Form 20-F/A
period 2001-12-31
WMC LTD
filed 2002-12-02
CIK 857071

2001 FORM 20-F/A

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001 or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-10375

WMC LIMITED
Australian Business Number 85 004 820 419
(Exact name of Registrant as specified in its charter)

COMMONWEALTH OF AUSTRALIA
(Jurisdiction of incorporation or organisation)

Level 16, IBM Centre, 60 City Road, Southbank, Victoria 3006, Australia
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each exchange on which registered
Ordinary Shares (1)	New York Stock Exchange
American Depositary Shares (2)	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Shares outstanding :

Fully Paid Ordinary Shares.	1,110,302,103

Partly Paid Ordinary Shares paid up to A$0.05 per share.	622,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item18 ☒

(1)	Not for trading but only in connection with the listing of the American Depositary Shares.
(2)	Evidenced by American Depositary Receipts, each American Depositary Share representing four fully paid Ordinary Shares.

2001 FORM 20-F/A

2001 FORM 20-F/A

FORWARD LOOKING STATEMENTS

This Form 20-F/A contains certain forward-looking statements, including statements regarding (i) estimated reserves, (ii) certain plans, strategies and objectives of management, (iii) scheduled closure of certain operations or facilities, (iv) anticipated production or construction commencement dates, (v) expected costs or production output, and (vi) the anticipated productive lives of projects and mines. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of WMC, which may cause actual results to differ materially from those expressed in the statements contained in this Form 20-F/A.

For example, future revenues from operations, projects or mines described in this Form 20-F/A will be based in part on the market price of the minerals or metals produced, which may vary significantly from current levels. Such variations, if materially adverse, may impact the timing or feasibility of the development of a particular project or the expansion of certain facilities or mines. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include the ability to profitably produce and transport the minerals or metals extracted to applicable markets, the impact of foreign currency exchange rates on the market prices of the minerals or metals produced and activities of governmental authorities in certain countries where such projects, facilities or mines are being explored or developed, including increases in taxes, changes in environmental and other regulations, and political uncertainty. WMC can give no assurances that the estimated reserve figures, the scheduled closure of such operations or facilities, actual production or commencement dates, cost or production output, or anticipated lives of the projects, mines and facilities discussed herein will not differ materially from the statements contained in this Form 20-F/A.

EXPLANATORY NOTE

This amendment on Form 20-F/A amends the Annual Report on Form 20-F of WMC Limited previously filed for the fiscal year ended December 31, 2001 (the “Prior Report”). Except as specifically indicated herein, no other information included in the Prior Report on Form 20-F is amended by this Form 20-F/A.

On November 21, 2001, WMC Ltd announced a proposal to demerge its interest in the Alcoa World Alumina and Chemicals venture (“AWAC”) from its nickel, copper/uranium and fertilizer businesses and exploration and development interests. At a shareholders’ meeting on November 29, 2002, WMC Limited’s shareholders voted to approve the demerger. The demerger is being effected through an Australian court-approved scheme of arrangement and associated capital reduction and dividend distribution. As a result of the demerger, WMC Limited will continue to hold its interest in AWAC (but will change its name to Alumina Limited) and WMC Resources Limited, which prior to the demerger was a wholly owned subsidiary of WMC Limited, will hold the nickel, copper/uranium and fertilizer businesses and exploration and development interests previously held within the WMC Limited group.

In connection with the demerger, WMC Resources Ltd is registering its ordinary shares under Section 12(b) of the Securities Exchange Act of 1934. The purpose of this amendment on Form 20-F/A is to modify WMC Limited’s Consolidated Financial Statements for the fiscal year ended December 31, 2001 (Item 18) and the related Selected Financial Data (Item 3.A), Operating and Financial Review and Prospects (Item 5) and Quantitative and Qualitative Disclosures about Market Risk (Item 11) in certain respects in order for them to conform to and appropriately address the various accounting and disclosure modifications that arose out of the WMC Resources Ltd registration process. This amendment on Form 20-F/A does not purport to provide a general update or discussion of developments of WMC Limited subsequent to the original filing of the Prior Report.

2001 FORM 20-F/A

KEY INFORMATION

ITEM 3.    KEY INFORMATION

A.    Selected Financial Data

The selected financial data appearing below are set forth in Australian dollars (except as otherwise indicated), and are derived from the audited Consolidated Financial Statements of WMC Limited (the “Company” or “WMC”, which, unless the context otherwise requires, includes WMC Limited and its subsidiaries) which appear elsewhere herein. These Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Australia, which differ in certain respects from accounting principles generally accepted in the United States. Note 45 to the Consolidated Financial Statements provides an explanation of these differences as they affect WMC, and reconciliations from Australian GAAP to United States GAAP of net income, comprehensive income, certain balance sheet items, shareholders’ equity and cashflows.

WMC’s net equity accounted profit under Australian GAAP was $401.7 million for the year ended December 31, 2001 ($764.9 million for the year ended December 31, 2000). Under US GAAP, WMC would have reported net income of $326.5 million for the year ended December 31, 2001 (2000: $702.4 million). Comprehensive income under US GAAP for the year ended December 31, 2001 was a loss of $588.5 million (2000: $735.5 million profit). WMC’s Consolidated Financial Statements are prepared in accordance with Australian GAAP. The financial statements of Alcoa World Alumina and Chemicals (“AWAC”), of which WMC owns 39.25% of Australian and 40% of the non-Australian assets, are prepared in accordance with US GAAP. The equity share of profit is based on these US GAAP financial statements. Adjustments are made for accounting policies not allowed under Australian GAAP (refer to Note 45 to the Consolidated Financial Statements) and the share of profits of AWAC’s Australian entity, Alcoa of Australia Ltd, is based on its Australian domestic financial statements. The principal differences between Australian GAAP and US GAAP that affect WMC’s net income and comprehensive income, as well as its shareholders’ equity, either directly or through its share of associates, relate to the treatment of the following items:

(i)	research and development costs;

(ii)	employee share and option plans;

(iii)	foreign exchange on constructed assets;

(iv)	valuation of inventory;

(v)	pension funds;

(vi)	exploration expenditure;

(vii)	start-up costs;

(viii)	recognition of profit on real estate disposal;

(ix)	deferral of cost of option payments;

(x)	dividends declared subsequent to balance date;

(xi)	royalty receivable from the sale of gold operations;

(xii)	fair value of accounting for derivatives; and

(xiii)	revenue recognition for provisional nickel sales invoices.

2001 FORM 20-F/A

KEY INFORMATION

Differences that affect the Consolidated Statement of Cashflows are that under US GAAP, bank overdrafts are not considered to be part of net cash equivalents, and payments for exploration and research and development would be classified as part of cashflows from operating activities, rather than investing activities.

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to those statements, including the Notes thereto, and comments following below.

SELECTED FINANCIAL DATA UNDER AUSTRALIAN GAAP (1)

	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998	Six Months Ended December 31, 1997	Year Ended June 30, 1997
	(A$ million except where indicated)
Net Sales Revenue (inc.)
Discontinued Operations	2,817.0	3,092.0	2,094.8	1,721.4	986.2	2,173.1
Income from Continuing Operations	118.2	692.2	186.0	1.8	59.4	84.6
Net Income	401.7	764.9	275.8	169.2	98.9	283.4
Comprehensive Income	421.5	798.0	198.4	130.8	158.1	309.4
Net Income from Operations per Ordinary Share (A$/share)	0.36	0.68	0.24	0.15	0.09	0.25
Income from Continuing Operations per Ordinary Share (A$/share)	0.10	0.61	0.16	(0.28)	0.05	0.07
Diluted Net Income per Ordinary Share (A$/share)	0.36	0.68	0.24	0.15	0.09	0.25
Cash Dividends per
Ordinary Share provided(2) (A$/share)	0.29	0.41	0.13	0.10	0.05	0.13
(US$/share)(3)	0.148	0.228	0.083	0.064	0.034	0.098

	At December 31, 2001	At December 31, 2000	At December 31, 1999	At December 31, 1998	At December 31, 1997	At June 30, 1997
	(A$ million except where indicated)
Total assets	10,012.3	10,371.2	8,906.6	9,048.6	8,121.8	7,238.8
Long-term obligations	3,476.6	4,304.2	3,053.1	3,593.1	2,275.9	2,095.4
Net assets	4,844.4	4,676.2	4,729.4	4,643.6	4,596.2	4,454.0

Shareholders’ equity	4,844.4	4,676.2	4,729.4	4,643.6	4,596.2	4,454.0

Capital stock	3,190.9	3,123.3	3,519.5	3,482.6	3,451.7	3,410.8

	Millions of shares
Number of shares	1,108.8	1,098.0	1,149.9	1,143.0	1,139.0	1,132.7

(1)	Amounts prepared in accordance with Australian GAAP.

(2)
Fully franked. See “Dividends” in Item 8A. Under Australian GAAP, dividends relating to the profits of a financial year are provided for in that year although the dividend might be declared on a date subsequent to the financial year.

(3)	These conversions were made using exchange rates applicable at the dates of the dividend payments.

2001 FORM 20-F/A

KEY INFORMATION

The above financial data for the year ended June 30, 1997 has been adjusted to reflect the reinstatement and amortisation of goodwill previously fully written off in the year ended June 30, 1988.

2001 FORM 20-F/A

KEY INFORMATION

SELECTED FINANCIAL DATA UNDER UNITED STATES GAAP(1)

	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998	Six Months Ended December 31, 1997	Year Ended June 30, 1997
	(A$ million except where indicated)
Net sales revenue from Continuing Operations	2,364.1	2,666.0	1,672.7	1,315.1	758.0	1,688.0

Income from Continuing Operations	57.3	636.4	194.4	(12.2)	55.6	77.1
Net Income	326.5	702.4	268.7	155.2	95.1	290.4
Comprehensive Income/(Loss)	(588.5)	735.5	191.3	116.8	154.3	314.4

Income from Continuing Operations per
Ordinary Share (A$/share)	0.05	0.56	0.17	0.07	0.05	0.08
Net Income from Operations per Ordinary Share(4) (A$/share)	0.30	0.62	0.24	0.14	0.08	0.26

Diluted Net Income per Ordinary Share
(A$/share)	0.30	0.62	0.24	0.14	0.08	0.26
Cash Dividends per Ordinary Share paid (2)
(A$/share)	0.36	0.31	0.06	0.12	0.07	0.17
(US$/share) (3)	0.18	0.177	0.039	0.077	0.049	0.134

	At December 31, 2001	At December 31, 2000	At December 31, 1999	At December 31, 1998	At December 31, 1997	At June 30, 1997
	(A$ million except where indicated)
Total assets	8,402.3	10,175.7	8,779.0	8,887.4	7,973.0	7,101.8
Long-term obligations	3,476.6	4,304.2	3,053.1	3,593.1	2,275.9	2,095.4
Net assets	3,778.5	4,694.2	4,703.4	4,516.7	4,504.2	4,396.1

Shareholders’ equity	3,778.5	4,694.2	4,703.4	4,516.7	4,504.2	4,396.1

Capital Stock	3,190.9	3,123.3	3,519.5	3,482.6	3,451.7	3,410.8

	Millions of shares
Outstanding Shares	1,108.8	1,098.0	1,149.9	1,143.0	1,139.0	1,132.7

(1)	Amounts prepared in accordance with United States GAAP.

(2)	Fully franked. Franked dividends are those paid out of profits which have borne Australian corporate tax. See “Dividends” in Item 8A.

(3)	These conversions were made using exchange rates applicable at the dates of dividend payment.

(4)	In 1999, net income per share was A$0.23 before the cumulative effect of an accounting change.

2001 FORM 20-F/A

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

The following discussion of Company performance uses financial data prepared using Australian GAAP. The differences between US GAAP and Australian GAAP are discussed in Item 3A and outlined in Note 45 to the Consolidated Financial Statements. The critical accounting policies adopted by the Company are described below.

Significant Accounting Policies

WMC’s significant accounting policies are more fully described in note 1 to its consolidated financial statements. Some of WMC’s accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on WMC’s historical experience, terms of existing contracts, management’s view on trends in the mining industry and information from outside sources.

Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of WMC’s consolidated financial statements and could potentially impact WMC’s financial results and future financial performance.

WMC’s critical accounting policies include those discussed below.

Amortization of mine properties and mine development assets

Amortization of mine properties is calculated on a straight line basis over the estimated remaining life of those mines or the life of the specific asset, whichever is shorter. Estimates of remaining mine lives are determined as the period of time over which proven and probable reserves determined in accordance with the SEC’s Industry Guide 7 are expected to be extracted.

Amortization of WMC’s capital cost of mine development is calculated on a units-of-production basis over the proven and probable reserves determined in accordance with the SEC’s Industry Guide 7 included in the current mine plan. In order to calculate the amortization, the total costs of development, including net costs incurred to date and estimated future development costs are totalled and divided by the total proven and probable reserves included in the current mine plan. Annual depletion is calculated based on the units of production during the period multiplied by the per-unit cost.

The estimate of the total expected future lives and production of WMC’s mines could be materially different from the actual production in the future and the actual lives of the mines due to changes in the factors used in determining WMC’s ore reserves, such as the commodity prices and foreign currency exchange rates. Any change in management’s estimate of the total expected future lives of WMC’s mines may impact the amortization charges recorded in WMC’s combined financial statements in relation to mine properties and mine development. In addition, actual future costs of mine development could differ from those estimated for the purpose of determining the rate of amortization.

Where ore has been mined and subsequently stockpiled for future processing, it is included in the determination of proven and probable reserves. However, this stockpiled ore is not included in the total reserves used in the amortization calculation for mine development, as this calculation only references proven and probable reserves included in the current mine plan.

2001 FORM 20-F/A

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Post-production waste removal

All costs of post-production waste removal (stripping) from open pit mines are accumulated, and deferred on the balance sheet as part of the total of mine properties and mine development. These costs include the costs of drilling, blasting, loading and haulage of waste rock from the open pit to the waste pile. Consistent with the methodology described above for amortization of mine development costs, these costs are combined with expected future costs of waste removal and amortized on a units of production basis over proven and probable reserves determined in accordance with the SEC’s Industry Guide 7 included in the current mine plan.

Variations exist in the accounting methods adopted by companies in the mining industry to account for post-production waste removal costs, and certain companies expense these costs as incurred. If the company had not adopted a policy of deferring and amortizing these costs, it would have experienced greater volatility in period to period results.

For US GAAP purposes deferred waste removal costs are considered deferred production costs and classified as other non-current assets in the balance sheet, and operating cash flows in the cash flow statement.

Recoverable Value of long-lived assets

WMC’s long-lived mining assets are carried at depreciated historical cost. Management annually reviews these carrying values for impairment. Where necessary, the carrying amounts of non-current assets are revalued downwards to their recoverable amount. These reviews are based on undiscounted projections of anticipated future cash flows to be generated by utilizing the long-lived assets.

For US GAAP, long lived mining assets are reviewed for impairment annually and when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If deemed impaired, an impairment loss is measured and recorded based on the fair value of the asset, which generally will be computed using discounted expected future cash flows.

While management believes that these estimates of future cash flows are reasonable, different assumptions regarding projected commodity prices, production costs and foreign currency exchange rates could materially affect the anticipated cash flows to be generated by the long-lived assets, thereby affecting the evaluations of the carrying values of the long-lived assets.

Deferred taxation

When determining deferred taxation, management makes estimates as to the future recoverability of deferred tax assets. If management determines that a deferred tax asset will not be realised, a charge would be recorded for that portion of the deferred tax assets which is not considered recoverable. These determinations are based on the projected realisation of tax allowances and tax losses. In the event that these tax assets are not realised, an adjustment would be required to income in the period that the determination was made. Likewise, should management determine that the company would be able to realise tax assets in the future in excess of the recorded amount, an adjustment to increase the deferred tax asset would be recorded as a credit to income in the period that the determination is made.

Under Australian GAAP, the threshold test that must be met to recognize a deferred tax asset is that recoverability must be virtually certain for tax losses and beyond reasonable doubt for timing differences. Under US GAAP, recoverability of the deferred tax asset must be considered to be more likely than not.

Accounting for derivative instruments and hedging activities

WMC defers certain unrealized gains and losses on derivatives contracts that are used to hedge changes in cash flows from forecasted transactions, and brings these amounts to account when the hedged transaction is

2001 FORM 20-F/A

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

recognized in income. Refer to item 11 “Qualitative and Quantitative Disclosures about Market Risks”, as well as note 1(f) to the Consolidated Financial Statements for an expanded discussion of the Company’s accounting policy under Australian GAAP, and note 45 (p) for discussion under US GAAP. The hedged forecasted transactions are based on detailed production forecasts, which are based on the mine plans, and amounts hedged are based on a portion of the Company’s reserves determined in accordance with the SEC’s Industry Guide 7, and as determined in accordance with the Company’s treasury risk management guidelines. On this basis, the forecasted transactions are considered to be probable of occurring, however changes in ore reserves due to changes in commodity prices or exchange rates could result in these transactions failing to occur, in which case, any unrecognized gains or losses on derivative contracts would be brought to account immediately.

Environmental rehabilitation costs

The Company makes provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. In addition, final environmental rehabilitation obligations are estimated based on these interpretations, with provisions made over the expected lives of WMC operations. While management believes that the environmental rehabilitation provisions made are adequate and that the interpretations applied are appropriate, the amounts estimated for the future liabilities may differ materially from the costs that will actually be incurred. The estimated cost of rehabilitation is re-assessed on a regular basis. If management determines that an insufficient rehabilitation provision has been created, earnings will be adjusted prospectively.

Inventories

Trading stocks and work in progress are valued at the lower of cost and net realisable value. Work in progress, including ore stocks, consists of stocks on which further processing is required. Where the net realisable value of stocks is below the cost, a provision is created and earnings will be adjusted as appropriate in the period that the determination is made.

Demerger

In November 2001, WMC announced its proposal to demerge into two separate resource companies, Alumina Limited and WMC Resources Ltd. The decision to demerge followed Alcoa’s conditional proposal to acquire WMC’s shares at $10.20, which required board recommendation. As this proposal could not be reconciled with independent valuations between $11.18 and $12.91, the board could not recommend Alcoa’s proposal to shareholders. A scheme booklet describing the demerger was distributed to shareholders in October, 2002 and the shareholders approved the demerger at a shareholders’ meeting on November 29, 2002.

Introduction

WMC’s operations during the three-year period to December 31, 2001 were characterized by a focus upon its core businesses of nickel, copper/uranium (Olympic Dam), fertilizers (Phosphate Hill) and alumina and chemicals (AWAC). This strategy, begun in the 1990s, included major investment and restructuring to enhance the competitiveness and quality of its assets, with an emphasis on developing fully integrated production facilities to achieve efficiency and a competitive cost base, exploring expansion opportunities at existing businesses and focusing on sites with long-life reserves. In addition, non-core businesses, such as oil and gas, talc and gold were divested. These initiatives produced generally positive results in fiscal 2000. Performance in fiscal 2001, however, was impacted by a fire in the solvent extraction plant at its Olympic Dam operations in October 2001, production difficulties associated with the setting up of the Queensland Fertilizer operations, as well as falling commodity prices.

2001 FORM 20-F/A

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

As a major diversified resources company, WMC’s financial and operational performance and prospects are influenced by a number of factors. The following is a discussion of the key factors which affect WMC’s business and financial performance.

Commodity prices

WMC sells products which are commodities and its financial performance is significantly influenced by the prices it obtains for these products. The price of a commodity is generally determined, or linked to, the price for the product in question in the world markets. World commodity prices are subject to changes in supply and demand, and characterized by significant fluctuations. The volatility of commodity prices means that the sales revenues (and absent mitigating factors, profit) generated by sales of WMC products can vary considerably from period to period, even where production levels and costs remain constant.

Fluctuations in the A$/US$ Exchange Rate

The world commodity prices for the products WMC sells are denominated in, or linked to, the US$. By contrast, most of WMC’s costs are denominated in Australian dollars and its accounts are prepared in A$. As a consequence, fluctuations in the rate of exchange between the US$ and A$ may have an effect on the financial results of WMC. Absent mitigating factors such as foreign currency hedging, an appreciation of the US$ relative to the A$ increases the value of sales revenues as compared to costs and has a positive impact on profit. A depreciation in the US$ as compared to the A$ decreases the value of sales revenue to costs and exerts negative pressure on profit.

Capital Expenditures

Mining is a capital intensive business, where much investment in infrastructure and plant is required. Recent major capital expenditures include expansion and optimisation projects at Olympic Dam and development of the Phosphate Hill fertilizer operations. These are discussed in more detail below.

Nickel Operations

The nickel operations have undergone cost reduction and production efficiency programs which were reflected in the fiscal 2000 profit. In 2001, however, lower commodity prices and higher production costs put significant negative pressure on profit. WMC is also pursuing a strategy of focusing upon longer-life and higher quality operations and thus is selling off its mines at Kambalda where proven and probable reserves are nearly depleted and reducing its capital intensity. Approximately 75% of nickel metal sales are made under short to medium term contractual arrangements.

Olympic Dam Operations

The copper/uranium operations benefited from a major expansion of production capacity at the Olympic Dam facility and significant cost reductions and production efficiencies were achieved in 2000. An optimisation project commenced in 2001 to take the annual capacity from approximately 200,000 tonnes of refined copper to 235,000 tonnes. A fire at the Olympic Dam solvent extraction plant in October 2001 resulted in a A$71.8 million charge for the write off of assets and reduced production in the 2001 year and a further A$56.9 million charge due to reduced production in the first half of 2002. The rebuild of the uranium solvent extraction plant is expected to be commissioned in the final quarter of 2002 and the copper solvent extraction plant during March 2003. A recent review of the smelting operations identified a deterioration in excess of expectations of some parts of the direct-to-blister furnace at the site, requiring increased maintenance and repairs and consequent downtime. The review determined that a relining of the furnace (which requires a 40 day shutdown of production), originally scheduled for 2004, should be brought forward to 2003. The cash cost of relining the direct-to-blister furnace, including cooling jacket replacement and improvements, are estimated to be A$50 million. Associated refurbishment and repairs to the smelter, anode furnaces, slag furnace

2001 FORM 20-F/A

OPERATING AND FINANCIAL REVIEW AND PROSPECTUS

and sulphuric acid plant, normally scheduled to coincide with each smelter reline, are estimated to cost an additional A$40 million. Modifications to improve the capability of the gas handling system and acid plant will also be undertaken at some time at an estimated cost of A$30 million. A consequence of these repairs and refurbishment activities is that refined copper production for 2002 and 2003 is forecast to be approximately 178,000 tonnes and 196,000 tonnes respectively. Upon completion of the optimisation project, the new copper solvent extraction plant and furnace relines and other repairs, the Olympic Dam facility is expected to operate at the 235,000 tonnes per annum rate. Approximately 90% of copper production was sold under contracts which are negotiated annually. More than 90% of the uranium oxide production is committed under long-term sales contracts.

Queensland Fertilizer Operations

The Queensland Fertilizer Operations have experienced significant hand-over delays and inconsistent production from the initial start up phase in the last quarter of 1999 until October 2000. Since then, the production rate has been increasing but has not yet achieved sustained full capacity. A decrease in prices has also affected the operations, which are not yet profitable. The Phosphate Hill site has the potential for future development but such opportunities are still in the early stages of study. Almost 100% of fertilizer production is sold under contract.

Alcoa World Alumina and Chemicals (AWAC)

In the year ended December 31, 2001, AWAC produced approximately 11.9 million tonnes of alumina from its production capacity of approximately 13 million tonnes. Approximately 13.3 million tonnes of alumina were produced the previous year. The decrease in production occurred at the Point Comfort, USA and St Croix, US Virgin Islands operations in response to lower alumina demand. The St Croix operation was permanently closed in the second quarter of 2001. The equity profit after tax from AWAC decreased to A$279.1 million in 2001, compared to A$371.2 million in 2000 in line with the lower production. AWAC is accounted for by WMC on an equity basis.

Regulatory Environment

WMC is subject to extensive regulation in Australia and abroad. Of particular importance in Australia is the impact of native title claims on mining and other leases. Furthermore, mining leases are subject to certain conditions. WMC is also subject to regulation on environmental matters, with special regulations applying in the context of the export and handling of uranium.

2001 Performance Compared to 2000

Overview

WMC’s consolidated net profit after tax from continuing operations was A$118.2 million for the year ended December 31, 2001 compared with A$692.2 million for the year ended December 31, 2000. Net sales revenue from continuing operations amounted to A$2,364.1 million for the year ended December 31, 2001, compared with A$2,666.0 million for the previous year. Lower commodity prices, particularly for nickel, combined with lower nickel production and higher costs at Olympic Dam due to the impact of the fire in the solvent extraction plant, and at Queensland Fertilizer Operations due to the first full year of depreciation and amortization charges following the completion of the commissioning in August 2000, and a write down of AWAC assets were largely responsible for the reduction in profit.

A fire in Olympic Dam’s solvent extraction plant in October 2001 resulted in a A$71.8 million charge for the write off of assets and reduced production of copper and uranium oxide. The weakness in the global aluminium market resulted in AWAC taking a charge for the write down of AWAC refining and chemical assets and associated provisions of A$80.9 million after tax (WMC share).

2001 FORM 20-F/A
OPERATING AND FINANCIAL REVIEW AND PROPECTUS

The nickel business profit before interest, hedging and tax in the 12 months to December 31, 2001 was 65 per cent lower than the previous year, reflecting the weakness in the nickel price and reduced volumes. Profit before interest, hedging and tax for the copper - uranium business was 42.5 per cent lower than the previous year, due to lower copper and uranium prices and the impact of the fire in the solvent extraction plant.

The fertilizer business reported an operating loss before interest, hedging and tax of A$59.9 million in 2001, compared to a loss of A$52.7 million in 2000. The increased loss reflected lower average di-ammonium phosphate prices, which decreased 4% from US$154/tonne in 2001, and plant performance issues since the plant was still in the process of ramping up in fiscal 2000 and 2001. The fiscal 2000 profit included only five months of depreciation and amortization charges as the costs were capitalized up to completion of commissioning in August 2000.

The contribution to profit before tax from AWAC was A$473.1 million, compared to A$571.9 million in 2000. The 17.3 per cent decrease in 2001 was attributable to non-recurring write offs and provisions associated with the refining and chemicals assets of A$88.0 million before tax. Despite lower production volumes in 2001, the profit from AWAC before the asset write offs reflected a 1.3 per cent increase as a result of improved unit cost performance and the cushioning effect of long term sales contracts on revenue, together with the benefit of the lower Australian dollar/US dollars exchange rate.

In December 1999, WMC revised its Price Risk Management Policy to substantially reduce future hedging activity, with the exception of carry forward hedge positions, principally for the currency exchange rate and the gold price. This policy is described in greater detail in Item 11 “Quantitative and Qualitative Disclosures About Market Risk”. Following the change in policy, the Company’s revenue has been subject to movements in spot prices for commodities and the Australian dollar/US dollar exchange rate, although these have largely been offset in net revenue terms and the Company’s liquidity position has improved, with significant debt reduction occurring over the fiscal year 2001.

Revenue

WMC’s net sales revenues from continuing operations for 2001 decreased to A$2,364.1 million, down from A$2,666.0 million in 2000. The decrease in revenue was driven by lower prices for all commodities as detailed in the following table. Revenues were also impacted by net foreign exchange and commodity price-hedging losses of A$273.9 million (A$320.6 million in 2000) due to reduced hedging cover in place in 2001 compared to 2000.

PRICES SUMMARY	2001	2000
Nickel (US$/lb)	2.70	3.92
Copper (US$/lb)	0.72	0.82
Fertilizer (US$/tonne)	147	154
Aluminium (US$/lb)	0.65	0.70

Costs

WMC’s cost of goods sold from continuing operations for 2001 increased to A$1,878.7 million, up from A$1,672.0 million in 2000. The higher costs were predominantly due to the impact of the fire in the solvent extraction plant at Olympic Dam of A$71.8 million, increased nickel concentrate purchased from third parties reflecting the sale of the Kambalda mines of A$6.9 million and higher operating costs of A$127.2 million at the Queensland Fertilizer plant associated with the ramp up of production. Fiscal year 2000 included only five months of depreciation and amortization charges at the Queensland Fertilizer plant as the costs were capitalized up to completion of commissioning August 2000.

Depreciation and amortisation charged to profit from continuing operations increased to A$481.2 million in 2001, compared to A$428.8 million in 2000. The charge in 2001 reflects the first full year of depreciation for Queensland Fertilizer operation, compared to five months of charges in 2000.

2001 FORM 20-F/A
OPERATING AND FINANCIAL REVIEW AND PROSPECTUS

Profit

WMC’s profit after tax from continuing operations was A$118.2 million, down from a profit of A$692.2 million in 2000. The loss was primarily attributable to substantially lower prices for WMC’s products, the A$71.8 million charge following the fire at Olympic Dam’s solvent extraction plant in October 2001, the A$80.9 million write down of AWAC refinery and chemical assets and associated provisions and the increased costs referred to above.

Net interest expense was A$140.9 million, compared to A$148.1 million in 2000, reflecting the benefits of lower interest rates and debt reduction. In 2000 interest of A$24.9 million was capitalized in relation to the construction of the Queensland Fertilizer Operations.

An income tax credit of A$76.3 million was reported for 2001, compared to an income tax charge of A$170.5 million in the previous year. The significant tax credit in 2001 was due to the recognition of capital losses that were utilised to offset the gain on the sale of the gold business.

Cash flow

Net cash inflow from operating activities for 2001 was A$954.7 million, compared to A$1,172.5 million in 2000. Key factors impacting the net cash flow from operations were:

•
payments to suppliers and employees increased to A$2,212.7 million from A$1,904.9 million in 2000, due mainly to higher operating costs. The increase in operating costs was attributable to a full year of operations at Queensland Fertilizer Operations and increased nickel concentrate purchases from third parties; and

•	dividends from associates increased by A$102.6 million to A$377.0 million.

Cash inflow relating to investing activities was A$279.1 million, compared to an outflow in 2000 of A$419.3 million. The key factors contributing to the inflow from investing activities were:

•
proceeds from the disposal of non-current assets of A$699.3 million, which included proceeds from the sale of the Agnew and St Ives gold operations (A$432.0 million), the Three Springs Talc operations (A$56.0 million) and the equity interest in Mondo Minerals (A$122.2 million). This compared to proceeds of A$38.0 million in 2000;

•	payments for property, plant and equipment was A$426.8 million compared to A$436.0 million in 2000; and

•	proceeds from the close out of interest rate swaps and gold hedge contracts in 2001 of A$33.4 million.

Net cash flow movements relating to financing activities increased to an outflow of A$1,108.1 million, compared to the A$786.6 million outflow in 2000. Key drivers were:

•	a net repayment of borrowings of A$778.3 million in 2001 against a net repayment of A$37.7 million in 2000.

•	dividends paid increased to A$396.4 million in 2001 from A$350.5 million in the previous year; and

•	there were no payments for the buyback of ordinary shares during 2001, compared to an outflow of A$417.4 million in 2000.

2001 FORM 20-F/A
OPERATING AND FINANCIAL REVIEW AND PROSPECTUS

Balance sheet

Net assets increased to A$4,844.4 million from A$4,676.2 million in 2000, despite a decrease in total assets to A$10,012.3 million from A$10,371.2 million in 2000. The increase in net assets reflects the significant reduction in borrowings during 2001, offset by the sale of assets. Borrowings decreased to A$2,322.0 million in 2001 due to net repayments of A$778.3 million, offset by the impact of the falling Australian dollar on US dollar denominated debt. The net debt to debt plus equity ratio was 30.3 per cent at December 31, 2001, compared to 32.1 per cent at December 31, 2000.

Key factors in the decrease in total assets of A$358.9 million were:

•	lower investment in associates by A$127.5 million due to dividend receipts exceeding WMC’s share of AWAC equity profits;

•	higher deferred tax asset balances of A$303.7 million, compared to A$181.8 million in 2000, due to an increase in tax losses brought to account;

•
a decrease in the value of property, plant and equipment of A$417.7 million, reflecting the impact of depreciation and amortization charges exceeding capital expenditure of A$139.3 million and the disposal of discontinued operations of A$201.4 million; and

•	offset in part by an increase in deferred hedging losses of A$309.4 million due to the lower Australian dollar/US dollar exchange rate;

WMC’s liabilities for 2001 decreased to A$5,158.9 million, down from A$5,681.5 million in 2000. The decrease was attributable to the repayment of borrowings as discussed above, the recognition in 2001 of A$111.0 million of deferred realised hedge profits from the 1998 gold hedge close out and a lower dividend provision, offset by an increase in hedging creditors as a result of commodity and currency price movements of A$327.1 million.

Shareholders’ equity in 2001 increased to A$4,844.4 million, up from A$4,676.2 million in 2000. The increase was attributable to net income of A$401.7 million, net foreign currency adjustments to comprehensive income of A$19.8 million and employee share issues of A$67.6 million, offset by dividends paid and provided of A$320.9million.

Segment Results

Nickel

WMC’s nickel business faced difficult conditions for the nickel industry during 2001. Profit before interest, hedging and tax decreased to A$288.4 million in 2001, compared with profit of A$823.2 million in 2000. The lower profit in 2001 was due to lower sales volumes at lower prices and higher unit cost of sales. The average unit cost of metal sales (net of by-product credits) for 2001 increased 17.2% to A$3.74 per pound, reflecting planned increased concentrate purchased from third parties following the sale of Kambalda mines, lower smelter throughput and increased energy costs in Western Australia. Overall amortization increased in 2001 due to the commencement of mining at the new Harmony mine at Leinster. Total nickel-in-concentrate production decreased by 2.7% to 104,591 tonnes in line with weaker market conditions and planned major maintenance shutdowns at the Kalgoorlie smelter and Kwinana refinery.

2001 FORM 20-F
OPERATING AND FINANCIAL REVIEW AND PROSPECTUS

NICKEL PERFORMANCE SUMMARY	2001	2000
	A$ millions
Financial
Profit before hedging, interest and tax(1)	288.4	823.2
Commodity/currency hedging	(141.5)	(216.7)
Profit before interest and tax	146.9	606.5
Significant items	—	20.2	(2)
Total profit before interest and tax	146.9	626.7

Sales revenue	1,200.9	1,645.4
Capital expenditure	227.1	155.5
Total assets	1,691.1	1,801.0

Production	‘000 tonnes
Nickel-in-concentrate	104.6	107.5
Nickel-in-matte	96.6	103.0
Nickel metal	61.3	60.5

Sales
Nickel-in-concentrate	13.8	18.1
Nickel-in-matte	34.6	40.7
Nickel metal	61.1	61.6

(1)
WMC has included information concerning profit before hedging, interest and tax in its segment results as it believes that such data is commonly used by certain investors to evaluate the core results of the Company’s segments. Profit before hedging, interest and tax is not a measure of financial performance under GAAP and should not be considered an alternative to, or more meaningful than, income before interest and income tax or net income/(loss) attributable to holding company shareholders. WMC’s consolidated results as discussed herein include the results of hedging, interest and tax.

(2)	Under US GAAP, profit from the sale of tenements at Kambalda was only recognized in 2001. Refer Note 45(k) to the Consolidated Financial Statements.

Sales revenue decreased in line with lower production and reduced prices received for WMC’s product. Hedging losses reduced due to reduced hedging cover in place in 2001 compared to 2000.

WMC continued to optimize its nickel refinery at Kwinana. The plant has been progressively upgraded and operating costs have been kept low by increasing process intensity, improving process control and targeted de-bottlenecking. In 2001, the expansion of the plant by a further 10% to a capacity of 67,000 tonnes of nickel metal a year was completed on time and on budget.

WMC continued to dispose of Kambalda nickel mines during 2001. The Wannaway mine and North Widgiemooltha Block were sold to external parties. Land containing Otter Juan and Coronet North mines was leased under a long term arrangement. Under the terms of these divestments WMC entered into long-term agreements with the acquirers to buy the concentrates they produce. The sales of these mines provided a reduction in Kambalda’s capital intensity. The Lanfranchi mine complex is the only mine at Kambalda still owned by WMC. Mining ceased at Lanfranchi at the end of March 2002. It is anticipated that this mine will be sold during 2003.

In February 2001, the Yakabindie Nickel Company was purchased. It is expected to have long term potential to complement existing assets in the Mount Keith area.

2001 FORM 20-F/A

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Alcoa World Alumina and Chemicals (AWAC)

AWAC is accounted for by WMC on an equity consolidated basis. Profit contribution before tax from AWAC decreased 17.3 per cent to A$473.1 million in 2001, due to the impact of asset write offs and associated provisions of A$88.0 million before tax and lower alumina prices and sales volumes. WMC’s equity share of AWAC after tax profit was A$279.1 million compared to A$371.2 million in the previous year.

Unit cost of sales of alumina in 2001 were 4 per cent higher due to lower production at Point Comfort, higher costs in the fourth quarter at Jamalco following a labour strike and higher caustic prices. These factors were partially offset by lower US$ costs at the Australian refineries that benefited from a lower A$/US$ exchange rate. Unit cost of sales for aluminium fell 20 per cent as a result of Alcoa’s cost reduction program and the benefit of the lower A$/US$ exchange rate.

WMC’s equity share of alumina production for 2001 fell by approximately 10.3 per cent to 4.7 million tonnes, due to the closure of the St. Croix refinery, the reduction in output from Pt. Comfort as a result of falling demand for alumina, and the absence of production from Jamalco in the fourth quarter due to a labour dispute. Aluminium production increased by 13.2 per cent, with higher production at Point Henry and the full impact of the acquisition of Eastern Aluminium’s share of the Portland smelter being recorded.

AWAC PERFORMANCE SUMMARY	2001	2000	1999
	$ millions
Financial
Equity profit before tax net of WMC business unit costs (A$)	473.1	571.9	276.0
AWAC total revenue (US$)	3,121.5	3,623.9	3,140.6
AWAC capital expenditure (US$)	111.5	139.9	184.3
AWAC assets (US$)	3,154.3	3,391.2	3,538.0

	‘000 tonnes
Production (100%)
Alumina	11,903.0	13,252.0	12,615.0
Aluminium	372.7	344.0	311.5

In September 2000, Alcoa Inc. and Reynolds Metals Company completed their merger following regulatory approval. Under the agreement between Alcoa and WMC, AWAC is the exclusive vehicle for both companies’ investment in bauxite, alumina and alumina-based chemicals. Accordingly, Reynolds Metal Company assets to be transferred to AWAC include Juruti, a greenfield bauxite deposit in Brazil; further minor interests in bauxite producers Halco in Guinea, and MRN in Brazil; and two small plants in the United States. This transfer had not occurred as at December 31, 2001 with discussion between Alcoa and WMC continuing. See “2000 Performance Compared to 1999 – Segment Results – Alcoa World Alumina and Chemicals (AWAC)” for more details on these discussions.

Ninety per cent of alumina produced globally is converted into aluminium metal which is used in transport, packaging and construction. The remainder is used to manufacture industrial chemicals and furnace linings. A growing trend to use aluminium components to reduce the weight of motor vehicles continued to support demand.

The benchmark cash price for aluminium equalled the five-year high of US$0.79 per pound in February 2001. The price then proceeded to decline progressively throughout the 2001 year. Prices had fallen to US$0.60 per pound at year end. LME stocks increased from the near ten year low of 322,000 tonnes in January, 2001 to approximately 800,000 tonnes at December 31, 2001.

In the first six months of 2001, there was an excess global supply of alumina because high energy prices in the Pacific northwest of the United States led to the closure of approximately 1.7 million tonnes of primary aluminium smelting in the United States and Canada. This situation combined with smelter closures in Brazil as a result of energy

2001 FORM 20-F/A

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

rationing has resulted in lower overall demand for alumina. Supply of alumina in the first half conversely increased following the resumption of production at the Kaiser refinery in December 2000.

Alumina spot prices increased to above US$400 per tonne in 2000 before the market settled to close the year at US$175 per tonne. With the unfavourable alumina supply / demand equation described above, and deteriorating metal prices, spot prices for alumina softened throughout 2001 and closed the year in the vicinity of US$135 per tonne. It should be noted, however, that the majority of global alumina production is sold under long term contract and the average price received by AWAC is impacted to a far greater extent by movements in the aluminium price as opposed to the spot alumina price.

In November 2000, AWAC announced its St Croix alumina refinery in the US Virgin Islands would be placed on care and maintenance from January 31, 2001. The refinery, which has an annual nameplate capacity of 600,000 tonnes, produced 415,000 tonnes during 2000. A decision was then made in the second quarter of 2001 to permanently close the refinery. AWAC is presently involved in negotiations with the aim of selling this asset.

On February 9, 2001, AWAC announced the immediate reduction of the operating rate at its Point Comfort refinery to between 1.6 and 1.9 million tonnes per year, compared with its rated capacity of 2.3 million tonnes. Further reductions in the operating rate were consequently made to reflect the prevailing market such that the refinery was operating at only one-third capacity at year end.

As part of the rationing of the chemical business unit, the chemical operations based in Moerdijk Germany were transferred to Alcoa Chemie in Rotterdam, Nertherlands. The Moerdijk site was subsequently sold in the third quarter of 2001.

Copper – Uranium

Total profit before interest, hedging and tax was 42.5% lower at A$150.8 million due to the A$71.8 million impact of the write off of the damaged solvent extraction plant and associated reduced production in 2001 coupled with the inclusion of A$61.4 million of insurance proceeds in 2000. The unit cost of sales for copper (net of uranium and by-product credits) was A$1.06 per pound for 2001, up A$0.20 per pound on 2000. The increase in the unit cost of sales was primarily attributable to the impact of the fire in the solvent extraction plant in October 2001.

COPPER/URANIUM PERFORMANCE SUMMARY	2001	2000
	A$ millions
Financial
Profit before hedging, interest and tax(1)	150.8	262.5
Commodity/currency hedging	(102.9)	(96.8)
Profit before interest and tax	47.9	165.7

Sales revenue	810.3	798.0
Capital expenditure	75.3	79.9
Total assets	2,811.1	3,098.0
Production
Refined copper (‘000 tonnes)	200.5	200.4
Uranium oxide (tonnes)	4,379	4,539
Sales
Refined copper (‘000 tonnes)	200.8	203.2
Uranium oxide (tonnes)	4,534	4,352

(1)
WMC has included information concerning profit before hedging, interest and tax in its segment results as it believes that such data is commonly used by certain investors to evaluate the core results of the Company’s segments. Profit before hedging, interest and tax is not a measure of financial performance under GAAP and

2001 FORM 20-F/A

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

should not be considered an alternative to, or more meaningful than, income before interest and income tax or net income/(loss) attributable to holding company shareholders. WMC’s consolidated results as discussed herein include the results of hedging, interest and tax.

The fire in late October 2001 caused considerable damage to the copper and uranium solvent extraction circuits. The cost of the rebuild is expected to be approximately A$250 million with the uranium circuit scheduled to be completed in the last quarter of 2002 and the copper circuit in April 2003. The rebuild costs and costs of lost production will be partially offset by insurance proceeds which will include insurance proceeds for business interruption and property damage. The expected cost of the rebuild is approximately A$250 million of which up to A$55 million of property damage insurance is currently under negotiation with insurers.

Despite the production difficulties arising from the fire in the solvent extraction plant, refined copper production for the 2001 year was at design capacity at 200,523 tonnes, with uranium production of 4,379 tonnes. A record 9.3 million tonnes of ore was treated in 2001. Olympic Dam also produced a record 113,412 ounces of gold and 912,859 ounces of silver.

The average copper price during 2001 was lower at US$0.72 per pound compared to US$0.82 per pound in 2000, however this was offset by the stronger US dollar relative to the Australian dollar during 2001 (US$0.5129) compared to 2000 (US$0.5757).

Prices on the uranium spot market recovered in 2001 to in excess of US$9.00 per pound, compared to the spot price of US$7.10 in late December 2000. WMC’s uranium is sold under long-term contracts with leading world power utilities. These contracts provide a premium over spot or benchmark prices. All uranium exports are subject to bilateral safeguards agreements and must be approved by the Australian government.

The optimization project to increase capacity to 235,000 tonnes of copper cathode remains on schedule and on budget. This project is due to be completed and fully commissioned by the fourth quarter of 2002. The full benefit of this optimization project will not however be reflected in production until the completion of the rebuild of the copper solvent extraction circuit in March 2003 and the reline of the smelter furnace in the last quarter of 2003.

Fertilizer Operations

The Queensland Fertilizer Operations (QFO) is a fully integrated operation, with phosphate rock, phosphoric acid and ammonia production at Phosphate Hill and sulphuric acid production in Mount Isa. The full year operating loss before interest, hedging and tax in 2001 was A$59.9 million. The loss was due to below design capacity production rates as the plant continued to ramp up to full capacity and maintain reliable and constant production and historically low di-ammonium phosphate (DAP) prices which decreased 4% from US$154/tonne in 2000 to US$147/tonne in 2001. The low production rates were attributable to plant performance issues that delayed reaching design capacity until December 2001. The operating loss before interest, hedging and tax in 2000 of A$52.6 million included only five months of depreciation amortization charge (A$24.4 million) following the completion of the commissioning in August 2000, compared to A$66.0 million for a full year of depreciation and amortization charge in 2001. Production was 326,300 tonnes of phosphate fertilizer in 2000 compared to 709,400 in 2001.

2001 FORM 20-F/A

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FERTILIZER PERFORMANCE SUMMARY(1)	2001	2000
	A$ millions
Financial
Loss before hedging, interest and tax(2)	(59.9)	(52.6)
Commodity/currency hedging	(29.5)	(7.1)
Loss before interest and tax	(89.4)	(59.7)

Sales revenue	352.9	222.6
Capital expenditure	42.3	96.2
Total assets	1,137.3	1,162.0
	‘000 tonnes
Production
Phosphate fertilizer	709.4	326.3
	‘000 tonnes
Sales
Queensland Fertilizer Operations external sales	536.6	157.6
Hi Fert sales	591.1	558.6

(1)
WMC’s has included information concerning profit before hedging, interest and tax in its segment results as it believes that such data is commonly used by certain investors to evaluate the core results of the Company’s segments. Profit before hedging, interest and tax is not a measure of financial performance under GAAP and should not be considered an alternative to, or more meaningful than, income before interest and income tax or net income/(loss) attributable to holding company shareholders. WMC’s consolidated results as discussed herein include the results of hedging, interest and tax.

(2)	Includes performance of wholly owned subsidiary Hi Fert Pty. Ltd.

Continuing equipment reliability issues in the first half of the 2001 year were rectified during the statutory inspection shutdown in August, 2001. Production subsequently increased. Production in 2001 included 57,947 tonnes of high quality mono-ammonium phosphate (MAP).

Hi Fert, a wholly owned fertilizer distribution subsidiary, has made significant operating changes in 2001. Costs have been reduced through workforce reduction, re-structure and relocation. It has repositioned itself for further growth into the South Eastern Australian market. This has mainly involved the acquisition of high volume and high margin agents from WMC’s major competitors, which has increased total sales volume.

The price of DAP at the start of the year was US$154 per tonne fob Tampa and increased to a high of US$168 in March before falling to a low of US$133 in June. Between June and October the price ranged between US$136 and US$142 per tonne, with a rise from October taking the price to US$152 per tonne at December 31, 2001.

2001 FORM 20-F/A

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2000 Performance Compared to 1999

Overview

WMC’s consolidated net profit after tax and abnormals from continuing operations was A$692.2 million for the year ended December 31, 2000 compared with A$186.0 million for the year ended December 31, 1999. Net sales revenue from continuing operations amounted to A$2,666.0 million for the year ended December 31, 2000 compared with A$1,672.7 million for the previous year. Improvements in the nickel business and higher nickel prices; improved returns from alumina and increased copper and uranium production together with lower production costs. were primarily responsible for the profit increase.

Nickel production and associated sales volumes in the 12 month period to December 31, 2000, increased compared to the previous year, with margins increased due to higher nickel prices and reduced costs. Copper and uranium oxide production at Olympic Dam increased substantially in 2000 and unit costs decreased as the expanded Olympic Dam Operation achieved full production during the year.

Construction of the Queensland Fertilizer Project at Phosphate Hill, Mt Isa and Townsville was completed during the fourth quarter of 1999, but plant hand-over delays and mechanical problems during commissioning limited production. Consistent production of di-ammonium phosphate fertilizer was not possible until the ammonia plant was handed over to WMC in October 2000.

Revenues

WMC’s sales revenues from continuing operations for 2000 increased to A$2,666.0 million, up from A$1,672.7 million in 1999. The revenue increase was driven by increases in sales volumes of all commodities as detailed in the following table.

SALES VOLUME SUMMARY	2000	1999
Nickel (‘000 tonnes)
– Nickel in concentrate	18.1	16.2
– Nickel in matte	40.7	27.5
– Nickel metal	61.6	53.6
Refined copper (‘000 tonnes)	203.2	141.8
Uranium oxide (tonnes)	4,353	2,756
Fertilizer (‘000 tonnes)
– Queensland Fertilizer Operations external sales	157.6	N/A	*
– Hi Fert sales	558.6	582.6

*	2000 was the first year of sales

Prices received for many of WMC’s products improved as detailed in the following table, magnified by the strength of the US dollar relative to the Australian dollar, however the benefit of the stronger US dollar was mitigated by net foreign exchange and commodity price-hedging losses from continuing operations of A$320.6 million, compared to the losses of A$51.8 million in 1999 due to the stronger US dollar.

PRICES SUMMARY	2000	1999
Nickel (US$/lb)	3.92	2.73
Copper (US$/lb)	0.82	0.71
Fertilizer (US$/tonne)	154	179
Aluminium (US$/lb)	0.70	0.62

2001 FORM 20-F/A
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Costs

WMC’s cost of goods sold from continuing operations for 2000 increased to A$1,672.0 million, up from A$1,213.5 million in 1999. The cost increase was driven by increased production in all areas, particularly at Olympic Dam and a full year of fertilizer production. However, production increased relatively more than costs, resulting in improved profits.

Details of production volumes are outlined in the table below.

PRODUCTION VOLUME SUMMARY	2000	1999
Nickel (‘000 tonnes)
- Nickel in concentrate	107.5	88.3
- Nickel in matte	103.0	79.7
- Nickel metal	60.5	53.0
Refined copper (‘000 tonnes)	200.4	138.3
Uranium oxide (tonnes)	4,539	3,221
Fertilizer (‘000 tonnes)	326.3	5.1

Depreciation and amortization from continuing operations charged to profit was A$428.8 million compared to A$318.3 million in 1999 reflecting a full year of charges for Olympic Dam, rather than just nine months in 1999 due to the capitalization of costs during the expansion project which was completed in March 1999, and charges beginning from August 1, 2000 for the Queensland Fertilizer Operations (none in 1999) which ceased commissioning in August 2000.

Profit

WMC’s consolidated profit after tax from continuing operations for 2000 was A$692.2 million, up from $186.0 million in 1999. The profit increase was driven by:

•	increased production and sales of all commodities at improved prices as discussed above, and

•	improved cost performance and production in the nickel operations, at Olympic Dam following the expansion and for AWAC.

Interest of A$24.9 million associated with the construction projects, was capitalized until 1 August 2000, compared to A$61.9 million in 1999. Interest relating to the expansion of Olympic Dam ceased to be capitalised in 1999, and interest relating to the Queensland Fertilizer Project was expensed from 1 August 2000.

Net interest expense was A$148.1 million, compared to A$78.6 million in 1999, in line with a higher level of debt and lower capitalised interest.

Disposal of Kambalda mine tenements resulted in an exceptional gain of A$23.8 million after tax. Under US GAAP this gain was not recognised until 2001, for more information refer to Note 45 of the Consolidated Financial Statements. The 1999 exceptional gain was A$7.9 million after tax, which includes an adjustment for changes in the corporate tax rate.

The taxation charge for 2000 increased due to increased profits despite the reduction in the tax rate from 36% to 34%. The effective tax rate for the year was 32.8% (1999: excluding effect of change in tax rate was 22.9%). The higher rate in 2000 was due to the fact that in the previous year the company claimed significant development allowances.

2001 FORM 20-F/A
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Cash flow

Net cash inflow from operating activities for 2000 was A$1,172.5 million, substantially increased from A$331.8 million in 1999. Key drivers were:

•	Receipts from our customers increasing by 54.2 per cent to A$3,030.2 million, principally due to the higher average nickel price, increased copper sales and a stronger US dollar.

•	Dividends from associates increased by A$107.5 million, although a dividend from AWAC due at year end was postponed to early 2001.

Payments to suppliers and employees increased to A$1,904.9 million from A$1,606.2 million due to increased production, and the Queensland Fertilizer project startup.

Cash outflow relating to investing activities was A$419.3 million, down from A$624.7 million in 1999 due to:

•
payments for property, plant and equipment falling by A$478.8 million to A$436 million. Expenditure during 2000 was on minor projects in all divisions, whereas 1999 included both the Olympic Dam expansion and construction of the Queensland Fertilizer Project; and

•
proceeds from the disposal of non-current assets were A$32.5 million compared with A$260.3 million in 1999. The latter included A$190.4 million from the 1998 sale of power generating and transmission assets.

Cash flow movements relating to financing activities changed to an outflow of A$786.6 million from an inflow of A$310.9 million in 1999. Key drivers were:

•	payments for the buyback of ordinary shares of A$417.4 million compared to A$4.0 million in 1999;

•	dividends paid increased to A$350.5 million from A$68.7 million; and

•	a net repayment of borrowings of A$37.7 million against a net draw-down of A$361.4 million in 1999.

Balance sheet

Net assets decreased to A$4,689.7 million from A$4,734.0 in 1999 reflecting an increase in total assets to A$10,371.2 million from A$8,906.6 million in 1999, offset by increases in borrowings, creditors and provisions arising from increased production and profits. Borrowings increased by 12.6 per cent to A$2,940.4 million in 2000 as a result of the impact of the falling Australian dollar on US dollar denominated debt, raising our net debt to debt plus equity ratio to 37.8%.

Key factors in the increase in total assets of A$1,464.6 million were deferred hedging losses increasing by A$889.0 million, debtors increasing by A$392.6 million mainly due to increased hedging debtors and investment in associates increasing by A$192.5 million.

The value of property, plant and equipment fell A$102.6 million, reflecting increased depreciation and amortisation charges exceeding capital expenditure as construction of major projects were completed and came into production.

2001 FORM 20-F/A
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

WMC’s liabilities for 2000 increased to A$5,681.5 million, up from A$4,172.6 million in 1999. The increase was driven by increased borrowings as discussed above, the dividend provision increasing by A$104.5 million as a benefit of the improved profit, the provision for deferred income tax increased by A$219.6 million as a result of increased income and timing differences, hedging creditors increased as a result of commodity and currency price movements, and creditors and other provisions increased as a result of increased production.

Shareholders’ equity in 2000 fell to A$4,676.2 million, down from A$4,729.4 million in 1999. The reduction was driven by an increase from net income of A$764.9 million, net foreign currency adjustments to comprehensive income of A$33.1 million and employee share issues of A$21.3 million, offset by dividends paid and provided of A$455.0 million and a reduction of A$417.4 million in share capital as a result of the share buy back.

Segment Results

Nickel

Cost cutting in 1999 combined with higher prices generated a significant profit improvement in 2000. Profit before interest, hedging, tax and exceptional items increased 390% from 1999 to a record A$823.2 million. WMC’s average unit cost of nickel metal sales (net of by-product credits) for 2000 decreased 15% to A$3.19 per pound. Total contained nickel production increased 22% to 107,458 tonnes while labor productivity within the division increased 16% to a record 51 tonnes of nickel per full-time equivalent employee in 2000.

Sales revenue increased in line with increased production and sales volumes, as discussed above, and an increase in the A$ nickel price, excluding hedging, from A$4.24/lb in 1999 to A$7.09/lb in 2000. Production increased due to operating efficiencies and reducing stocks. Hedging losses increased with the strength of the US dollar relative to the Australian dollar.

WMC commenced the sales of its Kambalda nickel mines in 2000. The largest group of mines, containing the Miitel, Mariners and Redross deposits, was sold to a joint venture led by Mincor Resources NL. WMC entered into long-term agreement to buy the concentrates the acquirers will produce.

Nickel prices moved to a high of US$4.84 per pound in March 2000, fell to US$3.19 in October 2000 and stabilized at that level, averaging US$3.92 for the year, up 43% on 1999.

2001 FORM 20-F/A
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

NICKEL PERFORMANCE SUMMARY	2000		1999
Financial	A$ millions
Profit before hedging, interest and tax(1)	823.2		168.2
Commodity/currency hedging	(216.7)		(44.5)
Profit before interest and tax	606.5		123.7
Significant items	20.2	(2)	—

Total profit before interest and tax	626.7		123.7
Sales revenue	1,645.4		989.2
Capital expenditure	155.5		133.1
Total assets	1,801.0		1,916.7
Production	‘000 tonnes
Nickel-in-concentrate	107.5		88.3
Nickel-in-matte	103.0		79.7
Nickel metal	60.5		53.0
Sales	‘000 tonnes
Nickel-in-concentrate	18.1		16.2
Nickel-in-matte	40.7		27.5
Nickel metal	61.6		53.6

(1)
WMC has included information concerning profit before hedging, interest and tax in its segment results as it believes that such data is commonly used by certain investors to evaluate the core results of the Company’s segments. Profit before hedging, interest and tax is not a measure of financial performance under GAAP and should not be considered an alternative to, or more meaningful than, income before interest and income tax or net income/(loss) attributable to holding company shareholders. WMC’s consolidated results as discussed herein include the results of hedging, interest and tax.

(2)	Under US GAAP profit from the sale of tenements at Kambalda was only recognized in 2001. Refer Note 45(k) to the Consolidated Financial Statements.

Alcoa World Alumina and Chemicals (AWAC)

Profit contribution before tax from AWAC increased 107 per cent to A$571.9 million in 2000, due to higher alumina prices, increased volume and lower unit costs.

AWAC continued its cost reduction program, surpassing its US$100 million target. AWAC also rationalised its alumina chemicals products and operations to concentrate on returns from major commodities such as aluminium fluoride, hydrate, calcines, and refractory and tabular products.

WMC’s share of alumina production for 2000 increased to a record 5.2 million tonnes, due to an incremental expansion at Wagerup and operating all refineries, except St Croix, at capacity. Aluminium production increased with the restart of idle capacity at Point Henry and Portland, and purchasing Eastern Aluminium.

During May 2000, Alcoa Inc. and Reynolds Metals Company completed their merger following regulatory approval. Under the agreement between Alcoa and WMC, AWAC is the exclusive vehicle for both companies’ investment in bauxite, alumina and alumina-based chemicals. Accordingly, Reynolds Metal Company assets to be transferred to AWAC include Juruti, a greenfield bauxite deposit in Brazil; further minor interests in bauxite producers Halco in Guinea, and MRN in Brazil; and two small plants in the United States. The Halco and MRN assets have been valued, but ownership has not yet been transferred to AWAC, while ongoing work is being undertaken to determine the value of the Juruti deposit. It is WMC’s position that the Exclusive Vehicle and New Business sections of the AWAC

2001 FORM 20-F/A
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Agreements apply to the Juruti deposit and that Juruti should, therefore, be integrated. These sections provide, inter alia, that AWAC is the exclusive vehicle for the pursuit of WMC’s and Alcoa’s (and their Related Corporations’) interests in the bauxite, alumina and inorganic industrial chemicals businesses included within the scope of AWAC, and neither party may compete with AWAC within that scope so long as they maintain an ownership interest in AWAC. The sections also provide that, if either party acquires a new business which has as a secondary component a bauxite, alumina or inorganic industrial chemicals business included within the scope of the AWAC, that component must be offered to AWAC for purchase at its acquisition cost or, if not separately valued, at an independently determined value. If AWAC and the Strategic Council decide not to accept the offer, the component must be divested by Alcoa or WMC (as the case may be) to a third party that is not an affiliate.

However, Alcoa has recently indicated to WMC that a potential interpretation of the scope of AWAC, as defined in the AWAC Agreements, may exclude Brazilian bauxite, alumina and chemical operations producing for use in the domestic Brazilian market, so that the Exclusive Vehicle and New Businesses sections of the AWAC Agreements do not apply to Juruti. WMC maintains that its interpretation of the AWAC Agreements is correct and that Juruti should be included in AWAC. Discussions with Alcoa concerning this issue are ongoing.

As a result of Alcoa Inc. acquiring Reynolds’ smelter capacity, AWAC will supply a higher proportion of Alcoa’s alumina, and less to third parties. AWAC will continue to pursue expansions and greenfield developments.

In September 2000, Alcoa of Australia finalised the acquisition of the 9.9 per cent of Eastern Aluminium it did not own, thereby increasing its interest in the Portland aluminium smelter from 45 to 55 per cent.

Ninety per cent of alumina produced globally is converted into aluminium metal which is used in transport, packaging and construction. The remainder is used to manufacture industrial chemicals and furnace linings. A growing trend to use aluminium components to reduce the weight of motor vehicles continued to support demand.

The benchmark cash price for aluminium reached a four-year high of US$0.79 per pound in January 2000. The price then faced downward pressure with expectations of a slow down in the US economy, but recovered to US$0.71 per pound by year end. LME stocks declined 63 per cent during the year to 322,000 tonnes, near a ten year low and less than a week’s global consumption.

Alumina prices generally move in line with aluminium metal prices, however during 2000, after an unexpected drop in supply due to the forced shutdown of a competitor’s refinery, alumina spot prices rose to around US$450 per tonne in the first quarter before ending the year at US$175 per tonne. The spot market is unusually volatile as alumina cannot be easily stockpiled. However, since more than ninety per cent of global alumina production is sold through long-term contracts, short-term price movements such as this have little impact on the average price received by AWAC.

In November 2000, AWAC announced its St Croix alumina refinery in the US Virgin Islands would be placed on care and maintenance from January 31, 2001. The refinery, which has an annual nameplate capacity of 600,000 tonnes, produced 415,000 tonnes during 2000. Market conditions and internal supply options will determine future production.

On February 9, 2001, AWAC announced the immediate reduction of the operating rate at its Point Comfort refinery to between 1.6 – 1.9 million tonnes per year compared with its rated capacity of 2.3 million tonnes.

Copper - Uranium

Total profit before interest, hedging and tax increased to A$262.5 million, due to a number of factors. There were record sales of copper and uranium in 2000 of 203,234 tonnes and 4,353 tonnes respectively compared to 141,754 tonnes of copper and 2,756 tonnes of uranium in 1999. Australian dollar copper prices increased from A$1.11/lb in

2001 FORM 20-F/A

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

1999 to A$1.46/lb in 2000 and unit cost of sales (net of uranium and by-product credits) were reduced by 13% to A$0.86 per pound of copper. Labor productivity increased 55% to 138 tonnes of copper per full-time-equivalent employee.

Increased production related to 2000 being the first year the expanded plant had been at full capacity after taking the plant’s capacity from 85,000 to 200,000 tonnes of refined copper a year. Record volumes of ore were treated, up 32% from 1999 to 8.9 million tonnes in 2000. Record production was achieved for all four metals – copper, uranium, gold and silver. Profit increased in line with the improved production, lower unit production costs and improved prices in A$ terms.

Following a fire in late December 1999, production during the first half year was disrupted by repairs to the copper solvent extraction plant, limiting copper production to 94,500 tonnes for the half. In spite of this, the mine and processing plant delivered over its new design capacity to meet production targets for the full year. The gold plant became fully operational during the year, producing nearly 70,000 ounces.

The average copper price increased from US$0.71 per pound in 1999 to US$0.82 per pound in 2000. LME copper stocks declined substantially from a record 843,000 tonnes in March 2000, to 357,000 tonnes in December. Copper consumption for the year increased by around 7%, largely due to increased demand for information technology infrastructure, and in consumer and industrial applications. After reaching US$0.91 per pound in September 2000 the price declined amid concerns about high world oil prices and weakening growth.

During 2000, oversupply in the uranium market, due to utilities reducing their inventories and sales from commercial and ex-military stockpiles, depressed prices. Prices on the uranium spot market fell from US$9.60 per pound in early January 2000 to US$7.10 in late December 2000. WMC’s uranium is sold under long-term contracts with leading world power utilities. These contracts provide a premium over spot or benchmark prices. All uranium exports are subject to bilateral safeguards agreements and must be approved by the Australian government.

COPPER/URANIUM PERFORMANCE SUMMARY	2000	1999
Financial	A$ millions
Profit before hedging, interest and tax(1)	262.5	23.6
Commodity/currency hedging	(96.8)	(7.2)
Profit before interest and tax	165.7	16.4
Sales revenue	798.0	491.6
Capital expenditure	79.9	312.2
Total assets	3,098.0	3,171.3

Production
Refined copper (‘000 tonnes)	200.4	138.3
Uranium oxide (tonnes)	4,539	3,221

Sales
Refined copper (‘000 tonnes)	203.2	141.8
Uranium oxide (tonnes)	4,353	2,756

(1)
WMC has included information concerning profit before hedging, interest and tax in its segment results as it believes that such data is commonly used by certain investors to evaluate the core results of the Company’s segments. Profit before hedging, interest and tax is not a measure of financial performance under GAAP and should not be considered an alternative to, or more meaningful than, income before interest and income tax or net income/(loss) attributable to holding company shareholders. WMC’s consolidated results as discussed herein include the results of hedging, interest and tax.

2001 FORM 20-F/A

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Fertilizer Operations

Plant commissioning continued during the first half of 2000. Costs of this final phase of the construction project, A$52.4 million up to July 31, 2000, were capitalized. Included in this were start-up costs which under US GAAP must be expensed as incurred. Refer to Note 45 to the Consolidated Financial Statements. For the remainder of the year delays, low production levels and weak prices resulted in a poor performance by WMC’s fertilizer business. Running costs were high due to low production rates and start-up-related costs, with extra labor required to prepare the plant for operation.

326,000 tonnes of fertilizer were produced in 2000. The ammonia plant was shut down for extended periods and was finally handed over from the lump-sum turn-key contractor in October 2000, nearly 12 months late, after the contractors made the changes required to meet agreed plant performance criteria. With the ammonia plant on line, the Phosphate Hill facility operated satisfactorily at production rates over 50,000 tonnes per month, equivalent to an annualized production rate of 615,000 tonnes for the last quarter of 2000.

While most bulk high-analysis ammonium phosphate fertilizer is sold on long-term contracts, reference prices started 2000 at US$150 per tonne, dipped to a low of US$143 in May 2000, recovered to US$170 in August 2000 and closed the year at US$156. These prices were below many producers’ cash costs, which resulted in production cutbacks, mostly in the US, and so provided a price floor. Rising input costs, such as for ammonia which increased in line with oil and gas prices, lifted production costs for most manufacturers by between 10% and 20%, providing further price support. Market drivers, such as grain prices, were weak due to global oversupply.

FERTILIZER PERFORMANCE SUMMARY(3)	2000	1999
Financial	A$ millions
Loss before hedging, interest and tax(1)	(52.6)	(9.5)
Commodity/currency hedging	(7.1)	—
Loss before interest and tax	(59.7)	(9.5)

Sales revenue	222.6	191.9
Capital expenditure	96.2	418.4
Total assets	1,162.0	1,030.6
Production	‘000 tonnes
Phosphate fertilizer	326.3	5.1
Sales	‘000 tonnes
Queensland Fertilizer Operations external sales(2)	157.6	—
Hi Fert sales	558.6	582.6

(1)
WMC has included information concerning profit before hedging, interest and tax in its segment results as it believes that such data is commonly used by certain investors to evaluate the core results of the Company’s segments. Profit before hedging, interest and tax is not a measure of financial performance under GAAP and should not be considered an alternative to, or more meaningful than, income before interest and income tax or net income/(loss) attributable to holding company shareholders. WMC’s consolidated results as discussed herein include the results of hedging, interest and tax.

(2)	Sales commenced in 2000.

(3)	Includes performance of wholly owned subsidiary Hi Fert Pty. Ltd.

Australian Accounting Standards Board

The Australian Accounting Standards Board (“AASB”) has issued or revised certain Accounting Standards which are not effective for the fiscal periods reported upon in the consolidated financial statements.

2001 FORM 20-F/A

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AASB 1020, “Income Taxes” was issued in December 1999. It will be effective for WMC in 2004. WMC is currently assessing the impact of adopting this standard on its financial report.

AASB 1028 “Employee Benefits” was revised in June 2001. It will be effective for WMC in 2003. Adoption of this standard is not expected to have a significant impact on WMC’s financial position or results.

The Company early adopted the following standard for the year ended December 31, 2001. There was no material impact on the financial statements as a result of adoption.

AASB 1042, “Discontinuing Operations” was issued in August 2000. This standard relates to relates to disclosure of discontinued operations.

The Company adopted the following standards on January 1, 2002. There was no material impact on the financial statements as a result of adoption.

AASB 1005 “Segment Reporting” was revised in August 2000. It will be effective for WMC in 2002. This standard relates to disclosure requirements.

AASB 1027 “Earnings per Share” was revised in October 2000 and further amended in June 2001. It will be effective for WMC in 2002.

AASB 1012 “Foreign Currency Translation” was revised in November 2000. It will be effective for WMC in 2002.

Financial Accounting Standards Board

The Financial Accounting Standards Board has issued certain Statements of Financial Accounting Standards which are not effective with respect to the fiscal years presented in the consolidated financial statements.

SFAS No. 143 “Accounting for Asset Retirement Obligations” was issued in 2001. It will be effective for WMC in 2003. The statement requires an asset retirement obligation and a matching asset to be brought to account (calculated at a discounted present value) at the initial point the liability is incurred, generally when the mine is first commenced. The cost of the obligation is to be amortized over the life of a long-lived asset. Increases in the obligation as a result of the reduction of time are to be treated as interest. WMC is currently assessing the impact of adopting this standard.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. The standard rescinds FASB statements No. 4 and 64 that deal with issues relating to the extinguishment of debt. The standard also rescinds FASB Statement No. 44 that deals with intangible assets of motor carriers. The standard modifies SFAS No. 13, “Accounting for Leases,” so that certain capital lease modifications must be accounted for by lessees as sale-leaseback transactions. Additionally, the standard identifies amendments that should have been made to previously existing pronouncements and formally amends the appropriate pronouncements. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002 with earlier adoption encouraged. WMC is currently assessing the impact of adopting this standard which it intends on adopting for the 2003 fiscal year.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. The statement requires that costs associated with exit or disposal activities must be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs include lease termination costs and certain employee severance costs associated with a restructuring, discontinued operations or other exit or

2001 FORM 20-F/A

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

disposal activity. WMC is currently reviewing the impact of SFAS No. 146, which is effective for exit or disposal activities initiated after December 31, 2002.

The Company will adopt the following standards on January 1, 2002. There is not anticipated to be any material impact on the financial statements as a result of adoption.

SFAS No. 141 “Business Combinations” which addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, “Business Combinations”, was issued in June 2001 and is effective for business combinations initiated after 30 June 2001. It bans pooling-of-interest mergers and requires the use of the purchase method. Australian GAAP already requires the use of the purchase method in business acquisitions, so adoption of this standard will not have a significant impact on WMC’s financial position or results.

SFAS No. 142 “Goodwill and Other Intangible Assets” which supersedes APB Opinion No. 17 was also issued in June 2001 and is effective for WMC in 2002. It addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements Amortization of goodwill and indefinite-lived intangible assets ceases and is replaced by impairment tests. As WMC does not have any goodwill or indefinite lived intangible assets, adoption of this standard will not have a significant impact on WMC’s financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement supersedes SFAS No. 121 and the accounting and reporting provisions of APB Opinion No.30. This statement will require one accounting model be used for long-lived assets to be held and used or disposed of by sale, whether previously held and used or newly acquired, and will broaden the presentation of discontinued operations to include more disposal transactions. WMC will adopt SFAS 144 in January 1, 2002 and is not anticipated to have a material impact on WMC’s financial position or results of operations.

2001 FORM 20-F/A

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

B.    Liquidity and Capital Resources

The ability of WMC’s subsidiaries to generate cash internally is influenced by the following major factors:

(i)	the level of world commodity prices and exchange rates to which the Company’s revenue is substantially exposed;

(ii)	the level of dividends received from AWAC;

(iii)	the level of expenditure required to explore and develop new mineral reserves and to maintain existing production facilities;

(iv)	the level of capital expenditure required to develop new projects;

(v)	the level of operating expenditure required for wages, salaries and consumables; and

(vi)	the level of interest rates on borrowings.

These factors will continue to influence the Company’s liquidity and capital resources in future years.

In addition, because WMC is a holding company that does not conduct any material operating businesses, its ability to pay dividends and meet other obligations is dependent in large part on, and may be limited by, the level of dividends received from its subsidiaries and investments. WMC primarily received dividends from AWAC (A$377.0 million in 2001 and A$ 254.7 million in 2000) with earnings generated from WMC’s other subsidiaries generally invested back into their businesses.

Funds generated from operations were A$943.0 million for the year ended December 31, 2001, compared with funds generated from operations of A$1,172.5 million in 2000. This decrease was due to lower revenue and higher payments to suppliers and employees, offset by higher dividends from associates and lower borrowing costs. Funds generated from operations in 2001 were 19.6 per cent lower than in 2000.

Working capital was negative A$311.1 million during the year ended December 31, 2001, compared to positive working capital of A$96.8 million in 2000. The change in working capital was attributable to a decrease in debtors related to hedging contracts, higher hedging creditors as a result of commodity and currency related price movements and an increase in current borrowings. WMC believes this amount of working capital is adequate for the current levels of activity.

Total borrowings were A$2,322.0 million at December 31, 2001 down from A$2,944.3 million at December 31, 2000. During 2001 net repayment of borrowings amounted to A$778.3 million, compared with net repayments of A$37.7 million in 2000. The increase in borrowings during 2001 as a result of the revaluation of debt denominated in, or swapped to, US$ was A$156.0 million. As discussed in Item 3D “Risk Factors” fluctuations in the exchange rate will decrease US$ denominated revenues to the extent that they are not hedged, but will also decrease funds required for repayment of US$ denominated borrowings and other liabilities.

The maturity of debt is outlined in Note 28 in the Consolidated Financial Statements. The maturity of cross currency swaps is outlined in Note 36 (B) to the Consolidated Financial Statements. The key funding principles inherent in WMC’s Treasury policies are:

•	A single “A” credit rating should be WMC’s target minimum rating, although this is not an absolute constraint.

2001 FORM 20-F/A
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

•
Conservative levels of debt should be maintained over the longer term to ensure that the Company’s activities and growth are not debt constrained. A gearing (debt/debt + equity) level of 25 - 35% is WMC’s long-term target.

•	Interest cover of 6.0 times and cashflow to debt of 40% are long-term targets.

•	Debt should be sourced from the most competitively priced source, although this needs to be balanced against having a diversity of sources and a managed maturity portfolio.

•
Debt tenor and currency should reflect asset life and currency exposure. A core amount of long-term debt should be retained (around 50% of total debt) with the balance in short-term and medium-term debt due to its lower cost and repayment flexibility.

•	Off-balance sheet funding arrangements are not utilised by the Company.

•
WMC’s Risk Management Committee is responsible for managing the fixed/floating interest rate mix and the currency of debt. It has accepted recommendations that a significant portion of longer-term debt should remain fixed.

•	Project finance should be utilised where warranted by risk management considerations (country or project specific).

•	Where foreign currency assets are acquired, the raising of debt in that currency should be examined to achieve a balance sheet hedge and reduce foreign exchange translation exposures.

•
Asset based financing should be considered only once the acquisition decision has been assessed positively on an all equity (i.e., ungeared) basis. The decision thereafter of buy versus lease or mode of financing is then one of financing cost or risk management/transference.

Cash and current investments net of bank overdrafts was A$214.2 million at December 31, 2001 and A$86.1 million at December 31, 2000. Net debt was A$2,107.6 million at December 31, 2001 and A$2,854.3 million at December 31, 2000. When December 31, 2001 is compared to December 31, 2000, there was a decrease over the year in net debt of 26.2 per cent.

The cash generated from operating and investing activities was A$1,233.8 million for the year ended December 31, 2001, which was used to reduce net borrowings by A$778.3 million and pay A$396.4 million in dividends. When the year ended December 31, 2001 is compared to 2000, and after allowing for exchange rate effects, cash and short-term investments, net of overdrafts, increased by A$128.1 million.

Available sources of liquidity were represented by unused bank facilities at December 31, 2001 of A$718.2 million, as compared to A$410.3 million at December 31, 2000. The bank loans have been designated as credit standby facilities in respect of the US$ commercial paper program and therefore their use and availability has been determined in line with the outstanding balances under these programs.

Capital expenditure (including exploration) was A$533.4 million for the year ended December 31, 2001, A$541.1 million for the year ended December 31, 2000 and A$1,057.7 million for the year ended December 31, 1999. The capital expenditure was spread evenly between the divisions. The capital expenditure was allocated as follows:

2001 FORM 20-F/A
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	Full Year Ended As at December 31, 2001	Full Year Ended As at December 31, 2000	Fully Year Ended As at December 31, 1999
	(A$million)
Exploration	106.6	80.8	81.0
Mine development	221.6	212.8	174.9
New plant and equipment at existing operations	184.5	224.9	697.2
Acquisition of properties	19.9	22.0	84.9
Government facilities	0.8	0.6	19.7

An analysis of the Company’s contractual and commercial commitments is set out in the table below.

	Amount of Commitment – December 31, 2001
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Contractual Obligations	(A$ million)
Short term debt	548.3	548.3	—	—	—
Non current payables	1,197.7	—	824.1	27.1	346.5
Long term debt	1,737.7	—	596.7	391.1	749.9
Total on-balance sheet contractual obligations	3,483.7	548.3	1,420.8	418.2	1,096.4
Capital expenditure	35.4	35.4
Exploration and mining titles	375.1	19.2	40.1	55.3	260.5
Total off-balance sheet obligations	410.5	54.6	40.1	55.3	260.5

	Amount of Commitment – December 31, 2001
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Other commercial commitments	(A$ million)
Business undertaking commitments	31.5	2.9	6.8	5.9	15.9
Operating lease commitments	175.0	21.8	41.9	34.5	76.8
Other commitments	881.4	59.4	119.2	116.4	586.4
Total other commercial commitments	1087.9	84.1	167.9	156.8	679.1

Capital commitments on contracts for the purchase of assets comprising mine properties and development, property, plant and equipment total A$35.4 million at December 31, 2001. These commitments for capital expenditure are in addition to the normal capital expenditure involved in mine development and maintenance at WMC’s existing mines.

Commitments for expenditure for exploration, evaluation and mining activities during the life of current WMC’s exploration and mining tenements and earning rights under farm-in and option entitlements was estimated as A$375.1 million at December 31, 2001. This amount is the maximum potential expenditure commitments for work expected to be beneficial to WMC and include payments to vendors in which WMC has earning rights. Australian mining laws generally require that certain levels of expenditure be incurred to maintain tenements in good standing. The commitments may be reduced by seeking exemption from individual commitments or by relinquishment of tenure.

Operating lease commitments relate to the Queensland Fertilizer Operations and comprise: the GATX sulphuric asset rail wagons, certain Townsville storage and conveying assets, the Phosphate Hill camp and the Mt Isa power generation turbine, all of which WMC has leased from Commonwealth Bank of Australia for a period of 10 years. WMC also has a lease with Caterpillar Finance relating to the Solar Turbines used for power generation at Phosphate Hill and leases various office facilities both in Australia and overseas.

2001 FORM 20-F/A
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Other commitments consist of commitments for payments to suppliers of gas, gas conversion, shiploading, rail transport and sulphuric acid under long-term contracts existing at reporting date but not recognized as payable as well as payments to AWAC in connection with assets brought into the joint venture.

WMC does not have other material off-balance sheet financing arrangements.

C.     Research and Development, Patents and Licenses, etc

WMC has continued to consolidate and prioritise its research and development activities through a combination of internal development, external research, alliances, joint ventures and targeted venture capital activities. Company-wide effort is coordinated through a lead team of technical managers. During 2001 a thorough review of technology was undertaken both by the technical managers and external consultants.

Project expenditures qualifying for Australian R & D tax concessions were:

1998     A$18.5 million

1999     A$7.3 million

2000     A$22.4 million

2001     A$12.6 million(1)

(1)    The 2001 figure is the accounting provision, since tax concession amounts are not finalised until later in the year.

These figures only apply to those expenditures on which the Company has applied for tax concessions. Additional research and development expenditure is incurred on our site operating costs due to the continuous improvement philosophy of our business,and through venture capital arrangements.

D.     Trend Information

Relevant industry and market trends are discussed for the Company as a whole and for each business segment in Item 5A “Operating Results”.

2001 FORM 20-F
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative Information about Market Risk

Price Risk Management Policy

        MC’s Price Risk Management policy provides the framework for the management of price exposures and is established by the Board. The policy details the approach of WMC to managing price exposures and delineates hedging limits and delegated management authorities. Management of exposures is delegated to the Risk Management Committee within parameters set by the Board, and is chaired by the Chief Executive Officer and comprises the Chief Financial Officer and several senior executives. The Risk Management Committee is responsible for strategic hedging decisions and ensuring that these are implemented.

        WMC’s Treasury acts under the authorization of the Risk Management Committee in implementing strategic hedging decisions. In addition, WMC’s Treasury is authorized to manage hedges held against underlying financial or commodity exposures arising from WMC’s business operations. The Risk Management Committee members receive a weekly hedge position report as well as a detailed risk management report prior to the Committee’s monthly meetings.

        Due to changes to the scale, diversity and competitiveness of the Company’s operations, WMC revised its Risk Management Policy during 1999 to limit hedging activity to securing acceptable rates of return for new projects. Previously existing hedging contracts will remain in place, but will not be replaced or renewed.

        Hedging gains or losses, together with the cost of contracts, are brought to account when the designated sale occurs. Price Risk Management transactions are entered into with domestic and international banks and financial institutions, which the Board of Directors has approved.

Commodity Hedging Policy

        Commodity price risk relates to WMC’s exposure to changes in the commodity prices. WMC’s revenue streams are significantly derived from the sale of its commodity production and the amount of revenue will fluctuate with the moving commodity prices.

        Consistent with the Price Risk Management policy, the Company may seek to reduce its exposure to commodity price movements by entering into commodity hedging contracts for a proportion of the Company’s production. When looked at in isolation, hedging transactions could result in costs to the Company if:

(a)
the commodity price at the date of maturity of the hedge contract is greater than the hedged price (either due to the requirement to expend cash to financially settle hedge contracts, or via the receipt of a hedge contract price lower than the prevailing spot price at contract maturity); or

(b)	a counterparty were to default and the commodity price at the date of default is less than the hedged price.

        In the case of (a), the hedging loss will be offset by a higher revenue stream from the higher commodity price relative to the prevailing prices at the date of conception of the hedge, although the net revenue WMC would receive would be less than it would otherwise had received had the hedge transaction not been in place.

2001 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A table showing the movement in the selling price of nickel, gold, fertilizer, aluminium and copper over the last five years is set out below.

AVERAGE QUARTERLY PRICES

Financial Year Ended	Nickel London Metal Exchange US$/lb	Gold London Gold Market US$/oz	Fertilizer US Gulf Price US$/tonne	Aluminium London Metal Exchange US$/lb	Copper London Metal Exchange US$/lb
June 30, 1997
First Quarter	3.26	385	208	0.66	0.90
Second Quarter	3.12	376	210	0.65	0.97
Third Quarter	3.42	353	202	0.72	1.10
Fourth Quarter	3.30	343	200	0.72	1.14

December 31, 1997
First Quarter	3.05	324	199	0.74	1.03
Second Quarter	2.80	307	200	0.72	0.87

December 31, 1998
First Quarter	2.46	294	194	0.66	0.77
Second Quarter	2.24	300	205	0.62	0.78
Third Quarter	1.81	257	209	0.59	0.73
Fourth Quarter	1.80	294	205	0.58	0.70

December 31, 1999
First Quarter	2.11	287	199	0.54	0.64
Second Quarter	2.37	274	190	0.59	0.66
Third Quarter	2.89	259	174	0.65	0.76
Fourth Quarter	3.53	296	153	0.68	0.79

December 31, 2000
First Quarter	4.29	291	148	0.74	0.81
Second Quarter	4.26	280	145	0.67	0.79
Third Quarter	3.75	277	164	0.71	0.85
Fourth Quarter	3.38	269	158	0.69	0.84

December 31, 2001
First Quarter	2.97	259	162	0.70	0.79
Second Quarter	3.04	268	142	0.68	0.75
Third Quarter	2.51	276	138	0.63	0.67
Fourth Quarter	2.29	279	147	0.60	0.64

Prices on March 25, 2002	3.00	298	156	0.62	0.72

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Hedging Policy

Foreign currency risk relates to WMC’s exposure to changes in exchange rates. WMC’s revenue streams are significantly derived from the sale of its commodity production in US dollars and the amount of Australian dollar revenue it will receive fluctuates with the moving AUD/USD exchange rate.

Consistent with approved Board policy, the Company may seek to reduce its exposure to exchange rate movements by entering into foreign exchange hedging contracts for a proportion of its outstanding receivables with a view to reducing the effects of adverse currency rate fluctuations.

(a)
When looked at in isolation, hedging transactions relating to the conversion of US dollar receivables to Australian dollars, they could result in losses if;the AUD weakens against the USD between contract inception and maturity; or

(b)	a counterparty were to default and the AUD has strengthened against the USD between contract inception and maturity.

In the case of a), the hedging loss will be offset by a higher Australian dollar revenue stream from the lower AUD/USD exchange rate, although the net revenue WMC would receive would be less than it would otherwise had received had the hedge transaction not been in place.

Summary Hedging Results

Hedging results for the years ended December 31, 2001, 2000 and 1999 were:

A$ million profit / (loss)

Hedging Results	2001	2000	1999
Currency – AUD/USD	(328.1)	(253.0)	(19.8)
Gold	64.1	91.9	103.2
Copper	—	(10.3)	(4.4)
Nickel	2.0	(96.5)	(36.0)

Total	(262.0)	(267.9)	43.0

These gains and losses have been allocated to the revenue and profits of individual business units.

The following information is provided in compliance with Financial Reporting Release No. 48. WMC has elected to disclose information in the “Tabular Presentation” set down in s305(a)(I)(i).

Commodity Hedging

(A)    Trading Purposes

Nil.

(B)    Non-trading (Hedging Purposes)

As at December 31, 2001:

Gold

WMC Subsidiary Entities (excluding CNGC):

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

720,000 ounces of gold (2000: 1,852,665 ounces) had been hedged at an average gold price of A$586 per ounce (2000: US$306 per ounce) with maturities extending to 2010 as follows:

Maturity	Forward sale of Gold
	Amount of ounces	Rate A$/ounce	Fair Value A$m
2002	83,000	500	(4.1)
2003	80,000	509	(4.3)
2004	80,000	521	(4.6)
2005	80,000	497	(7.4)
2006	78,300	618	(0.8)
2007-2010	318,700	659	(5.7)

For comparison, the following gold hedge positions were in place at December 31, 2000:

Maturity	Forward sale of Gold		Bought Put Options		Written Call Options
	Amount ounces	Rate US$/ounce	Amount ounces	Strike rate US$/ounce	Amount tonnes	Strike rate US$/tonne
2001	131,865	299	334,400	290	48,400	293
2002	142,300	308	100,250	324	100,250	372
2003	158,950	338	60,750	314	60,750	345
2004	111,150	351	74,800	321	74,800	363
2005	119,550	354	79,250	324	79,250	373
2006-2010	523,950	370	15,450	293	15,450	293

The above gold contracts provide the Company with the option to either physically or financially settle. They have no floating interest rate or gold lease rate exposure.

As these contracts are entered into for the purpose of hedging future production, any unrealized gains or losses on the contracts, together with the cost of the contracts, are deferred until the underlying production occurs.

The fair value is based on the mark to market of the maturing forward contracts. This is the difference between the future expected market price as at December 31, 2001 and the original contract rate. The future expected market price is based on the forward price calculated on the spot rate and the gold contango (difference between US interest rates and the gold lease rate discounted using a zero coupon interest rate curve).

Copper

There are no outstanding copper hedge positions for 2001 (2000: 96,000 tonnes at an average rate of US$ 1,608 per tonne). The following copper hedge positions were in place at December 31, 2000:

Maturity	Forward sale of Gold		Bought Put Options		Written Call Options
	Amount tonnes	Rate US$/tonne	Amount tonnes	Strike rate US$/tonne	Amount tonnes	Strike rate US$/tonne
2000	36,000	1,769	60,000	1,511	12,000	1,888

Nickel

There are no outstanding nickel hedge positions for 2001 (2000: 22,896 tonnes at an average rate of US$5,440 per tonne). The following nickel hedge positions were in place at December 31, 2000:

2001 FORM 20-F
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

	Forward sale of Nickel		Bought Put Options		Written Call Options
Maturity	Amount tonnes	Rate US$/tonne	Amount tonnes	Strike rate US$/tonne	Amount tonnes	Strike rate US$/tonne
2000	2,808	5,496	20,088	5,432	20,088	6,544

Currency Hedging

(A)    Trading Purposes

Nil

(B)    Non-trading (Hedging Purposes)

As at December 31, 2001:

As at December 31, 2001, US$2,104 million (2000: US$3,687 million) was hedged at an average rate of A$/US$0.6570 (2000: 0.6516) at maturities extending to 2010 using a combination of forward contracts and options as detailed in the table below:

	Forward sale of US$			Bought Put Options			Written Call Options
Maturity	Amount US$m	Rate A$/US$	Fair value A$m	Amount US$m	Strike rate A$/ US$	Fair value A$m	Amount US$m	Strike rate A$/US$	Fair value A$m
2002	211.5	0.6854	(128.0)	252.3	0.5875	1.7	82.5	0.6571	(36.6)
2003	175.6	0.6855	(106.7)	82.5	0.6571	0.4	82.5	0.6571	(37.0)
2004	208.4	0.6817	(117.4)	92.5	0.6500	1.1	92.5	0.6500	(38.9)
2005	213.3	0.6870	(125.6)	92.5	0.6500	1.6	92.5	0.6500	(37.1)
2006	135.6	0.6809	(79.9)	92.5	0.6500	2.1	92.5	0.6500	(35.2)
2007-2010	338.1	0.6595	(164.6)	209.5	0.6173	8.5	209.5	0.6173	(64.8)

For comparison, the following foreign currency hedge positions were in place at December 31, 2000:

	Forward sale of US$		Bought Put Options		Written Call Options
Maturity	Amount US$m	Rate A$/US$	Amount US$m	Strike rate A$/US$	Amount US$m	Strike rate A$/US$
2001	427.1	0.6846	707.2	0.6212	202.0	0.6523
2002	312.8	0.6682	82.5	0.6571	82.5	0.6571
2003	256.3	0.6709	82.5	0.6671	82.5	0.6671
2004	272.2	0.6694	92.5	0.6500	92.5	0.6500
2005	294.3	0.6734	92.5	0.6500	92.5	0.6500
2006-2010	765.5	0.6422	302.0	0.6273	302.0	0.6273

The fair value is based on the differential US and Australian interest rate curves discounted using the zero coupon interest rate curve.

    Interest rate hedging

Interest rate risk refers to WMC’s exposure to movements in interest rates. WMC is primarily exposed to interest rate risk on its outstanding interest bearing liabilities. As the interest rates fluctuate, the amount of interest payable on debt balances where the interest rate is not fixed will also fluctuate. Interest rate swaps and cross currency swaps allow the group to manage its interest rate risk.

2001 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

As at December 31, 2001 the group had the following debt

		Maturing in:
		2002	2003	2004	2005	2006	2007 onwards
A$m debt (floating)

Promissory Notes	– face value	240
	– fair value	240

Medium Term Bilaterals	– face value	250
	– fair value	250

Bank loans	– face value	117.3					50
	– fair value	201.9					65.5
A$m equivalent of US$ debt (fixed)

Yankee Bonds	– face value		488.9			391.1	684.4
	– fair value		507.1	888.9	888.8	402.7	672.6

Total	– face value	607.3	488.9			391.1	734.4
	– fair value	691.9	507.1			402.7	738.1

Included in the debt noted above is the following A$ debt which has been swapped to US$. The terms of the cross currency swaps are provided on page 40.

	Maturing in:
	2002	2003	2004	2005	2006	2007 onwards
Medium Term Bilaterals A$330m	US$ 212.0m

Bank loans A$50m						US$33.5m

As at December 31, 2000 the group had the following debt

		Maturing in:
		2002	2003	2004	2005	2006	2007 onwards
A$m debt (floating)

Promissory Notes	– face value	545

Medium Term Bilaterals	– face value	250
Bank loans	– face value	551.1					50

A$m equivalent of US$ debt (fixed)

Yankee Bonds	– face value		450.6	888.9	888.9	360.5	630.9

Total	– face value	1,448.4	450.6			360.5	680.9

Included in the debt noted above is the following A$ debt which has been swapped to US$. The terms of the cross currency swaps are provided on page 40.

2001 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

	Maturing in:
	2002	2003	2004	2005	2006	2007 onwards
Medium Term Bilaterals A$250m	US$ 151.9m

Bank loans A$555m	US$ 318.1m					US$	33.5m

Interest rate and cross-currency swaps

The group is exposed to interest rate risk on its outstanding interest bearing liabilities and investments. Interest rate swaps and cross currency swaps allow the group to manage its interest rate risk.

As at December 31, 2001, the group had entered into the following interest rate hedging contracts:

Notional AUD principal Millions A$	Interest swapped	Interest rate		Maturity	Fair value A$m
		Fixed	Float(1)
100.0	Fixed for floating	6.00	4.90	27/5/2002	0.5
100.0	Fixed for floating	6.00	4.90	27/5/2002	0.5
200.0

Notional US principal Millions US$	Interest swapped	Interest rate		Maturity	Fair value A$m
		Fixed	Float
25.0	Floating for fixed	7.02	2.01	15/11/2003	(3.9)
25.0	Floating for fixed	7.10	2.01	15/11/2013	(6.0)
50.0

25.0	Fixed for floating	6.50	1.36	15/11/2003	3.6
50.0	Fixed for floating	6.50	0.93	15/11/2003	8.2
25.0	Fixed for floating	6.75	1.93	1/12/2006	4.4
25.0	Fixed for floating	6.75	1.91	1/12/2006	4.3
25.0	Fixed for floating	6.75	1.84	1/12/2006	4.3
25.0	Fixed for floating	6.75	1.83	1/12/2006	4.3
25.0	Fixed for floating	7.55	1.97	15/11/2013	8.2
50.0	Fixed for floating	7.25	1.94	15/11/2013	13.8
40.0	Fixed for floating	7.25	1.80	15/11/2013	12.5
50.0	Fixed for floating	7.35	2.77	1/12/2026	7.5
25.0	Fixed for floating	7.35	2.76	1/12/2026	3.7
25.0	Fixed for floating	7.35	2.80	1/12/2026	3.6
50.0	Fixed for floating	7.35	3.15	2/12/2026	2.5
440.0

(1)	This is the floating rate applicable to the swap at balance date and is set using the 3 months US$ LIBOR floating base rate plus a margin.

For comparison, the group had entered into the following interest rate swaps at 31 December 2000:

Notional US principal Millions $	Interest swapped	Interest rate		Maturity
		Fixed	Float
150.0	Fixed for floating	6.64	6.14	15/11/2003
75.0	Fixed for floating	7.02	6.76	15/11/2003
100.0	Fixed for floating	6.50	5.85	17/11/2003
200.0	Fixed for floating	6.75	6.56	01/12/2006
115.0	Fixed for floating	7.25	6.56	15/11/2013
50.0	Fixed for floating	7.10	6.76	15/11/2013
690.0

2001 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As at 31 December 2001, the group had entered into a cross currency swap, swapping A$380 million into US$ denominated debt of US$245.5 million as follows:

A$m debt	US$m equivalent	Interest Rate		Maturity	Fair value A$m
		A$ Debt	US$ Debt
50.0	30.0	5.30	4.10	2/4/2002	(8.7)
20.0	12.6	4.81	2.92	7/4/2002	(4.6)
50.0	31.4	4.81	2.91	7/4/2002	(11.5)
10.0	6.3	4.81	5.12	8/4/2002	(2.3)
200.0	131.7	4.85	2.62	8/5/2005	(57.5)
50.0	33.5	5.35	3.06	8/5/2009	(15.5)

380.0	245.5

For comparison, the group had entered into the following cross currency swaps at 31 December 2000:

A$m debt	US$m equivalent	Interest Rate		Maturity
		A$ Debt	US$ Debt
100.0	60.4	6.56	7.51	1/7/2001
40.0	23.8	6.55	7.53	1/7/2001
55.0	33.0	6.56	7.26	2/7/2001
90.0	54.0	6.56	7.26	2/7/2001
100.0	60.0	6.56	7.28	2/7/2001
50.0	31.5	7.03	7.29	8/4/2002
50.0	31.5	7.08	7.72	8/4/2002
50.0	31.5	7.01	7.20	8/4/2002
20.0	12.6	7.03	7.26	8/4/2002
200.0	131.7	6.81	7.29	28/5/2002
50.0	33.5	7.31	7.29	18/5/2009

805.0	503.5

Interest rate caps

As at 31 December 2001, the group had entered into A$430 million of interest caps at 7.14% (2000: A$325 million at 8.27%) with maturity dates varying from August 1, 2003 to September 1, 2003. Their fair value is immaterial.

Adoption of FAS 133

The Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by Statement of Financial Accounting Standards No. 137, “Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133”, an amendment of FASB Statement No. 133, and Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, an amendment of FASB Statement No. 133 (referred to hereafter as “FAS 133”), on January 1, 2001. In accordance with the transition provisions of FAS 133, the Company recorded the following net-of-tax cumulative effect adjustments in earnings as of January 1, 2001:

Millions($)
Related to previously designated fair value hedging relationships
Fair value of hedging instruments	36.0
Offsetting changes in fair value of hedged items	(36.0)

Total adjustment net of tax	—

2001 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In addition, the Company recorded the following net-of-tax cumulative-effect adjustments in other comprehensive income as of January 1, 2001.

Millions($)
Related to previously designated fair value hedging relationships:
Fair value of hedging instruments	29.2
Previously deferred hedging gains and losses	(647.9)

Total adjustment net of tax	(618.7)

Accounting for Derivatives and Hedging Activities

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash flow, or foreign-currency hedges to (1) specific assets and liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. The Company also formally assesses (both at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether thosederivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the Company discontinues hedge accounting prospectively, as discussed below.

The Company discontinues hedge accounting prospectively when (1) it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (2) it is probable that the forecasted transaction will not occur; (3) a hedged firm commitment no longer meets the definition of a firm commitment; or (4) management determines that designating the derivative as a hedging instrument is no longer appropriate.

Fair-Value Hedges

The Company uses interest rate swaps to convert a portion of its non prepayable fixed-rate debt into variable-rate debt. Under the interest rate swap contracts, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts, which is calculated based on an agreed-upon notional amount.

For the year ended December 31, 2001, the Company recognized a net gain of $Nil, which represented the ineffective portion of all of the Company’s fair-value hedges. All components of each derivative’s gain or loss were included in the assessment of hedge effectiveness.

Cash Flow Hedges

The Company’s sales are denominated in United States dollars. The Company enters into foreign-exchange options and forward-exchange contracts as hedges of anticipated sales denominated in foreign currencies. The Company enters into these contracts to protect itself against the risk that the eventual dollar-net-cash inflows resulting from direct-foreign-export sales will be adversely affected by changes in exchange rates.

As at December 31, 2001 the Company recognised a net loss of $4.6 million, representing the change in time value on certain of its forward contracts that had been excluded from the assessment of hedge effectiveness. A further net loss of $6.6 million was recorded for the ineffective portion of certain options designated as cash flow hedges. In addition, the Company has elected to mark to market certain foreign currency purchased call options, resulting in a net loss of $5.6 million.

The revaluation of foreign currency debt which is not treated as a hedge for accounting purposes under US GAAP resulted in a net loss after tax of $98.3 million

2001 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of December 31, 2001, $160.9 million of deferred net losses on derivative instruments accumulated in other comprehensive income are expected to be reclassified as earnings during the next twelve months.

The maximum term over which the company is hedging exposures to the variability of cash flows using derivative instruments for all forecasted transactions is nine years.

Subsequent gains and losses on cash flow hedges are taken to other comprehensive income and are reclassified to profit and loss in the same period the hedged transaction is recognized. Gains and losses on fair value hedges continue to be taken to profit and loss in subsequent periods, as offsetting gains and losses on hedged liabilities. In both cases, these gains and losses are not recognized under Australian GAAP until the hedged transaction is recognized.

FAS 133 requires that any component of the gain or loss which is deemed to be ineffective be taken to the Income Statement immediately. For Australian GAAP any ineffectiveness is recognized over the term of the derivative.

Hedges of Net Investments in Foreign Operations

WMC has numerous investments in foreign subsidiaries. The net assets of these subsidiaries are exposed to volatility in currency exchange rates. The company uses foreign denominated debt to naturally hedge its exposure and measures ineffectiveness of such hedges based upon the change in spot foreign exchange rates. The treatment of this debt as a net investment hedge is consistent under both Australian GAAP and US GAAP. An amount of $42.3 million has been charged to the foreign currency translation reserve, representing the increase in fair value of this debt for the period.

Carrying amounts and estimated fair values of financial instruments

The carrying amounts and estimated fair values of the group’s financial instruments are as follows:

	A$ Million
	Carrying amount 2001	Fair value 2001	Carrying amount 2000	Fair value 2000
Recognised in the Balance Sheet
Financial Assets
Cash assets	214.4	214.4	90.0	90.0
Current other financial assets	20.1	20.1	11.9	11.9
Current receivables	496.0	582.3	691.1	702.7
Non-current receivables	481.4	398.4	601.0	417.3
Non-current other financial assets	21.7	22.7	30.5	37.8
Financial Liabilities
Current payables	856.4	856.8	660.6	811.0
Bank overdrafts	0.2	0.2	3.9	3.9
Short term interest bearing liabilities	584.1	584.1	360.2	360.2
Other current liabilities	13.2	13.2	66.9	66.9
Non-current payables	1,197.7	1,109.1	1,126.5	762.4
Long term interest bearing liabilities	1,737.7	1,755.8	2,580.2	2,559.5
Non-current liabilities	9.3	9.3	78.0	78.0

Financial Instruments
Hedging contracts:
– forward/swaps	(816.5)	(729.2)	(431.4)	(457.6)
– options	(234.7)	(221.0)	(211.1)	(139.4)

	(1,051.2)	(950.2)	(642.5)	(597.0)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate a value.

2001 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Cash assets and current other financial assets

The carrying amount approximates fair value because of the short maturity of these instruments.

Non-current other financial assets

The other investments are carried at cost. Shares quoted on a prescribed stock exchange are valued at the quoted market value at balance date.

Debtors and creditors

The fair value of debtors and creditors relating to hedging contracts have been calculated on a mark-to-market basis using forward prices. Other current debtors and creditors mainly represent financial obligations incurred in exchange for goods and services provided and received by the group in the normal course of its operations, net of provisions for doubtful debts. Due to the short term nature of these financial obligations, their carrying values are estimated to equal their fair values.

Short and long term debt

The carrying value of short term debt and bank overdrafts is considered to approximate the fair value due to the short maturity of the debt. Long term debt comprises the Yankee bond issues. The fair value of the Yankee bond issues was determined on a mark-to-market basis. At December 31, 2001 the 1993 Yankee Bond market value was US$412.9 million or A$807.5 million (2000: US$397.8 million; A$717.0 million) and the 1996 Yankee Bond market value was US$396.3 million or A$774.9 million (2000:US$390.7 million; A$704.3 million).

Foreign currency and commodity hedging contracts

Carrying amounts for commodity and foreign currency hedging contracts are based on the revaluation of open contracts at December 31, 2001 against spot rates at that date. The fair value disclosed represents the same contracts on a mark-to-market basis using forward rates and prices.

Other Disclosures

Further disclosures relating to financial instruments are included in Note 36 to the Consolidated Financial Statements.

Contribution of Hedging to results for 2001 year

Commodity hedging contributed a gain of $66.2 million to the operating results. The total currency loss for the 12 months ended December 31, 2001 was $328.1million. The currency losses were attributable to forward contracts, implemented in prior periods and maturing in 2001, at an average rate above the HSRA rate for the period.

Contribution of Hedging to results for 2000 year

Commodity hedging contributed a loss of $14.9 million to the operating results. The total currency loss for the 12 months was $253.0 million. This was due to forward contracts implemented in prior periods and maturing in 2000 at an average rate above the HSRA rate for the period.

Contribution of Hedging to results for 1999 year

Commodity hedging contributed a gain of $62.8 million to the operating results. The total currency loss for the 12 months was $19.8 million. This was due to forward contracts implemented in prior periods and maturing in 1999 at an average rate above the HSRA rate for the period.

2001 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Contribution of Hedging to results for 1998 year

Commodity hedging contributed a gain of $78.2 million to the operating results. The total currency loss for the 12 months was $165.5 million. This was due to forward contracts implemented in prior periods and maturing in 1998 at an average rate above the HSRA rate for the period.

Contribution of Hedging to results for six months ended December 31, 1997

Commodity hedging contributed a gain of $38.9 million to the operating results. The total currency loss for the six months was $17.4 million. This was due to forward contracts implemented in prior periods and maturing in the second half of 1997 at an average rate above the average HSRA rate for the six months ended December 31, 1997.

Contribution of Hedging to 1996-97 Results

Commodity hedging contributed a gain of $35.2 million to the operating results. The total currency hedging gain for the year was $82.0 million. This was due to forward contracts implemented in prior years and maturing in 1996-97 at an average rate below the average HSRA rate for 1996-97.

In management’s opinion, the Company did not engage in any Price Risk Management transactions of a speculative nature during 2001, 2000, 1999, July 1, 1997 to December 31, 1998 and1996-97.

Qualitative Information About Market Risk

Qualitative information on price risk management, and commodity and currency hedging, is included in the discussion above in Item 11 “Quantitative Information on Price Risk Management”. Qualitative information on treasury management and exchange rate and interest rate risk is discussed in Item 5B “Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

2001 FORM 20-F/A

FINANCIAL STATEMENTS

ITEM 18.    FINANCIAL STATEMENTS

Financial Statements and Financial Statement Schedules

The attached financial statements and financial statement schedules, pages F-1 to F-94, with a full index on page F-3, together with the Reports of Independent Accountants thereon, are filed as part of this Form 20-F/A.

Schedule A – AWAC
Report of Independent Accountants	F-96
Combined Balance Sheets	F-97
Combined Statements of Income, Comprehensive Income & Members’ Equity	F-98
Combined Statements of Cash Flows	F-99
Notes to Combined Financial Statements	F-100 –F-112

2001 FORM 20-F/A

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies it meets all of the requirements for filing on Form 20-F/A and has duly caused this Form 20-F/A to be signed on its behalf by the undersigned, thereunto duly authorised.

WMC LIMITED

Date: December 2, 2002	/S/ BRUCE R. BROOK
Name: Bruce R. Brook
Title: Chief Financial Officer

2001 FORM 20-F/A

CERTIFICATIONS

WMC LIMITED

Chief Executive Officer Certification

I, Hugh Morgan, Chief Executive Officer, certify that:

1.    I have reviewed this Amendment No. 1 to the Annual Report on Form 20-F of WMC Limited (the “Report”);

2.    Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report; and

3.    Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report.

Date: December 2, 2002

/S/ HUGH MORGAN
Name: Hugh Morgan
Title: Chief Executive Officer

2001 FORM 20-F/A

CERTIFICATIONS

WMC LIMITED

Chief Financial Officer Certification

I, Bruce Brook, Chief Financial Officer, certify that:

1.    I have reviewed this Amendment No. 1 to the Annual Report on Form 20-F of WMC Limited (the “Report”);

2.    Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report; and

3.    Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report.

Date: December 2, 2002

/S/ BRUCE BROOK
Name: Bruce Brook Title: Chief Financial Officer

WMC LIMITED
(Australian Business Number 85 004 820 419)

AND CONTROLLED ENTITIES

U.S. FINANCIAL REPORT

AS OF AND FOR THE YEAR ENDED
31 DECEMBER 2001

Prepared in accordance
with Australian generally accepted
accounting principles (Australian GAAP)
except where noted

Amounts are stated in Australian dollars (A$) except where noted

Translations of amounts from Australian dollars (A$) into United States Dollars (US$) have been made throughout the Consolidated Financial Statements, for the convenience of the reader, at the noon buying rate in New York City on 31 December 2001 for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The applicable rate is US $0.5117= A$1.

NEW YORK.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
WMC Limited

For purposes of the Form 20-F filing of WMC Limited with the U.S. Securities and Exchange Commission.

We have audited the accompanying consolidated balance sheets of WMC Limited and its controlled entities, (“the Group”), as of 31 December 2001 and 2000, and the related consolidated statements of income and comprehensive income, statements of cash flows and consolidated statements of changes in shareholders’ equity for the years ended 31 December 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards in Australia and the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, after the restatements described in Note 1 (t), the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WMC Limited and its controlled entities at 31 December 2001 and the results of their operations and cash flows for the years ended 31 December 2001, 2000 and 1999, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of consolidated shareholders’ equity and financial position as of 31 December 2001 and 2000 and the determination of consolidated results of operations for the years ended 31 December 2001, 2000 and 1999, to the extent summarised in Note 45 to the consolidated financial statements after the restatements described in Note 45 (n).

(Signed) PricewaterhouseCoopers

PricewaterhouseCoopers Chartered Accountants	Melbourne, Australia 2 April 2002 except for Note 1 (t), Note 45 (n) and Note 47 for which the date is 29 November 2002

WMC LIMITED AND CONTROLLED ENTITIES

Consolidated Financial Statements as of and for the year ended 31 December 2001.

CONTENTS PAGE
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME		4
CONSOLIDATED BALANCE SHEET		5
CONSOLIDATED STATEMENTS OF CASH FLOWS		7
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY		9
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	10
2.	REVENUES	21
3.	DISCLOSURES ABOUT ITEMS INCLUDED IN OPERATING INCOME/(LOSS) BEFORE INCOME TAX	22
4.	EXCEPTIONAL ITEMS	24
5.	INCOME TAX	26
6.	EARNINGS PER SHARE	30
7.	FINANCIAL REPORTING BY SEGMENT	32
8.	DIVIDENDS DECLARED AND PAID	36
9.	CURRENT ASSETS – CASH ASSETS	37
10.	CURRENT ASSETS – RECEIVABLES	37
11.	CURRENT ASSETS – OTHER FINANCIAL ASSETS	37
12.	CURRENT ASSETS – INVENTORIES	37
13.	CURRENT ASSETS – OTHER	38
14.	NON-CURRENT ASSETS – RECEIVABLES	38
15.	INVESTMENTS IN ASSOCIATES/JOINTLY CONTROLLED ENTITIES	39
16.	NON-CURRENT ASSETS – OTHER FINANCIAL ASSETS	43
17.	NON-CURRENT ASSETS – INVENTORIES	43
18.	NON-CURRENT ASSETS – EXPLORATION AND EVALUATION	43
19.	NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT	44
20.	NON-CURRENT ASSETS – DEFERRED TAX ASSETS	46
21.	NON-CURRENT ASSETS – OTHER ASSETS	47
22.	CURRENT LIABILITIES – PAYABLES	47
23.	CURRENT LIABILITIES – INTEREST BEARING LIABILITIES	48
24.	CURRENT LIABILITIES – CURRENT TAX	49
25.	CURRENT LIABILITIES – PROVISIONS	49
26.	CURRENT LIABILITIES – OTHER	49
27.	NON-CURRENT LIABILITIES – PAYABLES	50
28.	NON-CURRENT LIABILITIES – INTEREST BEARING LIABILITIES	50
29.	NON-CURRENT LIABILITIES – DEFERRED TAX LIABILITIES	51
30.	NON-CURRENT LIABILITIES – PROVISIONS	51
31.	NON-CURRENT LIABILITIES – OTHER	51
32.	CONTRIBUTED EQUITY	52
33.	MINORITY INTERESTS	53
34.	NOTES TO THE STATEMENTS OF CASH FLOWS	53
35.	FINANCING FACILITIES	54
36.	FINANCIAL INSTRUMENTS	55
37.	PARTICULARS RELATING TO ENTITIES CONSOLIDATED IN THE ECONOMIC ENTITY	63
38.	CONTINGENT LIABILITIES AND GAINS	68
39.	COMMITMENTS FOR EXPENDITURE	69
40.	SUPERANNUATION BENEFITS	71
41.	RELATED PARTY TRANSACTIONS	73
42.	REMUNERATION OF DIRECTORS	75
43.	REMUNERATION OF EXECUTIVES	76
44.	REMUNERATION OF AUDITORS	77
45.	RECONCILIATION TO US GAAP	78
46.	RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS	90
47.	EVENTS SUBSEQUENT TO BALANCE DATE	91
Schedule II		94

WMC LIMITED AND CONTROLLED ENTITIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Millions of dollars except per share amounts)

	Notes		Year to 31 Dec 2001 US$ As restated	Year to 31 Dec 2001 A$ As restated	Year to 31 Dec 2000 A$ As restated	Year to 31 Dec 1999 A$ As restated
Continuing Operations:
Net sales revenue	2		1,209.7	2,364.1	2,666.0	1,672.7

Cost of goods sold			(961.3)	(1,878.7)	(1,672.0)	(1,213.5)
Selling and distribution			(83.7)	(163.4)	(147.4)	(97.2)
General and administrative			(114.6)	(224.1)	(192.3)	(278.4)
General and administrative – exceptional item	4		(47.3)	(92.5)	(17.8)	(39.2)
Exploration and evaluation			(36.8)	(71.9)	(60.8)	(57.2)
Other expenses			(34.6)	(67.6)	(74.2)	(24.4)
Other income	2		103.7	202.6	240.7	101.3
Other income – exceptional items			—	—	38.0	18.0

Profit before interest and income tax			35.1	68.5	780.2	82.0
Interest expense	3	(b)	(151.1)	(295.2)	(300.4)	(163.4)

Profit /(Loss) before income taxes			(116.0)	(226.7)	479.8	(81.4)
Income tax (expense)/credit	5	(a)	33.7	65.8	(156.7)	69.0

Net Profit/(Loss) from continuing operations			(82.3)	(160.9)	323.1	(12.4)
Equity in net of tax earnings of associates	15	(b)	142.8	279.1	369.1	198.4

Net Profit from continuing operations			60.5	118.2	692.2	186.0

Discontinued Operations:
Net sales revenue	2		231.7	452.9	426.0	422.1
Net expenses			(202.3)	(395.3)	(339.5)	(321.8)
Income tax (expense)			(7.8)	(15.2)	(13.8)	(10.5)
Profit on disposal of gold operations (net of income tax benefit of $34.4 million at December 2001)	4		87.0	170.0	—	—
Profit on disposal of Three Springs Talc operation (net of income tax benefit of $1.4 million at December 2001)	4		10.2	20.0	—	—
Profit on disposal of equity interest in Mondo Minerals (net of income tax expense of $10.1 million at December 2001)	4		26.2	51.1	—	—

Net Profit from discontinued operations			145.0	283.5	72.7	89.8

Combined Operations:
Net Sales revenue	2		1,441.4	2,817.0	3,092.0	2,094.8
Cost of goods sold			(1,142.3)	(2,232.4)	(1,953.5)	(1,484.5)
Selling and distribution			(84.8)	(165.8)	(149.9)	(97.3)
General and administrative			(129.3)	(252.7)	(217.8)	(302.3)
General and administrative – exceptional items			(262.6)	(513.1)	(17.8)	(39.2)
Exploration and evaluation			(48.7)	(95.1)	(79.8)	(72.1)
Other expenses			(28.4)	(55.6)	(88.3)	(43.1)
Other income	2		104.4	204.0	241.7	103.3
Other income – exceptional items			325.0	635.2	38.0	18.0
Share of net profits of associates			142.8	279.1	371.2	203.1

Profit before interest and income tax			317.5	620.6	1,235.8	380.7
Interest expense	3	(b)	(151.1)	(295.2)	(300.4)	(163.4)

Profit before income taxes			166.4	325.4	935.4	217.3
Income tax credit/(expense)	5	(a)	39.1	76.3	(170.5)	58.5

Net Profit attributable to holding company shareholders			205.5	401.7	764.9	275.8
-Foreign currency adjustments			14.6	28.6	50.8	(56.8)
-Equity share of foreign currency adjustments			(4.5)	(8.8)	(17.7)	(20.6)

			10.1	19.8	33.1	(77.4)

Total changes in equity other than those resulting from transactions with owners as owners			215.6	421.5	798.0	198.4

Net earnings per share attributable to holding company shareholders:
-Australian GAAP (basic)			0.18	0.36	0.68	0.24
-Australian GAAP (diluted)			0.18	0.36	0.68	0.24

The accompanying notes form part of these consolidated financial statements.

WMC LIMITED AND CONTROLLED ENTITIES
CONSOLIDATED BALANCE SHEET
(Millions of dollars)

	Notes	As at 31 December
		2001 US$	2001 A$	2000 A$
CURRENT ASSETS
Cash assets	9	109.7	214.4	90.0
Receivables	10	253.8	496.0	691.1
Other financial assets	11	10.3	20.1	11.9
Inventories	12	209.9	410.2	456.2
Other	13	118.0	230.5	224.9

Total current assets		701.7	1,371.2	1,474.1

NON-CURRENT ASSETS
Receivables	14	246.3	481.4	601.0
Investments in associates/jointly controlled entities	15	857.4	1,675.6	1,803.1
Other financial assets	16	11.2	21.7	30.5
Inventories	17	42.2	82.4	85.1
Exploration and evaluation	18	33.0	64.5	33.7
Property, plant and equipment	19	2,443.5	4,775.3	5,193.1
Deferred tax assets	20	155.4	303.7	181.8
Other	21	632.7	1,236.5	968.8

Total non-current assets		4,421.7	8,641.1	8,897.1

TOTAL ASSETS		5,123.4	10,012.3	10,371.2

CURRENT LIABILITIES
Payables	22	438.2	856.4	660.6
Interest bearing liabilities	23	299.0	584.3	364.1
Current tax liabilities	24	3.9	7.7	4.4
Provisions	25	112.9	220.7	281.3
Other	26	6.8	13.2	66.9

Total current liabilities		860.8	1,682.3	1,377.3

NON-CURRENT LIABILITIES
Payables	27	613.0	1,197.7	1,126.5
Interest bearing liabilities	28	889.1	1,737.7	2,580.2
Deferred tax liabilities	29	222.5	434.9	412.5
Provisions	30	49.7	97.0	107.0
Other	31	4.8	9.3	78.0

Total non-current liabilities		1,779.1	3,476.6	4,304.2

TOTAL LIABILITIES		2,639.9	5,158.9	5,681.5

Minority shareholders’ interest in subsidiaries	33	4.5	9.0	13.5

NET ASSETS		2,479.0	4,844.4	4,676.2

The accompanying notes form part of these consolidated financial statements.

WMC LIMITED AND CONTROLLED ENTITIES
CONSOLIDATED BALANCE SHEET (Continued)
(Millions of dollars)

	Notes		As at 31 December
			2001 US$	2001 A$	2000 A$
EQUITY
Share capital:
-Authorised: 2,000,000,000 shares
-Issued:
1,108,821,653 (31 Dec 2000: 1,097,898,726) fully paid ordinary shares of no par value			1,632.8	3,190.9	3,123.3
629,000 (31 Dec 2000: 771,500) ordinary shares of no par value partly paid to A$0.05	32		—	—	—

Asset revaluation reserve:
- parent and subsidiaries			17.5	34.3	34.3
Equity accounted reserves	15	(d)	36.8	71.9	80.7
Capital reserve			8.5	16.5	16.5
Retained earnings:
- parent and subsidiaries			533.4	1,042.3	844.4
- equity accounted associates			209.5	409.4	523.9
Accumulated other comprehensive income			40.5	79.1	53.1

TOTAL EQUITY			2,479.0	4,844.4	4,676.2

Commitments	39
Contingent liabilities and gains	38

The accompanying notes form part of these consolidated financial statements.

WMC LIMITED AND CONTROLLED ENTITIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Millions of dollars)

	Notes		Year to 31 Dec 2001 US$ As Restated	Year to 31 Dec 2001 A$ As Restated	Year to 31 Dec 2000 A$ As Restated	Year to 31 Dec 1999 A$ As Restated
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers			1,525.3	2,981.0	3,030.2	1,965.6
Receipts from early close out of gold hedging book in 1998			—	—	7.9	10.4
Payments to suppliers and employees			(1,132.3)	(2,212.7)	(1,904.9)	(1,606.2)
Interest and other items of a similar nature received			26.4	51.5	88.0	46.9
Borrowing costs			(104.8)	(204.9)	(246.2)	(179.4)
Proceeds from interest rate swap close out			6.0	11.7	—	—
Dividends received from associates/jointly controlled entities			192.9	377.0	274.4	166.9
Income taxes paid			(3.4)	(6.7)	(5.9)	0.4
Proceeds from insurance claims			17.6	34.3	1.3	—
Payments for:
-exploration (grassroots)			(29.3)	(57.2)	(51.2)	(48.2)
-exploration (additional, supporting existing operations)			(9.9)	(19.3)	(21.1)	(24.6)

Net cash provided by operating activities	34	(a)	488.5	954.7	1,172.5	331.8

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment			(218.4)	(426.8)	(436.0)	(914.8)
Proceeds from return of capital in associates			—	—	—	19.8
Government contributions towards infrastructure assets			—	—	—	18.0
Proceeds from sale of St Ives and Agnew gold operations			221.1	432.0	—	—
Proceeds from sale of Three Springs Talc operation			28.7	56.0	—	—
Proceeds from sale of equity interest in Mondo Minerals			62.5	122.2	—	—
Proceeds from sale of investments			12.7	24.9	5.5	1.0
Proceeds from sale of non-current assets			32.8	64.2	32.5	260.3
Proceeds from insurance claims			12.1	23.6	17.1	—
Proceeds from gold hedge close out			11.1	21.7	—	—
Payments for short term investments			(4.4)	(8.6)	(1.0)	(0.4)
Payments for research and development			—	—	(0.3)	(0.4)
Payments for evaluation expenditure			(2.5)	(4.9)	(8.5)	(8.2)
Payment for purchase of Yakabindie Nickel Ltd.			(12.9)	(25.2)	—	—
Payment for option to conduct feasibility study			—	—	(28.6)	—

Net cash provided by/(used in) investing activities			142.8	279.1	(419.3)	(624.7)

WMC LIMITED AND CONTROLLED ENTITIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Millions of dollars)
	Notes		Year to 31 Dec 2001 US$ As Restated	Year to 31 Dec 2001 A$ As Restated	Year to 31 Dec 2000 A$ As Restated	Year to 31 Dec 1999 A$ As Restated
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of shares			34.6	67.6	21.1	25.5
Payments for buyback of ordinary shares			—	—	(417.4)	(4.0)
Proceeds from borrowings			141.8	277.2	745.0	714.4
Repayments of borrowings			(540.1)	(1,055.5)	(782.7)	(353.0)
Dividends paid			(202.8)	(396.4)	(350.5)	(68.7)
Distributions paid to minority shareholders			(0.5)	(1.0)	(2.1)	(3.3)

Net cash (used in)/ provided by financing activities			(567.0)	(1,108.1)	(786.6)	310.9

Net increase/(decrease) in cash held			64.3	125.7	(33.4)	18.0
Cash at the beginning of the financial year			44.1	86.1	106.8	89.9
Effects of exchange rate changes on foreign currency cash balances			1.2	2.4	12.7	(1.1)

Cash at the end of the financial year	(a	)	109.6	214.2	86.1	106.8

The accompanying notes form part of these consolidated financial statements.

(a) Reconciliation of Cash
For the purposes of the consolidated statements of cash flows, cash represents cash on hand, at the bank and on short-term deposit (maturity of 3 months or less) less bank overdrafts:

Cash assets - US GAAP cash and cash equivalents	9		109.7	214.4	90.0	107.6

Bank overdrafts	23		(0.1)	(0.2)	(3.9)	(0.8)

Australian GAAP cash and cash equivalents			109.6	214.2	86.1	106.8

The above statements differ from US GAAP in that under US GAAP bank overdrafts are not considered to be part of the net cash equivalents and so changes in bank overdrafts (net) would be included in cash flows from financing activities. In addition, payments for research and development would be included in cash flows from operating activities instead of investing activities. Refer to Note 45.

WMC LIMITED AND CONTROLLED ENTITIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Millions of dollars)

	Year to 31 Dec 2001 US$	Year to 31 Dec 2001 A$	Year to 31 Dec 2000 A$	Year to 31 Dec 1999 A$
Issued shares fully paid
Beginning of period	1,598.2	3,123.3	3,519.4	3,482.5
Shares issued:
-Employee share scheme:
-Converted from partly paid	0.4	0.8	1.4	6.1
-Conversion of options	34.2	66.8	20.0	36.5
-Share buyback: shares purchased on market and cancelled (2000: 56,030,317)	—	—	(417.4)	(4.0)
- adjustment resulting from the conversion of fully paid shares at a market price lower than the issue price	—	—	(0.1)	(1.7)

End of period	1,632.8	3,190.9	3,123.3	3,519.4

Issued shares paid to 5 cents each
Beginning of period	—	—	0.1	0.1
-Conversion to fully paid	—	—	(0.1)	—

End of period	—	—	—	0.1

Asset revaluation reserve
Beginning and end of period	17.5	34.3	34.3	34.3

Capital reserve
Beginning and end of period	8.5	16.5	16.5	16.5

Retained earnings
Beginning of period	700.2	1,368.3	1,058.4	932.1
Net income	205.5	401.7	764.9	275.8
Transfer from reserves	1.3	2.6	—	—
Dividends provided for or paid:
2001 interim 16 cents fully franked per share	(90.5)	(176.8)	—	—
2001 final 13 cents fully franked per share	(73.6)	(144.1)	—	—
2000 interim 21 cents fully franked per share	—	—	(235.4)	—
2000 final 20 cents fully franked per share	—	—	(219.6)	—
1999 interim 3 cents fully franked per share	—	—	—	(34.4)
1999 final 10 cents fully franked per share	—	—	—	(115.1)

End of period	742.9	1,451.7	1,368.3	1,058.4

Accumulated other comprehensive income
Foreign currency translation adjustment
Beginning of period	27.1	53.1	2.3	59.1
Transfer to retaining earnings	(1.3)	(2.6)	—	—
Difference on translation of self sustaining foreign entities	29.8	58.2	102.1	(78.6)
Revaluation of naturally hedged net monetary liabilities	(21.6)	(42.3)	(77.6)	34.1
Income taxes allocated to translation adjustments	6.5	12.7	26.3	(12.3)

End of period	40.5	79.1	53.1	2.3

Equity accounted reserves
Beginning of period	41.3	80.7	98.4	119.0
Equity share of translation adjustment	(4.5)	(8.8)	(17.7)	(20.6)

End of period	36.8	71.9	80.7	98.4

Total shareholders’ equity	2,479.0	4,844.4	4,676.2	4,729.4

The accompanying notes form part of these consolidated financial statements.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

1.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)      BASIS OF ACCOUNTING

The accompanying consolidated financial report has been prepared in accordance with Australian Accounting Standards and other mandatory professional reporting requirements. These standards and reporting requirements form part of generally accepted accounting principles in Australia (Australian GAAP). Where these principles differ from those generally accepted in the United States of America (US GAAP), reference is made by footnote. A reconciliation of the major differences between these principles and those applicable under US GAAP is included as Note 45.

The financial report is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(b)      RECLASSIFICATION OF FINANCIAL INFORMATION

Some line items and sub-totals reported in the previous financial year have been reclassified and repositioned in the financial statements as a result of the first time application of the revised standards AASB 1018 ‘Statement of Financial Performance’, AASB 1034 ‘Financial Report Presentation and Disclosures’ and the new AASB 1040 ‘Statement of Financial Position’.

The following assets and liabilities have been removed from previous classifications and are now disclosed as separate line items on the face of the statement of financial position:
•	deferred tax assets, previously presented within other non-current assets;
•	current tax liabilities, previously presented within current provisions; and
•	deferred tax liabilities, previously presented within non-current provisions.

(c)      CHANGES IN ACCOUNTING POLICY

Revaluation of Non-Current Assets
The group has applied revised AASB 1041 ‘Revaluation of Non-Current Assets’ for the first time from 1 January 2001 and, in accordance with the standard, has elected to apply the cost basis for non-current assets. This election has no financial effect in the current or prior periods. As a consequence of making this election on the adoption of AASB 1041, the balance of the asset revaluation reserve is no longer available for asset write-downs.

(d)      PRINCIPLES OF CONSOLIDATION

The consolidated financial report is prepared on a consolidated entity basis for WMC Limited (parent entity) and the entities it controls (controlled entities). Australian GAAP defines entity widely including any legal, administrative or fiduciary arrangement. All material entities in the WMC group are companies. The economic entity consisting of WMC Limited and its controlled entities is referred to in the financial report as “the group”. In preparing the financial statements, the effects of all transactions between entities within the group are eliminated in full, including unrealised profits and losses on transactions with associates accounted for on an equity basis.

The allocation of profits, reserves and capital to outside equity interests is disclosed separately without any adjustments being made, except where the allocation of the outside equity share of losses would exceed the outside equity interest in capital and other reserves. In this case, the excess is borne by the parent entity shareholders until it is considered likely that the outside equity interest will make good the losses.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

1.        SUMMARY OF ACCOUNTING POLICIES (Continued)

(d)      PRINCIPLES OF CONSOLIDATION (Continued)

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

Equity accounting is applied in respect of the group’s interest in the earnings and reserves of bodies corporate, including incorporated partnerships, which the group does not control, but in which it has an equity interest of generally between 20 and 50 per cent and significant influence or joint control. Details of these bodies corporate are set out in Note 15.

The group’s share of the retained profits of associated entities is not available for payment of dividends to shareholders of WMC, except to the extent that those profits are later received as dividends from the associated entities concerned, and such dividends do not represent a recoupment of the cost or revalued amount of the investments concerned.

Accounting policies adopted by associated entities are generally consistent with those of the group but, where necessary, the results of associated entities are restated in order to comply with the accounting policies of the group. Any remaining differences would not materially affect the amounts reflected in the equity consolidated results of the group.

Equity consolidation is applied for the entities forming Alcoa World Alumina and Chemicals (AWAC) and until disposal, Mondo Minerals Oy.

WMC Limited does not use the cost method to account for any entities for which there is a greater than 20% ownership.

(e)      FOREIGN CURRENCY TRANSLATION

Transactions
Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. The subsequent payment or receipt of funds relating to that transaction is translated at the rate applicable on the date of payment or receipt. Any such amounts outstanding at balance date are translated at the rate of exchange prevailing on the balance date.

Controlled foreign entities
Self-sustaining controlled entities which account in foreign currencies are translated into Australian currency using rates of exchange current at balance date for assets and liabilities, and actual or an average of rates ruling during the reporting period for revenues and expenses. All exchange gains and losses arising on these translations are taken to the foreign currency translation reserve as part of other comprehensive income.

The exchange gains and losses arising on those foreign currency borrowings (net of gains and losses on any related specific hedge contracts) which are designated as hedges of investments in self-sustaining controlled foreign entities are offset in the foreign currency translation reserve against the exchange gains and losses arising on the translation of the net assets of those entities. These circumstances represent an effective natural hedge.

For integrated foreign controlled entities, monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are brought to account in the income statement.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

1.        SUMMARY OF ACCOUNTING POLICIES (Continued)

(f)      DERIVATIVE FINANCIAL INSTRUMENTS

WMC Limited uses derivative financial instruments to hedge natural exposures to commodity prices, exchange rates and interest rates. The instruments used include spot, forward, swap and option contracts. The following accounting policies are applied to both currency and commodity based derivatives.

Hedge contracts are accounted for in the same manner as the underlying transactions. For currency contracts hedging firmly committed sales, operating purchases or capital purchases, premiums on option contracts and discounts or premiums on entering into forward currency hedging contracts are deferred in other assets or other liabilities until the underlying transaction takes place. Unrealised or realised gains and losses on the hedging contracts are deferred in other assets or other liabilities until the underlying transaction takes place. When the underlying transaction takes place, gains, losses, premiums and discounts for the hedge contract are included in the cost of the applicable asset, or taken to profit and loss as part of sales revenue or costs.

For contracts hedging exposure to commodity prices, unrealized or realized gains and losses and premiums are deferred in other assets or other liabilities until the underlying transaction takes place. When the underlying transaction takes place, gains, losses and premiums for the hedge contact are taken to profit and loss as part of sales revenue.

For contracts hedging the interest rate component of debt instruments, gains and losses are recognised as adjustments to interest expense.

In the statement of cash flows, cash flows resulting from hedging contracts are included in the same category as the underlying transaction.

All contracts are designated as hedges of underlying transactions in the economic entity’s deal-recording systems. They are reviewed regularly to ensure that they are still effective as hedges. If a contract ceases to qualify as an effective hedge of an underlying transaction then all premiums, discounts, gains and losses relating to the hedge contract are immediately recognized in profit and loss. Any subsequent gains and losses which might occur due to market movements between the time the contract ceases to be an effective hedge and the time that it is closed out would be recognized in profit and loss as they occur. If a contract which is designated as a hedge of an underlying transaction is closed out, but the underlying transaction still exists, then recognition of any gains and losses on the contract is deferred until the underlying transaction occurs.

(g)      FIXED AND DEFERRED ASSETS

Recoverable amount of non-current assets
Recoverable amounts of non-current assets are assessed based on undiscounted future net cash flows expected to be generated from the assets. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. The values of assets are reviewed on an ongoing basis, and where the carrying amount exceeds recoverable amount, the carrying amounts of non-current assets are revalued downwards to the lower of their recoverable amount or market value.

Exploration and evaluation expenditure
Exploration and evaluation expenditure is written off as incurred, except when such costs are expected to be recouped through successful development and exploitation, or sale, of an area of interest. In addition, exploration assets recognised on acquisition of an entity are carried forward provided that exploration and/or evaluation activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

1.        SUMMARY OF ACCOUNTING POLICIES (Continued)

(g)      FIXED AND DEFERRED ASSETS (Continued)

The expenditure carried forward when recovery is expected represents an accumulation of direct net exploration and evaluation costs incurred by or on behalf of the Group, and applicable indirect costs in relation to separate areas of interest for which rights of tenure are current.

If it is established subsequently that economically recoverable reserves exist in a particular area of interest, resulting in the decision to develop a commercial mining operation, then in that year, the accumulated expenditure attributable to that area, to the extent that it does not exceed the recoverable amount for the area concerned, will be transferred to mine development. As such it will be subsequently amortised against production from that area. Any excess of accumulated expenditure over recoverable amounts will be written off to the income statement.

The carry forward of exploration expenditure prior to development is not consistent with US GAAP. Refer to Note 45(f) for the effect of any such expenditure.

Government facilities
These assets represent contributions towards the cost of power, water, road, railway and town service facilities owned by government or local authorities which are necessary to gain access to mineral reserves. Under US GAAP, these assets may be more appropriately described as ‘deferred costs’. These assets are amortised over the life of the related mining projects or the facility – whichever is less.

Mine properties and mine development
These assets represent the capital cost incurred on areas of interest for which it has been established, to the satisfaction of the directors subsequent to completion of a final feasibility study, that economically recoverable reserves exist.

Costs accumulated in respect of each area of interest represent direct and applicable indirect expenditure incurred by or on behalf of the relevant entity. Indirect expenditure principally consists of charges for depreciation of equipment used in development activities. The costs of successful exploration and evaluation and access and capital development are classified as mine development. Capital development for open pit mines includes both the initial pre-production removal of overburden and ongoing post-production waste removal. See below for further detail on post production waste removal. Capital development on underground mines includes expenditure on shaft sinking, declines, development and access drives and ventilation shafts. Utilities and facilities, such as water, power and rail transport (where the Company is required to contribute to the capital cost but does not have title to the asset), pre-production administration and other costs for mineral properties are classified as mine properties. Amortization of these costs is provided separately for each mineral reserve or mine from the commencement of commercial production as follows;

(i)	mine properties is calculated on a straight line basis over the estimated remaining life of those mines or the life of the specific asset, whichever is shorter; and

(ii)
mine development is calculated on a units-of-production basis over the proven and probable reserves included in the current mine plan. In order to calculate the amortization, the total costs of development, including net costs incurred to date and estimated future waste removal costs are totalled and divided by the total proven and probable reserves included in the current mine plan. Annual depletion is calculated based on the units of production during the period multiplied by the per-unit cost.

Mine lives are based on the period of time over which the reserves are planned to be extracted, generally between five years and a maximum of thirty years.

The costs of developing or constructing new property and plant include start-up and organisation costs that under US GAAP must be expensed as incurred. For the effect of this refer to Note 45(j).

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

1.        SUMMARY OF ACCOUNTING POLICIES (Continued)

(g)      FIXED AND DEFERRED ASSETS (Continued)

Post-production waste removal
All costs of post-production waste removal (stripping) from open pit mines are accumulated, and deferred on the balance sheet as part of the total of Mine properties and mine development. These costs include the costs of drilling, blasting, loading and haulage of waste rock from the open pit to the waste pile. The costs are predominantly in the nature of payments to mining, blasting and other contracting companies or costs of internal labor and materials used in the process. These costs are amortized on a units-of-production basis, in accordance with the amortization policy set out for mine development at (ii) above. Based on the current mine plans, the deferred stripping asset would be expected to be extinguished during 2018 for Mount Keith and 2013 for the Harmony Mine at Leinster.

Amortization of post production waste removal costs is included in cost of goods sold in the income statement. Cash spent on waste removal is included in cash flow from investing activities for Australian GAAP in the cash flow statement, as compared to cash flow from operations for US GAAP.

As waste removal activities are an integral part of the mining operation, the deferred stripping asset is grouped with the other assets at the mine site or other level which represents the lowest level of separately identifiable cash flows in order to assess recoverable amount (see “recoverable amount of non-current assets”).

Under US GAAP, these costs are classified as part of Other non-current assets. For further details refer to Note 45 (q).

Property, plant and equipment
The cost of each item of property, plant and equipment is written off over its expected useful life to the Group, in the establishment of which due regard is given to the life of the related area of interest. None of the lives exceed thirty years. Freehold land is not depreciated.

Assets which are depreciated or amortised on a basis other than over the life of the related area of interest typically have the following economic lives:

Plant and machinery	5 -30 years*
Motor vehicles and heavy mobile equipment - underground	4 years
- surface	5 years
Office furniture	8 years
Computers and other office equipment	5 years

* Dependent on the life of related operation.

Certain major items of plant have significant components which suffer substantial wear and tear. These components are depreciated at an accelerated rate as they are overhauled and replaced on a cycle which exceeds one year but is significantly shorter than the life of the remainder of the plant of which they form a part. On overhaul, any remaining cost of the component is written off and the replacement is capitalised and depreciated over the effective life of the replacement.

Repairs and maintenance expenditures are charged to operations. Major improvements and replacements which increase productivity capacity or extend the useful life of an asset are capitalized in the respective asset class.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

1.        SUMMARY OF ACCOUNTING POLICIES (Continued)

(g)      FIXED AND DEFERRED ASSETS (Continued)

Research and development expenditure
Research and development expenditure is charged to income as incurred, except that when a regular evaluation of projects concludes that an individual project is expected beyond any reasonable doubt to recover its costs from subsequent use or disposal, the costs of the project for that and subsequent reporting periods are capitalised. Such deferred capital is amortised over the reporting periods which are expected to benefit from the project. In establishing this economic life due regard is given to the economic life of the related area of interest or, if this is not relevant, a maximum life of five years is applied.

The above policy is contrary to US GAAP, and the effect of this is shown in Note 45(c).

Acquisition of assets
On acquisition of some or all of the shares in another entity which consequently becomes a controlled entity, the identifiable net assets acquired are measured at their fair values.

Goodwill
On acquisition of a controlled entity or investment in an associate, an excess of the fair value of the purchase consideration plus incidental expenses over the fair value of the identifiable net assets acquired, is initially brought to account as goodwill on acquisition and amortised on a straight line basis over the period during which benefits are expected to arise, not exceeding twenty years. Where the fair value of the purchase consideration is at a discount to the fair value of the identifiable net assets acquired, the discount is applied to reduce proportionally the fair value of the non-monetary assets acquired. Where any discount remains after reducing the non-monetary assets to zero, it is brought to account as a gain in the income statement.

Capitalisation of interest expense
For qualifying assets under construction, which are normally major projects and where development or construction necessarily requires a substantial period of time, interest expense directly attributable to the funds invested in the project is included as a capital cost during the period until substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete. To the extent that additional funds have been borrowed for the purpose of, and are associated with the project, the interest rate used is that applicable to those funds. The interest rate for any funds utilized in excess of specific borrowings is the weighted average rate for all other borrowings. Capitalized interest expense is amortized (from the commencement of commercial production) over a period not exceeding the economic life of the projects, which are subject to a maximum of thirty years.

Capitalisation of internal use software
WMC capitalizes the cost of external consultants and the business software acquired or developed for internal use (purchase of third party software e.g. SAP) where the project success is regarded as probable. The costs are amortized over the estimated useful life of the software. Capitalized software is assessed for impairment in accordance with the accounting policy noted in Note 1(f) “Recoverable amount of non-current assets”.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

1.        SUMMARY OF ACCOUNTING POLICIES (Continued)

(h)      INVENTORIES

Stores
Stores represent consumable supplies and maintenance spares and are valued at weighted average cost. Provision is made for obsolescence.

Trading stocks and work in progress
Trading stocks represent all products which are in the form in which they are expected to be sold by the relevant business.

Work in progress, including ore stocks, consists of stocks on which further processing is required by, or on behalf of, the relevant business to convert them to trading stocks.

Work in progress, classified as non-current, relates to costs associated with ore on heap leach pads, or in broken ore stockpiles not expected to be processed into final product and realized through sale within twelve months from the balance sheet date.

Broken ore which is above a predetermined cut-off grade is stockpiled for future processing. The processing of this ore is contemplated within each current mine plan and is dependent on commodity prices and the life of the mine. Broken ore below the cut-off grade is also stockpiled, however the costs associated with this ore are expensed as incurred, as its future processing is uncertain. Costs associated with ongoing waste removal are treated in accordance with the accounting policy relating to mine properties and mine development.

Trading stocks and work in progress are valued at the lower of cost and net realisable value. Cost approximates weighted average cost and includes direct costs and an appropriate portion of fixed and variable direct overhead expenditure, including depreciation and amortization. Net realizable value is the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.

(i)      PROVISIONS

Income tax
The liability method of tax-effect accounting is used whereby the income tax expense for the year is matched with the accounting profit after allowance for permanent differences. The income tax effect of significant permanent differences on the tax expense for the year is set out in Note 5. Income tax set aside on cumulative timing differences is brought to account as either a provision for deferred income tax or an asset described as future income tax benefits at the rate of income tax applicable to the period in which the liability will become payable or the benefit will be received.

The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit can be regarded as being virtually certain of realization. The future income tax benefit relating to timing differences is not carried forward as an asset unless its realization is assured beyond any reasonable doubt.

Accounting for income taxes in Australia is substantially the same as prescribed under FAS109 ‘Accounting for Income Taxes’. US GAAP requires that all future income tax benefits are brought to account, but that a valuation allowance is raised against benefits unlikely to be recouped. These benefits and valuation allowances are disclosed in Note 5. Australian GAAP only allows future income tax benefits to be recognised where realization of the benefit is assured beyond any reasonable doubt. Furthermore, where these benefits comprise tax losses, the realization of these losses must be virtually certain for the benefit to be recognised (see Note (5b)). The effects on net income are similar.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

1.        SUMMARY OF ACCOUNTING POLICIES (Continued)

(i)      PROVISIONS (continued)

Employee entitlements
(i)   Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries and annual leave are recognized, and are measured as the amount unpaid at the reporting date at current pay rates in respect of employee’s services up to that date.

(ii) Long service leave
Long service leave is an additional form of compensated leave to which Australian employees become entitled after a qualifying period of generally ten years of continuous service. It accrues to them at the rate of 1.3 weeks leave per year of service.

A liability for long service leave is recognized, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wages and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on national government securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(iii) Superannuation
Prior to 27 July 2001, the group participated in the WMC Superannuation Fund. From 27 July 2001, all assets and liabilities of the WMC Superannuation Fund, future employer contributions and ongoing management of employees’ superannuation entitlements were transferred to the WMC Superannuation Plan, an independently managed sub-plan of the Plum Superannuation Fund.

The group does not account for excesses or shortfalls of the superannuation fund or plan assets over accrued membership benefits. Employer contributions to these funds are recognized as an operating cost. Further details and disclosure in accordance with US GAAP are provided in Note 40.

Rehabilitation
Where practicable, rehabilitation is performed progressively and charged to costs as a part of normal activity. In addition, an assessment is made at each operation of the undiscounted cost at balance date of any future rehabilitation work which will be incurred as a result of currently existing circumstances and a provision is accumulated for this expenditure charged on a proportionate basis to production over the life of the operation or activity concerned, or where the applicable life concerned exceeds twenty years, on a proportionate basis to production on a twenty year basis (Olympic Dam - thirty year basis). The estimated cost of rehabilitation is re-assessed on a regular basis. Rehabilitation costs include reclamation costs, dismantling and removal costs, removal of foundations and roads, the clean up of polluted materials, and re-vegetation of areas affected by operations, and monitoring of sites. Any changes in estimates are dealt with on a prospective basis. The time when it will be appropriate to commence significant rehabilitation work varies at different operations from the next financial year to dates well in excess of twenty years time. Over that time there is a strong possibility that the obligations for, methods of performing, and costs of performing, the rehabilitation work might alter. The estimates therefore are subject to change.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

(j)      REVENUE RECOGNITION
Sales revenue is measured at the fair value of the consideration received, and is recognized when each of the following conditions are met:

(i)	persuasive evidence of an arrangement exists, which is usually in the form of a contractual arrangement;

(ii)	title in the product has transferred to the buyer, which in most cases occurs when the product passes ships rail, at the port of loading;

(iii)
the seller’s price to the buyer is fixed or determinable. In the case of certain products sold by the company, including nickel concentrate, nickel matte and copper cathode, revenue is recognized on a provisional basis at the time of title transfer, based on prevailing market prices and contained metal, and is subject to final adjustment at the end of periods ranging from 30 to 90 days in most cases, for movements in market prices to the end of those periods. Revenue initially recognized is equal to the contained quantity of metal, measured at the forward price. At each subsequent period end date prior to final settlement, revenue is remeasured based on the prevailing forward price. Refer to Note 2 for details of amounts of revenue recognized subject to final settlement. Revenue is considered determinable at the recognition point, due to the existence of an actively traded and widely quoted market on the London Metal Exchange for the relevant metals. Market prices are the only aspect of recognized revenue subject to material change at the time of recognition. Final sales prices are determined based on contained metal and the market price at the relevant quotation point stipulated in each contract, which is generally on or around the end of the settlement period;

(iv)	collectability is reasonably assured.

(k)      SHIPPING AND HANDLING COSTS
Operating costs include costs incurred for shipping and handling costs.

(l)      PENSIONS
There are currently no Australian accounting standards concerned with the accounting for pension plans by employers other than an accounting standard relating to employee entitlements which requires the disclosure of certain information regarding defined benefit plans. The relevant disclosures required under this standard are made in Note 40.

Accounting and disclosure rules in the United States are embodied in FAS 87, “Employers’ Accounting for Pensions”, revised by FAS 132 “Employers Disclosures about Pensions and Other Post retirement Benefits”. An actuarial calculation of the status of the Australian defined benefit plan has been made as if WMC Limited complied with FAS 87 for US GAAP purposes from July 1, 1987. The effects of adopting FAS 87 and FAS 132 for US GAAP reconciliation purposes are disclosed in Notes 40 and 45.

(m)    CURRENT ASSETS AND CURRENT LIABILITIES
For the purposes of balance sheet classification, assets and liabilities are categorised as “current” if they are expected to be realised in cash, sold or consumed, or liquidated, as the case may be, within WMC Limited’s normal operating cycle, which does not exceed one year for any activity.

(n)      DIVIDENDS
Under Australian GAAP, a final dividend for the year is normally provided for in preparing the financial statements and is appropriated from retained earnings although it is often declared and paid during the first half of the following financial year. Under US GAAP, dividends are normally only recorded when declared. The effect of this is shown under the Consolidated Statement of Changes in Shareholders’ Equity and in Notes 8 and 45.

(o)      EARNINGS PER SHARE

(i) Basic earnings per share
Basic earnings per share is determined by dividing net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

1.        SUMMARY OF ACCOUNTING POLICIES (Continued)

(p)      INTEREST- BEARING LIABILITIES
Loans are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

(q)      DISCONTINUED OPERATIONS
An operation is treated as a discontinued operation if the operation is a component of the group whose activities represent a separate major line of the business and the measurement date of a disposal is prior to the end of the reporting period. The measurement date of a disposal is the date on which the management having authority to approve the action commits itself to a formal plan to dispose of a segment of the business, whether by sale or abandonment.

During the year the following operations were disposed of:

Gold business unit
In the first quarter of 2001, the Group decided to focus on its core portfolio of large low cost business in nickel, alumina, copper/uranium and fertilizer business. As a result, the Group began a strategic evaluation of its options for the gold business. The plan was finalized on 19 September 2001 when a final decision was made to sell the gold business unit in its entirety, including Central Norseman Gold Corporation Limited, St Ives and Agnew Gold operations and the 56% interest in the Meliadine West Joint Venture (“Meliadine”).

The Group disposed of its gold operations except for its controlling interest in Central Norseman Gold Corporation Limited (‘CNGC’) and its interest in Meliadine. A sale of the interest in Meliadine is expected during 2002. The sale of its controlling interest in CNGC was completed in January 2002. (Refer to Note 47). CNGC and Meliadine were included as discontinued operations because management had approved a formal plan to dispose of them prior to year end. CNGC had a carrying value of $17.9 million and its result for the year ended 31 December 2001 was a profit of $6.6 million. Meliadine had a carrying value of $33.2 million at 31 December 2001 and its result for the year ended 31 December 2001 was a loss of $5.8 million.

The Company’s right to a royalty from the sale of the St Ives and Agnew Gold operations, was sold in June 2002 for a profit of $15.4 million.

The only remaining assets and liabilities relating to discontinued operations at end of the year were:-

$ million
Current Assets	99.1
Non-Current Assets	25.8

Total Assets	124.9

Current Liabilities	48.3
Non-Current Liabilities	10.0

Total Liabilities	58.3

Net Assets	66.6

Upon completion of the sale of the interest in Meliadine, WMC will have fully exited the gold mining business.

Talc (formed part of Other in the segment note)
Following a decision by the directors to exit the talc business and the receipt of an offer for the 50% equity interest in Mondo Minerals Talc joint venture, the directors approved a resolution on 14 November 2000 to dispose of both the Mondo Minerals and Three Springs Talc businesses.

On 24 January 2001, WMC sold its equity interest in Mondo Minerals Talc joint venture for a profit of $51.2 million after tax. The sale received all the necessary regulatory approvals and the transation was settled on 8 May 2001.

On 1 August 2001, WMC sold its Three Springs Talc operation for a profit of $20.0 million after tax. The sale received all the necessary regulatory approvals and the transaction was settled on 30 September 2001.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

1.    SUMMARY OF ACCOUNTING POLICIES (Continued)

(r)	ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the ‘rounding off’ of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with Class Order to the nearest million dollars.

(s)	CONVENIENCE TRANSLATION (unaudited)

The company maintains its accounting records and prepares its financial statements in Australian dollars. The United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the 31 December 2001 rate of $0.5117 to the dollar. Such translations should not be construed as representations that the Australian dollar amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

(t)	RESTATEMENT

In fiscal 2001, WMC Limited announced its plan to sell its gold businesses, including its 56% interest in the Meliadine West Joint Venture (Meliadine). The previously reported income statements for the years ended 31 December 2001, 2000 and 1999 presented the remainder of the gold business as discontinued operations but incorrectly reported the results of Meliadine as part of continuing operations. The correct treatment, reflected herein, was to classify Meliadine as part of discontinued operations. The effect of reclassifying Meliadine as a discontinued operation increased net income from continuing operations and correspondingly decreased net income from discontinuing operations by $8.3 million, $4.9 million, and $nil for the years ended 31 December 2001, 2000 and 1999 respectively. Earnings per share from continuing operations increased and correspondingly earnings per share from discontinuing operations decreased by $0.007, $0.006, and $nil, for the years ended 31 December, 2001, 2000, and 1999, respectively. There was no effect on net income.

In fiscal 2001, certain currency hedging losses relating to debt were credited against sales for the period. The amounts restated are $17 million for continuing operations and $3.1 million for discontinuing operations. The correct treatment, reflected herein, is to show these losses as part of “other expenses”. There was no impact on net income.

In fiscal 2001, proceeds of $11.7 million for an interest rate swap close out were reflected as being from investing activities. The correct treatment, reflected herein, is to show these proceeds as from operating activities. There was no impact on net income.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

	Notes		Year to 31 Dec 2001 US$	Year to 31 Dec 2001 A$	Year to 31 Dec 2000 A$	Year to 31 Dec 1999 A$
2. REVENUES
Sales revenue from core operating activities:
Sale of goods from continuing operations(1)			1,209.7	2,364.1	2,666.0	1,672.7
Sale of goods from discontinued operations			231.7	452.9	426.0	422.1

Net sales revenue	2	(a)	1,441.4	2,817.0	3,092.0	2,094.8

Other income:
Interest received/receivable	3	(b)	78.5	153.5	152.1	84.4
Profit on disposal of non-current assets			5.4	10.6	—	1.1
Insurance proceeds			11.8	23.1	65.5	3.1
Other income			8.0	15.4	23.1	12.7

Other income from continuing operations			103.7	202.6	240.7	101.3
Other income from discontinued operations			0.7	1.4	1.0	0.6
Profit on sale of non-current assets –discontinued operations			63.4	319.3	—	1.4

Total other income			267.8	523.3	241.7	103.3

NET REVENUES - US GAAP			1,709.2	3,340.3	3,333.7	2,198.1

Proceeds from sale of non-current assets			351.0	685.9	70.1	30.1
Government contributions shown as exceptional item			—	—	—	18.0
Less profit on disposal of non-current assets			(168.8)	(329.9)	—	(2.5)

OPERATING REVENUE - AUS. GAAP			1,891.4	3,696.3	3,403.8	2,243.7

(a) Net sales revenue includes:
Currency hedging losses			(167.9)	(328.1)	(253.0)	(19.8)
Commodity hedging gains/(losses)			33.8	66.1	(14.9)	62.8

			(134.1)	(262.0)	(267.9)	43.0

(1)	Amounts included in revenue which were based on provisional pricing as described in accounting policy Note 1(i) were as follows:

Year	Amount
2001	A$ 60.5 million
2000	A$138.6 million
1999	A$ 82.7 million

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

Australian GAAP requires specific disclosure of certain items included in the calculation of income. This note does not include all costs.	Notes		Year to 31 Dec 2001 US$	Year to 31 Dec 2001 A$	Year to 31 Dec 2000 A$	Year to 31 Dec 1999 A$
3. DISCLOSURES ABOUT ITEMS INCLUDED IN OPERATING INCOME/(LOSS) BEFORE INCOME TAX
Operating Income/(Loss) before income tax includes the following specific expenses:
Amortisation and depreciation	3	(a)	314.1	613.9	528.5	423.7
Borrowing costs	3	(b)	151.5	295.2	300.4	163.4
Other charges against assets:
- bad debts written off/provided for			—	—	3.4	2.8
- write down of inventories to net realizable value			3.9	7.7	6.2	8.0
Stock written off			10.5	20.5	17.4	—
Exploration expenditure written off:
- grassroots			29.3	57.2	51.1	48.2
- supporting existing operations			9.9	19.3	21.1	23.9
- evaluation			9.5	18.6	7.6	—
Government royalties on sales or production			37.1	72.6	83.2	43.2
Provision for:
- employee entitlements			11.4	22.2	9.3	9.3
- rehabilitation			7.6	14.8	12.7	8.9
- diminution in value of investments			0.1	0.2	1.2	(0.1)
- obsolescence of stores			2.1	4.0	3.8	1.0
Research and development written off			0.2	0.4	1.4	3.1
Foreign exchange loss/(gain)			0.3	0.6	(2.5)	2.9
Operating lease rentals			6.4	12.6	16.3	15.3

(a) Amortisation and depreciation
Amortisation:
-government facilities			0.9	1.7	1.3	0.9
-mine properties and mine development			127.1	248.3	191.7	184.1
-goodwill/intangibles			8.2	16.1	14.6	13.5
-research and development			0.9	1.7	(0.9)	0.8
Depreciation:
-plant and equipment			154.1	301.2	273.8	187.0
-land and buildings			13.9	27.2	30.3	19.7

			305.1	596.2	510.8	406.0
-equity goodwill			9.0	17.7	17.7	17.7

Total amortisation and depreciation charged to profit			314.1	613.9	528.5	423.7

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

		Year to 31 Dec 2001 US$	Year to 31 Dec 2001 A$	Year to 31 Dec 2000 A$	Year to 31 Dec 1999 A$
3.	DISCLOSURES ABOUT ITEMS INCLUDED IN OPERATING INCOME/(LOSS) BEFORE INCOME TAX (continued)

(b)	Borrowing costs
	Interest and finance charges paid/payable	151.1	295.2	325.3	225.3
	Deferred to qualifying assets	—	—	(24.9)	(61.9)

	Interest charged to income	151.1	295.2	300.4	163.4

	Interest received/receivable
	- continuing operations	(78.5)	(153.5)	(152.1)	(84.4)
	- discontinued operations	(0.5)	(0.8)	(0.2)	(0.4)

	Interest credited to income	(79.0)	(154.3)	(152.3)	(84.8)

	Net charge to income	72.1	140.9	148.1	78.6

(c)	Restructuring provisions

During 2001, termination benefits in the amount of $A16.7 million net of tax were accrued and charged to expense. As at 31 December 2001, $A4.9 million remained as a provision yet to be paid. These costs were in relation to the restructuring of group services and the exploration functions. The costs have been classified as exceptional items in the income statement.

The number of employees terminated with the group services and exploration functions were 78 and 45 respectively.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

	Year to 31 Dec 2001 US$	Year to 31 Dec 2001 A$		Year to 31 Dec 2000 A$		Year to 31 Dec 1999 A$
4. EXCEPTIONAL ITEMS
(a) Gains/(Charges)
Continuing Operations:
Write off of assets and costs associated with the fire at Olympic Dam solvent extraction plant	(36.7)	(71.8	)(1)	—		—
Cost of redundancies and closure costs associated with the restructuring of the service and exploration functions	(10.6)	(20.7)		—		—
Profit on sale of tenements at Kambalda	—	—		20.2	(2)	—
Government contribution to Fertilizer project	—	—		—		18.0
Write off of feasibility studies and other assets on initial acquisition of Queensland Fertilizer Project	—	—		—		(25.4	)(3)
Write-down of Yeelirrie carrying value reflecting conservatism about recoverability of future development	—	—		—		(13.8	)(4)

	(47.3)	(92.5)		20.2		(21.2)
Discontinued Operations:
Profit on disposal of St Ives and Agnew gold operations	122.2	238.8	(5)	—		—
Cost of redundancies and closure costs associated with the restructuring of the service and exploration functions	(0.4)	(0.8)		—		—
Net loss on the early termination of commodity and currency hedging associated with the gold business	(52.8)	(103.2)		—		—
Profit on disposal of Three Springs Talc Operation	9.5	18.6		—		—
Profit on disposal of equity interest in Mondo Minerals	31.3	61.2		—		—

	62.5	122.1		20.2		(21.2)
Equity earnings of associates included the following exceptional item:
Equity share of write down of AWAC refining and chemical assets and associated provisions	(45.0)	(88.0)		—		—

Exceptional items before income tax	17.5	34.1		20.2		(21.2)

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

	Notes	Year to 31 Dec 2001 US$	Year to 31 Dec 2001 A$	Year to 31 Dec 2000 A$	Year to 31 Dec 1999 A$
4. EXCEPTIONAL ITEMS
(a) Gains/(Charges)

Income tax credits on:
Write off of assets and costs associated with the fire at Olympic Dam solvent extraction plant		11.0	21.5	—	—
Cost of redundancies and closure costs associated with the restructuring of the WMC service and exploration functions		2.5	4.8	—	—
Profit on sale of tenements at Kambalda		—	—	3.6	—
Write off of feasibilty studies, and other assets on initial acquisition of Queensland Fertilizer Project		—	—	—	6.7
Write down of Yeelirrie carrying value		—	—	—	5.0
Gain on disposal of St Ives and Agnew gold operations		1.8	3.4	—	—
Net loss on the early termination of commodity and currency hedging associated with the gold business		15.9	31.0	—	—
Gain on disposal of Three Springs Talc Operation		0.7	1.4	—	—
Gain on disposal of equity interest in Mondo Minerals		(5.2)	(10.1)	—	—
Equity share of write down of AWAC refining and chemical assets and associated provisions		3.6	7.1	—	—
Equity share of tax benefit due to change in the tax rate		—	—	—	27.6

Income tax credit on above exceptional items:
-continuing operations		13.5	26.3	3.6	11.7
-discontinued operations		13.2	25.7	—	—
-earnings from associates		3.6	7.1	—	27.6

Gain/(loss) on exceptional items after tax		47.8	93.2	23.8	39.3

(b) Abnormal income tax items
Reduction in net deferred tax liability due to change in rate for future years from 36% to 34% for 2000 and to 30% for subsequent years.	5	—	—	—	17.4

(1)
In late October 2001 the Copper/Uranium business unit suffered a fire at the Olympic Dam facility which caused considerable damage to the copper and uranium solvent extraction circuits in the processing plant. The damaged plant required rebuilding and the carrying value of the impaired assets ($52.3 million) was written off as a part of exceptional items. The balance of the exceptional item for Olympic Dam was a further charge of $19.5 million incurred in relation to costs associated with lower production of copper and uranium.

(2)	This transaction did not comply with all criteria under US GAAP for the full accrual of profit in 2000. Refer to Note 45.
(3)
Queensland Phosphate Limited was acquired in 1980 as part of WMC Limited’s purchase of the BH South group of companies. The majority of the assets acquired was mine properties and related infrastructure. In 1999, before the commencement of production from the newly completed fertilizer plant at Phosphate Hill, a review of all the assets of the fertilizer business unit was undertaken to assess their recoverability. The review concluded that those assets relating to the original acquisition of QPL did not relate to the project as developed, and should be written-off.

(4)	The Yeelirrie lease was written down in nil in 1999 as a result of economic review concluding the project was unviable at the current uranium prices.
(5)
An amount of $25 million is included in the profit on disposal relating to a right to future royalties that did not comply with all the criteria under US GAAP for recognition in profit in 2001. Refer to Note 45.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

	Notes		Year to 31 Dec 2001 US$	Year to 31 Dec 2001 A$	Year to 31 Dec 2000 A$	Year to 31 Dec 1999 A$
5. INCOME TAX

(a) Pre-tax operating income/(loss)
Income/(loss) from continuing operations			(116.0)	(226.7)	479.8	(81.4)
Income from discontinued operations			29.5	57.6	86.5	100.3
Gain on disposal of discontinued operations			110.3	215.4	—	—

Pre-tax operating income			23.8	46.3	566.3	18.9

Prima facie tax expense/credit for the period at the rate of 30% (2000: 34% and 1999: 36%)			(7.1)	(13.9)	(192.5)	(6.8)

The following tax effect on these items caused the total charge for income tax to vary from the above:
Investment and development allowances			—	—	0.3	48.0
Research and development			0.5	0.9	0.5	0.4
Exchange gains from return of capital			1.2	2.3	—	—
Non-taxable capital gains			6.3	12.4	7.3	—
Depreciation and amortisation			0.2	0.4	(1.9)	(1.8)
Non-deductible expenses			(1.1)	(2.2)	(4.0)	(1.2)
Non-deductible goodwill			—	—	—	(2.4)
Future income tax benefits movements			34.7	67.8	4.6	(1.1)
Variance between Australian and foreign tax rates			0.4	0.8	(1.8)	(5.8)
Withholding tax			0.3	0.5	(2.2)	(1.5)
Attributable foreign source income			(0.4)	(0.8)	(1.8)	(1.9)
Reduction in net deferred tax liability due to change in tax rate			—	—	—	17.4
Exempt income			0.8	1.6	1.2	0.9

Income tax credit/(expense) for the period			35.8	69.8	(190.3)	44.2
Adjustment for over provision in prior years			3.3	6.5	19.8	14.3

Total income tax credit/(expense)			39.1	76.3	(170.5)	58.5

Income tax credit/(expense) comprises:
Continuing Operations:
- Normal			20.2	39.5	(160.3)	39.9
- Exceptional-gains and losses	4		13.5	26.3	3.6	11.7
- Exceptional-change in tax rate	4		—	—	—	17.4

			33.7	65.8	(156.7)	69.0

Discontinued Operations:
- Normal			(7.8)	(15.2)	(13.8)	(10.5)
- Exceptional – gains and losses	4		13.2	25.7	—	—

	5	(d)	39.1	76.3	(170.5)	58.5

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

5.    INCOME TAX (Continued)

(b)  Future income tax benefits

The income tax provision is calculated under a policy of tax-effect accounting. Under this policy, the future benefits of tax losses and timing differences are brought to account where:

(i)	virtual certainty exists as to the ability of group companies to recoup such losses; or

(ii)
a provision for deferred income tax exists in the group company to which the tax losses relate but only to the extent that deferred income tax has already been provided in respect of timing differences which will reverse within the period during which the tax losses will remain available as a deduction from assessable income; or

(iii)	the reversal of all other timing differences comprising the balance of the account is assured beyond any reasonable doubt.

Australian GAAP differs from US GAAP in that future benefits will only be brought to account when the foregoing criteria are met whereas under US GAAP all future benefits are recognized but are subject to a valuation allowance, unless realisation is more likely than not. The net impact on both income and net balance sheet amounts is identical under both methods.

	Year to 31 Dec 2001 US$	Year to 31 Dec 2001 A$	Year to 31 Dec 2000 A$	Year to 31 Dec 1999 A$
At balance date the following future tax benefits not recognised under Australian GAAP would be recognised and subject to valuation allowances under US GAAP:

Future tax benefits are attributable to:
- income tax losses	69.3	135.5	80.2	101.6
- income tax timing differences	1.1	2.1	19.6	(30.2)
- capital timing differences	(77.6)	(151.6)	(149.6)	(130.6)
- capital losses	63.8	124.6	199.6	197.4

	56.6	110.6	149.8	138.2

Realisation of future benefits attributable to tax losses and timing differences will only arise in the event that;

•
the company, or where applicable another Group company, derives future assessable income within the prescribed time limit of a nature and of an amount sufficient to enable the benefit from the deductions from the losses to be realised;

•	the Group companies continue to comply with the conditions for deductibility imposed by the law; and

•	no changes in tax legislation adversely affect the Group companies in realising the benefit from the deductions for the losses.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

			Notes	Year to 31 Dec 2001 US$	Year to 31 Dec 2001 A$	Year to 31 Dec 2000 A$	Year to 31 Dec 1999 A$
5.	INCOME TAX (Continued)
	(c)	The components of operating profit/(loss) before income tax were:
		Australian		14.7	28.7	582.0	50.1
		Other		10.7	21.0	(14.6)	(31.8)

				25.4	49.7	567.4	18.3

	(d)	Income tax credit/(expense) is comprised of:
		Current:
		Australian		(1.6)	(3.2)	(3.8)	(4.5)
		United States Federal		—	—	(0.1)	0.1
		Other		(0.1)	(0.1)	(2.1)	(1.5)

				(1.7)	(3.3)	(6.0)	(5.9)

		Deferred income tax:
		Australian		(52.5)	(102.6)	(335.9)	(62.7)
		United States Federal		—	—	(0.1)	(0.2)

			5(e)	(52.5)	(102.6)	(336.0)	(62.9)

		Future income tax benefit:
		Australian		62.9	123.0	148.1	84.3
		United States Federal		0.4	0.8	—	—
		Other		—	—	—	(0.4)

				63.3	123.8	148.1	83.9

		Tax credit/(expense) attributable to operating profit/(loss)		9.1	17.8	(193.9)	15.1
		Prior period adjustment		3.3	6.5	19.8	14.3
		Exceptional change in tax rate		—	—	—	17.4
		Income tax credit on exceptional items	4	26.7	52.0	3.6	11.7

		Total income tax credit/(expense)	5(a)	39.1	76.3	(170.5)	58.5

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

			Year to 31 Dec 2001 US$	Year to 31 Dec 2001 A$	Year to 31 Dec 2000 A$	Year to 31 Dec 1999 A$
5.	INCOME TAX (Continued)

	(e)	The significant timing differences included in deferred income tax were:
		Accelerated depreciation	(23.1)	(45.2)	(90.2)	(0.2)
		Stores	0.6	1.1	(1.0)	—
		Stock adjustment to market value	(51.7)	(101.1)	—	—
		Amounts set aside to provision accounts	4.6	9.1	(1.7)	(1.6)
		Tax losses	26.7	52.2	(195.6)	(15.9)
		Prepayments	(0.2)	(0.4)	(0.6)	(1.3)
		Financial instruments accruals	(9.5)	(18.5)	(32.4)	(43.8)
		Foreign exchange	0.7	1.3	(6.9)	—
		Other	(0.6)	(1.1)	(7.6)	(0.1)

			(52.5)	(102.6)	(336.0)	(62.9)

	(f)	At 31 December 2001, for income tax purposes, tax losses carried forward were A$1,999.2 million.

		These operating tax losses carried forward, expire as summarised below:

	Year of Expiry	(Millions of $)
		US$	A$
Australia	Indefinitely	803.9	1,571.0

United States	2007	2.4	4.7
	2008	11.7	22.9
	2009	13.5	26.4
	2010	25.7	50.2
	2012	9.8	19.1
	2019	8.2	16.0
	2020	0.5	1.0
	2021	36.1	70.5

		107.9	210.8

	Year of Expiry	(Millions of $)
		US$	A$
Other countries	2002	1.8	3.5
	2003	1.5	2.9
	2004	2.7	5.2
	2005	2.2	4.3
	2006	1.1	2.2
	Indefinitely	102.0	199.3

		111.3	217.4

Total operating income tax losses		1,023.1	1,999.2

Capital losses and timing differences relate mainly to losses which have not yet been realised or where they are realised and can be carried forward indefinitely.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

		Year to 31 Dec 2001 $US	Year to 31 Dec 2001 A$	Year to 31 Dec 2000 A$	Year to 31 Dec 1999 A$
6.	EARNINGS PER SHARE
		Cents per share
	Basic earnings per share calculated on Group equity accounted profit after income tax and minority interests.(1)	18.6	36.4	67.9	24.1

	Diluted earnings per share calculated on Group equity accounted profit after income tax and minority interests.	18.7	36.5	67.5	24.2

	Basic earnings per share calculated on net income in accordance with US GAAP (Note 45)(2)
	-before prior years’ cumulative effect of accounting change	15.1	29.6	62.3	24.6
	-accounting change	—	—	—	(1.1)

	Basic earnings per share	15.1	29.6	62.3	23.5

	Diluted earnings per share calculated on net income in accordance with US GAAP (note 45):
	-before cumulative effect of accounting change	15.2	29.7	62.1	24.7
	-accounting change	—	—	—	(1.1)

	Diluted earnings per share	15.2	29.7	62.1	23.6

	Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share.	Potential ordinary shares from the conversion of partly paid shares and options.	Weighted average number of ordinary shares outstanding during the year including potential ordinary shares used in the calculation of diluted earnings per share.
Year to 31 Dec, 2001	1,103,323,901	17,474,000	1,120,797,901
Year to 31 Dec, 2000	1,127,115,419	10,262,392	1,137,377,811
Year to 31 Dec, 1999	1,146,071,704	15,862,435	1,161,934,139

		Year to 31 Dec 2001 US$	Year to 31 Dec 2001 A$	Year to 31 Dec 2000 A$	Year to 31 Dec 1999 A$
		Cents per share
Australian GAAP
(1)	Earnings per share from continuing operations	5.5	10.7	61.4	16.3
	Earnings per share from discontinued operations	13.1	25.7	6.5	7.8

		18.6	36.4	67.9	24.1

US GAAP
(2)	Earnings per share from continuing operations	2.6	5.2	56.5	17.0
	Earnings per share from discontinued operations	12.5	24.4	5.9	6.5

		15.1	29.6	62.3	23.5

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

6.    EARNINGS PER SHARE (Continued)

(a)	Information concerning classification of securities

The partly paid shares carry the right to participate in dividends in proportion to the amount paid relative to the total issue price (for partly paid shares issued in 1987, relative to the nominal value), and to that extent they have been recognised as equivalents of ordinary shares in the determination of basic earnings per share. At balance date there were 629,000 (December 2000: 771,500; December 1999: 1,083,500) partly paid shares, callable at the option of the holders and which at balance date were considered dilutive for the purpose of the calculation of diluted earnings per share. At balance date there were 27,065,363 (December 2000: 27,716,190; December 1999: 26,530,000) options which were considered potentially dilutive and therefore, were used in the calculation of diluted earnings per share.

(b)	Comparative information

The basic earnings per share as presented and diluted earnings per share for the current and previous periods have been adjusted for the conversion of partly paid shares. The adjustment is in accordance with the Australian Accounting Standard AASB 1027, “Earnings Per Share”.

(c)	Conversion, call, subscription or issue after 31 December 2001

There have been no material conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before completion of these financial statements.

		(Millions of $)

		Year to 31 Dec 2001 US$	Year to 31 Dec 2001 A$	Year to 31 Dec 2000 A$	Year to 31 Dec 1999 A$
(d)	Reconciliation of earnings used in the calculation of earnings per share

	Net Income	205.5	401.7	764.9	275.8

	Nominal interest from the conversion of partly paid shares and options	3.8	7.5	3.4	5.3

	Potential diluted earnings	209.3	409.2	768.3	281.1

	US GAAP earnings before cumulative effect of accounting change (Note 45)	167.0	326.5	702.4	281.7
	Prior years cumulative effect of change in accounting for start-up activities	—	—	—	(13.0)

	Net US GAAP earnings	167.0	326.5	702.4	268.7

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

7.     FINANCIAL REPORTING BY SEGMENT (Continued)

(a)	Information for the year ended
31 December 2001

	Capital Expenditure	Total Assets		Depreciation and Amortisation	Sales Revenue (i)		Equity Consolidated Income(ii)
	A$m	A$m		A$m	A$m		A$m
Business Segments
Copper/uranium	75.3	2,811.1		181.9	810.3		41.5
Alumina/aluminium(iii)	—	1,675.6		17.7	—		275.7
Nickel	227.1	1,691.1		222.5	1,200.9	(viii)	138.1
Fertilizer	42.3	1,137.3		66.0	352.9		(91.2)
Other	0.7	68.8		4.1	—		(1.0)
Corporate and unallocated
New business	0.4	—		—	—		(35.3)
Regional exploration	—	—		—	—		(63.9)
Corporate	8.7	1,157.6		6.4	—		(69.2)
Finance and other costs	—	—		—	—		(0.6)
Net interest	—	—		—	—		(141.7)

Continuing operations	354.5	8541.5		498.6	2,364.1		52.4 (iv)
Discontinuing operations-Gold	99.9	124.9		113.1	433.3		192.4
Discontinuing operations-Talc	2.5	—		2.2	19.6		80.6

Economic entity	456.9	8,666.4	(vii)	613.9	2,817.0		325.4

Geographical Segments
Australia	345.0	6,579.8		491.0	2,364.1	(v)	565.4
North America	0.2	630.1		0.5	—		(211.9)
Other	0.2	174.0		0.7	—		9.6
Corporate and unallocated
New business	0.4	—		—	—		(35.3)
Regional exploration	—	—		—	—		(63.9)
Corporate	8.7	1,157.6		6.4	—		(69.2)
Finance and other costs	—	—		—	—		(0.6)
Net interest	—	—		—	—		(141.7)

Continuing operations	354.5	8,541.5		498.6	2,364.1		52.4 (iv)
Discontinuing operations-Gold	99.9	124.9		113.1	433.3		192.4
Discontinuing operations-Talc	2.5	—		2.2	19.6		80.6

Economic entity	456.9	8,666.4	(vii)	613.9	2,817.0		325.4

(i)	Sales revenue includes by-product sales, commodity and related currency hedging. Intra segment sales are on a commercial basis and are not significant.
(ii)	Equity consolidated income before income tax.
(iii)	Contribution from AWAC is equity accounted profit after tax, net of goodwill amortisation $17.7 million and WMC business unit costs $3.4 million. Total assets equal the equity accounted investment.
(iv)	Total segment income equals loss from continuing operations before tax of $226.7 million plus equity share of after tax earnings of associated entities of $279.1 million.
(v)	Includes all nickel sales.
(vi)	Total sales are sold to the following countries / regions: Australia 29%, Europe 28%, Japan 13%, North America 13%, Taiwan 4% and Other 13%.
(vii)	Excludes deferred losses on hedging contracts of $1,345.9 million. Refer to Note 13.
(viii)	Includes US$137 million/A$267.1 million from a significant customer.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

7.        FINANCIAL REPORTING BY SEGMENT (continuing operations)

(b)	Information for the year ended
31 December 2000
	Capital Expenditure		Total Assets		Depreciation and Amortisation	Sales Revenue (i)		Equity Consolidated Income(ii)
	A$m		A$m		A$m	A$m		A$m
Industry Segments
Copper/uranium	79.9		3,098.0		190.3	798.0		165.7
Alumina/aluminium(iii)	—		1,742.6		17.7	—		366.7
Nickel	155.5		1,801.0		203.8	1,645.4	(x)	626.7
Fertilizer	96.2	(iv)	1,162.0		26.8	222.6		(59.7)
Other	1.4		98.3		3.1	—		(1.2)
Corporate and unallocated
New business	0.5		—		—	—		(6.2)
Regional exploration	—		—		—	—		(53.8)
Corporate	7.0		993.8		4.8	—		(43.4)
Finance and other costs	—		—		—	—		2.4
Net interest	—		—		—	—		(148.3)

Continuing operations	340.5		8,895.7		446.5	2,666.0		848.9 (vi)
Discontinuing operations-Gold(v)	119.9		333.7		79.2	402.6		80.1
Discontinuing operations-Talc	8.2		105.3		2.8	23.4		6.4

Economic entity	468.6		9,334.7	(ix)	528.5	3,092.0		935.4

Geographical Segments
Australia	332.0		7,024.6		440.2	2,666.0	(vii)	1,048.9
North America	0.7		701.4		1.0	—		18.5
Other	0.3		175.9		0.5	—		30.8
Corporate and unallocated
New business	0.5		—		—	—		(6.2)
Regional exploration	—		—		—	—		(53.8)
Corporate	7.0		993.8		4.8	—		(43.4)
Finance and other costs	—		—		—	—		2.4
Net interest	—		—		—	—		(148.3)

Continuing operations	340.5		8,895.7		446.5	2,666.0		848.9 (vi)
Discontinuing operations-Gold(v)	119.9		333.7		79.2	402.6		80.1
Discontinuing operations-Talc	8.2		105.3		2.8	23.4		6.4

Economic entity	468.6		9,334.7	(ix)	528.5	3,092.0	(viii)	935.4

(i)	Sales revenue includes by-product sales, commodity and related currency hedging. Intra segment sales are on a commercial basis and are not significant.
(ii)	Equity consolidated income before income tax.
(iii)	Contribution from AWAC is equity accounted profit after tax net of goodwill amortisation $17.7 million and WMC business unit costs $2.4 million. Total assets equal the equity accounted investment.
(iv)	Includes capitalised interest and commissioning costs of $77.3 million. The capitalisation of start-up costs included in this is contrary to US GAAP. Refer to Note 45.
(v)	Includes $8.5 million evaluation expenditure on the Meliadine project.
(vi)	Total segment income equals profit from continuing operations before tax of $479.8 million plus equity share of after earnings of associated entities of $369.1 million.
(vii)	Includes all nickel sales.
(viii)	Total sales are sold to the following countries / regions: Australia 26%, Europe 26%, Japan 16%, North America 13%, Taiwan 10% and Other 9%.
(ix)	Excludes deferred losses on hedging contracts of $1,036.5 million.
(x)	Includes US$203 million/A$352.6 million from a significant customer.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

7.     FINANCIAL REPORTING BY SEGMENT (Continued)

(c)	Information for the year ended
31 December 1999

	Capital Expenditure	Total Assets		Depreciation and Amortisation	Sales Revenue(i)		Equity Consolidated Income(ii)
	A$m	A$m		A$m	A$m		A$m
Industry Segment
Copper/uranium	312.2	3,171.3		132.4	491.6		16.4
Alumina/aluminium(iv)	—	1,555.9		17.7	—		193.3
Nickel	133.1	1,916.7		172.2	989.2	(xi)	123.7
Fertilizer	418.4	1,030.6		6.1	191.9		(9.5	)(iii)
Other	2.6	42.6		3.1	—		4.9
Corporate and unallocated
New business	—	—		—	—		(49.3	)(ix)
Regional exploration	0.2	—		—	—		(48.1)
Corporate	2.8	658.5		4.5	—		(32.8)
Finance and other costs	—	—		—	—		(3.0)
Net interest	—	—		—	—		(79.0)

Continuing operations	869.3	8,375.6		336.0	1,672.7		117.0	(vi)
Discontinuing operations-Gold(v)	106.5	293.7		87.4	399.4		106.2
Discontinuing operations-Talc	9.1	89.8		0.3	22.7		(5.0)

Economic Entity	984.9	8,759.1	(x)	423.7	2,094.8		218.2

Geographical Segments
Australia	865.4	6,838.9		330.1	1,672.7	(vii)	308.2
North America	0.4	699.4		1.1	—		(4.7)
Other	0.5	178.8		0.3	—		25.7
Corporate and unallocated
New business	—	—		—	—		(49.3	)(ix)
Regional exploration	0.2	—		—	—		(48.1)
Corporate	2.8	658.5		4.5	—		(32.8)
Finance and other costs	—	—		—	—		(3.0)
Net interest	—	—		—	—		(79.0)

Continuing operations	869.3	8375.6		336.0	1,672.7		117.0	(vi)
Discontinuing operations-Gold(v)	106.5	293.7		87.4	399.4		106.2
Discontinuing operations-Talc	9.1	89.8		0.3	22.7		(5.0)

Economic Entity	984.9	8,759.1	(x)	423.7	2,094.8	(viii)	218.2

(i)	Sales revenue includes by-product sales, commodity and related currency hedging. Intra segment sales are on a commercial basis and are not significant.
(ii)	Equity consolidated income before income tax.
(iii)	Includes a net exceptional charge of $7.4 million. Loss before exceptional items of $2.1 million.
(iv)	Contribution from AWAC is equity accounted profit after tax net of goodwill amortisation $17.7 million and WMC business unit costs $ 4.7 million. Total assets equal equity method investment.
(v)	Includes $8.2 million evaluation expenditure on the Meliadine project.
(vi)	Total segment income equals loss from continuing operations before tax of $81.4 million plus equity share of after tax earnings of associated entities of $198.4 million.
(vii)	Includes all nickel sales.
(viii)	Total sales are sold to the following countries / regions: Australia 46%, Europe 23%, Japan 11%, North America 8%, Taiwan 8% and Other 4%.
(ix)	Includes an exceptional charge of $13.8 million for the write-down of all previously deferred expenditure on the Yeelirrie project.
(x)	Excludes deferred losses on hedging contracts of $147.5 million.
(xi)	Includes US$131 million/A$203.3 million from a significant customer.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

7.        FINANCIAL REPORTING BY SEGMENT (continuing operations) (continued)

The segmental analysis has been prepared on the following basis:

(a)	Operating segments – the Group’s activities have been segmented based on management reporting to the Chief Executive Officer as follows:

-	Copper/uranium. The multi-metal operations based on the Olympic Dam ore body, principally copper and uranium, but also gold and silver.
-	Alumina/aluminium
-	Nickel
-	Fertilizer
-	Other. This category includes other minor products.

Included with the major divisional business units above are any applicable hedging gains and losses and the revenues and costs of associated by-products. Other activities of the Group not identifiable with these segments are grouped under the heading “Corporate”. This category includes unallocated corporate overhead and disposals of corporate non-current assets. The New Business segment includes identification, evaluation and implementation of new opportunities.

(b)	Discontinued operations - Gold business unit and the Talc business unit ( formed part of Other in the segment note)

-	Gold business unit

During the year, the Group disposed of its gold operations except for its controlling interest in Central Norseman Gold Corporation Limited (“CNGC”) and its interest in the West Meliadine Joint Venture (“Meliadine”). The sale of its controlling interest in CNGC was completed in January 2002 (Refer to Note 47) and a sale of the interest in Meliadine is being actively pursued. However, CNGC and Meliadine were included as discontinued operations because management had approved a formal plan to dispose of these investments prior to year end.

The company’s right to a royalty from the sale of the St Ives and Agnew Gold operations was sold in June 2002 for a profit of $15.4 million.

-      Talc (formed part of Other in the segment note)

On 24 January 2001, WMC sold its equity interest in Mondo Minerals Talc joint venture for a profit of $51.1 million after tax.

On 30 September 2001, WMC sold its Three Springs Talc operation for a profit of $20.0 million after tax.

(c)
Geographical - the Group’s activities are conducted predominantly in Australia and North America. The other geographic segment encompasses the Group’s operations in South America, West Africa, Europe and Asia.

(d)	Segment results have been calculated after taking into account inter-segment sales and other eliminations. These sales are immaterial and are made on a commercial basis.

(e)	Income and total assets for each segment have been calculated after taking account of consolidation and inter-segment eliminations, as appropriate.

WMC allocates its expenditure on the search for and evaluation of new or additional mineral reserves over three headings; additional exploration, regional exploration and project exploration. Additional exploration is expenditure which, if successful, will define new reserves at existing operations. These reserves will usually require new facilities for extraction, although they will probably utilise existing management and infrastructure. Exploration charges for additional exploration expenditure are allocated to the appropriate business segment although such exploration is not necessarily directly related to segment production. Regional, project and evaluation exploration which cover expenditures in new areas up to the point where a decision is made either to develop to the production stage or to abandon exploration in the area, are the responsibility of other management and are disclosed in those segments. Expenditure which extends reserves at existing operations, which would probably be extracted with existing facilities, continues to be included with mine development expenditure.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

	Year to 31 Dec 2001 US$	Year to 31 Dec 2001 A$	Year to 31 Dec 2000 A$	Year to 31 Dec 1999 A$
8. DIVIDENDS DECLARED AND PAID

Interim Dividend No. 44 of 16 cents franked at 30% per fully paid share declared 14 August 2001 and paid 6 September 2001. (2000: 21 cents, 1999: 3 cents both fully franked at 34% and 36% respectively per fully paid share).	90.5	176.8	235.4	34.4

Final Dividend No. 43 of 20 cents fully franked at 34% per fully paid share declared 13 February 2001 and paid 7 March 2001. (2000: 10 cents, 1999: 3 cents both fully franked at 36% per fully paid share)	112.4	219.6	115.1	34.3

	202.9	396.4	350.5	68.7

(a)    A final dividend (No 45) of 13 cents fully franked at 30 per cent per fully paid share was declared on 26 February 2002 in respect of the 2001 financial year ended 31 December 2001. In accordance with Australian GAAP, this dividend has been deducted from Shareholders’ Equity as disclosed in the Statement of Changes in Shareholders’ Equity (F-9) and has been provided for as shown in Note 25.

(b)    Providing for a dividend declared subsequent to balance date is not in accordance with US GAAP. Refer to Note 45 for the impact on shareholders’ equity.

(c)    For all dividends referred to above, the relevant proportion as determined in accordance with the WMC Employee Share Scheme was declared in respect of partly paid shares issued thereunder.

	Year to 31 Dec 2001 US$	Year to 31 Dec 2001 A$	Year to 31 Dec 2000 A$	Year to 31 Dec 1999 A$
(d) Franking Account

Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in these financial statements and after deducting franking credits to be used in payment of the dividend proposed above:

- Class ‘C’ (30%) franking credits	(63.6)	(124.3)	—	—
- Class ‘C’ (36%) franking credits	—	—	—	81.4

It is anticipated WMC will receive a fully franked dividend of $126 million in April 2002 from Alcoa of Australia.
The dividend franking account was restated to 30% on 1 July 2001 in line with legislative requirements.

The fully franked dividends received from AofA in the financial year just ended were	160.7	314.0	196.3	157.0

(e) Dividends Paid

Dividends actually paid in cash or satisfied by the issue of shares under the dividend reinvestment plan were as follows:

Paid in cash	202.9	396.4	350.5	68.7

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

		As at 31 December
	Notes	2001 US$	2001 A$	2000 A$
9. CURRENT ASSETS - CASH ASSETS

Cash at bank and on hand		54.3	106.3	43.4
Short term deposits (maturity of three months or less)		55.4	108.1	46.6

		109.7	214.4	90.0

10. CURRENT ASSETS - RECEIVABLES
Trade debtors		109.7	214.3	378.3
Provision for doubtful debts		(3.4)	(6.7)	(6.5)

		106.3	207.6	371.8

Other debtors		54.8	107.1	159.2
Provision for doubtful debts		—	—	(0.3)

		54.8	107.1	158.9

Debtors relating to hedging contracts		92.7	181.3	160.4

		253.8	496.0	691.1

10. CURRENT ASSETS - OTHER FINANCIAL ASSETS

Short term deposits (maturity of over three months, and up to twelve months)		10.3	20.1	11.9

Foreign currency and deposits are in the following currency:
US dollars		—	—	0.4

Deposits in A$ equivalent of above currency		—	—	0.7
Australian dollars		10.3	20.1	11.2

		10.3	20.1	11.9

12. CURRENT ASSETS – INVENTORIES

Stores at cost		36.8	71.9	79.6
Provision for obsolescence		(0.4)	(0.8)	(0.8)

		36.4	71.1	78.8

Trading stocks at cost		80.2	156.8	195.8
Trading stocks at net realisable value		17.7	34.5	15.4
Work in progress at cost		72.7	142.1	161.8
Work in progress at net realisable value		2.9	5.7	4.4

		173.5	339.1	377.4

Total current inventories	12(a)	209.9	410.2	456.2

(a) Current inventories		209.9	410.2	456.2
Non-current inventories	17	42.2	82.4	85.1

Aggregate inventories		252.1	492.6	541.3

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

		As at 31 December
	Notes	2001 US$	2001 A$	2000 A$
13. CURRENT ASSETS - OTHER

Prepayments		29.9	58.4	63.7
Deferred losses-hedging contracts	13(a)	80.7	157.7	159.8
Other		7.4	14.4	1.4

		118.0	230.5	224.9

(a)
Deferred gains and losses (other than those arising from the March 1998 gold hedge close out) mainly consist of realised and unrealised gains and losses arising from commodity hedging contracts and related currency hedging contracts that are in place, but which relate to commodities to be produced and sold in future years. The deferred gains and losses will be brought to account in the year that the related production is sold. Whether the unrealised deferred balances will be realised and at what amount depends upon commodity and currency price movements until the end of the hedge contracts concerned.

In accordance with Australian accounting standards, the balance sheet position has been calculated using current spot prices at balance date. The amounts deferred in the balance sheet are set out below.

Deferred losses:

- Current	13	(80.7)	(157.7)	(159.8)
- Non-current	21	(608.0)	(1,188.2)	(876.7)

Net Position	36D	(688.7)	(1,345.9)	(1,036.5)

The net revenue that has been received/(paid) or is receivable/(payable) in the following currency:

- US dollars			21.8	125.2

A$ equivalent of above currency			42.7	225.6
A$ equivalent of other items			0.4	0.5
Australian dollars			(1,389.0)	(1,262.6)

			(1,345.9)	(1,036.5)

14. NON-CURRENT ASSETS - RECEIVABLES

Loans and debtors	2.4	4.6	31.3
Provision for doubtful debts	(0.4)	(0.7)	(1.9)

	2.0	3.9	29.4
Debtors relating to hedging contracts	244.3	477.5	571.6

	246.3	481.4	601.0

Deferral of hedging gains and losses on the balance sheet is not in accordance with US GAAP, which requires hedging gains and losses to be included as part of other comprehensive income. Refer to Note 45(p).

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

		Notes		Year to 31 Dec 2001 US$	Year t o 31 Dec 200 1 A$	Year t o 31 Dec 2000 A$	Year t o 31 Dec 1999 A$

15.	INVESTMENTS IN ASSOCIATES/JOINTLY CONTROLLED ENTITIES
	(a) Securities in entities which are not traded on any prescribed stock exchange.

	(i) Securities in entities forming Alcoa World Alumina and Chemicals (AWAC) with Alcoa Inc.

	Securities at cost:
	– balance brought forward			575.8	1,125.3	1,035.3	1,097.7
	– foreign currency revaluation			24.9	48.6	90.0	(62.4)

				600.7	1,173.9	1,125.3	1,035.3
	Equity share of retained profits and reserves realised in forming AWAC (Equity goodwill)			12.7	24.9	26.7	28.5
	Sale of equity interest in Alcoa Moerdijk BV			(2.3)	(4.5)	—	—

	Equity accounted cost of AWAC			611.1	1,194.3	1,152.0	1,063.8
	Equity in retained profits of AWAC	15	(c)(i)	209.5	409.4	509.9	393.7
	Equity in reserves of AWAC	15	(d)(i)	36.8	71.9	80.7	98.4

	Equity accounted carrying value of AWAC	15	(e)(ii)	857.4	1,675.6	1,742.6	1,555.9

	(ii) Other entities–Mondo Minerals Oy:

	Securities at cost:
	– balance brought forward			23.8	46.5	42.8	76.8
	– return of capital			—	—	—	(19.8)
	– foreign currency revaluation			0.3	0.5	3.7	(14.2)

				24.1	47.0	46.5	42.8
	Equity in retained profits			7.2	14.0	14.0	11.9
	Sale of equity interest in Mondo Minerals*			(31.3)	(61.0)	—	—

	Equity accounted carrying value of Mondo Minerals Oy			—	—	60.5	54.7

	Total equity accounted value			857.4	1,675.6	1,803.1	1,610.6

*	On 24 January 2001, WMC sold its 50 per cent equity interest in the Mondo Minerals Talc joint venture, effective 1 January 2001.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

		Notes	Year to 31 Dec 2001 US$	Year to 31 Dec 2001 A$	Year to 31 Dec 2000 A$	Year to 31 Dec 1999 A$
15.	INVESTMENTS IN ASSOCIATES/JOINTLY CONTROLLED ENTITIES (Continued)

	(b) Equity accounted share of profits and dividends
	Equity share of profits before tax and goodwill		252.9	494.2	594.1	304.0
	Equity goodwill amortisation		(8.1)	(15.9)	(15.9)	(15.9)
	Amortisation of equity carrying value realized in forming AWAC		(0.9)	(1.8)	(1.8)	(1.8)

			243.9	476.5	576.4	286.3
	Equity share of tax
	– normal		(104.7)	(204.5)	(205.2)	(110.8)
	– exceptional	4	3.6	7.1	—	27.6

			142.8	279.1	371.2	203.1

	Equity share of profits – Continuing operations – Discontinuing operations		142.8 —	279.1 —	369.1 2.1	198.5 4.6

			142.8	279.1	371.2	203.1

	Dividends received/receivable by WMC from continuing operations		(192.9)	(377.0)	(254.7)	(186.4)

	Surplus/(shortfall) of equity profits over dividends received/receivable		(50.1)	(97.9)	116.5	16.7

	(c) Share of retained profits
	(i) AWAC
	Share of current period earnings:
	– operating profit net of goodwill amortisation		244.7	478.3	576.0	282.6
	– income tax expense		(104.7)	(204.5)	(205.1)	(109.9)
	– exceptional tax credits	4	3.6	7.1	—	27.6

	Contribution to equity accounted profit	15(e)	143.6	280.9	*370.9	*200.3
	Dividends received/receivable by the Group		(192.9)	(377.0)	(254.7)	(186.4)

	(Shortfall)/surplus of AWAC equity accounted profit over dividends received/receivable		(49.3)	*(96.1)	*116.2	*13.9
	Sale of equity interest in Alcoa Moerdijk BV		(2.2)	(4.4)	—	—
	Balance brought forward		261.0	509.9	393.7	379.8

	Balance of AWAC retained profits carried forward		209.5	409.4	509.9	393.7

	* excludes amortisation of equity carrying value realised in forming AWAC
	(ii) Other entities – Mondo Minerals Oy:
	Share of current period earnings:
	– operating profit		—	—	2.2	5.5
	– income tax expense		—	—	(0.1)	(0.9)

	Contribution to equity accounted profit		—	—	2.1	4.6
	Dividends received/receivable by the Group		—	—	—	—

	Surplus of equity accounted profit over dividends received		—	—	2.1	4.6
	Sale of equity interest in Mondo Minerals		(7.2)	(14.0)	—	—
	Balance brought forward		7.2	14.0	11.9	7.3

	Balance of Mondo Minerals retained profits carried forward		—	—	14.0	11.9

	Total equity share in retained profits carried forward		209.5	409.4	523.9	405.6

	(d) Equity accounted share of reserves of associated bodies corporate
	(i) AWAC
	Opening Balance		41.3	80.7	98.4	119.0
	Movement during the year		(4.5)	(8.8)	(17.7)	(20.6)

	Total equity share of reserves		36.8	71.9	80.7	98.4

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

15.	INVESTMENTS IN ASSOCIATES/JOINTLY CONTROLLED ENTITIES (Continued)

(e)	Accounting policies

(i)
The audited consolidated financial statements of the entities forming AWAC are prepared in accordance with US Generally Accepted Accounting Principles (US GAAP). Except for Alcoa of Australia (“AofA”), the reported profit after tax is based on these US GAAP financial statements. Financial statements in US$ have been translated to A$ using average exchange rates for the period for profit and loss items, and closing rates for balance sheet items. Adjustments are made for accounting policies not allowed under Australian Generally Accepted Accounting Principles (Aust GAAP). The principal adjustments are to the valuation of inventories from last-in-first-out basis to a basis equivalent to weighted average cost, to treat the cost of stock options issued under the Alcoa long term incentive plan as a charge against profit and to reverse any excesses or shortfalls of the superannuation fund assets over accrued membership benefits taken to profit.

(ii)
Included in the equity accounted carrying amount at which the equity investment in AWAC is recorded, are amounts for goodwill, including profits realised in forming AWAC, of A$210.4 million (Dec 2000: A$228.1, Dec 1999: A$245.8 million) which are being amortised over periods out to 2014.

(f)	On an equity accounted basis, the investment is recorded at net cost, and a share of profit is recognised after deduction of equity goodwill amortisation.

(g)	Additional information about Associates

Name	Principal Activities	Percentage Equity
(i) Entities forming AWAC		2001	2000	1999
Alcoa of Australia Ltd	Fully integrated aluminium production	39.25	39.25	39.25
Alcoa Alumina & Chemicals LLC	Production of alumina & alumina based chemicals	40.00	40.00	40.00
Alcoa Chemie Nederland BV	Production of alumina based chemicals	40.00	40.00	40.00
Alcoa Moerdijk BV	Production of alumina based chemicals	—	40.00	40.00
Alcoa Chemie GmbH	Production of alumina based chemicals	40.00	40.00	40.00
Abalco S.A.	Production of bauxite and alumina	40.00	40.00	40.00
Alcoa Carribean Alumina Holdings LLC	Holding Company	40.00	40.00	40.00
Alumina Espanola S.A.	Production of alumina & alumina based chemicals	40.00	40.00	40.00

AWAC has a governing strategic council of five members of which WMC appoints two, including the deputy chairman.

(ii) Other equity accounted associates
Mondo Minerals Oy	Production and distribution of talc	—	50.00	50.00

	Millions of Dollars
(h) Expenditure commitments and contingent liabilities	2001	2000	1999

- capital commitments contracted for	—	1.9	8.7
- other expenditure commitments contracted for, including long term commitments for gas and electricity	2,506.0	2,051.0	1,571.2
- ascertainable unsecured contingent liabilities	—	3.8	—

Unascertainable unsecured contingent liabilities
Various lawsuits and claims and proceedings have been, or may be, instituted or asserted against entities within AWAC, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot be determined now because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies. However, based on currently available facts, management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on AWAC’s financial position.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

15.    INVESTMENTS IN ASSOCIATES/JOINTLY CONTROLLED ENTITIES (Continued)

(h)    Expenditure commitments and contingent liabilities (Continued)

AofA is party to a number of natural gas and electricity contracts that expire between 2001 and 2022. Under these take or pay contracts, AofA is obligated to pay for a minimum of natural gas or electricity even if these commodities are not required for operations.

During 2001, AWAC entered into a ten year agreement with a vendor to provide process control hardware and software.

Pursuant to the terms of the Formation Agreement, Alcoa and WMC have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement) as well as for certain other pre-formation liabilities, such as existing environmental conditions, to the extent of their pre-formation ownership of the company or asset with which the liability is associated.

(i)    WMC’s share of aggregate incorporated joint ventures

Exchange rates used to convert summarized financial data in Australian dollars:-

AUD:USD
Balance Sheet items	0.5114
Income statement items	0.5178

	Year to 31 Dec 2001 US$	Year to 31 Dec 2001 A$	Year to 31 Dec 2000 A$	Year to 31 Dec 1999 A$
Current assets	377.0	736.7	739.2	635.5
Non-current assets	896.1	1,751.3	1,810.4	1,797.8
Current liabilities	(302.6)	(591.4)	(459.5)	(333.6)
Non-current liabilities	(251.8)	(492.1)	(496.6)	(702.1)

Revenues	1,220.6	2,385.4	2,548.2	2,003.7
Expenses	(967.7)	(1,891.2)	(1,954.1)	(1,699.7)

Profit before income tax	252.9	494.2	594.1	304.0
Income tax expense	(104.7)	(204.5)	(205.2)	(110.8)
Exceptional tax credit	3.6	7.1	—	27.6

Profit after tax	151.8	*296.8	*388.9	*220.8

* excludes amortisation of goodwill

(j) Summarised Total Financial Information relating to Associates
Current assets	951.6	1,859.6	1,798.3	1,589.2
Non-current assets	2,265.6	4,427.6	4,413.8	4,516.7
Current liabilities	(764.6)	(1,494.3)	(1,128.2)	(836.5)
Non-current liabilities	(635.8)	(1,242.5)	(1,211.8)	(1,769.2)
Minority interest	(4.4)	(8.6)	(5.9)	(8.4)

Total shareholders’ equity	1,812.4	3,541.8	3,866.2	3,491.8

Net sales revenue	3,084.7	6,028.4	6,232.0	5,017.3
Cost of sales	(2,419.8)	(4,729.0)	(4,671.6)	(4,194.0)

Income from continuing operations	664.9	1,299.4	1,560.4	823.3

Net income	402.6	786.7	1,019.3	594.2

This summarised financial information is prepared on a basis consistent with that described in Note 15(e).

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

		As at 31 December
		2001 US$	2001 A$	2000 A$
16.	NON-CURRENT ASSETS – OTHER FINANCIAL ASSETS

	Securities listed on prescribed stock exchanges
	Cost	4.2	8.1	8.2
	Provision for diminution in value of investments	(2.3)	(4.5)	(4.5)

	Total investments in quoted companies	1.9	3.6	3.7

	Quoted market value	2.4	4.6	4.1

	Other investments at cost	9.3	18.1	26.8

	Total investments in unquoted entities	9.3	18.1	26.8

	Total investments in other entities	11.2	21.7	30.5

17.	NON-CURRENT ASSETS – INVENTORIES

	Stores	23.0	44.9	34.9
	Provision for obsolescence	(6.6)	(12.9)	(11.2)

		16.4	32.0	23.7

	Stocks
	Work-in-progress at cost	14.3	27.9	37.4
	Work-in-progress at net realisable value	11.5	22.5	24.0

		25.8	50.4	61.4

		42.2	82.4	85.1

18.	NON-CURRENT ASSETS - EXPLORATION AND EVALUATION

	Cost brought forward	17.2	33.7	27.0
	- grassroots expenditure	29.3	57.2	51.2
	- expenditure for additional reserves supporting existing operations	9.9	19.3	21.1
	- evaluation expenditure	9.5	18.6	11.4
	- write-offs	(47.2)	(92.2)	(80.1)
	- acquisitions	13.9	27.1	—
	- reclassification	—	—	(0.8)
	- foreign currency translation	0.4	0.8	3.9

	Cost carried forward	33.0	64.5	33.7

The Yakabindie Nickel Limited company was acquired in 2001 for A$25 million (plus stamp duty and other minor costs of A$2.1 million). The balance sheet at acquisition consisted primarily of an exploration and evaluation asset, being the costs incurred by the company (whilst under the ownership of other mining groups) to determine the reserves of Yakabindie. In the event that mining approvals are obtained for Yakabindie, an additional A$15 million will be payable in cash to the vendor. At the date of this financial report, receipt of all mining approvals, including approval under aboriginal heritage legislation had not been obtained and accordingly this price variation has not been included in the cost of acquisition. Should this consideration become payable it will be included in the total acquisition cost at that time.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

			As at 31 December
		Notes	2001	2001	2000
			US$	A$	A$
19.	NON-CURRENT ASSETS - PROPERTY, PLANT AND EQUIPMENT

	Government facilities	19(a)	16.4	32.0	32.9
	Mine properties and mine development	19(b)	434.9	850.0	999.4
	Property, land and buildings	19(c)	197.5	385.9	405.3
	Plant and equipment	19(d)	1,794.7	3,507.4	3,755.5

			2,443.5	4,775.3	5,193.1

(a)	Government facilities:
	Cost		24.5	47.9	47.1
	Provisions for amortisation and write-off		(8.1)	(15.9)	(14.2)

			16.4	32.0	32.9

(b)	Mine properties and mine development:

	Areas in which production has commenced:
	Cost		961.3	1,878.8	2,274.5
	Provisions for amortisation and write-off		(526.7)	(1,029.3)	(1,289.1)

			434.6	849.5	985.4

	Areas in which production has not yet commenced:
	Cost		7.3	14.3	27.8
	Provisions for amortisation and write-off		(7.0)	(13.8)	(13.8)

			0.3	0.5	14.0

			434.9	850.0	999.4

The ratio used to amortize mine development at the Mount Keith open cut mine was 2.89 tonnes of waste per tonne of ore for the periods presented. The amount amortized for 2001 was $52.9 million (2000: $59.4 million; 1999: $59.5 million).

Included in the total of mine properties and mine development are post-production waste removal costs as follows:

	2001 A$	2000 A$	1999 A$
Opening balance	72	53	46
Costs capitalized	103	73	59
Amortization charge	(76)	(54)	(52)

Closing balance	99	72	53

(c)	Property, land and buildings:
	Cost (including some property on mining leases)	283.6	554.1	564.7
	Provisions for depreciation and write-off	(86.1)	(168.2)	(159.4)

		197.5	385.9	405.3

Directors are required to disclose a current value (within the last three years) of interests in land and buildings, excluding mining tenements and leases and buildings thereon, held by entities within the Group. The value of such interests on the basis of market value for existing use was estimated by the Directors to be $176.4 million as at 30 June 1999 compared with a net book value of $122.6 million. This valuation has not been recognised in the financial statements. It should be noted that the market value of many of these properties is dependant upon the long term continuation of relevant mining operations and WMC’s present employment policies.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

19.	NON-CURRENT ASSETS - PROPERTY, PLANT AND EQUIPMENT(Continued)

		As at 31 December
		2001	2001	2000
		US$	A$	A$
(d)	Plant and equipment:
	Cost	2,475.3	4,837.4	4,967.9
	Provisions for depreciation and write-off	(737.3)	(1,440.9)	(1,287.2)

		1,738.0	3,396.5	3,680.7
	Construction in progress - cost	56.7	110.9	74.8

		1,794.7	3,507.4	3,755.5

(e)	Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

		Millions of Dollars (A$)
	Government facilities	Mine properties and mine development	Property, land and buildings	Plant and equipment	Total
Carrying amount at 1 January 2001	32.9	999.4	405.3	3,755.5	5,193.1
Additions	0.8	221.6	19.9	184.5	426.8
Disposals	—	(131.7)	(9.5)	(65.0)	(206.2)
Depreciation/amortization expense	(1.7)	(248.3)	(27.2)	(301.2)	(578.4)
Assets written off	—	(4.7)	(1.8)	(54.2)	(60.7)
Capitalized depreciation	—	—	—	0.7	0.7
Reclassifications	—	13.7	(0.8)	(12.9)	—

Carrying amount at 31 December 2001	32.0	850.0	385.9	3,507.4	4,775.3

(f)	Long lived asset held for sale

During 2001, WMC reviewed its asset strategy and decided to focus on building a portfolio of long life, low cost assets. As a result, the company proposed divestment of the Kambalda nickel mines as well as the gold and talc businesses. Not all designated assets have been divested and accordingly the following long lived asset is held for sale:

Long/Victor

The Long/Victor mine formed part of the Kambalda nickel mines. A sale of WMC’s interest is expected during 2002. This asset is now held in the “Nickel” business segment. At 31 December 2001, Long/Victor has a carrying value of A$1.6 million. The result for the year ended 31 December 2001 was immaterial.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

		As at 31 December
		2001 US$	2001 A$	2000 A$
20.	NON-CURRENT ASSETS - DEFERRED TAX ASSETS
	Future income tax benefit	155.4	303.7	181.8

	Future income tax benefit - US GAAP
	Future income tax benefit before valuation allowance:
	- Income tax losses	217.6	425.2	237.1
	- Income tax timing differences	8.2	16.1	44.5
	- Capital losses	63.8	124.6	199.6
	- Capital timing differences	(77.6)	(151.6)	(149.6)

		212.0	414.3	331.6

	Valuation allowance:
	(Australian GAAP, Income tax benefits not brought to account)
	- Income tax losses	(69.3)	(135.5)	(80.2)
	- Income tax timing differences	(1.1)	(2.1)	(19.6)
	- Capital losses	(63.8)	(124.6)	(199.6)
	- Capital timing differences	77.6	151.6	149.6

		(56.6)	(110.6)	(149.8)

	Future income tax benefit after valuation allowance:
	(Australian GAAP, Future income tax benefits)
	- Income tax losses	148.2	289.7	156.9
	- Income tax timing differences	7.2	14.0	24.9

		155.4	303.7	181.8

	The timing differences represented by the net future income tax benefits are:
	Amortisation and depreciation	(32.9)	(64.2)	(41.7)
	Prepayments	(0.2)	(0.3)	(1.2)
	Provisions	1.5	3.0	2.9
	Stores	(1.6)	(3.2)	(4.2)
	Foreign exchange	40.5	78.9	67.6
	Financial instruments	0.1	0.1	(0.2)
	Tax losses	148.2	289.7	156.9
	Other	(0.2)	(0.3)	1.7

		155.4	303.7	181.8

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

			As at 31 December
		Notes	2001 US$	2001 A$	2000 A$
21.	NON-CURRENT ASSETS - OTHER ASSETS
	Research and development	21(a)	0.3	0.5	2.4
	Capitalised systems upgrade	21(b)	10.5	20.5	35.8
	Deferred losses-hedging contracts	13(a)	608.0	1,188.2	876.7
	Deferred borrowing costs and premiums	21(c)	3.9	7.8	14.9
	Other		10.0	19.5	39.0

			632.7	1,236.5	968.8

(a)	Research and development
(i)	Cost brought forward		3.8	7.4	9.8
	- expenditure		—	—	0.3
	- write-offs		(0.2)	(0.4)	(1.4)
	- transferred or sold		0.1	0.2	(1.3)

	Cost carried forward		3.7	7.2	7.4

(ii)	Provision brought forward		(2.6)	(5.0)	(4.9)
	- charged to profit and loss		(0.8)	(1.7)	(2.7)
	- reversed on sale, transfer or reclassification		—	—	3.6
	- transfers from other accounts		—	—	(1.0)

	Provision carried forward		(3.4)	(6.7)	(5.0)

			0.3	0.5	2.4

(b)	Capitalised systems upgrade
	Cost of commercial systems software		36.2	70.7	70.7
	Provision for amortisation		(25.7)	(50.2)	(34.9)

			10.5	20.5	35.8

(c)	Deferred borrowing costs and premiums
	Cost		23.0	45.0	45.0
	Provision for amortisation		(19.1)	(37.2)	(30.1)

			3.9	7.8	14.9

22.	CURRENT LIABILITIES - PAYABLES
	Trade Creditors		81.4	159.1	182.6
	Creditors relating to hedging contracts		284.3	555.7	310.0
	Other creditors		72.5	141.6	168.0

			438.2	856.4	660.6

WMC LIMITED AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

		As at 31 December
	Notes	2001 US$	2001 A$	2000 A$
23. CURRENT LIABILITIES – INTEREST BEARING LIABILITIES
Bank overdrafts		0.1	0.2	3.9
Borrowings	28(a)	298.9	584.1	360.2

		299.0	584.3	364.1

(a) Current	Liabilities – borrowings and overdrafts

Category of aggregate short term borrowings	Balance at end of year	Weighted average interest rate on balance date borrowings	Maximum amount outstanding during period(i)	Average amount outstanding during period(ii)	Weighted average interest rate during period(iii)
	A$	%	A$	A$	%
Year ended 31 December 2001.
Bank Overdrafts	0.2	8.00	0.5	0.2	8.67
Other Loans	584.1	3.20	1,119.5	752.9	5.28

	584.3

Year ended 31 December 2000.
Bank Overdrafts	3.9	9.70	50.9	2.5	8.95
Other Loans	360.2	7.36	400.1	295.3	6.59

	364.1

(i)    Based on bank statement balances.
(ii)   Based on average monthly balances.
(iii)  Based on weighted average monthly interest rates.
(iv)  There are no significant unused committed lines of credit for short-term financing.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

			As at 31 December
		Notes	2001 US$	2001 A$	2000 A$
24.	CURRENT LIABILITIES – CURRENT TAX
	Current income tax		3.9	7.7	4.4

25.	CURRENT LIABILITIES – PROVISIONS

	Proposed dividend	8(a)	73.6	144.1	219.6
	Employee entitlements		23.9	46.8	39.3
	Rehabilitation		3.0	5.8	5.3
	Other		12.4	24.0	17.1

			112.9	220.7	281.3

26.	CURRENT LIABILITIES – OTHER

	Deferred realised profits-gold hedge close out	26(a)	—	—	49.8
	Other		6.8	13.2	17.1

			6.8	13.2	66.9

(a)	The deferred profits realised from the March 1998 gold hedge close out was brought to account in 2001 due to the sale of the gold operations.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

				As at 31 December
			Notes	2001 US$	2001 A$		2000 A$
27.		NON-CURRENT LIABILITIES - PAYABLES
		Creditors relating to hedging contracts		584.7	1,142.3		1,060.9
		Other creditors		28.3	55.4		65.6

				613.0	1,197.7		1,126.5

28.		NON-CURRENT LIABILITIES - INTEREST BEARING LIABILITIES

		Borrowings	28(a)	889.1	1,737.7		2,580.2

(a)		Total borrowings
		Disclosed as:
		- current liabilities (due in 12 months or less)	23	298.9	584.1		360.2
		- non-current liabilities (due in more than 12 months)		889.1	1,737.7		2,580.2

				1,188.0	2,321.8		2,940.4

(b)		Description
		Unsecured:
		US$200 million Notes at 7.35% due 1 December 2026		200.1	391.1		360.5
		US$150 million Debentures at 7.25% due 15 November 2013		150.1	293.3		270.4
		A$50 million Note at floating interest rates applicable in Australia due 18 May 2009		25.6	50.0	*	50.0	*
		US$200 million Notes at 6.75% due 1 December 2006		200.1	391.1		360.5
		US$250 million Notes at 6.5% due 15 November 2003		250.2	488.9		450.6
		A$200 million Notes at 6.0% due 25 May 2002		102.3	200.0	*	200.0	*
		Promissory notes (Weighted average rate of 4.38% - 2000:-6.38%)		122.8	240.0		545.0
		Bank loans at floating interest rates applicable in Australia (Weighted average rate of 3.14% - 2000 :-7.05%)		117.7	230.1	*	657.3	*
		Bank loans at floating interest rates applicable in Australia (Weighted average rate of 1.8% - 2000 :-7.05%)		19.1	37.3		46.1

				1,188.0	2,321.8		2,940.4

*These amounts have been swapped to US dollars (refer to Note 36B)

(c	)	Currencies
		US dollars			1,064.5		1,329.0
		GB pounds			0.1		—

		A$ equivalent of above currencies			2,081.8		2,395.4
		Australian dollars			240.0		545.0

		Australian dollars			2,321.8		2,940.4

(d	)	Exchange Rates
		Exchange rates as at balance date used in translations:
		A$1 = US$			0.5114		0.5548
		A$1 = GBP			0.3527		—

(e	)	Analysis of repayments
		Current liabilities:
		In one year or less	23	298.9	584.1		360.2

		Non-Current liabilities:
		Between one and two years		55.1	107.8		810.0
		Between two and three years		250.2	488.9		267.7
		Between three and four years		—	—		450.9
		Between four and five years		200.1	391.1		—
		Later than five years		383.7	749.9		1,051.6

				889.1	1,737.7		2,580.2

				1,188.0	2,321.8		2,940.4

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

			As at 31 December
	Notes		2001 US$	2001 A$	2000 A$
29. NON-CURRENT LIABILITIES - DEFERRED TAX LIABILITIES
Deferred income tax	29	(a)	222.5	434.9	412.5

(a) The timing differences represented by the provision for deferred income tax are:
Amortisation and depreciation			305.1	596.2	577.3
Prepayments			0.6	1.2	27.1
Employee provisions			(8.4)	(16.4)	(15.3)
Other provisions			(3.5)	(6.8)	(11.1)
Stores			9.4	18.4	19.7
Stock			(4.6)	(9.0)	(9.1)
Foreign exchange			(0.7)	(1.4)	6.1
Financial instruments			5.8	11.3	4.9
Other			9.7	19.0	12.4
Tax losses			(90.9)	(177.6)	(199.5)

			222.5	434.9	412.5

30. NON-CURRENT LIABILITIES - PROVISIONS
Employee entitlements			6.4	12.6	15.0
Rehabilitation			43.0	83.9	87.3
Other			0.3	0.5	4.7

			49.7	97.0	107.0

(a) The aggregate of provisions for employee entitlements as shown in Notes 25 and 30 are $59.4 million (2000: $54.3 million).

31. NON-CURRENT LIABILITIES - OTHER
Deferred realised profits—gold hedge close out	26	(a)	—	—	61.2
Prepaid rent			3.4	6.6	6.6
Deferred interest			—	—	5.4
Other			1.4	2.7	4.8

			4.8	9.3	78.0

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

32.	CONTRIBUTED EQUITY

(a) The establishment of the WMC Employee Share Scheme was approved by shareholders at the Annual General Meeting held on 12 December 1987. Under the Scheme a number of share plans have operated. Fully paid shares, partly paid shares and share options have been granted to employees since establishment of the Scheme. Currently, all permanent employees (including executive directors) of WMC Limited and its subsidiaries who are employed by the company or a subsidiary are eligible to participate in the WMC Employee Share Scheme and be offered options for fully paid shares. At any time the aggregate of the number of partly paid shares outstanding; the number of fully paid shares outstanding in respect of which a loan or financial assistance has yet to be repaid, and; the number of share options outstanding; must not exceed three per cent of the total number of issued shares in the company immediately prior to the most recent issue. Under the scheme, the following issues have been made during the periods for which a statement of financial performance is presented:

(i) 18 December 2000—10,413,400 options for fully paid shares at a price of $7.52 (2,915 employees)

(ii) 30 November 2001—11,173,500 options for fully paid shares at a price of $9.35 (3,047 employees)

The issue price is based on average market price immediately preceding the date of issue to the employees.

From commencement of the Scheme to 31 December 2001, 10,354,645 fully paid shares, 21,008,700 partly paid shares and 63,011,300 options for fully paid shares had been issued under the WMC Employee Share Scheme, of which 20,379,700 partly paid shares and 22,103,637 options had been converted to fully paid ordinary shares and released from the Scheme. A total of 13,842,300 options have lapsed. During the year ended 31 December 2001 a total of 10,922,927 fully paid shares were issued on the conversion of partly paid shares and the exercise of options granted under plans within the WMC Employee Share Scheme, and a further 1,043,900 options lapsed. As at 31 December 2001, the market price per ordinary share was $9.55 and 27,065,363 options remained outstanding as follows:

Year of issue	Granted in 2001	Exercised in 2001	Exercisable as at 31 December 2001	Outstanding as at 31 December 2001	Exercise Price	Expiry Date
1996	—	3,045,300	Nil	Nil	$7.37	16 December 2001
1997	—	—	10,000	10,000	$7.76	2 April 2002
1997	—	—	5,000	5,000	$8.23	11 June 2002
1997	—	—	375,000	375,000	$5.40	22 December 2002
1997	—	1,037,100	675,300	675,300	$4.91	22 December 2002
1998	—	—	375,000	375,000	$5.37	21 December 2003
1998	—	2,391,520	1,246,870	1,246,870	$4.88	21 December 2003
1999	—	3,135,947	4,617,753	4,617,753	$8.42	17 December 2004
2000	—	1,170,560	8,586,940	8,586,940	$7.52	18 December 2005
2001	11,173,500	—	—	11,173,500	$9.35	30 November 2006

Total	11,173,500	10,780,427	15,891,863	27,065,363

A balance of 629,000 (2000:771,500) partly paid shares also remained, on which $3.4 million (2000: $4.2 million) is callable if WMC is wound up. These outstanding options and partly paid shares represent 2.5 per cent (2000: 2.6 per cent) of issued capital.

The major provisions of the 1990 and subsequent partly-paid share plans and option plans provide that the employee may request that the shares be made fully paid or the options converted to shares after one year from the date of allotment. Partly paid shares are exercisable at the lower of the exercise price and the market price at the date of conversion. Options are exercisable at their issue price. Restrictions exist for certain employees on the number of options which can be exercised in any year. If the request to make the shares fully paid or convert the options to shares has not been made, the Company must make the call at the completion of five years from the date of issue or on termination of employment. Certain designated officers are not permitted to exercise options or buy and sell WMC shares in the first five to six week period between the end of Company’s half or full financial year and the release of the respective results.

(b) In 2000 the company bought back on market and cancelled 56,030,317 shares at an average cost, including incidental expenses, of $7.45 per share. The total consideration was allocated to share capital.

(c) The Dividend Reinvestment Plan is suspended.

Under US GAAP the Senior Officers Share Plan is considered a compensatory scheme in regard to partly paid shares issued thereunder. Refer to Note 45.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

	Notes	Year to 31 Dec 2001 US$	Year to 31 Dec 2001 A$	Year to 31 Dec 2000 A$	Year to 31 Dec 1999 A$
33. MINORITY INTERESTS
Outside equity interest in controlled entities comprises:
Share capital		1.3	2.6	2.6	2.6
Increase in value of assets		—	—	6.7	—
Reserves		0.4	0.7	0.7	0.7
Retained profits	33(a)	2.8	5.7	3.5	1.3

		4.5	9.0	13.5	4.6

(a) Retained profits reconciliation
Outside equity interests in operating profit after income tax		1.1	2.2	3.2	4.1
Retained profits brought forward		1.7	3.5	1.3	0.2

Total available for appropriation		2.8	5.7	4.5	4.3
Dividends provided for or paid		—	—	(1.0)	(3.0)

Retained profits at the end of the financial year		2.8	5.7	3.5	1.3

34. NOTES TO THE STATEMENTS OF CASH FLOWS
(a) Reconciliation of operating profit after income tax to net cash provided by operating activities
Net Income before minority interests		206.7	403.9	768.1	279.9
Excess of equity income over dividends received		41.0	80.2	(134.2)	(34.4)
Government contributions for infrastructure assets		—	—	—	(18.0)
Depreciation and amortisation	3	314.1	613.9	528.5	423.7
Borrowing costs amortisation		(2.7)	(5.4)	6.1	10.8
Research and development written off		0.2	0.4	1.4	3.1
(Profit)/loss on disposal of non-current assets	2(b)	(140.8)	(275.1)	6.9	(2.5)
Provision for diminution in investments and loans		0.1	0.2	1.2	(0.1)
Unrealised exchange losses/(gains)		0.3	0.6	(1.9)	(1.5)
Write down in value of inventory		3.9	7.7	6.2	8.0

Sub Total		422.8	826.4	1,182.3	669.0
Change in assets and liabilities adjusted for
(Increase)/Decrease in:
-inventories		(10.6)	(20.8)	(20.4)	(94.3)
-receivables		142.5	278.5	(392.6)	53.3
-future income tax benefits		(62.4)	(121.9)	(79.7)	2.4
-other assets		(99.5)	(194.4)	(591.1)	283.4
(Decrease)/Increase in:
-accounts payable		79.8	156.0	857.0	(523.1)
-provision for income tax payable		1.7	3.3	(1.3)	(0.9)
-provision for deferred income tax		11.5	22.4	219.6	(47.5)
-other operating provisions		8.5	16.6	(3.4)	23.7
-other liabilities		(5.8)	(11.4)	2.1	(34.2)

Net cash provided by operating activities		488.5	954.7	1,172.5	331.8

(b) Acquisition and Disposal of Controlled Entities
During the financial year the Company did not acquire or dispose of any material controlled entities.

(c) Non-cash financing and investing activities
Proceeds of $25 million from the sale of the St Ives and Agnew gold operations were not yet received as at 31 December 2001.

(d) Financing facilities
Refer to Note 35.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

35.    FINANCING FACILITIES

	Notes	As at 31 December
		2001 US$	2001 A$	2000 A$
The total facilities available at balance date were as follows:
Bank overdrafts		0.1	0.2	3.9
Bank loan facilities	35(b)	490.3	958.2	955.3
Short term loan facilities		231.2	451.9	360.1
Medium term loan facilities		250.2	488.9	532.0
Long term loan facilities		583.8	1,141.0	1,502.4

		1,555.6	3,040.2	3,353.7

Used at balance date:
Bank overdrafts		0.1	0.2	3.9
Bank loan facilities	35(b)	122.8	240.0	545.0
Short term loan facilities		231.2	451.9	360.1
Medium term loan facilities		250.2	488.9	532.0
Long term loan facilities		583.8	1,141.0	1,502.4

		1,188.1	2,322.0	2,943.4

Available at balance date:
Bank loan facilities	35(b)	367.5	718.2	410.3

		367.5	718.2	410.3

(a)	All facilities except a bank overdraft facility of A$500,000 are guaranteed by the parent entity. The loan facilities are denominated in currencies as follows:-

Bank loans facilities
United States dollars	490.0	530. 0
		(committed)
In some cases, these facilities may be drawn in another currency to the equivalent value of the denominated currency.

Short term facilities
Australian dollars	414.7	360.0
United States dollars	19.0	—

Medium term facilities
Australian dollars	—	1,032.0
United States dollars	250.0	25.0

Long term facilities
Australian dollars	65.5	60.0
United States dollars	550.0	800.0

(b)
The bank loan facilities are available for general corporate purposes. $240.0 (2000:$545.0) million was utilised at balance date. The parent entity has designated the balance as credit standby facilities in respect of its US$ Commercial Paper programme, and therefore their use and availability has been determined in line with the outstandings under these programmes.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

36.    FINANCIAL INSTRUMENTS

A.     Hedging position
The Company’s revenues will vary significantly with movements in commodity prices and the AUD/USD exchange rate. In the past these risks were managed through a hedging program which provided management with increased assurance of revenue outcomes when planning future activities.
The improved cost performance of the operations and the added diversity of revenue sources following the expansion of the Olympic Dam and the start up of the Queensland Fertilizer Operation have significantly improved expected cash flows throughout the business cycle. As a result, since December 1999, the Price Risk Management Policy has been revised to substantially reduce future hedging activity. Hedging is limited to gold revenue denominated in Australian dollars and revenue from specific projects where targeted returns can be secured.

As at 31 December 2001, the group had entered into a number of foreign exchange and commodity hedging contracts. These are explained below:

(i)     Currency hedging
As at 31 December 2001, the group had the following hedge position against its currency exposures:

(a) WMC subsidiary entities excluding Central Norseman Gold Corporation (CNGC)
As at 31 December 2001, US$2,104.3 million (2000: US$3,687.4 million) had been hedged at an average rate of A$/US$0.6570 (2000: 0.6516) at maturities extending to 2010 using a combination of forward contracts and options as detailed in the table below:

Maturity	Forward sale of US$		Bought US$ Put Options		Written US$ Call Options
	Amount US$m	Rate A$/US$	Amount US$m	Strike rate A $/US$	Amount US$m	Strike rate A$/US$
2002	211.5	0.6854	252.3	0.5875	82.5	0.6571
2003	175.6	0.6855	82.5	0.6571	82.5	0.6571
2004	208.4	0.6817	92.5	0.6500	92.5	0.6500
2005	213.3	0.6870	92.5	0.6500	92.5	0.6500
2006	135.6	0.6809	92.5	0.6500	92.5	0.6500
2007-2010	338.1	0.6595	209.5	0.6173	209.5	0.6173

For comparison, the following foreign currency hedge positions were in place at 31 December 2000:

Maturity	Forward sale of US$		Bought US$ Put Options		Written US$ Call Options
	Amount US$m	Rate A$/US$	Amount US$m	Strike rate A$/US$	Amount US$m	Strike rate A$/US$
2001	427.1	0.6846	707.2	0.6212	202.0	0.6523
2002	312.8	0.6682	82.5	0.6571	82.5	0.6571
2003	256.3	0.6709	82.5	0.6671	82.5	0.6671
2004	272.2	0.6694	92.5	0.6500	92.5	0.6500
2005	294.3	0.6734	92.5	0.6500	92.5	0.6500
2006-2010	765.5	0.6422	302.0	0.6273	302.0	0.6273

(b) CNGC

As at 31 December 2001, US$47.6 million (2000: US$74.9 million) had been hedged at an average rate of A$/US$0.6293 (2000: 0.6292) at maturities extending to 2003 using a combination of forward contracts and options as detailed in the table below:

Maturity	Forward sale of US$		Bought US$ Put Options		Written US$ Call Options
	Amount US$m	Rate A$/US$	Amount US$m	Strike rate A$/US$	Amount US$m	Strike rate A$/US$
2002	23.5	0.6289	0.9	0.6865	0.9	0.6865
2003	23.2	0.6275	—	—	—	—

WMC Limited and Controlled Entities
Notes	to the Consolidated Financial Statements

36.        FINANCIAL INSTRUMENTS (continued)

A.     Hedging position (continued)

For comparison, the following foreign currency hedge positions were in place at 31 December 2000:

Maturity	Forward sale of US$		Bought US$ Put Options		Written US$ Call Options
	Amount US$m	Rate A$/US$	Amount US$m	Strike rate A$/US$	Amount US$m	Strike rate A$/US$
2001	26.4	0.6273	9.9	0.6311	0.9	0.6865
2002	23.5	0.6289	0.9	0.6865	0.9	0.6865
2003	23.2	0.6275	—	—	—	—

(ii)    Commodity hedging
As at 31 December 2001, the group had the following hedge positions against its commodity exposures:

(a)     WMC subsidiary entities excluding CNGC

Gold
720,000 ounces of gold (2000: 1,852,665 ounces) had been hedged at an average gold price of A $586 per ounce (2000: US$306 per ounce) with maturities extending to 2010 using a combination of forward contracts and options as follows:

Maturity	Forward sale of Gold
	Amount ounces	Rate A/$ ounce
2002	83,000	500
2003	80,000	509
2004	80,000	521
2005	80,000	497
2006-2010	397,000	651

For comparison, the following gold hedge positions were in place at 31 December 2000:

Maturity	Forward sale of Gold		Bought Put Options		Written Call Options
	Amount ounces	Rate US$/ounce	Amount ounces	Strike rate US$/ounce	Amount ounces	Strike rate US$/ounce
2001	131,865	299	334,400	290	48,400	293
2002	142,300	308	100,250	324	100,250	372
2003	158,950	338	60,750	314	60,750	345
2004	111,150	351	74,800	321	74,800	363
2005	119,550	354	79,250	324	79,250	373
2006-2010	523,950	370	15,450	293	15,450	293

As these contracts are entered into for the purpose of hedging future production, any unrealized gains and losses on the contracts, together with the cost of the contracts, are deferred until the underlying production occurs.

WMC Limited and Controlled Entities
Notes	to the Consolidated Financial Statements

36.    FINANCIAL INSTRUMENTS (continued)

A.    Hedging position (continued)

(ii)  Commodity hedging (continued)

(b)  CNGC-Gold

112,800 ounces of gold (2000: 248,000 ounces) had been hedged at US$307 per ounce (2000: US$301 per ounce) with maturities extending to 2003 using a combination of forward contracts and options as follows:

Maturity	Forward sale of Gold		Bought Put Options		Written Call Options
	Amount ounces	Rate US$/ounce	Amount ounces	Strike rate US$/ounce	Amount ounces	Strike rate US$/ounce
2002	36,000	307	22,500	310	22,500	347
2003	31,800	307	22,500	310	22,500	347

45,000 ounces of gold (2000: Nil) has been hedged at A$440 per ounce with maturities extending to 2003 using a combination of forward contracts and options as follows:

Maturity	Forward sale of Gold		Bought Put Options		Written Call Options
	Amount ounces	Rate A$/ounce	Amount ounces	Strike rate A$/ounce	Amount ounces	Strike rate A$/ounce
2002	22,500	440	—	—	—	—
2003	22,500	440	—	—	—	—

For comparison, the following gold hedge positions were in place at 31 December 2000:

Maturity	Forward sale of Gold		Bought Put Options		Written Call Options
	Amount ounces	Rate US$/ounce	Amount ounces	Strike rate US$/ounce	Amount ounces	Strike rate US$/ounce
2001	66,100	298	24,100	308	22,500	347
2002	58,500	298	22,500	310	22,500	347
2003	54,300	297	22,500	310	22,500	347

As these contracts are entered into for the purpose of hedging future production, any unrealized gains and losses on the contracts, together with the cost of the contracts, are deferred until the underlying production occurs.

WMC Limited and Controlled Entities
Notes to the Consolidated Financial Statements

36.        FINANCIAL INSTRUMENTS (continued)

B.     Interest rate risk

The group is exposed to interest rate risk on its outstanding interest bearing liabilities and investments. Interest rate swaps and cross currency swaps allow the group to manage its interest rate risk.

(a) Interest rate and cross currency swaps

As at 31 December 2001, the group had entered into the following interest rate hedging contracts in relation to its debt:

Notional AUD principal	Interest swapped	Interest rate		Maturity
		Fixed	Float
100.0	Fixed for floating	6.00	4.90	27/5/2002
100.0	Fixed for floating	6.00	4.90	27/5/2002

200.0

Notional US principal	Interest swapped	Interest rate		Maturity
		Fixed	Float
25.0	Floating for fixed	7.02	2.01	15/11/2003
25.0	Floating for fixed	7.10	2.01	15/11/2013
50.0
25.0	Fixed for floating	6.50	1.36	15/11/2003
50.0	Fixed for floating	6.50	0.93	15/11/2003
25.0	Fixed for floating	6.75	1.93	1/12/2006
25.0	Fixed for floating	6.75	1.91	1/12/2006
25.0	Fixed for floating	6.75	1.84	1/12/2006
25.0	Fixed for floating	6.75	1.83	1/12/2006
25.0	Fixed for floating	7.55	1.97	15/11/2013
50.0	Fixed for floating	7.25	1.94	15/11/2013
40.0	Fixed for floating	7.25	1.80	15/11/2013
50.0	Fixed for floating	7.35	2.77	1/12/2026
25.0	Fixed for floating	7.35	2.76	1/12/2026
25.0	Fixed for floating	7.35	2.80	1/12/2026
50.0	Fixed for floating	7.35	3.15	2/12/2026

440.0

For comparison, the group had entered into the following interest rate swaps at 31 December 2000:

Notional US principal	Interest swapped	Interest rate		Maturity
		Fixed	Float
150.0	Fixed for floating	6.64	6.14	15/11/2003
75.0	Fixed for floating	7.02	6.76	15/11/2003
100.0	Fixed for floating	6.50	5.85	17/11/2003
200.0	Fixed for floating	6.75	6.56	01/12/2006
115.0	Fixed for floating	7.25	6.56	15/11/2013
50.0	Fixed for floating	7.10	6.76	15/11/2013

690.0

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

36.	FINANCIAL INSTRUMENTS (continued)

B.	Interest rate risk (continued)

As at 31 December 2001, the group had entered into a cross currency swap, swapping A$380 million into US$ denominated debt of US$245.5 million as follows:

A$m Debt	US$m equivalent	Interest Rate		Maturity
		2001 A$ Debt	2001 US$ Debt
50.0	30.0	5.30	4.10	2/4/2002
20.0	12.6	4.81	2.92	7/4/2002
50.0	31.4	4.81	2.91	7/4/2002
10.0	6.3	4.81	5.12	8/4/2002
200.0	131.7	4.85	2.62	8/5/2002
50.0	33.5	5.35	3.06	8/5/2009

380.0	245.5

For comparison, the group had entered into the following cross currency swaps at 31 December 2000:

A$m debt	US$m equivalent	Interest Rate		Maturity
		A$ Debt	US$ Debt
100.0	60.4	6.56	7.51	1/7/2001
40.0	23.8	6.55	7.53	1/7/2001
55.0	33.0	6.56	7.26	2/7/2001
90.0	54.0	6.56	7.26	2/7/2001
100.0	60.0	6.56	7.28	2/7/2001
50.0	31.5	7.03	7.29	8/4/2002
50.0	31.5	7.08	7.72	8/4/2002
50.0	31.5	7.01	7.20	8/4/2002
20.0	12.6	7.03	7.26	8/4/2002
200.0	131.7	6.81	7.29	28/5/2002
50.0	33.5	7.31	7.29	18/5/2009

805.0	503.5

(b) Interest rate caps

As at 31 December 2001, the group had entered into A$430 million of interest caps at 7.14% (2000: A$325 million at 8.27%).

WMC LIMITED AND CONTROLLED ENTITIES
Notes	to the Consolidated Financial Statements

36.	FINANCIAL INSTRUMENTS (continued)

(c)    Interest rate risk exposure

The consolidated entity’s exposure to interest rate risk and the effective weighted interest rate for classes of financial assets and liabilities is set out below:

			Fixed interest maturing in:
As at 31 December 2001	$ million	Floating interest rate %	1 year or less	Over 1 to 5 years	More than 5 years	Non-interest bearing	Total
Financial Assets
Cash assets		106.3	108.1	—	—	—	214.4
Receivables		—	—	—	—	977.4	977.4
Other financial assets		—	—	—	—	41.8	41.8
Interest rate swaps*		97.8	200.0	342.2	518.2	—	1,158.2
Cross currency swaps*		380.0	—	—	—	—	380.0

		584.1	308.1	342.2	518.2	1,019.2	2,771.8

Weighted average interest rate		4.8%	5.0%	6.5%	6.5%

Financial Liabilities
Payables		—	—	—	—	2,054.1	2,054.1
Bank overdrafts		0.2	—	—	—	—	0.2
Bank loans		167.3	—	—	—	—	167.3
Yankee Bond issues - $US		—	—	880.0	684.4	—	1,564.4
Australian Promissory Notes		—	240.0	—	—	—	240.0
Medium Term Bank Bilaterals		—	200.0	—	50.0	—	250.0
Interest rate swaps*		1,060.4	—	48.9	48.9	—	1,158.2
Cross currency swaps*		480.1	—	—	—	—	480.1

		1,708.0	440.0	928.9	783.3	2,054.1	5,914.3

Weighted average interest rate		3.2%	5.1%	6.7%	6.6%

Net financial assets (liabilities)		(1,123.9)	(131.9)	(586.7)	(265.1)	(1,034.9)	(3,142.5)

			Fixed interest maturing in:
As at 31 December 2000	$ million	Floating Interest rate	1 year or less	Over 1 to 5 years	More than 5 years	Non-interest bearing	Total
Financial Assets
Cash assets		43.4	46.6	—	—	—	90.0
Receivables		—	—	—	—	1,292.1	1,292.1
Other financial assets		—	—	—	—	42.4	42.4
Interest rate swaps*		—	—	585.8	657.9	—	1,243.7
Cross currency swaps*		805.0	—	—	—	—	805.0

		848.4	46.6	585.8	657.9	1,334.5	3,473.2

Weighted average interest rate		6.7%	4.6%	6.8%	6.8%

Financial Liabilities
Payables		—	—	—	—	1,787.1	1,787.1
Bank overdrafts		3.9	—	—	—	—	3.9
Bank loans		601.1	—	—	—	—	601.1
Yankee Bond issues—$US		—	—	811.2	630.8	—	1,442.0
Australian Promissory Notes		—	545.0	—	—	—	545.0
Medium Term Bank Bilaterals		—	—	200.0	50.0	—	250.0
Interest rate swaps*		1,243.7	—	—	—	—	1,243.7
Cross currency swaps*		907.3	—	—	—	—	907.3

		2,756.0	545.0	1,011.2	680.8	1,787.1	6,780.1

Weighted average interest rate		6.8%	4.4%	6.8%	6.8%

Net financial assets(liabilities)		(1,907.6)	(498.4)	(425.4)	(22.9)	(452.6)	(3,306.9)

*	Notional principal amounts

WMC Limited and Controlled Entities
Notes to the Consolidated Financial Statements

36.	FINANCIAL INSTRUMENTS (continued)

C.	Carrying amounts and estimated fair values of financial instruments

The carrying amounts and estimated fair values of the company’s financial instruments, referred to in Note 36A and 36B above were as follows:

	Notes	Millions of dollars Group equity consolidation
		Carrying amount 2001 A$	Fair value 2001 A$	Carrying amount 2000 A$	Fair value 2000 A$
Recognized in the Balance Sheet
Financial Assets
Cash assets	9	214.4	214.4	90.0	90.0
Current other financial assets	11	20.1	20.1	11.9	11.9
Current receivables	10	496.0	582.3	691.1	702.7
Non-current receivables	14	481.4	398.4	601.0	417.3
Non-current other financial assets	16	21.7	22.7	30.5	37.8
Financial Liabilities
Current payables	22	856.4	856.8	660.6	811.0
Bank overdrafts	23	0.2	0.2	3.9	3.9
Short term interest bearing liabilities	23	584.1	584.1	360.2	360.2
Other current liabilities	26	13.2	13.2	66.9	66.9
Non-current payables	27	1,197.7	1,109.1	1,126.5	762.4
Long term interest bearing liabilities	28	1,737.7	1,755.8	2,580.2	2,559.5
Other non-current liabilities	31	9.3	9.3	78.0	78.0

Financial Instruments
Hedging contracts:
- forwards/swaps		(816.5)	(729.2)	(431.4)	(457.6)
- options		(234.7)	(221.0)	(211.1)	(139.4)

		(1,051.2)	(950.2)	(642.5)	(597.0)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate a value:

Cash assets and current other financial assets
The carrying amount approximates fair value because of the short maturity of these instruments.

Non current other financial assets
The investments are carried at cost.

Debtors and creditors
The fair value of debtors and creditors relating to hedging contracts has been calculated on a mark-to-market basis using forward prices. Other current debtors and creditors mainly represent financial obligations incurred in exchange for goods and services provided and received by the group in the normal course of its operations, net of provisions for doubtful debts. Due to the short-term nature of these financial obligations, their carrying values are estimated to equal their fair values.

Short and long term debt
The fair value of short-term debt and bank overdrafts is considered to approximate the carrying value due to the short maturity of the debt. Long-term debt comprises the Yankee Bond issues. The fair value of the Yankee Bond issue was determined on a mark-to-market basis. At December 31 2001 the 1993 Yankee Bond market value was US$412.9 million or A$807.5 million (2000: US$397.8; A$717.0 million) and the 1996 Yankee Bond market value was US$396.3 million or A$774.9 million (2000:US$390.7; A$704.3 million).

Foreign currency and commodity hedging contracts
Carrying amounts for commodity and foreign currency hedging contracts are based on the revaluation of open contracts at 31 December 2001 against spot rates at that date. The fair value disclosed represents the same contracts on a mark-to-market basis using forward rates and prices.

WMC Limited and Controlled Entities
Notes	to the Consolidated Financial Statements

36.	FINANCIAL INSTRUMENTS (continued)

D.    Deferred hedging gains and losses

As described in Note 1(f), Summary of Accounting Policies, gains and losses, premiums and discounts on hedging contracts and gains and losses associated with the revaluation of foreign denominated debt are deferred in the balance sheet until the underlying transaction takes place. Whether these deferred gains and losses will be realized and at what amount depends on commodity and currency price movements until the underlying date of the hedge contracts concerned. The expected recognition of the deferred gains and losses based on current valuations are shown below:

	Millions of dollars – 31 December 2001
YEARS	<1 YEAR	1 - 2 YEARS	2 - 3 YEARS	3 - 4 YEARS	4 - 5 YEARS	MORE THAN 5 YEARS	TOTALS
Gains	164.1	185.7	7.0	11.0	3.1	250.8	621.7
Losses	(321.8)	(341.9)	(170.5)	(179.4)	(46.3)	(907.7)	(1,967.6)

Total	(157.7)	(156.2)	(163.5)	(168.4)	(43.2)	(656.9)	(1,345.9)

	Total deferred on balance sheet (refer Note 13(b) )						(1,345.9)

For comparison, the following expected recognition of the deferred gains and losses based on valuations at 31 December 2000 are shown below:

	Millions of dollars – 31 December 2000
YEARS	<1 YEAR	1 - 2 YEARS	2 - 3 YEARS	3 - 4 YEARS	4 - 5 YEARS	MORE THAN 5 YEARS	TOTALS
Gains	252.3	172.9	205.2	26.5	25.7	258.7	941.3
Losses	(412.1)	(251.3)	(281.6)	(112.4)	(125.2)	(795.2)	(1,977.8)

Total	(159.8)	(78.4)	(76.4)	(85.9)	(99.5)	(536.5)	(1,036.5)

	Total deferred on balance sheet (refer Note 13(b))						(1,036.5)

E.    Concentration of credit risk for derivative financial instruments

In the event of any counter parties failing to comply with the terms of derivative instrument contracts, the potential impact on the group would be determined by the market revaluation of any open contracts held with that counter party, except on the day of delivery in which case the potential loss for forward contracts would be the full principal amount. The group calculates credit exposures as the market revaluation plus a potential exposure amount. The potential exposure amount allows for the fact that the market revaluation of the contract may increase in the future. Exposures to any one counter party are strictly controlled by WMC risk management policies relating to counter party limits. A geographical breakdown of the group’s credit risk for the derivative financial instruments is set out below.

	US$ Millions of dollars
Location	2001	2000
Australia	190	570
America	138	264
Europe	—	95
Other	—	10

	328	939

When computing the concentration of credit risk it is assumed that Australian companies, which WMC deals with on the basis of an overseas parent company guarantee, are classified as Australian credit risk.

F.     Infrastructure Bonds
WMC has off-setting liabilities and assets relating to a Direct Infrastructure Bond issued by a WMC subsidiary and the right to acquire an Indirect Infrastructure Bond. There is a right of simultaneous set-off between these two bonds on maturity or termination. The transaction on which interest is accruing, effective from 22 September 1997 will, unless previously terminated, result in income statement recognition as interest for a period of ten years and a corresponding reduction in the net liability of the bond. As part of the infrastructure bond transaction agreements, funds have been placed on deposit by another WMC subsidiary with one of the other parties to the agreement and are being repaid, with interest, over the period of the transaction. In the event of changes to applicable laws the parties may cancel the transaction. If this happens, the liabilities and assets will be mutually settled and interest receivable will cease to accrue.

At balance date the balances of the components were:

	Millions of dollars
	2001	2000
• liability for Infrastructure Bond	(370.4)	(344.3)
• right to acquire Indirect Infrastructure Bond	296.5	265.1
• funds on deposit	71.2	76.9

Net deferred revenue	(2.7)	(2.3)

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

37.	PARTICULARS RELATING TO ENTITIES CONSOLIDATED IN THE ECONOMIC ENTITY

Entities Consolidated	Notes	Place of Incorporation
NAME
WMC Limited		VIC

All controlled entities are wholly owned, unless otherwise indicated
Controlled Entities
141 Union Company	B,a	Delaware USA
A&BP Co. Pty Ltd	C,	WA
Adwest Limited Partnership	C
Agnew Mining Company Pty. Ltd.	C	WA
Albion Downs Pty. Ltd.	C,g	WA
Carson Hill Gold Mining Corporation	B,a	Delaware USA
Central Norseman Gold Corporation Limited (owned 50.48%)		VIC
Great Boulder Mines Pty Ltd	C	VIC
Hi-Fert Distributors Pty. Ltd.	C	SA
Hi-Fert Pty. Ltd.	D	SA
Hillcrest Inc.	Ai	Philippines
Liberia Western Mining Corporation Limited (owned 97.4%)	B,h	Liberia
Minera WMC Chile Exploration Ltda	B	Chile
Mineracao Alfenus Limitada	B,h	Brazil
Mineracao Ituverava Limitada	B,h	Brazil
Mineracao Jenipapo S.A.	B	Brazil
Mineracao Wesminas Limitada	B	Brazil
Olympic Dam Marketing Pty. Ltd.	C	SA
Q.S. Mineracoa Ltda		Brazil
P&DP Co. Pty Ltd	C	WA
PT Solok Mas Minerals (owned 80%)	d,h	Indonesia
PT WMC Services	d	Indonesia
Ringwood Station Partnership
Three Springs Talc Pty. Limited	C	VIC
WPF Pty Ltd	C	QLD
Wenico Holdings Ltd.	k	Jersey
Wesminco Oil Pty. Ltd.		VIC
Western Exploration Pty. Ltd.	C	VIC
Western Hog Ranch Company	B,a	Nevada USA
Western Mining Corp. (USA)	B,a	Delaware USA
Western Mining Corporation Pty Ltd	C	VIC
Western Venture Inc.	B,a	Delaware USA
Westmin Talc (U.K.) Limited		UK
Westmin Talc Pty Ltd	E	VIC
Westminer (Investments) B.V.	B,a	Netherlands
Westminer Acquisition (U.K.) Limited	a	UK
Westminer Insurance Pte. Ltd.	a	Singapore
Westminer International (U.K.) Limited	a	UK
Westminer International Holdings Pty Ltd	D,e	VIC
WMC (Argentina) Inc.	B,	Delaware USA

WMC LIMITED AND CONTROLLED ENTITIES
Notes to and forming part of the Financial Statements

37.	PARTICULARS RELATING TO ENTITIES CONSOLIDATED IN THE ECONOMIC ENTITY (Continued)

Entities Consolidated	Notes	Place of Incorporation

WMC (China) Pty Limited	C	VIC
WMC (Kunming) Pty Limited	C	VIC
WMC (Liberia) Limited		Hong Kong
WMC (Olympic Dam Corporation) Pty. Ltd.	D	SA
WMC (Olympic Dam Operations) Pty. Ltd.	D	VIC
WMC (Overseas) Pty. Limited	C	VIC
WMC (Peru) Inc.	f	Delaware USA
WMC (Philippines) Inc.	A,i	Philippines
WMC (Uzbekistan) Ltd.		Jersey
WMC (Yunnan) Pty Limited	C	VIC
WMC (Zarmitan) Ltd.		Jersey
WMC Alumina (U.S.A.) Inc.	B,a	Delaware USA
WMC Automation Pty Ltd	C	WA
WMC Brasil S/C Ltda		Brazil
WMC Chile S.A.	d	Chile
WMC Corporate Services Inc.	B,d	Delaware USA
WMC Exploration Corporation	f	Philippines
WMC Exploration Inc.		Delaware USA
WMC Fertilizers Pty Ltd	D	VIC
WMC Finance (USA) Limited		VIC
WMC Finance Limited		ACT
WMC Holdings Pty Ltd	C	SA
WMC Innovation Pty Ltd	C	VIC
WMC International Holdings Ltd.	B,d	Canada
WMC International Limited	B,a	Canada
WMC Kazakstan Ltd.		Jersey
WMC Liberia Management Limited	B,h	Liberia
WMC Mineracao Limitada	B,d	Brazil
WMC Mineral Sands		Jersey
WMC Miniere Sarl	j,g	French Guiana
WMC Nickel Sales Corporation Limited	B	UK
WMC Participacoes Limitada	B,i	Brazil
WMC Petroleum (Malaysia) Snd. Bhd.(in liquidation)	A	Malaysia
WMC Resources International Pty. Ltd.	D	VIC
WMC Resources Ltd	D	VIC
WMC Securities Pty Ltd	D	WA
WMC Services Pty. Limited	C	ACT
Yakabindie Nickel Limited	e	NSW
Yeelirrie Development Company Pty. Ltd.	C	WA
Yeelirrie Management Services Pty. Ltd.	C	WA
Yeelirrie Pastoral Station Partnership	D

WMC LIMITED AND CONTROLLED ENTITIES
Notes to and forming part of the Financial Statements

37.	PARTICULARS RELATING TO ENTITIES CONSOLIDATED IN THE ECONOMIC ENTITY (Continued)

These controlled entities:

A)	have not been required to prepare audited accounts as they are in voluntary liquidation;

B)	have not prepared audited accounts either as they are non-operating or audited accounts are not required in their country of incorporation;

C)	as small proprietary corporations, not required to prepare financial reports.

Note: All information contained in the consolidated financial statements with respect to the entities noted as A, B or C was audited;

D)
been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investment Commission (“ASIC”) Class Order 98/1418. These companies, which are also referred to in the Directors’ Declaration are, with WMC Limited, all members of a “Closed Group” as defined in the Class Order and are parties to a deed of cross guarantee which has been lodged with and approved by the ASIC. Under the deed of cross guarantee, each of these companies guarantees the debts of the other companies party to the deed of cross guarantee. The aggregate assets and liabilities of these companies, and their aggregate net profits after tax for the year then ended (after eliminating inter-company investments and other inter-company transactions) are set out in the table overleaf;

E)	been removed from the Deed of Cross Guarantee by Revocation Deed dated 9 December 1999 and lodged with ASIC on 13 January 2000.

(a)	Been translated as a self-sustaining entity.

(b)	The remaining shares are held in trust for the Company by the vendors, pending compliance with conditions precedent in the sales agreement.

(c)	Although not a company, included as a controlled entity in compliance with AASB 1024.

(d)	Has been translated as an integrated entity.

(e)
Yakabindie Nickel Limited, a company incorporating a lease and exploration work on the Yakabindie nickel project near Mount Keith, was acquired by the purchase method on January 25, 2001. Its purchase consideration was A$40 million, A$25 million of which was paid at the time of the acquisition with the remaining A$15 million due upon gaining approval to mine the property. The results of its operations since 25 January, 2001 have been incorporated into WMC. There is no goodwill arising on acquisition. No pro forma revenue has been disclosed as it is immaterial.

(f)	This company is in the process of being liquidated.

(g)	This company is owned 100% by Newmount Mt Keith ACM Pty Ltd (with a call option in favor of, and a put option against, WMC Limited, both exercisable before 16 June, 2012).

(h)	This company is in the process of dissolution.

(i)	It is intended to dissolve this company.

(j)	WMC Resources International is currently in the process of selling to third parties.

(k)	WMC has a 40% ownership in Agnew Pastoral Company Pty. Ltd. and Weebo Pastoral Company Pty. Ltd. which are accounted for as incorporated partnerships.

(l)	WMC has a 80% ownership in Yunnan Hua Ao Nickel Exploration and Mining Co. Ltd and Yunnan Xin Ao Nickel Exploration and Mining Co. Ltd which are equity accounted.

(m)	This company was sold on 25 October 2001.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

37.    PARTICULARS RELATING TO ENTITIES CONSOLIDATED IN THE ECONOMIC ENTITY (Continued)

Deed of cross guarantee	Closed group Millions of Dollars
Entities which are party to a Deed of Cross Guarantee, entered into in accordance with ASIC Class Order 98/1418 are indicated above in this note. A consolidated balance sheet is set out below:	Year to 31 Dec 2001 US$	Year to 31 Dec 2001 A$	Year to 31 Dec 2000 A$
Consolidated balance sheet of closed group

Current Assets
Cash assets	—	—	1.7
Receivables	113.8	222.4	323.2
Inventories	208.2	407.0	452.8
Other	29.8	58.2	61.0

Total current assets	351.8	687.6	838.7

Non-Current Assets
Receivables	—	—	9.2
Investments in associates	397.6	777.0	777.0
Other financial assets	581.9	1,137.3	1,159.2
Inventories	42.1	82.1	85.2
Exploration and evaluation	1.0	1.9	—
Property, plant and equipment	2,432.6	4,753.9	5,161.4
Other	50.5	98.7	125.9

Total non-current assets	3,505.7	6,850.9	7,317.9

Total assets	3,857.5	7,538.5	8,156.6

Current Liabilities
Payables	137.0	267.7	293.6
Interest-bearing liabilities	1.0	1.9	2.3
Provisions	106.0	207.2	270.8
Other	3.4	6.6	9.0

Total current liabilities	247.4	483.4	575.7

Non-Current Liabilities
Payables	702.3	1,372.4	2,406.1
Provisions	261.6	511.3	502.9
Other	3.4	6.6	12.0

Total non-current liabilities	967.3	1,890.3	2,921.0

Total liabilities	1,214.7	2,373.7	3,496.7

Net assets	2,642.8	5,164.8	4,659.9

Equity
Contributed equity	1,632.9	3,191.1	3,123.3
Reserves	135.4	264.7	264.7
Retained profits	805.2	1,573.5	1,120.5
Outside equity interests in controlled entities	69.3	135.5	151.4

Total equity	2,642.8	5,164.8	4,659.9

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

37.    PARTICULARS RELATING TO ENTITIES CONSOLIDATED IN THE ECONOMIC ENTITY (Continued)

Set out below is a consolidated statements of income and comprehensive income for the closed group:

	Closed group Millions of Dollars
	Year to 31 Dec 2001 US$	Year to 31 Dec 2001 A$	Year to 31 Dec 2000 A$
Revenue from ordinary activities	2,320.4	4,534.7	4,084.5

Cost of goods sold	(1,107.0)	(2,163.4)	(1,907.1)
Selling and distribution costs	(39.1)	(76.4)	(58.7)
General and administrative	(129.5)	(253.1)	(198.6)
Exploration and evaluation	(30.3)	(59.3)	(46.2)
Other expenses from ordinary activities	(196.9)	(384.8)	(223.0)
Borrowing costs expense	(403.4)	(788.3)	(698.4)
Share of net profits of associates and joint venture partnerships accounted for using the equity method	—	—	—

Profit from ordinary activities before income tax	414.2	809.4	952.5
Income tax credit/(expense)	(9.7)	(19.0)	(229.7)

Profit from ordinary activities after income tax	404.5	790.4	722.8
Net profit attributable to outside equity interest	8.1	15.9	14.4

Net profit	412.6	806.3	737.2

Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognized direct in equity	—	—	—

Total changes in equity other than from dividends, share issues and buybacks and direct adjustments to retained earnings	412.6	806.3	737.2

Set out below is a summary of movements in consolidated retained profits of the closed group:

Retained profits at the beginning of the financial year	573.4	1,120.5	838.3
Net profit	412.6	806.3	737.2
Dividend provided for or paid	(180.8)	(353.3)	(455.0)

Retained profits at the end of the financial year	805.2	1,573.5	1,120.5

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

		As at 31 December
		2001 US$	2001 A$	2000 A$
38.	CONTINGENT LIABILITIES AND GAINS

(a)	Ascertainable, unsecured
(i)	Guarantees, insurance bonds and other liabilities including performance bonds for minimum work commitments in exploration blocks.	29.5	57.6	60.2
(ii)	Contract disputes and other legal claims, arising out of WMC’s ongoing mining and related construction activities.	3.8	7.5	35.2
(iii)
As disclosed in the accounting policy Note 1(i), an assessment is made at each operation for future rehabilitation work which will be incurred as a result of currently existing circumstances and a provision is accumulated for this expenditure charged on a proportionate basis to production over the lesser of the life of operation or twenty years (thirty years for Olympic Dam). At 31 December 2001 WMC had accrued rehabilitation provisions of $89.7 million (Dec 2000: $92.7 million). The company estimates that, as at 31 December 2001, the total rehabilitation costs that would be incurred upon the disposal or abandonment of its mineral properties would be $349.4 million (Dec 2000 : $354.8 million), resulting in an unaccrued liability of
		132.9	259.7	262.1

(b)	Unascertainable unsecured contingent liabilities and asset

(i)	Under various joint venture production and exploration agreements.

(ii)	Native Title:

The majority of the WMC group’s interests fall within one or more of Applications for Native Title Determination. The applications are filed for hearing in the Federal Court of Australia. The WMC group cannot make any assessment whether existing assets or operations will be materially affected until it is determined what rights, if any, the applicants are entitled to. Recent decisions of the High Court indicate that each claim will be decided on its facts.

Consideration of the implications of Court Determinations makes it evident there are complex legal and factual issues potentially affecting existing and future WMC interests. Accordingly, the impact of these developments cannot be determined at this time, although it is indicated that no native title rights reside in minerals where valid state legislation has placed minerals in Crown ownership.

(iii)
An insurance claim related to the fire in the solvent extraction plant at Olympic Dam has been lodged with insurers. Investigations into the fire are in progress. The lead insurer has formally accepted liability with regard to the event. The actual claim will be predicated on an estimated rebuild cost and the business interruption impact.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

		As at 31 December
		2001 US$	2001 A$	2000 A$
39.	COMMITMENTS FOR EXPENDITURE

(a)	Capital expenditure contracted for:
	Contracts for purchase of assets comprising mine properties and mine development, and property, plant and equipment.
	Payments:
	Within one year	18.1	35.4	25.6

		18.1	35.4	25.6

(b)
Potential expenditure on exploration and mining titles and attached business commitments
These tables set out estimates of expenditures which might have to be incurred for exploration, evaluation and mining activities during the life of current WMC exploration and mining tenements and earning rights under farm-in and option entitlements. These sums are commitments for work expected to be beneficial to WMC and include payments to vendors in which WMC has earning rights. Australian mining laws generally require that certain levels of expenditure be incurred, rather than any payment made to Government, to maintain tenements in good standing. Mining laws in other jurisdictions may vary. This disclosure represents potential expenditure that may be reduced by seeking exemption from individual commitments or by relinquishment of tenure.

(i)	Exploration and mining titles
	Within one year	9.8	19.2	31.4
	Later than one year but not later than 5 years	48.8	95.4	136.9
	Later than 5 years	133.3	260.5	333.5

		191.9	375.1	501.8

(ii)	Business undertaking commitments
	Within one year	1.5	2.9	13.7
	Later than one year but not later than 5 years	6.5	12.7	38.5
	Later than 5 years	8.1	15.9	82.8

		16.1	31.5	135.0

(c)	Lease commitments contracted for operating leases (other than mineral and exploration leases)

The Company and certain of its subsidiaries lease plant, warehouse and office facilities and motor vehicles for varying periods. Operating leases that expire generally are expected to be renewed or replaced by other leases. The following is the rental expense and the future minimum rental commitments.

(i)	Lease commitments payable at balance date
	Within one year	11.2	21.8	25.7
	Later than one year but not later than 5 years	39.1	76.4	90.3
	Later than 5 years	39.3	76.8	93.9

		89.6	175.0	209.9

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

39.    COMMITMENTS FOR EXPENDITURE (Continued)

		As at 31 December
		2001 US$	2001 A$	2000 A$

(d)	Sub Leases
(i)	Rental income included in profit and loss	0.6	1.2	0.4

(ii)	Lease commitments receivable at balance date
	Within one year	0.8	1.6	0.9
	Later than one year but not later than 5 years	2.5	4.9	2.3
	Later than 5 years	—	—	1.9

		3.3	6.5	5.1

(e)	Other commitments(1)
	Commitments for payments to suppliers under long-term contracts existing at reporting date but not recognised as payable
	Within one year	30.4	59.4	59.4
	Later than one year but not later than 5 years	120.6	235.6	235.6
	Later than 5 years	300.1	586.4	645.8

		451.1	881.4	940.8

(1)  WMC is party to a number of gas supply, gas conversion, shiploading, rail transport and sulphuric acid supply agreements. Under these take or pay contracts, WMC is obligated to pay a minimum amount for the above commodities and services even if those commodities or services are not required for operations. Commitments related to these contracts total A$194.9 million in 2002, A$201.9 million in 2003, A$221.5 million in 2004, A$231.3 million in 2005, A$235.4 million in 2006. Expenditures under these contracts totalled A$168.3 million in 2001, A$130.0 million in 2000 and A$99.8 million in 1999.

(f)        Sales contracts and commitments

WMC sells nickel metal, nickel matte, nickel concentrate and various intermediate-products. Approximately 75% of nickel metal sales for the year ended 31 December 2001 were made under short to medium term contractual arrangements, to a large number of customers in Europe, North America and Asia. These contracts extend through varying periods expiring between 2002 and 2004. Approximately 95% of nickel-in-matte and nickel-in-concentrate sales for the year ended 31 December 2001 were made under long term contracts expiring between 2002 and 2008. Prices in these contracts are generally not fixed, and provide for sales at prevailing market prices at the contractual settlement dates.

Approximately 90% of Olympic Dam’s copper production for the year ended 31 December 2001 was sold to customers in Europe, Australia and Asia under contracts which are negotiated. Prices in these contracts are generally not fixed, and provide for sales at prevailing market prices at the contractual settlement dates.

More than 90% of Olympic Dam’s uranium production is committed under long-term sales contracts with well established and reputable electricity generating utilities. Sales of uranium oxide in 2001 were made to the United Kingdom, Finland, Sweden, Belgium, France, Japan, Canada and the United States. Contract prices are fixed.

In relation to the fertilizer operations, supply contracts are in place with major Australian fertilizer distributors for the delivery of between 440,000 and 590,000 tonnes of DAP per year, depending on customer requirements. These contracts expire in 2004. Contracts covering domestic MAP sales of between 120,000 and 200,000 tonnes per year will become effective once commercial production volumes are commenced. These contracts extend through varying periods expiring between 2006 and 2009. WMC has also contracted to export 350,000 tonnes per year of high analysis fertilizer into Asia. The arrangement provides for up to 500,000 tonnes per year to be sold if required by WMC. Prices in these contracts are generally not fixed, and provide for sales at prevailing market prices at the contractual settlement dates. These contracts expire in 2005.

All of WMC’s major products are able to be purchased on a spot market in order to fulfill the sales contracts referred to above if required.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

40.    SUPERANNUATION BENEFITS

Prior to 27 July 2001, the Group participated in the WMC Superannuation Fund. From 27 July 2001, all assets and liabilities of the WMC Superannuation Fund, future employer contributions and ongoing management of employee’s superannuation entitlements were transferred to the WMC Superannuation Plan (the Plan), an independently managed sub-plan of the Plum Superannuation Fund.

Plan membership is compulsory for all Australian resident employees and Australian expatriates, and provides lump sum benefits on retirement, permanent disability, death, resignation and retrenchment. WMC does not sponsor any other defined – benefit post retirement plans. For non-Australian employees WMC contributes to an appropriate accumulation plan as required by agreement or under local legislation.

The Plan has three categories of membership.

The Defined Benefit Category was closed to new members effective 1 July 1994, however, the then members had, and continue to have, the option to remain in the Defined Benefit Category or to transfer to the Accumulation Category. The Defined Benefit Category provides lump sum benefits based on period of service, age and final average salary. Members in this category make a compulsory contribution of 3.4 per cent deducted from after tax salary or 4.0 per cent deducted from before tax salary.

The Accumulation Category that all new staff members must join commenced on 1 July 1994. This category of membership offers a minimum company contribution (subject to certain cashing out options and legislation) of 11.5 per cent of basic annual salary to each member’s account in the Plan. Members also have the option to make voluntary contributions to their account.

The Superannuation Guarantee Category is a compulsory accumulation category for all employees under hourly paid awards. Under legislation the Group is required to make minimum contributions. Effective 1 July 2000, the contribution rate increased to 8 per cent of ordinary time earnings. Members also have the option to make voluntary contributions to their personal account.

Entities in the Group contribute to the Plan as required by the Plan rules, any relevant employee agreements, or legislation.

Actuarial assessment (where appropriate) of the Plan (and previously the WMC Superannuation Fund) is made at three yearly intervals, and the last such assessment was made as at 1 July 1999, by Mr R R Codron, BSc Hons, FIA, FIAA, ASIA. Based on the calculations made as part of that assessment, the Directors of the company are of the view that as at the date of the assessment, the assets of the Fund were sufficient to satisfy all benefits that would have vested under the Fund in the event of termination of the Fund or voluntary or compulsory termination of employment of each employee.

The principal assets of the Plan are managed by external investment managers appointed by the Trustee of the Fund and are regularly monitored by the Fund’s asset consultants. External managers may use derivatives as part of normal investment and risk management practice within the terms of their appointment and in accordance with the Risk Management Statement required by legislation. Investment managers are not permitted to use derivatives to gear investments.

The following amounts are based on information from the WMC Superannuation Fund which had a financial year ended 30 June. The most recent audited information available is at 30 June 2001.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

		Year to 31 Dec 2001 US$	Year to 31 Dec 2001 A$	Year to 31 Dec 2000 A$	Year to 31 Dec 1999 A$
40.	SUPERANNUATION BENEFITS (Continued)

	WESTMINER SUPERANNUATION FUND

(a)	Change in benefit obligation
	Benefit obligation at beginning of period	99.2	193.9	171.1	173.3
	Service cost	13.4	26.1	24.2	26.0
	Interest cost	5.2	10.2	11.0	10.6
	Actuarial (gains) losses	6.6	12.9	5.7	(9.7)
	Members transferring from other funds	0.9	1.7	3.4	2.3
	Benefits and expenses paid	(12.1)	(23.7)	(23.0)	(33.1)
	Plan participants contributions	0.7	1.3	1.4	1.7

	Benefit obligation at end of period	113.9	222.4	193.8	171.1

(b)	Change in plan assets
	Fair value of plan assets at beginning of period	103.5	202.3	195.4	181.8
	Actual return on plan assets	(0.4)	(0.7)	24.7	23.0
	Transfers in from other funds	0.9	1.7	3.4	2.3
	Employer contributions	11.8	23.1	0.3	19.7
	Plan participants’ contributions	0.7	1.3	1.4	1.7
	Benefits and expenses paid	(12.1)	(23.7)	(22.9)	(33.1)

	Fair value of plan assets at end of period	104.4	204.0	202.3	195.4

(c)	Reconciliation of funded status
	Funded status	(9.4)	(18.3)	8.5	24.3
	Unrecognized net gain	(12.4)	(24.3)	(56.2)	(54.3)
	Unamortized prior service cost	0.1	0.1	0.3	0.4
	Unrecognized net transition asset	(0.8)	(1.6)	(4.9)	(8.1)

	Accrued pension cost	(22.5)	(44.1)	(52.3)	(37.7)

(d)	Components of net periodic benefit costs
	Service cost	13.4	26.1	24.2	26.0
	Interest cost	5.2	10.2	11.1	10.6
	Expected return on plan assets	(7.8)	(15.3)	(14.2)	(13.9)
	Amortization of prior service cost	0.1	0.1	0.1	0.1
	Amortization of gain	(1.5)	(3.0)	(2.9)	(1.6)
	Amortization of unrecognized net transition asset	(1.7)	(3.3)	(3.3)	(3.2)

	Net periodic benefit costs	7.7	14.8	15.0	18.0

(e)	Weighted average assumptions
	Discount rate		6.0	5.5	6.0
	Expected long-term return on plan assets		7.5	7.5	7.5
	Rate of compensation increase		3.5	3.5	3.5

(f)	WMC are sponsors of defined contribution pension plans. Expenses relating to those plans were	11.8	23.1	0.3	19.7

(g)	At balance date the plan holds 81,790 ordinary shares in WMC Limited. (Dec 2000: 237,263; Dec 1999: 107,694)

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

41.	RELATED PARTY TRANSACTIONS

Related parties of the Group fall under the following categories:

(a)	Controlled entities

Information relating to the investment in controlled entities is set out in Note 37. Information relating to dividends and interest are set out in Notes 2 and 3 respectively.

(b)	Associated bodies corporate

Information relating to investments in associates is set out in Note 15.

(c)	Superannuation funds

Information relating to the group’s superannuation funds is set out in Note 40.

(d)	Directors

(i)	The names of each person holding the position of director of the parent entity during the financial year are:

I G R Burgess AO (Chairman)
H M Morgan AO (Chief Executive Officer)
Professor A Clarke AO
P J Knight
M J Phillips AM (Alternate D M Morley)
R A G Vines
I E Webber AO
T C-E Bergman
R Woodall AO (retired on 11 April 2001)
D M Morley (retired on 11 April 2001)

(ii)	Details of directors’ remuneration, superannuation and retirement payments are set out in Note 42.

Apart from the details disclosed in this note, no director has entered into a material contract with the Company or its controlled entities since the end of the previous financial year, and there were no material contracts involving directors’ interests existing at balance date.

		Thousands of dollars
		2001 US$	2001 A$	2000 A$
(e)	Loans to directors
	(i) Loans to directors of subsidiary companies included in receivables comprise secured loans under the Employee Share Purchase Plan and the Senior Staff Share Issue	2.5	4.9	5.9

Two outstanding share plan loans to directors have an aggregate balance of $4,919 (2000: $5,893). These relate to and are secured by shares allocated by WMC Limited under the 1988 allotment of the Employee Share Purchase Plan (loan to R T Bills) and the 1994 allotment of the Senior Staff Share Issue (loan to C W George). Both loans are interest free, have no stipulated repayment period, and are repayable principally by application of dividends, or at the discretion of the employee, or upon termination.

	(ii) No new loans were made to directors during the financial year.

	(iii) Loan re-payments received:
	Secured loans-share plans from all directors listed in (i) above as holding or having held loans	0.5	1.0	0.8

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

41.    RELATED PARTY TRANSACTIONS(Continued)

(f)	Shareholding transactions of directors

Where a director of WMC Limited was a shareholder in WMC Limited, their transactions include:
–	the purchase and/or sale of shares; and/or
–	the receipt of dividends.

All these transactions were conducted on a commercial basis, on conditions no more favorable than those available to other shareholders.

Some directors of WMC Limited, who were also employees of the WMC Limited group, were eligible to participate in the company’s Employee Share Scheme, and were issued with options, priced at market value (refer Note 32(a) for details of the Employee Share Scheme). These transactions were conducted on a commercial basis on conditions no more beneficial than those available to other eligible employees.

	Number of Shares
	2001	2000
The aggregate number of shares acquired by directors of the parent entity or their director related entities through purchases was:	10,000	130,000
The aggregate number of options acquired by directors of the parent entity or their director related entities through participation in the WMC Employee Share Scheme was:	—	320,000
The aggregate number of shares disposed of by directors of the parent entity or their director related entities was:
- fully paid shares	11,000	—
- partly paid shares	—	100,000
- options (lapsed)	—	300,000
- options (shares exercised and sold)	300,000	—
Details of shares and share options held by directors of the parent entity or their director related entities at 31 December are as follows:
- WMC Limited, fully paid shares	434,459	435,459
- WMC Limited, ordinary shares partly paid to five cents	331,000	331,000
- WMC Limited, options for ordinary shares	1,470,000	1,770,000
- Central Norseman Gold Corporation Limited, fully paid shares	2,000	2,000

All other transactions relating to shares and options of WMC Limited, including the payment and receipt of dividends, were on the same basis as similar transactions with other shareholders.

(g)	Other transactions of directors and director related entities

A number of the directors of WMC Limited are also directors of other public companies that may have transactions with the WMC group. The relevant directors do not believe that they have the capacity to control or significantly influence the financial or operating policies of either those companies or the WMC group in their dealings with one another. Those companies are therefore not considered to be director-related entities for the disclosure requirements of Accounting Standard AASB 1017: Related Party Disclosures.

(i)	Legal/financial service fees
A number of directors of WMC Limited controlled entities are associated with legal and financial service firms which have provided services to WMC Limited group companies during the financial year, on normal commercial terms and conditions. The total of those services amounts to $916,259 (2000: $684,733).

(ii)	Other transactions
Entities associated with directors of WMC Limited controlled entities have purchased fertilizer totaling $14,325 (2000: $16,898) on normal commercial terms and conditions from a WMC Limited controlled entity.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

	Thousands of Dollars
	Year to 31 Dec 2001 US$	Year to 31 Dec 2001 A$	Year to 31 Dec 2000 A$	Year to 31 Dec 1999 A$
42. REMUNERATION OF DIRECTORS
(a) Total income received, or due and receivable from:
Parent entity
-Executive directors:	1,781	3,480	2,505	2,187
-Non-executive directors:	452	884	882	1,322
Controlled entities
-Executive directors	5,575	10,895	12,742	9,095
-Non-executive directors	133	259	208	343

CONSOLIDATED TOTAL:	7,941	15,518	16,337	12,947

(b)	Certain directors may also receive options under the WMC Option Plan, refer to Note 41(f)

(c)	The number of directors of the parent entity whose income from the parent entity or related bodies corporate falls within the following bands:

			Number of Directors
			2001	2000	1999
$ 60,000	–	$ 69,999	—	—	5
$ 70,000	–	$ 79,999	2	4	1
$ 80,000	–	$ 89,999	2	—	—
$ 90,000	–	$ 99,999	—	1	—
$100,000	–	$109,999	1	—	1
$120,000	–	$129,999	—	1	—
$130,000	–	$139,999	1	—	—
$140,000	–	$149,999	—	—	1
$180,000	–	$189,999	—	1	—
$200,000	–	$209,999	2	—	—
$250,000	–	$259,999	—	1	—
$340,000	–	$349,999	—	—	1
$510,000	–	$519,999	—	—	1
$800,000	–	$809,999	—	—	1
$920,000	–	$929,999	—	1	—
$1,410,000	–	$1,419,999	1	—	—
$1,380,000	–	$1,389,999	—	—	1
$1,570,000	–	$1,579,999	—	1	—
$2,060,000	–	$2,069,999	1	—	—

			10	10	12

Executive directors do not receive director’s fees, but are remunerated on the same basis (i.e. salary and benefits) as executive officers, as indicated in Note 43.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

43.    REMUNERATION OF EXECUTIVES

			Number of Executive Officers Working within Australia						Working outside of Australia Group
			Group				Parent
			2001 Current	2001 Former	2000 Current	2000 Former	2001	2000	2001	2000
(a) The number of executive officers, (including directors based in Australia, and outside of Australia, whose income from the group and related bodies corporate falls within the following bands:
$110,000	–	$119,999	—	—	—	1	—	—	—	—
$130,000	–	$139,999	—	—	—	1	—	—	—	—
$140,000	–	$149,999	1	—	—	—	—	—	—	—
$170,000	–	$179,999	—	—	1	1	—	—	—	—
$180,000	–	$189,999	—	—	2	—	—	—	—	—
$190,000	–	$199,999	—	—	3	—	—	—	—	—
$200,000	–	$209,999	—	—	4	—	—	—	—	—
$210,000	–	$219,999	2	—	4	—	—	—	—	1
$220,000	–	$229,999	—	1	5	—	—	—	—	—
$230,000	–	$239,999	—	—	8	—	—	—	—	—
$240,000	–	$249,999	5	—	5	—	—	—	—	—
$250,000	–	$259,999	7	—	5	—	—	—	—	—
$260,000	–	$269,999	7	—	5	—	—	—	—	—
$270,000	–	$279,999	2	—	2	—	—	—	—	—
$280,000	–	$289,999	2	—	1	—	—	—	—	—
$290,000	–	$299,999	2	—	3	—	—	—	1	—
$310,000	–	$319,999	2	1	1	1	—	—	—	—
$320,000	–	$329,999	3	—	2	—	—	—	—	1
$330,000	–	$339,999	—	1	1	—	—	—	—	1
$340,000	–	$349,999	1	—	—	—	—	—	—	—
$350,000	–	$359,999	—	1	—	2	—	—	—	—
$360,000	–	$369,999	1	—	3	—	—	—	—	—
$370,000	–	$379,999	1	—	—	1	—	—	—	—
$380,000	–	$389,999	1	—	—	—	—	—	1	—
$390,000	–	$399,999	—	—	—	—	—	—	1	—
$400,000	–	$409,999	2	—	—	1	—	—	—	—
$420,000	–	$429,999	—	1	2	—	—	—	—	1
$430,000	–	$439,999	—	1	—	—	—	—	—	—
$440,000	–	$449,999	—	2	—	—	—	—	—	—
$470,000	–	$479,999	—	—	—	—	—	—	1	—
$480,000	–	$489,999	—	1	—	—	—	—	—	—
$500,000	–	$509,999	—	1	—	—	—	—	—	—
$510,000	–	$519,999	1	—	—	—	—	—	—	—
$520,000	–	$529,999	—	—	1	—	—	—	—	—
$560,000	–	$569,999	1	—	—	—	—	—	—	—
$630,000	–	$639,999	—	1	—	—	—	—	—	—
$640,000	–	$649,999	—	—	1	—	—	—	—	—
$670,000	–	$679,999	—	—	—	1	—	—	—	—
$720,000	–	$729,999	—	1	—	—	—	—	—	—
$750,000	–	$759,999	1	—	—	—	—	—	—	—
$780,000	–	$789,999	—	1	1	—	—	—	—	—
$800,000	–	$809,999	1	—	—	—	—	—	—	—
$880,000	–	$889,999	—	1	—	—	—	—	—	—
$900,000	–	$909,999	—	—	—	—	—	—	—	1
$920,000	–	$929,999	—	—	1	—	—	1	—	—
$1,050,000	–	$1,059,999	1	—	—	—	—	—	—	—
$1,160,000	–	$1,169,999	—	—	—	1	—	—	—	—
$1,320,000	–	$1,329,999	—	—	—	—	—	—	1	—
$1,410,000	–	$1,419,999	1	—	—	—	1	—	1	—
$1,430,000	–	$1,439,999	—	1	—	—	—	—	—	—
$1,440,000	–	$1,449,999	—	—	—	—	—	—	1	—
$1,450,000	–	$1,459,999	—	—	—	1	—	—	—	—
$1,570,000	–	$1,579,999	—	—	1	—	—	1	—	—
$1,630,000	–	$1,639,999	—	—	—	1	—	—	—	—
$1,640,000	–	$1,649,999	—	1	—	—	—	—	—	—
$1,700,000	–	$1,709,999	—	—	—	—	—	—	—	1
$1,710,000	–	$1,719,999	—	—	—	—	—	—	—	1
$2,060,000	–	$2,069,999	1	—	—	—	1	—	—	—

			46	16	62	12	2	2	7	7

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

43.    REMUNERATION OF EXECUTIVES (Continued)

		Thousands of Dollars
		Year ended 31 Dec 2001 US$	Year ended 31 Dec 2001 A$	Year ended 31 Dec 2000 A$
(b)	Total income received, or due and receivable, from entities in the Group and related bodies corporate by all Executive Officers (including Directors) working within Australia whose income exceeded $100,000	14,477	28,293	26,238

	- of which the total income received, or due and receivable, by 46 (2000: 62) currently employed Executive Officers (including Directors) whose income exceeded $100,000 was, and	9,321	18,216	19,087
	- of which the total income received or due and receivable by 16 (2000: 12) former Executive Officers whose income exceeded $100,000 was	5,156	10,077	7,151

		14,477	28,293	26,238

44.    REMUNERATION OF AUDITORS

		Thousands of Dollars
		Year ended 31 Dec 2001 US$	Year ended 31 Dec 2001 A$	Year ended 31 Dec 2000 A$
(a)	Remuneration for audit or review of the financial reports of the parent entity or any entity in the economic entity:
	Auditors of parent entity:
	- parent entity	113	220	220
	- controlled entities	433	847	897

	Other member firms of PricewaterhouseCoopers International	70	137	147

	Other auditors of controlled entities	—	—	65

(b)	Remuneration for other services by the parent entity auditors of controlled entities
	- taxation services - other services(i)	230 416	450 813	352 90

		1,262	2,467	1,771

(i)	Includes fees in relation to the demerger and other services.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

45.    RECONCILIATION TO US GAAP
The accounting policies and accounting standards under which the consolidated financial statements of the Group are prepared are in accordance with Australian GAAP. The major differences between Australian GAAP and US GAAP are summarised and reconciled below.

(a)	Dividends
In Australia, dividends declared after the end of each financial year are recorded and provided for in the period to which they relate. Under US GAAP, dividends are recorded in the period in which they are declared.

(b)	Employee share loans and partly paid shares
As a result of the Employee Share Purchase Plan, loans have been made to employees for the purchase of WMC shares. Under US GAAP, the balance remaining of these loans (December 2001: A$0.1million; December 2000: A$0.2 million; December 1999: A$3.4 million) which have financed equity is required to be eliminated from shareholders’ equity. Partly paid shares are also eliminated.

(c)	Research and development
Expenditure incurred on research and development may be capitalised and deferred in Australia to the extent that such expenditure is expected to be recoverable. Under US GAAP, all such expenditure is expensed as incurred.

(d)	Associates
The major associated companies accounted for using the equity method of accounting are those entities forming Alcoa World Alumina and Chemicals (AWAC) which prepares its financial statements in U.S. dollars in accordance with US GAAP. However, one of those entities is an Australian based company which WMC accounts for using as a basis its Australian domestic financial statements. The net income and shareholders’ equity concerned have been adjusted to conform to US GAAP.

(e)	Pension funds
The applicable Australian accounting standard relates only to disclosure. The accepted practice is to account for Company contributions on a cash rather than an accruals basis. The Company does not account for excesses or shortfalls of the Superannuation Fund assets over accrued membership benefits. As this is contrary to US GAAP, the Group has adopted the recognition provisions of FAS 87 “Employers Accounting for Pensions”, for US GAAP reconciliation purposes. Note 40 should be referred to for an explanation of the effect on the financial statements, including disclosures in accordance with FAS 132 “Employers Disclosures about Pensions and Other Postretirement Benefits”. WMC does not sponsor post retirement defined-benefits other than pensions.

(f)	Exploration and evaluation expenditure
Expenditure incurred on the exploration and evaluation of minerals properties may be capitalised and deferred in Australia provided that such expenditure meets the criteria disclosed in Note 1(g). Under US GAAP geological and geophysical costs and costs of carrying and retaining undeveloped properties are charged to expense as incurred. Consequently any such costs incurred and capitalized in Australia as exploration and evaluation are expensed as incurred under US GAAP.

In 2001 capitalized exploration and expenditures included $27.1 million for the acquisition of a prospective nickel property resulting from the acquisition of Yakabindie Nickel Limited. Under both Australian GAAP and US GAAP the cost of purchasing unproven property is capitalized when incurred, and either transferred to proved properties when proven or written off as impaired. Accordingly, this expenditure has not been included as a reconciling item.

(g)	Income tax
Under Australian GAAP, deferred taxes are provided for using the liability method with the recognition and carry forward of future income tax benefits on a similar basis to FAS 109, except for tax assets and liabilities relating to temporary (timing) differences which are all classed as non-current. Consequently, no adjustment has been made in the method by which income taxes have been calculated and brought to account. Under US GAAP the future income tax benefits and liabilities would be required to be allocated in the balance sheet between current and non-current items. This allocation would not have a significant effect. Refer also to Note 5.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

45.    RECONCILIATION TO US GAAP(Continued)

(h)	Compensation expense of employee share plans
Under US GAAP, the Share Plan disclosed under Note 32 which until April 1995 offered partly paid shares to Senior Officers is considered to be a compensatory plan. As such, compensation expense is required to be charged to income based on the difference between the issue price of the shares and the market price at the date of measurement. This calculation excludes the value of share options which under APB25 are non compensatory, except prospectively from I July 2000 if the status of the employees concerned or the terms of the award change. Refer to information under “share option plan” in this footnote for pro-forma information regarding employee share options.

In various years since approval of the Employee Share Scheme in 1987, WMC has established Stock Appreciation Plans (SAP’s) for the benefit of WMC Group employees in countries outside Australia. The purpose of the SAP’s is to provide such employees, who due to securities law constraints are not eligible to participate under the Options Plans, with benefits similar to those conferred by the Option Plans.

The terms of each SAP are in substance the same. Under each SAP, eligible employees were invited to apply for the grant by WMC of ‘SAP Rights’. Although employees were not required to pay an amount for the grant of the SAP Rights, each has a notional allotment price, equal to the weighted average sale price of WMC shares on the ASX on the trading day that the invitation to apply for the relevant SAP right was made to an employee. Upon redemption of a SAP Right before its expiry by the holder, the holder is entitled to a payment equal to the difference between the closing price of WMC shares on the ASX on the trading day immediately before redemption, and the allotment price.

As at 31 December 2001, there were:

•	69,900 SAP rights issued under the 1997 SAP, with an allotment price of $4.91 and an expiry date of 22 December 2002;
•	91,088 SAP rights issued under the 1998 SAP, with an allotment price of $4.88 and an expiry date of 21 December 2003;
•	296,600 SAP rights issued under the 1999 SAP, with an allotment price of $8.42 and an expiry date of 20 December 2004;
•	540,700 SAP rights issued under the 2000 SAP, with an allotment price of $7.52 and an expiry date of 18 December 2005;
•	513,700 SAP rights issued under the 2001 SAP, with an allotment price of $9.35 and an expiry date of 30 November 2006.

(i)	Asset revaluation reserve
In years prior to 1981 the Directors from time to time revalued upwards certain items of property, plant and equipment to amounts not in excess of those expected to be recouped through future operations or sale. The increments from such upwards valuations, which are contrary to US GAAP, were taken to the asset revaluation reserve. The increased asset value resulted in additional depreciation in the years subsequent to the revaluations. The net impact of such upward revaluations on net income, assets and shareholders’ equity is now insignificant.

(j)	Start up costs
Under Statement of Position 98-5, “Reporting on the Costs of start-up activities”, the costs of start-up activities including organizational costs, are required to be expensed as incurred. Under Australian GAAP start up costs are capitalised and deferred as part of the mineral extraction or processing facilities being developed or constructed. These deferred costs are then amortised from the start of production over the life of the facilities concerned. SOP 98-5 became effective for WMC in 1999. Prospectively from 1999 for US GAAP reconciliation the costs of start-up activities are expensed as incurred. The net cumulative effect as at 31 December 1998 of this change in policy for WMC’s US GAAP reporting purposes was recognised as a separate charge in 1999.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

45.    RECONCILIATION TO US GAAP(Continued)

(k)	Real estate profit recognition
In late 2000 WMC contracted to sell Tenements and Tenement assets at Kambalda to a third party. This sale was recognized under Australian GAAP in 2000. However consideration was not due under the contract until 2001, and some minor conditions precedent to closing had not been performed at 31 December 2000. Consequently under US GAAP the sale and profit were not recognized until 2001.

(l)	Option payment capitalised
An option payment for the right to participate in the Corridor Sands bankable feasibility study and earn an interest in any resultant development has been deferred and amortised over the period during which the study is undertaken. Under US GAAP the payment has been expensed when incurred.

(m)	Cash flow
Under US GAAP bank overdrafts are not considered to be part of the net cash equivalents and so changes in bank overdrafts (net) are included in cash flows from financing activities. In addition, payments for research and development are included in cash flows from operating activities. Other differences in the US GAAP statement of cashflows relate to those items capitalized under A GAAP that would be expensed under US GAAP and would be included in the US GAAP cashflow from operating activities.

(n)	Restatements
As is described in Note 1(t), the income statements for the years ended 31 December 2001, 2000 and 1999 presented the gold business as discontinued operations but incorrectly reported the results of Meliadine as part of continuing operations. The correct treatment, reflected herein, was to classify Meliadine as part of discontinued operations. The effect of reclassifying Meliadine as a discontinued operation increased US GAAP net income from continuing operations by A$9.0 million, A$11.6 million, and A$15.5 million, and earnings per share by $0.008, $0.001, and $0.014, and decreased US GAAP net income from discontinued operations by A$9.0 million, A$11.6 million, and A$15.5 million, and earnings per share by $0.008, $0.001, and $0.014, for the years ended 31 December, 2001, 2000, and 1999, respectively. There was no effect on net income.

As is described in Note 4, in fiscal 1999, the Company reported an exceptional charge of $25.4 million before a tax credit of $6.7 million, for the write-down of feasibility study costs and other assets related to the initial Queensland Fertilizer acquisition. Such costs should have been charged as expenses in earlier periods for US GAAP but were incorrectly recognised in fiscal 1999. This change was retroactively accounted for as an adjustment to opening equity under US GAAP at January 1, 1999. The effect of the restatement was to increase US GAAP net income by A$18.7 million and earnings per share by $0.31 for the year ended December 31, 1999. There was no effect on US GAAP equity at December 31, 1999.

The Company has identified feasibility study costs of $18 million for Queensland Fertiliser Operations and $15.8 million for Olympic Dam Operations which were incorrectly capitalised for US GAAP in periods prior to the periods presented. Amortisation has been charged against these capitalised costs. The effect of restating this error resulted in restated non-current assets and equity at December 31, 2001 under US GAAP of $30.4 million. It also increased US GAAP net income from continuing operations by $1.0 million, $0.2 million, and $0.6 million, and earnings per share by $0.001, $0.0002, and $0.0006, for the years ended 31 December, 2001, 2000, and 1999, respectively.

Due to a mathematical error, the FAS 133 adjustment to comprehensive income for the year ended December 31, 2001 incorrectly included a loss of A$141.1 million. The effect of restating the FAS 133 adjustment to a loss of A$209.6 million, resulted in restated comprehensive income for the year ended December 31, 2001 under US GAAP of A$588.5 million and restated equity at December 31, 2001 of A$3,778.5 million.

The US GAAP accounting policy for remeasuring revenue from nickel concentrate, nickel matte and copper cathode sold under provisional invoices at the spot price at balance date has been changed to remeasure the revenue using the estimated forward price for the settlement date. This change decreased US GAAP net income for the year ended December 31, 2001 by A$4.9 million, and decreased US GAAP earnings per share by $0.003 per share.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

45.    RECONCILIATION TO US GAAP(Continued)

(o)	The right to Royalties received from the sale of gold operations not recognised
The right to royalties received in consideration for the gold mines sold during 2001 has been recognized at fair value under Australian GAAP and included in the determination of the gain on disposal. Under US GAAP, since the royalty received had not been realized at 31 December 2001, WMC has retained an amount of the carrying value of the mines on the balance sheet at 31 December 2001 in the proportion that the value of the right to the royalties bears to the total value of the consideration received.

(p)	Fair value accounting for derivatives

Adoption of FAS 133
The Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by Statement of Financial Accounting Standards No. 137, “Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133”, an amendment of FASB Statement No. 133, and Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, an amendment of FASB Statement No. 133 (referred to hereafter as “FAS 133”), on January 1, 2001. In accordance with the transition provisions of FAS 133, the Company recorded the following net-of-tax cumulative effect adjustments in earnings as of January 1, 2001:

Related to previously designated fair value hedging relationships:	Millions($)
Fair value of hedging instruments	36.0
Offsetting changes in fair value of hedged items	(36.0)

Total adjustment net of tax	—

In addition, the Company recorded the following net-of-tax cumulative-effect adjustments in other comprehensive income as of January 1, 2001.

Related to previously designated fair value hedging relationships:	Millions($)
Fair value of hedging instruments	29.2
Previously deferred hedging gains and losses	(647.9)

Total adjustment net of tax	(618.7)

Accounting for Derivatives and Hedging Activities
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash flow, or foreign-currency hedges to (1) specific assets and liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. The Company also formally assesses (both at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the Company discontinues hedge accounting prospectively, as discussed below.

The Company discontinues hedge accounting prospectively when (1) it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (2) it is probable that the forecasted transaction will not occur; (3) a hedged firm commitment no longer meets the definition of a firm commitment; or (4) management determines that designating the derivative as a hedging instrument is no longer appropriate.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

45.    RECONCILIATION TO US GAAP(Continued)

(p)	Fair value accounting for derivatives (continued)

Fair-Value Hedges
The Company uses interest rate swaps to convert a portion of its non prepayable fixed-rate debt into variable-rate debt. Under the interest rate swap contracts, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts, which is calculated based on an agreed-upon notional amount.

For the year ended December 31, 2001, the Company recognized a net gain of $Nil, which represented the ineffective portion of all of the Company’s fair-value hedges. All components of each derivative’s gain or loss were included in the assessment of hedge effectiveness.

Cash Flow Hedges
The Company’s sales are denominated in the United States dollars. The Company enters into foreign-exchange options and forward-exchange contracts as hedges of anticipated sales denominated in foreign currencies. The Company enters into these contracts to protect itself against the risk that the eventual dollar-net-cash inflows resulting from direct-foreign-export sales will be adversely affected by changes in exchange rates.

As at December 31, 2001 the company recognized a net loss of $4.6 million representing the change in time value on certain of the company’s forward contracts that had been excluded from the assessment of hedge effectiveness. A further net loss of $6.6 million was recorded for the ineffective portion of certain options designated as cash flow hedges. In addition the company has elected to mark to market certain foreign currency purchased call options, resulting in a net loss of $5.6 million.

The revaluation of foreign currency debt which is not treated as a hedge for accounting purposes under US GAAP resulted in a net loss after tax of $98.3 million.

The total of the adjustments referred to in the preceding two paragraphs on a pre-tax basis was $164.4 million.

As of 31 December 2001, $160.9 million of deferred net losses on derivative instruments accumulated in other comprehensive income are expected to be reclassified as earnings during the next twelve months.

The maximum term over which the company is hedging exposures to the variability of cash flows using derivative instruments for all forecasted transactions is nine years.

Subsequent gains and losses on cash flow hedges are taken to other comprehensive income and are reclassified to profit and loss in the same period the hedged transaction is recognized. Gains and losses on fair value hedges continue to be taken to profit and loss in subsequent periods, as offsetting gains and losses on hedged liabilities. In both cases, these gains and losses are not recognized under Australian GAAP until the hedged transaction is recognized.

FAS 133 requires that any component of the gain or loss which is deemed to be ineffective be taken to the Income Statement immediately. For Australian GAAP any ineffectiveness is recognized over the term of the derivative.

Hedges of Net Investments in Foreign Operations
The company has numerous investments in foreign subsidiaries. The net assets of these subsidiaries are exposed to volatility in currency exchange rates. The company uses foreign denominated debt to naturally hedge its exposure and measures ineffectiveness of such hedges based upon the change in spot foreign exchange rates. The treatment of this debt as a net investment hedge is consistent under both Australian GAAP and US GAAP. An amount of $42.3 million has been charged to the foreign currency translation reserve, representing the increase in fair value of this debt for the period.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

45.	RECONCILIATION TO US GAAP (Continued)

(q)	Post-production waste removal costs
Under Australian GAAP, expenditure incurred on post-production waste removal (stripping) is accumulated and deferred on the balance sheet as part of Mine properties and mine development. For US GAAP, these deferred production costs are classified in the balance sheet as other non-current assets. The total net book value of post-production costs capitalized was A$99.1 million for 2001, A$73.0 million for 2000 and A$54.9 million for 1999.

Stripping expenditure, which for Australian GAAP purposes is shown as an investing cash flow, is considered an operating cash flow for US GAAP.

(r)	Amortization of mine development and deferred post-production waste removal costs
WMC intends to adopt a new accounting policy for mine depletion in its annual report on Form 20-F for the 12 months to 31 December 2002. The new policy will exclude future costs from the determination of the amortization rate for mine development and deferred post-production waste removal costs. This change will be recorded as a cumulative effect adjustment, effective 1 January 2002 in accordance with APB20, and will therefore impact the 6 month period to 30 June 2002. WMC is currently evaluating the impact of this change on its financial positions and results of operations.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

45.	RECONCILIATION TO US GAAP (Continued)

	Year to 31 Dec 2001 US$ As Restated	Year to 31 Dec 2001 A$ As Restated	Year to 31 Dec 2000 A$ As Restated	Year to 31 Dec 1999 A$ As Restated

INCOME AND COMPREHENSIVE INCOME STATEMENT – US GAAP RECONCILIATION

Net income attributable to members of the holding company as reported	205.5	401.7	764.9	275.8

Adjustments required to conform with US GAAP:

- Research and development costs expensed immediately under US GAAP but deferred and subsequently expensed under Australian GAAP (c)	1.0	1.9	2.5	3.5

- Equity in US GAAP adjustments of associates (net of tax) (d)	7.5	14.6	28.8	28.3

- Pension funds (e)	4.2	8.2	(14.6)	1.7

- Exploration expenditure capitalised (f)	(1.9)	(3.7)	(6.7)	(15.5)

- Compensation credit/(expense) of employee share plan (h)	(0.6)	(1.2)	1.0	(3.4)

- Start up costs (j)
- Capitalised cost	—	—	(53.2)	(67.2)
- Amortization written back	3.6	7.0	3.6	8.2

- Real estate profit recognition (k)
- sale of Kambalda tenements	10.3	20.2	(20.2)	—

- Option payment capitalised (l)
- Capitalised cost	—	—	(28.6)	—
- Amortisation written back	5.8	11.4	2.9	—

- Queensland Fertilizer Project feasibility studies and other assets (n)	—	—	—	25.4

- Royalty received from the sale of gold operations (o) *	(7.0)	(13.6)	—	—

- Fair value of accounting for derivatives (p)	(84.1)	(164.4)	—	—

- Other	—	—	—	2.0

- Income tax effect (excluding tax of associates)	22.7	44.4	22.0	9.9

Total adjustments	(38.5)	(75.2)	(62.5)	(7.1)

Net income in accordance with US GAAP	167.0	326.5	702.4	268.7

This is represented by:
Net income from continuing operations	29.3	57.3	636.4	194.4
Net income from discontinued operations	137.7	269.2	66.0	74.3

*	This reconciliation item relates to discontinued operations.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

45.	RECONCILIATION TO US GAAP(Continued)

	Year to 31 Dec 2001 US$ As Restated	Year to 31 Dec 2001 A$ As Restated	Year to 31 Dec 2000 A$ As Restated	Year to 31 Dec 1999 A$ As Restated

INCOME AND COMPREHENSIVE INCOME STATEMENT – US GAAP RECONCILIATION

Comprehensive Income
Net income in accordance with US GAAP as above	167.0	326.5	702.4	268.7
Other comprehensive income as reported	10.1	19.8	33.1	(77.4)
Transitional adjustment on adoption of FAS 133	(316.6)	(618.7)	—	—
FAS 133 adjustment for current year	(107.2)	(209.6)	—	—
Equity share of other comprehensive income of associates	(54.5)	(106.5)	—	—

Comprehensive income in accordance with US GAAP	(301.2)	(588.5)	735.5	191.3

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

45.    RECONCILIATION TO US GAAP(Continued)

	As at 31 December
	2001 US$ As Restated	2001 A$ As Restated	2000 A$ As Restated
SHAREHOLDERS’ EQUITY – US GAAP RECONCILIATION
Shareholders’ equity as reported	2,478.9	4,844.4	4,676.2
Adjustments required to conform with US GAAP:
– Dividends declared subsequent to balance date (a)	73.7	144.1	219.6
– Employee share loans and partly paid shares (b)	(0.1)	(0.1)	(0.2)
– Research and development costs capitalised (c)	(0.3)	(0.5)	(2.4)
– Equity in earnings and reserves of associates (net of tax) (d)	(29.9)	(58.4)	33.5
– Pension funds (e)	(22.5)	(44.1)	(52.3)
– Exploration expenditure capitalised (f)	(19.1)	(37.4)	(33.7)
– Compensation cost of employee share plans (h)	(19.3)	(37.8)	(36.6)
– Deferred additional paid in share capital relating to employee share plans (h)	19.3	37.8	36.6
– Asset revaluation reserve (i)	(17.6)	(34.3)	(34.3)
– Additional depreciation of revalued assets (i)	17.6	34.3	34.3
– Start up costs (j)
-Cumulative adjustment to prior year earnings	(59.8)	(116.8)	(67.0)
-feasibility and evaluation costs capitalized	(12.5)	(24.4)	(81.2)
– Real estate profit recognition (k)
-sale of Kambalda tenements	—	—	(20.2)
– Option payment capitalised (l)
-current year adjustment	(7.3)	(14.3)	(25.7)
– Royalty received from the sale of gold operations (o)	(7.0)	(13.6)	—
– Fair value of accounting for derivatives (p)	(689.6)	(1,347.7)	—
– Other	0.7	1.4	1.4
– Income tax effect (excluding tax of associates)	228.2	445.9	46.2

WMC shareholders’ equity according to US GAAP	1,933.4	3,778.5	4,694.2

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

45.    RECONCILIATION TO US GAAP(Continued)

	As at 31 Dec 2001 US$ As Restated	As at 31 Dec 2001 A$ As Restated	As at 31 Dec 2000 A$ As Restated
TOTAL ASSETS US GAAP RECONCILIATION
Total Assets reported using Australian GAAP	5,123.3	10,012.3	10,371.2
Adjustment for Research and development costs capitalized (Note 45 (a))	(0.3)	(0.5)	(2.4)
Adjustment for Employee Share loan (Note 45 (b))	(0.1)	(0.1)	(0.2)
Adjustment for Exploration expenditure capitalized (Note 45 (c))	(19.1)	(37.4)	(33.7)
Adjustment for equity in earnings and reserves of associates (Note 45 (d)	(29.9)	(58.4)	33.5
Adjustment for Start up costs (Note 45 (e))	(72.2)	(141.2)	(148.2)
Adjustment for fair value of accounting for derivatives (Note 45 (j))	(688.7)	(1,345.9)	—
Adjustment for Royalty received from sale of gold operations (Note 45 (k))	(7.0)	(13.6)	—
Adjustment for profit recognition on sale of Kambalda tenements (Note 45 (f))	—	—	(20.2)
Adjustment for Option payment capitalized (Note 45 (g))	(7.3)	(14.3)	(25.7)
Other minor adjustments	0.7	1.4	1.4

Total Assets according to US GAAP	4,299.4	8,402.3	10,175.7

TOTAL LIABI LITIES – US GAAP RECONCILIATION
Total Liabilities reported under Australian GAAP	2,639.9	5,158.9	5,681.5
Adjustment for Pension funds (Note 45(b))	22.6	44.1	52.3
Adjustment for dividends declared (Note 45 (a))	(73.7)	(144.1)	(219.6)
Adjustment for fair value of accounting for derivatives (Note 45 (j))	0.9	1.8	—
Income tax effect of US GAAP adjustments	(228.2)	(445.9)	(46.2)

Total Liabilities according to US GAAP	2,361.5	4,614.8	5,468.0

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

45.    RECONCILIATION TO US GAAP (Continued)

	Year to 31 Dec 2001 US$ As Restated	Year to 31 Dec 2001 A$ As Restated	Year to 31 Dec 2000 A$ As Restated	Year to 31 Dec 1999 A$ As Restated
STATEMENT OF CASH FLOWS – US GAAP RECONCILIATION (k)
Cash flows from financing activities as reported	(567.0)	(1,108.1)	(786.6)	310.9
Changes in bank overdrafts (net)	(1.9)	(3.7)	3.1	(5.8)

Net cash (used in)/provided by financing activities – US GAAP (i)	(568.9)	(1,111.8)	(783.5)	305.1

Cash flows from operating activities as reported	482.5	943.0	1,172.5	331.8
Payments for exploration expenditure expensed for US GAAP	(1.9)	(3.7)	(6.7)	(15.5)
Payments for start-up costs expensed for US GAAP	—	—	(52.4)	(67.2)
Option payment expensed for US GAAP	—	—	(28.6)	—
Payments for research and development	—	—	(1.0)	(0.4)
Deferred stripping expenditure reclassified from investing	(52.2)	(102.1)	(72.1)	(58.6)

Net cash provided by operating activities – US GAAP (ii)	428.4	837.2	1,011.7	190.1

Cash flows from investing activities as reported	148.8	290.8	(419.3)	(624.7)
Payments for exploration expenditure expensed for US GAAP	1.9	3.7	6.7	15.5
Payments for start-up costs expensed for US GAAP	—	—	52.4	67.2
Option payment expensed for US GAAP	—	—	28.6	—
Reclassification of payments for research and development to operating activities	—	—	1.0	0.4
Reclassification of deferred stripping expenditure	52.2	102.1	72.1	58.6

Net cash (used in) investing activities – US GAAP (iii)	202.9	396.6	(258.5)	(483.0)

Net increase/(decrease) in cash and cash equivalents	62.4	122.0	(30.3)	12.2
Cash and cash equivalents at the beginning of the year	46.1	90.0	107.6	96.5
Effects of exchange rate changes on opening foreign currency cash balances and on cash flows during the period	1.2	2.4	12.7	(1.1)

Cash and cash equivalents at the end of the financial year	109.7	214.4	90.0	107.6

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

45.        RECONCILIATION TO US GAAP(Continued)

	Year to 31 Dec 2001 US$	Year to 31 Dec 2001 A$	Year to 31 Dec 2000 A$	Year to 31 Dec 1999 A$
Reconciliation of AWAC entity

GAAP adjustments to WMC GAAP profit reconciliation
Profit adjustments to US GAAP	18.7	36.6	72.7	71.5

Equity in GAAP adjustment @ 39.25%, Note 45(d)	2.2	4.4	14.4	14.5
Equity in GAAP adjustment @ 40.00%	5.2	10.2	14.4	13.8

Share Option Plan
Information regarding the WMC Employee Share Scheme which offers share options to staff is set out in Note 32. WMC accounts for the scheme for the purposes of the US GAAP reconciliation (income reconciliation item (h) ) in accordance with Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognised for share options because the exercise price equals the market price on the date of the grant. For options that are attached to performance hurdles a compensation charge will only be required where the market price up to the measurement date exceeds the grant price.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Group had accounted for its employee stock options under the fair value method of SFAS 123. The weighted average fair value of options granted during the year ended December 2001 was A$4.00 per option, year ended December 2000 was A$1.65 per option and year ended December 1999 was A$3.832 per option respectively. The fair value for these options was estimated as at the date of the grants using a Black-Scholes Option Valuation model with the weighted average assumptions as set out below. For purposes of pro forma disclosure, the estimated fair value of the options is amortised to expense on a straight line basis over the options’ vesting period.

	Year to 31 Dec 2001 US$ As Restated	Year to 31 Dec 2001 A$ As Restated	Year to 31 Dec 2000 A$ As Restated	Year to 31 Dec 1999 A$ As Restated
The Group’s pro forma information is as follows :
Net Income
As reported US GAAP	167.0	326.5	702.4	275.4
Pro forma	144.3	282.0	688.5	249.8
Basic earnings per share
As reported US GAAP	0.15	0.30	0.62	0.24
Pro forma	0.13	0.26	0.61	0.22
Earnings per share on a diluted basis
As reported US GAAP	0.15	0.30	0.62	0.24
Pro forma	0.13	0.26	0.61	0.22
Assumptions :
Risk free interest rates		4.95%	5.32%	6.67%
Dividend yield		4.33%	5.72%	0.72%
Volatility		47.12%	25.23%	30.70%
Expected life in years		3.98	3.67	3.80

The pro forma effect on income for the calendar years ended 31 December 2001, 2000 and 1999 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense relating to grants made prior to 1 July 1995.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

45.      RECONCILIATION TO USGAAP (CONTINUED)

ASSETS HELD FOR SALE

Management has decided to dispose of the following assets because the funds released can be better utilized elsewhere in WMC. The assets were sold at a profit. Refer to Note 47.

Asset	Business segment	Disposal date	2002 Result
Investment in Central Norseman Gold Corporation	Gold	18 January 2002	$27.2 million

46.      RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

The Financial Accounting Standards Board has issued certain Statements of Financial Accounting Standards which are not effective with respect to the fiscal years presented in the consolidated financial statements.

SFAS No. 141 “Business Combinations” which addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, “Business Combinations”, was issued in June 2001 and is effective for business combinations initiated after 30 June 2001. It bans pooling-of-interest mergers and requires the use of the purchase method. Australian GAAP already requires the use of the purchase method in business acquisitions, so adoption of this standard is not expected to have a significant impact on the company’s financial position or results.

SFAS No. 142 “Goodwill and Other Intangible Assets” which supersedes APB Opinion No. 17 was also issued in June 2001 and is effective for WMC in 2002. It addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements Amortisation of goodwill and indefinite-lived intangible assets ceases and is replaced by impairment tests. Adoption of this standard is expected to improve WMC’s annual results by A$ 17.7 million consequent on the cessation of amortisation of equity accounted goodwill.

SFAS No. 143 “Accounting for Asset Retirement Obligations” was issued in 2001. It will be effective for WMC in 2003. The statement requires an asset retirement obligation and a matching asset to be brought to account (calculated at a discounted present value) at the initial point the liability is incurred, generally when the mine is first commenced. The cost of the obligation is to be amortised over the life of a long-lived asset. Increases in the obligation as a result of the reduction of time are to be treated as interest. WMC is currently assessing the impact of adopting this standard.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement supersedes SFAS No. 121 and the accounting and reporting provisions of APB Opinion No.30. This statement will require one accounting model be used for long-lived assets to be held and used or disposed of by sale, whether previously held and used or newly acquired, and will broaden the presentation of discontinued operations to include more disposal transactions. This statement was adopted by the company on January 1, 2002 and it did not have a material impact on the Company’s financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. The statement requires that costs associated with exit or disposal activities must be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs include lease termination costs and certain employee severance costs associated with a restructuring, discontinued operations or other exit or disposal activity. WMC is currently reviewing SFAS No. 146, which is effective for exit or disposal activities initiated after 31 December 2002.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

46.   RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS (CONTINUED)

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No.13, and Technical Corrections”. The standard rescinds FASB Statements No. 4 and 64 that deal with issues relating to the extinguishment of debt. The standard also rescinds FASB Statement No. 44 that deals with intangible assets of motor carriers. The standard modifies SFAS No.13, “Accounting for Leases”, so that certain capital lease modifications must be accounted for by lessees as sale-leaseback transactions. Additionally, the standard identifies amendments that should have been made to previously existing pronouncements and formally amends the appropriate pronouncements. SFAS No. 145 is effective for fiscal years beginning after 15 May 2002 with earlier adoption encouraged. WMC is currently assessing the impact of adopting this standard which it intends on adopting for the 2003 fiscal year.

The Australian Accounting Standards Board (“AASB”) has issued or revised certain Accounting Standards that are not effective for the fiscal periods reported upon in the consolidated financial statements.

AASB 1020, “Income Taxes” was issued in December 1999. It will be effective for WMC in 2003. The Company is currently assessing the impact of adopting this standard on its financial report.

AASB 1005 “Segment Reporting” was revised in August 2000. WMC adopted this standard for the year ended December 31, 2002. This standard relates to disclosure. Adoption of this standard did not have a significant impact on the company’s financial position or results.

AASB 1042, “Discontinuing Operations” was issued in August 2000. It will be effective for WMC in 2002. This standard relates to disclosure. Adoption of this standard is not expected to have a significant impact on the Company’s financial position or results, however it will significantly impact the Company’s disclosure requirements.

AASB 1027 “Earnings per Share” was revised in October 2000 and further amended in June 2001. It will be effective for WMC in 2002. This standard relates to disclosure. Adoption of this standard is not expected to have a significant impact on the Company’s financial position or results.

AASB 1012 “Foreign Currency Translation” was revised in November 2000. It will be effective for WMC in 2002. Adoption of this standard is not expected to have a significant impact on the Company’s financial position or results.

AASB 1028 “Employee Benefits” was revised in June 2001. It will be effective for WMC in 2003. Adoption of this standard is not expected to have a significant impact on the Company’s financial position or results.

AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets” was issued in October 2001. WMC has adopted the new standard from January 1, 2002. This standard was issued as a part of harmonisation with International Accounting Standards. It largely codifies existing Australian practice, except that dividends must only be provided for when they are declared, determined or publicly recommended before balance date. A note disclosure will also be required for any contingent assets. Adoption of this standard did not have a significant impact on the Company’s financial position or results, except that a provision will not be raised for any dividend declared after balance date but before directors’ adoption of the financial report. Any such declaration will be disclosed in the notes.

47.   EVENTS SUBSEQUENT TO BALANCE DATE
Sale of Long/Victor
On 28 June 2002 the company entered into an agreement to sell the Long/Victor mines at Kambalda. This transaction will be brought to account in the second half of 2002, following satisfactory completion of commercial obligations by the buyer.

Sale of controlling interest in Central Norseman Gold Corporation Limited
The shareholders of Central Norseman Gold Corporation Limited (‘CNGC’), of which WMC held a controlling interest of 50.48%, approved a proposed merger with Croesus Mining NL at a court ordered meeting on 11 January 2002. The merger effected by a Scheme of Arrangement was subsequently approved by the Supreme Court of Western Australia on 15 January 2002. Management of the Company passed from WMC Resources Ltd to Croesus on 18 January 2002.

WMC received 4 Croesus shares plus $2.03 cash for every 10 CNGC shares held. WMC has disposed its Croesus shares and this transaction resulted in total proceeds of $33.5 million and a pre-tax profit of $27.2 million, which has not been brought to account as at 31 December 2001.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

47.   EVENTS SUBSEQUENT TO BALANCE DATE (CONTINUED)

Proceeds from the close out of some interest rate swap hedge positions
In January 2002, WMC received proceeds in the amount of $71 million in relation to closing out its interest rate swap hedge positions. This transaction has not been brought to account as at 31 December 2001.

Demerger
In December 2002, WMC Resources acquired WMC Limited’s copper/uranium and fertilizer businesses, WMC Finance Ltd, WMC Finance (USA) Ltd, as well as other businesses not relating to AWAC for consideration equal to the fair value at the date of acquisition. Under Australian GAAP, the acquisition of these assets and businesses was effected at their fair value. Under US GAAP, assets and businesses transferred between entities under common control are accounted for at book value. Upon completion of these transactions, WMC Limited sold its interest in the minerals business through a demerger of WMC Resources Ltd. To consummate the demerger, WMC Limited effected a capital reduction and dividend to its shareholders in an amount equivalent to the value of WMC Resources after the internal transfers were completed. The entitlement of WMC Limited’s shareholders to the capital reduction and dividend was ultimately satisfied in the demerger through the distribution to WMC Limited’s shareholders of shares in WMC Resources on a one-for-one basis. Following the demerger, WMC Limited will change its name to Alumina Limited.

Option Plans / Stock Appreciation Plans
WMC has an employee stock option plan an employee stock appreciation plan, and an employee share purchase plan.
Options under the employee option plan were granted to employees with an exercise price equal to the weighted average sale price of WMC Limited shares on the ASX on the date of the grant. The options vested in one year from the grant date. On August 13, 2002 WMC announced a suspension of any future allotments under plan to senior executives.
The Stock Appreciation Plan (“SAP”) was designed to provide employees in countries outside of Australia with rights similar to those granted under the WMC option plan. These rights had a notional allotment price equal to the weighted average sale price of WMC Limited shares on the ASX on the trading date that the invitation to apply for the relevant right was extended. Upon redemption of the right by the holder prior to its expiry, the holder was entitled to a payment equal to any excess of the price of WMC Limited shares on the ASX on the trading date immediately before redemption, and the allotment price.
WMC additionally had issued partly paid shares to senior executives. All amounts owing on these partly paid shares were paid in April 2002 and consequently all of these shares became fully paid WMC Limited shares.
In order to preserve the economic rights of holders of options and SAP rights following the demerger, the following proposal will be put to a vote of shareholders of WMC in connection with the demerger.

Option Plan
•	An outstanding WMC Limited option becomes an option in Alumina Ltd, the continuing registrant from a legal and accounting perspective.
•
The option exercise price of the Alumina option is reduced based on the ratio of the volume-weighted average price of an Alumina share and a WMC Resources’ share over the first five trading days of the shares on the ASX after the listing date.

•
Each existing WMC Limited option holder receives one option in WMC Resources for each option held in WMC Limited. The exercise price of the WMC Resources’ option is based on the ratio of the volume-weighted average price of an Alumina share and a WMC Resources share over the first five trading days of the shares on the ASX after the listing date.

•	The aggregate exercise price of an Alumina option and a newly issued WMC Resources’ option will equal the total exercise price of the WMC Limited option before the demerger date.
•	All other terms (vesting period, expiration date) of the Alumina option and the newly issued WMC Resources’ option will be the same as the terms of the original WMC Limited option.

WMC LIMITED AND CONTROLLED ENTITIES
Notes to the Consolidated Financial Statements

47.   EVENTS SUBSEQUENT TO BALANCE DATE (CONTINUED)

Stock Appreciation Plan
•
Each WMC Limited SAP right becomes a SAP right in Alumina Ltd, the value of which will be based on the market price of the Alumina shares at the time of redemption. The notional allotment price was amended in a manner similar to that described above for the strike price of the employee options.

•	Holders of WMC Limited SAP rights received one WMC Resources SAP right for each WMC Limited SAP right held prior to the demerger.
•	The aggregate notional allotment prices of the Alumina Ltd and WMC Resources SAP rights will equal the notional allotment price of the WMC Limited SAP rights prior to the demerger.
•	The Alumina Ltd and WMC Resources SAP rights will lapse at the same time as the WMC Limited SAP would have lapsed.

Under Australian GAAP, WMC accounted for proceeds received on issuance of shares following the exercise of employee stock options by crediting paid in capital. Under US GAAP, WMC accounted for the stock option plan in accordance with APB 25, and accordingly no compensation expense was recorded as the options had no intrinsic value when issued.

SAP rights have been accounted for by WMC under Australian GAAP by recognizing compensation expense as awards are paid. SAP rights have been accounted for by WMC for US GAAP as variable plans in accordance with APB 25, and therefore compensation expense is recorded each period in an amount that results in the cumulative compensation expense recorded since issuance being equal to the intrinsic value of the option at that time.

WMC Ltd does not expect that the proposed modifications described above would result in a change in the manner in which the option plan or the SAP rights would be accounted for, however the final accounting treatment will depend on the exact terms and conditions of the plan as approved by shareholders.

WMC Ltd proposes to implement employee share option plans for employees other than senior management, and SAP rights plans for employees outside Australia. These plans, subject to shareholder approval are expected to have terms substantially consistent with those of WMC Ltd as described above, and to be accounted for in a similar manner.

WMC Ltd additionally proposes, subject to shareholder approval to implement an employee share purchase plan for senior staff. This plan would involve provision of share grants to senior staff based upon the performance of the company against a peer index of resource companies. Shares issued under this plan would be purchased on the market, on behalf of participants and all costs of these plans will are expected to be expensed as incurred.

Schedule II

WMC LIMITED
VALUATION AND QUALIFYING ACCOUNTS
(Millions of A$)

Description	Balance at beginning of year	Additions charged to costs and expenses		Charged to other accounts	Deductions	Balance at end of year
	Year ended 31 December, 2001
Future income tax benefit valuation allowance	149.8	(39.2	)(a)	—	—	110.6
Provision for doubtful debts	8.7	—		—	1.3	7.4
Provision for obsolescence and loss	12.0	4.0		—	2.3	13.7
Provision for diminution in value of investment	4.5	—		—	—	4.5

	175.0	(35.2)		—	3.6	136.2

	Year ended 31 December, 2000
Future income tax benefit valuation allowance	138.2	11.6	(a)	—	—	149.8
Provision for doubtful debts	6.9	1.8		—	—	8.7
Provision for obsolescence and loss	8.3	3.8		—	(0.1)	12.0
Provision for diminution in value of investment	2.9	1.6		—	—	4.5

	156.3	18.8		—	(0.1)	175.0

	Year ended 31 December, 1999
Future income tax benefit valuation allowance	153.8	(15.6	)(a)	—	—	138.2
Provision for doubtful debts	7.4	—		—	(0.5)	6.9
Provision for obsolescence and loss	13.4	1.0		—	(6.1)	8.3
Provision for diminution in value of investment	3.6	—		—	(0.7)	2.9

	178.2	(14.6)		—	(7.3)	156.3

(a)	Charged/(Credited) to income tax expense

Alcoa World Alumina
and Chemicals
Combined Financial Statements
December 31, 2001 and 2000

Report of Independent Accountants

To the Members of the Strategic Council of
Alcoa World Alumina and Chemicals (AWAC):

In our opinion, the accompanying combined balance sheets and the related combined statements of income, comprehensive income, members equity and cash flows present fairly, in all material respects, the financial position of Alcoa World Alumina and Chemicals at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. As discussed in Notes A and J to the combined financial statements, AWAC changed its method of accounting for derivatives in 2001.

/s/    PRICEWATERHOUSECOOPERS LLP

January 16, 2002

ALCOA WORLD ALUMINA AND CHEMICALS
Combined Balance Sheets
(in millions)

December 31	2001	2000
ASSETS
Current assets:
Cash and cash equivalents (A, F, and J)	$98.2	$118.1
Receivables from customers, less allowances of $1.0 in 2001 and $0.9 in 2000 (F)	347.8	405.3
Inventories (C)	366.6	306.7
Prepaid expenses and other current assets	77.4	112.3

Total current assets	890.0	942.4
Investments	71.8	71.7
Properties, plants and equipment (D)	1,881.5	2,088.7
Other assets and deferred charges	311.0	288.4

Total assets	$3,154.3	$3,391.2

LIABILITIES
Current liabilities:
Short-term borrowings (weighted average interest rate of 4.4% in 2001 and 5.7% in 2000) (J)	$116.4	$12.2
Accounts payable, trade (F)	269.4	281.6
Accrued compensation	65.6	72.5
Taxes, including taxes on income	127.0	180.6
Deferred income taxes (I)	16.4	25.0
Other current liabilities	167.8	52.3
Long-term debt due within one year (E and J)	1.6	1.7

Total current liabilities	764.2	625.9
Long-term debt, less amount due within one year (E and J)	3.9	4.1
Note payable to partner (E, F and J)	—	52.0
Accrued postretirement benefits (H)	64.6	70.0
Deferred alumina sales revenue (A)	203.7	211.9
Noncurrent liabilities and deferred credits	184.1	119.5
Deferred income taxes (I)	179.1	214.8

Total liabilities	1,399.6	1,298.2

MINORITY INTERESTS	5.4	5.6

Contingent liabilities (L)

MEMBERS’ EQUITY (N)
Enterprise Capital	1,749.3	2,087.4

Total liabilities and equity	$3,154.3	$3,391.2

The accompanying notes are an integral part of the combined financial statements.

ALCOA WORLD ALUMINA AND CHEMICALS
Combined Statements of Income, Comprehensive Income and Members’ Equity
(in millions)

For the year ended December 31	2001	2000

REVENUES
Sales	$2,050.8	$2,523.8
Sales to related parties (F)	1,070.7	1,100.1

	3,121.5	3,623.9

COSTS AND EXPENSES
Cost of goods sold	2,091.1	2,376.2
Selling, general administrative and other expenses	66.7	87.7
Provision for depreciation, depletion and amortization	163.9	174.9
Special items (P)	107.0	—
Interest expense	5.9	13.8
Other expense	5.4	33.3

	2,440.0	2,685.9

EARNINGS
Income before taxes on income	681.5	938.0
Provision for taxes on income (I)	272.7	317.6

Income from operations	408.8	620.4
Less minority interests’ share	0.9	1.6

NET INCOME	$407.9	$618.8

Other comprehensive loss:
Foreign currency translation adjustments	(65.7)	(192.4)
Change in minimum pension liability, net of $3.2 tax benefit	(8.0)	—
Unrecognized gains and losses on derivatives, net of $47.9 tax benefit:
Cumulative effect of accounting change (A)	(70.3)	—
Net change from periodic revaluations	(133.6)	—
Net amount reclassified to income	73.4	—

	(204.2)	(192.4)

COMPREHENSIVE INCOME	$203.7	$426.4

MEMBERS’ EQUITY
Balance at the beginning of the year	$2,087.4	$2,098.1
Net income	407.9	618.8
Dividends paid and return of capital to partners	(541.8)	(437.1)
Other comprehensive loss	(204.2)	(192.4)

Balance at the end of the year (N)	$1,749.3	$2,087.4

The accompanying notes are an integral part of the combined financial statements.

ALCOA WORLD ALUMINA AND CHEMICALS
Combined Statements of Cash Flows
(in millions)

For the year ended December 31	2001	2000

CASH FROM OPERATIONS
Net income	$407.9	$618.8
Adjustments to reconcile net income to cash from operations:
Depreciation, depletion and amortization	163.9	174.9
Equity earnings net of dividends	—	(0.8)
Noncash special items	80.0	—
Change in deferred income taxes	19.1	18.1
Minority interests	0.9	1.6
Changes in assets and liabilities, excluding effects of acquisitions and divestitures:
Reduction (increase) in receivables	46.9	(86.6)
Increase in inventories	(72.0)	(9.9)
Reduction in prepaid expenses and other current assets	39.4	11.5
(Reduction) increase in accounts payable and accrued expenses	(23.1)	59.8
(Reduction) increase in taxes, including taxes on income	(43.8)	100.4
Net change in noncurrent assets and liabilities	(44.5)	(41.8)

Cash from operations	574.7	846.0

FINANCING ACTIVITIES
Net changes in short-term borrowing	104.9	(38.6)
Additions to long-term debt	2,092.0	3,705.4
Payments on long-term debt	(2,136.8)	(3,860.4)
Additions to minority interests	0.5	—
Dividends paid and return of capital to partners	(541.8)	(437.1)
Dividends paid to minority interests	(0.4)	(0.2)

Cash used for financing activities	(481.6)	(630.9)

INVESTING ACTIVITIES
Capital expenditures	(111.5)	(139.9)
Acquisition of subsidiaries, net of cash acquired	—	(99.3)

Cash used for investing activities	(111.5)	(239.2)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(1.5)	(2.2)

Net change in cash and cash equivalents	(19.9)	(26.3)
Cash and cash equivalents at beginning of year	118.1	144.4

Cash and cash equivalents at end of year	$98.2	$118.1

The accompanying notes are an integral part of the combined financial statements.

ALCOA WORLD ALUMINA AND CHEMICALS
NOTES TO COMBINED FINANCIAL STATEMENTS
(dollars in millions)

A.     Summary of Significant Accounting Policies

Principles of Combination - The combined financial statements of Alcoa World Alumina and Chemicals (AWAC) have been prepared pursuant to a Formation Agreement dated December 21, 1994 between Alcoa Inc. (Alcoa) and WMC Limited of Melbourne, Australia (WMC). The amounts presented within AWAC are stated at Alcoa’s historical cost. All transactions between entities included in the combined financial statements have been eliminated. Investments in other entities are accounted for principally on an equity basis.

The combined financial statements are prepared in conformity with generally accepted accounting principles and require management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates upon subsequent resolution of some matters.

Cash and Cash Equivalents - AWAC considers all highly liquid securities with a maturity of three months or less when purchased to be cash equivalents.

Inventory Valuation - Inventories are carried at the lower of cost or market, with cost for a substantial portion of U.S. inventories determined under the last-in, first-out (LIFO) method. The cost of other inventories is principally determined under the average cost method.

Revenue Recognition - In 2000, AWAC changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) 101, “Revenue Recognition in Financial Statements.” Effective January 1, 2000, AWAC recognizes revenue upon the passage of title, ownership and risk of loss to the customer. The cumulative effect of the change on prior years results was not material.

Deferred Alumina Sales Revenue - In 1997, AWAC entered into a long-term alumina supply agreement. A prepayment of $240 related to the agreement is being amortized over the life of the contract based on the tonnage shipped.

Properties, Plants and Equipment - Properties, plants and equipment are recorded at cost. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets, averaging 33 years for structures, and between 5 and 25 years for machinery and equipment. Profits or losses from the sale of assets are included in other income. Repairs and maintenance are charged to expense as incurred. Interest related to construction of qualifying assets is capitalized as part of construction costs. Depletion is taken over the periods the estimated mineral reserves are extracted.

Environmental Expenditures - Expenditures for current operations are expensed or capitalized, as appropriate. Expenditures relating to existing conditions caused by past operations, and which do not contribute to future revenues, are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability may include elements of costs such as site investigations, consultants’ fees, feasibility studies, outside contractor expenses and monitoring expenses. Estimates are not discounted or reduced by potential claims for recovery. Claims for recovery are recognized when received. The estimates also include costs related to other potentially responsible parties to the extent AWAC has reason to believe such parties will not fully pay their proportional share. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity, and other factors that may be relevant, including changes in technology or regulations. See Note M for additional information.

Foreign Currency - The local currency is the functional currency for AWAC’s operations outside the U.S., except in Brazil, Jamaica and Suriname, which use the U.S. dollar. The determination of the functional currency in these countries is made based on the appropriate economic and management indicators.

Derivatives and Hedging - Effective January 1, 2001, AWAC adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS Nos. 137 and 138. The fair values of all outstanding derivative instruments are recorded on the balance sheet in other current and noncurrent assets and liabilities at December 31, 2001. The transition adjustment on January 1, 2001 resulted in a net charge of $70.3 (after tax and minority interests), which was recorded in other comprehensive income. See Note J for additional information.

Derivatives are held as part of a formally documented risk management (hedging) program. AWAC’s hedging activities are subject to the management direction and control of the Alcoa Strategic Risk Management Committee (SRMC). SRMC is composed of the Alcoa chief executive officer, the Alcoa chief financial officer and other Alcoa officers and employees that the Alcoa chief executive officer may select from time to time. All derivatives are straightforward and are held for purposes other than trading. AWAC measures hedge effectiveness by formally assessing, at least quarterly, the historical and probable future high correlation of changes in the fair value or expected future cash flows of the hedged item. The ineffective portions are recorded in other income or expense in the current period. To the extent that AWAC uses options contracts as hedging instruments, effectiveness is assessed based on changes in the intrinsic value of the option. If the hedging relationship ceases to be highly effective or it becomes probable that an expected transaction will no longer occur, gains or losses on the derivative are recorded in other income or expense.

Changes in the fair value of derivatives are recorded in current earnings along with the change in the fair value of the underlying hedged item if the derivative is designated as a fair value hedge or in other comprehensive income if the derivative is designated as a cash flow hedge. If no hedging relationship is designated, the derivative is marked to market through earnings.

Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

Prior to the adoption of SFAS No. 133, gains and losses related to transactions that qualified for hedge accounting, were deferred and reflected in earnings when the underlying physical transactions took place.

Exploration Costs - Exploration costs are generally deferred and amortized over the period during which the resources are extracted on either a time or production basis. Applicable exploration costs are charged to expense in the year any program is abandoned.

Amortization of Intangibles - The excess of purchase price over net tangible assets of businesses acquired is reported as goodwill in the combined balance sheet. Intangibles have been amortized on a straight-line basis over not more than 40 years. The carrying value of intangibles have been evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying businesses. Adjustments are made if the sum of expected future net cash flows is less than book value. See the recently adopted accounting standards regarding the accounting for goodwill and intangible assets effective January 1, 2002.

Income Taxes - AWAC consists of a variety of different tax-paying legal entities. Income taxes are accrued and recorded on the financial statements of entities within AWAC except for entities that are limited liability companies (LLC). LLC income is taxable to the members that hold the LLC interest (for U.S. federal and most state income tax purposes). Therefore, current and deferred U.S. and most state tax assets and liabilities of the LLC’s are recorded in the financial statements of the members and, thus, are not reflected in AWAC’s financial statements.

Stock-Based Compensation - AWAC accounts for stock-based compensation in accordance with the provisions of APB Opinion No. 25 “Accounting for Stock Issued to Employees,” and related interpretations rather than Statement of Financial Accounting Standards (SFAS) No. 123 “Accounting for Stock-Based Compensation.” Accordingly, compensation cost is not required to be recognized on options granted. If compensation cost had been recognized for options granted in 2001 and 2000 under the provisions of SFAS No. 123, the Company’s net income would not have been materially different.

Recently Adopted Accounting Standards – AWAC adopted SFAS No. 141, “Business Combinations” for all business combinations after June 30, 2001. This standard requires that all business combinations be accounted for using the purchase method and it further clarifies the criteria for recognition of intangible assets separately from goodwill. Since June 30, 2001, there have been no business combinations.

Effective January 1, 2002, AWAC will adopt SFAS No. 142, “Goodwill and Other Intangible Assets” for existing goodwill and other intangible assets. This standard eliminates the amortization of goodwill and intangible assets with indefinite useful lives and requires annual testing for impairment. This standard requires the assignment of assets acquired and liabilities assumed including goodwill to reporting units for purposes of goodwill impairment testing. Under the provisions of this standard, any impairment of goodwill as well as the unamortized balance of negative goodwill will be written off and recognized as a cumulative effect of a change in accounting principle effective January 1, 2002. AWAC is currently evaluating the cumulative effect and ongoing impact of SFAS No. 142 on the combined financial statements.

Effective January 1, 2002, AWAC will adopt SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement supersedes or amends existing accounting literature related to the impairment and disposal of long-lived assets. Management is currently developing a plan to apply the provisions of this standard to its operations on an ongoing basis.

Recently Issued Accounting Standards - In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement establishes standards for accounting for obligations associated with the retirement of tangible long-lived assets. The standard is required to be adopted by Alcoa beginning on January 1, 2003. Management is currently assessing the details of the standard and is preparing a plan of implementation.

Reclassification – Certain amounts in the prior year financial statements were reclassified to conform to fiscal year 2001 presentations.

B.    Nature of Operations

In December 1994 and January 1995, Alcoa and WMC entered into a multi-step transaction to restructure and combine the ownership of their respective worldwide bauxite, alumina and alumina-based chemicals businesses and investments into a group of companies known collectively as AWAC. AWAC is owned 60% by Alcoa and 40% by WMC, except that WMC’s ownership interest in Alcoa of Australia (AofA) equals 39.25%.

Primarily all bauxite mined by AWAC entities is refined into alumina by AWAC through a chemical process. The alumina is then further processed into alumina-based chemicals or is sold to customers to be smelted into primary aluminum. Approximately 42% and 43% of AWAC’s alumina sales in 2001 and 2000, respectively, were to Alcoa. AWAC sells alumina-based chemicals to customers in a broad spectrum of industries for use in refractories, ceramics, abrasives, chemical processing and other specialty applications. In addition, AofA, the largest entity within AWAC, operates integrated aluminum facilities in Australia including mining, refining and smelting operations. Approximately 78% of AofA’s 2001 revenues of $1,792 were derived from alumina, and the balance was derived principally from primary aluminum.

AWAC consists of the following entities within the noted worldwide markets:

1.
Two LLC’s, which hold all of Alcoa’s and WMC’s bauxite, alumina and industrial chemicals operations in Guinea, India, Japan, Singapore and the U.S.; all of Alcoa’s bauxite and alumina operations in Jamaica; the bauxite and alumina operations in St. Croix; and the majority of Alcoa’s bauxite and alumina shipping operations.

2.	AofA, including its aluminum smelting operations.

3.
All of Alcoa’s and WMC’s interest in Alcoa Chemie GmbH, Alcoa Chemie Nederland, and Alumina Espanola S.A. which represent all of Alcoa’s and WMC’s alumina-based chemicals businesses located in Germany, the Netherlands and Spain. Alcoa Moerdijk was sold during 2001. The results of its operations are included in the combined financial statements through the date of the sale. The sale of Alcoa Moerdijk did not have a material impact on the results of operations during 2001.

4.
Abalco, S.A. (Abalco), an entity formed in Brazil to hold 35% of Alcoa Aluminio’s (Aluminio) interest in the Alumar alumina refinery (Alumar) and 35% of Aluminio’s interest in Mineracao Rio do Norte S.A. (MRN), a bauxite mine that supplies bauxite to the Alumar refinery. The 35% interest is the estimated capacity necessary to fulfill Aluminio’s export alumina sales.

The following summarizes the concentrations of sales and net assets by major geographic region.

December 31	2001	2000

Sales

Australia	$1,662.1	$1,958.4
U.S.	1,103.9	1,262.1
Other	355.5	403.4

Total sales	$3,121.5	$3,623.9

Net assets

Australia	$1,071.6	$1,155.0
U.S.	470.0	615.0
Other	213.1	323.0

Total net assets	$1,754.7	$2,093.0

C.    Inventories

December 31	2001	2000
Finished goods	$16.0	$22.6
Work-in-process	33.0	17.2
Bauxite and alumina*	149.1	128.3
Purchased raw materials	104.4	60.4
Operating supplies	64.1	78.2

	$366.6	$306.7

* Consists of 33% and 31% in the raw material state, 28% and 34% in work-in-process and 39% and 35% in finished goods at December 31, 2001 and 2000, respectively.

Approximately 17% and 20% of total inventories at December 31, 2001 and 2000, respectively, were valued on a LIFO basis. If valued on an average cost basis, total inventories would have been $61.0 and $55.3 higher at the end of 2001 and 2000, respectively.

D.    Properties, Plants and Equipment, at Cost

December 31	2001	2000
Land and land rights, including mines	$78.7	$73.8
Structures	1,310.2	1,340.9
Machinery and equipment	2,962.3	3,079.4

	4,351.2	4,494.1
Less, accumulated depreciation and depletion	2,576.7	2,529.5

	1,774.5	1,964.6
Construction work in progress	107.0	124.1

	$1,881.5	$2,088.7

E.    Long-term Debt and Note Payable to Partner

December 31	2001	2000
Alcoa Inc., variable rate (6.4% average rate in 2000)	$—	$52.0
Other, principally mortgages	5.5	5.8

	5.5	57.8
Less, amount due within one year	1.6	1.7

Long-term debt	$3.9	$56.1

Long-term debt matures as follows: $1.6 in 2002, $3.7 in 2003, $.1 in 2004 and $.1 in 2005.

In 1999, Alcoa and AofA entered into a loan agreement whereby Alcoa agrees to lend to AofA amounts up to $700.0. Amounts outstanding under this arrangement were $52.0 at December 31, 2000. This agreement expires on July 23, 2003 when all amounts outstanding, including interest, will become due.

In 1998, Alcoa entered into a $2.0 billion revolving credit facility which expires in equal amounts in August 2000 and August 2003. At December 31, 2001 and 2000 AofA’s portion of these agreements totals $250 million. Under this agreement, certain levels of consolidated net worth must be maintained while commercial paper balances are outstanding. No amounts were outstanding under this agreement at December 31, 2001 and 2000.

F.    Related Party Transactions

AWAC is controlled by its majority owner, Alcoa. AWAC receives related party sales revenues for alumina and chemical products sold to:

	2001	2000
Alcoa	$812.7	$843.8
Kaal *	130.2	147.5
Other	127.8	108.8

	$1,070.7	$1,100.1

* A 50/50 joint venture between Alcoa and Kobe Steel, Ltd. of Japan.

The terms for all transactions and agreements between related parties and AWAC are established by negotiation between the parties.

During 2000, Alcoa acquired Reynolds Metals Company (Reynolds) and Cordant Technologies (Cordant). All sales by AWAC to former Reynolds and Cordant entities since the date of this acquisition are included in sales to related parties.

Certain entities within AWAC have entered into contractual agreements with Alcoa for employee services (principally related to employees of the U.S. operations), an administrative services agreement, a commodity and foreign exchange hedging agreement and an alumina sales agreement. Total costs incurred by AWAC for these agreements were approximately $118.1 in 2001 and $135.4 in 2000. AWAC also has a long-term bauxite purchase agreement with a partially-owned entity. Total purchases under this agreement were approximately $97.8 and $95.5 during 2001 and 2000 respectively.

In 1998, AWAC entered into a loan agreement with Alcoa whereby Alcoa may borrow funds from AWAC in various installments or “draw downs.” Each individual “draw down” has its own maturity not to exceed 60 days, and bears interest at the rate for deposits in US dollars as determined by the British Bankers Association on the day of the borrowing. Because of the short-term nature of this agreement, the outstanding amounts of $57.0 and $72.5 as of December 31, 2001 and 2000, respectively, have been included in cash and equivalents on the balance sheet.

AWAC entered into a similar arrangement with Inespal, a wholly-owned subsidiary of Alcoa, in 1999. Loans made by AWAC under this agreement may be repaid at any time but have a maturity of one year. Because this agreement is less liquid than the agreement between AWAC and Alcoa, the net amount of loans receivable at December 31, 2001 and 2000 were $5.6 and $53.7, respectively, is included in other current assets.

Receivables from Alcoa, included in receivables from customers, totaled $113.2 and $75.1 as of December 31, 2001 and 2000, respectively, while trade accounts payable to Alcoa totaled $46.9 and $21.7 for the respective periods. Short-term borrowings include $90.1 as of December 31, 2001 that was due to Alcoa. There were no short-term borrowings due to Alcoa as of December 31, 2000. AofA also had a receivable from Kaal of $65.2 and $73.4 as of December 31, 2001 and 2000, respectively.

As discussed in Note E, in 1999 AofA and Alcoa entered into a loan agreement whereby AofA can borrow up to $700.0 from Alcoa.

In 2001 and 2000, AWAC paid $14.6 and $37.5, respectively for stock option exercises under Alcoa’s Long Term Stock Incentive Plan. These amounts were reflected as a dividend paid to partners, net of a tax benefit of $5.1 in 2001 and $13.1 in 2000.

G.	Lease Expense

Certain equipment, warehousing, office space and non-cancelable lease obligations are under operating lease agreements. Total expense for all leases was $35.8 in 2001 and $35.5 in 2000. Under long-term leases, minimum annual rentals are $20.9 in 2002, $13.2 in 2003, $9.3 in 2004, $7.7 in 2005, $5.8 in 2006 and a total of $29.6 for 2007 and thereafter.

H.    Pension Plans and Other Postretirement Benefits

Entities within AWAC maintain pension plans covering certain non-U.S. employees. Pension benefits generally depend upon length of service, job grade or remuneration and certain other benefits. Substantially all benefits are paid through pension trusts that are sufficiently funded to ensure that all plans have adequate funds to pay benefits to retirees as they become due.

Entities within AWAC maintain health care and life insurance benefit plans covering certain non-U.S. retired employees. Generally, the medical plans are unfunded and pay a stated percentage of medical expenses reduced by other coverages. Life benefits are generally provided by insurance contracts. The entities retain the right, subject to existing agreements, to change or eliminate these benefits.

The table below reflects the status of AWAC’s pension and postretirement benefit plans.

	Pension benefits		Postretirement benefits
December 31	2001	2000	2001	2000
Change in benefit obligation
Benefit obligation at beginning of year	$475.3	$486.4	$36.8	$42.1
Service cost	27.1	28.2	0.2	0.3
Interest cost	25.7	26.5	1.9	2.3
Employee Transfer	—	2.1	—	—
Amendments	6.9	4.1	—	1.4
Actuarial (gains) losses	(32.4)	10.0	(4.3)	(8.4)
Benefits paid	(27.9)	(32.3)	(0.9)	(0.9)
Exchange rate	(28.9)	(49.7)	—	—

Benefit obligation at end of year	$445.8	$475.3	$33.7	$36.8

Change in plan assets
Fair value of plan assets at beginning of year	$570.6	$572.0	—	—
Actual return on plan assets	15.4	47.5	—	—
Employee Transfer	—	2.1	—	—
Employer contributions	13.4	19.8	—	—
Plan participants’ contributions	9.5	6.2	—	—
Benefits paid	(27.7)	(28.0)	—	—
Transfer to defined contribution plan	(49.2)	—	—	—
Exchange rate	(27.8)	(49.0)	—	—

Fair value of plan assets at end of year	$504.2	$570.6	$—	$—

Funded status	$58.4	$95.3	$(33.7)	$(36.8)

Unrecognized net actuarial gain	(33.6)	(81.4)	(37.3)	(37.7)
Unrecognized net prior service cost	12.6	7.7	2.8	4.5
Unrecognized transition asset	—	(1.8)	—	—

Net amount recognized	$37.4	$19.8	$(68.2)	$(70.0)

Amount recognized in the balance sheet consists of
Prepaid benefit	$42.2	$30.2	$—	$—
Accrued benefit liability	(20.0)	(10.4)	(68.2)	(70.0)
Accumulated other comprehensive loss	11.2	—	—	—
Intangible asset	4.0	—	—	—

Net amount recognized	$37.4	$19.8	$(68.2)	$(70.0)

The aggregate benefit obligation and fair value of plan assets for the pension plan with benefit obligations in excess of plan assets were $275.9 and $249.0, respectively, as of December 31, 2001 and $322.5 and $306.0, respectively, as of December 31, 2000. The aggregate pension accumulated benefit obligation and fair value of plan assets with accumulated benefit obligations in excess of plan assets were $268.9 and $249.0, respectively, as of December 31, 2001 and $315.3 and $306.0, respectively, at December 31, 2000.

	Pension benefits		Postretirement benefits
December 31	2001	2000	2001	2000
Components of net periodic benefit costs
Service cost	$27.1	$28.2	$0.2	$0.3
Interest cost	25.7	26.5	1.9	2.3
Expected return on plan assets	(43.2)	(40.7)	—	—
Amortization of prior service cost	1.4	1.5	0.7	0.7
Recognized actuarial gains	(3.2)	(1.5)	(3.3)	(2.6)
Amortization of transition asset	(1.8)	(2.1)	—	—
Plan participants’ contributions	(6.0)	(6.2)	—	—

Net periodic benefit costs	$—	$5.7	$(0.5)	$0.7

Weighted average assumptions used in the accounting of AWAC’s Plans are as follows:

	Pension benefits		Postretirement benefits
December 31	2001	2000	2001	2000
Weighted average assumptions as of December 31:
Discount rate	5.75%	5.9%	7.25%	7.75%
Expected long-term return on plan assets	8.5%	8.25%	—	—
Rate of compensation increase	4.67%	4.0%	5.0%	5.0%

For measurements purposes, a 9.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.0% in 2006 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

	1% Point Increase	1% Point Decrease
Effect on total of service and interest cost components	$0.3	$(0.3)
Effect on post retirement benefit obligations	4.3	(3.5)

AWAC also sponsors a number of defined contribution pension plans. Expenses relating to these plans were $4.3 in 2001 and $2.4 in 2000.

I.     Income Taxes

The combined financial statements of AWAC contain taxes for a variety of different tax-paying legal entities. Income taxes are accrued and recorded on the financial statements for all entities in AWAC except where the organizational structure involves an LLC. LLC income is taxable to the corporate members who hold the LLC interests (for U.S. federal and most state income tax purposes).

The components of income before taxes on income were:

	2001	2000
U.S.	$(139.3)	$8.8
Foreign	820.8	929.2

	$681.5	$938.0

The provision for taxes on income consisted of:

Current	2001	2000
U. S. federal	$(1.3)	$3.5
Foreign	254.9	296.0

	253.6	299.5

Deferred
U.S. federal	(4.9)	(3.6)
Foreign	24.0	21.7

	19.1	18.1

Total	$272.7	$317.6

Reconciliation of the U.S. federal statutory rate to the effective rate follows.

	2001	2000
U.S. federal statutory rate	35.0%	35.0%
Loss (income) not taxed to AWAC	8.8	0.8
Taxes on foreign income	(4.3)	(1.9)
Other	0.5	—

Effective tax rate	40.0%	33.9%

The components of net deferred tax assets and liabilities at December 31 follow.

	2001		2000
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Depreciation	—	$154.8	—	$164.6
Employee benefits	$30.0	—	$30.2	—
Loss provisions	11.5	—	11.8	—
Deferred income\expense	11.4	46.0	14.9	25.4
Tax loss carryforward	27.8	—	20.5	—
Derivatives and Hedging	47.9	—	—	—
Other	15.8	26.1	15.0	27.2

	144.4	226.9	92.4	217.2
Valuation allowance	(15.1)	—	(20.4)	—

	$129.3	$226.9	$72.0	$217.2

Of the total loss carryforward benefits, $2.4 expires over the next 10 years, $24.0 over the next 20 years and $1.4 is unlimited. The valuation allowance principally relates to certain tax loss carryforwards because utilization of these losses is doubtful at this time.

J.     Derivatives and Other Financial Instruments

The carrying values and fair values of AWAC’s financial instruments at December 31 follow.

	2001		2000
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$98.2	$98.2	$118.1	$118.1
Notes receivable	5.6	5.6	53.7	53.7
Short-term debt	116.4	116.4	12.2	12.2
Long-term debt	5.5	5.5	57.8	57.8

The methods used to estimate the fair value of certain financial instruments follow.

Cash and Cash Equivalents, Notes Receivable, and Short-Term Debt. The carrying amount approximates fair value because of the short maturity of the instruments.

Long-Term Debt – The fair value is based on interest rates that are currently available to Alcoa for issuance of debt with similar terms and remaining maturities.

AWAC holds or purchases derivative financial instruments, principally foreign exchange contracts, for purposes other than trading. Details of the fair values of the significant instruments follow.

December 31	2001	2000
Foreign currency	$(154.0)	$(127.6)
Other commodities	(5.7)	19.4

Cash Flow Hedges

Currencies. AWAC is subject to exposure from fluctuations in foreign currencies. Foreign currency exchange contracts are used to hedge the variability in cash flows from the forecasted payment or receipt of currencies other than the functional currency. AWAC’s foreign currency contracts were principally used to purchase Australian dollars. The U.S. dollar notional amount of all foreign currency contracts was $1,075.7 and $1,848.2 as of December 31, 2001 and 2000, respectively.

Commodities. AWAC may elect to sell forward a portion of its anticipated alumina production. In addition, AWAC anticipates the continued requirement to purchase other commodities such as natural gas, fuel oil and electricity for its operations. AWAC enters into futures and options contracts to reduce volatility in the price of these commodities.

For these cash flow hedge transactions, the fair values of the derivatives are recorded on the balance sheet. The effective portion of the changes in the fair values of these derivatives are recorded in other comprehensive income and are reclassified to sales or cost of goods sold in the period in which earnings are impacted by the hedged items or in the period that the transaction no longer qualifies as a cash flow hedge. There were no transactions that ceased to qualify as a cash flow hedge in 2001. These contracts cover periods commensurate with known or expected exposures, generally within three years. Assuming market rates remain constant with the rates at December 31, 2001, $94.5 of the $130.5 loss included in other comprehensive income is expected to be recognized in earnings over the next twelve months.

Other – AWAC also enters into foreign currency contracts that do not qualify as a fair value, cash flow or net investment hedge. These contracts hedge the variability in cash flows from the payment or receipt of currencies other than the functional currency for certain foreign currency denominated assets and liabilities or for certain forecasted transactions that do not qualify as hedged items. These contracts were not material at December 31, 2001 or 2000.

AWAC is exposed to credit loss in the event of nonperformance by counterparties on the above instruments as well as credit or performance risk with respect to its customers or suppliers for the underlying hedged transactions. Although non-performance is possible, AWAC does not anticipate nonperformance by any of these parties. Futures and options contracts are with creditworthy counterparties and are further supported by cash, treasury bills or irrevocable letters of credit issued by carefully chosen banks. In addition, various master netting arrangements are in place with counterparties to facilitate settlement of gains and losses on these contracts.

For further information on AWAC’s hedging and derivative activities, see Note A.

K.     Cash Flow Information

Cash payments for interest and taxes follow.

December 31	2001	2000
Interest	$5.9	$2.5
Income taxes	264.4	174.4

	$270.3	$176.9

L.     Contingent Liabilities

AofA is party to a number of natural gas and electricity contracts that expire between 2001 and 2022. Under these take-or-pay contracts, AofA is obligated to pay for a minimum amount of natural gas or electricity even if these commodities are not required for operations. Commitments related to these contracts total $176.0 in 2002, $179.5 in 2003, $185.5 in 2004, $178.0 in 2005, $154.5 in 2006 and $2,242.9 thereafter. Amounts paid under these agreements were $178.6 and $187.5 for the years ended December 31, 2001 and 2000, respectively.

During 2001, AWAC entered into a ten year agreement with a vendor to provide process control hardware and software at a ten year cost of approximately $146.

Various lawsuits and claims and proceedings have been or may be instituted or asserted against entities within AWAC, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot be determined now because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies. However, based on currently available facts, management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on AWAC’s financial position.

Pursuant to the terms of the Formation Agreement, Alcoa and WMC have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement) as well as for certain other pre-formation liabilities, such as existing environmental conditions, to the extent of their pre-formation ownership of the company or asset with which the liability is associated.

M.     Environmental

AWAC continues to participate in environmental assessments and cleanups at a number of locations, including operating facilities. A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated. As assessments and cleanups proceed, the liability is adjusted based on progress in determining the extent of remedial actions and related costs and damages. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements and technological changes.

N.     Members’ Equity

AWAC’s enterprise capital represents the excess of AWAC’s assets over liabilities and minority interest. The components of enterprise capital consist of common stock, participants’ equity, additional capital, accumulated other comprehensive loss and retained earnings. For detail by entity, see Appendix I.

The components of accumulated other comprehensive loss included in Members’ Equity were as follows:

December 31	2001	2000
Cumulative foreign currency translation adjustment	$(704.5)	$(638.8)
Additional minimum pension liability, net of tax	(8.0)	—
Unrealized losses on derivatives, net of tax	(130.5)	—

	$(843.0)	$(638.8)

O.     Acquisitions

In May of 2000, AWAC acquired a controlling interest in Eastern Aluminum Limited (Eastern), a company in which AWAC previously held a 10.7% ownership interest. Beginning in May 2000, Eastern, which had been accounted for as a cost method investee, was consolidated into AWAC. By October of 2000, AWAC had acquired the remaining ownership interest in Eastern. The purchase price of this acquisition totaled approximately $95, net of cash received of $7. Pro forma results, assuming the acquisition was made at the beginning of the year, would not have been materially different from the results reported.

P.     Special Items

During 2001, AWAC recorded charges of $107.0 ($64.2 after tax ) as a result of a restructuring plan. AWAC completed a strategic review aimed at optimizing and aligning its manufacturing systems with customer needs, while positioning AWAC for stronger profitability. These charges consisted of asset write-downs ($86.2 pretax) and employee termination and severance costs ($20.8 pretax) related to workforce reductions of approximately 400 employees. These actions included the shutdown of four facilities. AWAC expects to complete these actions by the end of 2002.

Pretax restructuring charges consisted of:

	Asset Write- Downs	Employee Termination and Severance Costs	Total
2001:
Total Restructuring Charges	$86.2	$20.8	$107.0
Cash Payments	(6.2)	(20.8)	(27.0)
Noncash charges	(66.1)	—	(66.1)

Reserve balance at December 31, 2001	$13.9	$—	$13.9

Asset write-downs of $86.2 were primarily recorded as a direct result of AWAC’s decision to close certain facilities. The asset write-downs consisted primarily of structures and machinery and equipment. These assets will be sold, vacated or demolished by the end of 2002. The remaining carrying amount of these assets was not material at December 31, 2001. The results of operations related to these assets were not material.

Employee termination and severance costs of $20.8 were recorded as management implemented workforce reductions of approximately 400 hourly and salaried employees. These workforce reductions primarily consisted of a combination of early retirement incentives and involuntary severance programs. As of December 31, 2001, approximately 270 employees had been terminated. Under the contractual agreements with Alcoa for employee services, cash payments of $20.8 were made to Alcoa representing the cost of employee severance and termination benefits. As of December 31, 2001, $4.5 was payable from Alcoa to the remaining 130 employees who have yet to be terminated.