Form 20-F
period 2002-12-31
ALUMINA LTD
filed 2003-06-26
CIK 857071

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-10375

ALUMINA LIMITED

Australian Business Number 85 004 820 419

(Exact name of Registrant as specified in its charter)

COMMONWEALTH OF AUSTRALIA

(Jurisdiction of incorporation or organisation)

Level 12, IBM Centre, 60 City Road, Southbank, Victoria 3006, Australia

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each exchange on which registered
Ordinary Shares(1)	New York Stock Exchange
American Depositary Shares(2)	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Shares outstanding :
Fully Paid Ordinary Shares.	1,128,333,747

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item  18  ☒

(1)	Not for trading but only in connection with the listing of the American Depositary Shares.
(2)	Evidenced by American Depositary Receipts, each American Depositary Share representing four fully paid Ordinary Shares.

2002 FORM 20-F

2002 FORM 20-F

THE DEMERGER

On December 11, 2002, Alumina Limited (formerly known as WMC Limited) demerged its interest in the Alcoa World Alumina and Chemicals venture (“AWAC”) from its nickel, copper/uranium and fertilizer businesses and exploration and development interests. The demerger was effected through an Australian court-approved scheme of arrangement and associated capital reduction and dividend distribution. As a result of the demerger, Alumina Limited (“Alumina”) holds the interest in AWAC and WMC Resources Ltd, which prior to the demerger was a wholly owned subsidiary of WMC Limited, holds the nickel, copper/uranium and fertilizer businesses and exploration and development interests previously held within the WMC Limited group.

FORWARD LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements, including statements regarding (i) certain plans, strategies and objectives of management, (ii) scheduled closure of certain operations or facilities, (iii) anticipated production or construction commencement dates, (iv) expected costs or production output, and (v) the anticipated productive lives of projects and mines and (vi) estimates of expected dividends to be received from AWAC. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Alumina, which may cause actual results to differ materially from those expressed in the statements contained in this Annual Report.

For example, the amount of any future dividends received from the AWAC joint venture will be dependent in part on the future revenues from AWAC’s operations, described in this Annual Report which in turn are based in part on the market price of the products and metals produced, which may vary significantly from current levels. Such variations, if materially adverse, may impact the timing or feasibility of the development of a particular project or the expansion of certain facilities. Other factors that may affect actual construction or production commencement dates, costs or production output and anticipated lives of operations or facilities of AWAC include the ability of AWAC to profitably produce and transport its products or metals to applicable markets, the impact of foreign currency exchange rates on the market prices of the products or metals produced and activities of governmental authorities in certain countries where such facilities are being operated including increases in taxes, changes in environmental and other regulations, and political uncertainty. Alumina can give no assurances that the actual production or commencement dates, cost or production output, revenue, or anticipated lives of the facilities discussed herein will not differ materially from the statements contained in this Annual Report.

2002 FORM 20-F

DEFINITIONS

“ADR” means an American Depositing Receipt evidencing one or more ADSs.

“ADS” means an American Depository Share.

“Alumina Limited” is the registrant, formerly named WMC Limited.

“ASX” means the Australian Stock Exchange.

“AWAC” refers to the Alcoa World Alumina and Chemicals venture in which Alumina Limited holds a 40% interest.

“Bauxite” is an aluminium rich rock, the principal ore of aluminium.

“Cash Flow Hedge” means a contract which hedges an exposure to changes in cash flows from an expected future transaction related to a forecast purchase or sale or an existing asset or liability.

“Commissioned” means the bringing into operation of plant and/or equipment at a rate approximating its design capacity.

“Company” means Alumina Limited at level 12, IBM Centre, 60 City Road, Southbank, Victoria 3006, Australia.

“Consolidated” means the consolidation of entities controlled by Alumina Limited together with the equity method consolidation of jointly controlled corporate entities or of corporate entities over which it exerts significant influence but not control. Unincorporated joint ventures are accounted for using the equity method.

“Counterparty Credit Risk” means the risk of financial loss arising out of holding a particular contract or portfolio of contracts as a result of one or more parties to the relevant contract(s) failing to fulfil its financial obligations under the contract.

“Cross-Currency Swap” means the exchange of cash flows in one currency for those in another, often requiring an exchange of principal.

“Currency Forward” means an agreement to exchange a specified amount of one currency for another at a future date at a certain rate.

“Demerger” means the demerger of WMC Limited’s (Alumina Limited’s) interest in non-AWAC operating businesses pursuant to an Australian scheme of arrangement and associated capital reduction and dividend distribution.

“Depositary” means The Bank of New York Company, Inc., 101 Barclay Street, New York, NY 10286.

“Derivative” means an instrument or product whose value changes with changes in one or more underlying market variables such as equity or commodity prices, interest rates or foreign exchange rates. Basic derivatives include forwards, futures, swaps, options, warrants and convertible bonds.

“Fair Value” means, in the context of commodity, currency and interest rates, the current market value (mark-to-market) of financial positions.

“Fair Value Hedge” means a contract which hedges an exposure to the change in fair value of a recognized asset, liability or an unrecognized firm commitment (or a part thereof) attributable to a particular risk.

“Foreign Currency Hedge” means a contract which hedges the foreign exchange exposure of:

•	an unrecognized firm commitment (fair value hedge);

•	an available for sale security (fair value hedge);

•	a forecast transaction (cash flow hedge); or

•	a net investment in a foreign operation

“Grass Roots Exploration” is exploration undertaken at new sites not related to existing operations (also known as “green fields” exploration).

“Hedge” means to reduce risk by making transactions that reduce exposure to market fluctuations. A hedge is also the term for the transactions made to effect this reduction.

2002 FORM 20-F

“Hedge Accounting” means the practice of deferring accounting recognition of gains and losses on financial market hedges until the corresponding gain or loss of the underlying exposure is recognized.

“HSRA” means the Australian/US dollar Hedge Settlement Rate quoted on Reuters Screen HSRA.

“Interest Rate Swap” means an agreement to exchange net future cash flows. Interest rate swaps most commonly change the basis on which liabilities are paid on a specified principal. They are also used to transform the interest basis of assets. In its commonest form, the fixed-floating swap, one counterparty pays a fixed rate and the other pays a floating rate based on a reference rate such as LIBOR. There is no exchange of principal—the interest rate payments are made on a notional amount.

“LME” means the London Metal Exchange.

“NYSE” means the New York Stock Exchange.

“Open-cut” or “Open-pit” means a mine at the earth’s surface as distinct from an underground mine.

“Option” means a contract that gives the purchaser the right, but not the obligation, to buy or sell an underlying security or instrument at a certain price (the exercise or strike price) on or before an agreed date (the exercise period). For this right, the purchaser pays a premium to the seller. The seller (writer) of an option has a duty to buy or sell at the strike price should the purchaser exercise his right.

“Ore” means a naturally occurring solid resource (often rock) from which a mineral, or minerals, can be extracted.

“SCH” means a transfer of securities on the Clearing House Electronic Subregister System operated by ASX Settlement and Transfer Corporation Pty Ltd.

“WMC Limited” is the former name of Alumina Limited prior to demerger.

“WMC Resources” means WMC Resources Ltd, together with its subsidiaries.

2002 FORM 20-F

Weights and Measures

1 troy ounce	=	31.103 grams

1 kilogram	=	32.15 troy ounces

1 kilogram	=	2.205 pounds

1 tonne	=	1,000 kilograms

1 tonne	=	2,205 pounds

1 gram per tonne	=	0.0292 troy ounces per (short) ton

1 kilometre	=	0.6214 miles

2002 FORM 20-F

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

2002 FORM 20-F

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

2002 FORM 20-F

KEY INFORMATION

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected financial data appearing below as at December 31, 2002 and 2001 and for the fiscal years ended December 31, 2002, 2001 and 2000 are set forth in Australian dollars (except as otherwise indicated), and are extracted from the audited Consolidated Financial Statements of Alumina Limited (the “Company” or “Alumina”, which, unless the context otherwise requires, includes Alumina Limited and its subsidiaries) which appear elsewhere herein. The Consolidated Financial Statements for the fiscal years 2000, 2001 and the first eleven months of fiscal 2002 include the financial position, results of operations and cash flows of the discontinued operations of the incumbent nickel, copper/uranium and fertilizer businesses that were transferred to WMC Resources in the demerger. Also reported are the discontinued gold and talc operations of WMC Limited sold during 2001. These Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Australia (“Australian GAAP”), which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). Note 45 to the Consolidated Financial Statements provides an explanation of these differences as they affect Alumina, and reconciliations from Australian GAAP to United States GAAP of net income, comprehensive income, certain balance sheet items, shareholders’ equity and cash flows. The selected financial data appearing below as at December 31, 2000, 1999 and 1998 and for the fiscal years ended December 31, 1999 and 1998 are derived from Alumina audited consolidated financial data that is not included herein.

Alumina’s net profit under Australian GAAP was A$174.5 million for the year ended December 31, 2002 (A$401.7 million for the year ended December 31, 2001). Under US GAAP, Alumina would have reported net income of A$306.7 million for the year ended December 31, 2002 (2001: A$326.5 million). Comprehensive income under US GAAP for the year ended December 31, 2002 was A$601.8 million (2001: A$588.5 million loss).

Equity accounting is used where the consolidated entity exercises significant influence, but not control over an investee company (the associate). Under this method, the consolidated entity’s share of the post-acquisition profits or losses of associates is recognized in the consolidated statement of financial performance, and its share of post-acquisition movements in reserves is recognized in consolidated reserves. The cumulative post acquisition movements are adjusted against the cost of the investment. Alumina’s Consolidated Financial Statements are prepared in accordance with Australian GAAP. The financial statements of Alcoa World Alumina and Chemicals (“AWAC”), of which Alumina owns 39.25% of the Australian and 40% of the non-Australian assets, are prepared in accordance with US GAAP. The equity share of profit from the non-Australian assets is based on these US GAAP financial statements and adjustments are made for accounting policies not allowed under Australian GAAP (refer to Note 45 to the Consolidated Financial Statements). The equity share of profits of AWAC’s Australian entity, Alcoa of Australia Ltd, is based on its Australian domestic financial statements. The principal differences between Australian GAAP and US GAAP that affected Alumina’s net income and comprehensive income, as well as its shareholders’ equity, either directly or through its share of associates, for the 2000, 2001 and the discontinuing operations for 2002 fiscal periods relate to the treatment of the following items:

1)	demerger accounting;

2)	research and development costs;

3)	revenue from insurance proceeds;

4)	pension funds;

5)	exploration expenditure;

6)	start-up costs;

7)	recognition of profit on real estate disposal;

8)	deferral of cost of option payments;

9)	fair value of accounting for derivatives;

10)	amortization of mine development and deferred post-production waste removal costs;

2002 FORM 20-F

KEY INFORMATION

11)	transfers of net assets and exchange of shares between entities under common control; and

12)	inventory valuation

Differences that affect the Consolidated Statement of Cash flows are that under US GAAP, bank overdrafts are not considered to be part of net cash equivalents, and expenditure incurred on post-production waste removal costs would be classified as part of cash flow from operating activities rather than investing activities.

The principal differences between Australian GAAP and US GAAP that affect Alumina’s net income for continuing operations and comprehensive income, as well as it shareholders equity, either directly or through its share of associates on a continuing basis relate to the treatment of the following items.

(1)	inventory valuation;

(2)	employee share loans and partly paid shares;

(3)	compensation expense of employee share plans;

(4)	fair value of accounting for derivatives;

(5)	goodwill amortisation;

(6)	pension liabilities.

Differences that affect the Consolidated Statement of Cash Flows are that under US GAAP, bank overdrafts are not considered to be part of net cash equivalents and any changes in bank overdrafts are included in cash flow from financing activities.

2002 FORM 20-F

KEY INFORMATION

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the Notes thereto.

SELECTED FINANCIAL DATA UNDER AUSTRALIAN GAAP

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
	(A$ million except where indicated)
Net Sales Revenue from Continuing Operations	—	—	—	—	—

Net Income from Continuing Operations	209.7	281.4	366.9	191.7	217.7

Net Income(6)	174.5	401.7	764.9	275.8	169.2

Comprehensive Income(6)	209.9	421.5	798.0	198.4	130.8

Net Income from Operations per Ordinary Share (A$/share)	0.16	0.36	0.68	0.24	0.15

Income from Continuing Operations per Ordinary Share (A$/share)(4)	0.19	0.11	0.61	0.17	0.19

Diluted Net Income per Ordinary Share (A$/share)(5)	0.16	0.36	0.68	0.24	0.15

Cash Dividends paid per Ordinary Share(1)
(A$/share)	0.18	0.36	0.31	0.06	0.12
(US$/share)(2)	0.09	0.18	0.18	0.04	0.08

	At December 31, 2002	At December 31, 2001	At December 31, 2000	At December 31, 1999	At December 31, 1998
	(A$ million except where indicated)
Total assets	1,695.1	10,012.3	10,371.2	8,906.6	9,048.6
Long-term obligations(3)	2.4	3,476.6	4,304.2	3,053.1	3,593.1
Net assets	1,153.5	4,844.4	4,676.2	4,729.4	4,643.6

Shareholders’ equity	1,153.5	4,844.4	4,676.2	4,729.4	4,643.6

Capital stock	220.2	3,190.9	3,123.3	3,519.5	3,482.6

	Millions of shares
Number of shares	1,128.3	1,108.8	1,098.0	1,149.9	1,143.0

(1)	Fully franked. See “Dividends” in Item 8A.

(2)	These conversions were made using exchange rates applicable at the dates of the dividend payments.

(3)	As part of the demerger of December 11, 2002 Alumina Limited retained net debt of A$534.8 million. The debt is a 364 day facility and therefore classified as a short term obligation at December 31, 2002. There are several short term facilities that will be refinanced during 2003.

(4)	Basic earnings per share was determined on the basis of the weighted average number of outstanding Alumina (formerly WMC Limited) shares for the periods indicated. Refer also to Notes 1(y) and 6 to the Consolidated Financial Statements.

(5)	Diluted earnings per share was determined on the basis of the weighted average number of outstanding Alumina (formerly WMC Limited) shares for the periods indicated including potential shares from the conversion of partly paid shares and options into shares of WMC Limited. Refer also to Notes 1(y) and 6 to the Consolidated Financial Statements.

(6)	Includes income from continuing and discontinuing operations

2002 FORM 20-F

KEY INFORMATION

SELECTED FINANCIAL DATA UNDER US GAAP

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
	(A$ million except where indicated)
Net Sales Revenue from Continuing Operations	—	—	—	—	—

Income from Continuing Operations	244.3	294.8	396.7	216.6	215.4

Net Income(7)	306.7	326.5	702.4	249.6	154.9

Comprehensive Income/(Loss)(7)	601.8	(588.5)	735.5	172.2	116.5

Income from Continuing Operations per Ordinary Share (A$/share)	0.22	0.05	0.56	0.19	0.19

Net Income from Operations per Ordinary Share(3) (A$/share)(5)	0.28	0.30	0.62	0.22	0.14

Diluted Net Income per Ordinary Share (A$/share)(6)	0.27	0.30	0.62	0.23	0.14

Cash Dividends per Ordinary Share paid(1)
(A$/share)	0.18	0.36	0.31	0.06	0.12
(US$/share)(2)	0.09	0.18	0.18	0.04	0.08

	At December 31, 2002	At December 31, 2001	At December 31, 2000	At December 31, 1999	At December 31, 1998
	(A$ million except where indicated)
Total assets	1,744.0	8,402.3	10,175.7	8,810.4	8,945.1
Long-term obligations(4)	2.4	3,476.6	4,304.2	3,053.1	3,593.1
Net assets	1,202.4	3,778.5	4,694.2	4,734.8	4,574.4

Shareholders’ equity	1,202.4	3,778.5	4,694.2	4,734.8	4,574.4

Capital Stock	220.2	3,190.9	3,123.3	3,519.5	3,482.6

	Millions of shares
Number of Shares	1,128.3	1,108.8	1,098.0	1,149.9	1,143.0

(1)	Fully franked. See “Dividends” in Item 8A.

(2)	These conversions were made using exchange rates applicable at the dates of dividend payment.

(3)	In 1999, net income per share was A$0.23 before the cumulative effect of an accounting change in policy for start-up costs. In 2002, net profit per share was A$0.31 before the cumulative effect of an accounting change in policy for amortization of mine development and post-production waste removal costs.

(4)	As part of the demerger of December 11, 2002 Alumina Limited retained net debt of A$534.8 million. The debt is a 364 day facility and therefore classified as a short term obligation at December 31, 2002. There are several short term facilities that will be refinanced during 2003.

(5)	Basic earnings per share was determined on the basis of the weighted average number of outstanding Alumina (formerly WMC Limited) shares for the periods indicated. Refer also to Notes 1(y) and 6 to the Consolidated Financial Statements.

(6)	Diluted earnings per share was determined on the basis of the weighted average number of outstanding Alumina (formerly WMC Limited) shares for the periods indicated including potential shares from the conversion of partly paid shares and options into shares of WMC Limited. Refer also to Notes 1(y) and 6 to the Consolidated Financial Statements.

(7)	Includes income from continuing and discontinuing operations.

2002 FORM 20-F

KEY INFORMATION

Exchange Rates

Alumina publishes its consolidated financial statements in Australian dollars (“A$” or “$”). In this Annual Report, reference to “US$” are to United States dollars.

The following table sets forth, for the periods and dates indicated, certain information concerning the rates of exchange of A$1.00 into US$ based on the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”).

Period	At Period End	Average Rate(1)	High	Low
	(all figures in US$ per A$1.00)
December 2002			0.5660	0.5589
January 2003			0.5922	0.5629
February 2003			0.6075	0.5843
March 2003			0.6161	0.5905
April 2003			0.6262	0.5970
May 2003			0.6585	0.6298

Year Ended December 31, 1998	0.6123	0.6300	0.6868	0.5586
Year Ended December 31, 1999	0.6560	0.6440	0.6719	0.6123
Year Ended December 31, 2000	0.5560	0.5757	0.6687	0.5112
Year Ended December 31, 2001	0.5114	0.5178	0.5714	0.4812
Year Ended December 31, 2002	0.5625	0.5447	0.5748	0.5060

(1)	The average of the exchange rates on the last day of each month during the financial period.

On June 19, 2003, the Noon Buying Rate was A$1.00 = US$0.6696.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

2002 FORM 20-F

KEY INFORMATION

D.	Risk Factors

Alumina Limited’s net income is affected by movements in the prices of aluminium and alumina

AWAC’s revenue is derived from sales of alumina, alumina-based chemicals and aluminium. The price that can be obtained for these commodities is influenced by the price of aluminium in the world market, and in particular, the LME price of primary aluminium. World aluminium prices are affected by numerous factors outside Alumina Limited’s control, including the overall performance of world economies and the related cyclicality in particular industries that are significant consumers of aluminium.

The development of new alumina refineries and increased production by new or existing alumina producers may create overcapacity, which could reduce future prices of alumina, alumina-based chemicals and aluminium, thereby adversely affecting AWAC’s and hence Alumina Limited’s profitability.

AWAC’s, and hence Alumina Limited’s financial performance and ability to service liabilities, pay dividends, undertake capital expenditure and finance further acquisitions would be adversely affected by a sustained material fall in the prices of alumina, and aluminium.

Alumina has not sought to separately hedge its exposure to aluminium prices. The Company expects that volatility in prices and in demand for AWAC’s products will continue for the foreseeable future. For a statement of current hedging, and movements in the selling price of aluminium over the last five years see Item 11 “Quantitative and Qualitative Disclosure about Market Risk”.

Fluctuations in the A$/US$ exchange rate can have a significant effect on earnings and profitability.

Alcoa of Australia contributes the majority of AWAC’s earnings. While a significant proportion of Alcoa of Australia’s costs are incurred in Australian Dollars, sales are denominated in US Dollars. The US Dollar/Australian Dollar exchange rate has risen during 2003 from the historic lows experienced over the past two years. AWAC’s future profitability as expressed in Australian dollars, and hence that of Alumina Limited, may be adversely affected by a strengthening of the Australian Dollar against the US Dollar. AWAC’s profitability may also be adversely affected by a strengthening against the US$ of other currencies in which costs are incurred by AWAC’s refineries outside Australia.

In the past, AWAC entered foreign exchange hedging contracts to manage its exposure to the US Dollar/Australian Dollar exchange rate. Approximately 49% of Alcoa of Australia’s costs are expected to be hedged in 2003 at an exchange rate of approximately US$0.57. At present, AWAC has not entered into foreign exchange hedging contracts for the period beyond 2003.

In addition, certain of the Company’s liabilities and assets are denominated in US$, particularly much of the borrowings and certain equity accounted assets. The accounts of certain self-sustaining foreign subsidiaries are also maintained in US$. Thus a change in the A$/US$ exchange rate may have an effect on the net asset value of the Company.

Fluctuations in the A$/US$ exchange rate will affect the US$ equivalent of the A$ price of the Company’s ordinary shares on the Australian Stock Exchange (“ASX”) and, as a result, are likely to affect the market price of the Company’s American Depositary Receipts (“ADRs”) in the United States. Such fluctuations would also affect the US$ amounts received by holders of ADRs on conversion of cash dividends paid in A$ on the Ordinary Shares underlying the ADRs. Alumina is not currently hedging its currency exposures. See Item 11 “Quantitative and Qualitative Disclosure about Market Risk”.

An increase in AWAC’s production costs could reduce Alumina’s profitability.

Changes in AWAC’s costs have a major impact on the Company’s profitability. AWAC’s mining, refining and smelting operations are subject to conditions beyond its or Alumina Limited’s control that can delay deliveries or increase costs for varying lengths of time. These conditions include weather and natural disasters, unexpected maintenance or technical problems, key equipment failures, disruptions to or other problems with infrastructure, variations in geological conditions and increases in the cost of key inputs or the non-availability of key inputs. In addition, industrial disruptions, work stoppages, refurbishments and accidents at operations can result in production

2002 FORM 20-F

KEY INFORMATION

losses and delays in the delivery of product, which may adversely affect profitability. A key risk in the cost of production of alumina is the volatile price of caustic soda. Approximately one tonne of caustic soda is used for every 13 tonnes of alumina produced. Accordingly, an increase in caustic soda prices has the potential to affect profitability. For example, since the beginning of 2000, the price for caustic soda has varied from US$70 per dry metric tonne (fob US Gulf) in the third quarter of 2000, to US$265 per dry metric tonne (fob US Gulf) in final quarter of 2001. A further key risk in the cost of production of alumina and aluminium is the cost of energy. Increases in world oil prices will increase the cost of production of alumina.

Certain costs are also affected by government imposts and regulations in the countries in which AWAC operates. AWAC’s costs depend upon the efficient design and construction of mining, refining and smelting facilities and competent operation of those facilities.

Changes to sales agreements could adversely affect Alumina’s results.

AWAC’s revenue from existing sales agreements depends on a variety of factors, such as price adjustments and other contract provisions. The modification or termination of a substantial portion of AWAC’s sales agreements could adversely affect its results and financial performance, to the extent that AWAC is unable to renew contracts or find alternate buyers for production at the same level of profitability.

Alumina is exposed to regulatory and court action each of which could adversely affect Alumina’s results.

Governments extensively regulate AWAC’s mining operations. National, state and local authorities in Australia and other countries in which AWAC operates regulate the mining industry with respect to matters such as employee health and safety, permitting and licensing requirements and environmental compliance, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, and the effects that mining has on groundwater quality and availability. Numerous governmental permits and approvals and leases are required for AWAC’s mining operations. AWAC is required to prepare and present to national, state or local authorities data pertaining to the effect or impact that any proposed exploration or production activities may have upon the environment. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration, expansion or production operations. Failure to comply with the laws regulating AWAC’s businesses may result in sanctions such as fines or orders requiring positive action by AWAC which may involve capital expenditure or the curtailment of operations. This relates particularly to environmental regulations.

The possibility exists that new legislation or regulations may be adopted that may materially adversely affect AWAC’s mining operations or AWAC’s cost structure. New legislation or regulations or more stringent interpretations or enforcement of existing laws and regulations may also require AWAC’s customers to change operations or incur increased costs. These factors and legislation, if enacted, could have a material adverse effect on AWAC’s, and hence Alumina Limited’s, financial condition and results of operations.

Political risks exist in some of the countries in which Alumina operate.

AWAC operates in a number of countries, some of which have a higher political risk than Australia. Political activities in these countries may be destabilising and disruptive to AWAC’s operations. The impact of any such disruption could range from a minor increase in operating costs or taxes to a material adverse impact such as the closure of an operation.

Uncertainty of development projects and production performance could adversely affect Alumina’s ability to sustain production and profitability levels.

AWAC’s ability to sustain or increase its current level of production, and therefore its (and hence Alumina Limited’s) potential revenues and profits, in the medium to long-term is partly dependent on efficient operation of its facilities, the development of new projects and on the expansion of existing operations. No assurance can be given that the planned development and expansion projects will result in the entire anticipated additional production or that operation of existing facilities will be at desired rates of production. The economics of any project are based upon, among other factors, estimates of reserves, recovery rates, production rates, capital and operating costs and future commodity prices.

2002 FORM 20-F

KEY INFORMATION

Alumina is now a separate entity with no benefits of diversification among products.

As a result of the demerger, Alumina Limited is now exposed to alumina and aluminium markets, without the diversification provided by exposure to the markets of the operations now residing in WMC Resources Ltd. Previously the Company had investments in nickel, copper, fertilizer and alumina and this spread of assets in various commodities gave a diversified exposure to different commodities. The Company’s performance is now substantially dependent upon the alumina and aluminium markets.

Native title in Australia poses risks to the status of some of AWAC’s properties

‘Native title’ describes the rights and interests of Aboriginal and Torres Strait Islander people in land and waters according to their traditional laws and customs that are recognised under Australian law. There are current claimant applications for native title determinations in the Federal Court of Australia over areas that include Alcoa of Australia’s operations. Court decisions and various pieces of legislation make it evident that there are complex legal and factual issues affecting existing and future Alcoa of Australia interests. At this stage, we cannot make any assessment of the impact of the recent and pending court cases on our operations or the current claimant applications for native title over the Alumina Limited Group’s operations. See Item 8A “Legal Proceedings—Native Title in Australia.

Alumina Limited cash flows depend on the availability of dividends from AWAC

Alumina Limited’s cash flows will be generated, at least initially, primarily from distributions made by AWAC, by way of dividend or capital return. The Strategic Council determines the timing and magnitude of AWAC dividends and capital returns, subject to the relevant provisions of the AWAC Agreements. Alumina Limited cannot unilaterally determine AWAC’s dividend policy or the quantum or timing of dividends to be paid by AWAC. For further information on AWAC’s dividend policy, refer pages 33 amd 74.

Alumina is liable for further capital calls under the AWAC arrangements.

AWAC may make an annual capital request of up to US$1 billion following approval by a majority vote of AWAC’s Strategic Council. Alcoa Inc. has a majority of the votes on the AWAC Strategic Council. Alumina Limited is required to fund its share of the request. If Alumina Limited is unable to obtain equity or debt funding to make this contribution, it may ultimately run the risk of its interest in AWAC being diluted. There is a risk that Alumina Limited will be unable to fund a capital request which is not presently contemplated but which may be made in the future and that its interest in AWAC will be diluted accordingly.

Employees

AWAC manages its business with a number of key personnel, the loss of whom could have a material adverse effect on its business. AWAC’s, and hence Alumina Limited’s, future success will depend on AWAC’s continued ability to attract and retain highly skilled and qualified personnel. There can be no assurance that key personnel will continue to be employed by AWAC or that AWAC will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on AWAC’s, and hence Alumina Limited’s, business. These same issues exist with respect to Alumina Limited’s key personnel, the loss of whom could have a material adverse effect on Alumina Limited’s business and its ability to manage its investment in AWAC.

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Alumina Limited, previously called WMC Limited until its name change in December 2002 as part of the demerger, was incorporated in 1970. In 1979 it became the holding company of the WMC Group which commenced operations in 1933. The Company is listed on the Australian Stock Exchange. At December 31, 2002, Alumina had total consolidated assets of A$1.7 billion. Alumina’s income from continuing operations was A$209.7 million in the year ended December 31, 2002 and A$281.4 million in the year ended December 31, 2001.

Alumina Limited, incorporated under the laws of the Commonwealth of Australia, has its registered office and principal executive offices at Level 12, 60 City Road, Southbank, Victoria, 3006, Australia. Its telephone number is +61 3 8699 2600 and facsimile number is +61 3 8699 2699. Enquiries about Alumina’s ADRs should be addressed to it’s depositary, The Bank of New York, telephone +1 (212) 815 2293 or facsimile +1 (212) 571 3050, located at 101 Barclay Street, New York, NY 10286.

Demerger

The WMC Board’s decision to propose the demerger was made after a number of approaches had been made by parties seeking to discuss the possibility of a merger with WMC or alternative transactions regarding WMC and its businesses, culminating with a confidential and conditional proposal by Alcoa.

Alcoa’s approach to the WMC Board in October 2001 was to acquire all the outstanding WMC Shares at a price of A$10.20 per share, conditional on, among other things, the proposal being recommended to WMC Shareholders by the WMC Board. The WMC board carefully evaluated this proposal and obtained independent valuations.

Having regard to these valuations and to the considerable interest in the assets of WMC expressed by other major mining companies, the WMC Board determined that, if an offer of A$10.20 per WMC Share were to have been made at that time, it would not have been fair and reasonable. The WMC Board concluded, therefore, that it could not recommend Alcoa’s proposal to WMC Shareholders.

The WMC Board actively considered operating as it was then organized and various forms of restructuring before announcing the demerger in November 2001. The WMC Board was of the view that if WMC continued to operate as it was then organized, WMC Shareholders would be disadvantaged by:

•	the absence of a more transparent valuation of WMC’s interest in AWAC;

•	the absence of competitive tension in the event that Alcoa sought to acquire control of WMC; and

•	restrictions on WMC’s ability to pursue major business opportunities which could make WMC vulnerable to a hostile offer from Alcoa.

Accordingly, the WMC Board determined that the demerger would deliver a better outcome for WMC Shareholders.

The demerger was effected through an Australian court-approved scheme of arrangement and associated capital reduction and dividend distribution. As a result of the demerger, WMC Limited has retained its interest in AWAC (but changed its name to Alumina Limited) while WMC Resources Ltd now holds the nickel, copper/uranium and fertilizer businesses and exploration and development interests previously held within the WMC Limited group.

Immediately prior to effecting the demerger, through a series of share sale transactions internal to the WMC Limited group, WMC Resources Ltd acquired the WMC Limited subsidiaries that held its copper/uranium and fertilizer businesses and exploration and development interests (other than those relating to AWAC), together with those subsidiaries which provide administrative or financial support to, or otherwise relate to activities conducted by, the WMC Resources group.

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following the demerger, WMC Limited’s primary assets comprise the interests in the AWAC joint venture with Alcoa, Inc. AWAC has interests in bauxite mining, alumina refining, alumina chemicals and two operating aluminium smelters. Coincident with the demerger, WMC Limited changed its name to “Alumina Limited” and has maintained its listings on the ASX and the NYSE.

Capital Expenditures

Since January 1, 2002 the continuing operations of Alumina made the following principal capital expenditures:

•	In December 2002, Alumina contributed funds for its 40% share (US$27.3 million) of the acquisition by AWAC of a further 5% interest in MRN. MRN has bauxite mines located at Trombetas within the state of Para in Northern Brazil, and

•	In December 2002, Alumina contributed funds for its 40% share (US$13.6 million) of the acquisition by AWAC of a further 6% interest in Halco. Halco is an international mining consortium that owns 51% of Compagnie Guinée, the manager of a number of bauxite mines at Boké in Guinea, West Africa.

AWAC’s Global Interests

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

B.	Business Overview

Alumina’s sole continuing business is alumina refining, alumina based chemicals, aluminium smelting and the marketing of those products through its 40 per cent investment in AWAC. A discussion of AWAC’s business is set forth below.

Following the demerger, WMC continues to operate and maintain its listing on the ASX, but the company was renamed ‘Alumina Limited’ and now has a significantly different profile. Alumina’s primary asset is its 40% interest in Alcoa World Alumina and Chemicals.

Alcoa World Alumina and Chemicals (“AWAC”) was formed January 1, 1995 by Alumina and Alcoa Inc. (“Alcoa”) combining their respective bauxite, alumina and alumina-based chemicals businesses and investments and some selected smelting operations. AWAC is the world’s largest producer of alumina with 25% of global production capacity. As a result of the joint venture transaction, Alumina and Alcoa own 39.25% and 60% respectively of Alcoa of Australia Ltd (“AofA”). All other AWAC entities are 40% and 60% owned by Alumina and Alcoa, respectively.

The Strategic Council is the principal forum for Alcoa and Alumina to provide direction and counsel to the AWAC entities in respect of strategic and policy matters. The Alcoa and Alumina representatives on the boards of the AWAC entities are required, subject to their general fiduciary duties, to carry out the directions and the decisions of the Strategic Council. The Strategic Council has five members, three appointed by Alcoa (of which one is Chairman) and two by Alumina (of which one is the Deputy Chairman). Decisions are made by majority vote except for matters which require a “super majority” vote, which is a vote of 80% of the members appointed to the Strategic Council.

The following decisions require a super majority vote:

•	change of scope of AWAC;

•	change in the dividend policy;

•	sale of all or a majority of the assets of AWAC;

•	equity calls on behalf of AWAC totalling in any one year in excess of US$1 billion; and

•	loans to Alcoa, Alumina or their affiliates by AWAC.

The Strategic Council meets as frequently as the Chairman (after consultation with the Deputy Chairman) determines, but meetings of the Council must be held at least twice a year. The Deputy Chairman may require additional meetings to be held.

Under the general direction of the Strategic Council, Alcoa is the “industrial leader” and provides the operating management of AWAC and of all affiliated operating entities within AWAC unless Alcoa requests Alumina to manage a particular operation.

Alumina is entitled to representation in proportion to its ownership interest on the board of each entity in the AWAC structure including Alcoa of Australia. Alumina has proportional representation on the Boards of the following strategic AWAC companies: Alcoa of Australia and Alcoa World Alumina LLC. In addition to the Strategic Council meetings, “Operations” meetings (with representatives from Alcoa and Alumina) are held typically up to four times per year (usually two in Australia and two at operations/offices outside Australia).

AWAC is the exclusive vehicle for the pursuit of Alumina’s and Alcoa’s (and their related corporations as defined) interests in the bauxite, alumina and inorganic industrial chemicals businesses, and neither party can compete with AWAC so long as they maintain an ownership interest in AWAC.

If either party acquires a new business which has as a secondary component a bauxite, alumina or inorganic industrial chemicals business, that component must be offered to AWAC for purchase at its acquisition cost or, if not separately valued, at an independently determined value. If the companies within AWAC and the Strategic Council

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

decide not to accept the offer, the component must be divested by Alcoa or Alumina (as the case may be) to a third party that is not an affiliate.

Smelting is not subject to these exclusivity provisions, although there are certain smelting assets in AWAC, being those in Alcoa of Australia in which Alumina already had an interest at the time AWAC was formed.

As a result of acquiring Reynolds Metal Company in 2000, Alcoa also acquired 100% of Juruti, a greenfield bauxite deposit in Brazil. It is Alumina’s position that the “exclusive vehicle” and “new business” sections of the AWAC Agreements apply to the Juruti deposit and that Juruti should, therefore, be integrated into AWAC.

However, Alcoa indicated to Alumina for the first time in January 2002 that they believe the scope of AWAC, as defined in the AWAC Agreements, may be interpreted to exclude Brazilian bauxite, alumina and alumina chemical operations producing for use in the domestic Brazilian market, such that the “exclusive vehicle” and “new business” sections of the AWAC Agreements do not apply to Juruti. Alumina maintains that its interpretation of the AWAC Agreements is correct and that Juruti should be included in AWAC. Discussions with Alcoa concerning this issue are ongoing.

Alcoa announced in May 2003 that it has reached an agreement in principle with Camargo Correa Group to acquire their 40.9% shareholding in Alcoa’s South American operations, issuing US$410 million of Alcoa stock as consideration. The acquisition involves a number of mining, refining, smelting and fabrication businesses in Brazil and a number of other different businesses. The principles above relating to Juruti would equally apply to the Brazilian bauxite and alumina assets acquired from the Camargo Correa Group.

In November 2001, Alcoa announced that it had finalized agreements for a strategic alliance with the Aluminium Company of China Limited (Chalco). Under the strategic alliance, it is proposed that Alcoa and Chalco will form a 50/50 joint venture in respect to Chalco’s operations at Pingguo, which includes bauxite, alumina and aluminium facilities. A decision by Alcoa and Chalco to proceed with the 50/50 joint venture with respect to Chalco’s bauxite alumina and aluminium facilities at Pingguo in China is yet to be formalized. Any decision by AWAC on the acquisition of the Pingguo bauxite and alumina assets is still to be made and is subject to a successful conclusion to negotiations on the joint venture. The Pingguo alumina refinery is being expanded in 2003 to a capacity of 850,000 tonnes per annum.

The current alumina production capacity of AWAC is approximately 13.1 million tonnes per annum, comprised of Australian operations—7.8 million tonnes; Point Comfort—2.3 million tonnes; San Ciprian—1.3 million tonnes; Suriname—1.0 million tonnes; Jamaica—0.5 million tonnes and Brazil—0.2 million tonnes. In the year ended December 31, 2002, AWAC produced approximately 12.3 million tonnes of alumina, compared with approximately 11.9 million tonnes of alumina the previous year, an increase of 3% principally due to increased production from Point Comfort and Jamalco.

Aluminium production increased by approximately 1.5% in 2002 to 378,000 tonnes after record production was achieved from Portland.

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ALCOA WORLD ALUMINA AND CHEMICALS—SELECTED FINANCIAL DATA(1)

(Total of AWAC Entities—Figures reflect 100% of AWAC)

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
	(A$ million)
Financial Results
Net Sales Revenue	5,281.3	6,088.4	6,294.8	4,876.7	4,923.0
Depreciation and Amortization	287.3	319.7	303.8	268.8	268.9
Profit before Tax	1,017.8	1,329.2	1,629.3	875.6	865.2
Profit after Tax	667.5	795.6	1,074.9	637.9	592.9

	As at December 31, 2002	As at December 31, 2001	As at December 31, 2000	As at December 31, 1999	As at December 31, 1998
	(A$ million)
Balance Sheet Summary
Current Assets	1,441.2	1,739.3	1,694.9	1,444.2	1,480.0
Current Liabilities	1,093.2	1,493.5	1,125.7	791.3	810.5
Total Assets	5,964.4	6,164.4	6,099.3	5,393.3	5,534.2
Net Assets	3,718.2	3,429.2	3,764.4	3,206.7	3,208.6

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
Production
Alumina (thousands of tonnes)	12,312	11,905	13,252	12,615	12,233
Aluminium (thousands of tonnes)	378.2	374.2	344.0	311.5	326.2
Gold (thousands of ounces)(2)	—	—	—	—	104.0

(1)	Based upon audited financial statements prepared in accordance with US GAAP.
(2)	The Hedges Gold Mine was sold effective January 1, 1999.

AWAC OPERATIONS

i)	Smelter-Grade Alumina and Primary Aluminium

Australia

In Australia, AWAC entities own 99.25% of Alcoa of Australia which operates integrated aluminium facilities, including mining, refining and smelting facilities, and also has alumina-based chemicals. In calendar year 2002, the Australian operations produced 7.8 million tonnes of alumina (2001 7.8 million tonnes) and 378,000 tonnes of aluminium (2001: 373,000 tonnes).

Alumina produced in Australia by AWAC is shipped either to its smelters at Point Henry and Portland in Victoria, Australia or to overseas customers principally in the United States, Canada, the Middle East, Europe and South Africa. Bauxite is sourced from its 100% owned Huntly and Willowdale bauxite mines, each located in the Darling Ranges south of Perth, which supply AWAC’s three alumina refineries in Western Australia. A third bauxite mine was closed in 1998. Bauxite is transported by rail to the refinery at Kwinana, or by overland conveyor to the Pinjarra and Wagerup refineries. The Kwinana, Pinjarra and Wagerup refineries have capacities of 2.0 million tonnes,

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

3.4 million tonnes and 2.3 million tonnes, respectively. The Wagerup refinery expansion was completed in October 1999. Government approvals are required to undertake a planned expansion of Wagerup and it is currently expected that these approvals are unlikely to be sought prior to 2004. A storage and loading facility which handles the majority of shipping for the Pinjarra and Wagerup refineries is located at the port of Bunbury near Wagerup. Some Pinjarra production is also shipped through the shipping facility at Kwinana, south of Perth.

The rights to operate bauxite mining and alumina refining operations in Western Australia are provided under agreements with the State Government of Western Australia. The mining leases granted by the Western Australian Government expire in 2044.

AWAC’s present sources of bauxite are sufficient to meet the expected requirements of its alumina refining operations for the foreseeable future, based on current production rates and refining capacity.

The bauxite from the Darling Ranges, while low in alumina grade, is also low in reactive silica. This results in low consumption of caustic soda which in turn contributes to lowering costs of production.

Alumina refining is energy intensive and AWAC’s refineries in Australia use natural gas as their energy source. The natural gas requirements of the refineries are supplied primarily under a contract with parties comprising the North West Shelf Gas Joint Venture. The initial contract was scheduled to expire in 2005 and imposed minimum purchase requirements. In December 1997, these arrangements were extended through a renegotiation of the initial contract and the signing of a new contract running from 2005 through to 2020.

Alcoa of Australia transmits the gas for its alumina refinery power needs through Epic Energy, the owner of the Dampier to Bunbury National Gas Pipeline. The transmission tariffs for that pipeline are set by a Government appointed Regulator. Alcoa of Australia’s contract is not subject to the tariff rates set by the Regulator. The Regulator had issued a draft tariff ruling which Epic Energy alleges would cause the pipeline to not be viable. The Regulator then issued a final tariff ruling with amended tariffs. Epic Energy is studying the final ruling.

AWAC also produces primary aluminium in Victoria, Australia. The aluminium assets include an aluminium smelter at Point Henry, near Geelong, and a 55% controlling interest in an aluminium smelter at Portland. AWAC’s interest in the Portland smelter increased from 45% to 55% in 2000 following the acquisition of Eastern Aluminium’s 10% interest in the smelter. The Portland smelter has an annual production capacity of 345,000 tonnes of aluminium and is approximately 240 kilometres west of Geelong. Point Henry has an annual capacity of some 180,000 tonnes.

Electricity for the Portland smelter is purchased under a 30 year electricity supply agreement that expires in 2016. The tariff applicable under the agreement has both a base component, which reflects the cost of power generation and transmission, and a flexible or adjustable component, which provides for adjustments to the base tariff rate based on the LME price for aluminium. The agreement provides a discount for interruption and a demand charge equal to about two thirds of the total tariff which may be payable whether or not energy is taken.

Most electricity for the Point Henry smelter is supplied by Alcoa of Australia’s generating station at Anglesea, with the balance required available under a 30 year electricity supply agreement that expires in 2014. The rates under that agreement change with the LME price of aluminium (similar to the Portland power arrangement described above). The contract includes a standby demand charge for the purchase of electricity for periods when the Anglesea generating station is not operating. An additional energy charge is payable when this power is actually used.

United States

Point Comfort Refinery

AWAC owns 100% of an alumina refinery at Point Comfort in Texas. The facility is located approximately 210 kilometres south of Houston on Port Lavaca Bay. Point Comfort’s port facilities are linked with the Gulf of Mexico via a 35 kilometre channel. The Point Comfort refinery, which was completed in 1960 and expanded in 1997, has a nominal capacity of 2.3 million tonnes per annum. In February 2001, AWAC announced the immediate reduction of the operating rate of Point Comfort to between 1.6 and 1.9 million tonnes per year. This rate was further reduced in the

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

second half of 2001, to an operating rate of 0.7 and 0.8 million tonnes per year, in response to weak markets and high costs. During 2002 the production rate returned to a rate of 1.8 million tonnes per annum. On March 19, 2003, AWAC announced that by the end of the second quarter of 2003, Point Comfort would return to producing at a rate of 2.3 million tonnes per annum.

During 2001 and 2002, AWAC completed favourable changes in Point Comfort’s contract price for bauxite and introduced greater flexibility in staffing.

Bauxite for the refinery is sourced from an AWAC affiliate in Guinea and is also purchased in the spot market from Jamaica and French Guiana. Point Comfort uses gas-fired cogeneration facilities to supply process heat and power to the refinery, and gas is purchased from local suppliers using a mixture of short and medium-term contracts.

The Point Comfort refinery produces both smelter-grade alumina and alumina hydrates (chemical-grade alumina). Most of the refinery’s smelter-grade alumina is sold to Alcoa’s smelters in the United States.

The Point Comfort refinery is part of an area which has been declared a US national “superfund” site. Alcoa has agreed to undertake a remedial investigation and feasibility study at the site in conjunction with the US Environmental Protection Agency to determine rehabilitation requirements. Alumina is indemnified by Alcoa against environmental liabilities in relation to activities undertaken at Point Comfort prior to January 1, 1995. This indemnity is specifically extended to the contamination that gave rise to the Point Comfort site’s “superfund” status. Alcoa has also agreed that it will be 100% responsible for remediating the contamination, as well as natural resource damages, which gave rise to the placement of the site on the National Priorities List and the entry of the Administrative Order on Consent issued on March 31, 1994, and any subsequent Order issued relating to this contamination.

Republic Of Guinea

Halco Mining Bauxite Operation

AWAC has a 43% interest in a bauxite mining company, Halco (Mining) Inc. (“Halco”) after incorporating Reynolds Metals Company’s 6% interest in Halco into AWAC in December 2002. Halco is an international mining consortium that owns 51% of Compagnie des Bauxites de Guinée (“Compagnie Guinée”), the manager of a number of bauxite mines at Boké in Guinea, West Africa. The Republic of Guinea owns the remaining 49% of Compagnie Guinee.

The Boké bauxite mines are located north-west of Conakry in Guinea.

The shareholders of Halco initially take bauxite in proportion to their equity positions under take or pay contracts. Long-term agreements to purchase bauxite mined by Compagnie Guinee expire after 2011. AWAC also purchases bauxite from other Halco equity holders.

Suriname

Suralco

In Suriname, AWAC owns the Suriname Aluminum Company (“Suralco”). Suralco began operations in 1916 and currently has interests in an alumina refinery at Paranam, bauxite mines in north east Suriname and south of Paranam and hydro-electric facilities at Afobaka Lake.

The 1.9 million tonnes-per-annum alumina refinery at Paranam, in the north of Suriname, was constructed in 1968 and sources bauxite from mines in Suriname. The refinery is owned by a joint venture held 55% by Suralco and the remainder by an affiliate of BHP Billiton plc (“BHP Billiton”). Suralco acts as manager of the joint venture and operates the refinery. The joint venture parties share alumina production from the refinery in proportion to their shareholdings and are separately responsible for the marketing of their share of this production.

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Moengo mine in north east Suriname is 100% owned by Suralco. Approximately 1.5 million tonnes of bauxite are sourced each year from the Moengo mine. Bauxite is barged approximately 200 kilometres to the refinery at Paranam. Bauxite reserves at the Moengo mine are sufficient at least until 2006 at current production levels.

The Accaribo mine joint venture is located south of Paranam in Suriname. Suralco owns a 26% minority interest in the Accaribo mine. BHP Billiton is the majority owner and manages the mine on behalf of the joint venture. Bauxite is trucked to the refinery at Paranam. When the Accaribo and Moengo mines are depleted, the joint venturers expect to begin bauxite mining at a site adjacent to the Accaribo mine and from the Nassau Mountains.

Hydro-electric facilities at Afobaka Lake in Suriname are also operated by Suralco. The plant was constructed pursuant to the Brokopondo Agreement between Suralco and the Suriname Government which was signed in 1958. The facilities supply electricity to the alumina refinery at Paranam and sell electricity to the Suriname Government.

Production at the refinery for 2002 was slightly above the previous year. In October 2002, AWAC and BHP Billiton signed a non-binding letter of intent (LOI) formalizing cooperation on various mining and refining opportunities in Suriname. The LOI covers the continuation of mining and refining of bauxite in eastern Suriname beyond the existing term of the joint venture agreement (2006). The LOI also contemplates a 250,000 tonnes per year expansion to be commenced in 2003 at the existing 1.9 million of tonnes per year refinery, and exploration over the next two years of bauxite mining and refining opportunities in western Suriname. AWAC and BHP Billiton plan to own 55% and 45%, respectively, of all bauxite and alumina joint venture interests in Suriname, which is the current arrangement at the existing refinery.

In January 2003, AWAC and BHP Billiton also signed a Memorandum of Understanding (MOU) with the government of Suriname providing for various exploration and other activities over the next two years relating to the feasibility of bauxite and alumina investment in western Suriname. Under the MOU, AWAC and BHP Billiton have exclusive rights in western Suriname and have committed to spend up to US$8.5 million over the next 2 years to investigate this opportunity, shared 55% (AWAC) and 45% (BHP Billiton). The MOU provides that AWAC and BHP Billiton will negotiate an investment agreement with the government within 18 months.

Jamaica

Jamalco Refinery

AWAC owns Alcoa Minerals of Jamaica LLC, a US based company which holds a joint venture interest in Jamaica. The investment comprises a joint venture called Jamalco which is owned 50% by AWAC and 50% by Clarendon Alumina Production Limited (Clarendon), which is a Jamaican Government company. The joint venture is governed by agreements with the Jamaican Government which were finalized in 1988. Jamalco owns and manages bauxite mines, an alumina refinery and port facilities.

The bauxite mines that feed the refinery are located 40 kilometres to the north of the refinery in the Mocho Mountains. The bauxite mining rights are owned by Jamalco. The bauxite mined in the Mocho Mountains is transported to the refinery on a railway owned by the joint venture. Jamalco also manages a port at Rocky Point, located south of the alumina refinery. The port is connected to the refinery by rail. The bauxite is sourced from leases in Harmons Valley and the Manchester Plateau. The mining operations on those leases are being undertaken jointly by AWAC and Alpart, a Jamaican bauxite mining joint venture owned by Kaiser Aluminium (65%) and Hydro Aluminium of Norway (35%) with mining activity carried out by a contractor on behalf of the joint venture.

Jamalco’s alumina refinery, completed in 1972, is located 72 kilometres west of Kingston. The refinery’s nominal capacity is 1.0 million tonnes per annum. Each joint venturer is responsible for marketing its share of production. On April 27, 2002, AWAC announced that it had reached an agreement with Clarendon to expand the Jamalco refinery by 25% to 1.25 million tonnes per annum at a cost of US$115 million. At the same time the Jamaican government announced the removal of a bauxite levy effective from the beginning of 2003 subject to the planned

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

mechanical completion of the expansion by the end of 2003, with increased production due to commence in 2004. The removal of this levy, which has been in place for 28 years, and the expansion is expected to lower costs at Jamalco.

The refinery produces smelter grade alumina with AWAC’s share of production for 2002 increasing significantly. Production in 2001 was affected by a labor strike late in that year. Energy for the refinery is provided by oil powered turbines. Any surplus power produced is sold into the Jamaican public electricity grid and the refinery can draw power from the grid if necessary.

Brazil

Abalco

Abalco SA (Abalco), an AWAC entity in Brazil, is a participant (18.9%) in a consortium that owns the Alumar alumina refinery at São Luis in north eastern Brazil. The other consortium participants are Alcoa Aluminio S.A. (35.1%), BHP Billiton Metais SA (36%) and an affiliate of Alcan Aluminio Do Brazil SA (10%). Alcoa Aluminio is the operator of the consortium which is managed on a production and cost sharing basis. Abalco has special rights in any expansion of the Alumar refinery.

The refinery has a nominal production capacity of 1.3 million tonnes of smelter grade alumina per annum but can potentially be expanded to 2.8 million tonnes per annum. Approximately half of the output is consumed at an adjacent smelter with the remainder exported to third party customers. The major source of energy for the refinery is low sulphur steaming coal purchased from Colombia and Venezuela.

The consortium has long term bauxite purchase contracts with MRN which has mines located at Trombetas within the State of Para in northern Brazil. Abalco holds a 9.6% interest in MRN after incorporating Reynolds Metals Company’s 5% interest in MRN into AWAC in December 2002. The remaining interest in MRN is jointly owned by affiliates of Alcan, Companhia Brasileira de Aluminio, Companhia Vale do Rio Doce, BHP Billiton Plc and RC Norsk Hydro. MRN’s mines produce approximately 8.0 million tonnes of bauxite each year. Bauxite is transported approximately 1,400 kilometres by ship to the refinery.

A maritime terminal owned by the consortium and equipped with an alumina ship loader and bulk materials ship loader is situated adjacent to the refinery. These facilities are used to ship both bauxite and steaming coal into the refinery and alumina out.

There was an increase in AWAC’s share of alumina produce for 2002 to more than 240,000 tonnes. Production in 2001 was affected by energy rationing caused by drought conditions affecting hydro electric power generation.

Spain

San Ciprian Refinery

AWAC owns and operates the San Ciprian alumina refinery, which is located on the eastern coast of Spain. AWAC acquired the refinery in February 1998 from Alcoa for US$113 million following Alcoa’s acquisition of the principal alumina and aluminium assets of Spain’s state owned aluminium producer, Industria Espanola del Aluminio (“Inespal”).

The San Ciprian refinery was commissioned in 1980. It has an annual production capacity of 1.3 million tonnes having completed a 0.22 million tonne expansion at a cost of US$22.2 million in March 2001. Unlike AWAC’s other refineries, San Ciprian employs a high temperature and pressure technology. Bauxite for the refinery is shipped from the Boké mine in Guinea. Steam for the refinery is generated by the plant’s own oil fired boiler with electrical power coming from the national grid.

Approximately 70% of alumina produced at the San Ciprian refinery is metallurgical grade, which is supplied primarily to Alcoa’s smelters in Spain. The balance of production is non-metallurgical grade alumina that is largely sold as commodity hydrated alumina to AWAC’s chemicals business and to other chemical manufacturers in Europe. A small portion of the non-metallurgical grade alumina is also sold as calcined aluminas. The location of San Ciprian

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

within the European Union allows commodity grade alumina to be sold within Europe without attracting the relatively high tariffs imposed on non-European suppliers.

ii)	Alumina Chemicals

AWAC also produces alumina-based chemicals. The majority of chemical-grade alumina for AWAC’s chemical plants is sourced from the Point Comfort, San Ciprian and Kwinana alumina refineries. AWAC sells industrial chemicals to customers in a broad spectrum of markets for use in refractories, ceramics, abrasives, polymer additives, chemicals processing and other specialty applications.

Alumina chemicals products can be segmented into two principal markets: commodity products, which include hydrated aluminas and aluminium fluoride; and specialty products, which include high performance refractories such as tabular alumina and calcium aluminate cements, activated aluminas and calcined aluminas. The major market for AWAC’s alumina chemicals is refractories, which represent in excess of 35% of total alumina chemicals revenues.

AWAC continually reviews its operations to ensure they meet performance targets and fit within long term strategy. This process has identified AWAC’s speciality chemical business as a sale opportunity. AWAC is undertaking a sale process in 2003 for the divestment of the specialty chemical business.

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

At December 31, 2002, AWAC had interests in the following 17 alumina chemicals plants worldwide:

Location	Products	AWAC Ownership
North America
Bauxite, Arkansas	tabular, calcined, hydrated, cements	100.00%
Point Comfort, Texas	hydrated aluminas, aluminium fluoride, calcined aluminas	100.00%
Fort Meade, Florida (closed)	aluminium fluoride	100.00%
Vidalia, Louisiana	activated aluminas, catalysts, absorbents	100.00%
Dalton, Georgia	ground hydrates	100.00%
Leetsdale, Pennsylvania	tabular, calcines	100.00%
Port Allen, Louisiana (Hi Q Plant was closed in July 2001)	catalysts, absorbents	100.00%
Wurtland, Kentucky	mullite, brown fused alumina, white fused alumina	50.00%

Europe
Rotterdam, The Netherlands	tabular aluminas, calcium aluminate cements	100.00%
Ludwigshafen, Germany	calcined aluminas, tabular aluminas, spinel	100.00%
San Ciprian, Spain	hydrated aluminas, calcined aluminas	100.00%

Asia
Iwakuni, Japan	tabular	75.00%
Naoetsu, Japan	ground hydrates	80.50%
Qingdao, China	ground hydrates	100.00%
Falta, India	tabular	60.00%

Australia
Rockingham, Australia	fused materials	33.33%
Kwinana, Australia	calcined aluminas, hydrated aluminas	99.25%

iii)	Shipping

Alcoa Steamship Inc.

AWAC owns and operates a shipping operation that provides transportation services to AWAC’s alumina business and to third parties, including Alcoa. Operating both owned and chartered vessels, the shipping business transports dry and liquid bulk cargoes, including bauxite, alumina, caustic soda, fuel oil, petroleum, coke and limestone.

AWAC owns seven combination carriers. AWAC operates two large carriers between Australia and the United States carrying alumina to smelters on the west coast of the United States and backfilling with raw materials such as petroleum, coke and caustic for the Australian alumina operations. AWAC operates three smaller vessels in the Caribbean carrying alumina from Suriname and Jamaica to New Orleans, on the south coast of the United States or Baltimore on the north coast of the United States. These ships are also back filled with raw materials for the Suriname and Jamaican operations. AWAC also charters carriers for the transport of bauxite, alumina and aluminium (for both AWAC and Alcoa) between its various global operations. AWAC also operates two 30,000 tonne vessels which transports alumina from the West Australian refineries to the Victorian smelters

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

iv)	Markets and Competition

The alumina market is competitive, with many active suppliers and commodity traders, although in recent times, there has been significant industry rationalisation due to the mergers of Alcoa/Inespal, Alcoa/Reynolds Metal Company and Alcan/Algroup. The majority of products are sold in the form of smelter grade alumina with about 10% of total alumina production being used to make alumina based chemicals.

Alumina supply is critical to aluminium smelter operations, and, although price is important, reliability of supply, quality and delivery are key factors in contract negotiations. Contracts for smelter grade alumina are usually for a multi-year time period. Pricing mechanisms have changed over time from primarily fixed amounts and terms to where a substantial portion of present day contracts are related wholly or in part to the price of aluminium traded on the LME. Nonetheless, the average price for alumina is less volatile than that for aluminium metal. As alumina cannot be readily stored in the open air without deterioration, the alumina market is required to operate on limited stock levels and as such, the larger the size of the alumina producer the lower the risk to the alumina purchaser of supply disruption.

Markets

AWAC sells approximately 40% of its alumina production to Alcoa’s primary smelting group, with remaining sales usually under three to five year contracts which are referenced to the LME aluminium price. A small percentage of production is sold into the spot alumina market.

More than 90% of world production of alumina is sold under long-term contracts which typically have alumina prices based on a percentage of the recent aluminium metal prices. The spot market for alumina is limited with prices tending to be volatile. The spot alumina market has a limited impact on the average realised alumina prices for AWAC.

The price paid for the AWAC production by the Alcoa smelters (excluding the Alumax smelters acquired by Alcoa in 1998) is determined by applying the average of:

•	the prices received by AWAC from the sale of alumina to unrelated third parties; and

•	the contract price paid by the Alumax smelters which has been determined as if the Alumax smelters were still unrelated to Alcoa.

Alumina produced in Australia by AWAC is shipped to its primary aluminium smelters at Point Henry and Portland in Victoria, or to overseas customers, principally in the United States, Canada, the Middle East, Europe and South Africa.

Employees

At the end of 2002, AWAC had approximately 8,480 employees in its locations compared with approximately 9,200 in 2001 and 9,800 in 2000. The number of employees by segment was

	2000	2001	2002
Alumina	7,700	7,000	6,300
Aluminium	900	1,100	1,150
Chemicals & Other	1,200	1,100	1,030

Regulatory and Environment

The possibility exists that new legislation or regulations may be adopted that may materially adversely affect AWAC’s mining operations or AWAC’s cost structure. New legislation or regulations or more stringent interpretations or enforcement of existing laws and regulations may also require AWAC’s customers to change

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

operations or incur increased costs. These factors and legislation, if enacted, could have a material adverse effect on AWAC’s, and hence Alumina Limited’s, financial condition and results of operations.

Governments extensively regulate AWAC’s mining operations. National, state and local authorities in Australia and other countries in which AWAC operates regulate the mining industry with respect to matters such as employee health and safety, permitting and licensing requirements and environmental compliance, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, and the effects that mining has on groundwater quality and availability. Numerous governmental permits and approvals and leases are required for AWAC’s mining operations. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration, expansion or production operations. Failure to comply with the laws regulating AWAC’s businesses may result in sanctions such as fines or orders requiring positive action by AWAC which may involve capital expenditure or the curtailment of operations. This relates particularly to environmental regulations.

At present, Australia does not have in place regulatory requirements to reduce greenhouse gas emissions. However, it is possible Australia will ratify the Kyoto Protocol, which would require Australia to limit greenhouse gas emissions to 8% over 1990 levels by 2008-2012. Even if the Kyoto Protocol is not ratified, the Australian Government may still introduce regulations to reduce greenhouse gas emissions to pursue achievement of the Kyoto Protocol targets. To date, the Government has, however, given no indications as to the nature or timing of any such regulations.

At present, it is not possible to predict the impact that future government regulation may have on Alumina Limited. It is possible, however, that it may increase AWAC’s capital expenditure and production costs, or may impact on methods of production, depending on the nature of the regulatory requirements introduced. Alumina Limited cannot assess the nature, magnitude or timing of such costs, including whether these costs would have a material impact on the financial performance of AWAC and, consequently, Alumina.

In February 2002, Dr Mark Cullen, Chief Medical Officer of Alcoa and Professor of Medicine and Public Health at Yale University, produced a report on the health issues associated with the Wagerup refinery. Dr Cullen concluded that, based on the known effects of plant emissions and existing data and patterns of existing data, the threat of serious injury from the refinery is negligible. Dr Cullen further stated that there has been no long-term health risk to the vast majority of Wagerup employees and, when emissions have been reduced as per Alcoa of Australia’s emission reduction programmes, short-term irritation and other chemical sensitivities should also be negligible. Dr Cullen stated that he was confident that health and safety at the Wagerup refinery is at the highest level.

Concerns have been expressed by employees and nearby residents of the Wagerup and Kwinana refineries regarding the effects of emissions from the refineries on their health and the local environment.

Alcoa of Australia has stated publicly that there has been extensive monitoring and analysis of emissions from the Wagerup liquor burner, which has confirmed that it operates below the emission levels prescribed by established health and safety and environmental limits. The results of emissions monitoring are independently audited.

Alcoa of Australia has also publicly advised that emissions from the liquor burner at Wagerup have been reduced by more than 95% since it was installed in 1996. In response to community concern, Alcoa of Australia proposed and agreed with the Western Australian Government to lower emission levels as a condition of its licence to operate. These lower levels were applicable from the end of June 2002. A capital expenditure programme of AUD 25 million was substantially completed in June 2002 in connection with achieving these reduced emission levels, and Alcoa of Australia has also embarked on a detailed emission study.

In 2001, an independent forum of medical practitioners, convened by the Western Australian Department of Health and headed by Professor D’Arcy Holman, considered the health issues associated with the emissions at the Wagerup refinery. Its report concluded that although a medical problem existed and there appeared to be an association with the refinery, the exact cause of the problem could not be identified. It noted that the refinery operated within all the regulated safety limits of emissions and the conditions of its licence at the time.

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Alcoa of Australia has acknowledged that the emissions from the Wagerup refinery have short-term health effects, such as nasal irritation. Nine current and former employees have reported suffering continuing longer term health impacts, including five with a condition known as multiple chemical sensitivity. No other long-term health effects have been reported by employees or nearby residents of Wagerup.

A programme to rehabilitate Alcoa of Australia employees who feel they have been impacted by odours or emissions from the Wagerup refinery has been implemented. Alcoa of Australia has also commenced a programme of acquiring property surrounding the Wagerup refinery from those who feel they may be affected by the refinery’s operations and has established a community consultation programme to serve as a forum for closer liaison between Alcoa of Australia and the local community.

In April 2002, the Healthwise Cancer and Mortality Study Interim Report (the “Interim Healthwise Report”) was released. The Interim Healthwise Report contains the interim findings of a long-term health study of Alcoa of Australia employees jointly conducted by Monash University and The University of Western Australia. Preliminary results of the study found that overall mortality rates were significantly lower amongst Alcoa of Australia employees than the general population, although the incidence of respiratory cancer and melanoma was slightly higher than the general population. However, the Interim Healthwise Report emphasised the preliminary nature of its findings and the small numbers involved in the study, and noted that the study is ongoing. The independent investigators and the advisory board conducting the Healthwise study have publicly expressed concern that the preliminary results of the study have been misinterpreted by third parties and stated that further research is required before strong conclusions can be reached.

C.	Organisational Structure

The “Alumina Group” consists of the parent company, Alumina Limited and its subsidiaries. Alumina is incorporated and listed in Australia. Alumina’s sole continuing businesses which are operated through AWAC include bauxite mining, alumina refining, aluminium smelting and alumina-based chemicals operated through the AWAC venture with Alcoa, Inc (“Alcoa”). While not in itself a legal entity, AWAC is the reference term given to an unincorporated joint venture commenced on January 1, 1995 by Alumina and Alcoa Inc (“Alcoa”) in combining their respective bauxite, alumina and alumina-based chemicals businesses and interests. The assets of the joint venture are held 40% by the Alumina Group and 60% by Alcoa, with the Alumina Group’s interests held through Alumina International Holdings Pty Ltd and Alcoa of Australia Ltd as described below.

•	Alumina International Holdings Pty Ltd—Incorporated in Australia this company holds all entities in the Alumina Group’s AWAC joint venture (except for Alcoa of Australia Ltd, see below) through its indirect 40% interest in each of Alcoa World Alumina LLC, Alcoa Caribbean Holdings LLC, Alumina Espanola SA, Alcoa Chemie Nederland BV, Alcoa Chemie GMBH and Abalco SA. It is wholly owned by Alumina.

•	Alcoa of Australia Ltd—Incorporated in Australia, and 39.25% owned by Alumina, this company is a significant entity in the Alumina Group’s AWAC joint venture, with integrated bauxite mining, alumina refining and aluminium smelting facilities in Australia.

The AWAC entities’ assets include the following interests:

•	99.25% of the bauxite mining, alumina refining, alumina-based chemicals manufacturing and aluminium smelting operations of Alcoa of Australia;

•	100% of the refinery assets at Point Comfort, Texas, United States (“Point Comfort”);

•	various interests in mining, refining and smelting assets in Suriname;

•	a 50% interest in mining and refining assets in Jamaica;

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

•	an 18.9% interest in the Sào Luis refinery in Brazil and its 9.6% interest in the bauxite mining operations of Mineracao Rio Do Norte, an international mining consortium. AWAC also owns disproportionate expansion rights to the Sào Luis alumina refinery;

•	100% of the alumina-based chemicals businesses in the United States, the Netherlands, Germany, and major interests in businesses in Japan and India.

•	100% of the refinery and alumina-based chemicals assets at San Ciprian, Spain;

•	A 43% interest in Halco, a bauxite mining consortium that owns a 51% interest in Compagnie Guinée; and

•	100% of the bauxite and alumina shipping operations (“Alcoa Steamship”).

As a result of the acquisition of Reynolds Metal Company by Alcoa in 2000, the following assets were integrated into AWAC in December 2002:

•	6% interest in Halco. AWAC already owned 37% of Halco which holds bauxite mining operations in Guinea.

•	5% interest in MRN. AWAC already holds 4.6% of MRN.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion of Company performance uses financial data prepared using Australian GAAP. The differences between US GAAP and Australian GAAP are discussed in Item 3A and outlined in Note 45 to the Consolidated Financial Statements. The critical accounting policies adopted by Alumina are described below.

Demerger

In November 2001, WMC Limited announced its proposal to demerge into two separate resource companies, Alumina Limited and WMC Resources Ltd. The decision to demerge followed Alcoa’s conditional proposal to acquire WMC Limited’s shares, which required board recommendation. As this proposal could not be reconciled with independent valuations, the board could not recommend Alcoa’s proposal to shareholders. Pursuant to the demerger, the Company distributed to its shareholders all the outstanding ordinary shares in WMC Resources Ltd that it previously held. Through a series of internal transactions prior to the consummation of the demerger, WMC Resources Ltd acquired the Company’s copper-uranium and fertilizer businesses, two wholly-owned finance vehicles, WMC Finance Limited and WMC Finance (USA) Limited, and exploration and development interests other than those relating to AWAC. These transfers occurred at the fair value of the assets and businesses transferred. WMC Resources Ltd also held the nickel businesses directly prior to the demerger and these businesses are now part of its group. As a result, upon consummation of the demerger, the principal assets and businesses that the Company holds consist of its interests in AWAC, including exploration and development interests associated with AWAC.

The discussion below of operating results and financial review for the 2002 year has been prepared based on the Company’s continuing operations relating to the AWAC venture, as in conjunction with the demerger, WMC Resources Ltd has generally assumed all the assets and liabilities associated with the businesses that it now holds following the demerger. The asset transfers as part of the demerger will not have an impact on Alumina Financial Statements from the end of 2002 or beyond as the assets transferred to WMC Resources Ltd were transferred at fair

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

market value and the net gain or loss was recognised in Alumina results in 2002 as part of the discontinuing operations financial performance.

Also in conjunction with the demerger, the Company’s debt facilities and borrowings were replaced with new short-term debt facilities and borrowings, most of which were assumed by WMC Resources Ltd. Alumina retained, however, A$600 million of indebtedness which by balance date had reduced to $534 million. The indebtedness is in the form of bilateral short-term credit facilities with several banks that mature in December, 2003. It is intended that this debt be refinanced during 2003.

Refer further to Section 4A for details in relation to the demerger.

Significant Accounting Policies

Alumina

Alumina’s significant accounting policies are more fully described in Note 1 to its consolidated financial statements. Given the nature of Alumina’s operations, management do not believe there are any critical accounting policies which require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates.

AWAC

AWAC’s significant accounting policies are summarized on pages 5 to 8 in the AWAC Combined Financial Statements. Some of AWAC’s accounting policies require the application of significant judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on AWAC’s historical experience, terms of existing contracts, management’s view on trends in the alumina/aluminium industry and information from outside sources.

Management believes the following critical accounting policies, among others, affect AWAC’s more significant judgments and estimates used in the preparation of AWAC’s consolidated financial statements and could potentially impact AWAC’s financial results and future financial performance.

AWAC’s critical accounting policies include those discussed below.

Property, Plant and Equipment—Property, plant and equipment are recorded at cost. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets, averaging 33 years for structures, and between 5 and 25 years for machinery and equipment. Gains or losses from the sale of assets are included in other income. Repairs and maintenance are charged to expense as incurred. Interest related to construction of qualifying assets is capitalized as part of construction costs. Depletion is taken over the periods the estimated mineral reserves are extracted

Amortization of Intangibles—Intangible assets with finite useful lives are amortized generally on a straight-line basis over the periods benefited, with a weighted average useful life of 10 years. Goodwill and intangible assets with indefinite useful lives are not amortized. Prior to 2002, goodwill and indefinite-lived intangible assets were amortized over periods not exceeding 40 years. The carrying values of goodwill and other intangible assets with indefinite useful lives are tested at least annually for impairment. If it is determined that the carrying value exceeds the fair value, an impairment loss is recognized. While management believes that these estimated asset lives are reasonable, different assumptions regarding projected commodity prices, production costs and foreign currency exchange rates could materially affect the anticipated cash flows to be generated by the economic lives of the long-lived assets, thereby affecting the rates of amortization.

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Environmental Expenditures—Expenditures for current operations are expensed or capitalized, as appropriate. Expenditures relating to existing conditions caused by past operations, and which do not contribute to future revenues, are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability may include elements of costs such as site investigations, consultant fees, feasibility studies, outside contractor expenses and monitoring expenses. Estimates are not discounted or reduced by potential claims for recovery. Claims for recovery are recognized when received. The estimates also include costs related to other potentially responsible parties to the extent AWAC has reason to believe such parties will not fully pay their proportional share. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity, and other factors that may be relevant, including changes in technology or regulations.

Recoverable value of long-lived assets

Long lived mining assets are reviewed for impairment annually and when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an asset is deemed impaired, an impairment loss is measured and recorded based on the fair value of the asset, which generally will be computed using discounted expected future cash flows. While management believes that these estimates of future cash flow are reasonable, different assumptions regarding projected commodity prices, production costs and foreign currency exchange rates could materially affect the anticipated cash flows to be generated by the long lived assets, thereby affecting the evaluation of the carrying values of the long-lived assets.

General Factors

Alumina Limited’s 40% share of AWAC’s continuing operations during the three year period to December 31, 2002 were characterized by a focus upon:

•	continuing to match production to market conditions

•	expansion of existing operations through brownfield expansions and increasing capacity through operational improvements gained by de-bottlenecking operations and improving efficiencies;

•	continued cost reductions at operations

Alumina’s financial and operational performance and prospects are influenced by a number of factors which predominately result from its 40% interest in AWAC. The following is a discussion of the key factors which affect AWAC and Alumina’s business and financial performance.

Commodity prices

AWAC sells products which are commodities and its financial performance is significantly influenced by the prices it obtains for these products and in particular the LME price of primary aluminium. The price of a commodity is generally determined, or linked to, the price for the product in question in the world markets. World commodity prices are subject to changes in supply and demand, and characterized by significant fluctuations. The volatility of commodity prices means that the sales revenues (and absent mitigating factors, profit) generated by sales of AWAC products can vary considerably from period to period, even where production levels and costs remain constant.

Fluctuations in the A$/US$ Exchange Rate

The world commodity prices for the products AWAC sells are denominated in, or linked to, the US$. By contrast, a significant portion of AWAC’s costs are denominated in Australian dollars and Alumina’s accounts are prepared in A$. As a consequence, fluctuations in the rate of exchange between the US$ and A$ may have an effect on

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

the financial results of Alumina. Absent mitigating factors such as foreign currency hedging, an appreciation of the US$ relative to the A$ increases the value of sales revenues in A$ as compared to costs and has a positive impact on profit. A depreciation in the US$ as compared to the A$ decreases the value of sales revenue in A$ to costs and exerts negative pressure on profit. Alcoa of Australia does contribute the majority of AWAC’s earnings. However, for those refineries outside Australia, a portion of their costs are denominated in the local currency and movements in those currencies relative to the US$ will have an effect on the financial results of Alumina.

Production Costs

Changes in AWAC’s costs have a major impact on its profitability. AWAC’s mining, refining and smelting operations are subject to conditions beyond its, or Alumina Limited’s control that can delay deliveries or increase costs for varying lengths of time.

Certain costs are also affected by government imposts and regulations in countries in which AWAC operates. AWAC’s costs depend upon efficient design and construction of mining, refining and smelting facilities and competent operation of those facilities.

Changes to Sales Agreements

AWAC’s revenue from existing sales agreements depends on a variety of factors, such as price adjustments and other contract provisions. The modification or termination of a substantial portion of AWAC’s sales agreements could change its results and financial performance.

Regulatory Environment

The costs, liabilities and requirements associated with the regulations may be costly and time-consuming and may delay commencement or continuation of exploration, expansion or production operations. Of particular importance in Australia is the impact of environmental regulations and carbon tax/greenhouse gas regulations. The possibility exists that new legislation or regulations may be adopted that may materially adversely affect AWAC’s operations or cost structure.

Political Risk

AWAC operates in a number of countries, some of which have a higher political risk than Australia. Political activities in these countries may be destabilising and disruptive to AWAC’s operations. The impact of any such disruption could range from a minor increase in operating costs or taxes to material adverse impact such as the closure of an operation.

Development of Projects and Production Performance

AWAC’s ability to sustain or increase its current level of production, and therefore its (and hence Alumina Limited’s) potential revenues and profits, in the medium to long-term is partly dependent on the development of new projects and on the expansion of existing operations.

Alumina Limited’s Cash Flows

Alumina Limited’s profit and cash flows will be generated, at least initially, primarily from distributions made by AWAC, by way of dividend or capital return. The Strategic Council determines the timing and magnitude of AWAC dividends and capital returns, subject to the relevant provisions of the AWAC Agreements. Alumina Limited cannot unilaterally determine AWAC’s dividend policy or the quantum or timing of dividends to be paid by AWAC. However, the practice of AWAC, confirmed by the Strategic Council in September 2002, has been to distribute 100%

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

of cash flow from the AWAC entities. Alumina expects AWAC to continue this practice while it is consistent with the prudent financial management of AWAC.

2002 Performance Compared to 2001

Overview—Alumina

Alumina’s consolidated net profit after tax from continuing operations was A$209.7 million for the year ended December 31, 2002 compared with A$281.4 million for the year ended December 31, 2001. Weakening alumina and aluminium prices were the major contributor to the reduced profits in 2002 offset by the impact in 2001 from AWAC’s non-recurring write offs and provisions associated with the refining and chemicals assets of A$88.0 million before tax.

The contribution to profit before tax from AWAC was A$352.9 million, compared to A$476.5 million in 2001. Alumina’s net profit after tax included $6.9 million of general administrative costs, being interest ($0.6 million) and overhead costs ($6.3 million). The interest expense reflects the borrowing costs for Alumina for the period subsequent to the Demerger date of 11 December 2002 to balance date. A substantial portion of the Company’s debt that existed prior to the Demerger was assumed by WMC Resources.

Net cash inflow from operating activities from continuing operations for 2002 was A$272.6 million, compared to A$373.6 million in 2001. Key factors impacting the net cash flow from operations was the decrease of A$96.0 million in dividends from AWAC to Alumina to A$281.0 million.

•	Cash outflow relating to investing activities from continuing operations was A$72.9 million, compared to no outflow in 2001. Alumina contributed cash for its share of the 6% interest in Halco of A$24.2 million and for the 5% interest in MRN contributed A$48.7 million.

Net cash flow outflow from financing activities for continuing operations decreased to A$223.3 million, compared to A$328.8 million in 2001. Key changes were:

•	dividends paid to the Company’s shareholders decreased to A$199.7 million in 2002 from A$396.4 million in 2001; and

•	proceeds from the issue of shares decreased to $38.6 million in 2002 from A$67.6 million in 2001.

With the demerger of WMC Limited in December 2002 into WMC Resources and Alumina Limited, the net assets of Alumina has decreased to A$1,153.5 million from A$4,844.4 million in 2001. Following the demerger, Alumina Limited’s principal asset is its investment in AWAC offset in part by interest bearing liabilities.

Shareholders’ equity in 2002 also decreased as a result of the demerger of WMC Limited which involved a return of capital on demerger of $3.1 billion.

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview—AWAC

2002 Performance Compared to 2001 Performance

US GAAP (US$ million)

	2001 Full Year	2002 Full Year
Total Sales

Third-party sales	2,050.8	1,940.0

Related party sales	1,070.7	936.7

Total Sales	3,121.5	2,876.7

Net Income (after tax)	407.9	363.6

AWAC’s 2002 sales revenue of US$2,876.7 million (including sales to parties related to AWAC of US$936.7 million) was 7.8% lower than 2001 sale revenue of US$3,121.5 million (including sales to related parties of US$1,070.7 million). The principal reasons for this decrease in sales revenue in 2002 were the deterioration in the aluminium LME price of US$0.61/lb compared to an average LME aluminium price of $US$0.65/lb in 2001. The pricing of alumina sales is linked to LME price of aluminium. Offsetting this in part was higher alumina and aluminium production volumes and some long-term alumina sales contracts that mitigated the effect of the falling LME prices. Alumina production increased by 3.4% to 12.3 million tonnes resulting from the first full year of expanded production at San Ciprian (220,000 tonnes of extra capacity) and returning to normal production levels at Jamalco after a strike in the fourth quarter of 2001. Aluminium production increased by 1.0% from 373,000 tonnes in 2001 to 374,000 tonnes in 2002 with record production achieved at Portland in the second half of 2002. The following table shows AWAC’s production information for the 2001 and 2002 years.

AWAC Historical Production (100%) and LME Aluminium Price

AWAC Production Performance	2001 Full Year	2002 Full Year
Alumina Production (million tonnes)	11.9	12.3

Aluminium Production (‘000 tonnes)	374	378

LME Aluminium Price (US$/lb)	0.65	0.61

AWAC’s net income of US$363.6 million in 2002 represented a decrease of 10.1% compared to its net income of US$407.9 million in 2001. The 2001 result was impacted by the write downs of AWAC refining and chemical assets and associated provisions net of tax of US$64.2 million. Eliminating the effect of these write downs, AWAC’s operating profit would have decreased by US$108.5 million, or 23.0% in 2002 compared to 2001. The decline in 2002 was due largely to the price factors discussed above offset partially by increased alumina sales volumes. The total costs of sales for 2002 was similar to 2001 as a result increased production from Jamalco after resolution of the labour dispute offset by increased production from the higher cost facility at Pt Comfort.

Although the aluminium price recovered from the low of US$0.56/lb achieved in November 2001, factors such as poor market sentiment resulting from sluggish US and European economic growth, a downturn in equity markets, anticipation of higher exports of aluminium production from China and the increasing level of aluminium stocks prevented the aluminium price breaking through the US$0.66/lb level in 2002. The aluminium market showed an improving trend in early 2002, but weakened in response to deterioration in the global economic outlook. This weakness was reflected in lower aluminium prices in the second half of 2002.

The alumina price received in 2002 was also lower than 2001 as most of AWAC’s long term contracts include terms with pricing components linked to LME aluminium prices. The alumina market has tightened in 2003, with spot prices currently in excess of long-term contract prices. Most producers, including AWAC, sell the bulk of production under long-term contracts. The market outlook for alumina and aluminium in 2003 remains uncertain. Net cash inflow

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

from operating activities for 2002 was US$516.2 million, compared to US$574.7 million in 2001. The 10% decrease in 2002 was primarily due to lower aluminium prices realized and the resulting impact on alumina prices.

Net cash outflow from financing operations decreased to US$419.3 million, compared to US$481.6 million in 2001. Key changes were:

•	Decrease in the amount of dividends paid to partners of US$150.8 million to US$391.0 million resulting from lower profits in 2002 and the inclusion in 2001 of a delayed dividend from 2000.

•	Decrease in the amount of debt by US$68.9 million compared to an increase in 2001 of US$60.1 million.

•	Contribution by partners of capital contribution of US$41.0 million in 2002 from the incorporation into AWAC of a further 5% interest in MRN and a further 6 per cent interest in Halco. The US$41.0 million is the cash contributed by Alumina Limited for its share of these assets whilst Alcoa contributed the assets.

Net cash outflow from investing activities decreased to US$102.4 million, compared to US$111.5 million. The US$9.1 million lower outflows is due to the inclusion in 2002 of US$11.0 million of subsidiaries sales of which the main item was the sale of St Croix refinery.

2001 Performance Compared to 2000

Overview—Alumina

Alumina’s consolidated net profit after tax from continuing operations was A$281.4 million for the year ended December 31, 2001 compared with A$366.9 million for the year ended December 31, 2000.

The weakness in the global aluminium market resulted in AWAC taking a charge for the write down of AWAC refining and chemical assets and associated provisions of A$80.9 million after tax (Alumina share).

The contribution to profit before tax from AWAC was A$476.5 million, compared to A$576.4 million in 2000. The 17.3% decrease in 2001 was attributable to non-recurring write offs and provisions associated with the refining and chemicals assets of A$88.0 million before tax and lower alumina sales and volumes. Despite lower production volumes in 2001 and weaker alumina and aluminium prices, the profit from AWAC before the asset write offs reflected a 1.3% increase as a result of the cushioning effect of long term sales contracts on revenue and the benefit of the lower Australian dollar/US dollars exchange rate.

Net cash inflow from operating activities from continuing operations for 2001 was A$373.6 million, compared to A$272.1 million in 2000. Key factors impacting the net cash flow from operations were dividends from AWAC which increased by A$102.6 million to A$377.0 million.

Net cash flow movements relating to financing activities from continuing activities improved to an outflow of A$328.8 million, compared to a A$746.8 million outflow in 2000. Key drivers were:

•	there were no payments for the buyback of ordinary shares during 2001, compared to an outflow of A$417.4 million in 2000.

•	dividends paid increased to A$396.4 million in 2001 from A$350.5 million in the previous year; and

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Total net assets (including amounts relating to discontinuing operations) increased to A$4,844.4 million from A$4,676.2 million in 2000, despite a decrease in total assets to A$10,012.3 million from A$10,371.2 million in 2000. The increase in net assets reflects the significant reduction in borrowings during 2001, offset by the sale of assets.

Key factors in the decrease in total assets of A$358.9 million were:

•	lower investment in associates by A$127.5 million due to dividend receipts exceeding Alumina’s share of AWAC equity profits; and

•	higher deferred tax asset balances of A$303.7 million, compared to A$181.8 million in 2000, due to an increase in tax losses brought to account.

Alumina’s liabilities for 2001 decreased to A$5,158.9 million, down from A$5,681.5 million in 2000. The decrease was attributable to:

•	the net repayment of borrowings of A$778.3 million in 2001 compared with a net repayment of A$37.7 million in 2000;

•	the recognition in 2001 of A$111.0 million of deferred realized hedge profits from the 1998 gold hedge close out;

•	a lower dividend provision;

•	offset by an increase in hedging creditors as a result of commodity and currency price movements of A$327.1 million.

Shareholders’ equity in 2001 increased to A$4,844.4 million, up from A$4,676.2 million in 2000. The increase was attributable to net income of A$401.7 million, net foreign currency adjustments to comprehensive income of A$19.8 million and employee share issues of A$67.6 million, offset by dividends paid and provided of A$320.9 million.

Overview—AWAC

2001 Performance Compared to 2000 Performance

US GAAP (US$ million)

	2000 Full Year	2001 Full Year
Total Sales

Third-party sales	2,523.8	2,050.8

Related party sales	1,100.1	1,070.7

Total Sales	3,623.9	3,121.5

Net Income (after tax)	618.8	407.9

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AWAC’s 2001 sales revenue of US$3,121.5 million (including sales to parties related to AWAC of US$1,070.7 million) was 13.8% lower than 2000 sales revenue of US$3,623.9 million (including sales to related parties of US$1,100.1 million). The principal reasons for this decrease in sales revenue in 2001 were the deterioration in the aluminium LME price US$0.65/lb compared to a average LME aluminium prices of US$0.70/lb in 2000, and lower production volumes. The pricing of alumina sales is linked to LME price of aluminium. Production volumes of alumina fell approximately 10.5% from approximately 13.3 million tonnes in 2000 to approximately 11.9 million tonnes in 2001 resulting from the permanently closure of St Croix refinery, Pt Comfort producing at one-third capacity during the second half of 2001 due to market conditions and a labour strike at Jamalco in the fourth quarter. Offsetting these factors in part were some long-term sales contracts that mitigated the effect of the falling LME prices and higher aluminium sales volumes as a result of higher aluminium production volumes. Aluminium production increased by 8.4% from 344,000 tonnes in 2000 to 374,000 tonnes in 2001, the major impact was the inclusion of an extra 10% share of Portland’s volume after the purchase of Eastern Aluminium 10% interest in Portland in the third quarter of 2000. The following table shows AWAC’s production information for the 2001 and 2000 years.

AWAC Historical Production (100%) and LME Aluminium Price

AWAC Production Performance	2000 Full Year	2001 Full Year
Alumina Production (million tonnes)	13.3	11.9

Aluminium Production (‘000 tonnes)	344	374

LME Aluminium Price (US$/lb)	0.70	0.65

AWAC’s net income of US$407.9 million in 2001 represented a decrease of 34% compared to its net income of US$618.8 million in 2000. The 2001 result was impacted by the write downs of AWAC refining and chemical assets and associated provisions net of tax of US$64.2 million. Eliminating the effect of these write downs, AWAC’s net income would have decreased by US$146.7 million, or 23.7% in 2001 compared to 2000. The price and alumina volume factors discussed above were the main factors for the lower result.

The benchmark aluminium price equalled the five year high of US$0.79 per pound in February 2001. The price then proceeded to decline progressively throughout the 2001 year as the economic outlook deteriorated with the events of September 11 providing further downward pressure on prices with expectations of a slow down in the US economy.

Net cash inflow from operating activities for 2001 was US$574.7 million, compared to US$846.0 million in 2000. The 32% decrease in 2001 was primarily due to lower aluminium prices realized and the resulting impact on alumina prices.

•	Net cash outflow from financing operations decreased to US$481.6 million, compared to US$630.9 million in 2000. Key changes were:

•	Higher dividends paid to partners of US$104.7 million to US$541.8 million due to the inclusion of a dividend in 2001 delayed from 2000.

•	Increase in the amount of debt by US$60.1 million compared to a decrease in 2000 of US$193.6 million.

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Net cash outflow from investing activities decreased to US$111.5 million, compared to US$239.2 million. The US$127.7 million lower outflows are due to US$28.4 million lower capital expenditure and the purchase in 2000 of Eastern Aluminium’s 10% interest in Portland.

New Accounting Pronouncements

New accounting pronouncements discussed below may impact the financial statements of Alumina, including the equity accounted results of the AWAC investment.

Australian Accounting Standards Board

The Australian Accounting Standards Board (“AASB”) has issued or revised certain Accounting Standards which are not effective for the fiscal periods reported upon in the consolidated financial statements. The impact or potential impact for Alumina is discussed below.

AASB 1020, “Income Taxes” was issued in December 1999. It will be effective for Alumina in 2005. Alumina is currently assessing the impact of adopting this standard on its financial report.

AASB 1028 “Employee Benefits” was revised in June 2001. It will be effective for Alumina in 2003. Adoption of this standard is not expected to have a significant impact on the Alumina’s financial position or results.

Alumina adopted the following standards on January 1, 2002. There was no material impact on the financial statements of Alumina as a result of adoption.

AASB 1005 “Segment Reporting” was revised in August 2000. It was effective for Alumina in 2002. This standard relates to disclosure requirements.

AASB 1042, “Discontinuing Operations” was issued in August 2000. It was effective for Alumina in 2002. This standard relates to disclosure of discontinued operations.

AASB 1027 “Earnings per Share” was revised in October 2000 and further amended in June 2001. It was effective for Alumina in 2002.

AASB 1012 “Foreign Currency Translation” was revised in November 2000. It was effective for Alumina in 2002.

AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets” was issued in October 2001. It was adopted early by Alumina effective January 1, 2002. Adoption of this standard did not have a significant impact on the Company’s financial position or results, except that a provision is not raised for any dividend declared after balance date but before directors’ adoption of the financial report. Any such declaration will be disclosed in the notes.

Financial Accounting Standards Board

The Financial Accounting Standards Board has issued certain Statements of Financial Accounting Standards which are not effective with respect to AWAC and therefore Alumina for the fiscal years presented in the consolidated financial statements. The impact or potential impact for both AWAC and Alumina is discussed below.

SFAS No. 143 “Accounting for Asset Retirement Obligations” was issued in 2001. It will be effective for Alumina Limited in 2003. The statement requires an asset retirement obligation and a matching asset to be brought to account (calculated at a discounted present value) at the initial point the liability is incurred, generally when the mine is first commenced. The cost of the obligation as a result of the reduction of time are to be treated as interest. Alumina is currently assessing the impact of adopting this standard.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. The statement requires that costs associated with exit or disposal activities are recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs include lease termination costs

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

and certain employee severance costs associated with a restructuring, discontinued operations or other exit or disposal activity. The impact of SFAS No. 146, which is effective for exit or disposal activities initiated after December 31, 2002 is being assessed. The cumulative impact on the statement of financial performance upon adoption of FAS 143 is expected for Alumina Limited to be an income of approximately US$5.6 million under US GAAP. Management are in the process of determining any implications under Australian GAAP.

In April 2003 the Financial Accounting Standards Board (FASB) issued Statement No. 149 (“SFAS 149”), Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FIN 45 and (4) amends certain other existing pronouncements.

SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003.

The provisions of SFAS 149 that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. SFAS 149 should be applied prospectively.

The Company does not expect that the adoption of this Statement will have a material impact on its results of operations and financial position.

In May 2003 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150 (“SFAS 150”), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position.

SFAS 150 affects an issuer’s accounting for three types of freestanding financial instruments, namely:

•	Mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

•	Financial Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its equity shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

•	Unconditional obligations that can be settled with equity shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s equity shares.

SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety.

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable.

SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted.

Alumina is currently evaluating the impact of SFAS 150 on its results of operations and financial position.

Alumina adopted the following standards on January 1, 2002. There was no material impact on the financial statements as a result of adoption.

SFAS No. 141 “Business Combinations” which addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16 “Business Combinations”, was issued in June 2001 and is effective for business combinations initiated after 30 June 2001. It bans pooling-of-interest mergers and requires the use of the purchase method. Australian GAAP already requires the use of the purchase method in business acquisitions, so adoption of this standard did not have a significant impact on the Alumina’s financial position or results.

SFAS No. 142 “Goodwill and Other Intangible Assets”, which supersedes APB Opinion No. 17, was also issued in June 2001 and is effective for Alumina in 2002. It addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements Amortization of goodwill and indefinite-lived intangible assets ceases and is replaced by impairment tests. Adoption of this standard improved Alumina’s annual results by approximately A$17.7 million consequent on the cessation of amortization of equity accounted goodwill.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement supersedes SFAS No. 121 and the accounting and reporting provisions of APB Opinion No.30. This statement will require one accounting model be used for long-lived assets to be held and used or disposed of by sale, whether previously held and used or newly acquired, and will broaden the presentation of discontinued operations to include more disposal transactions. Alumina adopted SFAS 144 on January 1, 2002 and it did not have a material impact on Alumina’s financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No.13, and Technical Corrections”. The standard rescinds FASB Statements No. 4 and 64 that deal with issues relating to the extinguishment of debt. The standard also rescinds FASB Statement No. 44 that deals with intangible assets of motor carriers. The standard modifies SFAS No.13, “Accounting for Leases”, so that certain capital lease modifications must be accounted for by lessees as sale-leaseback transactions. Additionally, the standard identifies amendments that should have been made to previously existing pronouncements and formally amends the appropriate pronouncements. SFAS No. 145 is effective for fiscal years beginning after 15 May 2002 with earlier adoption encouraged. Alumina adopted SFAS No. 145 for the year ended December 31, 2002. The adoption of this statement did not have a material impact on Alumina’s financial position or results of operations.

In December 2002, the FASB issued SFAS 148 “Accounting for Stock Based Compensation”. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for the Company’s year ended December 31, 2002. Alumina’s adoption of this pronouncement did not have an impact on financial condition or

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

results of operations. Alumina has adopted the disclosure requirements of this procurement. Additionally, Alumina has not adopted the fair value accounting section of this procurement and will continue to account for options in accordance with APB 25 and the SAP’s in accordance with FIN 28 for the difference between quoted market value and option price at each balance sheet date.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No.51. requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. Alumina adopted FIN 46 for the year ended December 31, 2002. The adoption of this statement did not have a material impact on Alumina’s financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded. The disclosure requirements are effective for fiscal year 2002 and have been included in the Combined Financial Statements. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company adopted this interpretation effective January 1, 2002 and it did not have a material impact on the Alumina’s financial position or results of operations.

B.	Liquidity and Capital Resources

The ability of Alumina and its subsidiaries to generate cash internally is influenced by the following major factors:

(i)	the level of world commodity prices and exchange rates to which AWAC’s revenue is substantially exposed;

(ii)	the level of sales and cost performance by AWAC;

(iii)	the level of dividends received from AWAC; and

(iv)	the level of capital expenditure required by AWAC to develop new projects or maintain or expand existing operations.

These factors will continue to influence Alumina’s liquidity and capital resources in future years.

In addition, because Alumina is a holding company that does not conduct any material operating businesses, its ability to pay dividends and meet other obligations is dependent in large part on, and may be limited by, the level of dividends received from its subsidiaries and investments.

AWAC finances its activities from cash flow of the affiliated operating entities and from borrowings. The AWAC Agreements limit leveraging to a maximum ratio of debt (net of cash) to total capital of 30% (a super majority vote of the Strategic Council is required to exceed this limit). Alumina expects that AWAC would use its borrowing capacity or available cash flow to meet its financing needs, such as funds needed for expansion commitments. Should the aggregate annual capital budget of AWAC require an additional contribution from Alumina Limited and Alcoa, the parties contribute their proportionate share subject to the provisions set out in the AWAC Agreements.

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Alumina’s capital structure is such that it was planned, as part of the demerger, to have gross assets of approximately $1.7 billion and $600 million of debt. The level of debt and its maturity was planned as part of the Company’s demerger. It is short term bank debt with the facilities expiring in December 2003. It is intended that this debt will be refinanced during 2003 to provide a spread of maturity dates over the short and medium term and be provided from a number of capital providers and markets.

The Company’s policy is to distribute to shareholders, to the extent practicable, all fully franked dividends received from AWAC. Should AWAC require a capital contribution from Alumina and Alcoa, Alumina would fund its contribution through cash, debt facilities or equity capital.

Funds generated from discontinuing and continuing operating activities were A$602.6 million for the year ended December 31, 2002, compared with funds generated from discontinuing and continuing operating activities of A$954.7 million in 2001. This decrease was due to lower revenue due to inclusion of 11 months of operations of the previously wholly owned WMC Resources Group, lower dividends from associates offset by lower borrowing costs and higher proceeds from the close out of interest rate swaps. Funds generated from discontinuing and continuing operating activities in 2002 were 37% lower than in 2001.

Working capital was negative A$512.8 million at December 31, 2002, compared to negative working capital of A$311.1 million in 2001. The negative working capital is attributable to debt classified as current. That debt is expected to be refinanced during 2003. The structure of the working capital from 2001 is fundamentally different to that of 2002 due to the previous inclusion of the WMC Resource minerals group. Consequently, analysis of the movement from 2001 to 2002 has little significance. Alumina believes this amount of debt is adequate for the current levels of activity.

Gross debt was A$534.8 million at December 31, 2002 and A$2,322.0 million at December 31, 2001. During 2002, net repayment of borrowings amounted to A$149.5 million, compared with net repayments of A$778.3 million in 2001. The decrease in borrowings during 2002 was a result of the demerger. Prior to the demerger, WMC Limited borrowed through its subsidiaries, WMC Finance Limited and WMC Finance (USA) Limited. These subsidiaries were transferred to WMC Resources as part of the demerger. New facilities were arranged for both WMC Resources and Alumina with Alumina retaining A$534.8 million of debt.

The maturity of debt is outlined in Note 27 in the Consolidated Financial Statements. The maturity of cross currency swaps is outlined in Note 35 (B) to the Consolidated Financial Statements. The key funding principles inherent in Alumina’s Treasury policies are:

•	Conservative levels of debt should be maintained over the longer term to ensure that the Company’s activities and growth are not debt constrained.

•	Debt should be sourced from the most competitively priced source, although this needs to be balanced against having a diversity of sources and a managed maturity portfolio.

•	Debt tenor and currency should reflect asset life and currency exposure. A core amount of long-term debt should be retained with the balance in short-term and medium-term debt due to its lower cost and repayment flexibility.

•	Project finance should be utilised where warranted by risk management considerations (country or project specific).

•	Where foreign currency assets are acquired, raising debt in that currency should be examined to achieve a balance sheet hedge and reduce foreign exchange translation exposures.

•	Interest costs should be minimised if Alumina does not have assessable income for tax purposes.

Cash and current investments net of bank overdrafts was A$23.2 million at December 31, 2002 compared with A$214.2 million at December 31, 2001. Net debt was A$511.6 million at December 31, 2002 and A$2,107.6 million at

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

December 31, 2001, with the majority of the debt in the WMC Limited group forming part of the demerged entity, WMC Resources.

Net borrowings reduced by A$149.5 million and dividends of A$199.7 were paid. When the year ended December 31, 2002 is compared to 2001, and after allowing for exchange rate effects, cash and short-term investments, net of overdrafts, decreased by A$191 million.

Available sources of liquidity were represented by unused bank facilities at December 31, 2002 of A$165.2 million, as compared to A$718.2 million at December 31, 2001. The significant decrease is due to the reduction in funding requirements for the Alumina continuing operations post demerger compared to that of the discontinued minerals business. Alumina considers the level of unused bank facilities to be appropriate to meet the Company’s requirements.

Capital expenditure for continuing operations was A$72.9 million for the year ended December 31, 2002, nil million for the year ended December 31, 2001 and A$nil million for the year ended December 31, 2000. The capital expenditure in 2002 was Alumina’s contribution to AWAC for the acquisition of Halco and MRN shares.

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

An analysis of Alumina’s contractual and commercial commitments is set out in the table below.

	Amount of Commitment—December 31, 2002
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(A$ million)
Short term debt	534.8	534.8	—	—	—
Total on-balance sheet contractual obligations	534.8	534.8	—	—	—

	Amount of Commitment—December 31, 2002
Other Commercial Commitments	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(A$ million)
Operating lease commitments	0.2	0.1	0.1	—	—

Operating lease commitments relate to the corporate office facilities in Australia.

The cash flow of AWAC and borrowings by AWAC are the preferred source of funding for the needs of AWAC and have, since AWAC’s formation, been the source of funding it has used. There is the potential to expand production at several of AWAC’s operations and the source of funding for any such expansion is yet to be considered. AWAC may make an annual capital request of up to US$1 billion following a decision by a majority vote of the Strategic Council—of which Alcoa Inc. has the majority of votes.

Alumina provided a guarantee in 1998 for foreign exchange transactions and gold derivative transactions undertaken by its wholly owned subsidiary at that time, WMC Finance Ltd (“WMCF”). WMCF was sold to WMC Resources Ltd as part of the demerger and is no longer a subsidiary of Alumina. That guarantee continues to be applicable for foreign exchange and gold derivative transactions, entered into by WMCF and Union Bank of Switzerland, which have maturity dates from 2003 to 2008 and a negative mark to market value of A$137.6 million at 31 December 2002. Alumina has rights to obtain additional credit support if WMC Resources Ltd’s credit rating is lower than BBB (and it would not cause a breach of WMC Resources Ltd’s debt obligations). Alumina is also indemnified by WMC Resources Ltd in relation to this guarantee.

Prior to the demerger, WMC Finance (USA) Limited (“Finance USA”) (a wholly-owned subsidiary of WMC Resources) had approximately US$800 million of long dated bonds issued in four separate tranches (having maturities in 2003, 2006, 2013 and 2026), on issue (“the US Bonds”)

The obligations of Finance (USA) under the US Bonds were guaranteed by Alumina. In connection with the demerger, Finance USA tendered to repurchase the US Bonds remaining outstanding. The aggregate amount of outstanding bonds not repurchased was comprised as follows of:

•	US Bonds due 15 November 2003—US$19,216,000

•	US Bond due 1 December 2006—US$750,000

•	US Bonds due 15 November 2013—US$3,658,000

•	US Bonds due 1 December 2026—US$115,000

These outstanding US Bonds continue to be guaranteed by Alumina. The duration of the guarantee is unlimited, and continues as long as amounts are outstanding under the US Bonds.

2002 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Under the demerger deed Alumina and WMC Resources indemnify each other in respect for certain liabilities. Alumina would be entitled to reimbursement from WMC Resources for amounts paid by Alumina under the guarantee in respect of the US Bonds.

Alumina guarantees the performance by WMC Finance of its obligations under a Revolving Facility of US$600 million (drawn A$590 million and US$90 million) with various banks and a term facility of US$500 million (drawn A$450 million and US$230 million between WMC Finance and various banks. The US$500 million term facility was terminated during 2003. Alumina will be automatically released from its obligations under the guarantees of these facilities on Implementation provided that no event of default of potential event of default exists and the Agent receives the relevant certificate. Implementation, for this purpose, is the date on which the transfers of shares in each of WMC Finance, ODC, Fertilizers and WMC Resources International Pty Ltd are stamped and registered. Stamping and registration of those transfers is in progress and expected to be completed in 2003.

Under the demerger deed, WMC Resources indemnifies Alumina in respect of certain liabilities of the WMC Resources group of companies. Alumina would be entitled to reimbursement from WMC Resources for amounts paid by Alumina under the guarantee in respect of the Revolving Facility.

Pursuant to a Power Purchase Agreement dated 27 November 1998 between WMC Resources, WMC Limited (as it then was) and Southern Cross Energy, Alumina has undertaken to provide Southern Cross Energy with a guarantee or letter of credit for WMCR’s payment for power in the event that WMCR’s gross assets fall below $250 million in any year.

C.	Trend Information

Relevant industry and market trends are discussed for Alumina as a whole and for each business segment in Item 5A “Operating Results”.

2002 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The business of Alumina is managed by a Board of Directors which, in accordance with Alumina’s Constitution, may have not fewer than three nor more than 12 members.

Directors of Alumina are classified as either executive or non-executive Directors, with the former being those Directors engaged in full-time employment by Alumina.

As at December 31, 2002, the Directors of Alumina were:

Name	Position	Summary	Initially Elected or Appointed a Director	Age	Expiry of Current Term
Executive Directors

John Marlay	Chief Executive Officer	Joined WMC in August 2002, following role as Head of Strategy for RMC Group plc in London. Mr Marlay was previously Executive General Manager Business Integration, Hanson plc from 2000-2001, and Executive General Manager, Europe for Pioneer International Ltd from 1997-2000. He has held senior management roles with James Hardie Industries Limited and Esso Australia Ltd.	December 2002	53	(4)

Non-Executive Directors

Donald M. Morley(1)(2)(3)	Chairman	Former Director of WMC as the Director of Finance from 1983 until April 2001, Chief Financial Officer from April 2001-April 2002 and an Executive Officer of WMC from May 2002 to October 2002. Mr Morley retired from his executive duties on October 31, 2002.	December 2002	63	(4)

Peter A.F. Hay(1)(2)(3)	Director	Chief Executive Officer and member of the board, and former National Executive Chairman, of the national law firm Freehills; Director of Pacifica Group Limited; and former Chairman of the board of Freehill Hollingdale & Page (Melbourne).	December 2002	52	(4)

Ronald J. McNeilly(1)(2)(3)	Director	Deputy Chairman BHP Steel Limited; Executive Director Global Markets BHP Billiton Limited from 2001-2002; Executive Director and President BHP Minerals from 1999-2001; Chairman Ausmelt Limited and Deputy Chairman of Worley Limited; Director G.H. Michell Holdings Pty Ltd; Chairman Melbourne Business School Limited; Past Director of BHP Billiton Limited, QCT Resources Limited and Tubemakers of Australia Limited.	December 2002	59	(4)

2002 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Name	Position	Summary	Initially Elected or Appointed a Director	Age	Expiry of Current Term
Mark R. Rayner(1)(2)(3)	Director	Chief Executive Officer of Comalco Limited from 1978-1989, Deputy Chairman of Comalco Limited from 1989 to 1997, Executive Director of CRA Ltd from 1989 to 1993, Director of Pasminco Limited from 1989 to 2003 and Chairman from 1992 to 2003; Director of Mayne Nickless Limited from 1995 to 2002 and Chairman from April 1997-2002; Director of Boral Ltd since February 1996; Director of National Bank Limited from 1985-2001 and Chairman from 1997-2001.	December 2002	65	(4)

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nomination Committee
(4)	As explained in Section C, Directors are subject to retirement by rotation. Donald M. Morley was re-elected as a director at the Company’s annual general meeting on May 2, 2003. At least one of the other 3 non-executive directors is subject to retirement by rotation at the 2004 annual general meeting and the remaining 2 non-executive directors would be subject to retirement by rotation at the 2005 annual general meeting.

In addition to the Chief Executive Officer, executive officers appointed by and reporting to the Chief Executive Officer are responsible for the day to day running of the business. As at December 31, 2002, the executive officers were:

Executive Officer	Position in 2002	Summary of Experience	Appointed as Executive officer
Robert D.J. Davies	Chief Financial Officer	Responsible for finance and treasury, investor relations and tax. Mr Davies was with WMC for over six years and his most recent position was General Manager—Treasury and Tax and also was responsible for investor relations and risk management. Mr Davies also previously held the position of Treasurer at WMC and has held various corporate and operations finance roles over a 20 year period with Utah International and then BHP in Canada, the US, Chile and Australia.	December 2002

Stephen Foster	General Counsel & Company Secretary	Responsible for legal, company secretarial, shareholder services, insurance and human resources, joined WMC Limited in November 2002 following more than three years with Village Roadshow Ltd as Business Affairs Manager (Projects). Mr Foster previously held legal positions with WMC’s Legal and Treasury department from 1990-1999 and with Arthur Robinson & Hedderwicks (now Allens Arthur Robinson) from 1987-1990.	December 2002

2002 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

B.	Compensation

For the year ended December 31, 2002, the aggregate amount of compensation paid and accrued to the WMC Directors and executive general managers of Alumina was A$21,402,850 (compared to A$11,382,538 in 2001 and A$9,751,658 in 2000). This amount includes retirement allowances of A$9,320,258 paid to either Non-Executive or Executive Directors who retired from office during the period January 1, 2002 to December 31, 2002. This amount also includes A$452,856 (A$582,116 in 2001) in pension benefits in the Superannuation Scheme for Directors and members of administrative, supervisory or management bodies. There are no other contingent or deferred compensation arrangements accrued for our executives or directors. The remuneration of individual directors and executive general managers is presented in the tables below.

Non-executive directors remuneration January to December 2002	Director’s fee(1) $	Other(2) $	Total $
Current Non-executive directors
Donald M. Morley (from 11/12/02)	17,708	1,604	19,312
Peter A. F. Hay (from 11/12/02)	7,083	610	7,694
Ronald J. McNeilly (from 11/12/02)	7,083	610	7,694
Mark R. Rayner (from 11/12/02)	7,083	610	7,694
Former Non-executive directors
C-E Tommie Bergman (until 11/12/02)	130,464	11,217	141,681
Ian G.R. Burgess (until 11/12/02)	213,568	18,161	231,730
Adrienne E. Clarke (until 11/12/02)	76,083	6,546	82,629
Peter J. Knight (until 11/12/02)	76,083	6,720	82,803
David E. Meiklejohn (until 11/12/02)	53,657	4,777	58,434
M John Phillips (until 18/6/02)	38,267	232,239	270,506
Roger A. G. Vines (until 11/12/02)	76,083	6,633	82,716
Ian E. Webber (until 11/12/02)	81,583	7,011	88,594

(1)	Includes board and committee fees.
(2)	Includes superannuation, executive indemnity insurance and retirement payments.

Executive director remuneration and senior executive remuneration January to December 2002	Fixed remuneration $	Other compensation $	Total remuneration $
Current executive directors
John Marlay, Chief Executive Officer (from 11/12/02)	259,848	127,624	387,472
Current senior executives
Robert D.J. Davies, Chief Financial Officer	340,200	435,624	775,824
Stephen Foster, General Counsel and Company Secretary (from 11/12/02)	40,238	10	40,248
Former executive directors
Hugh M Morgan, Chief Executive Officer (until 11/12/02)	1,510,353	7,282,448	8,792,801
Andrew G. Michelmore, EGM—Business Strategy and Development (until 11/12/02)	650,833	1,125,322	1,776,155
Donald M Morley, Chief Financial Officer/Executive Officer	717,635	3,441,896	4,159,532
Executive general managers
Bruce R. Brook, EGM—Finance/Chief Financial Officer (from 18/3/02 until 11/12/02)	443,386	787,577	1,230,963
Alan K. Dundas, EGM—Operations (until 11/12/02)	618,750	839,322	1,458,072
John Parry EGM—Exploration (until 31/1/02)	72,174	272,258	344,432
Greg J. Travers EGM—Group Services (until 11/12/02)	482,625	873,239	1,355,864

2002 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Prior to Alumina’s demerger, non-executive directors with more than five years service were entitled to retirement benefits equalling the total fees paid in the three years before retirement while directors with three to five years service receive pro rata benefits. Current non-executive directors do not receive any retirement benefits except non-executive directors under the age of 70 receive a superannuation guarantee contribution which, effective July 1, 2002, equalled nine per cent of their fees.

In November 1987 shareholders authorised the establishment and maintenance of the WMC Employee Share Scheme. The Partly Paid Share Plan (the “Partly Paid Share Plan”), a part of the WMC Employee Share Plan Scheme, was introduced in December 1987. In April 1995 the Employee Option Plan (the “Option Plan”) was introduced. Executive Directors, officers and senior staff members were, prior to the demerger, entitled to participate in the two plans.

For the purposes of the US GAAP FAS 123 disclosures in the financial statements included in this Annual Report, Alumina applies the Black and Scholes Model for valuation of WMC options issued to all employees. The option value determined at December 31, 2002, 2001, 2000, 1999 and 1998 was A$4.33, A$4.00, A$1.65, A$3.83 and A$1.36 respectively. In accordance with Accounting Principles Board Opinion No. 25, the company does not recognize a compensation cost for share options because the exercise price equals the market price at the date of measurement on the date of grant. For options that are attached to performance hurdles a compensation charge will only be required where the market price up to the measurement date exceeds the grant price.

There will be no further issues of shares or options under the abovementioned Partly Paid Share Plan and Option Plan subsequent to the demerger of Alumina. In February 2003, a share plan for Alumina employees was introduced. The plan provides rewards for employees based on Alumina’s performance against two peer indices. Actual rewards depend upon the performance of Alumina exceeding the performance of a percentage of companies in an index on a total shareholder return basis. All rewards for employees through this plan are directed to purchasing Alumina shares, with executive officers required to hold shares equivalent in value to 0.5 times their salary. These Alumina shares may only be released to executives once the multiple is exceeded and then only those shares over the multiple. The total gross cost (pre tax) of the Share Plan in 2003 is expected to be approximately $400,000, assuming all shares granted vest to employees.

In July 1996 a Short Term Incentive (“STI”) scheme for senior management was introduced. The STI scheme is based on the weighted outcome of up to three performance variables to provide a payment as a percentage of base salary. The three variables are comparative company performance, individual performance and business unit performance. Payments made under the STI scheme are accrued within the year they are earned and reported accordingly.

The STI scheme does not apply to Alumina’s employees subsequent to the demerger. From December 2002, short term incentives are payable to management according to key performance indicators applicable to the individual and Alumina.

Prior to Alumina’s demerger, all full time Australian based employees and expatriate employees of WMC Limited (including Executive Directors and Officers) and its subsidiaries were members of the WMC Superannuation Plan (formerly WMC Superannuation Fund). The WMC Superannuation Plan has three categories of membership:

•	The defined benefit category provides lump sum benefits based on period of service, age and final average salary;

•	The accumulation category offers a minimum company contribution from 11.5% to 20% of basic annual salary to each member’s account in the plan; and

•	The Superannuation Guarantee Category is a compulsory accumulation category for all employees under hourly paid awards. Pursuant to legislation the Company is required to make minimum contribution. Effective July 1, 2002 the contribution rate increased from 8% to 9% of ordinary time earnings.

For further details of the WMC Superannuation Plan refer to Note 39 of Alumina’s Consolidated Financial Statements.

2002 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Alumina’s current employees are members of the Alumina Superannuation Plan. That plan is an accumulation plan.

C.	Board Practices

The board, working with senior management, is responsible to shareholders for overall business performance. It approves company goals and directions, strategic plans, operating budgets and performance targets. The board ensures that appropriate policies, procedures and systems are in place to manage risk, optimise business performance and maintain high standards of ethical behaviour and legal compliance.

The board comprises a non-executive chairman, three other non-executive directors and one executive director. Relevant experience, diverse perspectives and complementary business skills are sought when appointing new directors. A balance between independent business experience and industry knowledge is sought.

At least 11 board meetings are held each year. To increase business knowledge, board visits will be made to operational sites.

The Directors (other than a Managing Director) are subject to retirement by rotation, one-third retiring each year (or the number nearest to one-third if the number of Directors is not a multiple of three), and may not continue to hold office without re-election after the third Annual General Meeting following their last election by the shareholders. Eligible retiring directors may offer themselves for re-election by the shareholders. Non-Executive Directors retire, by agreement, at the Annual General Meeting following them reaching 72 years of age. Executive Directors retire at 65 years of age. After once being elected by the shareholders, a Director who is appointed a Managing Director by the Board is not required to retire by rotation. The Directors may appoint a Director either to fill a casual vacancy or as an addition to their numbers. Such Directors hold office until the next Annual General Meeting and may be elected by the shareholders at such meeting but are not taken into account in determining the number of Directors who are to retire by rotation at that meeting.

Each Director has the power to appoint any person approved by a majority of his co-Directors to act as an Alternate Director in his place, whether for a stated period or periods or until the happening of a specified event or from time to time, whenever by absence or illness or otherwise he shall be unable to attend to his duties as a Director.

The Directors may from time to time appoint one or more of their body to be a Managing Director or Managing Directors either for an unlimited period but not for life, a fixed term not exceeding five years, or a period terminable upon the happening of such specific events as the Directors may stipulate. The Directors may confer upon any Managing Director such of the powers exercisable under Alumina’s Constitution by the Directors as they may elect, without derogating from the exercise of those powers by the Directors. John Marlay is currently the sole Managing Director and Chief Executive Officer of Alumina and was appointed to such position for an unspecified period.

Alumina’s Constitution provides that the Directors may elect a Chairman of their meetings and determine the period for which he is to hold office. Where there is an equality of votes on a question voted on at a meeting the Chairman has a second or casting vote. Donald M Morley is currently the Non-Executive Chairman of Alumina.

Alumina’s most senior employee, the chief executive officer, is selected by the board and is subject to annual performance reviews by the non-executive directors. The chief executive officer recommends policy and strategic direction for board approval and is responsible for managing day-to-day operations.

Specific board committees assist the full board. Charters set out the roles and terms of reference for the audit and compensation committees. The Audit Committee, consisting of four non-executive directors, meets at least four times a year, assists the board in overseeing company accounts and external financial reporting, ensuring that such documents are prepared in accordance with the appropriate standards and statutory requirements. Annually, the committee reviews audit programs conducted by independent external auditors, and the internal audit function to ensure that its resources are adequate, used effectively and coordinated with the external auditors. It meets regularly with management, and internal and external auditors, to ensure that adequate controls and practices are in place. The Committee is responsible for the appointment and compensation of external auditors.

2002 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Compensation Committee of four non-executive directors meets at least two times a year. Its role is to establish and review Alumina’s remuneration and compensation plans, policies and practices, including remuneration of the non-executive directors, the chief executive officer and senior executives, and succession planning. On behalf of the board, the committee considers the remuneration strategy with regard to community and industry standards and, where possible, verifies its appropriateness using external information and advice to ensure that:

•	employee interests are aligned to corporate objectives

•	the company can attract, develop and retain motivated and talented employees

•	the integrity of the company’s reward program is maintained.

The Compensation Committee also determines actual payments to all directors and reviews director remuneration annually based on independent external advice with regards to market practices, relativities and the duties and accountabilities of directors.

The Nomination Committee consists of four non-executive directors and meets as necessary. Its role is to review the membership of the Board having regard to the present and future needs of the company and to make recommendations to the Board on its composition.

Board committee meetings are occasionally convened to address predetermined issues, when it is not practical to organise a full board meeting. A board committee comprises two or more directors.

D.	Employees

At December 31, 2002, Alumina employed 8 people directly. All Alumina employees work in the corporate segment in Australia. For details of the number of AWAC employees for the periods presented refer to Item 4.B.(iv) “Employees”.

2002 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

E.	Share Ownership

Employees of Alumina who were formerly employees of WMC were eligible to participate in and receive options under the WMC Employee Option Plan. Following the demerger each WMC Limited employee option became an Alumina Limited option and entitled the holder to subscribe for one Alumina Limited share. The exercise price of options held over at the date of the demerger was reduced from the previous WMC limited exercise price and a factor of 0.537. There was one allotment of options to WMC employees during the financial period prior to the demerger. In May 2002 an allotment of 600,000 options was made to executive general managers of WMC. There is no ongoing option plan available to Alumina directors or employees and accordingly no allotments were made to Alumina employees after the demerger.

The table set forth below shows the options on issue at December 31, 2002 as well as the movements in options during the 2002 fiscal year.

OPTIONS TO ACQUIRE FULLY PAID ORDINARY SHARES

	Number Issued	Number Quoted	Exercise Price	Expiry Date
Balance at December 31, 2002
1998 Option Plan	1,277,920	Nil	$2.62	December 21, 2003
1999 Option Plan	3,752,100	Nil	$4.52	December 20, 2004
2000 Option Plan	5,936,700	Nil	$4.04	December 18, 2005
2001 Option Plan	9,981,900	Nil	$5.02	November 30, 2006
May 2002 Option Plan	600,000	Nil	$5.02	November 30, 2006

	21,548,620

Issued during the current period	600,000	Nil	$5.02	November 30, 2006

Exercised during the current period
	10,000	Nil	$7.76	April 2, 2002
	5,000	Nil	$8.23	June 11, 2002
	224,000	Nil	$4.91	December 22, 2002
	125,000	Nil	$5.40	December 22, 2002
	283,750	Nil	$4.88	December 21, 2003
	623,300	Nil	$8.42	December 20, 2004
	2,490,290	Nil	$7.52	December 18, 2005
	93,400	Nil	$9.35	November 30, 2006
	250,000	Nil	$2.90	December 22, 2002
	451,300	Nil	$2.64	December 22, 2002
	60,200	Nil	$2.62	December 21, 2003
	115,900	Nil	$4.52	December 20, 2004
	70,350	Nil	$4.04	December 18, 2005

	4,802,490

Expired/lapsed during the current period
	126,453	Nil	$8.42	December 20, 2004
	89,600	Nil	$7.52	December 18, 2005
	1,019,600	Nil	$9.35	November 30, 2006
	78,600	Nil	$5.02	November 30, 2006

	1,314,253

2002 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

2002 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Options may be exercised and converted to fully paid shares at the exercise price after one year from the date of allotment or on termination of employment due to retrenchment or age retirement. If the request to exercise options has not been made at the completion of five years or within 30 days from termination of employment, the options will lapse.

As at December 31, 2002 the aggregate number of Plan Shares, Plan Options and ESPP Shares held by Directors and those officers referred to in Item 6A was 850,630. All directors and executives own shares or hold options. However, no director or executive, directly or beneficially, hold more than one percent of any class of share.

Outstanding partly paid employee share plan shares (2000: 629,000, 2001: 142,500) were converted to fully paid shares during the 2002 year.

WMC Employee Share Scheme

The establishment of the WMC Employee Share Scheme was approved by shareholders at the Annual General Meeting held on December 12, 1987. Under the Scheme a number of share plans have operated. Fully paid shares, partly paid shares and share options have been granted to employees since establishment of the Scheme. All permanent employees (including executive directors) of Alumina Limited and its subsidiaries who were employed by the company or a subsidiary were eligible to participate in the WMC Employee Share Scheme and were offered options for fully paid shares. Existing options allotted to Alumina employees remain exercisable until such time as their exercise periods expire. There is no ongoing option plan available to Alumina Limited directors or employees.

Impact of demerger on plans

In conjunction with the demerger, WMC Limited and WMC Resources Ltd entered into an employee benefits agreement. This agreement covered the treatment of WMC Limited common stock options issued to WMC Limited and WMC Resources employees. According to the agreement, each WMC Limited option granted to WMC Limited and WMC Resources employees prior to December 4, 2002, that was outstanding under the WMC Limited Employee Share Scheme as of the demerger date, was adjusted. This adjustment resulted in each individual who was a holder of a WMC Limited option receiving, immediately after the demerger date, an adjusted WMC Limited option and a WMC Resources option. As part of the demerger from WMC Limited, WMC Limited option holders were granted one option for Alumina Limited and one for WMC Resources Ltd. The aggregate exercise prices of the Alumina Limited option and the WMC Resources Ltd option is equal to the exercise price of the WMC Limited option prior to demerger. The Alumina Limited option and WMC Resources option have the same lapse date as the WMC Limited option would have had if the demerger had not proceeded—being the earlier of five years after the option was issued and 30 days after the WMC Limited option holder ceases to be employed by WMC Limited Group, WMC Resources Group or Alumina Group. The exercise price of a WMC Resources Ltd option was determined by reference to the pre-demerger exercise price of the WMC Limited option (which became an Alumina option) in respect of which the WMC Resources Ltd option was granted and the volume weighted average price of WMC Resources shares and Alumina Limited shares sold on the ASX over the first five days of trading on the ASX commencing on the listing date. The Stock Appreciation Plan was treated in the same manner as the Share Scheme as detailed above.

Partly Paid Share Plan

The major provisions of the partly paid share plans provide that the employee may request that the shares be made fully paid after one year from the date of allotment. Partly paid shares are exercisable at the lower of the exercise price and the market price at the date of conversion. All partly paid shares were converted to fully paid during 2002, prior to demerger.

The partly paid shares were granted to a select few employees which makes the plan compensatory plans result in stock compensation expense to the company when the market price is greater than the exercise price on date of

2002 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

grant. As a result of non interest bearing notes granted to the employees to purchase the partially paid shares, the shares were considered variable grants. Variable grants require the shares to be marked to market and compensation expense to be recognised for the difference between the fair value and the exercise price at each balance sheet date.

Stock Appreciation Plans

In various years since approval of the WMC Employee Share Scheme (ESS) in 1987, WMC Limited established Stock Appreciation Plans (SAPs) for the benefit of employees in countries outside Australia. The purpose of the SAPs is to provide such employees, who due to securities law constraints are not eligible to participate under the Option Plans, with benefits similar to those conferred by the Option Plans.

The terms of each SAP are in substance the same. Under each SAP, eligible employees were invited to apply for the grant by WMC Limited of ‘SAP Rights’. Although employees were not required to pay any amount for the grant of the SAP Rights, each has a notional allotment price, equal to the weighted average sale price of WMC Limited’s (or post demerger Alumina Limited) shares on the ASX on the trading day that the invitation to apply for the relevant SAP Right was made to an employee. Upon redemption of a SAP Right before its expiry by the holder, the holder is entitled to a payment equal to the difference between the closing price of WMC Limited (or post demerger Alumina Limited) Alumina Shares on the ASX on the trading day immediately before redemption, and the allotment price (assuming the former amount is higher). Compensation cost is measured as the amount by which the quoted market value of the shares covered by the grant exceeds the option price.

The table set forth below shows the stock appreciation in plan (“SAP”) rights on issue at December 31, 2002 and the allotment price for each right.

WMC Limited SAP	Expiry Date	Alumina SAP Right Allotment Price (A$)	Balance of Alumina SAP Rights Issued Under SAP Right Allotment at 12/31/2002
1998 SAP	December 21, 2003	2.62	59,500
1999 SAP	December 20, 2004	4.52	183,400
2000 SAP	December 18, 2005	4.04	309,900
2001 SAP	November 30, 2006	5.02	1,131,300

2002 FORM 20-F

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The issued capital of Alumina is currently constituted by one class of registrable voting securities being ordinary shares.

As at April 30, 2003, Alumina had on issue 1,128,867,747 fully paid ordinary shares, and 20,736,620 Share Options. The Share Options were issued pursuant to Alumina’s Employee Option Plan and carry no voting rights. See Item 6 “Directors, Senior Management and Employees”.

The following table sets forth, as at April 30, 2003, information in respect of:

(i)	any person who is known to Alumina to be the registered owner of more than 5% of any class of its voting securities; and

(ii)	the total amount of any class of its voting securities owned by the Directors and Executive General Managers of Alumina as a group.

Title of class	Identity of person or group	Amount owned	% of class
Fully paid Ordinary Shares	J P Morgan Nominees Australia Ltd	227,860,559	20.18

	National Nominees Ltd	168,538,820	14.93

	Westpac Custodian Nominees Ltd	128,419,363	11.38

Fully paid Ordinary Shares(1)	Directors and Executive officers of Alumina as a group	338,630	0.03

Employee Share Options	Directors and Executive officers of Alumina as a group	512,000	2.38

(1)	Includes Alumina’s ADS’s

2002 FORM 20-F

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The nominee companies listed in the previous table hold these fully paid Ordinary Shares on behalf of numerous beneficial owners. The only beneficial owners known to have owned more than 5% of the issued and outstanding fully-paid ordinary shares are the Capital Group International Inc. and Commonwealth Bank of Australia. Their history of significant changes over the last three years is outlined below:

Beneficial Owner	Date	Number of Shares	% Shareholding
Commonwealth Bank of Australia	03/20/2003	68,434,191	6.07%

	01/23/2003	56,346,711	5.07%

Capital Group	04/17/2003	128,816,984	11.42%

	09/13/2001	114,731,532	10.39%

	09/05/2001	102,267,776	9.31%

	08/31/2001	99,490,853	9.06%

	04/12/2001	91,144,990	8.29%

	02/09/2001	61,096,440	5.60%

	02/05/2001	79,572,042	7.24%

	11/21/2000	68,037,630	6.19%

	10/31/2000	57,433,313	5.18%

	02/10/2000	17,392,660	1.50%

All fully paid shareholders have the same voting rights. Holders of partly paid shares have proportional voting rights.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of Alumina.

As at December 31, 2002, 431,835 Alumina fully paid Ordinary Shares were registered in the name of 304 residents of the United States and represented approximately 0.04 % of the total number of WMC fully paid Ordinary Shares issued and outstanding. As at December 31, 2001, 1,558,792 Alumina ADRs were outstanding (representing 6,235,168 Alumina fully paid Ordinary Shares) and were registered in the name of 391 residents of the United States and represented approximately 0.55% of the total number of fully paid Ordinary Shares issued and outstanding.

2002 FORM 20-F

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

B.	Related Party Transactions

Loans to directors

On January 1, 2000, directors of our controlled entities had outstanding secured loan balances of A$6,700 under the Employee Share Purchase Plan and the Senior Staff Share Issue. During the 2000 fiscal year, there were no additional loans made to directors and an amount of A$800 was repaid, resulting in a final outstanding balance of A$5,900.

During the 2001 fiscal year, there were no additional loans made to directors and an amount of A$1,000 was repaid, resulting in a final outstanding balance of A$4,900.

During the year ended December 31, 2002, a loan of A$93,050 was advanced to Jens Balkau, a director of one of our controlled entities. All outstanding loans (A$93,375) were repaid or forgiven (A$3,643) during the year resulting in no outstanding loans to Alumina directors at December 31, 2002.

All of the loans to directors referred to above were made prior to the demerger in connection with the Employee Share Purchase Plan, the Partly Paid Share Plan and the Senior Staff Share Issue to enable them to acquire shares of WMC Limited. The share plan loans were secured by shares allocated by WMC Limited under the 1988 allotment of the Employee Share Purchase Plan, the 1987 and 1988 Partly Paid Share Plan and the 1994 allotment of the Senior Staff Share Issue. The loans were interest free with repayments due in December 2002 and November 2003, although these were all repaid or forgiven prior to the demerger.

Shareholding transactions of directors

Alumina’s directors are also shareholders of the company and as such, they may purchase and/or sell Alumina’s shares.

Where directors have purchased and/or sold shares they have done so on a normal commercial basis, on conditions no more favorable than those available to other shareholders.

Some of the directors who were employees of the WMC Limited group prior to the demerger, were eligible to participate in the WMC Employee Share Scheme, and were issued with options, priced at market value. These transactions were conducted on a commercial basis on conditions no more beneficial than those available to other eligible employees.

2002 FORM 20-F

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

	2002	2001	2000
*	Number of Alumina Limited (formerly WMC Limited) shares
The aggregate number of shares acquired by directors of the parent entity or their director related entities through purchases was:	5,000	10,000	130,000

The aggregate number of shares allotted to directors of the parent entity or their director-related entities as a result of the exercise of options was:	240,000	—	—

The aggregate number of options allotted by directors of the parent entity or their director related entities through participation in the WMC Employee Share Scheme was:	150,000	—	320,000

The aggregate number of shares and options disposed of by directors of the parent entity or their director related entities was:
—fully paid shares	—	11,000	—
—options (lapsed)	—	—	300,000
—options (options exercised and shares sold)	250,000	300,000	—

The aggregate number of partly paid shares paid up by directors of the parent entity or their director related entities was:	331,000	—	100,000

Details of shares and share options held by directors of the parent entity or their director related entities at period end are as follows:
—fully paid shares	936,455	434,459	435,459
—ordinary shares partly paid to five cents	—	331,000	331,000
—options for ordinary shares	1,492,000	1,470,000	1,770,000
—Central Norseman Gold Corporation Limited, fully paid shares	N/A	2,000	2,000

*	Individual directors beneficially own less than 1% of total ordinary shares outstanding, the only class of shares issued by Alumina Limited

All other transactions relating to shares and options of WMC Limited prior to the demerger, and Alumina Limited post demerger including the payment and receipt of dividends, were on the same basis as similar transactions with other shareholders.

Other transactions of directors and director related entities

A number of the directors of Alumina are also directors of other public companies which may have transactions the with Alumina group. These directors do not believe that they have the capacity to control or significantly influence the financial or operating policies of either of those companies or Alumina in their dealings with one another. The company therefore does not consider those companies to be director related entities.

During the year ended December 31, 2002, Hugh M. Morgan received a payment of A$890,906 from a related party to Alumina, Alcoa Inc. relating to his participation in the Alcoa Inc. Directors’ Deferred Fee Plan. The benefit became payable following his retirement as a director of that entity.

2002 FORM 20-F

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

In addition, Hughmore Securities Pty Ltd, an entity associated with Hugh M. Morgan, the CEO until the demerger, purchased fertilizer totalling A$14,199. For the years ended December 31, 2001 and 2000, the amounts were: A$14,325 and A$16,898, respectively. All of the purchases were made on an arm’s length basis from an entity the company controlled.

Legal/Financial service fees

A number of directors of Alumina Limited’s controlled entities are associated with legal and financial service suppliers which have provided services during the financial year, on an arm’s length basis. The total of those services amounts to A$1,489,670 for the year ended December 31, 2002. For the year ended December 31, 2001 and 2000, the amounts were: A$916,259 and A$684,733, respectively. The legal and financial services suppliers referred to above which provided services in the fiscal year ended December 31, 2002 were: Sycip Salazar Hernandez & Gatmaitan, Sampson & West, Trident Trust Company, Welborn Sullivan Meck & Tooley P.C., Stikeman Elliott (Toronto), Larrain Y Associates, Trust International Management (T.I.M.) BV., Freehills Solicitors and Brian Weihs.

C.	Interests of Experts and Counsel

Not applicable.

2002 FORM 20-F

FINANCIAL INFORMATION

ITEM 8.	FINANCIAL INFORMATION

A.	Financial Statements

Alumina’s consolidated financial statements are included as Item 18.

Legal Proceedings

At the date of this Annual Report there were no material pending legal proceedings, other than:

(i)	those mentioned below; or

(ii)	ordinary routine litigation or other legal proceedings incidental to the business.

Native Title in Australia

“Native title” describes the rights and interests of Aboriginal and Torres Strait Islander people in land and waters according to their traditional laws and customs as recognized by the common law of Australia.

Native title law has evolved through judicial decisions and the enactment of legislation. The first significant High Court decision on the subject of native title was Mabo v Queensland (No 2) (1992) 175 CLR 1 (“the Mabo decision”) in 1992, in which the Court recognized the concept of native title and said that Aboriginal and Torres Strait Islander people who have maintained their connection with their land according to their laws and customs may hold native title. Proving connection usually involves showing that traditional laws and customs have been passed down through generations of Aboriginal or Torres Strait Islander people to the present day. The native title of a particular group will depend on the traditional laws and customs of those people. Recent decisions have indicated that native title may change over time.

The Mabo decision also recognized that native title could be extinguished prior to the enactment of the Racial Discrimination Act 1975 (October 31, 1975) by government legislation or inconsistent executive action. In response to the Mabo decision, the Commonwealth Government enacted the Native Title Act, 1993 (“NTA”) which validated acts done and granted by it prior to January 1, 1994 (“past acts”) and allowed the States and Territories to enact their own validation legislation. Subsequent amendments also validated grants (“intermediate period acts”) made by the Commonwealth (and allowed the States and Territories to enact similar legislation) relating to certain grants up to December 23, 1996. The NTA also created the National Native Title Tribunal, responsible for mediation of native title claims and the administration of various procedures under the NTA governing native title claims. Finally, the NTA specifies the conditions to be satisfied and the procedures to be followed in order for acts done after January 1, 1994 (“future acts”) to be valid with respect to native title.

Native title may exist in areas where it has not been extinguished (removed). Although a determination of native title does not invalidate another’s validly granted, the High Court decision in the Wik Peoples v Queensland (1996) 187 CLR 1 (‘Wik’) case, made it clear that native title may co-exist with other forms of tenure where that tenure is not exclusive, provided the native title rights are not incompatible with the exercise of the other rights.

In August 2002, the High Court handed down its decision in the State of Western Australia v Ward (“Ward”). It held, among other things, that native title can be categorized as a “bundle of rights”, that there could be partial extinguishment of native title rights and that Western Australian and Northern Territory mining and petroleum legislation extinguishes all native title rights that may have existed over minerals and petroleum in Western Australia and Northern Territory. The High Court also held that a mining lease under the relevant Western Australian legislation extinguished any native title right to control access to land, or to be asked permission to use, or have access to, land but does not necessarily extinguish all native title rights. This decision, which provides some clarity about the impact of native title on pastoral leases and mining leases in Western Australia and the Northern Territory is significant to Alcoa of Australia Ltd because its operations are in Western Australia. However the decision also leaves many issues to be decided on a case by case basis.

2002 FORM 20-F

FINANCIAL INFORMATION

There are current claimant applications for native title determination in the Federal Court over areas that include Alcoa of Australia Ltd’s Special Mining Lease MLISA (Western Australia) (“the Alcoa Lease”) and a portion of the conveyor associated with Alcoa’s 45% interest in the Portland Smelter (Victoria).

(a)	Western Australia

Alcoa of Australia Ltd’s operations fall within two native title applications:

•	Combined Perth Metropolitan Working Group Native Title claim—Federal Court Action WAG 142 & 149 of 1998; and

•	Gnaala Karla Booja claim—Federal Court Action WAG 6274 of 1998.

These claims are yet to be determined by the Federal Court. However, as a result of the Ward decision the potential exposure of Aloca of Australia Ltd to these claims is significantly reduced by the High Court’s finding that any native title right in minerals (if it could be established on the evidence) has been extinguished.

(b)	Victoria

Alcoa of Australia Ltd’s interest in Portland Smelter falls within the Gournditch-Mara native title claim—Federal Court Action VG 6004 of 1998.

This native title claim is also yet to be determined by the Federal Court. However, the Portland Smelter is situated on a validly granted freehold title which has been excluded by the claimants from this claim. Therefore the claim only affects a small portion of the land on which the Portland Conveyor is situate pursuant to a Conveyor Licence Agreement.

While native title may still exist in each of the above Western Australian and Victorian claim areas, the Alcoa Lease and the Conveyor Licence Agreement are valid and Alcoa of Australia Ltd’s rights will prevail to the extent of any inconsistency. Accordingly, Alcoa of Australia Ltd is entitled to continue its operations without interference from native title claimants.

Cavalier Proceedings

WMC’s acquisition of Seabright Resources Inc. (“Seabright”) was motivated and priced on the basis of the public record filed with the Ontario Securities Commisssion. In July 1988, WMC subsidiaries commenced an action in the Supreme Court of Ontario against the former directors of Seabright for C$60 million in damages arising out of their alleged failure to ensure that the public record was accurately maintained in accordance with Canadian law.

Writs were subsequently issued in the Supreme Court of Nova Scotia in Canada against WMC International Holdings Limited (formerly Westminer Canada Holdings Limited) and WMC International Limited and directors of both companies by the former directors of Seabright seeking certain declarations and orders, and claiming damages and indemnification. The writs were in response to the abovementioned action commenced in the Supreme Court of Ontario by WMC International.

The former directors of Seabright were awarded damages plus interest and indemnification for legal fees and disbursements of approximately $11.0 million in 1994. The Company’s appeal to the Nova Scotia Appeal Court against the decision was dismissed.

In the Nova Scotia proceedings several of the former Seabright directors who, in 1988, had invested in a company called Cavalier Energy Limited, sought to recover their losses (the “Cavalier claim”) arising out of that investment on the basis that those losses had been caused by allegations and actions of WMC. The trial judge and the Court of Appeal dismissed the Cavalier claim on the grounds that it was too uncertain and remote.

2002 FORM 20-F

FINANCIAL INFORMATION

Notwithstanding the dismissal of the above Cavalier claim, a number of investors in Cavalier Energy who were not party to the earlier Nova Scotia proceedings commenced proceedings in the Supreme Court of Nova Scotia against WMC to attempt to recover approximately C$23 million which is alleged to be their loss arising out of the Cavalier investment.

The trial judge Justice Moir handed down his decision to dismiss the Cavalier plaintiffs’ action in November 2001. The Cavalier plaintiffs have filed a notice of appeal against the decision of Justice Moir. The appeal will be heard by the Nova Scotia Appeal Court commencing on June 16, 2003. The WMC Parties have raised certain Issues of Contention that the Appeal Court will be asked to determine.

WMC Resources indemnifies Alumina under the demerger deed in respect of liability arising from these proceedings.

AWAC Litigation

In the ordinary course of its business, AWAC is involved in a number of lawsuits and claims, both actual and potential, including some that is has asserted against others. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. It is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies.

AWAC’s Point Comfort alumina refinery is part of an area which has been declared a US Environmental Protection Agency ‘superfund’ site.

In Western Australia, there have been workers’ compensation claims made and, in four instances, common law proceedings brought by a small number of Alcoa of Australia employees claiming that exposure to odours and emissions from the liquor burner at the Wagerup refinery has led to them suffering adverse health effects, including a condition known as multiple chemical sensitivity. Alcoa of Australia is defending these claims and is in discussions with union representatives to address employee issues relating to them. A workers’ compensation claim and a common law action have also been brought by one employee at the Kwinana refinery, although Alcoa of Australia is currently seeking a ruling from the Supreme Court of Western Australia on the legal effect of a settlement reached with the employee to discontinue these claims.

There has also been recent publicity in respect of complaints by some nearby residents of the Wagerup refinery that there is a link between their various health problems and odours and emissions from the refinery and, in particular, from the liquor burner. Legal proceedings have been filed by some nearby residents of the Wagerup refinery in the District court in Western Australia claiming unspecified damages and alleging that emissions form the Wagerup refinery have harmed their health.

In response to community concern, the Legislative Council of Western Australia Standing Committee on Environment and Public Affairs has initiated an inquiry into the complaints associated with the Wagerup refinery. Alcoa of Australia has participated in the public hearings. The inquiry is ongoing and a date for release of the Committee’s findings has not yet been set.

2002 FORM 20-F

FINANCIAL INFORMATION

Other Financial Information

Dividends

The dividends paid to shareholders are determined by the Board of Directors, based on Alumina’s performance and current business conditions.

During the 12 month period January 1, 2002 to December 31, 2002, Alumina paid cash dividends to its shareholders of A$0.18 (fully franked) a fully paid ordinary share. This compares to cash dividends provided for the 12 months to December 31, 2001 of A$0.29 (fully franked) a fully paid ordinary share. For a discussion on the taxation of the dividends, see Item 10E “Additional Information—Taxation”.

Financing and Corporate Items

Net financing and corporate expenses for the year ended December 31, 2002 totalled A$171.7 million compared to A$210.7 million for the year ended December 31, 2001. The principal components were:

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
			A$ million
Loss/(Gain) on revaluation of foreign currency assets & liabilities	20.2	0.6	(2.4)
Interest received / receivable	(98.2)	(154.3)	(152.3)
Interest paid / payable	140.6	295.2	300.4
Corporate expenditure	109.1	69.2	43.4

Net interest charged to profit was A$42.4 million for the year ended December 31, 2002 compared to A$140.9 million for the year ended December 31, 2001, reflecting the decrease in borrowings and lower interest rates. Corporate expenditure included A$11.5 million of redundancy costs associated with the restructuring of the Group service functions in the year ended December 31, 2001.

B.	Significant Changes

Uncertainty and weakness in world economic and metal markets look set to continue with no clear signs of recovery in 2003. These conditions affect commodity prices and exchange rates. In 2003, the Australian US dollar exchange rate has been higher than in 2002, which will have a negative effect upon profit. Increasing aluminium smelting capacity in China and elsewhere has resulted in an over-supply of aluminium in the market and continued high inventory levels.

Higher energy prices increased production costs in the first quarter of in 2003. Higher energy costs in the first quarter and the early return to full production at the Point Comfort refinery will result in higher costs in the first half of 2003. These increased costs are expected to be offset during 2003 from the alumina sold into the spot market, and increased sales volumes from Point Comfort.

2002 FORM 20-F

THE OFFER AND LISTING

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Market Prices

The following table sets forth, for the periods indicated, the highest and lowest closing sale prices of Alumina’s fully paid Ordinary Shares based upon information provided by the ASX and the highest and lowest bid prices for Alumina’s American Depositary Shares (ADSs) based on information provided by the NYSE. In the United States, ADSs evidenced by American Depositary Receipts (ADRs) represent fully paid ordinary shares of WMC. Each ADR represents four fully paid ordinary shares. Alumina commenced trading (as AWC) on the ASX and NYSE on December 4, 2002 on a post-demerger basis.

		Ordinary Shares		American Depositary Shares
Period		A$ High	A$ Low	US$ High	US$ Low
Month ended May 31, 2003		4.36	4.02	11.75	10.50
Month ended April 30, 2003		4.58	3.99	10.90	10.74
Month ended March 31, 2003		4.64	3.90	9.80	9.80
Month ended February 28, 2003		4.87	4.42	11.16	10.90
Month Ended January 31, 2003		5.21	4.70	11.84	11.18
Month Ended December 31, 2002		4.92	4.49	19.45	10.60

Year Ended December 31, 2002(1)	First Quarter	10.26	9.24	20.97	18.95
	Second Quarter	9.92	8.73	22.00	19.52
	Third Quarter	9.22	7.09	20.57	15.55
	Fourth Quarter	4.92	3.79	19.45	10.60

Year Ended December 31, 2001(1)	First Quarter	8.55	7.02	16.61	15.50
	Second Quarter	9.98	8.24	20.60	15.90
	Third Quarter	9.87	6.58	20.25	13.60
	Fourth Quarter	10.09	7.38	20.90	15.12

Year Ended December 31, 2000(1)	Full Year	8.91	6.12	23.38	14.88

Year Ended December 31, 1999(1)	Full Year	8.55	4.63	21.88	11.50

Year Ended December 31, 1998(1)	Full Year	5.73	4.16	14.44	9.75

(1)	These share prices relate to the Company prior to the Demerger except for the Fourth Quarter of 2002 which includes share prices prior to and after the Demerger.

During 2000 WMC bought back and cancelled 56,030,317 shares at prices between A$6.42 and A$8.30 and at an average cost including incidental expenses of A$7.45 per share. Directors approved the buyback of up to a further 55,917,817 shares, however during 2001 and 2002 there was no buyback of shares.

The closing price of Alumina’s fully paid Ordinary Shares on December 31, 2002 was A$4.90 and on May 31, 2003 was A$ 4.30. The closing price of Alumina’s ADRs on December 31, 2002 was US$10.93 and on May 31, 2003 was US$11.16.

2002 FORM 20-F

THE OFFER AND LISTING

B.	Plan of Distribution

Not applicable.

C.	Markets

Ordinary Shares

All of Alumina’s fully paid ordinary shares are listed on the ASX which presently constitutes the principal trading market for Alumina’s ordinary shares. The ASX is a nationally operated stock exchange with trading being carried out on automatic computer trading systems (“SEATS”). Alumina’s fully paid ordinary shares are also listed on the New York Stock Exchange (traded as American Depositary Shares). WMC Limited was also listed on the Swiss Stock Exchange until mid 2002 and the Frankfurt Stock Exchange until January 2003.

In accordance with the terms of the WMC demerger approved by shareholders on November 29, 2002 WMC shares ceased trading on the ASX on December 3, 2002. WMC Resources Ltd and Alumina Limited shares commenced trading on December 4, 2002 on the ASX.

American Depositary Shares

In the United States, American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) represent fully paid ordinary shares of Alumina. Each ADR represents four fully paid ordinary shares. The ADRs are issued pursuant to a Deposit Agreement, dated October 6, 1989, as amended and restated on December 4, 2002 between Alumina and the Depositary. On January 2, 1990, trading of Alumina’s ADSs commenced on the New York Stock Exchange (“NYSE”) under the symbol “WMC”. WMC’s ADS’ ceased trading on the NYSE on December 3, 2002 and recommenced trading on December 4, 2002 under the name of WMC Resources Ltd (“WMC”) and Alumina Limited (“AWC”)

As at April 30, 2003, 421,702 Alumina fully paid ordinary shares were registered in the name of 304 residents of the United States and represented approximately 0.04% of the total number of Alumina fully paid ordinary shares issued and outstanding. As at April 30, 2003, 1,590,529 Alumina ADRs were outstanding (representing 6,362,116 Alumina fully paid ordinary shares) and were registered in the name of 374 residents of the United States and represented approximately 0.56% of the total number of fully paid ordinary shares issued and outstanding.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

2002 FORM 20-F

ADDITIONAL INFORMATION

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Constitution

Alumina’s corporate organisation and conduct are governed by its constitution (the “Constitution”). Set forth below is a summary of the provisions of the principal terms of the Constitution.

Company Objects & Purposes

Alumina is taken to be registered as a public company limited by shares under the Corporations Act 2001 of the Commonwealth of Australia (the “Corporations Act”) and is registered with Australian Business Number 85 004 820 419.

The Constitution was adopted by shareholders at the Annual General Meeting held on April 15, 1999 and subsequently amended by shareholders at the general meeting held on November 29, 2002. The Constitution does not specify Alumina’s objects and purposes. Rather, under section 124 of the Corporations Act, Alumina has the legal capacity and powers of an individual person.

Directors’ Powers & Qualifications

(a)	No director is permitted to vote or be counted in the quorum as a director in respect of any contract or arrangement in which the director has a material interest. Subject to the Corporations Act, this prohibition can be relaxed or suspended by an ordinary resolution passed in general meeting (rule 85(b)).

(b)	Directors remuneration is to be determined by them from time to time and in such proportions and manner as they determine, provided that the aggregate remuneration paid to directors in any year must not exceed the amount approved in general meeting (rule 82).

In addition, every director is entitled to be paid all reasonable travelling, hotel and other expenses incurred in attending meetings of Alumina and if any director is called upon to perform extra services or provide special professional skill for any purpose of Alumina, the director may be paid travelling outlays and such additional sum by way of remuneration fixed by the directors (rule 83).

(c)	Directors may, from time to time, at their discretion raise or borrow any sum or sums of money for the purposes of Alumina with or without security (rule 47).

(d)	The Constitution does not contain any age limit requirement on the retirement of directors. The Corporations Act (Section 201C) prescribes age limit requirements, which require directors to retire at the next Annual General Meeting after reaching the age of 72.

(e)	A director does not need to own shares in Alumina as a qualification for office (rule 80).

(f)	At each Annual General Meeting one third of the directors (or the nearest number to one third) retire from the office and are subject to re-election. In any event, a director, other than the managing director, shall retire from office at the conclusion of the third Annual General Meeting after the general meeting at which he or she was elected or re-elected.

Rights & Restrictions Attaching to Each Class of Shares

(a)	Alumina has only one class of shares, the ordinary class. The rights attached to ordinary shares include the right to dividends in the event that the directors declare them. Directors may determine that a dividend is payable, fix the amount, the date at which the entitlement accrues, date for payment and the method of payment.

2002 FORM 20-F

ADDITIONAL INFORMATION

Dividends which have not been claimed for one year after having been declared may be invested or otherwise made use of by the directors for the benefit of Alumina until claimed or disposed of according to law (rule 125).

(b)	The voting right attached to ordinary shares is the right to vote in person, by representative, attorney or proxy in general meeting.

On a show of hands each shareholder (regardless of the number of shares held) has one vote. On a poll each shareholder may exercise one vote for each fully paid ordinary share held. In respect of partly paid shares, the shareholder has a vote equivalent to the proportion which the amount paid up bears to the total issue price of the share at the date the poll is taken.

For the purposes of determining voting entitlements at a general meeting, shares will be taken to be held by those persons recorded in the register of members at the time and date determined by the directors under regulations 7.11.37 and 7.11.38 of the Corporations Regulations 2001 of the Commonwealth of Australia.

(c)	Dividends are only payable out of the profits (rule 114).

(d)	In the event of a winding up, ordinary shares rank equally in the division of any surplus.

(e)	Shareholders cannot redeem ordinary shares.

(f)	The holders of fully paid ordinary shares have no further liability to Alumina in respect of those shares. The holders of partly paid shares are liable to Alumina once a call is made for the payment of the unpaid amount.

(g)	There is no provision in the Constitution which discriminates against an existing or prospective shareholder as a result of that shareholder owning a substantial number of shares unless such ownership leads to a partial takeover bid (see heading “Partial Takeover Approval” below) or the directors exercise their discretion under Rule 144 in regard to foreign persons (see sub-heading Foreign Persons under the heading “Limitations on the Right to Own Securities”).

(h)	To vary or cancel the rights attached to ordinary shares, a special resolution approving the variation or cancellation must be passed at a special meeting of the holders of ordinary shares, or by consent in writing signed by the holders of a least three-fourths of the issued ordinary shares within two calendar months from the date of such special meeting (rule 11).

General Meetings of the Company

The Board may convene general meetings of Alumina to be held at such times and places and in the manner determined by the Board (rule 52). No shareholder or director may convene a general meeting unless entitled to do so under the Corporations Act.

Subject to the Corporations Act and the Listing Rules of the Australian Stock Exchange, notices of general meetings convened by the Board may be given in the form and in the manner determined by the Board (rule 54).

At least 28 days notice must be given of a general meeting (section 249HA of the Corporations Act).

All shareholders may attend general meetings in person, or be represented by the attendance of a representative, attorney or by proxy (who need not be shareholders of Alumina in their own right).

The quorum for a general meeting is three members present in person, by proxy or attorney or by representative (rule 57). If within 15 minutes of the time appointed for holding the meeting a quorum is not present, the meeting, if convened by requisition, is dissolved, but in all other cases stands adjourned to the same day in the next week at the same time and place (rule 58). If at the adjourned meeting a quorum is not present within 15 minutes from the time appointed for holding the meeting, the meeting is dissolved.

Limitations on the Right to Own Securities

Alumina’s Constitution does not impose limitations on the right to own securities except those provisions relating to foreign persons who seek to acquire a substantial interest in Alumina.

2002 FORM 20-F

ADDITIONAL INFORMATION

Foreign Persons

Directors have the discretion to refuse to allot shares or to register any transfer or transmission of shares to any person, if the allotment, transfer or transmission results in a foreign person (as defined in the Foreign Acquisitions and Takeovers Act 1975 of the Commonwealth of Australia) acquiring a substantial interest (defined as 15% of the voting power), or two or more foreign persons, alone or together with any associate or associates, acquiring an aggregate substantial interest (defined as 40% of the voting power) in Alumina (rule 144).

Other Takeover Limitations

The rights of non-resident or foreign shareholders to hold or exercise voting rights on Alumina’s securities are subject to the Foreign Acquisitions and Takeovers Act 1975. The Treasurer of the Australian Federal Government has the power to prohibit the acquisition of a controlling interest in any Australian company by a foreign person or foreign persons, if the Treasurer is of the opinion that the acquisition would be contrary to the national interest. For this purpose, a shareholding of 15% or more held by a single foreign person or 40% or more held by two or more foreign persons is deemed to constitute a controlling interest.

Section 50 of the Trade Practices Act 1974 of the Commonwealth of Australia prohibits an acquisition of shares that would have the effect, or be likely to have the effect, of substantially lessening competition in a substantial market for goods or services, unless the acquisition is authorised by the Australian Competition and Consumer Commission.

Partial Takeover Approval

In the event that there is an offer made under a “proportional takeover bid” (within the meaning given to that expression by Chapter 6 of the Corporations Act) to acquire shares in Alumina, the registration of a transfer giving effect to a contract resulting from the acceptance of the offer, is prohibited unless and until a resolution to approve the proportional takeover bid is passed in accordance with rule 139 of the Constitution. This resolution is to be voted on at a meeting convened and conducted by Alumina, of the persons entitled to vote on the resolution. The resolution is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one-half. The provision with respect to partial takeover bids (ie rule 139) cease to have effect on the third anniversary of the date of their adoption or last renewal. The provisions were last adopted by shareholders on November 29, 2002.

Disclosure of Share Ownership

The Constitution does not prescribe an ownership threshold above which shareholders must disclose their holding to Alumina. However, Part 6C.1 of the Corporations Act imposes disclosure requirements on persons who acquire or cease to hold a substantial holding (see section 9 of the Corporations Act) in Alumina. The disclosure must be given to Alumina and the Australian Stock Exchange within the prescribed time.

The directors may at any time by written notice require a member within 14 days of receiving the notice to provide Alumina with full particulars of the name and address of every person who has an interest in any of the shares held by the member, including full particulars of that interest and of the circumstances by reason of which the other person has that interest (rule 144(c)). On receiving particulars of a person holding an interest in any shares of Alumina (other than as registered holder), Alumina may give that person written notice requiring that person to provide Alumina with a statement in writing setting out full particulars of that person’s interest and of the circumstances by reason of which that interest is held.

Changes in Share Capital

Alumina by resolution passed in general meeting may from time to time alter its share capital in one or more of the ways provided for, and in the manner prescribed by, the Corporations Act (rule 44).

Subject to the Constitution, Alumina may reduce its share capital (rule 46) or buy back shares (rule 141) in accordance with the Corporations Act.

2002 FORM 20-F

ADDITIONAL INFORMATION

C.	Material Contracts

Formation Agreement among Aluminium Company of America, Alcoa International Holdings Corporation, ASC Aluminium Inc., the Company and certain subsidiaries of the Companies that established AWAC.

On 21 December 1994, Alcoa and WMC finalised and executed the AWAC Agreements establishing and governing the operation of AWAC, with the Formation Date of AWAC being 1 January 1995. The main AWAC Agreements are the agreements known respectively as the ‘Formation Agreement’ and the ‘Charter of the Strategic Council’. Key aspects of the AWAC Agreements are set out below. Copies of the main AWAC Agreements are also annexed to this Report as exhibits.

(a)	Enterprise

AWAC is comprised of a series of affiliated operating entities in which Alcoa has a 60% interest and Alumina a 40% interest (39.25% interest in Alcoa of Australia). Alcoa acquired 9% of Alcoa of Australia and Alumina acquired a 40% interest in the other Alcoa affiliated operating entities and assets included within AWAC, upon its formation. Alumina has acquired a 40% interest in AWAC entities and assets acquired (such as that of San Ciprian) since AWAC’s formation.

(b)	Consideration

On 1 January 1995, Alumina paid to Alcoa approximately US$386 million and transferred 9% of Alcoa of Australia to Alcoa. Alumina contributed an additional sum of approximately US$120 million to AWAC which was repaid during the course of initial establishment and operation of AWAC and for further acquisitions. Alcoa was also to receive additional compensation based upon the future earnings of AWAC’s alumina-based industrial chemicals operations if the earnings exceeded performance targets for the period 1995-1999 (inclusive). Since the growth plan for the alumina-based chemicals business was not achieved, this additional compensation was not required to be paid by WMC.

(c)	Scope

The scope of AWAC includes the following:

Bauxite and alumina: the exploration, searching and prospecting for and the mining of bauxite and other aluminous ores as well as the refining and other processing of these ores into alumina and other necessary but ancillary facilities.

Industrial chemicals: the research, development, production, marketing and sale of industrial chemicals, comprised initially of the output of the existing Alcoa and Alcoa of Australia facilities for industrial alumina-based chemicals and other agreed mineral-based chemicals or as may be agreed from time to time.

Integrated operations: the ownership and operation of certain primary aluminium smelting, aluminium fabricating and other necessary but ancillary facilities that are run as part of an integrated operation at certain of the locations included within AWAC.

(d)	Formation

The formation of AWAC was completed on 1 January 1995.

(e)	Role of the parties

Industrial leader

Under the general direction of the Strategic Council, Alcoa is the ‘industrial leader’ and provides the operational management of AWAC and of all affiliated operating entities within AWAC, unless Alcoa requests Alumina to manage a particular operation.

Strategic Council

The Strategic Council is the principal forum for Alcoa and Alumina to provide direction and counsel to the AWAC entities in respect of strategic and policy matters. The Alcoa and Alumina representatives on the boards of the AWAC entities are required, subject to their general fiduciary duties, to carry out the directions and the decisions of the Strategic Council. The Strategic Council has five members, three appointed by Alcoa (of which one is Chairman) and

2002 FORM 20-F

ADDITIONAL INFORMATION

two by Alumina (of which one is the Deputy Chairman). Decisions are made by majority vote except for matters which require a ‘super majority’ vote, which is a vote of 80% of the members appointed to the Strategic Council.

The following decisions require a super majority vote:

•	a change of the scope of AWAC;

•	a change in the dividend policy;

•	sale of all or a majority of the assets of AWAC;

•	equity calls on behalf of AWAC totalling in any one year in excess of US$1 billion; and

•	loans to Alcoa, or their respective affiliates by AWAC.

The Strategic Council meets as frequently as the Chairman after consultation with the Deputy Chairman determines, but meetings of the Council must be held at least twice a year. The Deputy Chairman may require additional meetings to be held.

Other management and personnel roles

Alumina is entitled to representation in proportion to its ownership interest on the board of each entity in the AWAC structure, including Alcoa of Australia. In addition to the Strategic Council meetings, ‘Operation’ meetings (with representatives from Alcoa and Alumina) are held typically up to four times a year (usually two in Australia and two at operations/offices outside Australia).

(f)	Exclusive Vehicle

AWAC is the exclusive vehicle for the pursuit of Alumina’s and Alcoa’s (and their affiliates as defined) interests in the bauxite, alumina and inorganic industrial (alumina-based) chemicals businesses included within the scope of AWAC, and neither party can compete, within that scope, with AWAC so long as they maintain an ownership interest in AWAC.

If either party acquires a new business which has as a secondary component a bauxite, alumina or inorganic industrial chemicals business included within the scope of AWAC, that component must be offered to AWAC for purchase at its acquisition cost or, if not separately valued, at an independently determined value. If the companies within AWAC and the Strategic Council decide not to accept the offer, the component must be divested by Alcoa or Alumina (as the case may be) to a third party that is not an affiliate.

Smelting is not subject to these exclusivity provisions, although there are certain smelting assets in AWAC, primarily those in Alcoa of Australia in which Alumina already had an interested at the time AWAC was formed.

It should be noted that the AWAC Agreements do not expressly address the position of an acquirer of Alumina or Alcoa, where that acquirer already operates a bauxite, alumina or industrial (alumina-based) chemicals business. Such an acquirer would be an ‘affiliate’ of Alumina or Alcoa (as relevant) and therefore the exclusive vehicle provisions of the AWAC agreements would apply. However, the agreements are silent on the action that Alumina or Alcoa (as relevant) and the acquirer must take. The relevant business could be offered to AWAC for purchase, with the value to be agreed. Alternatively, the acquirer might divest itself of the relevant business or undertake some other action consistent with the exclusive vehicle provisions of the AWAC Agreements.

(g)	Capital requirements

The cash flow of AWAC and borrowings are the preferred sources of funding for the needs of AWAC. Should the aggregate annual capital budget of AWAC require an equity contribution from Alcoa and Alumina, the following limits apply:

(i)	With respect to amounts up to US$500 million in annual equity requested to be contributed in total by Alcoa and Alumina to AWAC (including amounts requested pursuant to paragraphs (g)(ii) and (g)(iii)), each party must contribute its proportionate share based on its current ownership in AWAC. If either party does not contribute its proportionate share, the other party may make up the contribution, in addition to its own contribution, and the non-contributing party’s interest in AWAC will be diluted in accordance with an agreed formula.

(ii)	With respect to annual equity requests in excess of US$500 million but less that US$1 billion, each party must declare within 30 days of when the equity request is made if it has the ability to fund its share of the request

2002 FORM 20-F

ADDITIONAL INFORMATION

and, if so, each party must contribute its proportionate share. Should Alumina be unable to contribute the full amount of the equity in the year required, the parties will work together to find alternative interim external financing arrangements reasonably acceptable to Alumina for AWAC or for Alumina, or Alumina may choose to have its interest in AWAC diluted in accordance with the formula noted above. If alternative external financing is not acceptable to Alumina, Alcoa may fund the Alumina proportionate share and this contribution will be deemed to be a loan by Alcoa to Alumina at the current market rate for Alcoa’s long-term borrowings. Alumina must repay the amount contributed on its behalf in a period not to exceed one year. If either party does not contribute its share of Alumina, the dilution provision referred to above applies.

(iii)	With respect to annual equity requests in excess of US$1 billion approved by a super majority vote described in paragraph (ii) above, each party must contribute its proportionate share. However, if Alumina is unable to contribute the full amount of the equity in the year required, the parties must work together to find alternative financing arrangements reasonably acceptable to Alumina for AWAC or for Alumina. If Alumina does not contribute the balance of its full proportionate share, Alcoa may make, and must be compensated for, all or part of the remaining contribution in Alumina’s place. However, if this occurs, Alumina’s interest in AWAC will only be diluted in accordance with the dilution provision referred to in paragraph (i) above in respect of Alcoa’s contribution to the capital requirements up to US$1 billion. If Alcoa elects to proceed, Alcoa and Alumina will review the mechanism to compensate Alcoa for its excess contribution, which may include a disproportionate allocation of returns associated with the excess contribution.

(h)	Dividend policy

AWAC must distribute by way of dividends, in each financial year, at least 30% of the net income of the prior year of each of the entities comprising AWAC, unless the Strategic Council agrees by a super majority vote to pay a smaller dividend. AWAC must also endeavour to distribute dividends above 30% of the net income of AWAC, consistent with prudent financial management and in the context of the strategic and business objectives of AWAC.

(i)	Leveraging policy

The affiliated operating entities within AWAC must maintain a limit of debt (net of cash) in the aggregate equalling not more than 30% of total capital, where total capital is defined as the sum of debt (net of cash) plus any minority interest plus shareholder equity.

(j)	Pre-formation liabilities

Where AWAC sustains an extraordinary liability (described below), Alcoa and Alumina must, to the extent of their preformation ownership interest, indemnify, reimburse and hold harmless AWAC for such extraordinary liability. Certain matters including litigation, environmental and industrial hygiene matters, and non-compliances with government regulations or permits are identified and responsibility allocated in the AWAC Agreements. An extraordinary liability is:

•	a liability to a third party claim at law or in equity;

•	a claim by any government or governmental agency;

•	an environmental liability; or

•	an industrial disease or personal injury.

which relates to an act or omission that occurred totally or partially during a period prior to Formation date.

To be subject to the indemnity a claim or a series of quarterly related claims (other than those specifically identified and referred to in the AWAC Agreements) must exceed an initial threshold amount of US$250,000. For liabilities that involve both activities or operations before and after the formation of AWAC, the liabilities are allocated by applicable methods as provided in schedules to the AWAC Agreements or, if none of those methods are relevant, by a fair and reasonable allocation of the responsibility for the extraordinary liability (based on an assessment of the respective contributions to the extraordinary liability by pre-formation and post-formation activities among AWAC, Alcoa and Alumina).

2002 FORM 20-F

ADDITIONAL INFORMATION

(k)	Alumina pre-payment for Alcoa of Australia liabilities

By an amending agreement dated 31 December 1995, Alcoa’s purchase price for Alumina’s 9% of Alcoa of Australia was adjusted, with such adjustment being in full satisfaction of Alumina’s indemnity obligations for environmental extraordinary liabilities’ (as defined in the AWAC Agreements and described above) that should reasonably have been known, or for known environmental extraordinary liabilities, at plants in Australia, except for the cost of reclaiming spent potlining stored at Portland. Alcoa assumed obligations to indemnify Alumina for any such extraordinary liabilities.

(l)	Dispute resolution

The AWAC Agreements’ mechanism prescribes for the resolution of ‘all disputes, difference, controversies or claims’ between the parties in relation to AWAC. The mechanism employs an escalating procedure for resolution.

(m)	Transfer of interests

Rights of first refusal apply in relation to Alumina and Alcoa’s interests in AWAC, or their affiliated holding interests in AWAC.

In addition, without the other party’s consent, neither party can transfer its interests in AWAC to a ‘competitor’. For these purposes, a competitor is any person engaged in the mining of bauxite, the processing of alumina or inorganic chemicals or the production of primary aluminium, either directly itself or indirectly through any company in which it holds, legally or beneficially, either 10% or more of the issued capital or 10% or more of the voting power.

Any increase or decrease in AWAC interests must be proportionate across all entities in AWAC unless the increase or decrease was the involuntary consequence of government action, in which case Alumina and Alcoa must consult as to the appropriate course of action.

There is no change of control clause triggered by an upstream change of control of Alumina or Alcoa.

(n)	Material inequity

A principle agreed on the original formation of AWAC was that if either Alumina Limited or Alcoa believed eight years after the formation of AWAC that a material inequity had resulted to them which substantially altered the value of a party’s original contribution to AWAC, they could commence a procedure for making an adjustment to their contributions. Alcoa and Alumina Limited have agreed, subsequent to a joint review in January 2003, that no such material inequity has occurred and no adjustment is to be made.

Demerger Deed

(a)	Nature of contract

In connection with the demerger, WMC Resources and Alumina Limited entered into the Demerger Deed. The Demerger Deed deals with transitional and miscellaneous commercial and legal issues arising in connection with the legal and economic separation from WMC Resources.

(b)	Key terms

(i)	Fundamental demerger principle

The fundamental principle of the separation from WMC Resources is that, following the demerger, WMC Resources has the entire economic benefit, risk and liabilities of all of WMC Resources businesses, companies and assets as if WMC Resources had owned and operated those businesses, companies and assets at all times. Alumina continues to have the entire economic benefit, risk and liabilities of its companies and assets following the demerger.

(ii)	Acknowledgement

Consistent with the fundamental demerger principle outlined above, WMC Resources and Alumina acknowledged in the Deed that once the demerger was complete, WMC Resources would not have any rights against Alumina, and Alumina would not have any rights against WMC Resources, except in specified circumstances. Neither WMC Resources nor Alumina has any right to make a claim for loss or damage arising directly or indirectly in relation

2002 FORM 20-F

ADDITIONAL INFORMATION

to the demerger, WMC Resources internal restructure and the operation of WMC Resources businesses prior to the demerger, unless expressly permitted by the Demerger Deed or any other document or agreement between the parties.

(iii)	Business restructure

Alumina’s non-AWAC business and companies have been substantially restructured pursuant to a series of separate restructure agreements prior to the demerger so that an identifiable corporate group has come into existence comprising the companies that constitute WMC Resources assets and our businesses. The Demerger Deed makes provision for:

•	the approach to be adopted by the parties to the restructure of WMC’s non-AWAC businesses and companies prior to the demerger;

•	the practical, economic and legal effect of WMC Resources separation from Alumina;

•	the mechanism under which WMC Resources and Alumina can transfer to the other group any asset or contract which a group member owns or holds after the demerger date but which at the demerger date was most directly used in the other group’s business, or was incorrectly transferred as part of the restructure of WMC Limited’s non-AWAC businesses; and

•	if any asset or share transfers required to establish WMC Resources were not completed prior to the date of execution of the Demerger Deed, the principles in accordance with which the parties are to conduct their arrangements pending each transfer, so as to ensure that, to the extent possible, each transferee gets the benefit and all risks of the asset or company being transferred as from the accounting effective date;

(iv)	Accounting separation

The Demerger Deed confirms that, for accounting purposes, Alumina and WMC Resources will be treated as being demerged as from November 30, 2002, or on such other date as may be agreed between WMC Resources and Alumina Limited, with the intention that it be the date of the closest month end preceding the effective date of the demerger;

(v)	Access to records

Records held by each of WMC Resources and Alumina at the effective date of the demerger that relate to the other are to be maintained. Each of WMC Resources and Alumina must allow the other to access those records and must notify the other prior to any destruction of those records so that they can be copied or retrieved;

(vi)	Financial and tax assistance

WMC Resources and Alumina will assist each other in relation to future and past financial and tax matters and each will allow the other access to financial and other records in connection with the preparation of tax returns or tax audits by the Australian Taxation Office of either WMC Resources or Alumina;

(vii)	Employees and superannuation

The Demerger Deed addresses matters relating to the transfer of certain of WMC Resources employees to Alumina. Alumina is obliged to indemnify WMC Resources against all costs and expenses relating to the transfer. WMC Resources and Alumina are each obliged to indemnify the other against all costs and expenses (including claims) relating to any redundancy, retrenchment or termination of a former Alumina employee or employee of WMC Resources (as applicable);

In accordance with the fundamental demerger principle, each of WMC Resources and Alumina are required to meet all costs relating to the provision of retirement savings or retirement income benefits and other related benefits for their employees. The Demerger Deed also requires Alumina to assume responsibility for the superannuation arrangements of those employees transferring to it from WMC Resources;

(viii)	Use of intellectual property

2002 FORM 20-F

ADDITIONAL INFORMATION

The Demerger Deed sets out the general principles that determine ownership of intellectual property by WMC Resources and Alumina (other than trade marks and business names). The Demerger Deed also sets out the restrictions on the use of jointly-owned intellectual property.

Under the Demerger Deed, Alumina is required as soon as practicable, and in any event within one month, after the demerger date to cease the use of the “WMC” name (and derivatives) and the “WMC” logo and to arrange for the change of Alumina group company names including the “WMC” name (or derivatives);

(ix)	Litigation management

WMC Resources and Alumina will assist each other in relation to the management of current and new litigation matters involving Alumina (other than in respect of litigation between WMC Resources and Alumina). Each of WMC Resources and Alumina indemnifies the other in respect of liability or loss suffered in connection with a claim where that liability relates to the business of the other; and

(x)	Insurance

WMC Resources are to provide their own group business insurance and insurance for directors and officers from the effective date of the demerger. However, WMC Resources and their directors and officers will have access to the existing directors’ and officers’ insurance policy maintained by Alumina for the remaining life of that policy in respect of matters which occurred on or before the effective date of the demerger.

Transitional Services Agreement

(a)	Nature of contract

In connection with the demerger, WMC Resources and Alumina entered into the Transitional Services Agreement. Under the agreement, WMC Resources will provide, or will procure the provision of, certain services to the Alumina group for a period of up to 6 months after the demerger date.

(b)	Services

WMC Resources will provide the following services to Alumina and to members of the Alumina group:

General corporate services

Accounting and Finance

IT support

Legal and company secretariat

Human resources

(c)	Charges for Services

WMC Resources will charge Alumina fixed fee of A$360,000 for providing, or procuring the provision of, the services described above.

(d)	Protection of information

The agreement imposes obligations on each of WMC Resources and Alumina to protect all information, records, reports and other data and other agreements or documents relating to or used in connection with the agreement.

(e)	Indemnity

WMC Resources must indemnify Alumina against all claims and losses (as defined in the agreement) which may be made or brought against Alumina or incurred or suffered by Alumina as a result of WMC Resources wilful misconduct (as defined in the Agreement) or the misconduct of WMC Resources directors, employees, officers, agents or contractors.

2002 FORM 20-F

ADDITIONAL INFORMATION

D.	Exchange Controls

(a) The Australian Banking (Foreign Exchange) Regulations and other Australian legislation and regulations control the import and export of capital and remittance of payments involving non-residents of Australia. Alumina is not restricted from receiving funds into or transferring funds from Australia to the credit of non-residents of Australia but in certain cases is required to:

(i)	withhold Australian taxes;

(ii)	obtain the Reserve Bank’s authority—

to place any sum in Australia to the credit of, or make any payment in Australia to, by order of or on behalf of:

•	the Government of Iraq, its agencies or nationals;

•	certain entities related to the Federal Republic of Yugoslavia (in limited circumstances) and 81 named individuals associated with the former Milosevic regime;

•	certain ministers and senior officials of the Government of Zimbabwe

•	the Taliban or any undertaking owned or controlled, directly or indirectly by the Taliban or specific associated individuals, entities, agencies associated with the Taliban, Osama bin Laden, al-quaeda or other terrorists or their sponsors; or

to sell or purchase foreign currency or take or send from Australia any Australian currency where that transaction relates to:

•	property, securities or funds in Australia belonging either directly or indirectly to, or other payments to, the Government of Iraq, its agencies or nationals;

•	property, securities or funds belonging either directly or indirectly to certain entities related to the Federal Republic of Yugoslavia or their agencies (in limited circumstances) and 81 named individuals associated with the former Milosevic regime;

•	property, securities or funds in Australia owned or controlled, directly or indirectly, by or otherwise relating to payments to certain ministers and senior officials of the government of Zimbabwe; or

•	property, securities or funds owned or controlled directly or indirectly by, or otherwise relating to payments to, or for the benefit of, the Taliban or any undertaking owned or controlled, directly or indirectly, by the Taliban; or specific associated individuals, entities, agencies associated with the Taliban, Osama bin Laden, Al-Quaeda or other terrorists or their sponsors; or

(iii)	lodge a report of the transaction details.

2002 FORM 20-F

ADDITIONAL INFORMATION

(b) There are no limitations, under the laws of Australia, on the right of non-residents to acquire, hold or vote Ordinary Shares in the Company, except for the Foreign Acquisitions and Takeovers Act (the “Act”) and Section 606 of the Corporations Act 2001 (Cth) (the “Corporations Act”). The Act controls the rights of non-residents to hold 15% or more of the total voting powers as outstanding shares of an Australian company, but it does not affect the rights attaching to shares that are held or acquired in accordance with its provisions.

Under the Act, any acquisition or issue of shares (including the acquisition of an option to acquire shares) which would increase or alter beyond 15% in the case of any single foreign interest, or 40% in the case of more than one foreign interest, the level of foreign ownership in a corporation that carries on an Australian business is subject to review and approval by the Treasurer of the Commonwealth of Australia.

The Act permits the Treasurer to deny or refuse proposals where such proposals would be contrary to the Australian national interest.

Section 606 of the Corporations Act provides that, subject to certain exceptions, a person must not acquire a relevant interest in shares in a company if as a result someone’s voting power in the company increases to more than 20%, or from a starting point that is above 20% and below 90%. Section 606 also prohibits a person acquiring a legal or equitable interest in shares if, because of the acquisition, another person acquires a relevant interest in shares and someone’s voting power increases to more than 20%, or from a starting point that is above 20% and below 90%. Section 608 of the Corporations Act provides that a person has a “relevant interest” in shares if that person holds the shares, or has power or control over the voting rights attaching to them or their disposal, whether directly or indirectly.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the applicable legislation and to the Constitution. A copy of the Constitution is filed as Exhibit 1 to this Annual Report on Form 20-F.

E.	Taxation

The following is a summary of the principal Australian and United States federal income tax consequences to United States holders (as defined below) of the acquisition, ownership and disposition of ADRs or Ordinary Shares and is based on the laws in force as at the date of this Annual Report. Holders are advised to consult their own tax advisers concerning the overall tax consequences of the acquisition, ownership and disposition of ADRs or Ordinary Shares in their particular circumstances. This discussion relies in part on representations by the Depositary in the Deposit Agreement and related documents.

2002 FORM 20-F

ADDITIONAL INFORMATION

Commonwealth of Australia Taxation

With effect from July 1, 2002, Australia introduced a new dividend imputation system relating to company tax. The main legislative changes to effect the new dividend imputation system were enacted on June 29, 2002. The changes introduced to date are the main changes however the full impact of the new dividend imputation system can only be determined after all instalments of the proposed changes are enacted.

Broadly, the new dividend imputation system rewrites the old dividend system. It is intended to produce a similar tax outcome as the old system with some noted differences. The dividend imputation system of company tax relieves double taxation on dividends paid by Australian resident corporations. Under this system, companies are required to identify dividends paid as either franked or unfranked dividends. Franked dividends are those paid out of profits which have borne Australian corporate tax (ie. to which franking credits have been allocated) while unfranked dividends are paid out of untaxed profits. The Australian corporate tax rate is 30%. Franked dividends paid to non-residents are exempt from withholding tax but unfranked (or partly franked) dividends are subject to withholding tax, generally at 15% on the unfranked amount. Notices are provided to shareholders which specify the amount (if any) of dividend withholding tax deducted.

The current Australian tax rules require taxpayers to hold shares “at risk” for certain periods before obtaining the benefit of the dividend imputation system. The minimum period for holding ordinary shares “at risk” is currently 45 days, but the Australian Government is considering a proposal to reduce the minimum period. Failure to satisfy these requirements may result in the deduction of Australian withholding tax from dividends paid to non-residents of Australia. There is an exemption from these rules for defined “small” transactions.

The tax rules classify interests which satisfy a financial arrangements test as either debt or equity. An interest that is classified as equity will be frankable, whereas an interest that is classified as debt will not be frankable. ADSs and Ordinary Shares are likely to be classified as equity on the basis that the return is contingent on our performance or at our discretion. These rules apply July 1, 2001.

Under the provisions of the current Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), the Australian tax withheld on unfranked dividends paid by the company to which a resident of the United States is beneficially entitled is limited to 15%. However, where the recipient’s shareholding is effectively connected with a permanent establishment in Australia or a fixed base in Australia from which independent personal services are carried out, the recipient will generally be subject to ordinary income tax for dividends received under the Australian tax rules. Australia and the United States have recently agreed to reduce the withholding tax rate to 5% for holders of more than 10% of the shares in a company and 0% for holders of 80% or more of the shares in a company. In all other cases the 15% rate limit will continue to apply. These changes will not take effect until July 1, 2003 (at the earliest) pending enactment of the changes.

A United States citizen who is resident in Australia, or a United States corporation that is resident in Australia (by reason of carrying on business in Australia and being managed or controlled in Australia or having its voting power controlled by shareholders who are residents of Australia) holding ADSs or ordinary shares as capital assets, may be liable for Australian capital gains tax (“CGT”) on the disposal of our ADSs or ordinary shares.

In calculating the amount of a capital gain that may be subject to Australian CGT, special rules apply to individuals, trusts, certain superannuation funds and shareholders of certain listed investment companies. For ADSs or ordinary shares acquired after September 21, 1999 and held for at least 12 months, individuals and trusts will pay tax on half of the gain (calculated in nominal terms or two-thirds of the gain for certain superannuation funds) after allowing for any offsetting capital losses which are applied against the whole nominal gain. For ADSs or Ordinary Shares acquired before that time and held for at least 12 months, individuals, trusts and certain superannuation funds may choose between paying CGT on half of the gain (or two-thirds of the gain for certain superannuation funds), or paying CGT on all of the gain with the gain being calculated on the basis of the cost of the ADSs or shares being

2002 FORM 20-F

ADDITIONAL INFORMATION

indexed for inflation up to September 30, 1999. For all types of taxpayers, the legislation freezes the indexation (for inflation) of the cost of ADSs and Ordinary Shares as at September 30, 1999, and abolishes such indexation for ADSs and ordinary shares acquired after September 21, 1999.

Under current Australian law, no income or other tax is payable on any profit on disposal of the ADSs or ordinary shares held by persons who are residents of the United States within the meaning of the Treaty except:

•	if the person (together with associates, if any) owns or owned ADSs and/or Ordinary Shares at any time during the period of five years preceding the disposal, representing 10% or more of our issued share capital (excluding share capital carrying no right to participate beyond a specified amount in distribution of profits or capital). However, in these circumstances there may be relief from Australian tax for residents of the United States under the Treaty; or

•	if the ADSs or Ordinary Shares have been used by the person in carrying on a trade or business wholly or partly at or through a permanent establishment in Australia.

Different rules will apply to persons and corporations which are not residents of the United States.

Australia does not impose gift, estate or inheritance taxes in relation to gifts of shares or upon the death of a shareholder.

Neither the issue or transfer of an ADS or our Ordinary Shares or the payment of a dividend will give rise to a liability to goods and services tax in Australia.

Australian Stamp Duty

No Australian stamp duty will be payable on the issue or transfer of an ADS or the transfer of our Ordinary Shares.

United States Federal Income Tax Consequences

The following discussion is a summary of the material United States federal income tax consequences of owning Ordinary Shares or ADSs. The discussion below, except where specifically noted, does not address the effects of any state, local or non-United States tax laws. In addition, it applies to you only if you hold your Ordinary Shares or ADSs as a capital asset, and does not address the tax consequences that may be relevant to you in light of your particular circumstances. Moreover, it does not apply to you if you are not a U.S. person, as defined below, or if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution;

•	an insurance company;

•	a tax-exempt organization;

•	a person liable for alternative minimum tax;

•	a person that holds Ordinary Shares or ADSs as part of a straddle or a hedging or conversion transaction;

2002 FORM 20-F

ADDITIONAL INFORMATION

•	a person that actually or constructively owns 10% or more of the voting stock of Alumina; or
•	a person whose “functional currency” is not the United States dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as the Convention Between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.

You are a United States person if you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

For purposes of this discussion an “eligible U.S. holder” is a U.S. person that:

•	is a resident of the United States for purposes of the Treaty;

•	does not maintain, for purposes of the Treaty, a permanent establishment or fixed base in Australia to which Ordinary Shares or ADSs are attributable and through which the U.S. person carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services); and

•	is otherwise eligible for benefits under the Treaty with respect to income or gain from ordinary shares or ADSs.

The tax consequences to you of the ownership of Ordinary Shares or ADSs will depend upon the facts of your particular situation. We encourage you to consult your own tax advisors with regard to the application of the federal income tax laws, as well as to the applicability and effect of any state, local or foreign tax laws to which you may be subject. In particular you should confirm your status as an eligible US holder with your advisors and should discuss any possible consequence of failing to qualify as an eligible U.S. holder.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the Ordinary Shares represented by those ADSs. Exchanges of Ordinary Shares for ADSs, and ADSs for Ordinary Shares, generally will not be subject to United States federal income tax.

Distributions

Subject to the passive foreign investment company rules discussed below, distributions made to you on or with respect to Ordinary Shares or ADSs will be treated as dividends and will be taxable as ordinary income to the extent that those distributions are made out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. You must include the gross amount of the dividend payment (including, in the case

2002 FORM 20-F

ADDITIONAL INFORMATION

of unfranked or partially unfranked dividends, any Australian tax withheld) as income at the time you receive it, actually or constructively. Subject to the passive foreign investment company rules discussed below, to the extent that the amount of any distribution exceeds our current or accumulated earnings and profits for a taxable year, the excess will be treated as a tax-free return of capital which reduces your tax basis in the Ordinary Shares or ADSs to the extent of the tax basis, and any remaining amount will be treated as capital gain. If you are a corporation you generally will not be entitled to claim dividends received deduction with respect to distributions paid with respect to your Ordinary Shares or ADSs.

The amount of the dividend distribution that you must include in your income will be the US dollar value of the Australian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends paid to eligible U.S. holders with respect to our stock and that are unfranked or partially unfranked are subject to Australian withholding tax at a maximum rate of 15% with respect to the unfranked portion of the dividend payment. Subject to certain limitations, the Australian tax withheld in accordance with the Treaty and paid over to Australia generally will be creditable against your United States federal income tax liability.

With effect from January 1, 2003, the United States reduced the maximum tax rate on certain qualifying dividend distributions to 15%. In order for dividends paid by foreign corporations to qualify for the reduced rates, the foreign corporation must meet certain requirements, including that it not be classified as a foreign investment company or a passive foreign investment company for United States federal income tax purposes in either the taxable year of the distribution or the preceding taxable year. The Company believes that its Ordinary Shares or ADSs will not be treated as stock of a foreign investment company or a passive foreign investment company, but this conclusion is a factual determination that is made annually and thus may be subject to change.

The company believes that dividends on ADSs will qualify for these lower tax rates if the taxpayer meets the required holding period. In order for the dividends on the ADSs to qualify, taxpayers must hold the ADSs for at least 60 days during the 120-day period beginning 60 days before the ex-dividend date.

Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Disposition

Subject to the passive foreign investment company rules discussed below, any gain or loss you realize on the sale, exchange or other taxable disposition of Ordinary Shares or ADSs will be subject to United States federal income taxation as a capital gain or loss in an amount equal to the difference between the US dollar value of the amount that you realize on that sale, exchange or other disposition and your adjusted tax basis, determined in US dollars, in the Ordinary Shares or ADSs surrendered. The gain or loss will be long term capital gain or loss if your holding period for the ordinary shares or ADSs is more than one year. A noncorporate U.S. person is generally taxed at a maximum rate of 20% on long term capital gain. Any capital gain or loss so realized will generally be United States source gain or loss. Your ability to deduct capital losses is subject to limitations.

2002 FORM 20-F

ADDITIONAL INFORMATION

Passive Foreign Investment Company Rules

Alumina believes that its Ordinary Shares or ADSs will not be treated as stock of a passive foreign investment company, or “PFIC,” for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. Moreover, the application of the PFIC rules to a corporation such as Alumina that is primarily engaged in the active business of mining and processing metals is not entirely clear.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or Ordinary Shares:

•	at least 75% of our gross income for the taxable year is passive income or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If the company is treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your Ordinary Shares or ADSs and

•	any excess distribution that the company make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the Ordinary Shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the Ordinary Shares or ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the Ordinary Shares or ADSs,

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

2002 FORM 20-F

ADDITIONAL INFORMATION

If you own Ordinary Shares or ADSs in a PFIC that are treated as marketable stock, you may also make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your Ordinary Shares or ADSs at the end of the taxable year over your adjusted basis in your Ordinary Shares or ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your Ordinary Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the Ordinary Shares or ADSs will be adjusted to reflect any such income or loss amounts.

If you own Ordinary Shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

It is possible to read and copy documents referred to in the Annual Report on Form 20-F that have been filed with the Securities Exchange Commission (“SEC”) at the SEC’s public reference room located at 450 Fifth Street, NW, Washington DC 20549. Please telephone the SEC at 1-800-SEC-0330 or access the SEC website (www.sec.gov) for further information.

2002 FORM 20-F

ADDITIONAL INFORMATION

I.	Subsidiary Information

All controlled entities are wholly owned, unless otherwise indicated. Alumina’s significant subsidiaries are described in Item 4C—“Key Information—Organisational Structure”. The following is a list of all entities controlled by Alumina.

Controlled Entities	Place of Incorporation	Notes
Alumina Holdings (USA) Inc.	Delaware, USA	b
Alumina (U.S.A.) Inc.	Delaware, USA	b
Westminer (Investments) B.V.	Netherlands	b
Westminer Acquisition (U.K.) Limited	UK	b
Westminer International (U.K.) Limited	UK	b
Alumina International Holdings Pty Ltd	VIC, Australia	a, b

Notes to Subsidiaries:

These controlled entities have:

(a)	been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investment Commission (“ASIC”) Class Order 98/1418. These companies, which are also referred to in the Directors’ Declaration are, with Alumina Limited, all members of a “Closed Group” as defined in the Class Order and are parties to a deed of cross guarantee which has been lodged with and approved by the ASIC. Under the deed of cross guarantee, each of these companies guarantees the debts of the other companies party to the deed of cross guarantee;

(b)	been translated as a self-sustaining entity.

J.	Enforcement of Civil Liabilities

Alumina is a corporation organized under the laws of the Commonwealth of Australia. All the directors and officers of Alumina, and some of the experts named in this document, reside outside the United States, principally in Australia. A substantial portion of the assets of Alumina, and the assets of Alumina directors, officers and experts, are located outside the United States. Therefore, you may not be able to effect service of process within the United States upon Alumina or these persons so that you may enforce judgments of United States courts against them based on the civil liability provisions of the United States federal securities laws. In addition, you may have difficulty bringing an original action in an Australian court to enforce liabilities against Alumina or any of these persons based on U.S. federal securities laws.

2002 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative Information about Market Risk

Continuing operations

Alumina’s policy currently is not to hedge its commodity or currency exposure other than to secure the Australian dollar value of foreign currency bank accounts. This policy will be reviewed periodically. AWAC has previously sought to manage its exposure to both the aluminium price and the A$/US$ exchange rate through the use of derivative products. No new currency hedging positions were implemented during 2002 but at December 31, 2002, a total of US$469.7 million for the year 2003 remained hedged at on average exchange rate of US$0.57. There were no aluminium hedge positions in place.

Discontinuing operations

Price Risk Management Policy

Prior to the demerger of WMC Limited into Alumina Limited and WMC Resources Ltd, WMC’s Price Risk Management policy provided the framework for the management of price exposures and was established by the Board. The policy detailed the approach of WMC to managing price exposures and delineated hedging limits and delegated management authorities. Management of exposures was delegated to the Risk Management Committee within parameters set by the Board, and was chaired by the Chief Executive Officer and comprised the Chief Financial Officer and several senior executives. The Risk Management Committee was responsible for strategic hedging decisions and ensuring that these were implemented.

Due to changes to the scale, diversity and competitiveness of the Company’s operations, WMC revised its Risk Management Policy during 1999 to limit hedging activity to securing acceptable rates of return for new projects. Previously existing hedging contracts remained in place, but were not replaced or renewed.

Hedging gains or losses, together with the cost of contracts, were brought to account when the designated sale occurs. Price Risk Management transactions are entered into with domestic and international banks and financial institutions, which the Board of Directors approved.

Commodity Hedging Policy

Commodity price risk related to WMC’s exposure to changes in the commodity prices. WMC’s revenue streams were significantly derived from the sale of its commodity production and the amount of revenue fluctuated with the moving commodity prices.

Consistent with the Price Risk Management policy, the Company did, at times, seek to reduce its exposure to commodity price movements by entering into commodity hedging contracts for a proportion of the Company’s production. When looked at in isolation, hedging transactions could result in costs to the Company if:

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

2002 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the case of (a), the hedging loss will be offset by a higher revenue stream from the higher commodity price relative to the prevailing prices at the date of conception of the hedge, although the net revenue WMC would receive would be less than it would otherwise had received had the hedge transaction not been in place.

Following the demerger, the subsidiary which held the outstanding hedge contracts was transferred to WMC Resources Ltd leaving Alumina with no outstanding hedging positions.

2002 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A table showing the movement in the selling price of nickel, gold, fertilizer, aluminium and copper over the last five years is set out below.

AVERAGE QUARTERLY PRICES

Financial Year Ended	Nickel London Metal Exchange US$/lb	Gold London Gold Market US$/oz	Fertilizer US Gulf Price US$/tonne	Aluminium London Metal Exchange US$/lb	Copper London Metal Exchange US$/lb

December 31, 1998
First Quarter	2.46	294	194	0.66	0.77
Second Quarter	2.24	300	205	0.62	0.78
Third Quarter	1.81	257	209	0.59	0.73
Fourth Quarter	1.80	294	205	0.58	0.70

December 31, 1999
First Quarter	2.11	287	199	0.54	0.64
Second Quarter	2.37	274	190	0.59	0.66
Third Quarter	2.89	259	174	0.65	0.76
Fourth Quarter	3.53	296	153	0.68	0.79

December 31, 2000
First Quarter	4.29	291	148	0.74	0.81
Second Quarter	4.26	280	145	0.67	0.79
Third Quarter	3.75	277	164	0.71	0.85
Fourth Quarter	3.38	269	158	0.69	0.84

December 31, 2001
First Quarter	2.97	259	162	0.70	0.79
Second Quarter	3.04	268	142	0.68	0.75
Third Quarter	2.51	276	138	0.63	0.67
Fourth Quarter	2.29	279	147	0.60	0.64

December 31, 2002
First Quarter	2.80	291	152	0.63	0.70
Second Quarter	3.15	313	313	0.62	0.73
Third Quarter	3.11	314	168	0.59	0.69
Fourth Quarter	3.22	323	153	0.61	0.70

Prices on May 30, 2003				0.61

Following the demerger, Alumina is no longer exposed to nickel, gold, fertilizer or copper price movements.

2002 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Hedging Policy

Foreign currency risk relates to Alumina’s exposure to changes in exchange rates. Alumina’s revenue streams were significantly derived from the sale of its commodity production in US dollars and the amount of Australian dollar revenue it would receive fluctuated with the moving AUD/USD exchange rate.

Consistent with approved Board policy, the Company sought to reduce its exposure to exchange rate movements by entering into foreign exchange hedging contracts for a proportion of its outstanding receivables with a view to reducing the effects of adverse currency rate fluctuations.

When looked at in isolation, hedging transactions relating to the conversion of US dollar receivables to Australian dollars, they could result in losses if: the AUD weakens against the USD between contract inception and maturity; or a counterparty were to default and the AUD has strengthened against the USD between contract inception and maturity.

In the case of a), the hedging loss will be offset by a higher Australian dollar revenue stream from the lower AUD/USD exchange rate, although the net revenue Alumina would receive would be less than it would otherwise had received had the hedge transaction not been in place.

Summary Hedging Results

Hedging results for Alumina (coming only from discontinuing operations) for the years ended December 31, 2002, 2001, and 2000 were:

A$ million profit / (loss)

Hedging Results	2002	2001	2000
Currency—AUD/USD	(108.3)	(328.1)	(253.0)
Gold	(5.2)	64.1	91.9
Copper	—	—	(10.3)
Nickel	—	2.0	(96.5)

Total	(113.5)	(262.0)	(267.9)

These gains and losses have been allocated to the revenue and profits of individual business units.

The following information is provided in compliance with Financial Reporting Release No. 48. Alumina has elected to disclose information in the “Tabular Presentation” set down in s305(a)(I)(i).

Commodity Hedging

(A)	Trading Purposes

Nil.

(B)	Non-trading (Hedging Purposes)

As at December 31, 2002:

Gold

Alumina Subsidiary Entities (excluding CNGC):

As at December 31, 2002, the group had no outstanding commodity hedge contracts. (2001: 720,000 ounces at US$586 per ounce) had been hedged as at December 31, 2002

2002 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For comparison, the following gold hedge positions were in place at December 31, 2001:

	Forward sale of Gold
Maturity	Amount ounces	Rate A$/ounce	Fair value A$m
2002	83,000	500	(4.1)
2003	80,000	509	(4.3)
2004	80,000	521	(4.6)
2005	80,000	497	(7.4)
2006	78,300	618	(0.8)
2007-2010	318,700	659	(5.7)

The above gold contracts provided the Company with the option to either physically or financially settle. They had no floating interest rate or gold lease rate exposure.

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

Currency Hedging

(A)	Trading Purposes

Nil

(B)	Non-trading (Hedging Purposes)

As at December 31, 2002:

As at December 31, 2002, the group had no outstanding currency hedging positions.

For comparison, the following foreign currency hedge positions were in place at December 31, 2001:

	Forward sale of US$			Bought Put Options			Written Call Options
Maturity	Amount US$m	Rate A$/US$	Fair value A$m	Amount US$m	Strike rate A$/US$	Fair value A$m	Amount US$m	Strike rate A$/US$	Fair value A$m
2002	211.5	0.6854	(128.0)	252.3	0.5875	1.7	82.5	0.6571	(36.6)
2003	175.6	0.6855	(106.7)	82.5	0.6571	0.4	82.5	0.6571	(37.0)
2004	208.4	0.6817	(117.4)	92.5	0.6500	1.1	92.5	0.6500	(38.9)
2005	213.3	0.6870	(125.6)	92.5	0.6500	1.6	92.5	0.6500	(37.1)
2006	135.6	0.6809	(79.9)	92.5	0.6500	2.1	92.5	0.6500	(35.2)
2007-2010	338.1	0.6595	(164.6)	209.5	0.6173	8.5	209.5	0.6173	(64.8)

The fair value is based on the differential US and Australian interest rate curves discounted using the zero coupon interest rate curve.

2002 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate hedging

Interest rate risk refers to Alumina’s exposure to movements in interest rates. Alumina is primarily exposed to interest rate risk on its outstanding interest bearing liabilities. As the interest rates fluctuate, the amount of interest payable on debt balances where the interest rate is not fixed will also fluctuate. Interest rate swaps and cross currency swaps allow the group to manage its interest rate risk.

Interest rate risk

As at December 31, 2002 the group had short term bank debt outstanding totaling A$534.8 million or US$303.0 million which is due in December 2003. It is intended this debt will be refinanced prior to maturity.

As at December 31, 2001 the group had the following debt

		Maturing in:
		2002	2003	2004	2005	2006	2007 onwards
A$m debt (floating)
Promissory Notes	—face value	240	—	—	—	—	—
	—fair value	240	—	—	—	—	—
Medium Term Bilaterals			—	—	—	—
	—face value	250	—	—	—	—	—
	—fair value	250	—	—	—	—	—
Bank loans	—face value	117.3	—	—	—	—	50
	—fair value	201.9	—	—	—	—	65.5
A$m equivalent of US$ debt (fixed)
Yankee Bonds	—face value	—	488.9	—	—	391.1	684.4
	—fair value	—	507.1	—	—	402.7	672.6
Total	—face value	607.3	488.9	—	—	391.1	734.4
	—fair value	691.9	507.1	—	—	402.7	738.1

Included in the debt noted above is the following A$ debt which has been swapped to US$. The terms of the cross currency swaps are provided on page 86.

	Maturing in:
	2002	2003	2004	2005	2006	2007 onwards
Medium Term Bilaterals A$330m	US$ 212.0m
Bank loans A$50m						US$	33.5m

2002 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate and cross-currency swaps

At December 31, 2002 Alumina had no outstanding interest rate hedging contracts in relation to its debt. During the year the company closed off all previous interest rate swaps at December 31, 2001 recording a gain of A$75.9 million.

For comparison, the group had entered into the following interest rate hedging contracts outstanding at December 31, 2001:

Notional AUD principal	Interest swapped	Interest rate		Maturity	Fair value
		Fixed	Float(1)
Millions A$					A$m
100.0	Fixed for floating	6.00	4.90	27/5/2002	0.5
100.0	Fixed for floating	6.00	4.90	27/5/2002	0.5

200.0

Notional US principal	Interest swapped	Interest rate		Maturity	Fair value
		Fixed	Float
Millions US$					A$m
25.0	Floating for fixed	7.02	2.01	15/11/2003	(3.9)
25.0	Floating for fixed	7.10	2.01	15/11/2013	(6.0)

50.0
25.0	Fixed for floating	6.50	1.36	15/11/2003	3.6
50.0	Fixed for floating	6.50	0.93	15/11/2003	8.2
25.0	Fixed for floating	6.75	1.93	1/12/2006	4.4
25.0	Fixed for floating	6.75	1.91	1/12/2006	4.3
25.0	Fixed for floating	6.75	1.84	1/12/2006	4.3
25.0	Fixed for floating	6.75	1.83	1/12/2006	4.3
25.0	Fixed for floating	7.55	1.97	15/11/2013	8.2
50.0	Fixed for floating	7.25	1.94	15/11/2013	13.8
40.0	Fixed for floating	7.25	1.80	15/11/2013	12.5
50.0	Fixed for floating	7.35	2.77	1/12/2026	7.5
25.0	Fixed for floating	7.35	2.76	1/12/2026	3.7
25.0	Fixed for floating	7.35	2.80	1/12/2026	3.6
50.0	Fixed for floating	7.35	3.15	2/12/2026	2.5

440.0

(1)	This is the floating rate applicable to the swap at balance date and is set using the 3 months US$ LIBOR floating base rate plus a margin.

2002 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As at 31 December 2002, the group had nil cross currency swaps in place.

For comparison the group had entered into the following cross currency swaps at December 31, 2001.

A$m debt	US$m equivalent	Interest Rate		Maturity	Fair value A$m
		A$ Debt	US$ Debt
50.0	30.0	5.30	4.10	2/4/2002	(8.7)
20.0	12.6	4.81	2.92	7/4/2002	(4.6)
50.0	31.4	4.81	2.91	7/4/2002	(11.5)
10.0	6.3	4.81	5.12	8/4/2002	(2.3)
200.0	131.7	4.85	2.62	8/5/2005	(57.5)
50.0	33.5	5.35	3.06	8/5/2009	(15.5)

380.0	245.5

Interest rate caps

As at 31 December 2002, the group had no interest caps (2001: A$430 million at 7.14%).

Adoption of FAS 133

The Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by Statement of Financial Accounting Standards No. 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133”, an amendment of FASB Statement No. 133, and Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, an amendment of FASB Statement No. 133 (referred to hereafter as “FAS 133”), on January 1, 2001. In accordance with the transition provisions of FAS 133, the Company recorded the following net-of-tax cumulative effect adjustments in earnings as of January 1, 2001:

Millions(A$)
Related to previously designated fair value hedging relationships:
Fair value of hedging instruments	36.0
Offsetting changes in fair value of hedged items	(36.0)

Total adjustment net of tax	—

In addition, the Company recorded the following net-of-tax cumulative-effect adjustments in other comprehensive income as of January 1, 2001.

Millions(A$)
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

2002 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Fair-Value Hedges

The Company used interest rate swaps to convert a portion of its non prepayable fixed-rate debt into variable-rate debt. Under the interest rate swap contracts, the Company agreed with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts, which is calculated based on an agreed-upon notional amount.

Cash Flow Hedges

Prior to demerger, the Company’s sales were denominated in United States dollars. The Company entered into foreign-exchange options and forward-exchange contracts as hedges of anticipated sales denominated in foreign currencies. The Company entered into these contracts to protect itself against the risk that the eventual dollar-net-cash inflows resulting from direct-foreign-export sales would be adversely affected by changes in exchange rates.

As at December 31, 2002 the Company recognized a net gain of A$0.2 million, representing the change in time value on certain of its forward contracts that had been excluded from the assessment of hedge effectiveness. A further net loss of A$6.2 million was recorded for the ineffective portion of certain options designated as cash flow hedges.

The revaluation of foreign currency debt which is not treated as a hedge for accounting purposes under US GAAP resulted in a net gain after tax of A$87.5 million.

The total of the adjustments referred to in the preceding two paragraphs on a pre-tax basis was A$146.5 million.

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

2002 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Carrying amounts and estimated fair values of financial instruments

The carrying amounts and estimated fair values of the group’s financial instruments are as follows:

	Carrying amount 2002	Fair value 2002	Carrying amount 2001	Fair value 2001

	A$ Million
Recognized in the Balance Sheet
Financial Assets
Cash assets	23.2	23.2	214.4	214.4
Current other financial assets	—	—	20.1	20.1
Current receivables	2.3	2.3	496.0	582.3
Non-current receivables	—	—	481.4	398.4
Non-current other financial assets	—	—	21.7	22.7
Financial Liabilities
Current payables	2.6	2.6	856.4	856.8
Bank overdrafts	—	—	0.2	0.2
Short term interest bearing liabilities	534.8	534.8	584.1	584.1
Other current liabilities	—	—	13.2	13.2
Non-current payables	—	—	1,197.7	1,109.1
Long term interest bearing liabilities	—	—	1,737.7	1,755.8
Non-current liabilities	—	—	9.3	9.3

Financial Instruments
Hedging contracts:
—forward/swaps	—	—	(816.5)	(729.2)
—options	—	—	(234.7)	(221.0)

	—	—	(1,051.2)	(950.2)

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

2002 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Short and long term debt

The carrying value of short term debt is considered to approximate the fair value due to the short maturity of the debt. Short term debt of A$534.8 million comprised bank loans. There was no long term debt.

Other Disclosures

Further disclosures relating to financial instruments are included in Note 35 to the Consolidated Financial Statements.

Contribution of Hedging to results for 2002 year

Commodity hedging contributed a loss of A$5.2 million to the operating result. The total currency loss for the 12 months ended December 31, 2002 was A$108.3 million. The currency losses were attributable to forward contracts, implemented in prior periods and maturing in 2002, at an average rate above the HSRA rate for the period.

Contribution of Hedging to results for 2001 year

Commodity hedging contributed a gain of A$66.2 million to the operating results. The total currency loss for the 12 months ended December 31, 2001 was A$328.2 million. The currency losses were attributable to forward contracts, implemented in prior periods and maturing in 2001, at an average rate above the HSRA rate for the period.

Contribution of Hedging to results for 2000 year

Commodity hedging contributed a loss of A$14.9 million to the operating results. The total currency loss for the 12 months was A$253.0 million. This was due to forward contracts implemented in prior periods and maturing in 2000 at an average rate above the HSRA rate for the period.

Contribution of Hedging to results for 1999 year

Commodity hedging contributed a gain of A$62.8 million to the operating results. The total currency loss for the 12 months was A$19.8 million. This was due to forward contracts implemented in prior periods and maturing in 1999 at an average rate above the HSRA rate for the period.

Contribution of Hedging to results for 1998 year

Commodity hedging contributed a gain of A$78.2 million to the operating results. The total currency loss for the 12 months was A$165.5 million. This was due to forward contracts implemented in prior periods and maturing in 1998 at an average rate above the HSRA rate for the period.

In management’s opinion, the Company did not engage in any Price Risk Management transactions of a speculative nature during 2002, 2001, 2000, and 1999, July 1, 1997 to December 31, 1998.

Qualitative Information About Market Risk

Qualitative information on price risk management, and commodity and currency hedging, is included in the discussion above in Item 11 “Quantitative Information on Price Risk Management”. Qualitative information on treasury management and exchange rate and interest rate risk is discussed in Item 5B “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

2002 FORM 20-F

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures

Alumina management, including our Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures as of a date within 90 days before the filing of this annual report. Based on that review and evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective in providing them with all material information required to be disclosed in this annual report on a timely basis.

In designing and evaluating our disclosure controls and procedures, Alumina management, including the Chief Executive Officer and Chief Financial Officer, recognized that even well designed, implemented and monitored disclosure controls and procedures can provide only a level of assurance of achieving the desired control objectives. As all control systems have inherent limitations, no evaluation of the controls and procedures of Alumina can provide absolute assurance that all control issues and instances of fraud, if any, within the Alumina organization have been detected.

B.	Internal Controls

Alumina management, including the Chief Executive Officer and Chief Financial Officer, have reviewed whether or not there have been significant changes in internal controls or in other factors that could significantly affect the internal controls of Alumina subsequent to the date of their most recent evaluation. Based on that review, the Chief Executive Officer and Chief Financial Officer have concluded that there have been no such significant changes.

2002 FORM 20-F

ITEM 16.	[RESERVED]

Reserved for future use by the SEC.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable, as Alumina complies with Item 18.

2002 FORM 20-F

FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements and Financial Statement Schedules

The attached financial statements and financial statement schedules, pages F1-F121, with a full index on page F3, together with the Reports of Independent Accountants thereon, are filed as part of this Annual Report.

Alumina Limited Report of Independent Accountants	F-2

Consolidated Balance Sheets	F-5

Consolidated Statements of Income, Comprehensive Income & Members’ Equity	F-4

Consolidated Statements of Cash Flows .	F-6

Notes to Consolidated Financial Statements	F-10 – F-99

Schedule A—AWAC

Report of Independent Accountants	F-102

Combined Balance Sheets	F-103

Combined Statements of Income, Comprehensive Income & Members’ Equity	F-104

Combined Statements of Cash Flows	F-105

Notes to Combined Financial Statements	F-106-F121

2002 FORM 20-F

FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Exhibit 1—Constitution of Alumina

Exhibit 4—Material contracts 4.1 The Alcoa World Alumina and Chemicals (“AWAC”) Joint Venture Agreements (incorporated by reference to Exhibit 4 to Alumina Limited’s (formerly known as WMC Limited) Annual Report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Commission on April 4, 2002.). These Agreements comprise:

4.1.1	Heads of Agreement, dated July 6, 1994 between Aluminum Company of America and Western Mining Corporation Holdings Limited.

4.1.2	Charter of the Strategic Council, dated December 21, 1994 between Aluminum Company of America and Western Mining Corporation Holdings Limited.

4.1.3	Formation Agreement, dated December 21, 1994 among Aluminum Company of America, Alcoa International Holdings Corporation, ASC Alumina Inc., Western Mining Corporation Holdings Limited, Westminer International Holdings Limited and WMC Alumina (USA) Inc.

4.1.4	Amended and Restated Limited Liability Company Agreement of Alcoa Alumina & Chemicals, L.L.C., dated December 31, 1994 among Aluminum Company of America, ASC Alumina Inc., Westminer International Holdings Limited and WMC Alumina (USA) Inc.

4.1.5	Loan Agreement, dated January 3, 1995 between Alcoa Alumina & Chemicals, L.L.C. and WMC Alumina (USA) Inc.

4.1.6	Administrative and Services Agreement, dated January 1, 1995 between Alcoa Alumina & Chemicals, L.L.C. and Aluminum Company of America.

4.1.7	AAC-ACOA Employee Services Agreement dated January 1, 1995 between Alcoa Alumina & Chemicals, L.L.C. and Aluminum Company of America.

4.1.8	WMC-ACOA Employee Services Agreement dated January 1, 1995 between Aluminum Company of America and Western Mining Holdings Limited.

4.1.9	Master Hedging Agreement dated December 31, 1994 among Aluminum Company of America, Alcoa of Australia Limited, Alcoa Alumina & Chemicals L.L.C., Suriname Aluminum Company L.L.C. and Alcoa Minerals of Jamaica.

4.1.10	Assignment Agreement dated February 1, 1995 among Aluminum Company of America and Alcoa Alumina & Chemicals, L.L.C. regarding the Bauxite Contract with Compagnie des Bauxites de Guinée.

4.1.11	Abalco Shareholders Agreement, dated March 29, 1995 among Alcoa Alumina & Chemicals, L.L.C., Alcoa Brazil Holdings Company and Westminer International (UK) Limited.

4.2	Demerger Deed between Alumina Limited and WMC Resources Limited dated March 5, 2003.

4.3	Transitional Services Agreement between Alumina Limited and WMC Resources Limited dated 18 December 2002.

2002 FORM 20-F

FINANCIAL STATEMENTS

4.4	Management Contracts

Exhibit 8—Significant Subsidiaries

Alumina Limited’s significant subsidiaries are as follows:

•	Alumina International Holdings Pty Ltd—Incorporated in Australia this company holds all entities in the Alumina Group’s AWAC joint venture (except for Alcoa of Australia Ltd, see below) through its indirect 40% interest in each of Alcoa World Alumina LLC, Alcoa Caribbean Holdings LLC, Alumina Espanola SA, Alcoa Chemie Nederland BV, Alcoa Chemie GMBH and Abalco SA. It is wholly owned by Alumina.

•	Alcoa of Australia Ltd—Incorporated in Australia, and 39.25% owned by Alumina, this company is a significant entity in the Alumina Group’s AWAC joint venture, with integrated bauxite mining, alumina refining and aluminium smelting facilities in Australia.

2002 FORM 20-F

FINANCIAL STATEMENTS

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

(Signed) Robert Davies
Date: June 24, 2003

	Name: Title:	Robert Davies Chief Financial Officer

ALUMINA LIMITED (formerly WMC Limited)

(Australian Business Number 85 004 820 419)

AND CONTROLLED ENTITIES

U.S. FINANCIAL REPORT

AS OF AND FOR THE YEAR ENDED

31 DECEMBER 2002

Prepared in accordance

with Australian generally accepted

accounting principles (Australian GAAP)

except where noted

Amounts are stated in Australian dollars (A$) except where noted

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of

Alumina Limited

For purposes of the Form 20-F filing of Alumina Limited with the U.S. Securities and Exchange Commission.

We have audited the accompanying consolidated statements of financial position of Alumina Limited and its controlled entities, (“the Group”), as of 31 December 2002 and 2001, and the related consolidated statements of financial performance, statements of cash flows and consolidated statements of changes in shareholders’ equity for the years ended 31 December 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards in Australia and the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alumina Limited and its controlled entities at 31 December 2002 and the results of their operations and cash flows for the years ended 31 December 2002, 2001 and 2000, in conformity with accounting principles generally accepted in Australia.

Furthermore, as discussed in note 1(v) to the financial statements, in 2002 the Group changed its accounting policy for providing for dividends to conform to AASB 1044 Provisions, Contingent Liabilities and Contingent Assets. In addition, accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of consolidated shareholders’ equity and financial position as of 31 December 2002 and 2001 and the determination of consolidated results of operations for the years ended 31 December 2002, 2001 and 2000, to the extent summarised in Note 45 to the consolidated financial statements.

PricewaterhouseCoopers	Melbourne, Australia
Chartered Accountants	June 2003

ALUMINA LIMITED AND CONTROLLED ENTITIES

Consolidated Financial Statements as of and for the year ended 31 December 2002

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE

	Notes	Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
		A$m	A$m	A$m
Continuing Operations:
General and administrative		(6.3)	(3.4)	(2.7)
Other expenses		(1.3)	(10.4)	(1.7)
Other income		1.3	14.9	3.0

(Loss)/profit before interest and income tax		(6.3)	1.1	(1.4)
Interest expense		(0.6)	—	—

(Loss)/profit before income taxes		(6.9)	1.1	(1.4)
Income tax credit/(expense)	5(a)	0.3	1.2	(0.8)

Net (loss)/profit from continuing operations		(6.6)	2.3	(2.2)
Equity in net of tax earnings of associates	15(b)	216.3	279.1	369.1

Net profit from continuing operations		209.7	281.4	366.9

Discontinued Operations:
Net sales revenue	2	2,220.9	2,816.9	3,092.0
Net expenses		(2,332.9)	(2,987.1)	(2,524.3)
Income tax credit/(expense)		26.9	49.4	(169.7)
Profit on disposal of gold operations (tax exempt at 2002, net of income tax benefit of $34.4 million at December 2001)	4	25.1	170.0	—
Profit on sale of right to Gold Royalty	4	15.4	—	—
Profit on disposal of Long/Victor mines at Kambalda (net of tax expense of $2.6 million)	4	9.4	—	—
Profit on disposal of Three Springs Talc operation (net of income tax benefit of $1.4 million at December 2001)	4	—	20.0	—
Profit on disposal of equity interest in Mondo Minerals (net of income tax expense of $10.1 million at December 2001)	4	—	51.1	—

Net profit from discontinued operations		(35.2)	120.3	398.0

Combined Operations:
Net sales revenue		2,220.9	2,816.9	3,092.0
Cost of goods sold		(1,650.9)	(2,232.4)	(1,953.5)
Selling and distribution		(143.7)	(165.8)	(149.9)
General and administrative		(333.8)	(252.7)	(217.8)
General and administrative—exceptional items		—	(513.1)	(17.8)
Exploration and evaluation		(34.3)	(95.1)	(79.8)
Other expenses		(94.1)	(55.6)	(88.3)
Other expenses—exceptional items		(178.5)	—	—
Other income		57.9	204.1	241.7
Other income—exceptional items		230.7	635.2	38.0
Share of net profits of associates		216.3	279.1	371.2

Profit before interest and income tax		290.5	620.6	1,235.8
Interest expense	3(b)	(140.6)	(295.2)	(300.4)

Profit before income taxes		149.9	325.4	935.4
Income tax credit/(expense)	5(a)	24.6	76.3	(170.5)

Net profit attributable to holding company shareholders		174.5	401.7	764.9
—Foreign currency adjustments		6.0	28.6	50.8
—Equity share of foreign currency adjustments		29.4	(8.8)	(17.7)

		35.4	19.8	33.1

Total changes in equity other than those resulting from transactions with owners as owners		209.9	421.5	798.0

Net earnings per share attributable to holding company shareholders (A$ per share)	6
—Australian GAAP (basic)		0.16	0.36	0.68
—Australian GAAP (diluted)		0.16	0.36	0.68

The accompanying notes form part of these consolidated financial statements.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at 31 December
	Notes	2002	2001
		A$m	A$m
CURRENT ASSETS
Cash assets	9	23.2	214.4
Receivables	10	2.3	496.0
Other financial assets	11	—	20.1
Inventories	12	—	410.2
Other	13	0.9	230.5

Total current assets		26.4	1,371.2

NON-CURRENT ASSETS
Receivables	14	—	481.4
Investments in associates	15	1,668.7	1,675.6
Other financial assets	16	—	21.7
Inventories	17	—	82.4
Exploration and evaluation	18	—	64.5
Property, plant and equipment	19	—	4,775.3
Deferred tax assets	20	—	303.7
Other	21	—	1,236.5

Total non-current assets		1,668.7	8,641.1

TOTAL ASSETS		1,695.1	10,012.3

CURRENT LIABILITIES
Payables	22	2.6	856.4
Interest bearing liabilities	23	534.8	584.3
Current tax liabilities	24	1.7	7.7
Provisions	25	0.1	220.7
Other		—	13.2

Total current liabilities		539.2	1,682.3

NON-CURRENT LIABILITIES
Payables	26	—	1,197.7
Interest bearing liabilities	27	—	1,737.7
Deferred tax liabilities	28	2.2	434.9
Provisions	29	0.2	97.0
Other	30	—	9.3

Total non-current liabilities		2.4	3,476.6

TOTAL LIABILITIES		541.6	5,158.9

Minority shareholders’ interest in subsidiaries	32	—	9.0

NET ASSETS		1,153.5	4,844.4

The accompanying notes form part of these consolidated financial statements.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

		As at 31 December
	Notes	2002	2001
		A$m	A$m
EQUITY
Share capital:
—Authorized: 2,000,000,000 shares
—Issued:
1,128,333,747 (31 Dec 2001: 1,108,821,653) fully paid ordinary shares of no par value	31	220.2	3,190.9
There were no partly paid shares as at 31 December 2002 (31 Dec 2001: 629,000)

Asset revaluation reserve:
—parent and subsidiaries		34.3	34.3
Equity accounted reserves	15(d)	101.3	71.9
Capital reserve		16.5	16.5
Retained earnings:
—parent and subsidiaries		382.9	1,042.3
—equity accounted associates		346.5	409.4
Accumulated other comprehensive income		51.8	79.1

TOTAL EQUITY		1,153.5	4,844.4

Commitments	38
Contingent liabilities and gains	37

The accompanying notes form part of these consolidated financial statements.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Notes	Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
		A$m	A$m	A$m
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		2,193.5	2,981.0	3,030.2
Receipts from early close out of gold hedging book in 1998		—	—	7.9
Payments to suppliers and employees		(1,832.0)	(2,212.7)	(1,904.9)
Interest and other items of a similar nature received		27.6	51.5	88.0
Borrowing costs		(150.0)	(204.9)	(246.2)
Proceeds from interest rate swap close out		71.2	11.7	—
Dividends received from associates		281.0	377.0	274.4
Income taxes paid		(3.2)	(6.7)	(5.9)
Proceeds from insurance claims		35.0	34.3	1.3
Payments for:
—exploration (grassroots)		(17.1)	(57.2)	(51.2)
—exploration (additional, supporting existing operations)		(3.4)	(19.3)	(21.1)

Net cash provided by operating activities	33(a)	602.6	954.7	1,172.5

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment		(412.3)	(426.8)	(436.0)
Proceeds from sale of St Ives and Agnew gold operations		—	432.0	—
Proceeds from sale of Three Springs Talc operation		—	56.0	—
Proceeds from sale of equity interest in Mondo Minerals		—	122.2	—
Proceeds from sale of Central Norseman Gold Corporation		25.7	—	—
Proceeds from sale of investments		—	24.9	5.5
Proceeds from sale of non-current assets		67.6	64.2	32.5
Proceeds from insurance claims		15.7	23.6	17.1
(Payments for)/proceeds from gold hedge close out		(34.4)	21.7	—
Proceeds from/(payments for) short term investments		2.6	(8.6)	(1.0)
Payments for research and development		(0.4)	—	(0.3)
Payments for evaluation expenditure		(4.4)	(4.9)	(8.5)
Payment for purchase of Halco and MRN shares		(72.9)	—	—
Payment for purchase of Yakabindie Nickel Pty Limited		—	(25.2)	—
Payment for option to conduct feasibility study		—	—	(28.6)
Cash reserves retained by WMC Resources Ltd upon demerger		(65.2)	—	—

Net cash (used in)/provided by investing activities		(478.0)	279.1	(419.3)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of shares		38.5	67.6	21.1
Payments for buyback of ordinary shares		—	—	(417.4)
Proceeds from borrowings		1,816.6	277.2	745.0
Repayments of borrowings		(1,966.1)	(1,055.5)	(782.7)
Dividends paid		(199.7)	(396.4)	(350.5)
Distributions paid to minority shareholders		—	(1.0)	(2.1)

Net cash used in financing activities		(310.7)	(1,108.1)	(786.6)

Net (decrease)/increase in cash held		(186.1)	125.7	(33.4)
Cash at the beginning of the financial year		214.2	86.1	106.8
Effects of exchange rate changes on foreign currency cash balances		(4.9)	2.4	12.7

Cash at the end of the financial year	(a)	23.2	214.2	86.1

The accompanying notes form part of these consolidated financial statements.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Notes	Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
		A$m	A$m	A$m
(a) Reconciliation of Cash
For the purposes of the consolidated statements of cash flows, cash represents cash on hand, at the bank and on short-term deposit (maturity of 3 months or less) less bank overdrafts:
Cash assets—US GAAP cash and cash equivalents	9	23.2	214.4	90.0

Bank overdrafts	23	—	(0.2)	(3.9)

Australian GAAP cash and cash equivalents		23.2	214.2	86.1

The above statements differ from US GAAP in that under US GAAP bank overdrafts are not considered to be part of the net cash equivalents and so changes in bank overdrafts (net) would be included in cash flows from financing activities. In addition, payments for research and development would be included in cash flows from operating activities instead of investing activities. Refer to Note 45.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
	A$m	A$m	A$m
Issued shares fully paid
Beginning of period	3,190.9	3,123.3	3,519.4
Shares issued:
—Employee share scheme :
—Converted from partly paid	2.2	0.8	1.4
—Conversion of options	36.3	66.8	20.0
—Shares issued to acquire Corridor Sands	123.8	—	—
Less: return of capital to effect the demerger	(3,133.0)	—	—
—Share buyback: shares purchased on market and cancelled	—	—	(417.4)
—adjustment resulting from the conversion of fully paid shares at a market price lower than the issue price	—	—	(0.1)

End of period	220.2	3,190.9	3,123.3

Issued shares paid to 5 cents each
Beginning of period	—	—	0.1
—Conversion to fully paid	—	—	(0.1)

End of period	—	—	—

Asset revaluation reserve
Beginning and end of period	34.3	34.3	34.3

Capital reserve
Beginning and end of period	16.5	16.5	16.5

Retained earnings
Beginning of period	1,451.7	1,368.3	1,058.4
Net income	174.5	401.7	764.9
Transfer from reserves	33.3	2.6	—
Dividends provided for or paid:
2002 interim 5 cents fully franked per share	(55.6)	—	—
Special dividend distributed to effect the demerger	(823.0)	—	—
2001 interim 16 cents fully franked per share	—	(176.8)	—
2001 final 13 cents fully franked per share	—	(144.1)	—
2000 interim 21 cents fully franked per share	—	—	(235.4)
2000 final 20 cents fully franked per share	—	—	(219.6)
Distribution on demerger of WMC Resources Ltd	(51.5)	—	—

End of period	729.4	1,451.7	1,368.3

Accumulated other comprehensive income Foreign currency translation adjustment
Beginning of period	79.1	53.1	2.3
Transfer to retaining earnings	(33.3)	(2.6)	—
Difference on translation of self sustaining foreign entities	(26.0)	58.2	102.1
Revaluation of naturally hedged net monetary liabilities	44.4	(42.3)	(77.6)
Income taxes allocated to translation adjustments	(12.4)	12.7	26.3

End of period	51.8	79.1	53.1

Equity accounted reserves
Beginning of period	71.9	80.7	98.4
Equity share of translation adjustment	29.4	(8.8)	(17.7)

End of period	101.3	71.9	80.7

Total shareholders’ equity	1,153.5	4,844.4	4,676.2

The accompanying notes form part of these consolidated financial statements.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	BACKGROUND AND BASIS OF ACCOUNTING

Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with Australian Accounting Standards and other mandatory professional reporting requirements. These standards and reporting requirements form part of generally accepted accounting principles in Australia (Australian GAAP). Where these principles differ from those generally accepted in the United States of America (US GAAP), reference is made by footnote. A reconciliation of the major differences between these principles and those applicable under US GAAP is included as Note 45.

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

On 11 December 2002 WMC Limited, the former parent entity of WMC Resources, consummated the separation of WMC Limited together with its interest in Alcoa’s World Alumina and Chemicals business (AWAC), from WMC Limited’s mineral businesses which now comprise WMC Resources (the “demerger”).

Prior to effecting the demerger, through a series of transactions internal to the WMC Limited Group, WMC Resources acquired WMC Limited’s shares in the legal entities which held the copper/uranium and fertilizer businesses, WMC Finance Limited, WMC Finance (USA) Limited as well as WMC Limited’s exploration and development interests other than those relating to AWAC. Under Australian GAAP, all of these acquisitions were accounted for at fair value in return for shares in WMC Resources. Under US GAAP, the internal transactions were accounted for at book value. To consummate the demerger, WMC Limited effected a capital reduction and dividend to its shareholders in an amount equivalent to the value of WMC Resources after the internal transfers were completed. The entitlement of WMC Limited’s shareholders to the capital reduction and dividend was ultimately satisfied in the demerger through the distribution to WMC Limited’s shareholders of shares in WMC Resources on a one-for-one basis.

As part of the demerger, a net deficit arose due to the difference between the consideration received from shareholders for their entitlement to WMC Resources shares and net book value of the assets demerged. The directors have determined that as the demerger transaction was with shareholders, the net deficit arising should be included as a movement in equity. Specifically the net deficit is shown as a movement in retained profits in the consolidated Statements of changes in Shareholders’ Equity.

Advisory costs incurred throughout the demerger process were expensed as incurred. These amounts have been separately identified in Note 4 to the financial statements.

Further information relating to the discontinued operations for the period to the date of disposal is set out in Note 45.

(b)	PRINCIPLES OF CONSOLIDATION

The consolidated financial report is prepared for the economic entity, being alumina Limited (parent entity) and the entities it controls. Australian GAAP defines entity widely including any legal, administrative or fiduciary arrangement. All material entities in the group are companies. The economic entity consisting of Alumina Limited and its controlled entities is referred to in the financial report as ‘the group’. In preparing the financial statements, the effects of all transactions between entities within the group are eliminated in full, including unrealised profits and losses on transactions with associates accounted for on an equity basis.

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	PRINCIPLES OF CONSOLIDATION (continued)

Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of income from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed. This financial report includes the results of WMC Resources Ltd and the entities acquired by WMC Resources Ltd as part of the demerger up to 30 November 2002.

Interest in companies which the group does not control or exercise significant influence over are included in the accounts as investments, initially recorded at cost. Dividends receivable are taken into profits of the investing entity on the date of declaration.

Associates are those entities over which the consolidated entity exercises significant influence, but not control. Investments in associates are accounted for in the consolidated financial statements using the equity method. Under this method, the consolidated entity’s share of the post-acquisition profits or losses of associates is recognised in the consolidated statement of financial performance, and its share of post-acquisition movements in reserves is recognised in consolidated reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment.

The group’s share of the retained profits of associated entities is not available for payment of dividends to shareholders of Alumina Limited, except to the extent that those profits are later received as dividends from the associated entities concerned, and such dividends do not represent a recoupment of the cost or revalued amount of the investments concerned.

Accounting policies adopted by associated entities are generally consistent with those of the group but, where necessary, the results of associated entities are restated in order to comply with the accounting policies of the group. Any remaining differences would not materially affect the amounts reflected in the consolidated results of the group.

Alumina Limited does not use the cost method to account for any entities for which there is a greater than 20% ownership.

(c)	FOREIGN CURRENCY TRANSLATION

Transactions

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. The subsequent payment or receipt of funds relating to that transaction is translated at the rate applicable on the date of payment or receipt. Any such amounts outstanding at balance date are translated at the rate of exchange prevailing on the balance date. Resulting exchange differences that are related directly to property, plant and equipment under construction or development net of the effects of a hedge of the monetary item are recorded as part of the cost of property, plant and equipment, while all other exchange differences are brought to account in determining the profit or loss. The accounting for forward foreign exchange contracts is in accordance with Note 1(w).

Controlled foreign entities

The accounts of self-sustaining controlled foreign entities that report other than in Australian dollars are translated into Australian currency using rates of exchange current at balance date for assets and liabilities, and actual or an average of rates ruling during the reporting period for revenues and expenses. Equity is translated at historical rates. All exchange gains and losses arising on these translations are taken to the foreign currency translation reserve as part of other comprehensive income.

Upon disposal of a self sustaining controlled foreign entity the balance of the foreign currency translation reserve relating to the operation is transferred to retained profits.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

1.	SUMMARY OF ACCOUNTING POLICIES (continued)

(c)	FOREIGN CURRENCY TRANSLATION (continued)

Controlled foreign entities (continued)

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

For integrated foreign controlled entities, monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are brought to account in determining the profit or loss.

(d)	INCOME TAX

The provision for income taxes in Alumina Limited’s consolidated financial statements has been determined on a separate-return basis. The liability method of tax-effect accounting is used, whereby the income tax expense for the year is matched with the accounting profit after allowance for permanent differences. The income tax effect of significant permanent differences on the tax expense for the year is set out in Note 5. Income tax set aside on cumulative timing differences is brought to account as either a provision for deferred income tax or an asset described as future income tax benefits at the rate of income tax applicable to the period in which the liability will become payable or the benefit will be received.

The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit can be regarded as being virtually certain of realization. The future income tax benefit relating to timing differences is not carried forward as an asset unless its realization is assured beyond any reasonable doubt.

(e)	REVENUE RECOGNITION

Sales revenue is measured at the fair value of the consideration received, and is recognized when each of the following conditions are met:

(i)	persuasive evidence of an arrangement exists, which is usually in the form of a contractual arrangement.

(ii)	title in the product has transferred to the buyer, which in most cases occurs when the product passes ships rail, at the port of loading.

(iii)	the seller’s price to the buyer is fixed or determinable. In the case of certain products sold by the company, including nickel concentrate, nickel matte and copper cathode, revenue is recognized on a provisional basis at the time of title transfer, based on prevailing market prices and contained metal, and is subject to final adjustment at the end of periods ranging from 30 to 90 days in most cases, for movements in market prices to the end of those periods. Revenue initially recognized is equal to the contained quantity of metal, measured at the forward price. At each subsequent period end date prior to final settlement, revenue is remeasured based on the prevailing forward price. Refer to Note 2 for details of amounts of revenue recognized subject to final settlement. Revenue is considered determinable at the recognition point, due to the existence of an actively traded and widely quoted market on the London Metal Exchange for the relevant metals. Market prices are the only aspect of recognized revenue subject to material change at the time of recognition. Final sales prices are determined based on contained metal and the market price at the relevant quotation point stipulated in each contract, which is generally on or around the end of the settlement period.

(iv)	collectability is reasonably assured.

(f)	RECEIVABLES

All trade debtors are recognized as the amounts receivable upon settlement. Collectability of trade debtors is reviewed on an ongoing basis. Debts that are known to be uncollectible are written off. A provision is raised when some doubt exists about collection.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

1.	SUMMARY OF ACCOUNTING POLICIES (continued)

(g)	INVENTORIES

Stores

Stores represent consumable supplies and maintenance spares and are valued at weighted average cost. Provision is made for obsolescence, where items relate to units of property that are no longer used or the items themselves have been superseded.

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

Broken ore which is above a predetermined cut-off grade is stockpiled for future processing. The processing of this ore is contemplated within each current mine plan and is dependent on commodity prices and the life of the mine. Broken ore below the cut-off grade is also stockpiled, however the costs associated with this ore are expensed as incurred, as its future processing is uncertain. Costs associated with ongoing waste removal are treated in accordance with the accounting policy relating to mine properties and mine development (refer to Note 1(l)).

Trading stocks and work in progress are valued at the lower of cost and net realizable value. Cost approximates weighted average cost and includes direct costs and an appropriate portion of fixed and variable direct overhead expenditure, including depreciation and amortization. Net realizable value is the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.

(h)	RECOVERABLE AMOUNT OF NON-CURRENT ASSETS

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal.

Recoverable amounts of non-current assets are assessed based on undiscounted future net cash flows expected to be generated from the assets. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. The values of assets are reviewed on an ongoing basis, and where the carrying amount exceeds recoverable amount, the carrying amounts of non-current assets are revalued downwards to the lower of their recoverable amount or market value. The decrement in the carrying amount is recognized as an expense in the statement of financial performance in the reporting period in which the write down occurs.

(i)	ACQUISITION OF ASSETS

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is the market price as at the acquisition date, or where no market price is available, an estimation of fair value is used.

(j)	EXPLORATION AND EVALUATION EXPENDITURE

Exploration and evaluation expenditure is written off as incurred, except when such costs are expected to be recouped through successful development and exploitation, or sale, of an area of interest. In addition exploration assets recognised on acquisition of an entity are carried forward provided that exploration and/or evaluation activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing.

The expenditure carried forward when recovery is expected represents an accumulation of direct net exploration and evaluation costs incurred by or on behalf of the group and applicable indirect costs, in relation to separate areas of interest for which rights of tenure are current.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

1.	SUMMARY OF ACCOUNTING POLICIES (continued)

(j)	EXPLORATION AND EVALUATION EXPENDITURE (continued)

If it is established subsequently that economically recoverable reserves exist in a particular area of interest, resulting in the decision to develop a commercial mining operation, then in that year, the accumulated expenditure attributable to that area, to the extent that it does not exceed the recoverable amount for the area concerned, will be transferred to mine development. As such it will be subsequently amortized against production from that area. Any excess of accumulated expenditure over recoverable amounts will be written off to the income statement.

The carry forward of exploration expenditure prior to development is not consistent with US GAAP. Refer to Note 45(c) for the effect of any such expenditure.

(k)	GOVERNMENT FACILITIES

These assets represent contributions towards the cost of power, water, road, railway and town service facilities owned by government or local authorities which are necessary to gain access to mineral reserves. Under US GAAP, these assets may be more appropriately described as ‘deferred costs’. These assets are amortized over the life of the related mining projects or the facility, whichever is less.

(l)	MINE PROPERTIES AND MINE DEVELOPMENT

These assets represent the capital cost incurred on areas of interest for which it has been established, to the satisfaction of the directors subsequent to completion of a final feasibility study, that economically recoverable reserves exist.

Costs accumulated in respect of each area of interest represent direct and applicable indirect expenditure incurred by or on behalf of the relevant entity. Indirect expenditure principally consists of charges for depreciation of equipment used in development activities. The costs of successful exploration and evaluation and access and capital development are classified as mine development. Capital development for open pit mines includes both the initial pre-production removal of overburden and ongoing post-production waste removal. See below for further detail on post production waste removal. Capital development on underground mines includes expenditure on shaft sinking, declines, development and access drives and ventilation shafts. Utilities and facilities such as water, power and rail transport (where the Company is required to contribute to the capital cost but does not have title to the asset), pre-production administration and other costs for mineral properties are classified as mine properties. Amortization of these costs is provided separately for each mineral reserve or mine from the commencement of commercial production as follows:

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

The costs of developing or constructing new property and plant include start-up and organization costs that under US GAAP must be expensed as incurred. For the effect of this refer to Note 45(d).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

1.	SUMMARY OF ACCOUNTING POLICIES (continued)

Post-production waste removal

All costs of post-production waste removal (stripping) from open pit mines are accumulated, and deferred on the balance sheet as part of the total of mine properties and mine development. These costs include the costs of drilling, blasting, loading and haulage of waste rock from the open pit to the waste pile. The costs are predominantly in the nature of payments to mining, blasting and other contracting companies or costs of internal labor and materials used in the process. These costs are amortized on a units-of-production basis, in accordance with the amortization policy set out for mine development at (ii) above. Based on the current mine plans, the deferred stripping asset would be expected to be extinguished during 2023 for Mount Keith and 2004 for the Harmony Mine at Leinster.

As waste removal activities are an integral part of the mining operation, the deferred stripping asset is grouped with the other assets at the mine site or other level which represents the lowest level of separately identifiable cash flows in order to assess recoverable amount (see “recoverable amount of non-current assets”).

(m)	DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

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

Assets which are depreciated or amortised on a basis other than over the life of the related area of interest typically have the following economic lives:

Plant and machinery	5 - 30 years*
Motor vehicles and heavy mobile equipment—underground	4 years
Motor vehicles and heavy mobile equipment—surface	5 years
Office furniture	8 years
Computers and other office equipment	5 years

*	Dependent on the life of related operation.

Certain major items of plant have significant components which suffer substantial wear and tear. These components are depreciated at an accelerated rate as they are overhauled and replaced on a cycle which exceeds one year but is significantly shorter than the life of the remainder of the plant of which they form a part. On overhaul, any remaining cost of the component is written off and the replacement is capitalized and depreciated over the effective life of the replacement.

Repair and maintenance expenditure is treated as an operating expense in the period incurred. Major improvements and replacements which increase productivity capacity or extend the useful life of an asset are capitalized in the respective asset class.

(n)	LEASED NON-CURRENT ASSETS

The group has operating lease agreements under which the lessor effectively retains substantially all risks and benefits. Operating lease payments are charged to the statement of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

The cost of improvements to or on leasehold properties is amortized over the unexpired period of the lease or five years, whichever is the shorter.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

1.	SUMMARY OF ACCOUNTING POLICIES (continued)

(o)	RESEARCH AND DEVELOPMENT EXPENDITURE

Research and development expenditure is charged to income as incurred, except that when a regular evaluation of projects concludes that an individual project is expected beyond any reasonable doubt to recover its costs from subsequent use or disposal, the costs of the project for that and subsequent reporting periods are capitalized. Such deferred capital is amortized over the reporting periods which are expected to benefit from the project. In establishing this economic life due regard is given to the economic life of the related area of interest or, if this is not relevant, a maximum life of five years is applied.

(p)	CURRENT ASSETS AND CURRENT LIABILITIES

For the purposes of balance sheet classification, assets and liabilities are categorised as “current” if they are expected to be realized in cash, sold or consumed, or liquidated, as the case may be, within the groups’ normal operating cycle, which does not exceed one year for any activity.

(q)	TRADE AND OTHER CREDITORS

These amounts represent liabilities for goods and services provided to the group prior to the end of the financial year and which are unpaid. These amounts are unsecured and are usually paid within thirty days of recognition.

(r)	EMPLOYEE ENTITLEMENTS

(i)	Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries and annual leave are recognized, and are measured as the amount unpaid at the reporting date at current pay rates in respect of employee’s services up to that date, including related on-costs.

(ii)	Long service leave

Long service leave is an additional form of compensated leave to which Australian employees become entitled after a qualifying period of generally ten years of continuous service. It accrues to them at the rate of 1.3 weeks leave per year of service.

A liability for long service leave is recognized, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date, including related on-costs. Consideration is given to expected future wages and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on national government securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(iii)	Superannuation

Since 27 July 2001, all employer contributions and ongoing management of employees’ superannuation entitlements have been managed by the WMC Superannuation Plan, an independently managed sub-plan of the Plum Superannuation Fund. Since the demerger Alumina employees have become members of a sub-plan of the WMC Superannuation Plan, created specifically for Alumina.

The group does not account for excesses or shortfalls of the superannuation fund or plan assets over accrued membership benefits. Employer contributions to these funds are recognized as an operating cost. Further details and disclosure in accordance with US GAAP are provided in Note 45.

There are currently no Australian accounting standards concerned with the accounting for pension plans by employers other than an accounting standard relating to employee entitlements which requires the disclosure of certain information regarding defined benefit plans. The relevant disclosures required under this standard are made in Note 39.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

1.	SUMMARY OF ACCOUNTING POLICIES (continued)

(s)	REHABILITATION

Where practicable, rehabilitation is performed progressively and charged to costs as a part of normal operating activity. In addition, an assessment is made at each operation of the undiscounted cost at balance date of any future rehabilitation work which will be incurred as a result of currently existing circumstances and a provision is accumulated for this expenditure. This provision is charged on a proportionate basis to production over the life of the operation or activity concerned, or where the applicable life concerned exceeds twenty years, on a proportionate basis to production on a twenty year basis except Olympic Dam which is on a thirty year basis. The estimated cost of rehabilitation is re-assessed on a regular basis. Rehabilitation costs include reclamation costs, dismantling and removal costs, removal of foundations and roads, the clean up of polluted materials, and re-vegetation of areas affected by operations, and monitoring of sites. Any changes in estimates are dealt with on a prospective basis. The time when it will be appropriate to commence significant rehabilitation work varies at different operations from the next financial year to dates well in excess of twenty years time. Over that time there is a strong possibility that the obligations for, methods of performing, and costs of performing, the rehabilitation work might alter. The estimates therefore are subject to change.

(t)	PROVISIONS

Provisions are recognized where there is a legal, equitable or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation.

(i)	Workers Compensation

Provision is made for amounts payable in relation to outstanding workers compensation claims when it is probable that an outflow of economic benefits will be required to settle the obligation. Amounts provided are reviewed regularly by actuaries or insurers in light of the claims outstanding.

(u)	INTEREST-BEARING LIABILITIES

Loans are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

(v)	DIVIDENDS

Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the year but not distributed at balance date.

Change in accounting policy for providing for dividends

The Company has applied AASB 1044 Provisions, Contingent Liabilities and Contingent Assets (issued October 2001) for the first time from 1 January 2002, in accordance with a written election by the directors under subsection 334(5) of the Corporations Act 2001. In accordance with this new standard, provisions are recognised for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the year but not distributed at balance date.

In previous periods, in addition to providing for the amount of any dividends declared, determined or publicly recommended by the directors on or before the end of the period but not distributed at balance date, a provision was also made for dividends to be paid out of retained profits where the dividend was proposed, recommended or declared between the end of the period and the completion of the financial report.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

1.	SUMMARY OF ACCOUNTING POLICIES (continued)

(v)	DIVIDENDS

A restatement of consolidated retained profits and total dividends provided for or paid showing the information that would have been disclosed had the new accounting policy always been applied, is set out below:

	Year ended 31 December 2002	Year ended 31 December 2001
	A$m	A$m
Restatement of retained profits
Opening retained profits as previously reported	1,451.7	1,368.3
Change in accounting policy for providing for dividends	144.1	219.6

Restated retained profits at the beginning of the year	1,595.8	1,587.9
Net profit attributable to members of Alumina Limited	174.5	401.7
Transfer from reserves	33.3	2.6
Distribution on demerger of WMC Resources Ltd	(51.5)	—

Total available for appropriation	1,752.1	1,992.2
Dividends declared and paid during period	(1,022.7)	(396.4)

Restated retained profits at the end of the year	729.4	1,595.8

Restatement of total dividends provided for or paid
Previously reported total dividends provided for or paid during the year	878.6	320.9
Adjustment for change in accounting policy	144.1	75.5

Restated total dividends declared during period	1,022.7	396.4

Restatement of current liabilities—provisions
Previously reported carrying amount at the end of the year	0.1	220.7
Adjustment for change in accounting policy	—	(144.1)

Restated carrying amount at the end of the year	0.1	76.6

(w)	DERIVATIVE FINANCIAL INSTRUMENTS

The group has used derivative financial instruments to hedge natural exposures to commodity prices, exchange rates and interest rates. The instruments used include spot, forward, swap and option contracts. The following accounting policies are applied to both currency and commodity based derivatives.

Hedge contracts are accounted for in the same manner as the underlying transactions. For currency contracts hedging firmly committed sales, operating purchases or capital purchases, premiums on option contracts and discounts or premiums on entering into forward currency hedging contracts are deferred in other assets or other liabilities until the underlying transaction takes place. Unrealized or realized gains and losses on the hedging contracts are deferred in other assets or other liabilities until the underlying transaction takes place. When the underlying transaction takes place, gains, losses, premiums and discounts for the hedge contract are included in the cost of the applicable asset, or taken to profit and loss as part of sales revenue or costs.

For contracts hedging exposure to commodity prices, unrealized or realized gains and losses and premiums are deferred in other assets or other liabilities until the underlying transaction takes place. When the underlying transaction takes place, gains, losses and premiums for the hedge contract are taken to profit and loss as part of sales revenue.

For contracts hedging the interest rate component of debt instruments, gains and losses are recognized as adjustments to interest expense when the underlying transaction occurs.

In the statement of cash flows, cash flows resulting from hedging contracts are included in the same category as the underlying transaction.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

1.	SUMMARY OF ACCOUNTING POLICIES (continued)

(w)	DERIVATIVE FINANCIAL INSTRUMENTS

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

(x)	CAPITALIZED COSTS

Capitalization of interest expense

For qualifying assets under construction, which are normally major projects and where development or construction necessarily requires a substantial period of time, interest expense directly attributable to the funds invested in the project are included as a capital cost during the period until substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete. To the extent that additional funds have been borrowed for the purpose of, and are associated with the project, the interest rate used is that applicable to those funds. The interest rate for any funds utilized in excess of specific borrowings is the weighted average rate for all other borrowings. Capitalized interest expense costs are amortized (from the commencement of commercial production) over a period not exceeding the economic life of the projects, which are subject to a maximum of thirty years.

Capitalization of internal use software

The group capitalizes the cost of external consultants and the business software acquired or developed for internal use (purchase of third party software e.g. SAP) where the project success is regarded as probable. The costs are amortized over the estimated useful life of the software. Capitalized software is assessed for impairment in accordance with the accounting policy noted in Note 1(h) “Recoverable amount of non-current assets”.

(y)	EARNINGS PER SHARE

(i)	Basic earnings per share

Basic earnings per share is determined by dividing net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

(ii)	Diluted earnings per share

Change in basis of determining earnings per share

In previous years diluted earnings per share was calculated by adjusting the figures used in the determination of basic earnings per share by taking into account amounts unpaid on ordinary shares and earnings that would have arisen had the dilutive option been exercised during the financial year. Diluted earnings per share is now calculated by adjusting the weighted average number of shares to include potential ordinary shares assumed to have been issued for no consideration.

The change in the basis for calculating earnings per share figures was made to comply with AASB 1027 Earnings per Share, issued in June 2001.

The earnings per share information for the year ended 31 December 2001 has been recalculated to present the comparative amounts on a consistent basis with the current financial year.

(z)	SHIPPING AND HANDLING COSTS

Operating costs include costs incurred for shipping and handling.

(aa)	ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the ‘rounding off’ of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with Class Order to the nearest hundred thousand dollars.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

		Notes	Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
			A$m	A$m	A$m
2.	REVENUES

	Sales revenue from core operating activities:
	Sale of goods from discontinued operations[1]	2(a)	2,220.9	2,816.9	3,092.0

	Other income:
	Interest received/receivable—continuing operations	3(b)	1.3	2.8	2.9
	Profit on disposal of non-current assets—continuing operations		—	3.2	—

	Other income from continuing operations		1.3	6.0	2.9
	Other income from discontinued operations		186.3	190.6	238.8
	Profit on sale of non-current assets—discontinued operations		44.0	271.9	—

	Total other income		231.6	468.5	241.7

	SUBTOTAL NET REVENUES		2,452.5	3,285.4	3,333.7
	Proceeds from sale of non-current assets		101.0	685.9	70.1
	Less profit on disposal of non-current assets		(44.0)	(275.1)	—

	OPERATING REVENUE—AUSTRALIAN GAAP		2,509.5	3,696.2	3,403.8

(a)	Net sales revenue includes:
	Currency hedging losses		(108.3)	(328.2)	(253.0)
	Commodity hedging gains/(losses)		(5.2)	66.2	(14.9)

			(113.5)	(262.0)	(267.9)

[1]	Amounts included in revenue which were based on provisional pricing as described in accounting policy Note 1(e) were as follows:

Year	A$m
2002	63.4
2001	60.5
2000	138.6

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

Australian GAAP requires specific disclosure of certain items included in the calculation of income. This note does not include all costs.

		Notes	Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
			A$m	A$m	A$m
3.	DISCLOSURES ABOUT ITEMS INCLUDED IN OPERATING INCOME/(LOSS) BEFORE INCOME TAX

	Operating Income/(loss) before income tax includes the following specific expenses:

	Amortization and depreciation	3(a)	489.9	613.9	528.5
	Borrowing costs	3(b)	140.6	295.2	300.4
	Other charges against assets:
	—bad debts written off/provided for		0.3	—	3.4
	—write down of inventories to net realizable value		2.1	7.7	6.2
	Stock written off		31.9	20.5	17.4
	Exploration expenditure written off:
	—grassroots		17.1	57.2	51.1
	—supporting existing operations		3.4	19.3	21.1
	—evaluation		13.8	18.6	7.6
	Government royalties on sales or production		47.2	72.6	83.2
	Provision for:
	—employee entitlements		8.9	22.2	9.3
	—rehabilitation		14.2	14.8	12.7
	—diminution in value of investments		(0.8)	0.2	1.2
	—obsolescence of stores		5.4	4.0	3.8
	Research and development written off		0.3	0.4	1.4
	Foreign exchange loss/(gain)		20.2	20.6	(2.5)
	Operating lease rentals		7.3	12.6	16.3
	Demerger costs		46.0	—	—

(a)	Amortization and depreciation
	Amortization:
	—government facilities		1.5	1.7	1.3
	—mine properties and mine development		128.9	248.3	191.7
	—goodwill/intangibles		13.4	16.1	14.6
	—research and development		0.5	1.7	(0.9)
	Depreciation:
	—plant and equipment		304.3	301.2	273.8
	—land and buildings		23.6	27.2	30.3

			472.2	596.2	510.8
	—equity goodwill		17.7	17.7	17.7

	Total amortization and depreciation charged to profit		489.9	613.9	528.5

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

			Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
			A$m	A$m	A$m
3.	DISCLOSURES ABOUT ITEMS INCLUDED IN OPERATING INCOME/(LOSS) BEFORE INCOME TAX (continued)

	(b)	Borrowing costs
		Interest and finance charges paid/payable	143.7	295.2	325.3
		Deferred to qualifying assets	(3.1)	—	(24.9)

		Interest charged to income	140.6	295.2	300.4

		Interest received/receivable
		—continuing operations	(1.3)	(2.8)	(2.9)
		—discontinued operations	(96.9)	(151.5)	(149.4)

		Interest credited to income	(98.2)	(154.3)	(152.3)

		Net charge to income	42.4	140.9	148.1

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

		Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
		A$m	A$m	A$m
4.	EXCEPTIONAL ITEMS

	(a) Gains/(Charges)
	Discontinued Operations:
	Demerger cost—advisors fees and other costs	(46.0)	—	—
	Profit on disposal of Central Norseman Gold Corporation Limited	25.1	—	—
	Profit on disposal of the right to gold royalty received from the sale of St Ives and Agnew operations	15.4	—	—
	Profit on disposal of the Long/Victor mines at Kambalda	12.0	—	—
	Insurance proceeds (material damage and business interruption) received in relation to the fire at the Olympic Dam solvent extraction plant	62.3	—	—
	Costs associated with lost production due to the fire at Olympic Dam solvent extraction plant	(92.5)	—	—
	Proceeds received from early termination of interest rate swaps	75.9	—	—
	Profit on disposal of St Ives and Agnew gold operations	—	238.8[3]	—
	Net loss on the early termination of commodity and currency hedging associated with the gold business	—	(103.2)	—
	Profit on disposal of Three Springs Talc Operation	—	18.6	—
	Write off of assets and costs associated with the fire at Olympic Dam solvent extraction plant	—	(71.8)[1]	—
	Profit on disposal of equity interest in Mondo Minerals	—	61.2	—
	Cost of redundancies and closure costs associated with the restructuring of the service and exploration functions	—	(21.5)	—
	Profit on sale of tenements at Kambalda	—	—	20.2[2]

		52.2	122.1	20.2
	Equity earnings of associates included the following exceptional item:
	Equity share of write down of AWAC refining and chemical assets and associated provisions	—	(88.0)	—

	Exceptional items before income tax	52.2	34.1	20.2

[1]	In late October 2001 the Copper/Uranium business unit suffered a fire at the Olympic Dam facility which caused considerable damage to the copper and uranium solvent extraction circuits in the processing plant. The damaged plant required rebuilding and the carrying value of the impaired assets ($52.3 million) was written off as a part of exceptional items. The balance of the exceptional item for Olympic Dam was a further charge of $19.5 million incurred in relation to costs associated with lower production of copper and uranium.
[2]	This transaction did not comply with all criteria under US GAAP for the full accrual of profit in 2000. Refer to Note 45.
[3]	An amount of $25 million is included in the profit on disposal relating to a right to future royalties that did not comply with all the criteria under US GAAP for recognition in profit in 2001. Refer to Note 45.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

		Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
		A$m	A$m	A$m
4.	EXCEPTIONAL ITEMS (continued)

	(a) Gains/(Charges)
	Income tax credits/(expenses) on:
	Demerger cost—advisors fees and other costs	13.8	—	—
	Profit on disposal of the Long/Victor mines at Kambalda	(2.6)	—	—
	Insurance proceeds (material damage and business interruption) received in relation to the fire at the Olympic Dam solvent extraction plant	(18.7)	—	—
	Costs associated with lost production due to the fire at Olympic Dam solvent extraction plant	27.8	—	—
	Proceeds received from early termination of interest rate swaps	(22.8)	—	—
	Profit on disposal of St Ives and Agnew gold operations	—	3.4	—
	Net loss on the early termination of commodity and currency hedging associated with the gold business	—	31.0	—
	Profit on disposal of Three Springs Talc Operation	—	1.4	—
	Write off of assets and costs associated with the fire at Olympic Dam solvent extraction plant	—	21.5	—
	Profit on disposal of equity interest in Mondo Minerals	—	(10.1)	—
	Cost of redundancies and closure costs associated with the restructuring of the service and exploration functions	—	4.8	—
	Profit on sale of tenements at Kambalda	—	—	3.6
	Equity share of write down of AWAC refining and chemical assets and associated provisions	—	7.1	—

	Income tax credit on above exceptional items:
	—discontinued operations	(2.5)	52.0	3.6
	—earnings from associates	—	7.1	—

	Gain on exceptional items after tax	49.7	93.2	23.8

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

			Notes	Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
				A$m	A$m	A$m
5.	INCOME TAX

	(a)	Pre-tax operating income/(loss)
		(Loss)/income from continuing operations		(6.9)	1.1	(1.4)
		(Loss)/income from discontinued operations		(100.0)	(143.9)	567.7
		Gain on disposal of discontinued operations		40.5	215.4	—

		Pre-tax operating (loss)/income		(66.4)	46.3	566.3

		Prima facie tax credit/(expense) for the period at the rate of 30% (2001: 30%, 2000: 34%)		19.9	(13.9)	(192.5)

		The following tax effect on these items caused the total charge for income tax to vary from the above:
		Investment and development allowances		—	—	0.3
		Research and development		2.2	0.9	0.5
		Exchange gains from return of capital		—	2.3	—
		Non-taxable capital gains		12.1	12.4	7.3
		Depreciation and amortization		0.7	0.4	(1.9)
		Non-deductible expenses		(2.3)	(2.2)	(4.0)
		Current year tax losses not available		(9.7)	—	—
		Future income tax benefits movements		(0.5)	67.8	4.6
		Variance between Australian and foreign tax rates		(0.5)	0.8	(1.8)
		Withholding tax		1.8	0.5	(2.2)
		Attributable foreign source income		—	(0.8)	(1.8)
		Exempt income		0.9	1.6	1.2

		Income tax credit/(expense) for the period		24.6	69.8	(190.3)
		Adjustment for over provision in prior years		—	6.5	19.8

		Total income tax credit/(expense)		24.6	76.3	(170.5)

		Income tax credit/(expense) comprises:
		Continuing Operations:
		—Normal		0.3	1.2	(0.8)
		Discontinued Operations:
		—Normal		26.8	23.1	(173.3)
		—Exceptional—gains and losses	4	(2.5)	52.0	3.6

			5(d)	24.6	76.3	(170.5)

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

5.	INCOME TAX (continued)

(b)	Future income tax benefits

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

(iii)	the reversal of all other timing differences comprising the balance of the account is assured beyond any reasonable doubt.

Realization of future benefits attributable to tax losses and timing differences will only arise in the event that:

•	the company, or where applicable another Group company, derives future assessable income within the prescribed time limit of a nature and of an amount sufficient to enable the benefit from the deductions from the losses to be realized;

•	the Group companies continue to comply with the conditions for deductibility imposed by the law; and

•	no changes in tax legislation adversely affect the Group companies in realizing the benefit from the deductions for the losses.

		Notes	Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
			A$	A$	A$
(c)	The components of operating profit/(loss) before income tax were:
	Australian		—	28.7	582.0
	Other		—	21.0	(14.6)

			—	49.7	567.4

(d)	Income tax credit/(expense) is comprised of:
	Current:
	Australian		(3.8)	(3.2)	(3.8)
	United States Federal		2.6	—	(0.1)
	Other		(1.1)	(0.1)	(2.1)

			(2.3)	(3.3)	(6.0)

	Deferred income tax:
	Australian		(26.8)	(102.6)	(335.9)
	United States Federal		0.1	—	(0.1)

		5(e)	(26.7)	(102.6)	(336.0)

	Future income tax benefit:
	Australian		56.1	122.9	148.1
	United States Federal		—	0.8	—

			56.1	123.7	148.1

	Tax credit/(expense) attributable to operating profit/(loss)		27.1	17.8	(193.9)
	Prior period adjustment		—	6.5	19.8
	Income tax credit on exceptional items	4	(2.5)	52.0	3.6

	Total income tax credit/(expense)	5(a)	24.6	76.3	(170.5)

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

			Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
			A$m	A$m	A$m
5.	INCOME TAX (continued)

	(e)	The significant timing differences included in deferred income tax were:
		Accelerated depreciation	(13.1)	(45.2)	(90.2)
		Stores	3.6	1.1	(1.0)
		Stock adjustment to market value	(6.5)	(101.1)	—
		Amounts set aside to provision accounts	0.4	9.1	(1.7)
		Tax losses	(12.6)	52.2	(195.6)
		Prepayments	0.2	(0.4)	(0.6)
		Financial instruments accruals	11.9	(18.5)	(32.4)
		Foreign exchange	(14.5)	1.3	(6.9)
		Other	3.9	(1.1)	(7.6)

			(26.7)	(102.6)	(336.0)

	(f)	These operating tax losses carried forward expire as summarized below:

	Year of Expiry	A$m
Australia	Indefinitely	—

United States of America	2007	1.9
	2008	8.3
	2009	10.9
	2010	29.0
	2019	12.6
	2020	2.2
	2021	73.6
	2022	56.2

		194.7

	Year of Expiry	A$m
Other countries	2002	—
	2003	—
	2004	—
	2005	—
	2006	—
	Indefinitely	0.2

		0.2

Total operating income tax losses		194.9

Capital losses and timing differences relate mainly to losses which have not yet been realized or where they are realized and can be carried forward indefinitely.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

		Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
		Cents per share
6.	EARNINGS PER SHARE

	Basic earnings per share calculated on Group equity accounted profit after income tax and minority interests(1)	15.7	36.4	67.9

	Diluted earnings per share calculated on Group equity accounted profit after income tax and minority interests	15.5	36.5	67.5

	Basic earnings per share calculated on net income in accordance with US GAAP (note 45)(2)
	—continuing operations	22.0	5.2	56.4
	—discontinued operations	8.8	24.4	5.9
	—transitional adjustment on adoption of new policy for amortization of mine development and post-production waste removal costs	(3.5)	—	—
	—cumulative effect gain write off of negative goodwill	0.3	—	—

	Basic earnings per share	27.6	29.6	62.3

	Diluted earnings per share calculated on net income in accordance with US GAAP (note 45):
	—continuing operations	21.7	5.3	56.2
	—discontinued operations	8.8	24.4	5.9
	—transitional adjustment on adoption of new policy for amortization of mine development and post-production waste removal costs	(3.5)	—	—
	—cumulative effect gain write off of negative goodwill	0.3	—	—

	Diluted earnings per share	27.3	29.7	62.1

	Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	Potential ordinary shares from the conversion of partly paid shares and options	Weighted average number of ordinary shares outstanding during the year including potential ordinary shares used in the calculation of diluted earnings per share
Year to 31 Dec, 2002	1,112,878,659	11,556,839	1,124,435,498
Year to 31 Dec, 2001	1,103,323,901	17,474,000	1,120,797,901
Year to 31 Dec, 2000	1,127,115,419	10,262,392	1,137,377,811

		Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
		Cents per share
Australian GAAP
(1)	Earnings per share from continuing operations	18.8	25.5	32.6
	Earnings per share from discontinued operations	(3.1)	10.9	35.3

		15.7	36.4	67.9

US GAAP
(2)	Earnings per share from continuing operations	22.3	5.2	56.4
	Earnings per share from discontinued operations	5.3	24.4	5.9

		27.6	29.6	62.3

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

6.	EARNINGS PER SHARE (continued)

(a)	Information concerning classification of securities

The partly paid shares carry the right to participate in dividends in proportion to the amount paid relative to the total issue price (for partly paid shares issued in 1987, relative to the nominal value), and to that extent they have been recognized as equivalents of ordinary shares in the determination of basic earnings per share. At balance date there were nil, (December 2001: 629,000; December 2000: 771,500) partly paid shares, callable at the option of the holders and which at balance date were considered dilutive for the purpose of the calculation of diluted earnings per share. At balance date there were 10,966,720 (December 2001: 15,891,863; December 2000: 9,227,590) options which were considered potentially dilutive and therefore, were used in the calculation of diluted earnings per share.

(b)	Comparative information

The basic earnings per share as presented and diluted earnings per share for the current and previous periods have been adjusted for the conversion of partly paid shares. The adjustment is in accordance with the Australian Accounting Standard AASB 1027 “Earnings Per Share”.

(c)	Conversion, call, subscription or issue after 31 December 2002

There have been no material conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before completion of these financial statements.

		Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
		A$m	A$m	A$m
(d)	Reconciliation of earnings used in the calculation of earnings per share
	Net Income	174.5	401.7	764.9
	Nominal interest from the conversion of partly paid shares and options	2.2	7.5	3.4

	Potential diluted earnings	176.7	409.2	768.3

	US GAAP earnings before cumulative effect of accounting change (Note 45)	342.5	326.5	702.4
	Prior years cumulative effect of change in accounting for start-up activities	(39.5)	—	—
	Cumulative effect gain write off of negative goodwill	3.7	—	—

	Net US GAAP earnings	306.7	326.5	702.4

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

7.	FINANCIAL REPORTING BY SEGMENT

(a)	Business segments

	Year ended 31 December 2002
			A$m
Consolidated	Copper/ uranium	Alumina/ aluminium	Nickel	Fertilizers	Consolidated
Revenue
Segment revenues[1,6]	682.9	—	1,206.3[10]	401.9	2,291.1
Unallocated revenue[2]					107.4
Less insurance proceeds					(67.2)
Less proceeds from sale of non-current assets					(101.0)
Less other sundry revenue					(9.4)

Operating revenues					2,220.9

Result
Segment result	(19.6)[4]	(6.3)	198.9[4]	(50.1)	122.9
Share of net profit or loss/result of equity accounted investments	—	216.3	—	—	216.3
Unallocated profit[3]					45.4
Unallocated corporate expenses:
New business[8]					(32.0)
Regional exploration[7]					(26.1)
Corporate[9]					(109.1)
Finance and other costs					(25.1)
Net borrowing costs					(42.4)

Profit from ordinary activities before income tax but after outside equity interest					149.9
Income tax benefit					24.6

Net profit					174.5

Depreciation and amortization	212.8	17.7	195.9	56.5	482.9
Unallocated					7.0

Consolidated depreciation and amortization					489.9

Other non-cash expenses	13.1	—	37.6	9.3	60.0

Assets
Segment assets	—	26.4	—	—	26.4
Equity accounted investments	—	1,668.7	—	—	1,668.7

Consolidated total assets					1,695.1

Liabilities
Segment liabilities	—	541.6	—	—	541.6

Consolidated total liabilities					541.6

Acquisitions of non-current assets	189.3	—	174.7	43.0	407.0
Unallocated					9.7

Total acquisitions of non-current assets					416.7

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

7.	FINANCIAL REPORTING BY SEGMENT (continued)

(a)	Business segments (continued)

	Year ended 31 December 2001
			A$m
Consolidated	Copper/ uranium	Alumina/ aluminium	Nickel	Fertilizers	Consolidated
Revenue
Segment revenues[1,6]	812.8	—	1,217.4[10]	379.1	2,409.3
Unallocated revenue					1,123.4
Less insurance proceeds					(23.1)
Less proceeds from sale of non-current assets					(685.9)
Less other sundry revenue					(6.8)

Operating revenues					2,816.9

Result
Segment result	47.9	(3.4)	147.4[4]	(89.4)	102.5
Share of net profit or loss/result of equity accounted investments	—	279.1	—	—	279.1
Unallocated profit					282.4
Unallocated corporate expenses:
New business[8]					(43.7)
Regional exploration[7]					(63.7)
Corporate[9]					(68.9)
Finance and other costs					(21.4)
Net borrowing costs					(140.9)

Profit from ordinary activities before income tax but after outside equity interest					325.4
Income tax benefit					76.3

Net profit					401.7

Depreciation and amortization	181.9	17.7	222.5	66.0	488.1
Unallocated					125.8

Consolidated depreciation and amortization					613.9

Other non-cash expenses	80.3	6.0	36.0	21.9	144.2
Assets
Segment assets	2,811.1	—	1,691.1	1,137.3	5,639.5
Equity accounted investments	—	1,675.6	—	—	1,675.6[5]
Unallocated corporate assets					2,697.2

Consolidated total assets					10,012.3

Liabilities
Segment liabilities	387.6	—	431.8	78.7	898.1
Unallocated corporate and other liabilities					4,260.8

Consolidated total liabilities					5,158.9

Acquisitions of non-current assets	75.3	—	227.1	42.3	344.7
Unallocated					112.2

Total acquisitions of non-current assets					456.9

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

7.	FINANCIAL REPORTING BY SEGMENT (continued)

(a)	Business segments (continued)

	Year ended 31 December 2000
			A$m
Consolidated	Copper/ uranium	Alumina/ aluminium	Nickel	Fertilizers	Consolidated
Revenue
Segment revenues[1,6]	867.1	—	1,687.8[10]	232.3	2,787.2
Unallocated revenue					447.5
Less insurance proceeds					(61.4)
Less proceeds from sale of non-current assets					(70.0)
Less other sundry revenue					(11.3)

Operating revenues					3,092.0

Result
Segment result	165.7	(2.4)	626.1	(59.8)	729.6
Share of net profit or loss/result of equity accounted investments	—	369.1	—	—	369.1
Unallocated profit					91.7
Unallocated corporate expenses:
New business[8]					(13.3)
Regional exploration[7]					(61.2)
Corporate[9]					(42.3)
Finance and other costs					9.9
Net borrowing costs					(148.1)

Profit from ordinary activities before income tax but after outside equity interest					935.4
Income tax benefit					(170.5)

Net profit					764.9

Depreciation and amortization	190.3	17.7	203.8	26.8	438.6
Unallocated					89.9

Consolidated depreciation and amortization					528.5

Other non-cash expenses	35.9	1.1	68.0	4.0	109.0
Assets
Segment assets	3,098.0	—	1,801.0	1,162.0	6,061.0
Equity accounted investments	—	1,742.7	—	—	1,742.7
Unallocated corporate assets					2,567.5

Consolidated total assets					10,371.2

Liabilities
Segment liabilities	233.3	(0.4)	424.3	89.0	746.2
Unallocated corporate and other liabilities					4,935.3

Consolidated total liabilities					5,681.5

Acquisitions of non-current assets	79.9	—	155.5	96.2	331.6
Unallocated					137.0

Total acquisitions of non-current assets					468.6

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

7.	FINANCIAL REPORTING BY SEGMENT (continued)

Description of each business segment

Alumina/aluminium	Share of net profit or loss/result of equity accounted investment in Alcoa World Alumina and Chemicals (AWAC), and alumina business unit costs.

Copper/uranium	Exploration, development, mining and refining of copper, uranium, silver and gold in South Australia.

Nickel	Exploration, development, mining, smelting and refining of nickel in Western Australia.

Fertilizers	Production of fertilizer products in Phosphate Hill, Queensland and distribution of fertilizer products via Hi-Fert.

(b)	Geographical segments

	Year ended 31 December 2002
			A$m
Consolidated	Australia	North America			Taiwan	Total
			Europe	Japan
Segment revenue by location of customer	482.3	239.6	664.0	216.5	85.2	1,687.6
Unallocated revenue						533.3

Consolidated revenue						2,220.9

Segment assets by location of assets	595.2	440.5	186.4	—	—	1,222.1
Unallocated corporate and other assets						473.0

Consolidated total assets						1,695.1

Acquisitions of non-current assets	407.3	0.1	—	—	—	407.4
Unallocated						9.3

Total acquisitions of non-current assets						416.7

	Year ended 31 December 2001
			A$m
Consolidated	Australia	North America			Taiwan	Total
			Europe	Japan
Segment revenue by location of customer	816.9	366.2	788.7	366.2	112.7	2,450.7
Unallocated revenue						366.2

Consolidated revenue						2,816.9

Segment assets by location of assets	6,200.9	626.0	175.4	—	—	7,002.3
Unallocated corporate and other assets						3,010.0[5]

Consolidated total assets						10,012.3

Acquisitions of non-current assets	447.6	0.2	—	—	—	447.8
Unallocated						9.1

Total acquisitions of non-current assets						456.9

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

7.	FINANCIAL REPORTING BY SEGMENT (continued)

(b)	Geographical segments (continued)

	Year ended 31 December 2000
Consolidated	Australia	North America	A$m		Taiwan	Total
			Europe	Japan
Segment revenue by location of customer	803.9	402.0	803.9	494.7	309.2	2,813.7
Unallocated revenue						278.3

Consolidated revenue						3,092.0

Segment assets by location of assets	7,372.5	736.4	—	—	—	8,108.9
Unallocated corporate and other assets						2,262.3

Consolidated total assets						10,371.2

Acquisitions of non-current assets	451.8	0.7	—	—	—	452.5
Unallocated						16.1

Total acquisitions of non-current assets						468.6

[1]	Segment revenues include intermediate product sales.
[2]	Unallocated revenue includes $33.5m from sale of CNGC and $45.0m from sale of the right to a gold royalty (refer to note 4).
[3]	Unallocated profit includes $25.1m from sale of CNGC and $15.4m from sale of the right to a gold royalty (refer to note 4).
[4]	Segment result for Copper/uranium and Nickel differs from note 44 due to unallocated interest.
[5]	Includes deferred losses on hedging contracts of $1,345.9 million.
[6]	Segment revenues for each business unit includes currency and commodity hedging allocated as follows:

	2002	A$m 2001	2000

Copper/uranium	(41.6)	(102.9)	(96.8)
Nickel	(58.3)	(141.5)	(216.7)
Fertilizer	(12.3)	(29.5)	(7.1)

	(112.2)	(273.9)	(320.6)

[7]	Unallocated regional exploration expenditure

Alumina allocates its expenditure on the search for and evaluation of new or additional mineral reserves over three headings; additional exploration, regional exploration and project exploration. Additional exploration is expenditure which, if successful, will define new reserves at existing operations. These reserves will usually require new facilities for extraction, although they will probably utilise existing management and infrastructure. Exploration charges for additional exploration expenditure are allocated to the appropriate business segment although such exploration is not necessarily directly related to segment production. Regional, project and evaluation exploration which cover expenditures in new areas up to the point where a decision is made either to develop to the production stage or to abandon exploration in the area, are the responsibility of other management and are disclosed in those segments. Expenditure which extends reserves at existing operations, which would probably be extracted with existing facilities, continues to be included with mine development expenditure.

[8]	New Business includes identification, evaluation and implementation of new opportunities.
[9]	Corporate includes unallocated corporate overheads.
[10]	Includes US$ 99.3 million (A$175.2 million) from a significant customer (2001: US$137.0 million (A$267.1 million); 2000: US$203.0 million (A$352.6 million)).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

		Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
		A$m	A$m	A$m
8.	DIVIDENDS DECLARED AND PAID

	Interim dividend No. 46 of 5 cents fully franked at 30% per fully paid share declared 13 August 2002 and paid 10 September 2002 (2001: 16 cents fully franked at 30% per fully paid share declared 14 August 2001 and paid 6 September 2001).	55.6	176.8	235.4

	Final dividend No. 45 of 13 cents fully franked at 30% per fully paid share, paid on 15 May 2002 and recognised as a liability at 31 December 2001 but adjusted against retained profits at the beginning of the financial year on the change in accounting policy for providing for dividends (refer note 1).	144.1	144.1	115.1

	Special unfranked dividend of 73 cents distributed to effect the demerger (refer Note 1(a)).	823.0	—	—

		1,022.7	320.9	350.5

(a)	For all dividends referred to above, the relevant proportion as determined in accordance with the WMC Employee Share Scheme was declared and paid in respect of partly paid shares issued thereunder.

		Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
		A$m	A$m	A$m
(b)	Franking account
	Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in these financial statements:
	Class ‘C’ (30%) franking credits	37.1	(124.3)	—

	The fully franked dividends received from Alcoa of Australia Limited (“AofA”) in the financial year were	261.8	314.0	196.3

Due to changes in the Australian Tax Legislation, the franking account is maintained on a tax paid basis from 1 July 2002. These changes required an adjustment to the company’s franking account balance at that date, being a decrease of $2.4m. The franking account balance at 31 December 2001 as disclosed for comparative purposes has not been restated.

During the period, most of the Australian Tax Consolidation legislation became substantially enacted for financial reporting purposes. Due to the single entity concept contained in the Tax Consolidation Regime, franking account balances of the Company and Australian resident wholly-owned subsidiaries may also be impacted. The potential impact of the new Tax Consolidation Regime has not been taken into account in determining the balance of the Company’s franking account.

(c)	Dividends not recognized at year end

In addition to the above dividends, since year end the Directors have recommended the payment of a final dividend No. 47 of 13 cents fully franked at 30% per fully paid share, declared 26 February 2003 and payable on 8 April 2003. The aggregate amount of the proposed dividend expected to be paid out of retained profits at 31 December 2002, but not recognized as a liability at year end as a result of the change in accounting policy for providing for dividends (refer note 1(v)) is $146.7 million.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

			As at 31 December
		Notes	2002	2001
			A$m	A$m
9.	CURRENT ASSETS—CASH ASSETS

	Cash at bank and on hand		15.0	106.3
	Short term deposits (maturity of three months or less)		8.2	108.1

			23.2	214.4

10.	CURRENT ASSETS—RECEIVABLES

	Trade debtors		—	214.3
	Provision for doubtful debts		—	(6.7)

			—	207.6

	Other debtors		2.3	107.1
	Debtors relating to hedging contracts		—	181.3

			2.3	496.0

11.	CURRENT ASSETS—OTHER FINANCIAL ASSETS

	Short term deposits (maturity of over three months, and up to twelve months)		—	20.1

12.	CURRENT ASSETS—INVENTORIES

	Stores at cost		—	71.9
	Provision for obsolescence		—	(0.8)

			—	71.1

	Trading stocks at cost		—	156.8
	Trading stocks at net realizable value		—	34.5
	Work in progress at cost		—	142.1
	Work in progress at net realizable value		—	5.7

			—	339.1

	Total current inventories	12(a)	—	410.2

(a)	Current inventories		—	410.2
	Non-current inventories	17	—	82.4

	Aggregate inventories		—	492.6

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

			As at 31 December
		Notes	2002	2001
			A$m	A$m
13.	CURRENT ASSETS—OTHER

	Prepayments		0.5	58.4
	Deferred losses-hedging contracts	13(b)	—	157.7
	Other		0.4	14.4

			0.9	230.5

	(a)	Deferred gains and losses (other than those arising from the March 1998 gold hedge close out) mainly consist of realized and unrealized gains and losses arising from commodity hedging contracts and related currency hedging contracts that are in place, but which relate to commodities to be produced and sold in future years. The deferred gains and losses will be brought to account in the year that the related production is sold. Whether the unrealized deferred balances will be realized and at what amount depends upon commodity and currency price movements until the end of the hedge contracts concerned.

	(b)	In accordance with Australian accounting standards, the balance sheet position has been calculated using current spot prices at balance date. The amounts deferred in the balance sheet are set out below.

	Deferred losses:
	—Current		—	(157.7)
	—Non-current	21	—	(1,188.2)

	Net position	35D	—	(1,345.9)

	The net revenue that has been received/(paid) or is receivable/(payable) in the following currency:
	—US dollars		—	21.8

	A$ equivalent of above currency		—	42.7
	A$ equivalent of other items		—	0.4
	Australian dollars		—	(1,389.0)

			—	(1,345.9)

14.	NON-CURRENT ASSETS—RECEIVABLES

	Loans and debtors		—	4.6
	Provision for doubtful debts		—	(0.7)

			—	3.9
	Debtors relating to hedging contracts		—	477.5

			—	481.4

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

		Notes	Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
			A$m	A$m	A$m
15.	INVESTMENTS IN ASSOCIATES

	(a) Securities not quoted on a prescribed stock exchange

	(i) Securities in entities forming Alcoa World Alumina and Chemicals (AWAC) with Alcoa Inc.
	Securities at cost:
	—balance brought forward		1,169.4	1,125.3	1,035.3
	—increase in investment in Halco and MRN		72.9	—	—
	—foreign currency revaluation		(44.5)	48.6	90.0
	—sale of equity interest in Alcoa Moerdijk BV		—	(4.5)	—

			1,197.8	1,169.4	1,125.3
	Equity share of retained profits and reserves realized in forming AWAC		23.1	24.9	26.7

	Equity accounted cost of AWAC		1,220.9	1,194.3	1,152.0
	Equity in retained profits of AWAC	15(c)(i)	346.5	409.4	509.9
	Equity in reserves of AWAC	15(d)(i)	101.3	71.9	80.7

	Equity accounted carrying value of AWAC		1,668.7	1,675.6	1,742.6

	(ii) Other entities—Mondo Minerals Oy:
	Securities at cost:
	—balance brought forward		—	46.5	42.8
	—foreign currency revaluation		—	0.5	3.7

			—	47.0	46.5
	Equity in retained profits		—	14.0	14.0
	Sale of equity interest in Mondo Minerals*		—	(61.0)	—

	Equity accounted carrying value of other entities		—	—	60.5

	Total equity accounted investments		1,668.7	1,675.6	1,803.1

*	On 24 January 2001 Alumina Limited (previously WMC Limited) sold its 50 per cent equity interest in the Mondo Minerals Talc joint venture, effective 1 January 2001.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

		Notes	Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
			A$m	A$m	A$m
15.	INVESTMENTS IN ASSOCIATES (continued)

	(b) Equity accounted share of profits and dividends
	Equity share of profits before tax and goodwill		370.6	494.2	594.1
	Equity goodwill amortization		(15.9)	(15.9)	(15.9)
	Amortization of equity carrying value realized in forming AWAC		(1.8)	(1.8)	(1.8)

			352.9	476.5	576.4
	Equity share of tax
	—normal		(136.6)	(204.5)	(205.2)
	—exceptional	4	—	7.1	—

			216.3	279.1	371.2

	Equity share of profits		216.3	279.1	369.1
	—Continuing operations		—	—	2.1

	—Discontinuing operations		216.3	279.1	371.2

	Dividends received/receivable by Alumina from continuing operations		(281.0)	(377.0)	(254.7)

	(Shortfall)/surplus of equity profits over dividends received/receivable		(64.7)	(97.9)	116.5

	(c) Share of retained profits
	(i) AWAC
	Share of current period earnings:
	—operating profit net of goodwill amortization		354.7	478.3	576.0
	—income tax expense		(136.6)	(204.5)	(205.1)
	—exceptional tax credits	4	—	7.1	—

	Contribution to equity accounted profit	15(e)	*218.1	*280.9	*370.9
	Dividends received/receivable by the Group		(281.0)	(377.0)	(254.7)

	(Shortfall)/surplus of AWAC equity accounted profit over dividends received/receivable		*(62.9)	*(96.1)	*116.2
	Sale of equity interest in Alcoa Moerdijk BV		—	(4.4)	—
	Balance brought forward		409.4	509.9	393.7

	Balance of AWAC retained profits carried forward		346.5	409.4	509.9

	* excludes amortization of equity carrying value realized in forming AWAC
	(ii) Other entities—Mondo Minerals Oy:
	Share of current period earnings:
	—operating profit		—	—	2.2
	—income tax expense		—	—	(0.1)

	Contribution to equity accounted profit		—	—	2.1
	Dividends received/receivable by the Group		—	—	—

	Surplus of equity accounted profit over dividends received		—	—	2.1
	Balance brought forward		—	14.0	11.9
	Sale of equity interest in Mondo Minerals		—	(14.0)	—

	Balance of Mondo Minerals retained profits carried forward		—	—	14.0

	Total equity share in retained profits carried forward		346.5	409.4	523.9

	(d) Equity accounted share of reserves of associated entities
	(i) AWAC
	Opening balance		71.9	80.7	98.4
	Movement during the year		29.4	(8.8)	(17.7)

	Total equity share of reserves		101.3	71.9	80.7

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

15.	INVESTMENTS IN ASSOCIATES (continued)

(e)	Accounting policies

(i)	The audited consolidated financial statements of the entities forming AWAC are prepared in accordance with US Generally Accepted Accounting Principles (US GAAP). Except for Alcoa of Australia Ltd (“AofA”), the reported profit after tax of AWAC is based on these US GAAP financial statements. Financial statements in US dollars have been translated to Australian dollars using average exchange rates for the period for profit and loss items, and closing rates for balance sheet items. Adjustments are made for accounting policies not allowed under Australian Generally Accepted Accounting Principles (Aust GAAP). The principal adjustments are to the valuation of inventories from last-in-first-out basis to a basis equivalent to weighted average cost, to treat the cost of stock options issued under the Alcoa employee long term incentive plan as a charge against profit and to reverse any excesses or shortfalls of the superannuation fund assets over accrued membership benefits taken to the statement of financial performance.

(ii)	Included in the equity accounted carrying amount at which the equity investment in AWAC is recorded, are amounts for goodwill, including profits realized in forming AWAC, of A$192.7 million (Dec 2001: A$210.4 million, Dec 2000: A$228.1 million) which are being amortized over periods out to 2014.

(f)	On an equity accounted basis, the investment is recorded at net cost, and a share of profit is recognized after deduction of equity goodwill amortization.

(g)	Additional information on associated entities

Name	Principal activities	Percentage equity
		2002	2001	2000
(i) Entities forming AWAC
Alcoa of Australia Ltd	Fully integrated aluminium production	39.25	39.25	39.25
Alcoa Alumina & Chemicals LLC	Production of alumina & alumina based chemicals	40.00	40.00	40.00
Alcoa Chemie Nederland BV	Production of alumina based chemicals	40.00	40.00	40.00
Alcoa Moerdijk BV	Production of alumina based chemicals	—	—	40.00
Alcoa Chemie GmbH	Production of alumina based chemicals	40.00	40.00	40.00
Abalco S.A.	Production of bauxite and alumina	40.00	40.00	40.00
Alcoa Carribean Alumina Holdings LLC	Holding company	40.00	40.00	40.00
Alumina Espanola S.A.	Production of alumina & alumina based chemicals	40.00	40.00	40.00
AWAC has a governing strategic council of five members of which Alumina appoints two, including the deputy chairman.

(ii) Other equity accounted associates

Mondo Minerals Oy	Production and distribution of talc	—	—	50.00

	2002	2001	2000
	A$m	A$m	A$m
(h) Expenditure commitments and contingent liabilities
—capital commitments contracted for	—	—	1.9
—other expenditure commitments contracted for, including long term commitments for gas and electricity	3,027.4	2,506.0	2,051.0
—ascertainable unsecured contingent liabilities	—	—	3.8

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

15.	INVESTMENTS IN ASSOCIATES (continued)

(h)	Expenditure commitments and contingent liabilities (continued)

Alcoa of Australia Ltd (“AofA”) is party to a number of natural gas and electricity contracts that expire between 2003 and 2022. Under these take or pay contracts, AofA is obligated to pay for a minimum of natural gas or electricity even if these commodities are not required for operations.

During 2001, AWAC entered into a ten year agreement with a vendor to provide process control hardware and software.

Pursuant to the terms of the AWAC Formation Agreement, Alcoa and Alumina have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement) as well as for certain other pre-formation liabilities, such as existing environmental conditions, to the extent of their pre-formation ownership of the company or asset with which the liability is associated.

(i)	Alumina’s share of aggregate incorporated joint ventures:

Exchange rates used to convert summarized financial data in Australian dollars:

AUD:USD
Balance sheet items	0.5666
Income statement items	0.5437

	Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
	A$m	A$m	A$m
Current assets	600.2	736.7	739.2
Non-current assets	1,758.6	1,812.0	1,731.4
Current liabilities	(429.8)	(591.4)	(459.5)
Non-current liabilities	(453.0)	(492.1)	(496.6)

Net assets	1,476.0	1,465.2	1,514.5
Goodwill	192.7	210.4	228.1

Carrying value	1,668.7	1,675.6	1,742.6

Revenues	2,093.2	2,385.4	2,548.2
Expenses	(1,722.6)	(1,891.2)	(1,954.1)

Profit before income tax	370.6	494.2	594.1
Income tax expense	(136.6)	(204.5)	(205.2)
Exceptional tax credit	—	7.1	—

Profit after income tax	*234.0	*296.8	*388.9

*	excludes amortization of goodwill

(j)	Summarized AWAC financial information:

Current assets	1,514.6	1,859.6	1,798.3
Non-current assets	4,490.5	4,427.6	4,413.8
Current liabilities	(1,085.2)	(1,494.3)	(1,128.2)
Non-current liabilities	(1,144.7)	(1,242.5)	(1,211.8)
Minority interest	(10.1)	(8.6)	(5.9)

Total shareholders’ equity	3,765.1	3,541.8	3,866.2

Profit after income tax	597.1	786.7	1,019.3

This summarized financial information is prepared on a basis consistent with that described in Note 15(e).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

		As at 31 December
		2002	2001
		A$m	A$m
16.	NON-CURRENT ASSETS—OTHER FINANCIAL ASSETS

	Securities listed on prescribed stock exchanges
	Cost	—	8.1
	Provision for diminution in value of investments	—	(4.5)

	Total investments in quoted companies	—	3.6

	Quoted market value	—	4.6
	Other investments at cost	—	18.1

	Total investments in unquoted entities	—	18.1

	Total investments in other entities	—	21.7

17.	NON-CURRENT ASSETS—INVENTORIES

	Stores	—	44.9
	Provision for obsolescence	—	(12.9)

		—	32.0

	Stocks
	Work-in-progress at cost	—	27.9
	Work-in-progress at net realizable value	—	22.5

		—	50.4

		—	82.4

18.	NON-CURRENT ASSETS—EXPLORATION AND EVALUATION

	Cost brought forward	64.5	33.7
	—grassroots expenditure	17.1	57.2
	—expenditure for additional reserves supporting existing operations	3.4	19.3
	—evaluation expenditure	14.9	18.6
	—write-offs	(34.2)	(92.2)
	—(disposals)/acquisitions	(65.7)	27.1
	—reclassification	—	—
	—foreign currency translation	—	0.8

	Cost carried forward	—	64.5

Yakabindie Nickel Pty Limited

The Yakabindie Nickel Pty Limited company was acquired in 2001 for A$25 million (plus stamp duty and other minor costs of A$2.1 million). The balance sheet at acquisition consisted primarily of an exploration and evaluation asset, being the costs incurred by the company (whilst under the ownership of other mining groups) to determine the reserves of Yakabindie. In the event that mining approvals are obtained for Yakabindie, an additional A$15 million will be payable in cash to the vendor. At the date of this financial report, receipt of all mining approvals, including approval under aboriginal heritage legislation had not been obtained and accordingly this price variation has not been included in the cost of acquisition. Should this consideration become payable it will be included in the total acquisition cost at that time.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

18.	NON-CURRENT ASSETS—EXPLORATION AND EVALUATION (continued)

Corridor Sands

On 9 December 2002, Alumina Limited announced that it had agreed to acquire 100% of the Corridor Sands titanium dioxide project from Southern Mining Corporation Limited. The net cost of the acquisition was payable in at least two tranches.

The first tranche was required under the purchase and sale agreement to be determined as a number of Alumina Limited shares on the basis of the volume weighted average price of the shares in the 30 calendar days prior to entering into the agreement and has been recorded at fair value of US$62.5 million. Alumina Limited’s interest in the Corridor Sands project was sold to WMC Resources Ltd as part of the demerger.

			As at 31 December
		Notes	2002	2001
			A$m	A$m
19.	NON-CURRENT ASSETS—PROPERTY, PLANT AND EQUIPMENT

	Government facilities	19(a)	—	32.0
	Mine properties and mine development	19(b)	—	850.0
	Property, land and buildings	19(c)	—	385.9
	Plant and equipment	19(d)	—	3,507.4

			—	4,775.3

(a)	Government facilities:
	Cost		—	47.9
	Provisions for amortization and write-off		—	(15.9)

			—	32.0

(b)	Mine properties and mine development:
	Areas in which production has commenced:
	Cost		—	1,878.8
	Provisions for amortization and write-off		—	(1,029.3)

			—	849.5

	Areas in which production has not yet commenced:
	Cost		—	14.3
	Provisions for amortization and write-off		—	(13.8)

			—	0.5

			—	850.0

The ratio used to amortize mine development at the Mount Keith open cut mine was 691 tonnes of waste per tonne of ore for the periods presented. The amount amortized for 2002 was $51.6 million (2001: $52.9 million, 2000: $59.4 million).

Included in the total of mine properties and mine development are post-production waste removal costs as follows:

	2002	2001	2000
	A$m	A$m	A$m
Opening balance	161.5	140.7	127.8
Costs capitalized	90.1	102.1	72.5
Amortization charge	(67.5)	(81.3)	(59.6)
Disposal at demerger	(184.1)	—	—

Closing balance	—	161.5	140.7

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

19.	NON-CURRENT ASSETS—PROPERTY, PLANT AND EQUIPMENT (continued)

		As at 31 December
		2002	2001
		A$m	A$m
(c)	Property, land and buildings:
	Cost (including some property on mining leases)	—	554.1
	Provisions for depreciation and write-off	—	(168.2)

		—	385.9

Directors are required to disclose a current value (within the last three years) of interests in land and buildings, and other assets whose value is wholly dependent on those mining operations, excluding mining tenements and leases and buildings thereon, held by entities within the Group. The value of such interests on the basis of market value for existing use was estimated by the Directors to be $87.2 million as at 30 June 2002 compared with a net book value of $33.2 million. All of these land and buildings were disposed of by the end of the year as a result of the demerger.

(d)	Plant and equipment:
	Cost	—	4,837.4
	Provisions for depreciation and write-off	—	(1,440.9)

		—	3,396.5
	Construction in progress—cost	—	110.9

		—	3,507.4

(e)	Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

	Government facilities	Mine properties and mine development	Property, land and buildings	Plant and equipment	Total
	A$m	A$m	A$m	A$m	A$m
Carrying amount at 1 January 2002	32.0	850.0	385.9	3,507.4	4,775.3
Additions	2.4	122.7	12.8	274.4	412.3
Disposals	—	(13.1)	(2.2)	(5.2)	(20.5)
Depreciation/amortization expense	(1.5)	(128.9)	(23.6)	(304.3)	(458.3)
Assets written off	—	(1.8)	(3.7)	(8.0)	(13.5)
Decrease through entities disposed	(32.9)	(828.9)	(369.2)	(3,464.3)	(4,695.3)

Carrying amount at 31 December 2002	—	—	—	—	—

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

		As at 31 December
		2002	2001
		A$m	A$m
20.	NON-CURRENT ASSETS—DEFERRED TAX ASSETS

	Future income tax benefit	—	303.7

	Future income tax benefit—US GAAP
	Future income tax benefit before valuation allowance:
	—Income tax losses	58.5	425.2
	—Income tax timing differences	(36.3)	16.1
	—Capital losses	318.5	124.6

		340.7	565.9

	Valuation allowance:
	(Australian GAAP, Income tax benefits not brought to account)
	—Income tax losses	(58.5)	(135.5)
	—Income tax timing differences	36.3	(2.1)
	—Capital losses	(318.5)	(124.6)

		(340.7)	(262.2)

	Future income tax benefit after valuation allowance:
	(Australian GAAP, future income tax benefits)
	—Income tax losses	—	289.7
	—Income tax timing differences	—	14.0

		—	303.7

	The timing differences represented by the net future income tax benefits are:
	Amortization and depreciation	—	(64.2)
	Prepayments	—	(0.3)
	Provisions	—	3.0
	Stores	—	(3.2)
	Foreign exchange	—	78.9
	Financial instruments	—	0.1
	Tax losses	—	289.7
	Other	—	(0.3)

		—	303.7

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

			As at 31 December
		Notes	2002	2001
			A$m	A$m
21.	NON-CURRENT ASSETS—OTHER ASSETS

	Research and development	21(a)	—	0.5
	Capitalized systems upgrade	21(b)	—	20.5
	Deferred losses-hedging contracts	13(b)	—	1,188.2
	Deferred borrowing costs and premiums	21(c)	—	7.8
	Other		—	19.5

			—	1,236.5

(a)	Research and development
(i)	Cost brought forward		7.2	7.4
	—expenditure		—	—
	—write-offs		—	(0.4)
	—transferred or disposed		(7.2)	0.2

	Cost carried forward		—	7.2

(ii)	Provision brought forward		(6.7)	(5.0)
	—charged to profit and loss		—	(1.7)
	—reversed on sale, transfer or reclassification		6.7	—

	Provision carried forward		—	(6.7)

			—	0.5

(b)	Capitalized systems upgrade
	Cost of commercial systems software		—	70.7
	Provision for amortization		—	(50.2)

			—	20.5

(c)	Deferred borrowing costs and premiums
	Cost		—	45.0
	Provision for amortization		—	(37.2)

			—	7.8

22.	CURRENT LIABILITIES—PAYABLES

	Trade creditors		0.1	159.1
	Creditors relating to hedging contracts		—	555.7
	Other creditors		2.5	141.6

			2.6	856.4

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

			As at 31 December
		Notes	2002	2001
			A$m	A$m
23.	CURRENT LIABILITIES—INTEREST BEARING LIABILITIES

	Bank overdrafts		—	0.2
	Borrowings	23(a)	534.8	584.1

			534.8	584.3

(a)	Current liabilities—borrowings and overdrafts

Category of aggregate short term borrowings	Balance at end of year	Weighted average interest rate on balance date borrowings	Maximum amount outstanding during period(i)	Average amount outstanding during period(ii)	Weighted average interest rate during period(iii)
	A$m	%	A$m	A$m	%
Year ended 31 December 2002
Bank overdrafts	—	—	—	—	—
Other loans	534.8	1.66	662.7	544.9	3.74

	534.8

Year ended 31 December 2001
Bank overdrafts	0.2	8.00	0.5	0.2	8.67
Other loans	584.1	3.20	1,119.5	752.9	5.28

	584.3

(i)	Based on bank statement balances.
(ii)	Based on average monthly balances.
(iii)	Based on weighted average monthly interest rates.
(iv)	There are no significant unused committed lines of credit for short-term financing.
(v)	Short term borrowings will be refinanced during 2003.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

			As at 31 December
		Notes	2002	2001
			A$m	A$m
24.	CURRENT LIABILITIES—CURRENT TAX

	Current income tax		1.7	7.7

25.	CURRENT LIABILITIES—PROVISIONS

	Proposed dividend	8(a)	—	144.1
	Employee entitlements		0.1	46.8
	Rehabilitation		—	5.8
	Other		—	24.0

			0.1	220.7

	Reconciliation of provisions
	Reconciliations of the carrying amounts of each class of provision, except for employee entitlements, are set out below:

	(a) Dividends
	Carrying amount at beginning of the year		144.1
	Payments made during the year		(144.1)

	Carrying amount at end of the year		—

	(b) Rehabilitation
	Carrying amount at beginning of the year		5.8
	Decrease through sale of entities		(5.8)

	Carrying amount at end of the year		—

	(c) Other
	Carrying amount at beginning of the year		24.0
	Additional provisions recognized		20.2
	Payments made during the year		(13.4)
	Decrease through sale of entities		(30.8)

	Carrying amount at end of the year		—

26.	NON-CURRENT LIABILITIES—PAYABLES

	Creditors relating to hedging contracts		—	1,142.3
	Other creditors		—	55.4

			—	1,197.7

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

			As at 31 December
		Notes	2002	2001
			A$m	A$m
27.	NON-CURRENT LIABILITIES—INTEREST BEARING LIABILITIES

	Borrowings	27(a)	—	1,737.7

(a)	Total borrowings
	Disclosed as:
	—current liabilities (due in 12 months or less)	23	534.8	584.1
	—non-current liabilities (due in more than 12 months)		—	1,737.7

			534.8	2,321.8

(b)	Description
	Unsecured:
	US$200 million Notes at 7.35% due 1 December 2026		—	391.1
	US$150 million Debentures at 7.25% due 15 November 2013		—	293.3
	A$50 million Note at floating interest rates applicable in Australia due 18 May 2009		—	50.0	*
	US$200 million Notes at 6.75% due 1 December 2006		—	391.1
	US$250 million Notes at 6.5% due 15 November 2003		—	488.9
	A$200 million Notes at 6.0% due 25 May 2002		—	200.0	*
	Promissory notes (Weighted average rate of 4.38% in 2001)		—	240.0
	Bank loans at floating interest rates applicable in Australia (Weighted average rate of 3.14% in 2001)		—	230.1	*
	Bank loans at floating interest rates applicable in the United States of America (Weighted average rate of 1.7% (2001: 1.8%)		534.8	37.3

			534.8	2,321.8

* Of these amounts, A$380 million was swapped to US dollars (refer Note 35B).
(c)	Currencies
	The above borrowings are due in the following currencies:
	US dollars		303.0	1,064.5
	GB pounds		—	0.1

	A$ equivalent of above currencies		534.8	2,081.8
	Australian dollars		—	240.0

	Australian dollars		534.8	2,321.8

(d)	Exchange rates
	Exchange rates as at balance date used in translations:
	A$1 = US$		0.5666	0.5114
	A$1 = GBP		0.3538	0.3527
(e)	Analysis of repayments
	Current liabilities:
	In one year or less		534.8	584.1

	Non-current liabilities:
	Between one and two years		—	107.8
	Between two and three years		—	488.9
	Between three and four years		—	—
	Between four and five years		—	391.1
	Later than five years		—	749.9

			—	1,737.7

			534.8	2,321.8

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

			As at 31 December
		Notes	2002	2001
			A$m	A$m
28.	NON-CURRENT LIABILITIES—DEFERRED TAX LIABILITIES

	Deferred income tax	28(a)	2.2	434.9
	(a) The timing differences represented by the provision for deferred income tax are:
	Amortization and depreciation		—	596.2
	Prepayments		—	1.2
	Employee provisions		(0.1)	(16.4)
	Other provisions		—	(6.8)
	Stores		—	18.4
	Stock		—	(9.0)
	Foreign exchange		2.4	(1.4)
	Financial instruments		—	11.3
	Other		(0.1)	19.0
	Tax losses		—	(177.6)

			2.2	434.9

29.	NON-CURRENT LIABILITIES—PROVISIONS

	Employee entitlements		0.2	12.6
	Rehabilitation	29(a)	—	83.9
	Other	29(b)	—	0.5

			0.2	97.0

(i)	The aggregate of provisions for employee entitlements as shown in Notes 25 and 29 are $0.3 million (2001: $59.4 million).

Reconciliation of provisions

Reconciliations of the carrying amounts of each class of provision, except for employee entitlements are set out below. Further information on these classes of provisions can be found in Notes 1 and 25.

(a)	Rehabilitation
	Carrying amount at beginning of the year	83.9
	Additional provision recognized	15.0
	Payments made during the year	(5.2)
	Other non-cash transfers	(3.5)
	FCTR movement	(0.1)
	Decrease through sale of entities	(90.1)

	Carrying amount at end of the year	—

(b)	Other
	Carrying amount at the beginning of the year	0.5
	Decrease through sale of entities	(0.5)

	Carrying amount at end of the year	—

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

		As at 31 December
		2002	2001
		A$m	A$m
30.	NON-CURRENT LIABILITIES—OTHER

	Prepaid rent	—	6.6
	Other	—	2.7

		—	9.3

31.	CONTRIBUTED EQUITY

	Share capital issued and fully paid
	Balance brought forward	3,190.9	3,123.3
	Shares issued:
	—converted from partly paid	2.2	0.8
	—options exercised	36.3	66.8
	Shares issued to acquire Corridor Sands	123.8	—
	Less: return of capital to effect the demerger	(3,133.0)	—

	Total issued capital	220.2	3,190.9

Movements in issued shares	Number of fully paid shares		Number of partly paid shares
	2002	2001	2002	2001
Opening number of shares	1,108,821,653	1,097,898,726	629,000	771,500
Issued under Employee Share Scheme	4,802,490	10,780,427	—	—
Conversion of partly paid shares	629,000	142,500	(629,000)	(142,500)
Allotment for purchase of Corridor Sands	14,080,604	—	—	—

Closing number of shares	1,128,333,747	1,108,821,653	—	629,000

(a)	The demerger incorporated a Share Scheme, consisting of a capital reduction and a dividend, under which:

•	The share capital of Alumina was reduced by $3.1 billion (an amount of A$2.78 per share on issue at the Share Scheme record date);
•	Alumina paid a notional cash dividend of $A0.73 per share on issue at the Share Scheme record date; and
•	The reduced share capital amount and the dividend were automatically applied by Alumina, on behalf of Alumina shareholders, to transfer to those shareholders one WMC Resources Ltd share for each Alumina share held at the Share Scheme record date (except Ineligible Overseas Shareholders who had the WMC Resources Limited shares to which they were entitled sold and the net sale proceeds remitted to them).

(b)	14,080,604 fully paid shares were allotted at $8.79 per share to facilitate WMC Resources Ltd’s acquisition of its interest in Corridor Sands.

(c)	Ordinary shares entitle the holder to participate in dividends in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(d)	The Dividend Reinvestment Plan remains suspended.

(e)	Stock based compensation plans

The establishment of the WMC Employee Share Scheme was approved by shareholders at the Annual General Meeting held on 12 December 1987. Under the Scheme a number of share plans have operated. Fully paid shares, partly paid shares and share options have been granted to employees since establishment of the Scheme. From commencement of the WMC Employee Share Scheme to 31 December 2002, 10,354,645 fully paid shares, 21,008,700 partly paid shares and 63,611,300 options for fully paid shares had been issued under the Share Scheme, of which 21,008,700 partly paid shares and 26,906,127 options had been converted to fully paid ordinary shares and released from the Scheme. The fully paid shares of 10,354,645 have been issued to employees and are not considered as part of the current stock compensation calculation. A total of 15,156,553 options have lapsed.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

31.	CONTRIBUTED EQUITY (continued)

(i)	Employee option plan

All permanent employees (including executive directors) of Alumina Limited and its subsidiaries who were employed by the company or a subsidiary were eligible to participate in the WMC Employee Share Scheme and be offered options for fully paid shares. Existing options allotted to Alumina employees remain exercisable until such time as their exercise periods expire. There is no ongoing option plan available to Alumina Limited directors or employees. Under the Scheme, the following issues have been made during the current and prior year:

•	30 November 2001– 1,173,500 options for fully paid shares at an exercise price of $9.35 (3,047 employees).

•	7 May 2002—600,000 options for fully paid shares at an exercise price of $9.35 (4 employees).

The issue price is based on an average market price immediately preceding the date of issue to the employees. The major provisions of the option plans provide that the employee may request that the options be converted after one year from the date of allotment. Options are exercisable at their issue price. Restrictions exist for certain employees on the number of options which can be exercised in any year. If the request to convert the options to shares has not been made, the Company must make the call at the completion of five years from the date of issue or termination of employment. Certain designated officers are not permitted to exercise options or buy and sell shares in the period between the end of the company’s half or full financial year and the release of the respective result.

(ii)	Stock Appreciation Plan

In various years since approval of the Employee Share Scheme in 1987, the company has established Stock Appreciation Plans (SAPs) for the benefit of employees in countries outside Australia. The purpose of the SAPs is to provide such employees, who due to securities law constraints are not eligible to participate under the Options Plans, with benefits similar to those conferred by the Option Plans.

Under the terms of the Alumina Limited Stock Appreciation Plan (SAP), employees are invited to apply for the grant by Alumina Limited. The employees are not required to pay any amount for the grant, but each Alumina Limited SAP will have a notional allotment exercise price, equal to the weighted average sale price of Alumina Limited shares on the ASX on the trading day that the invitation to apply for the Alumina Limited SAP is made to the employee. Subject to certain exceptions, the Alumina Limited SAP will not be able to be redeemed until after a period of 12 months from the date of allotment and will lapse on the fifth anniversary of the date of allotment. Upon redemption of an Alumina Limited SAP before its expiry by the holder, the holder will be entitled to a payment equal to the difference between the closing price of Alumina Limited share on the ASX on the trading day immediately before redemption, and the notional allotment price (assuming the former is higher).

Prior to the name change to Alumina Limited and demerger of WMC Resources, employees of WMC Limited (Alumina) participated in the stock-based compensation plans of WMC Limited, which included stock options and stock appreciation rights granted in WMC Limited common stock. Prior to the date of the offering of WMC Resources in December 2002, WMC Limited granted approximately 11.17 million and 10.41 million WMC Limited stock options to WMC Resources employees during 2001 and 2000, respectively. The weighted-average exercise prices at the grant date for WMC Limited stock options granted to WMC Resources employees during 2001 and 2000 were $9.35 and $7.52, respectively. At December 31, 2001 and 2000, there were approximately 27.07 million and 27.72 million WMC Limited common stock options outstanding, respectively, held by WMC Resources employees at weighted average exercise prices of $8.18 and $7.20, respectively. At December 31, 2001 and 2000, there were approximately 15.90 million and 17.30 million WMC Limited common stock options exercizable, respectively, at weighted average exercise prices of $7.36 and $7.01, respectively.

Additionally, prior to the demerger, WMC Limited had granted WMC Limited Stock Appreciation Rights to WMC Resources employees. After the demerger as noted below, the SAP rights were split in to Alumina Limited and WMC Resources Ltd SAPs.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

31.	CONTRIBUTED EQUITY (continued)

(iii)	Partly Paid Share Plan

The partial paid shares were granted to a select few employees which makes the plan a compensatory plan under USGAAP. This results in stock compensation expense to the company when the market price is greater than the exercise price on date of grant. As a result of non interest bearing notes granted to the employees to purchase the partially paid shares, the shares were considered variable grants. Variable grants require the shares to be marked to market and compensation expense to be recognized for the difference between the fair value and the exercise price at each balance sheet date. All partly paid shares were converted to fully paid during 2002, prior to demerger. Compensation expense as a result of the mark to market recognition for the year ended 2002 $0.1 million (2001: $1.2 million, 2000: $1.0 million income).

(iv)	Impact of demerger on plans

As a result of the demerger, each WMC Limited employee option become an Alumina Limited option and entitled the holder to subscribe for one Alumina Limited share. The exercise prices of the options were amended so that an Alumina Limited employee option has an exercise price less than the exercise price of the corresponding WMC Limited option prior to the demerger. The exercise price of an Alumina Limited option was determined by reference to the exercise price of the corresponding WMC Limited option prior to the demerger and a factor of 0.537. The exercise price of the 11,773,500 options issued on 30 November 2001 and 7 May 2002 was amended as a result of the demerger from $9.35 to $5.02. The Stock Appreciation Plan was treated in the same manner as the Share Scheme as detailed above.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

31.	CONTRIBUTED EQUITY (continued)

As at 31 December 2002, the market price per ordinary share was $4.90 and 21,548,620 options remained exercisable as follows:

Year of issue	Granted in 2002	Exercised in 2002	Exercisable/ Outstanding as at 31 December 2002	Exercise Price		Expiry Date
1997	—	10,000	—	$7.76		2 April 2002
1997	—	5,000	—	$8.23		11 June 2002
1997	—	224,000	—	$4.91		22 December 2002
1997	—	125,000	—	$5.40		22 December 2002
1997	—	250,000	—	$2.90	*	22 December 2002
1997	—	451,300	—	$2.64	*	22 December 2002
1998	—	283,750	—	$4.88		21 December 2003
1998	—	60,200	1,277,920	$2.62	*	21 December 2003
1999	—	623,300	—	$8.42		20 December 2004
1999	—	115,900	3,752,100	$4.52	*	20 December 2004
2000	—	2,490,290	—	$7.52		18 December 2005
2000	—	70,350	5,936,700	$4.04	*	18 December 2005
2001	—	93,400	9,981,900	$9.35/5.02	*	30 November 2006
2002	600,000	—	600,000	$9.35/5.02	*	30 November 2006
Total	600,000	4,802,490	21,548,620

*	Post demerger exercise prices

For the year ended 31 December 2002, there were the following SAP movements:

Year of issue	Granted in 2002	Converted in 2002	Exercisable/ Outstanding as at 31 December 2002	Allotment price	Expiry Date
1998	—	96,288	59,500	$2.62	21 December 2003
1999	—	110,400	183,400	$4.52	20 December 2004
2000	—	230,800	309,900	$4.04	18 December 2005
2001	—	32,400	481,300	$5.02	30 November 2006
2002	650,000	—	650,000	$5.02	30 November 2006
Total	650,000	469,888	1,684,100

Of the 23,233 thousand options and SAPs outstanding at December 31, 2002, 143 thousand were held by non-employees.

For the year ended 31 December 2002, there were the following Partly Paid Share movements:

Year of issue	Granted in 2002	Converted in 2002	Exercisable/ Outstanding as at 31 December 2002	Allotment price
1987	—	362,000	—	$5.82
1988	—	267,000	—	$4.98
Total	—	629,000	—

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

31.	CONTRIBUTED EQUITY (continued)

Summary of Alumina Common Stock Options and Stock Appreciation Plan

The following table is a summary of Alumina stock option transactions:

	Options in Thousands 2002	Weighted- Average Exercise Price 2002		Options in Thousands 2001*	Weighted- Average Exercise Price 2001*
Outstanding at January 1
Options	27,065	$8.18	*	27,716	$7.20
SAPs	1,512	$8.04	*	1,656	$7.21
Movements during the year:
Options
—Granted	600	$5.02		11,174	$9.35
—Exercised	(4,802)	$3.75		(10,781)	$6.90
—Canceled or forfeited	(1,314)	$4.91		(1,044)	$7.77
SAPs
—Granted	650	$5.02		514	$9.35
—Exercised	(470)	$3.93		(576)	$7.12
—Canceled or forfeited	(8)	$3.30		(82)	$6.83
Outstanding at December 31
Options	21,549	$4.52		27,065	$8.18
SAPs	1,684	$4.70		1,512	$8.04

*	Amounts are pre demerger. See (iv) for explanation of impact of demerger on options and SAP’s.

The following table summarizes information about the Alumina stock options and SAPs outstanding at December 31, 2002:

	Options / SAPs Outstanding			Options / SAPs Exercisable
Range of Exercise Prices	Number Outstanding at Dec. 31, 2002	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at Dec. 31, 2002	Weighted- Average Exercise Price
	(thousands)			(thousands)
$2.62	1,337	0.9	$2.62	1,337	$2.62
$4.52	3,935	1.9	$4.52	3,935	$4.52
$4.04	6,247	2.9	$4.04	6,247	$4.04
$5.02	10,463	3.9	$5.02	10,463	$5.02
$5.02	1,250	3.9	$5.02	1,250	$5.02
	23,232	3.16	$4.53	23,232	$4.53

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

		Notes		Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
				A$m	A$m	A$m
32.	MINORITY INTERESTS

	Outside equity interest in controlled entities comprises:
	Share capital			—	2.6	2.6
	Increase in value of assets			—	—	6.7
	Reserves			—	0.7	0.7
	Retained profits	32	(a)	—	5.7	3.5

				—	9.0	13.5

(a)	Retained profits reconciliation
	Outside equity interests in operating (profit)/loss after income tax			(0.7)	2.2	3.2
	Retained profits brought forward			5.7	3.5	1.3

	Total available for appropriation			5.0	5.7	4.5
	Dividends provided for or paid			—	—	(1.0)
	Transfer to profits attributable to members of Alumina Limited on disposal			(5.0)	—	—

	Retained profits at the end of the financial year			—	5.7	3.5

33.	NOTES TO THE STATEMENTS OF CASH FLOWS

(a)	Reconciliation of operating profit after income tax to net cash provided by operating activities
	Operating profit after income tax and earnings of associates			173.8	403.9	768.1
	Shortfall/(excess) of equity accounted profits over dividends received (net of goodwill amortization)			47.0	80.2	(134.2)
	Depreciation and amortization	3		489.9	613.9	528.5
	Borrowing cost amortization			—	(5.4)	6.1
	Research and development written off			0.3	0.4	1.4
	(Profit)/loss on disposal of non-current assets			(43.1)	(275.1)	6.9
	Provision for diminution in investments and loans			(0.8)	0.2	1.2
	Unrealized exchange losses/(gains)			(4.1)	0.6	(1.9)
	Write down in value of inventory	3		2.1	7.7	6.2

	Sub total			665.1	826.4	1,182.3
	Change in assets and liabilities adjusted for effects of purchase and disposal of controlled entities during the financial year:
	(Increase)/decrease in:
	—inventories			(84.4)	(20.8)	(20.4)
	—receivables			(300.5)	278.5	(392.6)
	—deferred tax assets			53.0	(121.9)	(79.7)
	—other assets			401.6	(194.4)	(591.1)
	(Decrease)/increase in:
	—payables			(88.1)	156.0	857.0
	—current tax liabilities			24.2	3.3	(1.3)
	—deferred tax liabilities			(86.1)	22.4	219.6
	—provisions			12.2	16.6	(3.4)
	—other liabilities			5.6	(11.4)	2.1

	Net cash provided by operating activities			602.6	954.7	1,172.5

(b)	Acquisition of controlled entities

On 9 December 2002, Alumina Limited acquired 100% of the Corridor Sands titanium dioxide project from Southern Mining Corporation Limited. The first tranche of $123.8 million was satisfied through the issue of 14,080,604 shares in both WMC Resources Ltd and Alumina Limited. On demerger, the interest in Corridor Sands was transferred to WMC Resources Ltd.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

33.	NOTES TO THE STATEMENTS OF CASH FLOWS (continued)

(c)	Disposal of controlled entities

With an accounting effective date for the demerger of 1 December 2002, Alumina Limited disposed of all the shares it held in WMC Resources Ltd to its shareholders. The WMC Resources Ltd Group consisted of the companies holding the copper-uranium, nickel and fertilizer businesses, WMC Finance Limited, WMC Finance (USA) Limited as well as Alumina’s exploration and development interests. Details of the entities disposed are disclosed in Note 36. Details of the disposals are as follows:

Year to 31 Dec 2002
A$m
Consideration	3,956.0
Book value of net assets of entities disposed:
Assets
Investment in WMC Resources Ltd	—
Cash assets	65.2
Other financial assets	34.1
Receivables	1,406.8
Inventories	569.6
Property, plant and equipment	4,600.4
Deferred tax assets	251.3
Exploration	182.9
Other assets	895.1
Liabilities
Payables	1,368.7
Interest-bearing liabilities	2,063.4
Current tax liabilities	25.0
Deferred tax liabilities	343.1
Other provisions	180.0
Other liabilities	17.7

4,007.5

Net deficit/(surplus) on demerger taken to equity	51.5

(d)	Financing facilities

Refer to Note 34.

(e)	Non cash financing and investing activities

Consideration of 1,505,907,806 shares in WMC Resources Ltd were received on disposal of entities to WMC Resources Ltd as part of the demerger. Refer to note 33(c) above for further details.

As part of the demerger, Alumina Limited effected a special (notional) dividend to its shareholders of $823 million. Refer to note 1(a) for further details.

Consideration of 14,080,604 shares in Alumina Limited were issued to acquire the Corridor Sands titanium dioxide project. Refer to note 33(b) above for further details.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

34.	FINANCING FACILITIES

			As at 31 December
	Notes		2002	2001
			A$m	A$m
The total facilities available at balance date were as follows:
Bank overdrafts			—	0.2
Bank loan facilities			—	958.2
Short term loan facilities	34	(b)	700.0	451.9
Medium term loan facilities			—	488.9
Long term loan facilities			—	1,141.0

			700.0	3,040.2

Used at balance date:
Bank overdrafts			—	0.2
Bank loan facilities			—	240.0
Short term loan facilities	34	(b)	534.8	451.9
Medium term loan facilities			—	488.9
Long term loan facilities			—	1,141.0

			534.8	2,322.0

Available at balance date:
Bank loan facilities			—	718.2
Short term loan facilities	34	(b)	165.2	—

			165.2	718.2

(a)	The loan facilities are denominated in currencies as follows:-

Bank loans facilities
United States dollars	—	490.0

In some cases, these facilities may be drawn in another currency to the equivalent value of the denominated currency.

Short term facilities
Australian dollars	—	414.7
United States dollars	396.6	19.0

Medium term facilities
United States dollars	—	250.0

Long term facilities
Australian dollars	—	65.5
United States dollars	—	550.0

(b)	The short term bank loan facilities are available for general corporate purposes. All facilities are 364 day facilities. The short-term facilities will be refinanced during the course of 2003.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

35.	FINANCIAL INSTRUMENTS

A.	Hedging position

(i)	Currency hedging

As at 31 December 2002, the group had no outstanding currency hedge contracts.

The following foreign currency hedge contracts were in place at 31 December 2001:

Maturity	Forward sale of US$		Bought US$ Put Options		Written US$ Call Options
	Amount	Rate	Amount	Strike rate	Amount	Strike rate
	US$m	A$/US$	US$m	A$/US$	US$m	A$/US$
2002	211.5	0.6854	252.3	0.5875	82.5	0.6571
2003	175.6	0.6855	82.5	0.6571	82.5	0.6571
2004	208.4	0.6817	92.5	0.6500	92.5	0.6500
2005	213.3	0.6870	92.5	0.6500	92.5	0.6500
2006	135.6	0.6809	92.5	0.6500	92.5	0.6500
2007-2010	338.1	0.6595	209.5	0.6173	209.5	0.6173

CNGC

Central Norseman Gold Corporation Ltd (“CNGC”) was sold in January 2002.

The following foreign currency hedge contracts relating to CNGC were in place at 31 December 2001:

Maturity	Forward sale of US$		Bought US$ Put Options		Written US$ Call Options
	Amount	Rate	Amount	Strike rate	Amount	Strike rate
	US$m	A$/US$	US$m	A$/US$	US$m	A$/US$
2002	23.5	0.6289	0.9	0.6865	0.9	0.6865
2003	23.2	0.6275	—	—	—	—

(ii)	Commodity hedging

As at 31 December 2002, the group had no outstanding commodity hedge contracts.

The following gold hedge contracts were in place at 31 December 2001:

Maturity	Forward sale of Gold
	Amount	Rate
	ounces	A$/ounce
2002	83,000	500
2003	80,000	509
2004	80,000	521
2005	80,000	497
2006-2010	397,000	651

As these contracts were entered into for the purpose of hedging future production, any unrealized gains and losses on the contracts, together with the cost of the contracts, were deferred until the underlying production occurred.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

35.	FINANCIAL INSTRUMENTS (continued)

A.	Hedging position (continued)

(ii)	Commodity hedging (continued)

CNGC

CNGC was sold in January 2002.

The following gold hedge positions relating to CNGC were in place at 31 December 2001:

Maturity	Forward sale of Gold		Bought Put Options		Written Call Options
	Amount	Rate	Amount	Strike rate	Amount	Strike rate
	ounces	US$/ounce	ounces	US$/ounce	ounces	US$/ounce
2002	36,000	307	22,500	310	22,500	347
2003	31,800	307	22,500	310	22,500	347

Maturity	Forward sale of Gold
	Amount	Rate
	ounces	A$/ounce
2002	22,500	440
2003	22,500	440

As these contracts were entered into for the purpose of hedging future production, any unrealized gains and losses on the contracts, together with the cost of the contracts, were deferred until the underlying production occurred.

B.	Interest rate risk

The group is exposed to interest rate risk on its outstanding interest bearing liabilities and investments.

(a)	Interest rate and cross currency swaps

As at 31 December 2002, the group had no outstanding interest rate hedging contracts.

The following interest rate swaps were in place at 31 December 2001:

Notional AUD principal	Interest swapped	Interest rate		Maturity
		Fixed	Float
100.0	Fixed for floating	6.00	4.90	27/5/2002
100.0	Fixed for floating	6.00	4.90	27/5/2002
200.0

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

35.	FINANCIAL INSTRUMENTS (continued)

B.	Interest rate risk (continued)

(a) Interest rate and cross currency swaps (continued)

Notional US principal	Interest swapped	Interest rate		Maturity
		Fixed	Float
25.0	Floating for fixed	7.02	2.01	15/11/2003
25.0	Floating for fixed	7.10	2.01	15/11/2013
50.0
25.0	Fixed for floating	6.50	1.36	15/11/2003
50.0	Fixed for floating	6.50	0.93	15/11/2003
25.0	Fixed for floating	6.75	1.93	1/12/2006
25.0	Fixed for floating	6.75	1.91	1/12/2006
25.0	Fixed for floating	6.75	1.84	1/12/2006
25.0	Fixed for floating	6.75	1.83	1/12/2006
25.0	Fixed for floating	7.55	1.97	15/11/2013
50.0	Fixed for floating	7.25	1.94	15/11/2013
40.0	Fixed for floating	7.25	1.80	15/11/2013
50.0	Fixed for floating	7.35	2.77	1/12/2026
25.0	Fixed for floating	7.35	2.76	1/12/2026
25.0	Fixed for floating	7.35	2.80	1/12/2026
50.0	Fixed for floating	7.35	3.15	2/12/2026
440.0

As at 31 December 2002, the group had no outstanding cross currency swap contracts.

The following cross currency swap contracts were in place at 31 December 2001:

A$m	US$m	Interest rate
Debt	equivalent	2001	2001	Maturity
		A$ Debt	US$ Debt
50.0	30.0	5.30	4.10	2/4/2002
20.0	12.6	4.81	2.92	7/4/2002
50.0	31.4	4.81	2.91	7/4/2002
10.0	6.3	4.81	5.12	8/4/2002
200.0	131.7	4.85	2.62	8/5/2002
50.0	33.5	5.35	3.06	8/5/2009
380.0	245.5

(b)	Interest rate caps

As at 31 December 2002, the group had no outstanding interest cap contracts (2001: A$430 million at 7.14%).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

35.	FINANCIAL INSTRUMENTS (continued)

(c)	Interest rate risk exposure

The consolidated entity’s exposure to interest rate risk and the effective weighted interest rate for classes of financial assets and liabilities is set out below:

As at 31 December 2002

	Note	Floating interest rate%	Fixed interest maturing in:			Non- interest bearing	Total
			1 year or less	Over 1 to 5 years	More than 5 years
		$ million
Financial Assets
Cash assets	9	23.2	—	—	—	—	23.2
Receivables	10	—	—	—	—	2.3	2.3

		23.2	—	—	—	2.3	25.5

Weighted average interest rate		1.7%
Financial Liabilities
Payables	22	—	—	—	—	2.6	2.6
Bank loans	23	534.8	—	—	—	—	534.8

		534.8	—	—	—	2.6	537.4

Weighted average interest rate		1.7%
Net financial (liabilities)		(511.6)	—	—	—	(0.3)	(511.9)

As at 31 December 2001

	Note	Floating interest rate%	Fixed interest maturing in:			Non- interest bearing	Total
			1 year or less	Over 1 to 5 years	More than 5 years
		$ million
Financial Assets
Cash assets	9	106.3	108.1	—	—	—	214.4
Receivables	10,14	—	—	—	—	977.4	977.4
Other financial assets	11,16	—	—	—	—	41.8	41.8
Interest rate swaps*		97.8	200.0	342.2	518.2	—	1,158.2
Cross currency swaps*		380.0	—	—	—	—	380.0

		584.1	308.1	342.2	518.2	1,019.2	2,771.8

Weighted average interest rate		4.8%	5.0%	6.5%	6.5%

Financial Liabilities
Payables	22,26	—	—	—	—	2,054.1	2,054.1
Bank overdrafts		0.2	—	—	—	—	0.2
Bank loans		167.3	—	—	—	—	167.3
Yankee Bond issues—$US		—	—	880.0	684.4	—	1,564.4
Australian Promissory Notes		—	240.0	—	—	—	240.0
Medium Term Bank Bilaterals		—	200.0	—	50.0	—	250.0
Interest rate swaps*		1,060.4	—	48.9	48.9	—	1,158.2
Cross currency swaps*		480.1	—	—	—	—	480.1

		1,708.0	440.0	928.9	783.3	2,054.1	5,914.3

Weighted average interest rate		3.2%	5.1%	6.7%	6.6%
Net financial (liabilities)		(1,123.9)	(131.9)	(586.7)	(265.1)	(1,034.9)	(3,142.5)

*	Notional principal amounts.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

35.	FINANCIAL INSTRUMENTS (continued)

C.	Carrying amounts and estimated fair values of financial instruments

The carrying amounts and estimated fair values of the company’s financial instruments, referred to in Note 35A and 35B above were as follows:

		Consolidated
		Carrying amount	Fair value	Carrying amount	Fair value
	Notes	2002	2002	2001	2001
		A$m		A$m
Recognized in the statement of financial position
Financial assets
Cash assets	9	23.2	23.2	214.4	214.4
Current other financial assets	11	—	—	20.1	20.1
Current receivables	10	2.3	2.3	496.0	582.3
Non-current receivables	14	—	—	481.4	398.4
Non-current other financial assets	16	—	—	21.7	22.7
Financial liabilities
Current payables	22	2.6	2.6	856.4	856.8
Bank overdrafts	23	—	—	0.2	0.2
Short term interest bearing liabilities	23	534.8	534.8	584.1	584.1
Other current liabilities		—	—	13.2	13.2
Non-current payables	26	—	—	1,197.7	1,109.1
Long term interest bearing liabilities	27	—	—	1,737.7	1,755.8
Other non-current liabilities		—	—	9.3	9.3

Financial instruments
Hedging contracts:
—forward/swaps		—	—	(816.5)	(729.2)
—options		—	—	(234.7)	(221.0)

		—	—	(1,051.2)	(950.2)

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

Long term debt

The fair value of long term debt is considered to approximate the carrying value.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

35.	FINANCIAL INSTRUMENTS (continued)

D.	Deferred hedging gains and losses

As at 31 December 2002, there were no deferred hedging gains or losses.

For comparison, the following expected recognition of the deferred hedging gains and losses as at 31 December 2001, based on valuations at 31 December 2001 are shown below:

YEARS	<1 YEAR	1-2 YEARS	2-3 YEARS	3-4 YEARS	4-5 YEARS	MORE THAN 5 YEARS	TOTALS
Gains	164.1	185.7	7.0	11.0	3.1	250.8	621.7
Losses	(321.8)	(341.9)	(170.5)	(179.4)	(46.3)	(907.7)	(1,967.6)

Total	(157.7)	(156.2)	(163.5)	(168.4)	(43.2)	(656.9)	(1,345.9)

Total deferred on balance sheet (refer Note 13(b))							(1,345.9)

E.	Concentration of credit risk for derivative financial instruments

The company had no outstanding derivative instruments as at 31 December 2002. For comparison, the geographical breakdown of the group’s credit risk in respect of derivative instrument contracts as at 31 December 2001 is set out below:

Location	US$m
2001
Australia	190
Unites States of America	138

328

When computing the concentration of credit risk it is assumed that Australian companies which Alumina Limited deals with on the basis of an overseas parent company guarantee are classified as Australian credit risk.

F.	Infrastructure Bonds

As at 31 December 2002, there were no outstanding infrastructure bonds.

In 2001 Alumina Limited had off-setting liabilities and assets relating to a Direct Infrastructure Bond issued by an Alumina subsidiary and the right to acquire an Indirect Infrastructure Bond. There was a right of simultaneous set-off between these two bonds on maturity or termination. The transaction on which interest accrued, effective from 22 September 1997 resulted in recognition as interest for a period of ten years and a corresponding reduction in the net liability of the bond. As part of the infrastructure bond transaction agreements, funds were placed on deposit by another Alumina subsidiary with one of the other parties to the agreement and were being repaid, with interest, over the period of the transaction. At balance date the balances of the components were:

A$m
2001
• liability for Infrastructure Bond	(370.4)
• right to acquire Indirect Infrastructure Bond	296.5
• funds on deposit	71.2

Net deferred revenue	(2.7)

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

36.	PARTICULARS RELATING TO ENTITIES CONSOLIDATED IN THE ECONOMIC ENTITY

Entities consolidated	Notes	Place of incorporation
NAME
Alumina Limited		VIC, Australia

All controlled entities are wholly owned, unless otherwise indicated

Controlled entities
A&BP Co. Pty. Ltd	F,k	WA, Australia
Albion Downs Pty. Ltd.	F,k	WA, Australia
Agnew Pastoral Company Pty. Ltd. (owned 40%)	b	WA, Australia
Alumina Holdings (USA) Inc.	B,a,C	Delaware, USA
Alumina (U.S.A.) Inc.	B,a,C	Delaware, USA
KSGM Ltd. (in liquidation, owned 88.35%)	A,f	WA, Australia
P&DP Co. Pty. Ltd.	F,k	WA, Australia
WPF Pty. Ltd.	k	QLD, Australia
Weebo Pastoral Company Pty. Ltd. (owned 40%)	b	WA, Australia
Westminer (Investments) B.V.	B,a	Netherlands
Westminer Acquisition (U.K.) Limited	A	UK
WMC Participacoes Limitada	B,j	Brazil
Westminer International (U.K.) Limited	A	UK
Westminer International Holdings Pty. Ltd.	D,e	VIC, Australia

Controlled entities disposed of during the year
141 Union Company		Delaware, USA
Adwest Limited Partnership	d
Agnew Mining Company Pty. Ltd.		WA, Australia
Carson Hill Gold Mining Corporation		Nevada, USA
Central Norseman Gold Corporation Limited (owned 50.48%)	m	VIC, Australia
Great Boulder Mines Pty. Ltd.		VIC, Australia
Hi-Fert Distributors Pty. Ltd.		SA, Australia
Hi-Fert Pty. Ltd.	E	SA, Australia
Hillcrest Inc.	h	Philippines
Minera WMC Chile Exploration Ltda		Chile
Mineracao Alfenus Limitada		Brazil
Mineracao Ituverava Limitada		Brazil
Mineracao Jenipapo S.A.		Brazil
Mineracao Wesminas Limitada		Brazil
Olympic Dam Marketing Pty. Ltd.		SA, Australia
Q.S. Mineracoa Ltda		Brazil
PT Solok Mas Minerals (owned 80%)	c	Indonesia
PT WMC Services	j	Indonesia
Three Springs Talc Pty. Limited		VIC, Australia
Wesminco Oil Pty. Ltd.		VIC, Australia
Western Exploration Pty. Ltd.		VIC, Australia
Western Hog Ranch Company		Nevada USA
Western Mining Corporation Pty Ltd		VIC, Australia
Western Mining Mongolia XXK	g	Mongolia
Western Venture Inc.		Delaware, USA
Westmin Talc (U.K.) Limited		UK
Westmin Talc Pty. Ltd.		VIC, Australia
Westminer Insurance Pte. Ltd.		Singapore
WMC (Argentina) Inc.		Delaware, USA

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

36.	PARTICULARS RELATING TO ENTITIES CONSOLIDATED IN THE ECONOMIC ENTITY (continued)

Entities consolidated	Notes	Place of incorporation
WMC (China) Pty. Limited		VIC, Australia
WMC (Kunming) Pty. Limited		VIC, Australia
WMC (Liberia) Limited		Hong Kong
WMC (Olympic Dam Corporation) Pty. Ltd.	E	SA, Australia
WMC (Olympic Dam Operations) Pty. Ltd.	E	VIC, Australia
WMC (Overseas) Pty. Limited		VIC, Australia
WMC (Peru) Inc.		Delaware, USA
WMC (Philippines) Inc.	h	Philippines
WMC (Uzbekistan) Ltd.		Jersey
WMC (Yunnan) Pty. Limited		VIC, Australia
WMC (Zarmitan) Ltd.		Jersey
WMC Alumina (U.S.A.) Inc.		Delaware, USA
WMC Automation Pty. Ltd.		WA, Australia
WMC Chile S.A.		Chile
WMC Corporate Services Inc.		Delaware, USA
WMC Exploration Inc.		Delaware, USA
WMC Fertilizers Pty. Ltd.	E	VIC, Australia
WMC Finance (USA) Limited		VIC, Australia
WMC Finance Limited		ACT, Australia
WMC Holdings Pty. Ltd.		SA, Australia
WMC Innovation Pty. Ltd.		VIC, Australia
WMC International Holdings Ltd.		Canada
WMC International Limited		Canada
WMC Kazakstan Ltd.		Jersey
WMC Mineracao Limitada		Brazil
WMC (Mineral Sands) Limited		Jersey
WMC N.C SAS	l	New Caledonia
WMC Nickel Sales Corporation Limited		UK
WMC Resources Exploration Pty. Ltd.	i	VIC, Australia
WMC Resources International Pty. Ltd.	E	VIC, Australia
WMC Resources Ltd.	E	VIC, Australia
WMC Securities Pty. Ltd.		WA, Australia
WMC Services Pty. Limited		ACT, Australia
Yakabindie Nickel Pty Limited		NSW, Australia
Yeelirrie Development Company Pty. Ltd.		WA, Australia
Yeelirrie Management Services Pty. Ltd.		WA, Australia
Yunnan Hua Ao Nickel Exploration and Mining Co. Ltd (owned 80%)		China
Yunnan Xin Ao Nickel Exploration and Mining Co. Ltd (owned 80%)		China

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

36.	PARTICULARS RELATING TO ENTITIES CONSOLIDATED IN THE ECONOMIC ENTITY (continued)

These controlled entities:

A)	have not been required to prepare audited accounts as they are in voluntary liquidation;

B)	have not prepared audited accounts as they are non-operating or audited accounts are not required in their country of incorporation;

C)	Alumina Holdings (U.S.A.) Inc. changed its name to Alumina Holdings (U.S.A.) Inc. from Western Mining Corporation (U.S.A.). Alumina (U.S.A.) Inc. changed its name to Alumina (U.S.A.) Inc. from WMC Alumina (U.S.A.) Inc. Both name changes were effective from 2 December 2002.

D)	has been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investment Commission (“ASIC”) Class Order 98/1418. This company, which is also referred to in the Directors’ Declaration is, with Alumina Limited, a member of a “Closed Group” as defined in the Class Order and are parties to a deed of cross guarantee which has been lodged with and approved by ASIC. Under the deed of cross guarantee, each of these companies guarantees the debts of the other companies party to the deed of cross guarantee. The aggregate assets and liabilities of these companies, and their aggregate net profits after tax for the year then ended (after eliminating inter-company investments and other inter-company transactions) are set out in the table overleaf;

E)	previously included as part of WMC Limited’s closed group. Removed from the Deed of Cross Guarantee by Revocation Deed dated 18 December 2002 and lodged with ASIC on 20 December 2002.

F)	as small proprietary corporations, are not required to prepare financial reports.

(a)	Has been translated as a self-sustaining entity.

(b)	The remaining shares are held in trust for the Company by the vendors, pending compliance with conditions precedent in the sales agreement.

(c)	This company was liquidated on 3 September 2002.

(d)	Although not a company, included as a controlled entity in compliance with AASB 1024.

(e)	This company, while a small proprietary company, is included on the deed of cross guarantee.

(f)	On 27 June 1986, an extraordinary general meeting of KSGM Ltd. voluntarily appointed a liquidator to the company.
(g)	This company was incorporated in Mongolia on 2 July 2002.

(h)	This company was sold on 30 August 2002.

(i)	This company was incorporated in Victoria on 31 October 2002.

(j)	This company is in the process of being liquidated.

(k)	This company is deemed to be a controlled entity because of an option agreement.

(l)	This company was incorporated in New Caledonia on 3 January 2001.

(m)	The interest in this company was sold on 18 January 2002.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

36.	PARTICULARS RELATING TO ENTITIES CONSOLIDATED IN THE ECONOMIC ENTITY (continued)

Deed of cross guarantee

Entities which are party to a Deed of Cross Guarantee, entered into in accordance with ASIC Class Order 98/1418 are indicated above in this note. A consolidated statement of financial position is set out below:

	Closed group
	Year to 31 Dec 2002	Year to 31 Dec 2001
	A$m	A$m
Consolidated statements of financial position of closed group

Current Assets
Cash assets	8.5	—
Receivables	2.3	222.4
Inventories	—	407.0
Other	0.8	58.2

Total current assets	11.6	687.6

Non-Current Assets
Investments in associates/subsidiaries	1,442.2	777.0
Other financial assets	—	1,137.3
Inventories	—	82.1
Exploration and evaluation	—	1.9
Property, plant and equipment	—	4,753.9
Other	—	98.7

Total non-current assets	1,442.2	6,850.9

Total assets	1,453.8	7,538.5

Current Liabilities
Payables	2.4	267.7
Interest-bearing liabilities	534.8	1.9
Provisions	2.0	207.2
Other	—	6.6

Total current liabilities	539.2	483.4

Non-Current Liabilities
Payables	25.1	1,372.4
Deferred tax liabilities	2.2	—
Provisions	0.2	511.3
Other	—	6.6

Total non-current liabilities	27.5	1,890.3

Total liabilities	566.7	2,373.7

Net assets	887.1	5,164.8

Equity
Contributed equity	207.5	3,191.1
Reserves	240.2	264.7
Retained profits	439.4	1,573.5
Outside equity interests in controlled entities	—	135.5

Total equity	887.1	5,164.8

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

36.	PARTICULARS RELATING TO ENTITIES CONSOLIDATED IN THE ECONOMIC ENTITY (continued)

Set out below is a consolidated statement of financial performance for the closed group:

	Closed group
	Year to 31 Dec 2002	Year to 31 Dec 2001
	A$m	A$m
(Loss)/profit from ordinary activities before income tax	(430.0)	809.4
Income tax expense	(80.3)	(19.0)

(Loss)/profit from ordinary activities after income tax	(510.3)	790.4
Net profit attributable to outside equity interest	—	15.9

Net (loss)/profit	(510.3)	806.3

Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognized direct in equity	—	—

Total changes in equity other than from those resulting from transactions with owners as owners	(510.3)	806.3

Set out below is a summary of movements in consolidated retained profits of the closed group:

Retained profits at the beginning of the financial year	1,573.5	1,120.5
Net (loss)/ profit	(510.3)	806.3
Transfer of entities during the year	254.8	—
Dividend provided for or paid	(878.6)	(353.3)

Retained profits at the end of the financial year	439.4	1,573.5

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

			As at 31 December
			2002	2001
			A$m	A$m
37.	CONTINGENT LIABILITIES

(a)	Ascertainable, unsecured

	(i)	Guarantees, insurance bonds and other liabilities including performance bonds for minimum work commitments in exploration blocks.	0.1	57.6
	(ii)	Contract disputes and other legal claims, arising out of Alumina’s ongoing mining and related construction activities.	—	7.5
	(iii)

As disclosed in the accounting policy Note 1(s), an assessment is made at each operation for future rehabilitation work which will be incurred as a result of currently existing circumstances and a provision is accumulated for this expenditure charged on a proportionate basis to production over the lesser of the life of operation or twenty years. At 31 December 2002 Alumina Limited did not have any accrued rehabilitation provisions (due to the demerger) (Dec 2001: $89.7 million). The company estimates that, as at 31 December 2002, the total rehabilitation costs that would be incurred upon the disposal or abandonment of its mineral properties would be nil (Dec 2001: $349.4 million), resulting in a contingent liability of

			—	259.7

(b)	Unascertainable unsecured contingent liabilities/asset

	(i	)	Guarantees
Alumina Limited provided a guarantee in 1998 for foreign exchange transactions and in 2000 for gold derivative transactions undertaken by its wholly owned subsidiary at that time, WMC Finance Limited (“WMCF”). WMCF was sold to WMC Resources Ltd as part of the demerger and is no longer a subsidiary of Alumina Limited. That guarantee continues to be applicable for foreign exchange and gold derivative transactions, entered into by WMCF and Union Bank of Switzerland, which have maturity dates from 2003 to 2008 and a negative mark to market value of $137.6 million at 31 December 2002. Alumina Limited has rights to obtain additional credit support if WMC Resources Ltd’s credit rating is lower than BBB (and it would not cause a breach of WMC Resources Ltd’s debt obligations). Alumina Limited is also indemnified by WMC Resources Ltd in relation to this guarantee.
	(ii	)	Taxation audit
Alumina Limited is currently the subject of a taxation audit by the Australian Taxation Office. The company does not expect any material liabilities to arise as a result of this audit.

(c)	Contingencies and Litigation

Contingent liabilities of Alumina Group companies arising from guarantees related to obligations of group companies amounted to A$2,262.5 million at December 31, 2002 (2001:A$nil). An analysis of the guarantees outstanding at December 31, 2002 is given in the following table:

A$ million
In respect of foreign exchange transactions and gold derivative transactions (US$150 million)	264.7
In respect of Yankee Bonds (US$23.7 million)	42.2
In respect of WMC Finance Revolving and Term Facility	1,955.6

Total	2,262.5

(i	)	Foreign Exchange Transactions and Gold Derivative Transactions

A guarantee in 1998 in respect of foreign exchange transactions and gold derivative transactions relate to transactions undertaken by its wholly owned subsidiary at that time, WMC Finance Ltd (“WMC Finance”). WMC Finance was sold to WMC Resources Ltd as part of the demerger and is no longer a subsidiary of Alumina. That guarantee continues to be applicable for foreign exchange and gold derivative transactions which have maturity dates from 2003 to 2008 and a negative mark to market value of A$137.6 million at December 31, 2002. Alumina has the rights to obtain additional credit support if WMC Resources Ltd’s credit rating is lower than BBB (and it would not cause a breach of WMC Resources Ltd’s debt obligations). Alumina is also indemnified by WMC Resources Ltd in relation to this guarantee.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

37.	CONTINGENT LIABILITIES (continued)

(ii)	Yankee Bonds

Prior to the demerger, WMC Finance (USA) Limited (“Finance USA”) was a wholly owned subsidiary of Alumina and had approximately US$800 million of long dated bonds on issue (“the US Bonds”).

The obligations of Finance (USA) under the US Bonds were guaranteed by Alumina. In connection with the demerger, Finance USA tendered to repurchase the US Bonds. However, some of the US Bonds were not repurchased and they remained outstanding at December 31, 2002. They are as follows:

•	US Bonds due November 15, 2003—US$19,216,000
•	US Bonds due December 1, 2006—US$750,000
•	US Bonds due November 15, 2013—US$3,658,000
•	US Bonds due December 1, 2026—US$115,000

Alumina guarantees the payment obligations of Finance USA under the US Bonds. The duration of the guarantee is unlimited, and continues as long as amounts are outstanding under the US Bonds.

(iii)	Demerger Deed

Under the Demerger Deed, Alumina and WMC Resources indemnify each other in respect for certain liabilities in relation to the demerger.

(iv)	WMC Finance Revolving and Term Facility

Alumina guarantees the performance by WMC Finance of its obligations under a Revolving Facility of US$600 million (drawn A$590 million and US$90 million) with various banks and a term facility of US$500 million (drawn A$450 million and US$230 million) between WMC Finance and various banks.

Alumina will be automatically released from its obligations under the guarantees on Implementation provided that no event of default exists and the Agent receives the relevant certificate. Implementation, for this purpose, is the date on which the transfers of shares in each of WMC Finance, ODC, Fertilizers and WMC Resources International Pty Ltd are stamped and registered. Stamping and registration of those transfer is in progress and expected to be completed in 2003.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

		As at 31 December
		2002	2001
		A$m	A$m
38.	COMMITMENTS FOR EXPENDITURE

(a)	Capital expenditure contracted for:
	Contracts for purchase of assets comprising mine properties and mine development, and property, plant and equipment.
	Payments within one year	—	35.4

		—	35.4

(b)	Potential expenditure on exploration and mining titles and attached business commitments
	The amounts shown in the following tables in the prior year relate to commitments which have transferred to WMC Resources Ltd on demerger.

(i)	Exploration and mining titles
	Within one year	—	19.2
	Later than one year but not later than 5 years	—	95.4
	Later than 5 years	—	260.5

		—	375.1

(ii)	Business undertaking commitments
	Within one year	—	2.9
	Later than one year but not later than 5 years	—	12.7
	Later than 5 years	—	15.9

		—	31.5

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

(i)	Lease commitments payable at balance date
	Within one year	0.1	21.8
	Later than one year but not later than 5 years	0.1	76.4
	Later than 5 years	—	76.8

		0.2	175.0

(d)	Sub leases
(i)	Rental income included in profit and loss	—	1.2

(ii)	Lease commitments receivable at balance date
	Within one year	—	1.6
	Later than one year but not later than 5 years	—	4.9
	Later than 5 years	—	—

		—	6.5

(e)	Other commitments
	Commitments for payments to suppliers under long-term contracts existing at reporting date but not recognized as payable
	Within one year	—	59.4
	Later than one year but not later than 5 years	—	235.6
	Later than 5 years	—	586.4

		—	881.4

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

39.	SUPERANNUATION BENEFITS

Since 27 July 2001, all employer contributions and ongoing management of employees’ superannuation entitlements have been managed by the WMC Superannuation Plan (the Plan), an independently managed sub-plan of the Plum Superannuation Fund.

Since the demerger, Alumina employees have become members of a sub-plan of the WMC Superannuation Plan, created specifically for Alumina.

Plan membership is compulsory for all Australian resident employees and Australian expatriates, and provides lump sum benefits on retirement, permanent disability, death, resignation and retrenchment.

The Plan has three categories of membership.

The Defined Benefit category was closed to new members effective 1 July 1994, and the Alumina employee members all transferred to the Accumulation category on demerger. The Defined Benefit category provided lump sum benefits based on period of service, age and final average salary. Members in this category made a compulsory contribution of 3.4 percent deducted from after tax salary or 4.0 percent deducted from before tax salary.

The Accumulation Category, which all new staff members must join, commenced on 1 July 1994. This category of membership offers a minimum company contribution (subject to certain cashing out options and legislation) of 12 per cent (2001: 11.5 per cent) of basic annual salary to each member’s account in the Plan. Members also have the option to make voluntary contributions to their account.

The Superannuation Guarantee category is a compulsory accumulation category for all employees under hourly paid awards. Under legislation the Company is required to make minimum contributions. Effective 1 July 2002, the contribution rate increased to 9 percent of ordinary time earnings. Members also have the option to make voluntary contributions to their personal account.

Alumina Limited contributes to the Plan as required by the Plan rules, any relevant employee agreements, or legislation.

Actuarial assessment (where appropriate) of the Plan (and previously the WMC Superannuation Fund) is made at three yearly intervals, and the last such assessment was made as at 1 July 2001, by Mr R R Codron, BSc Hons, FIA, FIAA, ASIA. Based on the calculations made as part of that assessment, the Directors of the Company are of the view that as at the date of the assessment the assets of the Plan were sufficient to satisfy all benefits that would have vested under the Plan in the event of termination of the Plan or voluntary or compulsory termination of employment of each employee.

The principal assets of the Plan are managed by external investment managers appointed by the Trustee of the Plan and are regularly monitored by the Plan’s asset consultants. External managers may use derivatives as part of normal investment and risk management practice within the terms of their appointment and in accordance with the Risk Management Statement required by legislation. Investment managers are not permitted to use derivatives to gear investments.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

		Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
		A$m	A$m	A$m
39.	SUPERANNUATION BENEFITS (continued)

	WESTMINER SUPERANNUATION FUND

(a)	Change in benefit obligation
	Benefit obligation at end of prior year	222.4	193.9	171.1
	Benefit obligation restated at beginning of year	204.3	—	—
	Service cost	32.3	26.1	24.2
	Interest cost	11.8	10.2	11.0
	Actuarial (gains) losses	(19.4)	12.9	5.7
	Members transferring from other funds	8.3	1.7	3.4
	Benefits and expenses paid	(57.6)	(23.7)	(23.0)
	Plan participants contributions	4.3	1.3	1.4
	Transferred to WMC Resources Ltd on demerger	(184.0)	—	—

	Benefit obligation at end of period	—	222.4	193.8

(b)	Change in plan assets
	Fair value of plan assets at end of prior year	204.0	202.3	195.4
	Fair value of plan assets restated at beginning of year	197.5	—	—
	Actual return on plan assets	(16.0)	(0.7)	24.7
	Transfers in from other funds	8.3	1.7	3.4
	Employer contributions	22.4	23.1	0.3
	Plan participants’ contributions	4.3	1.3	1.4
	Benefits and expenses paid	(57.6)	(23.7)	(22.9)
	Transferred to WMC Resources Ltd on demerger	(158.9)	—	—

	Fair value of plan assets at end of period	—	204.0	202.3

(c)	Reconciliation of funded status
	Funded status	(25.1)	(18.3)	8.5
	Unrecognized net gain	(18.5)	(24.3)	(56.2)
	Unamortized prior service cost	—	0.1	0.3
	Unrecognized net transition asset	—	(1.6)	(4.9)
	Transferred to WMC Resources Ltd on demerger	43.6	—	—

	Accrued pension cost	—	(44.1)	(52.3)

(d)	Components of net periodic benefit costs
	Service cost	32.3	26.1	24.2
	Interest cost	11.8	10.2	11.1
	Expected return on plan assets	(14.2)	(15.3)	(14.2)
	Amortization of prior service cost	0.1	0.1	0.1
	Amortization of gain	(1.3)	(3.0)	(2.9)
	Amortization of unrecognized net transition asset	(1.6)	(3.3)	(3.3)
	FAS 88 adjustment	(5.3)	—	—

	Net periodic benefit costs	21.8	14.8	15.0

(e)	Weighted average assumptions
	Discount rate	6.0	6.0	5.5
	Expected long-term return on plan assets	7.0	7.5	7.5
	Rate of compensation increase	3.5	3.5	3.5

(f)	Alumina are sponsors of defined contribution pension plans. Expenses relating to those plans were	0.3	23.1	0.3

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

40.	RELATED PARTY TRANSACTIONS

Related parties of the group fall under the following categories:

(a)	Wholly-owned group

The wholly-owned group consists of Alumina Limited and its wholly owned controlled entities as disclosed in note 36. Transactions between Alumina Limited and other entities in the wholly-owned group during the years ended 31 December 2002 and 2001 consisted of:

•	loan advanced/repaid to/by Alumina Limited

•	interest paid/received on the above loans (refer notes 2 and 3)

•	the payment of dividends to Alumina Limited (refer notes 2 and 3)

•	payment of administrative/general expenses on behalf of Alumina Limited

•	sale of non-AWAC entities to WMC Resources Ltd as part of the demerger (refer note 1(a)).

The above transactions were made on normal commercial terms and conditions and at market rates.

(b)	Associated bodies corporate

Information relating to investments in associates is set out in Note 15.

(c)	Superannuation funds

Information relating to the group’s superannuation funds is set out in Note 39.

(d)	Directors

(i)	The names of each person holding the position of director of the parent entity during the financial year are:

The following directors were in office from 1 January 2002 until 11 December 2002, or as indicated:

I G R Burgess AO	(Chairman)
H M Morgan AC	(Chief Executive Officer)
A G Michelmore	(Director from 13 August 2002)
D E Meiklejohn	(Director from 19 April 2002)
T C-E Bergman	(Alternate D M Morley from 3 July 2002 to 4 September 2002)
Professor A E Clarke AO
P J Knight
M J Phillips AM	(retired on 18 June 2002; Alternate D M Morley to 18 June 2002)
R A G Vines
I E Webber AO

The following directors were appointed on 11 December 2002 and have held office until the date of this report:

D M Morley	(Chairman)
J Marlay	(Chief Executive Officer)
R J McNeilly P A F Hay
M R Rayner	(Alternate R D J Davies)

(ii)	Details of directors’ remuneration, superannuation and retirement payments are set out in Note 41.

Apart from the details disclosed in this note, no director has entered into a material contract with the Company or the group since the end of the previous financial year, and there were no material contracts involving directors’ interests existing at balance date.

	A$ thousands
	2002	2001
(e) Loans to directors
(i) Loans to directors of controlled entities included in receivables comprise secured loans under the Employee Share Purchase Plan	—	4.9

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

40.	RELATED PARTY TRANSACTIONS (continued)

(e)	Loans to directors (continued)

Two share plan loans to directors were repaid during the year (2001 balance: $4,919). These loans related to and were secured by shares allocated by Alumina Limited under the 1988 allotment of the Employee Share Purchase Plan (ESPP) (loan to R T Bills) and the 1987 and 1988 Partly Paid Share Plan (PPSP) (loan to J Balkau). The PPSP loan to J Balkau was repaid in full, and the ESPP loan to R T Bills was reduced by a dividend repayment. The remainder of the loan was forgiven.

	A$ thousands
	2002	2001
Reconciliation of movement in loans to directors
Loans to directors at 1 January	4.9	5.9
New loan granted to J Balkau during the financial year (repaid in full during the year)	93.0	—
Loan repayments received	(93.4)	(1.0)
Loan repayments forgiven	(3.6)	—
Other movements[1]	(0.9)	—

Loan to directors at 31 December	—	4.9

[1]	Loans to directors at 31 December 2002 does not include $951 which was owed by a director who resigned as director during the year ended 31 December 2001 thus ceased to be a related party for 2002.

(f)	Shareholding transactions of directors

Where a director of Alumina Limited was a shareholder in Alumina Limited, their transactions include:

–	the purchase and/or sale of shares; and/or

–	the receipt of dividends.

All these transactions were conducted on a commercial basis, on conditions no more favorable than those available to other shareholders.

Some directors of Alumina Limited, who were also employees of the Alumina Limited group, were eligible to participate in the company’s Employee Share Scheme, and were issued with options, priced at market value (refer Note 31(b) for details of the Employee Share Scheme). These transactions were conducted on a commercial basis on conditions no more beneficial than those available to other eligible employees.

	Number of shares
	2002	2001
The aggregate number of shares purchased by directors of the parent entity or their director related entities was:	5,000	10,000
The aggregate number of shares allotted to directors of the parent entity or their director related entities as a result of the exercise of options was:	240,000	—
The aggregate number of options allotted to directors of the parent entity or their director related entities through participation in the WMC Employee Share Scheme was:	150,000	—
The aggregate number of shares disposed of by directors of the parent entity or their director related entities was:
—fully paid shares	—	11,000
—options (shares exercised and sold)	250,000	300,000
The aggregate number of partly paid shares paid up by directors of the parent entity or their director related entities was:	331,000	—
Details of shares and share options held by directors of the parent entity or their director related entities at 31 December are as follows:
—Alumina Limited, fully paid shares	936,455	434,459
—Alumina Limited, ordinary shares partly paid to five cents	—	331,000
—Alumina Limited, options for ordinary shares	1,492,000	1,470,000
—Central Norseman Gold Corporation Limited, fully paid shares	—	2,000

All other transactions relating to shares and options of Alumina Limited, including the payment and receipt of dividends, were on the same basis as similar transactions with other shareholders.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

40.	RELATED PARTY TRANSACTIONS (continued)

(g)	Other transactions of directors and director related entities

A number of the directors of Alumina Limited are also directors of other public companies that may have transactions with the Alumina group. The relevant directors do not believe that they have the capacity to control or significantly influence the financial or operating policies of either those companies or the Alumina group in their dealings with one another. Those companies are therefore not considered to be director-related entities for the disclosure requirements of Accounting Standard AASB 1017: Related Party Disclosures.

(i)	Legal/financial service fees

A number of directors of Alumina Limited controlled entities are associated with legal and financial service firms which have provided services to Alumina Limited group companies during the financial year, on normal commercial terms and conditions. The total of those services amounts to $1,489,670 (2001: $916,259).

(ii)	Other transactions

Entities associated with directors of Alumina Limited controlled entities have purchased fertilizer totaling $14,199 (2001: $14,325) on normal commercial terms and conditions from an Alumina Limited controlled entity.

Mr H.M. Morgan received a deferred directors fee payment of $890,906 under the Alcoa Inc. Directors’ Fee Plan.

			A$ thousand
			Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
41.	REMUNERATION OF DIRECTORS

	(a)	Total income received, or due and receivable from:

		Parent entity
		—Executive directors:	13,314	3,480	2,505
		—Non-executive directors:	1,062	884	882
		Controlled entities
		—Executive directors	5,097	10,895	12,742
		—Non-executive directors	69	259	208

		CONSOLIDATED TOTAL	19,542	15,518	16,337

The aggregate amounts listed in the above table include any retiring allowances given during the financial year.

(b)	Certain directors may also receive options under the Employee Share Scheme, refer to Note 40(f).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

41.	REMUNERATION OF DIRECTORS (continued)

(c)	The number of directors of the parent entity whose income from the parent entity or related bodies corporate falls within the following bands:

	Number of Directors
	2002	2001	2000
$ 0 - $ 9,999	3	—	—
$ 50,000 - $ 59,999	1	—	—
$ 60,000 - $ 69,999	1	—	—
$ 70,000 - $ 79,999	—	2	4
$ 80,000 - $ 89,999	4	2	—
$ 90,000 - $ 99,999	—	—	1
$100,000 - $109,999	—	1	—
$120,000 - $129,999	—	—	1
$130,000 - $139,999	—	1	—
$140,000 - $149,999	1	—	—
$180,000 - $189,999	—	—	1
$200,000 - $209,999	—	2	—
$230,000 - $239,999	1	—	—
$250,000 - $259,999	—	—	1
$270,000 - $279,999	1	—	—
$340,000 - $349,999	1	—	—
$640,000 - $649,999	1	—	—
$920,000 - $929,999	—	—	1
$1,410,000 - $1,419,999	—	1	—
$1,570,000 - $1,579,999	—	—	1
$2,060,000 - $2,069,999	—	1	—
$3,460,000 - $3,469,999	1	—	—
$8,790,000 - $8,799,999	1	—	—

	16	10	10

Executive directors do not receive director’s fees, but are remunerated on the same basis (i.e. salary and benefits) as executive officers, as indicated in Note 42.

42.	REMUNERATION OF EXECUTIVES

		A$ thousands
		2002	2001
(a)	Total income received, or due and receivable, from entities in the group and related bodies corporate by all executive officers (including directors) working within Australia whose income exceeded $100,000	36,198	28,293

	—of which the total income received, or due and receivable, by 3 (2001: 45) currently employed executive officers (including directors) whose income exceeded $100,000 was	5,322	18,216

	—of which the total income received or due and receivable by 47 (2001: 16) former executive officers whose income exceeded $100,000 was	30,876	10,077

		36,198	28,293

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

42.	REMUNERATION OF EXECUTIVES (continued)

(b)	The number of executive officers, (including directors) based in Australia, and outside of Australia, whose income from the group and related bodies corporate falls within the following bands:

	Number of executive officers
	Working within Australia Group					Working outside of Australia Group
	2002 Current	2002 Former	2001 Current	2001 Former	2002 Current	2002 Former	2001 Current	2001 Former
$140,000 - $149,999			1
$180,000 - $189,999		1
$190,000 - $199,999		1
$210,000 - $219,999			2
$220,000 - $229,999		1		1
$230,000 - $239,999		3
$240,000 - $249,999		5	5
$250,000 - $259,999		3	7
$260,000 - $269,999			7			1
$270,000 - $279,999		1	2			1		1
$280,000 - $289,999			2
$290,000 - $299,999		2	2				1
$310,000 - $319,999		1	2	1
$320,000 - $329,999			3
$330,000 - $339,999		1		1		1
$340,000 - $349,999			1			1
$350,000 - $359,999				1		1
$360,000 - $369,999		1	1
$370,000 - $379,999		1	1
$380,000 - $389,999	1		1		1		1
$390,000 - $399,999							1
$400,000 - $409,999		3	2
$410,000 - $419,999		1
$420,000 - $429,999				1
$430,000 - $439,999		5		1
$440,000 - $449,999		1		2
$470,000 - $479,999							1
$480,000 - $489,999		3		1
$490,000 - $499,999						1
$500,000 - $509,999		1		1
$510,000 - $519,999			1
$530,000 - $539,999		1
$560,000 - $569,999			1
$580,000 - $589,999		1
$590,000 - $599,999		1
$630,000 - $639,999				1
$640,000 - $649,999		1
$660,000 - $669,999		1
$670,000 - $679,999		1
$720,000 - $729,999				1
$750,000 - $759,999			1
$770,000 - $779,999	1				1
$780,000 - $789,999				1
$800,000 - $809,999			1
$810,000 - $819,999		1
$880,000 - $889,999				1
$1,050,000 - $1,059,999			1
$1,230,000 - $1,239,999		1
$1,320,000 - $1,329,999							1
$1,350,000 - $1,359,999		1
$1,410,000 - $1,419,999			1				1
$1,430,000 - $1,439,999				1
$1,440,000 - $1,449,999							1
$1,450,000 - $1,459,999		1
$1,610,000 - $1,619,999				1
$1,770,000 - $1,779,999		1
$2,060,000 - $2,069,999			1
$4,150,000 - $4,159,999	1				1
$8,790,000 - $8,799,999		1

	3	47	46	16	3	6	7	1

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

43.	REMUNERATION OF AUDITORS

		A$ thousands
		Year to 31 Dec 2002	Year to 31 Dec 2001
(a)	Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:
	Auditors of parent entity—PricewaterhouseCoopers
	—parent entity	314.6	160.0
	—controlled entities	287.5	744.0

		602.1	904.0
	Other member firms of PricewaterhouseCoopers International	50.0	137.0

		652.1	1,041.0

(b)	Remuneration for audit related services
	Annual report on US Form 20-F	52.0	163.0

(c)	Remuneration for taxation services:
	Australian tax services	232.0	239.0
	Overseas tax services	181.0	211.0

		413.0	450.0

(d)	Remuneration for other services:
	Risk Management services	684.0	120.0
	Independent accountants report and other due diligence services in connection with the demerger	3,315.0	693.0

		3,999.0	813.0

		5,116.1	2,467.0

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

44.	DISCONTINUED OPERATIONS

(a)	Gold business unit

In the first quarter of 2001, the company decided to focus on its core portfolio of large low cost businesses of nickel, alumina, copper/uranium and fertilizer businesses. As a result, the company began a strategic evaluation of its options for the gold business. The plan was finalized on 19 September 2001 when a final decision was made to sell the gold business unit in its entirety, including St Ives and Agnew Gold operations, the 50.48% stake in Central Norseman Gold Corporation Limited and the 56% interest in the Meliadine West Joint Venture (“Meliadine”).

The Group disposed of its gold operations in 2001 except for its 50.48% controlling interest in Central Norseman Gold Corporation Limited (‘CNGC’) and Meliadine. The sale of CNGC was completed in January 2002 (refer to Note 4). The group’s interest in Meliadine was sold to WMC Resources Ltd as part of the demerger (refer to Note 44(b)).

The only remaining assets and liabilities relating to discontinued operations of Gold as at 31 December 2001 were assets of $124.9 million and liabilities of $58.3 million.

The company’s rights to a royalty from the sale of the St Ives and Agnew Gold operations, was sold in June 2002 (refer to Note 4).

(b)	Minerals business

Following approval by the shareholders at the Scheme Meeting held on 29 November 2002, Alumina Limited demerged its interest in the Alcoa World Alumina and Chemicals Venture (“AWAC”) from its other interests on 2 December 2002. As a result of the demerger, Alumina Limited continues to hold its interest in AWAC (and changed its name to Alumina Limited). WMC Resources Ltd, which prior to the demerger was a wholly owned subsidiary of Alumina Limited, holds the nickel, copper/uranium and fertilizer businesses and exploration and development interests previously held within the Alumina Limited Group. Alumina Limited distributed to its shareholders all of its interest in WMC Resources Ltd through a scheme of arrangement and capital reduction and dividend.

Prior to effecting the demerger, through a series of transactions internal to the WMC Limited Group, WMC Resources Ltd acquired Alumina Limited’s shares in the legal entities which held the copper/uranium and fertilizer businesses, WMC Finance Limited, WMC Finance (USA) Limited as well as Alumina Limited’s exploration and development interests (including Meliadine) other than those relating to AWAC. These acquisitions were made at fair value in return for shares in WMC Resources Ltd. To consummate the demerger, Alumina Limited effected a capital reduction and dividend to its shareholders in an amount equivalent to the value of WMC Resources Ltd after the internal transfers were completed. The entitlement of Alumina Limited’s shareholders to the capital reduction and dividend was ultimately satisfied in the demerger through the distribution to Alumina Limited’s shareholders of shares in WMC Resources Ltd on a one-for-one basis.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

44.	DISCONTINUED OPERATIONS (continued)

(b)	Minerals business (continued)

Financial information relating to the discontinuing operations for the period to the date of disposal is set out below.

	Year ended 31 December 2002
				A$m
	Copper/ uranium	Nickel	Fertilizer	Finance	Exploration	Other	Total
Financial performance information for the 11 months ended 30 November 2002

Revenues	682.9	1,206.3	401.9	90.0	0.3	126.8	2,508.2

Expenses	(699.4)	(1,007.2)	(452.0)	(72.8)	(26.4)	(309.9)	(2,567.7)

Profit/(loss) from ordinary activities before income tax	(16.5)	199.1	(50.1)	17.2	(26.1)	(183.1)	(59.5)

Income tax benefit/(expense)	7.9	(58.3)	16.4	8.0	3.7	46.6	24.3

Net profit/(loss)	(8.6)	140.8	(33.7)	25.2	(22.4)	(136.5)	(35.2)

Carrying amount of assets and liabilities as at 30 November 2002

Total assets	2,819.1	1,744.0	1,127.8	1,727.1	236.2	351.2	8,005.4

Total liabilities	454.3	365.5	80.8	3,420.9	5.2	(328.8)	3,997.9

Cash flow information for the 11 months ended 30 November 2002

Net cash flow attributable to:

Operating activities							330.0

Investing activities							(405.1)

Financing activities							(87.4)

Total							(162.5)

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

44.	DISCONTINUED OPERATIONS (continued)

(b)	Minerals business (continued)

	Year ended 31 December 2001
				A$m
	Copper/ uranium	Nickel	Fertilizer	Finance	Exploration	Other	Total
Financial performance information for the 12 months ended 31 December 2001

Revenues	812.8	1,217.4	379.1	485.3	8.7	778.0	3,681.3

Expenses	(764.9)	(1,070.0)	(468.5)	(418.7)	(72.4)	(841.6)	(3,636.1)

Profit/(loss) from ordinary activities before income tax	47.9	147.4	(89.4)	66.6	(63.7)	(63.6)	45.2

Income tax benefit/(expense)	0.8	(52.9)	28.5	(4.5)	9.9	93.3	75.1

Net profit/(loss)	48.7	94.5	(60.9)	62.1	(53.8)	29.7	120.3

Carrying amount of assets and liabilities as at 31 December 2001

Total assets	2,811.1	1,691.1	1,137.3	2,931.8	15.4	(345.7)	8,241.0

Total liabilities	387.6	431.8	78.7	4,610.4	9.1	(504.1)	5,013.5

Cash flow information for the 12 months ended 31 December 2001

Net cash flow attributable to:

Operating activities							581.1

Investing activities							279.1

Financing activities							(779.3)

Total							80.9

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

44.	DISCONTINUED OPERATIONS (continued)

(b)	Minerals business (continued)

	Year ended 31 December 2000
				A$m
	Copper/ uranium	Nickel	Fertilizer	Finance	Exploration	Other	Total
Financial performance information for the 12 months ended 31 December 2000

Revenues	867.1	1,687.8	232.3	429.1	0.2	184.4	3,400.9

Expenses	(701.4)	(1,061.1)	(265.9)	(413.1)	(61.0)	(330.7)	(2,833.2)

Profit/(loss) from ordinary activities before income tax	165.7	626.7	(33.6)	16.0	(60.8)	(146.3)	567.7

Income tax benefit/(expense)	(36.8)	(186.6)	8.0	(6.7)	7.5	44.9	(169.7)

Net profit/(loss)	128.9	440.1	(25.6)	9.3	(53.3)	(101.4)	398.0

Carrying amount of assets and liabilities as at 31 December 2000

Total assets	3,098.0	1,801.0	1,162.0	2,822.2	12.8	(299.3)	8,596.7

Total liabilities	233.3	424.3	89.0	5,330.8	10.6	(627.6)	5,460.4

Cash flow information for the 12 months ended 31 December 2000

Net cash flow attributable to:

Operating activities							900.4

Investing activities							(419.3)
Financing activities							(39.8)

Total							441.3

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

45.	RECONCILIATION TO US GAAP

The accounting policies and accounting standards under which the consolidated financial statements of the Group are prepared are in accordance with Australian GAAP. The major differences between Australian GAAP and US GAAP are summarized and reconciled below.

A.	GAAP differences relating to businesses spun-off as part of WMC Resources Ltd

The following differences between Australian and US GAAP relate to the nickel, copper-uranium and fertilizer businesses, WMC Finance Limited, WMC Finance (USA) Limited as well as WMC Limited’s exploration and development interests other than those relating to Alcoa World Alumina and Chemicals (AWAC). As these entities have now been spun-off from Alumina Limited as part of the demerger, the following US GAAP adjustments have been reflected for the period during which the businesses were owned by Alumina Limited.

(a)	Research and development

Expenditure incurred on research and development may be capitalized and deferred in Australia to the extent that such expenditure is expected to be recoverable. Under US GAAP, all such expenditure is expensed as incurred. In addition, payments for research and development are included in cash flows from operating activities for US GAAP, while for Australian GAAP, they are investing activities.

(b)	Pension funds

The applicable Australian accounting standard relates only to disclosure. The accepted practice is to account for Company contributions on a cash rather than an accruals basis. The Company does not account for excesses or shortfalls of the Superannuation Fund assets over accrued membership benefits. As this is contrary to US GAAP, the Group has adopted the recognition provisions of FAS 87 “Employers Accounting for Pensions”, for US GAAP reconciliation purposes. Note 39 should be referred to for an explanation of the effect on the financial statements, including disclosures in accordance with FAS 132 “Employers Disclosures about Pensions and Other Post retirement Benefits”. WMC Limited did not sponsor post retirement defined-benefits other than pensions. There are no defined benefit superannuation plans relating to Alumina Limited, as these funds were transferred to WMC Resources Ltd. This liability formed part of the net assets of WMC Resources Ltd spun off as part of the demerger. There is no shortfall in superannuation funds for Alumina Limited to recognize a liability for on an ongoing basis.

(c)	Exploration and evaluation expenditure

Expenditure incurred on the exploration and evaluation of minerals properties may be capitalized and deferred in Australia provided that such expenditure meets the criteria disclosed in Note 1(j). Under US GAAP geological and geophysical costs and costs of carrying and retaining undeveloped properties are charged to expense as incurred. Consequently any such costs incurred and capitalized in Australia as exploration and evaluation are expensed as incurred under US GAAP.

In 2001 capitalized exploration and expenditures included $27.1 million for the acquisition of a prospective nickel property resulting from the acquisition of Yakabindie Nickel Pty. Limited. Under both Australian GAAP and US GAAP the cost of purchasing unproven property is capitalized when incurred, and either transferred to proved properties when proven or written off as impaired. Accordingly, this expenditure has not been included as a reconciling item. In 2002, prior to demerger, a $123.8 million first tranche payment for the acquisition of the Corridor Sands titanium dioxide project has been capitalized, and was subsequently sold as part of the demerger. Accordingly, this expenditure has not been included as a reconciling item.

(d)	Start up costs

Under Statement of Position 98-5, “Reporting on the Costs of start-up activities”, the costs of start-up activities including organizational costs, are required to be expensed as incurred. Under Australian GAAP start up costs are capitalized and deferred as part of the mineral extraction or processing facilities being developed or constructed. These deferred costs are then amortized from the start of production over the life of the facilities concerned.

(e)	Real estate profit recognition

In late 2000 WMC Limited contracted to sell Tenements and Tenement assets at Kambalda to a third party. This sale was recognized under Australian GAAP in 2000. However consideration was not due under the contract until 2001, and some minor conditions precedent to closing had not been performed at 31 December 2000. Consequently under US GAAP the sale and profit were not recognized until 2001.

(f)	Option payment capitalized

An option payment for the right to participate in the Corridor Sands bankable feasibility study and earn an interest in any resultant development has been deferred and amortized over the period during which the study is undertaken. Under US GAAP the payment has been expensed when incurred.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

45.	RECONCILIATION TO US GAAP (continued)

(g)	The right to Royalties received from the sale of gold operations not recognized

The right to royalties received in consideration for the gold mines sold during 2001 has been recognized at fair value under Australian GAAP and included in the determination of the gain on disposal. Under US GAAP, since the royalty received had not been realized at 31 December 2001, WMC retained an amount of the carrying value of the mines on the balance sheet at 31 December 2001 in the proportion that the value of the right to the royalties bears to the total value of the consideration received. The increase in net income for US GAAP represents the difference in carrying value when the royalty was sold during the year ended 31 December 2002.

(h)	Fair value accounting for derivatives

Following the demerger, Alumina Limited no longer holds any derivative instruments. The disclosures below relate to the first 11 months of 2002 prior to demerger, and to prior years.

Adoption of FAS 133

The Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by Statement of Financial Accounting Standards No. 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133”, an amendment of FASB Statement No. 133, and Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, an amendment of FASB Statement No. 133 (referred to hereafter as “FAS 133”), on 1 January 2001. In accordance with the transition provisions of FAS 133, the Company recorded the following net-of-tax cumulative effect adjustments in earnings as of 1 January 2001:

A$m
Related to previously designated fair value hedging relationships:
Fair value of hedging instruments	36.0
Offsetting changes in fair value of hedged items	(36.0)

Total adjustment net of tax	—

In addition, the Company recorded the following net-of-tax cumulative-effect adjustments in other comprehensive income as of 1 January 2001.

A$m
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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

45.	RECONCILIATION TO US GAAP (continued)

(h)	Fair value accounting for derivatives (continued)

Fair-Value Hedges

The Company uses interest rate swaps to convert a portion of its non pre payable fixed-rate debt into variable-rate debt. Under the interest rate swap contracts, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts, which is calculated based on an agreed-upon notional amount.

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

For US GAAP, for the year ended December 31, 2002 the company recognized a net gain of $0.2 million up to the date of demerger, representing the change in time value on certain of the company’s forward contracts that had been excluded from the assessment of hedge effectiveness. A further net loss of $6.2 million was recorded for the ineffective portion of certain options designated as cash flow hedges.

The revaluation of foreign currency debt which is not treated as a hedge for accounting purposes under US GAAP resulted in a net gain after tax of $87.5 million.

The total of the adjustments referred to in the preceding two paragraphs on a pre-tax basis was $146.5 million.

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

(i)	Accounting change—Depreciation and Amortization

Effective January 1, 2002 the company changed its methodology for the determination of amortization of mine development assets (including post production waste removal costs) under US GAAP. Prior to January 1, 2002 the company amortized mining development on a composite basis. Total historical capitalized costs and estimated future development costs relating to its developed and undeveloped reserves were depreciated using the units-of-production method based on total developed and undeveloped proven and probable reserves.

After considering the inherent uncertainties and subjectivity relating to the long time frame over which these estimated costs would be incurred, management decided to revise its amortization methodology prospectively. Effective January 1, 2002 depreciation for mine development assets (including post-production waste removal costs) excludes consideration of future development costs. Refer to Note 45(j) for details of the new policy for amortization of mine development and Note 45(k) for amortization of post-production waste removal costs. The cumulative effect recorded on January 1, 2002 of changing to the new accounting policy was A$39.5 million (post-tax).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

45.	RECONCILIATION TO US GAAP (continued)

(j)	Amortization of mine development and deferred post-production waste removal costs

For US GAAP purposes, amortization of the deferred costs of mine development is calculated on a units-of-production basis over the proven and probable reserves which relate to the particular category of development, either “life of mine plan” or “fully developed area”. No future development costs are taken into account in calculating the amortization charge. The life of mine waste-to-metal stripping ratio used for this purpose was: Mt Keith 2002: 691, 2001: 699, 2000: 704, Harmony 2002: 570, 2001: 503, 2000: 461. Stripping expenditure, which for Australian GAAP purposes is shown as an investing cash flow, is considered an operating cash flow for US GAAP.

Life of mine plan development comprises capital expenditures that will be utilized in the extraction of all the proven and probable ore reserves in the current detailed mine plan. These expenditures are predominantly incurred up-front and in advance of any ore extraction or during major expansions. The types of development included in this category are ore haulage shafts, initial decline, ore passes and chutes and underground ore crusher cavities and are intended to be used for the extraction of all ore within the current mine plan. These costs are amortized on a units-of-production basis over the total proven and probable reserves in the current mine plan.

Fully developed area development comprises capital expenditure to provide access to various areas within the mine to allow the extraction of ore to commence. The types of development included within this category are: access and perimeter drives, ventilation drives and rises, and progressive declining subsequent to initial contact with the ore body. These costs are amortized on a units-of-production basis over the proven and probable reserves that can be currently accessed without future capital development costs being incurred.

(k)	Post-production waste removal costs

Under Australian GAAP, expenditure incurred on post-production waste removal (stripping) is accumulated and deferred on the balance sheet as part of Mine properties and mine development. For US GAAP, these deferred production costs are classified in the balance sheet as other non-current assets. Amortization of post-production waste removal costs is included in cost of goods sold in the income statement. The US GAAP movements and closing balances of post-production waste removal costs are as follows:

	2002	2001	2000
	A$m	A$m	A$m
Opening balance	161.5	140.7	127.8
Cumulative effect adjustment	(38.1)	—	—
Costs capitalized	98.3	102.1	72.5
Amortization charge	(73.3)	(81.3)	(59.6)
Disposed of at demerger	(148.4)	—	—

Closing balance	—	161.5	140.7

For US GAAP, the amortization of deferred post-production waste removal costs is determined by applying a life-of-mine waste-to-metal stripping ratio. The stripping ratio is calculated by comparing the recoverable metal included in the proven and probable reserves to be extracted over the life of the mine to the total volume of waste to be extracted over the same period. This ratio is then applied to the production of metal for the period to determine the amortization charge. The full amount of post-production waste removal costs incurred will not be expensed until the end of the mine life. Based on the current mine plans, the deferred stripping asset would be expected to be extinguished during 2018 for Mount Keith and 2004 for the Harmony Mine at Leinster.

The accounting for stripping costs smoothes the cost of waste-rock removal over the life of the mine rather than expensing the actual waste removal cost incurred in each period. As evidenced by the table above, the deferred stripping accounting resulted in a decrease to production costs as compared to actual costs incurred for each period presented.

There is mixed accounting practice in this area and that some mining companies expense waste removal costs as incurred, which policy, if followed, may result in the reporting of greater volatility in period to period results of operations.

Stripping expenditure, which for Australian GAAP purposes is shown as an investing cash flow, is considered an operating cash flow for US GAAP.

As waste removal activities are an integral part of the mining operation, the deferred stripping asset is grouped with the other assets at the mine site or other level which represents the lowest level of separately identifiable cash flows in order to assess recoverable amount.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

45.	RECONCILIATION TO US GAAP (continued)

B.	GAAP differences relating to demerger transactions

Prior to effecting the demerger, through a series of transactions internal to the WMC Limited Group, WMC Resources Ltd acquired WMC Limited’s shares in the legal entities that held its copper-uranium and fertilizer businesses, WMC Finance Limited, WMC Finance (USA) Limited as well as WMC Limited’s exploration and development interests other than those relating to Alcoa World Alumina and Chemicals (AWAC). Under Australian GAAP, these acquisitions were made at the fair value of the net assets acquired, in return for shares in WMC Resources Ltd. Under US GAAP, these acquisitions are accounted for in accordance with “Financial Accounting Standard No 141 “Business Combinations”, as transfers of net assets and exchanges of shares between entities under common control, which requires that all such transactions are recorded at the historic carrying amounts.

Consequently, the carrying value of WMC Resources Ltd immediately prior to demerger differs from US GAAP due to the different basis of accounting as well as the other US GAAP differences identified in 45A above. Under Australian GAAP, the loss on the spin-off of WMC Resources from Alumina Limited was taken directly to equity. Under US GAAP, this is taken through equity as a dividend distribution from WMC Resources Ltd on demerger.

C.	Other GAAP differences relating to the continuing Alumina Limited business

(l)	Dividends

The Company has applied AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets” (issued October 2001) for the first time from 1 January 2002. In accordance with this new standard, provisions are recognized for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the period but not distributed at balance date. Consequently, from 2002 onwards there is no difference in the US GAAP and Australian GAAP treatment of provisions for dividends.

In previous periods, in addition to providing for the amount of any dividends declared, determined or publicly recommended by the directors on or before the end of the period but not distributed at balance date, a provision was also made for dividends to be paid out of retained profits where the dividend was proposed, recommended or declared between the end of the period and the completion of the financial report. Under US GAAP, dividends are recorded in the period in which they are declared.

(m)	Employee share loans and partly paid shares

As a result of the Employee Share Purchase Plan, loans have been made to employees for the purchase of WMC shares. These loans, which have financed equity are required to be eliminated from shareholders’ equity under US GAAP. Partly paid shares are also eliminated. As at 31 December 2002, there were no partly paid shares or loans outstanding as they had all been converted during the year, there is therefore no adjustment for 2002. In prior years, the balance remaining of these loans (December 2001: A$0.1 million; December 2000: A$0.2 million), along with the partly paid shares are eliminated from equity.

(n)	Associates

The major associated companies accounted for using the equity method of accounting are those entities forming Alcoa World Alumina and Chemicals (AWAC) which prepares its financial statements in U.S. dollars in accordance with US GAAP. However, one of those entities is an Australian based company which Alumina accounts for using as a basis its Australian domestic financial statements. The net income and shareholders’ equity concerned have been adjusted to conform to US GAAP.

Effective 1 January 2002, Alumina adopted SFAS No. 142, “Goodwill and Other Intangible Assets” for existing goodwill assets. This resulted in a cumulative adjustment.

(o)	Compensation expense of employee share plans

Under US GAAP, the Share Plan disclosed under Note 31 which until April 1995 offered partly paid shares to Senior Officers is considered to be a compensatory plan. As such, compensation expense is required to be charged to income based on the difference between the issue price of the shares and the market price at the date of measurement. This calculation excludes the value of share options which under APB25 are non compensatory, except prospectively from I July 2000 if the status of the employees concerned or the terms of the award change.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

45.	RECONCILIATION TO US GAAP (continued)

(p)	Asset revaluation reserve

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

(q)	Cash flow

Under US GAAP bank overdrafts are not considered to be part of the net cash equivalents and so changes in bank overdrafts (net) are included in cash flows from financing activities. Other differences in the US GAAP statement of cashflows relate to those items capitalized under A GAAP that would be expensed under US GAAP and would be included in the US GAAP cashflow from operating activities.

(r)	Income tax

Under Australian GAAP, deferred taxes are provided for using the liability method on a similar basis to FAS 109, therefore there has been no adjustment to the method by which income taxes have been calculated. Under US GAAP, the recognition and carry forward of future income tax benefits differs from Australian GAAP in the following areas:

•	Tax assets and liabilities relating to temporary (timing) differences are all classed as non-current under Australian GAAP. Under US GAAP the future income tax benefits and liabilities would be required to be allocated in the balance sheet between current and non-current items. This allocation would not have a significant effect. Refer also to Note 5.

•	Tax assets relating to tax losses are not brought to account under Australian GAAP unless their ultimate realization is virtually certain. Under US GAAP, tax assets relating to tax losses are all brought to account and a valuation allowance raised against the asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(s)	Stock Options

Alumina Limited accounts for the Option Scheme as a non-compensatory plan for purposes of US GAAP in accordance with Accounting Principles Board Opinion No. 25, under which no compensation expense has been recognized for share options because the exercise price equals the market price on the date of the grant.

The SAP scheme is accounted for as a variable plan in accordance with APB 25, under which a compensation charge is recognized for the difference between exercise price and market value at each balance sheet date.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Group had accounted for its employee stock options under the fair value method of SFAS 123. The weighted average fair value of options granted during the year ended December 2002 was A$ 4.33 per option, year ended December 2001 was A$4.00 per option and year ended December 2000 was A$1.65 per option respectively. The fair value for these options was estimated as at the date of the grants using a Black-Scholes Option Valuation model with the weighted average assumptions as set out below. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense on a straight line basis over the options’ vesting period.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

45.	RECONCILIATION TO US GAAP (continued)

	Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
	A$m	A$m	A$m
The Group’s pro forma information is as follows :
Net Income
As reported US GAAP	306.7	326.5	702.4
Pro forma	305.3	279.9	687.5

Basic earnings per share
As reported US GAAP	0.28	0.30	0.62
Pro forma	0.28	0.25	0.61

Earnings per share on a diluted basis
As reported US GAAP	0.27	0.30	0.62
Pro forma	0.27	0.26	0.61

Assumptions :
Risk free interest rates	4.66%	4.95%	5.32%
Dividend yield	0%	4.33%	5.72%
Volatility	29.78%	47.12%	25.23%
Expected life in years	3.16	3.98	3.67

The pro forma effect on income for the calendar year ended 31 December 2000 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense relating to grants made prior to 1 July 1995.

(t)	Goodwill

Included in the Australian GAAP equity accounted carrying amount at which the equity investment in AWAC is recorded, are amounts for goodwill of A$192.7 million (2001: A$210.4 million) which are being amortized over periods out to 2014. Effective 1 January 2002, Alumina adopted SFAS No. 142, “Goodwill and Other Intangible Assets” for existing goodwill assets. This standard eliminates the amortization of goodwill and intangible assets with indefinite useful lives and requires annual testing for impairment. This standard requires the assignment of assets acquired and liabilities assumed, including goodwill, to reporting units for purposes of goodwill impairment testing.

	Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
The Group’s pro forma information is as follows :
Net Income in accordance with US GAAP	306.7	326.5	702.4
Cumulative effect gain write off of negative goodwill	(3.7)	—	—
Goodwill amortization	—	17.7	17.7

Adjusted net income	303.0	344.2	720.1

Basic earnings per share:
Net income	0.28	0.30	0.62
Cumulative effect gain write off of negative goodwill	—	—	—
Goodwill amortization	—	0.02	0.02

Adjusted basic earnings per share	0.28	0.32	0.64

Dilutive Earnings per share:
Net income	0.27	0.30	0.62
Cumulative effect gain write off of negative goodwill	—	—	—
Goodwill amortization	—	0.02	0.02

Adjusted diluted earnings per share	0.27	0.32	0.64

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

45. RECONCILIATION TO US GAAP (continued)

		Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
		A$m	A$m	A$m
	INCOME AND COMPREHENSIVE INCOME STATEMENT—US GAAP RECONCILIATION

	Net income attributable to members of the holding company as reported	174.5	401.7	764.9

	Adjustments required to conform with US GAAP:

A	GAAP differences relating to businesses spun-off as part of WMC Resources Ltd
	—Research and development costs expensed immediately under US GAAP but deferred and subsequently expensed under Australian GAAP (a)	0.1	1.9	2.5
	—Pension funds (b)	0.5	8.2	(14.6)
	— Exploration expenditure capitalized (c)	5.4	(3.7)	(6.7)
	—Start up costs (d)
	—Capitalized cost	—	—	(53.2)
	—Amortization written back	6.5	7.0	3.6
	—Real estate profit recognition (e)
	—sale of Kambalda tenements	—	20.2	(20.2)
	—Option payment capitalized (f)
	—Capitalized cost	—	—	(28.6)
	—Amortization written back	11.4	11.4	2.9
	—Royalty received from the sale of gold operations (g)	13.6	(13.6)	—
	—Fair value of accounting for derivatives (h)	146.5	(164.4)	—
	—Amortization of mine development and post-production waste removal costs (j),(k)	(4.2)	—	—
C	Other reconciling items relating to the continuing Alumina Limited business

	—Equity in US GAAP adjustments of associates (net of tax) (n)	17.0	14.6	28.8

	—Compensation credit/(expense) of employee share plan (o)	(0.1)	(1.2)	1.0

	—Amortization of goodwill written back (t)	17.7	—	—

	Income tax effect of above adjustments (excluding tax of associates)	(46.4)	44.4	22.0

	Total adjustments	168.0	(75.2)	(62.5)

	Net (loss)/income in accordance with US GAAP before cumulative effect of change in accounting principle	342.5	326.5	702.4

	Cumulative effect on adoption of new policy for amortization of mine development and post-production waste removal costs (post-tax)-discontinued operations (i)	(39.5)	—	—
	Cumulative effect gain write off of negative goodwill-continuing operations (n)	3.7	—	—

	Net income in accordance with US GAAP	306.7	326.5	702.4

	This is represented by :
	Net income from continuing operations	244.3	294.8	396.7
	Net income from discontinued operations	98.2	31.7	305.7
	Cumulative effect of change in accounting policies	(35.8)	—	—

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

45.	RECONCILIATION TO US GAAP (continued)

INCOME AND COMPREHENSIVE INCOME STATEMENT—US GAAP RECONCILIATION

	Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
	A$m	A$m	A$m
Comprehensive Income
Net income in accordance with US GAAP as reported	306.7	326.5	702.4
Other comprehensive income as reported	35.4	19.8	33.1
Transitional adjustment on adoption of FAS 133	—	(618.7)	—
FAS 133 adjustment for current year	190.7	(209.6)	—
Equity share of other comprehensive income of associates	69.0	(106.5)	—

Comprehensive income in accordance with US GAAP	601.8	(588.5)	735.5

Accumulated other comprehensive income reconciliation

	Opening balance	2002 movement	Transfer to Retained earnings on demerger	Closing balance
2002
FAS 133	(828.3)	190.7	637.6	—
Equity Accounting	(106.5)	69.0	—	37.5
FX translation	79.1	6.0	(33.3)	51.8
Other	(35.4)	35.4	—	—

	(891.1)	301.1	604.3	89.3

	Opening balance	2001 movement	Closing balance
2001
FAS 133	—	(828.3)	(828.3)
Equity Accounting	—	(106.5)	(106.5)
FX translation	53.1	26.0	79.1
Other	(35.4)	19.8	(35.4)

	17.7	(889.0)	(891.1)

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

45.	RECONCILIATION TO US GAAP (continued)

		As at 31 December
		2002	2001
		A$m	A$m
SHAREHOLDERS’ EQUITY—US GAAP RECONCILIATION

Shareholders’ equity as reported		1,153.5	4,844.4

Adjustments required to conform with US GAAP:

A	GAAP differences relating to businesses spun-off as part of WMC Resources Ltd
	—Research and development costs capitalized (a)	—	(0.5)
	—Pension funds (b)	—	(44.1)
	—Exploration expenditure capitalized (c)	—	(37.4)
	—Start up costs (d)
	—Cumulative adjustment to prior year earnings	—	(116.8)
	—feasibility and evaluation costs capitalized	—	(24.4)
	—Option payment capitalized (f)
	—current year adjustment	—	(14.3)
	—Royalty received from the sale of gold operations (g)	—	(13.6)
	—Fair value of accounting for derivatives (h)	—	(1,347.7)
C	Other reconciling items relating to the continuing Alumina Limited business
	—Dividends declared subsequent to balance date (l)	—	144.1
	—Employee share loans and partly paid shares (m)	—	(0.1)
	—Equity in earnings and reserves of associates (net of tax) (n)	31.2	(58.4)
	—Amortization of goodwill written back (t)	17.7	—
	—Other	—	1.4
Income tax effect of above adjustments (excluding tax of associates)		—	445.9

Alumina Limited shareholders’ equity according to US GAAP		1,202.4	3,778.5

ROLL FORWARD ANALYSIS OF SHAREHOLDERS EQUITY UNDER US GAAP:

Opening Alumina Limited shareholders’ equity according to US GAAP	3,778.5	4,694.2
Net income in accordance with US GAAP	306.7	326.5
Other comprehensive income	295.1	(915.0)
Dividends	(199.7)	(396.4)
Options exercised and then converted	38.5	67.6
Deferred additional paid in share capital	—	1.6
Shares issued to acquire Corridor Sands	123.8	—
WMC Resources demerger	(3,140.5)	—

Closing Alumina Limited shareholders’ equity according to US GAAP	1,202.4	3,778.5

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

45.	RECONCILIATION TO US GAAP (continued)

		As at 31 Dec 2002	As at 31 Dec 2001
		A$m	A$m
TOTAL ASSETS US GAAP RECONCILIATION

Total Assets reported using Australian GAAP		1,695.1	10,012.3

A	Reconciling items relating to businesses disposed of during the year:
	Adjustment for Research and development costs capitalized (a)	—	(0.5)
	Adjustment for Exploration expenditure capitalized (c)	—	(37.4)
	Adjustment for Start up costs (d)	—	(141.2)
	Adjustment for fair value of accounting for derivatives (h)	—	(1,345.9)
	Adjustment for profit recognition on sale of Kambalda tenements (g)	—	—
	Adjustment for Option payment capitalized (f)	—	(14.3)
	Adjustment for Royalty received from sale of gold operations (g)	—	(13.6)
	Adjustment for Amortization of mine development and post-production waste removal costs (j),(k)	—	—

C	Other reconciling items relating to the ongoing Alumina Limited business:
	Adjustment for Employee Share loan (m)	—	(0.1)
	Adjustment for equity in earnings and reserves of associates (n)	31.2	(58.4)
	Adjustment for amortization of goodwill written back (t)	17.7	—

Other minor adjustments		—	1.4

Total Assets according to US GAAP		1,744.0	8,402.3

TOTAL LIABILITIES—US GAAP RECONCILIATION

Total Liabilities reported under Australian GAAP		541.6	5,158.9

A	Reconciling items relating to businesses disposed of during the year:
	Adjustment for Pension funds (b)	—	44.1
	Adjustment for fair value of accounting for derivatives (h)	—	1.8

C	Other reconciling items relating to the ongoing Alumina Limited business:
	Adjustment for dividends declared (l)	—	(144.1)

Income tax effect of US GAAP adjustments		—	(445.9)

Total Liabilities according to US GAAP		541.6	4,614.8

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

45.	RECONCILIATION TO US GAAP (continued)

	Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2000
	A$m	A$m	A$m
STATEMENT OF CASH FLOWS—US GAAP RECONCILIATION (q)
Cash flows from operating activities as reported	602.6	943.0	1,172.5
Payments for exploration expenditure expensed for US GAAP	—	(3.7)	(6.7)
Payments for start-up costs expensed for US GAAP	—	—	(52.4)
Option payment expensed for US GAAP	—	—	(28.6)
Payments for research and development	—	—	(1.0)
Deferred stripping expenditure reclassified from investing	(92.7)	(102.1)	(72.1)

Net cash provided by operating activities—US GAAP	509.9	837.2	1,011.7

Cash flows from investing activities as reported	(478.0)	290.8	(419.3)
Payments for exploration expenditure expensed for US GAAP	—	3.7	6.7
Payments for start-up costs expensed for US GAAP	—	—	52.4
Option payment expensed for US GAAP	—	—	28.6
Reclassification of payments for research and development to operating activities	—	—	1.0
Reclassification of deferred stripping expenditure	92.7	102.1	72.1

Net cash (used in) investing activities—US GAAP	(385.3)	396.6	(258.5)

Cash flows from financing activities as reported	(310.7)	(1,108.1)	(786.6)
Changes in bank overdrafts (net)	(0.2)	(3.7)	3.1

Net cash (used in)/provided by financing activities—US GAAP	(310.9)	(1,111.8)	(783.5)

Net increase/(decrease) in cash and cash equivalents	(186.3)	122.0	(30.3)
Cash and cash equivalents at the beginning of the year	214.4	90.0	107.6
Effects of exchange rate changes on opening foreign currency cash balances and on cash flows during the period	(4.9)	2.4	12.7

Cash and cash equivalents at the end of the financial year	23.2	214.4	90.0

Reconciliation of AWAC entity

GAAP adjustments to Alumina GAAP profit reconciliation

Profit adjustments to US GAAP	24.2	11.1	36.6

Equity in GAAP adjustment @ 39.25%, (n)	9.5	4.4	14.4
Equity in GAAP adjustment @ 40.00%	11.2	10.2	14.4

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

46.	RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

The Financial Accounting Standards Board has issued certain Statements of Financial Accounting Standards which are not effective with respect to the fiscal years presented in the consolidated financial statements.

SFAS No. 143 “Accounting for Asset Retirement Obligations” was issued in 2001. It will be effective for Alumina Limited in 2003. The statement requires an asset retirement obligation and a matching asset to be brought to account (calculated at a discounted present value) at the initial point the liability is incurred, generally when the mine is first commenced. The cost of the obligation is to be amortized over the life of a long-lived asset. Increases in the obligation as a result of the reduction of time are to be treated as interest. Alumina is currently assessing the impact of adopting this standard. The cumulative impact on the statement of financial performance upon adoption of SFAS 143 is expected for Alumina Limited to be an income of approximately US$5.6 million under US GAAP. Management are in the process of determining any implications under Australian GAAP.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement supersedes SFAS No. 121 and the accounting and reporting provisions of APB Opinion No.30. This statement requires one accounting model be used for long-lived assets to be held and used or disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. This statement was adopted by the company on January 1, 2002 and it did not have a material impact on the Company’s financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No.13, and Technical Corrections”. The standard rescinds FASB Statements No. 4 and 64 that deal with issues relating to the extinguishment of debt. The standard also rescinds FASB Statement No. 44 that deals with intangible assets of motor carriers. The standard modifies SFAS No.13, “Accounting for Leases”, so that certain capital lease modifications must be accounted for by lessees as sale-leaseback transactions. Additionally, the standard identifies amendments that should have been made to previously existing pronouncements and formally amends the appropriate pronouncements. SFAS No. 145 is effective for fiscal years beginning after 15 May 2002 with earlier adoption encouraged. Alumina is currently assessing the impact of adopting this standard which it intends on adopting for the 2003 fiscal year.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. The statement requires that costs associated with exit or disposal activities must be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs include lease termination costs and certain employee severance costs associated with a restructuring, discontinued operations or other exit or disposal activity. Alumina is are currently reviewing SFAS No. 146, which is effective for exit or disposal activities initiated after 31 December 2002.

In December 2002, the FASB issued SFAS 148 “Accounting for Stock based compensation”. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for the Company’s year ended December 31, 2002. The Company’s adoption of this pronouncement did not have an impact on financial condition or results of operations. Alumina has adopted the disclosure requirements of this procurement. Additionally, Alumina has not adopted the fair value accounting section of this pronouncement and will continue to account for options in accordance with APB 25 and the SAP’s in accordance with FIN 28 for the difference between quoted market value and option price at each balance sheet date.

In April 2003 the Financial Accounting Standards Board (FASB) issued Statement No. 149 (“SFAS 149”), Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FIN 45 and (4) amends certain other existing pronouncements.

SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

46.	RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS (continued)

The provisions of SFAS 149 that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. SFAS 149 should be applied prospectively.

Alumina does not expect that the adoption of this Statement will have a material impact on its results of operations and financial position.

In May 2003 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150 (“SFAS 150”), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position.

SFAS 150 affects an issuer’s accounting for three types of freestanding financial instruments, namely:

•	Mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

•	Financial Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its equity shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

•	Unconditional obligations that can be settled with equity shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s equity shares.

SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety.

In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable.

SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted.

Alumina is currently evaluating the impact of SFAS 150 on its results of operations and financial position.

In November 2002, the FASB issued FASB Interpretation No. (FIN) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded. The disclosure requirements are effective for fiscal year 2002 and have been included in footnote 37(b),(c). The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company does not expect the adoption of this interpretation to have a material impact on the Company’s financial position or results of operations.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

46.	RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS (continued)

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No.51. (FIN 46) requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. The Company does not expect the adoption of FIN 46 to have a material impact on the Company’s financial position or results of operations.

The Australian Accounting Standards Board (“AASB”) has issued or revised certain Accounting Standards that are not effective for the fiscal periods reported upon in the consolidated financial statements.

AASB 1020, “Income Taxes” was issued in December 1999. The AASB deferred the operative date during the current year and this standard will not be effective for Alumina until 2005. The Company is currently assessing the impact of adopting this standard on its financial report.

AASB 1028 “Employee Benefits” was revised in June 2001. It will be effective for Alumina in 2003. Adoption of this standard is not expected to have a significant impact on the Company’s financial position.

The Financial Reporting Council has announced that Australia will adopt international accounting standards from 1 January 2005. Alumina is currently reviewing the impact of adopting international accounting standards.

47.	EVENTS SUBSEQUENT TO BALANCE DATE

Sale of speciality chemicals business

In January 2003, AWAC announced that it had conducted a portfolio review of its businesses and the market they serve and decided to divest its specialty chemicals business. The assets are expected to be sold at full value which will result in no significant losses for the group. There will be no material impact on future earnings of the group as a result of the sale. The financial effect of this event has not been recognized during the year ended 31 December 2002.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

48.	(Schedule II)

ALUMINA LIMITED

VALUATION AND QUALIFYING ACCOUNTS

(A$m)

Description	Balance at beginning of year	Additions charged to costs and expenses		Transferred to WMC Resources on demerger	Deductions	Balance at end of year
	Year ended 31 December, 2001
Future income tax benefit valuation allowance	262.2	78.5	(a)	—	—	340.7

Provision for doubtful debts	7.4	—		(7.4)	—	—

Provision for obsolescence and loss	13.7	—		(13.7)	—	—

Provision for diminution in value of investment	4.5	—		(4.5)	—	—

	287.8	78.5		(25.6)	—	340.7

	Year ended 31 December, 2001
Future income tax benefit valuation allowance	299.4	(37.2	)(a)	—	—	262.2

Provision for doubtful debts	8.7	—		—	(1.3)	7.4

Provision for obsolescence and loss	12.0	4.0		—	(2.3)	13.7

Provision for diminution in value of investment	4.5	—		—	—	4.5

	324.6	(33.2)		—	(3.6)	287.8

	Year ended 31 December, 2000
Future income tax benefit valuation allowance	268.8	30.6	(a)	—	—	299.4

Provision for doubtful debts	6.9	1.8		—	—	8.7

Provision for obsolescence and loss	8.3	3.8		—	(0.1)	12.0

Provision for diminution in value of investment	2.9	1.6		—	—	4.5

	286.9	37.8		—	(0.1)	324.6

(a)	Charged/(Credited) to income tax expense

Alcoa World Alumina

And Chemicals

Combined Financial Statements

December 31, 2002 and 2001

Report of Independent Accountants

To the Members of the Strategic Council of

Alcoa World Alumina and Chemicals (AWAC):

In our opinion, the accompanying combined balance sheets and the related combined statements of income, comprehensive income, members equity and cash flows present fairly, in all material respects, the financial position of Alcoa World Alumina and Chemicals at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes A and O to the combined financial statements, AWAC changed its method of accounting for long-lived asset impairments and goodwill and other intangible assets in 2002.

January 16, 2003

ALCOA WORLD ALUMINA AND CHEMICALS

Combined Balance Sheets

(in millions)

	December 31
	2002	2001
ASSETS
Current assets:
Cash and cash equivalents (A and J)	$96.4	$98.2
Receivables from customers, less allowances of $3.0 in 2002 and $1.0 in 2001 (F)	316.1	347.8
Inventories (A and C)	316.6	366.6
Prepaid expenses and other current assets	81.6	77.4

Total current assets	810.7	890.0
Investments (F)	136.1	71.8
Properties, plants and equipment (A and D)	2,020.5	1,881.5
Other assets and deferred charges	387.7	311.0

Total assets	$3,355.0	$3,154.3

LIABILITIES
Current liabilities:
Short-term borrowings (weighted average interest rate of 1.85% in 2002 and 4.4% in 2001) (F and J)	$43.6	$116.4
Accounts payable, trade (F)	292.3	269.4
Accrued compensation	61.8	65.6
Taxes, including taxes on income	76.5	127.0
Deferred income taxes (I)	51.2	16.4
Other current liabilities	87.5	167.8
Long-term debt due within one year (E, F and J)	2.0	1.6

Total current liabilities	614.9	764.2
Long-term debt, less amount due within one year (E, F and J)	4.2	3.9
Accrued postretirement benefits (H)	63.3	64.6
Deferred alumina sales revenue (A)	195.4	203.7
Noncurrent liabilities and deferred credits	185.2	184.1
Deferred income taxes (I)	200.5	179.1

Total liabilities	1,263.5	1,399.6

MINORITY INTERESTS	5.7	5.4

Contingencies and commitments (L)	—	—

MEMBERS’ EQUITY (N)
Enterprise Capital	2,085.8	1,749.3

Total liabilities and equity	$3,355.0	$3,154.3

The accompanying notes are an integral part of the combined financial statements.

ALCOA WORLD ALUMINA AND CHEMICALS

Combined Statements of Income, Comprehensive Income and Members’ Equity

(in millions)

	For the year ended December 31
	2002	2001
REVENUES (A)
Sales	$1,940.0	$2,050.8
Sales to related parties (F)	936.7	1,070.7

	2,876.7	3,121.5

COSTS AND EXPENSES
Cost of goods sold	2,084.7	2,091.1
Selling, general administrative and other expenses	71.4	66.7
Provision for depreciation, depletion and amortization	156.5	163.9
Special items (O)	0.4	107.0
Interest expense	2.9	5.9
Other expense	6.4	5.4

	2,322.3	2,440.0

EARNINGS
Income before taxes on income	554.4	681.5
Provision for taxes on income (I)	195.2	272.7

Income from operations	359.2	408.8
Less minority interests’ share	0.3	0.9

Income before cumulative effect of accounting change	358.9	407.9
Cumulative effect of accounting change (A)	4.7	—

NET INCOME	$363.6	$407.9

Other comprehensive income (loss):
Unrealized foreign currency translation adjustments	168.7	(65.7)
Change in minimum pension liability, net of $11.4 tax benefit in 2002 and $3.2 in 2001	(26.6)	(8.0)
Unrecognized gains and losses on derivatives, net of $51.2 tax expense in 2002 and $47.9 tax benefit in 2001:
Cumulative effect of accounting change (A)	—	(70.3)
Net change from periodic revaluations	79.0	(133.6)
Net amount reclassified to income	40.2	73.4

	261.3	(204.2)

COMPREHENSIVE INCOME	$624.9	$203.7

MEMBERS’ EQUITY
Balance at the beginning of the year	$1,749.3	$2,087.4
Net income	363.6	407.9
Capital contributions of partners (F)	103.0	—
Dividends paid to partners	(391.4)	(541.8)
Other comprehensive income (loss)	261.3	(204.2)

Balance at the end of the year (N)	$2,085.8	$1,749.3

The accompanying notes are an integral part of the combined financial statements.

ALCOA WORLD ALUMINA AND CHEMICALS

Combined Statements of Cash Flows

(in millions)

	For the year ended December 31
	2002	2001
CASH FROM OPERATIONS
Net income	$363.6	$407.9
Adjustments to reconcile net income to cash from operations:
Depreciation, depletion and amortization	156.5	163.9
Equity earnings net of dividends	(2.3)	—
Noncash special items	(3.7)	80.0
Change in deferred income taxes	(2.3)	19.1
Minority interests	0.3	0.9
Changes in assets and liabilities, excluding effects of acquisitions and divestitures:
Reduction (increase) in receivables	44.7	46.9
Reduction (increase) in inventories	68.6	(72.0)
(Increase) reduction in prepaid expenses and other current assets	(2.0)	39.4
Increase (reduction) in accounts payable and accrued expenses	7.2	(23.1)
(Reduction) increase in taxes, including taxes on income	(60.9)	(43.8)
Net change in noncurrent assets and liabilities	(53.5)	(44.5)

Cash from operations	516.2	574.7

FINANCING ACTIVITIES
Net changes in short-term borrowing	(73.3)	104.9
Additions to long-term debt	140.1	2,092.0
Payments on long-term debt	(135.7)	(2,136.8)
Partners cash capital contributions (F)	41.0	—
Additions to minority interests	—	0.5
Dividends paid to partners	(391.0)	(541.8)
Dividends paid to minority interests	(0.4)	(0.4)

Cash used for financing activities	(419.3)	(481.6)

INVESTING ACTIVITIES
Capital expenditures	(112.2)	(111.5)
Sale of subsidiaries	11.0	—
Other	(1.2)	—

Cash used for investing activities	(102.4)	(111.5)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	3.7	(1.5)

Net change in cash and cash equivalents	(1.8)	(19.9)
Cash and cash equivalents at beginning of year	98.2	118.1

Cash and cash equivalents at end of year	$96.4	$98.2

The accompanying notes are an integral part of the combined financial statements.

ALCOA WORLD ALUMINA AND CHEMICALS

NOTES TO COMBINED FINANCIAL STATEMENTS

(dollars in millions)

A.	Summary of Significant Accounting Policies

Principles of Combination—The combined financial statements of Alcoa World Alumina and Chemicals (AWAC) have been prepared pursuant to a Formation Agreement dated December 21, 1994 between Alcoa Inc. (Alcoa) and WMC Limited of Melbourne, Australia (WMC).

Effective December 11, 2002, WMC shareholders voted to demerge, which created two entities, WMC Resources Ltd and Alumina Limited. The demerger results in existing WMC Shareholders receiving shares in a new listed entity ‘WMC Resources Ltd’, which holds the non-AWAC business. Alumina Limited’s (formally WMC) only significant asset is the 40% interest in AWAC.

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

Cash and Cash Equivalents—AWAC considers all highly liquid securities with a maturity of three months or less when purchased to be cash equivalents.

Inventory Valuation—Inventories are carried at the lower of cost or market, with cost for a substantial portion of U.S. inventories determined under the last-in, first-out (LIFO) method. The cost of other inventories is principally determined under the average cost method. See note C for additional detail.

Revenue Recognition—AWAC recognizes revenue when title, ownership, and risk of loss pass to the customer.

Deferred Alumina Sales Revenue—AWAC entered into a long-term alumina supply agreement. A prepayment of $240 related to the agreement is being amortized over the life of the contract based on the tonnage shipped.

Properties, Plants and Equipment—Properties, plants and equipment are recorded at cost. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets, averaging 33 years for structures, and between 5 and 25 years for machinery and equipment. Gains or losses from the sale of assets are included in other income. Repairs and maintenance are charged to expense as incurred. Interest related to construction of qualifying assets is capitalized as part of construction costs. Depletion is taken over the periods the estimated mineral reserves are extracted. See note D for additional detail.

Amortization of Intangibles—Intangible assets with finite useful lives are amortized generally on a straight-line basis over the periods benefited, with a weighted average useful life of 10 years. Goodwill and intangible assets with indefinite useful lives are not amortized. Prior to 2002, goodwill and indefinite-lived intangible assets were amortized over periods not exceeding 40 years. The carrying values of goodwill and other intangible assets with indefinite useful lives are tested at least annually for impairment. If it is determined that the carrying value exceeds the fair value, an impairment loss is recognized. See recently issued and adopted accounting standards below

Environmental Expenditures—Expenditures for current operations are expensed or capitalized, as appropriate. Expenditures relating to existing conditions caused by past operations, and which do not contribute to future revenues, are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability may include elements of costs such as site investigations, consultant fees, feasibility studies, outside contractor expenses and monitoring expenses. Estimates are not discounted or reduced by potential claims for recovery. Claims for recovery are recognized when received. The estimates also include costs related to other potentially responsible parties to the extent AWAC has reason to believe such parties will not fully pay their proportional share. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity, and other factors that may be relevant, including changes in technology or regulations. See Note M for additional information.

Foreign Currency—The local currency is the functional currency for AWAC’s operations outside the U.S., except in Brazil, Jamaica and Suriname, which use the U.S. dollar. The determination of the functional currency in these countries is made based on the appropriate economic and management indicators.

Derivatives and Hedging—Effective January 1, 2001, AWAC adopted Statement of Financial Accounting Standards (SFAS) No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended. The fair values of all outstanding derivative instruments are recorded on the balance sheet in other current and noncurrent assets and liabilities at December 31, 2001. The transition adjustment on January 1, 2001 resulted in a net charge of $70.3 (after tax and minority interests), which was recorded in other comprehensive income.

Derivatives are held as part of a formally documented risk management (hedging) program. AWAC’s hedging activities are subject to the management direction and control of the Alcoa Strategic Risk Management Committee (SRMC). SRMC is composed of the Alcoa chief executive officer, the Alcoa chief financial officer and other Alcoa officers and employees that the Alcoa chief executive officer selects. SRMC reports to the Alcoa Board of Directors on the scope of its derivative activities. All derivatives are straightforward and are held for purposes other than trading. They are used primarily to mitigate uncertainty and volatility, and cover underlying exposures. AWAC measures hedge effectiveness by formally assessing, at least quarterly, the historical and probable future high correlation of changes in the fair value or expected future cash flows of the hedged item. The ineffective portions are recorded in other income or expense in the current period. If the hedging relationship ceases to be highly effective or it becomes probable that an expected transaction will no longer occur, gains or losses on the derivative are recorded in other income or expense.

Changes in the fair value of derivatives are recorded in current earnings along with the change in the fair value of the underlying hedged item if the derivative is designated as a fair value hedge or in other comprehensive income if the derivative is designated as a cash flow hedge. If no hedging relationship is designated, the derivative is marked to market through earnings.

Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions. See note J for additional information.

Exploration Costs—Exploration costs are generally deferred and amortized over the period during which the resources are extracted on either a time or production basis. Applicable exploration costs are charged to expense in the year any program is abandoned.

Income Taxes—AWAC consists of a variety of different tax-paying legal entities. Income taxes are accrued and recorded on the financial statements of entities within AWAC except for entities that are limited liability companies (LLC). LLC income is taxable to the members that hold the LLC interest (for U.S. federal and most state income tax purposes). Therefore, current and deferred U.S. and most state tax assets and liabilities of the LLC’s are recorded in the financial statements of the members and, thus, are not reflected in AWAC’s financial statements. See note I for additional detail.

Stock-Based Compensation—AWAC accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations using the intrinsic value method which resulted in no compensation costs for options granted. If compensation cost had been recognized for options granted in 2002 and 2001 under the provisions of SFAS No. 123, the Company’s net income would not have been materially different. See note F for additional detail.

Recently Issued and Adopted Accounting Standards—AWAC adopted SFAS No. 141, “Business Combinations” for all business combinations after June 30, 2001. This standard requires that all business combinations be accounted for using the purchase method and it further clarifies the criteria for recognition of intangible assets separately from goodwill. Since June 30, 2001, there have been no material business combinations.

Effective January 1, 2002, AWAC adopted SFAS No. 142, “Goodwill and Other Intangible Assets” for existing goodwill and other intangible assets. This standard eliminates the amortization of goodwill and intangible assets with indefinite useful lives and requires annual testing for impairment. This standard requires the assignment of assets acquired and liabilities assumed including goodwill to reporting units for purposes of goodwill impairment testing. Upon adoption of SFAS No.142 on January 1, 2002, AWAC recognized a cumulative effect gain of $4.7, net of tax, associated with the write-off of negative goodwill.

Effective January 1, 2002, AWAC adopted the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which establishes accounting and reporting standards for the impairment and disposal of long lived assets and discontinued operations. See note O for additional information.

Effective December 31, 2002, AWAC adopted Financial Accounting Standards Board (FASB) Interpretation No.45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 is an interpretation of FASB Statements Nos. 5, 57 and 107. FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued and it requires the recognition of a liability at fair value by a guarantor at the inception of a guarantee. The disclosure requirements of FIN 45 are effective as of December 31, 2002. See Note L for additional details. The initial recognition and measurement provisions of FIN 45 are effective on a prospective basis for all guarantees issued or modified after December 31, 2002. AWAC has not issued any material guarantees since December 31, 2002.

Effective December 31, 2002, AWAC adopted the disclosure requirements of FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities”. FIN 46 addresses consolidation and disclosure by business enterprises of variable interest entities. AWAC is currently evaluating the impact of this standard.

Effective December 31, 2002, AWAC adopted the disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123.” SFAS No. 148 provides alternative methods of transition for entities that voluntarily change to the fair value method of accounting for stock-based employee compensation, and it also amends the disclosure provisions of SFAS No.123 to require prominent disclosure about the effects of an entity’s accounting policy decisions with respect to stock-based employee compensation.

Effective January 1, 2003, AWAC adopted SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement establishes standards for accounting for obligations associated with the retirement of tangible long-lived assets. Under the provisions of this standard, AWAC will record the estimated fair value of liabilities for existing asset retirement obligations as well as associated asset retirement costs, which will be capitalized as increases to the carrying amounts of related long-lived assets. The amounts recorded are for legal obligations associated with the normal operation of AWAC’s bauxite mining, alumina refining and aluminum smelting facilities and the retirement of those assets. The company’s asset retirement obligations consist of environmental remediation cleanup costs associated with landfills, spent potlining disposal, bauxite residue disposal and mine reclamation. AWAC is currently evaluating the cumulative effect impact of the application of SFAS No. 143 on the Combined Financial Statements.

Effective January 1, 2003, AWAC adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity,” under which a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. The provisions of this statement will be applied to any future exit or disposal activities.

B. Nature of Operations

In December 1994 and January 1995, Alcoa and Alumina Limited entered into a multi-step transaction to restructure and combine the ownership of their respective worldwide bauxite, alumina and alumina-based chemicals businesses and investments into a group of companies known collectively as AWAC. AWAC is owned 60% by Alcoa and 40% by Alumina Limited, except that Alumina Limited’s ownership interest in Alcoa of Australia (AofA) equals 39.25%.

Primarily all bauxite mined by AWAC entities is refined into alumina by AWAC through a chemical process. The alumina is then further processed into alumina-based chemicals or is sold to customers to be smelted into primary aluminum. Approximately 47% and 42% of AWAC’s respective 2002 and 2001 alumina production was sold to Alcoa. AWAC sells alumina-based chemicals to customers in a broad spectrum of industries for use in refractories, ceramics, abrasives, chemical processing and other specialty applications. In addition, AofA, the largest entity within AWAC, operates integrated aluminum facilities in Australia including mining, refining and smelting operations. Approximately 77% and 78% of AofA’s 2002 and 2001 revenues of $1,682 and $1,792 respectively, were derived from alumina, and the balance was derived principally from primary aluminum.

AWAC consists of the following entities within the noted worldwide markets:

1. Two LLC’s, which hold all of Alcoa’s and Alumina Limited’s bauxite, alumina and industrial chemicals operations in Guinea, India, Japan, Singapore and the U.S.; all of Alcoa’s bauxite and alumina operations in Jamaica; the bauxite and alumina operations in St. Croix; and the majority of Alcoa’s bauxite and alumina shipping operations. In June 2002, AWAC sold the St. Croix facility. See Note O for additional detail.

2. AofA, including its aluminum smelting operations.

3. All of Alcoa’s and Alumina Limited’s interest in Alcoa Chemie GmbH, Alcoa Chemie Nederland, and Alumina Espanola S.A. which represent all of Alcoa’s and Alumina Limited’s alumina-based chemicals businesses located in Germany, the Netherlands and Spain. Alcoa Moerdijk, which had been included in AWAC, was sold during 2001. The results of its operations are included in the combined financial statements through the date of the sale. The sale of Alcoa Moerdijk did not have a material impact on the results of operations during 2001.

4. Abalco, S.A. (Abalco), an entity formed in Brazil to hold 35% of Alcoa Aluminio’s (Aluminio) interest in the Alumar alumina refinery (Alumar) and 35% of Aluminio’s interest in Mineracao Rio do Norte S.A. (MRN), a bauxite mine that supplies bauxite to the Alumar refinery. The 35% interest is the estimated capacity necessary to fulfill Aluminio’s export alumina sales.

The following summarizes the concentrations of sales and net assets by major geographic region.

	December 31
	2002	2001
Sales
Australia	$1,567.0	$1,662.1
U.S.	981.0	1,103.9
Other	328.7	355.5

Total sales	2,876.7	3,121.5

Net assets
Australia	$1,275.8	$1,071.6
U.S.	573.6	470.0
Other	242.1	213.1

Total net assets	$2,091.5	$1,754.7

C.	Inventories

	December 31
	2002	2001
Finished goods	$19.5	$16.0
Work-in-process	26.9	33.0
Bauxite and alumina*	123.5	149.1
Purchased raw materials	71.0	104.4
Operating supplies	75.7	64.1

	$316.6	$366.6

*	Consists of 27% and 33% in the raw material state, 30% and 28% in work-in-process and 43% and 39% in finished goods at December 31, 2002 and 2001, respectively.

Approximately 16% and 17% of total inventories at December 31, 2002 and 2001, respectively, were valued on a LIFO basis. If valued on an average cost basis, total inventories would have been $47.5 and $61.0 higher at the end of 2002 and 2001, respectively. During 2002, LIFO inventory quantities were reduced, which resulted in a partial liquidation of the LIFO basis. The impact of this liquidation increased net income by $6.6.

D.	Properties, Plants and Equipment, at Cost

	December 31
	2002	2001
Land and land rights, including mines	93.9	78.7
Structures	1,393.7	1,310.2
Machinery and equipment	3,177.1	2,962.3

	4,664.7	4,351.2
Less, accumulated depreciation and depletion	2,803.8	2,576.7

	1,860.9	1,774.5
Construction work in progress	159.6	107.0

	2,020.5	1,881.5

E.	Long-term Debt

	December 31
	2002	2001
Various, principally mortgages	$6.2	$5.5
	6.2	5.5
Less, amount due within one year	2.0	1.6

Long-term debt	$4.2	$3.9

Long-term debt matures as follows: $2.0 in 2003, $4.0 in 2004, $.1 in 2005 and $.1 in 2006.

In April of 2002, Alcoa refinanced its $2,000.0 revolving-credit agreement that was to expire in April 2002, into a revolving-credit agreement that expires in April 2003. At December 31, 2002 and 2001 AofA’s portion of these agreements totals $250.0. Under this agreement, certain levels of consolidated net worth must be maintained. No amounts were outstanding under this agreement at December 31, 2002 and 2001.

F.	Related Party Transactions

AWAC is controlled by its majority owner, Alcoa. AWAC receives related party sales revenues for alumina and chemical products sold to:

	2002	2001
Alcoa	$732.0	$812.7
Kaal*	122.7	130.2
Other	82.0	127.8

	$936.7	$1,070.7

*	A 50/50 joint venture between Alcoa and Kobe Steel, Ltd. of Japan.

The terms for all transactions and agreements between related parties and AWAC are established by negotiation between the parties.

Certain entities within AWAC have entered into contractual agreements with Alcoa for employee services (principally related to employees of the U.S. operations), an administrative services agreement, a commodity and foreign exchange hedging agreement and an alumina sales agreement. Total costs incurred by AWAC for these agreements were approximately $95.3 in 2002 and $118.1 in 2001. AWAC also has a long-term bauxite purchase agreement with a partially-owned entity. Total purchases under this agreement were approximately $85.8 and $97.8 during 2002 and 2001 respectively.

In 1998, AWAC entered into a loan agreement with Alcoa whereby Alcoa may borrow funds from AWAC in various installments or “draw downs.” Each individual “draw down” has its own maturity not to exceed 60 days, and bears interest at the rate for deposits in US dollars as determined by the British Bankers Association on the day of the borrowing. Because of the short-term nature of this agreement, the outstanding amount of $57.0 as of December 31, 2001 has been included in cash and equivalents on the balance sheet. There is no outstanding balance as of December 31, 2002.

AWAC entered into a similar arrangement with Inespal, a wholly-owned subsidiary of Alcoa, in 1999. Loans made by AWAC under this agreement may be repaid at any time but have a maturity of one year. Because this agreement is less liquid then the agreement between AWAC and Alcoa, the net amount of loans receivable of $8.7 and $5.6 at December 31, 2002 and 2001 respectively, are included in other current assets.

Receivables from Alcoa, included in receivables from customers, totaled $87.4 and $113.2 as of December 31, 2002 and 2001, respectively, while trade accounts payable to Alcoa totaled $42.4 and $46.9 for the respective periods. Short-term borrowings also include $18.5 and $90.1 as of December 31, 2002 and 2001, respectively, that was due to Alcoa. Short-term notes receivable from Alcoa, included in other assets, excluding those relating to the loan agreement discussed above totaled $8.7 and $5.6 as of December 31, 2002 and 2001, respectively. AofA also had a receivable from Kaal of $80.4 and $65.2 as of December 31, 2002 and 2001, respectively.

In 2002 and 2001, AWAC paid $4.3 and $14.6, respectively for stock option exercises under Alcoa’s Long Term Stock Incentive Plan. These amounts were reflected as a dividend paid to partners, net of a tax benefit of $1.5 in 2002 and $5.1 in 2001.

In 2002, Alcoa made a non-cash capital contribution to AWAC consisting of a $41.0 interest in Mineracao Rio do Norte (“MRN”) and a $21.0 interest in Halco Mining. In order to maintain its 40% interest in AWAC, Alumina Limited made total cash contributions in the amount of $41.0.

G.	Lease Expense

Certain equipment, including process control hardware and software, as well as warehousing, office space and non-cancelable lease obligations are under operating lease agreements. Total expense for all leases was $33.9 in 2002 and $35.8 in 2001. Under long-term leases, minimum annual rentals are $20.3 in 2003, $18.9 in 2004, $23.0 in 2005, $21.1 in 2006, $19.7 in 2007 and a total of $79.8 for 2008 and thereafter.

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

The table below reflects the status of AWAC’s pension and postretirement benefit plans.

	December 31
	Pension benefits		Postretirement benefits
	2002	2001	2002	2001
Change in benefit obligation
Benefit obligation at beginning of year	$445.8	$475.3	$33.7	$36.8
Service cost	22.1	27.1	0.2	0.2
Interest cost	26.1	25.7	1.7	1.9
Amendments	4.5	6.9	—	—
Actuarial (gains) losses	23.0	(32.4)	(0.1)	(4.3)
Benefits paid	(47.4)	(27.9)	(1.0)	(0.9)
Exchange rate	23.0	(28.9)	—	—

Benefit obligation at end of year	$497.1	$445.8	$34.5	$33.7

Change in plan assets
Fair value of plan assets at beginning of year	$504.2	$570.6	—	—
Actual (loss) return on plan assets	(19.8)	15.4	—	—
Employer contributions	22.0	13.4	—	—
Plan participants’ contributions	12.2	9.5	—	—
Benefits paid	(46.7)	(27.7)	—	—
Administrative expenses	(1.0)	(.5)	—	—
Transfer to defined contribution plan	—	(49.2)	—	—
Exchange rate	20.4	(27.3)	—	—

Fair value of plan assets at end of year	$491.3	$504.2	—	—

Funded status	$(5.8)	$58.4	$(34.5)	$(33.7)
Unrecognized net actuarial gain	36.2	(33.6)	(32.3)	(37.3)
Unrecognized net prior service cost	16.8	12.6	—	2.8

Net amount recognized	$47.2	$37.4	$(66.8)	$(68.2)

Amount recognized in the balance sheet consists of:
Prepaid benefit	62.3	42.2	—	—
Accrued benefit liability	(65.1)	(20.0)	(66.8)	(68.2)
Accumulated other comprehensive loss	49.5	11.2	—	—
Intangible asset	0.5	4.0	—	—

Net amount recognized	$47.2	$37.4	$(66.8)	$(68.2)

The aggregate benefit obligation and fair value of plan assets for the pension plan with benefit obligations in excess of plan assets were $315.0 and $261.9, respectively, as of December 31, 2002 and $275.9 and $249.0, respectively, as of December 31, 2001. The aggregate pension accumulated benefit obligation and fair value of plan assets with accumulated benefit obligations in excess of plan assets were $306.0 and $261.9, respectively, as of December 31, 2002 and $268.9 and $249.0, respectively, at December 31, 2001.

	December 31
	Pension benefits		Postretirement benefits
	2002	2001	2002	2001
Components of net periodic benefit costs
Service cost	$27.3	$27.1	$0.2	$0.2
Interest cost	26.1	25.7	1.7	1.9
Expected return on plan assets	(43.5)	(43.2)	—	—
Amortization of prior service cost	2.2	1.4	—	0.7
Recognized actuarial gains	(2.1)	(3.2)	(2.8)	(3.3)
Amortization of transition asset	—	(1.8)	—	—
Plan participants’ contributions	(5.2)	(6.0)	—	—

Net periodic benefit costs (income)	$4.8	$0.0	$(0.9)	$(0.5)

	Pension benefits		Postretirement benefits
	2002	2001	2002	2001
Weighted average assumptions
Discount rate, at year end	5.59%	5.75%	6.75%	7.25%
Expected long-term return on plan assets	8.43%	8.50%	—	—
Rate of compensation increase	4.69%	4.67%	5.00%	5.00%

For measurements purposes, an 11.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003. The rate was assumed to decrease gradually to 5.0% in 2008 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	1% Point Increase	1% Point Decrease
Effect on total of service and interest cost components	$0.3	$(0.3)
Effect on post retirement benefit obligations	4.8	(3.8)

AWAC also sponsors a number of defined contribution pension plans. Expenses relating to these plans were $6.3 in 2002 and $4.3 in 2001.

I.	Income Taxes

The combined financial statements of AWAC contain taxes for a variety of different tax-paying legal entities. Income taxes are accrued and recorded on the financial statements for all entities in AWAC except where the organizational structure involves an LLC. LLC income is taxable to the corporate members who hold the LLC interests (for U.S. federal and most state income tax purposes).

The components of income before taxes on income were:

	2002	2001
U.S.	$(66.0)	$(139.3)
Foreign	620.4	820.8

	554.4	681.5

The provision for taxes on income consisted of:

	2002	2001
Current
U. S. federal	$1.7	$(1.3)
Foreign	195.8	254.9

	$197.5	$253.6

Deferred
U.S. federal	0.7	(4.9)
Foreign	(3.0)	24.0

	$(2.3)	$19.1

Total	$195.2	$272.7

Reconciliation of the U.S. federal statutory rate to the effective rate follows.

	2002	2001
U.S. federal statutory rate	35.0%	35.0%
Loss not taxed to AWAC	4.0	8.8
Taxes on foreign income	(3.8)	(4.3)
Other	—	0.5

Effective tax rate	35.2%	40.0%

The components of net deferred tax assets and liabilities at December 31 follow.

	2002		2001
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Depreciation	—	$174.6	—	$154.8
Employee benefits	$48.8	—	$30.0	—
Loss provisions	15.3	—	11.5	—
Deferred income\expense	12.2	48.7	11.4	46.0
Tax loss carry forward	12.1	—	27.8	—
Derivatives and Hedging	—	3.3	47.9	—
Other	17.2	29.5	15.8	26.1

	105.6	256.1	144.4	226.9
Valuation allowance	(0.2)	—	(15.1)	—

	$105.4	$256.1	$129.3	$226.9

Of the total loss carry forward benefits, $1.5 expires over the next 10 years, $10.5 over the next 20 years and $0.1 is unlimited. The valuation allowance principally relates to the tax loss carry forward because utilization of this loss is doubtful at this time. The decrease in the valuation allowance was a result of the write-off of the deferred tax asset and related valuation allowance for certain tax loss carry forwards that were not expected to be utilized in the future.

J.	Derivatives and Other Financial Instruments

The carrying values and fair values of AWAC’s financial instruments at December 31 follow.

	2002		2001
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$96.4	$96.4	$98.2	$98.2
Notes receivable	8.7	8.7	5.6	5.6
Short-term debt	43.6	43.6	116.4	116.4
Long-term debt	6.2	6.2	5.5	5.5

The methods used to estimate the fair value of certain financial instruments follow.

Cash and Cash Equivalents, Notes Receivable, and Short-Term Debt. The carrying amount approximates fair value because of the short maturity of the instruments.

Noncurrent Receivables—The fair value of noncurrent receivables is based on anticipated cash flows and approximates carrying value.

Long-Term Debt—The fair value is based on interest rates that are currently available to Alcoa for issuance of debt with similar terms and remaining maturities.

AWAC holds or purchases derivative financial instruments, principally foreign exchange contracts, for purposes other than trading. Details of the fair values of the significant instruments follow.

	December 31
	2002	2001
Foreign Currency	$(10.1)	$(154.0)
Natural gas and other commodities	18.2	(5.7)

Cash Flow Hedges

Currencies. AWAC is subject to exposure from fluctuations in foreign currencies. Foreign currency exchange contracts are used to hedge the variability in cash flows from the forecasted payment or receipt of currencies other than the functional currency. AWAC’s foreign currency contracts were principally used to purchase Australian dollars. The U.S. dollar notional amount of all foreign currency contracts was $469.7 and $1,075.7 as of December 31, 2002 and 2001, respectively.

Commodities. AWAC may elect to sell forward a portion of its anticipated alumina production. In addition, AWAC anticipates the continued requirement to purchase other commodities such as natural gas, fuel oil and electricity for its operations. AWAC enters into futures and options contracts to reduce volatility in the price of these commodities.

For these cash flow hedge transactions, the fair values of the derivatives are recorded on the balance sheet. The effective portion of the changes in the fair values of these derivatives are recorded in other comprehensive income and are reclassified to sales or cost of goods sold in the period in which earnings are impacted by the hedged items or in the period that the transaction no longer qualifies as a cash flow hedge. There were no material transactions that ceased to qualify as a cash flow hedge in 2002 or 2001. These contracts cover periods commensurate with known or expected exposures, generally within three years. Assuming market rates remain constant with the rates at December 31, 2002, $5.0 of the $11.3 loss included in other comprehensive income is expected to be recognized in earnings over the next twelve months. See Note N for additional details regarding accumulated other comprehensive income.

Other—AWAC also enters into foreign currency contracts that do not qualify as a fair value, cash flow or net investment hedge. These contracts hedge the variability in cash flows from the payment or receipt of currencies other than the functional currency for certain foreign currency denominated assets and liabilities or for certain forecasted transactions that do not qualify as hedged items. These contracts accounted for on a mark-to-market basis and were not material at December 31, 2002 or 2001.

AWAC is exposed to credit loss in the event of nonperformance by counterparties on the above instruments, but does not anticipate nonperformance by any of the parties. Futures and options contracts are with creditworthy counterparties and are further supported by cash, treasury bills or irrevocable letters of credit issued by carefully chosen banks. In addition, various master netting arrangements are in place with counterparties to facilitate settlement of gains and losses on these contracts.

For further information on AWAC’s hedging and derivative activities, see Note A.

K.	Cash Flow Information

Cash payments for interest and taxes follow.

	December 31
	2002	2001
Interest	$1.0	$5.9
Income taxes	235.4	264.4

	$236.4	$270.3

In 2002, Alcoa made a non-cash capital contribution to AWAC consisting of a $41.0 interest in Mineracao Rio do Norte (“MRN”) and a $21.0 interest in Halco Mining.

L.	Contingencies and Commitments

AofA is party to a number of natural gas and electricity contracts that expire between 2003 and 2022. Under these take-or-pay contracts, AofA is obligated to pay for a minimum amount of natural gas or electricity even if these commodities are not delivered. Commitments related to these contracts total $193.7 in 2003, $200.9 in 2004, $213.5 in 2005, $204.6 in 2006, $176.5 in 2007 and $2,391.8 thereafter. Amounts paid under these agreements were $178.3 and $178.6 for the years ended December 31, 2002 and 2001, respectively.

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

Pursuant to the terms of the Formation Agreement, Alcoa and Alumina Limited have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement) as well as for certain other pre-formation liabilities, such as existing environmental conditions, to the extent of their pre-formation ownership of the company or asset with which the liability is associated.

During 2001, AWAC entered into a ten-year agreement with a vendor to provide process control hardware and software at a ten-year cost of approximately $146.0.

M.	Environmental

AWAC continues to participate in environmental assessments and cleanups at a number of locations, including operating facilities. A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated. As assessments and cleanups proceed, the liability is adjusted based on progress in determining the extent of remedial actions and related costs and damages. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements and technological changes. AWAC’s remediation reserve balance at the end of 2002 and 2001 was $3.6 and $3.4 respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated.

N.	Members’ Equity

AWAC’s capital represents the excess of AWAC’s assets over liabilities and minority interest. The components of capital consist of common stock, participants’ equity, additional capital, accumulated other comprehensive loss and retained earnings. For detail by entity, see Appendix I.

The components of accumulated other comprehensive loss included in Members’ Equity were as follows:

	December 31
	2002	2001
Cumulative foreign currency translation adjustment	$(535.8)	$(704.5)
Additional minimum pension liability, net of tax	(34.6)	(8.0)
Unrealized losses on derivatives, net of tax	(11.3)	(130.5)

	$(581.7)	$(843.0)

O.	Special Items

During 2002 AWAC recorded net charges of $.4 in Special Items. The net charge related to asset impairments of $4.4 and employee termination and severance costs of $6.9, off-set by reversals of prior restructuring charges of $10.9. AWAC expects to substantially complete all of these actions by the end of 2003.

A charge of $4.4 was recorded at Arkansas related to the impairment of various assets that have been permanently idle and are held for disposal. The assets are no longer utilized in production and a reserve was established for the difference between the estimated proceeds from disposal and the book value of the assets.

In addition, employee termination and severance costs in the amount of $6.9, were recorded by AofA, related to approximately 110 employees who accepted severance packages as part of a voluntary workforce reduction.

As part of the sale of the St. Croix refinery in June 2002, AWAC was not required to assume any environmental or shutdown costs that were originally estimated in the 2001 restructuring charge. Therefore, the remaining balance of the reserves established in 2001 in conjunction with the shutdown were reversed, since AWAC was relieved of all future obligations associate with this location. Additionally, initial environmental reserves estimates with regards to the shutdown of the Suriname smelter and demolition of the Pt. Comfort Carbon plant were revised based on information currently available. The total reversal associated with these actions was a benefit of $(9.8).

In 2001, Alumina Espanola made estimates of termination costs for 40 of its employees totaling approximately $2.9. During the third quarter of 2002, management reassessed the number of employees for which termination costs will still be incurred. Based on that assessment, management determined that only 15 employees would generate termination costs for the Company. The difference between the original accrual and the 15 employees making up the current accrual is attributable to changes in facts and circumstances in 2002 as a result of finding various alternatives which will yield less cost to the company. As a result, the reserve was reduced by $(1.1), to reflect an assessment based on information currently available.

During 2001, AWAC recorded charges of $107.0 ($64.2 after tax) as a result of a restructuring plan. AWAC completed a strategic review aimed at optimizing and aligning its manufacturing systems with customer needs, while positioning the company for stronger profitability. These charges consisted of asset write-downs ($86.2 pretax), employee termination and severance costs ($20.8 pretax) related to workforce reductions of approximately 400 employees. These actions included the shutdown of four facilities.

Asset write-downs of $86.2 were primarily recorded as a direct result of AWAC’s decision to close certain facilities. The remaining carrying amount of assets was not material at December 31, 2001. The results of operations related to these assets were not material.

Employee termination and severance costs of $20.8 were recorded as management implemented workforce reductions of approximately 400 hourly and salary employees. These workforce reductions primarily consisted of a combination of early retirement incentives and involuntary severance programs. Under the contractual agreements with Alcoa for employee services, cash payments of $20.8 were made to Alcoa representing the cost of employee severance and termination benefits. As of December 31, 2002 this program was substantially completed.

Pretax restructuring charges consisted of:

	Asset Write- Downs	Employee Termination and Severance Costs	Total
2001:
Total Restructuring Charges	$86.2	$20.8	$107.0
Cash Payments	(6.2)	(20.8)	(27.0)
Noncash charges	(66.1)	—	(66.1)

Reserve balance at December 31, 2001	$13.9	$0.0	$13.9

2002:
Total Restructuring Charges	4.4	6.9	11.3
Reversals of 2001 Restructuring Charges	(9.8)	(1.1)	(10.9)
Cash Payments	(2.5)	(4.1)	(6.6)
Noncash charges	(4.4)	—	(4.4)

Reserve balance at December 31, 2002	$1.6	$1.7	$3.3

Of the remaining restructuring reserve balances at December 31, 2002, $1.6 relates to the 2001 restructuring program, consisting of asset write-down costs for remediation and demolition.

2002 FORM 20-F

ALUMINA LIMITED

Chief Executive Officer Certification

I, John Marlay, Chief Executive Officer, certify that:

1.	I have reviewed this Annual Report (“Annual Report”) on Form 20-F of Alumina Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the company’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:

Name:	John Marlay
Title:	Chief Executive Officer

2002 FORM 20-F

ALUMINA LIMITED

Chief Financial Officer Certification

I, Robert D J Davies, Chief Financial Officer, certify that:

1.	I have reviewed this Annual Report (“Annual Report”) on Form 20-F of Alumina Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the company’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:

Name:	Robert D. J. Davies
Title:	Chief Financial Officer