Form 20-F
period 2003-12-31
ALUMINA LTD
filed 2004-06-15
CIK 857071

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

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

Shares outstanding :
Fully Paid Ordinary Shares.	1,159,778,548

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

2003 FORM 20-F

2003 FORM 20-F

THE DEMERGER

On December 11, 2002, Alumina Limited (formerly known as WMC Limited) demerged its interest in the Alcoa World Alumina and Chemicals joint venture (“AWAC”) from its nickel, copper/uranium and fertilizer businesses and exploration and development interests. The demerger was effected through an Australian court-approved scheme of arrangement and associated capital reduction and dividend distribution. As a result of the demerger, Alumina Limited (“Alumina”) holds the interest in AWAC and WMC Resources Ltd, which prior to the demerger was a wholly owned subsidiary of WMC Limited, holds the nickel, copper/uranium and fertilizer businesses and exploration and development interests previously held within the WMC Limited group.

FORWARD LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements, including statements regarding (i) certain plans, strategies and objectives of management, (ii) scheduled closure of certain operations or facilities, (iii) anticipated production or construction commencement dates, (iv) expected costs or production output, (v) the anticipated productive lives of projects and mines and (vi) estimates of expected dividends to be received from AWAC. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Alumina, which may cause actual results to differ materially from those expressed in the statements contained in this Annual Report.

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

2003 FORM 20-F

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

2003 FORM 20-F

“HSRA” means the Australian/US dollar Hedge Settlement Rate quoted on Reuters Screen HSRA.

“Interest Rate Swap” means an agreement to exchange net future cash flows. Interest rate swaps most commonly change the basis on which liabilities are paid on a specified principal. They are also used to transform the interest basis of assets. In its commonest form, the fixed-floating swap, one counterparty pays a fixed rate and the other pays a floating rate based on a reference rate such as LIBOR. There is no exchange of principal – the interest rate payments are made on a notional amount.

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

2003 FORM 20-F

Weights and Measures

1 troy ounce	=	31.103 grams
1 kilogram	=	32.15 troy ounces
1 kilogram	=	2.205 pounds
1 tonne	=	1,000 kilograms
1 tonne	=	2,205 pounds
1 gram per tonne	=	0.0292 troy ounces per (short) ton
1 kilometre	=	0.6214 miles

2003 FORM 20-F

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

2003 FORM 20-F

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

2003 FORM 20-F

KEY INFORMATION

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected financial data appearing below as at December 31, 2003 and 2002 and for the fiscal years ended December 31, 2003, 2002 and 2001 are set forth in Australian dollars (except as otherwise indicated), and are extracted from the audited Consolidated Financial Statements of Alumina Limited (the “Company” or “Alumina “, which, unless the context otherwise requires, includes Alumina Limited and its subsidiaries) which appear elsewhere herein. The Consolidated Financial Statements for the fiscal year 2001 and the first eleven months of fiscal 2002 include the financial position, results of operations and cash flows of the discontinued operations of the incumbent nickel, copper/uranium and fertilizer businesses that were transferred to WMC Resources in the demerger. Also reported are the discontinued gold and talc operations of WMC Limited sold during 2001. These Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Australia (“Australian GAAP”), which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). Note 35 to the Consolidated Financial Statements provides an explanation of these differences as they affect Alumina, and reconciliations from Australian GAAP to United States GAAP of net income, comprehensive income, certain balance sheet items, shareholders’ equity and cash flows. The selected financial data appearing below as at December 31, 2001, 2000 and 1999 and for the fiscal years ended December 31, 2000 and 1999 are derived from Alumina audited consolidated financial data that is not included herein.

Alumina’s net profit under Australian GAAP was A$236.9 million for the year ended December 31, 2003 (A$174.5 million for the year ended December 31, 2002). Under US GAAP, Alumina would have reported net income of A$248.2 million for the year ended December 31, 2003 (2002: A$306.7 million). Comprehensive income under US GAAP for the year ended December 31, 2003 was A$298.6 million (2002: A$601.8 million loss).

Equity accounting is used where the consolidated entity exercises significant influence, but not control, over an investee company (the associate). Under this method, the consolidated entity’s share of the post-acquisition profits or losses of associates is recognized in the consolidated statement of financial performance, and its share of post-acquisition movements in reserves is recognized in consolidated reserves. The cumulative post acquisition movements are adjusted against the cost of the investment. Alumina’s Consolidated Financial Statements are prepared in accordance with Australian GAAP. The financial statements of Alcoa World Alumina and Chemicals (“AWAC”), of which Alumina owns 40% of the assets, are prepared in accordance with US GAAP. The equity share of profit from the non-Australian assets is based on these US GAAP financial statements and adjustments are made for accounting policies not allowed under Australian GAAP (refer to Note 35 to the Consolidated Financial Statements). The equity share of profits of AWAC’s Australian entity, Alcoa of Australia Ltd, is based on its Australian domestic financial statements. The principal differences between Australian GAAP and US GAAP which affected Alumina’s net income and comprehensive income, as well as its shareholders’ equity, either directly or through its share of associates, for 2001, the discontinuing operations for 2002 and 2003 fiscal periods, relate to the treatment of the following items:

1)	demerger accounting;

2)	research and development costs;

3)	pension funds;

4)	exploration expenditure;

5)	start-up costs;

6)	recognition of profit on real estate disposal;

7)	deferral of cost of option payments;

8)	fair value of accounting for derivatives;

9)	amortization of mine development and deferred post-production waste removal costs;

2003 FORM 20-F

KEY INFORMATION

The principal differences between Australian GAAP and US GAAP which affect Alumina’s net income for continuing operations and comprehensive income, as well as its shareholders’ equity, either directly or through its share of associates on a continuing basis, relate to the treatment of the following items.

(1)	inventory valuation;

(2)	employee share loans and partly paid shares;

(3)	compensation expense of employee share plans;

(4)	fair value of accounting for derivatives;

(5)	goodwill amortisation; and

(6)	pension liabilities.

Differences which affect the Consolidated Statement of Cash Flows are, that under US GAAP, bank overdrafts are not considered to be part of net cash equivalents and any changes in bank overdrafts are included in cash flow from financing activities, and expenditure incurred on post-production waste removal costs would be classified as part of cash flow from operating activities rather than investing activities.

2003 FORM 20-F

KEY INFORMATION

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the Notes thereto.

SELECTED FINANCIAL DATA UNDER AUSTRALIAN GAAP

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
	(A$ million except where indicated)
Net Sales Revenue from Continuing Operations	—	—	—	—	—
Net Income from Continuing Operations	236.9	209.7	281.4	366.9	191.7
Net Income (6)	236.9	174.5	401.7	764.9	275.8
Comprehensive Income(6)	265.3	209.9	421.5	798.0	198.4
Net Income from Operations per Ordinary Share (A$/share)	0.21	0.16	0.36	0.68	0.24
Income from Continuing Operations per Ordinary Share (A$/share)(4)	0.21	0.19	0.11	0.61	0.17
Diluted Net Income per Ordinary Share (A$/share)(5)	0.21	0.16	0.36	0.68	0.24
Cash Dividends paid per Ordinary Share (1) (A$/share)	0.23	0.18	0.36	0.31	0.06
(US$/share) (2)	0.14	0.09	0.18	0.18	0.04

	At December 31, 2003	At December 31, 2002	At December 31, 2001	At December 31, 2000	At December 31, 1999
	(A$ million except where indicated)
Total assets	1,799.1	1,695.1	10,012.3	10,371.2	8,906.6
Long-term obligations(3)	0.2	2.4	3,476.6	4,304.2	3,053.1
Net assets	1,323.8	1,153.5	4,844.4	4,676.2	4,729.4

Shareholders’ equity	1,323.8	1,153.5	4,844.4	4,676.2	4,729.4

Capital stock	384.8	220.2	3,190.9	3,123.3	3,519.5

	Millions of shares
Number of shares	1,159.8	1,128.3	1,108.8	1,098.0	1,149.9

(1)	Fully franked. See “Dividends” in Item 8A.

(2)	These conversions were made using exchange rates applicable at the dates of the dividend payments.

(3)	As part of the demerger of December 11, 2002 Alumina Limited retained net debt of A$534.8 million. The debt is a 364 day facility and therefore classified as a short term obligation at December 31, 2003.

(4)	Basic earnings per share was determined on the basis of the weighted average number of outstanding Alumina (formerly WMC Limited) shares for the periods indicated. Refer also to Notes 1(s) and 6 to the Consolidated Financial Statements.

(5)	Diluted earnings per share was determined on the basis of the weighted average number of outstanding Alumina (formerly WMC Limited) shares for the periods indicated including potential shares from the conversion of partly paid shares and options into shares of WMC Limited. Refer also to Notes 1(s) and 6 to the Consolidated Financial Statements.

(6)	Includes income from continuing and discontinuing operations

2003 FORM 20-F

KEY INFORMATION

SELECTED FINANCIAL DATA UNDER US GAAP

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
	(A$ million except where indicated)
Net Sales Revenue from Continuing Operations	—	—	—	—	—
Income from Continuing Operations	237.1	244.3	294.8	396.7	216.6
Net Income(7)	248.2	306.7	326.5	702.4	249.6
Comprehensive Income/(Loss)(7)	298.6	601.8	(588.5)	735.5	172.2
Income from Continuing Operations per	0.21	0.22	0.05	0.56	0.19
Ordinary Share (A$/share)
Net Income from Operations per Ordinary Share(3) (A$/share)(5)	0.22	0.28	0.30	0.62	0.22
Diluted Net Income per Ordinary Share (A$/share)(6)	0.22	0.27	0.30	0.62	0.23
Cash Dividends per Ordinary Share paid (1) (A$/share)	0.23	0.18	0.36	0.31	0.06
(US$/share) (2)	0.14	0.09	0.18	0.18	0.04

	At December 31, 2003	At December 31, 2002	At December 31, 2001	At December 31, 2000	At December 31, 1999
	(A$ million except where indicated)
Total assets	1,881.3	1,744.0	8,402.3	10,175.7	8,810.4
Long-term obligations(4)	0.2	2.4	3,476.6	4,304.2	3,053.1
Net assets	1,406.0	1,202.4	3,778.5	4,694.2	4,734.8

Shareholders’ equity	1,406.0	1,202.4	3,778.5	4,694.2	4,734.8

Capital Stock	384.8	220.2	3,190.9	3,123.3	3,519.5

	Millions of shares
Number of Shares	1,159.8	1,128.3	1,108.8	1,098.0	1,149.9

(1)	Fully franked. See “Dividends” in Item 8A.

(2)	These conversions were made using exchange rates applicable at the dates of dividend payment.

(3)	In 1999, net income per share was A$0.23 before the cumulative effect of an accounting change in policy for start-up costs. In 2002, net profit per share was A$0.31 before the cumulative effect of an accounting change in policy for amortization of mine development and post-production waste removal costs. In 2003, net profit per share was A$0.20 before the cumulative effect of an accounting change in policy for asset retirement obligations and policy for Associate’s employee stock options. .

(4)	As part of the demerger of December 11, 2002 Alumina Limited retained net debt of A$534.8 million. The debt is a 364 day facility and therefore classified as a short term obligation at December 31, 2003.

(5)	Basic earnings per share was determined on the basis of the weighted average number of outstanding Alumina (formerly WMC Limited) shares for the periods indicated. Refer also to Notes 1(s) and 6 to the Consolidated Financial Statements.

(6)	Diluted earnings per share was determined on the basis of the weighted average number of outstanding Alumina (formerly WMC Limited) shares for the periods indicated including potential shares from the conversion of partly paid shares and options into shares of WMC Limited. Refer also to Notes 1(s) and 6 to the Consolidated Financial Statements.

(7)	Includes income from continuing and discontinuing operations.

2003 FORM 20-F

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

Period	At Period End	Average Rate(1)	High	Low
	(all figures in US$ per A$1.00)
December 2003			0.7520	0.7265
January 2004			0.7805	0.7576
February 2004			0.7979	0.7566
March 2004			0.7725	0.7325
April 2004			0.7677	0.7198
May 2004			0.7337	0.6866

Year Ended December 31, 1999	0.6560	0.6300	0.6719	0.6123
Year Ended December 31, 2000	0.5560	0.5757	0.6687	0.5112
Year Ended December 31, 2001	0.5114	0.5178	0.5714	0.4812
Year Ended December 31, 2002	0.5625	0.5447	0.5748	0.5060
Year Ended December 31, 2003	0.7520	0.6524	0.7520	0.5629

(1)	The average of the exchange rates on the last day of each month during the financial period.

On 2 June, 2004, the Noon Buying Rate was A$1.00 = US$0.6970

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

2003 FORM 20-F

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

The development of new alumina refineries and aluminium smelters, and increased production by new or existing alumina and aluminium producers may create overcapacity, which could reduce future prices of alumina, alumina-based chemicals and aluminium, thereby adversely affecting AWAC’s, and hence Alumina Limited’s, profitability.

AWAC’s, and hence Alumina Limited’s, financial performance and ability to service liabilities, pay dividends, undertake capital expenditure and finance further acquisitions would be adversely affected by a sustained material fall in the prices of alumina and aluminium.

Alumina has not sought to separately hedge its exposure to aluminium prices. The Company expects that volatility in prices and demand for AWAC’s products will continue for the foreseeable future. For a statement of current hedging, and movements in the selling price of aluminium over the last five years, see Item 11 “Quantitative and Qualitative Disclosure about Market Risk”.

Fluctuations in the A$/US$ exchange rate can have a significant effect on earnings and profitability.

Alcoa of Australia contributes the majority of AWAC’s earnings. While a significant proportion of Alcoa of Australia’s costs are incurred in A$, sales are denominated in US$. The US$/A$ exchange rate rose during 2003 and continued to rise into 2004 from the historic lows experienced in 2001 and 2002. AWAC’s future profitability, as expressed in A$, and hence that of Alumina Limited may be adversely affected by a strengthening of the A$ against the US$. AWAC’s profitability may also be adversely affected by a strengthening against the US$ of other currencies in which costs are incurred by AWAC’s refineries outside Australia.

In the past, AWAC entered foreign exchange hedging contracts to manage its exposure to the US$/A$ exchange rate with those hedging contracts closing in 2003. At present, AWAC has not entered into any foreign exchange hedging contracts.

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

Changes in AWAC’s costs have a major impact on the Company’s profitability. AWAC’s mining, refining and smelting operations are subject to conditions beyond its or Alumina Limited’s control that can delay deliveries or increase costs for varying lengths of time. These conditions include weather and natural disasters, unexpected maintenance or technical problems, key equipment failures, disruptions to or other problems with infrastructure, variations in geological conditions and increases in the cost of key inputs or the non-availability of key inputs. In addition, industrial disruptions, work stoppages, refurbishments and accidents at operations can result in production losses and delays in the delivery of product, which may adversely affect profitability. A key risk in the cost of

2003 FORM 20-F

KEY INFORMATION

production of alumina is the volatile price of caustic soda. Approximately 1 tonne of caustic soda is used for every 13 tonnes of alumina produced. Accordingly, an increase in caustic soda prices has the potential to affect profitability. A further key risk in the cost of production of alumina and aluminium is the cost of energy. Increases in world oil prices will increase the cost of production of alumina.

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

Alumina is exposed to regulatory and court action, each of which could adversely affect Alumina’s results.

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

The possibility exists that new legislation or regulations may be adopted which may materially adversely affect AWAC’s mining operations or AWAC’s cost structure. New legislation or regulations or more stringent interpretations or enforcement of existing laws and regulations may also require AWAC’s customers to change operations or incur increased costs. These factors and legislation, if enacted, could have a material adverse effect on AWAC’s, and hence Alumina Limited’s, financial condition and results of operations.

Political risks exist in some of the countries in which Alumina operates.

AWAC operates in a number of countries, some of which have a higher political risk than Australia. Political activities in these countries may be destabilising and disruptive to AWAC’s operations. The impact of any such disruption could range from a minor increase in operating costs or taxes to a material adverse impact, such as the closure of an operation.

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

2003 FORM 20-F

KEY INFORMATION

gave a diversified exposure to different commodities. The Company’s performance is now substantially dependent upon the alumina and aluminium markets.

Native title in Australia poses risks to the status of some of AWAC’s properties

‘Native title’ describes the rights and interests of Aboriginal and Torres Strait Islander people in land and waters according to their traditional laws and customs that are recognised under Australian law. There are current claimant applications for native title determinations in the Federal Court of Australia over areas that include Alcoa of Australia’s operations. Court decisions and various pieces of legislation make it evident that there are complex legal and factual issues affecting existing and future Alcoa of Australia interests. At this stage, we cannot make any assessment of the impact of the recent and pending court cases on AWAC’s operations or the current claimant applications for native title over AWAC’s operations. See Item 8A “Legal Proceedings – Native Title in Australia.

Alumina Limited cash flows depend on the availability of dividends from AWAC

Alumina Limited’s cash flows will be generated, at least initially, primarily from distributions made by AWAC, by way of dividend or capital return. The Strategic Council determines the timing and magnitude of AWAC dividends and capital returns, subject to the relevant provisions of the AWAC Agreements. Alumina Limited cannot unilaterally determine AWAC’s dividend policy or the quantum or timing of dividends to be paid by AWAC. AWAC must distribute by way of dividends, in each financial year, at least 30% of the net income of the prior year of the entities comprising AWAC, unless the Strategic Council agrees by a super majority vote to pay a smaller dividend. However, the practice of AWAC, confirmed by the Strategic Council in September 2002, has been to distribute 100% of free cash flow from the AWAC entities. Alumina expects AWAC to continue this practice while it is consistent with the prudent financial management of AWAC.

Alumina is liable for further capital calls under the AWAC arrangements.

AWAC may make an annual capital request of up to US$1 billion following approval by a majority vote of AWAC’s Strategic Council. Alcoa Inc. has a majority of the votes on the AWAC Strategic Council. Alumina Limited is required to fund its share of the request subject to the provisions of the agreement. If Alumina Limited is unable to obtain equity or debt funding to make this contribution, it may ultimately run the risk of its interest in AWAC being diluted. There is a risk that Alumina Limited will be unable to fund a capital request which is not presently contemplated but which may be made in the future and that its interest in AWAC will be diluted accordingly.

Employees

AWAC manages its business with a number of key personnel, the loss of whom could have a material adverse effect on its business. AWAC’s, and hence Alumina Limited’s, future success will depend on AWAC’s continued ability to attract and retain highly skilled and qualified personnel. There can be no assurance that key personnel will continue to be employed by AWAC or that AWAC will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on AWAC’s, and hence Alumina Limited’s, business. These same issues exist with respect to Alumina Limited’s key personnel, the loss of whom could have a material adverse effect on Alumina Limited’s business and its ability to manage its joint venture interests in AWAC.

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Alumina Limited, previously called WMC Limited until its name change in December 2002 as part of the demerger, was incorporated in 1970. In 1979 it became the holding company of the WMC Group which commenced operations in 1933. The Company is listed on the Australian Stock Exchange. At December 31, 2003, Alumina had total consolidated assets of A$1.8 billion. Alumina’s income from continuing operations was A$236.9 million in the year ended December 31, 2003 and A$209.7 million in the year ended December 31, 2002.

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

Demerger

The demerger was effected through an Australian court-approved scheme of arrangement and associated capital reduction and dividend distribution. As a result of the demerger, Alumina Limited has retained its interest in AWAC while WMC Resources Ltd holds the nickel, copper/uranium and fertilizer businesses and exploration and development interests previously held within the WMC Limited group.

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

Following the demerger, WMC Limited’s primary assets comprised the interests in the AWAC joint venture with Alcoa, Inc. AWAC has interests in bauxite mining, alumina refining and two operating aluminium smelters. Coincident with the demerger, WMC Limited changed its name to “Alumina Limited” and has maintained its listings on the ASX and the NYSE.

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Capital and Investment Expenditures

Since January 1, 2003 the continuing operations of Alumina made the following principal capital and investment expenditures:

•	In December 2003, Alumina increased its interest in Alcoa of Australia to 40% through purchasing QBE Limited’s 0.75% interest by issuing 18,372,881 shares in Alumina. The acquisition was accounted for based on Alumina’s closing price on December 12, 2003 of $5.90 (the closing price on the trading day prior to the date when the purchase was agreed)

AWAC’s Global Interests

*	All Alumina Chemical Assets were sold 27 February 2004 except for chemical grade alumina refining at kwinana, San Ciprian and Point Comfort.

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

B.	Business Overview

Alumina’s sole continuing business is alumina refining, alumina based chemicals (the specialty chemicals business was sold in February 2004), aluminium smelting and the marketing of those products through its 40 per cent investment in AWAC. A discussion of AWAC’s business is set forth below.

Following the demerger, WMC continued to operate and maintain its listing on the ASX, but the company was renamed ‘Alumina Limited’ and now has a significantly different profile. Alumina’s primary asset is its 40% interest in Alcoa World Alumina and Chemicals.

Alcoa World Alumina and Chemicals (“AWAC”) was formed on January 1, 1995 by Alumina and Alcoa Inc. (“Alcoa”) combining their respective bauxite, alumina and alumina-based chemicals businesses and investments and some selected smelting operations. AWAC is the world’s largest producer of alumina. As a result of the joint venture transaction, Alumina and Alcoa initially owned 39.25% and 60% respectively of Alcoa of Australia Ltd (“AofA”). However, Alumina increased it share in AofA to 40% in December 2003 by purchasing QBE Limited’s 0.75% interest funded by issuing an additional 18,372,881 shares in Alumina. All other AWAC entities are 40% and 60% owned by Alumina and Alcoa, respectively.

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

The following decisions require a super majority vote:

•	change of scope of AWAC;

•	change in the minimum 30% dividend policy;

•	sale of all or a majority of the assets of AWAC;

•	equity calls on behalf of AWAC totalling, in any one year, in excess of US$1 billion; and

•	loans to Alcoa, Alumina or their affiliates by AWAC.

The Strategic Council meets as frequently as the Chairman (after consultation with the Deputy Chairman) determines, but meetings of the Council must be held at least twice a year. The Deputy Chairman may require additional meetings to be held.

Under the general direction of the Strategic Council, Alcoa is the “industrial leader” and provides the operating management of AWAC and of all affiliated operating entities within AWAC, unless Alcoa requests Alumina to manage a particular operation.

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

Subject to the provisions of the AWAC agreements, AWAC is the exclusive vehicle for the pursuit of Alumina’s and Alcoa’s (and their related corporations as defined) interests in the bauxite, alumina and inorganic industrial chemicals businesses, and neither party can compete with AWAC so long as they maintain an ownership interest in AWAC.

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Smelting is not subject to these exclusivity provisions, although there are certain smelting assets in AWAC, being those in Alcoa of Australia, in which Alumina already had an interest at the time AWAC was formed.

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

Alcoa announced in May 2003 that it reached an agreement in principle with Camargo Correa Group to acquire their 40.9% shareholding in Alcoa’s South American operations, issuing US$410 million of Alcoa stock as consideration. The shareholding in Alcoa’s South American operations involves a number of mining, refining, smelting and fabrication businesses in Brazil and a number of other different businesses. It is Alumina Limited’s view that the principles above relating to Juruti would equally apply to the Brazilian bauxite and alumina assets acquired from the Camargo Correa Group.

In November 2001, Alcoa announced that it had finalized agreements for a strategic alliance with the Aluminium Company of China Limited (Chalco). Under the strategic alliance, it was proposed that Alcoa and Chalco would form a 50/50 joint venture in respect to Chalco’s operations at Pingguo, which includes bauxite, alumina and aluminium facilities. In April 2004, approval was received from the China National Development and Reform Commission (NDRC) to proceed with formation of their proposed joint venture. Alcoa and Chalco expect to receive final regulatory approvals within China by the end of 2004 The Pingguo joint venture includes an 850,000 tonne alumina refinery and bauxite mining operations. Alcoa and Alumina are currently reviewing the mechanisms for AWAC’s participation in this investment.

In September 2003, Alcoa announced the signing of a memorandum of understanding (MOU) with the Kingdom of Bahrain to acquire up to a 26 percent equity stake in Alba, a Bahrain company that owns and operates a 512,000 tonne aluminium smelter and which is currently adding a fifth pot line which, when completed in 2005, will bring its capacity to 819,000 tonnes per year. The MOU is designed to accelerate plans for an additional expansion, a sixth line with an additional 307,000 tonnes capacity. Alba has been a major AWAC customer for more than 30 years and the Alba investment by Alcoa would secure for AWAC sales of 2.2 million tonnes of alumina. Alcoa and Alumina are evaluating whether AWAC should participate in the acquisition of the equity stake.

The current alumina production capacity of AWAC is approximately 13.4 million tonnes per annum, comprised of Australian operations - 7.9 million tonnes; Point Comfort - 2.3 million tonnes; San Ciprian - 1.3 million tonnes; Suriname - 1.0 million tonnes; Jamaica - 0.6 million tonnes and Brazil - 0.3 million tonnes. In the year ended December 31, 2003, AWAC produced approximately 13.1 million tonnes of alumina, compared with approximately 12.3 million tonnes of alumina the previous year, an increase of 6% predominately achieved by returning Point Comfort to full capacity and capacity creep at other refineries. Record alumina production was achieved at Pinjarra, Wagerup, Sao Luis, Suralco and Jamalco refineries.

Aluminium production increased by approximately 1.5% in 2002 to 384,000 tonnes, after record production was achieved from both Point Henry and Portland.

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ALCOA WORLD ALUMINA AND CHEMICALS - SELECTED FINANCIAL DATA(1)

(Total of AWAC Entities - Figures reflect 100% of AWAC) (2)

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
			(A$ million)
Financial Results
Net Sales Revenue	5,089.8	5,281.3	6,088.4	6,294.8	4,876.7
Depreciation and Amortization	261.6	287.3	319.7	303.8	268.8
Profit before Tax	957.5	1,017.8	1,329.2	1,629.3	875.6
Profit after Tax	683.3	667.5	795.6	1,074.9	637.9

	As at December 31, 2003	As at December 31, 2002	As at December 31, 2001	As at December 31, 2000	As at December 31, 1999
			(A$ million)
Balance Sheet Summary
Current Assets	1,142.6	1,441.2	1,739.3	1,694.9	1,444.2
Current Liabilities	1,020.2	1,093.2	1,493.5	1,125.7	791.3
Total Assets	5,349.9	5,964.4	6,164.4	6,099.3	5,393.3
Net Assets	3,379.4	3,718.2	3,429.2	3,764.4	3,206.7

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
Production
Alumina (thousands of tonnes)	13,074	12,312	11,905	13,252	12,615
Aluminium (thousands of tonnes)	384.4	378.2	374.2	344.0	311.5

(1)	Based upon audited financial statements prepared in accordance with US GAAP.

(2)	Alumina Limited holds 40% of AWAC.

AWAC OPERATIONS

i)	Smelter-Grade Alumina and Primary Aluminium

Australia

In Australia, AWAC partners own 100% (2002: 99.25%) of Alcoa of Australia which operates integrated aluminium facilities, including mining, refining and smelting facilities. In calendar year 2003, the Australian operations produced 7.9 million tonnes of alumina (2002 7.8 million tonnes) and 384,000 tonnes of aluminium (2002: 378,000 tonnes).

Alumina produced in Australia by AWAC is shipped either to its smelters at Point Henry and Portland in Victoria, Australia or to overseas customers, principally in South Africa, the Middle East, South East Asia, Russia, China, South America and North America. Bauxite is sourced from its 100% owned Huntly and Willowdale bauxite mines, each located in the Darling Ranges south of Perth, which supply AWAC’s three alumina refineries in Western Australia. Bauxite is transported by rail to the refinery at Kwinana, or by overland conveyor to the Pinjarra and Wagerup refineries. The Kwinana, Pinjarra and Wagerup refineries have capacities of 2.0 million tonnes, 3.5 million

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

tonnes and 2.3 million tonnes, respectively. On February 6, 2004, AWAC announced that environmental approval has been received for a A$440 million efficiency upgrade to the Pinjarra Refinery that would increase production to 4.2 million tonnes. Work on the project, began in early 2004, with the construction phase expected to be completed by the end of 2005. In May 2004, AWAC announced that it will undertake comprehensive public consultation about a third production unit of over 2 million tonnes at its Wagerup refinery. The cost is estimated to be approximately A$1.5 billion (US$1.1 billion). AWAC has not yet determined how this potential project might be funded.

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

Alcoa of Australia transmits the gas for its alumina refinery power needs through Epic Energy, the owner of the Dampier to Bunbury Natural Gas Pipeline. The pipeline was placed into the hands of receivers on 28 April 2004 after Epic Energy failed to meet a deadline on the repayment of $1.85 billion debt. Before the pipeline was put into receivership, EPIC Energy had been attempting to sell the pipeline after a decision of the Western Australian Economic Regulation Authority: Gas Division to impose a limit on the gas transmission tariff that EPIC Energy was able to charge. Alcoa of Australia’s contract is not subject to the tariff rates set by the Regulator.

AWAC also produces primary aluminium in Victoria, Australia. The aluminium assets include an aluminium smelter at Point Henry, near Geelong, and a 55% controlling interest in an aluminium smelter at Portland. AWAC’s interest in the Portland smelter increased from 45% to 55% in 2000 following the acquisition of Eastern Aluminium’s 10% interest in the smelter. The Portland smelter has an annual production capacity of 352,000 tonnes of aluminium and is approximately 240 kilometres west of Geelong. Point Henry has an annual capacity of some 185,000 tonnes.

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

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

United States

Point Comfort Refinery

AWAC owns 100% of an alumina refinery at Point Comfort in Texas. The facility is located approximately 210 kilometres south of Houston on Port Lavaca Bay. Point Comfort’s port facilities are linked with the Gulf of Mexico via a 35 kilometre channel. The Point Comfort refinery, which was completed in 1960 and expanded in 1997, has a nominal capacity of 2.3 million tonnes per annum. In February 2001, AWAC announced the immediate reduction of the operating rate of Point Comfort to between 1.6 to 1.9 million tonnes per year. This rate was further reduced in the second half of 2001, to an operating rate of 0.7 to 0.8 million tonnes per year, in response to weak markets and high costs. During 2002 the production rate returned to a rate of 1.8 million tonnes per annum. In March 2003, AWAC announced that Point Comfort would return to producing at full capacity (2.3 million tonnes per annum).

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

Republic Of Guinea

Halco Mining Bauxite Operation

AWAC has a 43% interest in a bauxite company, Halco (Mining) Inc. (“Halco”) after incorporating Reynolds Metals Company’s 6% interest in Halco into AWAC in December 2002. Halco is an international consortium that owns 51% of Compagnie des Bauxites de Guinée (“Compagnie Guinée”), the manager of a number of bauxite mines at Boké in Guinea, West Africa. The Republic of Guinea owns the remaining 49% of Compagnie Guinee.

The Boké bauxite mines are located north-west of Conakry in Guinea.

The shareholders of Halco initially take bauxite in proportion to their equity positions under take-or-pay contracts. Long-term agreements to purchase bauxite mined by Compagnie Guinee expire after 2011. AWAC also purchases bauxite from other Halco equity holders.

In May 2004, AWAC announced the signing of a memorandum of understanding (MOU) with Alcan to assess the feasibility of developing jointly a 1.5 million metric tonne per year (mtpy) alumina refinery in the Republic of Guinea, West Africa

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Suriname

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

The Moengo mine in north east Suriname is 100% owned by Suralco. Approximately 1.5 million tonnes of bauxite are sourced each year from the Moengo mine. Bauxite is barged approximately 200 kilometres to the refinery at Paranam. Bauxite reserves at the Moengo mine are sufficient, at least until 2006, at current production levels.

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

In January 2003, AWAC and BHP Billiton signed a Memorandum of Understanding (MOU) with the government of Suriname providing for (i) continuation and expansion of mining and refining activities in eastern Suriname and (ii) various exploration and other activities over the next two years relating to the feasibility of bauxite and alumina investments in western Suriname. Under the MOU, AWAC and BHP Billiton have exclusive rights in western Suriname and have committed to spend up to US$8.5 million over 21-25 months to explore this opportunity, shared 55% (AWAC) and 45% (BHP Billiton). The MOU provides that AWAC and BHP Billiton will negotiate an investment agreement with the Suriname government.

AWAC’s share of alumina produced for 2003 was more than 1.1 million tonnes. In August 2003, AWAC announced a 250,000 tonne expansion at the Paranam refinery (AWAC’s share 55%). The expansion will lift annual production by 12% to 2.2 million tonnes. The US$65 million expansion is expected to be completed by the first quarter 2005.

AWAC and BHP Billiton have also signed an agreement extending the terms of their existing joint venture agreement on bauxite mining and alumina refining in eastern Suriname to 2025.

Hydro-electric facilities at Afobaka Lake in Suriname are also operated by Suralco. The plant was constructed pursuant to the Brokopondo Agreement between Suralco and the Suriname Government which was signed in 1958. The facilities supply electricity to the alumina refinery at Paranam and sell electricity to the Suriname Government.

Jamaica

Jamalco Refinery

AWAC owns Alcoa Minerals of Jamaica LLC, a US based company which holds a joint venture interest in Jamaica. The investment comprises a joint venture called Jamalco which is owned 50% by AWAC and 50% by Clarendon Alumina Production Limited (Clarendon), which is a Jamaican Government company. The joint venture is governed by agreements with the Jamaican Government which were finalized in 1988. Jamalco owns and manages bauxite mines, an alumina refinery and port facilities. Each joint venturer is responsible for marketing its share of production

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The bauxite mines that feed the refinery are located 40 kilometres to the north of the refinery in the Mocho Mountains. The bauxite mining rights are owned by Jamalco. The bauxite mined in the Mocho Mountains is transported to the refinery on a railway owned by the joint venture. Jamalco also manages a port at Rocky Point, located south of the alumina refinery. The port is connected to the refinery by rail. The bauxite is sourced from leases in Harmons Valley and the Manchester Plateau. The mining operations on those leases are being undertaken jointly by AWAC and Alpart, a Jamaican bauxite mining joint venture owned by Kaiser Aluminium (65%) and Hydro Aluminium of Norway (35%) with mining activity carried out by a contractor on behalf of the joint venture.

Jamalco’s alumina refinery, completed in 1972, is located 72 kilometres west of Kingston. The refinery’s nominal capacity is 1.25 million tonnes per annum after completion of the 250,000 tonne expansion in November 2003. The completion of the expansion, was part of an agreement to invest US$115 million to expand the refinery and remove the nearly 30-year-old levy on bauxite from Jamalco. The removal of the levy, along with the expansion, is expected to lower costs at Jamalco by approximately 30%.

The refinery produces smelter grade alumina, with AWAC’s share of production for 2003 in line with production for 2002. Energy for the refinery is provided by oil powered turbines. Any surplus power produced is sold into the Jamaican public electricity grid and the refinery can draw power from the grid if necessary. AWAC is currently investigating the opportunity for a further 1.4 million annual tonne expansion of Jamalco

Brazil

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

The refinery has a nominal production capacity of 1.3 million tonnes of smelter grade alumina per annum. Investigation is currently underway to expand the refinery by 2.0 million tonnes per annum. Approximately half of the output is consumed at an adjacent smelter, with the remainder exported to third party customers. The major source of energy for the refinery is low sulphur steaming coal purchased from Colombia and Venezuela.

The consortium has long term bauxite purchase contracts with MRN which has mines located at Trombetas within the State of Para in northern Brazil. Abalco holds a 9.6% interest in MRN after incorporating Reynolds Metals Company’s 5% interest in MRN into AWAC in December 2002. The remaining interest in MRN is jointly owned by affiliates of Alcan, Companhia Brasileira de Aluminio, Companhia Vale do Rio Doce, BHP Billiton Plc and RC Norsk Hydro. MRN’s mines produce approximately 14.0 million tonnes of bauxite each year. Bauxite is transported approximately 1,400 kilometres by ship to the refinery.

A maritime terminal owned by the consortium and equipped with an alumina ship loader and bulk materials ship unloader is situated adjacent to the refinery. These facilities are used to ship both bauxite and steaming coal into the refinery and alumina out.

There was an increase in AWAC’s share of alumina produced for 2003. Production in 2001 was affected by energy rationing caused by drought conditions affecting hydro-electric power generation.

Spain

San Ciprian Refinery

AWAC owns and operates the San Ciprian alumina refinery, which is located on the eastern coast of Spain. AWAC acquired the refinery in February 1998 from Alcoa for US$113 million following Alcoa’s acquisition of the

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

principal alumina and aluminium assets of Spain’s state owned aluminium producer, Industria Espanola del Aluminio (“Inespal”).

The San Ciprian refinery was commissioned in 1980. It has an annual production capacity of 1.3 million tonnes, having completed a 0.2 million tonne expansion at a cost of US$22.2 million in March 2001. Unlike AWAC’s other refineries, San Ciprian employs a high temperature and pressure technology. Bauxite for the refinery is shipped from the Boké mine in Guinea. Steam for the refinery is generated by the plant’s own oil fired boiler, with electrical power coming from the national grid.

Approximately 70% of alumina produced at the San Ciprian refinery is metallurgical grade, which is supplied primarily to Alcoa’s smelters in Spain. The balance of production is non-metallurgical grade alumina that is largely sold as commodity hydrated alumina to chemical manufacturers. A small portion of the non-metallurgical grade alumina is also sold as calcined aluminas. The location of San Ciprian within the European Union allows commodity grade alumina to be sold within Europe without attracting the relatively high tariffs imposed on non-European suppliers.

ii)	Alumina Specialty Chemicals

AWAC announced on 27 February 2004 that it had completed the sale of its specialty chemicals to two private equity firms led by Rhone Capital LLC for approximately US$342 million, which includes the assumption of debt and other unfunded obligations resulting in a profit after tax to Alumina of approximately A$15 milllion. The sale process was previously announced by AWAC in January 2003 as part of its continual review of its operations to ensure they meet performance targets and fit within long term strategy.

The Specialty Chemicals business consists of 11 operating facilities in six countries around the world. In addition to facilities in North America, Europe, Japan, and an equity stake in Australia, Specialty Chemicals operates production and processing centers in China and India. Products are sold into a wide range of end markets including the steel, cement, petrochemical, plastics, automotive, non-ferrous metal production, ceramics, carpet manufacturing and electronics industries. Specialty Chemicals had annual revenues of approximately US$360 million in 2003, and employed approximately 800 people.

iii)	Shipping

Alcoa Steamship Inc.

AWAC owns and operates a shipping operation that provides transportation services to AWAC’s alumina business and to third parties, including Alcoa. Operating both owned and chartered vessels, the shipping business transports dry and liquid bulk cargoes, including bauxite, alumina, caustic soda, fuel oil, petroleum coke and limestone.

AWAC owns seven combination carriers. AWAC operates two large carriers between Australia and the United States carrying alumina to smelters on the west coast of the United States and backfilling with raw materials such as petroleum coke and caustic soda for the Australian operations. AWAC operates three smaller vessels in the Caribbean carrying alumina from Suriname and Jamaica to New Orleans, on the south coast of the United States or Baltimore on the north coast of the United States. These ships are also back filled with raw materials for the Suriname and Jamaican operations. AWAC also charters carriers for the transport of bauxite, alumina and aluminium (for both AWAC and Alcoa) between its various global operations. AWAC also operates two 30,000 tonne vessels which transport alumina from the West Australian refineries to the Victorian smelters

iv)	Markets and Competition

The alumina market is competitive, with many active suppliers and commodity traders, although in recent times there has been significant industry rationalisation due to the mergers of Alcoa/Inespal, Alcoa/Reynolds Metal

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Company. Alcan/Algroup and Alcan/Pechiney. The majority of products are sold in the form of smelter grade alumina with about 10% of total alumina production being used to make alumina based chemicals.

Alumina supply is critical to aluminium smelter operations and, although price is important, reliability of supply, quality and delivery are key factors in contract negotiations. Contracts for smelter grade alumina are usually for a multi-year time period. Pricing mechanisms have changed over time from primarily fixed amounts and terms to where a substantial portion of present day contracts are related wholly or in part to the price of aluminium traded on the LME. Nonetheless, the average price for alumina is less volatile than that for aluminium metal.

Markets

AWAC sells approximately 40% of its alumina production to Alcoa’s primary smelting group, with remaining sales usually under long term contracts which are referenced to the LME aluminium price. A small percentage of production is sold into the spot alumina market.

Approximately 90% of world production of alumina is sold under long-term contracts which typically have alumina prices based on a percentage of the recent aluminium metal prices. The spot market for alumina is limited, with prices tending to be volatile. The spot alumina market has a limited impact on the average realised alumina prices for AWAC.

The price paid for the AWAC production by Alcoa smelters (excluding the Alumax smelters acquired by Alcoa in 1998) is determined by applying the weighted average of:

•	the prices received by AWAC from the sale of alumina to unrelated third parties; and

•	the contract price paid by the Alumax smelters which has been determined as if the Alumax smelters were still unrelated to Alcoa.

Alumina produced in Australia by AWAC is shipped to its primary aluminium smelters at Point Henry and Portland in Victoria, or to overseas customers, principally in South Africa, the Middle East, South East Asia, Russia, China, South America and North America.

Employees

At the end of 2003, AWAC had approximately 8,140 employees in its locations compared with approximately 8,480 in 2002 and 9,200 in 2001. The number of employees by segment was

	2003	2002	2001
Alumina	5,950	6,300	7,000
Aluminium	1,130	1,150	1,100
Chemicals & Other	1,060	1,030	1,100

Regulatory and Environment

The possibility exists that new legislation or regulations may be adopted that may materially adversely affect AWAC’s mining operations or AWAC’s cost structure. New legislation or regulations, or more stringent interpretations or enforcement of existing laws and regulations, may also require AWAC’s customers to change operations or incur increased costs. These factors and legislation, if enacted, could have a material adverse effect on AWAC’s, and hence Alumina Limited’s, financial condition and results of operations.

Governments extensively regulate AWAC’s mining operations. National, state and local authorities in Australia and other countries in which AWAC operates regulate the mining industry with respect to matters such as employee health and safety, permitting and licensing requirements and environmental compliance, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, and the effects that mining has on surface and groundwater quality and availability. Numerous governmental permits and approvals and leases are required for

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AWAC’s mining operations. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration, expansion or production operations. Failure to comply with the laws regulating AWAC’s businesses may result in sanctions, such as fines or orders requiring positive action by AWAC which may involve capital expenditure or the curtailment of operations. This relates particularly to environmental regulations.

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

At present, it is not possible to predict the impact that future government regulation may have on Alumina Limited. It is possible, however, that it may increase AWAC’s capital expenditure and production costs, or may impact on methods of production, depending on the nature of the regulatory requirements introduced. Alumina Limited cannot assess the nature, magnitude or timing of such costs, including whether these costs would have a material impact on the financial performance of AWAC and consequently, Alumina.

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

Alcoa of Australia has also publicly advised that emissions from the liquor burner at Wagerup have been reduced by more than 95% since it was installed in 1996. In response to community concern, Alcoa of Australia proposed and agreed with the Western Australian Government to lower emission levels as a condition of its licence to operate. These lower levels were applicable from the end of June 2002. A capital expenditure programme was substantially completed in June 2002 in connection with achieving these reduced emission levels, and Alcoa of Australia has also embarked on a detailed emission study.

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

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In April 2002, the Healthwise Cancer and Mortality Study Interim Report (the “Interim Healthwise Report”) was released. The Interim Healthwise Report contains the interim findings of a long-term health study of Alcoa of Australia employees jointly conducted by Monash University and The University of Western Australia. Preliminary results of the study found that overall mortality rates were significantly lower amongst Alcoa of Australia employees than the general population, although the incidence of respiratory cancer and melanoma was slightly higher than the general population. However, the Interim Healthwise Report emphasised the preliminary nature of its findings and the small number of employees involved in the study, and noted that the study is ongoing. The independent investigators and the advisory board conducting the Healthwise study have publicly expressed concern that the preliminary results of the study have been misinterpreted by third parties and stated that further research is required before strong conclusions can be reached.

C.	Organisational Structure

The “Alumina Group” consists of the parent company, Alumina Limited and its subsidiaries. Alumina is incorporated and listed in Australia. Alumina’s sole continuing businesses which are operated through AWAC include bauxite mining, alumina refining and aluminium smelting operated through the AWAC joint venture with Alcoa, Inc (“Alcoa”). While not in itself a legal entity, AWAC is the reference term given to an unincorporated joint venture commenced on January 1, 1995 by Alumina and Alcoa Inc (“Alcoa”) in combining their respective bauxite, alumina and alumina-based chemicals businesses and interests. The assets of the joint venture are held 40% by the Alumina Group and 60% by Alcoa, with the Alumina Group’s interests held through Alumina International Holdings Pty Ltd and Alcoa of Australia Ltd as described below.

•	Alumina International Holdings Pty Ltd – Incorporated in Australia this company holds all entities in the Alumina Group’s AWAC joint venture (except for Alcoa of Australia Ltd, see below) through its indirect 40% interest in each of Alcoa World Alumina LLC, Alcoa Caribbean Holdings LLC, Alumina Espanola SA, Abalco SA and Alcoa Chemie Nederland BV (sold in February 2004 as part of the Alumina Specialty Chemical Sale- refer Item 4B(ii)) and Alcoa Chemie GMBH (sold in February 2004 as part of the Alumina Specialty Chemical Sale- refer Item 4B(ii)). It is wholly owned by Alumina.

•	Alcoa of Australia Ltd – Incorporated in Australia, and 40% (2002: 39.25%) owned by Alumina, this company is a significant entity in the Alumina Group’s AWAC joint venture, with integrated bauxite mining, alumina refining and aluminium smelting facilities in Australia.

The AWAC entities’ assets include the following interests:

•	100% (2002: 99.25%) of the bauxite mining, alumina refining, and aluminium smelting operations of Alcoa of Australia;

•	100% of the refinery assets at Point Comfort, Texas, United States (“Point Comfort”);

•	various interests in mining, refining and smelting assets in Suriname ;

•	a 50% interest in mining and refining assets in Jamaica;

•	an 18.9% interest in the São Luis refinery in Brazil and its 9.6% interest in the bauxite mining operations of Mineracao Rio Do Norte, an international mining consortium. AWAC also owns disproportionate expansion rights to the São Luis alumina refinery;

•	100% of the alumina-based chemicals businesses in the United States, the Netherlands, Germany, and major interests in businesses in Japan and India which were divested on 27 February 2004.

•	100% of the refinery and alumina-based chemicals assets at San Ciprian, Spain;

•	A 43% interest in Halco, a bauxite consortium that owns a 51% interest in Compagnie Guinée; and

•	100% of the bauxite and alumina shipping operations (“Alcoa Steamship”).

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In December 2003, Alumina increased its interest in Alcoa of Australia to 40% (and AWAC’s interest to 100%) through purchasing QBE Limited’s 0.75% interest by issuing 18,372,881 shares in Alumina.

D.	Property, plant and equipment

Alumina’s property, plant & equipment consist of various pieces of office furniture and equipment.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion of Company performance uses financial data prepared using Australian GAAP. The differences between US GAAP and Australian GAAP are discussed in Item 3A and outlined in Note 35 to the Consolidated Financial Statements. The critical accounting policies adopted by Alumina are described below.

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

The discussion below of operating results and financial review for the comparative 2003 year has been prepared based on the Company’s continuing operations relating to the AWAC venture, as in conjunction with the demerger, WMC Resources Ltd has generally assumed all the assets and liabilities associated with the businesses that it now holds following the demerger. The asset transfers as part of the demerger will not have an impact on Alumina’s Financial Statements from the end of 2002 or beyond, as the assets transferred to WMC Resources Ltd were transferred at fair market value and the net gain or loss was recognised in Alumina’s results in 2002 as part of the discontinuing operations financial performance.

Also in conjunction with the demerger, the Company’s debt facilities and borrowings were replaced with new short-term debt facilities and borrowings, most of which were assumed by WMC Resources Ltd. Alumina retained, however, A$600 million of indebtedness which by December 31, 2003 had reduced to $467 million. The indebtedness is in the form of bilateral short-term credit facilities with several banks that mature in December, 2004. It is intended that this debt be refinanced during 2004.

Refer further to Section 4A for details in relation to the demerger.

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical Accounting Policies

Alumina

Given the nature of Alumina’s operations, management does not believe there are any critical accounting policies which require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. Alumina’s significant accounting policies are described in Note 1 to its consolidated financial statements.

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

Property, Plant and Equipment – Property, plant and equipment are recorded at cost. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets, averaging 33 years for structures, and between 5 and 25 years for machinery and equipment. Gains or losses from the sale of assets are included in other income. Repairs and maintenance are charged to expense as incurred. Interest related to construction of qualifying assets is capitalized as part of construction costs. Depletion is taken over the periods the estimated mineral reserves are extracted.

Amortization of Intangibles - Intangible assets with finite useful lives are amortized generally on a straight-line basis over the periods benefited, with a weighted average useful life of 10 years. Goodwill and intangible assets with indefinite useful lives are not amortized. Prior to 2002, goodwill and indefinite-lived intangible assets were amortized over periods not exceeding 40 years. The carrying values of goodwill and other intangible assets with indefinite useful lives are tested at least annually for impairment. If it is determined that the carrying value exceeds the fair value, an impairment loss is recognized. While management believes that these estimated asset lives are reasonable, different assumptions regarding projected commodity prices, production costs and foreign currency exchange rates could materially affect the anticipated cash flows to be generated by the economic lives of the long-life assets, thereby affecting the rates of amortization.

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

Recoverable value of long-life assets- Long life mining assets are reviewed for impairment annually and when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an asset is deemed impaired, an impairment loss is measured and recorded based on the fair value of the asset, which generally will be computed using discounted expected future cash flows. While management believes that these

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

estimates of future cash flow are reasonable, different assumptions regarding projected commodity prices, production costs and foreign currency exchange rates could materially affect the anticipated cash flows to be generated by the long lived assets, thereby affecting the evaluation of the carrying values of the long-life assets.

General Factors

Alumina’s financial and operational performance and prospects are influenced by a number of factors which predominantly result from its 40% interest in AWAC and the level of debt carried by Alumina Limited.

Alumina Limited currently carries modest debt which is via US dollar denominated 364 day facilities. The amount of interest charged will impact the profitability of Alumina. The level of interest incurred will accordingly be based on the level of debt carried, interest rates and the impact of A$/US$ exchange rates movements.

Alumina Limited’s 40% share of AWAC’s continuing operations during the three year period to December 31, 2003 was characterized by a focus upon:

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

Commodity prices

AWAC sells products which are commodities and its financial performance is significantly influenced by the prices it obtains for these products and, in particular, the LME price of primary aluminium. The price of a commodity is generally determined by, or linked to, the price for the product in question in the world markets. World commodity prices are subject to changes in supply and demand, and characterized by significant fluctuations. The volatility of commodity prices means that the sales revenues (and absent mitigating factors, profit) generated by sales of AWAC products, can vary considerably from period to period, even where production levels and costs remain constant.

Fluctuations in the A$/US$ Exchange Rate

The world commodity prices for the products AWAC sells are denominated in, or linked to, US$. By contrast, a significant portion of AWAC’s costs are denominated in A$ and Alumina’s accounts are prepared in A$. As a consequence, fluctuations in the rate of exchange between the US$ and A$ may have an effect on the financial results of Alumina. Absent mitigating factors such as foreign currency hedging, an appreciation of the US$ relative to the A$ increases the value of sales revenues in A$ as compared to costs and has a positive impact on profit. A depreciation in the US$ as compared to the A$ decreases the value of sales revenue in A$ as compared to A$ costs and exerts negative pressure on profit. Alcoa of Australia does contribute the majority of AWAC’s earnings. However, for those refineries outside Australia, a portion of their costs are denominated in the local currency and movements in those currencies relative to the US$ will have an effect on the financial results of Alumina.

Production Costs

Changes in AWAC’s costs have a major impact on its profitability. AWAC’s mining, refining and smelting operations are subject to conditions beyond its, or Alumina Limited’s, control that can delay deliveries or increase costs for varying lengths of time.

Certain costs are also affected by government imposts and regulations in countries in which AWAC operates. AWAC’s costs depend upon efficient design and construction of mining, refining and smelting facilities and competent operation of those facilities.

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Changes to Sales Agreements

Long term supply agreements are in place for varying volumes and tenors. As such, AWAC’s revenue from existing sales agreements depends on the outcome of periodic renegotiation of these agreements. The modification or termination of a substantial portion of AWAC’s sales agreements could change its results and financial performance.

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

Political Risk

AWAC operates in a number of countries, some of which have a higher political risk than Australia. Political activities in these countries may be destabilising and disruptive to AWAC’s operations. The impact of any such disruption could range from a minor increase in operating costs or taxes to material adverse impact, such as the closure of an operation.

Development of Projects and Production Performance

AWAC’s ability to sustain or increase its current level of production, and therefore its (and hence Alumina Limited’s) profits in the medium to long-term, is partially dependent on the development of new projects and on the expansion of existing operations.

Alumina Limited’s Cash Flows

Alumina Limited’s cash flows will be generated primarily from distributions made by AWAC, by way of dividend or capital return. The Strategic Council determines the timing and magnitude of AWAC dividends and capital returns, subject to the relevant provisions of the AWAC Agreements. Alumina Limited cannot unilaterally determine AWAC’s dividend policy or the quantum or timing of dividends to be paid by AWAC. AWAC must distribute by way of dividends, in each financial year, at least 30% of the net income of the prior year of each of the entities comprising AWAC, unless the Strategic Council agrees by a super majority vote to pay a smaller divided. However, the practice of AWAC, confirmed by the Strategic Council in September 2002, has been to distribute 100% of free cash flow from the AWAC entities. Alumina expects AWAC to continue this practice while it is consistent with the prudent financial management of AWAC. The distributions made by AWAC to Alumina will be used to fund Alumina’s cash outflows. These outflows includes Alumina corporate costs, borrowings costs and dividend payments.

2003 Performance Compared to 2002

Overview – Alumina Limited

Alumina’s consolidated net profit after tax from continuing operations was A$236.9 million for the year ended December 31, 2003 compared with A$209.7 million for the year ended December 31, 2002. The higher result is discussed as follows:

Share of net profits of associates using the equity method

Share of net profit of associates increased by $27.8 million to $244.1 million. Higher US$            sales revenue from the effects of a stronger aluminium market (average LME aluminium price in 2003 of US65 cents per pound versus 2002 average of US61 cents per pound) coupled with increased sales volumes from increased production (alumina production was up 6.2% from 2002) was partially offset by the impact of stronger A$

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(2003 averaged 0.6531 compared with 0.5437 in 2002), higher energy prices and raw material costs on unit cost of production

Revenue from ordinary activities

Revenue from ordinary activities increased by $3.5 million to $4.8 million. The key points to note are:

•	The one-off receipt of $2.4 million guarantee fee in 2003 from WMC Resources Limited in relation to foreign currency and gold hedging transactions undertaken by WMC Resources Ltd subsidiary WMC Finance Limited with the Union Bank of Switzerland.

•	$1.1 million higher interest in 2003 as a result of Alumina Limited earning interest on cash held between receipt of dividends and payment of dividends.

Expenses from ordinary activities

Expenses from ordinary activities increased by $6.3 million to $12.6 million. The key points to note are:

•	Higher costs from the first full year of operating as a stand alone entity.

•	Inclusion of $2.6 million in 2003 in relation to WMC Resources employee stock appreciation plan.

Borrowing Costs

Borrowing costs increased by $8.1 million to $8.7 million due to interest costs on US$303.0 million borrowings drawdown in December 2002 and the subsequent further drawdown of US$48.0 million in April 2003.

Income tax credit on ordinary activities

Income tax credit increased by $9.0 million to $9.3 million. The key points to note are:

•	tax payments of $3.6 million expensed in 2002 are expected to be recovered following a change in tax legislation and were credited against tax in 2003.

•	an overpayment of $0.3 million of tax for the 2002 year was refunded in 2003.

•	deferred tax assets associated with taxable losses of $4.1 million previously not brought to account were accrued in 2003 in anticipation that these losses would offset tax otherwise payable as a result of the sale of the Specialty Chemical business.

Alumina’s net cash inflow from operating activities from continuing operations for 2003 was A$268.5 million, compared to A$272.6 million in 2002. An increase in dividends received from associates was partly offset by higher payments to suppliers and employees and increases in net borrowing costs and income taxes paid.

Alumina’s cash outflow relating to investing activities from continuing operations was A$0.3 million, compared to A$72.9 million in 2002. No significant cash flows from investing activities occurred during the year. 2002 included payment for the purchase of 6% interest in Halco (A$24.2 million) and for 5% interest in MRN (A$48.7 million).

Alumina’s net cash outflow from financing activities for continuing operations decreased to A$124.2 million, compared to A$223.3 million in 2002. Key changes were:

•	dividends paid to the Company’s shareholders increased to A$259.6 million from A$199.7 million in 2002; and

•	proceeds from the issue of shares increased to A$56.2 million from A$38.5 million in 2002. The shrares were issued on connection with the WMC employee option plan discussed below in Section 6.E.

•	debt drawdown of A$79.2 million (USD48.0 million) compared to net drawdown in 2002 of A$62.1 million

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Alumina’s net assets increased by $170.3M to $1,323.8M. The key points to note are:

•	Cash increased by $142.1 million to $165.3 million, for the reasons noted above in the discussion on Alumina’s cashflow from operating, investing and financing activities.

•	Investment in associates decreased by $43.7 million to $1,625.0 million. The reduction in investment is due to the negative impact of $112.0 million from the revaluation of the US dollar denominated investments in AWAC and the impact of dividends received exceeding Alumina’s equity share of profits by $40.1 million offset by the purchase of an additional interest in Alcoa of Australia ($108.4 million). The 0.75% interest in Alcoa of Australia was acquired by issuing 18,372,881 new shares in Alumina. The acquisition was accounted for based on Alumina’s closing price on 12 December of $5.90 (the closing price on the trading day prior to the date when the purchase was agreed).

•	Interest Bearing Liabilities reduced by $67.8 million to $467.0 million. Alumina Limited borrows in US dollars and increased its debt in April 2003 by drawing down a further US$48million ($79.2 million) of debt. This increase was offset by the impact of the exchange rate movement which reduced debt in Australian dollar terms by $147.0 million.

Alumina’s equity increased by $170.3M to $1,323.8M. The key points to note are:

•	Issuing of 18,372,881 new shares in Alumina to purchase an additional 0.75% interest in Alcoa of Australia. The acquisition was accounted for based on Alumina’s closing price on 12 December 2003 of $5.90 (the closing price on the trading day prior to the date when the purchase was agreed).

•	Exercising of 13,071,920 options (increase in equity by $56.2 million).

•	$236.9 million of net profits for 2003

•	$28.4 million net exchange difference recognised in equity.

•	Offset by payment of 23.0 cents per share of dividends ($259.6 million).

Overview - AWAC

2003 Performance Compared to 2002 Performance

US GAAP (US$ million)

	2002 Full Year	2003 Full Year
Total Sales
Third-party sales	1,940.0	2,424.8
Related party sales	936.7	895.8

Total Sales	2,876.7	3,320.6

Net Income (after tax)	363.6	445.8

AWAC’s 2003 sales revenue of US$3,320.6 million (including sales to parties related to AWAC of US$895.8 million) was 15.4% higher than 2002 sales revenue of US$2,876.7 million (including sales to related parties of US$936.7 million). The principal reasons for the increase in sales revenue in 2003 was due to a stronger aluminium market (average LME aluminium price in 2003 of US65 cents per pound versus 2002 average of US61 cents per pound) coupled with increased sales volumes from increased production (alumina production up 6.2% from 2002). Alumina production increased to 13.1 million tonnes (2002: 12.3 million tonnes) due to returning Point Comfort to full capacity in June and capacity creep at other refineries. Record alumina production was achieved at Pinjarra, Wagerup,

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

São Luis and Jamalco. Aluminium production increased by 1.7% from 374,000 tonnes in 2002 to 384,000 tonnes in 2003 with record production at both Point Henry and Portland. The following table shows AWAC’s production information for the 2002 and 2003 years.

AWAC Historical Production (100%) and LME Aluminium Price

AWAC Production Performance	2002 Full Year	2003 Full Year
Alumina Production (million tonnes)	12.3	13.1
Aluminium Production (‘000 tonnes)	378	384
LME Aluminium Price (US$/lb)	0.61	0.65

AWAC’s net income of US$445.8 million in 2003 represented an increase of 22.6% compared to 2002. The improvement in 2003 was due largely to the price factors discussed above and increased alumina sales volumes. The total costs of sales for 2003 was 16% higher than 2002. This was due to the increased production, increase in the A$/US$ exchange rate, higher raw material, gas and oil prices, and costs incurred to start up additional capacity at Point Comfort.

Aluminium prices rose on the London Metal Exchange (LME) to a 31-month high of US$0.725/lb in December 2003 and averaged $0.65/lb for the year, an increase of 7% over 2002. The higher aluminium prices reflect an increased demand and a lower US dollar and confidence in global economic growth. LME inventories increased to 1.4 million tonnes at year end. The aluminium price improved in the second half of 2003, averaging US$66.8/lb. The price of alumina for long-term contracts also rose during 2003 due to higher aluminium prices and a tightening in the world-wide balance between supply and demand. Spot alumina prices rose significantly due to increasing demand, particularly in China, with spot prices at the end of 2003 more than double those of 2002.

Global demand for aluminium (and therefore alumina) continues to be strong. During 2003, the two largest markets for aluminium – China and the US – both increased aluminium consumption. China’s economy recorded strong activity in the key areas of building, manufacturing and automotive manufacturing. The outlook for commodity markets is improving for those metal-consuming sectors which are key markets for aluminium.

External forecasters suggest the world-wide supply demand balance for aluminium will move to a slight deficit in 2004. Consistent with the improving outlook for metal consumption, external forecasters generally expect the alumina supply and demand balance to remain tight, at least through to 2006. Aluminium prices in 2004 continued to be strong. The alumina market has continued to remain tight in 2004, with spot prices currently in excess of long-term contract prices. Most producers, including AWAC, sell the bulk of production under long-term contracts. In response to the growth in market demand, AWAC will increase its alumina production in 2004. Increased production will come from the recently completed expansion at the Jamalco refinery, production at full capacity at Pt Comfort and efficiency gains. However, AWAC will have reduced tonnage available for sale into the spot market this year due to the expiry of an alumina purchase contract which related to the Reynolds acquisition and divestiture by Alcoa in the year 2000.

AWAC’s profit will continue to be most sensitive to changes in the aluminium price and the A$/US$ exchange rate.

AWAC’s net cash inflow from operating activities increased to US$586.0 million, compared to US$516.4 million in 2002. The 13.5% increase in 2003 was primarily due to higher aluminium and alumina realised prices coupled with increased alumina sale volumes:

Net cash outflow from financing operations increased to US$429.8 million, compared to US$419.5 million in 2002. Key changes were:

•	Increase in the amount of dividends paid to partners of US$90.5 million to US$481.5 million resulting from increased profits in 2003.

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

•	Contribution by partners of capital contribution of US$41.0 million in 2002 from the incorporation into AWAC of a further 5% interest in MRN and a further 6 per cent interest in Halco. The US$41.0 million is the cash contributed by Alumina Limited for its share of these assets whilst Alcoa contributed the assets.

•	These were offset by an increase in the amount of debt by US$51.7 million compared to a decrease in 2002 of US$68.9 million.

Net cash outflow from investing activities increased to US$168.1 million, compared to US$102.4 million. The increase is due to increased capital expenditure due to the Jamalco expansion in 2003.

2002 Performance Compared to 2001

Overview – Alumina Limited

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

The contribution to profit before tax from AWAC was A$352.9 million, compared to A$476.5 million in 2001. Alumina’s net profit after tax included $6.9 million of general administrative costs, being interest ($0.6 million) and overhead costs ($6.3 million). The interest expense reflects the borrowing costs for Alumina for the period subsequent to the Demerger date of December 11, 2002 to balance date. A substantial portion of the Company’s debt that existed prior to the Demerger was assumed by WMC Resources.

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

With the demerger of WMC Limited in December 2002, the net assets of Alumina had decreased to A$1,153.5 million from A$4,844.4 million in 2001. Following the demerger, Alumina Limited’s principal asset is its investment in AWAC offset in part by interest bearing liabilities.

Shareholders’ equity in 2002 also decreased as a result of the demerger of WMC Limited which involved a return of capital on demerger of $3.1 billion.

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview - AWAC

2002 Performance Compared to 2001 Performance

US GAAP (US$ million)

	2001 Full Year	2002 Full Year
Total Sales
Third-party sales	2,050.8	1,940.0
Related party sales	1,070.7	936.7

Total Sales	3,121.5	2,876.7

Net Income (after tax)	407.9	363.6

AWAC’s 2002 sales revenue of US$2,876.7 million (including sales to parties related to AWAC of US$936.7 million) was 7.8% lower than 2001 sale revenue of US$3,121.5 million (including sales to related parties of US$1,070.7 million). The principal reason for this decrease in sales revenue in 2002 was the deterioration in the average aluminium LME price of US$0.61/lb compared to an average LME aluminium price of $US$0.65/lb in 2001. The pricing of alumina sales is linked to LME price of aluminium. Offsetting this, in part, was higher alumina and aluminium production volumes and some long-term alumina sales contracts that mitigated the effect of the falling LME prices. Alumina production increased by 3.4% to 12.3 million tonnes resulting from the first full year of expanded production at San Ciprian (220,000 tonnes of extra capacity) and returning to normal production levels at Jamalco after a strike in the fourth quarter of 2001. Aluminium production increased from 373,000 tonnes in 2001 to 378,000 tonnes in 2002 with record production achieved at Portland in the second half of 2002. The following table shows AWAC’s production information for the 2001 and 2002 years.

AWAC Historical Production (100%) and LME Aluminium Price

AWAC Production Performance	2001 Full Year	2002 Full Year
Alumina Production (million tonnes)	11.9	12.3
Aluminium Production (‘000 tonnes)	373	378
LME Aluminium Price (US$/lb)	0.65	0.61

AWAC’s net income of US$363.6 million in 2002 represented a decrease of 10.1% compared to its net income of US$407.9 million in 2001. The 2001 result was impacted by the write downs of AWAC refining and chemical assets and associated provisions net of tax of US$64.2 million. Eliminating the effect of these write downs, AWAC’s operating profit would have decreased by US$108.5 million, or 23.0% in 2002 compared to 2001. The decline in 2002 was due largely to the price factors discussed above offset partially by increased alumina sales volumes. The total costs of sales for 2002 was similar to 2001 as a result increased production from Jamalco after resolution of the labour dispute offset by increased production from the higher cost facility at Point Comfort.

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

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

an improving trend in early 2002, but weakened in response to deterioration in the global economic outlook. This weakness was reflected in lower aluminium prices in the second half of 2002.

The alumina price received in 2002 was also lower than 2001 as most of AWAC’s long term contracts include terms with pricing components linked to LME aluminium prices. Net cash inflow from operating activities for 2002 was US$516.2 million, compared to US$574.7 million in 2001. The 10% decrease in 2002 was primarily due to lower aluminium prices realized and the resulting impact on alumina prices.

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

B.	Liquidity and Capital Resources

The ability of Alumina and its subsidiaries to generate cash internally is influenced by the following major factors:

(i)	the level of world commodity prices and exchange rates to which AWAC’s revenue is substantially exposed;

(ii)	the level of sales and cost performance by AWAC;

(iii)	the level of dividends received from AWAC; and

(iv)	the level of capital expenditure required by AWAC to develop new projects or maintain or expand existing operations, (refer Item 4 Section B for discussions on the upgrade/expansions of Pinjarra and Suriname refineries, potential expansions of Wagerup, Sao Luis and Jamalco refineries, potential investment in a refinery in Guinea, and potential acquisition of an interest in the Pingguo bauxite/alumina and Juruti bauxite assets and the Alba smelter).

These factors will continue to influence Alumina’s liquidity and capital resources in future years.

In addition, because Alumina is a holding company that does not conduct any material operating businesses, its ability to pay dividends and meet other obligations is dependent in large part on, and may be limited by, the level of dividends received from its subsidiaries and investments.

AWAC’s preference is to finance its activities from cash flow of the affiliated operating entities and from borrowings. The AWAC Agreements limit leveraging to a maximum ratio of debt (net of cash) to total capital of 30% (a super majority vote of the Strategic Council is required to exceed this limit). Alumina expects that AWAC would use its borrowing capacity or available cash flow to meet its financing needs, such as funds needed for expansion commitments. Should the aggregate annual capital budget of AWAC require an additional contribution from Alumina Limited and Alcoa, the parties contribute their proportionate share subject to the provisions set out in the AWAC Agreements.

The upgrade/expansions of Pinjarra and Suriname refineries will be funded from operating cashflows. The use of operating cashflows for the Pinjarra expansion may result in a lower payout of Alcoa of Australia dividends in the

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

short term. Notwithstanding that, in 2004 Alumina Limited intends that the dividend payout ratio, as a percentage of profits, will be similar to that of last year, subject to the overall business performance of AWAC and the level of dividends paid to the AWAC partners.

The Company’s policy is to distribute to shareholders, to the extent practicable, all fully franked dividends received from AWAC. The Company’s intends utilising dividends received from AWAC entities other than Alcoa of Australia to fund its corporate and financing costs and capital requirements, with any surplus to be returned to shareholders.

Alumina’s gross debt at December 31, 2003 was A$467.0 million offset by cash assets of A$165.3 million. Subsequent to year end Alumina received proceeds from the sale of specialty chemicals and paid a final 2003 dividend of A$115.9 million. AWAC’s net debt at December 31 , 2003 was US$24.3 million. AWAC operating cashflow for 2003 was US$586 million.

In relation to the potential expansions of Wagerup, Sao Luis and Jamalco refineries, AWAC has yet to determine the manner in which they could be funded

Alumina’s capital structure is such that it was planned, as part of the demerger, to have $600 million of debt. $600 million of debt, which is currently in the form of short term bank debt (364 day facilities) that has been extended to December 2004.

Funds generated from continuing operating activities were A$268.5 million for the year ended December 31, 2003, compared with funds generated from discontinuing and continuing operating activities of A$602.6 million in 2002. This decrease was due to inclusion of 11 months of operations of the previously wholly owned WMC Resources Group.

Working capital was negative A$301.4 million at December 31, 2003, compared to negative working capital of A$512.8 million in 2002. The improved working capital is attributable to Alumina Limited borrowing in US dollars and the impact of the exchange rate movement which reduced debt in Australian dollar terms by $147.0 million and receipt of an Alcoa of Australia dividend in December 2003 of A$78.5 million

Gross debt was A$467.0 million at December 31, 2003 and A$534.8 million at December 31, 2002. During 2003, Alumina Limited increased its debt in April by drawing down a further US$48million (A$79.2 million) of debt. This increase was offset by the impact of the exchange rate movement which reduced debt in Australian dollar terms by $147.0 million. Alumina believes this amount of debt is appropriate for its current requirements.

The maturity of debt is outlined in Note 16 in the Consolidated Financial Statements. Alumina’s current debt facilities are short term US dollar borrowings, reflecting the modest debt level and low short term interest rates. The key funding principles inherent in Alumina’s Treasury policies are:

•	Conservative levels of debt should be maintained over the longer term to ensure that the Company’s activities and growth are not debt constrained.

•	Debt should be sourced from the most competitively priced source, although this needs to be balanced against having a diversity of sources and a managed maturity profile.

•	Debt tenor and currency should reflect asset life, currency exposure and overall level of debt. A core amount of long-term debt would generally be retained with the balance in short-term and medium-term debt due to its lower cost and repayment flexibility.

•	Project finance should be utilised where warranted by risk management considerations (country or project specific).

•	Where foreign currency assets are acquired, raising debt in that currency should be examined to achieve a balance sheet hedge and reduce foreign exchange translation exposures.

•	Interest costs should be minimised if Alumina does not have assessable income for tax purposes.

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Cash and current investments was A$165.3 million at December 31, 2003 compared with A$23.2 million at December 31, 2002.

Available sources of liquidity were represented by unused bank facilities at December 31, 2003 of A$233.0 million, as compared to A$165.2 million at December 31, 2002. The increase is due to Alumina Limited borrowing in US dollars. Alumina considers the level of unused bank facilities to be appropriate to meet the Company’s requirements.

Capital expenditure for continuing operations was A$0.3 million for the year ended December 31, 2003, and A$72.9 million for the year ended December 31, 2002. The capital expenditure in 2002 was Alumina’s contribution to AWAC for the acquisition of Halco and MRN shares.

The AWAC agreements provide that the cash flow of AWAC and borrowings by AWAC are the preferred source of funding for the needs of AWAC and have, since AWAC’s formation, been the source of funding it has used. There is the potential to expand production at several of AWAC’s operations and the source of funding for any such expansions is yet to be determined. AWAC may make an annual capital request of up to US$1 billion following a decision by a majority vote of the Strategic Council – of which Alcoa Inc. has the majority of votes.

Alumina Limited provided a guarantee in 1998 for foreign exchange transactions and in 2000 for gold derivative transactions undertaken by its wholly owned subsidiary at that time, WMC Finance Limited (“WMCF”). WMCF was sold to WMC Resources Ltd as part of the demerger and is no longer a subsidiary of Alumina Limited. On December 4, 2003, WMC Resources announced that it had closed–out its currency hedge book for the period 2005 to 2008 eliminating that portion of Alumina’s contingent liability. The guarantee remains applicable for foreign exchange transactions entered by WMCF and Union Bank of Switzerland with 2004 maturity dates and gold derivative transactions with maturity dates in 2005. The outstanding transactions have a negative mark to market value of $0.6 million at December 31, 2003. Alumina Limited has rights to obtain additional credit support if WMC Resources Ltd’s credit rating is lower than BBB (and it would not cause a breach of WMC Resources Ltd’s debt obligations). Alumina Limited is also indemnified by WMC Resources in relation to the guarantee.

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

•	US Bond due December 1, 2006 – US$750,000

•	US Bonds due November 15 2013 – US$3,658,000

•	US Bonds due December 1, 2026 – US$115,000

These outstanding US Bonds continue to be guaranteed by Alumina. The duration of the guarantee is unlimited, and continues as long as amounts are outstanding under the US Bonds.

Under the demerger deed, Alumina and WMC Resources indemnify each other in respect for certain liabilities. Alumina would be entitled to reimbursement from WMC Resources for amounts paid by Alumina under the guarantee in respect of the US Bonds.

Pursuant to a Power Purchase Agreement dated 27 November 1998 between WMC Resources, WMC Limited (as it then was) and Southern Cross Energy, Alumina has undertaken to provide Southern Cross Energy with a guarantee or letter of credit for WMCR’s payment for power in the event that WMCR’s gross assets fall below $250 million in any year.

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

AASB 1046 “Director and Executive Disclosures by Disclosing Entities” was issued in January 2004. It will be effective for Alumina in 2005. Adoption of this standard is not expected to have a significant impact on the Company’s financial position.

Financial Accounting Standards Board

The Financial Accounting Standards Board has issued certain Statements of Financial Accounting Standards which are not effective with respect to AWAC and therefore Alumina for the fiscal years presented in the consolidated financial statements. The impact or potential impact for both AWAC and Alumina is discussed below.

In December, 2003, the FASB issued FIN 46R, ‘Consolidation of Certain Variable Interest Entities—an interpretation of ARB No.51, which further clarifies FIN46 issued on January 17, 2003. FIN46R addresses consolidation and disclosure by business enterprises of variable interest entities. FIN46R is effective for newly created variable interest entities beginning December 31, 2003 and for existing variable interest entities as of the first annual period beginning after December 15, 2004. This standard has no impact on Alumina Limited.

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104 (SAB 104). Revenue Recognition, which supersedes SAB 101, Revenue Recognition in Financial Statements and SAB 101 FAQ. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 and SAB 101 FAQ related to multiple element arrangements, which was superseded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple deliverables.” EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of SAB 104 and EITF 00-21 is not expected to have an impact on the Company financial statements as it receives no revenue from multiple element arrangements.

2003 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

C.	Research and Development, Patents and Licenses

Not applicable.

D.	Trend Information

Relevant industry and market trends are discussed for Alumina and AWAC as a whole in Item 5A “Operating Results”.

E.	Off-Balance Sheet Arrangements

Not applicable.

F.	Tabular Disclosure of Contractual Obligations

An analysis of Alumina’s contractual and commercial commitments is set out in the table below.

	Amount of Commitment – December 31, 2003
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(A$ million)
Short term debt	467.0	467.0	—	—	—
Total on-balance sheet contractual obligations	467.0	467.0	—	—	—

	Amount of Commitment – December 31, 2003
Other Commercial Commitments	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(A$ million)
Operating lease commitments	0.1	0.1	—	—	—

Operating lease commitments relate to the corporate office facilities in Australia.

2003 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The business of Alumina is managed by a Board of Directors which, in accordance with Alumina’s Constitution, may have not fewer than three nor more than 12 members.

Directors of Alumina are classified as either executive or non-executive Directors, with the former being those Directors engaged in full-time employment by Alumina.

As at December 31, 2003, the Directors of Alumina were:

Name	Position	Summary	Initially Elected or Appointed a Director	Age	Expiry of Current Term
Executive Directors

John Marlay	Chief Executive Officer	Joined WMC in August 2002, following role as Head of Strategy for RMC Group plc in London. Mr Marlay was previously Executive General Manager Business Integration, Hanson plc from 2000-2001, and Executive General Manager, Europe for Pioneer International Ltd from 1997-2000. He has held senior management roles with James Hardie Industries Limited and Esso Australia Ltd.	December 2002	55	(5)

Non-Executive Directors

Donald M. Morley(1)(2)(3)	Chairman	Former Director of WMC as the Director of Finance from 1983 until April 2001, Chief Financial Officer from April 2001-April 2002 and an Executive Officer of WMC from May 2002 to October 2002. Mr Morley retired from his executive duties on October 31, 2002.	December 2002	63	(5)

Peter A.F. Hay(1)(2)(3)	Director	Chief Executive Officer and member of the Board, and former National Executive Chairman, of the national law firm Freehills; Director of Pacifica Group Limited; and former Chairman of the Board of Freehill Hollingdale & Page (Melbourne).	December 2002	53	(5)

Ronald J. McNeilly(1)(2)(3)	Director	Deputy Chairman Bluescope Steel Limited; Director of Ausmelt Limited and Chairman; Director G.H. Michell Holdings Pty Ltd; Deputy Chairman of Worley Limited; Chairman of Melbourne Business School Limited; Past Director of BHP Billiton Limited, QCT Resources Limited and Tubemakers of Australia Limited. Executive Director Global Markets BHP Billiton Limited from 2001-2002; Executive Director and President BHP Minerals from 1999-2001.	December 2002	60	(5)

2003 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Name	Position	Summary	Initially Elected or Appointed a Director	Age	Expiry of Current Term
Mark R. Rayner (1)(2)(3)	Director	Director and CEO of Comalco Limited from 1978-1989, Deputy Chairman of Comalco Limited from 1989 to 1997, Executive Director of CRA Ltd from 1989 to 1995, Chairman of National Australia Bank 1997 to 2001, Chairman of Mayne Nickless 1997 to 2002, Chairman of Pasminco Limited 1992 to 2001, Director of Boral Ltd since 1996;	December 2002	66	(5)

Robert D.J. Davies (4)	Alternate Director/ Chief Financial Officer	Mr Davies joined Alumina Limited as Chief Financial Officer on 1 December, 2002, after 6 ½ years with WMC responsible for Treasury, Tax, Investor Relations and Risk Management. Mr Davies previously held the position of Treasurer at WMC and has held various corporate and operations finance roles over a 20 year period with Utah International and then BHP in Canada, the US, Chile and Australia.	December 2002	54

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

(3)	Member of Nomination Committee

(4)	Mr Davies is an alternate director for Mr Rayner

(5)	As explained in Section C, Directors are subject to retirement by rotation. Donald M. Morley was re-elected as a director at the Company’s annual general meeting on May 2, 2003, Peter A.F Hay was re-elected as a director at the Company’s annual general meeting on April 21, 2004 The remaining 2 non-executive directors would be subject to retirement by rotation at the 2005 annual general meeting.

In addition to the Chief Executive Officer, there are two executive officers appointed by and reporting to the Chief Executive Officer are responsible for the day to day running of the business. As at December 31, 2003, the executive officers were:

Executive Officer	Position in 2002	Summary of Experience	Appointed as Executive officer
Robert D.J. Davies	Chief Financial Officer	Refer above. Responsible for finance and treasury, investor relations and tax.	December 2002

Stephen Foster	General Counsel & Company Secretary	Responsible for legal, company secretarial, shareholder services, insurance and human resources. Mr Foster joined WMC Limited in November 2002 following more than three years with Village Roadshow Ltd as Business Affairs Manager (Projects). Mr Foster previously held legal positions with WMC’s Legal and Treasury department from 1990 to 1999 and with Arthur Robinson & Hedderwicks (now Allens Arthur Robinson) from 1987 to 1990.	December 2002

2003 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

B.	Compensation

For the year ended December 31, 2003, the aggregate amount of compensation paid and accrued to the Alumina directors and executives of Alumina was A$3,311,507 (compared to A$21,402,850 in 2002 and A$11,382,538 in 2001). The aggregate amount of compensation paid in 2002 and 2001 included payments made to former directors and executives of WMC Limited. There are no other contingent or deferred compensation arrangements accrued for our executives or directors. The remuneration of individual directors and executives is presented in the tables below.

Non-executive directors remuneration January to December 2003	Director’s fee (1) A$	Other (2) A$	Total A$	Stock Appreciation Plan (3) A$
Current Non-executive directors
Donald M. Morley (from 11/12/02)	212,500	19,802	232,302	387,263
Peter A. F. Hay (from 11/12/02)	85,000	8,327	93,327
Ronald J. McNeilly (from 11/12/02)	85,000	8,327	93,327
Mark R. Rayner (from 11/12/02)	85,000	8,327	93,327

(1)	Includes board and committee fees.

(2)	Includes Alumina’s contribution to superannuation. All employees of Alumina Limited are members of an accumulation category plan which offers a minimum contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account.

(3)	In May 2002, Mr Morley received an allocation of 250,000 units under WMC Limited’s stock appreciation plan (“SAP”) that expires on October 31, 2004. The allotment had a notional price of $9.35 per share as they were issued on terms equivalent to the 2001 WMC Option Plan. On demerger, Mr Morley’s WMC Limited SAPs converted into units of Alumina’s SAPs and WMC Resources’ SAPs at the proportionate market value of each company share value on demerger, resulting in a notional price of $5.02 for the Alumina SAP units. Upon redemption of an Alumina SAP units before its expiry, Mr Morley is entitled to a payment equal to the difference between the closing price of Alumina shares on the ASX on the trading day immediately before the redemption, and the notional allotment price of the Alumina SAP units. Based on Alumina’s closing share price on December 31, 2003 of $6.57, Alumina has provided $387,263 for Mr Morley’s SAP units for the year end December 31, 2003

Executive director remuneration and executive remuneration January to December 2003	Fixed remuneration(1) $	Other compensation(2) $	Total remuneration $
Current executive directors
John Marlay, Chief Executive Officer	700,000	594,701	1,294,701
Current senior executives
Robert D.J. Davies, Chief Financial Officer	360,000	288,137	648,137
Stephen Foster, General Counsel and Company Secretary	260,000	209,123	469,123

(1)	Includes company’s contribution to superannuation. All employees of Alumina Limited are members of an accumulated category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account.

(2)	Other compensation includes incentive, relocation allowances, parking, health management and executive indemnity insurance.

Prior to Alumina’s demerger, non-executive directors with more than five years service were entitled to retirement benefits equalling the total fees paid in the three years before retirement while directors with three to five years service receive pro-rata benefits. Current non-executive directors do not receive any retirement benefits.

In November 1987, shareholders authorised the establishment and maintenance of the WMC Employee Share Scheme. The Partly Paid Share Plan (the “Partly Paid Share Plan”), a part of the WMC Employee Share Plan Scheme, was introduced in December 1987. In April 1995, the Employee Option Plan (the “Option Plan”) was introduced. Executive Directors, officers and senior staff members were, prior to the demerger, entitled to participate in the two plans.

For the purposes of the US GAAP FAS 123 disclosures in the financial statements included in this Annual Report, Alumina applies the Black-Scholes Model for valuation of WMC options issued to all employees. No options

2003 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

were granted in 2003, the option value determined for options granted during the years ending December 31, 2002, 2001, 2000 and 1999 was A$4.33, A$4.00, A$1.65 and A$3.83 respectively. In accordance with Accounting Principles Board Opinion No. 25, the Company does not recognize a compensation cost for share options because the exercise price equals the market price at the date of measurement on the date of grant. For options that are attached to performance hurdles, a compensation charge will only be required where the market price up to the measurement date exceeds the grant price.

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

Alumina’s current employees are members of the Alumina Superannuation Plan. This plan is an accumulation plan, which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account.

C.	Board Practices

The Board, working with senior management, is responsible to shareholders for overall management of Alumina Limited, its business performance and for formulating and establishing its strategic goals. It approves company goals and directions, strategic plans, operating budgets and performance targets. The Board ensures that appropriate policies, procedures and systems are in place to manage risk, optimise business performance, maintain high standards of ethical behaviour and legal compliance and protect the interests of shareholders.

The Board comprises a non-executive chairman, three other non-executive directors and one executive director. Relevant experience, diverse perspectives and complementary business skills are sought when appointing new directors. A balance between independent business experience and industry knowledge is sought. To assist in the discharge of their duties, the Board collectively and individually have the right to seek independent professional advice.

At least 11 Board meetings are held each year. To increase business knowledge, board visits are made to operational sites.

The Directors (other than a Managing Director) are subject to retirement by rotation, one-third retiring each year (or the number nearest to one-third if the number of Directors is not a multiple of three), and may not continue to hold office without re-election after the third Annual General Meeting following their last election by the shareholders. Eligible retiring directors may offer themselves for re-election by the shareholders. The Company’s Nominations Committee Charter provides that Non Executive Directors shall retire after 9 years of continuous service as a Non Executive Director (or immediately prior to the next succeeding annual general meeting of the Company after completion of the 9 year period) unless otherwise requested to continue by the Board. .Executive Directors retire at 65 years of age. After once being elected by the shareholders, a Director who is appointed a Managing Director by the Board is not required to retire by rotation. The Directors may appoint a Director either to fill a casual vacancy or as an addition to their numbers. Such Directors hold office until the next Annual General Meeting and may be elected by the

2003 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

shareholders at such meeting, but are not taken into account in determining the number of Directors who are to retire by rotation at that meeting.

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

Alumina’s Constitution provides that the Directors may elect a Chairman of their meetings and determine the period for which he is to hold office. Where there is an equality of votes on a question voted on at a meeting, the Chairman has a second or casting vote. Donald M Morley is currently the Non-Executive Chairman of Alumina.

Alumina’s most senior employee, the Chief Executive Officer, is selected by the Board and is subject to semi-annual performance reviews by the non-executive directors. The Chief Executive Officer recommends policy and strategic direction for board approval and is responsible for managing day-to-day operations.

Specific board committees assist the full Board. Charters set out the roles and terms of reference for the audit, compensation and nomination committees. The Audit Committee, consisting of four non-executive directors, meets at least four times a year, assists the Board in fulfilling it’s responsibilities for the Company’s accounts and external reporting by ensuring that appropriate processes are in place to support the Board in fulfilling it’s responsibilities for:

•	reporting of financial information to users of Alumina’s financial reports;

•	Alumina’s application of accounting policies;

•	Alumina’s internal financial control systems;

•	the independent auditors qualifications and independence;

•	the performance of Alumina’s independent auditors and internal audit function, and

•	agreeing the scope and monitor the progress of Alumina’s internal audit plan.

Annually, the Audit Committee reviews audit programmes conducted by independent external auditors, and the internal audit function to ensure that its resources are adequate, used effectively and co-ordinated with the external auditors. It meets regularly with management, and internal and external auditors, to ensure that adequate controls and practices are in place. The Audit Committee is responsible for the appointment and compensation of external auditors. A process has been established whereby complaints or concerns regarding financial impropriety of employees and others can be confidentially directed to the Chairman of the Audit Committee.

The Compensation Committee of four non-executive directors meets at least two times a year. Its role is to establish and review Alumina’s remuneration and compensation plans, policies and practices, including remuneration of the non-executive directors, the chief executive officer and senior executives, and succession planning. On behalf of the Board, the Committee considers the remuneration strategy with regard to community and industry standards and, where possible, verifies its appropriateness using external information and advice to ensure that:

•	employee interests are aligned to corporate objectives;

•	the company can attract, develop and retain motivated and talented employees; and

•	the integrity of the company’s reward programme is maintained.

The Compensation Committee also determines actual payments to all directors and reviews director remuneration annually based on independent external advice with regard to market practices, relativities and the duties and accountabilities of directors.

2003 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Nomination Committee consists of four non-executive directors and meets as necessary. Its role is to assist the Board in fulfilling it’s responsibilities to shareholders relating to:

•	identifying the necessary and desirable competencies of board members;

•	assessing the extent to which the competencies are represented on the board;

•	the selection and appointment process for directors. and

•	conducting performance evaluations of directors who are retiring and seeking re-election.

Board committee meetings are occasionally convened to address predetermined issues, when it is not practical to organise a full Board meeting. A Board committee comprises two or more directors.

The individual and collective performance of directors is evaluated annually. In 2003 the evaluation process required directors to rank their performance according to a defined scale for each responsibility/activity. Results of questionnaires were collated and statistically ranked and comparative analysis conducted. Initiatives arising from the evaluation process were reviewed and endorsed by the Board. Future evaluations will involve an external facilitator.

It is company policy that directors and officers are prohibited from the extension or maintaining of credit or arranging for the extension of credit in the form of a personal loan from the company The policy does allow for bona fide business –related advances and use of a company credit card.

The directors, executive management and employees have adopted and abide by a Code of Conduct (Ethics) to deter wrongdoing and promote honest and ethical conduct.

The New York Stock Exchange (“NYSE”) Listing Rules, Section 303A, recently instituted a broad regime of new corporate governance requirements for NYSE-listed companies. Under the NYSE Listing Rules foreign private issuers, such as Alumina Limited, are permitted to follow home country practice in lieu of the requirements of Section 303A, except for the Listing Rule relating to compliance with Rule 10A-3 of the Securities Exchange Act of 1934 and certain notification provisions contained in Section 303A of the Listing Rules. Section 303A.09 of the Listing Rules, however, requires us to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. listed companies under NYSE Listing Rules. We have compared our corporate governance practices to the requirements of the Section 303A of the NYSE Listing Rules that would otherwise currently apply to foreign private issuers and note the following significant differences:

•	Our Board Charter does not provide for regular scheduled meetings of non-management directors, although it provides that the Board will meet from time to time without the presence of management. In addition, we do not provide in our annual report for a particular method of communicating with the presiding director of these non-management director meetings, which will be the Chairman.

•	Our Nomination Committee Charter does not include the purpose of developing and recommending to the board a set of corporate governance principles applicable to the corporation (which is largely a Board function) and our Nomination and Compensation Committee Charters do not provide for formal annual committee performance evaluations. However, these committees have conducted periodic reviews and evaluations from time to time.

•	Shareholders are not provided under Australian law with the opportunity to vote on certain new equity compensation plans or material revisions to existing equity compensation plans such as the Company’s Employee Share Plan, which involves the purchase of shares on market by the Trustee of the Plan.

•	We have not published a set of corporate governance guidelines as set forth in Section 303A.09. However, we do provide information on corporate governance policies and practices as required by Australian Stock Exchange rules, which are available in our annual report and on the website.

2003 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

D.	Employees

At December 31, 2003, Alumina employed 8 people directly. All Alumina employees work in the corporate segment in Australia. For details of the number of AWAC employees for the periods presented refer to Item 4.B.(iv) “Employees”.

E.	Share Ownership

Employees of Alumina, who were formerly employees of WMC, were eligible to participate in and receive options under the WMC Employee Option Plan. Following the demerger each WMC employee option became an Alumina Limited option and entitled the holder to subscribe for one Alumina Limited share. The exercise price of options held over at the date of the demerger was reduced from the previous WMC exercise price at a factor of 0.537. There was one allotment of options to WMC employees during the financial period prior to the demerger. In May 2002, an allotment of 600,000 options was made to Executive General Managers of WMC. There is no ongoing option plan available to Alumina directors or employees and accordingly, no allotments were made to Alumina employees after the demerger.

The table set forth below shows the options on issue at December 31, 2003 as well as the movements in options during the 2003 fiscal year.

OPTIONS TO ACQUIRE FULLY PAID ALUMINA LIMITED ORDINARY SHARES

	Number Issued	Number Quoted	Exercise Price	Expiry Date
Balance at December 31, 2003
1999 Option Plan	1,495,600	Nil	$4.52	December 20, 2004
2000 Option Plan	1,986,400	Nil	$4.04	December 18, 2005
2001 Option Plan	4,577,600	Nil	$5.02	November 30, 2006

	8,059,600

Issued during the current period	Nil

Exercised during the current period
	902,920	Nil	$2.62	December 21, 2003
	375,000	Nil	$2.88	December 21, 2003
	2,196,400	Nil	$4.52	December 20, 2004
	3,941,400	Nil	$4.04	December 18, 2005
	5,056,200	Nil	$5.02	November 30, 2006
	600,000	Nil	$5.02	November 30, 2006

	13,071,920

Expired/lapsed during the current period
	60,500	Nil	$4.52	December 20, 2004
	8,900	Nil	$4.04	December 18, 2005
	348,100	Nil	$5.02	November 30, 2006

	417,100

2003 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Options may be exercised and converted to fully paid shares at the exercise price after one year from the date of allotment or on termination of employment due to retrenchment or age retirement. If the request to exercise options has not been made at the completion of five years, or within 30 days from termination of employment, the options will lapse.

As at December 31, 2003, the aggregate number of Plan Shares, Plan Options and ESPP Shares held by Directors and those officers referred to in Item 6A was 851,490. All directors and executives own shares or hold options. Other than Mr Morley who holds approximately 3% of Plan options, no director or executive, directly or beneficially holds more than one percent of any class of share.

There are no outstanding partly paid employee share plan shares (2002: nil, 2001: 142,500).

WMC Employee Share Scheme

The establishment of the WMC Employee Share Scheme (“ESS”) was approved by shareholders at the Annual General Meeting held on December 12, 1987. Under the ESS a number of share plans have operated. Fully paid shares, partly paid shares and share options have been granted to employees since establishment of the ESS. All permanent employees (including executive directors) of Alumina Limited and its subsidiaries who were employed by the company or a subsidiary were eligible to participate in the ESS and were offered options for fully paid shares prior to demerger. Existing options allotted to Alumina employees remain exercisable until such time as their exercise periods expire. There is no ongoing option plan available to Alumina Limited directors or employees following the demerger.

Impact of demerger on plans

In conjunction with the demerger, WMC Limited and WMC Resources Ltd entered into an employee benefits agreement. This agreement covered the treatment of WMC Limited common stock options issued to WMC Limited and WMC Resources employees. According to the agreement, each WMC Limited option granted to WMC Limited and WMC Resources employees prior to December 4, 2002, that was outstanding under the ESS as of the demerger date, was adjusted. This adjustment resulted in each individual who was a holder of a WMC Limited option receiving, immediately after the demerger date, an adjusted WMC Limited option and a WMC Resources option. As part of the demerger from WMC Limited, WMC Limited option holders were granted one option for Alumina Limited and one for WMC Resources Ltd. The aggregate exercise prices of the Alumina Limited option and the WMC Resources Ltd option is equal to the exercise price of the WMC Limited option prior to demerger. The Alumina Limited option and WMC Resources option have the same lapse date as the WMC Limited option would have had if the demerger had not proceeded – being the earlier of five years after the option was issued and 30 days after the WMC Limited option holder ceases to be employed by WMC Limited Group, WMC Resources Group or Alumina Group. The exercise price of a WMC Resources Ltd option was determined by reference to the pre-demerger exercise price of the WMC Limited option (which became an Alumina option) in respect of which the WMC Resources Ltd option was granted and the volume weighted average price of WMC Resources shares and Alumina Limited shares sold on the ASX over the first five days of trading on the ASX commencing on the listing date. The Stock Appreciation Plan was treated in the same manner as the Share Scheme, as detailed above.

Partly Paid Share Plan

The major provisions of the partly paid share plans provide that the employee may request that the shares be made fully paid after one year from the date of allotment. Partly paid shares are exercisable at the lower of the exercise price and the market price at the date of conversion. All partly paid shares were converted to fully paid shares during 2002, prior to demerger.

The partly paid shares were granted to a select few employees which makes the plan a compensatory plan under US GAAP. This results in a stock compensation expense to the company when the market price is greater than

2003 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

the exercise price on date of grant. As a result of non-interest bearing notes granted to the employees to purchase the partly paid shares, the shares were considered variable grants. Variable grants require the shares to be marked to market and compensation expense to be recognised for the difference between the fair value and the exercise price at each balance sheet date.

Stock Appreciation Plans

In various years since approval of the WMC Employee Share Scheme (“ESS”) in 1987, WMC Limited established Stock Appreciation Plans (“SAPs”) for the benefit of employees in countries outside Australia. The purpose of the SAPs was to provide such employees, who due to securities law constraints are not eligible to participate under the Option Plans, with benefits similar to those conferred by the Option Plans.

The terms of each SAP are, in substance, the same. Under each SAP, eligible employees were invited to apply for the grant by WMC Limited of ‘SAP Rights’. Although employees were not required to pay any amount for the grant of the SAP Rights, each has a notional allotment price, equal to the weighted average sale price of WMC Limited’s (or, post—demerger Alumina Limited) shares on the ASX on the trading day that the invitation to apply for the relevant SAP Right was made to an employee. Upon redemption of a SAP Right before its expiry by the holder, the holder is entitled to a payment equal to the difference between the closing price of WMC Limited (or, post-demerger Alumina Limited) Shares on the ASX on the trading day immediately before redemption, and the allotment price (assuming the former amount is higher). Compensation cost is measured as the amount by which the quoted market value of the shares covered by the grant exceeds the allotment price.

The table set forth below shows the SAP Rights on issue at December 31, 2003 and the allotment price for each right.

WMC Limited SAP	Expiry Date	Alumina SAP Right Allotment Price (A$)	Balance of Alumina SAP Rights Issued Under SAP Right Allotment at December 31, 2003
1999 SAP	December 20, 2004	4.52	11,000
2000 SAP	December 18, 2005	4.04	58,300
2001 SAP	November 30, 2006	5.02	847,600

Alumina Employee Share Plan

In 2003, the Company established an employee long term incentive plan which involves the on market purchase of the company’s shares which can vest to employees provided certain performance tests are achieved. The criteria are the Company’s share performance against a comparator group of 50 Australian-listed entities and a comparator group of 30 international entities listed on stock exchanges inside and outside Australia. The maximum number of shares which could be awarded under the plan annually are purchased through a fully consolidated trust. The shares vest in December, provided the performance criteria are achieved. The compensation charge is recorded in the period when the shares vest with the employee as the liability is determined on that date. If all of the performance criteria are not achieved then the shares which do not vest are treated as treasury shares in shareholder equity. In 2003, all performance criteria were achieved and 91,300 shares representing 0.008% of shares on issue were vested in the period.

2003 FORM 20-F

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The issued capital of Alumina is currently constituted by one class of registrable voting securities being ordinary shares.

As at April 30, 2004, Alumina had on issue 1,160,878,148 fully paid ordinary shares, and 6,743,500 Share Options. The Share Options were issued pursuant to Alumina’s Employee Option Plan and carry no voting rights. See Item 6 “Directors, Senior Management and Employees”.

The following table sets forth, as at April 30, 2004, information in respect of:

(i)	any person who is known to Alumina to be the registered owner of more than 5% of any class of its voting securities; and

(ii)	the total amount of any class of its voting securities owned by the Directors and Executive General Managers of Alumina as a group.

Title of class	Identity of person or group	Amount owned	% of class
Fully paid Ordinary Shares	J P Morgan Nominees Australia Ltd	201,713,214	17.38
	National Nominees Ltd	169,720,739	14.62
	Westpac Custodian Nominees Ltd	150,720,005	12.98
	Citicorp Nominees Pty Ltd	64,899,731	5.59
	ANZ Nominees Limited	62,052,026	5.35

Fully paid Ordinary Shares(1)	Directors and Executive officers of Alumina as a group	437,625	0.04
Employee Share Options	Directors and Executive officers of Alumina as a group	439,824	0.04

(1)	Includes Alumina’s ADS’s

2003 FORM 20-F

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The nominee companies listed in the previous table hold these fully paid Ordinary Shares on behalf of numerous beneficial owners. The only beneficial owners known to have owned more than 5% of the issued and outstanding fully-paid ordinary shares are Capital Group International Inc. and Commonwealth Bank of Australia. Their history of significant changes over the last three years is outlined below:

Beneficial Owner	Date	Number of Shares	% Shareholding
Commonwealth Bank of Australia	05/11/2004	83,562,783	7.21%
	09/05/2003	91,652,478	8.12%
	07/03/2003	79,861,511	7.08%
	03/20/2003	68,434,191	6.07%
	01/23/2003	56,346,711	5.07%
Capital Group International Inc.	05/21/04	83,612,505	7.21%
	04/14/2004	96,419,007	8.32%
	03/29/2004	108,267,979	9.34%
	03/17/2004	120,351,877	10.38%
	12/22/2003	130,688,217	11.39%
	08/01/2003	140,859,047	12.48%
	04/17/2003	128,816,984	11.42%
	09/13/2001	114,731,532	10.39%
	09/05/2001	102,267,776	9.31%
	08/31/2001	99,490,853	9.06%
	04/12/2001	91,144,990	8.29%
	02/09/2001	61,096,440	5.60%
	02/05/2001	79,572,042	7.24%

All fully paid shareholders have the same voting rights.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of Alumina.

As at December 31, 2003, 413,960 Alumina fully paid Ordinary Shares were registered in the name of 291 residents of the United States and represented approximately 0.04% of the total number of Alumina fully paid Ordinary Shares issued and outstanding. As at December 31, 2003, 5,204,940 Alumina ADRs were outstanding (representing 20,819,760 Alumina fully paid Ordinary Shares) and were registered in the name of 360 residents of the United States and represented approximately 1.80% of the total number of fully paid Ordinary Shares issued and outstanding.

2003 FORM 20-F

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

B	Related Party Transactions

Loans to directors

On January 1, 2001, directors of our controlled entities had outstanding secured loan balances of $5,900. During the 2001 fiscal year, there were no additional loans made to directors and an amount of A$1,000 was repaid, resulting in a final outstanding balance of A$4,900.

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

Some of the directors who were employees of the WMC Limited group prior to the demerger were eligible to participate in the WMC Employee Share Scheme, and were issued with options, priced at market value. These transactions were conducted on a commercial basis on conditions no more beneficial than those available to other eligible employees.

2003 FORM 20-F

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

	2003	2002	2001
*	Number of Alumina Limited (formerly WMC Limited) shares
The aggregate number of shares acquired by directors of the parent entity or their director related entities through purchases was:	71,000	5,000	130,000
The aggregate number of shares allotted to directors of the parent entity or their director-related entities as a result of the exercise of options was:	140,000	240,000	—
The aggregate number of options allotted by directors of the parent entity or their director related entities through participation in the WMC Employee Share Scheme was:	—	150,000	320,000
The aggregate number of vested shares granted to executives through participation in the Alumina Employee Share Plan was:	103,324	—	—
The aggregate number of shares and options disposed of by directors of the parent entity or their director related entities was:
- fully paid shares	125,000	—	—
- options (lapsed)	—	—	300,000
- options ( exercised and shares sold)	52,000	250,000	—
The aggregate number of partly paid shares paid up by directors of the parent entity or their director-related entities was:	—	331,000	100,000
The aggregate number of shares disposed of by directors of the parent entity or their director-related entities on retirement was:
- fully paid shares	—	594,829	—
- options (options exercised and shares sold)	—	980,000	—
Details of shares and share options held by directors of the parent entity or their director-related entities at period end are as follows:
- fully paid shares	531,490	342,166	435,459
- ordinary shares partly paid to five cents	—	—	331,000
- options for ordinary shares	320,000	512,000	1,770,000
- Central Norseman Gold Corporation Limited, fully paid shares	N/A	N/A	2,000

*	Individual directors beneficially own less than 1% of total ordinary shares outstanding, the only class of shares issued by Alumina Limited

All other transactions relating to shares and options of WMC Limited prior to the demerger, and Alumina Limited post demerger including the payment and receipt of dividends, were on the same basis as similar transactions with other shareholders.

2003 FORM 20-F

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Other transactions of directors and director related entities

A number of the directors of Alumina Limited are also directors of other public companies which may have transactions with the Alumina group. The relevant directors do not believe that they have the capacity to control or significantly influence the financial or operating policies of either those companies or the Alumina group in their dealings with one another. Those companies are therefore not considered to be director-related entities for the disclosure requirements of Accounting Standard AASB 1017: Related Party Disclosures.

(i)	Legal/financial service fees

A director Mr P A F Hay, is the Chief Executive Officer of Freehills. Freehills has provided legal services to Alumina Limited and a number of Alumina Limited controlled entities for several years on normal commercial terms and conditions. The total of those services for 2003 amounts to $106,149 (2002: $722,997).

Mr J Meck and Ms A E Seneshen are shareholders in a US based law firm Welborn Sullivan Meck & Tooley, P.C and are directors of a number of Alumina Limited’s controlled entities. Welborn Sullivan Meck & Tooley, P.C has provided legal services for several years on normal commercial terms and conditions. The total of those services for 2003 amounts to $14,031 (2002: $327,815).

During 2002 there were transactions with directors of WMC Limited controlled entities, which became WMC Resources controlled entities after the de-merger. These transactions totaled $438,858 and were on normal commercial terms and conditions.

C.	Interests of Experts and Counsel

Not applicable.

2003 FORM 20-F

FINANCIAL INFORMATION

ITEM 8.	FINANCIAL INFORMATION

A.	Financial Statements

Alumina’s consolidated financial statements are included as Item 18.

Legal Proceedings

At the date of this Annual Report there were no material pending legal proceedings, other than:

(i)	those mentioned below; or

(ii)	ordinary routine litigation or other legal proceedings incidental to the business.

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

In August 2002, the High Court handed down its decision in the State of Western Australia v Ward (“Ward”). It held, among other things, that native title can be categorized as a “ bundle of rights”, that there could be partial extinguishment of native title rights and that Western Australian and Northern Territory mining and petroleum legislation extinguishes all native title rights that may have existed over minerals and petroleum in Western Australia and Northern Territory. The High Court also held that a mining lease under the relevant Western Australian legislation extinguished any native title right to control access to land, or to be asked permission to use, or have access to, land but does not necessarily extinguish all native title rights. This decision, which provides some clarity about the impact of native title on pastoral leases and mining leases in Western Australia and the Northern Territory is significant to Alcoa of Australia Ltd because its operations are in Western Australia. However the decision also leaves many issues to be decided on a case by case basis.

2003 FORM 20-F

FINANCIAL INFORMATION

There are current claimant applications for native title determination in the Federal Court over areas that include Alcoa of Australia Ltd’s Special Mining Lease MLISA (Western Australia) (“the Alcoa Lease”) and a portion of the conveyor associated with Alcoa’s 45% interest in the Portland Smelter (Victoria).

(a)	Western Australia

Alcoa of Australia Ltd’s operations fall within two native title applications:

•	Combined Perth Metropolitan Working Group Native Title claim – Federal Court Action WAG 142 & 149 of 1998; and

•	Gnaala Karla Booja claim – Federal Court Action WAG 6274 of 1998.

These claims are yet to be determined by the Federal Court. However, as a result of the Ward decision the potential exposure of Alcoa of Australia Ltd to these claims is significantly reduced by the High Court’s finding that any native title right in minerals (if it could be established on the evidence) has been extinguished.

(b)	Victoria

Alcoa of Australia Ltd’s interest in Portland Smelter falls within the Gournditch-Mara native title claim – Federal Court Action VG 6004 of 1998.

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

2003 FORM 20-F

FINANCIAL INFORMATION

Other Financial Information

Dividends

The dividends paid to shareholders are determined by the Board of Directors, based on Alumina’s performance and current business conditions.

During the 12 month period January 1, 2003 to December 31, 2003, Alumina paid cash dividends to its shareholders of A$0.23 (fully franked) a fully paid ordinary share. This compares to cash dividends provided for the 12 months to December 31, 2002 of A$0.18 (fully franked) a fully paid ordinary share. For a discussion on the taxation of the dividends, see Item 10E “Additional Information – Taxation”.

Financing and Corporate Items

Net financing and corporate expenses for the year ended December 31, 2003 totalled A$18.9 million compared to A$171.7 million for the year ended December 31, 2002. The principal components were:

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Loss/(Gain) on revaluation of foreign currency assets & liabilities	—	20.2	0.6
Interest received / receivable	(2.4)	(98.2)	(154.3)
Interest paid / payable	8.7	140.6	295.2
Corporate expenditure	12.6	109.1	69.2

Net interest charged to profit was A$6.3 million for the year ended December 31, 2003 compared to A$42.4 million for the year ended December 31, 2002, reflecting the decrease in borrowings and lower interest rates.

B.	Significant Changes

Up to the end of May 2004, the average Australian US dollar exchange rate has been higher than 2003, which has had a negative effect upon profit. However, average LME aluminium prices have also been higher in 2004 than in 2003 which have a positive effect on profit.

AWAC sold alumina into the spot market in 2003 at prices in excess of long-term contract prices. In 2004, AWAC will have reduced tonnages available for sale into the spot market due to the expiry of an alumina purchase contract which related to the Reynolds acquisition and divestiture by Alcoa in the year 2000.

2003 FORM 20-F

THE OFFER AND LISTING

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Market Prices

The following table sets forth, for the periods indicated, the highest and lowest closing sale prices of Alumina’s fully paid Ordinary Shares based upon information provided by the ASX and the highest and lowest bid prices for Alumina’s American Depositary Shares (ADSs) based on information provided by the NYSE. In the United States, ADSs evidenced by American Depositary Receipts (ADRs) represent fully paid ordinary shares of Alumina. Each ADR represents four fully paid ordinary shares. Alumina commenced trading (as AWC) on the ASX and NYSE on December 4, 2002 on a post-demerger basis.

		Ordinary Shares		American Depositary Shares
Period		A$ High	A$ Low	US$ High	US$ Low
Month ended May 31, 2004		5.35	4.95	15.45	13.47
Month ended April 30, 2004		5.52	4.92	16.87	13.90
Month ended March 31, 2004		5.84	5.25	17.80	15.30
Month ended February 28, 2004		5.95	5.48	19.10	16.95
Month Ended January 31, 2004		6.77	5.50	21.16	17.07
Month Ended December 31, 2003		6.57	5.90	20.06	17.16

Year Ended December 31, 2003	First Quarter	5.21	3.90	11.84	9.53
	Second Quarter	4.48	4.03	11.70	9.72
	Third Quarter	5.51	4.14	14.25	11.38
	Fourth Quarter	6.57	5.07	20.06	13.93

Year Ended December 31, 2002(1)	First Quarter	10.26	9.24	20.97	18.95
	Second Quarter	9.92	8.73	22.00	19.52
	Third Quarter	9.22	7.09	20.57	15.55
	Fourth Quarter	4.92	3.79	19.45	10.60

Year Ended December 31, 2001(1)	Full Year	10.09	6.58	20.90	13.60

Year Ended December 31, 2000(1)	Full Year	8.91	6.12	23.38	14.88

Year Ended December 31, 1999(1)	Full Year	8.55	4.63	21.88	11.50

(1)	These share prices relate to the Company prior to the Demerger except for the Fourth Quarter of 2002 which includes share prices prior to and after the Demerger.

During 2000 WMC bought back and cancelled 56,030,317 shares at prices between A$6.42 and A$8.30 and at an average cost including incidental expenses of A$7.45 per share. Directors approved the buyback of up to a further 55,917,817 shares, however during 2001 and 2002 there was no buyback of shares.

The closing price of Alumina’s fully paid Ordinary Shares on December 31, 2003 was A$6.57 and on May 31, 2004 was A$ 5.33. The closing price of Alumina’s ADRs on December 31, 2003 was US$20.06 and on May 28, 2004 was US$15.25.

2003 FORM 20-F

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

American Depositary Shares

In the United States, American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) represent fully paid ordinary shares of Alumina. Each ADR represents four fully paid ordinary shares. The ADRs are issued pursuant to a Deposit Agreement, dated October 6, 1989, as amended and restated on December 4, 2002 between Alumina and the Depositary. On January 2, 1990, trading of Alumina’s ADSs commenced on the New York Stock Exchange (“NYSE”) under the symbol “WMC”. WMC’s ADS’ ceased trading on the NYSE on December 3, 2002 and recommenced trading on December 4, 2002 under the name of WMC Resources Ltd (“WMC”) and Alumina Limited (“AWC”)

As at April 30, 2004, 412,115 Alumina fully paid ordinary shares were registered in the name of 293 residents of the United States and represented approximately 0.04% of the total number of Alumina fully paid ordinary shares issued and outstanding. As at April 30, 2004, 7,289,761 Alumina ADRs were outstanding (representing 29,159,044 Alumina fully paid ordinary shares) and were registered in the name of 351 residents of the United States and represented approximately 2.51% of the total number of fully paid ordinary shares issued and outstanding.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

2003 FORM 20-F

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

The Constitution was adopted by shareholders at the Annual General Meeting held on April 15, 1999 and subsequently amended by shareholders at the general meeting held on November 29, 2002 and April 21, 2004. The Constitution does not specify Alumina’s objects and purposes. Rather, under section 124 of the Corporations Act, Alumina has the legal capacity and powers of an individual person.

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

2003 FORM 20-F

ADDITIONAL INFORMATION

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

2003 FORM 20-F

ADDITIONAL INFORMATION

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

2003 FORM 20-F

ADDITIONAL INFORMATION

Council’. Key aspects of the AWAC Agreements are set out below. Copies of the main AWAC Agreements are also annexed to this Report as exhibits.

(a)	Enterprise

AWAC is comprised of a series of affiliated operating entities in which Alcoa has a 60% interest and Alumina a 40% interest. Alcoa acquired 9% of Alcoa of Australia and Alumina acquired a 40% interest in the other Alcoa affiliated operating entities and assets included within AWAC, upon its formation. Alumina has acquired a 40% interest in AWAC entities and assets acquired (such as that of San Ciprian) since AWAC’s formation.

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

Integrated operations: the ownership and operation of certain primary aluminium smelting, aluminium fabricating and other necessary but ancillary facilities that are run as part of an integrated operation at certain of the locations existing on the formation of AWAC.

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

The following decisions require a super majority vote:

•	a change of the scope of AWAC;

•	a change in the dividend policy;

•	sale of all or a majority of the assets of AWAC;

2003 FORM 20-F

ADDITIONAL INFORMATION

•	equity calls on behalf of AWAC totalling in any one year in excess of US$1 billion; and

•	loans to Alcoa or Alumina, or their respective affiliates by AWAC.

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

Smelting is not subject to these exclusivity provisions, although there are certain smelting assets in AWAC, primarily those in Alcoa of Australia in which Alumina already had an interest at the time AWAC was formed.

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

(ii)

With respect to annual equity requests in excess of US$500 million but less than US$1 billion, each party must declare within 30 days of when the equity request is made if it has the ability to fund its share of the request and, if so, each party must contribute its proportionate share. Should Alumina be unable to contribute the full amount of the equity in the year required, the parties will work together to find alternative interim external financing arrangements reasonably acceptable to Alumina for AWAC or for Alumina, or Alumina may choose to have its interest in AWAC diluted in accordance with the formula noted above. If alternative external financing is not acceptable to Alumina, Alcoa may fund the Alumina proportionate share and this contribution will be deemed to be a loan by Alcoa to Alumina at the current market rate for Alcoa’s long-term

2003 FORM 20-F

ADDITIONAL INFORMATION

borrowings. Alumina must repay the amount contributed on its behalf in a period not to exceed one year. If either party does not contribute its share or Alumina does not repay the loan after one year and contribute its share, the dilution provision referred to above applies.

(iii)	With respect to annual equity requests in excess of US$1 billion approved by a super majority vote, each party must contribute its proportionate share. However, if Alumina is unable to contribute the full amount of the equity in the year required, the parties must work together to find alternative financing arrangements reasonably acceptable to Alumina for AWAC or for Alumina. If Alumina does not contribute the balance of its full proportionate share, Alcoa may make, and must be compensated for, all or part of the remaining contribution in Alumina’s place. However, if this occurs, Alumina’s interest in AWAC will only be diluted in accordance with the dilution provision referred to in paragraph (i) above in respect of Alcoa’s contribution to the capital requirements up to US$1 billion. If Alcoa elects to proceed, Alcoa and Alumina will review the mechanism to compensate Alcoa for its excess contribution, which may include a disproportionate allocation of returns associated with the excess contribution.

(h)	Dividend policy

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

2003 FORM 20-F

ADDITIONAL INFORMATION

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

Consistent with the fundamental demerger principle outlined above, WMC Resources and Alumina acknowledged in the Deed that once the demerger was complete, WMC Resources would not have any rights against Alumina, and Alumina would not have any rights against WMC Resources, except in specified circumstances. Neither WMC Resources nor Alumina has any right to make a claim for loss or damage arising directly or indirectly in relation to the demerger, WMC Resources internal restructure and the operation of WMC Resources businesses prior to the demerger, unless expressly permitted by the Demerger Deed or any other document or agreement between the parties.

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

2003 FORM 20-F

ADDITIONAL INFORMATION

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

2003 FORM 20-F

ADDITIONAL INFORMATION

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

In connection with the demerger, WMC Resources and Alumina entered into the Transitional Services Agreement. Under the agreement, WMC Resources provided, or procured the provision of, certain services to the Alumina group for a period of up to 6 months after the demerger date.

(b)	Services

WMC Resources provided the following services to Alumina and to members of the Alumina group:

General corporate services

Accounting and Finance

IT support

Legal and company secretariat

Human resources

(c)	Charges for Services

WMC Resources charged Alumina a fixed fee of A$360,000 for providing, or procuring the provision of, the services described above.

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

(a) The Australian Banking (Foreign Exchange) Regulations and other Australian legislation and regulations control the import and export of capital and remittance of payments involving non-residents of Australia. Alumina is not restricted from receiving funds into or transferring funds from Australia to the credit of non-residents of Australia but in certain cases is required to:

(i)	withhold Australian taxes;

(ii)	obtain the Reserve Bank’s authority -

to place any sum in Australia to the credit of, or make any payment in Australia to, by order of or on behalf of:

•	the Government of Iraq, its agencies or nationals;

•	certain entities related to the Federal Republic of Yugoslavia (in limited circumstances) and certain named individuals associated with the former Milosevic regime;

2003 FORM 20-F

ADDITIONAL INFORMATION

•	certain ministers and senior officials of the Government of Zimbabwe

•	the Taliban or any undertaking owned or controlled, directly or indirectly by the Taliban or specific associated individuals, entities, agencies associated with the Taliban, Osama bin Laden, al-Quaeda or other terrorists or their sponsors; or

to sell or purchase foreign currency or take or send from Australia any Australian currency where that transaction relates to:

•	property, securities or funds in Australia belonging either directly or indirectly to, or other payments to, the Government of Iraq, its agencies or nationals;

•	property, securities or funds belonging either directly or indirectly to certain entities related to the Federal Republic of Yugoslavia or their agencies (in limited circumstances) and certain named individuals associated with the former Milosevic regime;

•	property, securities or funds in Australia owned or controlled, directly or indirectly, by or otherwise relating to payments to certain ministers and senior officials of the government of Zimbabwe; or

•	property, securities or funds owned or controlled directly or indirectly by, or otherwise relating to payments to, or for the benefit of, the Taliban or any undertaking owned or controlled, directly or indirectly, by the Taliban or specific associated individuals, entities, agencies associated with the Taliban, Osama bin Laden, Al-Quaeda or other terrorists or their sponsors; or

(iii)	lodge a report of the transaction details.

(b) There are no limitations, under the laws of Australia, on the right of non-residents to acquire, hold or vote Ordinary Shares in the Company, except for the Foreign Acquisitions and Takeovers Act (the “Act”) and Section 606 of the Corporations Act 2001 (Cth) (the “Corporations Act”). The Act controls the rights of non-residents to hold 15% or more of the total voting power as outstanding shares of an Australian company, but it does not affect the rights attaching to shares that are held or acquired in accordance with its provisions.

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

The following is a summary of the principal Australian and United States federal income tax consequences to United States holders (as defined below) of the acquisition, ownership and disposition of ADS or Ordinary Shares and is based on the laws in force as at the date of this Annual Report. Holders are advised to consult their own tax advisers

2003 FORM 20-F

ADDITIONAL INFORMATION

concerning the overall tax consequences of the acquisition, ownership and disposition of ADS or Ordinary Shares in their particular circumstances. This discussion relies in part on representations by the Depositary in the Deposit Agreement and related documents.

Commonwealth of Australia Taxation

With effect from July 1, 2002, Australia rewrote dividend imputation legislation system relating to company tax. Broadly, the legislation rewrites the old dividend system. It is intended to produce a similar tax outcome as the old system with some noted differences. The dividend imputation system of company tax relieves double taxation on dividends paid by Australian resident corporations. Under this system, companies are required to identify dividends paid as either franked or unfranked dividends. Franked dividends are those paid out of profits which have borne Australian corporate tax (i.e. to which franking credits have been allocated) while unfranked dividends are paid out of untaxed profits. The Australian corporate tax rate is 30%. Franked dividends paid to non-residents are exempt from withholding tax but unfranked (or partly franked) dividends are subject to withholding tax, generally at 15% on the unfranked amount. Notices are provided to shareholders which specify the amount (if any) of dividend withholding tax deducted.

The current Australian tax rules require taxpayers to hold shares “at risk” for certain periods before obtaining the benefit of the dividend imputation system. The minimum period for holding ordinary shares “at risk” is currently 45 days. Failure to satisfy these requirements may result in the deduction of Australian withholding tax from dividends paid to non-residents of Australia. There is an exemption from these rules for defined “small” transactions.

The tax rules classify interests which satisfy a financial arrangements test as either debt or equity. An interest that is classified as equity will be frankable, whereas an interest that is classified as debt will not be frankable. ADS and Ordinary Shares are likely to be classified as equity on the basis that the return is contingent on our performance or at our discretion. These rules apply from July 1, 2001.

Under the provisions of the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (“the Treaty”) from 1 July 2003 the withholding tax rate on dividends is 5% of the gross amount of the dividends where the beneficial corporate shareholder entitled to the dividends holds directly at least 10% of the voting power in the company. This rate is reduced to nil for certain corporate beneficial shareholders who own at least 80% of the voting shares. For other shareholders the withholding tax rate will be 15% by virtue of the Treaty and domestic law.

A United States citizen who is resident in Australia, or a United States corporation that is resident in Australia (by reason of carrying on business in Australia and being managed or controlled in Australia or having its voting power controlled by shareholders who are residents of Australia) holding ADS or ordinary shares as capital assets, may be liable for Australian capital gains tax (“CGT”) on the disposal of our ADS or ordinary shares.

In calculating the amount of a capital gain that may be subject to Australian CGT, special rules apply to individuals, trusts, certain superannuation funds and shareholders of certain listed investment companies. For ADS or ordinary shares acquired after September 21, 1999 and held for at least 12 months, individuals and trusts will pay tax on half of the gain (calculated in nominal terms) or two-thirds of the gain for certain superannuation funds after allowing for any offsetting capital losses which are applied against the whole nominal gain. For ADS or Ordinary Shares acquired before that time and held for at least 12 months, individuals, trusts and certain superannuation funds may choose between paying CGT on half of the gain (or two-thirds of the gain for certain superannuation funds), or paying CGT on all of the gain with the gain being calculated on the basis of the cost of the ADS or shares being indexed for inflation up to September 30, 1999. For all types of taxpayers, the legislation freezes the indexation (for inflation) of the cost of ADS and Ordinary Shares as at September 30, 1999, and abolishes such indexation for ADS and ordinary shares acquired after September 21, 1999.

Under current Australian law, no income or other tax is payable on any profit on disposal of the ADS or ordinary shares held by persons who are residents of the United States within the meaning of the Treaty except:

•

if the person (together with associates, if any) owns or owned ADS and/or Ordinary Shares at any time during the period of five years preceding the disposal, representing 10% or more of our issued share capital (excluding share capital carrying no right to participate beyond a specified amount in distribution

2003 FORM 20-F

ADDITIONAL INFORMATION

of profits or capital). However, in these circumstances there may be relief from Australian tax for residents of the United States under the Treaty; or

•	if the ADS or Ordinary Shares have been used by the person in carrying on a trade or business wholly or partly at or through a permanent establishment in Australia.

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

United States Federal Income Tax Consequences

The following discussion is a summary of the material United States federal income tax consequences of owning Ordinary Shares or ADS. The discussion below, except where specifically noted, does not address the effects of any state, local or non-United States tax laws. In addition, it applies to you only if you hold your Ordinary Shares or ADS as a capital asset, and does not address the tax consequences that may be relevant to you in light of your particular circumstances. Moreover, it does not apply to you if you are not a U.S. person, as defined below, or if you are subject to special treatment under the United States federal income tax laws, including if you are:

a dealer in securities or currencies;

a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

a financial institution;

an insurance company;

a tax-exempt organization;

a person liable for alternative minimum tax;

a person that holds Ordinary Shares or ADS as part of a straddle or a hedging or conversion transaction;

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

a citizen or resident of the United States;

a domestic corporation;

an estate, the income of which is subject to United States federal income taxation regardless of its source; or

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

2003 FORM 20-F

ADDITIONAL INFORMATION

For purposes of this discussion an “eligible U.S. holder” is a U.S. person that:

is a resident of the United States for purposes of the Treaty;

does not maintain, for purposes of the Treaty, a permanent establishment or fixed base in Australia to which Ordinary Shares or ADS are attributable and through which the U.S. person carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services); and

is otherwise eligible for benefits under the Treaty with respect to income or gain from ordinary shares or ADS.

The tax consequences to you of the ownership of Ordinary Shares or ADS will depend upon the facts of your particular situation. We encourage you to consult your own tax advisors with regard to the application of the federal income tax laws, as well as to the applicability and effect of any state, local or foreign tax laws to which you may be subject. In particular you should confirm your status as an eligible US holder with your advisors and should discuss any possible consequence of failing to qualify as an eligible U.S. holder.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADS evidencing ADS, you will be treated as the owner of the Ordinary Shares represented by those ADS. Exchanges of Ordinary Shares for ADS, and ADS for Ordinary Shares, generally will not be subject to United States federal income tax.

Distributions

Subject to the passive foreign investment company rules discussed below, distributions made to you on or with respect to Ordinary Shares or ADS will be treated as dividends and will be taxable as ordinary income to the extent that those distributions are made out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. You must include the gross amount of the dividend payment (including, in the case of unfranked or partially unfranked dividends, any Australian tax withheld) as income at the time you receive it, actually or constructively. Subject to the passive foreign investment company rules discussed below, to the extent that the amount of any distribution exceeds our current or accumulated earnings and profits for a taxable year, the excess will be treated as a tax-free return of capital which reduces your tax basis in the Ordinary Shares or ADS to the extent of the tax basis, and any remaining amount will be treated as capital gain. If you are a corporation you generally will not be entitled to claim dividends received deduction with respect to distributions paid with respect to your Ordinary Shares or ADS.

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

With effect from January 1, 2003, the United States reduced the maximum tax rate on certain qualifying dividend distributions to 15%. In order for dividends paid by foreign corporations to qualify for the reduced rates, the foreign corporation must meet certain requirements, including that it not be classified as a foreign investment company or a passive foreign investment company for United States federal income tax purposes in either the taxable year of the distribution or the preceding taxable year. The Company believes that its Ordinary Shares or ADS will not be treated as stock of a foreign investment company or a passive foreign investment company, but this conclusion is a factual determination that is made annually and thus may be subject to change.

The company believes that dividends on ADS will qualify for these lower tax rates if the taxpayer meets the required holding period. In order for the dividends on the ADS to qualify, taxpayers must hold the ADS for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.

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

2003 FORM 20-F

ADDITIONAL INFORMATION

Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. Dividends qualifying for the special 15% maximum U.S. tax rate are subject to special rules in determining a taxpayer’s foreign tax credit limitation.

Disposition

Subject to the passive foreign investment company rules discussed below, any gain or loss you realize on the sale, exchange or other taxable disposition of Ordinary Shares or ADS will be subject to United States federal income taxation as a capital gain or loss in an amount equal to the difference between the US dollar value of the amount that you realize on that sale, exchange or other disposition and your adjusted tax basis, determined in US dollars, in the Ordinary Shares or ADS surrendered. The gain or loss will be long term capital gain or loss if your holding period for the ordinary shares or ADS is more than one year. A noncorporate U.S. person is generally taxed at a maximum rate of 20% on long term capital gain. Any capital gain or loss so realized will generally be United States source gain or loss. Your ability to deduct capital losses is subject to limitations.

Passive Foreign Investment Company Rules

Alumina believes that its Ordinary Shares or ADS will not be treated as stock of a passive foreign investment company, or “PFIC,” for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. Moreover, the application of the PFIC rules to a corporation such as Alumina that is primarily engaged in the active business of mining and processing metals is not entirely clear.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADS or Ordinary Shares:

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

If the company is treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

any gain you realize on the sale or other disposition of your Ordinary Shares or ADS and any excess distribution that the company make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the Ordinary Shares or ADS during the three preceding taxable years or, if shorter, your holding period for the Ordinary Shares or ADS).

Under these rules:

the gain or excess distribution will be allocated ratably over your holding period for the Ordinary Shares or ADS,

the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

2003 FORM 20-F

ADDITIONAL INFORMATION

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If you own Ordinary Shares or ADS in a PFIC that are treated as marketable stock, you may also make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your Ordinary Shares or ADS at the end of the taxable year over your adjusted basis in your Ordinary Shares or ADS. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your Ordinary Shares or ADS over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the Ordinary Shares or ADS will be adjusted to reflect any such income or loss amounts.

If you own Ordinary Shares or ADS during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

It is possible to read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the Securities and Exchange Commission (“SEC”) at the SEC’s public reference room located at 450 Fifth Street, NW, Washington DC 20549. Please telephone the SEC at 1-800-SEC-0330 or access the SEC website (www.sec.gov) for further information.

2003 FORM 20-F

ADDITIONAL INFORMATION

I.	Subsidiary Information

All controlled entities are wholly owned, unless otherwise indicated. Alumina’s significant subsidiaries are described in Item 4C – “Key Information – Organisational Structure”. The following is a list of all entities controlled by Alumina.

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

2003 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative Information about Market Risk

Continuing operations

Alumina’s policy currently is not to hedge its commodity or currency exposure other than to secure the Australian dollar value of foreign currency bank accounts. This policy will be reviewed periodically. AWAC has previously sought to manage its exposure to both the aluminium price and the A$/US$ exchange rate through the use of derivative products. During 2003, no new hedge positions were implemented, but hedges equal to approximately 46 per cent of Australian dollar costs, at an average exchange rate of US$0.57, were closed out, resulting in no open positions at December 31, 2003. There were no aluminium hedge positions in place at December 31, 2003.

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

2003 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A table showing the movement in the selling price of nickel, gold, fertilizer, aluminium and copper over the last five years is set out below.

AVERAGE QUARTERLY PRICES

Financial Year Ended	Nickel London Metal Exchange US$/lb	Gold London Gold Market US$/oz	Fertilizer US Gulf Price US$/tonne	Aluminium London Metal Exchange US$/lb	Copper London Metal Exchange US$/lb
December 31, 1999
First Quarter	2.11	287	199	0.54	0.64
Second Quarter	2.37	274	190	0.59	0.66
Third Quarter	2.89	259	174	0.65	0.76
Fourth Quarter	3.53	296	153	0.68	0.79

December 31, 2000
First Quarter	4.29	291	148	0.74	0.81
Second Quarter	4.26	280	145	0.67	0.79
Third Quarter	3.75	277	164	0.71	0.85
Fourth Quarter	3.38	269	158	0.69	0.84

December 31, 2001
First Quarter	2.97	259	162	0.70	0.79
Second Quarter	3.04	268	142	0.68	0.75
Third Quarter	2.51	276	138	0.63	0.67
Fourth Quarter	2.29	279	147	0.60	0.64

December 31, 2002
First Quarter	2.80	291	152	0.63	0.70
Second Quarter	3.15	313	313	0.62	0.73
Third Quarter	3.11	314	168	0.59	0.69
Fourth Quarter	3.22	323	153	0.61	0.70

December 31, 2003
First Quarter	N/A	N/A	N/A	0.63	N/A
Second Quarter	N/A	N/A	N/A	0.63	N/A
Third Quarter	N/A	N/A	N/A	0.64	N/A
Fourth Quarter	N/A	N/A	N/A	0.68	N/A

Prices on June 2, 2004				0.76

Following the demerger, Alumina is no longer exposed to nickel, gold, fertilizer or copper price movements.

2003 FORM 20-F

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

When looked at in isolation, hedging transactions relating to the conversion of US dollar receivables to Australian dollars they could result in losses if:

(a)	the AUD weakens against the USD between contract inception and maturity; or

(b)	a counterparty were to default and the commodity price at the date of default is less than the hedged price.

In the case of a), the hedging loss will be offset by a higher Australian dollar revenue stream from the lower AUD/USD exchange rate, although the net revenue Alumina would receive would be less than it would otherwise have received had the hedge transaction not been in place.

Following the demerger, the subsidiary which held the outstanding hedge contracts was transferred to WMC Resources Ltd leaving Alumina with no outstanding hedging positions.

Summary Hedging Results

Hedging results for Alumina (coming only from discontinuing operations) for the years ended December 31, 2003, 2002, and 2001 were:

A$ million profit / (loss)

Hedging Results	2003	2002	2001
Currency - AUD/USD	—	(108.3)	(328.1)
Gold	—	(5.2)	64.1
Copper	—	—	—
Nickel	—	—	2.0

Total	—	(113.5)	(262.0)

These gains and losses have been allocated to the revenue and profits of individual business units.

The following information is provided in compliance with Financial Reporting Release No. 48. Alumina has elected to disclose information in the “Tabular Presentation” set down in s305(a)(I)(i).

Commodity Hedging

(A)	Trading Purposes

Nil.

(B)	Non-trading (Hedging Purposes)

As at December 31, 2003:

As at December 31, 2003, the group had no outstanding commodity hedge contracts.

2003 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As at December 31, 2002, the group had no outstanding commodity hedge contracts.

Currency Hedging

(A)	Trading Purposes

Nil

(B)	Non-trading (Hedging Purposes)

As at December 31, 2003:

As at December 31, 2003, the group had no outstanding currency hedging positions.

As at December 31, 2002, the group had no outstanding currency hedge contracts.

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

Interest rate risk

As at December 31, 2003 the group had short term bank debt outstanding totaling A$467.0 million or US$351.0 million which is due in December 2004. It is intended this debt will be refinanced prior to maturity.

As at December 31, 2002 the group had short term bank debt outstanding totaling A$534.8 million or US$303.0 million which was refinanced in November/December 2003.

Interest rate and cross-currency swaps

At December 31, 2003 and at December 31 2002, Alumina had no outstanding interest rate hedging contracts in relation to its debt. During 2002 the company closed off all previous interest rate swaps at December 31, 2001 recording a gain of A$75.9 million.

As at 31 December 2003 and at December 31 2002, the group had nil cross currency swaps in place.

Interest rate caps

As at 31 December 2003 and at 31 December 2002, the group had no interest caps.

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

2003 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

2003 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

2003 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Carrying amounts and estimated fair values of financial instruments

The carrying amounts and estimated fair values of the group’s financial instruments are as follows:

	A$ Million
	Carrying amount 2003	Fair Value 2003	Carrying amount 2002	Fair value 2002
Recognized in the Balance Sheet
Financial Assets
Cash assets	165.3	165.3	23.2	23.2
Current receivables	4.0	4.0	2.3	2.3
Financial Liabilities
Current payables	3.2	3.2	2.6	2.6
Short term interest bearing liabilities	467.0	467.0	534.8	534.8

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

Short and long term debt

The carrying value of short term debt is considered to approximate the fair value due to the short maturity of the debt. Short term debt of A$467.0 million comprised bank loans. There was no long term debt.

Other Disclosures

Further disclosures relating to financial instruments are included in Note 25 to the Consolidated Financial Statements.

Contribution of Hedging to results for 2003 year

There was no currency hedging impact in the 2003 operating result.

2003 FORM 20-F

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

In management’s opinion, the Company did not engage in any Price Risk Management transactions of a speculative nature during 2002, 2001, 2000, and 1999.

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

2003 FORM 20-F

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

ITEM 16.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board has determined that Mr Donald M Morley is an “audit committee financial expert” as defined in the listing standards of the New York Stock Exchange. Although the board of directors has determined that Mr Morley has the requisite attributes defined under the rules of the Securities and Exchange Commission, his responsibilities are the

2003 FORM 20-F

same as those of the other audit committee members. He is not an auditor or accountant, does not perform “field work” and is not a full-time employee. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert. The audit committee is responsible for oversight of management in the preparation of our financial statements and financial disclosures. The audit committee relies on the information provided by management and the independent auditors. The audit committee does not have the duty to plan or conduct audits or to determine that our financial statements and disclosures are complete and accurate. A copy of Audit Committee Charter is available from our web site at www.aluminalimited.com. This link is an inactive textual link for reference only.

ITEM 16B.	CODE OF ETHICS

Alumina has adopted a code of conduct that applies to its directors, executive officers and employees. This code of conduct is available from our web site at www.aluminalimited.com. This link is an inactive textual link for reference only.

2003 FORM 20-F

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended December 31, 2003	Year Ended December, 2002
	A$ thousand
(a) Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:
Auditors of parent entity – PricewaterhouseCoopers
- parent entity
Fees for the annual audit	416	365
- controlled entities	—	287

	416	652

(b) Remuneration for audit-related services
Annual report on US Form 20-F fees for the annual audit	93	52
Additional 2002 costs incurred in 2003	100	—

	193	52

(c) Remuneration for tax services
Australian tax services	—	232
International tax services	205	181

	205	413

(d) Remuneration for other services
Risk management services	—	684
Independent accountants report and other due diligence
Services in connection with the demerger	—	3,315

	—	3,999

Total	814	5,116

2003 FORM 20-F

Pre-Approval Policies

The policy Alumina has adopted for pre-approval of non-audit services to be performed by our independent auditor, PricewaterhouseCoopers (“PwC”) is as follows:

•	PwC services which have fees of up to A$100,000 shall require the prior approval of the Audit Committee Chairman. Such approval shall include the scope of the services and the approximate amount of fees and shall be reported to the next Audit Committee;

•	For PwC services of more than A$100,000 and less than A$250,000, the provision of such services requires the prior approval of the Audit Committee;

•	For PwC services of more than A$250,000, proposed services to be put to competitive tender with requirement for CFO, CEO and Audit Committee Chairman’s approval of inclusion of PwC in tender list. The provision of such services also require the prior approval of the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

2003 FORM 20-F

ITEM 17.	FINANCIAL STATEMENTS

Not applicable, as Alumina complies with Item 18.

2003 FORM 20-F

FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements and Financial Statement Schedules

The attached financial statements and financial statement schedules, pages F1-F100, with a full index on page F3, together with the Reports of Independent Accountants thereon, are filed as part of this Annual Report.

Alumina Limited Report of Independent Accountants	F-2

Consolidated Balance Sheets	F-5

Consolidated Statements of Income, Comprehensive Income & Members’ Equity	F-4

Consolidated Statements of Cash Flows	F-7

Notes to Consolidated Financial Statements	F-10 – F-72

Schedule A – AWAC

Report of Independent Accountants	F-73

Combined Balance Sheets	F-74

Combined Statements of Income, Comprehensive Income & Members’ Equity	F-75

Combined Statements of Cash Flows	F-76

Notes to Combined Financial Statements	F-76-F-100

2003 FORM 20-F

FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Exhibit 1 – Constitution of Alumina

Exhibit 4 – Material contracts 4.1 The Alcoa World Alumina and Chemicals (“AWAC”) Joint Venture Agreements (incorporated by reference to Exhibit 4 to Alumina Limited’s (formerly known as WMC Limited) Annual Report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Commission on April 4, 2002.). These Agreements comprise:

4.1.1	Heads of Agreement, dated July 6, 1994 between Aluminum Company of America and Western Mining Corporation Holdings Limited.

4.1.2	Charter of the Strategic Council, dated December 21, 1994 between Aluminum Company of America and Western Mining Corporation Holdings Limited.

4.1.3	Formation Agreement, dated December 21, 1994 among Aluminum Company of America, Alcoa International Holdings Corporation, ASC Alumina Inc., Western Mining Corporation Holdings Limited, Westminer International Holdings Limited and WMC Alumina (USA) Inc.

4.1.4	Amended and Restated Limited Liability Company Agreement of Alcoa Alumina & Chemicals, L.L.C., dated December 31, 1994 among Aluminum Company of America, ASC Alumina Inc., Westminer International Holdings Limited and WMC Alumina (USA) Inc.

4.1.5	Loan Agreement, dated January 3, 1995 between Alcoa Alumina & Chemicals, L.L.C. and WMC Alumina (USA) Inc.

4.1.6	Administrative and Services Agreement, dated January 1, 1995 between Alcoa Alumina & Chemicals, L.L.C. and Aluminum Company of America.

4.1.7	AAC-ACOA Employee Services Agreement dated January 1, 1995 between Alcoa Alumina & Chemicals, L.L.C. and Aluminum Company of America.

4.1.8	WMC-ACOA Employee Services Agreement dated January 1, 1995 between Aluminum Company of America and Western Mining Holdings Limited.

4.1.9	Master Hedging Agreement dated December 31, 1994 among Aluminum Company of America, Alcoa of Australia Limited, Alcoa Alumina & Chemicals L.L.C., Suriname Aluminum Company L.L.C. and Alcoa Minerals of Jamaica.

4.1.10	Assignment Agreement dated February 1, 1995 among Aluminum Company of America and Alcoa Alumina & Chemicals, L.L.C. regarding the Bauxite Contract with Compagnie des Bauxites de Guinée.

4.1.11	Abalco Shareholders Agreement, dated March 29, 1995 among Alcoa Alumina & Chemicals, L.L.C., Alcoa Brazil Holdings Company and Westminer International (UK) Limited.

4.2	Demerger Deed between Alumina Limited and WMC Resources Limited dated March 5, 2003 (previously filed).

4.3	Transitional Services Agreement between Alumina Limited and WMC Resources Limited dated 18 December 2002 (previously filed).

2003 FORM 20-F

FINANCIAL STATEMENTS

4.4	Management Contracts (previously filed).

Exhibit 8 – Significant Subsidiaries

Alumina Limited’s significant subsidiaries are as follows:

•	Alumina International Holdings Pty Ltd – Incorporated in Australia this company holds all entities in the Alumina Group’s AWAC joint venture (except for Alcoa of Australia Ltd, see below) through its indirect 40% interest in each of Alcoa World Alumina LLC, Alcoa Caribbean Holdings LLC, Alumina Espanola SA, Alcoa Chemie Nederland BV, Alcoa Chemie GMBH and Abalco SA. It is wholly owned by Alumina.

•	Alcoa of Australia Ltd – Incorporated in Australia, and 40% (2002:39.25%) owned by Alumina, this company is a significant entity in the Alumina Group’s AWAC joint venture, with integrated bauxite mining, alumina refining and aluminium smelting facilities in Australia.

Exhibit 12 – Certifications pursuant to Rule 15d-14a under the US Securities Exchange Act of 1934

Exhibit 13 – Certification pursuant to Rule 15d-14b under the US Securities Exchange Act of 1934

2003 FORM 20-F

FINANCIAL STATEMENTS

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

/s/ Robert Davies
	(Signed)	Robert Davies
Date: June 4, 2003
	Name:	Robert Davies
	Title:	Chief Financial Officer

ALUMINA LIMITED

(Australian Business Number 85 004 820 419)

AND CONTROLLED ENTITIES

U.S. FINANCIAL REPORT

AS OF AND FOR THE YEAR ENDED

31 DECEMBER 2003

Prepared in accordance

with Australian generally accepted

accounting principles (Australian GAAP)

except where noted

Amounts are stated in Australian dollars (A$) except where noted

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of

Alumina Limited

We have audited the accompanying consolidated statements of financial position of Alumina Limited and its controlled entities, (“the Group”), as of 31 December 2003 and 2002, and the related consolidated statements of financial performance, statements of cash flows and consolidated statements of changes in shareholders’ equity for each of the three years in the period ended 31 December 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Australia and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alumina Limited and its controlled entities at 31 December 2003 and 2002, and the results of their operations and cash flows for the three years in the period ended 31 December 2003 in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended 31 December 2003 and the determination of consolidated shareholders’ equity at 31 December 2003 and 2002 to the extent summarised in Note 35 to the consolidated financial statements.

PricewaterhouseCoopers

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers	Melbourne, Australia
Chartered Accountants	February 26, 2004,
Except for Note 37
Which is dated
June 4, 2004

ALUMINA LIMITED AND CONTROLLED ENTITIES

Consolidated Financial Statements as of and for the year ended 31 December 2003

CONTENTS PAGE

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE

	Notes		Year to 31 Dec 2003	Year to 31 Dec 2002	Year to 31 Dec 2001
			A$m	A$m	A$m
Continuing Operations:
General and administrative			(12.6)	(6.3)	(3.4)
Other expenses			—	(1.3)	(10.4)
Other income			4.8	1.3	14.9

(Loss)/profit before interest and income tax			(7.8)	(6.3)	1.1
Interest expense			(8.7)	(0.6)	—

(Loss)/profit before income taxes			(16.5)	(6.9)	1.1
Income tax credit	5(a)		9.3	0.3	1.2

Net (loss)/profit from continuing operations			(7.2)	(6.6)	2.3
Equity in net of tax earnings of associates	12(b)		244.1	216.3	279.1

Net profit from continuing operations			236.9	209.7	281.4

Discontinued Operations:
Net sales revenue	2		—	2,220.9	2,816.9
Net expenses			—	(2,332.9)	(2,987.1)
Income tax credit			—	26.9	49.4
Profit on disposal of gold operations (tax exempt at 2002, net of income tax benefit of $34.4 million at December 2001)	4		—	25.1	170.0
Profit on sale of right to Gold Royalty	4		—	15.4	—
Profit on disposal of Long/Victor mines at Kambalda (net of tax expense of $2.6 million)	4		—	9.4	—
Profit on disposal of Three Springs Talc operation (net of income tax benefit of $1.4 million at December 2001)	4		—	—	20.0
Profit on disposal of equity interest in Mondo Minerals (net of income tax expense of $10.1 million at December 2001)	4		—	—	51.1

Net (loss)/profit from discontinued operations			—	(35.2)	120.3

Combined Operations:
Net sales revenue			—	2,220.9	2,816.9
Cost of goods sold			—	(1,650.9)	(2,232.4)
Selling and distribution			—	(143.7)	(165.8)
General and administrative			(12.6)	(333.8)	(252.7)
General and administrative – exceptional items			—	—	(513.1)
Exploration and evaluation			—	(34.3)	(95.1)
Other expenses			—	(94.1)	(55.6)
Other expenses – exceptional items			—	(178.5)	—
Other income			4.8	57.9	204.1
Other income – exceptional items			—	230.7	635.2
Share of net profits of associates			244.1	216.3	279.1

Profit before interest and income tax			236.3	290.5	620.6
Interest expense	3	(b)	(8.7)	(140.6)	(295.2)

Profit before income taxes			227.6	149.9	325.4
Income tax credit	5	(a)	9.3	24.6	76.3

Net profit attributable to holding company shareholders			236.9	174.5	401.7
- Foreign currency adjustments			28.4	6.0	28.6
- Equity share of foreign currency adjustments			—	29.4	(8.8)

			28.4	35.4	19.8

Total changes in equity other than those resulting from transactions with owners as owners			265.3	209.9	421.5

Net earnings per share attributable to holding company shareholders (A$ per share)	6
- Australian GAAP (basic)			0.21	0.16	0.36
- Australian GAAP (diluted)			0.21	0.16	0.36

The accompanying notes form part of these consolidated financial statements.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at 31 December
	Notes	2003	2002
		A$m	A$m
CURRENT ASSETS
Cash assets	9	165.3	23.2
Receivables	10	4.0	2.3
Deferred tax assets		4.1	—
Other	11	0.3	0.9

Total current assets		173.7	26.4

NON-CURRENT ASSETS
Investments in associates	12	1,625.0	1,668.7
Property, plant and equipment	13	0.4	—

Total non-current assets		1,625.4	1,668.7

TOTAL ASSETS		1,799.1	1,695.1

CURRENT LIABILITIES
Payables	15	3.2	2.6
Interest bearing liabilities	16	467.0	534.8
Current tax liabilities	17	2.5	1.7
Provisions	18	0.1	0.1
Other		2.3	—

Total current liabilities		475.1	539.2

NON-CURRENT LIABILITIES
Deferred tax liabilities	19	—	2.2
Provisions	20	0.2	0.2

Total non-current liabilities		0.2	2.4

TOTAL LIABILITIES		475.3	541.6

Minority shareholders’ interest in subsidiaries	22	—	—

NET ASSETS		1,323.8	1,153.5

The accompanying notes form part of these consolidated financial statements.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

			As at 31 December
	Notes		2003	2002
			A$m	A$m
EQUITY
Share capital:
- Authorized: 2,000,000,000 shares
- Issued:
1,159,778,548 (31 Dec 2002: 1,128,333,747) fully paid ordinary shares of no par value	21		384.8	220.2
Asset revaluation reserve:
- parent and subsidiaries			34.3	34.3
Equity accounted reserves	12	(d)	—	101.3
Capital reserve			16.5	16.5
Retained earnings:
- parent and subsidiaries			400.3	382.9
- equity accounted associates			407.7	346.5
Accumulated other comprehensive income			80.2	51.8

TOTAL EQUITY			1,323.8	1,153.5

Contingent liabilities	27
Commitment for expenditure	28

The accompanying notes form part of these consolidated financial statements.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Notes		Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m	Year to 31 Dec 2001 A$m
			A%m	A$m	A$m
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers			—	2,193.5	2,981.0
Payments to suppliers and employees			(7.3)	(1,832.0)	(2,212.7)
Interest and other items of a similar nature received			2.2	27.6	51.5
Borrowing costs			(8.3)	(150.0)	(204.9)
Proceeds from guarantee			2.4	—	—
Proceeds from interest rate swap close out			—	71.2	11.7
Dividends received from associates			284.2	281.0	377.0
Income taxes paid			(4.7)	(3.2)	(6.7)
Proceeds from insurance claims			—	35.0	34.3
Payments for:
-exploration (grassroots)			—	(17.1)	(57.2)
-exploration (additional, supporting existing operations)			—	(3.4)	(19.3)

Net cash provided by operating activities	23	(a)	268.5	602.6	954.7

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment			(0.3)	(412.3)	(426.8)
Proceeds from sale of St Ives and Agnew gold operations			—	—	432.0
Proceeds from sale of Three Springs Talc operation			—	—	56.0
Proceeds from sale of equity interest in Mondo Minerals			—	—	122.2
Proceeds from sale of Central Norseman Gold Corporation			—	25.7	—
Proceeds from sale of investments			—	—	24.9
Proceeds from sale of non-current assets			—	67.6	64.2
Proceeds from insurance claims			—	15.7	23.6
(Payments for)/proceeds from gold hedge close out			—	(34.4)	21.7
Proceeds from/(payments for) short term investments			—	2.6	(8.6)
Payments for research and development			—	(0.4)	—
Payments for evaluation expenditure			—	(4.4)	(4.9)
Payment for purchase of Halco and MRN shares			—	(72.9)	—
Payment for purchase of Yakabindie Nickel Pty Limited			—	—	(25.2)
Cash reserves retained by WMC Resources Ltd upon demerger			—	(65.2)	—

Net cash (used in)/provided by investing activities			(0.3)	(478.0)	279.1

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of shares			56.2	38.5	67.6
Proceeds from borrowings			79.2	1,816.6	277.2
Repayments of borrowings			—	(1,966.1)	(1,055.5)
Dividends paid			(259.6)	(199.7)	(396.4)
Distributions paid to minority shareholders			—	—	(1.0)

Net cash used in financing activities			(124.2)	(310.7)	(1,108.1)

Net (decrease)/increase in cash held			144.0	(186.1)	125.7
Cash at the beginning of the financial year			23.2	214.2	86.1
Effects of exchange rate changes on foreign currency cash balances			(1.9)	(4.9)	2.4

Cash at the end of the financial year	(a	)	165.3	23.2	214.2

The accompanying notes form part of these consolidated financial statements.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Notes	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m	Year to 31 Dec 2001 A$m
		A$m	A$m	A$m
(a) Reconciliation of Cash
For the purposes of the consolidated statements of cash flows, cash represents cash on hand, at the bank and on short-term deposit (maturity of 3 months or less) less bank overdrafts:
Cash assets - US GAAP cash and cash equivalents	9	165.3	23.2	214.4

Bank overdrafts		—	—	(0.2)

Australian GAAP cash and cash equivalents		165.3	23.2	214.2

The above statements differ from US GAAP in that under US GAAP bank overdrafts are not considered to be part of the net cash equivalents and so changes in bank overdrafts (net) would be included in cash flows from financing activities. In addition, payments for research and development would be included in cash flows from operating activities instead of investing activities. Refer to Note 35.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m	Year to 31 Dec 2001 A$m
	A$m	A$m	A$m
Issued shares fully paid
Beginning of period	220.2	3,190.9	3,123.3
Shares issued:
- Employee share scheme :
- Converted from partly paid	—	2.2	0.8
- Conversion of options	56.2	36.3	66.8
- Shares issued to acquire Corridor Sands	—	123.8	—
- Shares issued to acquire QBE’s 0.75% share of Alcoa of Australia	108.4	—	—
Less: return of capital to effect the demerger	—	(3,133.0)	—

End of period	384.8	220.2	3,190.9

Asset revaluation reserve
Beginning and end of period	34.3	34.3	34.3

Capital reserve
Beginning and end of period	16.5	16.5	16.5

Retained earnings
Beginning of period	729.4	1,451.7	1,368.3
Net income	236.9	174.5	401.7
Transfer from reserves	—	33.3	2.6
Dividends provided for or paid:
2003 interim 10 cents per fully paid share	(112.9)	—	—
2002 final 13 cents per fully franked share	(146.7)	—	—
2002 interim 5 cents fully franked per share	—	(55.6)	—
Special dividend distributed to effect the demerger	—	(823.0)	—
2001 interim 16 cents fully franked per share	—	—	(176.8)
2001 final 13 cents fully franked per share	—	—	(144.1)
Transfer from reserve following revaluation of non-current assets in Alcoa of Australia	101.3	—	—
Distribution on demerger of WMC Resources Ltd	—	(51.5)	—

End of period	808.0	729.4	1,451.7

Accumulated other comprehensive income
Foreign currency translation adjustment
Beginning of period	51.8	79.1	53.1
Transfer to retaining earnings	—	(33.3)	(2.6)
Difference on translation of self sustaining foreign entities	(118.6)	(26.0)	58.2
Revaluation of naturally hedged net monetary liabilities	147.0	44.4	(42.3)
Income taxes allocated to translation adjustments	—	(12.4)	12.7

End of period	80.2	51.8	79.1

Equity accounted reserves
Beginning of period	101.3	71.9	80.7
Transfer to retained profits	(101.3)	—	—
Equity share of translation adjustment	—	29.4	(8.8)

End of period	—	101.3	71.9

Total shareholders’ equity	1,323.8	1,153.5	4,844.4

The accompanying notes form part of these consolidated financial statements.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	BACKGROUND AND BASIS OF ACCOUNTING

Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with Australian Accounting Standards and other mandatory professional reporting requirements. These standards and reporting requirements form part of generally accepted accounting principles in Australia (Australian GAAP). Where these principles differ from those generally accepted in the United States of America (US GAAP), reference is made by footnote. A reconciliation of the major differences between these principles and those applicable under US GAAP is included as Note 35.

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

Further information relating to the discontinued operations for the period to the date of disposal is set out in Note 34.

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

Transactions

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. The subsequent payment or receipt of funds relating to that transaction is translated at the rate applicable on the date of payment or receipt. Any such amounts outstanding at balance date are translated at the rate of exchange prevailing on the balance date. Resulting exchange differences that are related directly to property, plant and equipment under construction or development net of the effects of a hedge of the monetary item are recorded as part of the cost of property, plant and equipment, while all other exchange differences are brought to account in determining the profit or loss

Controlled foreign entities

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

The provision for income taxes in Alumina Limited’s consolidated financial statements has been determined on a separate-return basis. The liability method of tax-effect accounting is used, whereby the income tax expense for the year is matched with the accounting profit after allowance for permanent differences. The income tax effect of significant permanent differences on the tax expense for the year is set out in Note 5. Income tax set aside on cumulative timing differences is brought to account as either a provision for deferred income tax or an asset described as a deferred tax asset at the rate of income tax applicable to the period in which the liability will become payable or the benefit will be received.

The deferred tax asset relating to tax losses is not carried forward as an asset unless the benefit can be regarded as being virtually certain of realization. The deferred tax asset relating to timing differences is not carried forward as an asset unless its realization is assured beyond any reasonable doubt.

(e)	RECEIVABLES

All trade debtors are recognized as the amounts receivable upon settlement. Collectibility of trade debtors is reviewed on an ongoing basis. Debts that are known to be uncollectible are written off. A provision is raised when some doubt exists about collection.

(f)	RECOVERABLE AMOUNT OF NON-CURRENT ASSETS

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

(g)	ACQUISITION OF ASSETS

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date, unless the notional price at which they could be placed in the market is a better indicator of fair value.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

1.	SUMMARY OF ACCOUNTING POLICIES (continued)

(h)	INTANGIBLE ASSETS AND EXPENDITURE CARRIED FORWARD

(i) Goodwill

Where an entity or operation is acquired, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the cost of acquisition over the fair value of the identifiable net assets acquired, including any liability for restructuring costs, is brought to account as goodwill and amortised on a straight line basis over 20 years.

(i)	DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

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

Assets which are depreciated or amortised on a basis other than over the life of the related area of interest typically have the following economic lives:

Office furniture	8 years
Computers and other office equipment	4 years

(j)	LEASED NON-CURRENT ASSETS

The group has operating lease agreements under which the lessor effectively retains substantially all risks and benefits. Operating lease payments are charged to the statement of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

The cost of improvements to or on leasehold properties is amortized over the unexpired period of the lease or five years, whichever is the shorter.

(k)	CURRENT ASSETS AND CURRENT LIABILITIES

For the purposes of balance sheet classification, assets and liabilities are categorised as “current” if they are expected to be realized in cash, sold or consumed, or liquidated, as the case may be, within the groups’ normal operating cycle, which does not exceed one year for any activity.

(l)	TRADE AND OTHER CREDITORS

These amounts represent liabilities for goods and services provided to the group prior to the end of the financial year and which are unpaid. These amounts are unsecured and are usually paid within thirty days of recognition.

(m)	BORROWING COSTS

Borrowing costs are recognised as expenses in the period in which they are incurred. Borrowing costs relate to interest on short term borrowings and certain exchange differences arising from foreign currency borrowings.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

1.	SUMMARY OF ACCOUNTING POLICIES (continued)

(n)	EMPLOYEE ENTITLEMENTS

(i) Salaries and annual leave

Liabilities for salaries and annual leave are recognised in current provisions (i.e. expected to be settled in 12 months), and are measured as the amount unpaid at the reporting date at expected pay rates in respect of employee’s services up to that date, including related on-costs.

(ii) Long service leave

Long service leave is an additional form of compensated leave to which Australian employees become entitled after a qualifying period of generally ten years of continuous service. It accrues at the rate of 1.3 weeks’ leave per year of service.

A liability for long service leave is recognised in non-current provisions (i.e. not expected to be settled within 12 months), and is measured as the nominal value based on expected pay rates in respect of services provided by employees up to the reporting date, including related on-costs.

(iii) Employee Shares, Options, Bonus and Stock Appreciation Plans

Liabilities for employee benefits in the form of employee share, bonus plan and stock appreciation plans are recognised in other creditors at the earlier of when they fall due or where there is no realistic alternative but to settle the liability and at least one of the following conditions are met:

•	There are formal terms in the plan for determining the amount of the benefit

•	The amount to be paid are determined before the completion of the financial report, or

•	Past practices gives clear evidence of the amount of the obligation

Liabilities for employee share plans are expected to be settled within twelve months and are measured at the amounts expected to be paid when they are settled.

(iv) Superannuation

Since 27 July 2001, all employer contributions and ongoing management of employees’ superannuation entitlements have been managed by the WMC Superannuation Plan, an independently managed sub-plan of the Plum Superannuation Fund. Since the demerger Alumina employees have become members of a sub-plan of the WMC Superannuation Plan, created specifically for Alumina. The plan is an accumulation category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basis salary to each member’s account. Members also have the option to make voluntary contributions to their account. Employer contributions to these funds are recognised as an operating cost.

Plan membership is compulsory for all Australian resident employees and Australian expatriates, and provides lump sum benefits on retirement, permanent disability, death, resignation and retrenchment.

(o)	PROVISIONS

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

1.	SUMMARY OF ACCOUNTING POLICIES (continued)

(p)	INTEREST-BEARING LIABILITIES

Loans are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

(q)	DIVIDENDS

Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the year but not distributed at balance date.

(r)	DERIVATIVE FINANCIAL INSTRUMENTS

The group has used derivative financial instruments to hedge natural exposures to commodity prices, exchange rates and interest rates. The instruments used include spot, forward, swap and option contracts.

(s)	EARNINGS PER SHARE

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

(t)	ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the ‘rounding off’ of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with Class Order to the nearest hundred thousand dollars.

(u)	REVENUE RECOGNITION

Sales revenue is measured at the fair value of the consideration received, and is recognized when each of the following conditions are met:

(i)	persuasive evidence of an arrangement exists, which is usually in the form of a contractual arrangement.

(ii)	title in the product has transferred to the buyer, which in most cases occurs when the product passes ships rail, at the port of loading.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

1.	SUMMARY OF ACCOUNTING POLICIES (continued)

(iii)	the seller’s price to the buyer is fixed or determinable. In the case of certain products sold by the company, including nickel concentrate, nickel matte and copper cathode, revenue is recognized on a provisional basis at the time of title transfer, based on prevailing market prices and contained metal, and is subject to final adjustment at the end of periods ranging from 30 to 90 days in most cases, for movements in market prices to the end of those periods. Revenue initially recognized is equal to the contained quantity of metal, measured at the forward price. At each subsequent period end date prior to final settlement, revenue is remeasured based on the prevailing forward price. Refer to Note 2 for details of amounts of revenue recognized subject to final settlement. Revenue is considered determinable at the recognition point, due to the existence of an actively traded and widely quoted market on the London Metal Exchange for the relevant metals. Market prices are the only aspect of recognized revenue subject to material change at the time of recognition. Final sales prices are determined based on contained metal and the market price at the relevant quotation point stipulated in each contract, which is generally on or around the end of the settlement period.

(iv)	collectability is reasonably assured.

(v)	EXPLORATION AND EVALUATION EXPENDITURE

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

The carry forward of exploration expenditure prior to development is not consistent with US GAAP. Refer to Note 35(c) for the effect of any such expenditure.

(w)	ASSET RETIREMENT OBLIGATIONS

Alumina has changed its accounting policy by adopting FAS No. 143 “Accounting for Asset Retirement Obligations” (effective 1 January 2003).

The Company policy requires an asset retirement obligation and a matching asset to be brought to account (calculated at a discounted present value) at the initial point the liability is incurred, generally when the mine is first commenced. The cost of the obligation is to be amortized over the life of a long-lived asset. Increases in the obligation as a result of the reduction of time are to be treated as interest.

The cumulative impact on the statement of financial performance on adoption of SFAS 143 by Alumina Limited for both US GAAP and Australian GAAP was a once off income in Alumina’s equity share of investment in associates of A$11.1 million (US$7.3 million). Net income for the year of 2002 would not have been materially different if this standard had been adopted effective January 1, 2002.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

2.	REVENUES

	Notes		Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m	Year to 31 Dec 2001 A$m
			A$m	A$m	A$m
Sales revenue from core operating activities:
Sale of goods from discontinued operations[1]	2	(a)	—	2,220.9	2,816.9
Other income:
Interest received/receivable – continuing operations	3	(b)	2.4	1.3	2.8
Profit on disposal of non-current assets – continuing operations			—	—	3.2
Guarantee fee received			2.4	—	—

Other income from continuing operations			4.8	1.3	6.0
Other income from discontinued operations			—	186.3	190.6
Profit on sale of non-current assets – discontinued operations			—	44.0	271.9

Total other income			4.8	231.6	468.5

SUBTOTAL NET REVENUES				2,452.5	3,285.4
Proceeds from sale of non-current assets			—	101.0	685.9
Less profit on disposal of non-current assets			—	(44.0)	(275.1)

OPERATING REVENUE			4.8	2,509.5	3,696.2

(a) Net sales revenue includes:
Currency hedging losses			—	(108.3)	(328.2)
Commodity hedging gains/(losses)			—	(5.2)	66.2

			—	(113.5)	(262.0)

[1]	Amounts included in revenue which were based on provisional pricing as described in accounting policy Note 1(u) were as follows:

Year	A$m
2003	—
2002	63.4
2001	60.5

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

3.	DISCLOSURES ABOUT ITEMS INCLUDED IN OPERATING INCOME/(LOSS) BEFORE INCOME TAX

Australian GAAP requires specific disclosure of certain items included in the calculation of income. This note does not include all costs.

	Notes		Year to 31 Dec 2003	Year to 31 Dec 2002	Year to 31 Dec 2001
			A$m	A$m	A$m

Operating Income/(loss) before income tax includes the following specific expenses:
Amortization and depreciation	3	(a)	17.8	489.9	613.9
Borrowing costs	3	(b)	8.7	140.6	295.2
Other charges against assets:
- bad debts written off/provided for			—	0.3	—
- write down of inventories to net realizable value			—	2.1	7.7
Stock written off			—	31.9	20.5
Exploration expenditure written off:
- grassroots			—	17.1	57.2
- supporting existing operations			—	3.4	19.3
- evaluation			—	13.8	18.6
Government royalties on sales or production			—	47.2	72.6
Provision for:
- employee entitlements			0.1	8.9	22.2
- rehabilitation			—	14.2	14.8
- diminution in value of investments			—	(0.8)	0.2
- obsolescence of stores			—	5.4	4.0
Research and development written off			—	0.3	0.4
Foreign exchange loss/(gain)			—	20.2	20.6
Operating lease rentals			0.1	7.3	12.6
Demerger costs			—	46.0	—

(a) Amortization and depreciation
Amortization:
-government facilities			—	1.5	1.7
-mine properties and mine development			—	128.9	248.3
-goodwill/intangibles			—	13.4	16.1
-research and development			—	0.5	1.7
Depreciation:
-plant and equipment			0.1	304.3	301.2
-land and buildings			—	23.6	27.2

			0.1	472.2	596.2
-equity goodwill			17.7	17.7	17.7

Total amortization and depreciation charged to profit			17.8	489.9	613.9

(b) Borrowing costs
Interest and finance charges paid/payable			8.7	143.7	295.2
Deferred to qualifying assets			—	(3.1)	—

Interest charged to income			8.7	140.6	295.2

Interest received/receivable
- continuing operations			(2.4)	(1.3)	(2.8)
- discontinued operations			—	(96.9)	(151.5)

Interest credited to income			(2.4)	(98.2)	(154.3)

Net charge to income			6.3	42.4	140.9

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

4.	EXCEPTIONAL ITEMS

	Year to 31 Dec 2003	Year to 31 Dec 2002	Year to 31 Dec 2001
	A$m	A$m	A$m
(a) Gains/(Charges)
Discontinued Operations:
Demerger cost – advisors fees and other costs	—	(46.0)	—
Profit on disposal of Central Norseman Gold Corporation Limited	—	25.1	—
Profit on disposal of the right to gold royalty received from the sale of St Ives and Agnew operations	—	15.4	—
Profit on disposal of the Long/Victor mines at Kambalda	—	12.0	—
Insurance proceeds (material damage and business interruption) received in relation to the fire at the Olympic Dam solvent extraction plant	—	62.3	—
Costs associated with lost production due to the fire at Olympic Dam solvent extraction plant	—	(92.5)	—
Proceeds received from early termination of interest rate swaps	—	75.9	—
Profit on disposal of St Ives and Agnew gold operations	—	—	238.8[2]
Net loss on the early termination of commodity and currency hedging associated with the gold business	—	—	(103.2)
Profit on disposal of Three Springs Talc Operation	—	—	18.6
Write off of assets and costs associated with the fire at Olympic Dam solvent extraction plant	—	—	(71.8)[1]
Profit on disposal of equity interest in Mondo Minerals	—	—	61.2
Cost of redundancies and closure costs associated with the restructuring of the service and exploration functions	—	—	(21.5)

	—	52.2	122.1
Equity earnings of associates included the following exceptional item:
Equity share of write down of AWAC refining and chemical assets and associated provisions	—	—	(88.0)

Exceptional items before income tax	—	52.2	34.1

[1]	In late October 2001 the Copper/Uranium business unit suffered a fire at the Olympic Dam facility which caused considerable damage to the copper and uranium solvent extraction circuits in the processing plant. The damaged plant required rebuilding and the carrying value of the impaired assets ($52.3 million) was written off as a part of exceptional items. The balance of the exceptional item for Olympic Dam was a further charge of $19.5 million incurred in relation to costs associated with lower production of copper and uranium.

[2]	An amount of $25 million is included in the profit on disposal relating to a right to future royalties that did not comply with all the criteria under US GAAP for recognition in profit in 2001. Refer to Note 35.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

4.	EXCEPTIONAL ITEMS (continued)

	Year to 31 Dec 2003	Year to 31 Dec 2002	Year to 31 Dec 2001
	A$m	A$m	A$m
(a) Gains/(Charges)
Income tax credits/(expenses) on:
Demerger cost – advisors fees and other costs	—	13.8	—
Profit on disposal of the Long/Victor mines at Kambalda	—	(2.6)	—
Insurance proceeds (material damage and business interruption) received in relation to the fire at the Olympic Dam solvent extraction plant	—	(18.7)	—
Costs associated with lost production due to the fire at Olympic Dam solvent extraction plant	—	27.8	—
Proceeds received from early termination of interest rate swaps	—	(22.8)	—
Profit on disposal of St Ives and Agnew gold operations	—	—	3.4
Net loss on the early termination of commodity and currency hedging associated with the gold business	—	—	31.0
Profit on disposal of Three Springs Talc Operation	—	—	1.4
Write off of assets and costs associated with the fire at Olympic Dam solvent extraction plant	—	—	21.5
Profit on disposal of equity interest in Mondo Minerals	—	—	(10.1)
Cost of redundancies and closure costs associated with the restructuring of the service and exploration functions	—	—	4.8
Profit on sale of tenements at Kambalda	—	—	—
Equity share of write down of AWAC refining and chemical assets and associated provisions	—	—	7.1

Income tax credit on above exceptional items:
-discontinued operations	—	(2.5)	52.0
-earnings from associates	—	—	7.1

Gain on exceptional items after tax	—	49.7	93.2

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

5.	INCOME TAX

	Notes		Year to 31 Dec 2003	Year to 31 Dec 2002	Year to 31 Dec 2001
			A$m	A$m	A$m
(a) Pre-tax operating (loss)/income
(Loss)/income from continuing operations			(16.5)	(6.9)	1.1
Loss from discontinued operations			—	(100.0)	(143.9)
Gain on disposal of discontinued operations			—	40.5	215.4

Pre-tax operating (loss)/income			(16.5)	(66.4)	46.3

Prima facie tax credit/(expense) for the period at the rate of 30%			5.0	19.9	(13.9)
The following tax effect on these items caused the total charge for income tax to vary from the above:
Research and development			—	2.2	0.9
Exchange gains from return of capital			—	—	2.3
Non-taxable capital gains			—	12.1	12.4
Depreciation and amortization			—	0.7	0.4
Non-deductible expenses			(3.0)	(2.3)	(2.2)
Current year tax losses not available			—	(9.7)	—
Future income tax benefits movements				(0.5)	67.8
Variance between Australian and foreign tax rates				(0.5)	0.8
Withholding tax			(1.4)	1.8	0.5
Attributable foreign source income			—	—	(0.8)
Exempt income				0.9	1.6

Income tax credit for the period			0.6	24.6	69.8
Adjustment for over provision in prior years			4.1	—	6.5
Tax losses from prior years brought to account			4.6	—	—

Total income tax credit			9.3	24.6	76.3

Income tax credit comprises:
Continuing Operations:
- Normal			9.3	0.3	1.2
Discontinued Operations:
- Normal			—	26.8	23.1
- Exceptional – gains and losses	4		—	(2.5)	52.0

	5	(d)	9.3	24.6	76.3

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

5.	INCOME TAX (continued)

(b)	Future income tax benefits

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

(iii)	the reversal of all other timing differences comprising the balance of the account is assured beyond any reasonable doubt.

Realization of future benefits attributable to tax losses and timing differences will only arise in the event that:

•	the company, or where applicable another Group company, derives future assessable income within the prescribed time limit of a nature and of an amount sufficient to enable the benefit from the deductions from the losses to be realized;

•	the Group companies continue to comply with the conditions for deductibility imposed by the law; and

•	no changes in tax legislation adversely affect the Group companies in realizing the benefit from the deductions for
the	losses.

	Notes		Year to 31 Dec 2003	Year to 31 Dec 2002	Year to 31 Dec 2001
			A$	A$	A$
(c) The components of operating profit/(loss) before income tax were:
Australian			—	—	28.7
Other			—	—	21.0

			—	—	49.7

(d) Income tax credit/(expense) is comprised of:
Current:
Australian			0.6	(3.8)	(3.2)
United States Federal			—	2.6	—
Other			—	(1.1)	(0.1)

			0.6	(2.3)	(3.3)

Deferred income tax:
Australian			—	(26.8)	(102.6)
United States Federal			—	0.1	—

	5	(e)	—	(26.7)	(102.6)

Future income tax benefit:
Australian			—	56.1	122.9
United States Federal			—	—	0.8

			—	56.1	123.7

Tax credit/(expense) attributable to operating profit/(loss)			0.6	27.1	17.8
Prior period adjustment			8.7	—	6.5
Income tax credit on exceptional items	4		—	(2.5)	52.0

Total income tax credit/(expense)	5	(a)	9.3	24.6	76.3

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

5.	INCOME TAX (continued)

	Year to 31 Dec 2003	Year to 31 Dec 2002	Year to 31 Dec 2001
	A$m	A$m	A$m

(e) The significant timing differences included in deferred income tax were:
Accelerated depreciation	—	(13.1)	(45.2)
Stores	—	3.6	1.1
Stock adjustment to market value	—	(6.5)	(101.1)
Amounts set aside to provision accounts	—	0.4	9.1
Tax losses	—	(12.6)	52.2
Prepayments	—	0.2	(0.4)
Financial instruments accruals	—	11.9	(18.5)
Foreign exchange	—	(14.5)	1.3
Other	—	3.9	(1.1)

	—	(26.7)	(102.6)

(f)	Operating tax losses carried forward expire as summarized below:

	Year of Expiry	A$m
Australia	Indefinitely	2.3
United States of America	2007	1.4
	2008	6.3
	2009	8.3
	2010	21.8
	2019	9.5
	2020	1.6
	2021	55.5
	2022	38.2
	2023	60.5

		203.1

Other countries	Indefinitely	0.2

Total operating income tax losses		205.6

Capital losses and timing differences relate mainly to losses which have not yet been realized or where they are realized and can be carried forward indefinitely.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

6.	EARNINGS PER SHARE

	Year to 31 Dec 2003	Year to 31 Dec 2002	Year to 31 Dec 2001
	Cents per share
Basic earnings per share calculated on Group equity accounted profit after income tax and minority interests(1)	20.9	15.7	36.4

Diluted earnings per share calculated on Group equity accounted profit after income tax and minority interests	20.9	15.5	36.5

Basic earnings per share calculated on net income in accordance with US GAAP (note 35)(2)
-continuing operations	20.9	22.0	5.2
-discontinued operations	—	8.8	24.4
-transitional adjustment on adoption of new policy for asset retirement obligations (FAS143)	1.0	—	—
-transitional adjustment on adoption of new policy for amortization of mine development and post-production waste removal costs	—	(3.5)	—
-cumulative effect gain write off of negative goodwill	—	0.3	—

Basic earnings per share	21.9	27.6	29.6

Diluted earnings per share calculated on net income in accordance with US GAAP (note 35):
-continuing operations	20.8	21.7	5.3
-discontinued operations	—	8.8	24.4
-transitional adjustment on adoption of new policy for asset retirement obligations (FAS143)	1.0	—	—
-transitional adjustment on adoption of new policy for amortization of mine development and post-production waste removal costs	—	(3.5)	—
-cumulative effect gain write off of negative goodwill	—	0.3	—

Diluted earnings per share	21.8	27.3	29.7

	Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	Potential ordinary shares from the conversion of partly paid shares and options	Weighted average number of ordinary shares outstanding during the year including potential ordinary shares used in the calculation of diluted earnings per share
Year to 31 Dec, 2003	1,132,189,594	1,563,234	1,133,752,832
Year to 31 Dec, 2002	1,112,878,659	11,556,839	1,124,435,498
Year to 31 Dec, 2001	1,103,323,901	17,474,000	1,120,797,901

	Year to 31 Dec 2003	Year to 31 Dec 2002	Year to 31 Dec 2001
	Cents per share
Australian GAAP
(1) Earnings per share from continuing operations	20.9	18.8	25.5
Earnings per share from discontinued operations	—	(3.1)	10.9

	20.9	15.7	36.4

US GAAP
(2) Earnings per share from continuing operations	20.9	22.3	5.2
Earnings per share from discontinued operations	—	5.3	24.4

	20.9	27.6	29.6

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

6.	EARNINGS PER SHARE (continued)

(a)	Information concerning classification of securities

The partly paid shares carry the right to participate in dividends in proportion to the amount paid relative to the total issue price (for partly paid shares issued in 1987, relative to the nominal value), and to that extent they have been recognized as equivalents of ordinary shares in the determination of basic earnings per share. At balance date there were nil, (December 2002: nil; December 2001: 629,000) partly paid shares, callable at the option of the holders and which at balance date were considered dilutive for the purpose of the calculation of diluted earnings per share. At balance date there were 8,059,600 (December 2002: 10,966,720; December 2001: 15,891,863) options which were considered potentially dilutive and therefore, were used in the calculation of diluted earnings per share.

(b)	Comparative information

The basic earnings per share as presented and diluted earnings per share for the current and previous periods have been adjusted for the conversion of partly paid shares. The adjustment is in accordance with the Australian Accounting Standard AASB 1027 “Earnings Per Share”.

(c)	Conversion, call, subscription or issue after 31 December 2003

There have been no material conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before completion of these financial statements.

	Year to 31 Dec 2003	Year to 31 Dec 2002	Year to 31 Dec 2001
	A$m	A$m	A$m
(d) Reconciliation of earnings used in the calculation of earnings per share

Net Income	236.9	174.5	401.7
Nominal interest from the conversion of partly paid shares and options	—	2.2	7.5

Potential diluted earnings	236.9	176.7	409.2

US GAAP earnings before cumulative effect of accounting change (Note 35)	237.1	342.5	326.5
Transitional adjustment on adoption of new policy for asset retirement obligations (FAS143)	11.1	—	—
Prior years cumulative effect of change in accounting for start-up activities	—	(39.5)	—
Cumulative effect gain write off of negative goodwill	—	3.7	—

Net US GAAP earnings	248.2	306.7	326.5

7.	FINANCIAL REPORTING BY SEGMENT

(a) Business segments
Year ended 31 December 2003

As a result of the demerger, Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC. The company operates in the Alumina/aluminium business through its equity interests in AWAC.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

7.	FINANCIAL REPORTING BY SEGMENT (continued)

(b)	Business segments (continued)

	Year ended 31 December 2002
	A$m
Consolidated	Copper/ uranium	Alumina/ aluminium	Nickel	Fertilizers	Consolidated
Revenue
Segment revenues[1,6]	682.9	—	1,206.3[10]	401.9	2,291.1
Unallocated revenue[2]					107.4
Less insurance proceeds					(67.2)
Less proceeds from sale of non-current assets					(101.0)
Less other sundry revenue					(9.4)

Operating revenues					2,220.9

Result
Segment result	(19.6)[4]	(6.3)	198.9[4]	(50.1)	122.9
Share of net profit or loss/result of equity accounted investments	—	216.3	—	—	216.3
Unallocated profit[3]					45.4
Unallocated corporate expenses:
New business[8]					(32.0)
Regional exploration[7]					(26.1)
Corporate[9]					(109.1)
Finance and other costs					(25.1)
Net borrowing costs					(42.4)

Profit from ordinary activities before income tax but after outside equity interest					149.9
Income tax benefit					24.6

Net profit					174.5

Depreciation and amortization	212.8	17.7	195.9	56.5	482.9
Unallocated					7.0

Consolidated depreciation and amortization					489.9

Other non-cash expenses	13.1	—	37.6	9.3	60.0

Assets
Segment assets	—	26.4	—	—	26.4
Equity accounted investments	—	1,668.7	—	—	1,668.7

Consolidated total assets					1,695.1

Liabilities
Segment liabilities	—	541.6	—	—	541.6

Consolidated total liabilities					541.6

Acquisitions of non-current assets	189.3	—	174.7	43.0	407.0
Unallocated					9.7

Total acquisitions of non-current assets					416.7

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

7.	FINANCIAL REPORTING BY SEGMENT (continued)

(a)	Business segments (continued)

	Year ended 31 December 2001
	A$m
Consolidated	Copper/ uranium	Alumina/ aluminium	Nickel	Fertilizers	Consolidated
Revenue
Segment revenues[1,6]	812.8	—	1,217.4[10]	379.1	2,409.3
Unallocated revenue					1,123.4
Less insurance proceeds					(23.1)
Less proceeds from sale of non-current assets					(685.9)
Less other sundry revenue					(6.8)

Operating revenues					2,816.9

Result
Segment result	47.9	(3.4)	147.4[4]	(89.4)	102.5
Share of net profit or loss/result of equity accounted investments	—	279.1	—	—	279.1
Unallocated profit					282.4
Unallocated corporate expenses:
New business[8]					(43.7)
Regional exploration[7]					(63.7)
Corporate[9]					(68.9)
Finance and other costs					(21.4)
Net borrowing costs					(140.9)

Profit from ordinary activities before income tax but after outside equity interest					325.4
Income tax benefit					76.3

Net profit					401.7

Depreciation and amortization	181.9	17.7	222.5	66.0	488.1
Unallocated					125.8

Consolidated depreciation and amortization					613.9

Other non-cash expenses	80.3	6.0	36.0	21.9	144.2

Assets
Segment assets	2,811.1	—	1,691.1	1,137.3	5,639.5
Equity accounted investments	—	1,675.6	—	—	1,675.6
Unallocated corporate assets					2,697.2[5]

Consolidated total assets					10,012.3

Liabilities
Segment liabilities	387.6	—	431.8	78.7	898.1
Unallocated corporate and other liabilities					4,260.8

Consolidated total liabilities					5,158.9

Acquisitions of non-current assets	75.3	—	227.1	42.3	344.7
Unallocated					112.2

Total acquisitions of non-current assets					456.9

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

7.	FINANCIAL REPORTING BY SEGMENT (continued)

Description of each business segment

Alumina/aluminium	Share of net profit or loss/result of equity accounted investment in Alcoa World Alumina and Chemicals (AWAC), and alumina business unit costs.

Copper/uranium	Exploration, development, mining and refining of copper, uranium, silver and gold in South Australia.

Nickel	Exploration, development, mining, smelting and refining of nickel in Western Australia.

Fertilizers	Production of fertilizer products in Phosphate Hill, Queensland and distribution of fertilizer products via Hi-Fert.

(b)	Geographical segments

	Year ended 31 December 2003
	A$m
Consolidated	Australia	North America	Europe	Asia	Other	Total
Segment revenue by location of customer	—	—	—	—	—	—
Unallocated revenue						—

Consolidated revenue						—

Segment assets by location of assets	821.7	365.2	162.6	—	449.6	1,799.1

Consolidated total assets						1,799.1

Acquisitions of non-current assets	0.3	—	—	—	—	0.3

Total acquisitions of non-current assets						0.3

	Year ended 31 December 2002
	A$m
Consolidated	Australia	North America	Europe	Asia	Other	Total
Segment revenue by location of customer	482.3	239.6	664.0	301.7	—	1,687.6
Unallocated revenue						533.3

Consolidated revenue						2,220.9

Segment assets by location of assets	595.2	440.5	186.4	—	473.0	1,695.1

Consolidated total assets						1,695.1

Acquisitions of non-current assets	407.3	0.1	—	—	—	407.4
Unallocated						9.3

Total acquisitions of non-current assets						416.7

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

7.	FINANCIAL REPORTING BY SEGMENT (continued)

(b)	Geographical segments (continued)

	Year ended 31 December 2001
	A$m
Consolidated	Australia	North America	Europe	Asia	Other	Total
Segment revenue by location of customer	816.9	366.2	788.7	478.9	—	2,450.7
Unallocated revenue						366.2

Consolidated revenue						2,816.9

Segment assets by location of assets	6,200.9	626.0	175.4	—	—	7,002.3
Unallocated corporate and other assets						3,010.0[5]

Consolidated total assets						10,012.3

Acquisitions of non-current assets	447.6	0.2	—	—	—	447.8
Unallocated						9.1

Total acquisitions of non-current assets						456.9

[1]	Segment revenues include intermediate product sales.

[2]	Unallocated revenue includes $33.5m from sale of CNGC and $45.0m from sale of the right to a gold royalty (refer to note 4).

[3]	Unallocated profit includes $25.1m from sale of CNGC and $15.4m from sale of the right to a gold royalty (refer to note 4).

[4]	Segment result for Copper/uranium and Nickel differs from note 34 due to unallocated interest.

[5]	Includes deferred losses on hedging contracts of $1,345.9 million.

[6]	Segment revenues for each business unit includes currency and commodity hedging allocated as follows:

	A$m
	2003	2002	2001
Copper/uranium	—	(41.6)	(102.9)
Nickel	—	(58.3)	(141.5)
Fertilizer	—	(12.3)	(29.5)

	—	(112.2)	(273.9)

[7]	Unallocated regional exploration expenditure

Alumina allocated its expenditure on the search for and evaluation of new or additional mineral reserves over three headings; additional exploration, regional exploration and project exploration. Additional exploration is expenditure which, if successful, will define new reserves at existing operations. These reserves will usually require new facilities for extraction, although they will probably utilise existing management and infrastructure. Exploration charges for additional exploration expenditure are allocated to the appropriate business segment although such exploration is not necessarily directly related to segment production. Regional, project and evaluation exploration which cover expenditures in new areas up to the point where a decision is made either to develop to the production stage or to abandon exploration in the area, are the responsibility of other management and are disclosed in those segments. Expenditure which extends reserves at existing operations, which would probably be extracted with existing facilities, continues to be included with mine development expenditure.

[8]	New Business included identification, evaluation and implementation of new opportunities.

[9]	Corporate includes unallocated corporate overheads.

[10]	Includes US$137.0 million (A$267.1 million) from a significant customer in 2002 and US$137.0 million (A$267.1 million) in 2001.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

8.	DIVIDENDS DECLARED AND PAID

	Year to 31 Dec 2003	Year to 31 Dec 2002	Year to 31 Dec 2001
	A$m	A$m	A$m
Interim dividend No. 48 of 10 cents fully franked at 30% per fully paid share declared 24 July 2003 and paid 10 September 2003 (2002: 5 cents fully franked at 30% per fully paid share declared 13 August 2002 and paid 10 September 2002).	112.9	55.6	176.8
Final dividend No. 47 of 13 cents fully franked at 30% per fully paid share, paid on 8 April 2003 (2002: 13 cents fully franked at 30% per fully paid share declared 26 February 2002 and paid 15 May 2002).	146.7	144.1	144.1
Special unfranked dividend of 73 cents distributed to effect the demerger.	—	823.0	—

	259.6	1,022.7	320.9

(a)	Dividends not recognized at year end

In addition to the above dividends, since year end the Directors have recommended the payment of a final dividend No. 49 of 10 cents fully franked at 30% per fully paid share, declared 28 January 2004 and payable on 30 March 2004. The aggregate amount of the proposed dividend expected to be paid out of retained profits at 31 December 2003, but not recognized as a liability at year end as a result of the change in accounting policy for providing for dividends is $115.9 million.

(b)	Franking account

Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in these financial statements: Class ‘C’ (30%) franking credits	38.3	37.1	(124.3)
The fully franked dividends received from Alcoa of Australia Limited (“AofA”) in the financial year were	266.9	261.8	314.0

Due to changes in the Australian Tax Legislation, the franking account is maintained on a tax paid basis from 1 July 2002.

The shortfall between the balance of the franking account credits and the franking credits required for final dividend 49 is obtained from the proposed dividend of $40.0 million (franked to 30%) from “AofA” due for payment on 29 March 2004.

9.	CURRENT ASSETS – CASH ASSETS

		As at 31 December
	Notes	2003	2002
		A$m	A$m
Cash at bank and on hand		41.7	15.0
Short term deposits (maturity of three months or less)		—	8.2
Money market deposits (maturity of three months or less)		123.6	—

		165.3	23.2

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

10.	CURRENT ASSETS – RECEIVABLES

		As at 31 December
	Notes	2003	2002
		A$m	A$m
Loans to employees on share purchases		—	1.2
Australian Taxation Office – tax refund*		3.6	—
Other debtors		0.4	1.1

		4.0	2.3

* Receivable from Australian Taxation Office relates to overpayment of taxes in prior periods. The refund is due to a retrospective change in legislation occurring with the passing of Australian ttaxation laws amendment bill No 5 (2003) in December 2003.

11.	CURRENT ASSETS – OTHER

Prepayments	—	0.5
Other	0.3	0.4

	0.3	0.9

12.	INVESTMENTS IN ASSOCIATES

(a)	Securities not quoted on a prescribed stock exchange

(i)	Securities in entities forming Alcoa World Alumina and Chemicals (AWAC) with Alcoa Inc.

	Notes		Year to 31 Dec 2003	Year to 31 Dec 2002	Year to 31 Dec 2001
			A$m	A$m	A$m
Securities at cost:
- balance brought forward			1,220.9	1,192.5	1,148.4
- increase in investment in Halco and MRN			—	72.9	—
- foreign currency revaluation			(112.0)	(44.5)	48.6
- sale of equity interest in Alcoa Moerdijk BV			—	—	(4.5)
- increase in investment in Alcoa of Australia*			108.4	—	—

Equity accounted cost of AWAC			1,217.3	1,220.9	1,192.5
Equity in retained profits of AWAC	12	(c)(i)	407.7	346.5	411.2
Equity in reserves of AWAC	12	(d)(i)	—	101.3	71.9

Equity accounted carrying value of AWAC			1,625.0	1,668.7	1,675.6

(ii) Other entities - Mondo Minerals Oy:

Securities at cost:
- balance brought forward			—	—	46.5
- foreign currency revaluation			—	—	0.5

			—	—	47.0
Equity in retained profits			—	—	14.0
Sale of equity interest in Mondo Minerals**			—	—	(61.0)

Equity accounted carrying value of other entities			—	—	—

Total equity accounted investments			1,625.0	1,668.7	1,675.6

*	On acquisition, Alumina deemed the carrying amounts of the identifiable assets and liabilities of AofA ($18.2 million for ¾% interest share, at the purchase date) to be appropriate. The excess of the fair value over the book value of the underlying assets (A$90.2 million) was assigned to the bauxite mineral rights and allocated pro rata between reserves and resources. The allocation to reserves will be depreciated over the life of the reserves (currently 7.4 years) and the amount allocated to resources will be transferred to reserves as conversion occurs and the reserves depreciated as they are consumed in production.

**	On 24 January 2001 Alumina Limited (previously WMC Limited) sold its 50 per cent equity interest in the Mondo Minerals Talc joint venture, effective 1 January 2001.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

12.	INVESTMENTS IN ASSOCIATES (continued)

	Notes	Year to 31 Dec 2003	Year to 31 Dec 2002	Year to 31 Dec 2001
		A$m	A$m	A$m
(b) Equity accounted share of profits and dividends
Equity share of profits before tax and goodwill		383.5	370.6	494.2
Equity goodwill amortization		(17.7)	(17.7)	(17.7)

		365.8	352.9	476.5
Equity share of tax
-normal		(121.7)	(136.6)	(204.5)
-exceptional	4	—	—	7.1

		244.1	216.3	279.1

Equity share of profits - Continuing operations - Discontinuing operations		244.1 —	216.3 —	279.1 —

		244.1	216.3	279.1

Dividends received/receivable by Alumina from continuing operations		(284.2)	(281.0)	(377.0)

(Shortfall)/surplus of equity profits over dividends received/receivable		(40.1)	(64.7)	(97.9)

(c) Share of retained profits (i) AWAC

(Shortfall)/surplus of AWAC equity accounted profit over dividends received/receivable		(40.1)	(64.7)	(97.9)
Transfer from reserves		101.3	—	—
Sale of equity interest in Alcoa Moerdijk BV		—	—	(4.4)
Balance brought forward		346.5	411.2	513.5

Balance of AWAC retained profits carried forward		407.7	346.5	411.2

* excludes amortization of equity carrying value realized in forming AWAC

(ii) Other entities – Mondo Minerals Oy:

Balance brought forward		—	—	14.0
Sale of equity interest in Mondo Minerals		—	—	(14.0)

Balance of Mondo Minerals retained profits carried forward		—	—	—

Total equity share in retained profits carried forward		—	346.5	411.2

(d) Equity accounted share of reserves of associated entities

(i) AWAC

Opening balance		101.3	71.9	80.7
Transfer to retained profits		(101.3)	—
Movement during the year		—	29.4	(8.8)

Total equity share of reserves		—	101.3	71.9

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

12.	INVESTMENTS IN ASSOCIATES (continued)

(e)	Accounting policies

(i)	The audited consolidated financial statements of the entities forming AWAC are prepared in accordance with US Generally Accepted Accounting Principles (US GAAP). Except for Alcoa of Australia Ltd (“AofA”), the reported profit after tax of AWAC is based on these US GAAP financial statements. Financial statements in US dollars have been translated to Australian dollars using average exchange rates for the period for profit and loss items, and closing rates for balance sheet items. Adjustments are made for accounting policies not allowed under Australian Generally Accepted Accounting Principles (Aust GAAP). The principal adjustments are to the valuation of inventories from last-in-first-out basis to a basis equivalent to weighted average cost, to treat the cost of stock options issued under the Alcoa employee long term incentive plan as a charge against profit and to reverse any excesses or shortfalls of the superannuation fund assets over accrued membership benefits taken to the statement of financial performance.

(ii)	Included in the equity accounted carrying amount at which the equity investment in AWAC is recorded, are amounts for goodwill, including profits realized in forming AWAC, of A$175.0 million (Dec 2002: A$192.7 million, Dec 2001: A$210.4 million) which are being amortized over periods out to 2014.

(f)	On an equity accounted basis, the investment is recorded at net cost, and a share of profit is recognized after deduction of equity goodwill amortization.

(g)	Additional information on associated entities

		Percentage equity
Name	Principal activities	2003		2002	2001
(i) Entities forming AWAC
Alcoa of Australia Ltd	Fully integrated aluminium production	40.00	*	39.25	39.25
Alcoa Alumina & Chemicals LLC	Production of alumina & alumina based chemicals	40.00		40.00	40.00
Alcoa Chemie Nederland BV**	Production of alumina based chemicals	40.00		40.00	40.00
Alcoa Moerdijk BV	Production of alumina based chemicals	—		—	40.00
Alcoa Chemie GmbH**	Production of alumina based chemicals	40.00		40.00	40.00
Abalco S.A.	Production of bauxite and alumina	40.00		40.00	40.00
Alcoa Caribbean Alumina Holdings LLC	Holding company	40.00		40.00	40.00
Alumina Espanola S.A.	Production of alumina & alumina based chemicals	40.00		40.00	40.00
(ii) Other associates
Agnew Pastoral Company Pty. Ltd	Manage pastoral leases	40.00		40.00	—
Weebo Pastoral Company Pty. Ltd	Manage pastoral leases	40.00		40.00	—

*	In December 2003, Alumina increased its interest in Alcoa of Australia through purchasing QBE Limited’s 0.75% interest by issuing 18,372,881 shares in Alumina. The acquisition was accounted for based on Alumina’s closing price on 12 December 2003 of $5.90 (the closing price on the trading day prior to the date when the purchase was agreed).

**	Both Alcoa Chemie Nederland BV and Alcoa Chemie GmbH will be sold subsequent to balance date (refer note 37)

AWAC has a governing strategic council of five members of which Alumina appoints two, including the deputy chairman.

	2003	2002	2001
	A$m	A$m	A$m
(h) Expenditure commitments and contingent liabilities
- other expenditure commitments contracted for, including long term commitments for gas and electricity	1,930.9	3,027.4	2,506.0

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

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

(i)	Alumina’s share of aggregate incorporated joint ventures:

Exchange rates used to convert summarized financial data in Australian dollars:

AUD:USD
Balance sheet items	0.7516
Income statement items	0.6531

	Year to 31 Dec 2003	Year to 31 Dec 2002	Year to 31 Dec 2001
	A$m	A$m	A$m
Current assets	499.4	600.2	736.7
Non-current assets	1,811.7	1,758.6	1,812.0
Current liabilities	(379.2)	(429.8)	(591.4)
Non-current liabilities	(478.3)	(449.0)	(487.9)
Minority interest	(3.6)	(4.0)	(4.2)

Net assets	1,450.0	1,476.0	1,465.2
Goodwill	175.0	192.7	210.4

Carrying value	1,625.0	1,668.7	1,675.6

Revenues	2,041.7	2,093.2	2,385.4
Expenses	(1,658.2)	(1,722.6)	(1,891.2)

Profit before income tax	383.5	370.6	494.2
Income tax expense	(121.7)	(136.6)	(204.5)
Exceptional tax credit	—	—	7.1

Profit after income tax	*261.8	*234.0	*296.8

*	excludes amortization of goodwill

(j) Summarized AWAC financial information:
Current assets	1,248.5	1,514.6	1,859.6
Non-current assets	4,303.9	4,490.5	4,427.6
Current liabilities	(948.0)	(1,085.2)	(1,494.3)
Non-current liabilities	(1,195.8)	(1,144.7)	(1,242.5)
Minority interest	(9.1)	(10.1)	(8.6)

Total shareholders’ equity	3,399.5	3,765.1	3,541.8

Profit after income tax	667.0	597.1	786.7

This summarized financial information is prepared on a basis consistent with that described in Note 12(e).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

13.	NON-CURRENT ASSETS - PROPERTY, PLANT AND EQUIPMENT

			As at 31 December
	Notes		2003 A$m	2002 A$m
Plant and equipment	13	(a)	0.4	—

(a) Plant and equipment
Cost			0.4	—
Provisions for depreciation and write-off			—	—

			0.4	—

(b)	Reconciliations

Reconciliation of the carrying amount at the beginning and end of the current financial year is set out below.

	Plant and equipment
	A$m
Carrying amount at 1 January 2003	—
Additions	0.4
Depreciation/amortization expense	—

Carrying amount at 31 December 2003	0.4

14. NON-CURRENT ASSETS – DEFERRED TAX ASSETS
Future income tax benefit	—	—

Future income tax benefit - US GAAP
Future income tax benefit before valuation allowance:
- Income tax losses	65.3	58.5
- Income tax timing differences	(29.8)	(36.3)
- Capital losses	321.2	318.5

	356.7	340.7

Valuation allowance:
(Australian GAAP, Income tax benefits not brought to account)
- Income tax losses	(65.3)	(58.5)
- Income tax timing differences	29.8	36.3
- Capital losses	(321.2)	(318.5)

	(356.7)	(340.7)

Future income tax benefit after valuation allowance:
(Australian GAAP, future income tax benefits)
- Income tax losses	—	—
- Income tax timing difference	—	—

	—	—

15. CURRENT LIABILITIES – PAYABLES
Trade creditors	2.6	0.1
Other creditors	0.6	2.5

	3.2	2.6

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

			As at 31 December
	Notes		2003	2002
			A$m	A$m
16. CURRENT LIABILITIES – INTEREST BEARING LIABILITIES
Borrowings	16	(a)	467.0	534.8

			467.0	534.8

(a) Description
Bank loans at floating interest rates applicable in the United States of America (Weighted average rate of 1.4% (2002:1.7%)			467.0	534.8

(b) Currencies
The above borrowings are due in the following currency:
US dollars			351.0	303.0

A$ equivalent of above currency			467.0	534.8

(c) Exchange rates
Exchange rates as at balance date used in translations:
A$1 = US$			0.7516	0.5666
(d) Analysis of repayments
Current liabilities:
In one year or less			467.0	534.8

(e)	Current liabilities - borrowings and overdrafts

Category of aggregate short term borrowings	Balance at end of year	Weighted average interest rate on balance date borrowings	Maximum amount outstanding during period(i)	Average amount outstanding during period(ii)	Weighted average interest rate during period(iii)
	A$m	%	A$m	A$m	%
Year ended 31 December 2003
Other loans	467.0	1.4	542.3	517.0	1.5

	467.0

Year ended 31 December 2002
Other loans	534.8	1.7	662.7	544.9	3.7

	534.8

(i)	Based on bank statement balances.

(ii)	Based on average monthly balances.

(iii)	Based on weighted average monthly interest rates.

(iv)	There are no significant unused committed lines of credit for short-term financing.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

			As at 31 December
	Notes		2003	2002
			A$m	A$m
17. CURRENT LIABILITIES – CURRENT TAX
Current income tax			2.5	1.7

18. CURRENT LIABILITIES – PROVISIONS
Employee entitlements			0.1	0.1
Other			—	—

			0.1	0.1

19. NON-CURRENT LIABILITIES – DEFERRED TAX LIABILITIES
Deferred income tax	19	(a)	—	2.2

(a) The timing differences represented by the provision for deferred income tax are:
Employee provisions			—	(0.1)
Foreign exchange			—	2.4
Other			—	(0.1)

			—	2.2

20. NON-CURRENT LIABILITIES – PROVISIONS
Employee entitlements			0.2	0.2

(i)	The aggregate of provisions for employee entitlements as shown in Notes 18 and 20 are $0.3 million(2002: $0.3 million).

21.	CONTRIBUTED EQUITY

Share capital issued and fully paid
Balance brought forward	220.2	3,190.9
Shares issued:
- converted from partly paid	—	2.2
- options exercised	56.2	36.3
Shares issued to acquire Corridor Sands	—	123.8
Shares issued to acquire QBE’s 0.75% share of Alcoa of Australia	108.4	—
Less: return of capital to effect the demerger	—	(3,133.0)

Total issued capital	384.8	220.2

	Number of fully paid shares		Number of partly paid shares
Movements in issued shares	2003	2002	2003	2002
Opening number of shares	1,128,333,747	1,108,821,653	—	629,000
Issued under Employee Share Scheme	13,071.920	4,802,490	—	—
Conversion of partly paid shares	—	629,000	—	(629,000)
Allotment for purchase of Corridor Sands	—	14,080,604	—	—
Allotment for purchase of 0.75% of Alcoa of Australia	18,372,881	—

Closing number of shares	1,159,778,548	1,128,333,747	—	—

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

21.	CONTRIBUTED EQUITY (continued)

(a)	The demerger in 2002 incorporated a Share Scheme, consisting of a capital reduction and a dividend, under which:

•	The share capital of Alumina was reduced by $3.1 billion (an amount of A$2.78 per share on issue at the Share Scheme record date);

•	Alumina paid a notional cash dividend of $A0.73 per share on issue at the Share Scheme record date; and

•	The reduced share capital amount and the dividend were automatically applied by Alumina, on behalf of Alumina shareholders, to transfer to those shareholders one WMC Resources Ltd share for each Alumina share held at the Share Scheme record date (except Ineligible Overseas Shareholders who had the WMC Resources Limited shares to which they were entitled sold and the net sale proceeds remitted to them).

(b)	14,080,604 fully paid shares were allotted at $8.79 per share to facilitate WMC Resources Ltd’s acquisition of its interest in Corridor Sands.

(c)	18,372,881 fully paid shares were allotted at $5.90 per share to facilitate Alumina Limited’s acquisition of QBE Limited’s 0.75% interest in Alcoa of Australia in December 2003.

(d)	Ordinary shares entitle the holder to participate in dividends in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(e)	The Dividend Reinvestment Plan remains suspended.

(f)	Stock based compensation plans

The establishment of the WMC Employee Share Scheme was approved by shareholders at the Annual General Meeting held on 12 December 1987. Under the Scheme a number of share plans have operated. Fully paid shares, partly paid shares and share options have been granted to employees since establishment of the Scheme. From commencement of the WMC Employee Share Scheme to 31 December 2002, 10,354,645 fully paid shares, 21,008,700 partly paid shares and 63,611,300 options for fully paid shares had been issued under the Share Scheme, of which 21,008,700 partly paid shares and 39,978,047 options had been converted to fully paid ordinary shares and released from the Scheme. The fully paid shares of 10,354,645 have been issued to employees and are not considered as part of the current stock compensation calculation. A total of 15,573,653 options have lapsed.

(i)	Employee option plan

All permanent employees (including executive directors) of Alumina Limited and its subsidiaries who were employed by the company or a subsidiary were eligible to participate in the WMC Employee Share Scheme and be offered options for fully paid shares. Existing options allotted to Alumina employees remain exercisable until such time as their exercise periods expire. There is no ongoing option plan available to Alumina Limited directors or employees. Under the Scheme, the following issues have been made during the current and prior year:

•	7 May 2002 - 600,000 options for fully paid shares at an exercise price of $9.35 (4 employees).

The May 2002 issue had an exercise price of $9.35 per share as they were issued on terms equivalent to the 2001 WMC Option Plan The major provisions of the option plans provide that the employee may request that the options be converted after one year from the date of allotment. Options are exercisable at their issue price. Restrictions exist for certain employees on the number of options which can be exercised in any year. If the request to convert the options to shares has not been made, the Company must make the call at the completion of five years from the date of issue or termination of employment. Certain designated officers are not permitted to exercise options or buy and sell shares in the period between the end of the company’s half or full financial year and the release of the respective result.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

21.	CONTRIBUTED EQUITY (continued)

(ii)	Stock Appreciation Plan

In various years since approval of the Employee Share Scheme in 1987, the company has established Stock Appreciation Plans (SAPs) for the benefit of employees in countries outside Australia. The purpose of the SAPs was to provide such employees, who due to securities law constraints are not eligible to participate under the Options Plans, with benefits similar to those conferred by the Option Plans.

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

The partial paid shares were granted to a select few employees which makes the plan a compensatory plan under US GAAP. This results in stock compensation expense to the company when the market price is greater than the exercise price on date of grant. As a result of non interest bearing notes granted to the employees to purchase the partially paid shares, the shares were considered variable grants. Variable grants require the shares to be marked to market and compensation expense to be recognized for the difference between the fair value and the exercise price at each balance sheet date. All partly paid shares were converted to fully paid during 2002, prior to demerger. Compensation expense as a result of the mark to market recognition for the year ended 2002 $0.1 million (2001: $1.2 million).

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

(v)	Alumina Employee Share Plan

In 2003, the Company established an employee long term incentive plan which involves the on market purchase of the company’s shares which can vest to employees provided certain performance tests are achieved. The criteria are the Company’s share performance against a comparator group of 50 Australian-listed entities and a comparator group of 30 international entities listed on stock exchanges inside and Outside Australia. The maximum number of shares which could be awarded under the plan annually are purchased through a fully consolidated trust. The shares vest in December, provided the performance criteria are achieved. The compensation charge is recorded in the period when the shares vest with the employee as the liability is determined on that date. If all of the performance criteria are not achieved then the shares are treated as treasury shares in shareholder equity. In 2003, all performance criteria were achieved and 91,300 shares representing 0.008% of shares on issue were vested in the period.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

21.	CONTRIBUTED EQUITY (continued)

As at 31 December 2003, the market price per ordinary share was $6.57 and 8,059,600 options remained exercisable as follows:

Year of issue	Granted in 2003	Exercised in 2003	Exercisable/ Outstanding as at 31 December 2003	Exercise Price	Expiry Date
1998	—	902,920	—	$2.62	21 December 2003
1998	—	375,000	—	$2.88	21 December 2003
1999	—	2,196,400	1,495,600	$4.52	20 December 2004
2000	—	3,941,400	1,986,400	$4.04	18 December 2005
2001	—	5,056,200	4,577,600	$5.02	30 November 2006
2002	—	600,000	—	$5.02	30 November 2006
Total	—	13,071,920	8,059,600

For the year ended 31 December 2003, there were the following SAP movements:

Year of issue	Granted in 2003	Converted in 2003	Exercisable/ Outstanding as at 31 December 2003	Allotment price	Expiry Date
1998	—	59,300	—	$2.62	21 December 2003
1999	—	172,200	11,000	$4.52	20 December 2004
2000	—	251,600	58,300	$4.04	18 December 2005
2001	—	283,700	197,600	$5.02	30 November 2006
2002	—	—	650,000	$5.02	30 November 2006
Total	—	766,800	916,900

Summary of Alumina Common Stock Options and Stock Appreciation Plan

The following table is a summary of Alumina stock option transactions:

	Options in Thousands 2003	Weighted- Average Exercise Price 2003	Options in Thousands 2002	Weighted- Average Exercise Price 2002
Outstanding at January 1
Options	21,549	$4.52	27,065	$8.18	*
SAPs	1,684	$4.70	1,512	$8.04	*
Movements during the year:
Options
- Granted	—	—	600	$5.02
- Exercised	(13,072)	$4.41	(4,802)	$3.75
- Canceled or forfeited	(417)	$4.43	(1,314)	$4.91
SAPs
- Granted	—	—	650	$5.02
- Exercised	(767)	$4.40	(470)	$3.93
- Canceled or forfeited	—	—	(8)	$3.30
Outstanding at December 31
Options	8,060	$4.69	21,549	$4.52
SAPs	917	$4.95	1,684	$4.70

*	Amounts are pre demerger. See (iv) for explanation of impact of demerger on options and SAPs.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

21.	CONTRIBUTED EQUITY (continued)

The following table summarizes information about the Alumina stock options and SAPs outstanding at December 31, 2003:

	Options / SAPs Outstanding			Options / SAPs Exercisable
Range of Exercise Prices	Number Outstanding at Dec. 31, 2003 (thousands)	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at Dec. 31, 2003 (thousands)	Weighted- Average Exercise Price
$4.52	1,507	0.9	$4.52	1,507	$4.52
$4.04	2,045	1.9	$4.04	2,045	$4.04
$5.02	4,775	2.9	$5.02	4,775	$5.02
$5.02	650	2.9	$5.02	650	$5.02

	8,977	2.3	$4.53	8,977	$4.53

22.	MINORITY INTERESTS

	Notes	Year to 31 Dec 2003	Year to 31 Dec 2002	Year to 31 Dec 2001
		A$m	A$m	A$m
Outside equity interest in controlled entities comprises:
Share capital		—	—	2.6
Reserves		—	—	0.7
Retained profits	22(a)	—	—	5.7

		—	—	9.0

(a) Retained profits reconciliation
Outside equity interests in operating (profit)/loss after income tax		—	(0.7)	2.2
Retained profits brought forward		—	5.7	3.5

Total available for appropriation		—	5.0	5.7
Transfer to profits attributable to members of Alumina Limited on disposal		—	(5.0)	—

Retained profits at the end of the financial year		—	—	5.7

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

23.	NOTES TO THE STATEMENTS OF CASH FLOWS

	Notes	Year to 31 Dec 2003	Year to 31 Dec 2002	Year to 31 Dec 2001
		A$m	A$m	A$m
(a) Reconciliation of operating profit after income tax to net cash provided by operating activities
Operating profit after income tax and earnings of associates		236.9	173.8	403.9
Shortfall/(excess) of equity accounted profits over dividends received (net of goodwill amortization)		22.3	47.0	80.2
Depreciation and amortization	3	17.8	489.9	613.9
Borrowing cost amortization		—	—	(5.4)
Research and development written off		—	0.3	0.4
(Profit)/loss on disposal of non-current assets		—	(43.1)	(275.1)
Provision for diminution in investments and loans		—	(0.8)	0.2
Unrealized exchange losses/(gains)		(4.8)	(4.1)	0.6
Write down in value of inventory	3	—	2.1	7.7

Sub total		272.2	665.1	826.4
Change in assets and liabilities adjusted for effects of purchase and disposal of controlled entities during the financial year:
(Increase)/decrease in:
-inventories		—	(84.4)	(20.8)
-receivables		(1.7)	(300.5)	278.5
-current tax assets		(4.1)	—	—
-deferred tax assets		—	53.0	(121.9)
-other assets		0.6	401.6	(194.4)
(Decrease)/increase in:
-payables		0.6	(88.1)	156.0
-current tax liabilities		0.8	24.2	3.3
-deferred tax liabilities		(2.2)	(86.1)	22.4
-provisions		—	12.2	16.6
-other liabilities		2.3	5.6	(11.4)

Net cash provided by operating activities		268.5	602.6	954.7

(b)	Acquisition of controlled entities

During the year the Company did not acquire any material controlled entities.

(c)	Disposal of controlled entities

During the year the Company did not dispose of any material controlled entities.

(d)	Financing facilities

Refer to Note 24.

(e)	Non cash financing and investing activities

Consideration of 18,372,881 shares in Alumina Limited was issued to acquire 0.75% of Alcoa of Australia (refer note 12(g)).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

24.	FINANCING FACILITIES

	Notes	As at 31 December
		2003	2002
		A$m	A$m
The total facilities available at balance date were as follows:
Bank overdrafts		—	—
Bank loan facilities		—	—
Short term loan facilities	24(b)	700.0	700.0
Medium term loan facilities		—	—
Long term loan facilities		—	—

		700.0	700.0

Used at balance date:
Bank overdrafts		—	—
Bank loan facilities		—	—
Short term loan facilities	24(b)	467.0	534.8
Medium term loan facilities		—	—
Long term loan facilities		—	—

		467.0	534.8

Available at balance date:
Bank loan facilities		—	—
Short term loan facilities	24(b)	233.0	165.2

		233.0	165.2

(a)	The loan facilities are denominated in currencies as follows:-

Short term facilities
Australian dollars	—	—
United States dollars	351.0	303.0
Medium term facilities
United States dollars	—	—
Long term facilities
Australian dollars	—	—
United States dollars	—	—

(b)	The short term bank loan facilities are available for general corporate purposes. All facilities are 364 day facilities.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

25.	FINANCIAL INSTRUMENTS

A.	Interest rate risk

The group is exposed to interest rate risk on its outstanding interest bearing liabilities and investments.

(a)	Interest rate risk exposure

The consolidated entity’s exposure to interest rate risk and the effective weighted interest rate for classes of financial assets and liabilities is set out below:

As at 31 December 2003

	Fixed interest maturing in:
$ million	Note	Floating interest rate %	1 year or less	Over 1 to 5 years	More than 5 years	Non-interest bearing	Total
Financial Assets
Cash assets	9	165.3	—	—	—	—	165.3
Receivables	10	—	—	—	—	4.0	4.0

		165.3	—	—	—	4.0	169.3

Weighted average interest rate		5.4%
Financial Liabilities
Payables	15	—	—	—	—	3.2	3.2
Bank loans	16	467.0	—	—	—	—	467.0

		467.0	—	—	—	3.2	470.2

Weighted average interest rate		1.4%
Net financial (liabilities)		(301.7)	—	—	—	0.8	(300.9)

As at 31 December 2002
	Fixed interest maturing in:
$ million	Note	Floating interest rate %	1 year or less	Over 1 to 5 years	More than 5 years	Non-interest bearing	Total
Financial Assets
Cash assets	9	23.2	—	—	—	—	23.2
Receivables	10	—	—	—	—	2.3	2.3

		23.2	—	—	—	2.3	25.5

Weighted average interest rate		1.7%
Financial Liabilities
Payables	15	—	—	—	—	2.6	2.6
Bank loans	16	534.8	—	—	—	—	534.8

		534.8	—	—	—	2.6	537.4

Weighted average interest rate		1.7%
Net financial (liabilities)		(511.6)	—	—	—	(0.3)	(511.9)

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

25.	FINANCIAL INSTRUMENTS (continued)

B.	Carrying amounts and estimated fair values of financial instruments

The carrying amounts and estimated fair values of the company’s financial instruments, referred to in Note 25A above were as follows:

		Consolidated
		Carrying amount	Fair value	Carrying amount	Fair Value
		A$m		A$m
	Notes	2003	2003	2002	2002
Recognized in the statement of financial position
Financial assets
Cash assets	9	165.3	165.3	23.2	23.2
Current receivables	10	4.0	4.0	2.3	2.3
Financial liabilities
Current payables	15	3.2	3.2	2.6	2.6
Short term interest bearing liabilities	16	467.0	467.0	534.8	534.8

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

26.	PARTICULARS RELATING TO ENTITIES CONSOLIDATED IN THE ECONOMIC ENTITY

Entities consolidated	Notes	Place of incorporation
NAME
Alumina Limited		VIC, Australia
All controlled entities are wholly owned, unless otherwise indicated

Controlled entities
Albion Downs Pty. Ltd.	D,H	WA, Australia
Alumina Holdings (USA) Inc.	A,B,E	Delaware, USA
Alumina International Holdings Pty. Ltd.	C,F,I	VIC, Australia
Alumina (U.S.A.) Inc.	A,B,E	Delaware, USA
Westminer (Investments) B.V.	A,E	Netherlands
Westminer Acquisition (U.K.) Limited	E	UK
WMC Participacoes Limitada	A,G	Brazil
Westminer International (U.K.) Limited	E	UK

These controlled entities:

A)	have not prepared audited accounts as they are non-operating or audited accounts are not required in their country of incorporation;

B)	Alumina Holdings (U.S.A.) Inc. changed its name from Western Mining Corporation (U.S.A.). Alumina (U.S.A.) Inc. changed its name from WMC Alumina (U.S.A.) Inc. Both name changes were effective from 2 December 2002;

C)	has been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investment Commission (“ASIC”) Class Order 98/1418. This company, which is also referred to in the Directors’ Declaration, is, with Alumina Limited, a member of a “Closed Group” as defined in the Class Order and are parties to a deed of cross guarantee which has been lodged with and approved by ASIC. Under the deed of cross guarantee, each of these companies guarantees the debts of the other companies party to the deed of cross guarantee. The aggregate assets and liabilities of these companies, and their aggregate net profits after tax for the year then ended (after eliminating inter-company investments and other inter-company transactions), are set out in the table overleaf;

D)	as small proprietary corporations, are not required to prepare financial reports;

E)	has been translated as a self-sustaining entity;

F)	this company, while a small proprietary company, is included on the deed of cross guarantee;

G)	this company is in the process of being liquidated;

H)	this company is deemed to be a controlled entity because of an option held by Alumina Limited to purchase all of the shares in the Company;

I)	Alumina International Holdings Pty Ltd, changed its name from Westminer International Holdings Pty Ltd on 16 May 2003.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

26.	PARTICULARS RELATING TO ENTITIES CONSOLIDATED IN THE ECONOMIC ENTITY (continued)

Deed of cross guarantee

Entities which are party to a Deed of Cross Guarantee, entered into in accordance with ASIC Class Order 98/1418 are indicated above in this note. A consolidated statement of financial position is set out below:

	Closed group
	Year to 31 Dec 2003	Year to 31 Dec 2002
	A$m	A$m
Consolidated statements of financial position of closed group
Current Assets
Cash assets	153.6	8.5
Receivables	18.1	2.3
Deferred tax asset	8.7	—
Other	—	0.8

Total current assets	180.4	11.6

Non-Current Assets
Investments in associates/subsidiaries	1,101.7	1,442.2
Property, plant and equipment	0.4	—

Total non-current assets	1,102.1	1,442.2

Total assets	1,282.5	1,453.8

Current Liabilities
Payables	2.8	2.4
Interest-bearing liabilities	467.0	534.8
Current income tax liabilities	9.2	—
Provisions	0.1	2.0
Other	2.2	—

Total current liabilities	481.3	539.2

Non-Current Liabilities
Payables	22.2	25.1
Deferred tax liabilities	—	2.2
Provisions	0.2	0.2

Total non-current liabilities	22.4	27.5

Total liabilities	503.7	566.7

Net assets	778.8	887.1

Equity
Contributed equity	384.8	207.5
Reserves	240.2	240.2
Retained profits	153.8	439.4

Total equity	778.8	887.1

Set out below is a consolidated statement of financial performance for the closed group:
Revenue from ordinary activities	451.9	2,745.2
General and administrative	(11.3)	(5.9)
Other expenses from ordinary activities	(449.0)	(2,889.4)
Borrowing costs	(9.0)	(279.9)
Loss from ordinary activities before income tax	(17.4)	(430.0)
Income tax expense	4.1	(80.3)

Net Loss	(13.3)	(510.3)

Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity	—	—

Total changes in equity other than from those resulting from transactions with owners as owners	(13.3)	(510.3)

Set out below is a summary of movements in consolidated retained profits of the closed group:
Retained profits at the beginning of the financial year	426.7	1,573.5
Net loss	(13.3)	(510.3)
Transfer of entities during the year	—	242.1
Dividend provided for or paid	(259.6)	(878.6)

Retained profits at the end of the financial year	153.8	426.7

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

27.	CONTINGENT LIABILITIES

	As at 31 December
	2003	2002
	A$m	A$m
(a) Ascertainable, unsecured
Guarantees, insurance bonds and other liabilities including performance bonds for minimum work commitments in exploration blocks.	—	0.1

(b)	Unascertainable unsecured contingent liabilities/asset

Alumina Limited provided a guarantee in 1998 for foreign exchange transactions and in 2000 for gold derivative transactions undertaken by its wholly owned subsidiary at that time, WMC Finance Limited (“WMCF”). WMCF was sold to WMC Resources Ltd as part of the demerger and is no longer a subsidiary of Alumina Limited. On 4 December 2003, WMC Resources announced that it had closed–out its currency hedge book for the period 2005 to 2008 eliminating that portion of Alumina’s contingent liability. The guarantee remains applicable for foreign exchange transactions entered by WMCF and Union Bank of Switzerland with 2004 maturity dates and gold derivative transactions with maturity dates in 2005. The outstanding transactions have a negative mark to market value of $0.6 million at 31 December 2003. Alumina Limited has rights to obtain additional credit support if WMC Resources Ltd’s credit rating is lower than BBB (and it would not cause a breach of WMC Resources Ltd’s debt obligations). Alumina Limited is also indemnified by WMC Resources in relation to the guarantee.

Prior to the demerger, WMC Finance (USA) Limited (“Finance USA”) (a wholly-owned subsidiary of WMC Resources) had approximately US$800 million of long dated bonds issued in four separate tranches (having maturities in 2003, 2006, 2013 and 2026), on issue (“the US Bonds”). The obligations of Finance (USA) under the US Bonds were guaranteed by Alumina. In connection with the demerger, Finance USA tendered to repurchase the US Bonds remaining outstanding. The aggregate amount of outstanding bonds not repurchased was comprised as follows of:

•	US Bond due December 1, 2006 – US$750,000

•	US Bonds due November 15 2013 – US$3,658,000

•	US Bonds due December 1, 2026 – US$115,000

These outstanding US Bonds continue to be guaranteed by Alumina. The duration of the guarantee is unlimited, and continues as long as amounts are outstanding under the US Bonds.

Under the demerger deed, Alumina and WMC Resources indemnify each other in respect for certain liabilities. Alumina would be entitled to reimbursement from WMC Resources for amounts paid by Alumina under the guarantee in respect of the US Bonds.

Pursuant to a Power Purchase Agreement dated 27 November 1998 between WMC Resources, WMC Limited (as it then was) and Southern Cross Energy, Alumina has undertaken to provide Southern Cross Energy with a guarantee or letter of credit for WMCR’s payment for power in the event that WMCR’s gross assets fall below $250 million in any year.

(c)	Contingencies and Litigation

There were no contingent liabilities of Alumina Group companies arising from guarantees related to obligations of group companies at December 31, 2003 (2002:A$2,262.5 million).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

28.	COMMITMENTS FOR EXPENDITURE

	As at 31 December
	2003	2002
	A$m	A$m
(a) Lease commitments contracted for operating leases

The company and certain of its subsidiaries lease plant, warehouse and office facilities and motor vehicles for varying periods. Operating leases that expire generally are expected to be renewed or replaced by other leases. The following is the rental expense and the future minimum rental commitments.

Lease commitments payable at balance date Within one year	0.1	0.1
Later than one year but not later than 5 years	—	0.1
Later than 5 years	—	—

	0.1	0.2

29.	SUPERANNUATION BENEFITS

Since 27 July 2001, all employer contributions and ongoing management of employees’ superannuation entitlements have been managed by the WMC Superannuation Plan, an independently managed sub-plan of the Plum Superannuation Fund. Since the demerger, Alumina employees have become members of a sub-plan of the WMC Superannuation Plan, created specifically for Alumina.

The plan is an accumulation category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basis salary to each member’s account. Members also have the option to make voluntary contributions to their account. Employer contributions to these funds are recognised as an operating cost.

Plan membership is compulsory for all Australian resident employees and Australian expatriates, and provides lump sum benefits on retirement, permanent disability, death, resignation and retrenchment.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

29.	SUPERANNUATION BENEFITS (continued)

	Year to 31 Dec 2003	Year to 31 Dec 2002	Year to 31 Dec 2001
	A$m	A$m	A$m
WESTMINER SUPERANNUATION FUND

(a) Change in benefit obligation
Benefit obligation at end of prior year	—	222.4	193.9
Benefit obligation restated at beginning of year	—	204.3	—
Service cost	—	32.3	26.1
Interest cost	—	11.8	10.2
Actuarial (gains) losses	—	(19.4)	12.9
Members transferring from other funds	—	8.3	1.7
Benefits and expenses paid	—	(57.6)	(23.7)
Plan participants contributions	—	4.3	1.3
Transferred to WMC Resources Ltd on demerger	—	(184.0)	—

Benefit obligation at end of period	—	—	222.4

(b) Change in plan assets
Fair value of plan assets at end of prior year	—	204.0	202.3
Fair value of plan assets restated at beginning of year	—	197.5	—
Actual return on plan assets	—	(16.0)	(0.7)
Transfers in from other funds	—	8.3	1.7
Employer contributions	—	22.4	23.1
Plan participants’ contributions	—	4.3	1.3
Benefits and expenses paid	—	(57.6)	(23.7)
Transferred to WMC Resources Ltd on demerger	—	(158.9)	—

Fair value of plan assets at end of period	—	—	204.0

Reconciliation of funded status
(c) Funded status	—	(25.1)	(18.3)
Unrecognized net gain	—	(18.5)	(24.3)
Unamortized prior service cost	—	—	0.1
Unrecognized net transition asset	—	—	(1.6)
Transferred to WMC Resources Ltd on demerger	—	43.6	—

Accrued pension cost	—	—	(44.1)

(d) Components of net periodic benefit costs
Service cost	—	32.3	26.1
Interest cost	—	11.8	10.2
Expected return on plan assets	—	(14.2)	(15.3)
Amortization of prior service cost	—	0.1	0.1
Amortization of gain	—	(1.3)	(3.0)
Amortization of unrecognized net transition asset	—	(1.6)	(3.3)
FAS 88 adjustment	—	(5.3)	—

Net periodic benefit costs	—	21.8	14.8

(e) Weighted average assumptions
Discount rate (%)	—	6.0	6.0
Expected long-term return on plan assets (%)	—	7.0	7.5
Rate of compensation increase (%)	—	3.5	3.5

(f) Alumina are sponsors of defined contribution pension plans. Expenses relating to those plans were	0.1	0.3	23.1

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

30.	RELATED PARTY TRANSACTIONS

Related parties of the group fall under the following categories:

(a)	Wholly-owned group

The wholly-owned group consists of Alumina Limited and its wholly owned controlled entities as disclosed in note 26. Transactions between Alumina Limited and other entities in the wholly-owned group during the years ended 31 December 2003 and 2002 consisted of:

•	loan advanced/repaid to/by Alumina Limited

•	interest paid/received on the above loans (refer notes 2 and 3)

•	the payment of dividends to Alumina Limited (refer notes 2 and 3)

•	payment of administrative/general expenses on behalf of Alumina Limited

•	sale of non-AWAC entities to WMC Resources Ltd as part of the demerger.

The above transactions were made on normal commercial terms and conditions and at market rates.

(b)	Associated bodies corporate

Information relating to investments in associates is set out in Note 12.

(c)	Superannuation funds

The Directors receive a company contribution equating to 9% of their fee.

(d)	Directors

(i)	The names of each person holding the position of director of the parent entity during the financial year are:

D M Morley	(Chairman)
J Marlay	(Chief Executive Officer)
P A F Hay
R J McNeilly
M R Rayner	(Alternate R D J Davies)

(ii)	Details of directors’ remuneration, superannuation and retirement payments are set out in Note 31.

Apart from the details disclosed in this note, no director has entered into a material contract with the Company or the group since the end of the previous financial year, and there were no material contracts involving directors’ interests existing at balance date.

(e)	Loans to directors

There were no loans made to directors during the reporting period.

	A$ thousands
	2003	2002
Reconciliation of movement in loans to directors
Loans to directors at 1 January	—	4.9
New loan granted to J Balkau during the financial year (repaid in full during the year)	—	93.0
Loan repayments received	—	(93.4)
Loan repayments forgiven	—	(3.6)
Other movements	—	(0.9)

Loan to directors at 31 December	—	—

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

(f)	Stock appreciation plan

In May 2002, Mr Morley received an allocation of 250,000 units under WMC Limited’s stock appreciation plan (“SAP”) that expires on 31 October 2004. The allotment had a notional price of $9.35 per share as they were issued on terms equivalent to the 2001 WMC Option Plan. On demerger, Mr Morley’s WMC Limited SAPs converted into units of Alumina SAPs and WMC Resources SAPs at the proportionate market value of each Company share value on demerger, resulting in a notional price of $5.02 for the Alumina SAPs. Upon redemption of an Alumina SAP before its expiry, Mr Morley is entitled to a payment equal to the difference between the closing price of Alumina shares on the ASX on the trading day immediately before the redemption, and the notional allotment price of the Alumina SAP. Based on Alumina’s closing share price on 31 December 2003 of $6.57, Alumina has provided $387,263 for Mr Morley’s SAP for the year end 31 December 2003 (2002: $nil).

(g)	Shareholding transactions of directors

Where a director of Alumina Limited was a shareholder in Alumina Limited, their transactions include:

•	the purchase and/or sale of shares; and/or

•	the receipt of dividends.

All these transactions were conducted on a commercial basis, on conditions no more favorable than those available to other shareholders.

Some directors of Alumina Limited, who were also employees of the Alumina Limited group, were eligible to participate in the company’s Employee Share Scheme, and were issued with options, priced at market value (refer Note 21(f) for details of the Employee Share Scheme). These transactions were conducted on a commercial basis on conditions no more beneficial than those available to other eligible employees.

	Number of shares
	2003	2002
The aggregate number of shares purchased by directors of the parent entity or their director related entities was:	71,000	5,000

The aggregate number of shares allotted to directors of the parent entity or their director related entities as a result of the exercise of options was:	140,000	240,000

The aggregate number of options allotted to directors of the parent entity or their director related entities through participation in the WMC Employee Share Scheme was:	—	150,000

The aggregate number of shares vested to Mr Marlay and Mr Davies through participation in the Alumina Employee Share Plan	103,324	—

The aggregate number of shares disposed of by directors of the parent entity or their director related entities was:
- fully paid shares - options (shares exercised and sold)	125,000 52,000	— 250,000

The aggregate number of partly paid shares paid up by directors of the parent entity or their director related entities was:	—	331,000

The aggregate number of shares disposed of by directors of the parent entity or their director related entities on retirement was:
- fully paid shares - options (shares exercised and sold)	— —	594,829 980,000

Details of shares and share options held by directors of the parent entity or their director related entities at 31 December are as follows:
- Alumina Limited, fully paid shares - Alumina Limited, options for ordinary shares	531,490 320,000	342,166 512,000

All other transactions relating to shares and options of Alumina Limited, including the payment and receipt of dividends, were on the same basis as similar transactions with other shareholders.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

30.	RELATED PARTY TRANSACTIONS (continued)

(h)	Other transactions of directors and director related entities

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

A director Mr P A F Hay, is the Chief Executive Officer of Freehills. Freehills has provided legal services to Alumina Limited and a number of Alumina Limited controlled entities for several years on normal commercial terms and conditions. The total of those services for 2003 amounts to $106,149 (2002: $722,997).

Mr J Meck and Ms A E Seneshen are shareholders in a US based law firm Welborn Sullivan Meck & Tooley, P.C and are directors of a number of Alumina Limited’s controlled entities. Welborn Sullivan Meck & Tooley, P.C has provided legal services for several years on normal commercial terms and conditions. The total of those services for 2003 amounts to $14,031 (2002: $327,815).

During 2002 there were transactions with directors of WMC Limited controlled entities, which became WMC Resources controlled entities after the de-merger. These transactions totaled $438,858 and were on normal commercial terms and conditions.

31.	REMUNERATION OF DIRECTORS

	A$ thousand
	Notes		Year to 31 Dec 2003	Year to 31 Dec 2002	Year to 31 Dec 2001
(a) Total income received, or due and receivable from:
Parent entity
-Executive directors*:			1,943	13,314	3,480
-Non-executive directors:	30	(f)	900	1,062	884
Controlled entities
-Executive directors			—	5,097	10,895
-Non-executive directors			—	69	259

CONSOLIDATED TOTAL			2,843	19,542	15,518

The aggregate amounts listed in the above table include any retiring allowances given during the financial year.

*	Executive directors include the remuneration of Mr Davies, an executive who is the alternate director for Mr Rayner.

(b)	Certain directors may also receive options under the Employee Share Scheme, refer to Note 21(f).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

31.	REMUNERATION OF DIRECTORS (continued)

(c)	The number of directors of the parent entity whose income from the parent entity or related bodies corporate falls within the following bands:

	Notes		Number of Directors
			2003	2002	2001
$ 0 - $ 9,999			—	3	—
$ 50,000 - $ 59,999			—	1	—
$ 60,000 - $ 69,999			—	1	—
$ 70,000 - $ 79,999			—	—	2
$ 80,000 - $ 89,999			—	4	2
$ 90,000 - $ 99,999			3	—	—
$ 100,000 - $ 109,999			—	—	1
$ 130,000 - $ 139,999			—	—	1
$ 140,000 - $ 149,999			—	1	—
$ 200,000 - $ 209,999			—	—	2
$ 230,000 - $ 239,999			—	1	—
$ 270,000 - $ 279,999			—	1	—
$ 340,000 - $ 349,999			—	1	—
$ 610,000 - $ 619,999	30	(f)	1	—	—
$ 640,000 - $ 649,999			1	1	—
$1,290,000 - $1,299,999			1	—	—
$1,410,000 - $1,419,999			—	—	1
$2,060,000 - $2,069,999			—	—	1
$3,460,000 - $3,469,999			—	1	—
$8,790,000 - $8,799,999			—	1	—

			6	16	10

Executive directors do not receive director’s fees, but are remunerated on the same basis (i.e. salary and benefits) as executive officers, as indicated in Note 32.

32.	REMUNERATION OF EXECUTIVES

	A$ thousands
	2003	2002
(a) Total income received, or due and receivable, from entities in the group and related bodies corporate by all executive officers (including directors) working within Australia whose income exceeded $100,000	2,412	36,198

- of which the total income received, or due and receivable, by 3 (2002: 3) currently employed executive officers (including directors) whose income exceeded $100,000 was	2,412	5,322
- of which the total income received or due and receivable by 48 former executive officers of the WMC Limited group whose income exceeded $100,000 was	—	30,876

	2,412	36,198

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

32.	REMUNERATION OF EXECUTIVES (continued)

(b)	The number of executive officers, (including directors) based in Australia, and outside of Australia, whose income from the group and related bodies corporate falls within the following bands:

	Number of executive officers
	Working within Australia Group			Working outside of Australia Group
	2003 Current	2002 Current	2002 Former	2002 Former
$ 180,000 - $ 189,999			1
$ 190,000 - $ 199,999			1
$ 220,000 - $ 229,999			1
$ 230,000 - $ 239,999			3
$ 240,000 - $ 249,999			5
$ 250,000 - $ 259,999			3
$ 260,000 - $ 269,999				1
$ 270,000 - $ 279,999			1	1
$ 290,000 - $ 299,999			2
$ 310,000 - $ 319,999			1
$ 330,000 - $ 339,999			1	1
$ 340,000 - $ 349,999				1
$ 350,000 - $ 359,999				1
$ 360,000 - $ 369,999			1
$ 370,000 - $ 379,999			1
$ 380,000 - $ 389,999		1
$ 400,000 - $ 409,999			3
$ 410,000 - $ 419,999			1
$ 430,000 - $ 439,999			5
$ 440,000 - $ 449,999			1
$ 460,000 - $ 469,999	1
$ 480,000 - $ 489,999			3
$ 490,000 - $ 499,999			1	1
$ 500,000 - $ 509,999			1
$ 530,000 - $ 539,999			1
$ 580,000 - $ 589,999			1
$ 590,000 - $ 599,999			1
$ 640,000 - $ 649,999	1		1
$ 660,000 - $ 669,999			1
$ 670,000 - $ 679,999			1
$ 770,000 - $ 779,999		1	1
$ 810,000 - $ 819,999			1
$1,230,000 - $1,239,999			1
$1,290,000 - $1,299,999	1		1
$1,350,000 - $1,359,999			1
$1,410,000 - $1,419,999			1
$1,450,000 - $1,459,999			1
$1,770,000 - $1,779,999			1
$2,060,000 - $2,069,999			1
$4,150,000 - $4,159,999			1
$8,790,000 - $8,799,999			1

	3	2	48	6

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

33.	REMUNERATION OF AUDITORS

	A$ thousands
	Year to 31 Dec 2003	Year to 31 Dec 2002
(a) Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:
Auditors of parent entity – PricewaterhouseCoopers
- parent entity	269	365
fee for the annual audit
additional 2002 costs incurred in 2003	147	—
- controlled entities	—	287

	416	652

(b) Remuneration for audit related services
Annual report on US Form 20-F	93	52
Additional 2002 costs incurred in 2003	100	—

	193	52

(c) Remuneration for taxation services:
Australian tax services	—	232
Overseas tax services	205	181

	205	413

(d) Remuneration for other services:
Risk Management services	—	684
Independent accountants report and other due diligence services in connection with the demerger	—	3,315

	—	3,999

	814	5,116

It is the consolidated entity’s policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the consolidated entity are important or where PricewaterhouseCoopers is awarded assignments on a competitive basis.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

34.	DISCONTINUED OPERATIONS

(a)	Gold business unit

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

The Group disposed of its gold operations in 2001 except for its 50.48% controlling interest in Central Norseman Gold Corporation Limited (‘CNGC’) and Meliadine. The sale of CNGC was completed in January 2002 (refer to Note 4). The group’s interest in Meliadine was sold to WMC Resources Ltd as part of the demerger (refer to Note 34(b)).

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

34.	DISCONTINUED OPERATIONS (continued)

(b)	Minerals business (continued)

Financial information relating to the discontinuing operations for the period to the date of disposal is set out below.

	Year ended 31 December 2002
	A$m
	Copper/ uranium	Nickel	Fertilizer	Finance	Exploration	Other	Total
Financial performance information for the 11 months ended 30 November 2002
Revenues	682.9	1,206.3	401.9	90.0	0.3	126.8	2,508.2
Expenses	(699.4)	(1,007.2)	(452.0)	(72.8)	(26.4)	(309.9)	(2,567.7)

Profit/(loss) from ordinary activities before income tax	(16.5)	199.1	(50.1)	17.2	(26.1)	(183.1)	(59.5)
Income tax benefit/(expense)	7.9	(58.3)	16.4	8.0	3.7	46.6	24.3

Net profit/(loss)	(8.6)	140.8	(33.7)	25.2	(22.4)	(136.5)	(35.2)

Carrying amount of assets and liabilities as at 30 November 2002
Total assets	2,819.1	1,744.0	1,127.8	1,727.1	236.2	351.2	8,005.4
Total liabilities	454.3	365.5	80.8	3,420.9	5.2	(328.8)	3,997.9
Cash flow information for the 11 months ended 30 November 2002
Net cash flow attributable to:
Operating activities							330.0
Investing activities							(405.1)
Financing activities							(87.4)

Total							(162.5)

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

34.	DISCONTINUED OPERATIONS (continued)

(b)	Minerals business (continued)

	Year ended 31 December 2001
	A$m
	Copper/ uranium	Nickel	Fertilizer	Finance	Exploration	Other	Total
Financial performance information for the 12 months ended 31 December 2001
Revenues	812.8	1,217.4	379.1	485.3	8.7	778.0	3,681.3
Expenses	(764.9)	(1,070.0)	(468.5)	(418.7)	(72.4)	(841.6)	(3,636.1)

Profit/(loss) from ordinary activities before income tax	47.9	147.4	(89.4)	66.6	(63.7)	(63.6)	45.2
Income tax benefit/(expense)	0.8	(52.9)	28.5	(4.5)	9.9	93.3	75.1

Net profit/(loss)	48.7	94.5	(60.9)	62.1	(53.8)	29.7	120.3

Carrying amount of assets and liabilities as at 31 December 2001
Total assets	2,811.1	1,691.1	1,137.3	2,931.8	15.4	(345.7)	8,241.0
Total liabilities	387.6	431.8	78.7	4,610.4	9.1	(504.1)	5,013.5
Cash flow information for the 12 months ended 31 December 2001
Net cash flow attributable to:
Operating activities							581.1
Investing activities							279.1
Financing activities							(779.3)

Total							80.9

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

35.	RECONCILIATION TO US GAAP

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

The applicable Australian accounting standard relates only to disclosure. The accepted practice is to account for Company contributions on a cash rather than an accruals basis. The Company does not account for excesses or shortfalls of the Superannuation Fund assets over accrued membership benefits. As this is contrary to US GAAP, the Group has adopted the recognition provisions of FAS 87 “Employers Accounting for Pensions”, for US GAAP reconciliation purposes. Note 29 should be referred to for an explanation of the effect on the financial statements, including disclosures in accordance with FAS 132 “Employers Disclosures about Pensions and Other Post retirement Benefits”. WMC Limited did not sponsor post retirement defined-benefits other than pensions. There are no defined benefit superannuation plans relating to Alumina Limited, as these funds were transferred to WMC Resources Ltd. This liability formed part of the net assets of WMC Resources Ltd spun off as part of the demerger. There is no shortfall in superannuation funds for Alumina Limited to recognize a liability for on an ongoing basis.

(c)	Exploration and evaluation expenditure

Expenditure incurred on the exploration and evaluation of minerals properties may be capitalized and deferred in Australia provided that such expenditure meets the criteria disclosed in Note 1(v). Under US GAAP geological and geophysical costs and costs of carrying and retaining undeveloped properties are charged to expense as incurred. Consequently any such costs incurred and capitalized in Australia as exploration and evaluation are expensed as incurred under US GAAP.

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

35.	RECONCILIATION TO US GAAP (continued)

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

35.	RECONCILIATION TO US GAAP (continued)

(h)	Fair value accounting for derivatives (continued)

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

(i)	Accounting change – Depreciation and Amortization

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

After considering the inherent uncertainties and subjectivity relating to the long time frame over which these estimated costs would be incurred, management decided to revise its amortization methodology prospectively. Effective January 1, 2002 depreciation for mine development assets (including post-production waste removal costs) excludes consideration of future development costs. Refer to Note 35(j) for details of the new policy for amortization of mine development and Note 35(k) for amortization of post-production waste removal costs. The cumulative effect recorded on January 1, 2002 of changing to the new accounting policy was A$39.5 million (post-tax).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

35.	RECONCILIATION TO US GAAP (continued)

(j)	Amortization of mine development and deferred post-production waste removal costs

For US GAAP purposes, amortization of the deferred costs of mine development is calculated on a units-of-production basis over the proven and probable reserves which relate to the particular category of development, either “life of mine plan” or “fully developed area”. No future development costs are taken into account in calculating the amortization charge. The life of mine waste-to-metal stripping ratio used for this purpose was: Mt Keith 2002: 691, 2001: 699, Harmony 2002: 570, 2001: 503. Stripping expenditure, which for Australian GAAP purposes is shown as an investing cash flow, is considered an operating cash flow for US GAAP.

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

(k)	Post–production waste removal costs

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

	2002	2001
	A$m	A$m
Opening balance	161.5	140.7
Cumulative effect adjustment	(38.1)	—
Costs capitalized	98.3	102.1
Amortization charge	(73.3)	(81.3)
Disposed of at demerger	(148.4)	—

Closing balance	—	161.5

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

35.	RECONCILIATION TO US GAAP (continued)

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

Consequently, the carrying value of WMC Resources Ltd immediately prior to demerger differs from US GAAP due to the different basis of accounting as well as the other US GAAP differences. Under Australian GAAP, the loss on the spin-off of WMC Resources from Alumina Limited was taken directly to equity. Under US GAAP, this is taken through equity as a dividend distribution from WMC Resources Ltd on demerger.

C.	Other GAAP differences relating to the continuing Alumina Limited business

(l)	Associates

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

The principal differences between Australian GAAP and US GAAP that affect Alumina’s net income for associates, as well as its shareholders equity, either directly or through its share of associates on a continuing basis relate to the treatment of the following items:

•	inventory valuation;

•	compensation expense of employee share plans;

•	fair value of accounting for derivatives;

•	goodwill amortisation;

•	pension liabilities.

Under Australian GAAP, in 2003, the Company adopted AASB 1028 “Accounting for Employee Entitlements”. AASB 1028 requires the Company to recognize a liability in the current period for the expected benefits to be paid to employees in the future. In the case of Alumina’s Investment in AWAC (equity method), certain employee’s within AWAC have stock options of another entity. In accordance with the management agreement between Alumina and the other entity, any stock options of the other entity that are exercised while the employee is employed by AWAC are treated as a management fee to AWAC for the difference between market price and exercise price. Alumina has recorded its share of the current liability associated with these options. The recognition of this liability creates an expense and a reduction of the investment in AWAC in the current period for Alumina. At each balance sheet date Alumina recognizes the current liability for the difference between the exercise price and current market price of the options. Under US GAAP, no liability is recognized prior to exercising of the options and the management charge for these options is recorded only when the employee exercises the option and a management charge is passed down to AWAC from the other entity.

(m)	Compensation expense of employee share plans

Under US GAAP, the Share Plan disclosed under Note 21 which until April 1995 offered partly paid shares to Senior Officers is considered to be a compensatory plan. As such, compensation expense is required to be charged to income based on the difference between the issue price of the shares and the market price at the date of measurement. This calculation excludes the value of share options which under APB25 are non compensatory, except prospectively from I July 2000 if the status of the employees concerned or the terms of the award change.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

35.	RECONCILIATION TO US GAAP (continued)

(n)	Cash flow

Under US GAAP bank overdrafts are not considered to be part of the net cash equivalents and so changes in bank overdrafts (net) are included in cash flows from financing activities. Other differences in the US GAAP statement of cashflows relate to those items capitalized under A GAAP that would be expensed under US GAAP and would be included in the US GAAP cashflow from operating activities.

(o)	Income tax

Under Australian GAAP, deferred taxes are provided for using the liability method on a similar basis to FAS 109, therefore there has been no adjustment to the method by which income taxes have been calculated. Under US GAAP, the recognition and carry forward of future income tax benefits differs from Australian GAAP in the following areas:

•	Tax assets and liabilities relating to temporary (timing) differences are all classed as non-current under Australian GAAP. Under US GAAP the future income tax benefits and liabilities would be required to be allocated in the balance sheet between current and non-current items. This allocation would not have a significant effect. Refer also to Note 5.

•	Tax assets relating to tax losses are not brought to account under Australian GAAP unless their ultimate realization is virtually certain. Under US GAAP, tax assets relating to tax losses are all brought to account and a valuation allowance raised against the asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(p)	Stock Options

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

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Group had accounted for its employee stock options under the fair value method of SFAS 123. No options were granted in 2003, the weighted average fair value of options granted during the year ended December 2002 was A$ 4.33 per option and year ended December 2001 was A$4.00 per option respectively. The fair value for these options was estimated as at the date of the grants using a Black-Scholes Option Valuation model with the weighted average assumptions as set out below. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense on a straight line basis over the options’ vesting period.

	Year to 31 Dec 2003	Year to 31 Dec 2002	Year to 31 Dec 2001
	A$m	A$m	A$m
The Group’s pro forma information is as follows :
Net Income
As reported US GAAP	248.2	306.7	326.5
Pro forma	248.2	305.3	279.9
Basic earnings per share
As reported US GAAP	0.22	0.28	0.30
Pro forma	0.22	0.28	0.25
Earnings per share on a diluted basis
As reported US GAAP	0.22	0.27	0.30
Pro forma	0.22	0.27	0.26
Assumptions :
Risk free interest rates	4.75%	4.66%	4.95%
Dividend yield	4.06%	4.00%	4.33%
Volatility	29.78%	29.78%	47.12%
Expected life in years	2.37	3.16	3.98

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

35.	RECONCILIATION TO US GAAP (continued)

(q)	Goodwill

Included in the Australian GAAP equity accounted carrying amount at which the equity investment in AWAC is recorded, are amounts for goodwill of A$175.0 million (2002: A$192.7 million) which are being amortized over periods out to 2014. Effective 1 January 2002, Alumina adopted SFAS No. 142, “Goodwill and Other Intangible Assets” for existing goodwill assets. This standard eliminates the amortization of goodwill and intangible assets with indefinite useful lives and requires annual testing for impairment. This standard requires the assignment of assets acquired and liabilities assumed, including goodwill, to reporting units for purposes of goodwill impairment testing.

	Year to 31 Dec 2003	Year to 31 Dec 2002	Year to 31 Dec 2001
The Group’s pro forma information is as follows :
Net Income in accordance with US GAAP before cumulative effect of change in accounting principle	237.1	303.0	326.5
Cumulative effect of adopting new policy for asset retirement obligations FAS143	11.1	—	—
Cumulative effect gain write off of negative goodwill	—	3.7	—
Goodwill amortization	—	—	17.7

Adjusted net income	248.2	306.7	344.2

Basic earnings per share:
Net income	0.21	0.28	0.30
Cumulative effect of adopting new policy for asset retirement obligations FAS143	0.01	—	—
Cumulative effect gain write off of negative goodwill	—	—	—
Goodwill amortization	—	—	0.02

Adjusted basic earnings per share	0.22	0.28	0.32

Dilutive Earnings per share:
Net income	0.21	0.27	0.30
Cumulative effect of adopting new policy for asset retirement obligations FAS143	0.01	—	—
Cumulative effect gain write off of negative goodwill	—	—	—
Goodwill amortization	—	—	0.02

Adjusted diluted earnings per share	0.22	0.27	0.32

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

35.	RECONCILIATION TO US GAAP (continued)

INCOME AND COMPREHENSIVE INCOME STATEMENT – US GAAP RECONCILIATION

	Year to 31 Dec 2003	Year to 31 Dec 2002	Year to 31 Dec 2001
	A$m	A$m	A$m

Net income attributable to members of the holding company as reported under Australian GAAP	236.9	174.5	401.7

Adjustments required to conform with US GAAP:
A GAAP differences relating to businesses spun-off as part of WMC Resources Ltd
- Research and development costs expensed immediately under US GAAP but deferred and subsequently expensed under Australian GAAP (a)	—	0.1	1.9
- Pension funds (b)	—	0.5	8.2
- Exploration expenditure capitalized (c)	—	5.4	(3.7)
- Start up costs – amortization written back (d)	—	6.5	7.0
- Real estate profit recognition – sale of Kambalda tenements (e)	—	—	20.2
- Option payment capitalized – amortization written back (f)	—	11.4	11.4
- Royalty received from the sale of gold operations (g)	—	13.6	(13.6)
- Fair value of accounting for derivatives (h)	—	146.5	(164.4)
- Amortization of mine development and post-production waste removal cost (j),(k)	—	(4.2)	—
C Other reconciling items relating to the continuing Alumina Limited business
- Equity in US GAAP adjustments of associates (net of tax) (l)	(18.2)	17.0	14.6
- Compensation credit/(expense) of employee share plan (m)	—	(0.1)	(1.2)
- Amortization of goodwill written back (q)	17.7	17.7	—
- Impact of adopting new policy for asset retirement obligations FAS143	(11.1)	—	—
- Impact of adopting new policy for Associate’s employee stock options*	11.8	—	—
Income tax effect of above adjustments (excluding tax of associates)	—	(46.4)	44.4

Total adjustments	0.2	168.0	(75.2)

Net income in accordance with US GAAP before cumulative effect of change in accounting principle	237.1	342.5	326.5
Cumulative effect on adoption of new policy for amortization of mine development and post-production waste removal costs (post-tax)-discontinued operations (i)	—	(39.5)	—
Cumulative effect gain write off of negative goodwill-continuing operations (l)	—	3.7	—
Cumulative effect of adopting new policy for asset retirement obligations FAS143**	11.1	—	—

Net income in accordance with US GAAP	248.2	306.7	326.5

This is represented by:
Net income from continuing operations	237.1	244.3	294.8
Net income from discontinued operations	—	98.2	31.7
Cumulative effect of change in accounting policies	11.1	(35.8)	—

*	Alumina has taken account of stock options in the equity accounting of its investment in AWAC. The accounting policy is described in Note 1(n)(iii) with USGAAP discussion in Note 35 (l) .

**	Alumina has taken account of FAS143 in the equity accounting of its investment in AWAC. The accounting policy is described in Note 1(w).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

35.	RECONCILIATION TO US GAAP (continued)

INCOME AND COMPREHENSIVE INCOME STATEMENT – US GAAP RECONCILIATION (continued)

	Year to 31 Dec 2003	Year to 31 Dec 2002	Year to 31 Dec 2001
	A$m	A$m	A$m
Comprehensive Income
Net income in accordance with US GAAP as reported	248.2	306.7	326.5
Other comprehensive income as reported	—	35.4	19.8
Transitional adjustment on adoption of FAS 133	—	—	(618.7)
FAS 133 adjustment for current year	—	190.7	(209.6)
FX Translation	13.7	—	—
Equity share of other comprehensive income of associates	36.7	69.0	(106.5)

Comprehensive income in accordance with US GAAP	298.6	601.8	(588.5)

Accumulated other comprehensive income reconciliation

2003	Opening balance	2003 movement	Closing balance
Equity Accounting	(37.5)	36.7	(0.8)
FX translation	51.8	13.7	65.5

	14.3	50.4	64.7

2002	Opening balance	2002 movement	Transfer to Retained earnings on demerger	Closing Balance
FAS 133	(828.3)	190.7	637.6	—
Equity Accounting	(106.5)	69.0	—	(37.5)
FX translation	79.1	6.0	(33.3)	51.8
Other	(35.4)	35.4	—	—

	(891.1)	301.1	604.3	14.3

2001	Opening balance	2001 movement	Closing balance
FAS 133	—	(828.3)	(828.3)
Equity Accounting	—	(106.5)	(106.5)
FX translation	53.1	26.0	79.1
Other	(55.2)	19.8	(35.4)

	(2.1)	(889.0)	(891.1)

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

35.	RECONCILIATION TO US GAAP (continued)

	As at 31 December
	2003	2002
	A$m	A$m
SHAREHOLDERS’ EQUITY – US GAAP RECONCILIATION

Shareholders’ equity as reported	1,323.8	1,153.5

C Other reconciling items relating to the continuing Alumina Limited business
Adjustments required to conform with US GAAP:
- Equity in earnings and reserves of associates (net of tax) (l)	46.8	31.2
- Amortization of goodwill written back (q)	35.4	17.7

Alumina Limited shareholders’ equity according to US GAAP	1,406.0	1,202.4

ROLL FORWARD ANALYSIS OF SHAREHOLDERS EQUITY UNDER US GAAP:

Opening Alumina Limited shareholders’ equity according to US GAAP	1,202.4	3,778.5
Net income in accordance with US GAAP	248.2	306.7
Other comprehensive income	50.4	295.1
Dividends	(259.6)	(199.7)
Options exercised and then converted	56.2	38.5
Shares issued to acquire QBE’s 0.75% share of Alcoa of Australia	108.4	—
Shares issued to acquire Corridor Sands	—	123.8
WMC Resources demerger	—	(3,140.5)

Closing Alumina Limited shareholders’ equity according to US GAAP	1,406.0	1,202.4

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

35.	RECONCILIATION TO US GAAP (continued)

	Year to 31 Dec 2003	Year to 31 Dec 2002	Year to 31 Dec 2001
	A$m	A$m	A$m
STATEMENT OF CASH FLOWS - US GAAP RECONCILIATION (n)
Cash flows from operating activities as reported	268.5	602.6	943.0
Payments for exploration expenditure expensed for US GAAP	—	—	(3.7)
Deferred stripping expenditure reclassified from investing	—	(92.7)	(102.1)

Net cash provided by operating activities – US GAAP	268.5	509.9	837.2

Cash flows from investing activities as reported	(0.3)	(478.0)	290.8
Payments for exploration expenditure expensed for US GAAP	—	—	3.7
Reclassification of deferred stripping expenditure	—	92.7	102.1

Net cash (used in) investing activities – US GAAP	(0.3)	(385.3)	396.6

Cash flows from financing activities as reported	(124.2)	(310.7)	(1,108.1)
Changes in bank overdrafts (net)	—	(0.2)	(3.7)

Net cash (used in)/provided by financing activities – US GAAP	(124.2)	(310.9)	(1,111.8)

Net increase/(decrease) in cash and cash equivalents	144.0	(186.3)	122.0
Cash and cash equivalents at the beginning of the year	23.2	214.4	90.0
Effects of exchange rate changes on opening foreign currency cash balances and on cash flows during the period	(1.9)	(4.9)	2.4

Cash and cash equivalents at the end of the financial year	165.3	23.2	214.4

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

36.	RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

The Financial Accounting Standards Board has issued certain Statements of Financial Accounting Standards which are not effective with respect to the fiscal years presented in the consolidated financial statements.

In December, 2003, the FASB issued FIN 46R, ‘Consolidation of Certain Variable Interest Entities - an interpretation of ARB No.51, which further clarifies FIN46 issued on January 17, 2003. FIN46R addresses consolidation and disclosure by business enterprises of variable interest entities. FIN46R is effective for newly created variable interest entities beginning December 31, 2003 and for existing variable interest entities as of the first annual period beginning after December 15, 2004. This standard has no impact on Alumina Limited.

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104 (SAB 104). Revenue Recognition, which supersedes SAB 101, Revenue Recognition in Financial Statements and SAB 101 FAQ. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 and SAB 101 FAQ related to multiple element arrangements, which was superseded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple deliverables.” EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of SAB 104 and EITF 00-21 is not expected to have an impact on the Company financial statements as it receives no revenue from multiple element arrangements.

The Australian Accounting Standards Board (“AASB”) has issues certain Accounting Standards which are not effective with respect to the fiscal periods presented in the consolidated financial statements.

AASB 1046 “Director and Executive Disclosures by Disclosing Entities” was issued January 2004. It will be effective for Alumina in 2005. Adoption of this standard is not expected to have a significant impact on the Company’s financial position.

37.	EVENTS SUBSEQUENT TO BALANCE DATE

In January 2003, AWAC announced that it had conducted a portfolio review of its businesses and the markets they serve and decided to divest its specialty chemicals business. On 7 November 2003, AWAC announced that it had agreed to sell Alcoa Specialty Chemicals to Rhone Capital LLC. On 27 February 2004, AWAC completed the sale of the speciality chemicals division to two private equity firms led by Rhone Capital LLC for approximately US$342 million, which includes the assumption of debt and other unfunded obligations. The sale resulted in an approximate A$15.0 million after tax profit to Alumina Limited after adjusting for A$22 million of goodwill that was allocated against the specialty chemical assets. Alumina Limited had previously acquired part of its interest in the specialty chemicals division from Alcoa in 1995 as part of the formation of AWAC. This transaction has not been brought to account as at 31 December 2003.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

38.	(Schedule II)

ALUMINA LIMITED

VALUATION AND QUALIFYING ACCOUNTS

(A$m)

Description	Balance at beginning of year	Additions charged to costs and expenses		Transferred to WMC Resources on demerger	Deductions	Balance at end of year
	Year ended 31 December, 2003
Future income tax benefit valuation allowance	340.7	16.0	(a)	—	—	356.7
Provision for doubtful debts	—	—		—	—	—
Provision for obsolescence and loss	—	—		—	—	—
Provision for diminution in value of investment	—	—		—	—	—

	340.7	16.0		—	—	356.7

	Year ended 31 December, 2002
Future income tax benefit valuation allowance	262.2	78.5	(a)	—	—	340.7
Provision for doubtful debts	7.4	—		(7.4)	—	—
Provision for obsolescence and loss	13.7	—		(13.7)	—	—
Provision for diminution in value of investment	4.5	—		(4.5)	—	—

	287.8	78.5		(25.6)	—	340.7

	Year ended 31 December, 2001
Future income tax benefit valuation allowance	299.4	(37.2	)(a)	—	—	262.2
Provision for doubtful debts	8.7	—		—	(1.3)	7.4
Provision for obsolescence and loss	12.0	4.0		—	(2.3)	13.7
Provision for diminution in value of investment	4.5	—		—	—	4.5

	324.6	(33.2)		—	(3.6)	287.8

(a)	Charged/(Credited) to income tax expense

Report of Independent Auditors

To the Members of the Strategic Council of Alcoa World Alumina and Chemicals (“AWAC”)

In our opinion, the accompanying combined balance sheets and the related combined statements of income, comprehensive income, members’ equity and cash flows present fairly, in all material respects, the financial position of Alcoa World Alumina and Chemicals at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AWAC’S management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note D to the combined financial statements, AWAC changes its method of accounting for assets retirement obligations in 2003. Also, as discussed in Notes A and R to the combined financial statements, AWAC changed its method of accounting for long-lived asset impairments and goodwill and other intangible assets in 2002.

/s/ PricewaterhouseCoopers LLP

January 15, 2004

Alcoa World Alumina and Chemicals

Combined Balance Sheets

December 31, 2003 and 2002

(in millions)

	2003	2002
Assets
Current assets
Cash and cash equivalents (A and M)	$98.3	$96.4
Receivables from customers, less allowances of $0.1 in 2003 and $1.0 in 2002 (I)	325.9	284.5
Inventories (A and E)	323.1	283.7
Prepaid expenses and other current assets	111.9	76.0

Total current assets	859.2	740.6
Investments (A)	138.3	128.8
Properties, plants and equipment (A and F)	2,322.5	1,889.7
Other noncurrent assets and deferred charges (A and G)	466.1	375.7
Assets held for sale (C)	237.0	220.2

Total assets	$4,023.1	$3,355.0

Liabilities
Current liabilities
Short-term borrowings (I and M)	$115.4	$43.6
Accounts payable, trade (I)	352.2	282.3
Accrued compensation	112.6	59.4
Taxes, including taxes on income (L)	43.7	69.4
Deferred income taxes (L)	97.8	51.2
Other current liabilities	45.5	82.8

Total current liabilities	767.2	588.7
Long-term debt (H and I)	7.2	4.0
Accrued postretirement benefits (K)	63.4	63.3
Deferred alumina sales revenue (A)	187.4	195.4
Noncurrent liabilities	159.8	193.3
Deferred income taxes (L)	256.1	200.5
Liabilities of operations held for sale (C)	40.7	18.3

Total liabilities	1,481.8	1,263.5
Minority interests	7.8	5.7
Contingencies and commitments (O)
Members’ equity (Q)
Enterprise Capital	2,533.5	2,085.8

Total liabilities and members’ equity	$4,023.1	$3,355.0

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combined Statements of Income, Comprehensive Income and Members’ Equity

Years Ended December 31, 2003 and 2002

(in millions)

	2003	2002
Revenues (A)
Sales	$2,424.8	$1,940.0
Sales to related parties (I)	895.8	936.7

	3,320.6	2,876.7

Costs and expenses
Cost of goods sold	2,422.6	2,084.7
Selling, general administrative and other expenses	85.7	71.4
Provision for depreciation, depletion and amortization (A)	170.7	156.5
Special items (R)	—	.4
Interest expense	2.1	2.9
Other expense	14.8	6.4

	2,695.9	2,322.3

Earnings
Income before taxes on income	624.7	554.4
Provision for taxes on income (L)	194.2	195.2

Income from operations	430.5	359.2
Less: Minority interests’ share	.4	.3

Income before cumulative effect of accounting change	430.1	358.9
Cumulative effect of accounting change (A and D)	15.7	4.7

Net income	$445.8	$363.6

Other comprehensive income
Unrealized foreign currency translation adjustments	$439.1	$168.7
Change in minimum pension liability, net tax of $5.2 in 2003 and $14.3 in 2002 (K)	11.7	(26.6)
Unrecognized gains and losses on derivatives, net of tax of $14.7 in 2003 and $64.2 in 2002 (M)
Net change from periodic revaluations	78.4	79.0
Net amount reclassified to income	(45.8)	40.2

Other comprehensive income	483.4	261.3

Comprehensive income	$929.2	$624.9

Members’ equity (Q)
Balance at the beginning of the year	$2,085.8	$1,749.3
Net income	445.8	363.6
Capital contributions of members (I)	—	103.0
Dividends paid to members	(481.5)	(391.4)
Other comprehensive income	483.4	261.3

Balance at the end of the year	$2,533.5	$2,085.8

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combined Statements of Cash Flows

Years Ended December 31, 2003 and 2002

(in millions)

	2003	2002
Cash from operations
Net income	$445.8	$363.6
Adjustments to reconcile net income to cash from operations
Depreciation, depletion and amortization	170.7	156.5
Equity earnings net of dividends	(2.0)	(2.3)
Noncash special items	—	.4
Change in deferred income taxes	4.5	(2.3)
Minority interests	.4	.3
(Gains) Losses from investing activities	2.4	—
Cumulative effect of accounting change	(15.7)	4.7
Changes in assets and liabilities, excluding effects of acquisitions and divestitures
Reduction (increase) in receivables	(3.2)	46.8
Reduction (increase) in inventories	12.3	48.5
(Increase) reduction in prepaid expenses and other current assets	(48.1)	.4
Increase (reduction) in accounts payable and accrued expenses	(.7)	8.4
(Reduction) increase in taxes, including taxes on income	18.6	(67.0)
Net change in noncurrent assets and liabilities	(2.2)	(69.2)
(Increase) reduction in net assets held for sale	3.2	27.6

Cash from operations	586.0	516.4

Cash from financing activities
Net changes in short-term borrowing	71.0	(73.3)
Additions to long-term debt	482.3	140.1
Payments on long-term debt	(501.6)	(135.9)
Partners cash capital contributions (I)	—	41.0
Dividends paid to partners	(481.5)	(391.0)
Dividends paid to minority interests	—	(.4)

Cash used for financing activities	(429.8)	(419.5)

Cash from investing activities
Capital expenditures	(170.2)	(112.2)
Net changes in short-term investments excluding cash equivalents	(2.9)	—
Proceeds from long-term notes receivables	5.0	—
Sale of subsidiaries	—	11.0
Other	—	(1.2)

Cash used for investing activities	(168.1)	(102.4)

Effect of exchange rate changes on cash	13.8	3.7

Net change in cash and cash equivalents	1.9	(1.8)
Cash and cash equivalents
Beginning of year	96.4	98.2

End of year	$98.3	$96.4

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2003 and 2002

(dollars in millions)

A.	Summary of Significant Accounting Policies

Principles of Combination

The combined financial statements of Alcoa World Alumina and Chemicals (“AWAC”) have been prepared pursuant to a Formation Agreement dated December 21, 1994 between Alcoa Inc. (“Alcoa”) and WMC Limited of Melbourne, Australia (“WMC”). Investments in other entities are accounted for principally on the equity basis.

Effective December 11, 2002, WMC shareholders voted to create two entities, WMC Resources Ltd and Alumina Limited. Resulting in existing WMC Shareholders receiving shares in a new listed entity ‘WMC Resources Ltd’, which holds the non-AWAC businesses. Alumina Limited’s (formerly “WMC”) only significant asset is the 40% interest in AWAC.

The amounts presented within AWAC are stated at historical cost. All transactions between entities included in the combined financial statements have been eliminated.

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

Inventory Valuation

Inventories are carried at the lower of cost or market, with cost for a substantial portion of U.S. inventories determined under the last-in, first-out (“LIFO”) method. The cost of other inventories is principally determined under the average cost method. See Note E for additional detail.

Revenue Recognition

AWAC recognizes revenue when title, ownership, and risk of loss pass to the customer, in accordance with the provision of the U.S. Securities and Exchange Commissions’ Staff Accounting Bulletin no. 101 and SAB 104, Revenue Recognition in Financial Statements.

Deferred Alumina Sales Revenue

AWAC periodically enters into long-term supply contracts with alumina and aluminum customers and receives advance payments for product to be delivered in future periods. These advance payments are recorded as deferred revenue and revenue is recognized as shipments are made and title, ownership, and risk of loss pass to the customer during the term of the contracts. A prepayment of $240 related to the agreement is being amortized over the life of the contract based on the tonnage shipped.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2003 and 2002

(dollars in millions)

Properties, Plants and Equipment

Properties, plants and equipment are recorded at cost. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets, averaging 33 years for structures, and between 5 and 25 years for machinery and equipment. Gains or losses from the sale of assets are included in other income. Repairs and maintenance are charged to expense as incurred. Interest related to construction of qualifying assets is capitalized as part of construction costs. Depletion is taken over the periods the estimated mineral, reserves are extracted. See Note F for additional detail.

Amortization of Intangibles

Intangible assets with finite useful lives are amortized generally on a straight-line basis over the periods benefited, with a weighted average useful life of 10 years. Beginning January 1, 2002 goodwill and intangible assets with indefinite useful lives are no longer amortized. Prior to 2002, goodwill and indefinite-lived intangible assets were amortized over periods not exceeding 40 years. The carrying values of goodwill and other intangible assets with indefinite useful lives are tested at least annually for impairment. If it is determined that the carrying value exceeds the fair value, an impairment loss is recognized. See recently issued and adopted accounting standards below and Note G for additional detail.

Environmental Expenditures

Expenditures for current operations are expensed or capitalized, as appropriate. Expenditures relating to existing conditions caused by past operations, and which do not contribute to future revenues, are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability may include elements of costs such as site investigations, consultant fees, feasibility studies, outside contractor expenses and monitoring expenses. Estimates are not discounted or reduced by potential claims for recovery. Claims for recovery are recognized when received. The estimates also include costs related to other potentially responsible parties to the extent AWAC has reason to believe such parties will not fully pay their proportional share. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity, and other factors that may be relevant, including changes in technology or regulations. See Note P for additional information.

Foreign Currency

The local currency is the functional currency for AWAC’s operations outside the U.S., except in Brazil, Jamaica and Suriname, which use the U.S. dollar. The determination of the functional currency in these countries is made based on the appropriate economic and management indicators.

Derivatives and Hedging

AWAC accounts for derivatives in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133 Accounting for Derivative Instruments and Hedging Activities, as amended. The fair values of all outstanding derivative instruments are recorded on the balance sheet in other current and noncurrent assets and liabilities.

Derivatives are held as part of a formally documented risk management (hedging) program. AWAC’s hedging activities are subject to the management direction and control of the Alcoa Strategic Risk Management Committee (“SRMC”). SRMC is composed of the Alcoa chief executive officer, the Alcoa chief financial officer and other Alcoa officers and employees that the Alcoa chief executive officer selects. SRMC reports to the Alcoa Board of Directors on the scope of

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2003 and 2002

(dollars in millions)

its derivative activities. All derivatives are straightforward and are held for purposes other than trading. They are used primarily to mitigate uncertainty and volatility, and cover underlying exposures. AWAC measures hedge effectiveness by formally assessing, at least quarterly, the historical and probable future high correlation of changes in the fair value or expected future cash flows of the hedged item. When applicable, the ineffective portions are recorded in other income or expense in the current period. If the hedging relationship ceases to be highly effective or it becomes probable that an expected transaction will no longer occur, gains or losses on the derivative are recorded in other income or expense.

Changes in the fair value of derivatives are recorded in current earnings along with the change in the fair value of the underlying hedged item if the derivative is designated as a fair value hedge or in other comprehensive income if the derivative is designated as a cash flow hedge. If no hedging relationship is designated, the derivative is marked to market through earnings.

Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions. See Note M for additional information.

Exploration Costs

Exploration costs are generally deferred and amortized over the period during which the resources are extracted on a production basis. Applicable exploration costs are charged to expense in the year any program is abandoned.

Income Taxes

AWAC consists of a variety of different tax-paying legal entities. Income taxes are accrued and recorded on the financial statements of entities within AWAC except for entities that are limited liability companies (“LLC”). LLC income is taxable to the members that hold the LLC interest (for U.S. federal and most state income tax purposes). Therefore, current and deferred U.S. and most state tax assets and liabilities of the LLC’s are recorded in the financial statements of the members and, thus, are not reflected in AWAC’s financial statements. See Note L for additional detail.

Stock-Based Compensation

AWAC accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees and related interpretations using the intrinsic value method which resulted in no compensation costs for options granted. If compensation cost had been recognized for options granted in 2003 and 2002 under the provisions of SFAS No. 123 and No. 148, AWAC’s net income would not have been materially different. See Note I for additional detail.

Recently Issued and Adopted Accounting Standards

Effective December 31, 2003, AWAC adopted SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits - an amendment of FASB Statements No. 87, 88, and 106. This standard requires additional disclosures about an employer’s pension plans and postretirement benefit plans such as: the types of plan assets, investment strategy, measurement date, plan obligations, cash flows and components of net periodic benefit cost recognized during interim periods. See Note K to the combined Financial Statements for additional details.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2003 and 2002

(dollars in millions)

Effective December 31, 2003, AWAC adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46 R (“FIN46R”), Consolidation of Variable Interest Entities - an Interpretation of ARB 51. FIN46R addresses consolidation and disclosure by business enterprises of variable interest entities. This standard has no impact on AWAC’S financial statements.

Effective January 1, 2002, AWAC adopted SFAS No. 142, Goodwill and Other Intangible Assets for existing goodwill and other intangible assets. This standard eliminated the amortization of goodwill and intangible assets with indefinite useful lives and required annual testing for impairment. This standard required the assignment of assets acquired and liabilities assumed including goodwill to reporting units for purposes of goodwill impairment testing. Upon adoption of SFAS No. 142 on January 1, 2002, AWAC recognized a cumulative effect gain of $4.7, net of tax, associated with the write-off of negative goodwill.

Effective January 1, 2002, AWAC adopted the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which established accounting and reporting standards for the impairment and disposal of long lived assets and discontinued operations. See Note R for additional information.

Effective December 31, 2002, AWAC adopted Financial Accounting Standards Board (“FASB”) Interpretation No.45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 is an interpretation of FASB Statements Nos. 5, 57 and 107. FIN 45 elaborated on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued and it required the recognition of a liability at fair value by a guarantor at the inception of a guarantee. The disclosure requirements of FIN 45 were effective as of December 31, 2002. See Note O for additional details. The initial recognition and measurement provisions of FIN 45 were effective on a prospective basis for all guarantees issued or modified after December 31, 2002. AWAC has not issued or modified any material guarantees since December 31, 2002.

Effective December 31, 2002, AWAC adopted the disclosure requirements of SFAS No. 148, Accounting for Stock-Based Compensation–Transition and Disclosure–an amendment of FASB Statement No. 123. SFAS No. 148 provided alternative methods of transition for entities that voluntarily changed to the fair value method of accounting for stock-based employee compensation, and it also amended the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects of an entity’s accounting policy decisions with respect to stock-based employee compensation. This standard has no impact on AWAC’s financial statements.

Effective January 1, 2003, AWAC adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 nullified Emerging Issues Task Force (“EITF”) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity, under which a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 required that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. The provisions of this statement will be applied to any future exit or disposal activities.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2003 and 2002

(dollars in millions)

Reclassification

Certain amounts in previously issued financial statements were reclassified to conform to 2003 presentations. See Note C for further details.

B.	Nature of Operations

In December 1994 and January 1995, Alcoa and Alumina Limited entered into a multi-step transaction to restructure and combine the ownership of their respective worldwide bauxite, alumina and alumina-based chemicals businesses and investments into a group of companies known collectively as AWAC. AWAC is owned 60% by Alcoa and 40% by Alumina Limited

Primarily all bauxite mined by AWAC entities is refined into alumina by AWAC through a chemical process. The alumina is then further processed into alumina-based chemicals (See Note C below) or is sold to customers to be smelted into primary aluminum. Approximately 48% and 47% of AWAC’s respective 2003 and 2002 alumina production was sold to Alcoa. AWAC sells alumina-based chemicals to customers in a broad spectrum of industries for use in refractories, ceramics, abrasives, chemical processing and other specialty applications. In addition, AofA, the largest entity within AWAC, operates integrated aluminum facilities in Australia including mining, refining and smelting operations. Approximately 76% and 77% of AofA’s 2003 and 2002 revenues of $1,889 and $1,682 respectively, were derived from alumina, and the balance was derived principally from primary aluminum.

AWAC consists of the following entities within the noted worldwide markets:

1.	Two LLC’s, which hold all of Alcoa’s and Alumina Limited’s bauxite, alumina and industrial chemicals operations in Guinea, India, Japan, China and the U.S.; all of Alcoa’s bauxite and alumina operations in Jamaica; the bauxite and alumina operations in St. Croix; and the majority of Alcoa’s bauxite and alumina shipping operations. In June 2002, AWAC sold the St. Croix facility. See Note R for additional detail.

2.	AofA, including its aluminum smelting operations.

3.	All of Alcoa’s and Alumina Limited’s interest in Alcoa Chemie GmbH, Alcoa Chemie Nederland, and Alumina Espanola S.A. which represent all of Alcoa’s and Alumina Limited’s alumina-based chemicals businesses located in Germany, the Netherlands and Spain.

4.	Abalco, S.A. (“Abalco”), an entity formed in Brazil to hold 35% of Alcoa Aluminio’s (“Aluminio”) interest in the Alumar alumina refinery (“Alumar”) and 35% of Aluminio’s interest in Mineracao Rio do Norte S.A. (“MRN”), a bauxite mine that supplies bauxite to the Alumar refinery. The 35% interest is the estimated capacity necessary to fulfill Aluminio’s export alimina sales.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2003 and 2002

(dollars in millions)

The following summarizes the concentrations of sales and net assets by major geographic region.

	2003	2002
Sales
Australia	$1,743.6	$1,567.0
U.S.	1,159.8	981.0
Other	417.2	328.7

Total sales	$3,320.6	$2,876.7

Net assets
Australia	$1,691.3	$1,275.8
U.S.	542.6	573.6
Other	307.4	242.1

Total sales	$2,541.3	$2,091.5

C.	Assets Held for Sale

During 2002, AWAC management performed a portfolio review of its businesses and markets they serve. As a result of this review, AWAC committed to a plan to divest certain businesses that were not meeting initial growth and return measures. As part of this review, Alcoa Specialty Chemicals (“ASC”) was identified for sale.

ASC has annual revenues of approximately $360 million, and employs approximately 800 people. ASC’s global platform consists of eleven operating facilities in six countries around the world. In addition to facilities in North America, Europe, Japan, and an equity stake in Australia, ASC operates production and processing centers in the growth markets of China and India. ASC’s products are sold into a wide range of well established end markets including the steel production, cement production, petrochemical, plastics, automotive, non-ferrous metal production, ceramics, carpet manufacturing and electronics industries.

ASC, which was previously classified as held and used, has been reclassified to held for sale on the Combined Balance Sheet rather than discontinued operations, due to the expectation that Alcoa will enter into a supply agreement in connection with the sale of these businesses. All prior financial information has also been reclassified to reflect this treatment.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2003 and 2002

(dollars in millions)

The major classes of assets and liabilities of operations held for sale in the Combined Balance Sheet are as follows:

	2003	2002
Assets
Receivables	$45.8	$31.6
Inventories	37.0	32.9
Properties, plants and equipment, net	127.2	130.8
Other assets	27.0	24.9

Total assets held for sale	$237.0	$220.2

Liabilities
Accounts payable and accrued expenses	$17.6	$12.4
Other liabilities	23.1	5.9

Total liabilities of operations held for sale	$40.7	$18.3

D.	Asset Retirement Obligations

Effective January 1, 2003, AWAC adopted Statement of Financial Accounting Standards (“SFAS”) No. 143, Accounting for Asset Retirement Obligations. Under this new standard, AWAC recognized a reduction in liabilities, at fair value, of approximately $12.5 at January 1, 2003, for asset retirement obligations (“ARO’s”), consisting primarily of costs associated with spent pot lining disposal, bauxite residue disposal, mine reclamation and landfills based on a discounted cash flow model. These costs reflect the legal obligations associated with the normal operation of AWAC’s bauxite mining, alumina refining, and aluminum smelting facilities. AWAC had previously recorded liabilities for these costs on an undiscounted basis. Additionally, AWAC capitalized certain asset retirement costs by increasing the carrying amount of related long-lived assets, primarily machinery and equipment, and recorded associated accumulated depreciation from the time the original assets were placed into service. At January 1, 2003, AWAC increased the net properties, plants and equipment by $10.4, reduced liabilities by $12.5 as noted above and, recognized net deferred tax liabilities of $7.2.

The cumulative effect adjustment recognized upon adoption of this standard was a gain of $15.7. Net income for the year of 2002 would not have been materially different if this standard had been adopted effective January 1, 2002.

Alcoa World Alumina and Chemicals

Notes toCombined Financial Statements

December 31, 2003 and 2002

(dollars in millions)

The changes in the carrying amount of ARO’s for the year ended December 31, 2002, as if this standard had been adopted effective January 1, 2002, follow:

	2003	(Pro forma) 2002
Balance at beginning of year	$56.6	$49.9
Accretion expense	4.9	2.9
Payments and liabilities incurred, net	(5.2)	(1.2)
Translation and other	(4.6)	5.0

Balance at end of year	$51.7	$56.6

In addition to the ARO’s discussed above, AWAC may have other obligations in the event of a permanent plant shutdown. However, these plant assets have indeterminate lives and, therefore, the associated ARO’s are not reasonably estimable and liabilities cannot be established

E.	Inventories

	2003	2002
Finished goods	$4.1	$6.2
Work-in-process	20.0	17.4
Bauxite and alumina*	118.8	116.3
Purchased raw materials	86.8	70.3
Operating supplies	93.4	73.5

	$323.1	$283.7

*	Consists of 45% and 25% in the raw material state, 32% and 31% in work-in-process and 24% and 43% in finished goods at December 31, 2003 and 2002, respectively.

Approximately 13% of total inventories at December 31, 2003 and 2002, were valued on a LIFO basis. If valued on an average cost basis, total inventories would have been $35.2 and $31.2 higher at the end of 2003 and 2002, respectively. During 2002, LIFO inventory quantities were reduced, which resulted in a partial liquidation of the LIFO basis. The impact of this liquidation increased the 2002 net income by $4.3 net of tax. No such LIFO liquidation occurred in 2003.

F.	Properties, Plants and Equipment

	2003	2002
Land and land rights, including mines	$111.2	$89.1
Structures	1,519.5	1,260.9
Machinery and equipment	3,537.5	2,847.7

	5,168.2	4,197.7
Less: Accumulated depreciation and depletion	3,048.4	2,464.1

	2,119.8	1,733.6
Construction work in progress	202.7	156.1

	$2,322.5	$1,889.7

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2003 and 2002

(dollars in millions)

G.	Other Noncurrent Assets and Deferred Charges

	2003	2002
Deferred exploring and mining expenses	$88.3	$60.1
Deferred tax asset	101.7	97.5
Other noncurrent assets	246.9	186.2
Goodwill	28.6	27.8
Intangibles	.6	4.1

	$466.1	$375.7

H.	Long-Term Debt

Amounts are principally related to mortgages, that mature in 2005.

In April of 2002, Alcoa refinanced its $2,000 revolving-credit agreement that was to expire in April 2002, into a revolving-credit agreement that expired in April 2003 and wasn’t renewed. Under this agreement, certain levels of net worth must be maintained. No amounts were outstanding under this agreement at December 31, 2003. At December 31, 2002 AofA’s portion of these agreements totaled $250.

I.	Related Party Transactions

AWAC is controlled by its majority owner, Alcoa. AWAC receives related party sales revenues for alumina and chemical products sold to:

	2003	2002
Alcoa	$804.5	$854.7
Other	91.3	82.0

	$895.8	$936.7

The terms for all transactions and agreements between related parties and AWAC are established by negotiation between the parties.

Certain entities within AWAC have entered into contractual agreements with Alcoa for employee services (principally related to employees of the U.S. operations), an administrative services agreement, a commodity and foreign exchange hedging agreement and an alumina sales agreement. Total costs incurred by AWAC for these agreements were approximately $98.3 in 2003 and $95.3 in 2002. AWAC also has a long-term bauxite purchase agreement with a partially-owned entity. Total purchases under this agreement were approximately $92.5 and $85.8 during 2003 and 2002 respectively.

AWAC entered into a similar arrangement with Inespal, a wholly-owned subsidiary of Alcoa, in 1999. Loans made by AWAC under this agreement may be repaid at any time but have a maturity of one year. Because this agreement is less liquid then the agreement between AWAC and Alcoa,

Alcoa World Alumina and Chemicals

Notes toCombined Financial Statements

December 31, 2003 and 2002

(dollars in millions)

the net amount of loans receivable of $8.7 at December 31,2002, is included in other current assets. This agreement expired in January 2003.

Receivables from Alcoa, included in receivables from customers, totaled $105.1 and $87.4 as of December 31, 2003 and 2002, respectively, while trade accounts payable to Alcoa totaled $42.9 and $42.4 at December 31, 2003 and 2002, respectively. Short-term borrowings include $105.7 and $18.5 as of December 31, 2003 and 2002, respectively, that were due to Alcoa.

In May 2001, Alcoa entered into a loan agreement with AWAC whereby AW AC may borrow funds from Alcoa in various installments or “draw downs.” Each individual “draw down” has its own maturity not to exceed 60 days, and bears interest at the rate for deposits in US dollars as determined by the British Bankers Association on the day of the borrowing. Outstanding amounts for this agreement was $103 and $9 at December 31, 2003 and 2002 respectively, which are also included in the short-term borrowings listed above.

In 2003 and 2002, AW AC paid $5.2 and $4.3, respectively for stock option exercises under Alcoa’s Long Term Stock Incentive Plan. These amounts were reflected as a dividend paid to partners, net of a tax benefit of $1.8 in 2003 and $1.5 in 2002.

In 2002, Alcoa made a non-cash capital contribution to AWAC consisting of a $41.0 interest in Mineracao Rio do Norte (“MRN”) and a $21.0 interest in Halco Mining. In order to maintain its 40% interest in AWAC, Alumina Limited made total cash contributions in the amount of $41.0.

J.	Lease Expense

Certain equipment, including process control hardware and software, as well as warehousing, office space and non-cancelable lease obligations are under operating lease agreements. Total expense for all leases was $29.0 in 2003 and $33.9 in 2002. Under long-term leases, minimum annual rentals are $29.7 in 2004, $26.1 in 2005, $21.7 in 2006, $19.2 in 2007, $18.4 in 2008 and a total of $50.8 for 2009 and thereafter.

K.	Pension Plans and Other Postretirement Benefits

Entities within AWAC maintain pension plans covering certain non-U.S. employees. Pension benefits generally depend upon length of service, job grade or remuneration and certain other benefits. Substantially all benefits are paid through pension trusts that are sufficiently funded to ensure that all plans have adequate funds to pay benefits to retirees as they become due.

Entities within AWAC maintain health care and life insurance benefit plans covering certain non-U.S. retired employees. Generally, the medical plans are unfunded and pay a percentage of medical expenses reduced by other coverages. Life benefits are generally provided by insurance contracts. The entities retain the right, subject to existing agreements, to change or eliminate these benefits.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2003 and 2002

(dollars in millions)

The table below reflects the status of AWAC’s pension and postretirement benefit plans.

	Pension Benefits		Postretirement Benefits
	2003	2002	2003	2002
Change in benefit obligation
Benefit obligation at beginning of year	$497.1	$445.8	$34.5	$33.7
Service cost	26.3	22.1	.2	.2
Interest cost	29.6	26.1	1.7	1.7
Amendments	—	4.5	—	—
Actuarial (gains) losses	(4.8)	10.8	(.8)	(.1)
Participants’ contributions	15.0	12.2	—	—
Benefits paid	(49.7)	(47.4)	(1.0)	(1.0)
Exchange rate	115.1	23.0	—	—

Benefit obligation at end of year	$628.6	$497.1	$34.6	$34.5

Change in plan assets
Fair value of plan assets at beginning of year	$491.3	$504.2	$—	$—
Actual (loss) return on plan assets	45.4	(19.8)	—	—
Employer contributions	35.7	22.0	—	—
Plan participants’ contributions	15.0	12.2	—	—
Benefits paid	(48 7)	(46.7)	—	—
Administrative expenses	(.7)	(1.0)	—	—
Exchange rate	99.3	20.4	—	—

	$637.3	$491.3	$—	$—

Funded status	$8.7	$(5.8)	$(34.6)	$(34.5)
Unrecognized net actuarial (gain) loss	17.8	36.2	(32.4)	(32.3)
Unrecognized net prior service cost	12.9	16.8	—	—

Net amount recognized	$39.4	$47.2	$(67.0)	$(66.8)

Amount recognized in the balance sheet consists of
Prepaid benefit	$62.0	$62.3	$—	$—
Accrued benefit liability	(64.8)	(65.1)	(67.0)	(66.8)
Accumulated other comprehensive loss	32.7	49.5	—	—
Intangible asset	9.5	.5	—	—

Net amount recognized	$39.4	$47.2	$(67.0)	$(66.8)

The accumulated benefit obligations for all defined benefit pension plans were $597.2 and $482.0 at December 31, 2003 and 2002, respectively.

The aggregate benefit obligation and fair value of plan assets for the pension plan with benefit obligations in excess of plan assets were $442.4 and $390.0, respectively, as of December 31, 2003 and $315.0 and $261.9, respectively, as of December 31, 2002. The aggregate pension accumulated benefit obligation and fair value of plan assets with accumulated benefit obligations in excess of plan assets were $416.9 and $390.0, respectively, as of December 31, 2003 and $306.0 and $261.9, respectively, at December 31, 2002.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2003 and 2002

(dollars in millions)

	Pension Benefits		Postretirement Benefits
	2003	2002	2003	2002
Components of net periodic benefit costs
Service cost	$26.3	$22.1	$.2	$.2
Interest cost	29.6	26.1	1.7	1.7
Expected return on plan assets	(45.7)	(43.5)	—	—
Amortization of prior service cost	1.7	2.2	—	—
Recognized actuarial gains	1.2	(2.1)	(2.5)	(2.8)

Net periodic benefit costs (income)	$13.1	$4.8	$(.6)	$(.9)

Assumptions

Weighted average assumptions used to determine benefit obligations at December 31:

	Pension Benefits		Postretirement Benefits
	2003	2002	2003	2002
Weighted average assumptions
Discount rate, at year end	5.33%	5.59%	6.25%	6.75%
Rate of compensation increase	3.95%	4.69%	5.00%	5.00%

Weighted average assumptions used to determine the net cost for years ended December 31:

	Pension Benefits		Postretirement Benefits
	2003	2002	2003	2002
Weighted average assumptions
Discount rate, at year end	5.59%	5.75%	6.75%	7.25%
Expected long-term return on plan assets	8.43%	8.50%	—	—
Rate of compensation increase	4.69%	4.67%	5.00%	5.00%

The expected return on plan assets is based on historical performance as well as expected future rate of return on plan assets considering the current investment portfolio mix and the long-term investment strategy.

Assumed health care cost trend rates at December 31:

	2003	2002
Health care cost trend rate assumed for next year	9.0%	11.0%
Rate that the cost trend rate gradually declines to	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain at	2009	2008

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2003 and 2002

(dollars in millions)

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	1% Point Increase	1% Point Decrease
Effect on total of service and interest cost components	$.3	$(.3)
Effect on postretirement benefit obligations	4.7	(3.8)

Plan assets

AWAC pension plans investment policy, weighted-average asset allocations at December 31, 2003 and 2002, and target allocations for 2004, by asset category are as follows:

	Policy Range	Plan Assets at December 31,		Target 2004
		2003	2002
Asset Category
Equity securities	35-60%	59%	49%	50%
Debt securities	30-55%	27%	33%	38%
Real estate	5-15%	7%	8%	6%
Other	0-15%	7%	10%	6%

		100%	100%	100%

The basic goal underlying pension plan investment policy is to ensure that the assets of the plan, along with expected plan sponsor contributions, will be invested in a prudent manner to meet the obligations of the plan as those obligations come due. Investment practices must comply with applicable laws and regulations.

Numerous asset classes with differing expected rates of return, return volatility and correlations are utilized to reduce risk by providing diversification. Debt securities comprise a significant portion of the portfolio due to their plan-liability-matching characteristics and to address the plan’s cash flow requirements. Additionally, diversification of investments within each asset class is utilized to further reduce the impact of losses in simple investments. The use of derivative instruments is permitted where appropriate and necessary for achieving overall investment policy objectives.

Cash Flows

AWAC expects to contribute $35.0 to its pension plans in 2004.

AWAC sponsors a number of defined contribution pension plans. Expenses were $10.3 in 2003, $6.3 and in 2002.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2003 and 2002

(dollars in millions)

L.	Income Taxes

The combined financial statements of AWAC contain taxes for a variety of different tax-paying legal entities. Income taxes are accrued and recorded on the financial statements for all entities in AWAC except where the organizational structure involves an LLC. LLC income is taxable to the corporate members who hold the LLC interests (for U.S. federal and most state income tax purposes).

The components of income before taxes on income were:

	2003	2002
U.S.	$(81.3)	$(66.0)
Foreign	706.0	620.4

	$624.7	$554.4

The provision for taxes on income consisted of:

	2003	2002
Current
U.S. federal	$2.7	$1.7
Foreign	187.0	195.8

	189.7	197.5
Deferred
U.S. federal	1.1	.7
Foreign	3.4	(3.0)

	4.5	(2.3)

	$194.2	$195.2

Reconciliation of the U.S. federal statutory rate to the effective rate follows.

	2003	2002
U.S. federal statutory rate	35.0%	35.0%
Loss not taxed to AWAC	4.5	4.0
Taxes on foreign income	(8.4)	(3.8)

Effective tax rate	31.1%	35.2%

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2003 and 2002

(dollars in millions)

The components of net deferred tax assets and liabilities at December 31 follow.

	2003		2002
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Depreciation	$—	$237.2	$—	$174.6
Employee benefits	31.4	—	48.8	—
Loss provisions	18.3	—	15.3	—
Deferred income/expense	17.7	74.9	12.2	48.7
Tax loss carryforward	20.2	—	12.1	—
Derivatives and hedging	—	19.4	—	3.3
Other	2.2	9.2	17.2	29.5

	89.8	340.7	105.6	256.1
Valuation allowance	(.2)	—	(.2)	—

	$89.6	$340.7	$105.4	$256.1

Of the total loss carry forward benefits, $7.3 expires over the next 10 years, $12.9 over the next 20 years.

M.	Derivatives and Other Financial Instruments

The carrying values and fair values of AWAC’s financial instruments at December 31 follow.

	2003		2002
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$98.3	$98.3	$96.4	$96.4
Notes receivable	8.6	8.6	8.7	8.7
Short-term debt	115.4	115.4	43.6	43.6
Long-term debt	7.2	7.2	4.0	4.0

The methods used to estimate the fair value of certain financial instruments follow.

Cash and Cash Equivalents, Notes Receivable, and Short-Term Debt

The carrying amount approximates fair value because of the short maturity of the instruments. The short-term debt weighted average interest rate is 1.23% in 2003 and 1.85% in 2002.

Noncurrent Receivables

The fair value of noncurrent receivables is based on anticipated cash flows and approximates carrying value.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2003 and 2002

(dollars in millions)

Long-Term Debt

The fair value is based on interest rates that are currently available to Alcoa for issuance of debt with similar terms and remaining maturities.

AWAC holds or purchases derivative financial instruments, principally foreign exchange and commodity contracts, for purposes other than trading. Details of the fair values of the significant instruments follow.

	2003	2002
Foreign currency	$—	$(10.1)
Natural gas and other commodities	32.7	18.2

Cash Flow Hedges

Currencies

AWAC is subject to exposure from fluctuations in foreign currencies. Foreign currency exchange contracts are used to hedge the variability in cash flows from the forecasted payment or receipt of currencies other than the functional currency. AWAC’s foreign currency contracts were principally used to purchase Australian dollars. The U.S. dollar notional amount of all foreign currency contracts was $469.7 as of December 31, 2002. There were no outstanding contracts at the end of 2003.

Commodities

AWAC may elect to sell forward a portion of its anticipated alumina production. In addition, AWAC anticipates the continued requirement to purchase other commodities such as natural gas, fuel oil and electricity for its operations. AWAC enters into futures and options contracts to reduce volatility in the price of these commodities.

For these cash flow hedge transactions, the fair values of the derivatives are recorded on the balance sheet. The effective portion of the changes in the fair values of these derivatives are recorded in other comprehensive income and are reclassified to sales or cost of goods sold in the period in which earnings are impacted by the hedged items or in the period that the transaction no longer qualifies as a cash flow hedge. There were no material transactions that ceased to qualify as a cash flow hedge in 2003 or 2002. These contracts cover periods commensurate with known or expected exposures, generally within three years. Assuming market rates remain constant with the rates at December 31, 2003, $17.7 of the $21.3 loss included in other comprehensive income is expected to be recognized in earnings over the next twelve months. See Note Q for additional details regarding accumulated other comprehensive income.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2003 and 2002

(dollars in millions)

N.	Cash Flow Information

Cash payments for interest and taxes follow.

	2003	2002
Interest	$1.4	$1.0
Income taxes	86.2	235.4

	$87.6	$236.4

In 2002, Alcoa made a non-cash capital contribution to AWAC consisting of a $41.0 interest in Mineracao Rio do Norte (“MRN”) and a $21.0 interest in Halco Mining.

O.	Contingencies and Commitments

AofA is party to a number of natural gas and electricity contracts that expire between 2003 and 2022. Under these take-or-pay contracts, AofA is obligated to pay for a minimum amount of natural gas or electricity even if these commodities are not delivered. Commitments related to these contracts total $225.7 in 2004, $212.2 in 2005, $177.2 in 2006, $191.2 in 2007, $195.0 in 2008 and $2,358.8 thereafter. Amounts paid under these agreements were $266.5 and $178.3 for the years ended December 31, 2003 and 2002, respectively.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2003 and 2002

(dollars in millions)

P.	Environmental

AWAC continues to participate in environmental assessments and cleanups at a number of locations, including operating facilities. A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated. As assessments and cleanups proceed, the liability is adjusted based on progress in determining the extent of remedial actions and related costs and damages. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements and technological changes. AWAC’s remediation reserve balance at the end of 2003 and 2002 was $2.7 and $3.6 respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated.

Q.	Members’ Equity

AWAC’s capital represents the excess of AWAC’s assets over liabilities and minority interest. The components of capital consist of common stock, participants’ equity, additional capital, accumulated other comprehensive loss and retained earnings. For detail by entity, see Appendix I.

The components of accumulated other comprehensive loss included in members’ equity were as follows:

	2003	2002
Cumulative foreign currency translation adjustment	$(96.6)	$(535.8)
Additional minimum pension liability, net of tax	(23.0)	(34.6)
Unrealized losses on derivatives, net of tax	21.3	(11.3)

	$(98.3)	$(581.7)

R.	Special Items

During 2002 AWAC recorded net charges of $.4 in Special Items. The net charge related to asset impairments of $4.4 and employee termination and severance costs of $6.9, off-set by reversals of prior restructuring charges of $10.9. AWAC substantially completed all of these actions during 2003.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2003 and 2002

( dollars in millions)

As part of the sale of the St. Croix refinery in June 2002, AWAC was not required to assume any environmental or shutdown costs that were originally estimated in the 2001 restructuring charge. Therefore, the remaining balance of the reserves established in 2001 in conjunction with the shutdown were reversed, since AWAC was relieved of all future obligations associate with this location. Additionally, initial environmental reserve estimates with regards to the shutdown of the Suriname smelter and demolition of the Pt. Comfort Carbon plant were revised based on information currently available. The total reversal associated with these actions was a benefit of $(9.8).

In 2001, Alumina Espanola made estimates of termination costs for 40 of its employees totaling approximately $2.9. During the third quarter of 2002, management reassessed the number of employees for which termination costs will still be incurred. Based on that assessment, management determined that only 15 employees would generate termination costs for the Company. The difference between the original accrual and the 15 employees making up the current accrual is attributable to changes in facts and circumstances in 2002 as a result of finding various alternatives which yielded less cost to the company. As a result, the reserve was reduced by $(1.1), to reflect an assessment based on information currently available.

Of the remaining restructuring reserve balances at December 31, 2002, $1.2 relates to the 2001 restructuring program, consisting of asset write-down costs for remediation and demolition.

During 2003, 15 employees were terminated in Alumina Espanola with payments totaling $1.6, remaining no additional employees of the initial 15 accrued for at December 31, 2002.

Pretax restructuring charges consisted of:

	Asset Write- Downs	Employee Termination and Severance Costs	Total
2002
Reserve balance at January 1, 2002	$13.9	$4.8	$18.7
Total restructuring charges	4.4	6.9	11.3
Reversals of 2001 restructuring charges	(9.8)	(1.1)	(10.9)
Cash payments	(2.5)	(3.2)	(5.7)
Noncash charges	(4.8)	—	(4.8)

Reserve balance at December 31, 2002	$1.2	$7.4	$8.6

2003
Cash payments	$(1.2)	$(1.6)	$(2.8)
Noncash charges	—	(.2)	(.2)

Reserve balance at December 31, 2003	$—	$5.6	$5.6

Report of Independent Auditors

on Accompanying Combining Information

To the Members of the Strategic Council of

Alcoa World Alumina and Chemicals (“AWAC”)

The report on our audits of the combined financial statements of Alcoa World Alumina and Chemicals at December 31, 2003 and 2002 and for the years then ended appears on page one of this document. These audits were conducted for the purpose of forming an opinion on the combined financial statements taken as a whole. The supplementary combining information (Appendix 1) is presented for purposes of additional analysis of the combined financial statements rather than to present the financial position, results of operations and cash flows of the individual companies. Accordingly, we do not express an opinion on the financial position, result of operations and cash flows of the individual companies. However, the combining information has been subjected to the auditing procedures applied in the audit of the combined financial statements and, in our opinion, is fairly stated in all material respects in relation to the combined financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 15, 2004

Alcoa World Alumina and Chemicals Combining Balance Sheet December 31, 2003	Appendix I

(in millions)	Combined LLC’s	Alcoa of Australia	Alcoa Chemie GmbH	Alcoa Chemie Nederland	Abalco	Alumina Espanola	Sub Total	Intercompany Eliminations	Adjustments	Combined Total
Assets
Current assets
Cash and cash equivalents	$7.1	$42.8	$17.7	$18.4	$7.8	$5.0	$98.8	$—	$(0.5)	$98.3
Receivables from customers, less allowances of $0.1 in 2003 and $1.0 in 2002	146.1	196.1	10.8	10.4	8.4	34.6	406.4	(35.2)	(45.3)	325.9
Inventories	76.1	215.4	13.0	3.0	8.1	44.7	360.3	(0.2)	(37.0)	323.1
Prepaid expenses and other current assets	70.5	38.0	2.3	0.3	5.0	1.1	117.2	—	(5.3)	111.9

Total current assets	299.8	492.3	43.8	32.1	29.3	85.4	982.7	(35.4)	(88.1)	859.2
Investments	139.6	8.4	—	—	18.8	—	166.8	—	(28.5)	138.3
Properties, plants and equipment	536.7	1,735.1	22.4	15.0	61.1	79.4	2,449.7	—	(127.2)	2,322.5
Other assets and deferred charges	129.7	268.1	1.1	0.1	14.8	66.3	480.1	0.7	(13.3)	466.1
Assets held for sale	—	—	—	—	—	—	—	—	237.0	237.0

Total assets	$1,105.8	$2,503.9	$67.3	$47.2	$124.0	$231.1	4,079.3	$(36.1)	$(20.1)	$4,023.1

Liabilities
Current liabilities
Short-term borrowings	$103.3	$11.3	$—	$—	$—	$0.8	$115.4	$—	$—	$115.4
Accounts payable, trade	174.5	159.0	7.2	3.0	2.8	55.8	402.3	(35.2)	(14.9)	352.2
Accrued compensation	5.1	71.9	1.4	0.7	0.3	0.9	80.3	—	32.3	112.6
Taxes, including taxes on income	15.8	30.3	3.8	—	—	—	49.9	—	(6.2)	43.7
Deferred income taxes	11.6	86.3	—	—	—	—	97.9	(0.1)	—	97.8
Other current liabilities	22.0	23.0	1.9	2.5	0.4	5.3	55.1	—	9.6	45.5

Total current liabilities	332.3	381.8	14.3	6.2	3.5	62.8	800.9	(35.3)	1.6	767.2
Long-term debt, less amount due within one year	2.9	—	—	—	—	4.5	7.4	—	(0.2)	7.2
Accrued postretirement benefits	56.8	6.6	—	—	—	—	63.4	—	—	63.4
Deferred alumina sales revenue	187.4	—	—	—	—	—	187.4	—	—	187.4
Noncurrent liabilities	17.5	171.1	8.2	0.3	1.0	3.8	201.9	—	(42.1)	159.8
Deferred income taxes	0.3	254.2	—	1.7	0.6	—	256.8	(0.7)	—	256.1
Liabilities of operations held for sale	—	—	—	—	—	—	—	—	40.7	40.7

Total liabilities	597.2	813.7	22.5	8.2	5.1	71.1	1,517.8	(36.0)	—	1,481.8
Minority Interests	7.9	—	—	—	—	—	7.9	(0.1)	—	7.8

Members’ equity
Total members’ equity	500.7	1,690.2	44.8	39.0	118.9	160.0	2,553.6	—	(20.1)	2,533.5

Total liabilities and Members’ equity	$1,105.8	$2,503.9	$67.3	$47.2	$124.0	$231.1	$4,079.3	$(36.1)	$(20.1)	$4,023.1

Alcoa World Alumina and Chemicals Combining Balance Sheet December 31, 2002	Appendix I

(in millions)	Combined LLC’s	Alcoa of Australia	Alcoa Chemie GmbH	Alcoa Chemie Nederland	Abalco	Alumina Espanola	Sub Total	Intercompany Eliminations	Adjustments	Combined Total
Assets
Current assets
Cash and cash equivalents	$15.1	$39.4	$12.1	$16.5	$4.4	$8.9	$96.4	$—	$—	$96.4
Receivables from customers, less allowances	118.6	173.7	10.4	8.3	7.3	29.8	348.1	(32.0)	(31.6)	284.5
Inventories	64.1	186.8	10.9	4.1	5.8	45.6	317.3	(0.7)	(32.9)	283.7
Prepaid expenses and other current assets	37.3	28.5	2.2	0.6	2.7	10.3	81.6	—	(5.6)	76.0

Total current assets	235.1	428.4	35.6	29.5	20.2	94.6	843.4	(32.7)	(70.1)	740.6
Investments	140.2	7.3	—	—	18.3	—	165.8	(1.6)	(35.4)	128.8
Properties, plants and equipment	512.6	1,355.5	21.3	13.2	65.6	52.3	2,020.5	—	(130.8)	1,889.7
Other assets and deferred charges	133.3	174.5	0.6	—	15.0	63.2	386.6	1.1	(12.0)	375.7
Assets held for sale	—	—	—	—	—	—	—	—	220.2	220.2

Total assets	$1,021.2	$1,965.7	$57.5	$42.7	$119.1	$210.1	$3,416.3	$(33.2)	$(28.1)	$3,355.0

Liabilities
Current liabilities:
Short-term borrowings	$30.1	$4.3	$0.5	$0.1	$—	$8.6	$43.6	$—	$—	$43.6
Accounts payable, trade	150.3	117.1	4.3	3.0	2.1	47.5	324.3	(32.0)	(10.0)	282.3
Accrued compensation	6.5	52.1	1.0	0.6	0.2	1.4	61.8	—	(2.4)	59.4
Taxes, including taxes on income	19.8	43.7	6.3	0.7	1.6	4.4	76.5	—	(7.1)	69.4
Deferred income taxes	5.7	45.7	—	—	—	—	51.4	(0.2)	—	51.2
Other current liabilities	20.7	60.6	2.3	1.2	1.1	1.6	87.5	—	(4.7)	82.8
Long-term debt due within one year	—	—	2.0	—	—	—	2.0	—	(2.0)	—

Total current liabilities	233.1	323.5	16.4	5.6	5.0	63.5	647.1	(32.2)	(26.2)	588.7
Long-term debt, less amount due within one year	0.2	—	—	—	—	4.0	4.2	—	(0.2)	4.0
Accrued postretirement benefits	58.2	5.1	—	—	—	—	63.3	—	—	63.3
Deferred alumina sales revenue	195.4	—	—	—	—	—	195.4	—	—	195.4
Noncurrent liabilities	11.3	163.5	6.4	0.3	0.8	2.9	185.2	—	8.1	193.3
Deferred income taxes	1.3	197.8	0.4	1.4	0.4	—	201.3	(0.8)	—	200.5
Liabilities of operations held for sale	—	—	—	—	—	—	—	—	18.3	18.3

Total liabilities	499.5	689.9	23.2	7.3	6.2	70.4	1,296.5	(33.0)	—	1,263.5
Minority Interests	5.9	—	—	—	—	—	5.9	(0.2)	—	5.7

Members’ equity
Total members’ equity	515.8	1,275.8	34.3	35.4	112.9	139.7	2,113.9	—	(28.1)	2,085.8

Total liabilities and Members’ equity	$1,021.2	$1,965.7	$57.5	$42.7	$119.1	$210.1	$3,416.3	$(33.2)	$(28.1)	$3,355.0

Alcoa World Alumina and Chemicals

Combining Statement of Income

Year Ended December 31, 2003	Appendix I

(in millions)

	Combined LLC’s	Alcoa of Australia	Alcoa Chemic GmbH	Alcoa Chemie Nederland	Abalco	Alumina Espanola	Sub Total	Intercompany Eliminations	Combined Total
Revenues
Sales	$747.9	$1,455.5	$99.0	$56.9	$—	$65.5	$2,424.8	$—	$2,424.8
Sales lo related parties	555.2	418.1	13.9	20.5	61.3	187.4	1,256.4	(360.6)	895.8

	1,303.1	1,873.6	112.9	77.4	61.3	252.9	3,681.2	(360.6)	3.320.6
Costs and expenses
Cost of goods sold	1,208.4	1,138.2	89.4	47.8	48.4	251.0	2,783.2	(360.6)	2.422.6
Selling, general administrative and other expenses	34.3	38.0	4.8	4.3	0.6	3.7	85.7	—	85.7
Provision for depreciation, depletion and amortization	46.5	111.2	2.8	1.2	6.1	2.9	170.7	—	170.7
Special items	—	—	—	—	—	—	—	—	—
Interest expense	0.8	0.7	—	—	—	0.6	2.1	—	2.1
Other Expense	2.4	15.2	(0.4)	(0.4)	(2.2)	0.2	14.8	—	14.8

	1,292.4	1,303.3	96.6	52.9	52.9	258.4	3,056.5	(360.6)	2,695.9

Earnings
Income before taxes on income	10.7	570.3	16.3	24.5	8.4	(3.5)	624.7	—	624.7
Provision for taxes on income	32.6	149.9	5.3	8.6	(0.2)	(2.0)	194.2	—	194.2

Income from operations	(21.9)	420.4	11.0	15.9	8.6	(3.5)	430.5	—	430.5
Less: minority interests’ share	0.4	—	—	—	—	—	0.4	—	0.4
Income before cumulative effect of accounting change	(22.3)	420.4	11.0	15.9	8.6	(3.5)	430.1	—	430.1
Accumulative effect of accounting change	(5.2)	20.9	—	—	0.3	(0.3)	15.7	—	15.7

Net Income	$(27.5)	$441.3	$11.0	$15.9	$8.9	$(3.8)	$445.8	$—	$445.8

Alcoa World Alumina and Chemicals

Combining Statement of Income

Year Ended December 31, 2002	Appendix I

(in millions)

	Combined LLC’s	Alcoa of Australia	Alcoa Chemie GmbH	Alcoa Chemie Nederland	Abalco	Alumina Espanola	Sub Total	Intercompany Ellminations	Combined Total
Revenues
Sales	$651.7	$1,106.1	$78.0	$50.3	$0.1	$53.8	$1,940.0	$—	$1,940.0
Sales to related parties	458.2	575.8	11.0	14.5	52.2	170.8	1,282.5	(345.8)	936.7

	1.109.9	1,681.9	89.0	64.8	52.3	224.6	3,222.5	(345.8)	2,876.7
Costs and expenses
Cost of goods sold	1.026.0	1,034.9	71.4	41.0	44.1	213.1	2,430.5	(345.8)	2,084.7
Selling, general administrative and other expenses	29.8	29.7	3.9	4.6	0.5	2.9	71.4	—	71.4
Provision for depreciation, depletion and amortization	54.1	91.0	2.6	1.1	6.3	1.4	156.5	—	156.5
Special items	(5.3)	6.9	—	—		(1.2)	0.4	—	0.4
Interest expense	1.5	0.9	—	—	0.1	0.4	2.9	—	2.9
Other Expense	(0.7)	6.4	(0.2)	(0.5)	0.9	0.4	6.3	0.1	6.4

	1.105.4	1,169.8	77.7	46.2	51.9	217.0	2,668.0	(345.7)	2,322.3

Earnings
income before taxes on income	4.5	512.1	11.3	18.6	0.4	7.6	554.5	(0.1)	554.4
Provision for taxes on income	24.5	152.7	5.3	6.3	3.8	2.6	195.2	—	195.2

Income from operations	(20.0)	359.4	6.0	12.3	(3.4)	5.0	359.3	(0.1)	359.2
Less: minority interests’ share	0.3	—	—	—	—	—	0.3	—	0.3
Income before cumulative effect of accounting change	(20.3)	359.4	6.0	12.3	(3.4)	5.0	359.0	(0.1)	358.9
Accumulative effect of accounting change	—	—	—	—	—	4.7	4.7	—	4.7

Net Income	$(20.3)	$359.4	$6.0	$12.3	$(3.4)	$9.7	$363.7	$(0.1)	$363.6