Form 20-F
period 2004-12-31
ALUMINA LTD
filed 2005-06-29
CIK 857071

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

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

Shares outstanding :
Fully Paid Ordinary Shares.	1,163,111,048

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

ALUMINA LIMITED

2004 FORM 20-F

ALUMINA LIMITED

2004 FORM 20-F

THE DEMERGER

On December 11, 2002, Alumina Limited (formerly known as WMC Limited) demerged its interest in the Alcoa World Alumina and Chemicals joint venture (“AWAC”) from its nickel, copper/uranium and fertilizer businesses and exploration and development interests. The demerger was effected through an Australian court-approved scheme of arrangement and associated capital reduction and dividend distribution. As a result of the demerger, Alumina Limited (“Alumina”) holds the interest in AWAC, and WMC Resources Ltd, which prior to the demerger was a wholly owned subsidiary of WMC Limited, holds the nickel, copper/uranium and fertilizer businesses and exploration and development interests previously held within the WMC Limited group.

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

ALUMINA LIMITED

2004 FORM 20-F

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

ALUMINA LIMITED

2004 FORM 20-F

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

ALUMINA LIMITED

2004 FORM 20-F

Weights and Measures

1 troy ounce	=	31.103 grams
1 kilogram	=	32.15 troy ounces
1 kilogram	=	2.205 pounds
1 tonne	=	1,000 kilograms
1 tonne	=	2,205 pounds
1 gram per tonne	=	0.0292 troy ounces per (short) ton
1 kilometre	=	0.6214 miles

ALUMINA LIMITED

2004 FORM 20-F

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ALUMINA LIMITED

2004 FORM 20-F

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

ALUMINA LIMITED

2004 FORM 20-F

KEY INFORMATION

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected financial data appearing below as at December 31, 2004 and 2003 and for the fiscal years ended December 31, 2004, 2003 and 2002 are set forth in Australian dollars (except as otherwise indicated), and are extracted from the audited Consolidated Financial Statements of Alumina Limited (the “Company” or “Alumina”, which, unless the context otherwise requires, includes Alumina Limited and its subsidiaries) which appear elsewhere herein. The Consolidated Financial Statements for the fiscal year 2001 and the first eleven months of fiscal 2002 include the financial position, results of operations and cash flows of the discontinued operations of the incumbent nickel, copper/uranium and fertilizer businesses that were transferred to WMC Resources in the demerger. Also reported are the discontinued gold and talc operations of WMC Limited sold during 2001. These Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Australia (“Australian GAAP”), which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). Note 34 to the Consolidated Financial Statements provides an explanation of these differences as they affect Alumina, and reconciliations from Australian GAAP to United States GAAP of net income, comprehensive income, certain balance sheet items, shareholders’ equity and cash flows. The selected financial data appearing below as at December 31, 2001 and 2000 and for the fiscal year ended December 31, 2000 are derived from Alumina audited consolidated financial data, which are not included herein.

Alumina’s net profit under Australian GAAP was A$322.1 million for the year ended December 31, 2004 (A$236.9 million for the year ended December 31, 2003). Under US GAAP, Alumina would have reported net income of A$331.7 million for the year ended December 31, 2004 (2003: A$248.2 million). Comprehensive income under US GAAP for the year ended December 31, 2004 was A$317.1 million (2003: A$298.6 million).

Equity accounting is used where the consolidated entity exercises significant influence, but not control, over an investee company (the associate). Under this method, the consolidated entity’s share of the post-acquisition profits or losses of associates is recognized in the consolidated statement of financial performance, and its share of post-acquisition movements in reserves is recognized in consolidated reserves. The cumulative post acquisition movements are adjusted against the cost of the investment. Alumina’s Consolidated Financial Statements are prepared in accordance with Australian GAAP. The financial statements of Alcoa World Alumina and Chemicals (“AWAC”), of which Alumina owns 40% of the assets, are prepared in accordance with US GAAP. The equity share of profit from the non-Australian assets is based on these US GAAP financial statements and adjustments are made for accounting policies not allowed under Australian GAAP (refer to Note 34 to the Consolidated Financial Statements). The equity share of profits of AWAC’s Australian entity, Alcoa of Australia Ltd, is based on its Australian domestic financial statements. The principal differences between Australian GAAP and US GAAP which affected Alumina’s net income and comprehensive income, as well as its shareholders’ equity, either directly or through its share of associates, for 2001 and the discontinuing operations for 2002 and 2003 fiscal periods, relate to the treatment of the following items:

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

ALUMINA LIMITED

2004 FORM 20-F

KEY INFORMATION

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

ALUMINA LIMITED

2004 FORM 20-F

KEY INFORMATION

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the Notes thereto.

SELECTED FINANCIAL DATA UNDER AUSTRALIAN GAAP

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
	(A$ million except where indicated)
Net Sales Revenue from Continuing Operations	—	—	—	—	—
Net Income from Continuing Operations	322.1	236.9	209.7	281.4	366.9
Net Income (6)	322.1	236.9	174.5	401.7	764.9
Comprehensive Income(6)	324.3	265.3	209.9	421.5	798.0
Net Income from Operations per Ordinary Share (A$/share)	0.28	0.21	0.16	0.36	0.68
Income from Continuing Operations per Ordinary Share (A$/share)(4)	0.28	0.21	0.19	0.25	0.33
Diluted Net Income per Ordinary Share (A$/share)(5)	0.28	0.21	0.16	0.36	0.68
Cash Dividends paid per Ordinary Share (1)
(A$/share)	0.20	0.23	0.18	0.36	0.31
(US$/share) (2)	0.14	0.14	0.09	0.18	0.18

	At December 31, 2004	At December 31, 2003	At December 31, 2002	At December 31, 2001	At December 31, 2000
	(A$ million except where indicated)
Total assets	1,841.3	1,799.1	1,695.1	10,012.3	10,371.2
Long-term obligations(3)	0.2	0.2	2.4	3,476.6	4,304.2
Net assets	1,430.0	1,323.8	1,153.5	4,844.4	4,676.2

Shareholders’ equity	1,430.0	1,323.8	1,153.5	4,844.4	4,676.2

Capital stock	404.1	384.8	220.2	3,190.9	3,123.3

	Millions of shares

Number of shares	1,163.1	1,159.8	1,128.3	1,108.8	1,098.0

(1)	Fully franked. See “Dividends” in Item 8A.

(2)	These conversions were made using exchange rates applicable at the dates of the dividend payments.

(3)	As part of the demerger of December 11, 2002 Alumina Limited retained net debt of A$534.8 million. The debt is a 364 day facility and therefore classified as a short term obligation at December 31, 2004.

(4)	Basic earnings per share was determined on the basis of the weighted average number of outstanding Alumina (formerly WMC Limited) shares for the periods indicated. Refer also to Notes 1(s) and 6 to the Consolidated Financial Statements.

(5)	Diluted earnings per share was determined on the basis of the weighted average number of outstanding Alumina (formerly WMC Limited) shares for the periods indicated including potential shares from the conversion of partly paid shares and options into shares of WMC Limited. Refer also to Notes 1(s) and 6 to the Consolidated Financial Statements.

(6)	Includes income from continuing and discontinuing operations.

ALUMINA LIMITED

2004 FORM 20-F

KEY INFORMATION

SELECTED FINANCIAL DATA UNDER US GAAP

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
	(A$ million except where indicated)
Net Sales Revenue from Continuing Operations	—	—	—	—	—
Income from Continuing Operations	331.7	237.1	244.3	294.8	396.7
Net Income(7)	331.7	248.2	306.7	326.5	702.4
Comprehensive Income/(Loss)(7)	317.1	298.6	601.8	(588.5)	735.5
Income from Continuing Operations per Ordinary Share (A$/share)	0.29	0.21	0.22	0.05	0.56
Net Income from Operations per Ordinary Share(3) (A$/share)(5)	0.29	0.22	0.28	0.30	0.62
Diluted Net Income per Ordinary Share (A$/share)(6)	0.28	0.22	0.27	0.30	0.62
Cash Dividends per Ordinary Share paid (1) (A$/share)	0.20	0.23	0.18	0.36	0.31
(US$/share) (2)	0.14	0.14	0.09	0.18	0.18

	At December 31, 2004	At December 31, 2003	At December 31, 2002	At December 31, 2001	At December 31, 2000
	(A$ million except where indicated)
Total assets	1,920.6	1,881.3	1,744.0	8,402.3	10,175.7
Long-term obligations(4)	0.2	0.2	2.4	3,476.6	4,304.2
Net assets	1,509.3	1,406.0	1,202.4	3,778.5	4,694.2

Shareholders’ equity	1,509.3	1,406.0	1,202.4	3,778.5	4,694.2

Capital Stock	404.1	384.8	220.2	3,190.9	3,123.3

	Millions of shares

Number of Shares	1,163.1	1,159.8	1,128.3	1,108.8	1,098.0

(1)	Fully franked. See “Dividends” in Item 8A.

(2)	These conversions were made using exchange rates applicable at the dates of dividend payment.

(3)	In 2002, net profit per share was A$0.31 before the cumulative effect of an accounting change in policy for amortization of mine development and post-production waste removal costs. In 2003, net profit per share was A$0.20 before the cumulative effect of an accounting change in policy for asset retirement obligations and policy for Associate’s employee stock options. .

(4)	As part of the demerger of December 11, 2002 Alumina Limited retained net debt of A$534.8 million. The debt is a 364 day facility and therefore classified as a short term obligation at December 31, 2004.

(5)	Basic earnings per share was determined on the basis of the weighted average number of outstanding Alumina (formerly WMC Limited) shares for the periods indicated. Refer also to Notes 1(s) and 6 to the Consolidated Financial Statements.

(6)	Diluted earnings per share was determined on the basis of the weighted average number of outstanding Alumina (formerly WMC Limited) shares for the periods indicated including potential shares from the conversion of partly paid shares and options into shares of WMC Limited. Refer also to Notes 1(s) and 6 to the Consolidated Financial Statements.

(7)	Includes income from continuing and discontinuing operations.

ALUMINA LIMITED

2004 FORM 20-F

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

Period	At Period End	Average Rate(1)	High	Low
	(all figures in US$ per A$1.00)
November 2004			0.7903	0.7447
December 2004			0.7805	0.7495
January 2005			0.7790	0.7578
February 2005			0.7940	0.7669
March 2005			0.7974	0.7685
April 2005			0.7834	0.7658

Year Ended December 31, 2000	0.5560	0.5757	0.6687	0.5112
Year Ended December 31, 2001	0.5114	0.5178	0.5714	0.4812
Year Ended December 31, 2002	0.5625	0.5447	0.5748	0.5060
Year Ended December 31, 2003	0.7520	0.6524	0.7520	0.5629
Year Ended December 31, 2004	0.7805	0.7365	0.7979	0.6840

(1)	The average of the noon buying rates on the last day of each month during the financial period.

On May 20, 2005, the Noon Buying Rate was A$1.00 = US$0.7550.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

ALUMINA LIMITED

2004 FORM 20-F

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

Alcoa of Australia contributes the majority of AWAC’s earnings. While a significant proportion of Alcoa of Australia’s costs are incurred in A$, sales are denominated in US$. The US$/A$ exchange rate rose during 2004 and continued to rise into 2005 from the historic lows experienced in 2001 and 2002. AWAC’s future profitability, as expressed in A$, and hence that of Alumina Limited may be adversely affected by a strengthening of the A$ against the US$. AWAC’s profitability may also be adversely affected by a strengthening against the US$ of other currencies in which costs are incurred by AWAC’s refineries outside Australia.

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

ALUMINA LIMITED

2004 FORM 20-F

KEY INFORMATION

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

AWAC’s ability to sustain or increase its current level of production, and therefore its (and hence Alumina Limited’s) potential revenues and profits, in the medium to long-term is partly dependent on efficient operation of its facilities, the development of new projects and on the expansion of existing operations. No assurance can be given that the planned development and expansion projects will result in the entire anticipated additional production or that operation of existing facilities will be at desired rates of production. The economics of any project are based upon, among other factors, estimates of reserves, recovery rates, production rates, capital and operating costs and future commodity prices and exchange rates.

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

ALUMINA LIMITED

2004 FORM 20-F

KEY INFORMATION

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

Alumina Limited cash flows depend on the availability of dividends from AWAC

Alumina Limited’s cash flows will be generated, primarily from distributions made by AWAC, by way of dividend or capital return. The Strategic Council determines the timing and magnitude of AWAC dividends and capital returns, subject to the relevant provisions of the AWAC Agreements. Alumina Limited cannot unilaterally determine AWAC’s dividend policy or the quantum or timing of dividends to be paid by AWAC. AWAC must distribute by way of dividends, in each financial year, at least 30% of the net income of the prior year of the entities comprising AWAC, unless the Strategic Council agrees by a super majority vote to pay a smaller dividend. The practice of AWAC, confirmed by the Strategic Council in September 2002, has been to distribute 100% of free cash flow from the AWAC entities. However, Alcoa’s current policy is that AWAC should fund growth in production from internally generated cash flow. This would reduce dividends paid by AWAC and may reduce Alumina Limited’s ability to pay franked dividends to shareholders. Alumina Limited is currently exploring solutions to this issue through alternative AWAC structures, but there can be no assurance that a revised structure can be agreed and implemented in the short term or at all.

Alumina is liable for further capital calls by Alcoa under the AWAC arrangements.

AWAC may make an annual capital request of up to US$1 billion following approval by a majority vote of AWAC’s Strategic Council. Alcoa has a majority of the votes on the AWAC Strategic Council. Alumina Limited is required to fund its share of the request subject to the provisions of the agreement. If Alumina Limited is unable to obtain equity or debt funding to make this capital contribution, it may ultimately run the risk of its equity interest in AWAC being diluted. Accordingly, there is a risk that Alumina Limited will be unable to fund an AWAC capital request made unilaterally by Alcoa, in the future, and that its interest in AWAC could be diluted.

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

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Alumina Limited, previously called WMC Limited until its name change in December 2002 as part of the demerger, was incorporated in 1970. In 1979 it became the holding company of the WMC Group which commenced operations in 1933. The Company is listed on the Australian Stock Exchange. At December 31, 2004, Alumina had total consolidated assets of A$1.8 billion. Alumina’s income from continuing operations was A$322.1 million in the year ended December 31, 2004 and A$236.9 million in the year ended December 31, 2003.

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

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Capital and Investment Expenditures

Since January 1, 2003 the continuing operations of Alumina made the following principal capital and investment expenditures:

•	In December 2003, Alumina increased its interest in Alcoa of Australia to 40% through purchasing QBE Limited’s 0.75% interest by issuing 18,372,881 shares in Alumina. The acquisition was accounted for based on Alumina’s closing share price on December 12, 2003 of $5.90 (the closing price on the trading day prior to the date when the purchase was agreed).

•	In 2004, AWAC completed the sale of the Specialty Chemicals division, resulting in an after-tax profit of $15 million for Alumina Limited. The sale was consistent with AWAC directing its focus toward expanding its alumina operations.

•	In December 2004, Alumina Limited acquired a 40 per cent interest in the Juruti bauxite deposit in Brazil, which is being considered for development to supply bauxite to the planned expansion of the Alumar refinery and other AWAC or third-party refineries.

AWAC’s Global Interests as at December 31, 2004

*	All Alumina Chemical assets were sold 27 February 2004, except for chemical grade alumina refining at Kwinana, San Ciprian and Point Comfort.

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

B.	Business Overview

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

The following decisions require a super majority vote:

•	change of the scope of AWAC;

•	change in the minimum 30% dividend policy;

•	sale of all or a majority of the assets of AWAC;

•	equity calls on behalf of AWAC totalling, in any one year, in excess of US$1 billion; and

•	loans to Alcoa, Alumina or their affiliates by AWAC.

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

Alumina is entitled to representation in proportion to its ownership interest on the Board of each entity in the AWAC structure, including Alcoa of Australia. Alumina has proportional representation on the Boards of the following strategic AWAC companies: Alcoa of Australia and Alcoa World Alumina LLC. In addition to the Strategic Council meetings, Alumina’s management and Board will visit and review a number of AWAC’s operations each year.

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

ALUMINA LIMITED

2004 FORM 20-F

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

In November 2001, Alcoa announced that it had finalized agreements for a strategic alliance with the Aluminium Company of China Limited (Chalco). Under the strategic alliance, it was proposed that Alcoa and Chalco would form a 50/50 joint venture in respect to Chalco’s operations at Pingguo, which includes bauxite, alumina and aluminium facilities. In April 2004, approval was received from the China National Development and Reform Commission (NDRC) to proceed with formation of their proposed joint venture. The Pingguo joint venture includes an 850,000 tonne alumina refinery and bauxite mining operations. Pending successful completion of negotiations, AWAC would be offered participation in the bauxite mining and alumina refining operations at Pingguo.

In September 2003, Alcoa announced the signing of a memorandum of understanding (MOU) with the Kingdom of Bahrain to acquire up to a 26 percent equity stake in Alba, a Bahrain company that owns and operates a 512,000 tonne aluminium smelter and which is currently adding a fifth pot line which, when completed in 2005, will bring its capacity to 819,000 tonnes per year. The MOU was designed to accelerate plans for an additional expansion, a sixth line with an additional 307,000 tonnes capacity. Alba has been a major AWAC customer for more than 30 years and the Alba investment by Alcoa would secure for AWAC sales of 2.2 million tonnes of alumina. Alumina decided in 2004 not to participate in the investment opportunity in the Alba aluminium smelter, opting instead to focus on alumina brownfield development opportunities within the AWAC network. Alcoa did not go ahead with the acquisition. Alba continues to be one of AWAC’s largest alumina customers.

The current alumina production capacity of AWAC is approximately 13.4 million tonnes per annum, comprised of Australian operations – 7.8 million tonnes; Point Comfort – 2.3 million tonnes; San Ciprian – 1.3 million tonnes; Suriname – 1.1 million tonnes; Jamaica – 0.6 million tonnes and Brazil – 0.3 million tonnes. In the year ended December 31, 2004, AWAC produced approximately 13.6 million tonnes of alumina, compared with approximately 13.1 million tonnes of alumina the previous year, an increase of 4% predominately achieved by –production capacity creep, operating the Point Comfort refinery in 2004 at full capacity and increased production from the Jamaican expansion, completed in December 2003.

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ALCOA WORLD ALUMINA AND CHEMICALS - SELECTED FINANCIAL DATA(1)

(Total of AWAC Entities - Figures reflect 100% of AWAC) (2)

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
	(A$ million)
Financial Results
Net Sales Revenue	5,203.0	5,089.8	5,281.3	6,088.4	6,294.8
Depreciation and Amortization	252.1	261.6	287.3	319.7	303.8
Profit before Tax	1,203.3	957.5	1,017.8	1,329.2	1,629.3
Profit after Tax	799.0	683.3	667.5	795.6	1,074.9

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002	As at December 31, 2001	As at December 31, 2000
	(A$ million)
Balance Sheet Summary
Current Assets	1,499.8	1,142.6	1,441.2	1,739.3	1,694.9
Current Liabilities	1,197.4	1,020.2	1,093.2	1,493.5	1,125.7
Total Assets	5,601.9	5,349.9	5,964.4	6,164.4	6,099.3
Net Assets	3,623.3	3,379.4	3,718.2	3,429.2	3,764.4

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Production
Alumina (thousands of tonnes)	13,617	13,074	12,312	11,905	13,252
Aluminium (thousands of tonnes)	385.7	384.4	378.2	374.2	344.0

(1)	Based upon audited financial statements prepared in accordance with US GAAP.

(2)	Alumina Limited holds 40% of AWAC.

AWAC OPERATIONS

i)	Smelter-Grade Alumina and Primary Aluminium

Australia

In Australia, AWAC partners own 100% of Alcoa of Australia which operates integrated aluminium facilities, including mining, refining and smelting facilities. In calendar year 2004, the Australian operations produced 7.8 million tonnes of alumina (2003: 7.9 million tonnes) and 386,000 tonnes of aluminium (2003: 384,000 tonnes).

Alumina produced in Australia by AWAC is shipped either to its smelters at Point Henry and Portland in Victoria, Australia or to overseas customers, principally in South Africa, the Middle East, South East Asia, Russia, China, South America and North America. Bauxite is sourced from its 100% owned Huntly and Willowdale bauxite mines, each located in the Darling Ranges south of Perth, which supply AWAC’s three alumina refineries in Western Australia. Bauxite is transported by rail to the refinery at Kwinana, or by overland conveyor to the Pinjarra and Wagerup refineries. The Kwinana, Pinjarra and Wagerup refineries have capacities of 2.0 million tonnes, 3.5 million tonnes and 2.3 million tonnes, respectively. On February 6, 2004, AWAC announced that environmental approval was received for an efficiency upgrade to the Pinjarra Refinery that would increase production to 4.2 million tonnes. Work on the project, began in early 2004, with the construction phase expected to be completed by the end of 2005. In May

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2004, AWAC announced that it will undertake comprehensive public consultation about a third production unit of over 2 million tonnes at its Wagerup refinery. This potential project would if approved likely be funded primarily from operating cash flows.

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

AWAC is a 20% participant in the consortium that acquired the Western Australian Dampier to Bunbury Natural Gas Pipeline in 2004. Participation in this acquisition secured energy delivery capacity required to support further capacity growth in AWAC’s Australian refining system.

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

United States

Point Comfort Refinery

AWAC owns 100% of an alumina refinery at Point Comfort in Texas. The facility is located approximately 210 kilometres south of Houston on Port Lavaca Bay. Point Comfort’s port facilities are linked with the Gulf of Mexico via a 35 kilometre channel. The Point Comfort refinery, which was completed in 1960 and expanded in 1997, has a nominal capacity of 2.3 million tonnes per annum. In February 2001, AWAC announced the immediate reduction of the operating rate of Point Comfort to between 1.6 to 1.9 million tonnes per year. This rate was further reduced in the second half of 2001, to an operating rate of 0.7 to 0.8 million tonnes per year, in response to weak

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

markets and high costs. During 2002 the production rate returned to a rate of 1.8 million tonnes per annum. Point Comfort returned to producing at full capacity during the second quarter of 2003 (2.3 million tonnes per annum).

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

Republic Of Guinea

Halco Mining Bauxite Operation

AWAC has a 45% interest in a bauxite company, Halco (Mining) Inc. (“Halco”) after incorporating Reynolds Metals Company’s 6% interest in Halco into AWAC in December 2002. Halco is an international consortium that owns 51% of Compagnie des Bauxites de Guinée (“Compagnie Guinée”), the manager of a number of bauxite mines at Boké in Guinea, West Africa. The Republic of Guinea owns the remaining 49% of Compagnie Guinee.

The Boké bauxite mines are located north-west of Conakry in Guinea.

The shareholders of Halco take bauxite in proportion to their equity positions under take-or-pay contracts. Long-term agreements to purchase bauxite mined by Compagnie Guinee expire after 2011. AWAC also purchases bauxite from other Halco equity holders.

In May 2004, AWAC announced the signing of a memorandum of understanding (MOU) with Alcan to assess the feasibility of developing jointly a 1.5 million metric tonne per year (mtpy) alumina refinery in the Republic of Guinea, West Africa. A detailed feasibility study for the refinery is expected to be completed during 2005.

Suriname

Suralco

In Suriname, AWAC owns the Suriname Aluminum Company (“Suralco”). Suralco began operations in 1916 and currently has interests in an alumina refinery at Paranam, bauxite mines in north east Suriname and south of Paranam and hydro-electric facilities at Afobaka Lake.

The 2.2 million tonnes-per-annum alumina refinery at Paranam, in the north of Suriname, was constructed in 1968 and sources bauxite from mines in Suriname. The refinery is owned by a joint venture held 55% by Suralco and the remainder by an affiliate of BHP Billiton plc (“BHP Billiton”). Suralco acts as manager of the joint venture and operates the refinery. The joint venture parties share alumina production from the refinery in proportion to their shareholdings and are separately responsible for the marketing of their share of this production.

The Moengo mine in north east Suriname is 100% owned by Suralco. Approximately 1.5 million tonnes of bauxite are sourced each year from the Moengo mine. Bauxite is barged approximately 200 kilometres to the refinery at Paranam. Bauxite reserves at the Moengo mine are sufficient, at least until 2006, at current production levels.

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

In January 2003, AWAC and BHP Billiton signed a Memorandum of Understanding (MOU) with the government of Suriname providing for (i) continuation and expansion of mining and refining activities in eastern Suriname and (ii) various exploration and other activities over the following two years relating to the feasibility of bauxite and alumina investments in western Suriname. Under the MOU, AWAC and BHP Billiton have exclusive rights in western Suriname and have committed to spend up to US$8.5 million over 21-25 months to explore this opportunity, shared 55% (AWAC) and 45% (BHP Billiton). The MOU provides that AWAC and BHP Billiton will negotiate an investment agreement with the Suriname government.

AWAC’s share of alumina produced for 2004 was more than 1.1 million tonnes. In August 2003, AWAC announced a 250,000 tonne expansion at the Paranam refinery (AWAC’s share 55%). The expansion will lift annual production by 12% to 2.2 million tonnes. The US$65 million expansion was completed by the first quarter 2005.

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

Jamaica

Jamalco Refinery

AWAC owns Alcoa Minerals of Jamaica LLC, a US based company which holds a joint venture interest in Jamaica. The investment comprises a joint venture called Jamalco which is owned 50% by AWAC and 50% by Clarendon Alumina Production Limited (Clarendon), which is a Jamaican Government company. The joint venture is governed by agreements with the Jamaican Government which were finalized in 1988. Jamalco owns and manages bauxite mines, an alumina refinery and port facilities. Each joint venturer is responsible for marketing its share of production.

The bauxite mines that feed the refinery are located 40 kilometres to the north of the refinery in the Mocho Mountains. The bauxite mining rights are owned by Jamalco. The bauxite mined in the Mocho Mountains is transported to the refinery on a railway owned by the joint venture. Jamalco also manages a port at Rocky Point, located south of the alumina refinery. The port is connected to the refinery by rail. Bauxite is also sourced from leases in Harmons Valley and the Manchester Plateau. The mining operations on those leases are being undertaken jointly by AWAC and Alpart, a Jamaican bauxite mining joint venture owned by Glencore (65%) and Hydro Aluminium of Norway (35%) with mining activity carried out by a contractor on behalf of the joint venture.

Jamalco’s alumina refinery, completed in 1972, is located 72 kilometres west of Kingston. The refinery’s nominal capacity is 1.25 million tonnes per annum after completion of the 250,000 tonne expansion in November 2003. The completion of the expansion, was part of an agreement to invest US$115 million to expand the refinery and remove from Jamalco the nearly 30-year-old levy on bauxite. The removal of the levy, along with the expansion, reduced operating costs by 30%.

The refinery produces smelter grade alumina, and production was higher in 2004 compared with production for 2003. Energy for the refinery is provided by oil powered turbines. Any surplus power produced is sold into the Jamaican public electricity grid and the refinery can draw power from the grid if necessary.

Alcoa announced in May 2005 that its AWAC affiliate and the Government of Jamaica have approved plans to immediately expand the Jamalco alumina refinery in Clarendon, Jamaica by 150,000 mtpy as the first phase of an overall 1.5 million mtpy capacity expansion. The first phase will cost approximately US$77 million, with the

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

commitment of another US$25 million to finalize detailed engineering on the full project over the next three months. Full production from the first phase is expected by the end of 2006.

A final investment decision on the larger expansion project, which would more than double the refinery’s total capacity to at least 2.8 million mtpy, is expected in the third quarter of 2005. As part of that project, AWAC ownership in the refinery will move from 50% to at least 70%. The government of Jamaica will continue to own the remaining percentage. Upon approval, it is expected that the expansion project will be completed by the end of 2007.

Brazil

Abalco

Abalco SA (Abalco), an AWAC entity in Brazil, is a participant (18.9%) in a consortium that owns the Alumar alumina refinery at São Luis in north eastern Brazil. The other consortium participants are Alcoa Aluminio S.A. (35.1%), BHP Billiton Metais SA (36%) and an affiliate of Alcan Aluminio Do Brazil SA (10%). Alcoa Aluminio is the operator of the consortium which is managed on a production and cost sharing basis. Abalco has special rights to 54% of any expansion of the Alumar refinery.

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

There was an increase in AWAC’s share of alumina produced for 2004.

Juruti

In December 2004, Alumina Limited acquired a 40 per cent interest in the Juruti bauxite deposit in Brazil, which is being considered for development to supply bauxite to the planned expansion of the Alumar refinery and other AWAC or third-party refineries. A final decision on this project is expected later in 2005.

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

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Ghana

AWAC is developing with the Government of Ghana a feasibility study to construct a 1.5 million tonne alumina refinery. This study is expected to be completed in 2006 and covers the development of an integrated aluminium industry in Ghana, including bauxite mining, alumina refining and aluminium smelting.

ii)	Alumina Specialty Chemicals

AWAC announced on 27 February 2004 that it had completed the sale of its specialty chemicals business to two private equity firms led by Rhone Capital LLC for approximately US$342 million, which includes the assumption of debt and other unfunded obligations resulting in a profit after tax to Alumina of approximately A$15 million under Australian GAAP. Under Australian GAAP, A$21.8 million of goodwill in relation to the Specialty Chemical Assets were previously amortized through the income statement and A$4.3 million of cumulative foreign exchange losses were recognized directly in equity. Under US GAAP, goodwill is not amortized and cumulative foreign currency losses are recognized through the income statement. On disposal this resulted in a greater net asset figure resulting in a A$11.3 million loss being recognized under US GAAP. The sale process was previously announced by AWAC in January 2003 as part of its continual review of its operations to ensure they meet performance targets and fit within long term strategy.

The Specialty Chemicals business consisted of 11 operating facilities in six countries around the world. In addition to facilities in North America, Europe, Japan, and an equity stake in Australia, Specialty Chemicals operated production and processing centers in China and India. Products were sold into a wide range of end markets including the steel, cement, petrochemical, plastics, automotive, non-ferrous metal production, ceramics, carpet manufacturing and electronics industries. Specialty Chemicals had annual revenues of approximately US$360 million in 2003, and employed approximately 800 people. Results for 2004 included 2 months of operating profit.

iii)	Shipping

Alcoa Steamship Inc.

AWAC owns and operates a shipping operation that provides transportation services to AWAC’s alumina business and to third parties, including Alcoa. Operating both owned and chartered vessels, the shipping business transports dry and liquid bulk cargoes, including bauxite, alumina, caustic soda, fuel oil, petroleum coke and limestone.

AWAC owns seven combination carriers. AWAC operates two large carriers between Australia and the United States carrying alumina to smelters on the west coast of the United States and backfilling with raw materials such as petroleum coke and caustic soda for the Australian operations. AWAC operates three smaller vessels in the Caribbean carrying alumina from Suriname and Jamaica to New Orleans, on the south coast of the United States or Baltimore on the north coast of the United States. These ships are also back filled with raw materials for the Suriname and Jamaican operations. AWAC also charters carriers for the transport of bauxite, alumina and aluminium (for both AWAC and Alcoa) between its various global operations. AWAC also operates two 30,000 tonne vessels which transport alumina from the West Australian refineries to the Victorian smelters.

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

iv)	Markets and Competition

The alumina market is competitive, with many active suppliers and commodity traders, although in recent times there has been significant industry rationalisation due to the mergers of Alcoa/Inespal, Alcoa/Reynolds Metal Company. Alcan/Algroup and Alcan/Pechiney. The majority of products are sold in the form of smelter grade alumina with about 10% of total alumina production being used to make alumina based chemicals.

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

Markets

AWAC’s principal customer for its alumina production is Alcoa’s primary smelting group, with remaining sales usually under long term contracts which are referenced to the LME aluminium price. A small percentage of production has been sold into the spot alumina market.

Approximately 90% of world production of alumina is sold under long-term contracts which typically have alumina prices based on a percentage of the recent aluminium metal prices. The spot market for alumina is limited, with prices tending to be volatile. The spot alumina market has a limited impact on the average realised alumina prices for AWAC.

The price paid for the AWAC production by Alcoa smelters (excluding the Alumax smelters acquired by Alcoa in 1998) is currently determined by applying the weighted average of:

•	the prices received by AWAC from the sale of alumina to unrelated third parties; and

•	the contract price paid by the Alumax smelters set under their contracts when the Alumax smelters were still unrelated to Alcoa.

Alcoa and Alumina are reviewing the terms of supply by AWAC of alumina to Alcoa’s primary smelting group.

Alumina produced in Australia by AWAC is shipped to its primary aluminium smelters at Point Henry and Portland in Victoria, or to overseas customers, principally in South Africa, the Middle East, South East Asia, Russia, China, South America and North America.

Employees

At the end of 2004, AWAC had approximately 7,019 employees in its locations compared with approximately 8,140 in 2003 and 8,480 in 2002. The number of employees by segment was:

	2004	2003	2002
Alumina	5,751	5,950	6,300
Aluminium	980	1,130	1,150
Chemicals & Other	288	1,060	1,030

Regulatory and Environment

The possibility exists that new legislation or regulations may be adopted that may materially adversely affect AWAC’s mining operations or AWAC’s cost structure. New legislation or regulations, or more stringent interpretations or enforcement of existing laws and regulations, may also require AWAC’s customers to change

ALUMINA LIMITED

2004 FORM 20-F

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

At present, Australia does not have in place regulatory requirements to reduce greenhouse gas emissions. However, it is possible Australia will ratify the Kyoto Protocol, which would require Australia to limit greenhouse gas emissions to 8% over 1990 levels by 2008-2012. Even if the Kyoto Protocol is not ratified, the Australian Government may still introduce regulations to reduce greenhouse gas emissions to pursue achievement of the Kyoto Protocol targets. To date, the Government has, however, given no indications as to the likelihood, nature or timing of any such regulations.

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

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

The Second Report of the Cancer and Mortality Study issued in June 2004 shows that there was a lower overall risk of death in Alcoa employees compared to the general population and mortality rates for all four major categories of death (circulatory disease, respiratory disease, cancer and injury/trauma) were lower amongst Alcoa employees than in the general population. The study also found that the total incidence of cancer in past and present Alcoa employees was lower than the general population.

The cancer incidence rates for melanoma continued to be higher in Alcoa’s Western Australian operations than the general population but research suggests it is not work related. The cancer incidence for thyroid/endocrine glands in office workers in Western Australia was also higher than the general population. This finding was unexpected and will be monitored in future searches. The cancer incidence rates for kidney cancer were found to be higher in the Victorian Operations than in the general population and the study will further examine these. The incidence of stomach cancer in Victorian Operations was also higher than the general population. This finding was unexpected and restricted to office workers and further investigation is required to understand it.

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

•	Alumina International Holdings Pty Ltd – Incorporated in Australia this company holds all entities in the Alumina Group’s AWAC joint venture (except for Alcoa of Australia Ltd, see below) through its indirect 40% interest in each of Alcoa World Alumina LLC, Alcoa Caribbean Holdings LLC, Alumina Espanola SA, Abalco SA and Alcoa Chemie Nederland BV (sold in February 2004 as part of the Alumina Specialty Chemical Sale- refer Item 4B(ii)) and Alcoa Chemie GMBH (sold in February 2004 as part of the Alumina Specialty Chemical Sale- refer Item 4B(ii)). It is wholly owned by Alumina.

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

•	Alcoa of Australia Ltd – Incorporated in Australia, and 40% owned by Alumina, this company is a significant entity in the Alumina Group’s AWAC joint venture, with integrated bauxite mining, alumina refining and aluminium smelting facilities in Australia.

The AWAC entities’ assets include the following interests:

•	100% of the bauxite mining, alumina refining, and aluminium smelting operations of Alcoa of Australia;

•	100% of the refinery assets at Point Comfort, Texas, United States (“Point Comfort”);

•	various interests in mining, refining and smelting assets in Suriname ;

•	a 50% interest in mining and refining assets in Jamaica;

•	an 18.9% interest in the São Luis refinery in Brazil and a 9.6% interest in the bauxite mining operations of Mineracao Rio Do Norte, an international mining consortium. AWAC also owns disproportionate expansion rights to the São Luis alumina refinery;

•	100% of the Juruti bauxite deposit in Brazil;

•	100% of the alumina-based chemicals businesses in the United States, the Netherlands, Germany, and major interests in businesses in Japan and India which were divested on 27 February 2004;

•	100% of the refinery and alumina-based chemicals assets at San Ciprian, Spain;

•	A 45% interest in Halco, a bauxite consortium that owns a 51% interest in Compagnie Guinée; and

•	100% of the bauxite and alumina shipping operations (“Alcoa Steamship”).

In December 2003, Alumina increased its interest in Alcoa of Australia to 40% (and AWAC’s interest to 100%) through purchasing QBE Limited’s 0.75% interest by issuing 18,372,881 shares in Alumina.

D.	Property, plant and equipment

Alumina’s property, plant & equipment consist only of various pieces of office furniture and equipment.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, which are included in this annual report. Those Consolidated Financial Statements have been prepared in accordance with the Australian GAAP, which differs in certain respects from US GAAP. A discussion of the principal differences between Australian GAAP and USGAAP as they relate to Alumina and a reconciliation of net income, comprehensive income, certain balance sheet items, shareholders’ equity and cash flows to US GAAP is provided in Note 34 to the Consolidated Financial Statements. Unless noted otherwise, amounts and disclosures of accounting matters made in this section are determined in accordance with Australian GAAP. The critical accounting policies adopted by Alumina are described below.

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

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

The discussion below of operating results and financial review for the comparative 2004 year has been prepared based on the Company’s continuing operations relating to the AWAC venture, as in conjunction with the demerger, WMC Resources Ltd generally assumed all the assets and liabilities associated with the businesses that it now holds following the demerger. The asset transfers as part of the demerger will not have an impact on Alumina’s Financial Statements from the end of 2002 or beyond, as the assets transferred to WMC Resources Ltd were transferred at fair market value and the net gain or loss was recognized in Alumina’s results in 2002 as part of the discontinuing operations financial performance.

Also in conjunction with the demerger, the Company’s debt facilities and borrowings were replaced with new short-term debt facilities and borrowings, most of which were assumed by WMC Resources Ltd. Alumina retained A$600 million of indebtedness which by December 31, 2004 had reduced to $398 million. The indebtedness is in the form of bilateral short-term credit facilities with several banks. It is intended that this debt be refinanced during 2005.

Refer further to Section 4A for further details in relation to the demerger.

Critical Accounting Policies

Alumina

The critical accounting policies relating to the continuing operations of Alumina are outlined below. Alumina’s significant accounting policies are described in Note 1 to its consolidated financial statements.

Equity accounting – Investments in associates are accounted for in the consolidated financial statements using the equity method. Under this method, the consolidated entity’s share of the post-acquisition profits or losses of associates is recognized in the consolidated statement of financial performance, and its share of post-acquisition movements in reserves is recognized in consolidated reserves.

This accounting treatment is in line with US GAAP. Adjustments are made for GAAP differences which exist in the underlying profits or losses of the associates prior to the recognition in Alumina’s consolidated financial statements.

Recoverable Amount of Non-Current Assets – The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows from its continued use and subsequent disposal. Recoverable amounts of non-current assets are assessed based on undiscounted future net cash flows expected to be generated from the assets. This is consistent with US GAAP.

Dividends – Alumina applied AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets (issued October 2001) for the first time from January 1, 2002. In accordance with this standard, provisions are recognized for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the period but not distributed at balance date. This change brought into line the Australian and US GAAP treatment of dividends.

AWAC

AWAC’s significant accounting policies are summarized on pages 5 to 8 in the AWAC Combined Financial Statements. Some of AWAC’s accounting policies require the application of significant judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Derivatives and hedging – The fair values of all outstanding derivative instruments are recorded on the Statement of Financial Position in other current and non-current assets and liabilities. The ineffective portions are recorded in other income or expense in the current period. Under AGAAP, realized or unrealized gains and losses on the hedging contracts are deferred in other assets or other liabilities until the underlying transaction takes place. When the underlying transaction takes place, gains losses, premiums and discounts are taken to the profit and loss as part of sales revenue or costs. If a contract ceases to qualify as an effective hedge then all premiums, discounts, gains and losses are recognized in the profit and loss.

Accounting for asset retirement obligations – Effective January 1, 2003, AWAC adopted SFAS 143, “Accounting for Asset Retirement Obligations”. AWAC will record the estimated fair value of liabilities for existing asset retirement obligations as well as associated asset retirement costs, which will be capitalized as increases to the carrying amounts of related long-lived assets. The amounts recorded are for legal obligations associated with the normal operation of AWAC’s bauxite mining, alumina refining and aluminium smelting facilities and the retirement of those assets.

Environmental Expenditure – Expenditures for current operations are expensed or capitalized, as appropriate. Expenditure relating to existing conditions caused by past operations, and which do not contribute to future revenues, are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability may include elements of costs such as site investigations, consultant fees, feasibility studies, outside contractor expenses and monitoring expenses. Estimates are generally not discounted or reduced by potential claims for recovery. Claims for recovery are recognized as agreements are reached with third parties. The estimates also include costs related to other potentially responsible parties to the extent AWAC has reason to believe such parties will not fully pay their proportional share. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity, and other factors that may be relevant, including changes in technology or regulations.

Inventory valuation – Inventories within AWAC are carried at the lower of cost or market value, whereby cost is generally determined under the last in, first out (LIFO) method. This method is not allowed under AGAAP. Alumina adopt the first in, first out (FIFO) valuation methodology in the AGAAP and USGAAP financial statements.

Goodwill and other intangibles – AWAC adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002. Under this standard, goodwill and intangibles with indefinite lives are no longer amortized. Intangible assets with finite useful lives are amortized generally on a straight-line basis over the periods benefited, with a weighted average life of 10 years. The carrying values of goodwill and other intangible assets with indefinite useful lives are tested at least annually for impairment. If the carrying value of goodwill or an intangible asset exceeds its fair values, an impairment loss is recognized. The evaluation of impairment involves comparing the current fair value of the business to the recorded value (including goodwill). AWAC uses a discounted cash flow model (“DCF model”) to determine the current fair value of the business. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volume and prices, costs to produce, and working capital changes. Management considers historical experience and all available information at the time the fair values of its businesses are estimated. However, actual fair values that could be realized in an actual transaction may differ from those used to evaluate impairment of goodwill.

Foreign currency – The local currency is the functional currency for AWAC’s operations in Australia, Brazil and Spain. All other AWAC operations, including the U.S., Jamaica and Suriname use the U.S. dollar. The

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

determination of the functional currency in these other countries is made on the appropriate economic and management indicators.

Exploration costs- Exploration costs, classified on the combined Statement of Financial Position as other non-current assets and deferred charges, are generally, deferred and amortized over the period during which the resources are extracted on a units-of-production basis. Applicable exploration costs are charged to expense in the year any program is abandoned.

Income Taxes- AWAC consists of a variety of different tax-paying legal entities. Income taxes are accrued and recorded on the financial statements of entities within AWAC except for entities that are limited liability companies (“LLC”). LLC income is taxable to the members that hold the LLC interest (for U.S. federal and most state income tax purposes). Therefore, current and deferred U.S. and most state tax assets and liabilities of the LLC’s are recorded in the financial statements of the members and, thus are not reflected in AWAC’s financial statements.

General Factors

Alumina’s financial and operational performance and prospects are influenced by a number of factors which predominantly result from its 40% interest in AWAC and the level of debt carried by Alumina Limited.

Alumina Limited currently carries modest debt which is incurred through US dollar denominated 364 day facilities. The amount of interest charged will impact the profitability of Alumina. The interest amount incurred will depend on the amount of debt carried, interest rates and the impact of A$/US$ exchange rate movements.

Alumina Limited’s 40% share of AWAC’s continuing operations during the three year period to December 31, 2004 was characterized by a focus upon:

•	continuing to match AWAC production to market conditions;

•	expansion of existing AWAC operations through brownfield expansions and increasing capacity through operational improvements gained by de-bottlenecking operations and improving efficiencies; and

•	continued cost reductions at AWAC operations.

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

Fluctuations in the A$/US$ Exchange Rate

The world commodity prices for the products AWAC sells are denominated in, or linked to, US$. By contrast, a significant portion of AWAC’s costs are denominated in A$ and Alumina’s accounts are prepared in A$. As a consequence, fluctuations in the rate of exchange between the US$ and A$ may have an effect on the financial results of Alumina. Absent mitigating factors such as foreign currency hedging, an appreciation of the US$ relative to the A$ increases the value of sales revenues in A$as compared to costs and has a positive impact on profit. A depreciation in the US$ as compared to the A$ decreases the value of sales revenue in A$ as compared to A$ costs and exerts negative pressure on profit. Alcoa of Australia contributes the majority of AWAC’s earnings. However, for those refineries outside Australia, a portion of their costs are denominated in the local currency and movements in those currencies relative to the US$ will have an effect on the financial results of Alumina.

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Changes to Sales Agreements

Long term supply agreements are in place for varying volumes and tenors. As such, AWAC’s revenue from existing sales agreements depends on the outcome of periodic renegotiation of these agreements. The modification or termination of a substantial portion of AWAC’s sales agreements could materially affect its results and financial performance.

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

Political Risk

AWAC operates in a number of countries, some of which have a higher political risk than Australia. Political activities in these countries may be destabilising and disruptive to AWAC’s operations. The impact of any such disruption could range from a minor increase in operating costs or taxes to a materially adverse impact, such as the closure of an operation.

Development of Projects and Production Performance

AWAC’s ability to sustain or increase its current level of production, and therefore its (and hence Alumina Limited’s) profits in the medium to long-term, is partially dependent on the development of new projects and on the expansion of existing operations.

Alumina Limited’s Cash Flows

Alumina Limited’s cash flows will be generated primarily from distributions made by AWAC, by way of dividend or capital return. The Strategic Council, which is 60% controlled by Alcoa’s nominees, determines the timing and magnitude of AWAC dividends and capital returns, subject to the relevant provisions of the AWAC Agreements. Alumina Limited cannot unilaterally determine AWAC’s dividend policy or the quantum or timing of dividends to be paid by AWAC. AWAC must distribute by way of dividends, in each financial year, at least 30% of the net income of the prior year of each of the entities comprising AWAC, unless the Strategic Council agrees by a super majority vote to pay a smaller divided. The past practice of AWAC, confirmed by the Strategic Council in September 2002, has been to distribute 100% of free cash flow from the AWAC entities. Alumina expects AWAC to continue this practice to the extent it is viewed as being consistent with the prudent financial management of AWAC. However, Alcoa’s current policy is that AWAC should fund growth in production from internally generated cash flow. This would reduce dividends paid by AWAC but also requires loans to be made between AWAC entities. Such loans require the agreement of the two AWAC partners. Any future distributions made by AWAC to Alumina are expected to be used to fund Alumina’s cash outflows. These outflows include Alumina corporate costs, borrowings costs and dividend payments.

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2004 Performance Compared to 2003

Overview – Alumina Limited

Alumina’s consolidated net profit after tax from continuing operations was A$322.1 million for the year ended December 31, 2004 compared with A$236.9 million for the year ended December 31, 2003. This increase in 2004 compared to 2003 was due to the following:

Share of net profits of associates using the equity method

Share of net profit of associates increased by $42.8 million to $286.9 million. Higher US$ sales revenue from a stronger aluminium market (average LME aluminium price in 2004 of US78 cents per pound versus 2003 average of US65 cents per pound) coupled with increased sales volumes from increased production (alumina production was up 4% from 2003) was partially offset by the impact of a stronger A$ (2004 averaged 0.7359 compared with 0.6531 in 2003) and increased prices for energy and raw materials.

Revenue from ordinary activities

Revenue from ordinary activities increased by $114.2 million to $119.0 million. The key points to note are:

•	A one-time receipt of $109 million in proceeds from the sale of AWAC’s Specialty Chemicals business.

•	an increase of $6.5 million in interest received in 2004 as a result of interest earned on the additional cash received from the Speciality Chemicals sale.

Expenses from ordinary activities

Expenses from ordinary activities decreased by $4.2 million to $8.4 million. The key points to note are:

•	Higher costs in 2003 in relation to one-time start up expenses.

•	Improvements in cost reduction, lower employee related costs and the absence of demerger costs.

•	$0.8 million reduction in the provision for the WMC Resources employee stock appreciation plan as a result of the lower Alumina share price.

Borrowing Costs

Borrowing costs decreased by $0.6 million to $8.1 million due to lower interest costs on reduced debt levels and a weakening US dollar, which decreased US dollar interest paid on Australian dollar loans.

Income tax credit/expense on ordinary activities

In 2004 Alumina disclosed an income tax expense of $5.1million following a credit of $9.3 million in the prior year. The key points to note are:

•	Attribution income tax of $4.0 million on Specialty Chemicals business sale during 2004.

•	2003 included an adjustment for $3.7 million in relation to tax payments, which were recovered following a change in tax legislation.

•	Deferred tax assets associated with taxable losses of $4.1 million were offset against 2003 tax expense. This amount was accrued in 2003 to offset tax otherwise payable as a result of the sale of the Specialty Chemicals business.

Alumina’s net cash inflow from operating activities from continuing operations for 2004 was A$148.5 million, compared to A$268.5 million in 2003. Lower dividends from associates together with higher payments to suppliers were partially offset by higher interest revenue from third parties and lower borrowing costs. Payments to suppliers were affected by a payment in relation to the sale of the Specialty Chemicals business.

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Alumina’s cash inflow relating to investing activities from continuing operations was A$73.4 million, compared to a cash outflow of A$0.3 million in 2003. This increase in cash flows from investing activities in 2004 was predominantly affected by the $109 million received from the sale of AWAC’s Specialty Chemicals business partly offset by the purchase of the 40% interest in the Juruti bauxite reserves .

Alumina’s net cash outflow from financing activities for continuing operations increased to A$268.4 million, compared to A$124.2 million in 2003. Key changes were:

•	dividends paid to the Company’s shareholders decreased to A$233.1 million from A$259.6 million in 2003;

•	proceeds from the issue of shares decreased to A$19.3 million from A$56.2 million in 2003. The shares were issued in connection with the WMC employee option plan discussed below in Section 6.E; and

•	repayment of A$64.7 million (US$48 million) in borrowings was offset by proceeds from an additional drawdown of A$10.1 million (US$8 million). This compares to a debt drawdown of A$79.2 million (US$48 million) in 2003.

Alumina’s net assets increased in 2004 by $106.2M to $1,430M. The key points to note are:

•	Cash decreased by $47.4 million to $117.9 million, for the reasons noted above in the discussion on Alumina’s cashflow from operating, investing and financing activities.

•	Investment in associates increased by $96.7 million to $1,721.7 million. The increase was attributable to the acquisition of the Juruti bauxite reserves in Brazil, amounting to a carrying value of $56.8 million and the impact of Alumina’s equity share of profits exceeding dividends received by $126.5 million. These favourable impacts were offset by the sale of Chemical assets and the impact of the higher Australian dollar.

•	Interest Bearing Liabilities decreased by $69.1 million to $397.9 million. During 2004 Alumina repaid a net US$40 million in debt and the weaker US dollar resulted in a further reduction in the Australian dollar value of debt by $18 million.

•	Other liabilities increased by $8.4 million from $2.3 million. The increase relates to accrual of costs in relation to the second tranche payable on the Juruti acquisition amounting to $8.4 million.

Alumina’s equity increased by $106.2M to $1,430.0M. The key points to note are:

•	Former employees exercized 3,553,900 options (increase in equity by $19.3 million).

•	$322.1 million of net profits for 2004

•	$2.2 million net exchange difference recognized in equity.

•	Offset by payment of 20.0 cents per share of dividends ($232.2 million).

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview - AWAC

2004 Performance Compared to 2003 Performance

US GAAP (US$ million)

	2003 Full Year	2004 Full Year
Total Sales
Third-party sales	2,424.8	2,435.6
Related party sales	895.8	1,396.4

Total Sales	3,320.6	3,832.0

Net Income (after tax)	445.8	588.5

AWAC’s 2004 sales revenue of US$3,832.0 million (including sales to parties related to AWAC of US$1,396.4 million) was 15.4% higher than 2003 sales revenue of US$3,320.6 million (including sales to related parties of US$895.8 million). The principal reasons for the increase in sales revenue in 2004 was due to a stronger aluminium market (average LME aluminium price in 2004 of US78 cents per pound versus 2003 average of US65 cents per pound) coupled with increased sales volumes from increased production (alumina production up 4% from 2003). Alumina production increased to 13.6 million tonnes (2003: 13.1 million tonnes) predominantly achieved by operating the Point Comfort refinery at full capacity, completion of the Jamaican refinery expansion, and also capacity creep at other refineries. Record alumina production was also achieved at Pinjarra, Wagerup, São Luis and Jamalco. Aluminium production increased from 384,000 tonnes in 2003 to 386,000 tonnes in 2004. The following table shows AWAC’s production information for 2003 and 2004.

AWAC Historical Production (100%) and LME Aluminium Price

AWAC Production Performance	2003 Full Year	2004 Full Year
Alumina Production (million tonnes)	13.1	13.6
Aluminium Production (‘000 tonnes)	384	386
LME Aluminium Price (US$/lb)	0.65	0.78

AWAC’s net income of US$588.5 million in 2004 represented an increase of 32% compared to 2003. The improvement in 2004 was due largely to the price factors discussed above and increased alumina sales volumes. The total costs of sales for 2004 was 9.3% higher than 2003. This was due to increased production, the increased A$/US$ exchange rate, and higher raw material, gas and oil prices.

Aluminium prices rose on the London Metal Exchange (LME) to a high of US$1,965 per tonne in 2004 and averaged US$1,725 per tonne for the year, an increase of 21% over 2003. The higher aluminium prices reflected increased demand, a lower US dollar and greater confidence in global economic growth. LME aluminium inventories decreased by 51% during the`year to 698,000 tonnes at year end. The aluminium price improved in the second half of 2004, averaging US$1,766 per tonne. The price of alumina for long-term contracts also rose during 2004 due to higher aluminium prices and a tightening in the world-wide balance between supply and demand for alumina which influenced the pricing of contracts up for renewal. Spot alumina prices remained high due to increasing demand, particularly in China, with spot prices at the end of 2004 similar to those of 2003.

AWAC supplies alumina to customers world-wide, with Alcoa being AWAC’s principal customer. AWAC had reduced tonnages available for sale into the spot market due to the expiry of an alumina purchase contract which related to the Reynolds acquisition and divestiture of selected assets by Alcoa in the year 2000. It is AWAC’s intention to continue to enter into long-term customer contracts to underpin investment in future expansions.

During 2004, in the two largest markets for aluminium – China and the US – aluminium consumption increased. China’s economy recorded strong growth in the key areas of construction, manufacturing and transport.

AWAC is anticipating further cost pressure in 2005 with significantly higher caustic soda prices and continuing high energy and raw material prices. Partly offsetting these cost increases will be a targeted increase in

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

alumina production. AWAC has also negotiated better contract prices, equivalent to 2% of LME metal prices, for about one third of long term supply agreements with third party customers. The overall average better third party price will also improve the price AWAC receives for alumina purchased by Alcoa Inc.

AWAC’s profit will continue to be most sensitive to changes in the aluminium price and the A$/US$ exchange rate.

AWAC’s net cash inflow from operating activities increased to US$660.8 million, compared to US$586.0 million in 2003. The 12.8% increase in 2004 was primarily due to higher aluminium and alumina realised prices coupled with increased alumina sale volumes:

Net cash outflow from financing operations decreased to US$308.2 million, compared to US$429.8 million in 2003. Key changes were:

•	Decrease in the amount of dividends paid to partners of US$160.2 million to US$321.3 million.

•	Contribution by partners of US$33.3 million in 2004 following the purchase of Alcoa’s interest in the Juruti bauxite project in Brazil.

•	These were offset by a decrease in 2004 in the amount of debt by US$20.2 million compared to an increase in 2003 of US$51.7 million.

Net cash outflow from investing activities increased in 2004 to US$231.7 million, compared to US$168.1 million in 2003. The increase is due to increased capital expenditure due to the Pinjarra upgrade, the Suriname refinery expansion and relocation of the bauxite crusher in the Western Australian operations.

2003 Performance Compared to 2002

Overview – Alumina Limited

Alumina’s consolidated net profit after tax from continuing operations was A$236.9 million for the year ended December 31, 2003 compared with A$209.7 million for the year ended December 31, 2002. This increase is attributable to the following:

Share of net profits of associates using the equity method

Share of net profit of associates increased by $27.8 million to $244.1 million. Higher US$ sales revenue from the effects of a stronger aluminium market (average LME aluminium price in 2003 of US65 cents per pound versus 2002 average of US61 cents per pound) coupled with increased sales volumes from increased production (alumina production was up 6.2% from 2002) was partially offset by the impact of the stronger Australian dollar (2003 averaged 0.6531 compared with 0.5437 in 2002), higher energy prices and higher raw material costs on unit cost of production

Revenue from ordinary activities

Revenue from ordinary activities increased by $3.5 million to $4.8 million. The key points to note are:

•	The one-off receipt of $2.4 million guarantee fee in 2003 from WMC Resources Ltd in relation to foreign currency and gold hedging transactions undertaken by WMC Resources Ltd subsidiary WMC Finance Limited with the Union Bank of Switzerland.

•	$1.1 million higher interest in 2003 as a result of Alumina Limited earning interest on cash held between the receipt of AWAC dividends and the payment of dividends to Alumina shareholders.

Expenses from ordinary activities

Expenses from ordinary activities increased by $6.3 million to $12.6 million. The key points to note are:

•	Higher costs were incurred in 2003 due to the first full year of operating as a stand alone entity.

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

•	Inclusion of $2.6 million in expenses in 2003 in relation to WMC Resources employee stock appreciation plan.

Borrowing Costs

Borrowing costs increased by $8.1 million to $8.7 million due to interest costs on a US$303.0 million borrowings drawdown in December 2002, and a subsequent further drawdown of US$48.0 million in April 2003.

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

Alumina’s net cash outflow from financing activities for continuing operations decreased to A$124.2 million, compared to A$223.3 million in 2002. Key changes were:

•	dividends paid to the Company’s shareholders increased to A$259.6 million from A$199.7 million in 2002; and

•	proceeds from the issue of shares increased to A$56.2 million from A$38.5 million in 2002. The shares were issued on connection with the WMC employee option plan discussed below in Section 6.E.

•	debt drawdown of A$79.2 million (USD48.0 million) compared to net drawdown in 2002 of A$62.1 million.

Alumina’s net assets increased by $170.3M to $1,323.8M. The key points to note are:

•	Cash increased by $142.1 million to $165.3 million for the reasons noted above in the discussion on Alumina’s cashflow from operating, investing and financing activities.

•	Investment in associates decreased by $43.7 million to $1,625.0 million. The reduction in investment is due to the negative impact of $112.0 million from the revaluation of the US dollar denominated investments in AWAC and the impact of dividends received exceeding Alumina’s equity share of profits by $40.1 million offset by the purchase of an additional interest in Alcoa of Australia ($108.4 million). The 0.75% interest in Alcoa of Australia was acquired by issuing 18,372,881 new shares in Alumina. The acquisition was accounted for based on Alumina’s closing price on December 12 2003 of $5.90 (the closing price on the trading day prior to the date when the purchase was agreed).

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

•	Interest Bearing Liabilities were reduced by $67.8 million to $467.0 million. Alumina Limited borrows in US dollars and increased its debt in April 2003 by drawing down a further US$48million ($79.2 million). This increase was offset by the impact of the A$/US$ exchange rate movement which reduced debt in Australian dollar terms by $147.0 million.

Alumina’s equity increased by $170.3M to $1,323.8M. The key points to note are:

•	18,372,881 new shares in Alumina were issued to purchase an additional 0.75% interest in Alcoa of Australia. The acquisition was accounted for based on Alumina’s closing price on December 12 2003 of $5.90 (the closing price on the trading day prior to the date when the purchase was agreed).

•	13,071,920 options were exercised (representing an increase in equity of $56.2 million).

•	$236.9 million net profits for 2003.

•	A $28.4 million net exchange difference was recognized in equity.

•	The equity increase was offset by a payment of 23.0 cents per share of dividends ($259.6 million).

Overview - AWAC

2003 Performance Compared to 2002 Performance

US GAAP (US$ million)

	2002 Full Year	2003 Full Year
Total Sales
Third-party sales	1,940.0	2,424.8
Related party sales	936.7	895.8

Total Sales	2,876.7	3,320.6

Net Income (after tax)	363.6	445.8

AWAC’s 2003 sales revenue of US$3,320.6 million (including sales to parties related to AWAC of US$895.8 million) was 15.4% higher than 2002 sales revenue of US$2,876.7 million (including sales to related parties of US$936.7 million). The principal reasons for the increase in sales revenue in 2003 was due to a stronger aluminium market (average LME aluminium price in 2003 of US65 cents per pound versus 2002 average of US61 cents per pound) coupled with increased sales volumes from increased production (alumina production up 6.2% from 2002). Alumina production increased to 13.1 million tonnes (2002: 12.3 million tonnes) due to returning Point Comfort to full capacity in June and capacity creep at other refineries. Record alumina production was achieved at Pinjarra, Wagerup, São Luis and Jamalco. Aluminium production increased by 1.7% from 374,000 tonnes in 2002 to 384,000 tonnes in 2003 with record production at both Point Henry and Portland. The following table shows AWAC’s production information for the 2002 and 2003 years.

AWAC Historical Production (100%) and LME Aluminium Price

AWAC Production Performance	2002 Full Year	2003 Full Year
Alumina Production (million tonnes)	12.3	13.1
Aluminium Production (‘000 tonnes)	378	384
LME Aluminium Price (US$/lb)	0.61	0.65

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Global demand for aluminium (and therefore alumina) continued to be strong. During 2003, the two largest markets for aluminium – China and the US – both increased aluminium consumption. China’s economy recorded strong activity in the key areas of building, manufacturing and automotive manufacturing. The outlook for commodity markets improved for those metal-consuming sectors which are key markets for aluminium.

Aluminium prices in 2004 continued to be strong. The alumina market continued to remain tight in 2004, with spot prices currently in excess of long-term contract prices. Most producers, including AWAC, sell the bulk of production under long-term contracts. In response to the growth in market demand, AWAC increased its alumina production in 2004. Increased production will come from the recently completed expansion at the Jamalco refinery, production at full capacity at Pt Comfort and efficiency gains. However, AWAC will have reduced tonnage available for sale into the spot market this year due to the expiry of an alumina purchase contract which related to the Reynolds acquisition and divestiture by Alcoa in the year 2000.

AWAC’s profit will continue to be most sensitive to changes in the aluminium price and the A$/US$ exchange rate.

AWAC’s net cash inflow from operating activities increased to US$586.0 million, compared to US$516.4 million in 2002. The 13.5% increase in 2003 was primarily due to higher aluminium and alumina realised prices coupled with increased alumina sale volumes:

Net cash outflow from financing operations increased to US$429.8 million, compared to US$419.5 million in 2002. Key changes were:

•	An increase in the amount of dividends paid to AWAC partners of US$90.5 million to US$481.5 million, resulting from increased profits in 2003.

•	A capital contribution of US$41.0 million in 2002 by the AWAC partners due to the incorporation into AWAC of a further 5% interest in MRN and a further 6% interest in Halco. The US$41.0 million is the cash contributed by Alumina Limited for its share of these assets whilst Alcoa contributed the assets.

•	These were offset by an increase in the amount of debt by US$51.7 million compared to a decrease in 2002 of US$68.9 million.

Net cash outflow from investing activities increased to US$168.1 million, compared to US$102.4 million. The increase is due to increased capital expenditure due to the Jamalco expansion in 2003.

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

B.	Liquidity and Capital Resources

The ability of Alumina and its subsidiaries to generate cash internally is influenced by the following major factors:

•	the level of world commodity prices and exchange rates to which AWAC’s revenue is substantially exposed;

•	the level of sales and cost performance by AWAC;

•	the amount of dividends received from AWAC; and

•	the amount of capital expenditure required by AWAC to develop new projects or maintain or expand existing operations, (refer to Item 4 Section B for discussions of the upgrade/expansions of Pinjarra and Suriname refineries, potential expansions of Wagerup, Sao Luis and Jamalco refineries, potential development of the Juruti bauxite deposit, potential investment in a refinery in Guinea, and potential acquisition of an interest in the Pingguo bauxite/alumina assets).

We expect these factors will continue to influence Alumina’s liquidity and capital resources in future years.

In addition, because Alumina is a holding company that does not conduct any material operating businesses, its ability to pay dividends and meet other obligations is dependent in large part on, and may be limited by, the amount of dividends received from its subsidiaries and investments.

The AWAC Agreements state a preference to finance its activities from cash flow of the affiliated operating entities and from borrowings. The AWAC Agreements limit leveraging to a maximum ratio of debt (net of cash) to total capital of 30% (a super majority vote of the Strategic Council is required to exceed this limit). Alcoa’s stated view is that AWAC should use available cash flow to meet its financing needs, such as funds needed for expansion commitments. This method of funding expansion projects would reduce dividends paid by AWAC and would require loans between AWAC entities. Such loans require the agreement of Alcoa and Alumina. Should the aggregate annual capital budget of AWAC still require, after utilising available cash flow, an additional contribution from Alumina Limited and Alcoa, then the parties contribute their proportionate share thereof subject to the provisions set out in the AWAC Agreements. AWAC may make an annual capital request of up to US$1 billion following a decision by a majority vote of the Strategic Council, of which Alcoa Inc. has majority voting power.

The upgrade and expansions of Pinjarra and Suriname refineries have been funded from operating cashflows. The use of operating cashflows for the Pinjarra expansion has resulted in a lower payout of Alcoa of Australia dividends. Notwithstanding that, Alumina Limited intends, subject to business conditions, to maintain dividends to Alumina shareholders at current levels through the period of substantial growth in the next 3 to 4 years. Alumina Limited’s preference is that Alcoa of Australia Ltd distribute by dividends its franking credits as far as possible. However, to pay dividends greater than 30% of AWAC profit requires the agreement of both Alcoa and Alumina.

Alumina is working with Alcoa on a proposal which, if agreed and implemented, would meet our objective of increasing franking credits available to Alumina shareholders and also meet Alcoa’s funding objectives. The proposal is complex and requires the approval of a number of Government agencies before it could be put into effect. The extent to which franking levels can be increased beyond that achieved from the dividends representing 30% of AWAC’s profits, will depend upon the successful outcome and implementation of this work, or on further dividends being paid by Alcoa of Australia beyond the 30% minimum stipulated in the AWAC Agreements.

Alumina’s policy is to distribute to shareholders, to the extent practicable, all fully franked dividends received from AWAC. Alumina intends utilizing any dividends received from AWAC entities other than Alcoa of Australia to fund its corporate and financing costs and capital requirements, with any surplus to be returned to shareholders.

Alumina’s gross debt at December 31, 2004 was A$397.9 million offset by cash assets of A$117.9 million. Subsequent to year end Alumina paid a final 2004 dividend of A$116.3 million and received a dividend from Alcoa of

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Australia of A$91.6 million. AWAC had a cash surplus net of debt at December 31, 2004 of US$108.1 million. AWAC operating cashflow for 2004 was US$660.8 million.

In relation to the potential expansions of Wagerup, Sao Luis and Jamalco refineries, and the development of the Juruti bauxite deposit, AWAC has yet to determine the manner in which they could be funded.

Alumina has committed debt facilities in the form of short term bank debt (364 day facilities) totalling $700 million extended to December 2005. Depending on the outcome of any decisions made on AWAC’s potential expansions and other capital expenditure, Alumina will review its capital structure to determine any changes required.

Funds generated from continuing operating activities were A$148.5 million for the year ended December 31, 2004, compared with A$268.5 million in 2003. Lower dividends from associates together with higher payments to suppliers were partially offset by higher interest revenue from third parties and lower borrowing costs. Payments to suppliers were affected by a once off payment in relation to the sale of the Specialty Chemicals business.

Working capital was negative A$291.8 million at December 31, 2004, compared to negative working capital of A$301.4 million at December 31, 2003. The primary reason as to the negative working capital is due to $397.9 million of short-term borrowings. The improved working capital is attributable to Alumina Limited borrowing in US dollars and the impact of the exchange rate movement which reduced debt in Australian dollar terms by $18 million. The short term loan facilities are available for general corporate purposes. All facilities are 364 day facilities. The short term facilities will be refinanced during the course of 2005.

Gross debt drawn down under the Company’s short term debt facilities was A$397.9 million at December 31, 2004 and A$467.0 million at December 31, 2003. During 2004, Alumina Limited increased its debt by drawing down a further US$8million (A$10.1 million) of debt. This increase was offset by repayment of borrowings of US$48 million (A$64.7 million) and the impact of the A$/US$ exchange rate movement which reduced debt in Australian dollar terms by $18.0 million. Alumina believes this amount of debt is appropriate for its current requirements.

The maturity of debt is outlined in Note 16 in the Consolidated Financial Statements. Alumina’s current debt facilities are short term US dollar borrowings, reflecting the modest debt level and low short term interest rates. The key funding principles inherent in Alumina’s Treasury policies are:

•	conservative levels of debt should be maintained over the longer term to ensure that the Company’s activities and growth are not debt constrained;

•	debt should be sourced at the most competitive price available, although this needs to be balanced against having a diversity of sources and a managed maturity profile;

•	debt tenor and currency should reflect asset life, currency exposure and overall level of debt A core amount of long-term debt would generally be retained with the balance in short-term and medium-term debt due to its lower cost and repayment flexibility;

•	project finance should be utilised where warranted by risk management considerations (country or project specific);

•	where foreign currency assets are acquired, raising debt in that currency should be examined to achieve a balance sheet hedge and reduce foreign exchange translation exposures; and

•	interest costs should be minimised if Alumina does not have assessable income for tax purposes.

Cash and current investments was A$117.9 million at December 31, 2004 compared with A$165.3 million at December 31, 2003.

Available sources of liquidity were represented by unused bank facilities at December 31, 2004 of A$302.1 million, as compared to A$233.0 million at December 31, 2003. The increase was due in part, to Alumina Limited borrowing in US dollars which reduced debt in Australian dollar terms by $18.0 million due to the movement in the A$/US$ exchange rate and also to the net repayment of debt during 2004. Alumina considers the level of unused bank facilities to be appropriate to meet the Company’s requirements.

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Capital expenditure was A$41.1 million for the year ended December 31, 2004, and A$0.3 million for the year ended December 31, 2003. The increase in capital expenditure in 2004 was attributable to the acquisition of the Juruti bauxite deposit in Brazil.

Alumina Limited provided a guarantee in 1998 for foreign exchange transactions and in 2000 for gold derivative transactions undertaken by its wholly owned subsidiary at that time, WMC Finance Limited (“WMCF”). WMCF was sold to WMC Resources Ltd as part of the demerger and is no longer a subsidiary of Alumina Limited. On December 4, 2003, WMC Resources announced that it had closed–out its currency hedge book for the period 2005 to 2008, eliminating that portion of Alumina’s contingent liability. On December 21, 2004, WMC Resources novated the gold hedging positions to a third party. The guarantee provided by Alumina Limited is no longer applicable.

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

Under the demerger deed, Alumina and WMC Resources indemnify each other in respect of certain liabilities. Alumina would be entitled to reimbursement from WMC Resources for amounts paid by Alumina under the guarantee in respect of the US Bonds.

Pursuant to a Power Purchase Agreement dated November 27, 1998 between WMC Resources, WMC Limited (as it then was) and Southern Cross Energy, Alumina has undertaken to provide Southern Cross Energy with a guarantee or letter of credit for WMCR’s payment for power in the event that WMCR’s gross assets fall below $250 million in any year.

New Accounting Pronouncements

New accounting pronouncements discussed below may impact the financial statements of Alumina, including the equity accounted results of the AWAC investment.

Australian Accounting Standards Board

The Australian Accounting Standards Board (“AASB”) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after January 1, 2005. The AASB has issued Australian equivalents to IFRS (AIFRS), and the Urgent Issues Group has issued interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of AIFRS will be first reflected in the consolidated entity’s financial statements for the half-year ending June 30, 2005 and the year ending December 31, 2005.

Entities complying with AIFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of AIFRS to that comparative period. Most adjustments required on transition to AIFRS will be made, retrospectively, against opening retained earnings as at January 1, 2004. Refer to Note 1(x) of the Financial Report for further details.

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Financial Accounting Standards Board

The Financial Accounting Standards Board has issued certain Statements of Financial Accounting Standards which are not effective with respect to AWAC and therefore Alumina for the fiscal years presented in the consolidated financial statements. The impact or potential impact for both AWAC and Alumina is discussed below.

On December 15, 2004, the Financial Accounting Standards Board released its final revised standard entitled FASB Statement No. 123R, Share-Based Payment (FAS 123R). This standard requires that companies measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. The effective date is the first interim reporting period beginning after June 15, 2005. Alumina Limited will be required to recognize an expense for all share based remuneration, including performance rights, and amortize those expenses over the relevant vesting periods. Alumina Limited is currently assessing the impact of applying this standard.

On November 24, 2004, the Financial Accounting Standards Board issued Statement No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (FAS 151). The standard adopts the IASB view related to inventories that abnormal amounts of idle capacity and spoilage costs should be excluded from the cost of inventory and expensed when incurred. Additionally, the Board made the decision to clarify the meaning of the term ‘normal capacity’. The provisions of FAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. This standard has no impact on Alumina Limited.

In December 2004, the FASB issued FAS No. 153, Exchanges of Nonmonetary Assets- An amendment of APB No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

ALUMINA LIMITED

2004 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

C.	Research and Development, Patents and Licenses

Not applicable.

D.	Trend Information

Relevant industry and market trends are discussed for Alumina and AWAC as a whole in Item 5A “Operating Results”.

E.	Off- Balance Sheet Arrangements

Not applicable.

F.	Tabular Disclosure of Contractual Obligations

An analysis of Alumina’s contractual and commercial commitments is set out in the table below.

	Amount of Commitment – December 31, 2004
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(A$ million)
Short term debt	397.9	397.9	—	—	—
Total on-balance sheet contractual obligations	397.9	397.9	—	—	—

	Amount of Commitment – December 31, 2004
Other Commercial Commitments	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(A$ million)
Operating lease commitments	0.3	0.1	0.2	—	—

Operating lease commitments relate to the corporate office facilities in Australia.

ALUMINA LIMITED

2004 FORM 20-F

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

As at December 31, 2004, the Directors of Alumina were:

Name	Position	Summary	Initially Elected or Appointed a Director	Age	Expiry of Current Term
Executive Directors

John Marlay	Chief Executive Officer	Joined WMC in August 2002, following role as Head of Strategy for RMC Group Plc in London. Mr Marlay was previously Executive General Manager Business Integration, Hanson Plc from 2000 to 2001, and Executive General Manager, Europe for Pioneer International Ltd from 1997-2000. He has held senior management roles with James Hardie Industries Limited and Esso Australia Ltd.	December 2002	56

Robert D.J. Davies (4)	Alternate Director/ Chief Financial Officer	Mr Davies joined Alumina Limited as Chief Financial Officer on 1 December, 2002, after 6 ½ years with WMC responsible for Treasury, Tax, Investor Relations and Risk Management. Mr Davies previously held the position of Treasurer at WMC and has held various corporate and operations finance roles over a 20 year period with Utah International and then BHP in Canada, the US, Chile and Australia.	December 2002	55

Non-Executive Directors

Donald M. Morley(1)(2)(3)	Chairman	Former Director of WMC as the Director of Finance from 1983 until April 2001, Chief Financial Officer from April 2001-April 2002 and an Executive Officer of WMC from May 2002 to October 2002. Mr Morley retired from his executive duties on October 31, 2002.	December 2002	65	(5)

Peter A.F. Hay(1)(2)(3)	Director	Chief Executive Officer and member of the Board, and former National Executive Chairman, of the national law firm Freehills; Director of Pacifica Group Limited; and former Chairman of the Board of Freehill Hollingdale & Page (Melbourne).	December 2002	54	(5)

ALUMINA LIMITED

2004 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Name	Position	Summary	Initially Elected or Appointed a Director	Age	Expiry of Current Term
Ronald J. McNeilly(1)(2)(3)	Director	Deputy Chairman BlueScope Steel Limited; Chairman of WorleyParsons Limited; Chairman of Melbourne Business School Limited; Past Director of BHP Billiton Limited, QCT Resources Limited and Tubemakers of Australia Limited. Executive Director Global Markets BHP Billiton Limited from 2001-2002; Executive Director and President BHP Minerals from 1999-2001.	December 2002	61	(5)

Mark R. Rayner (1)(2)(3)	Director	Director and CEO of Comalco Limited from 1978-1989, Deputy Chairman of Comalco Limited from 1989 to 1997, Executive Director of CRA Ltd from 1989 to 1995, Chairman of National Australia Bank 1997 to 2001, Chairman of Mayne Nickless 1997 to 2002, Chairman of Pasminco Limited 1992 to 2001, Director of Boral Ltd since 1996;	December 2002	67	(5)

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

(3)	Member of Nomination Committee

(4)	Mr Davies is an alternate director for Mr Rayner

(5)	As explained in Section C, Directors are subject to retirement by rotation. Donald M. Morley was re-elected as a director at the Company’s annual general meeting on May 2, 2003, Peter A.F Hay was re-elected as a director at the Company’s annual general meeting on April 21, 2004 The remaining 2 non-executive directors retired by rotation and were re-elected at the 2005 annual general meeting.

In addition to the Chief Executive Officer and Chief Financial Officer, there is one other executive officer appointed by and reporting to the Chief Executive Officer responsible for the day to day running of the business. As at December 31, 2004, the executive officers were:

Executive Officer	Position in 2004	Summary of Experience	Appointed as Executive officer
Stephen Foster	General Counsel & Company Secretary	Responsible for legal, company secretarial, shareholder services, insurance and human resources. Mr Foster joined WMC Limited in November 2002 following more than three years with Village Roadshow Ltd as Business Affairs Manager (Projects). Mr Foster previously held legal positions with WMC’s Legal and Treasury department from 1990 to 1999 and with Arthur Robinson & Hedderwicks (now Allens Arthur Robinson) from 1987 to 1990.	December 2002

ALUMINA LIMITED

2004 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

B.	Compensation

For the year ended December 31, 2004, the aggregate amount of compensation paid and accrued to the Alumina directors and executives of Alumina was A$2,009,293 (compared to A$3,311,507 in 2003 and A$21,402,850 in 2002). The aggregate amount of compensation paid in 2002 included payments made to former directors and executives of WMC Limited. The total amounts paid by Alumina in 2004 for retirement, superannuation or similar benefits amounted to A$0.1 million. There are no other contingent or deferred compensation arrangements accrued for executives or directors. The remuneration of individual directors and executives is presented in the tables below.

Non-executive directors remuneration January to December 2004	Director’s fee (1) A$	Other (2) A$	Total A$	Stock Appreciation Plan (3) A$
Current Non-executive directors
Donald M. Morley (from 11/12/02)	212,500	19,125	231,625	(254,113)
Peter A. F. Hay (from 11/12/02)	85,000	7,650	92,650
Ronald J. McNeilly (from 11/12/02)	85,000	7,650	92,650
Mark R. Rayner (from 11/12/02)	85,000	7,650	92,650

(1)	Includes board and committee fees.

(2)	Includes Alumina’s contribution to superannuation. All employees of Alumina Limited are members of an accumulation category plan which offers a minimum contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account.

(3)	Mr Morley held 250,000 Stock Appreciation Rights (SARs) that were granted during his employment with WMC Limited. He was entitled to the difference between the initial grant value of $5.02 and the market value of the shares on the date they were redeemed. Mr Morley redeemed all of his SARs during 2004 for a total redemption value of $133,150 at an average redemption value per right of $0.53. In 2003 the cost of the SARs for Mr Morley was accrued and reported based on the Alumina Limited closing share price at December 31, 2003 of $6.57. The difference between the accrued amount of $387,263 reported in 2003 and the actual redemption value of $133,150 was $254,113.

Executive director remuneration and executive remuneration January to December 2004	Fixed remuneration (1) $	Other compensation (2) $	Total remuneration $
Current executive directors
John Marlay, Chief Executive Officer	700,000	241,297	941,297
Robert D.J. Davies, Chief Financial Officer	360,000	113,206	473,206
Current senior executives
Stephen Foster, General Counsel and Company Secretary	260,000	79,328	339,328

(1)	Includes company’s contribution to superannuation. All employees of Alumina Limited are members of an accumulated category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account.

(2)	Other compensation includes incentive, relocation allowances, parking, health management and executive indemnity insurance.

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

For the purposes of the US GAAP FAS 123 disclosures in the financial statements included in this Annual Report, Alumina applies the Black-Scholes Model for valuation of WMC options issued to all employees. No options were granted in 2004 and 2003, the option value determined for options granted during the years ending December 31,

ALUMINA LIMITED

2004 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

2002, 2001, 2000 and 1999 was A$4.33, A$4.00, A$1.65 and A$3.83 respectively. In accordance with Accounting Principles Board Opinion No. 25, the Company does not recognize a compensation cost for share options because the exercise price equals the market price at the date of measurement on the date of grant. For options that are attached to performance hurdles, a compensation charge will only be required where the market price up to the measurement date exceeds the grant price.

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

At least 11 Board meetings are held each year. To increase knowledge of Alumina’s business, board visits are made to operational sites.

The Directors (other than a Managing Director) are subject to retirement by rotation, one-third retiring each year (or the number nearest to one-third if the number of Directors is not a multiple of three), and may not continue to hold office without re-election after the third Annual General Meeting following their last election by the shareholders. Eligible retiring directors may offer themselves for re-election by the shareholders. The Company’s Nominations Committee Charter provides that Non Executive Directors shall retire after 9 years of continuous service as a Non Executive Director (or immediately prior to the next succeeding annual general meeting of the Company after completion of the 9 year period) unless otherwise requested to continue by the Board. Executive Directors retire at 65 years of age. After once being elected by the shareholders, a Director who is appointed a Managing Director by the Board is not required to retire by rotation. The Directors may appoint a Director either to fill a casual vacancy or as an addition to their numbers. Such Directors hold office until the next Annual General Meeting and may be elected by the shareholders at such meeting, but are not taken into account in determining the number of Directors who are to retire by rotation at that meeting.

ALUMINA LIMITED

2004 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Specific board committees assist the full Board. Charters set out the roles and terms of reference for the Audit, Compensation and Nomination Committees. The Audit Committee, consisting of four non-executive directors, meets at least four times a year, assists the Board in fulfilling it’s responsibilities for the Company’s accounts and external reporting by ensuring that appropriate processes are in place to support the Board in fulfilling its responsibilities for:

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

The Nomination Committee consists of four non-executive directors and meets as necessary. Its role is to assist the Board in fulfilling its responsibilities to shareholders relating to:

•	identifying the necessary and desirable competencies of board members;

ALUMINA LIMITED

2004 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

The individual and collective performance of directors is evaluated annually. In 2004, the directors conducted a self-assessment process involving the completion and evaluation of detailed questionnaires on business and management matters. The results were analysed by the Board and used to establish new performance objectives.

It is company policy that directors and officers are prohibited from the extension or maintaining of credit or arranging for the extension of credit in the form of a personal loan from the company. The policy does allow for bona fide business –related advances and use of a company credit card.

The directors, executive management and employees have adopted and abide by a Code of Conduct (Ethics) to deter wrongdoing and promote honest and ethical conduct. During 2004, the Company approved and adopted a Whistleblower Policy providing rights to staff (including contractors and consultants) to report any perceived malpractice, impropriety, serious unethical behaviour, legal or regulatory non-compliance or questionable accounting or audit matter. The Policy provides disclosing employees protection from any reprisal or detrimental action resulting from such disclosure.

The New York Stock Exchange (“NYSE”) Listing Rules, Section 303A, recently instituted a broad regime of new corporate governance requirements for NYSE-listed companies. Under the NYSE Listing Rules foreign private issuers, such as Alumina Limited, are permitted to follow home country practice in lieu of the requirements of Section 303A, except for the Listing Rule relating to compliance with Rule 10A-3 of the Securities Exchange Act of 1934 and certain notification provisions contained in Section 303A of the Listing Rules. Section 303A.09 of the Listing Rules, however, requires us to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. listed companies under NYSE Listing Rules. We have compared our corporate governance practices to the requirements of the Section 303A of the NYSE Listing Rules that would otherwise currently apply to foreign private issuers and note the following significant differences:

•	Our Board Charter does not provide for regular scheduled meetings of non-management directors, although the Board does meet from time to time without the presence of management. In addition, we do not provide in our annual report for a particular method of communicating with the presiding director of these non-management director meetings, which will be the Chairman.

•	Our Nomination Committee Charter does not include the purpose of developing and recommending to the board a set of corporate governance principles applicable to the corporation (which is largely a Board function) and our Nomination and Compensation Committee Charters do not provide for formal annual committee performance evaluations. However, these committees have conducted periodic reviews and evaluations annually.

•	Shareholders are not provided under Australian law with the opportunity to vote on certain new equity compensation plans or material revisions to existing equity compensation plans such as the Company’s Employee Share Plan, which involves the purchase of shares on market by the Trustee of the Plan.

•	We have not published a set of corporate governance guidelines as set forth in Section 303A.09. However, we do provide information on corporate governance policies and practices as required by Australian Stock Exchange rules, which are available in our annual report and on the website.

ALUMINA LIMITED

2004 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

D.	Employees

At December 31, 2004, Alumina employed 9 people directly. All Alumina employees work in the corporate segment in Australia. For details of the number of AWAC employees for the periods presented refer to Item 4.B.(iv) “Employees”.

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

The table set forth below shows the options on issue at December 31, 2004 as well as the movements in options during the 2004 fiscal year.

OPTIONS TO ACQUIRE FULLY PAID ALUMINA LIMITED ORDINARY SHARES

	Number Issued	Number Quoted	Exercise Price	Expiry Date
Balance at December 31, 2004
2000 Option Plan	1,209,300	Nil	$4.04	December 18, 2005
2001 Option Plan	3,296,400	Nil	$5.02	November 30, 2006

	4,505,700

Issued during the current period	Nil

Exercised during the current period
	1,495,600	Nil	$4.52	December 20, 2004
	777,100	Nil	$4.04	December 18, 2005
	1,281,200	Nil	$5.02	November 30, 2006

	3,553,900

Expired/lapsed during the current period
	—	Nil	$4.52	December 20, 2004
	—	Nil	$4.04	December 18, 2005
	—	Nil	$5.02	November 30, 2006

	—

ALUMINA LIMITED

2004 FORM 20-F

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

As at December 31, 2004, the aggregate number of Plan Shares, Plan Options and ESPP Shares held by Directors and those officers referred to in Item 6A was 707,795. All directors and executives own shares or hold options. No director or executive, directly or beneficially holds more than one percent of any class of share.

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

Impact of demerger on plans

In conjunction with the demerger, WMC Limited and WMC Resources Ltd entered into an employee benefits agreement. This agreement covered the treatment of WMC Limited common stock options issued to WMC Limited and WMC Resources employees. According to the agreement, each WMC Limited option granted to WMC Limited and WMC Resources employees prior to December 4, 2002, that was outstanding under the ESS as of the demerger date, was adjusted. This adjustment resulted in each individual who was a holder of a WMC Limited option receiving, immediately after the demerger date, an adjusted WMC Limited option and a WMC Resources option. As part of the demerger from WMC Limited, WMC Limited option holders were granted one option for Alumina Limited and one for WMC Resources Ltd. The aggregate exercise prices of the Alumina Limited option and the WMC Resources Ltd option is equal to the exercise price of the WMC Limited option prior to demerger. The Alumina Limited option and WMC Resources option have the same lapse date as the WMC Limited option would have had if the demerger had not proceeded – being the earlier of five years after the option was issued and 30 days after the WMC Limited option holder ceases to be employed by WMC Limited Group, WMC Resources Group or Alumina Group. The exercise price of a WMC Resources Ltd option was determined by reference to the pre-demerger exercise price of the WMC Limited option (which became an Alumina option) in respect of which the WMC Resources Ltd option was granted and the volume weighted average price of WMC Resources shares and Alumina Limited shares sold on the ASX over the first five days of trading on the ASX commencing on the listing date. The Stock Appreciation Plan was treated in the same manner as the Share Scheme, as described above.

Partly Paid Share Plan

The major provisions of the partly paid share plans provide that the employee may request that the shares be made fully paid after one year from the date of allotment. Partly paid shares are exercisable at the lower of the exercise price and the market price at the date of conversion. All partly paid shares were converted to fully paid shares during 2002, prior to the demerger.

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

ALUMINA LIMITED

2004 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

The terms of each SAP are, in substance, the same. Under each SAP, eligible employees were invited to apply for the grant by WMC Limited of ‘SAP Rights’. Although employees were not required to pay any amount for the grant of the SAP Rights, each has a notional allotment price, equal to the weighted average sale price of WMC Limited’s (or, post-demerger Alumina Limited) shares on the ASX on the trading day that the invitation to apply for the relevant SAP Right was made to an employee. Upon redemption of a SAP Right before its expiry by the holder, the holder is entitled to a payment equal to the difference between the closing price of WMC Limited (or, post-demerger Alumina Limited) Shares on the ASX on the trading day immediately before redemption, and the allotment price (assuming the former amount is higher). Compensation cost is measured as the amount by which the quoted market value of the shares covered by the grant exceeds the allotment price.

The table set forth below shows the SAP Rights on issue at December 31, 2004 and the allotment price for each right.

WMC Limited SAP	Expiry Date	Alumina SAP Right Allotment Price (A$)	Balance of Alumina SAP Rights Issued Under SAP Right Allotment at December 31, 2004
2000 SAP	December 18, 2005	4.04	15,400
2001 SAP	November 30, 2006	5.02	513,900

Alumina Employee Share Plan

In 2003, the Company established an employee long term incentive plan which involves the on market purchase of the company’s shares which can vest to employees provided specific performance tests are achieved. The criteria are the Company’s total shareholder returns against a comparator group of 50 Australian-listed entities and a comparator group of 30 international entities listed on stock exchanges inside and outside Australia. The maximum number of shares which could be awarded under the plan annually are purchased through a fully consolidated trust. The shares vest in December, provided the performance criteria are achieved. The compensation charge is recorded in the period when the shares vest with the employee as the liability is determined on that date. If all of the performance criteria are not achieved then the shares which do not vest are treated as treasury shares in shareholder equity. There were no shares vested in 2004. In 2003, all performance criteria were achieved and 91,300 shares representing 0.008% of shares on issue were vested in the period.

ALUMINA LIMITED

2004 FORM 20-F

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The issued capital of Alumina is currently constituted by one class of registrable voting securities being ordinary shares.

As at April 29, 2005, Alumina had on issue 1,163,882,148 fully paid ordinary shares, and 3,730,200 Share Options. The Share Options were issued pursuant to Alumina’s Employee Option Plan and carry no voting rights. See Item 6 “Directors, Senior Management and Employees”.

Alumina is not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth, as at April 29, 2005, information in respect of:

(i)	any person who is known to Alumina to be the registered owner of more than 5% of any class of its voting securities; and

(ii)	the total amount of any class of its voting securities owned by the Directors and Executive General Managers of Alumina as a group.

Title of class	Identity of person or group	Amount owned	% of class
Fully paid Ordinary Shares	J P Morgan Nominees Australia Ltd	175,918,871	15.11

	National Nominees Ltd	166,821,932	14.33

	Westpac Custodian Nominees Ltd	150,280,928	12.91

	Citicorp Nominees Pty Ltd	120,093,220	10.32

	ANZ Nominees Limited	80,987,494	6.96

Fully paid Ordinary Shares(1)	Directors and Executive officers of Alumina as a group	727,654	0.06

Employee Share Options	Directors and Executive officers of Alumina as a group	50,000

(1)	Includes Alumina’s ADS’s

ALUMINA LIMITED

2004 FORM 20-F

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The nominee companies listed in the previous table hold these fully paid Ordinary Shares on behalf of numerous beneficial owners. The only beneficial owners known to have owned more than 5% of the issued and outstanding fully-paid ordinary shares are Capital Group International Inc., Commonwealth Bank of Australia and Franklin Resources Inc. Their history of significant changes over the last three years is outlined below:

Beneficial Owner	Date	Number of Shares	% Shareholding
Commonwealth Bank of Australia	05/11/2004	83,562,783	7.21%
	09/05/2003	91,652,478	8.12%
	07/03/2003	79,861,511	7.08%
	03/20/2003	68,434,191	6.07%
	01/23/2003	56,346,711	5.07%
Capital Group International Inc.	06/24/2004	58,161,023	5.02%
	06/11/2004	69,784,792	6.02%
	05/21/2004	83,612,505	7.21%
	04/14/2004	96,419,007	8.32%
	03/29/2004	108,267,979	9.34%
	03/17/2004	120,351,877	10.38%
	12/22/2003	130,688,217	11.39%
	08/01/2003	140,859,047	12.48%
	04/17/2003	128,816,984	11.42%
Franklin Resources Inc.	06/15/2004	59,922,207	5.17%

All fully paid shareholders have the same voting rights as any other fully paid shareholder.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of Alumina.

As at December 31, 2004, 402,530 Alumina fully paid Ordinary Shares were registered in the name of 283 residents of the United States and represented approximately 0.04% of the total number of Alumina fully paid Ordinary Shares issued and outstanding. As at December 31, 2004, 9,409,432 Alumina ADRs were outstanding (representing 37,637,728 Alumina fully paid Ordinary Shares) and were registered in the name of 335 residents of the United States and represented approximately 3.24% of the total number of fully paid Ordinary Shares issued and outstanding.

ALUMINA LIMITED

2004 FORM 20-F

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

B.	Related Party Transactions

Loans to directors

During the year ended December 31, 2002, a loan of A$93,050 was advanced to Jens Balkau, a director of one of our controlled entities. All outstanding loans (A$93,375) were repaid or forgiven (A$3,643) during 2002, resulting in no outstanding loans to Alumina directors as at December 31, 2002. Since that date, no loans have been made by Alumina to related parties.

Shareholding transactions of directors

Alumina’s directors are also shareholders of the company and as such, they may purchase or sell Alumina’s shares.

Where directors have purchased or sold shares they have done so on normal commercial terms, on conditions no more favorable than those available to other shareholders.

Some of the directors who were employees of the WMC Limited group prior to the demerger were eligible to participate in the WMC Employee Share Scheme, and were issued with options, priced at market value. These transactions were conducted on a commercial basis on terms no more beneficial than those available to other eligible employees.

ALUMINA LIMITED

2004 FORM 20-F

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

	2004	2003	2002
	Number of Alumina Limited (formerly WMC Limited) shares
The aggregate number of shares acquired by directors of the parent entity or their director related entities through purchases was:	—	71,000	5,000

The aggregate number of shares allotted to directors of the parent entity or their director-related entities as a result of the exercise of options was:	100,000	140,000	240,000

The aggregate number of options allotted by directors of the parent entity or their director related entities through participation in the WMC Employee Share Scheme was:	—	—	150,000

The aggregate number of vested shares granted to executives through participation in the Alumina Employee Share Plan was:	+—	103,324	—

The aggregate number of shares and options disposed of by directors of the parent entity or their director related entities was:

- fully paid shares	—	125,000	—

- options (lapsed)	—	—	—

- options ( exercised and shares sold)	270,000	52,000	250,000

The aggregate number of partly paid shares paid up by directors of the parent entity or their director-related entities was:	—	—	331,000

The aggregate number of shares disposed of by directors of the parent entity or their director - related entities on retirement was:

- fully paid shares	—	—	594,829

- options (options exercised and shares sold)	—	—	980,000

Details of shares and share options held by directors of the parent entity or their director - related entities at period end are as follows:

- fully paid shares	657,795	531,490	342,166

- options for ordinary shares	50,000	320,000	512,000

*	Individual directors beneficially own less than 1% of total ordinary shares outstanding, the only class of shares issued by Alumina Limited.

+	During 2004, 95,900 shares were acquired by the Employee Share Plan Trust but none were vested.

All other transactions relating to shares and options of WMC Limited prior to the demerger, and Alumina Limited post demerger including the payment and receipt of dividends, were on the same basis as similar transactions with other shareholders.

ALUMINA LIMITED

2004 FORM 20-F

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Other transactions of directors and director related entities

A number of the directors of Alumina Limited are also directors of other public companies which may have transactions with the Alumina group. The relevant directors do not believe that they have the capacity to control or significantly influence the financial or operating policies of either those companies or the Alumina group in their dealings with one another. Those companies are therefore not considered to be director-related entities for the disclosure requirements of Accounting Standard AASB 1046: Director and Executive Disclosures by Disclosing Entities.

(i)	Legal/financial service fees

A director Mr P A F Hay, is the Chief Executive Officer of Freehills. Freehills has provided legal services to Alumina Limited and a number of Alumina Limited controlled entities for several years on normal commercial terms and conditions. The total cost of those services for 2004 amounted to $3,279 compared to $106,149 in 2003.

Mr J Meck and Ms A E Seneshen are shareholders in a US based law firm Welborn Sullivan Meck & Tooley, P.C and are directors of a number of Alumina Limited’s controlled entities. Welborn Sullivan Meck & Tooley, P.C has provided legal services for several years on normal commercial terms and conditions. The total cost of those services for 2004 amounts to $8,674 compared to $14,031 in 2003.

During 2002, there were transactions with directors of WMC Limited controlled entities, which became WMC Resources controlled entities after the de-merger. These transactions totaled $438,858 and were on normal commercial terms and conditions.

C.	Interests of Experts and Counsel

Not applicable.

ALUMINA LIMITED

2004 FORM 20-F

FINANCIAL INFORMATION

ITEM 8.	FINANCIAL INFORMATION

A.	Financial Statements

Refer to Alumina’s Consolidated Financial Statements which are included as Item 18.

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

In August 2002, the High Court handed down its decision in the State of Western Australia v Ward (2002) 213 CLR 1 (“Ward”). It held, among other things, that native title can be categorized as a “ bundle of rights”, that there could be partial extinguishment of native title rights and that Western Australian and Northern Territory mining and petroleum legislation extinguishes all native title rights that may have existed over minerals and petroleum in Western Australia and Northern Territory. The High Court also held that a mining lease under the relevant Western Australian legislation extinguished any native title right to control access to land, or to be asked permission to use, or have access to, land but does not necessarily extinguish all native title rights. This decision, which provides some clarity about the impact of native title on pastoral leases and mining leases in Western Australia and the Northern Territory is significant to Alcoa of Australia Ltd because its operations are in Western Australia. However the decision also leaves many issues to be decided on a case by case basis.

There are current claimant applications for native title determination in the Federal Court over areas that include Alcoa of Australia Ltd’s Special Mining Lease MLISA (Western Australia) (“the Alcoa Lease”) and a portion of the conveyor associated with Alcoa’s 55% direct and indirect ownership interest in the Portland Smelter (Victoria).

ALUMINA LIMITED

2004 FORM 20-F

FINANCIAL INFORMATION

(a) Western Australia

Alcoa of Australia Ltd’s operations fall within two native title applications:

•	Rubibi application – Federal Court file number WG6006/98; and

•	Gnaala Karla Booja claim – Federal Court file number WG6274/98.

These claims are yet to be determined by the Federal Court. However, as a result of the Ward decision the potential exposure of Alcoa of Australia Ltd to these claims is significantly reduced by the High Court’s finding that any native title right in minerals (if it could be established on the evidence) has been extinguished.

(b) Victoria

Alcoa of Australia Ltd’s interest in Portland Smelter falls within the Gournditch-Mara native title claim – Federal Court file number VID6004/98.

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

Other Events

On May 25,2005, Alcoa Inc. (Alcoa”) received from the Antitrust Division of the U.S. Department of Justice a grand jury subpoena issued by the U.S. District Court for the Northern District of Illinois. The subpoena relates to an investigation concerning the aluminum fluoride industry and calls for Alcoa’s production of certain documents. Also, on May 25, 2005, Alcoa’s Canadian subsidiary, Alcoa Ltée, received from the Competition Bureau Canada issued by the Federal Court of Canada in Vancouver, British Columbia. The order relates to an inquiry pursuant to the Competition act into the sale and supply of aluminum fluoride in Canada and elsewhere and calls for the production of certain records and information in the possession of or under the control of Alcoa Ltée, Alcoa and/or Alcoa World Alumina LLC. In addition, by letter dated May 26, 2005, the Australian Competition and Consumer Commission (ACCC) requested Alcoa’s Australian subsidiary, Alcoa of Australia Limited, to provide certain information and documents to assist in the ACCC’s investigation of possible anti-competitive conduct by suppliers of aluminum fluoride. Alcoa and its subsidiaries plan to cooperate fully in these investigations.

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

There has also been publicity in respect of complaints by some nearby residents of the Wagerup refinery that there is a link between their various health problems and odours and emissions from the refinery and, in particular, from the liquor burner. Legal proceedings have been filed by some nearby residents of the Wagerup refinery in the District court in Western Australia claiming unspecified damages and alleging that emissions form the Wagerup refinery have harmed their health.

ALUMINA LIMITED

2004 FORM 20-F

FINANCIAL INFORMATION

Other Financial Information

Dividend Policy

Alumina’s policy is to distribute to shareholders, to the extent practicable, all fully franked dividends received from AWAC. Alumina intends utilizing any dividends received from AWAC entities other than Alcoa of Australia to fund its corporate and financing costs and capital requirements, with any surplus to be returned to shareholders. Alumina Limited intends, subject to business conditions, to maintain dividends to Alumina shareholders at current levels through the period of substantial growth in the next 3 to 4 years. The frequency of dividends paid is twice a year. An interim dividend is paid in September or October whilst the final dividend is paid in March or April.

The dividends paid to shareholders are determined by the Board of Directors, based on Alumina’s performance and current business conditions.

During the 12 month period January 1, 2004 to December 31, 2004, Alumina paid cash dividends to its shareholders of A$0.20 (fully franked) a fully paid ordinary share. This compares to cash dividends provided for the 12 months to December 31, 2003 of A$0.23 (fully franked) a fully paid ordinary share. For a discussion on the taxation of the dividends, see Item 10E “Additional Information – Taxation”.

Financing and Corporate Items

Net financing and corporate expenses for the year ended December 31, 2004 totalled A$7.6 million compared to A$18.9 million for the year ended December 31, 2003. The principal components were:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Loss/(Gain) on revaluation of foreign currency assets & liabilities	—	—	20.2
Interest received / receivable	(8.9)	(2.4)	(98.2)
Interest paid / payable	8.1	8.7	140.6
Corporate expenditure	8.4	12.6	109.1

Net interest credited to profit was A$0.8 million for the year ended December 31, 2004 compared to A$6.3 million charged for the year ended December 31, 2003, reflecting lower interest costs on reduced debt levels, a weakening US$ which decreased interest paid on US$ loans and higher interest revenue on funds received from sale of the Specialty Chemicals business.

B.	Significant Changes

Up until the end of April 2005, the average Australian US dollar exchange rate in 2005 has been higher than in 2004, which has had a negative effect upon profit. However, average LME aluminium prices have also been higher in 2005 than in 2004, which has had an offsetting positive effect on profit.

ALUMINA LIMITED

2004 FORM 20-F

THE OFFER AND LISTING

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Market Prices

The following table sets forth, for the periods indicated, the highest and lowest market closing prices of Alumina’s fully paid Ordinary Shares based upon information provided by the ASX and the highest and lowest bid prices for Alumina’s American Depositary Shares (ADSs) based on information provided by the NYSE. In the United States, ADSs evidenced by American Depositary Receipts (ADRs) represent fully paid ordinary shares of Alumina. Each ADR represents four fully paid ordinary shares. Alumina commenced trading (as AWC) on the ASX and NYSE on December 4, 2002 on a post-demerger basis.

		Ordinary Shares		American Depositary Shares
Period		A$ High	A$ Low	US$ High	US$ Low
Month ended April 30, 2005		6.20	5.57	19.06	17.14
Month ended March 31, 2005		6.37	5.80	20.27	18.03
Month ended February 28, 2005		6.28	5.65	19.60	17.81
Month Ended January 31, 2005		6.25	5.81	19.30	17.85
Month Ended December 31, 2004		5.96	5.52	18.62	16.76
Month Ended November 30, 2004		5.86	5.54	18.47	16.32
Year Ended December 31, 2004	First Quarter	6.80	5.13	21.16	15.30
	Second Quarter	5.55	4.87	16.87	13.47
	Third Quarter	5.74	5.01	16.39	14.28
	Fourth Quarter	5.96	5.14	18.62	15.18

Year Ended December 31, 2003	First Quarter	5.21	3.90	11.84	9.53
	Second Quarter	4.48	4.03	11.70	9.72
	Third Quarter	5.51	4.14	14.25	11.38
	Fourth Quarter	6.57	5.07	20.06	13.93

Year Ended December 31, 2002(1)	First Quarter	10.26	9.24	20.97	18.95
	Second Quarter	9.92	8.73	22.00	19.52
	Third Quarter	9.22	7.09	20.57	15.55
	Fourth Quarter	8.51	3.79	19.45	10.60

Year Ended December 31, 2001(1)	Full Year	10.09	6.58	20.90	13.60
Year Ended December 31, 2000(1)	Full Year	8.91	6.12	23.38	14.88

(1)	These share prices relate to the Company prior to the demerger except for the fourth quarter of 2002, which includes share prices prior to and after the demerger.

During 2000 WMC bought back and cancelled 56,030,317 shares at prices between A$6.42 and A$8.30 and at an average cost including incidental expenses of A$7.45 per share. Directors approved the buyback of up to a further 55,917,817 shares. There have been no subsequent buyback of shares since 2000.

The closing price of Alumina’s fully paid Ordinary Shares on December 31, 2004 was A$5.94 and on April 29, 2005 was A$5.73. The closing price of Alumina’s ADRs on December 31, 2004 was US$18.54 and on April 29, 2005 was US$18.16.

ALUMINA LIMITED

2004 FORM 20-F

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

American Depositary Shares

In the United States, American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) represent fully paid ordinary shares of Alumina. Each ADR represents four fully paid ordinary shares. The ADRs are issued pursuant to a Deposit Agreement, dated October 6, 1989, as amended and restated on December 4, 2002 between Alumina and the Depositary. On January 2, 1990, trading of Alumina’s ADSs commenced on the New York Stock Exchange (“NYSE”) under the symbol “WMC”. WMC’s ADS’ ceased trading on the NYSE on December 3, 2002 and recommenced trading on December 4, 2002 under the name of WMC Resources Ltd (“WMC”) and Alumina Limited (“AWC”).

As at April 29, 2005, 399,582 Alumina fully paid ordinary shares were registered in the name of 282 residents of the United States and represented approximately 0.04% of the total number of Alumina fully paid ordinary shares issued and outstanding. As at April 29, 2005, 12,113,291 Alumina ADRs were outstanding (representing 48,453,164 Alumina fully paid ordinary shares) and were registered in the name of 329 residents of the United States and represented approximately 4.16% of the total number of fully paid ordinary shares issued and outstanding.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ALUMINA LIMITED

2004 FORM 20-F

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

ALUMINA LIMITED

2004 FORM 20-F

ADDITIONAL INFORMATION

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

ALUMINA LIMITED

2004 FORM 20-F

ADDITIONAL INFORMATION

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

Partial Takeover Approval

In the event that there is an offer made under a “proportional takeover bid” (within the meaning given to that expression by Chapter 6 of the Corporations Act) to acquire shares in Alumina, the registration of a transfer giving effect to a contract resulting from the acceptance of the offer, is prohibited unless and until a resolution to approve the proportional takeover bid is passed in accordance with rule 139 of the Constitution. This resolution is to be voted on at a meeting convened and conducted by Alumina, of the persons entitled to vote on the resolution. The resolution is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one-half. The provision with respect to partial takeover bids (ie rule 139) cease to have effect on the third anniversary of the date of their adoption or last renewal. The provisions were last adopted by shareholders on April 27, 2005.

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

ALUMINA LIMITED

2004 FORM 20-F

ADDITIONAL INFORMATION

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

ALUMINA LIMITED

2004 FORM 20-F

ADDITIONAL INFORMATION

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

ALUMINA LIMITED

2004 FORM 20-F

ADDITIONAL INFORMATION

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

ALUMINA LIMITED

2004 FORM 20-F

ADDITIONAL INFORMATION

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

ALUMINA LIMITED

2004 FORM 20-F

ADDITIONAL INFORMATION

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

ALUMINA LIMITED

2004 FORM 20-F

ADDITIONAL INFORMATION

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

•	certain entities related to the Federal Republic of Yugoslavia (in limited circumstances) and certain named individuals associated with the former Milosevic regime;

•	certain ministers and senior officials of the Government of Zimbabwe

•	the Taliban or any undertaking owned or controlled, directly or indirectly by the Taliban or specific associated individuals, entities, agencies associated with the Taliban, Osama bin Laden, al-Qaida or other terrorists or their sponsors; or

ALUMINA LIMITED

2004 FORM 20-F

ADDITIONAL INFORMATION

to sell or purchase foreign currency or take or send from Australia any Australian currency where that transaction relates to:

•	property, securities or funds belonging either directly or indirectly to certain entities related to the Federal Republic of Yugoslavia or their agencies (in limited circumstances) and certain named individuals associated with the former Milosevic regime;

•	property, securities or funds in Australia owned or controlled, directly or indirectly, by or otherwise relating to payments to certain ministers and senior officials of the government of Zimbabwe; or

•	property, securities or funds owned or controlled directly or indirectly by, or otherwise relating to payments to, or for the benefit of, the Taliban or any undertaking owned or controlled, directly or indirectly, by the Taliban or specific associated individuals, entities, agencies associated with the Taliban, Osama bin Laden, Al-Qaida or other terrorists or their sponsors; or

(iii) lodge a report of the transaction details.

(b) There are no limitations, under the laws of Australia, on the right of non-residents to acquire, hold or vote Ordinary Shares in the Company, except for the Foreign Acquisitions and Takeovers Act (the “Act”). Section 606 of the Corporations Act 2001 (Cth) (the “Corporations Act”), the Charter of the United Nations Act 1945 (Cth) and the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 (Cth). The Act controls the rights of non-residents to hold 15% or more of the total voting power as outstanding shares of an Australian company, but it does not affect the rights attaching to shares that are held or acquired in accordance with its provisions.

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

Transactions involving assets (which would include Ordinary Shares in the Company) owned or controlled by persons or entities listed under the Charter of the United Nations Act 1945 (Cth) or the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 (Cth) require ministerial approval. The Charter of the United Nations Act 1945 (Cth) currently applies to the Kurdistan People’s Congress, the People’s Congress of Kurdistan, the Kongra-Gel, and other persons listed in the Commonwealth of Australia Gazette. The Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 (Cth) currently applies to the Taliban, Osama bin Laden, a member of the Al-Qaida organization, and any person named on the list maintained pursuant to United Nations Resolution 1390 (2002) by the Committee of the United Nations Security Council established pursuant to United Nations Resolution 1267 (1999).

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

ALUMINA LIMITED

2004 FORM 20-F

ADDITIONAL INFORMATION

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

Under the provisions of the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (“the Treaty”) from July 1 2003 the withholding tax rate on dividends is 5% of the gross amount of the dividends where the beneficial corporate shareholder entitled to the dividends holds directly at least 10% of the voting power in the company. This rate is reduced to nil for certain corporate beneficial shareholders who own at least 80% of the voting shares. For other shareholders the withholding tax rate will be 15% by virtue of the Treaty and domestic law.

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

ALUMINA LIMITED

2004 FORM 20-F

ADDITIONAL INFORMATION

•	if the ADS or Ordinary Shares have been used by the person in carrying on a trade or business wholly or partly at or through a permanent establishment in Australia.

Different rules will apply to persons and corporations which are not residents of the United States.

The Federal Government announced on May 10, 2005 its intention to remove the application of Australian Capital Gains Tax from non-residents except for real property and Australian business assets of Australian branches of non-residents. Australia CGT will also continue to apply to non-portfolio interests in shares where the value of such interests is wholly or principally attributed to Australian Real Property. Australian Real Property will include mining rights.

The change is to apply to capital gains occurring on or after passing of the relevant legislation which is yet to be introduced into Parliament. At this stage it is not clear the precise impact that the proposed measure will have on the holding of Alumina ADS or ordinary shares held by U.S. residents.

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

a person that actually or constructively owns 10% or more of the voting shares of Alumina; or

a person whose “functional currency” is not the United States dollar.

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

You are a U.S. person if you are:

a citizen or resident of the United States;

a corporation created or organized in the United States or under the law of the United States or any state of the United States;

ALUMINA LIMITED

2004 FORM 20-F

ADDITIONAL INFORMATION

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

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADS, you will be treated as the owner of the Ordinary Shares represented by those ADS. Exchanges of Ordinary Shares for ADS, and ADS for Ordinary Shares, generally will not be subject to United States federal income tax.

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

With effect from January 1, 2003, the United States reduced the maximum tax rate on certain qualifying dividend distributions to 15%. In order for dividends paid by foreign corporations to qualify for the reduced rates, the foreign corporation must meet certain requirements, including that it not be classified as a passive foreign investment company for United States federal income tax purposes in either the taxable year of the distribution or the preceding taxable year. The Company believes that its Ordinary Shares or ADS will not be treated as shares of a passive foreign investment company, but this conclusion is a factual determination that is made annually and thus may be subject to change.

The company believes that dividends on ADS will qualify for these lower tax rates if the taxpayer meets the required holding period. In order for the dividends on the ADS to qualify, taxpayers must hold the ADS for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.

ALUMINA LIMITED

2004 FORM 20-F

ADDITIONAL INFORMATION

Dividends paid to eligible U.S. holders with respect to our Ordinary Shares or ADS and that are unfranked or partially unfranked are subject to Australian withholding tax at a maximum rate of 15% with respect to the unfranked portion of the dividend payment. Subject to certain limitations, the Australian tax withheld in accordance with the Treaty and paid over to Australia generally will be creditable against your United States federal income tax liability.

Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive income” or “financial services income” and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive income” or “general income” which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. Dividends qualifying for the special 15% maximum U.S. tax rate are subject to special rules in determining a taxpayer’s foreign tax credit limitation.

Disposition

Subject to the passive foreign investment company rules discussed below, any gain or loss you realize on the sale, exchange or other taxable disposition of Ordinary Shares or ADS will be subject to United States federal income taxation as a capital gain or loss in an amount equal to the difference between the US dollar value of the amount that you realize on that sale, exchange or other disposition and your adjusted tax basis, determined in US dollars, in the Ordinary Shares or ADS surrendered. The gain or loss will be long term capital gain or loss if your holding period for the ordinary shares or ADS is more than one year. A noncorporate U.S. person is generally taxed at a maximum rate of 15% on long term capital gain that is recognized on or after May 6, 2003 and before January 1, 2009. Any capital gain or loss so realized will generally be United States source gain or loss. Your ability to deduct capital losses is subject to limitations.

Passive Foreign Investment Company Rules

Alumina believes that its Ordinary Shares or ADS will not be treated as shares of a passive foreign investment company, or “PFIC,” for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. Moreover, the application of the PFIC rules to a corporation such as Alumina that is primarily engaged in the active business of mining and processing metals is not entirely clear.

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

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the shares of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If the company is treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

any gain you realize on the sale or other disposition of your Ordinary Shares or ADS and any excess distribution that the company makes to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the Ordinary Shares or ADS during the three preceding taxable years or, if shorter, your holding period for the Ordinary Shares or ADS).

Under these rules:

the gain or excess distribution will be allocated ratably over your holding period for the Ordinary Shares or ADS,

the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

ALUMINA LIMITED

2004 FORM 20-F

ADDITIONAL INFORMATION

the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If you own Ordinary Shares or ADS in a PFIC that are treated as marketable shares, you may also make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your Ordinary Shares or ADS at the end of the taxable year over your adjusted basis in your Ordinary Shares or ADS. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your Ordinary Shares or ADS over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the Ordinary Shares or ADS will be adjusted to reflect any such income or loss amounts.

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

ALUMINA LIMITED

2004 FORM 20-F

ADDITIONAL INFORMATION

I.	Subsidiary Information

All controlled entities are wholly owned, unless otherwise indicated. Alumina’s significant subsidiaries are described in Item 4C – “Key Information – Organisational Structure”. The following is a list of all entities controlled by Alumina as of May 26, 2005.

Controlled Entities	Place of Incorporation	Notes
Alumina Holdings (USA) Inc.	Delaware, USA	b
Alumina (U.S.A.) Inc.	Delaware, USA	b
Westminer (Investments) B.V.	Netherlands	b
Westminer Acquisition (U.K.) Limited	UK	b
Westminer International (U.K.) Limited	UK	b
Alumina International Holdings Pty. Ltd.	VIC, Australia	a, b
Butia Participacoes Limitada	Brazil	b

Notes to Subsidiaries:

These controlled entities have:

(a)	been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investment Commission (“ASIC”) Class Order 98/1418. These companies, which are also referred to in the Directors’ Declaration are, with Alumina Limited, all members of a “Closed Group” as defined in the Class Order and are parties to a deed of cross guarantee which has been lodged with and approved by the ASIC. Under the deed of cross guarantee, each of these companies guarantees the debts of the other companies party to the deed of cross guarantee;

(b)	been translated as a self-sustaining entity.

ALUMINA LIMITED

2004 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative Information about Market Risk

Continuing operations

Alumina’s policy currently is not to hedge its commodity or currency exposure other than to secure the Australian dollar value of foreign currency bank accounts. This policy will be reviewed periodically. AWAC has previously sought to manage its exposure to both the aluminium price and the A$/US$ exchange rate through the use of derivative products. There were no aluminium hedge positions in place at December 31, 2004.

Commodity Price Risk

A table showing the movement in the selling price of aluminium over the last five years is set out below.

AVERAGE QUARTERLY PRICES

Financial Year Ended	Aluminium London Metal Exchange US$/lb
December 31, 2000
First Quarter	0.74
Second Quarter	0.67
Third Quarter	0.71
Fourth Quarter	0.69

December 31, 2001
First Quarter	0.70
Second Quarter	0.68
Third Quarter	0.63
Fourth Quarter	0.60

December 31, 2002
First Quarter	0.63
Second Quarter	0.62
Third Quarter	0.59
Fourth Quarter	0.61

December 31, 2003
First Quarter	0.63
Second Quarter	0.63
Third Quarter	0.64
Fourth Quarter	0.68

December 31, 2004
First Quarter	0.76
Second Quarter	0.77
Third Quarter	0.78
Fourth Quarter	0.83

Prices on May 24, 2005	0.79

As at December 31, 2004, the group had no outstanding commodity hedge contracts.

ALUMINA LIMITED

2004 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk

Foreign currency risk relates to Alumina’s exposure to changes in exchange rates. Alumina’s revenue streams were significantly derived from the sale of its commodity production in US dollars and the amount of Australian dollar revenue it would receive fluctuated with the moving AUD/USD exchange rate.

Prior to the Demerger, consistent with approved Board policy, the Company sought to reduce its exposure to exchange rate movements by entering into foreign exchange hedging contracts for a proportion of its outstanding receivables with a view to reducing the effects of adverse currency rate fluctuations.

When looked at in isolation, hedging transactions relating to the conversion of US dollar receivables to Australian dollars could result in losses if:

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

Interest rate risk

As at December 31, 2004 the group had short term bank debt outstanding totaling A$397.9 million or US$311.0 million which is due in December 2005. It is intended this debt will be refinanced prior to maturity.

As at December 31, 2003 the group had short term bank debt outstanding totaling A$467.0 million or US$351.0 million which was refinanced in December 2004.

Interest rate and cross-currency swaps

At December 31, 2004 and at December 31, 2003, Alumina had no outstanding interest rate hedging contracts in relation to its debt. During 2002 the company closed off all previous interest rate swaps at December 31, 2001 recording a gain of A$75.9 million.

As at 31 December 2004 and at December 31 2003, the group had no cross currency swaps in place.

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

ALUMINA LIMITED

2004 FORM 20-F

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures

For its fiscal year 2004, Alumina management, including the Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of Alumina’s disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the U.S. Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. The evaluation was performed under the supervision of, and was reviewed by, our Chief Executive Officer and our Chief Financial Officer. In designing and evaluating the disclosure controls and procedures, Alumina management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of the possible controls and procedures. Based on the foregoing, Alumina’s management, including Chief Executive Officer and Chief Financial Officer, concluded that Alumina’s disclosure controls and procedures were effective as of December 31, 2004.

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

There have been no changes in Alumina’s internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, Alumina’s internal control over financial reporting.

ALUMINA LIMITED

2004 FORM 20-F

ITEM 16.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board has determined that Mr Donald M Morley is an “audit committee financial expert” as defined in the listing standards of the New York Stock Exchange. Although the board of directors has determined that Mr Morley has the requisite attributes defined under the rules of the Securities and Exchange Commission, his responsibilities are the same as those of the other audit committee members. He is not an auditor or accountant, does not perform “field work” and is not a full-time employee. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert. The audit committee is responsible for oversight of management in the preparation of our financial statements and financial disclosures. The audit committee relies on the information provided by management and the independent auditors. The audit committee does not have the duty to plan or conduct audits or to determine that our financial statements and disclosures are complete and accurate. A copy of our Audit Committee Charter is available from our web site at www.aluminalimited.com. This link is an inactive textual link for reference only.

ITEM 16B.	CODE OF ETHICS

Alumina has adopted a code of conduct that applies to its directors, executive officers and employees. The Code of Conduct covers matters such as compliance with laws and regulations, protection of Alumina’s assets, conflict of interest, protection of corporate privilege of information, maintenance of records and reporting of questionable activities in good faith. This code of conduct is available from our web site at www.aluminalimited.com. This link is an inactive textual link for reference only.

ALUMINA LIMITED

2004 FORM 20-F

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Summary of Fees

		Year Ended December 31, 2004	Year Ended December 31, 2003
		A$ thousand
(a)	Fees for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:
	Auditors of parent entity – PricewaterhouseCoopers
	Audit Fees for annual audit	252	269
	Additional 2002 costs incurred in 2003	—	147
	Additional 2003 costs incurred in 2004	2	—

		254	416

(b)	Fees for audit-related services:
	Annual report on US Form 20-F
	Fees for annual audit	112	93
	Additional 2002 costs incurred in 2003	—	100

		112	193

(c)	Fees for tax services
	Australian tax services	—	—
	Overseas tax services	174	205

		174	205

(d)	Fees for all other services	35	—

Total		575	814

Audit Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filing engagements for those fiscal years are approximately $254,000 and $416,000, respectively.

ALUMINA LIMITED

2004 FORM 20-F

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of Alumina’s financial statements and not reported under Audit Fees are $112,000 and $193,000 respectively. The nature of services comprising the fees disclosed under this category were the audit of the 20-F.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for tax services by the principal accountant that are reasonably related to the performance of the audit or review of Alumina’s financial statements and are not reported under Audit Fees are $174,000 and $205,000 respectively. The nature of services comprising the fees disclosed under this category are for tax compliance work in relation to Alumina’s significant subsidiaries incorporated in the UK and the Netherlands.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported under Audit Fees, Audit-Related Fees and Tax Fees are $35,000 and $nil, respectively. The nature of services comprising the fees disclosed under this category is advice on the application of GAAP, including US GAAP and International Financial Reporting Standards and other sundry agreed upon procedures engagements.

ALUMINA LIMITED

2004 FORM 20-F

Pre-Approval Policies

The policy Alumina has adopted for pre-approval of non-audit services to be performed by our independent auditor, PricewaterhouseCoopers (“PwC”) is as follows:

•	PwC services which have fees of up to A$100,000 shall require the prior approval of the Audit Committee Chairman. Such approval shall include the scope of the services and the approximate amount of fees and shall be reported to the next Audit Committee meeting;

•	For PwC services of more than A$100,000 and less than A$250,000, the provision of such services requires the prior approval of the Audit Committee;

•	For PwC services of more than A$250,000, the proposed services are to be put to competitive tender with requirement for CFO, CEO and Audit Committee Chairman’s approval of inclusion of PwC in tender list. The provision of such services also require the prior approval of the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY ALUMINA AND AFFILIATED PURCHASERS

Not applicable.

ALUMINA LIMITED

2004 FORM 20-F

ITEM 17.	FINANCIAL STATEMENTS

Not applicable, as Alumina complies with Item 18.

ALUMINA LIMITED

2004 FORM 20-F

FINANCIAL STATEMENTS

I TEM 18.	FINANCIAL STATEMENTS

Financial Statements and Financial Statement Schedules

The attached financial statements and financial statement schedules, pages F1-F98, with a full index on page F3, together with the Reports of Independent Accountants thereon, are filed as part of this Annual Report and are incorporated herein by reference.

Alumina Limited Report of Independent Accountants	F-2

Consolidated Balance Sheets	F-5

Consolidated Statements of Income, Comprehensive Income & Members’ Equity	F-4

Consolidated Statements of Cash Flows	F-7

Notes to Consolidated Financial Statements	F-10 – F-74

Schedule A – AWAC

Combined Balance Sheets	F-75

Combined Statements of Income, Comprehensive Income & Members’ Equity	F-76

Combined Statements of Cash Flows	F-77

Notes to Combined Financial Statements	F-78-F-98

ALUMINA LIMITED

2004 FORM 20-F

FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Exhibit 1 – Constitution of Alumina

Exhibit 4 – Material contracts 4.1 The Alcoa World Alumina and Chemicals (“AWAC”) Joint Venture Agreements (incorporated by reference to Exhibit 4 to Alumina Limited’s (formerly known as WMC Limited) Annual Report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Commission on April 4, 2002.). These Agreements comprise:

	4.1.1	Heads of Agreement, dated July 6, 1994 between Aluminum Company of America and Western Mining Corporation Holdings Limited.

	4.1.2	Charter of the Strategic Council, dated December 21, 1994 between Aluminum Company of America and Western Mining Corporation Holdings Limited.

	4.1.3	Formation Agreement, dated December 21, 1994 among Aluminum Company of America, Alcoa International Holdings Corporation, ASC Alumina Inc., Western Mining Corporation Holdings Limited, Westminer International Holdings Limited and WMC Alumina (USA) Inc.

	4.1.4	Amended and Restated Limited Liability Company Agreement of Alcoa Alumina & Chemicals, L.L.C., dated December 31, 1994 among Aluminum Company of America, ASC Alumina Inc., Westminer International Holdings Limited and WMC Alumina (USA) Inc.

	4.1.5	Loan Agreement, dated January 3, 1995 between Alcoa Alumina & Chemicals, L.L.C. and WMC Alumina (USA) Inc.

	4.1.6	Administrative and Services Agreement, dated January 1, 1995 between Alcoa Alumina & Chemicals, L.L.C. and Aluminum Company of America.

	4.1.7	AAC-ACOA Employee Services Agreement dated January 1, 1995 between Alcoa Alumina & Chemicals, L.L.C. and Aluminum Company of America.

	4.1.8	WMC-ACOA Employee Services Agreement dated January 1, 1995 between Aluminum Company of America and Western Mining Holdings Limited.

	4.1.9	Master Hedging Agreement dated December 31, 1994 among Aluminum Company of America, Alcoa of Australia Limited, Alcoa Alumina & Chemicals L.L.C., Suriname Aluminum Company L.L.C. and Alcoa Minerals of Jamaica.

	4.1.10	Assignment Agreement dated February 1, 1995 among Aluminum Company of America and Alcoa Alumina & Chemicals, L.L.C. regarding the Bauxite Contract with Compagnie des Bauxites de Guinée.

	4.1.11	Abalco Shareholders Agreement, dated March 29, 1995 among Alcoa Alumina & Chemicals, L.L.C., Alcoa Brazil Holdings Company and Westminer International (UK) Limited.

4.2	Demerger Deed between Alumina Limited and WMC Resources Limited dated March 5, 2003.

4.3	Transitional Services Agreement between Alumina Limited and WMC Resources Limited dated 18 December 2002.

4.4	Management Contracts

ALUMINA LIMITED

2004 FORM 20-F

FINANCIAL STATEMENTS

Exhibit 8 – Significant Subsidiaries

Alumina Limited’s significant subsidiaries are as follows:

•	Alumina International Holdings Pty Ltd – Incorporated in Australia this company holds all entities in the Alumina Group’s AWAC joint venture (except for Alcoa of Australia Ltd, see below) through its indirect 40% interest in each of Alcoa World Alumina LLC, Alcoa Caribbean Holdings LLC, Alumina Espanola SA, Alcoa Chemie Nederland BV, Alcoa Chemie GMBH and Abalco SA. It is wholly owned by Alumina.

•	Alcoa of Australia Ltd – Incorporated in Australia, and 40% owned by Alumina, this company is a significant entity in the Alumina Group’s AWAC joint venture, with integrated bauxite mining, alumina refining and aluminium smelting facilities in Australia.

ALUMINA LIMITED

2004 FORM 20-F

FINANCIAL STATEMENTS

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

(Signed)
Name:	Robert Davies
Title:	Chief Financial Officer

Date: June 28, 2005

ALUMINA LIMITED

(Australian Business Number 85 004 820 419)

AND CONTROLLED ENTITIES

U.S. FINANCIAL REPORT

AS OF AND FOR THE YEAR ENDED

31 DECEMBER 2004

Prepared in accordance

with Australian generally accepted

accounting principles (Australian GAAP)

except where noted

Amounts are stated in Australian dollars (A$) except where noted

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Alumina Limited

We have audited the accompanying consolidated statements of financial position of Alumina Limited and its controlled entities, (“the Group”), as of 31 December 2004 and 2003, and the related consolidated statements of financial performance, statements of cash flows and consolidated statements of changes in shareholders’ equity for each of the three years in the period ended 31 December 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alumina Limited and its controlled entities at 31 December 2004 and 2003, and the results of their operations and their cash flows for the three years in the period ended 31 December 2004 in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended 31 December 2004 and the determination of consolidated shareholders’ equity at 31 December 2004 and 2003 to the extent summarized in Note 34 to the consolidated financial statements.

PricewaterhouseCoopers	Melbourne, Australia
Chartered Accountants	May 26, 2005

ALUMINA LIMITED AND CONTROLLED ENTITIES

Consolidated Financial Statements as of and for the year ended 31 December 2004

CONTENTS PAGE

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE

	Notes	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
Continuing Operations:
General and administrative		(8.4)	(12.6)	(6.3)
Other expenses		—	—	(1.3)
Other income	2	56.8	4.8	1.3

Profit/(loss) before interest and income tax		48.4	(7.8)	(6.3)
Interest expense		(8.1)	(8.7)	(0.6)

Profit/(loss) before income taxes		40.3	(16.5)	(6.9)
Income tax (expense)/credit	5(a)	(5.1)	9.3	0.3

Net profit/(loss) from continuing operations		35.2	(7.2)	(6.6)
Equity in net of tax earnings of associates	12(b)	286.9	244.1	216.3

Net profit from continuing operations		322.1	236.9	209.7

Discontinued Operations:
Net sales revenue	2	—	—	2,220.9
Net expenses		—	—	(2,332.9)
Income tax credit		—	—	26.9
Profit on disposal of gold operations (tax exempt at 2002)	4	—	—	25.1
Profit on sale of right to Gold Royalty	4	—	—	15.4
Profit on disposal of Long/Victor mines at Kambalda (net of tax expense of $2.6 million)	4	—	—	9.4

Net loss from discontinued operations		—	—	(35.2)

Combined Operations:
Net sales revenue		—	—	2,220.9
Cost of goods sold		—	—	(1,650.9)
Selling and distribution		—	—	(143.7)
General and administrative		(8.4)	(12.6)	(333.8)
Exploration and evaluation		—	—	(34.3)
Other expenses		—	—	(94.1)
Profit on sale of investments in Specialty Chemicals Business		46.8	—	—
Other expenses – exceptional items		—	—	(178.5)
Other income		10.0	4.8	57.9
Other income – exceptional items		—	—	230.7
Share of net profits of associates		286.9	244.1	216.3

Profit before interest and income tax		335.3	236.3	290.5
Interest expense	3(b)	(8.1)	(8.7)	(140.6)

Profit before income taxes		327.2	227.6	149.9
Income tax (expense)/credit	5(a)	(5.1)	9.3	24.6

Net profit attributable to holding company shareholders		322.1	236.9	174.5
- Foreign currency adjustments		2.2	28.4	6.0
- Equity share of foreign currency adjustments		—	—	29.4

		2.2	28.4	35.4

Total changes in equity other than those resulting from transactions with owners as owners		324.3	265.3	209.9

Net earnings per share attributable to holding company shareholders (A$ per share)	6
- Australian GAAP (basic)		0.28	0.21	0.16
- Australian GAAP (diluted)		0.28	0.21	0.16

The accompanying notes form part of these consolidated financial statements.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	As at 31 December
		2004 A$m	2003 A$m
CURRENT ASSETS
Cash assets	9	117.9	165.3
Receivables	10	0.8	4.0
Deferred tax assets		—	4.1
Other	11	0.6	0.3

Total current assets		119.3	173.7

NON-CURRENT ASSETS
Investments in associates	12	1,721.7	1,625.0
Property, plant and equipment	13	0.3	0.4

Total non-current assets		1,722.0	1,625.4

TOTAL ASSETS		1,841.3	1,799.1

CURRENT LIABILITIES
Payables	15	2.4	3.2
Interest bearing liabilities	16	397.9	467.0
Current tax liabilities	17	—	2.5
Provisions	18	0.1	0.1
Other		10.7	2.3

Total current liabilities		411.1	475.1

NON-CURRENT LIABILITIES
Provisions	19	0.2	0.2

Total non-current liabilities		0.2	0.2

TOTAL LIABILITIES		411.3	475.3

Minority shareholders’ interest in subsidiaries	21	—	—

NET ASSETS		1,430.0	1,323.8

The accompanying notes form part of these consolidated financial statements.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Notes		As at 31 December
			2004 A$m	2003 A$m
EQUITY
Share capital:
- Authorized: 2,000,000,000 shares
- Issued:
1,163,111,048 (31 Dec 2003: 1,159,557,148) fully paid ordinary shares of no par value	20		404.1	384.8
Asset revaluation reserve:
- parent and subsidiaries			34.3	34.3
Capital reserve			16.5	16.5
Retained earnings:
- parent and subsidiaries			358.5	400.3
- equity accounted associates	12	(c)	534.2	407.7
Accumulated other comprehensive income			82.4	80.2

TOTAL EQUITY			1,430.0	1,323.8

Contingent liabilities	26
Commitment for expenditure	27

The accompanying notes form part of these consolidated financial statements.

ALUMINA LIMITED AND CONTROLLED ENTITIE S

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Notes		Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers			—	—	2,193.5
Payments to suppliers and employees			(13.2)	(7.3)	(1,832.0)
Interest and other items of a similar nature received			8.6	2.2	27.6
Borrowing costs			(7.8)	(8.3)	(150.0)
Proceeds from guarantee			—	2.4	—
Proceeds from interest rate swap close out			—	—	71.2
Dividends received from associates			160.4	284.2	281.0
Income taxes refunded/(paid)			0.5	(4.7)	(3.2)
Proceeds from insurance claims			—	—	35.0
Payments for:
-exploration (grassroots)			—	—	(17.1)
-exploration (additional, supporting existing operations)			—	—	(3.4)

Net cash provided by operating activities	22	(a)	148.5	268.5	602.6

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment			—	(0.3)	(412.3)
Proceeds from sale of Speciality Chemicals Business			109.0	—	—
Proceeds from share of premium reduction in associates			2.0	—	—
Payments for investment in associates			(41.1)	—	—
Proceeds from sale of Central Norseman Gold Corporation			—	—	25.7
Proceeds from sale of non-current assets			—	—	67.6
Proceeds from insurance claims			—	—	15.7
(Payments for)/proceeds from gold hedge close out			—	—	(34.4)
Proceeds from/(payments for) short term investments			—	—	2.6
Payments for research and development			—	—	(0.4)
Payments for evaluation expenditure			—	—	(4.4)
Payment for purchase of Halco and MRN shares			—	—	(72.9)
Cash reserves retained by WMC Resources Ltd upon demerger			—	—	(65.2)
Other			3.5	—	—

Net cash provided/(used in) by investing activities			73.4	(0.3)	(478.0)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of shares			19.3	56.2	38.5
Proceeds from borrowings			10.1	79.2	1,816.6
Repayments of borrowings			(64.7)	—	(1,966.1)
Dividends paid			(233.1)	(259.6)	(199.7)

Net cash used in financing activities			(268.4)	(124.2)	(310.7)

Net (decrease)/increase in cash held			(46.5)	144.0	(186.1)
Cash at the beginning of the financial year			165.3	23.2	214.2
Effects of exchange rate changes on foreign currency cash balances			(0.9)	(1.9)	(4.9)

Cash at the end of the financial year	(a	)	117.9	165.3	23.2

The accompanying notes form part of these consolidated financial statements.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Notes	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
(a) Reconciliation of Cash
For the purposes of the consolidated statements of cash flows, cash represents cash on hand, at the bank and on short-term deposit (maturity of 3 months or less) less bank overdrafts:
Cash assets - US GAAP cash and cash equivalents	9	117.9	165.3	23.2

Bank overdrafts		—	—	—

Australian GAAP cash and cash equivalents		117.9	165.3	23.2

The above statements differ from US GAAP in that under US GAAP bank overdrafts are not considered to be part of the net cash equivalents and so changes in bank overdrafts (net) would be included in cash flows from financing activities. In addition, payments for research and development would be included in cash flows from operating activities instead of investing activities. Refer to Note 34.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
Issued shares fully paid
Beginning of period	384.8	220.2	3,190.9
Shares issued:
- Employee share scheme :
- Converted from partly paid	—	—	2.2
- Conversion of options	19.3	56.2	36.3
- Shares issued to acquire Corridor Sands	—	—	123.8
- Shares issued to acquire QBE’s 0.75% share of Alcoa of Australia	—	108.4	—
Less: return of capital to effect the demerger	—	—	(3,133.0)

End of period	404.1	384.8	220.2

Asset revaluation reserve
Beginning and end of period	34.3	34.3	34.3

Capital reserve
Beginning and end of period	16.5	16.5	16.5

Retained earnings
Beginning of period	808.0	729.4	1,451.7
Net income	322.1	236.9	174.5
Transfer from reserves	—	—	33.3
Dividends provided for or paid:
2004 interim 10 cents per fully paid share	(116.1)	—	—
2003 final 10 cents per fully franked share	(116.1)	—	—
2003 interim 10 cents per fully paid share	—	(112.9)	—
2002 final 13 cents per fully franked share	—	(146.7)	—
2002 interim 5 cents fully franked per share	—	—	(55.6)
Special dividend distributed to effect the demerger	—	—	(823.0)
Transfer from reserve following revaluation of non-current assets in Alcoa of Australia	—	101.3	—
Transfer from reserves following sale of Specialty Chemical assets	(4.3)	—	—
Other	(0.9)	—	—
Distribution on demerger of WMC Resources Ltd	—	—	(51.5)

End of period	892.7	808.0	729.4

Accumulated other comprehensive income
Foreign currency translation adjustment
Beginning of period	80.2	51.8	79.1
Transfer to retaining earnings	4.3	—	(33.3)
Difference on translation of self sustaining foreign entities	(17.5)	(118.6)	(26.0)
Revaluation of naturally hedged net monetary liabilities	15.4	147.0	44.4
Income taxes allocated to translation adjustments	—	—	(12.4)

End of period	82.4	80.2	51.8

Equity accounted reserves
Beginning of period	—	101.3	71.9
Transfer to retained profits	—	(101.3)	—
Equity share of translation adjustment	—	—	29.4

End of period	—	—	101.3

Total shareholders’ equity	1,430.0	1,323.8	1,153.5

The accompanying notes form part of these consolidated financial statements.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	BACKGROUND AND BASIS OF ACCOUNTING

Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with Australian Accounting Standards and other mandatory professional reporting requirements. These standards and reporting requirements form part of generally accepted accounting principles in Australia (Australian GAAP). Where these principles differ from those generally accepted in the United States of America (US GAAP), reference is made by footnote. A reconciliation of the major differences between these principles and those applicable under US GAAP is included as Note 34.

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

Further information relating to the discontinued operations for the period to the date of disposal is set out in Note 33.

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

Borrowing costs are recognized as expenses in the period in which they are incurred. Borrowing costs relate to interest on short term borrowings and certain exchange differences arising from foreign currency borrowings.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

1.	SUMMARY OF ACCOUNTING POLICIES (continued)

(n)	EMPLOYEE ENTITLEMENTS

(i)	Salaries and annual leave

Liabilities for salaries and annual leave are recognized in current provisions (i.e. expected to be settled in 12 months), and are measured as the amount unpaid at the reporting date at expected pay rates in respect of employee’s services up to that date, including related on-costs.

(ii)	Long service leave

Long service leave is an additional form of compensated leave to which Australian employees become entitled after a qualifying period of generally ten years of continuous service. It accrues at the rate of 1.3 weeks’ leave per year of service.

A liability for long service leave is recognized in non-current provisions (i.e. not expected to be settled within 12 months), and is measured as the nominal value based on expected pay rates in respect of services provided by employees up to the reporting date, including related on-costs.

(iii)	Employee Shares, Options, Bonus and Stock Appreciation Plans

Liabilities for employee benefits in the form of employee share, bonus plan and stock appreciation plans are recognized in other creditors at the earlier of when they fall due or where there is no realistic alternative but to settle the liability and at least one of the following conditions are met:

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

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the ‘rounding off’ of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, or as otherwise indicated.

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

Acquired exploration properties are carried as an asset.

The expenditure carried forward when recovery is expected represents an accumulation of direct net exploration and evaluation costs incurred by or on behalf of the group and applicable indirect costs, in relation to separate areas of interest for which rights of tenure are current.

If the acquired exploration property is developed, the acquisition cost will be amortized over the mine life. The carrying value of the acquisition payment will be subject to an ongoing impairment test.

If a decision is made not to develop an acquired exploration property, an immediate write-off of the carrying value would occur. If the full acquisition cost is recoverable (value of the project, including acquisition cost is greater than zero), then the acquisition cost will be amortized over the life of the mine. If the value is less than zero, then the shortfall will be written off against the carrying value and the balance amortized over the life of the mine.

The above treatment is consistent with US GAAP.

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

1.	SUMMARY OF ACCOUNTING POLICIES (continued)

(x)	INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS (AIFRS), and the Urgent Issues Group has issued interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of AIFRS will be first reflected in the consolidated entity’s financial statements for the half-year ending 30 June 2005 and the year ending 31 December 2005.

Entities complying with AIFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of AIFRS to that comparative period. Most adjustments required on transition to AIFRS will be made, retrospectively, against opening retained earnings as at 1 January 2004.

Assessment and Planning Phase

Alumina’s AIFRS project is focused on three key areas:

1 Equity accounting for its 40% ownership of Alcoa of Australia. Alcoa of Australia will transition to AIFRS at the same time as Alumina Limited.

2 Equity accounting for its 40% ownership of the remaining AWAC entities, excluding Alcoa of Australia. Financial information supplied to Alumina from AWAC is currently prepared using US Generally Accepted Accounting Principles (USGAAP), with adjustments provided for the GAAP differences to allow Alumina to produce Australian GAAP reports.

3 Consolidated accounting for Alumina and its controlled entities.

Alumina’s project is being managed by the Chief Financial Officer. The project to date has involved reviewing AIFRS for their impact on Alumina and monitoring Alcoa of Australia’s progress via Alumina’s Directorships on the Alcoa of Australia Board and interaction between the appropriate staff in Alcoa of Australia and Alumina Limited. In addition, Alumina is monitoring the IFRS project of the remaining AWAC entities through regular review of their progress and analysis papers prepared.

The progress of Alumina’s own project is necessarily reliant on AWAC’s project, as the majority of key impacts for Alumina will arise from its equity accounting of AWAC. Alcoa of Australia will transition to AIFRS concurrently with Alumina and will provide details of the changes from current Australian Accounting Standards to AIFRS as well as the key differences between AIFRS and US GAAP. Alcoa of Australia’s AIFRS project is well advanced, and the information obtained from the project is currently being used to identify and quantify other AWAC entities’ key GAAP differences.

Based on a review of AIFRS, a number of key differences in accounting policies are expected to arise from adopting the new standards. In some cases choices of accounting policies are available, including elective exemptions under Accounting Standard AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards. Some of these choices are still being analysed to determine the most appropriate accounting policy for the consolidated entity. The impact of the standards is in the process of being quantified but this process has not yet been completed.

To date we have identified the following key differences in accounting policies that are expected to arise from adopting AIFRS

Income Tax AASB 112

•      Under AASB 112 Income Taxes, deferred tax balances are determined using the “balance sheet method” replacing the “income statement method” currently used. The new method recognizes deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base. Under the income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting result and/or taxable income/ (loss).

•      Alumina and AWAC have commenced individual projects to quantify the likely impacts. This process has yet to be completed.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

1.	SUMMARY OF ACCOUNTING POLICIES (continued)

Intangible Assets – Goodwill AASB 3

•      Under AASB 3 Business Combinations, amortization of goodwill will be prohibited, and will be replaced by impairment testing which will be performed at least annually.

•      This will result in a change to the current accounting policy. Previously goodwill was amortized on a straight line basis over 20 years. Goodwill amortized in the year was $16.2 million.

Asset Impairment AASB 136

•      AIFRS requires asset impairment testing based on a different method for aggregation of assets than the current standard AASB 1010. This could potentially lead to different impairment test outcomes. Under AIFRS aggregation is based on “cash generating units” which is deemed to be the smallest identifiable group of assets that generates independent cash inflows. The current standard uses “class of non-current assets”, which aggregates non-current assets with a similar nature or function.

•      AIFRS also requires calculation of the present value of the future cash flows associated with the assets to determine recoverable amount.

•      The potential impact is increased volatility of earnings through the statement of financial performance if the impairment test is not met.

Employee Benefits AASB 119

•      Under current Australian Standards, Alumina does not account for any excess or shortfall of the Superannuation Fund assets over accrued membership benefits.

•      AWAC has defined benefit pension/superannuation plans.

•      AASB 119 as originally proposed, required any excess or shortfall of the Superannuation Fund over accrued membership benefits to be taken to the statement of financial performance. In December 2004, revisions to AASB 119 added two alternatives in accounting for defined benefit plans. These include the “corridor approach” which is similar to US GAAP, and an alternative which would result in actuarial gains and losses being taken directly to retained earnings with no adjustment to reported profit. Alumina is assessing these changes to determine which alternative is most appropriate for the company.

Rehabilitation and Closedown costs AASB 137

•      Under AASB 137 “Provisions, Contingent Liabilities and Contingent Assets”, full provision for rehabilitation and closedown costs are required to be disclosed for the cost of treating current disturbance. It is not anticipated that the new standard will have any material impact on the disclosures in Alumina’s financial statements, as it is consistent with Alumina’s current accounting policy.

•      AWAC has assessed and documented, in detail, its obligations and provisions.

•      No significant impact is anticipated from this standard.

Functional Currency AASB 121

•      Under AASB 121, “The Effects of Changes in Foreign Exchange Rates” an entity must determine its functional currency for measurement of all amounts within financial statements and also choose the currency in which it will present its financial statements.

•      The standard also states that functional currency should reflect the underlying transactions, events and conditions that are relevant to the entity.

•      Alumina, through its investment in AWAC and its financing activities, has significant exposure to exchange rate fluctuations. As such, management has undertaken a comprehensive review of the functional and presentation currency options available under AASB 121.

•      In the event that Alumina’s functional and presentation currency is changed, it will apply the translation procedures applicable to the new functional and presentation currency, prospectively from the date of the change.

•      The impact of these changes, should a change in functional currency and presentation currency be deemed appropriate, is yet to be quantified.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

1.	SUMMARY OF ACCOUNTING POLICIES (continued)

Financial Instruments AASB 132 AASB 139

•      Under AASB 132 Financial Instruments: Disclosure and Presentation, the current classification of financial instruments issued by the entity is not anticipated to change.

•      Alumina has a hedging relationship between its US dollar denominated investments in AWAC and its US dollar denominated debt. Alumina has adopted hedge accounting principles as governed by AASB 139. All relevant hedging documentation has been put in place.

•      AIFRS recognizes fair value hedge accounting when effectiveness tests are met. Ineffective portions will be recorded in the period incurred through the statement of financial performance.

•      AWAC commenced a detailed review under the standard, including an analysis of the structure of key contracts and the valuation of embedded derivatives. Initial tests indicate the presence of embedded derivatives, however the impacts have not been quantified.

•      There will be an initial impact on retained earnings and subsequently a potential increase in volatility of reported results if effectiveness tests are not met.

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to AIFRS as not all standards have been analyzed as yet, and decisions have not yet been made where choices of accounting policies are available. For these reasons it is not yet possible to quantify the impact of the transition to AIFRS on the consolidated entity’s financial position and reported results.

Implementation Phase

The implementation phase will involve both implementation of the required changes to accounting and business procedures and processes, and training of operational staff to be able to enact them.

Alumina set up a project team to commence detailed work with the Alcoa of Australia project team from August 2004, to understand and obtain the key variances between AIFRS to US GAAP, and to work with Alcoa USA to obtain adjustments from US GAAP to AIFRS for the remainder of AWAC. It is anticipated that the project will be completed by 29 June, 2005. Any changes to accounting policies will require Audit Committee approval.

On April 13, 2005 the U.S. Securities and Exchange Commission (“SEC” or “Commission”) announced that it adopted its final rule to amend Form 20-F to provide a one-time accommodation to eligible foreign private issuers in their first year of reporting under International Financial Reporting Standards (“IFRS”) to file two years rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS. This will apply to the Form 20-F of Alumina Limited for the year ending December 31, 2005.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

2.	REVENUES

	Notes		Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
Sales revenue from core operating activities:
Sale of goods from discontinued operations[1]	2	(a)	—	—	2,220.9

Other income:
Interest received/receivable – continuing operations	3	(b)	8.9	2.4	1.3
Profit on sale of investments in Speciality Chemical assets			46.8	—	—
Foreign exchange gains (net)			1.1	—	—
Guarantee fee received			—	2.4	—

Other income from continuing operations			56.8	4.8	1.3
Other income from discontinued operations			—	—	186.3
Profit on sale of non-current assets – discontinued operations			—	—	44.0

Total other income			56.8	4.8	231.6

SUBTOTAL NET REVENUES			56.8	4.8	2,452.5
Proceeds from sale of non-current assets			109.0	—	101.0
Less profit on disposal of non-current assets			(46.8)	—	(44.0)

OPERATING REVENUE			119.0	4.8	2,509.5

(a) Net sales revenue includes:
Currency hedging losses			—	—	(108.3)
Commodity hedging losses			—	—	(5.2)

			—	—	(113.5)

[1]	Amount included in revenue which was based on provisional pricing as described in accounting policy Note 1(u) was A$63.4 million.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

Australian GAAP requires specific disclosure of certain items included in the calculation of income. This note does not include all costs.

3.	DISCLOSURES ABOUT ITEMS INCLUDED IN OPERATING INCOME/(LOSS) BEFORE INCOME TAX

		Notes		Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
	Operating Income/(loss) before income tax includes the following specific expenses:
	Amortization and depreciation	3	(a)	16.3	17.8	489.9
	Borrowing costs	3	(b)	8.1	8.7	140.6
	Other charges against assets:
	- bad debts written off/provided for			—	—	0.3
	- write down of inventories to net realizable value			—	—	2.1
	Stock written off			—	—	31.9
	Exploration expenditure written off:
	- grassroots			—	—	17.1
	- supporting existing operations			—	—	3.4
	- evaluation			—	—	13.8
	Government royalties on sales or production			—	—	47.2
	Provision for:
	- employee entitlements*			—	0.1	8.9
	- rehabilitation			—	—	14.2
	- diminution in value of investments			—	—	(0.8)
	- obsolescence of stores			—	—	5.4
	Research and development written off			—	—	0.3
	Foreign exchange loss			—	—	20.2
	Operating lease rentals			0.1	0.1	7.3
	Demerger costs			—	—	46.0

(a)	Amortization and depreciation
	Amortization:
	-government facilities			—	—	1.5
	-mine properties and mine development			—	—	128.9
	-goodwill/intangibles			—	—	13.4
	-research and development			—	—	0.5
	Depreciation:
	-plant and equipment			0.1	0.1	304.3
	-land and buildings			—	—	23.6

				0.1	0.1	472.2
	-equity goodwill			16.2	17.7	17.7

	Total amortization and depreciation charged to profit			16.3	17.8	489.9

(b)	Borrowing costs
	Interest and finance charges paid/payable			8.1	8.7	143.7
	Deferred to qualifying assets			—	—	(3.1)

	Interest charged to income			8.1	8.7	140.6

	Interest received/receivable
	- continuing operations			(8.9)	(2.4)	(1.3)
	- discontinued operations			—	—	(96.9)

	Interest credited to income			(8.9)	(2.4)	(98.2)

	Net (credit)/charge to income			(0.8)	6.3	42.4

*	Due to rounding, employee entitlements for 2004 are shown as nil.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

4.	EXCEPTIONAL ITEMS

	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
Gains/(Charges)
Profit on sale of investments in Specialty Chemicals Assets	46.8	—	—
Share of equity loss on sale of Specialty Chemical Assets	(28.0)
Demerger cost – advisors fees and other costs	—	—	(46.0)
Profit on disposal of Central Norseman Gold Corporation Limited	—	—	25.1
Profit on disposal of the right to gold royalty received from the sale of St Ives and Agnew operations	—	—	15.4
Profit on disposal of the Long/Victor mines at Kambalda	—	—	12.0
Insurance proceeds (material damage and business interruption) received in relation to the fire at the Olympic Dam solvent extraction plant	—	—	62.3
Costs associated with lost production due to the fire at Olympic Dam solvent extraction plant	—	—	(92.5)
Proceeds received from early termination of interest rate swaps	—	—	75.9

Exceptional items before income tax	18.8	—	52.2

Income tax (expenses)/credits on:
Profit on sale of investments in Specialty Chemicals Business	(4.0)	—	—
Demerger cost – advisors fees and other costs	—	—	13.8
Profit on disposal of the Long/Victor mines at Kambalda	—	—	(2.6)
Insurance proceeds (material damage and business interruption) received in relation to the fire at the Olympic Dam solvent extraction plant	—	—	(18.7)
Costs associated with lost production due to the fire at Olympic Dam solvent extraction plant	—	—	27.8
Proceeds received from early termination of interest rate swaps	—	—	(22.8)

Income tax expense on above exceptional items:
-continuing operations	(4.0)	—	—
-discontinued operations	—	—	(2.5)

Gain on exceptional items after tax	14.8	—	49.7

The exceptional items for 2002 relate to discontinued operations.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

5.	INCOME TAX

		Notes		Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
(a)	Pre-tax operating (loss)/income
	Income/(loss) from continuing operations			40.3	(16.5)	(6.9)
	Loss from discontinued operations			—	—	(100.0)
	Gain on disposal of discontinued operations			—	—	40.5

	Pre-tax operating income/(loss)			40.3	(16.5)	(66.4)

	Prima facie tax (expense)/credit for the period at the rate of 30%			(12.1)	5.0	19.9
	The following tax effect on these items caused the total charge for income tax to vary from the above:
	Research and development			—	—	2.2
	Non-assessable capital gains			14.1	—	—
	Non-taxable capital gains			—	—	12.1
	Depreciation and amortization			—	—	0.7
	Non-deductible expenses			(2.4)	(3.0)	(2.3)
	Current year tax losses not available			—	—	(9.7)
	Future income tax benefits movements			—	—	(0.5)
	Variance between Australian and foreign tax rates			—	—	(0.5)
	Withholding tax			(1.1)	(1.4)	1.8
	Attributable income tax on Speciality Chemical asset sale			(4.0)	—	—
	Exempt income			—	—	0.9

	Income tax credit for the period			(5.5)	0.6	24.6
	Adjustment for over provision in prior years			—	4.1	—
	Tax losses from prior years brought to account			0.4	4.6	—

	Total income tax (expense)/credit			(5.1)	9.3	24.6

	Income tax credit comprises:
	Continuing Operations:
	- Normal			(5.1)	9.3	0.3
	Discontinued Operations:
	- Normal			—	—	26.8
	- Exceptional – gains and losses	4		—	—	(2.5)

		5	(c)	(5.1)	9.3	24.6

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

5.	INCOME TAX (continued)

(b)	Future income tax benefits

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

(iii)	the reversal of all other timing differences comprising the balance of the account is assured beyond any reasonable doubt.

Realization of future benefits attributable to tax losses and timing differences will only arise in the event that:

•	the company, or where applicable another Group company, derives future assessable income within the prescribed time limit of a nature and of an amount sufficient to enable the benefit from the deductions from the losses to be realized;

•	the Group companies continue to comply with the conditions for deductibility imposed by the law; and

•	no changes in tax legislation adversely affect the Group companies in realizing the benefit from the deductions for the losses.

		Notes		Year to 31 Dec 2004 A$	Year to 31 Dec 2003 A$	Year to 31 Dec 2002 A$
(c)	Income tax (expense)/credit is comprised of:
	Current:
	Australian			(4.4)	0.6	(3.8)
	United States Federal			—	—	2.6
	Other			(1.1)	—	(1.1)

				(5.5)	0.6	(2.3)

	Deferred income tax:
	Australian			—	—	(26.8)
	United States Federal			—	—	0.1

		5	(d)	—	—	(26.7)

	Future income tax benefit:
	Australian			—	—	56.1
	United States Federal			—	—	—

				—	—	56.1

	Tax (expense)/credit attributable to operating profit/(loss)			(5.5)	0.6	27.1
	Prior period adjustment			0.4	8.7	—
	Income tax credit on exceptional items	4		—	—	(2.5)

	Total income tax (expense)/credit	5	(a)	(5.1)	9.3	24.6

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

5.	INCOME TAX (continued)

	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
(d) The significant timing differences included in deferred income tax were:
Accelerated depreciation	—	—	(13.1)
Stores	—	—	3.6
Stock adjustment to market value	—	—	(6.5)
Amounts set aside to provision accounts	—	—	0.4
Tax losses	—	—	(12.6)
Prepayments	—	—	0.2
Financial instruments accruals	—	—	11.9
Foreign exchange	—	—	(14.5)
Other	—	—	3.9

	—	—	(26.7)

(e)	Operating tax losses carried forward expire as summarized below:

	Year of Expiry	A$m
Australia	Indefinitely	7.1
United States of America	2007	1.4
	2008	6.1
	2009	7.9
	2010	21.0
	2019	9.1
	2020	1.6
	2021	53.3
	2022	36.7
	2023	54.8
	2024	49.9

		241.8

Other countries	Indefinitely	0.2

Total operating income tax losses		249.1

Capital losses and timing differences relate mainly to losses which have not yet been realized or where they are realized and can be carried forward indefinitely.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

6.	EARNINGS PER SHARE

	Year to 31 Dec 2004	Year to 31 Dec 2003	Year to 31 Dec 2002
	Cents per share
Basic earnings per share calculated on Group equity accounted profit after income tax and minority interests(1)	27.7	20.9	15.7

Diluted earnings per share calculated on Group equity accounted profit after income tax and minority interests	27.7	20.9	15.5

Basic earnings per share calculated on net income in accordance with US GAAP (note 34)(2)
-continuing operations	28.6	20.9	22.0
-discontinued operations	—	—	8.8
-transitional adjustment on adoption of new policy for asset retirement obligations (FAS143)	—	1.0	—
-transitional adjustment on adoption of new policy for amortization Of mine development and post-production waste removal costs	—	—	(3.5)
-cumulative effect gain write off of negative goodwill	—	—	0.3

Basic earnings per share	28.6	21.9	27.6

Diluted earnings per share calculated on net income in accordance with US GAAP (note 34):
-continuing operations	28.5	20.8	21.7
-discontinued operations	—	—	8.8
-transitional adjustment on adoption of new policy for asset
retirement obligations (FAS143)	—	1.0	—
-transitional adjustment on adoption of new policy for amortization
of mine development and post-production waste removal costs	—	—	(3.5)
-cumulative effect gain write off of negative goodwill	—	—	0.3

Diluted earnings per share	28.5	21.8	27.3

	Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	Potential ordinary shares from the conversion of partly paid shares and options	Weighted average number of ordinary shares outstanding during the year including potential ordinary shares used in the calculation of diluted earnings per share
Year to 31 Dec, 2004	1,161,164,129	897,367	1,162,061,496
Year to 31 Dec, 2003	1,132,189,594	2,276,335	1,134,465,929
Year to 31 Dec, 2002	1,112,878,659	11,556,839	1,124,435,498

	Year to 31 Dec 2004	Year to 31 Dec 2003	Year to 31 Dec 2002
	Cents per share
Australian GAAP
(1) Earnings per share from continuing operations	27.7	20.9	18.8
Earnings per share from discontinued operations	—	—	(3.1)

	27.7	20.9	15.7

US GAAP
(2) Earnings per share from continuing operations	28.6	20.9	22.3
Earnings per share from discontinued operations	—	—	5.3

	28.6	20.9	27.6

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

6.	EARNINGS PER SHARE (continued)

(a)	Information concerning classification of securities

The partly paid shares carry the right to participate in dividends in proportion to the amount paid relative to the total issue price (for partly paid shares issued in 1987, relative to the nominal value), and to that extent they have been recognized as equivalents of ordinary shares in the determination of basic earnings per share. At balance date there were nil, (December 2003: nil; December 2002: nil) partly paid shares, callable at the option of the holders and which at balance date were considered dilutive for the purpose of the calculation of diluted earnings per share. At balance date there were 4,505,700 (December 2003: 8,872,657; December 2002: 10,966,720) options which were considered potentially dilutive and therefore, were used in the calculation of diluted earnings per share.

(b)	Comparative information

The basic earnings per share as presented and diluted earnings per share for the current and previous periods have been adjusted for the conversion of partly paid shares. The adjustment is in accordance with the Australian Accounting Standard AASB 1027 “Earnings Per Share”.

(c)	Conversion, call, subscription or issue after 31 December 2004

There have been no material conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before completion of these financial statements.

	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
(d) Reconciliation of earnings used in the calculation of earnings per share
Net Income	322.1	236.9	174.5
Nominal interest from the conversion of partly paid shares and options	—	—	2.2

Potential diluted earnings	322.1	236.9	176.7

US GAAP earnings before cumulative effect of accounting change (Note 34)	331.7	237.1	342.5
Transitional adjustment on adoption of new policy for asset retirement obligations (FAS143)	—	11.1	—
Prior years cumulative effect of change in accounting for start-up activities	—	—	(39.5)
Cumulative effect gain write off of negative goodwill	—	—	3.7

Net US GAAP earnings	331.7	248.2	306.7

7.	FINANCIAL REPORTING BY SEGMENT

(a)	Business segments

Years ended 31 December 2004 and 31 December 2003

As a result of the demerger, Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC. The company operates in the Alumina/aluminium business through its equity interests in AWAC.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

7.	FINANCIAL REPORTING BY SEGMENT (continued)

(a)	Business segments (continued)

	Year ended 31 December 2002
	A$m
	Copper/ uranium	Alumina/ aluminium	Nickel	Fertilizers	Consolidated
Consolidated Revenue
Segment revenues[1,5]	682.9	—	1,206.3[9]	401.9	2,291.1
Unallocated revenue[2]					107.4
Less insurance proceeds					(67.2)
Less proceeds from sale of non-current assets					(101.0)
Less other sundry revenue					(9.4)

Operating revenues					2,220.9

Result
Segment result	(19.6)[4]	(6.3)	198.9[4]	(50.1)	122.9
Share of net profit or loss/result of equity accounted investments	—	216.3	—	—	216.3
Unallocated profit[3]					45.4
Unallocated corporate expenses:
New business[7]					(32.0)
Regional exploration[6]					(26.1)
Corporate[8]					(109.1)
Finance and other costs					(25.1)
Net borrowing costs					(42.4)

Profit from ordinary activities before income tax but after outside equity interest					149.9
Income tax benefit					24.6

Net profit					174.5

Depreciation and amortization	212.8	17.7	195.9	56.5	482.9
Unallocated					7.0

Consolidated depreciation and amortization					489.9

Other non-cash expenses	13.1	—	37.6	9.3	60.0
Assets
Segment assets	—	26.4	—	—	26.4
Equity accounted investments	—	1,668.7	—	—	1,668.7

Consolidated total assets					1,695.1

Liabilities
Segment liabilities	—	541.6	—	—	541.6

Consolidated total liabilities					541.6

Acquisitions of non-current assets	189.3	—	174.7	43.0	407.0
Unallocated					9.7

Total acquisitions of non-current assets					416.7

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

7.	FINANCIAL REPORTING BY SEGMENT (continued)

Description of each business segment
Alumina/aluminium	Share of net profit or loss/result of equity accounted investment in Alcoa World Alumina and Chemicals (AWAC), and alumina business unit costs.

Copper/uranium	Exploration, development, mining and refining of copper, uranium, silver and gold in South Australia.

Nickel	Exploration, development, mining, smelting and refining of nickel in Western Australia.

Fertilizers	Production of fertilizer products in Phosphate Hill, Queensland and distribution of fertilizer products via Hi-Fert.

(b)	Geographical segments

	Year ended 31 December 2004
	A$m
	Australia	North America	Europe	Asia	Other	Total
Consolidated
Segment revenue by location of customer	—	—	—	—	—	—
Unallocated revenue						—

Consolidated revenue						—

Segment assets by location of assets	1,126.2	213.3	100.6	—	401.2	1,841.3

Consolidated total assets						1,841.3

Acquisitions of non-current assets	—	—	—	—	51.1	51.1

Total acquisitions of non-current assets						51.1

	Year ended 31 December 2003
	A$m
	Australia	North America	Europe	Asia	Other	Total
Consolidated
Segment revenue by location of customer	—	—	—	—	—	—
Unallocated revenue						—

Consolidated revenue						—

Segment assets by location of assets	821.7	365.2	162.6	—	449.6	1,799.1

Consolidated total assets						1,799.1

Acquisitions of non-current assets	0.3	—	—	—	—	0.3

Total acquisitions of non-current assets						0.3

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

7.	FINANCIAL REPORTING BY SEGMENT (continued)

(b)	Geographical segments (continued)

	Year ended 31 December 2002
	A$m
	Australia	North America	Europe	Asia	Other	Total
Consolidated
Segment revenue by location of customer	482.3	239.6	664.0	301.7	—	1,687.6
Unallocated revenue						533.3

Consolidated revenue						2,220.9

Segment assets by location of assets	595.2	440.5	186.4	—	473.0	1,695.1

Consolidated total assets						1,695.1

Acquisitions of non-current assets	407.3	0.1	—	—	—	407.4
Unallocated						9.3

Total acquisitions of non-current assets						416.7

[1]	Segment revenues include intermediate product sales.

[2]	Unallocated revenue includes $33.5m from sale of CNGC and $45.0m from sale of the right to a gold royalty (refer to note 4).

[3]	Unallocated profit includes $25.1m from sale of CNGC and $15.4m from sale of the right to a gold royalty (refer to note 4).

[4]	Segment result for Copper/uranium and Nickel differs from note 33 due to unallocated interest.

[5]	Segment revenues for each business unit includes currency and commodity hedging allocated as follows:

A$m 2002
Copper/uranium	(41.6)
Nickel	(58.3)
Fertilizer	(12.3)

(112.2)

[6]	Unallocated regional exploration expenditure

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

[7]	New Business included identification, evaluation and implementation of new opportunities.

[8]	Corporate includes unallocated corporate overheads.

[9]	Includes US$ 137.0 million (A$267.1 million) from a significant customer in 2002.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

8.	DIVIDENDS DECLARED AND PAID

	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
Interim dividend No. 50 of 10 cents fully franked at 30% per fully paid share declared 29 July 2004 and paid 6 September 2004 (2003: 10 cents fully franked at 30% per fully paid share declared 24 July 2003 and paid 10 September 2003)	116.1	112.9	55.6

Final dividend No. 49 of 10 cents fully franked at 30% per fully paid share, paid on 30 March 2004 (2003: 13 cents fully franked at 30% per fully paid on 8 April 2003)	116.1	146.7	144.1
Special unfranked dividend of 73 cents distributed to effect the demerger	—	—	823.0

	232.2	259.6	1,022.7

(a) Dividends not recognized at year end

In addition to the above dividends, since year end the Directors recommended the payment of a final dividend No. 51 of 10 cents franked to 7.5 cents at 30% per fully paid share, declared 2 February 2005 and paid on 31 March 2005. The aggregate amount of the dividend paid out of retained profits at 31 December 2004, but not recognized as a liability at year end (refer note 1(q)) is $116.3 million.

(b) Franking account

Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in these financial statements:

Class ‘C’ (30%) franking credits available for subsequent financial years, based on a tax rate of 30% (2003: 30%)	1.9	38.3	37.1

The fully franked dividends received from Alcoa of Australia Limited (“AofA”) in the financial year were	148.0	266.9	261.8

The shortfall between the balance of the franking account credits and the franking credits required for final dividend 51 is obtained from the fully franked dividend from “AofA” paid in 2005.

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a)    franking credits that will arise from the payment of the current tax liability;

(b)    franking debits that will arise from the payment of dividends recognized as a liability at the reporting date;

(c)    franking credits that will arise from the receipt of dividends recognized as receivables at the reporting date; and

(d)    franking credits that may be prevented from being distributed in subsequent financial years.

9.	CURRENT ASSETS – CASH ASSETS

		As at 31 December
	Notes	2004 A$m	2003 A$m
Cash at bank and on hand		17.7	41.7
Money market deposits (maturity of three months or less)		100.2	123.6

		117.9	165.3

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

10.	CURRENT ASSETS – RECEIVABLES

		As at 31 December
	Notes	2004 A$m	2003 A$m
Interest Receivable		0.5	0.3
Australian Taxation Office – tax refund*		—	3.6
Other debtors		0.3	0.1

		0.8	4.0

*  Receivable from Australian Taxation Office relates to overpayment of taxes in prior periods. The refund is due to a retrospective change in legislation occurring with the passing of Australian taxation laws amendment bill No 5 (2003) in December 2003.

11. CURRENT ASSETS – OTHER

Employee share plan shares		0.6	—
Other		—	0.3

		0.6	0.3

1 2.	INVESTMENTS IN ASSOCIATES

			Year to 31 Dec 2004	Year to 31 Dec 2003	Year to 31 Dec 2002
	Notes		A$m	A$m	A$m
(a) Securities not quoted on a prescribed stock exchange
(i) Securities in entities forming Alcoa World Alumina and Chemicals (AWAC) with Alcoa Inc.
Securities at cost:
- balance brought forward			1,217.3	1,220.9	1,192.5
- increase in Juruti bauxite reserves in Brazil*			51.1	—	—
- increase in investment in Halco and MRN			—	—	72.9
- foreign currency revaluation			(18.7)	(112.0)	(44.5)
- decrease in investment following sale of Chemical assets			(62.2)	—	—
- increase in investment in Alcoa of Australia**			—	108.4	—

Equity accounted cost of AWAC			1,187.5	1,217.3	1,220.9
Equity in retained profits of AWAC	12	(c)	534.2	407.7	346.5
Equity in reserves of AWAC	12	(d)	—	—	101.3

Equity accounted carrying value of AWAC			1,721.7	1,625.0	1,668.7

*	Alumina acquired a 40% interest in the Juruti bauxite deposit in Brazl at a cost of US$40 million. The Juruti bauxite deposit is being considered for development to supply bauxite to the potential expansion of the Alumar refinery, and for potential supply to other AWAC and third-party operations. A final investment decision on this project is expected in late 2005.

**	On acquisition, Alumina deemed the carrying amounts of the identifiable assets and liabilities of AofA ($18.2 million for ¾% interest share, at the purchase date) to be appropriate. The excess of the fair value over the book value of the underlying assets (A$90.2 million) was assigned to the bauxite mineral rights and allocated pro rata between reserves and resources. The allocation to reserves will be depreciated over the life of the reserves (currently 7.4 years) and the amount allocated to resources will be transferred to reserves as conversion occurs and the reserves depreciated as they are consumed in production.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

12.	INVESTMENTS IN ASSOCIATES (continued)

	Notes	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
(b) Equity accounted share of profits and dividends
Equity share of profits before tax and goodwill		486.7	383.5	370.6
Equity goodwill amortization		(16.2)	(17.7)	(17.7)

		470.5	365.8	352.9
Equity share of tax		(155.6)	(121.7)	(136.6)

Equity accounted share of profit after tax		314.9	244.1	216.3
Loss on sale of Speciality Chemical assets held by AWAC subsidiaries (net of tax)		(28.0)	—	—

Dividends received/receivable by Alumina from continuing operations		(160.4)	(284.2)	(281.0)

Excess/(shortfall) of equity profits over dividends received/receivable		126.5	(40.1)	(64.7)

(c) Share of retained profits
Excess/(shortfall) of AWAC equity accounted profit over dividends received/receivable		126.5	(40.1)	(64.7)
Transfer from reserves		—	101.3	—
Balance brought forward		407.7	346.5	411.2

Total equity share in retained profits carried forward		534.2	407.7	346.5

* excludes amortization of equity carrying value realized in forming AWAC
(d) Equity accounted share of reserves of associated entities
AWAC
Opening balance		—	101.3	71.9
Transfer to retained profits		—	(101.3)	—
Movement during the year		—	—	29.4

Total equity share of reserves		—	—	101.3

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

12.	INVESTMENTS IN ASSOCIATES (continued)

(e)	Accounting policies

(i)	The audited consolidated financial statements of the entities forming AWAC are prepared in accordance with US Generally Accepted Accounting Principles (US GAAP). Except for Alcoa of Australia Ltd (“AofA”), the reported profit after tax of AWAC is based on these US GAAP financial statements. Financial statements in US dollars have been translated to Australian dollars using average exchange rates for the period for profit and loss items, and closing rates for balance sheet items. Adjustments are made for accounting policies not allowed under Australian Generally Accepted Accounting Principles (Aust GAAP). The principal adjustments are to the valuation of inventories from last-in-first-out basis to a basis equivalent to weighted average cost, to treat the cost of stock options issued under the Alcoa employee long term incentive plan as a charge against profit and to reverse any excesses or shortfalls of the superannuation fund assets over accrued membership benefits taken to the statement of financial performance.

(ii)	Included in the equity accounted carrying amount at which the equity investment in AWAC is recorded, are amounts for goodwill, including profits realized in forming AWAC, of A$136.5 million (Dec 2003: A$175.0 million, Dec 2002: A$192.7 million) which are being amortized over periods out to 2014. During the year A$22.4 million of goodwill was disposed of following the sale of the Speciality Chemical assets.

(f)	On an equity accounted basis, the investment is recorded at net cost, and a share of profit is recognized after deduction of equity goodwill amortization.

(g)	Additional information on associated entities

Name	Principal activities	Percentage equity
		2004	2003	2002
(i) Entities forming AWAC
Alcoa of Australia Ltd	Fully integrated aluminium production	40.00	40.00	39.25
Alcoa World Alumina LLC	Production of alumina & alumina based chemicals	40.00	40.00	40.00
Alcoa Chemie Nederland BV*	Production of alumina based chemicals	—	40.00	40.00
Alcoa Chemie GmbH*	Production of alumina based chemicals	—	40.00	40.00
Abalco S.A.	Production of bauxite and alumina	40.00	40.00	40.00
Alcoa Caribbean Alumina Holdings LLC	Holding company	40.00	40.00	40.00
Alumina Espanola S.A.	Production of alumina & alumina based chemicals	40.00	40.00	40.00
Omnia Minerios Ltda.	Hold bauxite exploration rights	40.00	—	—
Matapu Sociedade de Mineracao Ltda.	Hold bauxite exploration rights	40.00	—	—
Mineracao Sao Jorge Ltda.	Hold bauxite exploration rights	40.00	—	—

(ii) Other associates
Agnew Pastoral Company Pty. Ltd	Manage pastoral leases	40.00	40.00	40.00
Weebo Pastoral Company Pty. Ltd	Manage pastoral leases	40.00	40.00	40.00

*	Both Alcoa Chemie Nederland BV and Alcoa Chemie GmbH were sold in December 2003, but only brought to account in 2004.

AWAC has a governing strategic council of five members of which Alumina appoints two, including the deputy chairman.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

	2004 A$m	2003 A$m	2002 A$m
(h) Expenditure commitments and contingent liabilities
- other expenditure commitments contracted for, including long term commitments for gas and electricity	2,279.2	1,930.9	3,027.4

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

Alcoa of Australia Ltd (“AofA”) is party to a number of natural gas and electricity contracts that expire between 2005 and 2025. Under these take or pay contracts, AofA is obligated to pay for a minimum of natural gas or electricity even if these commodities are not required for operations.

Pursuant to the terms of the AWAC Formation Agreement, Alcoa and Alumina have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement) as well as for certain other pre-formation liabilities, such as existing environmental conditions, to the extent of their pre-formation ownership of the company or asset with which the liability is associated.

(i)	Alumina’s share of aggregate incorporated joint ventures:

Exchange rates used to convert summarized financial data in Australian dollars:

AUD:USD
Balance sheet items	0.7819
Income statement items	0.7366

	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
Current assets	616.9	499.4	600.2
Non-current assets	1,678.3	1,811.7	1,758.6
Current liabilities	(448.1)	(379.2)	(429.8)
Non-current liabilities	(407.1)	(478.3)	(449.0)
Minority interest	—	(3.6)	(4.0)

Net assets	1,440.0	1,450.0	1,476.0
Mineral rights and bauxite assets	145.2	—	—
Goodwill	136.5	175.0	192.7

Carrying value	1,721.7	1,625.0	1,668.7

Revenues	2,080.9	2,041.7	2,093.2
Expenses	(1,594.2)	(1,658.2)	(1,722.6)

Profit before income tax	486.7	383.5	370.6
Loss on sale of Specialty Chemicals Business	(28.0)	—	—
Income tax expense	(155.6)	(121.7)	(136.6)

Profit after income tax	*303.1	*261.8	*234.0

*	excludes amortization of goodwill

This summarized financial information is prepared on a basis consistent with that described in Note 12(f).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

13.	NON-CURRENT ASSETS - PROPERTY, PLANT AND EQUIPMENT

			As at 31 December
	Notes		2004 A$m	2003 A$m
Plant and equipment	13	(a)	0.3	0.4

(a) Plant and equipment
Cost			0.4	0.4
Provisions for depreciation and write-off			(0.1)	—

			0.3	0.4

(b) Reconciliations
Reconciliation of the carrying amount at the beginning and end of the current financial year is set out below

Plant and equipment A$m
Carrying amount at 1 January 2004	0.4
Additions	—
Depreciation/amortization expense	(0.1)

Carrying amount at 31 December 2004	0.3

14.	NON-CURRENT ASSETS - DEFERRED TAX ASSETS

Future income tax benefit	—	—

Future income tax benefit - US GAAP
Future income tax benefit before valuation allowance:
- Income tax losses	74.6	65.3
- Income tax timing differences	(25.4)	(29.8)
- Capital losses	321.3	321.2

	370.5	356.7

Valuation allowance:
(Australian GAAP, Income tax benefits not brought to account)
- Income tax losses	(74.6)	(65.3)
- Income tax timing differences	25.4	29.8
- Capital losses	(321.3)	(321.2)

	(370.5)	(356.7)

Future income tax benefit after valuation allowance:
(Australian GAAP, future income tax benefits)
- Income tax losses	—	—

- Income tax timing differences	—	—

15. CURRENT LIABILITIES – PAYABLES
Trade creditors	1.5	2.6
Other creditors	0.9	0.6

	2.4	3.2

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

16.	CURRENT LIABILITIES – INTEREST BEARING LIABILITIES

	Notes		As at 31 December
			2004 A$m	2003 A$m
Borrowings	16	(a)	397.9	467.0

			397.9	467.0

(a) Description
Bank loans at floating interest rates applicable in the United States of America (Weighted average rate of 1.7% (2003:1.4%) and are repayable in one year or less.			397.9	467.0

(b) Currencies
The above borrowings are due in the following currency:
US dollars			311.0	351.0

A$ equivalent of above currency			397.9	467.0

(c) Exchange rates
Exchange rates as at balance date used in translations:
A$1 = US$			0.7819	0.7516

(d) Analysis of repayments
Current liabilities:
In one year or less			397.9	467.0

(e) Current liabilities - borrowings and overdrafts

Category of aggregate short term borrowings	Balance at end of year A$m	Weighted average interest rate on balance date borrowing %	Maximum amount outstanding during period(i) A$m	Average amount outstanding during period(ii) A$m	Weighted average interest rate during period(iii) %
Year ended 31 December 2004
Other loans	397.9	2.0	467.4	421.9	1.7

	397.9

Year ended 31 December 2003
Other loans	467.0	1.4	542.3	517.0	1.5

	467.0

(i)	Based on bank statement balances.

(ii)	Based on average monthly balances.

(iii)	Based on weighted average monthly interest rates.

(iv)	There are no significant unused committed lines of credit for short-term financing.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

17.	CURRENT LIABILITIES – CURRENT TAX

		As at 31 December
	Notes	2004 A$m	2003 A$m
Current income tax		—	2.5

18. CURRENT LIABILITIES – PROVISIONS
Employee entitlements		0.1	0.1

19. NON-CURRENT LIABILITIES – PROVISIONS
Employee entitlements		0.2	0.2

(i)	The aggregate of provisions for employee entitlements as shown in Notes 18 and 19 are $0.3 million (2003: $0.3 million).

20.	CONTRIBUTED EQUITY

Share capital issued and fully paid
Balance brought forward	384.8	220.2
Shares issued	19.3	56.2
Shares issued to acquire QBE’s 0.75% share of Alcoa of Australia	—	108.4

Total issued capital	404.1	384.8

	Number of fully paid shares		Number of partly paid shares
	2004	2003	2004	2003
Movements in issued shares
Opening number of shares	1,159,557,148	1,128,112,347	—	—
Issued under Employee Share Scheme	3,553,900	13,071,920	—	—
Allotment for purchase of 0.75% of Alcoa of Australia	—	18,372,881	—	—

Closing number of shares	1,163,111,048	1,159,557,148	—	—

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

20.	CONTRIBUTED EQUITY (continued)

(a)	18,372,881 fully paid shares were allotted at $5.90 per share to facilitate Alumina Limited’s acquisition of QBE Limited’s 0.75% interest in Alcoa of Australia in December 2003-refer note 22(e).

(b)	Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(c)	The Dividend Reinvestment Plan remains suspended.

(d)	Stock based compensation plans

The establishment of the WMC Employee Share Scheme was approved by shareholders at the Annual General Meeting held on 12 December 1987. Under the Scheme a number of share plans have operated. Fully paid shares, partly paid shares and share options have been granted to employees since establishment of the Scheme. From commencement of the WMC Employee Share Scheme to 31 December 2002, 10,354,645 fully paid shares, 21,008,700 partly paid shares and 63,611,300 options for fully paid shares had been issued under the Share Scheme, of which 21,008,700 partly paid shares and 43,531,947 options had been converted to fully paid ordinary shares and released from the Scheme. The fully paid shares of 10,354,645 have been issued to employees and are not considered as part of the current stock compensation calculation. A total of 15,573,653 options have lapsed.

(i)	Employee option plan

All permanent employees (including executive directors) of Alumina Limited and its subsidiaries who were employed by the company or a subsidiary were eligible to participate in the WMC Employee Share Scheme and be offered options for fully paid shares. Existing options allotted to Alumina employees remain exercisable until such time as their exercise periods expire. There is no ongoing option plan available to Alumina Limited directors or employees. Under the scheme, no issues have been made during the current year.

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

20.	CONTRIBUTED EQUITY (continued)

(ii)	Stock Appreciation Plan

In various years since approval of the Employee Share Scheme in 1987, the company established Stock Appreciation Plans (SAPs) for the benefit of employees in countries outside Australia. The purpose of the SAPs was to provide such employees, who due to securities law constraints were not eligible to participate under the Options Plans, with benefits similar to those conferred by the Option Plans.

Under the terms of the Alumina Limited Stock Appreciation Plan (SAP), employees were invited to apply for the grant by Alumina Limited. The employees were not required to pay any amount for the grant, but each Alumina Limited SAP has a notional allotment exercise price, equal to the weighted average sale price of Alumina Limited shares on the ASX on the trading day that the invitation to apply for the Alumina Limited SAP was made to the employee. Subject to certain exceptions, the Alumina Limited SAP were not able to be redeemed until after a period of 12 months from the date of allotment and lapse on the fifth anniversary of the date of allotment. Upon redemption of an Alumina Limited SAP before its expiry by the holder, the holder is entitled to a payment equal to the difference between the closing price of Alumina Limited share on the ASX on the trading day immediately before redemption, and the notional allotment price (assuming the former is higher).

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

In 2003, the Company established an employee long term incentive plan which involves the on market purchase of the company’s shares which can vest to employees provided certain performance tests are achieved. The criteria are the Company’s share performance against a comparator group of 50 Australian-listed entities and a comparator group of 30 international entities listed on stock exchanges inside and Outside Australia. The maximum number of shares which could be awarded under the plan annually are purchased through a fully consolidated trust. The shares vest in December, provided the performance criteria are achieved. The compensation charge is recorded in the period when the shares vest with the employee as the liability is determined on that date. If all of the performance criteria are not achieved then the shares are treated as treasury shares in shareholder equity. There were no shares vested in 2004. In 2003, all performance criteria were achieved and 91,300 shares representing 0.008% of shares on issue were vested in the period.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

20.	CONTRIBUTED EQUITY (continued)

As at 31 December 2004, the market price per ordinary share was $5.94 and 4,505,700 options remained exercisable as follows:

Year of issue	Granted in 2004	Exercised in 2004	Exercisable/ Outstanding as at 31 December 2004	Exercise Price	Expiry Date
1999	—	1,495,600	—	$4.52	20 December 2004
2000	—	777,100	1,209,300	$4.04	18 December 2005
2001	—	1,281,200	3,296,400	$5.02	30 November 2006
Total	—	3,553,900	4,505,700

For the year ended 31 December 2004, there were the following SAP movements:

Year of issue	Granted in 2004	Converted in 2004	Exercisable/ Outstanding as at 31 December 2004	Allotment price	Expiry Date
1999	—	10,000	—	$4.52	20 December 2004
2000	—	42,900	15,400	$4.04	18 December 2005
2001	—	83,700	113,900	$5.02	30 November 2006
2002	—	250,000	400,000	$5.02	30 November 2006
Total	—	386,600	529,300

Summary of Alumina Common Stock Options and Stock Appreciation Plan

The following table is a summary of Alumina stock option transactions:

	Options in Thousands 2004	Weighted- Average Exercise Price 2004	Options in Thousands 2003	Weighted- Average Exercise Price 2003
Outstanding at January 1
Options	8,060	$4.69	21,549	$4.52
SAPs	917	$4.95	1,684	$4.70
Movements during the year:
Options
- Granted	—	—	—	—
- Exercised	(3,554)	$4.60	(13,072)	$4.41
- Canceled or forfeited	—	—	(417)	$4.43
SAPs
- Granted	—	—	—	—
- Exercised	(387)	$4.90	(767)	$4.40
- Canceled or forfeited	(1)	$4.52	—	—
Outstanding at December 31
Options	4,506	$4.76	8,060	$4.69
SAPs	529	$4.99	917	$4.95

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

20.	CONTRIBUTED EQUITY (continued)

The following table summarizes information about the Alumina stock options and SAPs outstanding at December 31, 2004:

	Options / SAPs Outstanding			Options / SAPs Exercisable
Range of Exercise Prices	Number Outstanding at Dec. 31, 2004 (thousands)	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at Dec. 31, 2004 (thousands)	Weighted- Average Exercise Price
$4.04	1,225	0.9	$4.04	1,225	$4.04
$5.02	3,410	1.9	$5.02	3,410	$5.02
$5.02	400	1.9	$5.02	400	$5.02

	5,035	1.7	$4.53	5,035	$4.53

21.	MINORITY INTERESTS

	Notes		Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
Outside equity interest in controlled entities comprises:
Share capital			—	—	—
Reserves			—	—	—
Retained profits	21	(a)	—	—	—

			—	—	—

(a) Retained profits reconciliation
Outside equity interests in operating (profit)/loss after income tax			—	—	(0.7)
Retained profits brought forward			—	—	5.7

Total available for appropriation			—	—	5.0
Transfer to profits attributable to members of Alumina Limited on disposal			—	—	(5.0)

Retained profits at the end of the financial year			—	—	—

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

22.	NOTES TO THE STATEMENTS OF CASH FLOWS

	Notes	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
(a) Reconciliation of operating profit after income tax to net cash provided by operating activities
Operating profit after income tax and earnings of associates		322.1	236.9	173.8
(Excess)/shortfall of equity accounted profits over dividends received (gross of goodwill amortization)		(142.8)	22.3	47.0
Depreciation and amortization	3	16.3	17.7	489.9
Profit on sale of Speciality Chemical assets		(46.8)	—	—
Research and development written off		—	—	0.3
Profit on disposal of non-current assets		—	—	(43.1)
Provision for diminution in investments and loans		—	—	(0.8)
Unrealized exchange (gains)		(1.1)	(4.8)	(4.1)
Write down in value of inventory	3	—	—	2.1

Sub total		147.7	272.1	665.1
Change in assets and liabilities adjusted for effects of purchase and disposal of controlled entities during the financial year:
(Increase)/decrease in:
-inventories		—	—	(84.4)
-receivables		0.3	(1.7)	(300.5)
-deferred tax assets		4.1	(4.1)	53.0
-other assets		(0.3)	0.6	401.6
(Decrease)/increase in:
-payables		(0.8)	0.7	(88.1)
-current tax liabilities		(2.5)	0.8	24.2
-deferred tax liabilities		—	(2.2)	(86.1)
-provisions		—	—	12.2
-other liabilities		—	2.3	5.6

Net cash provided by operating activities		148.5	268.5	602.6

(b)	Acquisition of controlled entities

On 30 December 2004, a 100% interest in a new subsidiary, Butia Participaçoes SA was acquired.

(c)	Disposal of controlled entities

During the year the Company did not dispose of any material controlled entities.

(d)	Financing facilities

Refer to Note 23.

(e)	Non cash financing and investing activities

There were no non-cash financing and investing activities in 2004. In 2003 consideration of 18,372,881 shares in Alumina Limited was issued to acquire 0.75% of Alcoa of Australia.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

23.	FINANCING FACILITIES

			As at 31 December
	Notes		2004 A$m	2003 A$m
The total facilities available at balance date were as follows:
Short term loan facilities	23	(b)	700.0	700.0

			700.0	700.0

Used at balance date:
Short term loan facilities	23	(b)	397.9	467.0

			397.9	467.0

Available at balance date:
Short term loan facilities	23	(b)	302.1	233.0

			302.1	233.0

(a)	The loan facilities are denominated in currencies as follows:-

Short term loan facilities
Denominated in Australian dollars	50.0	50.0
Denominated in United States dollars	650.0	650.0

(b)	The short term bank loan facilities are available for general corporate purposes. All facilities are 364 day facilities. The short term facilities will be refinanced during the course of 2005.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

24.	FINANCIAL INSTRUMENTS

A.	Interest rate risk

The group is exposed to interest rate risk on its outstanding interest bearing liabilities and investments.

(a) Interest rate risk exposure

The consolidated entity’s exposure to interest rate risk and the effective weighted interest rate for classes of financial assets and liabilities is set out below:

As at 31 December 2004

	Note		Fixed interest maturing in:
$ million		Floating interest	1 year or less	Over 1 to 5 years	More than 5 years	Non-interest bearing	Total
Financial Assets
Cash assets	9	117.9	—	—	—	—	117.9
Receivables	10	—	—	—	—	0.8	0.8

		117.9	—	—	—	0.8	118.7

Weighted average interest rate		5.3%

Financial Liabilities
Payables	15	—	—	—	—	2.4	2.4
Bank loans	16	397.9	—	—	—	—	397.9

		397.9	—	—	—	2.4	400.3

Weighted average interest rate		1.7%
Net financial (liabilities)		(280.0)	—	—	—	(1.6)	(281.6)

As at 31 December 2003

			Fixed interest maturing in:
$ million	Note	Floating interest	1 year or less	Over 1 to 5 years	More than 5 years	Non-interest bearing	Total
Financial Assets
Cash assets	9	165.3	—	—	—	—	165.3
Receivables	10	—	—	—	—	4.0	4.0

		165.3	—	—	—	4.0	169.3

Weighted average interest rate		5.4%

Financial Liabilities
Payables	15	—	—	—	—	3.2	3.2
Bank loans	16	467.0	—	—	—	—	467.0

		467.0	—	—	—	3.2	470.2

Weighted average interest rate		1.4%
Net financial (liabilities)		(301.7)	—	—	—	0.8	(300.9)

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

24.	FINANCIAL INSTRUMENTS (continued)

B.	Carrying amounts and estimated fair values of financial instruments

The carrying amounts and estimated fair values of the company’s financial instruments, referred to in Note 24A above were as follows:

	Notes	Consolidated
		Carrying amount	Fair value	Carrying amount	Fair Value
		A$m		A$m
		2004	2004	2003	2003
Recognized in the statement of financial position
Financial assets
Cash assets	9	117.9	117.9	165.3	165.3
Current receivables	10	0.8	0.8	4.0	4.0
Financial liabilities
Current payables	15	2.4	2.4	3.2	3.2
Short term interest bearing liabilities	16	397.9	397.9	467.0	467.0

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

25.	PARTICULARS RELATING TO ENTITIES CONSOLIDATED IN THE ECONOMIC ENTITY

Entities consolidated	Notes	Place of incorporation
NAME
Alumina Limited		VIC, Australia

All controlled entities are wholly owned, unless otherwise indicated

Controlled entities
Albion Downs Pty. Ltd.	C,F	WA, Australia
Alumina Holdings (USA) Inc.	A,D	Delaware, USA
Alumina International Holdings Pty. Ltd.	B,E	VIC, Australia
Alumina (U.S.A.) Inc.	A,D	Delaware, USA
Westminer (Investments) B.V.	A,D	Netherlands
Westminer Acquisition (U.K.) Limited	D	UK
Butia Participacoes SA	A,D,G	Brazil
Westminer International (U.K.) Limited	D	UK

These controlled entities:

A)	have not prepared audited accounts as they are non-operating or audited accounts are not required in their country of incorporation;

B)	has been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investment Commission (“ASIC”) Class Order 98/1418. This company, which is also referred to in the Directors’ Declaration is, with Alumina Limited, a member of a “Closed Group” as defined in the Class Order and are parties to a deed of cross guarantee which has been lodged with and approved by ASIC. Under the deed of cross guarantee, each of these companies guarantees the debts of the other companies party to the deed of cross guarantee. The consolidated assets and liabilities of these companies, and their consolidated net profits after tax for the year then ended (after eliminating inter-company investments and other inter-company transactions), are set out in the table below;

C)	this is a small proprietary company, and is not required to prepare a financial report;

D)	has been translated as a self-sustaining entity;

E)	this company, while a small proprietary company, is included on the deed of cross guarantee;

F)	this company is deemed to be a controlled entity because of an option held by Alumina Limited to purchase all of the shares in the Company;

G)	On 30 December 2004, Alumina Limited, through a controlled subsidiary, acquired 100% interest in Butia Participaçoes SA, a Brazilian entity for a nominal amount. The company had no net assets and made no contribution to the Group result.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

25.	PARTICULARS RELATING TO ENTITIES CONSOLIDATED IN THE ECONOMIC ENTITY (continued)

Deed of cross guarantee

Entities which are party to a Deed of Cross Guarantee, entered into in accordance with ASIC Class Order 98/1418 are indicated above in this note. A consolidated statement of financial position is set out below:

	Closed group
	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m
Consolidated statements of financial position of closed group
Current Assets
Cash assets	107.7	153.6
Receivables	51.3	18.1
Deferred tax asset	—	8.7

Total current assets	159.0	180.4

Non-Current Assets
Investments in associates/subsidiaries	1,101.7	1,101.7
Property, plant and equipment	0.3	0.4

Total non-current assets	1,102.0	1,102.1

Total assets	1,261.0	1,282.5

Current Liabilities
Payables	2.3	2.8
Interest-bearing liabilities	397.9	467.0
Current income tax liabilities	—	9.2
Provisions	0.1	0.1
Other	2.1	2.2

Total current liabilities	402.4	481.3

Non-Current Liabilities
Payables	119.3	22.2
Provisions	0.2	0.2

Total non-current liabilities	119.5	22.4

Total liabilities	521.9	503.7

Net assets	739.1	778.8

Equity
Contributed equity	404.1	384.8
Reserves	240.2	240.2
Retained profits	94.8	153.8

Total equity	739.1	778.8

Set out below is a consolidated statement of financial performance for the closed group:

Revenue from ordinary activities	204.2	451.9
General and administrative	(7.5)	(11.3)
Other expenses from ordinary activities	(10.1)	(449.0)
Borrowing costs	(10.6)	(9.0)
Profit/(loss) from ordinary activities before income tax	176.0	(17.4)
Income tax expense	(1.9)	4.1

Net profit/(loss)	174.1	(13.3)

Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity	—	—

Total changes in equity other than from those resulting from transactions with owners as owners	174.1	(13.3)

Set out below is a summary of movements in consolidated retained profits of the closed group:

Retained profits at the beginning of the financial year	153.8	426.7
Net profit/(loss)	174.1	(13.3)
Dividend provided for or paid	(233.1)	(259.6)

Retained profits at the end of the financial year	94.8	153.8

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

26.	CONTINGENT LIABILITIES

(a)	Unascertainable unsecured contingent liabilities/asset

Alumina Limited provided a guarantee in 1998 for foreign exchange transactions and in 2000 for gold derivative transactions undertaken by its wholly owned subsidiary at that time, WMC Finance Limited (“WMCF”). WMCF was sold to WMC Resources Ltd as part of the demerger and is no longer a subsidiary of Alumina Limited. On 4 December 2003, WMC Resources announced that it had closed–out its currency hedge book for the period 2005 to 2008, eliminating that portion of Alumina’s contingent liability. On 21 December 2004, WMC Resources novated the gold hedging positions to a third party. The guarantee provided by Alumina Limited is no longer applicable.

(b)	Contingencies and Litigation

There were no contingent liabilities of Alumina Group companies arising from guarantees related to obligations of group companies at December 31, 2004 (2003: nil).

27.	COMMITMENTS FOR EXPENDITURE

	As at 31 December
	2004 A$m	2003 A$m

Lease commitments contracted for operating leases other than mineral and exploration leases
The company leases office facilities. The office lease on expiry is expected to be renewed or replaced by another lease. The following is the rental expense and the future minimum rental commitments
Lease commitments payable at balance date
Within one year	0.1	0.1
Later than one year but not later than 5 years	0.2	—

	0.3	0.1

28.	SUPERANNUATION BENEFITS

Since 27 July 2001, all employer contributions and ongoing management of employees’ superannuation entitlements have been managed by the WMC Superannuation Plan, an independently managed sub-plan of the Plum Superannuation Fund. Since the demerger, Alumina employees have become members of a sub-plan of the WMC Superannuation Plan, created specifically for Alumina.

The plan is an accumulation category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basis salary to each member’s account. Members also have the option to make voluntary contributions to their account. Employer contributions to these funds are recognized as an operating cost.

Plan membership is compulsory for all Australian resident employees and Australian expatriates, and provides lump sum benefits on retirement, permanent disability, death, resignation and retrenchment.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

28.	SUPERANNUATION BENEFITS (continued)

WESTMINER SUPERANNUATION FUND

		Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
(a)	Change in benefit obligation
	Benefit obligation at end of prior year	—	—	222.4
	Benefit obligation restated at beginning of year	—	—	204.3
	Service cost	—	—	32.3
	Interest cost	—	—	11.8
	Actuarial (gains) losses	—	—	(19.4)
	Members transferring from other funds	—	—	8.3
	Benefits and expenses paid	—	—	(57.6)
	Plan participants contributions	—	—	4.3
	Transferred to WMC Resources Ltd on demerger	—	—	(184.0)

	Benefit obligation at end of period	—	—	—

(b)	Change in plan assets
	Fair value of plan assets at end of prior year	—	—	204.0
	Fair value of plan assets restated at beginning of year	—	—	197.5
	Actual return on plan assets	—	—	(16.0)
	Transfers in from other funds	—	—	8.3
	Employer contributions	—	—	22.4
	Plan participants’ contributions	—	—	4.3
	Benefits and expenses paid	—	—	(57.6)
	Transferred to WMC Resources Ltd on demerger	—	—	(158.9)

	Fair value of plan assets at end of period	—	—	—

(c)	Reconciliation of funded status
	Funded status	—	—	(25.1)
	Unrecognized net gain	—	—	(18.5)
	Transferred to WMC Resources Ltd on demerger	—	—	43.6

	Accrued pension cost	—	—	—

(d)	Components of net periodic benefit costs
	Service cost	—	—	32.3
	Interest cost	—	—	11.8
	Expected return on plan assets	—	—	(14.2)
	Amortization of prior service cost	—	—	0.1
	Amortization of gain	—	—	(1.3)
	Amortization of unrecognized net transition asset	—	—	(1.6)
	FAS 88 adjustment	—	—	(5.3)

	Net periodic benefit costs	—	—	21.8

(e)	Weighted average assumptions
	Discount rate (%)	—	—	6.0
	Expected long-term return on plan assets (%)	—	—	7.0
	Rate of compensation increase (%)	—	—	3.5

(f)	Alumina are sponsors of defined contribution pension plans. Expenses relating to those plans were	0.2	0.1	0.3

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

29.	RELATED PARTY TRANSACTIONS

Related parties of the group fall under the following categories:

Wholly-owned group

The wholly-owned group consists of Alumina Limited and its wholly owned controlled entities as disclosed in note 26. Transactions between Alumina Limited and other entities in the wholly-owned group during the years ended 31 December 2004 and 2003 consisted of:

•	loan advanced/repaid to/by Alumina Limited

•	interest paid/received on the above loans (refer notes 2 and 3)

•	the payment of dividends to Alumina Limited

•	payment of administrative/general expenses on behalf of Alumina Limited

The above transactions were made on normal commercial terms and conditions and at market rates.

Directors and Specified Executives

Disclosures relating to directors and specified executives are set out in Note 30.

Other Related Parties

There are no related party transactions.

Ownership Interests in Related Parties

Interests held in the following classes of related parties are set out in the following notes:

(a) controlled entities – Note 25; and

(b) associates – Note 12

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

30.	DIRECTOR AND EXECUTIVE DISCLOSURES

Directors

The following persons were directors of Alumina Limited during the financial year:

Chairman – non-executive

D M Morley

Executive directors

J Marlay, Chief Executive Officer

R D J Davies, Chief Financial Officer

Non-executive directors

P A F Hay

R J McNeilly

M R Rayner

Executives

In addition to executive directors, the following person was the executive with the greatest authority for the strategic direction and management of the consolidated entity (“specified executives”) during the financial year:

Name	Position	Employer
S C Foster	General Counsel and Company Secretary	Alumina Limited

There are no other persons employed by the Group, other than the two executive directors listed above, who meet the definition of an executive under AASB 1046.

Remuneration of directors and executives

Principles used to determine the nature and amount of remuneration

Alumina Limited makes a clear link between performance and remuneration. In doing so we are able to ensure that remuneration is aligned with shareholder interests. It also helps us to ensure that superior employee performance is recognized and rewarded.

The process aligns business objectives with specific and measurable individual objectives and targets. Performance by individual employees against these objectives is assessed half yearly and yearly. The Board Compensation Committee also obtains independently assessed remuneration information for comparative purposes. Salary reviews and short-term incentives (STIs) are determined by assessing performance against objectives and peer group Total Shareholder Returns (TSR) performance. Long-term incentives (LTIs) are assessed against the Company’s TSR compared with that of peer group companies.

Individual performance

This element of remuneration is based on the employee’s relative performance against the goals and individual objectives that have been set for them for the year under review.

Company performance

A percentage component of total cash remuneration is based on the performance of the company measured against peer group companies TSR.

Market position

The Directors believe that Alumina Limited’s remuneration levels need to be competitive with those of other comparable Australian organisations so that the company can attract and retain quality people. The Board Compensation Committee appoints an external compensation adviser to advise on appropriate salary and benefits, and reviews these on an annual basis.

The Board agreed not to increase executive and staff remuneration for 2004 based on the CEO’s review of an independent expert analysis of executive and employee remuneration.

Non-executive directors

Total remuneration for non-executive directors is determined by resolution of shareholders. The maximum aggregate remuneration approved for non-executive directors is currently $950,000.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

30.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

Alumina Limited’s non-executive directors receive a fee for being a director. No additional fees are paid to directors for participating on Board Committees. Non-executive directors’ fees are reviewed annually and are determined by the Board of Directors based on comparative advice received from independent advisers and taking into account the directors’ responsibilities and time spent on company business. Non-executive director fees are not performance linked.

It was determined not to grant fee increases during 2004. Net remuneration for non-executive directors in 2004 was $255,462.

Retirement benefits

Non-executive directors receive a superannuation guarantee contribution required by government regulation which is currently 9 per cent of their fees, and do not receive any other retirement benefits.

Executive pay

The executive pay and reward framework has two components:

•	fixed remuneration; and

•	variable incentive payments.

The combination of these comprises the executive’s total remuneration.

Base pay

•	fixed remuneration (FAR) – this is referred to as ‘fixed annual reward’ (FAR) and is the component of total remuneration specified in an employee’s contract of employment and subsequent periodic salary reviews. It is inclusive of superannuation contributions (both company contributions and salary sacrifice contributions).

•	variable (incentive) payments - contracts for executive and professional employees include a component of remuneration linked to short-term incentives (STIs) and long-term incentives (LTIs). Policies defining STIs and LTIs are established by the Board Compensation Committee and reviewed on an annual basis.

Short-term incentives

Short-term incentives offered by Alumina Limited link achievement to reward by encouraging executives and staff to meet or exceed measurable tasks and objectives in their work. These tasks and objectives ultimately support Alumina Limited’s objectives and therefore shareholder interests. Performance is measured against a scorecard of key tasks and responsibilities and agreed objectives and targets. Individual performance against the measures is assessed. Objectives are reviewed and revised if necessary, and new objectives are established annually. The STI also has a component linked to company TSR as measured against peer group TSR. The reward attributed to the TSR performance fluctuates according to the relative performance of the Company and an entitlement is triggered if the Company TSR result registers in the second quartile of the peer group.

Short-term incentives are calculated as a percentage of an employee’s fixed remuneration. The Compensation Committee determines the maximum percentage that is potentially available to executives and approves, after reviewing assessments, whether short-term incentives should be paid. STI percentages payable in 2004 were up to 45% of FAR for executives, of which 20% related to performance against individual objectives and 25% measured against company TSR performance.

During 2004, STIs paid to executives averaged 16% of FAR. No payment was attributed to short-term relative TSR performance with Company relative performance registering in the lowest quartile against peer group performance.

Long-term incentives

Alumina Limited employees have the opportunity to participate in the Alumina Employee Share Plan (ESP). The ESP is designed to link employee rewards with the strategic long-term goals and performance of Alumina Limited, consistent with the generation of shareholder returns.

The ESP involves the on market purchase of the company’s shares which can vest to employees provided certain performance tests are achieved. The initial grant of three tranches of shares approved by the Board in 2003 covered a three year period with the tranche vesting dates at Years 1, 2 and 3. Eligibility for vesting of these shares is tested each year commencing on 3 December 2003 for Year 1. Shares for Year 1 were acquired in early 2003. The LTI award for executives was set at 30 per cent for the initial 3 year grant and 55 per cent for subsequent grants. Beyond the initial grant, future grants will have a three year performance period with performance tests at the end of this period. The criteria are the company’s Total Shareholder Return (TSR) performance against a comparator group of 50 Australian-listed entities and a comparator group of 30 international entities listed on stock exchanges inside and outside Australia. If all of the performance criteria are not achieved then the shares which do not vest are treated as treasury shares in shareholder equity.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

30.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

Overview of performance condition

The performance test to be used to determine the number of shares that vest compares Alumina Limited’s total shareholder return (TSR) performance (calculated by an independent consultant engaged by the board for these purposes), with the TSR performance of each of the entities in a comparator group of entities.

Comparator groups

Two tests are applied and each accounts for 50% of the possible grant of shares under the ESP.

Test 1 relates to performance of Alumina Limited against a comparator group of 50 Australian-listed entities (i.e. 50 entities/securities excluding Alumina Limited and Property Trusts) (Test 1 - ASX Comparator Group).

Test 2 relates to performance against a comparator group of 30 international entities listed on stock exchanges outside Australia (i.e. 30 entities excluding Alumina Limited) (Test 2 - International Comparator Group).

The methodology behind tests 1 and 2 is identical, apart from the difference in the comparator groups. The performance tests are defined as follows:

The TSR for each entity in the comparator group and for Alumina Limited is calculated according to a standard methodology decided upon and applied by an independent consultant engaged by the board for these purposes over the defined time period(s). The entities (or securities, as appropriate) in the comparator group are then ranked by TSR performance.

Details of remuneration

Details of the remuneration of each director of Alumina Limited and specified executive of the consolidated entity, including their personally-related entities, are set out in the following tables.

Directors of Alumina Limited

2004	Primary			Post-employment		Equity
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super- annuation $	Retirement benefits $	SAP/ Share Rights $	Total $
D M Morley	191,250	—	21,250	19,125	—	(254,113)	(22,488	)*
P A F Hay	—	—	85,000	7,650	—	—	92,650
R J McNeilly	63,750	—	21,250	7,650	—	—	92,650
M R Rayner	76,500	—	8,500	7,650	—	—	92,650
J Marlay	688,707	126,000	—	11,293	—	115,297	941,297
R D J Davies	348,707	54,000	—	11,293	—	59,206	473,206

	1,368,914	180,000	136,000	64,661	—	(79,610)	1,669,965

Total remuneration of directors of Alumina Limited for the year ended 31 December 2003 is set out below. Information for individual directors is not shown as this is the first financial report prepared since the issue of AASB 1046 Director and Executive Disclosures by Disclosing Entities.

*	Mr Morley, a previous employee of WMC Limited, held 250,000 stock appreciation rights at an allocation price of $5.02 per right which were due to lapse in October 2004. Mr Morley redeemed his rights for a total redemption value of $133,150. The average redemption value was $0.51 per right. In 2003 the cost of the SAP rights for Mr Morley was accrued and reported based on the Alumina Limited closing share price at 31 December 2003 of $6.57. The difference between the accrued amount reported in 2003 and the actual redemption value was $254,113.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

30.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

2003	Primary			Post-employment		Equity
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super- annuation $	Retirement benefits $	SAP/ Share Rights $	Total $
Total	1,484,460	551,200	49,854	63,595	—	671,755	2,820,864

Specified executives of the consolidated entity

2004	Primary			Post-employment		Equity
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super- annuation $	Retirement benefits $	Share Rights $	Total $
S C Foster	248,707	36,400	—	11,293	—	42,928	339,328

	248,707	36,400	—	11,293	—	42,928	339,328

Total remuneration of specified executives for the year ended 31 December 2003 is set out below. Information for individual specified executives is not shown as this is the first financial report prepared since the issue of AASB 1046 Director and Executive Disclosures by Disclosing Entities.

2003	Primary			Post-employment		Equity
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super- annuation $	Retirement benefits $	Share Rights $	Total $
Total	238,480	135,200	4,277	10,760	—	69,646	458,363

Service agreements

Remuneration and other terms of employment for the Chief Executive Officer, Chief Financial Officer and the Group Counsel and Company Secretary are formalised in service agreements. Each of these agreements provide for the provision of performance-related cash bonuses, other benefits including car parking. Other major provisions of the agreements relating to remuneration are set out below.

J Marlay, Chief Executive Officer

•	Term of agreement – commenced 19 August 2002 to 19 August 2005.

•	Base salary, inclusive of superannuation, for the year ended 31 December 2004 of $700,000, to be reviewed annually by the remuneration committee.

•	If employment with the Company is terminated prior to 19 August 2005 for reasons other than for cause, a termination payment of the balance of the base salary component of the remaining contract term, or in accordance with the Alumina redundancy policy, whichever is greater, will be paid in full.

R D J Davies, Chief Financial Officer

•	Term of agreement – commenced 1 December 2002.

•	Base salary, inclusive of superannuation, for the year ending 31 December 2004 of $360,000, to be reviewed annually by the Remuneration Committee.

•	If employment is terminated, benefits will be available in accordance with Alumina Limited’s redundancy policy. Contract can be terminated by either party by providing 3 months notice.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

30.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

S C Foster, Group Counsel and Company Secretary

•	Term of agreement- commenced 6 November 2002.

•	Base salary, inclusive of superannuation, for the year ended 31 December 2004 of $260,000.

•	If employment is terminated, benefits will be available in accordance with Alumina Limited’s redundancy policy. Contract can be terminated by either party by providing 3 months notice.

Share-based compensation - options

Alumina Limited does not have any ongoing option plans available to non-executive directors, directors, executive and senior managers or staff. Some former WMC Limited employees who are continuing employment in or are otherwise engaged by Alumina Limited, including the Chairman Mr Morley, held options in Alumina Limited that were granted prior to the demerger of WMC Limited in December 2002. During the course of 2004, Mr Morley exercised all of his remaining options.

Stock appreciation plan

Prior to the demerger of WMC Limited, stock appreciation plans (SAPs) were established primarily for, but not restricted to, employees in countries outside Australia. The purpose of the SAPs was to provide such employees, who due to securities law constraints were not eligible to participate under the option plans, with benefits similar to those conferred by the option plans.

Employees were not required to pay any amount for the grant of the SAP Rights. Each has a notional allotment price, which is equal to the weighted average sale price of WMC Limited’s shares on the ASX on the trading day that the invitation to apply for the relevant SAP Right was made to the relevant employee (as adjusted as part of the demerger). Upon redemption of a SAP Right before its expiry by the holder, the holder is entitled to a payment equal to the difference between the closing price of WMC Limited (or, post-demerger Alumina Limited) shares on the ASX on the trading day immediately before redemption, and the allotment price (assuming the former amount is higher). Compensation cost is measured as the amount by which the quoted market value of the shares covered by the grant exceeds the allotment price.

Shareholdings

The numbers of shares in the company held during the financial year by each director of Alumina Limited and the specified executive of the consolidated entity, including their personally-related entities, are set out below.

Name	Balance at the start of the year	Received during the year on the exercise of shares	Other changes during the year	Balance at the end of the year

Directors of Alumina Limited Ordinary shares

D M Morley	314,028	100,000	3,304	417,332
P A F Hay	2,200	—	13,230	15,430
R J McNeilly	20,000	—	3,304	23,304
M R Rayner	20,000	—	6,467	26,467
J Marlay	84,500	—	—	84,500
R D J Davies	90,762	—	—	90,762

	531,490	100,000	26,305	657,795

Name	No held at 1 Jan 2004	No granted during the year as remuneration	No exercised during the year	No lapsed during the year	No held at 31 Dec 2004
D M Morley	270,000	—	270,000	—	—

Specified executives of the consolidated entity

Ordinary shares

S C Foster	26,500	—	—	26,500

	26,500	—	—	26,500

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

30.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

Options and performance share rights holdings

The number of options and share performance rights over ordinary shares in the company held during the financial year by each director of Alumina Limited and the specified executive of the consolidated entity, including their personally related entities, is set out below:

Name	Type of equity-based instrument	Number of share rights or options held at 1 January 2004 (1)	Number granted during the year as remuneration (2)	Number vested during the year	Number lapsed during the year (3)	Number held at 31 December 2004	Vested and exercisable at the end of the year
J Marlay	Share Option	—	—	—	—	—	—
	Performance rights (LTI)	166,500	70,800	—	23,350	213,950	—
R D J Davies	Share Option	50,000	—	—	—	50,000	50,000
	Performance rights (LTI)	85,500	36,500	—	12,000	110,000	—
S C Foster	Share Option	—	—	—	—	—	—
	Performance rights (LTI)	62,000	26,300	—	8,700	79,600	—

(1)	The number of share performance rights granted for 2004 (tested in December 2004), 2005 (tested in December 2005) and 2006 (tested in December 2006) but not yet vested. Share performance rights are only issued once vesting criteria are met.

(2)	Share performance rights granted in 2004 for the 3 year performance test period concluding in December 2007.

(3)	2004 Share performance right conditions were not met and under the Employee Share Plan rules 50% of the entitlement lapsed with the remaining 50% to be re-tested in June 2005.

Loans to directors and executives

No loans were made to directors or specified executives of Alumina Limited, including their personally-related entities in 2004 and 2003.

Other transactions with directors and specified executives

Directors of Alumina Limited

A director Mr P A F Hay, is the Chief Executive Officer of Freehills. Freehills has provided legal services to Alumina Limited and a number of Alumina Limited controlled entities for several years on normal commercial terms and conditions. The total of those services for 2004 amounts to $3,279 (2003: $106,149).

Mr J Meck and Ms A E Seneshen are shareholders in a US based law firm Welborn Sullivan Meck & Tooley, P.C and are directors of a number of Alumina Limited’s controlled entities. Welborn Sullivan Meck & Tooley, P.C has provided legal services for several years on normal commercial terms and conditions. The total of those services for 2004 amounts to $8,674 (2003: $14,031).

Aggregate amounts of each of the above types of other transactions with directors of Alumina Limited:

	2004 $	2003 $
Amounts recognized as expense
Legal fees	11,953	120,180

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

31.	EMPLOYEE BENEFITS

		As at 31 December
	Notes	2004 A$m	2003 A$m
Employee Benefits and related on-costs liabilities
Current - provision for annual leave	18	0.1	0.1
Non current - provision for long service leave	20	0.2	0.2

Aggregate employee benefit and related on-costs liabilities		0.3	0.3

Employee Numbers
Number of employees at end of financial year		8	8

Employee Share Scheme

A scheme under which employees may be invited to participate in issue of shares. The Board’s intention is to make offers to every employee, but this is subject to annual determination by the Board in respect of each individual for each grant. The CEO of the Company may recommend variation in participation.

A person is only eligible to apply for participation in the Plan and to acquire shares under the Plan if they are an employee, and have satisfied the criteria that the Board decides for participation in the Plan.

The timing of the offer will broadly be from 1 January each year, subject to minor variations for administration and convenience. Generally, each offer has a three year performance period, with performance tested at the end of this period. 50% of the shares not vested at the three year performance test can be re-tested six months after the end of the three year performance period. The performance testing is carried out by an independent party and is based on the Relative TSR of Alumina Limited, compared to two specific comparator groups.

An invitation is not transferable and, unless the Board determines otherwise, an employee may only apply for shares in his or her name and not in the name of, or on behalf of, another person or entity.

On termination of employment of any individual, there will need to be a finalization of their participation in the Plan. Vested shares should be released with unvested shares, generally lapsing.

	As at 31 December
	2004 Number	2003 Number
Shares issued under the Plan to participating employees on 11 February 2003	—	91,300

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

32.	REMUNERATION OF AUDITORS

	A$ thousands
	Year to 31 Dec 2004	Year to 31 Dec 2003
(a) Remuneration for audit or review of the parent entity or any entity in the consolidated entity:
Auditors of parent entity – PricewaterhouseCoopers
Audit Fees for annual audit	252	269
Additional 2002 costs incurred in 2003	—	147
Additional 2003 costs incurred in 2004	2	—

	254	416

(b) Remuneration for other assurance services:
Annual report on US Form 20-F	112	93
Additional 2002 costs incurred in 2003	—	100
Advice on accounting standards	30	—
Other	5	—

	147	193

(c) Remuneration for taxation services:
Australian tax services	—	—
Overseas tax services	174	205

	174	205

Total	575	814

It is the consolidated entity’s policy only to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the consolidated entity are important or where PricewaterhouseCoopers is awarded assignments on a competitive basis.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

33.	DISCONTINUED OPERATIONS

(a)	Gold business unit

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

33.	DISCONTINUED OPERATIONS (continued)

(b)	Minerals business (continued)

Financial information relating to the discontinuing operations for the period to the date of disposal is set out below.

	Year ended 31 December 2002 A$m
	Copper/ uranium	Nickel	Fertilizer	Finance	Exploration	Other	Total
Financial performance information for the 11 months ended 30 November 2002
Revenues	682.9	1,206.3	401.9	90.0	0.3	126.8	2,508.2
Expenses	(699.4)	(1,007.2)	(452.0)	(72.8)	(26.4)	(309.9)	(2,567.7)

Profit/(loss) from ordinary activities before income tax	(16.5)	199.1	(50.1)	17.2	(26.1)	(183.1)	(59.5)
Income tax benefit/(expense)	7.9	(58.3)	16.4	8.0	3.7	46.6	24.3

Net profit/(loss)	(8.6)	140.8	(33.7)	25.2	(22.4)	(136.5)	(35.2)

Carrying amount of assets and liabilities as at 30 November 2002
Total assets	2,819.1	1,744.0	1,127.8	1,727.1	236.2	351.2	8,005.4
Total liabilities	454.3	365.5	80.8	3,420.9	5.2	(328.8)	3,997.9
Cash flow information for the 11 months ended 30 November 2002
Net cash flow attributable to:
Operating activities							330.0
Investing activities							(405.1)
Financing activities							(87.4)

Total							(162.5)

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

34.	RECONCILIATION TO US GAAP

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

The applicable Australian accounting standard relates only to disclosure. The accepted practice is to account for Company contributions on a cash rather than an accruals basis. The Company does not account for excesses or shortfalls of the Superannuation Fund assets over accrued membership benefits. As this is contrary to US GAAP, the Group has adopted the recognition provisions of FAS 87 “Employers Accounting for Pensions”, for US GAAP reconciliation purposes. Note 28 should be referred to for an explanation of the effect on the financial statements, including disclosures in accordance with FAS 132 “Employers Disclosures about Pensions and Other Post retirement Benefits”. WMC Limited did not sponsor post retirement defined-benefits other than pensions. There are no defined benefit superannuation plans relating to Alumina Limited, as these funds were transferred to WMC Resources Ltd. This liability formed part of the net assets of WMC Resources Ltd spun off as part of the demerger. There is no shortfall in superannuation funds for Alumina Limited to recognize a liability for on an ongoing basis.

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

(e)	Option payment capitalized

An option payment for the right to participate in the Corridor Sands bankable feasibility study and earn an interest in any resultant development has been deferred and amortized over the period during which the study is undertaken. Under US GAAP the payment has been expensed when incurred.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

34.	RECONCILIATION TO US GAAP (continued)

(f)	The right to Royalties received from the sale of gold operations not recognized

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

(g)	Fair value accounting for derivatives

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

34.	RECONCILIATION TO US GAAP (continued)

(g)	Fair value accounting for derivatives (continued)

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

(h)	Accounting change – Depreciation and Amortization

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

After considering the inherent uncertainties and subjectivity relating to the long time frame over which these estimated costs would be incurred, management decided to revise its amortization methodology prospectively. Effective January 1, 2002 depreciation for mine development assets (including post-production waste removal costs) excludes consideration of future development costs. Refer to Note 34(j) for details of the new policy for amortization of mine development and Note 34(j) for amortization of post-production waste removal costs. The cumulative effect recorded on January 1, 2002 of changing to the new accounting policy was A$39.5 million (post-tax).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

34.	RECONCILIATION TO US GAAP (continued)

(i)	Amortization of mine development and deferred post-production waste removal costs

For US GAAP purposes, amortization of the deferred costs of mine development is calculated on a units-of-production basis over the proven and probable reserves which relate to the particular category of development, either “life of mine plan” or “fully developed area”. No future development costs are taken into account in calculating the amortization charge. The life of mine waste-to-metal stripping ratio used for this purpose in 2002 was 691 for Mt Keith, and 570 for Harmony. Stripping expenditure, which for Australian GAAP purposes is shown as an investing cash flow, is considered an operating cash flow for US GAAP.

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

(j)	Post–production waste removal costs

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

2002 A$m
Opening balance	161.5
Cumulative effect adjustment	(38.1)
Costs capitalized	98.3
Amortization charge	(73.3)
Disposed of at demerger	(148.4)

Closing balance	—

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

34.	RECONCILIATION TO US GAAP (continued)

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

C.	Other GAAP differences relating to the continuing Alumina Limited business

(k)	Associates

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

Effective 1 January 2002, Alumina adopted APB 18, “The Equity Method of Accounting for Investments in Common Stock” for existing goodwill assets. This resulted in a cumulative adjustment.

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

(l)	Compensation expense of employee share plans

Under US GAAP, the Share Plan disclosed under Note 20 which until April 1995 offered partly paid shares to Senior Officers is considered to be a compensatory plan. As such, compensation expense is required to be charged to income based on the difference between the issue price of the shares and the market price at the date of measurement. This calculation excludes the value of share options which under APB25 are non compensatory, except prospectively from I July 2000 if the status of the employees concerned or the terms of the award change.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

34.	RECONCILIATION TO US GAAP (continued)

(m)	Cash flow

Under US GAAP bank overdrafts are not considered to be part of the net cash equivalents and so changes in bank overdrafts (net) are included in cash flows from financing activities. Other differences in the US GAAP statement of cashflows relate to those items capitalized under A GAAP that would be expensed under US GAAP and would be included in the US GAAP cashflow from operating activities.

(n)	Income tax

Under Australian GAAP, deferred taxes are provided for using the liability method on a similar basis to FAS 109, therefore there has been no adjustment to the method by which income taxes have been calculated. Under US GAAP, the recognition and carry forward of future income tax benefits differs from Australian GAAP in the following areas:

•	Tax assets and liabilities relating to temporary (timing) differences are all classed as non-current under Australian GAAP. Under US GAAP the future income tax benefits and liabilities would be required to be allocated in the balance sheet between current and non-current items. This allocation would not have a significant effect. Refer also to Note 5.

•	Tax assets relating to tax losses are not brought to account under Australian GAAP unless their ultimate realization is virtually certain. Under US GAAP, tax assets relating to tax losses are all brought to account and a valuation allowance raised against the asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(o)	Stock Options

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

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Group had accounted for its employee stock options under the fair value method of SFAS 123. No options were granted in 2004 and 2003, the weighted average fair value of options granted during the year ended December 2002 was A$ 4.33 per option. The fair value for these options was estimated as at the date of the grants using a Black-Scholes Option Valuation model with the weighted average assumptions as set out below. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense on a straight line basis over the options’ vesting period.

	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
The Group’s pro forma information is as follows :
Net Income
As reported US GAAP	331.7	248.2	306.7
Pro forma	331.7	248.2	305.3
Basic earnings per share
As reported US GAAP	0.29	0.22	0.28
Pro forma	0.29	0.22	0.28
Earnings per share on a diluted basis
As reported US GAAP	0.28	0.22	0.27
Pro forma	0.28	0.22	0.27
Assumptions :
Risk free interest rates	5.45%	4.75%	4.66%
Dividend yield	3.37%	4.06%	4.00%
Volatility	29.78%	29.78%	29.78%
Expected life in years	1.69	2.37	3.16

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

34.	RECONCILIATION TO US GAAP (continued)

(p)	Goodwill

Included in the Australian GAAP equity accounted carrying amount at which the equity investment in AWAC is recorded, are amounts for goodwill of A$136.5 million (2003: A$175.0 million) which are being amortized over periods out to 2014. Effective 1 January 2002, Alumina adopted APB 18, “The Equity Method of Accounting for Investments in Common Stock” for existing goodwill assets. This standard eliminates the amortization of goodwill and intangible assets with indefinite useful lives and requires annual testing for impairment. This standard requires the assignment of assets acquired and liabilities assumed, including goodwill, to reporting units for purposes of goodwill impairment testing.

	Year to 31 Dec 2004	Year to 31 Dec 2003	Year to 31 Dec 2002
The Group’s pro forma information is as follows :
Net Income in accordance with US GAAP before cumulative effect of change in accounting principle	331.7	237.1	303.0
Cumulative effect of adopting new policy for asset retirement obligations FAS143	—	11.1	—
Cumulative effect gain write off of negative goodwill	—	—	3.7

Adjusted net income	331.7	248.2	306.7

Basic earnings per share:
Net income	0.29	0.21	0.28
Cumulative effect of adopting new policy for asset retirement obligations FAS143	—	0.01	—

Adjusted basic earnings per share	0.29	0.22	0.28

Dilutive Earnings per share:
Net income	0.28	0.21	0.27
Cumulative effect of adopting new policy for asset retirement obligations FAS143	—	0.01	—

Adjusted diluted earnings per share	0.28	0.22	0.27

(q)	Sale of Specialty Chemical Assets

Under Australian GAAP, A$21.8 million of goodwill in relation to these assets was previously amortized through the income statement. Under US GAAP, goodwill is not amortized. On disposal this resulted in a greater net asset figure being disposed of in relation to the Chemical assets resulting in a lower profit being recognized under US GAAP.

Under Australian GAAP, A$4.3 million was transferred to retained earnings from the foreign currency translation reserve. Under US GAAP, this treatment is not allowed and the cumulative translation reserve is required to be recycled through the income statement. On disposal this resulted in a greater net asset figure resulting in a lower profit being recognized under US GAAP.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

34.	RECONCILIATION TO US GAAP (continued)

INCOME AND COMPREHENSIVE INCOME STATEMENT – US GAAP RECONCILIATION

	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
Net income attributable to members of the holding company as reported under Australian GAAP	322.1	236.9	174.5

Adjustments required to conform with US GAAP:
A GAAP differences relating to businesses spun-off as part of WMC Resources Ltd
- Research and development costs expensed immediately under US GAAP but deferred and subsequently expensed under Australian GAAP (a)	—	—	0.1
- Pension funds (b)	—	—	0.5
- Exploration expenditure capitalized (c)	—	—	5.4
- Start up costs – amortization written back (d)	—	—	6.5
- Option payment capitalized – amortization written back (e)	—	—	11.4
- Royalty received from the sale of gold operations (f)	—	—	13.6
- Fair value of accounting for derivatives (g)	—	—	146.5
-Amortization of mine development and post-production waste removal cost (i),(j)	—	—	(4.2)

C Other reconciling items relating to the continuing Alumina Limited business
- Equity in US GAAP adjustments of associates (net of tax) (k)	19.5	(18.2)	17.0
- Compensation credit/(expense) of employee share plan (l)	—	—	(0.1)
- Amortization of goodwill written back (p)	16.2	17.7	17.7
- Impact of adopting new policy for asset retirement obligations FAS143	—	(11.1)	—
- Impact of adopting new policy for Associate’s employee stock options*	—	11.8	—
- Sale of Specialty Chemical Assets (q)	(26.1)	—	—
- Income tax effect of above adjustments (excluding tax of associates)	—	—	(46.4)

Total adjustments	9.6	0.2	168.0

Net income in accordance with US GAAP before cumulative effect of change in accounting principle	331.7	237.1	342.5
Cumulative effect on adoption of new policy for amortization of mine development and post-production waste removal costs (post-tax)-discontinued operations (h)	—	—	(39.5)
Cumulative effect gain write off of negative goodwill-continuing operations (k)	—	—	3.7
Cumulative effect of adopting new policy for asset retirement obligations FAS143**	—	11.1	—

Net income in accordance with US GAAP	331.7	248.2	306.7

This is represented by :
Net income from continuing operations	331.7	237.1	244.3
Net income from discontinued operations	—	—	98.2
Cumulative effect of change in accounting policies	—	11.1	(35.8)

*	Alumina has taken account of stock options in the equity accounting of its investment in AWAC. The accounting policy is described in Note 1(n)(iii) with USGAAP discussion in Note 34 (k).

**	Alumina has taken account of FAS143 in the equity accounting of its investment in AWAC. The accounting policy is described in Note 1(w).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

34.	RECONCILIATION TO US GAAP (continued)

INCOME AND COMPREHENSIVE INCOME STATEMENT – US GAAP RECONCILIATION (continued)

	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
Comprehensive Income
Net income in accordance with US GAAP as reported	331.7	248.2	306.7
Other comprehensive income as reported	—	—	35.4
FAS 133 adjustment for current year	—	—	190.7
FX Translation	2.2	13.7	—
Equity share of other comprehensive income of associates	(16.8)	36.7	69.0

Comprehensive income in accordance with US GAAP	317.1	298.6	601.8

Accumulated other comprehensive income reconciliation

2004	Opening Balance	2004 movement	Closing balance
Equity Accounting	(0.8)	(16.8)	(17.6)
FX translation	65.5	2.2	67.7

	64.7	(14.6)	50.1

2003	Opening Balance	2003 movement	Closing balance
Equity Accounting	(37.5)	36.7	(0.8)
FX translation	51.8	13.7	65.5

	14.3	50.4	64.7

2002	Opening Balance	2002 movement	Transfer to Retained earnings on demerger	Closing Balance
FAS 133	(828.3)	190.7	637.6	—
Equity Accounting	(106.5)	69.0	—	(37.5)
FX translation	79.1	6.0	(33.3)	51.8
Other	(35.4)	35.4	—	—

	(891.1)	301.1	604.3	14.3

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

34.	RECONCILIATION TO US GAAP (continued)

	As at 31 December
	2004 A$m	2003 A$m
SHAREHOLDERS’ EQUITY – US GAAP RECONCILIATION
Shareholders’ equity as reported	1,430.0	1,323.8
C Other reconciling items relating to the continuing Alumina Limited business
Adjustments required to conform with US GAAP:
- Equity in earnings and reserves of associates (net of tax) (k)	49.5	46.8
- Amortization of goodwill written back (p)	29.8	35.4

Alumina Limited shareholders’ equity according to US GAAP	1,509.3	1,406.0

ROLL FORWARD ANALYSIS OF SHAREHOLDERS EQUITY UNDER US GAAP:
Opening Alumina Limited shareholders’ equity according to US GAAP	1,406.0	1,202.4
Net income in accordance with US GAAP	331.7	248.2
Other comprehensive income	(14.6)	50.4
Dividends	(233.1)	(259.6)
Options exercised and then converted	19.3	56.2
Shares issued to acquire QBE’s 0.75% share of Alcoa of Australia	—	108.4

Closing Alumina Limited shareholders’ equity according to US GAAP	1,509.3	1,406.0

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

34.	RECONCILIATION TO US GAAP (continued)

	Year to 31 Dec 2004 A$m	Year to 31 Dec 2003 A$m	Year to 31 Dec 2002 A$m
STATEMENT OF CASH FLOWS - US GAAP RECONCILIATION(m)
Cash flows from operating activities as reported - AGAAP	148.5	268.5	602.6
Deferred stripping expenditure reclassified from investing	—	—	(92.7)

Net cash provided by operating activities - US GAAP	148.5	268.5	509.9

Cash flows from investing activities as reported - AGAAP	73.4	(0.3)	(478.0)
Reclassification of deferred stripping expenditure	—	—	92.7

Net cash provided/(used in) investing activities - US GAAP	73.4	(0.3)	(385.3)

Cash flows from financing activities as reported - AGAAP	(268.4)	(124.2)	(310.7)
Changes in bank overdrafts (net)	—	—	(0.2)

Net cash used in financing activities – US GAAP	(268.4)	(124.2)	(310.9)

Net (decrease)/increase in cash and cash equivalents	(46.5)	144.0	(186.3)
Cash and cash equivalents at the beginning of the year	165.3	23.2	214.4
Effects of exchange rate changes on opening foreign currency cash balances and on cash flows during the period	(0.9)	(1.9)	(4.9)

Cash and cash equivalents at the end of the financial year	117.9	165.3	23.2

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

35.	RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

The Financial Accounting Standards Board has issued certain Statements of Financial Accounting Standards which are not effective with respect to the fiscal years presented in the consolidated financial statements.

On December 15, 2004, the Financial Accounting Standards Board released its final revised standard entitled FASB Statement No. 123R, Share-Based Payment (FAS 123R). This standard requires that companies measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. The effective date is the first interim reporting period beginning after June 15, 2005. Alumina Limited will be required to recognize an expense for all share based remuneration, including performance rights, and amortize those expenses over the relevant vesting periods. Alumina Limited is currently assessing the impact of applying this standard.

On November 24, 2004, the Financial Accounting Standards Board issued Statement No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (FAS 151). The standard adopts the IASB view related to inventories that abnormal amounts of idle capacity and spoilage costs should be excluded from the cost of inventory and expensed when incurred. Additionally, the Board made the decision to clarify the meaning of the term ‘normal capacity’. The provisions of FAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. This standard has no impact on Alumina Limited.

In December 2004, the FASB issued FAS No. 153, Exchanges of Nonmonetary Assets- An amendment of APB No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

36.	EVENTS SUBSEQUENT TO BALANCE DATE

On 4 January 2005, Alumina Limited paid the second tranche, amounting to US$6.6 million, in relation to the 40% interest in the Juruti bauxite deposit acquisition.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to the Consolidated Financial Statements

37.	(Schedule II)

ALUMINA LIMITED

VALUATION AND QUALIFYING ACCOUNTS

(A$m)

Description	Balance at beginning of year	Additions charged to costs and Expenses		Transferred to WMC Resources on demerger	Deductions	Balance at end of year
	Year ended 31 December, 2004
Future income tax benefit valuation allowance	356.7	13.8	(a)	—	—	370.5
Provision for doubtful debts	—	—		—	—	—
Provision for obsolescence and loss	—	—		—	—	—
Provision for diminution in value of investment	—	—		—	—	—

	356.7	13.8		—	—	370.5

	Year ended 31 December, 2003
Future income tax benefit valuation allowance	340.7	16.0	(a)	—	—	356.7
Provision for doubtful debts	—	—		—	—	—
Provision for obsolescence and loss	—	—		—	—	—
Provision for diminution in value of investment	—	—		—	—	—

	340.7	16.0		—	—	356.7

	Year ended 31 December, 2002
Future income tax benefit valuation allowance	262.2	78.5	(a)	—	—	340.7
Provision for doubtful debts	7.4	—		(7.4)	—	—
Provision for obsolescence and loss	13.7	—		(13.7)	—	—
Provision for diminution in value of investment	4.5	—		(4.5)	—	—

	287.8	78.5		(25.6)	—	340.7

(a)	Charged/(Credited) to income tax expense.