Form 20-F/A
period 2004-12-31
ALUMINA LTD
filed 2005-12-19
CIK 857071

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

Amendment No. 1

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(1)	Not for trading but only in connection with the listing of the American Depositary Shares.

(2)	Evidenced by American Depositary Receipts, each American Depositary Share representing four fully paid Ordinary Shares.

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A is being filed to solely to amend Item 18 of the Form 20-F of Alumina Limited (the “Company”) for the fiscal year ended December 31, 2004, which was filed on June 29, 2005 (the “Prior Report”). Except as specifically indicated herein, no other information included in the Prior Report on Form 20-F is amended by this Form 20-F/A.

In the Prior Report under Item 18, reference was made to the financial statements of AWAC in Schedule A on pages F-75 to F-98. The AWAC financial statements were not included in the Prior Report.

This amendment is intended to provide those AWAC Statements.

Forward Looking Statements

This Form 20-F/A contains certain forward-looking statements, including statements regarding (i) certain plans, strategies and objectives of management; (ii) scheduled closure of certain operations or facilities; (iii) anticipated production or construction commencement dates; (iv) expected costs or production output; (v) the anticipated productive lives of projects and mines; and (vi) estimates of expected dividends to be received from AWAC. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Alumina, which may cause actual results to differ materially from those expressed in the statements contained in this Form 20-F/A.

For example, the amount of any future dividends received from the AWAC joint venture will be dependent in part on the future revenues from AWAC’s operations, described in this Form 20-F/A, which in turn are based in part on the market price of the products and metals produced, which may vary significantly from current levels. Such variations, if materially adverse, may impact the timing or feasibility of the development of a particular project or the expansion of certain facilities. Other factors that may affect actual construction or production commencement dates, costs or production output and anticipated lives of operations or facilities of AWAC include the ability of AWAC to profitably produce and transport its products or metals to applicable markets, the impact of foreign currency exchange rates on the market prices of the products or metals produced and activities of governmental authorities in certain countries where such facilities are being operated, including increases in taxes, changes in environmental and other regulations, and political uncertainty. Alumina can give no assurances that the actual production or commencement dates, cost or production output, revenue, or anticipated lives of the facilities discussed herein will not differ materially from the statements contained in this Form 20-F/A.

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

Exhibit 1 – Constitution of Alumina

Exhibit 4 – Material contracts 4.1 The Alcoa World Alumina and Chemicals (“AWAC”) Joint Venture Agreements (incorporated by reference to Exhibit 4 to Alumina Limited’s (formerly known as WMC Limited) Annual Report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Commission on April 4, 2002.). These Agreements comprise:

	4.1.1	Heads of Agreement, dated July 6, 1994 between Aluminum Company of America and Western Mining Corporation Holdings Limited.

	4.1.2	Charter of the Strategic Council, dated December 21, 1994 between Aluminum Company of America and Western Mining Corporation Holdings Limited.

	4.1.3	Formation Agreement, dated December 21, 1994 among Aluminum Company of America, Alcoa International Holdings Corporation, ASC Alumina Inc., Western Mining Corporation Holdings Limited, Westminer International Holdings Limited and WMC Alumina (USA) Inc.

	4.1.4	Amended and Restated Limited Liability Company Agreement of Alcoa Alumina & Chemicals, L.L.C., dated December 31, 1994 among Aluminum Company of America, ASC Alumina Inc., Westminer International Holdings Limited and WMC Alumina (USA) Inc.

	4.1.5	Loan Agreement, dated January 3, 1995 between Alcoa Alumina & Chemicals, L.L.C. and WMC Alumina (USA) Inc.

	4.1.6	Administrative and Services Agreement, dated January 1, 1995 between Alcoa Alumina & Chemicals, L.L.C. and Aluminum Company of America.

	4.1.7	AAC-ACOA Employee Services Agreement dated January 1, 1995 between Alcoa Alumina & Chemicals, L.L.C. and Aluminum Company of America.

	4.1.8	WMC-ACOA Employee Services Agreement dated January 1, 1995 between Aluminum Company of America and Western Mining Holdings Limited.

	4.1.9	Master Hedging Agreement dated December 31, 1994 among Aluminum Company of America, Alcoa of Australia Limited, Alcoa Alumina & Chemicals L.L.C., Suriname Aluminum Company L.L.C. and Alcoa Minerals of Jamaica.

	4.1.10	Assignment Agreement dated February 1, 1995 among Aluminum Company of America and Alcoa Alumina & Chemicals, L.L.C. regarding the Bauxite Contract with Compagnie des Bauxites de Guinée.

	4.1.11	Abalco Shareholders Agreement, dated March 29, 1995 among Alcoa Alumina & Chemicals, L.L.C., Alcoa Brazil Holdings Company and Westminer International (UK) Limited.

4.2	Demerger Deed between Alumina Limited and WMC Resources Limited dated March 5, 2003.

4.3	Transitional Services Agreement between Alumina Limited and WMC Resources Limited dated 18 December 2002.

4.4	Management Contracts

	12.3	CHIEF FINANCIAL OFFICER 302 CERTIFICATION

	12.4	CHIEF EXECUTIVE OFFICER 302 CERTIFICATION

	13.3	CHIEF EXECUTIVE OFFICER 906 CERTIFICATION

	13.4	CHIEF FINANCIAL OFFICER 906 CERTIFICATION

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

ALUMINA LIMITED

(Signed)
Name:	Ken Dean
Title:	Chief Financial Officer

Date: December 19, 2005

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

Alcoa World Alumina and Chemicals

Combined Balance Sheets

December 31, 2004 and 2003

(in millions)

	2004	2003
Assets
Current assets
Cash and cash equivalents (A and M)	$226.5	$98.3
Receivables from customers, less allowances of $ 0.1 in 2004 and 2003 (I)	457.4	325.9
Inventories (A and E)	365.5	323.1
Prepaid expenses and other current assets	121.2	111.9

Total current assets	1,170.6	859.2
Properties, plants and equipment (A and F)	2,509.8	2,322.5
Investments (A, B and O)	165.8	138.3
Other noncurrent assets and deferred charges (A and G)	526.1	466.1
Assets held for sale (C)	—	237.0

Total assets	$4,372.3	$4,023.1

Liabilities
Current liabilities
Short-term borrowings (A, H, I and M)	$106.2	$115.4
Accounts payable, trade (A, H and I)	443.1	352.2
Accrued compensation and retirement costs	106.6	112.6
Taxes, including taxes on income (L)	131.4	43.7
Deferred income taxes (L)	87.6	97.8
Other current liabilities	59.7	45.5

Total current liabilities	934.6	767.2
Long-term debt (A and M)	12.2	7.2
Accrued postretirement benefits (K)	64.4	63.4
Deferred alumina sales revenue (A)	174.1	187.4
Other noncurrent liabilities and deferred charges	144.4	159.8
Deferred income taxes (L)	222.6	256.1
Liabilities of operations held for sale (C)	—	40.7

Total liabilities	1,552.3	1,481.8
Minority interests	—	7.8
Contingencies and commitments (O)
Members’ equity (Q)
Enterprise capital	2.820.0	2,533.5

Total liabilities and members’ equity	$4,372.3	$4,023.1

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combined Statements of Income, Comprehensive Income and Members’ Equity

Years Ended December 31, 2004 and 2003

(in millions)

	2004	2003
Revenues (A)
Sales	$2,435.6	$2,424.8
Sales to related parties (I)	1,396.4	895.8

	3,832.0	3,320.6

Costs and expenses
Cost of goods sold	2,673.7	2,422.6
Selling, general administrative, and other expenses	64.9	71.0
Research and development expenses	14.7	14.7
Provision for depreciation, depletion and amortization (A)	185.7	170.7
Restructuring and other charges (C and R)	38.8	—
Interest expense	2.3	2.1
Other (income) expense (S)	(34.3)	14.8

	2,945.8	2,695.9

Earnings
Income from continuing operations before taxes on income	886.2	624.7
Provision for taxes on income (L)	297.5	194.2

Income from continuing operations before minority interest	588.7	430.5
Less: Minority interests’ share	.2	.4

Income before cumulative effect of accounting change	588.5	430.1
Cumulative effect of accounting change (A and D)	—	15.7

Net income	$588.5	$445.8

Other comprehensive income (loss):
Change in minimum pension liability, net of tax	$(24.2)	$11.7
Unrealized foreign translation adjustments	89.2	439.1
Unrecognized gains and losses on derivatives, net of tax
Net change from periodic revaluations	17.3	78.4
Net amount reclassified to income	(24.0)	(45.8)

Net recognized income (loss) on derivatives	(6.7)	32.6

Other comprehensive income	58.3	483.4

Comprehensive income	$646.8	$929.2

Members’ equity (Q)
Balance at the beginning of the year	$2,533.5	$2,085.8
Net income	588.5	445.8
Capital contribution (B and N)	22.3	—
Dividends paid and return of capital to members (I)	(321.3)	(481.5)
Combined investment in divested entities distributed to members (C and N)	(61.3)	—
Other comprehensive income (Q)	58.3	483.4

Balance at the end of the year	$2,820.0	$2,533.5

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combined Statements of Cash Flows

Years Ended December 31, 2004 and 2003

(in millions)

	2004	2003
Cash from operations
Net income	$588.5	$445.8
Adjustments to reconcile net income to cash from operations
Depreciation, depletion and amortization	185.7	170.7
Change in deferred income taxes	6.8	4.5
Equity income, net of dividends	(.9)	(2.0)
Noncash restructuring and other charges (B, C and R)	38.8	—
Noncash contributions (B and N)	11.0	—
Minority interests	.2	.4
Losses from investing activities	—	2.4
Cumulative effect of accounting change	—	(15.7)
Changes in assets and liabilities
(Increase) in receivables	(127.3)	(3.2)
(Increase) reduction in inventories	(36.2)	12.3
(Increase) in prepaid expenses and other current assets	(11.5)	(48.1)
Increase (reduction) in accounts payable and accrued expenses (A and H)	103.9	(.7)
Increase in taxes, including taxes on income	92.7	18.6
Net change in noncurrent assets and liabilities	(163.3)	(2.2)
Net change in net assets held for sale (C)	(27.6)	3.2

Cash provided from operations	660.8	586.0

Cash from financing activities
Net changes to short-term borrowing (A, H and I)	(21.2)	71.0
Capital contribution (B and N)	33.3	—
Dividends paid and return of capital to members (B, C and I)	(321.3)	(481.5)
Additions to long-term debt	221.0	482.3
Payments on long-term debt	(220.0)	(501.6)

Cash used for financing activities	(308.2)	(429.8)

Cash from investing activities
Capital expenditures	(332.2)	(170.2)
Net changes in short-term investments excluding cash equivalents	3.0	(2.9)
Additions to investments (B and O)	(22.9)	—
Sale of investment and capital assets held for sale (C)	120.4	—
Proceeds from long-term notes receivables	—	5.0

Cash used for investing activities	(231.7)	(168.1)

Effect of exchange rate changes on cash	7.3	13.8

Net change in cash and cash equivalents	128.2	1.9
Cash and cash equivalents
Beginning of year	98.3	96.4

End of year	$226.5	$98.3

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combining Statement of Income

Year Ended December 31, 2004

A.	Summary of Significant Accounting Policies

Basis of Presentation

The combined financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and require management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates upon subsequent resolution of some matters.

Principles of Combination

The combined financial statements of Alcoa World Alumina and Chemicals (“AWAC”) have been prepared pursuant to a Formation Agreement dated December 21, 1994 between Alcoa Inc. (“Alcoa”) and WMC Limited of Melbourne, Australia (“WMC”), as amended. Investments in other entities are accounted for principally on the equity basis.

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

Effective December 31, 2003, AWAC adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46R (“FIN46R”), Consolidation of Variable Interest Entities - an Interpretation of ARB 51. FIN46R addresses consolidation and disclosure by business enterprises of variable interest entities. This standard has no impact on AWAC’s financial statements.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments purchased with an original maturity of three months or less.

Inventory Valuation

Inventories are carried at the lower of cost or market, with cost for a substantial portion of U.S. inventories determined under the last-in, first-out (“LIFO”) method. The cost of other inventories is principally determined under the average cost method. See Note E for additional detail.

Properties, Plants and Equipment

Properties, plants and equipment are recorded at cost. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets, averaging 33 years for structures, and between 5 and 25 years for machinery and equipment. Gains or losses from the sale of assets are included in other income. Repairs and maintenance are charged to expense as incurred. Interest related to construction of qualifying assets is capitalized as part of construction costs. Depletion is taken over the periods the estimated mineral reserves are extracted. See Note F for additional detail.

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combining Statement of Income

Year Ended December 31, 2004

Goodwill and Other Intangibles

AWAC adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002. Under this standard, goodwill and intangibles with indefinite useful lives are no longer amortized. Intangible assets with finite useful lives are amortized generally on a straight-line basis over the periods benefited, with a weighted average useful life of 10 years. The carrying values of goodwill and other intangible assets with indefinite useful lives are tested at least annually for impairment. If the carrying value of goodwill or an intangible asset exceeds its fair values, an impairment loss is recognized. The evaluation of impairment involves comparing the current fair value of the business to the recorded value (including goodwill). AWAC uses a discounted cash flow model (“DCF model”) to determine the current fair value of the business. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volume and prices, costs to produce, and working capital changes. Management considers historical experience and all available information at the time the fair values of its businesses are estimated. However, actual fair values that could be realized in an actual transaction may differ from those used to evaluate impairment of goodwill. See Note G for additional information.

Accounts Payable Arrangements

AWAC participates in computerized payable settlement arrangements with certain vendors and third-party intermediaries. The arrangements provide that, at the vendor’s request, the third-party intermediary advances the amount of the scheduled payment to the vendor, less an appropriate discount, before the scheduled payment date. AWAC makes payment to the third-party intermediary on the date stipulated in accordance with the commercial terms negotiated with its vendors. The amounts outstanding under these arrangements that will be paid through the third-party intermediaries have been classified as short-term borrowings in the combined balance sheet at December 31, 2004 and as cash provided from financing activities in the 2004 statement of combined cash flows. See Note H for additional information.

Long-Term Debt

Long-term debt consists of mortgages that mature over time and amounts owed to the Government of Jamaica related to its 50% ownership in Jamalco.

Revenue Recognition

AWAC recognizes revenue when title, ownership, and risk of loss pass to the customer, in accordance with the provision of the U.S. Securities and Exchange Commissions’ Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition in Financial Statements.

Deferred Alumina Sales Revenue

AWAC periodically enters into long-term supply contracts with alumina and aluminum customers and receives advance payments for product to be delivered in future periods. These advance payments are recorded as deferred revenue and revenue is recognized as shipments are made and title, ownership, and risk of loss pass to the customer during the term of the contracts. A prepayment of $240.0 related to the agreement is being amortized over the life of the contract based on the tonnage shipped.

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combining Statement of Income

Year Ended December 31, 2004

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

Derivatives and Hedging

AWAC accounts for derivatives in accordance with SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities, as amended. The fair values of all outstanding derivative instruments are recorded on the balance sheet in other current and noncurrent assets and liabilities on the combined balance sheet.

Derivatives are held as part of a formally documented risk management program. AWAC’s hedging activities are subject to the management direction and control of the Alcoa Strategic Risk Management Committee (“SRMC”). SRMC is composed of the Alcoa chief executive officer, the Alcoa chief financial officer and other Alcoa officers and employees that the Alcoa chief executive officer selects. SRMC reports to the Alcoa Board of Directors on the scope of its derivative activities. All derivatives are straightforward and are held for purposes other than trading. They are used primarily to mitigate uncertainty and volatility, and cover underlying exposures. AWAC measures hedge effectiveness by formally assessing, at least quarterly, the historical and probable future high correlation of changes in the fair value or expected future cash flows of the hedged item. When applicable, the ineffective portions are recorded in other income or expense in the current period. If the hedging relationship ceases to be highly effective or it becomes probable that an expected transaction will no longer occur, gains or losses on the derivative are recorded in other income or expense.

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

Alcoa World Alumina and Chemicals

Combining Statement of Income

Year Ended December 31, 2004

Exploration Costs

Exploration costs, classified on the combined balance sheet as other noncurrent assets and deferred charges, are generally deferred and amortized over the period during which the resources are extracted on an units-of-production basis. Applicable exploration costs are charged to expense in the year any program is abandoned. See Note G for additional details.

Income Taxes

AWAC consists of a variety of different tax-paying legal entities. Income taxes are accrued and recorded on the financial statements of entities within AWAC except for entities that are limited liability companies (“LLC”). LLC income is taxable to the members that hold the LLC interest (for U.S. federal and most state income tax purposes). Therefore, current and deferred U.S. and most state tax assets and liabilities of the LLC’s are recorded in the financial statements of the members and, thus, are not reflected in AWAC’s financial statements. See Note L for additional details.

Stock-Based Compensation

AWAC accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees and related interpretations using the intrinsic value method which resulted in no compensation costs for options granted. If compensation cost had been recognized for options granted in 2004 and 2003 under the provisions of SFAS No. 123 and No. 148, AWAC’s net income would not have been materially different. See Note I for additional details.

Recently Issued and Adopted Accounting Standards

SFAS No. 123 (revised 2004), Share-Based Payment, was issued in December 2004. This standard requires that companies measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. The effective date is the first interim reporting period beginning after June 15, 2005. AWAC is currently evaluating pricing models and the transition provisions of this standard and will begin expensing stock options in the third quarter of 2005.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs - an Amendment to ARB No. 43 Chapter 4. This standard provides clarification that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be recognized as current period charges. Additionally, this standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this standard are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. This standard does not have a material impact to AWAC’s financial statements.

Reclassification

Certain amounts in the previously issued financial statements were reclassified to conform to the 2004 presentations.

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combining Statement of Income

Year Ended December 31, 2004

B.	Nature of Operations

In December 1994 and January 1995, Alcoa and Alumina Limited entered into a multi-step transaction to restructure and combine the ownership of their respective worldwide bauxite, alumina and alumina-based chemicals businesses and investments into a group of companies known collectively as AWAC. AWAC is owned 60% by Alcoa and 40% by Alumina Limited.

Primarily all bauxite mined by AWAC entities is refined into alumina by AWAC through a chemical process. The alumina is then further processed into alumina-based chemicals (see Note C) or is sold to customers to be smelted into primary aluminum. Approximately 54% and 48% of AWAC’s respective 2004 and 2003 alumina production was sold to Alcoa. In addition, Alcoa of Australia (“AofA”), the largest entity within AWAC, operates integrated aluminum facilities in Australia including mining, refining and smelting operations. Approximately 77% and 76% of AofA’s 2004 and 2003 revenues of $2,194.3 and $1,889.2 respectively, were derived from alumina, and the balance was derived principally from primary aluminum.

AWAC consists of the following entities within the noted worldwide markets:

1.	Two LLC’s, which hold all of Alcoa’s and Alumina Limited’s bauxite, alumina and industrial chemicals operations in Guinea, India, Japan, China and the U.S.; all of Alcoa’s interest in the bauxite and alumina operations in Jamaica and the majority of Alcoa’s bauxite and alumina shipping operations. In February 2004, the industrial chemicals operations in India, Japan, China, and the U.S. were sold. See Note C for additional information.

2.	Alcoa’s and Alumina Limited’s interest in AofA, including its aluminum smelting operations and Alumina Espanola S.A., an alumina-based chemicals business located in Spain.

3.	All of Alcoa’s and Alumina Limited’s interest in Alcoa Chemie GmbH and Alcoa Chemie Nederland, which represent Alcoa’s and Alumina Limited’s alumina-based chemicals businesses located in Germany and the Netherlands. These facilities were sold by Alcoa and Alumina Limited in February 2004. See Note C for additional information.

4.	Abalco, S.A. (“Abalco”), an entity formed in Brazil to hold 35% of Alcoa Aluminio’s (“Aluminio”) interest in the Alumar alumina refinery (“Alumar”) and 35% of Aluminio’s interest in Mineracao Rio do Norte S.A. (“MRN”), a bauxite mine that supplies bauxite to the Alumar refinery. The 35% interest is the estimated capacity necessary to fulfill Aluminio’s export alumina sales.

5.	Effective December 30, 2004, Alcoa sold 40% of its interest in the Juruti bauxite project in Brazil to Alumina Limited. In exchange, Alumina Limited contributed to AWAC $33.3 in cash, $2.2 in net assets and $6.7 in assumed debt. The $33.3 was subsequently distributed to Alcoa. Alcoa contributed to AWAC $3.3 in net assets and $9.3 in debt. In January 2005, Alcoa and Alumina Limited together contributed cash of $16.5 which was used to repay the outstanding debt. AWAC’s interest in the Juruti bauxite project is held by the following entities, Omnia Minerios, Mineracao Sao Jorge Ltda, and Matapu Sociedade De Mineracao Ltda, which have been included in these financial statements, as of the effective date of this transaction. See Note H for additional details.

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combining Statement of Income

Year Ended December 31, 2004

6.	On June 28, 2004, AWAC increased its ownership stake in Halco Mining, Inc. (“Halco”) from 43% to 45%. AWAC paid $5.9 for the additional 2% interest in Halco which is accounted for as an equity investment in the combined balance sheet.

The following summarizes the concentrations of sales and net assets by major geographic region.

	2004	2003
Sales
Australia	$2,050.6	$1,743.6
U.S.	1,452.1	1,159.8
Other	329.3	417.2

Total sales	$3,832.0	$3,320.6

Net assets
Australia	$2,012.4	$1,691.3
U.S.	505.3	542.6
Other	302.3	307.4

Total net assets	$2,820.0	$2,541.3

C.	Assets Held for Sale

As of December 31, 2003, AWAC’s assets held for sale and liabilities of operations held for sale on the combined balance sheet consisted entirely of the assets and liabilities of Alcoa Specialty Chemicals (ASC).

In February 2004, ASC was sold to two private equity firms led by Rhone Capital LLC for an enterprise value of $342.0, which included the assumption of debt and other unfunded obligations. As of the date of the transaction, the shares of Alcoa Chemie Nederland (ACN), and Alcoa Chemie GmbH (ACG) were owned by Alcoa Automotive GmbH (Automotive), Alcoa Europe Holding, BV (AEH) and an affiliate of Alumina Limited, Westminer International Holdings Limited (Westminer). The proceeds and the gain on the sale of ACN and ACG have not been reflected in the AWAC financial statements because Automotive, AEH and Westminer are not components of AWAC as defined in the Formation Agreement. The net assets of these entities were reflected as contributions to Automotive, AEH and Westminer who then sold their respective interests directly to Rhone Capital LLC. However, AWAC received cash of $120.4 and recognized a pre-tax loss of approximately $35.8 on the sale of the components of ASC that it owned directly. The loss is included in restructuring and other charges in the combined statement of income, comprehensive income and members’ equity. The reduction in net assets associated with the contribution of ACN and ACG has been reflected as a distribution of members’ equity of $61.3.

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combining Statement of Income

Year Ended December 31, 2004

The major classes of assets and liabilities of operations held for sale in the combined balance sheet are as follows at December 31, 2003:

Assets
Receivables	$45.8
Inventories	37.0
Properties, plants and equipment, net	127.2
Other assets	27.0

Total assets held for sale	$237.0

Liabilities
Accounts payable and accrued expenses	$17.6
Other liabilities	23.1

Total liabilities of operations held for sale	$40.7

There were no assets or liabilities held for sale at December 31, 2004.

D.	Asset Retirement Obligations

Effective January 1, 2003, AWAC adopted SFAS No. 143, Accounting for Asset Retirement Obligations. Under this new standard, AWAC recognized a reduction in liabilities, at fair value, of approximately $12.5 at January 1, 2003, for asset retirement obligations (“ARO’s”), consisting primarily of costs associated with spent pot lining disposal, bauxite residue disposal, mine reclamation and landfills based on a discounted cash flow model. These costs reflect the legal obligations associated with the normal operation of AWAC’s bauxite mining, alumina refining, and aluminum smelting facilities. AWAC had previously recorded liabilities for these costs on an undiscounted basis. Additionally, AWAC capitalized certain asset retirement costs by increasing the carrying amount of related long-lived assets, primarily machinery and equipment, and recorded associated accumulated depreciation from the time the original assets were placed into service. At January 1, 2003, AWAC increased the net properties, plants and equipment by $10.4, reduced liabilities by $12.5 as noted above and, recognized net deferred tax liabilities of $7.2. The cumulative effect adjustment recognized upon adoption of this standard was a gain of $15.7.

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combining Statement of Income

Year Ended December 31, 2004

The changes in the carrying amount of ARO’s for the years ended December 31, 2004 and 2003 follow:

	2004	2003
Balance at beginning of year	$51.7	$56.6
Accretion expense	4.5	4.9
Liabilities incurred	12.2	.3
Payments	(6.0)	(5.5)
Translation and other	1.7	(4.6)

Balance at end of year	$64.1	$51.7

In addition to the ARO’ s discussed above, AWAC may have other obligations in the event of a permanent plant shutdown. However, these plant assets have indeterminate lives and, therefore, the associated ARO’s are not reasonably estimable and liabilities cannot be established.

E.	Inventories

	2004	2003
Finished goods	$23.2	$4.1
Work-in-process	20.5	20.0
Bauxite and alumina *	138.7	118.8
Purchased raw materials	83.3	86.8
Operating supplies	99.8	93.4

	$365.5	$323.1

*	Consists of 29% and 45% in the raw material state, 41% and 32% in work-in-process and 30% and 23% in finished goods at December 31, 2004 and 2003, respectively.

Approximately 18% of total inventories at December 31, 2004, were valued on a LIFO basis. If valued on an average cost basis, total inventories would have been $42.7 and $35.2 higher at the end of 2004 and 2003, respectively.

F.	Properties, Plants and Equipment

	2004	2003
Land and land rights, including mines	$106.0	$111.2
Structures	1,653.4	1,519.5
Machinery and equipment	3,752.4	3,537.5

	5,511.8	5,168.2
Less: Accumulated depreciation and depletion	3,265.4	3,048.4

	2,246.4	2,119.8
Construction work in progress	263.4	202.7

	$2,509.8	$2,322.5

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combining Statement of Income

Year Ended December 31, 2004

G.	Other Noncurrent Assets and Deferred Charges

	2004	2003
Deferred mine development	$98.7	$88.3
Deferred income taxes	95.8	101.7
Prepaid pension benefit	70.4	62.0
Deferred charges and other	223.0	184.9
Goodwill	36.3	28.6
Intangibles	1.9	.6

	$526.1	$466.1

H.	Short-Term Borrowings

In May 2001, Alcoa entered into a loan agreement with AAC LLC whereby AAC LLC may borrow funds from Alcoa in various installments or “draw downs.” Each individual “draw down” has its own maturity not to exceed 60 days, and bears interest at the rate for deposits in U.S. dollars as determined by the British Bankers Association on the day of the borrowing. Outstanding amounts for this agreement were $58.5 and $103.3 at December 31, 2004 and 2003, respectively.

Other amounts due to Alcoa, classified as short-term borrowings, totaled $25.7 and $2.4 as of December 31, 2004 and 2003, respectively. A portion of the 2004 balance was contributed to AWAC by Alcoa and Alumina Limited in the amount of $ 12.0. These amounts were repaid during January 2005. See Notes B and I for additional information.

AWAC participates in computerized payable settlement arrangements with certain vendors and third-party intermediaries. As of December 31, 2004, short-term borrowings included $21.3 of amounts that will be paid through the third-party intermediaries. There were insignificant amounts outstanding under this arrangement at December 31, 2003. The arrangements provide that, at the vendor’s request, the third-party intermediary advances the amount of the scheduled payment to the vendor, less an appropriate discount, before the scheduled payment date. AWAC makes payment to the third-party intermediary on the date stipulated in accordance with the commercial terms negotiated with its vendors. Imputed interest on the borrowings in 2004 was insignificant for reclassification to interest expense. See Note A for additional information.

I.	Related Party Transactions

AWAC is controlled by its majority owner, Alcoa. AWAC receives related party sales revenues for alumina and chemical products sold to:

	2004	2003
Alcoa	$1,358.8	$804.5
Other	37.6	91.3

	$1,396.4	$895.8

The terms for all transactions and agreements between related parties and AWAC are established by negotiation between the parties.

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combining Statement of Income

Year Ended December 31, 2004

Certain entities within AWAC have entered into contractual agreements with Alcoa for employee services (principally related to employees of the U.S. operations), an administrative services agreement, a commodity and foreign exchange hedging agreement and an alumina sales agreement. Total costs incurred by AWAC for these agreements were approximately $78.2 in 2004 and $98.3 in 2003. AWAC also has a long-term bauxite purchase agreement with a partially-owned entity. Total purchases under this agreement were approximately $108.1 and $92.5 during 2004 and 2003 respectively.

Receivables from Alcoa, included in receivables from customers, totaled $198.5 and $105.1 as of December 31, 2004 and 2003, respectively, while trade accounts payable to Alcoa totaled $38.1 and $42.9 at December 31, 2004 and 2003, respectively. Short-term borrowings include $84.2 and $105.7 as of December 31, 2004 and 2003, respectively, that were due to Alcoa. See Note H for additional information.

In 2004 and 2003, AWAC was charged and paid $6.0 and $5.2, respectively for stock option exercises under Alcoa’s Long Term Stock Incentive Plan. These amounts were reflected as a dividend paid to partners, net of a tax benefit of $2.0 in 2004 and $1.8 in 2003.

J.	Lease Expense

Certain equipment, including process control hardware and software, as well as warehousing, office space and noncancelable lease obligations are under operating lease agreements. Total expense for all leases was $26.9 in 2004 and $29.0 in 2003. Under long-term leases, minimum annual rentals are $42.3 in 2005, $43.1 in 2006, $38.5 in 2007, $36.3 in 2008, $34.4 in 2009 and a total of $63.9 for 2010 and thereafter.

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

Alcoa World Alumina and Chemicals

Combining Statement of Income

Year Ended December 31, 2004

The table below reflects the status of AWAC’s pension and postretirement benefit plans.

	Pension Benefits		Postretirement Benefits
	2004	2003	2004	2003
Change in benefit obligation
Benefit obligation at beginning of year	$628.6	$497.1	$34.6	$34.5
Service cost	27.7	26.3	.5	.2
Interest cost	31.5	29.6	2.1	1.7
Amendments	1.3	—	—	—
Actuarial (gains) losses	57.0	(4.8)	1.9	(.8)
Divestitures	(10.3)	—	—	—
Benefits paid, net of participants’ contributions	(39.9)	(34.7)	(1.1)	(1.0)
Other transfers, net	(22.0)	—	—	—
Exchange rate	5.6	115.1	—	—

Benefit obligation at end of year	$679.5	$628.6	$38.0	$34.6

Change in plan assets
Fair value of plan assets at beginning of year	$637.3	$491.3	$—	$—
Actual return on plan assets	66.1	45.4	—	—
Divestitures	(1.3)	—	—	—
Employer contributions	38.3	35.7	—	—
Participants’ contributions	12.2	15.0	—	—
Benefits paid	(52.1)	(48.7)	—	—
Administrative expenses	(1.6)	(.7)	—	—
Other transfers, net	(22.0)	—	—	—
Exchange rate	1.6	99.3	—	—

Fair value of plan assets at end of year	$678.5	$637.3	$—	$—

Funded status	$(1.0)	$8.7	$(38.0)	$(34.6)
Unrecognized net actuarial (gain) loss	102.1	17.8	(29.8)	(32.4)
Unrecognized net prior service cost	13.3	12.9	—	—

Net amount recognized	$114.4	$39.4	$(67.8)	$(67.0)

Amount recognized in the balance sheet consists of
Prepaid benefit	$70.4	$62.0	$—	$—
Accrued benefit liability (1)	(26.7)	(64.8)	(67.8)	(67.0)
Intangible asset	3.3	9.5	—	—
Accumulated other comprehensive loss	67.4	32.7	—	—

Net amount recognized	$114.4	$39.4	$(67.8)	$(67.0)

The accumulated benefit obligations for all defined benefit pension plans were $630.0 and $597.2 at December 31, 2004 and 2003, respectively.

(1)	Amount includes both current and long-term portions of the liability.

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combining Statement of Income

Year Ended December 31, 2004

The aggregate benefit obligation and fair value of plan assets for the pension plan with benefit obligations in excess of plan assets were $484.1 and $417.0, respectively, as of December 31, 2004 and $442.4 and $390.0, respectively, as of December 31, 2003. The aggregate pension accumulated benefit obligation and fair value of plan assets with accumulated benefit obligations in excess of plan assets were $445.0 and $417.0, respectively, as of December 31, 2004 and $416.9 and $390.0, respectively, at December 31, 2003.

	Pension Benefits		Postretirement Benefits
	2004	2003	2004	2003
Components of net periodic benefit costs
Service cost	$27.7	$26.3	$.5	$.2
Interest cost	31.5	29.6	2.1	1.7
Expected return on plan assets	(48.3)	(45.7)	—	—
Amortization of prior service cost	1.9	1.7	—	—
Recognized actuarial gains	2.1	1.2	(.9)	(2.5)

Net periodic benefit costs (income)	$14.9	$13.1	$1.7	$(.6)

Assumptions

Weighted average assumptions used to determine benefit obligations at December 31:

	Pension Benefits		Postretirement Benefits
	2004	2003	2004	2003
Weighted average assumptions
Discount rate, at year end	4.79%	5.33%	5.98%	6.25%
Rate of compensation increase	4.14%	3.95%	—	—

Weighted average assumptions used to determine the net cost for years ended December 31:

	Pension Benefits		Postretirement Benefits
	2004	2003	2004	2003
Weighted average assumptions
Discount rate, at year end	5.33%	5.59%	6.17%	6.75%
Expected long-term return on plan assets	7.77%	8.43%	—	—
Rate of compensation increase	3.95%	4.69%	—	—

The expected return on plan assets is based on historical performance as well as expected future rate of return on plan assets considering the current investment portfolio mix and the long-term investment strategy.

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combining Statement of Income

Year Ended December 31, 2004

Assumed health care cost trend rates at December 31:

	2004	2003
Health care cost trend rate assumed for next year	8.0%	9.0%
Rate that the cost trend rate gradually declines to	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain	2009	2009

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	1% Point Increase	1% Point Decrease
Effect on total of service and interest cost components	$0.4	$(0.3)
Effect on postretirement benefit obligations	5.0	(3.5)

Plan Assets

AWAC pension plans investment policy, weighted-average asset allocations at December 31, 2004 and 2003, and target allocations for 2004, by asset category are as follows:

	Plan Assets at
	Policy Range	December 31,		Target 2005
		2004	2003
Asset Category
Equity securities	35-60%	60%	59%	59%
Debt securities	30-55%	31%	27%	29%
Real estate	5-15%	6%	7%	7%
Other	0-15%	3%	7%	5%

		100%	100%	100%

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

Alcoa World Alumina and Chemicals

Combining Statement of Income

Year Ended December 31, 2004

Cash Flows

AWAC expects to contribute $24.4 to its pension plans in 2005.

AWAC sponsors a number of defined contribution pension plans. Expenses were $15.2 in 2004 and $10.3 in 2003.

Benefit payments expected to be paid to plan participants are as follows:

Year Ended December 31	Pension Benefits	Post- Retirement Benefits
2005	$56.2	$1.5
2006	57.6	1.5
2007	59.9	1.6
2008	63.0	1.7
2009	66.9	1.7
2010 through 2014	382.5	9.5

	$686.1	$17.5

L.	Income Taxes

The combined financial statements of AWAC contain taxes for a variety of different tax-paying legal entities. Income taxes are accrued and recorded on the financial statements for all entities in AWAC except where the organizational structure involves an LLC. LLC income is taxable to the corporate members who hold the LLC interests (for U.S. federal and most state income tax purposes).

The components of income before taxes on income were:

	2004	2003
U.S.	$(57.0)	$(81.3)
Foreign	943.2	706.0

	$886.2	$624.7

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combining Statement of Income

Year Ended December 31, 2004

The provision for taxes on income consisted of:

	2004	2003
Current
U.S. federal	$10.4	$2.7
Foreign	280.3	187.0

	290.7	189.7
Deferred
U.S. federal	.3	1.1
Foreign	6.5	3.4

	6.8	4.5

	$297.5	$194.2

Reconciliation of the U.S. federal statutory rate to the effective rate follows.

	2004	2003
U.S. federal statutory rate	35.0%	35.0%
Loss not taxed to AWAC	3.5	4.5
Taxes on foreign income	(4.9)	(8.4)

Effective tax rate	33.6%	31.1%

The components of net deferred tax assets and liabilities at December 31 follow.

	2004		2003
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Depreciation	$—	$184.3	$—	$237.2
Employee benefits	9.9	—	31.4	—
Loss provisions	19.5	—	18.3	—
Deferred income/expense	17.6	75.8	17.7	74.9
Tax loss carryforward	6.6	—	20.2	—
Derivatives and hedging	—	—	—	19.4
Other	1.8	13.0	2.2	9.2

	55.4	273.1	89.8	340.7
Valuation allowance	—	—	(.2)	—

	$55.4	$273.1	$89.6	$340.7

Of the total loss carry forward benefits, $6.6 expires over the next 20 years. The $6.6 loss carryforward relates to Discovery Alumina, an entity that was sold in February 2004 as part of the sale of the specialty chemicals business. The carryforward loss was retained by AWAC and not included in the sale. See Note C for additional information.

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combining Statement of Income

Year Ended December 31, 2004

M.	Derivatives and Other Financial Instruments

The carrying values and fair values of AWAC’s financial instruments at December 31 follow.

	2004		2003
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$226.5	$226.5	$98.3	$98.3
Notes receivable	—	—	8.6	8.6
Short-term debt	106.2	106.2	115.4	115.4
Long-term debt	12.2	12.2	7.2	7.2

The methods used to estimate the fair value of certain financial instruments follow.

Cash and Cash Equivalents, Notes Receivable, and Short-Term Debt

The carrying amount approximates fair value because of the short maturity of the instruments. The short-term debt weighted average interest rate is 1.05% in 2004 and 1.23% in 2003.

Noncurrent Receivables

The fair value of noncurrent receivables is based on anticipated cash flows and approximates carrying value.

Long-Term Debt

The fair value is based on interest rates that are currently available to Alcoa for issuance of debt with similar terms and remaining maturities.

Cash Flow Hedges

AWAC uses derivative for purposes other than trading. Fair value gains of outstanding derivative contracts at December 31 were:

	2004	2003
Other commodities, principally natural gas	$14.6	$32.7

Commodities

AWAC may elect to sell forward a portion of its anticipated alumina production. In addition, AWAC anticipates the continued requirement to purchase other commodities such as natural gas, fuel oil and electricity for its operations. AWAC enters into futures and options contracts to reduce volatility in the price of these commodities.

For these cash flow hedge transactions, the fair values of the derivatives are recorded on the balance sheet. The effective portion of the changes in the fair values of these derivatives are recorded in other comprehensive income and are reclassified to sales or cost of goods sold in the period in which earnings are impacted by the hedged items or in the period that the transaction no longer qualifies as a cash flow hedge. There were no material transactions that ceased to qualify as a cash flow hedge in 2004 or 2003. These contracts cover periods commensurate with known or expected exposures, generally within three years. Assuming market rates remain constant with the rates at December 31,

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combining Statement of Income

Year Ended December 31, 2004

2004, $14.0 of the $14.6 gain included in other comprehensive income is expected to be recognized in earnings over the next twelve months. See Note Q for additional details regarding accumulated other comprehensive income.

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

For further information on AWAC’s hedging and derivative activities, see Note A.

N.	Cash Flow Information

Cash payments for interest and taxes follow.

	2004	2003
Interest	$1.2	$1.4
Income taxes	143.0	86.2

	$144.2	$87.6

Noncash Items

Net assets sold as part of the ACN and ACG sale totaled $61.3 at February 29, 2004, the effective date of the sale. The net deficit contributed from Alcoa and Alumina Limited as part of the sale of Alcoa’s interest in the Juruti bauxite project totaled $(11.0) at December 31, 2004. See Notes B and C for additional information.

O.	Commitments and Contingencies

AofA is party to a number of natural gas, steam, caustic soda, and electricity contracts that expire between 2005 and 2025. Commitments related to these contracts totaled $483.1 in 2005, $382.9 in 2006, $289.0 in 2007, $277.4 in 2008, $276.7 in 2009 and $2,754.4 thereafter. AofA is obligated to make minimum payments related to these contracts totaling $134.6 in 2005, $103.5 in 2006, $115.4 in 2007, $124.3 in 2008, $125.2 in 2009 and $802.1 thereafter. Expenditures under these take-or-pay contracts totaled $356.4 and $266.5 for the years ended December 31, 2004 and 2003, respectively.

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

Year Ended December 31, 2004

Pursuant to the terms of the Formation Agreement, Alcoa and Alumina Limited have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement) as well as for certain other pre-formation liabilities, such as existing environmental conditions, to the extent of their pre-formation ownership of the company or asset with which the liability is associated.

In October 2004, AWAC agreed to acquire a 20% interest in a consortium formed to acquire the Dampier to Banbury Natural Gas Pipeline (“DBNGP”) in exchange for an initial cash investment of $17.0, which is classified as an equity investment. AWAC has committed to an additional $72.0 in investment to be paid as the pipeline expands through 2008. The investment in DBNGP was made in order to secure a competitively priced long-term supply of power to AWAC’s refineries in Western Australia. In addition to its equity ownership, AWAC has an agreement to purchase natural gas from the DBGNP until after 2016. AWAC’s maximum exposure to loss on the investment and related contract is approximately $412.0.

In November 2004, AWA LLC, Alcan, Inc and the Government of the Republic of Guinea signed a protocol for developing jointly a 1.5 million mtpy alumina refinery in Guinea, West Africa. This protocol sets out the items and framework for the alumina refinery project that will be negotiated as part of the memorandum of understanding (MOU) signed by AWA LLC and Alcan in May 2004. A detailed feasibility study for the refinery is expected to be completed by mid-2005, with construction to begin shortly thereafter. The refinery, which would be operated by AWAC, would be expected to have an initial 1.5 million mtpy capacity, with expansion capability. Production could be expected by 2008.

In December 2004, AWAC and the Government of Jamaica signed an agreement in principle to expand the Jamalco alumina refinery in Clarendon, Jamaica by more than 1.5 million metric tons per year (“mtpy”). In May 2005, AWAC announced plans to immediately expand the Jamalco alumina refinery by 150,000 mtpy as the first phase of the overall 1.5 million mtpy capacity expansion. The first phase will cost approximately $77, with the commitment of another $25 to finalize detailed engineering on the full project. Full production from the first phase is expected by the end of 2006. A final investment decision on the larger expansion project, is expected in the third quarter of 2005. As part of that project, AWAC ownership in the refinery will move from 50 percent to at least 70 percent. The government of Jamaica will continue to own the remaining percentage. Upon approval, it is expected that the expansion project will be completed by the end of 2007.

In connection with the sale of ASC, AWAC entered into an agreement to supply ASC with approximately 488,000 tons of alumina feedstock annually at a fixed price for 20 years. After three years and through the tenth year of the contract, the agreement provides for adjustments in pricing to the extent certain of AWAC’s costs fluctuate outside of agreed upon thresholds.

In January 2003, AWAC and BHP Billiton signed a MOU with the Government of Suriname providing for (i) continuation and expansion of mining and refining activities in eastern Suriname and (ii) various exploration and other activities over the next two years relating to the feasibility of bauxite alumina investments in western Suriname. Under the MOU, AWAC and BHP Billiton have exclusive rights in western Suriname and have committed to spend up to $8.5 over 21-25 months to explore this opportunity, shared 55% (AWAC) and 45% (BHP Billiton). The MOU provides that AWAC and BHP Billiton will negotiate an investment agreement with the Government of Suriname within 18 months.

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combining Statement of Income

Year Ended December 31, 2004

In 2003, AWAC broke ground on its capacity expansion at its Paranam alumina refinery in Suriname by 250,000 mtpy, an increase of approximately 13% that will bring its total capacity to approximately 2.2 million mtpy. The expansion was completed in February 2005, five months ahead of schedule. AWAC and BHP Billiton have also signed an agreement extending the terms of their existing joint venture agreement on bauxite mining and alumina refining in eastern Suriname to 2025.

During 2001, AWAC entered into a ten-year agreement with a vendor to provide process control hardware and software at a ten-year cost of approximately $146.0. At December 31, 2004, amounts remaining to be paid on this agreement was approximately $128.3.

P.	Environmental Matters

AWAC continues to participate in environmental assessments and cleanups at a number of locations, including operating facilities. A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated. See Note A for additional information. As assessments and cleanups proceed, the liability is adjusted based on progress in determining the extent of remedial actions and related costs and damages. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements and technological changes. AWAC’s remediation reserve balance at the end of 2004 and 2003 was $24.4 and $26.7 respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. Of the $24.4 reserve at December 31, 2004, $22.0 million is classified as current on the combined balance sheet.

Q.	Members’ Equity

AWAC’s capital represents the excess of AWAC’s assets over liabilities and minority interest. The components of capital consist of common stock, participants’ equity, additional capital, accumulated other comprehensive loss and retained earnings.

The components of accumulated other comprehensive loss included in members’ equity were as follows:

	2004	2003
Additional minimum pension liability, net of tax	$(47.2)	$(23.0)
Cumulative foreign currency translation adjustment	(7.4)	(96.6)
Unrealized gains on derivatives, net of tax	14.6	21.3

	$(40.0)	$(98.3)

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combining Statement of Income

Year Ended December 31, 2004

R.	Restructuring and Other Charges

Restructuring and other charges were comprised of the following at December 31, 2004:

Restructuring charges	$3.0
Loss on sale of specialty chemicals business	35.8

$38.8

During 2004, AWAC recorded expense of $38.8 for restructuring and other charges. The expense recognized was comprised of the following components: a loss of $35.8 on the sale of the ASC business and charges of $3.0 related to additional layoff reserves associated with the early retirement of approximately 19 hourly and salary employees at Alumina Espanola S.A. See Note C for additional information on the sale of the ASC business.

Activity and reserve balances related to employee termination and severance costs are as follows:

Employee Termination and Severance Costs
2003
Reserve balance at January 1, 2003	$7.4
Cash payments	(1.6)
Noncash adjustment	(.2)

Reserve balance at December 31, 2003	$5.6

2004
Cash payments	$(7.8)
Restructuring charges	3.0
Ongoing early retirement and other	4.9

Reserve balance at December 31, 2004	$5.7

AofA has an ongoing redundancy program for early retirement offered to qualified individuals. During 2004, 54 employees accepted the early retirement offer with charges totaling $4.3, the majority of which was paid during 2004. Additionally, Alumina Espanola S.A. terminated 13 employees with charges totaling $0.6, to be paid during 2004 and 2005. These charges were recorded in cost of goods sold on the combined statement of income, comprehensive income and members’ equity.

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combining Statement of Income

Year Ended December 31, 2004

S.	Other (Income) Expense

During 2004, AWAC entered into an agreement to terminate its Alusaf Toll Conversion Agreement in exchange for a cash payment of $35.5. The payment has been recognized in other (income) expense on the combined statements of income, comprehensive income and members’ equity. AWAC does not have any further performance or other obligations under this agreement.

The remaining $1.2 net expense was comprised of interest income, equity income of unconsolidated subsidiaries, exchange differences and various other expenses.

The accompanying notes are an integral part of the combined financial statements.