Form 20-F
period 2005-12-31
ALUMINA LTD
filed 2006-06-19
CIK 857071

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                          TO

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

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2005.

1,165,645,648 Ordinary Shares

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒            No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒            No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated file. See definition of “accelerated filer and large accelerated file” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐            Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐            No  ☒

(1)	Not for trading but only in connection with the listing of the American Depositary Shares.
(2)	Evidenced by American Depositary Receipts, each American Depositary Share representing four fully paid Ordinary Shares.

ALUMINA LIMITED

2005 FORM 20-F

ALUMINA LIMITED

2005 FORM 20-F

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

On June 4, 2005 WMC Resources was acquired by BHP Billiton Limited, of which it is now a wholly owned subsidiary.

FORWARD LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements, including statements regarding (i) certain plans, strategies and objectives of management, (ii) scheduled closure of certain operations or facilities, (iii) anticipated production or construction commencement dates, (iv) expected costs of construction of projects or products or level of production output, (v) the anticipated productive lives of projects and mines and (vi) estimates of expected dividends to be received from AWAC. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Alumina, which may cause actual results to differ materially from those expressed in the statements contained in this Annual Report.

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

2005 FORM 20-F

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

“HSRA” means the Australian/US dollar Hedge Settlement Rate quoted on Reuters Screen HSRA.

ALUMINA LIMITED

2005 FORM 20-F

“Interest Rate Swap” means an agreement to exchange net future cash flows. Interest rate swaps most commonly change the basis on which liabilities are paid on a specified principal. They are also used to transform the interest basis of assets. In its commonest form, the fixed-floating swap, one counter party pays a fixed rate and the other pays a floating rate based on a reference rate such as LIBOR. There is no exchange of principal – the interest rate payments are made on a notional amount.

“LME” means the London Metal Exchange.

“NYSE” means the New York Stock Exchange.

“Open-cut” or “Open-pit” means a mine at the earths surface as distinct from an underground mine.

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

2005 FORM 20-F

Weights and Measures

1 troy ounce	=	31.103 grams

1 kilogram	=	32.15 troy ounces

1 kilogram	=	2.205 pounds

1 tonne	=	1,000 kilograms

1 tonne	=	2,205 pounds

1 gram per tonne	=	0.0292 troy ounces per (short) ton

1 kilometre	=	0.6214 miles

ALUMINA LIMITED

2005 FORM 20-F

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

ALUMINA LIMITED

2005 FORM 20-F

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ALUMINA LIMITED

2005 FORM 20-F

KEY INFORMATION

ITEM 3. KEY INFORMATION

A. Selected Financial Data

A-IFRS

The selected financial data appearing below as at December 31, 2005 and 2004 and for the fiscal years ended December 31, 2005 and 2004 are set forth in Australian dollars (except as otherwise indicated), and are extracted from the audited Consolidated Financial Statements of Alumina Limited (the “Company” or “Alumina “, which, unless the context otherwise requires, includes Alumina Limited and its subsidiaries) which appear elsewhere herein.

The Consolidated Financial Statements for the years ended December 31 2005 and 2004 have been prepared in accordance with International Financial Reporting Standards as adopted by Australia (“A-IFRS”) which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). Financial statements until December 31, 2004 had been prepared in accordance with previous Australian generally accepted accounting principles (“Australian GAAP”). When preparing Alumina Limited 2005 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the Australian GAAP financial statements to comply with A-IFRS. With the exception of financial instruments, the comparative figures in respect of 2004 were restated to reflect these adjustments.

US GAAP

As discussed above US GAAP and A-IFRS differs in certain respects. Note 33 to the Consolidated Financial Statements provides an explanation of these differences as they affect Alumina, and reconciliations from A-IFRS to US GAAP of net income and shareholders’ equity.

The selected financial data under US GAAP appearing below as at December 31, 2003, 2002 and 2001 and for the fiscal years ended December 31, 2003, 2002 and 2001 have been reconciled to US GAAP, and are derived from Alumina audited consolidated financial data, which are not included herein.

Equity Accounting

Equity accounting is used where the consolidated entity exercises significant influence, but not control, over an investee company (the associate). Under this method, the consolidated entity’s share of the post-acquisition profits or losses of associates is recognized in the consolidated statement of financial performance, and its share of post-acquisition movements in reserves is recognized in consolidated reserves. The cumulative post acquisition movements are adjusted against the cost of the investment. Alumina’s Consolidated Financial Statements are currently prepared in accordance with A-IFRS. The financial statements of Alcoa World Alumina and Chemicals (“AWAC”), of which Alumina owns 40% of the assets, are prepared in accordance with US GAAP. The equity share of profit from the non-Australian assets is based on these US GAAP financial statements and adjustments are made for accounting policies not allowed under A-IFRS (refer to Note 33 to the Consolidated Financial Statements). The equity share of profits of AWAC’s Australian entity, Alcoa of Australia Ltd, is based on its Australian domestic financial statements.

ALUMINA LIMITED

2005 FORM 20-F

KEY INFORMATION

The principal differences between A-IFRS and US GAAP which affect Alumina’s net income for continuing operations and comprehensive income, as well as its shareholders’ equity, either directly or through its share of associates on a continuing basis, relate to the treatment of the following items.

(1)	inventory valuation;

(2)	compensation expense of employee share plans;

(3)	fair value of accounting for derivatives;

(4)	goodwill amortisation;

(5)	asset retirement obligations and

(6)	pension liabilities/assets.

ALUMINA LIMITED

2005 FORM 20-F

KEY INFORMATION

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the Notes thereto.

SELECTED FINANCIAL DATA UNDER A-IFRS

	Year Ended December 31, 2005	Year Ended December 31, 2004
	(A$ million except where indicated)
Net Sales Revenue from Continuing Operations	—	—
Net Income from Continuing Operations	315.6	316.4
Net Income	315.6	316.4
Comprehensive Income	304.1	317.7
Net Income from Operations per Ordinary Share (A$/share)	0.27	0.27
Income from Continuing Operations per Ordinary Share (A$/share)(4)	0.27	0.27
Diluted Net Income per Ordinary Share (A$/share)(5)	0.27	0.27
Cash Dividends paid per Ordinary Share (1)
(A$/share)	0.20	0.20
(US$/share) (2)	0.15	0.14

	At December 31, 2005	At December 31, 2004
	(A$ million except where indicated)
Total assets	2,013.5	1,823.2
Long-term obligations(3)	0.2	0.2
Net assets	1,530.2	1,411.9

Shareholders’ equity	1,530.2	1,411.9

Capital stock	415.7	404.1

	Millions of shares
Number of shares	1,165.6	1,163.1

(1)	Fully franked. See “Dividends” in Item 8A.
(2)	These conversions were made using exchange rates applicable at the dates of the dividend payments.
(3)	The debt is a 364 day facility and therefore classified as a short term obligation at December 31, 2005.
(4)	Basic earnings per share were determined on the basis of the weighted average number of outstanding Alumina Limited shares for the periods indicated. Refer also to Notes 1(s) and 8 to the Consolidated Financial Statements.
(5)	Diluted earnings per share was determined on the basis of the weighted average number of outstanding Alumina Limited shares for the periods indicated including potential shares from the conversion of partly paid shares and options into shares of Alumina Limited. Refer also to Notes 1(s) and 8 to the Consolidated Financial Statements.

ALUMINA LIMITED

2005 FORM 20-F

KEY INFORMATION

SELECTED FINANCIAL DATA UNDER US GAAP

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002(8)	Year Ended December 31, 2001(8)
	(A$ million except where indicated)
Net Sales Revenue from Continuing Operations	—	—	—	—	—
Income from Continuing Operations	328.5	331.7	237.1	244.3	294.8
Net Income(7)	328.5	331.7	248.2	306.7	326.5
Income from Continuing Operations per Ordinary Share (A$/share)	0.28	0.29	0.21	0.22	0.05
Net Income from Operations per Ordinary Share(3) (A$/share)(5)	0.28	0.29	0.22	0.28	0.30
Diluted Net Income per Ordinary Share (A$/share)(6)	0.28	0.28	0.22	0.27	0.62
Cash Dividends paid per Ordinary Share (1)
(A$/share)	0.20	0.20	0.23	0.18	0.31
(US$/share) (2)	0.15	0.14	0.14	0.09	0.18

	At December 31, 2005	At December 31, 2004	At December 31, 2003	At December 31, 2002(8)	At December 31, 2001(8)
	(A$ million except where indicated)
Total assets	2,140.1	1,920.6	1,881.3	1,744.0	8,402.3
Long-term obligations(4)	0.2	0.2	0.2	2.4	3,476.6
Net assets	1,656.8	1,509.3	1,406.0	1,202.4	3,778.5

Shareholders’ equity	1,656.8	1,509.3	1,406.0	1,202.4	3,778.5

Capital Stock	415.7	404.1	384.8	220.2	3,190.9

	Millions of shares
Number of Shares	1,165.6	1,163.1	1,159.8	1,128.3	1,108.8

(1)	Fully franked. See “Dividends” in Item 8A.
(2)	These conversions were made using exchange rates applicable at the dates of dividend payment.
(3)	In 2002, net profit per share was `A$0.31 before the cumulative effect of an accounting change in policy for amortization of mine development and post-production waste removal costs. In 2003, net profit per share was A$0.20 before the cumulative effect of an accounting change in policy for asset retirement obligations and policy for Associate’s employee stock options. .
(4)	The debt is a 364 day facility and therefore classified as a short term obligation at December 31, 2005.
(5)	Basic earnings per share were determined on the basis of the weighted average number of outstanding Alumina Limited shares for the periods indicated. Refer also to Notes 1(s) and 6 to the Consolidated Financial Statements.
(6)	Diluted earnings per share was determined on the basis of the weighted average number of outstanding Alumina Limited shares for the periods indicated including potential shares from the conversion of partly paid shares and options into shares of Alumina Limited. Refer also to Notes 1(s) and 8 to the Consolidated Financial Statements.
(7)	Includes income from continuing and discontinuing operations.
(8)	The Consolidated Financial Statements for the fiscal year 2001 and the first eleven months of fiscal 2002 include the financial position, results of operations and cash flows of the discontinued operations of the incumbent nickel, copper/uranium and fertilizer businesses that were transferred to WMC Resources in the demerger. Also reported are the discontinued gold and talc operations of WMC Limited sold during 2001.

ALUMINA LIMITED

2005 FORM 20-F

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

Period	At Period End	Average Rate(1)	High	Low
	(all figures in US$ per A$1.00)
November 2005			0.7451	0.7267
December 2005			0.7567	0.7261
January 2006			0.7572	0.7379
February 2006			0.7548	0.7363
March 2006			0.7458	0.7056
April 2006			0.7593	0.7177

Year Ended December 31, 2001	0.5114	0.5178	0.5714	0.4812
Year Ended December 31, 2002	0.5625	0.5447	0.5748	0.5060
Year Ended December 31, 2003	0.7520	0.6524	0.7520	0.5629
Year Ended December 31, 2004	0.7805	0.7365	0.7979	0.6840
Year Ended December 31, 2005	0.7342	0.7627	0.7974	0.7261

(1)	The average of the noon buying rates on the last day of each month during the financial period.

On May 31, 2006, the Noon Buying Rate was A$1.00 = US$0.7519.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

ALUMINA LIMITED

2005 FORM 20-F

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

Alcoa of Australia contributes the majority of AWAC’s earnings. While a significant proportion of Alcoa of Australia’s costs are incurred in A$, sales are denominated in US$. AWAC’s future profitability, as expressed in A$, and hence that of Alumina Limited may be adversely affected by a strengthening of the A$ against the US$. AWAC’s profitability may also be adversely affected by a strengthening against the US$ of other currencies in which operating or capital costs are incurred by AWAC’s refineries outside Australia.

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

Changes in AWAC’s costs have a major impact on the Company’s profitability. AWAC’s mining, refining and smelting operations are subject to conditions beyond its or Alumina Limited’s control that can delay deliveries or increase costs for varying lengths of time. These conditions include weather and natural disasters, unexpected maintenance or technical problems, key equipment failures, disruptions to or other problems with infrastructure, variations in geological conditions and increases in the cost of key inputs or the non-availability of key inputs. In addition, industrial disruptions, work stoppages, refurbishments and accidents at operations can result in production losses and delays in the delivery of product, which may adversely affect profitability. A key risk in the cost of production of alumina is the sourcing of bauxite and the volatile price of caustic soda. Approximately 1 tonne of caustic soda is used for every 13 tonnes of alumina produced. Accordingly, an increase in caustic soda prices has the potential to reduce profitability. A further key risk in the cost of production of alumina and aluminium is the cost of energy. Increases in world oil and gas prices will increase the cost of production of alumina.

ALUMINA LIMITED

2005 FORM 20-F

KEY INFORMATION

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

Availability of bauxite.

AWAC’s production of alumina is dependant upon continuing availability of bauxite supply. AWAC obtains bauxite from bauxite reserves it holds, under mining leases and under short term and long term contracts. AWAC’s present sources of bauxite are sufficient to meet the forecasted requirements of its alumina refining operations for the foreseeable future.

AWAC is exposed to regulatory and court action, each of which could adversely affect Alumina’s results.

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

Political risks exist in some of the countries in which AWAC operates.

AWAC operates in a number of countries, some of which have a higher political risk than Australia. Political activities in these countries may be destabilising and disruptive to AWAC’s operations. The impact of any such disruption could range from a minor increase in operating costs or taxes to a material adverse impact, such as the closure of an operation.

Uncertainty of development projects and production performance could adversely affect AWAC’s ability to sustain production and profitability levels.

AWAC’s ability to sustain or increase its current level of production, and therefore its (and hence Alumina Limited’s) potential revenues and profits, in the medium to long-term is partly dependent on efficient operation of its facilities, the development of new projects and on the expansion of existing operations. No assurance can be given that the planned development and expansion projects will result in the anticipated construction cost being achieved, the entire anticipated additional production or that operation of existing facilities will be at desired rates of production. The economics of any project are based upon, among other factors, estimates of reserves, recovery rates, production rates, capital and operating costs and future commodity prices and exchange rates.

ALUMINA LIMITED

2005 FORM 20-F

KEY INFORMATION

Capital costs for development of alumina refinery and other mineral resource projects have increased substantially in recent years, due to higher steel and other raw material prices and significant increase in labour and contractor costs. In particular, shortages of skilled labour due to an increase in the number of mineral resource project developments, including in Australiaand Brazil, has resulted in cost increases for the development of projects in those locations. Also, the US dollar has fallen in value against currencies such as the Australian dollar, the Euro and Brazilian Real. Where development projects, such as AWAC’s Alumar and Juruti projects, incur labour and material costs in the currency of the project country, a weaker US dollar results in a higher project cost in US dollar terms.

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

Alumina Limited cash flows depend on the availability of dividends from AWAC

Alumina Limited’s cash flows will be generated, primarily from distributions made by AWAC, by way of dividend or capital return. The Strategic Council determines the timing and magnitude of AWAC dividends and capital returns, subject to the relevant provisions of the AWAC Agreements. Alumina Limited cannot unilaterally determine AWAC’s dividend policy or the quantum or timing of dividends to be paid by AWAC. AWAC must distribute by way of dividends, in each financial year, at least 30% of the net income of the prior year of the entities comprising AWAC, unless the Strategic Council agrees by a super majority vote to pay a smaller dividend. The practice of AWAC, confirmed by the Strategic Council in September 2002, had been to distribute 100% of free cash flow from the AWAC entities. However, Alcoa’s current policy is that AWAC should fund growth in production from internally generated cash flow. This has reduced dividends paid by AWAC and may reduce Alumina Limited’s ability to pay franked dividends to shareholders.

The AWAC joint venture decides certain matters by an 80% supermajority vote (refer Item 10). AWAC’s decisions are otherwise by majority vote. Alcoa has a 60% interest in AWAC and has a majority vote. Subject to the application of fiduciary duties, it could occur that AWAC decisions by majority vote are not in the best interests of Alumina Limited.

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

Constraints on availability of highly trained employees could have an adverse impact on AWAC’s operations

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

2005 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Alumina Limited, previously called WMC Limited until its name change in December 2002 as part of the demerger, was incorporated in 1970. The demerger was effected through an Australian court-approved scheme of arrangement and associated capital reduction and dividend distribution. In 1979 it became the holding company of the WMC Group which commenced operations in 1933. The Company is listed on the Australian Stock Exchange. At December 31, 2005, Alumina had total consolidated assets of A$2.0 billion. Alumina’s income from continuing operations was A$315.6 million in the year ended December 31, 2005 and A$316.4 million in the year ended December 31, 2004.

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

Following the demerger, Alumina Limited’s primary assets comprised the interests in the AWAC joint venture with Alcoa, Inc. AWAC has interests in bauxite mining, alumina refining and two operating aluminium smelters. Coincident with the demerger, WMC Limited changed its name to “Alumina Limited” and has maintained its listings on the ASX and the NYSE.

ALUMINA LIMITED

2005 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Capital and Investment Expenditures

Since January 1, 2003 the continuing operations of Alumina made the following principal capital and investment expenditures:

•	In December 2003, Alumina increased its interest in Alcoa of Australia to 40% through purchasing QBE Limited’s 0.75% interest by issuing 18,372,881 shares in Alumina. The acquisition was accounted for based on Alumina’s closing share price on December 12, 2003 of $5.90 (the closing price on the trading day prior to the date when the purchase was agreed).

•	In 2004, AWAC completed the sale of the Specialty Chemicals division, resulting in an after-tax profit of $15 million for Alumina Limited. The sale was consistent with AWAC directing its focus toward expanding its alumina operations.

•	In December 2004, Alumina Limited acquired a 40 per cent interest in the Juruti bauxite deposit in Brazil at a cost of US$40 million, which is being developed to supply bauxite to the planned expansion of the Alumar refinery and other AWAC or third-party refineries.

•	During 2005, Alcoa of Australia declared a special fully franked dividend of A$800 million (Alumina Limited share A$320 million), all of which was immediately subscribed to Alcoa of Australia for the purchase of new shares.

AWAC’s Global Interests as at December 31, 2005

Australia	Australia	Australia	Australia
- Huntly	- Kwinana	- Point Henry	- Kwinana
- Willowdale	- Pinjarra	- Portland	Spain
Brazil	- Wagerup		- San Ciprian
- Trombetas	Brazil		USA
- Juruti **	- Sao Luis		- Point Comfort
Guinea	Jamaica
- Sangaredi	- Clarendon
Jamaica	Spain
- Mocho Mountains	- San Ciprian
Suriname	Suriname
- Moengo	- Paranam
- Accaribo	USA
- Point Comfort

*	All Alumina Chemical assets were sold 27 February 2004, except for chemical grade alumina refining at Kwinana, San Ciprian and Point Comfort.
**	Under development – 1st half 2008.

ALUMINA LIMITED

2005 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

B. Business Overview

Alumina’s sole business is primarily alumina refining, with some minor alumina based chemicals businesses, aluminium smelting and the marketing of those products. All of those business activities are conducted through its 40 per cent investment in AWAC. Alumina’s primary asset is its 40% interest in AWAC. A discussion of AWAC’s business is set forth below.

Alcoa World Alumina and Chemicals (“AWAC”) was formed on January 1, 1995 by Alumina and Alcoa Inc. (“Alcoa”) combining their respective bauxite, alumina and alumina-based chemicals businesses and investments and some selected smelting operations. AWAC is the world’s largest producer of alumina. Alumina and Alcoa own 40% and 60% respectively of Alcoa of Australia Ltd (“AofA”) and the other AWAC entities.

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

The following decisions require a super majority vote:

•	change of the scope of AWAC;

•	change in the minimum 30% dividend policy;

•	sale of all or a majority of the assets of AWAC;

•	equity calls on behalf of AWAC totaling, in any one year, in excess of US$1 billion; and

•	loans to Alcoa, Alumina or their affiliates by AWAC entities (including loans between AWAC entities).

The Strategic Council meets as frequently as the Chairman (after consultation with the Deputy Chairman) determines, but meetings of the Council must be held at least twice a year. The Deputy Chairman may require additional meetings to be held.

Under the general direction of the Strategic Council, Alcoa is the “industrial leader” and provides the operating management of AWAC and of all affiliated operating entities within AWAC.

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

ALUMINA LIMITED

2005 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

In November 2005, AWAC, Alcan and the Government of Guinea signed a Basic Agreement setting a framework to develop a 1.5 mtpy alumina refinery in Guinea. A detailed feasibility study is expected to be completed by the end of 2006. A decision to proceed to construction could be made in 2007. AWAC and Alcan together will own at least 80 per cent, with an option for the Government of Guinea to acquire an equity stake. AWAC has a longstanding involvement in bauxite production in Guinea through its 45 per cent equity interest in Halco (Mining) Inc. which has a 51 per cent interest in Compagnie des Bauxites de Guinee. A funding plan and investment and construction timeframe is yet to be determined.

In Ghana, a feasibility study is being conducted that may result in Alcoa, AWAC and the Government of the Republic of Ghana reaching an agreement to develop bauxite mining, alumina refining, smelting and rail infrastructure. If so, AWAC would participate in the bauxite and alumina operations in Ghana. This study is scheduled for completion by the end of 2006.

The current alumina production capacity of AWAC is approximately 14.0 million tonnes per annum, comprised of Australian operations – 8.2 million tonnes; Point Comfort – 2.3 million tonnes; San Ciprian – 1.4 million tonnes; Suriname – 1.2 million tonnes; Jamaica – 0.6 million tonnes and Brazil – 0.3 million tonnes. In the year ended December 31, 2005, AWAC produced approximately 13.7 million tonnes of alumina, compared with approximately 13.6 million tonnes of alumina the previous year, with five refineries achieving annual production records.

ALUMINA LIMITED

2005 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ALCOA WORLD ALUMINA AND CHEMICALS - SELECTED FINANCIAL DATA(1)

(Total of AWAC Entities - Figures reflect 100% of AWAC) (2)

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
	(A$ million)
Financial Results
Net Sales Revenue	5,899.8	5,203.0	5,089.8	5,281.3	6,088.4
Depreciation and Amortization	258.0	252.1	261.6	287.3	319.7
Profit before Tax	1,257.0	1,203.3	957.5	1,017.8	1,329.2
Profit after Tax	845.2	799.0	683.3	667.5	795.6

	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002	As at December 31, 2001
	(A$ million)
Balance Sheet Summary
Current Assets	2,012.0	1,499.8	1,142.6	1,441.2	1,739.3
Current Liabilities	1,708.5	1,197.4	1,020.2	1,093.2	1,493.5
Total Assets	6,976.6	5,601.9	5,349.9	5,964.4	6,164.4
Net Assets	4,432.0	3,613.1	3,379.4	3,718.2	3,429.2

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Production
Alumina (thousands of tonnes)	13,742	13,617	13,074	12,312	11,905
Aluminium (thousands of tonnes)	377.3	385.7	384.4	378.2	374.2

(1)	Based upon audited financial statements prepared in accordance with US GAAP which are included as part of the Financial Report.
(2)	Alumina Limited holds 40% of AWAC.

AWAC OPERATIONS

i) Smelter-Grade Alumina and Primary Aluminium

Australia

In Australia, AWAC partners own 100% of Alcoa of Australia which operates integrated aluminium facilities, including mining, refining and smelting facilities. In calendar year 2005, the Australian operations produced 8.1 million tonnes of alumina (2004: 7.8 million tonnes) and 377,000 tonnes of aluminium (2004: 386,000 tonnes).

Alumina produced in Australia by AWAC is shipped either to its smelters at Point Henry and Portland in Victoria, Australia or to overseas customers, principally in South Africa, the Middle East, South East Asia, Russia, China, South America and North America. Bauxite is sourced from its 100% owned Huntly and Willowdale bauxite mines, each located in the Darling Ranges south of Perth, which supply AWAC’s three alumina refineries in Western Australia. Bauxite is transported by rail to the refinery at Kwinana, or by overland conveyor to the Pinjarra and Wagerup refineries. The Kwinana, Pinjarra and Wagerup refineries have capacities of 2.1 million tonnes, 3.7 million tonnes and 2.4 million tonnes, respectively. An efficiency upgrade to the Pinjarra Refinery that would increase production to 4.2 million tonnes began in early 2004, with full commissioning expected during quarter 2 and quarter 3 of 2006. A potential expansion of the Wagerup alumina refinery in Western Australia, by over 2 million tonnes, is

ALUMINA LIMITED

2005 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

currently being considered following a comprehensive public consultation process. The Western Australian Government is expected to make a decision during 2006 about whether to grant the regulatory approvals for this project. The project has received approval of the Environmental Protection Authority, subject to meeting certain conditions.

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

Most electricity for the Point Henry smelter is supplied by Alcoa of Australia’s generating station at Anglesea, with the balance required available under a 30 year electricity supply agreement that expires in 2014. The rates under that agreement change with the LME price of aluminium (similar to the Portland power arrangement described above). The contract includes a standby demand charge for the purchase of electricity for periods when the Anglesea generating station is not operating. An additional energy charge is payable when this standby power is actually used.

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

ALUMINA LIMITED

2005 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A collective bargaining agreement (‘site agreement’) between Alcoa and the United Steelworkers’ Union applies to employees at the AWAC Point Comfort refinery. During 2005 that agreement was extended to May 31, 2008.

A collective bargaining agreement (‘master agreement’) between Alcoa and the United Steelworkers’ Union expired on May 31, 2006. Agreement has been reached with the United Steelworkers Union leadership for a successor collective bargaining agreement, subject to ratification by members of the USWU. At the time of writing, that ratification had not been voted on by USWU members, and if rejected could result in disruptive industrial action affecting many of Alcoa’s smelters located in USA, to which AWAC supplies alumina. It could also cause industrial action to be taken at AWAC’s Point Comfort refinery, notwithstanding the existence of the site agreement referred to earlier.

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

In November 2005, AWAC, Alcan and the Government of Guinea signed a Basic Agreement setting a framework to develop a 1.5 million tonnes per annum alumina refinery in Guinea. A detailed feasibility study is expected to be completed by the end of 2006. A decision to proceed to construction could be made in 2007. AWAC and Alcan will own at least 80 per cent, with an option for the Government of Guinea to acquire an equity stake. AWAC has a longstanding involvement in bauxite production in Guinea through its 45 per cent equity interest in Halco (Mining) Inc., which has a 51 per cent interest in Compagnie des Bauxites de Guinea. A funding plan and investment and construction timeframe is yet to be determined.

ALUMINA LIMITED

2005 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Suriname

Suralco

In Suriname, AWAC owns the Suriname Aluminum Company (“Suralco”). Suralco began operations in 1916 and currently has interests in an alumina refinery at Paranam, bauxite mines in north east Suriname and south of Paranam and hydro-electric facilities at Afobaka Lake.

The 2.2 million tonnes-per-annum alumina refinery at Paranam, in the north of Suriname, was constructed in 1968 and sources bauxite from mines in Suriname. The refinery is owned by a joint venture held 55% by Suralco and 45% by an affiliate of BHP Billiton plc (“BHP Billiton”). Suralco acts as manager of the joint venture and operates the refinery. The joint venture parties share alumina production from the refinery in proportion to their shareholdings and are separately responsible for the marketing of their share of this production.

The Moengo mine in north east Suriname is 100% owned by Suralco. Approximately 2.2 million tonnes of bauxite are sourced each year from the Moengo mine. Bauxite is barged approximately 200 kilometers to the refinery at Paranam. Bauxite reserves at the Moengo mine are sufficient, at least until 2007, at current production levels.

The Accaribo mine joint venture is located south of Paranam in Suriname. Suralco owns a 26% minority interest in the Accaribo mine. BHP Billiton is the majority owner and manages the mine on behalf of the joint venture. Bauxite is trucked to the refinery at Paranam. The joint venturers are planning that when the Accaribo and Moengo mines are depleted, bauxite mining will begin at two successor mines, Kaimangrasie and Klaverblad, which have an expected life of several years. Plans for long term bauxite supply beyond that time are being assessed in 2006.

In January 2003, AWAC and BHP Billiton signed a Memorandum of Understanding (MOU) with the government of Suriname providing for (i) continuation and expansion of mining and refining activities in eastern Suriname and (ii) various exploration and other activities over the following two years relating to the feasibility of bauxite and alumina investments in western Suriname. Under the MOU, AWAC and BHP Billiton have exclusive rights in western Suriname and have committed to spend up to US$8.5 million over approximately two years to explore this opportunity, shared 55% (AWAC) and 45% (BHP Billiton). The MOU provides that AWAC and BHP Billiton will seek to negotiate an investment agreement with the Suriname government.

In August 2003, AWAC announced a 250,000 tonne expansion at the Paranam refinery (AWAC’s share 55%). The US$65 million expansion was completed in February 2005.

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

The bauxite mines that feed the refinery are located 40 kilometers to the north of the refinery in the Mocho Mountains. The bauxite mining rights are owned by Jamalco. The bauxite mined in the Mocho Mountains is transported to the refinery on a railway owned by the joint venture. Jamalco also manages a port at Rocky Point,

ALUMINA LIMITED

2005 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

located south of the alumina refinery. The port is connected to the refinery by rail. Bauxite is also sourced from leases in Harmons Valley and the Manchester Plateau. The mining operations on those leases are being undertaken jointly by AWAC and Alpart, a Jamaican bauxite mining joint venture owned by Glencore (65%) and Hydro Aluminium of Norway (35%) with mining activity carried out by a contractor on behalf of the joint venture.

Jamalco’s alumina refinery, completed in 1972, is located 72 kilometers west of Kingston. The refinery’s nominal capacity is 1.25 million tonnes per annum after completion of the 250,000 tonne expansion in November 2003. The completion of the expansion was part of an agreement to invest US$115 million to expand the refinery and remove from Jamalco the nearly 30-year-old levy on bauxite. The removal of the levy, along with the expansion, reduced operating costs by 30%.

The refinery produces smelter grade alumina, and production was higher in 2005 compared with production for 2004. Energy for the refinery is provided by oil powered turbines. Any surplus power produced is sold into the Jamaican public electricity grid and the refinery can draw power from the grid if necessary.

In May 2005 AWAC and the Government of Jamaica approved plans to immediately expand the Jamalco alumina refinery in Clarendon, Jamaica by 150,000 mtpy as part of an overall 1.5 million mtpy capacity expansion. This expansion is to be completed in two phases. The initial phase will add 150,000 mtpy of capacity by the end of 2006 at a cost of US$77 million; the second phase of 1.35 mtpy is targeted for completion during 2008, at a total estimated project cost of US$1.2 billion, although commencement of construction is conditional upon finalization of an agreement to bring natural gas from Trinidad to Jamaica and the Jamalco refinery.

On completion of the total project, AWAC’s ownership of Jamalco will increase from 50 per cent to approximately 77 per cent. The Government of Jamaica will retain ownership of the remaining 23 per cent.

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

The consortium has long term bauxite purchase contracts with MRN which has mines located at Trombetas within the State of Para in northern Brazil. Abalco holds a 9.6% interest in MRN after incorporating Reynolds Metals Company’s 5% interest in MRN into AWAC in December 2002. The remaining interest in MRN is jointly owned by affiliates of Alcan, Companhia Brasileira de Aluminio, Companhia Vale do Rio Doce, BHP Billiton Plc and RC Norsk Hydro. MRN’s mines produce approximately 17.4 million tonnes of bauxite each year. Bauxite is transported approximately 1,400 kilometers by ship to the refinery.

A maritime terminal owned by the consortium and equipped with an alumina ship loader and bulk materials ship unloader is situated adjacent to the refinery. These facilities are used to ship both bauxite and steaming coal into the refinery and alumina out.

Construction of a 2.1 mtpy expansion of the Alumar alumina refinery has been commenced by the consortium partners. On completion, planned for the second half of 2008, total refinery capacity will increase to 3.5 mtpy. AWAC has a 54 per cent interest in the expansion, or 1.08 mtpy of capacity.

ALUMINA LIMITED

2005 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Juruti

In December 2004, Alumina Limited acquired from Alcoa a 40 per cent interest in the Juruti bauxite deposit in Brazil. A new bauxite mine is being developed at Juruti, owned 100 per cent by AWAC, to supply the Alumar refinery expansion. The Juruti mine will initially produce 2.6 million tones of bauxite per year to supply AWAC’s requirements for alumina to be produced at the expanded Alumar facility, with the ability for further expansions at incremental investment. The Juruti mine development is an important part of AWAC’s strategy to own high-quality, low-cost bauxite deposits that are close to its refineries.

AWAC’s total investment for the Alumar refinery expansion and the Juruti mine development is estimated to be US$1.0 billion, to be spent over the 2006-2008 timeframe.

Spain

San Ciprian Refinery

AWAC owns and operates the San Ciprian alumina refinery, which is located on the western coast of Spain. AWAC acquired the refinery in February 1998 from Alcoa for US$113 million following Alcoa’s acquisition of the principal alumina and aluminium assets of Spain’s state owned aluminium producer, Industria Espanola del Aluminio (“Inespal”).

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

Approximately 70% of alumina produced at the San Ciprian refinery is metallurgical grade, which is supplied primarily to Alcoa’s smelters in Spain. The balance of production is non-metallurgical grade alumina that is largely sold as commodity hydrate alumina to chemical manufacturers. A small portion of the non-metallurgical grade alumina is also sold as calcined aluminas. The location of San Ciprian within the European Union allows commodity grade alumina to be sold within Europe without attracting the relatively high tariffs imposed on non-European suppliers.

Ghana

In Ghana, a feasibility study is continuing that may provide Alcoa, AWAC and the Government of the Republic of Ghana with an agreement to develop bauxite mining, alumina refining, smelting and rail infrastructure. AWAC will participate in the bauxite and alumina operations in Ghana. This study is scheduled for completion by the end of 2006.

Vietnam

Alcoa announced in April 2006 that its AWAC affiliate has signed a memorandum of understanding (MOU) with Vietnam National Coal-Minerals Industries Group (Vinacomin) where the parties will explore the feasibility of creating a joint venture to develop a bauxite mine and alumina refinery in the Dak Nong Province of Vietnam.

The MOU calls for creation of a joint venture to explore feasibility of construction and operation of an alumina refinery located in the Gia Nghia bauxite deposit area in Dak Nong Province, with first stage capacity between 1.0 and 1.5 mpty, and expansion opportunities from there.

ALUMINA LIMITED

2005 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ii) Alumina Specialty Chemicals

AWAC announced on 27 February 2004 that it had completed the sale of its specialty chemicals business to two private equity firms led by Rhone Capital LLC for approximately US$342 million.

The Specialty Chemicals business consisted of 11 operating facilities in six countries around the world. In addition to facilities in North America, Europe, Japan, and an equity stake in Australia, Specialty Chemicals operated production and processing centers in China and India. Products were sold into a wide range of end markets including the steel, cement, petrochemical, plastics, automotive, non-ferrous metal production, ceramics, carpet manufacturing and electronics industries. Specialty Chemicals had annual revenues of approximately US$360 million in 2003, and employed approximately 800 people. AWAC’s results for 2004 included 2 months of operating profit from Specialty Chemicals.

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

iv) Markets and Competition

The alumina market is competitive, with many active suppliers and commodity traders, although in recent times there has been significant industry rationalisation through the mergers of Alcoa/Inespal, Alcoa/Reynolds Metal Company. Alcan/Algroup and Alcan/Pechiney. The majority of products are sold in the form of smelter grade alumina with about 10% of total alumina production being used to make alumina based chemicals.

Alumina supply is critical to aluminium smelter operations and, in addition to price, reliability of supply, quality and delivery are key factors in contract negotiations. Contracts for smelter grade alumina are usually for a multi-year time period. Pricing mechanisms have changed over time from primarily fixed amounts and terms to where a substantial portion of present day contracts are related wholly or in part to the price of aluminium traded on the LME. Nonetheless, the average price for alumina is less volatile than that for aluminium metal.

Markets

AWAC’s largest customer for its alumina production is Alcoa’s primary smelting group in 2005 accounting for approximately 40% of AWAC alumina production. Remaining sales are usually under long term contracts which are referenced to the LME aluminium price. A small percentage of production has been sold into the spot alumina market.

A majority of world production of alumina is sold under long-term contracts which typically have alumina prices based on a percentage of the recent aluminium metal prices. The spot market for alumina is limited, with prices tending to be volatile.

ALUMINA LIMITED

2005 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The price paid for the AWAC production by Alcoa smelters (excluding the Alumax smelters acquired by Alcoa in 1998) is currently determined by applying the weighted average of:

•	the prices received by AWAC from the sale of alumina to unrelated third parties; and

•	the contract price paid by the Alumax smelters set under the contracts negotiated when the Alumax smelters were still unrelated to Alcoa.

Alcoa and Alumina are reviewing the terms of supply by AWAC of alumina to Alcoa’s primary smelting group.

Alumina produced in Australia by AWAC is shipped to its primary aluminium smelters at Point Henry and Portland in Victoria, or to overseas customers, principally in South Africa, the Middle East, South East Asia, Russia, China, South America and North America.

Employees

At the end of 2005, AWAC had approximately 7,219 employees in its locations compared with approximately 7,019 in 2004 and 8,140 in 2003. The number of employees by segment was:

	2005	2004	2003
Alumina	6,148	5,751	5,950
Aluminium	1,060	980	1,130
Chemicals & Other	11	288	1,060

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

ALUMINA LIMITED

2005 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Since 1994, Alcoa has supported one of the largest and most comprehensive occupational health studies carried out in Australia. Called Healthwise the study is being conducted by researchers at Monash University and the University of Western Australia.

This study is designed to assess whether there is any relationship between certain health outcomes and working at Alcoa in Australia. It consists of three separate studies:

•	A long-term cancer incidence and mortality study among current and former employees,

•	A cross-sectional respiratory health study of existing employees in 1995/96, with results reported in 1996, and

•	A respiratory health study of new employees since 1995.

The cancer and Mortality Study compares cancer rates and causes of death among current and former Alcoa employees against the general population by matching employee information with national cancer and death registries. As well as cancer incidence, it examines the four major causes of death: circulatory disease, respiratory disease, cancer and injury/trauma.

A first search of the national cancer and death registries until the end of 1996 was reported in 2002, and a second analysis of data to the end of 2002 was completed and reported in 2004, the findings included:

•	There was a lower overall risk of death in Alcoa employees compared to the general population.

•	Mortality rates for the four major categories of death (circulatory disease, respiratory disease, cancer and injury/trauma) were all lower in Alcoa employees than in the general population.

•	The total cancer incidence rate in Alcoa employees was lower than the general population.

•	When individual types of cancers were assessed separately in the refining and smelting operations, most types of cancer occurred only as often as would have been expected based on general population rates.

For some types of cancer, there were slightly more cases than would have been expected. However, as this study is still at a relatively early stage and exposure data has not yet been examined, it is neither appropriate nor possible to link any cancer type with a specific work area or exposure.

The next steps in this study are to examine the cancers found to have occurred slightly more frequently than expected and investigate duration of employment, workplace exposures and the role of smoking. Further analysis has been conducted on cancer incidence data for Kwinana refinery, including analysis for specific work locations. This found Kwinana employees had no more cancers than would be expected in the general population. This was true across the total refinery and in three work locations alleged by a small group of community activists to be areas of concern. A third round of national cancer and death registry matching will take place in 3 to 5 years time when further data are available.

Recruitment of new employees into the new starters respiratory health study, which began in 1995, was completed in 2004. Analysis began in 2005 on the respiratory test data collected annually on these employees since 1995. This includes quantitative exposure data analyses to see if there are associations between any respiratory function changes and exposures to specific substances. Once analyses are complete, results for this study are expected to be reported in 2006 for the Victorian Operations and in 2007 for the WA Operations.

C. Organisational Structure

The “Alumina Group” consists of the parent company, Alumina Limited and its subsidiaries. Alumina is incorporated and listed in Australia. Alumina’s sole businesses which are operated through AWAC include bauxite mining, alumina refining and aluminium smelting operated through the AWAC joint venture with Alcoa Inc.

ALUMINA LIMITED

2005 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(“Alcoa”). While not itself a legal entity, AWAC is the reference term given to an unincorporated joint venture commenced on January 1, 1995 by Alumina and Alcoa in combining their respective bauxite, alumina and alumina-based chemicals businesses and interests. The assets of the joint venture are held 40% by the Alumina Group and 60% by Alcoa, with the Alumina Group’s interests held through Alumina International Holdings Pty Ltd and Alcoa of Australia Ltd as described below.

•	Alumina International Holdings Pty Ltd – Incorporated in Australia this company holds all entities in the Alumina Group’s AWAC joint venture (except for Alcoa of Australia Ltd, see below) through its direct and indirect interests, totalling 40% in each of Alcoa World Alumina LLC, Alcoa Caribbean Holdings LLC, Alumina Espanola SA, Abalco SA and Alcoa Chemie Nederland BV (sold in February 2004 as part of the Alumina Specialty Chemical Sale- refer Item 4B(ii)) and Alcoa Chemie GMBH (sold in February 2004 as part of the Alumina Specialty Chemical Sale- refer Item 4B(ii)). It is wholly owned by Alumina.

•	Alcoa of Australia Ltd – Incorporated in Australia, and 40% owned by Alumina, this company is a significant entity in the Alumina Group’s AWAC joint venture, with integrated bauxite mining, alumina refining and aluminium smelting facilities in Australia.

The AWAC entities’ assets include the following interests:

•	100% of the bauxite mining, alumina refining, and aluminium smelting operations of Alcoa of Australia;

•	100% of the refinery assets at Point Comfort, Texas, United States (“Point Comfort”);

•	various interests in mining, refining and smelting assets in Suriname ;

•	a 50% interest in mining and refining assets in Jamaica;

•	an 18.9% interest in the São Luis refinery in Brazil and a 9.6% interest in the bauxite mining operations of Mineracao Rio Do Norte, an international mining consortium. AWAC also owns disproportionate expansion rights to the São Luis alumina refinery;

•	100% of the Juruti bauxite deposit in Brazil;

•	100% of the refinery and alumina-based chemicals assets at San Ciprian, Spain;

•	A 45% interest in Halco, a bauxite consortium that owns a 51% interest in Compagnie Guinée; and

•	100% of the bauxite and alumina shipping operations (“Alcoa Steamship”).

In December 2003, Alumina increased its interest in Alcoa of Australia to 40% (and AWAC’s interest to 100%) through purchasing QBE Limited’s 0.75% interest by issuing 18,372,881 shares in Alumina.

D. Property, plant and equipment

Alumina’s property, plant & equipment consist only of various pieces of office furniture and equipment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

As permitted by SEC release No. 33-8567 – First-time application of International Financial Reporting Standards – this Annual Report on Form 20-F for our fiscal year ended December 31, 2005, our first year of reporting under A-IFRS, contains only two, rather than three, years of income statements, balance sheets, changes in shareholders’ equity and cash flow statements prepared in accordance with A-IFRS. For a discussion of these items as they relate to prior fiscal years, please refer to our previously filed Annual Reports on Form 20-F.

ALUMINA LIMITED

2005 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, which are included in this annual report. Those Consolidated Financial Statements have been prepared in accordance with the A-IFRS, which differs in certain respects from US GAAP. A discussion of the principal differences between A-IFRS and USGAAP as they relate to Alumina and a reconciliation of net income, comprehensive income, certain balance sheet items, shareholders’ equity and cash flows to US GAAP is provided in Note 33 to the Consolidated Financial Statements. Unless noted otherwise, amounts and disclosures of accounting matters made in this section are determined in accordance with A-IFRS. The critical accounting policies adopted by Alumina are described below.

Critical Accounting Policies

Alumina

The critical accounting policy relating to the continuing operations of Alumina is outlined below. This policy is deemed critical as estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances to ascertain the various US GAAP adjustments to translate AWAC’s net assets and net profit into A-IFRS compliant values. Alumina’s significant accounting policies are described in Note 1 to its consolidated financial statements.

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

AWAC

AWAC’s significant accounting policies are summarized on pages 5 to 10 in the AWAC Combined Financial Statements. Some of AWAC’s accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on AWAC’s historical experience, terms of existing contracts, management’s view on trends in the alumina/aluminium industry and information from outside sources.

Management believes the following critical accounting policies, among others, affect AWAC’s more significant judgments and estimates used in the preparation of AWAC’s consolidated financial statements and could potentially impact AWAC’s financial results and future financial performance.

AWAC’s critical accounting policies include those discussed below.

Derivatives and hedging – The fair values of all outstanding derivative instruments are recorded on the Statement of Financial Position in other current and non-current assets and liabilities. The ineffective portions are recorded in other income or expense in the current period. Under A-IFRS, realized or unrealized gains and losses on the hedging contracts are deferred in other assets or other liabilities until the underlying transaction takes place. When the underlying transaction takes place gains, losses, premiums and discounts are taken to the profit and loss as part of sales revenue or costs. If a contract ceases to qualify as an effective hedge then all premiums, discounts, gains and losses are recognized in the profit and loss.

Inventory valuation – Inventories within AWAC are carried at the lower of cost or market value, whereby cost is generally determined under the last in, first out (LIFO) method. This method is not allowed under A-IFRS. Alumina adopt the first in, first out (FIFO) valuation methodology in the A-IFRS and USGAAP financial statements.

Foreign currency – The local currency is the functional currency for AWAC’s significant operations outside the U.S., except in Brazil, Jamaica and Suriname, which use the U.S. dollar. The determination of the functional currency in these countries is made on the appropriate economic and management indicators.

ALUMINA LIMITED

2005 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Environmental Expenditure - Expenditures for current operations are expensed or capitalized, as appropriate. Expenditure relating to existing conditions caused by past operations, and which do not contribute to future revenues, are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability may include elements of costs such as site investigations, consultant fees, feasibility studies, outside contractor expenses and monitoring expenses. Estimates are generally not discounted or reduced by potential claims for recovery. Claims for recovery are recognized as agreements are reached with third parties. The estimates also include costs related to other potentially responsible parties to the extent AWAC has reason to believe such parties will not fully pay their proportional share. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity, and other factors that may be relevant, including changes in technology or regulations.

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

Asset Retirement Obligations – AWAC recognizes asset retirement obligations (“AROs”) related to legal obligations associated with the normal operation of AWAC’s bauxite mining, alumina refining and aluminium smelting facilities. These AROs consist primarily of costs associated with spent lining disposal, closure of bauxite residue areas, mine reclamation, and landfill closure. AWAC would also recognize an ARO for any significant lease restoration obligation if required by a lease agreement. The fair value of these AROs are recorded on a discounted basis, at the time the obligation is incurred, and accreted over time for the change in present value. Additionally, AWAC capitalizes asset retirement costs by increasing the carrying amount of the related long-lived assets, and depreciating these assets over the remaining useful life.

Mine Development Costs- Mine development costs, classified on the combined Statement of Financial Position as other non-current assets and deferred charges, are generally, deferred and amortized over the period during which the resources are extracted on a units-of-production basis. Applicable exploration costs are charged to expense in the year any program is abandoned.

Stock-Based Compensation- Certain employees of AWAC receive stock options under Alcoa’s Long Term Incentive Stock Plan and AWAC receives charges for stock option exercises under this plan. AWAC accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations using the intrinsic value method.

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

Alumina Limited’s 40% share of AWAC’s continuing operations during the three year period to December 31, 2005 was characterized by a focus upon:

•	continuing to match AWAC production to market conditions;

ALUMINA LIMITED

2005 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

•	expansion of existing AWAC operations through brownfield expansions and increasing capacity through operational improvements gained by de-bottlenecking operations and improving efficiencies; and

•	seeking to increase production where possible to benefit from higher alumina and aluminium prices.

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

AWAC was protected, to some degree, from higher energy prices in 2005 through its energy price hedging program. In 2006 AWAC will be more exposed to movements in the market prices of oil and gas. Costs of raw materials and energy, particularly oil and gas remain high during 2006, which will increase AWAC’s production costs.

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

ALUMINA LIMITED

2005 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The electricity supply to AWAC’s smelters is primarily under 30 year contracts expiring in 2014 and 2016. The cost of electricity is the largest individual cost in the production of aluminium. The level of electricity tariffs available after the expiry of these contracts is material to the level of smelter production costs and profitability.

Political Risk

AWAC operates in a number of countries, some of which have a higher political risk than Australia. Political activities in these countries may be destabilizing and disruptive to AWAC’s operations. The impact of any such disruption could range from a minor increase in operating costs or taxes to a materially adverse impact, such as the closure of an operation.

Development of Projects and Production Performance

AWAC’s ability to sustain or increase its current level of production, and therefore its (and hence Alumina Limited’s) profits in the medium to long-term, is partially dependent on the development of new projects and on the expansion of existing operations.

Alumina Limited’s Cash Flows

Alumina Limited’s cash flows will be generated primarily from distributions made by AWAC, by way of dividend or capital return. The Strategic Council, which is 60% controlled by Alcoa’s nominees, determines the timing and magnitude of AWAC dividends and capital returns, subject to the relevant provisions of the AWAC Agreements. Alumina Limited cannot unilaterally determine AWAC’s dividend policy or the quantum or timing of dividends to be paid by AWAC. AWAC must distribute by way of dividends, in each financial year, at least 30% of the net income of the prior year of each of the entities comprising AWAC, unless the Strategic Council agrees by a super majority vote to pay a smaller dividend. The past practice of AWAC, confirmed by the Strategic Council in September 2002, had been to distribute 100% of free cash flow from the AWAC entities. Alcoa’s current policy is that AWAC should fund growth in production from internally generated cash flow. This has reduced dividends paid by AWAC.

2005 Performance Compared to 2004

    Overview – Alumina Limited

Alumina’s consolidated net profit after tax from continuing operations was A$315.6 million for the year ended December 31, 2005 compared with A$316.4 million for the year ended December 31, 2004. This decrease in 2005 compared to 2004 was due to the following:

Share of net profits of associates using the equity method

Share of net profit of associates increased by $53.6 million to $337.1 million. Higher US$ sales revenue from a stronger alumina and aluminium prices (average realized alumina third party price of US$239 per tonne in 2005 versus US$207 per tonne in 2004 and an average LME aluminium price of US86c/lb in 2005 versus US78c/lb in 2004) was partially offset by higher maintenance costs, increased prices for energy and raw materials and a stronger average Australian dollar.

Other income

Other income decreased by $44.5 million to nil. The key points to note are:

•	profit of $43.4 million on the sale of AWAC’s Specialty Chemicals business in 2004.

•	foreign exchange gains of $1.1 million in 2004.

Expenses from ordinary activities

Expenses from ordinary activities increased by $1.5 million to $10.2 million. The key points to note are:

•	Higher costs in 2005 due to legal and accounting costs associated with the restructure of Alcoa of Australia and accounting costs relating to the implementation of A-IFRS.

ALUMINA LIMITED

2005 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

•	Reduction in the provision for the WMC Resources employee stock appreciation plan as a result of the lower Alumina share price offset the above increase.

Borrowing Costs

Borrowing costs increased by $7.2 million to $15.3 million due to additional drawdown of debt and to higher average 2005 interest rates on Alumina’s US$ borrowings.

Income tax credit/expense on ordinary activities

In 2005 Alumina disclosed an income tax expense of $nil following an expense of $3.7 million in the prior year. The key points to note are:

•	Attribution income tax of $4.0 million on Specialty Chemicals business sale during 2004, and;

•	Offset by $15.2 million expenses which are either non-deductible or against which no income was earned to claim a deduction in 2005.

Alumina’s net cash inflow from operating activities from continuing operations for 2005 was A$72 million, compared to A$148.5 million in 2004. Lower dividends from associates, lower interest revenue from third parties and higher borrowing costs were the main factors driving lower cash from operating activities.

During 2005 Alcoa of Australia declared a special fully franked dividend of A$800 million (Alumina’s share A$320 million) all of which was immediately subscribed to Alcoa of Australia for the purchase of new shares.

Alumina’s cash outflow relating to investing activities from continuing operations was A$8.2 million, compared to a cash inflow of A$73.4 million in 2004. This decrease in cash flows from investing activities in 2005 was principally affected by the $109 million received from the sale of AWAC’s Specialty Chemicals business, which was partly offset by the purchase of the 40% interest in the Juruti bauxite deposit, both during 2004.

Alumina’s net cash outflow from financing activities for continuing operations decreased to A$168.4 million, compared to A$268.4 million in 2004. Key changes were:

•	additional drawdown of A$52.8 million (US$40 million) in 2005 compared to a net repayment of borrowings amounting to A$54.6 million in 2004 (comprising drawdown of A$10.1million (US$8 million) and the repayment of A$64.7 million (US$48 million)).

•	proceeds from the issue of shares decreased to A$11.6 million from A$19.3 million in 2004. The shares were issued in connection with the WMC employee option plan discussed below in Section 6.E; and

Alumina’s net assets increased in 2005 by $118.3 million to $1,530.2 million. The key points to note are:

•	Investment in associates increased by $292.8 million to $1,994.9 million. The increase was attributable to the dividend reinvested as equity in Alcoa of Australia amounting to $320 million, an increase of $37.5 million in AWAC’s reserves and the impact of the lower Australian dollar. These increases were offset by Alumina’s shortfall of equity share of profits over dividends received by $78.8 million.

•	Cash decreased by $102.7 million to $15.2 million, for the reasons noted above in the discussion on Alumina’s cashflow from operating, investing and financing activities.

•	Interest Bearing Liabilities increased by $80.8 million to $478.7 million. During 2005 Alumina borrowed an additional US$40 million and the weaker Australian dollar at December 31, 2005 increased the Australian dollar value of debt by $28 million.

•	Other liabilities decreased by $9.5 million from $10.7 million. The decrease relates to accrual of costs in 2004 for the second tranche payable on the Juruti acquisition amounting to $8.4 million paid in 2005.

ALUMINA LIMITED

2005 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Alumina’s equity increased by $118.3 million to $1,530.2 million. The key points to note are:

•	$315.6 million of net profits for 2005.

•	$35.6 million representing effective hedge adjustments taken to equity.

•	Offset by payment of 20.0 cents per share of dividends ($232.8 million) and an $11.5 million net exchange difference recognized in equity.

•	Former employees of WMC Resources exercised 2,534,600 options (increase in equity by $11.6 million).

Overview - AWAC

2005 Performance Compared to 2004 Performance

US GAAP (US$ million)

	2004 Full Year	2005 Full Year
Total Sales
Third-party sales	2,435.6	2,829.6
Related party sales	1,396.4	1,670.2

Total Sales	3,832.0	4,499.8

Net Income (after tax)	588.5	644.6

AWAC’s 2005 sales revenue of US$4,499.8 million (including sales to parties related to AWAC of US$1,670.2 million) was 17.4% higher than 2004 sales revenue of US$3,832.0 million (including sales to related parties of US$1,396.4 million). The increase in sales revenue in 2005 was principally due to a stronger aluminium market (average LME aluminium price in 2005 of US86 cents per pound versus 2004 average of US78 cents per pound). Alumina production increased to 13.7 million tonnes (2004: 13.6 million tonnes) with five refineries achieving annual production records. Aluminium production decreased from 386,000 tonnes in 2004 to 377,000 tonnes in 2005. The following table shows AWAC’s production information for 2004 and 2005.

AWAC Historical Production (100%) and LME Aluminium Price

AWAC Production Performance	2004 Full Year	2005 Full Year
Alumina Production (million tonnes)	13.6	13.7
Aluminium Production (‘000 tonnes)	386	377
LME Aluminium Price (US$/lb)	0.78	0.86

AWAC’s net income of US$644.6 million in 2005 represented an increase of 9.5% compared to 2004. The improvement in 2005 was due largely to the price factors discussed above and increased production of alumina. The total costs of sales for 2005 was 23% higher than 2004. AWAC production costs for alumina rose by US$26 per tonne, principally due to higher input costs for energy, caustic soda and purchased bauxite, higher freight costs, increased maintenance and a higher A$ exchange rate.

ALUMINA LIMITED

2005 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The average aluminium price as quoted on the London Metals Exchange (LME) increased 10 per cent in 2005. In December, the three-month LME aluminium price reached US$1.04 per pound, the highest level since 1989. Higher LME aluminium prices reflect increased worldwide demand, particularly arising from strong economic growth in China, resulting in a tightening global supply/demand balance.

During 2005, consumption of aluminium increased in major markets, with the exception of Japan, where consumption was unchanged. LME aluminium inventories decreased by 7 per cent during the year to 645,000 tonnes at year end, equivalent to approximately six weeks of worldwide consumption.

Aluminium consumption in China rose by more than 1 million tonnes, an increase of 16 per cent year on year, with strong demand to meet growth in construction, transport infrastructure and industrial production. Most of the alumina required to supply this Chinese growth is sourced from domestic producers or is imported under long-term contracts, with a significant volume purchased on the spot market.

Increases in the price of alumina sold under long-term contracts were achieved through 2005, due to higher aluminium prices and improved contract pricing in a tightening worldwide supply/demand balance for alumina. Spot alumina prices also remain high due to increasing demand, particularly from China.

In addition, materially higher power costs continue to have an impact on the aluminium industry, causing several aluminium smelters in Europe and North America to cease production. These market conditions are favourable to AWAC in renewing customer alumina supply agreements in 2006.

The majority of AWAC customer sales are long-term contracts, with only a small percentage sold on the spot market.

Alcoa is AWAC’s largest customer, with sales of alumina from AWAC to Alcoa being priced at the average of AWAC’s third-party (non-Alcoa) sales. Third-party sales include those made to Alumax smelters under a long-term contract, which had been entered into before Alcoa purchased Alumax in 1998.

AWAC’s profit will continue to be most sensitive to changes in the aluminium price and the A$/US$ exchange rate.

AWAC’s net cash inflow from operating activities increased to US$802.4 million, compared to US$660.8 million in 2004. The 21.4% increase in 2005 was primarily due to higher aluminium and alumina realised prices.

Net cash outflow from financing operations decreased to US$165.2 million, compared to US$308.2 million in 2004. Key changes were:

•	Reduction in level of dividends paid to partners of US$139.2 million.

•	Contribution by partners of US$21.1 million in 2005 compared to US$33.3 million in 2004 following the purchase of Alcoa’s interest in the Juruti bauxite project in Brazil.

•	Decrease of debt by US$4.2 million in 2005 compared to US$20.2 million in 2004.

Net cash outflow from investing activities increased in 2005 to US$624.7 million, compared to US$231.7 million in 2004. The increase is due to increased capital expenditure due to the Pinjarra refinery capacity upgrade and early work on the Jamalco, Alumar and Juruti projects. The increase in capital expenditure supports AWAC’s strategy to grow low-cost refinery capacity to meet increasing alumina demand and provide long-term growth, and is forecast to continue over the next three to four years.

ALUMINA LIMITED

2005 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

B. Liquidity and Capital Resources

The ability of Alumina and its subsidiaries to generate cash internally is influenced by the following major factors:

•	the level of world commodity prices and exchange rates to which AWAC’s revenue is substantially exposed;

•	the level of sales and cost performance by AWAC;

•	the amount of dividends received from AWAC; and

•	the amount of capital expenditure required by AWAC to develop new projects or maintain or expand existing operations, (refer to Item 4 Section B for discussions of the upgrade/expansions of Pinjarra and Suriname refineries, potential expansions of Wagerup, and Jamalco refineries, development of the Juruti bauxite deposit and Alumar refinery, potential investment in a refinery in Guinea, and potential acquisition of an interest in the Pingguo bauxite/alumina assets).

We expect these factors will continue to influence Alumina’s liquidity and capital resources in future years.

In addition, because Alumina is a holding company that does not conduct any material operating businesses, its ability to pay dividends and meet other obligations is dependent almost entirely on, and would be limited by, the amount of dividends received from its subsidiaries and investments.

The AWAC Agreements state a preference to finance its activities from cash flow of the affiliated operating entities and from borrowings. The AWAC Agreements limit leveraging to a maximum ratio of debt (net of cash) to total capital of 30% (a super majority vote of the Strategic Council is required to exceed this limit). Alcoa’s stated view is that AWAC should use available cash flow to meet its financing needs, such as funds needed for expansion commitments. This method of funding expansion projects would reduce dividends paid by AWAC during the period of funding and would require loans between AWAC entities. Such loans require the agreement of Alcoa and Alumina. The Company and Alcoa are working on a funding plan in respect of AWAC’s growth projects. Should the aggregate annual capital budget of AWAC still require, after utilising available cash flow, an additional contribution from Alumina Limited and Alcoa, then the parties contribute their proportionate share thereof subject to the provisions set out in the AWAC Agreements. AWAC may make an annual capital request of up to US$1 billion following a decision by a majority vote of the Strategic Council, of which Alcoa Inc. has majority voting power.

The upgrade and expansions of the Pinjarra and Suriname refineries have been funded from operating cashflows. The use of operating cashflows for the Pinjarra upgrade has resulted in a lower payout of dividends from Alcoa of Australia during the period of the upgrade. Notwithstanding that, Alumina intends, subject to business conditions, to at least maintain dividends to Alumina shareholders at current levels through the current growth phase. Alumina Limited’s preference is that Alcoa of Australia Ltd distributes by dividends its franking credits as far as possible.

During 2005, Alcoa of Australia, declared a special fully franked dividend of A$800 million (Alumina Limited share A$320 million), all of which was immediately subscribed to Alcoa of Australia for the purchase of new shares. This transaction, which was the subject of a prior ruling by the Australian Taxation office, has ensured that Alumina Limited is able to declare dividends, at least at the current levels, on a fully franked basis through until the end of 2007. Alumina is working with Alcoa on a plan which, if agreed and implemented, would meet the Company’s objective of increasing franking credits available to Alumina shareholders and also meet Alcoa’s funding objectives. The extent to which franking levels can be increased after 2007 beyond that achieved from the dividends representing 30% of AWAC’s profits, will depend upon the successful outcome and implementation of this work, or on further dividends being paid by Alcoa of Australia beyond the 30% minimum stipulated in the AWAC Agreements.

Alumina intends utilizing any dividends received in the next 3 to 4 years from AWAC entities other than Alcoa of Australia to fund its corporate and financing costs and capital requirements.

ALUMINA LIMITED

2005 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Alumina’s gross debt at December 31, 2005 was A$478.7 million offset by cash assets of A$15.2 million. Subsequent to year end Alumina paid a final 2005 dividend of A$116.6 million and received a dividend from Alcoa of Australia of A$145.6 million. AWAC had a cash surplus net of debt at December 31, 2005 of US$115.4 million. AWAC operating cashflow for 2005 was US$802.4 million.

In relation to the potential expansions of Wagerup and Jamalco refineries, and the development of the Juruti bauxite deposit and Sao Luis refinery expansion, AWAC has yet to determine the manner in which they will be funded.

Alumina has committed debt facilities in the form of short term bank debt (364 day facilities) totaling A$700 million extended to December 2006. Alumina’s sound financial structure, together with AWAC’s strong cash flow and ungeared balance sheet, means that Alumina Limited is well placed to participate in potential expansions.

Funds generated from continuing operating activities were A$72.0 million for the year ended December 31, 2005, compared with A$148.5 million in 2004. This decrease was a result of lower dividends from associates together with higher borrowing costs.

Working capital was negative A$464.8 million at December 31, 2005, compared to negative working capital of A$290.3 million at December 31, 2004. The negative working capital is primarily due to $478.7 million of short-term borrowings. Alumina Limited’s net debt increased during the year from A$280 million to $A463.5 million, reflecting the lower level of dividends paid by AWAC, as a significant part of AWAC’s cash flow was invested in refinery expansions. An additional drawdown of US$40 million was made during the year. The movement in the A$/US$ exchange rate during the year increased Alumina’s US$ borrowings by A$28 million when translated into Australian dollars. The short term loan facilities are available for general corporate purposes. All facilities are 364 day facilities. The short term facilities are expected to be replaced with medium term facilities during 2006.

Gross debt drawn down under the Company’s short term debt facilities was A$478.7 million at December 31, 2005 and A$397.9 million at December 31, 2004 as a result of drawing down a further US$40million (A$52.8 million) and the impact of the A$/US$ exchange rate as stated above.

The maturity of debt is outlined in Note 16 in the Consolidated Financial Statements. Alumina’s current debt facilities are short term US dollar borrowings, reflecting the modest debt level and low short term interest rates. The key funding principles inherent in Alumina’s Treasury policies are:

•	conservative levels of debt should be maintained over the longer term to ensure that the Company’s activities and growth are not debt constrained;

•	debt should be sourced at the most competitive price available, although this needs to be balanced against having a diversity of sources and a managed maturity profile;

•	debt tenor and currency should reflect asset life, currency exposure and overall level of debt.. A core amount of long-term debt would generally be retained with the balance in short-term and medium-term debt due to its lower cost and repayment flexibility;

•	project finance should be utilised where warranted by risk management considerations (country or project specific);

•	where foreign currency assets are acquired, raising debt in that currency should be examined to achieve a balance sheet hedge and reduce foreign exchange translation exposures; and

•	interest costs should be minimised if Alumina does not have assessable income for tax purposes.

Cash and current investments was A$15.2 million at December 31, 2005 compared with A$117.9 million at December 31, 2004.

Available sources of liquidity were represented by unused bank facilities at December 31, 2005 of A$221.3 million, as compared to A$302.1 million at December 31, 2004. The decrease was due in part, to Alumina Limited borrowing in US dollars which increased debt in Australian dollar terms by $28.0 million due to the movement in the A$/US$ exchange rate and also by drawing down a further US$40million (A$52.8 million) of debt during 2005. Alumina Limited will increase its debt facilities to ensure it has sufficient capacity for contribution to the Sao Luis and Jamalco refinery expansion projects. It is intended that these facilities will be put into place progressively. Alumina’s increased debt levels in the future will result in the Company’s interest costs rising significantly from 2006.

ALUMINA LIMITED

2005 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Capital expenditure was A$8.2 million for the year ended December 31, 2005, and A$41.1 million for the year ended December 31, 2004. The expenditures were attributable to the acquisition of the Juruti bauxite deposit in Brazil during 2004.

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

During 2005, WMC Resources was acquired by BHP Billiton.

New Accounting Pronouncements

Refer to Note 1(w) of the audited financial statements for new accounting pronouncements.

Australian Accounting Standards Board

The Australian Accounting Standards Board (“AASB”) has adopted International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after January 1, 2005. The AASB has issued Australian equivalents to IFRS (A-IFRS), and the Urgent Issues Group has issued interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of A-IFRS was reflected in the consolidated entity’s financial statements for the half-year ending June 30, 2005 and the year ending December 31, 2005.

Entities complying with A-IFRS for the first time were required to restate their comparative financial statements to amounts reflecting the application of A-IFRS to that comparative period. Most adjustments required on transition to A-IFRS were made retrospectively against opening retained earnings as at January 1, 2004. Refer to Note 1(a) of the Financial Report for further details.

ALUMINA LIMITED

2005 FORM 20-F

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

SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123”) was issued in December 2004. This standard requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. AWAC will begin expensing stock options as it is required, which is the first quarter of 2006, using the modified prospective approach. In addition, the company is required to reflect compensation expense for these individuals using the nonsubstantive vesting period approach, in which the compensation expense is recognized ratably over the requisite service period following the date of the grant. The accelerated vesting of the 2004 and 2005 stock options will reduce Alumina Limited’s after tax stock option compensation expense in 2006 and 2007 by $0.8 million.

SFAS No. 153, Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29 (“SFAS No. 153”), was issued in December 2004. This standard eliminates the exception for nonmonetary exchanges of similar productive assets to be measured based on the fair value of the assets exchanged and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This standard is effective January 1, 2006. This standard has no impact on Alumina Limited’s financial statements.

SFAS No. 154, Accounting for Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154”), was issued in June 2005. SFAS No. 154 requires retrospective application to financial statements of prior periods for changes in accounting principle that are not adopted prospectively. This statement is effective January 1, 2006. This standard has no impact on Alumina Limited.

In 2005, The FASB issued EITF 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry (“EITF 04-6”). EITF 04-06 requires that stripping costs incurred during the production phase of a mine are to be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred. EITF 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005. Alumina Limited is currently evaluating the impact of applying this standard

ALUMINA LIMITED

2005 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend Information

Relevant industry and market trends are discussed for Alumina and AWAC as a whole in Item 5A “Operating Results”.

E. Off- Balance Sheet Arrangements

Not applicable.

F. Tabular Disclosure of Contractual Obligations

An analysis of Alumina’s contractual and commercial commitments is set out in the table below.

	Amount of Commitment – December 31, 2005
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(A$ million)
Short term debt	478.7	478.7	—	—	—
Total on-balance sheet contractual obligations	478.7	478.7	—	—	—

	Amount of Commitment – December 31, 2005
Other Commercial Commitments	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(A$ million)
Operating lease commitments	0.3	0.1	0.2	—	—

Operating lease commitments relate to the corporate office facilities in Australia.

ALUMINA LIMITED

2005 FORM 20-F

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

As at December 31, 2005, the Directors of Alumina were:

Name	Position	Summary	Initially Elected or Appointed a Director	Age	Expiry of Current Term
Executive Directors

John Marlay	Chief Executive Officer	Joined WMC in August 2002, following role as Head of Strategy for RMC Group Plc in London. Mr Marlay was previously Executive General Manager Business Integration, Hanson Plc from 2000 to 2001, and Executive General Manager, Europe for Pioneer International Ltd from 1997-2000. He has held senior management roles with James Hardie Industries Limited and Esso Australia Ltd.	December 2002	57

Kenneth A Dean (4)	Alternate Director/ Chief Financial Officer	Mr Dean joined Alumina in October 2005 following the resignation of Mr Robert Davies. Mr Dean has extensive financial and resource sector experience gained from a 30-year career with Shell, both in Australia and overseas. He is also an independent non-executive director of Santos Ltd.	October 2005	53

Non-Executive Directors

Donald M. Morley(1)(2)(3)	Chairman	Former Director of WMC as the Director of Finance from 1983 until April 2001, Chief Financial Officer from April 2001-April 2002 and an Executive Officer of WMC from May 2002 to October 2002. Mr Morley retired from his executive duties on October 31, 2002. Mr Morley is also a director of Iluka Resources Ltd and SPARK Infrastucture Ltd.	December 2002	66	(5)

Peter A.F. Hay(1)(2)(3)	Director	Former Chief Executive Officer from July 2000 to July 2005 and member of the Board, and former Chief Executive Officer, of the national law firm Freehills; Director of Pacifica Group Limited and Chairman, Investment Banking, Carnegie Wylie and Company.	December 2002	55	(5)

ALUMINA LIMITED

2005 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Name	Position	Summary	Initially Elected or Appointed a Director	Age	Expiry of Current Term
Ronald J. McNeilly(1)(2)(3)	Director	Deputy Chairman BlueScope Steel Limited; Chairman of Worley Parsons Limited; Chairman of Melbourne Business School Limited; Past Director of BHP Billiton Limited, QCT Resources Limited and Tubemakers of Australia Limited. Past Executive Director Global Markets BHP Billiton Limited from 2001-2002; past Executive Director and President BHP Minerals from 1999-2001.	December 2002	62	(5)

Mark R. Rayner(1)(2)(3)	Director	Director of Boral Ltd since 1996; Director and CEO of Comalco Limited from 1978-1989, Deputy Chairman of Comalco Limited from 1989 to 1997, Executive Director of CRA Ltd from 1989 to 1995, Chairman of National Australia Bank 1997 to 2001, Chairman of Mayne Nickless 1997 to 2002, Chairman of Pasminco Limited 1992 to 2003.	December 2002	68	(5)

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nomination Committee
(4)	Mr Dean is an alternate director for Mr Rayner
(5)	As explained in Section C, Directors are subject to retirement by rotation. Donald M. Morley was re-elected as a director at the Company’s annual general meeting on May 2, 2003, Peter A.F Hay was re-elected as a director at the Company’s annual general meeting on April 21, 2004. Mr McNeilly and Mr Rayner were re-elected as directors at the 2005 annual general meeting. Mr Morley retired by rotation and was re-elected at the 2006 annual general meeting.

In addition to the Chief Executive Officer and Chief Financial Officer, there is one other executive officer appointed by and reporting to the Chief Executive Officer responsible for the day to day running of the business. As at December 31, 2005, the executive officers were:

Executive Officer	Position in 2005	Summary of Experience	Appointed as Executive officer
Stephen Foster	General Counsel & Company Secretary	Responsible for legal, company secretarial, shareholder services, insurance and human resources. Mr Foster joined WMC Limited in November 2002 following more than three years with Village Roadshow Ltd as Business Affairs Manager (Projects). Mr Foster previously held legal positions with WMC’s Legal and Treasury department from 1990 to 1999 and with Arthur Robinson & Hedderwicks (now Allens Arthur Robinson) from 1987 to 1990.	December 2002

ALUMINA LIMITED

2005 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

B. Compensation

For the year ended December 31, 2005, the aggregate amount of compensation paid and accrued to the Alumina directors and executives of Alumina was A$2,731,319 (compared to A$2,009,293 in 2004 and A$3,311,507 in 2003). The total amounts paid by Alumina in 2005 for retirement, superannuation or similar benefits amounted to A$0.1 million. There are no other contingent or deferred compensation arrangements accrued for executives or directors. The remuneration of individual directors and executives is presented in the tables below.

Non-executive directors remuneration January to December 2005	Director’s fee (1) A$	Other (2) A$	Total A$
Current Non-executive directors
Donald M. Morley (from 11/12/02)	212,500	19,125	231,625
Peter A. F. Hay (from 11/12/02)	110,000	9,900	119,900
Ronald J. McNeilly (from 11/12/02)	110,000	9,900	119,900
Mark R. Rayner (from 11/12/02)	110,000	9,900	119,900

(1)	Includes board and committee fees.
(2)	Includes Alumina’s contribution to superannuation. All employees of Alumina Limited are members of an accumulation category plan which offers a minimum contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account.

Executive director remuneration and executive remuneration January to December 2005	Fixed remuneration(1) A$	Other compensation(2) A$	Total remuneration A$
Current executive directors
John Marlay, Chief Executive Officer	739,500	418,321	1,157,821
Kenneth A Dean, Chief Financial Officer (commence 24 October 2005)	104,538	—	104,538
Robert D.J. Davies, Chief Financial Officer (resigned 31 October 2005)	364,250	42,514	406,764
Current senior executives
Stephen Foster, General Counsel and Company Secretary	305,083	165,788	470,871

(1)	Includes company’s contribution to superannuation. All employees of Alumina Limited are members of an accumulated category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account.
(2)	Other compensation includes incentive, parking, health management and executive indemnity insurance.

Prior to the demerger, the establishment of the WMC Employee Share Scheme was approved by shareholders at the Annual General Meeting held on 12 December 1987. Under the Scheme a number of plans operated. Fully paid shares, partly paid shares and share options were granted to employees since the establishment of the Scheme. Currently one Alumina Limited employee holds such options. These options remain exercisable until such time as their exercise periods expire. No issues have been made under this Scheme since the demerger.

For the purposes of the US GAAP FAS 123 disclosures in the financial statements included in this Annual Report, Alumina applies the Black-Scholes Model for valuation of WMC options issued to all employees. No options were granted in 2005, 2004 and 2003. In accordance with Accounting Principles Board Opinion No. 25, the Company does not recognize a compensation cost for share options because the exercise price equals the market price at the date of measurement on the date of grant. For options that are attached to performance hurdles, a compensation charge will only be required where the market price up to the measurement date exceeds the grant price.

There will be no further issues of shares or options under the WMC Employee Share Scheme. In February 2003, a share plan for Alumina employees was introduced. The plan provides rewards for employees based on Alumina’s performance against two peer indices. Actual rewards depend upon the performance of Alumina exceeding the performance of a percentage of companies in an index on a total shareholder return basis. All rewards for employees through this plan are directed to purchasing Alumina shares, with executive officers required to hold shares equivalent in value to 0.5 times their salary. These Alumina shares may only be released to executives once the multiple is exceeded and then only those shares over the multiple.

ALUMINA LIMITED

2005 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

At least 10 Board meetings are held each year. To increase knowledge of Alumina’s business, board visits are made to operational sites.

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

ALUMINA LIMITED

2005 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

ALUMINA LIMITED

2005 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The individual and collective performance of directors is evaluated annually. In 2005, the directors conducted a self-assessment process involving the completion and evaluation of detailed questionnaires on business and management matters. The results were analysed by the Board and used to establish new performance objectives.

It is company policy to not directly or indirectly extend or maintain credit, arrange for the extension of credit in the form of a personal loan to Directors and Executive Officers. This does not prohibit the use of a corporate credit card for business, with personal expenses being reimbursed.

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

The New York Stock Exchange (“NYSE”) Listing Rules, Section 303A, have a broad regime of new corporate governance requirements for NYSE-listed companies. Under the NYSE Listing Rules foreign private issuers, such as Alumina Limited, are permitted to follow home country practice in lieu of the requirements of Section 303A, except for the Listing Rule relating to compliance with Rule 10A-3 of the Securities Exchange Act of 1934 and certain notification provisions contained in Section 303A of the Listing Rules. Section 303A.09 of the Listing Rules, however, requires us to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. listed companies under NYSE Listing Rules. We have compared our corporate governance practices to the requirements of the Section 303A of the NYSE Listing Rules that would otherwise currently apply to foreign private issuers and note the following significant differences:

•	Our Nomination Committee Charter does not include the mandate to develop and recommend to the Board a set of corporate governance principles applicable to the corporation (which is largely a Board function).

•	The Nomination Committee charter does not include the mandate to oversee the evaluation of the Board and management. The Board undertakes a self evaluation, non executive directors evaluate the Chief Executive Officer, and the Chief Executive Officer evaluates other management.

•	Shareholders are not provided the opportunity to vote on certain new equity compensation plans or material revisions to existing equity compensation plans, such as the Company’s Employee Share Plan, which involves the purchase of shares on market by the Trustee of the Plan.

•	We have not published a set of corporate governance guidelines as set forth in Section 303A.09. However, we do provide information on corporate governance policies and practices as required by Australian Stock Exchange rules, which are available in our annual report and on the website.

Retirement and termination benefits

Chief Executive Officer

Under Mr Marlay’s December 2005 employment contract, which does not have a fixed term, either party may terminate the contract upon giving 12 months notice. The Company may make a payment in lieu of some or all of the 12 month notice period by payment of the fixed annual reward plus an amount equivalent to an STI payment at target performance, defined as “base remuneration”. The base remuneration amount will be reduced pro rata to the extent the notice period is required to be served.

If Mr Marlay’s employment is terminated on the basis of redundancy of the position or by Mr Marlay giving written notice to Alumina in the event of a Significant Change (which is defined to be if Alumina ceases to be listed on the Australian Stock Exchange, or if there is a significant change to his status and/or responsibilities which is detrimental to Mr Marlay, or if Alumina decides the position is no longer required and suitable alternative employment is not offered or Mr Marlay does not accept other employment within Alumina or another employer) then Mr Marlay is entitled to:

•	statutory annual leave and long service leave entitlements;

ALUMINA LIMITED

2005 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

•	the greater of six months base remuneration or the aggregate of; a notice payment of 12 weeks, a severance payment of 2.5 weeks per completed years of service plus an additional severance payment of 13 weeks.

Mr Marlay is not entitled to the payment outlined above where the reason for a Significant Change is poor performance or inability to fulfill agreed responsibilities. Mr Marlay is not entitled to retirement benefits other than superannuation entitlements.

In addition to any entitlements conferred on Mr Marlay under his service contract, Mr Marlay is entitled to receive on termination of employment, his statutory entitlements of accrued annual and long service leave, together with any superannuation benefits. Mr Marlay is not entitled to receive any other additional termination benefits, other than those previously mentioned and any vesting of shares under the Alumina Employee Share Plan.

Senior Executives

In addition to Mr Marlay, Alumina Limited has entered into a service contract with each Senior Executive (Mr Dean and Mr Foster). The contracts provide for the following retirement and termination benefits.

If Mr Dean or Mr Foster’s employment is terminated on the basis of redundancy of their position or if they give written notice to Alumina Limited in the event of a Significant Change, then Mr Dean and Mr Foster are entitled to:

•	statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is 3 years or more continuous service);

•	the greater of six months base remuneration or the aggregate of; a notice payment of 12 weeks, a severance payment of 2.5 weeks per completed years of service plus an additional severance payment of 13 weeks.

Mr Dean and Mr Foster are not entitled to payment outlined above where the reason for a significant change is poor performance or inability to fulfill agreed responsibilities. Mr Dean and Mr Foster are not entitled to retirement benefits other than superannuation entitlements.

Non-Executive Director Retirement Benefits

Non-executive Directors receive, in addition to their fees, a superannuation guarantee contribution which for 2005 was 9 per cent of their fees, being $19,125 for the Chairman and $9,900 for other Non-executive Directors, but do not receive any other retirement benefits. From January 1, 2006, the Superannuation Guarantee contribution for the Chairman is capped at $12,139.

D. Employees

At December 31, 2005, Alumina employed 10 people directly. All Alumina employees work in the corporate segment in Australia. For details of the number of AWAC employees for the periods presented refer to Item 4.B.(iv) “Employees”.

E. Share Ownership

Employees of Alumina, who were formerly employees of WMC, were eligible to participate in and receive options under the WMC Employee Option Plan. Following the demerger each WMC employee option became an

ALUMINA LIMITED

2005 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Alumina Limited option and entitled the holder to subscribe for one Alumina Limited share. The exercise price of options held over at the date of the demerger was reduced from the previous WMC exercise price at a factor of 0.537. There is no ongoing option plan available to Alumina directors or employees and accordingly, no allotments were made to Alumina employees after the demerger.

The table set forth below shows the options on issue at December 31, 2005 as well as the movements in options during the 2005 fiscal year.

OPTIONS TO ACQUIRE FULLY PAID ALUMINA LIMITED ORDINARY SHARES

	Number Issued	Number Quoted	Exercise Price	Expiry Date
Balance at December 31, 2005
2001 Option Plan	1,971,100	Nil	$5.02	November 30, 2006

	1,971,100

Issued during the current period	Nil

Exercised during the current period
	1,209,300	Nil	$4.04	December 18, 2005
	1,325,300	Nil	$5.02	November 30, 2006

	2,534,600

Expired/lapsed during the current period
	—	Nil	$4.04	December 18, 2005
	—	Nil	$5.02	November 30, 2006

	—

ALUMINA LIMITED

2005 FORM 20-F

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

As at December 31, 2005, the aggregate number of Plan Shares, Plan Options and ESPP Shares held by Directors and those officers referred to in Item 6A was 623,521. All directors and executives own shares or hold options. No director or executive, directly or beneficially holds more than one percent of any class of share.

WMC Employee Share Scheme

The establishment of the WMC Employee Share Scheme (“ESS”) was approved by shareholders at the Annual General Meeting held on December 12, 1987. Under the ESS a number of share plans have operated. Fully paid shares, partly paid shares and share options have been granted to employees since establishment of the ESS. All permanent employees (including executive directors) of Alumina Limited and its subsidiaries who were employed by the company or a subsidiary were eligible to participate in the ESS and were offered options for fully paid shares prior to demerger. Existing options allotted to Alumina employees remain exercisable until such time as their exercise periods expire. There is no ongoing option plan available to Alumina Limited directors or employees following the demerger. This scheme expires at the end of 2006.

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

ALUMINA LIMITED

2005 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Stock Appreciation Plan

In various years since approval of the WMC Employee Share Scheme (“ESS”) in 1987, until the demerger of the company, the company established Stock Appreciation Plans (“SAPs”) for the benefit of employees mainly in countries outside Australia. The purpose of the SAPs was to provide such employees, who due to securities law constraints were not eligible to participate under the Option Plans, with benefits similar to those conferred by the Option Plans.

Under the terms of the WMC Stock Appreciation Plan (SAP), employees were invited to apply for the grant by WMC Limited. The employees were not required to pay any amount for the grant, but each WMC Limited SAP has a notional allotment exercise price, equal to the weighted average sale price of WMC Limited’s (or, post - demerger Alumina Limited) shares on the ASX on the trading day that the invitation to apply for the WMC Limited SAP was made to the employee. Subject to certain exceptions, the WMC Limited SAP was not able to be redeemed until after a period of 12 months from the date of allotment and lapse on the fifth anniversary of the date of allotment. Upon redemption of a WMC Limited SAP before its expiry by the holder, the holder is entitled to a payment equal to the difference between the closing share price of WMC Limited (or, post-demerger Alumina Limited) on the ASX on the trading day immediately before redemption, and the notional allotment price (assuming the former amount is higher). Compensation cost is measured as the amount by which the quoted market value of the shares covered by the grant exceeds the allotment price.

The table set forth below shows the SAP Rights on issue at December 31, 2005 and the allotment price for each right.

WMC Limited SAP	Expiry Date	Alumina SAP Right Allotment Price (A$)	Balance of Alumina SAP Rights Issued Under SAP Right Allotment at December 31, 2005
2001 SAP	November 30, 2006	5.02	57,100

Alumina Employee Share Plan

This is a plan under which employees may be invited to participate in the grant of a conditional entitlement to fully paid ordinary shares (a Performance Right). The Board’s intention is to make offers to every employee, but this is subject to annual determination by the Board in respect of each individual for each grant. The CEO of the Company may recommend variation in participation.

A person is only eligible to participate in the Plan and to be granted performance rights under the Plan if they are an employee, and have satisfied the criteria that the Board decides for participation in the Plan.

Generally, each offer has a three year performance period, with performance tested at the end of this period to determine the number of performance rights to vest to the employee, if any. 50% of the performance rights not vested at the three year performance test can be re-tested six months after the end of the three year performance period. The performance testing is carried out by an independent party and is based on the Relative Total Shareholder Returns (TSR) of Alumina Limited, compared to two specific comparator groups.

An invitation is not transferable. An employee may only apply for performance rights in his or her name and not in the name of, or on behalf of, another person or entity. On vesting, each performance right is an unconditional entitlement to one fully paid ordinary share.

On termination of employment of any individual, their participation in the Plan is finalized and any performance rights not vested lapse unless the Directors decide otherwise.

ALUMINA LIMITED

2005 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Set out below are summaries of shares granted under this plan:

2005

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Expired during the year Number	Balance at end of the year Number
26/3/2003	3/12/2004	46,500	—	(11,626)	(34,874)	—
26/3/2003	3/12/2005	97,200	—	—	(62,900)	34,300
19/1/2004	21/12/2006	141,050	—	—	(40,300)	100,750
25/1/2005	16/12/2007	—	139,850	—	(37,000)	102,850

Total		284,750	139,850	(11,626)	(175,074)	237,900

2004

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Expired during the year Number	Balance at end of the year Number
26/3/2003	3/12/2004	95,900	—	—	(49,400)	46,500
26/3/2003	3/12/2005	100,200	—	—	(3,000)	97,200
19/1/2004	21/12/2006	—	143,550	—	(2,500)	141,050

Total		196,100	143,550	—	(54,900)	284,750

ALUMINA LIMITED

2005 FORM 20-F

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The issued capital of Alumina is currently constituted by one class of registrable voting securities being ordinary shares.

As at April 28, 2006, Alumina had on issue 1,166,029,748 fully paid ordinary shares, and 1,587,000 Share Options. The Share Options were issued pursuant to the WMC Employee Option Plan and carry no voting rights. See Item 6 “Directors, Senior Management and Employees”.

Alumina is not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth, as at April 28, 2006, information in respect of:

(i)	any person who is known to Alumina to be the registered owner of more than 5% of any class of its voting securities; and

(ii)	the total amount of any class of its voting securities owned by the Directors and Executive General Managers of Alumina as a group.

Title of class	Identity of person or group	Amount owned	% of class
Fully paid Ordinary Shares	National Nominees Ltd	183,605,435	15.75
	Westpac Custodian Nominees Ltd	171,288,046	14.69
	J P Morgan Nominees Australia Ltd	162,300,233	13.92
	ANZ Nominees Limited	119,875,553	10.28

Fully paid Ordinary Shares(1)	Directors and Executive officers of Alumina as a group	634,735	0.05

(1)	Includes Alumina’s ADS’s

ALUMINA LIMITED

2005 FORM 20-F

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The nominee companies listed in the previous table hold these fully paid Ordinary Shares on behalf of numerous beneficial owners. Only two beneficial owners are known to have owned more than 5% of the issued and outstanding fully-paid ordinary shares, the Commonwealth Bank of Australia and NWQ Investment Management Company LLC. Their history of significant changes over the last three years is outlined below:

Beneficial Owner	Date	Number of Shares	% Shareholding
Commonwealth Bank of Australia	05/11/2004	83,562,783	7.21%
	09/05/2003	91,652,478	8.12%
	07/03/2003	79,861,511	7.08%
	03/20/2003	68,434,191	6.07%
	01/23/2003	56,346,711	5.07%

NWQ Investment Management Company LLC	05/25/2006	77,973,304	6.69%
	03/01/2006	58,495,938	5.02%

All fully paid shareholders have the same voting rights as any other fully paid shareholder.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of Alumina.

As at December 31, 2005, 356,551 Alumina fully paid Ordinary Shares were registered in the name of 272 residents of the United States and represented approximately 0.03% of the total number of Alumina fully paid Ordinary Shares issued and outstanding. As at December 31, 2005, 14,635,017 Alumina ADRs were outstanding (representing 58,540,068 Alumina fully paid Ordinary Shares) and were registered in the name of 315 residents of the United States and represented approximately 5.02% of the total number of fully paid Ordinary Shares issued and outstanding.

B. Related Party Transactions

Loans to directors

No loans were provided in 2004 or 2005, and no balances remain outstanding at 2004 or 2005.

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

ALUMINA LIMITED

2005 FORM 20-F

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

	2005	2004	2003
*	Number of Alumina Limited (formerly WMC Limited) shares
The aggregate number of shares acquired by directors of the parent entity or their director related entities through purchases was:	—	—	71,000

The aggregate number of shares allotted to directors of the parent entity or their director-related entities as a result of the exercise of options was:	—	100,000	140,000

The aggregate number of vested shares granted to executives through participation in the Alumina Employee Share Plan was: **	11,013	—	103,324

The aggregate number of shares and options disposed of by directors of the parent entity or their director related entities was:
- fully paid shares	—	—	125,000
- options (lapsed)	—	—	—
- options ( exercised and shares sold)	50,000	270,000	52,000

Details of shares and share options held by directors of the parent entity or their director- related entities at period end are as follows:
- fully paid shares	594,846	654,259	527,954
- options for ordinary shares	—	50,000	320,000

*	Individual directors beneficially own less than 1% of total ordinary shares outstanding, the only class of shares issued by Alumina Limited.
**	During 2005, no shares were acquired by the Employee Share Plan Trust however 11,626 vested from a prior year grant.

All other transactions relating to shares and options of WMC Limited prior to the demerger, and Alumina Limited post demerger including the payment and receipt of dividends, were on the same basis as similar transactions with other shareholders.

Other transactions with key management personnel

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

(i) Legal/financial service fees

A director Mr. P A F Hay was the Chief Executive Officer of Freehills until July 2005. Freehills had provided legal services to Alumina Limited and a number of Alumina Limited controlled entities for several years on normal commercial terms and conditions. No services were provided during 2005 (2004: $3,279).

C. Interests of Experts and Counsel

Not applicable.

ALUMINA LIMITED

2005 FORM 20-F

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

The Mabo decision also recognized that native title could be extinguished prior to the enactment of the Racial Discrimination Act 1975 (October 31, 1975) by government legislation or inconsistent executive action. In response to the Mabo decision, the Commonwealth Government enacted the Native Title Act, 1993 (Cth) (“NTA”) which validated acts done and granted by it prior to January 1, 1994 (“past acts”) and allowed the States and Territories to enact their own validation legislation. Subsequent amendments also validated grants (“intermediate period acts”) made by the Commonwealth (and allowed the States and Territories to enact similar legislation) relating to certain grants up to December 23, 1996. The NTA also created the National Native Title Tribunal, responsible for mediation of native title claims and the administration of certain procedures under the NTA. Finally, the NTA specifies the conditions to be satisfied and the procedures to be followed in order for acts done after January 1, 1994 (“future acts”) to be valid with respect to native title.

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

In August 2002, the High Court handed down its decision in the State of Western Australia v Ward (2002) 213 CLR 1 (“Ward”). The Court found, among other things, that native title can be categorized as a “bundle of rights”, that there could be partial extinguishment of native title rights and that Western Australian and Northern Territory mining and petroleum legislation extinguishes all native title rights that may have existed over minerals and petroleum in Western Australia and Northern Territory. The High Court also held that a mining lease under the relevant Western Australian legislation extinguished any native title right to control access to land, or to be asked permission to use, or have access to, land but does not necessarily extinguish all native title rights. This decision, which provides some clarity about the impact of native title on pastoral leases and mining leases in Western Australia and the Northern Territory is significant to Alcoa of Australia Ltd because its operations are in Western Australia. However the decision also leaves many issues to be decided on a case by case basis.

There are current native title claims awaiting determination in the Federal Court of Australia over areas that include Alcoa of Australia Ltd’s Special Mining Lease MLISA (Western Australia) (“the Alcoa Lease”) and a portion of the conveyor associated with Alcoa’s 45% interest in the Portland Smelter (Victoria).

ALUMINA LIMITED

2005 FORM 20-F

FINANCIAL INFORMATION

(a) Western Australia

Alcoa of Australia Ltd’s operations fall within the Gnaala Karla Booja native title claim (Federal Court file number WG6274/98), which is yet to be determined.

However, as a result of the Ward decision, the potential exposure of Alcoa of Australia Ltd to this claim is significantly reduced by the High Court’s finding that any native title right in minerals (if it could be established on the evidence) has been extinguished.

(b) Victoria

Alcoa of Australia Ltd’s interest in Portland Smelter falls within the Gournditch-Mara native title claim – Federal Court file number VID6004/98 which is yet to be determined.

However, the Portland Smelter is situated on a validly granted freehold title which has been excluded by the claimants from this claim. Therefore the claim only affects a small portion of the land on which the Portland Conveyor is situated pursuant to a Conveyor Licence Agreement.

While native title may still exist in the above Western Australian and Victorian claim areas, the Alcoa Lease and the Conveyor Licence Agreement are valid and Alcoa of Australia Ltd’s rights will prevail to the extent of any inconsistency. Accordingly, Alcoa of Australia Ltd is entitled to continue its operations without interference from native title claimants.

Other Events

On May 25, 2005, Alcoa Inc. (Alcoa”) received from the Antitrust Division of the U.S. Department of Justice a grand jury subpoena issued by the U.S. District Court for the Northern District of Illinois. The subpoena relates to an investigation concerning the aluminum fluoride industry and calls for Alcoa’s production of certain documents. Also, on May 25, 2005, Alcoa’s Canadian subsidiary, Alcoa Ltée, received an order from the Competition Bureau Canada issued by the Federal Court of Canada in Vancouver, British Columbia. The order relates to an inquiry pursuant to the Competition act into the sale and supply of aluminum fluoride in Canada and elsewhere and calls for the production of certain records and information in the possession of or under the control of Alcoa Ltée, Alcoa and/or Alcoa World Alumina LLC. In addition, by letter dated May 26, 2005, the Australian Competition and Consumer Commission (ACCC) requested Alcoa’s Australian subsidiary, Alcoa of Australia Limited, to provide certain information and documents to assist in the ACCC’s investigation of possible anti-competitive conduct by suppliers of aluminum fluoride. Alcoa and its subsidiaries have cooperated fully in these investigations.

AWAC Litigation

In the ordinary course of its business, AWAC is involved in a number of lawsuits and claims, both actual and potential, including some that it has asserted against others. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. It is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies.

AWAC’s Point Comfort alumina refinery is part of an area which has been declared a US Environmental Protection Agency ‘superfund’ site.

There has also been publicity in respect of complaints by some nearby residents of the Wagerup refinery that there is a link between their various health problems and odours and emissions from the refinery and, in particular, from the liquor burner. Legal proceedings have been filed by some nearby residents of the Wagerup refinery in the District court in Western Australia claiming unspecified damages and alleging that emissions from the Wagerup refinery have harmed their health.

In September 1998, Hurricane Georges struck the U.S. Virgin Islands, including the St. Croix Alumina LLC facility on the island of St. Croix. The wind and rain associated with the hurricane caused material at the location to be blown into neighbouring residential areas. Various clean-up and remediation efforts were undertaken by or on behalf of St. Croix Alumina. A Notice of Violation was issued by the Division of Environmental Protection of the Department of Planning and Natural Resources of the Virgin Islands Government, and has been contested by the

ALUMINA LIMITED

2005 FORM 20-F

FINANCIAL INFORMATION

company. A civil suit was commenced in the Territorial Court of the Virgin Islands by certain residents of St. Croix in February 1999 seeking compensatory and punitive damages and injunctive relief for alleged personal injuries and property damages associated with “bauxite or red dust” from the St. Croix Alumina facility. The suit, which has been removed to the District Court of the Virgin Islands, names St. Croix Alumina LLC, Alcoa Inc. and Glencore Ltd. as defendants and in August 2000 was accorded class action treatment. The class is defined to include persons in various defined neighbourhoods who “suffered damages and/or injuries as a result of exposure during and after Hurricane Georges to red dust and red mud blown during Hurricane Georges.” All of the defendants have denied liability, and discovery and other pretrial proceedings have been underway since 1999. In October 2003, the defendants received plaintiffs’ expert reports. These reports claim that the material blown during Hurricane Georges consisted of bauxite and red mud, and contained crystalline silica, chromium and other substances. The reports go on to claim, among other things, that the population of the six subject neighbourhoods as of the 2000 census (a total of 3,730 people) has been exposed to toxic substances through the fault of the defendants, and hence will be able to show entitlement to lifetime medical monitoring as well as other compensatory and punitive relief. These opinions have been contested by the defendants’ expert reports, that state, among other things, that plaintiffs were not exposed to the substances alleged and that in any event the level of alleged exposure does not justify lifetime medical monitoring. Alcoa’s and St. Croix Alumina LLC’s motion to decertify the plaintiff class is pending. Alcoa and St. Croix Alumina LLC have turned over this matter to their insurance carriers who are providing a defence. Glencore Ltd. is jointly defending the case with Alcoa and St. Croix Alumina LLC and has a pending motion to dismiss.

In May 2005, Alcoa World Alumina LLC and St. Croix Alumina L.L.C. were among the defendants listed in a lawsuit brought by the Commissioner of the Department of Planning and Natural Resources, Dean Plaskett, in his capacity as Trustee for Natural Resources of the Territory of the United States Virgin Islands in the District Court of the Virgin Islands, Division of St. Croix. The complaint seeks damages for alleged injuries to natural resources caused by alleged releases from an alumina refinery facility in St. Croix that was owned by St. Croix Alumina from 1995 to 2002. Also listed in the lawsuit are previous and subsequent owners of the alumina refinery and the owners of an adjacent oil refinery. Claims are brought under CERCLA, U.S. Virgin Islands law, and common law. The plaintiff has not specified in the complaint the amount it seeks in damages.

ALUMINA LIMITED

2005 FORM 20-F

FINANCIAL INFORMATION

Other Financial Information

Dividend Policy

Alumina Limited intends, subject to business conditions, to maintain dividends to Alumina shareholders at current levels through the current period of substantial growth. Dividends are paid twice a year. An interim dividend is paid in September or October and the final dividend is paid in March or April.

The dividends paid to shareholders are determined by the Board of Directors, based on Alumina’s performance and current business conditions.

During the 12 month period January 1, 2005 to December 31, 2005, Alumina paid cash dividends to its shareholders of A$0.20 (franked to A$0.175) a fully paid ordinary share. This compares to cash dividends provided for the 12 months to December 31, 2004 of A$0.20 (fully franked) a fully paid ordinary share. For a discussion on the taxation of the dividends, see Item 10E “Additional Information – Taxation”.

Financing and Corporate Items

Net financing and corporate expenses for the year ended December 31, 2005 totalled A$21.5 million compared to A$7.6 million for the year ended December 31, 2004. The principal components were:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Loss/(Gain) on revaluation of foreign currency assets & liabilities	—	—
Interest received / receivable	(4.0)	(8.9)
Interest paid / payable	15.3	8.1
Corporate expenditure	10.2	8.7

Net interest charged to profit was A$11.3 million for the year ended December 31, 2005 compared to A$0.8 million credit for the year ended December 31, 2004, reflecting higher interest rates and a higher level of US dollar debt.

B. Significant Changes

Up until the end of April 2006, average LME aluminium prices have been higher in 2006 than in 2005, which has had a positive effect on the Company’s profit. The average Australian US dollar exchange rate in 2006 has been lower than in 2005, which has also had a positive effect upon profit. The Brazilian Real and the Euro have strengthened in 2006 which adversely affects AWAC’s operating and capital costs.

Cost of raw materials and energy, particularly oil prices and US natural gas, are expected to remain high, which would increase AWAC costs by approximately US$14 per tonne over 2005 levels.

ALUMINA LIMITED

2005 FORM 20-F

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

		Ordinary Shares		American Depositary Shares
Period		A$ High	A$ Low	US$ High	US$ Low
Month ended April 30, 2006		7.98	7.16	23.70	21.60
Month ended March 31, 2006		7.53	6.46	21.25	19.01
Month ended February 28, 2006		8.01	6.93	23.97	20.43
Month Ended January 31, 2006		7.82	7.08	23.40	21.63
Month Ended December 31, 2005		7.47	6.71	22.23	18.78
Month Ended November 30, 2005		6.63	5.76	19.46	17.22

Year Ended December 31, 2005	First Quarter	6.37	5.65	20.31	17.81
	Second Quarter	6.20	5.29	19.06	15.99
	Third Quarter	6.28	5.42	19.43	16.72
	Fourth Quarter	7.47	5.47	22.23	17.01

Year Ended December 31, 2004	First Quarter	6.80	5.13	21.16	15.30
	Second Quarter	5.55	4.87	16.87	13.47
	Third Quarter	5.74	5.01	16.39	14.28
	Fourth Quarter	5.96	5.14	18.62	15.18

Year Ended December 31, 2003	First Quarter	5.21	3.90	11.84	9.53
	Second Quarter	4.48	4.03	11.70	9.72
	Third Quarter	5.51	4.14	14.25	11.38
	Fourth Quarter	6.57	5.07	20.06	13.93

Year Ended December 31, 2002(1)	First Quarter	10.26	9.24	20.97	18.95
	Second Quarter	9.92	8.73	22.00	19.52
	Third Quarter	9.22	7.09	20.57	15.55
	Fourth Quarter	8.51	3.79	19.45	10.60

Year Ended December 31, 2001(1)	Full Year	10.09	6.58	20.90	13.60

(1)	These share prices relate to the Company prior to the demerger except for the fourth quarter of 2002, which includes share prices prior to and after the demerger.

The closing price of Alumina’s fully paid Ordinary Shares on December 31, 2005 was A$7.42 and on April 30, 2006 was A$7.16. The closing price of Alumina’s ADRs on December 31, 2005 was US$21.83 and on April 30, 2006 was US$22.07.

ALUMINA LIMITED

2005 FORM 20-F

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

As at April 30, 2006, 347,943 Alumina fully paid ordinary shares were registered in the name of 269 residents of the United States and represented approximately 0.03% of the total number of Alumina fully paid ordinary shares issued and outstanding. As at April 30, 2006, 20,673,606 Alumina ADRs were outstanding (representing 82,694,424 Alumina fully paid ordinary shares) and were registered in the name of 311 residents of the United States and represented approximately 7.09% of the total number of fully paid ordinary shares issued and outstanding.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ALUMINA LIMITED

2005 FORM 20-F

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

2005 FORM 20-F

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

2005 FORM 20-F

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

B. Material Contracts

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

2005 FORM 20-F

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

2005 FORM 20-F

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

2005 FORM 20-F

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

(k) Alumina pre-payment for Alcoa of Australia liabilities

By an amending agreement dated 31 December 1995, Alcoa’s purchase price for Alumina’s 9% of Alcoa of Australia was adjusted, with such adjustment being in full satisfaction of Alumina’s indemnity obligations for environmental extraordinary liabilities’ (as defined in the AWAC Agreements and described above) that should reasonably have been known, or for known environmental extraordinary liabilities, at plants in Australia, except for the cost of reclaiming spent pot lining stored at Portland. Alcoa assumed obligations to indemnify Alumina for any such extraordinary liabilities.

(l) Dispute resolution

The AWAC Agreements’ mechanism prescribes for the resolution of ‘all disputes, difference, controversies or claims’ between the parties in relation to AWAC. The mechanism employs an escalating procedure for resolution.

ALUMINA LIMITED

2005 FORM 20-F

ADDITIONAL INFORMATION

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

2005 FORM 20-F

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

2005 FORM 20-F

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

(e) Indemnity

WMC Resources must indemnify Alumina against all claims and losses (as defined in the agreement) which may be made or brought against Alumina or incurred or suffered by Alumina as a result of WMC Resources willful misconduct (as defined in the Agreement) or the misconduct of WMC Resources directors, employees, officers, agents or contractors.

D. Exchange Controls

(a) The Banking (Foreign Exchange) Regulations 1956 (Cth) and other Australian legislation and regulations control the import and export of capital and remittance of payments involving non-residents of Australia. Alumina is not restricted from receiving funds into or transferring funds from Australia to the credit of non-residents of Australia but in certain cases is required to:

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

2005 FORM 20-F

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

(b) Limitations under Australian laws, on the right of non-residents to acquire, hold or vote Ordinary Shares in the Company, exist under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (the “Foreign Acquisitions Act”) And section 606 of the Corporations Act 2001 (Cth) (the “Corporations Act”). The Charter of the United Nations Act 1945 (Cth) and the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 (Cth) also regulate certain transactions.

Under the Foreign Acquisitions Act, any acquisition or issue of shares (including the acquisition of an option to acquire shares) which would increase or alter beyond 15% in the case of any single foreign interest, or 40% in the case of more than one foreign interest, the level of foreign ownership in a corporation that carries on an Australian business is subject to review and approval by the Treasurer of the Commonwealth of Australia.

The Foreign Acquisitions Act permits the Treasurer to deny or refuse proposals where such proposals would be contrary to the Australian national interest.

Section 606 of the Corporations Act provides that, subject to certain exceptions, a person must not acquire a relevant interest in voting shares in a company, if as a result a person’s voting power in the company increases to more than 20%, or from a starting point that is above 20% and below 90%. Section 606 also prohibits a person acquiring a legal or equitable interest in shares if, because of the acquisition, another person acquires a relevant interest in shares and someone’s voting power increases to more than 20%, or from a starting point that is above 20% and below 90%. Section 608 of the Corporations Act provides that a person has a “relevant interest” in shares if that person holds the shares, or has power or control over the voting rights attaching to them or their disposal, whether directly or indirectly.

Transactions that involve a transfer assets (which would include Ordinary Shares in the Company) to or from persons or entities listed under the Charter of the United Nations Act 1945 (Cth) or the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 (Cth) (the “Terrorism Regulations”) require ministerial approval.

The Charter of the United Nations Act 1945 (Cth) enables Australia to give effect to decisions made by the United Nations Security Council. The Terrorism Regulations give effect to United Nations Security Council Resolutions 1390 (2002), 1373 (2001), 1333 (2000) and 1267 (1999), which impose obligations on member states to prevent use of or dealings with assets by, or making of assets available to, certain persons and entities engaged in terrorist acts or who are subject to international sanctions.

The Terrorism Regulations apply to the Taliban, Osama bin Laden and any member of the Al-Qaida organization pursuant to the United Nations Security Council Resolution 1390 (2002). The Charter of the United Nations Act 1945 (Cth) also applies to other persons or entities identified in relation to terrorist activities, as identified in regulations enacted by the Governor General of the Commonwealth of Australia or as listed by the Minister for Foreign Affairs of the Commonwealth of Australia from time to time. The list maintained by the Minister for Foreign Affairs of the Commonwealth of Australia includes the Kurdistan People’s Congress, the Al-Aqsa Foundation, Ansar al-Islam and the Orange Volunteers. Regulations most recently enacted by the Governor General have applied to former Liberian President Charles Taylor and his associates.

ALUMINA LIMITED

2005 FORM 20-F

ADDITIONAL INFORMATION

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

Under the provisions of the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (“the Treaty”) from July 1 2003 the withholding tax rate on dividends is 5% of the gross amount of the dividends where the beneficial corporate shareholder entitled to the dividends holds directly at least 10% of the voting power in the company. This rate is reduced to nil for certain corporate beneficial shareholders who own at least 80% of the voting shares. For other shareholders the withholding tax rate will be 15% by virtue of the Treaty and domestic law. As mentioned above, franked dividends will not be subject to withholding tax.

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

ALUMINA LIMITED

2005 FORM 20-F

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

Under current Australian law, no income or other tax is payable on any profit on disposal of the ADS or ordinary shares held by persons who are residents of the United States within the meaning of the Treaty except:

•	if the person (together with associates, if any) owns or owned ADS and/or Ordinary Shares at any time during the period of five years preceding the disposal, representing 10% or more of our issued share capital (excluding share capital carrying no right to participate beyond a specified amount in distribution of profits or capital); or

•	if the ADS or Ordinary Shares have been used by the person in carrying on a trade or business wholly or partly at or through a permanent establishment in Australia.

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

ALUMINA LIMITED

2005 FORM 20-F

ADDITIONAL INFORMATION

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

ALUMINA LIMITED

2005 FORM 20-F

ADDITIONAL INFORMATION

With effect for dividends paid from January 1, 2003 through December 31, 2008, the United States reduced the maximum tax rate on certain qualifying dividend distributions to 15% for non corporate U.S. persons. In order for dividends paid by foreign corporations to qualify for the reduced rates, the foreign corporation must meet certain requirements, including that it not be classified as a passive foreign investment company for United States federal income tax purposes in either the taxable year of the distribution or the preceding taxable year. The Company believes that its Ordinary Shares or ADS will not be treated as shares of a passive foreign investment company, but this conclusion is a factual determination that is made annually and thus may be subject to change.

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

ALUMINA LIMITED

2005 FORM 20-F

ADDITIONAL INFORMATION

any excess distribution that the company makes to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the Ordinary Shares or ADS during the three preceding taxable years or, if shorter, your holding period for the Ordinary Shares or ADS).

Under these rules:

the gain or excess distribution will be allocated rateably over your holding period for the Ordinary Shares or ADS,

the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

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

ALUMINA LIMITED

2005 FORM 20-F

ADDITIONAL INFORMATION

I. Subsidiary Information

All controlled entities are wholly owned, unless otherwise indicated. Alumina’s significant subsidiaries are described in Item 4C – “Key Information – Organizational Structure”. The following is a list of all entities controlled by Alumina as of May 26, 2006.

Controlled Entities	Place of Incorporation
Alumina Holdings (USA) Inc.	Delaware, USA
Alumina (U.S.A.) Inc.	Delaware, USA
Westminer (Investments) B.V.	Netherlands
Westminer Acquisition (U.K.) Limited	UK
Westminer International (U.K.) Limited	UK
Alumina International Holdings Pty. Ltd.	VIC, Australia
Butia Participaçoes SA	Brazil

ALUMINA LIMITED

2005 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative Information about Market Risk

Continuing operations

Alumina’s policy currently is not to hedge its commodity or currency exposure other than to secure the Australian dollar value of foreign currency bank accounts. This policy will be reviewed periodically. AWAC has previously sought to manage its exposure to both the aluminium price and the A$/US$ exchange rate through the use of derivative products. There were no aluminium hedge positions in place at December 31, 2005.

The Group is exposed to commodity price risk through its investment in AWAC. AWAC manages commodity price risk through long-term purchase contracts for some input costs. Energy price risk is managed through short-term commodity hedges. AWAC does not hedge its aluminium price risk.

Commodity Price Risk

A table showing the movement in the selling price of aluminium over the last five years is set out below.

AVERAGE QUARTERLY PRICES

Financial Year Ended	Aluminium London Metal Exchange US$/lb
December 31, 2001
First Quarter	0.70
Second Quarter	0.68
Third Quarter	0.63
Fourth Quarter	0.60

December 31, 2002
First Quarter	0.63
Second Quarter	0.62
Third Quarter	0.59
Fourth Quarter	0.61

December 31, 2003
First Quarter	0.63
Second Quarter	0.63
Third Quarter	0.64
Fourth Quarter	0.68

December 31, 2004
First Quarter	0.76
Second Quarter	0.77
Third Quarter	0.78
Fourth Quarter	0.83

December 31, 2005
First Quarter	0.86
Second Quarter	0.81
Third Quarter	0.84
Fourth Quarter	0.94

Prices on May 24, 2006	1.29

As at December 31, 2005, the group had no outstanding hedge contracts over future sales of alumina or aluminium.

ALUMINA LIMITED

2005 FORM 20-F

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

Interest rate risk

As at December 31, 2005 the group had short term bank debt outstanding totaling A$478.7 million or US$351.0 million which is due in December 2006. It is intended this debt will be refinanced prior to maturity and converted to medium and short term bank debt.

As at December 31, 2004 the group had short term bank debt outstanding totaling A$397.9 million or US$311.0 million which was refinanced in December 2005.

Interest rate and cross-currency swaps

At December 31, 2005 and at December 31 2004, Alumina had no outstanding interest rate hedging contracts in relation to its debt.

As at 31 December 2005 and at December 31 2004, the group had no cross currency swaps in place.

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

2005 FORM 20-F

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

For its fiscal year 2005, Alumina management, including the Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of Alumina’s disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the U.S. Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. The evaluation was performed under the supervision of, and was reviewed by, our Chief Executive Officer and our Chief Financial Officer. In designing and evaluating the disclosure controls and procedures, Alumina management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of the possible controls and procedures. Based on the foregoing, Alumina’s management, including Chief Executive Officer and Chief Financial Officer, concluded that Alumina’s disclosure controls and procedures were effective as of December 31, 2005.

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

2005 FORM 20-F

ITEM 16.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The board has determined that Mr Donald M Morley is an “audit committee financial expert” as required by the New York Stock Exchange listing standards. Mr Morley is not independent under New York Stock Exchange rules until October 31, 2005 which was three years from the end of his employment with the Company. Mr Morley is from November 2005 considered independent under the independence requirements of the New York Stock Exchange corporate governance standards. Although the board of directors has determined that Mr Morley has the requisite attributes defined under the rules of the Securities and Exchange Commission, his responsibilities are the same as those of the other audit committee members. He is not an auditor or accountant, does not perform “field work” and is not a full-time employee. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert. The audit committee is responsible for oversight of management in the preparation of our financial statements and financial disclosures. The audit committee relies on the information provided by management and the independent auditors. The audit committee does not have the duty to plan or conduct audits or to determine that our financial statements and disclosures are complete and accurate. A copy of our Audit Committee Charter is available from our web site at www.aluminalimited.com. This link is an inactive textual link for reference only.

ITEM 16B. CODE OF ETHICS

Alumina has adopted a code of conduct that applies to its directors, executive officers and employees. The Code of Conduct covers matters such as compliance with laws and regulations, protection of Alumina’s assets, conflict of interest, protection of corporate privilege of information, maintenance of records and reporting of questionable activities in good faith.

During 2005 the following amendments were made to Alumina Limited’s code of conduct:

•	Any request for a waiver of the provisions of this Code may only be considered by the Company’s Board of Directors. Any waiver granted will be promptly disclosed on the Company’s website.

•	Any suspected violations of this Code should be reported promptly to the Chairman of the Company’s Board of Directors. Violations will be investigated by the Board or persons designated by the Board and appropriate action will be taken in the event of any violations of the Code.

This code of conduct is available from our web site at www.aluminalimited.com. This link is an inactive textual link for reference only.

ALUMINA LIMITED

2005 FORM 20-F

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Summary of Fees

	$Thousand
	2005	2004
(a) Fees for audit or review of the parent entity or any entity in the consolidated entity:
Audit of parent entity – PricewaterhouseCoopers – fees for annual audit	283	252
Additional 2003 costs incurred in 2004	—	2
Audit of Annual Report on US Form 20-F – fees for annual audit	105	112
Additional costs due to changes in accounting standards (principally the transition to A-IFRS)	321	30

	709	396

(b) Remuneration for other assurance services:
Other	—	5

(c) Remuneration for taxation services:
Overseas tax services	101	174

Total	810	575

Audit Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filing engagements for those fiscal years are approximately $283,000 and $254,000, respectively.

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of Alumina’s financial statements and not reported under Audit Fees are $105,000 and $112,000 respectively. The nature of services comprising the fees disclosed under this category were the audit of the 20-F.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for tax services by the principal accountant that are not related to the performance of the audit or review of Alumina’s financial statements and are not reported under Audit Fees are $101,000 and $174,000 respectively. The nature of services comprising the fees disclosed under this category are for tax compliance work in relation to Alumina’s significant subsidiaries incorporated in the UK and the Netherlands.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported under Audit Fees, Audit-Related Fees and Tax Fees are $321,000 and $35,000, respectively. The nature of services comprising the fees disclosed under this category is advice on the application of A-IFRS, including USGAAP and International Financial Reporting Standards and other sundry agreed upon procedures engagements.

ALUMINA LIMITED

2005 FORM 20-F

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

2005 FORM 20-F

ITEM 17. FINANCIAL STATEMENTS

Not applicable, as Alumina complies with Item 18.

ALUMINA LIMITED

2005 FORM 20-F

FINANCIAL STATEMENTS

ITEM 18. FINANCIAL STATEMENTS

Financial Statements and Financial Statement Schedules

The attached financial statements and financial statement schedules, pages F1-F88, with a full index on page F2, together with the Reports of Independent Accountants thereon, are filed as part of this Annual Report and are incorporated herein by reference.

ALUMINA LIMITED

2005 FORM 20-F

ITEM 19. EXHIBITS

Exhibit 1 – Constitution of Alumina*

Exhibit 4 – Material contracts 4.1 The Alcoa World Alumina and Chemicals (“AWAC”) Joint Venture Agreements (incorporated* by reference to Exhibit 4 to Alumina Limited’s (formerly known as WMC Limited) Annual Report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Commission on April 4, 2002.). These Agreements comprise:

4.1.1	Heads of Agreement, dated July 6, 1994 between Aluminum Company of America and Western Mining Corporation Holdings Limited.

4.1.2	Charter of the Strategic Council, dated December 21, 1994 between Aluminum Company of America and Western Mining Corporation Holdings Limited.

4.1.3	Formation Agreement, dated December 21, 1994 among Aluminum Company of America, Alcoa International Holdings Corporation, ASC Alumina Inc., Western Mining Corporation Holdings Limited, Westminer International Holdings Limited and WMC Alumina (USA) Inc.

4.1.4	Amended and Restated Limited Liability Company Agreement of Alcoa Alumina & Chemicals, L.L.C., dated December 31, 1994 among Aluminum Company of America, ASC Alumina Inc., Westminer International Holdings Limited and WMC Alumina (USA) Inc.

4.1.5	Loan Agreement, dated January 3, 1995 between Alcoa Alumina & Chemicals, L.L.C. and WMC Alumina (USA) Inc.

4.1.6	Administrative and Services Agreement, dated January 1, 1995 between Alcoa Alumina & Chemicals, L.L.C. and Aluminum Company of America.

4.1.7	AAC-ACOA Employee Services Agreement dated January 1, 1995 between Alcoa Alumina & Chemicals, L.L.C. and Aluminum Company of America.

4.1.8	WMC-ACOA Employee Services Agreement dated January 1, 1995 between Aluminum Company of America and Western Mining Holdings Limited.

4.1.9	Master Hedging Agreement dated December 31, 1994 among Aluminum Company of America, Alcoa of Australia Limited, Alcoa Alumina & Chemicals L.L.C., Suriname Aluminum Company L.L.C. and Alcoa Minerals of Jamaica.

4.1.10	Assignment Agreement dated February 1, 1995 among Aluminum Company of America and Alcoa Alumina & Chemicals, L.L.C. regarding the Bauxite Contract with Compagnie des Bauxites de Guinée.

4.1.11	Abalco Shareholders Agreement, dated March 29, 1995 among Alcoa Alumina & Chemicals, L.L.C., Alcoa Brazil Holdings Company and Westminer International (UK) Limited.

4.2	Demerger Deed between Alumina Limited and WMC Resources Limited dated March 5, 2003.*

4.3	Transitional Services Agreement between Alumina Limited and WMC Resources Limited dated 18 December 2002.*

4.4	Management Contracts

ALUMINA LIMITED

2005 FORM 20-F

Exhibit 8 – Significant Subsidiaries

Alumina Limited’s significant subsidiaries are as follows:

•	Alumina International Holdings Pty Ltd – Incorporated in Australia this company holds all entities in the Alumina Group’s AWAC joint venture (except for Alcoa of Australia Ltd, see below) through its indirect 40% interest in each of Alcoa World Alumina LLC, Alcoa Caribbean Holdings LLC, Alumina Espanola SA, Alcoa Chemie Nederland BV, Alcoa Chemie GMBH and Abalco SA. It is wholly owned by Alumina.

•	Alcoa of Australia Ltd – Incorporated in Australia, and 40% owned by Alumina, this company is a significant entity in the Alumina Group’s AWAC joint venture, with integrated bauxite mining, alumina refining and aluminium smelting facilities in Australia.

Exhibit 12 – Certifications

12.1	Certification by CEO, John Marlay

12.2	Certification by CFO, Ken Dean

Exhibit 13 – Certifications

13.1	Certification by CEO, John Marlay

13.2	Certification by CFO, Ken Dean

* Previously filed as an exhibit to Alumina Limiteds Form 20-F for year ended 31 December 2002

ALUMINA LIMITED

2005 FORM 20-F

FINANCIAL STATEMENTS

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

	Signed:	/s/ Kenneth Dean

Date: June 6, 2006

	Name:	Kenneth Dean
	Title:	Chief Financial Officer

ALUMINA LIMITED

(Australian Business Number 85 004 820 419)

AND CONTROLLED ENTITIES

U.S. FINANCIAL REPORT

AS OF AND FOR THE YEAR ENDED

31 DECEMBER 2005

Prepared in accordance

with Australian equivalents to

International Financial Reporting Standards (A-IFRS)

except where noted

Amounts are stated in Australian dollars (A$) except where noted

Alumina Limited and controlled entities

Financial report for the year ended 31 December 2005

The financial report covers the consolidated entity of Alumina Limited and its subsidiaries. The financial report is presented in the Australian currency.

Alumina Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Alumina Limited

Level 12, IBM Centre

60 City Road, Southbank

Victoria 3006

Through the use of the internet, we have ensured that our corporate reporting is timely, complete, and available globally at minimum cost to the company. All press releases, financial reports and other information are available at our Shareholders’ Centre on our website: www.aluminalimited.com.

Alumina Limited and controlled entities

Income statements for the year ended 31 December 2005

	Notes	$Million
		2005	2004
Revenue from continuing operations	4	4.0	8.9
Other income	5	—	44.5
General and administrative expenses		(10.2)	(8.7)
Other expenses	6	—	—
Finance costs	6(a)	(15.3)	(8.1)
Share of net profits of associates accounted for using the equity method	12(h)	337.1	283.5

Profit from continuing operations before income tax		315.6	320.1
Income tax expense	7(a)	—	(3.7)

Net profit attributable to members of Alumina Limited		315.6	316.4

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company:
Basic earnings per share	8	27.1c	27.2c
Diluted earnings per share	8	27.1c	27.2c

The above income statements should be read in conjunction with the accompanying notes.

Alumina Limited and controlled entities

Balance sheets as at 31 December 2005

	Notes	$Million
		2005	2004
CURRENT ASSETS
Cash and cash equivalents	10	15.2	117.9
Receivables	11	0.5	0.8
Deferred tax assets		2.1	2.1
Other financial assets		0.5	—

Total current assets		18.3	120.8

NON-CURRENT ASSETS
Investments accounted for using the equity method	12	1,994.9	1,702.1
Property, plant and equipment	13	0.3	0.3

Total non-current assets		1,995.2	1,702.4

TOTAL ASSETS		2,013.5	1,823.2

CURRENT LIABILITIES
Payables	14	3.1	2.4
Interest-bearing liabilities	15	478.7	397.9
Provisions	16	0.1	0.1
Other		1.2	10.7

Total current liabilities		483.1	411.1

NON-CURRENT LIABILITIES
Provisions	17	0.2	0.2

Total non-current liabilities		0.2	0.2

TOTAL LIABILITIES		483.3	411.3

NET ASSETS		1,530.2	1,411.9

EQUITY
Parent entity interest:
Contributed equity	18	415.7	404.1
Treasury shares	20(f)	(0.6)	(0.6)
Reserves:
- Group		41.4	52.6
- Associates	12(d)	37.5	2.4
Retained profits:
- Group	20	608.7	441.5
- Associates	12(c)	427.5	511.9

TOTAL EQUITY		1,530.2	1,411.9

The above balance sheets should be read in conjunction with the accompanying notes.

Alumina Limited and controlled entities

Statements of changes in equity for the year ended 31 December 2005

	Notes	$Million
		2005	2004
Total equity at the beginning of the year		1,411.9	1,307.0

Adjustment on adoption of AASB 2, net of tax, to Reserves	20(c)	(0.2)	1.6
Adjustment on adoption of AASB 139, net of tax to Reserves	20(b)	35.6	—
Exchange differences on translation of foreign operations	20(a)	(11.5)	1.3

Net income recognised directly in equity		23.9	2.9
Profit from continuing operations after income tax		315.6	316.4

Total recognised income and expense for the year		339.5	319.3

Transactions with equity holders in their capacity as equity holders:
Contributions of equity, net of transaction costs		11.6	19.3
Treasury shares		—	(0.6)
Dividends provided for or paid		(232.8)	(233.1)

		(221.2)	(214.4)

Total equity at the end of the financial year		1,530.2	1,411.9

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Alumina Limited and controlled entities

Cash Flow Statements for the year ended 31 December 2005

	Notes	$Million
		2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of goods and services tax)		(14.3)	(13.5)
GST refund received		0.5	0.3
Dividends received from associates		95.9	160.4
Interest received		4.5	8.6
Interest paid		(14.3)	(7.8)
Income taxes refunded/(paid)		0.1	0.5
Other		(0.4)	—

Net cash inflow from operating activities	21(a)	72.0	148.5

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of Specialty Chemicals Business		—	109.0
Proceeds from share of premium reduction in associates		—	2.0
Payments for investment in associates		(8.2)	(41.1)
Other		—	3.5

Net cash (outflow)/inflow from investing activities		(8.2)	73.4

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of shares		11.6	19.3
Proceeds from borrowings		52.8	10.1
Repayment of borrowings		—	(64.7)
Dividends paid		(232.8)	(233.1)

Net cash outflow from financing activities		(168.4)	(268.4)

Net decrease in cash and cash equivalents		(104.6)	(46.5)
Cash and cash equivalents at the beginning of the financial year		117.9	165.3
Effects of exchange rate changes on cash and cash equivalents		1.9	(0.9)

Cash and cash equivalents at the end of the financial year	10(a)	15.2	117.9

The above cash flow statements should be read in conjunction with the accompanying notes.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes financial statements for the consolidated entity consisting of Alumina Limited and its subsidiaries.

(a)	BASIS OF PREPARATION

This general purpose financial report has been prepared in conformity with International Financial Reporting Standards as adopted by Australia (A-IFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001. A reconciliation of the differences between these principles and those applicable under A-IFRS and those generally accepted in the United States of America (US GAAP), is included as Note 33.

Compliance with IFRS

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards. Compliance with A-IFRS ensures the consolidated financial statements and notes of Alumina Limited comply with International Financial Reporting Standards (IFRS).

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards

These financial statements are the first Alumina Limited financial statements to be prepared in accordance with A-IFRS. AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied in preparing these financial statements.

Financial statements of Alumina Limited until 31 December 2004 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from A-IFRS. When preparing Alumina Limited 2005 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the AGAAP financial statements to comply with A-IFRS. With the exception of financial instruments, the comparative figures in respect of 2004 were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 January 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to A-IFRS on the Group’s equity and its net income are given in Note 32.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities including derivative instruments at fair value through profit and loss.

Critical accounting estimates

The preparation of financial statements in conformity with A-IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

(b)	PRINCIPLES OF CONSOLIDATION

(i) Subsidiaries

The consolidated financial report is prepared on a consolidated entity basis for Alumina Limited (parent entity) and the entities it controls (controlled entities). A-IFRS defines controlled entities as existing where the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, generally accompanying a shareholding of more than one-half of the voting rights. All material controlled entities in the consolidated entity are companies. The economic entity consisting of Alumina Limited and its controlled entities is referred to in the financial report as ‘the Group’. In preparing the consolidated financial statements, the effects of all transactions between entities within the Group are eliminated in full, including unrealised profits and losses on transactions with associates accounted for on an equity basis.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

Where control of an entity is obtained during a financial year, its results are included in the consolidated income statement from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(ii) Associates

Associates are those entities over which the consolidated entity exercises significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the financial statements of the parent entity using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The consolidated entity’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s share of its associates’ post acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity’s income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group uses the cost method to account for any entities of which it holds less than 20% ownership.

(c)	INCOME TAX

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and changes attributable to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences using the balance sheet liability method, at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax assets or liabilities. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

Tax consolidation legislation

Alumina Limited and its wholly-owned Australian controlled entities have implemented tax consolidation under the applicable legislation as of 1 January 2004.

The head entity, Alumina Limited, and the controlled entities in the tax consolidated Group continue to account for their own current and deferred tax amounts. These tax amounts are measured using the separate tax payer within Group approach.

In addition to its own current and deferred tax amounts, Alumina Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated Group.

Assets and liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group. Details of the tax funding agreement are disclosed in Note 7.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

The company completed a detailed review of the tax bases and carrying value of its investment in associates and concluded that recognition of deferred taxes was not required at transition.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	FOREIGN CURRENCY TRANSLATION

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Australian dollars, which is Alumina Limited’s functional and presentation currency.

Transactions and balances

Foreign currency transactions are initially translated into Australian currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Controlled foreign entities

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the translation reserve in shareholders’ equity. When a foreign operation is sold or borrowings are repaid, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e)	PROPERTY, PLANT AND EQUIPMENT

Owned Assets

Items of property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Leased Assets

The company leases office facilities under an operating lease agreement. Payments made under this agreement are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense over the term of the lease.

(f)	RECEIVABLES

All trade debtors are recognised at amortised cost less provision for doubtful debts, which in practice will equal the amounts receivable upon settlement. Collectability of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(g)	CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(h)	IMPAIRMENT OF ASSETS

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	ACQUISITION OF ASSETS

The purchase method of accounting is used for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange, unless the published market price is an unreliable indicator of fair value and other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (refer to Note 1(j). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(j)	INTANGIBLE ASSETS

Goodwill

Business combinations prior to 1 January 2004

Alumina has elected not to apply AASB 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to A-IFRS (1 January 2004). Alumina has applied the same classification as used under its previous GAAP financial report. There were no assets and liabilities recognised under previous GAAP that did not qualify for recognition as an asset or liability under A-IFRS. There were no resulting changes in the subsequent measurement of some assets and liabilities on the transition to A-IFRS. The carrying amount of goodwill in the opening A-IFRS balance sheet is its carrying amount under previous GAAP at the date of transition to A-IFRS. There were no adjustments required to goodwill in the opening A-IFRS balance sheet.

Business combinations since 1 January 2004

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates.

Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Negative goodwill arising on an acquisition is recognised directly in profit or loss.

(k)	DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment (excluding land and investment properties) over its expected useful life to the consolidated entity.

Office furniture	8 years
Computers and other office equipment	4 years

(l)	BORROWINGS

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the amortised cost (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	BORROWING COSTS

Borrowing costs comprise interest payable on borrowings calculated using the effective interest rate method and certain foreign exchange differences arising from foreign currency borrowings. Borrowing costs incurred for the construction of any qualifying asset are capitalised during the time required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

(n)	TRADE AND OTHER PAYABLES

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. These amounts are unsecured and are usually paid within thirty days of recognition.

(o)	REVENUE

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid.

Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income is recognised in the income statement on the date the entity’s right to receive payments is established.

(p)	EMPLOYEE BENEFITS

(i) Salaries and annual leave

Liabilities for salaries and annual leave are recognised in current provisions (i.e. expected to be settled in 12 months), and are measured as the amount unpaid at reporting date at expected pay rates in respect of employees’ services up to that date, including related on-costs.

(ii) Long service leave

Long service leave is an additional form of compensated leave to which Australian employees become entitled after a qualifying period of generally ten years of continuous service. It accrues at the rate of 1.3 weeks leave per year of service.

A liability for long service leave is recognised in non current provisions (i.e. not expected to be settled within 12 months), and is measured as the present value based on expected pay rates in respect of services provided by employees up to the reporting date. A discount rate equalling the yield at the balance sheet date on government bonds that have maturity dates approximately to the terms of the Group’s obligations is used.

(iii) Share-based payments

Shares options granted before or after 7 November 2002 and vested before 1 January 2005

No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Shares options granted after 7 November 2002 and vested after 1 January 2005

The fair value of options granted is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

The market value of shares issued to employees for no cash consideration under the employee share scheme is recognised as an employee benefits expense with a corresponding increase in equity when the employees become entitled to the shares.

Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

(iv) Superannuation

Since 27 July 2001, all employer contributions and ongoing management of employees’ superannuation entitlements have been managed by the WMC Superannuation Plan, an independently managed sub-plan of the Plum Superannuation Fund, except where the relevant employees elect for those contributions to be paid to an alternate fund. Alumina employees are members of a sub-plan of the WMC Superannuation Plan, created specifically for Alumina. The plan is an accumulation category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account. Members also have the option to make voluntary contributions to their account. Employer contributions to these funds are recognised as an operating cost.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v) Defined Benefit Plans

Alumina Limited’s associates have defined benefit plans in place. The associates’ net obligation in respect of defined benefit plans, is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

The discount rate is the yield at the balance sheet date on government bonds that have maturity dates approximating the terms of the associated entity’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses are recognised in earnings of the associates.

When the calculation results in plan assets exceeding liabilities to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

(q)	DERIVATIVES

From 1 January 2004 to 31 December 2004

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 January 2005. The Group has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139.

Adjustments on transition date: 1 January 2005

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that derivatives are measured on a fair value basis. Changes in fair value are either taken to the income statement or an equity reserve. At the date of transition changes in the carrying amounts of derivatives are taken to retained earnings or reserves, depending on whether the criteria for hedge accounting are satisfied at the transition date.

From 1 January 2005

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair value or cash flows of hedged items.

Cash flow hedge

The portion of a gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement.

Embedded Derivatives

Under A-IFRS, sale and purchase contracts may be considered to have financial derivative instruments embedded within them. This occurs when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the LME aluminium price at the time. Such contracts are considered to have embedded derivatives. A-IFRS requires the future purchases under these contracts to be marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price over the remaining terms of the contracts. The embedded derivative in relevant AWAC contracts has been assessed and marked to market on the balance date. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, in the accounts of the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)	DIVIDENDS

Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at balance date.

(s)	EARNINGS PER SHARE

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

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

(t)	SEGMENT REPORTING

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(u)	PROVISIONS

Provisions for legal claims and service warranties are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

AWAC is required to rehabilitate bauxite mines and refineries upon cessation of operations.

Closedown and restoration costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. Closedown and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs.

The costs are estimated on the basis of a closure model. The cost estimates are calculated annually during the life of the operation to reflect known developments, and are subject to regular reviews.

The amortisation or unwinding of the discount applied in establishing the net present value of provisions is charged to the profit and loss account in each accounting period. The amortisation of the discount is shown as a financing item. Other movements in the provisions for closedown and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to lives of operations and revisions to discount rates are capitalised within fixed assets. These costs are then depreciated over the lives of the assets to which they relate.

Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the outstanding continuous rehabilitation work at each balance date. All costs of continuous rehabilitation work are charged to the provision as incurred.

(v)	CONTRIBUTED EQUITY

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)	NEW ACCOUNTING STANDARDS AND UIG INTERPRETATIONS

The standards issued as at 31 December 2005 which are not yet mandatory are:

i)	AASB 7:	Financial Instruments – Disclosures
ii)	AASB 2005-1:	Amendments to AASB 139: cash flow hedge accounting of forecast intra-group transactions
iii)	AASB 2005-4:	Amendments to AASB 139, 132, 1, 1023, and 1038 – fair value option
iv)	AASB 2005-6:	Amendments to AASB 3 – business combinations involving entities under common control
v)	AASB 2005-9:	Amendments to AASB 4, 1023, 139, 142
vi)	AASB 2005-10:	Amendments to AASB 132, 101, 114, 117, 133, 139, 1, 4, 1023 and 1028 – consequential amendments arising as a result of the release of AASB 7
vii)	AASB 2006-1:	Amendments to AASB 121 – clarification regarding monetary items forming part of the net investment in a foreign operation
viii)	UIG 4:	Determining whether an asset contains a lease
ix)	UIG 5:	Rights to interests from decommissioning restoration and environmental rehabilitation funds.

Alumina Limited has not yet adopted these new standards, nor has their impact on the group been fully assessed.

(x)	ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission (ASIC), relating to the ‘rounding off’ of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, or as otherwise indicated.

2.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks including market risk, credit risk and interest rate risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

Risk management is carried out by the Chief Financial Officer under policies approved by the Board of Directors.

(a)	Market risk

(i)	Foreign exchange risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Group manages this risk by borrowing in US dollars to provide a hedge for its US dollar denominated assets.

The Group operates internationally and is exposed to foreign exchange risk arising from exposures to various currencies, especially to the US dollar. The Group does not hedge its exposures other than through the near-term forward purchase of currency to meet operating requirements.

(ii)	Price risk

The Group is exposed to commodity price risk through its investment in the AWAC joint venture. AWAC manages commodity price risk through long-term purchase contracts for some input costs. Energy price risk is managed through short-term commodity hedges. AWAC does not hedge its Aluminium price risk.

(b)	Credit risk

The Group has a significant concentration of credit risk to companies controlled by Alcoa Inc. This concentration is accepted as a consequence of the Group’s participation in the AWAC joint venture. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to financial institutions of high credit quality. The Group has policies that limit the amount of credit exposure to any one financial institution.

(c)	Cash flow and fair value interest rate risk

The Group’s interest-rate risk arises from short-term borrowings. When managing interest rate risk, the Group seeks to reduce the overall cost of funds. A preference for floating rate exposure is sought by the Group.

(d)	Liquidity risk

Prudent liquidity management requires maintaining sufficient cash and credit facilities to ensure the Group’s commitments and plans can be met. This is managed by maintaining committed undrawn credit facilities to cover reasonably expected forward cash requirements.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

3.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Embedded derivatives

The Group has recognised a liability for derivative financial instruments through its equity investment in AWAC in accordance with AASB 139. In the determination of the fair value of this liability, AWAC has applied management estimates for long term commodity prices.

Retirement benefit obligations

The Group recognised a net liability for retirement benefit obligations under the defined superannuation arrangements, through its investment in AWAC. All plans are valued in accordance with AASB 119. These valuations require actuarial assumptions to be made.

Asset retirement obligations

The estimated costs of rehabilitating mined areas and restoring operating sites is reviewed annually and fully provided at the present value. The amount of obligations recognised includes the costs of mined areas and residue areas rehabilitation and reclamation, plant closure and subsequent monitoring of the environment. Where rehabilitation and remediation is anticipated to occur within the next 12 months the provision is carried as a current liability. Any outflow greater than 12 months is held as a non-current liability.

For mine reclamation and residue areas the asset retirement obligations are based on detailed studies of useful lives. The provisions have been estimated using existing technology, at current prices inflated by estimated future CPI and discounted at a rate appropriate for the asset location.

		Notes	$Million
			2005	2004
4.	REVENUE
	From continuing operations
	Other revenue
	Interest received/receivable		4.0	8.9

	Total revenue		4.0	8.9

5.	OTHER INCOME
	Net gain on sale of investments in Specialty Chemical assets		—	43.4
	Foreign exchange gains		—	1.1

	Total other income		—	44.5

6.	EXPENSES

	Profit before income tax includes the following specific expenses:

	Depreciation on plant and equipment		—	0.1
	Finance costs	6(a)	15.3	8.1
	Contributions to the superannuation fund:
	-accumulation category		0.2	0.2
	Operating lease rentals		0.1	0.1

(a)	Finance costs
	Interest and finance charges paid/payable:
	- unrelated corporations		15.3	8.1

			15.3	8.1

	Interest received/receivable:
	- unrelated corporations		(4.0)	(8.9)

		4	(4.0)	(8.9)

	Net finance cost/(income)		11.3	(0.8)

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

7.	INCOME TAX EXPENSE

	$Million
	2005	2004
(a) Income tax expense
Current tax	—	(1.7)
Deferred tax	—	(2.0)

	—	(3.7)

Income tax expense is attributable to:
Profit from continuing operations	—	(3.7)

Aggregate income tax expense for the year	—	(3.7)

(b) Numerical reconciliation of income tax expense to prima facie tax payable
Profit from continuing operations before income tax expense	315.6	320.1
Shortfall/(excess) of dividends received/receivable over equity share of profits	78.8	(123.1)

Profit from continuing operations before income tax expense	394.4	197.0

Prima facie tax expense at the rate of 30% (2004 – 30%)	(118.3)	(59.1)

The following items caused the total charge for income tax to vary from the above:
Rebateable and exempt dividends	415.9	160.4
Non-assessable capital gains	—	43.4
Tax losses not recognised	(6.3)	—
Expenses which are either non-deductible or against which no income was earned to claim a deduction	(15.2)	(8.2)

Net movement	394.4	195.6

Tax effect of the above adjustments at 30% (2004: 30%)	118.3	58.7
Attribution income tax on Specialty Chemical asset sale	—	(4.0)
Withholding tax	—	(1.1)
Tax losses from prior years brought to account	—	1.8

Consequent reduction in charge for income tax	118.3	55.4

Aggregate income tax expense for the year	—	(3.7)

(c) Tax losses and other timing differences
As at 31 December the following after tax effect of deferred tax assets has not been brought to account, and are attributable to:
- income tax losses *	90.3	55.5
- capital losses	321.3	321.3

	411.6	376.8

*	The majority of the income tax losses and all the capital losses reported above are attributable to the Group’s U.S. subsidiaries.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

7.	INCOME TAX EXPENSE (continued)

The benefits for tax losses will only be obtained if:

(i)	the consolidated entity derives future assessable income within the prescribed time limit of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii)	the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii)	no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

(d)	Tax consolidation legislation

Alumina Limited and its wholly-owned Australian subsidiaries have implemented tax consolidation under the applicable legislation as of 1 January 2004. The accounting policy in relation to this legislation is set out in Note 1(c).

As provided for under the tax consolidation legislation, the entities in the tax consolidated Group entered into a tax sharing agreement to limit the joint and several liability of the wholly-owned entities in the case of a default by the head entity, Alumina Limited.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Alumina Limited for the assumption of any current tax payable and are compensated by Alumina Limited for any current tax receivable, and for any deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Alumina Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. The funding amounts are recognised as current intercompany receivables or payables.

The parent entity has not recognised tax balances relating to subsidiary losses in 2004 and 2005, as these losses did not meet the recognition criteria.

			2005	2004
8.	EARNINGS PER SHARE

(a)	Basic earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the company	cents	27.1	27.2

(b)	Diluted earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the company	cents	27.1	27.2

	Number of Shares
	2005	2004
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	1,164,075,671	1,161,164,129
Adjustments for calculation of diluted earnings per share:
Options	637,553	897,367

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	1,164,713,224	1,162,061,496

(c)	Information concerning classification of securities

Options granted to employees under the WMC Employee Share Scheme, prior to the Company’s demerger, are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in Note 21. There were no options issued to employees in the current year.

(d)	Conversion, call, subscription or issue after 31 December 2005

In the period from 1 January 2006 to 28 February 2006, the following movements in share capital and options on issue have taken place:

	Number of options	Exercise price
Options exercised	344,500	$5.02

(e)	Reconciliations of earnings used in calculating earnings per share

	$Million
	2005	2004
Profit from continuing operations attributable to the ordinary equity holders of the company used in calculating basic and diluted earnings per share	315.6	316.4

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

		$Million
		2005	2004
9.	DIVIDENDS

	Interim dividend No. 52 of 10 cents fully franked at 30% per fully paid share declared 4 August 2005 and paid 31 October 2005 (2004: 10 cents fully franked at 30% per fully paid share, paid on 6 September 2004).	116.5	116.1

	Final dividend No. 51 of 10 cents franked to 7.5 cents at 30% per fully paid share, paid on 31 March 2005 (2004: 10 cents fully franked at 30% per fully paid share, paid on 30 March 2004).	116.3	116.1

		232.8	232.2

	Dividends paid per share	20.0c	20.0c

(a)	Dividends paid during the year

Dividend No. 52, paid on 31 October 2005, was the interim dividend for 2005. Dividend No. 51, paid on 31 March 2005, was the final dividend for 2004.

(b)	Dividends not recognised at year end

In addition to the above dividends, since year end the Directors have recommended the payment of a final dividend No. 53 of 10 cents a share fully franked, declared 1 February 2006 and payable on 31 March 2006. The aggregate amount of the proposed dividend expected to be paid out of retained profits at 31 December 2005, but not recognised as a liability at year end (refer Note 1(r)) is $116.6 million.

		$Million
		2005	2004
(c)	Franked dividends
	The fully franked dividends received from Alcoa of Australia Limited (“AofA”) in the financial year were	411.6	148.0

	Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in these financial statements:
	Class ‘C’ (30%) franking credits available for subsequent financial years, based on a tax rate of 30% (2004: 30%)	93.5	1.9

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a)	franking credits that will arise from the payment of the current tax liability;

(b)	franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;

(c)	franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(d)	franking credits that may be prevented from being distributed in subsequent financial years.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

		Notes	$Million
			2005	2004
10.	CURRENT ASSETS – CASH AND CASH EQUIVALENTS
	Cash at bank and on hand		15.2	17.7
	Money market deposits (maturity of three months or less)		—	100.2

			15.2	117.9

(a)	Reconciliation of cash at the end of the year
	For the purposes of the statements of cash flows, cash represents cash on hand, at the bank and on short-term deposit (maturity of three months or less) less bank overdrafts:

	Balances as above		15.2	117.9
	Bank overdrafts		—	—

	Balances as per statement of cash flows		15.2	117.9

(b)	Cash at bank and on hand
	Average interest rate on cash holdings during 2005 was 4.9% (2004: 4.7%)

(c)	Money market deposits
	There were no interest bearing deposits at 31 December 2005. (2004: floating interest rates between 5.4% and 5.5%).

11.	CURRENT ASSETS – RECEIVABLES

	Interest Receivable		—	0.5
	Other debtors		0.5	0.3

			0.5	0.8

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

			$Million
		Notes	2005	2004
12.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

(a)	Securities not quoted on a prescribed stock exchange

	(i) Securities in entities forming Alcoa World Alumina and Chemicals (AWAC) with Alcoa Inc.

	Securities at cost:
	Balance brought forward		1,187.8	1,217.3
	Alcoa of Australia reinvestment of dividend		320.0	—
	Investment in Juruti bauxite reserves in Brazil		—	51.1
	Decrease in investment following sale of Chemical assets		—	(62.2)
	Foreign currency revaluation		22.1	(18.4)

	Equity accounted cost of AWAC		1,529.9	1,187.8
	Equity in retained profits of AWAC	12(c)	427.5	511.9
	Equity in reserves of AWAC	12(d)	37.5	2.4

	Equity accounted carrying value of AWAC		1,994.9	1,702.1

(b)	Equity accounted share of profits and dividends
	Equity share of profits before tax		501.1	460.2
	Equity share of tax		(164.0)	(148.7)

	Equity accounted share of profit after tax		337.1	311.5
	Loss on sale of Specialty Chemical assets directly held by AWAC subsidiaries (net of tax)		—	(28.0)
	Dividends received/receivable by the Group		(415.9)	(160.4)

	(Shortfall)/excess of AWAC equity accounted profit over dividends received/receivable	12(c)	(78.8)	123.1

(c)	Share of retained profits
	(Shortfall)/excess of AWAC equity accounted profit over dividends received/receivable		(78.8)	123.1
	Transition to A-IFRS adjustments		(5.6)	—
	Balance brought forward		511.9	388.8

	Total equity share in retained profits carried forward		427.5	511.9

(d)	Equity accounted share of reserves of associated entities
	Opening balance		2.4	1.1
	Share based payments reserve		(0.5)	1.3
	Unrealised gains on derivatives, net of tax		35.6	—

	Total equity share of reserves		37.5	2.4

(e)	Accounting policies

i.	The audited consolidated financial statements of the entities forming AWAC are prepared in accordance with US Generally Accepted Accounting Principles (US GAAP). Except for Alcoa of Australia Limited (“AofA”), the reported profit after tax of AWAC is based on these US GAAP financial statements. Financial statements in US dollars have been translated to Australian dollars using average exchange rates for the period for profit and loss items, and closing rates for balance sheet items. Adjustments are made for accounting policies not allowed under Australian equivalents to International Financial Reporting Standards. The principal adjustments are to the valuation of inventories from last-in-first-out basis to a basis equivalent to weighted average cost, to treat the cost of stock options issued under the Alcoa employee long term incentive plan as a charge against profit, create an additional asset retirement obligation for dismantling, removal and restoration of each refinery, and to reverse any excesses or shortfalls of the superannuation fund assets over accrued membership benefits taken to the Income Statement.

ii.	Included in the equity accounted carrying amount at which the equity investment in AWAC is recorded, are amounts for goodwill, including profits realised in forming AWAC, which is unchanged from 2004 amounting to A$152.7 million (2004: A$152.7 million). Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it may be impaired, and is carried at cost less accumulated impairment losses. Refer Note 1(j).

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

12.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)

(f)	Additional information on associated entities

Name	Principal activities	Country of incorporation	Percentage equity
			2005	2004
(i) Entities forming AWAC
Alcoa of Australia Ltd	Fully integrated aluminium production	Australia	40	40
Alcoa World Alumina LLC	Production of alumina & alumina based chemicals	America	40	40
Abalco S.A.	Production of bauxite and alumina	Brazil	40	40
Alcoa Caribbean Alumina Holdings LLC	Holding company	America	40	40
Alumina Espanola S.A.	Production of alumina & alumina based chemicals	Spain	40	40
Omnia Minerios Ltda.	Hold bauxite exploration rights	Brazil	40	40
Matapu Sociedade de Mineracao Ltda.	Hold bauxite exploration rights	Brazil	40	40
Mineracao Sao Jorge Ltda.	Hold bauxite exploration rights	Brazil	40	40
(ii) Other associates
Agnew Pastoral Company Pty. Ltd.	Manage pastoral leases	Australia	40	40
Weebo Pastoral Company Pty. Ltd.	Manage pastoral leases	Australia	40	40

AWAC has a governing strategic council of five members of which Alumina appoints two members, including the Deputy Chairman.

		$Million
		2005	2004
(g)	Expenditure commitments and contingent liabilities
	– other expenditure commitments contracted for, including long term commitments for gas and electricity Alcoa of Australia Ltd (“AofA”) is party to a number of natural gas and electricity contracts that expire between 2005 and 2025. Under these take or pay contracts, AofA is obligated to pay for a minimum of natural gas or electricity even if these commodities are not required for operations.	2,854.4	2,279.2

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

Pursuant to the terms of the AWAC Formation Agreement, Alcoa and Alumina Limited have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement) as well as for certain other pre-formation liabilities, such as existing environmental conditions, to the extent of their pre-formation ownership of the company or asset with which the liability is associated.

	Notes	$Million
		2005	2004
(h) Alumina’s share of aggregate associates:
Current assets		834.7	616.9
Non-current assets		1,942.9	1,658.6
Current liabilities		(661.3)	(438.7)
Non-current liabilities		(419.7)	(432.6)

Net assets		1,696.6	1,404.2
Mineral rights and bauxite assets		145.6	145.2
Goodwill		152.7	152.7

Carrying value	12(a)	1,994.9	1,702.1

Revenues		2,451.0	2,080.9
Expenses		(1,949.9)	(1,620.7)

Profit before income tax		501.1	460.2
Loss on sale of Specialty Chemicals Business		—	(28.0)
Income tax charge		(164.0)	(148.7)

Profit after income tax		337.1	283.5

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

		Notes	$Million
			2005	2004
13.	NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT

	Plant and equipment	13(a)	0.3	0.3

(a)	Plant and equipment
	Cost		0.5	0.5
	Accumulated depreciation		(0.2)	(0.2)

			0.3	0.3

(b)	Reconciliations
	Reconciliation of the carrying amount at the beginning and end of the current financial year is set out below:

	Carrying amount at 1 January 2005		0.3	0.4
	Depreciation expense		—	(0.1)

	Carrying amount at 31 December 2005		0.3	0.3

14.	CURRENT LIABILITIES – PAYABLES
	Trade payables		1.1	1.5
	Other payables		2.0	0.9

			3.1	2.4

15.	CURRENT LIABILITIES – INTEREST-BEARING LIABILITIES
	Unsecured:
	Borrowings	15(a)	478.7	397.9

	These borrowings are under two 364 day rolling facilities, both of which have a three monthly maturity cycle. As a result all borrowings have been classified as being current liabilities. These facilities will be refinanced during the course of 2006.

(a)	Description
	Bank loans at floating interest rates applicable in the United States of America (Weighted average rate of 3.5% (2004 – 1.7%) and are repayable in one year or less.		478.7	397.9

(b)	Currencies
	The above borrowings are due in the following currency:
	US dollars		351.0	311.0

	A$ equivalent of above currency		478.7	397.9

(c)	Exchange rates
	Exchange rates at balance date used in translations:		0.7333	0.7819
	A$1 = US$

16.	CURRENT LIABILITIES – PROVISIONS
	Employee benefits - provision for annual leave		0.1	0.1

17.	NON-CURRENT LIABILITIES - PROVISIONS
	Employee benefits - provision for long service leave		0.2	0.2

	The aggregate of provisions for employee benefits as shown in Notes 17 and 19 are $0.3 million (2004: $0.3 million).

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

	Notes	$Million
		2005	2004
18. CONTRIBUTED EQUITY
Ordinary share capital issued and fully paid
Balance brought forward		404.1	384.8
Shares issued		11.6	19.3

Total issued capital		415.7	404.1

Movements in ordinary share capital

			Number of fully paid shares
			2005	2004
Opening number of shares			1,163,111,048	1,159,557,148
Issued under WMC Employee Option Plan	18	(a)	2,534,600	3,553,900

Closing number of shares			1,165,645,648	1,163,111,048

WMC Employee Share Scheme

Year of issue	Granted in 2005	Exercised in 2005	Outstanding as at 31 December 2005	Exercise Price	Expiry Date
2000	—	1,209,300	—	$4.04	18 December 2005
2001	—	1,325,300	1,971,100	$5.02	30 November 2006

Total	—	2,534,600	1,971,100

(a)	Prior to the demerger, the establishment of the WMC Employee Share Scheme was approved by shareholders at the Annual General Meeting held on 12 December 1987. Under the Scheme a number of share plans operated. Fully paid shares, partly paid shares and share options were granted to employees since establishment of the Scheme. Currently one Alumina Limited employee holds such options. These options remain exercisable until such time as their exercise periods expire. No issues have been made under this Scheme since the demerger.

There is no ongoing option plan available to Alumina Limited directors or employees.

(b)	Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of, and amounts paid on, the shares held.

19.	SHARE-BASED PAYMENTS

(a)	Alumina Employee Share Plan

This is a plan under which employees may be invited to participate in the grant of a conditional entitlement to fully paid ordinary shares (a Performance Right). The Board’s intention is to make offers to every employee, but this is subject to annual determination by the Board in respect of each individual for each grant. The CEO of the Company may recommend variation in participation.

A person is only eligible to participate in the Plan and to be granted performance rights under the Plan if they are an employee, and have satisfied the criteria that the Board decides for participation in the Plan.

Generally, each offer has a three year performance period, with performance tested at the end of the period to determine the number of performance rights to vest to the employee, if any. 50% of the performance rights not vested at the three year performance test can be re-tested six months after the end of the three year performance period. The performance testing is carried out by an independent party and is based on the relative Total Shareholder Returns (TSR) of Alumina Limited, compared to two specific comparator groups.

An invitation is not transferable. An employee may only apply for performance rights in his or her name and not in the name of, or on behalf of, another person or entity. On vesting, each performance right is an unconditional entitlement to one fully paid ordinary share.

On termination of employment of any individual, their participation in the Plan is finalised and any performance rights not vested lapse unless the Directors decide otherwise.

Set out below are summaries of performance rights granted under the Plan:

2005

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Expired during the year Number	Balance at end of the year Number
26/3/2003	3/12/2004	46,500	—	(11,626)	(34,874)	—
26/3/2003	3/12/2005	97,200	—	—	(62,900)	34,300
19/1/2004	21/12/2006	141,050	—	—	(40,300)	100,750
25/1/2005	16/12/2007	—	139,850	—	(37,000)	102,850

Total		284,750	139,850	(11,626)	(175,074)	237,900

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

19.	SHARE-BASED PAYMENTS (continued)

2004

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Expired during the year Number	Balance at end of the year Number
26/3/2003	3/12/2004	95,900	—	—	(49,400)	46,500
26/3/2003	3/12/2005	100,200	—	—	(3,000)	97,200
19/1/2004	21/12/2006	—	143,550	—	(2,500)	141,050

Total		196,100	143,550	—	(54,900)	284,750

Expenses arising from share-based payment transactions in the Alumina Employee Share Plan

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	$Million
	2005	2004
Performance rights granted under the Alumina Employee Share Plan	0.3	0.3

(b)	WMC Employee Share Scheme

The establishment of the WMC Employee Share Scheme was approved by shareholders at the Annual General Meeting held on 12 December 1987. Under the Scheme a number of share plans have operated. Fully paid shares, partly paid shares and share options have been granted to employees since establishment of the Scheme.

Employee option plan

All permanent employees (including executive directors) of Alumina Limited and its subsidiaries who were employed, prior to demerger, by the company or a subsidiary were eligible to participate in the WMC Employee Share Scheme and be offered options for fully paid shares. Options allotted, prior to the demerger, to Alumina employees remain exercisable until such time as their exercise periods expire. There is no ongoing option plan available to Alumina Limited directors or employees. Under the scheme, no issues have been made during the current year.

The major provisions of the option plans provide that the employee may request that the options be converted after one year from the date of allotment. Options are exercisable at their strike price. Restrictions exist for certain employees on the number of options which can be exercised in any year. If the request to convert the options to shares has not been made, the Company must make the call at the completion of five years from the date of issue or termination of employment. Certain designated officers are not permitted to exercise options or buy and sell shares in the period between the end of the company’s half or full financial year and the release of the respective result.

Employee share options carry no rights to dividends and no voting rights. When exercised, each option results in a beneficial entitlement to one ordinary fully paid share.

Year of issue	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of the year Number	Exercisable at end of the year Number
Consolidated and parent entity-2005
2000	18 Dec 2005	$4.04	1,209,300	—	(1,209,300)	—	—	—
2001	30 Nov 2006	$5.02	3,296,400	—	(1,325,300)	—	1,971,100	1,971,100

Total			4,505,700	—	(2,534,600)	—	1,971,100	1,971,100

Weighted average exercise price:			$4.76		$4.55		$5.02	$5.02

Consolidated and parent entity-2004
1999	20 Dec 2004	$4.52	1,495,600	—	(1,495,600)	—	—	—
2000	18 Dec 2005	$4.04	1,986,400	—	(777,100)	—	1,209,300	1,209,300
2001	30 Nov 2006	$5.02	4,577,600	—	(1,281,200)	—	3,296,400	3,296,400

Total			8,059,600	—	(3,553,900)	—	4,505,700	4,505,700

Weighted average exercise price:			$4.69		$4.60		$4.76	$4.76

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

19.	SHARE-BASED PAYMENTS (continued)

Stock appreciation plan

In various years since approval of the WMC Employee Share Scheme in 1987, until the demerger of the company, the company established stock appreciation plans (SAPs) for the benefit of employees mainly in countries outside Australia. The purpose of the SAPs was to provide such employees, who due to securities law constraints were not eligible to participate under the Options Plans, with benefits similar to those conferred by the Option Plans.

Under the terms of the WMC Stock Appreciation Plan (SAP), employees were invited to apply for the grant by WMC Limited. The employees were not required to pay any amount for the grant, but each WMC Limited SAP has a notional allotment exercise price, equal to the weighted average sale price of WMC shares on the ASX on the trading day that the invitation to apply for the WMC Limited SAP was made to the employee. Subject to certain exceptions, the WMC Limited SAP was not able to be redeemed until after a period of 12 months from the date of allotment and lapse on the fifth anniversary of the date of allotment. Upon redemption of a WMC Limited SAP before its expiry by the holder, the holder is entitled to a payment equal to the difference between the closing share price of WMC Limited (or, post-demerger Alumina Limited) on the ASX on the trading day immediately before redemption, and the notional allotment price (assuming the former is higher).

Set out below are summaries of allotments made under SAP’s:

Year of issue	Expiry date	SAP allotment price	Balance at start of the year Number	Allotted during the year Number	Redeemed during the year Number	Expired during the year Number	Balance at end of the year Number	Exercisable at end of the year Number
Consolidated and parent entity-2005
2000	18 Dec 2005	$4.04	15,400	—	(15,400)	—	—	—
2001	30 Nov 2006	$5.02	113,900	—	(56,800)	—	57,100	57,100
2002	30 Nov 2006	$5.02	400,000	—	(400,000)	—	—	—

Total			529,300	—	(472,200)	—	57,100	57,100

Weighted average exercise price:			$4.99		$4.99		$5.02	$5.02

Consolidated and parent entity-2004
1999	20 Dec 2004	$4.52	11,000	—	(10,000)	(1,000)	—	—
2000	18 Dec 2005	$4.04	58,300	—	(42,900)	—	15,400	15,400
2001	30 Nov 2006	$5.02	197,600	—	(83,700)	—	113,900	113,900
2002	30 Nov 2006	$5.02	650,000	—	(250,000)	—	400,000	400,000

Total			916,900	—	(386,600)	(1,000)	529,300	529,300

Weighted average exercise price:			$4.95		$4.90	$4.52	$4.99	$4.99

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

		Notes	$Million
			2005	2004
20.	RESERVES, RETAINED PROFITS AND TREASURY SHARES

	Reserves
	Asset revaluation reserve		34.3	34.3
	Asset realisation reserve		—	—
	Capital reserve		16.5	16.5
	Foreign currency translation reserve	20(a)	(10.2)	1.3
	Cash-flow hedge reserve	20(b)	35.6	—
	Share-based payments reserve	20(c)	2.7	2.9

			78.9	55.0

(a)	Foreign currency translation reserve
	Balance brought forward		1.3	—
	Currency translation differences arising during the year		(11.5)	1.3

	Balance carried forward		(10.2)	1.3

(b)	Cash flow hedge reserve
	Balance brought forward		—	—
	Gains for the period		35.6	—

	Balance carried forward		35.6	—

(c)	Share-based payments reserve
	Balance brought forward		2.9	1.3
	Option expense		(0.2)	1.6

	Balance carried forward		2.7	2.9

(d)	Nature and purpose of reserves

(i)	Asset revaluation reserve

The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares and is only available for the payment of cash dividends in limited circumstances as permitted by law.

(ii)	Foreign currency translation reserve

Exchange differences arising on translation of self sustaining controlled foreign entities are taken to the foreign currency translation reserve as described in accounting policy Note 1(d).

(iii)	Cash flow hedge reserve

Gains on instruments used to hedge a net investment in a foreign operation determined to be an effective hedge as described in accounting policy Note 1 (q).

(iv)	Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of options issued but not exercised.

	Notes	$Million
		2005	2004
(e) Retained profits
Retained profits at the beginning of the financial year:
- Group		441.5	481.3
- Associates		511.9	388.8

		953.4	870.1
Net profit attributable to the members of Alumina Limited		315.6	316.4
Dividend provided for or paid		(232.8)	(233.1)

Retained profits at the end of the financial year		1,036.2	953.4

Retained profits at the end of the financial year:
- Group		608.7	441.5
- Associates	12(c)	427.5	511.9

		1,036.2	953.4

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

20.	RESERVES, RETAINED PROFITS AND TREASURY SHARES (continued)

		Notes	$Million
			2005	2004
(f)	Treasury shares [1]
Balance brought forward			(0.6)	—
Movement for the period			—	(0.6)

Balance carried forward			(0.6)	(0.6)

___________
[1]	Under AASB 132, if an entity reacquires its own equity instruments, those instruments shall be deducted from equity. Alumina Limited purchased shares for its long term incentive plan. As at 31 December 2005, 84,274 shares are held by Alumina Limited for the long term incentive plan.

21.	NOTES TO THE STATEMENTS OF CASH FLOWS

(a)	Reconciliation of operating profit after income tax to net cash inflow from operating activities
	Operating profit from continuing operations after income tax		315.6	316.4
	Shortfall/(excess) of equity accounted profits over dividends received		78.8	(123.1)
	Depreciation and amortisation	6	—	0.1
	Non-cash employee benefits expense-share based payments		0.3	0.3
	Non-cash dividends received		(320.0)	—
	Profit on sale of Specialty Chemical assets	5	—	(43.4)
	Net exchange differences	5,6	—	(1.1)

	Sub total		74.7	149.2
	Change in assets and liabilities adjusted for effects of purchase and disposal of controlled entities during the financial year:
	(Increase)/decrease in:
	-receivables		0.3	0.2
	-deferred tax assets		—	2.7
	-other assets		(0.5)	(0.3)
	(Decrease)/increase in:
	-payables		0.7	(0.8)
	-current tax liabilities		—	(2.5)
	-other liabilities		(3.2)	—

	Net cash inflow from operating activities		72.0	148.5

(b)	Acquisition/disposal of controlled entities

During the year the Company did not acquire or dispose of any material controlled entities.

(c)	Financing facilities

Refer to Note 22.

(d)	Non-cash financing and investing activities

	$Million
	2005	2004
Dividend received from associate *	320.0	—
Investment in associate *	(320.0)	—

*	During 2005 Alcoa of Australia, of which Alumina Limited owns 40% declared a special dividend of A$800 million (Alumina Limited share A$320 million), all of which was immediately subscribed to Alcoa of Australia for the purchase of new shares.

		Notes	$Million
			2005	2004
22.	FINANCING FACILITIES
	The total facilities available at balance date were as follows:

	Short-term loan facilities	22(b)	700.0	700.0
	Used at balance date		478.7	397.9
	Available at balance date		221.3	302.1

(a)	The loan facilities are denominated in currencies as follows:

	Short-term loan facilities
	Australian dollar facility		50.0	50.0
	Multi-currency facility [1]		650.0	650.0

[1]	Comprising two multi-currency facilities drawn in US dollars with an aggregate limit of A$650 million.

(b)	The short term bank loan facilities are available for general corporate purposes. All facilities are 364 day facilities. The short term facilities will be refinanced during the course of 2006.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

23.	FINANCIAL INSTRUMENTS

A.	Interest rate risk

The Group is exposed to interest rate risk on its outstanding interest bearing liabilities and investments.

Interest rate risk exposure

The consolidated entity’s exposure to interest rate risk and the effective weighted interest rate for classes of financial assets and liabilities is set out below:

As at 31 December 2005

			Fixed interest maturing in:
$ million	Notes	Floating interest	1 year or less	Over 1 to 5 years	More than 5 years	Non- interest bearing	Total
Financial Assets

Cash and cash equivalents	10	15.2	—	—	—	—	15.2
Receivables	11	—	—	—	—	0.5	0.5

		15.2	—	—	—	0.5	15.7

Weighted average interest rate		4.9%

Financial Liabilities
Payables	14	—	—	—	—	3.1	3.1
Bank loans	15	478.7	—	—	—	—	478.7

		478.7	—	—	—	3.1	481.8

Weighted average interest rate		3.5%

Net financial (liabilities)		(463.5)	—	—	—	(2.6)	(466.1)

As at 31 December 2004

			Fixed interest maturing in:
$ million	Notes	Floating interest	1 year or less	Over 1 to 5 years	More than 5 years	Non- interest bearing	Total
Financial Assets
Cash and cash equivalents	10	117.9	—	—	—	—	117.9
Receivables	11	—	—	—	—	0.8	0.8

		117.9	—	—	—	0.8	118.7

Weighted average interest rate		5.3%

Financial Liabilities
Payables	14	—	—	—	—	2.4	2.4
Bank loans	15	397.9	—	—	—	—	397.9

		397.9	—	—	—	2.4	400.3

Weighted average interest rate		1.7%

Net financial (liabilities)		(280.0)	—	—	—	(1.6)	(281.6)

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

23.	FINANCIAL INSTRUMENTS (continued)

B.	Carrying amounts and estimated fair values of financial instruments

The carrying amounts and estimated fair values of the company’s financial instruments, referred to in Note 23A above were as follows:

		Carrying amount	Fair value	Carrying amount	Fair value
	Notes	$Million		$Million
		2005	2005	2004	2004
Recognised in the Balance Sheet
Financial assets
Cash and cash equivalents	10	15.2	15.2	117.9	117.9
Current receivables	11	0.5	0.5	0.8	0.8
Financial liabilities
Current payables	14	3.1	3.1	2.4	2.4
Short term interest bearing liabilities	15	478.7	478.7	397.9	397.9

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate a value:

Cash and cash equivalents

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

24.	INVESTMENTS IN CONTROLLED ENTITIES

Entities consolidated	Notes	Place of Incorporation
NAME
Alumina Limited		VIC, Australia

All controlled entities are wholly-owned, unless otherwise indicated

Controlled entities
Albion Downs Pty. Ltd.	C,F	WA, Australia
Alumina Holdings (USA) Inc.	A,D	Delaware, USA
Alumina International Holdings Pty. Ltd.	B,E	VIC, Australia
Alumina (U.S.A.) Inc.	A,D	Delaware, USA
Westminer (Investments) B.V.	A,D	Netherlands
Westminer Acquisition (U.K.) Limited	D	UK
Butia Participaçoes SA	A,D,G	Brazil
Westminer International (U.K.) Limited	D	UK

These controlled entities:

A)	have not prepared audited accounts as they are non-operating or audited accounts are not required in their country of incorporation;
B)	have been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investment Commission (“ASIC”) Class Order 98/1418. This company, which is also referred to in the Directors’ Declaration is, with Alumina Limited, a member of a “Closed Group” as defined in the Class Order and are parties to a deed of cross guarantee which has been lodged with and approved by ASIC. Under the deed of cross guarantee, each of these companies guarantees the debts of the other companies party to the deed of cross guarantee. The consolidated assets and liabilities of these companies, and their consolidated net profits after tax for the year then ended (after eliminating inter-company investments and other inter-company transactions) are set out in the table below;

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

24.	INVESTMENTS IN CONTROLLED ENTITIES (continued)

C)	this is a small proprietary company, and is not required to prepare a financial report;
D)	has been translated as a self-sustaining entity;
E)	this company, while a small proprietary company, is included on the deed of cross guarantee;
F)	this company is deemed to be a controlled entity because of an option held by Alumina Limited to purchase all of the shares in the Company;
G)	On 30 December 2004, Alumina Limited, through a controlled subsidiary (Westminer (Investments) B.V.), acquired 100% interest in Butia Participaçoes SA, a Brazilian entity for a nominal amount. Ownership of Butia Participaçoes SA was transferred from Westminer (Investments) B.V. to Alumina Limited on 16 September 2005.

	$Million
	2005	2004
Deed of cross guarantee
Entities which are party to a Deed of Cross Guarantee, entered into in accordance with ASIC Class Order 98/1418 are indicated above in this note. A consolidated balance sheet is set out below:

Balance sheets of closed Group

Current assets
Cash and cash equivalents	9.0	107.7
Receivables	8.2	51.3
Deferred tax assets	2.1	2.1
Other assets	0.5

Total current assets	19.8	161.1

Non-current assets
Investments in associates/subsidiaries	1,474.3	1,101.7
Property, plant and equipment	0.3	0.3

Total non-current assets	1,474.6	1,102.0

Total assets	1,494.4	1,263.1

Current liabilities
Payables	3.1	2.3
Interest-bearing liabilities	478.7	397.9
Provisions	0.1	0.1
Other	1.2	2.1

Total current liabilities	483.1	402.4

Non-current liabilities
Payables	120.1	119.3
Provisions	0.2	0.2

Total non-current liabilities	120.3	119.5

Total liabilities	603.4	521.9

Net assets	891.0	741.2

Equity
Contributed equity	415.7	404.1
Reserves	241.0	240.7
Retained profits	234.3	96.4

Total equity	891.0	741.2

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

24.	INVESTMENTS IN CONTROLLED ENTITIES (continued)

Set out below is a consolidated statement of financial performance for the closed Group:

	$Million
	2005	2004
Income statements of closed Group
Revenue from ordinary activities	416.8	204.2
General and administrative expenses	(10.2)	(7.8)
Other expenses	(17.6)	(10.1)
Borrowing costs	(18.3)	(10.6)

Profit from ordinary activities before income tax	370.7	175.7

Income tax expense	—	(0.5)

Net profit	370.7	175.2

Set out below is a summary of movements in consolidated retained profits of the closed Group:

Retained profits at the beginning of the financial year	96.4	154.3
Net profit	370.7	175.2
Dividend provided for or paid	(232.8)	(233.1)

Retained profits at the end of the financial year	234.3	96.4

25.	CONTINGENT LIABILITIES

There have been no changes to contingent liabilities during the reporting period.

Cross guarantees given by Alumina Limited and Alumina International Holdings Pty. Ltd are described in Note 24. There are no deficiencies of assets in any of these companies.

These guarantees may give rise to liabilities in the parent entity if the subsidiary does not meet their obligations under the terms of the overdrafts, loans or other liabilities subject to the guarantees.

No material losses are anticipated in respect of any of the above contingent liabilities.

26.	COMMITMENTS FOR EXPENDITURE

	$Million
	2005	2004
Lease commitments

Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:
Within one year	0.1	0.1
Later than one year but not later than 5 years	0.2	0.2

	0.3	0.3

The company leases office facilities under non-cancellable operating leases expiring within two to five years. The office lease on expiry is expected to be renewed or replaced by another lease.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

27.	RELATED PARTY TRANSACTIONS

Related parties of the Group fall under the following categories:

Wholly-owned Group

The wholly-owned Group consists of Alumina Limited and its wholly-owned controlled entities as disclosed in Note 24. Transactions between Alumina Limited and other entities in the wholly-owned Group during the years ended 31 December 2005 and 2004 consisted of:

•	loan advanced/repaid to/by Alumina Limited

•	interest paid/received on the above loans

•	the payment of dividends to Alumina Limited

•	payment of administrative/general expenses on behalf of Alumina Limited

The above transactions were made on normal commercial terms and conditions and at market rates.

Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with entities in the wholly-owned Group:

	$Million
	2005	2004
Interest expense	0.2	0.2
Interest income	(1.3)	—
Aggregate amounts payable to entities in the wholly-owned Group at balance date:
Non-current payables	181.6	132.4

Directors and Other Key Management Personnel

Disclosures relating to directors and other key management personnel are set out in Note 28.

Other Related Parties

There are no other related party transactions.

Ownership Interests in Related Parties

Interests held in the following classes of related parties are set out in the following notes:

(a) controlled entities – Note 24; and

(b) associates – Note 12.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

28.	KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following persons were directors of Alumina Limited during the financial year:

Chairman – non-executive

D M Morley

Executive directors

J Marlay, Chief Executive Officer

K A Dean, Chief Financial Officer (Alternate director from 1 November 2005) 1

R D J Davies, Chief Financial Officer (Alternate director until 31 October 2005)

[1]	Mr Ken Dean succeeded Mr Bob Davies as Chief Financial Officer on 1 November 2005

Non-executive directors

P A F Hay

R J McNeilly

M R Rayner

(b) Other key management personnel

In addition to executive directors, the following person also had authority for the strategic direction and management of the company and the consolidated entity during the financial year:

Name	Position	Employer
S C Foster	General Counsel and Company Secretary	Alumina Limited

Except as noted above, all of the persons above were also key management persons during the year ended 31 December 2004.

(c) Remuneration of key management personnel

(i) Principles used to determine the nature and amount of remuneration

Alumina Limited’s remuneration policy is to establish a clear link between performance and remuneration. In doing so we committed to ensuring that our remuneration process is aligned with shareholder interests and is also designed to reward and recognise superior Senior Executive performance.

The process ensures that specific and measurable individual objectives and targets that are consistent with business objectives are set for executives and employees.

Senior executive remuneration is reviewed annually by the Compensation Committee. Senior Executive rewards are influenced by three factors: individual performance, Company performance, and market position.

The CEO, Chief Financial Officer and General Counsel/Company Secretary are the executives who exercise the greatest control over the management and strategic direction of the Group and are the most highly remunerated executives of the Company and the Alumina Group. These executives are the only employees of the Company who exercise control over the Group’s management and strategic direction and therefore fewer than five executives are listed in this report.

Individual performance

Remuneration reflects individual performance based on the Senior Executive’s performance against specific goals and individual objectives set for each Senior Executive for the year under review.

The performance of individual Senior Executives, against their objectives is assessed half yearly and yearly. The Compensation Committee also obtains independent remuneration information for comparative purposes. Salary reviews and short-term incentives (STIs) are determined by assessing performance against both individual performance objectives and peer group total shareholder return (TSR) performance. Long-term incentives (LTIs) are assessed against the Company’s TSR compared with that of Australian and international peer group companies.

Company performance

A percentage component of both total cash and share-based remuneration for Senior Executives is based on the performance of the company measured against peer group companies’ TSR.

Market position

Accordingly, Alumina Limited’s remuneration levels need to be competitive with comparable Australian organisations to ensure that the company can attract and retain high performing employees. The Board Compensation Committee appoints external compensation advisers to provide appropriate salary and benefits reviews on an annual basis.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

28.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

Non-executive directors

Alumina Limited’s non-executive directors receive a fee for fulfilling their director’s duties. No additional fees are paid to directors for participating on Board Committees. Non-executive directors’ fees are reviewed annually and are determined by the committee based on comparative analysis and advice received from remuneration consultants, and take into account the directors’ responsibilities and time spent on company business. The level of fees reflects the need to attract directors with the necessary skills and experience.

Total remuneration for non-executive directors is determined by resolution of shareholders. The maximum aggregate remuneration approved for non-executive directors is $950,000 per annum. A total of $591,325 was paid to Alumina Limited directors in non-executive Director fees in 2005.

There were no fee increases to non-executive Directors from March 2002 until 1 January 2005. Non-executive directors (other than the Chairman) fees were increased from $85,000 per annum to $110,000 per annum as from 1 January 2005. The Chairman’s fee remained unchanged for 2005.

In 2005, the Compensation Committee approved an increase in non-executive Directors’ fees of 5 per cent, effective from 1 January 2006. The Chairman’s fee was set in 2002 at $212,500, at a multiple of approximately 2.5 times of non-executive Directors’ fees. The Chairman’s fee had not been changed since early 2002. In the course of the review undertaken in 2005, it was decided, based on the remuneration consultant’s advice, that the Chairman’s fee level should be $287,500 from 1 January 2006, which bore the same proportion to non-executive Directors’ current fees as that which applied to the fees when originally set in 2002.

Retirement benefits

Non-executive directors receive, in addition to their fees, a superannuation guarantee contribution which for 2005 was 9 per cent of their fees, being $19,125 for the Chairman and $9,900 for other non-executive Directors, but do not receive any other retirement benefits. From 1 January 2006, the superannuation guarantee contribution is capped at $12,139 for the Chairman.

Share acquisitions

Alumina Limited’s non-executive Directors participate in a share plan that requires the Directors to allocate a minimum of 10 per cent of their annual fees to acquiring shares in the Company. Those shares are purchased on-market on behalf of the Directors and all expenses in relation to the purchase are paid by the Directors. Shares are not allocated on performance but in lieu of receiving cash remuneration.

Senior Executives

Senior executive remuneration comprises:

(1)	fixed remuneration – ‘fixed annual reward’ (FAR) is the component of total remuneration specified in an employee’s contract of employment and in periodic salary reviews. It includes salary and superannuation contributions (both company and salary sacrifice contributions).

(2)	variable (incentive) payments - contracts for Senior Executives and professional employees include a component of remuneration linked to short-term incentives (STIs) and long-term incentives (LTIs). Policies defining STIs and LTIs are established by the Board Compensation Committee and reviewed annually.

(1)	Fixed Remuneration

The Committee reviews and determines the FAR for the CEO. The CEO annually reviews and recommends to the Committee the FAR for the other Senior Executives.

The Committee undertook a review in 2005 of CEO and Senior Executive remuneration. The remuneration structure for the Company’s CEO and Senior Executives had previously been set in 2002, prior to the Company’s demerger. As part of the review in 2005, the responsibilities and requirements of these positions were updated and advice was sought from a remuneration consultant to ensure CEO and Senior Executive remuneration continues to be appropriate, taking into account the Company’s size, market movements and the complexity of executive responsibilities. Given the small number of employees at Alumina Limited, it is critical that Senior Executives perform at a high level. For Senior Executives, the Company seeks to set FAR at the third quartile of comparable companies.

The Committee determined that, the CEO’s FAR be increased from $750,000 per annum to $850,000 per annum, effective 1 January 2006 (further details of the CEO’s remuneration are provided below). Mr Davies’ FAR increased from $378,000 per annum to $575,000 per annum, and Mr Foster’s FAR increased from $273,000 per annum to $350,000 per annum, effective 1 August 2005.

The FAR of Mr Ken Dean, appointed as Chief Financial Officer to succeed Mr Davies effective 1 November 2005, is $540,000 per annum.

(2)	Variable Payments

During the year, the Company arranged for an independent consultant to review the structure of its STI and LTI plans. After considering the review, the structure of the STI and LTI were modified, to be effective from 1 January 2006. Details of the arrangements applying during 2005 are set out below. Changes implemented from 1 January 2006 are outlined in a separate paragraph below.

Short-term incentives

The amount of STI awarded varies according to a combination of individual and Company performance criteria. For the STI, Company performance has been measured using the TSR for a one year period.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

28.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

Short-term incentive opportunities are calculated as a percentage of the Senior Executive’s fixed remuneration and are paid in the form of cash. The Committee reviews performance assessments and approves all STI payments to all employees. In 2005, the maximum payable to Senior Executives was 45 per cent of FAR, of which 25 per cent related to performance against individual objectives, and 20 per cent related to the Company’s relative TSR performance during the 2005 year. The STI was designed to encourage superior performance and link Senior Executive remuneration to the returns achieved by shareholders.

Performance against individual objectives links achievement reward for Senior Executives for meeting or exceeding measurable objectives in their work. Specific tasks and objectives relate to AWAC joint venture matters and strategy, capital management and dividends which ultimately support Alumina Limited’s objectives and shareholder interests.

These objectives in 2005 related to completion of the acquisition of the Juruti bauxite deposit, implementing a funding plan to ensure Alumina’s participation in AWAC’s growth projects, undertaking action to release franking credits from Alcoa of Australia, the basis for any participation in the Pingguo bauxite and alumina assets and implementation of A-IFRS.

Performance is measured against a scorecard of agreed objectives and targets. Individual performance against the measures was assessed for each Senior Executive for 2005 and an average of 20 per cent of FAR was awarded for this component of STI.

The TSR component of the 2005 STI plan was measured against the same two comparator peer groups used for the 2005 LTI plan (see below).

The STI reward attributed to the TSR performance fluctuates according to the relative performance of the Company. An entitlement is triggered according to the scale set out in the following table.

EXECUTIVE STI REWARDS	Scorecard	Performance Measures	Potential STI per cent of FAR 2005
Company Performance	Company 12 month TSR comparison to peer group	TSR in top quartile	20
		TSR in third quartile	12
		TSR in second quartile	8
		TSR in bottom quartile	0

For 2005, an STI component of 8 per cent of FAR was attributed to short-term relative TSR performance, with Company relative performance registering in the second quartile against peer group performance.

Company TSR and individual performance objectives provide an incentive to achieve high levels of personal performance and contribute to high levels of Company performance. TSR has been used as a performance hurdle in the STI plan because it was considered an appropriate means of measuring Company performance. The STI is paid in December in respect of the performance within that year.

Long-term Incentives

Senior Executives are invited to participate in the Alumina Employee Share Plan (ESP). The ESP is designed to link Alumina employee rewards with the long-term goals and performance of Alumina Limited, and the generation of shareholder returns.

Each year Senior Executives may be offered (at the Board’s discretion) a conditional entitlement (a performance right) under the ESP, to fully paid ordinary shares in the Company, which are purchased on market. The performance rights vest to Senior Executives at the end of the performance period if the performance tests are achieved over that performance period.

An initial grant of three tranches of performance rights, approved by the Board in early 2003, covered a three year period 2003-2005. The first tranche was tested in December 2003, the second tranche in December 2004 and the third tranche was tested in December 2005. Beyond the initial grant, future grants have a three year performance period, with performance tests at the end of this period. The LTI grant value for Senior Executives was set at 30 per cent of FAR for the initial three year grant and 55 per cent for the subsequent grant in December 2004, when the STI percentage was reduced to 45 per cent. The LTI grant value is divided by the prevailing Company share price at the time of the offer to determine the number of performance rights offered to Senior Executives under the ESP.

The performance criteria and testing period for each annual offer under the ESP are determined by the Committee at the time of issue of each tranche of performance rights.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

28.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

Re-testing

If less than 100 per cent of the performance rights in a tranche vest when tested initially, a second test is conducted six months after the initial test. No further testing is undertaken after this second test six months after the initial test. This second test applies only to 50 per cent of the performance rights that did not initially vest (for example, if 60 per cent of the performance rights initially vest, the second test will apply only to half of the 40 per cent of performance rights that did not initially vest). The remaining 50 per cent of the performance rights that did not vest will lapse.

The number of performance rights of the re-tested portion that vest will be determined according to Alumina Limited’s relative TSR performance over the period from the commencement of the performance period to the re-test date, according to the same scale used at the initial test.

Entitlements will generally lapse on cessation of employment. Mr Davies’ performance rights that had not vested, lapsed on the date of his resignation in October 2005.

In the event of a change in control, the Board shall determine whether any outstanding performance rights for which performance hurdles are met at that time shall vest to Senior Executives. A change of control is generally an entity acquiring more than 50 per cent of the issued shares of the Company.

Overview of ESP Performance Measurement

Two comparator group tests are applied to determine the number of performance rights which vest under the ESP, with each accounting for 50 per cent of the maximum possible grant of performance rights under the ESP. The performance tests compare Alumina Limited’s TSR performance with the TSR performance of each of the entities in two comparator groups over the performance period. The results of the performance tests are calculated by a consultant engaged for this purpose.

TSR was chosen as the performance measure because it is the most appropriate means of measuring Company performance, as it incorporates both capital growth and dividends.

The comparator groups selected by the Committee include companies which are in similar industries to the Company or compete for capital with the Company, taking into account the size of the Company. The methodology behind tests 1 and 2 is identical, apart from the difference in the comparator groups. The performance tests are defined as follows:

Test 1 relates to performance of Alumina Limited against a comparator group of 50 Australian-listed entities (i.e. 50 entities/securities excluding Alumina Limited and Property Trusts) (Test 1 - ASX Comparator Group).

Test 2 relates to performance against a comparator group of 30 international metals and mining entities listed on stock exchanges inside and outside Australia (i.e. 30 entities excluding Alumina Limited) (Test 2 - International Comparator Group).

Under the performance tests, the TSR for each entity in the comparator groups and for Alumina Limited is calculated according to a standard methodology decided upon and applied by remuneration consultants Mercer Human Resource Consulting, engaged for this purpose. The entities (or securities, as appropriate) in the comparator group are then ranked by TSR performance. The number of performance rights for which senior executives receive an Alumina Limited share (i.e. that “vest”) is then determined according to the following scale:

Performance Right Vesting Treatment

Alumina Limited TSR compared to median of comparator groups	Vesting
If Alumina Limited’s TSR is less than the TSR of the company at the 50th percentile of the comparator group, ranked by TSR performance	0 per cent
If Alumina Limited’s TSR is equal to the TSR of the company at the 50th percentile of the comparator group, ranked by TSR performance*	50 per cent
If Alumina Limited’s TSR is equal to or greater than the TSR of the company entities at the 75th percentile of the comparator group, ranked by TSR performance*	100 per cent

*	If Alumina Limited’s TSR performance is between that of the entities (or securities, as appropriate) at the median (i.e. the 50th percentile) and the 75th percentile of the comparator group ranked by TSR performance, the number of performance rights in a tranche that vest will increase by 2 per cent for each 1 per cent by which Alumina Limited’s percentile ranking is higher than the 50th percentile.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

28.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

Changes to Variable Remuneration from 2006

The structure of the STI and LTI plans were reviewed in 2005 to ensure they were meeting the intended purpose and to take account of changes in market practice and executive responsibilities. As a result of the review of the structure of the STI and LTI plans, the variable incentive payments for Executives have been weighted more to the LTI, with the LTI percentage increasing to 60 per cent of FAR (from 55 per cent) and the STI percentage reducing to 40 per cent of FAR (from 45 per cent), effective 1 January 2006. The CEO’s remuneration structure has also been weighted more to the LTI, with the LTI percentage increasing to 75 per cent of FAR (from 55 per cent) and the STI increasing to 50 per cent of FAR (from 45 per cent), effective 1 January 2006.

The STI structure has also been modified to reduce duplication of performance criteria under both the STI and LTI. The element of the STI award relating to the Company’s TSR performance (up to 20 per cent) has been replaced for senior executives with measurement against achievement of two financial objectives (up to 15 per cent). The remaining 25% of the STI relates to performance against individual objectives. The STI structure for the Chief Executive Officer from 1 January 2006 is for an STI of 50 per cent of FAR, with 30 per cent relating to performance against personal objectives and 20 per cent measured against achievement of the same two financial objectives specified for Senior Executives. These are the achievement of the AWAC Operating Plan return on capital for the twelve month performance period and on earnings per share target for Alumina Limited, based on the AWAC operating plan and Alumina Limited’s corporate budget for the period (normalised for changes in the aluminium price index and AUD/USD effects).

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

28.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(ii) Details of remuneration

	2005	2004
Short-term employee benefits	2,448,785	1,970,021
Post-employment benefits	84,411	75,954
Share based payments	198,123	(36,682)

	2,731,319	2,009,293

Details of the remuneration of the directors and key management personnel of Alumina Limited and the Alumina Limited Group, including their personally-related entities, are set out in the following tables.

Directors of Alumina Limited

2005	Short term			Post-employment		Share based
Name	Cash salary and fees $	Cash bonus $	Non- monetary benefits $	Super- annuation $	Retirement benefits $	SAP/ Performance rights/Options $	Total $
D M Morley	191,250	—	21,250	19,125	—	—	231,625
P A F Hay	—	—	110,000	9,900	—	—	119,900
R J McNeilly	82,500	—	27,500	9,900	—	—	119,900
M R Rayner	99,000	—	11,000	9,900	—	—	119,900
J Marlay	727,638	217,500	—	11,862	—	200,821	1,157,821
K A Dean	102,515	—	—	2,023	—	—	104,538
R D J Davies	354,411	120,000	—	9,839	—	(77,486)	406,764

Total for each component	1,557,314	337,500	169,750	72,549	—	123,335	2,260,448

Total by category	2,064,564			72,549		123,335	2,260,448

2004	Short term			Post-employment		Share based
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super- annuation $	Retirement benefits $	SAP/ Performance rights/Options $	Total $
D M Morley	191,250	—	21,250	19,125	—	(254,113)	(22,488	)*
P A F Hay	—	—	85,000	7,650	—	—	92,650
R J McNeilly	63,750	—	21,250	7,650	—	—	92,650
M R Rayner	76,500	—	8,500	7,650	—	—	92,650
J Marlay	688,707	126,000	—	11,293	—	115,297	941,297
R D J Davies	348,707	54,000	—	11,293	—	59,206	473,206

Total for each component	1,368,914	180,000	136,000	64,661	—	(79,610)	1,669,965

Total by category	1,684,914			64,661		(79,610)	1,669,965

*	Mr Morley, a previous employee of WMC Limited, held 250,000 stock appreciation rights at an allocation price of $5.02 per right which were due to lapse in October 2004. Mr Morley redeemed his rights for a total redemption value of $133,150. The average redemption value was $0.51 per right. In 2003 the cost of the SAP rights for Mr Morley was accrued and reported based on the Alumina Limited closing share price at 31 December 2003 of $6.57. The difference between the accrued amount reported in 2003 and the actual redemption value was $254,113.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

28.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

Key management personnel of Alumina Limited and the Group

2005	Short term			Post-employment		Share based
Name	Cash salary and fees $	Cash bonus $	Non- monetary benefits $	Super- annuation $	Retirement benefits $	Performance rights $	Total $
S C Foster	293,221	91,000	—	11,862	—	74,788	470,871

Total for each component	293,221	91,000	—	11,862	—	74,788	470,871

Total by category	384,221			11,862		74,788	470,871

2004	Short term			Post-employment		Share based
Name	Cash salary and fees $	Cash bonus $	Non- monetary benefits $	Super- annuation $	Retirement benefits $	Performance rights $	Total $
S C Foster	248,707	36,400	—	11,293	—	42,928	339,328

Total for each component	248,707	36,400	—	11,293	—	42,928	339,328

Total by category	285,107			11,293		42,928	339,328

(iii) Service agreements

Remuneration and other terms of employment for the Chief Executive Officer, Chief Financial Officer and the General Counsel and Company Secretary are formalised in service agreements. Each of these agreements provides for performance-related incentives and other benefits including car parking. Other major provisions of the agreements relating to remuneration are set out below.

J Marlay, Chief Executive Officer

•	Initial agreement for a three-year term, expired in August 2005.

•	From August 2005, employment contract became a continuing contract subject to 12 months’ notice to terminate, from either the Company or Mr Marlay.

•	Fixed annual reward (FAR) increased to $732,000 on 1 January 2005, with a further increase to $750,000 in August 2005.

•	In December 2005, Mr Marlay entered into a new employment contract with a FAR, inclusive of superannuation, of $850,000, an STI of up to 50 per cent of FAR (with “at target” performance likely to achieve 30-42 per cent), and potential for an annual grant of performance rights at the Board’s discretion with a value up to 75 per cent of FAR per annum (which will vest according to the extent to which the performance tests are satisfied).

•	If employment is terminated, benefits will be available in accordance with Alumina Limited’s redundancy policy. Contract can be terminated by either party by providing 12 months notice.

K A Dean, Chief Financial Officer

•	Term commenced 24 October 2005 and is an ongoing agreement.

•	Fixed annual reward, inclusive of superannuation, for the year ending 31 December 2005 of $540,000 per annum, to be reviewed annually by the Compensation Committee.

•	If employment is terminated, benefits will be available in accordance with Alumina Limited’s redundancy policy. Contract can be terminated by the Company providing six months notice to terminate the contract, or three months’ written notice of termination by Mr Dean.

S C Foster, Group Counsel and Company Secretary

•	Term commenced 6 November 2002 and is an ongoing agreement.

•	Mr Foster’s fixed annual reward inclusive of superannuation, increased from $273,000 per annum to $350,000 on 1 August 2005.

•	If employment is terminated, benefits will be available in accordance with Alumina Limited’s redundancy policy. Contract can be terminated by the Company providing six months notice to terminate the contract, or three months’ written notice of termination by Mr Foster.

R D J Davies, Chief Financial Officer (resigned 31 October 2005)

•	Term of agreement – commenced 6 November 2002 and resigned 31 October 2005.

•	Mr Davies’ fixed annual reward inclusive of superannuation, increased from $378,000 per annum to $575,000 per annum on 1 August 2005.

•	Total remuneration for the period until resignation amounted to $406,764.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

28.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(d) Equity instrument disclosures relating to key management personnel

(i) Options

Alumina Limited does not have any ongoing option plans available to non-executive directors, directors, executive and senior managers or staff. Some former WMC Limited employees who are continuing employment in or are otherwise engaged by Alumina Limited, including the Chairman Mr Morley and former CFO, Mr Davies held options in Alumina Limited that were granted under the WMC Employee Share Scheme prior to the demerger of WMC Limited in December 2002. During the course of 2004, Mr Morley exercised all of his remaining options. During the course of 2005, Mr Davies exercised all of his remaining options.

(ii) Stock appreciation plan

Prior to the demerger of WMC Limited, stock appreciation plans (SAPs) were established primarily for, but not restricted to employees in countries outside Australia. The purpose of the SAPs was to provide such employees, who due to securities law constraints were not eligible to participate under the option plans, with benefits similar to those conferred by the option plans.

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

(iii) Alumina Employee Share Plan

Senior Executives may be invited (at the Board’s discretion) to participate in the Alumina Employee Share Plan (ESP). The ESP is designed to link Alumina employee rewards with the long-term goals and performance of Alumina Limited, and the generation of shareholder returns.

Each year Senior Executives may be offered (at the Board’s discretion) a conditional entitlement (a performance right) under the ESP, to fully paid ordinary shares in the Company, which are purchased on market. The performance rights vest to Senior Executives at the end of the performance period if the performance tests are achieved over that performance period.

The terms and conditions of each grant or right affecting remuneration in the previous, this and future reporting periods are as follows:

Grant date	End of performance period	Value per right at grant date [1]
26/3/2003	3/12/2003	2.44
26/3/2003	3/12/2004	2.49
26/3/2003	3/12/2005	2.49
19/1/2004	21/12/2006	3.01
25/1/2005	16/12/2007	3.68

[1]	Value is determined by a calculation performed by Mercer Finance and Risk Consulting using an option pricing model which accommodates the exercise, forfeiture and performance hurdle conditions of Alumina Limited’s ESP.

Performance rights do not carry dividend or voting rights prior to any vesting of the performance rights.

When vesting, each performance right results in a beneficial entitlement to one ordinary share.

Details of performance rights over ordinary shares in the company provided as remuneration to each director of Alumina Limited and each of the key management personnel of the Group are set out below.

Name	Number of rights granted during the year		Number of rights vested during the year
	2005	2004	2005	2004
Directors of Alumina Limited
R D J Davies	36,500	37,300	3,000	—
J Marlay	70,600	72,500	5,838	—
K A Dean	—	—	—	—

Other key management personnel of the Group
S C Foster	26,300	27,000	2,175	—

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

28.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(iv) Options and performance rights holdings

The number of options and performance rights over ordinary shares in the company held during the financial year by each director of Alumina Limited and the key management personnel of the company and the consolidated entity, including their personally related entities, is set out below:

2005

Name	Type of equity-based instrument	Number of performance rights or options held at 1 January 2005 (1)	Number granted during the year as remuneration (2)	Number vested/exercised during the year		Number lapsed during the year (3)	Number held at 31 December 2005	Vested and exercisable at the end of the year
J Marlay	Share Option	—	—	—		—	—	—
	Performance rights	144,750	70,600	(5,838)		(41,962)	167,550	—
R D J Davies	Share Option	50,000	—	(50,000	)(4)	—	—	—
	Performance rights	74,300	36,500	(3,000)		(107,800)	—	—
S C Foster	Share Option	—	—	—		—	—	—
	Performance rights	53,900	26,300	(2,175)		(15,625)	62,400	—
K A Dean	Share Option	—	—	—		—	—	—
	Performance rights	—	—	—		—	—	—

(1)	Includes the number of performance rights granted for testing in December 2004 (re-tested in June 2005), December 2005, December 2006 but not yet vested.
(2)	Performance rights granted in January 2005 for the 3 year performance test period concluding in December 2007.
(3)	Performance right conditions were not met for tranche 3 of the March 2003 grant and under the ESP Rules 50 per cent of the entitlement lapsed with the remaining 50 per cent to be re-tested in June 2006. In addition, a portion of tranche 2 of the March 2003 grant re-tested in June 2005 lapsed. Mr Davies’ remaining performance rights lapsed on his resignation on 31 October 2005.
(4)	Mr Davies exercised his options and sold the shares he obtained from exercising his options.

2004

Name	Type of equity-based instrument	Number of performance rights or options held at 1 January 2004 (1)	Number granted during the year as remuneration (2)	Number vested during the year	Number lapsed during the year (3)	Number held at 31 December 2004	Vested and exercisable at the end of the year
J Marlay	Share Option	—	—	—	—	—	—
	Performance rights	95,600	72,500	—	(23,350)	144,750	—
R D J Davies	Share Option	50,000	—	—	—	50,000	50,000
	Performance rights	49,000	37,300	—	(12,000)	74,300	—
S C Foster	Share Option	—	—	—	—	—	—
	Performance rights	35,600	27,000	—	(8,700)	53,900	—

(1)	The number of performance rights granted for testing in December 2004, December 2005 and December 2006 but not yet vested.
(2)	Performance rights granted in 2004 for the 3 year performance test period concluding in December 2006.
(3)	Performance right conditions were not met for tranche 2 of the March 2003 grant and under the ESP Rules 50 per cent of the rights lapsed with the remaining 50 per cent to be re-tested in June 2005.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

28.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(v) Shareholdings

The numbers of shares in the company held during the financial year by each director of Alumina Limited and the key management personnel of the company and consolidated entity, including their personally-related entities, are set out below.

2005

Name	Balance at the start of the year	Received during the year on the exercise of option/rights	Other changes during the year	Balance at the end of the year
Directors of Alumina Limited
Ordinary shares

D M Morley	413,796	—	3,548	417,344
P A F Hay	15,430	—	16,270	31,700
R J McNeilly	23,304	—	4,066	27,370
M R Rayner	26,467	—	1,627	28,094
J Marlay	84,500	5,838	—	90,338
R D J Davies [1]	90,762	53,000	(143,762)	—
_________
1 Mr Davies resigned from the company on 31 October 2005.

Other key management personnel of the company and consolidated entity
Ordinary shares

S C Foster	26,500	2,175	—	28,675

2004

Name	Balance at the start of the year	Received during the year on the exercise of option/rights	Other changes during the year	Balance at the end of the year
Directors of Alumina Limited
Ordinary shares

D M Morley	310,492	100,000	3,304	413,796
P A F Hay	2,200	—	13,230	15,430
R J McNeilly	20,000	—	3,304	23,304
M R Rayner	20,000	—	6,467	26,467
J Marlay	84,500	—	—	84,500
R D J Davies	90,762	—	—	90,762

Other key management personnel of the company and consolidated entity
Ordinary shares

S C Foster	26,500	—	—	26,500

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

28.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(e) Loans to directors and executives

No loans were made to directors or specified executives of Alumina Limited and other key management personnel of the Group, including their personally-related entities in 2005 and 2004.

(f) Other transactions with key management personnel

Directors of Alumina Limited

A director Mr P A F Hay, was the Chief Executive Officer of Freehills until 30 June 2005. Freehills has previously provided legal services to Alumina Limited and a number of Alumina Limited controlled entities on normal commercial terms and conditions. No services were provided during 2005 (2004: $3,279).

Aggregate amounts of each of the above types of transactions were:

	2005 $	2004 $
Amounts recognised as expense
Legal fees	—	3,279

29.	REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, and its related practices:

		$Thousand
		2005	2004
(a)	Remuneration for audit or review of the parent entity or any entity in the consolidated entity:
	Audit of parent entity – PricewaterhouseCoopers – fees for annual audit	283	252
	Additional 2003 costs incurred in 2004	—	2
	Audit of Annual Report on US Form 20-F – fees for annual audit	105	112
	Advice on accounting standards (including transition to A-IFRS)	321	30

		709	396

(b)	Remuneration for other assurance services:
	Other	—	5

(c)	Remuneration for taxation services:
	Overseas tax services	101	174

	Total	810	575

It is the consolidated entity’s policy only to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the consolidated entity are important or where PricewaterhouseCoopers is awarded assignments on a competitive basis.

30.	EVENTS OCURRING AFTER BALANCE SHEET DATE

There have been no significant events since 31 December 2005.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

31.	FINANCIAL REPORTING BY SEGMENT

(a)	Business segments

Year ended 31 December 2005 and 31 December 2004

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC. The company operates in the alumina/aluminium business through its equity interests in AWAC.

(b)	Geographical segments

Consolidated	Australia	North America	Europe	Caribbean, Sth America & Africa*	Total
Segment revenue by location of customer**	—	—	—	—	—
Unallocated revenue	4.0	—	—	—	4.0

Consolidated revenue					4.0

Investments in Associates	1,030.2	356.0	54.8	553.9	1,994.9
Segment assets	12.6	1.3	4.7	—	18.6
Segment liabilities	483.2	0.1	—	—	483.3

Consolidated net assets					1,530.2

Acquisitions of non-current assets	—	—	—	—	—

Total acquisitions of non-current assets					—

Consolidated	Australia	North America	Europe	Caribbean, Sth America & Africa*	Total
Segment revenue by location of customer**	—	—	—	—	—
Unallocated revenue	8.9	—	—	—	8.9

Consolidated revenue					8.9

Investments in Associates	758.0	352.3	50.9	540.9	1,702.1
Segment assets	110.9	1.4	0.4	8.4	121.1
Segment liabilities	402.8	0.1	—	8.4	411.3

Consolidated net assets					1,411.9

Acquisitions of non-current assets	—	—	—	51.1	51.1

Total acquisitions of non-current assets					51.1

*	Predominantly includes assets in Jamaica, Brazil, Suriname and Guinea.
**	The Group had no sale of goods and services for the year; therefore no segment revenue is disclosed.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

32.	EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS

(1)	Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (A-IFRS)

(a)	At the date of transition to A-IFRS: 1 January 2004

		$Million
	Notes	Previous AGAAP	Effect of transition to A-IFRS	A-IFRS
CURRENT ASSETS
Cash and cash equivalents		165.3	—	165.3
Receivables		4.0	—	4.0
Deferred tax assets	(d)	4.1	0.7	4.8
Other		0.3	—	0.3

Total current assets		173.7	0.7	174.4

NON-CURRENT ASSETS
Investments accounted for using the equity method	(b),(f),(g)	1,625.0	(17.5)[1]	1,607.5
Property, plant and equipment		0.4	—	0.4

Total non-current assets		1,625.4	(17.5)	1,607.9

TOTAL ASSETS		1,799.1	(16.8)	1,782.3

CURRENT LIABILITIES
Payables		3.2	—	3.2
Interest bearing liabilities		467.0	—	467.0
Current tax liabilities		2.5	—	2.5
Provisions		0.1	—	0.1
Other		2.3	—	2.3

Total current liabilities		475.1	—	475.1

NON-CURRENT LIABILITIES
Provisions		0.2	—	0.2

Total non-current liabilities		0.2	—	0.2

TOTAL LIABILITIES		475.3	—	475.3

NET ASSETS		1,323.8	(16.8)	1,307.0

EQUITY
Parent entity interest:
Contributed equity		384.8	—	384.8
Reserves:
- Group	(a),(b),(f),(g)	131.0	(80.3)	50.7
- Associates	(b)	—	1.4	1.4
Retained profits:
- Group	(b),(i)	400.3	81.0	481.3
- Associates	(i)	407.7	(18.9)	388.8

TOTAL EQUITY		1,323.8	(16.8)	1,307.0

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

32.	EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (continued)

(1)	Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (A-IFRS)

(b)	At the end of the last reporting period under previous AGAAP: 31 December 2004

		$Million
	Notes	Previous AGAAP	Effect of transition to A-IFRS	A-IFRS
CURRENT ASSETS
Cash and cash equivalents		117.9	—	117.9
Receivables		0.8	—	0.8
Deferred tax assets	(d)	—	2.1	2.1
Other	(e)	0.6	(0.6)	—

Total current assets		119.3	1.5	120.8

NON-CURRENT ASSETS
Investments accounted for using the equity method	(b),(c),(f),(g)	1,721.7	(19.6)[1]	1,702.1
Property, plant and equipment		0.3	—	0.3

Total non-current assets		1,722.0	(19.6)	1,702.4

TOTAL ASSETS		1,841.3	(18.1)	1,823.2

CURRENT LIABILITIES
Payables		2.4	—	2.4
Interest bearing liabilities		397.9	—	397.9
Provisions		0.1	—	0.1
Other		10.7	—	10.7

Total current liabilities		411.1	—	411.1

NON-CURRENT LIABILITIES
Provisions		0.2	—	0.2

Total non-current liabilities		0.2	—	0.2

TOTAL LIABILITIES		411.3	—	411.3

NET ASSETS		1,430.0	(18.1)	1,411.9

EQUITY
Parent entity interest:
Contributed equity		404.1	—	404.1
Treasury shares	(e)	—	(0.6)	(0.6)
Reserves:
- Group	(a),(b),(f),(g)	133.2	(80.6)	52.6
- Associates	(b)	—	2.4	2.4
Retained profits:
- Group	(i)	358.5	83.0	441.5
- Associates	(i)	534.2	(22.3)	511.9

TOTAL EQUITY		1,430.0	(18.1)	1,411.9

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

32.	EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (continued)

(1)	Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (A-IFRS)

(c)	Adjustments on transition to AASB 132 Financial Instruments: Disclosures and Presentation and AASB 139 Financial Instruments: Recognition and Measurement: 1 January 2005

		$Million
	Notes	A-IFRS 31 December 2004	Adjustment	1 January 2005
CURRENT ASSETS
Cash and cash equivalents		117.9	—	117.9
Receivables		0.8	—	0.8
Deferred tax assets		2.1	—	2.1

Total current assets		120.8	—	120.8

NON-CURRENT ASSETS
Investments accounted for using the equity method	(h)	1,702.1	2.1	1,704.2
Property, plant and equipment		0.3	—	0.3

Total non-current assets		1,702.4	2.1	1,704.5

TOTAL ASSETS		1,823.2	2.1	1,825.3

CURRENT LIABILITIES
Payables		2.4	—	2.4
Interest bearing liabilities		397.9	—	397.9
Provisions		0.1	—	0.1
Other		10.7	—	10.7

Total current liabilities		411.1	—	411.1

NON-CURRENT LIABILITIES
Provisions		0.2	—	0.2

Total non-current liabilities		0.2	—	0.2

TOTAL LIABILITIES		411.3	—	411.3

NET ASSETS		1,411.9	2.1	1,414.0

EQUITY
Parent entity interest:
Contributed equity		404.1	—	404.1
Treasury shares		(0.6)	—	(0.6)
Reserves:
- Group		52.6	—	52.6
- Associates	(h)	2.4	2.1	4.5
Retained profits:
- Group		441.5	—	441.5
- Associates		511.9	—	511.9

TOTAL EQUITY		1,411.9	2.1	1,414.0

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

32.	EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (continued)

(2)	Reconciliation of profit for the year ended 31 December 2004

		$Million
	Notes	Previous AGAAP	Effect of transition to A-IFRS	A-IFRS
Revenue from ordinary activities		8.9	—	8.9
Other income	(a)	47.9	(3.4)	44.5
General and administrative expenses	(b)	(8.4)	(0.3)	(8.7)
Borrowing costs		(8.1)	—	(8.1)
Share of net profits of associates accounted for using the equity method	(b),(c) (f),(g)	286.9	(3.4)	283.5

Profit from ordinary activities before tax		327.2	(7.1)	320.1
Income tax expense	(d)	(5.1)	1.4	(3.7)

Net profit attributable to members of Alumina Limited		322.1	(5.7)	316.4

(3)	Reconciliation of cash flow statement for the year ended 31 December 2004

The adoption of A-IFRS has not resulted in any material adjustments to the cash flow statement.

(4)	Notes to the reconciliations

(a)	Foreign currency translation reserve: cumulative translation differences

The Group has elected to apply the exemption in AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards. The cumulative translation differences for all foreign operations represented in the foreign currency translation reserve are deemed to be zero at the date of transition to A-IFRS. The effect is:

(i) At 1 January 2004

For the Group the balance of the $80.5 million credit in the foreign currency translation reserve is reduced to zero. Retained earnings are increased by this amount.

(ii) At 31 December 2004

For the Group the balance of the $82.4 million credit in the foreign currency translation reserve is reduced to a credit of $1.3 million, representing the movement in the translation reserve for 2004. Retained earnings are increased by this amount.

(iii) For the year ended 31 December 2004

A-IFRS requires the cumulative translation reserve to be recycled through the income statement on the disposal of a foreign operation when the gain or loss on disposal is recognised. Given that Alumina Limited sold its investment in the Specialty Chemical assets, there is an impact of $3.4 million for the comparative period, and $0.9 million against retained earnings.

(b)	Share-based payments

Under AASB 2 Share-based Payment from 1 July 2004 the Group is required to recognise an expense for those performance share rights that were issued to employees under the Alumina Employee Share Plan after 7 November 2002 but had not vested by 1 January 2005 and for two significant share based payment schemes in place in AWA Atlantic. The effect of this is:

(i) At 1 January 2004

For the Group there has been a decrease in retained earnings of $1.3 million and a corresponding increase in reserves. For the Group there has also been an increase in Alumina’s investment in associates and a corresponding increase in retained earnings of $11.9 million.

(ii) At 31 December 2004

For the Group there has been an increase in retained earnings of $2.2 million, a corresponding increase in reserves of $3.0 million and an increase in Alumina’s investments in associates of $5.2 million.

(iii) For the year ended 31 December 2004

For the Group there has been an increase in employee benefits expense of $0.3 million and a decrease in Alumina’s share of net profits of associates accounted for under the equity method of $7.9 million.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

32.	EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (continued)

(4)	Notes to the reconciliations (continued)

(c)	Business combinations

Under AASB 3, amortisation of goodwill is prohibited, and replaced by impairment testing performed at least annually. Previously, goodwill was amortised on a straight line basis over 20 years. AASB 3 requires prior period information, presented as comparative information, to be restated as if the requirements of this Standard had always applied. The treatment of past business combinations (business combinations that occurred before the date of transition to Australian equivalents to IFRS) would be restated to comply with AASB 3. Goodwill at transition date (1 January 2004) is fixed and used as deemed cost given that the exemption option in AASB 3 not to restate past business combinations is taken. The effect of this is:

(i) At 1 January 2004

There is no effect on the Group.

(ii) At 31 December 2004

For the Group there has been an increase in Alumina’s Investments in associates of $16.2 million. Retained earnings also increased by this amount.

(iii) For the year ended 31 December 2004

For the Group there has been an increase in Alumina’s share of net profits of associates accounted for under the equity method of $16.2 million.

(d)	Deferred tax assets

Under AASB 112, a deferred tax asset shall be recognised for the carry forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilised. The effect of this is:

(i) At 1 January 2004

For the Group, $2.4 million of Group losses will be recognised as a deferred tax asset of $0.7 million.

(ii) At 31 December 2004

For the Group, $7.1 million of Group losses will be recognised as a deferred tax asset of $2.1 million.

(iii) For the year ended 31 December 2004

For the Group, there has been recognition of $4.8 million of Group losses resulting in a deferred tax asset of $1.4 million with a resulting decrease in income tax expense.

(e)	Treasury shares

Under AASB 132, if an entity reacquires its own equity instruments those instruments (treasury shares) shall be deducted from equity. Alumina Limited had purchased shares for its long term incentive plan and classified the cost as other assets. Under A-IFRS, a separate component in equity is required to disclose treasury shares. The effect of this is:

(i) At 1 January 2004

There is no effect on the Group.

(ii) At 31 December 2004

For the Group there has been a decrease in other current assets of $0.6 million and a corresponding decrease in equity.

(iii) For the year ended 31 December 2004

There is no effect on the Group.

(f)	Retirement benefit obligations

Alcoa of Australia and AWA Atlantic are both sponsors of superannuation plans with defined benefit entitlements. Under previous AGAAP, cumulative gains and losses on the defined benefit section were not recognised on the balance sheet by Alumina Limited.

At the date of transition, a liability is recognised in the provision for employee benefits. It is measured as the difference between the present value of the employees’ accrued benefits at that date and the net market value of the superannuation fund’s assets at that date.

Alumina Limited will early adopt AASB 119 using the “full recognition of actuarial gains and losses through profit” approach. The effect of this is:

(i) At 1 January 2004

For the Group, there has been a decrease in Alumina’s investments in associates of $1.1 million with a resulting increase in retained earnings of $0.5 million and a corresponding decrease in the translation reserve of $1.6 million.

(ii) At 31 December 2004

For the Group, there has been a decrease in Alumina’s investments in associates of $11.9 million with a resulting decrease in retained earnings of $10.3 million and a corresponding decrease in the translation reserve of $1.6 million.

(iii) For the year ended 31 December 2004

For the Group there has been a reduction in Alumina’s share of net profits of associates accounted for under the equity method of $10.9 million.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

32.	EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (continued)

(4)	Notes to the reconciliations (continued)

(g)	Asset retirement obligations

The provisions for dismantling, removal and restoration of each refinery owned by Alumina’s associates are required to be recalculated in the light of AASB 116 and AASB 138. This will impact the associates property, plant and equipment, accumulated depreciation, deferred tax balances and provisions at transition date. The effect of this is:

(i) At 1 January 2004

For the Group, there has been a decrease in Alumina’s investments in associates of $28.2 million with a resulting decrease in retained earnings of $30.2 million and a corresponding increase in the translation reserve of $2.0 million.

(ii) At 31 December 2004

For the Group, there has been a decrease in Alumina’s investments in associates of $29.1 million with a resulting decrease in retained earnings of $31.0 million and a corresponding increase in the translation reserve of $0.1 million.

(iii) For the year ended 31 December 2004

For the Group there has been a decrease in Alumina’s share of net profits of associates accounted for under the equity method of $0.9 million.

(h)	Financial instruments

The Group has elected to apply the exemption from restatement of comparatives for AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement. It has therefore continued to apply the previous AGAAP rules to derivatives, financial assets and financial liabilities and also to hedge relationships for the comparative periods. The adjustments required for differences between AGAAP and AASB 132 and AASB 139 have been determined and recognised at 1 January 2005. Refer to section 1 of this note and Note 1 for further details.

(i)	Retained earnings

The effect on retained earnings of the changes set out above are as follows:

	Notes	1 January 2004 $Million	31 December 2004 $Million
Foreign currency translation reserve	(a)	80.5	81.4
Share-based payments	(b)	10.6	2.2
Business combinations	(c)	—	16.2
Deferred tax assets	(d)	0.7	2.1
Retirement benefit obligations	(f)	0.5	(10.3)
Asset retirement obligations	(g)	(30.2)	(30.9)

		62.1	60.7

Attributable to:
Retained profits-Group		81.0	83.0
Retained profits-Associates		(18.9)	(22.3)

		62.1	60.7

(j)	Tax consolidation

Alumina Limited and its wholly-owned Australian controlled entities implemented the tax consolidation legislation as of 1 January 2004. Under previous AGAAP, the parent entity did not recognise tax amounts relating to transactions, events and balances of the tax consolidated entities as if these were its own.

Under A-IFRS, the parent entity only recognises the current tax payable and deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidation Group.

(i) At 1 January 2004

There is no effect on the Group.

(ii) At 31 December 2004

There is no effect on the Group.

(iii) For the year ended 31 December 2004

There is no effect on the Group.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

33.	RECONCILIATION TO US GAAP

The accounting policies and accounting standards under which the consolidated financial statements of the Group are prepared are in accordance with A-IFRS. The major differences between A-IFRS and US GAAP are summarized and reconciled below.

(a)	Associates

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

The principal differences between A-IFRS and US GAAP that affect Alumina’s net income for associates, as well as its shareholders equity, either directly or through its share of associates on a continuing basis relate to the treatment of the following items:

•	inventory valuation;

•	compensation expense of employee share plans;

•	fair value of accounting for derivatives;

•	goodwill amortization;

•	pension liabilities/assets;

•	asset retirement obligations

(b)	Share-based payments

Under A-IFRS, the Group is required to recognize an expense for those performance share rights that were issued to employees under the Alumina Employee Share Plan after 7 November 2002 but had not vested by 1 January 2005.

Under US GAAP, specifically APB 25, no compensation charge is recognized for options when the fair value is equal to the exercise price on grant date.

(c)	Cash flow

There are no A-IFRS to US GAAP reconciling items for the cash flow statement in either the current or prior year.

(d)	Income tax

Under A-IFRS, deferred taxes are provided for using the liability method on a similar basis to FAS 109, therefore there has been no adjustment to the method by which income taxes have been calculated. Under US GAAP, the recognition and carry forward of future income tax benefits differs from A-IFRS in the following areas:

•	Tax assets and liabilities relating to temporary (timing) differences are all classed as non-current under A-IFRS. Under US GAAP the future income tax benefits and liabilities would be required to be allocated in the balance sheet between current and non-current items. This allocation would not have a significant effect. Refer also to Note 7.

•	Tax assets relating to tax losses are not brought to account under A-IFRS unless their ultimate realization is probable. Under US GAAP, tax assets relating to tax losses are all brought to account and a valuation allowance raised against the asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Under A-IFRS, a deferred tax asset shall be recognized for the carry forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. For the year ended 31 December 2004, there has been recognition of $4.8 million of Group losses resulting in a deferred tax asset of $1.4 million with a resulting decrease in income tax expense.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

33.	RECONCILIATION TO US GAAP (continued)

(e)	Stock Options

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

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Group had accounted for its employee stock options under the fair value method of SFAS 123. No options were granted in 2005 and 2004. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense on a straight line basis over the options’ vesting period.

	Year to 31 Dec 2005 A$m	Year to 31 Dec 2004 A$m
The Group’s pro forma information is as follows :
Net Income
As reported US GAAP	328.5	331.7
Pro forma	328.2	331.4

Basic earnings per share
As reported US GAAP	0.28	0.29
Pro forma	0.28	0.29

Diluted earnings per share
As reported US GAAP	0.28	0.28
Pro forma	0.28	0.28

Assumptions :
Risk free interest rates	5.41%	5.45%
Dividend yield	2.69%	3.37%
Volatility	29.78%	29.78%
Expected life in years	1.0	1.69

(f)	Business combinations

Under A-IFRS, amortization of goodwill is prohibited, and replaced by impairment testing performed at least annually. Previously (up to date of transition to A-IFRS), goodwill was amortized on a straight line basis over 20 years. A-IFRS requires that prior period information, presented as comparative information, to be restated as if the requirements of the A-IFRS had always applied. Effective 1 January 2002, Alumina adopted APB 18, “The Equity Method of Accounting for Investments in Common Stock” for existing goodwill assets.

(g)	Sale of Specialty Chemical Assets

A$21.8 million of goodwill in relation to these assets was previously amortized up to January 2004 under A-IFRS through the income statement. Under US GAAP, goodwill is not amortized. On disposal this resulted in a greater net asset figure being disposed of in relation to the Chemical assets resulting in a lower profit being recognized under US GAAP.

(h)	Exemptions

The Group has elected to apply the exemption in AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards. The cumulative translation differences for all foreign operations represented in the foreign currency translation reserve are deemed to be zero at the date of transition to A-IFRS. US GAAP does not permit the foreign currency translation reserve to be adjusted in this manner.

The Group has also elected to apply the exemption from restatement of comparatives for AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement. It has therefore continued to apply the previous AGAAP rules to derivatives, financial assets and financial liabilities and also to hedge relationships for the comparative periods.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

33.	RECONCILIATION TO US GAAP (continued)

	Year to 31 Dec 2005 A$m	Year to 31 Dec 2004 A$m
INCOME STATEMENT – US GAAP RECONCILIATION

Net income attributable to members of the holding company as reported under A-IFRS	315.6	316.4

Adjustments required to conform with US GAAP:
- Equity in US GAAP adjustments of associates (net of tax) (a)	10.5	39.1
- Share based payments (b)	0.3	0.3
- Sale of Specialty Chemical Assets (g)	—	(22.7)
- Recognition of deferred tax asset (d)	2.1	(1.4)

Income tax effect of above adjustments (excluding tax of associates)	—	—

Total adjustments	12.9	15.3

Net income in accordance with US GAAP	328.5	331.7

This is represented by :
Net income from continuing operations	328.5	331.7

	As at 31 December
	2005 A$m	2004 A$m
SHAREHOLDERS’ EQUITY – US GAAP RECONCILIATION

Shareholders’ equity as reported under A-IFRS	1,530.2	1,411.9

Adjustments required to conform with US GAAP:

- Equity in earnings and reserves of associates (net of tax) (a)	112.4	85.3
- Accumulated amortization of goodwill upon adoption of A-IFRS (f)	13.6	13.6
- Other	0.6	(1.5)

Alumina Limited shareholders’ equity according to US GAAP	1,656.8	1,509.3

ROLL FORWARD ANALYSIS OF SHAREHOLDERS EQUITY UNDER US GAAP:

Opening Alumina Limited shareholders’ equity according to US GAAP	1,509.3	1,406.0
Net income in accordance with US GAAP	328.5	331.7
Other comprehensive income	40.4	(15.5)
Dividends	(232.8)	(233.1)
Options exercised and then converted	11.6	19.3
Other reserves	(0.2)	0.9

Closing Alumina Limited shareholders’ equity according to US GAAP	1,656.8	1,509.3

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

33.	RECONCILIATION TO US GAAP (continued)

	Year to 31 Dec 2005 A$m	Year to 31 Dec 2004 A$m
NON-CURRENT ASSETS – DEFERRED TAX ASSETS

Future income tax benefit	—	—

Future income tax benefit - US GAAP
Future income tax benefit before valuation allowance:
- Income tax losses	110.3	84.3
- Income tax timing differences	(20.0)	(28.8)
- Capital losses	321.3	321.3

	411.6	376.8

Valuation allowance:
(A-IFRS, Income tax benefits not brought to account)
- Income tax losses	(110.3)	(84.3)
- Income tax timing differences	20.0	28.8
- Capital losses	(321.3)	(321.3)

	(411.6)	(376.8)

OPERATING TAX LOSSES Operating tax losses carried forward expire as summarized below:

	Year of Expiry	A$m
Australia	Indefinitely	36.6
United States of America	2007	1.5
	2008	6.5
	2009	8.4
	2010	22.4
	2019	9.7
	2020	1.7
	2021	56.8
	2022	39.2
	2023	58.4
	2024	37.9
	2025	64.5

		307.0

Other countries	Indefinitely	0.2

Total operating income tax losses		343.8

Capital losses and timing differences relate mainly to losses which have not yet been realized or where they are realized and can be carried forward indefinitely.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

33.	RECONCILIATION TO US GAAP (continued)

EARNINGS PER SHARE

	Year to 31 Dec 2005 Cents per share	Year to 31 Dec 2004
Basic earnings per share calculated on net income in accordance with US GAAP (2)	28.2	28.6

Diluted earnings per share calculated on net income in accordance with US GAAP	28.2	28.5

_________
(2) Earnings per share from continuing operations	28.2	28.6

	Year to 31 Dec 2005 A$m	Year to 31 Dec 2004 A$m
Reconciliation of earnings used in the calculation of earnings per share

Net Income	315.6	316.4
Nominal interest from the conversion of partly paid shares and options	—	—

Potential diluted earnings	315.6	316.4

Net US GAAP earnings	328.5	331.7

INTEREST BEARING LIABILITIES
	Year to 31 Dec 2005 A$m	Year to 31 Dec 2004 A$m
(a) Analysis of repayments
Current liabilities:
In one year or less	478.7	397.9

(b) Current liabilities - borrowings and overdrafts

Category of aggregate short term borrowings	Balance at end of year A$m	Weighted average interest rate on balance date borrowings %	Maximum amount outstanding during period(i) A$m	Average amount outstanding during period(ii) A$m	Weighted average interest rate during period (iii) %

Year ended 31 December 2005
Other loans	478.7	4.4	484.9	419.4	3.5

	478.7

Year ended 31 December 2004
Other loans	397.9	2.0	467.4	421.9	1.7

	397.9

(i)	Based on bank statement balances.
(ii)	Based on average monthly balances.
(iii)	Based on weighted average monthly interest rates.
(iv)	There are no significant unused committed lines of credit for short-term financing.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

34.	RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

The Financial Accounting Standards Board has issued certain Statements of Financial Accounting Standards (SFAS) which are not effective with respect to the fiscal years presented in the financial statements.

SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123”) was issued in December 2004. This standard requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. AWAC will begin expensing stock options as it is required, which is the first quarter of 2006, using the modified prospective approach. In addition, the company is required to reflect compensation expense for these individuals using the nonsubstantive vesting period approach, in which the compensation expense is recognized ratably over the requisite service period following the date of the grant. The accelerated vesting of the 2004 and 2005 stock options will reduce Alumina Limited’s after tax stock option compensation expense in 2006 and 2007 by $0.8 million.

SFAS No. 153, Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29 (“SFAS No. 153”), was issued in December 2004. This standard eliminates the exception for nonmonetary exchanges of similar productive assets to be measured based on the fair value of the assets exchanged and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This standard is effective January 1, 2006. This standard has no impact on Alumina Limited’s financial statements.

SFAS No. 154, Accounting for Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154”), was issued in June 2005. SFAS No. 154 requires retrospective application to financial statements of prior periods for changes in accounting principle that are not adopted prospectively. This statement is effective January 1, 2006. This standard has no impact on Alumina Limited.

In 2005, The FASB issued EITF 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry (“EITF 04-6”). EITF 04-06 requires that stripping costs incurred during the production phase of a mine are to be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred. EITF 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005. Alumina Limited is currently evaluating the impact of applying this standard.

35.	(Schedule I)

ALUMINA LIMITED

VALUATION AND QUALIFYING ACCOUNTS

(A$m)

Description	Balance at beginning of year	Additions charged to costs and Expenses		Deductions	Balance at end of year
	Year ended 31 December, 2005
Future income tax benefit valuation allowance	376.8	34.8	(a)	—	411.6
Provision for doubtful debts	—	—		—	—
Provision for obsolescence and loss	—	—		—	—
Provision for diminution in value of investment	—	—		—	—

	376.8	34.8		—	411.6

	Year ended 31 December, 2004
Future income tax benefit valuation allowance	356.7	20.1	(a)	—	376.8
Provision for doubtful debts	—	—		—	—
Provision for obsolescence and loss	—	—		—	—
Provision for diminution in value of investment	—	—		—	—

	356.7	20.1		—	376.8

(a)	Charged/(Credited) to income tax expense.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alumina Limited

We have audited the accompanying consolidated balance sheets of Alumina Limited and its subsidiaries, (“the Group”), as of 31 December 2005 and 2004, and the related consolidated income statements, cash flow statements and statements of changes in shareholders’ equity for each of the two years in the period ended 31 December 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alumina Limited and its subsidiaries at 31 December 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2005 in conformity with International Financial Reporting Standards as adopted by Australia.

International Financial Reporting Standards as adopted by Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

In 2005, the Company has elected to apply the exemption from restatement of comparatives for AASB 132 Financial Instruments: Disclosures and Presentation and AASB 139 Financial Instruments: Recognition and Measurement, and therefore continues to apply AGAAP rules to derivatives, financial assets and financial liabilities and hedging relationships for the comparative period. See Note 32 (h), for more information.

PricewaterhouseCoopers	Melbourne, Australia
Chartered Accountants	June 15, 2006

Report of Independent Registered Public Accounting Firm

To the Members of the Strategic Council of

Alcoa World Alumina and Chemicals (“AWAC”)

In our opinion, the accompanying combined balance sheets and the related combined statements of income, comprehensive income, members’ equity and cash flows present fairly, in all material respects, the financial position of Alcoa World Alumina and Chemicals at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AWAC’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note D to the combined financial statements, AWAC changed its method of accounting for conditional asset retirement obligations in 2005.

Pittsburgh, Pennsylvania

February 27, 2006

Alcoa World Alumina and Chemicals

Combined Balance Sheets

December 31, 2005 and 2004

(in millions)

	2005	2004
Assets
Current assets
Cash and cash equivalents (A and M)	$229.3	$226.5
Receivables from customers, less allowance of $0.1 in 2004 (I)	556.9	457.4
Other receivables	116.6	27.2
Inventories (A and E)	423.2	365.5
Prepaid expenses and other current assets	151.2	94.0

Total current assets	1,477.2	1,170.6
Properties, plants and equipment (A and F)	2,853.1	2,509.8
Investments (A, B and O)	187.7	165.8
Other assets (A and G)	604.2	526.1

Total assets	$5,122.2	$4,372.3

Liabilities
Current liabilities
Short-term borrowings (A, H, I and M)	$113.9	$106.2
Accounts payable, trade (A and I)	649.5	443.1
Accrued compensation and retirement costs	106.4	106.6
Taxes, including taxes on income (L)	132.4	131.4
Deferred income taxes (L)	95.4	87.6
Other current liabilities	156.8	59.7

Total current liabilities	1,254.4	934.6
Long-term debt (A and M)	—	12.2
Accrued pension benefits (K)	—	2.3
Accrued postretirement benefits (K)	63.6	64.4
Deferred alumina sales revenue (A)	164.3	174.1
Other noncurrent liabilities and deferred charges	171.9	142.1
Deferred income taxes (L)	214.0	222.6

Total liabilities	1,868.2	1,552.3

Contingencies and commitments (O)
Members’ equity (Q)
Enterprise capital	3,254.0	2,820.0

Total liabilities and equity	$5,122.2	$4,372.3

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combined Statements of Income

Years Ended December 31, 2005 and 2004

(in millions)

	2005	2004
Revenues (A)
Sales	$2,829.6	$2,435.6
Sales to related parties (I)	1,670.2	1,396.4

	4,499.8	3,832.0

Costs and expenses
Cost of goods sold	3,284.4	2,673.7
Selling, general administrative, and other expenses	62.4	64.9
Research and development expenses	18.3	14.7
Provision for depreciation, depletion and amortization (A)	196.8	185.7
Restructuring and other charges (C and R)	1.2	38.8
Interest expense	2.7	2.3
Other income, net (S)	(24.7)	(34.3)

	3,541.1	2,945.8

Income from continuing operations before cumulative effect of accounting change	958.7	886.2
Provision for taxes on income (L)	313.9	297.5

Income from continuing operations before minority interest	644.8	588.7
Less: Minority interests’ share	—	.2

Income before cumulative effect of accounting change	644.8	588.5
Cumulative effect of accounting change (A and D)	(.2)	—

Net income	$644.6	$588.5

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combined Statements of Cash Flows

Years Ended December 31, 2005 and 2004

(in millions)

	2005	2004
Cash from operations
Net income	$644.6	$588.5
Adjustments to reconcile net income to cash from operations
Depreciation, depletion and amortization	196.8	185.7
Change in deferred income taxes	(0.5)	6.8
Equity income, net of dividends	(5.0)	(0.9)
Noncash restructuring and other charges (B, C and R)	1.3	38.8
Noncash contributions (B and N)	—	11.0
Accounting change (A and D)	0.2	—
Minority interests	—	0.2
Changes in assets and liabilities
(Increase) in receivables	(99.5)	(127.3)
(Increase) in inventories	(57.7)	(36.2)
(Increase) in prepaid expenses and other current assets	(144.8)	(11.5)
Increase in accounts payable and accrued expenses (A and H)	302.0	103.9
Increase in taxes, including taxes on income	1.0	92.7
Net change in noncurrent assets and liabilities	(36.0)	(163.3)
Net change in net assets held for sale (C)	—	(27.6)

Cash provided from operations	802.4	660.8

Cash from financing activities
Net changes to short-term borrowings (A, H and I)	7.9	(21.2)
Capital contribution (B and N)	21.1	33.3
Dividends paid and return of capital to members (B, C and I)	(182.1)	(321.3)
Additions to long-term debt	94.7	221.0
Payments on long-term debt	(106.8)	(220.0)

Cash used for financing activities	(165.2)	(308.2)

Cash from investing activities
Capital expenditures	(603.9)	(332.2)
Net changes in short-term investments excluding cash equivalents	—	3.0
Additions to investments (B and O)	(20.8)	(22.9)
Sale of investment and capital assets held for sale (C)	—	120.4

Cash used for investing activities	(624.7)	(231.7)

Effect of exchange rate changes on cash	(9.7)	7.3

Net change in cash and cash equivalents	2.8	128.2

Cash and cash equivalents
Beginning of year	226.5	98.3

End of year	$229.3	$226.5

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2005 and 2004

(dollars in millions)

A.	Summary of Significant Accounting Policies

Basis of Presentation

The combined financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and require management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They also may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates upon subsequent resolution of identified matters.

Principles of Combination

The combined financial statements of Alcoa World Alumina and Chemicals (“AWAC”) have been prepared pursuant to a Formation Agreement dated December 21, 1994 between Alcoa Inc. (“Alcoa”) and WMC Limited of Melbourne, Australia (“WMC”), as amended. Investments in other entities are accounted for principally on the equity basis.

Effective December 11, 2002, WMC shareholders voted to create two entities, WMC Resources Ltd and Alumina Limited, resulting in existing WMC Shareholders receiving shares in a new listed entity ‘WMC Resources Ltd’, which holds the non-AWAC businesses. Alumina Limited’s (formerly “WMC”) only significant asset is the 40% interest in AWAC.

The amounts presented within AWAC are stated at historical cost. All transactions between entities included in the combined financial statements have been eliminated.

Effective December 31, 2004, AWAC adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (“FIN46”), Consolidation of Variable Interest Entities. FIN46 addresses consolidation and disclosure by business enterprises of variable interest entities. This standard has no impact on AWAC’s financial statements.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments purchased with an original maturity of three months or less.

Inventory Valuation

Inventories are carried at the lower of cost or market, with cost for a substantial portion of U.S. inventories determined under the last-in, first-out (“LIFO”) method. The cost of other inventories is principally determined under the average-cost method. See Note E for additional information.

Properties, Plants and Equipment

Properties, plants and equipment are recorded at cost. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets, averaging 33 years for structures and between 5 and 25 years for machinery and equipment. Gains or losses from the sale of assets are generally recorded in other income. Repairs and maintenance are charged to expense as incurred. Interest related to construction of qualifying assets is capitalized as part of construction costs. Depletion related to mineral reserves is recorded using the units or production method. See Note F for additional information.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2005 and 2004

(dollars in millions)

Properties, plants, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets (asset group) may not be recoverable. Recoverability of assets is determined by comparing the estimated undiscounted net cash flows of the operations to which the assets (asset group) related to their carrying amount. An impairment loss would be recognized when the carrying amount of the assets (asset group) exceeds the estimated undiscounted net cash flows. The amount of the impairment loss to be recorded is calculated as the excess of the carrying value of the assets (asset group) over their fair value, with fair value generally determined using a discounted cash flow analysis.

Goodwill and Other Intangibles

Goodwill and intangibles with indefinite useful lives are not amortized. Intangible assets with finite useful lives are amortized generally on a straight-line basis over the periods benefited, with a weighted average useful life of 10 years. Goodwill and indefinite-lived intangibles are tested annually for impairment and whenever events or circumstances change, such as a significant adverse change in business climate or the decision to sell a business, that would make it more likely than not that an impairment may have occurred. If the carrying value of goodwill or an indefinite-lived intangible asset exceeds its fair values, an impairment loss is recognized. The evaluation of impairment involves comparing the current fair value of the business to the recorded value, including goodwill. AWAC uses a discounted cash flow model (“DCF model”) to determine the current fair value of the business. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volume and prices, costs to produce, and working capital changes. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. However, actual fair values that could be realized in an actual transaction may differ from those used to evaluate impairment of goodwill. See Note G for additional information.

Accounts Payable Arrangements

AWAC participates in computerized payable settlement arrangements with certain vendors and third-party intermediaries. The arrangements provide that, at the vendor’s request, the third-party intermediary advances the amount of the scheduled payment to the vendor, less an appropriate discount, before the scheduled payment date. AWAC makes payment to the third-party intermediary on the date stipulated in accordance with the commercial terms negotiated with its vendors. The amounts outstanding under these arrangements that will be paid through the third-party intermediaries have been classified as short-term borrowings in the combined balance sheet and as cash provided from financing activities in the combined statement of cash flows. See Note H for additional information.

Long-Term Debt

Long-term debt consists of mortgages that mature over time and amounts owed to the Government of Jamaica related to its 50% ownership in Jamalco. Jamalco is a joint venture between Alcoa Minerals of Jamaica, L.L.C. and Clarendon Alumina Production Ltd, a wholly owned subsidiary of the Government of Jamaica.

Revenue Recognition

AWAC recognizes revenue when title, ownership, and risk of loss pass to the customer.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2005 and 2004

(dollars in millions)

Deferred Alumina Sales Revenue

AWAC periodically enters into long-term supply contracts with alumina and aluminum customers and receives advance payments for product to be delivered in future periods. These advance payments are recorded as deferred revenue, and revenue is recognized as shipments are made and title, ownership, and risk of loss pass to the customer during the term of the contracts. A prepayment of $240.0 related to an agreement with a third party customer is being amortized over the life of the contract based on the tonnage shipped.

Environmental Expenditures

Expenditures for current operations are expensed or capitalized, as appropriate. Expenditures relating to existing conditions caused by past operations, and which do not contribute to future revenues, are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability may include elements of costs such as site investigations, consultant fees, feasibility studies, outside contractor, and monitoring expenses. Estimates are generally not discounted or reduced by potential claims for recovery. Claims for recovery are recognized as agreements are reached with third parties. The estimates also include costs related to other potentially responsible parties to the extent that AWAC has reason to believe such parties will not fully pay their proportional share. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity, and other factors that may be relevant, including changes in technology or regulations. See Note P for additional information.

Asset Retirement Obligations

AWAC recognizes asset retirement obligations (“AROs”) related to legal obligations associated with the normal operation of AWAC’s bauxite mining, alumina refining and aluminum smelting facilities. These AROs consist primarily of costs associated with spent pot lining disposal, closure of bauxite residue areas, mine reclamation, and landfill closure. AWAC would also recognize an ARO for any significant lease restoration obligation if required by a lease agreement. The fair values of these AROs are recorded on a discounted basis, at the time the obligation is incurred, and accreted over time for the change in present value. Additionally, AWAC capitalizes asset retirement costs by increasing the carrying amount of the related long-lived assets, and depreciating these assets over the remaining useful life. See Note D for additional information.

Mine Development Costs

Mine development costs, classified on the combined balance sheet as other noncurrent assets and deferred charges, are generally deferred and amortized over the period during which the resources are extracted on a units of production basis. Applicable mine development costs are charged to expense in the year any program is abandoned. See Note G for additional information.

Income Taxes

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable during the current year plus the change in deferred taxes during the year. Deferred taxes result from the differences between financial and tax bases of AWAC’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2005 and 2004

(dollars in millions)

AWAC consists of a variety of different tax-paying legal entities. Income taxes are accrued and recorded on the financial statements of entities within AWAC except for entities that are limited liability companies (“LLC”). LLC income is taxable to the members that hold the LLC interest (for U.S. federal and most state income tax purposes). Therefore, current and deferred U.S. and most state tax assets and liabilities of the LLC’s are recorded in the financial statements of the members and, thus, are not reflected in AWAC’s financial statements. See Note L for additional information.

Stock-Based Compensation

Certain employees of AWAC receive stock options under Alcoa’s Long Term Incentive Stock Plan and AWAC receives charges for stock option exercises under this plan. AWAC accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations using the intrinsic value method which resulted in no compensation costs for options granted. Net income would have been reduced to the pro forma amounts shown below if compensation cost had been determined based on the fair value at the grant dates in accordance with Statement of Financial Accounting Standards (“SFAS”) Nos. 123 and 148, Accounting for Stock Based Compensation (“SFAS Nos. 123 and 148”).

	2005	2004
Net income, as reported	$644.6	$588.5
Less: Compensation cost determined under the fair value method, net of tax	4.8	2.4

Pro forma net income	$639.8	$586.1

Upon adoption of SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123 (R)”), the company is required to recognize compensation expense for those employees using the nonsubstantive vesting period approach, in which the compensation expense is recognized ratably over the requisite service period following the date of grant. The impact of this change on the attribution period would not have had a material impact on the results of operations for the periods presented herein.

On December 31, 2005, AWAC accelerated the vesting of 0.8 million unvested stock options granted to employees in 2004 and on January 13, 2005. The 2004 and 2005 accelerated options have weighted average exercise prices of $35.60 and $29.54, respectively. The decision to accelerate vesting of the 2004 and 2005 options was made primarily to avoid recognizing the related compensation cost in future financial statements upon adoption of SFAS No. 123 (R), which AWAC will adopt on January 1, 2006 when it is required. The accelerated vesting of the 2004 and 2005 stock options will reduce AWAC’s after-tax stock option compensation expense in 2006 and 2007 by $2.1.

In addition to stock option awards described above, beginning in 2004 the company granted stock awards and performance share awards that vest in three years from the grant date. Compensation expense is calculated based on the fair value at the grant dates, and the after tax expense recognized on these awards in 2005 and 2004 were $1.2 and $0.7, respectively.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2005 and 2004

(dollars in millions)

In anticipation of the adoption of SFAS No. 123 (R), AWAC switched from the Black-Scholes pricing model to a lattice model to estimate fair value at grant date for options granted in 2005. The financial impact of this change is not material. AWAC will begin expensing stock options as it is required, which is currently in the first quarter of 2006, using the modified prospective application.

The fair value of each option is estimated on the date of grant or subsequent reload using the lattice or Black-Scholes pricing model with the following assumptions:

	2005	2004
Average risk-free interest rate	2.65-4.2%	2.1%
Expected dividend yield	1.8%	1.6%
Expected volatility	27-35%	32.0%

Expected life (years)
New option grants	3.8	3.0
Reload option grants	—	3.0

The weighted average fair value per option granted was $6.18 in 2005 and $7.72 in 2004.

Derivatives and Hedging

Derivatives are held as part of a formally documented risk management program. All derivatives are straightforward and are held for purposes other than trading. For derivatives designated as cash flow hedges, AWAC measures hedge effectiveness by formally assessing, at least quarterly, the probable high correlation of the expected future cash flows of the hedged item and the derivative hedging instrument. The ineffective portions, if any, are recorded in revenues or other income or expense in the current period. If the hedging relationship ceases to be highly effective or it becomes probable that an expected transaction will no longer occur, future gains or losses on the derivative are recorded in other income or expense.

AWAC accounts for hedges of foreign currency exposures and certain forecasted transactions, principally purchases of natural gas and fuel oil, as cash flow hedges. The fair values of the derivatives are recorded in other current and noncurrent assets and liabilities in the combined balance sheet. The effective portions of the changes in fair values of these derivatives are recorded in other comprehensive income and are reclassified to sales, cost of goods sold or other income in the period that the transaction no longer qualifies as a cash flow hedge. These contracts cover the same periods as known or expected exposures, generally within three years. Assuming market rates remain constant with the rates at December 31, 2005, $56.8 of the $66.2 gain included in other comprehensive income is expected to be recognized in earnings over the next twelve months. See Note Q for additional information regarding accumulated other comprehensive income.

If no hedging relationship is designated, the derivative is marked to market through earnings.

Cash flows from financial instruments are recognized in the combined statement of cash flows in a manner consistent with the underlying transactions. See Note M for additional information.

Foreign Currency

The local currency is the functional currency for AWAC’s significant operations outside the U.S., except in Brazil, Jamaica and Suriname, which use the U.S. dollar. The determination of the functional currency in these countries is made based on the appropriate economic and management indicators.

Recently Adopted Accounting Standards

AWAC adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”), effective December 31, 2005. See Note D for additional information.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2005 and 2004

(dollars in millions)

Recently Issued Accounting Standards

SFAS No. 123 (R), Share-Based Payment (“SFAS No. 123”), was issued in December 2004. This standard requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. AWAC will begin expensing stock options as it is required, which is the first quarter of 2006, using the modified prospective approach. In addition, the company is required to reflect compensation expense for these individuals using the nonsubstantive vesting period approach, in which the compensation expense is recognized ratably over the requisite service period following the date of grant.

SFAS No. 154, Accounting for Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154”), was issued in June 2005. SFAS No. 154 requires retrospective application to financial statements of prior periods for changes in accounting principle that are not adopted prospectively. This statement is effective January 1, 2006. This standard has no impact on AWAC’s financial statements.

SFAS No. 153, Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29 (“SFAS No. 153”), was issued in December 2004. This standard eliminates the exception for nonmonetary exchanges of similar productive assets to be measured based on the fair value of the assets exchanged and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This standard is effective January 1, 2006. This standard has no impact on AWAC’s financial statements.

In 2005, the FASB issued EITF 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry (“EITF 04-6”). EITF 04-6 requires that stripping costs incurred during the production phase of a mine are to be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred. EITF 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005. AWAC is currently evaluating the impact of this statement on the company.

Reclassification

Certain amounts in the previously issued financial statements were reclassified to conform to the 2005 presentations.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2005 and 2004

(dollars in millions)

B.	Nature of Operations

In December 1994 and January 1995, Alcoa and Alumina Limited entered into a multi-step transaction to restructure and combine the ownership of their respective worldwide bauxite, alumina and alumina-based chemicals businesses and investments into a group of companies known collectively as AWAC. AWAC is owned 60% by Alcoa and 40% by Alumina Limited.

Primarily all bauxite mined by AWAC entities is refined into alumina by AWAC through a chemical process. The alumina is then further processed into alumina-based chemicals (see Note C) or is sold to customers to be smelted into primary aluminum. Approximately 49% and 54% of AWAC’s respective 2005 and 2004 alumina production was sold to Alcoa. In addition, Alcoa of Australia (“AofA”), the largest entity within AWAC, operates integrated aluminum facilities in Australia including mining, refining and smelting operations. Approximately 70% and 77% of AofA’s 2005 and 2004 revenues of $2,842.6 and $2,194.3, respectively, were derived from alumina, and the balance was derived principally from primary aluminum.

AWAC consists of the following entities within the noted worldwide markets:

1.	Two LLCs, which hold all of Alcoa’s and Alumina Limited’s bauxite, alumina and industrial chemicals operations in Guinea, India, Japan, China and the U.S.; all of Alcoa’s interest in the bauxite and alumina operations in Jamaica and the majority of Alcoa’s bauxite and alumina shipping operations. In February 2004, the industrial chemicals operations in India, Japan, China, and the U.S. were sold. See Note C for additional information.

2.	Alcoa’s and Alumina Limited’s interest in AofA, including its aluminum smelting operations and Alumina Espanola S.A., an alumina-based chemicals business located in Spain.

3.	All of Alcoa’s and Alumina Limited’s interest in Alcoa Chemie GmbH and Alcoa Chemie Nederland, which represent Alcoa’s and Alumina Limited’s alumina-based chemicals businesses located in Germany and the Netherlands. These facilities were sold by Alcoa and Alumina Limited in February 2004. See Note C for additional information.

4.	Abalco, S.A. (“Abalco”), an entity formed in Brazil to hold 35% of Alcoa Aluminio’s (“Aluminio”) interest in the Alumar alumina refinery (“Alumar”) and 35% of Aluminio’s interest in Mineracao Rio do Norte S.A. (“MRN”), a bauxite mine that supplies bauxite to the Alumar refinery. The 35% interest is the estimated capacity necessary to fulfill Aluminio’s export alumina sales.

5.	Effective December 30, 2004, Alcoa sold 40% of its interest in the Juruti bauxite project in Brazil to Alumina Limited. In exchange, Alumina Limited contributed to AWAC $33.3 in cash, $2.2 in net assets and $6.7 in assumed debt. The $33.3 was subsequently distributed to Alcoa. Alcoa contributed to AWAC $3.3 in net assets and $9.3 in debt. In January 2005, Alcoa and Alumina Limited together contributed cash of $16.5 which was used to repay the outstanding debt. AWAC’s interest in the Juruti bauxite project is held by the following entities, Omnia Minerios, Mineracao Sao Jorge Ltda, and Matapu Sociedade De Mineracao Ltda, which have been included in these financial statements, as of the effective date of this transaction.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2005 and 2004

(dollars in millions)

6.	On June 28, 2004, AWAC increased its ownership stake in Halco Mining, Inc. (“Halco”) from 43% to 45%. AWAC paid $5.9 for the additional 2% interest in Halco which is accounted for as an equity investment in the combined balance sheet.

7.	On December 23, 2005, AofA exercised its pre-emptive rights to acquire minority partner AngloGold’s equity position in the Cape Bougainville and Mitchell Plateau joint ventures in Western Australia for $1.6, which is accounted for as an equity investment in the combined balance sheet.

The following summarizes the concentrations of sales and net assets by major geographic region.

	2005	2004
Sales
Australia	$2,831.3	$2,050.6
U.S.	960.7	1,452.1
Other	707.8	329.3

Total sales	$4,499.8	$3,832.0

Net assets
Australia	$2,352.8	$2,012.4
U.S.	508.4	505.3
Other	392.8	302.3

Total net assets	$3,254.0	$2,820.0

C.	Assets Held for Sale

In February 2004, Alcoa Specialty Chemicals (“ASC”) was sold to two private equity firms led by Rhone Capital LLC for an enterprise value of $342.0, which included the assumption of debt and other unfunded obligations. As of the date of the transaction, the shares of Alcoa Chemie Nederland (“CAN”), and Alcoa Chemie GmbH (“ACG”) were owned by Alcoa Automotive GmbH (“Automotive”), Alcoa Europe Holding, BV (“AEH”) and an affiliate of Alumina Limited, Westminer International Holdings Limited (“Westminer”). The proceeds and the gain on the sale of ACN and ACG have not been reflected in the AWAC financial statements because Automotive, AEH and Westminer are not components of AWAC as defined in the Formation Agreement. The net assets of these entities were reflected as contributions to Automotive, AEH and Westminer who then sold their respective interests directly to Rhone Capital LLC. However, AWAC received cash of $120.4 and recognized a pre-tax loss of approximately $35.8 on the sale of the components of ASC that it owned directly. The loss is included in restructuring and other charges in the combined statement of income, comprehensive income and members’ equity. The reduction in net assets associated with the contribution of ACN and ACG has been reflected as a distribution of members’ equity of $61.3.

There were no assets or liabilities held for sale at December 31, 2005 or 2004.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2005 and 2004

(dollars in millions)

D.	Asset Retirement Obligations

AWAC adopted FIN 47, effective December 31, 2005. FIN 47 clarifies the accounting for conditional asset retirement obligations (“CAROs”), as referenced in SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”). A CARO is a legal obligation to perform an asset retirement activity in which the obligation is unconditional, but uncertainty exists about the timing and (or) method of settlement, which may or may not be under the control of AWAC, and which prevents the reasonable estimation of the fair value of the CARO. Upon adoption, AWAC recognized a cumulative effect adjustment of $0.2, consisting primarily of costs related to the restoration of a leased facility. Pro forma amounts related to 2004 are not presented, as there is no impact on prior period financial statements.

Historically, AWAC has either operated locations or sold them and in certain circumstances, has curtailed them for possible future use while continuing with ongoing security, utility and other maintenance costs as deemed necessary. In the event of decision to permanently shutdown and (or) demolish a facility, AWAC would record an ARO for the removal, treatment, transportation, storage and (or) disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, PCBs, various process residuals, solid wastes, electronic equipment waste and various other materials.

AROs have not been recorded in the financial statements for any AWAC operating location – other than those with specific legal obligations for spent pot lining disposal, closure of bauxite residue areas, mine reclamation, landfill closure and specific lease restoration requirements – because the fair value of such potential retirement obligations cannot be measured as the settlement dates for these operating locations cannot be estimated. Such amounts may be material to the financial statements in the period in which they are recorded.

Effective January 1, 2003, Alcoa adopted SFAS No. 143. The cumulative effect adjustment recognized upon adoption of this standard was a gain of $15.7. The following table details the changes in the carrying amounts of AROs at December 31:

	2005	2004
Balance at beginning of year	$64.1	$51.7
Accretion expense	4.7	4.5
Liabilities incurred	30.6	12.2
Payments	(7.9)	(6.0)
Translation and other	(.3)	1.7

Balance at end of year	$91.2	$64.1

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2005 and 2004

(dollars in millions)

E.	Inventories

	2005	2004
Finished goods	$11.2	$23.2
Work-in-process	33.3	20.5
Bauxite and alumina *	159.8	138.7
Purchased raw materials	114.8	83.3
Operating supplies	104.1	99.8

	$423.2	$365.5

*	Consists of 32% and 29% in the raw material state, 39% and 41% in work-in-process and 29% and 30% in finished goods at December 31, 2005 and 2004, respectively.

Approximately 19% of total inventories at December 31, 2005, were valued on a LIFO basis. If valued on an average cost basis, total inventories would have been $59.6 and $42.7 higher at the end of 2005 and 2004, respectively.

F.	Properties, Plants and Equipment

	2005	2004
Land and land rights, including mines	$112.6	$106.0
Structures	1,670.1	1,653.4
Machinery and equipment	3,688.3	3,752.4

	5,471.0	5,511.8
Less: Accumulated depreciation and depletion	3,297.0	3,265.4

	2,174.0	2,246.4
Construction work in progress	679.1	263.4

	$2,853.1	$2,509.8

G.	Other Assets

	2005	2004
Deferred mine development	$122.4	$98.7
Deferred income taxes	83.6	95.8
Prepaid pension benefit	135.3	70.4
Deferred charges and other	226.4	223.0
Goodwill	34.9	36.3
Intangibles	1.6	1.9

	$604.2	$526.1

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2005 and 2004

(dollars in millions)

H.	Short-Term Borrowings

In May 2001, Alcoa entered into a loan agreement with AAC LLC whereby AAC LLC may borrow funds from Alcoa in various installments or “draw downs.” Each individual “draw down” has its own maturity not to exceed 60 days, and bears interest at the rate for deposits in U.S. dollars as determined by the British Bankers Association on the day of the borrowing. Outstanding amounts for this agreement were $76.1 and $58.5 at December 31, 2005 and 2004, respectively.

Other amounts due to Alcoa, classified as short-term borrowings, totaled $0.2 and $25.7 as of December 31, 2005 and 2004, respectively. A portion of the 2004 balance was contributed to AWAC by Alcoa and Alumina Limited in the amount of $12.0. These amounts were repaid during January 2005. See Notes B and I for additional information.

AWAC participates in computerized payable settlement arrangements with certain vendors and third-party intermediaries. As of December 31, 2005 and 2004, short-term borrowings included $36.5 and $21.4, respectively, of amounts that will be paid through the third-party intermediaries. The arrangements provide that, at the vendor’s request, the third-party intermediary advances the amount of the scheduled payment to the vendor, less an appropriate discount, before the scheduled payment date. AWAC makes payment to the third-party intermediary on the date stipulated in accordance with the commercial terms negotiated with its vendors. Imputed interest on the borrowings in 2004 was insignificant for reclassification to interest expense. See Note A for additional information.

I.	Related Party Transactions

AWAC is controlled by its majority owner, Alcoa. AWAC receives related party sales revenues for alumina and chemical products sold to:

	2005	2004
Alcoa	$1,643.1	$1,358.8
Other	27.1	37.6

	$1,670.2	$1,396.4

The terms for all transactions and agreements between related parties and AWAC are established by negotiation between the parties.

Certain entities within AWAC have entered into contractual agreements with Alcoa for employee services (principally related to employees of the U.S. operations), an administrative services agreement, a commodity and foreign exchange hedging agreement and an alumina sales agreement. Total costs incurred by AWAC for these agreements were approximately $77.9 in 2005 and $78.2 in 2004. AWAC also has a long-term bauxite purchase agreement with a partially-owned entity. Total purchases under this agreement were approximately $124.8 and $108.1 during 2005 and 2004 respectively.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2005 and 2004

(dollars in millions)

Receivables from Alcoa, included in receivables from customers, totaled $240.1 and $198.5 as of December 31, 2005 and 2004, respectively, while trade accounts payable to Alcoa totaled $149.3 and $38.1 at December 31, 2005 and 2004, respectively. Short-term borrowings include $76.3 and $84.2 as of December 31, 2005 and 2004, respectively, that were due to Alcoa. See Note H for additional information.

In 2005 and 2004, AWAC was charged and paid $0.7 and $6.0, respectively for stock option exercises under Alcoa’s Long Term Stock Incentive Plan. These amounts were reflected as a dividend paid to partners, net of a tax benefit of $0.3 in 2005 and $2.0 in 2004. See Note A for additional information.

J.	Lease Expense

Certain equipment, including process control hardware and software, as well as warehousing, office space, and ocean going vessels are under operating lease agreements. Total expense from continuing operations for all leases was $51.2 in 2005 and $26.9 in 2004. Under long-term leases, minimum annual rentals are $43.1 in 2006, $40.6 in 2007, $35.3 in 2008, $32.1 in 2009, $29.5 in 2010 and a total of $27.2 for 2011 and thereafter.

K.	Pension Plans and Other Postretirement Benefits

Entities within AWAC maintain pension plans covering certain non-U.S. employees. Pension benefits generally depend upon length of service, job grade, and remuneration. Substantially all benefits are paid through pension trusts that are sufficiently funded to ensure that all plans can pay benefits to retirees as they become due.

Entities within AWAC maintain health care and life insurance benefit plans covering certain non-U.S. retired employees. Generally, the medical plans pay a percentage of medical expenses, reduced by deductibles and other coverages. Life benefits are generally provided by insurance contracts. The entities retain the right, subject to existing agreements, to change or eliminate these benefits.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2005 and 2004

(dollars in millions)

The table below reflects the status of AWAC’s pension and postretirement benefit plans.

	Pension Benefits		Postretirement Benefits
	2005	2004	2005	2004
Change in benefit obligation
Benefit obligation at beginning of year	$679.5	$628.6	$38.0	$34.6
Service cost	32.0	27.7	.6	.5
Interest cost	33.8	31.5	2.4	2.1
Amendments	—	1.3	2.5	—
Actuarial losses	29.3	57.0	2.6	1.9
Divestitures	—	(10.3)	—	—
Benefits paid, net of participants’ contributions	(36.7)	(39.9)	(.9)	(1.1)
Other transfers, net	1.9	(22.0)	—	—
Exchange rate	(26.8)	5.6	—	—

Benefit obligation at end of year	$713.0	$679.5	$45.2	$38.0

Change in plan assets
Fair value of plan assets at beginning of year	$678.5	$637.3	$—	$—
Actual return on plan assets	119.2	66.1	—	—
Divestitures	—	(1.3)	—	—
Employer contributions	28.1	38.3	—	—
Participants’ contributions	13.6	12.2	—	—
Benefits paid	(50.3)	(52.1)	—	—
Administrative expenses	(8.5)	(1.6)	—	—
Other transfers, net	1.9	(22.0)	—	—
Exchange rate	(25.0)	1.6	—	—

Fair value of plan assets at end of year	$757.5	$678.5	$—	$—

Funded status	$44.5	$(1.0)	$(45.2)	$(38.0)
Unrecognized net actuarial (gain) loss	67.8	102.1	(25.3)	(29.8)
Unrecognized net prior service cost	11.3	13.3	2.5	—

Net amount recognized	$123.6	$114.4	$(68.0)	$(67.8)

Amount recognized in the balance sheet consists of
Prepaid benefit	$141.3	$70.4	$—	$—
Accrued benefit liability (1)	(17.7)	(26.7)	(68.0)	(67.8)
Intangible asset	—	3.3	—	—
Accumulated other comprehensive loss	—	67.4	—	—

Net amount recognized	123.6	114.4	(68.0)	(67.8)
Amounts attributed to joint venture partners	(5.3)	—	3.4	3.4

Net amount recognized	$118.3	$114.4	$(64.6)	$(64.4)

(1)	Amount includes both current and long-term portions of the liability.

	Pension Benefits		Postretirement Benefits
	2005	2004	2005	2004
Components of net periodic benefit costs
Service cost	$32.0	$27.7	$.6	$.5
Interest cost	33.8	31.5	2.4	2.1
Expected return on plan assets	(53.6)	(48.3)	—	—
Amortization of prior service cost	1.9	1.9	.4	—
Recognized actuarial gains	(.2)	2.1	(1.9)	(.9)

Net periodic benefit costs	$13.9	$14.9	$1.5	$1.7

The projected benefit obligation for all defined benefit pension plans was $713.0 and $679.5 at December 31, 2005 and 2004, respectively.

The accumulated benefit obligations for all defined benefit pension plans were $659.3 and $630.0 at December 31, 2005 and 2004, respectively.

The aggregate projected benefit obligation and fair value of plan assets for the pension plan with benefit obligations in excess of plan assets were $490.3 and $458.1, respectively, as of December 31, 2005 and $484.1 and $417.0, respectively, as of December 31, 2004. The aggregate accumulated benefit obligation and fair value of plan assets with accumulated benefit obligations in excess of plan assets were $0.0 and $0.0, respectively, as of December 31, 2005 and $445.0 and $417.0, respectively, at December 31, 2004.

At December 31, 2005 and 2004, the long-term accrued pension benefits on the combined balance sheet were $0.0 and $2.3, respectively. The total accrued benefit liability was $17.7 in 2005 and $26.7 in 2004, which included the current portion of the liability of $17.0 in 2005 and $24.4 in 2004 and the amounts attributed to joint venture partners of $0.7 in 2005. At December 31, 2005 and 2004, the prepaid pension benefit on the combined balance sheet was $135.3 and $70.4, respectively. The total prepaid benefit was $141.3 in 2005 and $70.4 in 2004, which included amounts attributed to joint venture partners of $6.0 in 2005.

The unrecognized net actuarial loss for pension benefits at December 31, 2005 of $67.8 has primarily resulted from the decline in interest rates over the past four years. To the extent those losses exceed certain thresholds, the excess will continue to be recognized as prescribed under SFAS No. 87, Employers Accounting for Pensions. Generally, these amounts are amortized over the estimated future service plan of participants, which is 10 years.

The benefit obligation for postretirement benefit plans and net amount recognized were $45.2 and $68.0, respectively, as of December 31, 2005, and $38.0 and $67.8, respectively as of December 31, 2004. Of the net amount recognized, the long-term, current and amounts attributed to joint venture partners were $63.6, $1.0, and $3.4, respectively as of December 31, 2005, and $64.4, $0.0 and $3.4, respectively, as of December 31, 2004.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2005 and 2004

(dollars in millions)

The unrecognized actuarial gain for postretirement benefit plans at December 31, 2005 of $25.3 primarily resulted from benefit payment projection exceeding actual payments. To the extent those gains exceed certain thresholds, the excess will continue to be recognized. Generally, these amounts are amortized over the estimated future service plan of participants, which is 14 years.

Assumptions

Weighted average assumptions used to determine benefit obligations at December 31:

	2005	2004
Weighted average assumptions
Discount rate, at year end	5.00%	4.79%
Rate of compensation increase	3.63%	4.14%

The discount rate is based upon a yield available on government bonds with a term suitable to match the liabilities.

Weighted average assumptions used to determine the net cost for years ended December 31:

	2005	2004
Weighted average assumptions
Discount rate, at year end	4.79%	5.33%
Expected long-term return on plan assets	7.77%	7.77%
Rate of compensation increase	4.14%	3.95%

The expected return on plan assets is based on historical performance as well as expected future rates of return on plan assets considering the current investment portfolio mix and the long-term investment strategy. On average, the actual return over the past 10 years has exceeded 8%.

Assumed health care cost trend rates at December 31:

	2005	2004
Health care cost trend rate assumed for next year	8.0%	8.0%
Rate that the cost trend rate gradually declines to	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain	2010	2009

The health care cost trend rate in the calculation of the 2004 benefit obligations was 8.0% from 2004 to 2005 and 8.0% from 2005 to 2006. Actual annual company health care trend experience over the past three year has ranged from 5.0% to 7.5%. The 8% trend rate will be maintained for 2006.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2005 and 2004

(dollars in millions)

Assumed health care cost trend rates have an effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$0.4	$(0.3)
Effect on postretirement benefit obligations	5.6	(4.5)

Plan Assets

AWAC’s pension plans’ investment policy, weighted-average asset allocations at December 31, 2005 and 2004, and target allocations for 2006, by asset category, are as follows:

	Policy Range	Plan Assets at December 31,		Target 2006
		2005	2004
Asset Category
Equity securities	35-60%	59%	60%	59%
Debt securities	30-55%	29%	31%	29%
Real estate	5-15%	8%	6%	10%
Other	0-15%	4%	3%	2%

		100%	100%	100%

The basic goal underlying pension plan investment policy is to ensure that the assets of the plan, along with expected plan sponsor contributions, will be invested in a prudent manner to meet the obligations of the plan as those obligations come due. Investment practices must comply with applicable laws and regulations.

Numerous asset classes with differing expected rates of return, return volatility and correlations are utilized to reduce risk by providing diversification. Debt securities comprise a significant portion of the portfolio due to their plan-liability-matching characteristics and to address the plan’s cash flow requirements. Additionally, diversification of investments within each asset class is utilized to further reduce the impact of losses in single investments. The use of derivative instruments is permitted where appropriate and necessary for achieving overall investment policy objectives.

Cash Flows

The minimum required cash contribution to the pension plan in 2006 is estimated to be $17.0.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2005 and 2004

(dollars in millions)

Benefit payments expected to be paid to plan participants are as follows:

Years Ending December 31,	Pension Benefits	Post- Retirement Benefits
2006	$59.4	$1.5
2007	56.0	1.7
2008	59.4	1.8
2009	62.4	1.9
2010	65.4	2.0
2011 through 2014	350.3	11.7

	$652.9	$20.6

Other Plans

AWAC sponsors a number of defined contribution pension plans. Expenses were $18.8 in 2005 and $15.2 in 2004.

L.	Income Taxes

The components of income from continuing operations before taxes on income were:

	2005	2004
U.S.	$(59.1)	$(57.0)
Foreign	1,017.8	943.2

	$958.7	$886.2

The provision for taxes on income from continuing operations consisted of:

	2005	2004
Current
U.S. federal	$16.2	$10.4
Foreign	298.2	280.3

	314.4	290.7

Deferred
U.S. federal	(2.1)	.3
Foreign	1.6	6.5

	(.5)	6.8

	$313.9	$297.5

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2005 and 2004

(dollars in millions)

Reconciliation of the U.S. federal statutory rate to AWAC’s effective tax rate for continuing operations follows:

	2005	2004
U.S. federal statutory rate	35.0%	35.0%
Loss not taxed to AWAC	3.3	3.5
Taxes on foreign income	(5.9)	(4.9)
Other	.3	—

Effective tax rate	32.7%	33.6%

The components of net deferred tax assets and liabilities at December 31 follow:

	2005		2004
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Depreciation	$—	$182.3	$—	$184.3
Employee benefits	14.1	—	9.9	—
Loss provisions	23.5	—	19.5	—
Deferred income/expense	21.0	93.8	17.6	75.8
Tax loss carryforward	—	—	6.6	—
Other	1.5	2.8	1.8	13.0

	$60.1	$278.9	$55.4	$273.1

The $6.6 loss carryforward that existed at December 31, 2004, related to Discovery Alumina, an entity that was sold in February 2004 as part of the sale of the specialty chemicals business. The carryforward loss was retained by AWAC and not included in the sale. See Note C for additional information. During 2005, the entire loss carryforward benefit was utilized by AWAC.

M.	Derivatives and Other Financial Instruments

The carrying values and fair values of AWAC’s financial instruments at December 31 follow:

	2005		2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$229.3	$229.3	$226.5	$226.5
Notes receivable	1.1	1.1	—	—
Short-term debt	123.6	123.6	106.2	106.2
Long-term debt	—	—	12.2	12.2

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2005 and 2004

(dollars in millions)

The methods used to estimate the fair value of certain financial instruments follow:

Cash and Cash Equivalents and Short-Term Borrowings

The carrying amount approximates fair value because of the short maturity of the instruments. The short-term borrowings weighted average interest rate is 4.66% in 2005 and 1.05% in 2004.

Noncurrent Receivables

The fair value of noncurrent receivables is based on anticipated cash flows which approximates carrying value.

Long-Term Debt

The fair value is based on interest rates that are currently available to AWAC for issuance of debt with similar terms and remaining maturities.

Cash Flow Hedges

AWAC uses derivative financial instruments for purposes other than trading. Fair value gains of material hedging contracts at December 31 were:

	2005	2004
Other commodities, principally natural gas and fuel oil	$66.2	$14.6

Commodities

AWAC anticipates the continued requirement to purchase other commodities such as natural gas, and fuel oil for its operations. AWAC enters into futures and options contracts to reduce volatility in the price of these commodities.

AWAC is exposed to credit loss in the event of nonperformance by counterparties on the above instruments. Although nonperformance is possible, AWAC does not anticipate nonperformance by any of the parties. Contracts are with creditworthy counterparties and are further supported by cash, treasury bills or irrevocable letters of credit issued by carefully chosen banks. In addition, various master netting arrangements are in place with counterparties to facilitate settlement of gains and losses on these contracts.

For further information on AWAC’s hedging and derivative activities, see Note A.

N.	Cash Flow Information

Cash payments for interest and taxes follow:

	2005	2004
Interest	$2.3	$1.2
Income taxes	310.1	248.9

	$312.4	$250.1

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2005 and 2004

(dollars in millions)

Noncash Items

There were no significant noncash items at December 31, 2005.

Net assets sold as part of the ACN and ACG sale totaled $61.3 at February 29, 2004, the effective date of the sale. The net deficit contributed from Alcoa and Alumina Limited as part of the sale of Alcoa’s interest in the Juruti bauxite project totaled $(11.0) at December 31, 2004. See Notes B and C for additional information.

O.	Commitments and Contingencies

Various lawsuits and claims and proceedings have been or may be instituted or asserted against entities within AWAC, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies. However, based on facts currently available, management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position or liquidity of AWAC.

Pursuant to the terms of the Formation Agreement, Alcoa and Alumina Limited have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement) as well as for certain other pre-formation liabilities, such as existing environmental conditions, to the extent of their pre-formation ownership of the company or asset with which the liability is associated.

In October 2004, AWAC agreed to acquire a 20% interest in a consortium formed to acquire the Dampier to Bunbury Natural Gas Pipeline (“DBNGP”) in Western Australia exchange for an initial cash investment of $17.0, which was classified as an equity investment. AWAC has made additional contributions of $19.2 in 2005 and committed to invest an additional $53.0 to be paid as the pipeline expands through 2008. The investment in DBNGP was made in order to secure a competitively priced long-term supply of power to AWAC’s refineries in Western Australia. In addition to its equity ownership, AWAC has an agreement to purchase gas transmission services from the DBNGP with the ability to terminate the agreement at its discretion. AWAC’s maximum exposure to loss on the investment and related contract is approximately $300.0.

In November 2005, AWA LLC and Alcan announced the signing of a Basic Agreement with the Government of Guinea that sets the framework for development of a 1.5 million metric tons per year (“mtpy”) alumina refinery in Guinea, West Africa. This agreement sets out the items and framework for the alumina refinery project that were a part of the protocol signed in November 2004 and a part of the memorandum of understanding (“MOU”) signed by AWA LLC and Alcan in May 2004. A detailed feasibility study for the refinery is expected to begin immediately after ratification of the Basic Agreement by the Guinean National Assembly. The refinery, which would be operated by AWAC, would be expected to have an initial 1.5 million mtpy capacity, with expansion capability. Production is expected by early 2009.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2005 and 2004

(dollars in millions)

In June 2005, AWAC’s expansion plan was approved by Alcoa’s Board of Directors for the planned expansion of the Jamalco alumina refinery in Clarendon, Jamaica, which follows the agreement in principle signed by AWAC and the Government of Jamaica in December 2004. Pending finalization of definitive documents, which is expected in due course, this project will add 1.5 million mtpy to Jamalco, more than doubling the refinery’s capacity to at least 2.8 million mtpy. The 1.5 million mtpy expansion is expected to cost approximately $1.2 billion. As a result of this expansion, AWAC’s ownership in the refinery will increase from 50% to 77% with the Government of Jamaica continuing to own the remaining minority interest.

In connection with the sale of ASC, AWAC entered into an agreement to supply ASC with approximately 488,000 tons of alumina feedstock annually at a fixed price for 20 years. After three years and through the tenth year of the contract, the agreement provides for adjustments in pricing to the extent certain of AWAC’s costs fluctuate outside of agreed upon thresholds.

AWAC has entered into other purchase commitments for energy and raw materials which total $587.1 in 2006, $470.1 in 2007, $425.7 in 2008. $353.7 in 2009, $302.0 in 2010, and $3,094.1 thereafter.

During 2001, AWAC entered into a ten-year agreement with a vendor to provide process control hardware and software at a ten-year cost of approximately $146.0. At December 31, 2005, amounts remaining to be paid on this agreement was approximately $104.7.

P.	Environmental Matters

AWAC continues to participate in environmental assessments and cleanups at a number of locations. A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated. See Note A for additional information. As assessments and cleanups proceed, the liability is adjusted based on progress in determining the extent of remedial actions and related costs and damages. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements and technological changes. Therefore, it is not possible to determine the outcomes or estimate with any degree of accuracy the potential costs for certain of these matters.

AWAC’s remediation reserve balance at the end of 2005 and 2004 was $28.7 and $24.4, respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. Of the $28.7 reserve at December 31, 2005, $24.0 million is classified as current on the combined balance sheet.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2005 and 2004

(dollars in millions)

Q.	Comprehensive Income and Members’ Equity

AWAC’s capital represents the excess of AWAC’s assets over liabilities and minority interest. The components of capital consist of common stock, participants’ equity, additional capital, accumulated other comprehensive loss and retained earnings.

	2005	2004
Other comprehensive income (loss)
Net Income	$644.6	$588.5
Change in minimum pension liability, net of tax	47.2	(24.2)
Currency translation adjustments	(148.4)	89.2
Unrecognized gains (losses) on derivatives, net of tax
Net change from periodic revaluations	131.7	17.3
Net amount reclassified to income	(80.1)	(24.0)

Net recognized income (loss) on derivatives	51.6	(6.7)

Other comprehensive (loss) income	(49.6)	58.3

Comprehensive income	$595.0	$646.8

Members’ equity
Balance at the beginning of the year	$2,820.0	$2,533.5
Net income	644.6	588.5
Capital contribution (B and N)	21.1	22.3
Dividends paid and return of capital to members (I)	(182.1)	(321.3)
Combined investment in divested entities distributed to members (C and N)	—	(61.3)
Other comprehensive (loss) income	(49.6)	58.3

Balance at the end of the year	$3,254.0	$2,820.0

The components of accumulated other comprehensive loss included in members’ equity were as follows:

	2005	2004
Additional minimum pension liability, net of tax	$—	$(47.2)
Cumulative currency translation adjustments	(155.8)	(7.4)
Unrealized gains on derivatives, net of tax	66.2	14.6

	$(89.6)	$(40.0)

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2005 and 2004

(dollars in millions)

R.	Restructuring and Other Charges

Restructuring and other charges were comprised of the following at December 31:

	2005	2004
Restructuring charges	$1.3	$3.0
Other charges	(.1)	—
Loss on sale of specialty chemicals business	—	35.8

	$1.2	$38.8

Restructuring and other charges was comprised of the following components: $1.3 and $3.0 during 2005 and 2004, respectively, of charges for the early retirement during 2005 of approximately 44 employees at AofA and Alumina Espanola S.A. as well as other severance agreements, and during 2004 of approximately 19 employees at Alumina Espanola S.A. Additionally, during 2005 and 2004, AofA and Alumina Espanola S.A. recorded severance charges of $9.9 and $4.9, respectively, through costs of goods sold on the combined statement of income, comprehensive income and members’ equity, for the early retirement of 67 employees.

During 2004, AWAC recorded a loss of $35.8 on the sale of the ASC business. See Note C for additional information.

Activity and reserve balances related to employee termination and severance costs are as follows:

Employee Termination and Severance Costs
2004
Reserve balance at January 1, 2004	$5.6
Cash payments	(7.8)
Restructuring charges	3.0
Ongoing early retirement and other	4.9

Reserve balance at December 31, 2004	$5.7

2005
Cash payments	$(6.3)
Restructuring charges	1.3
Ongoing early retirement and other	9.9

Reserve balance at December 31, 2005	$10.6

S.	Other (Income) Expense

The net (income) expense recorded during 2005 and 2004 of $(24.7) and $1.2, respectively, was comprised of exchange differences, interest income, equity income of unconsolidated subsidiaries, and various other expenses.

During 2004, AWAC entered into an agreement to terminate its Alusaf Toll Conversion Agreement in exchange for a cash payment of $35.5. The payment has been recognized in other (income) expense on the combined statements of income, comprehensive income and members’ equity. AWAC does not have any further performance or other obligations under this agreement