Form 20-F
period 2006-12-31
ALUMINA LTD
filed 2007-06-29
CIK 857071

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

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

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2006.

1,167,616,748 Ordinary Shares

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

2006 FORM 20-F

2006 FORM 20-F

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

On June 4, 2005 WMC Resources Ltd was acquired by BHP Billiton Limited, of which it is now a wholly owned subsidiary.

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

2006 FORM 20-F

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

2006 FORM 20-F

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

2006 FORM 20-F

Weights and Measures

1 troy ounce	=	31.103 grams
1 kilogram	=	32.15 troy ounces
1 kilogram	=	2.205 pounds
1 tonne	=	1,000 kilograms
1 tonne	=	2,205 pounds
1 gram per tonne	=	0.0292 troy ounces per (short) ton
1 kilometre	=	0.6214 miles

2006 FORM 20-F

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

2006 FORM 20-F

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

2006 FORM 20-F

KEY INFORMATION

ITEM 3. KEY INFORMATION

A. Selected Financial Data

A-IFRS

The selected financial data appearing below as at December 31, 2006 and 2005 and for the fiscal years ended December 31, 2006, 2005 and 2004 are set forth in Australian dollars (except as otherwise indicated), and are extracted from the audited Consolidated Financial Statements of Alumina Limited (the “Company” or “Alumina “, which, unless the context otherwise requires, includes Alumina Limited and its subsidiaries) which appear elsewhere herein.

The Consolidated Financial Statements for the years ended December 31 2006, 2005 and 2004 have been prepared in accordance with International Financial Reporting Standards as adopted by Australia (“A-IFRS”) which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”).

US GAAP

As discussed above US GAAP and A-IFRS differs in certain respects. Note 32 to the Consolidated Financial Statements provides an explanation of these differences as they affect Alumina, and reconciliations from A-IFRS to US GAAP of net income for the years ended December 31, 2006, 2005 and 2004 and shareholders’ equity as of December 31, 2006 and 2005.

The selected financial data under US GAAP appearing below as at December 31, 2004, 2003 and 2002 and for the fiscal years ended December 31, 2003 and 2002 have been reconciled to US GAAP from Alumina’s audited consolidated financial data, which are not included herein.

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

(1)	fair value of accounting for derivatives;

(2)	goodwill and amortisation;

(3)	asset retirement obligations and

(4)	pension liabilities/assets.

2006 FORM 20-F

KEY INFORMATION

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the Notes thereto.

SELECTED FINANCIAL DATA UNDER A-IFRS

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
	(A$ million except where indicated)
Net Sales Revenue from Continuing Operations	—	—	—
Net Income from Continuing Operations	511.1	315.6	316.4
Net Income	511.1	315.6	316.4
Net Income from Operations per Ordinary Share (A$/share)	0.44	0.27	0.27
Income from Continuing Operations per Ordinary Share (A$/share)(3)	0.44	0.27	0.27
Diluted Net Income per Ordinary Share (A$/share)(4)	0.44	0.27	0.27
Cash Dividends paid per Ordinary Share (1)
(A$/share)	0.20	0.20	0.20
(US$/share) (2)	0.15	0.15	0.14

	At December 31, 2006	At December 31, 2005
	(A$ million except where indicated)
Total assets	2,357.6	2,013.5
Long-term obligations	208.2	0.2
Net assets	1,754.6	1,530.2

Shareholders’ equity	1,754.6	1,530.2

Capital stock	425.8	415.7

	Millions of shares
Number of shares outstanding	1,167.6	1,165.6

(1)	Fully franked. See “Dividends” in Item 8A.
(2)	These conversions were made using exchange rates applicable at the dates of the dividend payments.
(3)

Basic earnings per share were determined on the basis of the weighted average number of outstanding Alumina Limited shares for the periods indicated. Refer also to Notes 1(s) and 8 to the Consolidated Financial Statements.

(4)

Diluted earnings per share was determined on the basis of the weighted average number of outstanding Alumina Limited shares for the periods indicated including potential shares from the conversion of partly paid shares and options into shares of Alumina Limited. Refer also to Notes 1(s) and 8 to the Consolidated Financial Statements.

2006 FORM 20-F

KEY INFORMATION

SELECTED FINANCIAL DATA UNDER US GAAP

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002(8)
	(A$ million except where indicated)
Net Sales Revenue from Continuing Operations	—	—	—	—	—
Income from Continuing Operations	559.8	328.5	331.7	237.1	244.3
Net Income(7)	559.8	328.5	331.7	248.2	306.7
Income from Continuing Operations per
Ordinary Share (A$/share)	0.48	0.28	0.29	0.21	0.22
Net Income from Operations per Ordinary Share(3) (A$/share)(5)	0.48	0.28	0.29	0.22	0.28
Diluted Net Income per Ordinary Share (A$/share)(6)	0.48	0.28	0.28	0.22	0.27
Cash Dividends paid per Ordinary Share (1)
(A$/share)	0.20	0.20	0.20	0.23	0.18
(US$/share) (2)	0.15	0.15	0.14	0.14	0.09

	At December 31, 2006	At December 31, 2005	At December 31, 2004	At December 31, 2003	At December 31, 2002(8)
	(A$ million except where indicated)
Total assets	2,540.5	2,140.1	1,920.6	1,881.3	1,744.0
Long-term obligations(4)	208.2	0.2	0.2	0.2	2.4
Net assets	1,937.5	1,656.8	1,509.3	1,406.0	1,202.4

Shareholders’ equity	1,937.5	1,656.8	1,509.3	1,406.0	1,202.4

Capital Stock	425.8	415.7	404.1	384.8	220.2

	Millions of shares
Number of Shares	1,167.6	1,165.6	1,163.1	1,159.8	1,128.3

(1)	Fully franked. See “Dividends” in Item 8A.
(2)	These conversions were made using exchange rates applicable at the dates of dividend payment.
(3)

In 2002, net profit per share was `A$0.31 before the cumulative effect of an accounting change in policy for amortization of mine development and post-production waste removal costs. In 2003, net profit per share was A$0.20 before the cumulative effect of an accounting change in policy for asset retirement obligations and policy for Associate’s employee stock options. .

(4)	Prior to 2006, the debt was a 364 day facility and therefore classified as a short term obligation.
(5)	Basic earnings per share were determined on the basis of the weighted average number of outstanding Alumina Limited shares for the periods indicated. Refer also to Notes 1(s) and 8 to the Consolidated Financial Statements.
(6)	Diluted earnings per share was determined on the basis of the weighted average number of outstanding Alumina Limited shares for the periods indicated including potential shares from the conversion of partly paid shares and options into shares of Alumina Limited. Refer also to Notes 1(s) and 8 to the Consolidated Financial Statements.
(7)	Includes income from continuing and discontinuing operations.
(8)	The Consolidated Financial Statements for the first eleven months of fiscal 2002 include the financial position, results of operations and cash flows of the discontinued operations of the incumbent nickel, copper/uranium and fertilizer businesses that were transferred to WMC Resources in the demerger.

2006 FORM 20-F

KEY INFORMATION

Exchange Rates

Alumina publishes its consolidated financial statements in Australian dollars (“A$” or “$”). In this Annual Report, references to “US$” are to United States dollars.

The following table sets forth, for the periods and dates indicated, certain information concerning the rates of exchange of A$1.00 into US$ based on the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”).

Period	At Period End	Average Rate(1)	High	Low
	(all figures in US$ per A$1.00)
November 2006			0.7896	0.7629
December 2006			0.7914	0.7795
January 2007			0.7960	0.7724
February 2007			0.7933	0.7726
March 2007			0.8104	0.7728
April 2007			0.8367	0.8131

Year Ended December 31, 2002	0.5625	0.5447	0.5748	0.5060
Year Ended December 31, 2003	0.7520	0.6524	0.7520	0.5629
Year Ended December 31, 2004	0.7805	0.7365	0.7979	0.6840
Year Ended December 31, 2005	0.7342	0.7627	0.7974	0.7261
Year Ended December 31, 2006	0.7884	0.7535	0.7914	0.7056

(1)	The average of the noon buying rates on the last day of each month during the financial period.

On May 25, 2007, the Noon Buying Rate was A$1.00 = US$0.8190.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

2006 FORM 20-F

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

Alumina does not separately hedge its exposure to aluminium prices. The Company expects that volatility in prices and demand for AWAC’s products will continue for the foreseeable future. For a statement of current hedging, and movements in the selling price of aluminium over the last five years, see Item 11 “Quantitative and Qualitative Disclosure about Market Risk”.

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

In the past, AWAC entered foreign exchange hedging contracts to manage its exposure to the US$/A$ exchange rate with those hedging contracts closing in 2003. Throughout the reporting period, and at balance sheet date, AWAC had no foreign exchange hedging contracts.

In addition, certain of the Company’s liabilities and assets are denominated in US$, particularly much of the borrowings and certain equity accounted assets. The accounts of certain foreign subsidiaries are also maintained in US$. Thus a change in the A$/US$ exchange rate would have an effect on the net asset value of the Company.

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

Changes in AWAC’s costs have a major impact on the Company’s profitability. AWAC’s mining, refining and smelting operations are subject to conditions beyond its or Alumina Limited’s control that can delay deliveries or increase costs for varying lengths of time. These conditions include weather and natural disasters, unexpected maintenance or technical problems, key equipment failures, disruptions to or other problems with infrastructure, variations in geological conditions and increases in the cost of key inputs or the non-availability of key inputs. In addition, industrial disruptions, work stoppages, refurbishments and accidents at operations can result in production losses and delays in the delivery of product, which may adversely affect profitability. A key risk in the cost of production of alumina and aluminium is the cost of energy. Increases in world oil and gas prices will increase the cost of production of alumina. Further key risks associated in the cost of production of alumina are the sourcing of bauxite and the volatile price of caustic soda. Approximately 1 tonne of caustic soda is used for every 13 tonnes of alumina produced. Accordingly, an increase in caustic soda prices has the potential to reduce profitability.

2006 FORM 20-F

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

Availability of bauxite.

AWAC’s production of alumina is dependant upon continuing availability of bauxite supply. AWAC obtains bauxite from bauxite resources to which it has access under mining leases and under short term and long term contracts. AWAC’s present sources of bauxite are sufficient to meet the forecasted requirements of its alumina refining operations for the foreseeable future.

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

Capital costs for development of alumina refinery and other mineral resource projects have increased substantially in recent years, due to higher steel and other raw material prices and significant increase in labour and contractor costs. In particular, shortages of skilled labour due to an increase in the number of mineral resource project developments, including in Australia and Brazil, has resulted in cost increases for the development of projects in those

2006 FORM 20-F

KEY INFORMATION

locations. Also, the US dollar has fallen in value against currencies such as the Australian dollar, the Euro and Brazilian Real. Where development projects, such as AWAC’s Alumar and Juruti projects, incur labour and material costs in the currency of the project country, a weaker US dollar results in a higher project cost in US dollar terms.

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

Alumina Limited cash flows depend on the availability of dividends from AWAC

Alumina Limited’s cash flows will be generated, primarily from distributions made by AWAC, by way of dividend or capital return. The Strategic Council determines the timing and magnitude of AWAC dividends and capital returns, subject to the relevant provisions of the AWAC Agreements. Alumina Limited cannot unilaterally determine AWAC’s dividend policy or the quantum or timing of dividends to be paid by AWAC. AWAC must distribute by way of dividends, in each financial year, at least 30% of the net income of the prior year of the entities comprising AWAC, unless the Strategic Council agree by a super majority vote to pay a smaller dividend.

During 2006 the AWAC partners entered a new funding agreement under which future capital expenditure are to be funded by the partners contributing directly to cash calls issued by the relevant AWAC entity. When such cash calls are issued, additional dividends equal to the amount of the cash call will, subject only to availability of cash and earnings, be paid by AWAC entities to the partners. The funding agreement is expected to largely eliminate the risk identified above, during the five year term of the funding agreement, of Alumina Limited being constrained in its ability to pay franked dividends to its shareholders.

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

AWAC may make an annual capital request of the partners of up to US$1 billion following approval by a majority vote of AWAC’s Strategic Council. Alcoa has a majority of the votes on the AWAC Strategic Council. Alumina Limited is required to fund its share of the request subject to the provisions of the agreement. If Alumina Limited is unable or unwilling to obtain equity or debt funding or has insufficient retained earnings (ie cash) to make this capital contribution, it may ultimately run the risk of its equity interest in AWAC being diluted. Accordingly, there is a risk that Alumina Limited will be unable to fund an AWAC capital request made unilaterally by Alcoa, in the future, and that its interest in AWAC could be diluted.

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

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Alumina Limited, previously called WMC Limited until its name change in December 2002 as part of the demerger, was incorporated in 1970. The demerger was effected through an Australian court-approved scheme of arrangement and associated capital reduction and dividend distribution. In 1979 it became the holding company of the WMC Group which commenced operations in 1933. The Company is listed on the Australian Stock Exchange. At December 31, 2006, Alumina had total consolidated assets of A$2.4 billion. Alumina’s income from continuing operations was A$511.1 million in the year ended December 31, 2006 and A$315.6 million in the year ended December 31, 2005.

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

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Capital and Investment Expenditures

Since January 1, 2003 the continuing operations of Alumina made the following principal capital and investment expenditures:

•

In December 2003, Alumina increased its interest in Alcoa of Australia to 40% through purchasing QBE Limited’s 0.75% interest by issuing 18,372,881 shares in Alumina. The acquisition was accounted for based on Alumina’s closing share price on December 12, 2003 of A$5.90 (the closing price on the trading day prior to the date when the purchase was agreed).

•

In 2004, AWAC completed the sale of the Specialty Chemicals division, resulting in an after-tax profit of A$15 million for Alumina Limited. The sale was consistent with AWAC directing its focus toward expanding its alumina operations.

•

In December 2004, Alumina Limited acquired, at a cost of US$40 million, a 40 per cent interest in the Juruti bauxite deposit in Brazil which is being developed to supply bauxite to the planned expansion of the Alumar refinery and other AWAC or third-party refineries.

•

During 2005, Alcoa of Australia declared a special fully franked dividend of A$800 million (Alumina Limited share A$320 million), all of which was immediately subscribed to Alcoa of Australia for the purchase of new shares.

•

During 2006, Alumina Limited contributed A$259.2 million to fund AWAC expansion projects in Brazil and Jamaica. A new bauxite mine is being developed in Brazil at Juruti, a large high-quality bauxite deposit.

•

During the four months to April 2007, Alumina Limited contributed a further A$153.5 million to fund the AWAC expansion projects in Brazil and Jamaica. Further contributions to fund these projects will be made during the course of 2007.

AWAC’s Global Interests as at December 31, 2006

*	All Alumina Chemical assets were sold 27 February 2004, except for chemical grade alumina refining at Kwinana, San Ciprian and Point Comfort.

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

B. Business Overview

Alumina’s sole business is participating in the global aluminium industry, which it conducts primarily through bauxite mining and alumina refining, with some minor alumina based chemicals businesses, aluminium smelting and the marketing of those products. All of those business activities are conducted through its 40 per cent investment in AWAC. Alumina’s primary asset is its 40% interest in AWAC. A discussion of AWAC’s business is set forth below.

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

Alumina is entitled to representation in proportion to its ownership interest on the Board of each entity in the AWAC structure, including Alcoa of Australia. Alumina has proportional representation on the Boards of the following strategic AWAC companies: Alcoa of Australia and Alcoa World Alumina LLC. In addition to the Strategic Council meetings, Alumina’s management and Board visit and review a number of AWAC’s operations each year.

Subject to the provisions of the AWAC agreements, AWAC is the exclusive vehicle for the pursuit of Alumina’s and Alcoa’s (and their related corporations as defined) interests in the bauxite, alumina and inorganic industrial chemicals businesses, and neither party can compete with AWAC so long as they maintain an ownership interest in AWAC. In addition, Alumina Limited may not compete with the businesses of the integrated operations of AWAC (being the primary aluminium smelting and fabricating facilities and certain ancillary facilities that exist at the formation of AWAC).

If either party acquires a new business which has as a secondary component a bauxite, alumina or inorganic industrial chemicals business, that business must be offered to AWAC for purchase at its acquisition cost or, if not separately valued, at a value based on an independent appraisal of the business.

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Smelting is not subject to these exclusivity provisions, although there are certain smelting assets in AWAC, being those in Alcoa of Australia, in which Alumina already had an interest at the time AWAC was formed.

In November 2001, Alcoa announced that it had finalized agreements for a strategic alliance with the Aluminium Company of China Limited (Chalco). Under the strategic alliance, it was proposed that Alcoa and Chalco would form a 50/50 joint venture in respect to Chalco’s operations at Pingguo, which includes bauxite, alumina and aluminium facilities. In April 2004, approval was received from the China National Development and Reform Commission (NDRC) to proceed with formation of their proposed joint venture. The Pingguo joint venture includes an alumina refinery and bauxite mining operations. Following successful completion of negotiations, AWAC would be offered participation in the bauxite mining and alumina refining operations at Pingguo.

AWAC completed two significant refinery growth projects in the last two years. A further three projects are underway, and feasibility studies have commenced for additional projects. AWAC’s Suralco and Pinjarra refineries have increased production capacity at a time of strong global alumina demand and prices. The progress of AWAC’s expansion projects through the approval and development phases will depend upon growth in market demand. The Pinjarra alumina refinery upgrade in Western Australia was completed in the first half of 2006 at a capital cost of US$510 million. The upgrade at Pinjarra added 657,000 tonnes of production capacity per annum, increasing total capacity to 4.2 million metric tonnes per year (“mtpy”).

A 146,000 mtpy capacity expansion of Jamalco alumina refinery in Jamaica was completed in the first quarter of 2007. A second phase expansion of 1.35 million mtpy has been deferred pending the outcome of negotiations of an agreement between the Jamaican and Trinidad Governments to bring natural gas to Jamaica and the Jamalco refinery, and changes to the joint venture agreement.

Construction of a 2.1 million mtpy expansion of the Alumar alumina refinery in Brazil by the consortium partners (AWAC, Alcoa Aluminio S.A., BHP Billiton and Alcan), commenced in 2006. Total refinery capacity will increase to 3.5 million mtpy on completion of the expansion planned for the second half of 2008. AWAC has a 54 per cent interest in the expansion project, (1.1 million mtpy).

A new bauxite mine is being developed in Brazil at Juruti, a high-quality bauxite deposit. A 100 per cent AWAC development, the Juruti mine will initially produce 2.6 million tonnes of bauxite per year to supply AWAC’s share of the expanded Alumar facility. The initial 2.6 million tonne project includes infrastructure that supports further mine expansions. Commissioning is schedule to commence during 2008.

AWAC, Alcan and the Government of Guinea signed a basic agreement that sets the framework to develop a 1.5 mtpy alumina refinery in Guinea. A detailed feasibility study is expected to be completed in early 2008. AWAC has a longstanding involvement in bauxite production in Guinea through its 45 per cent equity interest in Halco (Mining) Inc., which has a 51 per cent interest in Compagnie des Bauxites de Guinee.

AWAC signed a memorandum of understanding with Vietnam National Coal – Minerals Group in March 2006 to explore the feasibility of creating a joint venture to develop a bauxite mine and alumina refinery in the Dak Nong Province in Vietnam.

The alumina production capacity at December 31, 2006 of AWAC is approximately 14.7 million tonnes per annum, comprised of Australian operations – 8.9 million tonnes; Point Comfort – 2.3 million tonnes; San Ciprian – 1.4 million tonnes; Suriname – 1.2 million tonnes; Jamaica – 0.6 million tonnes; and Brazil – 0.3 million tonnes. In the year ended December 31, 2006, AWAC produced approximately 14.3 million tonnes of alumina, compared with approximately 13.7 million tonnes of alumina the previous year, with seven refineries achieving annual production records.

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ALCOA WORLD ALUMINA AND CHEMICALS - SELECTED FINANCIAL DATA

(Total of AWAC Entities - Figures reflect 100% of AWAC) (2)

	Year Ended December 31, 2006(1) (3)	Year Ended December 31, 2005(1) (3)	Year Ended December 31, 2004(1) (3)	Year Ended December 31, 2003	Year Ended December 31, 2002
	(A$ million)
Financial Results
Net Sales Revenue	7,542.3	5,899.8	5,203.0	5,089.8	5,281.3
Depreciation and Amortization	287.1	258.0	252.1	261.6	287.3
Profit before Tax	2,203.1	1,257.0	1,203.3	957.5	1,017.8
Profit after Tax	1,489.2	845.2	799.0	683.3	667.5

	As at December 31, 2006(1) (4)	As at December 31, 2005(1) (4)	As at December 31, 2004(1) (4)	As at December 31, 2003	As at December 31, 2002
	(A$ million)
Balance Sheet Summary
Current Assets	1,993.0	2,012.0	1,499.8	1,142.6	1,441.2
Current Liabilities	1,821.5	1,708.5	1,197.4	1,020.2	1,093.2
Total Assets	7,714.9	6,976.6	5,601.9	5,349.9	5,964.4
Net Assets	5,108.7	4,432.0	3,613.1	3,379.4	3,718.2

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Production
Alumina (thousands of tonnes)	14,257	13,742	13,617	13,074	12,312
Aluminium (thousands of tonnes)	377.4	377.3	385.7	384.4	378.2

(1)	Based upon audited financial statements prepared in accordance with US GAAP which are included as part of the Financial Report.
(2)	Alumina Limited owns 40% of AWAC.
(3)	The AWAC financial results are in US$ and have been translated at an exchange rate of A$1.00=US$0.7535 at December 31, 2006, A$1.00=US$0.7627 at December 31, 2005 and A$1.00=US$0.7365 at December 31, 2004.
(4)	The AWAC balance sheets are in US$ and have been translated at an exchange rate of A$1.00=US$0.7884 at December 31, 2006, A$1.00=US$0.7342 at December 31, 2005 and A$1.00=US$0.7805 at December 31, 2004.

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AWAC	Exploration and Mining Properties

AWAC’s present sources of bauxite are sufficient to meet the forecasted requirements of AWAC’s alumina refining operations for the foreseeable future. The following table provides information on AWAC’s bauxite interests:

AWAC Active Bauxite Interests1

Country	Project	Mining Rights (% entitlement)	Expiration date of mining rights
Australia	Darling Ranges Mines	Alcoa of Australia (AofA)[2] (100%)	2045
Brazil	Trombetas	Mineracao Rio do Norte S.A (MRN)[3] (100%)	2046[4]
Guinea	Boke	Compagnie des Bauxite de Guinee (CBG)[5] (100%)	2038[6]
Jamaica	Clarendon / Manchester plateau	Alcoa Minerals of Jamaica LLC[7](50%) Clarendon Aluminia Production Ltd[8] (50%)	2042
Suriname	Lelydorp / Coermotibo / Kaimangrasi	BHP Billiton (45%) Suriname Aluminum Company, LLC (Suralco) 55%)	2033[9]

[1]

AWAC also has interests at the following locations that do not currently produce bauxite: Cape Bougainville and Mitchell Plateau in Australia, Juruti in Brazil (scheduled for completion in 2008 and expected to initially produce 2.6 million mt per year (mtpy)) and Klaverblad (expected to produce bauxite beginning in 2007), Brownsberg, Coermotibo DS, Lely Mountains and Nassau all in eastern Suriname.

[2]	AofA is part of the AWAC group of companies and is owned 40% by Alumina Limited and 60% by Alcoa Inc
[3]

Abalco SA (Abalco) holds a 4.6% interest and Alcoa World Alumina LLC (AWA LLC) holds a 5% interest in MRN. Abalco and AWA LLC are both part of the AWAC group of companies and are owned 40% by Alumina Limited and 60% by Alcoa Inc. MRN is jointly owned with affiliates of Alcan Inc (Alcan), Companhia Brasileira de Aluminio, Companhia Val do Rio Doce, BHP Billiton plc (BHP Billiton) and Horsk Hydro. Abalco and AWA LLC purchase bauxite from MRN under long term supply contracts.

[4]

Brazilian mineral legislation does not establish the duration of mining concessions. The concession remains in force until the complete exhaustion of the deposit. AWAC estimates that the concession at Trombetas will last until 2046. Depending however on actual and future needs, the rate at which the deposits are explored and government approval, the concessions may be extended to (or expire at) a later (or an earlier) date.

[5]

AWA LLC owns a 45% interest in Halco (mining), Inc. Halco owns 51% and the Gunean government owns 49% of CBG, which has the exclusive right through 2038 to develop and mine in certain areas within a 10,000 square mile perimeter in northwest Guinea.

[6]	AWA LLC has a bauxite purchase contract with CBG that will provide AWAC with bauxite through 2011.
[7]	This entity is part of the AWAC group of companies and is owned 40% by Alumina Limited and 60% by Alcoa Inc.
[8]	Clarendon Alumina Production Ltd is a wholly-owned subsidiary of the Government of Jamaica.
[9]	While mining rights extend until 2033, bauxite deposits may be exhausted before that date. Alternative bauxite resources are being evaluated in the western part of Suriname.

AWAC does not designate bauxite deposits as reserves. AWAC’s bauxite deposits are large resource areas with mining rights that expire in almost all cases more than 30 years from today. Furthermore, bauxite is found close to the earth’s surface and does not require extensive processing to feed alumina refineries. Given the nature of how bauxite exists, the large size of AWAC’s bauxite resources, the abundant supply of bauxite globally and the length of AWAC’s mining rights, it is uneconomic for AWAC to incur significant costs to establish bauxite reserves that reflect the size of the bauxite resources it has, and AWAC has determined that this would be an unnecessary expense.

AWAC mines bauxite in areas as described below. These mining operations extract bauxite which is located at shallow depths. Overburden is removed by heavy earthmoving equipment from small areas at a time, and bauxite is extracted using similar equipment, in most cases with little or no requirement for explosives.

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Bauxite mining is planned on an incremental basis. Detailed assessments are progressively undertaken of bauxite within a proposed mining area, and mine activity is then planned to achieve a uniform quality in the supply of blended feedstock to the relevant refinery.

Bauxite deposits are not evaluated on a basis which could be described as a “cutoff grade”. The suitability of any particular bauxite deposit for refining into alumina depends on a number of characteristics of the deposit. It is also a function of the development and application of technologies appropriate to the specific chemical and physical characteristics of the material.

The most important characteristics in determining commerciality of a deposit are the chemical nature of the bauxite; the proportion of “available alumina” in the bauxite; the depth and nature of the overburden; and the proximity of the deposit to a refinery location. A bauxite deposit close to a refinery (or to a location at which a refinery can be constructed) may be commercial notwithstanding a relatively low percentage of available alumina. Only bauxite with a high percentage of available alumina (typically above 40%) is suitable for shipping long distances. The available alumina in AWAC’s bauxite mines ranges from 35% to 50%.

The primary cash cost in the refining process, after the cost of bauxite itself, is the energy required to generate process steam. Bauxite of gibbsitic chemical composition requires substantially less energy to refine than does diasporic bauxite (which requires higher temperature and pressure in the digestions system, with the resulting energy consumption two to three times greater). Energy for the refining process can be sourced from natural gas, fuel oil or coal, and the local availability and price of such energy supplies influences the relative economic attractiveness of a particular bauxite deposit.

Bauxite also contains various amounts of other minerals including silica and iron, and of organic compounds. The presence of high levels of organics requires additional processing of the caustic liquor but does not prevent the bauxite being used as an alumina feedstock. High levels of silica generally result in greater consumption of caustic soda in the refining process, so the price and availability of caustic soda at a particular location is also taken into account in assessing the attractiveness of any bauxite deposit.

Australia

Cape Bougainville – Mining Leases M80/47 to 60

Cape Bougainville is located in the Kimberley region of Western Australia. Access is via a poor access road from Wyndham, or by small plane. Mining leases were issued to a consortium owned 67.5% by Mitchell Plateau Bauxite Co. (a wholly owned subsidiary of Comalco) with the remaining 32.5% owned by Alcoa of Australia. The mining leases grant rights to explore on the lease area for a period of 21 years, expiring in September 2006. Current renewal applications are in progress. The Cape Bougainville bauxite deposits are lateritic plateau type. The group of deposits is composed of three major plateaus each about 23km square in surface and 16 other plateaus of variable sizes. The geology is similar to that of the Mitchell Plateau (see below), derived from the Carson volcanics, a basic extrusive. These deposits have a medium to high available alumina content. Reactive silica levels are moderate to high. No exploration work has been carried out on the mining leases since the late 1970’s, partially due to ongoing negotiations and regulatory requirements in regard to the Indigenous Traditional Owners. The original owner, AMAX, completed minor drilling from 1966 to 1972. No exploration has been undertaken since then. There are no infrastructure facilities and equipment of note. Costs have been included in Mitchell Plateau costs.

Mitchell Plateau Special Temporary Reserve (TR 5601H)

Mitchell Plateau is located in the Kimberley region of Western Australia. Access is via a poor access road from Wyndham, or by small plane. Mining leases were issued to a consortium owned 65.625% by Mitchell Plateau Bauxite Co. (a wholly owned subsidiary of Comalco) with the remaining 34.375% owned by Alcoa of Australia. The mining leases grant rights to explore for and mine bauxite on the lease area. Granted on original condition that the mine would be developed, the Western Australian Government has granted extensions to the original commencement date and is reviewing the latest extension request. The Mitchell Plateau bauxite deposits conform to the global classification of lateritic plateau type. They are residual near surface in nature, gibbsitic and derived from the Carson volcanics, a basic extrusive. These deposits have a medium to high available alumina content. Reactive silica levels are moderate. No

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

exploration work has been carried out on the temporary reserve since the late 1970’s and latest feasibility study concluded it was uneconomic to develop at present. The original owner, AMAX, completed drilling from 1966 to 1972. Mitchell Plateau Bauxite Co. undertook some further limited drilling from 1973 to 1976. No exploration has been undertaken since then. There are no infrastructure facilities and equipment of note. An airstrip for light planes is kept in a serviceable condition. Tenement rentals, administration and other basic requirements amount to approximately US$50,000 to US$100,000 per annum.

M.L. 1sa Darling Range Western Australia Special Agreement (bauxite only) Mining Lease

M.L. 1sa is approximately 7,000 square kilometres with the Darling scarp being its western margin, extending from the capital city of Perth south to the town of Collie. Alcoa of Australia has exclusive rights to explore for and mine bauxite on the lease. Lease renewal will occur in 2045. State Government approval of annual Five Year Mine Plans and forest clearing boundaries, plus meeting established rehabilitation standards, are conditions for ongoing mining operations. Darling Range bauxite deposits conform to global classification of lateritic pateau type. They are residual near surface in nature, gibbsitic and derived from Archean granites, gneisses and Precambrian dolerite intrusives. By world standards, these deposits have low available alumina content. Reactive silica levels are also low. Currently, Alcoa of Australia has two operating mines (Huntly and Willowdale) on the lease, supplying three refineries (Kwinana, Pinjarra and Wagerup). The annual mining rate is currently 37 mtpy of bauxite. Annual alumina production is 8.8 million tonnes. Approximately 75% of the lease has been explored by drilling. Annually, about 50,000 drill holes are programmed for reserve/resource definition. The infrastructure on the property consist of buildings for administration and services, mobile and fixed plant workshops, power, fuel and water supply amenities. Equipment located on the property consists of mining production fleet of heavy equipment, mobile and fixed plant maintenance equipment, crushers and conveyors. The source of power is electrical from the refinery with diesel trucked in. Water is sourced from an owned dam with back-up from state government water supply dams when required. Operating expenditure amounted to US$162.3 million and capital expenditure of US$10.2 million for 2006. About US$475 million cumulatively has been spent on exploration and development to date.

Brazil

Juruti Regional Exploration Area – Bauxite Exploration

Located in the Para and Amazonas. The nearest town is Juruti in the state of Para and Nhamunda in Amazonas. Access in Para is by rural roads. In Amazonas access is by boat. Total of all exploration properties is 340,000 hectares. The surface is mainly owned by the Government of Brazil. AWAC has been granted exploration rights to 16 areas in the state of Para and 20 areas in the state of Amazonas. As a condition to maintain rights, periodic reporting of exploration results and activities is made to DNPM, the federal mining agency. The bauxite was developed during the Tertiary (Eocene-Oligocene) from intense tropical weathering of Cretaceous fine to medium grain feldspathic sandstones of the Alto do Chao Formation within the Barreiras Series. The weathered profile is from top to bottom: 1. Belterra sandy clay; 2. Nodular Bauxite (not considered ore, even though it may show good grades of A1203 av); 3. High iron laterite; 4. Bauxite, massive to friable to sugary in texture (this is the main ore zone); 5. Variegated clay. The contacts of all horizons are transitional. The current status is exploration drilling activities for the discovery and evaluation of bauxite. Exploration drillings on various grid spacings have been accomplished to allow for the discovery and evaluation of bauxite resources with work currently continuing. No permanent infrastructure or facilities have been established. Temporary exploration camps are in use. Equipment consists of exploration drills when drilling is in progress. No equipment is permanently located on these properties. Source of power is derived from small portable generators used for the exploration camps. Water is available locally from streams. Approximately US$10 million has been spent in this region over the last 3 years (2004-2006) with similar future planned costs.

Juruti – Capiranga, Guarana, Mauari – Open Pit Mine Development

Located in the state of Para, with Juruti as the nearest town. Accesses by boat from the Amazon River through Lago Grande do Juruti. There is also unpaved road access from Juruti Novo. The size is approximately 30,000 hectares covering 3 leases. The surface is mainly owned by the Government of Brazil, with some small private holdings. AWAC also owns a small area for infrastructure near the port. AWAC has been granted the right by the Brazilian Government to develop a mine and auxiliary facilities. This right is conferred in the licenses 370, 371 and 372 granted by DNPM and published in the Brazilian National Government Newspaper in October 18th 2006. A condition of

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

maintaining rights is to continue to develop to an operating mine. The general geology of the area is similar to the Juruti Regional Exploration Area. Current status is mine development work. The mine will be developed in conjunction with a washing beneficiation plant. A new railroad will link the mine to a new port at Juruti. Exploration on these 3 plateaus is completed with sufficient information to define proven ore for the mine. Infrastructure on the property consists of a permanent base camp which is located in the areas just off Capiranga plateaus on the shores of Lago Grande do Juruti. New mine development and constructions are in progress which will include a washing beneficiation plant, railroad to transport washed bauxite from Capiranga plateau to the new port at Juruti. The mine will have a diesel power plant. Water is available from Lago Grande do Juruti. Exploration costs to December 31, 2006 are of the order of US$23 million over a period of 25 years. The new mine and infrastructure will cost approximately US$900 million.

Jamaica

SEPL535 – East Trelawny; Exploration Property

Located in the Parish of Trelawny and St. Ann, with Jackson Town the closest town located in the north central part of the SEPL near the northern border. Road access is available using Routes B5, B10 and B11. The size is approximately 31,400 hectares. Surface rights of individual parcels within SEPL535 are owned by private parties and the Government of Jamaica. SEPL535 was granted by the Jamaica Government to Jamalco to carry out exploration for bauxite throughout the licensed area. The Company has exclusive right to petition for a license to mine the bauxite. Jamalco must submit periodic reports to the JBI. The white limestone formation of Eocene to Miocene age is the major geologic unit within the SEPL. This formation is strongly karstified. The bauxite occurs as earthy red, brown and yellowish-brown residual material within limestone depressions. SEPL535 is currently being explored for bauxite. Scout drilling for bauxite is in progress. Approximately 37% of the SEPL has been explored on scout-reconnaissance basis. Approximately US$3 million has been spent over the last 3 years (2004-2006) in exploration costs along with North Manchester. Jamalco’s SEPL has not been renewed as the area is faced with environmental and cultural (indigenous peoples) issues around the boundaries of the environmentally sensitive “Cockpit Country”. Timing for resolution is not known at this time.

SML130 – South Manchester – Harmons Valley; Open Pit Mine Property

Located in the Parish of Manchester with Porus the closest town to the Harmons Valley Mining facilities, and Pusey Hill as the closest town to the Plateau. Access is by road on a Government public road. The size is approximately 10,761 hectares. Surface rights of individual parcels within SML 130 (Special Mining Lease) are owned by private parties and the Government of Jamaica. The Company has the exclusive right to petition for a SML in order to mine the bauxite. Jamalco must submit periodic reports to the Jamaican Bauxite Institute (JBI). The general geology is more or less the same as SEPL535 (see above). SML 130 Harmons Valley is currently an active mining area. All exploration work is completed for both the Harmons Valley and the Plateau. Mine control drilling for grade control is presently being undertaken in both areas. Infrastructure on the Harmons property consists of offices, train loading station and a workshop. Equipment consists of excavators, dozers, loaders, scrapers and graders. The plateau facilities are presently being constructed and this includes a loading station to transport Bauxite via a Rope conveyor belt to St. Jago loading station. There are plans in place to commence a temporary feed system of 500t/hr by July 2007 with the permanent system operational by December 2007 delivering 1200t/hr. Source of power is from the Jamaica Public Service System, which is the national provider. Source of water is the Mid Clarendon National Irrigation Commission. Total capital expenditure incurred to date (December 2006) for South Manchester mine development is approximately US$800 million.

SEPL530 – North Manchester; Exploration Property and Mine Development

Located in the Parish of Manchester with Christiana the closest town located just east of the eastern border of SEPL530 (Special Exclusive Prospecting Lease). SEPL 530 is accessible by road; Rt. B5 through Caines Shop and Rt. B6 through Mile Gully and Skull Pt. The size is approximately 7,400 hectares. Surface rights of individual parcels within SEPL 530 are owned by private parties and the Government of Jamaica. SEPL 530 was granted by the Jamaica Government to Jamalco and permits exploration for bauxite throughout the licensed area. The company has the exclusive right to petition for a SML in order to mine the bauxite. Jamalco must submit periodic reports to the JBI. The general geology is similar to SEPL535 (see above). SEPL 530 is currently being explored for bauxite. Some mine

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

development activities have been in progress with the aim of commencing mining operations by the second quarter of 2009, supplying 40% of plant’s requirement. Individual potential bauxite ore bodies are being auger drilled on 30m spacing. Approximately 74% of the property has been explored. Development of the mining facility is presently on-hold. The source of power will tie into the regional grid. Source of water is the local lakes and wells. Exploration expenditure of roughly US$3 million has been incurred over the last 3 years (2004-2006) in conjunction with North Manchester. Future capital expenditure costs of approximately US$100 million are planned for the development of North Manchester mines and access infrastructures.

Suriname

Nassau; Mining Property

Located in District of Sipaliwini, Suriname with Langatabiki the nearest town. The size is approximately 8,200 hectares. The surface is owned by the Government of Suriname. Exploration rights are maintained by Suralco. A condition of maintaining rights is for the development of a mine in the short term, included in the so called Eastern Sequence Mine Development. The Nassau area belongs to formations of the “Marowijne Group” which comprises of the Paramacca Formation, the Armina Formation and the Rosebel Formation in this sequence from older to younger. Nassau is a plateaux or table mountain, and is dissected by the major creeks in four separate plateaux. The Nassau Mountains proper consists of rocks of the Paramacca Formation only. The Plateaux A, B and C are primarily low metamorphosed basalt with some intercalations of coarse grained quartz-gabbros, some acid extrusives and very minor intercalations of quartzites. In plateau D more intercallations of acid extrusives and metamorphosed sedimentary rocks such as schists and graywackes occur. This corresponds with the reconstructed (old) paleo Eocene pediplain on which probably all bauxite deposits of east Suriname were developed. The laterite capping protected the Nassau area against rapid erosion; after uplift and subsequent erosion and denudation of the surrounding are the plateaus now rise from 500-570 meters above sea level. In areas around Nassau and especially on the west and south slopes of the plateau, gold occurred and is worked by porknockers. No activities at present. Deposit has been under review for development by the Mining Joint Venture Suralco/BHP Billiton. Exploration work on a grid of 200 ft x 400 ft completed with over 4200 holes drilled. A number of additional exploration holes have also been drilled recently. Infrastructure on the property at present is a reconnaissance laterite capped road over the length of the deposit with a tertiary road connecting the Nassau Hill with existing North-South secondary road. No equipment or power is located on the property. Source of water are the creeks over the plateaus. The Nassau deposit is considered not economically feasible at this time. No further development work is planned.

Bakhuis; Mining Property

Located in District of Sipaliwini, Suriname with Apoera, Washabo the nearest town. Access is by the Nickerie River followed by a laterite capped road of about 70 km, or via a 250 km laterite capped road through Suriname. The Bakhuis horst extends over 125 km in a NNE-SSW direction over a width of 35 km (437,500 ha). The surface is owned by the Government of Suriname. Indigenous communities have asserted traditional ownership rights. Current concession rights for the exploration of the Bakhuis horst. Exploration license has elapsed and currently negotiation is ongoing to obtain an exploitation license. A condition of maintaining rights is for the development of an integrated bauxite industry in west Suriname. The Bakhuis area consists of closely spaced hills up to 480 m in elevation. The geomorphology is characterized by a top plateau at 400 m with two to three lower levels, at altitudes ranging from 360 m down to about 250-220 m, marked with steep escarpments of ferruginous laterite. Bauxite occurrences at Bakhuis are controlled to a large degree by the composition of the bedrock. Hence, bauxite occurs as it follows parent rocks with suitable composition on plateaus or slopes, almost irrespective of geomorphology and elevation. These rocks, which form the Bakhuis horst, extend over 125 km in a NNE-SSW direction over a width of 35 km. Suitable rock types are medium grained leucogabbros, norites and banded granulites of the charnockite suite. Banded granulites have varying compositions, the most common being noritic and enderbitic granulites. The peneplanation surfaces are frequently capped with laterite and bauxite, while slopes display occasional outcrops of parent rock. Most of the bauxite occurs at levels ranging from 250 m to 450 m. High level bauxite, over 300 m elevation, is relatively low grade owing to the presence of hard caps, while bauxite at lower elevation, which is younger and located predominantly in slopes, is richer in alumina and reactive silica. Bauxite in lower levels provides lesser tonnages than that of higher levels and offers less potential for increasing the amounts. The current status is that of a prospective mine, under

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

development managed by the Mining joint venture partner, BHP Billiton. Current infrastructure on the property consist of service roads, yards, shop, stores and office facilities to support ongoing resource characterization and mine engineering work. Equipment consists of light trucks and equipment servicing vehicles. Fixed equipment comprises of shops, store buildings and offices. Diesel generators are the source of power with portable water produced from the nearby creek as the source of water. Estimated cost of development of the mine is still unclear, due to issues related to conditions under which the Government will grant the requested exploitation license, but order of magnitude cost including transport infrastructure will be in excess of US$500 million.

Kaimangrassie; Mining Property

Located in the District of Para, with La Vigilantia the nearest town. Access is by the highway which is asphalt-paved, then by haul road developed by the mine. The size is approximately 360 hectares. The surface is owned by the Government of Suriname. Current concession rights for the exploitation of the bauxite occurrence. A condition of maintaining rights is the mining of the entire bauxite occurrence. The bauxite deposits result from the weathering of basement rocks and alluvium/colluvium derived from the basement. The bauxite is buried under 20 m to 50 m of post-Eocene sediments as a result of the basement downwarp along a line roughly parallel to the present shoreline. The overburden consists of soft clays overlying hard clays with sand intercalations. The bauxite layer averages 5 m in thickness. While the upper part of the ore bed is generally ferruginous, red-brown in color, compact and requires blasting, the lower part is predominantly grey in color, porous and softer. The top of ore is overlain by a thin transition zone, less than 50 cm, of hard clays or sand resting on a ferruginous hardcap, which in general is easily identifiable. The bauxite floor consists of semi-indurated box-work bauxite or banded bauxite resting directly on basal clays. The bauxite contains gibbsite, haematite, goethite, kaolinite and quartz. Minor impurities include anatase, sulphide in the form of marcasite and organics, reported respectively as TiO2, Corg and SO3. Klaverblad and Kaaiman Grassie are somewhat higher in Fe2O3 and lower in RSiO2, 7.3 - 9.8% and 3.2 - 3.8% respectively. Overburden thickness averages 16 m in Klaverbald and 4 m only in Kaaiman Grassie. Current status is that of an active mine since 2006, under management of the joint venture partner, BHP Billiton. Exploration was completed on a grid of 200 feet by 200 feet. Supplemental quality control drilling was also conducted. Current infrastructure on the property consists of mine haul roads, service roads, stockpile areas, shop, stores and office facilities. Most facilities are shared with the Klaverblad mine. Equipment located on the property consists of loading equipment including hydraulic excavators, wheel loaders, track type tractors, light trucks, equipment servicing vehicles, lowboys, equipment maintenance shops, store buildings and offices. Diesel generators are the source of power with portable water in water tanks as the source of water. Total costs incurred on this property to April 2007 combined with Klaverblad are approximately US$190 million.

Klaverblad; Mining Property

Located in the District of Para, with Lelydorp; La Vigilantia the nearest town. Access is by the highway which is asphalt paved. The size is approximately 190 hectares. The surface is owned by the Government of Suriname. Current concession rights for the exploitation of the bauxite occurrence. A condition of maintaining rights is for the mining of the entire bauxite occurrence. The general geology of the area is similar to Kaimangrassie. Current status is that of an active mine as of April 2007 under management by the joint venture partner, BHP Billiton. Exploration was completed on a grid of 200 feet x 200 feet. Supplemental quality control drilling was also conducted. Current infrastructure on the property consists of mine haul roads, service roads, stockpile areas, shop, stores and office facilities. Most facilities are shared with the Kaimangrassie mine. Equipment located on the property consists of loading equipment including hydraulic excavators, wheel loaders, track-type tractors, light trucks, equipment servicing vehicles, lowboys, equipment maintenance shops, store buildings and offices. Diesel generators are the source of power with portable water in water tanks as the source of water. Total costs incurred on this property combined with Kaimangrasi are roughly US$190 million.

Lely Hills, Lely Bauxite Deposit; Exploration/Mining Property

Located in the District of Sipaliwini with the nearest town being Marroon Villages. Access is by boat over the Marowijne/Tapanahony and further on foot. The size is approximately 7,250 hectares. The surface is owned by the Government of Suriname. Current concession rights for the exploration/exploitation of the bauxite occurrence. A condition of maintaining rights is for the development of the bauxite occurrence, included in the Eastern Sequence, in

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

the short term. The general geology of the area is similar to the Nassau Mountains. There are no current activities on the property. Exploration work completed to date has been 663 exploration holes drilled on several plateaus of the Lely Mountains in the early 1970’s. No work has been done since then. There is no infrastructure, equipment or power located on the property. The source of water is from creeks over several plateaus of the Lely Mountains. Follow-up concept level study has concluded in 2006 that the deposits are not economically feasible at this time.

Lelydorp 3; Mining Property

Located in the District of Para, with Lelydorp; La Vigilantia is the nearest town. Access is by the highway, which is asphalt-paved. The size is approximately 1,000 hectares. The surface is owned by the Government of Suriname. Current concession rights are for the exploitation of the bauxite occurrence. A condition of maintaining rights is the mining of the entire bauxite occurrence. The bauxite deposits result from the weathering of basement rocks and alluvium/colluvium derived from the basement. The bauxite is buried under 20 m to 50 m of post-Eocene sediments as a result of the basement downwarp along a line roughly parallel to the present shoreline. The overburden consists of soft clays overlying hard clays with sand intercalations. The bauxite layer averages 5 m in thickness. While the upper part of the ore bed is generally ferruginous, red-brown in color, compact and requires blasting, the lower part is predominantly grey in color, porous and softer. The top of ore is overlain by a thin transition zone, less than 50 cm, of hard clays or sand resting on a ferruginous hardcap, which in general is easily identifiable. In Lelydorp III, however, the top of the ore is more difficult to discern because of a widespread resilication of the upper part of the bauxite profile. The bauxite floor consists of semi-indurated box-work bauxite or banded bauxite resting directly on basal clays. The bauxite contains gibbsite, haematite, goethite, kaolinite and quartz. Minor impurities include anatase, sulphide in the form of marcasite and organics, reported respectively as TiO2, Corg and S O 3. Current status is that of an active mine which is being managed by the joint venture partner, BHP Billiton. Exploration was completed on a grid of 200 feet by 200 feet. Infrastructure on the property consists of mine haul roads, service roads, stockpile areas, shop, stores, and office facilities.

Equipment located on the property consists of a 1350W walking dragline, bucket wheel excavator with conveyors, off road haul trucks, 100 tonners, loading equipment, including hydraulic excavators, wheel loaders, track-type tractors, light trucks, equipment servicing vehicles, lowboys, and equipment maintenance shops. Power is from the electrical network, and water is sourced from a portable distribution network. Mining activities have been stopped in February 2007 due to the depletion of the bauxite reserves. The mine is in closure process.

Moengo Bauxite Deposits, Marowijne Concession Area; Mining Property

Located in the District of Sipaliwini, with Moengo the nearest town. Access is on the major east-west road along the coast. The size is approximately 32,000 hectares. The surface is owned by the Government of Suriname. Current concession rights are for the exploitation of the bauxite occurrence. A condition of maintaining rights is the continuing mining of all deposits up to depletion. The typical profile of the bauxite occurrences in the Marowijne bauxite concession area consists of the following layers: cover layer, duricrust, bauxite, a transition zone and saprolite. The thin cover layer has an upper humic and a lower iron-rich concretionary part. The layer is generally about 0.3 m thick, but in the valleys incising the bauxite deposits it may reach thickness up to 3 m. The duricrust has an average thickness of 0.5 to 2 m, is very hard and massive and has reddish to brownish colour. The bauxite proper occurs underneath this and is up to 14 m thick, averaging about 4 m. It can be divided into upper, massive and compact bauxite with concretionary structure and a lower, more friable and less compact bauxite with layered, cellular and concretionary structures. The transition zone to saprolite is rather irregular and appears to be a lensoid feature with variable thickness, extent and chemical characteristics. In this bauxite area the parent rocks cannot be found as they are completely altered to bauxite.

The bauxite contains gibbsite, hematite, goethite, kaolinite and quartz. Minor impurities include anatase and organics. Current status is that of bauxite mining under management by the joint venture partner, BHP Billiton. All exploration work is completed. Some drilling of the remnant areas is taking place to determine the amount of remnant ore available to be mined. The mine is nearing its end of life. Infrastructure on the property consists of more than 30 km of haul roads, service roads and, stockpile areas; and a crusher plant, including shop and office. Equipment located on the property includes off the road haul trucks, 100-toners, loading equipment, including hydraulic excavators, wheel loaders, track- type tractors, light trucks, equipment servicing vehicles, lowboys, crusher, and a powerhouse. Source of

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

power is via three 200KW diesel generators and water is sourced from a water plant producing portable water from a nearby river. The mine is nearing its end of life and would be depleted by 2010.

Brownsberg: Mining property

Brownsberg is located 100 km South of the Paranam refinery and 25 km West of the Afobaka dam using an unpaved road. The Brownsberg includes two plateaus standing 400 m above sea level. Bauxite occurs in a geological setting similar to that of Nassau and globally presents the same characteristics. The deposits are within a forest reserve, which restrict the use of the resources. Initial reconnaissance took place in 1914, but it is in 1968-69 only that Suralco undertook systematic drilling with 4” Parmanco auger drills. A total of 1408 holes were drilled at 61 x 61 m intervals. Suralco performed check drilling in 2002 and 2003. There is no infrastructure, equipment or power located on the property. No exploration or mining development is currently planned for this property.

Caramacca: Mining property

The Caramacca deposit is located approximately 7 km east from Kaimangrasi and 33 km by road to the refinery. The bauxite deposit is approximately 5m thick and overlain by a 3 to 15m thick with very low to medium strength clays and sands. The Caramacca area has been investigated as far back as 1959 as a potential source of bauxite feed for the Paranam refinery. Several drilling campaigns have been carried and most recently in 2006, infill core drilling lead to the definition to proven resources of about 3 millions tons. Equipments to be used for mining will include four 50 tons haul trucks and 1 excavator. Mine Site Infrastructure facilities will consist of mine offices, a lunchroom and washroom facility at the mine site. The mine development currently underway includes a haul road to link this mine to the Kaimangrasi-Paranam main haul road and a open pit to mine the bauxite. First delivery of bauxite is expected in early 2008 Total amount spent to complete the exploration and feasibility studies in 2004-2006 amounts to $US6.7 million. Expected total capital investment for mine development will be approximately $32 million.

Guinea

Boke; Mining Property

Located 150 km northeast of Guinea capital, Conakry, in Lower Guinea, the Boke mining operations are operated by Compagnie des Bauxites de Guinée (CBG), owned 51% by Halco Mining (AWAC 45%; Alcan 45%; Dadco 10%) and 49% by the Government of Guinea. Boke bauxite is of blanket type, typical of Guinea bauxite deposits. It occurs close to the surface, requiring little overburden removal, at bench heights of up to 8 m. Boke bauxite typically grades at average 51% available alumina. Approximately 85-90% of output is sourced from the Bidi Koum and Silidara deposits. Ore is mined by drilling, blasting and excavation, loaded by hydraulic excavators onto haul trucks and transported to stockpiles. Blended bauxite is transported to the Kamsar port via company-owned railway, and loaded onto ships via a company-owned 1.6km jetty.

AWAC Operations

i) Smelter-Grade Alumina and Primary Aluminium

Australia

In Australia, AWAC partners own 100% of Alcoa of Australia which operates integrated aluminium facilities, including mining, refining and smelting facilities. In calendar year 2006, the Australian operations produced 8.5 million tonnes of alumina (2005: 8.1 million tonnes) and 377,351 tonnes of aluminium (2005: 377,259 tonnes).

Alumina produced in Australia by AWAC is shipped either to its smelters at Point Henry and Portland in Victoria, Australia or to overseas AWAC customers, principally in South Africa, the Middle East, South East Asia, Russia, China, South America and North America. Bauxite is sourced from its 100% owned Huntly and Willowdale

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

bauxite mines, each located in the Darling Ranges south of Perth, which supply AWAC’s three alumina refineries in Western Australia. Bauxite is transported by rail to the refinery at Kwinana, or by overland conveyor to the Pinjarra and Wagerup refineries. The Kwinana, Pinjarra and Wagerup refineries have capacities of 2.1 million tonnes, 4.2 million tonnes and 2.5 million tonnes, respectively. An efficiency upgrade to the Pinjarra Refinery was completed during the second quarter of 2006. This upgrade added 657,000 tonnes per annum of capacity. The planned capacity expansion of the Wagerup alumina refinery in Western Australia, by up to 1.8 million tonnes per year received Western Australian Government approval in September 2006. The expansion involves building a third production unit and upgrading existing plant and would provide additional alumina production at low cash operating costs. Detailed engineering and design work is being undertaken in 2007. A decision on the expansion project is expected to be made in early 2008.

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

The bauxite from the Darling Ranges, while low in alumina grade, is also low in reactive silica. This results in low consumption of caustic soda which in turn contributes to low costs of production.

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

AWAC also produces primary aluminium in Victoria, Australia. The aluminium assets include an aluminium smelter at Point Henry, near Geelong, and a 55% controlling interest in an aluminium smelter at Portland. AWAC’s interest in the Portland smelter increased from 45% to 55% in 2000 following the acquisition of Eastern Aluminium’s 10% interest in the smelter. The Portland smelter has an annual production capacity of 352,000 tonnes of aluminium and is approximately 240 kilometres west of Geelong. Point Henry has an annual capacity of 185,000 tonnes.

Electricity for the Portland smelter is purchased under a 30 year electricity supply agreement that expires in 2016. Electricity supplied under that agreement is generated from extensive brown coal deposits. The tariff applicable under the agreement has both a base component, which reflects the cost of power generation and transmission, and a flexible or adjustable component, which provides for adjustments to the base tariff rate based on the LME price for aluminium. The agreement provides a discount for interruption and a demand charge equal to about two thirds of the total tariff which may be payable whether or not energy is taken.

Most electricity for the Point Henry smelter is supplied by Alcoa of Australia’s generating station at Anglesea, with the balance purchased under a 30 year electricity supply agreement that expires in 2014. The rates under that agreement change with the LME price of aluminium (similar to the Portland power arrangement described above). The contract includes a standby demand charge for the purchase of electricity for periods when the Anglesea generating station is not operating. An additional energy charge is payable when this standby power is actually used.

2006 FORM 20-F

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

In November 2006 AWAC announced that production at Point Comfort would be reduced by approximately 17% as part of optimising AWAC’s global alumina production system.

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

Other Guinea Interests

AWAC, Alcan and the Government of Guinea have signed a Basic Agreement that sets the framework to develop a 1.5 mtpy alumina refinery in Guinea. A detailed feasibility study is now expected to be completed in early 2008. AWAC has a longstanding involvement in bauxite production in Guinea through its 45 per cent equity interest in Halco (Mining) Inc., which has a 51 per cent interest in Compagnie des Bauxites de Guinee.

2006 FORM 20-F

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

The Suralco refinery’s current sources of bauxite, and additional bauxite supply from two successor mines, Kaimangrasie and Klaverblad in Eastern Suriname, will provide the refinery with domestic bauxite until approximately 2010. AWAC and joint venture partner BHP Billiton are evaluating alternatives in Suriname for further long term bauxite supply from 2010, including from the Bakhuis region in Western Suriname.

In January 2003, AWAC and BHP Billiton signed a Memorandum of Understanding (MOU) with the government of Suriname providing for (i) continuation and expansion of mining and refining activities in eastern Suriname and (ii) various exploration and other activities over the following two years relating to the feasibility of bauxite and alumina investments in western Suriname. Exploration activities of the Bakhuis area in Western Suriname were completed in December 2005. The anticipated tonnages and qualities were confirmed. AWAC and BHP Billiton expect to begin negotiations for the bauxite resources with the government of Suriname by the end of July 2007.

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

Jamaica

Jamalco Refinery

AWAC owns Alcoa Minerals of Jamaica LLC, a US based company which holds a joint venture interest in Jamaica. The joint venture, called Jamalco, is owned 50% by AWAC and 50% by Clarendon Alumina Production Limited (Clarendon), which is a Jamaican Government company. The joint venture is governed by agreements with the Jamaican Government which were finalized in 1988. Jamalco owns and manages bauxite mines, an alumina refinery and port facilities. Each joint venturer is responsible for marketing its share of production.

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

Jamalco’s alumina refinery, completed in 1972, is located 72 kilometers west of Kingston. The refinery’s nominal capacity was 1.25 million tonnes per annum after completion of the 250,000 tonne expansion in November

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2003. The completion of the expansion was part of an agreement to invest US$115 million to expand the refinery and remove from Jamalco the nearly 30-year-old levy on bauxite. The removal of the levy, along with the expansion, reduced operating costs by 30%.

The refinery produces smelter grade alumina, and production was higher in 2006 compared with production for 2005. Energy for the refinery is provided by oil powered turbines. Any surplus power produced is sold into the Jamaican public electricity grid and the refinery can draw power from the grid if necessary.

A 146,000 mtpy capacity expansion of the Jamalco alumina refinery in Clarendon, Jamaica reached mechanical completion in the first quarter of 2007. As a result of 100% funding of the expansion, AWAC’s ownership of Jamalco has increased to 55%.

A planned second phase expansion of 1.35 million mtpy has been deferred pending the outcome of negotiations of an agreement between the Jamaican and Trinidadian governments to bring natural gas to Jamaica and the Jamalco refinery, and changes to the joint venture agreement. On completion of the total project, AWAC’s ownership of Jamalco would further increase to approximately 77 per cent. The Government of Jamaica would retain ownership of the remaining 23 per cent.

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

The refinery has a nominal production capacity of 1.4 million tonnes of smelter grade alumina per annum. Approximately half of the output is consumed at an adjacent smelter, with the remainder exported to third party customers. The major source of energy for the refinery is low sulphur steaming coal purchased from Colombia and Venezuela.

The consortium has long term bauxite purchase contracts with Mineracao Rio Do Norte S.A. (MRN) which has mines located at Trombetas within the State of Para in northern Brazil. Abalco holds a 9.6% interest in MRN after incorporating Reynolds Metals Company’s 5% interest in MRN into AWAC in December 2002. The remaining interest in MRN is jointly owned by affiliates of Alcan, Companhia Brasileira de Aluminio, Companhia Vale do Rio Doce, BHP Billiton Metais S.A., Alcoa Aluminio S.A., and Norsk Hydro Brasil Ltda. MRN’s mines produce approximately 17.4 million tonnes of bauxite each year. Bauxite is transported approximately 1,400 kilometers by ship to the refinery.

A maritime terminal owned by the consortium and equipped with an alumina ship loader and bulk materials ship unloader is situated adjacent to the refinery. These facilities are used to ship both bauxite and steaming coal into the refinery and alumina out.

Construction of a 2.1 million mtpy expansion of the Alumar alumina refinery in Brazil by the consortium partners (AWAC, Alcoa Aluminio S.A., BHP Billiton and Alcan) commenced in 2006. Total refinery capacity will increase to 3.5 million mtpy on completion of the expansion planned for the second half of 2008. AWAC has a 54 per cent interest in the expansion, (1.08 million mtpy of additional capacity).

Juruti

A new bauxite mine is being developed in Brazil at Juruti, a high-quality bauxite deposit. A 100 per cent AWAC development, the Juruti mine will initially produce 2.6 million tonnes of bauxite per year to supply AWAC’s share of the expanded Alumar facility. The initial 2.6 million mtpy project includes infrastructure that supports further mine expansions.

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The estimated capital costs of AWAC’s current investments in Brazil have increased, principally due to the appreciation of the Brazilian currency and increased construction costs. The contracting market for major projects in Brazil is seeing substantial increases for project engineering fees, construction equipment and labour costs. AWAC’s share of the Alumar refinery expansion and the Juruti bauxite mine was estimated in February 2007 to be approximately US$1.7 billion. The Brazilian currency has appreciated further since February 2007 which increases the capital costs in US$.

Spain

San Ciprian Refinery

AWAC owns and operates the San Ciprian alumina refinery, which is located on the north-west coast of Spain. AWAC acquired the refinery in February 1998 from Alcoa for US$113 million following Alcoa’s acquisition of the principal alumina and aluminium assets of Spain’s state owned aluminium producer, Industria Espanola del Aluminio (“Inespal”).

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

Approximately 70% of alumina produced at the San Ciprian refinery is metallurgical grade, which is sold primarily to Alcoa’s smelters in Spain. The balance of production is non-metallurgical grade alumina that is largely sold as commodity hydrate alumina to chemical manufacturers. A small portion of the non-metallurgical grade alumina is also sold as calcined aluminas. The location of San Ciprian within the European Union allows commodity grade alumina to be sold within Europe without attracting the relatively high tariffs imposed on non-European suppliers.

Vietnam

AWAC signed a memorandum of understanding (MOU) with Vietnam National Coal—Minerals Group (Vinacomin) in March 2006 to explore the feasibility of creating a joint venture to develop a bauxite mine and alumina refinery in the Dak Nong Province of Vietnam.

The MOU calls for creation of a joint venture to explore the feasibility of construction and operation of an alumina refinery located in the Gia Nghia bauxite deposit area in Dak Nong Province, with first stage capacity between 1.0 and 1.5 mpty, and with expansion opportunities thereafter for later expansion.

ii) Shipping

Alcoa Steamship Inc.

AWAC owns and operates a shipping operation that provides transportation services to AWAC’s alumina business and to other parties, including Alcoa. Operating both owned and chartered vessels, the shipping business transports dry and liquid bulk cargoes, including bauxite, alumina, caustic soda, fuel oil, petroleum coke and limestone.

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

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Alcoa) between its various global operations. AWAC also operates two 30,000 tonne vessels which transport alumina from the West Australian refineries to the Victorian smelters.

iii) Markets and Competition

The alumina market is competitive, with many active suppliers and commodity traders, although in recent times there has been significant industry rationalisation through the mergers of Alcoa/Inespal, Alcoa/Reynolds Metal Company, Alcan/Algroup, Alcan/Pechiney, and RUSAL/SUAL/Glencore merging their respective aluminium and alumina assets. The majority of products are sold in the form of smelter grade alumina with about 10% of total alumina production being used to make alumina based chemicals.

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

Markets

AWAC’s largest customer for its alumina production is Alcoa’s primary smelting group which in 2006 accounted for approximately 41% of AWAC alumina production. Remaining sales are usually under long term contracts which are referenced to the LME aluminium price. A small percentage of production has occasionally been sold into the spot alumina market. No spot sales were made during 2006.

A majority of world production of alumina is sold under long-term contracts which typically have alumina prices based on a percentage of the aluminium metal price as quoted on the LME. The spot market for alumina is limited, with prices tending to be volatile.

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

Alcoa, AWAC’s largest customer, entered into a new five-year alumina supply contract in 2006. Sales of alumina from AWAC to Alcoa (other than certain contracts for supply of product to entities which have, during the term of those contracts, been acquired by Alcoa), are priced at the average sales prices under third party (non-Alcoa) contracts.

Alumina produced in Australia by AWAC is shipped to its primary aluminium smelters at Point Henry and Portland in Victoria, or to overseas customers, principally in South Africa, the Middle East, South East Asia, Russia, China, South America and North America.

Employees

At the end of 2006, AWAC had approximately 7,057 employees in its locations compared with approximately 7,219 in 2005 and 7,019 in 2004. The number of employees was:

	2006	2005	2004
Alumina	5,986	6,148	5,751
Aluminium	1,064	1,060	980
Chemicals & Other	7	11	288

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

In December 2006, the Prime Minister of Australia announced the establishment of a joint government-business Prime Ministerial Task Group on emissions trading to advise on the nature and design of a workable global emissions trading system in which Australia could participate. The Task Force has reported on additional steps that may be taken, in Australia, consistent with the goal of establishing such a system. Various Australian state governments have separately stated intentions to introduce emissions trading systems.

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

The study is designed to assess whether there are any relationships between certain health outcomes and working at Alcoa in Australia. It consists of three separate studies:

•	A cross-sectional respiratory health study of existing employees in 1995/1996, with results reported in 1996,

•	A long-term cancer incidence and mortality study among current and former employees, and

•	A respiratory health study of new employees since 1995.

The Cancer and Mortality Study compares cancer rates and causes of death among current and former Alcoa employees against the general population by matching employee information with national cancer and death registries. As well as cancer incidence, it examines the four major causes of death: circulatory disease, respiratory disease, cancer and injury/trauma.

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

For some types of cancer, there were slightly more cases than would have been expected. Further analyses found that for these types of cancer the risks did not increase with duration of employment. As the study is still at a relatively early stage and exposure data have not yet been examined, it is neither appropriate nor possible to link any cancer type with a specific work area or exposure.

The next steps in the study are to examine workplace exposures and also the role of smoking. A third round of national cancer and death registry matching is scheduled to take place in 2008, by which time enough data should have been accumulated to enable further analyses.

In 2005 analysis of the cancer incidence data was conducted for Kwinana refinery, including analysis for specific work locations. This found Kwinana employees had no more cancers than would be expected in the general population. This was true across the total refinery and in three work locations alleged by a small group of community activists to be areas of concern.

Recruitment of new employees into the new starters respiratory health study, which began in 1995, was completed in 2004. Analysis began in 2005 on the respiratory test data collected annually on these employees since 1995. This includes quantitative exposure data analyses to see if there are associations between any respiratory function changes and exposures to specific substances. Analysis of the data for the Victorian Operations was completed and reported in 2006. The results showed associations between smelter exposures and a range of respiratory health measures (symptoms, lung function and bronchial hyper-responsiveness) consistent with occupational asthma, occurring in some smelter employees. To provide context for the issue, there was an average of three new cases of occupational asthma diagnosed each year from 1995 – 2003 (the study period) by Alcoa’s own medical centres within Victorian Operations 1,800 employees. A range of control measures have been implemented in recent years to further reduce the risk of occupational asthma. The latest initiative is a reduction in the Alcoa Occupational Exposure Limit for fluoride to 0.5mg/m3, well below the current Australian Workplace Exposure Standard of 2.5mg/m3.

Analysis of the new starters study data for the Western Australian Operations is nearing completion with reporting of the results expected in 2007.

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

•

Alumina International Holdings Pty Ltd – Incorporated in Australia this company holds all entities in the Alumina Group’s AWAC joint venture (except for Alcoa of Australia Ltd, see below) through its direct and indirect interests, totalling 40% in each of Alcoa World Alumina LLC, Alcoa Caribbean Holdings LLC, Alumina Espanola SA and Abalco SA. It is wholly owned by Alumina.

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

•

Alcoa of Australia Ltd – Incorporated in Australia, and 40% owned by Alumina, this company is a significant entity in the Alumina Group’s AWAC joint venture, with integrated bauxite mining, alumina refining and aluminium smelting facilities in Australia.

The AWAC entities’ assets include the following interests:

•	100% of the bauxite mining, alumina refining, and aluminium smelting operations of Alcoa of Australia;

•	100% of the refinery assets at Point Comfort, Texas, United States (“Point Comfort”);

•	various interests in mining and refining assets in Suriname ;

•	a 55% interest in mining and refining assets in Jamaica;

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

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 4A. UNRESOLVED STAFF COMMENTS

We are currently in discussions with the SEC staff with respect to several comments we received regarding our annual report on Form 20-F for the year ended December 31, 2005.

Our financial statements are prepared in accordance with the Australian Equivalents to International Financial Reporting Standards (A-IFRS), which differ in certain respects from generally accepted accounting principles adopted within the United States of America (“US GAAP”). These differences are described in Note 32 “Reconciliation to US GAAP”. The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying Alumina’s accounting policies. These estimates and judgements may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

As a result of differences between US GAAP and A-IFRS, AWAC has recorded certain constructive asset retirement obligations in its financial statements under A-IFRS but not under US GAAP. The staff has inquired as to whether those constructive obligations should be recognized under FAS 5, “Accounting for Contingencies”. AWAC believes that such non-legal constructive obligations recorded under AASB 137, “Provisions, Contingent Liabilities and Contingent Assets” do not give rise to an obligation under FAS 5 as the obligation is not considered probable under FAS 5. “Probable” under FAS 5 has a higher threshold than “probable” under AASB 137.

On a related matter, the staff has also inquired as to AWAC’s method of estimating the settlement dates which are used to determine asset retirement obligations related to the dismantlement, removal and restoration of AWAC’s smelters and refineries. We believe that AWAC’s estimates regarding the likely remaining life of those assets are in accordance with AASB 137, which requires the use of the “best estimate of the expenditure required to settle the present obligation at the reporting date”. The settlement date of 40 years used as this date coincides with the expiration of the current bauxite mining licenses in Australia. However, such licenses could be renewed for an additional period of time; alternatively, other sources of bauxite could be used to supply the refineries and smelters. Accordingly, while 40 years represented the earliest possible settlement date, the ultimate settlement date may in fact be many years later. AWAC management currently has no information that would permit it to reasonably estimate a possible settlement date later than 40 years for purposes of determining a range as described in paragraph 39 of AASB 137.

The staff also made several comments regarding AWAC’s practice of not designating bauxite resources as reserves. The staff’s questions focus on how AWAC calculates the expense for depletion of mine development costs as bauxite is extracted and how the lack of ore reserve designation affects the analysis for impairment of mining assets. The carrying values of AWAC’s mining assets are assessed against their remaining useful life, and where the carrying values are not expected to be recovered from future cash flows from the use of the assets, an impairment is recognized.

We received staff comments seeking disclosure of certain technical information, including bauxite specifications, AWAC’s methods of determining economic or commercial mineralization, studies with respect to the Juruti mine, and detailed descriptions of certain properties including maps in accordance with the SEC’s Industry Guide 7(b). The staff also requested disclosure of longer-term aluminum and/or alumina price assumptions used to assess project economics for bauxite and/or alumina projects. AWAC considers its long term aluminium and alumina price assumptions to be highly commercially sensitive and therefore has not made this information available due to confidentiality.

Discussions regarding the 2005 Form 20-F are ongoing and may result in modifications to that document or to this Form 20-F. We will continue to work with the SEC to reach resolution of any outstanding issues.

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, which are included in this annual report. Those Consolidated Financial Statements have been prepared in accordance with the A-IFRS, which differs in certain respects from US GAAP. A discussion of the principal differences between A-IFRS and USGAAP as they relate to Alumina and a reconciliation of net income, comprehensive income, certain balance sheet items, shareholders’ equity and cash flows to US GAAP is provided in Note 32 to the Consolidated Financial Statements. Unless noted otherwise, amounts and disclosures of accounting matters made in this section are determined in accordance with A-IFRS. The critical accounting policies adopted by Alumina are described below.

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

AWAC

AWAC’s significant accounting policies are summarized on pages 6 to 11 in the AWAC Combined Financial Statements. Some of AWAC’s accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on AWAC’s historical experience, terms of existing contracts, management’s view on trends in the alumina/aluminium industry and information from outside sources.

Management believes the following critical accounting policies, among others, affect AWAC’s more significant judgments and estimates used in the preparation of AWAC’s consolidated financial statements and could potentially impact AWAC’s financial results and future financial performance.

AWAC’s critical accounting policies include those discussed below.

Derivatives and hedging – The fair values of all outstanding derivative instruments are recorded in other current and non-current assets and liabilities in the combined balance sheet. The ineffective portions are recorded in revenues or other income or expense in the current period. Under A-IFRS, realized or unrealized gains and losses on the hedging contracts are deferred in other assets or other liabilities until the underlying transaction takes place. When the underlying transaction takes place gains, losses, premiums and discounts are taken to the profit and loss as part of sales revenue or costs. If a contract ceases to qualify as an effective hedge then all premiums, discounts, gains and losses are recognized in the profit and loss.

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Inventory valuation – Inventories are carried at the lower of cost or market, with cost for a substantial portion of U.S. inventories determined under the last-in, first-out (“LIFO”) method. The cost of other inventories is principally determined under the average-cost method. This method is not allowed under A-IFRS. Alumina adopts the first in, first out (FIFO) valuation methodology in the A-IFRS and USGAAP financial statements.

Foreign currency – The local currency is the functional currency for AWAC’s significant operations outside the U.S., except in Brazil, Jamaica and Suriname, which use the U.S. dollar. The determination of the functional currency in these countries is based on the appropriate economic and management indicators.

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

Goodwill and other intangibles – Goodwill and intangibles with indefinite useful lives are not amortized. Intangible assets with finite useful lives are amortized generally on a straight-line basis over the periods benefited. Goodwill and indefinite-lived intangibles are tested annually for impairment and whenever events or circumstances arise, such as a significant adverse change in business climate or the decision to sell a business, that would make it more likely than not that an impairment may have occurred. If the carrying value of an indefinite-lived intangible assets exceeds its fair values, an impairment loss is recognized. The evaluation of goodwill impairment involves comparing the current fair value of the reporting unit to the recorded value, including goodwill. AWAC uses a discounted cash flow model (“DCF model”) to determine the current fair value of the reporting unit. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volume and prices, costs to produce, and working capital changes. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. However, actual fair values that could be realized in an actual transaction may differ from those used to evaluate impairment of goodwill. If the DCF model produces a fair value less than the carrying amount of the reporting unit, an impairment loss is measured by comparing the implied fair value of goodwill to the carrying amount of the goodwill.

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

Mine Development Costs – Costs incurred during the exploration/evaluation phases are expensed. This phase ends when it has been determined that the mineral deposit can be mined and processed economically. Development phase costs are capitalized and include costs to construct the mine, including overburden removal, roads, and land improvements. Costs incurred during the production phase are recognized in cost of products sold and include all costs to extract the minerals, including post-production overburden removal and amortization of any capitalized development costs.

Mine development costs, classified on the combined balance sheet as other non-current assets and deferred charges, are generally deferred and amortized over the period during which the resources are extracted on a units of production basis. Applicable mine development costs are charged to expense in the year any program is abandoned.

Stock-Based Compensation- Certain employees of AWAC receive stock options under Alcoa’s Long Term Incentive Stock Plan and AWAC receives charges for stock option exercises under this plan. Effective January 1, 2006, AWAC accounts for stock-based compensation in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment.

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General Factors

Alumina’s financial and operational performance and prospects are influenced by a number of factors which predominantly result from its 40% interest in AWAC and the level of debt carried by Alumina Limited.

Alumina Limited’s debt is incurred through a US$700 million multi-currency one, three and five year debt facility entered into on July 19, 2006. The amount of interest charged will impact the profitability of Alumina. The interest amount incurred will depend on the amount of debt carried, interest rates and the impact of A$/US$ exchange rate movements.

Alumina Limited’s 40% share of AWAC’s continuing operations during the three year period to December 31, 2006 was characterized by a focus upon:

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

Commodity prices

AWAC sells products which are commodities and its financial performance is significantly influenced by the prices it obtains for these products and, in particular, the LME price of primary aluminium. The price of a commodity is generally determined by, or linked to, the price for the product in question in the world markets. World commodity prices are subject to changes in supply and demand, and characterized by significant fluctuations. The volatility of commodity prices means that the sales revenues (and in the absence of mitigating factors, profit) generated by sales of AWAC products, can vary considerably from period to period, even where production levels and costs remain constant.

Fluctuations in the A$/US$ Exchange Rate

The world commodity prices for the products AWAC sells are denominated in, or linked to, US$. By contrast, a significant portion of AWAC’s costs are denominated in A$ and Alumina’s accounts are prepared in A$. As a consequence, fluctuations in the rate of exchange between the US$ and A$ may have an effect on the financial results of Alumina. Appreciation of the US$ relative to the A$ increases the value of unhedged sales revenues in A$ as compared to costs and has a positive impact on profit. A depreciation in the US$ as compared to the A$ decreases the value of unhedged sales revenue in A$ as compared to A$ costs and exerts negative pressure on profit. Alcoa of Australia contributes the majority of AWAC’s earnings. However, for those refineries outside Australia, a portion of their costs are denominated in the local currency and movements in those currencies relative to the US$ will have an effect on the financial results of Alumina.

Production Costs

Changes in AWAC’s costs have a major impact on its profitability. AWAC’s mining, refining and smelting operations are subject to conditions beyond its or Alumina Limited’s control that can delay deliveries or increase costs for varying lengths of time.

The cost of AWAC’s alumina production has increased substantially in recent years, as world demand for commodities has increased prices of raw materials, freight, energy and labour.

AWAC was protected, to some degree, from higher energy prices in 2006 through energy price hedge contracts entered into during 2005 over a portion of 2006 consumption. Certain costs are also affected by government imposts and regulations in countries in which AWAC operates. AWAC’s costs depend upon efficient design and construction of mining, refining and smelting facilities and competent operation of those facilities.

2006 FORM 20-F

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

The electricity supply to AWAC’s smelters is primarily under 30-year contracts expiring in 2014 and 2016. The cost of electricity is the largest individual cost in the production of aluminium. The level of electricity tariffs available after the expiry of these contracts is material to the level of smelter production costs and profitability.

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

Alumina Limited’s Cash Flows

Alumina Limited’s cash flows are generated primarily from distributions made by AWAC, by way of dividend or capital return. The Strategic Council, which is 60% controlled by Alcoa’s nominees, determines the timing and magnitude of AWAC dividends and capital returns, subject to the relevant provisions of the AWAC Agreements. Alumina Limited cannot unilaterally determine AWAC’s dividend policy or the quantum or timing of dividends to be paid by AWAC. AWAC must distribute by way of dividends, in each financial year, at least 30% of the net income of the prior year of each of the entities comprising AWAC, unless the Strategic Council agrees by a super majority vote to pay a smaller dividend.

During 2006 the AWAC partners entered a new funding agreement under which future capital expenditures are to be funded by the partners contributing directly to cash calls issued by the relevant AWAC entity. When such cash calls are issued, additional dividends equal to the amount of the cash call will, subject only to availability of cash and earnings, be paid by AWAC entities to the partners. The funding agreement is expected to largely eliminate the risk identified above, during the five-year term of the funding agreement, of Alumina Limited being constrained in its ability to pay franked dividends to its shareholders.

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2006 Performance Compared to 2005

Overview – Alumina Limited

Alumina’s consolidated net profit after tax from continuing operations was A$511.1 million for the year ended December 31, 2006 compared with A$315.6 million for the year ended December 31, 2005. This increase in 2006 compared to 2005 was due to the following:

Share of net profits of associates using the equity method

Share of net profit of associates increased by A$209.5 million to A$546.6 million. Higher US$ sales revenue driven by higher realized prices and alumina sales was partially offset by higher maintenance costs, increased prices for energy and raw materials including bauxite, and additional caustic soda usage.

General and administrative expenses

General and administrative expenses increased by A$0.5 million to A$10.7 million. The key items were additional costs incurred during 2006 relating to compliance with the Sarbanes-Oxley Act and legal and tax services associated with the new AWAC funding agreement.

Borrowing Costs

Borrowing costs increased by A$9.8 million to A$25.1 million due to higher average debt levels and higher average interest rates in 2006.

Income tax expense

In 2006 Alumina disclosed an income tax expense of A$1.1 million compared to A$nil in the prior year. The key points to note are:

•	Taxable income from foreign subsidiary of A$4.0 million;

•	A$34.4 million of expenses which were either non-deductible or against which no income was earned to claim a deduction in 2006 compared to A$21.5 million in 2005.

Alumina’s net cash inflow from operating activities from continuing operations for 2006 was A$496.9 million, compared to A$72 million in 2005. Higher dividends from associates offset by lower interest revenue from third parties and higher borrowing costs were the main factors driving higher cash from operating activities.

During 2005 Alcoa of Australia declared a special fully franked dividend of A$800 million (Alumina’s share A$320 million) all of which was immediately subscribed to Alcoa of Australia for the purchase of new shares.

Alumina’s cash outflow relating to investing activities from continuing operations was A$259.2 million, compared to A$8.2 million in 2005. This increase in cash outflows from investing activities in 2006 was due to the equity contributions made by Alumina to fund AWAC expansion projects in Brazil and Jamaica.

Alumina’s net cash outflow from financing activities for continuing operations decreased to A$84.2 million, compared to A$168.4 million in 2005. Key changes were:

•	drawdowns of US$293 million during the year, offset by debt repayments of US$180 million, compared to drawdowns of US$40 million in 2005.

•	proceeds from the issue of shares decreasing to A$10.1 million from A$11.6 million in 2005. The shares were issued in connection with the WMC employee option plan discussed below in Section 6.E.

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Alumina’s net assets increased in 2006 by A$224.4 million to A$1,754.6 million. The key points to note are:

•

Investment in associates increased by A$191.3 million to A$2,186.2 million. The increase was attributable to additional funding capitalization in AWAC entities amounting to A$259.2 million, a shortfall of dividends received over equity share in profits of A$25.5 million, an offset by the impact of the higher Australian dollar amounting to A$40.6 million and a decrease in AWAC’s cash flow hedge reserve of A$52.8 million.

•	Cash increased by A$153.8 million to A$169.0 million, for the reasons noted above in the discussion on Alumina’s cashflow from operating, investing and financing activities.

•

Interest-bearing liabilities increased by A$109.4 million to A$588.1 million. During 2006 Alumina borrowed an additional US$293 million and repaid debt of US$180 million and the stronger Australian dollar at December 31, 2006 decreased the Company’s debt by $A29 million.

•	Payables increased by A$9.6 million to A$12.7 million. The increase was a result of additional interest payable accruals.

Alumina’s equity increased by A$224.4 million to A$1,754.6 million. The key items include:

•	A$511.1 million of net profits for 2006;

•	former employees of WMC Resources exercised 1,971,100 options (increase in equity by A$10.1 million);

•	reduction to equity from a A$52.8 million change in the fair value of cash flow hedges of associates taken to equity;

•	reduction to equity from payment of 20.0 cents per share of dividends (A$233.2 million); and

•	A$11.3 million net exchange loss recognized in equity.

Overview - AWAC

2006 Performance Compared to 2005 Performance

US GAAP (US$ million)

	2005 Full Year	2006 Full Year
Total Sales
Third-party sales	2,829.6	3,604.0
Related party sales	1,670.2	2,079.1

Total Sales	4,499.8	5,683.1

Net Income (after tax)	644.6	1,122.1

AWAC’s 2006 sales revenue of US$5,683.1 million (including sales to parties related to AWAC of US$2,079.1 million) was 26.3% higher than 2005 sales revenue of US$4,499.8 million (including sales to related parties of US$1,670.2 million). The increase in sales revenue in 2006 was principally due to a stronger aluminium market (with an average LME aluminium price in 2006 of US117 cents per pound versus 2005 average of US86 cents per pound) and increased alumina sales. Increased global demand for alumina and aluminium was largely attributable to growth in consumption in China, which rose more than 19% year-on-year. Alumina production was a new record at 14.3 million tonnes (2005: 13.7 million tonnes). Most of the production increase came from the Pinjarra refinery following commissioning of the 657,000 mtpy capacity upgrade in the second quarter of 2006. Increased production

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

levels at the Wagerup, Kwinana and Suralco refineries, and capacity creep at other AWAC refineries, accounted for the remainder of the production increase. The annualized production level at the Point Comfort refinery was reduced in November 2006 from 2.3 million mtpy to 1.9 million mtpy by taking down one of six digesters as part of the optimization of AWAC refinery production.

Aluminium margins increased and 2006 production was 377,351 tonnes compared to 377,259 tonnes in 2005 with seven of AWAC’s refineries achieving record annual production. This production increase was achieved notwithstanding a power outage at the Portland smelter in November 2005 which affected potline capacity until the third quarter of 2006. The Point Henry smelter achieved record annual production. The following table shows AWAC’s production information for 2005 and 2006.

AWAC Historical Production and LME Aluminium Price

AWAC Production Performance	2005	2006
Alumina Production (million tonnes)	13.7	14.3
Aluminium Production (‘000 tonnes)	377	377
LME Aluminium Price (US$/lb)	0.86	1.17

AWAC’s net income of US$1,122.1 million in 2006 represented an increase of 74% compared to 2005. The improvement in 2006 was due largely to the price factors discussed above and increased production of alumina. The total costs of sales for 2006 was 13% higher than 2005. AWAC’s average cost of alumina production rose by US$18 per tonne due to price increases in energy and raw materials including bauxite, and additional caustic soda usage. Costs were also impacted by maintenance and contractor cost increases.

The average aluminium price as quoted on the London Metals Exchange (LME) increased 36 per cent during 2006. Higher LME aluminium prices reflect strong world-wide demand and low stock levels, with Chinese aluminium consumption continuing to be a driver.

Aluminium consumption in China rose by more than 19 per cent year-on-year, with strong demand from construction, transport infrastructure and industrial production. The 7 per cent growth in 2006 in worldwide demand for aluminium continued the trend of strong demand since 2003.

Global demand for aluminium and alumina is forecast to continue to grow strongly through 2007, with Chinese domestic demand for aluminium projected to grow by at least 14 per cent, and Western growth at approximately 3 per cent.

Alumina markets moved from being in deficit in 2005 and through the first half of 2006 to finish the year with surplus production capacity. China reduced its dependence on imports by adding approximately 5 million tonnes of alumina production capacity in 2006; this was faster capacity growth than expected.

Long-term alumina contract prices increased in 2006, driven by their links to the aluminium price which rose significantly for the year. The majority of AWAC customer sales are long-term, with only a small percentage sold in the spot market. AWAC’s strategy is to continue to negotiate such long-term contracts to support its investment in future capacity expansion.

Alcoa, AWAC’s largest customer, entered into a new five-year alumina supply contract in 2006. Sales of alumina from AWAC to Alcoa (other than certain contracts for supply of product to entities which have, during the term of those contracts, been acquired by Alcoa), are priced at the average of sales prices under third party (non-Alcoa) contracts.

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AWAC’s profit will continue to be most sensitive to changes in the aluminium price and the A$/US$ exchange rate.

AWAC’s net cash inflow from operating activities increased to US$1,280.9 million, compared to US$802.4 million in 2005. The 59.6% increase in 2006 was primarily due to higher aluminium and alumina realised prices.

Net cash outflow from financing operations increased to US$470.4 million, compared to US$165.2 million in 2005. Key changes were:

•	an increase in level of dividends paid to partners of US$807.8 million;

•	an increase in partners’ contributions, totalling of US$500.5 million in 2006, compared to US$21.1 million in 2005, to fund the expansion projects in Brazil and Jamaica; and

•	an increase in debt by US$18.2 million in 2006 compared to a decrease of US$4.2 million in 2005.

Net cash outflow from investing activities increased in 2006 to US$863.0 million, compared to US$624.7 million in 2005. Capital expenditure of US$547 million in 2006 for growth projects was spent on the Pinjarra refinery capacity upgrade, the Jamalco refinery early works program, the Alumar refinery expansion and the Juruti bauxite development.

2006 FORM 20-F

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

•

the amount of capital expenditure required by AWAC to develop new projects or maintain or expand existing operations, (refer to Section 4.B for discussions of the upgrade/expansions of Pinjarra and Suriname refineries, expansion of the Wagerup and Jamalco refineries, development of the Juruti bauxite mine and Alumar refinery, potential investment in a refinery in Guinea).

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

In 2006, Alumina and Alcoa entered into new funding arrangements to provide the AWAC partners with additional dividends from Alcoa of Australia for funding AWAC’s capital projects. The funding arrangements provide greater certainty to Alcoa and Alumina Limited in dividend flows and franking credits. During 2006, Alumina received fully franked dividends of A$510 million from Alcoa of Australia.

Alumina’s existing balance of franking credits and the new funding arrangements between Alumina and Alcoa provide greater confidence in Alumina’s capacity to continue to declare fully franked dividends.

Dividends received from Alcoa of Australia have substantially funded Alumina’s investment in AWAC’s growth projects and sustaining capital projects. Alumina share of any remaining funding requirements will be met by increased borrowings. As a result, interest costs are expected to rise.

Alumina implemented an off-market buy-back of approximately $A250 million of ordinary shares in April 2007.

During 2005, Alcoa of Australia declared a special fully franked dividend of A$800 million (Alumina’s share was A$320 million), all of which was immediately subscribed to Alcoa of Australia for the purchase of new shares. As a result of this transaction, which was the subject of a prior ruling by the Australian Taxation Office, and the funding agreement signed in 2006, which was also the subject of prior rulings by the Australian Taxation Office, Alumina is able to declare dividends, at least at the current levels, on a fully franked basis, for the foreseeable future. Alumina directors have advised shareholders that, subject to business conditions, the Company intends to at least maintain dividends to shareholders of 24 cents per share per annum.

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Alumina intends utilizing any dividends received in the next 3 to 4 years from AWAC entities other than Alcoa of Australia to fund its corporate and financing costs and capital requirements.

Alumina’s gross debt at December 31, 2006 was A$588.1 million offset by cash assets of A$169.0 million. Subsequent to year end Alumina paid a final 2006 dividend of A$140.1 million and received a dividend from Alcoa of Australia of A$200.0 million. AWAC had a cash surplus net of debt at December 31, 2006 of US$63.0 million. AWAC’s operating cashflow for 2006 was US$1,280.9 million.

Alumina established a new US$700 million multi-currency one, three and five year debt facility in mid-2006. Alumina continues to maintain a A- debt rating with Standard & Poor’s.

In view of the current AWAC growth projects requiring funding to be contributed by the AWAC partners, and the capital management initiatives being undertaken by Alumina, the Company will be increasing its debt facilities in the first half of 2007. Additional medium term bank debt of US$175 million has been put in place in the first half of 2007.

Funds generated from continuing operating activities were A$496.9 million for the year ended December 31, 2006, compared with A$72.0 million in 2005. This increase was a result of higher dividends from associates as well as lower supplier payments partially offset by higher borrowing costs.

Working capital was negative A$223.6 million at December 31, 2006, compared to negative working capital of A$464.8 million at December 31, 2005. The negative working capital is primarily due to A$380.2 million of short-term borrowings. Alumina’s net debt decreased during the year from A$463.5 million to $A419.1 million. The Company’s working capital, in our opinion, is sufficient for the Company’s present requirements.

Gross debt drawn down under the Company’s new US$700 million multi-currency one, three and five year debt facility was A$588.1 million at December 31, 2006 and A$478.7 million at December 31, 2005, under Alumina’s previous facility, as a result of drawing down a further US$293 million (A$392.3 million) offset by repayment of borrowings of US$180 million (A$252.4 million). The increase in debt at year end reflects Alumina’s equity contributions to fund AWAC’s expansion projects in Brazil and Jamaica.

The maturity of debt is outlined in Note 15 in the Consolidated Financial Statements. Alumina’s current debt facilities are short and medium term US dollar borrowings, reflecting the modest debt level and low short term interest rates. The key funding principles inherent in Alumina’s treasury policies are:

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

Cash and current investments was A$169.0 million at December 31, 2006 compared with A$15.2 million at December 31, 2005.

Available sources of liquidity were represented by unused bank facilities at December 31, 2006 of US$236.0 million (A$299.1 million), as compared to A$221.3 million at December 31, 2005. The increase was due in part to the new US$700 million multi currency one, three and five year loan facility replacing the A$700 million 364 day facility.

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Capital expenditure was A$259.2 million for the year ended December 31, 2006, and A$8.2 million for the year ended December 31, 2005. The expenditures were attributable to equity contributions to fund AWAC’s expansion projects in Brazil and Jamaica during 2006.

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

Pursuant to a Power Purchase Agreement dated November 27, 1998 between WMC Resources, WMC Limited (as it then was) and Southern Cross Energy, Alumina has undertaken to provide Southern Cross Energy with a guarantee or letter of credit for WMCR’s payment for power in the event that WMCR’s gross assets fall below A$250 million in any year.

During 2005, WMC Resources was acquired by BHP Billiton.

New Accounting Pronouncements

Refer to Note 1(W) of the audited financial statements for new accounting pronouncements.

Australian Accounting Standards Board

The Australian Accounting Standards Board (“AASB”) has adopted International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after January 1, 2005. The AASB has issued Australian equivalents to IFRS (A-IFRS), and the Urgent Issues Group has issued interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of A-IFRS was reflected in the consolidated entity’s financial statements for the half-year ending June 30, 2005 and the years ended December 31, 2006 and December 31, 2005.

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

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 becomes effective for AWAC on January 1, 2008. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The adoption of SFAS 157 is not expected to have a material impact on Alumina Limited’s financial statements.

2006 FORM 20-F

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, (“FIN 48”). Fin 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. On January 17, 2007, the FASB affirmed its previous decision to make FIN 48 effective for fiscal years beginning after December 15, 2006. Accordingly, FIN 48 is effective for AWAC on January 1, 2007. The adoption of FIN 48 will not have a material impact on Alumina Limited’s financial statements.

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend Information

Relevant industry and market trends are discussed for Alumina and AWAC as a whole in Item 5.A “Operating Results”.

E. Off- Balance Sheet Arrangements

Not applicable.

F. Tabular Disclosure of Contractual Obligations

An analysis of Alumina’s contractual and commercial commitments is set out in the table below. For a discussion of weighted average interest rates applicable for debt, refer to note 23 in the financial statements.

	Amount of Commitment – December 31, 2006
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(A$ million)
Short term debt	380.2	380.2	—	—	—
Long term debt	207.9	—	207.9	—	—
Other liabilities reflected on the Company’s balance sheet[1]	14.5	14.5	—	—	—

Total on-balance sheet contractual obligations	602.6	394.7	207.9	—	—

[1]	The majority of these liabilities relate to interest payable on the Company’s short and long term debt.

	Amount of Commitment – December 31, 2006
Other Commercial Commitments	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(A$ million)
Operating lease commitments	0.3	0.1	0.2	—	—

Operating lease commitments relate to the corporate office facilities in Australia.

2006 FORM 20-F

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

The Directors in office at June 19, 2007 were:

Name	Position	Summary	Initially Elected or Appointed a Director	Age		Expiry of Current Term
Executive Directors
John Marlay	Chief Executive Officer	Joined WMC in August 2002, following role as Head of Strategy for RMC Group Plc in London. Mr Marlay was previously Executive General Manager Business Integration, Hanson Plc from 2000 to 2001, and Executive General Manager, Europe for Pioneer International Ltd from 1997-2000. He has held senior management roles with James Hardie Industries Limited and Esso Australia Ltd. He is also an independent non-executive director of Incitec Pivot Ltd.	December 2002	58

Kenneth A. Dean (4)	Alternate Director/ Chief Financial Officer	Mr Dean joined Alumina in October 2005 following the resignation of Mr Robert Davies. Mr Dean has extensive financial and resource sector experience gained from a 30-year career with Shell, both in Australia and overseas. He is also an independent non-executive director of Santos Ltd.	October 2005	54
Non-Executive Directors
Donald M. Morley(1)(2)(3)	Chairman	Former Director of WMC as the Director of Finance from 1983 until April 2001, Chief Financial Officer from April 2001-April 2002 and an Executive Officer of WMC from May 2002 to October 2002. Mr Morley retired from his executive duties on October 31, 2002. Mr Morley is also a director of Iluka Resources Ltd and SPARK Infrastructure Ltd.	December 2002	67	(5)

Peter A.F. Hay(1)(2)(3)	Director	Former Chief Executive Officer from July 2000 to July 2005 and member of the Board, and former Chief Executive Officer, of the national law firm Freehills; Director of Pacifica Group Limited and Chairman, Investment Banking, Carnegie, Wylie and Company Pty Ltd.	December 2002	56	(5)

2006 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Name	Position	Summary	Initially Elected or Appointed a Director	Age	Expiry of Current Term
Ronald J. McNeilly(1)(2)(3)	Director	Deputy Chairman BlueScope Steel Limited; Chairman of Worley Parsons Limited; Chairman of Melbourne Business School Limited; Past Director of BHP Billiton Limited, QCT Resources Limited and Tubemakers of Australia Limited. Past Executive Director Global Markets BHP Billiton Limited from 2001-2002; past Executive Director and President BHP Minerals from 1999-2001.	December 2002	63	(5)

Mark R. Rayner (1)(2)(3)	Director	Director of Boral Ltd since 1996; Director and CEO of Comalco Limited from 1978-1989, Deputy Chairman of Comalco Limited from 1989 to 1997, Executive Director of CRA Ltd from 1989 to 1995, Chairman of National Australia Bank 1997 to 2001, Chairman of Mayne Nickless 1997 to 2002, Chairman of Pasminco Limited 1992 to 2003.	December 2002	69	(5)

George J. Pizzey(1)(2)(3)	Director

Director of Iluka Resources Ltd since November 2005, Amcor Limited since September 2003, St Vincent’s Institute of Medical Research since April 2004 and Ivanhoe Grammar School since November 2003. Mr Pizzey was previously a director of WMC Resources Ltd (November 2003-June 2005), Alcoa of Australia (April 1999-December 2003), ION Limited (in administration) (October 1999-August 2005), Chairman 2004-2005, London Metal Exchange Limited (UK) (1997-December 2003), London Metal Exchange Holdings Limited (UK) (December 2002-December 2003), International Aluminium Institute Ltd (UK) (1998-December 2003), and various subsidiaries of Alcoa Inc (USA) (1994-2003). Former Executive Vice President and Group President Primary Products for Alcoa Inc. and a director and Chairman of London Metal Exchange.

			June 2007	61

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nomination Committee
(4)	Mr Dean is an alternate director for Mr Mark R. Rayner
(5)

As explained in Section C, Directors are subject to retirement by rotation. Donald M. Morley was re-elected as a director at the Company’s annual general meeting on April 27, 2006, Peter A.F Hay was re-elected as a director at the Company’s annual general meeting on April 21, 2004. Mr Ronald J. McNeilly and Mr Mark R. Rayner were re-elected as directors at the 2005 annual general meeting. Mr Donald M. Morley retired by rotation and was re-elected at the 2006 annual general meeting. Mr Peter A.F. Hay retired by rotation and was re-elected at the 2007 annual general meeting.

2006 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

In addition to the Chief Executive Officer and Chief Financial Officer, there is one other executive officer appointed by and reporting to the Chief Executive Officer responsible for the day to day running of the business. As at June 19, 2007, the executive officers were:

Executive Officer	Position in 2006	Summary of Experience	Appointed as Executive officer
Stephen Foster	General Counsel & Company Secretary	Responsible for legal, company secretarial, shareholder services, insurance and human resources. Mr Foster joined WMC Limited in November 2002 following more than three years with Village Roadshow Ltd as Business Affairs Manager (Projects). Mr Foster previously held legal positions with WMC’s Legal and Treasury department from 1990 to 1999 and with Arthur Robinson & Hedderwicks (now Allens Arthur Robinson) from 1987 to 1990.	December 2002

B. Compensation

For the year ended December 31, 2006, the aggregate amount of compensation paid and accrued to the Alumina directors and executives of Alumina was A$3,569,453 (compared to A$2,731,319 in 2005 and A$2,009,293 in 2004). The total amounts paid by Alumina in 2006 for retirement, superannuation or similar benefits amounted to A$0.1 million. There are no other contingent or deferred compensation arrangements accrued for executives or directors. The remuneration of individual directors and executives is presented in the tables below.

Non-executive directors remuneration January to December 2006	Director’s fee (1) A$	Other (2) A$	Total A$
Current Non-executive directors
Donald M. Morley (from 11/12/02)	287,500	12,412	299,912
Peter A. F. Hay (from 11/12/02)	115,000	10,350	125,350
Ronald J. McNeilly (from 11/12/02)	115,000	10,350	125,350
Mark R. Rayner (from 11/12/02)	115,000	10,350	125,350

(1)	Includes board and committee fees.
(2)

Includes Alumina’s contribution to superannuation. All employees of Alumina Limited are members of an accumulation category plan which offers a minimum contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account.

Executive director remuneration and executive remuneration January to December 2006	Fixed remuneration(1) A$	Other compensation(2) A$	Total remuneration A$
Current executive directors
John Marlay, Chief Executive Officer	850,000	676,952	1,526,952
Kenneth A Dean, Chief Financial Officer	540,000	247,745	787,745
Current senior executives
Stephen Foster, General Counsel and Company Secretary	350,000	228,794	578,794

(1)

Includes company’s contribution to superannuation. All employees of Alumina Limited are members of an accumulated category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account.

(2)	Other compensation includes incentive, parking, health management and executive indemnity insurance.

2006 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Prior to the demerger, the establishment of the WMC Employee Share Scheme was approved by shareholders at the Annual General Meeting held on December 12, 1987. Under the Scheme a number of share plans operated. Fully paid shares, partly paid shares and share options were granted to employees since the establishment of the Scheme. These options remained exercisable until November, 30 2006. There is no ongoing option plan available to Alumina Limited directors or employees.

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

C. Board Practices

The Board, working with senior management, is responsible to shareholders for overall management of Alumina Limited, its business performance and for formulating and establishing its strategic goals. It approves company strategy and direction, strategic goals, operating budgets and business performance targets. The Board ensures that appropriate policies, procedures and systems are in place to manage risk, optimise business performance, maintain high standards of ethical behaviour and legal compliance and protect the interests of shareholders.

Relevant experience, diverse perspectives and complementary business skills are sought when appointing new directors. The Board comprises a non-executive chairman, three other non-executive directors and one executive director. A balance between independent business experience and industry knowledge is sought. To assist in the discharge of their duties, Directors have the right to seek independent professional advice collectively and individually.

At least 10 Board meetings are held each year. Board visits are regularly conducted to AWAC operational sites to review business performance, review operating processes and meet with management. .

The Directors (other than a Managing Director) are subject to retirement by rotation, one-third retiring each year (or the number nearest to one-third if the number of Directors is not a multiple of three), and may not continue to hold office without re-election after the third Annual General Meeting following their last election by the shareholders. Eligible retiring directors may offer themselves for re-election by the shareholders. The Company’s Nominations Committee Charter provides that Non Executive Directors shall retire after 9 years of continuous service as a Non Executive Director (or immediately prior to the next succeeding annual general meeting of the Company after completion of the 9 year period) unless otherwise requested to continue by the Board. Executive Directors are required to retire at 65 years of age. After elected by the shareholders, a Director who is appointed a Managing Director by the Board is not required to retire by rotation. The Directors may appoint a Director either to fill a casual vacancy or as an addition to their numbers. Such Directors hold office until the next Annual General Meeting and may be elected by the shareholders at such meeting, but are not taken into account in determining the number of Directors who are to retire by rotation at that meeting.

2006 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Each Director has the power to appoint any person approved by a majority of his co-Directors to act as an Alternate Director in his place, whether for a stated period or periods or until the happening of a specified event or from time to time, whenever by absence or illness or otherwise he shall be unable to attend to his duties as a Director.

The Directors may from time to time appoint one or more of their body to be a Managing Director or Managing Directors either for an unlimited period but not for life, a fixed term not exceeding five years, or a period terminable upon the happening of such specific events as the Directors may stipulate. The Directors may confer upon any Managing Director such of the powers exercisable under Alumina’s Constitution by the Directors as they may elect, without derogating from the exercise of those powers by the Directors. John Marlay is currently the Managing Director and Chief Executive Officer of Alumina and was appointed to such position for an unspecified period.

Alumina’s Constitution provides that the Directors may elect a Chairman of their meetings and determine the period for which he is to hold office. Where there is an equality of votes on a question voted on at a meeting, the Chairman has a second or casting vote. Donald M Morley is currently the Non-Executive Chairman of Alumina.

Alumina’s most senior employee, the Chief Executive Officer, is selected by the Board and is subject to semi-annual performance reviews by the non-executive directors. The Chief Executive Officer recommends policy and strategic direction for board approval and is responsible for managing day-to-day business performance.

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

The Compensation Committee of four non-executive directors meets at least two times a year. Its role is to establish and review Alumina’s remuneration plans, policies and practices, including compensation for the non-executive directors, the chief executive officer and senior executives, and succession planning. On behalf of the Board, the Committee considers the remuneration strategy with regard to community and industry standards and, where possible, verifies its appropriateness using external information and advice to ensure that:

•	employee interests are aligned to corporate objectives;

•	the company can attract, develop and retain motivated and talented employees; and

•	the integrity of the company’s reward programme is maintained.

The Compensation Committee also approves payments to all directors and reviews director remuneration annually based on independent external advice with regard to market practices, relativities and the duties and accountabilities of directors.

The Nomination Committee consists of four non-executive directors and meets as necessary. Its role is to assist the Board in fulfilling its responsibilities to shareholders relating to:

•	identifying the necessary and desirable competencies of board members;

2006 FORM 20-F

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

It is company policy not to extend or maintain credit directly or indirectly, arrange for the extension of credit in the form of a personal loan to Directors and Executive Officers. The use of a corporate credit card is provided for business purposes. Personal expenses are reimbursed to the company.

The directors, executive management and employees have adopted and abide by a Code of Conduct (Ethics) to promote honest and ethical conduct and deter wrongdoing. During 2004, the Company approved and adopted a Whistleblower Policy providing rights to staff (including contractors and consultants) to report any perceived malpractice, impropriety, serious unethical behaviour, legal or regulatory non-compliance or questionable accounting or audit matter. The Policy provides disclosing employees protection from any reprisal or detrimental action resulting from such disclosure.

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

Retirement and termination benefits

Chief Executive Officer

Under Mr Marlay’s employment contract, which does not have a fixed term, either party may terminate the contract upon giving 12 months notice. The Company may make a payment in lieu of some or all of the 12 month notice period by payment of the fixed annual reward plus an amount equivalent to an STI payment at target performance, defined as “base remuneration”. The base remuneration amount will be reduced pro rata to the extent the notice period is required to be served.

If Mr Marlay’s employment is terminated on the basis of redundancy of the position or by Mr Marlay giving written notice to Alumina in the event of a Significant Change (which is defined to be if Alumina ceases to be listed on

2006 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Non-Executive Director Retirement Benefits

Non-executive Directors receive, in addition to their fees, a superannuation guarantee contribution which for 2006 was 9 per cent of their fees, being A$12,412 for the Chairman and A$10,350 for other Non-executive Directors, but do not receive any other retirement benefits. From January 1, 2006, the Superannuation Guarantee contribution for the Chairman is capped at A$12,412.

D. Employees

At December 31, 2006, Alumina employed 9 people directly. All Alumina employees work in the corporate office in Australia. For details of the number of AWAC employees for the periods presented refer to Item 4.B.(iv) “Employees”.

E. Share Ownership

Employees of Alumina, who were formerly employees of WMC, were eligible to participate in and receive options under the WMC Employee Option Plan. Following the demerger each WMC employee option became an

2006 FORM 20-F

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

This option plan expired on November 30, 2006. There were 1,971,100 options exercised during the year.

WMC Employee Share Scheme (Expired November 30, 2006)

The establishment of the WMC Employee Share Scheme (“ESS”) was approved by shareholders at the Annual General Meeting held on December 12, 1987. Under the ESS a number of share plans have operated. Fully paid shares, partly paid shares and share options have been granted to employees since establishment of the ESS. All permanent employees (including executive directors) of Alumina Limited and its subsidiaries who were employed by the company or a subsidiary were eligible to participate in the ESS and were offered options for fully paid shares prior to demerger. Existing options allotted to Alumina employees remain exercisable until such time as their exercise periods expire. There is no ongoing option plan available to Alumina Limited directors or employees following the demerger. This Scheme expired on November 30, 2006.

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

2006 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Stock Appreciation Plan (Expired November 30, 2006)

In various years since approval of the WMC Employee Share Scheme (“ESS”) in 1987, until the demerger of the company, the company established Stock Appreciation Plans (“SAPs”) for the benefit of employees mainly in countries outside Australia. The purpose of the SAPs was to provide such employees, who due to securities law constraints were not eligible to participate under the Option Plans, with benefits similar to those conferred by the Option Plans. This plan expired on November 30, 2006.

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

Alumina Employee Share Plan

This is a plan under which employees may be invited to participate in the grant of a conditional entitlement to fully paid ordinary shares (a Performance Right). The Board’s intention is to make offers to each employee, but this is subject to annual determination by the Board in respect of each individual for each grant. The CEO of the Company may recommend variation in participation.

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

2006 FORM 20-F

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Set out below are summaries of shares granted under this plan:

2006

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Expired during the year Number	Balance at end of the year Number
26/3/2003	3/12/2005	35,800	—	—	(35,800)	—
19/1/2004	21/12/2006	103,250	—	—	(51,625)	51,625
25/1/2005	16/12/2007	102,850	—	—	—	102,850
25/1/2006	7/12/2008	—	192,150	—	(300)	191,850

Total		241,900	192,150	—	(87,725)	346,325

2005
Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Expired during the year Number	Balance at end of the year Number
26/3/2003	3/12/2004	46,500	—	(11,626)	(34,874)	—
26/3/2003	3/12/2005	97,200	—	—	(61,400)	35,800
19/1/2004	21/12/2006	141,050	—	—	(37,800)	103,250
25/1/2005	16/12/2007	—	139,850	—	(37,000)	102,850

Total		284,750	139,850	(11,626)	(171,074)	241,900

Short-Term Incentive Equity Plan

From January 2007, the Company will operate a short term incentive equity conversion plan (“STI Equity Plan”) for senior executives and other eligible employees. Under the STI Equity Plan, participants may elect to apply all or a portion of their short-term incentive to the acquisition of shares (which are purchased on market), with all costs of acquisition being borne by the participant. In addition, to the extent an eligible employee elects to acquire Company shares under the STI Equity Plan, they will, upon continuing to be employed by the Company for three years from the date of acquiring shares under the STI Equity Plan, receive additional Company shares equal to:

i.	50 per cent of their Company shares acquired (“Matching Shares”) and

ii.	shares equal to the amount of dividends that would have been paid on the Matching Shares if they had been acquired at the same time as the initial shares.

2006 FORM 20-F

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The issued capital of Alumina is currently constituted by one class of registrable voting securities being ordinary shares.

As at April 30, 2007, Alumina had on issue 1,129,026,761 fully paid ordinary shares.

Alumina is not directly or indirectly owned or controlled by another corporation, any foreign government or any person.

The following table sets forth, as at April 30, 2007, information in respect of:

(i)	any person who is known to Alumina to be the registered owner of more than 5% of any class of its voting securities; and

(ii)	the total amount of any class of its voting securities owned by the Directors and Executive General Managers of Alumina as a group.

Title of class	Identity of person or group	Amount owned	% of class
Fully paid Ordinary Shares	National Nominees Ltd	186,000,994	16.47
	J P Morgan Nominees Australia Ltd	155,884,142	13.81
	ANZ Nominees Limited	133,823,796	11.85
	HSBC Custody Nominees (Aust) Limited	126,802,728	11.23
	Citicorp Nominees Pty Limited	96,031,103	8.51

Fully paid Ordinary Shares(1)	Directors and Executive officers of Alumina as a group	662,807	0.06

(1)	Includes Alumina’s ADS’s

2006 FORM 20-F

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

Beneficial Owner	Date	Number of Shares	% Shareholding
Commonwealth Bank of Australia	09/26/2006	109,005,850	9.34%
	08/16/2006	95,768,663	8.21%
	05/11/2004	83,562,783	7.21%
	09/05/2003	91,652,478	8.12%
	07/03/2003	79,861,511	7.08%
	03/20/2003	68,434,191	6.07%
	01/23/2003	56,346,711	5.07%

NWQ Investment Management Company LLC	08/04/2006	102,017,042	8.70%

	05/25/2006	77,973,304	6.69%
	03/01/2006	58,495,938	5.02%

Merrill Lynch & Co. Inc.	08/21/2006	70,015,379	6.00%

All fully paid shareholders have the same voting rights as any other fully paid shareholder.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of Alumina.

As at December 31, 2006, 505,552 Alumina fully paid Ordinary Shares were registered in the name of 243 residents of the United States and represented approximately 0.04% of the total number of Alumina fully paid Ordinary Shares issued and outstanding. As at December 31, 2006, 24,959,841 Alumina ADRs were outstanding (representing 99,839,364 Alumina fully paid Ordinary Shares) and were registered in the name of 297 residents of the United States and represented approximately 8.55% of the total number of fully paid Ordinary Shares issued and outstanding.

B. Related Party Transactions

Loans to directors

No loans were provided in 2005 or 2006, and no balances remain outstanding at 2005 or 2006.

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

2006 FORM 20-F

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

	2006	2005
*	Number of Alumina Limited (formerly WMC Limited) shares

The aggregate number of shares allotted to directors of the parent entity or their director-related entities as a result of the exercise of options was:	—	—

The aggregate number of vested shares granted to executives through participation in the Alumina Employee Share Plan was: **	—	11,013

The aggregate number of shares and options disposed of by directors of the parent entity or their director related entities was:

- options ( exercised and shares sold)	—	50,000

Details of shares and share options held by directors of the parent entity or their director- related entities at period end are as follows:

- fully paid shares	613,697	594,846

*	Individual directors beneficially own less than 1% of total ordinary shares outstanding, the only class of shares issued by Alumina Limited.
**	During 2005, no shares were acquired by the Employee Share Plan Trust however 11,626 vested from a prior year grant.

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

(i) Legal/financial service fees

A director Mr. P A F Hay was the Chief Executive Officer of Freehills until July 2005. Freehills had provided legal services to Alumina Limited and a number of Alumina Limited controlled entities for several years on normal commercial terms and conditions until 2003. No services were provided during 2006 (2005: A$nil).

C. Interests of Experts and Counsel

Not applicable.

2006 FORM 20-F

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

In August 2002, the High Court handed down its decision in the State of Western Australia v Ward (2002) 213 CLR 1 (“Ward”). The Court found, among other things, that native title can be categorized as a “ bundle of rights”, that there could be partial extinguishment of native title rights and that Western Australian and Northern Territory mining and petroleum legislation extinguishes all native title rights that may have existed over minerals and petroleum in Western Australia and Northern Territory. The High Court also held that a mining lease under the relevant Western Australian legislation extinguished any native title right to control access to land, or to be asked permission to use, or have access to, land but does not necessarily extinguish all native title rights. This decision, which provides some clarity about the impact of native title on pastoral leases and mining leases in Western Australia and the Northern Territory is significant to Alcoa of Australia Ltd because its operations are in Western Australia. However the decision also leaves many issues to be decided on a case by case basis.

There are current native title claims awaiting determination in the Federal Court of Australia over areas that include Alcoa of Australia Ltd’s Special Mining Lease MLISA (Western Australia) (“the Alcoa Lease”) and a portion of the conveyor associated with Alcoa’s 45% interest in the Portland Smelter (Victoria).

2006 FORM 20-F

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

Other Events

On May 25, 2005, Alcoa Inc. (“Alcoa”) was served with a federal grand jury subpoena by the Antitrust Division of U.S. Department of Justice (DOJ). The DOJ is investigating possible criminal violations of the antitrust laws and related matters concerning the aluminum fluoride industry. Aluminum fluoride is used in the process of smelting aluminum in all of Alcoa’s smelters worldwide. AWAC produces aluminum fluoride for sale to Alcoa and third parties (at Pt Comfort) Alcoa produces aluminum fluoride for internal use and third party sales. Alcoa also purchases aluminum fluoride from others and is a net purchaser. Antitrust authorities in Canada and Australia have also made inquiries into Alcoa. Alcoa has cooperated with all three authorities in their respective investigations and has completed production of requested documents and has filed narrative answers to all questions posed.

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

There has been publicity in respect of complaints by some nearby residents of the Wagerup refinery that there is a link between their various health problems and odours and emissions from the refinery. Legal proceedings have been filed by some nearby residents of the Wagerup refinery in the District Court in Western Australia claiming damages and alleging that emissions from the Wagerup refinery have harmed their health.

As previously reported, in September 1998, Hurricane Georges struck the U.S. Virgin Islands, including the St. Croix Alumina LLC facility on the island of St. Croix. AWAC sold its interest in the St Croix refinery in June 2002. The wind and rain associated with the hurricane caused material at the location to be blown into neighbouring residential areas. Various clean-up and remediation efforts were undertaken by or on behalf of St. Croix Alumina LLC. A Notice of Violation was issued by the Division of Environmental Protection of the Department of Planning and Natural Resources of the Virgin Islands Government, and has been contested by the company. A civil suit was commenced in the Territorial Court of the Virgin Islands by certain residents of St. Croix in February 1999 seeking compensatory and punitive damages and injunctive relief for alleged personal injuries and property damages associated with “bauxite or red dust” from the St. Croix Alumina LLC facility. The suit, which has been removed to the District Court of the Virgin Islands, names St. Croix Alumina LLC, Alcoa Inc. and Glencore Ltd. as defendants and in August 2000 was accorded class action treatment. The class is defined to include persons in various defined neighbourhoods

2006 FORM 20-F

FINANCIAL INFORMATION

who “suffered damages and/or injuries as a result of exposure during and after Hurricane Georges to red dust and red mud blown during Hurricane Georges.” All of the defendants have denied liability, and discovery and other pretrial proceedings have been underway since 1999. In October 2003, the defendants received plaintiffs’ expert reports. These reports claim that the material blown during Hurricane Georges consisted of bauxite and red mud, and contained crystalline silica, chromium and other substances. The reports go on to claim, among other things, that the population of the six subject neighbourhoods as of the 2000 census (a total of 3,730 people) has been exposed to toxic substances through the fault of the defendants, and hence will be able to show entitlement to lifetime medical monitoring as well as other compensatory and punitive relief. These opinions have been contested by the defendants’ expert reports, that state, among other things, that plaintiffs were not exposed to the substances alleged and that in any event the level of alleged exposure does not justify lifetime medical monitoring. In August 2005, Alcoa and St. Croix Alumina LLC moved to decertify the plaintiff class, and in March 2006, the assigned magistrate judge issued a recommendation that class certification be maintained for liability issues only, and that the class be decertified after liability issues have been resolved. This recommendation has been adopted by the assigned district judge. Alcoa and St. Croix Alumina LLC have turned over this matter to their insurance carriers who are providing a defence. Glencore Ltd. is jointly defending the case with Alcoa and St. Croix Alumina LLC and has a pending motion to dismiss.

As previously reported, in May 2005, Alcoa World Alumina LLC and St. Croix Alumina LLC were among the defendants listed in a lawsuit brought by the Commissioner of the Department of Planning and Natural Resources, Dean Plaskett, in his capacity as Trustee for Natural Resources of the Territory of the United States Virgin Islands in the District Court of the Virgin Islands, Division of St. Croix. The complaint seeks damages for alleged injuries to natural resources caused by alleged releases from an alumina refinery facility in St. Croix that was owned by St. Croix Alumina LLC from 1995 to 2002. Also listed in the lawsuit are previous and subsequent owners of the alumina refinery and the owners of an adjacent oil refinery. Claims are brought under CERCLA, U.S. Virgin Islands law, and common law. The plaintiff has not specified in the complaint the amount it seeks in damages. The defendants have filed motions to dismiss and, in September 2006, filed a motion for an order staying discovery pending resolution of those motions. All of these motions are pending and discovery has not begun.

On December 1, 2006, St. Croix Alumina LLC was sued by the Commissioner of the Department of Planning and Natural Resources (DPNR), U.S. Virgin Islands, in the Superior Court of the Virgin Islands, Division of St. Croix. The complaint seeks the completion of certain actions regarding the facility in St. Croix, a civil fine and exemplary damages for alleged violations of the Coastal Zone Management Act and a construction permit issued pursuant to that Act.

On January 2, 2007, St. Croix Alumina LLC, along with unaffiliated prior and subsequent owners, were sued by the Commissioner of the DPNR, U.S. Virgin Islands, in the Superior Court of the Virgin Islands, Division of St. Croix. This second suit alleges violations by the defendants of certain permits and environmental statutes said to apply to the facility in St Croix. The complaint seeks the completion of certain actions regarding the facility, a civil fine and exemplary damages for alleged violations of the Coastal Zone Management Act and a construction permit issued pursuant to that Act.

On January 22, 2007, the City of Point Comfort, Texas filed suit against Alcoa World Aluminum, LLC (AWA) in the United States District Court for the Southern District of Texas. Served on January 31, 2007, the suit alleges that air emissions from AWA’s Point Comfort facility have caused personal injury and property damage to the city and its residents. The complaint seeks injunctions prohibiting operation and unspecified damages.

The Brazilian Federal Public Prosecutors’ office challenged the issue of the installation licence for the Juruti project in September 2005 alleging a lack of jurisdiction of the Executive Department of Sciences, Technology and Environment – SECTAM (state agency) to conduct the licensing. This proceeding is currently before the Court of Obidos – PA, awaiting revaluation of the initial petition, due to the decision made by the Federal Judge of Santarem.

2006 FORM 20-F

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

During the 12 month period January 1, 2006 to December 31, 2006, Alumina paid cash dividends to its shareholders of A$0.20 (fully franked) per fully paid ordinary share. This compares to cash dividends provided for the 12 months to December 31, 2005 of A$0.20 (franked to A$0.175) per fully paid ordinary share. For a discussion on the taxation of the dividends, see Item 10E “Additional Information – Taxation”.

On February 1, 2007 the Directors declared a final dividend, paid on March 9, 2007, of 12 cents per share. This was a 20% increase on previous half-yearly dividends, and at the time the Directors advised that, subject to business conditions, they intend to at least maintain annual dividends at this new level of 24 cents per share.

Financing and Corporate Items

Net financing and corporate expenses for the year ended December 31, 2006 totalled A$34.4 million compared to A$21.5 million for the year ended December 31, 2005. The principal components were:

	Year Ended December 31, 2006	Year Ended December 31, 2005
Interest received / receivable	(1.4)	(4.0)
Interest paid / payable	25.1	15.3
Corporate expenditure	10.7	10.2

Net interest charged to profit was A$23.7 million for the year ended December 31, 2006 compared to A$11.3 million for the year ended December 31, 2005, reflecting higher average interest rates and a higher level of US dollar debt.

B. Significant Changes

Through the end of April 2007, average LME aluminium prices have been higher in 2007 than in 2006, which has had a positive effect on the Company’s profit. The average Australian US dollar exchange rate in 2007 has been higher than in 2006, which has had an adverse effect upon profit. The Brazilian Real and the Euro have strengthened in 2007 which adversely affects AWAC’s operating and capital costs.

AWAC’s operating costs in 2007 are forecast to increase in US$ terms over 2006 levels, due to a weaker US$, higher average energy prices and bauxite and shipping costs.

On May 7,2007, Alcoa made an offer to acquire all of the outstanding common shares of Alcan Inc. for US$58.60 in cash and 0.4108 of a share of Alcoa common stock for each outstanding common share of Alcan. On May 22, 2007, the board of Alcan recommended to its shareholders that they reject Alcoa’s offer.

The offer and withdrawal rights are scheduled to expire on July 10, 2007, subject to extension. The offer will be subject to a number of customary conditions, including there having been tendered in the offer at least 66 2/3% of Alcan’s common shares on a fully diluted basis, receipt of all applicable regulatory approvals, and the absence of material adverse effects.

2006 FORM 20-F

FINANCIAL INFORMATION

Regarding the regulatory approvals required, the transaction is subject to review by antitrust authorities in various jurisdictions including the U.S., Canada, the European Union, Australia and Brazil. It also requires foreign investment clearance in Canada, France and Australia.

The agreements between Alumina, Alcoa and AWAC provide for AWAC to be the exclusive vehicle for the parties’ (Alcoa and Alumina and their affiliates) investments, operations or participation in the bauxite and alumina businesses. Alcan has interest in several bauxite mines and has an equity share of alumina production of approximately 4.8 mtpy. Under the AWAC agreements, a successful Alcoa takeover of Alcan would require Alcoa to offer the Alcan bauxite and alumina businesses to AWAC for purchase at their acquisition cost, or if not separately valued, at a value based on an independent appraisal of the businesses.

The manner in which AWAC would fund any purchase of Alcan bauxite and alumina businesses has not yet been considered. The AWAC agreements provide certain limits on annual equity contributions from Alcoa and Alumina and limits on debt levels of AWAC entities (see Item 10). The funding required by Alumina to acquire its 40% of any Alcan bauxite and alumina businesses acquired by AWAC has not been determined. However, it is expected that the funding requirement for Alumina would be substantial and would necessitate equity funding as well as debt funding.

2006 FORM 20-F

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

		Ordinary Shares		American Depositary Shares
Period		A$ High	A$ Low	US$ High	US$ Low
Month ended April 30, 2007		7.26	7.10	25.66	23.00
Month ended March 31, 2007		7.38	7.30	23.82	20.43
Month ended February 28, 2007		6.90	6.64	23.18	20.90
Month Ended January 31, 2007		6.55	6.45	21.30	18.75
Month Ended December 31, 2006		6.36	6.24	20.42	19.02
Month Ended November 30, 2006		6.38	6.31	20.68	18.45

Year Ended December 31, 2006	First Quarter	8.01	6.46	23.97	19.01
	Second Quarter	8.15	6.05	25.04	17.87
	Third Quarter	7.25	5.83	21.60	17.63
	Fourth Quarter	6.94	5.96	21.20	17.51

Year Ended December 31, 2005	First Quarter	6.37	5.65	20.31	17.81
	Second Quarter	6.20	5.29	19.06	15.99
	Third Quarter	6.28	5.42	19.43	16.72
	Fourth Quarter	7.47	5.47	22.23	17.01

Year Ended December 31, 2004	First Quarter	6.80	5.13	21.16	15.30
	Second Quarter	5.55	4.87	16.87	13.47
	Third Quarter	5.74	5.01	16.39	14.28
	Fourth Quarter	5.96	5.14	18.62	15.18

Year Ended December 31, 2003	First Quarter	5.21	3.90	11.84	9.53
	Second Quarter	4.48	4.03	11.70	9.72
	Third Quarter	5.51	4.14	14.25	11.38
	Fourth Quarter	6.57	5.07	20.06	13.93

Year Ended December 31, 2002(1)	First Quarter	10.26	9.24	20.97	18.95
	Second Quarter	9.92	8.73	22.00	19.52
	Third Quarter	9.22	7.09	20.57	15.55
	Fourth Quarter	8.51	3.79	19.45	10.60

(1)	These share prices relate to the Company prior to the demerger except for the fourth quarter of 2002, which includes share prices prior to and after the demerger.

The closing price of Alumina’s fully paid Ordinary Shares on December 31, 2006 was A$6.34 and on April 30, 2007 was A$7.16. The closing price of Alumina’s ADRs on December 31, 2006 was US$19.90 and on April 30, 2007 was US$22.07.

2006 FORM 20-F

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

American Depositary Shares

In the United States, American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) represent fully paid ordinary shares of Alumina. Each ADR represents four fully paid ordinary shares. The ADRs are issued pursuant to a Deposit Agreement, dated October 6, 1989, as amended and restated on December 4, 2002 between Alumina and the Depositary. On January 2, 1990, trading of Alumina’s ADSs commenced on the New York Stock Exchange (“NYSE”) under the symbol “WMC”. WMC’s ADSs ceased trading on the NYSE on December 3, 2002 and recommenced trading on December 4, 2002 under the name of WMC Resources Ltd (“WMC”) and Alumina Limited (“AWC”).

As at April 30, 2007, 422,621 Alumina fully paid ordinary shares were registered in the name of 241 residents of the United States and represented approximately 0.04% of the total number of Alumina fully paid ordinary shares issued and outstanding. As at April 30, 2007, 25,459,306 Alumina ADRs were outstanding (representing 101,837,224 Alumina fully paid ordinary shares) and were registered in the name of 295 residents of the United States and represented approximately 9.02% of the total number of fully paid ordinary shares issued and outstanding.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

2006 FORM 20-F

ADDITIONAL INFORMATION

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Constitution

Alumina’s corporate organisation and conduct are governed by its corporate constitution (the “Constitution”). Set forth below is a summary of the provisions of the principal terms of the Constitution.

Company Objects & Purposes

Alumina is registered as a public company limited by shares under the Corporations Act 2001 of the Commonwealth of Australia (the “Corporations Act”) and is registered with Australian Business Number 85 004 820 419.

The Constitution was adopted by shareholders at the Annual General Meeting held on April 15, 1999 and subsequently amended by shareholders at the general meeting held on November 29, 2002 and April 21, 2004. The Constitution does not specify Alumina’s objects and purposes. Rather, under section 124 of the Corporations Act, Alumina has the legal capacity and powers of an individual person.

Directors’ Powers & Qualifications

(a)	No director is permitted to vote or be counted in the quorum as a director in respect of any contract or arrangement in which the director has a material interest. Subject to the Corporations Act, this prohibition can be relaxed or suspended by an ordinary resolution passed in general meeting (rule 85(b)).

(b)	Directors’ remuneration is to be determined by them from time to time and in such proportions and manner as they determine, provided that the aggregate remuneration paid to directors in any year must not exceed the amount approved in general meeting (rule 82).

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

2006 FORM 20-F

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

2006 FORM 20-F

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

C. Material Contracts

Formation Agreement among Aluminum Company of America, Alcoa International Holdings Corporation, ASC Aluminium Inc., the Company and certain subsidiaries of the companies that established AWAC.

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

2006 FORM 20-F

ADDITIONAL INFORMATION

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

(c)	Enterprise Scope

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

2006 FORM 20-F

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

(f) Exclusive Vehicle

AWAC is the exclusive vehicle for the pursuit of Alumina’s and Alcoa’s (and their affiliates as defined) interests in the bauxite, alumina and inorganic industrial (alumina-based) chemicals businesses included within the scope of AWAC, and neither party can compete, within that scope, with AWAC so long as they maintain an ownership interest in AWAC. In addition, Alumina Limited may not compete with the businesses of the integrated operations of AWAC (being the primary aluminium smelting and fabricating facilities and certain ancillary facilities that exist at the formation of AWAC).

If either party acquires a new business which has as a secondary component a bauxite, alumina or inorganic industrial chemicals business included within the scope of AWAC, that business must be offered to AWAC for purchase at its acquisition cost or, if not separately valued, at a value based on an independent appraisal of the business. If the companies within AWAC and the Strategic Council elect not to accept the offer, the business must be divested by Alcoa or Alumina (as the case may be) to a third party that is not an affiliate.

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

(g) Capital requirements

The cash flow of AWAC and borrowings are the preferred sources of funding for the needs of AWAC. Should the aggregate annual capital budget of AWAC require an equity contribution from Alcoa and Alumina, the following limits apply:

(i)	With respect to amounts up to US$500 million in annual equity requested to be contributed in total by Alcoa and Alumina to AWAC (including amounts requested pursuant to paragraphs (g)(ii) and (g)(iii)), each party must contribute its proportionate share based on its current ownership in AWAC. If either party does not contribute its proportionate share, the other party may make up the contribution, in addition to its own contribution, and the non-contributing party’s interest in AWAC will be diluted in accordance with an agreed formula.

(ii)	With respect to annual equity requests in excess of US$500 million but less than US$1 billion, each party must declare within 30 days of when the equity request is made if it has the ability to fund its share of the request and, if so, each party must contribute its proportionate share. Should Alumina be unable to contribute the full amount of the equity in the year required, the parties will work together to find alternative interim external financing arrangements reasonably acceptable to Alumina for AWAC or for Alumina, or Alumina may choose to have its interest in AWAC diluted in accordance with the formula noted above. If alternative external financing is not acceptable to Alumina, Alcoa may fund the Alumina proportionate share and this contribution will be deemed to be a loan by Alcoa to Alumina at the current market rate for Alcoa’s long-term borrowings. Alumina must repay the amount contributed on its behalf in a period not to exceed one year. If either party does not contribute its share or Alumina does not repay the loan after one year and contribute its share, the dilution provision referred to above applies.

2006 FORM 20-F

ADDITIONAL INFORMATION

(iii)	With respect to annual equity requests in excess of US$1 billion approved by a super majority vote, each party must contribute its proportionate share. However, if Alumina is unable to contribute the full amount of the equity in the year required, the parties must work together to find alternative financing arrangements reasonably acceptable to Alumina for AWAC or for Alumina. If Alumina does not contribute the balance of its full proportionate share, Alcoa may make, and must be compensated for, all or part of the remaining contribution in Alumina’s place. However, if this occurs, Alumina’s interest in AWAC will only be diluted in accordance with the dilution provision referred to in paragraph (i) above in respect of Alcoa’s contribution to the capital requirements up to US$1 billion. If Alcoa elects to proceed, Alcoa and Alumina will review the mechanism to compensate Alcoa for its excess contribution, which may include a disproportionate allocation of returns associated with the excess contribution.

(iv)	The US$500 million and US$1 billion will be increased by the amount of quarterly dividends paid in the relevant financial year with respect to valid calls that are funded by equity contributions (or if funded only in part by equity contributions, to the extent of such equity funding) in accordance with clause 4.4(b) of the Enterprise Funding Agreement (see the Enterprise Funding Agreement attached hereto as Exhibit 4.1.12 for further clarification).

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

2006 FORM 20-F

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

Demerger Deed

(a) Nature of contract

In connection with the demerger, WMC Resources and Alumina Limited entered into the Demerger Deed dated March 5, 2003. The Demerger Deed deals with transitional and miscellaneous commercial and legal issues arising in connection with the legal and economic separation from WMC Resources.

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

2006 FORM 20-F

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

2006 FORM 20-F

ADDITIONAL INFORMATION

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

Transitional Services Agreement

(a) Nature of contract

In connection with the demerger, WMC Resources and Alumina entered into the Transitional Services Agreement dated December 18, 2002. Under the agreement, WMC Resources provided, or procured the provision of, certain services to the Alumina group for a period of up to 6 months after the demerger date.

(b) Services

WMC Resources provided the following services to Alumina and to members of the Alumina group:

•	General corporate services

•	Accounting and Finance

•	IT support

•	Legal and company secretariat

•	Human resources

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

Enterprise Funding Agreement

Under the Enterprise Funding Agreement dated September 18, 2006, Alcoa of Australia pays dividends in excess of 30% of its net income, to the extent required, to fund capital requirements of the AWAC joint venture (including Alcoa of Australia’s own capital funding requirements). This arrangement will be in effect for calendar years 2006 – 2010 and may be extended by agreement of Alcoa and Alumina.

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

2006 FORM 20-F

ADDITIONAL INFORMATION

to place any sum in Australia to the credit of, or make any payment in Australia to, by order of or on behalf of:

•	certain entities related to the Federal Republic of Yugoslavia (in limited circumstances) and certain named individuals associated with the former Milosevic regime;

•	certain ministers and senior officials of the Government of Zimbabwe;

•	certain entities or individuals associated with the Democratic People’s Republic of North Korea; or

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

•

property, securities or funds owned or controlled, directly or indirectly, by or otherwise relating to payments to certain entities or individuals associated with the Democratic People’s Republic of North Korea ; or

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

2006 FORM 20-F

ADDITIONAL INFORMATION

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

2006 FORM 20-F

ADDITIONAL INFORMATION

In calculating the amount of a capital gain that may be subject to Australian CGT, special rules apply to individuals, trusts, certain superannuation funds and shareholders of certain listed investment companies. For ADS or ordinary shares acquired after September 21, 1999 and held for at least 12 months, individuals and trusts will pay tax on half of the gain (calculated in nominal terms) or two-thirds of the gain for certain superannuation funds after allowing for any offsetting capital losses which are applied against the whole nominal gain. For ADS or Ordinary Shares acquired before that time and held for at least 12 months, individuals, trusts and certain superannuation funds may choose between paying CGT on half of the gain (or two-thirds of the gain for certain superannuation funds), or paying CGT on half of the gain (or two-thirds of the gain for certain superannuation funds), or paying CGT on all the gain with the gain being calculated on the basis of the cost of the ADS or shares being indexed for inflation up to September 30, 1999. For all types of taxpayers, the legislation freezes the indexation (for inflation) of the cost of ADS and Ordinary Shares as at September 30, 1999, and abolishes such indexation for ADS and ordinary shares acquired after September 21, 1999.

Under current Australian law, no income or other tax is payable on any profit on disposal of the ADS or ordinary shares held by persons who are residents of the United States within the meaning of the Treaty except:

•

for disposals on or before December 12, 2006, if the person (together with associates, if any) owns or owned ADS and/or Ordinary Shares at any time during the period of five years preceding the disposal, representing 10% or more of our issued share capital (excluding share capital carrying no right to participate beyond a specified amount in distribution of profits or capital); or

•

for disposals on or after December 12, 2006, if the person (together with associates, if any) held 10% or more (by value) of the issued Alumina shares (including via ADS) at the time of the disposal or for any continuous 12 month period within the two years preceding the disposal, and the value of such interests is wholly or principally attributed to Australian Real Property. Australian Real Property will include mining rights.

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

2006 FORM 20-F

ADDITIONAL INFORMATION

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

2006 FORM 20-F

ADDITIONAL INFORMATION

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

With effect for dividends paid from January 1, 2003 through December 31, 2010, the United States reduced the maximum tax rate on certain qualifying dividend distributions to 15% for non corporate U.S. persons. In order for dividends paid by foreign corporations to qualify for the reduced rates, the foreign corporation must meet certain requirements, including that it not be classified as a passive foreign investment company for United States federal income tax purposes in either the taxable year of the distribution or the preceding taxable year. The Company believes that its Ordinary Shares or ADS will not be treated as shares of a passive foreign investment company, but this conclusion is a factual determination that is made annually and thus may be subject to change.

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

2006 FORM 20-F

ADDITIONAL INFORMATION

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

It is possible to read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the Securities and Exchange Commission (“SEC”) at the SEC’s public reference room located at 100 F Street NE Washington D.C. 20549. Please telephone the SEC at 1-800-SEC-0330 or access the SEC website (www.sec.gov) for further information.

2006 FORM 20-F

ADDITIONAL INFORMATION

I. Subsidiary Information

All controlled entities are wholly owned, unless otherwise indicated. Alumina’s significant subsidiaries are described in Item 4C – “Key Information – Organizational Structure”. The following is a list of all entities controlled by Alumina as of May 23, 2007.

Controlled Entities	Place of Incorporation
Alumina Holdings (USA) Inc.	Delaware, USA
Alumina (U.S.A.) Inc.	Delaware, USA
Westminer (Investments) B.V.	Netherlands
Alumina Brazil Holdings Pty Ltd	VIC, Australia
Westminer Acquisition (U.K.) Limited	UK
Westminer International (U.K.) Limited	UK
Alumina International Holdings Pty. Ltd.	VIC, Australia
Butia Participaçoes SA	Brazil

2006 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative Information about Market Risk

Continuing operations

Alumina’s policy currently is not to hedge its commodity or currency exposure other than to secure the Australian dollar value of foreign currency bank accounts. This policy will be reviewed periodically. AWAC has previously sought to manage its exposure to both the aluminium price and the A$/US$ exchange rate through the use of derivative products. There were no aluminium hedge positions in place at December 31, 2006.

The Group is exposed to commodity price risk through its investment in AWAC. AWAC manages commodity price risk through long-term purchase contracts for some input costs. Energy price risk is managed through short-term commodity hedges. AWAC does not hedge its aluminium price risk.

Commodity Price Risk

A table showing the movement in the selling price of aluminium over the last five years is set out below.

AVERAGE QUARTERLY PRICES

Financial Year Ended	Aluminium London Metal Exchange US$/lb
December 31, 2002
First Quarter	0.63
Second Quarter	0.62
Third Quarter	0.59
Fourth Quarter	0.61

December 31, 2003
First Quarter	0.63
Second Quarter	0.63
Third Quarter	0.64
Fourth Quarter	0.68

December 31, 2004
First Quarter	0.76
Second Quarter	0.77
Third Quarter	0.78
Fourth Quarter	0.83

December 31, 2005
First Quarter	0.86
Second Quarter	0.81
Third Quarter	0.84
Fourth Quarter	0.94

December 31, 2006
First Quarter	1.10
Second Quarter	1.22
Third Quarter	1.15
Fourth Quarter	1.24

Prices on May 25, 2007	1.27

As at December 31, 2006, the group had no outstanding hedge contracts over future sales of alumina or aluminium.

2006 FORM 20-F

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk

Foreign currency risk relates to Alumina’s exposure to changes in exchange rates. Alumina’s revenue streams were significantly derived from the sale of its commodity production in US dollars and the amount of Australian dollar revenue it would receive fluctuated with the moving AUD/USD exchange rate.

Alumina Limited’s 2007 earnings sensitivities, based on 2006 earnings and 2006 average A$/US$ exchange rates is that each one cent movement in the Average Australian dollar/US dollar exchange rate is expected to impact earnings by approximately A$7 million.

Interest rate risk

Interest rate risk refers to Alumina’s exposure to movements in interest rates. Alumina is primarily exposed to interest rate risk on its outstanding interest bearing liabilities, primarily determined by the US$ 3 month LIBOR rate. As the interest rates fluctuate, the amount of interest payable on debt balances where the interest rate is not fixed will also fluctuate.

Alumina Limited established a new US$700 million multi-currency one, three and five year debt facility in mid-2006.

As at December 31, 2006 the group had short term bank debt outstanding totaling A$380.2 million or US$300.0 million and long term debt outstanding totaling A$207.9 million or US$164 million.

As at December 31, 2005 the group had short term bank debt outstanding totaling A$478.7 million or US$351.0 million which was refinanced and converted to medium and short term debt in July 2006.

Interest rate and cross-currency swaps

At December 31, 2006 and at December 31, 2005, Alumina had no outstanding interest rate hedging contracts in relation to its debt.

As at December 31, 2006 and at December 31, 2005, the group had no cross currency swaps in place.

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

2006 FORM 20-F

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Under the supervision and with the participation of Alumina’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of Alumina’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2006. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to the Company’s management, as appropriate to allow timely decisions regarding disclosure.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Alumina’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Alumina’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Alumina’s management under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of its internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that Alumina’s internal control over financial reporting was effective as of December 31, 2006.

2006 FORM 20-F

Management’s assessment of the effectiveness of Alumina’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears on page F-43 herein.

C. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

2006 FORM 20-F

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Summary of Fees

	A$Thousand
	2006	2005
(a) Fees for audit or review of the parent entity or any entity in the consolidated entity:
Audit of parent entity – PricewaterhouseCoopers – fees for annual audit	367	283
Audit of Annual Report on US Form 20-F – fees for annual audit	105	105
Additional costs due to changes in accounting standards (principally the transition to A-IFRS)	11	321

	483	709

(b) Remuneration for other assurance services:
Other	97	—

(c) Remuneration for taxation services:
Overseas tax services	71	101

Total	651	810

Audit Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filing engagements for 2006 and 2005 are approximately A$367,000 and A$283,000, respectively.

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of Alumina’s financial statements and not reported under Audit Fees are A$105,000 for each fiscal year. The nature of services comprising the fees disclosed under this category were the audit of the 20-F.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for tax services by the principal accountant that are not related to the performance of the audit or review of Alumina’s financial statements and are not reported under Audit Fees are A$71,000 and A$101,000 in 2006 and 2005, respectively. The nature of services comprising the fees disclosed under this category are for tax compliance work in relation to Alumina’s significant subsidiaries incorporated in the UK and the Netherlands.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported under Audit Fees, Audit-Related Fees and Tax Fees are A$108,000 and A$321,000 in 2006 and 2005, respectively. The nature of services comprising the fees disclosed under this category is advice Sarbanes-Oxley compliance, advice on the application of A-IFRS, including USGAAP and International Financial Reporting Standards and other sundry agreed upon procedures engagements.

2006 FORM 20-F

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

2006 FORM 20-F

ITEM 17. FINANCIAL STATEMENTS

Not applicable, as Alumina complies with Item 18.

2006 FORM 20-F

ITEM 18. FINANCIAL STATEMENTS

Financial Statements and Financial Statement Schedules

The attached financial statements and financial statement schedules, pages F1-F146, with a full index on page F2, together with the Reports of Independent Accountants thereon, are filed as part of this Annual Report and are incorporated herein by reference.

Schedule A

AWAC Combined Financial Statements and Supplementary Information

December 31, 2006 and 2005

2006 FORM 20-F

ITEM 19. EXHIBITS

Exhibit 1 – Constitution of Alumina

Exhibit 4 – Material contracts 4.1* The Alcoa World Alumina and Chemicals (“AWAC”) Agreements (incorporated by reference to Exhibit 4 to Alumina Limited’s (formerly known as WMC Limited) Annual Report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Commission on April 4, 2002.). These Agreements comprise:

4.1.1	Heads of Agreement, dated July 6, 1994 between Aluminum Company of America and Western Mining Corporation Holdings Limited.

4.1.2	Charter of the Strategic Council, dated December 21, 1994 between Aluminum Company of America and Western Mining Corporation Holdings Limited.

4.1.3	Formation Agreement, dated December 21, 1994 among Aluminum Company of America, Alcoa International Holdings Corporation, ASC Alumina Inc., Western Mining Corporation Holdings Limited, Westminer International Holdings Limited and WMC Alumina (USA) Inc.

4.1.4	Amended and Restated Limited Liability Company Agreement of Alcoa Alumina & Chemicals, L.L.C., dated December 31, 1994 among Aluminum Company of America, ASC Alumina Inc., Westminer International Holdings Limited and WMC Alumina (USA) Inc.

4.1.5	Loan Agreement, dated January 3, 1995 between Alcoa Alumina & Chemicals, L.L.C. and WMC Alumina (USA) Inc.

4.1.6	Administrative and Services Agreement, dated January 1, 1995 between Alcoa Alumina & Chemicals, L.L.C. and Aluminum Company of America.

4.1.7	AAC-ACOA Employee Services Agreement dated January 1, 1995 between Alcoa Alumina & Chemicals, L.L.C. and Aluminum Company of America.

4.1.8	WMC-ACOA Employee Services Agreement dated January 1, 1995 between Aluminum Company of America and Western Mining Holdings Limited.

4.1.9	Master Hedging Agreement dated December 31, 1994 among Aluminum Company of America, Alcoa of Australia Limited, Alcoa Alumina & Chemicals L.L.C., Suriname Aluminum Company L.L.C. and Alcoa Minerals of Jamaica.

4.1.10	Assignment Agreement dated February 1, 1995 among Aluminum Company of America and Alcoa Alumina & Chemicals, L.L.C. regarding the Bauxite Contract with Compagnie des Bauxites de Guinée.

4.1.11	Abalco Shareholders Agreement, dated March 29, 1995 among Alcoa Alumina & Chemicals, L.L.C., Alcoa Brazil Holdings Company and Westminer International (UK) Limited.

4.1.12	Enterprise Funding Agreement dated September 18, 2006, between Alcoa Inc., certain of its affiliates and Alumina Limited.

4.2	Demerger Deed between Alumina Limited and WMC Resources Limited dated March 5, 2003.*

4.3	Transitional Services Agreement between Alumina Limited and WMC Resources Limited dated 18 December 2002.*

2006 FORM 20-F

4.4	Management Contracts

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

Exhibit 12 – Certifications

12.1	Certification by CEO, John Marlay

12.2	Certification by CFO, Ken Dean

Exhibit 13 – Certifications

13.1	Certification by CEO, John Marlay

13.2	Certification by CFO, Ken Dean

*	Previously filed as an exhibit to Alumina Limited’s Form 20-F for the year ended December 31, 2002.

2006 FORM 20-F

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

Date: June 28, 2007	(Signed)	/s/ Kenneth Dean
	Name:	Kenneth Dean
	Title:	Chief Financial Officer

ALUMINA LIMITED

(Australian Business Number 85 004 820 419)

AND CONTROLLED ENTITIES

U.S. FINANCIAL REPORT

AS OF AND FOR THE YEAR ENDED

31 DECEMBER 2006

Prepared in accordance

with Australian equivalents to

International Financial Reporting Standards (A-IFRS)

except where noted

Amounts are stated in Australian dollars (A$) except where noted

ALUMINA LIMITED AND CONTROLLED ENTITIES

FINANCIAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2006

CONTENTS		PAGE
FINANCIAL STATEMENTS
Income statements		F -3
Balance sheets		F - 4
Statements of changes in equity		F - 5
Cash flow statements		F - 6

NOTES

1	Summary of significant accounting policies	F - 7
2	Financial risk management	F -14
3	Critical accounting estimates and assumptions	F -15
4	Revenue	F -15
5	Other income	F -15
6	Expenses	F -15
7	Income tax expense	F -16
8	Earnings per share	F -17
9	Dividends	F -18

BALANCE SHEET

10	Current assets - cash and cash equivalents	F -19
11	Current assets - receivables	F -19
12	Investments accounted for using the equity method	F -20
13	Non-current assets - property, plant & equipment	F -22
14	Current liabilities - payables	F -22
15	Interest-bearing liabilities	F -22
16	Current liabilities - provisions	F -22
17	Non-current liabilities - provisions	F -23

EQUITY

18	Contributed equity	F -23
19	Share-based payments	F -23
20	Reserves, retained profits and treasury shares	F -26

OTHER

21	Notes to the statements of cash flows	F -27
22	Financing facilities	F -27
23	Financial instruments	F -28
24	Investments in controlled entities	F -29
25	Contingent liabilities	F -31
26	Commitments for expenditure	F -31
27	Related party transactions	F -32
28	Key management personnel disclosures	F -33
29	Remuneration of auditors	F -36
30	Events occurring after the balance sheet date	F -36
31	Financial reporting by segment	F -37
32	Reconciliation to US GAAP	F -38
33	Recently issued Financial Accounting Standards	F -42
34	(Schedule I)	F -42
	Report of Independent Registered Public Accounting Firm	F -43

The financial report covers the consolidated entity of Alumina Limited and its subsidiaries. The financial report is presented in the Australian currency.

Alumina Limited is a Company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is: Alumina Limited, Level 12, IBM Centre, 60 City Road, Southbank Victoria 3006.

Through the use of the internet, we have ensured that our corporate reporting is timely, complete, and available globally at minimum cost to the Company. All press releases, financial reports and other information are available at our Shareholders’ Centre on our website: www.aluminalimited.com.

ALUMINA LIMITED AND CONTROLLED ENTITIES

INCOME STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2006

	Notes		$Million
			2006		2005		2004
Revenue from continuing operations	4		1.4		4.0		8.9
Other income	5		—		—		44.5
General and administrative expenses			(10.7)		(10.2)		(8.7)
Finance costs	6	(a)	(25.1)		(15.3)		(8.1)
Share of net profits of associates accounted for using the equity method	12	(h)	546.6		337.1		283.5

Profit before income tax			512.2		315.6		320.1
Income tax expense	7	(a)	(1.1)		—		(3.7)

Profit attributable to members of Alumina Limited			511.1		315.6		316.4

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company:

Basic earnings per share	8		43.8	c	27.1	c	27.2	c
Diluted earnings per share	8		43.8	c	27.1	c	27.2	c

The above income statements should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

BALANCE SHEETS AS AT 31 DECEMBER 2006

	Notes		$Million
			2006	2005
CURRENT ASSETS
Cash and cash equivalents	10		169.0	15.2
Receivables	11		0.1	0.5
Deferred tax assets			2.1	2.1
Other financial assets			—	0.5

Total current assets			171.2	18.3

NON-CURRENT ASSETS
Investments accounted for using the equity method	12		2,186.2	1,994.9
Property, plant and equipment	13		0.2	0.3

Total non-current assets			2,186.4	1,995.2

TOTAL ASSETS			2,357.6	2,013.5

CURRENT LIABILITIES
Payables	14		12.7	3.1
Interest-bearing liabilities	15		380.2	478.7
Current tax liabilities			1.1	—
Provisions	16		0.1	0.1
Other			0.7	1.2

Total current liabilities			394.8	483.1

NON-CURRENT LIABILITIES
Interest-bearing liabilities	15		207.9	—
Provisions	17		0.3	0.2

Total non-current liabilities			208.2	0.2

TOTAL LIABILITIES			603.0	483.3

NET ASSETS			1,754.6	1,530.2

EQUITY
Parent entity interest:
Contributed equity	18		425.8	415.7
Treasury shares	20	(f)	(0.6)	(0.6)
Reserves:
- Group			30.6	41.4
- Associates	12	(d)	(15.3)	37.5
Retained profits:
- Group	20	(e)	861.1	608.7
- Associates	12	(c)	453.0	427.5

TOTAL EQUITY			1,754.6	1,530.2

The above balance sheets should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2006

	Notes		$Million
			2006	2005	2004
Total equity at the beginning of the year			1,530.2	1,411.9	1,307.0

Adjustment on adoption of AASB 2, net of tax, to Reserves	20	(c)	—	(0.2)	1.6
Adjustment on adoption of AASB 139, net of tax, to Reserves	20	(b)	—	35.6	—
Change in the fair value of cash flow hedges, net of tax [1]	20	(b)	(52.8)	—	—
Exchange differences on translation of foreign operations	20	(a)	(11.3)	(11.5)	1.3

Net income recognised directly in equity			(64.1)	23.9	2.9
Profit for the year			511.1	315.6	316.4

Total income and expense recognised in equity and profit during the year			447.0	339.5	319.3

Transactions with equity holders in their capacity as equity holders:
Contributions of equity, net of transaction costs			10.1	11.6	19.3
Movement in share based payments reserve	20	(c)	0.5	—	—
Treasury shares			—	—	(0.6)
Dividends paid			(233.2)	(232.8)	(233.1)

			(222.6)	(221.2)	(214.4)

Total equity at the end of the financial year			1,754.6	1,530.2	1,411.9

[1]	Short term AWAC energy price hedging, principally natural gas and fuel oil.

The above statements of changes in equity should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CASH FLOW STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2006

	Notes		$Million
			2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of goods and services tax)			(10.5)	(14.3)	(13.5)
GST refund received			0.6	0.5	0.3
Dividends received from associates			521.1	95.9	160.4
Interest received			1.4	4.5	8.6
Interest paid			(15.7)	(14.3)	(7.8)
Income taxes refunded			—	0.1	0.5
Other			—	(0.4)	—

Net cash inflow from operating activities	21	(a)	496.9	72.0	148.5

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of Specialty Chemicals Business			—	—	109.0
Proceeds from share of premium reduction in associates			—	—	2.0
Payments for investment in associates			(259.2)	(8.2)	(41.1)
Other			—	—	3.5

Net cash (outflow)/inflow from investing activities			(259.2)	(8.2)	73.4

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of shares			10.1	11.6	19.3
Proceeds from borrowings			391.3	52.8	10.1
Repayment of borrowings			(252.4)	—	(64.7)
Dividends paid			(233.2)	(232.8)	(233.1)

Net cash outflow from financing activities			(84.2)	(168.4)	(268.4)

Net increase/ (decrease) in cash and cash equivalents			153.5	(104.6)	(46.5)
Cash and cash equivalents at the beginning of the financial year			15.2	117.9	165.3
Effects of exchange rate changes on cash and cash equivalents			0.3	1.9	(0.9)

Cash and cash equivalents at the end of the financial year	10	(a)	169.0	15.2	117.9

The above cash flow statements should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Alumina Limited as an individual entity and the consolidated entity consisting of Alumina Limited and its subsidiaries.

A	BASIS OF PREPARATION

This general purpose financial report for the year ended 31 December 2006 has been prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

Compliance with IFRS

Australian Accounting Standards include AIFRS. Compliance with AIFRS ensures that the consolidated financial statements and notes of Alumina Limited comply with International Financial Reporting Standards (IFRS). The parent entity financial statements and notes also comply with IFRS except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 Financial Instruments: Disclosure and Presentation and AASB 124 Related Party Disclosures.

Adoption of AASB 132 and AASB 139 as of January 1, 2005

In 2005, the Company elected to apply the exemption from restatement of comparatives for AASB 139 Financial Instruments: Recognition and Measurement, and therefore continues to apply Australian GAAP rules to derivatives, financial assets and financial liabilities and hedging relationships for 2004.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities including derivative instruments at fair value through profit and loss.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

B	PRINCIPLES OF CONSOLIDATION

(i) Subsidiaries

The consolidated financial report is prepared on a consolidated entity basis for Alumina Limited (parent entity) and the entities it controls (controlled entities). AIFRS defines controlled entities as existing where the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, generally accompanying a shareholding of more than one-half of the voting rights. The financial statements of the subsidiaries are included in the consolidated financial report, from the date that control commences until it ceases. All material controlled entities in the consolidated entity are companies. The economic entity consisting of Alumina Limited and its controlled entities is referred to in the financial report as ‘the Group’. In preparing the consolidated financial statements, the effects of all transactions between entities within the Group are eliminated in full, including unrealised profits and losses on transactions with associates accounted for on an equity basis.

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

(ii) Associates

Associates are those entities over which the consolidated entity exercises significant influence but not control over the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the financial statements of the parent entity using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The consolidated entity’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s share of its associates’ post acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves, is recognised in reserves after aligning back to Group accounting policies. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity’s income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

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

The Group uses the cost method to account for any entities of which it holds less than 20% ownership.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

C	INCOME TAX

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

Deferred tax assets and liabilities are recognised for temporary differences using the balance sheet liability method, at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction at reporting date. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax assets or liabilities. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

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

D	FOREIGN CURRENCY TRANSLATION

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which those entities operate (“the functional currency”). The consolidated financial statements are presented in Australian dollars, which is Alumina Limited’s functional and presentation currency.

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

E	PROPERTY, PLANT AND EQUIPMENT

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

F	RECEIVABLES

All trade debtors are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts, which in practice will equal the amounts receivable upon settlement. Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

G	CASH AND CASH EQUIVALENTS

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

H	IMPAIRMENT OF ASSETS

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

I	ACQUISITION OF ASSETS

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

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (refer to Note 1(j)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

J	INTANGIBLE ASSETS

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates.

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

If the cost of acquisition is less than the Group’s share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of identification and measurement of net assets acquired.

K	DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment (excluding land and investment properties) over its expected useful life to the consolidated entity.

Office furniture	8 years
Computers and other office equipment	4 years

L	BORROWINGS

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

M	BORROWING COSTS

Borrowing costs comprise interest payable on borrowings calculated using the effective interest rate method and certain foreign exchange differences arising from foreign currency borrowings. Borrowing costs incurred for the construction of any qualifying asset are capitalised during the time that it is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

N	TRADE AND OTHER PAYABLES

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. These amounts are unsecured and are usually paid within thirty days of recognition.

O	REVENUE

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

P	EMPLOYEE BENEFITS

(i)	Salaries and annual leave

Liabilities for salaries and annual leave are recognised in current provisions (i.e. expected to be settled in 12 months), and are measured as the amount unpaid at reporting date at expected pay rates in respect of employees’ services up to that date, including related on-costs.

(ii)	Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and period of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash flows.

(iii)	Share-based payments

Share-based compensation benefits are provided to employees via the Alumina Employee Share Plan.

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

The fair value at grant date is determined using a methodology which employs the Monte Carlo simulation and a Black-Scholes option pricing model. This methodology takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

The market value of shares issued to employees for no cash consideration under the WMC employee share scheme is recognised as an employee benefits expense with a corresponding increase in equity when the employees become entitled to the shares.

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

All actuarial gains and losses are recognised in earnings of the associates.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Q	DERIVATIVES

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

Net investment in a foreign operations hedge

The portion of a gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement. The gain or loss on hedging instruments relating to the effective portion of the hedge that has been recognised directly in equity shall be recognised in profit or loss on disposal of the foreign operation.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income or other expense.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place).

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Embedded Derivatives

Under AIFRS, sale and purchase contracts may be considered to have financial derivative instruments embedded within them. This occurs when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the LME aluminium price at the time. Such contracts are considered to have embedded derivatives. AIFRS requires the future purchases under these contracts to be marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price over the remaining terms of the contracts. The embedded derivative in relevant AWAC contracts has been assessed and marked to market on the balance date. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, in the accounts of the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates.

R	DIVIDENDS

Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at balance date.

S	EARNINGS PER SHARE

(i)	Basic earnings per share

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

T	SEGMENT REPORTING

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

U	PROVISIONS

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

V	CONTRIBUTED EQUITY

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

W	NEW ACCOUNTING STANDARDS

Certain new accounting standards have been published that are not mandatory for 31 December 2006 reporting periods. The Group’s assessment of the impact of these new standards and interpretations is set out below:

i)	AASB 7 Financial Instruments: Disclosures

AASB 7 is applicable to annual reporting periods beginning on or after 1 January 2007. The Group has not early adopted this standard. Application of this standard will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Group’s financial instruments.

ii)	AASB Interpretation 10 Interim Financial Reporting and Impairment

AASB Interpretation 10 applies to annual reporting periods beginning on or after 1 November 2006 prohibiting the reversal of an impairment loss recognised in an interim period in respect of goodwill, an investment in an equity instrument, or a financial asset measured at cost. The Group has not early adopted this standard. Application of this standard will not affect any of the amounts recognised in the financial statements.

X	ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the “rounding off’ of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, or as otherwise indicated.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

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

The Group is exposed to commodity price risk through its investment in the AWAC joint venture. AWAC manages commodity price risk through long-term purchase contracts for some input costs. Energy price risk is managed through short-term commodity hedges. During 2006, AWAC did not hedge its aluminium price risk.

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

Prudent liquidity management requires maintaining sufficient cash and credit facilities to ensure the Group’s commitments and plans can be met. This is managed by maintaining committed undrawn credit facilities to cover reasonable expected forward cash requirements.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

3.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below.

Embedded derivatives

The Group has recognised a liability for derivative financial instruments through its equity investment in AWAC in accordance with AASB 139 Financial Instruments: Recognition and Measurement. In the determination of the fair value of this liability, AWAC has applied management estimates for long term commodity prices.

Retirement benefit obligations

The Group recognised a net liability for retirement benefit obligations under the defined benefit superannuation arrangements, through its investment in AWAC. All plans are valued in accordance with AASB 119 Employee Benefits. These valuations require actuarial assumptions to be made.

Asset retirement obligations

The estimated costs of rehabilitating mined areas and restoring operating sites is reviewed annually and fully provided at the present value. The amount of obligations recognised by AWAC includes the costs of mined areas and residue areas rehabilitation and reclamation, plant closure and subsequent monitoring of the environment. Where rehabilitation and remediation is anticipated to occur within the next 12 months the provision is carried as a current liability. Any outflow greater than 12 months is held as a non-current liability.

For mined reclamation and residue areas the asset retirement obligations are based on detailed studies of useful lives. The provisions have been estimated using existing technology, at current prices inflated by estimated future CPI and discounted at a rate appropriate for the asset location.

		Notes	$Million
			2006	2005	2004
4.	REVENUE
	From continuing operations
	Other revenue
	Interest received/receivable		1.4	4.0	8.9

	Total revenue		1.4	4.0	8.9

5.	OTHER INCOME
	Net gain on sale of investments in Specialty Chemical assets		—	—	43.4
	Foreign exchange gains (net)		—	—	1.1

	Total other income		—	—	44.5

6.	EXPENSES
	Profit before tax includes the following specific expenses:

	Depreciation on plant and equipment		0.1	—	0.1
	Finance costs	6(a)	25.1	15.3	8.1
	Contributions to the superannuation fund:
	- accumulation category		0.2	0.2	0.2
	Operating lease rentals		0.1	0.1	0.1
(a)	Finance costs
	Interest and finance charges paid/payable:
	- unrelated corporations		25.1	15.3	8.1

			25.1	15.3	8.1

	Interest received/receivable:
	- unrelated corporations		(1.4)	(4.0)	(8.9)

		4	(1.4)	(4.0)	(8.9)

	Net finance cost/(income)		23.7	11.3	(0.8)

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

7.	INCOME TAX EXPENSE

	$Million
	2006	2005	2004
(a) Income tax expense
Current tax	(1.1)	—	(1.7)
Deferred tax	—	—	(2.0)

	(1.1)	—	(3.7)

Income tax expense is attributable to:
Profit from continuing operations	(1.1)	—	(3.7)

Aggregate income tax expense for the year	(1.1)	—	(3.7)

(b) Numerical reconciliation of income tax expense to prima facie tax payable
Profit from ordinary activities before tax	512.2	315.6	320.1
(Shortfall)/surplus of dividends received/receivable over equity share of profits	(25.5)	78.8	(123.1)

Adjusted profit from ordinary activities before tax	486.7	394.4	197.0

Prima facie tax expense at the rate of 30% (2005,2004: 30%)	(146.0)	(118.3)	(59.1)

The following items caused the total charge for income tax to vary from the above:
Rebateable and exempt dividends	521.1	415.9	160.4
Non-assessable capital gains	—	—	43.4
Non-deductible expenses	(13.5)	(14.5)	—
Expenses against which no income was earned to claim a deduction	(20.9)	(7.0)	(8.2)
Taxable income from foreign subsidiary	(4.0)	—	—

Net movement	482.7	394.4	195.6

Tax effect of the above adjustments at 30% (2005, 2004: 30%)	144.8	118.3	58.7
Attribution income tax on Specialty Chemical asset sale	—	—	(4.0)
Withholding tax	—	—	(1.1)
Tax losses from prior years brought to account	—	—	1.8
Over provision of tax in prior years	0.1	—	—

Consequent reduction in charge for income tax	144.9	118.3	55.4

Aggregate income tax expense for the period	(1.1)	—	(3.7)

(c) Tax losses and other timing differences
As at 31 December the following after tax effect of deferred tax assets has not been brought to account, and are attributable to:
- income tax losses *	103.0	90.3	55.5
- capital losses *	321.3	321.3	321.3

	424.3	411.6	376.8

*	The majority of the income tax losses and all the capital losses reported above are attributable to the Group’s U.S. subsidiaries.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

7.	INCOME TAX EXPENSE (continued)

The benefits for tax losses will only be obtained if:

(i)	the consolidated entity derives future assessable income within the prescribed time limit of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii)	the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii)	no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

(d)	Tax consolidation legislation

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

The parent entity has not recognised tax balances relating to subsidiary losses in 2005 and 2006, as these losses did not meet the recognition criteria.

			2006	2005	2004
8.	EARNINGS PER SHARE
(a)	Basic earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	cents	43.8	27.1	27.2

(b)	Diluted earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	cents	43.8	27.1	27.2

			Number of Shares
			2006	2005	2004
	Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share		1,166,285,838	1,164,075,671	1,161,164,129
	Adjustments for calculation of diluted earnings per share:
	Options		—	637,553	897,367

	Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share		1,166,285,838	1,164,713,224	1,162,061,496

(c)	Information concerning classification of securities

Options granted to employees under the WMC Employee Share Plan, prior to the Company’s demerger, are considered to be potential ordinary shares and included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in Note 20. There were no options issued to employees in the current year, and no options are outstanding following expiry of the options on 30 November 2006.

(d)	Conversion, call, subscription or issue after 31 December 2006

There have been no movements in share capital since 31 December 2006.

(e)	Reconciliations of earnings used in calculating earnings per share

	$Million
	2006	2005	2004
Profit from ordinary activities attributable to the ordinary equity holders of the company used in calculating basic and diluted earnings per share	511.1	315.6	316.4

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

	$Million
	2006		2005		2004
9. DIVIDENDS
Interim dividend No. 54 of 10 cents fully franked at 30% per fully paid share declared 3 August 2006 and paid 4 September 2006 (2005: 10 cents fully franked at 30% per fully paid share, paid on 31 October 2005; 2004:10 cents fully franked at 30% per fully paid share, paid on 6 September 2004).	116.6		116.5		116.1
Final dividend No. 53 of 10 cents fully franked at 30% per fully paid share, paid on 31 March 2006 (2005: 10 cents franked to 7.5 cents at 30% per fully paid share, paid on 31 March 2005; 2004: 10 cents fully franked at 30% per fully paid share, paid on 30 March 2004).	116.6		116.3		116.1

	233.2		232.8		232.2

Dividends paid per share	20.0	c	20.0	c	20.0	c

(a)	Dividends paid during the year

Dividend No. 54, paid on 4 September 2006, was the interim dividend for 2006. Dividend No. 53, paid on 31 March 2006, was the final dividend for 2005.

(b)	Dividends not recognised at year end

In addition to the above dividends, since year end the Directors have declared a final dividend No. 55 of 12 cents a share fully franked, declared 1 February 2007 and payable on 9 March 2007. The aggregate amount of the proposed dividend expected to be paid out of retained profits at 31 December 2006, but not recognised as a liability at year end (refer Note 1(r)) is $140.1 million.

	$Million
	2006	2005	2004
(c) Franked dividends
The fully franked dividends received from Alcoa of Australia Limited (“AofA”) in the financial year were	510.8	411.6	148.0
Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in these financial statements:
Class ‘C’ (30%) franking credits available for subsequent financial years, based on a tax rate of 30% (2005,2004: 30%)	212.5	93.5	1.9

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a)	franking credits that will arise from the payment of the current tax liability;

(b)	franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;

(c)	franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(d)	franking credits that may be prevented from being distributed in subsequent financial years.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

		Notes	$Million
			2006	2005	2004
10.	CURRENT ASSETS – CASH AND CASH EQUIVALENTS
	Cash at bank and on hand		169.0	15.2	17.7
	Money market deposits (maturity of three months or less)		—	—	100.2

			169.0	15.2	117.9

(a)	Reconciliation of cash at the end of the year
	For the purposes of the statements of cash flows, cash represents cash on hand, at the bank and on short-term deposit (maturity of three months or less) less bank overdrafts:

	Balances as above		169.0	15.2	117.9

	Balances as per cash flow statements		169.0	15.2	117.9

(b)	Cash at bank and on hand
	Average interest rate on cash holdings during 2006 was 5.1% (2005: 4.9%; 2004: 4.7%)

(c)	Money market deposits
	There were no interest bearing deposits at 31 December 2006. (2005: nil; 2004: floating interest rates between 5.4% and 5.5%).

11.	CURRENT ASSETS – RECEIVABLES

	Other debtors		0.1	0.5

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

				Consolidated Entity $Million		2004
		Notes		2006	2005
12.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
(a)	Securities not quoted on a prescribed stock exchange

	(i) Securities in entities forming Alcoa World Alumina and Chemicals (AWAC) with Alcoa Inc.
	Securities at cost:
	Balance brought forward			1,529.9	1,187.8	1,217.3
	Additional funding/capitalisation in AWAC entities			259.2	—	—
	Alcoa of Australia reinvestment of dividend			—	320.0	—
	Investment in Juruti bauxite reserves in Brazil			—	—	51.1
	Decrease in investment following sale of Chemical assets			—	—	(62.2)
	Foreign currency revaluation			(40.6)	22.1	(18.4)

	Equity accounted cost of AWAC			1,748.5	1,529.9	1,187.8
	Equity in retained profits of AWAC	12	(c)	453.0	427.5	511.9
	Equity in reserves of AWAC	12	(d)	(15.3)	37.5	2.4

	Equity accounted carrying value of AWAC			2,186.2	1,994.9	1,702.1

(b)	Equity accounted share of profits and dividends
	Equity share of profits before tax			813.4	501.1	460.2
	Equity share of tax			(266.8)	(164.0)	(148.7)

	Equity accounted share of profit after tax			546.6	337.1	311.5
	Loss on sale of Specialty Chemical assets directly held by AWAC subsidiaries (net of tax)			—	—	(28.0)
	Dividends received/receivable by the Group			(521.1)	(415.9)	(160.4)

	Shortfall/(surplus) of dividends received/receivable over equity share of profits	12	(c)	25.5	(78.8)	123.1

(c)	Share of retained profits
	Shortfall/(surplus) of dividends received/receivable over equity share of profits			25.5	(78.8)	123.1
	Transition to A-IFRS adjustments			—	(5.6)	—
	Balance brought forward			427.5	511.9	388.8

	Total equity share in retained profits carried forward			453.0	427.5	511.9

(d)	Equity accounted share of reserves of associated entities
	Opening balance			37.5	2.4	1.1
	Share based payments reserve			—	(0.5)	1.3
	Unrealised gains on derivatives, net of tax			(52.8)	35.6	—

	Total equity share of reserves			(15.3)	37.5	2.4

(e)	Accounting policies

i.	The audited consolidated financial statements of the entities forming AWAC are prepared in accordance with US Generally Accepted Accounting Principles (US GAAP). Except for Alcoa of Australia Limited (“AofA”), the reported profit after tax of AWAC is based on these US GAAP financial statements. Financial statements in US dollars have been translated to Australian dollars using average exchange rates for the period for profit and loss items, and closing rates for balance sheet items. Adjustments are made for accounting policies not allowed under Australian equivalents to International Financial Reporting Standards. The principal adjustments are to the valuation of inventories from last-in-first-out basis to a basis equivalent to weighted average cost, create an additional asset retirement obligation for dismantling, removal and restoration of each refinery, and to reverse any excesses or shortfalls of the superannuation fund assets over accrued membership benefits taken to the Income Statement.

ii.	Included in the equity accounted carrying amount at which the equity investment in AWAC is recorded, are amounts for goodwill, including profits realised in forming AWAC. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it may be impaired, and is carried at cost less accumulated impairment losses. Refer Note 1(j).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

12.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)

(f)	Additional information on associated entities

Name	Principal activities	Country of incorporation	Percentage equity
(i) Entities forming AWAC			2006	2005
Alcoa of Australia Ltd	Bauxite, alumina & aluminium production	Australia	40	40
Alcoa Alumina & Chemicals LLC	Production of alumina & alumina based chemicals	America	40	40
Abalco S.A.	Production of bauxite and alumina	Brazil	40	40
Alcoa Caribbean Alumina Holdings LLC	Holding company	America	40	40
Alumina Espanola S.A.	Production of alumina & alumina based chemicals	Spain	40	40
Matapu Sociedade de Mineracao Ltda.	Hold bauxite exploration rights	Brazil	40	40
Mineracao Sao Jorge Ltda.	Hold bauxite exploration rights	Brazil	40	40
Naruoka Participacoes Ltda.	Holding company	Brazil	40	—
Omnia Minerios Ltda.	Hold bauxite exploration rights	Brazil	40	40

(ii) Other associates

Agnew Pastoral Company Pty. Ltd.	Manage pastoral leases	Australia	40	40
Weebo Pastoral Company Pty. Ltd.	Manage pastoral leases	Australia	40	40

AWAC has a governing strategic council of five members of which Alumina appoints two members, including the Deputy Chairman.

	$Million
	2006	2005
(g) Expenditure commitments and contingent liabilities
– other expenditure commitments contracted for, including long term commitments for gas and electricity
Alcoa of Australia Ltd (“AofA”) is party to a number of natural gas and electricity contracts that expire between 2006 and 2025. Under these take or pay contracts, AofA is obligated to pay for a minimum of natural gas or electricity even if these commodities are not required for operations.	3,465.8	2,854.4

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

	Notes		$Million
			2006	2005	2004
(h) Alumina’s share of aggregate associates:
Current assets			927.3	834.7	616.9
Non-current assets			2,242.1	1,942.9	1,658.6
Current liabilities			(839.1)	(661.3)	(438.7)
Non-current liabilities			(483.0)	(419.7)	(432.6)

Net assets			1,847.3	1,696.6	1,404.2
Mineral rights and bauxite assets			142.0	145.6	145.2
Goodwill			196.9	152.7	152.7

Carrying value	12	(a)	2,186.2	1,994.9	1,702.1

Revenues			3,148.4	2,451.0	2,080.9
Expenses			(2,335.0)	(1,949.9)	(1,620.7)

Profit before income tax			813.4	501.1	460.2
Loss on sale of Specialty Chemicals Business			—	—	(28.0)
Income tax charge			(266.8)	(164.0)	(148.7)

Profit after income tax			546.6	337.1	283.5

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

	Notes		$Million
			2006	2005
13. NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT

Plant and equipment	13	(a)	0.2	0.3

(a) Plant and equipment
Cost			0.5	0.5
Accumulated depreciation			(0.3)	(0.2)

			0.2	0.3

(b) Reconciliations
Reconciliation of the carrying amount at the beginning and end of the current financial year is set out below:

Carrying amount at 1 January 2006			0.3	0.3
Depreciation expense			(0.1)	—

Carrying amount at 31 December 2006			0.2	0.3

14. CURRENT LIABILITIES – PAYABLES
Trade payables			1.3	1.1
Interest payable			11.4	2.0

			12.7	3.1

15. INTEREST-BEARING LIABILITIES
Current
Unsecured
Bank loans			380.2	478.7

Non current
Unsecured
Bank loans			207.9	—

Total			588.1	478.7

(a) Currencies
The above borrowings are due in the following currency:
US dollars			464.0	351.0

A$ equivalent of above currency			588.1	478.7

(b) Exchange rates
Exchange rates at balance date used in translations:			0.7890	0.7333
A$1 = US$

(c) Fair values

The Directors consider the carrying amounts of bank loans to approximate their fair values where ‘fair value’, by definition, is the US$ principal amount translated into A$ at the exchange rate on balance date.

(d) Financing arrangements

The Company entered into a new US$700 million multi-currency 1, 3 and 5 year loan facility to replace its A$700 million of short term loan facilities in July 2006. The 1 year facility will be refinanced during the course of 2007.

Bank loans (US$)	1 Year	3 Year	5 Year	Total
Total facilities	300.0	250.0	150.0	700.0
Used at balance date	300.0	164.0	—	464.0

Unused at balance date	—	86.0	150.0	236.0

16. CURRENT LIABILITIES – PROVISIONS
Employee benefits-provision for annual leave	0.1	0.1

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

		$Million
	Notes	2006	2005
17. NON-CURRENT LIABILITIES - PROVISIONS
Employee benefits-provision for long service leave		0.3	0.2

The aggregate of provisions for employee benefits as shown in Notes 16 and 17 are $0.4 million (2005: $0.3 million).

18. CONTRIBUTED EQUITY
	$Million
	2006	2005	2004
Ordinary share capital issued and fully paid
Balance brought forward	415.7	404.1	384.8
Shares issued	10.1	11.6	19.3

Total issued capital	425.8	415.7	404.1

Movements in ordinary share capital			Number of fully paid shares
			2006	2005	2004
Opening number of shares			1,165,645,648	1,163,111,048	1,159,557,148
Issued under Employee Share Scheme	19	(b)	1,971,100	2,534,600	3,553,900

Closing number of shares			1,167,616,748	1,165,645,648	1,163,111,048

(a)	Prior to the demerger, the establishment of the WMC Employee Share Scheme was approved by shareholders at the Annual General Meeting held on 12 December 1987. Under the Scheme a number of share plans operated. Fully paid shares, partly paid shares and share options were granted to employees since establishment of the Scheme. These options remained exercisable until 30 November 2006.

There is no ongoing option plan available to Alumina Limited directors or employees.

(b)	Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of, and amounts paid on, the shares held.

19. SHARE-BASED PAYMENTS

(a) Alumina Employee Share Plan

This is a plan under which employees may be invited to participate in the grant of a conditional entitlement to fully paid ordinary shares (a Performance Right). The Board’s intention is to make offers to each employee, but this is subject to annual determination by the Board in respect of each individual for each grant. The CEO of the Company may recommend variation in participation.

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

On termination of employment of any individual, their participation in the Plan is finalised and any performance rights not vested lapse unless the Director’s decide otherwise.

Set out below are summaries of performance rights granted under the Plan:

2006

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Expired during the year Number	Balance at end of the year Number
26/3/2003	3/12/2005	35,800	—	—	(35,800)	—
19/1/2004	21/12/2006	103,250	—	—	(51,625)	51,625
25/1/2005	16/12/2007	102,850	—	—	—	102,850
25/1/2006	7/12/2008	—	192,150	—	(300)	191,850

Total		241,900	192,150	—	(87,725)	346,325

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

19. SHARE-BASED PAYMENTS (continued)

2005

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Expired during the year Number	Balance at end of the year Number
26/3/2003	3/12/2004	46,500	—	(11,626)	(34,874)	—
26/3/2003	3/12/2005	97,200	—	—	(61,400)	35,800
19/1/2004	21/12/2006	141,050	—	—	(37,800)	103,250
25/1/2005	16/12/2007	—	139,850	—	(37,000)	102,850

Total		284,750	139,850	(11,626)	(171,074)	241,900

Expenses arising from share-based payment transactions in the Alumina Employee Share Plan

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	$Million
	2006	2005
Performance rights granted under the Alumina Employee Share Plan	0.5	0.3

(b) Employee Share Scheme

The establishment of the WMC Employee Share Scheme was approved by shareholders at the Annual General Meeting held on 12 December 1987. Under the Scheme a number of share plans have operated. Fully paid shares, partly paid shares and share options have been granted to employees since establishment of the Scheme. This Scheme expired on 30 November 2006.

Employee option plan (Expired 30 November 2006)

All permanent employees (including executive directors) of Alumina Limited and its subsidiaries who were employed, prior to demerger, by the company or a subsidiary were eligible to participate in the WMC Employee Share Scheme and be offered options for fully paid shares. Options allotted, prior to the demerger, to Alumina employees were exercisable until expiry of the scheme on 30 November 2006.

The major provisions of the option plan provided that the employee may request that the options be converted after one year from the date of allotment. Options were exercisable at their strike price. Restrictions existed for certain employees on the number of options which can be exercised in any year. If the request to convert the options to shares were not made, the Company made the call at the completion of five years from the date of issue or termination of employment. Certain designated officers were not permitted to exercise options or buy and sell shares in the period between the end of the company’s half or full financial year and the release of the respective result.

Employee share options carried no rights to dividends and no voting rights. When exercised, each option resulted in a beneficial entitlement to one fully paid ordinary share.

Year of issue	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of the year Number	Exercisable at end of the year Number
Consolidated and parent entity-2006
2001	30 Nov 2006	$5.02	1,971,100	—	(1,971,100)	—	—	—

Total			1,971,100	—	(1,971,100)	—	—	—

Weighted average exercise price:			$5.02		$5.02

Consolidated and parent entity-2005
2000	18 Dec 2005	$4.04	1,209,300	—	(1,209,300)	—	—	—
2001	30 Nov 2006	$5.02	3,296,400	—	(1,325,300)	—	1,971,100	1,971,100

Total			4,505,700	—	(2,534,600)	—	1,971,100	1,971,100

Weighted average exercise price:			$4.76		$4.55		$5.02	$5.02

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

19. SHARE-BASED PAYMENTS (continued)

Stock appreciation plan (Expired 30 November 2006)

In various years since approval of the WMC Employee Share Scheme in 1987, until the demerger of the company, the company established stock appreciation plans (SAP’s) for the benefit of employees mainly in countries outside Australia. The purpose of the SAPs was to provide such employees, who due to securities law constraints were not eligible to participate under the Options Plans, with benefits similar to those conferred by the Option Plans. This plan expired on 30 November 2006.

Under the terms of the WMC Stock Appreciation Plan (SAP), employees were invited to apply for the grant by WMC Limited. The employees were not required to pay any amount for the grant, but each WMC Limited SAP has a notional allotment exercise price, equal to the weighted average sale price of WMC shares on the ASX on the trading day that the invitation to apply for the WMC Limited SAP was made to the employee. Subject to certain exceptions, the WMC Limited SAP was not able to be redeemed until after a period of 12 months from the date of allotment and lapse on the fifth anniversary of the date of allotment. Upon redemption of a WMC Limited SAP before its expiry by the holder, the holder was entitled to a payment equal to the difference between the closing price of WMC Limited (or, post-demerger Alumina Limited) on the ASX on the trading day immediately before redemption, and the notional allotment price (assuming the former is higher).

Set out below are summaries of allotments made under SAP’s:

Year of issue	Expiry date	SAP allotment price	Balance at start of the year Number	Allotted during the year Number	Redeemed during the year Number	Expired during the year Number	Balance at end of the year Number	Exercisable at end of the year Number
Consolidated and parent entity-2006
2001	30 Nov 2006	$5.02	57,100	—	(57,100)	—	—	—

Total			57,100	—	(57,100)	—	—	—

Weighted average exercise price:			$5.02		$5.02		—	—

Consolidated and parent entity-2005
2000	18 Dec 2005	$4.04	15,400	—	(15,400)	—	—	—
2001	30 Nov 2006	$5.02	113,900	—	(56,800)	—	57,100	57,100
2002	30 Nov 2006	$5.02	400,000	—	(400,000)	—	—	—

Total			529,300	—	(472,200)	—	57,100	57,100

Weighted average exercise price:			$4.99		$4.99		$5.02	$5.02

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

			$Million
	Notes		2006	2005	2004
20. RESERVES, RETAINED PROFITS AND TREASURY SHARES

Reserves
Asset revaluation reserve			34.3	34.3	34.3
Capital reserve			16.5	16.5	16.5
Foreign currency translation reserve	20	(a)	(21.5)	(10.2)	1.3
Cash-flow hedge reserve	20	(b)	(17.2)	35.6	—
Share-based payments reserve	20	(c)	3.2	2.7	2.9

			15.3	78.9	55.0

(a) Foreign currency translation reserve
Balance brought forward			(10.2)	1.3	—
Currency translation differences arising during the year			(11.3)	(11.5)	1.3

Balance carried forward			(21.5)	(10.2)	1.3

(b) Cash flow hedge reserve
Balance brought forward			35.6	—	—
(Losses)/gains for the period	12	(d)	(52.8)	35.6	—

Balance carried forward			(17.2)	35.6	—

(c) Share-based payments reserve
Balance brought forward			2.7	2.9	1.3
Option expense
-Group			0.5	0.3	0.3
-Associates	12	(d)	—	(0.5)	1.3

Balance carried forward			3.2	2.7	2.9

(d)	Nature and purpose of reserves

(i)	Asset revaluation reserve

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

Gains on instruments used to hedge a net investment in a foreign operation determined to be an effective hedge as described in accounting policy Note 1(q).

(iv)	Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of options issued but not exercised.

	Notes		$Million
			2006	2005	2004
(e) Retained profits
Retained profits at the beginning of the financial year:
- Group			608.7	441.5	481.3
- Associates			427.5	511.9	388.8

			1,036.2	953.4	870.1
Profit attributable to the members of Alumina Limited			511.1	315.6	316.4
Dividend provided for or paid			(233.2)	(232.8)	(233.1)

Retained profits at the end of the financial year			1,314.1	1,036.2	953.4

Retained profits at the end of the financial year:
- Group			861.1	608.7	441.5
- Associates	12	(c)	453.0	427.5	511.9

			1,314.1	1,036.2	953.4

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

20. RESERVES, RETAINED PROFITS AND TREASURY SHARES (continued)

	Notes	$Million
		2006	2005	2004
(f) Treasury shares [1]
Balance brought forward		(0.6)	(0.6)

Balance carried forward		(0.6)	(0.6)

[1] Under AASB 132, if an entity reacquires its own equity instruments, those instruments shall be deducted from equity. Alumina Limited purchased shares for its long term incentive plan. There were no purchases during 2005 or 2006.

21. NOTES TO THE STATEMENTS OF CASH FLOWS (a) Reconciliation of operating profit after income tax to net cash inflow from operating activities
Operating profit from continuing operations after income tax		511.1	315.6	316.4
(Shortfall)/surplus of dividends received/receivable over equity share of profits		(25.5)	78.8	(123.1)
Depreciation and amortisation	6	0.1	—	0.1
Non-cash employee benefits expense-share based payments		0.5	0.3	0.3
Non-cash dividends received		—	(320.0)	—
Profit on sale of Specialty Chemical assets	5	—	—	(43.4)
Net exchange differences	5	—	—	(1.1)

Sub total		486.2	74.7	149.2
Change in assets and liabilities adjusted for effects of purchase and disposal of controlled entities during the financial year:
(Increase)/decrease in:
-receivables		0.4	0.3	0.2
-deferred tax assets		—	—	2.7
-other assets		0.5	(0.5)	(0.3)
(Decrease)/increase in:
-payables		9.6	0.7	(0.8)
-current tax liabilities		1.1	—	(2.5)
-other liabilities		(0.9)	(3.2)	—

Net cash inflow from operating activities		496.9	72.0	148.5

(b)	Acquisition/disposal of controlled entities

During the year the Company did not acquire or dispose of any material controlled entities.

(c)	Financing facilities

Refer to Note 22.

(d)	Non-cash financing and investing activities

	$Million
	2006	2005
Dividend received from associate *	—	320.0
Investment in associate *	—	(320.0)

*	During 2005 Alcoa of Australia, of which Alumina Limited owns 40% declared a special dividend of A$800 million (Alumina Limited share A$320 million), all of which was immediately subscribed to Alcoa of Australia for the purchase of new shares.

	$Million
	2006		2005
22. FINANCING FACILITIES
The facilities available at balance date were as follows:

Total loan facilities	887.2	[1]	700.0
Used at balance date	588.1	[1]	478.7
Available at balance date	299.1	[1]	221.3

[1]	US dollar loan balances converted to A$ equivalent at the year end exchange rate.

(a)	The 2006 loan facilities are denominated in US$ as follows:

	1 Year	3 Year	5 Year	Total
Total facilities	300.0	250.0	150.0	700.0
Used at balance date	300.0	164.0	—	464.0

Unused at balance date	—	86.0	150.0	236.0

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

23.	FINANCIAL INSTRUMENTS

(a) Interest rate risk

The Group is exposed to interest rate risk on its outstanding interest bearing liabilities and investments.

Interest rate risk exposure

The consolidated entity’s exposure to interest rate risk and the effective weighted interest rate for classes of financial assets and liabilities is set out below:

As at 31 December 2006

			Fixed interest maturing in:
$ million	Notes	Floating interest	1 year or less	Over 1 to 5 years	More than 5 years	Non-interest bearing	Total
Financial Assets

Cash and cash equivalents	10	169.0	—	—	—	—	169.0
Receivables	11	—	—	—	—	0.1	0.1

		169.0	—	—	—	0.1	169.1

Weighted average interest rate		5.1%

Financial Liabilities
Payables	14	—	—	—	—	12.7	12.7
Interest-bearing liabilities	15	588.1	—	—	—	—	588.1

		588.1	—	—	—	12.7	600.8

Weighted average interest rate		5.7%
Net financial (liabilities)		(419.1)	—	—	—	(12.6)	(431.7)

As at 31 December 2005

			Fixed interest maturing in:
$ million	Notes	Floating interest	1 year or less	Over 1 to 5 years	More than 5 years	Non-interest bearing	Total
Financial Assets
Cash and cash equivalents	10	15.2	—	—	—	—	15.2
Receivables	11	—	—	—	—	0.5	0.5

		15.2	—	—	—	0.5	15.7

Weighted average interest rate		4.9%

Financial Liabilities
Payables	14	—	—	—	—	3.1	3.1
Bank loans	15	478.7	—	—	—	—	478.7

		478.7	—	—	—	3.1	481.8

Weighted average interest rate		3.5%

Net financial (liabilities)		(463.5)	—	—	—	(2.6)	(466.1)

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

23.	FINANCIAL INSTRUMENTS (continued)

(b)	Carrying amounts and estimated fair values of financial instruments

The carrying amounts and estimated fair values of the company’s financial instruments, referred to in Note 23(a) above were as follows:

		Consolidated Entity
		Carrying amount	Fair value	Carrying amount	Fair value
	Notes	$Million		$Million
		2006	2006	2005	2005
Recognised in the Balance Sheet
Financial assets
Cash and cash equivalents	10	169.0	169.0	15.2	15.2
Current receivables	11	0.1	0.1	0.5	0.5
Financial liabilities
Current payables	14	12.7	12.7	3.1	3.1
Interest bearing liabilities	15	588.1	588.1	478.7	478.7

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

24.	INVESTMENTS IN CONTROLLED ENTITIES

Entities consolidated	Notes	Place of Incorporation
NAME
Alumina Limited		VIC, Australia

All controlled entities are wholly-owned, unless otherwise indicated

Controlled entities
Albion Downs Pty. Ltd.	C,F	WA, Australia
Alumina Holdings (USA) Inc.	A,D	Delaware, USA
Alumina International Holdings Pty. Ltd.	B,E	VIC, Australia
Alumina Brazil Holdings Pty Ltd	C,H	VIC, Australia
Alumina (U.S.A.) Inc.	A,D	Delaware, USA
Westminer (Investments) B.V.	A,D	Netherlands
Westminer Acquisition (U.K.) Limited	D	UK
Butia Participaçoes SA	A,D,G	Brazil
Westminer International (U.K.) Limited	D	UK

These controlled entities:

A)	have not prepared audited accounts as they are non-operating or audited stand-alone financial statements are not required to be prepared or filed for regulatory or statutory purposes in their country of incorporation. Appropriate books and records are, however, maintained by Alumina Limited for all controlled entities, and the audit of Alumina Limited’s consolidated accounts includes audit of the books and records for all such entities, whether or not separate annual accounts are not prepared for these entities.;

B)	have been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investment Commission (“ASIC”) Class Order 98/1418. This company, which is also referred to in the Directors’ Declaration is, with Alumina Limited, a member of a “Closed Group” as defined in the Class Order and are parties to a deed of cross guarantee which has been lodged with and approved by ASIC. Under the deed of cross guarantee, each of these companies guarantees the debts of the other companies party to the deed of cross guarantee. The consolidated assets and liabilities of these companies, and their consolidated net profits after tax for the year then ended (after eliminating inter-company investments and other inter-company transactions) are set out in the table below;

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

24.	INVESTMENTS IN CONTROLLED ENTITIES (continued)

C)	this is a small proprietary company, and is not required to prepare a financial report;

D)	has been translated as a self-sustaining entity;

E)	this company, while a small proprietary company, is included on the deed of cross guarantee;

F)	this company is deemed to be a controlled entity because of an option held by Alumina Limited to purchase all of the shares in the Company;

G)	On 30 December 2004, Alumina Limited, through a controlled subsidiary (Westminer (Investments) B.V.), acquired 100% interest in Butia Participaçoes SA, a Brazilian entity for a nominal amount. Ownership of Butia Participaçoes SA was transferred from Westminer (Investments) B.V. to Alumina Limited on 16 September 2005.

H)	This company was incorporated on 22 September 2006 and is 100% owned by Westminer (Investments) B.V.

	$Million
	2006	2005
Deed of cross guarantee
Entities which are party to a Deed of Cross Guarantee, entered into in accordance with ASIC Class Order 98/1418 are indicated above in this note. A consolidated balance sheet is set out below:

Balance sheets of closed Group

Current assets
Cash and cash equivalents	162.8	9.0
Receivables	87.0	8.2
Deferred tax assets	2.1	2.1
Other assets	—	0.5

Total current assets	251.9	19.8

Non-current assets
Investments in associates/subsidiaries	1,644.6	1,474.3
Property, plant and equipment	0.2	0.3

Total non-current assets	1,644.8	1,474.6

Total assets	1,896.7	1,494.4

Current liabilities
Payables	141.9	123.2
Interest-bearing liabilities	380.2	478.7
Provisions	0.1	0.1
Other	0.6	1.2

Total current liabilities	522.8	603.2

Non-current liabilities
Interest-bearing liabilities	207.9	—
Provisions	0.3	0.2

Total non-current liabilities	208.2	0.2

Total liabilities	731.0	603.4

Net assets	1,165.7	891.0

Equity
Contributed equity	425.8	415.7
Reserves	241.5	241.0
Retained profits	498.4	234.3

Total equity	1,165.7	891.0

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

24.	INVESTMENTS IN CONTROLLED ENTITIES (continued)

Set out below is a consolidated statement of financial performance for the closed Group:

	$Million
	2006	2005
Income statements of closed Group
Revenue from continuing operation	513.4	416.8
Other income	29.5	10.4
General and administrative expenses	(10.6)	(10.2)
Other expenses	(5.8)	(28.0)
Borrowing costs	(29.2)	(18.3)

Profit from ordinary activities before income tax	497.3	370.7

Income tax expense	—	—

Net profit	497.3	370.7

Set out below is a summary of movements in consolidated retained profits of the closed Group:

Retained profits at the beginning of the financial year	234.3	96.4
Net profit	497.3	370.7
Dividend provided for or paid	(233.2)	(232.8)

Retained profits at the end of the financial year	498.4	234.3

25.	CONTINGENT LIABILITIES

There were no contingent liabilities as at 31 December, 2006 other than those disclosed in Note 12(g) in relation to AWAC and cross guarantees given by Alumina Limited and Alumina International Holdings Pty. Ltd are described in Note 24. There are no deficiencies of assets in any of these companies.

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

		$Million
		2006	2005
26.	COMMITMENTS FOR EXPENDITURE
	Lease commitments

	Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:
	Within one year	0.1	0.1
	Later than one year but not later than 5 years	0.2	0.2

		0.3	0.3

The company leases office facilities under non-cancellable operating leases expiring within two to five years. The office lease on expiry is expected to be renewed or replaced by another lease.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

27.	RELATED PARTY TRANSACTIONS

Related parties of the Group fall under the following categories:

Wholly-owned Group

The wholly-owned Group consists of Alumina Limited and its wholly-owned controlled entities as disclosed in Note 24. Transactions between Alumina Limited and other entities in the wholly-owned Group during the years ended 31 December 2006 and 2005 consisted of:

•	loan advanced/repaid to/by Alumina Limited

•	interest paid/received on the above loans (refer Notes 4 and 6)

•	the payment of dividends to Alumina Limited (refer Note 4)

•	payment of administrative/general expenses on behalf of Alumina Limited

The above transactions were made on normal commercial terms and conditions and at market rates.

Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with entities in the wholly-owned Group:

	$Million
	2006	2005
Interest expense	0.2	0.2
Interest income	—	(1.3)
Aggregate amounts receivable/(payable) to entities in the wholly-owned Group at balance date:
Current receivables	67.0	—
Current payables	—	(181.6)

Directors and Other Key Management Personnel

Disclosures relating to directors and other key management personnel are set out in Note 28.

Other Related Parties

There are no other related party transactions.

Ownership Interests in Related Parties

Interests held in the following classes of related parties are set out in the following notes:

(a) controlled entities – Note 24; and

(b) associates – Note 12.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

28. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following persons were directors of Alumina Limited during the financial year:

Chairman – non-executive

D M Morley

Executive directors

J Marlay, Chief Executive Officer

K A Dean, Chief Financial Officer (Alternate director)

Non-executive directors

P A F Hay

R J McNeilly

M R Rayner

(b) Other key management personnel

In addition to executive directors, the following person also had authority for the strategic direction and management of the company and the consolidated entity during the financial year:

Name	Position	Employer
S C Foster	General Counsel and Company Secretary	Alumina Limited

All of the persons above were also key management persons during the year ended 31 December 2005. (Ken Dean appointed as Chief Financial Officer in November 2005).

(c) Remuneration of key management personnel

	$
	2006	2005
Short-term employee benefits	2,996,055	2,448,785
Post-employment benefits	87,042	84,411
Share based payments	496,191	198,123

	3,579,288	2,731,319

The Company has taken advantage of the relief provided by Schedule 5B of the Corporations Act 2001 and has transferred the detailed remuneration disclosures to the Director’s Report.

(d) Equity instrument disclosures relating to key management personnel

(i) Share-based compensation

Options

Alumina Limited does not have any ongoing option plans available to non-executive directors, directors, executives and senior managers or staff. Some former WMC Limited employees who are continuing employment in or are otherwise engaged by Alumina Limited, including the Chairman Mr Morley and former CFO, Mr Davies held options in Alumina Limited that were granted under the WMC Employee Share Scheme prior to the demerger of WMC Limited in December 2002. During the course of 2004, Mr Morley exercised all of his remaining options. During the course of 2005, Mr Davies exercised all of his remaining options.

(ii) Alumina Employee Performance Rights Plan

Performance rights over ordinary shares in the company are provided as remuneration. These rights vest at the end of the performance period if certain performance tests are achieved over that performance period.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

28. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(iii) Options and performance share rights holdings

The number of options and performance rights over ordinary shares in the Company held during the financial year by each director of Alumina Limited and the key management personnel of the company and the consolidated entity, including their personally related entities, is set out below:

2006

Name	Type of equity-based instrument	Number of performance rights or options held at 1 January 2006 (1)	Number granted during the year as remuneration (2)	Number vested during the year	Number lapsed during the year (3)	Number held at 31 December 2006	Vested and exercisable at the end of the year
J Marlay	Performance rights	167,550	99,300	—	(60,700)	206,150	—
S C Foster	Performance rights	62,400	32,800	—	(22,600)	72,600	—
K A Dean	Performance rights	—	50,500	—	—	50,500	—

(1	Includes the number of performance rights granted that were subject to testing in June 2006, December 2006 and December 2007 but not yet vested.
(2)	Performance rights granted in January 2006 for the 3 year performance test period concluding in December 2008.
(3)

Performance right conditions were not met for the January 2004 grant and under the ESP Rules, 50 per cent of the entitlement lapsed with the remaining 50 per cent to be re-tested in June 2007. In addition, Tranche 3 of the March 2003 grant re-tested in June 2006 lapsed.

2005

Name	Type of equity-based instrument	Number of performance rights or options held at 1 January 2005 (1)	Number granted during the year as remuneration (2)	Number vested/ exercised during the year		Number lapsed during the year (3)	Number held at 31 December 2005	Vested and exercisable at the end of the year
J Marlay	Performance rights	144,750	70,600	(5,838)		(41,962)	167,550	—
R D J Davies	Share Option	50,000	—	(50,000	)(4)	—	—	—
	Performance rights	74,300	36,500	(3,000)		(107,800)	—	—
S C Foster	Performance rights	53,900	26,300	(2,175)		(15,625)	62,400	—
K A Dean	Performance rights	—	—	—		—	—	—

(1)	Includes the number of performance rights granted that were subject to testing in June 2005, December 2005 and December 2006 but not yet vested.
(2)	Performance rights granted in January 2005 for the 3 year performance test period concluding in December 2007.
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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

28. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(iv) Shareholdings

The numbers of shares in the company held during the financial year by each director of Alumina Limited and the key management personnel of the company and consolidated entity, including their personally-related entities, are set out below.

2006 Name	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year	Balance at the end of the year
Directors of Alumina Limited
Ordinary shares
D M Morley	417,344	—	3,650	420,994
P A F Hay	31,700	—	9,512	41,212
R J McNeilly	27,370	—	4,063	31,433
M R Rayner	28,094	—	1,626	29,720
J Marlay	90,338	—	—	90,338
K A Dean	—	—	—	—

Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	28,675	—	—	28,675

2005 Name	Balance at the start of the year	Received during the year on the exercise of option/rights	Other changes during the year	Balance at the end of the year
Directors of Alumina Limited
Ordinary shares
D M Morley	413,796	—	3,548	417,344
P A F Hay	15,430	—	16,270	31,700
R J McNeilly	23,304	—	4,066	27,370
M R Rayner	26,467	—	1,627	28,094
J Marlay	84,500	5,838	—	90,338
R D J Davies [1]	90,762	53,000	(143,762)	—

[1]	Mr Davies resigned from the company on 31 October 2005.

Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	26,500	2,175	—	28,675

(e) Loans to directors and executives

No loans were made to directors or specified executives of Alumina Limited and other key management personnel of the Group, including their personally-related entities in 2006 and 2005.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

29.	REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, and its related practices:

	$Thousand
	2006	2005
(a) Remuneration for audit or review of the parent entity or any entity in the consolidated entity:
Audit of parent entity – PricewaterhouseCoopers – fees for annual audit	367	283

Audit of Annual Report on US Form 20-F – fees for annual audit	105	105
Advice on accounting standards (including transition to A-IFRS)	11	321

	483	709

(b) Remuneration for other assurance services:
Other	97	—

(c) Remuneration for taxation services:
Overseas tax services	71	101

Total	651	810

It is the consolidated entity’s policy only to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the consolidated entity are important or where PricewaterhouseCoopers is awarded assignments on a competitive basis.

30.	EVENTS OCCURING AFTER THE BALANCE SHEET DATE

There have been no significant events since 31 December 2006.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

31.	FINANCIAL REPORTING BY SEGMENT

(a)	Business segments

Years ended 31 December 2006 and 31 December 2005

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC.

The company operates in the alumina/aluminium business through its equity interests in AWAC.

(b)	Geographical segments

Year ended 31 December 2006	$Million
Consolidated	Australia	North America	Europe	Caribbean, South America & Africa*	Total
Segment revenue by location of customer**	—	—	—	—	—
Unallocated revenue	1.4	—	—	—	1.4

Consolidated revenue					1.4

Investments in Associates	1,020.7	406.6	49.6	709.3	2,186.2
Segment assets	165.2	1.2	5.0	—	171.4
Segment liabilities	601.9	—	1.1	—	603.0

Consolidated net assets					1,754.6

Acquisitions of non-current assets	—	—	—	259.2	259.2

Total acquisitions of non-current assets					259.2

Year ended 31 December 2005	$Million
Consolidated	Australia	North America	Europe	Caribbean, South America & Africa*	Total
Segment revenue by location of customer**	—	—	—	—	—
Unallocated revenue	4.0	—	—	—	4.0

Consolidated revenue					4.0

Investments in Associates	1,030.2	356.0	54.8	553.9	1,994.9
Segment assets	12.6	1.3	4.7	—	18.6
Segment liabilities	483.2	0.1	—	—	483.3

Consolidated net assets					1,530.2

Acquisitions of non-current assets	—	—	—	—	—

Total acquisitions of non-current assets					—

*	Predominantly includes assets in Jamaica, Brazil, Suriname and Guinea.
**	The Group had no sale of goods and services for the year; therefore no segment revenue is disclosed.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

32.	RECONCILIATION TO US GAAP

The accounting policies and accounting standards under which the consolidated financial statements of the Group are prepared are in accordance with A-IFRS. The major differences between A-IFRS and US GAAP are summarized and reconciled below as relates to the Company:

(a)	Associates

The major associated companies accounted for using the equity method of accounting are those entities forming Alcoa World Alumina and Chemicals (AWAC) which prepares its financial statements in U.S. dollars in accordance with US GAAP. However, one of those entities is an Australian based company which Alumina accounts for using its Australian domestic financial statements. The net income and shareholders’ equity concerned have been adjusted to conform to US GAAP.

Effective 1 January 2002, Alumina adopted APB 18, “The Equity Method of Accounting for Investments in Common Stock” for existing goodwill assets, resulting in a cumulative effect gain write off of negative goodwill amounting to $3.7 million.

The principal differences between A-IFRS and US GAAP that affect Alumina’s net income for associates, as well as its shareholders equity, either directly or through its share of associates on a continuing basis relate to the treatment of the following items:

•

Fair Value Of Accounting For Derivatives – This difference relates to embedded derivatives. Under US GAAP, some embedded derivatives are grandfathered and are not fair valued and as a result have no profit impact. Under A-IFRS, embedded derivatives are measured at fair value with changes in fair value recognised in the income statement;

•

Goodwill And Amortization – Under US GAAP, goodwill and other intangibles with indefinite useful lives are not amortized but under A-IFRS are tested for impairment annually or more frequently if events or changes in circumstances indicate that it may be impaired, and is carried at cost less accumulated impairment losses. This is consistent with A-IFRS from date of transition to A-IFRS (January 1, 2004). Accumulated amortization recognized to January 1, 2004 under previous AGAAP remains a reconciling difference to US GAAP;

•

Pension Liabilities/Assets – US GAAP differs from A-IFRS in a number of respects. The most significant difference is that under A-IFRS, an asset maximum exists for pension funds with a net asset surplus. No asset maximum exists under US GAAP;

•

Asset Retirement Obligations (“AROs”) – Under A-IFRS, AROs are required where there is a legal or constructive obligation as a result of a past event and it is probable that there will be outflows of economic benefits to settle the obligation. Under US GAAP, constructive obligations are not recognized but are only required where there is a legal obligation, an agreement or a promise has been made to a third party, the method of settlement is determinable and a settlement date is able to be estimated. The AROs recorded are in relation to refineries (Kwinana, Pinjarra, Wagerup, Pt Comfort, Suralco, San Ciprian, Jamaica and Abalco), and smelters (Point Henry and Portland).

(b)	Share based payments

Under A-IFRS, the Group is required to recognize an expense for those performance share rights that were issued to employees under the Alumina Employee Share Plan and not vested at year end.

Previous US GAAP guidance (FAS 123), permitted the application of APB 25 “Accounting for Stock Issued to Employees” which measured compensation expense using an intrinsic value model, which resulted in a GAAP difference. Effective January 1, 2006, FAS 123 was revised, effectively eliminating the alternative of using APB 25. The new standard FAS 123R, resulted in A-IFRS and US GAAP being largely aligned in respect of accounting for share based payments. AWAC elected the modified prospective application method for adoption, and prior financial statements have not been restated.

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

32.	RECONCILIATION TO US GAAP (continued)

(e)	Business combinations

Under A-IFRS, amortization of goodwill is prohibited, and replaced by impairment testing performed at least annually. Previously (up to date of transition to A-IFRS), goodwill was amortized on a straight line basis over 20 years. On transition to A-IFRS amortization of goodwill previously recognised under AGAAP to January 1 2004 was reversed. Accumulated amortization to January 1 2004 remains a difference between A-IFRS and USGAAP.

	Year to 31 Dec 2006 A$m	Year to 31 Dec 2005 A$m	Year to 31 Dec 2004 A$m
INCOME STATEMENT – US GAAP RECONCILIATION

Net income attributable to members of the holding company as reported under A-IFRS	511.1	315.6	316.4

Adjustments required to conform with US GAAP:

- Equity in US GAAP adjustments of associates (net of tax) (a)	48.7	10.5	39.1
- Share based payments (b)	—	0.3	0.3
- Recognition of deferred tax asset (d)	—	2.1	(1.4)
- Sale of Specialty Chemical Assets	—	—	(22.7)
Income tax effect of above adjustments (excluding tax of associates)	—	—	—

Total adjustments	48.7	12.9	15.3

Net income in accordance with US GAAP	559.8	328.5	331.7

This is represented by :
Net income from continuing operations	559.8	328.5	331.7

	As at 31 December
	2006 A$m	2005 A$m	2004 A$m
SHAREHOLDERS’ EQUITY – US GAAP RECONCILIATION

Shareholders’ equity as reported under A-IFRS	1,754.6	1,530.2

Adjustments required to conform with US GAAP:
- Equity in earnings and reserves of associates (net of tax) (a)	169.3	112.4
- Accumulated amortization of goodwill upon adoption of A-IFRS (e)	13.6	13.6
- Other	—	0.6

Alumina Limited shareholders’ equity according to US GAAP	1,937.5	1,656.8

ROLL FORWARD ANALYSIS OF SHAREHOLDERS EQUITY UNDER US GAAP:

Opening Alumina Limited shareholders’ equity according to US GAAP	1,656.8	1,509.3	1,406.0
Net income in accordance with US GAAP	559.8	328.5	331.7
Other comprehensive income	(56.0)	40.4	(15.5)
Dividends	(233.2)	(232.8)	(233.1)
Options exercised and then converted	10.1	11.6	19.3
Other reserves	—	(0.2)	(0.9)

Closing Alumina Limited shareholders’ equity according to US GAAP	1,937.5	1,656.8	1,509.3

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

32.	RECONCILIATION TO US GAAP (continued)

	Year to 31 Dec 2006 A$m	Year to 31 Dec 2005 A$m
NON-CURRENT ASSETS – DEFERRED TAX ASSETS

Future income tax benefit	—	—

Future income tax benefit - US GAAP
Future income tax benefit before valuation allowance:
- Income tax losses	127.2	110.3
- Income tax timing differences	(24.2)	(20.0)
- Capital losses	321.3	321.3

	424.3	411.6

Valuation allowance:
(A-IFRS, Income tax benefits not brought to account)
- Income tax losses	(127.2)	(110.3)
- Income tax timing differences	24.2	20.0
- Capital losses	(321.3)	(321.3)

	(424.3)	(411.6)

OPERATING TAX LOSSES

Operating tax losses carried forward expire as summarized below:

	Year of Expiry	A$m
Australia	Indefinitely	53.2

United States of America	2007	1.4
	2008	6.0
	2009	7.8
	2010	20.8
	2019	9.0
	2020	1.6
	2021	52.8
	2022	36.4
	2023	54.3
	2024	35.2
	2025	53.8
	2026	41.0

		320.1

Other countries	Indefinitely	0.2

Total operating income tax losses		373.5

Capital losses and timing differences relate mainly to losses which have not yet been realized or where they are realized and can be carried forward indefinitely.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

32.	RECONCILIATION TO US GAAP (continued)

EARNINGS PER SHARE

	Year to 31 Dec 2006	Year to 31 Dec 2005	Year to 31 Dec 2004
	Cents per share
Basic earnings per share calculated on net income in accordance with US GAAP (2)	48.0	28.2	28.6

Diluted earnings per share calculated on net income in accordance with US GAAP	48.0	28.2	28.5

(2) Earnings per share from continuing operations	48.0	28.2	28.6

	Year to 31 Dec 2006 A$m	Year to 31 Dec 2005 A$m	Year to 31 Dec 2005 A$m
Reconciliation of earnings used in the calculation of earnings per share

Net A-IFRS Income	511.1	315.6	316.4
Nominal interest from the conversion of partly paid shares and options	—	—	—

Potential diluted earnings	511.1	315.6	316.4

Net US GAAP earnings	559.8	328.5	331.7

INTEREST BEARING LIABILITIES

	Year to 31 Dec 2006 A$m	Year to 31 Dec 2005 A$m
(a) Analysis of repayments
Current liabilities:
In one year or less	380.2	478.7
Non-Current liabilities:
Between one and three years	207.9	—
Between three and five years	—	—
Five years thereafter	—	—

(b) Borrowings and overdrafts

Category of aggregate borrowings

	Balance at end of year	Weighted average interest rate on balance date borrowings	Maximum amount outstanding during period (i)	Average amount outstanding during period (ii)	Weighted average interest rate during period (iii)
	A$m	%	A$m	A$m	%
Year ended 31 December 2006
Other loans	588.1	5.7	594.9	447.9	5.3

Total borrowings	588.1

Year ended 31 December 2005
Other loans	478.7	4.4	484.9	419.4	3.5

	478.7

(i)	Based on bank statement balances.
(ii)	Based on average monthly balances.
(iii)	Based on weighted average monthly interest rates.
(iv)	There are no significant unused committed lines of credit for short-term financing.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2006

33.	RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

The Financial Accounting Standards Board (FASB) has issued certain Statements of Financial Accounting Standards (SFAS) which are not effective with respect to the fiscal years presented in the financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 becomes effective for Alumina on January 1, 2008. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The adoption of SFAS 157 is not expected to have a material impact on Alumina Limited’s financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, (“FIN 48”). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. On January 17, 2007, the FASB affirmed its previous decision to make FIN 48 effective for fiscal years beginning after December 15, 2006. Accordingly, FIN 48 is effective for Alumina on January 1, 2007. The adoption of FIN 48 is not expected to have a material impact on Alumina Limited’s financial statements.

34.	(Schedule I)

ALUMINA LIMITED

VALUATION AND QUALIFYING ACCOUNTS

(A$m)

Description	Balance at beginning of year	Additions charged to costs and Expenses		Deductions	Balance at end of year
	Year ended 31 December, 2006
Future income tax benefit valuation allowance	411.6	12.7	(a)	—	424.3
Provision for doubtful debts	—	—		—	—
Provision for obsolescence and loss	—	—		—	—
Provision for diminution in value of investment	—	—		—	—

	411.6	12.7		—	424.3

	Year ended 31 December, 2005
Future income tax benefit valuation allowance	376.8	34.8	(a)	—	411.6
Provision for doubtful debts	—	—		—	—
Provision for obsolescence and loss	—	—		—	—
Provision for diminution in value of investment	—	—		—	—

	376.8	34.8		—	411.6

(a)	Charged/(Credited) to income tax expense

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alumina Limited

We have completed an integrated audit of Alumina Limited and its subsidiaries’, ( “Group”) 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of cash flows and statements of changes in equity present fairly, in all material respects, the financial position of the Group at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards as adopted in Australia (A-IFRS). In addition, in our opinion, the financial statement schedule included herein presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1A, in 2005, the Company has elected to apply the exemption from restatement of comparatives for AASB 132 Financial Instruments: Disclosures and Presentation and AASB 139 Financial Instruments: Recognition and Measurement, and therefore continues to apply Australian GAAP rules to derivatives, financial assets and financial liabilities and hedging relationships for 2004.

A-IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15, that the Group maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Group’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Report of Independent Registered Public Accounting Firm (continued)

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers

Melbourne, Australia

June 28, 2007

Report of Independent Registered Public Accounting Firm

To the Members of the Strategic Council of

Alcoa World Alumina and Chemicals (“AWAC”)

In our opinion, the accompanying combined balance sheets and the related combined statements of income, members’ equity and cash flows present fairly, in all material respects, the financial position of Alcoa World Alumina and Chemicals at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AWAC’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the combined financial statements, AWAC changed its method of accounting for their benefit plans, stock-based compensation and mine stripping costs in 2006. As discussed in Note C to the combined financial statements, AWAC changed its method of accounting for conditional asset retirement obligations in 2005.

Pittsburgh, Pennsylvania

February 23, 2007

Alcoa World Alumina and Chemicals

Combined Balance Sheets

December 31, 2006 and 2005

(in millions)	2006	2005
Assets
Current assets
Cash and cash equivalents (A and M)	$195.1	$229.3
Receivables from customers	363.3	316.8
Related party receivables (H)	249.9	240.1
Other receivables	53.9	116.6
Inventories (A and D)	477.8	423.2
Prepaid expenses and other current assets	231.3	151.2

Total current assets	1,571.3	1,477.2

Properties, plants and equipment (A and E)	3,663.8	2,853.1
Investments (A, B and O)	208.9	187.7
Other assets (A and F)	638.4	604.2

Total assets	$6,082.4	$5,122.2

Liabilities
Current liabilities
Short-term borrowings (A, G, H and M)	$132.1	$113.9
Accounts payable, trade (A)	503.2	500.2
Accounts payable, related party (H)	121.3	149.3
Accrued compensation and retirement costs	112.1	106.4
Taxes, including taxes on income (L)	343.5	132.4
Deferred income taxes (L)	91.2	95.4
Other current liabilities	132.7	156.8

Total current liabilities	1,436.1	1,254.4

Accrued postretirement benefits (J)	36.0	63.6
Deferred alumina sales revenue (A)	156.7	164.3
Other noncurrent liabilities and deferred charges	198.0	171.9
Deferred income taxes (L)	227.9	214.0

Total liabilities	2,054.7	1,868.2

Contingencies and commitments (O)

Members’ equity
Members’ equity	3,975.9	3,343.6
Accumulated other comprehensive income (loss)	51.8	(89.6)

Total enterprise capital	4,027.7	3,254.0

Total liabilities and equity	$6,082.4	$5,122.2

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combined Statements of Income

Years Ended December 31, 2006 and 2005

(in millions)	2006	2005
Revenues (A)
Sales	$3,604.0	$2,829.6
Sales to related parties (H)	2,079.1	1,670.2

	5,683.1	4,499.8

Costs and expenses
Cost of goods sold	3,698.9	3,284.4
Selling, general administrative, and other expenses	80.7	62.4
Research and development expenses	18.7	18.3
Provision for depreciation, depletion and amortization (A)	216.3	196.8
Restructuring and other charges (R)	6.1	1.2
Interest expense	1.6	2.7
Other expense (income), net (S)	.8	(24.7)

	4,023.1	3,541.1

Income before income taxes and cumulative effect of accounting change	1,660.0	958.7
Provision for taxes on income (L)	537.9	313.9

Income before cumulative effect of accounting change	1,122.1	644.8

Cumulative effect of accounting change (A)	—	(.2)

Net income	$1,122.1	$644.6

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combined Statements of Cash Flows

Years Ended December 31, 2006 and 2005

(in millions)	2006	2005
Cash from operations
Net income	$1,122.1	$644.6
Adjustments to reconcile net income to cash from operations
Depreciation, depletion and amortization	216.3	196.8
Change in deferred income taxes	28.2	(0.5)
Equity income, net of dividends	9.3	(5.0)
Noncash restructuring and other charges (B, C and R)	6.1	1.2
Accounting change (A)	—	0.2
Stock based compensation	5.2	1.8
Excess tax benefits from share based payment arrangements	(.8)	—
Changes in assets and liabilities
(Increase) in receivables	(136.8)	(99.5)
(Increase) in inventories	(54.6)	(57.7)
(Increase) in prepaid expenses and other current assets	(17.0)	(144.8)
Increase in accounts payable and accrued expenses (A and H)	30.8	302.0
Increase in taxes, including taxes on income	211.1	1.0
Net change in noncurrent assets and liabilities	(139.0)	(37.7)

Cash provided from operations	1,280.9	802.4

Cash from financing activities
Net changes to short-term borrowings (A, G and H)	18.2	7.9
Capital contribution (B)	500.5	21.1
Dividends paid and return of capital to members	(989.9)	(182.1)
Additions to long-term debt	—	94.7
Payments on long-term debt	—	(106.8)
Excess tax benefits from share based payment arrangements	.8	—

Cash used for financing activities	(470.4)	(165.2)

Cash from investing activities
Capital expenditures	(836.2)	(603.9)
Additions to investments (B and O)	(26.8)	(20.8)

Cash used for investing activities	(863.0)	(624.7)

Effect of exchange rate changes on cash	18.3	(9.7)

Net change in cash and cash equivalents	(34.2)	2.8
Cash and cash equivalents
Beginning of year	229.3	226.5

End of year	$195.1	$229.3

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combined Statements of Members’ Equity

Years Ended December 31, 2006 and 2005

(in millions)	Comprehensive Income	Members’ Equity	Accumulated Other Comprehensive Loss (Income)	Total Enterprise Capital
Balance at December 31, 2004		$2,860.0	$(40.0)	$2,820.0

Comprehensive income - 2005
Net income - 2005	$644.6	644.6	—	644.6
Change in minimum pension liability, net of tax	47.2	—	47.2	47.2
Currency translation adjustments	(148.4)	—	(148.4)	(148.4)
Unrecognized gains (losses) on derivatives, net of tax
Net change from periodic revaluation	131.7	—	131.7	131.7
Net amount reclassified to income	(80.1)	—	(80.1)	(80.1)

Comprehensive income	$595.0

Capital contribution (B and N)		21.1	—	21.1
Dividends paid and return of capital to members		(182.1)	—	(182.1)

Balance at December 31, 2005		3,343.6	(89.6)	3,254.0

Comprehensive income - 2006
Net income - 2006	$1,122.1	1,122.1	—	1,122.1
Currency translation adjustments	229.5	—	229.5	229.5
Unrecognized gains (losses) on derivatives, net of tax
Net change from periodic revaluation	(100.6)	—	(100.6)	(100.6)
Net amount reclassified to income	(3.6)	—	(3.6)	(3.6)

Comprehensive income	$1,247.4

Capital contribution (B and N)		500.5	—	500.5
Dividends paid and return of capital to members		(989.9)	—	(989.9)
Cumulative effect adjustment due to the adoption of EITF 04-6		(5.6)	—	(5.6)
Cumulative effect adjustment due to the adoption of FAS 123(R)		5.2	—	5.2
Change due to adoption of SFAS 158, net of tax		—	16.1	16.1

Balance at December 31, 2006		$3,975.9	$51.8	$4,027.7

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

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

AWAC also evaluates consolidation of entities under Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 requires management to evaluate whether an entity or interest is a variable interest entity and whether Alcoa is the primary beneficiary. Consolidation is required if both of these criteria are met. AWAC does not have any variable interest entities requiring consolidation.

Investments in other entities are accounted for principally on the equity basis.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments purchased with an original maturity of three months or less.

Inventory Valuation

Inventories are carried at the lower of cost or market, with cost for a substantial portion of U.S. inventories determined under the last-in, first-out (“LIFO”) method. The cost of other inventories is principally determined under the average-cost method. See Note D for additional information.

Properties, Plants and Equipment

Properties, plants and equipment are recorded at cost. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets, averaging 33 years for structures and approximately 16 years for machinery and equipment as useful lives range between five and 25 years. Gains or losses from the sale of assets are generally recorded in other income. Repairs and maintenance are charged to expense as incurred. Interest related to construction of qualifying assets is capitalized as part of construction costs. Depletion related to mineral reserves is recorded using the units of production method. See Note E for additional information.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

Properties, plants, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets (asset group) may not be recoverable. Recoverability of assets is determined by comparing the estimated undiscounted net cash flows of the operations to which the assets (asset group) related to their carrying amount. An impairment loss would be recognized when the carrying amount of the assets (asset group) exceeds the estimated undiscounted net cash flows. The amount of the impairment loss to be recorded is calculated as the excess of the carrying value of the assets (asset group) over their fair value, with fair value determined using the best information available, which generally is a discounted cash flow analysis.

Goodwill and Other Intangibles

Goodwill and intangibles with indefinite useful lives are not amortized. Intangible assets with finite useful lives are amortized generally on a straight-line basis over the periods benefited. Goodwill and indefinite-lived intangibles are tested annually for impairment and whenever events or circumstances change, such as a significant adverse change in business climate or the decision to sell a business, that would make it more likely than not that an impairment may have occurred. If the carrying value of an indefinite-lived intangible asset exceeds its fair values, an impairment loss is recognized. The evaluation of goodwill impairment involves comparing the current fair value of the reporting unit to the recorded value, including goodwill. AWAC uses a discounted cash flow model (“DCF model”) to determine the current fair value of the reporting unit. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volume and prices, costs to produce, and working capital changes. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. However, actual fair values that could be realized in an actual transaction may differ from those used to evaluate impairment of goodwill. If the DCF model produces a fair value less than the carrying amount of the reporting unit, an impairment loss is measured by comparing the implied fair value of goodwill to the carrying amount of the goodwill. See Note F for additional information.

Computer software costs consist primarily of software costs associated with an enterprise business solution (“EBS”). EBS costs are amortized over 10 years.

Accounts Payable Arrangements

AWAC participates in computerized payable settlement arrangements with certain vendors and third-party intermediaries. The arrangements provide that, at the vendor’s request, the third-party intermediary advances the amount of the scheduled payment to the vendor, less an appropriate discount, before the scheduled payment date. AWAC makes payment to the third-party intermediary on the date stipulated in accordance with the commercial terms negotiated with its vendors. The amounts outstanding under these arrangements that will be paid through the third-party intermediaries have been classified as short-term borrowings in the combined balance sheet and as cash provided from financing activities in the combined statement of cash flows. See Note G for additional information.

On certain accounts payable contracts, AWAC has the option to elect payment terms which are extended beyond payment terms which are normal and customary in the industry. These arrangements settle within one year and have a stipulated interest rate. Amounts outstanding under these arrangements have been classified as short-term borrowings.

Revenue Recognition

AWAC recognizes revenue when title, ownership, and risk of loss pass to the customer.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

Deferred Alumina Sales Revenue

AWAC periodically enters into long-term supply contracts with alumina and aluminum customers and receives advance payments for product to be delivered in future periods. These advance payments are recorded as deferred revenue, and revenue is recognized as shipments are made and title, ownership, and risk of loss pass to the customer during the term of the contracts. As a result, prepayment of $240.0 related to an agreement with a third party customer is being amortized over the life of the contract based on the tonnage shipped.

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

Asset Retirement Obligations

AWAC recognizes asset retirement obligations (“AROs”) related to legal obligations associated with the normal operation of AWAC’s bauxite mining, alumina refining and aluminum smelting facilities. These AROs consist primarily of costs associated with spent pot lining disposal, closure of bauxite residue areas, mine reclamation, and landfill closure. AWAC would also recognize an ARO for any significant lease restoration obligation if required by a lease agreement. The fair values of these AROs are recorded on a discounted basis, at the time the obligation is incurred, and accreted over time for the change in present value. Additionally, AWAC capitalizes asset retirement costs by increasing the carrying amount of the related long-lived assets, and depreciating these assets over the remaining useful life. See Note C for additional information.

Certain conditional asset retirement obligations (“CAROs”) related to alumina refineries and aluminum smelters, have not been recorded in the combined financial statements because the fair value of such potential retirement obligations cannot be reasonably estimated. A CARO is a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within AWAC’s control. The perpetual nature of refineries and smelters, maintenance and upgrade programs, and other factors prevent a reasonable estimation to be made due to uncertainties surrounding the ultimate settlement date. At the date a reasonable estimate can be made, AWAC would record a retirement obligation for the removal, treatment, transportation, storage and/or disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, polychlorinated biphenyls (“PCBs”), various process residuals, solid wastes, electronic equipment waste and various other materials. Such amounts may be material to the combined financial statements in the period in which they are recorded.

Mine Development Costs

Costs incurred during the exploration/evaluation phases are expensed. This phase ends when we have determined that the mineral deposit can be mined and processed economically.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

Development phase costs are capitalized and include costs to construct the mine, including overburden removal, roads, and land improvements. Costs incurred during the production phase are recognized in cost of products sold and include all costs to extract the minerals, including post production overburden removal and amortization of any capitalized development costs.

Mine development costs, classified on the combined balance sheet as other noncurrent assets and deferred charges, are generally deferred and amortized over the period during which the resources are extracted on a units of production basis. Applicable mine development costs are charged to expense in the year any program is abandoned.

Capitalized mine development costs (along with all other property, plant and equipment) are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of such assets (asset group) may not be recoverable. Recoverability of assets is determined by comparing the estimated undiscounted net cash flows of the operations to which the assets (asset group) relates to the associated carrying value of the assets (asset group). The amount of the impairment loss to be recorded, if any, is calculated as the excess of the carrying value of the assets (asset group) over their fair value, with fair value generally determined using a discounted cash flow analysis. See Note F for additional information.

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

AWAC consists of a variety of different tax-paying legal entities. Income taxes are accrued and recorded on the financial statements of entities within AWAC except for entities that are multiple member limited liability companies (“LLC”). LLC income is taxable to the members that hold the LLC interest (for U.S. federal and most state income tax purposes). Therefore, current and deferred U.S. and most state tax assets and liabilities of the LLC’s are recorded in the financial statements of the members and, thus, are not reflected in AWAC’s financial statements. See Note L for additional information.

Stock-Based Compensation

Certain employees of AWAC receive stock options under Alcoa’s Long Term Incentive Stock Plan and AWAC receives charges for stock option exercises under this plan. Effective January 1, 2006, AWAC accounts for stock-based compensation in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment. AWAC recognizes compensation expense for employee equity grants using the nonsubstantive vesting period approach, in which the expense (net of estimated forfeitures) is recognized ratably over the requisite service period following the date of grant. Prior to the adoption of SFAS No. 123(R), AWAC used the nominal vesting approach related to retirement-eligible employees, in which the compensation expense is recognized ratably over the original vesting period. AWAC accounted for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. As part of AWAC’s stock-based compensation plan design, individuals that are retirement-eligible have a six-month requisite service period in the year of grant. Equity grants are issued in early January each year. As a

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

result, a larger portion of expense will be recognized in the first and second quarters of each year for these retirement-eligible employees. Compensation expense recorded in 2006 was $5.2 ($3.6 after tax). Of this amount, $1.5 pertains to acceleration of expense related to retirement-eligible employees.

As of January 1, 2005, AWAC switched from the Black-Scholes pricing model to a lattice model to estimate fair value at the grant date for future option grants. On December 31, 2005, Alcoa accelerated the vesting of 0.8 million unvested stock options granted to employees of AWAC in 2004 and on January 13, 2005. The 2004 and 2005 accelerated options had weighted average exercise prices of $35.60 and $29.54, respectively. The decision to accelerate the vesting of the 2004 and 2005 options was made primarily to avoid recognizing the related compensation expense in future financial statements upon the adoption of SFAS No. 123(R). The accelerated vesting of the 2004 and 2005 stock options reduced AWAC’s after-tax stock option compensation expense in 2006 by approximately $2.0 and an insignificant amount in 2007.

An additional change has been made to the stock-based compensation program for 2006 grants. Plan participants can choose whether to receive their award in the form of stock options, restricted stock units (stock awards), or a combination of both. This choice is made before the grant is issued and is irrevocable. This choice resulted in an increased stock award expense in comparison to 2005.

SFAS No. 123(R) requires Alcoa to recognize compensation expense for stock-based compensation ratably over the requisite service period based on the fair value of the grant. Determining the fair value of stock options at the grant date requires judgment including estimates for the average risk-free interest rate, expected volatility, expected exercise behavior, expected dividend yield, and expected forfeitures. If any of these assumptions differ significantly from actual, stock-based compensation expense could be impacted.

Derivatives and Hedging

Derivatives are held as part of a formally documented risk management program. All derivatives are held for purposes other than trading. For derivatives designated as cash flow hedges, AWAC measures hedge effectiveness by formally assessing, at least quarterly, the probable high correlation of the expected future cash flows of the hedged item and the derivative hedging instrument. The ineffective portions, if any, are recorded in revenues or other income or expense in the current period. If the hedging relationship ceases to be highly effective or it becomes probable that an expected transaction will no longer occur, future gains or losses on the derivative are recorded in other income or expense.

AWAC accounts for hedges of foreign currency exposures and certain forecasted transactions, principally purchases of natural gas and fuel oil, as cash flow hedges. The fair values of the derivatives are recorded in other current and noncurrent assets and liabilities in the combined balance sheet. The effective portions of the changes in fair values of these derivatives are recorded in accumulated other comprehensive income and are reclassified to sales, cost of goods sold or other income in the period that the transaction no longer qualifies as a cash flow hedge. These contracts cover the same periods as known or expected exposures, generally within three years. Assuming market rates remain constant with the rates at December 31, 2006, $34.2 of the $38.0 loss included in other comprehensive income is expected to be recognized in earnings over the next twelve months. See Note Q for additional information regarding accumulated other comprehensive income.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

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

Recently Adopted Accounting Standards

AWAC adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”), effective December 31, 2005. See Note C for additional information.

On January 1, 2006, AWAC adopted SFAS No. 123(R), Share-Based Payment, which requires the company to recognize compensation expense for stock-based compensation based on the fair value of the share-based employee grants. SFAS No. 123(R) revises SFAS No. 123 Accounting for Stock-Based Compensation and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations (“APB 25”). AWAC elected the modified prospective application method for adoption, and prior periods financial statements have not been restated. See Note K for additional information.

On January 1, 2006 AWAC adopted EITF 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry (“EITF 04-6”). EITF 04-6 requires that stripping costs incurred during the production phase of a mine are to be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred. Upon adoption, AWAC recognized a cumulative effect adjustment in the opening balance of retained earnings of $5.6, representing the reduction in the net book value of postproduction stripping costs of $8.6, offset by a related deferred tax liability of $3.

AWAC adopted (“SFAS”) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132 (R), (“SFAS 158”), effective December 31, 2006. SFAS 158 requires an employer to recognize the funded status of each of its defined pension and postretirement benefit plans as a net asset or liability in its statement of financial position with an offsetting amount in accumulated other comprehensive income, and to recognize changes in that funded status in the year in which changes occur through comprehensive income. The provisions of SFAS 158 are to be applied on a prospective basis; therefore, prior periods presented are not restated. The adoption of SFAS 158 resulted in the following impacts: a reduction of $22.1 in existing prepaid pension costs and intangible assets, the reduction of $47.0 in accrued pension and postretirement liabilities, and a pretax credit of $24.9 to other comprehensive income. See Note J for additional information.

Additionally, SFAS 158 requires an employer to measure the funded status of each of its plans as of the date of its year-end statement of financial position. The funded status of all of AWAC’s pension and other postretirement benefit plans is currently measured as of December 31.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”). SAB 108 was issued to provide interpretive guidance on how the effects of

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provisions of SAB 108 are effective for AWAC for its December 31, 2006 year-end. The adoption of SAB 108 did not have a material impact on AWAC’s combined financial statements.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 becomes effective for AWAC on January 1, 2008. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The adoption of SFAS 157 is not expected to have a material impact on AWAC’s combined financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, (“FIN 48”). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. On January 17, 2007, the FASB affirmed its previous decision to make FIN 48 effective for fiscal years beginning after December 15, 2006. Accordingly, FIN 48 is effective for AWAC on January 1, 2007. Management has determined that the adoption of FIN 48 will not have a material impact on AWAC’s combined financial statements.

Reclassification

Certain amounts in the previously issued financial statements were reclassified to conform to the 2006 amounts.

B.	Nature of Operations

In December 1994 and January 1995, Alcoa and Alumina Limited entered into a multi-step transaction to restructure and combine the ownership of their respective worldwide bauxite, alumina and alumina-based chemicals businesses and investments into a group of companies known collectively as AWAC. AWAC is owned 60% by Alcoa and 40% by Alumina Limited.

Primarily all bauxite mined by AWAC entities is refined into alumina by AWAC through a chemical process. The alumina is then sold to customers to be smelted into primary aluminum. Approximately 48% and 49% of AWAC’s respective 2006 and 2005 alumina production was sold to Alcoa. In addition, Alcoa of Australia (“AofA”), the largest entity within AWAC, operates integrated aluminum facilities in Australia including mining, refining and smelting operations. Approximately 72% and 70% of AofA’s 2006 and 2005 revenues of $3,650.1 and $2,842.6, respectively, were derived from alumina, and the balance was derived principally from primary aluminum.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

AWAC consists of the following entities within the noted worldwide markets:

1.	Three LLC’s, which hold all of Alcoa’s and Alumina Limited’s bauxite, alumina and industrial chemicals operations in the United States, Brazil, Suriname and Guinea; the bauxite and alumina operations in Jamaica; and the majority of bauxite and alumina shipping operations.

2.	Alcoa’s and Alumina Limited’s interest in AofA, including its aluminum smelting operations and Alumina Espanola S.A., an alumina-based chemicals business located in Spain.

3.	Abalco, S.A. (“Abalco”), an entity formed in Brazil to hold 35% of Alcoa Aluminio’s (“Aluminio”) interest in the Alumar alumina refinery (“Alumar”) and 35% of Aluminio’s interest in Mineracao Rio do Norte S.A. (“MRN”), a bauxite mine that supplies bauxite to the Alumar refinery. The 35% interest is the estimated capacity necessary to fulfill Aluminio’s export alumina sales.

4.	In conjunction with the acquisition of Reynolds Metals in 2000, Alcoa acquired certain bauxite exploration rights and interests which were held by Omnia Minerios S.A. Brazil (“Omnia”) in properties located near the city of Juruti in the State of Para, Brazil. Alcoa continued to own 100% of these interests until December 30, 2004. Effective December 30, 2004, Alcoa sold 40% of its interest in the Juruti bauxite project in Brazil to Alumina Limited. As a result of this transaction, Omnia Minerios became part of the AWAC enterprise and is now included within the AWAC financial statements.

5.	On June 28, 2004, AWAC increased its ownership stake in Halco Mining, Inc. (“Halco”) from 43% to 45%. AWAC paid $5.9 for the additional 2% interest in Halco which is accounted for as an equity investment in the combined balance sheet.

6.	On December 23, 2005, AofA exercised its preemptive rights to acquire minority partner AngloGold’s equity position in the Cape Bougainville and Mitchell Plateau joint ventures in Western Australia for $1.6, which is accounted for as an equity investment in the combined balance sheet.

7.	During 2006, Alcoa World Alumina Brasil Participoes, Ltd. (“AWA Brazil”) became an active partnership. Alcoa and Alumina Limited own 60% and 40% of AWA Brazil, respectively. Capital contributions totaling $176 were made to AWA Brazil in 2006, which Alcoa and Alumina Limited made based on their ownership percentages. The contributed capital was primarily used to purchase newly issued equity shares of Abalco. After this transaction, Abalco ownership remained 60% Alcoa and 40% Alumina Limited.

8.	AWAC received capital calls totaling $323.2 million during 2006. The contributions were primarily used to repay the short-term borrowing between Alcoa World Alumina LLC (“AAC LLC”) and Alcoa. See Note G for additional information. The remaining contributions were used by AWAC to fund the forecasted capital needs of AWA LLC’s wholly owned subsidiary Alcoa Minerals of Jamaica LLC (“AMJ”).

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

The following summarizes the concentrations of sales and net assets by major geographic region.

	2006	2005
Sales
Australia	$3,626.4	$2,831.3
U.S.	1,168.7	960.7
Other	888.0	707.8

Total sales	$5,683.1	$4,499.8

Net assets
Australia	$2,636.5	$2,352.8
U.S.	869.8	508.4
Other	521.4	392.8

Total net assets	$4,027.7	$3,254.0

C.	Asset Retirement Obligations

AWAC adopted FIN 47, effective December 31, 2005. FIN 47 clarifies the accounting for conditional asset retirement obligations (“CAROs”), as referenced in SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”). A CARO is a legal obligation to perform an asset retirement activity in which the obligation is unconditional, but uncertainty exists about the timing and (or) method of settlement, which may or may not be under the control of AWAC, and which prevents the reasonable estimation of the fair value of the CARO. Upon adoption, AWAC recognized a cumulative effect adjustment of $0.2, consisting primarily of costs related to the restoration of a leased facility. Pro forma amounts related to prior periods are not presented, as there is no impact on prior period financial statements.

In additional to the above CAROs, AWAC has recorded the AROs related to legal obligations associated with the normal operations of bauxite mining, alumina refining, and aluminum smelting facilities. These AROs consist primarily of costs associated with spent potline disposal, closure of bauxite residue areas, mine reclamation, and landfill closure. There have been no significant revisions to cash flow estimates for asset retirement obligations as of December 31, 2006.

The following table details the changes in the carrying amounts of AROs at December 31:

	2006	2005
Balance at beginning of year	$91.2	$64.1
Accretion expense	7.2	4.7
Liabilities incurred	9.4	30.6
Payments	(8.3)	(7.9)
Translation and other	10.6	(.3)

Balance at end of year	$110.1	$91.2

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

D.	Inventories

	2006	2005
Finished goods	$19.4	$11.2
Work-in-process	56.4	33.3
Bauxite and alumina	141.4	159.8
Purchased raw materials	138.2	114.8
Operating supplies	122.4	104.1

	$477.8	$423.2

Approximately 16% of total inventories at December 31, 2006, were valued on a LIFO basis. If valued on an average cost basis, total inventories would have been $60.3 and $59.6 higher at the end of 2006 and 2005, respectively.

E.	Properties, Plants and Equipment

	2006	2005
Land and land rights, including mines	$134.7	$112.6
Structures	1,785.8	1,670.1
Machinery and equipment	4,462.0	3,688.3

	6,382.5	5,471.0

Less: Accumulated depreciation and depletion	3,649.0	3,297.0

	2,733.5	2,174.0

Construction work in progress	930.3	679.1

	$3,663.8	$2,853.1

F.	Other Assets

	2006	2005
Deferred mine development	$130.2	$122.4
Deferred income taxes	78.6	83.6
Prepaid pension benefit	119.2	135.3
Deferred charges and other	259.0	226.4
Goodwill	37.0	34.9
Intangibles	14.4	1.6

	$638.4	$604.2

G.	Short-Term Borrowings

In May 2001, Alcoa entered into a loan agreement with AAC LLC whereby AAC LLC may borrow funds from Alcoa in various installments or “draw downs.” Each individual “draw down” has its own maturity not to exceed 60 days, and bears interest at the rate for deposits in U.S. dollars as determined by the British Bankers Association on the day of the borrowing. The short-term borrowings between AAC LLC and Alcoa under this agreement were fully repaid during 2006 from

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

the capital contribution made on October 31, 2006. See Note B for additional information. Outstanding amounts under this agreement were $76.1 at December 31, 2005.

During 2006, Abalco entered into a short-term note payable with a third-party bank bearing interest at 5.09%. Outstanding amounts for this agreement were $11.4 as of December 31, 2006. This amount will be repaid during 2007.

During 2006, AofA received advances from its joint venture partners in the Portland smelter. These advances are repayable upon demand. These advances accrue interest at the Australian dollar official cash rate less five basis points. The rate was 6.20% at December 31, 2006. Amounts outstanding under this arrangement were $2.8 at December 31, 2006.

AWAC participates in computerized payable settlement arrangements with certain vendors and third-party intermediaries. As of December 31, 2006 and 2005, short-term borrowings included $89.5 and $36.5, respectively, of amounts that will be paid through the third-party intermediaries. The arrangements provide that, at the vendor’s request, the third-party intermediary advances the amount of the scheduled payment to the vendor, less an appropriate discount, before the scheduled payment date. AWAC makes payment to the third-party intermediary on the date stipulated in accordance with the commercial terms negotiated with its vendors. Imputed interest on the borrowings were $1.6 in 2006 and insignificant for reclassification to interest expense in 2005. See Note A for additional information.

Alumina Espanola has the option to enter into extended trade payable arrangements which are longer than normal customary terms. These arrangements have terms up to 180 days. The extended terms can be elected at a rate of 3 month Libor + 1%. Outstanding amounts under these arrangements were $20.8 and $0 at December 31, 2006 and 2005, respectively.

During 2006, AWA LLC received advances from its joint venture partner in the Jamaica refinery. These advances are repayable upon demand. These advances accrue interest at the Cayman overnight deposit rate. The rate was 5.0% at December 31, 2006. Amounts outstanding under this arrangement were $4.3 a December 31, 2006.

H.	Related Party Transactions

AWAC is controlled by its majority owner, Alcoa. AWAC receives related party sales revenues for alumina and chemical products sold to:

	2006	2005
Alcoa	$2,055.0	$1,643.1
Other	24.1	27.1

	$2,079.1	$1,670.2

The terms for all transactions and agreements between related parties and AWAC are established by negotiation between the parties.

Certain entities within AWAC have entered into contractual agreements with Alcoa for employee services (principally related to employees of the U.S. operations), an administrative services agreement, a commodity and foreign exchange hedging agreement and an alumina sales agreement. Total costs incurred by AWAC for these agreements were approximately $80.6 in

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

2006 and $77.9 in 2005. AWAC also has a long-term bauxite purchase agreement with a partially-owned entity. Total purchases under this agreement were approximately $120.2 and $124.8 during 2006 and 2005, respectively.

In 2006 and 2005, AWAC was charged and paid $0.1 and $0.7, respectively for stock option exercises under Alcoa’s Long Term Stock Incentive Plan. These amounts were reflected as a dividend paid to partners, net of a minimal tax benefit in 2006 and $0.3 in 2005. See Note A for additional information.

I.	Lease Expense

Certain equipment, including process control hardware and software, as well as warehousing, office space, and ocean going vessels are under operating lease agreements. Total expense from continuing operations for all leases was $63.2 in 2006 and $51.2 in 2005. Under long-term leases, minimum annual rentals are $48.2 in 2007, $43.0 in 2008, $43.6 in 2009, $39.9 in 2010, $32.2 in 2011 and a total of $59.9 for 2012 and thereafter.

J.	Pension Plans and Other Postretirement Benefits

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

On September 29, 2006, SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans was issued. SFAS 158 requires, among other things, the recognition of the funded status of each defined pension benefit plan and other postretirement benefit plan on the balance sheet. Each overfunded plan is recognized as an asset, and each underfunded plan is recognized as a liability. The initial impact of the standard due to unrecognized prior service costs or credits and net actuarial gains or losses as well as subsequent changes in the funded status is recognized as a component of accumulated comprehensive loss in members’ equity. Additional minimum pension liabilities (“AML”) and related intangible assets are no longer recognized upon adoption of the new standard.

Additionally, SFAS 158 requires an employer to measure the funded status of its plans as of the date of its year-end statement of financial position. The funded status of AWAC’s pension and other postretirement benefits plans are currently measured as of December 31, 2006. AWAC adopted SFAS 158 as of December 31, 2006. The table labeled “Change due to the AML and adoption of SFAS 158” summarizes the impact at December 31, 2006. The total pretax credit to equity was $(24.9) of which $(28.5) relates to postretirement benefits and $3.6 to pension benefits.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

The table below reflects the status of AWAC’s pension and postretirement benefit plans.

	Pension Benefits		Postretirement Benefits
	2006	2005	2006	2005
Change in benefit obligation
Benefit obligation at beginning of year	$713.0	$679.5	$45.2	$38.0
Service cost	28.8	32.0	.7	.6
Interest cost	34.7	33.8	2.4	2.4
Amendments	—	—	1.6	2.5
Actuarial (gains) losses	(15.5)	29.3	(8.3)	2.6
Benefits paid, net of participants’ contributions	(33.8)	(36.7)	(1.4)	(.9)
Other transfers, net	—	1.9	—	—
Exchange rate	39.9	(26.8)	1.1	—

Projected benefit obligation at end of year	$767.1	$713.0	$41.3	$45.2

Change in plan assets
Fair value of plan assets at beginning of year	$757.5	$678.5	$—	$—
Actual return on plan assets	121.3	119.2	—	—
Employer contributions	11.7	28.1	—	—
Participants’ contributions	16.9	13.6	—	—
Benefits paid	(50.7)	(50.3)	—	—
Administrative expenses	(5.7)	(8.5)	—	—
Other transfers, net	—	1.9	—	—
Exchange rate	40.3	(25.0)	—	—

Fair value of plan assets at end of year	$891.3	$757.5	$—	$—

Funded status	$124.2	$44.5	$(41.3)	$(45.2)
Amounts attributed to joint venture partners	$(5.0)	$(3.6)	$4.3	$3.4

Net funded status	$119.2	$40.9	$(37.0)	$(41.8)
Unrecognized net actuarial (gain) loss	(5.4)	67.8	(31.5)	(25.3)
Unrecognized net prior service cost	9.6	11.3	3.8	2.5
Less: Amounts attributed to joint venture partners	.6	1.7	.8	—

Net amount recognized	$122.8	$118.3	$(65.5)	$(64.6)

Amounts recognized in the balance sheets consist of
Before the adoption of SFAS 158
Prepaid benefit	$141.3	$135.3	$—	$—
Accrued benefit liability (1)	(18.5)	(17.0)	(65.5)	(64.6)
Intangible asset	—	—	—	—
Accumulated other comprehensive loss	—	—	—	—

Net amount recognized	$122.8	$118.3	$(65.5)	$(64.6)

After the adoption of SFAS 158
Noncurrent assets	$119.2	$—	$—	$—
Current liabilities	—	—	(1.0)	—
Noncurrent liabilities	—	—	(36.0)	—

Net amount recognized	$119.2	$—	$(37.0)	$—

Amounts recognized in accumulated other comprehensive income consist of
Net actuarial gains	$(5.4)	$—	$(31.5)	$—
Prior service cost	9.6	—	3.8	—

Total, before tax effect	4.2	—	(27.7)	—
Less: Amounts attributed to joint venture partners	.6	—	.8	—

Net amount recognized, before tax effect	$3.6	$—	$(28.5)	$—

(1)	Amount includes both current and noncurrent portions of the liability.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

	Balance Prior to AML & SFAS 158 Adjustments	AML Adjustments	Balance Prior to SFAS 158 Adjustments	SFAS 158 Adjustments	Balance After AML & SFAS 158 Adjustments
Change due to the AML and adoption of SFAS 158 at December 31, 2006
Pension benefits
Prepaid pension costs (1)	$141.3	$—	$141.3	$(22.1)	$119.2
Accrued compensation and retirement costs	(18.5)	—	(18.5)	18.5	—
Accumulated other comprehensive loss (before tax) (2)	—	—	—	3.6	3.6
Deferred tax assets (1)	—	—	—	1.6	1.6
Accumulated other comprehensive loss (after tax) (2)	—	—	—	2.0	2.0
Postretirement benefits		—
Accrued postretirement benefits	(64.5)	—	(64.5)	28.5	(36.0)
Other current liabilities	(1.0)	—	(1.0)	—	(1.0)
Accumulated other comprehensive gain (before tax) (2)	—	—	—	(28.5)	(28.5)
Deferred tax assets (1)	—	—	—	(10.4)	(10.4)
Accumulated other comprehensive gain (after tax) (2)	—	—	—	(18.1)	(18.1)

(1)	Included in other assets on the combined balance sheet
(2)	Included in enterprise capital

	Pension Benefits		Postretirement Benefits
	2006	2005	2006	2005
Components of net periodic benefit costs
Service cost	$28.8	$32.0	$.7	$.6
Interest cost	34.7	33.8	2.4	2.4
Expected return on plan assets	(57.1)	(53.6)	—	—
Amortization of prior service cost	1.9	1.9	.4	.4
Recognized actuarial (gains) losses	1.9	(.2)	(1.9)	(1.9)

Net periodic benefit costs	$10.2	$13.9	$1.6	$1.5

	Pension Benefits 2007	Postretirement Benefits 2007
Amounts expected to be recognized in net periodic benefit cost
Prior service cost recognition	$1.9	$.4
Actuarial loss (benefit) recognition	$.2	$(1.8)

The accumulated benefit obligation for all defined benefit pension plans was $743.9 and $659.3 at December 31, 2006 and 2005, respectively.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

The aggregate projected benefit obligation and fair value of plan assets for the pension plan with benefit obligations in excess of plan assets were both zero, as of December 31, 2006 and $490.3 and $458.1, respectively, as of December 31, 2005. The aggregate accumulated benefit obligation and fair value of plan assets with accumulated benefit obligations in excess of plan assets were zero as of December 31, 2006 and 2005.

The unrecognized actuarial gain for postretirement benefit plans at December 31, 2006 of $31.5 primarily resulted from benefit payment projections exceeding actual payments. To the extent those gains exceed certain thresholds, the excess will continue to be recognized. Generally, these amounts are amortized over the estimated future service of plan participants, which is 14 years.

Assumptions

Weighted average assumptions used to determine benefit obligations at December 31:

	2006	2005
Weighted average assumptions
Discount rate, at year end	5.85%	5.00%
Rate of compensation increase	3.67%	3.63%

The discount rate is based upon a yield available on government bonds with a term suitable to match the liabilities.

Weighted average assumptions used to determine the net cost for years ended December 31:

	2006	2005
Weighted average assumptions
Discount rate, at year end	5.00%	4.79%
Expected long-term return on plan assets	7.77%	7.77%
Rate of compensation increase	3.63%	4.14%

The expected return on plan assets is based on historical performance as well as expected future rates of return on plan assets considering the current investment portfolio mix and the long-term investment strategy.

Assumed health care cost trend rates at December 31:

	2006	2005
Health care cost trend rate assumed for next year	7.0%	8.0%
Rate to which the cost trend rate gradually declines	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain	2011	2010

The health care cost trend rate in the calculation of the 2005 benefit obligations was 8.0% from 2005 to 2006 and 7.0% from 2006 to 2007. Actual annual company health care trend experience over the past three years has ranged from 0% to 5.3%. The 7% trend rate will be maintained for 2007.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

Assumed health care cost trend rates have an effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$0.3	$(0.3)
Effect on postretirement benefit obligations	3.6	(3.4)

Plan Assets

AWAC’s pension plans’ investment policy, weighted average asset allocations at December 31, 2006 and 2005, and target allocations for 2007, by asset category, are as follows:

	Policy Range	Plan Assets at December 31,		Target 2007
		2006	2005
Asset Category
Equity securities	35-60%	59%	59%	53%
Debt securities	30-55%	27%	29%	30%
Real estate	5-15%	7%	8%	7%
Other	0-15%	7%	4%	10%

		100%	100%	100%

The basic goal underlying pension plan investment policy is to ensure that the assets of the plan, along with expected plan sponsor contributions, will be invested in a prudent manner to meet the obligations of the plan as those obligations come due. Investment practices must comply with applicable laws and regulations.

Numerous asset classes with differing expected rates of return, return volatility and correlations are utilized to reduce risk by providing diversification. Debt securities comprise a significant portion of the portfolio due to their plan-liability-matching characteristics and to address the plans’ cash flow requirements. Additionally, diversification of investments within each asset class is utilized to further reduce the impact of losses in single investments. The use of derivative instruments is permitted where appropriate and necessary for achieving overall investment policy objectives. Currently, the use of derivative instruments is not significant when compared to the overall investment portfolio.

Cash Flows

The minimum required cash contribution to the pension plans in 2007 are estimated to be $19.2.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

Benefit payments expected to be paid to plan participants are as follows:

	Pension Benefits	Postretirement Benefits
Years Ending December 31,
2007	$66.7	$1.0
2008	70.1	1.4
2009	73.3	1.8
2010	73.0	1.8
2011	75.5	2.0
2012 through 2016	395.8	11.5

	$754.4	$19.5

Other Plans

Certain AWAC employees participates in a number of defined contribution pension plans sponsored by Alcoa. Expenses were $23.3 in 2006 and $18.8 in 2005.

Certain AWAC employees participate in a pension plan sponsored by Alcoa. Total expenses related to this plan were $1.8 and $1.7 in 2006 and 2005, respectively.

K.	Stock-Based Compensation

On January 1, 2006, AWAC adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), “Share-Based Payment,” which requires the company to recognize compensation expense for stock-based compensation based on the grant date fair value. Prior to January 1, 2006, AWAC accounted for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. AWAC has elected the modified prospective application method for adoption, and prior period financial statements have not been restated.

Stock options under AWAC’s stock-based compensation plans have been granted at not less than market prices on the dates of grant. Beginning in 2006, performance stock options were granted to certain individuals. The final number of options granted is based on the outcome of AWAC’s annual return on capital results against the results of a comparator group of companies. However, an individual can earn a minimum number of options if AWAC’s return on capital meets or exceeds its cost of capital. Stock option features based on date of original grant are as follows:

Date of Original Grant	Vesting	Term	Reload Feature
2002 and prior	One year	10 years	One reload over option term
2003	3 years (1/3 each year)	10 years	One reload in 2004 for 1/3 vesting in 2004
2004 and forward	3 years (1/3 each year)	6 years	None

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

In addition to the stock options described above, AWAC granted restricted stock units (stock awards) that vest in three years from the date of grant. Certain of these stock awards were granted with the same performance conditions described above for performance stock options. Certain employees of AWAC receive stock options and stock awards under the 2004 Alcoa Stock Incentives Plan and AWAC receives charges for stock option exercises under this plan.

An additional change has been made to the stock-based compensation program for 2006 grants. Plan participants can choose whether to receive their award in the form of stock options, restricted stock units (stock awards), or a combination of both. This choice is made before the grant is issued and is irrevocable. This choice resulted in an increased stock award expense in comparison to 2005.

The following table summarizes the total compensation expense recognized for all options and stock awards:

	2006	2005
Compensation expense reported in income
Stock option grants	$0.7	$—
Stock award grants	4.5	1.8

Total compensation expense before income taxes	5.2	1.8
Income tax benefit	1.6	0.6

Total compensation expense, net of income tax benefit	$3.6	$1.2

Prior to January 1, 2006, no stock-based compensation expense was recognized for stock options. As a result of the implementation of SFAS No. 123(R), Alcoa recognized additional compensation expense of $0.7 pretax ($0.5 after tax) in 2006 pertaining to options. There were no stock-based compensation expenses capitalized in 2006 or 2005. Alcoa’s net income for 2005 would have been reduced to the pro forma amounts shown below if employee stock option compensation expense had been determined based on the fair value at the grant dates in accordance with SFAS No. 123 and SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure an amendment of FASB Statement No. 123.

2005
Net income, as reported	$644.6
Add: Compensation expense reported in net income, net of income tax	—
Less: Compensation expense determined under the fair value method, net of income tax	4.8

Pro forma net income	$639.8

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

As of January 1, 2005, Alcoa switched from the Black-Scholes pricing model to a lattice model to estimate fair value at the grant date for future option grants. The fair value of each option is estimated on the date of grant or subsequent reload using the lattice pricing model with the following assumptions:

	2006	2005
Weighted average fair value per option
Average risk-free interest rate	$5.98	$6.18
Expected dividend yield	4.42-4.43%	2.65-4.20%
Expected volatility	2.0%	1.8%
Expected annual forfeiture rate	27-32%	27-35%
Expected exercise behavior	3%	—%
Expected life (years)	23%	32%
	3.6	3.8

The range of risk-free interest rates is based on a yield curve of interest rates at the time of the grant based on the contractual life of the option. Expected dividend yield is based on a five-year average. Expected volatility is based on historical and implied volatilities over the term of the option. Alcoa utilizes historical option exercise and forfeiture data to estimate expected annual pre and post vesting forfeitures. The expected exercise behavior assumption represents a weighted average exercise ratio of gains resulting from historical employee exercise behavior. The 2006 expected exercise behavior assumption is based on exercise patterns for grants issued from 2000 forward.

The activity for stock options is as follows: (shares and aggregate intrinsic value in millions):

2006
Outstanding, beginning of year
Number of options	4.9
Weighted average exercise price	$32.82
Granted
Number of options	0.2
Weighted average exercise price	$29.42
Exercised
Number of options	(0.3)
Weighted average exercise price	$24.33
Expired or forfeited
Number of options	(0.3)
Weighted average exercise price	$37.26
Outstanding, end of year
Number of options	4.5
Weighted average exercise price	$32.85
Aggregate intrinsic value	7.3
Exercisable, end of year
Number of options	4.3
Weighted average exercise price	$34.33
Aggregate intrinsic value	$7.1

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

The total intrinsic value of options exercised during the years ended December 31, 2006 and 2005 was $2.6 and $1.2 respectively. The cash received from exercises for the year ended December 31, 2006 was $6.1, and the tax benefit realized was $0.8.

The following tables summarize certain stock option information at December 31, 2006 (shares and intrinsic value in millions):

Options Fully Vested and/or Expected to Vest

Range of Exercise Price	Number	Weighted Average Contractual Life	Weighted Average Exercise Price	Intrinsic Value
$12.16 - $ 19.93	0.1	0.68	$16.94	$0.7
$19.94 - $ 27.71	0.8	5.10	22.44	6.2
$27.72 - $ 35.49	1.2	3.82	30.69	0.4
$35.50 - $ 45.59	2.4	3.39	37.81	—

	4.5	3.78	$32.85	$7.3

Options Fully Vested and Exercisable

Range of Exercise Price	Number	Weighted Average Contractual Life	Weighted Average Exercise Price	Intrinsic Value
$12.16 - $ 19.93	0.1	0.68	$16.94	$0.7
$19.94 - $ 27.71	0.8	5.09	22.46	6.2
$27.72 - $ 35.49	1.0	3.59	36.38	0.2
$35.50 - $ 45.59	2.4	3.39	37.81	—

	4.3	3.72	$34.33	$7.1

The following table summarizes the nonvested stock and performance options at December 31, 2006: (shares in millions):

Nonvested Option Grants	Number	Weighted Average Per Option FMV
Nonvested at January 1, 2006	0.3	$5.49
Granted	0.2	5.98
Vested	(0.3)	5.52
Forfeited	—	—

Nonvested at December 31, 2006	0.20	$5.98

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

Beginning in January of 2004, in addition to stock option awards, the company has granted stock awards and performance share awards. Both vest three years from the date of grant. Performance share awards are issued at target and the final award amount is determined at the end of the performance period.

The following table summarizes the nonvested stock and performance share awards (shares in millions):

Nonvested Awards	Stock Awards	Performance Share Awards	Total	Weighted Average Per Share FMV
Outstanding at January 1, 2006	0.1	—	0.1	$31.96
Granted	0.1	—	0.1	28.93
Forfeited	—	—	—	—
Performance share adjustment	—	—	—	—

Outstanding at December 31, 2006	0.2	—	0.2	$30.69

At December 31, 2006, there was $0.5 (pretax) of unrecognized compensation expense related to nonvested stock option grants, and $2.4 (pretax) of unrecognized compensation expense related to stock award grants. These expenses are expected to be recognized over a weighted average period of 1.8 years. As of December 31, 2006, the following table summarizes the unrecognized compensation expense expected to be recognized in future periods.

Stock-Based Compensation Expense (Pre-tax)
2007	$1.7
2008	1.2

$2.9

Alcoa issues treasury shares for the exercise of employee stock options. Alcoa has a policy of repurchasing shares to cover the dilution associated with option exercises and expects to repurchase shares in an amount that approximates options exercised during 2006.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

L.	Income Taxes

The components of income before taxes on income were:

	2006	2005
U.S.	$(51.8)	$(59.1)
Foreign	1,711.8	1,017.8

	$1,660.0	$958.7

The provision (benefit) for taxes on income consisted of:

	2006	2005
Current
U.S. federal	$7.9	$16.2
Foreign	548.5	298.2

	556.4	314.4
Deferred
U.S. federal	1.5	(2.1)
Foreign	(20.0)	1.6

	(18.5)	(.5)

	$537.9	$313.9

Reconciliation of the U.S. federal statutory rate to AWAC’s effective tax rate follows:

	2006	2005
U.S. federal statutory rate	35.0%	35.0%
Loss not taxed to AWAC	1.6	3.3
Taxes on foreign income	(4.3)	(5.9)
Other	.1	.3

Effective tax rate	32.4%	32.7%

The components of net deferred tax assets and liabilities at December 31 follow:

	2006		2005
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Depreciation	$—	$159.6	$—	$182.3
Employee benefits	15.3	48.1	14.1	—
Loss provisions	41.0	—	23.5	—
Deferred income/expense	15.0	95.4	21.0	93.8
Other	10.5	12.3	1.5	2.8

	$81.8	$315.4	$60.1	$278.9

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

M.	Derivatives and Other Financial Instruments

The carrying values and fair values of AWAC’s financial instruments at December 31 follow:

	2006		2005
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$195.1	$195.1	$229.3	$229.3
Notes receivable	0.5	0.5	1.1	1.1
Short-term debt	132.1	132.1	113.9	113.9

The methods used to estimate the fair value of certain financial instruments follow:

Cash and Cash Equivalents and Short-Term Borrowings

The carrying amount approximates fair value because of the short maturity of the instruments. The short-term borrowings weighted average interest rate is 6.92% in 2006 and 4.66% in 2005.

Noncurrent Receivables

The fair value of noncurrent receivables is based on anticipated cash flows which approximates carrying value.

Cash Flow Hedges

AWAC uses derivative financial instruments for purposes other than trading. Fair value gains (losses) of material hedging contracts at December 31 were:

	2006	2005
Other commodities, principally natural gas and fuel oil	$(38.0)	$66.2

Commodities

AWAC anticipates the continued requirement to purchase other commodities such as natural gas, and fuel oil for its operations. AWAC enters into futures and options contracts to reduce volatility in the price of these commodities. These instruments are designated as cash flow hedges and extend through March 2008. The net fair value of the outstanding instruments are a liability of $38.0 and an asset of $66.2 at December 31, 2006 and 2005, respectively.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

N.	Cash Flow Information

Cash payments for interest and taxes follow:

	2006	2005
Interest	$1.8	$2.3
Income taxes	337.7	310.1

	$339.5	$312.4

Noncash Items

There were no significant noncash items at December 31, 2006 or 2005.

O.	Commitments and Contingencies

Various lawsuits and claims and proceedings have been or may be instituted or asserted against entities within AWAC, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies. However, based on facts currently available, management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position, results of operations or liquidity of AWAC.

Pursuant to the terms of the Formation Agreement, Alcoa and Alumina Limited have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement) as well as for certain other preformation liabilities, such as existing environmental conditions, to the extent of their preformation ownership of the company or asset with which the liability is associated.

In October 2004, AWAC agreed to acquire a 20% interest in a consortium formed to acquire the Dampier to Bunbury Natural Gas Pipeline (“DBNGP”) in Western Australia exchange for an initial cash investment of $17.0, which was classified as an equity investment. AWAC has made additional contributions of $26.8 and $19.2 in 2006 and 2005, respectively and committed to invest an additional $63.0 to be paid as the pipeline expands through 2009. The investment in DBNGP was made in order to secure a competitively priced long-term supply of power to AWAC’s refineries in Western Australia. In addition to its equity ownership, AWAC has an agreement to purchase gas transmission services from the DBNGP with the ability to terminate the agreement at its discretion. AWAC’s maximum exposure to loss on the investment and related contract is approximately $340.0.

In connection with the sale of Alcoa Specialty Chemicals (“ASC”) in 2004, AWAC entered into an agreement to supply ASC with approximately 488,000 tons of alumina feedstock annually at a fixed price for 20 years. After three years and through the tenth year of the contract, the agreement provides for adjustments in pricing to the extent certain of AWAC’s costs fluctuate outside of agreed upon thresholds.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

AWAC has entered into other purchase commitments for energy and raw materials which total $1,111.5 in 2007, $829.3 in 2008, $729.3 in 2009, $630.7 in 2010, $630.9 in 2011 and $2,904.2 thereafter.

During 2001, AWAC entered into a ten-year agreement with a vendor to provide process control hardware and software at a ten-year cost of approximately $146.0. At December 31, 2006, amounts remaining to be paid on this agreement was approximately $120.0.

AWAC has standby letters of credit related to trade export activities. The total amount committed under these letters of credit, which expire at various dates in 2007 through 2014 was $26.5 at December, 31, 2006.

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

AWAC’s remediation reserve balance at the end of 2006 and 2005 was $36.7 and $28.7, respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. Of the $36.7 reserve at December 31, 2006, $30.8 is classified as current on the combined balance sheet.

Q.	Restructuring and Other Charges

Restructuring and other charges were comprised of the following at December 31:

	2006	2005
Restructuring charges	$6.1	$1.3
Other charges	—	(.1)

	$6.1	$1.2

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2006 and 2005

(in millions)

Restructuring and other charges was comprised of the following components: $6.1 and $1.3 during 2006 and 2005, respectively, of charges for the severance of 65 employees at AofA, Abalco and Alumina Espanola during 2006 and early retirement during 2005 of approximately 44 employees at AofA and Alumina Espanola S.A. as well as other severance agreements. Additionally, during 2005, AofA and Alumina Espanola S.A. recorded severance charges of $9.9 through costs of goods sold on the combined statement of income, comprehensive income and members’ equity, for the early retirement of 67 employees. Activity and reserve balances related to employee termination and severance costs are as follows:

Employee Termination and Severance Costs
2005
Reserve balance at January 1, 2005	$5.7
Cash payments	(6.3)
Restructuring charges	1.3
Ongoing early retirement and other	9.9

Reserve balance at December 31, 2005	$10.6

2006
Cash payments	$(3.0)
Restructuring charges	6.1
Ongoing early retirement and other	0.9

Reserve balance at December 31, 2006	$14.6

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

December 31, 2005 and 2004

(dollars in millions)

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