Form 20-F/A
period 2006-12-31
ALUMINA LTD
filed 2007-09-24
CIK 857071

UNITED STATES

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

Yes  ☒    No  ☐

If this is an annual report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

Item 17  ☐     Item 18  ☒

If this is an annual report, indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

(1)	Not for trading but only in connection with the listing of the American Depositary Shares.

(2)	Evidenced by American Depositary Receipts, each American Depositary Share representing four fully paid Ordinary Shares.

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A is being filed solely to supplement the Form 20-F of Alumina Limited (“Alumina” or the “Company”) for the fiscal year ended December 31, 2006, which was filed on June 29, 2007 (the “Prior Report”). Except as specifically indicated herein, no other information included in the Prior Report on Form 20-F is amended by this Form 20-F/A.

The Securities and Exchange Commission requested that reference maps be provided in relation to certain of bauxite deposits of major significance in which Alcoa World Alumina and Chemicals (“AWAC”) has an interest.

This amendment provides those maps.

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

Exhibit 12 – Certifications

12.1	Certification by CFO, Ken Dean

12.2	Certification by CEO, John Marlay

Exhibit 13 – Certifications

13.1	Certification by CEO, John Marlay

13.2	Certification by CFO, Ken Dean

Exhibit 99

99.1	Maps of certain bauxite deposits of major significance in which Alcoa World Alumina and Chemicals has an interest.

*	Previously filed as an exhibit to Alumina Limited’s Form 20-F for the year ended December 31, 2002.