Form 20-F
period 2007-12-31
ALUMINA LTD
filed 2008-05-23
CIK 857071

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

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

Ken Dean, T: +61 (0) 3 86992600, E: ken.dean@aluminalimited.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

None

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of December 31, 2007.

1,129,026,761 Ordinary Shares

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

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐

Indicate by check which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP  ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

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

For example, the amount of any future dividends received from the AWAC joint venture will be dependent in part on the future revenues from AWAC’s operations, described in this Annual Report which in turn are based in part on the market price of the products and metals produced, which may vary significantly from current levels. Virtually all of our income is derived from our share of the earnings generated by AWAC. Such variations, if materially adverse, may impact the extent of the dividends from AWAC paid to us as well as the timing or feasibility of the development of a particular project or the expansion of certain facilities. Other factors that may affect actual construction or production commencement dates, costs or production output and anticipated lives of operations or facilities of AWAC include the ability of AWAC to profitably produce and transport its products or metals to applicable markets, the impact of foreign currency exchange rates on the market prices of the products or metals produced and activities of governmental authorities in certain countries where such facilities are being operated including increases in taxes, changes in environmental and other regulations, and political uncertainty. Alumina can give no assurances that the actual production or commencement dates, cost or production output, revenue, or anticipated lives of the facilities discussed herein will not differ materially from the statements contained in this Annual Report.

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

“Demerger” means the demerger of WMC Limited’s (Alumina Limited’s) interest in non-AWAC operating businesses pursuant to an Australian scheme of arrangement and associated capital reduction and dividend distribution that occurred on December 11, 2002.

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

“SCH” means a transfer of securities on the Clearing House Electronic Subregister System operated by ASX Settlement and Transfer Corporation Pty Ltd.

“WMC Limited” is the former name of Alumina Limited prior to the Demerger.

“WMC Resources” means WMC Resources Ltd, together with its subsidiaries.

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

B. Advisors

Not applicable.

C. Auditors

Not applicable.

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

KEY INFORMATION

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data appearing below as at December 31, 2007 and 2006 and for the fiscal years ended December 31, 2007, 2006 and 2005 are set forth in Australian dollars (except as otherwise indicated), and are extracted from the audited Consolidated Financial Statements of Alumina Limited (the “Company” or “Alumina”, which, unless the context otherwise requires, includes Alumina Limited and its subsidiaries) which appear elsewhere herein.

Equity accounting is used where the consolidated entity exercises significant influence, but not control, over an investee company (the associate). Under this method, the consolidated entity’s share of the post-acquisition profits or losses of associates is recognized in the consolidated statement of financial performance, and its share of post-acquisition movements in reserves is recognized in consolidated reserves. The cumulative post acquisition movements are adjusted against the cost of the investment. Alumina's Consolidated Financial Statements are currently prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The financial statements of Alcoa World Alumina and Chemicals (“AWAC”), of which Alumina owns 40% of the assets, are prepared in accordance with US GAAP.

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the Notes thereto.

SELECTED FINANCIAL DATA UNDER IFRS

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
	(A$ million except where indicated)
Net Sales Revenue from Continuing Operations	—	—	—
Net Income from Continuing Operations	436.4	511.1	315.6
Net Income	436.4	511.1	315.6
Net Income from Operations per Ordinary Share (A$/share)	0.38	0.44	0.27
Income from Continuing Operations per Ordinary Share (A$/share) (3)	0.38	0.44	0.27
Diluted Net Income per Ordinary Share (A$/share) (4)	0.38	0.44	0.27
Cash Dividends paid per Ordinary Share (1) (A$/share)	0.24	0.20	0.20
(US$/share) (2)	0.19	0.15	0.15

	At December 31, 2007	At December 31, 2006
	(A$ million except where indicated)
Total assets	2,688.6	2,357.6
Long-term obligations	566.1	208.2
Net assets	1,663.9	1,754.6
Shareholders’ equity	1,663.9	1,754.6
Capital stock	411.9	425.8

	Millions of shares
Number of shares outstanding	1,129.0	1,167.6

(1)	Fully franked. See “Dividends” in Item 8A.

(2)	These conversions were made using exchange rates applicable at the dates of the dividend payments.
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

Period	At Period End	Average Rate (1)	High	Low
	(all figures in US$ per A$1.00)
November 2007			0.9369	0.8698
December 2007			0.8867	0.8557
January 2008			0.8981	0.8654
February 2008			0.9463	0.8934
March 2008			0.9411	0.8958

Year Ended December 31, 2003	0.7520	0.6524	0.7520	0.5629
Year Ended December 31, 2004	0.7805	0.7365	0.7979	0.6840
Year Ended December 31, 2005	0.7342	0.7627	0.7974	0.7261
Year Ended December 31, 2006	0.7884	0.7535	0.7914	0.7056
Year Ended December 31, 2007	0.8776	0.8395	0.9543	0.7724

(1)	The average of the noon buying rates on the last day of each month during the financial period.

On March 31, 2008, the Noon Buying Rate was A$1.00 = US$0.9132.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Alumina Limited’s net income is affected by movements in the prices of aluminium and alumina

AWAC’s revenue is primarily derived from sales of alumina, alumina-based chemicals and aluminium. The price that can be obtained for these commodities is influenced by the price of aluminium in the world market, and in particular, the LME price of primary aluminium. World aluminium prices are affected by numerous factors outside Alumina Limited’s control, including the overall performance of world economies and the related cyclicality in particular industries that are significant consumers of aluminium.

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

AWAC earnings are also influenced by the accounting for embedded derivatives in Alcoa of Australia Limited’s contracts for the supply of natural gas and electricity. If the aluminium price as quoted on the LME at a period end, and the estimate of long term aluminium prices in any relevant period beyond the period covered by LME prices, is higher than at the commencement of that period, a charge against income would result. Conversely, a fall in those aluminium prices would result in a credit to income for the period. Those effects on AWAC income would have a corresponding proportional negative or positive impact on the Company’s income for the period.

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

Alcoa of Australia accounted for over 90% of AWAC’s earnings in 2007 and 2006. While a significant proportion of Alcoa of Australia’s costs are incurred in A$, sales are denominated in US$. AWAC’s future profitability, as expressed in A$, and hence that of Alumina Limited may be adversely affected by a strengthening of the A$ against the US$. AWAC’s profitability may also be adversely affected by a strengthening against the US$ of other currencies in which operating or capital costs are incurred by AWAC’s refineries outside Australia.

In the past, AWAC entered foreign exchange hedging contracts to manage its exposure to the US$/A$ exchange rate. Those hedging contracts were closed-out in 2003. Throughout the financial year ending December 31, 2007 and as at May 21, 2008, AWAC had no foreign exchange hedging contracts.

In addition, a great deal of the Company’s borrowings and some equity accounted assets are denominated in US$ to protect it against foreign currency movements. The accounts of certain foreign subsidiaries are also maintained in US$. Thus a change in the A$/US$ exchange rate would have an adverse effect on the net asset value of the Company.

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

Changes in AWAC’s costs have a major impact on the Company’s profitability. The operating costs of AWAC’s mining, refining and smelting operations are subject to conditions beyond its or Alumina Limited’s control that can delay deliveries or increase costs for varying lengths of time. These conditions include weather and natural disasters, unexpected maintenance or technical problems, key equipment failures, disruptions to or other problems with infrastructure, variations in geological conditions and increases in the cost of key inputs or the non-availability of key inputs. In addition, industrial disruptions, work stoppages, refurbishments and accidents at operations can result in production losses and delays in the delivery of product, which may adversely affect profitability. A key risk in the cost of production of alumina and aluminium is the cost of energy. Increases in world oil and gas prices will increase the cost of production of alumina. Further key risks associated in the cost of production of alumina are the costs of bauxite, freight and caustic soda. Approximately 1 tonne of caustic soda is used for every 13 tonnes of alumina produced. Accordingly, an increase in caustic soda prices has the potential to reduce profitability. The alumina industry is continuing to experience significant increases in energy prices, shipping freight rates and caustic soda prices during 2008, as well as continued strong currency pressures.

AWAC’s alumina sales are made under medium to long term contracts largely linked to aluminium prices. AWAC’s alumina sales contracts generally do not permit input cost increases to be passed through to customers during the life of the contract. Certain costs are also affected by government imposts and regulations in the countries in which AWAC operates. AWAC’s costs depend upon the efficient design and construction of mining, refining and smelting facilities and competent operation of those facilities.

The electricity supply contracts to AWAC’s two smelters expire in 2014 and 2106. The cost of electricity is a substantial individual cost in the production of aluminium. The level of electricity tariffs available after the expiry of these contracts is material to the level of smelter production costs and profitability.

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

Constraints on the availability of bauxite could adversely affect Alumina’s results.

AWAC’s production of alumina is dependant upon continuing availability of bauxite supply. AWAC obtains bauxite from bauxite resources to which it has access under mining leases and under short term and long term contracts. Any interruption in the supply of bauxite to AWAC’s refineries, caused by such factors as natural disasters, political events, deterioration in the quality of available bauxite resources each could have a material impact on our profitability.

AWAC is exposed to regulatory and court action, each of which could adversely affect Alumina’s results.

Governments extensively regulate AWAC’s mining and processing operations. National, state and local authorities in Australia and other countries in which AWAC operates regulate the mining industry with respect to matters such as employee health and safety, permitting and licensing requirements and environmental compliance, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, and the effects that mining has on groundwater quality and availability. Numerous governmental permits and approvals and leases are required for AWAC’s mining and processing operations. AWAC is required to prepare and present to national, state or local authorities data pertaining to the effect or impact that any proposed exploration or production activities may have upon the environment. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration, expansion or production operations. Failure to comply with the laws regulating AWAC’s businesses may result in sanctions such as fines or orders requiring positive action by AWAC which may involve capital expenditure or the removal of licences and/or the curtailment of operations. This relates particularly to environmental regulations.

The possibility exists that new legislation or regulations may be adopted which may materially adversely affect AWAC’s mining and processing operations or AWAC’s cost structure. New legislation or regulations or more stringent interpretations or enforcement of existing laws and regulations may also require AWAC’s customers to change operations or incur increased costs. These factors and legislation, if enacted, could have a material adverse effect on AWAC’s, and hence Alumina Limited’s, financial condition and results of operations.

In Australia, the Federal Government has announced its intention to establish a national emissions trading scheme to reduce greenhouse gas emissions from 2010. The Government has acknowledged that the design of any scheme must address the competitive challenges facing emission-intensive trade-exposed industries in Australia. At present, it is not possible to assess the impact that a future national emissions trading scheme may have on AWAC and Alumina Limited, however, it may materially increase AWAC’s capital expenditure and/or production costs.

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

Capital costs for development of alumina refinery and other mineral resource projects have increased substantially in recent years, due to higher steel and other raw material prices and significant increase in labour and contractor costs. In particular, shortages of skilled labour due to an increase in the number of mineral resource project developments, including in Australia and Brazil, has resulted in cost increases for the development of projects in those locations. Also, the US dollar has fallen in value against currencies such as the Australian dollar, the Euro and Brazilian Real. Where development projects, such as AWAC’s Sao Luis and Juruti projects, incur labour and material costs in the currency of the project country, a weaker US dollar results in a higher project cost in US dollar terms.

Native title in Australia poses risks to the status of some of AWAC’s properties

‘Native title’ describes the rights and interests of Aboriginal and Torres Strait Islander people in land and waters according to their traditional laws and customs that are recognised under Australian law. There are current claimant applications for native title determinations in the Federal Court of Australia over areas that include Alcoa of Australia’s operations. Court decisions and various pieces of legislation make it evident that there are complex legal and factual issues affecting existing and future Alcoa of Australia interests. At this stage, we cannot make any assessment of the impact of the recent and pending court cases on AWAC’s operations or the current claimant applications for native title over AWAC’s operations. See Item 8A “Legal Proceedings—Native Title in Australia.

Alumina Limited does not hold a majority interest in AWAC, and decisions made by majority vote may not be in the best interests of Alumina

AWAC’s strategic direction is determined by a five member Strategic Council, consisting of three Alcoa representatives and two Alumina Limited representatives. An 80 per cent majority is required to approve changes that effect:

•	a change of the scope of AWAC;

•	a change in the minimum 30 per cent dividend policy;

•	a sale of all, or a majority of, the assets of AWAC;

•	equity calls on behalf of AWAC totalling, in any one year, in excess of US$1 billion; and

•	loans to Alcoa, alumina or their affiliates by AWAC entities (including loans between AWAC entities).

AWAC’s decisions are otherwise by majority vote. Alcoa has a 60 per cent interest in AWAC and has a majority vote. Subject to the application of fiduciary duties, it could occur that AWAC decisions by majority vote are not in the best interests of Alumina Limited.

Alumina Limited cash flows depend on the availability of dividends from AWAC

Alumina Limited’s cash flows will be generated primarily from distributions made by AWAC, by way of dividend or capital return. AWAC management determines the timing and magnitude of AWAC dividends and capital returns, subject to the relevant provisions of the AWAC Agreements. Alumina Limited cannot unilaterally determine AWAC’s dividend policy or the quantum or timing of dividends to be paid by AWAC. AWAC must distribute by way of dividends, in each financial year, at least 30 per cent of the net income of the prior year of the entities comprising AWAC, unless the Strategic Council agree by an 80 per cent majority vote to pay a smaller dividend.

During 2006 the AWAC joint partners entered a new funding agreement with a five year term, under which capital expenditure during such term is to be funded by the joint venture partners contributing directly to cash calls issued by the relevant AWAC entity. When such cash calls are issued, additional dividends equal to the amount of the cash call will, subject only to availability of cash and earnings, be paid by AWAC entities to the joint venture partners. The funding agreement is expected to substantially reduce the risk, during the term of the agreement, of only the minimum 30 per cent dividend being paid during times of AWAC growth capital expenditure.

Alumina is liable for further capital calls by Alcoa under the AWAC arrangements.

AWAC may make an annual capital request of the partners of up to US$1 billion following approval by a majority vote of AWAC’s Strategic Council. Alcoa has a majority of the votes on the AWAC Strategic Council. Alumina Limited is required to fund its share of the request subject to the provisions of the agreement. If Alumina Limited is unable or unwilling to obtain equity or debt funding or has insufficient retained earnings (i.e. cash) to make this capital contribution, it may ultimately run the risk of its equity interest in AWAC being diluted. Accordingly, there is a risk that Alumina Limited will be unable to fund an AWAC capital request made unilaterally by Alcoa, in the future, and that its interest in AWAC could be diluted.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Alumina Limited, previously called WMC Limited until its name change in December 2002 as part of the demerger, was incorporated in 1970. The demerger was effected through an Australian court-approved scheme of arrangement and associated capital reduction and dividend distribution. In 1979 it became the holding company of the WMC Group which commenced operations in 1933. The Company is listed on the Australian Stock Exchange. At December 31, 2007, Alumina had total consolidated assets of A$2.7 billion. Alumina’s income from continuing operations was A$436.4 million in the year ended December 31, 2007 and A$511.1 million in the year ended December 31, 2006.

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

Following the demerger, Alumina Limited’s primary assets comprised the interests in the AWAC joint venture with Alcoa Inc. AWAC has interests in bauxite mining, alumina refining and two operating aluminium smelters. Coincident with the demerger, WMC Limited changed its name to “Alumina Limited” and has maintained its listings on the ASX and the NYSE.

B. The Demerger

On December 11, 2002, Alumina Limited (formerly known as WMC Limited) demerged its interest in the Alcoa World Alumina and Chemicals joint venture (“AWAC”) from its nickel, copper/uranium and fertilizer businesses and exploration and development interests. The demerger was effected through an Australian court-approved scheme of arrangement and associated capital reduction and dividend distribution. As a result of the demerger, Alumina Limited (“Alumina”) held the interest in AWAC, and WMC Resources Ltd, which prior to the demerger was a wholly owned subsidiary of WMC Limited, held the nickel, copper/uranium and fertilizer businesses and exploration and development interests previously held within the WMC Limited group.

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

•	During 2005 and 2006, Alcoa of Australia completed a 657,000 tonnes expansion at the Pinjarra alumina refinery in Western Australia at a cost of US$510 million.

•	During 2007, Alumina Limited contributed A$489.4 million to fund AWAC’s expansion projects in Brazil and Jamaica.

•

During the first quarter of 2008, Alumina Limited contributed a further A$130.6 million to fund the AWAC expansion projects in Brazil and Jamaica. Further contributions to fund these projects will be made during the course of 2008.

AWAC’s Global Interests as at December 31, 2007

*	All Alumina Chemical assets were sold February 27, 2004, except for chemical grade alumina refining at Kwinana, San Ciprian and Point Comfort.

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

There was substantial investment in the AWAC joint venture in 2007 through expansion projects in bauxite mining and alumina refining.

AWAC’s capital expenditure was US$1,236 billion in 2007, compared with US$855 million in 2006. Capital expenditure of US$939 million in 2007 for growth projects was spent principally on the Alumar refinery expansion and development of the Juruti bauxite mine, in Brazil.

The new Juruti bauxite mine and the expansion of the Alumar refinery in Brazil by 2.1 million mtpy (AWAC 54 per cent share) are both expected to reach mechanical completion by the first quarter 2009. The expected cost of the Juruti mine and AWAC’s share of the Alumar refinery expansion has increased from US$1.7 billion at December 2006 to US$2.3 billion at June 2007. The estimated capital costs have increased during the construction phase due to the appreciation of the Brazilian currency and increased construction costs. The contracting market for major projects in Brazil is experiencing substantial increases for project engineering fees, construction equipment and labour costs. AWAC’s share of the Alumar refinery expansion and development of the new Juruti mine, including the cost of infrastructure to support future capacity expansion, was estimated in January 2008 to be approximately US$2.5 billion. The increase in estimated project costs, of US$200 million above the US$2.3 billion forecast advised in mid-2007 arises solely from the appreciation of the Brazilian currency, in which the majority of project costs are denominated. Since January 2008 the two projects have been impacted by changes in the USD/Brazilian Real exchange rate, the impact of an unseasonally wet season on construction progress, and an extended construction schedule. The estimate of the capital costs for the two projects is currently undergoing a re-estimation process.

The initial 2.6 million mtpy project at Juruti includes the cost of infrastructure investment to support future capacity expansions and is an important part of AWAC’s strategy to own and operate high quality bauxite mining operations close to its refineries.

Construction of the 146,000 mtpy expansion project at Jamalco (100% AWAC) was completed in the first half of 2007. Preliminary engineering for the development of an expansion of the Wagerup refinery in Western Australia by approximately 2 million mtpy, continued in 2007. The pre feasibility phase of the Wagerup expansion project has been extended into 2008.

The alumina production capacity of AWAC at December 31, 2007 was approximately 15 million tonnes per annum, comprised of Australian operations—8.9 million tonnes; USA—2.3 million tonnes; Spain—1.5 million tonnes; Suriname—1.2 million tonnes; Jamaica—0.8 million tonnes; and Brazil—0.3 million tonnes. In the year ended December 31, 2007, AWAC’s alumina production was 14.3 million tonnes, in line with 2006. Production was impacted during the first quarter by power outages at two Western Australian refineries, and by a general strike in Guinea which curtailed bauxite mining and exports. Production was further disrupted during the third quarter by severe hurricane damage to the Jamalco refinery, particularly the port and ship-loading facilities, preventing shipping movements for approximately 11 weeks. These disruptions were offset by additional production at other AWAC refineries. The Pinjarra refinery established a new production level at a rate of 4.2 million mtpy during the fourth quarter of 2007, and Wagerup, Sao Luis and Suralco refineries also established annual production records during 2007.

ALCOA WORLD ALUMINA AND CHEMICALS—SELECTED FINANCIAL DATA

(Total of AWAC Entities—Figures reflect 100% of AWAC) (2)

	Year Ended December 31, 2007 (1) (3)	Year Ended December 31, 2006 (1) (3)	Year Ended December 31, 2005 (1) (3)	Year Ended December 31, 2004	Year Ended December 31, 2003
	(A$ million)
Financial Results
Net Sales Revenue	6,911.7	7,542.3	5,899.8	5,203.0	5,089.8
Depreciation and Amortization	330.8	287.1	258.0	252.1	261.6
Profit before Tax	1,681.8	2,203.1	1,257.0	1,203.3	957.5
Profit after Tax	1,135.6	1,489.2	845.2	799.0	683.3

	As at December 31, 2007 (1) (4)	As at December 31, 2006 (1) (4)	As at December 31, 2005 (1) (4)	As at December 31, 2004	As at December 31, 2003
	(A$ million)
Balance Sheet Summary
Current Assets	1,600.8	1,993.0	2,012.0	1,499.8	1,142.6
Current Liabilities	1,563.1	1,821.5	1,708.5	1,197.4	1,020.2
Total Assets	8,525.6	7,714.9	6,976.6	5,601.9	5,349.9
Net Assets	6,173.5	5,108.7	4,432.0	3,613.1	3,379.4

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
Production
Alumina (thousands of tonnes)	14,262	14,257	13,742	13,617	13,074
Aluminium (thousands of tonnes)	387.4	377.4	377.3	385.7	384.4

(1)	Based upon audited financial statements prepared in accordance with US GAAP which are included as part of the Financial Report.
(2)	Alumina Limited owns 40% of AWAC.
(3)

The AWAC financial results are in US$ and have been translated at an exchange rate of A$1.00=US$0.8395 at December 31, 2007, A$1.00=US$0.7535 at December 31, 2006 and A$1.00=US$0.7627 at December 31, 2005.

(4)

The AWAC balance sheets are in US$ and have been translated at an exchange rate of A$1.00=US$0.8776 at December 31, 2007, A$1.00=US$0.7884 at December 31, 2006 and A$1.00=US$0.7342 at December 31, 2005.

AWAC Exploration and Mining Properties

AWAC’s present sources of bauxite are sufficient to meet the forecasted requirements of AWAC’s alumina refining operations for the foreseeable future. The following table provides information on AWAC’s bauxite interests:

AWAC Active Bauxite Interests 1

Country	Project	Mining Rights (% entitlement)	Expiration date of mining rights
Australia	Darling Ranges Mines	Alcoa of Australia (AofA) [2] (100%)	2045
Brazil	Trombetas	Mineracao Rio do Norte S.A (MRN) [3] (100%)	2046	[4]
Guinea	Boke	Compagnie des Bauxite de Guinee (CBG) [5] (100%)	2038	[6]
Jamaica	Clarendon / Manchester Plateau	Alcoa Minerals of Jamaica LLC [7](55%) Clarendon Aluminia Production Ltd [8] (45%)	2042
Suriname	Caramacca	BHP Billiton (45%) Suriname Aluminum Company, LLC (Suralco) [7] 55%)	2012	[9]
Suriname	Coermotibo	BHP Billiton (45%) Suralco (55%)	2033	[9]
Suriname	Kaimangrasi	BHP Billiton (45%) Suralco (55%)	2033	[9]
Suriname	Klaverblad	BHP Billiton (45%) Suralco (55%)	2033	[9]

[1]

AWAC also has interests at the following locations that do not currently produce bauxite: Cape Bougainville and Mitchell Plateau in Australia. Juruti in Brazil (scheduled for completion in early 2009 and expected to initially produce 2.6 million year mtpy. Brownsberg,Coermotibo DS, Lely Mountains and Nassau in eastern Suriname.

[2]	AofA is part of the AWAC group of companies and is owned 40% by Alumina Limited and 60% by Alcoa Inc
[3]

Aluminio holds an 8.6% interest, Abalco SA (Abalco) holds a 4.6% interest and Alcoa World Alumina LLC (AWA LLC) holds a 5% interest in MRN. Abalco and AWA LLC are both part of the AWAC group of companies and are owned 40% by Alumina Limited and 60% by Alcoa Inc. MRN is jointly owned with affiliates of Rio Tinto Alcan Inc. (formerly Alcan Inc.), Companhia Brasileira de Aluminio, Companhia Val do Rio Doce, BHP Billiton plc (BHP Billiton) and Norsk Hydro. Aluminio, Abalco, and AWA LLC purchase bauxite from MRN under long-term supply contracts.

[4]

Brazilian mineral legislation does not establish the duration of mining concessions. The concession remains in force until the complete exhaustion of the deposit. The company estimates that the concessions at Trombetas will last until 2046. Depending, however, on actual and future needs, the rate at which the deposits are explored and government approval, the concessions may be extended to (or expire at) a later (or an earlier) date.

[5]

AWA LLC owns a 45% interest in Halco (mining), Inc. Halco owns 100% of Boke Investment Company, a Delaware company, which owns 51% of CBG. The Guinean Government owns 49% of CBG, which has the exclusive right through 2038 to develop and mine in certain areas within a 10,000 square mile perimeter in northwest Guinea.

[6]	AWA LLC has a bauxite purchase contract with CBG that will provide AWAC with bauxite through 2011.
[7]	This entity is part of the AWAC group of companies and is owned 40% by Alumina Limited and 60% by Alcoa Inc.
[8]	Clarendon Alumina Production Ltd is a wholly-owned subsidiary of the Government of Jamaica.
[9]

In addition to the other named Suriname interests, Lelydorp was an active site until the mine was exhausted and closed in February 2007. While mining rights at Caramacca extend until 2012, and rights at the remaining Suriname locations extend until 2033, it is likely that all currently operated eastern Suriname bauxite reserves will be exhausted during 2010. Alternate sources of bauxite are being evaluated in eastern and western Suriname.

AWAC does not designate bauxite deposits as reserves. AWAC’s bauxite deposits are large resource areas with mining rights that expire in almost all cases more than 30 years from today. Furthermore, bauxite is found close to the earth’s surface and does not require extensive processing to feed alumina refineries. Given the nature of how bauxite exists, the large size of AWAC’s bauxite resources, and the length of AWAC’s mining rights, it is uneconomic for AWAC to incur significant costs to establish bauxite reserves that reflect the size of the bauxite resources it has, and AWAC has determined that this would be an unnecessary expense.

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

Bauxite deposits are not evaluated on a basis which could be described as a ‘cutoff grade’. The suitability of any particular bauxite deposit for refining into alumina depends on a number of characteristics of the deposit. It is also a function of the development and application of technologies appropriate to the specific chemical and physical characteristics of the material.

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

Australia

Cape Bougainville—Mining Leases M80/47 to 60

Cape Bougainville is located in the Kimberley region of Western Australia. Access is via a poor access road from Wyndham, or by small plane. Mining leases were issued to a consortium owned 67.5% by Mitchell Plateau Bauxite Co. (a wholly owned subsidiary of Rio Tinto) with the remaining 32.5% owned by Alcoa of Australia. The mining leases grant rights to explore on the lease area for a period of 21 years, expired in September 2006. Current renewal applications are in progress. The Cape Bougainville bauxite deposits are lateritic plateau type. The group of deposits is composed of three major plateaus each about 23km square in surface and 16 other plateaus of variable sizes. The geology is similar to that of the Mitchell Plateau (see below), derived from the Carson volcanics, a basic extrusive. These deposits have a medium to high available alumina content. Reactive silica levels are moderate to high. No exploration work has been carried out on the mining leases since the late 1970’s, partially due to ongoing negotiations and regulatory requirements in regard to the Indigenous Traditional Owners. The original owner, AMAX, completed minor drilling from 1966 to 1972. No exploration has been undertaken since then. There are no infrastructure facilities and equipment of note. Costs have been included in Mitchell Plateau costs.

Mitchell Plateau Special Temporary Reserve (TR 5601H)

Mitchell Plateau is located in the Kimberley region of Western Australia. Access is via a poor access road from Wyndham, or by small plane. Mining leases were issued to a consortium owned 65.625% by Mitchell Plateau Bauxite Co. (a wholly owned subsidiary of Rio Tinto) with the remaining 34.375% owned by Alcoa of Australia. The mining leases grant rights to explore for and mine bauxite on the lease area. Granted on original condition that the mine would be developed, the Western Australian Government has granted extensions to the original commencement date and is reviewing the latest extension request. The Mitchell Plateau bauxite deposits conform to the global classification of lateritic plateau type. They are residual near surface in nature, gibbsitic and derived from the Carson volcanics, a basic extrusive. These deposits have a medium to high available alumina content. Reactive silica levels are moderate. No exploration work has been carried out on the temporary reserve since the late 1970’s and latest feasibility study concluded it was uneconomic to develop at present. The original owner, AMAX, completed drilling from 1966 to 1972. Mitchell Plateau Bauxite Co. undertook some further limited drilling from 1973 to 1976. No exploration has been undertaken since then. There are no infrastructure facilities and equipment of note. An airstrip for light planes is kept in a serviceable condition. Tenement rentals, administration and other basic requirements amount to approximately US$100,000 to US$150,000 per annum.

M.L. 1sa Darling Range Western Australia Special Agreement (bauxite only) Mining Lease

M.L. 1sa is approximately 7,000 square kilometres with the Darling scarp being its western margin, extending from the capital city of Perth south to the town of Collie. Alcoa of Australia has exclusive rights to explore for and mine bauxite on the lease. Lease renewal will occur in 2045. State Government approval of annual Five Year Mine Plans and forest clearing boundaries, plus meeting established rehabilitation standards, are conditions for ongoing mining operations. Darling Range bauxite deposits conform to global classification of lateritic plateau type. They are residual near surface in nature, gibbsitic and derived from Archean granites, gneisses and Precambrian dolerite intrusives. By world standards, these deposits have low available alumina content. Reactive silica levels are also low. Currently, Alcoa of Australia has two operating mines (Huntly and Willowdale) on the lease, supplying three refineries (Kwinana, Pinjarra and Wagerup). The annual mining rate is currently 37 million metric tonnes of bauxite. Annual alumina production is 8.8 million tonnes. Approximately 75% of the lease has been explored by drilling. Annually, about 50,000 drill holes are programmed for reserve/resource definition. The infrastructure on the property consist of buildings for administration and services, mobile and fixed plant workshops, power, fuel and water supply amenities. Equipment located on the property consists of mining production fleet of heavy equipment, mobile and fixed plant maintenance equipment, crushers and conveyors. The source of power is electrical from the refinery with diesel trucked in. Water is sourced from an owned dam with back-up from state government water supply dams when required. Operating expenditure amounted to US$200 million and capital expenditure of US$10.3 million for 2007. About US$486 million cumulatively has been spent on exploration and development to date.

Brazil

Juruti Regional Exploration Area—Bauxite Exploration

Located in the Para and Amazonas. The nearest town is Juruti in the state of Para and Nhamunda in Amazonas. Access in Para is by rural roads. In Amazonas access is by boat. Total of all exploration properties is 340,000 hectares. The surface is mainly owned by the Government of Brazil. AWAC has been granted exploration rights to 16 areas in the state of Para and 20 areas in the state of Amazonas. As a condition to maintain rights, periodic reporting of exploration results and activities is made to DNPM, the federal mining agency. The bauxite was developed during the Tertiary (Eocene-Oligocene) from intense tropical weathering of Cretaceous fine to medium grain feldspathic sandstones of the Alto do Chao Formation within the Barreiras Series. The weathered profile is from top to bottom: 1. Belterra sandy clay; 2. Nodular Bauxite (not considered ore, even though it may show good grades of A1203 av); 3. High iron laterite; 4. Bauxite, massive to friable to sugary in texture (this is the main ore zone); 5. Variegated clay. The contacts of all horizons are transitional. The current status is exploration drilling activities for the discovery and evaluation of bauxite. Exploration drillings on various grid spacings have been accomplished to allow for the discovery and evaluation of bauxite resources with work currently continuing. No permanent infrastructure or facilities have been established. Temporary exploration camps are in use. Equipment consists of exploration drills when drilling is in progress. No equipment is permanently located on these properties. Source of power is derived from small portable generators used for the exploration camps. Water is available locally from streams. Approximately US$10 million has been spent in this region over the last 3 years (2005-2007) with similar future planned costs.

Juruti—Capiranga, Guarana, Mauari—Open Pit Mine Development

Located in the state of Para, with Juruti as the nearest town. Accesses by boat from the Amazon River through Lago Grande do Juruti. There is also unpaved road access from Juruti Novo. The size is approximately 30,000 hectares covering 3 leases. The surface is mainly owned by the Government of Brazil, with some small private holdings. AWAC also owns a small area for infrastructure near the port. AWAC has been granted the right by the Brazilian Government to develop a mine and auxiliary facilities. This right is conferred in the licenses 370, 371 and 372 granted by DNPM and published in the Brazilian National Government Newspaper on October 18, 2006. A condition of maintaining rights is to continue to develop to an operating mine. The general geology of the area is similar to the Juruti Regional Exploration Area. Current status is mine development work. The mine will be developed in conjunction with a washing beneficiation plant. A new railroad will link the mine to a new port at Juruti. Exploration on these 3 plateaus is completed with sufficient information to define proven ore for the mine. Infrastructure on the property consists of a permanent base camp which is located in the areas just off Capiranga plateaus on the shores of Lago Grande do Juruti. New mine development and constructions are in progress which will include a washing beneficiation plant, railroad to transport washed bauxite from Capiranga plateau to the new port at Juruti. The mine will have a diesel power plant. Water is available from Lago Grande do Juruti. Exploration costs to December 31, 2007 are of the order of US$23 million over a period of 25 years. The new mine and infrastructure is currently estimated to cost approximately US$1.2 billion.

Jamaica

SEPL535—East Trelawny; Exploration Property

Located in the Parish of Trelawny and St. Ann, with Jackson Town the closest town located in the north central part of the SEPL near the northern border. Road access is available using Routes B5, B10 and B11. The size is approximately 31,400 hectares. Surface rights of individual parcels within SEPL535 are owned by private parties and the Government of Jamaica. SEPL535 was granted by the Jamaica Government to Jamalco to carry out exploration for bauxite throughout the licensed area. The Company has exclusive right to petition for a license to mine the bauxite. Jamalco must submit periodic reports to the JBI. The white limestone formation of Eocene to Miocene age is the major geologic unit within the SEPL. This formation is strongly karstified. The bauxite occurs as earthy red, brown and yellowish-brown residual material within limestone depressions. SEPL535 is currently being explored for bauxite. Scout drilling for bauxite is in progress. Approximately 37% of the SEPL has been explored on scout-reconnaissance basis. Approximately US$3 million has been spent over the last 3 years (2005-2007) in exploration costs along with North Manchester. Jamalco’s SEPL has not been renewed as the area is faced with environmental and cultural (indigenous peoples) issues around the boundaries of the environmentally sensitive “Cockpit Country”. Timing for resolution is not known at this time.

SML130—South Manchester—Harmons Valley; Open Pit Mine Property

Located in the Parish of Manchester with Porus the closest town to the Harmons Valley Mining facilities, and Pusey Hill as the closest town to the plateau. Access is by road on a Government public road. The size is approximately 10,761 hectares. Surface rights of individual parcels within SML 130 (Special Mining Lease) are owned by private parties and the Government of Jamaica. The Company has the exclusive right to petition for a SML in order to mine the bauxite. Jamalco must submit periodic reports to the Jamaican Bauxite Institute (JBI). The general geology is more or less the same as SEPL535 (see above). SML 130 Harmons Valley is currently an active mining area. All exploration work is completed for both the Harmons Valley and the Plateau. Mine control drilling for grade control is presently being undertaken in both areas. Infrastructure on the Harmons property consists of offices, train loading station and a workshop. Equipment consists of excavators, dozers, loaders, scrapers and graders. The plateau facilities are presently being constructed and this includes a loading station to transport Bauxite via a Rope conveyor belt to St. Jago loading station. Mining and transport of bauxite commenced in September 2007, using a temporary bauxite loading system of 400t/hr. The permanent feed system with an installed capacity of 1200t/hr is being commissioned. Source of power is from the Jamaica Public Service System, which is the national provider. Source of water is the Mid Clarendon National Irrigation Commission. Total capital expenditure incurred to date for South Manchester mine development is approximately US$80 million. Forecast total expenditures amount to US$106 million.

SEPL530—North Manchester; Exploration Property and Mine Development

Located in the Parish of Manchester with Christiana the closest town located just east of the eastern border of SEPL530 (Special Exclusive Prospecting Lease). SEPL 530 is accessible by road; Rt. B5 through Caines Shop and Rt. B6 through Mile Gully and Skull Pt. The size is approximately 7,400 hectares. Surface rights of individual parcels within SEPL 530 are owned by private parties and the Government of Jamaica. SEPL 530 was granted by the Jamaica Government to Jamalco and permits exploration for bauxite throughout the licensed area. The company has the exclusive right to petition for a SML in order to mine the bauxite. Jamalco must submit periodic reports to the JBI. The general geology is similar to SEPL535 (see above). SEPL 530 is currently being explored for bauxite. Individual potential bauxite ore bodies are being auger drilled on 30m spacing. Laboratory analysis indicates that North Manchester bauxite cannot be processed efficiently by itself due to the poor settling characteristics of the digested residue, and its high phosphate content.

Some mine development activities have been completed in 2006-2007 with the aim of commencing mining operations by the second quarter of 2009 however the development of the mining facility is presently on-hold until processing lab testing and plant scales test (planned in 2008) have determined the process-ability of the North Manchester bauxite. Approximately 74% of the property has been explored. The source of power will tie into the regional grid. Source of water is the local lakes and wells. To date about US$37 million has been spent on mine development activities.

Suriname

Nassau; Mining Property

Located in District of Sipaliwini, Suriname with Langatabiki the nearest town. The size is approximately 8,200 hectares. The surface is owned by the Government of Suriname. Exploration rights are maintained by Suralco. A condition of maintaining rights is for the development of a mine in the short term, included in the so called Eastern Sequence Mine Development. The Nassau area belongs to formations of the “Marowijne Group” which comprises of the Paramacca Formation, the Armina Formation and the Rosebel Formation in this sequence from older to younger. Nassau is a plateaux or table mountain, and is dissected by the major creeks in four separate plateaux. The Nassau Mountains proper consists of rocks of the Paramacca Formation only. The Plateaux A, B and C are primarily low metamorphosed basalt with some intercalations of coarse grained quartz-gabbros, some acid extrusives and very minor intercalations of quartzites. In plateau D more intercallations of acid extrusives and metamorphosed sedimentary rocks such as schists and graywackes occur. This corresponds with the reconstructed (old) paleo Eocene pediplain on which probably all bauxite deposits of east Suriname were developed. The laterite capping protected the Nassau area against rapid erosion; after uplift and subsequent erosion and denudation of the surrounding are the plateaus now rise from 500-570 meters above sea level. In areas around Nassau and especially on the west and south slopes of the plateau, gold occurred and is worked by porknockers. There are no exploration activities at present. Deposit has been under review for development by the Mining Joint Venture Suralco/BHP Billiton. Exploration work on a grid of 200 ft x 400 ft completed with over 4200 holes drilled. A number of additional exploration holes have also been drilled recently. Infrastructure on the property at present is a reconnaissance laterite capped road over the length of the deposit with a tertiary road connecting the Nassau Hill with existing North-South secondary road. No equipment or power is located on the property. Source of water are the creeks over the plateaus. The economic feasibility of the development of Nassau deposit is being considered.

Bakhuis; Prospective Mining Property

Located in District of Sipaliwini, Suriname with Apoera, Washabo the nearest town. Access is by the Nickerie River followed by a laterite capped road of about 70 km, or via a 250 km laterite capped road through Suriname. The Bakhuis horst extends over 125 km in a NNE-SSW direction over a width of 35 km (437,500 ha). The surface is owned by the Government of Suriname. Indigenous communities have asserted traditional ownership rights. AWAC currently holds concession rights for the exploration of the Bakhuis horst. The exploration license has elapsed and currently negotiation is ongoing to obtain an exploitation license. A condition of maintaining rights is for the development of an integrated bauxite industry in west Suriname. The Bakhuis area consists of closely spaced hills up to 480 m in elevation. The geomorphology is characterized by a top plateau at 400 m with two to three lower levels, at altitudes ranging from 360 m down to about 250-220 m, marked with steep escarpments of ferruginous laterite. Bauxite occurrences at Bakhuis are controlled to a large degree by the composition of the bedrock. Hence, bauxite occurs as it follows parent rocks with suitable composition on plateaus or slopes, almost irrespective of geomorphology and elevation. These rocks, which form the Bakhuis horst, extend over 125 km in a NNE-SSW direction over a width of 35 km. Suitable rock types are medium grained leucogabbros, norites and banded granulites of the charnockite suite. Banded granulites have varying compositions, the most common being noritic and enderbitic granulites. The peneplanation surfaces are frequently capped with laterite and bauxite, while slopes display occasional outcrops of parent rock. Most of the bauxite occurs at levels ranging from 250 m to 450 m. High level bauxite, over 300 m elevation, is relatively low grade owing to the presence of hard caps, while bauxite at lower elevation, which is younger and located predominantly in slopes, is richer in alumina and reactive silica. Bauxite in lower levels provides lesser tonnages than that of higher levels and offers less potential for increasing the amounts. The current status is that of a prospective mine, under development managed by the Mining joint venture partner, BHP Billiton. Current infrastructure on the property consist of service roads, yards, shop, stores and office facilities to support ongoing resource characterization and mine engineering work. Equipment consists of light trucks and equipment servicing vehicles. Fixed equipment comprises of shops, store buildings and offices. Diesel generators are the source of power with portable water produced from the nearby creek as the source of water. Estimated cost of development of the mine is still unclear, due to issues related to conditions under which the Government will grant the requested exploitation license, but order of magnitude cost including transport infrastructure will be in excess of US$800 million.

Kaimangrassie; Mining Property

Located in the District of Para, with La Vigilantia the nearest town. Access is by the highway which is asphalt-paved, then by haul road developed by the mine. The size is approximately 360 hectares. The surface is owned by the Government of Suriname. Current concession rights for the exploitation of the bauxite occurrence. A condition of maintaining rights is the mining of the entire bauxite occurrence. The bauxite deposits result from the weathering of basement rocks and alluvium/colluvium derived from the basement. The bauxite is buried under 20 m to 50 m of post-Eocene sediments as a result of the basement downwarp along a line roughly parallel to the present shoreline. The overburden consists of soft clays overlying hard clays with sand intercalations. The bauxite layer averages 5 m in thickness. While the upper part of the ore bed is generally ferruginous, red-brown in color, compact and requires blasting, the lower part is predominantly grey in color, porous and softer. The top of ore is overlain by a thin transition zone, less than 50 cm, of hard clays or sand resting on a ferruginous hardcap, which in general is easily identifiable. The bauxite floor consists of semi-indurated box-work bauxite or banded bauxite resting directly on basal clays. The bauxite contains gibbsite, haematite, goethite, kaolinite and quartz. Minor impurities include anatase, sulphide in the form of marcasite and organics, reported respectively as TiO2, Corg and SO3. Klaverblad and Kaaiman Grassie are somewhat higher in Fe2O3 and lower in RSiO2, 7.3 – 9.8% and 3.2 – 3.8% respectively. Overburden thickness averages 16 m in Klaverbald and 4 m only in Kaaiman Grassie. Current status is that of an active mine since 2006, under management of the joint venture partner, BHP Billiton. Exploration was completed on a grid of 200 feet by 200 feet. Supplemental quality control drilling was also conducted. Current infrastructure on the property consists of mine haul roads, service roads, stockpile areas, shop, stores and office facilities. Most facilities are shared with the Klaverblad mine. Equipment located on the property consists of loading equipment including hydraulic excavators, wheel loaders, track type tractors, light trucks, equipment servicing vehicles, lowboys, equipment maintenance shops, store buildings and offices. Diesel generators are the source of power with portable water in water tanks as the source of water. Total costs incurred on this property to date combined with Klaverblad were approximately US$190 million.

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

Lely Hills, Lely Bauxite Deposit; Exploration/Mining Property

Located in the District of Sipaliwini with the nearest town being Marroon Villages. Access is by boat over the Marowijne/Tapanahony and further on foot. The size is approximately 7,250 hectares. The surface is owned by the Government of Suriname. Current concession rights for the exploration/exploitation of the bauxite occurrence. A condition of maintaining rights is for the development of the bauxite occurrence, included in the Eastern Sequence, in the short term. The general geology of the area is similar to the Nassau Mountains. There are no current activities on the property. Exploration work completed to date has been 663 exploration holes drilled on several plateaus of the Lely Mountains in the early 1970’s. No work has been done since then. There is no infrastructure, equipment or power located on the property. The source of water is from creeks over several plateaus of the Lely Mountains. Follow-up concept level study has concluded in 2006 that the deposits are not economically feasible.

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

Equipment located on the property consists of a 1350W walking dragline, bucket wheel excavator with conveyors, off road haul trucks, 100 tonners, loading equipment, including hydraulic excavators, wheel loaders, track-type tractors, light trucks, equipment servicing vehicles, lowboys, and equipment maintenance shops. Power is from the electrical network, and water is sourced from a portable distribution network. Mining activities were stopped in February 2007 due to the depletion of the bauxite reserves. The mine is in closure process.

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

The bauxite contains gibbsite, hematite, goethite, kaolinite and quartz. Minor impurities include anatase and organics. Current status is that of bauxite mining under management by the joint venture partner, BHP Billiton. All exploration work is completed. Some drilling of the remnant areas is taking place to determine the amount of remnant ore available to be mined. The mine is nearing its end of life. Infrastructure on the property consists of more than 30 km of haul roads, service roads and, stockpile areas; and a crusher plant, including shop and office. Equipment located on the property includes off the road haul trucks, 100-toners, loading equipment, including hydraulic excavators, wheel loaders, track- type tractors, light trucks, equipment servicing vehicles, lowboys, crusher, and a powerhouse. Source of power is via three 200KW diesel generators and water is sourced from a water plant producing portable water from a nearby river. The mine is nearing its end of life and could be depleted by 2010.

Brownsberg: Mining property

Brownsberg is located 100 km South of the Paranam refinery and 25 km West of the Afobaka dam using an unpaved road. The Brownsberg includes two plateaus standing 400 m above sea level. Bauxite occurs in a geological setting similar to that of Nassau and globally presents the same characteristics. The deposits are within a forest reserve, which restrict the use of the resources. Initial reconnaissance took place in 1914, but only in 1968-69 Suralco undertook systematic drilling with 4” Parmanco auger drills. A total of 1408 holes were drilled at 61 x 61 m intervals. Suralco performed check drilling in 2002 and 2003. There is no infrastructure, equipment or power located on the property. No exploration or mining development is currently planned for this property.

Caramacca: Mining property

The Caramacca deposit is located approximately 7 km east from Kaimangrasi and 33 km by road to the refinery. The bauxite deposit is approximately 5m thick and overlain by a 3 to 15m thick with very low to medium strength clays and sands. The Caramacca area has been investigated as far back as 1959 as a potential source of bauxite feed for the Paranam refinery. Several drilling campaigns have been carried on and most recently in 2006 infill core drilling lead to the definition of proven reserves of about 3 millions tonnes. Equipments to be used for mining will include four 50 tons haul trucks and 1 excavator. Mine Site Infrastructure facilities will consist of mine offices, a lunchroom and washroom facility at the mine site. The mine development currently underway includes a haul road to link this mine to the Kaimangrasi-Paranam main haul road and a open pit to mine the bauxite. First delivery of bauxite is expected in mid 2008. Total costs incurred on this property to date were approximately US$7 million.

Guinea

Boke; Mining Property

Located 150 km northeast of the Guinean capital, Conakry, in Lower Guinea, the Boke mining operations are operated by Compagnie des Bauxites de Guinée (CBG), owned 51% by Halco Mining (AWAC 45%; Alcan 45%; Dadco 10%) and 49% by the Government of Guinea. Boke bauxite is of blanket type, typical of Guinea bauxite deposits. It occurs close to the surface, requiring little overburden removal, at bench heights of up to 8 m. Boke bauxite typically grades at average 51% available alumina. Approximately 85-90% of output is sourced from the Bidi Koum and Silidara deposits. Ore is mined by drilling, blasting and excavation, loaded by hydraulic excavators onto haul trucks and transported to stockpiles. Blended bauxite is transported to the Kamsar port via company-owned railway, and loaded onto ships via a company-owned 1.6km jetty.

AWAC Operations

i) Smelter-Grade Alumina and Primary Aluminium

Australia

In Australia, AWAC partners own 100% of Alcoa of Australia which operates integrated aluminium facilities, including mining, refining and smelting facilities. In calendar year 2007, the Australian operations produced 8.6 million tonnes of alumina (2006: 8.5 million tonnes) and 387,350 tonnes of aluminium (2006: 377,351 tonnes).

Alumina produced in Australia by AWAC is shipped either to its smelters at Point Henry and Portland in Victoria, Australia or to overseas AWAC customers, principally in South Africa, the Middle East, South East Asia, Russia, China, South America and North America. Bauxite is sourced from its 100% owned Huntly and Willowdale bauxite mines, each located in the Darling Ranges south of Perth, which supply AWAC’s three alumina refineries in Western Australia. The Kwinana, Pinjarra and Wagerup refineries have capacities of 2.1 million tonnes, 4.2 million tonnes and 2.5 million tonnes, respectively. Production from the Pinjarra refinery increased following the commissioning of the 657,000 metric tonnes per year (mtpy) capacity upgrade in 2006, reaching a new production capacity of 4.2 million mtpy. Bauxite is transported by rail to the refinery at Kwinana, and by overland conveyor to the Pinjarra and Wagerup refineries.

In September 2006, Alcoa received environmental approval from the Government of Western Australia for expansion of the Wagerup alumina refinery to a maximum capacity of 4.7 million mtpy, a potential capacity increase of over 2 million mtpy. This approval includes a variety of environmental conditions that must be satisfied before Alcoa can seek construction approval for the project. The environmental approval paves the way for Alcoa of Australia to proceed to the next stage of project design, the feasibility study. The pre-feasibility phase of the project has been extended into 2008.

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

Alumina refining is energy intensive and AWAC’s refineries in Australia use natural gas as their energy source. The natural gas requirements of the refineries are supplied primarily under a contract with parties comprising the North West Shelf Gas Joint Venture. The initial contract was scheduled to expire in 2005 and imposed minimum purchase requirements. In December 1997, these arrangements were extended through a renegotiation of the initial contract and the signing of a new contract running from through to 2020. AWAC has several other shorter term gas contracts to supplement its principal gas supply contract. The tariff applicable under the agreement has both a base component, which reflects the cost of power generation and transmission, and a flexible or adjustable component, which provides for adjustments to the base tariff rate based on the LME price for aluminium. The agreement provides a discount for interruption and a demand charge equal to about two thirds of the total tariff which may be payable whether or not energy is taken.

AWAC is a 20% participant in the consortium that acquired the Western Australian Dampier to Bunbury Natural Gas Pipeline (DBNGP) in 2004. Extending almost 1,600 km from Western Australia’s North-West gas fields down to the state’s south-west, the DBNGP is one of the longest and largest natural gas pipelines in Australia. The pipeline has been expanded twice since acquisition and a further expansion is presently under consideration.

AWAC also produces primary aluminium in Victoria, Australia. The aluminium assets include an aluminium smelter at Point Henry, near Geelong, and a 55% controlling interest in an aluminium smelter at Portland, approximately 240 kilometres west of Geelong. AWAC’s interest in the Portland smelter increased from 45% to 55% in 2000 following the acquisition of Eastern Aluminium’s 10% interest in the smelter. The Portland smelter has an annual production capacity of 352,000 tonnes of aluminium and Point Henry has an annual capacity of 185,000 tonnes.

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

United States

Point Comfort Refinery

AWAC owns 100% of an alumina refinery at Point Comfort in Texas. The facility is located approximately 210 kilometres south of Houston on Port Lavaca Bay. Point Comfort's port facilities are linked with the Gulf of Mexico via a 35 kilometre channel. The Point Comfort refinery, which was completed in 1960 and expanded in 1997, has a nominal capacity of 2.3 million tonnes per annum.

In November 2006 AWAC announced that production at Point Comfort would be reduced by approximately 17% as part of optimising AWAC’s global alumina production system. Production was increased during second half 2007, and is expected to produce at close to full capacity throughout 2008.

Bauxite for the refinery is sourced from an AWAC affiliate in Guinea and from MRN in Brazil. Point Comfort uses gas-fired cogeneration facilities to supply process heat and power to the refinery, and gas is purchased from local suppliers under short term contracts.

The Point Comfort refinery produces both smelter-grade alumina and alumina hydrates (chemical-grade alumina). Most of the refinery's smelter-grade alumina is sold to Alcoa’s smelters in the United States.

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

Republic Of Guinea

Halco Mining Bauxite Operation

AWAC has a 45% interest in a bauxite company, Halco (Mining) Inc. (“Halco”) after incorporating Reynolds Metals Company’s 6% interest in Halco into AWAC in December 2002. Halco is an international consortium that owns 51% of Compagnie des Bauxites de Guinée (“Compagnie Guinée”), the manager of a number of bauxite mines at Boké, north-west of Conakry, in Guinea, West Africa. The Republic of Guinea owns the remaining 49% of Compagnie Guinee.

The shareholders of Halco take bauxite in proportion to their equity positions under take-or-pay contracts. Long-term agreements to purchase bauxite mined by Compagnie des Bauxites de Guinee expire after 2011. AWAC also purchases bauxite from other Halco equity holders.

Other Guinea Interests

AWAC, Alcan (integrated with the Rio Tinto group in 2007) and the Government of Guinea have signed a Basic Agreement that sets the framework to develop a 1.5 mtpy alumina refinery in Guinea. A detailed feasibility study is now expected to be completed in late 2008. AWAC has a longstanding involvement in bauxite production in Guinea through its 45 per cent equity interest in Halco (Mining) Inc., which has a 51 per cent interest in Compagnie des Bauxites de Guinee.

Suriname

Suralco

In Suriname, AWAC owns the Suriname Aluminum Company (“Suralco”). Suralco began operations in 1916 and currently has interests in an alumina refinery at Paranam, bauxite mines in north east Suriname and south of Paranam and hydro-electric facilities at Afobaka Lake.

The 2.2 million tonnes-per-annum alumina refinery at Paranam, in northern Suriname, was constructed in 1968 and sources bauxite from mines in Suriname. The refinery is owned by a joint venture held 55% by Suralco and 45% by an affiliate of BHP Billiton plc (“BHP Billiton”). Suralco acts as manager of the joint venture and operates the refinery. The joint venture parties share alumina production from the refinery in proportion to their shareholdings and are separately responsible for the marketing of their share of this production.

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

In January 2003, AWAC and BHP Billiton signed a Memorandum of Understanding (MOU) with the government of Suriname providing for (i) continuation and expansion of mining and refining activities in eastern Suriname and (ii) various exploration and other activities over the following two years relating to the feasibility of bauxite and alumina investments in western Suriname. Exploration activities of the Bakhuis area in Western Suriname were completed in December 2005. The anticipated tonnages and qualities were confirmed. AWAC and BHP Billiton are undertaking negotiations for the bauxite resources with the government of Suriname.

In August 2003, AWAC announced a 250,000 tonne expansion at the Paranam refinery (AWAC’s share 55%). The US$65 million expansion was completed in February 2005.

AWAC and BHP Billiton have also signed an agreement extending the terms of their existing joint venture agreement on bauxite mining and alumina refining in eastern Suriname to 2025.

Hydro-electric facilities at Afobaka Lake in Suriname are also operated by Suralco. The plant was constructed pursuant to the Brokopondo Agreement between Suralco and the Suriname Government which was signed in 1958. The facilities supply electricity to the alumina refinery at Paranam and sell electricity to the Government of Suriname.

Jamaica

Jamalco Refinery

AWAC owns Alcoa Minerals of Jamaica LLC, a US based company which holds a joint venture interest in Jamaica. The joint venture, called Jamalco, is owned 55% by AWAC and 45% by Clarendon Alumina Production Limited (Clarendon), which is a Jamaican Government company. The joint venture is governed by agreements with the Jamaican Government which were finalized in 1988. Jamalco owns and manages bauxite mines, an alumina refinery and port facilities. Each joint venturer is responsible for marketing its share of production.

Bauxite for the refinery are sourced from leases in Harmons Valley and the Manchester plateau. The bauxite mines that feed the refinery are located 40 kilometers to the north of the refinery in the Mocho Mountains. The bauxite mining rights are owned by Jamalco. The bauxite mined is transported to the refinery on a railway owned by the joint venture. Jamalco also manages a port at Rocky Point, located south of the alumina refinery. The port is connected to the refinery by rail.

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

The refinery produces smelter grade alumina. Energy for the refinery is provided by oil powered turbines. Any surplus power produced is sold into the Jamaican public electricity grid and the refinery can draw power from the grid if necessary.

A 146,000 mtpy capacity expansion of the Jamalco alumina refinery in Clarendon, Jamaica was completed in early 2007, and commissioned during the second quarter. As a result of 100% funding of the expansion, AWAC’s ownership of Jamalco increased to 55%.

Production was disrupted in the third quarter of 2007 due to severe hurricane damage to the Jamalco refinery, particularly the port and ship-loading facilities, preventing shipping movements for approximately 11 weeks.

The 1.5 million mtpy planned expansion of Jamalco’s Clarendon, Jamaica refinery is subject to supply of natural gas by the Government of Jamaica and acceptable market conditions. As of December 31, 2007, AWAC has capitalized approximately US$84 million of engineering costs related to this project. On completion of the total project, AWAC’s ownership of Jamalco would further increase to approximately 77 per cent. The Government of Jamaica would retain ownership of the remaining 23%.

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

Construction of a 2.1 million mtpy expansion of the Alumar alumina refinery in Brazil by the consortium partners (AWAC, Alcoa Aluminio S.A., BHP Billiton and Alcan) commenced in 2006. Total refinery capacity will increase to 3.5 million mtpy on completion of the expansion planned for the first quarter of 2009. AWAC has a 54% interest in the expansion, (1.08 million mtpy of additional capacity).

Juruti

A new bauxite mine is being developed in Brazil at Juruti, a high-quality bauxite deposit. A 100% AWAC development, the Juruti mine will initially produce 2.6 million tonnes of bauxite per year to supply AWAC’s share of the expanded Alumar facility. The initial 2.6 million mtpy project includes infrastructure that supports further mine expansions.

The estimated capital costs of AWAC’s current investments in Brazil have increased during the construction phase, due to the appreciation of the Brazilian currency and also due to increased construction costs. The contracting market for major projects in Brazil is experiencing substantial cost increases for project engineering, construction equipment and labour. AWAC’s share of the Alumar refinery expansion and development of the new Juruti mine, including the cost of infrastructure to support future capacity expansion, was estimated in January 2008 to be approximately US$2.5 billion. Since January 2008 the two projects have been impacted by changes in the USD/Brazilian Real exchange rate, the impact of an unseasonally wet season on construction progress, and an extended construction schedule. The estimate of the capital costs for the two projects is currently undergoing a re-estimation process.

Spain

San Ciprian Refinery

AWAC owns and operates the San Ciprian alumina refinery, which is located on the north-west coast of Spain. AWAC acquired the refinery in February 1998 from Alcoa for US$113 million following Alcoa’s acquisition of the principal alumina and aluminium assets of Spain’s state owned aluminium producer, Industria Espanola del Aluminio (“Inespal”).

The San Ciprian refinery was commissioned in 1980. It has an annual production capacity of 1.5 million tonnes, having completed a 0.2 million tonne expansion at a cost of US$22.2 million in March 2001. San Ciprian operations are high temperature and pressure refining technology. Bauxite for the refinery is shipped from the Boké mine in Guinea. Steam for the refinery is generated by the plant’s oil fired boiler, with electrical power supplied from the national power grid.

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

Vietnam

In April 2006, AWAC signed a memorandum of understanding (MOU) with Vietnam National Coal—Minerals Industries Group (Vinacomin) under which the parties will explore the feasibility of creating a joint venture to develop a bauxite mine and alumina refinery in the Dak Nong Province of Vietnam. The cooperation between AWAC and Vinacomin is subject to approval by the Government of Vietnam. The Government of Vietnam issued a master Plan for the aluminium industry in November 2007. The investment model stipulated in the Master Plan is a Joint Stock Company. If established, the venture would be 51% owned by Vincomin, with the ownership share of AWAC to be agreed.

The MOU calls for the joint venture to explore the feasibility of construction and operation of an alumina refinery located in the Gia Nghia bauxite deposit area in Dak Nong Province, with first stage capacity between 1.0 and 1.5 mpty, and with opportunities thereafter.

ii) Shipping

Alcoa Steamship Inc.

AWAC owns and operates a shipping operation that provides transportation services to AWAC’s alumina business and to other parties, including Alcoa. Operating both owned and chartered vessels, the shipping business transports dry and liquid bulk cargoes, including bauxite, alumina, caustic soda, fuel oil, petroleum coke and limestone.

AWAC owns 6 combination carriers. AWAC operates 2 large carriers between Australia and the United States carrying alumina to smelters on the west coast of the United States and backfilling with raw materials such as petroleum coke and caustic soda for the Australian operations. AWAC operates 3 smaller vessels in the Caribbean carrying alumina from Suriname and Jamaica to New Orleans, on the south coast of the United States or Baltimore on the east coast of the United States. These ships are also back filled with raw materials for the Suriname and Jamaican operations. AWAC also charters carriers for the transport of bauxite, alumina and aluminium (for both AWAC and Alcoa) between its various global operations. AWAC also operates two 30,000 tonne vessels which transport alumina from the West Australian refineries to the Victorian smelters.

iii) Markets and Competition

The alumina market is competitive, with many active suppliers and commodity traders, although in recent times there has been significant industry rationalisation through the mergers of Alcan/Pechiney, Rio Tinto/Alcan, and RUSAL/SUAL/Glencore. The majority of products are sold in the form of smelter grade alumina with about 10% of total alumina production being used to make alumina based chemicals.

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

Markets

AWAC’s largest customer for its alumina production is Alcoa’s primary smelting group which in 2007 accounted for approximately 41% of AWAC alumina production. Remaining sales are usually under long term contracts which are referenced to the LME aluminium price. A small percentage of production has occasionally been sold into the spot alumina market.

A majority of world production of alumina is sold under long-term contracts which typically have alumina prices based on a percentage of the aluminium metal price as quoted on the LME. The spot market for alumina is limited, with prices tending to be volatile.

The price paid for the AWAC production by Alcoa smelters is currently determined by applying the weighted average of:

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

Employees

At the end of 2007, AWAC had approximately 7,229 employees in its operations compared with approximately 7,057 in 2006 and 7,219 in 2005. The number of employees was:

	2007	2006	2005
Alumina	6,156	5,986	6,148
Aluminium	1,066	1,064	1,060
Chemicals & Other	7	7	11

Regulatory and Environmental

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

At present, Australia does not have in place regulatory requirements to reduce greenhouse gas emissions. However, Australia has ratified the Kyoto Protocol, which would require Australia to limit greenhouse gas emissions to 8% over 1990 levels by 2008-2012. The Australian Government may still introduce regulations to reduce greenhouse gas emissions to pursue achievement of the Kyoto Protocol targets.

In Australia, the Federal Government has announced its intention to establish a national emissions trading scheme to reduce greenhouse gas emissions from 2010. The Government has acknowledged that the design of any scheme must address the competitive challenges facing emission-intensive trade-exposed industries in Australia. At present, it is not possible to assess the impact that a future national emissions trading scheme may have on AWAC and Alumina. However, it may materially increase AWAC’s capital expenditure and/or production costs.

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

Since 1994, Alcoa has supported one of the largest and most comprehensive occupational health studies carried out in Australia. Called Healthwise, the study is being conducted by researchers at Monash University and the University of Western Australia.

The study is designed to assess whether there are any relationships between certain health outcomes and working at Alcoa in Australia. It consists of three separate studies:

•	A cross-sectional respiratory health study of existing employees in 1995/1996, with results reported in 1996 and subsequently published,

•	A long-term cancer incidence and mortality study among current and former employees, and

•	A respiratory health study of new employees since 1995.

The Cancer Incidence and Mortality Study compares cancer rates and causes of death among current and former Alcoa employees against the general population by matching employee information with national cancer and death registries. As well as cancer incidence, it examines the four major causes of death: circulatory disease, respiratory disease, cancer and injury/trauma.

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

The next steps in the study are to examine workplace exposures and also the role of smoking. A third round of national cancer and death registry matching is scheduled to take place in 2009, by which time enough data should have been accumulated to enable further analyses.

In 2005 analysis of the cancer incidence data was conducted for Kwinana refinery, including analysis for specific work locations. This found Kwinana employees had no more cancers than would have been expected on the basis of general population rates. This was true across the total refinery and in three work locations alleged by a small group of community activists to be areas of concern.

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

Analysis of the new starters study data for the Western Australian Operations is nearing completion with reporting of the results expected in 2008.

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

•

Alcoa of Australia Ltd—Incorporated in Australia, and 40% owned by Alumina, this company is a significant entity in the Alumina Group’s AWAC joint venture, with integrated bauxite mining, alumina refining and aluminium smelting facilities in Australia.

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

D. Property, plant and equipment

Alumina’s property, plant & equipment consist primarily of office furniture and computing systems equipment.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, which are included in this annual report. Those Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB, which differs in certain respects from US GAAP. Unless noted otherwise, amounts and disclosures of accounting matters made in this section are determined in accordance with IFRS as issued by the IASB. The critical accounting policies adopted by Alumina are described below.

Critical Accounting Policies

Alumina

The critical accounting policy relating to the continuing operations of Alumina is outlined below. This policy is deemed critical as estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances to ascertain the various US GAAP adjustments to translate AWAC’s net assets and net profit into IFRS compliant values. Alumina’s significant accounting policies are described in Note 1 to its consolidated financial statements.

Equity accounting—Investments in associates are accounted for in the consolidated financial statements using the equity method. Under this method, the consolidated entity’s share of the post-acquisition profits or losses of associates is recognized in the consolidated statement of financial performance, and its share of post-acquisition movements in reserves is recognized in consolidated reserves.

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

Derivatives and hedging—The fair values of all outstanding derivative instruments are recorded in other current and non-current assets and liabilities in the combined balance sheet. The ineffective portions are recorded in revenues or other income or expense in the current period. Under IFRS, realized or unrealized gains and losses on the hedging contracts are deferred in other assets or other liabilities until the underlying transaction takes place. When the underlying transaction takes place gains, losses, premiums and discounts are taken to the profit and loss as part of sales revenue or costs. If a contract ceases to qualify as an effective hedge then all premiums, discounts, gains and losses are recognized in the profit and loss.

Inventory valuation—Inventories are carried at the lower of cost or market, with cost for a substantial portion of U.S. inventories determined under the last-in, first-out (“LIFO”) method. The cost of other inventories is principally determined under the average-cost method. This method is not allowed under IFRS. Alumina adopts the first in, first out (FIFO) valuation methodology in the IFRS and USGAAP financial statements.

Foreign currency—The local currency is the functional currency for AWAC’s significant operations outside the U.S., except in Brazil, Jamaica and Suriname, which use the U.S. dollar. The determination of the functional currency in these countries is based on the appropriate economic and management indicators.

Environmental Expenditure—Expenditures for current operations are expensed or capitalized, as appropriate. Expenditure relating to existing conditions caused by past operations, and which do not contribute to future revenues, are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability may include elements of costs such as site investigations, consultant fees, feasibility studies, outside contractor, and monitoring expenses. Estimates are generally not discounted or reduced by potential claims for recovery. Claims for recovery are recognized as agreements are reached with third parties. The estimates also include costs related to other potentially responsible parties to the extent AWAC has reason to believe such parties will not fully pay their proportional share. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity, and other factors that may be relevant, including changes in technology or regulations.

Goodwill and other intangibles—Goodwill and intangibles with indefinite useful lives are not amortized. Intangible assets with finite useful lives are amortized generally on a straight-line basis over the periods benefited. Goodwill and indefinite-lived intangibles are tested annually for impairment and whenever events or circumstances arise, such as a significant adverse change in business climate or the decision to sell a business, that would make it more likely than not that an impairment may have occurred. If the carrying value of an indefinite-lived intangible asset exceeds its fair values, an impairment loss is recognized. The evaluation of goodwill impairment involves comparing the current fair value of the reporting unit to the recorded value, including goodwill. AWAC uses a discounted cash flow model (“DCF model”) to determine the current fair value of the reporting unit. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volume and prices, costs to produce, and working capital changes. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. However, actual fair values that could be realized in an actual transaction may differ from those used to evaluate impairment of goodwill. If the DCF model produces a fair value less than the carrying amount of the reporting unit, an impairment loss is measured by comparing the implied fair value of goodwill to the carrying amount of the goodwill.

Asset Retirement Obligations—AWAC recognizes asset retirement obligations (“AROs”) related to legal obligations associated with the normal operation of AWAC’s bauxite mining, alumina refining and aluminium smelting facilities. These AROs consist primarily of costs associated with spent pot lining disposal, closure of bauxite residue areas, mine reclamation, and landfill closure. AWAC also recognizes AROs for any significant lease restoration obligation if required by a lease agreement. The fair values of these AROs are recorded on a discounted basis, at the time the obligation is incurred, and accreted over time for the change in present value. Additionally, AWAC capitalizes asset retirement costs by increasing the carrying amount of the related long-lived assets, and depreciating these assets over the remaining useful life.

Mine Development Costs—Costs incurred during the exploration/evaluation phases are expensed. This phase ends when it has been determined that the mineral deposit can be mined and processed economically. Development phase costs are capitalized and include costs to construct the mine, including overburden removal, roads, and land improvements. Costs incurred during the production phase are recognized in cost of products sold and include all costs to extract the minerals, including post-production overburden removal and amortization of any capitalized development costs.

Mine development costs, classified on the combined balance sheet as other non-current assets and deferred charges, are generally deferred and amortized over the period during which the resources are extracted on a units of production basis. Applicable mine development costs are charged to expense in the year any program is abandoned.

Capitalized mine development costs (along with all other property, plant and equipment) are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of such assets (assets group) may be recoverable. Recoverability of assets is determined by comparing the estimated undiscounted net cash flows of the operations to which the assets (asset group) relates to the associated carrying value of the assets 9asset group). The amount of the impairment loss to be recorded, if any, is calculated as the excess of the carrying value of the assets (asset group) over the fair value, with fair value generally determined using a discounted cash flow analysis.

Stock-Based Compensation—Certain employees of AWAC receive stock options under Alcoa’s Long Term Incentive Stock Plan and AWAC receives charges for stock option exercises under this plan. AWAC accounts for stock based compensation expense for employee equity grants using the nonsubstantive vesting period approach, in which the expense (net of estimated forfeitures) is recognized ratably over the requisite service period based on the grant date fair value. Determining the fair value of stock options at the grant date requires judgment including estimates for the average risk-free interest rate, expected volatility, expected exercise behaviour, expected dividend yield, and expected forfeitures. If any of these assumptions differ significantly from actual, stock-based compensation expense could be impacted.

Revisions to AWAC’s 2006 Combined Financial Statements

During 2007, AWAC classified repayments of loans made to related parties as cash from investing activities in the combined statement of cash flows. The 2006 cash outflow of US$100 million related to providing such loans was previously reported in operating activities. AWAC has revised its 2006 combined statement of cash flows to reflect such activity as cash used for investing activities with a related increase in cash from operations. AWAC also revised 2006 cash used for financing activities by decreasing proceeds related to accounts payable financing by US$38 million and increasing cash from operations by such amount related to an increase in accounts payable. AWAC concluded that these revisions were not material to its previously issued combined financial statements.

The above changes had no impact on the 2005 Financial Statements.

General Factors

Alumina’s financial and operational performance and prospects are influenced by a number of factors which predominantly result from its 40% interest in AWAC and the level of debt carried by Alumina Limited.

Alumina Limited’s debt is incurred through a US$700 syndicated million multi-currency one, three and five year debt facility entered into on July 19, 2006, and additional committed bank facilities totaling US$325 million and A$400 million were put in place during 2007. The amount of interest charged will impact the profitability of Alumina. The interest amount incurred will depend on the amount of debt carried, interest rates and the impact of A$/US$ exchange rate movements.

The Company is also progressing further financing arrangements to diversify its funding sources and extend maturities and seeks to have these completed in its first half of 2008 (Refer to Liquidity and Capital Resources on page 45).

Alumina Limited’s 40% share of AWAC’s continuing operations during the three year period to December 31, 2007 was characterized by a focus upon:

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

The cost of AWAC’s alumina production has increased substantially in recent years. AWAC’s average cost of alumina production increased by US$32/tonne year-on-year. The substantial weakening of the US dollar against the currencies of major AWAC production locations, particularly Australia, contributed about 30 per cent of this increase. Major operating cost increases which have impacted the alumina refining industry, including AWAC, were higher energy prices, which rose approximately 15% year-on-year and shipping freight rates, which, on average, have doubled on 2006 as a result of the growth in demand for global bulk commodities. Maintenance and contractor costs were higher, mainly in the Australian operations, to enable higher production at a time of strong demand. Average costs were also higher as production at the Point Comfort refinery was increased to recover the lost production resulting from the power outages at two Western Australian refineries, a general strike in Guinea which curtailed bauxite mining and exports in the first quarter of 2007 and by the severe hurricane damage to the Jamalco refinery, particularly the port and ship-loading facilities, preventing shipping movements for approximately 11 weeks during the third quarter of 2007.

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

The electricity supply to AWAC’s smelters is primarily under 30-year contracts expiring in 2014 and 2016. The cost of electricity is a substantial individual cost in the production of aluminium. The level of electricity tariffs available after the expiry of these contracts is material to the level of smelter production costs and profitability.

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

Development of Projects and Production Performance

AWAC’s ability to sustain or increase its current level of production, and therefore it’s (and hence Alumina Limited’s) profits in the medium to long-term, is partially dependent on the development of new projects and on the expansion of existing operations.

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

During 2006 the AWAC partners entered into a new funding agreement under which future capital expenditures are to be funded by the partners contributing directly to cash calls issued by the relevant AWAC entity. When such cash calls are issued, additional dividends equal to the amount of the cash call will, subject only to availability of cash and earnings, be paid by AWAC entities to the partners. The funding agreement is expected to reduce the risk identified above, during the five-year term of the funding agreement, of Alumina Limited being constrained in its ability to pay franked dividends to its shareholders.

2007 Performance Compared to 2006

Overview—Alumina Limited

Alumina’s consolidated net profit after tax from continuing operations was A$436.4 million for the year ended December 31, 2007 compared with A$511.1 million for the year ended December 31, 2006. This decrease in 2007 compared to 2006 was due to the following:

Share of net profits of associates using the equity method

Share of net profit of associates decreased by A$52 million to A$494.6 million. Higher US$ sales revenue driven by higher realized aluminium and alumina prices were offset by the substantial weakening of the US dollar, higher maintenance costs, increased prices for energy and raw materials including bauxite, and shipping freight rates which more than doubled on 2006 as a result of the growth in demand for global bulk commodities.

General and administrative expenses

General and administrative expenses increased by A$3.1 million to A$13.8 million. The key factors were additional costs incurred relating mainly to the share buy-back, the Company’s response to Alcoa’s ultimately unsuccessful bid for Alcan and arranging additional financing facilities.

Borrowing Costs

Borrowing costs increased by A$20.6 million to A$45.7 million due to higher average debt levels and higher average interest rates in 2007.

Income tax expense

In 2007 Alumina disclosed an income tax expense of A$1.5 million compared to A$1.1 million in the prior year. The key points to note are:

•	Taxable income from foreign subsidiary of A$5.9 million compared to $A4.0 million in the prior year;

•	A$60.2 million of income assessable for tax compared to A$8.4 million in the prior year.

•	Previously unrecognized tax losses of A$11.4 million recouped to reduce current income tax expense compared to A$14.7 million of tax losses not recognized in the prior year.

Cash Flows

Alumina’s net cash inflow from operating activities from continuing operations for 2007 was A$388.9 million, compared to A$496.9 million in 2006. Lower dividends from associates, and higher borrowing costs offset by lower interest revenue from third parties were the main factors driving lower cash from operating activities.

Alumina’s cash outflow relating to investing activities from continuing operations was A$489.4 million, compared to A$259.2 million in 2006. This increase in cash outflows from investing activities in 2007 was due to the equity contributions made by Alumina to fund AWAC expansion projects in Brazil and Jamaica.

Alumina’s net cash outflow from financing activities for continuing operations decreased to A$39.1 million, compared to A$84.2 million in 2006. Key changes were:

•	Drawdowns of A$632.6 million during the year, offset by debt repayments of A$146 million, compared to drawdowns of A$391.3 million offset by debt repayments of A$252.4 million in 2006.

•	Proceeds from the issue of shares decreasing to nil million from A$10.1 million in 2006. The shares were issued in connection with the WMC employee option plan discussed below in Section 6.E.

•	Repurchasing 3.3 per cent of issued capital for $A250.1 million in the first half of 2007.

•	Cash dividends paid amounted to A$275.6 million during the year compared to A$233.2 million in 2006.

Net Assets

Alumina’s net assets decreased in 2007 by A$90.7 million to A$1,663.9 million. The key points to note are:

•

Investment in associates increased by A$470.8 million to A$2,657.0 million. The increase was attributable to additional funding capitalization in AWAC entities amounting to A$489.4 million, a shortfall of dividends received over equity share in profits of A$49.7 million, offset by the impact of the higher Australian dollar amounting to A$85 million and an increase in AWAC’s cash flow hedge reserve of A$16.7 million.

•	Cash decreased by A$139.9 million to A$29.1 million, for the reasons noted above in the discussion on Alumina’s cashflow from operating, investing and financing activities.

•

Interest-bearing liabilities increased by A$418.3 million to A$1,006.4 million. During 2007 Alumina borrowed additional amounts in both US$ and A$ amounting to A$632.6 million and repaid debt amounting to A$146.0 million and the stronger Australian dollar at December 31, 2007 decreased the Company’s debt by $A67 million.

•	Payables increased by A$3.1 million to A$15.8 million. The increase was a result of additional interest payable accruals.

Equity

Alumina’s equity decreased by A$90.7 million to A$1,663.9 million. The key items include:

•	A$436.4 million of net profits for 2007;

•	Reduction to equity of A$250.1 resulting from the share buy back ;

•	increase to equity from a A$16.7 million change in the fair value of cash flow hedges of associates taken to equity;

•	reduction to equity from payment of 24.0 cents per share of dividends (A$275.6 million); and

•	A$18.7 million net exchange loss recognized in equity.

Overview—AWAC

2007 Performance Compared to 2006 Performance

US GAAP (US$ million)

	2006 Full Year	2007 Full Year
Total Sales
Third-party sales	3,604.0	3,471.3
Related party sales	2,079.1	2,331.1

Total Sales	5,683.1	5,802.4

Net Income (after tax)	1,122.1	953.2

AWAC’s 2007 sales revenue of US$5,802.4 million (including sales to parties related to AWAC of US$2,331.1 million) was 2.1% higher than 2006 sales revenue of US$5,683.1 million (including sales to related parties of US$2,079.1 million). The increase in sales revenue in 2007 was driven mainly by higher realized aluminium and alumina prices. Increased global demand for alumina and aluminium was largely attributable to stronger growth in China, where aluminium consumption rose more than 36 per cent year-on-year. Global aluminium and alumina production also increased largely in line with the increased demand, particularly in the second half of 2007. The London Metal Exchange (LME) 3-month aluminium price increased by 8 per cent during the first half of 2007 to average US$1.26/lb, but fell during the second half to average US$1.16/lb. The average LME aluminium price for 2007 was US$1.21/lb (2006: US$1.17/lb). Global aluminium stocks ended 2007 at 25 days consumption.

AWAC’s alumina production was 14.3 million tonnes (2006: 14.3 million tonnes). Production was impacted in the first quarter by power outages at two Western Australian refineries, and by a general strike in Guinea which curtailed bauxite mining and exports. Production was further disrupted in the third quarter by severe hurricane damage to the Jamalco refinery, particularly the port and ship-loading facilities, preventing shipping movements for approximately 11 weeks. These disruptions were offset by additional production at other AWAC refineries. The Pinjarra refinery established a new production level at a rate of 4.2 million mtpy in the fourth quarter, and Wagerup, Sao Luis and Suralco refineries also established annual production records.

2007 aluminium production was a record 387,350 tonnes (2006: 377,351 tonnes).

AWAC Historical Production and LME Aluminium Price

AWAC Production Performance	2006	2007
Alumina Production (million tonnes)	14.3	14.3
Aluminium Production (‘000 tonnes)	377	387
LME Aluminium Price (US$/lb)	1.17	1.21

AWAC’s net income of US$953.3 million in 2007 represented a decrease of 15% compared to 2006. The total costs of sales for 2007 was 8% higher than 2006. AWAC’s average cost of alumina production increased by US$32 per tonne year-on-year. The substantial weakening of the US dollar against the currencies of major AWAC production locations, particularly Australia, contributed about 30 per cent of this increase. Major operating cost increases which have impacted the alumina refinery industry, including AWAC, were higher energy prices, which rose approximately 15 per cent year-on-year and shipping freight rates, which on average, have more than doubled since 2006 as a result of the growth in demand for global bulk commodities. Maintenance and contractor costs were higher, mainly in the Australian operations, to enable high production at a time of strong demand. Average costs were also higher as production at the Point Comfort refinery was increased to recover the lost production during the first and third quarters referred to above. Aluminium production costs at AWAC’s two smelters increased mainly due to higher alumina and power prices.

The average aluminium price as quoted on the London Metals Exchange (LME) increased 3.4 per cent during 2007. Higher LME aluminium prices reflect strong world-wide demand and low stock levels, with Chinese aluminium consumption continuing to be a driver.

An increase in global aluminium consumption of 10% in 2007 was the highest in decades, driven by China, Brazil and other developing countries. Aluminium consumption in China rose by 36 per cent in 2007, and China is now the world’s largest consumer of aluminium, accounting for 26 per cent of the world market, which was 38 million tonnes in 2007.

Additionally, the world equity and credit markets are experiencing substantial volatility and the outlook for the US economy is uncertain. This may have wider impacts on global economic activity in 2008.

Long-term alumina contract prices increased in 2007, driven by their links to the aluminium price which rose for the year. The majority of AWAC customer sales are long-term, with only a small percentage sold in the spot market. AWAC’s strategy is to continue to negotiate such long-term contracts to support its investment in future capacity expansion.

Alcoa, AWAC’s largest customer, entered into a new five-year alumina supply contract in 2006. Sales of alumina from AWAC to Alcoa (other than certain contracts for supply of product to entities which have, during the term of those contracts, been acquired by Alcoa), are priced at the average of sales prices under third party (non-Alcoa) contracts.

AWAC’s profit will continue to be most sensitive to changes in the aluminium price and the A$/US$ exchange rate and changes in production cost levels. AWAC’s net profit after tax declined 15 per cent to US$953 million in 2007. AWAC alumina production costs increased in 2007 to a greater extent than aluminium prices. Combined with a weaker US$, these factors reduced AWAC’s operating margins. The impact of higher costs and a weaker US dollar is affecting producers across the alumina and aluminium industries.

AWAC’s net cash inflow from operating activities decreased to US$903.0 million, compared to US$1,418.9 million in 2006. The 36.4 per cent decrease in 2007 was primarily due to AWAC’s average cost of alumina production increasing by US$32 per tonne year-on year.

Net cash inflow from financing operations increased to US$128.7 million, compared to an outflow of US$508.4 million in 2006. Key changes were:

•	a decrease in level of dividends paid to partners of US$75.8 million;

•	an increase in partners’ contributions, totalling of US$1,021.7 million in 2007, compared to US$500.5 million in 2006, to fund the expansion projects in Brazil and Jamaica; and

•	an increase in debt by US$19.4 million in 2007 compared to a decrease of US$19.8 million in 2006.

Net cash outflow from investing activities increased in 2007 to US$1,166.6 million, compared to US$963.0 million in 2006. Capital expenditure of US$939 million in 2007 for growth projects was spent principally on the Alumar refinery expansion and development of the Juruti mine, in Brazil.

B. Liquidity and Capital Resources

The ability of Alumina and its subsidiaries to generate cash internally is influenced by the following major factors:

•	the level of world commodity prices and exchange rates to which AWAC’s revenue is substantially exposed;

•	the level of sales and cost performance by AWAC;

•	the amount of dividends received from AWAC; and

•

the amount of capital expenditure required by AWAC to develop new projects or maintain or expand existing operations (refer to Section 4.B for discussions of the expansion of the Wagerup and Jamalco refineries, development of the Juruti bauxite mine and Alumar refinery and potential investment in a refinery in Guinea).

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

In 2006, Alumina and Alcoa entered into new funding arrangements to provide the AWAC partners with additional dividends from Alcoa of Australia for funding AWAC’s capital projects. The funding arrangements provide greater certainty to Alcoa and Alumina Limited in dividend flows and franking credits. During 2007, Alumina received fully franked dividends of A$424 million from Alcoa of Australia.

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

Dividends received from Alcoa of Australia in 2006 and 2007 have substantially funded Alumina’s investment in AWAC’s growth projects and sustaining capital projects. Alumina share of additional funding requirements was met by increased borrowings.

Alumina implemented an off-market buy-back of approximately $A250 million of ordinary shares in April 2007.

Dividends received from Alcoa of Australia and additional borrowings will, together with the introduction of an underwritten dividend reinvestment plan, fund the Company’s financing requirements in 2008 including investments in AWAC’s growth and sustaining capital projects. The issue of shares under the dividend reinvestment plan has been underwritten for the 2007 final dividend and it is intended would also be underwritten for the 2008 interim dividend. The introduction of the new Dividend Reinvestment Plan (DRP), and these underwriting arrangements, recognize the substantial investment the Company is currently making in new AWAC production capacity, and is important in the Company implementing its policy of promptly distributing franking credits.

During 2007, Alumina Limited drew funding from committed bank facilities, including a syndicated US$700 million multi-currency one, three and five year debt facility established in 2006. Additional committed bank facilities totaling US$325 million and A$400 million were put in place during 2007.

In March 2008 Standard & Poor’s revised Alumina Limited’s long term credit rating from A- to BBB+ with a stable outlook, in recognition of the Company’s need to increase debt during 2008 at a time of tightening business conditions.

Funds generated from Alumina’s continuing operating activities were A$388.9 million for the year ended December 31, 2007, compared with A$496.9 million in 2006. This decrease was a result of lower dividends from associates, higher supplier payments and higher borrowing costs.

Working capital was negative A$427.3 million at December 31, 2007, compared to negative working capital of A$223.6 million at December 31, 2006. The negative working capital is primarily due to an increase of A$60.4 million in short-term borrowings, and cash decreasing to A$29.1 million at December 31, 2007 compared to A$169.0 million at December 31, 2006. Alumina’s net debt increased during the year from A$419.1 million to $A977.3 million. The Company’s working capital, in our opinion, is sufficient for the Company’s present requirements.

Gross debt drawn down under the Company’s US$700 million multi-currency one, three and five year debt facility and the other committed bank facilities was A$1,006.4 million at December 31, 2007 and A$588.1 million at December 31, 2006, under Alumina’s previous facility, as a result of drawing down a further A$632.6 million offset by repayment of borrowings of A$146.0 million. The appreciation of the A$ against the US dollar resulted in exchange gains of A$68.3 million. The increase in debt at year end reflects Alumina’s equity contributions to fund AWAC’s expansion projects in Brazil at Juruti and Alumar.

The maturity of debt is outlined in Note 15 in the Consolidated Financial Statements. Alumina’s current debt facilities are short and medium term US dollar borrowings, reflecting the modest debt level and low short term US interest rates. The key funding principles inherent in Alumina’s treasury policies are:

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

Cash and current investments was A$29.1 million at December 31, 2007 compared with A$169.0 million at December 31, 2006.

Available sources of liquidity were unused committed bank facilities at December 31, 2007 of A$564.1 million, as compared to A$299.1 million at December 31, 2006. The increase was due to additional committed bank facilities which were put in place during 2007. The facilities are available in both US and Australian dollars. As at December 31, 2007 approximately A$910 million of existing facilities were to mature during the second half of 2008. During 2008 to date the following financing activities have been completed which would change the Group’s borrowings from those disclosed in the attached financial report as at December 31, 2007:

•

Bank loan facilities of US$450 million, including AU$440.6 million which is classified at December 31, 2007 as Current Interest-bearing Liabilities, have been extended to later maturities. US$50 million of those bank loans will now mature in first quarter 2009, and US$400 million will now mature in first or second quarter 2010.

•

US$350 million of bonds, convertible into ordinary shares of Alumina Limited and guaranteed by Alumina Limited, have been issued by a new Group subsidiary, Alumina Finance Limited. The Guaranteed Convertible Bonds mature in May 2013 unless converted beforehand at the option of the holder as provided in the relevant Trust Deed or unless they are prepaid at the option of Alumina Finance Limited as provided in the Trust Deed.

•	Bank facilities of AU$400 million, which were undrawn at December 31, 2007 and would have matured in fourth quarter 2008, have been cancelled.

Capital expenditure was A$489.4 million for the year ended December 31, 2007, and A$259.2 million for the year ended December 31, 2006. The expenditures were in the form of equity contributions to fund AWAC’s expansion projects in Brazil.

Prior to the demerger, WMC Finance (USA) Limited (“Finance USA”) (a wholly-owned subsidiary of WMC Resources) had approximately US$800 million of long dated bonds issued in four separate tranches (having maturities in 2003, 2006, 2013 and 2026), on issue (“the US Bonds”).

Obligations

The obligations of Finance (USA) under the US Bonds were guaranteed by Alumina. In connection with the demerger, Finance (USA) tendered to repurchase the US Bonds remaining outstanding. The aggregate amount of outstanding bonds not repurchased was comprised as follows of:

•	US Bonds due November 15 2013—US$3,658,000

•	US Bonds due December 1, 2026—US$115,000

These outstanding US Bonds continue to be guaranteed by Alumina. The duration of the guarantee is unlimited, and continues as long as amounts are outstanding under the US Bonds.

Under the demerger deed, Alumina and WMC Resources indemnify each other in respect of certain liabilities. Alumina would be entitled to reimbursement from WMC Resources of amounts paid by Alumina under the guarantee in respect of the US Bonds.

Pursuant to a Power Purchase Agreement dated November 27, 1998 between WMC Resources, WMC Limited (as it then was) and Southern Cross Energy, Alumina has undertaken to provide Southern Cross Energy with a guarantee or letter of credit for WMCR's payment for power in the event that WMCR's gross assets fall below A$250 million in any year.

During 2005, WMC Resources was acquired by BHP Billiton.

New Accounting Pronouncements

Refer to Note 1(W) of the audited financial statements for new accounting pronouncements.

Australian Accounting Standards Board

The Australian Accounting Standards Board (“AASB”) has adopted International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after January 1, 2005. The AASB has issued Australian equivalents to IFRS (A-IFRS) and the Urgent Issues Group has issued interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee.

Entities complying with IFRS for the first time were required to restate their comparative financial statements to amounts reflecting the application of IFRS to that comparative period. Most adjustments required on transition to IFRS were made retrospectively against opening retained earnings as at January 1, 2004.

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

	Amount of Commitment—December 31, 2007
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(A$ million)
Short term debt	440.6	440.6	—	—	—
Long term debt	565.8	—	565.8	—	—
Other liabilities reflected on the Company’s balance sheet [1]	18.3	18.0	0.3	—	—

Total on-balance sheet contractual obligations	1,024.7	458.6	566.1	—	—

[1]	The majority of these liabilities relate to interest payable on the Company’s short and long term debt.

	Amount of Commitment—December 31, 2007
Other Commercial Commitments	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(A$ million)
Operating lease commitments	0.3	0.1	0.2	—	—

Operating lease commitments relate to the corporate office facilities in Australia.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The business of Alumina is managed by a Board of Directors which, in accordance with Alumina's Constitution, may not have fewer than three nor more than 12 members.

Directors of Alumina are classified as either executive or non-executive Directors, with the former being those Directors engaged in full-time employment by Alumina.

The Directors in office at May 21, 2008 were:

Name	Position	Summary	Initially Elected or Appointed a Director	Age	Expiry of Current Term
Executive Directors
John Marlay (6)	Chief Executive Officer	Joined WMC in August 2002, following his role as Head of Strategy for RMC Group Plc in London. Mr Marlay was previously Executive General Manager Business Integration, Hanson Plc from 2000 to 2001, and Executive General Manager, Europe for Pioneer International Ltd from 1997-2000. He has held senior management roles with James Hardie Industries Limited and Esso Australia Ltd. He is also an independent non-executive director of Incitec Pivot Ltd.	December 2002	59

Kenneth A. Dean (4)	Alternate Director/ Chief Financial Officer	Mr Dean joined Alumina in October 2005 following the resignation of Mr Robert Davies. Mr Dean has extensive financial and resource sector experience gained from a 30-year career with Shell, both in Australia and overseas. He is also an independent non-executive director of Santos Ltd.	October 2005	55

Non-Executive Directors

Donald M. Morley (1) (2) (3)	Chairman	Former Director of WMC as the Director of Finance from 1983 until April 2001, Chief Financial Officer from April 2001-April 2002 and an Executive Officer of WMC from May 2002 to October 2002. Mr Morley retired from his executive duties on October 31, 2002. Mr Morley is also a director of Iluka Resources Ltd and SPARK Infrastructure Ltd.	December 2002	68

Name	Position	Summary	Initially Elected or Appointed a Director	Age	Expiry of Current Term
Peter A.F. Hay (1) (2) (3)	Director	Former Chief Executive Officer from July 2000 to July 2005 and member of the Board, and former Chief Executive Officer, of the law firm Freehills; director of Pacifica Group Limited and Landcare Australia Limited; and Co-Chairman, Investment Banking, Lazard Carnegie Wylie Pty Ltd.	December 2002	57

Ronald J. McNeilly (1) (2) (3)	Director	Deputy Chairman BlueScope Steel Limited; Chairman of Worley Parsons Limited; Chairman of Melbourne Business School Limited; past director of BHP Billiton Limited, QCT Resources Limited and Tubemakers of Australia Limited; past executive director Global Markets BHP Billiton Limited from 2001-2002; past executive director and President BHP Minerals from 1999-2001.	December 2002	64 (5)

Mark R. Rayner (1) (2) (3)	Director	Director of Boral Ltd from 1996-2007; CEO of Comalco Limited from 1978-1989, Deputy Chairman of Comalco Limited from 1989 to 1997, executive director of CRA Ltd from 1989 to 1995, Chairman of National Australia Bank 1997 to 2001, Chairman of Mayne Nickless 1997 to 2002, Chairman of Pasminco Limited 1992 to 2003. Mr Rayner intends to resign as a Director at the next Annual General Meeting.	December 2002	70

G. John Pizzey (1) (2) (3)	Director	Director of Iluka Resources Ltd since November 2005, Amcor Limited since September 2003, St Vincent's Institute of Medical Research since April 2004 and Ivanhoe Grammar School since November 2003. Mr Pizzey was previously a director of WMC Resources Ltd (November 2003-June 2005), Alcoa of Australia Limited (April 1999-December 2003), ION Limited (in administration) (October 1999-August 2005), and Chairman 2004-2005, London Metal Exchange Limited (UK) (1997-December 2003), formerly a director and chairman of the London Metal Exchange (December 2002-December 2003), and various subsidiaries of Alcoa Inc (USA) (1994-2003). Former Executive Vice President and Group President Primary Products for Alcoa Inc. Director of Air Liquide Australia Ltd since March 2008.	June 2007	62 (5)

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nomination Committee
(4)	Mr Dean is an alternate director for Mr Mark R. Rayner

(5)

As explained in Section C, Non-executive directors are subject to retirement by rotation. Donald M. Morley was re-elected as a director at the Company’s annual general meeting on April 27, 2006. Mr Ronald J. McNeilly was re-elected as a director at the 2005 annual general meeting. Mr Peter A.F. Hay was re-elected at the 2007 annual general meeting. Mr G. John Pizzey was appointed as a director on June 8, 2007.

(6)

As advised on April 28, 2008, Mr Marlay will resign as Chief Executive Officer and Director effective June 16, 2008. Mr John Bevan will succeed Mr Marlay and commence as Chief executive officer on June 16,2008.

In addition to the Chief Executive Officer and Chief Financial Officer, there is one other executive officer appointed by and reporting to the Chief Executive Officer responsible for the day to day running of the business. As at May 21, 2008, the executive officers were:

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

B. Compensation

For the year ended December 31, 2007, the aggregate amount of compensation paid and accrued to the Alumina directors and executives of Alumina was A$3,805,975 (compared to A$3,569,453 in 2006 and A$2,731,319 in 2005). The total amounts paid by Alumina in 2007 for retirement, superannuation or similar benefits amounted to A$0.1 million. There are no other contingent or deferred compensation arrangements accrued for executives or directors. The remuneration of individual directors and executives is presented in the tables below.

Non-executive directors remuneration January to December 2007	Director’s fee (1) A$	Other (2) A$	Total A$
Current Non-executive directors
Donald M. Morley (from 11/12/02)	303,865	12,907	316,772
Peter A. F. Hay (from 11/12/02)	121,500	10,375	131,875
Ronald J. McNeilly (from 11/12/02)	121,500	10,375	131,875
Mark R. Rayner (from 11/12/02)	121,500	10,375	131,875
G. John Pizzey (from 8/06/07)	68,227	6,140	74,367

(1)	Includes board and committee fees.
(2)

Includes Alumina’s contribution to superannuation. All employees of Alumina Limited are members of an accumulation category plan which offers a minimum contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account.

Executive director remuneration and executive remuneration January to December 2007	Fixed remuneration (1) A$	Other compensation (2) A$	Total remuneration A$
Current executive directors
John Marlay, Chief Executive Officer	900,000	665,685	1,526,952
Kenneth A Dean, Chief Financial Officer	570,000	284,521	854,521
Current senior executives
Stephen Foster, General Counsel and Company Secretary	370,000	229,005	599,005

(1)

Includes company's contribution to superannuation. All employees of Alumina Limited are members of an accumulated category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account.

(2)	Other compensation includes incentive, parking, health management and executive indemnity insurance.

Prior to the demerger, the establishment of the WMC Employee Share Scheme was approved by shareholders at the Annual General Meeting held on December 12, 1987. Under the Scheme a number of share plans operated. Fully paid shares, partly paid shares and share options were granted to employees since the establishment of the Scheme. These options remained exercisable until November, 30 2006. This Scheme expired on November 30, 2006.

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

Prior to Alumina’s demerger, all full-time Australian based employees and expatriate employees of WMC Limited (including executive directors and officers) and its subsidiaries were members of the WMC Superannuation Plan (formerly WMC Superannuation Fund).

Alumina’s current full-time employees are members of the Alumina Superannuation Plan. This plan is an accumulation plan, which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account.

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

At least 9 Board meetings are held each year. Board visits are regularly conducted to AWAC operational sites to review business performance, review operating processes and meet with management.

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

Specific board committees assist the full Board. Charters set out the roles and terms of reference for the Audit, Compensation and Nomination Committees. The Audit Committee, consisting of five non-executive directors, meets at least four times a year, assists the Board in fulfilling it’s responsibilities for the Company’s accounts and external reporting by ensuring that appropriate processes are in place to support the Board in fulfilling its responsibilities for:

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

The Compensation Committee of five non-executive directors meets at least two times a year. Its role is to establish and review Alumina’s remuneration plans, policies and practices, including compensation for the non-executive directors, the chief executive officer and senior executives, and succession planning. On behalf of the Board and shareholders, the Committee considers the remuneration strategy with regard to community and industry standards and, where possible, verifies its appropriateness using external information and advice to ensure that:

•	shareholder and employee interests are aligned;

•	the company is able to attract, develop and retain talented employees; and

•	the integrity of the company’s reward programme is maintained.

The Compensation Committee also approves payments to all directors and reviews director remuneration annually based on independent external advice with regard to market practices, relativities and the duties and accountabilities of directors.

The Nomination Committee consists of five non-executive directors and meets as necessary. Its role is to assist the Board in fulfilling its responsibilities to shareholders relating to:

•	identifying the necessary and desirable competencies of Board members;

•	regularly assessing competencies necessary to be represented by Board members;

•	the selection and appointment process for Directors;

•	regularly reviewing the size and composition of the Board, including succession plans; and

•	determining which non-executive Directors are to retire in accordance with the provisions of Alumina Limited’s constitution.

Board committee meetings are occasionally convened to address predetermined issues, when it is not practical to organise a full Board meeting. A Board committee comprises two or more directors.

It is company policy not to extend or maintain credit directly or indirectly or arrange for the extension of credit in the form of a personal loan to Directors and Executive Officers. The use of a corporate credit card is provided for business purposes. Personal expenses are reimbursed to the company.

The directors, executive management and employees have adopted and abide by a Code of Conduct (Ethics) to promote honest and ethical conduct and deter wrongdoing. In 2004, the Company approved and adopted a Whistleblower Policy providing rights to staff (including contractors and consultants) to report any perceived malpractice, impropriety, serious unethical behaviour, legal or regulatory non-compliance or questionable accounting or audit matter. The Policy provides disclosing employees protection from any reprisal or detrimental action resulting from such disclosure.

The New York Stock Exchange ("NYSE") Listing Rules, Section 303A, have a broad regime of corporate governance requirements for NYSE-listed companies. Under the NYSE Listing Rules foreign private issuers, such as Alumina Limited, are permitted to follow home country practice in lieu of the requirements of

Section 303A, except for the Listing Rule relating to compliance with Rule 10A-3 of the Securities Exchange Act of 1934 and certain notification provisions contained in Section 303A of the Listing Rules. Section 303A.09 of the Listing Rules, however, requires us to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. listed companies under NYSE Listing Rules. We have compared our corporate governance practices to the requirements of the Section 303A of the NYSE Listing Rules that would otherwise currently apply to foreign private issuers and note the following significant differences:

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

•

Shareholders are not provided the opportunity to vote on certain new equity compensation plans or material revisions to existing equity compensation plans, such as the Company's Employee Share Plan, which involves the purchase of shares on market by the Trustee of the Plan.

•

We have not published a set of corporate governance guidelines as set forth in Section 303A.09. However, we do provide information on corporate governance policies and practices as required by Australian Stock Exchange rules, which are available in our annual report and on the website.

•

Our Director independence standard related to direct compensation from Alumina Limited differs from the standard set for the Section 303A.02. Our threshold for direct compensation in a twelve month period is A$250,000 whereas Section 303A.02 currently has a threshold of US$100,000.

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

If Mr Marlay’s employment is terminated on the basis of redundancy of the position or by Mr Marlay giving written notice to Alumina in the event of a Significant Change (which is defined to be if Alumina ceases to be listed on the Australian Stock Exchange, or if there is a significant change to his status and/or responsibilities which is detrimental to Mr Marlay, or if Alumina decides the position is no longer required and suitable alternative employment is not offered or Mr Marlay does not accept other employment within Alumina or another employer) then Mr Marlay is entitled to:

•	statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is 3 years or more continuous service;

•

the greater of 6 months base remuneration or the aggregate of; a notice payment of 12 months and a severance payment of 2.5 weeks per completed years of service plus an additional severance payment of 13 weeks.

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

•

the greater of 6 months base remuneration or the aggregate of: a notice payment of 6 months and a severance payment of 2.5 weeks per completed years of service plus an additional severance payment of 13 weeks.

Mr Dean and Mr Foster are not entitled to payment outlined above where the reason for a significant change is poor performance or inability to fulfill agreed responsibilities. Mr Dean and Mr Foster are not entitled to retirement benefits other than superannuation entitlements.

Non-Executive Director Retirement Benefits

Non-executive Directors receive, in addition to their fees, a superannuation guarantee contribution which for 2007 was 9 per cent of their fees, being A$12,907 for the Chairman and A$10,375 for other Non-executive Directors, but do not receive any other retirement benefits.

D. Employees

At December 31, 2007, Alumina employed 10 people directly. All Alumina employees work in the corporate office in Australia. For details of the number of AWAC employees for the periods presented refer to Item 4.B.(iv) “Employees”.

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

All employees are eligible to participate in the Plan and to be granted performance rights under the Plan if they are an employee, and have satisfied the criteria that the Board decides for participation in the Plan.

Each offer has a three year performance period, with performance tested at the end of this period to determine the number of performance rights to vest to the employee, if any. The performance testing is carried out by an independent party and is based on the relative Total Shareholder Returns (TSR) of Alumina Limited, compared to two specific comparator groups.

From 2008 onwards, Performance Rights will be tested initially after three years. Two further tests apply, 6 months and 12 months after the initial test, if less than 100% of shares vest at the initial test. The use of a 12 month progressive test process that applied to 2007 Performance Rights has been discontinued.

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

The partly paid shares were granted to a select few employees which makes the plan a compensatory plan. This results in a stock compensation expense to the company when the market price is greater than the exercise price on date of grant. As a result of non-interest bearing notes granted to the employees to purchase the partly paid shares, the shares were considered variable grants. Variable grants require the shares to be marked to market and compensation expense to be recognized for the difference between the fair value and the exercise price at each balance sheet date.

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

Set out below are summaries of shares granted under this plan:

2007

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Expired during the year Number	Balance at end of the year Number
19/1/2004	21/12/2006	51,625	—	—	(51,625)	—
25/1/2005	16/12/2007	102,850	—	—	(51,425)	51,625
25/1/2006	7/12/2008	191,850	—	—	—	191,850
29/12/2007	4/12/2009	—	211,450	—	—	211,450

Total		346,325	211,450	—	(103,050)	454,725

2006

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Expired during the year Number	Balance at end of the year Number
26/3/2003	3/12/2004	35,800	—	—	(35,800)	—
19/1/2004	21/12/2006	103,250	—	—	(51,625)	51,625
25/1/2005	16/12/2007	102,850	—	—	—	102,850
25/1/2006	7/12/2008	—	192,150	—	(300)	191,850

Total		241,900	192,150	—	(87,725)	346,325

Short-Term Incentive Equity Plan

For the STI payments attributable to 2007 performance, the Company operated a short term equity conversion plan (“STI Equity Plan”) for senior executives and other eligible employees. Under the STI Equity Plan, participants may elect to apply all or a portion of their short-term incentive to the acquisition of Company shares (which are purchased on market), with all costs of acquisition being borne by the participant. In addition, to the extent an eligible employee elects to acquire Company shares under the STI Equity Plan, they will, upon continuing to be employed by the Company for three years from the date of acquiring shares under the STI Equity Plan, receive additional Company shares equal to:

i.	50 per cent of their Company shares acquired (“Matching Shares”) and

ii.	shares equal to the amount of dividends that would have been paid on the Matching Shares if they had been acquired at the same time as the initial shares (“Dividend Equivalent Shares”). This Plan has ceased from January 1, 2008. The STI Equity Plan will not apply to STI payments for the 2008 year.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The issued capital of Alumina is currently constituted by one class of registrable voting securities being ordinary shares.

As at March 31, 2008, Alumina had on issue 1,152,909,974 fully paid ordinary shares.

Alumina is not directly or indirectly owned or controlled by another corporation, any foreign government or any person.

The following table sets forth, as at March 31, 2008, information in respect of:

(i)	any person who is known to Alumina to be the registered owner of more than 5% of any class of its voting securities; and

(ii)	the total amount of any class of its voting securities owned by the Directors and Executive General Managers of Alumina as a group.

Title of class	Identity of person or group	Amount owned	% of class
Fully paid Ordinary Shares	HSBC Custody Nominees (Aust) Limited	219,572,030	19.05
	National Nominees Ltd	178,520,775	15.48
	J P Morgan Nominees Australia Ltd	134,843,101	11.70
	ANZ Nominees Limited	107,379,273	9.31
	Citicorp Nominees Pty Limited	96,366,211	8.36
Fully paid Ordinary Shares (1)	Directors and Executive officers of Alumina as a group	715,113	0.06

(1)	Includes Alumina’s ADS’s

The nominee companies listed in the previous table hold these fully paid Ordinary Shares on behalf of numerous beneficial owners. Beneficial owners known to have owned more than 5% of the issued and outstanding fully-paid ordinary shares are listed below. Their history of significant changes over the last three years is outlined below:

Beneficial Owner	Date	Number of Shares	% Shareholding
Commonwealth Bank of Australia	04/08/2008	84,378,633	7.32%
	02/22/2008	93,949,214	8.32%
	09/26/2006	109,005,850	9.34%
	08/16/2006	95,768,663	8.21%
	05/11/2004	83,562,783	7.21%
NWQ Investment Management Company LLC	08/04/2006	102,017,042	8.70%
	05/25/2006	77,973,304	6.69%
	03/01/2006	58,495,938	5.02%
Maple-Brown Abbott Limited	01/16/2008	58,425,057	5.00%
	12/17/2007	58,673,830	5.02

All fully paid shareholders have the same voting rights as any other fully paid shareholder. There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of Alumina.

As at December 31, 2007, 331,588 Alumina fully paid Ordinary Shares were registered in the name of 235 residents of the United States and represented approximately 0.03% of the total number of Alumina fully paid Ordinary Shares issued and outstanding. As at December 31, 2007, 25,116,449 Alumina ADRs were outstanding

(representing 100,465,796 Alumina fully paid Ordinary Shares) and were registered in the name of 285 residents of the United States and represented approximately 8.90% of the total number of fully paid Ordinary Shares issued and outstanding.

B. Related Party Transactions

Loans to directors

No loans were provided in 2006 or 2007, and no balances remain outstanding at 2006 or 2007.

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

	Number of Alumina Limited shares
*	2007	2006
The aggregate number of vested shares granted to executives through participation in the Alumina Employee Share Plan was:	—	—
Details of shares and share options held by directors of the parent entity or their director- related entities at period end are as follows: —fully paid shares	648,197	613,697

*	Individual directors beneficially own less than 1% of total ordinary shares outstanding, the only class of shares issued by Alumina Limited.

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

(i) Legal/financial service fees

A director Mr. P A F Hay was the Chief Executive Officer of Freehills until July 2005. Freehills had provided legal services to Alumina Limited and a number of Alumina Limited controlled entities for several years on normal commercial terms and conditions until 2003. No services were provided during 2007 (2006: A$nil).

C. Interests of Experts and Counsel

Not applicable.

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

The Mabo decision also recognized that native title could be extinguished (removed) prior to the enactment of the Racial Discrimination Act 1975 (October 31, 1975) by government legislation or inconsistent executive action. In response to the Mabo decision, the Commonwealth Government enacted the Native Title Act, 1993 (Cth) (“NTA”) which validated acts done and granted by it prior to January 1, 1994 (“past acts”) and allowed the States and Territories to enact their own validation legislation. Subsequent amendments also validated grants (“intermediate period acts”) made by the Commonwealth (and allowed the States and Territories to enact similar legislation) relating to certain grants up to December 23, 1996. The NTA also created the National Native Title Tribunal, responsible for mediation of native title claims and the administration of certain procedures under the NTA. Finally, the NTA specifies the conditions to be satisfied and the procedures to be followed in order for acts done after January 1, 1994 (“future acts”) to be valid with respect to native title.

Native title may exist in areas where it has not been extinguished. Although a determination of native title does not invalidate another’s validly granted, the High Court decision in the Wik Peoples v Queensland (1996) 187 CLR 1 (‘Wik’) case, made it clear that native title may co-exist with other forms of tenure where that tenure is not exclusive, provided the native title rights are not incompatible with the exercise of the other rights.

In August 2002, the High Court handed down its decision in the State of Western Australia v Ward (2002) 213 CLR 1 (“Ward”). The Court found, among other things, that native title can be categorized as a “bundle of rights”, that there could be partial extinguishment of native title rights and that Western Australian and Northern Territory mining and petroleum legislation extinguishes all native title rights that may have existed over minerals and petroleum in Western Australia and Northern Territory. The High Court also held that a mining lease under the relevant Western Australian legislation extinguished any native title right to control access to land, or to be asked permission to use, or have access to, land but does not necessarily extinguish all native title rights. This decision, which provides some clarity about the impact of native title on pastoral leases and mining leases in Western Australia and the Northern Territory is significant to Alcoa of Australia Ltd because its operations are in Western Australia. However, the decision also leaves many issues to be decided on a case by case basis.

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

(b) Victoria

Alcoa of Australia Ltd’s interest in Portland Smelter falls within the Gournditch-Mara native title claim—Federal Court file number VID6004/98 which is yet to be determined.

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

There has been publicity in respect of complaints by some nearby residents of the Wagerup refinery that there is a link between their various health problems and odours and emissions from the refinery. Legal proceedings have been filed by some nearby residents of the Wagerup refinery in the District Court in Western Australia claiming damages and alleging that emissions from the Wagerup refinery have harmed their health. Settlement has been reached with the plaintiffs in 15 of the 16 legal actions which were commenced. The remaining action is not currently being progressed by the plaintiff.

As previously reported, in September 1998, Hurricane Georges struck the U.S. Virgin Islands, including the St. Croix Alumina LLC facility on the island of St. Croix. AWAC sold its interest in the St Croix refinery in June 2002. The wind and rain associated with the hurricane caused material at the location to be blown into neighbouring residential areas. Various clean-up and remediation efforts were undertaken by or on behalf of St. Croix Alumina LLC. A Notice of Violation was issued by the Division of Environmental Protection of the Department of Planning and Natural Resources of the Virgin Islands Government, and has been contested by the company. A civil suit was commenced in the Territorial Court of the Virgin Islands by certain residents of St. Croix in February 1999 seeking compensatory and punitive damages and injunctive relief for alleged personal injuries and property damages associated with “bauxite or red dust” from the St. Croix Alumina LLC facility. The suit, which has been removed to the District Court of the Virgin Islands, names St. Croix Alumina LLC, Alcoa Inc. and Glencore Ltd. as defendants and in August 2000 was accorded class action treatment. The class is defined to include persons in various defined neighbourhoods who “suffered damages and/or injuries as a result of exposure during and after Hurricane Georges to red dust and red mud blown during Hurricane Georges”. All of the defendants have denied liability, and discovery and other pretrial proceedings have been underway since 1999. In October 2003, the defendants received plaintiffs’ expert reports. These reports claim that the material blown during Hurricane Georges consisted of bauxite and red mud, and contained crystalline silica, chromium and other substances. The reports go on to claim, among other things, that the population of the six subject neighbourhoods as of the 2000 census (a total of 3,730 people) has been exposed to toxic substances through the fault of the defendants, and hence will be able to show entitlement to lifetime medical monitoring as well as other compensatory and punitive relief. These opinions have been contested by the defendants’ expert reports, that state, among other things, that plaintiffs were not exposed to the substances alleged and that in any event the level of alleged exposure does not justify lifetime medical monitoring. In August 2005, Alcoa and St. Croix Alumina LLC moved to decertify the plaintiff class, and in March 2006, the assigned magistrate judge issued a recommendation that class certification be maintained for liability issues only, and that the class be decertified after liability issues have been resolved. This recommendation has been adopted by the assigned district judge. Alcoa and St. Croix Alumina LLC have turned over this matter to their insurance carriers who are providing a defence. Glencore Ltd. is jointly defending the case with Alcoa and St. Croix Alumina LLC and has a pending motion to dismiss. The company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

As previously reported, in May 2005, Alcoa World Alumina LLC and St. Croix Alumina LLC were among the defendants listed in a lawsuit brought by the Commissioner of the Department of Planning and Natural Resources, Dean Plaskett, in his capacity as Trustee for Natural Resources of the Territory of the United States Virgin Islands in the District Court of the Virgin Islands, Division of St. Croix. The complaint seeks damages for alleged injuries to natural resources caused by alleged releases from an alumina refinery facility in St. Croix that was owned by St. Croix Alumina LLC from 1995 to 2002. Also listed in the lawsuit are previous and subsequent owners of the alumina refinery and the owners of an adjacent oil refinery. Claims are brought under CERCLA, U.S. Virgin Islands law, and common law. The plaintiff has not specified in the complaint the amount it seeks in damages. The defendants have filed motions to dismiss and, in September 2006, filed a motion for an order staying discovery pending resolution of those motions. All of these motions are pending and discovery has not begun. In September 2007, the court asked the parties to brief the issue of whether the natural resource provisions of the federal Superfund law pre-empted territorial statutory and common law claims in the case. The parties have complied. In October 2007, the plaintiff and St. Croix Renaissance Group, L.L.L.P. (SCRG) filed a joint Agreement and Consent Decree to resolve SCRG’s liability in the lawsuit, along with any CERCLA liability it may have with respect to the facility. The remaining defendants each filed objections to the Agreement and Consent Decree. This litigation is in its preliminary stages and the company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

As previously reported, in December 2006, St. Croix Alumina LLC was sued by the Commissioner of the Department of Planning and Natural Resources (DPNR), U.S. Virgin Islands, in the Superior Court of the Virgin Islands, Division of St. Croix. The plaintiff alleges violations of the Coastal Zone Management Act and a construction permit issued thereunder. The complaint seeks a civil fine of $10,000 under the Coastal Zone Management Act, exemplary damages, costs, interest and attorney’s fees, and “other such amounts as may be just and proper”. This litigation is in its preliminary stages and the company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

As previously reported, in December 2006, St. Croix Alumina LLC (SCA), along with unaffiliated prior and subsequent owners, were sued by the Commissioner of the DPNR, U.S. Virgin Islands, in the Superior Court of the Virgin Islands, Division of St. Croix. This second suit alleges violations by the defendants of certain permits and environmental statutes said to apply to the facility. The complaint seeks the completion of certain actions regarding the facility, a civil fine from each defendant of $10,000 under the Coastal Zone Management Act, civil penalties of $50,000 per day for each violation of the Water Pollution Control Act, $10,000 per day for alleged intentional and knowing violations of the Coastal Zone Management Act, exemplary damages, costs, interest and attorney’s fees, and “other such amounts as may be just and proper”. In October 2007, Plaintiff and defendant SCRG entered into a settlement agreement resolving claims against SCRG. Plaintiff filed a notice of dismissal with the court, and the court entered an order dismissing SCRG on November 2, 2007. SCA objected to the dismissal and requested that the court withdraw its order, and the parties have briefed SCA’s objection and request. A decision from the court is pending. The litigation is in its preliminary stages and the company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

As previously reported, on January 22, 2007, the City of Point Comfort, Texas filed suit against Alcoa World Alumina LLC (AWA) in the United States District Court for the Southern District of Texas, Victoria Division. Served on January 31, 2007, the suit alleges that air emissions from AWA’s Point Comfort facility have caused personal injury and property damage to the city and its residents. The complaint seeks injunctions prohibiting operation and unspecified damages. The complaint seeks an injunction prohibiting operation as well as unspecified damages. The parties are currently engaged in settlement discussions. This litigation is in its preliminary stages and the company is unable to reasonably predict an outcome or to estimate a range of possible loss.

The Brazilian Federal Public Prosecutors’ office challenged the issue of the installation licence for the Juruti project in September 2005 alleging a lack of jurisdiction of the Executive Department of Sciences, Technology and Environment—SECTAM (state agency) to conduct the licensing. This proceeding is currently before the Court of Obidos—PA, awaiting revaluation of the initial petition, due to the decision made by the Federal Judge of Santarem.

On February 27, 2008 Alcoa Inc. (Alcoa) received notice that Aluminium Bahrain (“Alba) had filed suit against Alcoa and Alcoa World Alumina LLC, and others, in the U.S. District Court for the Western District of Pennsylvania, Civil Action number 08-299, styled Aluminium Bahrain B.S.C. v. Alcoa Inc., Alcoa World Alumina LLC, William Rice, and Victor Dahdaleh. The complaint alleges that certain Alcoa entities and their agents, including Victor Phillip Dahdaleh, have engaged in a conspiracy over a period of 15 years to defraud Alba. The complaint further alleges that Alcoa and its employees or agents (1) illegally bribed officials of the government of Bahrain and (or) officers of alba in order to force Alba to purchase alumina at excessively high prices, (2) illegally bribed officials of the government of Bahrain and (or) officers of Alba and issued threats in order to pressure Alba to enter into an agreement by which Alcoa would purchase an equity interest in Alba, and (3) assigned portions of existing supply contracts between Alcoa and alba for the sole purpose of facilitating alleged bribes and unlawful commissions. The complaint alleges that Alcoa and the other defendants violated the Racketeer Influenced and Corrupt Act (RICO) and committed fraud. Alba’s complaint seeks compensatory, consequential, exemplary, and punitive damages, rescission of the 2005 alumina supply contract, and attorneys’ fees and costs. Alba seeks treble damages with respect to its Rico claims.

Following a notification by Alcoa on February 26 2008 to the U.S. Department of Justice (DOJ) and the U.S. Securities and Exchange Commission (SEC) that it recently became aware of the claims, it had already begun an internal investigation and intended to cooperate fully in any investigation that the DOJ or SEC may commence. On March 17, 2008 the DOJ notified Alba that it had opened a formal investigation and Alcoa has been cooperating with the government. In response to a motion filed by the DOJ on March 27, 2008, the Court ordered the suit filed by Alba to be administratively closed and that all discovery be stayed to allow the DOJ to fully conduct an investigation without the interference and distraction of ongoing civil litigation. The Court further ordered that the case will be reopened at the close of the DOJ’s investigation. The litigation and the DOJ investigation are in their preliminary stages and Alcoa is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

The Company understands that Alcoa is reviewing these allegations and intends to vigorously defend the claim. No member of the Group, nor any of its employees, are defendants in the litigation.

Other Financial Information

Dividend Policy

Alumina Limited intends, subject to business conditions, to maintain dividends to Alumina shareholders at current levels through the current period of substantial growth. Dividends are paid twice a year. An interim dividend is paid in September or October and the final dividend is paid in March or April.

The dividends paid to shareholders are determined by the Board of Directors, based on Alumina’s performance and current and forecast business conditions.

During the 12 month period January 1, 2007 to December 31, 2007, Alumina paid cash dividends to its shareholders of A$0.24 (fully franked) per fully paid ordinary share. This compares to cash dividends provided for the 12 months to December 31, 2006 of A$0.20 (fully franked) per fully paid ordinary share. For a discussion on the taxation of the dividends, see Item 10E “Additional Information—Taxation”.

On January 31, 2008 the Directors declared a final dividend, paid on March 31, 2008, of 12 cents per share. The Board’s intention, subject to business conditions, is to maintain annual dividends to at least 24 cents per share, fully franked.

Financing and Corporate Items

Net financing and corporate expenses for the year ended December 31, 2007 totalled A$56.9 million compared to A$34.4 million for the year ended December 31, 2006. The principal components were:

	Year Ended December 31, 2007	Year Ended December 31, 2006
Interest received / receivable	(2.6)	(1.4)
Interest paid / payable	45.7	25.1
Corporate expenditure	13.8	10.7

Net interest charged to profit was A$43.1 million for the year ended December 31, 2007 compared to A$23.7 million for the year ended December 31, 2006, due to higher average debt levels and higher average interest rates.

B. Significant Changes

Through the end of April 2008, average LME aluminium prices have been higher in 2008 than in 2007, which has had a positive effect on the Company’s profit. The average Australian US dollar exchange rate in 2008 has been higher than in 2007, which has had an adverse effect upon profit. The Brazilian Real and the Euro have strengthened in 2008 which also adversely affects AWAC’s operating and capital costs.

AWAC alumina sales are expected to increase in 2008 by approximately 500,000 tonnes. The Company has previously advised AWAC’s operating costs in 2008 are expected to increase due to a weaker average US dollar, higher energy and caustic prices, and increased bauxite and shipping costs.

The US dollar has weakened against major currencies during 2008, which increases US dollar operating and capital costs. Also, energy prices have continued to increase during 2008.

The Company is progressing further financing arrangements to diversify its funding sources and extend maturities and seeks to have these completed in the first half of 2008.

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

		Ordinary Shares		American Depositary Shares
Period		A$ High	A$ Low	US$ High	US$ Low
Month ended March 31, 2008		6.44	5.01	24.04	17.99
Month ended February 29, 2008		6.51	4.97	24.26	17.60
Month Ended January 31, 2008		6.48	4.50	22.42	15.86
Month Ended December 31, 2007		6.62	5.89	23.33	20.05
Month Ended November 30, 2007		6.94	6.06	24.90	21.24

Year Ended December 31, 2007	First Quarter	7.45	6.07	23.82	18.75
	Second Quarter	8.10	7.03	28.02	23.00
	Third Quarter	8.88	5.90	32.85	18.21
	Fourth Quarter	7.33	5.89	26.10	20.05

Year Ended December 31, 2006	First Quarter	8.01	6.46	23.97	19.01
	Second Quarter	8.15	6.05	25.04	17.87
	Third Quarter	7.25	5.83	21.60	17.63
	Fourth Quarter	6.94	5.96	21.20	17.51

Year Ended December 31, 2005	First Quarter	6.37	5.65	20.31	17.81
	Second Quarter	6.20	5.29	19.06	15.99
	Third Quarter	6.28	5.42	19.43	16.72
	Fourth Quarter	7.47	5.47	22.23	17.01

Year Ended December 31, 2004	First Quarter	6.80	5.13	21.16	15.30
	Second Quarter	5.55	4.87	16.87	13.47
	Third Quarter	5.74	5.01	16.39	14.28
	Fourth Quarter	5.96	5.14	18.62	15.18

Year Ended December 31, 2003	First Quarter	5.21	3.90	11.84	9.53
	Second Quarter	4.48	4.03	11.70	9.72
	Third Quarter	5.51	4.14	14.25	11.38
	Fourth Quarter	6.57	5.07	20.06	13.93

The closing price of Alumina's fully paid Ordinary Shares on December 31, 2007 was A$6.38 and on March 31, 2008 was A$5.70. The closing price of Alumina's ADRs on December 31, 2007 was US$22.09 and on March 31, 2008 was US$20.37.

B. Plan of Distribution

Not applicable.

C. Markets

Ordinary Shares

All of Alumina’s fully paid ordinary shares are listed on the ASX which presently constitutes the principal trading market for Alumina’s ordinary shares. The ASX is a nationally operated stock exchange with trading being carried out on automatic computer trading systems (“SEATS”). Alumina's fully paid ordinary shares are also listed on the New York Stock Exchange (traded as American Depositary Shares).

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

As at March 31, 2008, 313,710 Alumina fully paid ordinary shares were registered in the name of 232 residents of the United States and represented approximately 0.03% of the total number of Alumina fully paid ordinary shares issued and outstanding. As at March 31, 2008, 25,237,277 Alumina ADRs were outstanding (representing 100,949,108 Alumina fully paid ordinary shares) and were registered in the name of 281 residents of the United States and represented approximately 8.76% of the total number of fully paid ordinary shares issued and outstanding.

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

On December 21, 1994, Alcoa and WMC finalised and executed the AWAC Agreements establishing and governing the operation of AWAC, with the Formation Date of AWAC being January 1, 1995. The main AWAC Agreements are the agreements known respectively as the ‘Formation Agreement’ and the ‘Charter of the Strategic Council’. Key aspects of the AWAC Agreements are set out below. Copies of the main AWAC Agreements are also annexed to this Report as exhibits.

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

(b) Consideration

On January 1, 1995, Alumina paid to Alcoa approximately US$386 million and transferred 9% of Alcoa of Australia to Alcoa. Alumina contributed an additional sum of approximately US$120 million to AWAC which was repaid during the course of initial establishment and operation of AWAC and for further acquisitions. Alcoa was also to receive additional compensation based upon the future earnings of AWAC’s alumina-based industrial chemicals operations if the earnings exceeded performance targets for the period 1995-1999 (inclusive). Since the growth plan for the alumina-based chemicals business was not achieved, this additional compensation was not required to be paid by WMC.

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

(d) Formation

The formation of AWAC was completed on January 1, 1995.

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

(k) Alumina pre-payment for Alcoa of Australia liabilities

By an amending agreement dated December 31, 1995, Alcoa’s purchase price for Alumina’s 9% of Alcoa of Australia was adjusted, with such adjustment being in full satisfaction of Alumina’s indemnity obligations for environmental extraordinary liabilities’ (as defined in the AWAC Agreements and described above) that should reasonably have been known, or for known environmental extraordinary liabilities, at plants in Australia, except for the cost of reclaiming spent pot lining stored at Portland. Alcoa assumed obligations to indemnify Alumina for any such extraordinary liabilities.

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

the practical, economic and legal effect of WMC Resources separation from Alumina;

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

D. Exchange Controls

(a)	The Banking (Foreign Exchange) Regulations 1959 (Cth) and other Australian legislation and regulations control the import and export of capital and remittance of payments involving non-residents of Australia. Alumina is not restricted from receiving funds into or transferring funds from Australia to the credit of non-residents of Australia but in certain cases is required to:

(i)	withhold Australian taxes;

(ii)	obtain the Reserve Bank’s authority—

to place any sum in Australia to the credit of, or make any payment in Australia to, by order of or on behalf of:

•	certain entities related to the Federal Republic of Yugoslavia (in limited circumstances) and certain named individuals associated with the former Milosevic regime;

•	certain ministers and senior officials of the Government of Zimbabwe;

•	certain entities or individuals associated with the Democratic People’s Republic of North Korea; or

•	certain figures, sub-groups or individuals associated with the regime in Burma; or

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

•	property, securities or funds owned or controlled, directly or indirectly, by or otherwise relating to payments to certain figures, sub-groups or individuals associated with the regime in Burma; or

(iii)	lodge a report of the transaction details.

(b)	Limitations under Australian laws, on the right of non-residents to acquire, hold or vote Ordinary Shares in the Company, exist under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (the “Foreign Acquisitions Act”) and section 606 of the Corporations Act 2001 (Cth) (the “Corporations Act”). The Charter of the United Nations Act 1945 (Cth) and the Charter of the United Nations (Dealing with Assets) Regulations 2008 (Cth) (the “Regulations”) also regulate certain transactions.

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

Transactions that involve a transfer of assets (which would include Ordinary Shares in the Company) to or from persons or entities listed under the Charter of the United Nations Act 1945 (Cth) or the Regulations require ministerial approval.

The Charter of the United Nations Act 1945 (Cth) and the Regulations enable Australia to give effect to decisions made by the United Nations Security Council. The Regulations accommodate provisions in the Charter of the United Nations Act 1945 (Cth) which prohibit individuals or corporations from engaging in activities which contravene a United Nations sanction in force in Australia. The Regulations also give broad effect to Resolutions of the United Nations Security Council (including the United Nations Security Council Resolution 1373 (2001) pertaining to terrorism) which impose obligations on member states to freeze funds, financial assets and economic resources within their territories and prevent the use of or dealing with funds, financial assets or economic resources by, or the making of funds, financial assets or economic resources available to, any person or entity (including certain persons and entities engaged in terrorist acts) specified by the United Nations Security Council as being subject to such sanctions.

The Regulations apply to all individuals and entities defined by the Minister for Foreign Affairs of the Commonwealth of Australia as having met the definition established by the United Nations Security Council. That definition includes certain named individuals or entities prescribed by the United Nations Security Council as being subject to financial sanctions associated with:

•

Afghanistan and Al Qaida (also known as the Al-Qaeda organization) including Usama bin Laden (also known as Osama bin Laden), the Taliban, or other individuals, groups or entities associated with them; or

•

Iraq, including certain named individuals or entities associated with Saddam Hussein, certain named senior officials of the former Iraqi regime (including members of their immediate family), and certain named entities owned or controlled by, directly or indirectly, them or others acting on their behalf or under their instruction; or

•	Liberia, including former Liberian President Charles Taylor and his associates; or

•	Côte d'Ivoire, the Democratic People's Republic of Korea, the Democratic Republic of the Congo, Iran, Lebanon, or Sudan.

The Charter of the United Nations Act 1945 (Cth) also applies to other persons or entities identified in relation to terrorist activities, as identified in regulations enacted by the Governor General of the Commonwealth of Australia or as listed by the Minister for Foreign Affairs of the Commonwealth of Australia from time to time. The Minister for Foreign Affairs of the Commonwealth of Australia maintains a list of individuals and entities to which United Nations Security Council sanctions apply. That list includes (amongst others, and in addition to those individuals and entities referred to above as being subject to financial sanctions by the United Nations Security Council) the Kurdistan People’s Congress, the Al-Aqsa Foundation, Ansar al-Islam and the Orange Volunteers.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the applicable legislation and to the Constitution. A copy of the Constitution is filed as Exhibit 1 to this Annual Report on Form 20-F.

E. Taxation

The following is a summary of the principal Australian and United States federal income tax consequences to United States holders (as defined below) of the acquisition, ownership and disposition of ADS or Ordinary Shares that are held on capital account and is based on the laws in force as at the date of this Annual Report. Holders are advised to consult their own tax advisers concerning the overall tax consequences of the acquisition, ownership and disposition of ADS or Ordinary Shares in their individual circumstances particularly where they are held on revenue account. This discussion relies in part on representations by the Depositary in the Deposit Agreement and related documents.

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

United States Federal Income Tax Consequences

The following discussion is a summary of the material United States federal income tax consequences of owning Ordinary Shares or ADS. The discussion below, except where specifically noted, does not address the effects of any state, local or non-United States tax laws. In addition, it applies to you only if you hold your Ordinary Shares or ADS as a capital asset, and does not address the tax consequences that may be relevant to you in light of your particular circumstances. Moreover, it does not apply to you if you are not a U.S. person, as defined below, or if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution;

•	an insurance company;

•	a tax-exempt organization;

•	a person liable for alternative minimum tax;

•	a person that holds Ordinary Shares or ADS as part of a straddle or a hedging or conversion transaction;

•	a person that actually or constructively owns 10% or more of the voting shares of Alumina; or

•	a person whose "functional currency" is not the United States dollar.

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

You are a U.S. person if you are:

•	a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the law of the United States or any state of the United States;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

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

With effect for dividends paid in taxable years beginning before January 1, 2011, the United States reduced the maximum tax rate on certain qualifying dividend distributions to 15% for non corporate U.S. persons. In order for dividends paid by foreign corporations to qualify for the reduced rates, the foreign corporation must meet certain requirements, including that it not be classified as a passive foreign investment company for United States federal income tax purposes in either the taxable year of the distribution or the preceding taxable year. The Company believes that its Ordinary Shares or ADS will not be treated as shares of a passive foreign investment company, but this conclusion is a factual determination that is made annually and thus may be subject to change.

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

Dividends will be income from sources outside the United States, and will, depending on your circumstances, be “passive income” or “general income” which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. Dividends qualifying for the special 15% maximum U.S. tax rate are subject to special rules in determining a taxpayer’s foreign tax credit limitation.

Disposition

Subject to the passive foreign investment company rules discussed below, any gain or loss you realize on the sale, exchange or other taxable disposition of Ordinary Shares or ADS will be subject to United States federal income taxation as a capital gain or loss in an amount equal to the difference between the US dollar value of the amount that you realize on that sale, exchange or other disposition and your adjusted tax basis, determined in US dollars, in the Ordinary Shares or ADS surrendered. The gain or loss will be long term capital gain or loss if your holding period for the ordinary shares or ADS is more than one year. A noncorporate U.S. person is generally taxed at a maximum rate of 15% on long term capital gain that is recognized in taxable years beginning before January 1, 2011. Any capital gain or loss so realized will generally be United States source gain or loss. Your ability to deduct capital losses is subject to limitations.

Passive Foreign Investment Company Rules

Alumina believes that its Ordinary Shares or ADS will not be treated as shares of a passive foreign investment company, or “PFIC”, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. Moreover, the application of the PFIC rules to a corporation such as Alumina that is primarily engaged in the active business of mining and processing metals is not entirely clear.

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

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the shares of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

If the company is treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your Ordinary Shares or ADS and

•

any excess distribution that the company makes to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the Ordinary Shares or ADS during the three preceding taxable years or, if shorter, your holding period for the Ordinary Shares or ADS).

Under these rules:

•	the gain or excess distribution will be allocated rateably over your holding period for the Ordinary Shares or ADS,

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

It is possible to read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the Securities and Exchange Commission ("SEC") at the SEC's public reference room located at 100 F Street NE Washington D.C. 20549. Please telephone the SEC at 1-800-SEC-0330 or access the SEC website (www.sec.gov) for further information.

I. Subsidiary Information

All controlled entities are wholly owned, unless otherwise indicated. Alumina’s significant subsidiaries are described in Item 4C—“Key Information—Organizational Structure”. The following is a list of all entities controlled by Alumina as of May 21, 2008.

Controlled Entities	Place of Incorporation
Alumina Holdings (USA) Inc.	Delaware, USA
Alumina (U.S.A.) Inc.	Delaware, USA
Westminer (Investments) B.V.	Netherlands
Alumina Brazil Holdings Pty Ltd	VIC, Australia
Alumina Finance Limited	VIC, Australia
Westminer Acquisition (U.K.) Limited	UK
Westminer International (U.K.) Limited	UK
Alumina International Holdings Pty. Ltd.	VIC, Australia
Butia Participaçoes SA	Brazil

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A Quantitative Information about Market Risk

Continuing operations

Alumina’s policy currently is not to hedge its commodity or currency exposure other than to secure the Australian dollar value of foreign currency bank accounts. This policy will be reviewed periodically. AWAC has previously sought to manage its exposure to both the aluminium price and the A$/US$ exchange rate through the use of derivative products. There were no aluminium hedge positions in place at December 31, 2007.

The Group is exposed to commodity price risk through its investment in AWAC. AWAC manages commodity price risk through long-term purchase contracts for some input costs. Some energy price risk is managed through short-term commodity hedges. AWAC does not hedge its aluminium price risk.

Commodity Price Risk

A table showing the movement in the selling price of aluminium over the last five years is set out below.

AVERAGE QUARTERLY PRICES

Financial Year Ended	Aluminium London Metal Exchange US$/lb
December 31, 2003
First Quarter	0.63
Second Quarter	0.63
Third Quarter	0.64
Fourth Quarter	0.68

December 31, 2004
First Quarter	0.76
Second Quarter	0.77
Third Quarter	0.78
Fourth Quarter	0.83

December 31, 2005
First Quarter	0.86
Second Quarter	0.81
Third Quarter	0.84
Fourth Quarter	0.94

December 31, 2006
First Quarter	1.10
Second Quarter	1.22
Third Quarter	1.15
Fourth Quarter	1.24

December 31, 2007
First Quarter	1.25
Second Quarter	1.27
Third Quarter	1.18
Fourth Quarter	1.14

First Quarter 2008	1.26

As at December 31, 2007, the group had no outstanding hedge contracts over future sales of alumina or aluminium.

Exchange Rate Risk

Foreign currency risk relates to Alumina’s exposure to changes in exchange rates. Alumina’s revenue streams were significantly derived from the sale of its commodity production in US dollars and the amount of Australian dollar revenue it would receive fluctuated with the moving AUD/USD exchange rate.

Alumina Limited’s 2008 earnings sensitivities, based on 2007 earnings and 2007 average A$/US$ exchange rates is that each one cent movement in the average Australian dollar/US dollar exchange rate is expected to impact earnings by approximately A$12 million.

Interest rate risk

Interest rate risk refers to Alumina’s exposure to movements in interest rates. Alumina is primarily exposed to interest rate risk on its outstanding interest bearing liabilities, primarily determined by the US$ 3 month LIBOR rate. As the interest rates fluctuate, the amount of interest payable on debt balances where the interest rate is not fixed will also fluctuate.

During 2007 Alumina Limited drew funding from committed bank facilities, including a US$700 million multi-currency one, three and five year debt facility established in 2006. Additional bank facilities were put in place during 2007.

As at December 31, 2007 the group had short term bank debt outstanding totaling A$440.6 million or US$385.8 million and long term debt outstanding totaling A$565.8 million or US$495.5 million.

As at December 31, 2006 the group had short term bank debt outstanding totaling A$380.2 million or US$300.0 million and long term debt outstanding totaling A$207.9 million or US$164 million.

Interest rate and cross-currency swaps

At December 31, 2007 and at December 31, 2006, Alumina had no outstanding interest rate hedging contracts in relation to its debt.

As at December 31, 2007 and at December 31, 2006, the group had no cross currency swaps in place.

B Qualitative Information About Market Risk

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Under the supervision and with the participation of Alumina’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of Alumina’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2007. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to the Company’s management, as appropriate to allow timely decisions regarding disclosure.

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

Alumina’s management under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of its internal control over financial reporting based on the criteria in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that Alumina’s internal control over financial reporting was effective as of December 31, 2007.

C. Attestation Report of the Registered Public Accounting Firm

Alumina’s internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears on page F-40 herein.

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The board has determined that Mr Donald M Morley is an “audit committee financial expert” as required by the New York Stock Exchange listing standards. Mr Morley was not independent under New York Stock Exchange rules until October 31, 2005, three years from the end of his employment with the Company. Mr Morley is now considered independent under the independence requirements of the New York Stock Exchange corporate governance standards. Although the board of directors has determined that Mr Morley has the requisite attributes defined under the rules of the Securities and Exchange Commission, his responsibilities are the same as those of the other audit committee members. He is not an auditor or accountant, does not perform “field work” and is not a full-time employee. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert. The audit committee is responsible for oversight of management in the preparation of our financial statements and financial disclosures. The audit committee relies on the information provided by management and the independent auditors. The audit committee does not have the duty to plan or conduct audits or to determine that our financial statements and disclosures are complete and accurate. A copy of our Audit Committee Charter is available from on web site at www.aluminalimited.com. This link is an inactive textual link for reference only.

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

This code of conduct is available from our web site at www.aluminalimited.com. This link is an inactive textual link for reference only. Alumina will provide any person without charge, upon request, a copy of the Code of Conduct. Copies of the Code can be requested by contacting Colin Hendry T: +61 (0) 3 86992600, E: colin.hendry@aluminalimited.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Summary of Fees

	A$Thousand
	2007	2006
(a) Fees for audit or review of the parent entity or any entity in the consolidated entity:
Auditof parent entity—PricewaterhouseCoopers—fees for annual audit	379	367
Auditof Annual Report on US Form 20-F—fees for annual audit	235	105
Additionalcosts due to changes in accounting standards (principally the transition to IFRS)	—	11

	614	483

(b) Remuneration for other assurance services:
Other	200	97

(c) Remuneration for taxation services:
Overseastax services	54	71

Total	868	651

Audit Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filing engagements for 2007 and 2006 are approximately A$379,000 and A$367,000, respectively.

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of Alumina’s financial statements and not reported under Audit Fees for 2007 and 2006 are approximately A$235,000 and A$105,000 respectively. The nature of services comprising the fees disclosed under this category were the audit of the 20-F.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for tax services by the principal accountant that are not related to the performance of the audit or review of Alumina’s financial statements and are not reported under Audit Fees are A$54,000 and A$71,000 in 2007 and 2006, respectively. The nature of services comprising the fees disclosed under this category are for tax compliance work in relation to Alumina’s significant subsidiaries incorporated in the UK and the Netherlands.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported under Audit Fees, Audit-Related Fees and Tax Fees are A$200,000 and A$108,000 in 2007 and 2006, respectively. The nature of services comprising the fees disclosed under this category is advice Sarbanes-Oxley compliance, advice on the application of USGAAP and International Financial Reporting Standards and other sundry agreed upon procedures engagements.

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

For PwC services of more than A$250,000, the proposed services are to be put to competitive tender with requirement for CFO, CEO and Audit Committee Chairman's approval of inclusion of PwC in tender list. The provision of such services also require the prior approval of the Audit Committee.

ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY ALUMINA AND AFFILIATED PURCHASERS

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

Not applicable, as Alumina complies with Item 18.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements and Financial Statement Schedules

The attached financial statements and financial statement schedules, pages F1-F105, with a full index on page F2, together with the Reports of Independent Accountants thereon, are filed as part of this Annual Report and are incorporated herein by reference.

Schedule A

ITEM 19. EXHIBITS

Exhibit 1—Constitution of Alumina

Exhibit 4—Material contracts 4.1*            The Alcoa World Alumina and Chemicals (“AWAC”) Agreements (incorporated by reference to Exhibit 4 to Alumina Limited’s (formerly known as WMC Limited) Annual Report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Commission on April 4, 2002.). These Agreements comprise:

4.1.1	Heads of Agreement, dated July 6, 1994 between Aluminum Company of America and Western Mining Corporation Holdings Limited.

4.1.2	Charter of the Strategic Council, dated December 21, 1994 between Aluminum Company of America and Western Mining Corporation Holdings Limited.

4.1.3	Formation Agreement, dated December 21, 1994 among Aluminum Company of America, Alcoa International Holdings Corporation, ASC Alumina Inc., Western Mining Corporation Holdings Limited, Westminer International Holdings Limited and WMC Alumina (USA) Inc.

4.1.4	Amended and Restated Limited Liability Company Agreement of Alcoa Alumina & Chemicals, L.L.C., dated December 31, 1994 among Aluminum Company of America, ASC Alumina Inc., Westminer International Holdings Limited and WMC Alumina (USA) Inc.

4.1.5	Loan Agreement, dated January 3, 1995 between Alcoa Alumina & Chemicals, L.L.C. and WMC Alumina (USA) Inc.

4.1.6	Administrative and Services Agreement, dated January 1, 1995 between Alcoa Alumina & Chemicals, L.L.C. and Aluminum Company of America.

4.1.7	AAC-ACOA Employee Services Agreement dated January 1, 1995 between Alcoa Alumina & Chemicals, L.L.C. and Aluminum Company of America.

4.1.8	WMC-ACOA Employee Services Agreement dated January 1, 1995 between Aluminum Company of America and Western Mining Holdings Limited.

4.1.9	Master Hedging Agreement dated December 31, 1994 among Aluminum Company of America, Alcoa of Australia Limited, Alcoa Alumina & Chemicals L.L.C., Suriname Aluminum Company L.L.C. and Alcoa Minerals of Jamaica.

4.1.10	Assignment Agreement dated February 1, 1995 among Aluminum Company of America and Alcoa Alumina & Chemicals, L.L.C. regarding the Bauxite Contract with Compagnie des Bauxites de Guinée.

4.1.11	Abalco Shareholders Agreement, dated March 29, 1995 among Alcoa Alumina & Chemicals, L.L.C., Alcoa Brazil Holdings Company and Westminer International (UK) Limited.

4.1.12	** Enterprise Funding Agreement dated September 18, 2006, between Alcoa Inc., certain of its affiliates and Alumina Limited.

4.2	Demerger Deed between Alumina Limited and WMC Resources Limited dated March 5, 2003.*

4.3	Transitional Services Agreement between Alumina Limited and WMC Resources Limited dated December 18, 2002.*

4.4	Management Contracts

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

•

Alcoa of Australia Ltd—Incorporated in Australia, and 40% owned by Alumina, this company is a significant entity in the Alumina Group’s AWAC joint venture, with integrated bauxite mining, alumina refining and aluminium smelting facilities in Australia.

Exhibit 12—Certifications

12.1	Certification by CEO, John Marlay

12.2	Certification by CFO, Ken Dean

Exhibit 13—Certifications

13.1	Certification by CEO, John Marlay

13.2	Certification by CFO, Ken Dean

*	Previously filed as an exhibit to Alumina Limited’s Form 20-F for the year ended December 31, 2002.
**	Previously filed as an exhibit to Alumina Limited’s Form 20-F for the year ended December 31, 2006.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

(Signed)
Date: May 21, 2008	Name:	Kenneth Dean
	Title:	Chief Financial Officer

ALUMINA LIMITED

(Australian Business Number 85 004 820 419)

AND CONTROLLED ENTITIES

U.S. FINANCIAL REPORT

AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2007

Prepared in accordance with

International Financial Reporting Standards (IFRS)

as issued by the International Accounting Standards Board

Amounts are stated in Australian dollars (A$) except where noted

ALUMINA LIMITED AND CONTROLLED ENTITIES

FINANCIAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2007

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

INCOME STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007

	Notes	2007	2006	2005
		$Million
Revenue from continuing operations	4	2.6	1.4	4.0
Other income	5	0.2	—	—
General and administrative expenses		(13.8)	(10.7)	(10.2)
Finance costs	6(a)	(45.7)	(25.1)	(15.3)
Share of net profits of associates accounted for using the equity method	12(h)	494.6	546.6	337.1

Profit before income tax		437.9	512.2	315.6
Income tax expense	7(a)	(1.5)	(1.1)	—

Profit attributable to members of Alumina Limited		436.4	511.1	315.6

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company:
Basic earnings per share	8	38.2c	43.8c	27.1c
Diluted earnings per share	8	38.2c	43.8c	27.1c

The above income statements should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

BALANCE SHEETS AS AT DECEMBER 31, 2007

	Notes	2007	2006
		$Million
CURRENT ASSETS
Cash and cash equivalents	10	29.1	169.0
Receivables	11	0.1	0.1
Deferred tax assets		2.1	2.1

Total current assets		31.3	171.2

NON-CURRENT ASSETS
Investments accounted for using the equity method	12	2,657.0	2,186.2
Property, plant and equipment	13	0.3	0.2

Total non-current assets		2,657.3	2,186.4

TOTAL ASSETS		2,688.6	2,357.6

CURRENT LIABILITIES
Payables	14	15.8	12.7
Interest-bearing liabilities	15	440.6	380.2
Current tax liabilities		1.0	1.1
Provisions	16	0.1	0.1
Other		1.1	0.7

Total current liabilities		458.6	394.8

NON-CURRENT LIABILITIES
Interest-bearing liabilities	15	565.8	207.9
Provisions	17	0.3	0.3

Total non-current liabilities		566.1	208.2

TOTAL LIABILITIES		1,024.7	603.0

NET ASSETS		1,663.9	1,754.6

EQUITY
Parent entity interest:
Contributed equity	18	411.9	425.8
Treasury shares	20(f)	(0.7)	(0.6)
Reserves:
—Group		12.6	30.6
—Associates	12(d)	1.4	(15.3)
Retained profits:
—Group	20(e)	736.0	861.1
—Associates	12(c)	502.7	453.0

TOTAL EQUITY		1,663.9	1,754.6

The above balance sheets should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED DECEMBER 31, 2007

	Notes	2007	2006	2005
		$Million
Total equity at the beginning of the year		1,754.6	1,530.2	1,411.9

Adjustment on adoption of IAS 2, net of tax, to Reserves	20(c)	—	—	(0.2)
Adjustment on adoption of IAS 39, net of tax, to Reserves	20(b)	—	—	35.6
Change in the fair value of cash flow hedges, net of tax [1]	20(b)	16.7	(52.8)	—
Exchange differences on translation of foreign operations	20(a)	(18.8)	(11.3)	(11.5)

Net (loss)/income recognised directly in equity		(2.1)	(64.1)	23.9
Profit for the year		436.4	511.1	315.6

Total income and expense recognised in equity and profit during the year		434.3	447.0	339.5

Transactions with equity holders in their capacity as equity holders:
Contributions of equity, net of transaction costs		—	10.1	11.6
Movement in share based payments reserve	20(c)	0.7	0.5	—
Share buy back		(250.1)	—	—
Dividends provided for or paid		(275.6)	(233.2)	(232.8)

		(525.0)	(222.6)	(221.2)

Total equity at the end of the financial year		1,663.9	1,754.6	1,530.2

[1]	Short term AWAC energy price hedging, principally natural gas and fuel oil. Refer note 1(q).

The above statements of changes in equity should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CASH FLOW STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007

	Notes	2007	2006	2005
		$Million
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of goods and services tax)		(13.6)	(10.5)	(14.3)
GST refund received		0.8	0.6	0.5
Dividends received from associates		444.9	521.1	95.9
Interest received		2.6	1.4	4.5
Interest paid		(42.6)	(15.7)	(14.3)
Income taxes (paid)/refunded		(1.6)	—	0.1
Other		(1.6)	—	(0.4)

Net cash inflow from operating activities	21(a)	388.9	496.9	72.0

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for investment in associates		(489.4)	(259.2)	(8.2)

Net cash (outflow)/inflow from investing activities		(489.4)	(259.2)	(8.2)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of shares		—	10.1	11.6
Proceeds from borrowings		632.6	391.3	52.8
Repayment of borrowings		(146.0)	(252.4)	—
Payments for purchases of buy-back shares		(250.1)	—	—
Dividends paid		(275.6)	(233.2)	(232.8)

Net cash outflow from financing activities		(39.1)	(84.2)	(168.4)

Net (decrease)/increase in cash and cash equivalents		(139.6)	153.5	(104.6)
Cash and cash equivalents at the beginning of the financial year		169.0	15.2	117.9
Effects of exchange rate changes on cash and cash equivalents		(0.3)	0.3	1.9

Cash and cash equivalents at the end of the financial year	10(a)	29.1	169.0	15.2

The above cash flow statements should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A. BASIS OF PREPARATION

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

This general purpose financial report for the year ended December 31, 2007 has been prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities including derivative instruments at fair value through profit and loss.

Critical accounting estimates

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

B. PRINCIPLES OF CONSOLIDATION

(i) Subsidiaries

The consolidated financial report is prepared on a consolidated entity basis for Alumina Limited (parent entity) and the entities it controls (controlled entities). IFRS defines controlled entities as existing where the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, generally accompanying a shareholding of more than one-half of the voting rights. The financial statements of the subsidiaries are included in the consolidated financial report, from the date that control commences until it ceases. All material controlled entities in the consolidated entity are companies. The economic entity consisting of Alumina Limited and its controlled entities is referred to in the financial report as ‘the Group’. In preparing the consolidated financial statements, the effects of all transactions between entities within the Group are eliminated in full, including unrealised profits and losses on transactions with associates accounted for on an equity basis.

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

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

(iii) Employee Share Trust

The Group has formed a trust to administer the Group’s employee share scheme. This trust is consolidated, as the substance of the relationship is that the trust is controlled by the Group.

Shares held by the Alumina Employee Share Acquisition Plan Trust are disclosed as treasury shares and deducted from contributed equity.

C. INCOME TAX

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an assets or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

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

Tax consolidation legislation

Alumina Limited and its wholly-owned Australian controlled entities have implemented tax consolidation legislation.

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

D. FOREIGN CURRENCY TRANSLATION

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which those entities operate (“the functional currency”). The consolidated financial statements are presented in Australian dollars, which is Alumina Limited’s functional and presentation currency.

Transactions and balances

Foreign currency transactions are initially translated into Australian currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

Controlled foreign entities

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•

income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are taken to the translation reserve in shareholders’ equity. When a foreign operation is sold or borrowings are repaid, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

E. PROPERTY, PLANT AND EQUIPMENT

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

F. RECEIVABLES

All trade debtors are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts, which in practice will equal the amounts receivable upon settlement. Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement in other expenses.

G. CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

H. IMPAIRMENT OF ASSETS

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

I. ACQUISITION OF ASSETS

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

J. INTANGIBLE ASSETS

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

If the cost of acquisition is less than the Group’s share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of identification and measurement of net assets acquired.

K. DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment (excluding land and investment properties) over its expected useful life to the consolidated entity.

Office furniture	8 years
Computers and other office equipment	4 years

L. BORROWINGS

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

M. BORROWING COSTS

Borrowing costs comprise interest payable on borrowings calculated using the effective interest rate method and certain foreign exchange differences arising from foreign currency borrowings. Borrowing costs incurred for the construction of any qualifying asset are capitalised during the time that it is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed. Borrowing costs related to AWAC projects are included within investment in associates.

N. TRADE AND OTHER PAYABLES

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. These amounts are unsecured and are usually paid within thirty days of recognition.

O. REVENUE

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

P. EMPLOYEE BENEFITS

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

(iii) Share-based payments

Share-based compensation benefits are provided to employees via the Alumina Employee Share Plan. Information to these schemes are set out in Note 19.

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

Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognised in the income statement with a corresponding adjustment to equity.

(iv) Superannuation

Since July 27, 2001, all employer contributions and ongoing management of employees’ superannuation entitlements have been managed by the WMC Superannuation Plan, an independently managed sub-plan of the Plum Superannuation Fund, except where the relevant employees elect for those contributions to be paid to an alternate fund. Alumina employees are members of a sub-plan of the WMC Superannuation Plan, created specifically for Alumina. The plan is an accumulation category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account. Members also have the option to make voluntary contributions to their account. Employer contributions to these funds are recognised as an operating cost.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

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

When the calculation results in plan assets exceeding liabilities to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan. During 2007, accounting guidance “IFRIC 14 IAS-19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” was released clarifying the application of net asset capping. The new interpretation states that a net asset cap is applied after taking into consideration the future life of an entity rather than the future life of the existing Plan members. The new guidelines are mandatory for periods beginning on or after January 1, 2008, however Alumina Limited has decided to early adopt as permitted.

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

Q. DERIVATIVES

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The method of recognising gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair value or cash flows of hedged items.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

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

Embedded Derivatives

Under IFRS/IASB standards, sale and purchase contracts may be considered to have financial derivative instruments embedded within them. This occurs when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the LME aluminium price at the time. Such contracts are considered to have embedded derivatives. IFRS requires the future purchases under these contracts to be marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price over the remaining terms of the contracts. The embedded derivative in relevant AWAC contracts has been assessed and marked to market on the balance date. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, in the accounts of the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates.

R. DIVIDENDS

Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at balance date.

S. EARNINGS PER SHARE

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

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

T. SEGMENT REPORTING

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

U. PROVISIONS

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

V. CONTRIBUTED EQUITY

Ordinary shares are classified as equity.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

W. NEW ACCOUNTING STANDARDS

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2007 reporting periods. The Consolidated Entity’s assessment of the impact of these new standards and interpretations on the financial report is set out below:

i) IAS 23—Borrowing Costs will be effective for annual reporting periods commencing January 1, 2009. This standard requires all borrowing costs associated with a qualifying asset to be capitalised. This is consistent with the Consolidated Entity’s existing accounting policy for Capitalisation of interest and financing costs and is not expected to have any additional impact.

ii) IFRIC 11—IFRS 2—Treasury Share Transactions will be effective for annual reporting periods commencing January 1, 2008. This interpretation deals with accounting for Share based payments issued between two entities in the same group and whether certain share based payments should be accounted for as equity-settle or cash-settled awards. This is consistent with the Consolidated Entity’s existing accounting policy for Share based payments and is not expected to have any additional impact.

iii) IFRC 14—IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirement and their interaction will be effective for annual reporting periods commencing January 1, 2008. It provides guidance on the maximum amount that may be recognised as asset in relation to a defined benefit plan and the impact on minimum funding requirements on such an asset. Alumina Limited has elected to early adopt. For further details refer to Note 1(p).

X. ROUNDING OF AMOUNTS

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

Financial risk management is carried out by the Chief Financial Officer under policies approved by the Board of Directors.

(a) Market risk

(i) Foreign exchange risk

Foreign exchange risk arises when commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Group operates internationally and is exposed to foreign exchange risk arising from various currencies, primarily the US dollar in which most of AWAC’s sales are denominated.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

During 2007 the Group managed this risk partly by borrowing in US dollars to provide a hedge of its US dollar denominated assets, and by borrowing in Australian dollars for its further funding needs.

The Group does not hedge its other exposures except through the near-term forward purchase of currency to meet operating requirements.

The Group’s assessed sensitivity of after tax profit to each one US cent movement in the average US dollar / Australian dollar exchange rate during 2007 was approximately $7.2 million.

In addition, had the Australian dollar at December 31, 2007, been weaker/stronger by 10 per cent against the US dollar, with all other variables held constant, post-tax profit for the year would have been $4.2 million higher/$5.1 million lower (2006: $3.5 million higher/$2.9 million lower) mainly as a result of foreign exchange gains/losses on translation of Alcoa of Australia’s US dollar denominated trade receivables, trade payables and the effect on the fair value of embedded derivatives in long term raw material purchase contracts.

Equity would have been $4.2 million higher/$5.1 million lower (2006: $3.5 million higher/$2.9 million lower) had the Australian dollar weakened/strengthened by 10 per cent against the US dollar, arising mainly as a result of foreign exchange gains/losses on translation of US dollar denominated items as detailed in the above section relating to profit. The sensitivity factors relating to Equity are the same as detailed in the above section relating to profit.

(ii) Price risk

The Group is exposed to commodity price risk through its investment in the AWAC joint venture.

The price of AWAC sales of alumina and aluminium are, in most cases, related to the price of aluminium as quoted on the London Metal Exchange at the time of the shipment. During 2007, AWAC did not hedge its aluminium price risk.

During 2007 the Group’s assessed sensitivity of after tax profit to each one US cent movement in the average US dollar price per pound of aluminium as quoted on the London Metal Exchange was approximately $10 million. The sensitivity of earnings to the LME aluminium price is not linear, as it reflects the mix of AWAC sales contracts on varying terms and may vary with significant changes in the LME aluminium price.

AWAC is exposed to the price of various other commodities used in the refining and smelting processes, particularly energy (oil, gas, coal and electricity) and caustic soda. AWAC manages commodity price risks through long-term purchase contracts for some input costs. Some energy price risk is managed through short-term commodity hedges.

(iii) Cash flow and fair value interest rate risk

The Group’s main interest rate risk arises from its borrowings. There are no long term borrowings within any AWAC entities.

Borrowings by the Group at variable rates expose it to cash flow interest rate risk. Borrowings at fixed rates would expose the Group to fair value interest rate risk.

When managing interest rate risk, the Group seeks to reduce the overall cost of funds. Group policy is to maintain borrowings predominately at variable rates, based on the assessed correlation of movements in interest rates to movements in the Group’s revenues. During 2007 and 2006, the Group’s borrowings were all on a variable rate basis.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

Had interest rates during 2007 been 1per cent higher / lower than the average of 6.1per cent, with all other variables held constant, post-tax profit for the year would have been A$7.9 million lower/higher (2006: A$4.5 million lower/higher).

Additional information on the Group’s interest rate risk is shown in Note 23.

(b) Credit risk

The Group has a significant concentration of credit risk to companies controlled by Alcoa Inc. This concentration is accepted as a consequence of the Group’s participation in the AWAC joint venture. The Group has policies in place to ensure that AWAC sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to financial institutions of high credit quality. The Group has policies that limit the amount of credit exposure to any one financial institution.

Credit risk further arises in relation to financial guarantees given to certain parties (see note 24 for details). Such guarantees are only provided in exceptional circumstances and are subject to specific board approval.

(c) Liquidity risk

Prudent liquidity management requires maintaining sufficient cash and credit facilities to ensure the Group’s commitments and plans can be met. This is managed by maintaining committed undrawn credit facilities to cover reasonably expected forward cash requirements.

The table below analyses the Group’s financial liabilities. At December 31, 2007, the Group had no derivative financial instruments. The amounts disclosed in the table are undiscounted principal amounts.

At December 31, 2007	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years
	$Million	$Million	$Million
Interest-bearing liabilities	440.6	285.5	280.3

Additional information on the Group’s borrowings, including committed undrawn facilities, are shown in Notes 15 and 22.

(d) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The fair values of the Group’s financial assets and liabilities, together with the carrying amounts in the balance sheet, are disclosed in note 23(b).

The carrying value less impairment provision for current receivables and payables is a reasonable approximation of their fair values due to the short-term nature of the receivables. The fair value of financial liabilities for disclosure purpose is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

Sale and purchase contracts may be considered to have financial derivative instruments embedded within them. This occurs when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the LME aluminium price at the time. Such contracts are considered to have embedded derivatives. Committed future purchases under those contracts are marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price over the remaining terms of the contracts. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, in the accounts of the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates. During 2007, embedded derivatives in AWAC contracts resulted in a reduction of $8.1 million to Net Profit (2006: $64.6 million reduction).

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

Embedded derivatives

The Group has recognised a liability for derivative financial instruments through its equity investment in AWAC in accordance with IAS 39 Financial Instruments: Recognition and Measurement. In the determination of the fair value of this liability, AWAC has applied management estimates for long term commodity prices.

Retirement benefit obligations

The Group recognised a net liability for retirement benefit obligations under the defined benefit superannuation arrangements, through its investment in AWAC. All plans are valued in accordance with IAS 19 Employee Benefits. These valuations require actuarial assumptions to be made.

Asset retirement obligations

The estimated costs of rehabilitating mine areas and restoring operating sites is reviewed annually and fully provided at the present value. The amount of obligations recognised by AWAC includes the costs of mine areas and residue areas rehabilitation and reclamation, plant closure and subsequent monitoring of the environment. Where rehabilitation and remediation is anticipated to occur within the next 12 months the provision is carried as a current liability. Any outflow greater than 12 months is held as a non-current liability.

For mine reclamation and residue areas the asset retirement obligations are based on detailed studies of useful lives. The provisions have been estimated using existing technology, at current prices inflated by estimated future CPI and discounted at a rate appropriate for the asset location.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

	Notes	2007	2006	2005
		$Million

4. REVENUE

From continuing operations
Other revenue
Interest received/receivable		2.6	1.4	4.0

Total revenue		2.6	1.4	4.0

5. OTHER INCOME

Sundry income		0.2	—	—

Total other income		0.2	—	—

6. EXPENSES

Profit before tax includes the following specific expenses:
Depreciation on plant and equipment		—	0.1	—
Finance costs	6(a)	45.7	25.1	15.3
Contributions to the superannuation fund:
—accumulation category		0.2	0.2	0.2
Operating lease rentals		0.1	0.1	0.1

(a) Finance costs

Interest and finance charges paid/payable:
—unrelated corporations		45.7	25.1	15.3

		45.7	25.1	15.3

Interest received/receivable:
—unrelated corporations		(2.6)	(1.4)	(4.0)

	4	(2.6)	(1.4)	(4.0)

Net finance cost/(income)		43.1	23.7	11.3

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

7. INCOME TAX EXPENSE

	2007	2006	2005
	$Million
(a) Income tax expense

Current tax	(1.5)	(1.1)	—
Deferred tax	—	—	—

	(1.5)	(1.1)	—

Income tax expense is attributable to:
Profit from continuing operations	(1.5)	(1.1)	—

Aggregate income tax expense for the year	(1.5)	(1.1)	—

(b) Numerical reconciliation of income tax expense to prima facie tax payable

Profit from ordinary activities before tax	437.9	512.2	315.6
(Shortfall)/surplus of dividends received/receivable over equity share of profits	(49.7)	(25.5)	78.8

Adjusted profit from ordinary activities before tax	388.2	486.7	394.4

Prima facie tax expense at the rate of 30% (2006,2005: 30%)	(116.5)	(146.0)	(118.3)

The following items caused the total charge for income tax to vary from the above:
Rebateable and exempt dividends	444.9	521.1	415.9
Income assessable for tax	(60.2)	(8.4)	—
Non-deductible expenses	(13.7)	(15.4)	(14.5)
Deductible expense from foreign subsidiary	5.8	4.1	—
Previously unrecognised tax losses now recouped to reduce current tax expense	11.4	—	—
Tax losses not recognised	—	(14.7)	(7.0)
Taxable income from foreign subsidiary	(5.9)	(4.0)	—

Net movement	382.3	482.7	394.4

Tax effect of the above adjustments at 30% (2006, 2005: 30%)	114.7	144.8	118.3
Over provision of tax in prior years	0.3	0.1	—

Consequent reduction in charge for income tax	115.0	144.9	118.3

Aggregate income tax expense for the period	(1.5)	(1.1)	—

(c) Tax losses and other timing differences

As at December 31 the following after tax effect of deferred tax assets has not been brought to account, and are attributable to:
—income tax losses *	104.7	94.3	90.3
—capital losses *	321.3	321.3	321.3

	426.0	415.6	411.6

*	The majority of the income tax losses and all the capital losses reported above are attributable to the Group’s U.S. subsidiaries.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

The benefits for tax losses will only be obtained if:

(i)	the consolidated entity derives future assessable income within the prescribed time limit of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii)	the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii)	no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

(d) Tax consolidation legislation

Alumina Limited and its wholly-owned Australian subsidiaries have implemented tax consolidation under the applicable legislation as of January 1, 2004. The accounting policy in relation to this legislation is set out in Note 1(c).

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

		2007	2006	2005
8. EARNINGS PER SHARE

(a) Basic earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	cents	38.2	43.8	27.1

(b) Diluted earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	cents	38.2	43.8	27.1

		Number of Shares
		2007	2006	2005
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share		1,142,136,784	1,166,285,838	1,164,075,671

Adjustments for calculation of diluted earnings per share:
Options		—	—	637,553

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share		1,142,136,784	1,166,285,838	1,164,713,224

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

(c) Information concerning classification of securities

Options granted to employees under the WMC Employee Share Plan, prior to the Company’s demerger, are considered to be potential ordinary shares and included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in Note 19. There were no options issued to employees in the current year, and no options are outstanding following expiry of the options on November 30, 2006.

(d) Conversion, call, subscription or issue after December 31, 2007

There have been no movements in share capital since December 31, 2007.

(e) Reconciliations of earnings used in calculating earnings per share

	2007	2006	2005
	$Million
Profit from ordinary activities attributable to the ordinary equity holders of the company used in calculating basic and diluted earnings per share	436.4	511.1	315.6

	2007	2006	2005
	$Million
9. DIVIDENDS

Interim dividend No. 56 of 12 cents fully franked at 30% per fully paid share declared August 1, 2007 and paid September 5, 2007 (2006: 10 cents fully franked at 30% per fully paid share, paid on September 4, 2006; 2005:10 cents fully franked at 30% per fully paid share, paid on October 31, 2005).	135.5	116.6	116.5
Final dividend No. 55 of 12 cents fully franked at 30% per fully paid share, paid on March 9, 2007 (2006: 10 cents fully franked at 30% per fully paid share, paid on March 31, 2006; 2005: 10 cents franked to 7.5 cents at 30% per fully paid share, paid on March 31, 2005).	140.1	116.6	116.3

	275.6	233.2	232.8

Dividends paid per share	24.0c	20.0c	20.0c

(a) Dividends paid during the year

Dividend No. 56, paid on September 5, 2007, was the interim dividend for 2007. Dividend No. 55, paid on March 9, 2007, was the final dividend for 2006.

(b) Dividends not recognised at year end

In addition to the above dividends, since year end the Directors have declared a final dividend No. 57 of 12 cents a share fully franked, declared January 31, 2008 and payable on March 31, 2008. The aggregate amount of the proposed dividend expected to be paid out of retained profits at December 31, 2007, but not recognised as a liability at year end (refer Note 1(r)) is $135.5 million.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

	2007	2006	2005
	$Million
(c) Franked dividends

The fully franked dividends received from Alcoa of Australia Limited (“AofA”) in the financial year were	424.0	510.8	411.6
Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in these financial statements:
Class ‘C’ (30%) franking credits available for subsequent financial years, based on a tax rate of 30% (2006,2005: 30%)	156.5	212.5	93.5

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a)	franking credits that will arise from the payment of the current tax liability;

(b)	franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;

(c)	franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(d)	franking credits that may be prevented from being distributed in subsequent financial years.

	Notes	2007	2006	2005
		$Million
10. CURRENT ASSETS—CASH AND CASH EQUIVALENTS

Cash at bank and on hand		29.1	169.9	15.2

		29.1	169.9	15.2

(a) Reconciliation of cash at the end of the year

For the purposes of the statements of cash flows, cash represents cash on hand, at the bank and on short-term deposit (maturity of three months or less) less bank overdrafts:
Balances as above		29.1	169.9	15.2

Balances as per cash flow statements		29.1	169.9	15.2

(b) Cash at bank and on hand

Average interest rate on cash holdings during 2007 was 6.0% (2006: 5.1%; 2005: 4.9%)

(c) Money market deposits

There were no interest bearing deposits at December 31, 2007. (2006: nil; 2005: nil).

11. CURRENT ASSETS—RECEIVABLES

Other debtors	0.1	0.1

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

(a) Impaired receivables

There were no impaired receivables for the Group and the parent in 2007 or 2006. At December 31, 2007 there were no receivables that were past due.

(b) Fair value and credit risk

Due to the short-term nature of these receivables, their carrying value is assumed to approximate their fair value.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables mentioned above. The Group does not hold any collateral as security. Refer to note 2 for more information on the risk management policy of the Group.

(c) Foreign exchange and interest rate risk

The carrying amounts of the Group’s and parent entity’s current and non-current receivables are denominated in the following currencies.

	Notes	2007	2006
		$Million
Australian Dollars		0.1	0.1

		0.1	0.1

Current receivables		0.1	0.1
Non-current receivables		—	—

		0.1	0.1

A summarised analysis of the sensitivity of these receivables to foreign exchange and interest rate risk can be found in Note 2.

		Consolidated Entity
	Notes	2007	2006	2005
		$Million

12. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

(a) Securities not quoted on a prescribed stock exchange

(i) Securities in entities forming Alcoa World Alumina and Chemicals (AWAC) with Alcoa Inc.

Securities at cost:
Balance brought forward		1,748.4	1,529.9	1,187.8
Additional funding/capitalisation in AWAC entities		489.4	259.2	—
Alcoa of Australia reinvestment of dividend		—	—	320.0
Foreign currency revaluation		(85.0)	(40.6)	22.1

Equity accounted cost of AWAC		2,152.9	1,748.5	1,529.9
Equity in retained profits of AWAC	12(c)	502.7	453.0	427.5
Equity in reserves of AWAC	12(d)	1.4	(15.3)	37.5

Equity accounted carrying value of AWAC		2,657.0	2,186.2	1,994.9

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

		Consolidated Entity
	Notes	2007	2006	2005
		$Million
(b) Equity accounted share of profits and dividends

Equity share of profits before tax		729.1	813.4	501.1
Equity share of tax		(234.5)	(266.8)	(164.0)

Equity accounted share of profit after tax		494.6	546.6	337.1
Dividends received/receivable by the Group		(444.9)	(521.1)	(415.9)

Shortfall/(surplus) of dividends received/receivable over equity share of profits	12(c)	49.7	25.5	(78.8)

(c) Share of retained profits

Shortfall/(surplus) of dividends received/receivable over equity share of profits		49.7	25.5	(78.8)
Transition to IFRS adjustments		—	—	(5.6)
Balance brought forward		453.0	427.5	511.9

Total equity share in retained profits carried forward		502.7	453.0	427.5

(d) Equity accounted share of reserves of associated entities

Opening balance		(15.3)	37.5	2.4
Share based payments reserve		—	—	(0.5)
Unrealised gains on derivatives, net of tax		16.7	(52.8)	35.6

Total equity share of reserves		1.4	(15.3)	37.5

(e) Accounting policies

i.	The audited consolidated financial statements of the entities forming AWAC are prepared in accordance with US Generally Accepted Accounting Principles (US GAAP). Except for Alcoa of Australia Limited (“AofA”), the reported profit after tax of AWAC is based on these US GAAP financial statements. Financial statements in US dollars have been translated to Australian dollars using average exchange rates for the period for profit and loss items, and closing rates for balance sheet items. Adjustments are made for accounting policies not allowed under Australian equivalents to International Financial Reporting Standards. The principal adjustments are to the valuation of inventories from last-in-first-out basis to a basis equivalent to weighted average cost, create an additional asset retirement obligation for dismantling, removal and restoration of each refinery, and to reverse any excesses or shortfalls of the superannuation fund assets over accrued membership benefits taken to the Income Statement.

ii.	Included in the equity accounted carrying amount at which the equity investment in AWAC is recorded, are amounts for goodwill, including profits realised in forming AWAC. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it may be impaired, and is carried at cost less accumulated impairment losses. Refer Note 1(j).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

(f) Additional information on associated entities

Name	Principal activities	Country of incorporation	Percentage equity
			2007	2006
(i) Entities forming AWAC

Alcoa of Australia Ltd	Bauxite, alumina & aluminium production	Australia	40	40
Alcoa World Alumina LLC	Production of alumina & alumina based chemicals	America	40	40
Abalco S.A.	Production of bauxite and alumina	Brazil	40	40
Alcoa Caribbean Alumina Holdings LLC	Holding company	America	40	40
Alumina Espanola S.A.	Production of alumina & alumina based chemicals	Spain	40	40
Matapu Sociedade de Mineracao Ltda.	Hold bauxite exploration rights	Brazil	40	40
Mineracao Sao Jorge Ltda.	Hold bauxite exploration rights	Brazil	40	40
AWA Brazil Holdings Ltda. [1]	Holding company	Brazil	40	—
Omnia Minerios Ltda.	Hold bauxite exploration rights	Brazil	40	40

(ii) Other associates

Agnew Pastoral Company Pty. Ltd.	Manage pastoral leases	Australia	40	40
Weebo Pastoral Company Pty. Ltd.	Manage pastoral leases	Australia	40	40

[1]	Formerly Naruoka Participacoes Ltda.

AWAC has a governing strategic council of five members of which Alumina appoints two members, including the Deputy Chairman.

	2007	2006
	$Million
(g) Expenditure commitments and contingent liabilities

—other expenditure commitments contracted for, including long term commitments for gas and electricity Alcoa of Australia Ltd (“AofA”) is party to a number of natural gas and electricity contracts that expire between 2007 and 2025. Under these take or pay contracts, AofA is obligated to pay for a minimum of natural gas or electricity even if these commodities are not required for operations.	3,673.7	3,465.8

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

Pursuant to the terms of the AWAC Formation Agreement, Alcoa and Alumina Limited have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement) as well as for certain other pre-formation liabilities, such as existing environmental conditions, to the extent of their pre-formation ownership of the company or asset with which the liability is associated.

	Notes	2007	2006	2005
		$Million
(h) Alumina’s share of aggregate associates:

Current assets		665.2	927.3	834.7
Non-current assets		2,818.7	2,242.1	1,942.9
Current liabilities		(602.4)	(839.1)	(661.3)
Non-current liabilities		(561.1)	(483.0)	(419.7)

Net assets		2,320.4	1,847.3	1,696.6
Mineral rights and bauxite assets		140.2	142.0	145.6
Goodwill		196.4	196.9	152.7

Carrying value	12(a)	2,657.0	2,186.2	1,994.9

Revenues		2,780.8	3,148.4	2,451.0
Expenses		(2,051.7)	(2,335.0)	(1,949.9)

Profit before income tax		729.1	813.4	501.1
Income tax charge		(234.5)	(266.8)	(164.0)

Profit after income tax		494.6	546.6	337.1

	Notes	2007	2006
		$Million
13. NON-CURRENT ASSETS—PROPERTY, PLANT AND EQUIPMENT

Plant and equipment	13(a)	0.3	0.2

(a) Plant and equipment

Cost		0.6	0.5
Accumulated depreciation		(0.3)	(0.3)

		0.3	0.2

(b) Reconciliations

Reconciliation of the carrying amount at the beginning and end of the current financial year is set out below:
Carrying amount at January 1		0.2	0.3
Additions		0.1	—
Depreciation expense		—	(0.1)

Carrying amount at December 31		0.3	0.2

14. CURRENT LIABILITIES—PAYABLES

Trade payables		1.5	1.3
Interest payable		14.3	11.4

		15.8	12.7

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

(a) Foreign currency risk

The carrying amounts of the Group’s and parent entity’s trade and other payables are denominated in the following currencies:

Australian dollars	4.7	1.3
US dollars	11.1	11.4

	15.8	12.7

For an analysis of the sensitivity of trade and other payables to foreign currency risk refer to Note 2.

15. INTEREST-BEARING LIABILITIES

Current
Unsecured
Bank loans	440.6	380.2
Non current
Unsecured
Bank loans	565.8	207.9

Total	1,006.4	588.1

(a) Currencies

The above borrowings are due in the following currency:
US dollars	665.0	464.0
Australian dollars	247.0	—

A$ equivalent of above currency	1,006.4	588.1

(b) Exchange rates

Exchange rates at balance date used in translations:
A$1 = US$	0.8757	0.7890

(c) Fair values

The Directors consider the carrying amounts of bank loans to approximate their fair values where ‘fair value’, by definition, is the US$ principal amount translated into A$ at the exchange rate on balance date.

	Notes	2007	2006
		$Million

(d) Financing arrangements

The facilities available at balance date were as follows:
Total loan facilities		1,570.5	887.2
Used at balance date		1,006.4	588.1

Available at balance date		564.1	299.1

The above facilities are available in both US and Australian dollars. The US dollar amounts have been converted to Australian dollar equivalents at the year end exchange rate.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

Approximately A$910 million of existing facilities will mature during the second half of 2008. The Company has extended the maturity of US$450 million of these facilities into 2009 and 2010 with the majority in 2010.

During 2008, the Company expects to meet cash calls for approximately US$480 million as its share of spending on AWAC growth projects. Approximately half of this funding is expected to be provided by dividends received from AWAC. The Company is arranging to finance additional requirements through the extension or replacement of maturing bank credit facilities and new capital market issues. This is expected to be completed in the first and second quarters of 2008, well in advance of the requirements for these funds.

(e) Risk Exposures

The exposure of the Group’s and parent entity’s borrowings to interest rate changes and the contractual repricing dates at the balance dates are as follows:

	2007	2006
6 months or less	1,006.4	588.1
6 – 12 months	—	—
1 – 5 years	—	—
Over 5 years	—	—

	1,006.4	588.1

Current borrowings	440.6	380.2
Non-current borrowings	565.8	207.9

	1,006.4	588.1

16. CURRENT LIABILITIES—PROVISIONS

Employee benefits-provision for annual leave	0.1	0.1

17. NON-CURRENT LIABILITIES—PROVISIONS

Employee benefits-provision for long service leave	0.3	0.3

The aggregate of provisions for employee benefits as shown in Notes 16 and 17 are $0.4 million (2006: $0.4 million).

18. CONTRIBUTED EQUITY

	2007	2006	2005
	$Million
Ordinary share capital issued and fully paid
Balance brought forward	425.8	415.7	404.1
Share buy back	(13.9)	—	—
Shares issued	—	10.1	11.6

Total issued capital	411.9	425.8	415.7

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

		Number of fully paid shares
		2007	2006	2005
Movements in ordinary share capital
Opening number of shares		1,167,616,748	1,165,645,648	1,163,111,048
Decrease due to Shares bought back		(38,589,987)	—	—
Issued under Employee Share Scheme	19(b)	—	1,971,100	2,534,600

Closing number of shares		1,129,026,761	1,167,616,748	1,165,645,648

(a)	Prior to the demerger, the establishment of the WMC Employee Share Scheme was approved by shareholders at the Annual General Meeting held on December 12, 1987. Under the Scheme a number of share plans operated. Fully paid shares, partly paid shares and share options were granted to employees since establishment of the Scheme. These options remained exercisable until November 30, 2006.

There	is no ongoing option plan available to Alumina Limited directors or employees.

(b)	During the period, Alumina Limited conducted an off-market share buy-back of $250 million, resulting in the repurchase and retirement of approximately 3.3% of issued capital.

(c)	Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of, and amounts paid on, the shares held.

(d)	Capital risk management

	2007	2006
	$Million
Total borrowings	1,006.4	588.1
Less: cash and cash equivalents (Note 10)	(29.1)	(169.0)

Net debt	977.3	419.1
Total equity	1,663.9	1,754.6

Total capital	2,641.2	2,173.7

Gearing ratio	37.0%	19.3%

The increase in the gearing ratio during 2007 resulted primarily from the share buy back during and the increase in borrowings during the year to fund capital expansions.

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

Generally, each offer has a three year performance period, with performance tested at the end of this period to determine the number of performance rights to vest to the employee, if any. 50% of the performance rights not

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

vested at the three year performance test can be re-tested six months after the end of the three year performance period. The performance testing is carried out by an independent party and is based on the relative Total Shareholder Returns (TSR) of Alumina Limited, compared to two specific comparator groups.

For Performance Rights granted in January 2007, 50% of the Performance Rights are subject to an earnings per share (‘EPS’) hurdle. An invitation is not transferable. An employee may only apply for performance rights in his or her name and not in the name of, or on behalf of, another person or entity. On vesting, each performance right is an unconditional entitlement to one fully paid ordinary share.

On termination of employment of any individual, their participation in the Plan is finalised and any performance rights not vested lapse unless the Director’s decide otherwise.

Set out below are summaries of performance rights granted under the Plan:

2007

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Expired during the year Number	Balance at end of the year Number
19/1/2004	21/12/2006	51,625	—	—	(51,625)	—
25/1/2005	16/12/2007	102,850	—	—	(51,425)	51,425
25/1/2006	7/12/2008	191,850	—	—	—	191,850
29/1/2007	4/12/2009	—	211,450	—	—	211,450

Total		346,325	211,450	—	(103,050)	454,725

2006

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Expired during the year Number	Balance at end of the year Number
26/3/2003	3/12/2005	35,800	—	—	(35,800)	—
19/1/2004	21/12/2006	103,250	—	—	(51,625)	51,625
25/1/2005	16/12/2007	102,850	—	—	—	102,850
25/1/2006	7/12/2008	—	192,150	—	(300)	191,850

Total		241,900	192,150	—	(87,725)	346,325

Expenses arising from share-based payment transactions in the Alumina Employee Share Plan

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	2006	2006
	$Million
Performance rights granted under the Alumina Employee Share Plan	0.7	0.5

(b) Employee Share Scheme

The establishment of the WMC Employee Share Scheme was approved by shareholders at the Annual General Meeting held on December 12, 1987. Under the Scheme a number of share plans have operated. Fully

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

paid shares, partly paid shares and share options have been granted to employees since establishment of the Scheme. This Scheme expired on November 30, 2006.

Employee option plan (Expired November 30, 2006)

All permanent employees (including executive directors) of Alumina Limited and its subsidiaries who were employed, prior to demerger, by the company or a subsidiary were eligible to participate in the WMC Employee Share Scheme and be offered options for fully paid shares. Options allotted, prior to the demerger, to Alumina employees were exercisable until expiry of the scheme on November 30, 2006.

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

Year of issue	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of the year Number	Exercisable at end of the year Number
Consolidated and parent entity-2006

2001	Nov 30, 2006	$5.02	1,971,100	—	(1,971,100)	—	—	—

Total			1,971,100	—	(1,971,100)	—	—	—

Weighted average exercise price:			$5.02		$5.02

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

Set out below are summaries of allotments made under SAP’s:

Year of issue	Expiry date	SAP allotment price	Balance at start of the year Number	Allotted during the year Number	Redeemed during the year Number	Expired during the year Number	Balance at end of the year Number	Exercisable at end of the year Number
Consolidated and parent entity-2006
2001	Nov 30, 2006	$5.02	57,100	—	(57,100)	—	—	—

Total			57,100	—	(57,100)	—	—	—

Weighted average exercise price:			$5.02		$5.02

	Notes	2007	2006	2005
		$Million
20. RESERVES, RETAINED PROFITS AND TREASURY SHARES

Reserves

Asset revaluation reserve		34.3	34.3	34.3
Capital reserve		16.5	16.5	16.5
Foreign currency translation reserve	20(a)	(40.2)	(21.5)	(10.2)
Cash-flow hedge reserve	20(b)	(0.5)	(17.2)	35.6
Share-based payments reserve	20(c)	3.9	3.2	2.7

		14.0	15.3	78.9

(a) Foreign currency translation reserve

Balance brought forward		(21.5)	(10.2)	1.3
Currency translation differences arising during the year		(18.7)	(11.3)	(11.5)

Balance carried forward		(40.2)	(21.5)	(10.2)

(b) Cash flow hedge reserve

Balance brought forward		(17.2)	35.6	—
(Losses)/gains for the period	12(d)	16.7	(52.8)	35.6

Balance carried forward		(0.5)	(17.2)	35.6

(c) Share-based payments reserve

Balance brought forward		3.2	2.7	2.9
Option expense
—Group		0.7	0.5	0.3
—Associates	12(d)	—	—	(0.5)

Balance carried forward		3.9	3.2	2.7

(d) Nature and purpose of reserves

(i) Asset revaluation reserve

The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares and is only available for the payment of cash dividends in limited circumstances as permitted by law.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

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

(iv) Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of options issued but not exercised.

	Notes	2007	2006	2005
		$Million
(e) Retained profits

Retained profits at the beginning of the financial year:
—Group		861.1	608.7	441.5
—Associates		453.0	427.5	511.9

		1,314.1	1,036.2	953.4
Profit attributable to the members of Alumina Limited		436.4	511.1	315.6
Dividend provided for or paid		(275.6)	(233.2)	(232.8)
Share buy back		(236.2)	—	—

Retained profits at the end of the financial year		1,238.7	1,314.1	1,036.2

Retained profits at the end of the financial year:
—Group		736.0	861.1	608.7
—Associates	12(c)	502.7	453.0	427.5

		1,238.7	1,314.1	1,036.2

	Notes	2007	2006	2005
		$Million
(f) Treasury shares [1]

Balance brought forward		(0.6)	(0.6)
Movement for the period		(0.1)	—

Balance carried forward		(0.7)	(0.6)

[1]	Under IAS 32, if an entity reacquires its own equity instruments, those instruments shall be deducted from equity. Alumina Limited purchased shares for its long term incentive plan.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

	Notes	2007	2006	2005
		$Million
21. NOTES TO THE STATEMENTS OF CASH FLOWS

(a) Reconciliation of operating profit after income tax to net cash inflow from operating activities

Operating profit from continuing operations after income tax		436.4	511.1	315.6
(Shortfall)/surplus of dividends received/receivable over equity share of profits	12(b)	(49.7)	(25.5)	78.8
Depreciation and amortisation	6	—	0.1	—
Non-cash employee benefits expense-share based payments		0.7	0.5	0.3
Non-cash dividends received		—	—	(320.0)

Sub total		387.4	486.2	74.7

Change in assets and liabilities adjusted for effects of purchase and disposal of controlled entities during the financial year:

(Increase)/decrease in:
—receivables		—	0.4	0.3
—other assets		—	0.5	(0.5)

(Decrease)/increase in:
—payables		3.1	9.6	0.7
—current tax liabilities		(0.1)	1.1	—
—other liabilities		(1.5)	(0.9)	(3.2)

Net cash inflow from operating activities		388.9	496.9	72.0

(b) Acquisition/disposal of controlled entities

During the year the Company did not acquire or dispose of any material controlled entities.

(c) Financing facilities

Refer to Note 22.

(d) Non-cash financing and investing activities

There were no non-cash financing or investing activities in 2007 (2006: nil).

	2007	2006
	$Million
22. FINANCING FACILITIES

The facilities available at balance date were as follows:
Total loan facilities	1,570.5	887.2
Used at balance date	1,006.4	588.1

Unused at balance date	564.1	299.1

The above facilities are available in both US and Australian dollars. The US dollar amounts have been converted to Australian dollar equivalents at the year end exchange rate.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

23. FINANCIAL INSTRUMENTS

(a) Interest rate risk

The Group is exposed to interest rate risk on its outstanding interest bearing liabilities and investments.

Interest rate risk exposure

The consolidated entity’s exposure to interest rate risk and the effective weighted interest rate for classes of financial assets and liabilities is set out below:

As at December 31, 2007

		Fixed interest maturing in:
	Notes	Floating interest	1 year or less	Over 1 to 5 years	More than 5 years	Non-interest bearing	Total
		$Million
Financial Assets
Cash and cash equivalents	10	29.1	—	—	—	—	29.1
Receivables	11	—	—	—	—	0.1	0.1

		29.1	—	—	—	0.1	29.2

Weighted average interest rate		6.0%

Financial Liabilities
Payables	14	—	—	—	—	15.8	15.8
Interest-bearing liabilities	15	1,006.4	—	—	—	—	1,006.4

		1,006.4	—	—	—	15.8	1,022.2

Weighted average interest rate		6.1%
Net financial (liabilities)		(977.3)	—	—	—	(15.7)	(993.0)

As at December 31, 2006

		Fixed interest maturing in:
	Notes	Floating interest	1 year or less	Over 1 to 5 years	More than 5 years	Non-interest bearing	Total
		$Million
Financial Assets
Cash and cash equivalents	10	169.0	—	—	—	—	169.0
Receivables	11	—	—	—	—	0.1	0.1

		169.0	—	—	—	0.1	169.1

Weighted average interest rate		5.1%
Financial Liabilities
Payables	14	—	—	—	—	12.7	12.7
Bank loans	15	588.1	—	—	—	—	588.1

		588.1	—	—	—	12.7	600.8

Weighted average interest rate		5.7%
Net financial (liabilities)		(419.1)	—	—	—	(12.6)	(431.7)

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

(b) Carrying amounts and estimated fair values of financial instruments

The carrying amounts and estimated fair values of the company’s financial instruments, referred to in Note 23(a) above were as follows:

		Consolidated Entity
		Carrying amount	Fair value	Carrying amount	Fair value
	Notes	2007	2007	2006	2006
		$Million		$Million
Recognised in the Balance Sheet

Financial assets
Cash and cash equivalents	10	29.1	29.1	169.0	169.0
Current receivables	11	0.1	0.1	0.1	0.1

Financial liabilities
Current payables	14	15.8	15.8	12.7	12.7
Interest bearing liabilities	15	1,006.4	1,006.4	588.1	588.1

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

24. INVESTMENTS IN CONTROLLED ENTITIES

Entities consolidated	Notes	Place of Incorporation
NAME
Alumina Limited		VIC, Australia

All controlled entities are wholly-owned, unless otherwise indicated

Controlled entities
Albion Downs Pty. Ltd.	C,F	WA, Australia
Alumina Holdings (USA) Inc.	A,D	Delaware, USA
Alumina International Holdings Pty. Ltd.	B,E	VIC, Australia
Alumina Brazil Holdings Pty Ltd	C,G	VIC, Australia
Alumina (U.S.A.) Inc.	A,D	Delaware, USA
Butia Participaçoes SA	A,D	Brazil
Westminer Acquisition (U.K.) Limited	D	UK
Westminer International (U.K.) Limited	D	UK
Westminer (Investments) B.V.	A,D	Netherlands

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

These controlled entities:

A)	have not prepared audited accounts as they are non-operating or audited accounts are not required in their country of incorporation. Appropriate books and records are maintained for these entities;

B)	have been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investment Commission (“ASIC”) Class Order 98/1418. This company, which is also referred to in the Directors’ Declaration is, with Alumina Limited, a member of a “Closed Group” as defined in the Class Order and are parties to a deed of cross guarantee which has been lodged with and approved by ASIC. Under the deed of cross guarantee, each of these companies guarantees the debts of the other companies party to the deed of cross guarantee. The consolidated assets and liabilities of these companies, and their consolidated net profits after tax for the year then ended (after eliminating inter-company investments and other inter-company transactions) are set out in the table below;

C)	this is a small proprietary company, and is not required to prepare a financial report;

D)	has been translated as a self-sustaining entity;

E)	this company, while a small proprietary company, is included on the deed of cross guarantee;

F)	this company is deemed to be a controlled entity because of an option held by Alumina Limited to purchase all of the shares in the Company;

G)	This company was incorporated on September 22, 2006 and is 100% owned by Westminer (Investments) B.V.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

	Closed Group
	2007	2006
	$Million
Deed of cross guarantee
Entities which are party to a Deed of Cross Guarantee, entered into in accordance with ASIC Class Order 98/1418 are indicated above in this note. A consolidated balance sheet is set out below:

Balance sheets of closed Group

Current assets
Cash and cash equivalents	24.7	162.8
Receivables	103.3	87.0
Deferred tax assets	2.1	2.1
Other assets	—	—

Total current assets	130.1	251.9

Non-current assets
Investments in associates/subsidiaries	2,108.8	1,644.6
Property, plant and equipment	0.3	0.2

Total non-current assets	2,109.1	1,644.8

Total assets	2,239.2	1,896.7

Current liabilities
Payables	150.4	141.9
Interest-bearing liabilities	440.6	380.2
Provisions	0.1	0.1
Other	1.0	0.6

Total current liabilities	592.1	522.8

Non-current liabilities
Interest-bearing liabilities	565.8	207.9
Provisions	0.3	0.3

Total non-current liabilities	566.1	208.2

Total liabilities	1,158.2	731.0

Net assets	1,081.0	1,165.7

Equity
Contributed equity	411.9	425.8
Reserves	242.2	241.5
Retained profits	426.9	498.4

Total equity	1,081.0	1,165.7

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

Set out below is a consolidated statement of financial performance for the closed Group:

	Closed Group
	2007	2006
	$Million
Income statements of closed Group
Revenue from continuing operation	447.6	513.4
Other income	66.8	29.5
General and administrative expenses	(13.4)	(10.6)
Other expenses	(9.2)	(5.8)
Borrowing costs	(51.5)	(29.2)

Profit from ordinary activities before income tax	440.3	497.3
Income tax expense	—	—

Net profit	440.3	497.3

Set out below is a summary of movements in consolidated retained profits of the closed Group:

Retained profits at the beginning of the financial year	498.4	234.3
Net profit	440.3	497.3
Dividend provided for or paid	(275.6)	(233.2)
Share buy back	(236.2)	—

Retained profits at the end of the financial year	426.9	498.4

25. CONTINGENT LIABILITIES

There were no contingent liabilities as at December, 31, 2007 (2006: nil).

Cross guarantees given by Alumina Limited and Alumina International Holdings Pty. Ltd are described in Note 24. There are no deficiencies of assets in any of these companies.

These guarantees may give rise to liabilities in the parent entity if the subsidiary does not meet their obligations under the terms of the overdrafts, loans or other liabilities subject to the guarantees.

No material losses are anticipated in respect of any of the above contingent liabilities.

	2007	2006
	$Million
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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

27. RELATED PARTY TRANSACTIONS

Related parties of the Group fall under the following categories:

Wholly-owned Group

The wholly-owned Group consists of Alumina Limited and its wholly-owned controlled entities as disclosed in Note 24. Transactions between Alumina Limited and other entities in the wholly-owned Group during the years ended December 31, 2007 and 2006 consisted of:

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

Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with entities in the wholly-owned Group:

	2007	2006
	$Million
Interest expense	—	0.2

Aggregate amounts receivable/(payable) to entities in the wholly-owned Group at balance date:
Current receivables	497.4	67.0

Directors and Other Key Management Personnel

Disclosures relating to directors and other key management personnel are set out in Note 28.

Other Related Parties

There are no other related party transactions.

Ownership Interests in Related Parties

Interests held in the following classes of related parties are set out in the following notes:

(a)	controlled entities—Note 24; and

(b)	associates—Note 12.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

28. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following persons were directors of Alumina Limited during the financial year:

Chairman—non-executive

D M Morley

Executive directors

J Marlay, Chief Executive Officer

K A Dean, Chief Financial Officer (Alternate director)

Non-executive directors

P A F Hay

R J McNeilly

M R Rayner

J Pizzey (Appointed June 8, 2007)

(b) Other key management personnel

In addition to executive directors, the following person also had authority for the strategic direction and management of the company and the consolidated entity during the financial year:

Name	Position	Employer
S C Foster	General Counsel and Company Secretary	Alumina Limited

All of the persons above were also key management persons during the year ended December 31, 2006.

(c) Remuneration of key management personnel

	2007	2006
	$
Short-term employee benefits	2,998,874	2,996,055
Post-employment benefits	88,896	87,042
Share based payments	718,211	496,191

	3,805,981	3,579,288

(d) Equity instrument disclosures relating to key management personnel

(i) Alumina Employee Performance Rights Plan

Performance rights over ordinary shares in the company are provided as remuneration. These rights vest at the end of the performance period if certain performance tests are achieved over that performance period.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

(ii) Options and Performance Share Rights holdings

The number of options and Performance Rights over ordinary shares in the Company held during the financial year by each director of Alumina Limited and the key management personnel of the Company and the consolidated entity, including their personally related entities, is set out below:

2007

Name	Type of equity-based instrument	Number of performance rights or options held at January 1, 2007 (1)	Number granted during the year as remuneration (2)	Number vested/exercised during the year	Number lapsed during the year (3)	Number held at December 31, 2007	Vested and exercisable at the end of the year
J Marlay	Performance rights	206,150	107,100	—	(71,550)	241,700	—
S C Foster	Performance rights	72,600	35,300	—	(26,650)	81,250	—
K A Dean	Performance rights	50,500	54,300	—	—	104,800	—

(1)	Includes the number of performance rights granted that were subject to testing in June 2007, December 2006 and December 2007 but not yet vested.
(2)	Performance rights granted in January 2007 for the 3 year performance test period concluding in December 2009.
(3)

Performance right conditions were not met for the January 2005 grant and under the ESP Rules, 50 per cent of the entitlement lapsed with the remaining 50 per cent to be re-tested in June 2008. In addition, of the January 2004 tested in June 2007, 50 per cent lapsed.

2006

Name	Type of equity-based instrument	Number of performance rights or options held at January 1, 2006 (1)	Number granted during the year as remuneration (2)	Number vested/exercised during the year	Number lapsed during the year (3)	Number held at December 31, 2006	Vested and exercisable at the end of the year
J Marlay	Performance rights	167,550	99,300	—	(60,700)	206,150	—
S C Foster	Performance rights	62,400	32,800	—	(22,600)	72,600	—
K A Dean	Performance rights	—	50,500	—	—	50,500	—

(1)	Includes the number of performance rights granted that were subject to testing in June 2006, December 2006 and December 2007 but not yet vested.
(2)	Performance rights granted in January 2006 for the 3 year performance test period concluding in December 2008.
(3)

Performance right conditions were not met for the January 2004 grant and under the ESP Rules, 50 per cent of the entitlement lapsed with the remaining 50 per cent to be re-tested in June 2007. In addition, Tranche 3 of the March 2003 grant re-tested in June 2006 lapsed.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

(iii) Shareholdings

The numbers of shares in the company held during the financial year by each director of Alumina Limited and the key management personnel of the company and consolidated entity, including their personally-related entities, are set out below.

2007

Name	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year	Balance at the end of the year
Directors of Alumina Limited
Ordinary shares
D M Morley	420,994	—	4,189	425,183
P A F Hay	41,212	—	1,678	42,890
R J McNeilly	31,433	—	4,191	35,624
M R Rayner	29,720	—	3,225	32,945
J Pizzey	—	—	13,217	13,217
J Marlay	90,338	—	8,000	98,338
K A Dean	—	—	9,741	9,741

Other key management personnel of the company and consolidated entity

Ordinary shares
S C Foster	28,675	—	4,472	33,147

2006

Name	Balance at the start of the year	Received during the year on the exercise of option/rights	Other changes during the year	Balance at the end of the year
Directors of Alumina Limited
Ordinary shares
D M Morley	417,344	—	3,650	420,994
P A F Hay	31,700	—	9,512	41,212
R J McNeilly	27,370	—	4,063	31,433
M R Rayner	28,094	—	1,626	29,720
J Marlay	90,338	—	—	90,338
K A Dean	—	—	—	—

Other key management personnel of the company and consolidated entity

Ordinary shares
S C Foster	28,675	—	—	28,675

(e) Loans to directors and executives

No loans were made to directors or specified executives of Alumina Limited and other key management personnel of the Group, including their personally-related entities in 2007 and 2006.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

29. REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, and its related practices:

	2007	2006
	$Thousand
(a) Remuneration for audit or review of the parent entity or any entity in the consolidated entity:

Audit of parent entity—PricewaterhouseCoopers—fees for annual audit	379	367
Audit of Annual Report on US Form 20-F—fees for annual audit	235	105
Advice on accounting standards (including transition to IFRS)	—	11

	614	483

(b) Remuneration for other assurance services:

Other	200	97

(c) Remuneration for taxation services:

Overseas tax services	54	71

Total	868	651

It is the consolidated entity’s policy only to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the consolidated entity are important or where PricewaterhouseCoopers is awarded assignments on a competitive basis.

30. EVENTS OCCURING AFTER THE BALANCE SHEET DATE

On February 27, 2008, Aluminium Bahrain B.S.C. (“Alba”) commenced litigation in the United States District Court for the Western District of Pennsylvania, against Alcoa Inc. (“Alcoa”), Alcoa World Alumina LLC and two individuals. Alcoa World Alumina LLC is an AWAC entity, and Alba is a significant customer of alumina from AWAC’s Western Australia refineries.

The Complaint alleges that the defendants engaged in a conspiracy involving fraud, bribery and overcharging with respect to the sale of alumina to Alba. Relief sought includes damages and rescission of Alba’s current alumina supply contract.

In March 2008, the U.S. Department of Justice (DOJ) launched a criminal investigation into whether Alcoa, Alcoa World Alumina LLC and people connected with those entities, committed fraud, corruption and bribery in its relations with Alba. The U.S. District Court, at the DOJ’s request, has stayed all discovery on Alba’s complaint.

Alcoa has stated that it is reviewing the allegations and that it intends to vigorously defend the claim. No member of the Alumina Limited Group, nor any of its employees, are defendants in the litigation (2006: nil).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

During 2008 to date the following financing activities have been completed which would change the Group’s borrowings from those disclosed in the financial report as at December 31, 2007:

•

Bank loan facilities of US$450 million, including AU$440.6 million which is classified at December 31, 2007 as Current Interest-bearing Liabilities, have been extended to later maturities. US$50 million of those bank loans will now mature in first quarter 2009, and US$400 million will now mature in first or second quarter 2010.

•

US$350 million of bonds, convertible into ordinary shares of Alumina Limited and guaranteed by Alumina Limited, have been issued by a new Group subsidiary, Alumina Finance Limited. The Guaranteed Convertible Bonds mature in May 2013 unless converted beforehand at the option of the holder as provided in the relevant Trust Deed or unless they are prepaid at the option of Alumina Finance Limited as provided in the Trust Deed.

•	Bank facilities of AU$400 million, which were undrawn at December 31, 2007 and would have matured in fourth quarter 2008, have been cancelled.

31. FINANCIAL REPORTING BY SEGMENT

(a) Business segments

Years ended December 31, 2007 and December 31, 2006

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC.

The company operates in the alumina/aluminium business through its equity interests in AWAC.

(b) Geographical segments

Year ended December 31, 2007

	Australia	North America	Europe	Caribbean, South America & Africa*	Total
	$Million
Consolidated
Segment revenue by location of customer**	—	—	—	—	—
Unallocated revenue	2.7	—	0.1	—	2.8

Consolidated revenue					2.8

Investments in Associates	1,031.3	394.8	45.2	1,185.7	2,657.0
Segment assets	27.2	1.0	3.4	—	31.6
Segment liabilities	1,023.7	—	1.0	—	1,024.7

Consolidated net assets					1,663.9

Acquisitions of non-current assets	—	—	—	489.4	489.4

Total acquisitions of non-current assets					489.4

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended December 31, 2007—(Continued)

Year ended December 31, 2006

	Australia	North America	Europe	Caribbean, South America & Africa *	Total
	$Million
Consolidated
Segment revenue by location of customer **	—	—	—	—	—
Unallocated revenue	1.4	—	—	—	1.4

Consolidated revenue					1.4

Investments in Associates	1,020.7	406.6	49.6	709.3	2,186.2
Segment assets	165.2	1.2	5.0	—	171.4
Segment liabilities	601.9	—	1.1	—	603.0

Consolidated net assets					1,754.6

Acquisitions of non-current assets	—	—	—	259.2	259.2

Total acquisitions of non-current assets					259.2

*	Predominantly includes assets in Jamaica, Brazil, Suriname and Guinea.
**	The Group had no sale of goods and services for the year; therefore no segment revenue is disclosed.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alumina Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, statements of cash flows and statements of changes in equity present fairly, in all material respects, the financial position of Alumina Limited and controlled entities (the “Group”) at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting under Item 15(b) in this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), International Standards on Auditing, and Australian Auditing Standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

May 21, 2008

Report of Independent Registered Public Accounting Firm

To the Members of the Strategic Council of

Alcoa World Alumina and Chemicals (“AWAC”)

In our opinion, the accompanying combined balance sheets and the related combined statements of income, members’ equity and cash flows present fairly, in all material respects, the financial position of Alcoa World Alumina and Chemicals at December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AWAC’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the combined financial statements, AWAC changed its method of accounting for their benefit plans, stock-based compensation and mine stripping costs in 2006.

Pittsburgh, Pennsylvania

February 22, 2008

Alcoa World Alumina and Chemicals

Combined Balance Sheets

December 31, 2007 and 2006

(in millions)

	2007	2006
Assets
Current assets
Cash and cash equivalents (A and M)	$68.3	$195.1
Receivables from customers	341.5	363.3
Related party receivables (H)	234.9	249.9
Other receivables	59.8	53.9
Related party notes receivable (H)	—	100.0
Inventories (A and D)	583.4	477.8
Prepaid expenses and other current assets	117.0	131.3

Total current assets	1,404.9	1,571.3

Properties, plants and equipment, net (A and E)	4,907.8	3,663.8
Investments (A, B and O)	252.7	208.9
Other assets (A and F)	916.7	638.4

Total assets	$7,482.1	$6,082.4

Liabilities
Current liabilities
Short-term borrowings (A, G and M)	$113.5	$94.1
Accounts payable, trade	705.7	541.2
Accounts payable, related party (H)	36.9	121.3
Accrued compensation and retirement costs	129.8	112.1
Taxes, including taxes on income (L)	156.6	343.5
Deferred income taxes (L)	123.9	91.2
Other current liabilities	105.4	132.7

Total current liabilities	1,371.8	1,436.1

Accrued postretirement benefits (J)	38.6	36.0
Deferred alumina sales revenue (A)	148.8	156.7
Other noncurrent liabilities and deferred charges	227.7	198.0
Deferred income taxes (L)	277.3	227.9

Total liabilities	2,064.2	2,054.7

Contingencies and commitments (O)

Members’ equity
Members’ equity	5,037.6	3,975.9
Accumulated other comprehensive income	380.3	51.8

Total members’ equity	5,417.9	4,027.7

Total liabilities and members’ equity	$7,482.1	$6,082.4

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combined Statements of Income

Years Ended December 31, 2007 and 2006

(in millions)

	2007	2006
Revenues (A)
Sales	$3,471.3	$3,604.0
Sales to related parties (H)	2,331.1	2,079.1

	5,802.4	5,683.1

Costs and expenses
Cost of goods sold	4,001.1	3,698.9
Selling, general administrative, and other expenses	86.2	80.7
Research and development expenses	21.7	18.7
Provision for depreciation, depletion and amortization (A)	277.7	216.3
Restructuring and other charges and income (Q)	(0.4)	6.1
Interest expense	7.7	1.6
Other (income) expense, net	(3.5)	0.8

	4,390.5	4,023.1

Income before income taxes	1,411.9	1,660.0

Provision for taxes on income (L)	458.6	537.9

Net income	$953.3	$1,122.1

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combined Statements of Cash Flows

Years Ended December 31, 2007 and 2006

(in millions)

	2007	2006
Cash from operations
Net income	$953.3	$1,122.1
Adjustments to reconcile net income to cash from operations
Depreciation, depletion and amortization	277.7	216.3
Change in deferred income taxes	(0.3)	(18.5)
Equity (income) loss, net of dividends	(6.8)	9.3
Noncash restructuring and other charges and income	(0.4)	6.1
Stock based compensation	4.7	5.2
Excess tax benefits from share based payment arrangements	(1.7)	(0.8)
Changes in assets and liabilities
Decrease (Increase) in receivables	36.8	(136.8)
Increase in inventories	(105.6)	(54.6)
Decrease in prepaid expenses and other current assets	21.2	83.0
Increase in accounts payable and accrued expenses	70.4	68.8
(Decrease) Increase in taxes, including taxes on income	(186.8)	211.1
Net change in noncurrent assets and liabilities	(159.5)	(92.3)

Cash provided from operations	903.0	1,418.9

Cash from financing activities
Net changes to short-term borrowings	19.4	(19.8)
Capital contribution	1,021.7	500.5
Dividends paid and return of capital to members	(914.1)	(989.9)
Excess tax benefits from share based payment arrangements	1.7	0.8

Cash provided from (used for) financing activities	128.7	(508.4)

Cash from investing activities
Capital expenditures	(1,235.7)	(836.2)
Additions to investments	(30.9)	(26.8)
Net change in related party note receivable	100.0	(100.0)

Cash used for investing activities	(1,166.6)	(963.0)

Effect of exchange rate changes on cash	8.1	18.3

Net change in cash and cash equivalents	(126.8)	(34.2)

Cash and cash equivalents
Beginning of year	195.1	229.3

End of year	$68.3	$195.1

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combined Statements of Members’ Equity

Years Ended December 31, 2007 and 2006

(in millions)

	Comprehensive Income	Members’ Equity	Accumulated Other Comprehensive Loss (Income)	Total Members’ Equity

Balance at December 31, 2005		$3,343.6	$(89.6)	$3,254.0

Comprehensive income—2006
Net income—2006	$1,122.1	1,122.1	—	1,122.1
Currency translation adjustments	229.5	—	229.5	229.5
Unrecognized losses on derivatives, net of tax
Net change from periodic revaluation	(100.6)	—	(100.6)	(100.6)
Net amount reclassified to income	(3.6)	—	(3.6)	(3.6)

Comprehensive income	$1,247.4

Capital contribution (B)		500.5	—	500.5
Dividends paid and return of capital to members		(989.9)	—	(989.9)
Cumulative effect adjustment due to the adoption of EITF 04-6		(5.6)	—	(5.6)
Stock based compensation		5.2	—	5.2
Change due to adoption of SFAS 158, net of tax		—	16.1	16.1

Balance at December 31, 2006		3,975.9	51.8	4,027.7

Comprehensive income—2007
Net income—2007	$953.3	953.3	—	953.3
Currency translation adjustments	282.1	—	282.1	282.1
Change in unrecognized gains and prior service cost related to pension and post-retirement benefit plans, net of tax	9.9		9.9	9.9
Unrecognized gains on derivatives, net of tax	—	—	—	—
Net change from periodic revaluation	12.7	—	12.7	12.7
Net amount reclassified to income	23.8	—	23.8	23.8

Comprehensive income	$1,281.8

Capital contribution (B)		1,021.7	—	1,021.7
Dividends paid and return of capital to members		(914.1)	—	(914.1)
Stock based compensation		4.7	—	4.7
Other		(3.9)	—	(3.9)

Balance at December 31, 2007		$5,037.6	$380.3 *	$5,417.9

*	Comprised of unrealized foreign currency translation adjustments of $355.8, unrecognized gains and prior service costs, net, related to pension and post-retirement benefit plans of $26.0, and unrecognized net losses on derivatives of ($1.5), all net of tax.

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2007 and 2006

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

The financial statements have been carved out from the books and records of Alcoa. The statements of operations include all items of revenue and income generated by AWAC and all items of expense directly incurred by AWAC. These include expenses charged to AWAC by Alcoa in the normal course of business. The financial statements reflect amounts that have been pushed down from Alcoa in order to depict the financial position, results of operations and cash flows of AWAC on a stand-alone basis. The amounts have been allocated on a basis considered reasonable by management using either specific identification or proportional allocations based on usage, headcount or other reasonable methods of allocation. As a result of these allocated amounts, the financial statements of AWAC may not be indicative of the results that would be presented if AWAC had operated as an independent stand-alone entity. For additional information concerning expenses charged to AWAC by Alcoa see Note H.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments purchased with an original maturity of three months or less.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

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

Computer software costs consist primarily of software costs associated with an enterprise business solution (“EBS”). EBS costs are amortized over ten years.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

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

Asset Retirement Obligations

AWAC recognizes asset retirement obligations (“AROs”) related to legal obligations associated with the normal operation of AWAC’s bauxite mining, alumina refining and aluminum smelting facilities. These AROs consist primarily of costs associated with spent pot lining disposal, closure of bauxite residue areas, mine reclamation, and landfill closure. AWAC also recognizes AROs for any significant lease restoration obligation if required by a lease agreement. The fair values of these AROs are recorded on a discounted basis, at the time the

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

obligation is incurred, and accreted over time for the change in present value. Additionally, AWAC capitalizes asset retirement costs by increasing the carrying amount of the related long-lived assets, and depreciating these assets over the remaining useful life. See Note C for additional information.

Certain conditional asset retirement obligations (“CAROs”) related to alumina refineries and aluminum smelters, have not been recorded in the Combined Financial Statements due to uncertainties surrounding the ultimate settlement date. A CARO is a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within AWAC’s control. Such uncertainties exist as a result of the perpetual nature of refineries and smelters, maintenance and upgrade programs, and other factors prevent a reasonable estimation to be made due to uncertainties surrounding the ultimate settlement date. At the date a reasonable estimate of the ultimate settlement date can be made, AWAC would record a retirement obligation for the removal, treatment, transportation, storage and/or disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, polychlorinated biphenyls (“PCBs”), various process residuals, solid wastes, electronic equipment waste and various other materials. Such amounts may be material to the Combined Financial Statements in the period in which they are recorded.

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

Income Taxes

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are adjusted for changes in tax rates and tax laws when enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

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

Stock-Based Compensation

Certain employees of AWAC receive stock options under Alcoa’s Long Term Stock Incentive Plan and AWAC receives charges for stock option exercises under this plan. AWAC accounts for stock based compensation expense for employee equity grants using the nonsubstantive vesting period approach, in which the expense (net of estimated forfeitures) is recognized ratably over the requisite service period based on the grant date fair value. Determining the fair value of stock options at the grant date requires judgment including estimates for the average risk-free interest rate, expected volatility, expected exercise behavior, expected dividend yield, and expected forfeitures. If any of these assumptions differ significantly from actual, stock-based compensation expense could be impacted. Prior to 2006, AWAC used the nominal vesting approach related to retirement-eligible employees, in which the compensation expense is recognized ratably over the original vesting period. As part of Alcoa’s stock-based compensation plan design, individuals that are retirement-eligible have a six-month requisite service period in the year of grant. Equity grants are issued in early January each year. As a result, a larger portion of expense will be recognized in the first and second quarters of each year for these retirement-eligible employees. Compensation expense recorded in 2007 was $4.7 ($3.2 after tax). Of this amount, $0.8 pertains to the acceleration of expense related to retirement-eligible employees.

As of January 1, 2005, AWAC switched from the Black-Scholes pricing model to a lattice model to estimate fair value at the grant date for future option grants. On December 31, 2005, Alcoa accelerated the vesting of .8 million unvested stock options granted to employees of AWAC in 2004 and on January 13, 2005. The 2004 and 2005 accelerated options had weighted average exercise prices of $35.60 and $29.54, respectively. The decision to accelerate the vesting of the 2004 and 2005 options was made primarily to avoid recognizing the related compensation expense in future combined financial statements upon the adoption of a new accounting standard. The accelerated vesting of the 2004 and 2005 stock options reduced AWAC’s after-tax stock option compensation expense in 2006 and 2007 by $2.1.

An additional change has been made to the stock-based compensation program for 2006 grants. Plan participants can choose whether to receive their award in the form of stock options, restricted stock units (stock awards), or a combination of both. This choice is made before the grant is issued and is irrevocable. This choice resulted in an increased 2006 and 2007 stock award expense.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

AWAC accounts for hedges of foreign currency exposures and certain forecasted transactions, principally purchases of natural gas and fuel oil, as cash flow hedges. The fair values of the derivatives are recorded in other current and noncurrent assets and liabilities in the combined balance sheet. The effective portions of the changes in fair values of these derivatives are recorded in accumulated other comprehensive income and are reclassified to sales, cost of goods sold or other income in the period that the transaction no longer qualifies as a cash flow hedge. These contracts cover the same periods as known or expected exposures, generally within three years. Assuming market rates remain constant with the rates at December 31, 2007, all of the $1.5 loss included in other comprehensive income is expected to be recognized in earnings over the next 12 months.

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

Recently Adopted Accounting Standards

On January 1, 2007, AWAC adopted FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements, uncertain tax positions that it has taken or expects to take on a tax return. This Interpretation requires that a company recognize in its financial statements the impact of tax positions that meet a “more likely than not” threshold, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Effective January 1, 2007, AWAC adopted FASB Staff Position (FSP) No. FIN 48-1, Definition of Settlement in FASB Interpretation No. 48, (FSP FIN 48-1), which was issued on May 2, 2007. FSP FIN 48-1 amends FIN 48 to provide guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The term “effectively settled” replaces the term “ultimately settled” when used to describe recognition, and the terms “settlement” or “settled” replace the terms “ultimate settlement” or “ultimately settled” when used to describe measurement of a tax position under FIN 48. FSP FIN 48-1 clarifies that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open.

The adoption of FIN 48 and FSP FIN 48-1 did not have an impact on the accompanying Combined Financial Statements.

On January 1, 2006, AWAC adopted SFAS No. 123(R), Share-Based Payment, which requires the company to recognize compensation expense for stock-based compensation based on the fair value of the share-based

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

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

AWAC adopted (“SFAS”) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132 (R), (“SFAS 158”), effective December 31, 2006. SFAS 158 requires an employer to recognize the funded status of each of its defined pension and postretirement benefit plans as a net asset or liability in its statement of financial position with an offsetting amount in accumulated other comprehensive income, and to recognize changes in that funded status in the year in which changes occur through comprehensive income. The provisions of SFAS 158 are to be applied on a prospective basis; therefore, prior periods presented are not restated. The adoption of SFAS 158 resulted in the following impacts: a reduction of $22.1 in existing prepaid pension costs and intangible assets, the reduction of $47.0 in accrued pension and postretirement liabilities, and a pretax credit of $24.9 to other comprehensive income. See Note J for additional information.

Additionally, SFAS 158 requires an employer to measure the funded status of each of its plans as of the date of its year-end statement of financial position. The funded status of all of AWAC’s pension and other postretirement benefit plans is currently measured as of December 31.

Recently Issued Accounting Standards

In December 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, (“SFAS 160”). SFAS 160 amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Standard defines a noncontrolling interest, sometimes called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. SFAS 160 requires, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the parent’s equity; consolidated net income to be reported at amounts inclusive of both the parent’s and noncontrolling interest’s shares and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest all on the consolidated statement of income; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. SFAS 160 becomes effective for AWAC on January 1, 2009. Management is currently evaluating the potential impact of SFAS 160 on the Combined Financial Statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, (“SFAS 141(R)”). SFAS 141(R) replaces SFAS No. 141, Business Combinations, (“SFAS 141”) and retains the fundamental

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

requirements in SFAS 141, including that the purchase method be used for all business combinations and for an acquirer to be identified for each business combination. This Standard defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control instead of the date that the consideration is transferred. SFAS 141(R) requires an acquirer in a business combination, including business combinations achieved in stages (step acquisition), to recognize the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values of that date, with limited exceptions. It also requires the recognition of assets acquired and liabilities assumed arising from certain contractual contingencies as of the acquisition date, measured at their acquisition-date fair values. SFAS 141(R) becomes effective for AWAC for any business combination with an acquisition date on or after January 1, 2009. Management is currently evaluating the potential impact of SFAS 141(R) on the Combined Financial Statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115, (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option). SFAS 159 becomes effective for AWAC on January 1, 2008. Management has determined that the adoption of SFAS 159 will not have a material impact on the Combined Financial Statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 becomes effective for AWAC on January 1, 2008. On February 12, 2008, the FASB issued FSP 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until January 1, 2009 for calendar year-end entities. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. Management has determined that the adoption of SFAS 157, as it relates to financial assets and liabilities, except for pension plan assets in regards to funded status recorded on the Combined Balance Sheet, will not have a material impact on the Combined Financial Statements. Management is currently evaluating the potential impact of SFAS 157, as it relates to pension plan assets, nonfinancial assets, and nonfinancial liabilities, on the Combined Financial Statements.

In April 2007, the FASB issued FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39, (“FSP FIN 39-1”). FSP FIN 39-1 amends FIN No. 39, Offsetting of Amounts Related to Certain Contracts, by permitting entities that enter into master netting arrangements as part of their derivative transactions to offset in their financial statements net derivative positions against the fair value of amounts (or amounts that approximate fair value) recognized for the right to reclaim cash collateral or the obligation to return cash collateral under those arrangements. FSP FIN 39-1 becomes effective for AWAC on January 1, 2008. Management has determined that the adoption of SFAS 159 will not have a material impact on the Combined Financial Statements.

In March 2007, the EITF issued EITF Issue No. 06-10, Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements (EITF 06-10). Under the provisions of EITF 06-10, an employer is required to recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, or Accounting Principles Board Opinion No. 12, Omnibus Opinion—1967, if the employer has agreed to maintain a life insurance policy during the employee’s retirement or provide the employee with a death

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

benefit based on the substantive arrangement with the employee. The provisions of EITF 06-10 also require an employer to recognize and measure the asset in a collateral assignment split-dollar life insurance arrangement based on the nature and substance of the arrangement. EITF 06-10 becomes effective for AWAC on January 1, 2008. Management has determined that the adoption of EITF 06-10 will not have a material impact on the Combined Financial Statements.

In January 2008, the FASB issued Statement 133 Implementation Issue No. E23, Hedging-General: Issues Involving the Application of the Shortcut Method under Paragraph 68 (Issue E23). Issue E23 provides guidance on certain practice issues related to the application of the shortcut method by amending paragraph 68 of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, with respect to the conditions that must be met in order to apply the shortcut method for assessing hedge effectiveness of interest rate swaps. The provisions of Issue E23 become effective for AWAC for hedging arrangements designated on or after January 1, 2008. Additionally, preexisting hedging arrangements must be assessed on January 1, 2008 to determine whether the provisions of Issue E23 were met as of the inception of the hedging arrangement. Management has determined that Issue E23 will not have any impact on its preexisting hedging arrangements.

Reclassification

Certain amounts in the previously issued 2006 financial statements were reclassified to conform to the 2007 financial statement presentation.

Revisions to 2006 Combined Financial Statements

During 2007, AWAC classified repayments of loans made to related parties as cash from investing activities in the combined statement of cash flows. The 2006 cash outflow of $100 related to providing such loans was previously reported in operating activities. AWAC has revised its 2006 combined statement of cash flows to reflect such activity as cash used for investing activities with a related increase in cash from operations. AWAC also revised 2006 cash used for financing activities by decreasing proceeds related to accounts payable financing by $38 and increasing cash from operations by such amount related to an increase in accounts payable. AWAC concluded that these revisions were not material to its previously issued combined financial statements.

B. Nature of Operations

In December 1994 and January 1995, Alcoa and Alumina Limited entered into a multi-step transaction to restructure and combine the ownership of their respective worldwide bauxite, alumina and alumina-based chemicals businesses and investments into a group of companies known collectively as AWAC. AWAC is owned 60% by Alcoa and 40% by Alumina Limited.

Primarily all bauxite mined by AWAC entities is refined into alumina by AWAC through a chemical process. The alumina is then sold to customers to be smelted into primary aluminum. Approximately 41% and 48% of AWAC’s respective 2007 and 2006 alumina production was sold to Alcoa. In addition, Alcoa of Australia (“AofA”), the largest entity within AWAC, operates integrated aluminum facilities in Australia including mining, refining and smelting operations. Approximately 77% and 72% of AofA’s 2007 and 2006 revenues of $3,739.3 and $3,650.1, respectively, were derived from alumina, and the balance was derived principally from primary aluminum.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

AWAC consists of the following entities within the noted worldwide markets:

1.	Three LLC’s, which hold all of Alcoa’s and Alumina Limited’s bauxite, alumina and industrial chemicals operations in the United States, Brazil, Suriname and Guinea; the bauxite and alumina operations in Jamaica; and the majority of bauxite and alumina shipping operations.

2.	Alcoa’s and Alumina Limited’s interest in AofA, including its aluminum smelting operations and Alumina Espanola S.A., an alumina-based chemicals business located in Spain.

3.	Abalco, S.A. (“Abalco”), an entity formed in Brazil to hold 35% of Alcoa Aluminio’s (“Aluminio”) interest in the Alumar alumina refinery (“Alumar”) and 35% of Aluminio’s interest in Mineracao Rio do Norte S.A. (“MRN”), a bauxite mine that supplies bauxite to the Alumar refinery. The 35% interest is the estimated capacity necessary to fulfill Aluminio’s export alumina sales.

4.	In conjunction with the acquisition of Reynolds Metals in 2000, Alcoa acquired certain bauxite exploration rights and interests which were held by Omnia Minerios S.A. Brazil (“Omnia”) in properties located near the city of Juruti in the State of Para, Brazil. Alcoa continued to own 100% of these interests until December 30, 2004. Effective December 30, 2004, Alcoa sold 40% of its interest in the Juruti bauxite project in Brazil to Alumina Limited. As a result of this transaction, Omnia Minerios became part of the AWAC enterprise and is now included within the AWAC financial statements.

5.	On June 28, 2004, AWAC increased its ownership stake in Halco Mining, Inc. (“Halco”) from 43% to 45%. AWAC paid $5.9 for the additional 2% interest in Halco which is accounted for as an equity investment in the combined balance sheet.

6.	On December 23, 2005, AofA exercised its preemptive rights to acquire minority partner AngloGold’s equity position in the Cape Bougainville and Mitchell Plateau joint ventures in Western Australia for $1.6, which is accounted for as an equity investment in the combined balance sheet.

7.	During 2006, Alcoa World Alumina Brasil Participoes, Ltd. (“AWA Brazil”) became an active partnership. Alcoa and Alumina Limited own 60% and 40% of AWA Brazil, respectively. Capital contributions totaling $176 were made to AWA Brazil in 2006, which Alcoa and Alumina Limited made based on their ownership percentages. The contributed capital was primarily used to purchase newly issued equity shares of Abalco. After this transaction, Abalco ownership remained 60% Alcoa and 40% Alumina Limited.

8.	AWAC received capital calls totaling $323.2 million during 2006. The contributions were primarily used to repay the short-term borrowing between Alcoa World Alumina LLC (“AAC LLC”) and Alcoa. See Note G for additional information. The remaining contributions were used by AWAC to fund the forecasted capital needs of AWA LLC’s wholly owned subsidiary Alcoa Minerals of Jamaica LLC (“AMJ”) and the construction of a new bauxite mine and refinery in Juruti which is owned by AWA Brasil Participoes, Ltd.

9.	During 2007, AWAC received capital calls of $1.0217 billion. The contributions were primarily used to fund the construction of a new bauxite mine and refinery in Juruti which is owned by AWA Brasil Participoes, Ltd. The remaining capital contributions were used to fund capital needs of AWA LLC’s wholly owned subsidiary AMJ.

10.	During 2007, AWAC acquired an additional 5% of the Jamalco joint venture from the government of Jamaica. AWAC funded the construction of the expansion at the Jamaica refinery and contributed the fixed assets related to the expansion in exchange for an additional 5% ownership in the joint venture.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

The following summarizes the concentrations of sales and net assets by major geographic region.

	2007	2006
Sales
Australia	$3,735.1	$3,626.4
U.S.	1,016.3	1,168.7
Other	1,051.0	888.0

Total sales	$5,802.4	$5,683.1

Net assets
Australia	$2,998.9	$2,636.5
U.S.	898.9	869.8
Other	1,520.1	521.4

Total net assets	$5,417.9	$4,027.7

C. Asset Retirement Obligations

AWAC has recorded AROs related to legal obligations associated with the normal operations of bauxite, mining, alumina refining, and aluminum smelting facilities. These AROs consist primarily of costs associated with spent pot lining disposal, closure of bauxite residue areas, mine reclamation, and landfill closure.

Effective December 31, 2005, AWAC adopted FIN No. 47, Accounting for Conditional Retirement Obligations, (FIN 47). FIN 47 clarifies the accounting for conditional asset retirement obligations (“CAROs”), as referenced in SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”). A CARO is a legal obligation to perform an asset retirement activity in which the obligation is unconditional, but uncertainty exists about the timing and (or) method of settlement, which may or may not be under the control of AWAC, and which prevents the reasonable estimation of the fair value of the CARO.

In additional to the above CAROs, certain CAROs related to alumina refineries and aluminum smelters have not been recorded in the Combined Financial Statements due to uncertainties surrounding the ultimate settlement date. Such uncertainties exist as a result of the perpetual nature of the refineries and smelters, maintenance upgrade programs and other factors. At the date a reasonable estimate of the ultimate settlement date can be made, AWAC would record a retirement obligation for the removal, treatment, transportation, storage and (or) disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, PCBs, various process residuals, solid wastes, electronic equipment waste and various other materials. If AWAC was required to shutdown all such facilities immediately, the estimated CARO as of December 31, 2007 ranges from less than one million to $27 per facility in today’s dollars.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

The following table details the changes in the carrying amounts of AROs at December 31:

	2007	2006
Balance at beginning of year	$110.1	$91.2
Accretion expense	5.4	7.2
Liabilities incurred	15.1	9.4
Payments	(8.6)	(8.3)
Translation and other	10.6	10.6

Balance at end of year	$132.6	$110.1

D. Inventories

	2007	2006
Finished goods	$20.0	$19.4
Work-in-process	72.7	56.4
Bauxite and alumina	197.5	141.4
Purchased raw materials	166.8	138.2
Operating supplies	126.4	122.4

	$583.4	$477.8

Approximately 19% of total inventories at December 31, 2007, were valued on a LIFO basis. If valued on an average cost basis, total inventories would have been $76.9 and $60.3 higher at the end of 2007 and 2006, respectively.

E. Properties, Plants, and Equipment, net

	2007	2006
Land and land rights, including mines	$159.2	$134.7
Structures	2,093.8	1,785.8
Machinery and equipment	5,087.3	4,462.0

	7,340.3	6,382.5

Less: Accumulated depreciation and depletion	4,108.0	3,649.0

	3,232.3	2,733.5

Construction work in progress	1,675.5	930.3

	$4,907.8	$3,663.8

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

F. Other Assets

	2007	2006
Deferred mine development	$134.6	$130.2
Deferred income taxes	131.0	78.6
Prepaid pension benefit	136.9	119.2
Deferred charges and other	459.1	259.0
Goodwill	39.6	37.0
Intangibles	15.5	14.4

	$916.7	$638.4

G. Short-Term Borrowings

In May 2001, Alcoa entered into a loan agreement with AAC LLC whereby AAC LLC may borrow funds from Alcoa in various installments or “draw downs”. Each individual “draw down” has its own maturity not to exceed 60 days, and bears interest at the rate for deposits in U.S. dollars as determined by the British Bankers Association on the day of the borrowing. The short-term borrowings between AAC LLC and Alcoa under this agreement were fully repaid during 2006 from the capital contribution made on October 31, 2006. See Note B for additional information. During 2007, additional funds were advanced from Alcoa for various capital expenditures. Amounts outstanding under this arrangement were $33.7 as of December 31, 2007.

During 2006, Abalco entered into a short-term note payable with a third-party bank bearing interest at 5.09%. Outstanding amounts for this agreement were $11.4 as of December 31, 2006. This amount was repaid during 2007.

During 2006, AofA received advances from its joint venture partners in the Portland smelter. These advances are repayable upon demand. These advances accrue interest at the Australian dollar official cash rate less five basis points. The rate was 6.70% at December 31, 2007. Amounts outstanding under this arrangement were $3.2 and $2.8 at December 31, 2007 and 2006 respectively.

AWAC participates in computerized payable settlement arrangements with certain vendors and third-party intermediaries. As of December 31, 2007 and 2006, short-term borrowings included $49.6 and $51.5, respectively, of amounts that will be paid through the third-party intermediaries. The arrangements provide that, at the vendor’s request, the third-party intermediary advances the amount of the scheduled payment to the vendor, less an appropriate discount, before the scheduled payment date. AWAC makes payment to the third-party intermediary on the date stipulated in accordance with the commercial terms negotiated with its vendors. Imputed interest on the borrowings were $3.5 and $1.6 in 2007 and 2006, respectively. See Note A for additional information.

Alumina Espanola has the option to enter into extended trade payable arrangements which are longer than normal customary terms. These arrangements have terms up to 180 days. The extended terms can be elected at a rate of 3 month Libor + 1%. Outstanding amounts under these arrangements were $0.2 and $20.8 at December 31, 2007 and 2006, respectively.

During 2007, Alumina Espanola received advances from Alcoa, Inc. under a line of credit to fund working capital needs. The rate was 4.73% at December 31, 2007. Borrowings under this arrangement were $6.5 at December 31, 2007.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

During 2006, AWA LLC received advances from its joint venture partner in the Jamaica refinery. These advances are repayable upon demand. These advances accrue interest at the Cayman overnight deposit rate. The rate was 5.0% at December 31, 2007. Amounts outstanding under this arrangement were $20.3 and $4.3 as of December 31, 2007 and 2006, respectively.

H. Related Party Transactions

AWAC is controlled by its majority owner, Alcoa. AWAC receives related party sales revenues for alumina and chemical products sold to:

	2007	2006
Alcoa	$2,313.4	$2,055.0
Other	17.7	24.1

	$2,331.1	$2,079.1

The terms for all transactions and agreements between related parties and AWAC are established by negotiation between the parties.

Certain entities within AWAC have entered into contractual agreements with Alcoa for employee services (principally related to employees of the U.S. operations), an administrative services agreement, a commodity hedging agreement and an alumina sales agreement. Total costs incurred by AWAC for these agreements were approximately $79.7 in 2007 and $80.6 in 2006. AWAC also has a long-term bauxite purchase agreement with a partially-owned entity. Total purchases under this agreement were approximately $142.9 and $120.2 during 2007 and 2006, respectively.

In 2007 and 2006, AWAC was charged and paid $9.7 and $0.1, respectively for stock option exercises under Alcoa’s Long Term Stock Incentive Plan. These amounts were reflected as a dividend paid to partners, net of $3.4 in 2007 and a minimal tax benefit in 2006. See Note A for additional information.

Casualty Losses

In 2007, AWAC reduced cost of goods sold by $13.2 for business interruption proceeds and reduced cost of goods sold by $2.8 for property damage caused by Hurricane Dean to the Jamalco facility. As of December 31, 2007, a receivable from the Alcoa-related insurance company of $16.0 remains for this claim.

Related Party Notes Receivable

On December 29, 2006, AWAC advanced $100.0 to Alcoa under an existing deposit agreement. Alcoa repaid the $100.0 loan to AWAC on January 2, 2007. No interest was earned on the advance.

I. Lease Expense

Certain equipment, including process control hardware and software, as well as warehousing, office space, and ocean going vessels are under operating lease agreements. Total expense from continuing operations for all leases was $73.8 in 2007 and $63.2 in 2006. Under long-term leases, minimum annual rentals are $49.1 in 2008, $46.3 in 2009, $41.8 in 2010, $30.6 in 2011, $3.4 in 2012 and a total of $6.0 for 2013 and thereafter.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

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

Additionally, SFAS 158 requires an employer to measure the funded status of its plans as of the date of its year-end statement of financial position. The funded status of AWAC’s pension and other postretirement benefits plans are currently measured as of December 31. AWAC adopted SFAS 158 as of December 31, 2006. In 2007, a pre-tax credit of $8.9 was recorded in equity of which $(2.6) relates to postretirement benefits and $11.5 relates to pensions. The table labeled “Change due to the AML and adoption of SFAS 158” summarizes the impact at December 31, 2006. The total pretax credit to equity was $(24.9) of which $(28.5) relates to postretirement benefits and $3.6 to pension benefits.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

The table below reflects the status of AWAC’s pension and postretirement benefit plans.

	Pension Benefits		Postretirement Benefits
	2007	2006	2007	2006
Change in benefit obligation
Benefit obligation at beginning of year	$767.1	$713.0	$41.3	$45.2
Service cost	30.7	28.8	.6	.7
Interest cost	45.1	34.7	2.5	2.4
Amendments	6.3	—	—	1.6
Actuarial (gains) losses	4.9	(15.5)	.5	(8.3)
Benefits paid	(17.9)	(50.7)	(1.7)	(1.4)
Participants’ contributions	21.5	16.9	—	—
Settlements	(63.6)	—	—	—
Other transfers, net	(51.0)	—	—	—
Exchange rate	53.2	39.9	1.4	1.1

Projected benefit obligation at end of year	$796.3	$767.1	$44.6	$41.3

Change in plan assets
Fair value of plan assets at beginning of year	$891.3	$757.5	$—	$—
Actual return on plan assets	96.2	121.3	—	—
Employer contributions	11.1	11.7	—	—
Participants’ contributions	21.5	16.9	—	—
Benefits paid	(17.9)	(50.7)	—	—
Settlements	(63.6)	—	—	—
Administrative expenses	(5.7)	(5.7)	—	—
Other transfers, net	(51.0)	—	—	—
Exchange rate	57.6	40.3	—	—

Fair value of plan assets at end of year	$939.5	$891.3	$—	$—

Funded status	$143.2	$124.2	$(44.6)	$(41.3)
Amounts attributed to joint venture partners	(6.3)	(5.0)	4.1	4.3

Net funded status	$136.9	$119.2	$(40.5)	$(37.0)

Amounts recognized in the balance sheets consist of
Before the adoption of SFAS 158
Prepaid benefit	$—	$141.3	$—	$—
Accrued benefit liability	—	(18.5)	—	(65.5)
Intangible asset	—	—	—	—
Accumulated other comprehensive loss	—	—	—	—

Net amount recognized	$—	$122.8	$—	$(65.5)

After the adoption of SFAS 158
Noncurrent assets	$136.9	$119.2	$—	$—
Current liabilities	—	—	(1.9)	(1.0)
Noncurrent liabilities	—	—	(38.6)	(36.0)

Net amount recognized	$136.9	$119.2	$(40.5)	$(37.0)

Amounts recognized in accumulated other comprehensive income consist of
Net actuarial gains	$(22.3)	$(5.4)	$(28.6)	$(31.5)
Prior service cost	13.5	9.6	3.4	3.8

Total, before tax effect	(8.8)	4.2	(25.2)	(27.7)

Less: Amounts attributed to joint venture partners	(.9)	.6	.7	.8

Net amount recognized, before tax effect	$(7.9)	$3.6	$(25.9)	$(28.5)

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

	Balance Prior to AML & SFAS 158 Adjustments	AML Adjustments	Balance Prior to SFAS 158 Adjustments	SFAS 158 Adjustments	Balance After AML & SFAS 158 Adjustments
Change due to the AML and adoption of SFAS 158 at December 31, 2006
Pension benefits
Prepaid pension costs (1)	$141.3	$—	$141.3	$(22.1)	$119.2
Accrued compensation and retirement costs	(18.5)	—	(18.5)	18.5	—
Accumulated other comprehensive loss (before tax) (2)	—	—	—	3.6	3.6
Deferred tax assets (1)	—	—	—	1.6	1.6
Accumulated other comprehensive loss (after tax) (2)	—	—	—	2.0	2.0
Postretirement benefits
Accrued postretirement benefits	(64.5)	—	(64.5)	28.5	(36.0)
Other current liabilities	(1.0)	—	(1.0)	—	(1.0)
Accumulated other comprehensive gain (before tax) (2)	—	—	—	(28.5)	(28.5)
Deferred tax assets (1)	—	—	—	(10.4)	(10.4)
Accumulated other comprehensive gain (after tax) (2)	—	—	—	(18.1)	(18.1)

(1)	Included in other assets on the combined balance sheet
(2)	Included in enterprise capital

	Pension Benefits		Postretirement Benefits
	2007	2006	2007	2006
Components of net periodic benefit costs
Service cost	$30.7	$28.8	$.6	$.7
Interest cost	45.1	34.7	2.5	2.4
Expected return on plan assets	(67.4)	(57.1)	—	—
Amortization of prior service cost	2.6	1.9	.4	.4
Recognized actuarial (gains) losses	.4	1.9	(2.3)	(1.9)
Settlement	(2.6)	—	—	—

Net periodic benefit costs	$8.8	$10.2	$1.2	$1.6

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

	Pension Benefits	Postretirement Benefits
	2007	2007
Other changes in Plan assets and benefit obligations recognized in other comprehensive income consist of
Net loss (gain)	$(18.9)	$.6
Amortization of net gain (loss)	(.4)	2.3
Prior service cost	6.3	—
Amortization of prior service (cost) benefit	(2.6)	(.4)
Settlement-actuarial gain	2.6	—

Totals before tax effect	(13.0)	2.5

Less: Amounts attributed to joint venture partners	(1.5)	(.1)

Net amount recognized before tax effect	$(11.5)	$2.6

	Pension Benefits 2008	Postretirement Benefits 2008
Amounts expected to be recognized in net periodic benefit cost
Prior service cost recognition	$3.8	$.5
Actuarial loss (gain) recognition	—	(2.0)

The accumulated benefit obligation for all defined benefit pension plans was $780.2 and $743.9 at December 31, 2007 and 2006, respectively.

The aggregate projected benefit obligation and fair value of plan assets for the pension plan with benefit obligations in excess of plan assets was zero as of December 31, 2007 and 2006. The aggregate accumulated benefit obligation and fair value of plan assets with accumulated benefit obligations in excess of plan assets were zero as of December 31, 2007 and 2006.

The unrecognized actuarial gain for postretirement benefit plans at December 31, 2007 of $28.6 primarily resulted from benefit payment projections exceeding actual payments. To the extent those gains exceed certain thresholds, the excess will continue to be recognized. Generally, these amounts are amortized over the estimated future service of plan participants, which is 12 years.

Assumptions

Weighted average assumptions used to determine benefit obligations at December 31:

	2007	2006
Weighted average assumptions
Discount rate, at year end	5.90%	5.85%
Rate of compensation increase	3.65%	3.67%

The discount rate is based upon a yield available on government bonds with a term suitable to match the liabilities.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

Weighted average assumptions used to determine the net cost for years ended December 31:

	2007	2006
Weighted average assumptions
Discount rate, at year end	5.85%	5.00%
Expected long-term return on plan assets	7.78%	7.77%
Rate of compensation increase	3.67%	3.63%

The expected return on plan assets is based on historical performance as well as expected future rates of return on plan assets considering the current investment portfolio mix and the long-term investment strategy.

Assumed health care cost trend rates at December 31:

	2007	2006
Health care cost trend rate assumed for next year	7.0%	7.0%
Rate to which the cost trend rate gradually declines	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain	2012	2011

The health care cost trend rate in the calculation of the 2006 benefit obligations was 7.0% from 2006 to 2007 and 6.5% from 2007 to 2008. Actual annual company health care trend experience over the past three years has ranged from 0% to 4.1%. The 7.0% trend rate will be used for 2008.

Assumed health care cost trend rates have an effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$0.4	$(0.4)
Effect on postretirement benefit obligations	6.7	(5.5)

Plan Assets

AWAC’s pension plans’ investment policy, weighted average asset allocations at December 31, 2007 and 2006, and target allocations for 2008, by asset category, are as follows:

	Policy Range	Plan Assets at December 31,		Target 2008
		2007	2006
Asset Category
Equity securities	20-90%	61%	59%	56%
Debt securities	0-40%	26%	27%	32%
Real estate	0-20%	10%	7%	10%
Other	0-40%	3%	7%	2%

		100%	100%	100%

The basic goal underlying pension plan investment policy is to ensure that the assets of the plan, along with expected plan sponsor contributions, will be invested in a prudent manner to meet the obligations of the plan as those obligations come due. Investment practices must comply with applicable laws and regulations.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

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

Cash Flows

The minimum required cash contribution to the pension plans in 2008 is estimated to be $22.0.

Benefit payments expected to be paid to plan participants are as follows:

	Pension Benefits	Postretirement Benefits
Years Ending December 31,
2008	$79.6	$1.9
2009	72.6	2.0
2010	74.1	2.1
2011	75.6	2.2
2012	79.0	2.4
2013 through 2017	390.5	13.4

	$771.4	$24.0

Other Plans

Certain AWAC employees participate in a number of defined contribution pension plans sponsored by Alcoa. Expenses were $26.5 in 2007 and $24.8 in 2006.

Certain AWAC employees participate in postretirement plans and pension plans sponsored by Alcoa. Total expenses related to these plans were $5.8 and $3.2 in 2007, and $7.3 and $2.9 in 2006, respectively.

K. Stock-Based Compensation

Stock options under Alcoa’s stock-based compensation plans have been granted at not less than market prices on the dates of grant. Beginning in 2006, performance stock options were granted to certain individuals of AWAC. The final number of options granted is based on the outcome of AWAC’s annual return on capital results against the results of a comparator group of companies. However, an individual can earn a minimum number of options if Alcoa’s return on capital meets or exceeds its cost of capital. Stock option features based on date of original grant are as follows:

Date of Original Grant	Vesting	Term	Reload Feature
2002 and prior	One year	10 years	One reload over option term
2003	3 years (1/3 each year)	10 years	One reload in 2004 for 1/3 vesting in 2004
2004 and forward	3 years (1/3 each year)	6 years	None

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

In addition to the stock options described above, Alcoa granted stock awards that vest in three years from the date of grant. Certain of these stock awards were granted with the same performance conditions described above for performance stock options.

In 2006, plan participants can choose whether to receive their award in the form of stock options, stock awards, or a combination of both. This choice is made before the grant is issued and is irrevocable.

This choice resulted in an increased 2006 and 2007 stock award expense in comparison to 2005.

The following table summarizes the total compensation expense recognized for all options and stock awards:

	2007	2006
Compensation expense reported in income
Stock option grants	$0.9	$0.7
Stock award grants	3.8	4.5

Total compensation expense before income taxes	4.7	5.2

Income tax benefit	1.5	1.6

Total compensation expense, net of income tax benefit	$3.2	$3.6

Prior to January 1, 2006, no stock-based compensation expense was recognized for stock options. As a result of the implementation of SFAS No. 123(R), AWAC recognized additional compensation expense of $0.7 pretax ($0.5 after tax) in 2006 relating to stock options. There were no stock-based compensation expenses capitalized in 2007or 2006.

The fair value of each option is estimated on the date of grant or subsequent reload using the lattice pricing model with the following assumptions:

	2007	2006
Weighted average fair value per option
New Option Grants	$6.04	$5.98
Reload Grants	5.56	—
Average risk-free interest rate	4.75-5.16%	4.42-4.43%
Expected dividend yield	2.20%	2.00%
Expected volatility	22-29%	27-32%
Expected annual forfeiture rate	3.00%	3.00%
Expected exercise behavior	35%	23%
Expected life (years)
New Option Grants	3.80	3.60
Reload Grants	1.50	—

The range of risk-free interest rates is based on a yield curve of interest rates at the time of the grant based on the contractual life of the option. Expected dividend yield is based on a five-year average. Expected volatility is based on historical and implied volatilities over the term of the option. AWAC utilizes historical option exercise and forfeiture data to estimate expected annual pre- and post-vesting forfeitures. The expected exercise

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

behavior assumption represents a weighted average exercise ratio of gains resulting from historical employee exercise behavior. The expected exercise behavior assumption is based on exercise patterns for grants issued from 2000 forward.

The activity for stock options is as follows: (shares and aggregate intrinsic value in millions):

	2007	2006
Outstanding, beginning of year
Number of options	4.6	4.9
Weighted average exercise price	$32.85	$32.82
Granted
Number of options	0.2	0.2
Weighted average exercise price	$35.77	$29.12
Exercised
Number of options	(1.3)	(0.3)
Weighted average exercise price	$29.92	$24.97
Expired or forfeited
Number of options	(0.2)	(0.3)
Weighted average exercise price	$34.69	$37.26
Transferred in:
Number of options	0.2	—
Weighted average exercise price	$33.35
Transferred out:
Number of options	(1.0)	—
Weighted average exercise price	$33.42
Outstanding, end of year
Number of options	2.5	4.6
Weighted average exercise price	$34.23	$32.85
Exercisable, end of year
Number of options	2.3	4.4
Weighted average exercise price	$34.44	$34.35

The total intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was $12.3 and $2.6, respectively. The cash received from exercises for the year ended December 31, 2007 was $35.0, and the tax benefit realized was $4.0.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

The following tables summarize certain stock option information at December 31, 2007 (shares and intrinsic value in millions):

Options Fully Vested and/or Expected to Vest

Range of Exercise Price	Number	Weighted Average Contractual Life	Weighted Average Exercise Price	Intrinsic Value
$12.16 - $19.93	0.0	0.04	$16.53	$0.2
$19.94 - $27.71	0.2	3.89	22.21	3.6
$27.72 - $35.49	0.8	3.47	30.35	4.6
$35.50 - $45.59	1.5	2.50	38.25	.4

	2.5	2.92	$34.23	$8.8

Options Fully Vested and Exercisable

Range of Exercise Price	Number	Weighted Average Contractual Life	Weighted Average Exercise Price	Intrinsic Value
$12.16 - $19.93	0.0	0.04	$16.53	$0.2
$19.94 - $27.71	0.2	3.89	22.20	3.6
$27.72 - $35.49	0.5	3.10	30.65	3.2
$35.50 - $45.59	1.5	2.51	38.03	.4

	2.2	2.79	$34.44	$7.4

Beginning in January of 2004, in addition to stock option awards, the company has granted stock awards and performance share awards. Both vest three years from the date of grant. Performance share awards are issued at target and the final award amount is determined at the end of the performance period.

The following table summarizes the nonvested stock and performance share awards (shares in millions):

Nonvested Awards	Stock Awards	Performance Share Awards	Total	Weighted Average Per Share FMV
Outstanding at January 1, 2007	0.22	0.02	0.24	$30.69
Granted	0.15	.01	0.16	30.72
Distributed	(0.07)	—	(0.07)	35.66
Forfeited	(0.03)	—	(0.03)	29.55
Transferred in	0.08	—	0.08	30.99
Transferred out	(0.03)	(0.01)	(0.04)	29.99
Performance share adjustment	—	—	—	28.93

Outstanding at December 31, 2007	0.32	0.02	0.34	$29.87

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

At December 31, 2007, there was $0.5 (pretax) of unrecognized compensation expense related to nonvested stock option grants, and $2.9 (pretax) of unrecognized compensation expense related to stock award grants. These expenses are expected to be recognized over a weighted average period of 1.8 years. As of December 31, 2007, the following table summarizes the unrecognized compensation expense expected to be recognized in future periods.

Stock-Based Compensation Expense (Pre-tax)
2008	$2.1
2009	1.2
2010	.1

$3.4

Alcoa issues treasury shares for the exercise of employee stock options. Alcoa has a policy of repurchasing shares to cover the dilution associated with stock option exercises and expects to repurchase shares in an amount that approximates options exercised during 2006.

L. Income Taxes

The components of income before taxes on income were:

	2007	2006
U.S.	$5.9	$(51.8)
Foreign	1,406.0	1,711.8

	$1,411.9	$1,660.0

The provision (benefit) for taxes on income consisted of:

	2007	2006
Current
U.S. federal	$11.2	$7.9
Foreign	447.7	548.5

	458.9	556.4

Deferred
U.S. federal	(5.8)	1.5
Foreign	5.5	(20.0)

	(.3)	(18.5)

	$458.6	$537.9

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

Reconciliation of the U.S. federal statutory rate to AWAC’s effective tax rate follows:

	2007	2006
U.S. federal statutory rate	35.0%	35.0%
Loss not taxed to AWAC	3.6	1.6
Taxes on foreign income	(6.0)	(4.3)
Other	(.1)	.1

Effective tax rate	32.5%	32.4%

The components of net deferred tax assets and liabilities at December 31 follow:

	2007		2006
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Depreciation	$—	$160.0	$—	$159.6
Employee benefits	16.4	59.7	15.3	48.1
Loss provisions	37.0	—	41.0	—
Deferred income/expense	—	93.2	15.0	95.4
Other	29.4	20.6	10.5	12.3

	$82.8	$333.5	$81.8	$315.4

M. Derivatives and Other Financial Instruments

The carrying values and fair values of AWAC’s financial instruments at December 31 follow:

	2007		2006
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$68.3	$68.3	$195.1	$195.1
Notes receivable	0.4	0.4	100.5	100.5
Short-term debt	113.5	113.5	94.1	94.1

The methods used to estimate the fair value of certain financial instruments follow:

Cash and Cash Equivalents and Short-Term Borrowings

The carrying amount approximates fair value because of the short maturity of the instruments. The short-term borrowings weighted average interest rate is 5.89% in 2007 and 6.92% in 2006.

Notes Receivable

The fair value of notes receivable is based on anticipated cash flows which approximates carrying value.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

Cash Flow Hedges

AWAC uses derivative financial instruments for purposes other than trading. Fair value gains (losses) of material hedging contracts at December 31 were:

	2007	2006
Other commodities, principally natural gas and fuel oil	$(1.5)	$(38.0)

Commodities

AWAC anticipates the continued requirement to purchase other commodities such as natural gas, and fuel oil for its operations. AWAC enters into futures and options contracts to reduce volatility in the price of these commodities. These instruments are designated as cash flow hedges and extend through March 2008. The net fair value of the outstanding instruments are a liability of $1.5 and $38.0 at December 31, 2007 and 2006, respectively.

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

For further information on AWAC’s hedging and derivative activities, see Note A.

N. Cash Flow Information

Cash payments for interest and taxes follow:

	2007	2006
Interest	$4.5	$1.8
Income taxes	592.4	337.7

	$596.9	$339.5

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

In October 2004, AWAC agreed to acquire a 20% interest in a consortium formed to acquire the Dampier to Bunbury Natural Gas Pipeline (“DBNGP”) in Western Australia exchange for an initial cash investment of $17.0, which was classified as an equity investment. AWAC has made additional contributions of $31.0 and $26.8 in 2007 and 2006, respectively and committed to invest an additional $37.0 to be paid as the pipeline expands through 2009. The investment in DBNGP was made in order to secure a competitively priced long-term supply of power to AWAC’s refineries in Western Australia. In addition to its equity ownership, AWAC has an agreement to purchase gas transmission services from the DBNGP with the ability to terminate the agreement at its discretion. AWAC’s maximum exposure to loss on the investment and related contract is approximately $392.0.

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

AWAC has entered into other purchase commitments for energy and raw materials which total $858.2 in 2008, $788.9 in 2009, $729.9 in 2010, $708.6 in 2011, $593.9 in 2012 and $4,363.2 thereafter.

During 2001, AWAC entered into a ten-year agreement with a vendor to provide process control hardware and software at a ten-year cost of approximately $146.0. At December 31, 2007, amounts remaining to be paid on this agreement were approximately $93.

AWAC has standby letters of credit related to trade export activities. The total amount committed under these letters of credit, which expire at various dates in 2008 through 2010 was $20.3 at December, 31, 2007.

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

AWAC’s remediation reserve balance at the end of 2007 and 2006 was $32.2 and $36.7, respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. Of the $32.2 reserve at December 31, 2007, $24.6 is classified as current on the combined balance sheet.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2007 and 2006

(in millions)

Q. Restructuring and Other Charges and Income

Restructuring and other charges and income were $(0.4) and $6.1 during 2007 and 2006, respectively. In 2007, management determined that certain estimated reserves related to severance accruals were no longer needed. During 2006, approximately 65 employees at AofA and Alumina Espanola S.A. were offered severance or early retirement.

Employee Termination and Severance Costs
2006
Reserve balance at January 1, 2006	$10.6
Cash payments	(3.0)
Restructuring charges	6.1
Ongoing early retirement and other	0.9

Reserve balance at December 31, 2006	$14.6

2007
Cash payments	$(6.9)
Restructuring credits	(0.4)
Ongoing early retirement and other	2.0

Reserve balance at December 31, 2007	$9.3

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

Alcoa World Alumina and Chemicals

Combined Statements of Members’ Equity

Years Ended December 31, 2006 and 2005

(in millions)

	Comprehensive Income	Members’ Equity	Accumulated Other Comprehensive Loss (Income)	Total Enterprise Capital
Balance at December 31, 2004		$2,860.0	$(40.0)	$2,820.0
Comprehensive income—2005
Net income—2005	$644.6	644.6	—	644.6
Change in minimum pension liability, net of tax	47.2	—	47.2	47.2
Currency translation adjustments	(148.4)	—	(148.4)	(148.4)
Unrecognized gains (losses) on derivatives, net of tax
Net change from periodic revaluation	131.7	—	131.7	131.7
Net amount reclassified to income	(80.1)	—	(80.1)	(80.1)

Comprehensive income	$595.0

Capital contribution (B and N)		21.1	—	21.1
Dividends paid and return of capital to members		(182.1)	—	(182.1)

Balance at December 31, 2005		3,343.6	(89.6)	3,254.0
Comprehensive income—2006
Net income—2006	$1,122.1	1,122.1	—	1,122.1
Currency translation adjustments	229.5	—	229.5	229.5
Unrecognized gains (losses) on derivatives, net of tax
Net change from periodic revaluation	(100.6)	—	(100.6)	(100.6)
Net amount reclassified to income	(3.6)	—	(3.6)	(3.6)

Comprehensive income	$1,247.4

Capital contribution (B and N)		500.5	—	500.5
Dividends paid and return of capital to members		(989.9)	—	(989.9)
Cumulative effect adjustment due to the adoption of EITF 04-6		(5.6)	—	(5.6)
Cumulative effect adjustment due to the adoption of FAS 123(R)		5.2	—	5.2
Change due to adoption of SFAS 158, net of tax		—	16.1	16.1

Balance at December 31, 2006		$3,975.9	$51.8	$4,027.7

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2006 and 2005

(in millions)

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2006 and 2005

(in millions)

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2006 and 2005

(in millions)

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

Stock-Based Compensation

Certain employees of AWAC receive stock options under Alcoa’s Long Term Incentive Stock Plan and AWAC receives charges for stock option exercises under this plan. Effective January 1, 2006, AWAC accounts for stock-based compensation in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment. AWAC recognizes compensation expense for employee equity grants using the nonsubstantive vesting period approach, in which the expense (net of estimated forfeitures) is recognized ratably over the requisite service period following the date of grant. Prior to the adoption of

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2006 and 2005

(in millions)

SFAS No. 123(R), AWAC used the nominal vesting approach related to retirement-eligible employees, in which the compensation expense is recognized ratably over the original vesting period. AWAC accounted for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. As part of AWAC’s stock-based compensation plan design, individuals that are retirement-eligible have a six-month requisite service period in the year of grant. Equity grants are issued in early January each year. As a result, a larger portion of expense will be recognized in the first and second quarters of each year for these retirement-eligible employees. Compensation expense recorded in 2006 was $5.2 ($3.6 after tax). Of this amount, $1.5 pertains to acceleration of expense related to retirement-eligible employees.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2006 and 2005

(in millions)

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

AWAC adopted (“SFAS”) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132 (R), (“SFAS 158”), effective December 31, 2006. SFAS 158 requires an employer to recognize the funded status of each of its defined pension and postretirement benefit plans as a net asset or liability in its statement of financial position with an offsetting amount in accumulated other comprehensive income, and to recognize changes in that funded status in the year in which changes occur through comprehensive income. The provisions of SFAS 158 are to be applied on a prospective basis; therefore, prior periods presented are not restated. The adoption of SFAS 158 resulted in the following impacts: a reduction of $22.1 in existing prepaid pension costs and intangible assets, the reduction of $47.0 in accrued pension and postretirement liabilities, and a pretax credit of $24.9 to other comprehensive income. See Note J for additional information.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2006 and 2005

(in millions)

Additionally, SFAS 158 requires an employer to measure the funded status of each of its plans as of the date of its year-end statement of financial position. The funded status of all of AWAC’s pension and other postretirement benefit plans is currently measured as of December 31.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”). SAB 108 was issued to provide interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provisions of SAB 108 are effective for AWAC for its December 31, 2006 year-end. The adoption of SAB 108 did not have a material impact on AWAC’s combined financial statements.

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

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, (“FIN 48”). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. On January 17, 2007, the FASB affirmed its previous decision to make FIN 48 effective for fiscal years beginning after December 15, 2006. Accordingly, FIN 48 is effective for AWAC on January 1, 2007. Management has determined that the adoption of FIN 48 will not have a material impact on AWAC’s combined financial statements.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

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

G. Short-Term Borrowings

In May 2001, Alcoa entered into a loan agreement with AAC LLC whereby AAC LLC may borrow funds from Alcoa in various installments or “draw downs”. Each individual “draw down” has its own maturity not to

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2006 and 2005

(in millions)

exceed 60 days, and bears interest at the rate for deposits in U.S. dollars as determined by the British Bankers Association on the day of the borrowing. The short-term borrowings between AAC LLC and Alcoa under this agreement were fully repaid during 2006 from the capital contribution made on October 31, 2006. See Note B for additional information. Outstanding amounts under this agreement were $76.1 at December 31, 2005.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2006 and 2005

(in millions)

Certain entities within AWAC have entered into contractual agreements with Alcoa for employee services (principally related to employees of the U.S. operations), an administrative services agreement, a commodity and foreign exchange hedging agreement and an alumina sales agreement. Total costs incurred by AWAC for these agreements were approximately $80.6 in 2006 and $77.9 in 2005. AWAC also has a long-term bauxite purchase agreement with a partially-owned entity. Total purchases under this agreement were approximately $120.2 and $124.8 during 2006 and 2005, respectively.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2006 and 2005

(in millions)

	Balance Prior to AML & SFAS 158 Adjustments	AML Adjustments	Balance Prior to SFAS 158 Adjustments	SFAS 158 Adjustments	Balance After AML & SFAS 158 Adjustments
Change due to the AML and adoption of SFAS 158 at December 31, 2006
Pension benefits
Prepaid pension costs (1)	$141.3	$—	$141.3	$(22.1)	$119.2
Accrued compensation and retirement costs	(18.5)	—	(18.5)	18.5	—
Accumulated other comprehensive loss (before tax) (2)	—	—	—	3.6	3.6
Deferred tax assets (1)	—	—	—	1.6	1.6
Accumulated other comprehensive loss (after tax) (2)	—	—	—	2.0	2.0
Postretirement benefits
Accrued postretirement benefits	(64.5)	—	(64.5)	28.5	(36.0)
Other current liabilities	(1.0)	—	(1.0)	—	(1.0)
Accumulated other comprehensive gain (before tax) (2)	—	—	—	(28.5)	(28.5)
Deferred tax assets (1)	—	—	—	(10.4)	(10.4)
Accumulated other comprehensive gain (after tax) (2)	—	—	—	(18.1)	(18.1)

(1)	Included in other assets on the combined balance sheet
(2)	Included in enterprise capital

	Pension Benefits		Postretirement Benefits
	2006	2005	2006	2005
Components of net periodic benefit costs
Service cost	$28.8	$32.0	$.7	$.6
Interest cost	34.7	33.8	2.4	2.4
Expected return on plan assets	(57.1)	(53.6)	—	—
Amortization of prior service cost	1.9	1.9	.4	.4
Recognized actuarial (gains) losses	1.9	(.2)	(1.9)	(1.9)

Net periodic benefit costs	$10.2	$13.9	$1.6	$1.5

	Pension Benefits	Postretirement Benefits
	2007	2007
Amounts expected to be recognized in net periodic benefit cost
Prior service cost recognition	$1.9	$.4
Actuarial loss (benefit) recognition	$.2	$(1.8)

The accumulated benefit obligation for all defined benefit pension plans was $743.9 and $659.3 at December 31, 2006 and 2005, respectively.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2006 and 2005

(in millions)

Other Plans

Certain AWAC employees participates in a number of defined contribution pension plans sponsored by Alcoa. Expenses were $23.3 in 2006 and $18.8 in 2005.

Certain AWAC employees participate in a pension plan sponsored by Alcoa. Total expenses related to this plan were $1.8 and $1.7 in 2006 and 2005, respectively.

K. Stock-Based Compensation

On January 1, 2006, AWAC adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), “Share-Based Payment”, which requires the company to recognize compensation expense for stock-based compensation based on the grant date fair value. Prior to January 1, 2006, AWAC accounted for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. AWAC has elected the modified prospective application method for adoption, and prior period financial statements have not been restated.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2006 and 2005

(in millions)

Prior to January 1, 2006, no stock-based compensation expense was recognized for stock options. As a result of the implementation of SFAS No. 123(R), Alcoa recognized additional compensation expense of $0.7 pretax ($0.5 after tax) in 2006 pertaining to options. There were no stock-based compensation expenses capitalized in 2006 or 2005. Alcoa’s net income for 2005 would have been reduced to the pro forma amounts shown below if employee stock option compensation expense had been determined based on the fair value at the grant dates in accordance with SFAS No. 123 and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure an amendment of FASB Statement No. 123.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2006 and 2005

(in millions)

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

The following tables summarize certain stock option information at December 31, 2006 (shares and intrinsic value in millions):

Options Fully Vested and/or Expected to Vest

Range of Exercise Price	Number	Weighted Average Contractual Life	Weighted Average Exercise Price	Intrinsic Value
$12.16 - $19.93	0.1	0.68	$16.94	$0.7
$19.94 - $27.71	0.8	5.10	22.44	6.2
$27.72 - $35.49	1.2	3.82	30.69	0.4
$35.50 - $45.59	2.4	3.39	37.81	—

	4.5	3.78	$32.85	$7.3

Options Fully Vested and Exercisable

Range of Exercise Price	Number	Weighted Average Contractual Life	Weighted Average Exercise Price	Intrinsic Value
$12.16 - $19.93	0.1	0.68	$16.94	$0.7
$19.94 - $27.71	0.8	5.09	22.46	6.2
$27.72 - $35.49	1.0	3.59	36.38	0.2
$35.50 - $45.59	2.4	3.39	37.81	—

	4.3	3.72	$34.33	$7.1

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2006 and 2005

(in millions)

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2006 and 2005

(in millions)

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

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