Form 20-F
period 2008-12-31
ALUMINA LTD
filed 2009-06-09
CIK 857071

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

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

Judith Downes, T: +61 (0) 3 86992600, E: judith.downes@aluminalimited.com

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2008.

1,459,857,251 Ordinary Shares

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated file. See definition of “accelerated filer and large accelerated file” in Rule 12b-2 of the Exchange Act. (Check one):

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

FORWARD LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements, including statements regarding (i) certain plans, strategies and objectives of management, (ii) scheduled closure of certain operations or facilities, (iii) anticipated production or construction commencement dates, (iv) expected costs of construction of projects or products or level of production output, (v) the anticipated productive lives of projects and mines and (vi) estimates of expected dividends to be received from AWAC. Forward-looking statement include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Alumina, which may cause actual results to differ materially from those expressed in the statements contained in this Annual Report.

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

The selected financial data appearing below as at December 31, 2008 and 2007 and for the fiscal years ended December 31, 2008, 2007 and 2006 are set forth in Australian dollars (except as otherwise indicated), and are extracted from the audited Consolidated Financial Statements of Alumina Limited (the “Company” or “Alumina “, which, unless the context otherwise requires, includes Alumina Limited and its subsidiaries) which appear elsewhere herein.

Equity accounting is used where the consolidated entity exercises significant influence, but not control, over an investee company (the associate). Under this method, the consolidated entity’s share of the post-acquisition profits or losses of associates is recognized in the consolidated statement of financial performance, and its share of post-acquisition movements in reserves is recognized in consolidated reserves. The cumulative post acquisition movements are adjusted against the cost of the investment. Alumina’s Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The financial statements of Alcoa World Alumina and Chemicals (“AWAC”), of which Alumina owns 40% of the assets, are prepared in accordance with US GAAP.

KEY INFORMATION

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the Notes thereto.

SELECTED FINANCIAL DATA UNDER IFRS

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
	(A$ million except where indicated)
Net Sales Revenue from Continuing Operations	—	—	—	—	—

Net Income from Continuing Operations	168.0	436.4	511.1	315.6	316.4

Net Income	168.0	436.4	511.1	315.6	316.4

Net Income from Operations per Ordinary Share (A$/share)	0.13	0.36	0.41	0.25	0.25

Income from Continuing Operations per Ordinary Share (A$/share)(3)	0.13	0.36	0.41	0.25	0.25

Diluted Net Income per Ordinary Share (A$/share)(4)	0.13	0.36	0.41	0.25	0.25

Cash Dividends paid per Ordinary Share (1) (A$/share)	0.12	0.24	0.20	0.20	0.20

(US$/share) (2)	0.08	0.19	0.15	0.15	0.14

	At December 31, 2008	At December 31, 2007	At December 31, 2006	At December 31, 2005	At December 31, 2004
	(A$ million except where indicated)
Total assets	3,898.6	2,688.6	2,357.6	2,013.5	1,823.2
Long-term obligations	687.2	566.1	208.2	0.2	0.2
Net assets	2,792.8	1,663.9	1,754.6	1,530.2	1,411.9
Shareholders’ equity	2,792.8	1,663.9	1,754.6	1,530.2	1,411.9
Capital stock	1,444.4	411.9	425.8	415.7	404.1

	Millions of shares
Number of shares outstanding	1,459.9	1,129.0	1,167.6	1,165.6	1,163.1

(1)	Fully franked. See “Dividends” in Item 8A.
(2)	These conversions were made using exchange rates applicable at the dates of the dividend payments.
(3)

Basic earnings per share were determined on the basis of the weighted average number of outstanding Alumina Limited shares for the periods indicated. Refer also to Notes 1(s) and 8 to the Consolidated Financial Statements. Prior year earnings per share have been restated for the rights issue.

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

Period	At Period End	Average Rate(1)	High	Low
	(all figures in US$ per A$1.00)
October 2008			0.7937	0.6073
November 2008			0.7005	0.6191
December 2008			0.6985	0.6343
January 2009			0.7212	0.6380
February 2009			0.6834	0.6320
March 2009			0.7022	0.6301

Year Ended December 31, 2004	0.7805	0.7365	0.7979	0.6840
Year Ended December 31, 2005	0.7342	0.7627	0.7974	0.7261
Year Ended December 31, 2006	0.7884	0.7535	0.7914	0.7056
Year Ended December 31, 2007	0.8776	0.8395	0.9543	0.7724
Year Ended December 31, 2008	0.6983	0.8537	0.9797	0.6073

(1)	The average of the noon buying rates on the last day of each month during the financial period.

On March 31, 2009, the Noon Buying Rate was A$1.00 = US$0.6925.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

KEY INFORMATION

D.	Risk Factors

Alumina Limited’s net income is affected by movements in the prices of aluminium and alumina

Alumina Limited’s source of income is dividends derived from AWAC. The revenue of AWAC (being the principal asset of Alumina Limited) is derived from sales of alumina, alumina-based chemicals and aluminium. The price that can be obtained for these products is influenced by the price of aluminium in the world market, and in particular, the LME price of primary aluminium. World aluminium prices are affected by numerous factors outside Alumina Limited’s control, including general economic conditions, expectations for supply and demand level of global inventories, the influence of hedge funds and other financial investment funds participating in commodity markets and the overall performance of world economies and the related cyclicality in particular industries that are significant consumers of aluminium.

The development of new alumina refineries and aluminium smelters, and increased production by new or existing alumina and aluminium producers may create oversupply or overcapacity, which could reduce future prices of alumina, alumina-based chemicals and aluminium, thereby adversely affecting AWAC’s, and also Alumina Limited’s, profitability.

AWAC’s and Alumina’s financial performance and ability to service liabilities, pay dividends and undertake capital expenditure would be adversely affected by a material fall in the prices of alumina and aluminium.

AWAC earnings are also influenced by the accounting for embedded derivatives in Alcoa of Australia Limited’s contracts for the supply of natural gas and electricity. If the aluminium price as quoted on the LME at a period end, and the estimate of long term aluminium prices in any relevant period beyond the period covered by forward LME prices, are higher than at the commencement of that period, a charge against income would result. Conversely, a fall in those aluminium prices would result in a credit to income for the period. Those effects on AWAC income would have a corresponding proportional negative or positive impact on Alumina Limited’s income for the period.

Alumina Limited does not separately hedge its exposure to aluminium prices. Alumina Limited expects that volatility in prices and demand for AWAC’s products will continue for the foreseeable future.

AWAC’s alumina sales are made under medium to long term contracts largely linked to aluminium prices. In 2008, AWAC was not able to offset the effects of higher raw material or energy costs through price increases.

The price of aluminium has also undergone significant decline since mid 2008. In July 2008, the price of aluminium was approximately US$1.30 per pound and aluminium stocks on the LME averaged 1 million tonnes. At April 30, 2009, the price of aluminium had declined to US$0.68 per pound and aluminium stocks on the LME were 3.7 million tonnes.

For a statement of current hedging, and movements in the selling price of aluminium over the last five years, see Item 11 “Quantitative and Qualitative Disclosure about Market Risk”.

Fluctuations in exchange rates can have a significant effect, on Alumina Limited’s earnings, profitability and construction costs

Alcoa of Australia contributes the majority of AWAC’s earnings including over 90% in 2007 and 2008. While a significant proportion of Alcoa of Australia’s costs are incurred in Australian dollars, sales are denominated in US dollars. AWAC’s future profitability (and therefore that of Alumina Limited) may be adversely affected by a strengthening of the Australian dollar against the US dollar. AWAC’s profitability and financial position may also be adversely affected by a weakening of the US dollar against other currencies in which operating or capital costs are incurred by AWAC’s refineries outside Australia.

In addition, Alumina has certain liabilities and assets that are denominated in US dollars, particularly its borrowings and certain equity accounted assets. The accounts of certain foreign subsidiaries are also maintained in US dollars. Consequently, a change in the A$/US$ exchange rate would have an effect on the net asset value of Alumina Limited.

KEY INFORMATION

An increase in the cost of key inputs could reduce Alumina’s profitability.

Changes in AWAC’s costs have a major impact on Alumina Limited’s profitability. AWAC’s mining, refining and smelting operations are subject to conditions beyond its control that can delay deliveries or increase costs for varying lengths of time. These conditions include increases in the cost of key inputs (including increases in the cost of raw materials (including caustic soda), labour and freight) and the non-availability of key inputs.

A key risk in the cost of production of alumina and aluminium is the cost of energy. Alumina refineries and aluminium smelters consume substantial amounts of energy in their operations. The costs and profitability of AWAC’s alumina refineries and aluminium smelters can be affected by:

•	significant increases in domestic or world electricity, coal, natural gas and oil prices;

•	unavailability of electrical power or other energy sources due to insufficient supplies; or

•	curtailment of one or more refineries or smelters due to an inability to extend energy contracts upon expiration or to negotiate new arrangements on cost-effective terms.

During 2008, AWAC’s average cost of alumina production increased by US$43 per tonne, principally due to higher energy prices, caustic soda costs and shipping freight rates.

In late 2008 and early 2009 the decline in commodity prices, and the depreciation of the Australian dollar against the US dollar, led to a decline in input costs.

AWAC’s alumina sales are made under medium to long term contracts largely linked to aluminium prices. In 2008, AWAC was not able to offset the effects of higher raw material or energy costs through price increases from increasing the linkage of the alumina price to the aluminium price.

The electricity supply contracts to AWAC’s two smelters expire in 2014 and 2016. The cost of electricity is a substantial individual cost in the production of aluminium. The level of electricity tariffs available after the expiry of these contracts is material to the level of smelter production costs and profitability.

Other events could increase AWAC’s production costs or decrease its production and therefore reduce Alumina’s profitability

In addition to any increase in the cost of AWAC’s key inputs discussed previously, certain events which may be beyond AWAC’s or Alumina’s control can decrease production, delay deliveries or increase costs for varying lengths of time. These include weather and natural disasters, fires or explosions at facilities, unexpected maintenance or technical problems, key equipment failures, disruptions to or other problems with infrastructure, war or terrorist activities and variations in geological conditions. In addition, industrial disruptions, loss of key staff, work stoppages, refurbishments and accidents at operations can result in production losses and delays in the delivery of product, which may adversely affect profitability.

Certain costs are also affected by government imposts and regulations in the countries in which AWAC operates. AWAC’s costs depend upon the efficient design and construction of mining, refining and smelting facilities and competent operation of those facilities.

Alumina’s ability to raise funds and refinance its debt is subject to external factors

Alumina’s ability to refinance its debt on favorable terms as it becomes due or to repay the debt, its ability to raise further finance on favorable terms, and its borrowing costs, will depend upon a number of factors, including AWAC’s operating performance, general economic conditions, political, capital and credit market conditions, external credit ratings and the reputation, performance and financial strength of Alumina’s business.

Debt which has recently been refinanced, or which may be refinanced in the future, may be at higher interest margins than previously.

In addition, if a number of the risks outlined in this section eventuate, including further deterioration in the Australian and global credit markets, or if its operating performance, external credit rating or profitability is negatively impacted as a result of these risks, there is a risk that Alumina may not be able to refinance any expiring debt facilities, the costs of refinancing its debt may increase substantially or it may experience difficulty in redeeming any outstanding Convertible Bonds in May 2011 (assuming holders of the Convertible Bonds elect to exercise the put option available at that time).

KEY INFORMATION

In addition, given that Alumina Limited’s primary assets consist of its interests in AWAC, there is uncertainty concerning Alumina Limited’s status under the Investment Company Act of 1940, as amended (the “Investment Company Act”). As a non-U.S. operating company, its not feasible for Alumina Limited to register as an “investment company” under the Investment Company Act. In addition, Alumina Limited’s uncertain status under the Investment Company act constrains its ability to engage in capital raising transactions and other activities in the U.S. market.

Alumina Limited does not hold a majority interest in AWAC, and decisions made by majority vote may not be in the best interests of Alumina

AWAC’s strategic direction is determined by a five member Strategic Council, consisting of three Alcoa Inc. representatives and two Alumina Limited representatives. An 80 per cent majority is required to approve changes that effect:

•	a change of the scope of AWAC;

•	a change in AWAC’s dividend policy;

•	sale of all or a majority of, the assets of AWAC;

•	equity calls on behalf of AWAC totalling, in any one year, in excess of US$1 billion; and

•	loans to Alcoa Inc., Alumina or their respective affiliates by AWAC entities (including loans between AWAC entities).

AWAC’s decisions are otherwise by majority vote. Alcoa Inc. has a 60 per cent interest in AWAC and has a majority vote. Subject to the application of fiduciary duties, it may occur that AWAC decisions by majority vote are not in the best interests of Alumina Limited.

Alumina Limited’s cash flows depend on the availability of dividends from AWAC

Alumina Limited’s cash flows are generated almost exclusively from distributions made by AWAC, by way of dividend or capital return. AWAC’s joint venture partners determine the timing and magnitude of AWAC dividends and capital returns, subject to the relevant provisions of the AWAC Agreements. Alumina Limited cannot unilaterally determine AWAC’s dividend policy or the quantum or timing of dividends to be paid by AWAC. AWAC must distribute by way of dividends, in each financial year, at least 30 per cent of the net income of the prior year of the entities comprising AWAC, unless the Strategic Council agrees by an 80 per cent majority vote to pay a smaller dividend.

During 2006, the AWAC joint partners entered into the Enterprise Funding Agreement, under which capital expenditure during its five year term is to be funded by the joint venture partners contributing directly to cash calls issued by the relevant AWAC entity. When such cash calls are issued, additional dividends equal to the amount of the cash call will, subject generally to availability of cash and earnings, be paid by AWAC entities to the joint venture partners. The Enterprise Funding Agreement is expected to substantially reduce the risk, during the term of the agreement, of only the minimum 30 per cent dividend being paid during times of AWAC growth capital expenditure.

An increase in the capital costs of AWAC’s growth projects and operations would impact Alumina’s profitability

A significant increase in the capital costs associated with AWAC’s growth projects and operations or delays in commissioning of the projects would impact Alumina’s cashflow and profitability.

Capital costs for development of an alumina refinery and other mineral resource projects have increased substantially in recent years.

If Alumina is unwilling or unable to fund capital calls, its interest in AWAC in some circumstances may be diluted as discussed below.

Regulatory change by governments in response to greenhouse gas emissions may represent an increased cost to AWAC

Energy is a significant input in a number of AWAC’s operations. AWAC uses electricity in its operations and is an emitter of greenhouse gases.

KEY INFORMATION

A number of governments or governmental bodies have introduced or are contemplating regulatory change in response to the potential impacts of climate change. As part of the Australian environmental strategy, the Australian Federal Government set out the details of the proposed Carbon Pollution Reduction Scheme (CPRS) in a White Paper released in December 2008. Exposure draft legislation implementing the CPRS was released in March 2009 for stakeholder comment and the scheme itself has a proposed start date of July 1, 2011.

The White Paper provided that emission intensive trade-exposed (EITE) industries, which would include the aluminium industry, would receive free permits to at least partly cover the additional costs of complying with the CPRS. Under the White Paper, Alcoa of Australia’s smelters would initially qualify for EITE assistance at a rate of ninety four and a half per cent and the refineries would qualify for EITE assistance at a rate of sixty six per cent (based on industry average emissions per tonne of production). It is intended that the availability of free permits would decline over time. As Alcoa of Australia’s smelters have limited energy supply options, the electricity allocation factor proposed in the White Paper for indirect emissions has potential cost impacts which are significant enough to quickly threaten the viability of AWAC’s two Victorian aluminium smelters.

Due to the considerable uncertainty as to the details of the CPRS, the assistance to be provided and its implementation, it is difficult to accurately forecast the financial impact on Alcoa of Australia or Alumina. However, on the basis of the principles in the White Paper, if unchanged, it may have a material impact on Alumina’s underlying earnings.

There is also current and emerging regulation in Australia, such as the mandatory renewable energy target scheme and the proposed expanded scheme that may substantially increase Alcoa of Australia’s energy costs, although the Government has announced that EITE industries would receive assistance or partial exemption from those schemes to mirror the CPRS assistance rates.

The costs associated with AWAC’s obligations under the CPRS may impact Alumina and AWAC’s operations. Data on the carbon dioxide emissions of Alumina are contained in its Sustainability Report (which can be viewed on the Alumina website (www.aluminalimited.com)). In 2007, Alumina’s imputed share of carbon dioxide equivalent emissions from Alcoa of Australia’s operations was approximately 2.07 million tonnes of direct emissions and approximately 3.14 million tonnes of indirect emissions (from producers of electricity which is supplied to Alcoa of Australia).

Other current and emerging legislation (such as existing and potential carbon trading schemes) may also affect energy prices. These regulatory mechanisms may be either voluntary or legislated. Inconsistency of regulations may also change the attractiveness of the locations of some of AWAC’s assets. It is difficult to assess the potential impact of future climate change regulation given the wide scope of potential regulatory change in countries in which Alumina and AWAC operate. For instance, the aluminium industry will likely be included in the European Union emissions trading scheme from 2013. The free allocation of allowances, the extent of the mitigation measures for which AWAC’s San Ciprián refinery smelter might qualify and the treatment of indirect emissions are uncertain. Therefore, it is difficult to estimate the financial impact on AWAC of the European scheme.

The potential physical impacts of climate change on AWAC’s operations are highly uncertain and will be particular to the geographic circumstances. These may include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities and changing temperature levels. These effects may adversely impact the cost, production and financial performance of AWAC’s operations.

Impact of global economic downturn

Both Alumina’s and AWAC’s operating and financial performance is influenced by a variety of general economic and business conditions, including changes to monetary policy, fiscal policy, interest rates, foreign currency exchange rates, tax rates, commodity prices and inflation across the range of countries in which Alumina and AWAC operate.

At present, the global economy is experiencing a range of adverse effects (including a tightening of credit markets and slowing demand) and any further deterioration in economic conditions may decrease the demand for Alumina’s or AWAC’s products which could have an adverse effect on Alumina’s future financial performance and condition. These effects may occur over a short or long period.

In particular, Alumina’s future financial performance and condition may be influenced by the demand for alumina, alumina-based chemicals and aluminium, which is currently supported by the industrialisation and urbanisation of China and other developing countries. A continuing decline in the rate of economic growth of these developing countries or reduction in demand for these products, could adversely affect Alumina’s future financial performance.

KEY INFORMATION

A reduction in demand for AWAC’s products may require a curtailment or closure of production capacity at AWAC’s operations. A curtailment of an operation’s production capacity generally results in an increase in the cost of production per tonne of output and can also result in additional costs, including redundancy costs and continuing contractual purchase commitments for production inputs. Closure or change in ownership of production capacity at AWAC’s operations may result in an impairment loss being incurred in the Income Statement as a result of the carrying value of an asset exceeding its recoverable value.

Some of AWAC’s operations are conducted by joint ventures with external parties. To the extent that AWAC’s joint venturers do not meet their respective share of joint venture financial obligations, AWAC and Alumina may be required to bear a disproportionate share of joint venture obligations, including provision of funding. The deterioration in global economic conditions may also affect the financial position and consequent performance by contractual counterparties of AWAC of obligations owed to AWAC.

Alumina could be adversely affected by changes in the business or financial condition of one or more of a significant supplier, a joint venturer or a significant customer.

Current global financial conditions have been characterised by increased market volatility. Several financial institutions have either gone into bankruptcy or have had to be recapitalised by governmental authorities. Access to financing has been negatively impacted by the global economic downturn. Alumina’s financial risk metrics could also be negatively impacted by the tightening of credit in Australia and globally. These factors may adversely affect Alumina’s ability to obtain financing in the future or the terms of such financing.

Changes to sales agreements could adversely affect Alumina’s results.

AWAC’s revenue from existing sales agreements depends on a variety of factors, such as price adjustments and other contract provisions. The modification or termination of a substantial portion of AWAC’s sales volume could adversely affect its results and financial performance, to the extent that AWAC is unable to renew contracts or find alternate buyers for production at the same level of profitability.

Demand for alumina is driven by aluminium production. The recent global economic downturn has resulted in a decline in demand for aluminium. With increased global inventories of aluminium it is difficult to forecast short to medium term demand for alumina. This could hinder AWAC’s ability to enter into future sales agreements.

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

AWAC has obligations under various laws, licences and permits for the rehabilitation (including remediation and/or restoration) of land used in bauxite mining, alumina refining, aluminium smelting and related activities. AWAC recognises these obligations and provides for Asset Retirement Obligations under US GAAP. Alumina recognises and provides for additional amounts for certain AWAC Asset Retirement Obligations as required by AIFRS.

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

KEY INFORMATION

Uncertainty of development projects and production performance could adversely affect AWAC’s ability to sustain production and profitability levels.

AWAC’s ability to sustain or increase its current level of production, and therefore its (and hence Alumina Limited’s) potential revenues and profits, in the medium to long-term is partly dependent on efficient operation of its facilities, the development of new projects and on the expansion of existing operations. As a result of the prevailing market conditions, AWAC has undertaken a broad range of initiatives to conserve capital, including halting all non-critical capital investment (except for the completion of the Sao Luis refinery expansion and the Juruti bauxite mine in Brazil). No assurance can be given that the planned development and expansion projects will result in the anticipated construction cost being achieved, the entire anticipated additional production or that operation of existing facilities will be at desired rates of production. The economics of any project are based upon, among other factors, estimates of reserves, recovery rates, production rates, capital and operating costs and future commodity prices and exchange rates. There is no assurance that those estimates will be realised, or that actual economic conditions might not cause the profitability of projects to be materially different to that estimated at the time the projects were approved.

Alumina is liable for further capital calls under the AWAC arrangements.

AWAC may make annual capital calls of Alumina and Alcoa Inc. of up to US$1 billion in aggregate following approval by a majority vote of AWAC’s Strategic Council, and of more than US$1 billion in aggregate following approval by a super majority vote of the Strategic Council.

Alumina Limited is required to fund its share of the calls, subject to the provisions of the AWAC Agreements. If Alumina Limited is unable or unwilling to obtain equity or debt funding or has insufficient retained earnings (i.e. cash) to fund its share of capital requirements up to US$1 billion, it may ultimately run the risk of its equity interest in AWAC being diluted. Accordingly, there is a risk that Alumina Limited will be unable to fund a capital call made by AWAC in the future, and that its interest in AWAC could be diluted. To the extent the aggregate annual capital calls that are approved are in excess of US$1 billion and Alumina is unable or unwilling to fund its share of such capital calls, Alumina’s equity interest in AWAC is not diluted. However, Alcoa Inc. will be otherwise compensated in respect of its funding of such annual calls above US$1 billion, possibly by means of a disproportionate allocation of returns associated with the excess contribution by Alcoa Inc.

The US$1 billion threshold in respect of the funding of AWAC’s capital requirements will be increased by the amount of relevant dividends paid in the relevant year with respect to valid calls to the extent they are funded by equity contributions in accordance with the Enterprise Funding Agreement. The US$1 billion threshold above which super majority approval is required is not subject to increase in this way.

In addition to capital calls to fund existing AWAC projects, Alcoa Inc. could sell assets to AWAC or cause AWAC to purchase assets. The purchase of these assets by AWAC may require a proportionate investment from Alumina.

Unavailability of bauxite may reduce AWAC’s profitability.

AWAC’s production of alumina is dependant upon continuing availability of bauxite supply. AWAC obtains bauxite from bauxite resources to which it has access under mining leases and under short term and long term contracts. Other than in Suriname, AWAC’s present sources of bauxite are sufficient to meet the forecasted requirements of its alumina refining operations for the foreseeable future.

With respect to the Paranam refinery in Suriname (55% AWAC interest), at current rates of production it is likely that the supply of bauxite from existing sources in eastern Suriname will be exhausted during the next several years. Other alternative sources of bauxite are being evaluated in eastern Suriname, for potential development over the period 2010 to 2012.

Political and economic risks exist in some of the countries in which AWAC operates.

AWAC operates in a number of countries, some of which have a higher political and economic risk than Australia. Political activities in these countries may be destabilising and disruptive to AWAC’s operations. Risks include those associated with political instability, civil unrest, expropriation, nationalisation, renegotiation or nullification of existing agreements, mining lease and permits and changes in local laws, regulations or policies. The impact of any such disruption could range from a minor increase in operating costs or taxes to a material adverse impact, such as the closure of an operation.

KEY INFORMATION

A reduction in Chinese demand may impact future demand and supply balances and prices

The Chinese market is a significant source of global demand for commodities. A sustained slowdown in China’s economic growth, whether as part of the current economic downturn or otherwise, could have an adverse effect on the global supply and demand for alumina and alumina prices. In addition, China’s investments to increase its self-sufficiency in aluminium and alumina may impact future demand and supply balances and prices.

The future trading price of shares is subject to uncertainty

Investors should be aware that there are risks associated with any share or ADR investment. The value of shares or ADRs may rise above or fall depending on the financial condition and operating performance of Alumina or AWAC. Further, the price at which shares or ADRs trade may be affected by a number of factors unrelated to the financial and operating performance of Alumina or AWAC and over which Alumina and its Directors have no control. These external factors include:

•	economic conditions in Australia and overseas;

•	actual or anticipated variations in Alumina’s or AWAC’s periodic operating results;

•	relative changes in foreign exchange rates;

•	the impact of significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving Alumina, AWAC or their competitors;

•	local and international stock market conditions;

•	changes in government regulations or in fiscal, monetary and regulatory policies (such as environmental and land management, regulation, taxation and interest rates);

•	industrial disputes;

•	geo-political conditions such as acts or threats of terrorism or military conflicts; and

•	volatility of comparable companies’ share prices, including Alcoa Inc.

There is no guarantee of profitability, dividends, return of capital, or the price at which shares or ADRs will trade. No assurances can be given that the shares or ADRs will not be adversely affected by market fluctuations or other factors. The past performance of the shares and ADRs is not necessarily an indication as to future performance as the trading price of shares and ADRs can fluctuate.

AWAC could be required to make additional contributions to its defined benefit pension plans as a result of adverse changes in interest rates and the capital markets

Estimates of liabilities and expenses for pensions and other post-retirement benefits incorporate significant assumptions, including the rate used to discount the future estimated liability, the long term rates of return on plan assets and several assumptions relating to the employee workforce (salary increases, medical costs, retirement age and mortality). AWAC’s results of operations, liquidity or shareholders’ equity in a particular period could be affected by a decline in the rate of return on plan assets, the rates used to discount the future estimated liability or changes in employee workforce assumptions.

Operation of the AWAC Agreements could act as a disincentive to a potential acquirer of Alumina

The AWAC Agreements provide that AWAC is the exclusive vehicle for the pursuit of Alumina’s and Alcoa’s interests in the bauxite, alumina and organic industrial (alumina-based) chemicals businesses included within the scope of AWAC. Neither party may compete, within that scope, with AWAC so long as it maintains an ownership interest in AWAC.

Any acquirer of Alumina would become an ‘affiliate’ of Alumina or Alcoa (as relevant) and trigger the application of the exclusive vehicle provisions contained in the AWAC Agreements in respect of the business and interests of the acquirer. If the acquirer already operates a bauxite, alumina or industrial (alumina-based) chemicals business, the exclusive vehicle provisions would be contravened. Therefore, the exclusive vehicle provisions contained in the AWAC Agreements could act as a disincentive to a potential acquirer or bidder for Alumina.

KEY INFORMATION

The AWAC Agreements are silent on the action that Alumina or Alcoa (as relevant) and the acquirer must take to avoid any contravention. It is possible that the relevant business could be offered to AWAC for purchase, with the value to be agreed. Alternatively, the acquirer might divest itself of the relevant business or undertake some other action consistent with the exclusive vehicle provisions of the AWAC agreements.

Native title in Australia poses risks to the status of some of AWAC’s properties

‘Native title’ describes the rights and interests of Aboriginal and Torres Strait Islander people in land and waters according to their traditional laws and customs that are recognised under Australian law. There are current claimant applications for native title determinations in the Federal Court of Australia over areas that include some of Alcoa of Australia’s operations. Court decisions and various pieces of legislation make it evident that there are complex legal and factual issues affecting existing and future Alcoa of Australia interests. At this stage, we cannot make any assessment of the impact of the recent and pending court cases on AWAC’s operations or the current claimant applications for native title over AWAC’s operations. See Item 8A “Legal Proceedings – Native Title in Australia.

Alumina Limited faces significant competition in the aluminium market

The markets for most aluminium products are highly competitive. AWAC, and hence Alumina Limited’s, competitors include a variety of companies in all major markets. Additionally, aluminium competes with other materials such as steel, plastics, composites and glass. The willingness of customers to accept substitutes for aluminium and other developments by or affecting AWAC’s competitors or customers could adversely affect AWAC, and hence Alumina Limited’s results of operations.

INFORMATION ON THE COMPANY

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Alumina Limited (“Alumina Limited” or “Alumina”) was incorporated in 1970. In 1979 it became the holding company of the WMC Group which commenced operations in 1933. The Company was previously called WMC Limited until it changed its name to “Alumina Limited” in December 2002 as part of the demerger of the WMC Group. The demerger was effected through an Australian court-approved scheme of arrangement and associated capital reduction and dividend distribution.

The Company is listed on the ASX and the NYSE. At December 31, 2008, Alumina had total consolidated assets of A$3.9 billion. Alumina’s income from continuing operations was A$168.0 million in the year ended December 31, 2008 and A$436.4 million in the year ended December 31, 2007.

Alumina Limited, incorporated under the laws of the Commonwealth of Australia, has its registered office and principal executive offices at Level 12, 60 City Road, Southbank, Victoria, 3006, Australia. Its telephone number is +61 3 8699 2600 and facsimile number is +61 3 8699 2699. Enquiries about Alumina’s ADRs should be addressed to its depositary, The Bank of New York Mellon, telephone +1 (212) 815 2293 or facsimile +1 (212) 571 3050, located at 101 Barclay Street, New York, NY 10286.

Following the demerger, Alumina Limited’s primary assets comprised the interests in the AWAC joint venture with Alcoa Inc. AWAC has interests in bauxite mining, alumina refining and two operating aluminium smelters.

The Demerger

On December 11, 2002, Alumina Limited demerged its interest in the Alcoa World Alumina and Chemicals joint venture (“AWAC”) from its nickel, copper/uranium and fertilizer businesses and exploration and development interests. The demerger was effected through an Australian court-approved scheme of arrangement and associated capital reduction and dividend distribution. As a result of the demerger, Alumina Limited held the interest in AWAC, and WMC Resources Ltd, which prior to the demerger was a wholly owned subsidiary of WMC Limited, held the nickel, copper/uranium and fertilizer businesses and exploration and development interests previously held within the WMC Limited group.

INFORMATION ON THE COMPANY

Capital and Investment Expenditures

Since January 1, 2004 the continuing operations of Alumina made the following principal capital and investment expenditures:

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

•	During 2005 and 2006, Alcoa of Australia completed a 657,000 tonnes expansion at the Pinjarra alumina refinery in Western Australia at a cost of US$510 million.

•	During 2007, Alumina Limited contributed A$489.4 million to fund AWAC’s expansion projects in Brazil and Jamaica.

•	During 2008, Alumina Limited contributed a further A$640.3 million to fund AWAC’s expansion projects in Brazil.

•

During the first quarter of 2009, Alumina Limited contributed a further A$148.7 million to fund the AWAC expansion projects in Brazil. Further contributions are expected to be made, mainly during the first half of 2009, to fund the completion of the projects.

AWAC’s Global Interests as at December 31, 2008

*	All Alumina Chemical assets were sold 27 February 2004, except for chemical grade alumina refining at Kwinana, San Ciprian and Point Comfort.

INFORMATION ON THE COMPANY

B.	Business Overview

Alumina’s sole business is participating in the global aluminium industry, which it conducts primarily through bauxite mining and alumina refining, with some minor alumina based chemicals businesses, aluminium smelting and the marketing of those products. All of those business activities are conducted through its 40 per cent investment in AWAC.

Alcoa World Alumina and Chemicals (“AWAC”) was formed on January 1, 1995 by Alumina and Alcoa Inc. (“Alcoa”) combining their respective global bauxite, alumina and alumina-based chemicals businesses and investments and their respective aluminium smelting operations in Australia. AWAC is the world’s largest producer of alumina. Alumina and Alcoa own 40% and 60% respectively of Alcoa of Australia Ltd (“AofA”) and the other AWAC entities.

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

Alumina is entitled to representation in proportion to its ownership interest on the Board of each entity in the AWAC structure, including Alcoa of Australia and Alcoa World Alumina LLC. In addition to the Strategic Council meetings, Alumina’s management and Board visit and review a number of AWAC’s operations each year.

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

There was substantial investment in the AWAC joint venture in 2008 through expansion projects in bauxite mining and alumina refining.

INFORMATION ON THE COMPANY

AWAC’s capital expenditure increased by 24 per cent in 2008 to US$1,531 million from US$1,236 million in 2007), including sustaining capital expenditure of US$312 million compared to US$350 million in 2007. The majority of the expenditure related to construction costs in the growth projects in Brazil at Juruti and Alumar.

Construction advanced on the Alumar refinery expansion project (AWAC share 1.1 million tonnes per annum) and the development of the new Juruti bauxite mine, which is expected to initially supply 2.6 million tonnes per annum of bauxite for AWAC’s share of the Alumar refinery expansion. Both projects are expected to commence commissioning operations during the middle of 2009.

AWAC’s share of the Alumar refinery expansion and development of the new Juruti mine, including the cost of infrastructure to support future capacity expansion, was estimated in July 2008 to be approximately US$3.7 billion. Since that time construction has continued to progress to plan and the projects are expected to be completed within the local currency budgets which were the basis of the July 2008 capital cost estimates. The subsequent weakening of the Brazilian Reais (BRL) against the US dollar has reduced the expected final US Dollar capital cost of the projects. During November 2008 the Company transacted a series of currency options to limit the risk of cost increases should the BRL strengthen during the remaining construction period. As a result of these developments, Alumina Limited’s share of the capital cost of the projects is expected to be below US$1.4 billion.

The initial 2.6 million mtpy project at Juruti includes the cost of infrastructure investment to support future capacity expansions and is an important part of AWAC’s strategy to own and operate high quality bauxite mining operations close to its refineries.

Preliminary engineering for the development of an expansion of the Wagerup refinery in Western Australia, by approximately 2 million tonnes per annum, continued until October 2008 when AWAC advised that further work on the potential expansion was suspended, until market conditions improve.

Sustaining capital expenditure included investments in refinery residue disposal area development in Western Australia and Jamaica, extension of bauxite mining operations in Jamaica, and carbon anode baking facilities at the Portland smelter in Australia.

In the year ended December 31, 2008, AWAC’s alumina production was 14.4 million tonnes, slightly higher than in 2007 (14.3 million tonnes). The Pinjarra refinery established a new production level at a rate of 4.2mtpy in the fourth quarter of 2008, and Wagerup, Sao Luis and Suralco refineries also established annual production records. 2008 aluminium production was 388 thousand tonnes compared to 387 thousand tonnes in 2007.

The alumina production capacity of AWAC at December 31, 2008 was approximately 15 million tonnes per annum, comprised of Australian operations – 8.9 million tonnes; USA – 2.3 million tonnes; Spain – 1.5 million tonnes; Suriname – 1.2 million tonnes; Jamaica – 0.8 million tonnes; and Brazil – 0.3 million tonnes.

INFORMATION ON THE COMPANY

ALCOA WORLD ALUMINA AND CHEMICALS - SELECTED FINANCIAL DATA

(Total of AWAC Entities - Figures reflect 100% of AWAC) (2)

	Year Ended December 31, 2008(1) (3)	Year Ended December 31, 2007(1) (3)	Year Ended December 31, 2006(1) (3)	Year Ended December 31, 2005(3)	Year Ended December 31, 2004(3)
	(A$ million)
Financial Results
Net Sales Revenue	7,390.7	6,911.7	7,542.3	5,899.8	5,203.0
Depreciation and Amortization	345.9	330.8	287.1	258.0	252.1
Profit before Tax	1,200.1	1,681.8	2,203.1	1,257.0	1,203.3
Profit after Tax	693.5	1,135.6	1,489.2	845.2	799.0

	As at December 31, 2008(1) (4)	As at December 31, 2007(1) (4)	As at December 31, 2006(1) (4)	As at December 31, 2005(4)	As at December 31, 2004(4)
	(A$ million)
Balance Sheet Summary
Current Assets	2,256.5	1,600.8	1,993.0	2,012.0	1,499.8
Current Liabilities	2,160.5	1,563.1	1,821.5	1,708.5	1,197.4
Total Assets	11,873.0	8,525.6	7,714.9	6,976.6	5,601.9
Net Assets	8,626.1	6,173.5	5,108.7	4,432.0	3,613.1

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Production
Alumina (thousands of tonnes)	14,453	14,262	14,257	13,742	13,617
Aluminium (thousands of tonnes)	388.4	387.4	377.4	377.3	385.7

(1)	Based upon audited financial statements prepared in accordance with US GAAP which are included as part of the Financial Report.
(2)	Alumina Limited owns 40% of AWAC.
(3)	The AWAC financial results are in US$ and have been translated at an exchange rate of A$1.00=US$0.8537 at December 31, 2008, A$1.00=US$0.8395 at December 31, 2007, A$1.00=US$0.7535 at December 31, 2006, A$1.00=US$0.7627 at December 31, 2005, and A$1.00=US$0.7365 at December 31, 2004.
(4)	The AWAC balance sheets are in US$ and have been translated at an exchange rate of A$1.00=US$0.6983 at December 31, 2008, A$1.00=US$0.8776 at December 31, 2007, A$1.00=US$0.7884 at December 31, 2006, A$1.00=US$0.7342 at December 31, 2005, and A$1.00=US$0.7840 at December 31, 2004.

INFORMATION ON THE COMPANY

AWAC Exploration and Mining Properties

AWAC’s present sources of bauxite, other than in Suriname, are sufficient to meet the forecasted requirements of AWAC’s alumina refining operations for the foreseeable future. The following table provides information on AWAC’s bauxite interests:

AWAC Active Bauxite Interests1

Country	Project	Mining Rights (% entitlement)	Expiration date of mining rights
Australia	Darling Ranges Mines	Alcoa of Australia (AofA)[2] (100%)	2045

Brazil	Trombetas	Mineracao Rio do Norte S.A (MRN)[3] (100%)	2046[4]

Guinea	Boke	Compagnie des Bauxite de Guinee (CBG)[5] (100%)	2038[6]

Jamaica	Clarendon / Manchester Plateau	Alcoa Minerals of Jamaica LLC[7](55%) Clarendon Aluminia Production Ltd[8] (45%)	2042

Suriname	Caramacca	BHP Billiton (45%) Suriname Aluminum Company, LLC (Suralco)[7] 55%)	2012[9]

Suriname	Coermotibo	BHP Billiton (45%) Suralco (55%)	2033[9]

Suriname	Kaimangrasi	BHP Billiton (45%) Suralco (55%)	2033[9]

Suriname	Klaverblad	BHP Billiton (45%) Suralco (55%)	2033[9]

[1]

AWAC also has interests at the following locations that do not currently produce bauxite: Cape Bougainville and Mitchell Plateau in Australia and Juruti in Brazil (currently scheduled for completion in mid 2009 and expected to initially produce 2.6 million year mtpy) as well as Brownsberg,Coermotibo DS, Lely Mountains and Nassau, all in eastern Suriname.

[2]	AofA is part of the AWAC group of companies and is owned 40% by Alumina Limited and 60% by Alcoa Inc.
[3]

Aluminio holds an 8.125% interest, Alcoa World Alumina Brasil Ltda. (formerly Abalco S.A., which merged with Alcoa World Alumina Brasil Ltda. in December 2008) (AWA Brasil) holds a 4.375% interest and Alcoa World Alumina LLC (AWA LLC) holds a 5% interest in MRN. AWA Brasil and AWA LLC are both part of the AWAC group of companies and are owned 40% by Alumina Limited and 60% by Alcoa Inc. MRN is jointly owned with affiliates of Rio Tinto Alcan Inc. (formerly Alcan Inc.), Companhia Brasileira de Aluminio, Companhia Val do Rio Doce, BHP Billiton Plc (BHP Billiton) and Norsk Hydro. Aluminio, AWA Brasil, and AWA LLC purchase bauxite from MRN under long-term supply contracts.

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
[9]

In addition to the other named Suriname interests, Lelydorp was an active site until the mine was exhausted and closed in February 2007. While mining rights at Caramacca extend until 2012, and rights at the remaining Suriname locations extend until 2033, it is likely that all Suriname bauxite resources will also be exhausted within the next several years. Alcoa is evaluating alternative sources of bauxite including resources from Suralco’s concession in eastern Suriname, such as the Nassau plateau.

AWAC does not designate bauxite deposits as reserves. AWAC’s bauxite deposits are large resource areas with mining rights that expire in almost all cases more than 30 years from today. Furthermore, bauxite is found close to the earth’s surface and does not require extensive processing to supply alumina refineries. Given the nature of how bauxite exists, the large size of AWAC’s bauxite resources, and the length of AWAC’s mining rights, it is uneconomic for AWAC to incur significant costs to establish bauxite reserves that reflect the size of the bauxite resources it has, and AWAC has determined that this would be an unnecessary expense.

INFORMATION ON THE COMPANY

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

The primary cash cost in the refining process, after the cost of bauxite itself, is the energy required to generate process steam. Bauxite of gibbsitic chemical composition requires substantially less energy to refine than does diasporic bauxite (which requires higher temperature and pressure in the digestion system, with the resulting energy consumption being two to three times greater). Energy for the refining process can be sourced from natural gas, fuel oil or coal, and the local availability and price of such energy supplies influences the relative economic attractiveness of a particular bauxite deposit.

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

INFORMATION ON THE COMPANY

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

M.L. 1sa Darling Range Western Australia Special Agreement (bauxite only) Mining Lease

M.L. 1sa is approximately 7,000 square kilometres with the Darling scarp being its western margin, extending from the capital city of Perth south to the town of Collie. Alcoa of Australia has exclusive rights to explore for and mine bauxite on the lease. Lease renewal will occur in 2045. State Government approval of annual Five Year Mine Plans and forest clearing boundaries, plus meeting established rehabilitation standards, are conditions for ongoing mining operations. Darling Range bauxite deposits conform to global classification of lateritic plateau type. They are residual near surface in nature, gibbsitic and derived from Archean granites, gneisses and Precambrian dolerite intrusives. By world standards, these deposits have low available alumina content. Reactive silica levels are also low. Currently, Alcoa of Australia has two operating mines (Huntly and Willowdale) on the lease, supplying three refineries (Kwinana, Pinjarra and Wagerup). The annual mining rate is currently 32.4 million metric tonnes of bauxite. Annual alumina production is 8.8 million tonnes. Approximately 75% of the lease has been explored by drilling. Annually, about 50,000 drill holes are programmed for reserve/resource definition. The infrastructure on the property consist of buildings for administration and services, mobile and fixed plant workshops, power, fuel and water supply amenities. Equipment located on the property consists of mining production fleet of heavy equipment, mobile and fixed plant maintenance equipment, crushers and conveyors. The source of power is electrical from the refinery with diesel trucked in. Water is sourced from an owned dam with back-up from state government water supply dams when required. Operating expenditure amounted to US$236.4 million and capital expenditure of US$13.8 million for 2008. About US$196.8 million cumulatively has been spent on exploration and development to date.

Brazil

Juruti Regional Exploration Area – Bauxite Exploration

Located in the Para and Amazonas. The nearest town is Juruti in the state of Para and Nhamunda in Amazonas. Access in Para is by rural roads. In Amazonas access is by boat. Total of all exploration properties is 340,000 hectares. The surface is mainly owned by the Government of Brazil. AWAC has been granted exploration rights to 16 areas in the state of Para and 20 areas in the state of Amazonas. As a condition to maintain rights, periodic reporting of exploration results and activities is made to DNPM, the federal mining agency. The bauxite was developed during the Tertiary (Eocene-Oligocene) from intense tropical weathering of Cretaceous fine to medium grain feldspathic sandstones of the Alto do Chao Formation within the Barreiras Series. The weathered profile is from top to bottom: 1. Belterra sandy clay; 2. Nodular Bauxite (not considered ore, even though it may show good grades of A1203 av); 3. High iron laterite; 4. Bauxite, massive to friable to sugary in texture (this is the main ore zone); 5. Variegated clay. The contacts of all horizons are transitional. The current status is exploration drilling activities for the discovery and evaluation of bauxite. Exploration drillings on various grid spacings have been accomplished to allow for the discovery and evaluation of bauxite resources with work currently continuing. No permanent infrastructure or facilities have been established. Temporary exploration camps are in use. Equipment consists of exploration drills when drilling is in progress. No equipment is permanently located on these properties. Source of power is derived from small portable generators used for the exploration camps. Water is available locally from streams. Approximately US$17 million has been spent in this region over the last 3 years (2006-2008).

INFORMATION ON THE COMPANY

Juruti – Capiranga, Guarana, Mauari – Open Pit Mine Development

Located in the state of Para, with Juruti as the nearest town. Accesses by boat from the Amazon River through Lago Grande do Juruti. There is also a recently paved road access from Juruti town. The size is approximately 30,000 hectares covering 3 leases. The surface is mainly owned by the Government of Brazil, with some small private holdings. AWAC also owns a small area for infrastructure near the port. AWAC has been granted the right by the Brazilian Government to develop a mine and auxiliary facilities. This right is conferred in the concessions nr. 370, 371 and 372 / 2006, granted by Brazilian Mining and Energy Ministry and published in the Brazilian National Government Official Press in October 18, 2006. A condition of maintaining rights is to continue to develop to an operating mine. The general geology of the area is similar to the Juruti Exploration Area. Current status is mine development work. The mine is being developed in conjunction with a beneficiation plant. Exploration on these 3 plateaus is completed with sufficient information to define proven ore for the mine. Infrastructure on the property consists of a box cut, exposing bauxite for mining after startup of the mine; a beneficiation plant consisting of bauxite stockpiles and mineral processing equipment; diesel power plant; rail loading structure; and associated administrative facilities and staff amenities. A new railroad now links the beneficiation site to a new port at Juruti. Water is available from Lago Grande do Juruti. Exploration costs to December 31, 2008 are of the order of US$30 million over a period of 26 years. The new mine and infrastructure is currently estimated to cost approximately US$1.6 billion.

Jamaica

SEPL535 – East Trelawny; Exploration Property

Located in the Parish of Trelawny and St. Ann, with Jackson Town the closest town located in the north central part of the SEPL (Special Exclusive Prospecting Lease) near the northern border. Road access is available using Routes B5, B10 and B11. The size is approximately 31,400 hectares. Surface rights of individual parcels within SEPL535 are owned by private parties and the Government of Jamaica. SEPL535 was granted by the Jamaica Government to Jamalco to carry out exploration for bauxite throughout the licensed area. The Company has exclusive right to petition for a license to mine the bauxite. Jamalco must submit periodic reports to the JBI. The white limestone formation of Eocene to Miocene age is the major geologic unit within the SEPL. This formation is strongly karstified. The bauxite occurs as earthy red, brown and yellowish-brown residual material within limestone depressions. SEPL535 is currently being explored for bauxite. Scout drilling for bauxite is in progress. Approximately 37% of the SEPL has been explored on scout-reconnaissance basis. Approximately US$3 million has been spent over the last 4 years (2005-2008) in exploration costs along with North Manchester. Jamalco’s SEPL has not been renewed as the area is faced with environmental and cultural (indigenous peoples) issues around the boundaries of the environmentally sensitive “Cockpit Country”. Timing for resolution is not known at this time.

SML130 – South Manchester – Harmons Valley; Open Pit Mine Property

Located in the Parish of Manchester with Porus the closest town to the Harmons Valley Mining facilities, and Pusey Hill as the closest town to the South Manchester plateau. Access is by road on a Government public road. The size is approximately 10,761 hectares. Surface rights of individual parcels within SML 130 (Special Mining Lease) are owned by private parties and the Government of Jamaica. The Company has the exclusive right to petition for a SML in order to mine the bauxite. Jamalco must submit periodic reports to the Jamaican Bauxite Institute (JBI). The general geology is more or less the same as SEPL535 (see above). SML 130 Harmons Valley is currently an active mining area. All exploration work is completed for both the Harmons Valley and the Plateau. Mine control drilling for grade control is presently being undertaken in both areas. Infrastructure on the Harmons property consists of offices, train loading station and a workshop. Equipment consists of excavators, dozers, loaders, scrapers and graders. New plateau facilities have been constructed and were brought into operation early in 2008, including a loading station to transport Bauxite via a Rope Conveyor Belt to St. Jago loading station. This bauxite transportation system has an installed capacity of 1200t/hr. Source of power is from the Jamaica Public Service System, which is the national provider. Water is sourced from the Mid Clarendon National Irrigation Commission. Total capital expenditure incurred for South Manchester mine development was US$60 million.

INFORMATION ON THE COMPANY

SEPL530 – North Manchester; Exploration Property and Mine Development

Located in the Parish of Manchester with Christiana the closest town located just east of the eastern border of SEPL530 (Special Exclusive Prospecting Lease). SEPL 530 is accessible by road Rt. B5 through Caines Shop and Rt. B6 through Mile Gully and Skull Pt. The size is approximately 7,400 hectares. Surface rights of individual parcels within SEPL 530 are owned by private parties and the Government of Jamaica. SEPL 530 was granted by the Jamaica Government to Jamalco and permits exploration for bauxite throughout the licensed area. The Company has the exclusive right to petition for a SML in order to mine the bauxite. Jamalco must submit periodic reports to the JBI. The general geology is similar to SEPL535 (see above). SEPL 530 is currently being explored for bauxite. Individual potential bauxite ore bodies are being auger drilled on 30m spacing. Laboratory analysis indicates that North Manchester bauxite cannot be processed efficiently by itself due to the poor settling characteristics of the digested residue, and its high phosphate content.

Some mine development activities were completed in 2006-2008 with the aim of commencing mining operations subject to the results of processing lab testing and industrial scale test. Lab tests and refinery trials undertaken during 2008 have established the feasibility of processing the North Manchester bauxite, blending with bauxites from other mines. Approximately 74% of the property has been explored. The source of power will tie into the regional grid. Source of water is the local lakes and wells. To date about US$19 million has been spent on mine development activities.

Suriname

Nassau Mountains; Mining Property

Located in Eastern Suriname, District of Sipaliwini, with Langatabiki the nearest town. The size is approximately 8,200 hectares. The surface is owned by the Government of Suriname. Exploration rights are maintained by Suralco. A condition of maintaining rights is for the development of a mine in the short term, included in the so called Eastern Sequence Mine Development. The Nassau area belongs to formations of the “Marowijne Group” which comprises of the Paramacca Formation, the Armina Formation and the Rosebel Formation in this sequence from older to younger. Nassau is a plateaux or table mountain, and is dissected by the major creeks in four separate plateaux. The Nassau Mountains proper consists of rocks of the Paramacca Formation only. The Plateaux A, B and C are primarily low metamorphosed basalt with some intercalations of coarse grained quartz-gabbros, some acid extrusives and very minor intercalations of quartzites. In plateau D more intercallations of acid extrusives and metamorphosed sedimentary rocks such as schists and graywackes occur. This corresponds with the reconstructed (old) paleo Eocene pediplain on which probably all bauxite deposits of east Suriname were developed. The laterite capping protected the Nassau area against rapid erosion; after uplift and subsequent erosion and denudation of the surrounding are the plateaus now rise from 500-570 meters above sea level. In areas around Nassau and especially on the west and south slopes of the plateau, gold occurs and is worked by porknockers. There are no exploration activities at present. Deposit has been under review for development by the Mining Joint Venture Suralco/BHP Billiton. Exploration work on a grid of 200 ft x 400 ft completed with over 4200 holes drilled. A number of additional exploration holes have also been drilled recently. Infrastructure on the property at present is a reconnaissance laterite capped road over the length of the deposit with a tertiary road connecting the Nassau Hill with existing North-South secondary road. No equipment or power is located on the property. Sources of water are the creeks over the plateaus. Decision to develop this mining project was taken at the end of 2008. During 2008 only desk-top project consolidation activities were performed (no field work). A pre-feasibility study for the development of the Nassau deposit is in progress.

Bakhuis Mountains; Prospective Mining Property

Located in Western Suriname, District of Sipaliwini, with Apoera the nearest town. Access is by the Nickerie River followed by a laterite capped road of about 70 km, or via a 250 km laterite capped road from the capital Paramaribo, through Suriname. The Bakhuis horst extends over 125 km in a NNE-SSW direction over a width of 35 km (437,500 ha). The surface is owned by the Government of Suriname. Indigenous communities have asserted traditional ownership rights. The exploration license has elapsed and negotiations to obtain an exploitation license ceased with the exit of the Joint venture partner BHP Billiton out of Suriname. A condition of maintaining rights is for the development of an integrated bauxite industry in west Suriname. The Bakhuis area consists

INFORMATION ON THE COMPANY

of closely spaced hills up to 480 m in elevation. The geomorphology is characterized by a top plateau at 400 m with two to three lower levels, at altitudes ranging from 360 m down to about 250-220 m, marked with steep escarpments of ferruginous laterite. Bauxite occurrences at Bakhuis are controlled to a large degree by the composition of the bedrock. Hence, bauxite occurs as it follows parent rocks with suitable composition on plateaus or slopes, almost irrespective of geomorphology and elevation. These rocks, which form the Bakhuis horst, extend over 125 km in a NNE-SSW direction over a width of 35 km. Suitable rock types are medium grained leucogabbros, norites and banded granulites of the charnockite suite. Banded granulites have varying compositions, the most common being noritic and enderbitic granulites. The peneplanation surfaces are frequently capped with laterite and bauxite, while slopes display occasional outcrops of parent rock. Most of the bauxite occurs at levels ranging from 250 m to 450 m. High level bauxite, over 300 m elevation, is relatively low grade owing to the presence of hard caps, while bauxite at lower elevation, which is younger and located predominantly in slopes, is richer in alumina and reactive silica. Bauxite in lower levels provides lesser tonnages than that of higher levels and offers less potential for increasing the amounts. Estimated cost of development of the mine is unclear, due to issues related to conditions under which the Government will grant the requested exploitation license, but order of magnitude cost including transport infrastructure will be in excess of US$800 million.

Kaimangrassie; Mining Property

Located in the District of Para, with La Vigilantia the nearest town. Access is by the highway which is asphalt-paved, then by haul road developed by the mine. The size is approximately 360 hectares. The surface is owned by the Government of Suriname. Current concession rights for the exploitation of the bauxite occurrence maintained by Suralco. A condition of maintaining rights is the mining of the entire bauxite occurrence. The bauxite deposits result from the weathering of basement rocks and alluvium/colluvium derived from the basement. The bauxite layer averages 5 m in thickness. While the upper part of the ore bed is generally ferruginous, red-brown in color, compact and requires blasting, the lower part is predominantly grey in color, porous and softer. The top of ore is overlain by a thin transition zone, less than 50 cm, of hard clays or sand resting on a ferruginous hardcap, which in general is easily identifiable. The bauxite floor consists of semi-indurated box-work bauxite or banded bauxite resting directly on basal clays. The bauxite contains gibbsite, haematite, goethite, kaolinite and quartz. Minor impurities include anatase, sulphide in the form of marcasite and organics, reported respectively as TiO2, Corg and SO3. Klaverblad and Kaaiman Grassie are somewhat higher in Fe2O3 and lower in RSiO2 , 7.3 – 9.8% and 3.2 – 3.8% respectively. Overburden thickness averages 16 m in Klaverbald and 4 m only in Kaaimangrassie. Current status is that of an active mine since 2006, under management of the joint venture partner, BHP Billiton. Exploration was completed on a grid of 200 feet by 200 feet. Supplemental quality control drilling was also conducted. Current infrastructure on the property consists of mine haul roads, service roads, stockpile areas, shop, stores and office facilities. Most facilities are shared with the Klaverblad mine. Equipment located on the property consists of loading equipment including hydraulic excavators, wheel loaders, track type tractors, light trucks, equipment servicing vehicles, lowboys, equipment maintenance shops, store buildings and offices. Diesel generators are the source of power with portable water in water tanks as the source of water. Total investment costs incurred on this property to date combined with Klaverblad were approximately US$190 million.

Klaverblad; Mining Property

Located in the District of Para, with La Vigilantia the nearest town. Access is by the highway which is asphalt paved. The size is approximately 190 hectares. The surface is owned by the Government of Suriname. Current concession rights for the exploitation of the bauxite occurrence maintained by Suralco. A condition of maintaining rights is for the mining of the entire bauxite occurrence. The general geology of the area is similar to Kaimangrassie. Current status is that of an active mine as of April 2007 under management by the joint venture partner, BHP Billiton. Exploration was completed on a grid of 200 feet x 200 feet. Supplemental quality control drilling was also conducted. Current infrastructure on the property consists of mine haul roads, service roads, stockpile areas, shop, stores and office facilities. Most facilities are shared with the Kaimangrassie mine. Equipment located on the property consists of loading equipment including hydraulic excavators, wheel loaders, track-type tractors, light trucks, equipment servicing vehicles, lowboys, equipment maintenance shops, store buildings and offices. Diesel generators are the source of power with portable water in water tanks as the source of water. Total costs incurred on this property combined with Kaimangrasi are roughly US$190 million.

INFORMATION ON THE COMPANY

Lely Hills, Lely Bauxite Deposit; Exploration/Mining Property

Located in the District of Sipaliwini with the nearest town being Marroon Villages. Access is by boat over the Marowijne/Tapanahony and further on foot. The size is approximately 7,250 hectares. The surface is owned by the Government of Suriname. Current concession rights for the exploration/exploitation of the bauxite occurrence maintained by Suralco. A condition of maintaining rights is for the development of the bauxite occurrence, included in the Eastern Sequence, in the short term. The general geology of the area is similar to the Nassau Mountains. There are no current activities on the property. Exploration work completed to date has been 663 exploration holes drilled on several plateaus of the Lely Mountains in the early 1970’s. No work has been done since then. There is no infrastructure, equipment or power located on the property. The source of water is from creeks over several plateaus of the Lely Mountains. Follow-up concept level study has concluded in 2006 that the deposits are not economically feasible.

Lelydorp 3; Mining Property

Located in the District of Para, with Lelydorp; La Vigilantia is the nearest town. Access is by the highway, which is asphalt-paved. The size is approximately 1,000 hectares. The surface is owned by the Government of Suriname. Current concession rights are for the exploitation of the bauxite occurrence. A condition of maintaining rights is the mining of the entire bauxite occurrence. The bauxite deposits result from the weathering of basement rocks and alluvium/colluvium derived from the basement. The bauxite is buried under 20 m to 50 m of post-Eocene sediments as a result of the basement downwarp along a line roughly parallel to the present shoreline. The overburden consists of soft clays overlying hard clays with sand intercalations. The bauxite layer averages 5 m in thickness. While the upper part of the ore bed is generally ferruginous, red-brown in color, compact and requires blasting, the lower part is predominantly grey in color, porous and softer. The top of ore is overlain by a thin transition zone, less than 50 cm, of hard clays or sand resting on a ferruginous hardcap, which in general is easily identifiable. In Lelydorp III, however, the top of the ore is more difficult to discern because of a widespread resilication of the upper part of the bauxite profile. The bauxite floor consists of semi-indurated box-work bauxite or banded bauxite resting directly on basal clays. The bauxite contains gibbsite, haematite, goethite, kaolinite and quartz. Minor impurities include anatase, sulphide in the form of marcasite and organics, reported respectively as TiO2, Corg and S O 3. Current status is that of an inactive mine which is being managed by the joint venture partner, BHP Billiton Infrastructure on the property consists of mine haul roads, service roads, stockpile areas, shop, stores, and office facilities.

Mining activities were stopped in February 2007 due to the depletion of the bauxite reserves. The mine is in closure process.

Moengo Bauxite Deposits, Marowijne Concession Area; Mining Property

Located in Eastern Suriname, in the District of Marowijne, with Moengo the nearest town. Access is on the major east-west road along the coast. The size is approximately 32,000 hectares. The surface is owned by the Government of Suriname. Current concession rights are for the exploitation of the bauxite occurrence maintained by Suralco. A condition of maintaining rights is the continuing mining of all deposits up to depletion. The typical profile of the bauxite occurrences in the Marowijne bauxite concession area consists of the following layers: cover layer, duricrust, bauxite, a transition zone and saprolite. The thin cover layer has an upper humic and a lower iron-rich concretionary part. The layer is generally about 0.3 m thick, but in the valleys incising the bauxite deposits it may reach thickness up to 3 m. The duricrust has an average thickness of 0.5 to 2 m, is very hard and massive and has reddish to brownish colour. The bauxite proper occurs underneath this and is up to 14 m thick, averaging about 4 m. It can be divided into upper, massive and compact bauxite with concretionary structure and a lower, more friable and less compact bauxite with layered, cellular and concretionary structures. The transition zone to saprolite is rather irregular and appears to be a lensoid feature with variable thickness, extent and chemical characteristics. In this bauxite area the parent rocks cannot be found as they are completely altered to bauxite.

The bauxite contains gibbsite, hematite, goethite, kaolinite and quartz. Minor impurities include anatase and organics. Current status is that of bauxite mining under management by the joint venture partner, BHP Billiton. All exploration work is completed. Some drilling of the remnant areas is taking place to determine the amount of remnant ore available to be mined. The mine is nearing its end

INFORMATION ON THE COMPANY

of life. Infrastructure on the property consists of more than 30 km of haul roads, service roads and, stockpile areas; and a crusher plant, including shop and office. Equipment located on the property includes off the road haul trucks, 100-ton, loading equipment, including hydraulic excavators, wheel loaders, track-type tractors, light trucks, equipment servicing vehicles, lowboys, crusher, and a powerhouse. Source of power is via three 600KW diesel generators and water is sourced from a water plant producing portable water from a nearby river. The mine is nearing its end of life and could be depleted by 2010.

Brownsberg: Mining property

Brownsberg is located 100 km South of the Paranam refinery and 25 km West of the Afobaka dam using an unpaved road. Exploration rights belong to Suralco. The Brownsberg includes two plateaus standing 400 m above sea level. Bauxite occurs in a geological setting similar to that of Nassau and globally presents the same characteristics. The deposits are within a forest reserve, which restricts the use of the resources. Initial reconnaissance took place in 1914, but only in 1968-69 Suralco undertook systematic drilling with 4” Parmanco auger drills. A total of 1408 holes were drilled at 200 feet x 200 feet intervals. Suralco performed check drilling in 2002 and 2003. There is no infrastructure, equipment or power located on the property. No exploration or mining development is currently planned for this property.

Caramacca: Mining property

The Caramacca deposit is located approximately 7 km east from Kaimangrasi and 33 km by road to the refinery. Mining rights belong to Suralco. The bauxite deposit is approximately 5m thick and overlain by a 3 to 15m thick overburden with very low to medium strength clays and sands. The Caramacca area has been investigated as far back as 1959 as a potential source of bauxite feed for the Paranam refinery. Several drilling campaigns have been carried on and most recently in 2006 infill core drilling lead to the definition of proven reserves of about 3 millions tonnes. Equipments used for mining will include four 30 tons haul trucks and excavators. Mine Site facilities will consist of mine offices, a lunchroom and washroom facility at the mine site. The mine includes a haul road to link this mine to the Kaimangrasi-Paranam main haul road and a open pit to mine the bauxite. Delivery of bauxite started in mid 2008.

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

INFORMATION ON THE COMPANY

AWAC OPERATIONS

i)	Smelter-Grade Alumina and Primary Aluminium

Australia

In Australia, AWAC partners own 100% of Alcoa of Australia which operates integrated aluminium facilities, including mining, refining and smelting facilities. In 2008, the Australian operations produced 8.8 million tonnes of alumina (2007: 8.6 million tonnes) and 388 thousand tonnes of aluminium (2007: 387 thousand tonnes).

Alumina produced in Australia by AWAC is shipped either to its smelters at Point Henry and Portland in Victoria, Australia or to overseas AWAC customers, principally in South Africa, the Middle East, South East Asia, Russia, China, South America and North America. Bauxite is sourced from its 100% owned Huntly and Willowdale bauxite mines, each located in the Darling Ranges south of Perth, which supply AWAC’s three alumina refineries in Western Australia. The Pinjarra, Wagerup and Kwinana refineries have capacities of 4.2 million tonnes, 2.6 million tonnes and 2.2 million tonnes, respectively. Bauxite is transported from the mines by overland conveyor to the Pinjarra and Wagerup refineries and by rail to the refinery at Kwinana.

In September 2006, Alcoa received environmental approval from the Government of Western Australia for expansion of the Wagerup alumina refinery to a maximum capacity of 4.7 million mtpy, a potential capacity increase of over 2 million mtpy. This approval included environmental conditions that must be satisfied before Alcoa can seek construction approval for the project. In November 2008, Alcoa announced it had suspended work on the proposed expansion of the Wagerup Refinery until market conditions improved. The decision had been taken due to market softness resulting from the global financial crisis.

A storage and loading facility at the port of Bunbury, near Wagerup, handles the majority of shipping for the Pinjarra and Wagerup refineries. Some Pinjarra production is also shipped through the port facility at Kwinana, south of Perth.

The rights to operate bauxite mining and alumina refining operations in Western Australia are provided under agreements with the State Government of Western Australia. The mining leases granted by the Western Australian Government expire in 2045.

Alcoa of Australia’s present sources of bauxite are sufficient to meet the expected requirements of its alumina refining operations for the foreseeable future, based on current production rates and refining capacity.

The bauxite from the Darling Ranges, while relatively low in alumina, is also low in reactive silica. This results in low consumption of caustic soda which in turn contributes to low costs of production.

Alumina refining is energy intensive and AWAC’s refineries in Australia use natural gas as their energy source. The natural gas requirements of the refineries are supplied primarily under a contract with parties comprising the North West Shelf Gas Joint Venture. The initial contract was scheduled to expire in 2005 and imposed minimum purchase requirements. In December 1997, these arrangements were extended through a renegotiation of the initial contract and the signing of a new contract running through to 2020. The tariff applicable under the agreement has both a base component, which reflects the cost of power generation and transmission, and a flexible or adjustable component, which provides for adjustments to the base tariff rate based on the LME price for aluminium. The agreement provides a discount for interruption and a demand charge equal to about two thirds of the total tariff which may be payable whether or not energy is taken.

AWAC has several other shorter term gas contracts to supplement its principal gas supply contract, including a contract with the East Spar Joint Venture for supply of gas through the Varanus Island hub. This supply was disrupted in June 2008 as a result of a fire on Varanus Island, resulting in the total loss of supply from that source for approximately 2 months, and restricted supply for the remainder of 2008. During this period of disruption, Alcoa of Australia obtained additional gas supplies, and supplies of diesel fuel, to enable production to be largely maintained, albeit at increased cost. Some of those additional costs have been, or will be, recovered under applicable insurance policies, subject to commercial deductibles in each case.

INFORMATION ON THE COMPANY

AWAC is a 20% participant in the consortium that in 2004 acquired the Dampier to Bunbury Natural Gas Pipeline (DBNGP). Extending almost 1,600 km from Western Australia’s North-West gas fields down to the state’s south-west, the DBNGP is one of the longest and largest natural gas pipelines in Australia. The pipeline has been expanded twice since acquisition and a further expansion is presently under consideration.

AWAC produces primary aluminium in Victoria, Australia. The aluminium assets include an aluminium smelter at Point Henry, near Geelong, and a 55% controlling interest in an aluminium smelter at Portland, approximately 240 kilometres west of Geelong. AWAC’s interest in the Portland smelter increased from 45% to 55% in 2000 following the acquisition of Eastern Aluminium’s 10% interest. The Portland smelter has an annual production capacity of 358,000 tonnes of aluminium and Point Henry has an annual capacity of 185,000 tonnes.

In April 2009, it was announced that the smelting operations at Portland will be curtailed by 15% of production by July 2009 resulting from the economic downturn and softened market demand. This curtailment reduces normal production by 53,000 tonnes to 305,000 tonnes per annum.

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

In October 2008 AWAC announced that production at Point Comfort would be reduced by approximately 25% in response to growing global stockpiles of aluminium, and due to reduced demand. A further reduction was announced in January 2009, bringing total curtailment to approximately 1.5 million tonnes per annum.

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

INFORMATION ON THE COMPANY

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

Other Guinea Interests

In November 2005, Alcoa World alumina LLC (AWA LLC) and Alcan (“now Rio Tinto Alcan Inc.”) signed a Basic Agreement with the Government of Guinea that sets forth the framework for development of a 1.5 million mtpy alumina refinery in Guinea. In 2006, the Basic Agreement was approved by the Guinean National Assembly and was promulgated into law. The Basic Agreement was set to expire in November 2008 but has been extended to 2010. Pre-feasibility studies were completed in 2008. Further project activities may be considered in 2009, but execution is dependant upon global economic conditions and conditions within Guinea.

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

The Suralco refinery’s current sources of bauxite, and additional bauxite supply from two successor mines, Kaimangrasie and Klaverblad in Eastern Suriname will be exhausted within the next several years. AWAC is evaluating alternative sources of bauxite including resources from Suralco’s concession in eastern Suriname, such as the Nassau plateau.

In August 2003, AWAC announced a 250,000 tonne expansion at the Paranam refinery (AWAC’s share 55%). The US$65 million expansion was completed in February 2005.

In October 2008 BHP Billiton announced that it intends to end its participation in the joint venture when current mining operations are completed. AWAC continues to evaluate alternative bauxite sources in Suriname for further long term bauxite supply following completion of mining in current mining areas.

In April 2009, Alcoa World Alumina LLC and Billiton Suriname Holdings B.V. reached an agreement in principle where Suralco will acquire, by the end of June 2009, the bauxite and alumina interests of N.V. BHP Billiton Maatschappij Suriname (“BMS”), a BHP Billiton subsidiary, in Suriname.

INFORMATION ON THE COMPANY

Suralco and BMS have been participants in mining and refining joint ventures in Suriname since 1984. BMS currently has a 45% interest and Suralco a 55% interest in the joint ventures. Prior to the establishment of the joint ventures, BMS had separately conducted mining operations in the country, while Suralco has been active in Suriname for almost 100 years.

Suralco announced in May 2009 the curtailment of approximately 480,000 mtpy of production at the Paranam, Suriname alumina refinery. The curtailment will reduce Suralco’s production entitlement by approximately 40 per cent to 720,000 mtpy, effective until further notice.

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

Bauxite for the refinery is sourced from leases in Harmons Valley and the Manchester plateau. The bauxite mines that feed the refinery are located 40 kilometers north of the refinery in the Mocho Mountains. The bauxite mining rights are owned by Jamalco. Bauxite is transported to the refinery on a railway and by a rope conveyor which was commissioned in 2008, both of which are owned by the joint venture. Jamalco also manages a port at Rocky Point, located south of the alumina refinery. The port is connected to the refinery by rail.

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

Production was disrupted in the third quarter of 2007 due to severe hurricane damage to the Jamalco refinery, particularly the port and ship-loading facilities, preventing shipping movements for approximately 11 weeks. Since then, the refinery has operated using reconstructed temporary port loading facilities, pending the design of permanent port facilities which would be more robust to hurricane winds and storm surges.

A proposed 1.5 million mtpy further expansion of Jamalco’s Clarendon, Jamaica refinery was subject to supply of natural gas by the Government of Jamaica and acceptable market conditions.

As a result of the poorer industry economics and liquidity constraints, during the fourth quarter of 2008, AWAC determined the brown field expansion project in Jamaica will not be completed for at least the next several years. In the event the expansion of the Jamaican refinery is revisited at some point in the future, in all likelihood the utility of the costs incurred to date (primarily relating to preliminary engineering with a finite life) would be minimal. As a result, all previously capitalized costs associated with the expansion (except costs associated with machinery and equipment that can be used elsewhere), totaling US$84 million, were written off in December 2008.

INFORMATION ON THE COMPANY

Brazil

Alcoa World Alumina Brasil Ltda (formerly Abalco SA)

Alcoa World Alumina Brasil Ltda, an AWAC entity in Brazil, is a participant (18.9%) in a consortium that owns the Alumar alumina refinery at São Luis in north eastern Brazil. The other consortium participants are Alcoa Aluminio S.A. (35.1%), BHP Billiton Metais SA (36%) and an affiliate of Alcan Aluminio Do Brazil SA (10%). Alcoa Aluminio is the operator of the consortium which is managed on a production and cost sharing basis. Alcoa World Alumina Brasil Ltda has special rights to 54% of any expansion of the Alumar refinery.

The refinery has a nominal production capacity of 1.4 million tonnes of smelter grade alumina per annum. Approximately half of the output is consumed at an adjacent smelter, with the remainder exported to third party customers. The major source of energy for the refinery is low sulphur steaming coal purchased from Colombia and Venezuela.

The consortium has long term bauxite purchase contracts with Mineracao Rio Do Norte S.A. (MRN) which has mines located at Trombetas within the State of Para in northern Brazil. Alcoa World Alumina Brasil Ltda holds a 9.6% interest in MRN after incorporating Reynolds Metals Company’s 5% interest in MRN into AWAC in December 2002. The remaining interest in MRN is jointly owned by affiliates of Alcan, Companhia Brasileira de Aluminio, Companhia Vale do Rio Doce, BHP Billiton Metais S.A., Alcoa Aluminio S.A., and Norsk Hydro Brasil Ltda. MRN’s mines produce approximately 17.4 million tonnes of bauxite a year. Bauxite is transported approximately 1,400 kilometers by ship to the refinery.

A maritime terminal owned by the consortium and equipped with an alumina ship loader and bulk materials ship unloader is situated adjacent to the refinery. These facilities are used to ship both bauxite and steaming coal into the refinery and alumina out.

Construction of a 2.1 million mtpy expansion of the Alumar alumina refinery in Brazil by the consortium partners (AWAC, Alcoa Aluminio S.A., BHP Billiton and Alcan) commenced in 2006. Total refinery capacity will increase to 3.5 million mtpy on completion of the expansion in 2009. AWAC has a 54% interest in the expansion, (1.08 million mtpy of additional capacity).

Juruti

A new bauxite mine is being developed in Brazil at Juruti, to exploit a high-quality bauxite deposit. A 100% AWAC development, with construction 88% complete as at March 2009, the Juruti mine is expected to initially produce 2.6 million tonnes of bauxite per year to supply AWAC’s share of the expanded Alumar facility. The initial 2.6 million mtpy project includes infrastructure that supports further mine expansions.

In July 2008, the Company advised that the estimated capital costs of AWAC’s current investment projects in Brazil had increased during the construction phase, due to the appreciation of the Brazilian currency and increased construction costs. AWAC’s share of the Alumar refinery expansion and development of the new Juruti mine, including the cost of infrastructure to support future capacity expansion, was estimated in July 2008 to be approximately US$3.7 billion. Since that time construction has continued to progress to plan, and the projects are expected to be completed within the local currency budgets which were the basis of the July 2008 capital cost estimates. The subsequent weakening of the Brazilian Real (BRL) against the US dollar has reduced the expected final US Dollar capital cost of the projects. Alumina’s share of the capital cost of the projects is expected to be below US$1.4 billion.

INFORMATION ON THE COMPANY

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

Vietnam

In June 2008 AWAC and Vietnam National Coal-Minerals Industries Group (Vinacomin) signed a Cooperation Agreement in which AWAC agreed to conduct due diligence on the acquisition of a 40% interest in the 600,000 mtpy Nhan Co alumina refinery to be constructed in Vietnam’s Central Highlands in Dak Nong Province by a joint stock company majority owned by Vinacomin. The due diligence on the Nhan Co project was undertaken in 2008 and AWAC advised Vinacomin that it does not intend to acquire an interest in the refinery project at this time. Separately, AWAC and Vinacomin agreed to conduct a joint feasibility study of the Gia Nghia bauxite mine and alumina refinery project, also located in Dak Nong Province, with first stage capacity expected to be between 1.0 and 1.5 million mtpy. The cooperation between AWAC and Vinacomin on Gia Nghia is subject to approval by the Government of Vietnam. If established, the Gia Nghia venture is expected to be 51% owned by Vinacomin, 40% by AWAC and 9% by others.

ii)	Shipping

Alcoa Steamship Inc.

AWAC owns and operates a shipping operation (“Alcoa Steamship”) that provides transportation services to AWAC’s alumina business and to other parties, including Alcoa. Operating both owned and chartered vessels, the shipping business transports dry and liquid bulk cargoes, including bauxite, alumina, caustic soda, fuel oil, petroleum coke and limestone.

AWAC owns 3 combination carriers, which can carry primarily alumina, caustic soda and bauxite for the facilities. They are also back filled with general cargo from the United States Gulf Coast to Suriname. AWAC operates 1 smaller vessel in the Caribbean to shuttle alumina from Suriname to the bulk loading terminal in Trinidad. AWAC also charters ocean carriers for the transport of bauxite, alumina, caustic soda, petroleum coke and limestone (for both AWAC and Alcoa) between its various global operations. AWAC also operates two dry bulk vessels which transport alumina from the West Australian refineries to the Victorian smelters.

INFORMATION ON THE COMPANY

iii)	Markets and Competition

The alumina market is competitive, with many active suppliers and commodity traders, although in recent times there has been significant industry rationalisation through the mergers of Alcan/Pechiney, Rio Tinto/Alcan, and RUSAL/Siberian-Urals Aluminium Company/Glencore. The majority of products are sold in the form of smelter grade alumina with about 10% of total alumina production being used to make alumina based chemicals.

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

Markets

AWAC’s largest customer for its alumina production is Alcoa’s primary smelting group which in 2008 accounted for approximately 45% of AWAC alumina production. Remaining sales are usually under long term contracts to overseas customers, principally in South Africa, the Middle East, South East Asia, Russia, China, South America and North America which are priced by reference to the LME aluminium price. A small percentage of production has occasionally been sold into the spot alumina market.

A majority of world production of alumina is sold under long-term contracts which typically have alumina prices based on a percentage of the aluminium metal price as quoted on the LME. The spot market for alumina is limited, with prices tending to be volatile.

AWAC entered into a new five-year alumina supply contract with Alcoa in 2006. The price paid for the AWAC production by Alcoa smelters is currently determined by applying the weighted average of:

•	the prices received by AWAC from the sale of alumina to unrelated third parties; and

•	the contract price paid by the Alumax smelters set under the contracts negotiated when the Alumax smelters were still unrelated to Alcoa.

Employees

At the end of 2008, AWAC had 7,267 employees in its operations compared with 7,229 in 2007 and 7,057 in 2006. The number of employees was:

	2008	2007	2006
Alumina	6,197	6,156	5,986
Aluminium	1,065	1,066	1,064
Chemicals & Other	5	7	7

INFORMATION ON THE COMPANY

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

Governments extensively regulate AWAC’s mining and processing operations. National, state and local authorities in Australia and other countries in which AWAC operates regulate the mining industry with respect to matters such as employee health and safety, permitting and licensing requirements and environmental compliance, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, and the effects that mining has on surface and groundwater quality and availability. Numerous governmental permits and approvals and leases are required for AWAC’s mining and processing operations. AWAC is required to prepare and present to national, state or local authority’s data pertaining to the effect or impact that any proposed exploration or production activities may have upon the environment. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration, expansion or production operations. Failure to comply with the laws regulating AWAC’s businesses may result in sanctions, such as fines or orders requiring positive action by AWAC which may involve capital expenditure or the removal of licences and/or the curtailment of operations. This relates particularly to environmental regulations.

AWAC has obligations under various laws, licences and permits for the rehabilitation (including remediation and/or restoration) of land used in bauxite mining, alumina refining, aluminium smelting and related activities. AWAC and Alumina recognise and provide for additional amounts for certain AWAC Asset Retirement Obligations.

Energy is a significant input in a number of AWAC’s operations. AWAC uses electricity in its operations and is an emitter of greenhouse gases.

A number of governments or governmental bodies have introduced or are contemplating regulatory change in response to the potential impacts of climate change. As part of the Australian environmental strategy, the Australian Federal Government set out details of a national ‘Carbon Pollution Reduction Scheme’ (CPRS) in a ‘White Paper’ released in December 2008. Exposure draft legislation implementing CPRS was released in March 2009 for stakeholder comment and the scheme itself has a proposed start date of July 1, 2011.

The White Paper provided that ‘Emissions-Intensive-Trade Exposed (EITE) industries, which would include the aluminium industry, would receive free permits to at least partly cover the additional costs of complying with the CPRS. Under the White Paper as varied by the Government in its announcement on May 4, 2009, Alcoa of Australia’s smelters would initially qualify for EITE assistance at the rate of ninety four and a half per cent and the refineries would qualify for EITE assistance at the rate of sixty six per cent (based on industry average emissions per tonne of production). It is intended that the availability of free permits would decline over time. As Alcoa of Australia’s smelters have limited energy supply options, the electricity allocation factor proposed in the White Paper for indirect emissions may impose a significant cost on Alcoa of Australia.

Due to the considerable uncertainty as to the details of the scheme, the assistance to be provided and its implementation, it is difficult to accurately forecast the financial impact on Alcoa of Australia or Alumina. However, on the basis of the principles in the White Paper, if unchanged, it may have a material impact on Alumina’s underlying earnings.

There is also current and emerging regulation in Australia, such as the mandatory renewable energy target scheme, that may substantially increase Alcoa of Australia’s energy costs, although it is uncertain as to what extent EITE industries would receive assistance or partial exemption from that scheme to mirror the CPRS assistance rates.

The costs associated with Alumina’s obligations under CPRS may impact Alumina and AWAC’s operations. Data on the carbon dioxide emissions of Alumina are contained in its Sustainability Report (which can be viewed on the Alumina website (www.aluminalimited.com)). In 2007, Alumina’s imputed share of carbon dioxide equivalent emissions from Alcoa of Australia’s operations was approximately 2.07 million tonnes of direct emissions and approximately 3.14 million tonnes of indirect emissions (from producers of electricity which is supplied to Alcoa of Australia).

INFORMATION ON THE COMPANY

Other current and emerging legislation (such as existing and potential carbon trading schemes) may also affect energy prices. These regulatory mechanisms may be either voluntary or legislated. Inconsistency of regulations may also change the attractiveness of the locations of some of AWAC’s assets. It is difficult to assess the potential impact of future climate change regulation given the wide scope of potential regulatory change in countries in which Alumina and AWAC operate. For instance, the aluminium industry will be included in the European Union emissions trading scheme from 2013. the free allocation of allowances, the extent of the mitigation measures for which AWAC’s San Ciprian refinery smelter might qualify and the treatment of indirect emissions is uncertain. Therefore, it is difficult to estimate the financial impact on AWAC of the European scheme.

The potential physical impacts of climate change on AWAC’s operations are highly uncertain and will be particular to the geographic circumstances. These may include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities and changing temperature levels. These effects may adversely impact the cost, production and financial performance of AWAC’s operations.

In 1994 Alcoa of Australia initiated epidemiological studies of employee health – called “Healthwise”. The research is conducted independently by Monash University and the University of Western Australia and tracks cancer incidence and mortality and has also examined respiratory health. To date, no conclusive evidence of an increased risk of cancer associated with any particular type of aluminium industry work has been found in these employees. The rates of mortality overall and for the four major causes of death are lower than in the general community. The results of the respiratory health studies were consistent with occupational asthma occurring in some smelter employees – a recognised and well controlled issue in the Australian industry. Otherwise they were unremarkable.

C.	Organisational Structure

The “Alumina Group” consists of the parent company, Alumina Limited and its subsidiaries. Alumina is incorporated and listed in Australia. Alumina’s sole businesses which are operated through AWAC include bauxite mining, alumina refining and aluminium smelting operated through the AWAC joint venture with Alcoa. While not itself a legal entity, AWAC is the reference term given to an unincorporated joint venture commenced on January 1, 1995 by Alumina and Alcoa in combining their respective bauxite, alumina and alumina-based chemicals businesses and interests. The assets of the joint venture are held 40% by the Alumina Group and 60% by Alcoa, with the Alumina Group’s interests held through Alumina International Holdings Pty Ltd and Alcoa of Australia Ltd as described below.

•

Alumina International Holdings Pty Ltd – Incorporated in Australia this company holds all entities in the Alumina Group’s AWAC joint venture (except for Alcoa of Australia Ltd, see below) through its direct and indirect interests, totalling 40% in each of Alcoa World Alumina LLC, Alcoa Caribbean Holdings LLC, Alumina Espanola SA and Alcoa World Alumina Brasil Ltda. It is wholly owned by Alumina.

•

Alcoa of Australia Ltd – Incorporated in Australia, and 40% owned by Alumina, this company is a significant entity in the Alumina Group’s AWAC joint venture, with integrated bauxite mining, alumina refining and aluminium smelting facilities in Australia.

The AWAC entities’ assets include the following interests:

•	100% of the bauxite mining, alumina refining, and aluminium smelting operations of Alcoa of Australia;

•	100% of the refinery assets at Point Comfort, Texas, United States (“Point Comfort”);

•	a 55% interest in various mining and refining assets in Suriname ;

•	a 55% interest in mining and refining assets in Jamaica;

•

an 18.9% interest in the São Luis refinery in Brazil and a 9.6% interest in the bauxite mining operations of Mineracao Rio Do Norte, an international mining consortium. AWAC also owns disproportionate expansion rights to the São Luis alumina refinery;

•	100% of the Juruti bauxite deposit in Brazil;

INFORMATION ON THE COMPANY

•	100% of the refinery and alumina-based chemicals assets at San Ciprian, Spain;

•	A 45% interest in Halco, a bauxite consortium that owns a 51% interest in Compagnie Guinée; and

•	100% of Alcoa Steamship.

•	100% of the Hydro-electric facilities in Suriname.

D.	Property, plant and equipment

Alumina’s property, plant & equipment consist primarily of office furniture and computing systems equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

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

Equity accounting – Investments in associates are accounted for in the consolidated financial statements using the equity method. Under this method, the consolidated entity’s share of the post-acquisition profits or losses of associates is recognized in the consolidated income statements, and its share of post-acquisition movements in reserves is recognized in consolidated reserves.

Impairment of assets – The Group assesses at each balance date whether there is objective evidence that the investment in associates is impaired. An impairment loss is recognized for the amount by which the assets’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an assets’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

AWAC

AWAC’s significant accounting policies are summarized in AWAC’s US GAAP Combined Financial Statements. Some of AWAC’s accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on AWAC’s historical experience, terms of existing contracts, management’s view on trends in the alumina/aluminium industry and information from outside sources.

Management believes the following critical accounting policies, among others, affect AWAC’s more significant judgments and estimates used in the preparation of AWAC’s consolidated financial statements and could potentially impact AWAC’s financial results and future financial performance.

AWAC’s critical accounting policies under US GAAPinclude those discussed below.

Derivatives and hedging – The fair values of all outstanding derivative instruments are recorded in other current and non-current assets and liabilities in the combined balance sheet. The ineffective portions are recorded in revenues or other income or expense in

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Inventory valuation – Inventories are carried at the lower of cost or market, with cost for a portion of U.S. inventories determined under the last-in, first-out (“LIFO”) method. The cost of other inventories is principally determined under the average-cost method. This method is not allowed under IFRS. Alumina adopts the first in, first out (FIFO) valuation methodology in the IFRS and US GAAP financial statements.

Foreign currency – The local currency is the functional currency for AWAC’s significant operations outside the U.S., except in Brazil, Jamaica and Suriname, which use the U.S. dollar for their functional currency. The determination of the functional currency in these countries is based on the appropriate economic and management indicators.

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

Goodwill and other intangibles – Goodwill is not amortized, it is tested for impairment annually (in the fourth quarter) or more frequently if indicators of impairment exist or if a decision is made to sell a business. A significant amount of judgement is involved in determining if an indicator of impairment has occurred. Such indicators may include a decline in expected cash flows, a significant adverse change in legal factors or in the business climate, unanticipated competition, or slower growth rates, among others. Goodwill is allocated among and evaluated for impairment at the reporting level, which is defined as an operating segment. AWAC has two reporting units: the Alumina and primary Metals segments. The evaluation of impairment involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. AWAC uses a discounted cash flow model (“DCF model”) to estimate the current fair value of its reporting units when testing for impairment. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volume and prices, costs to produce, tax rates, capital spending, discount rate and working capital changes. Most of these assumptions vary significantly among the reporting units. Cash flow forecasts are generally based on approved business unit operating plans for the early years’ cash flows and historical relationships in later years.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Stock-Based Compensation - Certain employees of AWAC receive stock options under Alcoa’s Long Term Incentive Stock Plan and AWAC receives charges for stock option exercises under this plan. AWAC accounts for stock based compensation expense for employee equity grants using the non-substantive vesting period approach, in which the expense (net of estimated forfeitures) is recognized ratably over the requisite service period based on the grant date fair value. Determining the fair value of stock options at the grant date requires judgment including estimates for the average risk-free interest rate, expected volatility, expected exercise behaviour, expected dividend yield, and expected forfeitures. If any of these assumptions differ significantly from actual, stock-based compensation expense could be impacted.

General Factors

Alumina’s financial and operational performance and prospects are influenced by a number of factors which predominantly result from its 40% interest in AWAC, the level of debt carried by Alumina Limited, and equity raisings.

As at December 31, 2008, Alumina Limited’s debt was incurred through several facilities:

•

A syndicated multi-currency one, three and five year debt facility entered into on July 19, 2006, initially of US$700 million. Tranches of this facility have been extended on or prior to their scheduled expiry, the most recent of which was the extension of most of the scheduled 2009 maturities. As a result of those renegotiations, the facility at March 2009 is US$625 million.

•	Additional committed bank facilities totaling US$325 million were put in place during 2007 and will mature at various dates in 2010 and 2012

•	An additional committed bank facility of US$150 million was put in place during 2008 and will mature in 2011

•

US$350 million of 5 year Convertible Bonds were issued in May 2008. The bonds bear interest at 2.0% for their life, and convert into equity at maturity at a share price fixed at the time of issue (subsequently adjusted as a result of the Company’s equity issue in October 2008). Bondholders hold an option to put the bonds at par on the third anniversary of issue.

The amount of interest charged on these debt facilities will impact the profitability of Alumina. The interest amount incurred will depend on the amount of debt carried, interest rates and the impact of A$/US$ exchange rate movements.

Alumina Limited’s 40% share of AWAC’s continuing operations during the three year period to December 31, 2008 was characterized by a focus upon:

•	continuing to match AWAC production to market conditions;

•	expansion of existing AWAC operations through greenfield developments, brownfield expansions, process de-bottlenecking and operational efficiency improvements, and

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

•	the expansion of the Alumar refinery, and the development of the Juriti mine, in Brazil.

The following is a discussion of the key factors which affect AWAC and Alumina’s business and financial performance.

Commodity prices

AWAC sells products which are commodities and its financial performance is significantly influenced by the prices it obtains for these products and, in particular, the LME price of primary aluminium. The price of a commodity is generally determined by, or linked to, the price for the product in question in the world markets. World commodity prices are subject to changes in supply and demand, and characterized by significant fluctuations. The volatility of commodity prices means that the sales revenues (and in the absence of mitigating factors, profit) generated by sales of AWAC products, even where production levels and costs remain constant.

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

The cost of AWAC’s alumina production has increased substantially in recent years, however have decreased in 2009. In 2008, AWAC’s average cost of alumina production increased by US$43/tonne year-on-year. The major contributors to the cost increases were higher energy prices, caustic soda and shipping freight rates, with most of those cost increases being experienced in the first half of the year.

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

Regulatory Environment

The costs, liabilities and requirements associated with regulations may be costly and time-consuming and may delay commencement or continuation of exploration, expansion or production operations. Of particular importance in Australia is the impact of environmental regulations and carbon tax/greenhouse gas regulations and renewable energy. New legislation or regulations may be adopted that may materially adversely affect AWAC’s operations or cost structure.

The electricity supply to AWAC’s smelters is primarily under 30-year contracts expiring in 2014 and 2016. The cost of electricity is a substantial individual cost in the production of aluminium. The level of electricity tariffs available after the expiry of these contracts is material to the level of smelter production costs and profitability.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

During 2006 the AWAC partners entered into a new funding agreement under which future capital expenditures are to be funded by the partners contributing directly to cash calls issued by the relevant AWAC entity. When such cash calls are issued, additional dividends equal to the amount of the cash call will, subject only to availability of cash and earnings, be paid by AWAC entities to the partners. The funding agreement is expected to reduce the risk identified above, during the five-year term of the funding agreement, of Alumina Limited being constrained in its ability to frank dividends that are paid to shareholders.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2008 Performance Compared to 2007

Overview – Alumina Limited

Alumina’s consolidated net profit after tax from continuing operations was A$168.0 million for the year ended December 31, 2008 compared with A$436.4 million for the year ended December 31, 2007. This decrease in 2008 compared to 2007 was due to the following:

Share of net profits of associates using the equity method

Share of net profit of associates decreased by A$252 million to A$242.6 million. AWAC’s sales revenue increased by 9% compared with 2007, driven mainly by higher alumina sales volumes, and higher realized alumina prices in the first half, which was offset by global demand falling substantially during the second half of 2008, resulting in the rapid build-up of aluminium inventories, and a fall of over 50 per cent in the LME aluminium price. Major operating increases which have impacted the results were higher energy prices, which rose to record levels over the year to the third quarter, before declining in the fourth quarter of 2008, and other input cost increases including caustic soda and shipping freight rates. Additional cost was also incurred following the disruption of gas supplies in Western Australia in the third quarter of 2008.

General and administrative expenses

General and administrative expenses increased by A$5.4 million to A$19.2 million. The key factors were additional costs incurred relating mainly to retirement benefits on the retirement of the Chief Executive Officer, legal and tax fees associated with restructure of corporate holdings, financing costs and preliminary work on a strategic research project in response to the Australian government’s Carbon Pollution Reduction Scheme.

Borrowing Costs

Borrowing costs increased by A$3.1 million to A$48.8 million resulting from increased borrowings to fund the investment in AWAC’s Brazil growth projects.

Income tax expense

In 2008 Alumina disclosed an income tax expense of A$2.6 million compared to A$1.5 million in the prior year. The key points to note are:

•	A$1.1 million of income assessable for tax compared to A$60.2 million in the prior year.

•	Tax losses not recognized of A$60 million compared to nil in the prior year.

•	Non-deductible expenses of A$18.5 million compared to A$13.7 million in the prior year.

Cash Flows

Alumina’s net cash inflow from operating activities from continuing operations for 2008 was A$280.1 million, compared to A$388.9 million in 2007. Lower dividends from associates, higher borrowing costs, and higher general and administrative expenses as discussed above were the main factors driving lower cash from operating activities.

Alumina’s cash outflow relating to investing activities from continuing operations was A$872.4 million, compared to A$489.4 million in 2007. This increase in cash outflows from investing activities in 2008 was due to the equity contributions made by Alumina to fund AWAC expansion projects in Brazil and loans made to a related party, Alumina Espanola S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Alumina’s net cash inflow from financing activities for continuing operations was A$626.1 million, compared to an outflow of A$39.1 million in 2007. Key changes were:

•	Drawdowns of A$1,257.1 million during the year, offset by debt repayments of A$1,802.2 million, compared to drawdowns of A$632.6 million offset by debt repayments of A$146 million in 2007.

•	Proceeds from the rights issue of shares of A$910.3 million compared to nil in 2007.

•	Proceeds from the issue of shares in relation to the dividend paid on March 31, 2008.

•	Proceed from the issue of convertible bonds of A$360 million compared to nil in 2007.

•	There were no repurchases of issued capital during 2008 compared to the repurchasing 3.3 per cent of issued capital for $A250.1 million in 2007.

•	Cash dividends paid amounted to A$245.7 million during the year compared to A$275.6 million in 2007.

Net Assets

Alumina’s net assets increased in 2008 by A$1,128.9 million to A$2,792.8 million. The key points to note are:

•

Investment in associates increased by A$1,091.6 million to A$3,748.6 million. The increase was attributable to additional funding capitalization in AWAC entities amounting to A$747.9 million, the impact of the lower Australian dollar amounting to A$416.6 million offset by surplus of dividends received over equity share in profits of A$113.4 million.

•	Cash increased by A$37.7 million to A$66.8 million, for the reasons noted above in the discussion on Alumina’s cashflow from operating, investing and financing activities.

•

Interest-bearing liabilities increased by A$41.4 million to A$1,047.8 million. During 2008 Alumina borrowed additional amounts in both US$ and Euros, and the issue of the convertible bonds, amounting to A$1,617.1 million and repaid debt amounting to A$1,802.2 million.

•	Payables increased by A$39.8 million to A$55.6 million. The increase was a result of a loan to a related party of A$50.8 offset by lower interest payable accrual of A$12.7 million.

Equity

Alumina’s equity increased by A$1,128.9 million to A$2,792.8 million. The key items include:

•	A$168.0 million of net profits for 2008;

•	A$886 million net as a result of the rights issue;

•	increase in equity of A$146.5 million from the dividend reinvestment plan:

•	reduction to equity from payment of 24.0 cents per share of dividends (A$273.8 million); and

•	A$157.8 million net exchange gain recognized in equity.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview - AWAC

2008 Performance Compared to 2007 Performance

US GAAP (US$ million)

	2007 Full Year	2008 Full Year
Total Sales
Third-party sales	3,471.3	3,743.4
Related party sales	2,331.1	2,556.0

Total Sales	5,802.4	6,309.4

Net Income (after tax)	953.3	592.0

AWAC’s 2008 sales revenue of US$6,309.4 million (including sales to parties related to AWAC of US$2,556.0 million) was 8.7% higher than 2007 sales revenue of US$5,802.4 million (including sales to related parties of US$2,331.1 million). Global demand fell substantially during the second half of 2008, which led to the announcement by AWAC of the curtailment of 1.5 million tonnes per annum of alumina production. The LME 3-month aluminium price increased by 13 per cent during the first half of 2008 to average US$1.31/lb but fell during the second half to average US$1.07/lb. The average LME aluminium price for 2008 was US$1.19/lb (2007: US$1.21/lb).

AWAC’s alumina production was 14.4 million tonnes (2007: 14.3 million tonnes). Record annual production levels were achieved at the Wagerup, Sao Luis and San Ciprian refineries. Overall production at the Western Australia refineries was marginally higher even with the disruption of gas supply resulting from an explosion at Apache Energy’s Varanus Island facility. Total AWAC alumina production was also impacted by the curtailment of production at AWAC’s Point Comfort alumina refinery from November 2008.

2008 aluminium production was 388,000 tonnes (2007: 387,350 tonnes).

AWAC Historical Production and LME Aluminium Price

AWAC Production Performance	2007	2008
Alumina Production (million tonnes)	14.3	14.4
Aluminium Production (‘000 tonnes)	387	388
LME Aluminium Price (US$/lb)	1.21	1.19

AWAC’s net income of US$592 million in 2008 represented a decrease of 38% compared to 2007. The total costs of sales for 2008 was 20% higher than 2007. AWAC’s average cost of alumina production increased by US$43 per tonne year-on-year. Major operating cost increases which have impacted the alumina refining industry, including AWAC, were higher energy prices, which rose to record levels over the year to the third quarter, before declining in the fourth quarter of 2008, and other input cost increases including caustic soda and shipping freight rates. Additional cost was also incurred following the disruption of gas supplies in Western Australia in the third quarter of 2008.

Aluminium production costs at AWAC’s two smelters increased mainly due to higher alumina prices however margins were maintained.

The average aluminium price as quoted on the LME averaged US$1.19 per pound, a 2 per cent decrease on the corresponding period. During the year the LME aluminium price fluctuated dramatically from a high of US$1.49 per pound in July to a low of US$0.65 in December following significant downturn in customer demand.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The market outlook for the aluminium industry changed significantly in the second half of 2008 as the full impact of the global financial crisis began to take effect. In the second half of 2008, end user demand for aluminium dropped in major economies as the financial crisis negatively impacted key aluminium consuming industries such as construction, automotive and other manufacturing industries. As a result LME inventories rose as demand weakened, the surplus of metal placing downward pressure on the aluminium price. The destocking by customers of the aluminium industry in 2008 has also reduced demand.

Alcoa, AWAC’s largest customer, entered into a new five-year alumina supply contract in 2006. Sales of alumina from AWAC to Alcoa (other than certain contracts for supply of product to entities which have, during the term of those contracts, been acquired by Alcoa), are priced at the average of sales prices under third party (non-Alcoa) contracts.

AWAC’s profit will continue to be most sensitive to changes in the aluminium price and the A$/US$ exchange rate and changes in production cost levels. AWAC’s net profit after tax declined 38 per cent compared to 2007 to US$592 million in 2008. AWAC alumina production costs increased in 2008 to a greater extent than aluminium prices. Combined with a weaker US$, these factors reduced AWAC’s operating margins. The impact of higher costs and a weaker US dollar is affecting producers across the alumina and aluminium industries.

AWAC’s net cash inflow from operating activities decreased to US$651.4 million, compared to US$903 million in 2007. The 27.9 per cent decrease in 2008 was primarily due to AWAC’s average cost of alumina production increasing by US$43 per tonne year-on-year.

Net cash inflow from financing operations increased to US$980.2 million, compared to US$128.7 million in 2007. Key changes were:

•	a decrease in level of dividends paid to partners of US$177.4 million;

•	additions to capital leases of US$30 million in 2008;

•	an increase in partners’ contributions, totalling US$1,618.2 million in 2008, compared to US$1,021.7 million in 2007, to fund the expansion project in Brazil; and

•	an increase in debt by US$68.1 million in 2008 compared to US$19.4 million in 2007.

Net cash outflow from investing activities increased in 2008 to US$1,626.9 million, compared to US$1,166.6 million in 2007. Capital expenditure of US$1,530.5 million in 2008 was spent principally on the Alumar refinery expansion and development of the Juruti mine, in Brazil.

2007 Performance Compared to 2006

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

•

Interest-bearing liabilities increased by A$418.3 million to A$1,006.4 million. During 2007 Alumina borrowed additional amounts in both US$ and A$ amounting to A$632.6 million and repaid debt amounting to A$146.0 million and the stronger Australian dollar at December 31, 2007 decreased the Company’s debt by $A67 million.

•	Payables increased by A$3.1 million to A$15.8 million. The increase was a result of additional interest payable accruals.

Equity

Alumina’s equity decreased by A$90.7 million to A$1,663.9 million. The key items include:

•	A$436.4 million of net profits for 2007;

•	Reduction to equity of A$250.1 resulting from the share buy back ;

•	increase to equity from a A$16.7 million change in the fair value of cash flow hedges of associates taken to equity;

•	reduction to equity from payment of 24.0 cents per share of dividends (A$275.6 million); and

•	A$18.7 million net exchange loss recognized in equity.

Overview – AWAC

2007 Performance Compared to 2006 Performance

US GAAP (US$ million)

	2006 Full Year	2007 Full Year
Total Sales
Third-party sales	3,604.0	3,471.3
Related party sales	2,079.1	2,331.1

Total Sales	5,683.1	5,802.4

Net Income (after tax)	1,122.1	953.3

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

•

the amount of capital expenditure required by AWAC to develop new projects or maintain or expand existing operations (refer to Section 4.B for discussions of the development of the Juruti bauxite mine, expansion of the Alumar refinery and potential other capacity investments).

We expect these factors will continue to influence Alumina’s liquidity and capital resources in future years.

In addition, because Alumina is a holding company that does not conduct any material operating businesses, its ability to pay dividends and meet other obligations is dependent almost entirely on, and is limited by, the amount of dividends received from its subsidiaries and investments.

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

In 2006, Alumina and Alcoa entered into new funding arrangements to provide the AWAC partners with additional dividends from Alcoa of Australia for funding AWAC’s capital projects. The funding arrangements provide greater certainty to Alcoa and Alumina Limited in dividend flows and franking credits. During 2008, Alumina received fully franked dividends of A$356 million from Alcoa of Australia.

During 2005, Alcoa of Australia declared a special fully franked dividend of A$800 million (Alumina’s share was A$320 million), all of which was immediately subscribed to Alcoa of Australia for the purchase of new shares.

Alumina’s existing balance of franking credits and the new funding arrangements between Alumina and Alcoa provide greater confidence in Alumina’s capacity to fully frank dividends that are declared.

Dividends received from Alcoa of Australia in 2007 and 2008 have partially funded Alumina’s investment in AWAC’s growth projects and sustaining capital projects. Alumina’s share of additional funding requirements was met by increased borrowings and the 2008 rights issue.

Alumina implemented an off-market buy-back of approximately $A250 million of ordinary shares in April 2007.

Alumina introduced a new Dividend Reinvestment Plan in 2008, and for the final 2007 dividend (paid in March 2008) arranged for the issue of shares under the DRP to be fully underwritten. As a result, A$135.4 million of new equity was issued in March 2008.

Alumina also issued new equity of A$910 million in October 2008 following an Accelerated Renounceable Rights Offer to existing shareholders, and the sale of unexercised rights to institutions through a book-build process.

Alumina also announced on May 4, 2009 that it raised approximately A$740 million through a 7 for 10 accelerated non-renounceable pro rata entitlement offer to eligible institutional shareholders (the “Institutional Entitlement Offer”) at an Offer Price of A$1.00 per share. The funds raised under the Institutional Entitlement Offer will be applied by Alumina to repay bank debt and to reinforce its balance sheet.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Eligible institutional shareholders were offered the opportunity to acquire new ordinary shares in Alumina at A$1.00 each on the basis of 7 ordinary shares for every 10 existing shares held on the Record Date (7.00 pm (Melbourne time) on May 5, 2009). The offer price of A$1.00 per share represented a 32.9% discount to be the closing price of Alumina shares on April 29, 2009 and a 22.4% discount to the theoretical ex-rights price.

On May 4, 2009, Alumina also announced that eligible retail shareholders were invited to participate in an accelerated non-renounceable pro rata entitlement offer (the “Retail Entitlement Offer”) on the same terms as the Institutional Entitlement Offer. The Retail Entitlement Offer, which closed on May 25, 2009, raised approximately A$239 million.

Dividends received from Alcoa of Australia, additional drawings under the Company’s committed debt facilities and equity raised through the issue of capital are expected to fund the Company’s financing requirements in 2009 including AWAC’s investments in the completion of growth projects in Brazil and sustaining capital projects.

In March 2008 Standard & Poor’s (S&P) revised Alumina’s long term credit rating from A- to BBB+ with a stable outlook, in recognition of the Company’s need to increase debt during 2008 at a time of tightening business conditions. In July 2008 S&P reaffirmed the BBB+ rating with negative outlook, in view of an increase in the Company’s commitments for completion of AWAC’s projects in Brazil. Standard & Poor’s changed the outlook to stable as a result of the Institutional component of the equity raising. On April 2, 2009, S&P Ratings Services lowered its corporate credit and debt ratings on Alumina to BBB- from BBB+. The Alumina ratings were removed from CreditWatch with negative implications, where they were placed on February 10, 2009. The outlook on the long-term rating is stable. The downgrade reflected S&P’s view that Alumina’s credit metrics will deteriorate significantly in 2009 because of the prospect of weaker dividend income from AWAC, which comes at a time of significant funding by Alumina for completion of AWAC’s Brazilian projects. S&P also noted that the economic downturn and severe drop off in metal prices are likely to dampen AWAC’s earnings and its dividend payment to Alumina in 2009.

Funds generated from Alumina’s continuing operating activities were A$280.1 million for the year ended December 31, 2008, compared with A$388.9 million in 2007. This decrease was a result mainly of lower dividends from associates, higher supplier payments and higher borrowing costs.

Working capital was negative A$270.9 million at December 31, 2008, compared to negative working capital of A$429.4 million at December 31, 2007 due to the current portion of Alumina’s interest bearing liabilities. The improvement in working capital is primarily due to increases of A$37.7 million in cash and of A$72.1 million in a related party loan, and a reduction of short term interest bearing liabilities of A$79.7 million at December 31, 2008. Alumina’s net debt increased during the year from A$977.3 million to A$981.0 million. The Company’s working capital, in our opinion, is sufficient for the Company’s present requirements.

Gross debt drawn down under the Company’s various debt facilities (including the US$350 million Convertible Bonds) was A$1,047.8 million at December 31, 2008 compared to total gross borrowings of A$1,006.4 million at December 31, 2007. The depreciation of the A$ against the US$ resulted in exchange losses of A$144.0 million. The small increase in debt at year end is due to Alumina’s equity issues during the year, which contributed most of the funding for the Company’s contributions to fund AWAC’s expansion projects in Brazil at Juruti and Alumar.

The maturity of debt is outlined in Note 15 in the Consolidated Financial Statements. Alumina’s current debt facilities are short and medium term US dollar borrowings. The key funding principles inherent in Alumina’s treasury policies are:

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

•	project finance should be utilised where warranted by risk management considerations (country or project specific);

•	where foreign currency assets are acquired, raising debt in that currency should be considered to achieve a balance sheet hedge and reduce foreign exchange translation exposures; and

•	interest costs should be minimised as Alumina does not have assessable income for tax purposes.

•	Cash and current investments was A$66.8 million at December 31, 2008 compared with A$29.1 million at December 31, 2007.

•

Available sources of liquidity were unused committed bank facilities at December 31, 2008 of A$1,090.8 million, as compared to A$564.1 million at December 31, 2007. The increase was due to additional committed bank facilities which were put in place during 2008 and the repayment of drawn debt with the proceeds of the Company’s equity issue in October 2008. The facilities are available to be drawn in US dollars, Australian dollars and Euros. As at December 31, 2008 approximately US$304 million of existing facilities were to mature during 2009. The Company and relevant banks agreed in January 2009 to the extension of US$229 million of those facilities, the majority to 2012.

Capital expenditure was A$747.9 million for the year ended December 31, 2008 and A$489.4 million for the year ended December 31, 2007. The expenditures were in the form of equity contributions to fund AWAC’s expansion projects in Brazil.

Obligations

Prior to the demerger, WMC Finance (USA) Limited (“Finance USA”) (a wholly-owned subsidiary of WMC Resources) had approximately US$800 million of long dated bonds issued in four separate tranches (having maturities in 2003, 2006, 2013 and 2026), on issue (“the US Bonds”).

The obligations of Finance USA under the US Bonds were guaranteed by Alumina. In connection with the demerger, Finance USA tendered to repurchase the US Bonds remaining outstanding. The aggregate amount of outstanding bonds not repurchased was comprised as follows of:

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

During 2005, WMC Resources was acquired by BHP Billiton.

New Accounting Pronouncements

Refer to Note 1(V) of the audited financial statements for new accounting pronouncements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Australian Accounting Standards Board

The Australian Accounting Standards Board (“AASB”) has adopted International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after January 1, 2005. The AASB has issued Australian equivalents to IFRS (A-IFRS) and has issued interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee (the later activity was formerly undertaken by The Urgent Issues Group).

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). The financial report of Alumina Limited also complies with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

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

F.	Tabular Disclosure of Contractual Obligations

An analysis of Alumina’s contractual and commercial commitments is set out in the table below. For a discussion of weighted average interest rates applicable for debt, refer to note 24 in the financial statements.

	Amount of Commitment – December 31, 2008
Contractual Obligations	Total	Less than 1 year	Between 1-2 years	Between 2-5 years	Over 5 years
	(A$ million)
Short term debt	360.9	360.9	—	—	—
Long term debt	686.9	—	140.0	546.9	—
Other liabilities reflected on the Company’s balance sheet[1]	58.0	57.7	0.3	—	—

Total on-balance sheet contractual obligations	1,105.8	418.6	140.3	546.9	—

[1] The majority of these liabilities relate to a loan to related party and interest payable on the Company’s short and long term debt.

	Amount of Commitment – December 31, 2008
Other Commercial Commitments	Total	Less than 1 year	Between 1-2 years	Between 2-5 years	Over 5 years
	(A$ million)
Operating lease commitments	0.7	0.1	0.2	0.3	0.1

Operating lease commitments relate to the corporate office facilities in Australia.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The business of Alumina is managed by a Board of Directors which, in accordance with Alumina’s Constitution, may not have fewer than three nor more than 12 members.

Directors of Alumina are classified as either executive or non-executive Directors, with the former being those Directors engaged in full-time employment by Alumina.

The Directors in office at June 3, 2009 were:

Name	Position	Summary	Initially Elected or Appointed a Director	Age	Expiry of Current Term
Executive Directors

John Bevan	Chief Executive Officer	Mr Bevan was elected as Executive Director and Chief Executive Officer on June 16, 2008. Mr Bevan joined Alumina Limited from BOC Group Plc where he most recently held the position of chief executive of Process Gas Solutions and was elected to the Board of Directors. He has had a long career with the BOC Group Plc including a variety of management roles in Australia, Korea, Thailand and the UK before becoming chief executive of Asia in 2000. He was a director of BOC Plc in London from 2003 – 2007. Mr Bevan brings strong commercial and operational experience gained through operating in joint ventures in many parts of the world, particularly Asia.	June 2008	52	N/A

Judith Downes (4)	Alternate Director/ Chief Financial Officer	Judith Downes joined Alumina Limited in January 2009 as Chief Financial Officer. She is responsible for finance, accounting, treasury, investor relations and taxation. Ms Downes has extensive financial experience gained during her career at Australia and New Zealand banking Group Limited, and prior to that in public accounting. She is a member of the Standards Advisory Council of the International Standards Board and past director of ING Australia.	January 2009	55	N/A

Non-Executive Directors

Donald M. Morley(1)(2)(3)	Chairman	Former Director of WMC as the Director of Finance from 1983 until April 2001, Chief Financial Officer from April 2001-April 2002 and an Executive Officer of WMC from May 2002 to October 2002. Mr Morley retired from his executive duties on October 31, 2002. Mr Morley is also a director of Iluka Resources Ltd and SPARK Infrastructure Ltd.	December 2002	69	(5)

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Name	Position	Summary	Initially Elected or Appointed a Director	Age	Expiry of Current Term
Peter A.F. Hay(1)(2)(3)	Director	Chairman of the Advisory Board of Lazard Carnegie Wylie Pty Ltd, a director of Landcare Australia Limited and was appointed a director of the Australian and New Zealand Banking Group Limited in November 2008. Appointed a part-time member of the Australian Government Takeovers Panel, with effect April 30, 2009. He is a former Chief Executive Officer of the law firm Freehills.	December 2002	58

Ronald J. McNeilly(1)(2)(3)	Director	Deputy Chairman BlueScope Steel Limited; Chairman of Worley Parsons Limited; Chairman of Melbourne Business School Limited; past director of BHP Billiton Limited, QCT Resources Limited and Tubemakers of Australia Limited; past executive director Global Markets BHP Billiton Limited from 2001-2002; past executive director and President BHP Minerals from 1999-2001.	December 2002	65	(5)

G. John Pizzey(1)(2)(3)	Director	Director of Iluka Resources Ltd, Amcor Limited, St Vincent’s Institute of Medical Research and Ivanhoe Grammar School. Mr Pizzey was formerly a director and chairman of the London Metal Exchange. Mr Pizzey was previously a director of Alcoa of Australia Limited from April 1999 to December 2003.	June 2007	63	(5)

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nomination Committee
(4)	Ms Downes is an alternate director for Mr G. John Pizzey
(5)

As explained in Section C, Non-executive directors are subject to retirement by rotation. Donald M. Morley was re-elected as a director at the Company’s annual general meeting on May 7, 2009. Mr Ronald J. McNeilly was re-elected as a director at the 2008 annual general meeting. Mr Peter A.F. Hay was re-elected at the 2007 annual general meeting. Mr G. John Pizzey was appointed as a director on June 8, 2007 and elected at the 2008 annual general meeting.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

In addition to the Chief Executive Officer and Chief Financial Officer, there is one other executive officer appointed by and reporting to the Chief Executive Officer responsible for the day to day running of the business. As at June 3, 2009, the executive officer was:

Executive Officer	Position in 2008	Summary of Experience	Appointed as Executive officer
Stephen Foster	General Counsel & Company Secretary	Responsible for legal, company secretarial, shareholder services, insurance and human resources. Mr Foster joined WMC Limited in November 2002 following more than three years with Village Roadshow Ltd as Business Affairs Manager (Projects). Mr Foster previously held legal positions with WMC’s Legal and Treasury department from 1990 to 1999 and with Arthur Robinson & Hedderwicks (now Allens Arthur Robinson) from 1987 to 1990.	December 2002

The following executives have retired:

John Marlay (former Chief Executive Officer)

John Marlay was formerly responsible for the overall management of Alumina Limited in accordance with the strategy, policies and business processes adopted by the Board. He was appointed as a non-executive director of Incitec Pivot Limited in December 2006. Mr Marlay resigned as Chief Executive Officer and director on June 16, 2008.

Ken Dean (former Chief Financial Officer)

Ken Dean was formerly responsible for finance, accounting, treasury, investor relations and tax. He has extensive financial and resource sector experience gained from a 30 year career with Shell, both in Australia and overseas. Mr Dean is also a non-executive director of Santos Ltd. During 2008 Mr Dean was an alternate director for Mr Rayner and Mr Pizzey. Mr Dean retired as Chief Financial Officer on January 12, 2009 and as an alternate director for Mr Pizzey on January 29, 2009.

The following non-executive has retired:

Mark Rayner (former Non-Executive Director)

Mr Rayner was elected as a Director of Alumina Limited on December 11, 2002. He retired as Non-Executive Director on May 1, 2008.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

B.	Compensation

For the year ended December 31, 2008, the aggregate amount of compensation paid and accrued to the Alumina directors and executives of Alumina was A$5,160,533 (compared to A$3,805,975 in 2007 and A$3,579,288 in 2006). The total amounts paid by Alumina in 2008 for retirement, superannuation or similar benefits amounted to A$0.1 million and A$1.5 million termination pay for John Marlay. There is no other contingent or deferred compensation arrangements accrued for executives or directors. The remuneration of individual directors and executives is presented in the tables below.

Non-executive directors remuneration January to December 2008	Director’s fee (1) A$	Other (2) A$	Total A$
Current Non-executive directors
Donald M. Morley (from 11/12/02)	350,000	13,437	363,437
Peter A. F. Hay (from 11/12/02)	140,000	12,600	152,600
Ronald J. McNeilly (from 11/12/02)	140,000	12,600	152,600
G. John Pizzey (from 8/06/07)	140,000	12,600	152,600
Retired Non-executive directors
Mark R. Rayner (resigned 1/05/08)	47,205	4,248	51,453

(1)	Includes board and committee fees.
(2)

Includes Alumina’s contribution to superannuation. All employees of Alumina Limited are members of an accumulation category plan which offers a minimum contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account.

Executive director remuneration and executive remuneration January to December 2008	Fixed remuneration(2) A$	Other compensation(3) A$	Total remuneration A$
Current executive directors
John Bevan, Chief Executive Officer(1)	549,727	243,000	792,727
Kenneth A Dean, Chief Financial Officer	620,001	401,854	1,021,855
Current senior executives
Stephen Foster, General Counsel and Company Secretary	400,020	260,233	660,253
Retired executive directors
John Marlay, Chief Executive Officer (resigned 16/06/08)	633,478	1,179,530	1,813,008

(1)	Appointed a director on 16 June 2008.
(2)

Includes company’s contribution to superannuation. All employees of Alumina Limited are members of an accumulated category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account.

(3)	Other compensation includes incentive, parking, health management, termination pay and executive indemnity insurance.

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

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

A director may not hold office for a continuous period in excess of three years or past the third Annual General Meeting following the director’s appointment, whichever is the longer, without submitting for election or re-election. If no director would otherwise be required to submit for election or re-election but the Listing Rules require that an election of directors be held, the director to retire at the Annual General Meting is the director has been longest in office since their last election.

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

The Directors may from time to time appoint one or more of their body to be a Managing Director or Managing Directors either for an unlimited period but not for life, a fixed term not exceeding five years, or a period terminable upon the happening of such specific events as the Directors may stipulate. The Directors may confer upon any Managing Director such of the powers exercisable under Alumina’s Constitution by the Directors as they may elect, without derogating from the exercise of those powers by the Directors. John Bevan is currently the Managing Director and Chief Executive Officer of Alumina and was appointed to such position for an unspecified period.

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

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Retirement and termination benefits

Chief Executive Officer

Mr John Bevan, the Company’s new CEO, was appointed in June 2008. Under Mr Bevan’s employment contract, which does not have a fixed term, either party may terminate the contract upon giving 12 months notice. The Company may make a payment in lieu of some or all of the 12 month notice period by payment of the fixed annual reward plus an amount equivalent to an STI payment at target performance, defined as “base remuneration”. The base remuneration amount will be reduced pro rata to the extent the notice period is required to be served.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

If Mr Bevan’s employment is terminated on the basis of redundancy of the position or by Mr Bevan giving written notice to Alumina in the event of a Significant Change (which is defined to be if Alumina ceases to be listed on the Australian Stock Exchange, or if there is a significant change to his status and/or responsibilities which is detrimental to Mr Bevan, or if Alumina decides the position is no longer required and suitable alternative employment is not offered or Mr Bevan does not accept other employment within Alumina or another employer) then Mr Bevan is entitled to:

•	statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is 3 years or more continuous service;

•

the greater of 6 months base remuneration or the aggregate of; a notice payment of 12 months and a severance payment of 2.5 weeks per completed years of service plus an additional severance payment of 13 weeks.

In addition to any entitlements conferred on Mr Bevan under his service contract, Mr Bevan is entitled to receive on termination of employment, his statutory entitlements of accrued annual and long service leave, together with any superannuation benefits. Mr Bevan is not entitled to receive any other additional termination benefits, other than those previously mentioned and any vesting of shares under the Alumina Employee Share Plan.

Senior Executives

In addition to Mr Bevan, Alumina Limited has entered into a service contract with each Senior Executive (Ms Downes, appointed January 2009, Mr Dean, resigned January 2009 and Mr Foster). The contracts provide for the following retirement and termination benefits.

If Ms Downes or Mr Foster’s employment is terminated on the basis of redundancy of their position or if they give written notice to Alumina in the event of a Significant Change, then Ms Downes and Mr Foster are entitled to:

•	statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is 3 years or more continuous service);

•

the greater of 6 months base remuneration or the aggregate of: a notice payment of 6 months and a severance payment of 2.5 weeks per completed years of service plus an additional severance payment of 13 weeks.

Ms Downes and Mr Foster are not entitled to payment outlined above where the reason for a significant change is poor performance or inability to fulfill agreed responsibilities. Ms Downes and Mr Foster are not entitled to retirement benefits other than superannuation entitlements.

Non-Executive Director Retirement Benefits

Non-executive Directors receive, in addition to their fees, a superannuation guarantee contribution which for 2008 was 9 per cent of their fees to a maximum of A$13,437 for the Chairman and A$12,600 for other Non-executive Directors. Non-executive Directors do not receive any other retirement benefits.

D.	Employees

At December 31, 2008, Alumina employed 11 people directly. All Alumina employees work in the corporate office in Australia. For details of the number of AWAC employees for the periods presented refer to Item 4.B.(iv) “Employees”.

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

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Set out below are summaries of performance rights granted under the Alumina Employee Share Plan:

2008

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Expired during the year Number	Balance at end of the year Number
25/1/2005	16/12/2007	51,425	—	—	(51,425)	—
25/1/2006	7/12/2008	191,850	—	—	(147,525)	44,325
29/1/2007	4/12/2009	211,450	—	—	(115,900)	95,550
8/2/2008	4/12/2010	—	158,800	—	(88,100)	70,700

Total		454,725	158,800	—	(402,950)	210,575

2007

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Expired during the year Number	Balance at end of the year Number
19/1/2004	21/12/2006	51,625	—	—	(51,625)	—
25/1/2005	16/12/2007	102,850	—	—	(51,425)	51,425
25/1/2006	7/12/2008	191,850	—	—	—	191,850
29/1/2007	4/12/2009	—	211,450	—	—	211,450

Total		346,325	211,450	—	(103,050)	454,725

Short-Term Incentive Equity Plan

For the STI payments attributable to 2007 performance, the Company operated a short term equity conversion plan (“STI Equity Plan”) for senior executives and other eligible employees. Under the STI Equity Plan, participants may elect to apply all or a portion of their short-term incentive to the acquisition of Company shares (which are purchased on market), with all costs of acquisition being borne by the participant. In addition, to the extent an eligible employee elects to acquire Company shares under the STI Equity Plan, they will, upon continuing to be employed by the Company for three years from the date of acquiring shares under the STI Equity Plan, receive additional Company shares equal to:

i.	50 per cent of their Company shares acquired (“Matching Shares”) and

ii.	shares equal to the amount of dividends that would have been paid on the Matching Shares if they had been acquired at the same time as the initial shares (“Dividend Equivalent Shares”). This Plan has ceased from January 1, 2008. The STI Equity Plan did not apply to STI payments for the 2008 year.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Shareholdings

The numbers of shares in the company held during the financial year by each director of Alumina Limited and the key management personnel of the company and consolidated entity, including their personally-related entities, are set out below.

2008

Name	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year	Balance at the end of the year
Directors of Alumina Limited
Ordinary shares
D M Morley	425,183	—	120,333	545,516
P A F Hay	42,890	—	16,951	59,841
R J McNeilly	35,624	—	17,819	53,443
M R Rayner [1]	32,945	—	2,411	35,356
J Pizzey	13,217	—	10,232	23,449
J Bevan	—	—	108,360	108,360
J Marlay [2]	98,338	—	1,065	99,403
K A Dean	9,741	—	12,662	22,403

[1]	Mr Rayner retired as a director of Alumina Limited on May 1, 2008. The balances of shares held against his name are as at May 1, 2008.
[2]	Mr Marlay resigned from the Company on June 16, 2008. The balances of shares held against his name are as at June 16, 2008.

Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	33,147	—	13,716	45,863
2007
Name	Balance at the start of the year	Received during the year on the exercise of option/rights	Other changes during the year	Balance at the end of the year
Directors of Alumina Limited
Ordinary shares
D M Morley	420,994	—	4,189	425,183
P A F Hay	41,212	—	1,678	42,890
R J McNeilly	31,433	—	4,191	35,624
M R Rayner	29,720	—	3,225	32,945
J Pizzey	—	—	13,217	13,217
J Marlay	90,338	—	8,000	98,338
K A Dean	—	—	9,741	9,741

Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	28,675	—	4,772	33,147

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The issued capital of Alumina is currently constituted by one class of registrable voting securities being ordinary shares.

As at March 31, 2009, Alumina had on issue 1,459,857,251 fully paid ordinary shares.

Alumina is not directly or indirectly owned or controlled by another corporation, any foreign government or any person.

The following table sets forth, as at March 31, 2009, information in respect of:

(i)	any person who is known to Alumina to be the registered owner of more than 5% of any class of its voting securities; and

(ii)	the total amount of any class of its voting securities owned by the Directors and Executive General Managers of Alumina as a group.

Title of class	Identity of person or group	Amount owned	% of class
Fully paid Ordinary Shares	National Nominees Ltd	242,739,219	16.63

	HSBC Custody Nominees (Aust) Limited	236,070,435	16.17

	ANZ Nominees Limited	218,494,947	14.97

	J P Morgan Nominees Australia Ltd	173,861,187	11.91

	Citicorp Nominees Pty Limited	84,135,051	5.76

Fully paid Ordinary Shares(1)	Directors and Executive officers of Alumina as a group	1,028,651	0.07

(1)	Includes Alumina’s ADS’s

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The nominee companies listed in the previous table hold these fully paid Ordinary Shares on behalf of numerous beneficial owners. Beneficial owners known to have owned more than 5% of the issued and outstanding fully-paid ordinary shares are listed below. Their history of significant changes over the last three years is outlined below:

Beneficial Owner	Date	Number of Shares	% Shareholding
NWQ Investment Management Company LLC	08/04/2006	102,017,042	8.70%
	05/25/2006	78,189,180	6.70%
	03/01/2006	58,495,938	5.02%
Franklin Resources Inc. and its affiliates	03/20/2009	104,006,012	7.12%
	06/10/2008	70,439,925	6.11%
	04/16/2008	58,170,736	5.05%

All fully paid shareholders have the same voting rights as any other fully paid shareholder. There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of Alumina.

As at March 31, 2009, 386,663 Alumina fully paid Ordinary Shares were registered in the name of 232 residents of the United States and represented approximately 0.03% of the total number of Alumina fully paid ordinary shares issued and outstanding. As at March 31, 2009, 33,898,244 Alumina ADRs were outstanding (representing 135,592,976 Alumina fully paid ordinary shares) and were registered in the name of 270 residents of the United States and represented approximately 9.29% of the total number of fully paid ordinary shares issued and outstanding.

B.	Related Party Transactions

Loans to directors

No loans were provided in 2008 or 2007, and no balances remain outstanding at 2008 or 2007.

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

Non-executive directors participate in a share plan that requires that directors to allocate a minimum of 10 per cent of their annual fees to acquiring shares in the Company. Those shares are purchased on-market on behalf of the directors. Shares are not allocated on performance but in lieu of receiving cash remuneration. Non-executive directors have the option to increase, above the minimum, the proportion of their remuneration they receive as shares. There are no discounts provided to directors for the acquisition of shares under the plan. All costs associated with acquiring shares are borne by the director. It is company policy that directors hold shares in the Company having a value approximately equal to their annual fees by the expiry of their first term as director. Participation in the plan further aligns the directors’ interests with those of shareholders.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

	2008	2007
*	Number of Alumina Limited shares
The aggregate number of vested shares granted to executives through participation in the Alumina Employee Share Plan was:	—	—

Details of shares and share options held by directors of the parent entity or their director- related entities at period end are as follows: - fully paid shares	813,012	657,938

*	Individual directors beneficially own less than 1% of total ordinary shares outstanding, the only class of shares issued by Alumina Limited.

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

Other Related Parties

On November 19, 2008, Alumina Finance Limited (“Lender”), a wholly-owned subsidiary of Alumina Limited, along with Aluminio Espanol S.A. (“Lender”) entered into a Revolving Credit Facility Agreement with Alumina Espanola S.A. (“Borrower”), an entity which forms part of AWAC. The lenders from time to time will lend to the Borrower amounts up to a maximum outstanding principal not to exceed Euro 150 million for the purpose of funding the Borrower’s alumina refinery operating needs. At December 31, 2008, Euro 35.5 million, (A$72.1 million) has been advanced by Alumina Finance Limited.

Whilst this agreement remains effective, any amounts required by the Borrower from April 20, 2009 will be loaned by Alumina Limited rather than the Alumina Finance Limited, and Aluminio Espanol S.A. under a separate agreement.

During December 2008, Alcoa of Australia Limited, an associated entity forming part of AWAC, advanced a total of US$34.8 million (A$50.8 million) to Alumina Limited. These funds were used by Alumina Limited to fund the remaining 2008 funding requirements for AWAC’s investment in Brazil. The loan was repaid in January 2009.

There are no other related party transactions.

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

Native title may exist in areas where it has not been extinguished. Although a determination of native title does not invalidate another’s validly granted, the High Court decision in the Wik Peoples v Queensland (1996) 187 CLR 1 (“wik”) case, made it clear that native title may co-exist with other forms of tenure where that tenure is not exclusive, provided the native title rights are not incompatible with the exercise of the other rights.

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

Alcoa of Australia Ltd’s operations fall within the Gnaala Karla Booja native title claim (Federal Court file number WG6274/98), which is yet to be determined and the WAD6006/03 Combined Single Noongar claim.

However, as a result of the Ward decision, the potential exposure of Alcoa of Australia Ltd to this claim is significantly reduced by the High Court’s finding that any native title right in minerals (if it could be established on the evidence) has been extinguished.

(b)	Victoria

Alcoa of Australia Ltd’s interest in Portland Smelter falls within the two of the Gunditjmara native title claims, namely Gunditjmara #1 VID6004/98 (which has been determined) and Gunditjmara #2 VID655/06 (which is yet to be determined).

The Portland Smelter is situated on a freehold title and all validly granted freehold titles were excluded from the claim. The Gunditjmara #2 VID655/06 only affects a small portion of the land on which the Portland Conveyor is situated pursuant to a Conveyor Licence Agreement.

While native title may still exist in the above Western Australian and Victorian claim areas, all valid grants of tenure over those years will prevail to the extent of any inconsistency. The validity of Alcoa of Australia Ltd’s tenure has not been challenged and Alcoa of Australia Ltd does not know of any basis upon which such tenure may be found invalid. Accordingly, Alcoa of Australia Ltd is entitled to continue its operations not withstanding any native title rights and interests subsisting in those areas.

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

As previously reported, in September 1998, Hurricane Georges struck the U.S. Virgin Islands, including the St. Croix Alumina, L.L.C. (SCA) facility on the island of St. Croix. The wind and rain associated with the hurricane caused material at the location to be blown into neighbouring residential areas. Various cleanup and remediation efforts were undertaken by or on behalf of SCA. A Notice of Violation was issued by the Division of Environmental Protection of the Department of Planning and Natural Resources of the Virgin Islands Government, and has been contested by the company. A civil suit was commenced in the Territorial Court of the Virgin Islands by certain residents of St. Croix in February 1999 seeking compensatory and punitive damages and injunctive relief for alleged personal injuries and property damages associated with “bauxite or red dust” from the SCA facility. The suit, which has been removed to the District Court of the Virgin Islands (the “Court”), names SCA, Alcoa Inc., and Glencore Ltd. as defendants, and, in August 2000, was accorded class action treatment. The class is defined to include persons in various defined neighbourhoods who “suffered damages and/or injuries as a result of exposure during and after Hurricane Georges to red dust and red mud blown during Hurricane Georges.” All of the defendants have denied liability, and discovery and other pre-trial proceedings have been underway since 1999. In October 2003, the defendants received plaintiffs’ expert reports. These reports also claim that the material blown during Hurricane Georges consisted of bauxite and red mud, and contained crystalline silica, chromium, and other substances. The reports further claim, among other things, that the population of the six subject neighbourhoods as of the 2000 census (a total of 3,730 people) has been exposed to toxic substances through the fault of the defendants, and hence will be able to show entitlement to lifetime medical monitoring as well as other compensatory and punitive relief. These opinions have been contested by the defendants’ expert reports, that state, among other things, that plaintiffs were not exposed to the substances alleged and that in any event the level of alleged exposure does not justify lifetime medical monitoring.

FINANCIAL INFORMATION

In August 2005, Alcoa and SCA moved to decertify the plaintiff class, and in March 2006, the assigned magistrate judge issued a recommendation that class certification be maintained for liability issues only, and that the class be decertified after liability issues have been resolved. This recommendation has been adopted by the assigned district judge. Alcoa and SCA have turned over this matter to their insurance carriers who are providing a defence. Glencore Ltd. is jointly defending the case with Alcoa and SCA and has a pending motion to dismiss. On June 3, 2008, the Court granted defendants’ joint motion to decertify the class of plaintiffs, and simultaneously granted in part and denied in part plaintiffs’ motion for certification of a new class. Under the new certification order, there is no class as to the personal injury, property damage, or punitive damages claims. (The named plaintiffs had previously dropped their claims for medical monitoring during the course of the briefing of the certification motions.) The Court did certify a new class as to the claim of on-going nuisance, insofar as plaintiffs seek cleanup, abatement, or removal of the red mud currently present at the facility. The Court expressly denied certification of a class as to any claims for remediation or clean up of any area outside the facility (including plaintiffs’ property). The new class may seek only injunctive relief rather than monetary damages. Named plaintiffs, however, may continue to prosecute their claims for personal injury, property damage, and punitive damages. The company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

As previously reported, in May 2005, Alcoa World Alumina LLC and St. Croix Alumina, L.L.C. were among the defendants listed in a lawsuit brought by the Commissioner of the Department of Planning and Natural Resources, Dean Plaskett, in his capacity as Trustee for Natural Resources of the Territory of the United States Virgin Islands in the District Court of the Virgin Islands, Division of St. Croix. The complaint seeks damages for alleged injuries to natural resources caused by alleged releases from an alumina refinery facility in St. Croix that was owned by St. Croix Alumina, L.L.C. from 1995 to 2002. Also listed in the lawsuit are previous and subsequent owners of the alumina refinery and the owners of an adjacent oil refinery. Claims are brought under CERCLA, U.S. Virgin Islands law, and common law. The plaintiff has not specified in the complaint the amount it seeks in damages. The defendants filed motions to dismiss and, in September 2006, filed a motion for an order staying discovery pending resolution of those motions. In September 2007, the court asked the parties to brief the issue of whether the natural resource provisions of the federal Superfund law pre-empted territorial statutory and common law claims in the case. The parties have complied. In October 2007, the plaintiff and St. Croix Renaissance Group, L.L.L.P. (SCRG) filed a joint Agreement and Consent Decree to resolve SCRG’s liability in the lawsuit, along with any CERCLA liability it may have with respect to the facility. The remaining defendants each filed objections to the Agreement and Consent Decree, and on October 22, 2008, the court denied entry of the Agreement and Consent Decree. On October 31, 2008, the court ruled on the motions to dismiss that were submitted by all defendants in 2005. The court dismissed two counts from the complaint (common law trespass and V.I. Water Pollution Control Act), but denied the motions with regard to the other six counts (CERCLA, V.I. Oil Spill Prevention and Pollution Control Act, and common law strict liability, negligence, negligence per se and nuisance). The court also ruled that the Virgin Islands Government was the proper plaintiff for the territorial law claims and required re-filing of the complaint by the proper parties, which was done on November 18, 2008. AWA and SCA filed an answer, counterclaim and cross-claim against SCRG in response to the complaint on December 4, 2008. SCRG filed an answer to the AWA and SCA cross-claim on January 5, 2009. In response to the plaintiffs’ amended complaint, the other former owners of the alumina refinery filed answers, counterclaims, and cross-claims against SCRG and certain agencies of the Virgin Islands government. The owners of the oil refinery filed a motion for summary judgment. Responsive pleadings from plaintiffs and cross-claimants are pending. By order of the magistrate judge, the parties made initial disclosures on February 17, 2009. This litigation is in its preliminary stages and the company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

As previously reported, in December 2006, St. Croix Alumina, L.L.C. (SCA) was sued by the Commissioner of the Department of Planning and Natural Resources (DPNR), U.S. Virgin Islands, in the Superior Court of the Virgin Islands, Division of St. Croix. The plaintiff alleges violations of the Coastal Zone Management Act and a construction permit issued thereunder. The complaint seeks a civil fine of $10,000 under the Coastal Zone Management Act, civil penalties of $10,000 per day for alleged intentional and knowing violations of the Coastal Zone Management Act, exemplary damages, costs, interest and attorney’s fees, and “other such amounts as may be just and proper.” SCA responded to the complaint on February 2, 2007 by filing an answer and motion to disqualify DPNR’s private attorney. The parties fully briefed the motion and are awaiting a decision from the court. This litigation is in its preliminary stages and the company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

FINANCIAL INFORMATION

As previously reported, in December 2006, St. Croix Alumina, L.L.C. (SCA), along with unaffiliated prior and subsequent owners, were sued by the Commissioner of the DPNR, U.S. Virgin Islands, in the Superior Court of the Virgin Islands, Division of St. Croix. This second suit alleges violations by the defendants of certain permits and environmental statutes said to apply to the facility. The complaint seeks the completion of certain actions regarding the facility, a civil fine from each defendant of $10,000 under the Coastal Zone Management Act, civil penalties of $50,000 per day for each alleged violation of the Water Pollution Control Act, $10,000 per day for alleged intentional and knowing violations of the Coastal Zone Management Act, exemplary damages, costs, interest and attorney’s fees, and “other such amounts as may be just and proper.” SCA responded to the complaint on February 2, 2007 by filing an answer and motion to disqualify DPNR’s private attorney. The parties fully briefed the motion and are awaiting a decision from the court. In October 2007, Plaintiff and defendant SCRG entered into a settlement agreement resolving claims against SCRG. Plaintiff filed a notice of dismissal with the court, and the court entered an order dismissing SCRG on November 2, 2007. SCA objected to the dismissal and requested that the court withdraw its order, and the parties have briefed SCA’s objection and request. A decision from the court is pending. On November 10, 2007, SCA filed a motion for summary judgment seeking dismissal of all claims in the case. The parties completed briefing of the motion in January 2008. A decision from the court is pending. This litigation is in its preliminary stages and the company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

As previously reported, on January 22, 2007, the City of Point Comfort, Texas filed suit against Alcoa World Alumina LLC (AWA) in the United States District Court for the Southern District of Texas, Victoria Division. Served on January 31, 2007, the suit alleged that air emissions from AWA’s Point Comfort facility caused personal injury and property damage to the city and its residents. In April 2008, AWA agreed to pay the City of Point Comfort the sum of $324,000 in settlement and to pay the City’s attorneys’ fees in the amount of $45,000. AWA also agreed to institute several operational changes at its Point Comfort Plant. AWA and the City of Point Comfort also agreed to form a “Point Comfort Citizens Panel” to improve communications between local citizens and the plant. The City granted AWA a full release and agreed to dismiss its lawsuit with prejudice.

As previously reported, in September 2005, the Brazilian Federal Public Prosecutors’ office challenged the issue of the installation licence for the Juruti project, alleging a lack of jurisdiction of the Executive Department of Sciences, Technology and Environment – SECTAM (state agency) to conduct the licensing. This proceeding is currently before the Court of Obidos – PA, awaiting revaluation of the initial petition, due to the decision made by the Federal Judge of Santarem.

As previously reported, on February 27, 2008 Alcoa Inc. received notice that Aluminium Bahrain (Alba) had filed suit against Alcoa and Alcoa World Alumina LLC, and others, in the U.S. District Court for the Western District of Pennsylvania (the Court), Civil Action number 08-299, styled Aluminium Bahrain B.S.C. v. Alcoa Inc., Alcoa World Alumina LLC, William Rice, and Victor Phillip Dahdaleh. The complaint alleges that certain Alcoa entities and their agents, including Victor Phillip Dahdaleh, have engaged in a conspiracy over a period of 15 years to defraud Alba. The complaint further alleges that Alcoa and its employees or agents (1) illegally bribed officials of the government of Bahrain and (or) officers of Alba in order to force Alba to purchase alumina at excessively high prices, (2) illegally bribed officials of the government of Bahrain and (or) officers of Alba and issued threats in order to pressure Alba to enter into an agreement by which Alcoa would purchase an equity interest in Alba, and (3) assigned portions of existing supply contracts between Alcoa and Alba for the sole purpose of facilitating alleged bribes and unlawful commissions. The complaint alleges that Alcoa and the other defendants violated the Racketeer Influenced and Corrupt Organizations Act (RICO) and committed fraud. Alba’s complaint seeks compensatory, consequential, exemplary, and punitive damages, rescission of the 2005 alumina supply contract, and attorneys’ fees and costs. Alba seeks treble damages with respect to its RICO claims.

On February 26, 2008, Alcoa had advised the U.S. Department of Justice (DOJ) and the Securities and Exchange Commission (SEC) that it had recently become aware of these claims, has already begun an internal investigation, and intended to cooperate fully in any investigation that the DOJ or the SEC may commence. On March 17, 2008 the DOJ notified Alcoa that it had opened a formal investigation and Alcoa has been cooperating with the government. In response to a motion filed by the DOJ on March 27, 2008, the Court ordered the suit filed by Alba to be administratively closed and that all discovery be stayed to allow the DOJ to fully conduct an investigation without the interference and distraction of ongoing civil litigation. The Court further ordered that the case will be reopened at the close of the DOJ’s investigation. The DOJ’s investigation is on-going.

FINANCIAL INFORMATION

The Company understands that Alcoa is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss. No member of the Group, nor any of its employees, are defendants in the litigation.

Other Financial Information

Dividend Policy

A fully franked final 2007 dividend of 12 cents per share was paid in March 2008. A dividend reinvestment program was introduced, and the March 2008 dividend reinvestment program was underwritten fully.

An interim dividend of 12 cents per share, fully franked, was paid in October 2008 on shares on issue prior to the Entitlement Issue. The October dividend reinvestment program was not underwritten.

No final dividend was declared for 2008. The total dividend of 12 cents per share, which was paid as an interim dividend in October, represented a dividend payout of 82 per cent of 2008 Net profit after tax. The Board decided not to declare additional dividends in respect of 2008. This decision has been taken to conserve cash and is consistent with other cash conservation measures, including curtailment of high cost production and the deferral of growth projects already announced. The Board will continue to review the dividend at each half year in light of current and expected business conditions.

Financing and Corporate Items

Net financing and corporate expenses for the year ended December 31, 2008 totalled A$72.4 million compared to A$56.9 million for the year ended December 31, 2007. The principal components were:

	Year Ended December 31, 2008	Year Ended December 31, 2007
Interest (received) / (receivable)	(3.5)	(2.6)
Interest paid / payable	48.8	45.7
Corporate expenditure	19.2	13.8
Change in fair value of derivatives	7.9	—

Net interest charged to profit was A$45.3 million for the year ended December 31, 2008 compared to A$43.1 million for the year ended December 31, 2007, due to higher average USD debt levels, offset by lower average interest rates as a result of decreases in LIBOR.

B.	Significant Changes

The recent weakening in the aluminium price has resulted in curtailment of higher cost production, and the prospect of continuing low global demand in 2009 is expected to result in further worldwide global alumina and aluminium curtailments while the aluminium market remains in surplus. Following the 3% decline in aluminium demand over 2008, demand is forecast to decline by 7% in 2009. The decline in demand has resulted in increased aluminium metal.

AWAC’s alumina production was reduced across the global refining system in late 2008 by a total of 1.5 mtpy in response to market conditions with a further 0.5 mtpy reduction in early 2009. The Alumar refinery, on schedule for completion mid 2009, will add to alumina production capacity in 2009. AWAC will continue to monitor demand and manage its global production to match demand, reduce production costs and conserve cash.

AWAC’s alumina production costs in 2009 are expected to reduce by more than US$50 per tonne, due to energy price declines and a weaker AUD. The actual alumina operating costs for 2009 will be impacted by the commodity and foreign exchange rates and AWAC production levels.

The linkage of AWAC’s long term alumina sales contracts to the LME aluminium price during 2009 is expected to increase, due to the expiry of certain long term contracts and the impact of a lower LME aluminium price on the mix of sales contracts.

The Company completed an accelerated non-renounceable pro rata entitlement offer in May 2009, which raised approximately A$979 million.

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

		Ordinary Shares		American Depositary Shares
Period		A$ High	A$ Low	US$ High	US$ Low
Month ended March 31, 2009		1.30	1.21	3.96	2.15
Month ended February 29, 2009		1.22	1.17	3.53	2.52
Month Ended January 31, 2009		1.14	1.09	5.05	2.81
Month Ended December 31, 2008		1.39	1.31	4.29	2.45

Year Ended December 31, 2008	First Quarter	6.51	4.50	24.26	15.86
	Second Quarter	6.75	4.61	25.36	18.00
	Third Quarter	4.98	2.92	18.43	8.25
	Fourth Quarter	3.25	0.98	11.21	2.39

Year Ended December 31, 2007	First Quarter	7.45	6.07	23.82	18.75
	Second Quarter	8.10	7.03	28.02	23.00
	Third Quarter	8.88	5.90	32.85	18.21
	Fourth Quarter	7.33	5.89	26.10	20.05

Year Ended December 31, 2006	First Quarter	8.01	6.46	23.97	19.01
	Second Quarter	8.15	6.05	25.04	17.87
	Third Quarter	7.25	5.83	21.60	17.63
	Fourth Quarter	6.94	5.96	21.20	17.51

Year Ended December 31, 2005	First Quarter	6.37	5.65	20.31	17.81
	Second Quarter	6.20	5.29	19.06	15.99
	Third Quarter	6.28	5.42	19.43	16.72
	Fourth Quarter	7.47	5.47	22.23	17.01

Year Ended December 31, 2004	First Quarter	6.80	5.13	21.16	15.30
	Second Quarter	5.55	4.87	16.87	13.47
	Third Quarter	5.74	5.01	16.39	14.28
	Fourth Quarter	5.96	5.14	18.62	15.18

The closing price of Alumina’s fully paid Ordinary Shares on December 31, 2008 was A$1.39 and on March 31, 2009 was A$1.28. The closing price of Alumina’s ADRs on December 31, 2008 was US$4.28 and on March 31, 2009 was US$3.71.

THE OFFER AND LISTING

B.	Plan of Distribution

Not applicable.

C.	Markets

Ordinary Shares

All of Alumina’s fully paid ordinary shares are listed on the ASX which presently constitutes the principal trading market for Alumina’s ordinary shares. The ASX is a nationally operated stock exchange with trading being carried out on automatic computer trading systems (“SEATS”). Alumina’s fully paid ordinary shares are also listed on the NYSE (traded as American Depositary Shares).

American Depositary Shares

In the United States, American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) represent fully paid ordinary shares of Alumina. Each ADR represents four fully paid ordinary shares. The ADRs are issued pursuant to a Deposit Agreement, dated October 6, 1989, as amended and restated on December 4, 2002 and as amended and restated as of January 17, 2008 between Alumina and the Depositary. On January 2, 1990, trading of Alumina’s ADSs commenced on the New York Stock Exchange (“NYSE”) under the symbol “WMC”. WMC’s ADSs ceased trading on the NYSE on December 3, 2002 and recommenced trading on December 4, 2002 under the name of WMC Resources Ltd (“WMC”) and Alumina Limited (“AWC”).

As at March 31, 2009, 386,663 Alumina fully paid ordinary shares were registered in the name of 232 residents of the United States and represented approximately 0.03% of the total number of Alumina fully paid ordinary shares issued and outstanding. As at March 31, 2009, 33,898,244 Alumina ADRs were outstanding (representing 135,592,976 Alumina fully paid ordinary shares) and were registered in the name of 270 residents of the United States and represented approximately 9.29% of the total number of fully paid ordinary shares issued and outstanding.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ADDITIONAL INFORMATION

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Constitution

Alumina’s corporate organisation and conduct are, together with applicable legal requirements, governed by its corporate constitution (the “Constitution”). Set forth below is a summary of the principal terms of the Constitution, and certain legal requirements.

Company Objects & Purposes

Alumina is registered as a public company limited by shares under the Corporations Act 2001 of the Commonwealth of Australia (the “Corporations Act”) and is registered with Australian Business Number 85 004 820 419. It is listed on the Australian Securities Exchange (the “ASX”).

The Constitution was adopted by shareholders at the Annual General Meeting held on May 7, 2009. The Constitution does not specify Alumina’s objects and purposes. Rather, under section 124 of the Corporations Act, Alumina has the legal capacity and powers of an individual, and all the powers of a body corporate.

Directors’ Powers & Qualifications

Subject to the Corporations Act and the ASX listing rules (the “Listing Rules”), a director who has an interest in a matter may vote in respect of that matter if it comes before the directors, and be counted as part of the quorum (rule 59(b)(i). Pursuant to section 195 of the Corporations Act, a director who has an interest in a matter is only permitted to vote in respect of that matter if either: that interest does not need to be disclosed to the other directors under the Corporations Act; or the directors who do not have an interest in the matter have passed a resolution that identifies the director, the nature of the director’s interest in the matter and its relation to the company, and also that the directors are satisfied that the interest should not disqualify the director from voting; or the Australian Securities and Investments Commission by declaration or order permits that to occur.

Directors are to be paid for their services. Each non-executive director is to be paid or provided remuneration for services, determined by the directors, at the time and in the manner determined by the directors, the total amount or value of which in any year may not exceed an amount approved by Alumina in general meeting. An executive director may be appointed on terms as to remuneration, tenure of office and otherwise, as may be determined by the directors (rules 48(a), (b) and (g)).

The directors can be paid remuneration in kind (i.e. other than in cash), provided that any amount paid to a director other than in cash does not exceed in value the amount that they would be entitled to receive if the remuneration was paid in cash (rule 48(d)).

In addition, the directors are also entitled to be paid or reimbursed for all travelling and other expenses properly incurred by them in attending and returning from any meeting of the directors or of Alumina (rule 48(e)).

If any director, with the approval of the directors, performs extra services or makes any special exertions for the benefit of Alumina, that director may receive special and additional remuneration as determined by the directors, having regard to the value of the extra services or special exertions. Any special or additional remuneration must not include a commission on or percentage of profits or operating revenue or turnover (rule 48(f)).

The Constitution does not contain any age limit requirement for the retirement of directors.

Directors are not required to hold shares in the capital of Alumina (rule 46).

A director may not hold office for a continuous period in excess of three years or past the third Annual General Meeting following the director’s appointment, whichever is the longer, without submitting for election or re-election. If no director would otherwise be required to submit for election or re-election but the Listing Rules require that an election of directors be held, the director to retire at the Annual General Meeting is the director who has been longest in office since their last election (rule 47(a)).

ADDITIONAL INFORMATION

Rights & Restrictions Attaching to Each Class of Shares

Alumina has only one class of shares on issue, i.e. ordinary class. The rights attached to ordinary shares include the right to dividends in the event that the directors determine that a dividend is payable. The directors may fix the amount, the time for payment and the method of payment of a dividend. Dividends may be paid by the payment of cash, the issue of shares, the grant of options and the transfer of assets, including shares in another body corporate (or any combination of them) (rule 67(a)).

Subject to law, all unclaimed dividends may be invested or otherwise used by the directors for the benefit of Alumina until claimed or disposed of according to law (rule 71(d)).

The voting right attached to ordinary shares is the right to vote in person or by proxy, by attorney or, where the shareholder is a body corporate, by representative at meetings of shareholders (rule 41 (a)).

On a show of hands, each shareholder (regardless of the number of shares held) has one vote (rule 41(b)(i)). On a poll, each shareholder may exercise one vote for each fully paid ordinary share held. In respect of a partly paid share, each shareholder has that fraction of a vote equivalent to the proportion which the amount paid up on that share bears to the total amount paid and payable for that share (rule 41 (c)).

A shareholder is not entitled to vote at a general meeting or to be counted for the purpose of constituting a quorum unless all calls and other sums presently payable by the shareholder in respect of shares have been paid (rule 42).

For the purposes of determining voting entitlements at a general meeting, shares will be taken to be held by those persons recorded in the register of members at the time and date determined by the directors under regulations 7.11.37 and 7.11.38 of the Corporations Regulations 2001 of the Commonwealth of Australia.

Dividends are only payable out of Alumina’s profits (section 254T of the Corporations Act).

In the event of a winding up, ordinary shares rank equally in the division of any surplus (section 555 of the Corporations Act).

Shareholders cannot redeem ordinary shares.

The holders of fully paid ordinary shares have no further liability to Alumina in respect of those shares. The holders of partly paid shares are liable to Alumina once a call is made for the payment of the unpaid amount (rule 21(a)).

There is no provision in the Constitution which discriminates against an existing or prospective shareholder as a result of that shareholder owning a substantial number of shares unless such ownership leads to a proportional takeover bid (see heading “Proportional Takeover Approval” below).

To vary or cancel the rights attached to ordinary shares, a special resolution approving the variation or cancellation must be passed at a special meeting of the holders of ordinary shares, or by consent in writing signed by the holders of at least three fourths of the issued ordinary shares (section 246B(2) of the Corporations Act).

Unless otherwise provided by the terms of issue, the issue of any new shares ranking equally with existing shares (whether in the same or a different class) is not a variation of the rights conferred on the holders of the existing shares (rule 5(b)).

The directors may refuse to register any transfer of shares if permitted to do so under the Listing Rules (rule 25(a)(iii)).

ADDITIONAL INFORMATION

General Meetings of the Company

By a resolution of the directors, a general meeting of Alumina may be convened at the time and place or places and in the manner determined by the directors. No shareholder may convene a general meeting of Alumina unless entitled to do so under the Corporations Act (rule 30).

Where the company has called a general meeting, notice of the meeting may be given in the form and manner in which the directors determine (rule 31). At least 28 days notice must be given of a general meeting (section 249HA of the Corporations Act).

All shareholders may attend general meetings in person, or be represented by the attendance of a proxy, attorney or, where the shareholder is a body corporate, a representative, none of whom need be shareholders of Alumina in their own right (rule 41).

The quorum for a general meeting is three members present in person or by proxy, by attorney or, where the shareholder is a body corporate, by representative (rule 33(b)). If there is not a quorum within 30 minutes after the time specified in the notice of the meeting, the meeting is dissolved unless the chair or the directors adjourn the meeting to a date, time and place determined by the chair and the directors. If no quorum is present at any adjourned meeting within 30 minutes after the time for the meeting, the meeting is dissolved (rule 33(c)).

Limitations on the Right to Own Securities

Alumina’s Constitution does not impose limitations on the right to own securities.

However, the rights non-resident or foreign shareholders to hold or exercise voting rights on Alumina’s securities are subject to the Foreign Acquisitions and Takeovers Act 1975 of the Commonwealth of Australia. The Treasurer of the Australian Federal Government has the power to prohibit the acquisition of a controlling interest in any Australian company by a foreign person or foreign persons, if the Treasurer is of the opinion that the acquisition would be contrary to the national interest. For this purpose, a shareholding of 15% or more held by a single foreign person or 40% or more held by two or more foreign persons is deemed to constitute a controlling interest.

In addition, section 50 of the Trade Practices Act 1974 of the Commonwealth of Australia prohibits an acquisition of shares that would have the effect, or be likely to have the effect, of substantially lessening competition in a substantial market for goods or services, unless the acquisition is authorised by the Australian Competition and Consumer Commission.

Finally, while not a direct limitation on the right to own securities, the Constitution does permit Alumina to manage its shareholder base by selling the securities of a shareholder who holds less than a marketable parcel of securities, subject to certain procedures being followed (rule 76).

Proportional Takeover Approval

Where a proportional takeover bid is made under the Corporations Act for shares in Alumina (ie a bid is made for a specified proportion, but not all, of each holder’s bid class shares), the registration of any transfer of shares giving effect to a takeover contract under the proportional takeover bid is prohibited unless and until a resolution to approve the proportional takeover bid is passed in accordance with rule 80 of the Constitution (rule 79). The resolution is to be considered at a meeting convened and conducted by Alumina, of the persons entitled to vote on the resolution (rule 80(c)). The resolution is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one half (rule 80(d)). The provisions with respect to proportional takeover bids (i.e. rules 79 and 80) cease to have effect on the third anniversary of the date of their adoption or last renewal. The provisions were last adopted by shareholders on May 7, 2009, therefore they will operate until May 6, 2012, unless renewed earlier.

ADDITIONAL INFORMATION

Disclosure of Share Ownership

The Constitution does not prescribe an ownership threshold above which shareholders must disclose their holding to Alumina. However, Part 6C.1 of the Corporations Act imposes disclosure requirements on persons who acquire or cease to hold a substantial holding in Alumina (see section 9 of the Corporations Act for the definition of “substantial holding”). The disclosure must be given to Alumina and the ASX within the prescribed time.

Changes in Share Capital

Alumina may reduce or alter its share capital in any manner provided for by the Corporations Act (rule 29).

Alumina may reduce its share capital or buy back shares in accordance with the Corporations Act.

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

ADDITIONAL INFORMATION

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

ADDITIONAL INFORMATION

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

ADDITIONAL INFORMATION

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

ADDITIONAL INFORMATION

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

ADDITIONAL INFORMATION

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

ADDITIONAL INFORMATION

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

ADDITIONAL INFORMATION

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

•	Liberia, including former Liberian President Charles Taylor and his associates; or

•	Côte d’Ivoire, the Democratic People’s Republic of Korea, the Democratic Republic of the Congo, Iran, Lebanon, or Sudan.

ADDITIONAL INFORMATION

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

ADDITIONAL INFORMATION

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

Australian Good and Services tax (GST)

Neither the issue or transfer of an ADS or our Ordinary Shares or the payment or receipt of a dividend will give rise to a liability to goods and services tax in Australia.

Australian Stamp Duty

No Australian stamp duty will be payable on the issue or transfer of an ADS in Alumina Limited or the transfer of our Ordinary Shares in Alumina Limited.

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

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

ADDITIONAL INFORMATION

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

Dividends paid to U.S. holders with respect to our Ordinary Shares or ADS and that are unfranked or partially unfranked are subject to Australian withholding tax at a maximum rate of 15% with respect to the unfranked portion of the dividend payment. Subject to certain limitations, the Australian tax withheld in accordance with the Treaty and paid over to Australia generally will be creditable against your United States federal income tax liability.

ADDITIONAL INFORMATION

Dividends will be income from sources outside the United States, and will, depending on your circumstances, be either “passive income” or “general income” for purposes of computing the foreign tax credit allowable to you. Dividends qualifying for the special 15% maximum U.S. tax rate are subject to special rules in determining a taxpayer’s foreign tax credit limitation.

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

ADDITIONAL INFORMATION

If you own Ordinary Shares or ADS in a PFIC that are treated as marketable shares, you may also make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your Ordinary Shares or ADS at the end of the taxable year over your adjusted basis in your Ordinary Shares or ADS. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your Ordinary Shares or ADS over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the Ordinary Shares or ADS will be adjusted to reflect any such income or loss amounts.

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

All controlled entities are wholly owned, unless otherwise indicated. Alumina’s significant subsidiaries are described in Item 4C – “Key Information – Organizational Structure”. The following is a list of all entities controlled by Alumina as of March 31, 2009.

Controlled Entities	Place of Incorporation
Alumina Holdings (USA) Inc.	Delaware, USA
Alumina (U.S.A.) Inc.	Delaware, USA
Westminer (Investments) B.V.	Netherlands
Alumina Brazil Holdings Pty Ltd	Victoria, Australia
Alumina Finance Limited	Victoria, Australia
Westminer Acquisition (U.K.) Limited	UK
Westminer International (U.K.) Limited	UK
Alumina International Holdings Pty. Ltd.	Victoria, Australia
Butia Participaçoes SA	Brazil

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information about Market Risk

Continuing operations

Alumina’s policy is generally not to hedge its commodity or currency exposure other than to secure the Australian dollar value of foreign currency bank accounts. This policy will be reviewed periodically. AWAC has previously sought to manage its exposure to both the aluminium price and the A$/US$ exchange rate through the use of derivative products. There were no aluminium hedge positions in place at December 31, 2008.

During November 2008 the Company transacted a series of currency options to limit the risk of cost increases should the BRL strengthen during the remaining construction period of AWAC’s current growth projects in Brazil.

The Group is exposed to commodity price risk through its investment in AWAC. AWAC manages commodity price risk through long-term purchase contracts for some input costs. Some energy price risk is managed through short-term commodity hedges. AWAC does not hedge its aluminium price risk.

Commodity Price Risk

A table showing the movement in the selling price of aluminium over the last five years is set out below. Sensitivity analysis in relation to commodity price risk can be found in note 2 to the Financial Report on page F-15.

AVERAGE QUARTERLY PRICES

Financial Year Ended	Aluminium London Metal Exchange US$/lb
December 31, 2004
First Quarter	0.76
Second Quarter	0.77
Third Quarter	0.78
Fourth Quarter	0.83

December 31, 2005
First Quarter	0.86
Second Quarter	0.81
Third Quarter	0.84
Fourth Quarter	0.94

December 31, 2006
First Quarter	1.10
Second Quarter	1.22
Third Quarter	1.15
Fourth Quarter	1.24

December 31, 2007
First Quarter	1.25
Second Quarter	1.27
Third Quarter	1.18
Fourth Quarter	1.14

December 31, 2008
First Quarter	1.26
Second Quarter	1.36
Third Quarter	1.29
Fourth Quarter	0.86
First Quarter 2009	0.63

As at December 31, 2008, the group had no outstanding hedge contracts over future sales of alumina or aluminium.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk

Foreign currency risk relates to Alumina’s exposure to changes in exchange rates. Alumina’s revenue streams are significantly derived from the sale of its commodity production in US dollars and the amount of Australian dollar revenue it receives fluctuates with the moving AUD/USD exchange rate.

Alumina Limited’s 2009 earnings sensitivities, based on 2008 earnings and 2008 average A$/US$ exchange rates is that each one cent movement in the average Australian dollar/US dollar exchange rate is expected to impact earnings by approximately A$7 million.

Further sensitivity analysis in relation to exchange rate risk can be found in note 2 to the Financial Report on page F-15.

Interest rate risk

Interest rate risk refers to Alumina’s exposure to movements in interest rates. Alumina is primarily exposed to interest rate risk on its outstanding interest bearing liabilities, excluding the convertible bond, primarily determined by the US$ 3 month LIBOR rate. As the interest rates fluctuate, the amount of interest payable on debt balances where the interest rate is not fixed will also fluctuate. Sensitivity analysis in relation to interest rate risk can be found in note 2 to the Financial Report on page F-15.

During 2008 Alumina Limited drew funding from committed bank facilities, including a US$700 million multi-currency one, three and five year debt facility established in 2006. Additional bank facilities were put in place during 2007 and 2008, and in 2008 US$350 million of Convertible Bonds were issued, carrying a fixed interest of 2.0% per annum.

As at December 31, 2008 the group had short term bank debt outstanding totaling A$360.9 million or US$250 million and long term debt outstanding totaling A$686.9 million or US$475.9 million.

As at December 31, 2007 the group had short term bank debt outstanding totaling A$440.6 million or US$385.8 million and long term debt outstanding totaling A$565.8 million or US$495.5 million.

Interest rate and cross-currency swaps

As at December 31, 2008 and at December 31, 2007, the group had no outstanding interest rate hedging contracts in relation to its debt.

As at December 31, 2008 and at December 31, 2007, the group had no cross currency swaps in place.

B. Qualitative Information About Market Risk

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

A. Disclosure Controls and Procedures

Under the supervision and with the participation of Alumina’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of Alumina’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2008. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as at December 31, 2008, in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to the Company’s management, as appropriate to allow timely decisions regarding disclosure.

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

Alumina’s management under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of its internal control over financial reporting based on the criteria in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that Alumina’s internal control over financial reporting was effective as of December 31, 2008.

C. Attestation Report of the Registered Public Accounting Firm

Alumina’s internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears on page F-44 herein.

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Summary of Fees

	A$Thousand
	2008		2007
Amounts received or due and receivable by PricewaterhouseCoopers Australia:
Audit and review of the financial reports	751	[1]	379
Other regulatory audit services	172		235

	923		614

Other assurance services	337		200

Amounts received or due and receivable by related practices of PricewaterhouseCoopers Australia:
Overseas taxation services	318		54

Total	1,578		868

[1] Additional fees were principally incurred in relation to funding activities

Audit Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filing engagements for 2008 and 2007 are approximately A$751,000 and A$379,000 respectively.

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of Alumina’s financial statements and not reported under Audit Fees for 2008 and 2007 are approximately A$172,000 and A$235,000 respectively. The nature of services comprising the fees disclosed under this category were the audit of the 20-F.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for tax services by the principal accountant that are not related to the performance of the audit or review of Alumina’s financial statements and are not reported under Audit Fees are A$318,000 and A$54,000 in 2008 and 2007, respectively. The nature of services comprising the fees disclosed under this category are for tax compliance work in relation to Alumina’s subsidiaries incorporated in the UK and the Netherlands.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported under Audit Fees, Audit-Related Fees and Tax Fees are A$337,000 and A$200,000 in 2008 and 2007, respectively. The nature of services comprising the fees disclosed under this category is advice on Sarbanes-Oxley compliance, International Financial Reporting Standards and other sundry agreed upon procedure engagements.

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

ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY ALUMINA AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

The New York Stock Exchange (“NYSE”) Listing Rules, Section 303A, have a broad regime of corporate governance requirements for NYSE-listed companies. Under the NYSE Listing Rules foreign private issuers, such as Alumina Limited, are permitted to follow home country practice in lieu of the requirements of Section 303A, except for the Listing Rule relating to compliance with Rule 10A-3 of the Securities Exchange Act of 1934 and certain notification provisions contained in Section 303A of the Listing Rules. Section 303A.09 of the Listing Rules, however, requires us to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. listed companies under NYSE Listing Rules. We have compared our corporate governance practices to the requirements of the Section 303A of the NYSE Listing Rules that would otherwise currently apply to foreign private issuers and note the following significant differences:

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

ITEM 17.	FINANCIAL STATEMENTS

Not applicable, as Alumina complies with Item 18.

FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements and Financial Statement Schedules

The attached financial statements and financial statement schedules, pages F1-F115, with a full index on page F2, together with the Reports of Independent Accountants thereon, are filed as part of this Annual Report and are incorporated herein by reference.

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

•

Alumina Finance Limited – Incorporated in Australia this company issued US$350,000,000 2% guaranteed convertible bonds due to mature in 2013 and convertible into fully paid ordinary shares in the share capital of Alumina Limited.

Exhibit 12 – Certifications

12.1	Certification by CEO, John Bevan

12.2	Certification by CFO, Judith Downes

Exhibit 13 – Certifications

13.1	Certification by CEO, John Bevan

13.2	Certification by CFO, Judith Downes

*	Previously filed as an exhibit to Alumina Limited’s Form 20-F for the year ended December 31, 2002.
**	Previously filed as an exhibit to Alumina Limited’s Form 20-F for the year ended December 31, 2007.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

(Signed)

Date: June 3, 2009		/s/ Judith Downes
	Name:	Judith Downes
	Title:	Chief Financial Officer

ALUMINA LIMITED

(Australian Business Number 85 004 820 419)

AND CONTROLLED ENTITIES

U.S. FINANCIAL REPORT

AS OF AND FOR THE YEAR ENDED

31 DECEMBER 2008

Prepared in accordance with

International Financial Reporting Standards (IFRS)

as issued by the International Accounting Standards Board

Amounts are stated in Australian dollars (A$) except where noted

ALUMINA LIMITED AND CONTROLLED ENTITIES

FINANCIAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2008

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

INCOME STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2008

			$Million
	Notes		2008	2007	2006
Revenue from continuing operations	4		3.5	2.6	1.4
Other income	5		0.4	0.2	—
General and administrative expenses			(19.2)	(13.8)	(10.7)
Change in fair value of derivatives			(7.9)	—	—
Finance costs	6	(a)	(48.8)	(45.7)	(25.1)
Share of net profits of associates accounted for using the equity method	12	(h)	242.6	494.6	546.6

Profit before income tax			170.6	437.9	512.2
Income tax expense	7	(a)	(2.6)	(1.5)	(1.1)

Profit attributable to members of Alumina Limited			168.0	436.4	511.1

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company:

Basic earnings per share	8		12.9c	35.7c	41.2c

Diluted earnings per share	8		12.9c	35.7c	41.2c

The above income statements should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

BALANCE SHEETS AS AT 31 DECEMBER 2008

			$Million
	Notes		2008	2007
CURRENT ASSETS
Cash and cash equivalents	10		66.8	29.1
Derivative financial instruments			6.6	—
Receivables – other	11		72.7	0.1
Other assets			1.6	—

Total current assets			147.7	29.2

NON-CURRENT ASSETS
Investments accounted for using the equity method	12		3,748.6	2,657.0
Property, plant and equipment	13		0.2	0.3
Deferred tax assets	18		2.1	2.1

Total non-current assets			3,750.9	2,659.4

TOTAL ASSETS			3,898.6	2,688.6

CURRENT LIABILITIES

Payables	14		55.6	15.8
Interest-bearing liabilities	15		360.9	440.6
Current tax liabilities			0.4	1.0
Provisions	16		0.1	0.1
Other			1.6	1.1

Total current liabilities			418.6	458.6

NON-CURRENT LIABILITIES
Interest-bearing liabilities	15		686.9	565.8
Provisions	17		0.3	0.3

Total non-current liabilities			687.2	566.1

TOTAL LIABILITIES			1,105.8	1,024.7

NET ASSETS			2,792.8	1,663.9

EQUITY
Contributed equity	19		1,444.4	411.9
Treasury shares	21	(f)	(0.7)	(0.7)
Reserves:
- Group			214.3	12.6
- Associates	12	(d)	1.9	1.4
Retained profits:
- Group	21	(e)	743.6	736.0
- Associates	12	(c)	389.3	502.7

TOTAL EQUITY			2,792.8	1,663.9

The above balance sheets should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2008

	Notes	$Million
		2008	2007	2006
Total equity at the beginning of the year		1,663.9	1,754.6	1,530.2

Change in the fair value of cash flow hedges, net of tax [1]	21(b)	0.5	16.7	(52.8)
Exchange differences on translation of foreign operations	21(a)	157.8	(18.8)	(11.3)

Net income/(loss) recognised directly in equity		158.3	(2.1)	(64.1)
Profit for the year		168.0	436.4	511.1

Total income and expense recognised in equity and profit during the year		326.3	434.3	447.0

Transactions with equity holders in their capacity as equity holders:
Dividend Reinvestment Plan		146.5	—	—
Rights issue, net of transaction costs		886.0	—	—
Option premium on convertible bonds		44.7	—	—
Transaction costs on convertible bonds		(1.1)	—	—
Contributions of equity, net of transaction costs		—	—	10.1
Movement in share based payments reserve	21(c)	0.3	0.7	0.5
Share buy back		—	(250.1)	—
Dividends provided for or paid		(273.8)	(275.6)	(233.2)

		802.6	(525.0)	(222.6)

Total equity at the end of the financial year		2,792.8	1,663.9	1,754.6

[1]	Short term AWAC energy price hedging, principally natural gas and fuel oil. Refer note 1(p).

The above statements of changes in equity should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CASH FLOW STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2008

	Notes	$Million
		2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of goods and services tax)		(22.5)	(13.6)	(10.5)
GST refund received		1.6	0.8	0.6
Dividends received from associates		356.0	444.9	521.1
Interest received		3.1	2.6	1.4
Interest paid		(55.1)	(42.6)	(15.7)
Income taxes (paid)/refunded		(1.2)	(1.6)	—
Other		(1.8)	(1.6)	—

Net cash inflow from operating activities	22(a)	280.1	388.9	496.9

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for investment in associates		(747.9)	(489.4)	(259.2)
Payments for investment in partnership		(40.0)	—	—
Loans to related parties		(70.0)	—	—
Payments for option premium		(14.5)	—	—

Net cash outflow from investing activities		(872.4)	(489.4)	(259.2)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of shares		118.2	—	10.1
Proceeds from issue of convertible bonds		360.0	—	—
Proceeds from borrowings		1,257.1	632.6	391.3
Repayment of borrowings		(1,802.2)	(146.0)	(252.4)
Proceeds from rights issue		910.3	—	—
Payments for rights issue related costs		(22.4)	—	—
Proceeds from related parties		50.8	—	—
Payments for purchases of buy-back shares		—	(250.1)	—
Dividends paid		(245.7)	(275.6)	(233.2)

Net cash inflow/(outflow) from financing activities		626.1	(39.1)	(84.2)

Net increase/(decrease) in cash and cash equivalents		33.8	(139.6)	153.5
Cash and cash equivalents at the beginning of the financial year		29.1	169.0	15.2
Effects of exchange rate changes on cash and cash equivalents		3.9	(0.3)	0.3

Cash and cash equivalents at the end of the financial year	10(a)	66.8	29.1	169.0

The above cash flow statements should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A	BASIS OF PREPARATION

This general purpose financial report for the year ended 31 December 2008 has been prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS) and the Corporations Act 2001.

The current assets for the Group are lower than the current liabilities for the Group. This is due to the classification of investment in associates as a non-current asset and the required classification of interest bearing liabilities. Since the end of the financial year, the Group has renegotiated the facilities that matured in 2009. The Group has obtained agreement on the extension of US$229 million of these facilities (refer Note 15(e)).

Compliance with IFRS

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). The financial report of Alumina Limited also complies with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit and loss.

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

(ii) Associates

Associates are those entities over which the consolidated entity exercises significant influence but not control over the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The consolidated entity’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s share of its associates’ post acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves, is recognised in reserves after aligning back to Group accounting policies. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates reduce the carrying amount of the investment.

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Deferred tax liabilities and assets are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

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

The head entity, Alumina Limited, and the controlled entities in the tax consolidated Group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated Group continues to be a stand alone entity in its own right.

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

Transactions and balances

Foreign currency transactions are initially translated into functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

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

•	all resulting exchange differences are recognised as a separate component of equity.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

All trade debtors are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts, which in practice will equal the amounts receivable upon settlement. Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off by reducing the carrying amount directly. An allowance account (provision for impairment of trade receivables) is used when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the impairment loss is recognised in the income statement within other expenses. When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance amount. Subsequent recoveries of amounts previously written off are credited against other expenses in the income statement.

G	CASH AND CASH EQUIVALENTS

For cash flow statement presentation purposes, cash and cash equivalents comprise cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are netted against cash on hand.

H	IMPAIRMENT OF ASSETS

The Group assesses at each balance date whether there is objective evidence that the investment in associates is impaired. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

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

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

J	DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment (excluding land and investment properties) over its expected useful life to the consolidated entity.

Office furniture	8 years

Computers and other office equipment	4 years

K	BORROWINGS

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the amortised cost (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised basis until extinguished or conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders’ equity, net of income tax effects.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

L	BORROWING COSTS

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

M	TRADE AND OTHER PAYABLES

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. These amounts are unsecured and are usually paid within thirty days of recognition.

N	REVENUE

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

O	EMPLOYEE BENEFITS

(i)	Salaries and annual leave

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

Share-based compensation benefits are provided to employees via the Alumina Employee Share Plan. Information to these schemes is set out in Note 20.

The fair value of options granted under the Alumina Employee Share Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

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

All actuarial gains and losses are recognised in earnings of the associates.

During 2007, accounting guidance “IFRIC 14 IAS-19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” was released clarifying the application of net asset capping. The new interpretation states that a net asset cap is applied after taking into consideration the future life of an entity rather than the future life of the existing Plan members. The new guidelines are mandatory for periods beginning on or after 1 January 2008.

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

P	DERIVATIVES

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

Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

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

Q	DIVIDENDS

Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at balance date.

R	EARNINGS PER SHARE

(i)	Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

S	SEGMENT REPORTING

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

T	PROVISIONS

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

U	CONTRIBUTED EQUITY

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

V	NEW ACCOUNTING STANDARDS

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2008 reporting periods. The Group’s assessment of the impact of these new standards and interpretations is set out below:

i) IFRS 8 Operating Segments

IFRS 8 is effective for annual reporting periods commencing on or after 1 January 2009. IFRS 8 will result in a significant change in the approach to segment reporting, as it requires adoption of a ‘management approach’ to reporting on financial performance. The information being reported will be based on what the key decision makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. Application of IFRS 8 may result in different segments, segment results and different types of information being reported in the segment note of the financial report. However, it will not affect any of the amounts recognised in the financial statements.

ii) Amendments to IAS 39– Eligible Hedged Items

This was issued in August 2008. It is effective for accounting periods beginning or after 1 July 2009 and must be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors .The amendment makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. The amendments are considered unlikely to have a material impact on the Group.

(iii) Revised IAS 1 Presentation of Financial Statements

A revised IAS 1 was issued in September 2007 and is applicable for annual reporting periods beginning on or after 1 January 2009. It requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity, but will not affect any of the amounts recognised in the financial statements. If an entity has made a prior period adjustment or has reclassified items in the financial statements, it will need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period. The Group intends to apply the revised standard from 1 January 2009.

(iv) IFRIC 16 Hedges of a Net Investment in a Foreign Operation

IFRIC 16 was issued in August 2008 and applies to reporting periods commencing on or after 1 October 2008. The interpretation clarifies which foreign currency risks qualify as hedged risk in the hedge of a net investment in a foreign operation and that hedging instruments may be held by any entity or entities within the group. It also provides guidance on how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item. IFRIC 16 will become mandatory for the Group’s 31 December 2009 financial statements. The Group has not yet determined the potential effect of the interpretation.

(v) Amendments to IFRS 1 First time adoption of International Reporting Standards and IAS 27 Consolidated and Separate Financial Statements – Cost of an Investment in subsidiary, Jointly Controlled Entity or Associate

This is effective for annual reporting periods commencing on or after 1 January 2009. The amendments change the recognition and measurement of dividend receipts as income and addresses the accounting of a newly formed parent entity in the separate financial statements. The amendments will apply to the Group’s 31 December 2009 financial statements. The Group has not yet determined the potential effect of the amendments.

W	ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the “rounding off’ of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, or as otherwise indicated.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

2.	FINANCIAL RISK MANAGEMENT

The Group has exposure to the following risks from their use of financial instruments:

•	Market risk

•	Credit risk

•	Liquidity risk

This note presents information about the Group’s exposure to each of the above risks, their objectives, policies and processes for measuring and managing risk, and the management of capital. Further quantitative disclosures are included throughout this financial report. The exposures to these risks by the parent are similar to those of the Group.

Financial risk management is carried out by a Treasury Committee which is responsible for developing and monitoring risk management policies.

Risk management policies are established to identify and analyse the risks faced by the Group and the parent, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group and parent’s activities.

(a)	MARKET RISK

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

The Group enters into derivatives, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines of the Treasury Committee.

(i)	Foreign exchange risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the Group’s functional currency. The Group operates internationally and is exposed to foreign exchange risk arising from various currencies, primarily the US dollar in which most of AWAC’s sales are denominated.

During 2008 the Group managed this risk partly by borrowing in US dollars to provide a hedge of its US dollar denominated assets, and by borrowing in Australian dollars for its further funding needs, however these Australian dollar borrowings have been repaid in full.

The Group generally does not hedge its other exposures except through the near-term forward purchase of currency to meet operating requirements. However, in December 2008 the Group paid US$9.3 million for BRL Call Options to reduce its exposure to movements in the BRL/USD exchange rate arising from capital expenditure on the Juruti and Alumar projects.

The Group’s assessed sensitivity of after tax profit to each one US cent movement in the average US dollar / Australian dollar exchange rate during 2008 was approximately $12 million.

In addition, had the Australian Dollar at 31 December 2008, weakened / strengthened by 20 per cent against the US Dollar, with all other variables held constant, post-tax profit for the year would have been $4.0 million higher / $6.0 million lower (2007: $4.2 million higher / $5.1 million lower based on 10 per cent), mainly as a result of foreign exchange gains/losses on translation of Alcoa of Australia’s US dollar denominated trade receivables, trade payables and the effect on the fair value of embedded derivatives in long term raw material purchase contracts.

Equity would have been $4.0 million higher / $6.0 million lower (2007: $4.2 million higher / $5.1 million lower based on 10 per cent) had the Australian dollar weakened / strengthened by 20 per cent against the US dollar, arising mainly as a result of foreign exchange gains/losses on translation of US dollar denominated items as detailed in the above section relating to profit. The sensitivity factors relating to Equity are the same as detailed in the above section relating to profit.

(ii)	Price risk

The Group is exposed to commodity price risk through its investment in the AWAC joint venture.

The price of AWAC sales of alumina and aluminium are, in most cases, related to the price of aluminium as quoted on the London Metal Exchange at the time of the shipment. During 2008, AWAC did not hedge its aluminium price risk.

As at 31 December 2008, had the LME Aluminium price weakened / strengthened by 20 per cent with all other variables held constant, post-tax profit for the year for the Group would have been $19.4 million lower/ $37.2 million higher (2007: $40.4 million higher / lower based on 10 per cent). The sensitivity of earnings to the LME aluminium price is not linear, as it reflects the mix of AWAC sales contracts on varying terms and may vary with significant changes in the LME aluminium price.

AWAC is exposed to the price of various other commodities used in the refining and smelting processes, particularly energy (oil, gas, coal and electricity) and caustic soda. AWAC manages commodity price risks through long-term purchase contracts for some input costs. Some energy price risk is managed through short-term commodity hedges.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

2.	FINANCIAL RISK MANAGEMENT (continued)

(iii)	Cash flow and fair value interest rate risk

The Group’s main interest rate risk arises from its borrowings. There are no long term borrowings within any AWAC entities.

Borrowings by the Group at variable rates expose it to cash flow interest rate risk. Borrowings at fixed rates would expose the Group to fair value interest rate risk.

When managing interest rate risk, the Group seeks to reduce the overall cost of funds. Group policy is to maintain borrowings predominately at variable rates, based on the assessed correlation of movements in interest rates to movements in the Group’s revenues. During 2008 and 2007, the Group’s borrowings were all on a variable rate basis except for the convertible bonds issued in May 2008 which bear interest at the rate of 2 per cent per annum.

Had interest rates during 2008 been 1 per cent higher / lower than the average of 3.6 per cent, with all other variables held constant, pre-tax profit for the year would have been A$8.0 million lower / higher (2007: A$7.9 million lower / higher).

Additional information on the Group’s interest rate risk is shown in Note 24.

(b)	CREDIT RISK

The Group has a significant concentration of credit risk to companies controlled by Alcoa Inc. This concentration is accepted as a consequence of the Group’s participation in the AWAC joint venture. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted, and exposure limits are assigned based on actual independent rating and Board approved guidelines.

The creditworthiness of all customers is assessed taking into account their financial position, past experience, country risk and other factors.

Based on this assessment and policy guidelines, the terms of sale are determined. Sales to customers of low credit quality are made on secure terms which means title over goods is retained until payment is received or has been guaranteed by a third party of acceptable credit quality. Customers of higher credit quality are assigned credit limits and sales are conducted on open terms while exposures remain within the credit limit. Utilisation of credit limits for customers and financial counterparties is monitored daily.

Credit risk further arises in relation to financial guarantees given to certain parties (see note 25 for details). Such guarantees are only provided in exceptional circumstances and are subject to specific board approval.

(c)	LIQUIDITY RISK

Prudent liquidity risk management requires maintaining sufficient cash and credit facilities to ensure the Group’s commitments and plans can be met. This is managed by maintaining committed undrawn credit facilities to cover reasonably expected forward cash requirements.

The table below analyses the Group’s financial liabilities. At 31 December 2008, the Group had derivative financial instruments. The amounts disclosed in the table are undiscounted principal amounts.

In addition, the Group pays interest on these facilities. Interest is based on LIBOR for all facilities other than the convertible bond, where fixed interest of 2 per cent is paid.

Additional information on the Group’s borrowings, including committed undrawn facilities, are shown in Notes 15 and 23.

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	$Million	$Million	$Million	$Million
At 31 December 2008
Interest-bearing liabilities	360.9	—	686.9	—
Related party loan	50.8	—	—	—
Payables	4.8	—	—	—

At 31 December 2007
Interest-bearing liabilities	440.6	285.5	280.3	—
Payables	15.8	—	—	—

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

2.	FINANCIAL RISK MANAGEMENT (continued)

(d)	FAIR VALUE ESTIMATION

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The fair values of the Group’s financial assets and liabilities, together with the carrying amounts in the balance sheet, are disclosed in note 24(b).

The carrying value less impairment provision for current receivables and payables is a reasonable approximation of their fair values due to the short-term nature of the receivables. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

Sale and purchase contracts may be considered to have financial derivative instruments embedded within them. This occurs when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the LME aluminium price at the time. Such contracts are considered to have embedded derivatives. Committed future purchases under those contracts are marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price over the remaining terms of the contracts. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, in the accounts of the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates. During 2008, embedded derivatives in AWAC contracts resulted in an increase of $69.5 million to Net Profit (2007: $8.1 million reduction).

(e)	CAPITAL MANAGEMENT

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return of capital, which the Group defines as net operating income divided by total shareholders’ equity and the gearing ratio (note 19(e)). The Board of Directors also determine dividends paid to ordinary shareholders.

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances. The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below.

Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Embedded derivatives

The Group has recognised a liability for derivative financial instruments through its equity investment in AWAC in accordance with AASB 139 Financial Instruments: Recognition and Measurement. In the determination of the fair value of this liability, AWAC has applied management estimates for long term commodity prices. Were the actual prices to differ by 20 per cent to managements estimates, the Group would need to:

•

increase the derivative financial instruments liability by $27.7 million (2007: $57.8 million based on 10 per cent) and decrease the deferred tax liability by $8.3 million (2007: $17.3 million based on 10 per cent), if unfavourable; or

•

decrease the derivative financial instruments liability by $53.1 million (2007: $57.8 million based on 10 per cent) and increase the deferred tax liability by $15.9 million (2007: $17.3 million based on 10 per cent), if favourable.

Retirement benefit obligations

The Group recognised a net liability for retirement benefit obligations under the defined benefit superannuation arrangements, through its investment in AWAC. All plans are valued in accordance with AASB 119 Employee Benefits. These valuations require actuarial assumptions to be made.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

3.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS (continued)

Asset retirement obligations

The estimated costs of rehabilitating mined areas and restoring operating sites are reviewed annually and fully provided at the present value. The amount of obligations recognised by AWAC includes the costs of mine areas and residue areas rehabilitation and reclamation, plant closure and subsequent monitoring of the environment. Where rehabilitation and remediation is anticipated to occur within the next 12 months the provision is carried as a current liability. Any outflow greater than 12 months is held as a non-current liability. This requires judgemental assumptions regarding future environmental legislation, the extent of reclamation activities required, plant and site closure and discount rates to determine the present value of these cash flows.

For mine reclamation and residue areas the asset retirement obligations are based on detailed studies of useful lives. The provisions have been estimated using existing technology, at current prices inflated by estimated future CPI and discounted at a rate appropriate for the asset location.

Estimated impairment of investment in associates

The Group tests annually whether the investment in associates has suffered any impairment, in accordance with the accounting policy stated in note 1(h). The recoverable amounts of cash–generating units have been determined based on value-in-use calculations. The key assumptions used in the calculation were those relating to future aluminium prices, oil and gas prices and exchange rates. Additionally a discount rate is applied to determine the NPV of future cashflows.

4.	REVENUE

				$Million
		Notes		2008	2007	2006
	From continuing operations
	Other revenue
	Interest received/receivable			3.5	2.6	1.4

	Total revenue			3.5	2.6	1.4

5.	OTHER INCOME

	Sundry income			0.4	0.2	—

	Total other income			0.4	0.2	—

6.	EXPENSES

	Profit before tax includes the following specific expenses:
	Depreciation on plant and equipment			0.1	—	0.1
	Finance costs	6	(a)	48.8	45.7	25.1
	Contributions to the superannuation fund:
	- accumulation category			0.2	0.2	0.2
	Operating lease rentals			0.1	0.1	0.1

(a)	Finance costs
	Interest and finance charges paid/payable:
	- unrelated corporations			48.8	45.7	25.1

				48.8	45.7	25.1

	Interest received/receivable:
	- unrelated corporations			(3.1)	(2.6)	(1.4)
	- related corporations			(0.4)	—	—

		4		(3.5)	(2.6)	(1.4)

	Net finance cost			45.3	43.1	23.7

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

7.	INCOME TAX EXPENSE

	Notes	$Million
		2008	2007	2006
(a) Income tax expense

Current tax expense		(2.6)	(1.8)	(1.1)
Over provision of tax in prior years		—	0.3	—

Aggregate income tax expense for the year		(2.6)	(1.5)	(1.1)

(b) Numerical reconciliation of income tax expense to prima facie tax payable

Profit from ordinary activities before tax		170.6	437.9	512.2
Surplus/(shortfall) of dividends received/receivable over equity share of profits		113.4	(49.7)	(25.5)

Adjusted profit from ordinary activities before tax		284.0	388.2	486.7

Prima facie tax expense at the rate of 30% (2007, 2006: 30%)		(85.2)	(116.5)	(146.0)

The following items caused the total charge for income tax to vary from the above:

Rebateable and exempt dividends		356.0	444.9	521.1
Amounts assessable for tax		(1.1)	(60.2)	(8.4)
Non-deductible expenses		(18.5)	(13.7)	(15.4)
Previously unrecognised tax losses now recouped to reduce current tax expense		—	11.4	—
Tax losses not recognised		(60.0)	—	(14.7)
Other		(1.0)	(0.1)	0.1

Net movement		275.4	382.3	482.7

Tax effect of the above adjustments at 30% (2007, 2006: 30%)		82.6	114.7	144.8
Over provision of tax in prior years		—	0.3	0.1

Consequent reduction in charge for income tax		82.6	115.0	144.9

Income tax expense for the period		(2.6)	(1.5)	(1.1)

(c) Tax losses

These have not been brought to account and are attributable to:

Tax losses – revenue		767.6	309.4	280.3
Tax losses – capital		1,070.8	1,070.8	1,070.8

Total unused tax losses		1,838.4	1,380.2	1,351.1

Potential tax benefit – revenue	18	254.1	104.7	94.3
Potential tax benefit – capital	18	321.3	321.3	321.3

Potential tax benefit @ 30%		575.4	426.0	415.6

The benefits for tax losses will only be obtained if:

(i)	the consolidated entity derives future assessable income within the prescribed time limit of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii)	the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii)	no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

(d)	Tax consolidation legislation

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

8.	EARNINGS PER SHARE

			2008	2007		2006
(a)	Basic earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	cents	12.9	35.7	[1]	41.2

(b)	Diluted earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	cents	12.9	35.7	[1]	41.2

			Number of Shares
			2008	2007		2006
	Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share		1,300,406,434	1,220,944,222		1,246,882,153

(c)	Information concerning classification of securities

The convertible bonds of US$350 million issued in May 2008 could potentially dilute earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were anti-dilutive for the period. Details relating to the bonds are set out in Note 15.

(d)	Conversion, call, subscription or issue after 31 December 2008

There have been no movements in share capital since 31 December 2008.

(e)	Reconciliations of earnings used in calculating earnings per share

	$Million
	2008	2007	2006
Profit from ordinary activities attributable to the ordinary equity holders of the company used in calculating basic and diluted earnings per share	168.0	436.4	511.1

[1]	Prior year earnings per share have been restated for the rights issue

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

9.	DIVIDENDS

	$Million
	2008		2007		2006
Interim dividend of 12 cents fully franked at 30% per fully paid share declared 31 July 2008 and paid 14 October 2008 (2007: 12 cents fully franked at 30% per fully paid share, paid on 5 September 2007; 2006:10 cents fully franked at 30% per fully paid share, paid on 4 September 2006).	138.3		135.5		116.6

Final dividend of 12 cents fully franked at 30% per fully paid share, paid on 31 March 2008 (2007: 12 cents fully franked at 30% per fully paid share, paid on 9 March 2007; 2006: 10 cents fully franked at 30% per fully paid share, paid on 31 March 2006).	135.5		140.1		116.6

	273.8		275.6		233.2

Dividends paid per share	24.0	c	24.0	c	20.0	c

(a)	Dividends paid during the year

The dividend paid on 14 October 2008 was the interim dividend for 2008. The dividend paid on 31 March 2008 was the final dividend for 2007.

(b)	Dividends not recognised at year end

There have been no dividends declared since year end.

	$Million
	2008	2007	2006
(c) Franked dividends

The fully franked dividends received from Alcoa of Australia Limited (“AofA”) in the financial year were	356.0	424.0	510.8

Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in these financial statements: Class ‘C’ (30%) franking credits available for subsequent financial years, based on a tax rate of 30% (2007, 2006: 30%)	191.8	156.5	212.5

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

(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(d) franking credits that may be prevented from being distributed in subsequent financial years.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

10.	CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	Notes	$Million
		2008	2007	2006
Cash at bank and on hand		66.8	29.1	169.9

		66.8	29.1	169.9

(a) Reconciliation of cash at the end of the year

For the purposes of the statements of cash flows, cash represents cash on hand, at the bank and on short-term deposit (maturity of three months or less) less bank overdrafts:

Balances as above		66.8	29.1	169.9

Balances as per cash flow statements		66.8	29.1	169.9

(b) Cash at bank and on hand

Average interest rate on cash holdings during 2008 was 5.9% (2007: 6.0%; 2006: 5.1%)

(c) Money market deposits

There were no interest bearing deposits at 31 December 2008. (2007: nil; 2006: nil).

11. CURRENT ASSETS – RECEIVABLES

Other debtors		0.6	0.1
Loans to related parties		72.1	—

		72.7	0.1

(a)	Impaired receivables

There were no impaired receivables for the Group and the parent in 2008 or 2007.

At 31 December 2008 there were no receivables that were past due.

(b)	Fair value and credit risk

Due to the short-term nature of these receivables, their carrying value is assumed to approximate their fair value.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables mentioned above. The Group does not hold any collateral as security. Refer to note 2 for more information on the risk management policy of the Group.

(c)	Foreign exchange and interest rate risk

The carrying amounts of the Group’s current and non-current receivables are denominated in the following currencies.

	Notes	$Million
		2008	2007
Australian Dollars		0.2	0.1
Euro		35.7	—

A$ equivalent of the above currencies		72.7	0.1

A summarised analysis of the sensitivity of these receivables to foreign exchange and interest rate risk can be found in Note 2.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

12.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	Notes		$Million
			2008	2007	2006
(a) Securities not quoted on a prescribed stock exchange
(i) Securities in entities forming Alcoa World Alumina and Chemicals (AWAC) with Alcoa Inc.

Securities at cost:
Balance brought forward			2,152.9	1,748.4	1,529.9
Additional funding/capitalisation in AWAC entities			747.9	489.4	259.2
Foreign currency revaluation			416.6	(85.0)	(40.6)

Equity accounted cost of AWAC			3,317.4	2,152.9	1,748.5
Equity in retained profits of AWAC	12	(c)	389.3	502.7	453.0
Equity in reserves of AWAC	12	(d)	1.9	1.4	(15.3)

Equity accounted carrying value of AWAC			3,708.6	2,657.0	2,186.2

(ii) Interest in Enterprise Partnership

The interest in Enterprise Partnership is accounted for in the consolidated financial statements using the equity method of accounting.

Securities at cost:
Balance brought forward			—	—	—
Contributions for the period			40.0

Equity accounted cost of Enterprise Partnership			40.0	—	—
Equity in retained profits of Enterprise Partnership			—	—	—

Equity accounted carrying value of Enterprise Partnership			40.0	—	—

Total investments accounted for using the equity method			3,748.6	2,657.0	2,186.2

(b) Equity accounted share of profits and dividends
Equity share of profits before tax			426.8	729.1	813.4
Equity share of tax			(184.2)	(234.5)	(266.8)

Equity accounted share of profit after tax			242.6	494.6	546.6

Dividends received/receivable by the Group			(356.0)	(444.9)	(521.1)

(Surplus)/shortfall of dividends received/receivable over equity share of profits	12	(c)	(113.4)	49.7	25.5

(c) Share of retained profits
(i) AWAC
(Surplus)/shortfall of dividends received/receivable over equity share of profits			(113.4)	49.7	25.5
Balance brought forward			502.7	453.0	427.5

Total equity share in retained profits carried forward			389.3	502.7	453.0

(ii) Enterprise Partnership
Share of current years profit after tax			0.2	—	—
Distributions received/receivable			(0.2)	—	—

(Surplus)/shortfall of distributions received/receivable over equity share of profits			—	—	—
Balance brought forward			—	—	—

Total equity share in retained profits carried forward			—	—	—

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

	Notes	$Million
		2008	2007	2006
(d) Equity accounted share of reserves of associated entities
Opening balance		1.4	(15.3)	37.5

Unrealised gains on derivatives, net of tax		0.5	16.7	(52.8)

Total equity share of reserves		1.9	1.4	(15.3)

(e)	Accounting policies

i.	The audited consolidated financial statements of the entities forming AWAC are prepared in accordance with US Generally Accepted Accounting Principles (US GAAP). Except for Alcoa of Australia Limited (“AofA”), the reported profit after tax of AWAC is based on these US GAAP financial statements. Financial statements in US dollars have been translated to Australian dollars using average exchange rates for the period for profit and loss items, and closing rates for balance sheet items. Adjustments are made for accounting policies not allowed under Australian equivalents to International Financial Reporting Standards. The principal adjustments are to the valuation of inventories from last-in-first-out basis to a basis equivalent to weighted average cost, create an additional asset retirement obligation for dismantling, removal and restoration of each refinery, and to reverse any excesses or shortfalls of the superannuation fund assets over accrued membership benefits taken to the Income Statement.

ii.	Included in the equity accounted carrying amount at which the equity investment in AWAC is recorded, are amounts for goodwill, including profits realised in forming AWAC. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it may be impaired, and is carried at cost less accumulated impairment losses.

(f)	Additional information on associated entities

Name	Principal activities	Country of incorporation	Percentage equity
			2008	2007
(i) Entities forming AWAC
Alcoa of Australia Ltd	Bauxite, alumina & aluminium production	Australia	40	40
Alcoa World Alumina LLC	Production of alumina & alumina based chemicals	America	40	40
Abalco S.A.	Production of bauxite and alumina	Brazil	40	40
Alcoa Caribbean Alumina Holdings LLC	Holding company	America	40	40
Alumina Espanola S.A.	Production of alumina & alumina based chemicals	Spain	40	40
Matapu Sociedade de Mineracao Ltda.	Hold bauxite exploration rights	Brazil	40	40
Mineracao Sao Jorge Ltda.	Hold bauxite exploration rights	Brazil	40	40
AWA Brazil Holdings Ltda	Holding company	Brazil	40	—
Omnia Minerios Ltda.	Hold bauxite exploration rights	Brazil	40	40

(ii) Equity accounted partnerships
Enterprise Partnership [1]	Finance lender	Australia	40	—

[1]

Alcoa Australia Holdings Pty Ltd and Alumina Limited are shareholders of Alcoa of Australia Limited and are partners in an Enterprise Funding Partnership, which was formed to provide funding to Alcoa of Australia Limited and other Enterprise Companies for certain activities of AWAC.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

12.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)

	$Million
	2008	2007
(g) Expenditure commitments and contingent liabilities
-other expenditure commitments contracted for, including long term commitments for gas and electricity	3,513.9	3,673.7

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

On 27 February 2008, Alcoa Inc. received notice that Aluminium Bahrain B.S.C. (“Alba”) had filed suit against Alcoa Inc. and Alcoa World Alumina LLC (collectively, “Alcoa”), and others, in the U.S. District Court for the Western District of Pennsylvania (the “Court”), Civil Action number 08-299, styled Aluminium Bahrain B.S.C. v. Alcoa Inc., Alcoa World Alumina LLC, William Rice, and Victor Dahdaleh. The complaint alleges that certain Alcoa entities and their agents, including Victor Phillip Dahdaleh, have engaged in a conspiracy over a period of 15 years to defraud Alba. The complaint further alleges that Alcoa and its employees or agents (1) illegally bribed officials of the government of Bahrain and (or) officers of Alba in order to force Alba to purchase alumina at excessively high prices, (2) illegally bribed officials of the government of Bahrain and (or) officers of Alba and issued threats in order to pressure Alba to enter into an agreement by which Alcoa would purchase an equity interest in Alba, and (3) assigned portions of existing supply contracts between Alcoa and Alba for the sole purpose of facilitating alleged bribes and unlawful commissions. The complaint alleges that Alcoa and the other defendants violated the Racketeer influenced and Corrupt Organizations Act (“RICO”) and committed fraud. Alba’s complaint seeks compensatory, consequential, exemplary, and punitive damages, rescission of the 2005 alumina supply contract, and attorney’s fees and costs. Alba seeks treble damages with respect to its RICO claims. No member of the Alumina Group, nor any of its employees, is a defendant in the litigation.

	Notes		$Million
			2008	2007	2006
(h) Alumina’s share of aggregate associates:
Current assets			940.1	665.2	927.3
Non-current assets			3,973.4	2,818.7	2,242.1
Current liabilities			(838.1)	(602.4)	(839.1)
Non-current liabilities			(701.2)	(561.1)	(483.0)

Net assets			3,374.2	2,320.4	1,847.3
Investments in partnerships			40.0	—	—
Mineral rights and bauxite assets			138.5	140.2	142.0
Goodwill			195.9	196.4	196.9

Carrying value	12	(a)	3,748.6	2,657.0	2,186.2

Revenues			2,942.2	2,780.8	3,148.4
Expenses			(2,515.4)	(2,051.7)	(2,335.0)

Profit before income tax			426.8	729.1	813.4
Income tax charge			(184.2)	(234.5)	(266.8)

Profit after income tax			242.6	494.6	546.6

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

13.	NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT

	Notes		$Million
			2008	2007
Plant and equipment	13	(a)	0.2	0.3

(a) Plant and equipment
Cost			0.6	0.6
Accumulated depreciation			(0.4)	(0.3)

			0.2	0.3

(b) Reconciliations

Reconciliation of the carrying amount at the beginning and end of the current financial year is set out below:

Carrying amount at 1 January			0.3	0.2
Additions			—	0.1
Depreciation expense			(0.1)	—

Carrying amount at 31 December			0.2	0.3

14. CURRENT LIABILITIES – PAYABLES
Related party loan			50.8	—
Trade payables			3.2	1.5
Interest payable			1.6	14.3

			55.6	15.8

(a) Foreign currency risk

The carrying amounts of the Group’s trade and other payables are denominated in the following currencies:
			$Million
			2008	2007
Australian dollars			2.8	4.7
US dollars			52.5	11.1
Euro			0.3	—

			55.6	15.8

For an analysis of the sensitivity of trade and other payables to foreign currency risk refer to Note 2.

15. INTEREST-BEARING LIABILITIES
			$Million
			2008	2007
Current
Unsecured
Bank loans			360.9	440.6

Non current
Unsecured
Bank loans			244.3	565.8
Convertible bonds	15	(a)	442.6	—

Total			1,047.8	1,006.4

(a)	Convertible bonds

Alumina Finance Limited, a wholly owned subsidiary of Alumina Limited, issued US$350,000,000 2.0% guaranteed convertible bonds due to mature in 2013 and convertible into fully paid ordinary shares in the share capital of Alumina Limited.

The bonds will bear interest from and including 16 May 2008 at the rate of 2% per annum payable semi-annually in arrears in equal instalments on 16 May and 16 November in each year, commencing 16 November 2008. Each bond may be converted, at the option of the holder, into shares at a conversion price of A$7.76 per share. The convertible bond included a financial liability and an option component. At year end, the value of the liability was A$442.6 million and the option value was A$62.6 million.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

15.	INTEREST-BEARING LIABILITIES (continued)

	Notes	$Million
		2008	2007
(b) Currencies
The above borrowings are due in the following currency:
US dollars		676.6	665.0
Australian dollars		—	247.0
Euro		36.0	—

A$ equivalent of above currencies		1,047.8	1,006.4

(c) Exchange rates
Exchange rates at balance date used in translations:
A$1 = US$		0.6928	0.8757
A$1 = EURO		0.5055	0.6002

(d)	Fair values

The Directors consider the carrying amounts of bank loans to approximate their fair values where ‘fair value’, by definition, is the US$ principal amount translated into A$ at the exchange rate on balance date. The fair value of the convertible bonds was measured by reference to their trading value at balance date (refer Note 24).

	Notes	$Million
		2008	2007
(e) Financing arrangements

The facilities available at balance date were as follows:

Total loan facilities		2,201.2	1,570.5
Used at balance date – borrowings		1,047.8	1,006.4
Used at balance date – equity		62.6	—

Available at balance date		1,090.8	564.1

The syndicated facilities are available in US, EURO and Australian dollars. The bilateral facilities are available in both US and Australian dollars. The US dollar and EURO amounts have been converted to Australian dollar equivalents at the year end exchange rate.

Approximately US$304 million of existing facilities will mature during 2009. The Group has obtained agreement on the extension of US$229 million of these facilities.

(f)	Risk Exposures

The exposure of the Group’s borrowings to interest rate changes and the contractual repricing dates at the balance dates are as follows:

	$Million
	2008	2007
6 months or less	605.2	1,006.4
6 – 12 months	—	—
1 – 5 years	442.6	—
Over 5 years	—	—

	1,047.8	1,006.4

Current borrowings	360.9	440.6
Non-current borrowings	686.9	565.8

	1,047.8	1,006.4

16. CURRENT LIABILITIES – PROVISIONS
Employee benefits-provision for annual leave	0.1	0.1

17. NON-CURRENT LIABILITIES - PROVISIONS
Employee benefits-provision for long service leave	0.3	0.3

The aggregate of provisions for employee benefits as shown in Notes 16 and 17 are $0.3 million (2007: $0.4 million).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

18.	NON-CURRENT ASSETS – DEFERRED TAX ASSETS

	Notes		$Million
			2008	2007
The balance comprises temporary differences attributable to:
Deferred tax liabilities
Foreign exchange denominated loans			2.9	3.1

Total deferred tax liabilities			2.9	3.1

Deferred tax assets
Fair value of derivatives			2.4	—
Convertible bonds			22.8	—
Employee benefits			0.1	0.1
Borrowing costs			0.1	0.2
Accrued liabilities			0.2	0.1
Transaction costs			8.4	0.3

Total deferred tax assets other than losses			34.0	0.7

Net deferred tax assets/(liabilities) before tax losses			31.1	(2.4)

Tax losses – revenue	7	(c)	254.1	104.7
Tax losses – capital	7	(c)	321.3	321.3

Deductible temporary differences and tax losses not recognised			(604.4)	(421.5)

Net deferred tax assets			2.1	2.1

Net deferred tax assets to be recovered within 12 months			—	—

Net deferred tax assets to be recovered after more than 12 months			2.1	2.1

			2.1	2.1

With the exception of the deferred tax assets already recognised at initial adoption of the Australian International Financial Reporting Standard, deferred tax assets are recognised only to the extent of deferred tax liabilities existing at reporting date. The consolidated entity recognises all movements in temporary differences in profit and loss other than temporary differences arising from movements in exchange rates, and those relating to the convertible bond and certain transaction costs. In its separate financial statements, Alumina Limited recognises all movements in temporary differences in profit and loss other than certain temporary differences relating to transaction costs.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

19.	CONTRIBUTED EQUITY

	$Million
	2008	2007	2006
Ordinary share capital issued and fully paid
Balance brought forward	411.9	425.8	415.7
Share buy back	—	(13.9)	—
Shares issued	1,032.5	—	10.1

Total issued capital	1,444.4	411.9	425.8

			Number of fully paid shares
			2008	2007	2006
Movements in ordinary share capital
Opening number of shares			1,129,026,761	1,167,616,748	1,165,645,648
Issued under Entitlement Offer	19	(b)	303,437,566	—	—
Issued under Dividend Reinvestment Plan	19	(c)	27,392,924	—	—
Decrease due to Shares bought back	19	(d)	—	(38,589,987)	—
Issued under Employee Share Scheme	20	(b)	—	—	1,971,100

Closing number of shares			1,459,857,251	1,129,026,761	1,167,616,748

(a)	Ordinary shares

Ordinary shares, which have no par value, entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of, and amounts paid on, the shares held.

(b)	Rights issue

During the period, Alumina Limited raised approximately $910 million under an Entitlement Offer. The funds raised were applied to meet Alumina’s share of the capital costs of AWAC’s growth projects in Brazil and to strengthen its balance sheet so that Alumina Limited is capitalised for the requirements of the business, including working capital requirements.

(c)	Dividend reinvestment plan

During the period, Alumina Limited introduced a new dividend reinvestment plan (DRP), which was exercised in respect of the dividends paid in March and October. The issue of shares in relation to the March 2008 DRP was fully underwritten, resulting in the issue of 23,883,213 shares. The October 2008 DRP was not fully underwritten, resulting in the issue of 3,509,711 shares.

(d)	Share buy-back

During the previous period, Alumina Limited conducted an off-market share buy-back of $250 million, resulting in the repurchase and retirement of approximately 3.3% of issued capital.

(e)	Capital risk management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistently with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the balance sheet plus net debt.

The gearing ratios at 31 December 2008 and 31 December 2007 were as follows:

	$Million
	2008	2007
Total borrowings	1,047.8	1,006.4
Less: cash and cash equivalents (Note 10)	(66.8)	(29.1)

Net debt	981.0	977.3
Total equity	2,792.8	1,663.9

Total capital	3,773.8	2,641.2

Gearing ratio	26.0%	37.0%

The decrease in the gearing ratio during 2008 resulted primarily from the rights issue during the year.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

20.	SHARE-BASED PAYMENTS

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

For Performance Rights granted in January 2007, 50% of the Performance Rights are subject to an earnings per share (“EPS”) hurdle. The Company reviewed in 2007 the hurdles that should apply to Performance Rights. For the 2008 grant, 100% of the Performance Rights will be tested against the TSR hurdle. An EPS hurdle was not used for the 2008 grant in order to meet the desire for a clear, comparative measure that most directly aligns with returns to shareholders.

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

Set out below are summaries of performance rights granted under the Plan:

2008

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Expired during the year Number	Balance at end of the year Number
25/1/2005	16/12/2007	51,425	—	—	(51,425)	—
25/1/2006	7/12/2008	191,850	—	—	(147,525)	44,325
29/1/2007	4/12/2009	211,450	—	—	(115,900)	95,550
8/2/2008	4/12/2010	—	158,800	—	(88,100)	70,700

Total		454,725	158,800	—	(402,950)	210,575

2007

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Expired during the year Number	Balance at end of the year Number
19/1/2004	21/12/2006	51,625	—	—	(51,625)	—
25/1/2005	16/12/2007	102,850	—	—	(51,425)	51,425
25/1/2006	7/12/2008	191,850	—	—	—	191,850
29/1/2007	4/12/2009	—	211,450	—	—	211,450

Total		346,325	211,450	—	(103,050)	454,725

Expenses arising from share-based payment transactions in the Alumina Employee Share Plan

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	$Million
	2008	2007
Performance rights granted under the Alumina Employee Share Plan	0.3	0.7

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

20.	SHARE-BASED PAYMENTS (continued)

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

Set out below are summaries of allotments made under SAP’s:

Year of issue	Expiry date	SAP allotment price	Balance at start of the year Number	Allotted during the year Number	Redeemed during the year Number	Expired during the year Number	Balance at end of the year Number	Exercisable at end of the year Number
2001	30 Nov 2006	$5.02	57,100	—	(57,100)	—	—	—

Total			57,100	—	(57,100)	—	—	—

Weighted average exercise price:			$5.02		$5.02

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

21.	RESERVES, RETAINED PROFITS AND TREASURY SHARES

	Notes		$Million
			2008	2007	2006
Reserves
Asset revaluation reserve			34.3	34.3	34.3
Capital reserve			16.5	16.5	16.5
Foreign currency translation reserve	21	(a)	117.6	(40.2)	(21.5)
Cash-flow hedge reserve	21	(b)	—	(0.5)	17.2
Share-based payments reserve	21	(c)	4.2	3.9	3.2
Option premium on convertible bonds	21	(d)	43.6	—	—

			216.2	14.0	15.3

(a) Foreign currency translation reserve
Balance brought forward			(40.2)	(21.5)	(10.2)
Currency translation differences arising during the year			157.8	(18.7)	(11.3)

Balance carried forward			117.6	(40.2)	(21.5)

(b) Cash flow hedge reserve
Balance brought forward			(0.5)	(17.2)	35.6
(Losses)/gains for the period	12	(d)	0.5	16.7	(52.8)

Balance carried forward			—	(0.5)	(17.2)

(c) Share-based payments reserve
Balance brought forward			3.9	3.2	2.7
Option expense
-Group			0.3	0.7	0.5
-Associates	12	(d)	—	—	—

Balance carried forward			4.2	3.9	3.2

(d)	Nature and purpose of reserves

(i)	Asset revaluation reserve

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

Gains on instruments used to hedge a net investment in a foreign operation determined to be an effective hedge as described in accounting policy Note 1(p).

(iv)	Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of options issued but not exercised.

(v)	Option premium on convertible bonds

The convertible bond is accounted as a compound instrument at the Group level. The fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option.

	Notes		$Million
			2008	2007	2006
(e) Retained profits
Retained profits at the beginning of the financial year:
- Group			736.0	861.1	608.7
- Associates			502.7	453.0	427.5

			1,238.7	1,314.1	1,036.2
Profit attributable to the members of Alumina Limited			168.0	436.4	511.1
Dividend provided for or paid			(273.8)	(275.6)	(233.2)
Share buy back			—	(236.2)	—

Retained profits at the end of the financial year			1,132.9	1,238.7	1,314.1

Retained profits at the end of the financial year:
- Group			743.6	736.0	861.1
- Associates	12	(c)	389.3	502.7	453.0

			1,132.9	1,238.7	1,314.1

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

21.	RESERVES, RETAINED PROFITS AND TREASURY SHARES (continued)

	Notes	$Million
		2008	2007	2006
(f) Treasury shares [1]
Balance brought forward		(0.7)	(0.6)	(0.6)
Movement for the period		—	(0.1)	—

Balance carried forward		(0.7)	(0.7)	(0.6)

[1]	Under IAS 32, if an entity reacquires its own equity instruments, those instruments shall be deducted from equity. Alumina Limited purchased shares for its long term incentive plan.

22.	NOTES TO THE STATEMENTS OF CASH FLOWS

(a)	Reconciliation of operating profit after income tax to net cash inflow from operating activities

Operating profit from continuing operations after income tax			168.0	436.4	511.1
Surplus/(shortfall) of dividends received/receivable over equity share of profits	12	(b)	113.4	(49.7)	(25.5)
Depreciation and amortisation	6		0.1	—	0.1
Non-cash employee benefits expense-share based payments			0.3	0.7	0.5
Change in fair value of derivatives			7.9	—	—
Transaction costs capitalised			1.1	—	—

Sub total			290.8	387.4	486.2
Change in assets and liabilities adjusted for effects of purchase and disposal of controlled entities during the financial year:
(Increase)/decrease in:
-receivables			(0.5)	—	0.4
-other assets			—	—	0.5
(Decrease)/increase in:
-payables			(11.0)	3.1	9.6
-current tax liabilities			(0.6)	(0.1)	1.1
-other liabilities			1.4	(1.5)	(0.9)

Net cash inflow from operating activities			280.1	388.9	496.9

(b)	Acquisition/disposal of controlled entities

During the year the Company did not acquire or dispose of any material controlled entities.

(c)	Financing facilities

Refer to Note 23.

(d)	Non-cash financing and investing activities

There were no non-cash financing or investing activities in 2008 (2007: nil).

23.	FINANCING FACILITIES

	$Million
	2008	2007
The facilities available at balance date were as follows:
Total loan facilities	2,201.2	1,570.5
Used at balance date – borrowings	1,047.8	1,006.4
Used at balance date – equity	62.6	—

Available at balance date	1,090.8	564.1

The syndicated facilities are available in US, EURO and Australian dollars. The bilateral facilities are available in both US and Australian dollars. The US dollar and EURO amounts have been converted to Australian dollar equivalents at the year end exchange rate.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

24.	FINANCIAL INSTRUMENTS

(a) Interest rate risk

The Group is exposed to interest rate risk on its outstanding interest bearing liabilities and investments.

Interest rate risk exposure

The consolidated entity’s exposure to interest rate risk and the effective weighted interest rate for classes of financial assets and liabilities is set out below:

As at 31 December 2008

			Fixed interest maturing in:
$Million	Notes	Floating interest	1 year or less	Over 1 to 5 years	More than 5 years	Non- interest bearing	Total
Financial Assets

Cash and cash equivalents	10	66.8	—	—	—	—	66.8
Receivables	11	—	—	—	—	0.6	0.6
Related party loan	11	72.1	—	—	—	—	72.1

		138.9	—	—	—	0.6	139.5

Weighted average interest rate		5.9%

Financial Liabilities
Payables	14	—	—	—	—	4.8	4.8
Interest-bearing liabilities	15	605.2	—	442.6	—	—	1,047.8
Related party loan	14	—	50.8	—	—	—	50.8

		605.2	50.8	442.6	—	4.8	1,103.4

Weighted average interest rate		3.6%		2.0%

Net financial (liabilities)		(466.3)	(50.8)	(442.6)	—	(4.2)	(963.9)

As at 31 December 2007

			Fixed interest maturing in:
$Million	Notes	Floating interest	1 year or less	Over 1 to 5 years	More than 5 years	Non- interest bearing	Total
Financial Assets
Cash and cash equivalents	10	29.1	—	—	—	—	29.1
Receivables	11	—	—	—	—	0.1	0.1

		29.1	—	—	—	0.1	29.2

Weighted average interest rate		6.0%

Financial Liabilities
Payables	14	—	—	—	—	15.8	15.8
Bank loans	15	1,006.4	—	—	—	—	1,006.4

		1,006.4	—	—	—	15.8	1,022.2

Weighted average interest rate		6.1%

Net financial (liabilities)		(977.3)	—	—	—	(15.7)	(993.0)

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

24.	FINANCIAL INSTRUMENTS (continued)

(b) Carrying amounts and estimated fair values of financial instruments

The carrying amounts and estimated fair values of the company’s financial instruments, referred to in Note 24(a) above were as follows:

		Consolidated Entity
		Carrying amount	Fair value	Carrying amount	Fair value
		$Million		$Million
	Notes	2008	2008	2007	2007
Recognised in the Balance Sheet
Financial assets
Cash and cash equivalents	10	66.8	66.8	29.1	29.1
Current receivables	11	0.6	0.6	0.1	0.1
Related party loan	11	72.1	72.1	—	—
Financial liabilities
Current payables	14	4.8	4.8	15.8	15.8
Bank loans	15	605.2	605.2	1,006.4	1,006.4
Convertible bonds	15	442.6	283.7	—	—
Related party loan	14	50.8	50.8	—	—

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

25.	INVESTMENTS IN CONTROLLED ENTITIES

Entities consolidated	Notes	Place of Incorporation
NAME
Alumina Limited		VIC, Australia

All controlled entities are wholly-owned, unless otherwise indicated

Controlled entities
Alumina Finance Limited	E	VIC, Australia
Alumina Holdings (USA) Inc.	A,D	Delaware, USA
Alumina International Holdings Pty. Ltd.	B	VIC, Australia
Alumina Brazil Holdings Pty. Ltd.	C	VIC, Australia
Alumina (U.S.A.) Inc.	A,D	Delaware, USA
Butia Participaçoes SA	A,D	Brazil
Westminer Acquisition (U.K.) Limited	D	UK
Westminer International (U.K.) Limited	D	UK
Westminer (Investments) B.V.	A,D,F	Netherlands

These controlled entities:

A)	have not prepared audited accounts as they are non-operating or audited accounts are not required in their country of incorporation. Appropriate books and records are maintained for these entities;
B)	have been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investment Commission (“ASIC”) Class Order 98/1418. This company, which is also referred to in the Directors’ Declaration is, with Alumina Limited, a member of a “Closed Group” as defined in the Class Order and are parties to a deed of cross guarantee which has been lodged with and approved by ASIC. Under the deed of cross guarantee, each of these companies guarantees the debts of the other companies party to the deed of cross guarantee. The consolidated assets and liabilities of these companies, and their consolidated net profits after tax for the year then ended (after eliminating inter-company investments and other inter-company transactions) are set out in the table below;

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

25.	INVESTMENTS IN CONTROLLED ENTITIES (continued)

C)	this is a small proprietary company, and is not required to prepare a financial report;
D)	has been translated as a self-sustaining entity;
E)	this company was incorporated on 5 May 2008 and is 100% owned by Alumina Limited. It has a functional currency of US dollars and prepares separate audited accounts;
F)	currently in the process of voluntary liquidation.

	Closed Group $Million
Deed of cross guarantee	2008	2007
Entities which are party to a Deed of Cross Guarantee, entered into in accordance with ASIC Class Order 98/1418 are indicated above in this note. A consolidated balance sheet is set out below:

Balance sheets of closed Group

Current assets
Cash and cash equivalents	64.5	24.7
Receivables	83.1	103.3
Other assets	8.1	—

Total current assets	155.7	128.0

Non-current assets
Investments in associates/subsidiaries	2,980.1	2,108.8
Deferred tax assets	2.1	2.1
Property, plant and equipment	0.2	0.3

Total non-current assets	2,982.4	2,111.2

Total assets	3,138.1	2,239.2

Current liabilities
Payables	3.0	150.4
Interest-bearing liabilities	906.6	440.6
Provisions	0.1	0.1
Other	1.5	1.0

Total current liabilities	911.2	592.1

Non-current liabilities
Interest-bearing liabilities	244.3	565.8
Provisions	0.3	0.3

Total non-current liabilities	244.6	566.1

Total liabilities	1,155.8	1,158.2

Net assets	1,982.3	1,081.0

Equity
Contributed equity	1,444.4	411.9
Reserves	287.2	242.2
Retained profits	250.7	426.9

Total equity	1,982.3	1,081.0

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

25.	INVESTMENTS IN CONTROLLED ENTITIES (continued)

Set out below is a consolidated statement of financial performance for the closed Group:

	Closed Group $Million
Income statements of closed Group	2008	2007
Revenue from continuing operation	390.7	447.6
Other income	—	66.8
General and administrative expenses	(18.1)	(13.4)
Other expenses	(224.6)	(9.2)
Borrowing costs	(48.3)	(51.5)

Profit from ordinary activities before income tax	99.7	440.3

Income tax expense	(2.1)	—

Net profit	97.6	440.3

Set out below is a summary of movements in consolidated retained profits of the closed Group:

Retained profits at the beginning of the financial year	426.9	498.4
Net profit	97.6	440.3
Dividend provided for or paid	(273.8)	(275.6)
Share buy back	—	(236.2)

Retained profits at the end of the financial year	250.7	426.9

26.	CONTINGENT LIABILITIES

There were no contingent liabilities as at 31 December, 2008 (2007: nil).

Cross guarantees given by Alumina Limited and Alumina International Holdings Pty. Ltd. are described in Note 25. There are no deficiencies of assets in any of these companies.

These guarantees may give rise to liabilities in the parent entity if the subsidiary does not meet their obligations under the terms of the overdrafts, loans or other liabilities subject to the guarantees.

27.	COMMITMENTS FOR EXPENDITURE

	$Million
	2008	2007
Lease commitments

Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:
Within one year	0.1	0.1
Later than one year but not later than 5 years	0.5	0.2
Later than 5 year	0.1	—

	0.7	0.3

The company leases office facilities under non-cancellable operating leases expiring within two to five years.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

28.	RELATED PARTY TRANSACTIONS

Related parties of the Group fall under the following categories:

Wholly-owned Group

The wholly-owned Group consists of Alumina Limited and its wholly-owned controlled entities as disclosed in Note 25. Transactions between Alumina Limited and other entities in the wholly-owned Group during the years ended 31 December 2008 and 2007 consisted of:

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

Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with entities in the wholly-owned Group:

	$Million
	2008	2007
Interest expense	5.3	—
Aggregate amounts receivable/(payable) to entities in the wholly-owned Group at balance date:
Current receivables	1,323.1	497.4
Interest-bearing liabilities	(494.9)	—

Directors and Other Key Management Personnel

Disclosures relating to directors and other key management personnel are set out in Note 29.

Other Related Parties

On 19 November 2008, Alumina Finance Limited (“Lender”), a wholly-owned subsidiary of Alumina Limited, along with Aluminio Espanol S.A. (“Lender”) entered into a Revolving Credit Facility Agreement with Alumina Espanola S.A. (Borrower”), an entity which forms part of AWAC. The lenders from time to time will lend to the Borrower amounts up to a maximum outstanding principal not to exceed Euro 150 million for the purpose of funding the Borrower’s alumina refinery operating needs. At 31 December 2008, Euro 35.5 million, (A$72.1 million) has been advanced by Alumina Finance Limited.

Alcoa of Australia Limited, an associated entity forming part of AWAC, advanced a total of US$34.8 million (A$50.8 million) to Alumina Limited. These funds were used by Alumina Limited to fund the remaining 2008 funding requirements for AWAC’s investment in Brazil. The loan was repaid in January 2009.

There are no other related party transactions.

Ownership Interests in Related Parties

Interests held in the following classes of related parties are set out in the following notes:

(a) controlled entities – Note 25; and

(b) associates – Note 12.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

29.	KEY MANAGEMENT PERSONNEL DISCLOSURES

(a)	Directors

The following persons were directors of Alumina Limited during the financial year:

Chairman – non-executive

D M Morley

Executive directors

J Bevan, Chief Executive Officer (appointed 16 June 2008)

J Marlay, Chief Executive Officer (resigned 16 June 2008)

K A Dean, Chief Financial Officer (Alternate director)

Non-executive directors

P A F Hay

R J McNeilly

J Pizzey

M R Rayner (resigned 1 May 2008)

(b)	Other key management personnel

In addition to executive directors, the following person also had authority for the strategic direction and management of the company and the consolidated entity during the financial year:

Name	Position	Employer
S C Foster	General Counsel and Company Secretary	Alumina Limited

All of the persons above were also key management persons during the year ended 31 December 2008.

(c)	Remuneration of key management personnel

	$
	2008	2007
Short-term employee benefits	3,852,738	2,998,868
Post-employment benefits	97,488	88,896
Share based payments	(265,161)	718,211
Termination pay	1,475,468	—

	5,160,533	3,805,975

(d)	Equity instrument disclosures relating to key management personnel

(i)	Alumina Employee Performance Rights Plan

Performance rights over ordinary shares in the company are provided as remuneration. These rights vest at the end of the performance period if certain performance tests are achieved over that performance period.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

29.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(ii)	Options and Performance Share Rights holdings

The number of options and Performance Rights over ordinary shares in the Company held during the financial year by each director of Alumina Limited and the key management personnel of the Company and the consolidated entity, including their personally related entities, is set out below:

2008

Name	Type of equity-based instrument	Number of performance rights or options held at 1 January 2008 (1)	Number granted during the year as remuneration (2)	Number vested/exercised during the year	Number lapsed during the year (3)	Number held at 31 December 2008	Vested and exercisable at the end of the year
J Bevan	Performance rights	—	—	—	—	—	—
J Marlay	Performance rights	241,700	78,500	—	(320,200)	—	—
S C Foster	Performance rights	81,250	25,200	—	(29,550)	76,900	—
K A Dean	Performance rights	104,800	39,000	—	(25,250)	118,550	—

(1)	Includes the number of performance rights granted that were subject to testing in June 2008, December 2007 and December 2008 but not yet vested.
(2)	Performance rights granted in February 2008 for the 3 year performance test period concluding in December 2010.
(3)

Performance right conditions were not met for the January 2006 grant and under the ESP Rules, 50 per cent of the entitlement lapsed with the remaining 50 per cent to be re-tested in June 2009. In addition, of the January 2005 grant tested in June 2008, 50 per cent lapsed.

2007

Name	Type of equity-based instrument	Number of performance rights or options held at 1 January 2007 (1)	Number granted during the year as remuneration (2)	Number vested/exercised during the year	Number lapsed during the year (3)	Number held at 31 December 2007	Vested and exercisable at the end of the year
J Marlay	Performance rights	206,150	107,100	—	(71,550)	241,700	—
S C Foster	Performance rights	72,600	35,300	—	(26,650)	81,250	—
K A Dean	Performance rights	50,500	54,300	—	—	104,800	—

(1)	Includes the number of performance rights granted that were subject to testing in June 2007, December 2006 and December 2007 but not yet vested.
(2)	Performance rights granted in January 2007 for the 3 year performance test period concluding in December 2009.
(3)

Performance right conditions were not met for the January 2005 grant and under the ESP Rules, 50 per cent of the entitlement lapsed with the remaining 50 per cent to be re-tested in June 2008. In addition, of the January 2004 grant tested in June 2007, 50 per cent lapsed.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

29.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(iii)	Shareholdings

The numbers of shares in the company held during the financial year by each director of Alumina Limited and the key management personnel of the company and consolidated entity, including their personally-related entities, are set out below.

2008

Name	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year	Balance at the end of the year
Directors of Alumina Limited
Ordinary shares
D M Morley	425,183	—	120,333	545,516
P A F Hay	42,890	—	16,951	59,841
R J McNeilly	35,624	—	17,819	53,443
M R Rayner[1]	32,945	—	2,411	35,356
J Pizzey	13,217	—	10,232	23,449
J Bevan	—	—	108,360	108,360
J Marlay[2]	98,338	—	1,065	99,403
K A Dean	9,741	—	12,662	22,403

[1]	Mr Rayner retired as a director of Alumina Limited on May 1, 2008. The balances of shares held against his name are as at May 1, 2008
[2]	Mr Marlay resigned from the Company on June 16, 2008. The balances of shares held against his name are as at June 16, 2008.

Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	33,147	—	13,716	46,863

2007

Name	Balance at the start of the year	Received during the year on the exercise of option/rights	Other changes during the year	Balance at the end of the year
Directors of Alumina Limited
Ordinary shares
D M Morley	420,994	—	4,189	425,183
P A F Hay	41,212	—	1,678	42,890
R J McNeilly	31,433	—	4,191	35,624
M R Rayner	29,720	—	3,225	32,945
J Pizzey	—	—	13,217	13,217
J Marlay	90,338	—	8,000	98,338
K A Dean	—	—	9,741	9,741

Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	28,675	—	4,472	33,147

(e)	Loans to directors and executives

No loans were made to directors or specified executives of Alumina Limited and other key management personnel of the Group, including their personally-related entities in 2008 and 2007.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

30.	REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the Group, and its related practices:

	$Thousand
	2008	2007
Amounts received or due and receivable by PricewaterhouseCoopers Australia:
Audit and review of the financial reports	751	379
Other regulatory audit services	172	235

	923	614

Other assurance services	337	200

Amounts received or due and receivable by related practices of PricewaterhouseCoopers Australia:
Overseas taxation services	318	54

Total	1,578	868

It is the Group’s policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the Group are important. These assignments are principally tax advice or where PricewaterhouseCoopers is awarded assignments on a competitive basis. It is the Group’s policy to seek competitive tenders for all major consulting projects.

31.	EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

Since the end of the financial year, the Group has renegotiated the facilities that matured in 2009. The Group has obtained agreement on the extension of US$229 million of these facilities (refer to Note 1A) (2007: nil).

Furthermore, US$100 million which was due to mature in 2010 has been extended to 2012.

Alumina announced on May 4, 2009 that it raised approximately A$740 million through a 7 for 10 accelerated non-renounceable pro rata entitlement offer to eligible institutional shareholders (the “Institutional Entitlement Offer”) at an Offer Price of A$1.00 per share. The funds raised under the Institutional Entitlement Offer will be applied by Alumina to repay bank debt and to reinforce its balance sheet.

Alumina also announced that eligible retail shareholders were invited to participate in an accelerated non-renounceable pro rata entitlement offer (the “Retail Entitlement Offer”) on the same terms as the Institutional Entitlement offer. The Retail Entitlement Offer, which closed on May 25, 2009, raised approximately $A239 million.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

32.	FINANCIAL REPORTING BY SEGMENT

(a)	Business segments

Years ended 31 December 2008 and 31 December 2007

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC.

The company operates in the alumina/aluminium business through its equity interests in AWAC.

(b)	Geographical segments

Year ended 31 December 2008	$Million
Consolidated	Australia	North America	Europe	Caribbean, South America & Africa*	Total
Segment revenue by location of customer**	—	—	—	—	—
Unallocated revenue	3.4	—	0.1	—	3.5

Consolidated revenue					3.5

Investments in Associates	1,098.2	442.5	60.8	2,107.1	3,708.6
Investments in partnerships	40.0	—	—	—	40.0
Segment assets	147.9	1.2	0.9	—	150.0
Segment liabilities	1,105.0	—	0.8	—	1,105.8

Consolidated net assets					2,792.8

Acquisitions of non-current assets	—	—	—	—	—

Total acquisitions of non-current assets					—

Year ended 31 December 2007	$Million
Consolidated	Australia	North America	Europe	Caribbean, South America & Africa*	Total
Segment revenue by location of customer**	—	—	—	—	—
Unallocated revenue	2.7	—	0.1	—	2.8

Consolidated revenue					2.8

Investments in Associates	1,031.3	394.8	45.2	1,185.7	2,657.0
Segment assets	27.2	1.0	3.4	—	31.6
Segment liabilities	1,023.7	—	1.0	—	1,024.7

Consolidated net assets					1,663.9

Acquisitions of non-current assets	—	—	—	—	—

Total acquisitions of non-current assets					—

*	Predominantly includes assets in Jamaica, Brazil, Suriname and Guinea.
**	The Group had no sale of goods and services for the year; therefore no segment revenue is disclosed.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alumina Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, cash flows statements and statements of changes in equity present fairly, in all material respects, the financial position of Alumina Limited and controlled entities (the “Group”) at 31 December 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2008 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b) in this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), International Standards on Auditing, and Australian Auditing Standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Report of Independent Registered Public Accounting Firm

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

June 3, 2009

Report of Independent Registered Public Accounting Firm

To the Members of the Strategic Council of

Alcoa World Alumina and Chemicals:

In our opinion, the accompanying combined balance sheets and the related combined statements of income, members’ equity and cash flows present fairly, in all material respects, the financial position of Alcoa World Alumina and Chemicals (“AWAC”) at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AWAC’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Pittsburgh, Pennsylvania

February 20, 2009

Alcoa World Alumina and Chemicals

Combined Balance Sheets

Years Ended December 31, 2008 and 2007

(U.S. Dollars in millions)	2008	2007
Assets
Current assets
Cash and cash equivalents (A and M)	$70.0	$68.3
Receivables from customers	261.1	341.5
Related party receivables (H)	178.3	234.9
Other receivables	181.9	59.8
Related party notes receivable (H)	87.0	—
Inventories (A and D)	674.1	583.4
Prepaid expenses and other current assets	123.3	117.0

Total current assets	1,575.7	1,404.9
Properties, plants and equipment, net (A and E)	5,530.1	4,870.8
Investments (A, B and O)	237.3	252.7
Other assets (A and F)	947.8	953.7

Total assets	$8,290.9	$7,482.1

Liabilities
Current liabilities
Short-term borrowings (A, G and M)	$181.6	$113.5
Accounts payable, trade	723.8	705.7
Accounts payable, related party (H)	65.7	36.9
Accrued compensation and retirement costs	181.7	204.8
Taxes, including taxes on income	174.5	156.6
Deferred income taxes (L)	102.7	123.9
Other current liabilities	78.7	105.4

Total current liabilities	1,508.7	1,446.8

Capital lease obligations (G)	30.0	—
Accrued pension benefits (J)	141.1	—
Accrued postretirement benefits (J)	30.6	38.6
Deferred alumina sales revenue (A)	140.6	148.8
Other noncurrent liabilities and deferred charges	161.2	152.7
Deferred income taxes (L)	255.1	277.3

Total liabilities	2,267.3	2,064.2

Contingencies and commitments (O)

Members’ Equity
Members’ equity	6,516.1	5,037.6
Accumulated other comprehensive (loss) income	(492.5)	380.3

Total members’ equity	6,023.6	5,417.9

Total liabilities and members’ equity	$8,290.9	$7,482.1

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combined Statements of Income

Years Ended December 31, 2008, 2007, and 2006

(U.S. Dollars in millions)	2008	2007	2006
Revenues
Sales	$3,743.4	$3,471.3	$3,604.0
Sales to related parties (H)	2,566.0	2,331.1	2,079.1

	6,309.4	5,802.4	5,683.1

Costs and Expenses
Cost of goods sold (exclusive of expenses below)	4,821.8	4,001.1	3,698.9
Selling, general administrative, and other expenses	98.1	86.2	80.7
Research and development expenses	30.6	21.7	18.7
Provision for depreciation, depletion and amortization (A)	295.3	277.7	216.3
Restructuring and other charges (income) (Q)	88.4	(0.4)	6.1
Interest expense	9.3	7.7	1.6
Other (income) expense, net	(58.6)	(3.5)	0.8

	5,284.9	4,390.5	4,023.1

Income before income taxes	1,024.5	1,411.9	1,660.0
Provision for taxes on income (L)	432.5	458.6	537.9

Net income	$592.0	$953.3	$1,122.1

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combined Statements of Cash Flows

Years Ended December 31, 2008, 2007, and 2006

(U.S. Dollars in millions)	2008	2007	2006
Cash from Operations
Net income	$592.0	$953.3	$1,122.1
Adjustments to reconcile net income to cash from operations
Depreciation, depletion and amortization	295.3	277.7	216.3
Change in deferred income taxes	(163.4)	(0.3)	(18.5)
Equity loss (income), net of dividends	6.4	(6.8)	9.3
Restructuring and other charges (income) (Q)	88.4	(0.4)	6.1
Stock-based compensation (K)	5.0	4.7	5.2
Excess tax benefits from stock-based payment arrangements	(0.6)	(1.7)	(0.8)
Changes in assets and liabilities, excluding effects of foreign currency translation adjustments:
Decrease (increase) in receivables	(41.7)	21.8	(127.0)
Decrease (increase) in related party receivables	56.6	15.0	(9.8)
Increase in inventories	(90.7)	(105.6)	(54.6)
Decrease in prepaid expenses and other current assets	14.7	21.2	83.0
(Decrease) increase in accounts payable and accrued expenses	(5.3)	70.4	68.8
Increase (decrease) in taxes, including taxes on income	17.9	(186.8)	211.1
Net change in noncurrent assets and liabilities	(123.2)	(159.5)	(92.3)

Cash provided from operations	651.4	903.0	1,418.9

Financing Activities
Net change in short-term borrowings (M)	68.1	19.4	(19.8)
Additions to capital leases (G)	30.0	—	—
Capital contributions	1,618.2	1,021.7	500.5
Dividends paid and return of capital to members	(736.7)	(914.1)	(989.9)
Excess tax benefits from share based payment arrangements	0.6	1.7	0.8

Cash provided from (used in) financing activities	980.2	128.7	(508.4)

Investing Activities
Capital expenditures	(1,530.5)	(1,235.7)	(836.2)
Additions to investments	(9.4)	(30.9)	(26.8)
Net change in related party note receivable (H)	(87.0)	100.0	(100.0)

Cash (used for) provided from investing activities	(1,626.9)	(1,166.6)	(963.0)

Effect of exchange rate changes on cash and cash equivalents	(3.0)	8.1	18.3

Net change in cash and cash equivalents	1.7	(126.8)	(34.2)
Cash and cash equivalents beginning of year	68.3	195.1	229.3

Cash and cash equivalents at end of year	$70.0	$68.3	$195.1

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combined Statements of Members’ Equity

Years Ended December 31, 2008, 2007, and 2006

(U.S. Dollars in millions)	Comprehensive Income	Members’ Equity	Accumulated Other Comprehensive Loss (Income)	Total Members’ Equity
Balance at December 31, 2005		$3,343.6	$(89.6)	$3,254.0

Comprehensive income - 2006:

Net income - 2006	$1,122.1	1,122.1	—	1,122.1
Currency translation adjustments	229.5	—	229.5	229.5
Unrecognized losses on derivatives, net of tax
Net change from periodic revaluation	(100.6)	—	(100.6)	(100.6)
Net amount reclassified to income	(3.6)	—	(3.6)	(3.6)

Comprehensive income	$1,247.4	—	—	—

Capital contribution (B)		500.5	—	500.5
Dividends paid and return of capital to members		(989.9)	—	(989.9)
Cumulative effect adjustment due to the adoption of EITF 04-6		(5.6)	—	(5.6)
Stock based compensation		5.2	—	5.2
Change due to adoption of SFAS 158, net of tax		—	16.1	16.1

Balance at December 31, 2006		3,975.9	51.8	4,027.7

Comprehensive income:
Net income	$953.3	953.3	—	953.3
Other comprehensive income:
Foreign currency translation adjustments	282.1	—	282.1	282.1
Change in unrecognized gains and prior service cost related to pension and post-retirement benefit plans, net of tax	9.9	—	9.9	9.9
Unrecognized gains on derivatives, net of tax	—	—	—	—
Net change from periodic revaluations	12.7	—	12.7	12.7
Net amount reclassified to income	23.8	—	23.8	23.8

Comprehensive income	$1,281.8

Capital contribution (B)		1,021.7	—	1,021.7
Dividends paid and return of capital to members		(914.1)	—	(914.1)
Stock-based compensation		4.7	—	4.7
Other		(3.9)	—	(3.9)

Balance at December 31, 2007		5,037.6	380.3	5,417.9

Comprehensive income:
Other comprehensive (loss) income:
Net income	$592.0	592.0	—	592.0
Other comprehensive (loss) income:
Foreign currency translation adjustments	(693.2)	—	(693.2)	(693.2)
Change in unrecognized losses and prior service cost related to pension and post-retirement benefit plans, net of tax	(181.1)	—	(181.1)	(181.1)
Unrecognized gains (losses) on derivatives, net of tax				—
Net change from periodic revaluations	7.5	—	7.5	7.5
Net amount reclassified to income	(6.0)	—	(6.0)	(6.0)

Comprehensive loss	$(280.8)			—

Capital contribution (B)		1,618.2	—	1,618.2
Dividends paid		(736.7)	—	(736.7)
Stock-based compensation		5.0	—	5.0

Balance at December 31, 2008		$6,516.1	$(492.5)*	$6,023.6

*	Comprised of unrealized foreign currency translation adjustments of ($337.4) and unrecognized losses and prior service costs, net, related to pension and post-retirement benefit plans of ($155.1), all net of tax.

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

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

Investments in other entities are accounted for principally on the equity basis if management has the ability to exercise significant influence.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

Inventory Valuation

Inventories are carried at the lower of cost or market, with cost for a portion of U.S. inventories determined under the last-in, first-out (“LIFO”) method. The cost of other inventories is principally determined under the average-cost method. See Note D for additional information.

Properties, Plants and Equipment

Properties, plants and equipment are recorded at cost. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets. Gains or losses from the sale of assets are generally recorded in other income. Repairs and maintenance are charged to expense as incurred. Interest related to construction of qualifying assets is capitalized as part of construction costs. Depletion related to mineral reserves is recorded using the units of production method. See Note E for additional information.

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

During the first quarter of 2008, AWAC completed a review of the estimated useful lives of its alumina refining and aluminum smelting facilities. Such a review was performed because considerable engineering data and other information indicated that the estimated useful lives of many of the assets in these businesses were no longer appropriate. As a result of this review, for the majority of its refining and smelting locations, Alcoa extended the useful lives of machinery and equipment to an average of 26 years, (previously 16 years). The weighted average life for structures remained at 33 years.

The extension of depreciable lives qualifies as a change in accounting estimate and was made on a prospective basis effective January 1, 2008 for the alumina refining and aluminum smelting facilities. In 2008, depreciation, depletion, and amortization expense was $13.7 (after-tax) less than it would have been had the depreciable lives not been extended.

Goodwill and Other Intangibles

Goodwill is not amortized, instead, it is tested for impairment annually (in the fourth quarter) or more frequently if indicators of impairment exist or if a decision is made to sell a business. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include a decline in expected cash flows, a significant adverse change in legal factors or in the business climate, unanticipated competition, or slower growth rates, among others.

Goodwill is allocated among and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment. AWAC has two reporting units: the Alumina and Primary Metals segments.

The evaluation of impairment involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. AWAC uses a discounted cash flow model (“DCF model”) to estimate the current fair value of its reporting units when testing for impairment. A number of significant assumptions and estimates are involved in the application of the DCF

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

model to forecast operating cash flows, including markets and market share, sales volumes and prices, costs to produce, tax rates, capital spending, discount rate and working capital changes. Most of these assumptions vary significantly among the reporting units. Cash flow forecasts are generally based on approved business unit operating plans for the early years’ cash flows and historical relationships in later years. The betas used in calculating the individual reporting units weighted average cost of capital (“WACC”) rate are estimated for each business with the assistance of valuation experts.

In 2008, the estimated fair value of the Alumina segment was well in excess of the carrying value resulting in no impairment. For Primary Metals, while the estimated fair value of this business exceeded its carrying value, the excess was significantly impacted due to the historic drop in the London Metal Exchange (“LME”) price that occurred in the second half of 2008. Management performed an updated goodwill impairment test for Primary Metals in late December 2008, which again resulted in no impairment (the test for the Alumina segment was also updated).

Historically, LME pricing levels and the corresponding input costs (e.g., raw materials, energy) have generally trended in the same manner, resulting in relatively consistent cash margins over time. As a result, the estimated fair value of Primary Metals traditionally has been well in excess of its carrying value. However, during the second half of 2008, the LME price decreased at an unprecedented rate, significantly outpacing any decreases in associated input costs. As a result of this near-term disruption in the historical relationship between LME and input costs, the expected cash margins in the early years in the DCF model were lower than normal and lower than long-term expectations.

In the event the estimated fair value of a reporting unit per the DCF model is less than the carrying value, additional analysis would be required. The additional analysis would compare the carrying amount of the reporting unit’s goodwill with the implied fair value of that goodwill, which may involve the use of valuation experts. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value amounts assigned to all of the assets and liabilities of that unit as if the reporting unit was acquired in a business combination and the fair value of the reporting unit represented the purchase price. If the carrying value of goodwill exceeds its implied fair value, an impairment loss equal to such excess would be recognized, which could significantly and adversely impact reported results of operations and stockholders’ equity.

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

December 31, 2008 and 2007

(in millions)

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

Deferred Alumina Sales Revenue

AWAC periodically enters into long-term supply contracts with alumina and aluminum customers and receives advance payments for product to be delivered in future periods. These advance payments are recorded as deferred revenue, and revenue is recognized as shipments are made and title, ownership, and risk of loss pass to the customer during the term of the contracts. As a result, prepayment of $240.0 related to an agreement with a third party customer received in 1997, is being amortized over the life of the contract based on the tonnage shipped.

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

Certain conditional asset retirement obligations (“CAROs”) related to alumina refineries and aluminum smelters, have not been recorded in the Combined Financial Statements due to uncertainties surrounding the ultimate settlement date. A CARO is a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within AWAC’s control. Such uncertainties exist as a result of the perpetual nature of refineries and smelters, maintenance and upgrade programs, and other factors preventing a reasonable estimation surrounding the ultimate settlement date. At the date a reasonable estimate of the ultimate settlement date can be made, AWAC would record a retirement obligation for the removal, treatment, transportation, storage and/or disposal of various regulated assets and hazardous materials

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

such as asbestos, underground and aboveground storage tanks, polychlorinated biphenyls (“PCBs”), various process residuals, solid wastes, electronic equipment waste and various other materials. Such amounts may be material to the Combined Financial Statements in the period in which they are recorded.

Mine Development Costs

Costs incurred during the exploration/evaluation phases are expensed. This phase ends when it is determined that the mineral deposit can be mined and processed economically. Development phase costs are capitalized and include costs to construct the mine, including overburden removal, roads, and land improvements. Costs incurred during the production phase are recognized in cost of products sold and include all costs to extract the minerals, including post production overburden removal and amortization of any capitalized development costs.

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

Income Taxes

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are adjusted for changes in tax rates and tax laws when enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances. Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means the statute of limitation expires. Interest and penalties related to uncertain tax positions are recognized when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the appropriate taxing authority has completed their examination even though the statue of limitations remains open, or the statute of limitations expires. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and benefits would be applicable under relevant law until such time that the related tax benefits are recognized.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

Stock-Based Compensation

Certain employees of AWAC receive stock options under Alcoa’s Long Term Stock Incentive Plan and AWAC receives charges for stock option exercises under this plan. AWAC accounts for stock- based compensation expense for employee equity grants using the non-substantive vesting period approach, in which the expense (net of estimated forfeitures) is recognized ratably over the requisite service period based on the grant date fair value. Determining the fair value of stock options at the grant date requires judgment including estimates for the average risk-free interest rate, expected volatility, expected exercise behavior, expected dividend yield, and expected forfeitures. If any of these assumptions differ significantly from actual, stock-based compensation expense could be impacted.

Beginning with the 2006 grants, participants can choose whether to receive their award in the form of stock options, restricted stock units (stock awards), or a combination of both. This choice is made before the grant is issued and is irrevocable.

Prior to 2006, AWAC used the nominal vesting approach related to retirement-eligible employees, in which the compensation expense is recognized ratably over the original vesting period. As part of Alcoa’s stock-based compensation plan design, individuals that are retirement-eligible have a six-month requisite service period in the year of grant. Equity grants are issued in early January each year. As a result, a larger portion of expense will be recognized in the first and second quarters of each year for these retirement-eligible employees. Compensation expense recorded in 2008 was $5.0 ($3.4 after tax). Of this amount, $0.3 pertains to the acceleration of expense related to retirement-eligible employees.

As of January 1, 2005, AWAC switched from the Black-Scholes pricing model to a lattice model to estimate fair value at the grant date for future option grants. On December 31, 2005, Alcoa accelerated the vesting of .8 million unvested stock options granted to employees of AWAC in 2004 and on January 13, 2005. The 2004 and 2005 accelerated options had weighted average exercise prices of $35.60 and $29.54, respectively. The decision to accelerate the vesting of the 2004 and 2005 options was made primarily to avoid recognizing the related compensation expense in future combined financial statements upon the adoption of a new accounting standard. The accelerated vesting of the 2004 and 2005 stock options reduced AWAC’s after-tax stock option compensation expense by $2.1 in both 2006 and 2007.

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

AWAC accounts for hedges of foreign currency exposures and certain forecasted transactions, principally purchases of natural gas and fuel oil, as cash flow hedges. The fair values of the derivatives are recorded in other current and noncurrent assets and liabilities in the combined balance sheet. The effective portions of the changes in fair values of these derivatives are recorded in

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

accumulated other comprehensive income and are reclassified to sales, cost of goods sold or other income in the period that the transaction no longer qualifies as a cash flow hedge. These contracts cover the same periods as known or expected exposures, generally within three years. There were no outstanding positions as of December 31, 2008.

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

Other Income/Loss

Transactions which result in a gain or loss that are not part of ongoing operations are classified in other income/loss in the income statement. During 2008, management terminated an arrangement for use of a shipping vessel which resulted in approximately $25.0 in income.

Recently Adopted Accounting Standards

On January 1, 2008, AWAC adopted Statement of Financial Accounting Standards (“SFAS”) No 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115, (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option) with changes in fair value reported in earnings. The adoption of SFAS 159 had no impact on the Combined Financial Statements as management did not elect the fair value option for any other financial instruments or certain other assets and liabilities.

On January 1, 2008, AWAC adopted SFAS No. 157, Fair Value Measurements, (“SFAS 157”) as it relates to financial assets and financial liabilities. In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, Effective Date of FASB Statement No. 157, which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until January 1, 2009 for calendar year-end entities. Also in February 2008, the FASB issued FSP No. FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, which states that SFAS No. 13, Accounting for Leases, (“SFAS 13”) and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13 are excluded from the provisions of SFAS 157, except for assets and liabilities related to leases assumed in a business combination that are required to be measured at fair value under SFAS No. 141, Business Combinations, (“SFAS 141”) or SFAS No. 141 (revised 2007), Business Combinations, (“SFAS 141(R)”).

SFAS 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (“GAAP”), and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements and are to be applied prospectively

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

with limited exceptions. The adoption of SFAS 157, as it relates to financial assets, had no impact on the Combined Financial Statements. Management has determined that the adoption of SFAS 157, as it relates to nonfinancial assets and nonfinancial liabilities, is not expected to have a material impact on the Combined Financial Statements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This standard is now the single source in GAAP for the definition of fair value, except for the fair value of leased property as defined in SFAS 13. SFAS 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1”) and the lowest priority to unobservable inputs (“Level 3”). The three levels of the fair value hierarchy under SFAS 157 are described below:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Effective September 30, 2008, AWAC adopted FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP FAS 157-3”), which was issued on October 10, 2008. FSP FAS 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The adoption of FSP FAS 157-3 had no impact on the Combined Financial Statements.

On January 1, 2008, AWAC adopted FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39, (“FSP FIN 39-1”). FSP FIN 39-1 amends FIN No. 39, Offsetting of Amounts Related to Certain Contracts, by permitting entities that enter into master netting arrangements as part of their derivative transactions to offset in their financial statements net derivative positions against the fair value of amounts (or amounts that approximate fair value) recognized for the right to reclaim cash collateral or the obligation to return cash collateral under those arrangements. The adoption of FSP FIN 39-1 did not impact the Combined Balance Sheet as of December 31, 2007 and 2008 as no cash collateral was held or posted.

On January 1, 2008, AWAC adopted Emerging Issues Task Force (“EITF”) Issue No. 06-10, Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements, (“EITF 06-10”). Under the provisions of EITF 06-10, an employer is required to recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, or Accounting Principles Board Opinion No. 12, Omnibus Opinion – 1967, if the employer has agreed to maintain a life insurance policy during the employee’s retirement or provide the employee with a death benefit based on the substantive arrangement with the employee. The provisions of EITF 06-10 also require an employer to recognize and measure the asset in a

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

collateral assignment split-dollar life insurance arrangement based on the nature and substance of the arrangement. The adoption of EITF 06-10 had no impact on the Combined Financial Statements.

On January 1, 2008, AWAC adopted Statement 133 Implementation Issue No. E23, Hedging—General: Issues Involving the Application of the Shortcut Method under Paragraph 68 (“Issue E23”). Issue E23 provides guidance on certain practice issues related to the application of the shortcut method by amending paragraph 68 of SFAS 133 with respect to the conditions that must be met in order to apply the shortcut method for assessing hedge effectiveness of interest rate swaps. In addition to applying the provisions of Issue E23 on hedging arrangements designated on or after January 1, 2008, an assessment was required to be made on January 1, 2008 to determine whether pre-existing hedging arrangements met the provisions of Issue E23 as of their original inception. Management performed such an assessment and determined that the adoption of Issue E23 had no impact on preexisting hedging arrangements. AWAC will apply the provisions of Issue E23 on future hedging arrangements so designated.

On January 1, 2007, AWAC adopted FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty In Income Taxes—an interpretation of FASB Statement No. 109, (“FIN 48”). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements, uncertain tax positions that it has taken or expects to take on a tax return. This Interpretation requires that a company recognize in its financial statements the impact of tax positions that meet a “more likely than not” threshold, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Effective January 1, 2007, AWAC adopted FASB Staff Position (“FSP”) No. FIN 48-1, Definition of Settlement in FASB Interpretation No. 48, (“FSP FIN 48-1”), which was issued on May 2, 2007. FSP FIN 48-1 amends FIN 48 to provide guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The term “effectively settled” replaces the term “ultimately settled” when used to describe recognition, and the terms “settlement” or “settled” replace the terms “ultimate settlement” or “ultimately settled” when used to describe measurement of a tax position under FIN 48. FSP FIN 48-1 clarifies that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open.

The adoption of FIN 48 and FSP FIN 48-1 did not have a material impact on the accompanying Combined Financial Statements. See Note L for the required disclosures in accordance with the provisions of FIN 48.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

Additionally, SFAS 158 requires an employer to measure the funded status of each of its plans as of the date of its year-end statement of financial position. The funded status of all of AWAC’s pension and other postretirement benefit plans had been measured as of December 31.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, (“SAB 108”). SAB 108 was issued to provide interpretive guidance on how the effects of the carryforward or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provisions of SAB 108 were effective for AWAC for its December 31, 2006 year-end. The adoption of SAB 108 did not have a material impact on AWAC’s Combined Financial Statements.

On January 1, 2006, AWAC adopted SFAS No. 123(R), Share-Based Payment, which required the company to recognize compensation expense for stock-based compensation based on the fair value of the share-based employee grants. SFAS No. 123(R) revises SFAS No. 123 Accounting for Stock-Based Compensation and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations (“ABP 25”). AWAC elected the modified prospective application method for adoption, and prior periods financial statements have not been restated. See Note K for additional information.

On January 1, 2006 AWAC adopted EITF 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry (“EITF 04-6”). EITF 04-6 requires that stripping costs incurred during the production phase of a mine are to be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred. Upon adoption, AWAC recognized a cumulative effect adjustment in the opening balance of retained earnings of $5.6, representing the reduction in the net book value of postproduction stripping costs of $8.6, offset by a related deferred tax liability of $3.0.

Recently Issued Accounting Standards

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133, (“SFAS 161”). SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities, including (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under SFAS 133, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This standard becomes effective for AWAC on January 1, 2009. Earlier adoption of SFAS 161 and, separately, comparative disclosures for earlier periods at initial adoption are encouraged. As SFAS 161 only requires enhanced disclosures, management has determined that the adoption of SFAS 161 will not have an impact on the Combined Financial Statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, (“SFAS 160”). SFAS 160 amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard defines a noncontrolling interest, sometimes called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. SFAS 160 requires, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the parent’s equity; consolidated net income to be reported at amounts inclusive of both the parent’s and noncontrolling interest’s shares and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest all on the consolidated statement of income; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. SFAS 160 becomes effective for AWAC on January 1, 2009. Management has determined that the adoption of SFAS 160 will not have an impact on the Combined Financial Statements.

In December 2007, the FASB issued SFAS 141(R), which replaces SFAS 141 and retains the fundamental requirements in SFAS 141, including that the purchase method be used for all business combinations and for an acquirer to be identified for each business combination. This standard defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control instead of the date that the consideration is transferred. SFAS 141(R) requires an acquirer in a business combination, including business combinations achieved in stages (step acquisition), to recognize the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. It also requires the recognition of assets acquired and liabilities assumed arising from certain contractual contingencies as of the acquisition date, measured at their acquisition-date fair values. SFAS 141(R) becomes effective for AWAC for any business combination with an acquisition date on or after January 1, 2009. Management has determined that the adoption of SFAS 141(R) will not have a material impact on the Combined Financial Statements.

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets, (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets, (“SFAS 142”) in order to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other GAAP. FSP FAS 142-3 becomes effective for AWAC on January 1, 2009. Management has determined that the adoption of FSP FAS 142-3 will not have an impact on the Combined Financial Statements.

In June 2008, the FASB issued FSP No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, (“FSP EITF 03-6-1”). FSP EITF 03-6-1 states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 becomes effective for AWAC on January 1, 2009. Management has determined that the adoption of FSP EITF 03-6-1 will not have an impact on the Combined Financial Statements.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Pan Assets, (“FSP FAS 132(R)-1), FSP FAS 132(R)-1 amends SFAS No. 132 (revised 2003), Employers Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This guidance is intended to ensure that an employer meets the objectives of the disclosures about plan assets in an employer’s defined benefit pension or other postretirement plan to provide users of financial statements with an understanding of the following: how investment allocation decisions are made; the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in plan assets; and significant concentrations of risk within plan assets. FSP FAS 132(R)-1 becomes effective for AWAC on December 31, 2009. As FSP FAS 132(R)-1 only requires enhanced disclosures, management has determined that the adoption of FSP FAS 132(R)-1 will not have an impact on the Consolidated Financial Statements.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

Reclassification

In order to conform to the presentation of the 2008 financial statements, a reclass in the amount of $75 was made from the noncurrent liabilities to current liabilities in the 2007 financial statements included herein. This amount represents an accrual for vacation and long-term service leave. During 2008, it was determined that the $75 was payable on demand, and, therefore, should be classified as current. Also, the amount shown for ARO obligations in the 2007 financial statements included herein was revised in Note C and the deferred tax assets related to depreciation in the 2007 financial statements included herein were reflected gross rather than net in Note L. Additionally, certain other amounts in the 2007 and 2006 financial statements included herein were reclassified to conform to the 2008 financial statements presentation.

B.	Nature of Operations

In December 1994 and January 1995, Alcoa and Alumina Limited entered into a multi-step transaction to restructure and combine the ownership of their respective worldwide bauxite, alumina and alumina-based chemicals businesses and investments into a group of companies known collectively as AWAC. AWAC is owned 60% by Alcoa and 40% by Alumina Limited.

Primarily all bauxite mined by AWAC entities is refined into alumina by AWAC through a chemical process. The alumina is then sold to customers to be smelted into primary aluminum. Approximately 54%, 41% and 48% of AWAC’s respective 2008, 2007 and 2006 alumina production was sold to Alcoa. In addition, Alcoa of Australia (“AofA”), the largest entity within AWAC, operates integrated aluminum facilities in Australia including mining, refining and smelting operations. Approximately 78%, 77% and 72% of AofA’s 2008, 2007 and 2006 revenues of $3,999.7, $3,739.3 and $3,650.1, respectively, were derived from alumina, and the balance was derived principally from primary aluminum.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

5.	On June 28, 2004, AWAC increased its ownership stake in Halco Mining, Inc. (“Halco”) from 43% to 45%. AWAC paid $5.9 for the additional 2% interest in Halco which is accounted for as an equity investment in the combined balance sheet.

6.	On December 23, 2005, AofA exercised its preemptive rights to acquire minority partner AngloGold’s equity position in the Cape Bougainville and Mitchell Plateau joint ventures in Western Australia for $1.6, which is accounted for as an equity investment in the combined balance sheet.

7.	During 2006, Alcoa World Alumina Brasil Participoes, Ltd. (“AWA Brazil”) became an active partnership. Alcoa and Alumina Limited own 60% and 40% of AWA Brazil, respectively. Capital contributions totaling $176.0 were made to AWA Brazil in 2006, which Alcoa and Alumina Limited made based on their ownership percentages. The contributed capital was primarily used to purchase newly issued equity shares of Abalco. After this transaction, Abalco ownership remained 60% Alcoa and 40% Alumina Limited.

8.	AWAC received capital calls totaling $323.2 during 2006. The contributions were primarily used to repay the short-term borrowing between Alcoa World Alumina LLC (“AAC LLC”) and Alcoa. See Note G for additional information. The remaining contributions were used by AWAC to fund the forecasted capital needs of AWA LLC’s wholly owned subsidiary Alcoa Minerals of Jamaica LLC (“AMJ”) and the construction of a new bauxite mine and refinery in Juruti which is owned by AWA Brasil Participoes, Ltd.

9.	During 2007, AWAC received capital calls of $1,021.7. The contributions were primarily used to fund the construction of a new bauxite mine and refinery in Juruti which is owned by AWA Brasil Participoes, Ltd. The remaining capital contributions were used to fund capital needs of AWA LLC’s wholly owned subsidiary AMJ.

10.	During 2007, AWAC acquired an additional 5% of the Jamalco joint venture from the government of Jamaica. AWAC funded the construction of the expansion at the Jamaica refinery and contributed the fixed assets related to the expansion in exchange for an additional 5% ownership in the joint venture.

11.	During 2008, AWAC received capital calls of $1,549.2. The contributions were primarily used to fund the construction of a new bauxite mine and refinery in Juruti. The remaining capital contributions were used to fund capital needs of AWA LLC’s wholly owned subsidiary AMJ. Additionally, Omni and Abalco were merged into AWA Brazil.

12.	During 2008, Enterprise Partnership was formed with a $69.0 contribution from the partners of AWAC. Enterprise Partnership was created to fund capital calls of the partners of AWAC.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

The following summarizes the concentrations of sales and net assets by major geographic region.

	2008	2007	2006
Sales
Australia	$3,986.8	$3,735.1	$3,626.4
U.S.	1,204.8	1,016.3	1,168.7
Other	1,117.8	1,051.0	888.0

Total sales	$6,309.4	$5,802.4	$5,683.1

	2008	2007
Net assets
Australia	$2,452.2	$2,998.9
Brazil	2,025.4	710.6
U.S.	851.5	898.9
Other	694.5	809.5

Total net assets	$6,023.6	$5,417.9

C.	Asset Retirement Obligations

AWAC has recorded AROs related to legal obligations associated with the normal operations of bauxite, mining, alumina refining, and aluminum smelting facilities. These AROs consist primarily of costs associated with spent pot lining disposal, closure of bauxite residue areas, mine reclamation, and landfill closure.

Effective December 31, 2005, AWAC adopted FIN No. 47, Accounting for Conditional Retirement Obligations, (“FIN 47”). FIN 47 clarifies the accounting for conditional asset retirement obligations (“CAROs”), as referenced in SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”). A CARO is a legal obligation to perform an asset retirement activity in which the obligation is unconditional, but uncertainty exists about the timing and (or) method of settlement, which may or may not be under the control of AWAC, and which prevents the reasonable estimation of the fair value of the CARO.

In additional to the above CAROs, certain CAROs related to alumina refineries and aluminum smelters have not been recorded in the Combined Financial Statements due to uncertainties surrounding the ultimate settlement date. Such uncertainties exist as a result of the perpetual nature of the refineries and smelters, maintenance upgrade programs and other factors. At the date a reasonable estimate of the ultimate settlement date can be made, AWAC would record a retirement obligation for the removal, treatment, transportation, storage and (or) disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, PCBs, various process residuals, solid wastes, electronic equipment waste and various other materials. If AWAC was required to shutdown all such facilities immediately, the estimated CARO as of December 31, 2008 ranges from less than one million to $27 per facility (11 structures) in today’s dollars.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

The following table details the changes in the carrying amounts of AROs at December 31:

	2008	2007
Balance at beginning of year	$128.2	$106.4
Accretion expense	8.1	5.4
Liabilities incurred	25.2	15.1
Payments	(4.8)	(8.6)
Translation and other	(23.4)	9.9

Balance at end of year	$133.3	$128.2

D.	Inventories

	2008	2007
Finished goods	$23.6	$20.0
Work-in-process	63.7	72.7
Bauxite and alumina	189.7	197.5
Purchased raw materials	278.8	166.8
Operating supplies	118.3	126.4

	$674.1	$583.4

Approximately 19% of total inventories at December 31, 2008 and 2007, were valued on a LIFO basis. If valued on an average cost basis, total inventories would have been $100.8 and $76.9 higher at the end of 2008 and 2007, respectively.

E.	Properties, Plants, and Equipment, net

	2008	2007
Land and land rights, including mines	$150.2	$159.2
Structures	1,920.0	2,093.8
Machinery and equipment	4,365.5	5,050.3

	6,435.7	7,303.3
Less: Accumulated depreciation and depletion	3,668.3	4,108.0

	2,767.4	3,195.3
Construction work in progress	2,762.7	1,675.5

	$5,530.1	$4,870.8

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

F.	Other Assets

	2008	2007
Deferred mine development	$126.4	$134.6
Deferred income taxes	229.8	131.0
Prepaid pension benefit	14.4	136.9
Deferred charges and other	505.7	459.1
Goodwill	33.6	39.6
Intangibles	37.9	52.5

	$947.8	$953.7

G.	Short-Term Borrowings

During 2008, AWA Brazil entered into a capital lease obligation for energy assets. The term of this arrangement is for five years. Annual payments of approximately $7.0 are required. Amounts outstanding under this arrangement were $36.4 at December 31, 2008.

During 2008, Alumina Espanola received advances from the partners of AWAC and entered into a revolving credit facility to fund working capital needs. This note expires on December 31, 2009. The borrowing rate was 4.94% at December 31, 2008. Outstanding amounts under this arrangement were $127.0 at December 31, 2008.

During 2007, Alumina Espanola received advances from Alcoa, Inc. under a line of credit to fund working capital needs. There were no outstanding borrowings at December 31, 2008. Amount outstanding under this arrangement was $6.5 at December 31, 2007.

In May 2001, Alcoa entered into a loan agreement with AAC LLC whereby AAC LLC may borrow funds from Alcoa in various installments or “draw downs.” Each individual “draw down” has its own maturity not to exceed 60 days, and bears interest at the rate for deposits in U.S. dollars as determined by the British Bankers Association on the day of the borrowing. Amounts outstanding under this arrangement were $7.3 and $33.7 as of December 31, 2008 and 2007, respectively.

During 2006, AWA LLC received advances from its joint venture partner in the Jamaica refinery. These advances are repayable upon demand. These advances accrue interest at the Cayman overnight deposit rate. There were no outstanding borrowings at December 31, 2008. Amount outstanding under this arrangement was $20.3 as of December 31, 2007.

During 2006, AofA received advances from its joint venture partners in the Portland smelter. These advances are repayable upon demand. These advances accrue interest at the Australian dollar official cash rate less five basis points. The rate was 4.2% at December 31, 2008. Amounts outstanding under this arrangement were $1.4 and $3.2 at December 31, 2008 and 2007, respectively.

AWAC participates in computerized payable settlement arrangements with certain vendors and third-party intermediaries. As of December 31, 2008 and 2007, short-term borrowings included $39.2 and $49.6, respectively, of amounts that will be paid through the third-party intermediaries. The arrangements provide that, at the vendor’s request, the third-party intermediary advances the amount of the scheduled payment to the vendor, less an appropriate discount, before the scheduled payment date. AWAC makes payment to the third-party intermediary on the date stipulated in accordance with the commercial terms negotiated with its vendors. Imputed interest on the borrowings were $2.1 and $3.5 in 2008 and 2007, respectively. See Note A for additional information.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

Alumina Espanola has the option to enter into extended trade payable arrangements which are longer than normal customary terms. These arrangements have terms up to 180 days. The extended terms can be elected at a rate of 3 month Libor + 1%. Outstanding amounts under these arrangements were $0.3 and $0.2 at December 31, 2008 and 2007, respectively.

H.	Related Party Transactions

AWAC is controlled by its majority owner, Alcoa. AWAC receives related party sales revenues for alumina and chemical products sold to:

	2008	2007	2006
Alcoa	$2,539.7	$2,313.4	$2,055.0
Other	26.3	17.7	24.1

	$2,566.0	$2,331.1	$2,079.1

The terms for all transactions and agreements between related parties and AWAC are established by negotiation between the parties.

Certain entities within AWAC have entered into contractual agreements with Alcoa for employee services (principally related to employees of the U.S. operations), an administrative services agreement, a commodity hedging agreement and an alumina sales agreement. Total costs incurred by AWAC for these agreements were approximately $80.3 in 2008, $79.7 in 2007 and $80.6 in 2006. AWAC also has a long-term bauxite purchase agreement with a partially-owned entity. Total purchases under this agreement were approximately $199.5, $142.9 and $120.2 during 2008, 2007 and 2006, respectively.

In 2008, 2007 and 2006, AWAC was charged and paid $3.2, $9.7 and $0.1, respectively for stock option exercises under Alcoa’s Long Term Stock Incentive Plan. These amounts were reflected as a dividend paid to partners, net of $1.0 in 2008, $3.4 in 2007 and a minimal tax benefit in 2006, respectively. See Note A for additional information.

Casualty Losses

AWAC reduced cost of goods sold by $5.7 and $13.2 for business interruption proceeds and reduced cost of goods sold by $4.2 and $2.8 for property damage caused by Hurricane Dean to the Jamalco facility for the years ended December 31, 2008 and 2007, respectively. As of December 31, 2008, a receivable from the Alcoa-related insurance company of $4.9 remains for this claim.

Related Party Notes Receivable

On December 29, 2006, AWAC advanced $100.0 to Alcoa under an existing deposit agreement. Alcoa repaid the $100.0 loan to AWAC on January 2, 2007. Interest was accrued at a rate of 5.25% on the advance. In December, 2008, AWAC advanced $87.0 to the partners of AWAC. The partners repaid the $87.0 loan to AWAC on January 2, 2009. Interest was accrued at a rate of 6%. These notes are short-term in nature with durations in terms of days.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

I.	Lease Expense

Certain equipment, including process control hardware and software, as well as warehousing, office space, and ocean going vessels are under operating lease agreements. Total expense from continuing operations for all leases was $81.3 in 2008, $73.8 in 2007 and $63.2 in 2006. Under operating leases, minimum annual rentals are $56.0 in 2009, $54.9 in 2010, $41.7 in 2011, $13.2 in 2012, $1.8 in 2013 and a total of $14.1 for 2014 and thereafter.

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

AWAC adopted SFAS 158 as of December 31, 2006. In 2008, a pre-tax charge of $270.0 was recorded in equity of which $(4.7) relates to post-retirement benefits and $274.7 relates to pensions. In 2007, a pre-tax credit of $8.9 was recorded in equity of which $(2.6) relates to postretirement benefits and $11.5 relates to pensions.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

The table below reflects the status of AWAC’s pension and postretirement benefit plans.

	Pension Benefits		Postretirement Benefits
	2008	2007	2008	2007
Change in benefit obligation
Benefit obligation at beginning of year	$796.3	$767.1	$44.6	$41.3
Service cost	29.5	30.7	0.7	0.6
Interest cost	46.3	45.1	2.7	2.5
Amendments	—	6.3	—	—
Actuarial losses (gains)	3.5	4.9	(7.7)	0.5
Benefits paid	(64.5)	(17.9)	(2.0)	(1.7)
Participants’ contributions	16.9	21.5	—	—
Settlements	—	(63.6)	—	—
Other transfers, net	—	(51.0)	—	—
Exchange rate	(122.4)	53.2	(2.1)	1.4

Benefit obligation at end of year	$705.6	$796.3	$36.2	$44.6

Change in plan assets
Fair value of plan assets at beginning of year	$939.5	$891.3	$—	$—
Actual return on plan assets	(243.9)	96.2	—	—
Employer contributions	29.5	11.1	—	—
Participants’ contributions	16.9	21.5	—	—
Benefits paid	(64.5)	(17.9)	—	—
Settlements	—	(63.6)	—	—
Administrative expenses	(9.7)	(5.7)	—	—
Other transfers, net	—	(51.0)	—	—
Exchange rate	(90.0)	57.6	—	—

Fair value of plan assets at end of year	$577.8	$939.5	$—	$—

Funded status	$(127.8)	$143.2	$(36.2)	$(44.6)
Amounts attributed to joint venture partners	1.1	(6.3)	3.7	4.1

Net funded status	$(126.7)	$136.9	$(32.5)	$(40.5)

After the adoption of SFAS 158
Noncurrent assets	$14.4	$136.9	$—	$—
Current liabilities	—	—	(1.9)	(1.9)
Noncurrent liabilities	(141.1)	—	(30.6)	(38.6)

Net amount recognized	$(126.7)	$136.9	$(32.5)	$(40.5)

Amounts recognized in accumulated other comprehensive income consist of
Net actuarial losses (gains)	$264.2	$(22.3)	$(32.9)	$(28.6)
Prior service cost	9.6	13.5	2.7	3.4

Total, before tax effect	273.8	(8.8)	(30.2)	(25.2)
Less: Amounts attributed to joint venture partners	7.0	(0.9)	0.4	0.7

Net amount recognized, before tax effect	$266.8	$(7.9)	$(30.6)	$(25.9)

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

	Pension Benefits			Postretirement Benefits
	2008	2007	2006	2008	2007	2006
Components of net periodic benefit costs
Service cost	$28.5	$30.7	$28.8	$0.7	$0.6	$0.7
Interest cost	45.2	45.1	34.7	2.7	2.5	2.4
Expected return on plan assets	(66.4)	(67.4)	(57.1)	—	—	—
Amortization of prior service cost	3.8	2.6	1.9	0.5	0.4	0.4
Recognized actuarial (gains) losses	—	0.4	1.9	(2.1)	(2.3)	(1.9)
Settlement	—	(2.6)	—	—	—	—

Net periodic benefit costs	$11.1	$8.8	$10.2	$1.8	$1.2	$1.6

	Pension Benefits			Postretirement Benefits
	2008	2007	2006	2008	2007	2006
Other changes in Plan assets and benefit obligations recognized in other comprehensive income consist of
Net loss (gain)	$286.5	$(18.9)	$—	$(6.4)	$0.6	$—
Amortization of net gain (loss)	—	(0.4)	—	2.1	2.3	—
Prior service (benefit) cost	(0.1)	6.3	—	(0.2)	—	—
Amortization of prior service (cost) benefit	(3.8)	(2.6)	—	(0.5)	(0.4)	—
Settlement - actuarial gain	—	2.6	—	—	—	—

Totals before tax effect	282.6	(13.0)	—	(5.0)	2.5	—
Less: Amounts attributed to joint venture partners	7.9	(1.5)	—	(0.3)	(0.1)	—

Net amount recognized before tax effect	$274.7	$(11.5)	$—	$(4.7)	$2.6	$—

	Pension Benefits 2009	Postretirement Benefits 2009
Amounts expected to be recognized in net periodic benefit cost
Prior service cost recognition	$3.1	$0.4
Actuarial loss (gain) recognition	15.2	(1.9)

The accumulated benefit obligation for all defined benefit pension plans was $688.3 and $780.2 at December 31, 2008 and 2007, respectively.

The aggregate benefit obligation and fair value of plan assets for the pension plans with benefit obligations in excess of plan assets were $567.5 and $421.1, respectively, as of December 31, 2008. The aggregate accumulated benefit obligation and fair value of plan assets with accumulated benefit obligations in excess of plan assets were $566.6 and $421.1, respectively, as of December 31, 2008. As of December 31, 2007, the pension plans were in an overfunded status. The significant decline in the fair value of plan assets due to the current economic environment has caused the pension plans to be in an underfunded status as of December 31, 2008.

The unrecognized actuarial gain for postretirement benefit plans at December 31, 2008 of $32.9 primarily resulted from benefit payment projections exceeding actual payments. To the extent those gains exceed certain thresholds, the excess will continue to be recognized. Generally, these amounts are amortized over the estimated future service of plan participants, which is 12 years.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

Assumptions

Weighted average assumptions used to determine benefit obligations at December 31:

	2008	2007
Weighted average assumptions
Discount rate, at year end	6.59%	5.90%
Rate of compensation increase	4.33%	3.65%

The discount rate is based upon a yield available on government bonds with a term suitable to match the liabilities.

Weighted average assumptions used to determine the net cost for years ended December 31:

	2008	2007	2006
Weighted average assumptions
Discount rate, at year end	5.90%	5.85%	5.00%
Expected long-term return on plan assets	7.75%	7.78%	7.77%
Rate of compensation increase	3.65%	3.67%	3.63%

The expected return on plan assets is based on historical performance as well as expected future rates of return on plan assets considering the current investment portfolio mix and the long-term investment strategy.

Assumed health care cost trend rates at December 31:

	2008	2007	2006
Health care cost trend rate assumed for next year	6.5%	7.0%	7.0%
Rate to which the cost trend rate gradually declines	5.0%	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain	2013	2012	2011

The health care cost trend rate in the calculation of the 2007 benefit obligations was 7.0% from 2007 to 2008 and 6.5% from 2008 to 2009. Actual annual health care trend experience over the past three years has ranged from (6.2)% to 4.1%. Due to the decline in the health care trend experience in recent years, a 6.5% trend rate will be used for 2009.

Assumed health care cost trend rates have an effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$0.4	$(0.3)
Effect on postretirement benefit obligations	4.9	(4.3)

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

Plan Assets

AWAC’s pension plans’ investment policy, weighted average asset allocations at December 31, 2008 and 2007, and target allocations for 2009, by asset category, are as follows:

	Policy Range	Plan Assets at December 31,		Target 2009
		2008	2007
Asset Category
Equity securities	20-90%	47%	60%	52%
Debt securities	0-40%	28%	19%	26%
Real estate	0-30%	10%	9%	9%
Other	0-40%	15%	12%	13%

		100%	100%	100%

The basic goal underlying pension plan investment policy is to ensure that the assets of the plan, along with expected plan sponsor contributions, will be invested in a prudent manner to meet the obligations of the plan as those obligations come due. Investment practices must comply with applicable laws and regulations.

Numerous asset classes with differing expected rates of return, return volatility and correlations are utilized to reduce risk by providing diversification. Debt securities comprise a significant portion of the portfolio due to their plan-liability-matching characteristics and to address the plans’ cash flow requirements. Cash and cash equivalents represent 9% and 8% of the other asset category at December 31, 2008 and 2007, respectively. Additionally, diversification of investments within each asset class is utilized to further reduce the impact of losses in single investments. The use of derivative instruments is permitted where appropriate and necessary for achieving overall investment policy objectives. Currently, the use of derivative instruments is not significant when compared to the overall investment portfolio.

Cash Flows

The minimum required cash contribution to the pension plans in 2009 is estimated to be $52.7.

Benefit payments expected to be paid to plan participants are as follows:

	Pension Benefits	Postretirement Benefits

Years Ending December 31,
2009	$73.9	$1.9
2010	64.9	2.1
2011	66.4	2.2
2012	67.9	2.3
2013	69.7	2.4
2014 through 2018	350.5	13.3

	$693.3	$24.2

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

Other Plans

Certain AWAC employees participate in a number of defined contribution pension plans sponsored by Alcoa. Expenses were $31.6 in 2008, $26.5 in 2007 and $24.8 in 2006.

Certain AWAC employees participate in postretirement plans and pension plans sponsored by Alcoa. Total expenses related to these plans were $5.5 and $2.5 in 2008, and $5.8 and $3.2 in 2007 and $7.3 and $2.9 in 2006, respectively.

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

Date of Original Grant	Vesting	Term	Reload Feature
2002 and prior	One year	10 years	One reload over option term

2003	3 years ( 1/3 each year)	10 years	One reload in 2004 for 1/3 vesting in 2004

2004 and forward	3 years ( 1/3 each year)	6 years	None

In addition to the stock options described above, Alcoa granted stock awards that vest in three years from the date of grant. Certain of these stock awards were granted with the same performance conditions described above for performance stock options.

Beginning in 2006, plan participants can choose whether to receive their award in the form of stock options, stock awards, or a combination of both. This choice is made before the grant is issued and is irrevocable.

The following table summarizes the total compensation expense recognized for all options and stock awards. There was no stock-based compensation expenses capitalized in 2008 or 2007.

	2008	2007	2006
Compensation expense reported in income
Stock option grants	$0.7	$0.9	$0.7
Stock award grants	4.3	3.8	4.5

Total compensation expense before income taxes	5.0	4.7	5.2
Income tax benefit	1.6	1.5	1.6

Total compensation expense, net of income tax benefit	$3.4	$3.2	$3.6

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

The fair value of each option is estimated on the date of grant or subsequent reload using the lattice pricing model with the following assumptions:

	2008	2007	2006
Weighted average fair value per option
New Option Grants	$6.41	$6.04	$5.98
Reload Grants	—	5.56	—
Average risk-free interest rate	3.01-3.66%	4.75-5.16%	4.42-4.43%
Expected dividend yield	2.10%	2.20%	2.00%
Expected volatility	31-34%	22-29%	27-32%
Expected annual forfeiture rate	3.00%	3.00%	3.00%
Expected exercise behavior	39%	35%	23%
Expected life (years)
New Option Grants	4.00	3.80	3.60
Reload Grants	—	1.50	—

The following assumption descriptions are applicable to both new option grants and reload option grants. The range of risk-free interest rates is based on a yield curve of interest rates at the time of the grant based on the contractual life of the option. Expected dividend yield is based on a five-year average. Expected volatility is based on historical and implied volatilities over the term of the option. AWAC utilizes historical option exercise and forfeiture data to estimate expected annual pre- and post-vesting forfeitures. The expected exercise behavior assumption represents a weighted average exercise ratio of gains resulting from historical employee exercise behavior. The expected exercise behavior assumption is based on exercise patterns for grants issued from the most recent six years.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

The activity for stock options is as follows: (shares and aggregate intrinsic value in millions):

	2008	2007	2006
Outstanding, beginning of year
Number of options	2.5	4.6	5.0
Weighted average exercise price	$34.23	$32.85	$32.82
Granted
Number of options	0.2	0.2	0.2
Weighted average exercise price	$31.67	$35.77	$29.12
Exercised
Number of options	(0.4)	(1.3)	(0.3)
Weighted average exercise price	$32.46	$29.92	$24.97
Expired or forfeited
Number of options	(0.1)	(0.2)	(0.3)
Weighted average exercise price	$35.48	$34.69	$37.26
Transferred in:
Number of options	0.1	0.2	—
Weighted average exercise price	$33.54	$33.35	$—
Transferred out:
Number of options	(0.1)	(1.0)	—
Weighted average exercise price	$30.05	$33.42	$—
Outstanding, end of year
Number of options	2.2	2.5	4.6
Weighted average exercise price	$34.45	$34.23	$32.85
Exercisable, end of year
Number of options	2.0	2.3	4.4
Weighted average exercise price	$35.07	$34.44	$34.35

The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was $3.9, $12.3 and $2.6, respectively. The cash received from exercises for the year ended December 31, 2008 was $11.5, and the tax benefit realized was $1.4.

The following tables summarize certain stock option information at December 31, 2008 (shares and intrinsic value in millions):

Options Fully Vested and/or Expected to Vest*

Range of Exercise Price	Number	Weighted Average Contractual Life	Weighted Average Exercise Price	Intrinsic Value
$18.37 - $27.67	0.2	3.26	$22.38	$—
$27.68 - $35.49	0.7	4.38	30.02	—
$35.50 - $46.68	1.3	2.37	38.51	—

	2.2	3.10	$34.45	$—

*	Expected forfeitures are immaterial to AWAC and are not reflected in the table above

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

Options Fully Vested and Exercisable

Range of Exercise Price	Number	Weighted Average Contractual Life	Weighted Average Exercise Price	Intrinsic Value
$18.37 - $27.67	0.2	3.26	$22.38	$—
$27.68 - $35.49	0.5	4.42	30.41	—
$35.50 - $46.68	1.3	2.37	38.51	—

	2.0	2.96	$35.07	$—

Beginning in January of 2004, in addition to stock option awards, the company has granted stock awards and performance share awards. Both vest three years from the date of grant. Performance share awards are issued at target and the final award amount is determined at the end of the performance period.

The following table summarizes the nonvested stock and performance share awards (shares in millions):

Nonvested Awards	Number			Weighted Average Per Share FMV
	Stock Awards	Performance Share Awards	Total
Outstanding at January 1, 2008	0.32	0.02	0.34	$29.87
Granted	0.15	.01	0.16	28.75
Distributed	(0.07)	—	(0.07)	29.54
Forfeited	—	—	—	29.93
Transferred in	0.01	—	0.01	30.00
Transferred out	—	—	—	29.71
Performance share adjustment	—	—	—	30.30

Outstanding at December 31, 2008	0.41	0.03	0.44	$29.50

At December 31, 2008, there was $0.6 (pretax) of unrecognized compensation expense related to nonvested stock option grants, and $2.7 (pretax) of unrecognized compensation expense related to stock award grants. These expenses are expected to be recognized over a weighted average period of 1.7 years. As of December 31, 2008, the following table summarizes the unrecognized compensation expense expected to be recognized in future periods.

Stock-Based Compensation Expense (Pre-tax)
2009	$2.1
2010	1.2
2011	—

$3.3

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

L.	Income Taxes

The components of income before taxes on income were:

	2008	2007	2006
U.S.	$(148.6)	$5.9	$(51.8)
Foreign	1,173.1	1,406.0	1,711.8

	$1,024.5	$1,411.9	$1,660.0

The provision (benefit) for taxes on income consisted of:

	2008	2007	2006
Current
U.S. federal	$20.5	$11.2	$7.9
Foreign	414.5	447.7	548.5

	435.0	458.9	556.4

Deferred
U.S. federal	2.7	(5.8)	1.5
Foreign	(5.2)	5.5	(20.0)

	(2.5)	(0.3)	(18.5)

	$432.5	$458.6	$537.9

Reconciliation of the U.S. federal statutory rate to AWAC’s effective tax rate follows:

	2008	2007	2006
U.S. federal statutory rate	35.0%	35.0%	35.0%
Loss not taxed to AWAC (pass-through entities)	6.4	3.6	1.6
Taxes on foreign income	(1.7)	(6.0)	(4.3)
Tax law change	2.5	—	—
Other	—	(0.1)	0.1

Effective tax rate	42.2%	32.5%	32.4%

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

The components of net deferred tax assets and liabilities at December 31 follow:

	2008		2007
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Depreciation	$51.4	$188.0	$67.9	$227.9
Employee benefits	139.8	—	16.4	59.7
Loss provisions	33.7	—	37.0	—
Tax loss carryforwards	33.8	—	—	—
Tax credit carryforwards	1.9	—	—	—
Deferred income/expense	—	121.8	—	93.2
Other	9.9	48.0	29.4	20.6

	$270.5	$357.8	$150.7	$401.4

Of the total deferred tax assets associated with the tax loss carryforwards, $31.7 expires over the next ten to 20 years and $2.1 is unlimited. The deferred tax assets associated with the tax credit carryforwards expire over the next ten years.

M.	Derivatives and Other Financial Instruments

The carrying values and fair values of AWAC’s financial instruments at December 31 follow:

	2008		2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$70.0	$70.0	$68.3	$68.3
Notes receivable	143.1	143.1	0.4	0.4
Short-term borrowings	181.6	181.6	113.5	113.5

The methods used to estimate the fair value of certain financial instruments follow:

Cash and Cash Equivalents and Short-Term Borrowings

The carrying amount approximates fair value because of the short maturity of the instruments. The short-term borrowings weighted average interest rate is 6.01% in 2008 and 5.89% in 2007.

Notes Receivable

The fair value of notes receivable is based on anticipated cash flows which approximates carrying value.

Cash Flow Hedges

AWAC uses derivative financial instruments for purposes other than trading. Fair value gains (losses) of material hedging contracts at December 31 were:

	2008	2007
Other commodities, principally natural gas and fuel oil	$—	$(1.5)

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

Commodities

AWAC anticipates the continued requirement to purchase other commodities such as natural gas, and fuel oil for its operations. AWAC entered into futures and options contracts to reduce volatility in the price of these commodities. These instruments were designated as cash flow hedges. The net fair value of the outstanding instruments was a liability of $1.5 at December 31, 2007. There were no outstanding positions as of December 31, 2008.

For further information on AWAC’s hedging and derivative activities, see Note A.

N.	Cash Flow Information

Cash payments for interest and taxes follow:

	2008	2007	2006
Interest	$10.2	$4.5	$1.8
Income taxes	562.6	592.4	337.7

O.	Commitments and Contingencies

On February 27, 2008, Alcoa, Inc. received notice that Aluminum Bahrain B.S.C. (“Alba”) had filed suit against Alcoa Inc. and Alcoa World Alumina LLC (collectively, “Alcoa”), and others, in the U.S. District Court for the Western District of Pennsylvania (the “Court”), Civil Action number 08-299, styled Aluminum Bahrain B.S.C. v. Alcoa Inc., Alcoa World Alumina LLC, William Rice, and Victor Dahdaleh. The complaint alleges that certain Alcoa entities and their agents, including Victor Phillip Dahdaleh, have engaged in a conspiracy over a period of 15 years to defraud Alba. The complaint further alleges that Alcoa and its employees or agents (1) illegally bribed officials of the government of Bahrain and (or) officers of Alba in order to force Alba to purchase alumina at excessively high prices, (2) illegally bribed officials of the government of Bahrain and (or) officers of Alba and issued threats in order to pressure Alba to enter into an agreement by which Alcoa would purchase an equity interest in Alba, and (3) assigned portions of existing supply contracts between Alcoa and Alba for the sole purpose of facilitating alleged bribes and unlawful commissions. The complaint alleges that Alcoa and the other defendants violated the Racketeer Influenced and Corrupt Organizations Act (“RICO”) and committed fraud. Alba’s complaint seeks compensatory, consequential, exemplary, and punitive damages, rescission of the 2005 alumina supply contract, and attorneys’ fees and costs. Alba seeks treble damages with respect to its RICO claims.

On February 26, 2008, Alcoa Inc. had advised the U.S. Department of Justice (the “DOJ”) and the Securities and Exchange Commission (the “SEC”) that it had recently become aware of these claims, had already begun an internal investigation, and intended to cooperate fully in any investigation that the DOJ or the SEC may commence. On March 17, 2008, the DOJ notified Alcoa that it had opened a formal investigation and Alcoa has been cooperating with the government.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

In addition to the litigation discussed above, various lawsuits and claims and proceedings have been or may be instituted or asserted against entities within AWAC, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies. However, based on facts currently available, management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position, results of operations or liquidity of AWAC.

Pursuant to the terms of the Formation Agreement, Alcoa and Alumina Limited have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement) as well as for certain other preformation liabilities, such as existing environmental conditions, to the extent of their preformation ownership of the company or asset with which the liability is associated.

In October 2004, AWAC agreed to acquire a 20% interest in a consortium formed to acquire the Dampier to Bunbury Natural Gas Pipeline (“DBNGP”) in Western Australia exchange for an initial cash investment of $17.0, which was classified as an equity investment. The investment in the DBNGP was made in order to secure a competitively priced long-term supply of natural gas to Alcoa’s refineries in Western Australia. This investment was classified as an equity investment. AWAC has made additional contributions of $84, including $9.4, $31.0 and $26.8 in 2008, 2007 and 2006, respectively and committed to invest an additional $49 to be paid as the pipeline expands through 2011. In March 2008, additional equity contributions of $38 were approved to support further expansion of the gas transmission capacity. In addition to its equity ownership, AWAC has an agreement to purchase gas transmission services from the DBNGP. AWAC’s maximum exposure to loss on the investment and related contract is approximately $340 as of December 31, 2008.

In connection with the sale of Alcoa Specialty Chemicals (“ASC”), in 2004 AWAC entered into a 20 year agreement to supply ASC with approximately 488,000 tons of alumina feedstock annually at a fixed price for five years. The first five years of the contract provide for adjustments in pricing to the extent certain AWAC costs fluctuate outside of agreed upon thresholds. In years six through ten pricing is tied to an industry-accepted index, and in the final ten years the pricing is to be negotiated.

AWAC has entered into other purchase commitments for energy and raw materials which total $869.7 in 2009, $842.4 in 2010, $843.9 in 2011, $517.4 in 2012, $470.1 in 2013 and $2,542.6 thereafter.

During 2001, AWAC entered into a ten-year agreement with a vendor to provide process control hardware and software at a ten-year cost of approximately $146.0. At December 31, 2008, amounts remaining to be paid on this agreement were approximately $50.2.

AWAC has standby letters of credit related to trade export activities. The total amount committed under these letters of credit, which expire at various dates in 2009 through 2014 was $10.5 at December 31, 2008.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2008 and 2007

(in millions)

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

AWAC’s remediation reserve balance at the end of 2008 and 2007 was $21.3 and $32.2, respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. Of the $21.3 reserve at December 31, 2008, $14.3 is classified as current on the combined balance sheet.

Q.	Restructuring and Other Charges and Income

Restructuring and other charges and income were $88.4, $(0.4) and $6.1 during 2008, 2007 and 2006, respectively. In 2008, the businesses recognized an asset impairment charge of $86.0 related to engineering costs for the planned expansion of the Jamaica refinery. Additionally in 2008, a severance charge of $2.4 for approximately 123 employees was recorded, primarily within the Combined LLCs. In 2007, management determined that certain estimated reserves related to severance accruals were no longer needed. During 2006, approximately 65 employees at AofA and Alumina Espanola S.A. were offered severance or early retirement.

Employee Termination and Severance Costs
2006
Reserve balance at January 1, 2006	$10.6
Cash payments	(3.0)
Restructuring charges (reductions)	6.1
Ongoing early retirement and other	0.9

Reserve balance at December 31, 2006	$14.6
2007
Cash payments	(6.9)
Restructuring charges (reductions)	(0.4)
Ongoing early retirement and other	2.0

Reserve balance at December 31, 2007	$9.3
2008
Cash payments	$(5.4)
Restructuring charges (reductions)	2.4
Ongoing early retirement and other	2.4

Reserve balance at December 31, 2008	$8.7

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

Alcoa World Alumina and Chemicals

Combined Statements of Members’ Equity

Years Ended December 31, 2007 and 2006

(in millions)	Comprehensive Income	Members’ Equity	Accumulated Other Comprehensive Loss (Income)	Total Members’ Equity
Balance at December 31, 2005		$3,343.6	$(89.6)	$3,254.0

Comprehensive income - 2006
Net income - 2006	$1,122.1	1,122.1	—	1,122.1
Currency translation adjustments	229.5	—	229.5	229.5
Unrecognized losses on derivatives, net of tax
Net change from periodic revaluation	(100.6)	—	(100.6)	(100.6)
Net amount reclassified to income	(3.6)	—	(3.6)	(3.6)

Comprehensive income	$1,247.4

Capital contribution (B)		500.5	—	500.5
Dividends paid and return of capital to members		(989.9)	—	(989.9)
Cumulative effect adjustment due to the adoption of EITF 04-6		(5.6)	—	(5.6)
Stock based compensation		5.2	—	5.2
Change due to adoption of SFAS 158, net of tax		—	16.1	16.1

Balance at December 31, 2006		3,975.9	51.8	4,027.7
Comprehensive income - 2007
Net income - 2007	$953.3	953.3	—	953.3
Currency translation adjustments	282.1	—	282.1	282.1
Change in unrecognized gains and prior service cost related to pension and post-retirement benefit plans, net of tax	9.9		9.9	9.9
Unrecognized gains on derivatives, net of tax	—	—	—	—
Net change from periodic revaluation	12.7	—	12.7	12.7
Net amount reclassified to income	23.8	—	23.8	23.8

Comprehensive income	$1,281.8

Capital contribution (B)		1,021.7	—	1,021.7
Dividends paid and return of capital to members		(914.1)	—	(914.1)
Stock based compensation		4.7	—	4.7
Other		(3.9)	—	(3.9)

Balance at December 31, 2007		$5,037.6	$380.3 *	$5,417.9

*	Comprised of unrealized foreign currency translation adjustments of $355.8, unrecognized gains and prior service costs, net, related to pension and post-retirement benefit plans of $26.0, and unrecognized net losses on derivatives of ($1.5), all net of tax.

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

Recently Issued Accounting Standards

In December 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51, (“SFAS 160”). SFAS 160 amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Standard defines a noncontrolling interest, sometimes called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. SFAS 160 requires, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the parent’s equity; consolidated net income to be reported at amounts inclusive of both the parent’s and noncontrolling interest’s shares and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest all on the consolidated statement of income; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. SFAS 160 becomes effective for AWAC on January 1, 2009. Management is currently evaluating the potential impact of SFAS 160 on the Combined Financial Statements.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2007 and 2006

(in millions)

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, (“SFAS 141(R)”). SFAS 141(R) replaces SFAS No. 141, Business Combinations, (“SFAS 141”) and retains the fundamental requirements in SFAS 141, including that the purchase method be used for all business combinations and for an acquirer to be identified for each business combination. This Standard defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control instead of the date that the consideration is transferred. SFAS 141(R) requires an acquirer in a business combination, including business combinations achieved in stages (step acquisition), to recognize the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values of that date, with limited exceptions. It also requires the recognition of assets acquired and liabilities assumed arising from certain contractual contingencies as of the acquisition date, measured at their acquisition-date fair values. SFAS 141(R) becomes effective for AWAC for any business combination with an acquisition date on or after January 1, 2009. Management is currently evaluating the potential impact of SFAS 141(R) on the Combined Financial Statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115, (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option). SFAS 159 becomes effective for AWAC on January 1, 2008. Management has determined that the adoption of SFAS 159 will not have a material impact on the Combined Financial Statements.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2007 and 2006

(in millions)

In March 2007, the EITF issued EITF Issue No. 06-10, Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements (EITF 06-10). Under the provisions of EITF 06-10, an employer is required to recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, or Accounting Principles Board Opinion No. 12, Omnibus Opinion—1967, if the employer has agreed to maintain a life insurance policy during the employee’s retirement or provide the employee with a death benefit based on the substantive arrangement with the employee. The provisions of EITF 06-10 also require an employer to recognize and measure the asset in a collateral assignment split-dollar life insurance arrangement based on the nature and substance of the arrangement. EITF 06-10 becomes effective for AWAC on January 1, 2008. Management has determined that the adoption of EITF 06-10 will not have a material impact on the Combined Financial Statements.

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

E.	Properties, Plants and Equipment

	2007	2006
Land and land rights, including mines	$159.2	$134.7
Structures	2,093.8	1,785.8
Machinery and equipment	5,087.3	4,462.0

	7,340.3	6,382.5

Less: Accumulated depreciation and depletion	4,108.0	3,649.0

	3,232.3	2,733.5

Construction work in progress	1,675.5	930.3

	$4,907.8	$3,663.8

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2007 and 2006

(in millions)

The table below reflects the status of AWAC’s pension and postretirement benefit plans.

	Pension Benefits		Postretirement Benefits
	2007	2006	2007	2006
Change in benefit obligation
Benefit obligation at beginning of year	$767.1	$713.0	$41.3	$45.2
Service cost	30.7	28.8	.6	.7
Interest cost	45.1	34.7	2.5	2.4
Amendments	6.3	—	—	1.6
Actuarial (gains) losses	4.9	(15.5)	.5	(8.3)
Benefits paid	(17.9)	(50.7)	(1.7)	(1.4)
Participants’ contributions	21.5	16.9	—	—
Settlements	(63.6)	—	—	—
Other transfers, net	(51.0)	—	—	—
Exchange rate	53.2	39.9	1.4	1.1

Projected benefit obligation at end of year	$796.3	$767.1	$44.6	41.3

Change in plan assets
Fair value of plan assets at beginning of year	$891.3	$757.5	$—	$—
Actual return on plan assets	96.2	121.3	—	—
Employer contributions	11.1	11.7	—	—
Participants’ contributions	21.5	16.9	—	—
Benefits paid	(17.9)	(50.7)	—	—
Settlements	(63.6)	—	—	—
Administrative expenses	(5.7)	(5.7)	—	—
Other transfers, net	(51.0)	—	—	—
Exchange rate	57.6	40.3	—	—

Fair value of plan assets at end of year	$939.5	$891.3	$—	$—

Funded status	$143.2	$124.2	$(44.6)	$(41.3)
Amounts attributed to joint venture partners	(6.3)	(5.0)	4.1	4.3

Net funded status	$136.9	$119.2	$(40.5)	$(37.0)

Amounts recognized in the balance sheets consist of Before the adoption of SFAS 158
Prepaid benefit	$—	$141.3	$—	$—
Accrued benefit liability	—	(18.5)	—	(65.5)
Intangible asset	—	—	—	—
Accumulated other comprehensive loss	—	—	—	—

Net amount recognized	$—	$122.8	$—	$(65.5)

After the adoption of SFAS 158
Noncurrent assets	$136.9	$119.2	$—	$—
Current liabilities	—	—	(1.9)	(1.0)
Noncurrent liabilities	—	—	(38.6)	(36.0)

Net amount recognized	$136.9	$119.2	$(40.5)	$(37.0)

Amounts recognized in accumulated other comprehensive income consist of
Net actuarial gains	$(22.3)	$(5.4)	$(28.6)	$(31.5)
Prior service cost	13.5	9.6	3.4	3.8

Total, before tax effect	(8.8)	4.2	(25.2)	(27.7)
Less: Amounts attributed to joint venture partners	(.9)	.6	.7	.8

Net amount recognized, before tax effect	$(7.9)	$3.6	$(25.9)	$(28.5)

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2007 and 2006

(in millions)

	Balance Prior to AML & SFAS 158 Adjustments	AML Adjustments	Balance Prior to SFAS 158 Adjustments	SFAS 158 Adjustments	Balance After AML & SFAS 158 Adjustments
Change due to the AML and adoption of SFAS 158 at December 31, 2006
Pension benefits
Prepaid pension costs (1)	$141.3	$—	$141.3	$(22.1)	$119.2
Accrued compensation and retirement costs	(18.5)	—	(18.5)	18.5	—
Accumulated other comprehensive loss (before tax) (2)	—	—	—	3.6	3.6
Deferred tax assets (1)	—	—	—	1.6	1.6
Accumulated other comprehensive loss (after tax) (2)	—	—	—	2.0	2.0
Postretirement benefits		—
Accrued postretirement benefits	(64.5)	—	(64.5)	28.5	(36.0)
Other current liabilities	(1.0)	—	(1.0)	—	(1.0)
Accumulated other comprehensive gain (before tax) (2)	—	—	—	(28.5)	(28.5)
Deferred tax assets (1)	—	—	—	(10.4)	(10.4)
Accumulated other comprehensive gain (after tax) (2)	—	—	—	(18.1)	(18.1)

(1)	Included in other assets on the combined balance sheet
(2)	Included in enterprise capital

	Pension Benefits		Postretirement Benefits
	2007	2006	2007	2006
Components of net periodic benefit costs
Service cost	$30.7	$28.8	$.6	$.7
Interest cost	45.1	34.7	2.5	2.4
Expected return on plan assets	(67.4)	(57.1)	—	—
Amortization of prior service cost	2.6	1.9	.4	.4
Recognized actuarial (gains) losses	.4	1.9	(2.3)	(1.9)
Settlement	(2.6)	—	—	—

Net periodic benefit costs	$8.8	$10.2	$1.2	$1.6

	Pension Benefits 2007	Postretirement Benefits 2007
Other changes in Plan assets and benefit obligations recognized in other comprehensive income consist of
Net loss (gain)	$(18.9)	$.6
Amortization of net gain (loss)	(.4)	2.3
Prior service cost	6.3	—
Amortization of prior service (cost) benefit	(2.6)	(.4)
Settlement-actuarial gain	2.6	—

Totals before tax effect	(13.0)	2.5
Less: Amounts attributed to joint venture partners	(1.5)	(.1)

Net amount recognized before tax effect	$(11.5)	$2.6

	Pension Benefits 2008	Postretirement Benefits 2008
Amounts expected to be recognized in net periodic benefit cost
Prior service cost recognition	$3.8	$.5
Actuarial loss (gain) recognition	—	(2.0)

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

Cash Flows

The minimum required cash contribution to the pension plans in 2008 are estimated to be $22.0.

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

Date of Original Grant	Vesting	Term	Reload Feature
2002 and prior	One year	10 years	One reload over option term
2003	3 years ( 1/3 each year)	10 years	One reload in 2004 for 1/3 vesting in 2004
2004 and forward	3 years ( 1/3 each year)	6 years	None

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