Form 20-F
period 2009-12-31
ALUMINA LTD
filed 2010-05-27
CIK 857071

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

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

Judith Downes, T: +61 (0) 3 8699 2600, E: judith.downes@aluminalimited.com

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

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2009.

2,440,196,187 Ordinary Shares

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

2009 FORM 20-F

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

“Company” means Alumina Limited at level 12, IBM Centre, 60 City Road, Southbank, Victoria 3006, Australia.

“Consolidated” means the consolidation of entities controlled by Alumina Limited together with the equity method accounting of jointly controlled corporate entities or of corporate entities over which it exerts significant influence but not control. Unincorporated joint ventures are accounted for using the equity method.

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

“Depositary” means The Bank of New York Mellon, Inc., 101 Barclay Street, New York, NY 10286.

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

A. Selected Financial Data

The selected financial data appearing below as at December 31, 2009 and 2008 and for the fiscal years ended December 31, 2009, 2008 and 2007 are set forth in Australian dollars (except as otherwise indicated), and are extracted from the audited Consolidated Financial Statements of Alumina Limited (the “Company”, “Alumina Limited” or “Alumina”, which, unless the context otherwise requires, includes Alumina Limited and its subsidiaries) which appear elsewhere herein.

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

SELECTED FINANCIAL DATA UNDER IFRS

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
	(A$ million except where indicated)
Net Sales Revenue from Continuing Operations	—	—	—	—	—

Net (Loss)/income from Continuing Operations	(26.0)	168.0	436.4	511.1	315.6

Net (Loss)/income	(26.0)	168.0	436.4	511.1	315.6

Net (Loss)/income from Operations per Ordinary Share (A$/share)	Negative 0.01	0.11	0.31	0.36	0.22

Income from Continuing Operations per Ordinary Share (A$/share)(3)	Negative 0.01	0.11	0.31	0.36	0.22

Diluted Net Income per Ordinary Share (A$/share)(4)	Negative 0.01	0.11	0.31	0.36	0.22

Cash Dividends paid per Ordinary Share (1)

(A$/share)	Nil	0.12	0.24	0.20	0.20

(US$/share) (2)	Nil	0.08	0.19	0.15	0.15

	At December 31, 2009	At December 31, 2008	At December 31, 2007	At December 31, 2006	At December 31, 2005
	(A$ million except where indicated)
Total assets	3,905.7	3,898.6	2,688.6	2,357.6	2,013.5
Long-term obligations	644.4	687.2	566.1	208.2	0.2
Net assets	3,252.7	2,792.8	1,663.9	1,754.6	1,530.2

Shareholders’ equity	3,252.7	2,792.8	1,663.9	1,754.6	1,530.2

Capital stock	2,400.9	1,444.4	411.9	425.8	415.7

	Millions of shares
Number of shares outstanding	2,440.2	1,459.9	1,129.0	1,167.6	1,165.6

(1)	Fully franked. See “Dividends” in Item 8A.
(2)	These conversions were made using exchange rates applicable at the dates of the dividend payments.
(3)

Basic earnings per share were determined on the basis of the weighted average number of outstanding Alumina Limited shares for the periods indicated. Refer also to Notes 1(r) and 8 to the Consolidated Financial Statements. Prior year earnings per share have been restated for the rights issue. Refer also to Note 19(b) to the Consolidated Financial Statements.

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

Period	At Period End	Average Rate(1)	High	Low
	(all figures in US$ per A$1.00)
October 2009			0.9275	0.8656
November 2009			0.9369	0.8985
December 2009			0.9265	0.8777
January 2010			0.9306	0.8873
February 2010			0.8994	0.8617
March 2010			0.9225	0.8997
April 2010			0.9359	0.9170

Year Ended December 31, 2005	0.7342	0.7627	0.7974	0.7261
Year Ended December 31, 2006	0.7884	0.7535	0.7914	0.7056
Year Ended December 31, 2007	0.8776	0.8395	0.9543	0.7724
Year Ended December 31, 2008	0.6983	0.8537	0.9797	0.6073
Year Ended December 31, 2009	0.8979	0.7927	0.9369	0.6301

(1)	The average of the noon buying rates on the last day of each month during the financial period.

On March 31, 2010, the Noon Buying Rate was A$1.00 = US$0.9169.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

KEY INFORMATION

D. Risk Factors

Alumina Limited’s net income is affected by movements in the prices of aluminium and alumina

Alumina Limited’s source of income is dividends derived from AWAC. The revenue of AWAC (40% ownership of AWAC is the principal asset of Alumina Limited) is derived from sales of alumina, alumina-based chemicals and aluminium. The price that can be obtained for these products is influenced by the price of aluminium in the world market, and in particular, the LME price of primary aluminium. Pricing mechanisms have changed over time from primarily long term contracts with fixed pricing and terms to shorter term contracts with some annual price renegotiations. Pricing is generally based on a percentage of traded LME aluminium contract, however there is increased momentum for the industry to move away from LME linked contracts. World aluminium prices are affected by numerous factors outside Alumina Limited’s control, including general economic conditions, expectations for supply and demand level of global inventories, the influence of hedge funds and other financial investment funds participating in commodity markets and the overall performance of world economies and the related cyclicality in particular industries that are significant consumers of aluminium.

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

AWAC’s alumina sales have historically been made under medium to long term contracts largely linked to aluminium prices. Revenue declined 35 per cent during 2009 mainly due to a 35 per cent decline in the average 3 month LME prices. The impact of lower aluminium prices was partially absorbed by an improvement in alumina prices relative to aluminium prices as a result of a higher proportion of contracts with shorter repricing intervals.

For a statement of current hedging, and movements in the selling price of aluminium over the last five years, see Item 11 “Quantitative and Qualitative Disclosure about Market Risk”.

Fluctuations in exchange rates can have a significant effect, on Alumina Limited’s earnings, profitability and construction costs

Alcoa of Australia contributes the majority of AWAC’s earnings including over 90% in 2008 and 2009. While a significant proportion of Alcoa of Australia’s costs are incurred in Australian dollars, sales are denominated in US dollars. AWAC’s future profitability (and therefore that of Alumina Limited) may be adversely affected by a strengthening of the Australian dollar against the US dollar. AWAC’s profitability and financial position may also be adversely affected by a weakening of the US dollar against other currencies in which operating or capital costs are incurred by AWAC’s refineries outside Australia.

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

Changes in AWAC’s costs have a major impact on Alumina Limited’s profitability. AWAC’s mining, refining and smelting operations are subject to conditions beyond its control that can delay deliveries or increase costs for varying lengths of time. These conditions include increases in the cost of key inputs (including increases in the cost of raw materials (including energy and caustic soda), labour and freight) and the non-availability of key inputs.

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

•

curtailment of one or more refineries or smelters due to an inability to extend energy contracts upon expiration or to negotiate new arrangements on cost-effective terms or unavailability of energy at competitive prices.

During 2009, AWAC’s cost of goods sold declined 23 per cent due to lower production volumes, lower input prices and cost saving initiatives. Caustic soda prices declined approximately 11 per cent in the second half of 2009 following a significant decline in global prices and contract negotiations in the first half of 2009.

Energy prices declined in the first half of 2009 but some improvement was lost in the second half as global energy prices increased.

Costs in the second half of 2009 were negatively impacted from the weakening of the US dollar.

New contracts have been signed in 2010 for the long term supply of electricity beyond 2014 and 2016 at higher electricity prices which may impact on the level of smelter production costs and profitability. The cost of electricity is a substantial individual cost in the production of aluminium.

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

Debt which has recently been refinanced, or which may be refinanced in the future, may be at higher interest margins than previously held debt.

KEY INFORMATION

If a number of the risks outlined in this section eventuate, including deterioration in the Australian and global credit markets, or if its operating performance, external credit rating or profitability is negatively impacted as a result of these risks, there is a risk that Alumina may not be able to refinance any expiring debt facilities, the costs of refinancing its debt may increase substantially or it may experience difficulty in redeeming any outstanding Convertible Bonds in May 2011 (assuming holders of the Convertible Bonds elect to exercise the put option available at that time).

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

KEY INFORMATION

Regulatory change by governments in response to greenhouse gas emissions may represent an increased cost to AWAC

Energy is a significant input in a number of AWAC’s operations. AWAC uses electricity in its operations and is an emitter of greenhouse gases.

A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory change in response to the potential impacts of climate change. As part of the Australian environmental strategy, the Australian Federal Government set out the details of the proposed Carbon Pollution Reduction Scheme (CPRS) in a White Paper released in December 2008. Exposure draft legislation implementing the CPRS was released in March 2009 for stakeholder comment and the scheme itself had a proposed start date of July 1, 2011.

The Australian Government in 2010 announced that it was deferring further consideration of its proposed emissions trading scheme until 2013 at the earliest. It is therefore unlikely that Australia will have an emissions trading scheme in operation before 2014. The Government will consider its position in 2013 taking account of the positions of other countries at that time.

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

The costs associated with AWAC’s obligations under a CPRS scheme may impact Alumina and AWAC’s operations. Data on the carbon dioxide emissions of Alumina are contained in its Sustainability Report (which can be viewed on the Alumina website (www.aluminalimited.com)). In 2008, Alumina’s imputed share of carbon dioxide equivalent emissions from Alcoa of Australia’s operations was approximately 1.99 million tonnes of direct emissions and approximately 3.16 million tonnes of indirect emissions (from producers of electricity which is supplied to Alcoa of Australia).

Other current and emerging legislation (such as existing and potential carbon trading schemes) may also affect energy prices. These regulatory mechanisms may be either voluntary or legislated. Inconsistency of regulations may also change the attractiveness of the locations of some of AWAC’s assets. It is difficult to assess the potential impact of future climate change regulation given the wide scope of potential regulatory change in countries in which Alumina and AWAC operate. The free allocation of allowances, the extent of the mitigation measures for which AWAC’s San Ciprián refinery smelter in Spain might qualify and the treatment of indirect emissions are uncertain. Therefore, it is difficult to estimate the financial impact on AWAC of the European scheme.

The potential physical impacts of climate change on AWAC’s operations are highly uncertain and will be particular to the geographic circumstances. These may include changes in rainfall patterns, shortages of water or other natural resources, changing sea levels, changing storm patterns and intensities and changing temperature levels. These effects may adversely impact the cost, production and financial performance of AWAC’s operations.

Impact of global economic downturn

Both Alumina’s and AWAC’s operating and financial performance are influenced by a variety of general economic and business conditions, including changes to monetary policy, fiscal policy, interest rates, foreign currency exchange rates, tax rates, commodity prices and inflation across the range of countries in which Alumina and AWAC operate.

During 2009, the global economy experienced a range of adverse effects (including a tightening of credit markets and slowing demand). Further volatility in economic conditions may decrease the demand for Alumina’s or AWAC’s products which could have an adverse effect on Alumina’s future financial performance and condition. These effects may occur over a short or long period.

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

On May 2, 2010, the Australian government announced a Resource Super Profits Tax. Details of the calculation of the tax are not final, with significant implementation issues subject to consultation with the mining industry over a period of months. Alumina Limited is unable to estimate the impact of this tax until further implementation details are finalised.

KEY INFORMATION

Uncertainty of development projects and production performance could adversely affect AWAC’s ability to sustain production and profitability levels.

AWAC’s ability to sustain or increase its current level of production, and therefore its (and hence Alumina Limited’s) potential revenues and profits, in the medium to long-term is partly dependent on efficient operation of its facilities, the development of new projects and on the expansion of existing operations. As a result of the global economic downturn, AWAC has undertaken a broad range of initiatives to conserve capital, including halting all non-critical capital investment (except for the completion of the Sao Luis refinery expansion and the Juruti bauxite mine in Brazil, and its 25.1% investment in a mine and refinery in Saudi Arabia). No assurance can be given that the planned development and expansion projects will result in the anticipated construction cost being achieved, the entire anticipated additional production or that operation of existing facilities will be at desired rates of production. The economics of any project are based upon, among other factors, estimates of reserves, recovery rates, production rates, capital and operating costs and future commodity prices and exchange rates. There is no assurance that those estimates will be realised, or that actual economic conditions might not cause the profitability of projects to be materially different to that estimated at the time the projects were approved.

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

With respect to the Paranam refinery in Suriname, at current rates of production it is likely that the supply of bauxite from existing sources in eastern Suriname will be exhausted in the next several years depending on the rates alumina production at the Suralco refinery. Other alternative sources of bauxite are being evaluated in eastern Suriname, for potential development over the period 2011 to 2014.

KEY INFORMATION

Political and economic risks exist in some of the countries in which AWAC operates.

AWAC operates in a number of countries, some of which have a relatively high level of political and economic risk. Political activities in these countries may be destabilising and disruptive to AWAC’s operations. Risks include those associated with political instability, civil unrest, expropriation, nationalisation, renegotiation or nullification of existing agreements, mining lease and permits and changes in local laws, regulations or policies. The impact of any such disruption could range from a minor increase in operating costs or taxes to a material adverse impact, such as the closure of an operation.

A reduction in demand (or lack of increased demand) for aluminium by China or a combined number of other countries could negatively impact AWAC’s results

The Chinese market is a significant source of global demand for commodities, including aluminium. A sustained slowdown in China’s economic growth, or the combined slowdown in other markets, could have an adverse effect on the demand for aluminium and aluminium prices. In addition, China’s investments to increase its self-sufficiency in aluminium and alumina may impact future demand and supply balances and prices.

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

AWAC could be required to make additional contributions to its defined benefit pension plans as a result of adverse changes in interest rates and the capital markets

Estimates of liabilities and expenses for pensions and other post-retirement benefits incorporate significant assumptions, including the interest rate used to discount the future estimated liability, the long term rate of return on plan assets and several assumptions relating to the employee workforce (salary increases, medical costs, retirement age and mortality). AWAC’s results of operations, liquidity or shareholders’ equity in a particular period could be affected by a decline in the rate of return on plan assets, the interest rate used to discount the future estimated liability, or changes in employee workforce assumptions.

KEY INFORMATION

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

The Company is listed on the ASX and the NYSE. At December 31, 2009, Alumina had total consolidated assets of A$3.9 billion. Alumina’s loss from continuing operations was A$26.0 million in the year ended December 31, 2009 (profit of A$168.0 million in the year ended December 31, 2008).

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

Alumina Limited’s primary assets are its interests in the AWAC joint venture with Alcoa Inc. AWAC has interests in bauxite mining, alumina refining and two operating aluminium smelters.

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

INFORMATION ON THE COMPANY

Capital and Investment Expenditures

Since January 1, 2007 the continuing operations of Alumina made the following principal capital and investment expenditures:

•	During 2007, Alumina Limited contributed A$489.4 million to fund AWAC’s expansion projects in Brazil and Jamaica.

•	During 2008, Alumina Limited contributed A$640.3 million to fund AWAC’s expansion projects in Brazil.

•	During 2009, Alumina Limited contributed A$425.7 million to fund AWAC’s expansion projects in Brazil.

•

During the first quarter of 2010, Alumina Limited contributed a further A$12.6 million to fund the AWAC expansion projects in Brazil. Further contributions are expected to be made during 2010, to fund the completion of the projects.

AWAC’s Global Interests as at December 31, 2009

[1]	Prior to July 31, 2009, 55%
[2]	AWAC entitled to 54% of expansion

INFORMATION ON THE COMPANY

B. Business Overview

Alumina’s sole business is participating in the global aluminium industry, which it conducts primarily through bauxite mining and alumina refining, with some minor alumina based chemicals businesses, aluminium smelting and the marketing of those products. All of those business activities are conducted through its 40 per cent investment in AWAC.

AWAC was formed on January 1, 1995 by Alumina and Alcoa Inc. (“Alcoa”) combining their respective global bauxite, alumina and alumina-based chemicals businesses and investments and their respective aluminium smelting operations in Australia. AWAC is the world’s largest producer of alumina and mining of bauxite. Alumina and Alcoa own 40% and 60% respectively of Alcoa of Australia Limited (“AofA”) and the other AWAC entities.

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

INFORMATION ON THE COMPANY

AWAC took early action in 2008 to curtail 1.5 million tonnes of alumina production capacity and initiate cost reduction programs that contributed to minimizing the negative impact of the global financial crisis. Approximately 67 per cent of 2009 total alumina production came from the low cost Australian refineries. The flexibility to vary production between alumina refineries in AWAC’s global network also enabled the curtailment of production at higher cost operations while focusing on optimal production from the lower cost facilities. In the second half of 2009, some curtailed capacity at the Point Comfort and San Ciprian refineries was brought back on line to meet customer demand.

AWAC’s alumina production in 2009 was 13.5 million tonnes compared to 14.4 million tonnes in 2008. The Australian refineries operated above nameplate capacity and production records were established at Pinjarra, Wagerup and Jamalco. AWAC alumina production capacity is now 17 million tonnes per annum. However, AWAC expects to produce and sell 15.8 million tonnes in 2010, subject to market conditions. Record annual production levels were achieved at the Sao Luis alumina refinery in Brasil resulting from the progressive ramp-up of the 1.1 million tonnes per annum of additional production capacity of the expanded facility. AWAC also acquired BHP Billiton’s 45 per cent interest (1.0 million tonnes per annum) in the Suralco alumina refinery in July 2009. Approximately 40 per cent or 870,000 tonnes of alumina production at the Suralco refinery were curtailed in May 2009.

There was substantial investment in the AWAC joint venture in 2009 through expansion projects in bauxite mining and alumina refining.

AWAC’s capital expenditure decreased by 50 per cent in 2009 to US$763 million (from US$1,531 million in 2009), including sustaining capital expenditure of US$162 million compared to US$312 million in 2008. The majority of the expenditure related to construction costs in the growth projects in Brazil at Juruti and Alumar.

In the second half of 2009, commissioning began on the 2.1 million tonnes per annum expansion of the alumina refinery (AWAC 54 per cent share) and the 2.6 million tonnes per annum Juruti bauxite mine. The projects are being completed in line with the previously advised budget of US$1.4 billion for capital expenditure (Alumina’s share). Certain aspects of mine capital development not essential to initial commissioning were deferred to 2010, and Alumina will invest a further US$80 million in 2010 to finalise the project.

The AWAC share of the Alumar refinery expansion will be supplied by the recently commissioned AWAC Juruti bauxite mine. The Juruti mine and associated rail and port infrastructure is 100 per cent owned by AWAC. Shipments of bauxite from the Juruti bauxite mine to the expanded Alumar refinery commenced in September 2009. The Juruti development has been constructed with the necessary infrastructure to accommodate increasing production beyond the initial 2.6 million tonnes per year.

The Sao Luis refinery is expected to ramp up towards capacity production rates in the second half of 2010. The Juruti mine reached nameplate production capacity in early 2010.

In December 2009, it was announced that Alcoa Inc would participate in the development of an alumina refinery and bauxite mine in the Kingdom of Saudi Arabia. Alumina will participate through its interest in AWAC. The alumina refinery with an initial capacity of 1.8 million tonnes per year and the 4.0 million tonnes per year bauxite mine will be developed in the second phase of the overall project that will form a fully integrated industrial complex including an aluminium smelter and a rolling mill.

AWAC’s participation is limited to the alumina refinery and the bauxite mine. AWAC will own 25.1% of these assets with the remaining 74.9% owned by Saudi Arabian Mining Company (“Ma’aden”). The refinery and the mine are expected to be operational in 2014 and will utilize critical infrastructure, including power generation, as well as port and rail facilities. AWAC will be the initial supplier of alumina to the project’s smelter which will be developed in the first phase of the project and come on line in 2013. The equity contribution of Alumina Limited to the project is estimated at US$150 million to be advanced progressively between 2010 and 2014, which is expected to represent approximately 40% of the capital Alumina is required to contribute to the project. The joint venture is expected to utilize project financing for approximately 60% of the required capital.

INFORMATION ON THE COMPANY

ALCOA WORLD ALUMINA AND CHEMICALS - SELECTED FINANCIAL DATA

(Total of AWAC Entities - Figures reflect 100% of AWAC) (2)

	Year Ended December 31, 2009(1) (3)	Year Ended December 31, 2008(1) (3)	Year Ended December 31, 2007(1) (3)	Year Ended December 31, 2006(3)	Year Ended December 31, 2005(3)
	(A$ million)
Financial Results
Net Sales Revenue	5,144.4	7,390.7	6,911.7	7,542.3	5,899.8
Depreciation and Amortization	396.7	345.9	330.8	287.1	258.0
Profit before Tax	121.9	1,200.1	1,681.8	2,203.1	1,257.0
Profit after Tax	134.2	693.5	1,135.6	1,489.2	845.2

	As at December 31, 2009(1) (4)	As at December 31, 2008(1) (4)	As at December 31, 2007(1) (4)	As at December 31, 2006(1) (4)	As at December 31, 2005(4)
	(A$ million)
Balance Sheet Summary
Current Assets	1,864.0	2,256.5	1,600.8	1,993.0	2,012.0
Current Liabilities	1,669.9	2,160.5	1,563.1	1,821.5	1,708.5
Total Assets	11,092.7	11,873.0	8,525.6	7,714.9	6,976.6
Net Assets	8,469.2	8,626.1	6,173.5	5,108.7	4,432.0

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
Production
Alumina (thousands of tonnes)	13,522	14,453	14,262	14,257	13,742
Aluminium (thousands of tonnes)	368.2	388.4	387.4	377.4	377.3

(1)	Based upon audited financial statements prepared in accordance with US GAAP which are included as part of the Financial Report.
(2)	Alumina Limited owns 40% of AWAC.
(3)

The AWAC financial results are in US$ and have been translated at an average exchange rate of A$1.00=US$0.7927 at December 31, 2009, A$1.00=US$0.8537 at December 31, 2008, A$1.00=US$0.8395 at December 31, 2007, A$1.00=US$0.7535 at December 31, 2006, and A$1.00=US$0.7627 at December 31, 2005.

(4)

The AWAC balance sheets are in US$ and have been translated at a closing exchange rate of A$1.00=US$0.8979 at December 31, 2009, A$1.00=US$0.6983 at December 31, 2008, A$1.00=US$0.8776 at December 31, 2007, A$1.00=US$0.7884 at December 31, 2006, and A$1.00=US$0.7342 at December 31, 2005.

INFORMATION ON THE COMPANY

AWAC Exploration and Mining Properties

AWAC’s present sources of bauxite, other than in Suriname, are sufficient to meet the forecasted requirements of AWAC’s alumina refining operations for the foreseeable future. The following table provides information on AWAC’s bauxite interests:

AWAC Active Bauxite Interests1

Country	Project	Owners’ Mining Rights (% entitlement)	Expiration Date of Mining Rights
Australia	Darling Ranges Mines	Alcoa of Australia (AofA)[2] (100%)	2045
Brazil	Trombetas	Mineracao Rio do Norte S.A (MRN)[3] (100%)	2046[4]
Brazil	Juruti[10]	Alcoa World Alumina Brasil Ltda. (AWA Brasil)[7] (100%)	2127[4]
Guinea	Boke	Compagnie des Bauxite de Guinee (CBG)[5] (100%)	2038[6]
Jamaica	Clarendon / Manchester Plateau	Alcoa Minerals of Jamaica LLC[7] (55%) Clarendon Alumina Production Ltd[8] (45%)	2042
Suriname	Caramacca	Suriname Aluminum Company, LLC (Suralco)[7] (100%)	2012[9]
Suriname	Coermotibo	Suralco[11] (100%)	2033[9]
Suriname	Kaimangrassie	Suralco[11] (100%)	2033[9]
Suriname	Klaverblad	Suralco[11] (100%)	2033[9]

[1]

AWAC also has interests at the following locations that are bauxite resources which do not currently produce bauxite: Cape Bougainville and Mitchell Plateau in Australia, Brownsberg, Coermotibo DS, Lely Mountains and Nassau, all in eastern Suriname.

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

[4]

Brazilian mineral legislation does not establish the duration of mining concessions. The concession remains in force until the complete exhaustion of the deposit. The company estimates that the concessions at Trombetas will last until 2046. Depending, however, on actual and future needs, the rate at which the deposits are explored and government approval is obtained, the concessions may be extended to (or expire at) a later (or an earlier) date.

[5]

AWA LLC owns a 45% interest in Halco (Mining), Inc. Halco owns 100% of Boke Investment Company, a Delaware company, which owns 51% of CBG. The Guinean Government owns 49% of CBG, which has the exclusive right through 2038 to develop and mine bauxite in certain areas within a 10,000 square mile concession in northwestern Guinea.

[6]	AWA LLC has a bauxite purchase contract with CBG that will provide AWAC with bauxite through 2012 and extensions are being negotiated.
[7]	This entity is part of the AWAC group of companies and is owned 40% by Alumina Limited and 60% by Alcoa Inc.
[8]	Clarendon Alumina Production Ltd is a wholly-owned subsidiary of the Government of Jamaica.
[9]

In addition to the other named Suriname interests, Lelydorp was an active site until the mine was exhausted and closed in February 2007. While mining rights at Caramacca extend until 2012 and rights at the remaining AWAC Suriname locations extend until 2033, it is likely that all Suriname bauxite resources will also be exhausted within the next several years. Alcoa is evaluating alternative sources of bauxite, including resources from Suralco’s concession in eastern Suriname, such as the Nassau plateau.

[10]

In September 2009, development of a new bauxite mine was completed in Juruti, state of Para in northern Brazil. The mine is fully operational and expected to produce 2.6 million tonnes per year of bauxite.

[11]

In July 2009, AWA LLC acquired the BHP Billiton subsidiary that was a 45% joint venture partner in the Surinamese bauxite mining and alumina refining joint ventures. Prior to the AWA LLC buy out, BHP Billiton’s subsidiary held a 45% interest to Suralco’s 55% interest in the two joint ventures. After the acquisition of the BHP Billiton subsidiary, its name was changed to N.V. Alcoa Minerals of Suriname (AMS).

INFORMATION ON THE COMPANY

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

The most important characteristics in determining commerciality of a deposit are the chemical nature of the bauxite; the proportion of “available alumina” in the bauxite; the depth and nature of the overburden; and the proximity of the deposit to a refinery location. A bauxite deposit close to a refinery (or to a location at which a refinery can be constructed) may be commercial notwithstanding a relatively low percentage of available alumina. Only bauxite with a high percentage of available alumina (typically above 40%) is suitable for shipping long distances. The available alumina in AWAC’s bauxite mines ranges from 28% to 50%, the Australian refineries being in the lower range.

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

INFORMATION ON THE COMPANY

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

M.L. 1sa Darling Range Western Australia Special Agreement (bauxite only) Mining Lease

M.L. 1sa is approximately 7,000 square kilometres with the Darling scarp being its western margin, extending from the capital city of Perth south to the town of Collie. Alcoa of Australia has exclusive rights to explore for and mine bauxite on the lease. Lease renewal will occur in 2045. State Government approval of annual Five Year Mine Plans and forest clearing boundaries, plus meeting established rehabilitation standards, are conditions for ongoing mining operations. Darling Range bauxite deposits conform to global classification of lateritic plateau type. They are residual near surface in nature, gibbsitic and derived from Archean granites, gneisses and Precambrian dolerite intrusives. By world standards, these deposits have low available alumina content. Reactive silica levels are also low. Currently, Alcoa of Australia has two operating mines (Huntly and Willowdale) on the lease, supplying three refineries (Kwinana, Pinjarra and Wagerup). The annual mining rate is currently 32.4 million metric tonnes of bauxite. Annual alumina production is 8.8 million tonnes. Approximately 75% of the lease has been explored by drilling. Annually, about 50,000 drill holes are programmed for reserve/resource definition. The infrastructure on the property consist of buildings for administration and services, mobile and fixed plant workshops, power, fuel and water supply amenities. Equipment located on the property consists of mining production fleet of heavy equipment, mobile and fixed plant maintenance equipment, crushers and conveyors. The source of power is electrical from the refinery with diesel trucked in. Water is sourced from an owned dam with back-up from state government water supply dams when required. Operating expenditure amounted to US$210.9 million and capital expenditure of US$11.8 million for 2009. About US$201.3 million cumulatively has been spent on exploration and development to date.

Brazil

Juruti Regional Exploration Area – Bauxite Exploration

Located in the Para and Amazonas States. The nearest town is Juruti in the state of Para and Nhamunda in Amazonas. Access in Para is by rural roads and by boat. Total of all exploration properties is 180,000 hectares. The surface is mainly owned by the Government of Brazil. AWAC has been granted exploration rights to 25 areas in the state of Para and 2 areas in the state of Amazonas. As a condition to maintain rights, periodic reporting of exploration results and activities is made to DNPM, the federal mining agency. The bauxite was developed during the Tertiary (Eocene-Oligocene) from intense tropical weathering of Cretaceous Age fine to medium grain feldspathic sandstones of the Alto do Chao Formation. The weathered profile is from top to bottom: 1. Belterra clay; 2. Nodular Bauxite (not considered ore, even though it may show good grades of A1203 av); 3. High iron laterite; 4. Bauxite, massive to friable to sugary in texture (this is the main ore zone); 5. Variegated colour clay. The contacts of all horizons are transitional. The current status is exploration drilling activities for the discovery and evaluation of bauxite. Exploration drillings on various grid spacings have been accomplished to allow for the discovery and evaluation of bauxite resources with work currently continuing. No permanent infrastructure or facilities have been established. Temporary exploration camps are in use. Equipment consists of exploration drills when drilling is in progress. No equipment is permanently located on these properties. Source of power is derived from small portable generators used for the exploration camps. Water is available locally from streams. Approximately US$19.8 million has been spent in this region over the last 5 years (2006-2010).

INFORMATION ON THE COMPANY

Juruti – Capiranga, Guarana, Mauari – Mining Property

Located in the state of Para, with Juruti as the nearest town. Accesses by boat from the Amazon River through Lago Grande do Juruti. There is also a recently paved road access from Juruti town. The size is approximately 30,000 hectares covering 3 leases. The surface is mainly owned by the Government of Brazil, with some small private holdings. AWAC also owns a small area for infrastructure near the port. AWAC has been granted the right by the Brazilian Government to develop a mine and auxiliary facilities. This right is conferred in the concessions nr. 370, 371 and 372 / 2006, granted by Brazilian Mining and Energy Ministry and published in the Brazilian National Government Official Press in October 18, 2006. A condition of maintaining rights is to continue to develop to an operating mine. The general geology of the area is similar to the Juruti Exploration Area. Status of the mine is now operational. Exploration on these 3 plateaus is completed with sufficient information to define proven ore for the mine. Infrastructure on the property consists of a box cut, exposing bauxite for mining after startup of the mine; a beneficiation plant consisting of bauxite stockpiles and mineral processing equipment; diesel power plant; rail loading structure; and associated administrative facilities and staff amenities. A new railroad now links the beneficiation site to a new port at Juruti. Water is available from Lago Grande do Juruti. Exploration costs to December 31, 2009 are of the order of US$32 million over a period of 26 years. The new mine and infrastructure is currently estimated to cost approximately US$2 billion.

Jamaica

SEPL535 – East Trelawny; Exploration Property

Located in the Parish of Trelawny and St. Ann, with Jackson Town the closest town located in the north central part of the SEPL (Special Exclusive Prospecting Lease) near the northern border. Road access is available using Routes B5, B10 and B11. The size is approximately 31,400 hectares. Surface rights of individual parcels within SEPL535 are owned by private parties and the Government of Jamaica. SEPL535 was granted by the Jamaica Government to Jamalco to carry out exploration for bauxite throughout the licensed area. The Company has exclusive right to petition for a license to mine the bauxite. Jamalco must submit periodic reports to the JBI. The white limestone formation of Eocene to Miocene age is the major geologic unit within the SEPL. This formation is strongly karstified. The bauxite occurs as earthy red, brown and yellowish-brown residual material within limestone depressions. SEPL535 is currently being explored for bauxite. Scout drilling for bauxite is in progress. Approximately 37% of the SEPL has been explored on scout-reconnaissance basis. Approximately US$3 million has been spent from 2005 to 2008 in exploration costs along with North Manchester. Jamalco’s SEPL has not been renewed as the area is faced with environmental and cultural issues around the boundaries of the environmentally sensitive “Cockpit Country”. Timing for resolution is not known at this time.

SML130 – South Manchester – Harmons Valley; Open Pit Mine Property

Located in the Parish of Manchester with Porus the closest town in the Harmons Valley mining facilities. Access is by road on a Government public road. The size is approximately 10,761 hectares. Surface rights of individual parcels within SML 130 (Special Mining Lease) are owned by private parties and the Government of Jamaica. The Company has the exclusive right to petition for a SML in order to mine the bauxite. Jamalco must submit periodic reports to the Jamaican Bauxite Institute (JBI). The general geology is more or less the same as SEPL535 (see above). SML 130 Harmons Valley is currently an active mining area. All exploration work is completed for both the Harmons Valley and the Plateau. Mine control drilling for grade control is presently being undertaken in both areas. Infrastructure on the Harmons property consists of offices, train loading station and a workshop. Equipment consists of excavators, dozers, loaders, scrapers and graders. New plateau facilities have been constructed and were brought into operation early in 2008, including a loading station to transport Bauxite via a Rope Conveyor Belt to St. Jago loading station. This bauxite transportation system has an installed capacity of 1200t/hr. Source of power is from the Jamaica Public Service System, which is the national provider. Water is sourced from the Mid Clarendon National Irrigation Commission. Total capital expenditure incurred for South Manchester mine development was US$60 million.

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

Suriname

Nassau Mountains; Mining Property

Located in Eastern Suriname, District of Sipaliwini, with Langatabiki the nearest town. The size is approximately 8,200 hectares. The surface is owned by the Government of Suriname. Exploration rights are maintained by Suralco. A condition of maintaining rights is for the development of a mine in the short term, included in the so called Eastern Sequence Mine Development. The Nassau area belongs to formations of the “Marowijne Group” which comprises of the Paramacca Formation, the Armina Formation and the Rosebel Formation in this sequence from older to younger. Nassau is a plateaux or table mountain, and is dissected by the major creeks in four separate plateaux. The Nassau Mountains proper consists of rocks of the Paramacca Formation only. The Plateaux A, B and C are primarily low metamorphosed basalt with some intercalations of coarse grained quartz-gabbros, some acid extrusives and very minor intercalations of quartzites. In plateau D more intercallations of acid extrusives and metamorphosed sedimentary rocks such as schists and graywackes occur. This corresponds with the reconstructed (old) paleo Eocene pediplain on which probably all bauxite deposits of east Suriname were developed. The laterite capping protected the Nassau area against rapid erosion; after uplift and subsequent erosion and denudation of the surrounding are the plateaus now rise from 500-570 meters above sea level. In areas around Nassau and especially on the west and south slopes of the plateau, gold occurs and is worked by porknockers. There are no exploration activities at present. Exploration work on a grid of 200 ft x 400 ft was completed with over 4200 holes drilled. A number of additional exploration holes have also been drilled recently. Infrastructure on the property at present is a reconnaissance laterite capped road over the length of the deposit with a tertiary road connecting the Nassau Hill with existing North-South secondary road. No equipment or power is located on the property. Sources of water are the creeks over the plateaus. Decision to develop this mining project was taken at the end of 2008. During 2008 only desk-top project consolidation activities were performed (no field work). A feasibility study for the development of the Nassau deposit is in progress.

INFORMATION ON THE COMPANY

Bakhuis Mountains; Prospective Mining Property

Located in Western Suriname, District of Sipaliwini, with Apoera the nearest town. Access is by the Nickerie River followed by a laterite capped road of about 70 km, or via a 250 km laterite capped road from the capital Paramaribo, through Suriname. The Bakhuis horst extends over 125 km in a NNE-SSW direction over a width of 35 km (437,500 ha). The surface is owned by the Government of Suriname. Indigenous communities have asserted traditional ownership rights. The exploration license has lapsed and negotiations to obtain an exploitation license ceased with the exit of the previous Joint venture partner BHP Billiton from Suriname. A condition of maintaining rights is for the development of an integrated bauxite industry in west Suriname. The Bakhuis area consists of closely spaced hills up to 480 m in elevation. The geomorphology is characterized by a top plateau at 400 m with two to three lower levels, at altitudes ranging from 360 m down to about 250-220 m, marked with steep escarpments of ferruginous laterite. Bauxite occurrences at Bakhuis are controlled to a large degree by the composition of the bedrock. Hence, bauxite occurs as it follows parent rocks with suitable composition on plateaus or slopes, almost irrespective of geomorphology and elevation. These rocks, which form the Bakhuis horst, extend over 125 km in a NNE-SSW direction over a width of 35 km. Suitable rock types are medium grained leucogabbros, norites and banded granulites of the charnockite suite. Banded granulites have varying compositions, the most common being noritic and enderbitic granulites. The peneplanation surfaces are frequently capped with laterite and bauxite, while slopes display occasional outcrops of parent rock. Most of the bauxite occurs at levels ranging from 250 m to 450 m. High level bauxite, over 300 m elevation, is relatively low grade owing to the presence of hard caps, while bauxite at lower elevation, which is younger and located predominantly in slopes, is richer in alumina and reactive silica. Bauxite in lower levels provides lesser tonnages than that of higher levels and offers less potential for increasing the amounts. Estimated cost of development of the mine is unclear, due to issues related to conditions under which the Government will grant the requested exploitation license.

Kaimangrassie; Mining Property

Located in the District of Para, with La Vigilantia the nearest town. Access is by the highway which is asphalt-paved, then by haul road developed by the mine. The size is approximately 360 hectares. The surface is owned by the Government of Suriname. Current concession rights for the exploitation of the bauxite occurrence maintained by Suralco. A condition of maintaining rights is the mining of the entire bauxite occurrence. The bauxite deposits result from the weathering of basement rocks and alluvium/colluvium derived from the basement. The bauxite layer averages 5 m in thickness. While the upper part of the ore bed is generally ferruginous, red-brown in color, compact and requires blasting, the lower part is predominantly grey in color, porous and softer. The top of ore is overlain by a thin transition zone, less than 50 cm, of hard clays or sand resting on a ferruginous hardcap, which in general is easily identifiable. The bauxite floor consists of semi-indurated box-work bauxite or banded bauxite resting directly on basal clays. The bauxite contains gibbsite, haematite, goethite, kaolinite and quartz. Minor impurities include anatase, sulphide in the form of marcasite and organics, reported respectively as TiO2, Corg and SO3. Klaverblad and Kaaiman Grassie are somewhat higher in Fe2O3 and lower in RSiO2, 7.3—9.8% and 3.2 – 3.8% respectively. Overburden thickness averages 16 m in Klaverbald and 4 m only in Kaimangrassie. Current status is that of an active mine since 2006, which was under management of the previous joint venture partner, BHP Billiton. Exploration was completed on a grid of 200 feet by 200 feet. Supplemental quality control drilling was also conducted. Current infrastructure on the property consists of mine haul roads, service roads, stockpile areas, shop, stores and office facilities. Most facilities are shared with the Klaverblad mine. Equipment located on the property consists of loading equipment including hydraulic excavators, wheel loaders, track type tractors, light trucks, equipment servicing vehicles, lowboys, equipment maintenance shops, store buildings and offices. Diesel generators are the source of power with portable water in water tanks as the source of water. Total investment costs incurred on this property to date combined with Klaverblad were approximately US$190 million.

Klaverblad; Mining Property

Located in the District of Para, with La Vigilantia the nearest town. Access is by the highway which is asphalt paved. The size is approximately 190 hectares. The surface is owned by the Government of Suriname. Current concession rights for the exploitation of the bauxite occurrence maintained by Suralco. A condition of maintaining rights is for the mining of the entire bauxite occurrence. The general geology of the area is similar to Kaimangrassie. Current status is that of an active mine as of April 2007 which was under management by the previous joint venture partner, BHP Billiton. Exploration was completed on a grid of 200 feet x 200 feet. Supplemental quality control drilling was also conducted. Current infrastructure on the property consists of mine haul roads, service roads, stockpile areas, shop, stores and office facilities. Most facilities are shared with the Kaimangrassie mine. Equipment located on the property consists of loading equipment including hydraulic excavators, wheel loaders, track-type tractors, light trucks, equipment servicing vehicles, lowboys, equipment maintenance shops, store buildings and offices. Diesel generators are the source of power with portable water in water tanks as the source of water. Total costs incurred on this property combined with Kaimangrassie are roughly US$190 million.

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

The bauxite contains gibbsite, hematite, goethite, kaolinite and quartz. Minor impurities include anatase and organics. Current status is that of bauxite mining which was under management by the previous joint venture partner, BHP Billiton. All exploration work is completed. Some drilling of the remnant areas is taking place to determine the amount of remnant ore available to be mined. Infrastructure on the property consists of more than 30 km of haul roads, service roads and, stockpile areas; and a crusher plant, including shop and office. Equipment located on the property includes off the road haul trucks, 100-ton, loading equipment, including hydraulic excavators, wheel loaders, track-type tractors, light trucks, equipment servicing vehicles, lowboys, crusher, and a powerhouse. Source of power is via three 600KW diesel generators and water is sourced from a water plant producing portable water from a nearby river. The mine is nearing its end of life and could be depleted by 2010.

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

INFORMATION ON THE COMPANY

Caramacca; Mining property

The Caramacca deposit is located approximately 7 km east from Kaimangrassie and 33 km by road to the refinery. Mining rights belong to Suralco. The bauxite deposit is approximately 5m thick and overlain by a 3 to 15m thick overburden with very low to medium strength clays and sands. The Caramacca area has been investigated as far back as 1959 as a potential source of bauxite feed for the Paranam refinery. Several drilling campaigns have been carried on and most recently in 2006 infill core drilling lead to the definition of proven reserves of about 3 millions tonnes. Equipments used for mining will include four 30 tons haul trucks and excavators. Mine Site facilities will consist of mine offices, a lunchroom and washroom facility at the mine site. The mine includes a haul road to link this mine to the Kaimangrassie-Paranam main haul road and a open pit to mine the bauxite. Delivery of bauxite started in mid 2008.

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

INFORMATION ON THE COMPANY

AWAC OPERATIONS

i) Smelter-Grade Alumina and Primary Aluminium

Australia

In Australia, AWAC partners own 100% of Alcoa of Australia which operates integrated aluminium facilities, including mining, refining and smelting facilities. In 2009, the Australian operations produced 9.0 million tonnes of alumina (2008: 8.8 million tonnes) and 368 thousand tonnes of aluminium (2008: 388 thousand tonnes).

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

Alcoa of Australia has several shorter term gas contracts to supplement its principal gas supply contract, including a contract with the East Spar Joint Venture for supply of gas through the Varanus Island hub. This supply was disrupted in June 2008 as a result of a fire on Varanus Island, resulting in the total loss of supply from that source for approximately 2 months, and restricted supply for the remainder of 2008. During this period of disruption, Alcoa of Australia obtained additional gas supplies, and supplies of diesel fuel, to enable production to be largely maintained, albeit at increased cost. Some of those additional costs have been, or will be, recovered under applicable insurance policies, subject to commercial deductibles in each case.

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

On May 1, 2010, Alcoa of Australia announced new power contracts had been entered with Loy Yang Power to secure electricity supply to the Portland and Point Henry aluminium smelters in Victoria, Australia until 2036. The new contracts will come into effect in 2014 for the Point Henry operations (Geelong) and 2016 for the Portland operations.

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

In October 2008 AWAC announced that production at Point Comfort would be reduced by approximately 25% in response to growing global stockpiles of aluminium, and due to reduced demand. A further reduction was announced in January 2009, bringing total curtailment to approximately 1.5 million mtpy. Of that amount, 800,000 mtpy remained curtailed as at December 31, 2009. Daily production has increased during 2010, and five of the six digesters were in production by May 2010.

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

INFORMATION ON THE COMPANY

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

The shareholders of Halco take bauxite in proportion to their equity positions under take-or-pay contracts. Long-term agreements to purchase bauxite mined by Compagnie des Bauxites de Guinee expire after 2012. AWAC also purchases bauxite from other Halco equity holders.

Other Guinea Interests

In November 2005, Alcoa World Alumina LLC (AWA LLC) and Rio Tinto Alcan Inc. signed a Basic Agreement with the Government of Guinea that sets forth the framework for development of a 1.5 million mtpy alumina refinery in Guinea. In 2006, the Basic Agreement was approved by the Guinean National Assembly and was promulgated into law. The Basic Agreement was set to expire in November 2008 but has been extended to 2010. Pre-feasibility studies were completed in 2008. Further project activities may be considered in 2010, but execution is dependant upon global economic conditions and conditions within Guinea.

Suriname

Suralco

In Suriname, AWAC owns the Suriname Aluminum Company (“Suralco”). Suralco began operations in 1916 and currently has interests in an alumina refinery at Paranam, bauxite mines in north east Suriname and south of Paranam and hydro-electric facilities at Afobaka Lake.

The 2.2 million tonnes-per-annum alumina refinery at Paranam, in northern Suriname, was constructed in 1968 and sources bauxite from mines in Suriname. The refinery was owned by a joint venture held 55% by Suralco and 45% by an affiliate of BHP Billiton plc (“BHP Billiton”), with Suralco as manager of the joint venture and operator of the refinery. The joint venture parties shared alumina production from the refinery in proportion to their shareholdings and were separately responsible for the marketing of their share of this production.

The Suralco refinery’s current sources of bauxite, and additional bauxite supply from two successor mines, Kaimangrassie and Klaverblad in Eastern Suriname will be exhausted within the next several years. AWAC is evaluating alternative sources of bauxite including resources from Suralco’s concession in eastern Suriname, such as the Nassau plateau.

In October 2008 BHP Billiton announced that it intended to end its participation in the joint venture when current mining operations were completed. AWAC continues to evaluate alternative bauxite sources in Suriname for further long term bauxite supply following completion of mining in current mining areas.

INFORMATION ON THE COMPANY

In April 2009, Alcoa World Alumina LLC and Billiton Suriname Holdings B.V. reached an agreement in principle where Suralco acquired, by the end of June 2009, the bauxite and alumina interests of N.V. BHP Billiton Maatschappij Suriname (“BMS”), a BHP Billiton subsidiary, in Suriname. As part of that acquisition AWAC assumed the environmental rehabilitation liabilities of BMS.

In July 2009, Alcoa World Alumina LLC acquired the BHP Billiton subsidiary that was a 45% joint venture partner in the Surinamese bauxite mining and alumina refining joint ventures.

Suralco and BMS have been participants in mining and refining joint ventures in Suriname since 1984. Prior to the establishment of the joint ventures, BMS had separately conducted mining operations in the country, while Suralco has been active in Suriname for almost 100 years.

In May 2009, the Suralco alumina refinery announced a curtailment of 870,000 mtpy. The decision was made to protect the long-term viability of the industry in Suriname. The curtailment was aimed at deferring further bauxite extraction until additional in-country bauxite resources are developed and market conditions for alumina improve.

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

In August 2007, Hurricane Dean substantially damaged the Rocky Point port from which Jamalco ships alumina. The facility is shipping alumina from temporary on-site port facilities constructed in 2007. The refinery is operating at approximately 95% of nameplate capacity.

A proposed 1.5 million mtpy further expansion of Jamalco’s Clarendon, Jamaica refinery was subject to supply of natural gas by the Government of Jamaica and acceptable market conditions.

INFORMATION ON THE COMPANY

The Government of Jamaica has entered into an agreement for the sale of its 45% interest in Jamalco to Zhuhai Hong Fan. The sale is subject to AWAC’s right of first refusal.

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

Brazil

Alcoa World Alumina Brasil Ltda

Alcoa World Alumina Brasil Ltda, an AWAC entity in Brazil, is a participant (18.9% prior to the recent expansion) in a consortium that owns the Alumar alumina refinery at São Luis in north eastern Brazil. The other consortium participants, and their ownership prior to the expansion, are Alcoa Aluminio S.A. (35.1%), BHP Billiton Metais SA (36%) and an affiliate of Alcan Aluminio Do Brazil SA (10%). Alcoa Aluminio S.A. is the operator of the consortium which is managed on a production and cost sharing basis. Alcoa World Alumina Brasil Ltda has special rights to 54% of any expansion of the Alumar refinery.

The refinery has a nominal production capacity of 1.4 million tonnes of smelter grade alumina per annum. Approximately half of the output is consumed at an adjacent smelter, with the remainder exported to third party customers. The major source of energy for the refinery is low sulphur steaming coal purchased from Colombia and Venezuela.

The consortium has long term bauxite purchase contracts with Mineracao Rio Do Norte S.A. (MRN) which has mines located at Trombetas within the State of Para in northern Brazil. Alcoa World Alumina Brasil Ltda holds a 9.6% interest in MRN after incorporating Reynolds Metals Company’s 5% interest in MRN into AWAC in December 2002. The remaining interest in MRN is jointly owned by affiliates of Alcan, Companhia Brasileira de Aluminio, Companhia Vale do Rio Doce, BHP Billiton Metais S.A., Alcoa Aluminio S.A., and Norsk Hydro Brasil Ltda. MRN’s mines produce approximately 18 million tonnes of bauxite a year. Bauxite is transported approximately 1,400 kilometers by ship to the refinery.

A maritime terminal owned by the consortium and equipped with an alumina ship loader and bulk materials ship unloader is situated adjacent to the refinery. These facilities are used to ship both bauxite and steaming coal into the refinery and alumina out.

In the second half of 2009, commissioning began on the 2.1 million mtpy expansion of the Alumar alumina refinery (AWAC 54% share) and the 2.6 million mtpy Juruti bauxite mine. The projects are being completed in line within the previously advised budget of US$1.4 billion for capital expenditure (Alumina’s share). Certain aspects of mine capital expenditure not essential to initial commissioning were deferred to 2010, and Alumina will invest a further US$80 million in 2010 to finalise the project. Alcoa World Alumina Brasil Ltda owns 39% of the expanded refinery.

The AWAC share of the Alumar refinery expansion will be supplied by the recently commissioned AWAC Juruti bauxite mine. The Juruti mine and associated rail and port infrastructure is 100% owned by AWAC. Shipments of bauxite from the Juruti bauxite mine to the expanded Alumar refinery commenced in September 2009. The Juruti development has been constructed with the necessary infrastructure to accommodate increasing production beyond the initial 2.6 million mtpy.

The Sao Luis refinery is expected to achieve nameplate capacity production rates in the second half of 2010. The Juruti mine reached nameplate production capacity in early 2010.

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

Vietnam

In 2008, AWAC signed a cooperation agreement with Vietnam National Coal-Minerals Industries Group (Vinacomin) in which they agreed to conduct a joint feasibility study of the Gia Nghia bauxite mine and alumina refinery project located in Dak Nong Province in Vietnam’s Central Highlands, with first stage capacity expected to be between 1.0 and 1.5 million mtpy. The cooperation between AWAC and Vinacomin on Gia Nghia is subject to approval by the Government of Vietnam. If established, the Gia Nghia venture is expected to be 51% owned by Vinacomin, 40% by AWAC and 9% by others.

Kingdom of Saudi Arabia

In December 2009, Alcoa Inc. and Ma’aden entered into an agreement setting forth terms of a joint venture between them to develop a fully integrated aluminum complex in the Kingdom of Saudi Arabia. In its initial phases, the joint venture plans to develop a fully integrated industrial complex that will include a bauxite mine with an initial capacity of 4.0 million mtpy; an alumina refinery with an initial capacity of 1.8 million mtpy; an aluminium smelter with an initial capacity of ingot, slab and billet of 740,000 mtpy; and a rolling mill, with initial hot-mill capacity of between 250,000 and 460,000 mtpy. The mill is expected to focus initially on the production of sheet, end and tab stock for the manufacture of aluminium cans, and potentially other products to serve the construction industry.

The refinery, smelter and rolling mill will be established within the new industrial zone of Raz Az Zawr on the east coast of the Kingdom of Saudi Arabia. First production from the aluminum smelter and rolling mill is anticipated in 2013, and first production from the mine and refinery is expected in 2014.

AWAC will have a 25.1% economic interest in the mine and refinery and no interest in the aluminium smelter and rolling mill. Alumina Limited’s equity contribution over the period 2010 to 2014 is expected to be approximately US$150 million. The joint venture will utilize project financing for approximately 60% of the required capital.

INFORMATION ON THE COMPANY

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

iii) Markets and Competition

The alumina market is competitive, with many active suppliers and commodity traders. In recent times there has been significant growth in refining in China, India and Brazil. The majority of product is sold in the form of smelter grade alumina with about 5% to 10% of total alumina production being used to make alumina based chemicals.

Alumina supply is critical to aluminium smelter operations and, in addition to price, reliability of supply, quality and delivery are key factors in contract negotiations. Contracts for smelter grade alumina are usually for a multi-year time period, although pricing mechanisms have changed over time from primarily long term contracts with fixed pricing and terms to shorter term contracts with some annual price renegotiations. Pricing is generally based on a percentage of traded LME aluminium contract, however there is increased momentum for the industry to move away from LME linked contracts.

Markets

AWAC’s largest customer for its alumina production is Alcoa’s primary smelting group which in 2009 accounted for approximately 45% of AWAC alumina production. Remaining sales are usually a variety of contract types to customers all over the world which are priced by reference to the published LME aluminium price and spot market pricing. An increasing percentage of production is being sold into the spot alumina market.

A majority of third party sales of alumina (outside of China) is sold under multi-year contracts which typically have alumina prices based on a percentage of the published LME aluminium price. The spot market for alumina is limited but growing, with available tonnage primarily from production in China, Australia and India.

AWAC entered into a new five-year alumina supply contract with Alcoa in 2010. The price paid for the AWAC production by Alcoa smelters is currently determined by applying the weighted average of:

•	the prices received by AWAC from the sale of alumina to unrelated third parties; and

•	the contract price paid by the Alumax smelters set under the contracts negotiated when the Alumax smelters were still unrelated to Alcoa.

Employees

At the end of 2009, AWAC had 7,466 employees in its operations compared with 7,267 in 2008 and 7,229 in 2007. The number of employees was:

	2009	2008	2007
Alumina	6,460	6,197	6,156
Aluminium	1,001	1,065	1,066
Chemicals & Other	5	5	7

INFORMATION ON THE COMPANY

Regulatory and Environmental

The possibility exists that new legislation or regulations may be adopted that may materially adversely affect AWAC’s mining and processing operations or AWAC’s cost structure. New legislation or regulations, or more stringent interpretations or enforcement of existing laws and regulations, may also require AWAC’s customers to change operations or incur increased costs. These factors and legislation, if enacted, could have a material adverse effect on AWAC’s, and hence Alumina Limited’s, financial condition and results of operations.

Governments extensively regulate AWAC’s mining and processing operations. National, state and local authorities in Australia and other countries in which AWAC operates regulate the mining and minerals processing industries with respect to matters such as employee health and safety, permitting and licensing requirements and many aspects of environmental compliance including; air emissions and waste management, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, and the effects that mining has on surface and groundwater quality and availability. Numerous governmental permits and approvals and leases are required for AWAC’s mining and processing operations. AWAC is required to prepare and present to national, state or local authority’s data pertaining to the effect or impact that any proposed exploration or production activities may have upon the environment. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration, expansion or production operations. Failure to comply with the laws regulating AWAC’s businesses may result in sanctions, such as fines or orders requiring positive action by AWAC which may involve capital expenditure or the removal of licences and/or the curtailment of operations. This relates particularly to environmental regulations.

AWAC has obligations under various laws, licences and permits for the rehabilitation (including remediation and/or restoration) of land used in bauxite mining, alumina refining, aluminium smelting and related activities. AWAC and Alumina recognise and provide for additional amounts for certain AWAC Asset Retirement Obligations.

Energy is a significant input in a number of AWAC’s operations. AWAC uses significant quantities of electricity, gas and coal in its operations and is an emitter of greenhouse gases.

A number of governments or governmental bodies have introduced or are proposing significant regulatory changes in response to the potential impacts of climate change. As part of the Australian Government’s climate policy framework they have mandated the measurement and reporting of greenhouse gas emissions and are proposing to implement an emissions trading regime that will place a price on carbon emissions. The current proposal is detailed in the various Government explanatory documents and draft legislation that would enact the ‘Carbon Pollution Reduction Scheme’ (CPRS).

The Australian Government in 2010 announced that it was deferring further consideration of its proposed emissions trading scheme until 2013 at the earliest. It is therefore unlikely that Australia will have an emissions trading scheme in operation before 2014. The Government will consider its position in 2013 taking account of the positions of other countries at that time.

There is also current and emerging regulation in Australia, such as the Renewable Energy Target (RET) scheme, that may increase Alcoa of Australia’s energy costs. The RET legislation requires that purchasers of wholesale electricity (liable entities) source a defined percentage of their power from renewable sources and, where this is impractical, pay either a shortfall charge or purchase Renewable Energy Certificates (RECs) from renewable generators or the market place. Liable entities will typically pass these additional costs onto their electricity customers, such as AWAC. The RET includes some provisions for exemption for EITE industries which will reduce RET-related costs, however, the details of the exemption provisions and therefore costs are still to be finalized at the time of writing.

The costs associated with Alumina’s obligations under CPRS, and RET may impact Alumina and AWAC’s operations. Data on the carbon dioxide emissions and electricity usage of Alumina are contained in its Sustainability Report (which can be viewed on the Alumina website (www.aluminalimited.com)). In 2008, Alumina’s imputed share of carbon dioxide equivalent emissions from Alcoa of Australia’s operations was approximately 1.99 million tonnes of direct emissions and approximately 3.16 million tonnes of indirect emissions (from producers of electricity which is supplied to Alcoa of Australia).

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

C. Organisational Structure

The “Alumina Group” consists of the parent company, Alumina Limited, its subsidiaries and its share of associates. Alumina is incorporated and listed in Australia. Alumina’s sole businesses which are operated through AWAC include bauxite mining, alumina refining and aluminium smelting operated through the AWAC joint venture with Alcoa. While not itself a legal entity, AWAC is the reference term given to an unincorporated joint venture commenced on January 1, 1995 by Alumina and Alcoa in combining their respective bauxite, alumina and alumina-based chemicals businesses and interests. The assets of the joint venture are held 40% by the Alumina Group and 60% by Alcoa, with the Alumina Group’s interests held through Alumina International Holdings Pty Ltd and Alcoa of Australia Limited as described below.

•

Alumina International Holdings Pty Ltd – Incorporated in Australia this company holds all entities in the Alumina Group’s AWAC joint venture (except for Alcoa of Australia Limited, see below) through its direct and indirect interests, totalling 40% in each of Alcoa World Alumina LLC, Alcoa Caribbean Holdings LLC, Alumina Espanola SA and Alcoa World Alumina Brasil Ltda. It is wholly owned by Alumina.

•

Alcoa of Australia Limited – Incorporated in Australia, and 40% owned by Alumina, this company is a significant entity in the Alumina Group’s AWAC joint venture, with integrated bauxite mining, alumina refining and aluminium smelting facilities in Australia.

The AWAC entities’ assets include the following interests:

•	100% of the bauxite mining, alumina refining, and aluminium smelting operations of Alcoa of Australia;

•	100% of the refinery assets at Point Comfort, Texas, United States (“Point Comfort”);

•	a 100% interest in various mining and refining assets in Suriname;

•	a 55% interest in mining and refining assets in Jamaica;

•

an 18.9% interest in the São Luis refinery in Brazil and a 9.6% interest in the bauxite mining operations of Mineracao Rio Do Norte, an international mining consortium. AWAC also owns disproportionate expansion rights to the São Luis alumina refinery. This expansion is now in commissioning, and AWAC owns 39% of the expanded refinery;

•	100% of the Juruti bauxite deposit in Brazil;

•	100% of the refinery and alumina-based chemicals assets at San Ciprian, Spain;

INFORMATION ON THE COMPANY

•	A 45% interest in Halco, a bauxite consortium that owns a 51% interest in Compagnie des Bauxites de Guinée, a bauxite mine in Guinea; and

•	100% of Alcoa Steamship.

•	100% of the Hydro-electric facilities in Suriname.

D. Property, plant and equipment

Alumina’s property, plant & equipment consist primarily of office furniture and computing systems equipment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Critical Accounting Policies

Alumina

The critical accounting policies relating to the continuing operations of Alumina are outlined below. These policies are deemed critical as estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances to ascertain the various US GAAP adjustments to translate AWAC’s net assets and net profit into IFRS compliant values. Alumina’s significant accounting policies are described in Note 1 to its consolidated financial statements.

Impairment of assets – The Group assesses at each balance date whether there is objective evidence that the investment in associates is impaired. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

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

AWAC’s critical accounting policies under US GAAP include those discussed below.

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

Goodwill and other intangibles – Goodwill is not amortized, instead, it is tested for impairment annually (in the fourth quarter) or more frequently if indicators of impairment exist or if a decision is made to sell a business. A significant amount of judgement is involved in determining if an indicator of impairment has occurred. Such indicators may include a decline in expected cash flows, a significant adverse change in legal factors or in the business climate, unanticipated competition, or slower growth rates, among others. Goodwill is allocated among and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment. AWAC has two reporting units: the Alumina and primary Metals segments. The evaluation of impairment involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. AWAC uses a discounted cash flow model (“DCF model”) to estimate the current fair value of its reporting units when testing for impairment. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volume and prices, costs to produce, tax rates, capital spending, discount rate and working capital changes. Most of these assumptions vary significantly among the reporting units. Cash flow forecasts are generally based on approved business unit operating plans for the early years’ cash flows and historical relationships in later years.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

As at December 31, 2009, Alumina Limited’s debt was incurred through several facilities:

•

A syndicated multi-currency one, three and five year debt facility entered into on July 19, 2006, initially of US$700 million. Tranches of this facility have been extended on or prior to their scheduled expiry and reduced or cancelled when circumstances permitted. As a result of those renegotiations, and cancellations, the facility at April 2010 is US$216 million and maturity dates are 2011 and 2012.

•	Bilateral bank facilities totaling US$270.8 million will mature in 2011 and 2012.

•

A US$296 million facility from the Brazilian National Development Bank (BNDES). This funding is provided in US$ and Brazilian reais and amortises from December 2010 to July 2016. At December 31, 2009, US$262 million was drawn with the balance drawn in February 2010.

•

US$350 million of 5 year Convertible Bonds were issued in May 2008. The bonds bear interest at 2.0% for their life, and convert into equity at maturity at a share price fixed at the time of issue (subsequently adjusted as a result of the Company’s equity issues in October 2008 and May 2009). Bondholders hold an option to put the bonds at par on the third anniversary of issue. During the first quarter of 2010 the Company repurchased and cancelled US$50 million of bonds, leaving US$300 million outstanding.

The amount of interest charged on these debt facilities will impact the profitability of Alumina. The interest amount incurred will depend on the amount of debt carried, interest rates and the impact of A$/US$ exchange rate movements.

Alumina Limited’s 40% share of AWAC’s continuing operations during the three year period to December 31, 2009 was characterized by a focus upon:

•	continuing to match AWAC production to market conditions;

•	expansion of existing AWAC operations through process de-bottlenecking and operational efficiency improvements;

•	the expansion of the Alumar refinery, and the development of the Juriti mine, in Brazil, and

•	acquisition of remaining 45% of refinery in Suriname.

The following is a discussion of the key factors which affect AWAC and Alumina’s business and financial performance.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Fluctuations in the A$/US$ Exchange Rate

The world commodity prices for the products AWAC sells are denominated in, or linked to, US$. By contrast, a significant portion of AWAC’s costs are denominated in A$. As a consequence, fluctuations in the rate of exchange between the US$ and A$ may have an effect on the financial results of Alumina. Appreciation of the US$ relative to the A$ increases the value of unhedged sales revenues in A$ as compared to costs and has a positive impact on profit. A depreciation in the US$ as compared to the A$ decreases the value of unhedged sales revenue in A$ as compared to A$ costs and exerts negative pressure on profit. Alcoa of Australia contributes the majority of AWAC’s earnings. However, for those refineries outside Australia, a portion of their costs are denominated in the local currency and movements in those currencies relative to the US$ will have an effect on the financial results of Alumina.

Production Costs

Changes in AWAC’s costs have a major impact on its profitability. AWAC’s mining, refining and smelting operations are subject to conditions beyond its or Alumina Limited’s control that can delay deliveries or increase costs for varying lengths of time.

The alumina cost reduction target of US$50 per tonne for 2009 was substantially met, when the negative impacts of currency and energy movements in the second half are taken into account. The overall improvement reflected a changing production mix (greater percent of production from lower cost refineries), lower energy and freight costs, and cost restructuring programs to reduce overhead costs.

Caustic soda costs declined approximately 11% in the second half of 2009 following a significant decline in global prices and contract renegotiations in the first half. Energy prices declined by more than US$20 per tonne of alumina in the first half of 2009 but some of this improvement was lost in the second half as global energy prices increased. The overall impact of lower revenue and costs in 2009 was a reduction in AWAC’s operating margins compared with 2008.

Certain costs are also affected by government imposts and regulations in countries in which AWAC operates. AWAC’s costs depend upon efficient design and construction of mining, refining and smelting facilities and competent operation of those facilities.

Changes to Sales Agreements

Long term supply agreements are in place for varying volumes and tenors. As such, AWAC’s revenue from existing sales agreements depends on the outcome of periodic renegotiation of these agreements. The modification or termination of a substantial portion of AWAC’s sales agreements could materially affect its results and financial performance. An increasing proportion of AWAC’s alumina production is sold on a short term or spot basis. Changes to the volumes that are able to be sold on a short term or spot basis and the pricing for such sales may affect AWAC’s sales revenue.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The electricity supply to AWAC’s smelters is primarily under 30-year contracts expiring in 2014 and 2016. The cost of electricity is a substantial individual cost in the production of aluminium. The level of electricity tariffs available after the expiry of these contracts is material to the level of smelter production costs and profitability. Alcoa of Australia Limited entered into new base-load electricity contracts to power AWAC’s smelter at Point Henry, Geelong, and the Portland aluminium smelter to 2036.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2009 Performance Compared to 2008

Overview – Alumina Limited

Alumina’s consolidated net loss after tax from continuing operations was A$26.0 million for the year ended December 31, 2009 compared with a profit of A$168.0 million for the year ended December 31, 2008. This decrease in 2009 compared to 2008 was due to the following:

Share of net profits of associates using the equity method

Share of net profit of associates decreased by A$238 million (98%) to A$4.6 million. AWAC’s sales revenue declined by US$2.23 billion (35%) compared with 2008 mainly due to a 35% decline in average 3 month LME prices. The impact of lower aluminium prices was partially absorbed by an improvement in alumina prices relative to aluminium prices as a result of a higher proportion of contracts with shorter repricing intervals. Global demand for alumina and aluminium dropped substantially in the second half of 2008 and this reduced demand continued in the first half of 2009. The aluminium price reached a low of US$0.62 cents per pound in February 2009 compared to a 2008 first half average of US$1.31 and a 2008 full year average of US$1.19 per pound.

Caustic soda costs declined approximately 11% in the second half of 2009 following a significant decline in global prices and contract renegotiations in the first half. Energy prices declined by more than US$20 per tonne of alumina in the first half of 2009 but some of this improvement was lost in the second half as global energy prices increased. The overall impact of lower revenue outweighed the impact of lower costs in 2009, which led to a reduction in AWAC’s operating margins compared to 2008.

General and administrative expenses

General and administrative expenses decreased by A$6.1 million (32%) to A$13.1 million. The 32% reduction was mainly as a result of the additional costs in 2008, including legal and tax fees associated with corporate restructuring and retirement benefits.

Other Income/expenses

A net gain of A$15.0 million on Brazilian Real financial instruments, principally on BRL options was recognized in 2009 compared to a A$7.9 million loss in 2008. The options provided a partial cap to Real/USD currency exposure arising from capital funding expenditure on the Brazilian mine and refinery expansion. All options have expired as at December 31, 2009.

Borrowing Costs

Borrowing costs decreased by A$9.9 million (20%) to A$38.9 million mainly due to lower debt levels and lower interest rates. Fees for committed debt facilities increased with the commencement of new contracts.

Income tax expense

In 2009, Alumina disclosed an income tax credit of A$1.0 million compared to an income tax expense of A$2.6 million in the prior year. The key points to note are:

•	A$13.0 million of income assessable for tax compared to A$9.8 million in the prior year.

•	Temporary differences not recognized of A$9.1 million compared to $62.0 million in the prior year.

•	Non-deductible expenses of A$1.8 million compared to A$8.9 million in the prior year.

Cash Flows

Alumina’s net cash inflow from operating activities from continuing operations for 2009 was A$138.7 million, compared to A$280.1 million in 2008, a reduction of 50%. Lower dividends from associates offset by lower borrowing costs and lower general and administrative expenses, as discussed above, were the main factors driving lower cash from operating activities.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Alumina’s cash outflow relating to investing activities from continuing operations was A$494.8 million, compared to A$872.4 million in 2008, a decrease of 43%. This decrease in cash outflows from investing activities in 2009 was due to the lower equity contributions made by Alumina to fund AWAC expansion projects in Brazil, A$24.8 million of proceeds received from currency options, and net loans repaid by related parties of A$56.6 million.

Alumina’s net cash inflow from financing activities for continuing operations was A$645.9 million, compared to A$626.1 million in 2008, an increase of 3%. Key changes were:

•	Drawdowns of A$919.9 million during the year, offset by debt repayments of A$1,138.7 million, compared to drawdowns of A$1,257.1 million offset by debt repayments of A$1,802.2 million in 2008.

•	Proceeds from the rights issue of shares of A$980.3 million compared to A$910.3 million in 2008.

•	Proceeds from the issue of shares in relation to the dividend paid on March 31, 2008 of A$118.2 million in 2008 compared to nil in 2009.

•	Proceed from the issue of convertible bonds of A$360 million in 2008 compared to nil in 2009.

•	No cash dividends were paid in 2009 compared to A$245.7 million in 2008.

•	Loans repaid to related parties of A$59.2 million in 2009 compared to nil in 2008.

•	Proceeds from related parties of A$10.5 million in 2009 compared to A$50.8 million in 2008.

Net Assets

Alumina’s net assets increased in 2009 by A$459.9 million (16%) to A$3,252.7 million. The key points to note are:

•

Investment in associates decreased by A$193.4 million to A$3,555.2 million. The decrease was attributable to additional funding capitalization in AWAC entities amounting to A$576.8 million offset by the impact of the higher Australian dollar amounting to A$592.0 million and by surplus of dividends received over equity share in profits of A$177.6 million.

•	Cash increased by A$273.8 million to A$340.6 million, for the reasons noted above in the discussion on Alumina’s cashflow from operating, investing and financing activities.

•

Interest-bearing liabilities decreased by A$403.7 million to A$644.1 million. During 2009 Alumina borrowed additional amounts in US$, BRL and Euros amounting to A$919.9 million and repaid debt amounting to A$1,138.7 million. The funding included US$202 million and BR$107 million from BNDES (Brazilian National Development Bank) which related to the construction of the Juruti mine and expansion of the Alumar refinery.

•	Payables decreased by A$49.7 million to A$5.9 million. The decrease was a result of repayment of a loan to a related party of A$50.8 offset by an interest payable accrual increase of A$2.2 million.

Equity

Alumina’s equity increased by A$459.9 million (16%) in 2009 to A$3,252.7 million. The key items include:

•	A$26 million of net losses for 2009;

•	A$952.8 million net as a result of the rights issue in 2009;

•	A$461.2 million net exchange loss recognized in equity in 2009.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview - AWAC

2009 Performance Compared to 2008 Performance

US GAAP (US$ million)

	2008 Full Year	2009 Full Year
Total Sales
Third-party sales	3,743.4	2,706.1
Related party sales	2,556.0	1,371.9

Total Sales	6,309.4	4,078.0

Net Income (after tax)	592.0	106.4

AWAC’s 2009 sales revenue of US$4,078.0 million (including sales to parties related to AWAC of US$1,371.9 million) was 35.4% lower than 2008 sales revenue of US$6,309.4 million (including sales to related parties of US$2,566.0 million). The decrease was mainly due to a 35% decline in average 3 month LME prices. The impact of lower aluminum prices was partially absorbed by an improvement in alumina prices relative to aluminium prices as a result of a higher proportion of contracts with shorter repricing intervals. Global demand for alumina and aluminium dropped substantially in the second half of 2008 and this reduced demand continued in the first half of 2009. The aluminium price reached a low of US$0.59 cents per pound in February 2009 compared to a 2008 first half average of US$1.31 and a 2008 full year average of US$1.19 per pound.

AWAC’s alumina production was 13.5 million tonnes (2008: 14.4 million tonnes). Approximately 67% of total alumina production came from the low cash cost Australian refineries. The Australian refineries operated at above nameplate capacity, and production records were established at Pinjarra, Wagerup and Jamalco. Production was curtailed at the higher cost Point Comfort, Suralco and San Ciprian refineries in the first half of the year with some increase in the second half as customer demand re-established.

Aluminium production from AWAC’s two aluminium smelters was 368 thousand tonnes of aluminium, 20 thousand tonnes less than the 2008 production of 388 thousand tonnes, due to a curtailment of production at Portland.

AWAC Historical Production and LME Aluminium Price

AWAC Production Performance	2008	2009
Alumina Production (million tonnes)	14.4	13.5
Aluminium Production (‘000 tonnes)	388	368
LME Aluminium Price (US$/lb)	1.19	0.77

AWAC’s net income of US$106 million in 2009 represented a decrease of 82% compared to 2008. The alumina cost reduction target of US$50 per tonne for the year was substantially met, when the negative impacts of currency and energy movements in the second half are taken into account. The overall improvement reflects a changing production mix (greater percent of production from lower cost refineries), lower energy and freight costs, and cost restructuring programs to reduce overhead costs. Caustic soda costs declined approximately 11% in the second half of 2009 following a significant decline in global prices and contract renegotiations in the first half. Energy prices declined in the first half of 2009 but some improvement was lost in the second half as global energy prices increased. The overall impact of lower revenue outweighed lower costs in 2009 resulting in a reduction in AWAC’s operating margins compared to 2008.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AWAC’s net income for 2009 includes profit on acquisition of 45% interest in the Suriname refinery of US$89 million, Brazilian project start-up costs of US$33 million, expenses relating to MRN taxation settlement of US$16 million, and unrealized gains on translation of balance sheet items of US$60 million.

The aluminium price as quoted on the LME averaged US$0.77 per pound in 2009, a 35% decrease compared to the 2008 average. During the first half of 2009 aluminium consumption continued to fall across the majority of the end-user sectors. This was reflected in the average LME aluminium price for the first half of US$0.66 per pound. During this period of declining end-user consumption, manufacturers reverted to destocking inventories. The average LME aluminium price in the second half of 2009 was US$0.88 per pound, a 33% increase compared to the first half. The second half improvement in the aluminium price was evidence of a gradual recovery in the demand for aluminium.

In the second half of 2009 the aluminium and alumina markets returned to growth but consumption in 2009 remained below 2008 levels. In 2008, established end-user markets such as the automotive and construction sectors experienced drops in consumer demand exceeding 20% and that continued through the first half of 2009. Demand for aluminium rose in the second half of 2009, albeit at a gradual pace, and in absolute terms is well below historical levels of demand.

Alcoa, AWAC’s largest customer, entered into a new five-year alumina supply contract with AWAC in 2006. Sales of alumina from AWAC to Alcoa (other than certain contracts for supply of product to entities which have, during the term of those contracts, been acquired by Alcoa), are priced at the average of sales prices under third party (non-Alcoa) contracts.

AWAC’s profit will continue to be most sensitive to changes in alumina and aluminium prices and the A$/US$ exchange rate and changes in production cost levels.

AWAC’s net profit after tax declined 82% compared to 2008 to US$106.4 million in 2009.

AWAC’s net cash inflow from operating activities decreased to an outflow of US$63.8 million in 2009, compared to US$651.4 million inflow in 2008. The primary reduction in AWAC cash flows resulted from a reduction in profit. Net working capital balances improved as a result of the decline in customer receivables. Changes in non-current assets included a payment of US$145 million in value added tax (VAT) to Brazilian authorities. VAT is recoverable as sales revenues increase.

Net cash inflow from financing operations decreased to US$885.0 million, compared to US$980.2 million in 2008. Key changes were:

•	a decrease in level of dividends paid and return of capital to partners of US$401.5 million;

•	additions to capital leases of US$16.2 million in 2009;

•	a decrease in partners’ contributions, totalling US$1,114.4 million in 2009, compared to US$1,618.2 million in 2008, to fund the expansion project in Brazil; and

•	an increase in debt by US$89.6 million in 2009 compared to US$68.1 million in 2008.

Net cash outflow from investing activities decreased (57%) in 2009 to US$701.5 million, compared to US$1,626.9 million in 2008. Capital expenditure of US$607 million in 2009 was spent principally on Brazilian expansion projects and US$31 million on the Dampier to Bunbury gas pipeline in Australia, which is 20% owned by AWAC.

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

In addition, because Alumina is a holding company that does not conduct any material operating businesses, its ability to pay dividends and meet other obligations is dependent almost entirely on, and is limited by, the amount of dividends received from its subsidiaries, associates and investments.

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

In 2006, Alumina and Alcoa entered into new funding arrangements to provide the AWAC partners with additional dividends from Alcoa of Australia for funding AWAC’s capital projects. The funding arrangements provide greater certainty to Alcoa and Alumina in dividend flows and franking credits.

Alumina’s existing balance of franking credits and the new funding arrangements between Alumina and Alcoa provide greater confidence in Alumina’s capacity to fully frank dividends that are declared.

Alumina implemented an off-market buy-back of approximately $A250 million of ordinary shares in April 2007.

Dividends received from Alcoa of Australia in 2007, 2008 and 2009 have partially funded Alumina’s investment in AWAC’s growth projects. Alumina’s share of additional funding requirements was met by increased borrowings and the 2008 and 2009 rights issues.

Alumina introduced a Dividend Reinvestment Plan in 2008, and for the final 2007 dividend (paid in March 2008) arranged for the issue of shares under the DRP to be fully underwritten. As a result, A$135.4 million of new equity was issued in March 2008. No dividends were paid during 2009.

Alumina issued new equity of A$910 million in October 2008 following an Accelerated Renounceable Rights Offer to existing shareholders, and the sale of unexercised rights to institutions through a book-build process.

Alumina also raised approximately A$740 million through a 7 for 10 accelerated non-renounceable pro rata entitlement offer to eligible institutional shareholders (the “Institutional Entitlement Offer”) at an Offer Price of A$1.00 per share in May 2009.

Eligible institutional shareholders were offered the opportunity to acquire new ordinary shares in Alumina at A$1.00 each on the basis of 7 ordinary shares for every 10 existing shares. The offer price of A$1.00 per share represented a 32.9% discount to be the closing price of Alumina shares on April 29, 2009 and a 22.4% discount to the theoretical ex-rights price.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Eligible retail shareholders also participated in an accelerated non-renounceable pro rata entitlement offer (the “Retail Entitlement Offer”) with oversubscription of up to three times the allocated amount allowed. The Retail Entitlement Offer, which closed on May 25, 2009, raised approximately A$239 million.

The funds raised under the Institutional Entitlement Offer were applied by Alumina to repay bank debt and to reinforce its balance sheet.

Dividends received from Alcoa of Australia, additional drawings under the Company’s committed debt facilities and equity raised through the issue of capital funded the Company’s financing requirements in 2009 including AWAC’s investments in the completion of growth projects in Brazil and sustaining capital projects.

On April 2, 2009, Standard & Poor’s (S&P) lowered its corporate credit and debt ratings on Alumina to BBB- from BBB+. At the same time the Alumina ratings were removed from CreditWatch with negative implications, where they were placed on February 10, 2009, to Negative outlook. The downgrade reflected S&P’s view that Alumina’s credit metrics would deteriorate significantly in 2009 because of the prospect of weaker dividend income from AWAC, which comes at a time of significant funding by Alumina for completion of AWAC’s Brazilian projects. S&P also noted that the economic downturn and severe drop off in metal prices were likely to dampen AWAC’s earnings and its dividend payment to Alumina in 2009. On April 30, 2009, S&P moved Alumina’s rating from BBB- (Negative Outlook) to BBB- (Stable Outlook) in recognition of the improved credit metrics of the Company as a result of the Institutional Entitlement offer.

Funds generated from Alumina’s continuing operating activities were A$138.7 million for the year ended December 31, 2009, compared with A$280.1 million in 2008. This decrease was a result mainly of lower dividends from associates.

Working capital was A$341.7 million at December 31, 2009, compared to negative working capital of A$270.9 million at December 31, 2008. The improvement in working capital is primarily due to the repayment of Alumina’s short term interest bearing liabilities and increases of A$273.8 million in cash. Alumina’s net debt decreased during the year from A$981 million to A$303.5 million. The Company’s working capital, in our opinion, is sufficient for the Company’s present requirements.

Gross debt drawn down under the Company’s various debt facilities (including the US$350 million Convertible Bonds) was A$644.1 million at December 31, 2009 compared to total gross borrowings of A$1,047.8 million at December 31, 2008. The appreciation of the A$ against the US$ and the EURO resulted in exchange gains of A$83.7 million. The decrease in debt at year end is due to Alumina’s equity issue during the year.

The maturity of debt is outlined in Note 15 in the Consolidated Financial Statements. Alumina’s current funding facilities include bilateral bank facilities, a syndicated loan, a development bank loan and a convertible bond. The syndicated facilities are available in US dollars, Euro and Australian dollars. The bilateral facilities are available in both US and Australian dollars and some are available in Euro. The development bank loan is available in US dollars and Brazilian reals.

During 2009, Alumina completed a planned refinancing programme, strengthening its balance sheet by extending the maturity of debt that was due to mature in 2009, the majority until 2012. The maturity of a further US$100 million facility, due to mature in 2010, was extended to 2012. Alumina has also received long term funding from BNDES, which enabled the company to cancel some bilateral and syndicated facilities which were due to mature during 2010. The Company has US$187 million of committed undrawn facilities that mature in 2011, and US$300 million of committed undrawn facilities that mature in 2012. Since December 31, 2009, the Company has cancelled a further US$150 million of undrawn committed facilities that were due to expire in 2010.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

•	project finance should be utilised where warranted by risk management considerations (country or project specific);

•	where foreign currency assets are acquired, raising debt in that currency should be considered to achieve a balance sheet hedge and reduce foreign exchange translation exposures; and

•	interest costs should be minimised;

Capital expenditure was A$576.8 million for the year ended December 31, 2009 and A$787.9 million for the year ended December 31, 2008. The expenditures were in the form of equity contributions to fund AWAC’s expansion projects in Brazil.

Change in Functional Currency for Financial Reporting

With the commissioning of production at the Juruti mine and the Alumar refinery in Brazil almost complete, Alumina Limited is reaching the end of the investment program in Brazil. Greater production and cash flows to shareholders are expected from these assets in future. In addition, during 2009 Alumina received most dividends in US dollars and this will continue for 2010 and onwards. The Board recognises that this changes the balance of factors that are assesses to determine Alumina’s functional currency. Effective for the reporting period ending December 31, 2010, the Board has determined that Alumina Limited’s functional currency is US dollars.

Obligations

Prior to the demerger, WMC Finance (USA) Limited (“Finance USA”) (a wholly-owned subsidiary of WMC Resources) had approximately US$800 million of long dated bonds issued in four separate tranches (having maturities in 2003, 2006, 2013 and 2026), on issue (“the US Bonds”).

The obligations of Finance USA under the US Bonds were guaranteed by Alumina. In connection with the demerger, Finance USA tendered to repurchase the US Bonds remaining outstanding. The aggregate amount of outstanding bonds not repurchased was comprised as follows:

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

	Amount of Commitment – December 31, 2009
Contractual Obligations	Total	Less than 1 year	Between 1-3 years	Between 3-5 years	Over 5 years
	(A$ million)
Short term debt	—	—	—	—	—
Long term debt	644.1	—	455.9	106.5	81.7
Other liabilities reflected on the Company’s balance sheet	8.9	8.6	0.3	—	—

Total on-balance sheet contractual obligations	653.0	8.6	456.2	106.5	81.7

	Amount of Commitment – December 31, 2009
Other Commercial Commitments	Total	Less than 1 year	Between 1-2 years	Between 2-5 years	Over 5 years
	(A$ million)
Operating lease commitments	0.6	0.1	0.2	0.3	—

Operating lease commitments relate to the corporate office facilities in Australia.

Contractual obligations do not include interest.

Interest on Financing Facilities includes a 2% coupon on the Convertible Bond and floating rates on the BNDES facility linked to both Libor (after hedging) and the BNDES Currency Basket rate, which is over 95% USD based.

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

The Directors in office at May 25, 2010 were:

Name	Position in 2009	Summary of Experience	Initially Elected or Appointed a Director	Age	Expiry of Current Term
Executive Directors
John Bevan	Chief Executive Officer	Mr Bevan was elected as Executive Director and Chief Executive Officer on June 16, 2008. Mr Bevan joined Alumina Limited from BOC Group Plc where he most recently held the position of chief executive of Process Gas Solutions and was elected to the Board of Directors. He has had a long career with the BOC Group Plc including a variety of management roles in Australia, Korea, Thailand and the UK before becoming chief executive of Asia in 2000. He was a director of BOC Plc in London from 2003 to 2007. Mr Bevan has strong commercial and operational experience gained through operating in joint ventures in many parts of the world, particularly Asia.	June 2008	53	N/A

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Name	Position in 2009	Summary of Experience	Initially Elected or Appointed a Director	Age	Expiry of Current Term
Judith Downes (4)	Alternate Director/ Chief Financial Officer	Judith Downes joined Alumina Limited in January 2009 as Chief Financial Officer. She is responsible for finance, accounting, treasury, investor relations and taxation. Ms Downes previously held senior executive positions at Australian and New Zealand Banking Group Limited, including Chief Financial Officer and Chief Operating Officer of the Institutional Division and Group General Manager Accounting. She gained extensive finance experience during her years at ANZ from 1996 to May 2008. Prior to that she worked in public accounting with CPA Australia and Coopers and Lybrand. She is a member of the IFRS Advisory Council of the International Accounting Standards Board, a past director of ING Australia and a past member of the Australian Accounting Standards Board.	January 2009	56	N/A

Non-Executive Directors

Donald M. Morley(1)(2)(3)	Chairman	Former Director of WMC as the Director of Finance from 1983 until April 2001, Chief Financial Officer from April 2001-April 2002 and an Executive Officer of WMC from May 2002 to October 2002. Mr Morley retired from his executive duties on October 31, 2002. Mr Morley is also a director of Iluka Resources Ltd and SPARK Infrastructure Ltd.	December 2002	70	(5)

Peter A.F. Hay(1)(2)(3)	Director	Chairman of the Advisory Board of Lazard in Australia, and is a director of Australian and New Zealand Banking Group Limited, Landcare Australia Limited, GUD Holdings Limited, NBN Co Limited and Epworth Foundation and was appointed a director of Myer Holdings Limited in February 2010. He is a former Chief Executive Officer of the law firm Freehills.	December 2002	59

Ronald J. McNeilly(1)(2)(3)	Director	Deputy Chairman BlueScope Steel Limited; Chairman of Worley Parsons Limited; past Chairman of Melbourne Business School Limited; past director of BHP Billiton Limited, QCT Resources Limited and Tubemakers of Australia Limited; past executive director Global Markets BHP Billiton Limited from 2001 to 2002; past executive director and President BHP Minerals from 1999 to 2001.	December 2002	66	(5)

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Name	Position in 2009	Summary of Experience	Initially Elected or Appointed a Director	Age	Expiry of Current Term
G. John Pizzey(1)(2)(3)	Director	Director of Iluka Resources Ltd, Amcor Limited and St Vincent’s Institute of Medical Research. Mr Pizzey is also formerly a director and chairman of the London Metal Exchange. Mr Pizzey was previously a director of Alcoa of Australia Limited from April 1999 to December 2003.	June 2007	64	(5)

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nomination Committee
(4)	Ms Downes is an alternate director for Mr G. John Pizzey
(5)

As explained in Section C, Non-executive directors are subject to retirement by rotation. Donald M. Morley was re-elected as a director at the Company’s annual general meeting on May 7, 2009. Mr Ronald J. McNeilly was re-elected as a director at the 2008 annual general meeting. Mr Peter A.F. Hay was re-elected at the 2010 annual general meeting. Mr G. John Pizzey was appointed as a director on June 8, 2007 and elected at the 2008 annual general meeting.

In addition to the Chief Executive Officer and Chief Financial Officer, there is one other executive officer appointed by and reporting to the Chief Executive Officer responsible for the day to day running of the business. As at May 25, 2010, the executive officer was:

Executive Officer	Position in 2009	Summary of Experience	Appointed as Executive officer
Stephen Foster	General Counsel & Company Secretary	Responsible for legal, company secretarial, shareholder services, insurance and human resources. Mr Foster joined WMC Limited in November 2002 following more than three years with Village Roadshow Ltd as Business Affairs Manager (Projects). Mr Foster previously held legal positions with WMC’s Legal and Treasury department from 1990 to 1999 and with Arthur Robinson & Hedderwicks (now Allens Arthur Robinson) from 1987 to 1990.	December 2002

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

B. Compensation

For the year ended December 31, 2009, the aggregate amount of compensation paid and accrued to the Alumina directors and executives of Alumina was A$4,018,228 (compared to A$5,232,922 in 2008 and A$3,805,975 in 2007). The total amounts paid by Alumina in 2009 for retirement, superannuation or similar benefits amounted to A$0.2 million termination pay for Kenneth Dean. There is no other contingent or deferred compensation arrangements accrued for executives or directors. The remuneration of individual directors and executives is presented in the tables below.

Non-executive directors remuneration January to December 2009	Director’s fee(1) A$	Other(2) A$		Total A$
Current Non-executive directors
Donald M. Morley (from 11/12/02)	350,000	19,008	(3)	369,008
Peter A. F. Hay (from 11/12/02)	140,000	12,600		152,600
Ronald J. McNeilly (from 11/12/02)	140,000	12,600		152,600
G. John Pizzey (from 8/06/07)	140,000	12,600		152,600

(1)	Includes board and committee fees.
(2)

Includes Alumina’s contribution to superannuation. All employees of Alumina Limited are members of an accumulation category plan which offers a minimum contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account.

(3)	Includes a non-monetary benefit relating to car parking amounting to A$4,905.

Executive director remuneration and executive remuneration January to December 2009	Fixed remuneration(1) A$	Other compensation(2) A$		Total remuneration A$
Current executive directors
John Bevan, Chief Executive Officer	1,000,000	645,936		1,645,936
Judith Downes, Chief Financial Officer	536,197	204,650	(3)	740,847
Current senior executives
Stephen Foster, General Counsel and Company Secretary	420,000	289,939		709,939
Retired executive director
Kenneth A Dean, Chief Financial Officer (resigned 12/01/09)	112,661	(17,963)		94,698

(1)

Includes company’s contribution to superannuation. All employees of Alumina Limited are members of an accumulated category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account.

(2)	Other compensation includes Performance Rights, parking, health management, termination pay and executive indemnity insurance.
(3)	Performance rights for 2009 were issued based on 2008 employment. As Ms Downes was not employed by Alumina Limited during 2008, no Performance Rights were issued to her.

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

Alumina’s current full-time employees are members of a fund of their choice. Contributions are funded at the Superannuation Guarantee Contributions rate, currently 9 per cent of an employee’s fixed remuneration.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

A director may not hold office for a continuous period in excess of three years or past the third Annual General Meeting following the director’s appointment, whichever is the longer, without submitting for election or re-election. If no director would otherwise be required to submit for election or re-election but the Listing Rules require that an election of directors be held, the director to retire at the Annual General Meting is the director who has been longest in office since their last election.

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

Each Director has the power to appoint any person approved by a majority of his/her co-Directors to act as an Alternate Director in his/her place, whether for a stated period or periods or until the happening of a specified event or from time to time, whenever by absence or illness or otherwise he shall be unable to attend to his/her duties as a Director.

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

Alumina’s Constitution provides that the Directors may elect a Chairman of their meetings and determine the period for which he/she is to hold office. Where there is an equality of votes on a question voted on at a meeting, the Chairman has a second or casting vote. Donald M Morley is currently the Non-Executive Chairman of Alumina.

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

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Retirement and termination benefits

Chief Executive Officer

Mr Bevan’s employment contract, which was entered into in April 2008, does not have a fixed term. Either party may terminate the contract upon giving 12 months notice. The Company may make a payment in lieu of some or all of the 12 month notice period by payment of the fixed annual reward plus an amount equivalent to an STI payment at target performance, defined as “base remuneration”. The base remuneration amount will be reduced pro rata to the extent the notice period is required to be served.

If Mr Bevan’s employment is terminated on the basis of redundancy of the position or by Mr Bevan giving written notice to Alumina in the event of a Significant Change (which is defined to be if Alumina ceases to be listed on the Australian Stock Exchange, or if there is a significant change to his status and/or responsibilities which is detrimental to Mr Bevan, or if Alumina decides the position is no longer required and suitable alternative employment is not offered or Mr Bevan does not accept other employment within Alumina or another employer) then Mr Bevan is entitled to:

•	statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is 3 years or more continuous service);

•	the aggregate of a notice payment of 12 months, a severance payment of 2.5 weeks per completed years of service, and an additional severance payment of 13 weeks.

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

Senior Executives

In addition to Mr Bevan, Alumina Limited has entered into a service contract with each Senior Executive (Ms Downes and Mr Foster). The contracts provide for the following retirement and termination benefits.

If Ms Downes or Mr Foster’s employment is terminated on the basis of redundancy of their position or if they give written notice to Alumina in the event of a Significant Change, then Ms Downes and Mr Foster are entitled to:

•	statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is 3 years or more continuous service);

•	the aggregate of; a notice payment of 12 weeks, a severance payment of 2.5 weeks per completed years of service plus an additional severance payment of 13 weeks.

Ms Downes and Mr Foster are not entitled to payment outlined above where the reason for a significant change is poor performance or inability to fulfill agreed responsibilities. Ms Downes and Mr Foster are not entitled to retirement benefits other than superannuation entitlements.

Non-Executive Director Retirement Benefits

Non-executive Directors receive, in addition to their fees, a superannuation guarantee contribution which for 2009 was 9 per cent of their fees to a maximum of A$14,103 for the Chairman and A$12,600 for other Non-executive Directors. Non-executive Directors do not receive any other retirement benefits.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

D. Employees

At December 31, 2009, Alumina employed 11 people directly. All Alumina employees work in the corporate office in Australia. For details of the number of AWAC employees for the periods presented refer to Item 4.B.(iv) “Employees”.

E. Share Ownership

Alumina Limited does not have any option plans available to non-executive Directors, executives and senior managers (including executive Directors) or employees (other than the ESP under which the Performance Rights are provided to Senior Executives).

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

The value per performance right is independently calculated by Mercer Finance and Risk Consulting using the assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model which allows the incorporation of the hurdles that must be met before the performance rights vest.

Set out below are the assumptions made for the performance rights granted on 13 January 2009:

Share Price at Valuation date	$1.236
Risk Free rate	2.96%
Dividend Yield (2010-2012)	2.0%
Volatility	51%

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Set out below are summaries of performance rights granted under the Plan:

2009

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number		Vested during the year Number	Expired during the year Number	Balance at end of the year Number
25/1/2006	7/12/2008	44,325	—		—	(44,325)	—
29/1/2007	4/12/2009	95,550	—		—	(54,300)	41,250
8/2/2008	4/12/2010	70,700	—		—	(39,000)	31,700
13/1/2009	30/11/2011	—	528,500	[1]	—	(176,000)	352,500

Total		210,575	528,500		—	(313,625)	425,450

1 Fair value per performance right at grant date was $3.02

2008
Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number		Vested during the year Number	Expired during the year Number	Balance at end of the year Number
25/1/2005	16/12/2007	51,425	—		—	(51,425)	—
25/1/2006	7/12/2008	191,850	—		—	(147,525)	44,325
29/1/2007	4/12/2009	211,450	—		—	(115,900)	95,550
8/2/2008	4/12/2010	—	158,800		—	(88,100)	70,700

Total		454,725	158,800		—	(402,950)	210,575

Short-Term Incentive Equity Plan

For the STI payments attributable to 2007 performance, the Company operated a short term equity conversion plan (“STI Equity Plan”) for senior executives and other eligible employees. Under the STI Equity Plan, participants may elect to apply all or a portion of their short-term incentive to the acquisition of Company shares (which are purchased on market), with all costs of acquisition being borne by the participant. In addition, to the extent an eligible employee elects to acquire Company shares under the STI Equity Plan, they will, upon continuing to be employed by the Company for three years from the date of acquiring shares under the STI Equity Plan, receive additional Company shares equal to:

i.	50 per cent of their Company shares acquired (“Matching Shares”) and

ii.	shares equal to the amount of dividends that would have been paid on the Matching Shares if they had been acquired at the same time as the initial shares (“Dividend Equivalent Shares”). This Plan has ceased from January 1, 2008. The STI Equity Plan did not apply to STI payments for the 2009 year.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Shareholdings

The numbers of shares in the company held during the financial year by each director of Alumina Limited and the key management personnel of the company and consolidated entity, including their personally-related entities, are set out below.

2009	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year[2]	Balance at the end of the year
Name
Directors of Alumina Limited
Ordinary shares
D M Morley	545,516	—	406,154	951,670
P A F Hay	60,519	—	52,079	112,598
R J McNeilly	53,443	—	61,702	115,145
J Pizzey	23,449	—	35,848	59,297
J Bevan	108,360	—	247,020	355,380
J Downes	—	—	174,350	174,350
K A Dean [1]	22,403	—	—	n/a

1 Mr Dean retired from the Company on 28 February 2009. His shareholding is of that date.
[2] All directors took up their entitlement under the non-renounceable rights issue lodged with the Australian Securities and Investments Commission on 30 April 2009.

Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	46,863	—	72,441	119,304

2008	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year[3]	Balance at the end of the year
Name
Directors of Alumina Limited
Ordinary shares
D M Morley	425,183	—	120,333	545,516
P A F Hay	42,890	—	16,951	59,841
R J McNeilly	35,624	—	17,819	53,443
M R Rayner [1]	32,945	—	2,411	35,356
J Pizzey	13,217	—	10,232	23,449
J Bevan	—	—	108,360	108,360
J Marlay [2]	98,338	—	1,065	99,403
K A Dean	9,741	—	12,662	22,403

1 Mr Rayner resigned as a non-executive director on 1 May 2008.
2 Mr Marlay resigned from the Company on 16 June 2008.
[3] All directors took up their entitlement under the rights issue lodged with the Australian Securities and Investments Commission on 1 September 2008.

Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	33,147	—	13,716	46,863

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The issued capital of Alumina is currently constituted by one class of registrable voting securities being ordinary shares.

As at March 31, 2010, Alumina had on issue 2,440,196,187 fully paid ordinary shares.

Alumina is not directly or indirectly owned or controlled by another corporation, any foreign government or any person.

The following table sets forth, as at March 31, 2010, information in respect of:

(i)	any person who is known to Alumina to be the registered owner of more than 5% of any class of its voting securities; and

(ii)	the total amount of any class of its voting securities owned by the Directors and Executive General Managers of Alumina as a group.

Title of class	Identity of person or group	Amount owned	% of class
Fully paid Ordinary Shares	National Nominees Ltd	499,348,183	20.46

	HSBC Custody Nominees (Aust) Limited	450,396,614	18.46

	J P Morgan Nominees Australia Ltd	403,707,801	16.54

	ANZ Nominees Limited	175,460,140	7.19

Fully paid Ordinary Shares(1)	Directors and Executive officers of Alumina as a group	1,896,152	0.08

(1)	Includes Alumina’s ADS’s

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The nominee companies listed in the previous table hold these fully paid Ordinary Shares on behalf of numerous beneficial owners. Beneficial owners known to have owned more than 5% of the issued and outstanding fully-paid ordinary shares are listed below. Their history of significant changes over the last three years is outlined below:

Beneficial Owner	Date	Number of Shares	% Shareholding
BlackRock Investment Management (Australia) Limited	12/02/2009	155,971,454	6.39%

Ausbil Dexia Limited	03/02/2010	124,673,662	5.11%

Franklin Resources Inc. and its affiliates	05/14/2009	127,932,045	5.81%
	03/20/2009	104,006,012	7.12%
	06/10/2008	70,439,925	6.11%
	04/16/2008	58,170,736	5.05%

All fully paid shareholders have the same voting rights as any other fully paid shareholder. There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of Alumina.

As at March 31, 2010, 668,145 Alumina fully paid Ordinary Shares were registered in the name of 232 residents of the United States and represented approximately 0.03% of the total number of Alumina fully paid ordinary shares issued and outstanding. As at March 31, 2010, 32,600,042 Alumina ADRs were outstanding (representing 130,400,168 Alumina fully paid ordinary shares) and were registered in the name of 270 residents of the United States and represented approximately 5.34% of the total number of fully paid ordinary shares issued and outstanding.

B. Related Party Transactions

Loans to directors

No loans were provided in 2009 or 2008, and no balances remain outstanding at 2009 or 2008.

Shareholding transactions of directors

Alumina’s directors are also shareholders of the company and as such, they may purchase or sell Alumina’s shares.

Where directors have purchased or sold shares they have done so on normal commercial terms, on conditions no more favorable than those available to other shareholders.

Non-executive directors participated in a share plan that required that directors allocate a minimum of 10 per cent of their annual fees to acquiring shares in the Company. Those shares are purchased on-market on behalf of the directors. Shares were not allocated on performance but in lieu of receiving cash remuneration. Non-executive directors have the option to increase, above the minimum, the proportion of their remuneration they receive as shares. There were no discounts provided to directors for the acquisition of shares under the plan. All costs associated with acquiring shares are borne by the director.

During 2009, new legislation was introduced that altered the taxation treatment of shares acquired under Non-executive Director Share Plans. Following a review of the effect of the new tax rules, a decision was made to terminate the Non-executive Director Share Plan that had required Non-executive directors to each purchase shares in Alumina Limited equivalent to a minimum value of 10 per cent of their annual fees.

The directors reaffirmed the Company Policy that required them to hold shares equal to, or greater than, one year’s annual fees by the expiry of their first term as a Director.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

	2009	2008
*	Number of Alumina Limited shares
The aggregate number of vested shares granted to executives through participation in the Alumina Employee Share Plan was:	—	—

Details of shares and share options held by directors of the parent entity or their director-related entities at period end are as follows:
- fully paid shares	1,774,588	813,012

*	Individual directors beneficially own less than 1% of total ordinary shares outstanding, the only class of shares issued by Alumina Limited.

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

Other Related Parties

On November 19, 2008, Alumina Finance Limited (“Lender”), a wholly-owned subsidiary of Alumina Limited, along with Aluminio Espanol S.A. (“Lender”) entered into a Revolving Credit Facility Agreement with Alumina Espanola S.A. (“Borrower”), an entity which forms part of AWAC. In April 2009, Alumina Limited also became a party to the Revolving Credit Facility Agreement as a Lender to the Borrower. The lenders from time to time will lend to the Borrower amounts up to a maximum outstanding principal not to exceed Euro 150,000,000 for the purpose of funding the Borrower’s alumina refinery operating needs. During 2009, the lenders advanced a total of Euro 68,847,921 (A$120,183,882) to the Borrower. Monies advanced under this facility were returned to Alumina Limited and Alumina Finance Limited in September 2009 and December 2009. At 31 December 2009 there were no loans outstanding.

Alcoa of Australia Limited, an associated entity forming part of AWAC, advanced a total of US$34,800,000 (A$50,810,850) to Alumina Limited in December 2008. These funds were used by Alumina Limited to fund the remaining 2008 funding requirements for AWAC’s investment in Brazil. The loan was repaid in January 2009.

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

The Mabo decision also recognized that native title could be extinguished (removed) prior to the enactment of the Racial Discrimination Act 1975 (Cth) (October 31, 1975) by government legislation or inconsistent executive action. In response to the Mabo decision, the Commonwealth Government enacted the Native Title Act, 1993 (Cth) (“NTA”) which validated acts done and granted by it prior to January 1, 1994 (“past acts”) and allowed the States and Territories to enact their own validation legislation. Subsequent amendments also validated grants (“intermediate period acts”) made by the Commonwealth (and allowed the States and Territories to enact similar legislation) relating to certain grants up to December 23, 1996. The NTA also created the National Native Title Tribunal, responsible for mediation of native title claims and the administration of certain procedures under the NTA. Finally, the NTA specifies the conditions to be satisfied and the procedures to be followed in order for acts done after January 1, 1994 (“future acts”) to be valid with respect to native title.

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

In August 2002, the High Court handed down its decision in the State of Western Australia v Ward (2002) 213 CLR 1 (“Ward”). The Court found, among other things, that native title can be categorized as a “ bundle of rights”, that there could be partial extinguishment of native title rights and that Western Australian and Northern Territory mining and petroleum legislation extinguishes all native title rights that may have existed over minerals and petroleum in Western Australia and Northern Territory. The High Court also held that a mining lease under the relevant Western Australian legislation extinguished any native title right to control access to land, or to be asked permission to use, or have access to, land but does not necessarily extinguish all native title rights. This decision, which provides some clarity about the impact of native title on pastoral leases and mining leases in Western Australia and the Northern Territory is significant to Alcoa of Australia Limited because its operations are in Western Australia. However, the decision also leaves many issues to be decided on a case by case basis.

There are current native title claims awaiting determination in the Federal Court of Australia over areas that include Alcoa of Australia Limited’s Special Mining Lease MLISA (Western Australia) (“the Alcoa Lease”). The native title claim which includes a portion of the conveyor associated with Alcoa’s 45% interest in the Portland Smelter (Victoria) has been determined.

FINANCIAL INFORMATION

(a) Western Australia

Alcoa of Australia Limited’s operations fall within the Gnaala Karla Booja native title claim (Federal Court file number WAD6274/98), which is yet to be determined and the Combined Single Noongar claim (WAD6006/03).

These claims include Alcoa of Australia Limited’s Special Mining Lease MLISA (Western Australia) (“the Alcoa Lease”). However, as a result of the Ward decision, the potential exposure of Alcoa of Australia Limited to this claim is significantly reduced by the High Court’s finding that any native title right in minerals (if it could be established on the evidence) has been extinguished.

(b) Victoria

Alcoa of Australia Limited’s interest in Portland Smelter falls within the two of the Gunditjmara native title claims, namely Gunditjmara #1 (VID6004/98) and Gunditjmara #2 (VID655/06). In March 2007, these two claims were heard together and, in combination, were further split into Part A and Part B areas pursuant to Orders of Justice North on January 18, 2007. The claims in respect of Part A were determined by consent in March 2007.

The Portland Smelter is situated on a freehold title and all validly granted freehold titles were excluded from the claim. Part A of the claims only affected a small portion of the land on which the Portland Conveyor is situated pursuant to a Conveyor Licence Agreement. Native title was determined to subsist in a part of that land. The Gunditjmara native title consist of non-exclusive rights to access, enjoy, camp on or take resources from the relevant part of that land where native title subsists.

Alcoa of Australia Limited has remained a party to Part B of the claims while it reviews its interest in a powerline easement that crosses over part of the claimed areas.

(c) General

While native title does and may still exist in the above Western Australian and Victorian claim areas, all valid grants of tenure over those years will prevail to the extent of any inconsistency. The validity of Alcoa of Australia Limited’s tenure has not been challenged and Alcoa of Australia Limited does not know of any basis upon which such tenure may be found invalid. Accordingly, Alcoa of Australia Limited is entitled to continue its operations not withstanding any native title rights and interests subsisting in those areas.

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

FINANCIAL INFORMATION

As previously reported, in September 1998, Hurricane Georges struck the U.S. Virgin Islands, including the St. Croix Alumina, L.L.C. (SCA) facility on the island of St. Croix. The wind and rain associated with the hurricane caused material at the location to be blown into neighbouring residential areas. Various cleanup and remediation efforts were undertaken by or on behalf of SCA. A Notice of Violation was issued by the Division of Environmental Protection (DEP), of the Department of Planning and Natural Resources (DPNR) of the Virgin Islands Government, and has been contested by the company. A civil suit was commenced in the Territorial Court of the Virgin Islands by certain residents of St. Croix in February 1999 seeking compensatory and punitive damages and injunctive relief for alleged personal injuries and property damages associated with “bauxite or red dust” from the SCA facility. The suit, which has been removed to the District Court of the Virgin Islands (the “Court”), names SCA, Alcoa Inc., and Glencore Ltd. as defendants, and, in August 2000, was accorded class action treatment. The class is defined to include persons in various defined neighbourhoods who “suffered damages and/or injuries as a result of exposure during and after Hurricane Georges to red dust and red mud blown during Hurricane Georges.” All of the defendants have denied liability, and discovery and other pre-trial proceedings have been underway since 1999. In October 2003, the defendants received plaintiffs’ expert reports. These reports also claim that the material blown during Hurricane Georges consisted of bauxite and red mud, and contained crystalline silica, chromium, and other substances. The reports further claim, among other things, that the population of the six subject neighbourhoods as of the 2000 census (a total of 3,730 people) has been exposed to toxic substances through the fault of the defendants, and hence will be able to show entitlement to lifetime medical monitoring as well as other compensatory and punitive relief. These opinions have been contested by the defendants’ expert reports, that state, among other things, that plaintiffs were not exposed to the substances alleged and that in any event the level of alleged exposure does not justify lifetime medical monitoring. In August 2005, Alcoa Inc. and SCA moved to decertify the plaintiff class, and in March 2006, the assigned magistrate judge issued a recommendation that class certification be maintained for liability issues only, and that the class be decertified after liability issues have been resolved. This recommendation has been adopted by the assigned district judge. Alcoa Inc. and SCA have turned over this matter to their insurance carriers who are providing a defence. Glencore Ltd. is jointly defending the case with Alcoa and SCA and has a pending motion to dismiss. On June 3, 2008, the Court granted defendants’ joint motion to decertify the class of plaintiffs, and simultaneously granted in part and denied in part plaintiffs’ motion for certification of a new class. Under the new certification order, there is no class as to the personal injury, property damage, or punitive damages claims. (The named plaintiffs had previously dropped their claims for medical monitoring during the course of the briefing of the certification motions.) The Court did certify a new class as to the claim of on-going nuisance, insofar as plaintiffs seek cleanup, abatement, or removal of the red mud currently present at the facility. The Court expressly denied certification of a class as to any claims for remediation or clean up of any area outside the facility (including plaintiffs’ property). The new class may seek only injunctive relief rather than monetary damages. Named plaintiffs, however, may continue to prosecute their claims for personal injury, property damage, and punitive damages. On May 15, 2009, defendants filed a motion for summary judgement on the class plaintiffs’ sole remaining claim, which sought injunctive relief. On May 22, 2009, defendants filed a motion for summary judgement on the named plaintiffs’ claims for personal injury, property damage, and punitive damages. On August 28, 2009, the Court dismissed the named plaintiffs’ claims for personal injury and punitive damages, and denied the motion with respect to their property damage claims. On September 25, 2009, the Court granted defendants’ motion for summary judgement on the plaintiffs claim for injunctive relief. On October 29, 2009, plaintiffs appealed the Court’s summary judgement order dismissing the claim for injunctive relief at the U.S. Court of Appeals for the Third Circuit. On November 24, 2009, Alcoa Inc. and SCA filed a motion to dismiss that appeal. The company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

FINANCIAL INFORMATION

On January 14, 2010, Alcoa was served with a complaint involving approximately 2,900 individual persons claimed to be resident of St. Croix who are alleged to have suffered personal injury or property damage from Hurricane Georges or winds blowing material from the property since the time of the hurricane. This complaint, Abednego, et al. v Alcoa, et al. was filed in the Superior Court of the Virgin Islands, St. Croix Division. The complaint names as defendants the same entities as were sued in the February 1999 action earlier described and have added as a defendant the current owner of the alumina facility property. On February 12, 2010, Alcoa Inc. and SCA removed the case to the federal court for the District of the Virgin Islands. The company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

As previously reported, in May 2005, Alcoa World Alumina LLC (AWA) and SCA were among the defendants listed in a lawsuit brought by the Commissioner of the Department of Planning and Natural Resources (DPNR), Dean Plaskett, in his capacity as Trustee for Natural Resources of the Territory of the United States Virgin Islands in the District Court of the Virgin Islands, Division of St. Croix. The complaint seeks damages for alleged injuries to natural resources caused by alleged releases from an alumina refinery facility in St. Croix that was owned by SCA from 1995 to 2002. Also listed in the lawsuit are previous and subsequent owners of the alumina refinery and the owners of an adjacent oil refinery. Claims are brought under CERCLA, U.S. Virgin Islands law, and common law. The plaintiff has not specified in the complaint the amount it seeks in damages. The defendants filed motions to dismiss 2005. In October 2007, in an effort to resolve the liability of St. Croix Renaissance Group, L.L.L.P. (SCRG) in the lawsuit, as well as any other CERCLA liability SCRG may have with respect to the facility, DPNR filed a new lawsuit against SCRG seeking the recovery of response costs under CERCLA, and the plaintiff and SCRG filed a joint Agreement and Consent Decree. The remaining defendants each filed objections to the Agreement and Consent Decree, and on October 22, 2008, the court denied entry of the Agreement and Consent Decree. On October 31, 2008, the court ruled on the motions to dismiss that were submitted by all defendants in 2005. The court dismissed two counts from the complaint (common law trespass and V.I. Water Pollution Control Act), but denied the motions with regard to the other six counts (CERCLA, V.I. Oil Spill Prevention and Pollution Control Act, and common law strict liability, negligence, negligence per se and nuisance). The court also ruled that the Virgin Islands Government was the proper plaintiff for the territorial law claims and required re-filing of the complaint by the proper parties, which was done on November 18, 2008. The plaintiffs subsequently moved to amend their complaint further, were granted leave by the court to do so, and filed an amended complaint on July 30, 2009. AWA and SCA filed an answer, counterclaim and cross-claim against SCRG in response to the amended complaint on August 17, 2009. In response to the plaintiffs’ amended complaint, the other former owners of the alumina refinery filed answers, counterclaims, and cross-claims against SCRG and certain agencies of the Virgin Islands Government. Each defendant except SCRG filed a partial motion for summary judgement seeking dismissal of CERCLA cause of action on statue of limitations grounds during July 2009. Following a four-month discovery period, plaintiff Commissioner responded to the motions for summary judgement on December 31, 2009. Defendants filed their reply briefs on January 20, 2010. At this stage of the proceeding, the Company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

FINANCIAL INFORMATION

As noted above, in October 2007, the commissioner of DPNR filed a CERCLA cost recovery suit against SCRG. After the court denied entry of the Agreement and Consent Decree in October 2008, the cost recovery case lay dormant until May 2009, when SCRG filed a third-part complaint for contribution and other relief against several third-party defendants, including AWA and SCA. SCRG filed an amended third-party complaint on August 31, 2009, and served it on third-party defendants in mid-September 2009. AWA and SCA filed their answer to the amended third-party complaint on October 30, 2009. On January 29, 2010, the court granted plaintiff’s motion. Responsive pleadings were due on February 19, 2010. Fact discovery in the case has begun. At this stage of the proceeding, the Company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

As previously reported, in December 2006, SCA was sued by the Commissioner of DPNR, U.S. Virgin Islands, in the Superior Court of the Virgin Islands, Division of St. Croix. The plaintiff alleges violations of the Coastal Zone Management Act and a construction permit issued thereunder. The complaint seeks a civil fine of $10,000 under the Coastal Zone Management Act, civil penalties of $10,000 per day for alleged intentional and knowing violations of the Coastal Zone Management Act, exemplary damages, costs, interest and attorney’s fees, and “other such amounts as may be just and proper.” SCA responded to the complaint on February 2, 2007 by filing an answer and motion to disqualify DPNR’s private attorney. The parties fully briefed the motion and are awaiting a decision from the court. At this stage of the proceeding, the Company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

As previously reported, in December 2006, SCA, along with unaffiliated prior and subsequent owners, were sued by the Commissioner of the DPNR, U.S. Virgin Islands, in the Superior Court of the Virgin Islands, Division of St. Croix. This second suit alleges violations by the defendants of certain permits and environmental statutes said to apply to the facility. The complaint seeks the completion of certain actions regarding the facility, a civil fine from each defendant of $10,000 under the Coastal Zone Management Act, civil penalties of $50,000 per day for each alleged violation of the Water Pollution Control Act, $10,000 per day for alleged intentional and knowing violations of the Coastal Zone Management Act, exemplary damages, costs, interest and attorney’s fees, and “other such amounts as may be just and proper.” SCA responded to the complaint on February 2, 2007 by filing an answer and motion to disqualify DPNR’s private attorney. The parties fully briefed the motion and are awaiting a decision from the court. In October 2007, plaintiff and defendant SCRG entered into a settlement agreement resolving claims against SCRG. Plaintiff filed a notice of dismissal with the court, and the court entered an order dismissing SCRG on November 2, 2007. SCA objected to the dismissal and requested that the court withdraw its order, and the parties have briefed SCA’s objection and request. A decision from the court is pending. On November 10, 2007, SCA filed a motion for summary judgment seeking dismissal of all claims in the case. The parties completed briefing of the motion in January 2008. A decision from the court is pending. At this stage of the proceeding, the Company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

As previously reported, on February 27, 2008 Alcoa Inc. received notice that Aluminium Bahrain B.S.C. (Alba) had filed suit against Alcoa Inc. and Alcoa World Alumina LLC (collectively, “Alcoa”), and others, in the U.S. District Court for the Western District of Pennsylvania (the “Court”), Civil Action number 08-299, styled Aluminium Bahrain B.S.C. v. Alcoa Inc., Alcoa World Alumina LLC, William Rice, and Victor Phillip Dahdaleh. The complaint alleges that certain Alcoa entities and their agents, including Victor Phillip Dahdaleh, have engaged in a conspiracy over a period of 15 years to defraud Alba. The complaint further alleges that Alcoa and its employees or agents (1) illegally bribed officials of the government of Bahrain and (or) officers of Alba in order to force Alba to purchase alumina at excessively high prices, (2) illegally bribed officials of the government of Bahrain and (or) officers of Alba and issued threats in order to pressure Alba to enter into an agreement by which Alcoa would purchase an equity interest in Alba, and (3) assigned portions of existing supply contracts between Alcoa and Alba for the sole purpose of facilitating alleged bribes and unlawful commissions. The complaint alleges that Alcoa and the other defendants violated the Racketeer Influenced and Corrupt Organizations Act (RICO) and committed fraud. Alba’s complaint seeks compensatory, consequential, exemplary, and punitive damages, rescission of the 2005 alumina supply contract, and attorneys’ fees and costs. Alba seeks treble damages with respect to its RICO claims.

FINANCIAL INFORMATION

On July 21, 2008, the Teamsters Local #500 Severance Fund and the South eastern Pennsylvania Transportation Authority filed a shareholder derivative suit in the civil division of the Court of Common Pleas of Allegheny County, Pennsylvania against certain officers and directors of Alcoa claiming breach of fiduciary duty, gross mismanagement, and other violations. This derivative action stems from the previously disclosed civil litigation brought by Alba against Alcoa, Alcoa World Alumina LLC, Victor Phillip Dahdaleh, and others, and subsequent investigation of Alcoa by the DOJ and the SEC with respect to Alba’s claims. This derivative action claims that the defendants caused or failed to prevent the matters alleged in the Alba lawsuit. The director defendants filed a motion to dismiss on November 21, 2008. On September 3, 2009, a hearing was held on Alcoa’s motion and, on October 12, 2009, the court issued its order denying Alcoa’s motion to dismiss but finding that a derivative action during the conduct of the DOJ investigation and pendency of the underlying complaint by Alba would be contrary to the interest of shareholders and, therefore, stayed the case until further order of the court. This derivative action is in its preliminary stages and the company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

On March 6, 2009, the Philadelphia Gas Works Retirement Fund filed a shareholder derivative suit in the civil division of the Court of Common Pleas of Philadelphia County, Pennsylvania. This action was brought against certain officers and directors of Alcoa claiming breach of fiduciary duty and other violations and is based on the allegations made in the previously disclosed civil litigation brought by Alba against Alcoa, Alcoa World Alumina LLC, Victor Phillip Dahdaleh, and others, and the subsequent investigation of Alcoa by the DOJ and The SEC with respect to Alba’s claims. The derivative action claims that the defendants caused or failed to prevent the conduct alleged in the Alba lawsuit. On August 7, 2009, the director and officer defendants filed an unopposed motion to coordinate the case with the Teamsters Local #500 suit in Allegheny County Common Pleas Court. The Allegheny County court issued its order consolidating the case on September 18, 2009. This derivative action is in its preliminary stages and the company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

On February 26, 2008, Alcoa Inc. advised the U.S. Department of Justice (DOJ) and the Securities and Exchange Commission (SEC) that it had recently become aware of these claims, had already begun an internal investigation, and intended to cooperate fully in any investigation that the DOJ or the SEC may commence. On March 17, 2008, the DOJ notified Alcoa Inc. that it had opened a formal investigation and Alcoa Inc. has been cooperating with the government. In response to a motion filed by the DOJ on March 27, 2008, the Court ordered the suit filed by Alba to be administratively closed and that all discovery be stayed to allow the DOJ to fully conduct an investigation without the interference and distraction of ongoing civil litigation. The Court further ordered that the case will be reopened at the close of the DOJ’s investigation. The Company understands that Alcoa Inc. is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss. No member of the Group, nor any of its employees, are defendants in the litigation.

As previously reported, on December 8, 2008, Alcoa of Australia Limited (AofA), received a notice of prosecution in connection with a dust event that allegedly occurred on May 14, 2006 near AofA’s Wagerup alumina refinery’s residue storage areas. The prosecution was purported to be undertaken pursuant to section 49(2) of the Environmental Protection Act 1986 (Western Australia) (the “Act”) which provides that a person who, with criminal negligence, causes or allows pollution to be caused, commits an offense. The maximum potential penalty under the original charge was $1,000,000 (AUD). On July 23, 2009, AofA entered a plea of “not guilty” to the charge of causing pollution with criminal negligence. Subsequently, on November 24, 2009, the government amended the charge to remove the allegations of criminal negligence and instead now alleges that Alcoa has “allowed pollution to be caused” in violation of section 49(3) of the Act. The maximum potential penalty under the amended charge is $500,000 (AUD). Alco has maintained its plea of “not guilty” to the amended charge, and the trial in this matter is scheduled to commence on August 16, 2010. This litigation is in its preliminary stages and the company is unable to reasonably predict an outcome.

In December 2009, information was received that a lawsuit had been filed by the public prosecutors of the State of Para in Brazil. The claims in the suit appear to call into question the validity of the Juruti licensing process and operating license. It is believed that the public prosecutors seek suspension of the operating license issued by the State of Para Environmental Agency, costs to remedy alleged damage and monetary fines. This proceeding is in its preliminary stage and the company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

Starting in June 2009, a series of cases were brought against Alcoa Inc, in the Court of Common Pleas in Allegheny County, Pennsylvania. These cases, lodged on behalf of more than 200 plaintiffs, each alleged that Alcoa of Australia Limited’s refineries in Western Australia were causing emissions that were injuring residents of communities in the neighbouring areas to the refineries. Alcoa Inc. removed the cases from the Pennsylvania state court to the United States District Court in Pittsburgh and shortly thereafter filed several motions to dismiss the cases on the basis, among other things, that the United States was not the proper forum for litigating these claims. In March 2010, the Court granted Alcoa’s motion, and dismissed the Plaintiffs’ claims. In April 2010, they appealed the Court’s decision.

FINANCIAL INFORMATION

Other Financial Information

Dividend Policy

A fully franked final 2009 dividend of 2 cents per share was paid in March 2010. No dividend was paid to shareholders during 2009. The Board’s decision not to declare dividends during 2009 was taken to preserve cash and was consistent with other cash conservation measures implemented by Alumina Limited. The Board’s policy is to review dividend payments at each half year in light of the current and expected business conditions.

Financing and Corporate Items

Net financing and corporate expenses for the year ended December 31, 2009 totalled A$31.6 million compared to A$72.4 million for the year ended December 31, 2008. The principal components were:

	Year Ended December 31, 2009	Year Ended December 31, 2008
Interest (received) / (receivable)	(5.4)	(3.5)
Interest paid / payable	38.9	48.8
Corporate expenditure	13.1	19.2
Net (gain)/loss on Brazilian Real denominated financial instruments	(15.0)	7.9

Net interest charged to profit was A$33.5 million for the year ended December 31, 2009 compared to A$45.3 million for the year ended December 31, 2008, due to lower debt levels after an equity raising and lower LIBOR. Fees for committed debts facilities increased with the commencement of new contracts.

B. Significant Changes

The improvement in demand for aluminium has seen spot prices for alumina rise. AWAC’s alumina prices rose 15% in the fourth quarter of 2009, due not only to higher aluminium pricing, but also due to a higher proportion of short-term and spot sales.

The outlook for aluminium demand globally is a 10% increase above 2009 levels by the end of 2010. This is still below 2008 levels. China is expected to provide the majority of the growth, with recovery outside China only moderate.

The pricing of alumina is expected to improve over average 2009 levels, not just due to the improvement in aluminium prices, but also because higher spot prices are driving new contract prices higher, resulting in a greater convergence of contract and spot pricing.

AWAC alumina production is forecast to grow by around 2 million tonnes in 2010.

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

		Ordinary Shares		American Depositary Shares
Period		A$ High	A$ Low	US$ High	US$ Low
Month Ended March 31, 2010		1.74	1.57	6.51	5.53
Month Ended February 29, 2010		1.67	1.50	6.15	5.18
Month Ended January 31, 2010		2.06	1.54	7.74	5.45
Month Ended December 31, 2009		1.84	1.54	6.69	5.50

Year Ended December 31, 2009	First Quarter	1.42	0.73	5.05	2.15
	Second Quarter	1.72	1.12	5.93	3.38
	Third Quarter	1.91	1.29	6.74	3.91
	Fourth Quarter	1.93	1.53	7.10	5.50

Year Ended December 31, 2008	First Quarter	6.51	4.50	24.26	15.86
	Second Quarter	6.75	4.61	25.36	18.00
	Third Quarter	4.98	2.92	18.43	8.25
	Fourth Quarter	3.25	0.98	11.21	2.39

Year Ended December 31, 2007	First Quarter	7.45	6.07	23.82	18.75
	Second Quarter	8.10	7.03	28.02	23.00
	Third Quarter	8.88	5.90	32.85	18.21
	Fourth Quarter	7.33	5.89	26.10	20.05

Year Ended December 31, 2006	First Quarter	8.01	6.46	23.97	19.01
	Second Quarter	8.15	6.05	25.04	17.87
	Third Quarter	7.25	5.83	21.60	17.63
	Fourth Quarter	6.94	5.96	21.20	17.51

Year Ended December 31, 2005	First Quarter	6.37	5.65	20.31	17.81
	Second Quarter	6.20	5.29	19.06	15.99
	Third Quarter	6.28	5.42	19.43	16.72
	Fourth Quarter	7.47	5.47	22.23	17.01

The closing price of Alumina’s fully paid Ordinary Shares on December 31, 2009 was A$1.84 and on March 31, 2010 was A$1.725. The closing price of Alumina’s ADRs on December 31, 2009 was US$6.55 and on March 31, 2010 was US$6.26.

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

American Depositary Shares

In the United States, American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) represent fully paid ordinary shares of Alumina. Each ADR represents four fully paid ordinary shares. The ADRs are issued pursuant to a Deposit Agreement, dated October 6, 1989, as amended and restated on December 4, 2002 and January 17, 2008 between Alumina and the Depositary. On January 2, 1990, trading of Alumina’s ADSs commenced on the NYSE under the symbol “WMC”. WMC’s ADSs ceased trading on the NYSE on December 3, 2002 and recommenced trading on December 4, 2002 under the name of WMC Resources Ltd (“WMC”) and Alumina Limited (“AWC”).

As at March 31, 2010, 668,145 Alumina fully paid ordinary shares were registered in the name of 232 residents of the United States and represented approximately 0.03% of the total number of Alumina fully paid ordinary shares issued and outstanding. As at March 31, 2010, 32,600,042 Alumina ADRs were outstanding (representing 130,400,168 Alumina fully paid ordinary shares) and were registered in the name of 270 residents of the United States and represented approximately 5.34% of the total number of fully paid ordinary shares issued and outstanding.

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

A director may not hold office for a continuous period in excess of three years or past the third Annual General Meeting following the director’s appointment, whichever is the longer, without submitting for election or re-election. If no director would otherwise be required to submit for election or re-election but the Listing Rules require that an election of directors be held, the director to retire at the Annual General Meeting is the director who has been longest in office since their last election. Where the longest serving directors were elected on the same day the, absent agreement, the director to retire is determined by ballot (rule 47(a)).

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

However, the rights of non-resident or foreign shareholders to hold or exercise voting rights on Alumina’s securities are subject to the Foreign Acquisitions and Takeovers Act 1975 of the Commonwealth of Australia. The Treasurer of the Australian Federal Government has the power to prohibit the acquisition of a controlling interest in any Australian company by a foreign person or foreign persons, if the Treasurer is of the opinion that the acquisition would be contrary to the national interest. For this purpose, a shareholding of 15% or more held by a single foreign person or 40% or more held by two or more foreign persons is deemed to constitute a controlling interest. The notion of a controlling interest is not restricted to actual shareholdings or voting power but includes potential voting power (i.e. voting power that may come into existence into the future) and rights to be issued shares in future such as options and convertible notes.

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

ADDITIONAL INFORMATION

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

D. Exchange Controls

The Banking (Foreign Exchange) Regulations 1959 (Cth) and other Australian legislation and regulations control the import and export of capital and remittance of payments involving non-residents of Australia. Alumina is not generally restricted from receiving funds into or transferring funds from Australia to the credit of non-residents of Australia but in certain cases is required to:

(i)	withhold Australian taxes;

(ii)	obtain the Reserve Bank of Australia’s authority to take or send out of Australia any Australian or foreign currency;

(iii)	obtain the Reserve Bank of Australia’s authority to place any sum in Australia to the credit of, or make any payment in Australia to, by order of or on behalf of a person who is not a resident of Australia; or

(iv)	lodge a report of the transaction details.

Under the Banking (Foreign Exchange) Regulations 1959 (Cth) , the Reserve Bank of Australia has the power to make directions prohibiting persons from entering into certain transactions in respect of foreign currency. Under the directions currently in force, Alumina must not:

•	on its own or on behalf of another person, buy, borrow, sell, lend or exchange foreign currency in Australia or otherwise deal with foreign currency in any other way in Australia;

•	on its own or on behalf of another person, buy, borrow, sell, lend or exchange foreign currency outside Australia, or otherwise deal with foreign currency in any other way outside Australia; or

•

be a party to a transaction, being a transaction that takes place in whole or in part in Australia or to which a resident of Australia is a party, that has the effect of or involves a purchase, borrowing, sale, loan or exchange of foreign currency, or otherwise relates to foreign currency;

where the transaction relates to the property, securities or funds owned or controlled directly or indirectly by, or otherwise relates to payments directly or indirectly to, or for the benefit of:

•

certain individuals indicted for, convicted of or subject to arrest warrants for violations of international humanitarian law in the former Federal Republic of Yugoslavia since 1991, suspected of assisting International Criminal Tribunal for the Former Yugoslavia indictees at large or associated with the Milosevic regime;

•	certain ministers and senior officials of the Government of Zimbabwe including senior management officials of state owned companies;

•	certain entities or individuals associated with the Democratic People’s Republic of Korea (i.e. North Korea);

•	certain figures, sub-groups or individuals associated with the regime in Burma; or

•	certain entities or individuals suspected of contributing to Iran’s nuclear and missile programs or assisting Iran to violate its sanctions obligations.

ADDITIONAL INFORMATION

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

Under the Foreign Acquisitions Act, any acquisition or issue of shares or acquisition of rights constituting potential voting power (such as options to acquire shares or convertible notes) which would increase or alter beyond 15% in the case of any single foreign interest, or 40% in the case of more than one foreign interest, the controlling interest of foreign entities or persons in a corporation that carries on an Australian business is subject to review and approval by the Treasurer of the Commonwealth of Australia.

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

The Regulations apply to all individuals and entities defined by the Minister for Foreign Affairs of the Commonwealth of Australia as having met the definition established by the United Nations Security Council. That definition includes certain named individuals or entities prescribed by the United Nations Security Council as being subject to financial sanctions associated with:

•	Al Qaida (also known as the Al-Qaeda organization) including Usama bin Laden (also known as Osama bin Laden), the Taliban, or other individuals, groups or entities associated with them; or

•

Iraq, including certain named individuals or entities associated with the former Saddam Hussein, certain named senior officials of the former Iraqi regime (including members of their immediate family), and certain named entities owned or controlled by, directly or indirectly, them or others acting on their behalf or under their instruction;

•	Liberia, including former Liberian President Charles Taylor and his associates; or

•	Côte d’Ivoire, the Democratic People’s Republic of Korea, the Democratic Republic of the Congo, Iran, Lebanon, Sudan, Sierra Leone, Somalia or Eritrea.

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

Commonwealth of Australia Taxation

The dividend imputation system of company tax relieves double taxation on dividends paid by Australian resident corporations. Under this system, companies are required to identify dividends paid as either franked or unfranked dividends. Franked dividends are those paid out of profits which have borne Australian corporate tax (i.e. to which franking credits have been allocated) while unfranked dividends are paid out of untaxed profits. The Australian corporate tax rate is 30%. Franked dividends paid to non-residents are exempt from withholding tax but unfranked (or partly franked) dividends are subject to withholding tax, generally at 15% on the unfranked amount. Where income distributed represents conduit foreign income (broadly foreign income exempt from Australian tax), notwithstanding that it is unfranked, the distribution should be subject to withholding tax. Notices are provided to shareholders which specify the amount (if any) of dividend withholding tax deducted.

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

Under the provisions of the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (“the Treaty”) from July 1 2003 the withholding tax rate on dividends is 5% of the gross amount of the dividends where the beneficial corporate shareholder entitled to the dividends holds directly at least 10% of the voting power in the company. This rate is reduced to nil in certain circumstances for certain corporate beneficial shareholders who own at least 80% of the voting shares. For other shareholders the withholding tax rate will be 15% by virtue of the Treaty. As mentioned above, franked dividends will not be subject to withholding tax.

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

ADDITIONAL INFORMATION

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

Henry Review

On May 2, 2010, the Australian government announced a Resource Super Profits Tax. Details of the calculation of the tax are not final, with significant implementation issues subject to consultation with the mining industry over a period of months. Alumina Limited is unable to estimate the impact of this tax until further implementation details are finalized.

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

If a partnership holds Ordinary Shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Ordinary Shares or ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Ordinary Shares or ADS.

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

Distributions

Subject to the passive foreign investment company rules discussed below, distributions made to you on or with respect to Ordinary Shares or ADS will be treated as dividends and will be taxable as ordinary income to the extent that those distributions are made out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. You must include the gross amount of the dividend payment (including, in the case of unfranked or partially unfranked dividends, any Australian tax withheld) as income at the time you receive it, actually or constructively. Subject to the passive foreign investment company rules discussed below, to the extent that the amount of any distribution exceeds our current or accumulated earnings and profits for a taxable year, the excess will be treated as a tax-free return of capital which reduces your tax basis in the Ordinary Shares or ADS to the extent of the tax basis, and any remaining amount will be treated as capital gain. If you are a corporation you generally will not be entitled to claim a dividends received deduction with respect to distributions paid with respect to your Ordinary Shares or ADS.

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

With effect for dividends paid in taxable years beginning before January 1, 2011, the United States reduced the maximum tax rate on certain qualifying dividend distributions to 15% for non corporate U.S. persons. In order for dividends paid by foreign corporations to qualify for the reduced rates, the foreign corporation must meet certain requirements, including that it not be classified as a passive foreign investment company for United States federal income tax purposes in either the taxable year of the distribution or the preceding taxable year. As discussed further below, Alumina believes that its Ordinary Shares or ADS will not be treated as shares of a passive foreign investment company, but this conclusion is a factual determination that is made annually and thus may be subject to change.

ADDITIONAL INFORMATION

Alumina believes that dividends on ADS will qualify for these lower tax rates if the taxpayer meets the required holding period. In order for the dividends on the ADS to qualify, taxpayers must hold the ADS for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.

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

Disposition

Subject to the passive foreign investment company rules discussed below, any gain or loss you realize on the sale, exchange or other taxable disposition of Ordinary Shares or ADS will be subject to United States federal income taxation as a capital gain or loss in an amount equal to the difference between the US dollar value of the amount that you realize on that sale, exchange or other disposition and your adjusted tax basis, determined in US dollars, in the Ordinary Shares or ADS surrendered. The gain or loss will be long term capital gain or loss if your holding period for the ordinary shares or ADS is more than one year. A noncorporate U.S. person is generally taxed at preferential rates on long term capital gain. Any capital gain or loss so realized will generally be United States source gain or loss. Your ability to deduct capital losses is subject to limitations.

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

ADDITIONAL INFORMATION

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

I. Subsidiary Information

All controlled entities are wholly owned, unless otherwise indicated. Alumina’s significant subsidiaries are described in Item 4C – “Key Information – Organizational Structure”. The following is a list of all entities controlled by Alumina as of March 31, 2010.

Controlled Entities	Place of Incorporation
Alumina Finance Limited	Victoria, Australia
Alumina Holdings (USA) Inc.	Delaware, USA
Alumina International Holdings Pty. Ltd.	Victoria, Australia
Alumina Brazil Holdings Pty Ltd	Victoria, Australia
Alumina Limited Do Brasil SA	Brazil
Alumina (U.S.A.) Inc.	Delaware, USA
Butia Participaçoes SA	Brazil
Westminer Acquisition (U.K.) Limited	UK
Westminer International (U.K.) Limited	UK
Westminer (Investments) B.V. [1]	Netherlands

[1]	Currently in the process of voluntary liquidation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information about Market Risk

Continuing operations

Alumina’s policy is generally not to hedge its commodity or currency exposure other than to secure the Australian dollar value of some foreign currency bank accounts. This policy will be reviewed periodically. AWAC has previously sought to manage its exposure to both the aluminium price and the A$/US$ exchange rate through the use of derivative products. AWAC anticipates the continued requirement to sell aluminium and purchase other commodities, such as natural gas and fuel oil, for it operations. AWAC enters into futures and forward contracts to reduce volatility in the price of these commodities through 2010. AWAC is also subject to exposure from fluctuations in foreign currency exchange rates. Foreign exchange contracts may be used from time to time to hedge the variability in cash flows from the forecasted payment or receipt of currencies other than the functional currency. These contracts cover periods consistent with known or expected exposures through 2010.

During 2009, AWAC entered into forward contracts for both Aluminium price and input costs to lock in operating margins for 2010 smelter grade alumina production at the Pt Comfort and San Ciprian refineries. These contracts were in place at December 31, 2009 and will mature fully during 2010. The production covered by the margin lock is 2 million tonnes, out of expected production of 15.8 million tonnes in 2010.

During November 2008 the Company transacted a series of currency options to limit the risk of cost increases should the BRL strengthen during the remaining construction period of AWAC’s current growth projects in Brazil. All options have now expired.

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

Alumina Limited’s 2010 earnings sensitivities, based on 2009 earnings and 2009 average A$/US$ exchange rates is that each one cent movement in the average Australian dollar/US dollar exchange rate is expected to impact earnings by approximately A$9 million.

Further sensitivity analysis in relation to exchange rate risk can be found in note 2 to the Financial Report on page F-15.

Interest rate risk

Interest rate risk refers to Alumina’s exposure to movements in interest rates. Alumina is primarily exposed to interest rate risk on its outstanding interest bearing liabilities, excluding its convertible bonds, primarily determined by US$ interest rates. As the interest rates fluctuate, the amount of interest payable on debt balances where the interest rate is not fixed will also fluctuate. Sensitivity analysis in relation to interest rate risk can be found in note 2 to the Financial Report on page F-15.

Debt facilities have been diversified and maturities extended. The average maturity of funding has been extended and now includes a six and a half year amortising loan from the Brazilian National Development Bank (BNDES). The BNDES loan facility of US$296 million, which has both US$ and BR$ tranches, was drawn to US$262 million at December 31, 2009 and will be amortised from December 2010 to July 2016. The balance of the BNDES loan, US$34 million, was drawn in February 2010.

As at December 31, 2009, the Group had no short term bank debt outstanding and long term debt outstanding totalled A$644.1 million or US$577.9 million.

As at December 31, 2008, the Group had short term bank debt outstanding totaling A$360.9 million or US$250 million and long term debt outstanding totaling A$686.9 million or US$475.9 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Price Risk

A table showing the movement in the selling price of aluminium over the last five years is set out below. Sensitivity analysis in relation to commodity price risk can be found in note 2 to the Financial Report on page F-15.

AVERAGE QUARTERLY PRICES

Financial Year Ended	Aluminium London Metal Exchange US$/lb
December 31, 2005
First Quarter	0.86
Second Quarter	0.81
Third Quarter	0.84
Fourth Quarter	0.94
December 31, 2006
First Quarter	1.10
Second Quarter	1.22
Third Quarter	1.15
Fourth Quarter	1.24
December 31, 2007
First Quarter	1.25
Second Quarter	1.27
Third Quarter	1.18
Fourth Quarter	1.14
December 31, 2008
First Quarter	1.26
Second Quarter	1.36
Third Quarter	1.29
Fourth Quarter	0.86
December 31, 2009
First Quarter	0.64
Second Quarter	0.69
Third Quarter	0.83
Fourth Quarter	0.92
First Quarter 2010	0.99

As at December 31, 2009, Alumina Limited and its subsidiaries had no outstanding hedge contracts over future sales of alumina or aluminium.

Interest rate and cross-currency swaps

Alumina used Cross Currency Interest rate Swaps (CCIRS) during 2009 to manage the interest rate swap exposure between EUR and AUD on EUR denominated assets. As part of the BNDES financing, CCIRS for the whole amount of the BRL denominated tranche were used to manage the exposure to BRL interest rates over the life of the loan.

As at December 31, 2009 the only cross-currency swaps in place were in relation to the BNDES financing. The Group had no cross currency swaps in place at December 31,2008.

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

Item 12 - D.3 Depositary Fees and Charges

Alumina has appointed The Bank of New York Mellon (Depositary) as its depositary pursuant to its American Depositary Receipt (ADR) program for Alumina Limited. The ADRs are traded under the code AWC on the New York Stock Exchange and the underlying security is the Alumina Limited ordinary share on the Australian Securities Exchange. Each ADR represents four Alumina Limited ordinary shares.

Under the terms of the Deposit Agreement, dated October 6, 1989, as amended and restated on December 4, 2002 and as amended and restated as of January 17, 2008 between Alumina and the Depositary, each ADR holder may have to pay the following service fees to the Depositary:

Depositary action	Fee

•  Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•  Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

• Any cash distribution assessed for dividend payments to ADS holders	$0.005 (or less) per ADS

• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs

• Depositary services	$0.02 (or less) per ADSs per calendar year

• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	Registration or transfer fees

• Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement) • converting foreign currency to U.S. dollars	Expenses of the depositary

• Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Item 12 - D.4 Depositary Payments – Financial Year ended December 31, 2009

The Depositary reimburses Alumina Limited for certain expenses it incurs in connection with the ADR program, subject to a ceiling determined by the Depositary from time to time and agreed by Alumina Limited. The table below sets forth the types of expenses that the Depositary has agreed to reimburse, and the invoices relating to the year ended December 31, 2009 that were reimbursed:

Category of expense reimbursed to Alumina Limited	Amount reimbursed for the year ended December 31 2009 - US$
NYSE Listing Fee	$48,281
Distribution of AGM/proxy material	$54,356
Legal fees	$25,377
Printing costs in relation to SEC filings	$7,406

The Depositary has also agreed to waive certain standard fees associated with the administration of the ADS program and has paid certain expenses directly to third parties on behalf of the company. Those associated expenses are estimated to total $130,000.

Fees to be paid in the future

The Bank of New York Mellon, as depositary, has agreed to reimburse the Company for expenses they incur that are related to establishment and maintenance expenses of the ADS program.

The depositary has agreed to reimburse the Company for:

•	its continuing annual stock exchange listing fees

•

standard out-of-pocket maintenance costs for the ADRs, which consist of technology services, certain notifications, annual report and other report delivery, printing and distributing dividend remittance, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, telephone calls and other fees

•	certain investor relationship programs or special investor relations promotional activities. There are limits on the amount of expenses for which the depositary will reimburse the Company.

The depositary collects its fees for:

•	delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them

•	making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees

The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Under the supervision and with the participation of Alumina’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of Alumina’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2009. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as at December 31, 2009, in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to the Company’s management, as appropriate to allow timely decisions regarding disclosure.

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

Alumina’s management under the supervision of and with the participation of the Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of its internal control over financial reporting based on the criteria in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that Alumina’s internal control over financial reporting was effective as of December 31, 2009.

C. Attestation Report of the Registered Public Accounting Firm

Alumina’s internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears on page F-44 herein.

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board has determined that Mr Donald M Morley is an “audit committee financial expert” as required by the New York Stock Exchange listing standards. Mr Morley was not independent under New York Stock Exchange rules until October 31, 2005, three years from the end of his employment with the Company. Mr Morley is now considered independent under the independence requirements of the New York Stock Exchange corporate governance standards. Although the board of directors has determined that Mr Morley has the requisite attributes defined under the rules of the Securities and Exchange Commission, his responsibilities are the same as those of the other audit committee members. He is not an auditor or accountant, does not perform “field work” and is not a full-time employee. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert. The audit committee is responsible for oversight of management in the preparation of our financial statements and financial disclosures. The audit committee relies on the information provided by management and the independent auditors. The audit committee does not have the duty to plan or conduct audits. A copy of our Audit Committee Charter is available from our web site at www.aluminalimited.com. This link is an inactive textual link for reference only.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Summary of Fees

	A$000’s
	2009	2008
Amounts received or due and receivable by PricewaterhouseCoopers Australia:
Audit and review of the financial reports	726	923

All other fees	233	337

Amounts received or due and receivable by related practices of PricewaterhouseCoopers Australia:
Overseas taxation services	66	318

Total	1,025	1,578	[1]

[1]	Additional fees were principally incurred in relation to funding activities

Audit Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filing engagements for 2009 and 2008 are approximately A$726,000 and A$923,000 respectively.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for tax services by the principal accountant that are not related to the performance of the audit or review of Alumina’s financial statements and are not reported under Audit Fees are A$66,000 and A$318,000 in 2009 and 2008, respectively. The nature of services comprising the fees disclosed under this category is for tax compliance work in relation to Alumina’s subsidiaries incorporated in the UK and the Netherlands.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported under Audit Fees and Tax Fees are A$233,000 and A$337,000 in 2009 and 2008, respectively. The nature of services comprising the fees disclosed under this category is advice on International Financial Reporting Standards and other sundry agreed upon procedure engagements.

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

The NYSE Listing Rules, Section 303A, have a broad regime of corporate governance requirements for NYSE-listed companies. Under the NYSE Listing Rules foreign private issuers, such as Alumina Limited, are permitted to follow home country practice in lieu of the requirements of Section 303A, except for the Listing Rule relating to compliance with Rule 10A-3 of the Securities Exchange Act of 1934 and certain notification provisions contained in Section 303A of the Listing Rules. Section 303A.09 of the Listing Rules, however, requires us to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE Listing Rules. We have compared our corporate governance practices to the requirements of the Section 303A of the NYSE Listing Rules that would otherwise currently apply to foreign private issuers and note the following significant differences:

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

Financial Statements and Financial Statement Schedules

The attached financial statements and financial statement schedules, pages F1-F83, with a full index on page F2, together with the Reports of Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report and are incorporated herein by reference.

Schedule A

AWAC Combined Financial Statements and Supplementary Information December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm	F-46

Combined Balance Sheets	F-47

Combined Statements of Income	F-48

Combined Statements of Cash Flows	F-49

Combined Statements of Members’ Equity	F-50

Notes to Combined Financial Statements	F-51-F-83

ITEM 19.	EXHIBITS

Exhibit 1 – Constitution of Alumina***

Exhibit 4 – Material contracts 4.1* The Alcoa World Alumina and Chemicals (“AWAC”) Agreements (incorporated by reference to Exhibit 4 to Alumina Limited’s (formerly known as WMC Limited) Annual Report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Commission on April 4, 2002.). These Agreements comprise:

	4.1.1	Heads of Agreement, dated July 6, 1994 between Aluminum Company of America and Western Mining Corporation Holdings Limited.

	4.1.2	Charter of the Strategic Council, dated December 21, 1994 between Aluminum Company of America and Western Mining Corporation Holdings Limited.

	4.1.3	Formation Agreement, dated December 21, 1994 among Aluminum Company of America, Alcoa International Holdings Corporation, ASC Alumina Inc., Western Mining Corporation Holdings Limited, Westminer International Holdings Limited and WMC Alumina (USA) Inc.

	4.1.4	Amended and Restated Limited Liability Company Agreement of Alcoa Alumina & Chemicals, L.L.C., dated December 31, 1994 among Aluminum Company of America, ASC Alumina Inc., Westminer International Holdings Limited and WMC Alumina (USA) Inc.

	4.1.5	Loan Agreement, dated January 3, 1995 between Alcoa Alumina & Chemicals, L.L.C. and WMC Alumina (USA) Inc.

	4.1.6	Administrative and Services Agreement, dated January 1, 1995 between Alcoa Alumina & Chemicals, L.L.C. and Aluminum Company of America.

	4.1.7	AAC-ACOA Employee Services Agreement dated January 1, 1995 between Alcoa Alumina & Chemicals, L.L.C. and Aluminum Company of America.

	4.1.8	WMC-ACOA Employee Services Agreement dated January 1, 1995 between Aluminum Company of America and Western Mining Holdings Limited.

	4.1.9	Master Hedging Agreement dated December 31, 1994 among Aluminum Company of America, Alcoa of Australia Limited, Alcoa Alumina & Chemicals L.L.C., Suriname Aluminum Company L.L.C. and Alcoa Minerals of Jamaica.

	4.1.10	Assignment Agreement dated February 1, 1995 among Aluminum Company of America and Alcoa Alumina & Chemicals, L.L.C. regarding the Bauxite Contract with Compagnie des Bauxites de Guinée.

	4.1.11	Abalco Shareholders Agreement, dated March 29, 1995 among Alcoa Alumina & Chemicals, L.L.C., Alcoa Brazil Holdings Company and Westminer International (UK) Limited.

	4.1.12	**Enterprise Funding Agreement dated September 18, 2006, between Alcoa Inc., certain of its affiliates and Alumina Limited.

4.2	Demerger Deed between Alumina Limited and WMC Resources Limited dated March 5, 2003.*

4.3	Transitional Services Agreement between Alumina Limited and WMC Resources Limited dated 18 December 2002.*

4.4	Management Contracts***

Exhibit 8 – Significant Subsidiaries

Alumina Limited’s significant subsidiaries are as follows:

•

Alumina International Holdings Pty Ltd – Incorporated in Australia this company holds all entities in the Alumina Group’s AWAC joint venture (except for Alcoa of Australia Limited) through its direct and indirect interests totalling 40% in each of Alcoa World Alumina LLC, Alumina Espanola SA and Alcoa World Alumina Brasil Ltda. It is wholly owned by Alumina.

•

Alumina Finance Limited – Incorporated in Australia this company issued US$350,000,000 2% guaranteed convertible bonds due to mature in 2013 and convertible into fully paid ordinary shares in the share capital of Alumina Limited.

Exhibit 12 – Certifications

12.1	Certification by CEO, John Bevan

12.2	Certification by CFO, Judith Downes

Exhibit 13 – Certifications

13.1	Certification by CEO, John Bevan

13.2	Certification by CFO, Judith Downes

*	Previously filed as an exhibit to Alumina Limited’s Form 20-F for the year ended December 31, 2002

**	Previously filed as an exhibit to Alumina Limited’s Form 20-F for the year ended December 31, 2007

***	Previously filed as an exhibit to Alumina Limited’s Form 20-F for the year ended December 31, 2008

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

Date: May 25, 2010		/S/ JUDITH DOWNES
	Name:	Judith Downes
	Title:	Chief Financial Officer

ALUMINA LIMITED

(Australian Business Number 85 004 820 419)

AND CONTROLLED ENTITIES

U.S. FINANCIAL REPORT

AS OF AND FOR THE YEAR ENDED

31 DECEMBER 2009

Prepared in accordance with

International Financial Reporting Standards (IFRS)

as issued by the International Accounting Standards Board

Amounts are stated in Australian dollars (A$) except where noted

ALUMINA LIMITED AND CONTROLLED ENTITIES

FINANCIAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2009

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEAR ENDED 31 DECEMBER 2009

	Notes		$Million
			2009	2008	2007
Revenue from continuing operations	4		5.4	3.5	2.6
Other income	5		15.0	0.4	0.2
General and administrative expenses			(13.1)	(19.2)	(13.8)
Other expenses			—	(7.9)	—
Finance costs	6	(c)	(38.9)	(48.8)	(45.7)
Share of net profits of associates accounted for using the equity method	12	(h)	4.6	242.6	494.6

(Loss)/profit before income tax			(27.0)	170.6	437.9
Income tax credit/(expense) from continuing operations	7	(a)	1.0	(2.6)	(1.5)

(Loss)/profit for the year			(26.0)	168.0	436.4

Other comprehensive income/(loss)
Changes in the fair value of cash flow hedges			—	0.5	16.7
Exchange differences on translation of foreign operations			(461.2)	157.8	(18.8)
Income tax relating to exchange differences on translation of foreign operations			(8.5)	—	—

Other comprehensive (loss)/income for the year, net of tax			(469.7)	158.3	(2.1)

Total comprehensive (loss)/income for the year attributable to the owners of Alumina Limited			(495.7)	326.3	434.3

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company:
Basic earnings per share[1]	8		Negative 1.2c	11.3c	31.0c
Diluted earnings per share[1]	8		Negative 1.2c	11.3c	31.0c

[1]	Prior year earnings per share have been restated for the rights issue

The above statements of comprehensive income should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

BALANCE SHEETS AS AT 31 DECEMBER 2009

	Notes		$Million
			2009	2008
CURRENT ASSETS
Cash and cash equivalents	10		340.6	66.8
Derivative financial instruments			—	6.6
Receivables	11		0.1	72.7
Other assets			9.6	1.6

Total current assets			350.3	147.7

NON-CURRENT ASSETS
Investments accounted for using the equity method	12		3,555.2	3,748.6
Property, plant and equipment	13		0.2	0.2
Deferred tax assets	18		—	2.1

Total non-current assets			3,555.4	3,750.9

TOTAL ASSETS			3,905.7	3,898.6

CURRENT LIABILITIES
Payables	14		5.9	55.6
Interest-bearing liabilities	15		—	360.9
Derivative financial instruments			1.6	—
Current tax liabilities			—	0.4
Provisions	16		0.2	0.1
Other			0.9	1.6

Total current liabilities			8.6	418.6

NON-CURRENT LIABILITIES
Interest-bearing liabilities	15		644.1	686.9
Provisions	17		0.3	0.3

Total non-current liabilities			644.4	687.2

TOTAL LIABILITIES			653.0	1,105.8

NET ASSETS			3,252.7	2,792.8

EQUITY
Contributed equity	19		2,400.9	1,444.4
Treasury shares	21	(f)	(1.1)	(0.7)
Reserves:
- Group			(255.9)	214.3
- Associates			1.9	1.9
Retained profits:
- Group	21	(d)	895.2	743.6
- Associates	12	(c)	211.7	389.3

TOTAL EQUITY			3,252.7	2,792.8

The above balance sheets should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2009

	Notes		$Million
		Contributed Equity [1]	Reserves	Retained Earnings	Total
Balance as at 1 January 2007		425.1	15.3	1,314.1	1,754.5
Total comprehensive income for the year		—	(2.1)	436.4	434.3
Transactions with owners in their capacity as owners:
Share buy back		(13.9)	—	(236.2)	(250.1)
Movement in share based payments reserve		—	0.7	—	0.7
Dividends provided for or paid		—	—	(275.6)	(275.6)
Other		—	0.1	—	0.1

Balance as at 31 December 2007		411.2	14.0	1,238.7	1,663.9

Balance as at 1 January 2008		411.2	14.0	1,238.7	1,663.9
Total comprehensive income for the year		—	158.3	168.0	326.3
Transactions with owners in their capacity as owners:
Dividend Reinvestment Plan		146.5	—	—	146.5
Rights issue, net of transaction costs		886.0	—	—	886.0
Option premium on convertible bonds		—	44.7	—	44.7
Transaction costs on convertible bonds		—	(1.1)	—	(1.1)
Movement in share based payments reserve		—	0.3	—	0.3
Dividends provided for or paid		—	—	(273.8)	(273.8)

Balance as at 31 December 2008		1,443.7	216.2	1,132.9	2,792.8

Balance as at 1 January 2009		1,443.7	216.2	1,132.9	2,792.8
Total comprehensive loss for the year		—	(469.7)	(26.0)	(495.7)
Transactions with owners in their capacity as owners:
Rights issue, net of transaction costs		952.8	—	—	952.8
Tax impact of transaction costs		3.7	—	—	3.7
Movement in treasury shares		(0.4)	—	—	(0.4)
Movement in share based payments reserve		—	(0.5)	—	(0.5)

Balance as at 31 December 2009		2,399.8	(254.0)	1,106.9	3,252.7

[1]	Contributed equity includes Treasury shares

The above statements of changes in equity should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CASH FLOW STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2009

	Notes		$Million
			2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of goods and services tax)			(19.1)	(22.5)	(13.6)
GST refund received			1.9	1.6	0.8
Dividends received from associates			182.2	356.0	444.9
Interest received			3.1	3.1	2.6
Interest paid			(30.3)	(55.1)	(42.6)
Income taxes paid			(2.0)	(1.2)	(1.6)
Other			2.9	(1.8)	(1.6)

Net cash inflow from operating activities	22	(a)	138.7	280.1	388.9

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for investment in associates			(576.8)	(787.9)	(489.4)
Proceeds from return of invested capital			0.6	—	—
Proceeds from currency options			24.8	—	—
Loans to related parties			(120.2)	(70.0)	—
Loans repaid by related parties			176.8	—	—
Payments for option premium			—	(14.5)	—

Net cash outflow from investing activities			(494.8)	(872.4)	(489.4)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of shares			—	118.2	—
Proceeds from issue of convertible bonds			—	360.0	—
Proceeds from borrowings			919.9	1,257.1	632.6
Repayment of borrowings			(1,138.7)	(1,802.2)	(146.0)
Proceeds from rights issue			980.3	910.3	—
Payments for rights issue related costs			(27.2)	(22.4)	—
Loans repaid to related parties			(59.2)	—	—
Proceeds from related parties			10.5	50.8	—
Payments for purchases of buy-back shares			—	—	(250.1)
Dividends paid			—	(245.7)	(275.6)
Effects of exchange rate changes on financing activities			(39.7)	—	—

Net cash inflow/(outflow) from financing activities			645.9	626.1	(39.1)

Net increase/(decrease) in cash and cash equivalents			289.8	33.8	(139.6)
Cash and cash equivalents at the beginning of the financial year			66.8	29.1	169.0
Effects of exchange rate changes on cash and cash equivalents			(16.0)	3.9	(0.3)

Cash and cash equivalents at the end of the financial year	10	(a)	340.6	66.8	29.1

The above cash flow statements should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A BASIS OF PREPARATION

This general purpose financial report for the year ended 31 December 2009 has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and the Corporations Act 2001.

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

C INCOME TAX

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an assets or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

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

Additional withholding taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Controlled foreign entities

The results and financial position of all the Group entities and associates that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

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

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are taken to the translation reserve in shareholders’ equity. When a foreign operation is sold, a proportionate share of such exchange differences are recognised in the income statement, as part of the gain or loss on sale where applicable.

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

F RECEIVABLES

All trade debtors are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts, which in practice will equal the amounts receivable upon settlement. Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off by reducing the carrying amount directly. An allowance account (provision for impairment of trade receivables) is used when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the impairment loss is recognised in the income statement within other expenses. When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against other expenses in the income statement.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

The fair value of the liability portion of a convertible bond on initial recognition is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised basis until extinguished or conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders’ equity, net of income tax effects.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

L BORROWING COSTS

Borrowing costs comprise interest payable on borrowings calculated using the effective interest rate method. Borrowing costs incurred for the construction of any qualifying asset are capitalised during the time that it is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

(iii) Share-based payments

Share-based compensation benefits are provided to employees via the Alumina Employee Share Plan. Information relating to these schemes is set out in Note 20.

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

(iv) Superannuation

All Alumina Limited employees are members of a fund of their choice. Contributions are funded at the Superannuation Guarantee Contribution rate, currently 9 per cent of an employee’s fixed annual remuneration. Employer contributions to these funds are recognised as an operating cost.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

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

The discount rate is the yield at the balance sheet date on a combination of government and corporate bonds that have maturity dates approximating the terms of the associated entity’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the calculation results in plan assets exceeding liabilities to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

All actuarial gains and losses are recognised in earnings of the associates. Alcoa World Alumina and Chemicals (AWAC) has a small number of defined benefit schemes. The movement in future costs of retirement benefit obligations, net of investment returns, is reflected in the Group’s equity share of AWAC’s results, adjusted for IFRS.

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

Derivatives that are designated in hedge relationships

The Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

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

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Embedded Derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

Sale and purchase contracts may be considered to have financial derivative instruments embedded within them, when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the London Metal Exchange (LME) aluminium price at the time, and are considered to contain embedded derivatives. Future purchases under these contracts are marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price over the remaining terms of the contracts. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, by the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates.

Q DIVIDENDS

Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at balance date.

R EARNINGS PER SHARE

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for rights issues and bonus elements in ordinary shares issued during the year.

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

S SEGMENT REPORTING

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker has been identified as the Chief Executive Officer. Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC. The Company operates in the alumina/aluminium business through its equity interests in AWAC.

T PROVISIONS

Provisions for legal claims and service warranties are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

The amortisation or unwinding of the discount applied in establishing the net present value of provisions is charged to the income statement in each accounting period. The amortisation of the discount is shown as a financing item. Other movements in the provisions for closedown and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to lives of operations and revisions to discount rates are capitalised within fixed assets. These costs are then depreciated over the lives of the assets to which they relate.

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

V NEW ACCOUNTING STANDARDS

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2009 reporting periods. The Group’s assessment of the impact of these new standards and interpretations is set out below:

i) Revised IFRS 3 Business Combinations and Revised IAS 27 Consolidated and Separate Financial Statements

The revised standards were issued in January 2008. They are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009, and applies prospectively. The revised standard alters the manner in which business combinations are accounted for, particularly, the measurement of non-controlling interests and contingent consideration, and the accounting for acquisition-related costs. The amendments will apply to the Group’s 31 December 2010 financial statements and are not expected to have any impact on the financial statements.

ii) IFRS 9 Financial Instruments

IFRS 9 was issued in November 2009 and applies on a modified retrospective basis to annual periods beginning on or after 1 January 2013. It introduces new requirements for classifying and measuring financial assets, as follows:

•	debt instruments meeting both a ‘business model’ test and a ‘cash flow characteristics’ test are measured at amortised cost (the use of fair value is optional in some limited circumstances)

•	investments in equity instruments can be designated as ‘fair value through other comprehensive income’ with only dividends being recognised in profit or loss

•	all other instruments (including all derivatives) are measured at fair value with changes recognised in the profit or loss

•

the concept of ‘embedded derivatives’ does not apply to financial assets within the scope of the standard and the entire instrument must be classified and measured in accordance with the above guidelines.

The Group has not yet determined the potential impact of this standard.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

(i) Foreign exchange risk

Foreign exchange risk for the Group arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the Group’s or parent entity’s functional currency. As well, AWAC operates internationally and is exposed to foreign exchange risk arising from various currencies, primarily the US dollar in which most of AWAC’s sales are denominated.

The Group generally does not hedge its foreign currency exposures except through the near-term purchase of currency to meet operating requirements. During 2008 and 2009 the Group managed its foreign exchange risk partly by borrowing in US dollars to provide a hedge of its US dollar denominated assets. Foreign exchange risk from other borrowings was managed using derivative financial instruments. The Group used borrowings in Euro and EUR/AUD Cross Currency Interest Rate Swaps (CCIRS) as a hedge against Euro denominated assets during 2009. None of the Euro borrowings and associated CCIRS were outstanding at reporting date.

During 2009 the Group completed a drawdown of funding from the Brazil National Development Bank (BNDES). The funding was predominately in US dollars with the balance in Brazilian Real (BRL). To hedge the exposure to the BRL/USD exchange rate and BRL interest rates the Group entered into CCIRS for the full amount of the BRL tranche to swap the exposure back to US dollars.

Whilst the Group generally does not hedge its forecast exposures, in December 2008 the Group paid US$9.3 million for BRL Call Options to reduce its exposure to movements in the BRL/USD exchange rate arising from forecast capital expenditure on the Juruti and Alumar projects during 2009. By entering into options the Group was able to ensure that the cash capital expenditure requirements for Brazil would be partially capped during 2009.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

2. FINANCIAL RISK MANAGEMENT (continued)

The Group has a significant exposure to the US dollar. Had the Australian dollar at 31 December 2009, weakened / strengthened by 20 per cent against the US dollar, with all other variables held constant, post-tax profit for the year would have been $8.8 million higher / $14.4 million lower (2008: $4.0 million higher / $6.0 million lower), mainly as a result of foreign exchange gains/losses on translation of Alcoa of Australia’s US dollar denominated trade receivables, trade payables and the effect on the fair value of embedded derivatives in long term raw material purchase contracts. Profit is more sensitive to movements in the Australian dollar / US dollar exchange rates in 2009 than in 2008 due to the effect on the fair value of embedded derivatives in long term raw material purchase contracts. There would be no impact on equity other than from the impact on retained profits from post tax profit.

(ii) Price risk

The Group is exposed to commodity price risk through its investment in the AWAC joint venture.

The price of AWAC sales of alumina and aluminium are, in most cases, related to the price of aluminium as quoted on the London Metal Exchange at the time of the shipment. During 2009, AWAC entered forward contracts to hedge aluminium price risk for a portion of the forecast 2010 production from the Pt Comfort and San Ciprian refineries. Freight and energy costs at both refineries, plus the EUR/USD exchange rate for San Ciprian, were hedged in conjunction with the aluminium forward sales to lock in cash positive outcomes for both refineries. During 2008, AWAC did not hedge its aluminium price risk.

As at 31 December 2009, had the LME aluminium price weakened/strengthened by 20 per cent with all other variables held constant, post-tax profit for the year for the Group would have been $63.6 million lower/ $80.6 million higher (2008: $19.4 million lower/ $37.2 million higher). The sensitivity of earnings to the LME aluminium price is not linear, as it reflects the mix of AWAC sales contracts on varying terms and may vary with significant changes in the LME aluminium price.

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

When managing interest rate risk, the Group seeks to reduce the overall cost of funds. Group policy is to maintain borrowings predominately at variable rates, based on the assessed correlation of movements in interest rates to movements in the Group’s revenues. During 2009 and 2008, the Group’s borrowings were all on a variable rate basis except for the convertible bonds issued in May 2008 which bear interest at the rate of 2 per cent per annum.

The Group used CCIRS during 2009 to manage the interest rate swap exposure between EUR and AUD on EUR denominated assets. As part of the BNDES financing, CCIRS for the whole amount of the BRL denominated tranche were used to manage the exposure to BRL interest rates over the life of the loan.

Had interest rates during 2009 been 1 percentage point higher / lower than the average of 2.1 per cent, with all other variables held constant, pre-tax profit for the year would have been $2.5 million lower / higher (2008: $8.0 million lower / higher).

Additional information on the Group’s interest rate risk is shown in Note 24.

(b) CREDIT RISK

The Group has a significant concentration of credit risk to companies controlled by Alcoa Inc. This concentration is accepted as a consequence of the Group’s participation in the AWAC joint venture.

Credit risk also arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted, and exposure limits are assigned based on actual independent rating and Board approved guidelines.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

2. FINANCIAL RISK MANAGEMENT (continued)

Credit risk further arises in relation to cross guarantees given to wholly owned subsidiaries (see Note 25 for details). Such guarantees are only provided in exceptional circumstances and are subject to specific Board approval.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Group’s maximum exposure to credit risk without taking account of the value of any collateral obtained.

AWAC

The creditworthiness of all AWAC customers is assessed taking into account their financial position, past experience, country risk and other factors.

Based on this assessment and policy guidelines, the terms of sale are determined. Sales to customers of lower credit quality are made on secure terms which means title over goods is retained until payment is received or has been guaranteed by a third party of acceptable credit quality. The Group does not hold any collateral as security from customers. Customers of higher credit quality are assigned credit limits and sales are conducted on open terms while exposures remain within the credit limit. Utilisation of credit limits for customers and financial counterparties is monitored daily.

(c) LIQUIDITY RISK

Prudent liquidity risk management requires maintaining sufficient cash and credit facilities to ensure the Group’s commitments and plans can be met. This is managed by maintaining committed undrawn credit facilities to cover reasonably expected forward cash requirements.

The table below details the Group’s remaining contractual maturity for its non-derivative financial liabilities. The amounts disclosed in the table are the carrying amount of financial liabilities. In addition, the Group pays interest on these facilities. Interest, after derivative financial instruments, is based on US dollar floating rates for all facilities other than the convertible bond, where fixed interest of 2 per cent is paid.

Additional information on the Group’s borrowings, including committed undrawn facilities, are shown in Notes 15 and 23.

	Less than 1 year $Million	Between 1 and 2 years $Million	Between 2 and 5 years $Million	Over 5 years $Million
At 31 December 2009
Interest-bearing liabilities	—	402.7	159.7	81.7
Derivative financial instruments	1.6	—	—	—
Payables	5.9	—	—	—

	Less than 1 year $Million	Between 1 and 2 years $Million	Between 2 and 5 years $Million	Over 5 years $Million
At 31 December 2008
Interest-bearing liabilities	360.9	—	686.9	—
Related party loan	50.8	—	—	—
Payables	4.8	—	—	—

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

The fair value of derivative instruments are calculated based on discounted cash flow analysis using the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

2. FINANCIAL RISK MANAGEMENT (continued)

Sale and purchase contracts may be considered to have financial derivative instruments embedded within them. This occurs when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the LME aluminium price at the time. Such contracts are considered to have embedded derivatives. Committed future purchases under those contracts are marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price over the remaining terms of the contracts. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, in the accounts of the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates. During 2009, embedded derivatives in AWAC contracts resulted in a decrease of $46.0 million to Net Profit (2008: $69.5 million increase).

(e) CAPITAL MANAGEMENT

The Group’s and parent entity’s objectives when managing capital are to safeguard their ability to continue as a going concern so that they can continue to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital.

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return of capital, which the Group defines as net operating income divided by total shareholders’ equity and the gearing ratio (note 19(e)). The Board of Directors also determine dividends paid to ordinary shareholders

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

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

Critical accounting estimates and assumptions

AWAC

The Group, through its investment in AWAC, makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Embedded derivatives

The Group has recognised a liability for derivative financial instruments through its equity investment in AWAC in accordance with IAS 39 Financial Instruments: Recognition and Measurement. In the determination of the fair value of this liability, AWAC has applied management estimates for long term commodity prices. Were the actual prices to differ by 20 per cent to managements estimates, the Group would need to:

•

increase the derivative financial instruments liability by $115.2 million (2008: $53.1 million based on 20 per cent) and decrease the deferred tax liability by $34.6 million (2008: $15.9 million based on 20 per cent), if unfavourable; or

•

decrease the derivative financial instruments liability by $90.8 million (2008: $27.7 million based on 20 per cent) and increase the deferred tax liability by $27.2 million (2008: $8.3 million based on 20 per cent), if favourable.

Retirement benefit obligations

The Group recognised a net liability for retirement benefit obligations under the defined benefit superannuation arrangements, through its investment in AWAC. All plans are valued in accordance with IAS 19 Employee Benefits. These valuations require actuarial assumptions to be made.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

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

Alumina Limited

Estimated impairment of investment in associates

The Group tests annually whether the investment in associates has suffered any impairment, in accordance with the accounting policy stated in note 1(h). The recoverable amounts of cash–generating units have been determined based on value-in-use calculations. The key assumptions used in the calculation were those relating to future aluminium prices, oil, electricity and gas prices and exchange rates. Additionally a discount rate is applied to determine the NPV of future cashflows.

4. REVENUE

	Notes	$Million
		2009	2008	2007
From continuing operations
Other revenue
Interest received/receivable		5.4	3.5	2.6

Total revenue		5.4	3.5	2.6

5. OTHER INCOME
Net gain on Brazilian Real denominated financial instruments		15.0	—	—
Sundry income		—	0.4	0.2

Total other income		15.0	0.4	0.2

6. EXPENSES
(a) Profit before tax included the following specific expenses:
Depreciation on plant and equipment		—	0.1	—
Contributions to the superannuation fund:
- accumulation category		0.2	0.2	0.2
Operating lease rentals		0.1	0.1	0.1

(b) Other expenses include:
Net loss on Brazilian Real denominated financial instruments		—	7.9	—

(c) Finance costs
Interest and finance charges paid/payable:
- unrelated corporations		27.3	42.0	45.7
- amortisation of option portion of convertible bond		11.5	6.8	—
- related corporations		0.1	—	—

		38.9	48.8	45.7

Interest received/receivable:
- unrelated corporations		(3.0)	(3.1)	(2.6)
- related corporations	4	(2.4)	(0.4)	—

		(5.4)	(3.5)	(2.6)

Net finance cost		33.5	45.3	43.1

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

7. INCOME TAX EXPENSE

	Notes	$Million
		2009	2008	2007
(a) Income tax expense
Current tax income/(expense)		3.1	(2.6)	(1.8)
Over provision of tax in prior years		(2.1)	—	0.3

Aggregate income tax income/(expense) for the year		1.0	(2.6)	(1.5)

(b) Numerical reconciliation of income tax expense to prima facie tax payable
(Loss)/profit from ordinary activities before tax		(27.0)	170.6	437.9

Prima facie tax expense at the rate of 30% (2008,2007: 30%)		8.1	(51.2)	(131.4)

The following items caused the total charge for income tax to vary from the above:
Amounts assessable for tax		(13.0)	(9.8)	(0.1)
Non-deductible expenses		(1.8)	(8.9)	(10.9)
Amounts deductible for tax		5.0	242.6	494.6
Previously unrecognised tax losses now recouped to reduce current tax expense		2.3	—	11.4
Temporary differences not recognised		(9.1)	(62.0)	(63.0)

Net movement		(16.6)	161.9	432.0

Tax effect of the above adjustments at 30% (2008, 2007: 30%)		(5.0)	48.6	129.6
Over provision of tax in prior years		(2.1)	—	0.3

Consequent reduction in charge for income tax		(7.1)	48.6	129.9

Income tax credit/(expense) for the period		1.0	(2.6)	(1.5)

(c) Tax losses
These have not been brought to account and are attributable to:
Tax losses – revenue		676.9	767.6	309.4
Tax losses – capital		1,060.5	1,070.8	1,070.8

Total unused tax losses		1,737.4	1,838.4	1,380.2

Potential tax benefit – revenue		223.7	254.1	104.7
Potential tax benefit – capital		318.1	321.3	321.3

		541.8	575.4	426.0

The benefits for tax losses will only be obtained if:

(i)	the consolidated entity derives future assessable income within the prescribed time limit of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii)	the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii)	no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

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

8. EARNINGS PER SHARE

			2009	2008		2007
(a)	Basic earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	cents	Negative 1.2	11.3	[1]	31.0	[1]

(b)	Diluted earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	cents	Negative 1.2	11.3	[1]	31.0	[1]

			Number of Shares
			2009	2008		2007
	Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share		2,149,625,667	1,486,074,718		1,406,778,188

(c)	Information concerning classification of securities

The convertible bonds of US$350 million issued in May 2008 could potentially dilute earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were non-dilutive in 2009 and 2008. Details relating to the bonds are set out in Note 15.

(d)	Conversion, call, subscription or issue after 31 December 2009

There have been no movements in share capital since 31 December 2009.

(e)	Reconciliations of earnings used in calculating earnings per share

	$Million
	2009	2008	2007
(Loss)/profit from ordinary activities attributable to the ordinary equity holders of the company used in calculating basic and diluted earnings per share	(26.0)	168.0	436.4

[1]	Prior year earnings per share have been restated for the rights issue

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

9. DIVIDENDS

	$Million
	2009	2008	2007
No interim dividend was paid during 2009 (2008: Interim dividend of 12 cents fully franked at 30% per fully paid share declared 31 July 2008 and paid 14 October 2008; 2007: 12 cents fully franked at 30% per fully paid share, paid on 5 September 2007).	—	138.3	135.5

No final dividend was paid during 2009 (2008: 12 cents fully franked at 30% per fully paid share paid on 31 March 2008; 2007: 12 cents fully franked at 30% per fully paid share, paid on 9 March 2007).	—	135.5	140.1

	—	273.8	275.6

Dividends paid per share	Nil	24.0c	24.0c

(a) Dividends paid during the year

No dividends were paid during the year. The dividend paid on 14 October 2008 was the interim dividend for 2008. The dividend paid on 31 March 2008 was the final dividend for 2007.

(b) Dividends not recognised at year end

Since year end the Directors declared a final dividend of 2 cents a share fully franked, declared 9 February 2010 and paid 19 March 2010. The aggregate amount of the proposed dividend paid out of retained profits at 31 December 2009, but not recognised as a liability at year end (refer Note 1(q)) was $48.8 million.

(c) Franked dividends

	$Million
	2009	2008	2007
The fully franked dividends received from Alcoa of Australia Limited (“AofA”) in the financial year were	176.0	356.0	424.0

Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in these financial statements:
Class ‘C’ (30%) franking credits available for subsequent financial years, based on a tax rate of 30% (2008 and 2007: 30%)	267.2	191.8	156.5

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a)	franking credits that will arise from the payment of the current tax liability;

(b)	franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;

(c)	franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(d)	franking credits that may be prevented from being distributed in subsequent financial years.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

10. CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	Notes	$Million
		2009	2008	2007
Cash at bank and on hand		340.6	66.8	29.1

(a) Reconciliation of cash at the end of the year

For the purposes of the statements of cash flows, cash represents cash on hand, at the bank and on short-term deposit (maturity of three months or less) less bank overdrafts:	340.6	66.8	29.1

(b) Cash at bank and on hand

Average interest rate on cash holdings during 2009 was 2.3% (2008: 5.9%; 2007: 6.0%)

(c) Money market deposits

There were $80.6 million of interest bearing deposits at 31 December 2009. (2008: nil; 2007: nil).

11. CURRENT ASSETS – RECEIVABLES

	Notes	$Million
		2009	2008
Other debtors		0.1	0.6
Loans to related parties		—	72.1

		0.1	72.7

(a) Impaired receivables

There were no impaired receivables for the Group in 2009 or 2008.

At 31 December 2009 and 31 December 2008 there were no receivables that were past due.

(b) Currencies

The carrying amounts of the Group’s current and non-current receivables are denominated in the following currencies.

	Notes	$Million
		2009	2008
Australian Dollars		0.1	0.2
Euro		—	35.7
A$ equivalent of the above currencies		0.1	72.7

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

12. INVESTMENTS IN ASSOCIATES

	Notes		$Million
			2009	2008	2007
(a) Securities not quoted on a prescribed stock exchange
(i) Securities in entities forming Alcoa World Alumina and Chemicals (AWAC) with Alcoa Inc.

Securities at cost:
Balance brought forward			3,357.4	2,152.9	1,748.4
Additional funding/capitalisation in AWAC entities			576.8	787.9	489.4
Return of capital			(0.6)	—	—
Foreign currency revaluation			(592.0)	416.6	(85.0)

Equity accounted cost of AWAC			3,341.6	3,357.4	2,152.9
Equity in retained profits of AWAC	12	(c)	211.7	389.3	502.7
Equity in reserves of AWAC			1.9	1.9	1.4

Equity accounted carrying value of AWAC			3,555.2	3,748.6	2,657.0

(b) Equity accounted share of profits and dividends
(i) AWAC
Equity share of (losses)/profits before tax			(5.3)	426.8	729.1
Equity share of tax			9.9	(184.2)	(234.5)

Equity accounted share of profit after tax			4.6	242.6	494.6

Dividends received/receivable by the Group			(182.2)	(356.0)	(444.9)

(Surplus)/shortfall of dividends received/receivable over equity share of profits			(177.6)	(113.4)	49.7

(c) Share of retained profits
(i) AWAC
(Surplus)/shortfall of dividends received/receivable over equity share of profits			(177.6)	(113.4)	49.7
Balance brought forward			389.3	502.7	453.0

Total equity share in retained profits carried forward			211.7	389.3	502.7

(d) Accounting policies

The audited combined financial statements of the entities forming AWAC are prepared in accordance with US Generally Accepted Accounting Principles (US GAAP). Except for Alcoa of Australia Limited (“AofA”), the reported profit after tax of AWAC is based on these US GAAP financial statements. Financial statements in US dollars have been translated to Australian dollars using average exchange rates for the period for profit and loss items, and closing rates for balance sheet items. Adjustments are made to align accounting policies under US GAAP to International Financial Reporting Standards. The principal adjustments are to the valuation of inventories from last-in-first-out basis to a basis equivalent to weighted average cost, create an additional asset retirement obligation for dismantling, removal and restoration of certain refineries, valuation of certain long term energy purchase contracts which include an aluminium price component in the energy price and to reverse any excesses or shortfalls of the superannuation fund assets over accrued membership benefits taken to the Income Statement.

(e) Additional information on associated entities

Name	Principal activities	Country of incorporation	Percentage equity
AWAC has a governing strategic council of five members of which Alumina appoints two members, including the Deputy Chairman
(i) Entities forming AWAC			2009	2008
Alcoa of Australia Ltd	Bauxite, alumina & aluminium production	Australia	40	40
Alcoa World Alumina LLC	Production of alumina & alumina based chemicals	America	40	40
Alumina Espanola S.A.	Production of alumina & alumina based chemicals	Spain	40	40
AWA Brazil Holdings Ltda	Holding company	Brazil	40	40

(ii) Equity accounted partnerships
Enterprise Partnership [1]	Finance lender	Australia	40	40

[1]	Alcoa Australia Holdings Pty Ltd and Alumina Limited are shareholders of Alcoa of Australia Limited and other Enterprise Companies for certain activities of AWAC.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

12. INVESTMENTS IN ASSOCIATES (continued)

	$Million
	2009	2008
(f) Expenditure commitments and contingent liabilities
- other expenditure commitments contracted for, including long term commitments for gas and electricity entered into by AWAC	2,709.7	3,513.9

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

	Notes		$Million
			2009	2008	2007
(h) Alumina Limited’s share of aggregate associates:
Current assets			766.2	940.1	665.2
Non-current assets			3,797.4	4,013.4	2,818.7
Current liabilities			(681.3)	(838.1)	(602.4)
Non-current liabilities			(659.7)	(701.2)	(561.1)

Net assets			3,222.6	3,414.2	2,320.4
Mineral rights and bauxite assets			136.7	138.5	140.2
Goodwill			195.9	195.9	196.4

Carrying value	12	(a)	3,555.2	3,748.6	2,657.0

Revenues			2,065.7	2,942.2	2,780.8
Expenses			(2,071.0)	(2,515.4)	(2,051.7)

(Loss)/profit before income tax			(5.3)	426.8	729.1
Income tax credit/(charge)			9.9	(184.2)	(234.5)

Profit after income tax			4.6	242.6	494.6

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

13. NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT

	Notes		$Million
			2009	2008
Plant and equipment	13	(a)	0.2	0.2

(a) Plant and equipment
Cost			0.6	0.6
Accumulated depreciation			(0.4)	(0.4)

			0.2	0.2

(b) Reconciliations
Reconciliation of the carrying amount at the beginning and end of the current financial year is set out below:

Carrying amount at 1 January			0.2	0.3
Additions			—	—
Depreciation expense			—	(0.1)

Carrying amount at 31 December			0.2	0.2

14. CURRENT LIABILITIES – PAYABLES
Related party loan			—	50.8
Trade payables			2.1	3.2
Interest payable			3.8	1.6

			5.9	55.6

(a) Currencies
The carrying amounts of the Group’s trade and other payables are denominated in the following currencies:

			$Million
			2009	2008
Australian dollars			0.4	2.8
US dollars			5.5	52.5
Euro			—	0.3

			5.9	55.6

15. INTEREST-BEARING LIABILITIES

			$Million
			2009	2008
Current
Unsecured
Bank loans			—	360.9

Non current
Unsecured
Bank loans			292.2	244.3
Convertible bonds	15	(a)	351.9	442.6

Total			644.1	1,047.8

(a) Convertible bonds

Alumina Finance Limited, a wholly owned subsidiary of Alumina Limited, issued US$350,000,000 2.0% guaranteed convertible

bonds	due to mature in 2013 and convertible into fully paid ordinary shares in the share capital of Alumina Limited.

The bonds will bear interest from and including 16 May 2008 at the rate of 2% per annum payable semi-annually in arrears in equal instalments on 16 May and 16 November in each year, commencing 16 November 2008. Each bond may be converted, at the option of the holder, into shares at a conversion price of A$6.57 per share. Bondholders have the right to require the issuer to redeem all or some of their bonds on 16 May 2011 at 100% of their principal amount, together with accrued and unpaid interest. On initial recognition the convertible bonds included a financial liability and an option component. The difference between the initial carrying amount and the redemption amount is recognised in the income statement using the effective interest method.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

15. INTEREST-BEARING LIABILITIES (continued)

(b) Currencies

	Notes	$Million
		2009	2008
The above borrowings are due in the following currency:
US dollars [1]		516.4	676.6
BRL [2]		107.1	—
A$ equivalent of above currencies		644.1	1,047.8

[1]	As at 31 December 2009, the liability component of convertible bonds with a face value of US$308 million (2008: US$350 million) were designated in a hedge of net investments in foreign operations.
[2]	BRL loans have been swapped to US dollars using financial derivatives.

(c) Exchange rates

Exchange rates at balance date used in translations:
A$1 = US$	0.8972	0.6928
A$1 = EURO	0.6260	0.5055
A$1 = BRL	1.5634	1.6360

(d) Fair values

The Directors consider the carrying amounts of bank loans to approximate their fair values where ‘fair value’, by definition, is the US$ principal amount translated into A$ at the exchange rate on balance date. The fair value of the convertible bonds was measured by reference to their trading value at balance date (refer Note 24).

(e) Risk Exposures

The exposure of the Group’s borrowings to interest rate changes and the contractual repricing dates at the balance dates are as follows:

	$Million
	2009	2008
6 months or less	—	605.2
1 – 5 years	562.4	442.6
Over 5 years	81.7	—

	644.1	1,047.8

Current borrowings	—	360.9
Non-current borrowings	644.1	686.9

	644.1	1,047.8

16. CURRENT LIABILITIES – PROVISIONS

Employee benefits-provision for annual leave	0.2	0.1

17. NON-CURRENT LIABILITIES - PROVISIONS

Employee benefits-provision for long service leave	0.3	0.3

The aggregate of provisions for employee benefits as shown in
Notes 16 and 17 are $0.5 million (2008: $0.4 million).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

18. NON-CURRENT ASSETS – DEFERRED TAX ASSETS

	Notes		$Million
			2009	2008
The balance comprises temporary differences attributable to:
Deferred tax liabilities
Foreign exchange denominated loans			—	2.9
Convertible bonds			4.4	—

Total deferred tax liabilities			4.4	2.9

Deferred tax assets
Fair value of derivatives			0.5	2.4
Convertible bonds			—	22.8
Employee benefits			0.1	0.1
Borrowing costs			0.1	0.1
Accrued liabilities			0.1	0.2
Transaction costs			11.8	8.4

Total deferred tax assets other than losses			12.6	34.0

Net deferred tax assets/(liabilities) before tax losses			8.2	31.1

Tax losses – revenue	7	(c)	223.7	254.1
Tax losses – capital	7	(c)	318.1	321.3

Deductible temporary differences and tax losses not recognised			(550.0)	(604.4)

Net deferred tax assets			—	2.1

Net deferred tax assets to be recovered within 12 months			—	—

Net deferred tax assets to be recovered after more than 12 months			—	2.1

			—	2.1

Deferred tax assets are recognised only to the extent of deferred tax liabilities existing at reporting date. The consolidated entity recognises all movements in temporary differences in profit and loss, including the impact of the unwinding of the ‘discount’ on the convertible bond, other than temporary differences arising from movements in exchange rates, those relating to the effective hedged component of the convertible bond forming part of the net investment in foreign operations and certain transaction costs.

19. CONTRIBUTED EQUITY

	$Million
Ordinary share capital issued and fully paid	2009	2008	2007
Balance brought forward	1,444.4	411.9	425.8
Share buy back	—	—	(13.9)
Tax impact of transaction costs	3.7	—	—
Shares issued	952.8	1,032.5	—

Total issued capital	2,400.9	1,444.4	411.9

Movements in ordinary share capital			Number of fully paid shares
			2009	2008	2007
Opening number of shares			1,459,857,251	1,129,026,761	1,167,616,748
Issued under Entitlement Offer	19	(b)	980,338,936	303,437,566	—
Issued under Dividend Reinvestment Plan	19	(c)	—	27,392,924	—
Decrease due to Shares bought back	19	(d)	—	—	(38,589,987)

Closing number of shares			2,440,196,187	1,459,857,251	1,129,026,761

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

19. CONTRIBUTED EQUITY (continued)

(a) Ordinary shares

Ordinary shares, which have no par value, entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of, and amounts paid on, the shares held.

(b) Rights issue

A non-renounceable rights issue of $1.00 per share was announced on 30 April 2009 which raised $953 million (net of costs). The funds were used to repay debt and strengthen the balance sheet.

(c) Dividend reinvestment plan

During 2008, Alumina Limited introduced a new dividend reinvestment plan (DRP), which was exercised in respect of the dividends paid in March 2008 and October 2008. The issue of shares in relation to the March 2008 DRP was fully underwritten, resulting in the issue of 23,883,213 shares. The October 2008 DRP was not fully underwritten, resulting in the issue of 3,509,711 shares.

(d) Share buy-back

During 2007, Alumina Limited conducted an off-market share buy-back of $250 million, resulting in the repurchase and retirement of approximately 3.3% of issued capital.

(e) Capital risk management

The Group’s and the parent entity’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistently with others in the industry, the Group and the parent entity monitor capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the balance sheet plus net debt.

The gearing ratios at 31 December 2009 and 31 December 2008 were as follows:

	$Million
	2009	2008
Total borrowings	644.1	1,047.8
Less: cash and cash equivalents (Note 10)	(340.6)	(66.8)

Net debt	303.5	981.0
Total equity	3,252.7	2,792.8

Total capital	3,556.2	3,773.8

Gearing ratio	8.5%	26.0%

The decrease in the gearing ratio during 2009 resulted primarily from the rights issue during the year.

20. SHARE-BASED PAYMENTS

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

20. SHARE-BASED PAYMENTS (continued)

A person is only eligible to participate in the Plan and to be granted performance rights under the Plan if they are an employee, and have satisfied the criteria that the Board decides for participation in the Plan.

Generally, each offer has a three year performance period, with performance tested at the end of this period to determine the number of performance rights to vest to the employee, if any. Fifty per cent of the performance rights not vested at the three year performance test can be re-tested six months after the end of the three year performance period. The performance testing is carried out by an independent party and is based on the relative Total Shareholder Returns (TSR) of Alumina Limited, compared to two specific comparator groups.

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

The value per performance right is independently calculated by Mercer Finance and Risk Consulting using the assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model which allows the incorporation of the hurdles that must be met before the performance rights vest.

Set out below are the assumptions made for the performance rights granted on 13 January 2009:

Share Price at Valuation date	$1.236
Risk Free rate	2.96%
Dividend Yield (2010-2012)	2.0%
Volatility	51%

Set out below are summaries of performance rights granted under the Plan:

2009

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number		Vested during the year Number	Expired during the year Number	Balance at end of the year Number
25/1/2006	7/12/2008	44,325	—		—	(44,325)	—
29/1/2007	4/12/2009	95,550	—		—	(54,300)	41,250
8/2/2008	4/12/2010	70,700	—		—	(39,000)	31,700
13/1/2009	30/11/2011	—	528,500	[1]	—	(176,000)	352,500

Total		210,575	528,500		—	(313,625)	425,450

[1]	Fair value per performance right at grant date was $1.01.

2008

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Expired during the year Number	Balance at end of the year Number
25/1/2005	16/12/2007	51,425	—	—	(51,425)	—
25/1/2006	7/12/2008	191,850	—	—	(147,525)	44,325
29/1/2007	4/12/2009	211,450	—	—	(115,900)	95,550
8/2/2008	4/12/2010	—	158,800	—	(88,100)	70,700

Total		454,725	158,800	—	(402,950)	210,575

[2]	Fair value per performance right at grant date was $3.02.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

20. SHARE-BASED PAYMENTS (continued)

Expenses arising from share-based payment transactions in the Alumina Employee Share Plan

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	$000’s
	2009	2008
Performance rights granted under the Alumina Employee Share Plan	208	339

21. RESERVES, RETAINED PROFITS AND TREASURY SHARES

	Notes		$Million
			2009	2008	2007
Reserves
Asset revaluation reserve	21	(c)	34.3	34.3	34.3
Capital reserve	21	(c)	16.5	16.5	16.5
Foreign currency translation reserve	21	(a)	(352.1)	117.6	(40.2)
Cash-flow hedge reserve			—	—	(0.5)
Share-based payments reserve	21	(b)	3.7	4.2	3.9
Option premium on convertible bonds	21	(c)	43.6	43.6	—

			(254.0)	216.2	14.0

(a) Foreign currency translation reserve
Balance brought forward			117.6	(40.2)	(21.5)
Currency translation differences arising during the year			(469.7)	157.8	(18.7)

Balance carried forward			(352.1)	117.6	(40.2)

(b) Share-based payments reserve
Balance brought forward			4.2	3.9	3.2
Option expense
-Group			(0.5)	0.3	0.7
-Associates			—	—	—

Balance carried forward			3.7	4.2	3.9

(c) Nature and purpose of reserves

(i) Asset revaluation reserve

The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares and is only available for the payment of cash dividends in limited circumstances as permitted by law.

(ii) Capital reserve

The reserve records dividends arising from share of profits on sale of investments.

(iii) Foreign currency translation reserve

Exchange differences arising on translation from the functional currencies of the Group’s foreign controlled entities to Australian dollars are taken to the foreign currency translation reserve as described in accounting policy Note 1(d).

(iv) Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of performance rights issued but not exercised.

(v) Option premium on convertible bonds

The convertible bond is accounted as a compound instrument at the Group level. Option premium on convertible bonds represents the equity component (conversion rights) of the convertible bonds (refer Note 15(a)).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

21. RESERVES, RETAINED PROFITS AND TREASURY SHARES (continued)

	Notes		$Million
			2009	2008	2007
(d) Retained profits
Retained profits at the beginning of the financial year:
- Group			746.3	736.0	861.1
- Associates			389.3	502.7	453.0

			1,132.9	1,238.7	1,314.1
(Loss)/profit attributable to the members of Alumina Limited			(26.0)	168.0	436.4
Dividend provided for or paid			—	(273.8)	(275.6)
Share buy back			—	—	(236.2)

Retained profits at the end of the financial year			1,106.9	1,132.9	1,238.7

Retained profits at the end of the financial year:
- Group			895.2	743.6	736.0
- Associates	12	(c)	211.7	389.3	502.7

			1,106.9	1,132.9	1,238.7

	Notes		$Million
			2009	2008	2007
(e) Treasury shares [1]
Balance brought forward			(0.7)	(0.7)	(0.6)
Movement for the period			(0.4)	—	(0.1)

Balance carried forward			(1.1)	(0.7)	(0.7)

[1]   Under IAS 32, if an entity reacquires its own equity instruments, those instruments shall be deducted from equity. Alumina Limited, through its Employee Share Plan Trust, purchased shares for its long term incentive plan.

22. NOTES TO THE CASH FLOW STATEMENTS
(a) Reconciliation of operating profit after income tax to net cash inflow from operating activities

Operating (loss)/profit from continuing operations after income tax			(26.0)	168.0	436.4
Surplus/(shortfall) of dividends received/receivable over equity share of profits			177.6	113.4	(49.7)
Amortisation of option premium of convertible bond	6		11.5	6.8	—
Depreciation and amortisation	6		—	0.1	—
Non-cash employee benefits expense-share based payments			0.2	0.3	0.7
Fair valuing of Brazilian Real financial instruments			(15.0)	7.9	—
Transaction costs capitalised			—	1.1	—
Net exchange differences			(2.1)	—	—

Sub total			146.2	297.6	387.4
Change in assets and liabilities
(Increase)/decrease in:
-receivables			0.5	(0.5)	—
-other assets			(8.0)	(6.8)	—
(Decrease)/increase in:
-payables			1.1	(11.0)	3.1
-current tax liabilities			(0.4)	(0.6)	(0.1)
-other liabilities			(0.7)	1.4	(1.5)

Net cash inflow from operating activities			138.7	280.1	388.9

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

22. NOTES TO THE CASH FLOW STATEMENTS (continued)

(b) Acquisition/disposal of controlled entities

During the year the Company did not dispose of any material controlled entities. Alumina Limited Do Brasil SA was set up as a wholly owned subsidiary in Brazil.

(c) Non-cash financing and investing activities

There were no non-cash financing or investing activities in 2009 (2008 and 2007: nil).

23. FINANCING FACILITIES

	$Million
	2009	2008
The facilities available at balance date were as follows:
Total loan facilities	1,440.4	2,201.2
Used at balance date	682.4	1,110.4

Available at balance date	758.0	1,090.8

Funding facilities include bilateral bank facilities, a syndicated loan, a development bank loan and a convertible bond. The syndicated facilities are available in US dollars, Euro and Australian dollars. The bilateral facilities are available in both US and Australian dollars and some are available in Euro. The development bank loan has tranches denominated in US dollars and Brazilian reais. Funding facilities in currencies other than Australian dollars have been converted to Australian dollar equivalents at year end exchange rates. The Group’s loan facilities used includes interest-bearing liabilities with an Australian dollar equivalent face value of $682.4 million (2008: $1,110.4 million) and a carrying amount of $644.1 million (2008: $1,047.8 million).

24. FINANCIAL INSTRUMENTS

(a) Interest rate risk

The Group is mainly exposed to interest rate risk on its outstanding interest bearing liabilities and cash investments.

Interest rate risk exposure

The consolidated entity’s exposure to interest rate risk and the effective weighted interest rate after the effect of derivative instruments is set out below:

As at 31 December 2009

$Million	Notes	Floating interest	1 year or less	Fixed interest	Non-interest bearing	Total
Financial Assets

Cash and cash equivalents	10	340.6	—	—	—	340.6
Receivables	11	—	—	—	0.1	0.1

		340.6	—	—	0.1	340.7

Weighted average interest rate		2.3%

Financial Liabilities
Payables	14	—	—	—	5.9	5.9
Interest-bearing liabilities	15	292.2	—	351.9	—	644.1

		292.2	—	351.9	5.9	650.0

Weighted average interest rate after derivative instruments		2.0%		2.0%

Net financial assets/ (liabilities)		48.4	—	(351.9)	(5.8)	(309.3)

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

24. FINANCIAL INSTRUMENTS (continued)

As at 31 December 2008

$Million	Notes	Floating interest	1 year or less	Fixed interest	Non-interest bearing	Total
Financial Assets
Cash and cash equivalents	10	66.8	—	—	—	66.8
Receivables	11	—	—	—	0.6	0.6
Related party loan	11	72.1	—	—	—	72.1

		138.9	—	—	0.6	139.5

Weighted average interest rate		5.9%

Financial Liabilities
Payables	14	—	—	—	4.8	4.8
Bank loans	15	605.2	—	442.6	—	1,047.8
Related party loan	14		50.8	—	—	50.8

		605.2	50.8	—	4.8	1,103.4

Weighted average interest rate after derivative instruments		3.6%		2.0%

Net financial (liabilities)		(466.3)	(50.8)	(442.6)	(4.2)	(963.9)

(b) Fair value measurements

Except as detailed in the following table, the directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the financial instruments approximate their fair values:

		Consolidated Entity
		Carrying amount	Fair value	Carrying amount	Fair value
	Notes	$Million		$Million
		2009	2009	2008	2008
Convertible bonds	15	351.9	374.5	442.6	323.8

Fair value measurements recognised on the balance sheet

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 31 December 2009 grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices), and

Level 3 - inputs for the asset or liability that are based on unobservable market data (unobservable inputs)

Group – as at 31 December 2009	Level 1 $Million	Level 2 $Million	Level 3 $Million	Total $Million
Financial liabilities at fair value through profit and loss
Derivative financial instruments	—	1.6	—	1.6
Convertible bond	374.5	—	—	374.5

Total financial liabilities	374.5	1.6	—	376.1

Comparative information has not been provided as permitted by the transitional provisions of IFRS 7 Financial Instruments: Disclosures.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

25. INVESTMENTS IN CONTROLLED ENTITIES

Entities consolidated	Notes	Place of Incorporation

NAME
Alumina Limited	H	VIC, Australia

All controlled entities are wholly-owned, unless otherwise indicated

Controlled entities
Alumina Finance Limited	E	VIC, Australia
Alumina Holdings (USA) Inc.	A,D	Delaware, USA
Alumina International Holdings Pty. Ltd.	B,H	VIC, Australia
Alumina Brazil Holdings Pty Ltd	C,H	VIC, Australia
Alumina Limited Do Brasil SA	D,G	Brazil
Alumina (U.S.A.) Inc.	A,D	Delaware, USA
Butia Participaçoes SA	A,D,H	Brazil
Westminer Acquisition (U.K.) Limited	D	UK
Westminer International (U.K.) Limited	D	UK
Westminer (Investments) B.V.	A,D,F	Netherlands

These controlled entities:

A)	have not prepared audited accounts as they are non-operating or audited accounts are not required in their country of incorporation. Appropriate books and records are maintained for these entities;

B)	have been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investment Commission (“ASIC”) Class Order 98/1418. This company, which is also referred to in the Directors’ Declaration is, with Alumina Limited, a member of a “Closed Group” as defined in the Class Order and are parties to a deed of cross guarantee which has been lodged with and approved by ASIC. Under the deed of cross guarantee, each of these companies guarantees the debts of the other companies party to the deed of cross guarantee. The consolidated assets and liabilities of these companies, and their consolidated net profits after tax for the year then ended (after eliminating inter-company investments and other inter-company transactions) are set out in the table below;

C)	this is a small proprietary company, and is not required to prepare a financial report;

D)	has been translated as a foreign operation with a different functional currency;

E)	this company was incorporated on 5 May 2008 and is 100% owned by Alumina Limited. It has a functional currency of US dollars and prepares separate audited accounts;

F)	currently in the process of voluntary liquidation;

G)	this company was incorporated on 19 March 2009 and is 9.07% owned by Alumina Limited and 90.93% owned by Alumina International Holdings Pty Ltd. It has a functional currency of US dollars and prepares separate audited accounts;

H)	will change to a functional currency of US dollars, effective for the reporting period ending 31 December 2010 (Refer Note 31 for further details).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

25. INVESTMENTS IN CONTROLLED ENTITIES (continued)

	Closed Group $Million
	2009	2008
Deed of cross guarantee
Entities which are party to a Deed of Cross Guarantee, entered into in accordance with ASIC Class Order 98/1418 are indicated above in this note. A consolidated balance sheet is set out below:

Balance sheets of closed Group

Current assets
Cash and cash equivalents	84.2	64.5
Derivative financial instruments	—	6.6
Receivables	58.3	83.1
Other assets	8.5	1.5

Total current assets	151.0	155.7

Non-current assets
Investments in associates	1,729.0	2,684.7
Other financial assets	1,745.4	295.4
Deferred tax assets	—	2.1
Property, plant and equipment	0.2	0.2

Total non-current assets	3,474.6	2,982.4

Total assets	3,625.6	3,138.1

Current liabilities
Payables	1.4	3.0
Interest-bearing liabilities	—	411.7
Derivative financial instruments	1.6	—
Provisions	0.2	0.1
Other	0.7	1.5

Total current liabilities	3.9	416.3

Non-current liabilities
Interest-bearing liabilities	381.2	739.2
Provisions	0.3	0.3

Total non-current liabilities	381.5	739.5

Total liabilities	385.4	1,155.8

Net assets	3,240.2	1,982.3

Equity
Contributed equity	2,400.4	1,444.4
Reserves	286.8	287.2
Retained profits	553.0	250.7

Total equity	3,240.2	1,982.3

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

25. INVESTMENTS IN CONTROLLED ENTITIES (continued)

Set out below is a consolidated statement of financial performance for the closed Group:

	Closed Group $Million
	2009	2008
Income statements of closed Group
Revenue from continuing operation	184.9	390.7
Other income	164.3	—
General and administrative expenses	(12.3)	(18.1)
Other expenses	(1.9)	(224.6)
Finance costs	(23.6)	(48.3)

Profit from ordinary activities before income tax	311.4	99.7

Income tax expense	(9.1)	(2.1)

Net profit	302.3	97.6

Set out below is a summary of movements in consolidated retained profits of the closed Group:

Retained profits at the beginning of the financial year	250.7	426.9
Net profit	302.3	97.6
Dividend provided for or paid	—	(273.8)

Retained profits at the end of the financial year	553.0	250.7

26. CONTINGENT LIABILITIES

There were no contingent liabilities as at 31 December, 2009 (2008: nil).

Cross guarantees given by Alumina Limited and Alumina International Holdings Pty. Ltd are described in Note 25. There are no deficiencies of assets in any of these companies.

27. COMMITMENTS FOR EXPENDITURE

	$Million
	2009	2008

Lease commitments

Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:
Within one year	0.1	0.1
Later than one year but not later than 5 years	0.5	0.5
Later than 5 year	—	0.1

	0.6	0.7

The company leases office facilities under non-cancellable operating leases expiring within two to five years.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

28. RELATED PARTY TRANSACTIONS

Related parties of the Group fall under the following categories:

Wholly-owned Group

The wholly-owned Group consists of Alumina Limited and its wholly-owned controlled entities as disclosed in Note 25. Transactions between Alumina Limited and other entities in the wholly-owned Group during the years ended 31 December 2009 and 2008 consisted of:

•	loan advanced/repaid to/by Alumina Limited

•	interest paid/received on the above loans

•	the payment of dividends to Alumina Limited

•	payment of administrative/general expenses on behalf of Alumina Limited

The above transactions were made on normal commercial terms and conditions and at market rates.

	$000’s
	2009	2008

Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with entities in the wholly-owned Group:

Interest expense	8,253	5,254

Aggregate amounts receivable/(payable) to entities in the wholly-owned Group at balance date:

Current receivables	1,663,976	1,323,096

Interest-bearing liabilities	(381,092)	(494,893)

Directors and Other Key Management Personnel

Disclosures relating to directors and other key management personnel are set out in Note 29.

Other Related Parties

On 19 November 2008, Alumina Finance Limited (“Lender”), a wholly-owned subsidiary of Alumina Limited, along with Aluminio Espanol S.A. (“Lender”) entered into a Revolving Credit Facility Agreement with Alumina Espanola S.A. (“Borrower”), an entity which forms part of AWAC. In April 2009, Alumina Limited also became a party to the Revolving Credit Facility Agreement as a lender to the Borrower. The lenders from time to time will lend to the Borrower amounts up to a maximum outstanding principal not to exceed Euro 150,000,000 for the purpose of funding the Borrower’s alumina refinery operating needs. During 2009, the lenders advanced a total of Euro 68,847,921 (A$120,183,882) to the borrower. Monies advanced under this facility were returned to Alumina Limited and Alumina Finance Limited in September 2009 and December 2009. At 31 December 2009 there were no loans outstanding.

Alcoa of Australia Limited, an associated entity forming part of AWAC, advanced a total of US$34,800,000 (A$50,810,850) to Alumina Limited in December 2008. These funds were used by Alumina Limited to fund the remaining 2008 funding requirements for AWAC’s investment in Brazil. The loan was repaid in January 2009.

There are no other related party transactions.

Ownership Interests in Related Parties

Interests held in the following classes of related parties are set out in the following notes:

(a)	controlled entities – Note 25; and

(b)	associates – Note 12.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

29. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following persons were directors of Alumina Limited during the financial year:

Chairman – non-executive

D M Morley

Executive directors

J Bevan, Chief Executive Officer (appointed 16 June 2008)

J S Downes, Chief Financial Officer (appointed 12 January 2009) (Alternate director)

K A Dean, Chief Financial Officer (resigned 12 January 2009)

Non-executive directors

P A F Hay

R J McNeilly

J Pizzey

(b) Other key management personnel

In addition to executive directors, the following person also had authority for the strategic direction and management of the company and the consolidated entity during the financial year:

Name	Position	Employer
S C Foster	General Counsel and Company Secretary	Alumina Limited

All of the persons above were also key management persons during the year ended 31 December 2009.

(c) Remuneration of key management personnel

	$
	2009	2008
Short-term employee benefits	3,690,599	3,852,738
Post-employment benefits	96,083	97,488
Share based payments	(153,298)	(265,161)
Termination pay	234,678	1,475,468

	3,868,062	5,160,533

(d) Equity instrument disclosures relating to key management personnel

(i) Alumina Employee Performance Rights Plan

Performance rights over ordinary shares in the company are provided as remuneration. These rights vest at the end of the performance period if certain performance tests are achieved over that performance period.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

29. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(ii) Options and Performance Share Rights holdings

The number of options and performance rights over ordinary shares in the Company held during the financial year by each director of Alumina Limited and the key management personnel of the company and the consolidated entity, including their personally related entities, is set out below:

2009

Name	Type of equity-based instrument	Number of performance rights or options held at 1 January 2009 (1)	Number granted during the year as remuneration (2)	Number vested/exercised during the year	Number lapsed during the year (3)	Number held at 31 December 2009	Vested and exercisable at the end of the year
J Bevan	Performance rights	—	191,600	—	—	191,600	—
S C Foster	Performance rights	76,900	113,600	—	(16,400)	174,100	—
K A Dean [4]	Performance rights	118,550	176,000	—	(294,550)	—	—

[1]	Includes the number of Performance Rights granted that were subject to testing in June 2009 and December 2009 but not yet vested.
[2]	Performance Rights granted in January 2009 for the 3 year performance test period concluding in November 2011.
[3]	Performance Right conditions for the January 2006 grant re-tested in June 2009 lapsed.
[4]

Mr Dean ceased employment with the Company on 28 February 2009 and pursuant to his employment contact and the Rules of the Alumina Employee Share Plan, he forfeited all invested Performance Rights as at his cessation date.

2008

Name	Type of equity-based instrument	Number of performance rights or options held at 1 January 2008 (1)	Number granted during the year as remuneration (2)	Number vested/exercised during the year	Number lapsed during the year (3)	Number held at 31 December 2008	Vested and exercisable at the end of the year
J Bevan	Performance rights	—	—	—	—	—	—
J Marlay [4]	Performance rights	241,700	78,500	—	(320,200)	—	—
S C Foster	Performance rights	81,250	25,200	—	(29,550)	76,900	—
K A Dean	Performance rights	104,800	39,000	—	(25,250)	118,550	—

[1]	Includes the number of Performance Rights granted that were subject to testing in June 2008, December 2007 and December 2008 but not yet vested.
[2]	Performance Rights granted in February 2008 for the 3 year performance test period concluding in December 2010.
[3]

Performance Right conditions were not met for the January 2006 grant and under the ESP Rules, 50 per cent of the entitlement. lapsed with the remaining 50 per cent to be re-tested in June 2009. In addition, of the January 2005 grant tested in June 2008, 50 per cent lapsed.

[4]

Mr Marlay ceased employment with the Company on 31 July 2008 and pursuant to his employment contact and the Rules of the Alumina Employee Share Plan, he forfeited all invested Performance Rights as at his cessation date.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

29. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(iii) Shareholdings

The numbers of shares in the company held during the financial year by each director of Alumina Limited and the key management personnel of the company and consolidated entity, including their personally-related entities, are set out below.

2009

Name	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year [2]	Balance at the end of the year

Directors of Alumina Limited
Ordinary shares
D M Morley	545,516	—	406,154	951,670
P A F Hay	60,519	—	52,079	112,598
R J McNeilly	53,443	—	61,702	115,145
J Pizzey	23,449	—	35,848	59,297
J Bevan	108,360	—	247,020	355,380
J Downes	—	—	174,350	174,350
K A Dean [1]	22,403	—	—	22,403

1         Mr Dean retired from the Company on 28 February 2009. His shareholding is of that date.

[2] All directors took up their entitlement under the non-renounceable rights issue lodged with the Australian Securities and Investments Commission on 30 April 2009.

Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	46,863	—	72,441	119,304

2008

Name	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year [3]	Balance at the end of the year

Directors of Alumina Limited
Ordinary shares
D M Morley	425,183	—	120,333	545,516
P A F Hay	42,890	—	17,629	60,519
R J McNeilly	35,624	—	17,819	53,443
M R Rayner [1]	32,945	—	2,411	35,356
J Pizzey	13,217	—	10,232	23,449
J Bevan	—	—	108,360	108,360
J Marlay [2]	98,338	—	1,065	99,403
K A Dean	9,741	—	12,662	22,403

1         Mr Rayner resigned as a non-executive director on 1 May 2008.

2         Mr Marlay resigned from the Company on 16 June 2008.

[3] All directors took up their entitlement under the rights issue lodged with the Australian Securities and Investments Commission on 1 September 2008.

Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	33,147	—	13,716	46,863

(e) Loans to directors and executives

No loans were made to directors of Alumina Limited and other key management personnel of the Group, including their personally-related entities in 2009 and 2008.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

30. REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the Group, and its related practices:

	$Thousand
	2009	2008
Amounts received or due and receivable by PricewaterhouseCoopers Australia:
Audit and review of the financial reports	726	923

Other assurance services	233	337

Amounts received or due and receivable by related practices of PricewaterhouseCoopers Australia:
Overseas taxation services	66	318

Total	1,025	1,578	[1]

[1]	Additional fees were principally incurred in relation to funding activities

It is the Group’s policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the Group are important provided such arrangements do not compromise audit independence. These assignments are principally tax advice or where PricewaterhouseCoopers is awarded assignments on a competitive basis.

31. EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

Alumina Limited

With the commissioning of production at the Juruti mine and the Alumar refinery in Brazil almost complete during the second half of 2009, Alumina Limited is reaching the end of the investment program in Brazil. Greater production and cash flows to shareholders are expected from these assets in future. Going forward most dividends will be received in US dollars. The Board recognises that this changes the balance of factors that are assessed to determine Alumina Limited’s functional currency. Effective for the reporting period ending 31 December 2010, the Board has determined that Alumina Limited’s functional currency is US dollars. There will be no change to the AWAC financial statements.

On 6 April 2010, Alumina Limited advised that as part of its ongoing capital management strategy, its wholly owned subsidiary, Alumina Finance Limited, repurchased and cancelled US$50 million of its 2% Guaranteed Convertible Bonds which have a maturity date of 16 May 2013.

AWAC

On 1 March 2010, Alcoa of Australia Limited signed two long term electricity hedge agreements with Loy Yang Power Group to hedge its share of the supply of electricity to the Portland aluminium smelter (Portland Hedge) and the Point Henry aluminium smelter (Point Henry Hedge). The term of the hedges will be from 1 March 2010 and expire on 31 December 2036. The underlying transactions under the Portland Hedge will commence on 1 November 2016 and 1 August 2014 under the Point Henry Hedge on expiry of Alcoa’s electricity supply agreements with the State Electricity Commission of Victoria (established under the State Electricity Commission Act 1957), a statutory body owned by the Victorian Government. An estimate of the financial effect on Alumina Limited has not yet been made.

Other than the above, there are no significant events occurring after the balance sheet date.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2009—(Continued)

32. FINANCIAL REPORTING BY SEGMENT

(a) Segment Identification

Years ended 31 December 2009 and 31 December 2008

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC.

Alumina Limited has one reportable segment, namely the investment in the alumina/aluminium business through its equity interests in AWAC. Alumina Limited participates in AWAC through The Strategic Council, which consists of three members appointed by Alcoa Inc and two members appointed by Alumina Limited. Operational decisions are made by Alcoa Inc.

(b) Entity wide disclosures: Geographical location of assets

Year ended 31 December 2009	$Millions
Consolidated	Australia	Other	Total

Investments in Associates	1,394.5	2,160.7	3,555.2
Other assets	93.1	257.4	350.5
Liabilities	(357.4)	(295.6)	(653.0)

Consolidated net assets			3,252.7	[1]

Year ended 31 December 2008	$Millions
Consolidated	Australia	Other	Total

Investments in Associates	1,548.7	2,199.9	3,748.6
Other assets	147.9	2.1	150.0
Liabilities	(1,105.0)	(0.8)	(1,105.8)

Consolidated net assets			2,792.8	[1]

[1]	The split of geographical location of assets is limited to Australia and Other as it is not practicable to present in more detail.

Alumina Limited earns no revenue from external customers.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alumina Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, cash flows statements and statements of changes in equity present fairly, in all material respects, the financial position of Alumina Limited and its controlled entities (the “Group”) at 31 December 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b) in this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), International Standards on Auditing, and Australian Auditing Standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements

Report of Independent Registered Public Accounting Firm

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers

/s/ Pricewaterhouse Coopers LLP

Melbourne, Australia

May 25, 2010

Report of Independent Registered Public Accounting Firm

To the Members of the Strategic Council of

Alcoa World Alumina and Chemicals

In our opinion, the accompanying combined balance sheets and the related combined statements of income, members’ equity and cash flows present fairly, in all material respects, the financial position of Alcoa World Alumina and Chemicals (“AWAC”) at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AWAC’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Notes A and H to the combined financial statements, AWAC has significant transactions with related parties.

/s/ Pricewaterhouse Coopers LLP

Pittsburgh, Pennsylvania

February 25, 2010

Alcoa World Alumina and Chemicals

Combined Balance Sheet

Years Ended December 31, 2009, 2008, and 2007

(U.S. Dollars in millions)	2009	2008
Assets
Current assets
Cash and cash equivalents (A and M)	$203.4	$70.0
Receivables from customers	237.3	261.1
Related party receivables (H)	196.3	178.3
Other receivables	48.0	181.9
Related party notes receivable (H)	92.0	87.0
Inventories (A and D)	726.2	674.1
Prepaid expenses and other current assets	170.5	123.3

Total current assets	1,673.7	1,575.7

Properties, plants and equipment, net (A and E)	6,801.3	5,530.1
Investments (A and O)	270.6	237.3
Other assets (A and F)	1,214.5	947.8

Total assets	$9,960.1	$8,290.9

Liabilities
Current liabilities
Short-term borrowings and current portion of lease obligations (A, G and M)	$271.3	$181.6
Accounts payable, trade	534.8	723.8
Accounts payable, related party (H)	97.8	65.7
Accrued compensation and retirement costs	231.3	181.7
Taxes, including taxes on income	77.0	174.5
Deferred income taxes (L)	58.6	102.7
Other current liabilities	228.6	78.7

Total current liabilities	1,499.4	1,508.7

Capital lease obligations	46.1	30.0

Accrued pension benefits (J)	93.5	141.1

Accrued postretirement benefits (J)	65.6	30.6
Deferred alumina sales revenue (A)	132.6	140.6
Other noncurrent liabilities and deferred credits	268.7	161.2
Deferred income taxes (L)	249.7	255.1

Total liabilities	2,355.6	2,267.3

Contingencies and commitments (O)

Members’ Equity
Members’ equity	7,405.7	6,516.1
Accumulated other comprehensive income	198.8	(492.5)

Total members’ equity	7,604.5	6,023.6

Total liabilities and members’ equity	$9,960.1	$8,290.9

Alcoa World Alumina and Chemicals

Combined Statements of Income

Years Ended December 31, 2009, 2008, and 2007

(U.S. Dollars in millions)	2009	2008	2007

Revenues
Sales	$2,706.1	$3,743.4	$3,471.3
Sales to related parties (H)	1,371.9	2,566.0	2,331.1

	4,078.0	6,309.4	5,802.4

Costs and Expenses
Cost of goods sold (exclusive of expenses below)	3,711.7	4,821.8	4,001.1
Selling, general administrative, and other expenses	87.5	98.1	86.2
Research and development expenses	21.3	30.6	21.7
Provision for depreciation, depletion and amortization (A)	314.5	295.3	277.7
Restructuring and other charges (Q)	13.1	88.4	(0.4)
Interest expense	9.2	9.3	7.7
Other income, net (S)	(175.9)	(58.6)	(3.5)

	3,981.4	5,284.9	4,390.5

Income before income taxes	96.6	1,024.5	1,411.9

(Benefit) Provision for taxes on income (L)	(9.8)	432.5	458.6

Net income	$106.4	$592.0	$953.3

Alcoa World Alumina and Chemicals

Combined Statements of Cash Flows

Years Ended December 31, 2009, 2008, and 2007

(U.S. Dollars in millions)	2009	2008	2007

Cash from Operations
Net income	$106.4	$592.0	$953.3
Adjustments to reconcile net income to cash from operations
Depreciation, depletion and amortization	314.5	295.3	277.7
Deferred income taxes	(67.9)	(2.5)	(0.3)
Equity loss (income), net of dividends	22.7	6.4	(6.8)
Restructuring and other charges	13.1	88.4	(0.4)
Stock-based compensation (K)	4.0	5.0	4.7
Excess tax benefits from stock-based payment arrangements	—	(0.6)	(1.7)
Gain from acquisition of assets	(101.7)	—	—
Gain on sale of assets	(0.9)	—	—
Changes in assets and liabilities, excluding effects of acquisitions and foreign currency translation adjustments:
Decrease (increase) in receivables	188.6	(58.8)	78.8
Decrease (increase) in inventories	101.2	(189.9)	(67.0)
(Increase) decrease in prepaid expenses and other current assets	(21.3)	7.7	26.7
(Decrease) increase in accounts payable and accrued expenses	(130.3)	113.4	21.8
(Decrease) increase in taxes, including taxes on income	(123.4)	50.1	(208.6)
Net change in noncurrent assets and liabilities, and other	(368.8)	(255.1)	(175.2)

Cash (used for) provided from operations	(63.8)	651.4	903.0

Financing Activities
Net changes in short-term borrowings	89.6	68.1	19.4
Additions to capital lease obligations	16.2	30.0	—
Capital contributions	1,114.4	1,618.2	1,021.7
Dividends paid and return of capital to members	(335.2)	(736.7)	(914.1)
Excess tax benefits from share based payment arrangements	—	0.6	1.7

Cash provided from financing activities	885.0	980.2	128.7

Investing Activities
Capital expenditures	(763.0)	(1,530.5)	(1,235.7)
Acquisitions, net of cash acquired (R)	97.4	—	—
Additions to investments	(30.9)	(9.4)	(30.9)
Net change in related party note receivable (H)	(5.0)	(87.0)	100.0

Cash used for investing activities	(701.5)	(1,626.9)	(1,166.6)

Effect of exchange rate changes on cash and cash equivalents	13.7	(3.0)	8.1

Net change in cash and cash equivalents	133.4	1.7	(126.8)

Cash and cash equivalents
Cash and cash equivalents at beginning of year	70.0	68.3	195.1

Cash and cash equivalents at end of year	$203.4	$70.0	$68.3

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combined Statements of Members’ Equity

Years Ended December 31, 2009, 2008, and 2007

(U.S. Dollars in millions)	Comprehensive Income	Members’ Equity	Accumulated Other Comprehensive Loss (Income)	Total Members' Equity

Balance at December 31, 2006		$3,975.9	$51.8	$4,027.7
Comprehensive income:
Net income	$953.3	953.3	—	953.3
Foreign currency translation adjustments	282.1	—	282.1	282.1
Change in unrecognized gains and prior service cost related to pension and post-retirement benefit plans, net of tax	9.9	—	9.9	9.9
Unrecognized gains on derivatives, net of tax	—	—	—	—
Net change from periodic revaluations	12.7	—	12.7	12.7
Net amount reclassified to income	23.8	—	23.8	23.8

Comprehensive income	$1,281.8

Capital contribution (B)		1,021.7	—	1,021.7

Dividends paid and return of capital to members		(914.1)	—	(914.1)
Stock-based compensation		4.7	—	4.7
Other		(3.9)	—	(3.9)

Balance at December 31, 2007		$5,037.6	$380.3	$5,417.9

Comprehensive income
Net income	$592.0	592.0	—	592.0
Other comprehensive (loss) income:
Foreign currency translation adjustments	(693.2)	—	(693.2)	(693.2)
Change in unrecognized gains (losses) and prior service cost related to pension and post-retirement benefit plans, net of tax	(181.1)	—	(181.1)	(181.1)
Unrecognized gains (losses) on derivatives, net of tax
Net change from periodic revaluations	7.5	—	7.5	7.5
Net amount reclassified to income	(6.0)	—	(6.0)	(6.0)

Comprehensive loss	$(280.8)

Capital contribution (B)		1,618.2	—	1,618.2
Dividends paid		(736.7)	—	(736.7)
Stock-based compensation		5.0	—	5.0

Balance at December 31, 2008		$6,516.1	$(492.5)	$6,023.6

Comprehensive income
Net income	$106.4	106.4	—	106.4
Other comprehensive (loss) income:
Foreign currency translation adjustments	722.1	—	722.1	722.1
Change in unrecognized gains (losses) and prior service cost related to pension and post-retirement benefit plans, net of tax	19.8	—	19.8	19.8
Unrecognized gains (losses) on derivatives, net of tax
Net change from periodic revaluations	(50.4)	—	(50.4)	(50.4)
Net amount reclassified to income	(0.2)	—	(0.2)	(0.2)

Comprehensive income	$797.7

Capital contribution (B)		1,114.4	—	1,114.4
Dividends paid		(335.2)	—	(335.2)
Stock-based compensation		4.0	—	4.0

Balance at December 31, 2009		$7,405.7	$198.8 *	$7,605

*	Comprised of unrealized foreign currency translation adjustments of $384.6, unrecognized losses and prior service costs, net related to pension and post-retirement benefit plans of ($135.4), and unrecognized losses on derivatives of (50.4), all net of tax.

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

December 31, 2009 and 2008

(in millions)

A. Summary of Significant Accounting Policies

Basis of Presentation

The combined financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and require management to make certain judgments, estimates, and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They also may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates upon subsequent resolution of identified matters.

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

Related Party Transactions

AWAC sells alumina and aluminum to Alcoa. Additionally, Alcoa provides employee, administrative and other services to AWAC and AWAC has amounts due to and from related parties. These transactions are at negotiated arms-length terms. For additional information on related party transactions see Note H.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

Properties, Plants and Equipment

Properties, plants and equipment are recorded at cost. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets. For the Juruti mine, the units of production method is used to record depreciation. Gains or losses from the sale of assets are generally recorded in other income. Repairs and maintenance are charged to expense as incurred. Interest related to construction of qualifying assets is capitalized as part of construction costs. See Note E for additional information.

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

During the first quarter of 2008, AWAC completed a review of the estimated useful lives of its alumina refining and aluminum smelting facilities. Such a review was performed because considerable engineering data and other information indicated that the estimated useful lives of many of the assets in these businesses were no longer appropriate. As a result of this review, for the majority of its refining and smelting locations, AWAC extended the useful lives of machinery and equipment to an average of 26 years, (previously 16 years). The weighted average life for structures remained at 33 years.

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

The evaluation of impairment involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. AWAC uses a discounted cash flow model (“DCF model”) to estimate the current fair value of its reporting units when testing for impairment. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volumes and prices, costs to produce, tax rates, capital spending, discount rate and working capital changes. Most of these assumptions vary significantly among the reporting units. Cash flow forecasts are generally based on approved business unit operating plans for the early years’ cash flows and historical relationships in later years. The betas used in calculating the individual reporting units weighted average cost of capital (“WACC”) rate are estimated for each business.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

In 2009, the estimated fair values of both reporting units were in excess of their carrying values, resulting in no impairment. The impairments tests yielded similar results between 2009 and 2008, including a smaller excess for Primary Metals than had been the case historically. In 2008, the excess of the estimated fair value of Primary Metals over its carrying value was substantially less than in prior years due to the unprecedented decline in the LME price that occurred in the second half of the year. Historically, LME pricing levels and corresponding input costs (e.g., raw materials, energy) have generally trended in the same manner, resulting in relatively consistent cash margins over time. However, the decline in the LME price significantly outpaced any decreases in associated input costs, causing expected cash margins in the early years in the DCF model to be lower than normal and lower than long-term expectations. In 2009, the LME price increased gradually throughout the year and exceeded $2,000 (in whole dollars) per metric ton by the end of the year, resulting in higher undiscounted expected future cash flows for Primary Metals, as the historical trend between LME pricing levels and input costs began to return. However, Primary Metals’ WACC, the measure used by AWAC to discount expected future cash flows, increased from 8.4% in 2008 to 10.4% in 2009, effectively negating the positive impact the rising LME price had on expected future cash flows. As a result, Primary Metals’ fair value continued to exceed its carrying value even though the excess has not yet returned to levels prior to 2008.

In the event the estimated fair value of a reporting unit per the DCF model is less than the carrying value, additional analysis would be required. The additional analysis would compare the carrying amount of the reporting unit’s goodwill with the implied fair value of that goodwill, which may involve the use of valuation experts. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value amounts assigned to all of the assets and liabilities of that unit as if the reporting unit was acquired in a business combination and the fair value of the reporting unit represented the purchase price. If the carrying value of goodwill exceeds its implied fair value, an impairment loss equal to such excess would be recognized, which could significantly and adversely impact reported results of operations and members’ equity.

Computer software costs consist primarily of software costs associated with an enterprise business solution (“EBS”). Capitalized EBS costs are amortized over ten years.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

Deferred Alumina Sales Revenue

AWAC periodically enters into long-term supply contracts with alumina and aluminum customers and receives advance payments for product to be delivered in future periods. These advance payments are recorded as deferred revenue, and revenue is recognized as shipments are made and title, ownership, and risk of loss pass to the customer during the term of the contracts. As a result, prepayment of $240.0 related to an agreement with a third party customer received in 1997, is being amortized over the life of the contract based on the tonnage shipped. The amount of the prepayment still deferred at December 31, 2009 and 2008 was $124.0 and $132.0, respectively. The amount of revenue recognized related to this agreement was $8.0 for each of the years ended December 31, 2009, 2008 and 2007.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

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

Stock-Based Compensation

Certain employees of AWAC receive stock options under Alcoa’s Long Term Stock Incentive Plan, and AWAC receives charges for stock option exercises under this plan. AWAC accounts for stock- based compensation expense for employee equity grants using the non-substantive vesting period approach, in which the expense (net of estimated forfeitures) is recognized ratably over the requisite service period based on the grant date fair value. Determining the fair value of stock options at the grant date requires judgment including estimates for the average risk-free interest rate, expected volatility, expected exercise behavior, expected dividend yield, and expected forfeitures.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

Participants can choose whether to receive their award in the form of stock options, restricted share units (stock awards), or a combination of both. This choice is made before the grant is issued and is irrevocable.

As part of Alcoa’s stock-based compensation plan design, individuals that are retirement-eligible have a six-month requisite service period in the year of grant. Equity grants are issued in January each year. As a result, a larger portion of expense will be recognized in the first and second quarters of each year for these retirement-eligible employees. Compensation expense recorded in 2009 was $4.0 ($2.7 after tax). Of this amount, $0.8 pertains to the acceleration of expense related to retirement-eligible employees.

On December 31, 2005, Alcoa accelerated the vesting of 0.8 million unvested stock options granted to employees of AWAC in 2004 and on January 13, 2005. The 2004 and 2005 accelerated options had weighted average exercise prices of $35.60 and $29.54, respectively. The decision to accelerate the vesting of the 2004 and 2005 options was made primarily to avoid recognizing the related compensation expense in future combined financial statements upon the adoption of a new accounting standard. The accelerated vesting of the 2004 and 2005 stock options reduced AWAC’s after-tax stock option compensation expense by $2.1 in 2007. See Note K for additional information.

Derivatives and Hedging

Derivatives are held for purposes other than trading and are part of a formally documented risk management program. For derivatives designated as cash flow hedges, AWAC measures hedge effectiveness by formally assessing, at least quarterly, the probable high correlation of the expected future cash flows of the hedged item and the derivative hedging instrument. The ineffective portions of these hedges are recorded in other income or expense in the current period. If the hedging relationship ceases to be highly effective or it becomes probable that an expected transaction will no longer occur, future gains or losses on the derivative are recorded in other income or expense.

AWAC accounts for hedges of foreign currency exposures and certain forecasted transactions as cash flow hedges. The fair values of the derivatives are recorded in other current and noncurrent assets and liabilities in the Combined Balance Sheet. The effective portions of the changes in the fair values of these derivatives are recorded in other comprehensive loss and are reclassified to sales or other income or expense in the period in which earnings are impacted by the hedged items or in the period that the transaction no longer qualifies as a cash flow hedge. These contracts cover the same periods as known or expected exposures, generally not exceeding two years.

If no hedging relationship is designated, the derivative is marked to market through earnings.

Cash flows from derivatives are recognized in the combined statement of cash flows in a manner consistent with the underlying transactions. See Note M for additional information.

Foreign Currency

The local currency is the functional currency for AWAC’s significant operations outside the U.S., except in Brazil, Jamaica and Suriname, which use the U.S. dollar. The determination of the functional currency in these countries is made based on the appropriate economic and management indicators.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

Other Income/Loss

Transactions which result in a gain or loss that are not part of ongoing operations are classified in other income/loss in the income statement. During 2008, management terminated an arrangement for use of a shipping vessel which resulted in approximately $25.0 in income. During 2009, a gain on the acquisition of a BHP Billiton (BHP) subsidiary, which holds part of the joint venture in Suriname, resulted in approximately $101.7 in income. (See Note R for additional information).

Recently Adopted Accounting Standards

On September 30, 2009, AWAC adopted changes issued by the Financial Accounting Standards Board (FASB) to the authoritative hierarchy of GAAP. These changes establish the FASB Accounting Standards Codification (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the Combined Financial Statements.

Fair Value Accounting

On January 1, 2008, AWAC adopted changes issued by the FASB to the use of fair value accounting. These changes permit entities to choose to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option) with changes in fair value reported in earnings. The adoption of these changes had no impact on the Combined Financial Statements as management did not elect the fair value option for any other financial instruments or certain other assets and liabilities.

On January 1, 2008, AWAC adopted changes issued by the FASB to fair value accounting as it relates to financial assets and financial liabilities. On January 1, 2009, AWAC adopted these same changes for all other nonfinancial assets and nonfinancial liabilities (the difference in adoption dates was due to a change issued by the FASB on February 12, 2008, delaying the effective date of the fair value accounting changes for certain nonfinancial assets and nonfinancial liabilities). These changes define fair value, establish a framework for measuring fair value in GAAP, and expand disclosures about fair value measurements. This guidance applies to other GAAP that require or permit fair value measurements and is to be applied prospectively with limited exceptions. For financial assets and financial liabilities, other than the required disclosures, the adoption of these changes had no impact on the Combined Financial Statements. For nonfinancial assets and nonfinancial liabilities, the adoption of these changes had no impact on the Combined Financial Statements. These provisions will be applied at such time a fair value measurement of a nonfinancial asset or nonfinancial liability is required, which may result in a fair value that is materially different than would have been calculated prior to the adoption of these changes.

Effective January 1, 2008, AWAC adopted a change issued by the FASB on February 14, 2008 to the scope of the changes to fair value accounting that were adopted by AWAC on January 1, 2008. This change resulted in the exclusion of existing guidance that addresses fair value measurements for purposes of lease classification or measurement, except for assets and liabilities related to leases assumed in a business combination that are required to be measured at fair value, from the changes to fair value accounting. The adoption of this change had no impact on the Combined Financial Statements.

Effective September 30, 2008, AWAC adopted changes issued by the FASB on October 10, 2008 for determining the fair value of a financial asset when the market for that asset is not active. These changes clarify the application of fair value accounting in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The adoption of these changes had no impact on the Combined Financial Statements.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

On June 30, 2009, AWAC adopted changes issued by the FASB to fair value accounting. These changes provide additional guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased and includes guidance for identifying circumstances that indicate a transaction is not orderly. This guidance is necessary to maintain the overall objective of fair value measurements, which is that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The adoption of these changes had no impact on the Combined Financial Statements.

On October 1, 2009, AWAC adopted changes issued by the FASB to fair value accounting for liabilities. These changes clarify existing guidance that in circumstances in which a quoted price in an active market for the identical liability is not available, an entity is required to measure fair value using either a valuation technique that uses a quoted price of either a similar liability or a quoted price of an identical or similar liability when traded as an asset, or another valuation technique that is consistent with the principles of fair value measurements, such as an income approach (e.g., present value technique). This guidance also states that both a quoted price in an active market for the identical liability and a quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The adoption of these changes had no impact on the Combined Financial Statements.

On June 30, 2009, AWAC adopted changes issued by the FASB to the recognition and presentation of other-than-temporary impairments. These changes amend existing other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities. The adoption of these changes had no impact on the Combined Financial Statements.

Pension Plans and Other Postretirement Benefits

On December 31, 2009, AWAC adopted changes issued by the FASB to employers’ disclosures about postretirement benefit plan assets. These changes provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This guidance is intended to ensure that an employer meets the objectives of the disclosures about plan assets in an employer’s defined benefit pension or other postretirement plan to provide users of financial statements with an understanding of the following: how investment allocation decisions are made; the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in plan assets; and significant concentrations of risk within plan assets. Other than the required disclosures (see Note J), the adoption of these changes had no impact on the Combined Financial Statements.

Effective December 31, 2008, AWAC adopted a change issued by the FASB in September 2006, among other changes that were previously adopted effective December 31, 2006, to accounting for defined benefit pension and other postretirement plans. This change requires an employer to measure the funded status of each of its plans as of the date of its year-end statement of financial position. See Note J for additional information.

On January 1, 2008, AWAC adopted changes issued by the FASB to accounting for collateral assignment split-dollar life insurance arrangements. These changes require an employer to recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with existing guidance for accounting for postretirement benefits other than pensions or accounting for deferred compensation contracts if the employer has agreed to maintain a life insurance policy during the employee’s retirement or provide the employee with a death benefit based on the substantive arrangement with the employee. This guidance also requires an employer to recognize and measure the asset in a collateral assignment split-dollar life insurance arrangement based on the nature and substance of the arrangement. The adoption of these changes had no impact on the Combined Financial Statements.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

Derivative Instruments and Hedging Activities

On January 1, 2009, AWAC adopted changes issued by the FASB to disclosures about derivative instruments and hedging activities. These changes require enhanced disclosures about an entity’s derivative and hedging activities, including (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Other than the required disclosures (see the Derivatives section of Note M), the adoption of these changes had no impact on the Combined Financial Statements.

On January 1, 2008, AWAC adopted changes issued by the FASB to the offsetting of amounts related to certain contracts. These changes permit entities that enter into master netting arrangements as part of their derivative transactions to offset in their financial statements net derivative positions against the fair value of amounts (or amounts that approximate fair value) recognized for the right to reclaim cash collateral or the obligation to return cash collateral under those arrangements. The adoption of these changes did not impact the Combined Balance Sheet as of December 31, 2009 and 2008 as no cash collateral was held or posted.

On January 1, 2008, AWAC adopted changes issued by the FASB involving the application of the shortcut method to certain hedging activities. These changes provide guidance on certain practice issues related to the application of the shortcut method by amending existing guidance with respect to the conditions that must be met in order to apply the shortcut method for assessing hedge effectiveness of interest rate swaps. In addition to applying these changes to hedging arrangements designated on or after January 1, 2008, an assessment was required to be made on January 1, 2008 to determine whether pre-existing hedging arrangements met this guidance as of their original inception. Management performed such an assessment and determined that the adoption these changes had no impact on preexisting hedging arrangements. AWAC will apply these changes to future hedging arrangements so designated.

Income Taxes

On January 1, 2007, AWAC adopted changes issued by the FASB to accounting for income taxes. These changes prescribe a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements, uncertain tax positions that it has taken or expects to take on a tax return. This guidance requires that a company recognize in its financial statements the impact of tax positions that meet a “more likely than not” threshold, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Effective January 1, 2007, AWAC adopted changes issued by the FASB on May 2, 2007 to accounting for income taxes. These changes provide guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The term “effectively settled” replaces the term “ultimately settled” when used to describe recognition, and the terms “settlement” or “settled” replace the terms “ultimate settlement” or “ultimately settled” when used to describe measurement of a tax position. The guidance clarifies that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

Other than the required disclosures (see Note L), the adoption of these changes had no impact on the accompanying Combined Financial Statements.

Other

On June 30, 2009, AWAC adopted changes issued by the FASB to accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued, otherwise known as “subsequent events.” Specifically, these changes set forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of these changes had no impact on the Combined Financial Statements as management already followed a similar approach prior to the adoption of this new guidance.

On January 1, 2009, AWAC adopted changes issued by the FASB to accounting for intangible assets. These changes amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset in order to improve the consistency between the useful life of a recognized intangible asset outside of a business combination and the period of expected cash flows used to measure the fair value of an intangible asset in a business combination. The adoption of these changes had no impact on the Combined Financial Statements.

Recently Issued Accounting Standards

In June 2009, the FASB issued changes to the accounting for variable interest entities. These changes require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity; to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity; to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity; to add an additional reconsideration event for determining whether an entity is a variable interest entity when any changes in facts and circumstances occur such that holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity’s economic performance; and to require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. These changes become effective for AWAC on January 1, 2010. Management has determined that the adoption of these changes will not have an impact on the Combined Financial Statements.

In June 2009, the FASB issued changes to the accounting for transfers of financial assets. These changes remove the concept of a qualifying special-purpose entity and remove the exception from the application of variable interest accounting to variable interest entities that are qualifying special-purpose entities; limits the circumstances in which a transferor derecognizes a portion or component of a financial asset; defines a participating interest; requires a transferor to recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer accounted for as a sale; and requires enhanced disclosure; among others. These changes become effective for AWAC on January 1, 2010. Management has determined that the adoption of these changes will not have an impact on the Combined Balance Sheet.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

In October 2009, the FASB issued changes to revenue recognition for multiple-deliverable arrangements. These changes require separation of consideration received in such arrangements by establishing a selling price hierarchy (not the same as fair value) for determining the selling price of a deliverable, which will be based on available information in the following order: vendor-specific objective evidence, third-party evidence, or estimated selling price; eliminate the residual method of allocation and require that the consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, which allocates any discount in the arrangement to each deliverable on the basis of each deliverable’s selling price; require that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis; and expand the disclosures related to multiple-deliverable revenue arrangements. These changes become effective for AWAC on January 1, 2011. Management has determined that the adoption of these changes will not have an impact on the Combined Financial Statements, as AWAC does not currently have any such arrangements with its customers.

Reclassifications and Adjustments

Certain individual line items included within the “Cash (used for) provided from operations” in the statement of cash flows for 2008 and 2007 were adjusted to exclude the impact of foreign currency translation and to conform to the 2009 presentation. Additionally, certain other 2008 and 2007 amounts in the combined financial statements included herein were reclassified to conform to the 2009 financial statement presentation.

B. Nature of Operations

In December 1994 and January 1995, Alcoa and Alumina Limited entered into a multi-step transaction to restructure and combine the ownership of their respective worldwide bauxite, alumina and alumina-based chemicals businesses and investments into a group of companies known collectively as AWAC. AWAC is owned 60% by Alcoa and 40% by Alumina Limited.

Primarily all bauxite mined by AWAC entities is refined into alumina by AWAC through a chemical process. The alumina is then sold to customers to be smelted into primary aluminum. Approximately 55%, 54%, and 41% of AWAC’s respective 2009, 2008, and 2007 alumina production was sold to Alcoa. In addition, Alcoa of Australia (“AofA”), the largest entity within AWAC, operates integrated aluminum facilities in Australia including mining, refining and smelting operations. Approximately 77%, 78%, and 77% of AofA’s 2009, 2008, and 2007 revenues of $2,115.6, $3,999.7, and $3,739.3, respectively, were derived from alumina, and the balance was derived principally from primary aluminum.

During 2009, AWAC received capital calls of $1,114.4. The contributions were primarily used to fund the continued construction of a new bauxite mine and refinery in Juruti, both of which were placed in operation in late 2009. The remaining capital contributions were used to fund the repayment of loans.

During 2008, AWAC received capital calls of $1,549.2. The contributions were primarily used to fund the construction of a new bauxite mine and refinery in Juruti. The remaining capital contributions were used to fund capital needs of AWA LLC’s wholly owned subsidiary AMJ. Additionally, Enterprise Partnership was formed with a $69.0 contribution from the partners of AWAC. Enterprise Partnership was created to fund capital calls of the partners of AWAC.

During 2007, AWAC received capital calls of $1,021.7. The contributions were primarily used to fund the construction of a new bauxite mine and refinery in Juruti which is owned by AWA Brasil Participoes, Ltd. The remaining capital contributions were used to fund capital needs of AWA LLC’s wholly owned subsidiary AMJ.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

The following summarizes the concentrations of sales and net assets by major geographic region (including sales to related parties):

	2009	2008	2007
Sales
Australia	$2,115.6	$3,986.8	$3,735.1
U.S.	1,400.3	1,204.8	1,016.3
Other	562.1	1,117.8	1,051.0

Total sales	$4,078.0	$6,309.4	$5,802.4

	2009	2008
Net assets
Australia	$3,189.2	$2,452.2
Brazil	3,411.2	2,025.4
U.S.	336.1	851.5
Other	668.0	694.5

Total net assets	$7,604.5	$6,023.6

C. Asset Retirement Obligations

AWAC has recorded AROs related to legal obligations associated with the normal operations of bauxite, mining, alumina refining, and aluminum smelting facilities. These AROs consist primarily of costs associated with spent pot lining disposal, closure of bauxite residue areas, mine reclamation, and landfill closure.

In additional to the above AROs, certain CAROs related to alumina refineries and aluminum smelters have not been recorded in the Combined Financial Statements due to uncertainties surrounding the ultimate settlement date. Such uncertainties exist as a result of the perpetual nature of the refineries and smelters, maintenance upgrade programs and other factors. At the date a reasonable estimate of the ultimate settlement date can be made, AWAC would record a retirement obligation for the removal, treatment, transportation, storage and (or) disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, PCBs, various process residuals, solid wastes, electronic equipment waste and various other materials. If AWAC was required to shutdown all such facilities immediately, the estimated CARO as of December 31, 2009 ranges from $3.1 to $26.9 per facility (11 structures) in today’s dollars.

The following table details the changes in the carrying amounts of AROs at December 31:

	2009	2008

Balance at beginning of year	$133.3	$128.2
Accretion expense	7.8	8.1
Liabilities incurred	66.4	25.2
Payments	(4.5)	(4.8)
Translation and other	33.5	(23.4)

Balance at end of year	$236.5	$133.3

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

D. Inventories

	2009	2008

Finished goods	$23.9	$23.6
W ork-in-process	96.8	63.7
Bauxite and alumina	268.0	189.7
Purchased raw materials	190.1	278.8
Operating supplies	147.4	118.3

	$726.2	$674.1

Approximately 19% of total inventories at December 31, 2009 and 2008, respectively, were valued on a LIFO basis. If valued on an average cost basis, total inventories would have been $77.5 and $100.8 higher at the end of 2009 and 2008, respectively.

E. Properties, Plants, and Equipment, net

	2009	2008

Land and land rights, including mines	$246.1	$150.2
Structures	3,905.1	1,920.0
Machinery and equipment	6,144.9	4,365.5

	10,296.1	6,435.7

Less: Accumulated depreciation and depletion	4,628.4	3,668.3

	5,667.7	2,767.4

Construction work in progress	1,133.6	2,762.7

	$6,801.3	$5,530.1

F. Other Assets

	2009	2008

Deferred mine development	$171.2	$126.4
Deferred income taxes	203.4	229.8
Prepaid pension benefit	59.5	14.4
Deferred charges and other	703.0	505.7
Goodwill	40.7	33.6
Intangibles	36.7	37.9

	$1,214.5	$947.8

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

G. Short-Term Borrowings and Capital Lease Obligations

During 2009, Alumina Espanola received advances from Aluminio Espanol (100% owned by Alcoa) under a line of credit to fund working capital needs. The amount outstanding under this arrangement is $229.4 at December 31, 2009. During 2008, Alumina Espanola received advances from the partners of AWAC and entered into a revolving credit facility to fund working capital needs. This note expired on December 31, 2009. The borrowing rate was 4.94% at December 31, 2008. Outstanding amounts under this arrangement were $127.0 at December 31, 2008.

AofA has capital lease obligations recorded, primarily related to mining equipment and the Booragoon office. Outstanding amounts under these leases classified as short-term are $2.3 and $0.4 at December 31, 2009 and 2008, respectively. During 2008, AWA Brazil entered into a capital lease obligation for energy assets. The term of this arrangement is for five years. Annual payments of approximately $7.0 are required. Amounts outstanding under this arrangement were $42.9 ($8.8 short-term) and $36.4 ($6.2 short-term) as of December 31, 2009 and 2008.

In May 2001, Alcoa entered into a loan agreement with AAC LLC whereby AAC LLC may borrow funds from Alcoa in various installments or “draw downs.” Each individual “draw down” has its own maturity not to exceed 60 days, and bears interest at the rate for deposits in U.S. dollars equal to Alcoa’s one-month borrowing rate in the commercial market. Amounts outstanding under this arrangement were $3.0 and $7.3 as of December 31, 2009 and 2008, respectively.

During 2006, AofA received advances from its joint venture partners in the Portland smelter. These advances are repayable upon demand. These advances accrue interest at the Australian dollar official cash rate less five basis points. The rate was 4.2% at December 31, 2008. Amounts outstanding under this arrangement were $1.4 at December 31, 2008. There were no advances outstanding at December 31, 2009.

AWAC participates in computerized payable settlement arrangements with certain vendors and third-party intermediaries. As of December 31, 2009 and 2008, short-term borrowings included $27.7 and $39.2, respectively, of amounts that will be paid through the third-party intermediaries. The arrangements provide that, at the vendor’s request, the third-party intermediary advances the amount of the scheduled payment to the vendor, less an appropriate discount, before the scheduled payment date. AWAC makes payment to the third-party intermediary on the date stipulated in accordance with the commercial terms negotiated with its vendors. Imputed interest on the borrowings were $0.9, $2.1 and $3.5 in 2009, 2008 and 2007, respectively. See Note A for additional information.

H. Related Party Transactions

AWAC is controlled by its majority owner, Alcoa. AWAC receives related party sales revenues for alumina and chemical products sold to:

	2009	2008	2007

Alcoa	$1,371.9	$2,539.7	$2,313.4
Other	—	26.3	17.7

	$1,371.9	$2,566.0	$2,331.1

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

The terms for all transactions and agreements between related parties and AWAC are established by negotiation between the parties.

Certain entities within AWAC have entered into contractual agreements with Alcoa for employee services (principally related to employees of the U.S. operations), an administrative services agreement, a commodity hedging agreement and an alumina sales agreement. Total costs incurred by AWAC for these agreements were approximately $69.0 in 2009, $80.3 in 2008, and $79.7 in 2007. AWAC also has a long-term bauxite purchase agreement with a partially-owned entity. Total purchases under this agreement were approximately $149.0, $199.5 and $142.9 during 2009, 2008 and 2007, respectively.

In 2009, 2008 and 2007, AWAC was charged and paid $1.0, $3.2 and $9.7, respectively, for stock option exercises and restricted share unit distributions under Alcoa stock incentive plans. These amounts were reflected as a dividend paid to partners, net of $0.3 in 2009, $1.0 in 2008 and $3.4 in 2007.

Casualty Losses

AWAC reduced cost of goods sold by $7.7, $5.7 and $13.2 for business interruption proceeds and reduced cost of goods sold by $6.7, $4.2 and $2.8 for property damage caused by Hurricane Dean to the Jamalco facility for the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2008, a receivable from the Alcoa-related insurance company of $4.9 remained for this claim. At December 31, 2009, there is no receivable related to this claim.

Related Party Notes Receivable

In 2009, AWAC received $97.4 in cash as part of the acquisition of the BHP subsidiary that holds an interest in Suriname. This cash is being held in a bank account in Alcoa Global Treasury Services (AGTS). At December 31, 2009, the value of this note receivable with AGTS is $92.0. Interest is accrued at a rate of 0.7%. In December 2008, AWAC advanced $87.0 to the partners of AWAC. The partners repaid the $87.0 loan to AWAC on January 2, 2009. Interest was accrued at a rate of 6%. These notes are short-term in nature with durations in terms of days.

I. Lease Expense

Certain equipment, including process control hardware and software, as well as warehousing, office space, and ocean going vessels are under operating lease agreements. Total expense from continuing operations for all leases was $80.0 in 2009, $81.3 in 2008 and $73.8 in 2007. Under operating leases, minimum annual rentals are $60.3 in 2010, $47.8 in 2011, $18.3 in 2012, $10.9 in 2013, $5.6 in 2014 and a total of $19.1 for 2015 and thereafter.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

The table below reflects the status of AWAC’s pension and postretirement benefit plans.

	Pension Benefits		Postretirement Benefits
	2009	2008	2009	2008

Change in benefit obligation
Benefit obligation at beginning of year	$705.6	$796.3	$36.2	$44.6
Service cost	32.2	29.5	0.4	0.7
Interest cost	49.4	46.3	3.1	2.7
Amendments	—	—	0.1	—
Actuarial (gains) losses	(3.1)	3.5	4.1	(7.7)
Benefits paid	(82.1)	(64.5)	(2.7)	(2.0)
Participants’ contributions	15.1	16.9	—	—
Acquisition	54.6	—	26.4	—
Exchange rate	141.7	(122.4)	2.5	(2.1)

Projected benefit obligation at end of year	$913.4	$705.6	$70.1	$36.2

Change in plan assets
Fair value of plan assets at beginning of year	$577.8	$939.5	$—	$—
Actual return on plan assets	81.8	(243.9)	—	—
Employer contributions	101.9	29.5	—	—
Participants’ contributions	15.1	16.9	—	—
Benefits paid	(82.1)	(64.5)	—	—
Administrative expenses	(17.3)	(9.7)	—	—
Acquisition	94.0	—	—	—
Exchange rate	108.9	(90.0)	—	—

Fair value of plan assets at end of year	$880.1	$577.8	$—	$—

Funded status	$(33.3)	$(127.8)	$(70.1)	$(36.2)
Amounts attributed to joint venture partners	(0.7)	1.1	1.1	3.7

Net funded status	$(34.0)	$(126.7)	$(69.0)	$(32.5)

Amounts recognized in the Combined Balance Sheets consist of:
Noncurrent assets	$59.5	$14.4	$—	$—
Current liabilities	—	—	3.5	(1.9)
Noncurrent liabilities	(93.5)	(141.1)	65.5	(30.6)

Net amount recognized	$(34.0)	$(126.7)	$69.0	$(32.5)

Amounts recognized in accumulated other comprehensive income consist of:
Net actuarial loss (gain)	$285.1	$264.2	$(27.7)	$(32.9)
Prior service cost	6.5	9.6	2.6	2.7

Total, before tax effect	291.6	273.8	(25.1)	(30.2)

Less: Amounts attributed to joint venture partners	8.6	7.0	0.5	0.4

Net amount recognized, before tax effect	$283.0	$266.8	$(25.6)	$(30.6)

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

	Pension Benefits		Postretirement Benefits
	2009	2008	2009	2008
Components of net periodic benefit costs
Service cost	$30.9	$28.5	$0.4	$0.7
Interest cost	47.0	45.2	3.0	2.7
Expected return on plan assets	(52.1)	(66.4)	—	—
Amortization of prior service cost	3.1	3.8	0.4	0.5
Recognized actuarial losses (gains)	16.9	—	(2.8)	(2.1)

Net periodic benefit costs	$45.8	$11.1	$1.0	$1.8

	Pension Benefits		Postretirement Benefits
	2009	2008	2009	2008
Other changes in Plan assets and benefit obligations recognized in other comprehensive income consist of
Net loss (gain)	$37.8	$286.5	$2.4	$(6.4)
Amortization of net (loss) gain	(16.9)	—	2.8	2.1
Prior service cost (benefit)	—	(0.1)	0.3	(0.2)
Amortization of prior service (cost) benefit	(3.1)	(3.8)	(0.4)	(0.5)

Totals before tax effect	17.8	282.6	5.1	(5.0)

Less: Amounts attributed to joint venture partners	1.6	7.9	0.1	(0.3)

Net amount recognized before tax effect	$16.2	$274.7	$5.0	$(4.7)

	Pension Benefits 2010	Postretirement Benefits 2010

Amounts expected to be recognized in net periodic benefit cost
Prior service cost recognition	$3.1	$0.5
Actuarial loss (gain) recognition	18.2	(2.3)

The accumulated benefit obligation for all defined benefit pension plans was $878.5 and $688.3 at December 31, 2009 and 2008, respectively.

The aggregate accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $716.3 and $619.5, respectively, as of December 31, 2009. The aggregate accumulated benefit obligation and fair value of plan assets with accumulated benefit obligations in excess of plan assets were $702.3 and $619.5, respectively, as of December 31, 2008. The significant decline in the fair value of plan assets during 2008 caused the pension plans to be in an underfunded status as of December 31, 2009 and 2008.

The unrecognized actuarial gain for postretirement benefit plans at December 31, 2009 of $27.7 primarily resulted from benefit payment projections exceeding actual payments. To the extent those gains exceed certain thresholds, the excess will continue to be recognized. Generally, these amounts are amortized over the estimated future service of plan participants, which is 13 years.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

Assumptions

Weighted average assumptions used to determine benefit obligations at December 31:

	2009	2008

Weighted average assumptions
Discount rate, at year end	5.88%	6.59%
Rate of compensation increase	4.08%	4.33%

The discount rate is based upon a yield available on government bonds with a term suitable to match the liabilities.

Weighted average assumptions used to determine the net cost for years ended December 31:

	2009	2008	2007

Weighted average assumptions
Discount rate, at year end	6.59%	5.90%	5.85%
Expected long-term return on plan assets	7.92%	7.75%	7.78%
Rate of compensation increase	4.33%	3.65%	3.67%

The expected return on plan assets is based on historical performance as well as expected future rates of return on plan assets considering the current investment portfolio mix and the long-term investment strategy.

Assumed health care cost trend rates at December 31:

	2009	2008	2007

Health care cost trend rate assumed for next year	6.5%	6.5%	7.0%
Rate to which the cost trend rate gradually declines	5.0%	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain	2014	2013	2012

The health care cost trend rate in the calculation of the 2008 benefit obligations was 6.5% from 2008 to 2009 and 6.5% from 2009 to 2010. Actual annual health care trend experience over the past three years has ranged from (6.2)% to 0.3%. Due to the decline in the health care trend experience in recent years, a 6.5% trend rate will be maintained for 2010.

Assumed health care cost trend rates have an effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease

Effect on total of service and interest cost components	$0.7	$(0.6)
Effect on postretirement benefit obligations	10.0	(8.3)

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

Plan Assets

AWAC’s pension plans’ investment policy, weighted average asset allocations at December 31, 2009 and 2008, and target allocations for 2010, by asset category, are as follows:

	Policy	Plan Assets at December 31,
	Range	2009	2008

Asset Category
Equity securities	20-90%	39%	47%
Debt securities	0-40%	48%	36%
Real estate	0-30%	7%	10%
Other	0-40%	6%	7%

		100%	100%

The basic goal underlying pension plan investment policy is to ensure that the assets of the plan, along with expected plan sponsor contributions, will be invested in a prudent manner to meet the obligations of the plan as those obligations come due. Investment practices must comply with applicable laws and regulations.

Each of the AWAC’s pension plans has its own Policy Range and their assets at year end are within those ranges. The Australia Pension Plan Assets approximate 60% of the total assets and therefore, their Policy Range is disclosed. Due to the asset allocations among the various plans, the plan assets disclosed at year end may fall outside of the disclosed Policy Range.

Numerous asset classes with differing expected rates of return, return volatility and correlations are utilized to reduce risk by providing diversification. Debt securities comprise a significant portion of the portfolio due to their plan-liability-matching characteristics and to address the plans’ cash flow requirements. Cash and cash equivalents represent 15% and 9% of the other asset category at December 31, 2009 and 2008, respectively. Additionally, diversification of investments within each asset class is utilized to further reduce the impact of losses in single investments. The use of derivative instruments is permitted where appropriate and necessary for achieving overall investment policy objectives. Currently, the use of derivative instruments is not significant when compared to the overall investment portfolio.

The following section describes the valuation methodologies used by the trustee to measure the fair value of pension and postretirement benefit plan assets, including an indication of the level in the fair value hierarchy in which each type of asset is generally classified.

Equity Securities These securities consist of direct investments in the stock of publicly traded companies. Such investments are valued based on the closing price reported in an active market on which the individual securities are traded. As such, the direct investments are generally classified in Level 1, while the commingled funds are generally classified in Level 2.

Equity Securities (Commingled Funds) These securities consist of the plans’ share of commingled funds that are invested in the stock of publicly traded companies. Such investments are valued at the net asset value of shares held at December 31st. As such, these securities are generally included in Level 2.

Debt Securities These securities consist of publicly traded U.S. and non-U.S. fixed interest obligations (principally corporate bonds and debentures). Such investments are valued through consultation and evaluation with brokers in the institutional market using quoted prices and other observable market data. As such, a portion of these securities are included in both Level 1 and 2.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

Other Investments These investments include, among others, cash and cash equivalents, exchange traded funds, real estate investment trusts, and direct investments of private real estate and private equity. Cash and cash equivalents consist of government securities with maturities less than one year and commingled funds. Such investments are generally valued using quoted prices or observable market data. As such, these funds are included in both Level 1 and 2. Exchange traded funds, such as gold, and real estate investment trusts are valued based on the closing price reported in an active on which the investments are traded, and therefore, are included in Level1.

Direct investments of private real estate and private equity are valued by investment managers based on the most recent financial information available, which typically represents significant unobservable data. As such, these investments are generally classified as Level 3. If fair value is able to be determined through the use of quoted market prices of similar assets or other observable market data, then the investments are classified in Level 2.

The fair value methods described above may not be indicative of net realizable value or reflective of future fair values. Additionally, while AWAC believes the valuation methods used by the plans’ trustee are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the fair value of pension and postretirement plan assets classified under the appropriate level of the fair value hierarchy as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Equity securities	$242.6	$—	$—	$242.6
Equity securities (commingled funds)	—	96.7	—	96.7
Debt securities	325.3	92.9	—	418.2
Other investments	17.5	48.2	55.7	121.4

Total *	$585.4	$237.8	$55.7	$878.9

*	The total fair value of pension assets excludes a net receivable of $1.2 which represents interest and dividends earned on various investments.

Pension and postretirement benefit plan assets classified as Level 3 in the fair value hierarchy represent alternative investments in which the trustee has used significant unobservable inputs in the valuation model. The following table presents a reconciliation of activity for such alternative investments:

2009

Balance at beginning of year	$50.8
Realized gains	1.1
Unrealized losses	(6.1)
Purchases, sales, issuances and settlements	2.6
Exchange rate	7.3
Transfers in and (or) out of Level 3	—

Balance at end of year	$55.7

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

Cash Flows

The minimum required cash contribution to the pension plans in 2010 is estimated to be $62.6.

Benefit payments expected to be paid to plan participants are as follows:

	Pension	Postretirement
	Benefits	Benefits

Years Ending December 31,
2010	$103.4	$3.5
2011	82.5	3.9
2012	84.8	4.0
2013	86.2	4.2
2014	86.6	4.3
2015 through 2019	442.7	23.7

	$886.2	$43.6

Other Plans

Certain AWAC employees participate in a number of defined contribution pension plans sponsored by Alcoa. Expenses were $30.1 in 2009, $31.6 in 2008 and $26.5 in 2007.

Certain AWAC employees participate in postretirement plans and pension plans sponsored by Alcoa. Total expenses related to these plans were $5.4 and $2.5 in 2009, $5.5 and $2.5 in 2008, and $5.8 and $3.2 in 2007, respectively.

K. Stock-Based Compensation

Stock options under Alcoa’s stock-based compensation plans have been granted at not less than market prices on the dates of grant. For performance stock options granted in 2009, the final number of options granted is based on adjusted free cash flow against a pre-established target. For performance stock options granted in 2008 and 2007, the final number of options granted was based on the outcome of annual return on capital results against the results of a comparator group of companies. Stock option features based on date of original grant are as follows:

Reload
Date of Original Grant	Vesting	Term	Feature

2002 and prior	One year	10 years	One reload over option term
2003	3 years ( 1/3 each year)	10 years	One reload in 2004 for 1/3 vesting in 2004
2004 - 2009	3 years ( 1/3 each year)	6 years	None

In addition to the stock options described above, Alcoa granted restricted share units that vest in three years from the date of grant. Certain of these restricted share units were granted with the same performance conditions described above for performance stock options.

Plan participants can choose whether to receive their award in the form of stock options, restricted share units, or a combination of both. This choice is made before the grant is issued and is irrevocable.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

The following table summarizes the total compensation expense recognized for all options and restricted share units. There was no stock-based compensation expense capitalized in 2009, 2008 or 2007.

	2009	2008	2007

Compensation expense reported in income
Stock option grants	$1.8	$0.7	$0.9
Restricted share unit grants	2.2	4.3	3.8

Total compensation expense before income taxes	4.0	5.0	4.7
Income tax benefit	1.3	1.6	1.5

Total compensation expense, net of income tax benefit	$2.7	$3.4	$3.2

The fair value of options are estimated on the date of grant or subsequent reload using the lattice pricing model with the following assumptions:

	2009	2008	2007

Weighted average fair value per option
New Option Grants	$3.34	$6.41	$6.04
Reload Grants	—	—	5.56
Average risk-free interest rate	0.30-2.65%	3.01-3.66%	4.75-5.16%
Expected dividend yield	1.20%	2.10%	2.20%
Expected volatility	38-76%	31-34%	22-29%
Expected annual forfeiture rate	3.00%	3.00%	3.00%
Expected exercise behavior	43%	39%	35%
Expected life (years)
New Option Grants	4.20	4.00	3.80
Reload Grants	—	—	1.50

The following assumption descriptions are applicable to both new option grants and reload option grants. The range of risk-free interest rates is based on a yield curve of interest rates at the time of the grant based on the contractual life of the option. Due to a decline in stock price and dividend payments, the 2009 expected dividend yield is based on a three-month average. Expected dividend yield in 2008 and 2007 is based on a five-year average. Expected volatility is based on historical and implied volatilities over the term of the option. AWAC utilizes historical option exercise and forfeiture data to estimate expected annual pre- and post-vesting forfeitures. The expected exercise behavior assumption represents a weighted average exercise ratio of gains resulting from historical employee exercise behavior. The expected exercise behavior assumption is based on exercise patterns for grants issued from the most recent six years.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

The activity for stock options is as follows: (shares and aggregate intrinsic value in millions):

	2009	2008	2007

Outstanding, beginning of year
Number of options	2.2	2.5	4.6
Weighted average exercise price	$34.45	$34.23	$32.85
Granted
Number of options	0.9	0.2	0.2
Weighted average exercise price	$8.33	$31.67	$35.77
Exercised
Number of options	—	(0.4)	(1.3)
Weighted average exercise price	n/a	$32.46	$29.92
Expired or forfeited
Number of options	(0.2)	(0.1)	(0.2)
Weighted average exercise price	$32.30	$35.48	$34.69
Transferred in:
Number of options	—	0.1	0.2
Weighted average exercise price	$28.60	$33.54	$33.35
Transferred out:
Number of options	(0.1)	(0.1)	(1.0)
Weighted average exercise price	$34.49	$30.05	$33.42
Outstanding, end of year
Number of options	2.8	2.2	2.5
Weighted average exercise price	$26.18	$34.45	$34.23
Exercisable, end of year
Number of options	1.9	2.0	2.3
Weighted average exercise price	$34.68	$35.07	$34.44

The total intrinsic value of options exercised during the years ended December 31, 2008 and 2007 was $3.9 and $12.3, respectively. There were no options exercised in 2009.

The following tables summarize certain stock option information at December 31, 2009 (shares and intrinsic value in millions):

Options Fully Vested and/or Expected to Vest*

Range of Exercise Price	Number	Weighted Average Contractual Life	Weighted Average Exercise Price	Intrinsic Value

$8.33 - $27.67	1.0	4.80	$10.21	$7.0
$27.68 - $35.49	0.7	1.98	30.01	—
$35.50 - $46.68	1.1	0.73	38.38	—

	2.8	2.50	$26.18	$7.0

*	Expected forfeitures are immaterial to AWAC and are not reflected in the table above.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

Options Fully Vested and Exercisable

Range of Exercise Price	Number	Weighted Average Contractual Life	Weighted Average Exercise Price	Intrinsic Value

$18.37 - $27.67	0.2	3.03	$22.60	$—
$27.68 - $35.49	0.6	1.67	30.16	—
$35.50 - $46.68	1.1	0.73	38.38	—

	1.9	1.19	$34.68	$—

In addition to stock option awards, the company has granted restricted share units and performance share awards. Both vest three years from the date of grant. Performance share awards are issued at target and the final award amount is determined at the end of the performance period.

The following table summarizes the nonvested restricted share units and performance share awards (shares in millions):

Nonvested Awards	Restricted Share Units	Performance Share Awards	Total	Weighted Average Per Share FMV

Outstanding at January 1, 2009	0.41	0.03	0.44	$29.50
Granted	0.14	0.01	0.15	8.54
Distributed	(0.11)	—	(0.11)	28.93
Forfeited	—	—	—	26.58
Transferred in	—	—	—	29.21
Transferred out	(0.01)	(0.01)	(0.02)	29.34
Performance share adjustment	—	—	—	20.05

Outstanding at December 31, 2009	0.43	0.03	0.46	$22.03

At December 31, 2009, there was $1.7 (pretax) of unrecognized compensation expense related to nonvested stock option grants, and $1.8 (pretax) of unrecognized compensation expense related to restricted share unit grants. These expenses are expected to be recognized over a weighted average period of 1.5 years. As of December 31, 2009, the following table summarizes the unrecognized compensation expense expected to be recognized in future periods.

Stock-Based Compensation Expense (Pre-tax)

2010	$2.3
2011	1.1
2012	0.1

$3.5

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

L. Income Taxes

The components of income (loss) before taxes on income were:

	2009	2008	2007

U.S.	$(16.0)	$(148.6)	$5.9
Foreign	112.6	1,173.1	1,406.0

	$96.6	$1,024.5	$1,411.9

The provision (benefit) for taxes on income consisted of:

	2009	2008	2007
Current
U.S. federal	$(0.3)	$20.5	$11.2
Foreign	58.4	414.5	447.7

	58.1	435.0	458.9

Deferred
U.S. federal	6.7	2.7	(5.8)
Foreign	(74.6)	(5.2)	5.5

	(67.9)	(2.5)	(0.3)

	$(9.8)	$432.5	$458.6

Reconciliation of the U.S. federal statutory rate to AWAC’s effective tax rate follows:

	2009	2008	2007

U.S. federal statutory rate	35.0%	35.0%	35.0%
(Income) Loss not taxed to AWAC (pass-through entities)	(3.1)	6.4	3.6
Goodwill amortization benefit	(29.3)	(0.2)	—
Taxes on foreign income	(12.1)	(1.7)	(6.0)
Tax law change	—	2.5	—
Other	(0.6)	0.2	(0.1)

Effective tax rate	(10.1)%	42.2%	32.5%

AWAC has unamortized tax-deductible goodwill of $317 resulting from intercompany reorganizations. AWAC recognizes the tax benefits associated with this tax-deductible goodwill as it is being amortized for local income tax purposes rather than in the period in which the transaction is consummated.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

The components of net deferred tax assets and liabilities at December 31 follow:

	2009		2008
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities

Depreciation	$47.2	$234.3	$51.4	$188.0
Employee benefits	111.3	—	139.8	—
Loss provisions	53.4	—	33.7	—
Tax loss carryforwards	102.6	—	33.8	—
Tax credit carryforwards	2.8	—	1.9	—
Deferred income/expense	—	122.2	—	121.8
Other	51.3	80.0	9.9	48.0

	368.6	436.5	270.5	357.8

Valuation Allowance	(2.4)	—	—	—

	$366.2	$436.5	$270.5	$357.8

Of the total deferred tax assets associated with the tax loss carryforwards, $68.6 expires over the next thirteen to fifteen years and $34 is unlimited. The deferred tax assets associated with the tax credit carryforwards expire over the next ten years.

M. Derivatives and Other Financial Instruments

AWAC is exposed to certain risks relating to its ongoing business operations, including financial, market, political, and economic risks. The following discussion provides information regarding AWAC’s exposure to the risks of changing commodity prices and foreign currency exchange rates.

AWAC’s commodity and derivative activities are subject to the management, direction, and control of Alcoa’s Strategic Risk Management Committee (SRMC). The SRMC is composed of the chief executive officer, the chief financial officer, and other officers and employees that the chief executive officer selects. The SRMC reports to the Board of Directors on the scope of its activities

The aluminum, energy, interest rate, and foreign exchange contracts are held for purposes other than trading. They are used primarily to mitigate uncertainty and volatility, and to cover underlying exposures. The Company is not involved in trading activities for energy, weather derivatives, or other nonexchange commodity trading activities.

The fair values of outstanding derivative contracts recorded as assets in the accompanying Combined Balance Sheet were as follows:

	Balance Sheet Location	December 31, 2009	December 31, 2008

Asset Derivatives
Derivatives designated as hedging instruments:
Energy contracts	Prepaid expenses and	$8.1	$—
	current assets

Total Asset Derivatives		$8.1	$—

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

The fair values of outstanding derivative contracts recorded as liabilities in the accompanying Combined Balance Sheet were as follows:

	Balance Sheet Location	December 31, 2009	December 31, 2008

Liability Derivatives
Derivatives designated as hedging instruments:
Aluminum contracts	Other current liabilities	$67.1	$—
Energy contracts	Other current liabilities	1.8	—
Foreign exchange contracts	Other current liabilities	4.2	—

Total Liability Derivatives		$73.1	$—

The following table shows the net fair values of outstanding derivative contracts at December 31, 2009 and the effect on these amounts of a hypothetical change (increase or decrease of 10%) in the market prices or rates that existed at December 31, 2009:

	Fair Value (loss)/gain	Index change of +/- 10%

Aluminum contracts	$(67.1)	$67.3
Energy contracts	6.3	22.6
Foreign exchange contracts	(4.2)	1.1

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

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

Derivative contracts are valued using quoted market prices and significant other observable and unobservable inputs. Such financial instruments consist of aluminum, energy, and foreign exchange contracts. The fair values for the majority of these derivative contracts are based upon current quoted market prices. These financial instruments are all exchange-traded and are classified within Level 1 of the fair value hierarchy as the quotations are deemed to be an active market. AWAC does not hold any derivatives which would be classified as Level 2 or Level 3 within the fair value hierarchy.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

Cash Flow Hedges

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (OCI) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

	Amount of gain (loss) recognized in OCI on derivatives (effective portion)				Amount of gain (loss) reclassified from accumulated OCI into income (effective portion)*			Location of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)**
	Year ended December 31,			Location of gain (loss) reclassified from accumulated OCI into Income (effective portion)	Year ended December 31,				Year ended December 31,
Derivatives in Cash Flow Hedging Relationships	2009	2008	2007		2009	2008	2007		2009	2008	2007

Aluminum contracts	$(44.6)	$—	$—	Sales	$0.2	$—	$—	Other (income) expense, net	$—	$—	$—
Energy contracts	4.0	7.5	12.7	Cost of goods sold	—	6.0	(23.8)	Other (income) expense, net	—	—	—
Foreign exchange contracts	(3.0)	—	—	Sales	—	—	—	Other (income) expense, net	—	—	—
Interest rate contracts***	(6.8)	—	—	Other (income) expense, net	—	—	—	Other (income) expense, net	—	—	—

Total	$(50.4)	$7.5	$12.7		$0.2	$6.0	$(23.8)		$—	$—	$—

*	Assuming market rates remain constant with the rates at December 31, 2009, a loss of $43.4 is expected to be recognized in earnings over the next 12 months.
**	For the year ended December 31, 2009, 2008, and 2007, there were no amounts of gain or (loss) recognized in income related to the ineffective portion of the hedging relationships or excluded from the assessment of hedge effectiveness.
***	Alcoa invests in an equity method investment which holds interest rate swaps which are designated as cash flow hedges.

Aluminum and Energy. AWAC anticipates the continued requirement to sell aluminum and purchase other commodities, such as natural gas and fuel oil, for its operations. AWAC enters into futures and forward contracts to reduce volatility in the price of these commodities through 2010.

Interest Rates. There were no cash flow hedges of interest rate exposures held directly by AWAC which were outstanding as of December 31, 2009, 2008, and 2007.

Foreign Exchange. Alcoa is subject to exposure from fluctuations in foreign currency exchange rates. These contracts may be used from time to time to hedge the variability in cash flows from the forecasted payment or receipt of currencies other than the functional currency. These contracts cover periods consistent with known or expected exposures through 2010.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

AWAC had the following outstanding forward contracts that were entered into to hedge forecasted transactions at December 31, 2009 (there were no outstanding forward contracts at December 31, 2008):

December 31, 2009

Aluminum contracts (kmt)	305.1
Energy contracts:
Natural gas (million British thermal units)	13,560,000
Fuel oil (metric tons)	304,459
Foreign exchange contracts	$109.3

Material Limitations

The disclosures with respect to commodity prices, interest rates, and foreign currency exchange risk do not take into account the underlying commitments or anticipated transactions. If the underlying items were included in the analysis, the gains or losses on the futures contracts may be offset. Actual results will be determined by a number of factors that are not under AWAC’s control and could vary significantly from those factors disclosed.

AWAC is exposed to credit loss in the event of nonperformance by counterparties on the above instruments, as well as credit or performance risk with respect to its hedged customers’ commitments. Although nonperformance is possible, AWAC does not anticipate nonperformance by any of these parties. Contracts are with creditworthy counterparties and are further supported by cash, treasury bills, or irrevocable letters of credit issued by carefully chosen banks. In addition, various master netting arrangements are in place with counterparties to facilitate settlement of gains and losses on these contracts.

The carrying values and fair values of AWAC’s financial instruments at December 31 follow:

	2009		2008
	Carrying Value	Fair Value	Carrying Value	Fair Value

Cash and cash equivalents	$203.4	$203.4	$70.0	$70.0
Notes receivable	82.5	82.5	143.1	143.1
Short-term borrowings	271.3	271.3	181.6	181.6

The methods used to estimate the fair value of certain financial instruments follow:

Cash and Cash Equivalents and Short-Term Borrowings

The carrying amount approximates fair value because of the short maturity of the instruments. The short-term borrowings weighted average interest rate is 2.79% in 2009 and 6.01% in 2008.

Notes Receivable

The fair value of notes receivable is based on anticipated cash flows which approximates carrying value.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

N. Cash Flow Information

Cash payments for interest and taxes follow:

	2009	2008	2007

Interest	$9.6	$10.2	$4.5
Income taxes	138.7	562.6	592.4

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

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

In October 2004, AWAC agreed to acquire a 20% interest in a consortium formed to acquire the Dampier to Bunbury Natural Gas Pipeline (“DBNGP”) in Western Australia exchange for an initial cash investment of $17.0. The investment in the DBNGP was made in order to secure a competitively priced long-term supply of natural gas to Alcoa’s refineries in Western Australia. This investment was classified as an equity investment. AWAC has made additional contributions of $115.8, including $30.9, $9.4 and $31.0 in 2009, 2008 and 2007, respectively and committed to invest an additional $28.8 to be paid as the pipeline expands through 2011. In March 2008, additional equity contributions of $38.0 were approved to support further expansion of the gas transmission capacity. In addition to its equity ownership, AWAC has an agreement to purchase gas transmission services from the DBNGP. AWAC’s maximum exposure to loss on the investment and related contract is approximately $427.0 as of December 31, 2009.

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

AWAC has entered into other purchase commitments for energy, raw materials and freight which total $833.8 in 2010, $858.2 in 2011, $788.6 in 2012, $564.7 in 2013, $572.7 in 2014 and $2,459.9 thereafter.

During 2001, AWAC entered into a ten-year agreement with a vendor to provide process control hardware and software at a ten-year cost of approximately $146.0. At December 31, 2009, amounts remaining to be paid on this agreement were approximately $31.8.

AWAC has outstanding letters of credit primarily related to trade export and leasing activities. The total amount committed under these letters of credit, which expire at various dates in 2010, was $29.9 at December 31, 2009. AWAC also has outstanding bank guarantees related to legal, customs duties, and leasing obligations, among others. The total amount committed under these guarantees, which expire at various dates, was $127.2 at December 31, 2009.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

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

AWAC’s remediation reserve balance at the end of 2009 and 2008 was $41.6 and $21.3, respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. Of the $41.6 reserve at December 31, 2009, $25.9 is classified as current on the combined balance sheet.

Q. Restructuring and Other Charges

Restructuring and other charges were $13.1, $88.4 and $(0.4) during 2009, 2008 and 2007, respectively. In 2009, severance charges of $13.1 were recorded, with approximately $8.0 in Australia, approximately $4.0 within the Combined LLCs, and the remaining $1.1 in AWA Brazil. In 2008, the businesses recognized an asset impairment charge of $86.0 related to engineering costs for the planned expansion of the Jamaica refinery. Additionally in 2008, a severance charge of $2.4 for approximately 123 employees was recorded, primarily within the Combined LLCs. In 2007, management determined that certain estimated reserves related to severance accruals were no longer needed.

2007
Reserve balance at January 1, 2007	$14.6
Cash payments	(6.9)
Restructuring charges	(0.4)
Ongoing early retirement and other	2.0

Reserve balance at December 31, 2007	$9.3

2008
Cash payments	(5.4)
Restructuring charges	2.4
Ongoing early retirement and other	2.4

Reserve balance at December 31, 2008	$8.7

2009
Cash payments	(13.8)
Restructuring charges	13.1
Ongoing early retirement and other	0.4

Reserve balance at December 31, 2009	$8.4

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

December 31, 2009 and 2008

(in millions)

R. Acquisitions

In July 2009, AWA LLC acquired a BHP Billiton (BHP) subsidiary that holds interests in four bauxite mines and one refining facility in the Republic of Suriname. These interests were part of joint ventures between AWA LLC’s wholly-owned subsidiary in Suriname (Suriname Aluminum Company LLC (Suralco)) and BHP’s subsidiary in which Suralco held a 55% stake and BHP’s subsidiary held a 45% stake. This acquisition strengthens AWAC’s presence in Suriname and supports its overall growth strategy. In this transaction, in exchange for relinquishing BHP of any further obligations, liabilities, and responsibilities related to the joint ventures (certain of which could result in the recognition of charges in future periods), AWA LLC received direct ownership of the BHP subsidiary. Prior to the completion of this transaction, Suralco accounted for its 55% interest in the Suriname operations on the proportional consolidation method. The assets and liabilities of the former BHP subsidiary were included in AWAC beginning July 31, 2009 and 100% of the results of the Suriname operations were reflected in AWAC starting on August 1, 2009. AWAC recorded a gain of $101.7, which was reflected in Other income, net on the accompanying combined statement of income. At the time this transaction was completed, the BHP subsidiary had $97.4 in cash, which was reflected in the accompanying combined statement of cash flows as a cash inflow on the acquisitions line.

S. Other Income, Net

	2009	2008	2007

Interest income	$(9.8)	$(13.0)	$(12.8)
Equity income	(7.9)	(6.8)	(0.9)
Gain from acquisition of assets (Suriname)	(101.7)	—	—
Foreign currency gains, net	(60.3)	(15.6)	(1.5)
Other, net	3.8	(23.2)	11.7

	$(175.9)	$(58.6)	$(3.5)