Form 20-F
period 2010-12-31
ALUMINA LTD
filed 2011-05-27
CIK 857071

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

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

“Ore” means a naturally occurring solid body of earth and/or rock from which a mineral, or minerals, can be extracted.

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

A. Selected Financial Data

The selected financial data appearing below as at December 31, 2010, 2009, 2008, 2007 and 2006 and for the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006 are set forth in US dollars (except as otherwise indicated), and are extracted from the audited Consolidated Financial Statements of Alumina Limited (the “Company”, “Alumina Limited” or “Alumina”, which, unless the context otherwise requires, includes Alumina Limited and its subsidiaries) which appear elsewhere herein.

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

SELECTED FINANCIAL DATA UNDER IFRS

	Year Ended December 31, 2010		Year Ended December 31, 2009	Year Ended December 31, 2008(5)		Year Ended December 31, 2007		Year Ended December 31, 2006
			(US$ million except where indicated)
Net Sales Revenue from Continuing Operations	—		—	—		—		—

Net Income/(loss) from Continuing Operations	34.6		(23.7)	119.2		366.0		385.0

Net Income/(loss)	34.6		(23.7)	119.2		366.0		385.0

Net Income/(loss) from Operations per Ordinary Share	0.01		Negative (0.01)	0.08		0.26		0.27

Income from Continuing Operations per Ordinary Share (3)	0.01		Negative (0.01)	0.08		0.26		0.27

Diluted Net Income per Ordinary Share (4)	0.01		Negative (0.01)	0.08		0.26		0.27

Cash Dividends paid per Ordinary Share (1)

(A$/share)	0.04	(2)	Nil	0.12		0.24		0.20

(US$/share)	0.04		Nil	0.08	(2)	0.19	(2)	0.15	(2)

	At December 31, 2010		At December 31, 2009	At December 31, 2008		At December 31, 2007		At December 31, 2006
			(US$ million except where indicated)
Total assets	3,542.5		3,504.2	2,701.0		2,354.4		1,860.1
Long-term obligations	246.6		578.2	476.1		495.7		164.3
Net assets	3,071.5		2,918.3	1,934.9		1,457.1		1,384.4

Shareholders’ equity	3,071.5		2,918.3	1,934.9		1,457.1		1,384.4

Capital stock	2,154.1		2,154.1	1,000.8		360.7		336.0

	Millions of shares
Number of shares outstanding	2,440.2		2,440.2	1,459.9		1,129.0		1,167.6

(1)	Fully franked. See “Dividends” in Item 8A.
(2)	These conversions were made using exchange rates applicable at the dates of the dividend payments.
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

(5)	As more thoroughly described in Note 22 to the consolidated financial statements included at Item 18 to this Form 20-F the consolidated financial statements for 2008 have been revised.

KEY INFORMATION

Exchange Rates

Alumina published its consolidated financial statements in Australian dollars (“A$” or “$”) until December 2009. With the commissioning of production at the Juruti mine and the Alumar refinery in Brazil completed, Alumina Limited reached the end of the investment program in Brazil. Greater production and cash flows to shareholders are expected from these assets in the future. Most dividends are also received in US dollars. The Board recognised that this changes the balance of factors that are assessed to determine Alumina’s functional currency and determined that Alumina Limited’s functional currency will change to US dollars effective for the reporting period December 31, 2010.

Following the change in functional currency, Alumina Limited elected to change its presentation currency from Australian dollars to US dollars. The change in presentation currency represents a voluntary change in accounting policy, which has been applied retrospectively.

To give effect to the change in functional and presentation currency, the assets, liabilities, contributed equity, reserves and retained earnings of entities with an Australian dollar functional currency as at December 31, 2009, were converted to US dollars at period end exchange rates of AUD/USD 0.8972, AUD/USD 0.6928 as at December 31, 2008, AUD.USD 0.8757 as at December 31, 2007 and AUD/USD 0.7890 as at December 31, 2006. Revenue and expenses were converted at an average rate of AUD/USD 0.7123 for the six months ending June 30, 2009 and AUD/USD 0.8711 for the six months ending December 31, 2009, AUD/USD 0.8519 for the 12 months ending December 31, 2008, AUD/USD 0.8387 for the 12 months ending December 31, 2007 and AUD/USD 0.7533 for the twelve months ending December 31, 2006.

All data disclosed in this document are set forth in US dollars (except as otherwise indicated).

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

KEY INFORMATION

D. Risk Factors

Alumina Limited’s net income is affected by movements in the prices of aluminium and alumina

Alumina Limited’s source of income is dividends derived from AWAC. The revenue of AWAC (40% ownership of AWAC is the principal asset of Alumina Limited) is derived from sales of alumina, alumina-based chemicals and aluminium. The price that can be obtained for these products is influenced by global prices of alumina and aluminium, and in particular, the LME price of primary aluminium. Pricing mechanisms for alumina have changed over time from primarily long term contracts with pricing expressed as a percentage of the aluminium price, to shorter term contracts. Pricing has historically been based on a percentage of traded LME aluminium contract, however there is increased momentum for the industry to move away from LME linked contracts. World aluminium prices are affected by numerous factors outside Alumina Limited’s control, including general economic conditions, expectations for supply and demand level of global inventories, the influence of hedge funds and other financial investment funds participating in commodity markets and the overall performance of world economies and the related cyclicality in particular industries that are significant consumers of aluminium.

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

In 2010, AWAC indicated it would seek to price its new third party alumina contracts on a basis using alumina indices for 2011. AWAC based all new contracts entered in the second half of 2010 on the alumina price indices. These contracts are for delivery in 2011 and beyond. About 20 per cent of AWAC’s alumina sales contracts expire each year.

AWAC’s revenue will fluctuate in accordance with changes in the alumina price indices upon which some of AWAC’s alumina is sold. The index prices may go up or down due to numerous factors outside Alumina Limited’s control such as supply and demand of alumina, the industry’s capital and operating costs, general economic conditions and other factors.

For a statement of current hedging, and movements in the selling price of aluminium over the last five years, see Item 11 “Quantitative and Qualitative Disclosure about Market Risk”.

Fluctuations in exchange rates can have a significant effect, on Alumina Limited’s earnings, profitability and construction costs

Alcoa of Australia contributes the majority of AWAC’s net income including over 90% in 2009 and 2010. While a significant proportion of Alcoa of Australia’s costs are incurred in Australian dollars, sales are denominated in US dollars. AWAC’s future profitability (and therefore that of Alumina Limited) may be adversely affected by a strengthening of the Australian dollar against the US dollar. AWAC’s profitability and financial position may also be adversely affected by a weakening of the US dollar against other currencies in which operating or capital costs are incurred by AWAC’s refineries outside Australia.

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

If a number of the risks outlined in this section eventuate, including deterioration in the Australian and global credit markets, or if its operating performance, external credit rating or profitability is negatively impacted as a result of these risks, there is a risk that Alumina may not be able to refinance any expiring debt facilities or the costs of refinancing its debt may increase substantially.

In addition, Alumina Limited’s primary assets consist of its interests in the various companies that make up the AWAC joint venture. Although Alumina does not hold itself out as, or carry out its operations as, an “investment company” as contemplated under the Investment Company Act of 1940, as amended (the “Investment Company Act”), uncertainty exists as to whether its interests in AWAC would be considered to be investment securities under the Investment Company Act. If the AWAC interests are determined to be investment securities, Alumina Limited may be determined to be an ‘investment company” as defined in the Investment Company Act. As a non-U.S. operating company, it is not practical or feasible for Alumina Limited to register as an “investment company” under the Investment Company Act. While the uncertainty regarding its status continues, Alumina Limited is constrained in its ability to conduct capital raising activities in the U.S. capital markets as it is unable to register as an investment company under the Investment Company Act.

KEY INFORMATION

Alumina Limited does not hold a majority interest in AWAC, and decisions made by majority vote may not be in the best interests of Alumina

AWAC’s strategic direction is determined by a five member Strategic Council, consisting of three Alcoa Inc. representatives and two Alumina Limited representatives. An 80 per cent majority is required to approve changes that effect:

•	a change of the scope of AWAC;

•	a change in AWAC’s dividend policy;

•	sale of all or a majority of, the assets of AWAC;

•	equity calls on behalf of AWAC totalling, in any one year, in excess of $1 billion; and

•	loans to Alcoa Inc., Alumina or their respective affiliates by AWAC entities (including loans between AWAC entities).

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

During 2006, the AWAC joint partners entered into the Enterprise Funding Agreement, under which capital expenditures are to be funded by the joint venture partners contributing directly to cash calls issued by the relevant AWAC entity. During 2010, the Enterprise Funding Agreement was extended on the basis that two years notice is required to terminate the Enterprise Funding Agreement. When such cash calls are issued, additional dividends equal to the amount of the cash call will, subject generally to availability of cash and earnings, be paid by AWAC entities to the joint venture partners. The Enterprise Funding Agreement is expected to substantially reduce the risk, during the term of the agreement, of only the minimum 30 per cent dividend being paid during times of AWAC growth capital expenditure.

An increase in the capital costs of AWAC’s growth projects and operations would impact Alumina’s profitability

A significant increase in the capital costs associated with AWAC’s growth projects and operations or delays in commissioning of the projects would impact Alumina’s cashflow and profitability.

Capital costs for development of an alumina refinery and other mineral processing projects have increased substantially in recent years.

KEY INFORMATION

Regulatory change by governments in response to greenhouse gas emissions may represent an increased cost to AWAC

Energy is a significant input in a number of AWAC’s operations. AWAC uses electricity in its operations and is an emitter of greenhouse gases.

A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory change in response to the potential impacts of climate change. As part of the Australian environmental strategy, the Australian Federal Government set out the details of its then proposed Carbon Pollution Reduction Scheme (CPRS) in a White Paper released in December 2008. Exposure draft legislation implementing the CPRS was released in March 2009 for stakeholder comment.

The Australian Federal Government in 2010 announced that it was deferring further consideration of its proposed emissions trading scheme until 2013 at the earliest. However, following the formation of a new government, in February 2011, the Australian Federal Government announced that it was proposing a two-stage plan for a carbon price scheme (Scheme) which would start with a fixed price period for three to five years (through the issuance of fix price units) before transitioning to an emissions trading scheme. The Australian Federal Government intends that the Scheme commence on July 1, 2012, subject to the availability to negotiate agreement with a majority in both Houses of Parliament and pass legislation during 2011.

Due to the considerable uncertainty as to the details of the Scheme, the assistance to be provided and its implementation, it is difficult to accurately forecast the financial impact on Alcoa of Australia or Alumina.

There is also current and emerging regulation in Australia, such as the mandatory renewable energy target scheme and the proposed expanded scheme that may substantially increase Alcoa of Australia’s energy costs, although it is unclear as to the extent to which the alumina and aluminium industry would receive assistance or partial exemption from those schemes as an emission-intensive trade-exposed industry.

The costs associated with AWAC’s obligations under such a scheme may impact Alumina and AWAC’s operations. Data on the carbon dioxide emissions of Alumina are contained in its Sustainability Report (which can be viewed on the Alumina website (www.aluminalimited.com)). In 2010, Alumina’s imputed share of carbon dioxide equivalent emissions from Alcoa of Australia’s operations was approximately 1.94 million tonnes of direct emissions and approximately 2.9 million tonnes of indirect emissions (from producers of electricity which is supplied to Alcoa of Australia).

Other current and emerging legislation (such as existing and potential carbon trading schemes) may also affect energy prices. These regulatory mechanisms may be either voluntary or legislated. Inconsistency of regulations may also change the attractiveness of the locations of some of AWAC’s assets. It is difficult to assess the potential impact of future climate change regulation given the wide scope of potential regulatory change in countries in which Alumina and AWAC operate. It is difficult to estimate the financial impact on AWAC of the carbon reduction schemes operating in Europe. The free allocation of allowances, the extent of the mitigation measures for which AWAC’s San Ciprián smelter in Spain might qualify and the treatment of indirect emissions are uncertain.

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

A reduction in demand for, or prices of AWAC’s products may require a curtailment or closure of production capacity at AWAC’s operations. A curtailment of an operation’s production capacity generally results in an increase in the cost of production per tonne of output and can also result in additional costs, including redundancy costs and continuing contractual purchase commitments for production inputs. Closure or change in ownership of production capacity at AWAC’s operations may result in an impairment loss being incurred in the Income Statement as a result of the carrying value of an asset exceeding its recoverable value.

KEY INFORMATION

Some of AWAC’s operations are conducted by joint ventures with external parties. To the extent that AWAC’s joint venturers do not meet their respective share of joint venture financial obligations, AWAC and Alumina may be required to bear a disproportionate share of joint venture obligations, including provision of funding. A deterioration in global economic conditions may also affect the financial position and consequent performance by contractual counterparties of AWAC of obligations owed to AWAC.

Alumina could be adversely affected by changes in the business or financial condition of one or more of a significant supplier, a joint venturer or a significant customer.

Global financial conditions have been characterised by increased market volatility in recent years. Several financial institutions have either gone into bankruptcy or have had to be recapitalised by governmental authorities. Access to financing was also negatively impacted by the global economic downturn. Alumina’s financial risk metrics could also be negatively impacted by a tightening of credit in Australia and globally. These factors may adversely affect Alumina’s ability to obtain financing in the future or the terms of such financing.

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

Governments extensively regulate AWAC’s mining and processing operations. National, state and local authorities in Australia and other countries in which AWAC operates regulate the mining industry with respect to matters such as employee health and safety, permitting and licensing requirements and environmental compliance, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, and the effects that mining has on groundwater quality and availability. Numerous governmental permits and approvals and leases are required for AWAC’s mining and processing operations. AWAC is required to prepare and present to national, state or local authorities, data pertaining to the effect or impact that any proposed exploration or production activities may have upon the environment. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration, expansion or production operations. Failure to comply with the laws regulating AWAC’s businesses may result in sanctions such as fines or orders requiring positive action by AWAC which may involve capital expenditure or the removal of licences and/or the curtailment of operations. This relates particularly to environmental regulations.

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

The Australian Federal Government has announced a Minerals Resource Rent Tax (“MRRT”), which is expected to apply from July 1, 2012, subject to the legislative process. The tax has yet to be legislated. As the MRRT applies to mined iron ore and coal it does not apply to the minerals (primarily bauxite) that Alumina mines. Therefore it is anticipated that there will be no direct impact on Alumina Limited.

On February 24, 2011, the Australian Federal Government announced its intention to introduce a carbon price mechanism, which is expected to commence on July 1, 2012, subject to the legislative process. The carbon price is a price on the emission of carbon pollution. As details of the carbon price are not final Alumina Limited is unable to estimate the impact of this tax on its operations until further details are available.

KEY INFORMATION

Uncertainty of development projects and production performance could adversely affect AWAC’s ability to sustain production and profitability levels.

AWAC’s ability to sustain or increase its current level of production, and therefore its (and hence Alumina Limited’s) potential revenues and profits, in the medium to long-term is partly dependent on efficient operation of its facilities, the development of new projects and on the expansion of existing operations. No assurance can be given that the planned development and expansion projects will result in the anticipated construction cost being achieved, the entire anticipated additional production or that operation of existing facilities will be at desired rates of production. The economics of any project are based upon, among other factors, estimates of mineral deposits, recovery rates, production rates, capital and operating costs and future commodity prices and exchange rates. There is no assurance that those estimates will be realised, or that actual economic conditions might not cause the profitability of projects to be materially different to that estimated at the time the projects were approved.

Alumina is liable for further capital calls under the AWAC arrangements.

AWAC may make annual capital calls of Alumina and Alcoa Inc. of up to $1 billion in aggregate following approval by a majority vote of AWAC’s Strategic Council, and of more than $1 billion in aggregate following approval by a super majority vote of the Strategic Council.

Alumina Limited is required to fund its share of the calls, subject to the provisions of the AWAC Agreements. If Alumina Limited is unable or unwilling to obtain equity or debt funding or has insufficient retained earnings (i.e. cash) to fund its share of capital requirements up to $1 billion, it may ultimately run the risk of its equity interest in AWAC being diluted. Accordingly, there is a risk that Alumina Limited will be unable to fund a capital call made by AWAC in the future, and that its interest in AWAC could be diluted. To the extent the aggregate annual capital calls that are approved are in excess of $1 billion and Alumina is unable or unwilling to fund its share of such capital calls, Alumina’s equity interest in AWAC is not diluted. However, Alcoa Inc. will be otherwise compensated in respect of its funding of such annual calls above $1 billion, possibly by means of a disproportionate allocation of returns associated with the excess contribution by Alcoa Inc.

The $1 billion threshold in respect of the funding of AWAC’s capital requirements will be increased by the amount of relevant dividends paid in the relevant year with respect to valid calls to the extent they are funded by equity contributions in accordance with the Enterprise Funding Agreement. The $1 billion threshold above which super majority approval is required is not subject to increase in this way.

In addition to capital calls to fund existing AWAC projects, Alcoa Inc. could sell assets to AWAC or cause AWAC to purchase assets. The purchase of these assets by AWAC may require a proportionate investment from Alumina.

Unavailability of bauxite may reduce AWAC’s profitability.

AWAC’s production of alumina is dependent upon continuing availability of bauxite supply. AWAC obtains bauxite from bauxite deposits to which it has access under mining leases and under short term and long term contracts. Other than in Suriname, AWAC’s present sources of bauxite are sufficient to meet the forecasted requirements of its alumina refining operations for the foreseeable future.

With respect to the Paranam refinery in Suriname, at current rates of production it is likely that all Suriname current bauxite deposits will be exhausted within the next several years. AWAC is actively exploring and evaluating alternate sources of bauxite, including deposits from Suralco’s concession in eastern Suriname such as the Nassau plateau and imported bauxite.

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

The Company is listed on the ASX and the NYSE. At December 31, 2010, Alumina had total consolidated assets of $3.5 billion. Alumina’s profit from continuing operations was $34.6 million in the year ended December 31, 2010 (loss of $23.7 million in the year ended December 31, 2009).

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

Alumina Limited’s primary assets are its interests in the AWAC joint venture with Alcoa Inc. AWAC has interests in bauxite mining, alumina refining and two operating aluminium smelters. Alcoa is the operator of AWAC and provides the Combined Financial Statements to Alumina Limited.

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

Change in Functional and Presentation Currency

An entity’s functional currency is the currency of the primary economic environment in which the entity operates. With Alumina’s investment program in Brazil almost completed, greater production and cash flows to shareholders are expected from these assets in the future. Most dividends received by Alumina will be received in US dollars. Consequently, Alumina announced in February 2010 its Board’s decision to change Alumina’s functional currency from Australian dollars to US dollars, effective January 1, 2010.

Following the change in functional currency, Alumina Limited has elected to change its presentation currency from Australian dollars to US dollars. The change in presentation currency represents a voluntary change in accounting policy, which has been applied retrospectively.

To give effect to the change in functional and presentation currency, the assets, liabilities, contributed equity, reserves and retained earnings of entities with an Australian dollar functional currency as at 31 December 2009 were converted into US dollars at period end exchange rates of AUD/USD 0.8972 at as at 31 December 2009 and AUD/USD 0.6928 as at 31 December 2008. Revenue and expenses were converted at an average rate of AUD/USD 0.7123 for the six months ending June 30 2009 and AUD/USD 0.8711 for the six months ending 31 December 2009, AUD/USD 0.8519 for the 12 months ending December 31, 2008, AUD/USD 0.8387 for the 12 months ending December 31, 2007 and AUD/USD 0.7533 for the twelve months ending December 31, 2006.

INFORMATION ON THE COMPANY

Capital and Investment Expenditures

Since January 1, 2008 the continuing operations of Alumina made the following principal capital expenditures:

•	During 2008, Alumina Limited contributed $532.9 million to fund AWAC’s expansion projects in Brazil.

•	During 2009, Alumina Limited contributed $324.9 million to fund AWAC’s expansion projects in Brazil.

•	During 2010, Alumina Limited contributed $133.8 million to fund AWAC’s expansion projects in Brazil.

•

During the first quarter of 2011, Alumina Limited contributed a further $30.9 million to fund the AWAC expansion projects in Brazil. Further contributions are expected to be made during 2011, to fund the completion of the projects.

AWAC’s Global Interests as at December 31, 2010

Bauxite deposits: AWAC’s bauxite deposits are large deposit areas with long term mining rights. Bauxite mining is planned on an incremental basis after detailed assessment of the deposits to achieve a uniform quality in the supply of blended feedstock to the relevant refinery.

Refineries: AWAC operates eight alumina refineries, six of which are located in proximity to bauxite deposits.

Smelters: AWAC produces primary aluminium in Australia, with alumina supplied by the Australian refineries.

Alumina Chemicals: AWAC produces chemical grade alumina from three refineries: Kwinana (Australia), Point Comfort (USA) and San Ciprian (Spain).

Shipping Operations: AWAC’s shipping operations use owned and chartered vessels to transport dry and liquid bulk cargoes, including bauxite, alumina, caustic soda, fuel oil, petroleum, coke and limestone.

Joint Venture in Saudi Arabia: AWAC has a 25.1% economic interest in a mine and refinery being established in The Kingdom of Saudi Arabia.

INFORMATION ON THE COMPANY

B. Business Overview

Alumina’s sole business is participating in the global alumina and aluminium industry, which it conducts primarily through bauxite mining and alumina refining, with some minor alumina based chemicals businesses, aluminium smelting and the marketing of those products. All of those business activities are conducted through its 40 per cent investment in AWAC.

Alumina’s net profit is principally comprised of a return on its equity investment, and revenues are limited to small amounts of interest income and occasional one-off revenue associated with hedging activities. This revenue is itemised separately on the profit and loss statement. The breakdown of AWAC revenue by geographical segment for the last three financial years is available within the notes to the Combined Financial Statements for AWAC (note B, page F-68).

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

The following decisions require a super majority vote:

•	change of the scope of AWAC;

•	change in the minimum 30% dividend policy;

•	sale of all or a majority of the assets of AWAC;

•	equity calls on behalf of AWAC totaling, in any one year, in excess of $1 billion; and

•	loans to Alcoa, Alumina or their affiliates by AWAC entities (including loans between AWAC entities).

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

Alumina is entitled to representation in proportion to its ownership interest on the Board of each entity in the AWAC structure, including AofA and Alcoa World Alumina LLC. In addition to the Strategic Council meetings, Alumina’s management and Board visit and review a number of AWAC’s operations each year.

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

If either party acquires a new business which has as a secondary component a bauxite, alumina or inorganic industrial chemicals business, that business must be offered to AWAC for purchase at its acquisition cost or, if not separately valued, at a value based on an independent appraisal of the business. Smelting is not subject to these exclusivity provisions, although there are certain smelting assets in AWAC, being those in AofA, in which Alumina already had an interest at the time AWAC was formed.

INFORMATION ON THE COMPANY

AWAC’s alumina production in 2010 was 15.2 million tonnes compared to 13.5 million tonnes in 2009, a new record for the AWAC joint venture. The Australian refineries operated at or close to nameplate capacity during the year. An individual production record was set during the year at the Pinjarra refinery. Production at the Point Comfort and Suralco refineries was increased to meet customer demand and to cover the reduction in production at the Brazilian operations following issues during the commissioning phase. Following commissioning of the expanded Brazilian operations, AWAC has name plate alumina production capacity in excess of 17 million tonnes.

AWAC produces aluminium at two smelters in Australia. Aluminium production declined marginally in 2010 to 356,000 tonnes compared to 368,000 tonnes in 2009, reflecting a full year of curtailed production at the Portland smelter following production cuts in 2009.

AWAC capital expenditure on growth projects was $153 million, with $102 million spent in Brazil, $44 million on the Ma’aden joint venture in Saudi Arabia, and $7 million on the existing Australian operations relating to gas supplies. Certain parts of the growth capital expenditure were deferred into 2011, to allow a focus on commissioning issues. AWAC also made additional equity investments in Brazil, to cover the costs of commissioning issues, an increase in working capital as production increased, and operating losses during the ramp up of the expansion. Sustaining capital expenditure of $201 million was mainly spent in Australia.

There was substantial investment in the AWAC joint venture in 2009 through expansion projects in bauxite mining and alumina refining.

By the end of 2010, the major capital expenditure for the Brazilian growth projects was completed. The Alumar alumina refinery reached nameplate capacity at end of 2010 and the 2.6 million tonne per annum Juruti bauxite mine operated at initial design capacity during 2010. However, the refinery experienced a number of power outages and the failure of a ship loader that curbed refinery production during 2010.

The Brazilian growth project is a strategically important investment. It links a large, efficient alumina refinery with a long-term bauxite deposit. The Juruti bauxite deposit has an estimated 90 year mine life expectancy at current rates of production. The bauxite deposit provides the opportunity to increase production beyond its current production capacity.

AWAC’s next growth project is a joint venture development of an alumina refinery and bauxite mine in the Kingdom of Saudi Arabia. AWAC will have a 25 per cent interest in the alumina refinery joint venture with Alcoa and Saudi Arabian Mining Company (Ma’aden). The refinery is expected to have access to low cost power and will be supplied bauxite from its own mine. The project will also benefit from access to rail and port facilities essential for the effective and efficient transportation of product. Approximately 60 per cent of the required total project funding is expected to be arranged through project financing which is expected to finalise in 2011.

INFORMATION ON THE COMPANY

ALCOA WORLD ALUMINA AND CHEMICALS - SELECTED FINANCIAL DATA

(Total of AWAC Entities - Figures reflect 100% of AWAC) (2)

	Year Ended December 31, 2010(1)	Year Ended December 31, 2009(1)	Year Ended December 31, 2008(1)	Year Ended December 31, 2007	Year Ended December 31, 2006
	($ million)
Financial Results
Net Sales Revenue	5,456.5	4,078.0	6,309.4	5,802.4	5,683.1
Depreciation and Amortization	424.5	314.5	295.3	277.7	216.3
Profit before Tax	371.8	96.6	1,024.5	1,411.9	1,660.0
Profit after Tax	335.3	106.4	592.0	953.3	1,122.1

	As at December 31, 2010(1)	As at December 31, 2009(1)	As at December 31, 2008	As at December 31, 2007	As at December 31, 2006
			($ million)
Balance Sheet Summary
Current Assets	1,737.8	1,673.7	1,575.7	1,404.9	1,571.3
Current Liabilities	1,624.0	1,499.4	1,508.7	1,446.8	1,436.1
Total Assets	11,188.6	9,960.1	8,290.9	7,482.1	6,082.4
Net Assets	8,634.8	7,604.5	6,023.6	5,417.9	4,027.7

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Production
Alumina (thousands of tonnes)	15,175	13,522	14,453	14,262	14,257
Aluminium (thousands of tonnes)	355.9	368.2	388.4	387.4	377.4

(1)	Based upon audited financial statements prepared in accordance with US GAAP which are included as part of the Financial Report.
(2)	Alumina Limited owns 40% of AWAC.

INFORMATION ON THE COMPANY

AWAC Exploration and Mining Properties

AWAC’s present sources of bauxite, other than in Suriname, are sufficient to meet the forecasted requirements of AWAC’s alumina refining operations for the foreseeable future. The following table provides information on AWAC’s bauxite interests:

AWAC Active Bauxite Interests1

Country	Project	Owners’ Mining Rights (% entitlement)	Expiration Date of Mining Rights
Australia	Darling Ranges Mines	Alcoa of Australia (AofA)[2] (100%)	2045
Brazil	Trombetas	Mineracao Rio do Norte S.A (MRN)[3] (100%)	2046[4]
Brazil	Juruti[10]	Alcoa World Alumina Brasil Ltda. (AWA Brasil)[7] (100%)	2100[4]
Guinea	Boke	Compagnie des Bauxite de Guinee (CBG)[5] (100%)	2038[6]
Jamaica	Clarendon / Manchester Plateau	Alcoa Minerals of Jamaica, LLC[7] (55%) Clarendon Alumina Production Ltd[8] (45%)	2042
Suriname	Caramacca	Suriname Aluminum Company, LLC (Suralco)[7] (100%)	2012[9]
Suriname	Coermotibo	Suralco[11] (100%)	2033[9]
Suriname	Kaimangrassie	Suralco[11] (100%)	2033[9]
Suriname	Klaverblad	Suralco[11] (100%)	2033[9]

[1]

AWAC also has interests at the following locations that are bauxite deposits which do not currently produce bauxite: Cape Bougainville and Mitchell Plateau in Australia, Brownsberg, Coermotibo DS, Lely Mountains and Nassau, all in eastern Suriname.

[2]	AofA is part of the AWAC group of companies and is owned 40% by Alumina Limited and 60% by Alcoa Inc.
[3]

MRN: The business operations Mineracao Rio do Norte, MRN, in Porto Trombetas – Para state – Brazil comprise the extraction of bauxite, washing, transport by rail, drying and finally loading onto ships for sea transport. In June 1974, an agreement was signed between the shareholders of Mineracao Rio do Norte S.A., which currently consists of the following companies: Vale (40%), BHP Billiton Metais (14.8%), Rio Tinto Alcan (12%), CBA-Votorantim (10%), Alcoa Aluminio (8.58%), Alcoa World Alumina (5%), Norsk Hydro (5%) and AWA Brasil (4.62%). Currently, MRN has an installed production capacity of 18 million tonnes annually. The average bauxite quality is currently 49.6% for available alumina. Mineracao Rio do Norte currently operates three mines, namely Saraca, Almeidas and Aviso.

[4]

Brazilian mineral legislation does not establish the duration of mining concessions. The concession remains in force until the complete exhaustion of the deposit. AWAC estimates that (i) the concessions at Trombetas will last until 2046 and (ii) the concessions at Juruti will last until 2100. Depending, however, on actual and future needs, the rate at which the deposits are explored and government approval is obtained, the concessions may be extended to (or expire at) a later (or an earlier) date.

[5]

AWA LLC owns a 45% interest in Halco (Mining), Inc. Halco owns 100% of Boke Investment Company, a Delaware company, which owns 51% of CBG. The Guinean Government owns 49% of CBG, which has the exclusive right through 2038 to develop and mine bauxite in certain areas within a 10,000 square mile concession in northwestern Guinea.

[6]	AWA LLC has a bauxite purchase contract with CBG that will provide AWAC with bauxite through 2026.
[7]	This entity is part of the AWAC group of companies and is owned 40% by Alumina Limited and 60% by Alcoa Inc.
[8]	Clarendon Alumina Production Ltd is a wholly-owned subsidiary of the Government of Jamaica.
[9]

While mining rights at Caramacca extend until 2012 (subject to Suriname government approval of a pending five year extension request), and rights at the remaining AWAC Suriname locations extend until 2033, it is likely that all current Suriname bauxite deposits will be exhausted within the next several years. Alcoa is actively exploring and evaluating alternative sources of bauxite, including bauxite deposits from Suralco’s concession in eastern Suriname, such as the Nassau plateau. Approximately 800,000 tonnes of bauxite from Suralco’s concession were added to current bauxite deposits in 2010 as a result.

[10]	In September 2009, development of a new bauxite mine was completed in Juruti, state of Para in northern Brazil. The mine is fully operational and produced 2.6 million tonnes in 2010.
[11]

In July 2009, AWA LLC acquired the BHP Billiton subsidiary that was a 45% joint venture partner in the Surinamese bauxite mining and alumina refining joint ventures. Prior to the AWA LLC buy out, BHP Billiton’s subsidiary held a 45% interest to Suralco’s 55% interest in the two joint ventures. After the acquisition of the BHP Billiton subsidiary, its name was changed to N.V. Alcoa Minerals of Suriname (AMS). AWA LLC is part of the group of companies and is owned 40% by Alumina Limited and 60% by Alcoa Inc.

INFORMATION ON THE COMPANY

AWAC does not designate bauxite deposits as reserves. AWAC’s bauxite deposits are large deposit areas with mining rights that expire in almost all cases more than 30 years from today. Furthermore, bauxite is found close to the earth’s surface and does not require extensive processing to supply alumina refineries. Given the nature of how bauxite exists, the large size of AWAC’s bauxite deposits, and the length of AWAC’s mining rights, it is uneconomic for AWAC to incur significant costs to establish the extent of potential bauxite reserves that reflect the size of the bauxite deposits it has, and AWAC has determined that this would be an unnecessary expense.

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

Australia

Cape Bougainville – Mining Leases M80/47 to 60

Cape Bougainville is located in the Kimberley region of Western Australia. Access is via a poor access road from Wyndham, or by small plane. Mining leases were issued to a consortium owned 67.5% by Mitchell Plateau Bauxite Co. (a wholly owned subsidiary of Rio Tinto) with the remaining 32.5% owned by Alcoa of Australia. The mining leases grant rights to explore on the lease area for a period of 21 years, which expired in September 2006. Current renewal applications are in progress and exploration is permitted pending resolution of the renewal applications. The Cape Bougainville bauxite deposits are lateritic plateau type. The group of deposits is composed of three major plateaus each about 23km square in surface and 16 other plateaus of variable sizes. The geology is similar to that of the Mitchell Plateau (see below), derived from the Carson volcanics, a basic extrusive. These deposits have a medium to high available alumina content. Reactive silica levels are moderate to high. No exploration work has been carried out on the mining leases since the late 1970’s, partially due to ongoing negotiations and regulatory requirements in regard to the Indigenous Traditional Owners. The original owner, AMAX, completed minor drilling from 1966 to 1972. No exploration has been undertaken since then. There are no infrastructure facilities and equipment of note. Costs have been included in Mitchell Plateau costs.

INFORMATION ON THE COMPANY

Mitchell Plateau Special Temporary Reserve (TR 5601H)

Mitchell Plateau is located in the Kimberley region of Western Australia. Access is via a poor access road from Wyndham, or by small plane. Mining leases were issued to a consortium owned 65.625% by Mitchell Plateau Bauxite Co. (a wholly owned subsidiary of Rio Tinto) with the remaining 34.375% owned by Alcoa of Australia. The mining leases grant rights to explore for and mine bauxite on the lease area. Granted on original condition that the mine would be developed, the Western Australian Government has granted extensions to the original commencement date to December 31, 2012. The Mitchell Plateau bauxite deposits conform to the global classification of lateritic plateau type. They are residual near surface in nature, gibbsitic and derived from the Carson volcanics, a basic extrusive. These deposits have a medium to high available alumina content. Reactive silica levels are moderate. No exploration work has been carried out on the temporary mineral deposit since the late 1970’s and latest feasibility study concluded it was uneconomic to develop at present. The original owner, AMAX, completed drilling from 1966 to 1972. Mitchell Plateau Bauxite Co. undertook some further limited drilling from 1973 to 1976. No exploration has been undertaken since then. There are no infrastructure facilities and equipment of note. An airstrip for light planes is kept in a serviceable condition. Tenement rentals, administration and other basic requirements amount to approximately $100,000 to $150,000 per annum.

M.L. 1SA Darling Range Western Australia Special Agreement (bauxite only) Mining Lease

M.L. 1SA is approximately 7,000 square kilometres with the Darling scarp being its western margin, extending from the capital city of Perth south to the town of Collie. Alcoa of Australia has exclusive rights to explore for and mine bauxite on the lease. The mining leases granted by the Western Australian Government will expire in 2045. Western Australia Government approval of annual Five Year Mine Plans and forest clearing boundaries, plus meeting established rehabilitation standards, are conditions for ongoing mining operations. Darling Range bauxite deposits conform to global classification of lateritic plateau type. They are residual near surface in nature, gibbsitic and derived from Archean granites, gneisses and Precambrian dolerite intrusives. By world standards, these deposits have low available alumina content, and reactive silica levels are also low. Currently, Alcoa of Australia has two operating mines (Huntly and Willowdale) on the lease, supplying three refineries (Kwinana, Pinjarra and Wagerup). The annual mining rate is currently 33.9 million metric tonnes of bauxite. Annual alumina production is 9.0 million tonnes per annum. Approximately 75% of the lease has been explored by drilling. Annually, about 50,000 drill holes are programmed for mineral deposit definition. The infrastructure on the property consist of buildings for administration and services, mobile and fixed plant workshops, power, fuel and water supply amenities. Equipment located on the property consists of mining production fleet of heavy equipment, mobile and fixed plant maintenance equipment, crushers and conveyors. The source of power is electrical from the refinery with diesel trucked in. Water is sourced from an owned dam with back-up from state government water supply dams when required. Operating expenditure amounted to $260.3 million and capital expenditure of $30.3 million for 2010. About $209.5 million cumulatively has been spent on exploration and development to date.

Arnhem Land

Alcoa of Australia Limited continues to hold 5 exploration lease applications, totaling 1,930 square kilometres, in the Arnhem Land region of the Northern Territory. The lease areas are subject to the Aboriginal Land Rights (Northern Territory) Act 1976. The consent of the traditional owners is required before the leases will be considered for approval. Negotiations with the Northern Land Council (representing the traditional owners) are continuing. Plateau areas within these leases are prospective for bauxite. Exploration is planned pending lease approval.

Anglesea Coal Mine

Alcoa of Australia Limited owns and operates the Anglesea coal mine and associated power station in the state of Victoria. The annual mining rate is 1.1 million tonnes of high quality brown coal. This is used to generate 40% of the Point Henry smelter’s electrical power demand.

The Mines (Aluminium Agreement) Act 1961 (MAAA) provides Alcoa of Australia with a 100 year right (consisting of 2 x 50 year terms) to explore for and mine brown coal, plus construct and operate a power station for the aluminium smelter at Point Henry.

INFORMATION ON THE COMPANY

The first 50 year term expires at the end of 2011 and Alcoa of Australia is in the process of exercising its right to the second term. A parliamentary process to ratify the amended agreement is expected to occur in late 2011. In 2010, the operating expenditure was A$37.1 million and capital expenditure of A$0.58 million.

Brazil

Juruti Regional Exploration Area – Bauxite Exploration

Located in the Para and Amazonas States. The nearest town is Juruti in the state of Para and Nhamunda in Amazonas. Access in Para is by rural roads and by boat. Total of all exploration properties is 180,000 hectares. The surface is mainly owned by the Government of Brazil. AWAC has been granted exploration rights to 25 areas in the state of Para and 2 areas in the state of Amazonas. As a condition to maintain rights, periodic reporting of exploration results and activities is made to DNPM, the federal mining agency. The bauxite was developed during the Tertiary (Eocene-Oligocene) from intense tropical weathering of cretaceous age fine to medium grain feldspathic sandstones of the Alto do Chao Formation. The weathered profile is from top to bottom: 1. Belterra clay; 2. Nodular Bauxite (not considered ore, even though it may show good grades of A1203 av); 3. High iron laterite; 4. Bauxite, massive to friable to sugary in texture (this is the main ore zone); 5. Variegated colour clay. The contacts of all horizons are transitional. Currently there are exploratory drilling activities for the discovery and evaluation of bauxite. Exploration drillings on various grid spacings have been completed. No permanent infrastructure or facilities have been established. Temporary exploration camps are in use. Equipment consists of exploration drills when drilling is in progress. No equipment is permanently located on these properties. Power is derived from small portable generators used for the exploration camps. Water is available locally from streams. Approximately $24.5 million has been spent in this region over the last 5 years (2006-Q1 2011).

Juruti – Capiranga, Guarana, Mauari – Mining Property

Located in the state of Para, with Juruti as the nearest town. Accesses by boat from the Amazon River through Lago Grande do Juruti. There is also a recently paved access road from Juruti town. The size is approximately 30,000 hectares covering 3 leases. The surface is mainly owned by the Government of Brazil, with some small private holdings. AWAC also owns a small area for infrastructure near the port. AWAC has been granted the right by the Brazilian Government to develop a mine and auxiliary facilities. This right is conferred in the concessions nr. 370, 371 and 372 / 2006, granted by Brazilian Mining and Energy Ministry and published in the Brazilian National Government Official Press in October 18, 2006. A condition of maintaining rights is to continue to develop to an operating mine. The general geology of the area is similar to the Juruti Exploration Area. The mine is operational. Exploration on these 3 plateaus is completed with sufficient information to define ore for the mine. Infrastructure on the property consists of a box cut, exposing bauxite for mining after startup of the mine; a beneficiation plant consisting of bauxite stockpiles and mineral processing equipment; diesel power plant; rail loading structure; and associated administrative facilities and staff amenities. A new railroad now links the beneficiation site to a new port at Juruti. Water is available from Lago Grande do Juruti. Exploration costs to December 31, 2009 are of the order of $32 million over a period of 26 years.

Jamaica

SEPL535 – East Trelawny; Exploration Property

Located in the Parish of Trelawny and St. Ann, with Jackson Town the closest town located in the north central part of the SEPL (Special Exclusive Prospecting Lease) near the northern border. Road access is available using Routes B5, B10 and B11. The size is approximately 31,400 hectares. Surface rights of individual parcels within SEPL535 are owned by private parties and the Government of Jamaica. SEPL535 was granted by the Jamaica Government to Jamalco to carry out exploration for bauxite throughout the licensed area. The Company has exclusive right to petition for a license to mine the bauxite. Jamalco must submit periodic reports to the Jamaican Bauxite Institute (JBI). The white limestone formation of Eocene to Miocene age is the major geologic unit within the SEPL. This formation is strongly karstified. The bauxite occurs as earthy red, brown and yellowish-brown residual material within limestone depressions. SEPL535 is currently being explored for bauxite. Scout drilling for bauxite is in progress. Approximately 37% of the SEPL has been explored on scout-reconnaissance basis. Approximately $3 million has been spent from 2005 to 2008 in exploration costs along with North Manchester. Jamalco’s SEPL has not been renewed as the area is faced with environmental and cultural issues around the boundaries of the environmentally sensitive “Cockpit Country”. Timing for resolution is not known at this time.

INFORMATION ON THE COMPANY

SML130 – South Manchester – Harmons Valley; Open Pit Mine Property

Located in the Parish of Manchester with Porus the closest town .Access is by road on a Government public road. The size is approximately 10,761 hectares. Surface rights of individual parcels within SML 130 (Special Mining Lease) are owned by private parties and the Government of Jamaica. Jamalco has the exclusive right to petition for a SML in order to mine the bauxite. Jamalco must submit periodic reports to the JBI. The general geology is more or less the same as SEPL535 (see above). SML 130 Harmons Valley is currently an active mining area. All exploration work is completed for both the Harmons Valley and the Plateau. Mine control drilling for grade control is presently being undertaken in both areas. Infrastructure on the Harmons property consists of offices, train loading station and a workshop. Equipment consists of excavators, dozers, loaders, scrapers and graders. New plateau facilities have been constructed and were brought into operation early in 2008, including a loading station to transport Bauxite via a Rope Conveyor Belt to St. Jago loading station. This bauxite transportation system has an installed capacity of 1200t/hr. Source of power is from the Jamaica Public Service System, which is the national provider. Water is sourced from the Mid Clarendon National Irrigation Commission. Total capital expenditure incurred for South Manchester mine development was $60 million.

SEPL530 – North Manchester; Exploration Property and Mine Development

Located in the Parish of Manchester with Christiana the closest town located just east of the eastern border of SEPL530 (Special Exclusive Prospecting Lease). SEPL 530 is accessible by road Rt. B5 through Caines Shop and Rt. B6 through Mile Gully and Skull Pt. The size is approximately 7,400 hectares. Surface rights of individual parcels within SEPL 530 are owned by private parties and the Government of Jamaica. SEPL 530 was granted by the Jamaica Government to Jamalco and permits exploration for bauxite throughout the licensed area. Jamalco has the exclusive right to petition for a SML in order to mine the bauxite. Jamalco must submit periodic reports to the JBI. The general geology is similar to SEPL535 (see above). SEPL 530 is currently being explored for bauxite. Individual potential bauxite ore bodies are being auger drilled on 30m spacing. Laboratory analysis indicates that North Manchester bauxite cannot be processed efficiently by itself due to the poor settling characteristics of the digested residue, and its high phosphate content.

Some mine development activities were completed in 2006-2008 with the aim of commencing mining operations subject to the results of processing lab testing and industrial scale test. Lab tests and refinery trials undertaken during 2008 have established the feasibility of processing the North Manchester bauxite, blending with bauxites from other mines. Approximately 74% of the property has been explored. The source of power will tie into the regional grid. Source of water is the local lakes and wells. To date about $19 million has been spent on mine development activities which has been put on hold since 2008.

Suriname

Nassau Mountains; Mining Property

Located in Eastern Suriname, District of Sipaliwini, with Langatabiki the nearest major Maroon community settlement. The size is approximately 8,200 hectares. The surface is owned by the Government of Suriname. Exploration rights are maintained by Suralco. A condition of maintaining rights is for the development of a mine in the short term, a process that started in November 2008. The Nassau area belongs to formations of the “Marowijne Group” which comprises of the Paramacca Formation, the Armina Formation and the Rosebel Formation in this sequence from older to younger. Nassau is a plateaux or table mountain, and is dissected by the major creeks in four separate plateaux. The Nassau Mountains proper consists of rocks of the Paramacca Formation only. The Plateaux A, B and C are primarily low metamorphosed basalt with some intercalations of coarse grained quartz-gabbros, some acid extrusives and very minor intercalations of quartzites. In plateau D more intercallations of acid extrusives and metamorphosed sedimentary rocks such as schists and graywackes occur. This corresponds with the reconstructed (old) paleo Eocene pediplain on which probably all bauxite deposits of east Suriname were developed. The laterite capping protected the Nassau area against rapid erosion; after uplift and subsequent erosion and denudation of the surrounding area the plateaus now rise from 500-570 meters above sea level. In areas around Nassau and especially on the west and south slopes of the plateau, gold occurs and is worked by porknockers. Exploration work on a grid of 200 ft x 400 ft was completed with over 4200 holes drilled. A number of additional exploration holes have also been drilled recently. Exploration activities related to the development of the Nassau property is currently on-going. Infrastructure on the property at present is a reconnaissance laterite capped road over the length of the deposit with a tertiary road connecting the Nassau Hill with existing North-South secondary road. Sources of water are the creeks over the plateaus. Decision to develop this mining project was taken at the end of 2008. The feasibility study for the development of the Nassau deposit is estimated to be concluded by the end of 2011.

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

Kaimangrassie; Mining Property

Located in the District of Para, with La Vigilantia the nearest town. Access is by the highway which is asphalt-paved, then by haul road developed by the mine. The size is approximately 360 hectares. The surface is owned by the Government of Suriname. Current concession rights for the exploitation of the bauxite occurrence are maintained by Suralco. A condition of maintaining rights is the mining of the entire bauxite occurrence. The bauxite deposits result from the weathering of basement rocks and alluvium/colluvium derived from the basement. The bauxite layer averages 5 m in thickness. While the upper part of the ore bed is generally ferruginous, red-brown in color, compact and requires blasting, the lower part is predominantly grey in color, porous and softer. The top of ore is overlain by a thin transition zone, less than 50 cm, of hard clays or sand resting on a ferruginous hardcap, which in general is easily identifiable. The bauxite floor consists of semi-indurated box-work bauxite or banded bauxite resting directly on basal clays. The bauxite contains gibbsite, haematite, goethite, kaolinite and quartz. Minor impurities include anatase, sulphide in the form of marcasite and organics, reported respectively as TiO2, Corg and SO3. Klaverblad and Kaimangrassie are somewhat higher in Fe2O3 and lower in RSiO2, 7.3—9.8% and 3.2 – 3.8% respectively. Overburden thickness averages 16 m in Klaverblad and 4 m only in Kaimangrassie. Current status is that of an active mine since 2006, which was under management of the previous joint venture partner, BHP Billiton. Exploration was completed on a grid of 200 feet by 200 feet. Supplemental quality control drilling was also conducted. Current infrastructure on the property consists of mine haul roads, service roads, stockpile areas, shop, stores and office facilities. Most facilities are shared with the Klaverblad mine. Equipment located on the property consists of loading equipment including hydraulic excavators, wheel loaders, track type tractors, light trucks, equipment servicing vehicles, lowboys, equipment maintenance shops, store buildings and offices. Diesel generators are the source of power with portable water in water tanks as the source of water. Total investment costs incurred on this property to date combined with Klaverblad are approximately $190 million. Current bauxite deposits are estimated to be depleted by the end of 2012.

INFORMATION ON THE COMPANY

Klaverblad; Mining Property

Located in the District of Para, with La Vigilantia the nearest town. Access is by the highway which is asphalt paved. The size is approximately 190 hectares. The surface is owned by the Government of Suriname. Current concession rights for the exploitation of the bauxite occurrence are maintained by Suralco. A condition of maintaining rights is for the mining of the entire bauxite occurrence. The general geology of the area is similar to Kaimangrassie. Current status is that of an active mine as of April 2007 which was under management by the previous joint venture partner, BHP Billiton. Exploration was completed on a grid of 200 feet x 200 feet. Supplemental quality control drilling was also conducted. Current infrastructure on the property consists of mine haul roads, service roads, stockpile areas, shop, stores and office facilities. Most facilities are shared with the Kaimangrassie mine. Equipment located on the property consists of loading equipment including hydraulic excavators, wheel loaders, track-type tractors, light trucks, equipment servicing vehicles, lowboys, equipment maintenance shops, store buildings and offices. Diesel generators are the source of power with portable water in water tanks as the source of water. Total costs incurred on this property combined with Kaimangrassie are roughly $190 million. Current bauxite deposits are estimated to be depleted by the end of 2012.

Lely Hills, Lely Bauxite Deposit; Exploration/Mining Property

Located in the District of Sipaliwini with the nearest town being Marroon Villages. Access is by boat over the Marowijne/Tapanahony and further on foot. The size is approximately 7,250 hectares. The surface is owned by the Government of Suriname. Current concession rights for the exploration/exploitation of the bauxite occurrence are maintained by Suralco. A condition of maintaining rights is for the development of the bauxite occurrence, included in the Eastern Sequence, in the short term. The general geology of the area is similar to the Nassau Mountains. There are no current activities on the property. Exploration work completed to date has been 663 exploration holes drilled on several plateaus of the Lely Mountains in the early 1970’s. No work has been done since then. There is no infrastructure, equipment or power located on the property. The source of water is from creeks over several plateaus of the Lely Mountains. Follow-up concept level study has concluded in 2006 that the deposits are not economically feasible.

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

The bauxite contains gibbsite, hematite, goethite, kaolinite and quartz. Minor impurities include anatase and organics. Current status is that of bauxite mining which was under management by the previous joint venture partner, BHP Billiton. All exploration work is completed. Some drilling of the remnant areas is taking place to determine the amount of remnant ore available to be mined. Infrastructure on the property consists of more than 30 km of haul roads, service roads and, stockpile areas; and a crusher plant, including shop and office. Equipment located on the property includes off the road haul trucks, 100-ton, loading equipment, including hydraulic excavators, wheel loaders, track-type tractors, light trucks, equipment servicing vehicles, lowboys, crusher, and a powerhouse. Source of power is via three 600KW diesel generators and water is sourced from a water plant producing portable water from a nearby river. The mine is nearing its end of life and although the major exploration activities in the current concession had been concluded, a limited exploration program was initiated to assess the full amount of remnant ore in the mined out areas and explore for possible bauxite occurrences in the existing concession area and beyond. The expectation is that the mine area could be depleted in the near future.

INFORMATION ON THE COMPANY

Brownsberg: Mining property

Brownsberg is located 100 km south of the Paranam refinery and 25 km west of the Afobaka dam using an unpaved road. Exploration rights belong to Suralco. The Brownsberg includes two plateaus standing 400 m above sea level. Bauxite occurs in a geological setting similar to that of Nassau and globally presents the same characteristics. The deposits are within a forest reserve, which restricts mining of the deposits. Initial reconnaissance took place in 1914, but only in 1968-69 Suralco undertook systematic drilling with 4” Parmanco auger drills. A total of 1408 holes were drilled at 200 feet x 200 feet intervals. Suralco performed check drilling in 2002 and 2003. There is no infrastructure, equipment or power located on the property. No exploration or mining development is currently planned for this property.

Caramacca; Mining property

The Caramacca deposit is located approximately 7 km east from Kaimangrassie and 33 km by road to the refinery. Mining rights belong to Suralco. The bauxite deposit is approximately 5m thick and overlain by a 3m to 15m thick overburden with very low to medium strength clays and sands. The Caramacca area has been investigated as far back as 1959 as a potential source of bauxite feed for the Paranam refinery. Several drilling campaigns have been carried on and most recently in 2006 infill core drilling lead to the definition of proven mineral deposits of about 3 million tonnes. Equipment used for mining includes haul trucks and excavators. Mine Site facilitie consist of mine offices at the mine site. The mine includes a haul road to link this mine to the Kaimangrassie-Paranam main haul road and a open pit to mine the bauxite. Delivery of bauxite started in mid-2008 and depletion is expected by 2012.

Lelydorp 1: Mining Property

The Lelydorp 1 bauxite occurrence is a remnant deposit, abandoned by Suralco at the beginning of 1984. At that time Suralco had mined part of the deposit but withdrew as there were more economical bauxite deposits available in the mine area that could be realized through a Joint Venture with NV BHP Billiton Maatschappij Suriname (BMS). It was Suralco intention to re-open this mine at a time to be determined in the near future.

The mine is located at a distance of about 12.2 km from the Paranam refinery. Considering the mined out part of the bauxite ore body and an adjusted mine pit limit, approximately 3.8 million Bone Dry Metric Tonnes (BDMT) of bauxite deposits was left in the Lelydorp 1 area with an average quality of Av Al2O3 ~ 53%, Fe2O3 ~ 2% and ReSiO2 ~ 4%. Current mine design calculation considers 3 million BDMT as the mineable deposit. In mid 2010, Suralco decided to re-open the Lelydorp mine and initiated a bidding process for the development, mining and delivery of the bauxite to the refinery through a Total Mining Contract. Bauxite delivery is estimated to take place as of October 2012.

Para & Kakantrie North: Mining Property

The Para North and the Kakantrie North bauxite occurrences are remnant deposits. These deposits have been mined as a stand-alone source for bauxite and concurrently as of the mid sixties until 1974. The Para mine was the only source of bauxite until 1991 when mining was discontinued in these deposits. These deposits and the Lelydorp 1 occurrence as well have the same geological origin and characteristics. These remnant deposits are located at a distance of about 12 to 13 km from the Paranam refinery. The exploration drilling data and additional data from check drilling campaigns were considered adequate for the estimation of an Indicated bauxite deposit of Kankantrie North at 6,328,000 mt with reactive SiO2 of 4.6% and available AI2O3 of 52.7% and Fe2O3 at 1.6% and Para North at 8,566,000 mt with reactive SiO2 of 5.3% and available Alumina of 51.0 and Fe2O3 at 2.6%. In 2009 it was decided by Suralco to include the development of the PN/KN remnants deposits in the Suralco mine development plan with the option to exploit these deposits concurrently with the Nassau mine. Infill drilling is planned to assess the measured bauxite ore deposit of the bodies and mine development options are being worked out with a target for mining by the mid 2013.

INFORMATION ON THE COMPANY

Guinea

Boke; Mining Property

Located 150 km northeast of the Guinean capital, Conakry, in Lower Guinea, the Boke mining operations are operated by Compagnie des Bauxites de Guinée (CBG), owned 51% by Halco (Mining) Inc. Mining (AWAC 45%; Rio Tinto Alcan 45%; Dadco 10%) and 49% by the Government of Guinea. Boke bauxite is of blanket type, typical of Guinea bauxite deposits. It occurs close to the surface, requiring little overburden removal. Boke bauxite typically grades at average 51% available alumina. Approximately 85-90% of output is sourced from the Ndangara and Boundou Wande deposits and the remaining from Sangaredi. Ore is mined by drilling, blasting and excavation by bench heights of up to 8 m, loaded by hydraulic excavators or front-end loaders onto haul trucks and transported to stockpiles. Blended bauxite is transported to the Kamsar port via company-owned railway, and loaded onto ships via a company-operated 1.6km jetty.

INFORMATION ON THE COMPANY

AWAC OPERATIONS

i) Smelter-Grade Alumina and Primary Aluminium

Australia

In Australia, AWAC partners own 100% of Alcoa of Australia which operates integrated aluminium facilities, including mining, refining and smelting facilities. In 2010, the Australian operations produced 9.0 million tonnes of alumina (2009: 9.0 million tonnes) and 356 thousand tonnes of aluminium (2009: 368 thousand tonnes).

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

In September 2006, Alcoa received environmental approval from the Government of Western Australia for expansion of the Wagerup alumina refinery to a maximum capacity of 4.7 million mtpy, a potential capacity increase of over 2 million mtpy. This approval has a term of 5 years and included environmental conditions that must be satisfied before Alcoa can seek construction approval for the project. The project was suspended in November 2008 due to global economic conditions and the unavailability of a secure long-term energy supply in Western Australia. These constraints continue and as such the project remains under suspension. Alcoa is therefore seeking an extension of the 2006 environmental approval for the expansion for a further 5 years.

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

Alumina refining is energy intensive and AWAC’s refineries in Australia use natural gas as their energy source. The natural gas requirements of the refineries are supplied primarily under a contract with parties comprising the North West Shelf Gas Joint Venture. The initial contract was scheduled to expire in 2005 and imposed minimum purchase requirements. In December 1997, these arrangements were extended through a renegotiation of the initial contract and the signing of a new contract running through to 2020. The tariff applicable under the agreement has both a base component, which reflects the cost of power generation and transmission, and a flexible or adjustable component, which provides for adjustments to the base tariff rate based on the LME price for aluminium, the Consumer Price Index and oil prices. The agreement provides a discount for interruption and a demand charge equal to about two thirds of the total tariff which may be payable whether or not energy is taken. Approximately 70% of Alcoa of Australia’s gas supplies are under long term contacts with other tranches requiring renewal from 2013.

Alcoa of Australia has several shorter term gas contracts to supplement its principal gas supply contract, including a contract with the East Spar Joint Venture for supply of gas through the Varanus Island hub. This supply was disrupted in June 2008 as a result of a fire on Varanus Island, resulting in the total loss of supply from that source for approximately 2 months, and restricted supply for the remainder of 2008. During this period of disruption, Alcoa of Australia obtained additional gas supplies, and supplies of diesel fuel, to enable production to be largely maintained, albeit at increased cost. The majority of these additional costs have been recovered under applicable insurance policies, subject to commercial deductibles in each case.

INFORMATION ON THE COMPANY

AofA is progressing multiple supply options to replace expiring contracts, including investing directly in projects that have the potential to deliver cost based gas. Alcoa of Australia has a 26% interest in Warro Joint Venture, with Latent Petroleum Pty Ltd (merged with Transerv Energy Limited in March 2011) holding a 74% interest. Alcoa of Australia may acquire from Latent Petroleum Pty Ltd, which owns the Warro gas field in the Perth basin of Western Australia, up to a 65% interest in the Warro gas field. If the Warro Joint Venture is successful, Alcoa of Australia will farm-in in a phased approach and at the end of each phase Alcoa of Australia will have the opportunity to review and assess whether or not it wishes to continue to the next phase.

Alcoa of Australia made a prepayment of A$40.0 million for gas to be delivered under a gas supply agreement. Buru Energy Limited will be obliged to repay this A$40.0 million if it does not proceed with a gas development that would allow the supply of sufficient gas to meet its delivery obligations. Alcoa of Australia and Buru Energy Limited have entered into an escrow agreement pursuant to which Buru Energy Limited has agreed to hold A$20.0 million plus accrued interest for the benefit of Alcoa of Australia as security against the potential obligation to repay the A$40.0 million.

AWAC is a 20% participant in the consortium that in 2004 acquired the Dampier to Bunbury Natural Gas Pipeline (DBNGP). Extending almost 1,600 km from Western Australia’s North-West gas fields down to the state’s south-west, the DBNGP is one of the longest and largest natural gas pipelines in Australia. The pipeline has been expanded twice since acquisition. During the course of the 2010 year the DBNGP Trust undertook capital improvements increasing the capacity of the Dampier to Bunbury pipeline.

AWAC produces primary aluminium in Victoria, Australia. The aluminium assets include an aluminium smelter at Point Henry, near Geelong, and a 55% controlling interest in an aluminium smelter at Portland, approximately 240 kilometres west of Geelong. AWAC’s interest in the Portland smelter increased from 45% to 55% in 2000 following the acquisition of Eastern Aluminium’s 10% interest. The Portland smelter has an annual production capacity of 358,000 tonnes of aluminium and Point Henry has an annual capacity of 190,000 tonnes.

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

On May 1, 2010, Alcoa of Australia announced new power contracts had been entered with Loy Yang Power to secure electricity supply to the Portland and Point Henry aluminium smelters in Victoria, Australia until 2036. The new contracts will come into effect in 2014 for the Point Henry operations (Geelong) and 2016 for the Portland operations. The contracts can be interrupted under certain conditions at the option of Alcoa of Australia.

On January 24, 2011, Alcoa of Australia entered into a loan agreement to borrow U$120 million from NV Alcoa Minerals of Suriname, a related Alcoa World alumina and Chemicals entity. The term of the loan is for one year however the loan agreement automatically extends for terms of one year, unless by October 31 of any year, NV Alcoa Minerals of Suriname has notified Alcoa of Australia that the loan agreement will not be extended beyond the end of the existing term. Notwithstanding any automatic extensions, the loan agreement will terminate not later than 2020.

INFORMATION ON THE COMPANY

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

In October 2008 AWAC announced that production at Point Comfort would be reduced by approximately 25% in response to growing global stockpiles of aluminium, and due to reduced demand. A further reduction was announced in January 2009, bringing total curtailment to approximately 1.5 million mtpy. Of that amount, 800,000 mtpy remains curtailed.

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

Republic Of Guinea

Halco Mining Bauxite Operation

AWAC has a 45% interest in a bauxite company, Halco (Mining) Inc. (“Halco”). Halco owns 100% of Boké Investment Company, a Delaware company, which owns 51% of Compagnie des Bauxites de Guinée (“Compagnie Guinée”), the manager of a number of bauxite mines at Boké, north-west of Conakry, in Guinea, West Africa. The Guinean Government owns the remaining 49% of Compagnie Guinée. Compagnie Guinée has the exclusive right through 2038 to develop and mine bauxite in certain areas within a 10,000 square-mile concession in north-western Guinea.

The shareholders of Halco take bauxite in proportion to their equity positions under take-or-pay contracts. AWAC, through AWA LLC, has a bauxite purchase contract with CBG that will provide AWAC with bauxite through 2026.

Other Guinea Interests

In November 2005, Alcoa World Alumina LLC (AWA LLC) and Rio Tinto Alcan Inc. signed a Basic Agreement with the Government of Guinea that sets forth the framework for development of a 1.5 million mtpy alumina refinery in Guinea. In 2006, the Basic Agreement was approved by the Guinean National Assembly and was promulgated into law. The Basic Agreement was set to expire in November 2008 but has been extended to 2012. Pre-feasibility studies were completed in 2008. Further project activities are contemplated in 2011.

INFORMATION ON THE COMPANY

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

The Suralco refinery’s current sources of bauxite and additional bauxite supply from two successor mines, Kaimangrassie and Klaverblad in Eastern Suriname will be exhausted within the next several years. Alcoa is evaluating alternative sources of bauxite including deposits from Suralco’s concession in eastern Suriname, such as the Nassau plateau.

In July 2009, AWA LLC acquired the BHP Billiton subsidiary that was a 45% joint venture partner in the Surinamese bauxite mining and alumina refining joint ventures. Prior to the AWA LLC buyout, BHP Billiton’s subsidiary held a 45% interest to Suralco’s 55% interest in the two joint ventures. After the acquisition of the BHP Billiton subsidiary, its name was changed to N.V. Alcoa Minerals of Suriname (AMS). AWA LLC is part of the AWAC group of companies.

In May 2009, the Suralco alumina refinery announced a curtailment of 870,000 mtpy. The decision was made to protect the long-term viability of the industry in Suriname. The curtailment was aimed at deferring further bauxite extraction until additional in-country bauxite deposits are developed and market conditions for alumina improve. Alumina production was increased from 3 digesters to 4 digesters in 2010, with some use of imported bauxite.

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

Jamalco’s alumina refinery, completed in 1972, is located 72 kilometers west of Kingston. The refinery’s nominal capacity was 1.25 million tonnes per annum after completion of the 250,000 tonne expansion in November 2003. The completion of the expansion was part of an agreement to invest $115 million to expand the refinery and remove from Jamalco the nearly 30-year-old levy on bauxite.

INFORMATION ON THE COMPANY

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

In August 2007, Hurricane Dean substantially damaged the Rocky Point port from which Jamalco ships alumina. The facility is shipping alumina from temporary on-site port facilities constructed in 2007. Due to capital expenditure constraints, permanent repairs to the Rocky Point Pier are expected to be completed in 2013, instead of 2011 as previously planned. The refinery is operating at approximately 95% of nameplate capacity.

A proposed 1.5 million mtpy further expansion of Jamalco’s Clarendon, Jamaica refinery was subject to supply of natural gas by the Government of Jamaica and acceptable market conditions.

As a result of the poorer industry economics and liquidity constraints, during the fourth quarter of 2008, AWAC determined the brown field expansion project in Jamaica will not be completed for at least the next several years. In the event the expansion of the Jamaican refinery is revisited at some point in the future, in all likelihood the utility of the costs incurred to date (primarily relating to preliminary engineering with a finite life) would be minimal. As a result, all previously capitalized costs associated with the expansion (except costs associated with machinery and equipment that can be used elsewhere), totaling $84 million, were written off in December 2008.

The Government of Jamaica has sought expressions of interest in the sale of its 45% interest in Jamalco. A sale would be subject to AWAC’s right of first refusal.

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

After a recent expansion, the refinery has a nominal production capacity of 3.5 million tonnes of smelter grade alumina per annum of which AWAC is entitled to 1.4 million tonnes per annum. The major source of energy for the refinery is low sulphur steaming coal purchased from Colombia and Venezuela.

The consortium has long term bauxite purchase contracts with Mineracao Rio Do Norte S.A. (MRN) which has mines located at Trombetas within the State of Para in northern Brazil. Alcoa World Alumina Brasil Ltda holds a 9.6% interest in MRN. The remaining interest in MRN is jointly owned by affiliates of Alcan, Companhia Brasileira de Aluminio, Companhia Vale do Rio Doce, BHP Billiton Metais S.A., Alcoa Aluminio S.A., and Norsk Hydro Brasil Ltda. MRN’s mines produce approximately 18 million tonnes of bauxite a year. Bauxite is transported approximately 1,400 kilometers by ship to the refinery.

A maritime terminal owned by the consortium and equipped with an alumina ship loader and bulk materials ship unloader is situated adjacent to the refinery. These facilities are used to ship both bauxite and steaming coal into the refinery and alumina out.

Commissioning of the recent expansion began in the second half of 2009. The expansion involved a 2.1 million mtpy expansion of the Alumar alumina refinery (AWAC 54% share) and a 2.6 million mtpy Juruti bauxite mine. The projects are being completed in line within the previously advised budget of $1.4 billion for capital expenditure (Alumina’s share). Certain aspects of mine capital expenditure not essential to initial commissioning were deferred during 2010 are a result of commissioning issues at the refinery. Alumina will invest a further $56 million in 2011 in mine equipment and infrastructure at Juruti. The nameplate capacity of the refinery has increased to approximately 3.5 million mtpy, and Alcoa World Alumina Brasil Ltda. owns 39% of the expanded refinery. Construction of the refinery was finalized at the end of 2009.

INFORMATION ON THE COMPANY

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

The Sao Luis refinery achieved nameplate capacity production rate in late 2010. The Juruti mine also reached nameplate production capacity during 2010.

Spain

San Ciprian Refinery

AWAC owns and operates the San Ciprian alumina refinery, which is located on the north-west coast of Spain. AWAC acquired the refinery in February 1998 from Alcoa for $113 million following Alcoa’s acquisition of the principal alumina and aluminium assets of Spain’s state owned aluminium producer, Industria Espanola del Aluminio (“Inespal”).

The San Ciprian refinery was commissioned in 1980. It has an annual production capacity of 1.5 million tonnes, having completed a 0.2 million tonne expansion at a cost of $22.2 million in March 2001. San Ciprian operations are high temperature and pressure refining technology. Bauxite for the refinery is shipped from the Boké mine in Guinea. Steam for the refinery is generated by the plant’s oil fired boiler, with electrical power supplied from the national power grid.

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

Kingdom of Saudi Arabia

In December 2009, Alcoa Inc. and Ma’aden entered into an agreement setting forth the terms of a joint venture between them to develop a fully integrated aluminum complex in the Kingdom of Saudi Arabia. In its initial phases, the joint venture plans to develop a fully integrated industrial complex that will include a bauxite mine with an initial capacity of 4.0 million mtpy; an alumina refinery with an initial capacity of 1.8 million mtpy; an aluminium smelter with an initial capacity of ingot, slab and billet of 740,000 mtpy; and a rolling mill, with initial hot-mill capacity of 380,000 mtpy. The mill is expected to focus initially on the production of sheet, end and tab stock for the manufacture of aluminium cans, and potentially other products to serve the construction industry, automotive, and other industries.

INFORMATION ON THE COMPANY

The refinery, smelter and rolling mill will be established within the new industrial zone of Raz Az Zawr on the east coast of the Kingdom of Saudi Arabia. First production from the aluminum smelter and rolling mill is anticipated in 2013, and first production from the mine and refinery is expected in 2014.

AWAC will have a 25.1% economic interest in the mine and refinery and no interest in the aluminium smelter and rolling mill. Alumina Limited’s equity contribution over the period 2010 to 2014 is expected to be approximately $140 million. The joint venture will utilize project financing for approximately 60% of the required capital. Project financing is expected to be in place during 2011, and construction is expected to commence in 2011.

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

A significant development occurred in the pricing structure for alumina during 2010. Traditionally most alumina outside of China has been sold to third party smelters on a medium to long term contract basis, with the price calculated as a percentage of the LME aluminium price. The LME aluminium price is published daily and over time reflects the fundamentals of the supply and demand and operating and capital costs of producing aluminium.

In recent years however there has been a low correlation between the LME aluminium prices and alumina input costs (principally energy, caustic soda and bauxite/freight).

The alumina input costs have had different drivers to those of aluminium and disparities between those costs has led to the way alumina has been traditionally priced becoming disconnected to the underlying economics of producing and selling alumina. In 2010 a number of key commodity information service providers started publishing daily and weekly alumina (spot) pricing assessments or indices.

INFORMATION ON THE COMPANY

These developments have enabled AWAC to enter contracts with prices based on published spot prices. The contracts written by AWAC during the latter part of 2010, for delivery in 2011 and beyond, referenced a basket of published alumina index prices.

Subject to continuation of certain long term contracts, approximately 20 per cent of AWAC’s alumina sales contracts expire each year.

Markets

AWAC’s largest customer for its alumina production is Alcoa’s primary smelting group which in 2010 accounted for approximately 40% of AWAC alumina production. Remaining sales are usually a variety of contract types to customers all over the world which are priced by reference to the published LME aluminium price and spot market pricing. An increasing percentage of production is being sold into the spot alumina market.

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

AWAC entered into a new five-year alumina supply contract with Alcoa in 2010. The price paid for the AWAC production by Alcoa smelters is currently determined by applying the weighted average of:

•	the prices received by AWAC from the sale of alumina to unrelated third parties; and

•	the contract price paid by the Alumax smelters set under the contracts negotiated when the Alumax smelters were still unrelated to Alcoa.

Employees

At the end of 2010, AWAC had 7,924 employees in its operations compared with 7,466 in 2009 and 7,267 in 2008. The number of employees was:

	2010	2009	2008
Alumina	6,961	6,460	6,197
Aluminium	950	1,001	1,065
Chemicals & Other	13	5	5

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

In February 2011, the Australian Government announced its intention to pursue a proposal for the introduction of a carbon price mechanism. The proposed mechanism would commence with a fixed carbon price and after a specified period, move to a cap-and-trade emissions trading scheme.

There is insufficient detail relating to how the mechanism will operate, the initial price for carbon, the period over which the fixed carbon price would apply and the subsequent operation of the cap-and-trade component to estimate a financial impact. Also the proposal indicates a yet to be determined level of assistance to Australian export industries.

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

The costs associated with Alumina’s obligations under RET and potentially under the Australian Federal Government’s announcement of its plan to introduce a carbon price mechanism, may impact Alumina and AWAC’s operations. Data on the carbon dioxide emissions and electricity usage of Alumina are contained in its Sustainability Report (which can be viewed on the Alumina website (www.aluminalimited.com)). In 2010, Alumina’s imputed share of carbon dioxide equivalent emissions from Alcoa of Australia’s operations was approximately 1.94 million tonnes of direct emissions and approximately 2.9 million tonnes of indirect emissions (from producers of electricity which is supplied to Alcoa of Australia).

INFORMATION ON THE COMPANY

Inconsistency of regulations may also change the attractiveness of the locations of some of AWAC’s assets. It is difficult to assess the potential impact of future climate change regulation given the wide scope of potential regulatory change in countries in which Alumina and AWAC operate. For instance, the aluminium industry will be included in the European Union emissions trading scheme from 2013. The free allocation of allowances, the extent of the mitigation measures for which AWAC’s San Ciprian refinery might qualify and the treatment of indirect emissions is uncertain. Therefore, it is difficult to estimate the financial impact on AWAC of the European scheme.

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

•

Alumina International Holdings Pty Ltd – Incorporated in Australia this company holds, together with Alumina Limited, all entities in the Alumina Group’s AWAC joint venture (except for Alcoa of Australia Limited, see below) through its direct and indirect interests, totalling 40% in each of Alcoa World Alumina LLC, Alcoa Caribbean Holdings LLC, Alumina Espanola SA and Alcoa World Alumina Brasil Ltda. It is wholly owned by Alumina.

•

Alcoa of Australia Limited – Incorporated in Australia, and 40% owned by Alumina, this company is a significant entity in the Alumina Group’s AWAC joint venture, with integrated bauxite mining, alumina refining and aluminium smelting facilities in Australia.

The AWAC entities’ assets include the following interests:

•	100% of the bauxite mining, alumina refining, and aluminium smelting operations of Alcoa of Australia;

•	100% of the refinery assets at Point Comfort, Texas, United States (“Point Comfort”);

•	100% interest in various mining and refining assets in Suriname ;

•	a 55% interest in mining and refining assets in Jamaica;

•	a 39% interest in the São Luis refinery in Brazil and a 9.6% interest in the bauxite mining operations of Mineracao Rio Do Norte, an international mining consortium;

•	100% of the Juruti bauxite deposit in Brazil;

•	100% of the refinery and alumina-based chemicals assets at San Ciprian, Spain;

INFORMATION ON THE COMPANY

•	a 45% interest in Halco, a bauxite consortium that owns a 51% interest in Compagnie des Bauxites de Guinée, a bauxite mine in Guinea; and

•	100% of Alcoa Steamship.

•	100% of the Hydro-electric facilities in Suriname.

•	25.1% interest in the planned mine and refinery in Saudi Arabia.

D. Property, plant and equipment

Alumina’s property, plant & equipment consist primarily of office furniture and computing systems equipment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion should be read in conjunction with Alumina Limited’s Consolidated Financial Statements, including the notes thereto, and AWAC’s Combined Financial Statements which are included in this annual report. Alumina’s Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB, which differs in certain respects from US GAAP. Unless noted otherwise, amounts and disclosures of accounting matters made in this section are determined in accordance with IFRS as issued by the IASB. The critical accounting policies adopted by Alumina are described below. AWAC’s Combined Financial Statements are prepared in conformity with US GAAP.

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

Impairment of assets – The Alumina Group assesses at each balance date whether there is objective evidence that the investment in associates is impaired. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

AWAC

AWAC’s significant accounting policies are summarized in AWAC’s Combined Financial Statements. Some of AWAC’s accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on AWAC’s historical experience, terms of existing contracts, management’s view on trends in the alumina/aluminium industry and information from outside sources.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Inventory valuation – AWAC inventories are carried at the lower of cost or market, with cost for a portion of U.S. inventories determined under the last-in, first-out (“LIFO”) method. The cost of other inventories is principally determined under the average-cost method. This method is not allowed under IFRS. Alumina adopts the first in, first out (FIFO) valuation methodology in the IFRS financial statements.

Foreign currency – The local currency is the functional currency for AWAC’s significant operations except in Jamaica and Suriname, which use the U.S. dollar for their functional currency. The determination of the functional currency in these countries is based on the appropriate economic and management indicators.

Effective January 1, 2010, the functional currency in Brazil was changed from U.S. dollar to the Brazilian real (BRL). This change was made as a result of changes in the operations of the business following the completion of the Sao Luis refinery expansion and Juruti bauxite mine development.

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

Goodwill and other intangibles – Goodwill is not amortized, instead, it is tested for impairment annually (in the fourth quarter) or more frequently if indicators of impairment exist or if a decision is made to sell a business. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include a decline in expected cash flows, a significant adverse change in legal factors or in the business climate, unanticipated competition, or slower growth rates, among others. It is important to note that fair values that could be realized in an actual transaction may differ from those used to evaluate the impairment of goodwill. Goodwill is allocated among and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment. AWAC has two reporting units: the Alumina and Primary Metals segments. In 2010, the estimated fair values of both reporting units were substantially in excess of their carrying value, resulting in no impairment. The evaluation of impairment involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. AWAC uses a discounted cash flow model (“DCF model”) to estimate the current fair value of its reporting units when testing for impairment as management believes forecasted cash flows are the best indicator of such fair value. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volume and prices, costs to produce, tax rates, capital spending, discount rate and working capital changes. Most of these assumptions vary significantly among the reporting units. Cash flow forecasts are generally based on approved business unit operating plans for the early years’ cash flows and historical relationships in later years. The betas used in calculating the individual reporting units’ weighted average cost of capital (“WACC”) rate are estimated for each business with the assistance of valuation experts.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Mine development costs, classified on the combined balance sheet as other non-current assets and deferred charges, are generally deferred and amortized over the period during which the mineral deposits are extracted on a units of production basis. Applicable mine development costs are charged to expense in the year any program is abandoned.

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

Stock-Based Compensation – Certain employees of AWAC receive stock options under Alcoa’s stock incentive plans, and AWAC receives charges for stock option exercises under this plan. AWAC recognizes compensation expense for employee equity grants using the non-substantive vesting period approach, in which the expense (net of estimated forfeitures) is recognized ratably over the requisite service period based on the grant date fair value. Determining the fair value of stock options at the grant date requires judgment, including estimates for the average risk-free interest rate, dividend yield volatility, annual forfeiture rate and exercise behaviour. Participants can choose whether to receive their award in the form of stock options, stock awards, or a combination of both. This choice is made before the grant is issued and is irrevocable.

General Factors

Alumina’s financial and operational performance and prospects are influenced by a number of factors which predominantly result from its 40% interest in AWAC, the level of debt carried by Alumina Limited, and equity raisings.

As at December 31, 2010, Alumina Limited’s debt was incurred through several facilities:

•

A syndicated multi-currency one, three and five year debt facility entered into on July 19, 2006, initially of $700 million. Tranches of this facility have been extended on or prior to their scheduled expiry and reduced or cancelled when circumstances permitted. In February 2011 the final tranche of this facility was cancelled and the facility was terminated.

•	A syndicated US$ three and five year debt facility totaling $320 million entered into on November 12, 2010.

•	Bilateral bank facilities totaling $175.0 million which will mature in 2012.

•

A $296 million facility from the Brazilian National Development Bank (BNDES). This funding is provided in US$ and Brazilian reais and amortises from December 2010 to July 2016. At December 31, 2010, the facility was fully drawn.

•

$350 million of 5 year Convertible Bonds were issued in May 2008. The bonds bear interest at 2.0% for their life, and if not already converted into equity at a share price fixed at the time of issue (subsequently adjusted as a result of Alumina’s equity issues in October 2008 and May 2009), at maturity they are redeemed at 100% of the principal amount. Bondholders hold an option to put the bonds at par on the third anniversary of issue. During 2010 Alumina repurchased and cancelled $182.4 million of bonds, leaving $167.6 million outstanding. During March and April 2011, Bondholders holding $150.85 million of bonds exercised their option to redeem their bonds at 100% of the principal amount and these Bonds were redeemed and cancelled on May 16, 2011 using existing debt facilities. The remaining $16.73 million of bonds represent less than 10% of the original amount and the Company commenced the compulsory acquisition of the remaining bonds on May 17, 2011. This compulsory acquisition is expected to be completed by June 30, 2011.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The amount of interest charged on these debt facilities will impact the profitability of Alumina. The interest amount incurred will depend on the amount of debt carried and interest rates.

Alumina Limited’s 40% share of AWAC’s continuing operations during the three year period to December 31, 2010 was characterized by a focus upon:

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

Commodity prices

AWAC sells products which are commodities and its financial performance is significantly influenced by the prices it obtains for these products and, in particular, the LME price of primary aluminium and alumina indices. The price of a commodity is generally determined by, or linked to, the price for the product in question in the world markets. World commodity prices are subject to changes in supply and demand, and characterized by significant fluctuations. The volatility of commodity prices means that the sales revenues (and in the absence of mitigating factors, profit) generated by sales of AWAC products, even where production levels and costs remain constant.

Fluctuations in the A$/US$ Exchange Rate

The world commodity prices for the products AWAC sells are denominated in, or linked to, US$. By contrast, a significant portion of AWAC’s costs are denominated in A$. As a consequence, fluctuations in the rate of exchange between the US$ and A$ may have an effect on the financial results of Alumina. Appreciation of the US$ relative to the A$ reduces the value of unhedged costs in A$ as compared to USD revenues and has a positive impact on profit. A depreciation in the US$ as compared to the A$ decreases the value of unhedged sales revenue in A$ as compared to A$ costs and exerts negative pressure on profit. Alcoa of Australia contributes the majority of AWAC’s earnings. However, for those refineries outside Australia, a portion of their costs are denominated in the local currency and movements in those currencies relative to the US$ will have an effect on the financial results of Alumina.

Production Costs

Changes in AWAC’s costs have a major impact on its profitability. AWAC’s mining, refining and smelting operations are subject to conditions beyond its or Alumina Limited’s control that can delay deliveries or increase costs for varying lengths of time.

Alumina operating margins improved as a result of higher realized prices and continued discipline on controllable costs. Excluding Brazil direct commissioning and start-up costs of $80 million, the average cost of alumina production increased by $17 per tonne.

This was principally due to the appreciation of the AUD against the USD which had a negative impact of approximately $14 per tonne (the average AUD/USD rate for 2010 was 0.92 compared with 0.79 in 2009). Average costs were also impacted by increased production from higher cost refineries outside Australia which were ramped up in response to increases in customer demand and alumina pricing. The proportion of total production from the lower cots Australian refineries fell from 67% in 2009 to 60% in 2010.

Energy costs increased approximately 23% on the prior year, although this was partially offset by a 27% decline in caustic soda costs. Depreciation expense in Brazil increased to $138 million, up from $38 million in 2009, following commissioning of the expanded refinery and full mine operation.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

The traditional alumina pricing methodology was to link the price of as a percentage of the aluminium price. The linkage methodology in recent years has not recognized that alumina cost drivers are different from those of aluminium.

In 2010 a significant development occurred in the pricing structure for alumina. Several independent pricing indices were developed for alumina based on spot sales.

A more extensive description of the change in pricing and its implications for Alumina Limited is covered under Markets and Competition on page 36.

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

The electricity supply to AWAC’s smelters is primarily under 30-year contracts expiring in 2014 and 2016. The cost of electricity is a substantial individual cost in the production of aluminium. The level of electricity tariffs available after the expiry of these contracts is material to the level of smelter production costs and profitability. Alcoa of Australia Limited has entered into new base-load electricity contracts to power AWAC’s smelter at Point Henry, Geelong, and the Portland aluminium smelter to 2036.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

During 2006 the AWAC joint partners entered into a new funding agreement under which future capital expenditures are to be funded by the partners contributing directly to cash calls issued by the relevant AWAC entity. When such cash calls are issued, additional dividends equal to the amount of the cash call will, subject only to availability of cash and earnings, be paid by AWAC entities to the partners. During 2010, the funding agreement was extended on the basis that 2 years notice is required to terminate the agreement.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2010 Performance Compared to 2009

Overview – Alumina Limited

Alumina’s consolidated net profit after tax from continuing operations was $34.6 million for the year ended December 31, 2010 compared with a loss of $23.7 million for the year ended December 31, 2009. This increase in 2010 compared to 2009 was due to the following:

Share of net profits of associates using the equity method

Share of net profit of associates increased by $82.9 million (5,181%) to $84.5 million. Refer to Overview-AWAC below for explanation on the increase.

The AWAC results are adjusted for differences between US GAAP and IFRS prior to incorporation into the Alumina Limited results. These adjustments are non-cash book entries.

The main adjustments for the 2010 year are:

•	reversal of $105 million tax credit in Brazil;

•	reversal of $27 million inventory LIFO credit before tax;

•	recognition of $20 million debit after tax for defined benefit pensions;

•	recognition of $15 million credit after tax for movements in embedded derivatives.

General and administrative expenses

General and administrative expenses increased by $4.2 million (40%) to $14.7 million. Alumina Limited is headquartered in Melbourne, and most corporate costs are incurred in Australian dollars. The translation of A$ costs into US$ was impacted by the strength of the Australian dollar, and this was a significant impact on the increase in corporate costs. In addition, the 2010 costs included Brazil taxes on funds movements from Brazil, costs associated with the change in functional and presentation currency, and administrative costs in Brazil.

Other Income/expenses

A net gain of $2.1 million on Brazilian Real financial instruments, principally on BRL instruments was recognized in 2010 compared to a $11.5 million gain on options in 2009. The options in 2009 provided a partial cap to Real/USD currency exposure arising from capital funding expenditure on the Brazilian mine and refinery expansion.

Borrowing Costs

Borrowing costs increased by $7.7 million (25%) to $38.7 million. Interest of $15.5 million was incurred in 2010 on the longer dated amortizing loan from the Brazilian National Development Bank (interest at approximately 5.3% per annum) compared with $2.5 million in 2009. Amortization of the convertible bond option was $1.0 million lower in 2010 at $8.1 million compared to $9.1 million during 2009. Commitment and upfront fees were steady at $8.5 million.

Income tax expense

In 2010, Alumina did not have any income tax charge compared to an income tax credit of $0.3 million in the prior year. The key points to note are:

•	$117.2 million of income not assessable for tax compared to $5.7 million of income assessable for tax in the prior year.

•	Timing differences not recognized of $73.9 million compared to $7.9 million in the prior year.

•	Non-deductible expenses of $8.7 million compared to $4.3 million in the prior year.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Cash Flows

Alumina’s net cash inflow from operating activities from continuing operations for 2010 was $200.6 million, compared to $106.7 million in 2009, an increase of 88%. Higher dividends and distributions from associates were offset by higher borrowing costs and lower general and administrative expenses driving higher cash from operating activities.

Alumina’s cash outflow relating to investing activities from continuing operations was $142.4 million, compared to $363.4 million in 2009, a decrease of 61%. This decrease in cash outflows from investing activities in 2010 was due to the lower equity contributions made by Alumina as the capital program in Brazil neared completion, and $6.0 million of proceeds received from derivatives in 2010 as opposed to $20.7 million of proceeds received from option premiums during 2009. There were no loans repaid by related parties during 2010 whereas $56.1 million of loans were repaid during 2009.

Alumina’s net cash outflow from financing activities for continuing operations was $242.6 million, compared to an inflow of $546.7 million in 2009. Key changes were:

•	There were no rights issues during 2010 compared with proceeds of $794.2 received from the rights issue of shares during 2009.

•	Payments for the repurchase of the part of the convertible bond amounted to $181.5 million during 2010. No repurchases were made during 2009.

•	Cash dividends paid of $93.7 million in 2010. No cash dividends were paid in 2009.

•	Drawdowns of $33.7 million during the year, offset by debt repayments of $1.1 million, compared to drawdowns of $682.0 million offset by debt repayments of $844.2 million in 2009.

•	There were no loans repaid to related parties during 2010. $41.8 million was repaid during 2009.

•	There were no proceeds from related parties during 2010. $7.0 million was received during 2009.

Net Assets

Alumina’s net assets increased in 2010 by $153.2 million (5%) to $3,071.5 million. The key points to note are:

•

Investment in associates increased by $225.9 million to $3,415.6 million. The increase was attributable to additional funding capitalization in AWAC entities amounting to $161.6 million, the impact of the higher Australian dollar and Brazilian reals amounting to $234.9 million offset by a return of capital amounting to $13.8 million and by surplus of dividends received over equity share in profits of $157.6 million.

•	Cash decreased by $193.5 million to $112.1 million, for the reasons noted above in the discussion on Alumina’s cashflow from operating, investing and financing activities.

•

Interest-bearing liabilities decreased by $114.0 million to $463.9 million. During 2010 Alumina borrowed additional amounts in US$ and BRL amounting to $33.7 million and repaid debt amounting to $1.1 million.

Equity

Alumina’s equity increased by $153.2 million (5%) in 2010 to $3,071.5 million. The key items include:

•	$34.6 million of net profits for 2010;

•	$91.6 million of dividends provided in 2010;

•	$20.5 million reduction on the option premium of the convertible bonds resulting from the repurchase of the convertible bond;

•	$230.8 million net exchange gain recognized in equity in 2010.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview - AWAC

2010 Performance Compared to 2009 Performance

US GAAP ($ million)

	2009 Full Year	2010 Full Year
Total Sales
Third-party sales	2,706.1	3,452.4
Related party sales	1,371.9	2,004.1

Total Sales	4,078.0	5,456.5

Net Income (after tax)	106.4	335.3

AWAC’s 2010 sales revenue of $5,456.5 million (including sales to parties related to AWAC of $2,004.1 million) was 33.8% higher than 2009 sales revenue of $4,078.0 million (including sales to related parties of $1,371.9 million). Stronger market conditions resulted in improved pricing, with realized alumina prices up 28% on the prior year. The increase in realized alumina prices accounted for over 60% of the total increase in alumina revenue. The price per tonne of aluminium improved by 29%, benefiting from increased global prices and regional premia (the average three month aluminium LME price was $2,200 per tonne in 2010 compared with $1,704 in 2009). Steamship revenue accounted for approximately 7% of total AWAC revenue.

The refinery expansion reached nameplate capacity at year end, however $80 million of one-off costs were incurred directly on the commissioning and start up issues. The commissioning issues included the fixes required after power outages in the first half, and the use of a temporary ship unloader after an accident with the main unloader. Further production cost increases were incurred in the operations in Brazil as a result of the commissioning and start up issues. Overall, the AWAC result was impacted negatively by $135 million before tax from these issues. The mine at Juruti has been operating above its initial target capacity of 2.6 million tonnes per annum.

AWAC’s alumina production was 15.2 million tonnes (2009: 13.5 million tonnes) which was a new record for the AWAC joint venture. The proportion of total production from the lower cost Australian refineries fell from 67% in 2009 to 60% in 2010. The Australian refineries operated at or close to nameplate capacity during the year. An individual production record was set during the year at the Pinjarra refinery. Production at the Point Comfort and Suralco refineries was increased to meet customer demand and to cover the reduction in production at the Brazilian operations following issues during the commissioning phase.

Aluminium production from AWAC’s two aluminium smelters was 356 thousand tonnes of aluminium, 12 thousand tonnes less than the 2009 production of 368 thousand tonnes, reflecting a full year of curtailed production at the Portland smelter following production cuts in 2009.

AWAC Historical Production and LME Aluminium Price

AWAC Production Performance	2009	2010
Alumina Production (million tonnes)	13.5	15.2
Aluminium Production (‘000 tonnes)	368	356
LME Aluminium Price (US$/lb)	0.77	1.00

AWAC’s net income of $335.3 million in 2010 represented an increase of 215% compared to 2009.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Alumina operating margins improved as a result of higher realized prices and continued discipline on controllable costs. Excluding Brazil, direct commissioning and start-up costs of $80 million, the average cost of alumina production increased $17 per tonne. This was principally due to the appreciation of the AUD against the USD which had a negative impact of approximately $14 per tonne (the average AUD/USD rate for 2010 was 0.92, compared with 0.79 in 2009). Average costs were also impacted by increased production from higher cost refineries outside Australia which were ramped up in response to increases in customer demand and alumina pricing.

Energy costs increased approximately 23% in 2010 compared to 2009, although this was partially offset by a 27% decline in caustic soda costs. Depreciation expense in Brazil increased to $138 million, up from $38 million in 2009, following commissioning of the expanded refinery and full mine operation.

AWAC’s net income for 2010 includes $135 million in costs relating to commissioning and start up issues and the impact of these on production costs at the Brazilian operation, $45 million loss on end of period balance sheet revaluations, $14 million pre-tax write off for the fluoride assets at Point Comfort and $105 million tax credit in Brazil.

Depreciation expense in Brazil increased to $138 million, up from $38 million in 2009, following commissioning of the expanded refinery and full mine operation.

Net cash inflow from financing operations decreased to $221.9 million outflow, compared to $885.0 million inflow in 2009. Key changes were:

•	an increase in level of dividends paid and return of capital to partners of $305.4 million;

•	a decrease in partners’ contributions, totalling $433.5 million in 2010, compared to $1,114.4 million in 2009, to fund the expansion project in Brazil; and

•	decrease in debt by $10.2 million in 2010 compared to an increase of $89.6 million in 2009.

Net cash outflow from investing activities decreased (43%) in 2010 to $397.0 million, compared to $701.5 million in 2009. Capital expenditure on growth projects was $153 million in 2010, with $102 million spent in Brazil compared to $607 million in 2009, $44 million on the Ma’aden joint venture in Saudi Arabia, and $7 million on the existing Australian operations. Sustaining capital expenditure of $201 million was mainly spent in Australia.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2009 Performance Compared to 2008

Overview – Alumina Limited

Alumina’s consolidated net loss after tax from continuing operations was $23.7 million for the year ended December 31, 2009 compared with a profit of $119.2 million for the year ended December 31, 2008. This decrease in 2009 compared to 2008 was due to the following:

Share of net profits of associates using the equity method

Share of net profit of associates decreased by $181.2 million to $1.6 million. Refer to Overview-AWAC below for explanation on the decrease.

General and administrative expenses

General and administrative expenses decreased by $5.9 million (36%) to $10.5 million. The 36% reduction was mainly as a result of the additional costs in 2008, including legal and tax fees associated with corporate restructuring and retirement benefits.

Other Income/expenses

A net gain of $11.5 million on Brazilian Real financial instruments, principally on BRL options was recognized in 2009 compared to a $6.7 million loss in 2008. The options provided a partial cap to Real/USD currency exposure arising from capital funding expenditure on the Brazilian mine and refinery expansion. All options have expired as at December 31, 2009.

Borrowing Costs

Borrowing costs decreased by $10.6 million (25%) to $31.0 million mainly due to lower debt levels and lower interest rates. Fess for committed debt facilities increased with the commencement of new contracts.

Income tax expense

In 2009 Alumina disclosed an income tax credit of $0.3 million compared to an income tax expense of $2.2 million in the prior year. The key points to note are:

•	$5.7 million of income assessable for tax compared to $181.7 million not assessable for tax in the prior year.

•	Timing differences not recognized of $7.9 million compared to $58.4 million in the prior year.

•	Non-deductible expenses of $4.3 million compared to $9.2 million in the prior year.

Cash Flows

Alumina’s net cash inflow from operating activities from continuing operations for 2009 was $106.7 million, compared to $238.6 million in 2008, a reduction of 55%. Lower dividends from associates offset by lower borrowing costs and lower general and administrative expenses, as discussed above, were the main factors driving lower cash from operating activities.

Alumina’s cash outflow relating to investing activities from continuing operations was $363.4 million, compared to $717.7 million in 2008, a decrease of 49%. This decrease in cash outflows from investing activities in 2009 was due to lower equity contributions made by Alumina to fund AWAC expansion projects in Brazil, $20.7 million of proceeds received from currency options, and net loans repaid by related parties of $56.1 million.

Alumina’s net cash inflow from financing activities for continuing operations was $546.7 million, compared to $490.1 million in 2008, an increase of 12%. Key changes were:

•	Drawdowns of $682.0 million during the year, offset by debt repayments of $844.2 million, compared to drawdowns of $1,022.5 million offset by debt repayments of $1,525.7 million in 2008.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

•	Proceeds from the rights issue of shares of $794.2 million compared to $726.0 million in 2008.

•	Proceeds from the issue of shares in relation to the dividend paid on March 31, 2008 of $108.5 million in 2008 compared to nil in 2009.

•	Proceed from the issue of convertible bonds of $343.9 million in 2008 compared to nil in 2009.

•	No cash dividends were paid in 2009 compared to $209.3 million in 2008.

•	Loans repaid to related parties of $41.8 million in 2009 compared to nil in 2008.

•	Proceeds from related parties of $7.0 million in 2009 compared to $43.3 million in 2008

Net Assets

Alumina’s net assets increased in 2009 by $983.4 million (51%) to $2,918.3 million. The key points to note are:

•

Investment in associates increased by $592.7 million to $3,189.7 million. The increase was attributable to additional funding capitalization in AWAC entities amounting to $440.6 million, the impact of the higher Australian dollar and Brazilian reals amounting to $231.8 million offset by surplus of dividends received over equity share in profits of $138.9 million.

•	Cash increased by $259.3 million to $305.6 million, for the reasons noted above in the discussion on Alumina’s cashflow from operating, investing and financing activities.

•

Interest-bearing liabilities decreased by $148.0 million to $577.9 million. During 2009 Alumina borrowed additional amounts in US$, BRL and Euros amounting to $682.0 million and repaid debt amounting to $844.2 million. The funding included $202 million and BRL$107 million from BNDES (Brazilian National Development Bank) which related to the construction of the Juruti mine and expansion of the Alumar refinery.

•

Payables decreased by $33.2 million to $5.3 million. The decrease was a result of a repayment of a loan to a related party of $35.2 million offset by an interest payable accrual increase of $2.3 million.

Equity

Alumina’s equity increased by $983.4 million to $2,918.3. The key items include:

•	$23.7 million of net losses for 2009;

•	$772.8 million net as a result of the rights issue in 2009;

•	$397.4 net exchange loss recognized in equity;

•	$377.5 million foreign exchange impact on contributed equity resulting from change in presentation currency; and

•	$231.8 million foreign exchange impact on retained earnings resulting from change in presentation currency.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview - AWAC

2009 Performance Compared to 2008 Performance

US GAAP ($ million)

	2008 Full Year	2009 Full Year
Total Sales
Third-party sales	3,743.4	2,706.1
Related party sales	2,556.0	1,371.9

Total Sales	6,309.4	4,078.0

Net Income (after tax)	592.0	106.4

AWAC’s 2009 sales revenue of $4,078.0 million (including sales to parties related to AWAC of $1,371.9 million) was 35.4% lower than 2008 sales revenue of $6,309.4 million (including sales to related parties of $2,556.0 million). The decrease was mainly due to a 35% decline in average 3 month LME prices. The impact of lower aluminium prices was partially absorbed by an improvement in alumina prices relative to aluminium prices as a result of a higher proportion of contracts with shorter repricing intervals. Global demand for alumina and aluminium dropped substantially in the second half of 2008 and this reduced demand continued in the first half of 2009. The aluminium price reached a low of $0.59 cents per pound in February 2009 compared to a 2008 first half average of $1.31 and a 2008 full year average of $1.19 per pound.

AWAC’s alumina production was 13.5 million tonnes (2008: 14.4 million tonnes). Approximately 67% of total alumina production came from the low cost Australian refineries. The Australian refineries operated at above nameplate capacity, and production records were established at Pinjarra, Wagerup and Jamalco. Production was curtailed at the higher cost Point Comfort, Suralco and San Ciprian refineries in the first half of the year with some increase in the second half as customer demand re-established.

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

AWAC’s net income of $106 million in 2009 represented a decrease of 82% compared to 2008. The alumina cost reduction target of $50 per tonne for the year was substantially met, when the negative impacts of currency and energy movements in the second half are taken into account. The overall improvement reflects a changing production mix (greater percent of production from lower cost refineries), lower energy and freight costs, and cost restructuring programs to reduce overhead costs. Caustic soda costs declined approximately 11% in the second half of 2009 following a significant decline in global prices and contract renegotiations in the first half. Energy prices declined in the first half of 2009 but some improvement was lost in the second half as global energy prices increase. The overall impact of lower revenue outweighed lower costs in 2009 resulting in a reduction in AWAC’s operating margins compared to 2008.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AWAC’s net income for 2009 includes profit on acquisition of 45% interest in the Suriname refinery of $89 million, Brazilian project start-up costs of $33 million, expenses relating to MRN taxation settlement of $16 million, and unrealized gains on translation of balance sheet items of $60 million.

The aluminium price as quoted on the LME averaged $0.77 per pound in 2009, a 35% decrease compared to the 2008 average. During the first half of 2009 aluminium consumption continued to fall across the majority of the end-user sectors. This was reflected in the average LME aluminium price for the first half of $0.66 per pound. During this period of declining end-user consumption, manufacturers reverted to destocking inventories. The average LME aluminium price in the second half of 2009 was $0.88 per pound, a 33% increase compared to the first half. The second half improvement in the aluminium price was evidence of a gradual recovery in the demand for aluminium.

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

AWAC’s net profit after tax declined 82% compared to 2008 to $106.4 million in 2009.

AWAC’s net cash inflow from operating activities decreased to an outflow of $63.8 million in 2009, compared to $651.4 million inflow in 2008. The primary reduction in AWAC cash flows resulted from a reduction in profit. Net working capital balances improved as a result of the decline in customer receivables. Changes in non-current assets included a payment of $145 million in value added tax (VAT) to Brazilian authorities. VAT is recoverable as sales revenues increase.

Net cash inflow from financing operations decreased to $885.0 million, compared to $980.2 million in 2008. Key changes were:

•	a decrease in level of dividends paid and return of capital to partners of $401.5 million;

•	additions to capital leases of $16.2 million in 2009;

•	a decrease in partners’ contributions, totalling $1,114.4 million in 2009, compared to $1,618.2 million in 2008, to fund the expansion project in Brazil; and

•	an increase in debt by $89.6 million in 2009 compared to $68.1 million in 2008.

Net cash outflow from investing activities decreased (57%) in 2009 to $701.5 million, compared to $1,626.9 million in 2008. Capital expenditure of $607 million in 2009 was spent principally on Brazilian expansion projects and $31 million on the Dampier to Bunbury gas pipeline in Australia, which is 20% owned by AWAC.

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

The AWAC Agreements state a preference to finance its activities from cash flow of the affiliated operating entities and from borrowings. The AWAC Agreements limit leveraging to a maximum ratio of debt (net of cash) to total capital of 30% (a super majority vote of the Strategic Council is required to exceed this limit). Should the aggregate annual capital budget of AWAC still require, after utilising available cash flow, an additional contribution from Alumina Limited and Alcoa, then the parties contribute their proportionate share thereof subject to the provisions set out in the AWAC Agreements. AWAC may make an annual capital request of up to $1 billion following a decision by a majority vote of the Strategic Council, of which Alcoa Inc. has majority voting power.

In 2006, Alumina and Alcoa entered into new funding arrangements to provide the AWAC partners with additional dividends from Alcoa of Australia for funding AWAC’s capital projects. During 2010, the funding arrangements were extended on the basis that 2 years notice is required to terminate the arrangements.

Alumina’s existing balance of franking credits and the new funding arrangements between Alumina and Alcoa provide greater confidence in Alumina’s capacity to fully frank dividends that are declared.

Dividends received from Alcoa of Australia in 2007, 2008, 2009 and 2010 have partially funded Alumina’s investment in AWAC’s growth projects. Alumina’s share of additional funding requirements was met by increased borrowings and the 2008 and 2009 rights issues.

Alumina introduced a Dividend Reinvestment Plan in 2008, and for the final 2007 dividend (paid in March 2008) arranged for the issue of shares under the DRP to be fully underwritten. As a result, A$135.4 million of new equity was issued in March 2008. Dividends of $93.7 million were paid during 2010. No dividends were paid during 2009.

Alumina issued new equity of A$910 million in October 2008 following an Accelerated Renounceable Rights Offer to existing shareholders, and the sale of unexercised rights to institutions through a book-build process.

Alumina also raised approximately $600 million through a 7 for 10 accelerated non-renounceable pro rata entitlement offer to eligible institutional shareholders (the “Institutional Entitlement Offer”) at an Offer Price of A$1.00 per share in May 2009. Eligible institutional shareholders were offered the opportunity to acquire new ordinary shares in Alumina at A$1.00 each on the basis of 7 ordinary shares for every 10 existing shares. The offer price of A$1.00 per share represented a 32.9% discount to be the closing price of Alumina shares on April 29, 2009 and a 22.4% discount to the theoretical ex-rights price.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Eligible retail shareholders also participated in an accelerated non-renounceable pro rata entitlement offer (the “Retail Entitlement Offer”) with oversubscription of up to three times the allocated amount allowed. The Retail Entitlement Offer, which closed on May 25, 2009, raised approximately $194 million.

The funds raised under the Institutional Entitlement Offer were applied by Alumina to repay bank debt and to reinforce its balance sheet.

Dividends received from Alcoa of Australia and drawings under Alumina’s committed debt facilities funded the Company’s financing requirements in 2010 including AWAC’s investments in the completion of growth projects in Brazil and sustaining capital projects.

On April 2, 2009, Standard & Poor’s (S&P) lowered its corporate credit and debt ratings on Alumina to BBB- from BBB+. At the same time the Alumina ratings were removed from CreditWatch with negative implications, where they were placed on February 10, 2009, to Negative outlook. The downgrade reflected S&P’s view that Alumina’s credit metrics would deteriorate significantly in 2009 because of the prospect of weaker dividend income from AWAC, at a time of significant funding by Alumina for completion of AWAC’s Brazilian projects. S&P also noted that the economic downturn and severe drop off in metal prices were likely to dampen AWAC’s earnings and its dividend payment to Alumina in 2009. On April 30, 2009, S&P moved Alumina’s rating from BBB- (Negative Outlook) to BBB- (Stable Outlook) in recognition of improved credit metrics as a result of the Institutional Entitlement offer. On April 18, 2011, S&P raised Alumina Limited’s rating to BBB, outlook stable. S&P noted that Alumina’s credit metrics have improved, due to the improved operating performance of its AWAC joint venture, and Alumina’s conservative financial management.

Funds generated from Alumina’s continuing operating activities were $200.6 million for the year ended December 31, 2010, compared with $106.7 million in 2009. This increase was a result mainly of higher dividends from associates.

Working capital was negative $97.7 million at December 31, 2010, compared to positive working capital of $306.6 million at December 31, 2009. The decrease is due to current liabilities including the remaining convertible bonds plus the first year of amortization of the BNDES loan. Cash balances at December 31, 2010 were $112.1 million compared to $305.6 million at December 31, 2009. This decrease was mainly as a result of the repurchase of convertible bonds during the 2010. Alumina’s net debt increased during the year from $306.7 million to $353.5 million primarily from a reduction in cash offset by lower borrowings. Alumina’s working capital, in our opinion, is sufficient for the Alumina’s present requirements and the directors are confident that the liabilities can be met using available cash and undrawn committed facilities whose maturities extend to 2015.

Gross debt drawn down under Alumina’s various debt facilities (including the $165.9 million Convertible Bonds) was $463.9 million at December 31, 2010 compared to total gross borrowings of $577.9 million at December 31, 2009. The decrease in debt at year end is due to Alumina’s part repurchase of the Convertible Bond during the year.

The maturity of debt is outlined in Note 15 in the Consolidated Financial Statements. Alumina’s funding facilities at December 31, 2010, include bilateral bank facilities, two syndicated loans (one of which was cancelled in February 2011), a development bank loan and a convertible bond. The syndicated facility is available in US dollars. The bilateral facilities are available in both US and Australian dollars and one is available in Euro. The development bank loan is fully drawn in US dollars and Brazilian Reais.

Funding facilities were restructured during 2010, to provide greater diversity of funding sources and smaller refinancing requirements. Alumina’s maturity profile has also been lengthened. $54 million of the convertible bond was bought back in the first six months of 2010, and a further $128 million was bought back in December 2010.

A new $320 million syndicated facility was completed in November 2010, with $107 million maturing in late 2013 and $213 million maturing in 2015.

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

Capital expenditure was $161.6 million for the year ended December 31, 2010 and $440.6 million for the year ended December 31, 2009. The expenditures were in the form of equity contributions to fund AWAC’s expansion projects in Brazil, the Ma’aden joint venture in Saudi Arabia and contribution for a capital call in Spain.

Change in Functional Currency for Financial Reporting

An entity’s functional currency is the currency of the primary economic environment in which the entity operates. With Alumina Limited’s investment program in Brazil almost completed, greater production and cash flows to shareholders are expected from these assets in future. Most dividends received by the Alumina Group are in US dollars. Consequently in February 2010 the Alumina Board recognised the change in the balance of factors that are assessed to determine Alumina Limited’s functional currency, and changed Alumina’ Limited’s functional currency to US dollars, effective January 1, 2010.

Obligations

Prior to the demerger, WMC Finance (USA) Limited (“Finance USA”) (a wholly-owned subsidiary of WMC Resources) had approximately $800 million of long dated bonds issued in four separate tranches (having maturities in 2003, 2006, 2013 and 2026), on issue (“the US Bonds”).

The obligations of Finance USA under the US Bonds were guaranteed by Alumina. In connection with the demerger, Finance USA tendered to repurchase the US Bonds remaining outstanding. The aggregate amount of outstanding bonds not repurchased was comprised as follows:

•	US Bonds due November 15 2013 – $3,658,000

•	US Bonds due December 1, 2026 – $115,000

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

During 2005, WMC Resources was acquired by BHP Billiton.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

New Accounting Pronouncements

Refer to Note 1(V) of the audited Consolidated Financial Statements for new accounting pronouncements.

Australian Accounting Standards Board

The Australian Accounting Standards Board (“AASB”) has adopted International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after January 1, 2005. The AASB has issued Australian Accounting Standards (AAS) and has issued interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee (the later activity was formerly undertaken by The Urgent Issues Group).

The financial report of Alumina Limited complies with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

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

	Amount of Commitment – December 31, 2010
Contractual Obligations	Total	Less than1 year	Between 1-3 years	Between 3-5 years	Over 5 years
	($ million)
Short term debt	217.7	217.7	—	—	—
Long term debt	246.2	—	108.4	108.4	29.4
Other liabilities reflected on the Company’s balance sheet	7.1	6.7	0.4	—	—

Total on-balance sheet contractual obligations	471.0	224.4	108.8	108.4	29.4

	Amount of Commitment – December 31, 2010
Other Commercial Commitments	Total	Less than 1 year	Between 1-2 years	Between 2-5 years	Over 5 years
	($ million)
Operating lease commitments	0.4	0.1	0.1	0.2	—

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

The Directors in office at May 26, 2011 were:

Name	Position	Summary of Experience	Initially Elected or Appointed a Director	Age	Expiry of Current Term
Executive Directors

John Bevan	Executive Director/ Chief Executive Officer	Mr Bevan was elected as Executive Director and Chief Executive Officer on June 16, 2008. Mr Bevan joined Alumina Limited from BOC Group Plc where he most recently held the position of chief executive of Process Gas Solutions and was elected to the Board of Directors. He has had a long career with the BOC Group Plc including a variety of management roles in Australia, Korea, Thailand and the UK before becoming chief executive of Asia in 2000. He was a director of BOC Plc in London from 2003 to 2007. Mr Bevan has strong commercial and operational experience gained through operating in joint ventures in many parts of the world, particularly Asia.	June 2008	54	N/A

Judith Downes (4)	Alternate Director/ Chief Financial Officer	Judith Downes joined Alumina Limited in January 2009 as Chief Financial Officer. She is responsible for finance, accounting, treasury, investor relations and taxation. Ms Downes previously held senior executive positions at Australian and New Zealand Banking Group Limited, including Chief Financial Officer and Chief Operating Officer of the Institutional Division and Group General Manager Finance. She gained extensive finance experience during her years at ANZ from 1996 to May 2008. Prior to that she worked in public accounting with CPA Australia and Coopers and Lybrand. She is a member of the IFRS Advisory Council of the International Accounting Standards Board, a past director of ING Australia and a past member of the Australian Accounting Standards Board.	January 2009	58	N/A

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Name	Position	Summary of Experience	Initially Elected or Appointed a Director	Age	Expiry of Current Term
Non-Executive Directors

Donald M. Morley(1)(2)(3)	Chairman	Former Director of WMC as the Director of Finance from 1983 until April 2001, Chief Financial Officer from April 2001-April 2002 and an Executive Officer of WMC from May 2002 to October 2002. Mr Morley retired from his executive duties on October 31, 2002. Mr Morley is also a director of Iluka Resources Ltd and SPARK Infrastructure Ltd.	December 2002	71	(5)

Peter A.F. Hay(1)(2)(3)	Director	Chairman of the Advisory Board of Lazard in Australia, and is a director of Australian and New Zealand Banking Group Limited, Landcare Australia Limited, GUD Holdings Limited, NBN Co Limited and Epworth Foundation and was appointed a director of Myer Holdings Limited in February. He is a former Chief Executive Officer of the law firm Freehills.	December 2002	60

Emma Stein(1)(2)(3)	Director	Non-executive director of Clough Limited, Non-Executive Director for Diversified Utilities Energy Trust and Non-Executive Director for Programmed Maintenance Group and Transfield Services Infrastructure Fund. Formerly the UK Managing Director for French utility Gaz de France’s energy retailing operations. Before joining Gaz de France she was UK Divisional Managing Director for British Fuels.	February 2011	50	(5)

G. John Pizzey(1)(2)(3)	Director	Chairman of Iluka Resources Ltd, a director of Amcor Limited and St Vincent’s Institute of Medical Research. Mr Pizzey is a life governor of Ivanhoe Grammar School and a former chairman and director of the London Metal Exchange. Mr Pizzey was previously a director of Alcoa of Australia Limited from April 1999 to December 2003.	June 2007	65	(5)

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nomination Committee
(4)	Ms Downes is an alternate director for Mr G. John Pizzey
(5)

As explained in Section C, Non-executive directors are subject to retirement by rotation. Donald M. Morley was re-elected as a director at the Company’s annual general meeting on May 7, 2009. Mr Peter A.F. Hay was re-elected as a director at the 2010 annual general meeting. Mr G. John Pizzey was re-elected as a director at the 2011 annual general meeting. Ms Emma Stein was appointed a director on February 3, 2011 and elected a director at the 2011 annual general meeting.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

In addition to the Chief Executive Officer and Chief Financial Officer, there is one other executive officer appointed by and reporting to the Chief Executive Officer responsible for the day to day running of the business. As at May 26, 2011, the executive officer was:

Executive Officer	Position	Summary of Experience	Appointed as Executive officer
Stephen Foster	General Counsel & Company Secretary	Responsible for legal, company secretarial, shareholder services, insurance and human resources. Mr Foster joined WMC Limited in November 2002 following more than three years with Village Roadshow Ltd as Business Affairs Manager (Projects). Mr Foster previously held legal positions with WMC’s Legal and Treasury department from 1990 to 1999 and with Arthur Robinson & Hedderwicks (now Allens Arthur Robinson) from 1987 to 1990.	December 2002

The following non-executive has retired:

Mr Ronald McNeilly (former Non-Executive Director)

Mr McNeilly was elected as a Director of Alumina Limited on December 11, 2002. He retired as Non-Executive Director on March 3, 2011.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

B. Compensation

For the year ended December 31, 2010, the aggregate amount of compensation paid and accrued to the Alumina directors and executives of Alumina was $4,146,585 (compared to $3,184,848 in 2009 and $4,396,258 in 2008). There is no other contingent or deferred compensation arrangements accrued for executives or directors. The remuneration of individual directors and executives is paid in A$ and converted in the tables below to US$ using the 2010 yearly average rate which increased by 16%.

Non-executive directors remuneration January to December 2010	Director’s fee(1) $	Other(2) $		Total $
Current Non-executive directors
Donald M. Morley (from 11/12/02)	322,175	18,618	(3)	340,793
Peter A. F. Hay (from 11/12/02)	128,870	11,598		140,468
Ronald J. McNeilly (from 11/12/02)	128,870	11,598		140,468
G. John Pizzey (from 8/06/07)	128,870	11,598		140,468

(1)	Includes board and committee fees.
(2)

Includes Alumina’s contribution to superannuation. All employees of Alumina Limited are members of an accumulation category plan which offers a minimum contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account.

(3)	Includes a non-monetary benefit relating to car parking amounting to $4,967.

Executive director remuneration and executive remuneration January to December 2010	Fixed remuneration(1) $	Other compensation(2) $	Total remuneration $
Current executive directors
John Bevan, Chief Executive Officer	938,910	860,143	1,799,053
Judith Downes, Chief Financial Officer	557,823	352,357	910,180
Current senior executives
Stephen Foster, General Counsel and Company Secretary	394,342	280,812	675,154

(1)

Includes company’s contribution to superannuation. All employees of Alumina Limited are members of an accumulated category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account.

(2)	Other compensation includes short-term incentive payments, performance rights, parking, health management, termination pay and executive indemnity insurance.

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

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Relevant experience, diverse perspectives and complementary business skills are sought when appointing new directors. The Board comprises a non-executive chairman, three other non-executive directors and one executive director. A balance between independent business experience, diversity and industry knowledge is sought. To assist in the discharge of their duties, Directors have the right to seek independent professional advice collectively and individually.

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

Eligible retiring directors may offer themselves for re-election by the shareholders. The Company’s Nominations Committee Charter provides that Non-Executive Directors shall retire after 9 years of continuous service as a Non-Executive Director (or immediately prior to the next succeeding annual general meeting of the Company after completion of the 9 year period) unless otherwise requested to continue by the Board. After elected by the shareholders, a Director who is appointed a Managing Director by the Board is not required to retire by rotation. The Directors may appoint a Director either to fill a casual vacancy or as an addition to their numbers. Such Directors hold office until the next Annual General Meeting and may be elected by the shareholders at such meeting, but are not taken into account in determining the number of Directors who are to retire by rotation at that meeting.

Each Director has the power to appoint any person approved by a majority of his/her co-Directors to act as an Alternate Director in his/her place, whether for a stated period or periods or until the happening of a specified event or from time to time, whenever by absence or illness or otherwise he shall be unable to attend to his/her duties as a Director.

The Directors may from time to time appoint one or more of their body to be a Managing Director or Managing Directors. The Directors may confer upon any Managing Director such of the powers exercisable under Alumina’s Constitution by the Directors as they may elect, without derogating from the exercise of those powers by the Directors. John Bevan is currently the Managing Director and Chief Executive Officer of Alumina and was appointed to such position for an unspecified period.

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

Specific board committees assist the full Board. Charters set out the roles and terms of reference for the Audit, Compensation and Nomination Committees. The Audit Committee, consisting of four non-executive directors, meets at least four times a year, assists the Board in fulfilling its responsibilities for the Company’s accounts and external reporting by ensuring that appropriate processes are in place to support the Board in fulfilling its responsibilities for:

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

The Nomination Committee consists of four non-executive directors and meets as necessary. Its role is to assist the Board in fulfilling its responsibilities to shareholders relating to:

•	identifying the necessary and desirable competencies of Board members;

•	regularly assessing competencies necessary to be represented by Board members;

•	the selection and appointment process for Directors;

•	regularly reviewing the size and composition of the Board, including succession plans;

•	determining which non-executive Directors are to retire in accordance with the provisions of Alumina Limited’s constitution; and

•	overseeing the application Alumina Limited’s Diversity Policy in the selection and appointment processes and reporting obligations.

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

Retirement and termination benefits

Chief Executive Officer

Mr Bevan’s employment contract, which was entered into in April 2008, does not have a fixed term. Either party may terminate the contract upon giving 12 months’ notice. The Company may make a payment in lieu of some or all of the 12 month notice period by payment of the fixed annual reward plus an amount equivalent to an STI payment at target performance, defined as “base remuneration”. The base remuneration amount will be reduced pro rata to the extent the notice period is required to be served.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

If Mr Bevan’s employment is terminated on the basis of redundancy of the position or by Mr Bevan giving written notice to Alumina in the event of a Significant Change (which is defined to be if Alumina ceases to be listed on the Australian Stock Exchange, or if there is a significant change to his status and/or responsibilities which is detrimental to Mr Bevan, or if Alumina decides the position is no longer required and suitable alternative employment is not offered, or Mr Bevan does not accept other employment within Alumina or another employer), then Mr Bevan is entitled to:

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

Non-Executive Director Retirement Benefits

Non-executive Directors receive, in addition to their fees, a superannuation guarantee contribution which for 2010 was 9 per cent of their fees to a maximum of A$14,830 for the Chairman and A$12,600 for other Non-executive Directors. Non-executive Directors do not receive any other retirement benefits.

D. Employees

At December 31, 2010, Alumina employed 10 people directly. All Alumina employees work in the corporate office in Australia. For details of the number of AWAC employees for the periods presented refer to Item 4.B.(iv) “Employees”.

E. Share Ownership

Alumina Limited does not have any option plans available to non-executive Directors, executives and senior managers (including executive Directors) or employees (other than the ESP under which the Performance Rights are provided to Senior Executives).

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Alumina Employee Share Plan (ESP)

This is a plan under which employees may be invited to participate in the grant of a conditional entitlement to fully paid ordinary shares (a Performance Right). The Board’s intention is to make offers to each employee, but this is subject to annual determination by the Board in respect of each individual for each grant. The CEO of the Company may recommend variation in participation.

A person is only eligible to participate in the ESP and to be granted performance rights under the ESP if they are an employee, and have satisfied the criteria that the Board All employees are eligible to participate in the Plan and to be granted performance rights under the ESP if they are an employee, and have satisfied the criteria that the Board decides for participation in the ESP.

For performance rights granted under the ESP in January 2007, the Total Shareholders Return (TSR) of Alumina Limited was measured over the 12 month period after completion of the initial three years. The performance rights vest only when the TSR hurdle is met for an average of 20 consecutive trading days commencing on any day over the 12 month period after completion of the initial three years. The number of performance rights subject to the TSR hurdle that vest is determined based on the highest 20 day average TSR performance over the 12 month period. The TSR test relating to the 2007 performance rights has been conducted and as the TSR hurdle was not met those performance rights did not vest and have lapsed.

For those performance rights granted in 2008, 2009 and 2010, if less than 100% vest when tested initially at the end of a three year period, two further tests apply (over a four week period) 6 and 12 months after the initial test. Any performance rights which do not vest after the second retest will lapse.

An invitation is not transferable. An employee may only apply for performance rights in his or her name and not in the name of, or on behalf of, another person or entity. On vesting, each performance right is an unconditional entitlement to one fully paid ordinary share.

On termination of employment of any individual, their participation in the ESP is finalised and any performance rights not vested lapse unless the directors decide otherwise.

The value per performance right is independently calculated by Mercer Finance and Risk Consulting using the assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model which allows the incorporation of the hurdles that must be met before the performance rights vest.

Set out below are the assumptions made for the performance rights granted on February 12, 2010:

Share Price at Valuation date	$1.625
Risk Free rate	4.79%
Dividend Yield (2011-2013)	2.6%
Volatility	61%

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The performance criteria and testing period for each annual grant under the ESP are determined by the Board at the time the Board determines to offer the performance rights usually in December of each year and the testing period commences at that time. The implementation of that Board determination, including the period in which employees can consider and accept the offer, normally results in the actual granting of the performance rights in January or February.

Set out below are summaries of performance rights granted under the Plan:

2010

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number		Vested during the year Number	Expired during the year Number	Balance at end of the year Number
29/1/2007	4/12/2009	41,250	—		—	(41,250)	—
8/2/2008	4/12/2010	31,700	—		—	(15,850)	15,850
13/1/2009	30/11/2011	352,500	—		—	—	352,500
12/2/2010	20/12/2012	—	634,300	[1]	—	—	634,300

Total		425,450	634,300		—	(57,100)	1,002,650

[1]	Fair value per performance right at grant date was A$1.28.

2009

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number		Vested during the year Number	Expired during the year Number	Balance at end of the year Number
25/1/2006	7/12/2008	44,325	—		—	(44,325)	—
29/1/2007	4/12/2009	95,550	—		—	(54,300)	41,250
8/2/2008	4/12/2010	70,700	—		—	(39,000)	31,700
13/1/2009	30/11/2011	—	528,500	[2]	—	(176,000)	352,500

Total		210,575	528,500		—	(313,625)	425,450

[1]	Fair value per performance right at grant date was A$1.01.

Short-Term Incentive Equity Plan

For short term incentive payments attributable to 2007 performance, the Company operated a short term equity conversion plan (“STI Equity Plan”) for senior executives and other eligible employees. Under the STI Equity Plan, participants elected to apply all or a portion of their short-term incentive to the acquisition of Company shares (which were purchased on market), with all costs of acquisition being borne by the participant. In addition, to the extent an eligible employee elects to acquire Company shares under the STI Equity Plan, they would, if continually employed by the Company for three years from the date of acquiring shares under the STI Equity Plan, receive additional Company shares equal to:

i.	50 per cent of their Company shares acquired (“Matching Shares”) and

ii.	shares equal to the amount of dividends that would have been paid on the Matching Shares if they had been acquired at the same time as the initial shares (“Dividend Equivalent Shares”). This Plan was discontinued from January 1, 2008. The STI Equity Plan did not apply to STI payments for the 2009 and 2010 year.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Shareholdings

The numbers of shares in the Company held during the financial year by each director of Alumina Limited and the key management personnel of the Company and consolidated entity, including their personally-related entities, are set out below.

2010	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year	Balance at the end of the year
Name
Directors of Alumina Limited
Ordinary shares
D M Morley	951,670	—	—	951,670
P A F Hay	112,598	—	—	112,598
R J McNeilly	115,145	—	—	115,145
J Pizzey	59,297	—	6,148	65,445
J Bevan	355,380	—	—	355,380
J S Downes	174,350	—	—	174,350

Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	119,304	—	2,777	122,081

2009	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year[2]	Balance at the end of the year
Name
Directors of Alumina Limited
Ordinary shares
D M Morley	545,516	—	406,154	951,670
P A F Hay	60,519	—	52,079	112,598
R J McNeilly	53,443	—	61,702	115,145
J Pizzey	23,449	—	35,848	59,297
J Bevan	108,360	—	247,020	355,380
J S Downes	—	—	174,350	174,350
K A Dean [1]	22,403	—	—	22,403
1 Mr Dean retired from the Company on February 28, 2009. His shareholding is as of that date.
[2] All directors took up their entitlement under the non-renounceable rights issue lodged with the Australian Securities and Investments Commission on April 30, 2009.

Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	46,863	—	72,441	119,304

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The issued capital of Alumina is currently constituted by one class of registrable voting securities being ordinary shares.

As at March 31, 2011, Alumina had on issue 2,440,196,187 fully paid ordinary shares.

Alumina is not directly or indirectly owned or controlled by another corporation, any foreign government or any person.

The following table sets forth, as at March 31, 2011, information in respect of:

(i)	any person who is known to Alumina to be the registered owner of more than 5% of any class of its voting securities; and

(ii)	the total amount of any class of its voting securities owned by the Directors and Executive General Managers of Alumina as a group.

Title of class	Identity of person or group	Amount owned	% of class
Fully paid Ordinary Shares	National Nominees Ltd	528,675,864	21.67

	HSBC Custody Nominees (Aust) Limited	475,130,043	19.47

	J P Morgan Nominees Australia Ltd	422,999,076	17.33

	Citicorp Nominees Pty Ltd	145,432,218	5.96

Fully paid Ordinary Shares(1)	Directors and Executive officers of Alumina as a group	1,905,986	0.08

(1)	Includes Alumina’s ADS’s

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The nominee companies listed in the previous table hold these fully paid Ordinary Shares on behalf of numerous beneficial owners. Beneficial owners known to have owned more than 5% of the issued and outstanding fully-paid ordinary shares are listed below. Their history of significant changes over the last three years is outlined below:

Beneficial Owner	Date	Number of Shares	% Shareholding
BlackRock Investment Management (Australia) Limited	01/25/2011	130,606,615	5.35%

Ausbil Dexia Limited	03/22/2011	149,638,549	6.13%

Cooper Investors Pty Ltd	08/19/2010	127,237,415	5.21%
	07/12/2010	122,157,783	5.01%
	05/15/2009	112,587,101	5.12%

All fully paid shareholders have the same voting rights as any other fully paid shareholder. There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of Alumina.

As at March 31, 2011, 636,994 Alumina fully paid Ordinary Shares were registered in the name of 249 residents of the United States and represented approximately 0.03% of the total number of Alumina fully paid ordinary shares issued and outstanding. As at March 31, 2011, 26,064,779 Alumina ADRs were outstanding (representing 104,259,116 Alumina fully paid ordinary shares) and were registered in the name of 270 residents of the United States and represented approximately 5.10% of the total number of fully paid ordinary shares issued and outstanding.

B. Related Party Transactions

Loans to directors

No loans were provided in 2010 or 2009, and no balances remained outstanding at December 31, 2010 or December 31, 2009.

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

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

	2010	2009
*	Number of Alumina Limited shares
The aggregate number of vested shares granted to executives through participation in the Alumina Employee Share Plan was:	—	—

Details of shares and share options held by directors of the parent entity or their director- related entities at period end are as follows:
- fully paid shares	1,774,588	1,768,440

*	Individual directors beneficially own less than 1% of total ordinary shares outstanding, the only class of shares issued by Alumina Limited.

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

Other Related Parties

On November 19, 2008, Alumina Finance Limited (“Lender”), a wholly-owned subsidiary of Alumina Limited, along with Aluminio Espanol S.A. (“Lender”) entered into a Revolving Credit Facility Agreement with Alumina Espanola S.A. (“Borrower”), an entity which forms part of AWAC. In April 2009, Alumina Limited also became a party to the Revolving Credit Facility Agreement as a Lender to the Borrower. The lenders from time to time will lend to the Borrower amounts up to a maximum outstanding principal not to exceed Euro 150,000,000 for the purpose of funding the Borrower’s alumina refinery operating needs. During 2009, the lenders advanced a total of Euro 68,847,921 to the Borrower. Monies advanced under this facility were returned to Alumina Limited and Alumina Finance Limited in September 2009 and December 2009. At December 31, 2010 there were no loans outstanding.

Alcoa of Australia Limited advanced a total of $34,800,000 to Alumina Limited in December 2008. These funds were used by Alumina Limited to fund the remaining 2008 funding requirements for AWAC’s investment in Brazil. The loan was repaid in January 2009.

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

The Mabo decision also recognized that native title could be extinguished (removed) prior to the enactment of the Racial Discrimination Act 1975 (Cth) (October 31, 1975) by government legislation or inconsistent executive action. In response to the Mabo decision, the Commonwealth Government enacted the Native Title Act 1993 (Cth) (“NTA”) which validated acts done and granted by it prior to January 1, 1994 (“past acts”) and allowed the States and Territories to enact their own validation legislation. Subsequent amendments also validated grants (“intermediate period acts”) made by the Commonwealth (and allowed the States and Territories to enact similar legislation) relating to certain grants up to December 23, 1996. The NTA also created the National Native Title Tribunal, responsible for mediation of native title claims and the administration of certain procedures under the NTA. Finally, the NTA specifies the conditions to be satisfied and the procedures to be followed in order for acts done after January 1, 1994 (“future acts”) to be valid with respect to native title.

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

In August 2002, the High Court handed down its decision in the State of Western Australia v Ward (2002) 213 CLR 1 (“Ward”). The Court found, among other things, that native title can be categorized as a “ bundle of rights”, that there could be partial extinguishment of native title rights and that Western Australian and Northern Territory mining and petroleum legislation extinguishes all native title rights that may have existed over minerals and petroleum in Western Australia and Northern Territory. The High Court also held that a mining lease under the relevant Western Australian legislation extinguished any native title right to control access to land, or to be asked permission to use, or have access to, land but does not necessarily extinguish all native title rights. This decision, which provides some clarity about the impact of native title on pastoral leases and mining leases in Western Australia and the Northern Territory is significant to Alcoa of Australia Limited because some of its operations are in Western Australia. However, the decision also leaves many issues to be decided on a case by case basis.

There are current native title claims awaiting determination in the Federal Court of Australia over areas that include Alcoa of Australia Limited’s Mining Lease (ML) 1SA (Western Australia) (“the Alcoa Lease”). The native title claim which includes a portion of the conveyor associated with Alcoa’s 45% interest in the Portland Smelter (Victoria) has been determined.

FINANCIAL INFORMATION

(a) Western Australia

Alcoa of Australia Limited’s operations fall within the Gnaala Karla Booja native title claim (Federal Court file number WAD6274/98) and the Combined Single Noongar claim (WAD6006/03), both of which are yet to be determined.

These claims include Alcoa of Australia Limited’s Mining Lease (ML) 1SA (Western Australia) (“the Alcoa Lease”). However, as a result of the Ward decision, the potential exposure of Alcoa of Australia Limited to this claim is significantly reduced by the High Court’s finding that any native title right in minerals (if it could be established on the evidence) has been extinguished.

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

The Portland Smelter is situated on a freehold title and all validly granted freehold titles were excluded from the claim. Part A of the claims only affected a small portion of the land on which the Portland Conveyor is situated pursuant to a Conveyor Licence Agreement. Native title was determined to subsist in a part of that land. The Gunditjmara native title consists of non-exclusive rights to access, enjoy, camp on or take resources from the relevant part of that land where native title subsists.

Alcoa of Australia Limited has remained a party to Part B of the claims while it reviews its interest in a powerline easement that crosses over part of the claimed areas.

(c) General

While native title does and may still exist in the above Western Australian and Victorian claim areas, all valid grants of tenure over the years will prevail to the extent of any inconsistency. The validity of Alcoa of Australia Limited’s tenure has not been challenged and Alcoa of Australia Limited does not know of any basis upon which such tenure may be found invalid. Accordingly, Alcoa of Australia Limited is entitled to continue its operations not withstanding any native title rights and interests subsisting in those areas.

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

FINANCIAL INFORMATION

As previously reported, in September 1998, Hurricane Georges struck the U.S. Virgin Islands, including the St. Croix Alumina, L.L.C. (SCA) facility on the island of St. Croix. The wind and rain associated with the hurricane caused material at the location to be blown into neighbouring residential areas. Various cleanup and remediation efforts were undertaken by or on behalf of SCA. A Notice of Violation was issued by the Division of Environmental Protection (DEP), of the Department of Planning and Natural Resources (DPNR) of the Virgin Islands Government, and has been contested by Alcoa. A civil suit was commenced in the Territorial Court of the Virgin Islands by certain residents of St. Croix in February 1999 seeking compensatory and punitive damages and injunctive relief for alleged personal injuries and property damages associated with “bauxite or red dust” from the SCA facility. The suit, which has been removed to the District Court of the Virgin Islands (the “Court”), names SCA, Alcoa Inc., and Glencore Ltd. as defendants, and, in August 2000, was accorded class action treatment. The class is defined to include persons in various defined neighbourhoods who “suffered damages and/or injuries as a result of exposure during and after Hurricane Georges to red dust and red mud blown during Hurricane Georges.” All of the defendants have denied liability, and discovery and other pre-trial proceedings have been underway since 1999. Plaintiff’s expert reports claim that the material blown during Hurricane Georges consisted of bauxite and red mud, and contained crystalline silica, chromium, and other substances. The reports further claim, among other things, that the population of the six subject neighbourhoods as of the 2000 census (a total of 3,730 people) has been exposed to toxic substances through the fault of the defendants, and hence will be able to show entitlement to lifetime medical monitoring as well as other compensatory and punitive relief. These opinions have been contested by the defendants’ expert reports, that state, among other things, that plaintiffs were not exposed to the substances alleged and that in any event the level of alleged exposure does not justify lifetime medical monitoring. Alcoa Inc. and SCA moved to decertify the plaintiff class, and the assigned district judge adopted a recommendation that class certification be maintained for liability issues only, and that the class be decertified after liability issues have been resolved. Alcoa and SCA have turned over this matter to their insurance carriers who are providing a defence. Glencore Ltd. is jointly defending the case with Alcoa and SCA and has a pending motion to dismiss. In June 2008, the Court granted defendants’ joint motion to decertify the class of plaintiffs, and simultaneously granted in part and denied in part plaintiffs’ motion for certification of a new class. Under the new certification order, there is no class as to the personal injury, property damage, or punitive damages claims. (The named plaintiffs had previously dropped their claims for medical monitoring during the course of the briefing of the certification motions.) The Court did certify a new class as to the claim of on-going nuisance, insofar as plaintiffs seek clean up, abatement, or removal of the red mud currently present at the facility. The Court expressly denied certification of a class as to any claims for remediation or cleanup of any area outside the facility (including plaintiffs’ property). The new class could seek only injunctive relief rather than monetary damages. Named plaintiffs, however, could continue to prosecute their claims for personal injury, property damage, and punitive damages. Named plaintiffs, however, could continue to prosecute their claims for personal injury, property damage, and punitive damages. In August 2009, in response to defendants’ motions, the Court dismissed the plaintiffs’ claims for personal injury and punitive damages, and denied the motion with respect to their property damage claims. In September 2009, the Court granted defendants’ motion for summary judgement on the class plaintiffs’ claim for injunctive relief. As of October 29, 2009, plaintiffs appealed the Court’s summary judgement order dismissing the claim for injunctive relief and Alcoa and SCA filed a motion to dismiss that appeal at the U.S. Court of Appeals for the Third Circuit. A decision by the Third Court is pending. The company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

FINANCIAL INFORMATION

On January 14, 2010, Alcoa was served with a complaint involving approximately 2,900 individual persons claimed to be residents of St. Croix who are alleged to have suffered personal injury or property damage from Hurricane Georges or winds blowing material from the property since the time of the hurricane. This complaint, Abednego, et al. v Alcoa, et al. was filed in the Superior Court of the Virgin Islands, St. Croix Division. The complaint names as defendants the same entities as were sued in the February 1999 action earlier described and have added as a defendant the current owner of the alumina facility property. On February 12, 2010, Alcoa Inc. and SCA removed the case to the federal court for the District of the Virgin Islands. Subsequently, plaintiffs have filed a motion to remand the case to state a claim upon which relief can be granted. The company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

As previously reported, in May 2005, Alcoa World Alumina LLC (AWA) and SCA were among the defendants listed in a lawsuit brought by the Commissioner of the Department of Planning and Natural Resources (DPNR), Dean Plaskett, in his capacity as Trustee for Natural Resources of the Territory of the United States Virgin Islands in the District Court of the Virgin Islands, Division of St. Croix. The complaint seeks damages for alleged injuries to natural resources caused by alleged releases from an alumina refinery facility in St. Croix that was owned by SCA from 1995 to 2002. Also listed in the lawsuit are previous and subsequent owners of the alumina refinery and the owners of an adjacent oil refinery. Claims are brought under CERCLA, U.S. Virgin Islands law, and common law. The plaintiff has not specified in the complaint the amount it seeks in damages. The defendants filed motions to dismiss 2005. In October 2007, in an effort to resolve the liability of St. Croix Renaissance Group, L.L.L.P. (SCRG) in the lawsuit, as well as any other CERCLA liability SCRG may have with respect to the facility, DPNR filed a new lawsuit against SCRG seeking the recovery of response costs under CERCLA, and the plaintiff and SCRG filed a joint Agreement and Consent Decree. The remaining defendants each filed objections to the Agreement and Consent Decree, and in October 2008, the court denied entry of the Agreement and Consent Decree. The court also ruled on the motions to dismiss that were filed by all defendants in 2005. The court dismissed two counts from the complaint (common law trespass and V.I. Water Pollution Control Act), but denied the motions with regard to the other six counts (CERCLA, V.I. Oil Spill Prevention and Pollution Control Act, and common law strict liability, negligence, negligence per se and nuisance). The court also ruled that the Virgin Islands Government was the proper plaintiff for the territorial law claims and required re-filing of the complaint by the proper parties, which was done in November 2008. The plaintiffs subsequently moved to amend their complaint further, were granted leave by the court to do so, and filed an amended complaint on July 30, 2009. AWA and SCA filed an answer, counterclaim and cross-claim against SCRG in response to the amended complaint in August 2009. In response to the plaintiffs’ amended complaint, the other former owners of the alumina refinery filed answers, counterclaims, and cross-claims against SCRG and certain agencies of the Virgin Islands Government. During July 2009, each defendant except SCRG filed a partial motion for summary judgement seeking dismissal of CERCLA cause of action on statute of limitations grounds. In July 2010, the court granted in part and denied in part each defendant’s motion for summary judgment. The court granted each defendant’s motion as to alleged injury to off-site groundwater and downstream surface water resources but denied each motion as to alleged injury to on-sits groundwater resources. At this stage of the proceeding, the Company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

FINANCIAL INFORMATION

As previously reported and noted above, in October 2007, DPNR filed a CERCLA cost recovery suit against SCRG. After the court denied entry of the Agreement and Consent Decree in October 2008, the cost recovery case lay dormant until May 2009, when SCRG filed a third-party complaint for contribution and other relief against several third-party defendants, including AWA and SCA. SCRG filed an amended third-party complaint on August 31, 2009, and served it on third-party defendants in mid-September 2009. AWA and SCA filed their answer to the amended third-party complaint on October 30, 2009. On January 8, 2010, DPNR filed a motion to assert claims directly against certain third-party defendants, including AWA and SCA. On January 29, 2010, the court granted plaintiff’s motion. On November 15, 2010, plaintiff and all defendants filed motions for summary judgement addressing various issues relating to liability, recoverability of costs, and divisibility of harm. On March 4, 2011, the court issued a memorandum and order granting defendants’ motion for summary judgment and entered judgement in favour of the defendants. On March 8, 2011, DPNR filed a motion for reconsideration of the order and judgment. Defendants filed oppositions to the motion on April 1, 2011. At this stage of the proceeding, the company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

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

As previously reported, in December 2006, SCA, along with unaffiliated prior and subsequent owners, were sued by the Commissioner of DPNR, U.S. Virgin Islands, in the Superior Court of the Virgin Islands, Division of St. Croix. This second suit alleges violations by the defendants of certain permits and environmental statutes said to apply to the facility. The complaint seeks the completion of certain actions regarding the facility, a civil fine from each defendant of $10,000 under the Coastal Zone Management Act, civil penalties of $50,000 per day for each alleged violation of the Water Pollution Control Act, $10,000 per day for alleged intentional and knowing violations of the Coastal Zone Management Act, exemplary damages, costs, interest and attorney’s fees, and “other such amounts as may be just and proper.” SCA responded to the complaint on February 2, 2007 by filing an answer and motion to disqualify DPNR’s private attorney. The parties fully briefed the motion and are awaiting a decision from the court. In October 2007, plaintiff and defendant SCRG entered into a settlement agreement resolving claims against SCRG. Plaintiff filed a notice of dismissal with the court, and the court entered an order dismissing SCRG on November 2, 2007. SCA objected to the dismissal and requested that the court withdraw its order, and the parties have briefed SCA’s objection and request. A decision from the court is pending. On November 10, 2007, SCA filed a motion for summary judgment seeking dismissal of all claims in the case. The parties completed briefing of the motion in January 2008. A decision from the court is pending. At this stage of the proceeding, the company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

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

In response to a motion filed by the DOJ on March 27, 2008, the Court ordered the suit filed by Alba to be administratively closed and that all discovery be stayed to allow the DOJ to fully conduct an investigation without the interference and distraction of ongoing civil litigation. The Court further ordered that the case will be reopened at the close of the DOJ’s investigation. The Company understands that Alcoa Inc. is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss. No member of the Alumina Group, nor any of its employees, are defendants in the litigation.

As previously reported on July 21, 2008, the Teamsters Local #500 Severance Fund and the South eastern Pennsylvania Transportation Authority filed a shareholder derivative suit in the civil division of the Court of Common Pleas of Allegheny County, Pennsylvania against certain officers and directors of Alcoa claiming breach of fiduciary duty, gross mismanagement, and other violations. This derivative action stems from the civil litigation brought by Alba against Alcoa, Alcoa World Alumina LLC, Victor Phillip Dahdaleh, and others, and subsequent investigation of Alcoa by the DOJ and the SEC with respect to Alba’s claims. This derivative action claims that the defendants caused or failed to prevent the matters alleged in the Alba lawsuit. The director defendants filed a motion to dismiss on November 21, 2008. On September 3, 2009, a hearing was held on Alcoa’s motion and, on October 12, 2009, the court issued its order denying Alcoa’s motion to dismiss but finding that a derivative action during the conduct of the DOJ investigation and pendency of the underlying complaint by Alba would be contrary to the interest of shareholders and, therefore, stayed the case until further order of the court. This derivative action is in its preliminary stages and the company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

As previously reported, on March 6, 2009, the Philadelphia Gas Works Retirement Fund filed a shareholder derivative suit in the civil division of the Court of Common Pleas of Philadelphia County, Pennsylvania. This action was brought against certain officers and directors of Alcoa claiming breach of fiduciary duty and other violations and is based on the allegations made in the previously disclosed civil litigation brought by Alba against Alcoa, Alcoa World Alumina LLC, Victor Phillip Dahdaleh, and others, and the subsequent investigation of Alcoa by the DOJ and The SEC with respect to Alba’s claims. The derivative action claims that the defendants caused or failed to prevent the conduct alleged in the Alba lawsuit. On August 7, 2009, the director and officer defendants filed an unopposed motion to coordinate the case with the Teamsters Local #500 suit, described immediately above, in Allegheny County Common Pleas Court. The Allegheny County court issued its order consolidating the case on September 18, 2009. Thereafter, on October 31, 2009, the court assigned this action to the Commerce and Complex Litigation division of the Allegheny Court of Common Pleas and on November 20, 2009, the court granted defendants’ motion to stay all proceedings in the Philadelphia Gas action until the earlier of the court lifting the stay in the Teamsters derivative action or further order of the court in this action. This derivative action is in its preliminary stages and the company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

On April 23, 2004, St. Croix Renaissance Group, L.L.L.P. (SCRG), Brownfield Recovery Corp., and Energy Answers Corporation of Puerto Rico (collectively, “Plaintiffs”) filed a suit against St. Croix Alumina L.L.C. and Alcoa World Alumina LLC (AWA) (collectively, “Alcoa”) in the Territorial Court of the Virgin Islands, Division of St. Croix for claims related to the sale of Alcoa’s former St. Croix alumina refinery to the Plaintiffs. Alcoa thereafter removed the case to federal court and after a several year period of discovery and motion practice, a jury on the matter took place in St. Croix from January 11, 2011 to January 20, 2011. The jury returned a verdict in favour of Plaintiffs and awarded damages as described: on a claim of breaches of warranty, the jury awarded $12,617,867; on the same claim, the jury awarded punitive damages in the amount of $6,142,856; and on a negligence claim for property damage, the jury awarded $10,000,000. Alcoa believes the verdict is, in whole or in part, not supported by the evidence or otherwise results from errors of law committed during the trial. As a result, Alcoa filed motions, including for judgement notwithstanding the verdict and, to the extent such post-trial motions are not successful, it intends to pursue its right of appeal. Notwithstanding the jury verdict, at this time, the company is unable to reasonably predict the ultimate outcome or to estimate a range of reasonably possible loss.

FINANCIAL INFORMATION

On November 30, 2010, Alcoa Aluminio S.A. (Aluminio) received service of a lawsuit that had been filed by the public prosecutors of the State of Para in Brazil in November 2009. The suit names the company and the State of Para, which, through its Environmental Agency, had issued the operating license for the company’s new bauxite mine in Juruti. The suit concerns the impact of the project on the region’s water system and alleges that certain conditions of the original installation license were not met by the company. In the lawsuit, plaintiffs requested a preliminary injunction suspending the operating license (originally issued in September 2009 and renewed for two years in September 2010) and ordering payment of compensation. On April 14, 2010, the court denied plaintiffs’ request. AWAC intends to defend the suit vigorously. The State of Para also intends to defend the licensing of the project. This proceeding is in its preliminary stage and the company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

Other Financial Information

Dividend Policy

A fully franked final 2010 dividend of USD 4 cents per share was paid in March 2011, bringing the total dividend for 2010 to USD 6 cents per share. The total dividend for 2009 was USD 1.8 cents per share. The improvement reflects the increased cash flow and operating profit from the AWAC joint venture, and the continued improved outlook for the industry. The Board’s policy is to review dividend payments at each half year in light of the current and expected business conditions.

Generally the Board intends, on an annual basis, to distribute cash from operations after debt servicing and corporate costs commitments have been met. Dividends will be fully franked for the foreseeable future.

Directors have continued the suspension of the Company’s Dividend Reinvestment Plan. The Dividend Reinvestment Plan did not apply to the 2010 final dividend.

Financing and Corporate Items

Net financing and corporate expenses for the year ended December 31, 2010 totalled $49.9 million compared to $25.6 million for the year ended December 31, 2009. The principal components were:

	Year Ended December 31, 2010	Year Ended December 31, 2009
Interest (received) / (receivable)	(1.4)	(4.4)
Interest paid / payable	38.7	31.0
Corporate expenditure	14.7	10.5
Net (gain)/loss on fair value of derivatives	(2.1)	(11.5)

Net interest charged to profit was $37.3 million for the year ended December 31, 2010 compared to $26.6 million for the year ended December 31, 2009. Interest of $15.5 million was incurred in 2010 on the longer dated amortizing loan from the Brazilian National Development Bank (interest at approximately 5.3% per annum) compared with $2.5 million in 2009. Amortization of the convertible bond option was $1.0 million lower in 2010 at $8.1 million compared to $9.1 million in 2009. Commitment and upfront fees were steady at $8.5 million.

B. Significant Changes

So far in 2011 there have been significant movements in the LME, alumina index, oil and the AUD/USD exchange rate. Refer to the table below for a comparison between December 31, 2010 and April 30, 2011.

	As at December 31, 2010	As at April 29, 2011
LME aluminium price US$ per tonne	2,470	2,768
Alumina index (Aust FOB)	372	420
Oil price (Brent)	94.97	125.89
AUD/USD exchange rate	1.0203	1.0965

THE OFFER AND LISTING

ITEM 9.	THE OFFER AND LISTING

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

		Ordinary Shares		American Depositary Shares
Period		A$ High	A$ Low	US$ High	US$ Low
Month Ended March 31, 2011		2.46	2.12	10.28	8.36
Month Ended February 28, 2011		2.55	2.37	10.35	9.31
Month Ended January 31, 2011		2.62	2.38	10.48	9.33
Month Ended December 31, 2010		2.61	2.01	10.35	7.77

Year Ended December 31, 2010	First Quarter	2.06	1.54	7.74	5.18
	Second Quarter	1.88	1.53	6.95	4.76
	Third Quarter	1.95	1.46	7.31	4.90
	Fourth Quarter	2.61	1.77	10.35	6.96

Year Ended December 31, 2009	First Quarter	1.42	0.73	5.05	2.15
	Second Quarter	1.72	1.12	5.93	3.38
	Third Quarter	1.91	1.29	6.74	3.91
	Fourth Quarter	1.93	1.53	7.10	5.50

Year Ended December 31, 2008	First Quarter	6.51	4.50	24.26	15.86
	Second Quarter	6.75	4.61	25.36	18.00
	Third Quarter	4.98	2.92	18.43	8.25
	Fourth Quarter	3.25	0.98	11.21	2.39

Year Ended December 31, 2007	First Quarter	7.45	6.07	23.82	18.75
	Second Quarter	8.10	7.03	28.02	23.00
	Third Quarter	8.88	5.90	32.85	18.21
	Fourth Quarter	7.33	5.89	26.10	20.05

Year Ended December 31, 2006	First Quarter	8.01	6.46	23.97	19.01
	Second Quarter	8.15	6.05	25.04	17.87
	Third Quarter	7.25	5.83	21.60	17.63
	Fourth Quarter	6.94	5.96	21.20	17.51

The closing price of Alumina’s fully paid Ordinary Shares on December 31, 2010 was A$2.48 and on March 31, 2011 was A$2.46. The closing price of Alumina’s ADRs on December 31, 2010 was US$10.18 and on March 31, 2011 was US$10.28.

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

As at March 31, 2011, 636,994 Alumina fully paid ordinary shares were registered in the name of 249 residents of the United States and represented approximately 0.03% of the total number of Alumina fully paid ordinary shares issued and outstanding. As at March 31, 2011, 26,064,779 Alumina ADRs were outstanding (representing 104,259,116 Alumina fully paid ordinary shares) and were registered in the name of 270 residents of the United States and represented approximately 5.10% of the total number of fully paid ordinary shares issued and outstanding.

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

Directors’ Powers & Qualifications

Subject to the Corporations Act and the ASX listing rules (the “Listing Rules”), a director who has an interest in a matter may vote in respect of that matter if it comes before the directors, and be counted as part of the quorum (rule 59(b)(i)). Pursuant to section 195 of the Corporations Act, a director who has an interest in a matter is only permitted to vote in respect of that matter if either: that interest does not need to be disclosed to the other directors under the Corporations Act; or the directors who do not have an interest in the matter have passed a resolution that identifies the director, the nature of the director’s interest in the matter and its relation to the company, and also that the directors are satisfied that the interest should not disqualify the director from voting; or the Australian Securities and Investments Commission by declaration or order permits that to occur.

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

The directors can be paid remuneration in kind (i.e. other than in cash), provided that any amount paid to a director other than in cash does not exceed in value the amount that they would be entitled to receive if the remuneration were paid in cash (rule 48(d)).

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

A director may not hold office for a continuous period in excess of three years or past the third Annual General Meeting following the director’s appointment, whichever is the longer, without submitting for election or re-election. If no director would otherwise be required to submit for election or re-election but the Listing Rules require that an election of directors be held, the director to retire at the Annual General Meeting is the director who has been longest in office since their last election. Where the longest-serving directors were elected on the same day the, absent agreement, the director to retire is determined by ballot (rule 47(a)).

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

Where the company has called a general meeting, notice of the meeting may be given in the form and manner in which the directors determine (rule 31). At least 28 days’ notice must be given of a general meeting (section 249HA of the Corporations Act).

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

Proportional Takeover Approval

Where a proportional takeover bid is made under the Corporations Act for shares in Alumina (i.e. a bid is made for a specified proportion, but not all, of each holder’s bid class shares), the registration of any transfer of shares giving effect to a takeover contract under the proportional takeover bid is prohibited unless and until a resolution to approve the proportional takeover bid is passed in accordance with rule 80 of the Constitution (rule 79). The resolution is to be considered at a meeting convened and conducted by Alumina, of the persons entitled to vote on the resolution (rule 80(c)). The resolution is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one half (rule 80(d)). The provisions with respect to proportional takeover bids (i.e. rules 79 and 80) cease to have effect on the third anniversary of the date of their adoption or last renewal. The provisions were last adopted by shareholders on May 7, 2009, therefore they will operate until May 6, 2012, unless renewed earlier.

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

(b) Consideration

On January 1, 1995, Alumina paid to Alcoa approximately $386 million and transferred 9% of Alcoa of Australia to Alcoa. Alumina contributed an additional sum of approximately $120 million to AWAC which was repaid during the course of initial establishment and operation of AWAC and for further acquisitions. Alcoa was also to receive additional compensation based upon the future earnings of AWAC’s alumina-based industrial chemicals operations if the earnings exceeded performance targets for the period 1995-1999 (inclusive). Since the growth plan for the alumina-based chemicals business was not achieved, this additional compensation was not required to be paid by WMC.

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

The following decisions require a super majority vote:

•	a change of the scope of AWAC;

•	a change in the dividend policy;

•	sale of all or a majority of the assets of AWAC;

•	equity calls on behalf of AWAC totalling in any one year in excess of $1 billion; and

•	loans to Alcoa or Alumina, or their respective affiliates by AWAC.

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

(g) Capital requirements

The cash flow of AWAC and borrowings are the preferred sources of funding for the needs of AWAC. Should the aggregate annual capital budget of AWAC require an equity contribution from Alcoa and Alumina, the following limits apply:

(i)	With respect to amounts up to $500 million in annual equity requested to be contributed in total by Alcoa and Alumina to AWAC (including amounts requested pursuant to paragraphs (g)(ii) and (g)(iii)), each party must contribute its proportionate share based on its current ownership in AWAC. If either party does not contribute its proportionate share, the other party may make up the contribution, in addition to its own contribution, and the non-contributing party’s interest in AWAC will be diluted in accordance with an agreed formula.

(ii)	With respect to annual equity requests in excess of $500 million but less than $1 billion, each party must declare within 30 days of when the equity request is made if it has the ability to fund its share of the request and, if so, each party must contribute its proportionate share. Should Alumina be unable to contribute the full amount of the equity in the year required, the parties will work together to find alternative interim external financing arrangements reasonably acceptable to Alumina for AWAC or for Alumina, or Alumina may choose to have its interest in AWAC diluted in accordance with the formula noted above. If alternative external financing is not acceptable to Alumina, Alcoa may fund the Alumina proportionate share and this contribution will be deemed to be a loan by Alcoa to Alumina at the current market rate for Alcoa’s long-term borrowings. Alumina must repay the amount contributed on its behalf in a period not to exceed one year. If either party does not contribute its share or Alumina does not repay the loan after one year and contribute its share, the dilution provision referred to above applies.

(iii)	With respect to annual equity requests in excess of $1 billion approved by a super majority vote, each party must contribute its proportionate share. However, if Alumina is unable to contribute the full amount of the equity in the year required, the parties must work together to find alternative financing arrangements reasonably acceptable to Alumina for AWAC or for Alumina. If Alumina does not contribute the balance of its full proportionate share, Alcoa may make, and must be compensated for, all or part of the remaining contribution in Alumina’s place. However, if this occurs, Alumina’s interest in AWAC will only be diluted in accordance with the dilution provision referred to in paragraph (i) above in respect of Alcoa’s contribution to the capital requirements up to $1 billion. If Alcoa elects to proceed, Alcoa and Alumina will review the mechanism to compensate Alcoa for its excess contribution, which may include a disproportionate allocation of returns associated with the excess contribution.

(iv)	The $500 million and $1 billion will be increased by the amount of quarterly dividends paid in the relevant financial year with respect to valid calls that are funded by equity contributions (or if funded only in part by equity contributions, to the extent of such equity funding) in accordance with clause 4.4(b) of the Enterprise Funding Agreement (see the Enterprise Funding Agreement attached hereto as Exhibit 4.1.12 for further clarification).

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

To be subject to the indemnity a claim or a series of quarterly related claims (other than those specifically identified and referred to in the AWAC Agreements) must exceed an initial threshold amount of $250,000. For liabilities that involve both activities or operations before and after the formation of AWAC, the liabilities are allocated by applicable methods as provided in schedules to the AWAC Agreements or, if none of those methods are relevant, by a fair and reasonable allocation of the responsibility for the extraordinary liability (based on an assessment of the respective contributions to the extraordinary liability by pre-formation and post-formation activities among AWAC, Alcoa and Alumina).

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

Enterprise Funding Agreement

Under the Enterprise Funding Agreement dated September 18, 2006, Alcoa of Australia pays dividends in excess of 30% of its net income, to the extent required, to fund capital requirements of the AWAC joint venture (including Alcoa of Australia’s own capital funding requirements). During 2010, the Enterprise Funding Agreement was extended on the basis that 2 years notice is required to terminate the agreement.

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

(iii)	obtain the Reserve Bank of Australia’s authority to place any sum in Australia to the credit of, or make any payment in Australia to, by order of or on behalf of, a person who is not a resident of Australia; or

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

•	certain ministers or senior officials of the Government of Zimbabwe including senior management officials of state owned companies;

•	certain entities or individuals associated with the Democratic People’s Republic of Korea (i.e. North Korea);

•	certain figures, sub-groups or individuals associated with the ruling regime in Burma (Myanmar);

•	certain entities or individuals suspected of contributing to Iran’s nuclear and missile programs or assisting Iran to violate its sanctions obligations; or

•	certain entities or individuals associated with the Gaddafi regime in Libya.

ADDITIONAL INFORMATION

Limitations under Australian laws, on the right of non-residents to acquire, hold or vote Ordinary Shares in the Company, exist under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (the “Foreign Acquisitions Act”) and section 606 of the Corporations Act 2001 (Cth) (the “Corporations Act”). The Charter of the United Nations Act 1945 (Cth) and the Charter of the United Nations (Dealing with Assets) Regulations 2008 (Cth) (the “Regulations”) also regulate certain transactions. These instruments and the banking (Foreign Exchange) Regulations 1959 (Cth), will be complemented by the Autonomous sanctions Bill 2010 (Cth), which is expected to be enacted in 2011.

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

•

The previous regime in Iraq, including certain named individuals or entities associated with Saddam Hussein, certain named senior officials of the previous regime (including members of their immediate family), and certain named entities owned or controlled, directly or indirectly, by them or others acting on their behalf or under their instruction;

•	Liberia, including former Liberian President Charles Taylor and his associates;

•	The Gaddafi regime in Libya; or

•	Côte d’Ivoire, the Democratic People’s Republic of Korea, the Democratic Republic of the Congo, Iran, Lebanon, Sudan, Sierra Leone, Somalia or Eritrea.

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

Minerals Resource Rent Tax (MRRT)

The Australian government has announced a Minerals Resource Rent Tax (“MRRT”), which will apply from July 1, 2012. The tax has yet to be legislated. As the MRRT applies to mined ore and coal it does not apply to the minerals (primarily bauxite) that Alumina mines. Therefore it is anticipated that there will be no direct impact on Alumina Limited.

On February 14, 2011, the Australian government announced its intention to introduce a carbon price mechanism, which is intended to commence on July 1, 2012, subject to the legislative process. The carbon price is a price on the emission of carbon pollution. As details of the carbon price are not final Alumina Limited is unable to estimate the impact of this tax until further details are available.

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

ADDITIONAL INFORMATION

•	a person that holds Ordinary Shares or ADS as part of a straddle or a hedging or conversion transaction;

•	a person that actually or constructively owns 10% or more of the voting shares of Alumina; or

•	a person whose “functional currency” is not the United States dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

The tax consequences to you of the ownership of Ordinary Shares or ADS will depend upon the facts of your particular situation. We encourage you to consult your own tax advisors with regard to the application of the federal income tax laws, as well as to the applicability and effect of any state, local or foreign tax laws or other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADS, you will be treated as the owner of the Ordinary Shares represented by those ADS. Exchanges of Ordinary Shares for ADS, and ADS for Ordinary Shares, generally will not be subject to United States federal income tax.

Distributions

Subject to the passive foreign investment company rules discussed below, distributions made to you on or with respect to Ordinary Shares or ADS will be treated as dividends and will be taxable as ordinary income to the extent that those distributions are made out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. You must include the gross amount of the dividend payment (including, in the case of unfranked or partially unfranked dividends, any Australian tax withheld) as income at the time you receive it, actually or constructively. Subject to the passive foreign investment company rules discussed below, to the extent that the amount of any distribution exceeds our current or accumulated earnings and profits for a taxable year, the excess will be treated as a tax-free return of capital which reduces your tax basis in the Ordinary Shares or ADS to the extent of the tax basis, and any remaining amount will be treated as capital gain. You generally will not be entitled to claim any dividends received deduction with respect to distributions paid with respect to your Ordinary Shares or ADS. The amount of the dividend distribution that you must include in your income will be the US dollar value of the dividend distribution.

With effect for dividends paid in taxable years beginning before January 1, 2013, the United States reduced the maximum tax rate on certain qualifying dividend distributions to 15% for non-corporate U.S. persons. In order for dividends paid by foreign corporations to qualify for the reduced rates, the foreign corporation must meet certain requirements, including that it not be classified as a passive foreign investment company for United States federal income tax purposes in either the taxable year of the distribution or the preceding taxable year. As discussed further below, Alumina believes that its Ordinary Shares or ADS will not be treated as shares of a passive foreign investment company, but this conclusion is a factual determination that is made annually and thus may be subject to change.

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

Disposition

Subject to the passive foreign investment company rules discussed below, any gain or loss you realize on the sale, exchange or other taxable disposition of Ordinary Shares or ADS will be subject to United States federal income taxation as a capital gain or loss in an amount equal to the difference between the US dollar value of the amount that you realize on that sale, exchange or other disposition and your adjusted tax basis, determined in US dollars, in the Ordinary Shares or ADS surrendered. The gain or loss will be long term capital gain or loss if your holding period for the ordinary shares or ADS is more than one year. A non-corporate U.S. person is generally taxed at preferential rates on long term capital gain. Any capital gain or loss so realized will generally be United States source gain or loss for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

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

If the company is treated as a PFIC, and you are a U.S. holder that did not make a qualified electing fund “QEF” or a mark-to-market election, as described below, you will be subject to special rules with respect to:

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

ADDITIONAL INFORMATION

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

If you are a U.S. holder and own Ordinary Shares or ADS in a PFIC and you make a QEF election for the first tax year in which your holding period of PFIC shares begin, generally you will not be subject to the default rules discussed above. However, if you make this QEF election, you will be subject to the U.S. federal income tax on your pro rata share of (a) the net capital gain of the PFIC, which will be taxed as long term capital gain, and (b) the ordinary earnings of the PFIC, which will be taxed as ordinary income. If you make a QEF election you will be subject to U.S. federal income tax on such amounts for each tax year in which the company is a PFIC, regardless of whether such amounts are actually distributed to you. If you make a QEF election and have an income inclusion, you may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.

If you have made a QEF election generally (a) you may receive a tax free distribution from the PFIC to the extent that such distribution represents “earnings and profits” that were previously included in your income because of such QEF election and (b) you will adjust your tax basis in the PFIC shares to reflect the amount included in income or allowed as a tax free distribution because of such QEF election. In addition, if a QEF election is in effect for all the years the company is a PFIC, generally you will recognize capital gain or loss on the sale or other taxable disposition of the PFIC shares.

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

Your Ordinary shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in the ordinary shares or ADSs, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your shares or ADSs, you will be treated as having a new holding period in your shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies.

In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax rates applicable to ordinary income.

If you own Ordinary Shares or ADS during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

F. Dividends and Paying Agents

Not applicable.

ADDITIONAL INFORMATION

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

I. Subsidiary Information

All controlled entities are wholly owned, unless otherwise indicated. Alumina’s significant subsidiaries are described in Item 4C – “Key Information – Organizational Structure”. The following is a list of all entities controlled by Alumina as of March 31, 2011.

Controlled Entities	Place of Incorporation
Alumina Finance Limited	Victoria, Australia
Alumina Holdings (USA) Inc.	Delaware, USA
Alumina International Holdings Pty. Ltd.	Victoria, Australia
Alumina Brazil Holdings Pty Ltd	Victoria, Australia
Alumina Limited Do Brasil SA	Brazil
Alumina (U.S.A.) Inc.	Delaware, USA
Butia Participaçoes SA	Brazil
Westminer Acquisition (U.K.) Limited	UK
Westminer International (U.K.) Limited [1]	UK

[1]	An application has been made to strike the company off the register under section 1003 of the UK Companies Act.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information about Market Risk

Continuing operations

Alumina’s policy is generally not to hedge its commodity or currency exposure other than to secure the US dollar value of dividend payments and foreign currency borrowings. This policy is reviewed periodically. AWAC has previously sought to manage its exposure to both the aluminium price and the A$/US$ exchange rate through the use of derivative products. AWAC anticipates the continued requirement to sell aluminium and purchase other commodities, such as natural gas and fuel oil, for its operations. AWAC entered into futures and forward contracts to reduce volatility in the price of these commodities for part of it 2010 production. AWAC is also subject to exposure from fluctuations in foreign currency exchange rates. Foreign exchange contracts may be used from time to time to hedge the variability in cash flows from the forecasted payment or receipt of currencies other than the functional currency. These contracts covered periods consistent with known or expected exposures through 2010.

During 2009, AWAC entered into forward contracts for both Aluminium price and input costs to lock in operating margins for 2010 smelter grade alumina production at the Pt Comfort and San Ciprian refineries. These contracts were in place at December 31, 2009 and matured fully during 2010. The production covered by the margin lock was 2 million tonnes, out of production of 15.2 million tonnes in 2010.

During November 2008 the Company transacted a series of currency options to limit the risk of cost increases should the BRL strengthen during the remaining construction period of AWAC’s growth projects in Brazil. All options had expired by December 31, 2009.

The Group is exposed to commodity price risk through its investment in AWAC. AWAC manages commodity price risk through long-term purchase contracts for some input costs. Some energy price risk is managed through short-term commodity hedges.

Exchange Rate Risk

Foreign currency risk relates to Alumina’s exposure to changes in exchange rates. AWAC’s revenue streams are significantly derived from the sale of its commodity production in US dollars. AWAC’s Australian operations declare dividends payable to Alumina in Australian dollars and the amount of US dollar revenue Alumina receives fluctuates with the moving AUD/USD exchange rate.

Alumina Limited’s 2011 earnings sensitivities, based on 2010 earnings and 2010 average A$/US$ exchange rates is that each one cent movement in the average Australian dollar/US dollar exchange rate is expected to impact earnings by approximately $10 million before tax.

Further sensitivity analysis in relation to exchange rate risk can be found in note 2 to the Financial Report on page F-16.

Interest rate risk

Interest rate risk refers to Alumina’s exposure to movements in interest rates. Alumina is primarily exposed to interest rate risk on its outstanding interest bearing liabilities, excluding its convertible bonds, primarily determined by US$ interest rates. As the interest rates fluctuate, the amount of interest payable on debt balances where the interest rate is not fixed will also fluctuate. Sensitivity analysis in relation to interest rate risk can be found in note 2 to the Financial Report on page F-16.

Funding facilities were restructured during 2010, to provide greater diversity of funding sources and smaller refinancing requirements. The company’s maturity profile has also been lengthened. $54 million of the convertible bond was bought back in the first 6 months and a further $128 was bought back in December 2010. The total amount of the bonds outstanding at December 31, 2010 was $168 million.

As at December 31, 2010, the Alumina Group had short term bank debt outstanding totaling $217.7 million and long term debt outstanding totaled $246.2 million.

As at December 31, 2009, the Alumina Group had no short term bank debt and long term debt outstanding totaled $577.9 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Price Risk

A table showing the movement in the selling price of aluminium over the last five years is set out below. Sensitivity analysis in relation to commodity price risk can be found in note 2 to the Financial Report on page F-16.

AVERAGE QUARTERLY PRICES

Financial Year Ended	Aluminium London Metal Exchange US$/lb
December 31, 2006
First Quarter	1.10
Second Quarter	1.22
Third Quarter	1.15
Fourth Quarter	1.24
December 31, 2007
First Quarter	1.25
Second Quarter	1.27
Third Quarter	1.18
Fourth Quarter	1.14
December 31, 2008
First Quarter	1.26
Second Quarter	1.36
Third Quarter	1.29
Fourth Quarter	0.86
December 31, 2009
First Quarter	0.64
Second Quarter	0.69
Third Quarter	0.83
Fourth Quarter	0.92
December 31, 2010
First Quarter	0.99
Second Quarter	0.96
Third Quarter	0.96
Fourth Quarter	1.07
First Quarter 2011	1.15

As at December 31, 2010, Alumina Limited and its subsidiaries had no outstanding hedge contracts over future sales of alumina or aluminium.

Interest rate and cross-currency swaps

As part of the BNDES financing, the company used Cross Currency Interest rate Swaps (CCIRS) during 2010 for the whole amount of the BRL denominated tranche to manage the exposure to BRL interest rates over the life of the loan. The company used CCIRS during 2009 to manage the interest rate swap exposure between EUR and AUD on EUR denominated assets.

As at December 31, 2010 the only cross-currency swaps in place were in relation to the BNDES financing.

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

Item 12 - D.4 Depositary Payments – Financial Year ended December 31, 2010

The Depositary reimburses Alumina Limited for certain expenses it incurs in connection with the ADR program, subject to a ceiling determined by the Depositary from time to time and agreed by Alumina Limited. The table below sets forth the types of expenses that the Depositary has agreed to reimburse, and the invoices relating to the year ended December 31, 2010 that were reimbursed:

Category of expense reimbursed to Alumina Limited	Amount reimbursed for the year ended December 31 2010 $
NYSE Listing Fee	$76,019
Distribution of AGM/proxy material	$47,129
Legal fees	Nil
Printing costs in relation to SEC filings	Nil

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

A. Disclosure Controls and Procedures

Under the supervision and with the participation of Alumina’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of Alumina’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2010. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as at December 31, 2010, in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to the Company’s management, as appropriate to allow timely decisions regarding disclosure.

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

Alumina’s management under the supervision of and with the participation of the Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of its internal control over financial reporting based on the criteria in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that Alumina’s internal control over financial reporting was effective as of December 31, 2010.

C. Attestation Report of the Registered Public Accounting Firm

Alumina’s internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears on page F-50 herein.

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Alumina Limited has established overarching values that form the ethical framework for the Company’s Code of Conduct. The Code of Conduct drives the way in which Alumina Limited conducts its business and behavior. The Code of Conduct was developed by aligning the Company’s agreed core values with best practice corporate governance models. The Code applies to directors, employees and contractors. The Code of Conduct is reviewed regularly to ensure it is relevant and accurately reflects best practice principles.

This Code of Conduct is available from our web site at www.aluminalimited.com. This link is an inactive textual link for reference only. Alumina will provide any person without charge, upon request, a copy of the Code of Conduct. Copies of the Code can be requested by contacting Colin Hendry T: +61 (0) 3 86992600, E: colin.hendry@aluminalimited.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Summary of Fees

	$ 000’s
	2010	2009
Amounts received or due and receivable by PricewaterhouseCoopers Australia:
Audit and review of the financial reports	807	575

Other assurance fees[1]	481	185

Amounts received or due and receivable by related practices of PricewaterhouseCoopers Australia:
Overseas taxation services	38	52

Total	1,326	812

[1]	Additional fees were principally incurred in relation to funding activities

Audit Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filing engagements for 2010 and 2009 are approximately $807,000 and $575,000 respectively.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for tax services by the principal accountant that are not related to the performance of the audit or review of Alumina’s financial statements and are not reported under Audit Fees are $38,000 and $52,000 in 2010 and 2009, respectively. The nature of services comprising the fees disclosed under this category is for tax compliance work in relation to Alumina’s subsidiaries incorporated in the UK and the Netherlands.

Other Assurance Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported under Audit Fees and Tax Fees are $481,000 and $185,000 in 2010 and 2009, respectively. The nature of services comprising the fees disclosed under this category is advice on International Financial Reporting Standards and other sundry agreed upon procedure engagements.

Pre-Approval Policies

The policy Alumina has adopted for pre-approval of non-audit services to be performed by our independent auditor, PricewaterhouseCoopers (“PwC”) is as follows:

PwC services which have fees of up to A$100,000 shall require the prior approval of the Audit Committee Chairman. Such approval shall include the scope of the services and the approximate amount of fees, and shall be reported to the next Audit Committee meeting;

For PwC services of more than A$100,000 and less than A$250,000, the provision of such services requires the prior approval of the Audit Committee;

For PwC services of more than A$250,000, the proposed services are to be put to competitive tender with requirement for CFO, CEO and Audit Committee Chairman’s approval of inclusion of PwC in tender list. The awarding of a contract, following a competitive tender, to PwC for the provision of these services also requires the prior approval of the Audit Committee.

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

•

The Nomination Committee charter does not include the mandate to oversee the evaluation of the Board and management. The Board undertakes a self evaluation, non-executive directors evaluate the Chief Executive Officer, and the Chief Executive Officer evaluates other management.

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

•

Our Director independence standard related to direct compensation from Alumina Limited differs from the standard set for the Section 303A.02. Our threshold for direct compensation in a twelve month period is A$250,000 whereas Section 303A.02 currently has a threshold of U$100,000.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable, as Alumina complies with Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements and Financial Statement Schedules

The attached Consolidated Financial Statements and Financial Statement schedules, pages F1-F90, with a full index on page F2, together with the Reports of Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report and are incorporated herein by reference.

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

Exhibit 8 – Significant Subsidiaries

Alumina Limited’s significant subsidiaries are as follows:

•

Alumina International Holdings Pty Ltd – Incorporated in Australia this company, together with Alumina Limited, holds all entities in the Alumina Group’s AWAC joint venture (except for Alcoa of Australia Limited) through its direct and indirect interests totalling 40% in each of Alcoa World Alumina LLC, Alumina Espanola SA and Alcoa World Alumina Brasil Ltda. It is wholly owned by Alumina.

•

Alumina Finance Limited – Incorporated in Australia this company issued $350,000,000 2% guaranteed convertible bonds due to mature in 2013 and convertible into fully paid ordinary shares in the share capital of Alumina Limited.

Exhibit 12 – Certifications

12.1	Certification by CEO, John Bevan

12.2	Certification by CFO, Judith Downes

Exhibit 13 – Certifications

13.1	Certification by CEO, John Bevan

13.2	Certification by CFO, Judith Downes

Exhibit 99 ****

99.1	Maps of certain bauxite deposits of major significance in which Alcoa World Alumina and Chemicals has an interest.

*	Previously filed as an exhibit to Alumina Limited’s Form 20-F for the year ended December 31, 2002

**	Previously filed as an exhibit to Alumina Limited’s Form 20-F for the year ended December 31, 2007

***	Previously filed as an exhibit to Alumina Limited’s Form 20-F for the year ended December 31, 2008

****	Previously filed as an exhibit to Alumina Limited’s Form 20-F/A for the year ended December 31, 2006

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

(Signed)

Date: May 26, 2011		/S/ JUDITH DOWNES
	Name:	Judith Downes
	Title:	Chief Financial Officer

ALUMINA LIMITED

(Australian Business Number 85 004 820 419)

AND CONTROLLED ENTITIES

U.S. FINANCIAL REPORT

AS OF AND FOR THE YEAR ENDED

31 DECEMBER 2010

Prepared in accordance with

International Financial Reporting Standards (IFRS)

as issued by the International Accounting Standards Board

Amounts are stated in US dollars (US$) except where noted

ALUMINA LIMITED AND CONTROLLED ENTITIES

FINANCIAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2010

The financial report covers the consolidated entity of Alumina Limited and its subsidiaries. The financial report is presented in US dollars.

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEAR ENDED 31 DECEMBER 2010

	Notes		US$ Million
			2010	2009	2008
Revenue from continuing operations	4		1.4	4.4	3.0
Other income	5		2.1	11.5	0.3
General and administrative expenses			(14.7)	(10.5)	(16.4)
Other expenses	6	(b)	—	—	(6.7)
Finance costs	6	(c)	(38.7)	(31.0)	(41.6)
Share of net profits of associates accounted for using the equity method	12	(g)	84.5	1.6	182.8

Profit/(loss) before income tax			34.6	(24.0)	121.4
Income tax credit/(expense) from continuing operations	7	(a)	—	0.3	(2.2)

Profit/(loss) for the year			34.6	(23.7)	119.2

Other comprehensive income/(loss)
Foreign exchange translation difference			230.0	(145.9)	(91.6)
Changes in the fair value of cash flow hedges			0.8	—	—

Other comprehensive income/(loss) for the year, net of tax			230.8	(145.9)	(91.6)

Total comprehensive income/(loss) for the year attributable to the owners of Alumina Limited			265.4	(169.6)	27.6

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company:
Basic earnings per share	8		1.4c	Negative 1.1c	8.0c
Diluted earnings per share	8		1.4c	Negative 1.1c	8.0c

The above statements of comprehensive income should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED BALANCE SHEETS AS AT 31 DECEMBER 2010

	Notes		US$ Million
			2010	2009	1 January 2009*
CURRENT ASSETS
Cash and cash equivalents	10		112.1	305.6	46.3
Derivative financial instruments			5.0	—	4.6
Receivables	11		0.2	0.1	50.4
Other assets			9.4	8.6	1.1

Total current assets			126.7	314.3	102.4

NON-CURRENT ASSETS
Investments accounted for using the equity method	12		3,415.6	3,189.7	2,597.0
Property, plant and equipment	13		0.2	0.2	0.1
Deferred tax assets	17		—	—	1.5

Total non-current assets			3,415.8	3,189.9	2,598.6

TOTAL ASSETS			3,542.5	3,504.2	2,701.0

CURRENT LIABILITIES
Payables	14		5.9	5.3	38.5
Interest-bearing liabilities	15		217.7	—	250.0
Derivative financial instruments			—	1.4	—
Current tax liabilities			—	—	0.3
Provisions	16		0.2	0.2	0.1
Other			0.6	0.8	1.1

Total current liabilities			224.4	7.7	290.0

NON-CURRENT LIABILITIES
Interest-bearing liabilities	15		246.2	577.9	475.9
Provisions	18		0.4	0.3	0.2

Total non-current liabilities			246.6	578.2	476.1

TOTAL LIABILITIES			471.0	585.9	766.1

NET ASSETS			3,071.5	2,918.3	1,934.9

EQUITY
Contributed equity	19		2,154.1	2,154.1	1,000.8
Treasury shares	21	(e)	(1.5)	(1.0)	(0.6)
Reserves:
- Group	21		4.3	(205.6)	172.4
- Associates	21		2.5	1.7	1.3
Retained profits:
- Group	21	(d)	903.6	803.0	515.2
- Associates	12	(c)	8.5	166.1	245.8

TOTAL EQUITY			3,071.5	2,918.3	1,934.9

*	See note 1(a) for details regarding the change in accounting policy.

The above balance sheets should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2010

	Notes		US$ Million
		Contributed Equity [1]	Reserves	Retained Earnings	Total
Balance as at 1 January 2008		360.3	12.1	1,084.7	1,457.1
Total comprehensive income/(loss) for the year		—	131.2	(103.6)	27.6
Transactions with owners in their capacity as owners:
Dividend Reinvestment Plan		131.3	—	—	131.3
Rights issue, net of transaction costs		764.3	—	—	764.3
Option premium on convertible bonds		—	31.0	—	31.0
Transaction costs on convertible bonds		—	(0.8)	—	(0.8)
Movement in share based payments reserve		—	0.2	—	0.2
Dividends provided for or paid		—	—	(220.1)	(220.1)
Foreign exchange impact on change in presentation currency		(255.7)	—	—	(255.7)

Balance as at 31 December 2008		1,000.2	173.7	761.0	1,934.9

Balance as at 1 January 2009		1,000.2	173.7	761.0	1,934.9
Total comprehensive (loss)/income for the year		—	(377.7)	208.1	(169.6)
Transactions with owners in their capacity as owners:
Rights issue, net of transaction costs		772.8	—	—	772.8
Tax impact of transaction costs		3.0	—	—	3.0
Movement in share based payments reserve		—	0.1	—	0.1
Movement in treasury shares		(0.4)	—	—	(0.4)
Foreign exchange impact on change in presentation currency		377.5	—	—	377.5

Balance as at 31 December 2009		2,153.1	(203.9)	969.1	2,918.3

Balance as at 1 January 2010		2,153.1	(203.9)	969.1	2,918.3
Total comprehensive income/(loss) for the year		—	230.8	34.6	265.4
Transactions with owners in their capacity as owners:
Dividends provided for or paid		—	—	(91.6)	(91.6)
Option premium on convertible bonds [2]		—	(20.5)	—	(20.5)
Movement in share based payments reserve		—	0.4	—	0.4
Movement in treasury shares		(0.5)	—	—	(0.5)

Balance as at 31 December 2010		2,152.6	6.8	912.1	3,071.5

[1]	Treasury shares have been deducted from contributed equity.
[2]	The value of the convertible bond option premium has been adjusted to reflect the put in May 2011.

The above statements of changes in equity should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 31 DECEMBER 2010

	Notes		US$ Million
			2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of goods and services tax)			(12.1)	(15.1)	(19.2)
GST refund received			0.6	1.6	1.4
Dividends and distributions received from associates			242.1	140.5	303.3
Interest received			0.9	2.6	2.6
Finance costs			(30.8)	(23.6)	(46.9)
Income taxes paid			—	(1.8)	(1.0)
Other			(0.1)	2.5	(1.6)

Net cash inflow from operating activities	23	(a)	200.6	106.7	238.6

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for investment in associates			(161.6)	(440.6)	(645.7)
Proceeds from return of invested capital			13.8	0.4	—
Loans to related parties			—	(97.1)	(59.6)
Loans repaid by related parties			—	153.2	—
Proceeds from derivatives			6.0	—	—
Net settlement of hedge contracts			(0.6)	—	—
Proceeds/(payments) from/(for) option premiums			—	20.7	(12.4)

Net cash outflow from investing activities			(142.4)	(363.4)	(717.7)

CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of convertible bond			(181.5)	—	—
Proceeds from issue of convertible bond			—	—	343.9
Proceeds from issue of shares			—	—	108.5
Proceeds from rights issue			—	794.2	726.0
Payments for rights issue related costs			—	(22.1)	(19.1)
Proceeds from borrowings			33.7	682.0	1,022.5
Repayment of borrowings			(1.1)	(844.2)	(1,525.7)
Proceeds from related parties			—	7.0	43.3
Loans repaid to related parties			—	(41.8)	—
Dividends paid			(93.7)	—	(209.3)
Effects of exchange rate changes on financing activities			—	(28.4)	—

Net cash (outflow)/inflow from financing activities			(242.6)	546.7	490.1

Net (decrease)/increase in cash and cash equivalents			(184.4)	290.0	11.0
Cash and cash equivalents at the beginning of the financial year			305.6	46.3	25.5
Effects of exchange rate changes on cash and cash equivalents			(9.1)	(30.7)	9.8

Cash and cash equivalents at the end of the financial year	10	(a)	112.1	305.6	46.3

The above statements of cash flows should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. This financial report comprises consolidated financial statements for the Group consisting of Alumina Limited, as the accounting parent, and its subsidiaries (together referred to as the Group).

A BASIS OF PREPARATION

This general purpose financial report for the year ended 31 December 2010 has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The Group has changed its accounting policy for presentation currency from AUD to USD as per Note 1D below. The Group has applied this retrospectively and so presents a third balance sheet in USD at the beginning of the comparative period (January 1, 2009). For certain notes to the financial statements, where the change in presentation currency has not had an impact, the third balance sheet has been omitted. The change has had no effect on Earnings per Share calculations.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative instruments) at fair value through profit and loss.

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

B PRINCIPLES OF CONSOLIDATION

(i) Subsidiaries

The financial report is prepared on a consolidated entity basis for Alumina Limited and the entities it controls (controlled entities). IFRS defines controlled entities as existing where the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, generally accompanying a shareholding of more than one-half of the voting rights. The financial statements of the subsidiaries are included in the consolidated financial report, from the date that control commences until it ceases. All material controlled entities in the consolidated entity are companies. The economic entity consisting of Alumina Limited and its controlled entities is referred to in the financial report as ‘the Group’. In preparing the consolidated financial statements, the effects of all transactions between entities within the Group are eliminated in full, including unrealised profits and losses on transactions with associates accounted for on an equity basis.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

Where control of an entity is obtained during a financial year, its results are included in the consolidated profit or loss from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income and balance sheet respectively.

(ii) Associates

Associates are those entities over which the consolidated entity exercises significant influence but not control over the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The consolidated entity’s investment in associates includes goodwill identified on acquisition.

The Group’s share of its associates’ post acquisition profits or losses is recognised in profit or loss, and its share of other comprehensive income, is recognised in reserves after aligning back to Group accounting policies. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates reduce the carrying amount of the investment.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

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

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in other comprehensive income and equity are also recognised directly in other comprehensive income and equity.

Additional withholding taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

Tax consolidation legislation

Alumina Limited and its wholly-owned Australian controlled entities have implemented tax consolidation legislation.

The head entity, Alumina Limited, and the controlled entities in the tax consolidated Group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated Group continues to be a standalone entity in its own right. These tax amounts are measured using the separate tax payer within the Group approach.

In addition to its own current and deferred tax amounts, Alumina Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated Group.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Alumina Limited for any current tax payable assumed and are compensated by Alumina Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Alumina Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments.

Assets or liabilities arising under tax funding agreements within the consolidated entities are recognised as current amounts receivable or payable to other entities in the Group.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

D FOREIGN CURRENCY TRANSLATION

Change in Functional and Presentation currency

An entity’s functional currency is the currency of the primary economic environment in which the entity operates. With Alumina’s investment program in Brazil almost completed, greater production and cash flows to shareholders are expected from these assets. Most dividends received by the Group will be received in US dollars. Consequently, the Company announced in February 2010 that the Board recognised the change in the balance of factors that are assessed to determine Alumina Limited’s functional currency, and changed Alumina Limited’s functional currency to US dollars, effective 1 January 2010.

Following the change in functional currency, Alumina Limited has elected to change its presentation currency from Australian dollars to US dollars. The change in presentation currency represents a voluntary change in accounting policy, which has been applied retrospectively.

To give effect to the change in functional and presentation currency, the assets, liabilities, contributed equity, reserves and retained earnings of entities with an Australian dollar functional currency as at 31 December 2009 were converted into US dollars at period end exchange rates of AUD/USD 0.8972 at as at 31 December 2009 and AUD/USD 0.6928 as at 31 December 2008. Revenue and expenses were converted at an average rate of AUD/USD 0.7123 for the six months ending June 30 2009 and AUD/USD 0.8711 for the six months ending 31 December 2009.

Earnings per share for 2009 and 2008 have been restated in US dollars to reflect the change in the presentation currency.

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in US dollars, which is Alumina Limited’s presentation currency and functional currency from 1 January 2010.

Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit or loss, except when they are deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Controlled foreign entities and associates

The results and financial position of all the Group entities and associates that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•

income and expenses are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are taken to the translation reserve in shareholders’ equity. When a foreign operation is sold, a proportionate share of such exchange differences are recognised in the profit or loss, as part of the gain or loss on sale where applicable.

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

Leased Assets

The Company leases office facilities under an operating lease agreement. Payments made under this agreement are recognised in the profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense over the term of the lease.

F RECEIVABLES

All trade debtors are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts, which in practice will equal the amounts receivable upon settlement. Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off by reducing the carrying amount directly. An allowance account (provision for impairment of trade receivables) is used when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the impairment loss is recognised in the profit or loss within other expenses. When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against other expenses in the profit or loss.

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

I ACQUISITION OF ASSETS

The purchase method of accounting is used for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange, unless the published market price is an unreliable indicator of fair value and other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. Goodwill is measured as the excess of the sum of the consideration transferred, the amount on any non-controlling interests in the acquire, and the fair value of the acquirer’s previously held equity interest in the acquire (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed.

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

K BORROWINGS

Borrowings are initially recognised at fair value, net of transaction costs incurred and amortisation of facility fees. Borrowings are subsequently measured at amortised cost. Any difference between the amortised cost (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method.

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

L BORROWING COSTS

Borrowing costs comprise interest payable on borrowings calculated using the effective interest rate method and amortisation of capital facility fees. Borrowing costs incurred for the construction of any qualifying asset are capitalised during the time that it is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

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

Interest income is recognised in the profit or loss as it accrues, using the effective interest method. Dividend income is recognised in the profit or loss on the date the entity’s right to receive payments is established.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

O EMPLOYEE BENEFITS

(i) Salaries and annual leave

Liabilities for salaries and annual leave are recognised in current provisions (i.e. short-term employee benefits), and are measured as the amount unpaid at reporting date at expected pay rates in respect of employees’ services up to that date, including related on-costs.

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

The fair value of performance rights granted under the Alumina Employee Share Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the performance rights.

The fair value at grant date is determined using a methodology which employs the Monte Carlo simulation and a Black-Scholes option pricing model. This methodology takes into account the exercise price, the term of the performance right, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the performance right, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the performance right.

Upon the exercise of performance rights, the balance of the share-based payments reserve relating to those performance rights is transferred to share capital.

Non-market vesting conditions are included in assumptions about the number of performance rights that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of performance rights that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognised in the profit or loss with a corresponding adjustment to equity.

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss.

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

Net investment in a foreign operations hedge

The portion of a gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in other comprehensive income. The ineffective portion is recognised immediately in profit or loss. The gain or loss on hedging instruments relating to the effective portion of the hedge that has been recognised directly in other comprehensive income shall be recognised in profit or loss on disposal of the foreign operation.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss within other income or other expense.

Amounts accumulated in other comprehensive income are recycled in profit or loss in the periods when the hedged item will affect profit or loss.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to profit or loss.

Embedded Derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

The costs are estimated on the basis of a closure model. The cost estimates are calculated annually during the life of the operation to reflect known developments, and are subject to regular reviews. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The amortisation or unwinding of the discount applied in establishing the net present value of provisions is charged to profit or loss in each accounting period. Other movements in the provisions for closedown and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to lives of operations and revisions to discount rates are capitalised within fixed assets. These costs are then depreciated over the lives of the assets to which they relate.

Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the outstanding continuous rehabilitation work at each balance date. All costs of continuous rehabilitation work are charged to the provision as incurred.

U CONTRIBUTED EQUITY

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or performance rights, or for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

V NEW ACCOUNTING STANDARDS

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2010 reporting periods. The Group’s assessment of the impact of these new standards and interpretations is set out below:

i) IFRS 9 Financial Instruments

IFRS 9 Financial Instruments includes requirements for the classification and measurement of financial assets resulting from the first part of Phase 1 of the project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 will become mandatory for the Group’s 31 December 2013 financial statements. Retrospective application is generally required, although there are exceptions, particularly if the Group adopts the standard for the year ended 31 December 2011 or earlier. The Group has not yet determined the potential effect of the standard.

ii) Revised IAS 24 Related Party Disclosures (revised December 2009)

Revised IAS 24 Related Party Disclosures (revised December 2009) simplifies and clarifies the intended meaning of the definition of a related party and provides a partial exemption from the disclosure requirements for government-related entities. The amendments, which will become mandatory for the Group’s 31 December 2011 financial statements, are not expected to have any impact on the financial statements.

iii) Amendments to IFRIC 14 Prepayments of a Minimum Funding requirement

This amendment to IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements removes an unintended consequence of the interpretation related to voluntary prepayments when there is a minimum funding requirement in regard to the entity’s defined benefit scheme. It permits entities to recognise an asset for a prepayment of contributions made to cover minimum funding requirements. As the Group does not make such prepayments, the amendment is not expected to have any impact on the Group’s financial statements.

iv) Amendments to IAS 32 Classification of Rights Issues

The amendment was issued in October 2009 and applies to annual reporting periods beginning on or after 1 February 2010. It amends IAS 32 Financial Instruments: Presentation to require a financial instrument that gives the holder the right to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency to be classified as an equity instrument if, and only if, the entity offers the financial instrument pro rata to all of its existing owners of the same class of its own non-derivative equity instruments. The amendment will apply to the Group’s 31 December 2011 financial statements and is not expected to have any impact on the financial statements.

v) IFRIC 19 Extinguishing Liabilities with Equity Instruments

The IFRIC has issued IFRIC Interpretation 19. It applies to annual periods beginning on or after 1 July 2010, and must be applied retrospectively from the beginning of the earliest comparative period presented. IFRIC 19 requires the extinguishment of a financial liability by the issue of equity instruments to be measured at fair value (preferably using the fair value of the equity instruments issued) with the difference between the fair value of the instrument issued and the carrying value of the liability extinguished being recognised in profit or loss. The Interpretation does not apply where the conversion terms were included in the original contract (such as in the case of convertible debt) or to common control transactions. The Group does not expect this Interpretation to have any impact on the financial statements.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

vi) Improvements to IFRSs issued in 2010

Some of the amendments apply to annual reporting periods beginning on or after 1 July 2010. They amend a number of pronouncements, including providing clarification on the measurement of non-controlling interests in a business combination, transition requirements for contingent consideration from a business combination that occurred before 1 July 2009 and transition requirements for amendments arising as a result of IAS 27 Consolidated and Separate Financial Statements. The Group does not expect these amendments to have any impact on the financial statement.

Other amendments apply to annual reporting periods beginning on or after 1 January 2011. They amend a number of pronouncements, including providing clarification on financial instrument disclosures, the content of the statement of changes in equity as well as significant events and transactions in interim reports. The Group does not expect these amendments to have any impact on the financial statement.

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

Risk management policies are established to identify and analyse the risks faced by the Group to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

(a) MARKET RISK

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

The Group enters into derivatives, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines of the Treasury Policies.

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

The Group generally does not hedge its foreign currency exposures except through the near-term purchase of currency to meet operating requirements. The change to USD functional currency in January 2010 removed the foreign exchange risk on US dollar borrowings and US dollar denominated assets. During 2009 the Group managed its foreign exchange risk partly by borrowing in US dollars to provide a hedge of its US dollar denominated assets. Foreign exchange risk from other borrowings was managed using derivative financial instruments. The Group used borrowings in Euro and EUR/AUD Cross Currency Interest Rate Swaps (CCIRS) as a hedge against Euro denominated assets during 2009. Since the Company moved to USD functional currency in 2010, US dollar assets and liabilities do not generate a foreign currency exposure.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

2. FINANCIAL RISK MANAGEMENT (continued)

During 2009 the Group completed a drawdown of funding from the Brazil National Development Bank (BNDES). The funding was predominately in US dollars with the balance in Brazilian Real (BRL). To hedge the exposure to the BRL/USD exchange rate and BRL interest rates the Group entered into CCIRS for the full amount of the BRL tranche to swap the exposure back to US dollars The exposure on the return of capital which resulted from the BNDES financing was hedged in 2009 and 2010 using forward exchange contracts.

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

The Group had a significant exposure to the US dollar. Had the Australian dollar at 31 December 2010, weakened / strengthened by 20 per cent against the US dollar, with all other variables held constant, post-tax profit for the year would have been US$18.8 million higher / US$6.5 million lower (2009: US$2.2 million higher / US$4.3 million lower), mainly as a result of foreign exchange gains/losses on translation of Alcoa of Australia’s US dollar denominated trade receivables, trade payables and the effect on the fair value of embedded derivatives in long term raw material purchase contracts.

(ii) Price risk

The Group is exposed to commodity price risk through its investment in the AWAC joint venture.

The Group is exposed to embedded derivatives in major long term energy supply contracts that create an exposure to the London Metals Exchange (LME) aluminium price and an electricity hedge that has exposure to long term electricity prices.

As at 31 December 2010, had the LME aluminium price weakened/strengthened by 20 per cent with all other variables held constant, post-tax profit for the year for the Group would have been US$56.8 million lower/ US$55.2 million higher (2009: US$50.2 million lower/ US$63.7 million higher). The sensitivity of earnings to the LME aluminium price is not linear, as it reflects the mix of AWAC sales contracts on varying terms and may vary with significant changes in the LME aluminium price.

AWAC is exposed to the price of various other commodities used in the refining and smelting processes, particularly energy (oil, gas, coal and electricity) and caustic soda. AWAC manages commodity price risks through long-term purchase contracts for some input costs. Some energy price risk is managed through short-term commodity hedges.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

2. FINANCIAL RISK MANAGEMENT (continued)

(iii) Cash flow and fair value interest rate risk

The Group’s main interest rate risk arises from its borrowings. There are no long term borrowings from external parties within any AWAC entities. AWAC entities borrow predominately from the Joint Venture partners or other AWAC entities.

Borrowings by the Group at variable rates expose it to cash flow interest rate risk. Borrowings at fixed rates would expose the Group to fair value interest rate risk.

When managing interest rate risk, the Group seeks to reduce the overall cost of funds. Group policy is to generally borrow at floating rates subject to availability of attractive fixed rate deals, based on the assessed correlation of movements in interest rates to movements in the Group’s revenues. During 2010 and 2009, the Group’s borrowings were all on a variable rate basis except for the convertible bonds issued in May 2008 which bear interest at the rate of 2 per cent per annum.

As part of the BNDES financing, CCIRS for the whole amount of the BRL denominated tranche were used to manage the exposure to BRL interest rates over the life of the loan. The Group used CCIRS during 2009 to manage the interest rate swap exposure between EUR and AUD on EUR denominated assets.

Had interest rates on floating rate debt during 2010 been 1 percentage point higher / lower than the average of 5.3 per cent, with all other variables held constant, pre-tax profit for the year would have been US$2.9 million lower / higher (2009: US$2.0 million lower / higher). The overall average interest rate of the Group’s debt for 2010 was 3.6 per cent.

Additional information on the Group’s interest rate risk is shown in Note 25.

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

Credit risk further arises in relation to cross guarantees given to wholly owned subsidiaries (see Note 26 for details). Such guarantees are only provided in exceptional circumstances and are subject to specific Board approval.

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

2. FINANCIAL RISK MANAGEMENT (continued)

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

Additional information on the Group’s borrowings, including committed undrawn facilities, are shown in Notes 15 and 24.

	Less than 1 year US$ Million	Between 1 and 2 years US$ Million	Between 2 and 5 years US$ Million	Over 5 years US$ Million
At 31 December 2010
Interest-bearing liabilities	217.7	54.2	162.6	29.4
Payables	5.9	—	—	—

	Less than 1 year US$ Million	Between 1 and 2 years US$ Million	Between 2 and 5 years US$ Million	Over 5 years US$ Million
At 31 December 2009
Interest-bearing liabilities	—	361.3	143.3	73.3
Derivative financial instruments	1.4	—	—	—
Payables	5.3	—	—	—

(d) FAIR VALUE ESTIMATION

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The fair values of the Group’s financial assets and liabilities, together with the carrying amounts in the balance sheet, are disclosed in note 25(b).

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

Sale and purchase contracts may be considered to have financial derivative instruments embedded within them. This occurs when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the LME aluminium price at the time. Such contracts are considered to have embedded derivatives. Committed future purchases under those contracts are marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price over the remaining terms of the contracts. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, in the accounts of the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates. During 2010, embedded derivatives in AWAC contracts resulted in an increase of US$6.0 million to Net Profit (2009: US$42.0 million decrease).

(e) CAPITAL MANAGEMENT

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern so that they can continue to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital.

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return of capital, which the Group defines as net operating income divided by total shareholders’ equity and the gearing ratio (note 19(d)). The Board of Directors also determine dividends paid to ordinary shareholders.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

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

Embedded derivatives

The Group has recognised an asset and a liability for derivative financial instruments through its equity investment in AWAC in accordance with IAS 39 Financial Instruments: Recognition and Measurement. In the determination of the fair value of this liability, AWAC has applied management estimates for long term commodity prices. Were the actual prices to differ by 20 per cent to managements estimates, the Group would need to:

•

increase the derivative financial instruments net liability by US$86.5 million (2009: US$103.7 million based on 20 per cent) and decrease the deferred tax liability by US$26.0 million (2009: US$31.1 million based on 20 per cent), if unfavourable; or

•

decrease the derivative financial instruments net liability by US$89.1 million (2009: US$81.7 million based on 20 per cent) and increase the deferred tax liability by US$26.7 million (2009: US$24.5 million based on 20 per cent), if favourable.

Electricity hedge

The Group has recognised an asset for derivative financial instruments through its equity investment in AWAC in accordance with IAS 139 Financial Instruments: Recognition and Measurement. In the determination of the fair value of this asset, AWAC has applied estimates surrounding long term electricity prices. Were the actual prices to differ by 10 per cent to managements estimates, the Group would need to:

•	decrease the derivative financial instruments asset by US$89.2 million (2009: Nil) and decrease the deferred tax liability by US$27.1 million (2009: Nil), if unfavourable; or

•	increase the derivative financial instruments asset by US$89.2 million (2009: Nil) and increase the deferred tax liability by US$27.1 million (2009: Nil), if favourable.

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

4. REVENUE

	Notes	US$ Million
		2010	2009	2008
From continuing operations
Other revenue
Interest received/receivable		1.4	4.4	3.0

Total revenue		1.4	4.4	3.0

5. OTHER INCOME
Change in fair value of derivatives/foreign exchange gains (losses)		2.1	11.5	—
Sundry income		—	—	0.3

Total other income		2.1	11.5	0.3

6. EXPENSES
(a) Profit before tax included the following specific expenses:
Contributions to the superannuation fund:
- accumulation category		0.2	0.2	0.2

(b) Other expenses include:
Net loss on Brazilian Real denominated financial instruments		—	—	6.7

(c) Finance costs
Interest and finance charges paid/payable:
- unrelated corporations		30.6	21.8	35.8
- amortisation of option portion of convertible bond		8.1	9.1	5.8
- related corporations		—	0.1	—

		38.7	31.0	41.6

Interest received/receivable:
- unrelated corporations		(1.4)	(2.4)	(2.7)
- related corporations		—	(2.0)	(0.3)

	4	(1.4)	(4.4)	(3.0)

Net finance cost		37.3	26.6	38.6

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

7. INCOME TAX EXPENSE

	Notes	US$ Million
		2010	2009	2008
(a) Income tax expense
Current tax income/(expense)		—	1.8	(2.2)
Over provision of tax in prior years		—	(1.5)	—

Aggregate income tax credit/(expense) for the year		—	0.3	(2.2)

(b) Numerical reconciliation of income tax expense to prima facie tax payable
Profit/(loss) from ordinary activities before tax		34.6	(24.0)	121.4

Prima facie tax expense at the rate of 30% (2009,2008: 30%)		(10.4)	7.2	(36.4)

The following items caused the total charge for income tax to vary from the above:
Amounts (not assessable)/assessable for tax		(117.2)	5.7	(181.7)
Timing differences not recognised		73.9	7.9	58.4
Non-deductible expenses		8.7	4.3	9.2

Net movement		(34.6)	17.9	114.1

Consequent reduction/(increase) in charge for income tax		10.4	(5.4)	34.2
Over provision of tax in prior years		—	(1.5)	—

Aggregate income tax credit/(expense) for the period		—	0.3	(2.2)

(c) Tax losses
These have not been brought to account and are attributable to:
Tax losses – revenue		712.9	607.3	531.8
Tax losses – capital		951.5	951.5	741.8

Total unused tax losses		1,664.4	1,558.8	1,273.6

Potential tax benefit – revenue	17	234.0	200.7	176.0
Potential tax benefit – capital	17	285.4	285.4	222.6

		519.4	486.1	398.6

The benefits for tax losses will only be obtained if:

(i)	the consolidated entity derives future assessable income within the prescribed time limit of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii)	the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii)	no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

8. EARNINGS PER SHARE

			2010	2009	2008
(a)	Basic earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	cents	1.4	Negative 1.1	8.0

(b)	Diluted earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	cents	1.4	Negative 1.1	8.0

			Number of Shares
			2010	2009	2008
	Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share		2,439,735,080	2,149,625,667	1,486,074,718

(c)	Information concerning classification of securities

The convertible bonds of US$167.6 million (2009: US$350 million) could potentially dilute earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were non-dilutive in 2010 and 2009. Details relating to the bonds are set out in Note 15.

(d)	Conversion, call, subscription or issue after 31 December 2010

There have been no movements in share capital since 31 December 2010.

(e)	Reconciliations of earnings used in calculating earnings per share

	US$ Million
	2010	2009	2008
Profit/(loss) from ordinary activities attributable to the ordinary equity holders of the company used in calculating basic and diluted earnings per share	34.6	(23.7)	119.2

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

9. DIVIDENDS

	US$ Million
	2010	2009	2008
Interim dividend of USD 2 cents fully franked at 30% per fully paid share declared 10 August 2010 and paid 6 September 2010 (2009: No interim dividend was paid; 2008: Interim dividend of USD 8.3 cents (AUD 12 cents) fully franked at 30% per fully paid share declared 31 July 2008 and paid 14 October 2008).	48.8	—	96.4

Final dividend of USD 1.8 cents (AUD 2 cents) fully franked at 30% per fully paid share declared 9 February 2010 and paid 19 March 2010 (2009: No final dividend was paid; 2008: USD 10.9 cents (AUD 12 cents) fully franked at 30% per fully paid share paid on 31 March 2008).	42.8	—	123.7

	91.6	—	220.1

Dividends paid per share	3.8c	Nil	19.2c

(a) Dividends paid during the year

The dividend paid on 6 September 2010 was the interim dividend for 2010. No dividends were paid during 2009. The dividend paid on 14 October 2008 was the interim dividend for 2008. The dividend paid on 31 March 2008 was the final dividend for 2007.

(b) Dividends not recognised at year end

Since year end the Directors declared a final dividend of USD 4 cents a share fully franked, declared 10 February 2011 and paid 18 March 2011. The aggregate amount of the proposed dividend paid expected to be paid out of retained profits at 31 December 2010, but not recognised as a liability at year end (refer Note 1(q)) was US$97.6 million.

(c) Franked dividends

	US$ million
	2010	2009	2008
The fully franked dividends received from AWAC in the financial year were	234.4	135.6	303.3

	A$ million
	2010	2009	2008
Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in these financial statements:
Class ‘C’ (30%) franking credits available for subsequent financial years, based on a tax rate of 30% (2009 and 2008: 30%)	332.3	267.2	191.8

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a)	franking credits that will arise from the payment of the current tax liability;

(b)	franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;

(c)	franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(d)	franking credits that may be prevented from being distributed in subsequent financial years.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

10. CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	Notes	US$ Million
		2010	2009	1 January 2009
Cash at bank and on hand		112.1	305.6	46.3

(a) Reconciliation of cash at the end of the year

For the purposes of the statements of cash flows, cash on hand, at the bank and on short-term deposit (maturity of three months or less) less bank overdrafts:	112.1	305.6	46.3

(b) Money market deposits

There were US$108.8 million of interest bearing deposits at 31 December 2010. (2009: US$72.3 million; 2008: nil).

11. CURRENT ASSETS – RECEIVABLES

	Notes	US$ Million
		2010	2009	1 January 2009
Other debtors		0.2	0.1	0.4
Loans to related parties		—	—	50.0

		0.2	0.1	50.4

(a) Impaired receivables

There were no impaired receivables for the Group in 2010 or 2009.

At 31 December 2010 and 31 December 2009 there were no receivables that were past due.

(b) Currencies

The carrying amounts of the Group’s current and non-current receivables are denominated in the following currencies.

	Notes	US$ Million
		2010	2009	1 January 2009
Australian Dollars		0.2	0.1	0.2
Euro		—	—	35.7
US$ equivalent of the above currencies		0.2	0.1	50.4

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

12. INVESTMENTS IN ASSOCIATES

	Notes		US $Million
			2010	2009	1 January 2009
(a) Securities not quoted on a prescribed stock exchange
Securities in entities forming Alcoa World Alumina and Chemicals (AWAC) with Alcoa Inc.

The investment in AWAC is accounted for in the consolidated financial statements using the equity method of accounting.

Securities at cost:
Balance brought forward			3,021.9	2,349.9	1,885.3
Additional funding/capitalisation in AWAC entities			161.6	440.6	645.7
Return of capital			(13.8)	(0.4)	—
Foreign currency revaluation			234.9	231.8	(181.1)

Equity accounted cost of AWAC			3,404.6	3,021.9	2,349.9
Equity in retained profits of AWAC	12	(c)	8.5	166.1	245.8
Equity in reserves of AWAC			2.5	1.7	1.3

Equity accounted carrying value of AWAC			3,415.6	3,189.7	2,597.0

(b) Equity accounted share of profits and dividends
(i) AWAC

Equity share of profits/(losses) before tax			140.4	(7.6)	326.9
Equity share of tax			(55.9)	9.2	(144.1)

Equity accounted share of profit after tax			84.5	1.6	182.8

Dividends received/receivable by the Group			(242.1)	(140.5)	(303.3)

Surplus of dividends/distributions received over equity share of profits			(157.6)	(138.9)	(120.5)

(c) Share of retained profits

(i) AWAC

Surplus of dividends/distributions received over equity share of profits			(157.6)	(138.9)	(120.5)
Foreign exchange impact of change in presentation currency			—	59.2	18.0
Balance brought forward			166.1	245.8	348.3

Total equity share in retained profits carried forward			8.5	166.1	245.8

(d) Accounting policies

The audited combined financial statements of the entities forming AWAC are prepared in accordance with US Generally Accepted Accounting Principles (US GAAP). Adjustments are made to convert the accounting policies under US GAAP to Australian Accounting Standards. The principal adjustments are to the valuation of inventories from last-in-first-out basis to a basis equivalent to weighted average cost, create an additional asset retirement obligation for dismantling, removal and restoration of certain refineries, valuation of certain long term energy purchase contracts which include an aluminium price component in the energy price and to differences in the recognition of actuarial gains and losses on certain defined benefit plans and the reversal of tax credits and fixed asset uplifts included in Alcoa World Alumina Brasil Ltda.

(e) Additional information on associated entities

Name	Principal activities	Country of incorporation	Percentage equity
AWAC has a governing strategic council of five members of which Alumina appoints two members, including the Deputy Chairman
(i) Entities forming AWAC			2010	2009
Alcoa of Australia Ltd	Bauxite, alumina & aluminium production	Australia	40	40
Alcoa World Alumina LLC	Bauxite and alumina production	America	40	40
Alumina Espanola S.A.	Alumina production	Spain	40	40
Alcoa World Alumina Brasil Ltda.	Bauxite and alumina production	Brazil	40	40
AWA Saudi Ltda.	Bauxite and alumina production	Hong Kong	40	40

(ii) Equity accounted partnerships
Enterprise Partnership [1]	Finance lender	Australia	40	40

[1]	Alcoa Australia Holdings Pty Ltd and Alumina Limited are shareholders of Alcoa of Australia Limited and other Enterprise Companies for certain activities of AWAC.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

12. INVESTMENTS IN ASSOCIATES (continued)

	US$ Million
	2010	2009
(f) Expenditure commitments and contingent liabilities
- other expenditure commitments contracted for, including long term commitments for gas and electricity entered into by AWAC	2,214.4	2,431.2

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

In September 1998, Hurricane Georges struck the U.S. Virgin Islands, including the St. Croix Alumina, L.L.C. (SCA) facility on the island of St. Croix. The wind and rain associated with the hurricane caused material at the location to be blown into neighbouring residential areas. Various cleanup and remediation efforts were undertaken by or on behalf of SCA. A Notice of Violation was issued by the Division of Environmental Protection (DEP), of the Department of Planning and Natural Resources (DPNR) of the Virgin Islands Government, and has been contested by Alcoa. A civil suit was commenced in the Territorial Court of the Virgin Islands by certain residents of St. Croix in February 1999 seeking compensatory and punitive damages and injunctive relief for alleged personal injuries and property damages associated with “bauxite or red dust” from the SCA facility. The company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

12. INVESTMENTS IN ASSOCIATES (continued)

In May 2005, Alcoa World Alumina LLC (AWA) and SCA were among the defendants listed in a lawsuit brought by the Commissioner of the DPNR, as Trustee for Natural Resources of the Territory of the United States Virgin Islands in the District Court of the Virgin Islands, Division of St. Croix. The complaint seeks damages for alleged injuries to natural resources caused by alleged releases from an alumina refinery facility in St. Croix that was owned by SCA from 1995 to 2002. Also listed in the lawsuit are previous and subsequent owners of the alumina refinery and the owners of an adjacent oil refinery. Claims are brought under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), U.S. Virgin Islands law, and common law. The plaintiff has not specified in the complaint the amount it seeks in damages. At this stage of the proceeding, the company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

In December 2006, SCA was sued by the Commissioner of DPNR, U.S. Virgin Islands, in the Superior Court of the Virgin Islands, Division of St. Croix. The plaintiff alleges violations of the Coastal Zone Management Act and a construction permit issued thereunder. The complaint seeks civil fine of $10,000 under the Coastal Zone Management Act, civil penalties of $10,000 per day for alleged intentional and knowing violations of the Coastal Zone Management Act, exemplary damages, costs, interest and attorney’s fees, and “other such amounts as may be just and proper”. At this stage of the proceeding, the company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

12. INVESTMENTS IN ASSOCIATES (continued)

In December 2006, SCA, along with unaffiliated prior and subsequent owners, were sued by the Commissioner of the DPNR, U.S. Virgin Islands, in the Superior Court of Virgin Islands, Division of St. Croix. This second suit alleges violations by the defendants of certain permits and environmental statutes said to apply to the facility. The complaint seeks the completion of certain actions regarding the facility, a civil fine from each defendant of $10,000 under the Coastal Zone Management Act, civil penalties of $50,000 per day for each alleged violation of the Water Pollution Control Act, $10,000 per day for alleged intentional and knowing violations of the Coastal Zone Management Act, exemplary damages, costs, interest and attorney’s fees, and “other such amounts as may be just and proper.” At this stage of the proceeding, the company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

DPNR has filled a CERCLA cost recovery suit against SCRG. SCRG filed a third-party complaint for contribution and other relief against several third-party defendants. The case is set for trial in March 2011. At this stage of the proceeding, the company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

On January 14, 2010, Alcoa was served with a complaint involving approximately 2,900 individual persons claimed to be residents of St. Croix who are alleged to have suffered personal injury or property damage from Hurricane Georges or winds blowing material from the property since the time of the hurricane. This complaint, Abednego, et al. v. Alcoa, et al. was filed in the Superior Court of the Virgin Islands, St. Croix Division. The complaint names as defendants the same entities as were sued in the February 2010, Alcoa and SCA removed the case to the federal court for the District of Virgin Islands. Subsequently, plaintiffs have filed a motion to remand the case to territorial court as well as a third amended complaint, and defendants have moved to dismiss the case for failure to state a claim upon which relief can be granted. The company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

Refer also to Note 33 for further details in relation to St. Croix.

	Notes		US$ Million
			2010	2009	1 January 2009
(g) Alumina Limited’s share of aggregate associates:

Current assets			712.9	687.4	651.3
Non-current assets			3,766.5	3,407.0	2,780.5
Current liabilities			(655.5)	(611.3)	(580.6)
Non-current liabilities			(704.6)	(591.8)	(485.8)

Net assets			3,119.3	2,891.3	2,365.4
Mineral rights and bauxite assets			120.5	122.6	95.9
Goodwill			175.8	175.8	135.7

Carrying value	12	(a)	3,415.6	3,189.7	2,597.0

Revenues			2,182.4	1,637.2	2,506.5
Expenses			(2,042.0)	(1,644.8)	(2,179.6)

Profit/(loss) before income tax			140.4	(7.6)	326.9
Income tax (charge)/credit			(55.9)	9.2	(144.1)

Profit after income tax			84.5	1.6	182.8

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

13. NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT

	Notes		US$ Million
			2010	2009	1 January 2009
Plant and equipment	13	(a)	0.2	0.2	0.1

(a) Plant and equipment
Cost			0.5	0.5	0.4
Accumulated depreciation			(0.3)	(0.3)	(0.3)

			0.2	0.2	0.1

14. CURRENT LIABILITIES – PAYABLES
Related party loan			—	—	35.2
Trade payables			1.9	1.9	2.2
Interest payable			4.0	3.4	1.1

			5.9	5.3	38.5

(a) Currencies
The carrying amounts of the Group’s trade and other payables are denominated in the following currencies:

			US$ Million
			2010	2009	1 January 2009
Australian dollars			1.9	0.4	1.9
US dollars			4.0	4.9	36.4
Euro			—	—	0.2

			5.9	5.3	38.5

15. INTEREST-BEARING LIABILITIES

			US$ Million
			2010	2009	1 January 2009
Current
Unsecured
Bank loans			51.8	—	250.0

Convertible bonds	15	(a)	165.9	—	—
Non current
Unsecured
Bank loans			246.2	262.2	169.3
Convertible bonds	15	(a)	—	315.7	306.6

Total			463.9	577.9	725.9

(a) Convertible bonds

In 2008, Alumina Finance Limited, a wholly owned subsidiary of Alumina Limited, issued US$350,000,000 2.0% guaranteed convertible bonds due to mature in 2013 and convertible into fully paid ordinary shares in the share capital of Alumina Limited. The bonds will bear interest from and including 16 May 2008 at the rate of 2% per annum payable semi-annually in arrears in equal instalments on 16 May and 16 November in each year, commencing 16 November 2008. During 2010 bonds with a face value of US$182.4 million were repurchased on market leaving an outstanding face value of US$167.6 million. Each bond may be converted, at the option of the holder, into shares at a conversion price of $6.57 per share up to the 16 May 2013 or the bonds will be redeemed at face value on that date. Bondholders have the right to require the issuer to redeem all or some of their bonds on 16 May 2011 at 100% of their principal amount, together with accrued and unpaid interest. On initial recognition the convertible bonds included a financial liability and an option component. The difference between the initial carrying amount and the redemption amount is recognised in the profit or loss statement using the effective interest method.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

15. INTEREST-BEARING LIABILITIES (continued)

(b) Currencies

	Notes	US$ Million
		2010	2009	1 January 2009
Interest-bearing liabilities are due in the following currencies:
US dollars		393.2	516.4	725.9
BRL [1]		117.9	107.1	—

US$ equivalent of above currencies		463.9	577.9	725.9

[1]	BRL loans have been swapped to US dollars using financial derivatives.

(c) Exchange rates

Exchange rates at balance date used in translations:
USD$1 = BRL	1.6593	1.7425	2.3130
USD$1 = EURO	0.7475	0.6985	0.7154

(d) Fair values

The Directors consider the carrying amounts of bank loans to approximate their fair values where ‘fair value’, by definition, is the US$ principal amount. The fair value of the convertible bonds was measured by reference to their trading value at balance date (refer Note 25).

(e) Risk Exposures

The exposure of the Group’s borrowings to interest rate changes and the contractual repricing dates at the balance dates are as follows:

	US$ Million
	2010	2009	1 January 2009
6 months or less	463.9	—	419.3
1 – 5 years	—	504.6	306.6
Over 5 years	—	73.3	—

	463.9	577.9	725.9

Current borrowings	217.7	—	250.0
Non-current borrowings	246.2	577.9	475.9

	463.9	577.9	725.9

16. CURRENT LIABILITIES – PROVISIONS

Employee benefits-provision for annual leave	0.2	0.2	0.1

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

17. NON-CURRENT LIABILITIES – DEFERRED TAX LIABILITIES

	Notes		US$ Million
			2010	2009	1 January 2009
The balance comprises temporary differences attributable to:
Deferred tax liabilities
Foreign exchange denominated loans			—	—	2.0
Fair value of derivatives			1.5	—	—
Convertible bonds			1.7	3.9	—

Total deferred tax liabilities			3.2	2.9	2.0

Deferred tax assets
Fair value of derivatives			—	0.4	1.7
Convertible bonds			—	—	15.8
Employee benefits			0.8	0.1	0.1
Payables			0.3	—	—
Borrowing costs			0.9	0.1	0.1
Accrued liabilities			0.1	0.1	0.1
Transaction costs			4.0	10.6	5.8

Total deferred tax assets other than losses			6.1	11.3	23.6

Net deferred tax assets/(liabilities) before tax losses			2.9	7.4	21.6

Tax losses – revenue	7	(c)	234.0	200.7	176.0
Tax losses – capital	7	(c)	285.4	285.4	222.6

Deductible temporary differences and tax losses not recognised			(522.3)	(493.5)	(418.7)

Net deferred tax assets			—	—	1.5

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

18. NON-CURRENT LIABILITIES – PROVISIONS

	Notes	US$ Million
		2010	2009	1 January 2009
Employee benefits-provision for long service leave		0.4	0.3	0.2

The aggregate of provisions for employee benefits as shown in Notes 16 and 18 are US$0.6 million (2009: US$0.5 million).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

19. CONTRIBUTED EQUITY

	US$ Million
Ordinary share capital issued and fully paid	2010	2009	1 January 2009
Balance brought forward	2,154.1	1,000.8	360.7
Shares issued	—	772.8	895.8
Foreign exchange impact of change in presentation currency	—	377.5	(255.7)
Tax impact of transaction costs	—	3.0	—

Total issued capital	2,154.1	2,154.1	1,000.8

Movements in ordinary share capital			Number of fully paid shares
			2010	2009	2008
Opening number of shares			2,440,196,187	1,459,857,251	1,129,026,761
Issued under Entitlement Offer	19	(b)	—	980,338,936	303,437,566
Issued under Dividend Reinvestment Plan	19	(c)	—	—	27,392,924

Closing number of shares			2,440,196,187	2,440,196,187	1,459,857,251

(a) Ordinary shares

Ordinary shares, which have no par value, entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of, and amounts paid on, the shares held.

(b) Rights issue

A non-renounceable rights issue of A$1.00 per share was announced on 30 April 2009 which raised US$773 million (net of costs). The funds were used to repay debt and strengthen the balance sheet.

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

(d) Capital risk management

The Group’s objectives when managing capital is to safeguard the ability to continue as a going concern, so that it can continue to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital.

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

The gearing ratios at 31 December 2010 and 31 December 2009 were as follows:

	US$ million
	2010	2009
Total borrowings	463.9	577.9
Add: unamortised finance costs	1.7	34.4
Less: cash and cash equivalents (Note 10)	(112.1)	(305.6)

Net debt	353.5	306.7

Debt	465.6	612.3
Total equity	3,071.5	2,918.3

Total capital	3,537.1	3,530.6

Gearing ratio	10.0%	8.7%

The increase in the gearing ratio during 2010 resulted primarily from a reduction in cash and deposits at year end.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

20. SHARE-BASED PAYMENTS

Alumina Employee Share Plan (ESP)

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

For performance rights granted under the ESP in January 2007, the Total Shareholders Return (TSR) of Alumina Limited is measured over the 12 month period after completion of the initial three years. The performance rights vest only when the TSR hurdle is met for an average of 20 consecutive trading days commencing on any day over the 12 month period after completion of the initial three years. The number of performance rights subject to the TSR hurdle that vest is determined based on the highest 20 day average TSR performance over the 12 month period. The TSR test relating to the 2007 performance rights has been conducted and as the TSR hurdle was not met, those performance rights did not vest and have lapsed.

For those performance rights granted in 2008, 2009 and 2010, if less than 100% vest when tested initially at the end of a three year period, two further tests apply (over a four week period) 6 and 12 months after the initial test. Any performance rights which do not vest after the second retest will lapse.

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

Set out below are the assumptions made for the performance rights granted on 12 February 2010:

Share Price at Valuation date	$1.625
Risk Free rate	4.79%
Dividend Yield (2011-2013)	2.6%
Volatility	61%

Set out below are summaries of performance rights granted under the Plan:

2010

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number		Vested during the year Number	Expired during the year Number	Balance at end of the year Number
29/1/2007	4/12/2009	41,250	—		—	(41,250)	—
8/2/2008	4/12/2010	31,700	—		—	(15,850)	15,850
13/1/2009	30/11/2011	352,500	—		—	—	352,500
12/2/2010	20/12/2012	—	634,300	[1]	—	—	634,300

Total		425,450	634,300		—	(57,100)	1,002,650

[1]	Fair value per performance right at grant date was A$1.28.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

20. SHARE-BASED PAYMENTS (continued)

2009

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number		Vested during the year Number	Expired during the year Number	Balance at end of the year Number
25/1/2006	7/12/2008	44,325	—		—	(44,325)	—
29/1/2007	4/12/2009	95,550	—		—	(54,300)	41,250
8/2/2008	4/12/2010	70,700	—		—	(39,000)	31,700
13/1/2009	30/11/2011	—	528,500	[2]	—	(176,000)	352,500

Total		210,575	528,500		—	(313,625)	425,450

[2]	Fair value per performance right at grant date was A$1.01.

Expenses arising from share-based payment transactions in the Alumina Employee Share Plan

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	US$ 000’s
	2010	2009
Performance rights granted under the Alumina Employee Share Plan	388	164

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

21. RESERVES, RETAINED PROFITS AND TREASURY SHARES

	Notes		US$ Million
			2010	2009	1 January 2009
Reserves
Asset revaluation reserve	21	(c)	30.8	30.8	23.8
Capital reserve	21	(c)	14.8	14.8	11.4
Foreign currency translation reserve	21	(a)	(62.0)	(292.0)	105.4
Share-based payments reserve	21	(b)	3.8	3.4	2.9
Option premium on convertible bonds	21	(c)	18.6	39.1	30.2
Cash-flow hedge reserve	21	(c)	0.8	—	—

			6.8	(203.9)	173.7

(a) Foreign currency translation reserve
Balance brought forward			(292.0)	105.4	(35.2)
Currency translation differences arising during the year			230.0	(397.4)	140.6

Balance carried forward			(62.0)	(292.0)	105.4

(b) Share-based payments reserve
Balance brought forward			3.4	2.9	3.5
Option expense
-Group			0.4	0.1	0.2
-Associates			—	—	—
Foreign exchange impact on change in presentation currency			—	0.4	(0.8)

Balance carried forward			3.8	3.4	2.9

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

(iii) Foreign currency translation reserve

The foreign currency translation reserve represents the exchange differences on the translation of non-US dollar functional currency operations within the Group into US dollars.

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

(vi) Cash-flow hedge reserve

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve (refer Note 1(p)).

	Notes		US$ Million
			2010	2009	1 January 2009
(d) Retained profits
Retained profits at the beginning of the financial year:
- Group			803.0	515.2	644.5
- Associates			166.1	245.8	440.2

			969.1	761.0	1,084.7
(Loss)/profit attributable to the members of Alumina Limited			34.6	(23.7)	119.2
Dividend provided for or paid			(91.6)	—	(220.1)
Foreign exchange impact on change in presentation currency			—	231.8	(222.8)

Retained profits at the end of the financial year			912.1	969.1	761.0

Retained profits at the end of the financial year:
- Group			903.6	803.0	515.2
- Associates	12	(c)	8.5	166.1	245.8

			912.1	969.1	761.0

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

21. RESERVES, RETAINED PROFITS AND TREASURY SHARES (continued)

	Notes	US$ Million
		2010	2009	1 January 2009
(e) Treasury shares [1]
Balance brought forward		(1.0)	(0.6)	(0.6)
Movement for the period		(0.5)	(0.4)	—

Balance carried forward		(1.5)	(1.0)	(0.6)

[1]

Under IAS 32, if an entity reacquires its own equity instruments, those instruments shall be deducted from equity. Alumina Limited, through its Employee Share Plan Trust, purchased shares for its long term incentive plan.

22. REVISION OF FINANCIAL STATEMENTS FOR 31 DECEMBER 2008

We have revised our consolidated financial statements as of and for the comparative years ended 31 December 2008 and 2009.

In May 2011 the Company identified an error related to the 2008 financial statements which resulted from differences between US GAAP and IFRS accounting regarding the joint venture’s defined benefit plans. The impact of the error resulted in an overstatement of share of net profit of associates for the year 2008 of $23.9 million. The error also understated equity reserves for the year ended 31 December 2008 by $23.9 million. The opening balances for certain 2009 equity accounts have been adjusted to reflect the revised 2008 numbers. As the errors were of a non-cash nature which did not impact the Company’s cash position, business activities or prospects, the Company after having assessed the materiality of this misstatement in accordance with the SEC’s Staff Accounting Bulletin (SAB) No. 99 concluded that these errors were not material to our previously issued consolidated financial statements for 2008.

Accordingly, by reference to SAB No. 108, our previously issued consolidated financial statements have been revised as shown in the tables below. Effective in 2010, the Company has changed to US presentation currency retrospectively and accordingly the 2008 figures are presented in US dollars.

Revision to consolidated statements of comprehensive income

	Year Ended and as of 31 December 2008
	As previously reported		Revision	As Revised
	(In US$ millions, except per share amounts)
Share of net profits of associates accounted for using the equity method	206.7		(23.9)	182.8
Profit/(loss) before income tax	145.3		(23.9)	121.4
Profit/(loss) for the year	143.1		(23.9)	119.2
Foreign exchange translation difference	(115.5)		23.9	(91.6)
Other comprehensive income/(loss) for the year, net of tax	(115.5)		23.9	(91.6)
Basic earnings per share	9.6	¢	(1.6 ¢)	8.0	¢
Diluted earnings per share	9.6	¢	(1.6 ¢)	8.0	¢

Revision to consolidated balance sheets

	Year Ended and as of 31 December 2009			Year Ended and as of 31 December 2008
	As previously reported	Revision	As Revised	As previously reported	Revision	As Revised
	(In US$ millions, except per share amounts)			(In US$ millions, except per share amounts)
Reserves-Group	(229.5)	23.9	(205.6)	148.5	23.9	172.4
Retained profits-Associates	190.0	(23.9)	166.1	269.7	(23.9)	245.8

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

23. NOTES TO THE CASH FLOW STATEMENTS

		US$ Million
		2010	2009	2008
(a) Reconciliation of operating profit after income tax to net cash inflow from operating activities

Operating profit/(loss) from continuing operations after income tax		34.6	(23.7)	119.2
Surplus of dividends received/receivable over equity share of profits		157.6	138.9	120.5
Amortisation of option portion of convertible bond	6	8.1	9.1	5.8
Amortisation of commitment and upfront fees capitalised		3.1	1.7	0.2
Non-cash employee benefits expense-share based payments		0.4	0.2	0.3
Change in fair value of derivatives		(2.1)	(11.5)	6.7
Transaction costs capitalised		—	—	0.8
Net exchange differences		(0.6)	(2.2)	(2.9)

Sub total		201.1	112.5	250.6
Change in assets and liabilities
(Increase)/decrease in:
-receivables		(0.1)	0.3	(0.3)
-other assets		(0.8)	(7.5)	(1.1)
(Decrease)/increase in:
-payables		0.6	2.0	(10.5)
-current tax liabilities		—	(0.3)	(0.6)
-other liabilities		(0.2)	(0.3)	0.5

Net cash inflow from operating activities		200.6	106.7	238.6

(b) Acquisition/disposal of controlled entities

During the year the Company did not dispose of any material controlled entities.

(c) Non-cash financing and investing activities

There were no non-cash financing or investing activities in 2010 (2009 and 2008: nil).

24. FINANCING FACILITIES

	US$ Million
	2010		2009
The facilities available at balance date were as follows:
Total loan facilities	1,085.8		1,292.3
Used at end of reporting period	463.9		577.9
Unamortised finance costs	1.7	*	34.4

Available at balance date	620.2		680.0

Funding facilities include bilateral bank facilities, two syndicated loans, a development bank loan and a convertible bond. The syndicated facilities are both available in US dollars and one is also available in Australian dollars and Euro. The bilateral facilities are available in both US and Australian dollars and one is available in Euro. The development bank loan is fully drawn in US dollars and Brazilian Reais. Funding facilities in currencies other than US dollars have been converted to US dollar equivalents at year end exchange rates.

*	The value of the convertible bond option premium has been adjusted to reflect the put in May 2011. There is no change to profit and loss.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

25. FINANCIAL INSTRUMENTS

(a) Interest rate risk

The Group is mainly exposed to interest rate risk on its outstanding interest bearing liabilities and cash investments.

Interest rate risk exposure

The consolidated entity’s exposure to interest rate risk and the effective weighted interest rate after the effect of derivative instruments is set out below:

As at 31 December 2010

US$ Million	Notes	Floating interest	1 year or less	Fixed interest	Non-interest bearing	Total
Financial Assets

Cash and cash equivalents	10	112.1	—	—	—	112.1
Receivables	11	—	—	—	0.2	0.2

		112.1	—	—	0.2	112.3

Financial Liabilities
Payables	14	—	—	—	5.9	5.9
Interest-bearing liabilities	15	298.0	—	165.9	—	463.9

		298.0	—	165.9	5.9	469.8

Weighted average interest rate after derivative instruments		5.3%		2.0%

Net financial (liabilities)/assets		(185.9)	—	(165.9)	(5.7)	(357.5)

As at 31 December 2009

US$ Million	Notes	Floating interest	1 year or less	Fixed interest	Non-interest bearing	Total
Financial Assets

Cash and cash equivalents	10	305.6	—	—	—	305.6
Receivables	11	—	—	—	0.1	0.1

		305.6	—	—	0.1	305.7

Financial Liabilities
Payables	14	—	—	—	5.3	5.3
Interest-bearing liabilities	15	262.2	—	315.7	—	577.9

		262.2	—	315.7	5.3	583.2

Weighted average interest rate after derivative instruments		2.0%		2.0%

Net financial assets/(liabilities)		43.4	—	(315.7)	(5.2)	(277.5)

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

25. FINANCIAL INSTRUMENTS (continued)

(b) Fair value measurements

Fair value measurements recognised on the balance sheet

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 31 December 2010 and 31 December 2009 grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices), and

Level 3 - inputs for the asset or liability that are based on unobservable market data (unobservable inputs)

Group – as at 31 December 2010	Level 1 US$ Million	Level 2 US$ Million	Level 3 US$ Million	Total US$ Million
Financial liabilities at fair value through profit and loss
Derivative financial instruments	—	5.0	—	5.0

Total financial assets	—	5.0	—	5.0

Group – as at 31 December 2009	Level 1 US$ Million	Level 2 US$ Million	Level 3 US$ Million	Total US$ Million
Financial liabilities at fair value through profit and loss
Derivative financial instruments	—	1.4	—	1.4

Total financial liabilities	—	1.4	—	1.4

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

26. INVESTMENTS IN CONTROLLED ENTITIES

Entities consolidated	Notes	Place of Incorporation

NAME
Alumina Limited	G	VIC, Australia

All controlled entities are wholly-owned, unless otherwise indicated

Controlled entities
Alumina Finance Limited	D	VIC, Australia
Alumina Holdings (USA) Inc.	A	Delaware, USA
Alumina International Holdings Pty. Ltd.	B,G	VIC, Australia
Alumina Brazil Holdings Pty Ltd	C,G	VIC, Australia
Alumina Limited Do Brasil SA	F	Brazil
Alumina (U.S.A.) Inc.	A	Delaware, USA
Butia Participaçoes SA	G,H	Brazil
Westminer Acquisition (U.K.) Limited	H	UK
Westminer International (U.K.) Limited	H,I	UK
Westminer (Investments) B.V.	E	Netherlands

These controlled entities:

A)	have not prepared audited accounts as they are non-operating or audited accounts are not required in their country of incorporation. Appropriate books and records are maintained for these entities;

B)	has been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investment Commission (“ASIC”) Class Order 98/1418. This company, which is also referred to in the Directors’ Declaration is, with Alumina Limited, a member of a “Closed Group” as defined in the Class Order and are parties to a deed of cross guarantee which has been lodged with and approved by ASIC. Under the deed of cross guarantee, each of these companies guarantees the debts of the other companies party to the deed of cross guarantee. The consolidated assets and liabilities of these companies, and their consolidated net profits after tax for the year then ended (after eliminating inter-company investments and other inter-company transactions) are set out in the table below;

C)	this is a small proprietary company, and is not required to prepare a financial report;

D)	this company was incorporated on 5 May 2008 and is 100% owned by Alumina Limited. It has a functional currency of US dollars and prepares separate audited accounts;

E)	this company was liquidated on 9 June 2010 and deregistered on 23 June 2010;

F)	this company was incorporated on 19 March 2009 and is 9.07% owned by Alumina Limited and 90.93% owned by Alumina International Holdings Pty. Ltd.. It has a functional currency of US dollars and prepares separate audited accounts;

G)	changed to a functional currency of US dollars, effective for the reporting period ending 31 December 2010;

H)	prepares separate audited accounts;

I)	an application has been made to strike the company off the register under section 1003 of the UK Companies Act.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

26. INVESTMENTS IN CONTROLLED ENTITIES (continued)

	Closed Group
	US$ Million
	2010	2009
Deed of cross guarantee
Entities which are party to a Deed of Cross Guarantee, entered into in accordance with ASIC Class Order 98/1418 are indicated above in this note. A consolidated balance sheet is set out below:

Balance sheets of closed Group

Current assets
Cash and cash equivalents	111.1	75.5
Derivative financial instruments	5.0	—
Receivables	68.4	52.3
Other assets	7.6	7.6

Total current assets	192.1	135.4

Non-current assets
Investments in associates	1,504.9	1,551.3
Other financial assets	1,505.8	1,566.0
Property, plant and equipment	0.2	0.2

Total non-current assets	3,010.9	3,117.5

Total assets	3,203.0	3,252.9

Current liabilities
Payables	1.9	1.3
Derivative financial instruments	—	1.4
Provisions	0.2	0.2
Other	0.4	0.6

Total current liabilities	2.5	3.5

Non-current liabilities
Interest-bearing liabilities	187.1	342.0
Provisions	0.4	0.3

Total non-current liabilities	187.5	342.3

Total liabilities	190.0	345.8

Net assets	3,013.0	2,907.1

Equity
Contributed equity	2,154.1	2,154.1
Reserves	237.0	260.2
Retained profits	621.9	492.8

Total equity	3,013.0	2,907.1

Set out below is a consolidated statement of financial performance for the closed Group:

	Closed Group US$ Million
	2010	2009
Statements of comprehensive income of closed Group
Revenue from continuing operation	243.6	142.8
Other income	9.7	124.2
General and administrative expenses	(13.7)	(9.8)
Other expenses	—	(1.7)
Finance costs	(14.7)	(19.6)

Profit from ordinary activities before income tax	224.9	235.9

Income tax expense	(4.2)	(7.6)

Net profit	220.7	228.3

Set out below is a summary of movements in consolidated retained profits of the closed Group:

Retained profits at the beginning of the financial year	492.8	264.5
Net profit	220.7	228.3
Dividend provided for or paid	(91.6)	—

Retained profits at the end of the financial year	621.9	492.8

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

27. CONTINGENT LIABILITIES

There were no contingent liabilities as at 31 December, 2010 (2009: nil).

Alumina Limited has entered into a Deed of Cross Guarantee with the effect that it guarantees the debts of its wholly-owned subsidiaries. Further details of the deed of Cross Guarantee and the subsidiary subject to the deed, are disclosed in Note 26.

Furthermore Alumina Limited has also guaranteed the obligations under the convertible bond for its wholly owned subsidiary, Alumina Finance Limited.

Alumina Limited has provided a guarantee in August 2010 for 40 per cent of Alumina Espanola SA’s obligation to purchase fuel oil for one year.

Alumina Limited has also provided guarantees to certain third parties in relation to the performance of contracts by various AWAC joint venture companies.

28. COMMITMENTS FOR EXPENDITURE

	US$ Million
	2010	2009

Lease commitments

Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:
Within one year	0.1	0.1
Later than one year but not later than 5 years	0.3	0.4
Later than 5 year	—	—

	0.4	0.5

The company leases office facilities under non-cancellable operating leases expiring within two to five years.

Capital commitments

Contribution to equity of AWAC entity, Alumina Espanola S.A., committed to as at 31 December 2010 is EU 67 million. Further capital injections will also be made to Alcoa World Alumina Brasil Ltda during 2011.

29. RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

Directors and Other Key Management Personnel

Disclosures relating to directors and other key management personnel are set out in Note 30.

Other Related Parties

On 19 November 2008, Alumina Finance Limited (“Lender”), a wholly-owned subsidiary of Alumina Limited, along with Aluminio Espanol S.A. (“Lender”) entered into a Revolving Credit Facility Agreement with Alumina Espanola S.A. (“Borrower”), an entity which forms part of AWAC. In April 2009, Alumina Limited also became a party to the Revolving Credit Facility Agreement as a lender to the Borrower. The lenders from time to time will lend to the Borrower amounts up to a maximum outstanding principal not to exceed Euro 150,000,000 for the purpose of funding the Borrower’s alumina refinery operating needs. During 2009, the lenders advanced a total of Euro 68,847,921 to the borrower. Monies advanced under this facility were returned to Alumina Limited and Alumina Finance Limited in September 2009 and December 2009. At 31 December 2010 there were no loans outstanding.

Alcoa of Australia Limited, an associated entity forming part of AWAC, advanced a total of US$34,800,000 to Alumina Limited in December 2008. These funds were used by Alumina Limited to fund the remaining 2008 funding requirements for AWAC’s investment in Brazil. The loan was repaid in January 2009.

There are no other related party transactions.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

29. RELATED PARTY TRANSACTIONS (continued)

Ownership Interests in Related Parties

Interests held in the following classes of related parties are set out in the following notes:

(a)	controlled entities – Note 26; and

(b)	associates – Note 12.

30. KEY MANAGEMENT PERSONNEL DISCLOSURES

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

J McNeilly

J Pizzey

(b) Other key management personnel

In addition to executive directors, the following person also had authority for the strategic direction and management of the company and the consolidated entity during the financial year:

Name	Position	Employer
S C Foster	General Counsel and Company Secretary	Alumina Limited

All of the persons above were also key management persons during the year ended 31 December 2010.

(c) Remuneration of key management personnel

	US$
	2010	2009
Short-term employee benefits	3,733,287	3,044,190
Post-employment benefits	89,400	76,156
Share based payments	323,898	(121,504)
Termination pay	—	186,006

	4,146,585	3,184,848

(d) Equity instrument disclosures relating to key management personnel

(i) Alumina Employee Performance Rights Plan

Performance rights over ordinary shares in the company are provided as remuneration. These rights vest at the end of the performance period if certain performance tests are achieved over that performance period.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

30. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(ii) Performance share rights holdings

The number of performance rights over ordinary shares in the Company held during the financial year by each director of Alumina Limited and the key management personnel of the company and the consolidated entity, including their personally related entities, is set out below:

2010

Name	Type of equity-based instrument	Number of performance rights held at 1 January 2010 (1)	Number granted during the year as remuneration (2)	Number vested/exercised during the year	Number lapsed during the year (3)	Number held at 31 December 2010	Vested and exercisable at the end of the year
J Bevan	Performance rights	191,600	312,900	—	—	504,500	—
S C Foster	Performance rights	174,100	105,200	—	(47,900)	231,400	—
J S Downes	Performance rights	—	137,700	—	—	137,700	—

[1]	Includes the number of Performance Rights granted that were subject to testing in June 2010 and December 2010 but not yet vested.
[2]	Performance Rights granted in February 2010 for the 3 year performance test period concluding in December 2012.
[3]

For Performance Rights granted under the ESP in January 2007, the TSR of Alumina Limited is measured over the 12 month period after completion of the initial three years. The testing of those Performance Rights in 2010 resulted in all those Performance Rights lapsing.

2009

Name	Type of equity-based instrument	Number of performance rights held at 1 January 2009 (1)	Number granted during the year as remuneration (2)	Number vested/exercised during the year	Number lapsed during the year (3)	Number held at 31 December 2009	Vested and exercisable at the end of the year
J Bevan	Performance rights	—	191,600	—	—	191,600	—
S C Foster	Performance rights	76,900	113,600	—	(16,400)	174,100	—
K A Dean [4]	Performance rights	118,550	176,000	—	(294,550)	—	—

[1]	Includes the number of Performance Rights granted that were subject to testing in June 2009 and December 2009 but not yet vested.
[2]	Performance Rights granted in January 2009 for the 3 year performance test period concluding in November 2011.
[3]	Performance Right conditions for the January 2006 re-tested in June 2009 lapsed.
[4]

Mr Dean ceased employment with the Company on 28 February 2009 and pursuant to his employment contact and the Rules of the Alumina Employee Share Plan, he forfeited all invested Performance Rights as at his cessation date.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

30. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(iii) Shareholdings

The numbers of shares in the company held during the financial year by each director of Alumina Limited and the key management personnel of the company and consolidated entity, including their personally-related entities, are set out below.

2010

Name	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year	Balance at the end of the year

Directors of Alumina Limited
Ordinary shares
D M Morley	951,670	—	—	951,670
P A F Hay	112,598	—	—	112,598
R J McNeilly	115,145	—	—	115,145
J Pizzey	59,297	—	6,148	65,445
J Bevan	355,380	—	—	355,380
J S Downes	174,350	—	—	174,350
Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	119,304	—	2,777	122,081

2009

Name	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year [2]	Balance at the end of the year

Directors of Alumina Limited
Ordinary shares
D M Morley	545,516	—	406,154	951,670
P A F Hay	60,519	—	52,079	112,598
R J McNeilly	53,443	—	61,702	115,145
J Pizzey	23,449	—	35,848	59,297
J Bevan	108,360	—	247,020	355,380
J S Downes	—	—	174,350	174,350
K A Dean [1]	22,403	—	—	22,403

1        Mr Dean retired from the Company on 28 February 2009. His shareholding is of that date.

[2] All directors took up their entitlement under the non-renounceable rights issue lodged with the Australian Securities and Investments Commission on 30 April 2009.

Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	46,863	—	72,441	119,304

(e) Loans to directors and executives

No loans were made to directors of Alumina Limited and other key management personnel of the Group, including their personally-related entities in 2010 and 2009.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

31. REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the Group, and its related practices:

	US$ 000’s
	2010	2009
Amounts received or due and receivable by PricewaterhouseCoopers Australia:
Audit and review of the financial reports	807	575

Other assurance services	481	185

Amounts received or due and receivable by related practices of PricewaterhouseCoopers Australia:
Overseas taxation services	38	52

Total	1,326	812

It is the Group’s policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the Group are important provided such arrangements do not compromise audit independence. These assignments are principally tax advice or where PricewaterhouseCoopers is awarded assignments on a competitive basis.

32. FINANCIAL REPORTING BY SEGMENT

(a) Geographical Segment Identification

Years ended 31 December 2010 and 31 December 2009

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

(b) Entity wide disclosures: Geographical location of assets

Year ended 31 December 2010	US$ Millions
Consolidated	Australia	Brazil	Other	Total

Investments in Associates	1,221.9	1,513.3	680.4	3,415.6
Other assets	124.0	1.9	1.0	126.9
Liabilities	(169.2)	(301.6)	(0.2)	(471.0)

Consolidated net assets				3,071.5

Year ended 31 December 2009	US$ Millions
Consolidated	Australia	Brazil	Other	Total

Investments in Associates	1,046.2	1,364.5	779.0	3,189.7
Other assets	83.3	229.9	1.3	314.5
Liabilities	(320.7)	(265.2)	—	(585.9)

Consolidated net assets				2,918.3

Alumina Limited earns no revenue from external customers.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2010—(Continued)

33. EVENTS OCCURING AFTER THE BALANCE SHEET DATE

St. Croix Renaissance Group, L.L.L.P., Brownfield Recovery Corp., and Energy Answers Corporation of Puerto Rico (collectively referred to as “SCRG”) issued claims against St. Croix Alumina L.L.C. and Alcoa World Alumina LLC (collectively referred to as “SCA”) in the Territorial Court of the Virgin Islands, Division of St. Croix related to the sale of SCA’s former St. Croix alumina refinery to plaintiffs.

A verdict was returned in favour of plaintiffs and damages were awarded on a claim of breaches of warranty, $12,617,867; on the same claim the jury awarded punitive damages of $6,142,856 and on a negligence claim for property damage the jury awarded $10,000,000. Alcoa World Alumina LLC and St. Croix Alumina L.L.C. are part of the Alcoa World Alumina & Chemicals joint venture between Alcoa Inc. and Alumina Limited. SCA believes the verdict is, in whole or in part, not supported by the evidence or otherwise results from errors of law committed during the trial. As a result, SCA has advised Alumina Limited it will file motions, including for judgement notwithstanding the verdict and, to the extent such post-trial motions are not successful, it intends to pursue its rights of appeal.

Other than the above, there have been no significant transactions or events since 31 December 2010.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alumina Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, cash flows statements and statements of changes in equity present fairly, in all material respects, the financial position of Alumina Limited and its controlled entities (the “Group”) at 31 December 2010, 31 December 2009 and 1 January 2009, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b) in this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), International Standards on Auditing, and Australian Auditing Standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 22, the Company has restated its 2008 financial statements to correct an error.

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

PricewaterhouseCoopers, ABN 52 780 433 757

Freshwater Place , 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO BOX 1331L,

MELBOURNE VIC 3001, DX 77

T +61 3 8603 1000, F +61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

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

May 26, 2011

Report of Independent Registered Public Accounting Firm

To the Members of the Strategic Council of

Alcoa World Alumina and Chemicals

In our opinion, the accompanying combined balance sheets and the related combined statements of income, members’ equity and cash flows present fairly, in all material respects, the financial position of Alcoa World Alumina and Chemicals (“AWAC”) at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AWAC’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Notes A and H to the combined financial statements, AWAC has significant transactions with related parties.

PricewaterhouseCoopers LLP

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

February 28, 2011

Alcoa World Alumina and Chemicals

Combined Balance Sheets

Years Ended December 31, 2010 and 2009

(U.S. dollars in millions)	2010	2009
Assets
Current assets
Cash and cash equivalents (A and M)	$331.6	$203.4
Receivables from customers	194.5	237.3
Related party receivables (H)	189.2	196.3
Other receivables	43.5	48.0
Related party notes receivable (H)	120.0	92.0
Inventories (A and D)	717.3	726.2
Prepaid expenses and other current assets	141.7	170.5

Total current assets	1,737.8	1,673.7

Properties, plants and equipment, net (A and E)	7,548.7	6,801.3
Investments (A, B and O)	359.5	270.6
Other assets (A and F)	1,542.6	1,214.5

Total assets	$11,188.6	$9,960.1

Liabilities
Current liabilities
Short-term borrowings and current portion of lease obligations (A, G and M)	$253.9	$271.3
Accounts payable, trade	616.4	534.8
Accounts payable, related party (H)	176.1	97.8
Accrued compensation and retirement costs	237.7	231.3
Taxes, including taxes on income	135.2	77.0
Deferred income taxes (L)	78.8	58.6
Other current liabilities	125.9	228.6

Total current liabilities	1,624.0	1,499.4

Capital lease obligations	41.5	46.1

Accrued pension benefits (J)	94.7	93.5

Accrued postretirement benefits (J)	74.9	65.6
Deferred alumina sales revenue (A)	126.4	132.6
Other noncurrent liabilities and deferred charges	330.5	268.7
Deferred income taxes (L)	261.8	249.7

Total liabilities	2,553.8	2,355.6

Contingencies and commitments (O)

Members’ equity
Members’ equity	7,537.9	7,405.7
Accumulated other comprehensive income	1,096.9	198.8

Total members’ equity	8,634.8	7,604.5

Total liabilities and members’ equity	$11,188.6	$9,960.1

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combined Statements of Income

Years Ended December 31, 2010, 2009 and 2008

(U.S. dollars in millions)	2010	2009	2008

Revenues
Sales	$3,452.4	$2,706.1	$3,743.4
Sales to related parties (H)	2,004.1	1,371.9	2,566.0

	5,456.5	4,078.0	6,309.4

Costs and expenses
Cost of goods sold (exclusive of expenses below)	4,523.3	3,711.7	4,821.8
Selling, general administrative, and other expenses	94.1	87.5	98.1
Research and development expenses	20.3	21.3	30.6
Provision for depreciation, depletion and amortization (A)	424.5	314.5	295.3
Restructuring and other charges and (income) (Q)	13.2	13.1	88.4
Interest expense	12.6	9.2	9.3
Other (income) expense, net	(3.3)	(175.9)	(58.6)

	5,084.7	3,981.4	5,284.9

Income before income taxes	371.8	96.6	1,024.5

Provision for taxes on income (L)	36.5	(9.8)	432.5

Net income	$335.3	$106.4	$592.0

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combined Statements of Cash Flows

Years Ended December 31, 2010, 2009 and 2008

(U.S. dollars in millions)	2010	2009	2008

Cash from Operations
Net income	$335.3	$106.4	$592.0
Adjustments to reconcile net income to cash from operations
Depreciation, depletion and amortization	424.5	314.5	295.3
Deferred income taxes	(185.6)	(67.9)	(2.5)
Equity (income) loss, net of dividends	(2.5)	22.7	6.4
Restructuring and other charges (Q)	13.2	13.1	88.4
Stock-based compensation (K)	4.0	4.0	5.0
Excess tax benefits from stock-based payment arrangements	—	—	(0.6)
Gain from acquisition of assets	—	(101.7)	—
Gain on sale of assets	(3.4)	(0.9)	—
Changes in assets and liabilities, excluding effects of acquisitions and foreign currency translation adjustments:
Decrease (increase) in receivables	73.3	188.2	(58.8)
Decrease (increase) in inventories	53.8	101.2	(189.9)
Decrease (increase) in prepaid expenses and other current assets	10.6	(21.3)	7.7
(Decrease) increase in accounts payable and accrued expenses	(10.9)	(130.3)	113.4
Increase (decrease) in taxes, including taxes on income	46.4	(123.4)	50.1
Net change in noncurrent assets and liabilities, and other	(34.3)	(368.4)	(255.1)

Cash provided from (used for) operations	724.4	(63.8)	651.4

Financing activities
Net changes in short-term borrowings	(10.2)	89.6	68.1
Additions to capital lease obligations	(4.6)	16.2	30.0
Capital contributions	433.5	1,114.4	1,618.2
Dividends paid and return of capital to members	(640.6)	(335.2)	(736.7)
Excess tax benefits from share based payment arrangements	—	—	0.6

Cash provided from financing activities	(221.9)	885.0	980.2

Investing activities
Capital expenditures	(298.4)	(763.0)	(1,530.5)
Acquisitions, net of cash acquired (R)	—	97.4	—
Additions to investments	(70.6)	(30.9)	(9.4)
Net change in related party note receivable (H)	(28.0)	(5.0)	(87.0)

Cash used for investing activities	(397.0)	(701.5)	(1,626.9)

Effect of exchange rate changes on cash and cash equivalents	22.7	13.7	(3.0)

Net change in cash and cash equivalents	128.2	133.4	1.7

Cash and cash equivalents
Beginning of year	203.4	70.0	68.3

End of year	$331.6	$203.4	$70.0

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combined Statements of Members’ Equity

Years Ended December 31, 2010, 2009 and 2008

(U.S. dollars in millions)	Income	Members’ Equity	Accumulated Other Comprehensive Income (Loss)	Total Members’ Equity

Balance at December 31, 2007	$—	$5,037.6	$380.3	$5,417.9
Comprehensive income
Net income	592.0	592.0	—	592.0
Other comprehensive (loss) income
Foreign currency translation adjustments	(693.2)	—	(693.2)	(693.2)
Change in unrecognized gains (losses) and prior service cost related to pension and post-retirement benefit plans, net of tax	(181.1)	—	(181.1)	(181.1)
Unrecognized gains (losses) on derivatives, net of tax
Net change from periodic revaluations	7.5	—	7.5	7.5
Net amount reclassified to income	(6.0)	—	(6.0)	(6.0)

Comprehensive loss	$(280.8)

Capital contribution (B)		1,618.2	—	1,618.2

Dividends paid		(736.7)	—	(736.7)
Stock-based compensation		5.0	—	5.0

Balance at December 31, 2008		6,516.1	(492.5)	6,023.6

Comprehensive income
Net income	$106.4	106.4	—	106.4
Other comprehensive (loss) income
Foreign currency translation adjustments	722.1	—	722.1	722.1
Change in unrecognized gains (losses) and prior service cost related to pension and post-retirement benefit plans, net of tax	19.8	—	19.8	19.8
Unrecognized gains (losses) on derivatives, net of tax
Net change from periodic revaluations	(50.4)	—	(50.4)	(50.4)
Net amount reclassified to income	(0.2)	—	(0.2)	(0.2)

Comprehensive income	$797.7

Capital contribution (B)		1,114.4	—	1,114.4
Dividends paid		(335.2)	—	(335.2)
Stock-based compensation		4.0	—	4.0

Balance at December 31, 2009		7,405.7	198.8	7,604.5

Comprehensive income
Net income	$335.3	335.3	—	335.3
Other comprehensive (loss) income
Foreign currency translation adjustments	861.4		861.4	861.4
Change in unrecognized gains (losses) and prior service cost related to pension and post-retirement benefit plans, net of tax	(15.8)	—	(15.8)	(15.8)
Unrecognized gains (losses) on derivatives, net of tax
Net change from periodic revaluations	0.9		0.9	0.9
Net amount reclassified to income	51.6		51.6	51.6

Comprehensive income	$1,233.4

Capital contribution (B)		433.5	—	433.5
Dividends paid and return of capital to members		(640.6)	—	(640.6)
Stock-based compensation		4.0	—	4.0

Balance at December 31, 2010		$7,537.9	$1,096.9 *	$8,634.8

*	Comprised of unrealized foreign currency translation adjustments of $1,246.0, unrecognized losses and prior service costs, net related to pension and post-retirement benefit plans of ($151.2), and unrecognized gains on derivatives of $2.1, all net of tax.

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

(U.S. dollars in millions)

A. Summary of Significant Accounting Policies

Basis of Presentation

The combined financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and require management to make certain judgments, estimates, and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They also may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates upon subsequent resolution of identified matters. Certain amounts in previously issued financial statements were reclassified to conform to the 2010 presentation.

Principles of Combination

The combined financial statements of Alcoa World Alumina and Chemicals (“AWAC”) have been prepared pursuant to a Formation Agreement dated December 21, 1994 between Alcoa Inc. (“Alcoa”) and WMC Limited of Melbourne, Australia (“WMC”), as amended. Alcoa is the majority owner of AWAC.

Effective December 11, 2002, WMC shareholders voted to create two entities, WMC Resources Ltd and Alumina Limited, resulting in existing WMC Shareholders receiving shares in a new listed entity ‘WMC Resources Ltd’, which holds the non AWAC businesses. Alumina Limited’s (formerly “WMC”) only significant asset is the 40% interest in AWAC.

The amounts presented within AWAC are stated at historical cost. All transactions between entities included in the combined financial statements have been eliminated.

Investments in other entities are accounted for principally on the equity basis if management has the ability to exercise significant influence.

The combined financial statements have been carved out from the books and records of Alcoa. The statements of operations include all items of revenue and income generated by AWAC and all items of expense directly incurred by AWAC. These include expenses charged to AWAC by Alcoa in the normal course of business. The combined financial statements reflect amounts that have been pushed down from Alcoa in order to depict the financial position, results of operations and cash flows of AWAC on a stand-alone basis. The amounts have been allocated on a basis considered reasonable by management using either specific identification or proportional allocations based on usage, headcount or other reasonable methods of allocation. As a result of these allocated amounts, the financial statements of AWAC may not be indicative of the results that would be presented if AWAC had operated as an independent stand-alone entity. For additional information concerning expenses charged to AWAC by Alcoa see Note H.

Related Party Transactions

AWAC sells alumina and aluminium to Alcoa. Additionally, Alcoa provides employee, administrative and other services to AWAC and AWAC has amounts due to and from related parties. These transactions are at negotiated arms-length terms. For additional information on related party transactions see Note H.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments purchased with an original maturity of three months or less.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

Inventory Valuation

Inventories are carried at the lower of cost or market, with cost for a portion of U.S. inventories determined under the last-in, first-out (“LIFO”) method. The cost of other inventories is principally determined under the average-cost method. See Note D for additional information.

Properties, Plants and Equipment

Properties, plants and equipment are recorded at cost. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets. For the Juruti mining assets, the units of production method is used to record depreciation. Gains or losses from the sale of assets are generally recorded in other income. Repairs and maintenance are charged to expense as incurred. Interest related to construction of qualifying assets is capitalized as part of construction costs. See Note E for additional information.

Properties, plants, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets (asset group) may not be recoverable. Recoverability of assets is determined by comparing the estimated undiscounted net cash flows of the operations to which the assets (asset group) related to their carrying amount. An impairment loss would be recognized when the carrying amount of the assets (asset group) exceeds the estimated undiscounted net cash flows. The amount of the impairment loss to be recorded is calculated as the excess of the carrying value of the assets (asset group) over their fair value, with fair value determined using the best information available, which generally is a discounted cash flow analysis. There were no impairment charges recorded in 2010, 2009 or 2008.

Goodwill and Other Intangibles

Goodwill is not amortized; instead, it is tested for impairment annually (in the fourth quarter) or more frequently if indicators of impairment exist or if a decision is made to sell a business. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include a decline in expected cash flows, a significant adverse change in legal factors or in the business climate, unanticipated competition, or slower growth rates, among others. It is important to note that fair values that could be realized in an actual transaction may differ from those used to evaluate the impairment of goodwill.

Goodwill is allocated among and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment. AWAC has two reporting units: the Alumina and Primary Metals segments. In 2010, the estimated fair values of both reporting units were substantially in excess of their carrying values, resulting in no impairment.

The evaluation of impairment involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. AWAC uses a discounted cash flow model (“DCF model”) to estimate the current fair value of its reporting units when testing for impairment as management believes forecasted cash flows are the best indicator of such fair value. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volumes and prices, costs to produce, tax rates, capital spending, discount rate and working capital changes. Most of these assumptions may vary significantly among the reporting units. Cash flow forecasts are generally based on approved business unit operating plans for the early years’ cash flows and historical relationships in later years. The betas used in calculating the individual reporting units’ weighted average cost of capital (“WACC”) rate are estimated for each business with the assistance of valuation experts.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

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

Revenue Recognition

AWAC recognizes revenue when title, ownership, and risk of loss pass to the customer, all of which occurs upon shipment or delivery of the product and is based on the applicable shipping terms.

Deferred Alumina Sales Revenue

AWAC periodically enters into long-term supply contracts with alumina and aluminium customers and receives advance payments for product to be delivered in future periods. These advance payments are recorded as deferred revenue, and revenue is recognized as shipments are made and title, ownership, and risk of loss pass to the customer during the term of the contracts. As a result, prepayment of $240.0 related to an agreement with a third party customer received in 1997, is being amortized over the life of the contract based on the tonnage shipped. The amount of the prepayment still deferred at December 31, 2010 and 2009 was $133.0 and $140.0, respectively. The amount of revenue recognized related to this agreement was $7.0, $8.0 and $8.0, for the years ended December 31, 2010, 2009 and 2008, respectively.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

Litigation Matters

For asserted claims and assessments, liabilities are recorded when an unfavourable outcome of a matter is deemed to be probable and the loss is reasonably estimable. Management determines the likelihood of an unfavourable outcome based on many factors such as the nature of the matter, available defences and case strategy, progress of the matter, views and opinions of legal counsel and other advisors, applicability and success of appeals processes, and the outcome of similar historical matters, among others. Once an unfavourable outcome is deemed probable, management weighs the probability of estimated losses, and the most reasonable loss estimate is recorded. If an unfavourable outcome of a matter is deemed to be reasonably possible, then the matter is disclosed and no liability is recorded. With respect to unasserted claims or assessments, management must first determine that the probability that an assertion will be made is likely, then, a determination as to the likelihood of an unfavourable outcome and the ability to reasonably estimate the potential loss is made. Legal matters are reviewed on a continuous basis or sooner if significant changes in matters have occurred to determine if a change in the likelihood of an unfavourable outcome or the estimate of a loss is necessary.

Asset Retirement Obligations

AWAC recognizes asset retirement obligations (“AROs”) related to legal obligations associated with the normal operation of AWAC’s bauxite mining, alumina refining and aluminium smelting facilities. These AROs consist primarily of costs associated with spent pot lining disposal, closure of bauxite residue areas, mine reclamation, and landfill closure. AWAC also recognizes AROs for any significant lease restoration obligation, if required by a lease agreement. The fair values of these AROs are recorded on a discounted basis, at the time the obligation is incurred, and accreted over time for the change in present value. Additionally, AWAC capitalizes asset retirement costs by increasing the carrying amount of the related long-lived assets and depreciating these assets over the remaining useful life. See Note C for additional information.

Certain conditional asset retirement obligations (“CAROs”) related to alumina refineries and aluminium smelters have not been recorded in the combined financial statements due to uncertainties surrounding the ultimate settlement date. A CARO is a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within AWAC’s control. Such uncertainties exist as a result of the perpetual nature of refineries and smelters, maintenance and upgrade programs, and other factors preventing a reasonable estimation surrounding the ultimate settlement date. At the date a reasonable estimate of the ultimate settlement date can be made, AWAC records a retirement obligation for the removal, treatment, transportation, storage and/or disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, polychlorinated biphenyls (“PCBs”), various process residuals, solid wastes, electronic equipment waste and various other materials. Such amounts may be material to the combined financial statements in the period in which they are recorded.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

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

Income Taxes

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable (or received or receivable) for the current year plus the change in deferred taxes during the year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid, and result from differences between the financial and tax bases of AWAC’s assets and liabilities and are adjusted for changes in tax rates and tax laws when enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. In evaluating the need for a valuation allowance, management considers all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as all available positive and negative evidence. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carry forward period, including from tax planning strategies, and the Company’s experience with similar operations. Existing favourable contracts and the ability to sell products into established markets are additional positive evidence. Negative evidence includes items such as cumulative losses, projections of future losses, or carry forward periods that are not long enough to allow for the utilization of a deferred tax asset based on existing projections of income. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances. Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means the statute of limitation expires. Interest and penalties related to uncertain tax positions are recognized when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the appropriate taxing authority has completed their examination even though the statute of limitation has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and benefits would be applicable under relevant law until such time that the related tax benefits are recognized.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

AWAC consists of a variety of different tax-paying legal entities. Income taxes are accrued and recorded on the financial statements of entities within AWAC except for entities that are multiple member limited liability companies (“LLC”). LLC income is taxable to the members that hold the LLC interest (for U.S. federal and most state income tax purposes). Therefore, current and deferred U.S. and most state tax assets and liabilities of the LLC’s are recorded in the financial statements of the members and, thus, are not reflected in AWAC’s combined financial statements. See Note L for additional information.

Stock-Based Compensation

Certain employees of AWAC receive stock options under Alcoa’s stock incentive plans, and AWAC receives charges for stock option exercises under these plans. AWAC recognizes compensation expense for employee equity grants using the non-substantive vesting period approach, in which the expense (net of estimated forfeitures) is recognized rateably over the requisite service period based on the grant date fair value. Determining the fair value of stock options at the grant date requires judgment, including estimates for the average risk-free interest rate, dividend yield volatility, annual forfeiture rate and exercise behaviour.

Participants can choose whether to receive their award in the form of stock options, stock awards, or a combination of both. This choice is made before the grant is issued and is irrevocable.

As part of Alcoa’s stock-based compensation plan design, individuals that are retirement-eligible have a six-month requisite service period in the year of grant. Equity grants are issued in January each year. As a result, a larger portion of expense will be recognized in the first and second quarters of each year for these retirement-eligible employees. Compensation expense recorded in 2010 was $4.0 ($2.7 after tax). Of this amount, $0.9 pertains to the acceleration of expense related to retirement-eligible employees.

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

Foreign Currency

The local currency is the functional currency for AWAC’s significant operations outside the U.S., except in Jamaica and Suriname, which use the U.S. dollar. The determination of the functional currency in these countries is made based on the appropriate economic and management indicators.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

Effective January 1, 2010, the functional currency in Brazil was changed from the U.S. dollar to the Brazilian real (BRL). This change was made as a result of changes in the operations of the business following the completion of the São Luís refinery expansion and Juruti bauxite mine development. In connection with this change, on January 1, 2010, an adjustment of $309 was recorded as an increase to the net nonmonetary assets of this subsidiary (primarily properties, plants, and equipment) with a corresponding adjustment to the foreign currency translation component of accumulated other comprehensive loss.

Other Income/Loss

Transactions which result in a gain or loss that are not part of ongoing operations are classified in other income/loss in the income statement. During 2008, management terminated an arrangement for use of a shipping vessel which resulted in approximately $25.0 in income. During 2009, a gain on the acquisition of a BHP Billiton (BHP) subsidiary, which holds part of the joint venture in Suriname, resulted in approximately $101.7 in income. See Note S for additional information.

Recently Adopted Accounting Guidance

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

Fair Value Accounting

On January 1, 2008, AWAC adopted changes issued by the FASB to the use of fair value accounting. These changes permit entities to choose to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option) with changes in fair value reported in earnings. The adoption of these changes had no impact on the combined financial statements, as management did not elect the fair value option for any other financial instruments or certain other assets and liabilities.

On January 1, 2008, AWAC adopted changes issued by the FASB to fair value accounting as it relates to financial assets and financial liabilities and nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on at least an annual basis. On January 1, 2009, AWAC adopted these same changes for all other nonfinancial assets and nonfinancial liabilities (the difference in adoption dates was due to a change issued by the FASB on February 12, 2008, delaying the effective date of the fair value accounting changes for certain nonfinancial assets and nonfinancial liabilities). These changes define fair value, establish a framework for measuring fair value in GAAP, and expand disclosures about fair value measurements. This guidance applies to other GAAP that require or permit fair value measurements and is to be applied prospectively with limited exceptions. For financial assets and financial liabilities, other than the required disclosures (see Note M), the adoption of these changes had no impact on the combined financial statements. For nonfinancial assets and nonfinancial liabilities, the adoption of these changes had no impact on the combined financial statements. These provisions will be applied at such time a fair value measurement of a nonfinancial asset or nonfinancial liability is required, which may result in a fair value that is materially different than would have been calculated prior to the adoption of these changes.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

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

Effective January 1, 2010, AWAC adopted changes issued by the FASB on January 21, 2010 to disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. The adoption of these changes had no impact on the combined financial statements.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

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

Derivative Instruments and Hedging Activities

On July 1, 2010, AWAC adopted changes to existing accounting requirements for embedded credit derivatives. Specifically, the changes clarify the scope exception regarding when embedded credit derivative features are not considered embedded derivatives subject to potential bifurcation and separate accounting. The adoption of these changes had no impact on the combined financial statements.

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

On January 1, 2008, AWAC adopted changes issued by the FASB to the offsetting of amounts related to certain contracts. These changes permit entities that enter into master netting arrangements as part of their derivative transactions to offset in their financial statements net derivative positions against the fair value of amounts (or amounts that approximate fair value) recognized for the right to reclaim cash collateral or the obligation to return cash collateral under those arrangements. The adoption of these changes did not impact the Combined Balance Sheet as of December 31, 2010 and 2009 as no cash collateral was held or posted.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

On January 1, 2008, AWAC adopted changes issued by the FASB involving the application of the shortcut method to certain hedging activities. These changes provide guidance on certain practice issues related to the application of the shortcut method by amending existing guidance with respect to the conditions that must be met in order to apply the shortcut method for assessing hedge effectiveness of interest rate swaps. In addition to applying these changes to hedging arrangements designated on or after January 1, 2008, an assessment was required to be made on January 1, 2008 to determine whether pre-existing hedging arrangements met this guidance as of their original inception. Management performed such an assessment and determined that the adoption these changes had no impact on pre-existing hedging arrangements. AWAC will apply these changes to future hedging arrangements so designated.

Other

On January 1, 2010, AWAC adopted changes issued by the FASB to accounting for transfers of financial assets. These changes remove the concept of a qualifying special-purpose entity and remove the exception from the application of variable interest accounting to variable interest entities that are qualifying special-purpose entities; limit the circumstances in which a transferor derecognizes a portion or component of a financial asset; define a participating interest; require a transferor to recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer accounted for as a sale; and require enhanced disclosure. The adoption of these changes had no impact on the combined financial statements.

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

Recently Issued Accounting Guidance

In December 2010, the FASB issued changes to the testing of goodwill for impairment. These changes require an entity to perform all steps in the test for a reporting unit whose carrying value is zero or negative if it is more likely than not (more than 50%) that a goodwill impairment exists based on qualitative factors, resulting in the elimination of an entity’s ability to assert that such a reporting unit’s goodwill is not impaired and additional testing is not necessary despite the existence of qualitative factors that indicate otherwise. These changes become effective for AWAC beginning January 1, 2011. Based on the most recent impairment review of AWAC’s goodwill (2010 fourth quarter), management has determined these changes will not have an impact on the combined financial statements.

In January 2010, the FASB issued changes to disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose, in the reconciliation of fair value measurements using significant unobservable inputs (Level 3), separate information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). These changes become effective for AWAC beginning January 1, 2011. Other than the additional disclosure requirements, management has determined these changes will not have an impact on the combined financial statements.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

In April 2010, the FASB issued changes to the classification of certain employee share-based payment awards. These changes clarify that there is not an indication of a condition that is other than market, performance, or service if an employee share-based payment award’s exercise price is denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade and differs from the functional currency of the employer entity or payroll currency of the employee. An employee share-based payment award is required to be classified as a liability if the award does not contain a market, performance, or service condition. These changes become effective for AWAC on January 1, 2011. Prior to this guidance, AWAC did not consider the difference between the currency denomination of an employee share-based payment award’s exercise price and the functional currency of the employer entity or payroll currency of the employee in determining the proper classification of the share-based payment award. As a result, management has determined these changes will not have an impact on the combined financial statements.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

B. Nature of Operations

In December 1994 and January 1995, Alcoa and Alumina Limited entered into a multi-step transaction to restructure and combine the ownership of their respective worldwide bauxite, alumina and alumina-based chemicals businesses and investments into a group of companies known collectively as AWAC. AWAC is owned 60% by Alcoa and 40% by Alumina Limited.

Primarily all bauxite mined by AWAC entities is refined into alumina by AWAC through a chemical process. The alumina is then sold to customers to be smelted into primary aluminium. Approximately 44%, 55%, and 54% of AWAC’s respective 2010, 2009, and 2008 alumina production was sold to Alcoa. In addition, Alcoa of Australia (“AofA”), the largest entity within AWAC, operates integrated aluminium facilities in Australia including mining, refining and smelting operations. Approximately 77%, 77%, and 78% of AofA’s 2010, 2009, and 2008 revenues of $2,693.2, $2,115.6, and $3,999.7, respectively, were derived from alumina, and the balance was derived principally from primary aluminium.

During 2010, AWAC received capital calls of $433.5. The contributions were primarily used to fund the continued construction of the new bauxite mine and refinery in Juruti. Also included in 2010 capital calls received is a $61.7 contribution for the Ma’aden investment and a $26.0 contribution for a capital call in Spain.

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

The following summarizes the concentrations of sales and net assets by major geographic region:

	2010	2009	2008
Sales
Australia	$2,693.2	$2,115.6	$3,986.8
U.S.	2,110.2	1,400.3	1,204.8
Other	653.1	562.1	1,117.8

Total sales	$5,456.5	$4,078.0	$6,309.4

	2010	2009
Net assets
Australia	$3,439.4	$3,189.2
Brazil	4,137.8	3,411.2
U.S.	264.7	336.1
Other	792.9	668.0

Total net assets	$8,634.8	$7,604.5

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

C. Asset Retirement Obligations

AWAC has recorded AROs related to legal obligations associated with the normal operations of bauxite, mining, alumina refining, and aluminium smelting facilities. These AROs consist primarily of costs associated with spent pot lining disposal, closure of bauxite residue areas, mine reclamation, and landfill closure.

In additional to the above AROs, certain CAROs related to alumina refineries and aluminium smelters have not been recorded in the combined financial statements due to uncertainties surrounding the ultimate settlement date. Such uncertainties exist as a result of the perpetual nature of the refineries and smelters, maintenance upgrade programs and other factors. At the date a reasonable estimate of the ultimate settlement date can be made, AWAC would record a retirement obligation for the removal, treatment, transportation, storage and (or) disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, PCBs, various process residuals, solid wastes, electronic equipment waste and various other materials. If AWAC was required to shutdown all such facilities immediately, the estimated CARO as of December 31, 2010 ranges from $3.1 to $26.9 per facility (11 structures) in today’s dollars.

The following table details the changes in the carrying amounts of AROs at December 31:

	2010	2009

Balance at beginning of year	$270.3	$157.1
Accretion expense	11.2	7.8
Liabilities incurred	29.6	66.4
Payments	(6.5)	(4.5)
Translation and other	23.4	43.5

Balance at end of year	$328.0	$270.3

D. Inventories

	2010	2009

Finished goods	$6.9	$23.9
Work-in-process	60.0	96.8
Bauxite and alumina	312.7	268.0
Purchased raw materials	181.5	190.1
Operating supplies	156.2	147.4

	$717.3	$726.2

Approximately 16% and 19% of total inventories at December 31, 2010 and 2009, respectively, were valued on a LIFO basis. If valued on an average cost basis, total inventories would have been $50.6 and $77.5 higher at the end of 2010 and 2009, respectively.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

E. Properties, Plants, and Equipment, net

	2010	2009

Land and land rights, including mines	$286.6	$246.1
Structures	4,819.9	3,905.1
Machinery and equipment	7,070.2	6,144.9

	12,176.7	10,296.1

Less: Accumulated depreciation and depletion	5,328.2	4,628.4

	6,848.5	5,667.7

Construction work-in-progress	700.2	1,133.6

	$7,548.7	$6,801.3

F. Other Assets

	2010	2009

Deferred mine development	$173.1	$171.2
Deferred income taxes	408.7	203.4
Prepaid pension benefit	58.4	59.5
Deferred charges and other	829.5	703.0
Goodwill	39.2	40.7
Computer software costs	33.7	36.7

	$1,542.6	$1,214.5

G. Short-Term Borrowings and Capital Lease Obligations

During 2009, Alumina Espanola received advances from Aluminio Espanol (100% owned by Alcoa) under a line of credit to fund working capital needs. The amount outstanding under this arrangement is $218.5 and $229.4 at December 31, 2010 and 2009, respectively. During 2008, Alumina Espanola received advances from the partners of AWAC and entered into a revolving credit facility to fund working capital needs. This note was paid on December 31, 2009.

AofA has capital lease obligations recorded, primarily related to mining equipment and the Booragoon office. Outstanding amounts under these leases classified as short-term are $2.6 and $2.3 at December 31, 2010 and 2009, respectively.

During 2008, AWA Brazil entered into a capital lease obligation for energy assets. The term of this arrangement is for five years. Annual payments of approximately $7.0 are required. Amounts outstanding under this arrangement were $38.7 ($9.9 short-term) and $42.9 ($8.8 short-term) as of December 31, 2010 and 2009.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

In May 2001, Alcoa entered into a loan agreement with AWA LLC, an entity within AWAC, whereby AWA LLC may borrow funds from Alcoa in various instalments or “draw downs.” Each individual “draw down” has its own maturity not to exceed 60 days, and bears interest at the rate for deposits in U.S. dollars equal to Alcoa’s one-month borrowing rate in the commercial market. Amounts outstanding under this arrangement were $3.0 as of December 31, 2009. No amounts were outstanding under this arrangement at December 31, 2010.

AWAC participates in computerized payable settlement arrangements with certain vendors and third-party intermediaries. As of December 31, 2010 and 2009, short-term borrowings included $23.0 and $27.7, respectively, of amounts that will be paid through the third-party intermediaries. The arrangements provide that, at the vendor’s request, the third-party intermediary advances the amount of the scheduled payment to the vendor, less an appropriate discount, before the scheduled payment date. AWAC makes payment to the third-party intermediary on the date stipulated in accordance with the commercial terms negotiated with its vendors. Imputed interest on the borrowings was $0.5 and $0.9 and $2.1 in 2010, 2009 and 2008, respectively. See Note A for additional information.

H. Related Party Transactions

AWAC is controlled by its majority owner, Alcoa. AWAC receives related party sales revenues for alumina and chemical products sold to:

	2010	2009	2008

Alcoa	$2,004.1	$1,371.9	$2,539.7
Other	—	—	26.3

	$2,004.1	$1,371.9	$2,566.0

The terms for all transactions and agreements between related parties and AWAC are established by negotiation between the parties.

Certain entities within AWAC have entered into contractual agreements with Alcoa for employee services (principally related to employees of the U.S. operations), an administrative services agreement, a commodity hedging agreement and an alumina sales agreement. Total costs incurred by AWAC for these agreements were approximately $72.9 in 2010, $69.0 in 2009, and $80.3 in 2008. AWAC also has a long-term bauxite purchase agreement with a partially-owned entity. Total purchases under this agreement were approximately $126.9, $149.0 and $199.5 during 2010, 2009 and 2008, respectively.

Certain employees of AWAC receive stock options under Alcoa’s stock incentive plans, and AWAC receives charges for stock option exercises under these plans. In 2010, 2009 and 2008, AWAC was charged and paid $2.7, $1.0 and $3.2, respectively, for stock option exercises and restricted share unit distributions under Alcoa stock incentive plans. As options are exercised, amounts to reimburse for issuance of shares were reflected as a dividend paid to partners, net of $0.9 in 2010, $0.3 in 2009 and $1.0 in 2008. For additional information, see Note K.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

Casualty Losses

AWAC reduced cost of goods sold by $7.7 and $5.7 for business interruption proceeds and reduced cost of goods sold by $6.7 and $4.2 for property damage caused by Hurricane Dean to the Jamalco facility for the years ended December 31, 2009 and 2008, respectively. Final settlement was made in 2009.

Related Party Notes Receivable

In 2009, AWAC received $97.4 in cash as part of the acquisition of the BHP subsidiary that holds an interest in Suriname. This cash, as well as operating cash swept from the Suriname entity, is being held in a bank account in Alcoa Global Treasury Services (AGTS). The value of this note receivable with AGTS is $120.0 at December 31, 2010 and $92.0 at December 31, 2009. Interest is accrued at a rate of 0.75%. This note was paid in January 2011.

Related Party Borrowings

Certain entities within AWAC have borrowings with entities within Alcoa. See Note G for additional information.

I. Lease Expense

Certain equipment, including process control hardware and software, as well as warehousing, office space, and ocean going vessels are under operating lease agreements. Total expense from continuing operations for all leases was $100.5 in 2010, $80.0 in 2009 and $81.3 in 2008. Under operating leases, minimum annual rentals are $69.9 in 2011, $35.0 in 2012, $16.9 in 2013, $11.4 in 2014, $9.2 in 2015 and a total of $17.2 for 2016 and thereafter.

J. Pension Plans and Other Postretirement Benefits

Entities within AWAC maintain pension plans covering certain non U.S. employees. Pension benefits generally depend upon length of service, job grade, and remuneration. Substantially all benefits are paid through pension trusts that are sufficiently funded to ensure that all plans can pay benefits to retirees as they become due.

Entities within AWAC maintain health care and life insurance benefit plans covering certain non U.S. retired employees. Generally, the medical plans pay a percentage of medical expenses, reduced by deductibles and other coverages. Life benefits are generally provided by insurance contracts. The entities retain the right, subject to existing agreements, to change or eliminate these benefits.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

The table below reflects the status of AWAC’s pension and postretirement benefit plans.

	Pension Benefits		Postretirement Benefits
	2010	2009	2010	2009

Change in benefit obligation
Benefit obligation at beginning of year	$913.4	$705.6	$70.1	$36.2
Service cost	37.6	32.2	0.7	0.4
Interest cost	51.2	49.4	4.5	3.1
Amendments	—	—	—	0.1
Actuarial (gains) losses	4.7	(3.1)	7.1	4.1
Benefits paid	(73.8)	(82.1)	(3.9)	(2.7)
Participants' contributions	17.1	15.1	—	—
Settlements	—	—	—	—
Acquisition	—	54.6	—	26.4
Exchange rate	79.0	141.7	1.4	2.5

Projected benefit obligation at end of year	$1,029.2	$913.4	$79.9	$70.1

Change in plan assets
Fair value of plan assets at beginning of year	$880.1	$577.8	$—	$—
Actual return on plan assets	49.3	81.8	—	—
Employer contributions	62.8	101.9	—	—
Participants’ contributions	17.1	15.1	—	—
Benefits paid	(73.8)	(82.1)	—	—
Settlements	—	—	—	—
Administrative expenses	(14.3)	(17.3)	—	—
Acquisition	—	94.0	—	—
Exchange rate	68.4	108.9	—	—

Fair value of plan assets at end of year	$989.6	$880.1	$—	$—

Funded status	$(39.6)	$(33.3)	$(79.9)	$(70.1)
Amounts attributed to joint venture partners	3.3	(0.7)	1.0	1.1

Net funded status	$(36.3)	$(34.0)	$(78.9)	$(69.0)

Amounts recognized in the Combined Balance
Sheets consist of
Noncurrent assets	$58.4	$59.5	$—	$—
Current liabilities	—	—	(4.0)	(3.5)
Noncurrent liabilities	(94.7)	(93.5)	(74.9)	(65.5)

Net amount recognized	$(36.3)	$(34.0)	$(78.9)	$(69.0)

Amounts recognized in accumulated other comprehensive income consist of
Net actuarial (gains) loss	$330.7	$285.1	$(19.2)	$(27.7)
Prior service cost	3.9	6.5	2.1	2.6

Total, before tax effect	334.6	291.6	(17.1)	(25.1)

Less: Amounts attributed to joint venture partners	14.6	8.6	0.4	0.5

Net amount recognized, before tax effect	$320.0	$283.0	$(17.5)	$(25.6)

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

	Pension Benefits		Postretirement Benefits
	2010	2009	2010	2009
Components of net periodic benefit costs
Service cost	$35.9	$30.9	$0.6	$0.4
Interest cost	48.4	47.0	4.3	3.0
Expected return on plan assets	(65.5)	(52.1)	—	—
Amortization of prior service cost	2.6	3.1	0.5	0.4
Recognized actuarial (gains) losses	17.5	16.9	(2.0)	(2.8)
Settlement	—	—	—	—

Net periodic benefit costs	$38.9	$45.8	$3.4	$1.0

	Pension Benefits		Postretirement Benefits
	2010	2009	2010	2009
Other changes in Plan assets and benefit obligations recognized in other comprehensive income consist of
Net loss (gain)	$63.1	$37.8	$6.5	$2.4
Amortization of net gain (loss)	(17.5)	(16.9)	2.0	2.8
Prior service cost (credit)	—	—	—	0.3
Amortization of prior service (cost) benefit	(2.6)	(3.1)	(0.5)	(0.4)

Totals before tax effect	43.0	17.8	8.0	5.1

Less: Amounts attributed to joint venture partners	6.0	1.6	(0.1)	0.1

Net amount recognized before tax effect	$37.0	$16.2	$8.1	$5.0

	Pension Benefits 2011	Postretirement Benefits 2011

Amounts expected to be recognized in net periodic benefit cost
Prior service cost recognition	$23.3	$0.6
Actuarial loss (gain) recognition	2.6	(1.6)

Pension Plan Benefit Obligations

	Pension Benefits
	2010	2009
The projected benefit obligation and accumulated benefit obligation for all defined benefit pension plans was as follows
Projected benefit obligation	$1,029.2	$913.4
Accumulated benefit obligation	993.1	878.5

The aggregate projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets was as follows
Projected benefit obligation	819.3	716.3
Fair value of plan assets	720.3	619.5

The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets was as follows
Accumulated benefit obligation	803.5	702.3
Fair value of plan assets	720.3	619.5

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

Assumptions

Weighted average assumptions used to determine benefit obligations at December 31:

	2010	2009

Weighted average assumptions
Discount rate, at year end	5.56%	5.88%
Rate of compensation increase	3.97%	4.08%

For a significant portion of the AWAC benefit obligation, the discount rate is based upon a yield available on government bonds with a term suitable to match the liabilities.

For plans in countries that have a deep corporate bond market, the discount rate is determined using a Company-specific yield curve model (above-median) developed with the assistance of an external actuary. The cash flows of these plans’ projected benefit obligations are discounted using a single equivalent rate derived from yields on high quality corporate bonds, which represent a broad diversification of issuers in various sectors, including finance and banking, manufacturing, transportation, insurance, and pharmaceutical, among others. The yield curve model parallels the plans’ projected cash flows, which have an average duration of 10 years, and the underlying cash flows of the bonds included in the model exceed the cash flows needed to satisfy the Company’s plans’ obligations multiple times.

Weighted average assumptions used to determine the net cost for years ended December 31:

	2010	2009	2008

Weighted average assumptions
Discount rate, at year end	5.88%	6.59%	5.90%
Expected long-term return on plan assets	7.67%	7.92%	7.75%
Rate of compensation increase	4.08%	4.33%	3.65%

The expected return on plan assets is based on historical performance as well as expected future rates of return on plan assets considering the current investment portfolio mix and the long-term investment strategy.

Assumed health care cost trend rates at December 31:

	2010	2009	2008

Health care cost trend rate assumed for next year	6.5%	6.5%	6.5%
Rate to which the cost trend rate gradually declines	5.0%	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain	2015	2014	2013

The assumed health care cost trend rate is used to measure the expected cost of gross eligible charges covered by Alcoa’s other postretirement benefit plans. For 2011, the use of a 6.5% trend rate will continue, reflecting management’s best estimate of the change in future health care costs covered by the plans.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

Assumed health care cost trend rates have an effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	1%
	Increase	Decrease

Effect on total of service and interest cost components	$0.8	$(0.6)
Effect on postretirement benefit obligations	11.5	(8.8)

Plan Assets

AWAC’s pension plans’ investment policy, weighted average asset allocations at December 31, 2010 and 2009, by asset category, are as follows:

	Policy Range	Plan Assets
		2010	2009

Asset category
Equity securities	20-80%	40%	39%
Debt securities	0-80%	44%	48%
Real estate	0-20%	7%	7%
Other	0-40%	9%	6%

		100%	100%

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

The following section describes the valuation methodologies used by the trustee to measure the fair value of pension and postretirement benefit plan assets, including an indication of the level in the fair value hierarchy in which each type of asset is generally classified

Equity Securities These securities consist of direct investments in the stock of publicly traded companies. Such investments are valued based on the closing price reported in an active market on which the individual securities are traded. As such, the direct investments are generally classified in Level 1, while the commingled funds are generally classified in Level 2.

Equity Securities (Commingled Funds) These securities consist of the plans’ share of commingled funds that are invested in the stock of publicly traded companies. Such investments are valued at the net asset value of shares held at December 31st. As such, these securities are generally included in Level 2.

Debt Securities These securities consist of publicly traded U.S. and non U.S. fixed interest obligations (principally corporate bonds and debentures). Such investments are valued through consultation and evaluation with brokers in the institutional market using quoted prices and other observable market data. As such, a portion of these securities are included in both Level 1 and 2.

Other Investments These investments include, among others, cash and cash equivalents, exchange traded funds, real estate investment trusts, and direct investments of private real estate and private equity. Cash and cash equivalents consist of government securities with maturities less than one year and commingled funds. Such investments are generally valued using quoted prices or observable market data. As such, these funds are included in both Level 1 and 2. Exchange traded funds, such as gold, and real estate investment trusts are valued based on the closing price reported in an active on which the investments are traded, and therefore, are included in Level 1. Direct investments of private real estate and private equity are valued by investment managers based on the most recent financial information available, which typically represents significant unobservable data. As such, these investments are generally classified as Level 3. If fair value is able to be determined through the use of quoted market prices of similar assets or other observable market data, then the investments are classified in Level 2.

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

The following tables present the fair value of pension and postretirement plan assets classified under the appropriate level of the fair value hierarchy:

	2010
	Level 1		Level 2		Level 3		Total
Equity securities		$260.8		$134.9		$—		$395.7
Debt securities		261.9		168.9		—		430.8
Other investments		21.4		59.9		81.2		162.5

	*$	544.1	*$	363.7	*$	81.2	*$	989.0

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

*	The total fair value of pension assets excludes a net receivable of $0.6 which represents interest and dividends earned on various investments.

	2009
	Level 1		Level 2		Level 3		Total
Equity securities		$242.6		$96.7		$—		$339.3
Debt securities		325.3		92.9		—		418.2
Other investments		17.5		48.2		55.7		121.4

	*$	585.4	*$	237.8	*$	55.7	*$	878.9

*	The total fair value of pension assets excludes a net receivable of $1.2 which represents interest and dividends earned on various investments.

Pension plan assets classified as Level 3 in the fair value hierarchy represent other investments in which the trustee has used significant unobservable inputs in the valuation model. The following table presents a reconciliation of activity for such alternative investments:

	2010	2009

Balance at beginning of year	$55.7	$50.8
Realized gains	3.8	1.1
Unrealized gains	7.3	(6.1)
Purchases, sales, issuances and settlements	10.0	2.6
Exchange rate	4.4	7.3
Transfers in and (or) out of Level 3	—	—

Balance at end of year	$81.2	$55.7

Cash Flows

The minimum required cash contribution to the pension plans in 2011 is estimated to be $52.9.

Benefit payments expected to be paid to plan participants are as follows:

	Pension Benefits	Postretirement Benefits

Years Ending
2011	$119.8	$4.0
2012	96.5	4.2
2013	97.0	4.4
2014	96.8	4.4
2015	97.3	4.6
2016 through 2020	497.0	24.8

	$1,004.4	$46.4

Other Plans

Certain AWAC employees participate in a number of defined contribution pension plans sponsored by Alcoa. Expenses were $35.4 in 2010, $30.1 in 2009 and $31.6 in 2008.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

Certain AWAC employees participate in postretirement plans and pension plans sponsored by Alcoa. Total expenses related to these plans were $5.4 and $3.8 in 2010, $5.4 and $2.5 in 2009, and $5.5 and $2.5 in 2008, respectively.

K. Stock-Based Compensation

Stock options to purchase stock of Alcoa under Alcoa’s stock-based compensation plans have been granted at not less than market prices on the dates of grant. For performance stock options granted in 2010, the final number of options granted was based on Alcoa’s adjusted free cash flow and profitability against pre-established targets. For performance stock options granted in 2009, the final number of options granted was based on Alcoa’s adjusted free cash flow against a pre-established target. For performance stock options granted in 2008, the final number of options granted was based on the outcome of Alcoa’s annual return on capital results against the results of a comparator group of companies.

Stock option features based on date of original grant are as follows:

Date of Original Grant	Vesting	Term	Reload Feature

2002 and prior	One year	10 years	One reload over option term
2003	3 years ( 1/3 each year)	10 years	One reload in 2004 for 1/3 vesting in 2004
2004 - 2009	3 years ( 1/3 each year)	6 years	None
2010	3 years ( 1/3 each year)	10 years	None

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

The following table summarizes the total compensation expense recognized for all options and restricted share units. There was no stock-based compensation expense capitalized in 2010, 2009 or 2008.

	2010	2009	2008

Compensation expense reported in income
Stock option grants	$1.7	$1.8	$0.7
Restricted share unit grants	2.3	2.2	4.3

Total compensation expense before income taxes	4.0	4.0	5.0
Income tax benefit	1.3	1.3	1.6

Total compensation expense, net of income tax benefit	$2.7	$2.7	$3.4

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

The fair value of options is estimated on the date of grant or subsequent reload using the lattice pricing model with the following assumptions:

	2010	2009	2008

Weighted average fair value per option	$4.67	$3.34	$6.41
Average risk-free interest rate	0.14-3.62%	0.30-2.65%	3.01-3.66%
Expected dividend yield	1.10%	1.20%	2.10%
Expected volatility	47-51%	38-76%	31-34%
Expected annual forfeiture rate	4.00%	3.00%	3.00%
Expected exercise behavior	35%	43%	39%
Expected life (years)	5.60	4.20	4.00

The following assumption descriptions are applicable to both new option grants and reload option grants. The range of risk-free interest rates is based on a yield curve of interest rates at the time of the grant based on the contractual life of the option. Due to a decline in Alcoa’s stock price in 2008 and dividend payments in 2009, the expected dividend yields for 2010 and 2009, respectively, are based on a one-year and a three-month average. Expected dividend yield in 2008 is based on a five-year average. Expected volatility is based on historical and implied volatilities over the term of the option. AWAC utilizes historical option exercise and forfeiture data to estimate expected annual pre- and post-vesting forfeitures. The expected exercise behaviour assumption represents a weighted average exercise ratio of gains based on historical exercise patterns for grants issued over the number of years in the contractual option term.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

The activity for stock options is as follows (shares and aggregate intrinsic value in millions):

	2010	2009	2008

Outstanding, beginning of year
Number of options	2.8	2.2	2.5
Weighted average exercise price	$26.18	$34.45	$34.23
Granted
Number of options	0.3	0.9	0.2
Weighted average exercise price	$13.54	$8.33	$31.67
Exercised
Number of options	(0.1)	—	(0.4)
Weighted average exercise price	$8.33	n/a	$32.46
Expired or forfeited
Number of options	(0.8)	(0.2)	(0.1)
Weighted average exercise price	$37.56	$32.30	$35.48
Transferred in
Number of options	0.5	—	0.1
Weighted average exercise price	$28.52	$28.60	$33.54
Transferred out
Number of options	(0.4)	(0.1)	(0.1)
Weighted average exercise price	$26.69	$34.49	$30.05
Outstanding, end of year
Number of options	2.3	2.8	2.2
Weighted average exercise price	$22.05	$26.18	$34.45
Exercisable, end of year
Number of options	1.4	1.9	2.0
Weighted average exercise price	$29.02	$34.68	$35.07

The total intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008 was $0.5, $0, and $3.9, respectively. The cash received from exercises for 2010 was $0.9, and the tax benefit was $0.1.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

The following tables summarize certain stock option information at December 31, 2010 (shares and intrinsic value in millions):

Options Fully Vested and/or Expected to Vest*

Range of Exercise Price	Number	Weighted Average Contractual Life	Weighted Average Exercise Price	Intrinsic Value

$8.33 - $27.67	1.2	5.00	$11.20	$5.9
$27.68 - $35.49	0.6	0.80	30.35	—
$35.50 - $46.45	0.5	0.89	37.06	—

	2.3	2.95	$22.05	$5.9

*	Expected forfeitures are immaterial to AWAC and are not reflected in the table above.

Options Fully Vested and Exercisable

Range of Exercise Price	Number	Weighted Average Contractual Life	Weighted Average Exercise Price	Intrinsic Value

$8.33 - $27.67	0.3	3.22	$14.26	$1.4
$27.68 - $35.49	0.6	0.71	30.42	—
$35.50 - $46.45	0.5	0.89	37.06	—

	1.4	1.34	$29.02	$1.4

In addition to stock option awards, the company has granted restricted share units and performance share awards. Both vest three years from the date of grant. Performance share awards are issued at target, and the final award amount is determined at the end of the performance period.

The following table summarizes the restricted share units and performance share awards (shares in millions):

	Restricted Share Units	Awards	Total	Weighted Average Per Share FMV

Outstanding at January 1, 2010	0.43	0.03	0.46	$22.03
Granted	0.20	0.02	0.22	13.49
Distributed	(0.11)	—	(0.11)	30.86
Forfeited	(0.04)	—	(0.04)	13.95
Transferred in	0.01	—	0.01	28.36
Transferred out	(0.06)	—	(0.06)	28.66
Performance share adjustment	—	—	—	13.54

Outstanding at December 31, 2010	0.43	0.05	0.48	$16.06

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

At December 31, 2010, there was $1.3 (pre-tax) of unrecognized compensation expense related to non-vested stock option grants, and $1.8 (pre-tax) of unrecognized compensation expense related to restricted share unit grants. These expenses are expected to be recognized over a weighted average period of 1.5 years. As of December 31, 2010, the following table summarizes the unrecognized compensation expense expected to be recognized in future periods.

Stock-Based Compensation Expense (Pre-tax)

2011	$2.1
2012	0.9
2013	0.1

$3.1

L. Income Taxes

The components of income (loss) before taxes on income were:

	2010	2009	2008

U.S.	$(44.3)	$(16.0)	$(148.6)
Foreign	416.1	112.6	1,173.1

	$371.8	$96.6	$1,024.5

The provision (benefit) for taxes on income consisted of:

	2010	2009	2008
Current
U.S. federal	$10.0	$(0.3)	$20.5
Foreign	212.1	58.4	414.5

	222.1	58.1	435.0

Deferred
U.S. federal	(4.8)	6.7	2.7
Foreign	(180.8)	(74.6)	(5.2)

	(185.6)	(67.9)	(2.5)

	$36.5	$(9.8)	$432.5

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

Reconciliation of the U.S. federal statutory rate to AWAC’s effective tax rate follows:

	2010	2009	2008

U.S. federal statutory rate	35.0%	35.0%	35.0%
(Income) Loss not taxed to AWAC (pass-through entities)	6.9	(3.1)	6.4
Goodwill amortization benefit	(7.9)	(29.3)	(0.2)
Tax holiday adjustment	(13.8)	—	—
Taxes on foreign income	(10.5)	(12.1)	(1.7)
Tax law change	—	—	2.5
Other	0.1	(0.6)	0.2

Effective tax rate	9.8%	(10.1)%	42.2%

AWAC has unamortized tax-deductible goodwill of $245 resulting from intercompany reorganizations. AWAC recognizes the tax benefits associated with this tax-deductible goodwill as it is being amortized for local income tax purposes rather than in the period in which the transaction is consummated.

The 2010 tax provision includes a $49.0 out-of-period adjustment related to re-measuring deferred tax assets in Brazil that arose during 2008 and 2009 from the difference between the holiday rate and the statutory rate. This adjustment increased foreign deferred tax assets and reduced the 2010 foreign deferred tax provision by $49.0 ($20.0 related to 2008 and $29.0 related to 2009). The impact of these adjustments to current and prior periods is not material.

The components of net deferred tax assets and liabilities at December 31 follow:

	2010		2009
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets		Deferred Tax Liabilities
Depreciation	$140.5	$267.6	$101.7	*	$234.3
Employee benefits	143.6	—	106.6	*	—
Loss provisions	78.8	6.4	46.4	*	—
Tax loss carryforwards	347.6	—	147.3	*	—
Tax credit carryforwards	3.1	—	2.8		—
Deferred income/expense	—	136.1	—		122.2
Other	16.5	132.1	51.3	*	80.0

	730.1	542.2	456.1		436.5

Valuation allowance	(110.9)	—	(89.9)		—

	$619.2	$542.2	$366.2		$436.5

*	These amounts have been revised from the prior year presentation to include amounts previously excluded to reflect them on a “gross” basis. Such amounts were not included in the valuation allowance balances, nor in the related gross deferred tax asset balances in the prior year financial statements, but were instead reflected as a reduction of the deferred tax assets, effectively presenting them on a “net” basis. The change to “gross” rather than “net” presentation of these amounts had no impact on reported income tax expense for any period.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

The following table details the expiration periods of the deferred tax assets presented above:

	Expires within 7 Years	Expires within 8-15 Years	No Expiration**	Other**	Total

Tax loss carryforwards	$56.8	$86.0	$204.8	$—	$347.6
Tax credit carryforwards	—	3.1	—	—	3.1
Other	—	—	—	379.4	379.4
Valuation allowances	(49.6)	—	—	(61.3)	(110.9)

	$7.2	$89.1	$204.8	$318.1	$619.2

**	Deferred tax assets with no expiration may still have annual limitations on utilization. Other represents deferred tax assets whose expiration is dependent upon the reversal of the underlying temporary difference. A substantial amount of Other relates to employee benefits that will become deductible for tax purposes over an extended period of time as contributions are made to employee benefit plans and payments are made to retirees.

The total deferred tax asset (net of valuation allowance) is supported by taxable temporary differences that reverse within the carry forward period.

Valuation allowances are recorded to reduce deferred tax assets Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. In evaluating the need for a valuation allowance, management considers all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as all available positive and negative evidence. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carry forward period, including from tax planning strategies, and the Company’s experience with similar operations. Existing favourable contracts and the ability to sell product into established markets are additional positive evidence. Negative evidence includes items such as cumulative losses, projections of future losses, or carry forward periods that are not long enough to allow the utilization of the deferred tax asset based on existing projections of income. In certain jurisdictions, deferred tax assets related to cumulative losses exist without a valuation allowance where in management’s judgment the weight of the positive evidence more than offsets the negative evidence of the cumulative losses. Upon changes in facts and circumstances, management may conclude that deferred tax assets for which no valuation allowance is currently recorded may not be realizable in future periods, resulting in a future charge to record a valuation allowance. Existing valuation allowances are re-examined under the same standards of positive and negative evidence. If it is determined that it is more likely than not that a deferred tax asset will be realized, the appropriate amount of the valuation allowance, if any, is released. Deferred tax assets and liabilities are also re-measured to reflect changes in underlying tax rates due to law changes and the granting and lapse of tax holidays.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

The following table details the changes in the valuation allowance at December 31:

	2010	2009

Balance at beginning of year	$89.9	$—
Increase to allowance	27.7	—
Release of allowance	(6.7)	—
Acquisitions	—	89.9

Balance at end of year	$110.9	$89.9

At December 31, 2010, certain foreign subsidiaries of AWAC have undistributed net earnings for which no deferred taxes have been provided. Management has no plans to distribute such earnings in the foreseeable future. It is not practical to determine the deferred tax liability on these earnings.

M. Derivatives and Other Financial Instruments

AWAC is exposed to certain risks relating to its ongoing business operations, including financial, market, political, and economic risks. The following discussion provides information regarding AWAC’s exposure to the risks of changing commodity prices and foreign currency exchange rates.

AWAC’s commodity and derivative activities are subject to the management, direction, and control of Alcoa’s Strategic Risk Management Committee (SRMC). The SRMC is composed of the chief executive officer, the chief financial officer, and other officers and employees that the chief executive officer selects. The SRMC reports to the Board of Directors on the scope of its activities.

The aluminium, energy, interest rate, and foreign exchange contracts are held for purposes other than trading. They are used primarily to mitigate uncertainty and volatility, and to cover underlying exposures. The Company is not involved in trading activities for energy, weather derivatives, or other non-exchange commodity trading activities.

The fair values of outstanding derivative contracts recorded as assets in the accompanying combined balance sheet were as follows:

	Balance Sheet Location	2010	2009

Asset Derivatives
Derivatives designated as hedging instruments
Energy contracts	Prepaid expenses	$—	$8.1
	and other current assets
Energy contracts	Other assets	9.0	—
Derivatives not designated as hedging instruments
Aluminum contracts	Prepaid expenses
	and other current assets	0.4	—
Aluminum contracts	Other assets	0.4	—

Total asset derivatives		$9.8	$8.1

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

The fair values of outstanding derivative contracts recorded as liabilities in the accompanying Combined Balance Sheet were as follows:

	Balance Sheet Location	2010	2009

Liability Derivatives
Derivatives not designated as hedging instruments
Aluminum contracts	Other current liabilities	$—	$67.1
Energy contracts	Other current liabilities	—	1.8
Foreign exchange contracts	Other current liabilities	—	4.2

Total liability derivatives		$—	$73.1

The following table shows the net fair values of outstanding derivative contracts at December 31, 2010 and the effect on these amounts of a hypothetical change (increase or decrease of 10%) in the market prices or rates that existed at December 31, 2010:

	Fair Value (Loss) Gain	Index change +/- 10%

Aluminum contracts	$0.8	$1.0
Energy contracts	9.0	220.8

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

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Inputs that are both significant to the fair value measurement and unobservable.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

Derivative contracts are valued using quoted market prices and significant other observable and unobservable inputs. Such financial instruments consist of aluminium, energy, and foreign exchange contracts. The fair values for the majority of these derivative contracts are based upon current quoted market prices. These financial instruments are all exchange-traded and are classified within Level 1 of the fair value hierarchy as the quotations are deemed to be an active market.

For certain derivative contracts whose fair value is based upon trades in liquid markets, such as aluminium options, valuation model inputs can generally be verified and valuation techniques do not involve significant management judgment. The fair value of such financial instruments are generally classified within Level 2 of the fair value hierarchy.

AWAC has other derivative contracts that do not have observable market quotes. For these financial instruments, management uses significant other observable inputs. For periods beyond the term of quoted market prices for energy, management has developed a forward curve based on independent consultant market research. Where appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads, and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management’s best estimate is used (Level 3).

The following table presents AWAC’s derivative contract assets and liabilities that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy (there were no transfers in or out of Levels 1 and 2 during the periods presented):

	2010	2009

Assets
Level 1	$—	$8.1
Level 2	0.8	—
Level 3	9.0	—
Margin held	—	—

	$9.8	$8.1

Liabilities
Level 1	$—	$73.1
Level 2	—	—
Level 3	—	—
Margin posted	—	—

	$—	$73.1

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

Financial instruments classified as Level 3 in the fair value hierarchy represent derivative contracts in which management has used at least one significant unobservable input in the valuation model. The following table presents a reconciliation of activity for such derivative contracts on a net basis:

	2010	2009

Balance at beginning of period	$—	$—
Total gains or losses (realized and unrealized) included in	—	—
Sales	—	—
Cost of goods sold	—	—
Other expenses (income), net	—	—
Other comprehensive income	9.0	—
Purchases, sales, issuances and settlements	—	—
Transfers in and (or) out of Level 3	—	—

Balance at end of period	$9.0	$—

	2010	2009

Total (losses) or gains included in earnings attributable to change in unrealized gains or losses relating to derivative the contracts held at December 31, 2010
Sales	$—	$—
Cost of goods sold	—	—
Other expenses (income), net	—	—

As reflected in the table above, the net unrealized loss on derivative contracts using Level 3 valuation techniques was $9.0 as of December 31, 2010.

Included within Level 3 measurements are derivative financial instruments that hedge the cost of electricity. In 2010, AWAC entered into a contract to hedge the anticipated power requirements at two smelters in Australia. These derivatives hedge forecasted power purchases through December 2036. Beyond the term where market information is available, management has developed a forward curve, for valuation purposes, based on independent consultant market research. The effective portion of gains and losses on these contracts were recorded in other comprehensive income on the combined balance sheets until the designated hedge periods begin in 2014 and 2016. Once the hedge periods begin, realized gains and losses will be recorded in Cost of goods sold.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

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

	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion)			Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)*			Location of Gain or (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing	Amount of Gain or (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)**
	Year Ended December 31,				Year Ended December 31,				Year Ended December 31,
Derivatives in cash flow hedging relationships	2010	2009	2008		2010	2009	2008		2010	2009	2008

Aluminum contract	$15.0	$(44.6)	$—	Sales	$(28.6)	$0.2	$—	Other (income) expense, net	$—	$—	$—
Energy contracts	(12.2)	4.0	7.5	Cost of Goods sold	(14.4)	—	6.0	Other (income) expense, net	—	—	—
Foreign exchange contracts	(1.5)	(3.0)	—	Sales	(8.6)	—	—	Other (income) expense, net	—	—	—
Interest rate contracts***	(0.4)	(6.8)	—	Other (income) expense, net	—	—	—	Other (income) expense, net	—	—	—

	$0.9	$(50.4)	$7.5		$(51.6)	$0.2	$6.0		$—	$—	$—

*	Assuming market rates remain constant with the rates at December 31, 2010, no gain/loss is expected to be recognized in earnings over the next 12 months as all contracts are expected to be settled beyond 2011.
**	For the year ended December 31, 2010, 2009, and 2008, there were no amounts of gain or (loss) recognized in income related to the ineffective portion of the hedging relationships or excluded from the assessment of hedge effectiveness.
***	Alcoa invests in an equity method investment which holds interest rate swaps which are designated as cash flow hedges.

Aluminium and Energy

AWAC anticipates the continued requirement to sell aluminium and purchase other commodities, such as natural gas and fuel oil, for its operations.

Interest Rates

There were no cash flow hedges of interest rate exposures held directly by AWAC which were outstanding as of December 31, 2010, 2009, and 2008.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

Foreign Exchange

Alcoa is subject to exposure from fluctuations in foreign currency exchange rates. These contracts may be used from time to time to hedge the variability in cash flows from the forecasted payment or receipt of currencies other than the functional currency. These contracts covered periods consistent with known or expected exposures through 2010.

AWAC had the following outstanding forward contracts that were entered into to hedge forecasted transactions at December 31, 2010 and 2009 (there were no outstanding forward contracts at December 31, 2008):

	2010	2009

Aluminum contracts (kmt)	—	305.1
Energy contracts
Electricity (megawatt hours)	100,578,295	—
Natural gas (million British thermal units)	—	13,560,000
Fuel oil (metric tons)	—	304,459
Foreign exchange contracts	$—	$109.3

Other

AWAC has an LME based embedded derivative in a supply contract. AWAC has not qualified this contract for hedge accounting. The value of this embedded derivative is $0.8 at December 31, 2010. All gains or losses are recorded in other income, net. The supply contract expires in December 2012.

Material Limitations

The disclosures with respect to commodity prices, interest rates, and foreign currency exchange risk do not take into account the underlying commitments or anticipated transactions. If the underlying items were included in the analysis, the gains or losses on the futures contracts may be offset. Actual results will be determined by a number of factors that are not under Alcoa’s control and could vary significantly from those factors disclosed.

AWAC is exposed to credit loss in the event of non-performance by counterparties on the above instruments, as well as credit or performance risk with respect to its hedged customers’ commitments. Although non-performance is possible, AWAC does not anticipate non-performance by any of these parties. Contracts are with creditworthy counterparties and are further supported by cash, treasury bills, or irrevocable letters of credit issued by carefully chosen banks. In addition, various master netting arrangements are in place with counterparties to facilitate settlement of gains and losses on these contracts.

The carrying values and fair values of AWAC’s financial instruments at December 31 follow:

	2010		2009
	Carrying Value	Fair Value	Carrying Value	Fair Value

Cash and cash equivalents	$331.6	$331.6	$203.4	$203.4
Notes receivable	120.0	120.0	82.5	82.5
Short-term borrowings	253.9	253.9	271.3	271.3

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

The methods used to estimate the fair value of certain financial instruments follow:

Cash and Cash Equivalents and Short-Term Borrowings

The carrying amount approximates fair value because of the short maturity of the instruments. The short-term borrowings weighted average interest rate is 3.07% in 2010 and 2.79% in 2009.

Notes Receivable

The fair value of notes receivable is based on anticipated cash flows which approximates carrying value.

N. Cash Flow Information

Cash payments for interest and taxes follow:

	2010	2009	2008

Interest	12.7	9.6	10.2
Income taxes	106.9	138.7	562.6

O. Commitments and Contingencies

On February 27, 2008, Alcoa Inc. received notice that Aluminium Bahrain B.S.C. (“Alba”) had filed suit against Alcoa Inc. and Alcoa World Alumina LLC (collectively, “Alcoa”), and others, in the U.S. District Court for the Western District of Pennsylvania (the “Court”), Civil Action number 08-299, styled Aluminium Bahrain B.S.C. v. Alcoa Inc., Alcoa World Alumina LLC, William Rice, and Victor Dahdaleh. The complaint alleges that certain Alcoa entities and their agents, including Victor Phillip Dahdaleh, have engaged in a conspiracy over a period of 15 years to defraud Alba. The complaint further alleges that Alcoa and its employees or agents (1) illegally bribed officials of the government of Bahrain and (or) officers of Alba in order to force Alba to purchase alumina at excessively high prices, (2) illegally bribed officials of the government of Bahrain and (or) officers of Alba and issued threats in order to pressure Alba to enter into an agreement by which Alcoa would purchase an equity interest in Alba, and (3) assigned portions of existing supply contracts between Alcoa and Alba for the sole purpose of facilitating alleged bribes and unlawful commissions. The complaint alleges that Alcoa and the other defendants violated the Racketeer Influenced and Corrupt Organizations Act (“RICO”) and committed fraud. Alba’s complaint seeks compensatory, consequential, exemplary, and punitive damages, rescission of the 2005 alumina supply contract, and attorneys’ fees and costs. Alba seeks treble damages with respect to its RICO claims.

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

In response to a motion filed by the DOJ on March 27, 2008, the Court ordered the suit filed by Alba to be administratively closed and that all discoveries be stayed to allow the DOJ to fully conduct an investigation without the interference and distraction of ongoing civil litigation. The Court further ordered that the case will be reopened at the close of the DOJ’s investigation. Alcoa is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

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

In October 2004, AWAC agreed to acquire a 20% interest in a consortium formed to acquire the Dampier to Bunbury Natural Gas Pipeline (“DBNGP”) in Western Australia in exchange for an initial cash investment of $17.0. The investment in the DBNGP was made in order to secure a competitively priced long-term supply of natural gas to Alcoa’s refineries in Western Australia. This investment was classified as an equity investment. AWAC has made additional contributions of $124.7, including $8.8, $30.9 and $9.4 in 2010, 2009 and 2008, respectively, and committed to invest an additional $9.6 to be paid as the pipeline expands through 2011. In March 2008, additional equity contributions of $38.0 were approved to support further expansion of the gas transmission capacity. In addition to its equity ownership, AWAC has an agreement to purchase gas transmission services from the DBNGP. AWAC’s maximum exposure to loss on the investment and related contract is approximately $478.6 as of December 31, 2010.

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

AWAC has entered into other purchase commitments for energy, raw materials and freight which total $1,100.7 in 2011, $878.4 in 2012, $490.4 in 2013, $474.9 in 2014, $481.0 in 2015, and $2,110.6 thereafter.

During 2001, AWAC entered into a ten-year agreement with a vendor to provide process control hardware and software at a ten-year cost of approximately $146.0. At December 31, 2010, amounts remaining to be paid on this agreement were approximately $13.3.

AWAC has outstanding letters of credit primarily related to trade export and leasing activities. The total amount committed under these letters of credit, which expire at various dates, mostly in 2011, was $17.9 at December 31, 2010. AWAC also has outstanding bank guarantees related to legal, customs duties, and leasing obligations, among others. The total amount committed under these guarantees, which expire at various dates, was $119.3 at December 31, 2010.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

P. Environmental Matters

AWAC continues to participate in environmental assessments and clean-ups at a number of locations. A liability is recorded for environmental remediation costs or damages when a clean-up program becomes probable and the costs or damages can be reasonably estimated. See Note A for additional information. As assessments and clean-ups proceed, the liability is adjusted based on progress in determining the extent of remedial actions and related costs and damages. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements and technological changes. Therefore, it is not possible to determine the outcomes or estimate with any degree of accuracy the potential costs for certain of these matters.

AWAC’s remediation reserve balance at the end of 2010 and 2009 was $10.9 and $7.8, respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. Of the $10.9 reserve at December 31, 2010, $2.1 is classified as current on the combined balance sheet.

Q. Restructuring and Other Charges and Income

Restructuring and other charges were $13.2, $13.1 and $88.4 during 2010, 2009 and 2008, respectively. In 2010, $7.6 was recorded as an asset impairment charge for the Point Comfort assets related to the closure of the aluminium fluoride plant, along with additional charges of $2.6 for AROs and contract termination charges. Also in 2010, unrelated to Point Comfort, there were severance charges of $4.0 and an environmental reserve reversal of ($1.0). In 2009, severance charges of $13.1 were recorded, with approximately $8.0 in Australia, approximately $4.0 within the Combined LLCs, and the remaining $1.1 in AWA Brazil. In 2008, the businesses recognized an asset impairment charge of $86.0 related to engineering costs for the planned expansion of the Jamaica refinery. Additionally in 2008, a severance charge of $2.4 for approximately 123 employees was recorded, primarily within the Combined LLCs.

Employee Termination and Severance Costs

Reserve balance at January 1, 2008	$9.3
Cash payments	(5.4)
Restructuring charges	2.4
Ongoing early retirement and other	2.4

Reserve balance at December 31, 2008	$8.7

Cash payments	(13.8)
Restructuring charges	13.1
Ongoing early retirement and other	0.4

Reserve balance at December 31, 2009	$8.4

Cash payments	(8.6)
Restructuring charges	13.2
Impairment charges	(7.6)
Other	1.5

Reserve balance at December 31, 2010	$6.9

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

R. Acquisitions

In July 2009, AWA LLC acquired a BHP Billiton (BHP) subsidiary that holds interests in four bauxite mines and one refining facility in the Republic of Suriname. These interests were part of joint ventures between AWA LLC’s wholly-owned subsidiary in Suriname (Suriname Aluminum Company LLC (Suralco) and BHP’s subsidiary in which Suralco held a 55% stake and BHP’s subsidiary held a 45% stake. This acquisition strengthens AWAC’s presence in Suriname and supports its overall growth strategy. In this transaction, in exchange for relinquishing BHP of any further obligations, liabilities, and responsibilities related to the joint ventures (certain of which could result in the recognition of charges in future periods), AWA LLC received direct ownership of the BHP subsidiary. Prior to the completion of this transaction, Suralco accounted for its 55% interest in the Suriname operations on the proportional consolidation method. The assets and liabilities of the former BHP subsidiary were included in AWAC beginning July 31, 2009 and 100% of the results of the Suriname operations were reflected in AWAC starting on August 1, 2009. AWAC recorded a gain of $101.7, which was reflected in Other income, net on the accompanying Combined Statement of Income. At the time this transaction was completed, the BHP subsidiary had $97.4 in cash, which was reflected in the accompanying Combined Statement of Cash Flows as a cash inflow on the acquisitions line.

S. Other Income, Net

	2010	2009	2008

Interest income	$(5.1)	$(9.8)	$(13.0)
Equity income	(9.9)	(7.9)	(6.8)
Gain from acquisition of assets (Suriname)	—	(101.7)	—
Foreign currency gains/losses, net	13.7	(60.3)	(15.6)
Other, net	(2.0)	3.8	(23.2)

	$(3.3)	$(175.9)	$(58.6)

T. Subsequent Events

Management evaluated all activity of AWAC through February 28, 2011 and concluded that no subsequent events have occurred that would require recognition in the combined financial statements or disclosure in the notes to the combined financial statements, except as disclosed herein.

On April 23, 2004, St. Croix Renaissance Group, L.L.L.P., Brownfield Recovery Corp., and Energy Answers Corporation of Puerto Rico (collectively referred to as “SCRG”) filed a suit against St. Croix Alumina L.L.C. and Alcoa World Alumina, L.L.C. (collectively referred to as “SCA”) in the Territorial Court of the Virgin Islands, Division of St. Croix for claims related to the sale of SCA’s former St. Croix alumina refinery to plaintiffs. SCA thereafter removed the case to federal court and after a several year period of discovery and motion practice, a jury trial on the matter took place in St. Croix from January 11, 2011 to January 20, 2011. The jury returned a verdict in favour of plaintiffs and awarded damages as described: on a claim of breaches of warranty, the jury awarded $13; on the same claim, the jury awarded punitive damages in the amount of $6; and on a negligence claim for property damage, the jury awarded $10. SCA believes the verdict is, in whole or in part, not supported by the evidence or otherwise results from errors of law committed during the trial. As a result, SCA will file motions, including for judgment notwithstanding the verdict and, to the extent such post-trial motions are not successful, it intends to pursue its rights of appeal. Notwithstanding the jury verdict, at this time, management is unable to reasonably predict the ultimate outcome or to estimate a range of reasonably possible loss.