Form 20-F
period 2011-12-31
ALUMINA LTD
filed 2012-04-25
CIK 857071

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

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

Chris Thiris, T: +61 (0) 3 8699 2600, E: chris.thiris@aluminalimited.com

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

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2011.

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

FORWARD LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements, including statements regarding (i) certain plans, strategies and objectives of management, (ii) scheduled closure of certain operations or facilities, (iii) anticipated production or construction commencement dates, (iv) expected costs of construction of projects or products or level of production output, (v) the anticipated productive lives of projects and mines and (vi) estimates of expected dividends to be received from AWAC. Forward-looking statements include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Alumina, which may cause actual results to differ materially from those expressed in the statements contained in this Annual Report.

For example, the amount of any future dividends received from AWAC will be dependent in part on the future revenues from AWAC’s operations, described in this Annual Report which in turn are based in part on the market price of the products and metals produced, which may vary significantly from current levels. Virtually all of our income is derived from our share of the earnings generated by AWAC. Such variations, if materially adverse, may impact the extent of the dividends from AWAC paid to us as well as the timing or feasibility of the development of a particular project or the expansion of certain facilities. Other factors that may affect actual construction or production commencement dates, costs or production output and anticipated lives of operations or facilities of AWAC include the ability of AWAC to profitably produce and transport its products or metals to applicable markets, the impact of foreign currency exchange rates on the market prices of the products or metals produced and activities of governmental authorities in certain countries where such facilities are being operated including increases in taxes, changes in environmental and other regulations, and political uncertainty. Alumina can give no assurances that the actual production or commencement dates, cost or production output, revenue, or anticipated lives of the facilities discussed herein will not differ materially from the statements contained in this Annual Report.

DEFINITIONS

“ADR” means an American Depositing Receipt evidencing one or more ADSs.

“ADS” means an American Depository Share.

“Alcoa” means Alcoa Inc.

“Alumina” or “Alumina Group” means Alumina Limited and its subsidiaries.

“Alumina Limited” is the registrant, formerly named WMC Limited.

“AofA” means Alcoa of Australia Limited.

“ASX” means the Australian Stock Exchange.

“AWAC” refers to the Alcoa World Alumina and Chemicals venture in which Alumina Limited holds a 40% interest and Alcoa holds a 60% interest.

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

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standard Boards (IASB).

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

“SCH” means a transfer of securities on the Clearing House Electronic Subregister System operated by ASX Settlement and Transfer Corporation Pty Ltd.

“WMC Limited” is the former name of Alumina Limited prior to the Demerger.

“WMC Resources” means WMC Resources Ltd, together with its subsidiaries.

Weights and Measures

1 kilogram	=	32.15 troy ounces

1 kilogram	=	2.205 pounds

1 tonne	=	1,000 kilograms

1 tonne	=	2,205 pounds

1 gram per tonne	=	0.0292 troy ounces per (short) ton

1 kilometre	=	0.6214 miles

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

KEY INFORMATION

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The selected financial data appearing below as at December 31, 2011, 2010, 2009, 2008 and 2007 and for the fiscal years ended December 31, 2011, 2010, 2009, 2008 and 2007 are set forth in US dollars (except as otherwise indicated), and are extracted from the audited Consolidated Financial Statements of Alumina Limited (the “Company”, “Alumina Limited” or “Alumina”, which, unless the context otherwise requires, includes Alumina Limited and its subsidiaries) which appear elsewhere herein.

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

SELECTED FINANCIAL DATA UNDER IFRS

	Year Ended December 31, 2011		Year Ended December 31, 2010		Year Ended December 31, 2009	Year Ended December 31, 2008		Year Ended December 31, 2007
			(US$ million except where indicated)
Net Sales Revenue from Continuing Operations	—		—		—	—		—

Net Income/(loss) from Continuing Operations	126.6		34.6		(23.7)	119.2		366.0

Net Income/(loss)	126.6		34.6		(23.7)	119.2		366.0

Net Income/(loss) from Operations per Ordinary Share	0.05		0.01		Negative (0.01)	0.08		0.26

Income from Continuing Operations per Ordinary Share (3)	0.05		0.01		Negative (0.01)	0.08		0.26

Diluted Net Income per Ordinary Share (4)	0.05		0.01		Negative (0.01)	0.08		0.26

Cash Dividends paid per Ordinary Share (1)

(A$/share)	0.07	(2)	0.04	(2)	Nil	0.12		0.26

(US$/share)	0.07		0.04		Nil	0.08	(2)	0.19	(2)

	At December 31, 2011		At December 31, 2010		At December 31, 2009	At December 31, 2008		At December 31, 2007
			(US$ million except where indicated)
Total assets	3,350.4		3,542.5		3,504.2	2,701.0		2,354.4
Long-term obligations	438.2		246.6		578.2	476.1		495.7
Net assets	2,854.0		3,071.5		2,918.3	1,934.9		1,457.1

Shareholders’ equity	2,854.0		3,071.5		2,918.3	1,934.9		1,457.1

Capital stock	2,154.1		2,154.1		2,154.1	1,000.8		360.7

	Millions of shares
Number of shares outstanding	2,440.2		2,440.2		2,440.2	1,459.9		1,129.0

(1)	Fully franked. See “Dividends” in Item 8A.
(2)	These conversions were made using exchange rates applicable at the dates of the dividend payments.
(3)

Basic earnings per share were determined on the basis of the weighted average number of outstanding Alumina Limited shares for the periods indicated. Refer also to Notes 1(r) and 8 to the Consolidated Financial Statements. Prior year earnings per share have been restated for the rights issue in 2009. Refer also to Note 19(b) to the Consolidated Financial Statements.

(4)

Diluted earnings per share was determined on the basis of the weighted average number of outstanding Alumina Limited shares for the periods indicated including potential shares from the conversion of partly paid shares and options into shares of Alumina Limited. Refer also to Notes 1(r) and 8 to the Consolidated Financial Statements.

KEY INFORMATION

Exchange Rates

Alumina published its consolidated financial statements in Australian dollars (“A$” or “$”) until December 2009. With the commissioning of production at the Juruti mine and the Alumar refinery in Brazil completed, Alumina Limited reached the end of the investment program in Brazil. Greater production and cash flows to shareholders are expected from these assets in the future. Most dividends are also received in US dollars. The Board recognised that this changed the balance of factors that are assessed to determine Alumina’s functional currency and determined that Alumina Limited’s functional currency will change to US dollars effective for the reporting period December 31, 2010.

Following the change in functional currency, Alumina Limited elected to change its presentation currency from Australian dollars to US dollars from January 1, 2010. The change in presentation currency represents a voluntary change in accounting policy, which has been applied retrospectively.

To give effect to the change in functional and presentation currency, the assets, liabilities, contributed equity, reserves and retained earnings of entities with an Australian dollar functional currency as at December 31, 2009, were converted to US dollars at period end exchange rates of AUD/USD 0.8972, AUD/USD 0.6928 as at December 31, 2008 and AUD/USD 0.8757 as at December 31, 2007. Revenue and expenses were converted at an average rate of AUD/USD 0.7123 for the six months ending June 30, 2009 and AUD/USD 0.8711 for the six months ending December 31, 2009, AUD/USD 0.8519 for the 12 months ending December 31, 2008 and AUD/USD 0.8387 for the 12 months ending December 31, 2007.

All data disclosed in this document are set forth in US dollars (except as otherwise indicated).

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

KEY INFORMATION

D. Risk Factors

AWAC’s business, financial condition or results of operations may be impacted by a number of factors. In addition to the factors discussed separately in this report, the following are the most significant factors that could cause AWAC’s or Alumina’s actual results to differ materially from those projected in any forward-looking statements:

The aluminium industry generally remains highly cyclical and is influenced by a number of factors including global economic conditions.

The aluminium industry generally is highly cyclical. AWAC is subject to cyclical fluctuations in global economic conditions and aluminium end-use markets. Demand for AWAC’s products is sensitive to these fluctuations. For example, 2011 was a turbulent year in the world economy, characterized by an uneven recovery in many regions and prolonged volatility and crisis in others, namely Europe. Demand for aluminium started strong at the beginning of the year but weakened in the second half. While Alumina believes that the long-term prospects for aluminium and alumina remain bright, Alumina is unable to predict the future course of industry variables or the strength, pace or sustainability of the economic recovery and the effects of government intervention. Another major economic downturn, a prolonged recovery period, or disruptions in the financial markets could have a material, adverse effect on AWAC’s and Alumina’s business or financial condition or results of operations.

Market-driven balancing of global aluminium supply and demand may be disrupted by non-market forces or other impediments to production closures.

Alcoa Inc. (“Alcoa”) and certain other aluminium producers have recently announced independent plans to cut aluminium production capacity due to pricing and other market-driven factors. However, the existence of non-market forces on global aluminium industry capacity, such as political pressures in certain countries to keep jobs or to maintain or further develop industry self-sufficiency, may prevent or delay the closure or curtailment of certain producers’ smelters, irrespective of their position on the industry cost curve. Other production cuts may be impeded by long-term contracts to buy power or raw materials. Persistent industry overcapacity may result in a weak pricing environment and margin compression for aluminium producers, including AWAC. Any such cuts in aluminium production are likely to impact on demand for and production of alumina and this is likely to adversely affect AWAC, such as in reduced sales volumes or lower price received.

Alumina Limited’s net income is affected by movements in the prices of aluminium and alumina.

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

The price of aluminium is frequently volatile and changes in response to general economic conditions, expectations for supply and demand growth or contraction, and the level of global inventories. The influence of hedge funds and other financial institutions participating in commodity markets has also increased in recent years, contributing to higher levels of price volatility. In 2011, the LME price reached a high in excess of $2,700 per metric tonne and by the end of the year declined to below $2,000 per metric tonne. This affected the alumina price too. This decline had a negative impact on AWAC’s results in the second half of the year. Continued high LME inventories could lead to a reduction in the price of aluminium. A sustained weak aluminium pricing environment or a deterioration in aluminium prices could have a material, adverse effect on AWAC’s business, financial condition, results of operations or cash flow.

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

KEY INFORMATION

AWAC earnings are also influenced by the accounting for embedded derivatives in Alcoa of Australia Limited’s (“AofA”) contracts for the supply of natural gas and electricity. If the aluminium price as quoted on the LME at a period end, and the estimate of long term aluminium prices in any relevant period beyond the period covered by forward LME prices, are higher than at the commencement of that period, a charge against income would result. Conversely, a fall in those aluminium prices would result in a credit to income for the period. Those effects on AWAC income would have a corresponding proportional negative or positive impact on Alumina Limited’s income for the period.

In 2010, AWAC indicated it would seek to price its new third party alumina contracts on a basis using alumina indices for 2011 rather than a percentage of the LME-based aluminium price. AWAC based all new contracts entered in the second half of 2010 on the alumina price indices. These contracts are for delivery in 2011 and beyond. AWAC believes that this change, expected to be approximately 40% of third party smelter grade alumina sales by the end of 2012 and expected to increase substantially as annual contracts expire in the years thereafter, will more fairly reflect the fundamentals of alumina including raw materials and other input costs involved. There can be no assurance that such index pricing ultimately will be accepted as future LME-linked sales contracts expire or that such index pricing will result in consistently greater profitability from sales of alumina.

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

Fluctuations in exchange rates can have a significant effect on Alumina Limited’s earnings, profitability and construction costs.

AofA contributes more than half of AWAC’s net income. While a significant proportion of AofA’s costs are incurred in Australian dollars, sales are denominated in US dollars. AWAC’s future profitability (and therefore that of Alumina Limited) has been and may continue to be adversely affected by a strengthening of the Australian dollar against the US dollar. AWAC’s profitability and financial position may also be adversely affected by a weakening of the US dollar against other currencies in which operating or capital costs are incurred by AWAC’s refineries outside Australia.

An increase in the cost of key inputs could reduce Alumina’s profitability.

Changes in AWAC’s costs have a major impact on Alumina Limited’s profitability. AWAC’s mining, refining and smelting operations are subject to conditions beyond its control that can delay deliveries or increase costs for varying lengths of time. These conditions include increases in the cost of key inputs (including increases in the cost of raw materials (including energy, caustic soda bauxite and carbon products, labor and freight) and the non-availability of key inputs.

A key risk in the cost of production of alumina and aluminium is the cost of energy. Alumina refineries and aluminium smelters consume substantial amounts of energy in their operations. The costs and profitability of AWAC’s alumina refineries and aluminium smelters can be affected by:

•	significant increases in domestic or world electricity, coal, natural gas and oil prices;

•	unavailability of electrical power or other energy sources due to insufficient supplies, whether due to lack of reserves or due to droughts, hurricanes or other natural causes;

•	interruptions in energy supply or unplanned outages due to equipment failure or other causes; or

•

curtailment of one or more refineries or smelters due to an inability to extend energy contracts upon expiration or to negotiate new arrangements on cost-effective terms or unavailability of energy at competitive prices.

AWAC may not be able to offset fully the effects of higher raw material costs or energy costs through price increases, productivity improvements or cost reduction programs. Similarly, AWAC’s operating results are affected by significant lag effects for declines in key costs of production that are commodity or LME-linked. For example, declines in LME-linked costs of alumina and power during a particular period may not be adequate to offset sharp declines in

KEY INFORMATION

metal price in that period. In recent years, increases in the alumina price have not kept pace with increases in costs of alumina production, with the result that there has been a reduced margin in alumina refining. There is a risk that in the future, despite the changes in methods of alumina pricing that cost increases will not be adequately covered by a correspondingly higher alumina price.

Other events could increase AWAC’s production costs or decrease its production and therefore reduce Alumina’s profitability.

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

Alumina’s ability to raise funds and refinance its debt is subject to external factors.

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

If a number of the risks outlined in this section eventuate, including deterioration in the Australian and global credit markets, or if Alumina’s operating performance, external credit rating or profitability is negatively impacted as a result of these risks, there is a risk that Alumina may not be able to refinance any expiring debt facilities or the costs of refinancing its debt may increase substantially.

There can be no assurance that any rating assigned will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by a rating agency, if, in that rating agency’s judgment, circumstances so warrant. Maintaining an investment-grade credit rating is an important element of Alumina’s financial strategy. A downgrade of Alumina’s credit ratings could adversely affect the market price of its securities, adversely affect existing financing, limit access to the capital or credit markets or otherwise adversely affect the availability of other new financing on favorable terms, if at all, result in more restrictive covenants in agreements governing the terms of any future indebtedness that Alumina incurs, increase the cost of borrowing, or impair its financial condition.

In addition, Alumina Limited’s primary assets consist of its interests in the various companies that make up AWAC. Although Alumina does not hold itself out as, or carry out its operations as, an “investment company” as contemplated under the Investment Company Act of 1940, as amended (the “Investment Company Act”), uncertainty exists as to whether its interests in AWAC would be considered to be investment securities under the Investment Company Act. If the AWAC interests are determined to be investment securities, Alumina Limited may be determined to be an ‘investment company” as defined in the Investment Company Act. As a non-U.S. operating company, it is not practical or feasible for Alumina Limited to register as an “investment company” under the Investment Company Act. While the uncertainty regarding its status continues, Alumina Limited is constrained in its ability to conduct capital raising activities in the U.S. capital markets as it is unable to register as an investment company under the Investment Company Act.

Alumina Limited does not hold a majority interest in AWAC, and decisions made by majority vote may not be in the best interests of Alumina.

AWAC’s strategic direction is determined by a five member Strategic Council, consisting of three Alcoa Inc. representatives and two Alumina Limited representatives. An 80% majority is required to approve changes that effect:

•	a change of the scope of AWAC;

KEY INFORMATION

•	a change in AWAC’s dividend policy;

•	sale of all or a majority of the assets of AWAC;

•	equity calls on behalf of AWAC totalling, in any one year, in excess of $1 billion; and

•	loans to Alcoa, Alumina or their respective affiliates by AWAC entities (including loans between AWAC entities).

AWAC’s decisions are otherwise by majority vote. Alcoa has a 60% interest in AWAC and has a majority vote. Subject to the application of fiduciary duties, it may occur that AWAC decisions by majority vote are not in the best interests of Alumina Limited.

Alumina Limited’s cash flows depend on the availability of dividends from AWAC.

Alumina Limited’s cash flows are generated almost exclusively from distributions made by AWAC, by way of dividend or capital return. AWAC’s partners determine the timing and magnitude of AWAC dividends and capital returns, subject to the relevant provisions of the AWAC Agreements. Alumina Limited cannot unilaterally determine AWAC’s dividend policy or the quantum or timing of dividends to be paid by AWAC. AWAC must distribute by way of dividends, in each financial year, at least 30% of the net income of the prior year of the entities comprising AWAC, unless the Strategic Council agrees by an 80% majority vote to pay a smaller dividend.

During 2006, the AWAC partners entered into the Enterprise Funding Agreement, under which capital expenditures are to be funded by the partners contributing directly to cash calls issued by the relevant AWAC entity. During 2010, the Enterprise Funding Agreement was extended on the basis that two years notice is required to terminate the Enterprise Funding Agreement. When such cash calls are issued, additional dividends equal to the amount of the cash call will, subject generally to availability of cash and earnings, be paid by AWAC entities to the partners. The Enterprise Funding Agreement is expected to substantially reduce the risk, during the term of the agreement, of only the minimum 30% dividend being paid during times of AWAC growth capital expenditure.

An increase in the capital costs of AWAC’s growth projects and operations would impact Alumina’s profitability.

A significant increase in the capital costs associated with AWAC’s growth projects and operations or delays in commissioning of the projects would impact Alumina’s cash flow and profitability.

Capital costs for development of an alumina refinery and other mineral processing projects have increased substantially in recent years e.g. BHP Billiton’s Worsley refinery expansion (capital cost above $2,600/t of annual capacity).

Regulatory change by governments in response to greenhouse gas emissions may represent an increased cost to AWAC.

Energy is a significant input in a number of AWAC’s operations. AWAC uses electricity in its operations and is an emitter of greenhouse gases.

A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory change in response to the potential impacts of climate change.

The Australian Government has released legislation to introduce its carbon pricing scheme, details of which were released on July 10, 2011. The scheme is proposed to operate in two phases: a fixed (but increasing) carbon permit price commencing July 1, 2012 to be followed by a floating price phase from July 1, 2015. This scheme is the result of negotiations within the Multi-Party Climate Change Committee and resulted in the Clean Energy Legislative Package which was passed by the Senate on November 8, 2011. The scheme will cover emissions from the stationary energy, industrial processing, mining and waste sectors. Entities that have operational control of a facility that emits more than 25,000t CO2-e per annum in greenhouse gas emissions from activities covered by the scheme will be required to surrender carbon permits to cover those emissions. Emissions-intensive trade-exposed industries and coal-fired power generators will be eligible to receive assistance, primarily in the form of free carbon permits, under arrangements that are broadly similar to those that would have applied under the former Carbon Pollution Reduction Scheme. Contractual arrangements will govern the electricity and domestic gas pass-through of carbon costs for indirect emissions. Under the details of the scheme announced aluminium smelting and alumina refining will receive a free allocation of permits for 94.5% of average industry emissions, per tonne of production. These allocations are based on the tonnes produced at an average emissions intensity. Allocation will reduce at a rate of 1.3% per annum

KEY INFORMATION

with a floor at 90% if a sector can demonstrate that less than 70% of its competitors have introduced comparable carbon constraints. The fixed price phase starts at A$23.00 per tonne CO2-e and increases to $24.15 in year 2 and $25.40 in year 3 (based on a 2.5% rise with 2.5% inflation). From July 1, 2015 there will be an emissions trading scheme based on a national emissions cap for the first five years to be announced in 2014. Banking of surplus permits will be allowed and 50% of an entity’s obligation may be met through international credits/permits.

In the 2010/2011 year, AWAC in Australia produced 7.36 million tonnes of emissions from smelting (0.7 million tonnes from direct and 6.66 million tonnes from indirect sources) and 5.0 million tonnes of emissions from mining and refining (4.3 million tonnes from direct and 0.7 million tonnes from indirect sources). Further details are available on Alumina Limited’s website. Due to the considerable uncertainty as to the details of the Carbon Pricing Scheme (such as surrounding the electricity allocation factor and pass through of costs from electricity providers), the assistance to be provided and its implementation, it is difficult to accurately forecast the financial impact on AofA or Alumina.

Other current and emerging legislation (such as existing and potential carbon trading schemes and the Australian and other mandatory renewable energy target scheme and expanded scheme) may also affect energy prices and costs. These regulatory mechanisms may be either voluntary or legislated. The Australian Renewable Energy Target (RET) scheme, may increase AofA’s energy costs. The RET legislation requires that purchasers of wholesale electricity (liable entities) source a defined percentage of their power from renewable sources and, where this is impractical, pay either a shortfall charge or purchase Renewable Energy Certificates (RECs) from renewable generators or the market place. Liable entities will typically pass these additional costs onto their electricity customers, such as AWAC. The RET includes some provisions for exemption for energy-intensive trade-exposed industries which will reduce RET-related costs.

Inconsistency of regulations may also change the attractiveness of the locations of some of AWAC’s assets. It is difficult to assess the potential impact of future climate change regulation given the wide scope of potential regulatory change in countries in which Alumina and AWAC operate. It is difficult to estimate the financial impact on AWAC of the carbon reduction schemes operating in Europe. The free allocation of allowances, the extent of the mitigation measures for which AWAC’s San Ciprián refinery in Spain might qualify and the treatment of indirect emissions are uncertain.

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

Impact of global economic downturn.

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

KEY INFORMATION

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

A reduction in demand (or lack of increased demand) for aluminium by China or a combined number of other countries could negatively impact AWAC’s results.

The aluminium industry’s demand is highly correlated to economic growth. The Chinese market is a significant source of global demand for commodities, including aluminium and alumina. A sustained slowdown in China’s economic growth, or the combined slowdown in other markets, could have an adverse effect on the demand for aluminium and alumina and their prices. In addition, China’s investments to increase its self-sufficiency in aluminium and alumina may impact future demand and supply balances and prices. The European sovereign debt crisis could have an adverse effect on European supply and demand for aluminium and aluminium products and alumina.

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

AWAC has obligations under various laws, licences and permits for the rehabilitation (including remediation and/or restoration) of land used in bauxite mining, alumina refining, aluminium smelting and related activities. AWAC recognises these obligations and provides for Asset Retirement Obligations under US GAAP. Alumina recognises and provides for additional amounts for certain AWAC Asset Retirement Obligations as required by IFRS.

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

The Australian Federal Government has announced a Minerals Resource Rent Tax (“MRRT”), which is expected to apply from July 1, 2012. The tax passed the lower House of Parliament on November 23, 2011 and the Senate on March 19, 2012. As the MRRT applies to mined iron ore and coal it does not apply to the minerals (primarily bauxite) that Alumina mines. Therefore it is anticipated that there will be no direct impact on Alumina Limited.

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

KEY INFORMATION

Alumina is liable for further capital calls under the AWAC arrangements.

AWAC may make annual capital calls of Alumina and Alcoa of up to $1 billion in aggregate following approval by a majority vote of AWAC’s Strategic Council, and of more than $1 billion in aggregate following approval by a super majority vote of the Strategic Council.

Alumina Limited is required to fund its share of the calls, subject to the provisions of the AWAC Agreements. If Alumina Limited is unable or unwilling to obtain equity or debt funding or has insufficient retained earnings (i.e. cash) to fund its share of capital requirements up to $1 billion, it may ultimately run the risk of its equity interest in AWAC being diluted. Accordingly, there is a risk that Alumina Limited will be unable to fund a capital call made by AWAC in the future, and that its interest in AWAC could be diluted. To the extent the aggregate annual capital calls that are approved are in excess of $1 billion and Alumina is unable or unwilling to fund its share of such capital calls, Alumina’s equity interest in AWAC is not diluted. However, Alcoa will be otherwise compensated in respect of its funding of such annual calls above $1 billion, possibly by means of a disproportionate allocation of returns associated with the excess contribution by Alcoa Inc.

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

KEY INFORMATION

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

AWAC could be required to make additional contributions to its defined benefit pension plans as a result of adverse changes in interest rates and the capital markets.

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

Operation of the AWAC Agreements could act as a disincentive to a potential acquirer of Alumina.

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

Native title in Australia poses risks to the status of some of AWAC’s properties.

‘Native title’ describes the rights and interests of Aboriginal and Torres Strait Islander people in land and waters according to their traditional laws and customs that are recognised under Australian law. There are current claimant applications for native title determinations in the Federal Court of Australia over areas that include some of AofA’s operations. Court decisions and various pieces of legislation make it evident that there are complex legal and factual issues affecting existing and future AofA interests. At this stage, we cannot make any assessment of the impact of the recent and pending court cases on AWAC’s operations or the current claimant applications for native title over AWAC’s operations. See Item 8A “Legal Proceedings – Native Title in Australia.

KEY INFORMATION

Alumina Limited faces significant competition in the aluminium market.

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

AWAC may be exposed to significant legal proceedings, investigations or changes in U.S. federal, state or foreign law, regulation or policy.

AWAC’s results of operations or liquidity in a particular period could be affected by new or increasingly stringent laws, regulatory requirements or interpretations, or outcomes of significant legal proceedings or investigations adverse to AWAC. This may include a change in effective tax rates or become subject to unexpected or rising costs associated with business operations or provision of health or welfare benefits to employees due to changes in laws, regulations or policies. AWAC is also subject to a variety of legal compliance risks. These risks include, among other things, potential claims relating to product liability, health and safety, environmental matters, intellectual property rights, government contracts, taxes, and compliance with U.S. and foreign export laws, anti-bribery laws, competition laws and sales and trading practices. AWAC could be subject to fines, penalties, damages (in certain cases, treble damages), or suspension or debarment from government contracts. While AWAC believes it has adopted appropriate risk management and compliance programs to address and reduce these risks, the global and diverse nature of its operations means that these risks will continue to exist and additional legal proceedings and contingencies may arise from time to time. In addition, various factors or developments can lead AWAC to change current estimates of liabilities or make such estimates for matters previously not susceptible of reasonable estimates, such as a significant judicial ruling or judgment, a significant settlement, significant regulatory developments or changes in applicable law. A future adverse ruling or settlement or unfavorable changes in laws, regulations or policies, or other contingencies that AWAC cannot predict with certainty could have a material adverse effect on AWAC’s results of operations or cash flows in a particular period.

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

The Company is listed on the ASX and the NYSE. At December 31, 2011, Alumina had total consolidated assets of $3.4 billion. Alumina’s profit from continuing operations was $126.6 million in the year ended December 31, 2011 ($34.6 million in the year ended December 31, 2010).

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

Alumina Limited’s primary assets are its interests in AWAC with Alcoa Inc. AWAC has interests in bauxite mining, alumina refining and two operating aluminium smelters. Alcoa is the operator of AWAC and provides the Combined Financial Statements to Alumina Limited.

The Demerger

On December 11, 2002, Alumina Limited demerged its interest in Alcoa World Alumina and Chemicals (“AWAC”) from its nickel, copper/uranium and fertilizer businesses and exploration and development interests. The demerger was effected through an Australian court-approved scheme of arrangement and associated capital reduction and dividend distribution. As a result of the demerger, Alumina Limited held the interest in AWAC, and WMC Resources Ltd, which prior to the demerger was a wholly owned subsidiary of WMC Limited, held the nickel, copper/uranium and fertilizer businesses and exploration and development interests previously held within the WMC Limited group.

Change in Functional and Presentation Currency

An entity’s functional currency is the currency of the primary economic environment in which the entity operates. With Alumina’s investment program in Brazil expected to be completed in 2012, greater production and cash flows to shareholders are expected from these assets in the future. Most dividends received by Alumina will be received in US dollars. Consequently, Alumina announced in February 2010 its Board’s decision to change Alumina’s functional currency from Australian dollars to US dollars, effective January 1, 2010.

Following the change in functional currency, Alumina Limited has elected to change its presentation currency from Australian dollars to US dollars from January 1, 2010. The change in presentation currency represents a voluntary change in accounting policy, which has been applied retrospectively.

To give effect to the change in functional and presentation currency, the assets, liabilities, contributed equity, reserves and retained earnings of entities with an Australian dollar functional currency as at 31 December 2009 were converted into US dollars at period end exchange rates of AUD/USD 0.8972 at as at 31 December 2009 and AUD/USD 0.6928 as at 31 December 2008. Revenue and expenses were converted at an average rate of AUD/USD 0.7123 for the six months ending June 30 2009 and AUD/USD 0.8711 for the six months ending 31 December 2009, AUD/USD 0.8519 for the 12 months ending December 31, 2008 and AUD/USD 0.8387 for the 12 months ending December 31, 2007.

INFORMATION ON THE COMPANY

Capital and Investment Expenditures

Since January 1, 2009 the continuing operations of Alumina made the following principal capital expenditures:

•	During 2009, Alumina Limited contributed $324.9 million to fund AWAC’s expansion projects in Brazil.

•	During 2010, Alumina Limited contributed $133.8 million to fund AWAC’s expansion projects in Brazil.

•	During 2011, Alumina Limited contributed $166.5 million to fund AWAC’s expansion projects in Brazil and operations in Spain.

•

During the first quarter of 2012, Alumina Limited contributed a further $15.8 million to fund the AWAC expansion projects in Brazil. Further contributions are expected to be made during 2012, to fund the completion of the projects.

AWAC’s Global Interests as at December 31, 2011

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

INFORMATION ON THE COMPANY

B. Business Overview

Alumina’s sole business is participating in the global alumina and aluminium industry, which it conducts primarily through bauxite mining and alumina refining, with some minor alumina based chemicals businesses, aluminium smelting and the marketing of those products. All of those business activities are conducted through its 40% investment in AWAC.

Alumina’s net profit is principally comprised of a return on its equity investment, and revenues are limited to small amounts of interest income and occasional one-off revenue associated with hedging activities. This revenue is itemised separately on the profit and loss statement. The breakdown of AWAC revenue by geographical segment for the last three financial years is available within the notes to the Combined Financial Statements for AWAC (note B, page F-65).

AWAC was formed on January 1, 1995 by Alumina and Alcoa Inc. (“Alcoa”) combining their respective global bauxite, alumina and alumina-based chemicals businesses and investments and their respective aluminium smelting operations in Australia. AWAC is the world’s largest producer of alumina and mining of bauxite. Alumina and Alcoa own 40% and 60% respectively of AofA and the other AWAC entities.

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

Alumina is entitled to representation in proportion to its ownership interest on the Board of each entity in the AWAC structure currently represented on AofA and AWA Brazil. In addition to the Strategic Council meetings, Alumina’s management and Board visit and review a number of AWAC’s operations each year.

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

INFORMATION ON THE COMPANY

AWAC’s alumina production in 2011 was 15.7 million tonnes compared to 15.2 million tonnes in 2010, a new record for AWAC. A significant proportion of the alumina production increase was attributed to the Alumar refinery in Brazil, which operated consistently throughout the year. The Australian refineries continued to operate at or near nameplate capacity. AWAC has name plate alumina production capacity in excess of 17 million tonnes.

AWAC produces aluminium at two smelters in Australia. Aluminium production rose marginally in 2011 to 356,600 tonnes compared to 355,900 tonnes in 2010. Restructuring costs and weaker markets in the second half of 2011 lowered performance of aluminium assets relative to the first half, with operating losses incurred in the fourth quarter. On February 8, 2012, AofA commenced a review of the future viability of the Point Henry aluminium smelter.

AWAC capital expenditure totalled $392 million, 31% above 2010. Approximately $300 million was associated with sustaining capital, with the majority of this in Australia. The Australian operations commenced expenditure on moving a mine crusher during 2011. The move of the mine crusher in Australia (an A$285 million project over four years) will continue over 2012 and 2013. Growth capital expenditure mainly related to completion works on the Juruti mine infrastructure in Brazil.

For most of 2011 the Alumar alumina refinery in Brazil operated at its post 2.1 million mtpy expansion nameplate capacity of 3.5 million mtpy, following resolution of commissioning issues experienced in 2010. The 2.6 million mtpy Juruti bauxite mine was successfully able to increase annual production above its nameplate 2.6 million mtpy.

AWAC is involved in a greenfield mine and a refinery growth project in Saudi Arabia which are currently under construction and is held in a joint venture between Ma’aden (74.9%) and AWAC (25.1%). The mine at Al Ba’itha (4 million mtpy) and refinery at Ras Al Khair (1.8 million mtpy) are expected to come on stream in 2014. The refinery will have access to low cost power and will be supplied bauxite from its own mine. The Ma’aden refinery investment will assist AWAC in maintaining its low cash cost position. AWAC’s investment to the end of 2011 was $99 million.

INFORMATION ON THE COMPANY

ALCOA WORLD ALUMINA AND CHEMICALS - SELECTED FINANCIAL DATA

(Total of AWAC Entities - Figures reflect 100% of AWAC) (2)

	Year Ended December 31, 2011(1)	Year Ended December 31, 2010(1)	Year Ended December 31, 2009(1)	Year Ended December 31, 2008(1)	Year Ended December 31, 2007
	($ million)
Financial Results
Net Sales Revenue	6,667.0	5,456.5	4,078.0	6,309.4	5,802.4
Depreciation and Amortization	465.8	424.5	314.5	295.3	277.7
Profit before Tax	609.3	371.8	96.6	1,024.5	1,411.9
Profit after Tax	469.7	335.3	106.4	592.0	953.3

	As at December 31, 2011(1)	As at December 31, 2010(1)	As at December 31, 2009(1)	As at December 31, 2008	As at December 31, 2007
	($ million)
Balance Sheet Summary
Current Assets	1,738.3	1,737.8	1,673.7	1,575.7	1,404.9
Current Liabilities	1,545.6	1,624.0	1,499.4	1,508.7	1,446.8
Total Assets	10,922.6	11,188.6	9,960.1	8,290.9	7,482.1
Net Assets	8,343.1	8,634.8	7,604.5	6,023.6	5,417.9

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Production
Alumina (thousands of tonnes)	15,718	15,175	13,522	14,453	14,262
Aluminium (thousands of tonnes)	356.6	355.9	368.2	388.4	387.4

(1)	Based upon audited financial statements prepared in accordance with US GAAP which are included as part of the Financial Report.
(2)	Alumina Limited owns 40% of AWAC.

INFORMATION ON THE COMPANY

AWAC Exploration and Mining Properties

Other than in Suriname, AWAC’s present sources of bauxite are sufficient to meet the forecasted requirements of AWAC’s alumina refining operations for the foreseeable future. The following table provides information on AWAC’s bauxite interests:

AWAC Active Bauxite Interests1

Country	Project	Owners’ Mining Rights (% entitlement)	Expiration Date of Mining Rights
Australia	Darling Ranges Mines	Alcoa of Australia Limited (AofA)[2] (100%)	2045
Brazil	Trombetas	Mineracao Rio do Norte S.A (MRN)[3] (100%)	2046[4]
Brazil	Juruti[10]	Alcoa World Alumina Brasil Ltda. (AWA Brasil)[7] (100%)	2100[4]
Guinea	Boke	Compagnie des Bauxite de Guinee (CBG)[5] (100%)	2038[6]
Jamaica	Clarendon / Manchester Plateau	Alcoa Minerals of Jamaica, LLC[7] (55%) Clarendon Alumina Production Ltd[8] (45%)	2042
Suriname	Caramacca	Suriname Aluminum Company, LLC (Suralco)[7] (55%) N.V. Alcoa Minerals of Suriname (AMS) [11] (45%)	2012[9]
Suriname	Coermotibo	Suralco (55%) AMS[11] (45%)	2033[9]
Suriname	Kaimangrassie	Suralco (55%) AMS[11] (45%)	2033[9]
Suriname	Klaverblad	Suralco (55%) AMS[11] (45%)	2033[9]

[1]

AWAC also has interests at the following locations that are bauxite deposits which do not currently produce bauxite: Cape Bougainville and Mitchell Plateau in Australia, Brownsberg, Coermotibo DS, Lely Mountains and Nassau, all in eastern Suriname.

[2]	AofA is part of the AWAC group of companies and is owned 40% by Alumina Limited and 60% by Alcoa Inc.
[3]

Alcoa Aluminio S.A. holds an 8.58% total interest, Alcoa World Alumina Brasil Ltda. (formerly Abalco S.A., which merged with Alcoa World Alumina Brasil Ltda in December 2008) (AWA Brasil) holds a 4.62% total interest and Alcoa World Alumina LLC (AWA LLC) holds a 5% total interest in MRN. AWA Brasil and AWA LLC are both part of the AWAC group of companies and are owned 60% by Alcoa and 40% by Alumina Limited. MRN is jointly owned with affiliates of Rio Tinto Alcan Inc., Companhia Brasileira de Aluminio, Companhia Vale do Rio Doce, BHP Billiton Plc and Norsk Hydro. Aluminio, AWA Brasil, and AWA LLC purchase bauxite from MRN under long-term supply contracts.

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

[6]	AWA LLC has a bauxite purchase contract with CBG that will provide AWAC with bauxite through 2013.
[7]	This entity is part of the AWAC group of companies and is owned 40% by Alumina Limited and 60% by Alcoa Inc.
[8]	Clarendon Alumina Production Ltd is a wholly-owned subsidiary of the Government of Jamaica.
[9]

Subject to Suriname government approval of a pending five year extension request, mining rights at Caramacca will expire this operating year 2012. Rights at the remaining Suriname locations all extend until 2033. It is likely that all Suriname current bauxite deposits will be exhausted within the next several years. Alcoa is actively exploring and evaluating alternative sources of bauxite in Suriname.

[10]

In September 2009, development of a new bauxite mine was completed in Juruti, state of Para in northern Brazil. The mine is fully operational and produced 2.6 million tonnes in 2010 and 3.8 million tonnes in 2011. In 2012 production is expected to rise to 4.3 million tonnes.

[11]	AWA LLC owns 100% of N.V. Alcoa Minerals of Suriname (AMS). AWA LLC is part of the AWAC group of companies and is owned 40% by Alumina Limited and 60% by Alcoa Inc.

INFORMATION ON THE COMPANY

AWAC does not designate bauxite deposits as reserves. AWAC’s bauxite deposits are large deposit areas with mining rights that expire in almost all cases more than 20 years from today. Bauxite mining is planned on an incremental basis. Detailed assessments are progressively undertaken of bauxite within a proposed mining area, and mine activity is then planned to achieve a uniform quality in the supply of blended feedstock to the relevant refinery. Development work is only undertaken for specified periods, often in relation to 5 to 10 years of proposed mining. As bauxite is mined, additional exploration work is undertaken on those parts of the deposit which are included in the mine development plan and replace the bauxite that has been mined. This process is particularly applicable to bauxite mines in Australia and Brazil, which have large bauxite deposits and lengthy mining rights.

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

Australia

Cape Bougainville – Mining Leases M80/47 to 60

Cape Bougainville is located in the Kimberley region of Western Australia. Access is via a poor access road from Wyndham, or by small plane. Mining leases were issued to a consortium owned 67.5% by Mitchell Plateau Bauxite Co. (a wholly owned subsidiary of Rio Tinto) with the remaining 32.5% owned by AofA. The mining leases grant rights to explore on the lease area for a period of 21 years, which expired in September 2006. Current renewal applications are in progress and exploration is permitted pending resolution of the renewal applications. The Cape Bougainville bauxite deposits are lateritic plateau type. The group of deposits is composed of three major plateaus each about 23km square in surface and 16 other plateaus of variable sizes. The geology is similar to that of the Mitchell Plateau (see below), derived from the Carson volcanics, a basic extrusive. These deposits have a medium to high available alumina content. Reactive silica levels are moderate to high. No exploration work has been carried out on the mining leases since the late 1970’s, partially due to ongoing negotiations and regulatory requirements in regard to the Indigenous Traditional Owners. The original owner, AMAX, completed minor drilling from 1966 to 1972. No exploration has been undertaken since then. There are no infrastructure facilities and equipment of note. Costs have been included in Mitchell Plateau costs.

INFORMATION ON THE COMPANY

Mitchell Plateau Special Temporary Reserve (TR 5601H)

Mitchell Plateau is located in the Kimberley region of Western Australia. Access is via a poor access road from Wyndham, or by small plane. Mining leases were issued to a consortium owned 65.625% by Mitchell Plateau Bauxite Co. (a wholly owned subsidiary of Rio Tinto) with the remaining 34.375% owned by AofA. The mining leases grant rights to explore for and mine bauxite on the lease area. Granted on original condition that the mine would be developed, the Western Australian Government has granted extensions to the original commencement date to December 31, 2012. The Mitchell Plateau bauxite deposits conform to the global classification of lateritic plateau type. They are residual near surface in nature, gibbsitic and derived from the Carson volcanics, a basic extrusive. These deposits have a medium to high available alumina content. Reactive silica levels are moderate. No exploration work has been carried out on the temporary mineral deposit since the late 1970’s and latest feasibility study concluded it was uneconomic to develop at present. The original owner, AMAX, completed drilling from 1966 to 1972. Mitchell Plateau Bauxite Co. undertook some further limited drilling from 1973 to 1976. No exploration has been undertaken since then. There are no infrastructure facilities and equipment of note. An airstrip for light planes is kept in a serviceable condition. Tenement rentals, administration and other basic requirements amount to approximately $100,000 to $150,000 per annum.

M.L. 1SA Darling Range Western Australia Special Agreement (bauxite only) Mining Lease

M.L. 1SA is approximately 7,000 square kilometres with the Darling scarp being its western margin, extending from the capital city of Perth south to the town of Collie. AofA has exclusive rights to explore for and mine bauxite on the lease. The mining leases granted by the Western Australian Government will expire in 2045. Western Australia Government approval of annual Five Year Mine Plans and forest clearing boundaries, plus meeting established rehabilitation standards, are conditions for ongoing mining operations. Darling Range bauxite deposits conform to global classification of lateritic plateau type. They are residual near surface in nature, gibbsitic and derived from Archean granites, gneisses and Precambrian dolerite intrusives. By world standards, these deposits have low available alumina content, and reactive silica levels are also low. Currently, AofA has two operating mines (Huntly and Willowdale) on the lease, supplying three refineries (Kwinana, Pinjarra and Wagerup). The annual mining rate is currently 34.3 million metric tonnes of bauxite. Annual alumina production is 9.0 million tonnes per annum. Approximately 75% of the lease has been explored by drilling. Annually, about 50,000 drill holes are programmed for mineral deposit definition. The infrastructure on the property consist of buildings for administration and services, mobile and fixed plant workshops, power, fuel and water supply amenities. Equipment located on the property consists of mining production fleet of heavy equipment, mobile and fixed plant maintenance equipment, crushers and conveyors. The source of power is electrical from the refinery with diesel trucked in. Water is sourced from an owned dam with back-up from state government water supply dams when required. Operating expenditure amounted to $321.7 million and capital expenditure of $71.4 million for 2011. About $236.5 million cumulatively has been spent on exploration and development to date.

Arnhem Land

AofA continues to hold 5 exploration lease applications, totaling 1,930 square kilometres, in the Arnhem Land region of the Northern Territory. The lease areas are subject to the Aboriginal Land Rights (Northern Territory) Act 1976. The consent of the traditional owners is required before the leases will be considered for approval. Negotiations with the Northern Land Council (representing the traditional owners) are continuing. Plateau areas within these leases are prospective for bauxite. Exploration is planned pending lease approval.

Anglesea Coal Mine

AofA owns and operates the Anglesea coal mine and associated power station in the state of Victoria. The annual mining rate is 1.1 million tonnes of high quality brown coal. This is used to generate 40% of the Point Henry smelter’s electrical power demand.

The Mines (Aluminium Agreement) Act 1961 (MAAA) provides AofA with a right to explore for and mine brown coal, plus construct and operate a power station for the aluminium smelter at Point Henry.

The first 50 year term relating to those rights was due to expire in February 2012. The term was renewed for a further 50 years during 2011 effective November 30, 2011. In 2011, the operating expenditure was A$37.1 million and capital expenditure of A$0.58 million.

INFORMATION ON THE COMPANY

Brazil

Juruti Regional Exploration Area – Bauxite Exploration

Located in the Para and Amazonas States. The nearest town is Juruti in the state of Para and Nhamunda in Amazonas. Access in Para is by rural roads and by boat. Total of all exploration properties is 180,000 hectares. The surface is mainly owned by the Government of Brazil. AWAC has been granted exploration rights to 25 areas in the state of Para and 2 areas in the state of Amazonas. As a condition to maintain rights, periodic reporting of exploration results and activities is made to DNPM, the federal mining agency. The bauxite was developed during the Tertiary (Eocene-Oligocene) from intense tropical weathering of cretaceous age fine to medium grain feldspathic sandstones of the Alto do Chao Formation. The weathered profile is from top to bottom: 1. Belterra clay; 2. Nodular Bauxite (not considered ore, even though it may show good grades of A1203 av); 3. High iron laterite; 4. Bauxite, massive to friable to sugary in texture (this is the main ore zone); 5. Variegated colour clay. The contacts of all horizons are transitional. Currently there are exploratory drilling activities for the discovery and evaluation of bauxite. Exploration drillings on various grid spacings have been completed. No permanent infrastructure or facilities have been established. Temporary exploration camps are in use. Equipment consists of exploration drills when drilling is in progress. No equipment is permanently located on these properties. Power is derived from small portable generators used for the exploration camps. Water is available locally from streams. Approximately $27.1 million has been spent in this region over the last 5 years (2006-2011).

Juruti – Capiranga, Guarana, Mauari – Mining Property

Located in the state of Para, with Juruti as the nearest town. Accesses by boat from the Amazon River through Lago Grande do Juruti. There is also a recently paved access road from Juruti town. The size is approximately 30,000 hectares covering 3 leases. The surface is mainly owned by the Government of Brazil, with some small private holdings. AWAC also owns a small area for infrastructure near the port. AWAC has been granted the right by the Brazilian Government to develop a mine and auxiliary facilities. This right is conferred in the concessions nr. 370, 371 and 372 / 2006, granted by Brazilian Mining and Energy Ministry and published in the Brazilian National Government Official Press in October 18, 2006. A condition of maintaining rights is to continue to develop to an operating mine. The general geology of the area is similar to the Juruti Exploration Area. The mine is operational. Exploration on these 3 plateaus is completed with sufficient information to define ore for the mine. Infrastructure on the property consists of a box cut, exposing bauxite for mining after startup of the mine; a beneficiation plant consisting of bauxite stockpiles and mineral processing equipment; diesel power plant; rail loading structure; and associated administrative facilities and staff amenities. A new railroad now links the beneficiation site to a new port at Juruti. Water is available from Lago Grande do Juruti. Exploration costs to December 31, 2009 were of the order of $32 million over a period of 26 years.

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

INFORMATION ON THE COMPANY

SML130 – South Manchester – Harmons Valley; Open Pit Mine Property

Located in the Parish of Manchester with Porus the closest town. Access is by road on a Government public road. The size is approximately 10,761 hectares. Surface rights of individual parcels within SML 130 (Special Mining Lease) are owned by private parties and the Government of Jamaica. Jamalco has the exclusive right to petition for a SML in order to mine the bauxite. Jamalco must submit periodic reports to the JBI. The general geology is more or less the same as SEPL535 (see above). SML 130 Harmons Valley is currently an active mining area. All exploration work is completed for both the Harmons Valley and the Plateau. Mine control drilling for grade control is presently being undertaken in both areas. Infrastructure on the Harmons property consists of offices, train loading station and a workshop. Equipment consists of excavators, dozers, loaders, scrapers and graders. New plateau facilities have been constructed and were brought into operation early in 2008, including a loading station to transport Bauxite via a Rope Conveyor Belt to St. Jago loading station. This bauxite transportation system has an installed capacity of 1200t/hr. Source of power is from the Jamaica Public Service System, which is the national provider. Water is sourced from the Mid Clarendon National Irrigation Commission. Total capital expenditure incurred for South Manchester mine development was $60 million.

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

Suriname

Nassau Mountains; Mining Property

Located in Eastern Suriname, District of Sipaliwini, with Langatabiki the nearest major Maroon community settlement. The size is approximately 8,200 hectares. The surface is owned by the Government of Suriname. Exploration rights are maintained by Suralco. A condition of maintaining rights is for the development of a mine in the short term, a process that started in November 2008. The Nassau area belongs to formations of the “Marowijne Group” which comprises of the Paramacca Formation, the Armina Formation and the Rosebel Formation in this sequence from older to younger. Nassau is a plateau or table mountain, and is dissected by the major creeks in four separate plateau. The Nassau Mountains proper consists of rocks of the Paramacca Formation only. The Plateau A, B and C are primarily low metamorphosed basalt with some intercalations of coarse grained quartz-gabbros, some acid extrusives and very minor intercalations of quartzites. In Plateau D more intercallations of acid extrusives and metamorphosed sedimentary rocks such as schists and graywackes occur. This corresponds with the reconstructed (old) paleo Eocene pediplain on which probably all bauxite deposits of east Suriname were developed. The laterite capping protected the Nassau area against rapid erosion; after uplift and subsequent erosion and denudation of the surrounding area the plateaus now rise from 500-570 meters above sea level. In areas around Nassau and especially on the west and south slopes of the plateau, gold occurs and is worked by porknockers. Exploration work on a grid of 200 ft x 400 ft was completed with over 4200 holes drilled. A number of additional exploration holes have also been drilled recently. Exploration activities related to the development of the Nassau property is currently on-going. Infrastructure on the property at present is a reconnaissance laterite capped road over the length of the deposit with a tertiary road connecting the Nassau Hill with

INFORMATION ON THE COMPANY

existing North-South secondary road. Sources of water are the creeks over the plateau. Decision to develop this mining project was taken at the end of 2008. The feasibility study for the development of the Nassau deposit is estimated to be concluded by the end of 2012.

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

INFORMATION ON THE COMPANY

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

INFORMATION ON THE COMPANY

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

Para & Kakantrie North: Mining Property

The Para North and the Kakantrie North bauxite occurrences are remnant deposits. These deposits have been mined as a stand-alone source for bauxite and concurrently as of the mid sixties until 1974. The Para mine was the only source of bauxite until 1991when mining was discontinued in these deposits. These deposits and the Lelydorp 1 occurrence as well have the same geological origin and characteristics. These remnant deposits are located at a distance of about 12 to 13 km from the Paranam refinery. In 2009 it was decided by Suralco to include the development of the PN/KN remnants deposits in the Suralco mine development plan with the option to exploit these deposits concurrently with the Nassau mine. Infill drilling is planned to assess the measured bauxite ore deposit of the bodies and mine development options are being worked out with a target for mining by the mid 2013.

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

Kingdom of Saudi Arabia Joint Venture

In December 2009, Alcoa and Saudi Arabian Mining Company (Ma’aden) entered into an agreement setting forth the terms of a joint venture between them to develop a fully integrated aluminum complex in the Kingdom of Saudi Arabia. In its initial phases, the joint venture plans to develop a fully integrated industrial complex that will include a bauxite mine with an initial capacity of 4 million mtpy; an alumina refinery with an initial capacity of 1.8 million mtpy; an aluminum smelter with an initial capacity of ingot, slab and billet of 740,000 mtpy; and a rolling mill with initial capacity of 380,000 mtpy. The mill is expected to focus initially on the production of sheet, end and tab stock for the manufacture of aluminum cans, and potentially other products to serve the construction, automotive, and other industries.

INFORMATION ON THE COMPANY

The refinery, smelter and rolling mill will be established within the new industrial zone of Ras Az Zawr on the east coast of the Kingdom of Saudi Arabia. First production from the aluminum smelter and rolling mill is anticipated in 2013, and first production from the mine and refinery is expected in 2014.

Total capital investment is expected to be approximately $10.8 billion (SAR 40.5 billion). Ma’aden owns a 74.9% interest in the joint venture. Alcoa owns a 25.1% interest in the smelter and rolling mill, with AWAC having a 25.1% interest in the mine and refinery.

INFORMATION ON THE COMPANY

AWAC OPERATIONS

i) Smelter-Grade Alumina and Primary Aluminium

Australia

In Australia, AWAC partners own 100% of AofA which operates integrated aluminium facilities, including mining, refining and smelting facilities. In 2011, the Australian operations produced 9.0 million tonnes of alumina (2010: 9.0 million tonnes) and 357 thousand tonnes of aluminium (2010: 356 thousand tonnes).

Alumina produced in Australia by AWAC is shipped either to its smelters at Point Henry and Portland in Victoria, Australia or to overseas AWAC customers, principally in South Africa, the Middle East, South East Asia, Russia, China, South America and North America. Bauxite is sourced from its 100% owned Huntly and Willowdale bauxite mines, each located in the Darling Ranges south of Perth, Western Australia, which supply AWAC’s three alumina refineries in Western Australia. The Pinjarra, Wagerup and Kwinana refineries have capacities of 4.2 million tonnes, 2.6 million tonnes and 2.2 million tonnes, respectively. Bauxite is transported from the mines by overland conveyor to the Pinjarra and Wagerup refineries and by rail to the refinery at Kwinana.

In September 2006, Alcoa received environmental approval from the Government of Western Australia for expansion of the Wagerup alumina refinery to a maximum capacity of 4.7 million mtpy, a potential capacity increase of over 2 million mtpy. This approval had a term of 5 years and included environmental conditions that must be satisfied before Alcoa can seek construction approval for the project. The project was suspended in November 2008 due to global economic conditions and the unavailability of a secure long-term energy supply in Western Australia. These constraints continue and as such the project remains under suspension. During March 2012, AofA received approval from regulators in Western Australia state for a five year deferral of the proposed multi-billion dollar expansion of the Wagerup alumina refinery. The state’s Environmental Protection Authority (EPA) recommended that the time limit for “substantial commencement” of the Wagerup expansion, to a maximum capacity of 4.7 million tonnes a year, to be extended by five years. AofA needs to provide the EPA with written evidence that it has started work on the expansion by September 14, 2016, otherwise the authorization will lapse.

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

AofA’s present sources of bauxite are sufficient to meet the expected requirements of its alumina refining operations for the foreseeable future, based on current production rates and refining capacity.

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

INFORMATION ON THE COMPANY

AofA has had several shorter term gas contracts to supplement its principal gas supply contract, including a contract with the East Spar Joint Venture for supply of gas through the Varanus Island hub. This supply was disrupted in June 2008 as a result of a fire on Varanus Island, resulting in the total loss of supply from that source for approximately 2 months, and restricted supply for the remainder of 2008. During this period of disruption, AofA obtained additional gas supplies, and supplies of diesel fuel, to enable production to be largely maintained, albeit at increased cost. The majority of these additional costs have been recovered under applicable insurance policies, subject to commercial deductibles in each case.

AofA is progressing multiple supply options to replace expiring contracts, including investing directly in projects that have the potential to deliver cost based gas. AofA has a 26% interest in Warro Joint Venture, with Latent Petroleum Pty Ltd (merged with Transerv Energy Limited in March 2011) holding a 74% interest. AofA may acquire from Latent Petroleum Pty Ltd, which owns the Warro gas field in the Perth basin of Western Australia, up to a 65% interest in the Warro gas field. If the Warro Joint Venture is successful, AofA will farm-in a phased approach and at the end of each phase AofA will have the opportunity to review and assess whether or not it wishes to continue to the next phase.

AofA holds a 20% equity interest in a consortium that in October 2004 acquired the Dampier to Bunbury Natural Gas Pipeline (DBNGP). This pipeline transports gas from the northwest gas fields to Alcoa’s alumina refineries and other users in the Southwest of Western Australia. AofA uses gas to co-generate steam and electricity for its alumina refining processes at the Kwinana, Pinjarra and Wagerup refineries. AofA is progressing multiple supply options to replace expiring contracts, including investing directly in projects that have the potential to deliver cost-based gas.

AofA made a prepayment of A$40.0 million for gas to be delivered under a gas supply agreement. Buru Energy Limited will be obliged to repay this A$40.0 million if it does not proceed with a gas development that would allow the supply of sufficient gas to meet its delivery obligations. AofA and Buru Energy Limited have entered into an escrow agreement pursuant to which Buru Energy Limited has agreed to hold A$20.0 million plus accrued interest for the benefit of AofA as security against the potential obligation to repay the A$40.0 million.

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

In April 2009, it was announced that the smelting operations at Portland will be curtailed by 15% of production by July 2009 resulting from the economic downturn and softened market demand. Production is currently below 300,000 tonnes per annum at Portland.

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

Most electricity for the Point Henry smelter is supplied by AofA’s generating station at Anglesea, with the balance purchased under a 30 year electricity supply agreement that expires in 2014. The rates under that agreement change with the LME price of aluminium (similar to the Portland power arrangement described above). The contract includes a standby demand charge for the purchase of electricity for periods when the Anglesea generating station is not operating. An additional energy charge is payable when this standby power is actually used.

On May 1, 2010, AofA announced new power contracts had been entered with Loy Yang Power to secure electricity supply to the Portland and Point Henry aluminium smelters in Victoria, Australia until 2036. The new contracts will come into effect in 2014 for the Point Henry operations (Geelong) and 2016 for the Portland operations. The contracts can be interrupted under certain conditions at the option of AofA.

INFORMATION ON THE COMPANY

AofA has commenced a review of the future viability of the Point Henry aluminium smelter in Geelong, Victoria, in the face of continuing difficult global economic conditions for the smelting industry. A combination of factors, including metal prices, input costs and exchange rates have resulted in the Point Henry smelter becoming unprofitable. The review is expected to be completed by the end of June 2012.

On January 24, 2011, AofA entered into a loan agreement to borrow U$120 million from NV Alcoa Minerals of Suriname, a related AWAC entity. The term of the loan is for one year however the loan agreement automatically extends for terms of one year, unless by October 31 of any year, NV Alcoa Minerals of Suriname has notified AofA that the loan agreement will not be extended beyond the end of the existing term. Notwithstanding any automatic extensions, the loan agreement will terminate not later than 2020.

In the second half of 2012, AofA’s refineries in Australia will be subject to a carbon tax recently approved by the Australian government related to greenhouse gas emissions. This is not expected to have a significant impact on AWAC’s results in 2012.

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

In October 2008 AWAC announced that production at Point Comfort would be reduced by approximately 25% in response to growing global stockpiles of aluminium, and due to reduced demand. A further reduction was announced in January 2009, bringing total curtailment to approximately 1.5 million mtpy. Of that 1.5 million mtpy, 384,000 mtpy remains curtailed as at December 31, 2011.

Bauxite for the refinery is sourced from an AWAC affiliate in Guinea. Point Comfort uses gas-fired cogeneration facilities to supply process heat and power to the refinery, and gas is purchased from local suppliers under short term contracts.

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

INFORMATION ON THE COMPANY

The shareholders of Halco take bauxite in proportion to their equity positions under take-or-pay contracts. AWAC, through AWA LLC, has a bauxite purchase contract with CBG that will provide AWAC with bauxite through 2013.

Other Guinea Interests

In November 2005, Alcoa World Alumina LLC (AWA LLC) and Rio Tinto Alcan Inc. signed a Basic Agreement with the Government of Guinea that sets forth the framework for development of a 1.5 million mtpy alumina refinery in Guinea. In 2006, the Basic Agreement was approved by the Guinean National Assembly and was promulgated into law. The Basic Agreement was originally set to expire in November 2008 but has been extended to November 2012. Pre-feasibility studies were completed in 2008. Additional feasibility study work was completed in 2011, and further activities are planned for 2012.

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

In May 2009, the Suralco alumina refinery announced a curtailment of 870,000 mtpy. The decision was made to protect the long-term viability of the industry in Suriname. The curtailment was aimed at deferring further bauxite extraction until additional in-country bauxite deposits are developed and market conditions for alumina improve. Alumina production was increased from 3 digesters to 4 digesters in 2010, with some use of imported bauxite. As at December 31, 2011, 793,000 mtpy remains curtailed.

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

INFORMATION ON THE COMPANY

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

INFORMATION ON THE COMPANY

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

Commissioning of the recent expansion began in the second half of 2009. The expansion involved a 2.1 million mtpy expansion of the Alumar alumina refinery (AWAC 54% share) and a 2.6 million mtpy Juruti bauxite mine. The projects are being completed in line within the previously advised budget of $1.4 billion for capital expenditure (Alumina’s share). Certain aspects of mine capital expenditure not essential to initial commissioning were deferred during 2010 are a result of commissioning issues at the refinery. Alumina invested a further $58 million in 2011 in mine equipment and infrastructure at Juruti. The nameplate capacity of the refinery has increased to approximately 3.5 million mtpy, and Alcoa World Alumina Brasil Ltda. owns 39% of the expanded refinery. Construction of the refinery was finalized at the end of 2009.

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

For most of 2011 the Alumar refinery operated at its post 2.1 million mtpy expansion nameplate capacity of 3.5 million mtpy, following the resolution of commissioning issues experienced in 2010. The 2.6 million mtpy Juruti bauxite mine has successfully been able to increase annual production above its nameplate 2.6 million mtpy.

The Juruti bauxite deposit has a long mine life expectancy and provides strategic opportunities to further increase production.

Spain

San Ciprian Refinery

AWAC owns and operates the San Ciprian alumina refinery, which is located on the north-west coast of Spain. AWAC acquired the refinery in February 1998 from Alcoa for $113 million following Alcoa’s acquisition of the principal alumina and aluminium assets of Spain’s state owned aluminium producer, Industria Espanola del Aluminio (“Inespal”).

The San Ciprian refinery was commissioned in 1980. It has an annual production capacity of 1.5 million tonnes, having completed a 0.2 million tonne expansion at a cost of $22.2 million in March 2001. San Ciprian operations are high temperature and pressure refining technology. Bauxite for the refinery is shipped from the Boke mine in Guinea. Steam for the refinery is generated by the plant’s oil fired boiler, with electrical power supplied from the national power grid.

Approximately 70% of alumina produced at the San Ciprian refinery is smelter grade, which is sold primarily to Alcoa’s smelters in Spain. The balance of production is non-smelter grade alumina that is largely sold as commodity hydrate alumina to chemical manufacturers. A small portion of the non-smelter grade alumina is also sold as calcined aluminas. The location of San Ciprian within the European Union allows commodity grade alumina to be sold within Europe without attracting the relatively high tariffs imposed on non-European suppliers.

Vietnam

In 2008, AWAC signed a cooperation agreement with Vietnam National Coal-Minerals Industries Group (Vinacomin) in which they agreed to conduct a joint feasibility study of the Gia Nghia bauxite mine and alumina

INFORMATION ON THE COMPANY

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

AWAC will have a 25.1% economic interest in the mine and refinery and no interest in the aluminium smelter and rolling mill. AWAC expects to invest $190 million during 2012 in the mine and refinery. The joint venture will utilize project financing for approximately 60% of the required capital. In 2011 the Ma’aden Bauxite and Alumina Company signed a US$1 billion financing agreement with the Public Investment Fund and further financing agreements for the mine and refinery project totaling US$991.5 million with local and international banks and financial institutions. The refinery has been designed to facilitate growth through creep and expansion.

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

INFORMATION ON THE COMPANY

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

AWAC has recently been undertaking a major change to the pricing of its alumina sales. Approximately 20% of AWAC’s third party sales in 2011 shifted to being sold at alumina price indices (API) or spot prices.

The API prices better reflect the alumina industry fundamentals. The pricing of alumina, until 2011, had largely been linked to aluminium pricing, and has ceased to reflect the operating and capital costs of the alumina industry. These emerging market driven indices are based on spot price transactions.

AWAC is continuing to change its alumina sales pricing structure so that a greater proportion of sales are at API or spot prices. By the end of 2012, AWAC is expected to ship approximately 40% of alumina third party sales at API or spot prices.

Markets

AWAC’s largest customer for its alumina production is Alcoa’s primary smelting group which in 2011 accounted for approximately 45% of AWAC alumina production. Remaining sales are usually a variety of contract types to customers all over the world which are priced by reference to the published LME aluminium price and spot market pricing. An increasing percentage of production is being sold into the spot alumina market.

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

AWAC entered into a new five-year alumina supply contract with Alcoa in 2010. The price paid for the AWAC production by Alcoa smelters is currently determined by applying the weighted average of:

•	the prices received by AWAC from the sale of alumina to unrelated third parties; and

•	the contract price paid by the Alumax smelters set under the contracts negotiated when the Alumax smelters were still unrelated to Alcoa.

INFORMATION ON THE COMPANY

Employees

At the end of 2011, AWAC had 7,880 employees in its operations compared with 7,924 in 2010 and 7,466 in 2009. The number of employees was:

	2011	2010	2009
Alumina	6,931	6,961	6,460
Aluminium	937	950	1,001
Chemicals & Other	12	13	5

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

Energy is a significant input in a number of AWAC’s operations. AWAC uses significant quantities of electricity, gas and coal in its operations and is an emitter of greenhouse gases. A number of governments or governmental bodies have introduced or are proposing significant regulatory changes in response to the potential impacts of climate change. Further information on this and other regulatory risks is set-out in Item 3D Risk Factors-Regulatory change by governments in response to greenhouse gas emissions may represent an increased cost to AWAC.

In 1994 AofA initiated epidemiological studies of employee health – called “Healthwise”. The research is conducted independently by Monash University and the University of Western Australia and tracks cancer incidence and mortality and has also examined respiratory health. To date, no conclusive evidence of an increased risk of cancer associated with any particular type of aluminium industry work has been found in these employees. The rates of mortality overall and for the four major causes of death are lower than in the general community. The results of the respiratory health studies were consistent with occupational asthma occurring in some smelter employees – a recognised and well controlled issue in the Australian industry. Otherwise they were unremarkable.

In addition to the matters discussed above, various other lawsuits, claims, and proceedings have been or may be instituted or asserted against Alumina or AWAC, including those pertaining to environmental, product liability and safety and health matters. Whilst the amounts claimed in these other matters may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that AWAC’s liquidity or results of operations, and hence Alumina’s, in a particular period could be materially affected by one or more of these other matters. However, based on facts currently available, AWAC believes that the disposition of these other matters that are pending or asserted will not have a material adverse effect, individually or in the aggregate, on the financial position of AWAC.

C. Organisational Structure

The “Alumina Group” consists of the parent company, Alumina Limited, its subsidiaries and its share of associates. Alumina Limited is incorporated and listed in Australia. Alumina’s sole businesses, which are operated through AWAC, include bauxite mining, alumina refining and aluminium smelting operated through the AWAC joint

INFORMATION ON THE COMPANY

venture with Alcoa. While not itself a legal entity, AWAC is the reference term given to an unincorporated joint venture commenced on January 1, 1995 by Alumina and Alcoa in combining their respective bauxite, alumina and alumina-based chemicals businesses and interests. The assets of AWAC are held 40% by the Alumina Group and 60% by Alcoa, with the Alumina Group’s interests held through Alumina International Holdings Pty Ltd and AofA as described below.

•

Alumina International Holdings Pty Ltd – Incorporated in Australia this company holds, together with Alumina Limited, all entities in the Alumina Group’s equity investment in AWAC (except for AofA, see below) through its direct and indirect interests, totalling 40% in each of Alcoa World Alumina LLC, Alcoa Caribbean Holdings LLC, Alumina Espanola SA and Alcoa World Alumina Brasil Ltda. It is wholly owned by Alumina Limited.

•

Alcoa of Australia Limited (AofA) – Incorporated in Australia, and 40% owned by Alumina Limited, this company is a significant entity in the Alumina Group’s equity investment in AWAC, with integrated bauxite mining, alumina refining and aluminium smelting facilities in Australia.

The AWAC entities’ assets include the following interests:

•	100% of the bauxite mining, alumina refining, and aluminium smelting operations of AofA;

•	100% of the refinery assets at Point Comfort, Texas, United States (“Point Comfort”);

•	100% interest in various mining and refining assets in Suriname ;

•	a 55% interest in mining and refining assets in Jamaica;

•	a 39% interest in the São Luis refinery in Brazil;

•	a 9.6% interest in the bauxite mining operations of Mineracao Rio Do Norte, an international mining consortium;

•	100% of the Juruti bauxite deposit in Brazil;

•	100% of the refinery and alumina-based chemicals assets at San Ciprian, Spain;

•	a 45% interest in Halco, a bauxite consortium that owns a 51% interest in Compagnie des Bauxites de Guinée, a bauxite mine in Guinea; and

•	100% of Alcoa Steamship.

•	100% of the Hydro-electric facilities in Suriname.

•	25.1% interest in the planned mine and refinery in Saudi Arabia.

D. Property, plant and equipment

Alumina’s property, plant & equipment consist primarily of office furniture and computing systems equipment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Environmental Expenditure – Expenditures for current operations are expensed or capitalized, as appropriate. Expenditures relating to existing conditions caused by past operations, and which do not contribute to future revenues, are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability may include costs such as site investigations, consultant fees, feasibility studies, outside contractors, and monitoring expenses. Estimates are generally not discounted or reduced by potential claims for recovery. Claims for recovery are recognized as agreements are reached with third parties. The estimates also include costs related to other potentially responsible parties to the extent AWAC has reason to believe such parties will not fully pay their proportional share. The liability is continuously reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity, and other factors that may be relevant, including changes in technology or regulations.

Goodwill and other intangibles – Goodwill is not amortized, instead, it is tested for impairment annually (in the fourth quarter) or more frequently if indicators of impairment exist or if a decision is made to sell a business. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include deterioration in general economic conditions, negative developments in equity and credit markets, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others. Goodwill is allocated among and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment. AWAC has two reporting units: Alumina and Primary Metals. In September 2011, the Financial Accounting Standards Board in the U.S. issued new accounting guidance for testing goodwill for impairment. The guidance provides an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the existing two-step quantitative impairment test, otherwise no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, proceed directly to the two-step quantitative impairment test. The ultimate outcome of the goodwill impairment review for a reporting unit should be the same whether an entity chooses to perform the qualitative assessment or proceeds directly to the two-step quantitative impairment test. In the 2011 fourth quarter, in conjunction with management’s annual review of goodwill for impairment, AWAC early adopted the new guidance. AWAC instituted a policy for its annual review of goodwill to perform the qualitative assessment for one of its reporting units (Alumina for 2011) and proceed directly to the two-step quantitative impairment test for the other (Primary Metals for 2011). This policy will result in at least one of AWAC’s reporting units being subject to the two-step quantitative impairment test every year. Under the qualitative assessment, various events and circumstances (or factors) that would affect the estimated fair value of a reporting unit are identified (similar to impairment indicators above). These factors are then classified by the type of impact they would have on the estimated fair value using positive, neutral and adverse categories based on current business conditions. Additionally, an assessment of the level of impact that a particular factor would have on the estimated fair value is determined using high, medium, and low weighting. Furthermore, management considers the results of the most recent two-step quantitative impairment test completed for a reporting unit (this would be 2010 in which the estimated fair values of both reporting units were substantially in excess of their carrying values) and compares the weighted average cost of capital (WACC) between the current and prior years for each reporting unit. Under the two-step quantitative impairment test, the evaluation of

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

impairment involves comparing the current fair value of a reporting unit to its carrying value, including goodwill. AWAC uses a DCF model to estimate the current fair value of its reporting units when testing for impairment, as management believes forecasted cash flows are the best indicator of such fair value. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volumes and prices, costs to produce, tax rates, capital spending, discount rate, and working capital changes. Most of these assumptions vary significantly among the reporting units. Cash flow forecasts are generally based on approved business unit operating plans for the early years and historical relationships in later years. The betas used in calculating the individual reporting units’ WACC rate are estimated for each business with the assistance of valuation experts.

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

Mine Development Costs – Costs incurred during the exploration/evaluation phases are expensed. This phase ends when it has been determined that the mineral deposit can be mined and processed economically. Development phase costs are capitalized and include costs to construct the mine, including pre-production overburden removal, roads, and land improvements. Costs incurred during the production phase are recognized in cost of products sold and include all costs to extract the minerals, including post-production overburden removal and amortization of any capitalized development costs.

Mine development costs, classified on the combined balance sheet as other non-current assets and deferred charges, are generally deferred and amortized over the period during which the mineral deposits are extracted on a units of production basis. Applicable mine development costs are charged to expense in the year any program is abandoned.

Stock-Based Compensation – Certain employees of AWAC receive stock-based awards under Alcoa’s stock incentive plans and AWAC records an expense for these plans. AWAC recognizes compensation expense for employee equity grants using the non-substantive vesting period approach, in which the expense (net of estimated forfeitures) is recognized ratably over the requisite service period based on the grant date fair value. Determining the fair value of stock options at the grant date requires judgment, including estimates for the average risk-free interest rate, dividend yield volatility, annual forfeiture rate and exercise behaviour. These assumptions may differ significantly between grant dates because of changes in the actual results of these inputs over time. Plan participants can choose whether to receive their award in the form of stock options, restricted share units, or a combination of both. This choice is made before the grant is issued and is irrevocable.

General Factors

Alumina’s financial and operational performance and prospects are influenced by a number of factors which predominantly result from its 40% interest in AWAC, the level of debt carried by Alumina Limited, and equity raisings.

As at December 31, 2011, Alumina Limited’s debt was incurred through several facilities:

•	A syndicated US$ three and five year debt facility totaling $320 million entered into on November 12, 2010.

•	Bilateral bank facilities totaling $225.0 million which will mature in 2016.

•

A $296 million facility from the Brazilian National Development Bank (BNDES). This funding is provided in US$ and Brazilian Reais and amortises from December 2010 to July 2016. At December 31, 2011, the outstanding balance of the facility was $241 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The amount of interest charged on these debt facilities will impact the profitability of Alumina. The interest amount incurred will depend on the amount of debt carried and interest rates.

The following facilities which were in place at 31 December 2010 were cancelled during 2011:

•

A syndicated multi-currency one, three and five year debt facility entered into on July 19, 2006, initially of $700 million. Tranches of this facility have been extended on or prior to their scheduled expiry and reduced or cancelled when circumstances permitted. In February 2011 the final tranche of this facility was cancelled and the facility was terminated.

•

$350 million of 5 year Convertible Bonds were issued in May 2008. The bonds bear interest at 2.0% for their life, and if not already converted into equity at a share price fixed at the time of issue (subsequently adjusted as a result of Alumina’s equity issues in October 2008 and May 2009), at maturity they are redeemed at 100% of the principal amount. Bondholders hold an option to put the bonds at par on the third anniversary of issue. During 2010 Alumina repurchased and cancelled $182.4 million of bonds, leaving $167.6 million outstanding. During March and April 2011, Bondholders holding $150.85 million of bonds exercised their option to redeem their bonds at 100% of the principal amount and these Bonds were redeemed and cancelled on May 16, 2011 using existing debt facilities. The remaining $16.73 million of bonds represent less than 10% of the original amount and the Company commenced the compulsory acquisition of the remaining bonds on May 17, 2011. This compulsory acquisition was completed by June 30, 2011.

Alumina Limited’s 40% share of AWAC’s continuing operations during the three year period to December 31, 2011 was characterized by a focus upon:

•	continuing to match AWAC production to market conditions;

•	change to alumina sales pricing structure wherby a greater portion of sales are at alumina price indices or spot prices;

•	the expansion of the Alumar refinery, and the development of the Juriti mine, in Brazil, and

•	acquisition of remaining 45% of refinery in Suriname.

The following is a discussion of the key factors which affect AWAC and Alumina’s business and financial performance.

Commodity prices

AWAC sells products which are commodities and its financial performance is significantly influenced by the prices it obtains for these products and, in particular, the LME price of primary aluminium and alumina indices. The price of a commodity is generally determined by, or linked to, the price for the product in question in the world markets. World commodity prices are subject to changes in supply and demand, and characterized by significant fluctuations. The volatility of commodity prices, even where production levels and costs remain constant, means that the sales revenues (and in the absence of mitigating factors, profit) generated by sales of AWAC products varies.

Fluctuations in the A$/US$ Exchange Rate

The world commodity prices for the products AWAC sells are denominated in, or linked to, US$. By contrast, a significant portion of AWAC’s costs are denominated in A$. As a consequence, fluctuations in the rate of exchange between the US$ and A$ may have an effect on the financial results of Alumina. Appreciation of the US$ relative to the A$ reduces the value of unhedged costs in A$ as compared to USD revenues and has a positive impact on profit. A depreciation in the US$ as compared to the A$ decreases the value of unhedged sales revenue in A$ as compared to A$ costs and exerts negative pressure on profit. AofA contributes the majority of AWAC’s earnings. However, for those refineries outside Australia, a portion of their costs are denominated in the local currency and movements in those currencies relative to the US$ will also have an effect on the financial results of Alumina.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Production Costs

Changes in AWAC’s costs have a major impact on its profitability. AWAC’s mining, refining and smelting operations are subject to conditions beyond its or Alumina Limited’s control that can delay deliveries or increase costs for varying lengths of time.

Alumina operating margin was $70 per tonne in 2011, an improvement of $23 per tonne on 2010. Higher realized prices offset the impact of the weaker US dollar and higher raw material and energy costs.

The average cash cost of alumina production increased by $40 per tonne compared to 2010. The most significant influence on the increase in cash costs of production (approximately $18 per tonne) was the weakness of the US dollar, compared to the Australian dollar and the Brazilian Reais. In addition, input costs such as energy, caustic soda and bauxite all rose.

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

A more extensive description of the change in pricing and its implications for Alumina Limited is covered under Markets and Competition on page 39.

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

The electricity supply to AWAC’s smelters is primarily under 30-year contracts expiring in 2014 and 2016. The cost of electricity is a substantial individual cost in the production of aluminium. The level of electricity tariffs available after the expiry of these contracts is material to the level of smelter production costs and profitability. AofA has entered into new base-load electricity contracts to power AWAC’s smelter at Point Henry, Geelong, and the Portland aluminium smelter to 2036.

Political Risk

AWAC operates in a number of countries, some of which have a higher political risk than Australia. Political activities in these countries may be destabilizing and disruptive to AWAC’s operations. The impact of any such disruption could range from a minor increase in operating costs or taxes to a materially adverse impact, such as the closure of an operation.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2011 Performance Compared to 2010

Overview – Alumina Limited

Alumina’s consolidated net profit after tax from continuing operations was $126.6 million for the year ended December 31, 2011 compared with a profit of $34.6 million for the year ended December 31, 2010. This increase in 2011 compared to 2010 was due to the following:

Share of net profits of associates using the equity method

Share of net profit of associates increased by $88.6 million (105%) to $173.1 million. Refer to Overview-AWAC on page 51 for explanation on the increase.

The AWAC results are adjusted for differences between US GAAP and IFRS prior to incorporation into the Alumina Limited results. These adjustments are non-cash book entries.

The main adjustments for the 2011 year are:

•	reversal of $47 million tax credit in Brazil;

•	recognition of $154 million debit after tax for defined benefit pensions;

•	recognition of $150 million credit after tax for movements in embedded derivatives.

General and administrative expenses

General and administrative expenses increased by $2.6 million (18%) to $17.3 million. Most of Alumina Limited’s general and administrative expenses are incurred in Australian dollars. The translation of these Australian dollars into US dollars has been impacted by the strength of the Australian dollar over 2011, contributing $1.7 million of the increase to reported expenses.

Other Income/expenses

A net gain of $0.1 million on Brazilian Real financial instruments, principally on BRL instruments was recognized in 2011 compared to a $2.1 million gain in 2010.

Borrowing Costs

Borrowing costs decreased by $10.2 million (26%) to $28.5 million. Interest of $13.7 million was incurred in 2011 on the longer dated amortizing loan from the Brazilian National Development Bank (interest at approximately 5.04% per annum) compared with $15.5 million in 2010. Amortization of the convertible bond option was $6.4 million lower in 2011 at $1.7 million compared to $8.1 million during 2010. Commitment and upfront fees were steady at $9.1 million compared to $8.5 million during 2010.

Income tax expense

In 2011, Alumina incurred an income tax charge of $1.0 million compared to a nil charge in the prior year. The majority of the income of alumina is the equity accounted share of profits which is not assessable for tax.

Cash Flows

Alumina’s net cash inflow from operating activities for 2011 was $196.1 million, compared to $200.6 million in 2010, a decrease of 2%. Marginally lower dividends and distributions from associates and higher general and administrative expenses drove lower cash from operating activities. Impact was offset by lower borrowing costs.

Alumina’s cash outflow relating to investing activities from continuing operations for 2011 was $149.3 million, compared to $142.4 million in 2010, an increase of 5%. This increase in cash outflows from investing activities in 2011 was due to further investments in the Alumar refinery and Juruti mine in Brazil, and the San Ciprian refinery in Spain. There were no proceeds received from derivatives in 2011 as opposed to $6.0 million of proceeds received from derivatives in 2010. Alumina Limited received $17.3 million of proceeds from return of invested capital during 2011, higher than the $13.8 million received during 2010.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Alumina’s net cash outflow from financing activities for continuing operations was $139.2 million for 2011, compared to an outflow of $242.6 million in 2010. Key changes were:

•	Payments for the repurchase of the convertible bond amounted to $167.6 million during 2011 compared to $181.5 during 2010.

•	Cash dividends paid of $170.6 million in 2011 compared with $93.7 million in 2010.

•	Drawdowns of $285.0 million in 2011, offset by debt repayments of $86.0 million, compared to drawdowns of $33.7 million offset by debt repayments of $1.1 million in 2010.

Net Assets

Alumina’s net assets decreased in 2011 by $217.5 million (7%) to $2,854.0 million. The key points to note are:

•

Investment in associates decreased by $90.8 million to $3,324.8 million. The decrease was attributable to the impact of the higher Australian dollar and Brazilian Real amounting to $168.3 million, a return of capital amounting to $17.3 million and by surplus of dividends received over equity share in profits of $66.8 million offset by additional funding capitalization in AWAC entities amounting to $166.6 million.

•	Cash decreased by $93.1 million to $19.0 million, for the reasons noted above in the discussion on Alumina’s cashflow from operating, investing and financing activities.

•

Interest-bearing liabilities increased by $26.7 million to $490.6 million. During 2011 Alumina borrowed additional amounts in US$ amounting to $285.0 million and repaid debt amounting to $86.0 million.

Equity

Alumina’s equity decreased by $217.5 million (7%) in 2011 to $2,854.0 million. The key items include:

•	$168.9 million net exchange loss recognized in equity in 2011;

•	$126.6 million of net profits for 2011;

•	$170.8 million of dividends provided in 2011.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview - AWAC

2011 Performance Compared to 2010 Performance

US GAAP ($ million)

	2011 Full Year	2010 Full Year
Total Sales
Third-party sales	4,144.6	3,452.4
Related party sales	2,522.4	2,004.1

Total Sales	6,667.0	5,456.5

Net Income (after tax)	469.7	335.3

AWAC’s 2011 sales revenue of $6,667.0 million (including sales to parties related to AWAC of $2,522.4 million) was 22% higher than 2010 sales revenue of $5,456.5 million (including sales to related parties of $2,004.1 million). Realized alumina prices increased 22% compared to 2010. This reflected both the transition to pricing third party smelter grade alumina sales with reference to alumina price indices, and the increase in aluminium prices over 2011, which flowed through to alumina contracts priced as a percentage of aluminium. Alumina revenue increased 26% compared to 2010. Price movements accounted for 90% of the revenue increase, with volume increase driving the remaining 10%.

AWAC’s alumina production was 15.7 million tonnes (2010: 15.2 million tonnes) which was a new record for AWAC. A significant proportion of the increase was attributed to the Alumar refinery in Sao Luis, Brazil, which operated consistently throughout 2011. The Australian refineries continued to operate at or near nameplate capacity during 2011. AWAC’s production capacity is 17.2 million tonnes per annum.

Aluminium production from AWAC’s two aluminium smelters was 357 thousand tonnes of aluminium, compared to 2010 production of 356 thousand tonnes.

AWAC Historical Production and LME Aluminium Price

AWAC Production Performance	2011	2010
Alumina Production (million tonnes)	15.7	15.2
Aluminium Production (‘000 tonnes)	357	356
LME Aluminium Price (US$/lb)	1.10	1.00

AWAC’s net income of $469.7 million in 2011 represented an increase of 40% compared to 2010.

Operating margin was $70 per tonne, an improvement of $23 per tonne on 2010, with higher realized prices offsetting the impact of the weaker US dollar and higher raw material and energy costs. In the first half 0f 2011, operating margin was $76 per tonne, reducing to $64 per tonne in the second half as global concerns, particularly around Europe, were reflected in volatile and lower prices.

The average 2011 cash cost of alumina production increased by $40 per tonne compared to 2010. Cost increases were principally incurred in the first half, with costs in the second half relatively flat to the first half, with the exception of caustic soda. The most significant influence on the increase in cash costs of production was the weakness of the US dollar, compared to the Australian dollar and the Brazilian Reais. The weaker US dollar accounted for approximately $18 per tonne of the increase across total production.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Global oil prices increased approximately 34% compared to 2010, contributing to an increase in average costs of production of $6 per tonne. Increases in bauxite costs added a further $4 per tonne and global caustic soda costs $3 per tonne.

Labor, contractor and higher scheduled maintenance costs, predominately in Australia, contributed to most of the balance in the rise of production costs during 2011.

Net cash outflow from financing operations increased to $441.0 million outflow, compared to $221.9 million outflow in 2010. Key changes were:

•	an increase in level of dividends paid and return of capital to partners of $1.3 million to $641.9 million in 2011 compared to $640.6 million in 2010;

•

a decrease in partners’ contributions, totalling $426.7 million in 2011, compared to $433.5 million in 2010, to fund the continued construction of the new bauxite mine and refinery in Brazil, and a $275.8 million contribution to support operations in Spain; and

•	decrease in debt by $215.4 million in 2011 compared to a decrease of $10.2 million in 2010.

Net cash outflow from investing activities decreased (5%) in 2011 to $376.8 million, compared to $395.9 million in 2010. Capital expenditure totalled $392 million, 31% above 2010. Approximately $300 million was associated with sustaining capital, with the majority of this is in Australia. The Australian operations commenced moving a mine crusher during 2011. Growth capital expenditure mainly related to completion works of the Juruti mine infrastructure in Brazil.

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

General and administrative expenses

General and administrative expenses increased by $4.2 million (40%) to $14.7 million in 2010. Alumina Limited is headquartered in Melbourne, and most corporate costs are incurred in Australian dollars. The translation of A$ costs into US$ was impacted by the strength of the Australian dollar, and this was a significant impact on the increase in corporate costs. In addition, the 2010 costs included Brazil taxes on funds movements from Brazil, costs associated with the change in functional and presentation currency, and administrative costs in Brazil.

Other Income/expenses

A net gain of $2.1 million on Brazilian Real financial instruments, principally on BRL instruments was recognized in 2010 compared to a $11.5 million gain on options in 2009. The options in 2009 provided a partial cap to Real/USD currency exposure arising from capital funding expenditure on the Brazilian mine and refinery expansion.

Borrowing Costs

Borrowing costs increased by $7.7 million (25%) to $38.7 million in 2010. Interest of $15.5 million was incurred in 2010 on the longer dated amortizing loan from the Brazilian National Development Bank (interest at approximately 5.3% per annum) compared with $2.5 million in 2009. Amortization of the convertible bond option was $1.0 million lower in 2010 at $8.1 million compared to $9.1 million during 2009. Commitment and upfront fees were steady at $8.5 million.

Income tax expense

In 2010, Alumina did not have any income tax charge compared to an income tax credit of $0.3 million in 2009. The key points to note are:

•	$117.2 million of income not assessable for tax in 2010 compared to $5.7 million of income assessable for tax in 2009.

•	Timing differences not recognized of $73.9 million compared to $7.9 million in the prior year.

•	Non-deductible expenses of $8.7 million compared to $4.3 million in the prior year.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Cash Flows

Alumina’s net cash inflow from operating activities for 2010 was $200.6 million, compared to $106.7 million in 2009, an increase of 88%. Higher dividends and distributions from associates were offset by higher borrowing costs and lower general and administrative expenses driving higher cash from operating activities.

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

Alumina’s net cash outflow from financing activities for continuing operations was $242.6 million, compared to an inflow of $546.7 million in 2009. Key changes were:

•	There were no rights issues during 2010 compared with proceeds of $794.2 received from the rights issue of shares during 2009.

•	Payments for the repurchase of the part of the convertible bond amounted to $181.5 million during 2010. No repurchases were made during 2009.

•	Cash dividends paid of $93.7 million in 2010. No cash dividends were paid in 2009.

•	Drawdowns of $33.7 million during 2010, offset by debt repayments of $1.1 million, compared to drawdowns of $682.0 million offset by debt repayments of $844.2 million in 2009.

•	There were no loans repaid to related parties during 2010. $41.8 million was repaid during 2009.

•	There were no proceeds from related parties during 2010. $7.0 million was received during 2009.

Net Assets

Alumina’s net assets increased in 2010 by $153.2 million (5%) to $3,071.5 million. The key points to note are:

•

Investment in associates increased by $225.9 million to $3,415.6 million. The increase was attributable to additional funding capitalization in AWAC entities amounting to $161.6 million, the impact of the higher Australian dollar and Brazilian reais amounting to $234.9 million offset by a return of capital amounting to $13.8 million and by surplus of dividends received over equity share in profits of $157.6 million.

•	Cash decreased by $193.5 million to $112.1 million, for the reasons noted above in the discussion on Alumina’s cashflow from operating, investing and financing activities.

•

Interest-bearing liabilities decreased by $114.0 million to $463.9 million. During 2010 Alumina borrowed additional amounts in US dollar and Brazilian Real amounting to $33.7 million and repaid debt amounting to $1.1 million.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview - AWAC

2010 Performance Compared to 2009 Performance

US GAAP ($ million)

	2010 Full Year	2009 Full Year
Total Sales
Third-party sales	3,452.4	2,706.1
Related party sales	2,004.1	1,371.9

Total Sales	5,456.5	4,078.0

Net Income (after tax)	335.3	106.4

AWAC’s 2010 sales revenue of $5,456.5 million (including sales to parties related to AWAC of $2,004.1 million) was 33.8% higher than 2009 sales revenue of $4,078.0 million (including sales to related parties of $1,371.9 million). Stronger market conditions resulted in improved pricing, with realized alumina prices up 28% from 2009. The increase in realized alumina prices accounted for over 60% of the total increase in alumina revenue. The price per tonne of aluminium improved by 29%, benefiting from increased global prices and regional premia (the average three month aluminium LME price was $2,200 per tonne in 2010 compared with $1,704 in 2009). Steamship revenue accounted for approximately 7% of total AWAC revenue in 2010.

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

AWAC’s alumina production was 15.2 million tonnes (2009: 13.5 million tonnes) which was a new record for AWAC. The proportion of total production from the lower cost Australian refineries fell from 67% in 2009 to 60% in 2010. The Australian refineries operated at or close to nameplate capacity during the year. An individual production record was set during the year at the Pinjarra refinery. Production at the Point Comfort and Suralco refineries was increased to meet customer demand and to cover the reduction in production at the Brazilian operations following issues during the commissioning phase.

Aluminium production from AWAC’s two aluminium smelters was 356 thousand tonnes of aluminium in 2010, 12 thousand tonnes less than the 2009 production of 368 thousand tonnes, reflecting a full year of curtailed production at the Portland smelter following production cuts in 2009.

AWAC Historical Production and LME Aluminium Price

AWAC Production Performance	2010	2009
Alumina Production (million tonnes)	15.2	13.5
Aluminium Production (‘000 tonnes)	356	368
LME Aluminium Price (US$/lb)	1.00	0.77

AWAC’s net income of $335.3 million in 2010 represented an increase of 215% compared to 2009.

Alumina operating margins improved as a result of higher realized prices and continued discipline on controllable costs. Excluding Brazil, direct commissioning and start-up costs of $80 million, the average cost of

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

The AWAC Agreements state a preference to finance its activities from cash flow of the affiliated operating entities and from borrowings. The AWAC Agreements limit leveraging of individual AWAC entities to a maximum ratio of debt (net of cash) to total capital of 30% (a super majority vote of the Strategic Council is required to exceed this limit). Should the aggregate annual capital budget of AWAC still require, after utilising available cash flow, an additional contribution from Alumina Limited and Alcoa, then the parties contribute their proportionate share thereof subject to the provisions set out in the AWAC Agreements. AWAC may make an annual capital request of up to $1 billion following a decision by a majority vote of the Strategic Council, of which Alcoa Inc. has majority voting power.

In 2006, Alumina and Alcoa entered into new funding arrangements to provide the AWAC partners with additional dividends from AofA for funding AWAC’s capital projects. During 2010, the funding arrangements were extended on the basis that 2 years notice is required to terminate the arrangements.

Alumina’s existing balance of franking credits and the new funding arrangements between Alumina and Alcoa provide greater confidence in Alumina’s capacity to fully frank dividends that are declared.

Dividends received from AofA in 2007, 2008, 2009, 2010 and 2011 have partially funded Alumina’s investment in AWAC’s growth projects. Alumina’s share of additional funding requirements was met by increased borrowings and the 2008 and 2009 rights issues.

Alumina introduced a Dividend Reinvestment Plan in 2008, and for the final 2007 dividend (paid in March 2008) arranged for the issue of shares under the DRP to be fully underwritten. As a result, A$135.4 million of new equity was issued in March 2008. Dividends of $170.6 million were paid during 2011. Dividends of $93.7 million were paid during 2010.

Dividends received from AofA and drawings under Alumina’s committed debt facilities funded the Company’s financing requirements in 2011 including AWAC’s investments in the completion of growth projects in Brazil and sustaining capital projects.

On April 18, 2011, Standard & Poor’s (S&P) raised Alumina Limited’s rating from BBB- to BBB, outlook stable. S&P noted that Alumina’s credit metrics have improved, due to the improved operating performance of its AWAC investment, and Alumina’s conservative financial management. On 28 March, 2012 S&P placed Alumina on Credit Watch Negative on expected weakening in credit metrics due to challenging trading conditions. At the time of printing S&P had not resolved the Credit Watch.

Funds generated from Alumina’s continuing operating activities were $196.1 million for the year ended December 31, 2011, compared with $200.6 million in 2010. This decrease was a result of slightly lower dividends from associates and higher corporate costs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Working capital was negative $32.8 million at December 31, 2011, compared to negative working capital of $97.7 million at December 31, 2010. The improvement is due to reduction in current liabilities as funding facilities were extended. Cash balances at December 31, 2011 were $19.0 million compared to $112.1 million at December 31, 2010. This decrease was mainly as a result of the repurchase of convertible bonds during 2011. Alumina’s net debt increased during the year from $353.5 million to $471.6 million primarily from a reduction in cash. Alumina’s working capital, in our opinion, is sufficient for Alumina’s present requirements and the directors are confident that the liabilities can be met using available cash and undrawn committed facilities whose maturities extend to 2016.

Gross debt drawn down under Alumina’s various debt facilities was $490.6 million at December 31, 2011 compared to total gross borrowings of $463.9 million at December 31, 2010. The increase in debt at year end is due to Alumina’s continuing payments for investments in associates which included investment in the Alumar refinery and Juruti mine in Brazil, and the San Ciprian refinery in Spain to replace shareholder loans.

The maturity of debt is outlined in Note 15 in the Consolidated Financial Statements. Alumina’s funding facilities at December 31, 2011, include bilateral bank facilities, a syndicated loan and a development bank loan. The syndicated facility is available in US dollars. The bilateral facilities are available in US dollars, two are also available in Australian dollars and one is also available in Euro. The development bank loan is fully drawn in US dollars and Brazilian Reais.

Funding facilities were restructured during 2010 and 2011, to provide greater diversity of funding sources and smaller refinancing requirements. Alumina’s maturity profile has also been lengthened. The final $168 million of the convertible bond was bought back in the first six months of 2011.

A new $320 million syndicated facility was completed in November 2010, with $107 million maturing in late 2013 and $213 million maturing in 2015. A new $50 million bilateral facility was established in 2011 with a maturity date of 2016. Two bilateral facilities which were to mature in 2012 were extended to 2016.

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

Capital expenditure was $166.6 million for the year ended December 31, 2011 and $161.6 million for the year ended December 31, 2010. The expenditures were in the form of equity contributions to fund AWAC’s expansion projects in Brazil and contribution for a capital call in Spain.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Obligations

Prior to the demerger, WMC Finance (USA) Limited (“Finance USA”) (a wholly-owned subsidiary of WMC Resources) had approximately $800 million of long dated bonds issued in four separate tranches (having maturities in 2003, 2006, 2013 and 2026), on issue (the “US Bonds”).

The obligations of Finance USA under the US Bonds were guaranteed by Alumina. In connection with the demerger, Finance USA tendered to repurchase the US Bonds remaining outstanding. The aggregate amount of outstanding bonds not repurchased was comprised as follows:

•	US Bonds due November 15, 2013 – $3,658,000

•	US Bonds due December 1, 2026 – $115,000

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

	Amount of Commitment – December 31, 2011
Contractual Obligations	Total	Less than 1 year	Between 1-3 years	Between 3-5 years	Over 5 years
	($ million)
Short term debt	52.9	52.9	—	—	—
Long term debt	437.7	—	210.8	226.9	—
Other liabilities reflected on the Company’s balance sheet	5.8	5.3	0.5	—	—

Total on-balance sheet contractual obligations	496.4	58.2	211.3	226.9	—

	Amount of Commitment – December 31, 2011
Other Commercial Commitments	Total	Less than 1 year	Between 1-2 years	Between 2-5 years	Over 5 years
	($ million)
Operating lease commitments	0.4	0.1	0.1	0.2	—

Operating lease commitments relate to the corporate office facilities in Australia.

Contractual obligations do not include interest.

Interest on Financing Facilities includes floating rates on the BNDES facility linked to both Libor (after hedging) and the BNDES Currency Basket rate, which is over 95% USD based.

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

The Directors in office at April 24, 2012 were:

Name	Position	Summary of Experience	Initially Elected or Appointed a Director	Age	Expiry of Current Term
Executive Directors

John Bevan	Executive Director/ Chief Executive Officer	Mr Bevan was elected as Executive Director and Chief Executive Officer on June 16, 2008. Mr Bevan joined Alumina Limited from BOC Group Plc where he most recently held the position of chief executive of Process Gas Solutions and was elected to the Board of Directors. He has had a long career with the BOC Group Plc including a variety of management roles in Australia, Korea, Thailand and the UK before becoming chief executive of Asia in 2000. He was a director of BOC Plc in London from 2003 to 2007. Mr Bevan has strong commercial and operational experience gained through operating in joint ventures in many parts of the world, particularly Asia.	June 2008	55	N/A

Non-Executive Directors

G. John Pizzey (1)(2)(3)	Chairman	Chairman of Iluka Resources Ltd (appointed November 2005), a director of Amcor Limited (September 2003) and St Vincent’s Institute of Medical Research. Mr Pizzey is a life governor of Ivanhoe Grammar School and a former chairman and director of the London Metal Exchange. Mr Pizzey was previously a director of A of A from April 1999 to December 2003.	June 2007	66	(4)

Peter A.F. Hay (1)(2)(3)	Director	Chairman of the Advisory Board of Lazard in Australia, and is a director of Australian and New Zealand Banking Group Limited, Landcare Australia Limited, GUD Holdings Limited, NBN Co Limited and Epworth Foundation and was appointed a director of Myer Holdings Limited in February 2010. He is a former Chief Executive Officer of the law firm Freehills.	December 2002	61	(4)

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Name	Position	Summary of Experience	Initially Elected or Appointed a Director	Age	Expiry of Current Term

Emma Stein(1)(2)(3)	Director	Non-executive director of Clough Limited, Non-Executive Director for Diversified Utilities Energy Trust, Non-Executive Director for Programmed Maintenance Group, Transpacific Industries Group Ltd and ceased as a director of Transfield Services Infrastructure Fund in July 2011. Formerly the UK Managing Director for French utility Gaz de France’s energy retailing operations. Before joining Gaz de France she was UK Divisional Managing Director for British Fuels.	February 2011	51	(4)

P Wasow(1)(2)(3	Director	Non-executive director of Murchison Metals Limited. Mr Wasow served 8 years at Santos Limited from 2002 to 2010. Initially appointed as Chief Financial Officer, he assumed the additional role of Executive Vice President from 2008. Prior to joining Santos, Mr Wasow held several senior roles over a 23 year career at BHP including Vice President of Finance.	August 2011	53	(4)

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nomination Committee
(4)

As explained in Section C, Non-executive directors are subject to retirement by rotation. Mr Peter A.F. Hay was re-elected as a director at the 2010 annual general meeting. Mr G. John Pizzey was re-elected as a director at the 2011 annual general meeting. Ms Emma Stein was appointed a director on February 3, 2011 and elected a director at the 2011 annual general meeting. Mr Wasow was appointed a director on August 26, 2011 and will stand for election at the 2012 annual general meeting.

In addition to the Chief Executive Officer, there are two other executive officers appointed by and reporting to the Chief Executive Officer responsible for the day to day running of the business. As at April 24, 2012, the executive officers were:

Executive Officer	Position	Summary of Experience	Appointed as Executive officer
Chris Thiris	Chief Financial Officer	Responsible for accounting, treasury, investor relations and taxation. Mr Thiris has extensive experience in finance and management functions gained through senior roles he has held in other organisations.	December 2011

Stephen Foster	General Counsel & Company Secretary	Responsible for legal, company secretarial, shareholder services, insurance and human resources. Mr Foster joined WMC Limited in November 2002 following more than three years with Village Roadshow Ltd as Business Affairs Manager (Projects). Mr Foster previously held legal positions with WMC’s Legal and Treasury department from 1990 to 1999 and with Arthur Robinson & Hedderwicks (now Allens Arthur Robinson) from 1987 to 1990.	December 2002

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following non-executives have retired:

Mr Donald Morley (former Chairman and Non-Executive Director)

Mr Morley was elected a Director of Alumina Limited on December 11, 2002. He retired as Chairman and Non-Executive Director on November 30, 2011.

Mr Ronald McNeilly (former Non-Executive Director)

Mr McNeilly was elected a Director of Alumina Limited on December 11, 2002. He retired as Non-Executive Director on March 3, 2011.

B. Compensation

For the year ended December 31, 2011, the aggregate amount of compensation paid and accrued to the Alumina directors and executives of Alumina was $5,848,080 (compared to $4,146,585 in 2010 and $3,184,848 in 2009). There is no other contingent or deferred compensation arrangements accrued for executives or directors. The remuneration of individual directors and executives is paid in A$ and converted in the tables below to US$ using the 2011 yearly average rate which increased by 12%.

Non-executive directors remuneration January to December 2011	Director’s fee(1) $	Other(2) $		Total $
Current Non-executive directors
G. John Pizzey (from 8/06/07)	196,644	15,983		212,627
Peter A. F. Hay (from 11/12/02)	175,559	15,749		191,308
Emma Stein (from 3/2/11)	159,006	14,283		173,289
Peter Wasow (from 26/08/11)	58,910	5,302		64,212
Previous Non-executive directors
Donald M. Morley (from 11/12/02-30/11/11)	340,791	19,744	(3)	360,535
Ronald J McNeilly (from 11/12/02-03/03/11)	31,286	2,799		34,085

(1)	Includes board and committee fees.
(2)

Includes Alumina’s contribution to superannuation. All employees of Alumina Limited are members of an accumulation category plan which offers a minimum contribution (subject to certain cashing out options and legislation) of 9% cent of basic salary to each member’s account.

(3)	Includes a non-monetary benefit relating to car parking amounting to $5,108.

Executive director remuneration and executive remuneration January to December 2011	Fixed remuneration(1) $	Other compensation(2) $	Total remuneration $
Current executive directors
John Bevan, Chief Executive Officer	1,135,970	1,285,451	2,421,421
Previous executive directors
Judith Downes, Chief Financial Officer	468,364	837,423	1,305,787
Current senior executives
Chris Thiris, Chief Financial Officer	182,042	11,063	193,105
Stephen Foster, General Counsel and Company Secretary	462,340	429,372	891,712

(1)

Includes company’s contribution to superannuation. All employees of Alumina Limited are members of an accumulated category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9% of basic salary to each member’s account.

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

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Alumina’s current full-time employees are members of a fund of their choice. Contributions are funded at the Superannuation Guarantee Contributions rate, currently 9% of an employee’s fixed remuneration.

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

A director may not hold office for a continuous period in excess of three years or past the third Annual General Meeting following the director’s appointment, whichever is the longer, without submitting for election or re-election. If no director would otherwise be required to submit for election or re-election but the NYSE Listing Rules require that an election of directors be held, the director to retire at the Annual General Meeting is the director who has been longest in office since their last election.

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

Alumina’s Constitution provides that the Directors may elect a Chairman of their meetings and determine the period for which he/she is to hold office. John Pizzey is currently the Non-Executive Chairman of Alumina.

Alumina’s most senior employee, the Chief Executive Officer, is selected by the Board and is subject to semi-annual performance reviews by the non-executive directors. The Chief Executive Officer recommends policy and strategic direction for board approval and is responsible for managing day-to-day business performance.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

If Mr Bevan’s employment is terminated on the basis of redundancy of the position or by Mr Bevan giving written notice to Alumina Limited in the event of a Significant Change (which is defined to be if Alumina Limited ceases to be listed on the Australian Stock Exchange, or if there is a Significant Change to his status and/or responsibilities which is detrimental to him, or if Alumina Limited decides the position is no longer required and suitable alternative employment is not offered, or Mr Bevan does not accept other employment within Alumina or another employer), then Mr Bevan is entitled to:

•	statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is 3 years or more continuous service);

•	the aggregate of a notice payment of 12 months, a severance payment of 2.5 weeks per completed year of service, and an additional severance payment of 13 weeks.

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

Senior Executives

In addition to Mr Bevan, Alumina Limited has entered into a service contract with each Senior Executive (Mr Thiris and Mr Foster). The contracts provide for the following retirement and termination benefits.

If Mr Thiris or Mr Foster’s employment is terminated on the basis of redundancy of their position or if they give written notice to Alumina in the event of a Significant Change to their status and/or responsibilities which is detrimental to them, or if Alumina Limited decides their position is no longer required and suitable alternative employment is not offered or if they do not accept other employment, then Mr Thiris and Mr Foster (as relevant) are entitled to:

•	statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is 3 years or more continuous service); and

•	the aggregate of: a notice payment of 12 weeks, a severance payment of 2.5 weeks per completed year of service, and an additional severance payment of 13 weeks.

Mr Thiris and Mr Foster are not entitled to the payment outlined above where the reason for a Significant Change is poor performance or inability to fulfill agreed responsibilities. Mr Thiris and Mr Foster are not entitled to retirement benefits other than superannuation entitlements.

Non-Executive Director Retirement Benefits

Non-executive Directors receive, in addition to their fees, a superannuation guarantee contribution which for 2011 was 9% of their fees to a maximum of A$15,477 for the Chairman and A$15,250 for other Non-executive Directors. Non-executive Directors do not receive any other retirement benefits.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

D. Employees

At December 31, 2011, Alumina employed 11 people directly. All Alumina employees work in the corporate office in Australia. For details of the number of AWAC employees for the periods presented refer to Item 4.B.(iii) “Employees”.

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

For those performance rights granted in 2008, 2009, 2010 and 2011, if less than 100% vest when tested initially at the end of a three year period, two further tests apply (over a four week period) 6 and 12 months after the initial test. Any performance rights which do not vest after the second retest will lapse.

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

Set out below are the assumptions made for the performance rights granted on February 18, 2011:

Share Price at Valuation date	$2.53
Risk Free rate	5.17%
Dividend Yield (2011-2013)	3.3%
Volatility	61%

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

Set out below are summaries of performance rights granted under the Plan:

2011

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number		Vested during the year Number	Expired during the year Number	Balance at end of the year Number
8/2/2008	4/12/2010	15,850	—		—	(15,850)	—
13/1/2009	30/11/2011	352,500	—		—	—	352,500
12/2/2010	20/12/2012	634,300	—		—	(137,700)	496,600
18/2/2011	6/12/2013	—	559,900	[1]	—	(131,500)	428,400

Total		1,002,650	559,900		—	(285,050)	1,277,500

[1]	Fair value per performance right at grant date was A$2.03.

2010

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number		Vested during the year Number	Expired during the year Number	Balance at end of the year Number
29/1/2007	4/12/2009	41,250	—		—	(41,250)	—
8/2/2008	4/12/2010	31,700	—		—	(15,850)	15,850
13/1/2009	30/11/2011	352,500	—		—	—	352,500
12/2/2010	20/12/2012	—	634,300	[1]	—	—	634,300

Total		425,450	634,300		—	(57,100)	1,002,650

[1]	Fair value per performance right at grant date was A$1.28.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Shareholdings

The numbers of shares in the Company held during the financial year by each director of Alumina Limited and the key management personnel of the Company and consolidated entity, including their personally-related entities, are set out below.

2011	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year	Balance at the end of the year
Name
Directors of Alumina Limited
Ordinary shares
D M Morley[1]	951,670	—	—	951,670
P A F Hay	112,598	—	—	112,598
R J McNeilly[2]	115,145	—	—	115,145
J Pizzey	65,445	—	—	65,445
E Stein	—	—	14,281	14,281
J Bevan	355,380	—	76,772	432,152
J S Downes[3]	174,350	—	31,210	205,560

1      Mr Morley retired from the Company on 30 November 2011. His shareholding is of that date.

2      Mr McNeilly retired as a Director of Alumina limited on 3 March 2011. His shareholding is of that date.

3      Ms Downes ceased employment with the Company on 24 August 2011. Her shareholding is of that date.

Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	122,081	—	22,786	144,867

2010	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year	Balance at the end of the year
Name
Directors of Alumina Limited
Ordinary shares
D M Morley	951,670	—	—	951,670
P A F Hay	112,598	—	—	112,598
R J McNeilly	115,145	—	—	115,145
J Pizzey	59,297	—	6,148	65,445
J Bevan	355,380	—	—	355,380
J S Downes	174,350	—	—	174,350

Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	119,304	—	2,777	122,081

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The issued capital of Alumina is currently constituted by one class of registrable voting securities being ordinary shares.

As at February 29, 2012, Alumina had on issue 2,440,196,187 fully paid ordinary shares.

Alumina is not directly or indirectly owned or controlled by another corporation, any foreign government or any person.

The following table sets forth, as at February 29, 2012, information in respect of:

(i)	any person who is known to Alumina to be the registered owner of more than 5% of any class of its voting securities; and

(ii)	the total amount of any class of its voting securities owned by the Directors and Executive General Managers of Alumina as a group.

Title of class	Identity of person or group	Amount owned	% of class
Fully paid Ordinary Shares	National Nominees Ltd	534,527,699	21.91

	HSBC Custody Nominees (Aust) Limited	473,806,206	19.42

	J P Morgan Nominees Australia Ltd	431,230,773	17.67

Fully paid Ordinary Shares(1)	Directors and Executive officers of Alumina as a group	769,343	0.03

(1)	Includes Alumina’s ADS’s

The nominee companies listed in the previous table hold these fully paid ordinary shares on behalf of numerous beneficial owners. Beneficial owners known to have owned more than 5% of the issued and outstanding fully-paid ordinary shares are listed below. Their history of significant changes over the last three years is outlined below:

Beneficial Owner	Date	Number of Shares	% Shareholding
BlackRock Investment Management (Australia) Limited	12/20/2011	118,188,317	4.84%
	01/25/2011	130,606,615	5.35%
	12/02/2009	155,871,454	6.39%

Perpetual Limited and subsidiaries	10/12/2011	172,698,578	7.08%
	08/23/2011	147,093,709	6.03%
	07/27/2011	122,169,825	5.01%

Ausbil Dexia Limited	11/18/2011	119,682,580	4.90%
	03/22/2010	149,638,549	6.13%

Cooper Investors Pty Ltd	02/23/2012	121,111,832	4.96%
	11/08/2011	123,116,997	5.05%
	04/06/2011	120,057,311	4.92%
	08/19/2010	127,237,415	5.21%
	07/12/2010	122,157,783	5.01%
	05/15/2009	112,587,101	5.12%

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Schroders	04/11/2012	147,557,915	6.05%
	11/18/2011	122,148,428	5.01%
	06/01/2009	113,270,773	4.64%
	05/09/2009	114,973,760	5.22%

Wellington Management Company	02/23/2010	111,400,552	4.57%
	01/25/2010	123,166,281	5.05%
	12/03/2009	121,230,242	4.97%
	12/01/2009	124,946,998	5.12%
	07/07/2009	151,701,693	6.22%
	06/24/2009	125,233,883	5.13%
	06/02/2009	117,448,380	4.81%
	05/28/2009	116,687,154	5.30%

All fully paid shareholders have the same voting rights as any other fully paid shareholder. There are no arrangements, known to Alumina, the operation of which may at a subsequent date result in a change in control of Alumina.

As at February 29, 2012, 652,264 Alumina fully paid ordinary shares were registered in the name of 228 residents of the United States and represented approximately 0.03% of the total number of Alumina fully paid ordinary shares issued and outstanding. As at February 29, 2012, 26,445,677 Alumina ADRs were outstanding (representing 105,782,708 Alumina fully paid ordinary shares) and were registered in the name of 248 residents of the United States and represented approximately 4.34% of the total number of fully paid ordinary shares issued and outstanding.

B. Related Party Transactions

Loans to directors

No loans were provided in 2011 or 2010, and no balances remained outstanding at December 31, 2011 or December 31, 2010.

Shareholding transactions of directors

The majority of Alumina’s directors are also shareholders of the company and as such, they may purchase or sell Alumina’s shares.

Where directors have purchased or sold shares they have done so on normal commercial terms, on conditions no more favorable than those available to other shareholders.

During 2009, new legislation was introduced that altered the taxation treatment of shares acquired under Non-executive Director Share Plans. Following a review of the effect of the new tax rules, a decision was made to terminate the Non-executive Director Share Plan that had required Non-executive directors to each purchase shares in Alumina Limited equivalent to a minimum value of 10% of their annual fees.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The directors reaffirmed the Company Policy that required them to hold shares equal to, or greater than, one year’s annual fees by the expiry of their first term as a Director.

	2011	2010
*	Number of Alumina Limited shares
The aggregate number of vested shares granted to executives through participation in the Alumina Employee Share Plan was:	—	—

Details of shares and share options held by directors of the parent entity or their director- related entities at period end are as follows:
- fully paid shares	624,476	1,774,588

*	Individual directors beneficially own less than 1% of total ordinary shares outstanding, the only class of shares issued by Alumina Limited.

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

Other Related Parties

On November 19, 2008, Alumina Finance Limited (“Lender”), a wholly-owned subsidiary of Alumina Limited, along with Aluminio Espanol S.A. (“Lender”) entered into a Revolving Credit Facility Agreement with Alumina Espanola S.A. (“Borrower”), an entity which forms part of AWAC. In April 2009, Alumina Limited also became a party to the Revolving Credit Facility Agreement as a Lender to the Borrower. The lenders from time to time will lend to the Borrower amounts up to a maximum outstanding principal not to exceed Euro 150,000,000 for the purpose of funding the Borrower’s alumina refinery operating needs. During 2009, the lenders advanced a total of Euro 68,847,921 to the Borrower. Monies advanced under this facility were returned to Alumina Limited and Alumina Finance Limited in September 2009 and December 2009. At December 31, 2011 there were no loans outstanding.

AofA advanced a total of $34,800,000 to Alumina Limited in December 2008. These funds were used by Alumina Limited to fund the remaining 2008 funding requirements for AWAC’s investment in Brazil. The loan was repaid in January 2009.

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

Native title may exist in areas where it has not been extinguished. Although a determination of native title does not invalidate another’s validly granted tenure, the High Court decision in the Wik Peoples v Queensland (1996) 187 CLR 1 (“Wik”) case, made it clear that native title may co-exist with other forms of tenure where that tenure is not exclusive, provided the native title rights are not incompatible with the exercise of the other rights.

In August 2002, the High Court handed down its decision in the State of Western Australia v Ward (2002) 213 CLR 1 (“Ward”). The Court found, among other things, that native title can be categorized as a “ bundle of rights”, that there could be partial extinguishment of native title rights and that Western Australian and Northern Territory mining and petroleum legislation extinguishes all native title rights that may have existed over minerals and petroleum in Western Australia and Northern Territory. The High Court also held that a mining lease under the relevant Western Australian legislation extinguished any native title right to control access to land, or to be asked permission to use, or have access to, land but does not necessarily extinguish all native title rights. This decision, which provides some clarity about the impact of native title on pastoral leases and mining leases in Western Australia and the Northern Territory is significant to AofA because some of its operations are in Western Australia. However, the decision also leaves many issues to be decided on a case by case basis.

There are current native title claims awaiting determination in the Federal Court of Australia over areas that include AofA’s Mining Lease (ML) 1SA (Western Australia) (“the Alcoa Lease”). The native title claim which includes a portion of the conveyor associated with Alcoa’s 45% interest in the Portland Smelter (Victoria) has been determined.

FINANCIAL INFORMATION

(a) Western Australia

AofA’s operations fall within the Gnaala Karla Booja native title claim (Federal Court file number WAD6274/98) and the Combined Single Noongar claim (WAD6006/03), both of which are yet to be determined.

These claims include AofA’s Mining Lease (ML) 1SA (Western Australia) (“the Alcoa Lease”). However, as a result of the Ward decision, the potential exposure of AofA to this claim is significantly reduced by the High Court’s finding that any native title right in minerals (if it could be established on the evidence) has been extinguished.

(b) Victoria

AofA’s interest in Portland Smelter falls within the two of the Gunditjmara native title claims, namely Gunditjmara #1 (VID6004/98) and Gunditjmara #2 (VID655/06). In March 2007, these two claims were heard together and, in combination, were further split into Part A and Part B areas pursuant to Orders of Justice North on January 18, 2007. The claims in respect of Part A were determined by consent in March 2007.

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

Alcoa Portland withdrew from Part B of the claim on confirming that none of its interests were impacted by that part of the claim.

(c) General

While native title does and may still exist in the above Western Australian and Victorian claim areas, all valid grants of tenure over the years will prevail to the extent of any inconsistency. The validity of AofA’s tenure has not been challenged and AofA does not know of any basis upon which such tenure may be found invalid. Accordingly, AofA is entitled to continue its operations not withstanding any native title rights and interests subsisting in those areas.

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

As previously reported, on February 27, 2008, Alcoa Inc. received notice that Aluminium Bahrain B.S.C. (Alba) had filed suit against Alcoa Inc. and Alcoa World Alumina LLC (collectively, “Alcoa”), and others, in the U.S. District Court for the Western District of Pennsylvania (the “Court”), Civil Action number 08-299, styled Aluminium Bahrain B.S.C. v. Alcoa Inc., Alcoa World Alumina LLC, William Rice, and Victor Phillip Dahdaleh. The complaint alleges that certain Alcoa entities and their agents, including Victor Phillip Dahdaleh, have engaged in a conspiracy over a period of 15 years to defraud Alba. The complaint further alleges that Alcoa and its employees or agents (1) illegally bribed officials of the government of Bahrain and (or) officers of Alba in order to force Alba to purchase alumina at excessively high prices, (2) illegally bribed officials of the government of Bahrain and (or) officers of Alba and issued threats in order to pressure Alba to enter into an agreement by which Alcoa would purchase an equity interest in Alba, and (3) assigned portions of existing supply contracts between Alcoa and Alba for the sole purpose of facilitating alleged bribes and unlawful commissions. The complaint alleges that Alcoa and the other defendants violated the Racketeer Influenced and Corrupt Organizations Act (RICO) and committed fraud. Alba’s complaint seeks compensatory, consequential, exemplary, and punitive damages, rescission of the 2005 alumina supply contract, and attorneys’ fees and costs. Alba seeks treble damages with respect to its RICO claims. Neither Alumina Limited, nor any of its employees, is a defendant in the litigation. Alumina holds a 40% equity interest in Alcoa World Alumina LLC.

FINANCIAL INFORMATION

On February 26, 2008, Alcoa Inc. had advised the U.S. Department of Justice (DOJ) and the Securities and Exchange Commission (SEC) that it had recently become aware of these claims, had already begun an internal investigation, and intended to cooperate fully in any investigation that the DOJ or the SEC may commence. On March 17, 2008, the DOJ notified Alcoa that it had opened a formal investigation and Alcoa has since been cooperating with the government. The SEC subsequently commenced a parallel investigation. The United States Foreign Corrupt Practices act and a related statutes and regulations in the United States and elsewhere provide for potential injunctive relief, monetary penalties, disgorgement, prejudgment interest, criminal sanctions and other collateral consequences. The DOJ and SEC investigations are ongoing.

In response to a motion filed by the DOJ on March 27, 2008, the Court ordered the suit filed by Alba to be administratively closed and that all discovery be stayed to allow the DOJ to fully conduct an investigation without the interference and distraction of ongoing civil litigation. The Court further ordered that the case will be reopened at the close of the DOJ’s investigation. On November 8, 2011, at Alcoa’s request, the Court removed the case from administrative stay and ordered Alba to file an Amended Complaint by November 28, 2011 and a RICO case statement 30 days thereafter for the limited purpose of allowing Alcoa to move to dismiss Alba’s lawsuit. Pursuant to the November 8, 2011 order, briefing on the motion to dismiss was completed by March 2012. Alcoa has reported it has been engaged in dialogue with both the DOJ and SEC, and that it is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss with regard to any of the government or private party matters discussed above, but such losses may be material in a particular period to Alcoa’s results of operations. Alumina is unable to quantify meaningfully the possible loss or range of loss to which companies in which Alumina has an equity interest may be subject as a result of the above governmental or private party matters.

As previously reported, on July 21, 2008, the Teamsters Local #500 Severance Fund and the Southeastern Pennsylvania Transportation Authority filed a shareholder derivative suit in the civil division of the Court of Common Pleas of Allegheny County, Pennsylvania against certain officers and directors of Alcoa claiming breach of fiduciary duty, gross mismanagement, and other violations. This derivative action stems from the civil litigation brought by Alba against Alcoa, AWA, Victor Phillip Dahdaleh, and others, and the subsequent investigation of Alcoa by the DOJ and the SEC with respect to Alba’s claims. This derivative action claims that the defendants caused or failed to prevent the matters alleged in the Alba lawsuit. The director defendants filed a motion to dismiss on November 21, 2008. On September 3, 2009, a hearing was held on Alcoa’s motion and, on October 12, 2009, the court issued its order denying Alcoa’s motion to dismiss but finding that a derivative action during the conduct of the DOJ investigation and pendency of the underlying complaint by Alba would be contrary to the interest of shareholders and, therefore, stayed the case until further order of the court. This derivative action is in its preliminary stages and Alumina is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

As previously reported, on March 6, 2009, the Philadelphia Gas Works Retirement Fund filed a shareholder derivative suit in the civil division of the Court of Common Pleas of Philadelphia County, Pennsylvania. This action was brought against certain officers and directors of Alcoa claiming breach of fiduciary duty and other violations and is based on the allegations made in the previously disclosed civil litigation brought by Alba against Alcoa, AWA, Victor Phillip Dahdaleh, and others, and the subsequent investigation of Alcoa by the DOJ and the SEC with respect to Alba’s claims. This derivative action claims that the defendants caused or failed to prevent the conduct alleged in the Alba lawsuit. On August 7, 2009, the director and officer defendants filed an unopposed motion to coordinate the case with the Teamsters Local #500 suit, described immediately above, in the Allegheny County Common Pleas Court. The Allegheny County court issued its order consolidating the case on September 18, 2009. Thereafter, on October 31, 2009, the court assigned this action to the Commerce and Complex Litigation division of the Allegheny Court of Common Pleas and on November 20, 2009, the court granted defendants’ motion to stay all proceedings in the Philadelphia Gas action until the earlier of the court lifting the stay in the Teamsters derivative action or further order of the court in this action. This derivative action is in its preliminary stages and the company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

As previously reported, on November 30, 2010, Alcoa Alumínio S.A. (Alumínio) received service of a lawsuit that had been filed by the public prosecutors of the State of Pará in Brazil in November 2009. The suit names the company and the State of Pará, which, through its Environmental Agency, had issued the operating license for the company’s new bauxite mine in Juruti. The suit concerns the impact of the project on the region’s water system and alleges that certain conditions of the original installation license were not met by the company. In the lawsuit, plaintiffs requested a preliminary injunction suspending the operating license and ordering payment of compensation. On April 14, 2010, the court denied plaintiffs’ request. Alumínio presented its defense in March 2011, on grounds that it was in

FINANCIAL INFORMATION

compliance with the terms and conditions of its operating license, which included plans to mitigate the impact of the project on the region’s water system. In April, 2011, the State of Pará defended itself in the case asserting that the operating license contains the necessary plans to mitigate such impact, that the State monitors the performance of Aluminio’s obligations arising out of such license, that the licensing process is valid and legal, and that the suit is meritless. This proceeding is in its preliminary stage and Alumina is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

St. Croix Proceedings

Josephat Henry. In September 1998, Hurricane Georges struck the U.S. Virgin Islands, including the St. Croix Alumina, L.L.C. (SCA) facility on the island of St. Croix. The wind and rain associated with the hurricane caused material at the location to be blown into neighbouring residential areas. SCA undertook or arranged various cleanup and remediation efforts. The Division of Environmental Protection (DEP) of the Department of Planning and Natural Resources (DPNR) of the Virgin Islands Government issued a Notice of Violation that Alcoa has contested. In February 1999, certain residents of St. Croix commenced a civil suit in the Territorial Court of the Virgin Islands seeking compensatory and punitive damages and injunctive relief for alleged personal injuries and property damages associated with “bauxite or red dust” from the SCA facility. In September 2009, the Court granted defendants’ motion for summary judgment on the class plaintiffs’ claim for injunctive relief. In October 2009, plaintiffs appealed the Court’s summary judgment order dismissing the claim for injunctive relief and in March 2011, the U.S. Court of Appeals for the Third Circuit dismissed plaintiffs’ appeal of that order. In September 2011, the parties reached an oral agreement to settle the remaining claims in the case which would resolve the personal property damage claims of the 12 remaining individual plaintiffs. Plaintiffs have indicated that they nevertheless intend to appeal all of the claim dismissals that have occurred in the trial court over the life of the case. Alcoa Inc. anticipates that this appeal will be filed within 60 days following entry of such settlement. AWAC’s share of the settlement is fully insured.

Contract Action. On April 23, 2004, St Croix Renaissance Group, LLLP, Brownfield Recovery Corp, and Energy Answers Corporation of Puerto Rico (collectively referred to as “SCRG”) filed a suit against St Croix Alumina LLC and Alcoa World Alumina LLC in the Territorial Court of the Virgin Islands, Division of St Croix for claims related to the sale of SCA’s former St Croix alumina refinery to plaintiffs (Contract Action). SCA and Alcoa World Alumina LLC thereafter removed the case to federal court and after a several year period of discovery and motion practice, a jury trial on the matter took place in St Croix from January 11, 2011 to January 20, 2011. The jury returned a verdict in favour of plaintiffs and awarded damages as described: on a claim of breaches of warranty, the jury awarded $13 million; on the same claim, the jury awarded punitive damages in the amount of $6 million; and on a negligence claim for property damage, the jury awarded $10 million.

In February 2011, Alcoa filed post-trial motions seeking judgment, notwithstanding the verdict or, in the alternative, a new trial. In May 2011, the court granted Alcoa’s motion for judgment regarding plaintiffs’ $10 million negligence award and denied the remainder of Alcoa’s motions. Additionally, the court awarded plaintiffs pre-judgment interest of $2 million on the breach of warranty award. As a result of the court’s post-trial decisions, AWAC recorded a charge of $20 million in 2011. In June 2011, Alcoa filed a notice of appeal with the US Court of Appeals for the Third Circuit regarding Alcoa’s denied post-trial motions. Also on June 22, 2011, SCRG filed a notice of cross appeal with the Third Circuit related to certain pre-trial decisions of the court and of the court’s post-trial ruling on the negligence claim. The Third Circuit has referred this matter to mediation as is its standard practice in appeals. This proceeding has been finalised and settled as part of the Consent Decree entered into on February 17, 2012 and referred to on page 78.

NRD Action. In May 2005, Alcoa World Alumina LLC (AWA) and SCA were among the defendants listed in a lawsuit brought by the Commissioner of the DPNR, Dean Plaskett, in his capacity as Trustee for Natural Resources of the Territory of the United States Virgin Islands in the District Court of the Virgin Islands, Division of St. Croix (NRD Action). The complaint seeks damages for alleged injuries to natural resources caused by alleged releases from an alumina refinery facility in St. Croix that was owned by SCA from 1995 to 2002. Also listed in the lawsuit are previous and subsequent owners of the alumina refinery and the owners of an adjacent oil refinery. Claims are brought under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), U.S. Virgin Islands law, and common law. The plaintiff has not specified in the complaint the amount it seeks in damages. During July 2009, each defendant except St. Croix Renaissance Group, L.L.L.P. (SCRG) filed a partial motion for summary judgment seeking dismissal of the CERCLA cause of action on statute of limitations grounds. In July 2010, the court granted in part and denied in part each defendant’s motion for summary judgment. The court granted each defendant’s motion as to alleged

FINANCIAL INFORMATION

injury to off-site groundwater and downstream surface water resources but denied each motion as to alleged injury to on-site groundwater resources. This proceeding has been finalised and settled as part of the Consent Decree entered into on February 17, 2012 and referred to below.

SCA-Only Territorial Action. In December 2006, SCA was sued by the Commissioner of the DPNR, U.S. Virgin Islands, in the Superior Court of the Virgin Islands, Division of St. Croix. The plaintiff alleges violations of the Coastal Zone Management Act and a construction permit issued thereunder (SCA-Only Territorial Action). The complaint seeks a civil fine of $10,000 under the Coastal Zone Management Act, civil penalties of $10,000 per day for alleged intentional and knowing violations of the Coastal Zone Management Act, exemplary damages, costs, interest and attorney’s fees, and “other such amounts as may be just and proper”. SCA responded to the complaint on February 2, 2007 by filing an answer and motion to disqualify DPNR’s private attorney. This proceeding has been finalised and settled as part of the Consent Decree entered into on February 17, 2012 and referred to below.

Multi-Party Enforcement Action. In December 2006, SCA, along with unaffiliated prior and subsequent owners, were sued by the Commissioner of the DPNR, U.S. Virgin Islands, in the Superior Court of the Virgin Islands, Division of St. Croix (Multi-Party Enforcement Action). This second suit alleges violations by the defendants of certain permits and environmental statutes said to apply to the facility. The complaint seeks the completion of certain actions regarding the facility, a civil fine from each defendant of $10,000 under the Coastal Zone Management Act, civil penalties of $50,000 per day for each alleged violation of the Water Pollution Control Act, $10,000 per day for alleged intentional and knowing violations of the Coastal Zone Management Act, exemplary damages, costs, interest and attorney’s fees, and “other such amounts as may be just and proper.” This proceeding has been finalised and settled as part of the Consent Decree entered into on February 17, 2012 and referred to below.

Cost Recovery Action. In October 2007, DPNR filed a CERCLA cost recovery suit against SCRG. SCRG filed a third-party complaint for contribution and other relief against several third-party defendants (Cost Recovery Action). On March 4, 2011, the court issued a memorandum and order granting defendants’ motions for summary judgment and entered judgment in favour of the defendants. On March 18, 2011, DPNR filed a motion for reconsideration of the order and judgment, and that motion was denied on April 15, 2011. On May 16, 2011, DPNR filed an appeal with the U.S. Court of Appeals for the Third Circuit. This proceeding has been finalised and settled as part of the Consent Decree entered into on February 17, 2012 and referred to below.

Abednego. On January 14, 2010, Alcoa was served with a complaint involving approximately 2,900 individual persons claimed to be residents of St. Croix who are alleged to have suffered personal injury or property damage from Hurricane Georges or winds blowing material from the property since the time of the hurricane. This complaint, Abednego, et al. v. Alcoa, et al. was filed in the Superior Court of the Virgin Islands, St. Croix Division. The complaint names as defendants the same entities as were sued in the February 1999 action described above. Alcoa and SCA removed the case to the U.S. District Court for the District of Virgin Islands. Subsequently, plaintiffs have filed motions to remand the case to territorial court as well as a third amended complaint, and defendants have moved to dismiss the case for failure to state a claim upon which relief can be granted. On March 17, 2011, the court granted plaintiffs’ motion to remand to territorial court. Thereafter, Alcoa filed a motion for allowance of appeal. The motion was denied on May 18, 2011. The parties await assignment of the case to a trial judge. At this stage of the proceeding, Alumina is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

Proposed Consent Decree for Certain St. Croix Proceedings. On November 21, 2011, Alcoa, SCRG and the DPNR lodged a proposed Consent Decree with the U.S. District Court for the Virgin Islands, which Consent Decree contains terms of a settlement between the parties resolving the following matters:

•	the Contract Action;

•	the NRD Action;

•	the SCA-Only Territorial Action;

•	the Multi-Party Enforcement Action; and

•	the Cost Recovery Action.

On February 17, 2012, the Court signed and entered the Consent Decree. The charge of $20 million recorded by AWAC in 2011 includes the costs arising under this settlement.

FINANCIAL INFORMATION

Other Financial Information

Dividend Policy

A fully franked final 2011 dividend of USD 3 cents per share was paid in March 2012, bringing the total dividend for 2011 to USD 6 cents per share. The total dividend for 2010 was USD 6 cents per share. The Board’s policy is to review dividend payments at each half year in light of the current and expected business conditions.

Generally the Board intends, on an annual basis, to distribute cash from operations after debt servicing and corporate costs commitments have been met. Dividends will be fully franked for the foreseeable future.

Directors have continued the suspension of the Company’s Dividend Reinvestment Plan. The Dividend Reinvestment Plan did not apply to the 2011 final dividend.

Financing and Corporate Items

Net financing and corporate expenses for the year ended December 31, 2011 totalled $45.5 million compared to $49.9 million for the year ended December 31, 2010. The principal components were:

	Year Ended December 31, 2011	Year Ended December 31, 2010
Interest (received) / (receivable)	(0.2)	(1.4)
Interest paid / payable	28.5	38.7
Corporate expenditure	17.3	14.7
Net (gain)/loss on fair value of derivatives	(0.1)	(2.1)

Net interest charged to profit was $28.3 million for the year ended December 31, 2011 compared to $37.3 million for the year ended December 31, 2010. Interest of $13.7 million was incurred in 2011 on the longer dated amortizing loan from the Brazilian National Development Bank (interest at approximately 5.04% per annum) compared with $15.5 million in 2010. Amortization of the convertible bond option was $6.4 million lower in 2011 at $1.7 million compared to $8.1 million in 2010, due to the repurchase of the convertible bonds. The convertible bond is now fully repaid. Commitment and upfront fees were steady at $8.5 million.

B. Significant Changes

So far in 2012 there have been significant movements in the LME, alumina index, oil and the AUD/USD exchange rate. Refer to the table below for a comparison between December 31, 2011 and March 30, 2012.

	As at December 31, 2011	As at March 30, 2012
LME aluminium price US$ per tonne	2,422	2,219
Alumina index (Aust FOB)	375	318
Oil price (Brent)	111	123
AUD/USD exchange rate	1.0225	1.0341

THE OFFER AND LISTING

ITEM 9.	THE OFFER AND LISTING

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

		Ordinary Shares		American Depositary Shares
Period		A$ High	A$ Low	US$ High	US$ Low
Month Ended March 31, 2012		1.25	1.20	5.14	5.04
Month Ended February 29, 2012		1.37	1.15	5.94	5.74
Month Ended January 31, 2012		1.34	1.09	5.54	5.39
Month Ended December 31, 2011		1.45	1.11	4.62	4.49

Year Ended December 31, 2011	First Quarter	2.62	2.16	10.49	8.36
	Second Quarter	2.70	2.03	11.46	8.46
	Third Quarter	2.28	1.33	9.87	5.15
	Fourth Quarter	1.65	1.11	6.84	4.47

Year Ended December 31, 2010	First Quarter	2.06	1.54	7.74	5.18
	Second Quarter	1.88	1.53	6.95	4.76
	Third Quarter	1.95	1.46	7.31	4.90
	Fourth Quarter	2.61	1.77	10.35	6.96

Year Ended December 31, 2009	First Quarter	1.42	0.73	5.05	2.15
	Second Quarter	1.72	1.12	5.93	3.38
	Third Quarter	1.91	1.29	6.74	3.91
	Fourth Quarter	1.93	1.53	7.10	5.50

Year Ended December 31, 2008	First Quarter	6.51	4.50	24.26	15.86
	Second Quarter	6.75	4.61	25.36	18.00
	Third Quarter	4.98	2.92	18.43	8.25
	Fourth Quarter	3.25	0.98	11.21	2.39

Year Ended December 31, 2007	First Quarter	7.45	6.07	23.82	18.75
	Second Quarter	8.10	7.03	28.02	23.00
	Third Quarter	8.88	5.90	32.85	18.21
	Fourth Quarter	7.33	5.89	26.10	20.05

The closing price of Alumina’s fully paid Ordinary Shares on December 31, 2011 was A$1.11 and on March 31, 2012 was A$1.23. The closing price of Alumina’s ADRs on December 31, 2011 was US$4.61 and on March 31, 2012 was US$5.14.

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

As at February 29, 2012, 652,264 Alumina fully paid ordinary shares were registered in the name of 228 residents of the United States and represented approximately 0.03% of the total number of Alumina fully paid ordinary shares issued and outstanding. As at February 29, 2012, 26,445,677 Alumina ADRs were outstanding (representing 105,782,708 Alumina fully paid ordinary shares) and were registered in the name of 248 residents of the United States and represented approximately 4.34% of the total number of fully paid ordinary shares issued and outstanding.

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

Dividends are not able to be paid by Alumina unless:

•	Alumina’s assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend;

•	the payment of the dividend is fair and reasonable to Alumina’s shareholders as a whole; and

•	the payment of the dividend does not materially prejudice Alumina’s ability to pay its creditors, (section 254T of the Corporations Act).

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

In addition, section 50 of the Competition and Consumer Act 2010 of the Commonwealth of Australia prohibits an acquisition of shares that would have the effect, or be likely to have the effect, of substantially lessening competition in any market for goods or services within Australia, unless the acquisition is authorised by the Australian Competition and Consumer Commission.

Finally, while not a direct limitation on the right to own securities, the Constitution does permit Alumina to manage its shareholder base by selling the securities of a shareholder who holds less than a marketable parcel of securities, subject to certain procedures being followed (rule 76).

Proportional Takeover Approval

Where a proportional takeover bid is made under the Corporations Act for shares in Alumina (i.e. a bid is made for a specified proportion, but not all, of each holder’s bid class shares), the registration of any transfer of shares giving effect to a takeover contract under the proportional takeover bid is prohibited unless and until a resolution to approve the proportional takeover bid is passed in accordance with rule 80 of the Constitution (rule 79). The resolution is to be considered at a meeting convened and conducted by Alumina, of the persons entitled to vote on the resolution (rule 80(c)). The resolution is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one half (rule 80(d)). The provisions with respect to proportional takeover bids (i.e. rules 79 and 80) cease to have effect on the third anniversary of the date of their adoption or last renewal. The provisions were last adopted by shareholders on May 7, 2009, therefore they will operate until May 6, 2012, unless renewed earlier. The provisions are the subject of a proposed resolution at the Company’s Annual General Meeting on 2 May 2012.

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

C. Material Contracts

Formation Agreement among Aluminum Company of America, Alcoa International Holdings Corporation, ASC Aluminium Inc., Alumina and certain subsidiaries of the companies that established AWAC.

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

(a) Enterprise

AWAC is comprised of a series of affiliated operating entities in which Alcoa has a 60% interest and Alumina a 40% interest. Alcoa acquired 9% of AofA and Alumina acquired a 40% interest in the other Alcoa affiliated operating entities and assets included within AWAC, upon its formation. Alumina has acquired a 40% interest in AWAC entities and assets acquired (such as that of San Ciprian) since AWAC’s formation.

(b) Consideration

On January 1, 1995, Alumina paid to Alcoa approximately $386 million and transferred 9% of AofA to Alcoa. Alumina contributed an additional sum of approximately $120 million to AWAC which was repaid during the course of initial establishment and operation of AWAC and for further acquisitions. Alcoa was also to receive additional compensation based upon the future earnings of AWAC’s alumina-based industrial chemicals operations if the earnings exceeded performance targets for the period 1995-1999 (inclusive). Since the growth plan for the alumina-based chemicals business was not achieved, this additional compensation was not required to be paid by WMC.

(c) Enterprise Scope

The scope of AWAC includes the following:

Bauxite and alumina: the exploration, searching and prospecting for and the mining of bauxite and other aluminous ores as well as the refining and other processing of these ores into alumina and other necessary but ancillary facilities.

Industrial chemicals: the research, development, production, marketing and sale of industrial chemicals, comprised initially of the output of the existing AofA facilities for industrial alumina-based chemicals and other agreed mineral-based chemicals or as may be agreed from time to time.

Integrated operations: the ownership and operation of certain primary aluminium smelting, aluminium fabricating and other necessary but ancillary facilities that are run as part of an integrated operation at certain of the locations existing on the formation of AWAC.

(d) Formation

The formation of AWAC was completed on January 1, 1995.

ADDITIONAL INFORMATION

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

The following decisions require a super majority vote:

•	a change of the scope of AWAC;

•	a change in the dividend policy;

•	sale of all or a majority of the assets of AWAC;

•	equity calls on behalf of AWAC totalling in any one year in excess of $1 billion; and

•	loans to Alcoa or Alumina, or their respective affiliates by AWAC (including loans between AWAC entities).

The Strategic Council meets as frequently as the Chairman after consultation with the Deputy Chairman determines, but meetings of the Council must be held at least twice a year. The Deputy Chairman may require additional meetings to be held.

Other management and personnel roles

Alumina is entitled to representation in proportion to its ownership interest on the board of each entity in the AWAC structure, including AofA. In addition to the Strategic Council meetings, ‘Operation’ meetings (with representatives from Alcoa and Alumina) are held typically up to four times a year (usually two in Australia and two at operations/offices outside Australia).

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

Smelting is not subject to these exclusivity provisions, although there are certain smelting assets in AWAC, primarily those in AofA in which Alumina already had an interest at the time AWAC was formed.

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

ADDITIONAL INFORMATION

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

ADDITIONAL INFORMATION

Certain matters including litigation, environmental and industrial hygiene matters, and non-compliances with government regulations or permits are identified and responsibility allocated in the AWAC Agreements. An extraordinary liability is:

•	a liability to a third party claim at law or in equity;

•	a claim by any government or governmental agency;

•	an environmental liability; or

•	an industrial disease or personal injury which relates to an act or omission that occurred totally or partially during a period prior to Formation date.

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

Costs relating to identified litigation and claims in Schedules 3.07, 4.06 and 8.02 to the Formation Agreement (set out as Exhibit 9) are deemed to be Extraordinary Liabilities under the Formation Agreement. Schedule 3.07 sets out a range of lawsuits current as at January 1, 1995 which related to AWAC operations and which are no longer outstanding. Schedule 8.02 sets out allocation methods for various environmental liabilities which relate to acts or omissions that occurred totally or partially during a period prior to AWAC’s formation.

(k) Alumina pre-payment for AofA liabilities

By an amending agreement dated 31 December 1995, Alcoa’s purchase price for Alumina’s 9% of AofA was adjusted, with such adjustment being in full satisfaction of Alumina’s indemnity obligations for environmental extraordinary liabilities’ (as defined in the AWAC Agreements and described above) that should reasonably have been known, or for known environmental extraordinary liabilities, at plants in Australia, except for the cost of reclaiming spent pot lining stored at Portland. Alcoa assumed obligations to indemnify Alumina for any such extraordinary liabilities.

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

ADDITIONAL INFORMATION

Enterprise Funding Agreement

Under the Enterprise Funding Agreement dated September 18, 2006, AofA pays dividends in excess of 30% of its net income, to the extent required, to fund AWAC’s capital requirements (including AofA’s own capital funding requirements). During 2010, the Enterprise Funding Agreement was extended on the basis that 2 years notice is required to terminate the agreement.

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

Under the Banking (Foreign Exchange) Regulations 1959 (Cth), the Reserve Bank of Australia has the power to make directions prohibiting persons from entering into certain transactions in respect of foreign currency. Under the directions currently in force, Alumina must not:

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

•	certain ministers or senior officials of the Government of Zimbabwe including senior management officials of state owned companies;

•	certain entities or individuals associated with the Democratic People’s Republic of Korea (i.e. North Korea);

•	certain figures, sub-groups or individuals associated with the ruling regime in Burma (Myanmar);

•	certain entities or individuals associated with Iran’s nuclear and missile programs or assisting Iran to violate its sanctions obligations;

•	certain entities or individuals associated with the previous (Gaddafi) regime in Libya; or

•	certain entities or individuals responsible for, or involved in, human rights abuses in Syria.

Limitations under Australian laws, on the right of non-residents to acquire, hold or vote Ordinary Shares in the Company, exist under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (the “Foreign Acquisitions Act”) and section 606 of the Corporations Act 2001 (Cth) (the “Corporations Act”). The Charter of the United Nations Act 1945 (Cth) and the Charter of the United Nations (Dealing with Assets) Regulations 2008 (Cth) (the “Regulations”) also regulate certain transactions. These instruments, and the Banking (Foreign Exchange) Regulations 1959 (Cth), are complemented by the Autonomous Sanctions Act 2011 (Cth) and the Autonomous sanctions Regulations 2011 (Cth).

ADDITIONAL INFORMATION

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

The Regulations apply to all individuals and entities defined by the Minister for Foreign Affairs of the Commonwealth of Australia as having met the definition established by the United Nations Security Council. That definition includes certain named individuals or entities prescribed by the United Nations Security Council as being subject to financial sanctions associated with:

•	Al Qaida (also known as the Al-Qaeda organization) or other individuals, groups or entities associated with it;

•	The Taliban or other individuals, groups or entities associated with it;

•

The previous regime in Iraq, including certain named individuals or entities previously associated with Saddam Hussein, certain named senior officials of the previous regime (including members of their immediate family), and certain named entities owned or controlled, directly or indirectly, by them or others acting on their behalf or under their instruction;

•	Liberia, including former Liberian President Charles Taylor and his associates;

•	The previous (Gaddafi) regime in Libya; or

•	Côte d’Ivoire, the Democratic People’s Republic of Korea, the Democratic Republic of the Congo, Iran, Lebanon, Sudan, Somalia or Eritrea.

The Charter of the United Nations Act 1945 (Cth) also applies to other persons or entities identified in relation to terrorist activities, as identified in regulations enacted by the Governor General of the Commonwealth of Australia or as listed by the Minister for Foreign Affairs of the Commonwealth of Australia from time to time. The Minister for

ADDITIONAL INFORMATION

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

ADDITIONAL INFORMATION

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

Minerals Resource Rent Tax (MRRT)

The Australian Federal Government has announced a Minerals Resource Rent Tax (“MRRT”), which is expected to apply from July 1, 2012. The tax passed the lower House of Parliament on November 23, 2011 and the Senate on March 19, 2012. As the MRRT applies to mined iron ore and coal it does not apply to the minerals (primarily bauxite) that Alumina mines. Therefore it is anticipated that there will be no direct impact on Alumina Limited.

Carbon Tax

The Australian Government has released legislation to introduce its carbon pricing scheme, details of which were released on July 10, 2011. The scheme is proposed to operate in two phases: a fixed (but increasing) carbon permit price commencing July 1, 2012 to be followed by a floating price phase from July 1,2015. These measures are intended to commence on July 1, 2012. Corporations operating facilities that generate more than 25,000 tonnes of carbon dioxide emissions annually will be required to surrender units under this regime. The carbon price has been fixed at $23 per tonne in 2012-13, $24.15 in 2013-14 and $25.40 in 2014-15. A flexible price cap and floor emissions trading scheme is to apply from 1 July 2015 onwards.

Transitional assistance is to be provided under the Jobs and Competitiveness Program in the three years to 2015. The assistance will be in the form of free permits (reducing by 1.3% per annum) at 94.5% and grants to increase energy efficiency. Assistance is based on an entity’s specific activities of which aluminium smelting is one category which is eligible for assistance.

As part of these measures, there will also be reductions in the fuel tax credit scheme. The reductions have been fixed from the first three years commencing 1 July 2012 and will move to a flexible price period from July 1, 2015 where fuel tax credits will be determined bi-annually.

United States Federal Income Tax Consequences

The following discussion is a summary of the material United States federal income tax consequences of owning Ordinary Shares or ADS. The discussion below, except where specifically noted, does not address the effects

ADDITIONAL INFORMATION

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

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution;

•	a life insurance company;

•	a tax-exempt organization;

•	a person liable for alternative minimum tax;

•	a person that holds Ordinary Shares or ADS as part of a straddle or a hedging or conversion transaction;

•	a person that actually or constructively owns 10% or more of the voting shares of Alumina;

•	a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

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

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are:

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

ADDITIONAL INFORMATION

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

ADDITIONAL INFORMATION

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

ADDITIONAL INFORMATION

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

I. Subsidiary Information

All controlled entities are wholly owned, unless otherwise indicated. Alumina’s significant subsidiaries are described in Item 4C – “Key Information – Organizational Structure”. The following is a list of all entities controlled by Alumina as of March 31, 2012.

Controlled Entities	Place of Incorporation
Alumina Employee Share Plan Pty Ltd	Victoria, Australia
Alumina Finance Limited	Victoria, Australia
Alumina Holdings (USA) Inc.	Delaware, USA
Alumina International Holdings Pty. Ltd.	Victoria, Australia
Alumina Brazil Holdings Pty Ltd	Victoria, Australia
Alumina Limited Do Brasil SA	Brazil
Alumina (U.S.A.) Inc.	Delaware, USA
Butia Participaçoes SA	Brazil
Westminer Acquisition (U.K.) Limited	UK
Westminer International (U.K.) Limited [1]	UK

[1]	This company was dissolved on May 10, 2011.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information about Market Risk

Continuing operations

Alumina’s policy is generally not to hedge its commodity or currency exposure other than to secure the US dollar value of dividend payments and foreign currency borrowings. This policy is reviewed periodically. AWAC has previously sought to manage its exposure to both the aluminium price and the A$/US$ exchange rate through the use of derivative products. AWAC anticipates the continued requirement to sell aluminium and purchase other commodities, such as natural gas and fuel oil, for its operations. AWAC entered into futures and forward contracts to reduce volatility in the price of these commodities for part of its 2010 production. In 2012, AWAC has entered in to option collar contracts to hedge some of the gas requirements for the Point Comfort refinery over the period from April 2012 to February 2014. AWAC is also subject to exposure from fluctuations in foreign currency exchange rates. Foreign exchange contracts may be used from time to time to hedge the variability in cash flows from the forecasted payment or receipt of currencies other than the functional currency. These contracts covered periods consistent with known or expected exposures through 2010.

During 2009, AWAC entered into forward contracts for both Aluminium price and input costs to lock in operating margins for 2010 smelter grade alumina production at the Point Comfort and San Ciprian refineries. These contracts were in place at December 31, 2009 and matured fully during 2010. The production covered by the margin lock was 2 million tonnes, out of production of 15.2 million tonnes in 2010.

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

Alumina Limited’s 2012 earnings sensitivities, based on 2011 earnings and 2011 average A$/US$ exchange rates is that each one cent movement in the average Australian dollar/US dollar exchange rate is expected to impact earnings by approximately $8 million before tax.

Further sensitivity analysis in relation to exchange rate risk can be found in note 2 to the Financial Report on page F-16.

Interest rate risk

Interest rate risk refers to Alumina’s exposure to movements in interest rates. Alumina is primarily exposed to interest rate risk on its outstanding interest bearing liabilities, primarily determined by US$ interest rates. As the interest rates fluctuate, the amount of interest payable on debt balances where the interest rate is not fixed will also fluctuate. Sensitivity analysis in relation to interest rate risk can be found in note 2 to the Financial Report on page F-16.

Funding facilities were restructured during 2010 and 2011, to provide greater diversity of funding sources, smaller refinancing requirements and to extend the company’s maturity profile. The Convertible Bonds were fully repurchased and cancelled during 2010 and 2011.

As at December 31, 2011, the Alumina Group had short term bank debt outstanding totaling $52.9 million and long term debt outstanding totaled $437.7 million.

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

AVERAGE QUARTERLY PRICES

Financial Year Ended	Aluminium London Metal Exchange US$/lb
December 31, 2007
First Quarter	1.25
Second Quarter	1.27
Third Quarter	1.18
Fourth Quarter	1.14
December 31, 2008
First Quarter	1.26
Second Quarter	1.36
Third Quarter	1.29
Fourth Quarter	0.86
December 31, 2009
First Quarter	0.64
Second Quarter	0.69
Third Quarter	0.83
Fourth Quarter	0.92
December 31, 2010
First Quarter	0.99
Second Quarter	0.96
Third Quarter	0.96
Fourth Quarter	1.07
December 31, 2011
First Quarter	1.15
Second Quarter	1.19
Third Quarter	1.10
Fourth Quarter	0.96
First Quarter 2012	1.01

As at December 31, 2011, Alumina Limited and its subsidiaries had no outstanding hedge contracts over future sales of alumina or aluminium.

Interest rate and cross-currency swaps

As part of the BNDES financing, Alumina used Cross Currency Interest Rate Swaps (CCIRS) during 2011 for the whole amount of the BRL denominated tranche to manage the exposure to BRL interest rates over the life of the loan. Alumina used CCIRS during 2009 to manage the interest rate swap exposure between EUR and AUD on EUR denominated assets.

As at December 31, 2011 the only cross-currency swaps in place were in relation to the BNDES financing.

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

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. Depositary Fees and Charges

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

Depositary Payments – Financial Year ended December 31, 2011

The Depositary reimburses Alumina Limited for certain expenses it incurs in connection with the ADR program, subject to a ceiling determined by the Depositary from time to time and agreed by Alumina Limited. The table below sets forth the types of expenses that the Depositary has agreed to reimburse, and the invoices relating to the year ended December 31, 2011 that were reimbursed:

Category of expense reimbursed to Alumina Limited	Amount reimbursed for the year ended December 31, 2011 $
NYSE Listing Fee	$38,000
Distribution of AGM/proxy material	$61,359
Legal fees	$91,045
Printing costs in relation to SEC filings	Nil

The Depositary has also agreed to waive certain standard fees associated with the administration of the ADS program and has paid certain expenses directly to third parties on behalf of the company. Those associated expenses are estimated to total $130,000.

Fees to be paid in the future

The Bank of New York Mellon, as depositary, has agreed to reimburse Alumina Limited for expenses they incur that are related to establishment and maintenance expenses of the ADS program.

The Depositary has agreed to reimburse Alumina Limited for:

•	its continuing annual stock exchange listing fees;

•

standard out-of-pocket maintenance costs for the ADRs, which consist of technology services, certain notifications, annual report and other report delivery, printing and distributing dividend remittance, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, telephone calls and other fees; and

•	certain investor relationship programs or special investor relations promotional activities. There are limits on the amount of expenses for which the depositary will reimburse the Company.

The Depositary collects its fees for:

•	delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them; and

•	making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees

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

A. Disclosure Controls and Procedures

Under the supervision and with the participation of Alumina’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of Alumina’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2011. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as at December 31, 2011, in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to Alumina’s management, as appropriate to allow timely decisions regarding disclosure.

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

Alumina’s management under the supervision of and with the participation of the Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of its internal control over financial reporting based on the criteria in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that Alumina’s internal control over financial reporting was effective as of December 31, 2011.

C. Attestation Report of the Registered Public Accounting Firm

Alumina’s internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears on page F-46 herein.

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board has determined that Mr Peter Wasow is an “audit committee financial expert” as required by the New York Stock Exchange listing standards. Mr Wasow is considered independent under the independence requirements of the New York Stock Exchange corporate governance standards. Although the board of directors has determined that Mr Wasow has the requisite attributes defined under the rules of the Securities and Exchange Commission, his responsibilities are the same as those of the other audit committee members. He is not an auditor or accountant, does not perform “field work” and is not a full-time employee. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert. The audit committee is responsible for oversight of management in the preparation of our financial statements and financial disclosures. The audit committee relies on the information provided by management and the independent auditors. The audit committee does not have the duty to plan or conduct audits. A copy of our Audit Committee Charter is available from our web site at www.aluminalimited.com. This link is an inactive textual link for reference only.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Summary of Fees

	$ 000’s
	2011	2010
Amounts received or due and receivable by PricewaterhouseCoopers Australia:
Audit and review of the financial reports	867	807

Other assurance fees[1]	4	481

Amounts received or due and receivable by related practices of PricewaterhouseCoopers Australia:
Overseas taxation services	65	38

Total	936	1,326

[1]	Additional fees were principally incurred in relation to funding activities

Audit Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filing engagements for 2011 and 2010 are approximately $867,000 and $807,000 respectively.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for tax services by the principal accountant that are not related to the performance of the audit or review of Alumina’s financial statements and are not reported under Audit Fees are $65,000 and $38,000 in 2011 and 2010, respectively. The nature of services comprising the fees disclosed under this category is for tax compliance work in relation to Alumina’s subsidiaries incorporated in the UK and the Netherlands.

Other Assurance Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported under Audit Fees and Tax Fees are $4,000 and $481,000 in 2011 and 2010, respectively. The nature of services comprising the fees disclosed under this category is advice on International Financial Reporting Standards and other sundry agreed upon procedure engagements.

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

Financial Statements and Financial Statement Schedules

The attached Consolidated Financial Statements and Financial Statement schedules, pages F-1-F-91, with a full index on page F-2, together with the Reports of Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report and are incorporated herein by reference.

Schedule A

ITEM 19.	EXHIBITS

Exhibit 1 – Constitution of Alumina***

Exhibit 4 – Material contracts 4.1* The Alcoa World Alumina and Chemicals (“AWAC”) Agreements (incorporated by reference to Exhibit 4 to Alumina Limited’s (formerly known as WMC Limited) Annual Report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Commission on April 4, 2002). These Agreements comprise:

	4.1.1	Heads of Agreement, dated July 6, 1994 between Aluminum Company of America and Western Mining Corporation Holdings Limited.

	4.1.2	Charter of the Strategic Council, dated December 21, 1994 between Aluminum Company of America and Western Mining Corporation Holdings Limited.

	4.1.3	Formation Agreement, dated December 21, 1994 among Aluminum Company of America, Alcoa International Holdings Corporation, ASC Alumina Inc., Western Mining Corporation Holdings Limited, Westminer International Holdings Limited and WMC Alumina (USA) Inc.

	4.1.4	Amended and Restated Limited Liability Company Agreement of Alcoa Alumina & Chemicals, L.L.C., dated December 31, 1994 among Aluminum Company of America, ASC Alumina Inc., Westminer International Holdings Limited and WMC Alumina (USA) Inc.

	4.1.5	Loan Agreement, dated January 3, 1995 between Alcoa Alumina & Chemicals, L.L.C. and WMC Alumina (USA) Inc.

	4.1.6	Administrative and Services Agreement, dated January 1, 1995 between Alcoa Alumina & Chemicals, L.L.C. and Aluminum Company of America.

	4.1.7	AAC-ACOA Employee Services Agreement dated January 1, 1995 between Alcoa Alumina & Chemicals, L.L.C. and Aluminum Company of America.

	4.1.8	WMC-ACOA Employee Services Agreement dated January 1, 1995 between Aluminum Company of America and Western Mining Holdings Limited.

	4.1.9	Master Hedging Agreement dated December 31, 1994 among Aluminum Company of America, Alcoa of Australia Limited, Alcoa Alumina & Chemicals L.L.C., Suriname Aluminum Company L.L.C. and Alcoa Minerals of Jamaica.

	4.1.10	Assignment Agreement dated February 1, 1995 among Aluminum Company of America and Alcoa Alumina & Chemicals, L.L.C. regarding the Bauxite Contract with Compagnie des Bauxites de Guinée.

	4.1.11	Abalco Shareholders Agreement, dated March 29, 1995 among Alcoa Alumina & Chemicals, L.L.C., Alcoa Brazil Holdings Company and Westminer International (UK) Limited.

	4.1.12	** Enterprise Funding Agreement dated September 18, 2006, between Alcoa Inc., certain of its affiliates and Alumina Limited.

4.2	Demerger Deed between Alumina Limited and WMC Resources Limited dated March 5, 2003.*

4.3	Transitional Services Agreement between Alumina Limited and WMC Resources Limited dated 18 December 2002.*

4.4	Management Contracts ***

Exhibit 8 – Significant Subsidiaries

Alumina Limited’s significant subsidiaries are as follows:

•

Alumina International Holdings Pty Ltd – Incorporated in Australia this company, together with Alumina Limited, holds all entities in the Alumina Group’s investment in AWAC (except for Alcoa of Australia Limited) through its direct and indirect interests totalling 40% in each of Alcoa World Alumina LLC, Alumina Espanola SA and Alcoa World Alumina Brasil Ltda. It is wholly owned by Alumina.

•

Alumina Finance Limited – Incorporated in Australia this company issued $350,000,000 2% guaranteed convertible bonds which were due to mature in 2013 and convertible into fully paid ordinary shares in the share capital of Alumina Limited. The convertible bonds were repurchased during 2010 and 2011. The convertible bond is now fully repaid.

Exhibit 9 – Schedules to AWAC Formation Agreement

Exhibit 12 – Certifications

12.1	Certification by CEO, John Bevan

12.2	Certification by CFO, Chris Thiris

Exhibit 13 – Certifications

13.1	Certification by CEO, John Bevan

13.2	Certification by CFO, Chris Thiris

Exhibit 99 ****

99.1	Maps of certain bauxite deposits of major significance in which Alcoa World Alumina and Chemicals has an interest.

*	Previously filed as an exhibit to Alumina Limited’s Form 20-F for the year ended December 31, 2002

**	Previously filed as an exhibit to Alumina Limited’s Form 20-F for the year ended December 31, 2007

***	Previously filed as an exhibit to Alumina Limited’s Form 20-F for the year ended December 31, 2008

****	Previously filed as an exhibit to Alumina Limited’s Form 20-F/A for the year ended December 31, 2006

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

(Signed)

Date: April 24, 2012		/s/ Chris Thiris
	Name:	Chris Thiris
	Title:	Chief Financial Officer

ALUMINA LIMITED

(Australian Business Number 85 004 820 419)

AND CONTROLLED ENTITIES

U.S. FINANCIAL REPORT

AS OF AND FOR THE YEAR ENDED

31 DECEMBER 2011

Prepared in accordance with

International Financial Reporting Standards (IFRS)

as issued by the International Accounting Standards Board

Amounts are stated in US dollars (US$) except where noted

ALUMINA LIMITED AND CONTROLLED ENTITIES

FINANCIAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2011

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEAR ENDED 31 DECEMBER 2011

	Notes		US$ Million
			2011	2010	2009
Revenue from continuing operations	4		0.2	1.4	4.4
Other income	5		0.1	2.1	11.5
General and administrative expenses			(17.3)	(14.7)	(10.5)
Finance costs	6	(b)	(28.5)	(38.7)	(31.0)
Share of net profits of associates accounted for using the equity method	12	(g)	173.1	84.5	1.6

Profit/(loss) before income tax			127.6	34.6	(24.0)
Income tax (expense)/credit from continuing operations	7	(a)	(1.0)	—	0.3

Profit/(loss) for the year			126.6	34.6	(23.7)

Other comprehensive (loss)/income
Foreign exchange translation difference			(168.9)	230.0	(145.9)
Share of reserve movements accounted for using the equity method			(5.0)	0.8	—

Other comprehensive (loss)/income for the year, net of tax			(173.9)	230.8	(145.9)

Total comprehensive (loss)/income for the year attributable to the owners of Alumina Limited			(47.3)	265.4	(169.6)

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company:
Basic earnings per share	8		5.2c	1.4c	Negative 1.1c
Diluted earnings per share	8		5.2c	1.4c	Negative 1.1c

The above statements of comprehensive income should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED BALANCE SHEETS AS AT 31 DECEMBER 2011

	Notes		US$ Million
			2011	2010
CURRENT ASSETS
Cash and cash equivalents	10		19.0	112.1
Derivative financial instruments			—	5.0
Receivables	11		0.2	0.2
Other assets			6.2	9.4

Total current assets			25.4	126.7

NON-CURRENT ASSETS
Investments in associates	12		3,324.8	3,415.6
Property, plant and equipment	13		0.2	0.2
Deferred tax assets	17		—	—

Total non-current assets			3,325.0	3,415.8

TOTAL ASSETS			3,350.4	3,542.5

CURRENT LIABILITIES
Payables	14		3.1	5.9
Interest-bearing liabilities	15		52.9	217.7
Derivative financial instruments			1.3	—
Provisions	16		0.2	0.2
Other			0.7	0.6

Total current liabilities			58.2	224.4

NON-CURRENT LIABILITIES
Interest-bearing liabilities	15		437.7	246.2
Provisions	18		0.5	0.4

Total non-current liabilities			438.2	246.6

TOTAL LIABILITIES			496.4	471.0

NET ASSETS			2,854.0	3,071.5

EQUITY
Contributed equity	19		2,154.1	2,154.1
Treasury shares	21	(e)	(1.5)	(1.5)
Reserves:
- Group	21		(166.3)	4.3
- Associates	21		(2.5)	2.5
Retained profits:
- Group	21	(d)	928.5	903.6
- Associates	12	(c)	(58.3)	8.5

TOTAL EQUITY			2,854.0	3,071.5

The above balance sheets should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2011

	Notes		US$ Million
		Contributed Equity [1]	Reserves	Retained Profits	Total
Balance as at 1 January 2009		1,000.2	173.7	761.0	1,934.9
Profit for the year		—	—	208.1	208.1
Other comprehensive income for the year		—	(377.7)	—	(377.7)
Transactions with owners in their capacity as owners:
Rights issue, net of transaction costs		772.8	—	—	772.8
Tax impact of transaction costs		3.0	—	—	3.0
Movement in share based payments reserve		—	0.1	—	0.1
Movement in treasury shares		(0.4)	—	—	(0.4)
Foreign exchange impact on change in presentation currency		377.5	—	—	377.5

Balance as at 31 December 2009		2,153.1	(203.9)	969.1	2,918.3

Balance as at 1 January 2010		2,153.1	(203.9)	969.1	2,918.3
Profit for the year		—	—	34.6	34.6
Other comprehensive income for the year		—	230.8	—	230.8
Transactions with owners in their capacity as owners:
Dividends declared		—	—	(91.6)	(91.6)
Option premium on convertible bonds		—	(20.5)	—	(20.5)
Movement in share based payments reserve		—	0.4	—	0.4
Movement in treasury shares		(0.5)	—	—	(0.5)

Balance as at 31 December 2010		2,152.6	6.8	912.1	3,071.5

Balance as at 1 January 2011		2,152.6	6.8	912.1	3,071.5
Profit for the year		—	—	126.6	126.6
Other comprehensive loss for the year		—	(173.9)	—	(173.9)
Transactions with owners in their capacity as owners:
Dividends declared		—	—	(170.8)	(170.8)
Transfer capital reserve to retained earnings [2]		—	(2.3)	2.3	—
Movement in share based payments reserve		—	0.6	—	0.6

Balance as at 31 December 2011		2,152.6	(168.8)	870.2	2,854.0

[1]	Treasury shares have been deducted from contributed equity.
[2]	Westminer International (U.K.) Limited, a wholly owned subsidiary of the group, was dissolved on the 10th May 2011.

The above statements of changes in equity should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 31 DECEMBER 2011

	Notes		US$ Million
			2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of goods and services tax)			(17.6)	(12.1)	(15.1)
GST refund received			0.8	0.6	1.6
Dividends and distributions received from associates			239.9	242.1	140.5
Interest received			0.2	0.9	2.6
Finance costs			(26.8)	(30.8)	(23.6)
Income taxes paid			—	—	(1.8)
Other			(0.4)	(0.1)	2.5

Net cash inflow from operating activities	22	(a)	196.1	200.6	106.7

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for investment in associates			(166.6)	(161.6)	(440.6)
Proceeds from return of invested capital			17.3	13.8	0.4
Loans to related parties			—	—	(97.1)
Loans repaid by related parties’			—	—	153.2
Proceeds from derivatives			—	6.0	—
Net settlement of hedge contracts			—	(0.6)	—
Proceeds/(payments) from/(for) option premiums			—	—	20.7

Net cash outflow from investing activities			(149.3)	(142.4)	(363.4)

CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of convertible bond			(167.6)	(181.5)	—
Proceeds from rights issue			—	—	794.2
Payments for rights issue related costs			—	—	(22.1)
Proceeds from borrowings			285.0	33.7	682.0
Repayment of borrowings			(86.0)	(1.1)	(844.2)
Proceeds from related parties			—	—	7.0
Loans repaid to related parties			—	—	(41.8)
Dividends paid			(170.6)	(93.7)	—
Effects of exchange rate changes on financing activities			—	—	(28.4)

Net cash (outflow)/inflow from financing activities			(139.2)	(242.6)	546.7

Net (decrease)/increase in cash and cash equivalents			(92.4)	(184.4)	290.0
Cash and cash equivalents at the beginning of the financial year			112.1	305.6	46.3
Effects of exchange rate changes on cash and cash equivalents			(0.7)	(9.1)	(30.7)

Cash and cash equivalents at the end of the financial year	10	(a)	19.0	112.1	305.6

The above statements of cash flows should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. This financial report comprises consolidated financial statements for the Group consisting of Alumina Limited and its subsidiaries (together referred to as the Group).

A BASIS OF PREPARATION

This general purpose financial report for the year ended 31 December 2011 has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

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

B PRINCIPLES OF CONSOLIDATION

(i) Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Alumina Limited as at 31 December 2011 and the results of all subsidiaries for the year then ended. Alumina Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, statement of changes in equity and balance sheet respectively.

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

The Group’s share of its associates’ post acquisition profits or losses is recognised in the profit or loss, and its share of post-acquisition other comprehensive income is recognised in reserves after aligning back to Group accounting policies. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates reduce the carrying amount of the investment.

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

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

G CASH AND CASH EQUIVALENTS

For cash flow statement presentation purposes, cash and cash equivalents comprise cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are included with cash on hand.

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

I ACQUISITION OF ASSETS

The acquisition method of accounting is used for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange, unless the published market price is an unreliable indicator of fair value and other evidence and valuation methods provide a more reliable measure of fair value. Acquisition related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. Goodwill is measured as the excess of the sum of the consideration transferred, the amount on any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed.

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

K BORROWINGS

Borrowings are initially recognised at fair value, net of transaction costs incurred and amortisation of capitalised facility fees. Borrowings are subsequently measured at amortised cost. Any difference between the amortised cost (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method.

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

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

(iv) Superannuation

Since 27 July 2001, all employer contributions and ongoing management of employees’ superannuation entitlements have been managed by the WMC Superannuation Plan, an independently managed sub-plan of the Plum Superannuation Fund, except where the relevant employees elect for those contributions to be paid to an alternate fund. Alumina employees are members of a sub-plan of the WMC Superannuation Plan, created specifically for Alumina. The plan is an accumulation category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account. Members also have the option to make voluntary contributions to their account. Employer contributions to these funds are recognised as an expense.

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

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

Sale and purchase contracts may be considered to have financial derivative instruments embedded within them, when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the London Metal Exchange (LME) aluminium price at the time, oil prices, Consumer Price Index and are considered to contain embedded derivatives. Future purchases under these contracts are marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price over the remaining terms of the contracts. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, by the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates.

Q DIVIDENDS

Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at balance date.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

R EARNINGS PER SHARE

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for rights issues, bonus elements in ordinary shares issued during the year and treasury shares issued.

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

AWAC is required to rehabilitate bauxite mines, refineries and smelters upon cessation of operations.

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

Incremental costs directly attributable to the issue of new shares or performance rights are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or performance rights, or for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

V NEW ACCOUNTING STANDARDS

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on or after 1 January 2011 that would be expected to have a material impact on the Group.

Certain new accounting standards, interpretations and amendments to existing standards have been published that are mandatory for the Group’s accounting periods beginning 1 January 2012 or later periods. Those which are relevant to the Group’s operations are set out below:

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortised cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Group is yet to assess IFRS 9’s full impact and intends to adopt IFRS 9 no later than the accounting period beginning on or after 1 January 2015.

Amendments to IFRS 7 Financial instruments: Disclosures’ on derecognition

These amendments arise from the IASB’s review of off-balance-sheet activities. The amendments will promote transparency in the reporting of transfer transactions and improve users’ understanding of the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitisation of financial assets. Earlier application subject to EU endorsement is permitted. The Company intends to apply the new rules for the first time in the financial year commencing 1 January 2013. They are not expected to have any significant impact on the Company’s disclosures.

Amendment to IAS 12 Income taxes on deferred tax

This standard currently requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, Investment property. This amendment therefore introduces an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. As a result of the amendments, SIC 21, ‘Income taxes – recovery of revalued non-depreciable assets’, will no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC 21, which is withdrawn. The amendment becomes effective for annual reporting periods beginning on or after 1 January 2012. The amendment is not expected to have any impact on the financial results of the Group.

IAS 19 Employee benefits

This standard was amended in June 2011. The impact of the standard is as follows: to eliminate the corridor approach and recognise all actuarial gains and losses in other comprehensive income (OCI) as they occur; to immediately recognise all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). Since Alumina Limited does not have any defined benefit obligations, the amendments will not have any impact on the Group’s financial statements. The Group has not yet decided when to adopt the standard.

IFRS 10 Consolidated financial statements’

This standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent entity. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Group is yet to assess IFRS 10’s full impact and intends to adopt IFRS 10 no later than the accounting period on or after 1 January 2013.

IFRS 11 Joint arrangements

This standard provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed. The Group is yet to assess IFRS 11’s full impact and intends to adopt IFRS 11 no later than the accounting period on or after 1 January 2013.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

IFRS 12 Disclosures of interest in other entities

This standard includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Group is yet to assess IFRS 12’s full impact and intends to adopt IFRS 12 no later than the accounting period beginning on or after 1 January 2013.

IAS 27 (revised 2011) Separate financial statements

This standard includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. The Company intends to apply the new rules for the first time in the financial year commencing 1 January 2013. They are not expected to have any significant impact on the Company’s disclosures.

IAS 28 (revised 2011) Associates and joint ventures

This standard includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. The Company intends to apply the new rules for the first time in the financial year commencing 1 January 2013. They are not expected to have any significant impact on the Company’s disclosures.

IFRS 13 Fair value measurement

This standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. The Group is yet to assess IFRS 13’s full impact and intends to adopt IFRS 13 no later than the accounting period beginning on or after 1 January 2012.

Amendments to IAS 1, Financial statement presentation regarding other comprehensive income

The main change resulting from these amendments is a requirement for entities to group items presented in OCI on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendments do not address which items are presented on OCI. The Company intends to apply the new rules for the first time in the financial year commencing 1 January 2012. They are not expected to have any significant impact on the Company’s disclosures.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) and Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)

In December 2011, the IASB made amendments to the application guidance in IAS 32 Financial Instruments: Presentation, to clarify some of the requirements for offsetting financial assets and financial liabilities in the balance sheet. These amendments are effective from 1 January 2014. They are unlikely to affect the accounting for any of the entity’s current offsetting arrangements. However, the IASB has also introduced more extensive disclosure requirements into IFRS 7 which will apply from 1 January 2013. When they become applicable, the Group will have to provide a number of additional disclosures in relation to its offsetting arrangements. The Group intends to apply the new rules for the first time in the financial year commencing 1 January 2013.

There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

W ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the “rounding off’ of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, or as otherwise indicated.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

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

(i) Foreign exchange risk

Foreign exchange risk for the Group arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity’s functional currency. As well, AWAC operates internationally and is exposed to foreign exchange risk arising from various currencies, primarily the AUD and the Brazilian Reais (BRL).

The Group generally does not hedge its foreign currency exposures except through the near-term purchase of currency to meet operating requirements. The change to USD functional currency in January 2010 removed the foreign exchange risk on US dollar borrowings and US dollar denominated assets. Foreign exchange risk from other borrowings is managed using derivative financial instruments.

During 2009 the Group completed a drawdown of funding from the Brazil National Development Bank (BNDES). The funding was predominately in US dollars with the balance in BRL. To hedge the exposure to the BRL/USD exchange rate and BRL interest rates the Group entered into Cross Currency Interest Rate Swaps (CCIRS) for the full amount of the BRL tranche to swap the exposure back to US dollars.

(ii) Price risk

The Group is exposed to commodity price risk through its investment in AWAC.

The Group, through AWAC, is exposed to embedded derivatives in major long term energy supply contracts that create an exposure to the London Metals Exchange (LME) aluminium price and a electricity hedge that has an exposure to long term electricity prices.

AWAC is exposed to the price of various other commodities used in the refining and smelting processes, particularly energy (oil, gas, coal and electricity) and caustic soda. AWAC manages commodity price risks through long-term purchase contracts for some input costs. Some energy price risk is managed through short-term commodity hedges.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

2. FINANCIAL RISK MANAGEMENT (continued)

(iii) Cash flow and fair value interest rate risk

The Group’s main interest rate risk arises from its borrowings.

There are no long term borrowings from external parties within any AWAC entities. AWAC entities borrow predominantly from the partners or other AWAC entities.

Borrowings by the Group at variable rates expose it to cash flow interest rate risk. Borrowings at fixed rates would expose the Group to fair value interest rate risk.

When managing interest rate risk, the Group seeks to reduce the overall cost of funds. Group policy is to generally borrow at floating rates subject to availability of attractive fixed rate deals. During 2011 and 2010, the Group’s borrowings were all on a variable rate basis except for the convertible bonds issued in May 2008 which bear interest at the rate of 2 per cent per annum. These convertible bonds were repurchased and cancelled during May and June 2011.

As part of the BNDES financing, CCIRS for the whole amount of the BRL denominated tranche were used to manage the exposure to BRL interest rates over the life of the loan.

Had interest rates on floating rate debt during 2011 been 1 percentage point higher / lower than the average of 4.05 per cent, with all other variables held constant, pre-tax profit for the year would have been US$4.2 million lower / higher (2010: US$2.9 million lower / higher). The overall average interest rate of the Group’s debt for 2011 was 3.71 per cent.

Additional information on the Group’s interest rate risk is shown in Note 24.

(b) CREDIT RISK

The Group through its investment in AWAC has a significant concentration of credit risk to companies controlled by Alcoa Inc. This concentration is accepted as a consequence of the Group’s participation in AWAC.

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

AWAC

The creditworthiness of all AWAC customers is assessed by AWAC management taking into account their financial position, past experience, country risk and other factors.

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

2. FINANCIAL RISK MANAGEMENT (continued)

(c) LIQUIDITY RISK

Prudent liquidity risk management requires maintaining sufficient cash and credit facilities to ensure the Group’s commitments and plans can be met. This is managed by maintaining committed undrawn credit facilities to cover reasonably expected forward cash requirements.

The table below details the Group’s remaining contractual maturity for its non-derivative financial liabilities. The amounts disclosed in the table are the carrying amount of financial liabilities. In addition, the Group pays interest on these facilities. Interest, after derivative financial instruments, is based on US dollar floating rates for all facilities. The weighted average interest rate on these facilities at balance date is 3.63%.

Additional information on the Group’s borrowings, including committed undrawn facilities, are shown in Notes 15 and 23.

	Less than 1 year US$ million	Between 1 and 2 years US$ million	Between 2 and 5 years US$ million	Over 5 years US$ million
At 31 December 2011
Interest-bearing liabilities	52.9	158.1	279.6	—
Payables	3.1	—	—	—

	Less than 1 year US$ million	Between 1 and 2 years US$ million	Between 2 and 5 years US$ million	Over 5 years US$ million
At 31 December 2010
Interest-bearing liabilities	217.7	54.2	162.6	29.4
Payables	5.9	—	—	—

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

Sale and purchase contracts may be considered to have financial derivative instruments embedded within them. This occurs when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the LME aluminium price at the time. Such contracts are considered to have embedded derivatives. Committed future purchases under those contracts are marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price over the remaining terms of the contracts. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, in the accounts of the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates. During 2011, embedded derivatives in AWAC contracts resulted in an increase of US$60.1 million to Net Profit (2010: US$6.0 million increase).

(e) CAPITAL MANAGEMENT

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern so that they can continue to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital.

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return of capital, which the Group defines as net operating income divided by total shareholders’ equity and the gearing ratio (note 19(c)). The Board of Directors also determine dividends paid to ordinary shareholders.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

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

AWAC

The Group, through its investment in AWAC, makes estimates and assumptions concerning the future. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities of AWAC entities and therefore Group’s investment in associates within the next financial year are discussed below.

Embedded derivatives

The Group through its equity investment in AWAC has accounted for derivative financial instruments in accordance with IAS 39 Financial Instruments: Recognition and Measurement. In the determination of the fair value of this liability, AWAC has applied management estimates for long term commodity prices. Were the actual prices to differ by 20 per cent to management’s estimates, it would have the following effect:

•

Unfavourable movement would increase the embedded derivatives net liability by US$189.3 million (2010: US$216.3 million based on 20 per cent) and decrease the deferred tax liability by US$56.8 million (2010: US$64.9 million based on 20 per cent); and decrease Group’s investment in associates by US$ 53.0 million (2010: US$60.6 million); or

•

Favourable movement would decrease the embedded derivatives net liability by US$59.7 million (2010: US$222.7 million based on 20 per cent) and increase the deferred tax liability by US$17.9 million (2010: US$66.8 million based on 20 per cent) and increase Group’s investment in associates by US$16.7 million (2010: US$62.4 million).

Electricity hedge

The Group through its equity investment in AWAC has accounted for derivative financial instruments in accordance with IAS 39 Financial Instruments: Recognition and Measurement. In the determination of the fair value of this asset, AWAC has applied estimates surrounding long term electricity prices. Were the actual prices to differ by 10 per cent to management’s estimates, it would have the following effect:

•

Unfavourable movement would decrease the derivative financial instruments asset by US$374.7 million (2010: US$223.0 million) and decrease the deferred tax liability by US$112.4 million (2010: US$67.0 million) and decrease Group’s investment in associates by US$104.9 million (2010: US$62.4 million); or

•

Favourable movement would increase the derivative financial instruments asset by US$374.7 million (2010: US$223.0 million) and increase the deferred tax liability by US$112.4 million (2010: US$67.0 million) and increase Group’s investment in associates by US$104.9 million (2010: US$62.4 million).

Retirement benefit obligations

The Group recognised a net liability for retirement benefit obligations under the defined benefit superannuation arrangements, through its investment in AWAC. All plans are valued in accordance with IAS 19 Employee Benefits. These valuations require actuarial assumptions to be made.

Asset retirement obligations

The estimated costs of rehabilitating mined areas and restoring operating sites are reviewed annually and fully provided at the present value. The amount of USGAAP obligations recognised by AWAC is adjusted to be in compliance with IFRS, and includes the costs of mine areas and residue areas rehabilitation and reclamation, plant closure and subsequent monitoring of the environment. Where rehabilitation and remediation is anticipated to occur within the next 12 months the provision is carried as a current liability. Any outflow greater than 12 months is held as a non-current liability. This requires judgemental assumptions regarding future environmental legislation, the extent of reclamation activities required, plant and site closure and discount rates to determine the present value of these cash flows.

For mine reclamation and residue areas the asset retirement obligations are based on detailed studies of useful lives. The provisions have been estimated using existing technology, at current prices inflated by estimated future CPI and discounted at a rate appropriate for the asset location.

Alumina Group

Estimated impairment of investment in associates

The Group tests annually whether the investment in associates has suffered any impairment, in accordance with the accounting policy stated in note 1(h). The recoverable amounts of cash–generating units have been determined based on value-in-use calculations. The key assumptions used in the calculation were those relating to future aluminium prices, future alumina prices, oil, electricity, gas prices and exchange rates. Additionally a discount rate is applied to determine the NPV of future cash flows.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

4. REVENUE

	Notes	US$ Million
		2011	2010	2009
From continuing operations
Other revenue
Interest received/receivable		0.2	1.4	4.4

Total revenue		0.2	1.4	4.4

5. OTHER INCOME
Change in fair value of derivatives/foreign exchange gains		0.1	2.1	11.5

Total other income		0.1	2.1	11.5

6. EXPENSES

(a) Profit before tax included the following specific expenses:
Employee benefits expense		6.8	5.4	5.1
Contributions to the superannuation fund:
- accumulation category		0.2	0.2	0.2

(b) Finance costs
Interest and finance charges paid/payable:
- unrelated corporations		26.8	30.6	21.8
- amortisation of option portion of convertible bond		1.7	8.1	9.1
- related corporations		—	—	0.1

		28.5	38.7	31.0

Interest received/receivable:
- unrelated corporations		(0.2)	(1.4)	(2.4)
- related corporations		—	—	(2.0)

	4	(0.2)	(1.4)	(4.4)

Net finance cost		28.3	37.3	26.6

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

7. INCOME TAX EXPENSE

	Notes	US$ Million
		2011	2010	2009
(a) Income tax expense
Current tax expense		(1.0)	—	1.8
Over provision of tax in prior years		—	—	(1.5)

Aggregate income tax charge for the year		(1.0)	—	0.3

(b) Numerical reconciliation of income tax expense to prima facie tax payable
Profit/(loss) from ordinary activities before tax		127.6	34.6	(24.0)

Prima facie tax expense at the rate of 30%		(38.3)	(10.4)	7.2

The following items caused the total charge for income tax to vary from the above:
Share of equity accounted profit not assessable for tax		(173.1)	(84.5)	(1.6)
Foreign income subject to accruals tax		1.1	2.5	1.0
Share of partnership income assessable for tax		7.7	7.7	—
Amounts (not assessable)/assessable for tax		(0.2)	—	—
Timing differences not recognised		(1.7)	(35.2)	—
Tax losses not recognised		40.9	66.2	19.3
Non-deductible expenses		2.2	8.7	1.3
Previously unrecognised tax losses now recouped to reduce current tax expense		(1.2)	—	(2.1)

Net movement		(124.3)	(34.6)	17.9

Consequent reduction/(increase) in charge for income tax		37.3	10.4	(5.4)
Over provision of tax in prior years		—	—	(1.5)

Aggregate income tax credit/(expense) for the period		(1.0)	—	0.3

(c) Tax losses
These have not been brought to account and are attributable to:
Tax losses – revenue		723.4	712.9	607.3
Tax losses – capital		951.5	951.5	951.5

Total unused tax losses		1,674.9	1,664.4	1,558.8

Potential tax benefit – revenue	17	237.9	234.0	200.7
Potential tax benefit – capital	17	285.4	285.4	285.4

		523.3	519.4	486.1

The benefits for tax losses will only be obtained if:

(i)	the consolidated entity derives future assessable income within the prescribed time limit of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii)	the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii)	no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

8. EARNINGS PER SHARE

			2011	2010	2009
(a)	Basic earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	cents	5.2	1.4	Negative 1.1

(b)	Diluted earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	cents	5.2	1.4	Negative 1.1

			Number of Shares
			2011	2010	2009
	Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share		2,439,526,913	2,439,735,080	2,149,625,667

(c)	Conversion, call, subscription or issue after 31 December 2011

There have been no movements in share capital since 31 December 2011.

(d)	Reconciliations of earnings used in calculating earnings per share

	US$ Million
	2011	2010	2009
Profit/(loss) from ordinary activities attributable to the ordinary equity holders of the company used in calculating basic and diluted earnings per share	126.6	34.6	(23.7)

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

9. DIVIDENDS

	US$ Million
	2011	2010	2009
Interim dividend of USD 3 cents fully franked at 30% per fully paid share declared 11 August 2011 and paid 7 September 2011 (2010: Interim dividend of USD 2 cents fully franked at 30% per fully paid share declared 10 August 2010 and paid 6 September 2010; 2009: No interim dividend was paid).	73.2	48.8	—

Final dividend of USD 4 cents fully franked at 30% per fully paid share declared 10 February 2011 and paid 18 March 2011 (2010: Final dividend of USD 1.8 cents (AUD 2 cents) fully franked at 30% per fully paid share declared 9 February 2010 and paid 19 March 2010; 2009: No final dividend was paid).	97.6	42.8	—

	170.8	91.6	—

Dividends paid per share	7.0c	3.8c	Nil

(a) Dividends paid during the year

The dividend paid on 7 September 2011 was the interim dividend for 2011. The dividend paid on 18 March 2011 was the final dividend for 2010. The dividend paid on 6 September 2010 was the interim dividend for 2010. The dividend paid on 19 March 2010 was the final dividend for 2009. No dividends were paid during 2009.

(b) Dividends not recognised at year end

Since year end the Directors have declared a final dividend of USD 3 cents a share fully franked, declared 16 February 2012 and paid 15 March 2012. The aggregate amount of the proposed dividend paid expected to be paid out of retained profits at 31 December 2011, but not recognised as a liability at year end (refer Note 1(q)) was US$73.2 million.

(c) Franked dividends

	US$ Million
	2011	2010	2009
The fully franked dividends received from AWAC in the financial year were	232.2	234.4	135.6

	A$ Million
	2011	2010	2009
Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in these financial statements:
Class ‘C’ (30%) franking credits available for subsequent financial years, based on a tax rate of 30% (2010 and 2009: 30%)	357.8	332.3	267.2

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a)	franking credits that will arise from the payment of the current tax liability;

(b)	franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;

(c)	franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(d)	franking credits that may be prevented from being distributed in subsequent financial years.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

10. CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	Notes	US$ Million
		2011	2010
Cash at bank and on hand		19.0	112.1

(a) Reconciliation of cash at the end of the year

For the purposes of the statements of cash flows, cash on hand, at the bank and on short-term deposit (maturity of three months or less) less bank overdrafts:	19.0	112.1

(b) Money market deposits

There were US$13.5 million of interest bearing deposits at 31 December 2011. (2010: US$108.8 million; 2009: US$72.3 million).

11. CURRENT ASSETS – RECEIVABLES

	US$ Million
	2011	2010
Other debtors	0.2	0.2

	0.2	0.2

(a) Impaired receivables

There were no impaired receivables for the Group in 2011 or 2010.

At 31 December 2011 and 31 December 2010 there were no receivables that were past due.

(b) Currencies

The carrying amounts of the Group’s current and non-current receivables are denominated in the following currencies.

	Notes	$ Million
		2011	2010
Australian Dollars		0.2	0.2
Euro		—	—
US$ equivalent of the above currencies		0.2	0.2

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

12. INVESTMENTS IN ASSOCIATES

	Notes		US $Million
			2011	2010	2009
(a) Securities not quoted on a prescribed stock exchange
Securities in entities forming Alcoa World Alumina and Chemicals (AWAC) with Alcoa Inc.

The investment in AWAC is accounted for in the consolidated financial statements using the equity method of accounting.

Securities at cost:
Balance brought forward			3,404.6	3,021.9	2,349.9
Additional funding/capitalisation in AWAC entities			166.6	161.6	440.6
Return of capital			(17.3)	(13.8)	(0.4)
Foreign currency revaluation			(168.3)	234.9	231.8

Equity accounted cost of AWAC			3,385.6	3,404.6	3,021.9
Equity in retained profits of AWAC	12	(c)	(58.3)	8.5	166.1
Equity in reserves of AWAC			(2.5)	2.5	1.7

Equity accounted carrying value of AWAC			3,324.8	3,415.6	3,189.7

(b) Equity accounted share of profits and dividends
(i) AWAC

Equity share of profits/(losses) before tax			247.6	140.4	(7.6)
Equity share of tax			(74.5)	(55.9)	9.2

Equity accounted share of profit after tax			173.1	84.5	1.6

Dividends/distributions by the Group			(239.9)	(242.1)	(140.5)

Surplus of dividends/distributions received over equity share of profits			(66.8)	(157.6)	(138.9)

(c) Share of retained profits

(i) AWAC

Surplus of dividends/distributions received over equity share of profits			(66.8)	(157.6)	(138.9)
Foreign exchange impact of change in presentation currency			—	—	59.2
Balance brought forward			8.5	166.1	245.8

Total equity share in retained profits carried forward			(58.3)	8.5	166.1

(d) Accounting policies

The audited combined financial statements of the entities forming AWAC are prepared in accordance with US Generally Accepted Accounting Principles (US GAAP). Adjustments are made to convert the accounting policies under US GAAP to IFRS. The principal adjustments are to the valuation of inventories from last-in-first-out basis to a basis equivalent to weighted average cost, create an additional asset retirement obligation for dismantling, removal and restoration of certain refineries, valuation of certain long term energy purchase contracts which include an aluminium price component in the energy price and differences in the recognition of actuarial gains and losses on certain defined benefit plans and the reversal of certain tax credits and fixed asset uplifts included in Alcoa World Alumina Brasil Ltda.

(e) Additional information on associated entities

Name	Principal activities	Country of incorporation	Percentage equity
AWAC has a governing strategic council of five members of which Alumina appoints two members, including the Deputy Chairman
(i) Entities forming AWAC			2011	2010
Alcoa of Australia Ltd	Bauxite, alumina & aluminium production	Australia	40	40
Alcoa World Alumina LLC	Bauxite and alumina production	America	40	40
Alumina Espanola S.A.	Alumina production	Spain	40	40
Alcoa World Alumina Brasil Ltda.	Bauxite and alumina production	Brazil	40	40
AWA Saudi Ltda.	Bauxite and alumina production	Hong Kong	40	40

(ii) Equity accounted partnerships
Enterprise Partnership [1]	Finance lender	Australia	40	40

[1]	Alcoa Australia Holdings Pty Ltd and Alumina Limited are shareholders of Alcoa of Australia Limited and other Enterprise Companies for certain activities of AWAC.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

12. INVESTMENTS IN ASSOCIATES (continued)

	US$ Million
	2011	2010
(f) Expenditure commitments
- other expenditure commitments contracted for, including long term commitments for gas and electricity entered into by AWAC	4,459.0	2,214.4

Contingent liabilities

St Croix Proceeding

Josephat Henry. In September 1998, Hurricane Georges struck the U.S. Virgin Islands, including the St. Croix Alumina, L.L.C. (SCA) facility on the island of St. Croix. The wind and rain associated with the hurricane caused material at the location to be blown into neighbouring residential areas. SCA undertook or arranged various cleanup and remediation efforts. The Division of Environmental Protection (DEP) of the Department of Planning and Natural Resources (DPNR) of the Virgin Islands Government issued a Notice of Violation that Alcoa has contested. In February 1999, certain residents of St. Croix commenced a civil suit in the Territorial Court of the Virgin Islands seeking compensatory and punitive damages and injunctive relief for alleged personal injuries and property damages associated with “bauxite or red dust” from the SCA facility. In September 2009, the Court granted defendants’ motion for summary judgement on the class plaintiffs’ claim for injunctive relief. In October 2009, plaintiffs appealed the Court’s summary judgement order dismissing the claim for injunctive relief and in March 2011, the U.S. Court of Appeals for the Third Circuit dismissed plaintiffs’ appeal of that order. In September 2011, the parties reached an oral agreement to settle the remaining claims in the case which would resolve the personal property damage claims of the 12 remaining individual plaintiffs. Plaintiffs have indicated that they nevertheless intend to appeal all of the claim dismissals that have occurred in the trial court over the life of the case. Alcoa Inc. anticipates that this appeal will be filed within 60 days following entry of such settlement. AWAC’s share of the settlement is fully insured.

Contract Action. On April 23, 2004, St Croix Renaissance Group, LLLP, Brownfield Recovery Corp, and Energy Answers Corporation of Puerto Rico (collectively referred to as “SCRG”) filed a suit against St Croix Alumina LLC and Alcoa World Alumina LLC in the Territorial Court of the Virgin Islands, Division of St Croix for claims related to the sale of SCA’s former St Croix alumina refinery to plaintiffs (Contract Action). SCA and Alcoa World Alumina LLC thereafter removed the case to federal court and after a several year period of discovery and motion practice, a jury trial on the matter took place in St Croix from January 11, 2011 to January 20, 2011. The jury returned a verdict in favour of plaintiffs and awarded damages as described: on a claim of breaches of warranty, the jury awarded $13 million; on the same claim, the jury awarded punitive damages in the amount of $6 million; and on a negligence claim for property damage, the jury awarded $10 million.

In February 2011, Alcoa filed post-trial motions seeking judgement, notwithstanding the verdict or, in the alternative, a new trial. In May 2011, the court granted Alcoa’s motion for judgement regarding Plaintiffs’ $10 million negligence award and denied the remainder of Alcoa’s motions. Additionally, the court awarded Plaintiffs pre-judgement interest of $2 million on the breach of warranty award. As a result of the court’s post-trial decisions, AWAC recorded a charge of $20 million in 2011. In June 2011, Alcoa filed a notice of appeal with the US Court of Appeals for the Third Circuit regarding Alcoa’s denied post-trial motions. Also on June 22, 2011, SCRG filed a notice of cross appeal with the Third Circuit Court related to certain pre-trial decisions of the court and of the court’s post-trial ruling on the negligence claim. The Third Circuit has referred this matter to mediation as is its standard practice in appeals. This proceeding has been finalised and settled as part of the Consent Decree entered into on February 17, 2012 and referred to on page F-27.

NRD Action. In May 2005, Alcoa World Alumina LLC (AWA) and SCA were among the defendants listed in a lawsuit brought by the Commissioner of the DPNR, Dean Plaskett, in his capacity as Trustee for Natural Resources of the Territory of the United States Virgin Islands in the District Court of the Virgin Islands, Division of St. Croix (NRD Action). The complaint seeks damages for alleged injuries to natural resources caused by alleged releases from an alumina refinery facility in St. Croix that was owned by SCA from 1995 to 2002. Also listed in the lawsuit are previous and subsequent owners of the alumina refinery and the owners of an adjacent oil refinery. Claims are brought under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), U.S. Virgin Islands law, and common law. The plaintiff has not specified in the complaint the amount it seeks in damages. During July 2009, each defendant except St. Croix Renaissance Group, L.L.L.P. (SCRG) filed a partial motion for summary judgement seeking dismissal of the CERCLA cause of action on statute of limitations grounds. In July 2010, the court granted in part and denied in part each defendant’s motion for summary judgement. The court granted each defendant’s motion as to alleged injury to off-site groundwater and downstream surface water resources but denied each motion as to alleged injury to on-site groundwater resources. This proceeding has been finalised and settled as part of the Consent Decree entered into on February 17, 2012 and referred to on page F-27.

SCA-Only Territorial Action. In December 2006, SCA was sued by the Commissioner of DPNR, U.S. Virgin Islands, in the Superior Court of the Virgin Islands, Division of St. Croix. The plaintiff alleges violations of the Coastal Zone Management Act and a construction permit issued thereunder (SCA-Only Territorial Action). The complaint seeks a civil fine of $10,000 under the Coastal Zone Management Act, civil penalties of $10,000 per day for alleged intentional and knowing violations of the Coastal Zone Management Act, exemplary damages, costs, interest and attorney’s fees, and “other such amounts as may be just and proper”. SCA responded to the complaint on February 2, 2007 by filing an answer and motion to disqualify DPNR’s private attorney. This proceeding has been finalised and settled as part of the Consent Decree entered into on February 17, 2012 and referred to on page F-27.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

12. INVESTMENTS IN ASSOCIATES (continued)

Multi-Party Enforcement Action. In December 2006, SCA, along with unaffiliated prior and subsequent owners, were sued by the Commissioner of the DPNR, U.S. Virgin Islands, in the Superior Court of Virgin Islands, Division of St. Croix (Multi-Party Enforcement Action). This second suit alleges violations by the defendants of certain permits and environmental statutes said to apply to the facility. The complaint seeks the completion of certain actions regarding the facility, a civil fine from each defendant of $10,000 under the Coastal Zone Management Act, civil penalties of $50,000 per day for each alleged violation of the Water Pollution Control Act, $10,000 per day for alleged intentional and knowing violations of the Coastal Zone Management Act, exemplary damages, costs, interest and attorney’s fees, and “other such amounts as may be just and proper”. This proceeding has been finalised and settled as part of the Consent Decree entered into on February 17, 2012 and referred to below.

Cost Recovery Action. In October 2007, DPNR filed a CERCLA cost recovery suit against SCRG. SCRG filed a third-party complaint for contribution and other relief against several third-party defendants (Cost Recovery Action). On March 4, 2011, the court issued a memorandum and order granting defendants’ motions for summary judgement and entered judgement in favour of the defendants. On March 18, 2011, DPNR filed a motion for reconsideration of the order and judgement, and that motion was denied on April 15, 2011. On May 16, 2011, DPNR filed an appeal with the U.S. Court of Appeals for the Third Circuit. This proceeding has been finalised and settled as part of the Consent Decree entered into on February 17, 2012 and referred to below.

Abednego. On January 14, 2010, Alcoa was served with a complaint involving approximately 2,900 individual persons claimed to be residents of St. Croix who are alleged to have suffered personal injury or property damage from Hurricane Georges or winds blowing material from the property since the time of the hurricane. This complaint, Abednego, et al. v. Alcoa, et al. was filed in the Superior Court of the Virgin Islands, St. Croix Division. The complaint names as defendants the same entities as were sued in the February 1999 action described above. Alcoa and SCA removed the case to the federal court for the District of Virgin Islands. Subsequently, plaintiffs have filed motions to remand the case to territorial court as well as a third amended complaint, and defendants have moved to dismiss the case for failure to state a claim upon which relief can be granted. On March 17, 2011, the court granted plaintiffs’ motion to remand to territorial court. Thereafter, Alcoa filed a motion for allowance of appeal. The motion was denied on May 18, 2011. The parties await assignment of the case to a trial judge. At this stage of the proceeding, Alumina is unable to reasonably predict an outcome or to estimate a reasonably possible loss.

Proposed Consent Decree for Certain St. Croix Proceedings. On November 21, 2011, Alcoa, SCRG and the DPNR lodged a proposed Consent Decree with the U.S. District Court for the Virgin Islands, which Consent Decree contains terms of a settlement between the parties resolving the following matters:

•	the Contract Action;

•	the NRD Action;

•	the SCA-Only Territorial Action;

•	the Multi-Party Enforcement Action; and

•	the Cost Recovery Action.

On February 17, 2012, the Court signed and entered the Consent Decree. The charge of $20 million recorded by AWAC in 2011 includes the costs arising under this settlement.

Alba Proceeding

On 27 February 2008, Alcoa Inc. received notice that Aluminium Bahrain BSC (“Alba”) had filed suit against Alcoa Inc. and Alcoa World Alumina LLC, and others, in the United States District Court for the Western District of Pennsylvania (the “Court”), Civil Action number 08-299, styled Aluminium Bahrain BSC v Alcoa Inc., Alcoa World Alumina LLC, William Rice, and Victor Dahdaleh (the “Alba Proceeding”). The complaint alleges that certain Alcoa entities, including Alcoa of Australia Ltd and Alcoa World Alumina LLC entities (which are part of AWAC), and their agents, including Victor Phillip Dahdaleh, have engaged in a conspiracy over a period of 15 years to defraud Alba. The complaint further alleges that Alcoa and its employees or agents (1) illegally bribed officials of the Government of Bahrain and (or) officers of Alba in order to force Alba to purchase alumina at excessively high prices; (2) illegally bribed officials of the Government of Bahrain and (or) officers of Alba and issued threats in order to pressure Alba to enter into an agreement by which Alcoa would purchase an equity interest in Alba; and (3) assigned portions of existing supply contracts between Alcoa and Alba for the sole purpose of facilitating alleged bribes and unlawful commissions. The complaint alleges that Alcoa and the other defendants violated the Racketeer Influenced and Corrupt Organizations Act (“RICO”) and committed fraud. Alba’s complaint seeks compensatory, consequential, exemplary, and punitive damages, rescission of the 2005 alumina supply contract and attorneys’ fees and costs. Alba seeks treble damages with respect to its RICO claims. Neither Alumina Limited, nor any of its employees, is a defendant in the litigation. Alumina holds a 40% equity interest in Alcoa World Alumina LLC.

On 26 February 2008, Alcoa Inc. had advised the United States Department of Justice (the “DOJ”) and the Securities and Exchange Commission (the “SEC”) that it had recently become aware of these claims, had already begun an internal investigation, and intended to co-operate fully in any investigation that the DOJ or the SEC may commence. On 17 March 2008, the DOJ notified Alcoa that it had opened a formal investigation and Alcoa has reported it has been co-operating with the government. The SEC subsequently commenced a parallel investigation. The United States Foreign Corrupt Practices Act and related statutes and regulations in the United States and elsewhere provide for potential injunctive relief, monetary penalties, disgorgement, prejudgment interest, criminal sanctions and other remedies and may result in certain cases in suspension or debarment from doing business with governmental entities or other collateral consequences. The DOJ and SEC investigations are ongoing.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

12. INVESTMENTS IN ASSOCIATES (continued)

In response to a motion filed by the DOJ on 27 March 2008, the Court ordered the suit filed by Alba to be administratively closed and that all discovery be stayed to allow the DOJ to fully conduct an investigation without the interference and distraction of ongoing civil litigation. The Court further ordered that the case would be reopened at the close of the DOJ’s investigation. On 8 November 2011 at Alcoa’s request, the Court removed the case from administrative stay and ordered Alba to file an Amended Complaint by 28 November 2011 and a RICO case statement 30 days thereafter for the limited purpose of allowing Alcoa to move to dismiss Alba’s lawsuit. Pursuant to the 8 November 2011 order, briefing on the motion to dismiss was completed by March 2012. Neither Alumina Limited nor any of its employees is a defendant in the litigation. Alcoa has reported it has been engaged in dialogue with both the DOJ and SEC, and that it is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss with regard to any of the governmental or private party matters discussed above, but such losses may be material in a particular period to Alcoa’s results of operations. Alumina is unable to quantify meaningfully the possible loss or range of loss to which companies in which Alumina has an equity interest may be subject as a result of the above governmental or private party matters.

Other claims

There are potential obligations that may result in a future obligation due to the various lawsuits and claims and proceedings have been, or may be, instituted or asserted against entities within AWAC, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that existed at balance date. Also, not every plaintiff has specified the amount of damages sought in their complaint. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies.

Pursuant to the terms of the AWAC Formation Agreement, Alcoa and Alumina Limited have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement) as well as for certain other pre-formation liabilities, such as existing environmental conditions, to the extent of their pre-formation ownership of the company or asset with which the liability is associated.

	Notes		US$ Million
			2011	2010	2009
(g) Alumina Limited’s share of aggregate associates:

Current assets			716.1	712.9	687.4
Non-current assets			3,656.2	3,766.5	3,407.0
Current liabilities			(595.6)	(655.5)	(611.3)
Non-current liabilities			(745.4)	(704.6)	(591.8)

Net assets			3,031.3	3,119.3	2,891.3
Mineral rights and bauxite assets			117.7	120.5	122.6
Goodwill			175.8	175.8	175.8

Carrying value	12	(a)	3,324.8	3,415.6	3,189.7

Revenues			2,666.8	2,182.4	1,637.2
Expenses			(2,419.2)	(2,042.0)	(1,644.8)

Profit/(loss) before income tax			247.6	140.4	(7.6)
Income tax (charge)/credit			(74.5)	(55.9)	9.2

Profit after income tax			173.1	84.5	1.6

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

13. NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT

	Notes		US$ Million
			2011	2010
Plant and equipment	13	(a)	0.2	0.2

(a) Plant and equipment
Cost			0.6	0.5
Accumulated depreciation			(0.4)	(0.3)

			0.2	0.2

14. CURRENT LIABILITIES – PAYABLES
Trade payables			1.7	1.9
Interest payable			1.4	4.0

			3.1	5.9

(a) Currencies
The carrying amounts of the Group’s trade and other payables are denominated in the following currencies:

			2011	2010
Australian dollars			1.6	1.9
US dollars			1.5	4.0

			3.1	5.9

15. INTEREST-BEARING LIABILITIES

			US$ Million
			2011	2010
Current
Unsecured
Bank loans			52.9	51.8

Convertible bonds	15	(a)	—	165.9
Non current
Unsecured
Bank loans			437.7	246.2

Total			490.6	463.9

(a) Convertible bonds

During 2010 convertible bonds with a face value of US$182.4 million were repurchased on market leaving an outstanding face value of US$167.6 million. During 2011, US$167.6 million of convertible bonds were repurchased at face value, using existing facilities. The convertible bond is now fully repaid.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

15. INTEREST-BEARING LIABILITIES (continued)

(b) Currencies

	Notes	$ Million
		2011	2010
Interest-bearing liabilities are due in the following currencies:
US dollars		439.4	393.2
BRL [1]		96.2	117.9

US$ equivalent of above currencies		490.6	463.9

[1]	BRL loans have been swapped to US dollars using cross currency interest rate swaps.

(c) Exchange rates

Exchange rates at balance date used in translations:
USD$1 = BRL	1.876	1.6593

(d) Fair values

The Directors consider the carrying amounts of bank loans to approximate their fair values where ‘fair value’, by definition, is the USD principal amount.

(e) Risk Exposures

The exposure of the Group’s borrowings to interest rate changes and the contractual repricing dates at the balance dates are as follows:

	US$ Million
	2011	2010
6 months or less	490.6	463.9
1 – 5 years	—	—
Over 5 years	—	—

	490.6	463.9

Current borrowings	52.9	217.7
Non-current borrowings	437.7	246.2

	490.6	463.9

16. CURRENT LIABILITIES – PROVISIONS

Employee benefits-provision for annual leave	0.2	0.2

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

17. NON-CURRENT LIABILITIES – DEFERRED TAX LIABILITIES

	Notes		US$ Million
			2011	2010
The balance comprises temporary differences attributable to:
Deferred tax liabilities
Payables			0.1	—
Fair value of derivatives			—	1.5
Convertible bonds			—	1.7

Total deferred tax liabilities			0.1	3.2

Deferred tax assets
Employee benefits			0.2	0.8
Fair value of derivatives			0.4	—
Payables			—	0.3
Borrowing costs			0.1	0.9
Accrued liabilities			0.1	0.1
Transaction costs			4.5	4.0

Total deferred tax assets other than losses			5.3	6.1

Net deferred tax assets/(liabilities) before tax losses			5.2	2.9

Tax losses – revenue	7	(c)	237.9	234.0
Tax losses – capital	7	(c)	285.4	285.4

Deductible temporary differences and tax losses not recognised			(528.5)	(522.3)

Net deferred tax assets			—	—

Deferred tax assets are recognised only to the extent of deferred tax liabilities existing at reporting date. The consolidated entity recognises all movements in temporary differences in profit and loss other than temporary differences arising from movements in exchange rates.

18. NON-CURRENT LIABILITIES – PROVISIONS

	Notes	US$ Million
		2011	2010
Employee benefits-provision for long service leave		0.5	0.4

The aggregate of provisions for employee benefits as shown in Notes 16 and 18 are US$0.7 million (2010: US$0.6 million).

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

19. CONTRIBUTED EQUITY

	US$ Million
Ordinary share capital issued and fully paid	2011	2010	2009
Balance brought forward	2,154.1	2,154.1	1,000.8
Shares issued	—	—	772.8
Foreign exchange impact of change in presentation currency	—	—	377.5
Tax impact of transaction costs	—	—	3.0

Total issued capital	2,154.1	2,154.1	2,154.1

Movements in ordinary share capital			Number of fully paid shares
			2011	2010	2009
Opening number of shares			2,440,196,187	2,440,196,187	1,459,857,251
Issued under Entitlement Offer	19	(b)	—	—	980,338,936

Closing number of shares			2,440,196,187	2,440,196,187	2,440,196,187

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

(c) Capital risk management

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

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the balance sheet plus net debt.

The gearing ratios at 31 December 2011 and 31 December 2010 were as follows:

	US$ Million
	2011	2010
Total borrowings	490.6	463.9
Add: unamortised finance costs	—	1.7
Less: cash and cash equivalents (Note 10)	(19.0)	(112.1)

Net debt	471.6	353.5

Debt	490.6	465.6
Total equity	2,854.0	3,071.5

Total capital	3,344.6	3,537.1

Gearing ratio	14.1%	10.0%

The increase in the gearing ratio during 2011 resulted primarily from an increase in net debt and a decrease in comprehensive income resulting primarily from the depreciation of the Brazilian Reais against the US dollar.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

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

For those performance rights granted in 2008, 2009, 2010 and 2011, if less than 100% vest when tested initially at the end of a three year period, two further tests apply (over a four week period) 6 and 12 months after the initial test. Any performance rights which do not vest after the second retest will lapse.

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

Set out below are the assumptions made for the performance rights granted on 18 February 2011:

Share Price at Valuation date	$2.53
Risk Free rate	5.17%
Dividend Yield	3.3%
Volatility	61%

Set out below are summaries of performance rights granted under the Plan:

2011

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number		Vested during the year Number	Expired during the year Number	Balance at end of the year Number
8/2/2008	4/12/2010	15,850	—		—	(15,850)	—
13/1/2009	30/11/2011	352,500	—		—	—	352,500
12/2/2010	20/12/2012	634,300	—		—	(137,700)	496,600
18/2/2011	6/12/2013	—	559,900	[1]	—	(131,500)	428,400

Total		1,002,650	559,900		—	(285,050)	1,277,500

[1]	Fair value per performance right at grant date was A$2.03.

2010

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number		Vested during the year Number	Expired during the year Number	Balance at end of the year Number
29/1/2007	4/12/2009	41,250	—		—	(41,250)	—
8/2/2008	4/12/2010	31,700	—		—	(15,850)	15,850
13/1/2009	30/11/2011	352,500	—		—	—	352,500
12/2/2010	20/12/2012	—	634,300	[2]	—	—	634,300

Total		425,450	634,300		—	(57,100)	1,002,650

[2]	Fair value per performance right at grant date was A$1.28.

The weighted average remaining contractual life of share options outstanding at the end of the period was 2.1 years (2010: 2.6 years)

Expenses arising from share-based payment transactions in the Alumina Employee Share Plan

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	US$ 000’s
	2011	2010
Performance rights granted under the Alumina Employee Share Plan	580	388

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

21. RESERVES, RETAINED PROFITS AND TREASURY SHARES

	Notes		US$ Million
			2011	2010	2009
Reserves
Asset revaluation reserve	21	(c)	30.8	30.8	30.8
Capital reserve	21	(c)	12.5	14.8	14.8
Foreign currency translation reserve	21	(a)	(230.9)	(62.0)	(292.0)
Share-based payments reserve	21	(b)	4.4	3.8	3.4
Option premium on convertible bonds	21	(c)	18.6	18.6	39.1
Cash-flow hedge reserve	21	(c)	(4.2)	0.8	—

			(168.8)	6.8	(203.9)

(a) Foreign currency translation reserve
Balance brought forward			(62.0)	(292.0)	105.4
Currency translation differences arising during the year			(168.9)	230.0	(397.4)

Balance carried forward			(230.9)	(62.0)	(292.0)

(b) Share-based payments reserve
Balance brought forward			3.8	3.4	2.9
Performance rights expense
-Group			0.6	0.4	0.1
-Associates			—	—	—
Foreign exchange impact on change in presentation currency			—	—	0.4

Balance carried forward			4.4	3.8	3.4

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

(v) Option premium on convertible bonds

The convertible bond was accounted for as a compound instrument at the Group level. The option premium represented the equity component (conversion rights) of the convertible bond. The convertible bond was fully redeemed in 2011.

(vi) Cash-flow hedge reserve

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve (refer Note 1(p)).

	Notes		US$ Million
			2011	2010	2009
(d) Retained profits
Retained profits at the beginning of the financial year:
- Group			903.6	803.0	515.2
- Associates			8.5	166.1	245.8

			912.1	969.1	761.0
Profit/(Loss) attributable to the members of Alumina Limited			126.6	34.6	(23.7)
Transfer from capital reserve			2.3	—	—
Dividend provided for or paid			(170.8)	(91.6)	—
Foreign exchange impact on change in presentation currency			—	—	231.8

Retained profits at the end of the financial year			870.2	912.1	969.1

Retained profits at the end of the financial year:
- Group			928.5	903.6	803.0
- Associates	12	(c)	(58.3)	8.5	166.1

			870.2	912.1	969.1

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

21. RESERVES, RETAINED PROFITS AND TREASURY SHARES (continued)

	Notes	US$ Million
		2011	2010	2009
(e) Treasury shares [1]
Balance brought forward		(1.5)	(1.0)	(0.6)
Movement for the period		—	(0.5)	(0.4)

Balance carried forward		(1.5)	(1.5)	(1.0)

[1]

Under IAS 32, if an entity reacquires its own equity instruments, those instruments shall be deducted from equity. Alumina Limited, through its Employee Share Plan Trust, purchased shares for its long term incentive plan.

22. NOTES TO THE CASH FLOW STATEMENTS

		US$ Million
		2011	2010	2009
(a) Reconciliation of operating profit after income tax to net cash inflow from operating activities

Operating profit/(loss) from continuing operations after income tax		126.6	34.6	(23.7)
Surplus of dividends received/receivable over equity share of profits		66.8	157.6	138.9
Amortisation of option portion of convertible bond	6	1.7	8.1	9.1
Amortisation of commitment and upfront fees capitalised		4.4	3.1	1.7
Commitment and upfront fees capitalised		(1.5)	(3.4)	(8.1)
Non-cash employee benefits expense-share based payments		0.6	0.4	0.2
Net exchange differences		(0.1)	0.4	(2.2)

Sub total		198.5	200.8	115.9
Change in assets and liabilities
(Increase)/decrease in:
-receivables		—	(0.1)	0.3
-other assets		0.3	(0.5)	(10.9)
(Decrease)/increase in:
-payables		(2.8)	0.6	2.0
-current tax liabilities		—	—	(0.3)
-other liabilities		0.1	(0.2)	(0.3)

Net cash inflow from operating activities		196.1	200.6	106.7

(b) Acquisition/disposal of controlled entities

During the year the Company did not dispose of any material controlled entities.

(c) Non-cash financing and investing activities

There were no non-cash financing or investing activities in 2011 (2010 and 2009: nil).

23. FINANCING FACILITIES

	US$ Million
	2011	2010
The facilities available at balance date were as follows:
Total loan facilities	785.6	1,085.8
Used at end of reporting period	490.6	463.9
Unamortised finance costs	—	1.7

Available at balance date	295.0	620.2

Funding facilities include bilateral bank facilities, a syndicated facility and a development bank loan. All bilateral bank facilities are available in US dollars, of which two are also available in Australian dollars and one is also available in EURO. The syndicated facility is available in US dollars. The development bank loan is fully drawn in US dollars and Brazilian Reais and amortises at approximately $53 million per annum. The other facilities mature from November 2013 until November 2016. Funding facilities in currencies other than US dollars have been converted to US dollar equivalents at period end exchange rates. At 31 December 2010 the Group had $167.6 million of convertible bonds outstanding which were fully repaid during the first half of 2011.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

24. FINANCIAL INSTRUMENTS

(a) Interest rate risk

The Group is mainly exposed to interest rate risk on its outstanding interest bearing liabilities and cash investments.

Interest rate risk exposure

The consolidated entity’s exposure to interest rate risk and the effective weighted interest rate after the effect of derivative instruments is set out below:

As at 31 December 2011

US$ Million	Notes	Floating interest	1 year or less	Fixed interest	Non-interest bearing	Total
Financial Assets

Cash and cash equivalents	10	19.0	—	—	—	19.0
Receivables	11	—	—	—	0.2	0.2

		19.0	—	—	0.2	19.2

Financial Liabilities
Payables	14	—	—	—	3.1	3.1
Interest-bearing liabilities	15	490.6	—	—	—	490.6

		490.6	—	—	3.1	493.7

Weighted average interest rate after derivative instruments		3.63%

Net financial liabilities		(471.6)	—	—	(2.9)	(474.5)

As at 31 December 2010

US$ Million	Notes	Floating interest	1 year or less	Fixed interest	Non-interest bearing	Total
Financial Assets

Cash and cash equivalents	10	112.1	—	—	—	112.1
Receivables	11	—	—	—	0.2	0.2

		112.1	—	—	0.2	112.3

Financial Liabilities
Payables	14	—	—	—	5.9	5.9
Interest-bearing liabilities	15	298.0	—	165.9	—	463.9

		298.0	—	165.9	5.3	469.8

Weighted average interest rate after derivative instruments		5.3%		2.0%

Net financial liabilities		(185.9)	—	(165.9)	(5.7)	(357.5)

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

24. FINANCIAL INSTRUMENTS (continued)

(b) Fair value measurements

Fair value measurements recognised on the balance sheet

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 31 December 2011 and 31 December 2010 grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices), and

Level 3 - inputs for the asset or liability that are based on unobservable market data (unobservable inputs)

Group – as at 31 December 2011	Level 1 US$ Million	Level 2 US$ Million	Level 3 US$ Million	Total US$ Million
Financial liabilities at fair value through profit and loss
Derivative financial instruments	—	1.3	—	1.3

Total financial liabilities	—	1.3	—	1.3

Group – as at 31 December 2010	Level 1 US$ Million	Level 2 US$ Million	Level 3 US$ Million	Total US$ Million
Financial liabilities at fair value through profit and loss
Derivative financial instruments	—	5.0	—	5.0

Total financial assets	—	5.0	—	5.0

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

25. INVESTMENTS IN CONTROLLED ENTITIES

Entities consolidated	Notes	Place of Incorporation

NAME
Alumina Limited		VIC, Australia

All controlled entities are wholly-owned, unless otherwise indicated

Controlled entities
Alumina Employee Share Plan Pty Ltd		VIC, Australia
Alumina Finance Limited	D	VIC, Australia
Alumina Holdings (USA) Inc.	A	Delaware, USA
Alumina International Holdings Pty. Ltd.	B	VIC, Australia
Alumina Brazil Holdings Pty Ltd	C	VIC, Australia
Alumina Limited Do Brasil SA	F	Brazil
Alumina (U.S.A.) Inc.	A	Delaware, USA
Butia Participaçoes SA	G	Brazil
Westminer Acquisition (U.K.) Limited	G	UK
Westminer International (U.K.) Limited	H	UK
Westminer (Investments) B.V.	E	Netherlands

These controlled entities:

A)	have not prepared audited accounts as they are non-operating or audited accounts are not required in their country of incorporation. Appropriate books and records are maintained for these entities;

B)	has been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investment Commission (“ASIC”) Class Order 98/1418. This company, which is also referred to in the Directors’ Declaration is, with Alumina Limited, a member of a “Closed Group” as defined in the Class Order and are parties to a deed of cross guarantee which has been lodged with and approved by ASIC. Under the deed of cross guarantee, each of these companies guarantees the debts of the other companies party to the deed of cross guarantee. The consolidated assets and liabilities of these companies, and their consolidated net profits after tax for the year then ended (after eliminating inter-company investments and other inter-company transactions) are set out in the table below;

C)	this is a small proprietary company, and is not required to prepare a financial report;

D)	this company was incorporated on 5 May 2008 and is 100% owned by Alumina Limited. It has a functional currency of US dollars and prepares separate audited accounts;

E)	this company was liquidated on 9 June 2010 and deregistered on 23 June 2010;

F)	this company was incorporated on 19 March 2009 and is 9.07% owned by Alumina Limited and 90.93% owned by Alumina International Holdings Pty. Ltd. It has a functional currency of US dollars and prepares separate audited accounts;

G)	prepares separate audited accounts;

H)	this company was dissolved on 10 May 2011.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

25. INVESTMENTS IN CONTROLLED ENTITIES (continued)

	Closed Group
	US$ Million
	2011	2010
Deed of cross guarantee
Entities which are party to a Deed of Cross Guarantee, entered into in accordance with ASIC Class Order 98/1418 are indicated above in this note. A consolidated balance sheet is set out below:

Balance sheets of closed Group

Current assets
Cash and cash equivalents	17.6	111.1
Derivative financial instruments	—	5.0
Receivables	75.4	68.4
Other assets	5.3	7.6

Total current assets	98.3	192.1

Non-current assets
Investments in associates	1,487.6	1,504.9
Other financial assets	1,709.2	1,505.8
Property, plant and equipment	0.2	0.2

Total non-current assets	3,197.0	3,010.9

Total assets	3,295.3	3,203.0

Current liabilities
Payables	2.4	1.9
Derivative financial instruments	1.3	—
Provisions	0.2	0.2
Other	0.6	0.4

Total current liabilities	4.5	2.5

Non-current liabilities
Interest-bearing liabilities	254.9	187.1
Provisions	0.5	0.4

Total non-current liabilities	255.4	187.5

Total liabilities	259.9	190.0

Net assets	3,035.4	3,013.0

Equity
Contributed equity	2,154.1	2,154.1
Reserves	237.5	237.0
Retained profits	643.8	621.9

Total equity	3,035.4	3,013.0

Set out below is a consolidated statement of financial performance for the closed Group:

	Closed Group US$ Million
	2011	2010
Statements of comprehensive income of closed Group
Revenue from continuing operation	240.0	243.6
Other income	5.6	9.7
General and administrative expenses	(16.3)	(13.7)
Impairment of financial assets	(16.6)	—
Other expenses	(6.1)	—
Finance costs	(13.5)	(14.7)

Profit from ordinary activities before income tax	193.1	224.9

Income tax expense	(0.4)	(4.2)

Net profit	192.7	220.7

Set out below is a summary of movements in consolidated retained profits of the closed Group:

Retained profits at the beginning of the financial year	621.9	492.8
Net profit	192.7	220.7
Dividend provided for or paid	(170.8)	(91.6)

Retained profits at the end of the financial year	643.8	621.9

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

26. CONTINGENT LIABILITIES

There were no contingent liabilities as at 31 December, 2011 (2010: nil).

27. COMMITMENTS FOR EXPENDITURE

	US$ Million
	2011	2010

Lease commitments

Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:
Within one year	0.1	0.1
Later than one year but not later than 5 years	0.3	0.4
Later than 5 year	—	—

	0.4	0.5

The company leases office facilities under non-cancellable operating leases expiring within two to five years.

Capital commitments

There are no contractual capital commitments at reporting date but there are expected to be capital injections to AWAC during 2012.

28. RELATED PARTY TRANSACTIONS

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

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

29. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following persons were directors of Alumina Limited during the financial year:

Chairman – non-executive

J Pizzey (appointed 30 November 2011)

D M Morley (retired 30 November 2011)

Executive directors

J Bevan, Chief Executive Officer

J S Downes, Chief Financial Officer (departed 24 August 2011)

Non-executive directors

P A F Hay

E Stein (appointed 3 February 2011)

P C Wasow (appointed 26 August 2011)

R J McNeilly (resigned 3 March 2011)

(b) Other key management personnel

In addition to executive directors, the following person also had authority for the strategic direction and management of the company and the consolidated entity during the financial year:

Name	Position	Employer
S C Foster	General Counsel and Company Secretary	Alumina Limited
C Thiris	Chief Financial Officer	Alumina Limited

All of the persons above were also key management persons during the year ended 31 December 2011.

(c) Remuneration of key management personnel

	US$
	2011	2010
Short-term employee benefits	4,649,435	3,733,287
Post-employment benefits	118,089	89,400
Share based payments	532,570	323,898
Termination pay	547,986	—

	5,848,080	4,146,585

(d) Equity instrument disclosures relating to key management personnel

(i) Alumina Employee Performance Rights Plan

Performance rights over ordinary shares in the company are provided as remuneration. These rights vest at the end of the performance period if certain performance tests are achieved over that performance period.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

29. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(ii) Performance share rights holdings

The number of performance rights over ordinary shares in the Company held during the financial year by each director of Alumina Limited and the key management personnel of the company and the consolidated entity, including their personally related entities, is set out below:

2011

	remuneration (2)	remuneration (2)	remuneration (2)	remuneration (2)	remuneration (2)	remuneration (2)	remuneration (2)
Name	Type of equity-based instrument	Number of performance rights held at 1 January 2011 [1]	Number granted during the year as remuneration [2]	Number vested/exercised during the year	Number lapsed during the year [3]	Number held at 31 December 2011	Vested and exercisable at the end of the year
J Bevan	Performance rights	504,500	265,800	—	—	770,300	—
S C Foster	Performance rights	231,400	86,600	—	(12,600)	305,400	—
J S Downes[4]	Performance rights	137,700	131,500	—	(269,200)	—	—

[1]	Includes the number of Performance Rights granted that were subject to testing in 2011 but not yet vested.
[2]	Performance Rights granted in February 2011 for the 3 year performance test period concluding in December 2013.
[3]

For Performance Rights granted under ESP in February 2008 and tested in December 2010 were subject to two further tests applied over a (4 week period) 6 and 12 months after the initial test. The testing of those Performance Rights in 2011 resulted in all of those Performance rights lapsing.

[4]

Ms Downes ceased employment with the Company on 24 August 2011 and pursuant to her employment contract and the Rules of the Alumina Employee Share Plan, she forfeited all invested Performance Rights as at her cessation date.

2010

	remuneration (2)	remuneration (2)	remuneration (2)	remuneration (2)	remuneration (2)	remuneration (2)	remuneration (2)
Name	Type of equity-based instrument	Number of performance rights held at 1 January 2010 (1)	Number granted during the year as remuneration (2)	Number vested/exercised during the year	Number lapsed during the year (3)	Number held at 31 December 2010	Vested and exercisable at the end of the year
J Bevan	Performance rights	191,600	312,900	—	—	504,500	—
S C Foster	Performance rights	174,100	105,200	—	(47,900)	231,400	—
J S Downes	Performance rights	—	137,700	—	—	137,700	—

[1]	Includes the number of Performance Rights granted that were subject to testing in June 2010 and December 2010 but not yet vested.
[2]	Performance Rights granted in February 2010 for the 3 year performance test period concluding in December 2012.
[3]

For Performance Rights granted under the ESP in January 2007, the TSR of Alumina Limited is measured over the 12 month period after completion of the initial three years. The testing of those Performance Rights in 2010 resulted in all those Performance Rights lapsing.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

29. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(iii) Shareholdings

The numbers of shares in the company held during the financial year by each director of Alumina Limited and the key management personnel of the company and consolidated entity, including their personally-related entities, are set out below.

2011

Name	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year	Balance at the end of the year

Directors of Alumina Limited
Ordinary shares
D M Morley[1]	951,670	—	—	951,670
P A F Hay	112,598	—	—	112,598
R J McNeilly[2]	115,145	—	—	115,145
J Pizzey	65,445	—	—	65,445
E Stein	—	—	14,281	14,281
J Bevan	355,380	—	76,772	432,152
J S Downes[3]	174,350	—	31,210	205,560

[1]          Mr Morley retired from the Company on 30 November 2011. His shareholding is of that date.

[2]          Mr McNeilly retired as a Director of Alumina Limited on 3 March 2011. His shareholding is of that date.

[3]          Ms Downes ceased employment with the Company on 24 August 2011. Her shareholding is of that date.

Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	122,081	—	22,786	144,867

2010

Name	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year	Balance at the end of the year

Directors of Alumina Limited
Ordinary shares
D M Morley	951,670	—	—	951,670
P A F Hay	112,598	—	—	112,598
R J McNeilly	115,145	—	—	115,145
J Pizzey	59,297	—	6,148	65,445
J Bevan	355,380	—	—	355,380
J S Downes	174,350	—	—	174,350
Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	119,304	—	2,777	122,081

(e) Loans to directors and executives

No loans were made to directors of Alumina Limited and other key management personnel of the Group, including their personally-related entities in 2011 or 2010.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

30. REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the Group, and its related practices:

	US$ 000’s
	2011	2010
Amounts received or due and receivable by PricewaterhouseCoopers Australia:
Audit and review of the financial reports	867	807

Other assurance services	4	481

Amounts received or due and receivable by related practices of PricewaterhouseCoopers Australia:
Overseas taxation services	65	38

Total	936	1,326

It is the Group’s policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the Group are important provided such arrangements do not compromise audit independence. These assignments are principally tax advice or where PricewaterhouseCoopers is awarded assignments on a competitive basis.

31. FINANCIAL REPORTING BY SEGMENT

(a) Geographical Segment Identification

Years ended 31 December 2011 and 31 December 2011

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC.

Alumina Limited has one reportable segment, namely the investment in the alumina/aluminium business through its equity interests in AWAC. Alumina Limited participates in AWAC through The Strategic Council, which consists of three members appointed by Alcoa Inc. and two members appointed by Alumina Limited. Operational decisions are made by Alcoa Inc.

(b) Entity wide disclosures: Geographical location of assets

Year ended 31 December 2011	US$ Millions
Consolidated	Australia	Brazil	Other	Total

Investments in Associates	1,218.4	1,357.5	748.9	3,324.8
Other assets	23.3	1.4	0.9	25.6
Liabilities	(255.1)	(241.3)	—	(496.4)

Consolidated net assets				2,854.0

Year ended 31 December 2010	US$ Millions
Consolidated	Australia	Brazil	Other	Total

Investments in Associates	1,221.9	1,513.3	680.4	3,415.6
Other assets	124.0	1.9	1.0	126.9
Liabilities	(169.2)	(301.6)	(0.2)	(471.0)

Consolidated net assets				3,071.5

Alumina Limited earns no revenue from external customers.

32. EVENTS OCCURING AFTER THE BALANCE SHEET DATE

On 8 February 2012, Alumina Limited noted that Alcoa of Australia Limited had commenced a review of the future viability of the AWAC Point Henry aluminium smelter in Geelong, Victoria, in the face of continuing difficult global economic conditions for the smelting industry. A combination of factors, including metal prices, input costs and exchange rates have resulted in the Point Henry smelter becoming unprofitable. The review is expected to be completed by the end of June 2012. The associated aluminium rolling mill at Point Henry, in which AWAC has no interest, and the Anglesea power station are not included in the review. The Portland aluminium smelter, in which AWAC has a 55% interest, is also not included in the review.

Alumina Limited has previously reported in relation to a suit filed in 2004 by St. Croix Renaissance Group, L.L.L.P., Brownfield Recovery Corp., and Energy Answers Corporation of Puerto Rico (collectively referred to as “SCRG”) against St. Croix Alumina L.L.C. and Alcoa World Alumina, L.L.C. (collectively referred to as “SCA”) in the Territorial Court of the Virgin Islands, Division of St. Croix for claims related to the sale of SCA’s former St. Croix alumina refinery to plaintiffs. In January 2011, a jury returned a verdict in favour of plaintiffs and awarded damages of approximately $29 million which, on appeal, was reduced to approximately $20 million.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011—(Continued)

32. EVENTS OCCURING AFTER THE BALANCE SHEET DATE (continued)

Following the court’s post-trial decisions, AWAC recorded a charge of $20 million in 2011. In June 2011, AWAC filed a notice of appeal with the U.S. Court of Appeals for the Third Circuit regarding Alcoa’s denied post-trial motions and SCRG filed a notice of cross appeal with the Third Circuit Court related to certain pre-trial and post-trial decisions of the court.

Following mediation and subsequent further negotiations in connection with this lawsuit and other pending matters between the parties and the Government of the Virgin Islands, the parties agreed to the terms of a consent decree which will resolve the lawsuit and other matters pending between them in the federal and territorial courts of the Virgin Islands. The terms of the consent decree were filed jointly by the parties with the federal court and approved by the court on 13 February. At this time, AWAC does not foresee making any change to the charge recorded in 2011 in relation to the suit.

On 27 January 2012, Alcoa moved to dismiss the lawsuit filed by Aluminium Bahrain BSC (“Alba”) against Alcoa Inc and Alcoa World Alumina LLC, and others, in the United States District Court for the Western District of Pennsylvania (the “Court”) (the “Alba Proceeding”). The briefing on the motion to dismiss was completed by March 2012.

On 27 March 2008, the Court had ordered the suit filed by Alba to be closed and it would be reopened at the close of the United States Department of Justice (the “DOJ”) investigation. On 8 November 2011 at Alcoa’s request, the Court reopened the Alba Proceeding to permit the Defendants to file a motion to dismiss the amended complaint and to permit the Plaintiff to file an amended complaint and a RICO case statement. Alba filed its amended complaint on 28 November 2011 and its RICO case statement on 28 December 2011. Neither Alumina Limited, nor any of its employees, is a defendant in the litigation.

The DOJ and US Securities and Exchange Commission (SEC) are undertaking a formal investigation. The United States Foreign Corrupt Practices Act and related statutes and regulations in the United States and elsewhere provide for potential injunctive relief, monetary penalties, disgorgement, prejudgment interest, criminal sanctions and other remedies and may result in certain cases in suspension or debarment from doing business with governmental entities or other collateral consequences. The DOJ and SEC investigations are ongoing and Alcoa has reported it has been co-operating with the government. Alumina understands that Alcoa is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss with regard to any of the governmental or private party matters discussed above. Alumina is unable to quantify meaningfully the possible loss or range of loss to which companies in which Alumina has an equity interest may be subject as a result of the above governmental or private party matters.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alumina Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, cash flows statements and statements of changes in equity present fairly, in all material respects, the financial position of Alumina Limited and its subsidiaries at 31 December 2011 and 31 December 2010, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b) in this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), International Standards on Auditing, and Australian Auditing Standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers

Melbourne, Australia

April 23, 2012

Report of Independent Registered Public Accounting Firm

To the Members of the Strategic Council of

Alcoa World Alumina and Chemicals

(Majority-owned by Alcoa Inc.)

In our opinion, the accompanying combined balance sheets and the related combined statements of income, members’ equity and cash flows present fairly, in all material respects, the financial position of Alcoa World Alumina and Chemicals (“AWAC”) at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AWAC’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Notes A and H to the combined financial statements, AWAC has significant transactions with related parties.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

February 28, 2012

Alcoa World Alumina and Chemicals

Combined Balance Sheets

Years Ended December 31, 2011 and 2010

(U.S. dollars in millions)	2011	2010
Assets
Current assets
Cash and cash equivalents (A and M)	$204.0	$331.6
Receivables from customers	234.7	194.5
Related party receivables (H)	235.7	189.2
Other receivables	64.8	43.5
Related party notes receivable (H)	82.9	120.0
Inventories (A and D)	777.3	717.3
Prepaid expenses and other current assets	138.9	141.7

Total current assets	1,738.3	1,737.8

Properties, plants and equipment, net (A and E)	7,133.8	7,548.7
Investments (A, B and O)	401.1	359.5
Other noncurrent assets (A and F)	1,649.4	1,542.6

Total assets	$10,922.6	$11,188.6

Liabilities
Current liabilities
Short-term borrowings and current portion of capital lease obligations (A, G and M)	$38.5	$253.9
Accounts payable, trade	771.9	616.4
Accounts payable, related party (H)	114.3	176.1
Accrued compensation and retirement costs	263.5	237.7
Taxes, including taxes on income	114.9	135.2
Deferred income taxes (L)	109.1	78.8
Other current liabilities	133.4	125.9

Total current liabilities	1,545.6	1,624.0

Capital lease obligations	31.0	41.5

Accrued pension benefits (J)	204.6	94.7

Accrued other postretirement benefits (J)	79.5	74.9
Deferred alumina sales revenue (A)	116.5	126.4
Other noncurrent liabilities and deferred credits	384.6	330.5
Deferred income taxes (L)	217.7	261.8

Total liabilities	2,579.5	2,553.8

Contingencies and commitments (O)

Members’ equity
Members’ equity	7,797.0	7,537.9
Accumulated other comprehensive income	546.1	1,096.9

Total members’ equity	8,343.1	8,634.8

Total liabilities and members’ equity	$10,922.6	$11,188.6

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combined Statements of Income

Years Ended December 31, 2011, 2010 and 2009

(U.S. dollars in millions)	2011	2010	2009

Revenues
Sales	$4,144.6	$3,452.4	$2,706.1
Sales to related parties (H)	2,522.4	2,004.1	1,371.9

	6,667.0	5,456.5	4,078.0

Costs and expenses
Cost of goods sold (exclusive of expenses below)	5,459.0	4,523.3	3,711.7
Selling, general administrative, and other expenses	113.5	94.1	87.5
Research and development expenses	21.3	20.3	21.3
Provision for depreciation, depletion and amortization (A)	465.8	424.5	314.5
Restructuring and other charges (Q)	52.9	13.2	13.1
Interest expense	4.3	12.6	9.2
Other (income) expense, net	(59.1)	(3.3)	(175.9)

	6,057.7	5,084.7	3,981.4

Income before income taxes	609.3	371.8	96.6

Provision (benefit) for taxes on income (L)	139.6	36.5	(9.8)

Net income	$469.7	$335.3	$106.4

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combined Statements of Cash Flows

Years Ended December 31, 2011, 2010 and 2009

(U.S. dollars in millions)	2011	2010	2009

Cash from operations
Net income	$469.7	$335.3	$106.4
Adjustments to reconcile net income to cash from operations
Depreciation, depletion and amortization	465.8	424.5	314.5
Deferred income taxes	(72.8)	(185.6)	(67.9)
Equity (income) loss, net of dividends	13.3	(2.5)	22.7
Restructuring and other charges (Q)	52.9	13.2	13.1
Stock-based compensation (K)	4.6	4.0	4.0
Excess tax benefits from stock-based payment arrangements	(0.1)	—	—
Gain from acquisition of assets	—	—	(101.7)
Gain on sale of assets	(42.9)	(3.4)	(0.9)
Changes in assets and liabilities, excluding effects of acquisitions and foreign currency translation adjustments:
(Increase) decrease in receivables	(111.6)	73.3	188.2
(Increase) decrease in inventories	(72.5)	53.8	101.2
Decrease (increase) in prepaid expenses and other current assets	10.5	10.6	(21.3)
Increase (decrease) in accounts payable and accrued expenses	102.7	(10.9)	(130.3)
(Decrease) increase in taxes, including taxes on income	(20.0)	46.4	(123.4)
Net change in noncurrent assets and liabilities, and other	(109.6)	(35.4)	(368.4)

Cash provided from (used for) operations	690.0	723.3	(63.8)

Financing activities
Net changes in short-term borrowings	(215.4)	(10.2)	89.6
Net changes in capital lease obligations	(10.5)	(4.6)	16.2
Capital contributions	426.7	433.5	1,114.4
Dividends paid and return of capital to members	(641.9)	(640.6)	(335.2)
Excess tax benefits from stock-based payment arrangements	0.1	—	—

Cash (used for) provided from financing activities	(441.0)	(221.9)	885.0

Investing activities
Capital expenditures	(392.0)	(298.4)	(763.0)
Acquisitions, net of cash acquired (R)	—	—	97.4
Additions to investments	(68.2)	(70.6)	(30.9)
Proceeds from sale of assets	48.5	1.1	—
Net change in related party note receivable (H)	34.9	(28.0)	(5.0)

Cash used for investing activities	(376.8)	(395.9)	(701.5)

Effect of exchange rate changes on cash and cash equivalents	0.2	22.7	13.7

Net change in cash and cash equivalents	(127.6)	128.2	133.4

Cash and cash equivalents
Beginning of year	331.6	203.4	70.0

End of year	$204.0	$331.6	$203.4

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Combined Statements of Members’ Equity

Years Ended December 31, 2011, 2010 and 2009

(U.S. dollars in millions)	Comprehensive Income (Loss)	Members’ Equity	Accumulated Other Comprehensive Income (Loss)	Total Members’ Equity

Balance at December 31, 2008		$6,516.1	$(492.5)	$6,023.6
Comprehensive income
Net income	$106.4	106.4		106.4
Other comprehensive income (loss)
Foreign currency translation adjustments	722.1		722.1	722.1
Change in unrecognized gains (losses) and prior service cost related to pension and other postretirement benefit plans, net of tax	19.8		19.8	19.8
Unrecognized gains (losses) on derivatives, net of tax
Net change from periodic revaluations	(50.4)		(50.4)	(50.4)
Net amount reclassified to income	(0.2)		(0.2)	(0.2)

Comprehensive income	$797.7

Capital contributions from members (B)		1,114.4		1,114.4

Dividends paid		(335.2)		(335.2)
Stock-based compensation		4.0		4.0

Balance at December 31, 2009		7,405.7	198.8	7,604.5

Comprehensive income
Net income	$335.3	335.3		335.3
Other comprehensive income (loss)
Foreign currency translation adjustments	861.4		861.4	861.4
Change in unrecognized gains (losses) and prior service cost related to pension and other postretirement benefit plans, net of tax	(15.8)		(15.8)	(15.8)
Unrecognized gains (losses) on derivatives, net of tax
Net change from periodic revaluations	0.9		0.9	0.9
Net amount reclassified to income	51.6		51.6	51.6

Comprehensive income	$1,233.4

Capital contributions from members (B)		433.5		433.5
Dividends paid and return of capital to members		(640.6)		(640.6)
Stock-based compensation		4.0		4.0

Balance at December 31, 2010		$7,537.9	$1,096.9	$8,634.8

Comprehensive loss
Net income	$469.7	469.7		469.7
Other comprehensive income (loss)
Foreign currency translation adjustments	(438.4)		(438.4)	(438.4)
Change in unrecognized gains (losses) and prior service cost related to pension and other postretirement benefit plans, net of tax	(99.9)		(99.9)	(99.9)
Unrecognized gains (losses) on derivatives, net of tax
Net change from periodic revaluations	(13.9)		(13.9)	(13.9)
Net amount reclassified to income	1.4		1.4	1.4

Comprehensive loss	$(81.1)

Capital contributions from members (B)		426.7		426.7
Dividends paid and return of capital to members		(641.9)		(641.9)
Stock-based compensation		4.6		4.6

Balance at December 31, 2011		$7,797.0	$546.1 *	$8,343.1

*	Comprised of unrealized foreign currency translation adjustments of $807.6, unrecognized losses and prior service costs, net related to pension and other postretirement benefit plans of ($251.1), and unrecognized losses on derivatives of ($10.4), net of tax.

The accompanying notes are an integral part of the combined financial statements.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements

(U.S. dollars in millions)

A. Summary of Significant Accounting Policies

Basis of Presentation

The combined financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and require management to make certain judgments, estimates, and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and affect the amounts of revenues and expenses reported during the period. Actual results could differ from those estimates upon subsequent resolution of identified matters. Certain amounts in previously issued financial statements were reclassified to conform to the 2011 presentation.

Principles of Combination

The combined financial statements of Alcoa World Alumina and Chemicals (“AWAC”) have been prepared pursuant to a Formation Agreement dated December 21, 1994 between Alcoa Inc. (“Alcoa”) and WMC Limited of Melbourne, Australia (“WMC”), as amended. Effective December 11, 2002, WMC shareholders voted to create two entities, WMC Resources Limited and Alumina Limited, resulting in existing WMC Shareholders receiving shares in a new listed entity ‘WMC Resources Limited’, which holds non AWAC businesses. AWAC is owned 60% by Alcoa and 40% by Alumina Limited and consists principally of bauxite, alumina and alumina-based chemicals businesses and investments managed and controlled by Alcoa.

The following operating entities represent the combined operations of AWAC and form the basis of the combined financial statements:

Entity	Country

Alcoa World Alumina (AWA) LLC*	United States
Alcoa of Australia	Australia
Alumina Espanola	Spain
AWA Brazil	Brazil
AWA Saudi Limited**	Saudi Arabia
Enterprise Partnership	Australia

*	Alcoa World Alumina LLC holds AWAC’s mining and refining interests in the United States, Suriname, Jamaica and Guinea (collectively referred to as the “Combined LLCs”).
**	AWA Saudi Limited holds AWAC’s investment in a mining and refining operating joint venture in the Kingdom of Saudi Arabia owned 25.1% by AWAC and 74.9% by Saudi Arabian Mining Company (Ma’aden).

The combined financial statements have been carved out from the books and records of Alcoa. All transactions between entities included in the combined financial statements have been eliminated. The statements of income include all items of revenue and income generated by AWAC and all items of expense directly incurred by AWAC. These include expenses charged to AWAC by Alcoa in the normal course of business. The amounts have been allocated on a basis considered reasonable by management using either specific identification or proportional allocations based on usage, headcount or other reasonable methods of allocation. As a result of these allocated amounts, the financial statements of AWAC may not be indicative of the results that would be presented if AWAC had operated as an independent stand-alone entity. The combined financial statements reflect amounts necessary in order to depict the combined financial position, results of operations and cash flows of AWAC on a stand-alone basis. For additional information concerning expenses charged to AWAC by Alcoa see Note H.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

Related Party Transactions

AWAC sells alumina and aluminum to Alcoa. These transactions are intended to represent amounts negotiated at arms-length terms. Additionally, Alcoa provides employee, administrative and other services to AWAC. These amounts have been recorded on a reasonable basis representative of cost. AWAC has amounts due to and from related parties as a result of these transactions. For additional information on related party transactions see Note H.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments purchased with an original maturity of three months or less.

Inventory Valuation

Inventories are carried at the lower of cost or market, with cost for U.S. inventories determined under the last-in, first-out (“LIFO”) method. The cost of other inventories is principally determined under the average-cost method. See Note D for additional information.

Properties, Plants and Equipment

Properties, plants and equipment are recorded at cost. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets. For greenfield assets, the units of production method is used to record depreciation. Gains or losses from the sale of assets are generally recorded in other income. Repairs and maintenance are charged to expense as incurred. Interest related to construction of qualifying assets is capitalized as part of construction costs. See Note E for additional information.

Properties, plants, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets (asset group) may not be recoverable. Recoverability of assets is determined by comparing the estimated undiscounted net cash flows of the operations related to the assets (asset group) to their carrying amount. An impairment loss would be recognized when the carrying amount of the assets (asset group) exceeds the estimated undiscounted net cash flows. The amount of the impairment loss to be recorded is calculated as the excess of the carrying value of the assets (asset group) over their fair value, with fair value determined using the best information available, which generally is a discounted cash flow (DCF) analysis. The determination of what constitutes an asset group, the associated estimated undiscounted cash flows, and the estimated useful lives of assets also require significant judgments.

Alcoa of Australia has commenced a review of the future viability of its Point Henry smelting facility as a result of continuing difficult economic conditions for the smelting industry. It is anticipated that the review will be completed by the end of June 2012.

Goodwill

Goodwill is not amortized; instead, it is tested for impairment annually (in the fourth quarter) or more frequently if indicators of impairment exist or if a decision is made to sell a business. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include deterioration in general economic conditions, negative developments in equity and credit markets, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others. The fair values that could be realized in an actual transaction may differ from that used to evaluate the impairment of goodwill.

Goodwill is allocated among and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment. AWAC has two reporting units: Alumina and Primary Metals.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

In September 2011, the Financial Accounting Standards Board in the U.S. issued new accounting guidance for testing goodwill for impairment. The guidance provides an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the existing two-step quantitative impairment test, otherwise no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, proceed directly to the two-step quantitative impairment test. The ultimate outcome of the goodwill impairment review for a reporting unit should be the same whether an entity chooses to perform the qualitative assessment or proceeds directly to the two-step quantitative impairment test.

In the 2011 fourth quarter, in conjunction with management’s annual review of goodwill for impairment, AWAC early adopted the new guidance. AWAC instituted a policy for its annual review of goodwill to perform the qualitative assessment for one of its reporting units (Alumina for 2011) and proceed directly to the two-step quantitative impairment test for the other (Primary Metals for 2011). This policy will result in at least one of AWAC’s reporting units being subject to the two-step quantitative impairment test every year.

Under the qualitative assessment, various events and circumstances (or factors) that would affect the estimated fair value of a reporting unit are identified (similar to impairment indicators above). These factors are then classified by the type of impact they would have on the estimated fair value using positive, neutral and adverse categories based on current business conditions. Additionally, an assessment of the level of impact that a particular factor would have on the estimated fair value is determined using high, medium, and low weighting. Furthermore, management considers the results of the most recent two-step quantitative impairment test completed for a reporting unit (this would be 2010 in which the estimated fair values of both reporting units were substantially in excess of their carrying values) and compares the weighted average cost of capital (WACC) between the current and prior years for each reporting unit.

Under the two-step quantitative impairment test, the evaluation of impairment involves comparing the current fair value of a reporting unit to its carrying value, including goodwill. AWAC uses a DCF model to estimate the current fair value of its reporting units when testing for impairment, as management believes forecasted cash flows are the best indicator of such fair value. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volumes and prices, costs to produce, tax rates, capital spending, discount rate, and working capital changes. Most of these assumptions vary significantly among the reporting units. Cash flow forecasts are generally based on approved business unit operating plans for the early years and historical relationships in later years. The betas used in calculating the individual reporting units’ WACC rate are estimated for each business with the assistance of valuation experts.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

During the 2011 annual review of goodwill, management performed the qualitative assessment for the Alumina reporting unit. Management concluded that it was not more likely than not that the estimated fair value of the Alumina reporting unit was less than its carrying value. As such, no further analysis was required.

During the 2011 annual review of goodwill, management proceeded directly to the two-step quantitative impairment test for the Primary Metals reporting unit. The estimated fair value of this reporting unit was substantially in excess of its carrying value, resulting in no impairment.

Intangible Assets

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

Equity Investments

AWAC invests in a number of privately-held companies, primarily through joint ventures and consortia, which are accounted for on the equity method. The equity method is applied in situations where AWAC has the ability to exercise significant influence, but not control, over the investee. Management reviews equity investments for impairment whenever certain indicators are present suggesting that the carrying value of an investment is not recoverable. This analysis requires a significant amount of judgment from management to identify events or circumstances indicating that an equity investment is impaired. The following items are examples of impairment indicators: significant, sustained declines in an investee’s revenue, earnings, and cash flow trends; adverse market conditions of the investee’s industry or geographic area; the investee’s ability to continue operations measured by several items, including liquidity; and other factors. Once an impairment indicator is identified, management uses considerable judgment to determine if the impairment is other than temporary, in which case the equity investment is written down to its estimated fair value as determined through use of a DCF model. An impairment that is other than temporary could significantly and adversely impact reported results of operations and members’ equity.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

Revenue Recognition

AWAC recognizes revenue when title, ownership, and risk of loss pass to the customer, all of which occurs upon shipment or delivery of the product and is based on the applicable shipping terms. The shipping terms vary across customers and depend on the product, the country of origin, and the type of transportation (truck, train, or vessel).

Deferred Alumina Sales Revenue

AWAC periodically enters into long-term supply contracts with alumina and aluminum customers and receives advance payments for product to be delivered in future periods. These advance payments are recorded as deferred revenue, and revenue is recognized as shipments are made and title, ownership, and risk of loss pass to the customer during the term of the contracts. As a result, prepayment of $240.0 related to an agreement with a third party customer received in 1997, is being amortized over the life of the contract based on the tonnage shipped. The amount of the prepayment still deferred at December 31, 2011 and 2010 was $124.0 and $133.0, respectively. The amount of revenue recognized related to this agreement was $9.0, $7.0 and $8.0, for the years ended December 31, 2011, 2010 and 2009, respectively.

Environmental Expenditures

Expenditures for current operations are expensed or capitalized, as appropriate. Expenditures relating to existing conditions caused by past operations, and which do not contribute to future revenues, are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability may include costs such as site investigations, consultant fees, feasibility studies, outside contractors, and monitoring expenses. Estimates are generally not discounted or reduced by potential claims for recovery. Claims for recovery are recognized as agreements are reached with third parties. The estimates also include costs related to other potentially responsible parties to the extent that AWAC has reason to believe such parties will not fully pay their proportional share. The liability is continuously reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity, and other factors that may be relevant, including changes in technology or regulations. See Note P for additional information.

Litigation Matters

For asserted claims and assessments, liabilities are recorded when an unfavorable outcome of a matter is deemed to be probable and the loss is reasonably estimable. Management determines the likelihood of an unfavorable outcome based on many factors such as the nature of the matter, available defenses and case strategy, progress of the matter, views and opinions of legal counsel and other advisors, applicability and success of appeals processes, and the outcome of similar historical matters, among others. Once an unfavorable outcome is deemed probable, management weighs the probability of estimated losses, and the most reasonable loss estimate is recorded. If an unfavorable outcome of a matter is deemed to be only reasonably possible, then the matter is disclosed and no liability is recorded. With respect to unasserted claims or assessments, management must first determine that the probability that an assertion will be made is likely, then, a determination as to the likelihood of an unfavorable outcome and the ability to reasonably estimate the potential loss is made. Legal matters are reviewed on a continuous basis to determine if there has been a change in management’s judgment regarding the likelihood of an unfavorable outcome or the estimate of a potential loss. See Note O for additional information.

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

Certain conditional asset retirement obligations (“CAROs”) related to alumina refineries and aluminum smelters have not been recorded in the combined financial statements due to uncertainties surrounding the ultimate settlement date. A CARO is a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within AWAC’s control. Such uncertainties exist as a result of the perpetual nature of refineries and smelters, maintenance and upgrade programs, and other factors preventing a reasonable estimation surrounding the ultimate settlement date. At the date a reasonable estimate of the ultimate settlement date can be made, AWAC would record a retirement obligation for the removal, treatment, transportation, storage and/or disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, polychlorinated biphenyls (“PCBs”), various process residuals, solid wastes, electronic equipment waste and various other materials. If AWAC was required to shutdown all such facilities immediately, the estimated CARO as of December 31, 2011 ranges from $3.2 to $26.9 per facility (10 structures) in today’s dollars.

Mine Development Costs

Costs incurred during the exploration/evaluation phases are expensed. This phase ends when it is determined that the mineral deposit can be mined and processed economically. Development phase costs are capitalized and include costs to construct the mine, including pre-production overburden removal, roads, and land improvements. Costs incurred during the production phase are recognized in cost of products sold and include all costs to extract the minerals, including post-production overburden removal and amortization of any capitalized development costs.

Mine development costs, classified on the combined balance sheet as other noncurrent assets, are generally deferred and amortized over the period during which the resources are extracted on a units of production basis. Applicable mine development costs are charged to expense in the year any program is abandoned.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. In evaluating the need for a valuation allowance, management considers all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as all available positive and negative evidence. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carryforward period, including from tax planning strategies, and the Company’s experience with similar operations. Existing favorable contracts and the ability to sell products into established markets are additional positive evidence. Negative evidence includes items such as cumulative losses, projections of future losses, or carryforward periods that are not long enough to allow for the utilization of a deferred tax asset based on existing projections of income. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances, resulting in a future charge to establish a valuation allowance.

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

AWAC consists of a variety of different tax-paying legal entities. Income taxes are accrued and recorded on the financial statements of entities within AWAC except for entities that are multiple member limited liability companies (“LLCs”). LLC income is taxable to the members that hold the LLC interest (for U.S. federal and most state income tax purposes). Therefore, current and deferred U.S. and most state tax assets and liabilities of the LLCs are recorded in the financial statements of the members and, thus, are not reflected in AWAC’s combined financial statements. See Note L for additional information.

Stock-Based Compensation

Certain employees of AWAC receive stock-based awards under Alcoa’s stock incentive plans, and AWAC records an expense for these plans. AWAC recognizes compensation expense for employee equity grants using the nonsubstantive vesting period approach, in which the expense (net of estimated forfeitures) is recognized ratably over the requisite service period based on the grant date fair value. Determining the fair value of stock options at the grant date requires judgment, including estimates for the average risk-free interest rate, dividend yield volatility, annual forfeiture rate and exercise behavior. These assumptions may differ significantly between grant dates because of changes in the actual results of these inputs over time.

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

AWAC accounts for hedges of foreign currency exposures and certain forecasted transactions as cash flow hedges. The fair values of the derivatives are recorded in other current and noncurrent assets and liabilities in the combined balance sheet. The effective portions of the changes in the fair values of these derivatives are recorded in other comprehensive income (loss) and are reclassified to sales or other income or expense in the period in which earnings are impacted by the hedged items or in the period that the transaction no longer qualifies as a cash flow hedge. These contracts cover the same periods as known or expected exposures, generally not exceeding two years.

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

Effective January 1, 2010, the functional currency in Brazil was changed from the U.S. dollar to the Brazilian real (BRL). This change was made as a result of changes in the operations of the business following the completion of the São Luís refinery expansion and Juruti bauxite mine development. In connection with this change, on January 1, 2010, an adjustment of $309 was recorded as an increase to the net nonmonetary assets of this subsidiary (primarily properties, plants, and equipment) with a corresponding adjustment to the foreign currency translation component of accumulated other comprehensive income.

Other (Income) Expense, Net

Transactions which result in a gain or loss that are not part of ongoing operations are classified in other (income) expense, net in the combined statement of income. During 2011, the sale of Hotham Farm in Australia resulted in a gain of approximately $42.9. During 2009, the acquisition of a BHP Billiton subsidiary, which holds part of the joint venture in Suriname, resulted in a gain of approximately $101.7. See Note S for additional information.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

Recently Adopted Accounting Guidance

Fair Value Accounting

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

On January 1, 2010, AWAC adopted changes issued by the FASB on January 21, 2010 to disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. The adoption of these changes had no impact on the combined financial statements.

On January 1, 2011, AWAC adopted changes issued by the FASB to disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose, in the reconciliation of fair value measurements using significant unobservable inputs (Level 3), separate information about purchases, sales insurances and settlements (that is, on a gross basis rather than as one net number). These changes were applied to the disclosures in Note J and Note M to the combined financial statements.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

Goodwill and Other Intangible Assets

On January 1, 2011, AWAC adopted changes issued by the FASB to the testing of goodwill for impairment. These changes require an entity to perform all steps in the test for a reporting unit whose carrying value is zero or negative if it is more likely than not (more than 50%) that a goodwill impairment exists based on qualitative factors. This will result in the elimination of an entity’s ability to assert that such a reporting unit’s goodwill is not impaired and additional testing is not necessary despite the existence of qualitative factors that indicate otherwise. Based on the most recent impairment review of AWAC goodwill (2011 fourth quarter), the adoption of these changes had no impact on the combined financial statements.

In September 2011, the FASB issued changes to the testing of goodwill for impairment. These changes provide an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the fair value of a reporting unit is less than its carrying amount. Such qualitative factors may include the following: macroeconomic conditions; industry and market considerations; cost factors; overall financial performance; and other relevant entity-specific events. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the existing two-step quantitative impairment test, otherwise no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, go directly to the two-step quantitative impairment test. Under either option) the ultimate outcome of the goodwill impairment test should be the same. These changes are required to become effective, for AWAC for any goodwill impairment test performed on January 1, 2012 or later; however, early adoption is permitted. AWAC elected to early adopt these changes in conjunction with management’s annual review of goodwill in the fourth quarter of 2011 (see the Goodwill and Other Intangible Assets section of Note A above). The adoption of these changes had no impact on the combined financial statements.

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

Other

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

On January 1, 2011, AWAC adopted changes issued by the FASB to revenue recognition for multiple-deliverable arrangements. These changes require separation of consideration received in such arrangements by establishing a selling price hierarchy (not the same as fair value) for determining the selling price of a deliverable, which will be based on available information in the following order: vendor-specific objective evidence, third-party evidence, or estimated selling price; eliminate the residual method of allocation and require that the consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, which allocates any discount in the arrangement to each deliverable on the basis of each deliverable’s selling price; require that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis; and expand the disclosures related to multiple-deliverable revenue arrangements. The adoption of these changes had no impact on the combined financial statements, as AWAC does not currently have any such arrangements with its customers.

On January 1, 2011, AWAC adopted changes issued by the FASB to the classification of certain employee share-based payment awards. These changes clarify that there is not an indication of a condition that is other than market, performance, or service if an employee share-based payment award’s exercise price is denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade and differs from the functional currency of the employer entity or payroll currency of the employee. An employee share-based payment award is required to be classified as a liability if the award does not contain a market, performance, or service condition. Prior to this guidance, the difference between the currency denomination of an employee share-based payment award’s exercise price and the functional currency of the employer entity or payroll currency of the employee was not a factor considered by management when determining the proper classification of a share-based payment award. The adoption of these changes had no impact on the combined financial statements.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

Recently Issued Accounting Guidance

In May 2011, the FASB issued changes to conform existing guidance regarding fair value measurement and disclosure between GAAP and International Financial Reporting Standards. These changes both clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and amend certain principles or requirements for measuring fair value or for disclosing information about fair value measurements. The clarifying changes relate to the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity, and disclosure of quantitative information about unobservable inputs used for Level 3 fair value measurements. The amendments relate to measuring the fair value of financial instruments that are managed within a portfolio; application of premiums and, discounts in a fair value measurement; and additional disclosures concerning the valuation processes used and sensitivity of the fair value measurement to changes in unobservable inputs for those items categorized as Level 3, a reporting entity’s use of a nonfinancial asset in a way that differs from the asset’s highest and best use, and the categorization by level in the fair value hierarchy for items required to be measured at fair value for disclosure purposes only. These changes become effective for AWAC on January 1, 2012. Other than the additional disclosure requirements, management has determined that the adoption of these changes will not have an impact on the combined financial statements.

In June 2011, the FASB issued changes to the presentation of comprehensive income. These changes give an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements; the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity was eliminated. The items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income were not changed. These changes become effective for AWAC on January 1, 2012. Other than the change in presentation, management has determined that the adoption of these changes will not have an impact on the combined financial statements.

In December 2011, the FASB issued changes to the disclosure of offsetting assets and liabilities. These changes require an entity to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The enhanced disclosures will enable users of an entity’s financial statements to understand and evaluate the effect or potential effect of master netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. These changes become effective for AWAC on January 1, 2013. Other than the additional disclosure requirements, management has determined that the adoption of these changes will not have an impact on the combined financial statements.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

B. Nature of Operations

AWAC is owned 60% by Alcoa and 40% by Alumina Limited and consists principally of bauxite, alumina and alumina-based chemicals businesses and investments managed and contributed by Alcoa. Primarily all bauxite mined by AWAC entities is refined into alumina by AWAC through a chemical process. The alumina is then sold to customers to be smelted into primary aluminum. Approximately 42%, 44%, and 55% of AWAC’s respective 2011, 2010, and 2009 alumina production was sold to Alcoa. In addition, Alcoa of Australia (“AofA”), a significant entity within AWAC, operates integrated aluminum facilities in Australia including mining, refining and smelting operations. Approximately 80%, 77%, and 77% of AofA’s 2011, 2010, and 2009 revenues were derived from alumina, and the balance was derived principally from primary aluminum.

During 2011, capital contributions from members were used to fund two separate contributions in Spain, totaling $275.8, primarily to support operations with the remaining contributions of $150.9 primarily used to fund remaining construction at the Juruti mine (Brazil).

During 2010, capital contributions from members of $433.5 were primarily used to fund the continued construction of the new bauxite mine and refinery in Brazil, a $61.7 contribution for the Ma’aden investment (Saudi Arabia) and a $26.0 contribution to support operations in Spain.

During 2009, capital contributions from members of $1,114.4 were primarily used to fund the continued construction of the new bauxite mine and refinery in Brazil, both of which were placed in operation in late 2009. The remaining capital contributions were used to fund the repayment of loans.

The following summarizes the concentrations of sales and net assets by major geographic region:

	2011	2010	2009
Sales
Australia	$3,396.8	$2,693.2	$2,115.6
U.S.	2,505.7	2,110.2	1,400.3
Other	764.5	653.1	562.1

Total sales	$6,667.0	$5,456.5	$4,078.0

	2011	2010
Net assets
Australia	$3,264.5	$3,439.4
Brazil	3,790.7	4,137.8
U.S.	225.2	264.7
Other	1,062.7	792.9

Total net assets	$8,343.1	$8,634.8

C. Asset Retirement Obligations

AWAC has recorded AROs related to legal obligations associated with the normal operations of bauxite, mining, alumina refining, and aluminum smelting facilities. These AROs consist primarily of costs associated with spent pot lining disposal, closure of bauxite residue areas, mine reclamation, and landfill closure.

In addition to the above AROs, certain CAROs related to alumina refineries and aluminum smelters have not been recorded in the combined financial statements due to uncertainties surrounding the ultimate settlement date. Such uncertainties exist as a result of the perpetual nature of the refineries and smelters, maintenance upgrade programs and other factors. At the date a reasonable estimate of

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

the ultimate settlement date can be made, AWAC would record a retirement obligation for the removal, treatment, transportation, storage and (or) disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, PCBs, various process residuals, solid wastes, electronic equipment waste and various other materials. If AWAC was required to shutdown all such facilities immediately, the estimated CARO as of December 31, 2011 ranges from $3.2 to $26.9 per facility (10 structures) in today’s dollars.

The following table details the changes in the carrying amounts of AROs at December 31:

	2011	2010

Balance at beginning of year	$328.0	$270.3
Accretion expense	13.8	11.2
Liabilities incurred	52.9	29.6
Payments	(40.9)	(6.5)
Translation and other	(0.8)	23.4

Balance at end of year	$353.0	$328.0

D. Inventories

	2011	2010

Finished goods	$5.9	$6.9
Work-in-process	69.3	60.0
Bauxite and alumina	298.6	312.7
Purchased raw materials	244.9	181.5
Operating supplies	158.6	156.2

	$777.3	$717.3

Approximately 10% and 16% of total inventories at December 31, 2011 and 2010, respectively, were valued on a LIFO basis. If valued on an average cost basis, total inventories would have been $61.4 and $50.6 higher at the end of 2011 and 2010, respectively.

E. Properties, Plants, and Equipment, Net

	2011	2010

Land and land rights, including mines	$297.3	$286.6
Structures	4,861.5	4,819.9
Machinery and equipment	7,007.4	7,070.2

	12,166.2	12,176.7

Less: Accumulated depreciation and depletion	5,610.3	5,328.2

	6,555.9	6,848.5
Construction work-in-progress	577.9	700.2

	$7,133.8	$7,548.7

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

F. Other Noncurrent Assets

	2011	2010

Deferred mine development	$218.5	$173.1
Deferred income taxes	467.3	408.7
Prepaid gas transmission contract	345.6	331.9
Value-added tax receivable	413.1	394.2
Prepaid pension benefit	50.7	58.4
Goodwill	38.7	39.2
Computer software costs	25.7	33.7
Other	89.8	103.4

	$1,649.4	$1,542.6

G. Short-Term Borrowings and Capital Lease Obligations

During 2009, Alumina Espanola received advances from Aluminio Espanol (100% owned by Alcoa) under a line of credit to fund working capital needs. The amount outstanding under this arrangement at December 31, 2010 was $218.5. In 2011, this funding arrangement was terminated.

AofA has capital lease obligations recorded, primarily related to mining equipment and the Booragoon, Australia office. Outstanding amounts under these leases classified as short-term are $2.7 and $2.6 at December 31, 2011 and 2010, respectively.

During 2008, AWA Brazil entered into a capital lease arrangement for energy assets. The term of this arrangement is for five years. Annual payments of approximately $7.0 are required. Amounts outstanding under this arrangement were $29.5 ($9.0 short-term) and $38.7 ($9.9 short-term) as of December 31, 2011 and 2010, respectively.

AWAC participates in computerized payable settlement arrangements with certain vendors and third-party intermediaries. As of December 31, 2011 and 2010, short-term borrowings included $26.6 and $23.0, respectively, of amounts that will be paid through the third-party intermediaries. The arrangements provide that, at the vendor’s request, the third-party intermediary advances the amount of the scheduled payment to the vendor, less an appropriate discount, before the scheduled payment date. AWAC makes payment to the third-party intermediary on the date stipulated in accordance with the commercial terms negotiated with its vendors. Imputed interest on the borrowings were $0.6 and $0.5 and $0.9 in 2011, 2010 and 2009, respectively. See Note A for additional information.

H. Related Party Transactions

Sales to related parties included in the combined statements of income consist of sales of alumina and alumina-based chemicals to the majority owner of AWAC, Alcoa. The terms for all transactions and agreements between related parties and AWAC are established by negotiation between the parties.

Entities within AWAC have entered into contractual agreements with Alcoa for employee services, an administrative services agreement, a commodity hedging agreement and an alumina sales agreement. Total costs incurred by AWAC for these agreements were approximately $75.2 in 2011, $72.9 in 2010, and $69.0 in 2009. AWAC also has a long-term bauxite purchase agreement with an equity investee. Total purchases under this agreement were approximately $162.9, $126.9 and $149.0 during 2011, 2010 and 2009, respectively.

Certain employees of AWAC receive stock-based awards under Alcoa’s stock incentive plans, and AWAC records an expense for these plans. In 2011, 2010 and 2009, AWAC was charged and paid $3.5, $2.7 and $1.0, respectively, for stock option exercises and restricted share unit distributions

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

under Alcoa stock incentive plans. As options are exercised, amounts to reimburse for issuance of shares were reflected as a dividend paid to partners, net of $1.1 in 2011, $0.9 in 2010 and $0.3 in 2009. See Note K for additional information.

Casualty Losses

In 2010, AWAC reduced cost of goods sold by $14.4 for insurance proceeds received from a captive insurance entity owned 100% by Alcoa related to business interruption losses ($7.7) and property damage ($6.7) caused by Hurricane Dean to the Jamaica facility.

Related Party Notes Receivable

In 2011, three AWAC entities entered into an arrangement with Alcoa Global Treasury Services (AGTS), where the entities’ excess cash is swept to AGTS periodically in exchange for a note receivable bearing short-term interest. The AWAC entities are Australia, Spain and Suriname, and value of the notes at December 31, 2011 are $63.6, $9.7 and $9.6, respectively.

In 2009, AWAC acquired $97.4 in cash as part of the acquisition of the BHP subsidiary that holds an interest in Suriname. This cash, as well as other operating cash held by the Suriname entity was swept to AGTS in exchange for a note receivable bearing short-term interest. The value of this note receivable with AGTS was $120.0 at December 31, 2010. This note receivable was subsequently repaid by AGTS in January 2011.

I. Lease Expense

Certain equipment, including process control hardware and software, as well as warehousing, office space, and ocean going vessels are under operating lease agreements. Total expense from continuing operations for all leases was $111.6 in 2011, $100.5 in 2010 and $80.0 in 2009. Under operating leases, minimum annual rentals are $65.1 in 2012, $50.5 in 2013, $45.8 in 2014, $43.1 in 2015, $35.2 in 2016 and a total of $217.6 for 2017 and thereafter.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

The table below reflects the status of AWAC’s pension and postretirement benefit plans.

	Pension Benefits		Postretirement Benefits
	2011	2010	2011	2010

Change in benefit obligation
Benefit obligation at beginning of year	$1,029.2	$913.4	$79.9	$70.1
Service cost	41.6	37.6	0.6	0.7
Interest cost	54.4	51.2	4.2	4.5
Amendments	1.5	—	(0.7)	—
Actuarial (gains) losses	126.4	4.7	4.6	7.1
Benefits paid	(76.4)	(73.8)	(4.6)	(3.9)
Participants’ contributions	21.2	17.1	—	—
Exchange rate	(2.8)	79.0	—	1.4

Projected benefit obligation at end of year	$1,195.1	$1,029.2	$84.0	$79.9

Change in plan assets
Fair value of plan assets at beginning of year	$989.6	$880.1	$—	$—
Actual return on plan assets	49.1	49.3	—	—
Employer contributions	70.4	62.8	—	—
Participants’ contributions	21.2	17.1	—	—
Benefits paid	(76.4)	(73.8)	—	—
Administrative expenses	(17.0)	(14.3)	—	—
Exchange rate	(0.9)	68.4	—	—

Fair value of plan assets at end of year	$1,036.0	$989.6	$—	$—

Funded status	$(159.1)	$(39.6)	$(84.0)	$(79.9)
Amounts attributed to joint venture partners	5.2	3.3	0.8	1.0

Net funded status	$(153.9)	$(36.3)	$(83.2)	$(78.9)

Amounts recognized in the Combined Balance
Sheets consist of
Noncurrent assets	$50.7	$58.4	$—	$—
Current liabilities	—	—	(3.7)	(4.0)
Noncurrent liabilities	(204.6)	(94.7)	(79.5)	(74.9)

Net amount recognized	$(153.9)	$(36.3)	$(83.2)	$(78.9)

Amounts recognized in accumulated other comprehensive income consist of
Net actuarial (gains) loss	$470.7	$330.7	$(12.5)	$(19.2)
Prior service cost	4.3	3.9	0.8	2.1

Total, before tax effect	475.0	334.6	(11.7)	(17.1)

Less: Amounts attributed to joint venture partners	17.3	14.6	—	0.4

Net amount recognized, before tax effect	$457.7	$320.0	$(11.7)	$(17.5)

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

	Pension Benefits		Postretirement Benefits
	2011	2010	2011	2010
Components of net periodic benefit cost
Service cost	$39.4	$35.9	$0.5	$0.6
Interest cost	51.7	48.4	4.1	4.3
Expected return on plan assets	(69.1)	(65.5)	—	—
Amortization of prior service cost	1.0	2.6	0.6	0.5
Recognized actuarial (gains) losses	23.1	17.5	(2.0)	(2.0)

Net periodic benefit costs	$46.1	$38.9	$3.2	$3.4

	Pension Benefits		Postretirement Benefits
	2011	2010	2011	2010
Other changes in Plan assets and benefit obligations recognized in other comprehensive income consist of
Net actuarial loss (gain)	$163.1	$63.1	$4.6	$6.5
Amortization of net actuarial gain (loss)	(23.1)	(17.5)	2.1	2.0
Prior service cost (credit)	1.4	—	(0.7)	—
Amortization of prior service cost credit	(1.0)	(2.6)	(0.6)	(0.5)

Totals before tax effect	140.4	43.0	5.4	8.0

Less: Amounts attributed to joint venture partners	2.7	6.0	(0.4)	(0.1)

Net amount recognized before tax effect	$137.7	$37.0	$5.8	$8.1

	Pension Benefits 2012	Postretirement Benefits 2012
Amounts expected to be recognized in net periodic benefit cost
Prior service cost recognition	$1.7	$0.5
Net actuarial loss (gain) recognition	40.5	(1.5)

Pension Plan Benefit Obligations

	Pension Benefits
	2011	2010
The projected benefit obligation and accumulated benefit obligation for all definedbenefit pension plans was as follows
Projected benefit obligation	$1,195.1	$1,029.2
Accumulated benefit obligation	1,078.1	993.1

The aggregate projected benefit obligation and fair value of plan assets for pensionplans with projected benefit obligations in excess of plan assets was as follows
Projected benefit obligation	1,099.0	819.3
Fair value of plan assets	887.0	720.3

The aggregate accumulated benefit obligation and fair value of plan assets for pensionplans with accumulated benefit obligations in excess of plan assets was as follows
Accumulated benefit obligation	859.5	803.5
Fair value of plan assets	744.2	720.3

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

Assumptions

Weighted average assumptions used to determine benefit obligations at December 31:

	2011	2010

Weighted average assumptions
Discount rate, at year end	4.16%	5.56%
Rate of compensation increase	3.93%	3.97%

For a significant portion of the AWAC benefit obligation, the discount rate is based upon a yield available on government bonds with a term suitable to match the liabilities.

For plans in countries that have a deep corporate bond market, the discount rate is determined using a Company-specific yield curve model (above-median) developed with the assistance of an external actuary. The cash flows of these plans’ projected benefit obligations are discounted using a single equivalent rate derived from yields on high quality corporate bonds, which represent a broad diversification of issuers in various sectors, including finance and banking, manufacturing, transportation, insurance, and pharmaceutical, among others. The yield curve model parallels the plans’ projected cash flows, which have an average duration of ten years, and the underlying cash flows of the bonds included in the model exceed the cash flows needed to satisfy the Company’s plans’ obligations multiple times.

Weighted average assumptions used to determine the net cost for years ended December 31:

	2011	2010	2009

Weighted average assumptions
Discount rate, at year end	5.56%	5.88%	6.59%
Expected long-term return on plan assets	7.35%	7.67%	7.92%
Rate of compensation increase	3.97%	4.08%	4.33%

The expected return on plan assets is based on historical performance as well as expected future rates of return on plan assets considering the current investment portfolio mix and the long-term investment strategy.

Assumed health care cost trend rates at December 31:

	2011	2010	2009

Health care cost trend rate assumed for next year	6.5%	6.5%	6.5%
Rate to which the cost trend rate gradually declines	5.0%	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain	2016	2015	2014

The assumed health care cost trend rate is used to measure the expected cost of gross eligible charges covered by Alcoa’s other postretirement benefit plans. For 2012, the use of a 6.5% trend rate will continue, reflecting management’s best estimate of the change in future health care costs covered by the plans.

Assumed health care cost trend rates have an effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	1%
	Increase	Decrease

Effect on total of service and interest cost components	$0.7	$(0.6)
Effect on postretirement benefit obligations	10.7	(9.1)

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

Plan Assets

AWAC’s pension plans’ investment policy, weighted average asset allocations at December 31, 2011 and 2010, by asset category, are as follows:

	Policy Range	Plan Assets
		2011	2010

Asset category
Equity securities	20-80%	37%	40%
Debt securities	0-80%	44%	44%
Real estate	0-20%	9%	7%
Other	0-40%	10%	9%

		100%	100%

The basic goal underlying the pension plan investment policy is to ensure that the assets of the plan, along with expected plan sponsor contributions, will be invested in a prudent manner to meet the obligations of the plan as those obligations come due. Investment practices must comply with applicable laws and regulations.

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

The following section describes the valuation methodologies used by the trustee to measure the fair value of pension and postretirement benefit plan assets, including an indication of the level in the fair value hierarchy in which each type of asset is generally classified

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

Equity Securities These securities consist of direct investments in the stock of publicly traded companies and are valued based on the closing price reported in an active market on which the individual securities are traded. As such, the direct investments are generally classified in Level 1. Also, these securities consist of the plans’ share of commingled funds that are invested in the stock of publicly traded companies and are valued at the net asset value of shares held at December 31. As such, these securities are generally included in Level 2.

Debt Securities These securities consist of publicly traded U.S. and non U.S. fixed interest obligations (principally corporate bonds and debentures). Such investments are valued through consultation and evaluation with brokers in the institutional market using quoted prices and other observable market data. As such, a portion of these securities are included in both Level 1 and 2. Additionally these securities consist of commercial and residential mortgage-backed securities and are valued by investment managers based on the most recent financial information available, which typically represents significant unobservable data. As such, these investments are generally classified as Level 3.

Other Investments These investments include, among others, cash and cash equivalents, exchange traded funds, hedge funds, real estate investment trusts, and direct investments of private real estate and private equity. Cash and cash equivalents consist of government securities with maturities less than one year and commingled funds. Such investments are generally valued using quoted prices or observable market data. As such, these funds are included in both Level 1 and 2. Exchange traded funds, such as gold, and real estate investment trusts are valued based on the closing price reported in an active on which the investments are traded, and therefore, are included in Level 1. Direct investments of private real estate and private equity are valued by investment managers based on the most recent financial information available, which typically represents significant unobservable data. As such, these investments are generally classified as Level 3. If fair value is able to be determined through the use of quoted market prices of similar assets or other observable market data, then the investments are classified in Level 2.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

The following tables present the fair value of pension and postretirement plan assets classified under the appropriate level of the fair value hierarchy:

	2011
	Level 1	Level 2	Level 3	Total
Equity securities	$239.4	$147.6	$—	$387.0
Debt securities	36.5	416.6	6.4	459.5
Other investments	20.9	76.3	92.8	190.0

	$296.8	$640.5	$99.2	$1,036.5	*

	2010
	Level 1	Level 2	Level 3	Total
Equity securities	$260.8	$134.9	$—	$395.7
Debt securities	26.3	398.4	6.1	430.8
Other investments	21.4	59.9	81.2	162.5

	$308.5	$593.2	$87.3	$989.0	*

*	As of December 31, 2011, the total fair value of pension plans’ assets excludes a net payable of $0.5, which represents securities purchased not yet settled less interest and dividends earned on various investments. As of December 31, 2010, the total fair value of pension plans’ assets excludes a net receivable of $0.6, which represents interest and dividends earned on various investments less securities purchased not yet settled.

Pension plan assets classified as Level 3 in the fair value hierarchy represent other investments in which the trustee has used significant unobservable inputs in the valuation model. The following table presents a reconciliation of activity for such alternative investments:

	2011	2010

Balance at beginning of year	$87.3	$60.8
Realized gains	9.4	3.8
Unrealized (losses) gains	(4.7)	7.6
Purchases	34.6	15.9
Sales	(27.9)	(5.2)
Exchange rate	0.5	4.4
Transfers*	—	—

Balance at end of year	$99.2	$87.3

*	In 2011 and 2010, there were no transfers of financial instruments into or out of Level 3.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

Cash Flows

The minimum required cash contribution to the pension plans in 2012 is estimated to be $62.0.

Benefit payments expected to be paid to plan participants are as follows:

	Pension Benefits	Postretirement Benefits

Years Ending
2012	$113.2	$3.7
2013	113.2	4.1
2014	110.3	4.4
2015	110.5	4.4
2016	112.1	4.6
2017 through 2021	523.0	24.9

	$1,082.3	$46.1

Other Plans

Certain AWAC employees participate in a number of defined contribution plans sponsored by Alcoa. Expenses recognized by AWAC for these plans were $41.9 in 2011, $35.4 in 2010 and $30.1 in 2009.

Certain AWAC employees participate in pension and other postretirement benefit plans sponsored by Alcoa. Expenses recognized by AWAC for these plans were $5.1 and $5.4 in 2011, $3.8 and $5.4 in 2010, and $2.5 and $5.4 in 2009, respectively.

K. Stock-Based Compensation

Stock options to purchase stock of Alcoa under Alcoa’s stock-based compensation plans have been granted at not less than market prices on the dates of grant. Prior to 2011, stock options including both service conditions and performance conditions were granted to certain individuals. For stock options including performance conditions granted in 2010, the final number of options earned was based on Alcoa’s adjusted free cash flow and profitability against pre-established targets. For stock options including performance conditions granted in 2009, the final number of options earned was based on Alcoa’s adjusted free cash flow against a pre-established target.

Stock option features based on date of original grant are as follows:

Reload
Date of Original Grant	Vesting	Term	Feature

2002 and prior	One year	10 years	One reload over option term
2003	3 years ( 1/3 each year)	10 years	One reload in 2004 for 1/3 vesting in 2004
2004 - 2009	3 years ( 1/3 each year)	6 years	None
2010 and forward	3 years ( 1/3 each year)	10 years	None

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

In addition to the stock options described above, Alcoa granted restricted share units that vest in three years from the date of grant. In 2010 and 2009, certain of these restricted share units were granted with the same performance conditions described above for performance stock options. For performance share awards granted in 2011, the final number of awards earned will be based on the achievement of Alcoa’s sales and profitability against targets over a three-year period. One third of the award will be earned in each year based on pre-established performance targets for that year. The earned awards will vest after three years.

Most plan participants can choose whether to receive their award in the form of stock options, restricted share units, or a combination of both. This choice is made before the grant is issued and is irrevocable.

The following table summarizes the total compensation expense recognized for all options and restricted share units. There was no stock-based compensation expense capitalized in 2011, 2010 or 2009.

	2011	2010	2009

Compensation expense reported in income
Stock option grants	$1.3	$1.7	$1.8
Restricted share unit grants	3.3	2.3	2.2

Total compensation expense before income taxes	4.6	4.0	4.0
Income tax benefit	1.5	1.3	1.3

Total compensation expense, net of income tax benefit	$3.1	$2.7	$2.7

The fair value of options is estimated on the date of grant using the lattice pricing model with the following assumptions:

	2011	2010	2009

Weighted average fair value per option	$4.96	$4.67	$3.34
Average risk-free interest rate	0.19-3.44%	0.14-3.62%	0.30-2.65%
Expected dividend yield	0.90%	1.10%	1.20%
Expected volatility	36-43%	47-51%	38-76%
Expected annual forfeiture rate	5.00%	4.00%	3.00%
Expected exercise behavior	45%	35%	43%
Expected life (years)	5.80	5.60	4.20

The range of risk-free interest rates is based on a yield curve of interest rates at the time of the grant based on the contractual life of the option. Due to a decline in Alcoa’s stock price in 2008 and dividend payments in 2009, the expected dividend yields for 2011, 2010 and 2009, respectively, are based on a one-year, a one-year and a three-month average. Expected volatility is based on historical and implied volatilities over the term of the option. AWAC utilizes historical option forfeiture data to estimate expected annual pre- and post-vesting forfeitures. The expected exercise behavior assumption represents a weighted average exercise ratio of gains based on historical exercise patterns for grants issued over the number of years in the contractual option term.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

The activity for stock options is as follows (shares and aggregate intrinsic value in millions):

	2011	2010	2009

Outstanding, beginning of year
Number of options	2.3	2.8	2.2
Weighted average exercise price	$22.05	$26.18	$34.45
Granted
Number of options	0.1	0.3	0.9
Weighted average exercise price	$16.24	$13.54	$8.33
Exercised
Number of options	(0.1)	(0.1)	—
Weighted average exercise price	$8.65	$8.33	n/a
Expired or forfeited
Number of options	(0.5)	(0.8)	(0.2)
Weighted average exercise price	$31.34	$37.56	$32.30
Transferred in
Number of options	0.1	0.5	—
Weighted average exercise price	$16.19	$28.52	$28.60
Transferred out
Number of options	—	(0.4)	(0.1)
Weighted average exercise price	$18.27	$26.69	$34.49
Outstanding, end of year
Number of options	1.9	2.3	2.8
Weighted average exercise price	$19.78	$22.05	$26.18
Exercisable, end of year
Number of options	1.3	1.4	1.9
Weighted average exercise price	$23.78	$29.02	$34.68

The total intrinsic value of options exercised during the years ended December 31, 2011 and 2010 was $1.1 and $0.5, respectively. In 2011 and 2010, the cash received from exercises was $1.1 and $0.9, and the tax benefit was $0.3 and $0.1, respectively. There were no stock options exercised in 2009.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

The following tables summarize certain stock option information at December 31, 2011 (shares and intrinsic value in millions):

Options Fully Vested and/or Expected to Vest*

Range of Exercise Price	Number	Weighted Average Contractual Life	Weighted Average Exercise Price	Intrinsic Value

$8.33 - $27.67	1.2	4.66	$11.99	$0.2
$27.68 - $35.49	0.2	1.00	29.63	—
$35.50 - $46.45	0.5	0.03	36.72	—

	1.9	3.16	$19.78	$0.2

*	Expected forfeitures are immaterial to AWAC and are not reflected in the table above.

Options Fully Vested and Exercisable

Range of Exercise Price	Number	Weighted Average Contractual Life	Weighted Average Exercise Price	Intrinsic Value

$8.33 - $27.67	0.6	3.32	$12.26	$0.1
$27.68 - $35.49	0.2	1.00	29.63	—
$35.50 - $46.45	0.5	0.03	36.72	—

	1.3	1.78	$23.78	$0.1

In addition to stock option awards, the Company has granted restricted share units and performance share awards. Both vest three years from the date of grant. Performance share awards are issued at target, and the final award amount is determined at the end of the performance period.

The following table summarizes the restricted share units and performance share awards (shares in millions):

	Restricted Share Units	Awards	Total	Weighted Average Per Share FMV

Outstanding at January 1, 2011	0.43	0.05	0.48	$16.06
Granted	0.30	0.02	0.32	16.07
Distributed	(0.13)	—	(0.13)	28.76
Forfeited	(0.03)	—	(0.03)	11.14
Transferred in	0.01	—	0.01	13.32
Transferred out	—	—	—	12.18
Performance share adjustment	—	—	—	14.67

Outstanding at December 31, 2011	0.58	0.07	0.65	$13.75

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

At December 31, 2011, there was $0.5 of unrecognized compensation expense related to nonvested stock option grants, and $3.5 of unrecognized compensation expense related to restricted share unit grants. These expenses are expected to be recognized over a weighted average period of 1.9 years. As of December 31, 2011, the following table summarizes the unrecognized compensation expense expected to be recognized in future periods.

Stock-Based Compensation Expense

2012	$2.3
2013	1.4
2014	0.3

$4.0

L. Income Taxes

The components of income (loss) before taxes on income were:

	2011	2010	2009

U.S.	$(26.8)	$(78.5)	$31.9
Foreign	636.1	450.3	64.7

	$609.3	$371.8	$96.6

The provision (benefit) for taxes on income consisted of:

	2011	2010	2009
Current
U.S.	$5.2	$10.0	$(0.3)
Foreign	207.2	212.1	58.4

	212.4	222.1	58.1

Deferred
U.S.	(0.2)	(4.8)	6.7
Foreign	(72.6)	(180.8)	(74.6)

	(72.8)	(185.6)	(67.9)

	$139.6	$36.5	$(9.8)

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

Reconciliation of the U.S. federal statutory rate to AWAC’s effective tax rate follows:

	2011	2010	2009

U.S. federal statutory rate	35.0%	35.0%	35.0%
(Income) loss not taxed to AWAC (pass-through entities)	1.4	6.8	(3.8)
Goodwill amortization benefit	(4.3)	(7.9)	(29.3)
Tax holiday adjustment	—	(13.8)	—
Taxes on foreign income	(5.7)	(10.3)	(11.6)
Adjustments to prior years’ accruals and other	(3.5)	—	(0.4)

Effective tax rate	22.9%	9.8%	(10.1)%

AWAC has unamortized tax-deductible goodwill of $144.8 resulting from intercompany reorganizations. AWAC recognizes the tax benefits associated with this tax-deductible goodwill as it is amortized for local income tax purposes rather than in the period in which the transaction is consummated.

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

The components of net deferred tax assets and liabilities at December 31 follow:

	2011		2010
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets		Deferred Tax Liabilities
Depreciation	$110.2	$256.5	$140.5		$267.6
Employee benefits	189.3	—	143.6		—
Loss provisions	89.9	7.0	78.8		6.4
Tax loss carryforwards	424.4	—	371.3	*	—
Tax credit carryforwards	3.8	—	3.1		—
Deferred income/expense	—	161.0	—		136.1
Other	42.9	147.6	16.5		132.1

	860.5	572.1	753.8		542.2

Valuation allowance	(136.0)	—	(134.6	)*	—

	$724.5	$572.1	$619.2		$542.2

*	These amounts have been revised from the prior year presentation to include amounts previously excluded to reflect them on a “gross” basis. Such amounts were not included in the valuation allowance balances nor in the related gross deferred tax asset balances in the prior year financial statements, but were instead reflected as a reduction of the deferred tax assets, effectively presenting them on a “net” basis. The change to “gross” rather than “net” presentation of these amounts had no impact on reported income tax expense for any period.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

The following table details the expiration periods of the deferred tax assets presented above:

	Expires within 0-10 Years	Expires within 11-20 Years	No Expiration**	Other**	Total

Tax loss carryforwards	$49.6	$118.2	$256.6	$—	$424.4
Tax credit carryforwards	3.8	—	—	—	3.8
Other	—	—	283.9	148.4	432.3
Valuation allowances	(49.6)	(24.2)	(30.0)	(32.2)	(136.0)

	$3.8	$94.0	$510.5	$116.2	$724.5

**	Deferred tax assets with no expiration may still have annual limitations on utilization. Other represents deferred tax assets whose expiration is dependent upon the reversal of the underlying temporary difference. A substantial amount of Other relates to employee benefits that will become deductible for tax purposes over an extended period of time as contributions are made to employee benefit plans and payments are made to retirees.

The total deferred tax asset (net of valuation allowance) is supported by taxable temporary differences that reverse within the carryforward period (approximately 34%), and projections of future taxable income exclusive of reversing temporary differences (approximately 66%).

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. In evaluating the need for a valuation allowance, management considers all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as all available positive and negative evidence. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carryforward period, including from tax planning strategies, and the Company’s experience with similar operations. Existing favorable contracts and the ability to sell product into established markets are additional positive evidence. Negative evidence includes items such as cumulative losses, projections of future losses, or carryforward periods that are not long enough to allow the utilization of the deferred tax asset based on existing projections of income. In certain jurisdictions, deferred tax assets related to cumulative losses exist without a valuation allowance where in management’s judgment the weight of the positive evidence more than offsets the negative evidence of the cumulative losses. Upon changes in facts and circumstances, management may conclude that deferred tax assets for which no valuation allowance is currently recorded may not be realizable in future periods, resulting in a future charge to record a valuation allowance. Existing valuation allowances are re-examined under the same standards of positive and negative evidence. If it is determined that it is more likely than not that a deferred tax asset will be realized, the appropriate amount of the valuation allowance, if any, is released. Deferred tax assets and liabilities are also remeasured to reflect changes in underlying tax rates due to law changes and the granting and lapse of tax holidays.

In December 2011, one of the Company’s subsidiaries in Brazil applied for a tax holiday related to its expanded mining and refining operations. If approved, the tax rate for this subsidiary will decrease significantly, resulting in future cash tax savings over the 10-year holiday period (would be effective as of January 1, 2012). Additionally, the net deferred tax asset of the subsidiary would be remeasured at the lower rate in the period the holiday is approved. This remeasurement would result in a decrease to the net deferred tax asset and a noncash charge to earnings of approximately $60.0 to $90.0.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

The following table details the changes in the valuation allowance at December 31:

	2011	2010

Balance at beginning of year	$134.6	$113.3	*
Increase to allowance	7.3	28.0	*
Release of allowance	(5.9)	(6.7)

Balance at end of year	$136.0	$134.6

*	These amounts have been revised from the prior year presentation to include amounts previously excluded to reflect them on a “gross” basis. Such amounts were not included in the valuation allowance balances nor in the related gross deferred tax asset balances in the prior year financial statements, but were instead reflected as a reduction of the deferred tax assets, effectively presenting them on a “net” basis. The change to “gross” rather than “net” presentation of these amounts had no impact on reported income tax expense for any period.

At December 31, 2011, certain foreign subsidiaries of AWAC have undistributed net earnings. Management has no plans to distribute such earnings in the foreseeable future. If distributed, such earnings would only be taxable to the members of the LLCs, which hold the investments in the foreign subsidiaries. As such, no deferred tax related to the undistributed earnings needs to be provided in AWAC’s combined financial statements. See Note A for additional information.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

The fair values of outstanding derivative contracts recorded as assets in the accompanying combined balance sheet were as follows:

	Balance Sheet Location	2011	2010

Asset Derivatives
Derivatives designated as hedging instruments
Energy contracts	Other assets	$2.0	$9.0
Derivatives not designated as hedging instruments
Aluminum contracts	Prepaid expenses
	and other current assets	0.8	0.4
Aluminum contracts	Other assets	5.0	0.4

Total asset derivatives		$7.8	$9.8

The following table shows the net fair values of outstanding derivative contracts at December 31, 2011 and the effect on these amounts of a hypothetical change (increase or decrease of 10%) in the market prices or rates that existed at December 31, 2011:

	Fair Value	Index +/- 10%

Aluminum contracts	$5.8	$2.0
Energy contracts	2.0	374.8

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

For certain derivative contracts whose fair value is based upon trades in liquid markets, such as aluminum options, valuation model inputs can generally be verified and valuation techniques do not involve significant management judgment. The fair value of such financial instruments are generally classified within Level 2 of the fair value hierarchy.

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

The following table presents AWAC’s derivative contract assets that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy (there were no transfers in or out of Levels 1 and 2 during the periods presented):

	2011	2010

Assets
Level 1	$—	$—
Level 2	0.8	0.8
Level 3	7.0	9.0

	$7.8	$9.8

Financial instruments classified as Level 3 in the fair value hierarchy represent derivative contracts in which management has used at least one significant unobservable input in the valuation model. The following table presents a reconciliation of activity for such derivative contracts on a net basis:

	2011	2010

Balance at beginning of period	$9.0	$—
Total gains (losses) (realized and unrealized) included in
Sales	—	—
Cost of goods sold	—	—
Other (income) expense, net	0.2	—
Other comprehensive income	(7.0)	9.0
Purchases, sales, issuances and settlements	4.8	—
Transfers in and (or) out of Level 3	—	—

Balance at end of period	$7.0	$9.0

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

	2011	2010

Total gains (losses) included in earnings attributable to change in unrealized gains (losses) relating to derivative the contracts held at December 31, 2011
Sales	$—	$—
Cost of goods sold	—	—
Other (income) expense, net	0.2	—

As reflected in the table above, the net unrealized gain on derivative contracts using Level 3 valuation techniques was $7.0 as of December 31, 2011.

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

In 2011, Alcoa entered into a six year natural gas supply contract, which has an LME-linked ceiling. This contract is valued using probabilities of future LME aluminum prices and the prices of Brent crude oil (priced on Platts), including the interrelationships between the two commodities subject to the ceiling. At inception, this contract had a fair value of $4.8. Unrealized gains and losses from this contract were included in other (income) expense, net on the accompanying combined statements of income, while realized gains and losses will be included in cost of goods sold on the accompanying combined statements of income as gas purchases are made under the contract.

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

	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion)			Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)*			Location of Gain or (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing	Amount of Gain or (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)**
	Year Ended December 31,				Year Ended December 31,				Year Ended December 31,
Derivatives in cash flow hedging relationships	2011	2010	2009		2011	2010	2009		2011	2010	2009

Aluminum contract	$—	$15.0	$(44.6)	Sales	$—	$(28.6)	$0.2	Other (income) expense, net	$—	$—	$—
Energy contracts	(4.1)	(12.2)	4.0	Cost of Goods sold	—	(14.4)	—	Other (income) expense, net	—	—	—
Foreign exchange contracts	—	(1.5)	(3.0)	Sales	—	(8.6)	—	Other (income) expense, net	—	—	—
Interest rate contracts***	(9.8)	(0.4)	(6.8)	Other (income) expense, net	(1.4)	—	—	Other (income) expense, net	—	—	—

	$(13.9)	$0.9	$(50.4)		$(1.4)	$(51.6)	$0.2		$—	$—	$—

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

*	Assuming market rates remain constant with the rates at December 31, 2011, a gain of $3.0 is expected to be recognized in earnings over the next 12 months.
**	For the year ended December 31, 2011, 2010, and 2009, there were no amounts of gain or (loss) recognized in income related to the ineffective portion of the hedging relationships or excluded from the assessment of hedge effectiveness.
***	Alcoa invests in an equity method investment which holds interest rate swaps which are designated as cash flow hedges.

Aluminum and Energy

Alcoa anticipates the continued requirement to purchase aluminum and other commodities, such as natural gas for its operations. Alcoa enters into futures and forward contracts to reduce volatility in the price of these commodities.

Interest Rates

There were no cash flow hedges of interest rate exposures held directly by AWAC which were outstanding as of December 31, 2011, 2010, and 2009.

Foreign Exchange

Alcoa is subject to exposure from fluctuations in foreign currency exchange rates. These contracts may be used from time to time to hedge the variability in cash flows from the forecasted payment or receipt of currencies other than the functional currency. These contracts covered periods consistent with known or expected exposures through 2011.

AWAC had the following outstanding forward contracts that were entered into to hedge forecasted transactions at December 31, 2011 and 2010:

	2011	2010

Energy contracts
Electricity (megawatt hours)	100,578,295	100,578,295

Other

AWAC has an LME-based embedded derivative in a supply contract. AWAC has not qualified this contract for hedge accounting. The value of this embedded derivative is $0.8 at December 31, 2011 and 2010. All gains or losses are recorded in other (income) expense, net. The supply contract expires in December 2012.

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

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

The carrying values and fair values of AWAC’s financial instruments at December 31 follow:

	2011		2010
	Carrying Value	Fair Value	Carrying Value	Fair Value

Cash and cash equivalents	$204.0	$204.0	$331.6	$331.6
Notes receivable	82.9	82.9	120.0	120.0
Short-term borrowings	38.5	38.5	253.9	253.9

The methods used to estimate the fair value of certain financial instruments follow:

Cash and Cash Equivalents and Short-Term Borrowings

The carrying amount approximates fair value because of the short maturity of the instruments.

Notes Receivable

The fair value of notes receivable is based on anticipated cash flows which approximates carrying value.

N. Cash Flow Information

Cash payments for interest and taxes follow:

	2011	2010	2009

Interest	$4.2	$12.7	$9.6
Income taxes	237.7	106.9	138.7

O. Contingencies and Commitments

Contingencies

Litigation

On February 27, 2008, Alcoa Inc. received notice that Aluminium Bahrain B.S.C. (Alba) had filed suit against Alcoa Inc. and Alcoa World Alumina LLC (collectively, “Alcoa”), and others, in the U.S. District Court for the Western District of Pennsylvania (the “Court”), Civil Action number 08-299, styled Aluminium Bahrain B.S.C. v. Alcoa Inc., Alcoa World Alumina LLC, William Rice, and Victor Phillip Dandaleh. The complaint alleges that certain Alcoa entities and their agents, including Victor Phillip Dandaleh, have engaged in a conspiracy over a period of 15 years to defraud Alba. The complaint further alleges that Alcoa and its employees or agents (1) illegally bribed officials of the government of Bahrain and (or) officers of Alba in order to force Alba to purchase alumina at excessively high prices, (2) illegally bribed officials of the government of Bahrain and (or) officers of Alba and issued threats in order to pressure Alba to enter into an agreement by which Alcoa would purchase an equity interest in Alba, and (3) assigned portions of existing supply contracts between Alcoa and Alba for the sole purpose of facilitating alleged bribes and unlawful commissions. The complaint alleges that Alcoa and the other defendants violated the Racketeer Influenced and Corrupt Organizations Act (RICO) and committed fraud. Alba’s complaint seeks compensatory, consequential, exemplary, and punitive damages, rescission of the 2005 alumina supply contract, and attorneys’ fees and costs. Alba seeks treble damages with respect to its RICO claims.

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

In response to a motion filed by the DOJ on March 27, 2008, the Court ordered the suit filed by Alba to be administratively closed and that all discovery be stayed to allow the DOJ to fully conduct an investigation without the interference and distraction of ongoing civil litigation. The Court further ordered that the case will be reopened at the close of the DOJ’s investigation. On November 8, 2011, at Alcoa’s request, the Court removed the case from administrative stay and ordered Alba to file an Amended Complaint by November 28, 2011 and a RICO case statement 30 days thereafter for the limited purpose of allowing Alcoa to move to dismiss Alba’s lawsuit. Pursuant to the November 8, 2011 order, briefing on the motion to dismiss is to be completed by March 2012. Separately, the DOJ’s and SEC’s investigations are ongoing. While Alcoa has been engaged in dialogue with both the DOJ and SEC, it is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss with regard to any of the governmental or private party matters discussed above, but such losses may be material in a particular period to Alcoa’s or AWAC’s results of operations.

On April 23, 2004, St. Croix Renaissance Group, L.L.L.P. (SCRG), Brownfield Recovery Corp., and Energy Answers Corporation of Puerto Rico (collectively referred to as “Plaintiffs”) filed a suit against St. Croix Alumina L.L.C. and Alcoa World Alumina, LLC (collectively referred to as “Alcoa”) in the Territorial Court of the Virgin Islands, Division of St. Croix for claims related to the sale of Alcoa’s former St. Croix alumina refinery to Plaintiffs. Alcoa thereafter removed the case to federal court and after a several, year period of discovery and motion practice, a jury trial on the matter took place in St. Croix from January 11, 2011 to January 20, 2011. The jury returned a verdict in favor of Plaintiffs and awarded damages as described: on a claim of breaches of warranty, the jury awarded $13.0; on the same claim, the jury awarded punitive damages in the amount of $6.0; and on a negligence claim for property damage, the jury awarded $10.0. Plaintiffs filed a motion seeking pre-judgment interest on the jury award. On February 17, 2011, Alcoa filed post-trial motions seeking judgment notwithstanding the verdict or, in the alternative, a new trial. On May 31, 2011, the court granted Alcoa’s motion for judgment regarding Plaintiffs’ $10.0 negligence award and denied the remainder of Alcoa’s motions. Additionally, the court awarded Plaintiffs pre judgment interest of $2.0 on the breach of warranty award. As a result of the court’s post-trial decisions, Alcoa recorded a charge of $20.3 in 2011 (See Note Q). On June 14, 2011, Alcoa filed a notice of appeal with the U.S. Court of Appeals for the Third Circuit regarding Alcoa’s denied post-trial motions. On June 22, 2011, SCRG filed a notice of cross appeal with the Third Circuit Court related to certain pre-trial decisions of the court and of the court’s post-trial ruling on the negligence claim. The Third Circuit Court referred this matter to mediation as is its standard practice in appeals. On July 12, 2011, mediation was conducted but was unsuccessful. The parties committed to continue the dialogue in an effort to reach a resolution and such discussions are ongoing.

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

Other

In addition to the matters discussed above, various other lawsuits, claims, and proceedings have been or may be instituted or asserted against AWAC, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that AWAC’s liquidity or results of operations in a particular period could be materially affected by certain contingencies. However, based on facts currently available, management believes that the disposition of matters that are pending or asserted will not have a material adverse effect, individually or in the aggregate, on the combined financial position of AWAC.

Pursuant to the terms of the Formation Agreement, Alcoa and Alumina Limited have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement) as well as for certain other preformation liabilities, such as existing environmental conditions, to the extent of their preformation ownership of the company or asset with which the liability is associated.

Commitments

In October 2004, AWAC agreed to acquire a 20% interest in a consortium formed to acquire the Dampier to Bunbury Natural Gas Pipeline (“DBNGP”) in Western Australia in exchange for an initial cash investment of $17.0. The investment in the DBNGP which is classified as an equity investment, was made in order to secure a competitively priced long-term supply of natural gas to Alcoa’s refineries in Western Australia. This investment was classified as an equity investment. AWAC has made additional contributions of $140.8, including $16.1, $8.8 and $30.9 in 2011, 2010 and 2009, respectively, for its share of the pipeline capacity expansion and other operational purposes of the consortium. No further expansion of the pipeline’s capacity is planned at this time. In late 2011, the consortium initiated a three-year equity call plan to improve its capital structure. This plan requires AWAC to contribute $40.0, of which $5.3 was made in 2011. In addition to its equity ownership, AWAC has an agreement to purchase gas transmission services from the DBNGP. At December 31, 2011, AWAC has recorded a noncurrent asset of $345.6 representing prepayments made under an agreement for future gas transmission services. AWAC’s maximum exposure to loss on the investment and related contract is approximately $510.0 as of December 31, 2011.

In connection with the sale of Alcoa Specialty Chemicals (“ASC”), in 2004 AWAC entered into a 20 year agreement to supply ASC with approximately 488,000 tons of alumina feedstock annually. The first five years of the contract provide for a fixed price with adjustments in pricing to the extent certain AWAC costs fluctuate outside of agreed upon thresholds. In years six through ten pricing is tied to an industry-accepted index, and in the final ten years the pricing is to be negotiated.

AWAC has entered into other purchase commitments for energy, raw materials, freight and other goods and services which total $1,692.8 in 2012, $1,362.4 in 2013, $1,331.8 in 2014, $1,206.8 in 2015, $1,207.5 in 2016 and $4,346.2 thereafter.

AWAC has outstanding letters of credit primarily related to environmental and leasing activities. The total amount committed under these letters of credit, which expire at various dates, mostly in 2012, was $17.3 at December 31, 2011. AWAC also has outstanding bank guarantees related to legal, customs duties, environmental, and leasing obligations, among others. The total amount committed under these guarantees, which expire at various dates, was $137.4 at December 31, 2011.

AWAC has outstanding surety bonds primarily related to customs duties. The total amount committed under these bonds, which automatically renew or expire at various dates, mostly in 2012, was $0.8 at December 31, 2011.

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

AWAC’s remediation reserve balance at the end of 2011 and 2010 was $10.9 and $10.9, respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. Of the $10.9 reserve at December 31, 2011, $2.0 is classified as current on the combined balance sheet.

Q. Restructuring and Other Charges

Restructuring and other charges were $52.9, $13.2 and $13.1 during 2011, 2010 and 2009, respectively. In 2011, $20.3 was recorded for the St. Croix remediation settlement (Note O), $14.1 was recorded as an asset impairment for the permanent shut down of an Australian spent pot lining processing facility, and $18.5 was recorded for severance charges, primarily related to Australia actions. In 2010, $7.6 was recorded as an asset impairment charge for the Point Comfort assets related to the closure of the aluminum fluoride plant, along with additional charges of $2.6 for asset retirement obligations and contract termination charges. Also in 2010, unrelated to Point Comfort, there were severance charges of $4.0 and an environmental reserve reversal of ($1.0). In 2009, severance charges of $13.1 were recorded, with approximately $8.0 in Australia, approximately $4.0 within the Combined LLCs, and the remaining $1.1 in AWA Brazil.

Employee Termination and Severance Costs

Reserve balance at January 1, 2009	$8.7
Cash payments	(13.8)
Restructuring charges	13.1
Ongoing early retirement and other	0.4

Reserve balance at December 31, 2009	$8.4

Cash payments	(8.6)
Restructuring charges	13.2
Impairment charges	(7.6)
Other	1.5

Reserve balance at December 31, 2010	$6.9

Cash payments	(16.6)
Restructuring charges	52.9
Impairment charges	(14.1)
St. Croix remediation settlement	(20.3)
Other	0.2

Reserve balance at December 31, 2011	$9.0

Alcoa World Alumina and Chemicals

Notes to Combined Financial Statements—(Continued)

(U.S. dollars in millions)

R. Acquisitions

In July 2009, AWA LLC acquired a BHP Billiton (BHP) subsidiary that holds interests in four bauxite mines and one refining facility in the Republic of Suriname. These interests were part of joint ventures between AWA LLC’s wholly-owned subsidiary in Suriname (Suriname Aluminum Company LLC (Suralco)) and BHP’s subsidiary in which Suralco held a 55% stake and BHP’s subsidiary held a 45% stake. This acquisition strengthens AWAC’s presence in Suriname and supports its overall growth strategy. In this transaction, in exchange for relinquishing BHP of any further obligations, liabilities, and responsibilities related to the joint ventures (certain of which could result in the recognition of charges in future periods), AWA LLC received direct ownership of the BHP subsidiary. Prior to the completion of this transaction, Suralco accounted for its 55% interest in the Suriname operations on the proportional consolidation method. The assets and liabilities of the former BHP subsidiary were included in AWAC beginning July 31, 2009 and 100% of the results of the Suriname operations were reflected in AWAC starting on August 1, 2009. AWAC recorded a gain of $101.7, which was reflected in other (income), net on the accompanying combined statement of income. At the time this transaction was completed, the BHP subsidiary had $97.4 in cash, which was reflected in the accompanying combined statement of cash flows as a cash inflow on the acquisitions line.

S. Other (Income) Expense, Net

	2011	2010	2009

Interest income	$(5.2)	$(5.1)	$(9.8)
Equity income	(25.1)	(9.9)	(7.9)
Gain on sale of assets (Hotham Farm)	(42.9)	—	—
Gain from acquisition of assets (Suriname)	—	—	(101.7)
Foreign currency (gains) losses, net	13.2	13.7	(60.3)
Other, net	0.9	(2.0)	3.8

	$(59.1)	$(3.3)	$(175.9)

In 2011, equity income included higher earnings of $24.0 from the DBNGP investment in Australia due to the recognition of a discrete income tax benefit by the consortium.

T. Subsequent Events

Management evaluated all activity of AWAC through February 28, 2012 and concluded that no subsequent events have occurred that would require recognition in the combined financial statements or disclosure in the notes to the combined financial statements.