Form 20-F
period 2012-12-31
ALUMINA LTD
filed 2013-04-12
CIK 857071

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

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

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2012.

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

“Bdmt” means Bone Dry Metric Tons.

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

“Foreign Currency Hedge” means a contract which hedges the foreign exchange exposure of:

•	an unrecognized firm commitment (fair value hedge);

•	an available for sale security (fair value hedge);

•	a forecast transaction (cash flow hedge); or

•	a net investment in a foreign operation.

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

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standard Boards (IASB).

“LME” means the London Metal Exchange.

“Nameplate capacity” means full-load design capacity such as a refinery or mine.

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

A. Selected Financial Data

The selected financial data appearing below as at December 31, 2012, 2011, 2010, 2009 and 2008 and for the fiscal years ended December 31, 2012, 2011, 2010, 2009 and 2008 are set forth in US dollars (except as otherwise indicated), and are extracted from the audited Consolidated Financial Statements of Alumina Limited (the “Company”, “Alumina Limited” or “Alumina”, which, unless the context otherwise requires, includes Alumina Limited and its subsidiaries).

Equity accounting is used where the consolidated entity exercises significant influence, but not control, over an investee company (the associate). Under this method, the consolidated entity’s share of the post-acquisition profits or losses of associates is recognized in the consolidated statement of financial performance, and its share of post-acquisition movements in reserves is recognized in consolidated reserves. The cumulative post acquisition movements are adjusted against the cost of the investment. Alumina’s Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The financial statements of Alcoa World Alumina and Chemicals (“AWAC”), of which Alumina owns 40% of the assets, are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

KEY INFORMATION

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the Notes thereto.

SELECTED FINANCIAL DATA UNDER IFRS

	Year Ended December 31, 2012	Year Ended December 31, 2011		Year Ended December 31, 2010		Year Ended December 31, 2009	Year Ended December 31, 2008
		(US$ million except where indicated)
Net Sales Revenue from Continuing Operations	—	—		—		—	—

Net (Loss)/income from Continuing Operations	(62.1)	126.6		34.6		(23.7)	119.2

Net (Loss)/income	(62.1)	126.6		34.6		(23.7)	119.2

Net (Loss)/income from Operations per Ordinary Share	Negative (0.03)	0.05		0.01		Negative (0.01)	0.08

Income from Continuing Operations per Ordinary Share (3)	Negative (0.03)	0.05		0.01		Negative (0.01)	0.08

Diluted Net Income per Ordinary Share (4)	Negative (0.03)	0.05		0.01		Negative (0.01)	0.08

Cash Dividends paid per Ordinary Share (1)

(A$/share)	0.03 (2)	0.07	(2)	0.04	(2)	Nil	0.12

(US$/share)	0.03	0.07		0.04		Nil	0.08	(2)

	At December 31, 2012	At December 31, 2011		At December 31, 2010		At December 31, 2009	At December 31, 2008
	(US$ million except where indicated)
Total assets	3,311.4	3,350.4		3,542.5		3,504.2	2,701.0
Long-term obligations	623.1	438.2		246.6		578.2	476.1
Net assets	2,628.5	2,854.0		3,071.5		2,918.3	1,934.9

Shareholders’ equity	2,628.5	2,854.0		3,071.5		2,918.3	1,934.9

Capital stock	2,154.1	2,154.1		2,154.1		2,154.1	1,000.8

	Millions of shares
Number of shares outstanding	2,440.2	2,440.2		2,440.2		2,440.2	1,459.9

(1)	Fully franked. See “Dividends” in Item 8A.
(2)	These conversions were made using exchange rates applicable at the dates of the dividend payments.
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

KEY INFORMATION

Exchange Rates

Alumina published its consolidated financial statements in Australian dollars (“A$” or “$”) until December 2009. With the commissioning of production at the Juruti mine and the Alumar refinery in Brazil completed, Alumina Limited reached the end of the investment program in Brazil. Greater production and cash flows to shareholders are expected from these assets in the future. Most dividends are also received in US dollars. The Board recognised that this changed the balance of factors that are assessed to determine Alumina’s functional currency and determined that Alumina Limited’s functional currency will changed to US dollars effective for the reporting period December 31, 2010.

Following the change in functional currency, Alumina Limited elected to change its presentation currency from Australian dollars to US dollars from January 1, 2010. The change in presentation currency represents a voluntary change in accounting policy, which has been applied retrospectively.

To give effect to the change in functional and presentation currency, the assets, liabilities, contributed equity, reserves and retained earnings of entities with an Australian dollar functional currency as at December 31, 2009, were converted to US dollars at period end exchange rates of AUD/USD 0.8972, and AUD/USD 0.6928 as at December 31, 2008. Revenue and expenses were converted at an average rate of AUD/USD 0.7123 for the six months ending June 30, 2009 and AUD/USD 0.8711 for the six months ending December 31, 2009 and AUD/USD 0.8519 for the 12 months ending December 31, 2008.

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

The aluminium industry generally is highly cyclical. AWAC is subject to cyclical fluctuations in global economic conditions and aluminium end-use markets. Demand for AWAC’s products is sensitive to these fluctuations. While Alumina believes that the long-term prospects for demand for aluminium and alumina remain positive, Alumina is unable to predict the future course of industry variables or the strength, pace or sustainability of the economic recovery and the effects of government intervention. Another major economic downturn, a prolonged recovery period, or disruptions in the financial markets could have a material, adverse effect on AWAC’s and Alumina’s business or financial condition or results of operations.

Market-driven balancing of global aluminium supply and demand may be disrupted by non-market forces or other impediments to production closures.

In response to market-driven factors relating to the global supply and demand of aluminium, aluminium producers have varied portions of their aluminium production. However, the existence of non-market forces on global aluminium industry capacity, such as political pressures in certain countries to keep jobs or to maintain or further develop industry self-sufficiency, may prevent or delay the closure or curtailment of certain producers’ smelters, irrespective of their position on the industry cost curve. Other production cuts may be impeded by long-term contracts to buy power or raw materials. If industry overcapacity persists due to the disruption by such non-market forces on the market-driven balancing of the global supply and demand of aluminium, this may result in a weak pricing environment and margin compression for aluminium producers, including AWAC. Any such cuts in aluminium production are likely to impact on demand for and production of alumina and this is likely to adversely affect AWAC, such as in reduced sales volumes or lower price received. In addition, there are significant volumes of aluminium stocks stored in warehouses. If a portion of these stocks were to be released onto the market, that may have a material effect on the aluminium price.

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

The price of aluminium is frequently volatile and changes in response to general economic conditions, expectations for supply and demand growth or contraction, and the level of global inventories. The influence of hedge funds and other financial institutions participating in commodity markets has also increased in recent years, contributing to higher levels of price volatility. Continued high LME inventories could lead to a reduction in the price of aluminium. A sustained weak aluminium pricing environment or deterioration in aluminium prices could have a material, adverse effect on AWAC’s business, financial condition, results of operations or cash flow. The development of new alumina refineries and aluminium smelters, and increased production by new or existing alumina and aluminium producers may create oversupply or overcapacity, which could reduce future prices of alumina, alumina-based chemicals and aluminium, thereby adversely affecting AWAC’s, and also Alumina Limited’s, profitability.

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

KEY INFORMATION

forward LME prices, are higher than at the commencement of that period, a charge against income would result. Conversely, a fall in those aluminium prices would result in a credit to income for the period. Those effects on AWAC income would have a corresponding proportional negative or positive impact on Alumina Limited’s income for the period.

In 2010, AWAC indicated it would seek to price its new third party alumina contracts on a basis using alumina indices for 2011 rather than a percentage of the LME-based aluminium price. AWAC based all new contracts entered in the second half of 2010 on the alumina price indices. These contracts are for delivery in 2011 and beyond. AWAC believes that this change, which was approximately 40% of third party smelter grade alumina shipments by the end of 2012 and is expected to increase substantially over a number of years as annual contracts expire, will more fairly reflect the fundamentals of alumina. There can be no assurance that such index pricing ultimately will be accepted as future LME-linked sales contracts expire or that such index pricing will result in consistently greater profitability from sales of alumina.

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

AofA accounts for approximately 60% of AWAC’s production. While a significant proportion of AofA’s costs are incurred in Australian dollars, sales are denominated in US dollars. AWAC’s future profitability (and therefore that of Alumina Limited) has been and may continue to be adversely affected by a strengthening of the Australian dollar against the US dollar. AWAC’s profitability and financial position may also be adversely affected by a weakening of the US dollar against other currencies in which operating or capital costs are incurred by AWAC’s refineries outside Australia.

An increase in the cost of key inputs could reduce Alumina’s profitability.

Changes in AWAC’s costs have a major impact on Alumina Limited’s profitability. AWAC’s mining, refining and smelting operations are subject to conditions beyond its control that can delay deliveries or increase costs for varying lengths of time. These conditions include increases in the cost of key inputs including increases in the cost of raw materials (including energy, caustic soda, bauxite and carbon products, labor and freight) and the non-availability of key inputs.

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

AWAC may not be able to offset fully the effects of higher raw material costs or energy costs through price increases, productivity improvements or cost reduction programs. Similarly, AWAC’s operating results are affected by significant lag effects for declines in key costs of production that are commodity or LME-linked. For example, declines in LME-linked costs of alumina and power during a particular period may not be adequate to offset sharp declines in metal price in that period. In recent years, increases in the alumina price have not kept pace with increases in costs of alumina production, with the result that there has been a reduced margin in alumina refining. There is a risk that in the future such index pricing will not be accepted and, despite the changes in methods of alumina pricing that cost increases will not be adequately covered by a correspondingly higher alumina price.

KEY INFORMATION

Other events could increase AWAC’s production costs or decrease its production and therefore reduce Alumina’s profitability.

In addition to any increase in the cost of AWAC’s key inputs discussed previously, certain events which may be beyond AWAC’s or Alumina’s control can decrease production, delay deliveries or increase costs for varying lengths of time. These include weather and natural disasters, fires or explosions at facilities, unexpected maintenance or technical problems, key equipment failures, disruptions to or other problems with infrastructure, war or terrorist activities and variations in geological conditions. In addition, industrial disruptions, loss of key staff, work stoppages, refurbishments and accidents at operations can result in production losses and delays in the delivery of product, which may adversely affect profitability. In 2009, a fire at the Varanus Island gas processing facility in Western Australia significantly affected gas supply to AofA’s alumina refineries.

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

There can be no assurance that any rating assigned will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by a rating agency, if, in that rating agency’s judgment, circumstances so warrant. Maintaining an investment-grade credit rating is an important element of Alumina’s financial strategy. A downgrade of Alumina’s credit ratings could adversely affect the market price of its securities, adversely affect existing financing, limit access to the capital or credit markets or otherwise adversely affect the availability of other new financing on favorable terms, if at all, result in more restrictive covenants in agreements governing the terms of any future indebtedness that Alumina incurs, increase the cost of borrowing, or impair its financial condition. In addition, Alumina Limited’s primary assets consist of its interests in the various companies that make up AWAC. Although Alumina does not hold itself out as, or carry out its operations as, an “investment company” as contemplated under the Investment Company Act of 1940, as amended (the “Investment Company Act”), uncertainty exists as to whether its interests in AWAC would be considered to be investment securities under the Investment Company Act. If the AWAC interests are determined to be investment securities, Alumina Limited may be determined to be an “investment company” as defined in the Investment Company Act. As a non-U.S. operating company, it is not practical or feasible for Alumina Limited to register as an “investment company” under the Investment Company Act. While the uncertainty regarding its status continues, Alumina Limited is constrained in its ability to conduct capital raising activities in the U.S. capital markets as it is unable to register as an investment company under the Investment Company Act.

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

KEY INFORMATION

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

Energy is a significant input in a number of AWAC’s operations. AWAC uses electricity in its operations and is an emitter of greenhouse gases. There is growing recognition that consumption of energy derived from fossil fuels is a contributor to global warming.

A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory change in response to the potential impacts of climate change.

The Australian Government has introduced legislation for its carbon pricing scheme. The scheme operates in two phases: a fixed (but increasing) carbon permit price that commenced on July 1, 2012 to be followed by a floating price phase from July 1, 2015. The scheme is to cover emissions from the stationary energy, industrial processing, mining and waste sectors. Entities that have operational control of a facility that emits more than 25,000t CO2-e per annum in greenhouse gas emissions from activities covered by the scheme will be required to surrender carbon permits to cover those emissions. Emissions-intensive trade-exposed industries and coal-fired power generators will be eligible to receive assistance, primarily in the form of free carbon permits, under arrangements that are broadly similar to those that would have applied under the former Carbon Pollution Reduction Scheme. Contractual arrangements will govern the electricity and domestic gas pass-through of carbon costs for indirect emissions. Aluminium smelting and alumina refining initially receive a free allocation of permits for 94.5% of average industry emissions, per tonne of production. These allocations are based on the tonnes produced at an average emissions intensity. Allocation will reduce at a rate of 1.3% per annum with a floor at 90% if a sector can demonstrate that less than 70% of its competitors have introduced comparable carbon constraints. The fixed price phase starts at A$23.00 per tonne CO2-e and increases to $24.15 in year 2 and $25.40 in year 3 (based on a 2.5% rise with 2.5% inflation). From July 1, 2015 there will be an emissions trading scheme based on a national emissions cap for the first five years to be announced in 2014. Banking of surplus permits will be allowed and 50% of an entity’s obligation may be met through international credits/permits.

KEY INFORMATION

In the 2011/2012 year, AWAC in Australia produced 7.2 million tonnes of emissions from smelting (0.6 million tonnes from direct and 6.6 million tonnes from indirect sources) and 5.0 million tonnes of emissions from mining and refining (4.3 million tonnes from direct and 0.7 million tonnes from indirect sources). Further details are available on Alumina Limited’s website.

Other current and emerging legislation (such as existing and potential carbon trading schemes and the Australian and other mandatory renewable energy target scheme and expanded scheme) may also affect energy prices and costs. These regulatory mechanisms may be either voluntary or legislated. The Australian Renewable Energy Target (RET) legislation requires that purchasers of wholesale electricity (liable entities) source a defined percentage of their power from renewable sources and, where this is impractical, pay either a shortfall charge or purchase Renewable Energy Certificates (RECs) from renewable generators or the market place. Liable entities will typically pass these additional costs onto their electricity customers, such as AWAC. The RET includes some provisions for exemption for energy-intensive trade-exposed industries which will reduce RET-related costs.

Inconsistency of regulations may also change the attractiveness of the locations of some of AWAC’s assets. It is difficult to assess the potential impact of future climate change regulation given the wide scope of potential regulatory change in countries in which Alumina and AWAC operate.

AWAC will likely see changes in the margins of greenhouse gas-intensive assets and energy-intensive assets as a result of regulatory impacts in the countries in which the Company operates. These regulatory mechanisms may be either voluntary or legislated and may impact AWAC’s operations directly or indirectly through customers or AWAC’s supply chain.

AWAC may realise increased capital expenditures resulting from required compliance with revised or new legislation or regulations, costs to purchase or profits from sales of, allowances or credits under a “cap and trade” system, increased insurance premiums and deductibles as new actuarial tables are developed to reshape coverage, a change in competitive position relative to industry peers and changes to profit or loss arising from increased or decreased demand for goods produced by the Company and indirectly, from changes in costs of goods sold.

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

Governments extensively regulate AWAC’s mining and processing operations. National, state and local authorities in Australia and other countries in which AWAC operates regulate the mining industry with respect to matters such as employee health and safety, permitting and licensing requirements and environmental compliance, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, and the effects that mining has on groundwater quality and availability. Numerous governmental permits and approvals and leases are required for AWAC’s mining and processing operations. Some governmental operating licences expire on a short term basis and renewals must be regularly sought. AWAC is required to prepare and present to national, state or local authorities, data pertaining to the effect or impact that any proposed exploration or production activities may have upon the environment. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration, expansion or production operations. Failure to comply with the laws regulating AWAC’s businesses may result in sanctions such as fines or orders requiring positive action by AWAC which may involve capital expenditure or the removal of licences and/or the curtailment of operations. This relates particularly to environmental regulations.

The costs of complying with such laws and regulations, including participation in assessments and clean-ups of sites, as well as internal voluntary programs, are significant and will continue to be so for the foreseeable future. Environmental laws may impose cleanup liability on owners and occupiers of contaminated property, including past or divested properties, regardless of whether the owners and occupiers caused the contamination or whether the activity that caused the contamination was lawful at the time it was conducted. Environmental matters for which AWAC may be liable may arise in the future at its present sites, where no problem is currently known, at previously owned sites, sites previously operated by AWAC, sites owned by its predecessors or sites that AWAC may acquire in the future. Alumina’s results of operations or liquidity in a particular period could be affected by certain health, safety or environmental matters, including remediation costs and damages related to certain sites. Additionally, evolving regulatory standards and expectations can result in increased litigation and/or increased costs, all of which can have a material and adverse effect on earnings and cash flows.

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

KEY INFORMATION

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

With respect to the Paranam refinery in Suriname, at current rates of production it is likely that all Suriname current bauxite deposits will be exhausted within the next several years. AWAC is actively exploring and evaluating alternate sources of bauxite, including deposits from Suralco’s concession in Suriname.

There are numerous uncertainties inherent in estimating ore reserves, including subjective judgements and determinations that are based on available geological, technical, legal and economic information. Previously valid assumptions may change significantly with new information, which may result in changes to the economic viability of some reserves and the need for them to be restated.

Political and economic risks exist in some of the countries in which AWAC operates.

AWAC operates in a number of countries, some of which have a relatively high level of political, commercial and economic risk. Political activities in these countries may be destabilising and disruptive to AWAC’s operations. Risks include those associated with political instability, civil unrest, expropriation, nationalisation, renegotiation or nullification of existing agreements, mining lease and permits, restrictions on repatriation of earnings or capital and changes in local laws, regulations or policies. The impact of any such disruption could range from a minor increase in operating costs or taxes to a material adverse impact, such as the closure of an operation. Risks relating to bribery and corruption may also be prevalent in some of the countries in which AWAC operates.

The future trading price of shares is subject to uncertainty

Investors should be aware that there are risks associated with any share or ADR investment. The value of shares or ADRs may rise above or fall depending on the financial condition and operating performance of Alumina or AWAC. Further, the price at which shares or ADRs trade may be affected by a number of factors unrelated to the

KEY INFORMATION

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

The AWAC Agreements provide that AWAC is the exclusive vehicle for the pursuit of Alumina’s and Alcoa’s interests in the bauxite, alumina and inorganic industrial (alumina-based) chemicals businesses included within the scope of AWAC. Neither party may compete, within that scope, with AWAC so long as it maintains an ownership interest in AWAC.

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

AWAC’s non-controlled assets may not comply with its standards

Some of AWAC’s assets are controlled and managed by its partners or by other companies. Management of non-controlled assets may not comply with its management and operating standards, controls and procedures. Failure to adopt equivalent standards, controls and procedures at these assets could lead to higher costs and reduced production and adversely impact results and reputation.

AWAC may be exposed to significant legal proceedings, investigations or changes in U.S. federal, state or foreign law, regulation or policy.

AWAC’s results of operations or liquidity in a particular period could be affected by new or increasingly stringent laws, regulatory requirements or interpretations, or outcomes of significant legal proceedings or investigations adverse to AWAC. This may include a change in effective tax rates or become subject to unexpected or rising costs associated with business operations or provision of health or welfare benefits to employees due to changes in laws, regulations or policies. AWAC is also subject to a variety of legal compliance risks. These risks include, among other things, potential claims relating to product liability, health and safety, environmental matters, intellectual property rights, government contracts, taxes, and compliance with U.S. and foreign export laws, anti-bribery laws, competition laws and sales and trading practices. AWAC could be subject to fines, penalties, damages (in certain cases, treble damages), or suspension or debarment from government contracts. While AWAC believes it has adopted appropriate risk management and compliance programs to address and reduce these risks, the global and diverse nature of its operations means that these risks will continue to exist and additional legal proceedings and contingencies may arise from time to time. In addition, various factors or developments can lead AWAC to change current estimates of liabilities or make such estimates for matters previously not susceptible of reasonable estimates, such as a significant judicial ruling or judgment, a significant settlement, significant regulatory developments or changes in applicable law. A future adverse ruling or settlement or unfavorable changes in laws, regulations or policies, or other contingencies that AWAC cannot predict with certainty could have a material adverse effect on AWAC’s results of operations or cash flows in a particular period. See Item 8A “Legal Proceedings – AWAC Litigation.

Alumina Limited’s reported results could be adversely affected by the impairment of assets and goodwill

Alumina Limited may be required to record impairment charges as a result of adverse developments in the recoverable values of its assets (including goodwill recorded by AWAC). Significant assumptions in the determination of recoverable value include, but are not limited to: pricing of the Group’s commodities and products, reserves and mineralised material, discount and exchange rates, operating cost projections, and timing of expenditure on major projects. In addition, the occurrence of unexpected events that adversely impact the Company’s business may have an impact on the assumptions underlying the recoverable value of its assets. To the extent that the recoverable value of an asset is impaired, such impairment may negatively impact Alumina Limited’s profitability during the relevant period.

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

The Company is listed on the ASX and the NYSE. At December 31, 2012, Alumina had total consolidated assets of $3.3 billion. Alumina’s loss from continuing operations was $62.1 million in the year ended December 31, 2012 ($126.6 million profit in the year ended December 31, 2011).

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

Change in Functional and Presentation Currency

An entity’s functional currency is the currency of the primary economic environment in which the entity operates. With Alumina’s investment program in Brazil completed in 2012, greater production and cash flows to shareholders are expected from these assets in the future. Most dividends received by Alumina will be received in US dollars. Consequently, Alumina announced in February 2010 its Board’s decision to change Alumina’s functional currency from Australian dollars to US dollars, effective January 1, 2010.

Following the change in functional currency, Alumina Limited elected to change its presentation currency from Australian dollars to US dollars from January 1, 2010. The change in presentation currency represents a voluntary change in accounting policy, which has been applied retrospectively.

To give effect to the change in functional and presentation currency, the assets, liabilities, contributed equity, reserves and retained earnings of entities with an Australian dollar functional currency as at 31 December 2009 were converted into US dollars at period end exchange rates of AUD/USD 0.8972. Revenue and expenses were converted at an average rate of AUD/USD 0.7123 for the six months ending June 30 2009 and AUD/USD 0.8711 for the six months ending 31 December 2009 and AUD/USD 0.8519 for the 12 months ending December 31, 2008.

INFORMATION ON THE COMPANY

Capital and Investment Expenditures

Since January 1, 2010 the continuing operations of Alumina made the following principal capital expenditures:

•	During 2010, Alumina Limited contributed $133.8 million to fund AWAC’s expansion projects in Brazil.

•	During 2011, Alumina Limited contributed $166.5 million to fund AWAC’s expansion projects in Brazil and operations in Spain.

•	During 2012, Alumina Limited contributed $171.0 million to fund AWAC’s expansion projects in Brazil, the joint venture in Saudi Arabia and AWAC working capital.

•

During the first quarter of 2013, Alumina Limited contributed a further $12.0 million to fund the joint venture in Saudi Arabia. Further contributions are expected to be made during 2013, to fund the completion of this project.

AWAC’s Global Interests as at December 31, 2012

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

Alumina’s net profit is principally comprised of a return on its equity investment, and revenues are limited to small amounts of interest income and occasional one-off revenue associated with hedging activities. This revenue is itemised separately on the profit and loss statement. The breakdown of AWAC revenue by geographical segment for the last three financial years is available within the notes to the Combined Financial Statements for AWAC (note B, page F-62).

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

Alumina is entitled to representation in proportion to its ownership interest on the Board of each entity in the AWAC structure currently represented on AofA and AWA Brazil. In addition to the Strategic Council meetings, Alumina’s management and Board visit and review AWAC’s operations each year.

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

INFORMATION ON THE COMPANY

AWAC’s alumina production in 2012 was 15.6 million tonnes compared to 15.7 million tonnes in 2011. The reduction largely resulted from planned reduced annual production of approximately 390,000 tonnes on an annualised basis in the higher cost refineries, offset by production creep in the lower unit cost Australian refineries that continued to operate at near or above nameplate capacity during 2012. AWAC’s nameplate production capacity is 17.2 million tonnes per annum.

The Alumar refinery operated at approximately its newly expanded nameplate capacity of 3.5 million mtpy (AWAC 1.4 million mtpy) throughout the year and this alone has delivered have improved operating costs.

The Juruti bauxite mine in Brazil, which has an initial design capacity of 2.6 million tonnes, has been operating with production at levels as high as 4.0 million tonnes on an annualised basis. The Juruti mine achieved significant operating cost reductions in 2012.

AWAC produces aluminium at two smelters in Australia. Aluminium production rose marginally in 2012 to 357,900 tonnes compared to 356,600 tonnes in 2011. The smelters in aggregate incurred operating losses for the year. During the first half of the year, AofA conducted a review of the future viability of the Point Henry aluminium smelter because of continuing difficult economic conditions. On 29 June 2012, AofA announced that it expects to operate the Point Henry aluminium smelter until at least mid-2014.

AWAC capital expenditure totalled $375.3 million, 4.3% down on 2011. Approximately $347 million was associated with sustaining capital, with the majority of this in Australia. The Australian expenditure includes residue storage areas and the relocation of the crusher facilities at the Huntly mine, which reduces haul road distance and improves mine productivity. Growth capital expenditure mainly related to completion works of the Juruti mine infrastructure in Brazil. AWAC is also investing in green field growth with a view to ensuring that AWAC’s cost position remains globally competitive. The joint venture between AWAC and Ma’aden for the construction of a green field mine and a refinery at Ras Al Khair in Saudi Arabia (AWAC interest of 25.1%) is AWAC’s major growth project and is due to come on stream in 2014.

INFORMATION ON THE COMPANY

ALCOA WORLD ALUMINA AND CHEMICALS - SELECTED FINANCIAL DATA

(Total of AWAC Entities - Figures reflect 100% of AWAC) (2)

	Year Ended December 31, 2012(1)	Year Ended December 31, 2011(1)	Year Ended December 31, 2010(1)	Year Ended December 31, 2009	Year Ended December 31, 2008(1)
			($ million)
Financial Results
Net Sales Revenue	5,815.3	6,667.0	5,456.5	4,078.0	6,309.4
Depreciation and Amortization	478.9	465.8	424.5	314.5	295.3
(Loss)/profit before Tax	(145.6)	609.3	371.8	96.6	1,024.5
(Loss)/profit after Tax	(91.9)	469.7	335.3	106.4	592.0

	As at December 31, 2012(1)	As at December 31, 2011(1)	As at December 31, 2010	As at December 31, 2009	As at December 31, 2008
			($ million)
Balance Sheet Summary
Current Assets	1,901.4	1,738.3	1,737.8	1,673.7	1,575.7
Current Liabilities	1,764.8	1,545.6	1,624.0	1,499.4	1,508.7
Total Assets	11,418.0	10,922.6	11,188.6	9,960.1	8,290.9
Net Assets	8,243.7	8,343.1	8,634.8	7,604.5	6,023.6

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Production
Alumina (thousands of tonnes)	15,558	15,718	15,175	13,522	14,454
Aluminium (thousands of tonnes)	357.9	356.6	355.9	368.2	388.4

(1)	Based upon audited financial statements of Alcoa World Alumina and Chemicals (AWAC) prepared in accordance with US GAAP which are included as part this document.
(2)	Alumina Limited owns 40% of AWAC.

INFORMATION ON THE COMPANY

Bauxite Interests

Bauxite exploration, bauxite reserve determinations and bauxite mining development activities are conducted by Alcoa as the industrial leader of AWAC.

AWAC’s bauxite deposits are large deposit areas with mining rights that expire in most cases more than 20 years from today. For purposes of evaluating the amount of bauxite that will be available to supply as feedstock to its refineries, AWAC considers both estimates of bauxite resources as well as calculated bauxite reserves. Bauxite resources represent deposits for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence based on the amount of exploration sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Bauxite reserves represent the economically mineable part of resource deposits, and include diluting materials and allowances for losses, which may occur when the mineral is mined. Appropriate assessments and studies have been carried out to define the reserves, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and government factors. AWAC employs a conventional approach (including additional drilling with successive tightening of the drill grid) with customized techniques to define and characterize its various bauxite deposit types allowing AWAC to confidently establish the extent of its bauxite resources and their ultimate conversion to reserves.

The table below only indicates the amount of proven and probable reserves controlled by AWAC. While the level of reserves may appear low in relation to annual production levels, they are consistent with historical levels of reserves for AWAC’s mining locations. Given AWAC’s extensive bauxite resources, the abundant supply of bauxite globally and the length of AWAC’s rights to bauxite, it is not cost-effective to invest the significant resources necessary to establish bauxite reserves that reflect the total size of the bauxite resources available to AWAC. Rather, bauxite resources are upgraded annually to reserves as needed by location. Detailed assessments are progressively undertaken within a proposed mining area and mine activity is then planned to achieve a uniform quality in the supply of blended feedstock to the relevant refinery. AWAC believes its present sources of bauxite on a global basis are sufficient to meet the forecasted requirements of its alumina refining operations for the foreseeable future.

Bauxite Resource Development Guidelines

Alcoa has developed best practice guidelines for bauxite reserve and resource classification at its operating mines. Reserves are declared in accordance with Alcoa’s internal guidelines as administered by the Alcoa Ore Reserve Committee (AORC) and has not been prepared in accordance with the Australasian Code for reporting of exploration results, mineral resources and ore reserves. The reported ore reserves set forth in the table below are those that Alcoa estimates could be extracted economically with current technology and in current market conditions. Alcoa does not use a price for bauxite, alumina, or aluminium to determine its bauxite reserves. The primary criteria for determining bauxite reserves are the feed specifications required by the customer alumina refinery. In addition to these specifications, a number of modifying factors have been applied to differentiate bauxite reserves from other mineralized material. AWAC mining locations have annual in-fill drilling programs designated to progressively upgrade the reserve classification of their bauxite.

INFORMATION ON THE COMPANY

AWAC Bauxite Interests, Share of Reserves and Annual Production1

Country	Project	Owners’ Mining Rights (% entitlement)	Expiration Date of Mining Rights	Probable Reserves (million bdmt)	Proven Reserves (million bdmt)	Available Alumina Content (%) AvAl2O3	Reactive Silica Content (%) RxSiO2	2012 Annual Production (million bdmt)
Australia	Darling Ranges Mines ML 1SA	Alcoa of Australia Limited (AofA)[2] (100%)	2045	34.7	109.0	32.9	0.94	31.8
Brazil	Trombetas	Mineracao Rio do Norte S.A. (MRN)[3] (100%)	2046[4]	2.1	5.0	50.7	4.2	1.5
Brazil	Juruti[4,10] RN102, RN103, RN104	Alcoa World Alumina Brasil Ltda. (AWA Brasil)[7] (100%)	2100[4]	25.8	13.4	47.4	3.4	3.8
Guinea	Boke	Compagnie des Bauxite de Guinee (CBG)[5] (100%)	2038[6]	29.0	29.9	TAI2O3[14] 50.2	TSiO2[14] 1.7	3.2
Jamaica	Harmon’s Valley South Manchester North Manchester	Alcoa Minerals of Jamaica, LLC[7] (55%) Clarendon Alumina Production Ltd.[8] (45%)	2031	2.6	0.9	42.1	1.9	1.8
Suriname	Coermotibo	Suriname Aluminum Company, LLC (Suralco)[7] (55%) N.V. Alcoa Minerals of Suriname (AMS)[11] (45%)	2033[9]	—	2.6	39.1	4.9	1.4
Suriname	Onverdacht	Suralco (55%) AMS[11] (45%)	2033[9]	3.1	0.7	51.8	4.5	1.6
Kingdom of Saudi Arabia	Al Ba’itha	Ma’aden Bauxite & Alumina Company[12] (100%)	2037	33.9	21.3	TAA[13] 47.2	TSiO2[13] 9.8	Production to begin 2014

[1]	This table shows only the AWAC share (proportion) of reserve and annual production tonnage.
[2]	AofA is part of the AWAC group of companies and is owned 40% by Alumina Limited and 60% by Alcoa Inc.
[3]

Alcoa Aluminio S.A. holds an 8.58% total interest, AWA Brasil (formerly Abalco S.A., which merged with Alcoa World Alumina Brasil Ltda. in December 2008) (AWA Brasil) holds a 4.62% total interest and Alcoa World Alumina LLC (AWA LLC) holds a 5% total interest in MRN. AWA Brasil and AWA LLC are both part of the AWAC group of companies and are owned 60% by Alcoa and 40% by Alumina Limited. MRN is jointly owned with affiliates of Rio Tinto Alcan Inc., Companhia Brasileira de Aluminio, Companhia Vale do Rio Doce, BHP Billiton Plc and Norsk Hydro. Aluminio, AWA Brasil, and AWA LLC purchase bauxite from MRN under long-term supply contracts.

[4]

Brazilian mineral legislation does not establish the duration of mining concessions. The concession remains in force until the complete exhaustion of the deposit. AWAC estimates that (i) the concessions at Trombetas will last until 2046 and (ii) the concessions at Juruti will last until 2100. Depending, however, on actual and future needs, the rate at which the deposits are exploited and government approval is obtained, the concessions may be extended to (or expire at) a later (or an earlier) date.

INFORMATION ON THE COMPANY

[5]

AWA LLC owns a 45% interest in Halco (Mining), Inc. Halco owns 100% of Boke Investment Company, a Delaware company, which owns 51% of CBG. The Guinean Government owns 49% of CBG, which has the exclusive right through 2038 to develop and mine bauxite in certain areas within a 10,000 square mile concession in northwestern Guinea.

[6]

AWA LLC has a bauxite purchase contract with CBG that expires in 2029. Before that expiration date, AWA LLC expects to negotiate an extension of the contract as CBG will have concession rights until 2038. The CBG concession can be renewed beyond 2038 by agreement of the Government of Guinea and CBG should more time be required to commercialize the remaining economic bauxite within the concession.

[7]	This entity is part of the AWAC group of companies and is owned 40% by Alumina Limited and 60% by Alcoa Inc.
[8]	Clarendon Alumina Production Ltd. is a wholly-owned by the Government of Jamaica.
[9]

Mining rights expired for the Caramacca area. The mining rights in the Onverdacht and Coermotibo areas where Suralco has active mines extend until 2033. Bauxite within these areas will likely be exhausted in the next few years. Alcoa is actively exploring and evaluating alternative sources of bauxite in Suriname. A feasibility study relating to the development of a mine at the Nassau Plateau is in progress.

[10]	In September 2009, development of a new bauxite mine was completed in Juruti, state of Para in northern Brazil. The mine is fully operational and produced 3.8 million bdmt in 2012.
[11]	AWA LLC owns 100% of N.V. Alcoa Minerals of Suriname (AMS). AWA LLC is part of the AWAC group of companies and is owned 40% by Alumina Limited and 60% by Alcoa Inc.
[12]

Ma’aden Bauxite & Alumina Company is a joint venture owned by Saudi Arabian Mining Company (Ma’aden) (74.9%) and AWA Saudi Limited (25.1%). AWA Saudi Limited is part of the AWAC group of companies and is owned 40% by Alumina Limited and 60% by Alcoa Inc.

[13]	Kingdom of Saudi Arabia – Al Ba’itha: Bauxite reserves and mine plans are based on the bauxite qualities of total available alumina (TAA) and total silica (TSiO2).
[14]	Guinea – Boke: CBG prices bauxite and plans the mine based on the bauxite qualities of total alumina (TAI2O3) and total silica (TSiO2).

Qualifying statements relating to the table above:

AWAC is managed by Alcoa. The ore reserves are prepared by Alcoa and are published as received from Alcoa. Where operations are not managed by Alcoa the reserves are published as received from the other managing company.

Australia – Darling Rang Mines: Huntly and Willowdale are the two active mines in the Darling Range of Western Australia. The mineral lease issued by the State of Western Australia to Alcoa is MLISA and its term extends to 2045. The lease can be renewed beyond 2045. The declared reserves have been estimated to the end of December 2012. The amount of reserves reflects the total AWAC share. Additional resources are routinely upgraded by additional exploration and development drilling to reserve status. The Huntly and Willowdale mines supply bauxite to three local AWAC alumina refineries.

Brazil – Juruti RN102, RN103, RN104: Declared reserves are as of November 1, 2012. Declared reserves are total AWAC share. Declared reserve tonnages and annual production tonnage (estimate to the end of 2012) are washed product tonnages. The Juruti mine’s operating license is periodically renewed and the next renewal is in 2014.

Jamaica – Jamalco: Declared reserves are as of October 2012. The declared reserve and annual production tonnages are AWAC share only (55%). Declared reserves are in the following areas: Harmon’s Valley, South Manchester, North Manchester and Porus/Victoria. Current ore mining is in Harmon’s Valley and South Manchester with a small amount of ore from a test stockpile in North Manchester. The location has scheduled probable reserves from North Manchester and Porus/Victoria within the 2013-2016 period.

Suriname – Suralco – Caramacca: Caramacca has been removed from the reserves due to the expiration of the mining permits for this area. Some ore remains at Caramacca and the permit is awaiting renewal by the Government of Suriname so that the last ore can be recovered.

Suriname – Suralco – Coermotibo and Onverdacht: Declared reserves are as of October 1, 2012. AWAC owns 100%.

Kingdom of Saudi Arabia – Al Ba’itha: Declared reserves are as of March 2011 and are for the South Zone of the Az Zabirah Bauxite Deposit. The reserve tonnage is the AWAC share only (25.1%). The Al Ba’itha Mine is due to begin production during 2014.

Brazil – Trombetas – MRN: Declared reserves are as of May 31, 2012. Declared and annual production tonnages reflect the total AWAC share (9.62%). Declared tonnages are washed product tonnages.

INFORMATION ON THE COMPANY

Guinea – Boke – CBG: Declared reserves are as of January 1, 2012. The declared reserves are based on export quality bauxite reserves. The AWAC share of CBG equates to 22.95%. Declared reserve tonnages are based on the AWAC share of CBG’s reserves. Annual production tonnage is based on AWAC’s 22.95% share. Declared reserves quality is reported based on total alumina (TAI2O3) and total silica (TSiO2) because CBG export bauxite is sold on this basis. Additional deposits are being routinely drilled and modeled to upgrade to reserves as needed.

The following table provides additional information regarding the AWAC’s bauxite mines:

Mines & Location	Means of Access	Operator	Title, Lease or Options	History	Type of Mine Mineralization Style	Power Source	Facilities, Use & Condition
Australia – Darling Range Huntly and Willowdale.	Mine locations accessed by roads. Ore is transported to refineries by long distance conveyor and rail.	Alcoa	Mining Lease from the Western Australia Government. ML1SA Expires in 2045.	Mining began in 1963.	Open-cut mines. Bauxite is derived from the weathering of Archean granites and gneisses and Precambrian dolerite.	Electrical energy from natural gas is supplied by the refinery.	Infrastructure includes buildings for administration and services; workshops; power distribution; water supply; crushers; long distance conveyors. Mine and facilities are operating.

Brazil – Juruti Closest town is Juruti located on the Amazon River.	The mine’s port at Juruti is located on the Amazon River and accessed by ship. Ore is transported from the mine site to the port by AWAC owned rail.	Alcoa	Mining licenses from the Government of Brazil and Para. Mining rights do not have a legal expiration date. See footnote 4 to the table above. The operating license’s next renewal is in 2014.	The Juruti deposit was systematically evaluated by Reynolds Metals Company beginning in 1974. Alcoa merged Reynolds in 2000. Alcoa then executed a due diligence program and expanded the exploration area. Mining began in 2009.	Open-cut mines. Bauxite derived from weathering during the Tertiary of Cretaceous fine to medium grained feldspathic sandstones. The deposits are covered by the Belterra clays.	Electrical energy from fuel oil is generated at the mine site. Commercial grid power at the port.	At the miner site: Fixed plant facilities for crushing and washing the ore; mine services offices and workshops; power generation; water supply; stockpiles; rail sidings. At the port: Mine and rail administrative offices and services; port control facilities with stockpiles and ship loader. Mine and port facilities are operating.

Jamaica – Harmon’s Valley South Manchester North Manchester All located in the Parish of Manchester.	The mines are accessed by road. Ore is transported to the refinery by AWAC rail. The refinery is located near Halse Hall, Clarendon Parish.	Alcoa	Mining licenses from the Government of Jamaica. Expire 2031.	Mining began in 1963.	Open-cut mines. The karst landscape from the White Limestone Formation of Eocene to Miocene age host the quasi-funnel shaped bauxite deposits which are residual from the weathering of volcanic and terrestrial materials.	Commercial grid power.	Numerous small to large deposits are mined within the license areas by contract miners and delivered to stockpile areas. The main mine administrative offices and services are located near San Jago. Ore is delivered to San Jago by truck and by Ropecon conveyor. The train loadout area is at San Jago. Mine, railroad and other facilities are operating.

Suriname – Coermotibo and Onverdacht Mines are located in the districts of Para and Marowijne.	The mines are accessed by road. Ore is delivered to the refinery by road from the Onverdacht area and by river barge from the Coermotibo area.	Alcoa	Brokopondo Concession from the Government of Suriname. Concessions formerly owned by a BHP Billiton (BHP) subsidiary that was a 45% joint venture partner in the Surinamese bauxite mining and alumina refining joint ventures. AWA LLC acquired that subsidiary in 2009. After the acquisition of the subsidiary, its name changed to N.V. Alcoa Minerals of Suriname. Expires in 2033.	Alcoa began mining in Suriname in 1916. The Brokopondo Agreement was signed in 1958. As noted, Suralco bought the bauxite and alumina interests of a BHP subsidiary from BHP in 2009.	Open-cut mines. For some mines the overburden is dredged and mining progresses with conventional open-cut methods. The protoliths of the bauxite have been completely weathered. The bauxite deposits are mostly derived from the weathering of Tertiary Paleogene arkosic sediments. In a few spots the bauxite overlies Precambrian granitic and gneissic rocks which are now saprolite. Bauxitization likely occurred during the middle to late Eocene Age.	Commercial grid power.

In the Onverdacht mining areas the

bauxite is mined and

transported to the refinery by truck.

In the Coermotibo mining area the

bauxite is mined and

stockpiled and then transported to the

refinery by barge. Some of the ore is washed in a small beneficiation plant located in the

Coermotibo area. The main mining

administrative offices

and services and workshops and

laboratory are located at the refinery in

Paranam. The ore is

crushed at Paranam.

The mines and washing plant are operating.

INFORMATION ON THE COMPANY

Mines & Location	Means of Access	Operator	Title, Lease or Options	History	Type of Mine Mineralization Style	Power Source	Facilities, Use & Condition
Brazil – MRN Closest town is Trombetas in the State of Pará, Brazil.	The mine and port areas are connected by sealed road and company owned rail. Washed ore is transported to Porto Trombetas by rail. Trombetas is accessed by river and by air at the airport.	MRN	Mining rights and licenses from the Government of Brazil. Concession rights expire in 2046.	Mining began in 1979. Major expansion in 2003.	Open-cut mines. Bauxite derived from weathering during the Tertiary of Cretaceous fine to medium grained feldspathic sandstones. The deposits are covered by the Belterra clays.	MRN generates its own electricity from fuel oil.

Ore is mined from several plateaus

crushed and transported to the washing plant by long

distance conveyors.

The washing plant is located in the mining

Zone. Washed ore is

transported to the

port area by company owned and operated

rail. At Porto Trombetas the ore is

loaded onto customer ships berthed in the Trombetas River.

Some ore is dried and the drying facilities are located in the port area. Mine planning and services;mining equipment workshops are located in the mine zone. The main administrative, rail and port control offices and various workshops are located in the port area. MRN’s main housing facilities, ‘the city’, are located near the port.

The mines, port and all facilities are operating.

Guinea – CBG Closest town to the mine is Sangaredi. Closest town to the port is Kamsar. The CBG Lease is located within the Boké, Telimele and Gaoual administrative regions.

The mine and

port areas are

connected by

sealed road and company operated rail. Ore is

transported to the port at Kamsar by

rail. There are air strips near both the mine and port. These are not operated by the company.

		CBG	CBG Lease expires in 2038.The lease is renewable in 25 year increments. CBG’s rights are specified within the Basic Agreement and Amendment 1 to the Basic Agreement with the Government of Guinea.	Construction began in 1973. First export ore shipment was in 1973.

Open-cut mines. The bauxite deposits within the CBG lease are of two general types. TYPE

1: In-situ laterization

of Ordovician and

Devonian plateau

sediments locally

intruded by dolerite

dikes and sills.

TYPE. 2: Sangaredi

type deposits are

derived from clastic

deposition of material eroded from the Type 1 laterite deposits and possibly some of the proliths from the TYPE 1 plateaus deposits.

The company generates its own electricity from fuel oil at both Kamsar and Sangaredi.

Mine offices, workshops, power

generation and water supply for the mine and company mine city are located at Sangaredi. The main administrative offices,

port control, railroad control, workshops, power generation and water supply are located in Kamsar. Ore is crushed, dried and exported from Kamsar. CBG has company cities within both

Kamsar and Sangaredi.

The mines, railroad, driers, port and other facilities are operating.

Kingdom of Saudi Arabia – Al Ba’itha Mine. Qibah is the closest regional centre to the mine, located in the Qassim province.	The mine and refinery are connected by road and rail. Ore will be transported to the refinery at Ras Al Khair by rail.	Ma’aden Bauxite & Alumina Company	The current mining lease will expire in 2037.

The initial discovery and

delineation of

bauxite resources

was carried out

between 1979 and

1984. The southern zone of the Az Zabirah deposit was granted to Ma’aden in 1999. Currently the mine is in development.

Production is to

begin in 2014.

Open-cut mine. Bauxite occurs as a paleolaterite profile developed at an

Angular unconformity

between underlying

late Triassic to early Cretaceous sediments (parent rock sequence

Biyadh Formation) and the overlying late Cretaceous Wasia Formation (overburden sequence).

The company will generate Electricity at the mine site from fuel oil.

The mine will include fixed plants for crushing and train

loading; workshops and ancillary services; power plant; water supply. There will be a company village with supporting facilities. The mine is under construction.

Mining operations are to commence in 2014.

INFORMATION ON THE COMPANY

Kingdom of Saudi Arabia Joint Venture

In December 2009, Alcoa and Saudi Arabian Mining Company (Ma’aden) entered into a joint venture to develop a fully integrated aluminium complex in the Kingdom of Saudi Arabia. In its initial phases, the complex includes a bauxite mine with an initial capacity of 4 million bdmtpy; an alumina refinery with an initial capacity of 1.8 million mtpy; an aluminium smelter with an initial capacity of ingot, slab and billet of 740,000 mtpy; and a rolling mill with initial capacity of 380,000 mtpy. The mill will produce sheet, end and tab stock for the manufacture of aluminium cans, as well as other products to serve the automotive, construction, and other industries.

The refinery, smelter and rolling mill are located within the Ras Al Khair industrial zone on the east coast of the Kingdom of Saudi Arabia. First hot metal from the smelter was produced on December 12, 2012. Rolling mill production is anticipated to start sometime in 2013. First production from the mine and refinery is expected in 2014.

Total capital investment is expected to be approximately $10.8 billion (SAR 40.5 billion). Ma’aden owns a 74.9% interest in the joint venture. Alcoa owns a 25.1% interest in the smelter and rolling mill, with AWAC having a 25.1% interest in the mine and refinery.

Glossary of Bauxite Mining Related Terms

Term	Abbreviation	Definition
Alcoa Ore Reserves Committee	AORC	The group within Alcoa, which is comprised of Alcoa geologists and engineers, that specifies the guidelines by which bauxite reserves and resources are classified. These guidelines are used by Alcoa managed mines.

Alumina	AI2O3	A compound of aluminium and oxygen. Alumina is extracted from bauxite using the Bayer Process. Alumina is a raw material for smelters to produce aluminium metal.

AORC Guidelines		The Alcoa guidelines used by Alcoa managed mines to classify reserves and resources. These guidelines are issued by the Alcoa Ore Reserves Committee (AORC).

Available alumina content	AvAI2O3	The amount of alumina extractable from bauxite using the Bayer Process.

Bauxite		The principal raw material (rock) used to produce alumina.

Bayer Process		The principal industrial means of refining bauxite to produce alumina.

Bone dry metric ton	bdmt	Tonnage reported on a zero moisture basis.

Coermotibo		The mining area in Suriname containing the deposits of Bushman Hill, CBO Explo, Lost Hill and Remnant.

Juruti RN102, RN103, RN104		Mineral claim areas in Brazil associated with the Juruti mine, are the mining operating licenses issued by the state.

ML1SA		The Mineral Lease issued by the State of Western Australia. Mines located at Huntly and Willowdale operate within ML1SA.

Onverdacht		The mining area in Suriname containing the deposits of Kaaimangrasi, Klaverblad, Lelydorp1 and Sumau 1.

INFORMATION ON THE COMPANY

Term	Abbreviation	Definition
Open-cut mines		The type of mine in which an excavation is made at the surface to extract mineral ore (bauxite). The mine is not underground and the sky is viewable from the mine floor.

Probable reserve		That portion of a reserve, i.e. bauxite reserves, where the physical and chemical characteristics and limits are known with sufficient confidence for mining and to which various mining modifying factors have been applied. Probable reserves are at a lower confidence level than proven reserves.

Proven reserve		That portion of a reserve, i.e. bauxite reserve, where the physical and chemical characteristics and limits are known with high confidence and to which various mining modifying factors have been applied.

Reactive silica	RxSiO2	The amount of silica contained in the bauxite that is reactive within the Bayer Process.

Reserve		That portion of mineralized material, i.e. bauxite, that Alcoa has determined to be economically feasible to mine and supply to an alumina refinery.

Silica	SiO2	A compound of silicon and oxygen.

Total alumina content	TA12O3	The total amount of alumina in bauxite. Not all this alumina is extractable or available in the Bayer Process.

Total available alumina	TAA	The total amount of alumina extractable from bauxite by the Bayer Process. Commonly this term is used when there is a hybrid or variant Bayer Process that will refine the bauxite.

Total silica	TSiO2	The total amount of silica contained in bauxite.

INFORMATION ON THE COMPANY

AWAC Operations

i) Smelter-Grade Alumina and Primary Aluminium

Australia

In Australia, AWAC partners own 100% of AofA which operates integrated aluminium facilities, including mining, refining and smelting facilities. In 2012, the Australian operations produced 9.2 million tonnes of alumina (2011: 9.0 million tonnes) and 358 thousand tonnes of aluminium (2011: 357 thousand tonnes).

Alumina produced in Australia by AWAC is shipped either to its smelters at Point Henry and Portland in Victoria, Australia or to overseas AWAC customers, principally in South Africa, the Middle East, South East Asia, Russia, China, South America and North America. Bauxite is sourced from its 100% owned Huntly and Willowdale bauxite mines, each located in the Darling Ranges south of Perth, Western Australia, which supply AWAC’s three alumina refineries in Western Australia. The Pinjarra, Wagerup and Kwinana refineries have nameplate capacities of 4.2 million tonnes, 2.6 million tonnes and 2.2 million tonnes, respectively. Bauxite is transported from the mines by overland conveyor to the Pinjarra and Wagerup refineries and by rail to the refinery at Kwinana.

In September 2006, Alcoa received environmental approval from the Government of Western Australia for expansion of the Wagerup alumina refinery to a maximum capacity of 4.7 million mtpy, a potential capacity increase of over 2 million mtpy. This approval had a term of five years and included environmental conditions that must be satisfied before Alcoa can seek construction approval for the project. The project was suspended in November 2008 due to global economic conditions and the unavailability of a secure long-term energy supply in Western Australia. These constraints continue and as such the project remains under suspension. During May 2012, AofA received approval from regulators in Western Australia state for a five year deferral of the proposed multi-billion dollar expansion of the Wagerup alumina refinery. The state’s Environmental Protection Authority (EPA) recommended that the time limit for “substantial commencement” of the Wagerup expansion, to a maximum capacity of 4.7 million tonnes a year, to be extended by five years. AofA needs to provide the EPA with written evidence that it has started work on the expansion by September 14, 2016, otherwise the authorization will lapse.

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

INFORMATION ON THE COMPANY

AofA has had several shorter term gas contracts to supplement its principal gas supply contract. AofA is pursuing a number of replacement energy supply options to its refineries in view of the timing for expiry of existing energy supply contacts, including investing directly in projects that have the potential to deliver cost based gas.

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

On March 1, 2010, AofA announced new power hedge contracts had been entered with AGL Loy Yang for the Portland and Point Henry aluminium smelters in Victoria, Australia until 2036. The contracts operate from 2014 for the Point Henry operations (Geelong) and 2016 for the Portland operations.

The power hedge contracts hedge the spot price for electricity in the National Electricity Market in relation to the Point Henry smelter for some 22 years from August 2014, when the current contract with the State Electricity Commission of Victoria expires. AofA has taken steps to terminate its Point Henry smelter power hedge contract with AGL Loy Yang, under the terms of that contract. The termination of hedge contract services, will not affect AofA’s ability to operate the smelter or secure electricity supply to it. Nor will this action impact electricity supply agreements in place for the Portland aluminium smelter.

AofA undertook a review of the future viability of the Point Henry aluminium smelter in Geelong, Victoria, in the face of continuing difficult global economic conditions for the smelting industry. A combination of factors, including metal prices, input costs and exchange rates resulted in the Point Henry smelter becoming unprofitable. On June 29, 2012, AofA announced that it expects to operate the Point Henry aluminium smelter until at least mid-2014.

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

INFORMATION ON THE COMPANY

Bauxite for the refinery is sourced principally from an AWAC affiliate in Guinea. Point Comfort uses gas-fired cogeneration facilities to supply process heat and power to the refinery, and gas is purchased from local suppliers under short term contracts.

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

The shareholders of Halco take bauxite in proportion to their equity positions under take-or-pay contracts. AWAC, through AWA LLC, has a bauxite purchase contract with CBG that expires in 2029. Before expiration date, AWA LLC expects to negotiate an extension of the contract as CBG will have concession rights until 2038. The CBG concession can be renewed beyond 2038 by agreement of the Government of Guinea and CBG should more time be required to commercialize the remaining economic bauxite within the concession.

Other Guinea Interests

In November 2005, Alcoa World Alumina LLC (AWA LLC) and Rio Tinto Alcan Inc. signed a Basic Agreement with the Government of Guinea that sets forth the framework for development of a 1.5 million mtpy alumina refinery in Guinea. In 2006, the Basic Agreement was approved by the Guinean National Assembly and was promulgated into law. The Basic Agreement was originally set to expire in November 2008 but was extended to November 2012 and has been recently extended again until 2015. Pre-feasibility studies were completed in 2008. Additional feasibility study work was completed in 2012.

Suriname

Suralco

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

INFORMATION ON THE COMPANY

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

In May 2009, a decision was made to protect the long-term viability of the industry in Suriname. The curtailment was aimed at deferring further bauxite extraction until additional in-country bauxite deposits are developed and market conditions for alumina improve. As at December 31, 2012, 893,000 mtpy remains curtailed.

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

Jamalco’s alumina refinery, completed in 1972, is located 72 kilometers west of Kingston. The refinery’s nominal capacity was 1.48 million tonnes per annum after completion of the 250,000 tonne expansion in November 2003. The completion of the expansion was part of an agreement to invest $115 million to expand the refinery and remove from Jamalco the nearly 30-year-old levy on bauxite.

The refinery produces smelter grade alumina. Energy for the refinery is provided by oil powered turbines. Any surplus power produced is sold into the Jamaican public electricity grid and the refinery can draw power from the grid if necessary.

A 146,000 mtpy capacity expansion of the Jamalco alumina refinery in Clarendon, Jamaica was completed in early 2007. As a result of 100% funding of the expansion, AWAC’s ownership of Jamalco increased to 55%.

INFORMATION ON THE COMPANY

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

The nameplate capacity of the refinery has increased to approximately 3.5 million mtpy, and Alcoa World Alumina Brasil Ltda. owns 39% of the expanded refinery. Construction of the refinery expansion was finalized at the end of 2009.

The major source of energy for the refinery is low sulphur steaming coal purchased from Colombia and Venezuela.

AWAC has long term bauxite purchase contracts with Mineracao Rio Do Norte S.A. (MRN) which has mines located at Trombetas within the State of Para in northern Brazil. Alcoa World Alumina Brasil Ltda holds a 9.6% interest in MRN. The remaining interest in MRN is jointly owned by affiliates of Alcan, Companhia Brasileira de Aluminio, Companhia Vale do Rio Doce, BHP Billiton Metais S.A., Alcoa Aluminio S.A., and Norsk Hydro Brasil Ltda. MRN’s mines produce approximately 18 million tonnes of bauxite a year. Bauxite is transported approximately 1,400 kilometers by ship to the refinery.

The AWAC share of the Alumar refinery expansion is supplied by the recently commissioned AWAC Juruti bauxite mine. The Juruti mine and associated rail and port infrastructure is 100% owned by AWAC. Shipments of bauxite from the Juruti bauxite mine to the expanded Alumar refinery commenced in September 2009. The Juruti development has been constructed with the necessary infrastructure to accommodate increasing production beyond the initial 2.6 million mtpy. During 2012, the Juruti mine operated with production levels as high as 4.0 million tonnes on an annualized basis.

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

In 2012, AWAC began to convert the energy supply at the San Ciprian refinery in Spain from oil to gas in order to improve the competitiveness of this facility.

INFORMATION ON THE COMPANY

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

Kingdom of Saudi Arabia

In December 2009, Alcoa Inc. and Ma’aden entered into a joint venture to develop a fully integrated aluminium complex in the Kingdom of Saudi Arabia. In its initial phases, the complex includes a bauxite mine with an initial capacity of 4.0 million mtpy; an alumina refinery with an initial capacity of 1.8 million mtpy; an aluminium smelter with an initial capacity of ingot, slab and billet of 740,000 mtpy; and a rolling mill, with initial capacity of 380,000 mtpy. The mill is expected to produce sheet, end and tab stock for the manufacture of aluminium cans, as well as other products to serve the automotive, construction, and other industries.

The refinery, smelter and rolling mill are located within Ras Al Khair industrial zone on the east coast of the Kingdom of Saudi Arabia. First hot metal from the smelter was produced on December 12, 2012. Rolling mill production is anticipated to start sometime in 2013. First production from the mine and refinery is expected in 2014.

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

Alcoa’s long term debt is currently rated BBB – with stable outlook by Standard & Poor’s Rating Services and BBB – with stable outlook by Fitch Ratings. Moody’s Investors Services rates Alcoa’s long term debt at Baa3, but announced in December 2012 that it has placed Alcoa’s credit ratings on review for possible downgrade.

Under the project financings for the joint venture project in the Kingdom of Saudi Arabia, a downgrade of Alcoa’s credit ratings below investment grade by at least two rating agencies would require Alumina Limited to provide a letter of credit or fund an escrow account for a portion or all of its 40% share of AWAC’s remaining equity commitment to the mine and refinery joint venture.

ii) Shipping

Alcoa Steamship Inc.

AWAC owns and operates a shipping operation (“Alcoa Steamship”) that provides transportation services to AWAC’s alumina business and to other parties, including Alcoa. Operating both owned and chartered vessels, the shipping business transports dry and liquid bulk cargoes, including bauxite, alumina, caustic soda, fuel oil, petroleum coke and limestone.

AWAC owns three combination carriers, which can carry primarily alumina, caustic soda and bauxite for the facilities. They are also back filled with general cargo from the United States Gulf Coast to Suriname. AWAC operates one smaller vessel in the Caribbean to shuttle alumina from Suriname to the bulk loading terminal in Trinidad. AWAC also charters ocean carriers for the transport of bauxite, alumina, caustic soda, petroleum coke and limestone (for both AWAC and Alcoa) between its various global operations. AWAC also operates two dry bulk vessels which transport alumina from the West Australian refineries to the Victorian smelters.

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

AWAC continues to change the way its prices third party smelter grade alumina for its customers by moving toward spot or alumina index pricing that de-links the price for alumina from the aluminium price, to better reflect alumina’s distinct supply and demand and other fundamentals. In 2012, more than a third of AWAC smelter grade alumina shipments were based on spot/index prices, and it is expected that 48 per cent of AWAC third party smelter grade alumina shipments will be based on spot or alumina index prices during 2013.

Markets

AWAC’s largest customer for its alumina production is Alcoa’s primary smelting group which in 2012 accounted for approximately 43% of AWAC alumina production. Remaining sales are usually a variety of contract types to customers all over the world which are priced by reference to the published LME aluminium price and spot market pricing. An increasing percentage of production is being sold into the spot alumina market.

A majority of third party sales of alumina (outside of China) is sold under multi-year contracts which typically have alumina prices based on a percentage of the published LME aluminium price.

AWAC entered into a new five-year alumina supply contract with Alcoa in 2010. The price paid for the AWAC production by Alcoa smelters is currently determined by applying the weighted average of:

•	the prices received by AWAC from the sale of alumina to unrelated third parties; and

•	the contract price paid by the Alumax smelters set under the contracts negotiated when the Alumax smelters were still unrelated to Alcoa.

Employees

At the end of 2012, AWAC had 7,931 employees in its operations compared with 7,880 in 2011 and 7,924 in 2010. The number of employees was:

	2012	2011	2010
Alumina	7,042	6,931	6,961
Aluminium	877	937	950
Chemicals & Other	12	12	13

INFORMATION ON THE COMPANY

At the end of 2012, Alumina Limited had 12 employees compared with 11 in 2011 and 10 in 2010.

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

In 1994 AofA initiated epidemiological studies of employee health – called “Healthwise”. The research is conducted independently by Monash University and the University of Western Australia and tracks cancer incidence and mortality and has also examined respiratory health. To date, no conclusive evidence of an increased risk of cancer associated with any particular type of aluminium industry work has been found in these employees. The rates of mortality overall and for the four major causes of death are lower than in the general community. The results of the respiratory health studies were consistent with occupational asthma occurring in some smelter employees – a recognised and well controlled issue in the Australian aluminium industry. Otherwise they were unremarkable.

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

C. Organisational Structure

The “Alumina Group” consists of the parent company, Alumina Limited, its subsidiaries and its share of associates. Alumina Limited is incorporated and listed in Australia. Alumina’s sole businesses, which are operated through AWAC, include bauxite mining, alumina refining and aluminium smelting operated through the AWAC venture with Alcoa. While not itself a legal entity, AWAC is the reference term given to an unincorporated joint venture

INFORMATION ON THE COMPANY

commenced on January 1, 1995 by Alumina and Alcoa in combining their respective bauxite, alumina and alumina-based chemicals businesses and interests. The assets of AWAC are held 40% by the Alumina Group and 60% by Alcoa, with the Alumina Group’s interests held through Alumina International Holdings Pty Ltd and AofA as described below.

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

AWAC entities’ assets include the following interests:

•	100% of the bauxite mining, alumina refining, and aluminium smelting operations of AofA;

•	100% of the refinery assets at Point Comfort, Texas, United States (“Point Comfort”);

•	100% interest in various mining and refining assets and the Hydro-electric facilities in Suriname;

•	a 55% interest in mining and refining assets in Jamaica;

•	a 39% interest in the São Luis refinery in Brazil;

•	a 9.6% interest in the bauxite mining operations of Mineracao Rio Do Norte, an international mining consortium;

•	100% of the Juruti bauxite deposit and mine in Brazil;

•	100% of the refinery and alumina-based chemicals assets at San Ciprian, Spain;

•	a 45% interest in Halco, a bauxite consortium that owns a 51% interest in Compagnie des Bauxites de Guinée, a bauxite mine in Guinea;

•	100% of Alcoa Steamship; and

•	25.1% interest in the planned mine and refinery in Saudi Arabia.

D. Property, plant and equipment

Alumina’s property, plant & equipment consist primarily of office furniture and computing systems equipment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Goodwill and other intangibles – Goodwill is not amortized, instead, it is tested for impairment annually (in the fourth quarter) or more frequently if indicators of impairment exist or if a decision is made to sell a business. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include deterioration in general economic conditions, negative developments in equity and credit markets, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others. The fair values that could be realized in an actual transaction may differ from that used to evaluate the impairment of goodwill. Goodwill is allocated among and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment. AWAC has two reporting units: Alumina and Primary Metals. In September 2011, the Financial Accounting Standards Board in the U.S. issued new accounting guidance for testing goodwill for impairment. The guidance provides an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the existing two-step quantitative impairment test, otherwise no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, proceed directly to the two-step quantitative impairment test. The ultimate outcome of the goodwill impairment review for a reporting unit should be the same whether an entity chooses to perform the qualitative assessment or proceeds directly to the two-step quantitative impairment test. In the 2011 fourth quarter, in conjunction with management’s annual review of goodwill for impairment, AWAC early adopted the new guidance. AWAC performed the qualitative assessment for one of its reporting units (Alumina for 2011) and proceeded directly to the two-step quantitative impairment test for the other (Primary Metals for 2011). Under the qualitative assessment, various events and circumstances (or factors) that would affect the estimated fair value of a reporting unit are identified (similar to impairment indicators above). These factors are then classified by the type of impact they would have on the estimated fair value using positive, neutral and adverse categories based on current business conditions. Additionally, an assessment of the level of impact that a particular factor would have on the estimated fair value is determined using high, medium, and low weighting. Furthermore, management considers the results of the most recent two-step quantitative impairment test completed for a reporting unit (this would be 2011 and 2010 in which the estimated fair values of both reporting units were substantially in excess of their carrying values) and compares the weighted average cost of capital (WACC) between the current and prior years for each reporting unit. Under the two-step quantitative impairment test, the evaluation of impairment involves comparing the current fair value of a reporting unit to its carrying value, including goodwill. AWAC uses a DCF model to estimate the current fair value of its reporting units when testing for impairment, as management believes forecasted cash flows are the best

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

indicator of such fair value. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volumes and prices, costs to produce, tax rates, capital spending, discount rate, and working capital changes. Most of these assumptions vary significantly among the reporting units. Cash flow forecasts are generally based on approved business unit operating plans for the early years and historical relationships in later years. The betas used in calculating the individual reporting units’ WACC rate are estimated for each business with the assistance of valuation experts.

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

During the 2012 annual review of goodwill, management proceeded directly to the two-step quantitative impairment test for both the Alumina and Primary Metals reporting units. The estimated fair values of these reporting units exceeded their fair values, resulting in no impairment. In developing the fair value of these reporting units, AWAC estimates future cash flows using London Metal Exchange (LME) forward curve pricing and operating cost assumptions management believes are reasonable based on expected and historical performance. The following could have a negative impact on the estimated fair values of Alumina and Primary Metals: a significant, protracted decrease in LME and alumina prices; decrease in long-term profitability; decrease in the long-term demand for aluminum; substantial reductions in AWAC’s end markets and volume assumptions; and an increase in discount rates.

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

Mineral Rights – AWAC recognizes mineral rights upon specific acquisitions of land that include such underlying rights, primarily in Jamaica. This land is purchased for the sole purpose of mining bauxite. The underlying bauxite reserves are known at the time of acquisition based on associated drilling and analysis and are considered to be proven reserves. The acquisition costs of the land and mineral rights are amortized as the bauxite is produced based on the level of minable tons determined at the time of purchase. Mineral rights are included in Properties, plant and equipment on the Combined Balance Sheet.

Deferred Mining Costs – AWAC recognizes deferred mining costs during the development stage of a mine life cycle. Such costs include the construction of access and haul roads, detailed drilling and geological analysis to further define the grade and quality of the known bauxite, and overburden removal costs. These costs relate to sections of the related mines where AWAC is either currently extracting bauxite or is preparing for production in the near term. These sections are outlined and planned incrementally and generally are mined over periods ranging from one to five years, depending on mine specifics. The amount of geological drilling and testing necessary to determine the economic viability of the bauxite deposit being mined is such that the reserves are considered to be proven, and the mining costs are amortized based on the level of reserves. Deferred mining costs are included in Other noncurrent assets on the Combined Balance Sheet.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Deferred tax assets – The Group through its equity accounted investment in AWAC has recognised deferred tax assets and liabilities in accordance with IAS12 Income Taxes. Deferred tax assets are measured using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred asset is realised or the liability is settled. AWAC’s subsidiary in Brazil applied for a tax holiday related to its expanded mining and refining operations. If approved, the tax rate for this subsidiary will decrease significantly resulting in future tax savings over the 10-year holiday period. The net deferred tax assets of the subsidiary are required to be remeasured at the lower holiday rate for the tax losses that will be utilised during the tax holiday period. This requires judgmental assumptions regarding the timing of future taxable profits during the tax holiday period.

General Factors

Alumina’s financial and operational performance and prospects are influenced by a number of factors which predominantly result from its 40% interest in AWAC, the level of debt carried by Alumina Limited, and equity raisings.

As at December 31, 2012, Alumina Limited’s debt was incurred through several facilities:

•	A syndicated US$ three and five year debt facility totaling $320 million entered into on November 12, 2010. The three year tranche was extended until December 2017 in December 2012.

•	Bilateral bank facilities totaling $425.0 million which will mature at various times up to 2017.

•

A $296 million facility from the Brazilian National Development Bank (BNDES). This funding is provided in US$ and Brazilian Reais and amortizes from December 2010 to July 2016. At December 31, 2012, the outstanding balance of the facility was $184 million.

The amount of interest charged on these debt facilities will impact the profitability of Alumina. The interest amount incurred will depend on the amount of debt carried and interest rates.

During 2012 the following facilities were established:

•	Two bilateral bank facilities totaling $200 million with maturities in 2014 and 2017.

Alumina Limited’s 40% share of AWAC’s continuing operations during the three year period to December 31, 2012 was characterized by a focus upon:

•	continuing to match AWAC production to market conditions;

•	change to alumina sales pricing structure whereby a greater portion of sales are at alumina price indices or spot prices; and

•	investment in new mine and refinery in the Kingdom of Saudi Arabia.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Fluctuations in the A$/US$ Exchange Rate

The world commodity prices for the products AWAC sells are denominated in, or linked to, US$. By contrast, a significant portion of AWAC’s costs are denominated in A$. As a consequence, fluctuations in the rate of exchange between the US$ and A$ may have an effect on the financial results of Alumina. Appreciation of the US$ relative to the A$ reduces the value of unhedged costs in A$ as compared to US$ revenues and has a positive impact on profit. A depreciation in the US$ as compared to the A$ decreases the value of unhedged sales revenue in A$ as compared to A$ costs and exerts negative pressure on profit. AofA contributes the majority of AWAC’s earnings. However, for those refineries outside Australia, a portion of their costs are denominated in the local currency and movements in those currencies relative to the US$ will also have an effect on the financial results of Alumina.

Production Costs

Changes in AWAC’s costs have a major impact on its profitability. AWAC’s mining, refining and smelting operations are subject to conditions beyond its or Alumina Limited’s control that can delay deliveries or increase costs for varying lengths of time.

The 2012 cash cost of alumina per tonne produced increased by 1% over 2011. This increase mainly reflected a rise in the cost of caustic soda, partially offset by a reduction in other costs.

Earnings before interest, tax, depreciation and amortization margin was $31 per tonne, a decline of $39 per tonne on 2011. Lower margins were predominantly as a result of weaker prices and higher input costs partially offset by productivity improvements.

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

The traditional alumina pricing methodology was to link the price of alumina as a percentage of the aluminium price. The linkage methodology in recent years has not recognized that alumina industry fundamentals are different from those of aluminium.

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

The electricity supply to AWAC’s smelters is primarily under 30-year contracts expiring in 2014 and 2016. The cost of electricity is a substantial individual cost in the production of aluminium. The level of electricity tariffs available after the expiry of these contracts is material to the level of smelter production costs and profitability. AofA has entered into new base-load electricity contracts to power AWAC’s smelter at Point Henry, Geelong, and the Portland aluminium smelter to 2036. Refer to page 31 for further comment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Political Risk

AWAC operates in a number of countries. Political activities in these countries may be destabilizing and disruptive to AWAC’s operations. The impact of any such disruption could range from a minor increase in operating costs or taxes to a materially adverse impact, such as the closure of an operation.

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

During 2006 the AWAC joint partners entered into a new funding agreement under which future capital expenditures are to be funded by the partners contributing directly to cash calls issued by the relevant AWAC entity. When such cash calls are issued, additional dividends equal to the amount of the cash call will, subject only to availability of cash and earnings, be paid by AWAC entities to the partners. During 2010, the funding agreement was extended on the basis that two years notice is required to terminate the agreement.

Alcoa and Alumina have agreed that Alumina Limited will receive dividends from AWAC of not less than US$100 million during 2013.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2012 Performance Compared to 2011

Overview – Alumina Limited

Alumina’s consolidated net loss after tax from continuing operations was $62.1 million for the year ended December 31, 2012 compared with a profit of $126.6 million for the year ended December 31, 2011. This decrease in 2012 compared to 2011 was due to the following:

Share of net profits of associates using the equity method

Share of net profit of associates decreased by $187.1 million (108%) to a loss of $14.0 million. Refer to Overview-AWAC on page 47 for explanation on the decrease.

The AWAC results are adjusted for differences between US GAAP and IFRS prior to incorporation into the Alumina Limited results. These adjustments are non-cash book entries.

The main adjustments for the 2012 year are:

•	recognition of $69 million deferred tax credit in Brazil;

•	recognition of $8 million debit after tax for defined benefit pensions; and

•	recognition of $3 million credit after tax for movements in embedded derivatives.

General and administrative expenses

General and administrative expenses increased by $1.7 million (10%) to $19.0 million. Most of Alumina Limited’s general and administrative expenses are incurred in Australian dollars. The increase over 2011 reflects one-off expenses that exceeded other expense reductions.

Other Income/expenses

A net gain of $0.6 million on Brazilian Real financial instruments, principally on BRL instruments was recognized in 2012 compared to a $0.1 million gain in 2011.

Borrowing Costs

Borrowing costs increased by $0.9 million (3%) to $29.4 million due to the overall increase in net debt position partially offset by lower commitment and upfront fees.

Income tax expense

In 2012, Alumina incurred an income tax charge of $0.4 million compared to a charge of $1.0 million in 2011. The majority of the income of Alumina is the equity accounted share of profits which is not assessable for tax.

Cash Flows

Alumina’s net cash inflow from operating activities for 2012 was $48.6 million, compared to $196.1 million in 2011, a decrease of 75%. Lower dividends and distributions from associates, higher general and administrative expenses and higher borrowing costs drove lower cash from operating activities.

Alumina’s cash outflow relating to investing activities from continuing operations for 2012 was $171.0 million, compared to $149.3 million in 2011, an increase of 14%. This increase in cash outflows from investing activities in 2012 was due to further investments in AWAC’s refineries. Alumina Limited did not receive any proceeds from return of invested capital during 2012, compared to $17.3 million received during 2011.

Alumina’s net cash inflow from financing activities for continuing operations was $114.3 million for 2012, compared to an outflow of $139.2 million in 2011. Key changes were:

•	There were no payments for the repurchase of the convertible bond in 2012 compared to $167.6 during 2011.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

•	Cash dividends paid were $73.2 million in 2012 compared with $170.6 million in 2011.

•	Drawdowns of $240.0 million in 2012, offset by debt repayments of $52.5 million, compared to drawdowns of $285.0 million offset by debt repayments of $86.0 million in 2011.

Net Assets

Alumina’s net assets decreased in 2012 by $225.5 million (8%) to $2,628.5 million primarily because:

•

Investment in associates decreased by $28.7 million to $3,296.1 million. The decrease was attributable to the impact of the higher Australian dollar and Brazilian Real amounting to $89.7 million and a surplus of dividends received over equity share in profits of $109.1 million offset by additional funding capitalization in AWAC entities amounting to $171.0 million.

•	Cash decreased by $8.9 million to $10.1 million, for the reasons noted above in the discussion on Alumina’s cashflow from operating, investing and financing activities.

•

Interest-bearing liabilities increased by $183.9 million to $674.5 million. During 2012 Alumina borrowed additional amounts in US$ amounting to $240.0 million and repaid debt amounting to $52.5 million.

Equity

Alumina’s equity decreased by $225.5 million (8%) in 2012 to $2,628.5 million. The key items include:

•	$89.9 million net exchange loss recognized in equity in 2012;

•	$62.1 million of net losses for 2012; and

•	$73.2 million of dividends provided in 2012.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview – AWAC

The following analysis should be read in conjunction with AWAC’s combined financial statements prepared in accordance with US GAAP included in Item 18.

2012 Performance Compared to 2011 Performance

US GAAP ($ million)

	2012 Full Year	2011 Full Year
Total Sales
Third-party sales	3,645.0	4,144.6
Related party sales	2,170.3	2,522.4

Total Sales	5,815.3	6,667.0

Net (Loss)/Income (after tax)	(91.9)	469.7

AWAC’s 2012 sales revenue of $5,815.3 million (including sales to parties related to AWAC of $2,170.3 million) was 13% lower than 2011 sales revenue of $6,667.0 million (including sales to related parties of $2,522.4 million). Alumina revenue declined by 13% compared to 2011. Price movements were the principal reason for the revenue decrease. Realized alumina prices decreased 13% compared to 2011. LME-linked contract prices declined by a greater extent than contracts based on spot or alumina index.

AWAC’s alumina production was 15.6 million tonnes (2011: 15.7 million tonnes) down 0.6% from 2011. The reduction largely resulted from planned reduced annual production of approximately 390 thousand metric tonnes in the higher unit cost refineries, offset by production creep in the lower unit cost Australian refineries that continued to operate at near or above nameplate capacity during 2012. AWAC’s nameplate production capacity is 17.2 million tonnes per annum.

Aluminium production from AWAC’s two aluminium smelters was 358 thousand tonnes of aluminium, compared to 2011 production of 357 thousand tonnes.

AWAC Historical Production and LME Aluminium Price

AWAC Production Performance	2012	2011
Alumina Production (million tonnes)	15.6	15.7
Aluminium Production (‘000 tonnes)	358	357
LME Aluminium Price (US$/lb)	0.93	1.10

AWAC’s net loss of $91.9 million in 2012 represented a decrease of 120% compared to a net profit of $469.7 in 2011.

Price movements were the principal reason for the revenue decrease. The 2012 cash cost of alumina per tonne increased by 1% over 2011. This increase mainly reflected a rise in the cost of caustic soda, partially offset by a reduction in other costs.

EBITDA margin was $31 per tonne, a decline of $39 per tonne on 2011. Lower margins were predominantly as a result of weaker realized prices and higher input costs partially offset by productivity improvements.

Net cash inflow from financing operations increased to $258.7 million, compared to a $441.0 million outflow in 2011. Key changes were:

•	a decrease in level of dividends paid and return of capital to partners of $403.4 million to $238.5 million in 2012 compared to $641.9 million in 2011;

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

•

an increase in partners’ contributions, totalling $428.4 million in 2012, compared to $426.7 million in 2011, to fund the Ma’aden investment and the interest in the Enterprise Partnership. The remaining contributions were used to fund final construction on the Juruti mine, and to support operations in Spain; and

•	an increase in debt of $81.1 million in 2012 compared to a decrease of $215.4 million in 2011.

Net cash outflow from investing activities increased 53% in 2012 to $575.3 million, compared to $376.8 million in 2011. Capital expenditure totalled $375.3 million, 4% below 2012. Approximately $347 million was associated with sustaining capital, with the majority in Australia. The Australian operations included residue storage areas and the relocation of the crusher facilities at the Huntly mine, which reduced haul road distance and improved mine productivity. Growth capital expenditure mainly related to the completion of the works of the Juruti mine infrastructure in Brazil. Additions to investments increased by 197% in 2012 to $202.9 million compared to $68.2 million in 2011, mainly as a result of the Ma’aden project.

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

The main adjustments for the 2011 year are:

•	reversal of $47 million tax credit in Brazil;

•	recognition of $154 million debit after tax for defined benefit pensions; and

•	recognition of $150 million credit after tax for movements in embedded derivatives.

General and administrative expenses

General and administrative expenses increased by $2.6 million (18%) to $17.3. Most of Alumina Limited’s general and administrative expenses are incurred in Australian dollars. The translation of these Australian dollars into US dollars has been impacted by the strength of the Australian dollar over 2011, contributing $1.7 million of the increase to reported expenses.

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

Income tax expense

In 2011, Alumina incurred an income tax charge of $1.0 million compared to a nil charge in the prior year. The majority of the income of alumina is the equity share of profits which is not assessable for tax.

Cash Flows

Alumina’s net cash inflow from operating activities for 2011 was $196.1 million, compared to $200.6 million in 2010, a decrease of 2%. Marginally lower dividends and distributions from associates and higher general and administrative expenses drove lower cash from operating activities. Impact was offset by lower borrowing costs.

Alumina’s cash outflow relating to investing activities from continuing operations for 2011 was $149.3 million, compared to $142.4 million in 2010, an increase of 5%. This increase in cash outflows from investing activities in 2011 was due to further investments in the Alumar refinery and Juruti mine in Brazil, and the San Ciprian refinery in Spain. There were no proceeds received from derivatives in 2011 as opposed to $6.0 million of proceeds received from derivatives in 2010. Alumina Limited received $17.3 million of proceeds from return on invested capital during 2011, higher than the $13.8 million received during 2010.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Alumina’s net cash outflow from financing activities for continuing operations was $139.2 million for 2011, compared to an outflow of $242.6 million in 2010. Key changes were:

•	Payments for the repurchase of the convertible bond amounted to $167.6 million during 2011 compared to $181.5 million during 2010.

•	Cash dividends paid of $170.6 million in 2011 compared with $93.7 million in 2010.

•	Drawdowns of $285.0 million in 2011, offset by debt repayments of $86.0 million, compared to drawdowns of $33.7 million offset by debt repayments of $1.1 million in 2010.

Net Assets

Alumina’s net assets decreased in 2011 by $217.5 million (7%) to $2,854.0 million. The key points to note are:

•

Investment in associates decreased by $90.8 million to $3,324.8 million. The decrease was attributable to the higher Australian dollar and Brazilian Real amounting to $168.3 million, a return of capital amounting to $17.3 million and by surplus of dividends received over equity share in profits of $66.8 million offset by additional funding capitalization in AWAC entities amounting to $166.6 million.

•	Cash decreased by $93.1 million to $19.0 million, for the reasons noted above in the discussion on Alumina’s cash flow from operating, investing and financing activities.

•

Interest-bearing liabilities increased by $26.7 million to $490.6 million. During 2011 Alumina borrowed additional amounts in US$ amounting to $285.0 million and repaid debt amounting to $86.0 million.

Equity

Alumina’s equity decreased by $217.5 million (7%) in 2011 to $2,854.0 million. The key items include:

•	$168.9 million net exchange loss recognized in equity in 2011;

•	$126.6 million of net profits for 2011; and

•	$170.8 million of dividends provided in 2011.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview – AWAC

2011 Performance Compared to 2010 Performance

US GAAP ($ million)

	2011 Full Year	2010 Full Year
Total Sales
Third-party sales	4,144.6	3,452.4
Related party sales	2,522.4	2,004.1

Total Sales	6,667.0	5,456.5

Net Income (after tax)	469.7	335.3

AWAC’s 2011 sales revenue of $6,667.0 million (including sales to parties related to AWAC of $2,522.4 million) was 22% higher than 2010 sales revenue of $5,456.5 million (including sales to related parties of $2,004.1 million). Realized alumina prices increased 22% from 2010. This reflected both the transition to third party smelter grade alumina sales with reference to alumina price indices, and the increase in aluminium prices over 2011, which flowed through to alumina contracts priced as a percentage of aluminium. Alumina revenue increased 26% compared to 2010. Price movements accounted for 90% of the revenue increase, with volume increase driving the remaining 10%.

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

Operating margin was $70 per tonne, an improvement of $23 per tonne on 2010, with higher realized prices offsetting the impact of the weaker US dollar and higher raw material and energy costs. In the first half of 2011, operating margin was $76 per tonne, reducing to $64 per tonne in the second half as global concerns, particularly around Europe, were reflected in volatile and lower prices.

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

•

the amount of capital expenditure required by AWAC to develop new projects or maintain or expand existing operations (refer to Section 4.B for discussions of the development of the Juruti bauxite mine, expansion of the Alumar refinery and other potential capacity investments).

These factors are expected to continue to influence Alumina’s liquidity and capital resources in future years.

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

In 2006, Alumina and Alcoa entered into new funding arrangements to provide the AWAC partners with additional dividends from AofA for funding AWAC’s capital projects. During 2010, the funding arrangements were extended on the basis that two years notice is required to terminate the arrangements.

It is expected that Alumina’s existing balance of franking credits and the funding arrangements between Alumina and Alcoa will enable Alumina to fully frank dividends that are declared.

Dividends received in 2008, 2009, 2010, 2011 and 2012 have partially funded Alumina’s investment in AWAC’s growth projects. Alumina’s share of additional funding requirements was met by increased borrowings and the 2008 and 2009 rights issues.

Dividends of $73.2 million were paid during 2012. Dividends of $170.6 million were paid during 2011. Alumina has continued the suspension of the Company’s Dividend Reinvestment Plan.

Dividends and distributions received from AWAC and drawings under Alumina’s committed debt facilities funded the Company’s financing requirements in 2012 including AWAC’s investments in the completion of growth projects in Brazil and sustaining capital projects.

On August 29, 2012, Standard & Poor’s (S&P) lowered Alumina Limited’s credit rating to BBB – Outlook Stable from BBB Outlook Negative due to their expectation of weak alumina and aluminium market dynamics. On February 22, 2013, S&P reconfirmed that rating.

Funds generated from Alumina’s continuing operating activities were $48.6 million for the year ended December 31, 2012, compared with $196.1 million in 2011. This decrease was a result of lower dividends from associates, higher corporate costs and higher amounts of interest paid on borrowings.

Working capital was negative $44.7 million at December 31, 2012, compared to working capital of negative $32.8 million at December 31, 2011. The increase was due to a reduction in cash balances. Cash balances at December 31, 2012 were $10.1 million compared to $19.0 million at December 31, 2011. Alumina’s net debt increased during the

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

year from $471.6 million to $664.4 million primarily from an increase in borrowings and reduction in cash. Alumina’s working capital is considered to be sufficient for Alumina’s present requirements and that Alumina’s liabilities can be met using available cash and undrawn committed facilities whose maturities extend to 2017.

Gross debt drawn down under Alumina’s various debt facilities was $674.5 million at December 31, 2012 compared to total gross borrowings of $490.6 million at December 31, 2011. The increase in debt at year end is due to Alumina’s continuing payments for investments in associates included investment in the Juruti mine in Brazil.

The maturity of debt is outlined in Note 15 to the Consolidated Financial Statements. Alumina’s funding facilities at December 31, 2012 include bilateral bank facilities, a syndicated loan and a development bank loan. The syndicated facility is available in US dollars. The bilateral facilities are available in US dollars, Australian dollars and Euro. The development bank loan is fully drawn in US dollars and Brazilian Reais.

Funding facilities were restructured during 2011 and 2012, to provide greater diversity of funding sources and smaller refinancing requirements. Alumina’s maturity profile has also been lengthened.

A syndicated US$ three and five year debt facility totalling $320 million was entered into on November 12, 2010. The three year tranche was extended until December 2017 in December 2012. During 2012, Alumina Limited added $200 million in new committed debt facilities with terms of two and five years and successfully refinanced $107 million committed bank facilities due for maturity in November 2013 to December 2017.

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

•	project finance should be utilised where warranted by risk management considerations (country or project specific);

•	where foreign currency assets are acquired, raising debt in that currency should be considered to achieve a balance sheet hedge and reduce foreign exchange translation exposures; and

•	interest costs should be minimised.

Capital expenditure was $171 million for the year ended December 31, 2012 and $166.6 million for the year ended December 31, 2011. The expenditures were in the form of equity contributions to fund AWAC’s expansion projects in Brazil, equity contributions for the Ma’aden joint venture and contributions for working capital.

In February 2013, Alumina announced a placement of approximately 366 million shares with CITIC (“China International Trust and Investment Company”) entities raising approximately A$452 million Australian dollars. The proceeds were primarily used to repay drawn debt.

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

	Amount of Commitment – December 31, 2012
Contractual Obligations	Total	Less than 1 year	Between 1-3 years	Between 3-5 years	Over 5 years
	($ million)
Short term debt	52.0	52.0	—	—	—
Long term debt	622.5	—	517.5	105.0	—
Other liabilities reflected on the Company’s balance sheet	8.4	7.8	0.6	—	—

Total on-balance sheet contractual obligations	682.9	59.8	518.1	105.0	—

	Amount of Commitment – December 31, 2012
Other Commercial Commitments	Total	Less than 1 year	Between 1-2 years	Between 2-5 years	Over 5 years
	($ million)
Operating lease commitments	0.3	0.1	0.1	0.1	—

Operating lease commitments relate to the corporate office facilities in Australia.

Contractual obligations do not include interest.

Interest on Financing Facilities includes floating rates on the BNDES facility linked to both Libor (after hedging) and the BNDES Currency Basket rate, which is predominantly USD based.

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

The Directors in office at April 11, 2013 were:

Name	Position	Summary of Experience	Initially Elected or Appointed a Director	Age	Expiry of Current Term
Executive Directors

John Bevan	Executive Director/ Chief Executive Officer	Mr Bevan was elected as Executive Director and Chief Executive Officer on June 16, 2008. He is currently a Non-executive director of Ansell Limited (appointed August 2012). Prior to commencing with Alumina Limited, Mr Bevan most recently held the position of chief executive of Process Gas Solutions at BOC Group Plc and was elected to the Board of Directors. He had a long career with the BOC Group Plc including a variety of management roles in Australia, Korea, Thailand and the UK before becoming chief executive of Asia in 2000. He was a director of BOC Plc in London from 2003 to 2007. Mr Bevan has strong commercial and operational experience gained through operating in joint ventures in many parts of the world, particularly Asia.	June 2008	56	N/A

Non-Executive Directors

G. John Pizzey(1)(2)(3)	Chairman	Chairman of Iluka Resources Ltd (appointed November 2005), a director of Amcor Limited (September 2003). Mr Pizzey is a life governor of Ivanhoe Grammar School and a former chairman and director of the London Metal Exchange. Mr Pizzey was previously a director of AofA from April 1999 to December 2003.	June 2007	67	(4)

Peter A.F. Hay(1)(2)(3)	Director	Chairman of the Advisory Board of Lazard in Australia, and is a director of Australian and New Zealand Banking Group Limited, Landcare Australia Limited, GUD Holdings Limited, and Epworth Foundation and was appointed a director of Myer Holdings Limited in February 2010. He is a former Chief Executive Officer of the law firm Freehills.	December 2002	62	(4)

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Name	Position	Summary of Experience	Initially Elected or Appointed a Director	Age	Expiry of Current Term

Emma Stein(1)(2)(3)	Director	Non-executive director of Clough Limited, Non-Executive Director for Diversified Utilities Energy Trust, Non-Executive Director for Programmed Maintenance Group, Transpacific Industries Group. Formerly the UK Managing Director for French utility Gaz de France’s energy retailing operations. Before joining Gaz de France she was UK Divisional Managing Director for British Fuels.	February 2011	52	(4)

P Wasow(1)(2)(3)	Director	Non-executive director of Murchison Metals Limited. Mr Wasow served eight years at Santos Limited from 2002 to 2010. Initially appointed as Chief Financial Officer, he assumed the additional role of Executive Vice President from 2008. Prior to joining Santos, Mr Wasow held several senior roles over a 23 year career at BHP including Vice President of Finance.	August 2011	54	(4)

Chen Zeng(2)(3)	Director	Vice Chairman and Chief Executive Officer of CITIC Resources Holding Limited (a Hong Kong Stock Exchange listed company) and the Executive Chairman of its wholly-owned subsidiary CITIC Resources Australia Pty Ltd. Mr Zeng is also a director of CITIC Dameng Holdings Limited and Marathon Resources Limited. Mr Zeng was a director of Macarthur Coal Limited from 2007 to 2011. Mr Zeng has been a full time executive with CITIC Group Corporation for over 24 years.	March 2013	49	(4)

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nomination Committee
(4)

As explained in Section C, Non-executive directors are subject to retirement by rotation. Mr Peter A.F. Hay was re-elected as a director at the 2010 annual general meeting and will stand for re-election at the 2013 annual general meeting. Mr G. John Pizzey was re-elected as a director at the 2011 annual general meeting. Ms Emma Stein was appointed a director on February 3, 2011 and elected a director at the 2011 annual general meeting and has elected to retire and stand for re-election at the 2013 annual general meeting. Mr Wasow was appointed a director on August 26, 2011 and was appointed a director at the 2012 annual general meeting. Mr Zeng was appointed a director on March 15, 2013 and will be seeking election at the 2013 annual general meeting.

In addition to the Chief Executive Officer, there are two other executive officers appointed by and reporting to the Chief Executive Officer responsible for the day to day running of the business. As at April 11, 2013, the executive officers were:

Executive Officer	Position	Summary of Experience	Appointed as Executive officer
Chris Thiris	Chief Financial Officer	Responsible for accounting, treasury, investor relations and taxation. Mr Thiris has extensive experience in finance and management functions gained through senior roles he has held in other organisations.	December 2011

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Executive Officer	Position	Summary of Experience	Appointed as Executive officer
Stephen Foster	General Counsel & Company Secretary	Responsible for legal, company secretarial, shareholder services, insurance and human resources. Mr Foster joined WMC Limited in November 2002 following more than three years with Village Roadshow Ltd as Business Affairs Manager (Projects). Mr Foster previously held legal positions with WMC’s Legal and Treasury department from 1990 to 1999 and with Arthur Robinson & Hedderwicks (now Allens Linklaters) from 1987 to 1990.	December 2002

B. Compensation

For the year ended December 31, 2012, the aggregate amount of compensation paid and accrued to the Alumina directors and executives of Alumina was $4,969,514 (compared to $5,848,080 in 2011 and $4,146,585 in 2010). There is no other contingent or deferred compensation arrangements accrued for executives or directors. The remuneration of individual directors and executives is paid in A$ and converted in the tables below to US$ using the 2012 yearly average rate which increased by 0.3%.

Non-executive directors remuneration January to December 2012	Director’s fee(1) $	Other(2) $	Total $
Current Non-executive directors
G. John Pizzey (from 8/06/07)	372,780	16,695	389,475
Peter A. F. Hay (from 11/12/02)	176,035	15,843	191,878
Emma Stein (from 3/2/11)	176,035	15,843	191,878
Peter Wasow (from 26/08/11)	181,213	16,309	197,522

(1)	Includes board and committee fees.
(2)

Includes Alumina’s contribution to superannuation. All employees of Alumina Limited are members of an accumulation category plan which offers a minimum contribution (subject to certain cashing out options and legislation) of 9% cent of basic salary to each member’s account.

Executive director remuneration and executive remuneration January to December 2012	Fixed remuneration(1) $	Other compensation(2) $	Total remuneration $
Current executive directors
John Bevan, Chief Executive Officer	1,187,511	1,094,935	2,282,446
Current senior executives
Chris Thiris, Chief Financial Officer	647,188	240,249	887,437
Stephen Foster, General Counsel and Company Secretary	483,371	345,506	828,877

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

Eligible retiring directors may offer themselves for re-election by the shareholders. The Company’s Nomination Committee Charter provides that Non-Executive Directors shall retire after nine years of continuous service as a Non-Executive Director (or immediately prior to the next succeeding annual general meeting of the Company after completion of the nine year period) unless otherwise requested to continue by the Board. After elected by the shareholders, a Director who is appointed a Managing Director by the Board is not required to retire by rotation. The Directors may appoint a Director either to fill a casual vacancy or as an addition to their numbers. Such Directors hold office until the next Annual General Meeting and may be elected by the shareholders at such meeting, but are not taken into account in determining the number of Directors who are to retire by rotation at that meeting.

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

If Mr Bevan’s employment is terminated on the basis of redundancy of the position or by Mr Bevan giving written notice to Alumina Limited in the event of a Significant Change (which is defined to be if Alumina Limited ceases to be listed on the Australian Stock Exchange, or if there is a Significant Change to his status and/or responsibilities which is detrimental to him, or if Alumina Limited decides the position is no longer required and suitable alternative employment is not offered, or Mr Bevan does not accept other employment within Alumina or another employer), then Mr Bevan is entitled to:

•	statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is three years or more continuous service); and

•	the aggregate of a notice payment of 12 months, a severance payment of two and a half weeks per completed year of service, and an additional severance payment of 13 weeks.

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

If Mr Thiris or Mr Foster’s employment is terminated on the basis of redundancy of their position or if they give written notice to Alumina in the event of a Significant Change to their status and/or responsibilities which is detrimental to them, or if Alumina Limited decides their position is no longer required and suitable alternative employment is not offered or if they do not accept other employment, then Mr Thiris and Mr Foster (as relevant) are entitled to:

•	statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is three years or more continuous service); and

•	the aggregate of: a notice payment of 12 weeks, a severance payment of two and a half weeks per completed year of service, and an additional severance payment of 13 weeks.

Mr Thiris and Mr Foster are not entitled to the payment outlined above where the reason for a Significant Change is poor performance or inability to fulfill agreed responsibilities. Mr Thiris and Mr Foster are not entitled to retirement benefits other than superannuation entitlements.

Non-Executive Director Retirement Benefits

Non-executive Directors receive, in addition to their fees, a superannuation guarantee contribution which for 2012 was 9% of their fees to a maximum of A$16,123 for the Chairman, and between A$15,300 to A$15,750 for other Non-executive Directors. Non-executive Directors do not receive any other retirement benefits.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

D. Employees

At December 31, 2012, Alumina employed 12 people directly. All Alumina employees work in the corporate office in Australia. For details of the number of AWAC employees for the periods presented refer to Item 4.B.(iii) “Employees”.

E. Share Ownership

Alumina Limited does not have any option plans available to non-executive Directors, executives and senior managers (including executive Directors) or employees (other than the Employee Share Plan (ESP) under which the Performance Rights are provided to Senior Executives).

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

For those performance rights granted since 2008, if less than 100% vest when tested initially at the end of a three year period, two further tests apply (over a four week period) six and 12 months after the initial test. Any performance rights which do not vest after the second retest will lapse.

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

Set out below are the assumptions made for the performance rights granted on March 9, 2012:

Share Price at Valuation date	$1.185
Risk Free rate	3.63%
Dividend Yield	3.1%
Volatility	47%

The volatility assumption is based on the actual volatility of Alumina Limited’s daily closing share price over the three year period to the valuation date.

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

Set out below are summaries of performance rights granted under the Plan:

2012

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number		Vested during the year Number	Expired during the year Number	Balance at end of the year Number
13/1/2009	30/11/2011	352,500	—		—	(352,500)	—
12/2/2010	20/12/2012	496,600	—		—	(11,000)	485,600
18/2/2011	6/12/2013	428,400	—		—	(9,100)	419,300
9/3/2012	11/12/2014	—	680,240	[1]	—	(14,200)	666,040

Total		1,277,500	680,240		—	(386,800)	1,570,940

[1]	Fair value per performance right at grant date was A$0.78.

2011

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number		Vested during the year Number	Expired during the year Number	Balance at end of the year Number
8/2/2008	4/12/2010	15,850	—		—	(15,850)	—
13/1/2009	30/11/2011	352,500	—		—	—	352,500
12/2/2010	20/12/2012	634,300	—		—	(137,700)	496,600
18/2/2011	6/12/2013	—	559,900	[2]	—	(131,500)	428,400

Total		1,002,650	559,900		—	(285,050)	1,277,500

[2]	Fair value per performance right at grant date was A$2.03.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Shareholdings

The numbers of shares in the Company held during the financial year by each director of Alumina Limited and the key management personnel of the Company and consolidated entity, including their personally-related entities, are set out below.

2012	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year	Balance at the end of the year
Name
Directors of Alumina Limited
Ordinary shares
P A F Hay	112,598	—	—	112,598
J Pizzey	65,445	—	—	65,445
E Stein	14,281	—	—	14,281
J Bevan	432,152	—	—	432,152

Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	144,867	—	—	144,867

2011	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year	Balance at the end of the year
Name
Directors of Alumina Limited
Ordinary shares
D M Morley[1]	951,670	—	—	951,670
P A F Hay	112,598	—	—	112,598
R J McNeilly[2]	115,145	—	—	115,145
J Pizzey	65,445	—	—	65,445
E Stein	—	—	14,281	14,281
J Bevan	355,380	—	76,772	432,152
J S Downes[3]	174,350	—	31,210	205,560
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

As at February 28, 2013, Alumina had on issue 2,806,225,615 fully paid ordinary shares.

Alumina is not directly or indirectly owned or controlled by another corporation, any foreign government or any person.

The following table sets forth, as at February 28, 2013, information in respect of:

(i)	any person who is known to Alumina to be the registered owner of more than 5% of any class of its voting securities; and

(ii)	the total amount of any class of its voting securities owned by the Directors and Executive General Managers of Alumina as a group.

Title of class	Identity of person or group	Amount owned	% of class
Fully paid Ordinary Shares	National Nominees Ltd	586,632,452	20.90

	HSBC Custody Nominees (Aust) Limited	469,451,225	16.73

	J P Morgan Nominees Australia Ltd	432,481,132	15.09

	CITIC Resources Australia Pty Ltd	219,617,657	7.83

	Bestbuy Overseas Co., Ltd	146,411,771	5.22

Fully paid Ordinary Shares(1)	Directors and Executive officers of Alumina as a group	1,249,691	0.04

(1)	Includes Alumina’s ADS’s

The nominee companies listed in the previous table hold these fully paid ordinary shares on behalf of numerous beneficial owners. Beneficial owners known to have owned more than 5% of the issued and outstanding fully-paid ordinary shares are listed below. Their history of significant changes over the last three years is outlined below:

Beneficial Owner	Date	Number of Shares	% Shareholding
BlackRock Investment Management (Australia) Limited	12/20/2011	118,188,317	4.84%
	01/25/2011	130,606,615	5.35%

Perpetual Limited and subsidiaries	12/11/2012	117,881,382	4.83%
	10/12/2011	172,698,578	7.08%
	08/23/2011	147,093,709	6.03%
	07/27/2011	122,169,825	5.01%

Ausbil Dexia Limited	11/18/2011	119,682,580	4.90%
	03/22/2010	149,638,549	6.13%

Cooper Investors Pty Ltd	02/23/2012	121,111,832	4.96%
	11/08/2011	123,116,997	5.05%
	04/06/2011	120,057,311	4.92%
	08/19/2010	127,237,415	5.21%
	07/12/2010	122,157,783	5.01%

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Beneficial Owner	Date	Number of Shares	% Shareholding
Schroders	05/16/2012	172,782,144	7.08%
	04/11/2012	147,557,915	6.05%
	11/18/2011	122,148,428	5.01%
	06/01/2009	113,270,773	4.64%
	05/09/2009	114,973,760	5.22%

CITIC Resources Australia Pty Ltd[1]	02/14/2013	219,617,657	7.83%

Bestbuy Overseas Co., Ltd[1]	02/15/2013	146,411,771	5.22%

Manning & Napier LLC	03/28/2013	158,270,545	5.64%
	12/31/2012	168,652,695	6.91%
	09/30/2012	143,461,445	5.88%
	06/30/2012	68,314,290	2.80%
	03/31/2012	37,277,390	1.53%

Ellerston Capital Limited	03/28/2013	143,168,675	5.10%
	12/31/2012	120,664,390	4.94%
	09/30/2012	113,106,402	4.64%
	06/30/2012	81,625,600	3.35%
	12/31/2011	41,182,275	1.69%

[1]	These are related companies and held by CITIC Resources Holdings Limited (a Hong Kong Stock Exchange listed company).

All fully paid shareholders have the same voting rights as any other fully paid shareholder. There are no arrangements, known to Alumina, the operation of which may at a subsequent date result in a change in control of Alumina.

As at February 28, 2013, 661,698 Alumina fully paid ordinary shares were registered in the name of 211 residents of the United States and represented approximately 0.02% of the total number of Alumina fully paid ordinary shares issued and outstanding. As at February 28, 2013, 20,707,782 Alumina ADRs were outstanding (representing 82,831,128 Alumina fully paid ordinary shares) and were registered in the name of 242 residents of the United States and represented approximately 2.95% of the total number of fully paid ordinary shares issued and outstanding.

B. Related Party Transactions

Loans to directors

No loans were provided in 2012 or 2011, and no balances remained outstanding at December 31, 2012 or December 31, 2011.

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

	2012	2011
*	Number of Alumina Limited shares
The aggregate number of vested shares granted to executives through participation in the Alumina Employee Share Plan was:	—	—

Details of shares and share options held by directors of the parent entity or their director-related entities at period end are as follows:
- fully paid shares	624,476	624,476

*	Individual directors beneficially own less than 1% of total ordinary shares outstanding, the only class of shares issued by Alumina Limited.

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

Other Related Parties

On November 19, 2008, Alumina Finance Limited (“Lender”), a wholly-owned subsidiary of Alumina Limited, along with Aluminio Espanol S.A. (“Lender”) entered into a Revolving Credit Facility Agreement with Alumina Espanola S.A. (“Borrower”), an entity which forms part of AWAC. In April 2009, Alumina Limited also became a party to the Revolving Credit Facility Agreement as a Lender to the Borrower. The lenders from time to time will lend to the Borrower amounts up to a maximum outstanding principal not to exceed Euro 150,000,000 for the purpose of funding the Borrower’s alumina refinery operating needs. During 2009, the lenders advanced a total of Euro 68,847,921 to the Borrower. Monies advanced under this facility were returned to Alumina Limited and Alumina Finance Limited in September 2009 and December 2009. At December 31, 2012 there were no loans outstanding.

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

These claims include the Alcoa Lease. However, as a result of the Ward decision, the potential exposure of AofA to this claim is significantly reduced by the High Court’s finding that any native title right in minerals (if it could be established on the evidence) has been extinguished.

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

Juruti

As previously reported, on November 30, 2010, Alcoa Alumínio S.A. (Alumínio) received service of a lawsuit that had been filed by the public prosecutors of the State of Pará in Brazil in November 2009. The suit names the company and the State of Pará, which, through its Environmental Agency, had issued the operating license for the company’s new bauxite mine in Juruti. The suit concerns the impact of the project on the region’s water system and alleges that certain conditions of the original installation license were not met by the company. In the lawsuit, plaintiffs requested a preliminary injunction suspending the operating license and ordering payment of compensation. On April 14, 2010, the court denied plaintiffs’ request. Alumínio presented its defense in March 2011, on grounds that it was in compliance with the terms and conditions of its operating license, which included plans to mitigate the impact of the project on the region’s water system. In April, 2011, the State of Pará defended itself in the case asserting that the operating license contains the necessary plans to mitigate such impact, that the State monitors the performance of Aluminio’s obligations arising out of such license, that the licensing process is valid and legal, and that the suit is meritless. Alcoa’s stated position is that any impact from the project had been fully repaired when the suit was filed. Alcoa also believes that Jara Lake has not been affected by any project activity and any evidence of pollution from the project would be unreliable. Following the preliminary injunction, the plaintiffs have taken no further action. Alcoa is not certain whether or when the action will proceed. Given that this proceeding is in its preliminary stage and the current uncertainty in this case, Alumina is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

FINANCIAL INFORMATION

St Croix

In September 1998, Hurricane Georges struck the U.S. Virgin Islands, including the St. Croix Alumina, L.L.C. (“SCA”) facility on the island of St. Croix. The wind and rain associated with the hurricane caused material at the location to be blown into neighbouring residential areas. SCA undertook or arranged various clean up and remediation efforts. The Division of Environmental Protection (“DEP”) of the Department of Planning and Natural Resources (“DPNR”) of the Virgin Islands Government issued a Notice of Violation that Alcoa has contested. In February 1999, certain residents of St. Croix commenced a civil suit in the Territorial Court of the Virgin Islands seeking compensatory and punitive damages and injunctive relief for alleged personal injuries and property damages associated with “bauxite or red dust” from the SCA facility. In September 2009, the Court granted defendants’ motion for summary judgement on the class plaintiffs’ claim for injunctive relief. In October 2009, plaintiffs appealed the Court’s summary judgement order dismissing the claim for injunctive relief and in March 2011, the U.S. Court of Appeals for the Third Circuit dismissed plaintiffs’ appeal of that order. In September 2011, the parties reached an oral agreement to settle the remaining claims in the case which would resolve the personal property damage claims of the 12 remaining individual plaintiffs. On March 12, 2012, the final judgement was entered in the District Court for the District of the Virgin Islands. On March 23, 2012, the plaintiffs filed a notice of appeal of numerous non-settled matters, including but not limited to discovery orders, Daubert rulings, summary judgement rulings, as more clearly set out in the settlement agreement/release between the parties. Plaintiffs’ appellate brief was filed in the Third Circuit Court on January 4, 2013, together with a motion seeking leave to file a brief of excess length. The court has suspended the remainder of the briefing schedule, including the date for Alcoa’s reply brief, until it rules on plaintiffs’ motion to file its brief of excess length. AWAC’s share of the settlement is fully insured.

On April 23, 2004, St Croix Renaissance Group, LLLP, Brownfield Recovery Corp, and Energy Answers Corporation of Puerto Rico (collectively referred to as “SCRG”) filed a suit against SCA and Alcoa World Alumina LLC (“AWA LLC”) in the Territorial Court of the Virgin Islands, Division of St Croix for claims related to the sale of SCA’s former St Croix alumina refinery to plaintiffs (Contract Action). SCA and AWA LLC thereafter removed the case to federal court and after a several year period of discovery and motion practice, a jury trial on the matter took place in St Croix from January 11, 2011 to January 20, 2011. The jury returned a verdict in favour of plaintiffs and awarded damages as described: on a claim of breaches of warranty, the jury awarded $13 million; on the same claim, the jury awarded punitive damages in the amount of $6 million; and on a negligence claim for property damage, the jury awarded $10 million.

On February 17, 2011, Alcoa filed post-trial motions seeking judgement, notwithstanding the verdict or, in the alternative, a new trial. On May 31, 2011, the court granted Alcoa’s motion for judgement regarding Plaintiffs’ $10 million negligence award and denied the remainder of Alcoa’s motions. Additionally, the court awarded Plaintiffs pre-judgement interest of $2 million on the breach of warranty award. As a result of the court’s post-trial decisions, AWAC recorded a charge of $20.3 million in 2011. On June 14, 2011, Alcoa filed a notice of appeal with the US Court of Appeals for the Third Circuit regarding Alcoa’s denied post-trial motions. Also on June 22, 2011, SCRG filed a notice of cross appeal with the Third Circuit Court related to certain pre-trial decisions of the court and of the court’s post-trial ruling on the negligence claim. The Third Circuit referred this matter to mediation as is its standard practice in appeals. Following mediation and further, separate settlement discussions, the parties executed an agreement dated September 30, 2011 resolving the matter in its entirety, and subsequently jointly petitioned (i) the District Court to release Alcoa from the jury verdict and (ii) the Third Circuit Court of Appeals to dismiss this matter. On March 13, 2012, the District Court entered an order discharging Alcoa from the jury verdict and, on March 14, 2012, the Third Circuit Court of Appeals dismissed the matter. This matter is now fully resolved.

On January 14, 2010, Alcoa was served with a complaint involving approximately 2,900 individual persons claimed to be residents of St. Croix who are alleged to have suffered personal injury or property damage from Hurricane Georges or winds blowing material from the property since the time of the hurricane. This complaint, Abednego, et al. v. Alcoa, et al. was filed in the Superior Court of the Virgin Islands, St. Croix Division. The complaint names as defendants the same entities as were sued in the February 1999 action described above and have added as a defendant the current owner of the alumina facility property. In February 2010, Alcoa and SCA removed the case to the federal court for the District of Virgin Islands. Subsequently, plaintiffs have filed motions to remand the case to territorial court as well as a third amended complaint, and defendants have moved to dismiss the case for failure to state a claim upon which relief can be granted. On March 17, 2011, the court granted plaintiffs’ motion to remand to territorial court. Thereafter, Alcoa filed a motion for allowance of appeal. The motion was denied on May 18, 2011. The parties await assignment of the case to a trial judge. At present, Alumina is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

FINANCIAL INFORMATION

On March 1, 2012, Alcoa was served with a complaint involving approximately 200 individual persons claimed to be residents of St. Croix who are alleged to have suffered personal injury or property damage from Hurricane Georges or winds blowing material from the property since the time of the hurricane in September 1998. This complaint, Abraham, et al. v Alcoa, et al. alleges claims essentially identical to those set forth in the Abednego v Alcoa complaint. The matter was originally filed in the Superior Court of the Virgin Islands, St. Croix Division, on March 30, 2011. By motion filed March 12, 2012, Alcoa sought dismissal of this complaint on several grounds, including failure to timely serve the complaint and being barred by the statute of limitations. At present, Alumina is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

Alba Proceeding

On February 27, 2008, Alcoa Inc. received notice that Aluminium Bahrain BSC (“Alba”) had filed suit against Alcoa Inc. and AWA LLC, and others, in the United States District Court for the Western District of Pennsylvania (the “Court”), Civil Action number 08-299, styled Aluminium Bahrain BSC v Alcoa Inc., AWA LLC, William Rice, and Victor Dahdaleh (the “Alba Proceeding”). The complaint alleged that certain Alcoa entities, including Alcoa of Australia Ltd and Alcoa World Alumina LLC entities (which are part of AWAC), and their agents, including Victor Phillip Dahdaleh, had engaged in a conspiracy over a period of 15 years to defraud Alba. The complaint further alleged that Alcoa and its employees or agents (1) illegally bribed officials of the Government of Bahrain and (or) officers of Alba in order to force Alba to purchase alumina at excessively high prices; (2) illegally bribed officials of the Government of Bahrain and (or) officers of Alba and issued threats in order to pressure Alba to enter into an agreement by which Alcoa would purchase an equity interest in Alba; and (3) assigned portions of existing supply contracts between Alcoa and Alba for the sole purpose of facilitating alleged bribes and unlawful commissions. The complaint alleged that Alcoa and the other defendants violated the Racketeer Influenced and Corrupt Organizations Act (“RICO”) and committed fraud. Alba claimed damages in excess of $1 billion. Alba’s complaint sought treble damages with respect to its RICO claims, compensatory, consequential, exemplary, and punitive damages, rescission of the 2005 alumina supply contract and attorneys’ fees and costs. Neither Alumina Limited, nor any of its employees, is a defendant in the litigation. Alumina holds a 40% equity interest in AWA LLC.

In response to a motion filed by the U.S. Department of Justice (the “DOJ”) on March 27, 2008, the Court ordered the suit filed by Alba to be administratively closed and that all discovery be stayed to allow the DOJ to fully conduct an investigation without the interference and distraction of ongoing civil litigation. The Court further ordered that the case would be reopened at the close of the DOJ’s investigation. On November 8, 2011 at Alcoa’s request, the Court removed the case from administrative stay and ordered Alba to file an Amended Complaint by November 28, 2011 and a RICO case statement 30 days thereafter for the limited purpose of allowing Alcoa to move to dismiss Alba’s lawsuit. Alcoa filed a motion to dismiss, which was denied on June 11, 2012.

The Alba Proceeding was settled in relation to Alcoa Inc. and AWA LLC in October 2012, without any admission of liability, by a cash settlement payment of $85 million, to be paid by AWA LLC in two equal instalments by the first anniversary of the settlement. Based on the settlement agreement with Alba, AWA LLC recorded a charge of $85 million in 2012 in respect of the Alba Proceeding. In addition, AWA LLC entered into a long term alumina supply agreement with Alba.

U.S. Government Investigation relating to Alba Proceeding

On February 26, 2008, Alcoa Inc. had advised the DOJ and the U.S. Securities and Exchange Commission (the “SEC”) that it had recently become aware of these claims, had already begun an internal investigation, and intended to co-operate fully in any investigation that the DOJ or the SEC may commence. On March 17, 2008, the DOJ notified Alcoa that it had opened a formal investigation and Alcoa has reported it has been co-operating with the government. The SEC subsequently commenced a parallel investigation. The United States Foreign Corrupt Practices Act and related statutes and regulations in the United States and elsewhere provide for potential injunctive relief, monetary penalties, disgorgement, prejudgment interest, criminal sanctions and other remedies and may result in certain cases in suspension or debarment from doing business with governmental entities or other collateral consequences.

Alcoa Inc. has reported that the DOJ and the SEC investigations into the subject matter of the Alba Proceeding are ongoing and that it has been actively negotiating with the DOJ and SEC to reach a resolution of those investigations. However, Alcoa Inc. has stated that it has not reached any agreement with either agency. Alcoa Inc. has

FINANCIAL INFORMATION

stated that, given the uncertainty regarding whether a settlement can be reached and, if reached, on what terms, it is not able to estimate a range of reasonably possible loss with regard to any such settlement. If a settlement of the DOJ and SEC investigations is reached, Alcoa Inc. has stated that it believes that the settlement amount would be material to Alcoa Inc’s results of operations for the relevant fiscal period. In the event that a settlement is reached in relation to the DOJ and SEC investigations of the Alba matter, Alcoa Inc. and Alumina Limited have agreed that the cash costs of the settlement of the Alba Proceeding and the DOJ and SEC investigations will be allocated between them such that 62.5% will be borne by Alcoa Inc. and 37.5% by AWAC. If a settlement is reached with the DOJ and the SEC regarding their investigations, under that agreement between Alcoa and Alumina Limited, the Company expects a reallocation of a portion of the costs (including legal fees) of the Alba civil settlement from AWA to Alcoa. If a settlement cannot be reached, Alcoa Inc. has stated that it will proceed to trial with the DOJ and the SEC and under those circumstances, it is unable to predict an outcome or to estimate its reasonably possible loss. Alcoa Inc. has stated that, in those circumstances, there can be no assurance that the final outcome of the DOJ’s and SEC’s investigations will not have a material adverse effect on Alcoa Inc. Accordingly, in those circumstances, there can be no assurance that such final outcome may not have a material adverse effect on AWAC.

Derivative Actions

As previously reported, on July 21, 2008, the Teamsters Local #500 Severance Fund and the Southeastern Pennsylvania Transportation Authority filed a shareholder derivative suit in the civil division of the Court of Common Pleas of Allegheny County, Pennsylvania against certain officers and directors of Alcoa claiming breach of fiduciary duty, gross mismanagement, and other violations. This derivative action stems from the civil litigation brought by Alba against Alcoa, AWA LLC, Victor Phillip Dahdaleh, and others, and the subsequent investigation of Alcoa by the DOJ and the SEC with respect to Alba’s claims. This derivative action claims that the defendants caused or failed to prevent the matters alleged in the Alba lawsuit. The director defendants filed a motion to dismiss on November 21, 2008. On September 3, 2009, a hearing was held on Alcoa’s motion and, on October 12, 2009, the court issued its order denying Alcoa’s motion to dismiss but finding that a derivative action during the conduct of the DOJ investigation and pendency of the underlying complaint by Alba would be contrary to the interest of shareholders and, therefore, stayed the case until further order of the court. This derivative action is in its preliminary stages and Alcoa is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

As previously reported, on March 6, 2009, the Philadelphia Gas Works Retirement Fund filed a shareholder derivative suit in the civil division of the Court of Common Pleas of Philadelphia County, Pennsylvania. This action was brought against certain officers and directors of Alcoa claiming breach of fiduciary duty and other violations and is based on the allegations made in the previously disclosed civil litigation brought by Alba against Alcoa, AWA LLC, Victor Phillip Dahdaleh, and others, and the subsequent investigation of Alcoa by the DOJ and the SEC with respect to Alba’s claims. This derivative action claims that the defendants caused or failed to prevent the conduct alleged in the Alba lawsuit. On August 7, 2009, the director and officer defendants filed an unopposed motion to coordinate the case with the Teamsters Local #500 suit, described immediately above, in the Allegheny County Common Pleas Court. The Allegheny County court issued its order consolidating the case on September 18, 2009. Thereafter, on October 31, 2009, the court assigned this action to the Commerce and Complex Litigation division of the Allegheny Court of Common Pleas and on November 20, 2009, the court granted defendants’ motion to stay all proceedings in the Philadelphia Gas action until the earlier of the court lifting the stay in the Teamsters derivative action or further order of the court in this action. This derivative action is in its preliminary stages and Alcoa is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

On June 19, 2012, Catherine Rubery (plaintiff) filed a shareholder derivative suit in the United States District Court for the Western District of Pennsylvania against William Rice, Victor Dahdaleh and current and former members of the Alcoa Board of Directors (collectively, defendants) claiming breach of fiduciary duty and corporate waste. This derivative action stems from the previously disclosed civil litigation brought by Alba against Alcoa, and the subsequent investigation of Alcoa by the DOJ and the SEC as described above. This derivative action claims that defendants caused or failed to prevent illegal bribes of foreign officials, failed to implement an internal controls system to prevent bribes from occurring and wasted corporate assets by paying improper bribes from incurring substantial legal liability. Furthermore, plaintiff seeks an order of contribution and indemnification from defendants. The derivative action is in its preliminary stage and Alcoa is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

FINANCIAL INFORMATION

Other Financial Information

Dividend Policy

Generally the Board intends, on an annual basis, to distribute cash from operations after debt servicing and corporate costs commitments have been met. The Board will also consider the capital structure of Alumina Limited, the capital requirements for the AWAC business and market conditions. Dividends will be fully franked for the foreseeable future.

No dividend was declared by the Directors for 2012. The decision not to pay a dividend for 2012 is based on the above policy to conserve cash, given the current market conditions. The Board’s policy is to review dividend payments at each half year in light of the current and expected business conditions.

Financing and Corporate Items

Net financing and corporate expenses for the year ended December 31, 2012 totalled $47.7 million compared to $45.5 million for the year ended December 31, 2011. The principal components were:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Interest (received) / (receivable)	(0.1)	(0.2)	(1.4)
Interest paid / payable	29.4	28.5	38.7
Corporate expenditure	19.0	17.3	14.7
Net (gain)/loss on fair value of derivatives	(0.6)	(0.1)	(2.1)

Net interest charged to profit was $29.3 million for the year ended December 31, 2012 due to the overall increase in net debt position compared to $28.3 million for the year ended December 31, 2011 partially offset by lower commitment and upfront fees. Net interest charged to profit was $28.3 million for the year ended December 31, 2011 compared to $37.3 million for the year ended December 31, 2010. Interest of $13.7 million was incurred in 2011 on the longer dated amortizing loan from the Brazilian National Development Bank (interest at approximately 5.04% per annum) compared with $15.5 million in 2010. Amortization of the convertible bond option was $6.4 million lower in 2011 at $1.7 million compared to $8.1 million in 2010, due to the repurchase of the convertible bonds. The convertible bond is now fully repaid. Commitment and upfront fees were steady at $8.5 million.

B. Significant Changes

There has been significant movements in the LME, alumina index, oil and the AUD/USD exchange rate since the end of 2012. Refer to the table below for a comparison between December 31, 2012 and March 29, 2013.

	As at December 31, 2012	As at March 29, 2013
3 month LME aluminium price US$ per tonne	2,073	1,904
Alumina index (Aust FOB)	333	328
Oil price (Brent)	108	110
AUD/USD exchange rate	1.0394	1.0419

THE OFFER AND LISTING

ITEM 9.	THE OFFER AND LISTING

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

		Ordinary Shares		American Depositary Shares
Period		A$ High	A$ Low	US$ High	US$ Low
Month Ended March 31, 2013		1.19	1.10	4.88	4.57
Month Ended February 28, 2013		1.41	1.03	5.26	4.48
Month Ended January 31, 2013		1.14	0.92	4.71	3.88
Month Ended December 31, 2012		0.97	0.90	4.06	3.64

Year Ended December 31, 2012	First Quarter	1.40	1.09	5.94	4.49
	Second Quarter	1.27	0.75	5.28	3.05
	Third Quarter	0.91	0.63	3.84	2.65
	Fourth Quarter	1.00	0.82	4.06	3.30

Year Ended December 31, 2011	First Quarter	2.62	2.16	10.49	8.36
	Second Quarter	2.70	2.03	11.46	8.46
	Third Quarter	2.28	1.33	9.87	5.15
	Fourth Quarter	1.65	1.11	6.84	4.47

Year Ended December 31, 2010	First Quarter	2.06	1.54	7.74	5.18
	Second Quarter	1.88	1.53	6.95	4.76
	Third Quarter	1.95	1.46	7.31	4.90
	Fourth Quarter	2.61	1.77	10.35	6.96

Year Ended December 31, 2009	First Quarter	1.42	0.73	5.05	2.15
	Second Quarter	1.72	1.12	5.93	3.38
	Third Quarter	1.91	1.29	6.74	3.91
	Fourth Quarter	1.93	1.53	7.10	5.50

Year Ended December 31, 2008	First Quarter	6.51	4.50	24.26	15.86
	Second Quarter	6.75	4.61	25.36	18.00
	Third Quarter	4.98	2.92	18.43	8.25
	Fourth Quarter	3.25	0.98	11.21	2.39

The closing price of Alumina’s fully paid Ordinary Shares on December 31, 2012 was A$0.90 and on March 28, 2013 was A$1.11. The closing price of Alumina’s ADRs on December 31, 2012 was US$3.86 and on March 28, 2013 was US$4.61.

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

As at March 28, 2013, 675,721 Alumina fully paid ordinary shares were registered in the name of 213 residents of the United States and represented approximately 0.02% of the total number of Alumina fully paid ordinary shares issued and outstanding. As at March 28, 2013, 19,688,408 Alumina ADRs were outstanding (representing 78,753,632 Alumina fully paid ordinary shares) and were registered in the name of 241 residents of the United States and represented approximately 2.95% of the total number of fully paid ordinary shares issued and outstanding.

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

Proportional Takeover Approval

Where a proportional takeover bid is made under the Corporations Act for shares in Alumina (i.e. a bid is made for a specified proportion, but not all, of each holder’s bid class shares), the registration of any transfer of shares giving effect to a takeover contract under the proportional takeover bid is prohibited unless and until a resolution to approve the proportional takeover bid is passed in accordance with rule 80 of the Constitution (rule 79). The resolution is to be considered at a meeting convened and conducted by Alumina, of the persons entitled to vote on the resolution (rule 80(c)). The resolution is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one half (rule 80(d)). The provisions with respect to proportional takeover bids (i.e. rules 79 and 80) cease to have effect on the third anniversary of the date of their adoption or last renewal. The provisions were last adopted by shareholders on May 2, 2012, therefore they will operate until May 2, 2015, unless renewed earlier.

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

ADDITIONAL INFORMATION

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

ADDITIONAL INFORMATION

Enterprise Funding Agreement

Under the Enterprise Funding Agreement dated September 18, 2006, AofA pays dividends in excess of 30% of its net income, to the extent required, to fund AWAC’s capital requirements (including AofA’s own capital funding requirements). During 2010, the Enterprise Funding Agreement was extended on the basis that two years notice is required to terminate the agreement.

Subscription Agreement

CITIC Resources Australia Pty Ltd, an indirect wholly-owned subsidiary of CITIC Resources Holdings Limited, and Bestbuy Overseas Co Ltd, an indirect wholly-owned subsidiary of CITIC Limited (the “CITIC entities”) subscribed for 366,029,428 fully paid ordinary shares in Alumina Limited, being 15% of Alumina’s then current capital base, representing 13.04% of Alumina’s capital base following completion (the “Placement”). The Placement raised approximately A$452 million, based on an issue price of A$1.235 per share.

The CITIC entities agree that their voting power and economic interest in the Company will not, without the Company’s prior written approval, exceed 15% for two years from 14 February 2013 and thereafter will not exceed 19.9% (subject to some exceptions relating to takeovers, schemes of arrangements and capital raising). The CITIC entities may, if interested in acquiring more shares in the Company, in the two years from 14 February 2013, undertake discussions in good faith with the Company and the Company will give consideration to such acquisition. The CITIC entities are subject to certain limitations in their right to dispose of the shares subscribed for, in the two years from 14 February 2013.

Alumina Limited was obliged to procure by March 15, 2013, the appointment of one nominee of the CITIC entities as a director of the Company to fill a casual vacancy on the Board.

D. Exchange Controls

Various Australian legislation and regulations control the import and export of capital and remittance of payments involving non-residents of Australia.

These include the Banking (Foreign Exchange) Regulations 1959 (Cth), counter-terrorism financing legislation and tax-related legislation and regulations. Alumina is not generally restricted from receiving funds into or transferring funds from Australia to the credit of non-residents of Australia but in certain cases is required to:

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

Furthermore, under the Autonomous Sanctions Act 2011 (Cth), the Governor-General, in consultation with the Minister, may make regulations proscribing foreign persons or entities, either for specific purposes or more generally, or restricting dealings with assets and the supply, sale or transfer of goods and services to certain countries (which would include Ordinary Shares of the Company and remittance of associated payments by Alumina). Under the Autonomous Sanctions Regulations 2011 (Cth), Alumina must not directly or indirectly make an asset available to, or for the benefit of, or hold or use an asset belonging to:

•	certain figures, sub-groups or individuals currently or formerly associated with the ruling regime in Burma (Myanmar);

•	a person or entity that the Minister is satisfied is associated with the weapons of mass-destruction program or missiles program of the Democratic People’s Republic of Korea (i.e. North Korea);

ADDITIONAL INFORMATION

•

a person who has been indicted for an offence within the jurisdiction of the International Criminal Tribunal for the former Yugoslavia (“ICTY”), is subject to an Interpol arrest warrant for an offence within the jurisdiction of the ICTY, is suspected of assisting a person who is indicted by the ICTY and not currently detained by the ICTY, or that the Minister is satisfied is a supporter of the former regime of Slobodan Milosevic;

•

Commodore Josaia Voreque Bainimarama of Fiji, a supporter of his coup, an officer or member of the Republic of Fiji Military Forces, a member of the judiciary of Fiji, or a person appointed by the interim government and engaged in a role on a government or quasi-government board or as a senior public servant;

•	a person or entity that the Minister is satisfied is associated is associated with Iran’s nuclear and missile programs or assisting Iran to violate its sanctions obligations;

•

a person or entity that the Minister is satisfied was a close associate of the former Qadhafi (Gaddafi) regime in Libya, under the control of a member of the Qadhafi family, or has assisted Libya to violate its sanctions obligations;

•	a person that the Minister is satisfied is responsible for human rights abuses in Syria or provideng support to the Syrian regime; or

•	a person or entity that the Minister is satisfied is engaged in, or has engaged in, activities that seriously undermine democracy, respect for human rights and the rule of law in Zimbabwe.

The Autonomous Sanctions Regulations 2011 (Cth) also prohibit Alumina from having certain commercial dealings with defined people which may affect the export or payment of capital. Under the regulations, Alumina must not:

•

supply, sell or transfer goods (including foreign currency) to another person that will be transferred, as a direct or indirect result of the supply, sale or transfer, to Iran or Syria, for use in those countries, or for the benefit of those countries;

•

provide a sanctioned service, including financial assistance or a financial service, if it assists with or is provided in relation to a military activity, or the manufacture, maintenance or use of an export sanctioned good, in any of Burma (Myanmar), Fiji, Iran, Syria or Zimbabwe; or

•

engage in a sanctioned commercial activity with, including the acquisition of an interest in, the extension of an interest in, the establishment of a joint venture with, the participation in a joint venture with or the granting of a financial loan or credit to, certain Iranian and Syrian entities.

The Charter of the United Nations Act 1945 (Cth) and the Charter of the United Nations (Dealing with Assets) Regulations 2008 (Cth) (the “Regulations”) also regulate certain transactions with designated foreign persons. The Charter of the United Nations Act 1945 (Cth) and the Regulations enable Australia to give effect to decisions made by the United Nations Security Council. The Regulations accommodate provisions in the Charter of the United Nations Act 1945 (Cth) which prohibit individuals or corporations from engaging in activities which contravene a United Nations sanction in force in Australia. The Regulations also give broad effect to Resolutions of the United Nations Security Council (including the United Nations Security Council Resolution 1373 (2001) pertaining to terrorism) which impose obligations on member states to freeze funds, financial assets and economic resources within their territories and prevent the use of or dealing with funds, financial assets or economic resources by, or the making of funds, financial assets or economic resources available to, any person or entity (including certain persons and entities engaged in terrorist acts) specified by the United Nations Security Council as being subject to such sanctions. Transactions that involve a transfer of assets (which would include Ordinary Shares in the Company) to or from persons or entities listed under the Charter of the United Nations Act 1945 (Cth) or the Regulations require ministerial approval.

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

•

The former regime in Iraq, including certain named individuals or entities previously associated with Saddam Hussein, certain named senior officials of the previous regime (including members of their immediate family), and certain named entities owned or controlled, directly or indirectly, by them or others acting on their behalf or under their instruction;

ADDITIONAL INFORMATION

•	Liberia, including former Liberian President Charles Taylor and his associates;

•	The former Qadhafi (Gaddafi) regime in Libya; or

•	Côte d’Ivoire, the Democratic People’s Republic of Korea (i.e. North Korea), the Democratic Republic of the Congo, Iran, Lebanon, Sudan, Somalia or Eritrea.

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

In addition, more general limitations under Australian laws, on the right of non-residents to acquire, hold or vote Ordinary Shares in the Company, exist under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (the “Foreign Acquisitions Act”) and section 606 of the Corporations Act 2001 (Cth) (the “Corporations Act”).

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

ADDITIONAL INFORMATION

distributed represents conduit foreign income (broadly foreign income exempt from Australian tax), notwithstanding that it is unfranked, the distribution should be subject to withholding tax. Notices are provided to shareholders which specify the amount (if any) of dividend withholding tax deducted.

In considering whether a company is entitled to pay a dividend, it is the Australian Corporations law which is determinative. A recent change in the Australian Corporations law has altered the requirements that need to be met. Formerly, a company could only pay a dividend where the company had profits. However, the new legislative amendment has replaced the ‘out of profits’ requirement with a three-part test which states that the company’s assets must exceed its liabilities, that the company must be able to demonstrate that the dividend would be fair and reasonable to the members as a whole and that the creditors would not be materially prejudiced.

Despite the amendment to the Australian Corporations law, the Australian tax legislation has not been similarly updated, and still essentially requires that dividends be paid out of profits. Even though the three-part test under the Corporations law takes precedence, the Australian Taxation Office have outlined a view that the three-part Corporations law test should be applied in addition to the out of profits test under the tax legislation. However, as this potential inconsistency has yet to be addressed by the Australian courts, and there is some uncertainty as to the exact requirements for paying a dividend at present for Australian taxation purposes in identify whether dividends paid are franked or unfranked dividends.

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

Minerals Resource Rent Tax (MRRT)

The Australian Federal Government has announced a Minerals Resource Rent Tax (“MRRT”), which applies from July 1, 2012. The tax passed the lower House of Parliament on November 23, 2011 and the Senate on March 19, 2012. As the MRRT applies to mined iron ore and coal it does not apply to the minerals (primarily bauxite) that Alumina mines. Therefore, it is anticipated that there will be no direct impact on Alumina Limited.

Carbon Tax

The Australian Government has released legislation to introduce its carbon pricing scheme, details of which were released on July 10, 2011. The scheme is proposed to operate in two phases: a fixed (but increasing) carbon permit price which commenced on July 1, 2012 to be followed by a floating price phase from July 1, 2015. These measures are intended to commence on July 1, 2012. Corporations operating facilities that generate more than 25,000 tonnes of carbon dioxide emissions annually will be required to surrender units under this regime. The carbon price has been fixed at $23 per tonne in 2012-13, $24.15 in 2013-14 and $25.40 in 2014-15. A cap-and-trade and floor emissions trading scheme is to apply from July 1, 2015 onwards. Originally there was to be a starting floor price of $15 per tonne, however this plan has since been abandoned. From July 1, 2015, Australian businesses will be able to buy permits from the EU scheme (but EU businesses will not be able to buy Australian permits). At a date no later than July 1, 2018, a full two-way link will be established, whereby businesses from either jurisdiction will be allowed to buy permits from each other.

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

ADDITIONAL INFORMATION

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

Distributions

Subject to the passive foreign investment company rules discussed below, distributions made to you on or with respect to Ordinary Shares or ADS will be treated as dividends and will be taxable as ordinary income to the extent that those distributions are made out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. You must include the gross amount of the dividend payment (including, in the case of unfranked or partially unfranked dividends, any Australian tax withheld) as income at the time you receive it, actually or constructively. To the extent that a distribution exceeds our current or accumulated earnings and profits for a taxable year, the excess will be treated as a tax-free return of capital which reduces your tax basis in the Ordinary Shares or ADS to the extent of the tax basis, and any remaining amount will be treated as capital gain. You generally will not be entitled to claim any dividends received deduction generally allowed to U.S. corporations with respect to distributions paid with respect to your Ordinary Shares or ADS. The amount of the dividend distribution that you must include in your income will be the US dollar value of the dividend distribution.

Certain qualifying dividend distributions are taxable to non-corporate U.S. Holders at preferential rates applicable to long-term capital gains. Alumina believes that the dividends on ADS will qualify for these preferential rates if the taxpayer meets the required holding period. In order for the dividends on the ADS to qualify, taxpayers

ADDITIONAL INFORMATION

must hold the ADS for at least 61 days during the 121 day period beginning 60 days before the ex-dividend date. In order for dividends paid by foreign corporations to qualify for the preferential rates, the foreign corporation must meet certain requirements, including that it not be classified as a passive foreign investment company for United States federal income tax purposes in either the taxable year of the distribution or the preceding taxable year. As discussed further below, Alumina believes that its Ordinary Shares or ADS will not be treated as shares of a passive foreign investment company, but this conclusion is a factual determination that is made annually and thus may be subject to change.

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

Dividends will be income from sources outside the United States, and will, depending on your circumstances, be either “passive income” or “general income” for purposes of computing the foreign tax credit allowable to you. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential rates.

Disposition

Subject to the passive foreign investment company rules discussed below, any gain or loss you realize on the sale, exchange or other taxable disposition of Ordinary Shares or ADS will be subject to United States federal income taxation as a capital gain or loss in an amount equal to the difference between the US dollar value of the amount that you realize on that sale, exchange or other disposition and your adjusted tax basis, determined in US dollars, in the Ordinary Shares or ADS surrendered. The gain or loss will be long term capital gain or loss if your holding period for the Ordinary Shares or ADS is more than one year. A non-corporate U.S. person is generally taxed at preferential rates on long term capital gain as described above for qualifying dividend distributions. Any capital gain or loss so realized will generally be United States source gain or loss for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

Additional Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between US$125,000 and US$250,000 depending on the individual’s circumstances). A holder’s net investment income will generally include its dividend distribution income and its net gains from the disposition of Ordinary Shares or ADSs, unless such dividend distribution income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of this additional tax on net investment income to your income and gains in respect of your investment in Ordinary Shares or ADS.

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

•	any gain you realize on the sale or other disposition of your Ordinary Shares or ADS; and

•

any excess distribution that the company makes to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the Ordinary Shares or ADS during the three preceding taxable years or, if shorter, your holding period for the Ordinary Shares or ADS).

Under these rules:

•	the gain or excess distribution will be allocated rateably over your holding period for the Ordinary Shares or ADS;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

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

ADDITIONAL INFORMATION

In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax rates applicable to ordinary income.

If you own Ordinary Shares or ADS during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

Information With Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons (such as your Ordinary Shares or ADSs), (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of Ordinary Shares or ADSs.

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

I. Subsidiary Information

All controlled entities are wholly owned, unless otherwise indicated. Alumina’s significant subsidiaries are described in Item 4C – “Key Information – Organizational Structure”. The following is a list of all entities controlled by Alumina as of March 31, 2013.

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

A. Quantitative Information about Market Risk

Continuing operations

Alumina’s policy is generally not to hedge its commodity or currency exposure other than to secure the US dollar value of dividend payments and foreign currency borrowings. This policy is reviewed periodically. AWAC has previously sought to manage its exposure to both the aluminium price and the A$/US$ exchange rate through the use of derivative products. AWAC anticipates the continued requirement to sell aluminium and purchase other commodities, such as natural gas and fuel oil, for its operations. In 2012, AWAC entered in to option collar contracts for some of the gas requirements for the Point Comfort refinery over the period from April 2012 to December 2014. AWAC is also subject to exposure from fluctuations in foreign currency exchange rates. Foreign exchange contracts may be used from time to time to hedge the variability in cash flows from the forecasted payment or receipt of currencies other than the functional currency.

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

Alumina Limited’s 2013 earnings sensitivities, based on 2012 earnings and 2012 average A$/US$ exchange rates is that each one cent movement in the average Australian dollar/US dollar exchange rate is expected to impact earnings by approximately $12 million before tax.

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

Funding facilities were restructured during 2011 and 2012, to provide greater diversity of funding sources, smaller annual refinancing requirements and to extend the company’s maturity profile.

As at December 31, 2012, the Alumina Group had short term bank debt outstanding totaling $52.0 million and long term debt outstanding totaled $622.5 million.

As at December 31, 2011, the Alumina Group had short term bank debt outstanding totaling $52.9 million and long term debt outstanding totaled $437.7 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Price Risk

A table showing the movement in the selling price of aluminium over the last five years is set out below. A discussion in relation to commodity price risk can be found in note 2 to the Financial Report on page F-16.

AVERAGE QUARTERLY PRICES

Financial Year Ended	Aluminium London Metal Exchange US$/lb	Platts[1] FOB Australia US$/t
December 31, 2008
First Quarter	1.26
Second Quarter	1.36
Third Quarter	1.29
Fourth Quarter	0.86
December 31, 2009
First Quarter	0.64
Second Quarter	0.69
Third Quarter	0.83
Fourth Quarter	0.92
December 31, 2010
First Quarter	0.99
Second Quarter	0.96
Third Quarter	0.96
Fourth Quarter	1.07
December 31, 2011
First Quarter	1.15	392.39
Second Quarter	1.19	404.47
Third Quarter	1.10	372.31
Fourth Quarter	0.96	330.81
December 31, 2012
First Quarter	1.01	315.62
Second Quarter	0.92	317.21
Third Quarter	0.88	315.38
Fourth Quarter	0.91	326.82
First Quarter 2013	0.93	339.90

As at December 31, 2012, Alumina Limited and its subsidiaries had no outstanding hedge contracts over future sales of alumina or aluminium.

1 is the first full calendar year this data was available.

Interest rate and cross-currency swaps

As part of the BNDES financing, Alumina used Cross Currency Interest Rate Swaps (CCIRS) during 2012 and 2011 for the whole amount of the BRL denominated tranche to manage the exposure to BRL interest rates over the life of the loan. Alumina used CCIRS during 2009 to manage the interest rate swap exposure between EUR and AUD on EUR denominated assets.

As at December 31, 2012 the only cross-currency swaps in place were in relation to the BNDES financing.

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

Under the terms of the Deposit Agreement, dated October 6, 1989, as amended and restated on December 4, 2002 and as amended and restated as of January 17, 2008 between Alumina and the Depositary, each ADR holder may have to pay the following service fees to the Depositary:

Depositary action	Fee

•    Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•    Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

• Any cash distribution assessed for dividend payments to ADS holders	$0.005 (or less) per ADS

• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs

• Depositary services	$0.02 (or less) per ADSs per calendar year

• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	Registration or transfer fees

• Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement) converting foreign currency to U.S. dollars	Expenses of the depositary

• Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Depositary Payments – Financial Year ended December 31, 2012

The Depositary reimburses Alumina Limited for certain expenses it incurs in connection with the ADR program, subject to a ceiling determined by the Depositary from time to time and agreed by Alumina Limited. The table below sets forth the types of expenses that the Depositary has agreed to reimburse, and the invoices relating to the year ended December 31, 2012 that were reimbursed:

Category of expense reimbursed to Alumina Limited	Amount reimbursed for the year ended December 31, 2012 $
NYSE Listing Fee	$38,000
Distribution of AGM/proxy material	$51,064
Legal fees	Nil
Printing costs in relation to SEC filings	Nil

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

•	certain investor relationship programs or special investor relations promotional activities. There are limits on the amount of expenses for which the depositary will reimburse the Company.

The Depositary collects its fees for:

•	delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them; and

•	making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.

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

A. Disclosure Controls and Procedures

Under the supervision and with the participation of Alumina’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of Alumina’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2012. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as at December 31, 2012, in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to Alumina’s management, as appropriate to allow timely decisions regarding disclosure.

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

Alumina’s management under the supervision of and with the participation of the Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of its internal control over financial reporting based on the criteria in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that Alumina’s internal control over financial reporting was effective as of December 31, 2012.

C. Attestation Report of the Registered Public Accounting Firm

Alumina’s internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears on page F-44 herein.

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Summary of Fees

	$ 000’s
	2012	2011
Amounts received or due and receivable by PricewaterhouseCoopers Australia:
Audit and review of the financial reports	865	867

Audit related fees	4	4

Amounts received or due and receivable by related practices of PricewaterhouseCoopers Australia:
Overseas taxation services	16	65

Total	885	936

Audit Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filing engagements for 2012 and 2011 are approximately $865,000 and $867,000 respectively.

Audit Related Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported under Audit Fees and Tax Fees are approximately $4,000 in both 2012 and 2011. The nature of services comprising the fees disclosed under this category is advice on International Financial Reporting Standards and other sundry agreed upon procedure engagements.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for tax services by the principal accountant that are not related to the performance of the audit or review of Alumina’s financial statements and are not reported under Audit Fees are $16,000 and $65,000 in 2012 and 2011, respectively. The nature of services comprising the fees disclosed under this category is for tax compliance work in relation to Alumina’s subsidiaries incorporated in the UK.

Pre-Approval Policies

The policy Alumina has adopted for pre-approval of non-audit services to be performed by our independent registered public accounting firm, PricewaterhouseCoopers (“PwC”) is as follows:

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

For PwC services of more than A$250,000, unless PwC skills and experience are integral to the services (in which case the provision of such services requires the prior approval of the Audit Committee), the proposed services are to be put to competitive tender with the requirement for CFO, CEO and Audit Committee Chairman’s approval of the inclusion of PwC in tender list. The awarding of a contract, following a competitive tender, to PwC for the provision of these services also requires the prior approval of the Audit Committee.

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

•	The Compensation Committee does not follow the procedures for retaining advisors that will come into force on July 1, 2013 under Section 303A.05(c).

•

The Compensation and Nomination Committee is not composed entirely of independent directors. The Compensation and Nomination Committee members include Mr Cheng Zeng, who is not an independent director.

ITEM 16H.	MINE SAFETY DISCLOSURES

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable, as Alumina complies with Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements and Financial Statement Schedules

The attached Consolidated Financial Statements and Financial Statement schedules, pages F-1-F-93, with a full index on page F-2, together with the Reports of Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report and are incorporated herein by reference.

Schedule A

ITEM 19.	EXHIBITS

Exhibit 1 – Constitution of Alumina***

Exhibit 4 – Material contracts 4.1* The Alcoa World Alumina and Chemicals (“AWAC”) Agreements (incorporated by reference to Exhibit 4 to Alumina Limited’s (formerly known as WMC Limited) Annual Report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Commission on April 4, 2002). These Agreements comprise:

4.1.1	Heads of Agreement, dated July 6, 1994 between Aluminum Company of America and Western Mining Corporation Holdings Limited.

4.1.2	Charter of the Strategic Council, dated December 21, 1994 between Aluminum Company of America and Western Mining Corporation Holdings Limited.

4.1.3	Formation Agreement, dated December 21, 1994 among Aluminum Company of America, Alcoa International Holdings Corporation, ASC Alumina Inc., Western Mining Corporation Holdings Limited, Westminer International Holdings Limited and WMC Alumina (USA) Inc.

4.1.4	Amended and Restated Limited Liability Company Agreement of Alcoa Alumina & Chemicals, L.L.C., dated December 31, 1994 among Aluminum Company of America, ASC Alumina Inc., Westminer International Holdings Limited and WMC Alumina (USA) Inc.

4.1.5	Loan Agreement, dated January 3, 1995 between Alcoa Alumina & Chemicals, L.L.C. and WMC Alumina (USA) Inc.

4.1.6	Administrative and Services Agreement, dated January 1, 1995 between Alcoa Alumina & Chemicals, L.L.C. and Aluminum Company of America.

4.1.7	AAC-ACOA Employee Services Agreement dated January 1, 1995 between Alcoa Alumina & Chemicals, L.L.C. and Aluminum Company of America.

4.1.8	WMC-ACOA Employee Services Agreement dated January 1, 1995 between Aluminum Company of America and Western Mining Holdings Limited.

4.1.9	Master Hedging Agreement dated December 31, 1994 among Aluminum Company of America, Alcoa of Australia Limited, Alcoa Alumina & Chemicals L.L.C., Suriname Aluminum Company L.L.C. and Alcoa Minerals of Jamaica.

4.1.10	Assignment Agreement dated February 1, 1995 among Aluminum Company of America and Alcoa Alumina & Chemicals, L.L.C. regarding the Bauxite Contract with Compagnie des Bauxites de Guinée.

4.1.11	Abalco Shareholders Agreement, dated March 29, 1995 among Alcoa Alumina & Chemicals, L.L.C., Alcoa Brazil Holdings Company and Westminer International (UK) Limited.

4.1.12	** Enterprise Funding Agreement dated September 18, 2006, between Alcoa Inc., certain of its affiliates and Alumina Limited.

4.1.13	Agreement for the subscription for ordinary shares to be issued by Alumina Limited between Alumina Limited, CITIC Limited and Bestbuy Overseas Co., Ltd.

	4.1.14	Agreement for the subscription for ordinary shares to be issued by Alumina Limited between Alumina limited, CITIC Resources Holdings Limited and CITIC Resources Australia Pty Ltd

4.2	Demerger Deed between Alumina Limited and WMC Resources Limited dated March 5, 2003.*

4.3	Transitional Services Agreement between Alumina Limited and WMC Resources Limited dated 18 December 2002.*

4.4	Management Contracts ****

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

Exhibit 9 – Schedules to AWAC Formation Agreement

Exhibit 12 – Certifications

12.1	Certification by CEO, John Bevan

12.2	Certification by CFO, Chris Thiris

Exhibit 13 – Certifications

13.1	Certification by CEO, John Bevan

13.2	Certification by CFO, Chris Thiris

Exhibit 99

99.1	Maps of certain bauxite deposits of major significance in which Alcoa World Alumina and Chemicals has an interest.

*	Previously filed as an exhibit to Alumina Limited’s Form 20-F for the year ended December 31, 2002

**	Previously filed as an exhibit to Alumina Limited’s Form 20-F for the year ended December 31, 2007

***	Previously filed as an exhibit to Alumina Limited’s Form 20-F for the year ended December 31, 2008.

****	Previously filed as an exhibit to Alumina Limited’s Form 20-F for the years ended December 31, 2008 and December 31, 2011.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

(Signed)

Date: April 11, 2013		/S/ CHRIS THIRIS
	Name:	Chris Thiris
	Title:	Chief Financial Officer

ALUMINA LIMITED

(Australian Business Number 85 004 820 419)

AND CONTROLLED ENTITIES

U.S. FINANCIAL REPORT

AS OF AND FOR THE YEARS ENDED

31 DECEMBER 2012, 2011 AND 2010

Prepared in accordance with

International Financial Reporting Standards (IFRS)

as issued by the International Accounting Standards Board

Amounts are stated in US dollars (US$) except where noted

ALUMINA LIMITED AND CONTROLLED ENTITIES

FINANCIAL REPORT FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

The financial report covers the consolidated entity of Alumina Limited (the Company) and its subsidiaries. The financial report is presented in US dollars.

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

ALUMINA LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

	Notes		US$ Million
			2012	2011	2010
Revenue from continuing operations	4		0.1	0.2	1.4
General and administrative expenses			(19.0)	(17.3)	(14.7)
Other income	5		0.6	0.1	2.1
Finance costs	6	(b)	(29.4)	(28.5)	(38.7)
Share of net (loss)/profits of associates accounted for using the equity method	12	(g)	(14.0)	173.1	84.5

(Loss)/profit before income tax			(61.7)	127.6	34.6
Income tax expense	7	(a)	(0.4)	(1.0)	—

(Loss)/profit for the year attributable to the owners of Alumina Limited			(62.1)	126.6	34.6

Other comprehensive (loss)/income
Items that may be reclassified to profit or loss
Foreign exchange translation difference			(89.9)	(168.9)	230.0
Share of cash flow hedge reserve movements accounted for using the equity method			(0.9)	(5.0)	0.8

Other comprehensive (loss)/income for the year, net of tax			(90.8)	(173.9)	230.8

Total comprehensive (loss)/income for the year attributable to the owners of Alumina Limited			(152.9)	(47.3)	265.4

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company:
Basic earnings per share	8		Negative 2.5c	5.2c	1.4c
Diluted earnings per share	8		Negative 2.5c	5.2c	1.4c

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

ALUMINA LIMITED

CONSOLIDATED BALANCE SHEETS

AS AT 31 DECEMBER 2012 AND 2011

	Notes		US$ Million
			2012	2011
CURRENT ASSETS
Cash and cash equivalents	10		10.1	19.0
Receivables	11		0.1	0.2
Other assets			4.9	6.2

Total current assets			15.1	25.4

NON-CURRENT ASSETS
Investments in associates	12		3,296.1	3,324.8
Property, plant and equipment	13		0.2	0.2
Deferred tax assets	17		—	—

Total non-current assets			3,296.3	3,325.0

TOTAL ASSETS			3,311.4	3,350.4

CURRENT LIABILITIES
Payables	14		2.7	3.1
Interest-bearing liabilities	15		52.0	52.9
Derivative financial instruments			4.6	1.3
Provisions	16		0.3	0.2
Other			0.2	0.7

Total current liabilities			59.8	58.2

NON-CURRENT LIABILITIES
Interest-bearing liabilities	15		622.5	437.7
Provisions	18		0.6	0.5

Total non-current liabilities			623.1	438.2

TOTAL LIABILITIES			682.9	496.4

NET ASSETS			2,628.5	2,854.0

EQUITY
Contributed equity	19		2,154.1	2,154.1
Treasury shares	21	(e)	(1.5)	(1.5)
Reserves	21		(259.0)	(168.8)
Retained earnings	21	(d)	734.9	870.2

TOTAL EQUITY			2,628.5	2,854.0

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

ALUMINA LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

	Notes		US$ Million
		Contributed Equity [1]	Reserves	Retained Earnings	Total
Balance as at 1 January 2010		2,153.1	(203.9)	969.1	2,918.3
Profit for the year		—	—	34.6	34.6
Other comprehensive income for the year		—	230.8	—	230.8
Transactions with owners in their capacity as owners:
Dividends declared		—	—	(91.6)	(91.6)
Option premium on convertible bonds		—	(20.5)	—	(20.5)
Movement in share based payments reserve		—	0.4	—	0.4
Movement in treasury shares		(0.5)	—	—	(0.5)

Balance as at 31 December 2010		2,152.6	6.8	912.1	3,071.5

Balance as at 1 January 2011		2,152.6	6.8	912.1	3,071.5
Profit for the year		—	—	126.6	126.6
Other comprehensive loss for the year		—	(173.9)	—	(173.9)
Transactions with owners in their capacity as owners:
Dividends declared		—	—	(170.8)	(170.8)
Transfer capital reserve to retained earnings[2]		—	(2.3)	2.3	—
Movement in share based payments reserve		—	0.6	—	0.6

Balance as at 31 December 2011		2,152.6	(168.8)	870.2	2,854.0

Balance as at 1 January 2012		2,152.6	(168.8)	870.2	2,854.0
Loss for the year		—	—	(62.1)	(62.1)
Other comprehensive loss for the year		—	(90.8)	—	(90.8)
Transactions with owners in their capacity as owners:
Dividends declared		—	—	(73.2)	(73.2)
Movement in share based payments reserve		—	0.6	—	0.6

Balance as at 31 December 2012		2,152.6	(259.0)	734.9	2,628.5

[1]	Treasury shares have been deducted from contributed equity.
[2]	Westminer International (U.K.) Limited, a wholly owned subsidiary of the group, was dissolved on the 10th May 2011.

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

ALUMINA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

	Notes		US$ Million
			2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of goods and services tax)			(18.9)	(17.6)	(12.1)
GST refund received			0.8	0.8	0.6
Dividends received from associates			86.0	232.2	234.4
Distributions received from associates			9.1	7.7	7.7
Interest received			0.1	0.2	0.9
Finance costs			(28.2)	(26.8)	(30.8)
Other			(0.3)	(0.4)	(0.1)

Net cash inflow from operating activities	22	(a)	48.6	196.1	200.6

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for investment in associates			(171.0)	(166.6)	(161.6)
Proceeds from return of invested capital			—	17.3	13.8
Proceeds from derivatives			—	—	6.0
Net settlement of hedge contracts			—	—	(0.6)

Net cash outflow from investing activities			(171.0)	(149.3)	(142.4)

CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of convertible bond			—	(167.6)	(181.5)
Proceeds from borrowings			240.0	285.0	33.7
Repayment of borrowings			(52.5)	(86.0)	(1.1)
Dividends paid			(73.2)	(170.6)	(93.7)

Net cash inflow/(outflow) from financing activities			114.3	(139.2)	(242.6)

Net decrease in cash and cash equivalents			(8.1)	(92.4)	(184.4)
Cash and cash equivalents at the beginning of the financial year			19.0	112.1	305.6
Effects of exchange rate changes on cash and cash equivalents			(0.8)	(0.7)	(9.1)

Cash and cash equivalents at the end of the financial year	10	(a)	10.1	19.0	112.1

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. These consolidated financial statements are for the Group consisting of Alumina Limited and its subsidiaries (together referred to as the Group).

A BASIS OF PREPARATION

These general purpose financial statements for the years ended 31 December 2012, 2011 and 2010 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Alumina Limited is a for-profit entity for the purpose of preparing the financial statements.

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

B PRINCIPLES OF CONSOLIDATION

(i) Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Alumina Limited as at 31 December 2012 and 2011 and the results of all subsidiaries for the years ended December 31, 2012, 2011 and 2010. Alumina Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

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

(ii) Associates

Associates are those entities over which the consolidated entity has significant influence but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting, after initially being recognised at cost. The consolidated entity’s investment in associates includes goodwill identified on acquisition.

The Group’s share of its associates’ post acquisition profits or losses is recognised in the profit or loss, and its share of post-acquisition other comprehensive income is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates reduce the carrying amount of the investment.

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

Shares held by the Alumina Employee Share Plan Trust are disclosed as treasury shares and deducted from contributed equity.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

C INCOME TAX

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting period in the countries where the company’s subsidiaries and associates operate and generate taxable income.

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

Alumina Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. As a consequence, these entities are taxed as a single entity and the deferred tax assets and liabilities of these entities are set off in the consolidated financial statements.

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

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

D FOREIGN CURRENCY TRANSLATION

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in US dollars, which is Alumina Limited’s presentation currency and functional currency.

Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit or loss, except when they are deferred in other equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

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

•	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold, a proportionate share of such exchange differences are reclassified to the profit or loss, as part of the gain or loss on sale.

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

Leased Assets

The Group leases office facilities under an operating lease agreement. Payments made under this agreement are recognised in the profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense over the term of the lease.

F RECEIVABLES

All trade debtors are recognised initially at fair value and subsequently measured at amortised cost, less provision for impairment. Collectability of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off by reducing the carrying amount directly. An allowance account (provision for impairment of trade receivables) is used when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the impairment loss is recognised in the profit or loss within other expenses. When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against other expenses in the profit or loss.

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

H IMPAIRMENT OF ASSETS

The Group assesses at each reporting period whether there is objective evidence that the investment in associates is impaired. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

I BUSINESS COMBINATIONS

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests by the group. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquire either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

The excess of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

J DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Depreciation is calculated on a straight line basis to allocate the cost of each item of property, plant and equipment (excluding land and investment properties) over its expected useful life to the consolidated entity.

Office furniture	8 years

Computers and other office equipment	4 years

K BORROWINGS

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method.

Fees paid on establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for the liquidity services and amortised over the period of the facility to which it relates.

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

N REVENUE

Interest income is recognised using the effective interest method. Dividend income is recognised in the profit or loss on the date the entity’s right to receive payments is established.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

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

(iv) Superannuation

From 27 July 2001 until May 2012, all employer contributions and ongoing management of employees’ superannuation entitlements were managed by the WMC Superannuation Plan, an independently managed sub-plan of the Plum Superannuation Fund, except where the relevant employees elected for those contributions to be paid to an alternate fund. Since May 2012, Alumina employees are members of an Alumina Limited Super Plan managed by MLC MasterKey Super, except for employees who elected to contribute to an alternate fund. The plan is an accumulation category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account. Members also have the option to make voluntary contributions to their account. Employer contributions to these funds are recognised as an expense.

(v) AWAC (Alcoa World Alumina and Chemicals)- Defined Benefit Plans

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

When the calculation results in plan assets exceeding liabilities, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

All actuarial gains and losses are recognised in earnings of the associates. The movement in future costs of retirement benefit obligations, net of investment returns, is reflected in the Group’s equity share of AWAC’s results, adjusted for IFRS.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

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

Amounts accumulated in other comprehensive income are reclassified in profit or loss in the periods when the hedged item will affect profit or loss.

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

AWAC - Embedded Derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

Sale and purchase contracts may be considered to have financial derivative instruments embedded within them, when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the London Metal Exchange (LME) aluminium price at the time, oil prices, Consumer Price Index and are considered to contain embedded derivatives. Future purchases under these contracts are marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price over the remaining terms of the contracts. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, by the relevant AWAC entity. The Group accounts for its share of such transactions within its equity share of net profits of associates.

Q DIVIDENDS

Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at balance date.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

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

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

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

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

V NEW ACCOUNTING STANDARDS

Certain new accounting standards, interpretations and amendments to existing standards have been published that are mandatory for the Group’s accounting periods beginning 1 January 2013 or later periods. Those which are relevant to the Group’s operations are set out below:

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortised cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Group intends to adopt IFRS 9 no later than the accounting period beginning on or after 1 January 2015. The Group does not expect any significant impact on the financial statements from adoption of this standard.

Amendments to IFRS 7 Financial instruments: Disclosures’ on derecognition

These amendments arise from the IASB’s review of off-balance-sheet activities. The amendments will promote transparency in the reporting of transfer transactions and improve users’ understanding of the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitisation of financial assets. Earlier application subject to EU endorsement is permitted. The Group intends to apply the new rules for the first time for the accounting periods beginning on or after 1 January 2013. They are not expected to have any significant impact on the Group’s financial statements.

Amendment to IAS 19 Employee benefits

This standard was amended in June 2011. The impact of the standard is as follows: to eliminate the corridor approach and recognise all actuarial gains and losses in other comprehensive income (OCI) as they occur; to immediately recognise all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). The amendment becomes effective for accounting periods beginning on or after 1 January 2013. The Group does not expect the impact on the financial statements to be significant.

IFRS 10 Consolidated financial statements

This standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent entity. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Group intends to adopt IFRS 10 for the accounting periods beginning on or after 1 January 2013. The Group does not expect any significant impact on the financial statements from adoption of this standard.

IFRS 11 Joint arrangements

This standard provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed. The Group intends to adopt IFRS 11 for the accounting periods beginning on or after 1 January 2013. The Group does not expect any significant impact on the financial statements from adoption of this standard.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

IFRS 12 Disclosures of interest in other entities

This standard includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Group intends to adopt IFRS 12 for the accounting periods beginning on or after 1 January 2013. The Group does not expect any significant impact on the financial statements from adoption of this standard.

IAS 27 (revised 2011) Separate financial statements

This standard includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. The Group intends to apply the new rules for the first time for the accounting periods on or after 1 January 2013. They are not expected to have any significant impact on the Group’s disclosures.

IAS 28 (revised 2011) Associates and joint ventures

This standard includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. The Group intends to apply the new rules for the first time for the accounting periods on or after 1 January 2013. They are not expected to have any significant impact on the Group’s disclosures.

IFRS 13 Fair Value Measurement

IFRS 13 explains how to measure fair value and aims to enhance fair value disclosures. The Group has yet to determine which, if any, of its current measurement techniques will have to change as a result of the new guidance. The Group does not use fair value measurements extensively. It is therefore unlikely that the new rules will have a significant impact on any of the amounts recognised in the financial statements. However, application of the new standard will impact the type of information disclosed in the notes to the financial statements. The Group does not intend to adopt the new standard before its operative date, which means that it would be first applied in the annual reporting period ending 31 December 2013.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) and Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)

In December 2011, the IASB made amendments to the application guidance in IAS 32 Financial Instruments: Presentation, to clarify some of the requirements for offsetting financial assets and financial liabilities in the balance sheet. These amendments are effective from 1 January 2014. They are unlikely to affect the accounting for any of the entity’s current offsetting arrangements. However, the IASB has also introduced more extensive disclosure requirements into IFRS 7 which will apply from 1 January 2013. When they become applicable, the Group will have to provide a number of additional disclosures in relation to its offsetting arrangements. The Group intends to apply the new rules for the first time for the accounting periods on or after 1 January 2013.

There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

W ROUNDING OF AMOUNTS

Amounts in the financial statements have been rounded off to the nearest hundred thousand dollars, or as otherwise indicated.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

2. FINANCIAL RISK MANAGEMENT

The Group has exposure to the following risks from their use of financial instruments:

•	Market risk

•	Credit risk

•	Liquidity risk

•	Fair value estimation

•	Capital management

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

Except as described above, the Group generally does not hedge its foreign currency exposures except through the near-term purchase of currency to meet operating requirements. The change to USD functional currency in January 2010 removed the foreign exchange risk on US dollar borrowings and US dollar denominated assets. Therefore, the Group’s total exposure to foreign exchange risk is insignificant.

(ii) Price risk

The Group is exposed to commodity price risk through its investment in AWAC.

The Group, through AWAC, is exposed to embedded derivatives in major long term energy supply contracts that create an exposure to the London Metals Exchange (LME) aluminium price and an electricity hedge that has an exposure to long term electricity prices.

AWAC is exposed to the price of various other commodities used in the refining and smelting processes, particularly energy (oil, gas, coal and electricity) and caustic soda. AWAC manages commodity price risks through long-term purchase contracts for some input costs. Some energy price risk is managed through short-term commodity hedges.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

2. FINANCIAL RISK MANAGEMENT (continued)

(iii) Cash flow and fair value interest rate risk

The Group’s main interest rate risk arises from its borrowings.

Borrowings by the Group at variable rates expose it to cash flow interest rate risk. Borrowings at fixed rates would expose the Group to fair value interest rate risk.

When managing interest rate risk, the Group seeks to reduce the overall cost of funds. Group policy is to generally borrow at floating rates subject to availability of attractive fixed rate deals. During 2012, 2011 and 2010, the Group’s borrowings were all on a variable rate basis except for the convertible bonds issued in May 2008, which bored interest at the rate of 2 per cent per annum. These convertible bonds were repurchased and cancelled during May and June 2011.

As part of the BNDES financing, CCIRS for the whole amount of the BRL denominated tranche were used to manage the exposure to BRL interest rates over the life of the loan.

Had interest rates on floating rate debt during 2012 been 1 percentage point higher / lower than the average of 3.34 per cent, with all other variables held constant, pre-tax profit for the year would have been US$6.3 million lower / higher (2011: US$4.2 million lower / higher).

Additional information on the Group’s interest rate risk is shown in Note 24.

(b) CREDIT RISK

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A-’ are accepted, and exposure limits are assigned based on actual independent rating and Board approved guidelines.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Group’s maximum exposure to credit risk without taking account of the value of any collateral obtained.

The Group through its investment in AWAC also has a significant concentration of credit risk to companies controlled by Alcoa Inc. This concentration is accepted as a consequence of the Group’s participation in AWAC.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

2. FINANCIAL RISK MANAGEMENT (continued)

(c) LIQUIDITY RISK

Prudent liquidity risk management requires maintaining sufficient cash and credit facilities to ensure the Group’s commitments and plans can be met. This is managed by maintaining committed undrawn credit facilities to cover reasonably expected forward cash requirements.

The table below details the Group’s remaining contractual maturity for its non-derivative financial liabilities. The amounts disclosed in the table are the carrying amount of financial liabilities. In addition, the Group pays interest on these facilities. Interest, after derivative financial instruments, is based on US dollar floating rates for all facilities. The weighted average interest rate on these facilities at balance date is 3.18%.

Additional information on the Group’s borrowings, including committed undrawn facilities, are shown in Notes 15 and 23.

	Less than 1 year US$ million	Between 1 and 2 years US$ million	Between 2 and 5 years US$ million	Over 5 years US$ million
At 31 December 2012
Interest-bearing liabilities	52.0	212.0	410.5	—
Payables	2.7	—	—	—

	Less than 1 year US$ million	Between 1 and 2 years US$ million	Between 2 and 5 years US$ million	Over 5 years US$ million
At 31 December 2011
Interest-bearing liabilities	52.9	158.1	279.6	—
Payables	3.1	—	—	—

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

Sale and purchase contracts may be considered to have financial derivative instruments embedded within them. This occurs when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the LME aluminium price at the time. Such contracts are considered to have embedded derivatives. Committed future purchases under those contracts are marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price over the remaining terms of the contracts. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, in the accounts of the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates. During 2012, embedded derivatives in AWAC contracts resulted in an increase of US$6.4 million to Net Profit (2011: US$60.1 million increase; 2010: US$6.0 million increase).

(e) CAPITAL MANAGEMENT

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern so that they can continue to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital.

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return of capital, which the Group defines as profit for the year divided by average shareholders’ equity and the gearing ratio (note 19(b)). The Board of Directors also determine dividends paid to ordinary shareholders.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

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

Embedded derivatives

The Group through its equity investment in AWAC has accounted for derivative financial instruments in accordance with IAS 39 Financial Instruments: Recognition and Measurement. In the determination of the fair value of this liability, AWAC has applied management estimates for long term commodity prices. Were the actual prices to differ by 20 per cent to management’s estimates, it would have the following effect:

•

An unfavourable movement would increase the embedded derivatives net liability by US$136.9 million (2011: US$189.3 million based on 20 per cent) and decrease the deferred tax liability by US$41.1 million (2011: US$56.8 million based on 20 per cent); and decrease Group’s investment in associates by US$38.3 million (2011: US$53.0 million); or

•

A favourable movement would decrease the embedded derivatives net liability by US$49.2 million (2011: US$59.7 million based on 20 per cent) and increase the deferred tax liability by US$14.8 million (2011: US$17.9 million based on 20 per cent) and increase Group’s investment in associates by US$13.8 million (2011: US$16.7 million).

Electricity hedge

The Group through its equity investment in AWAC has accounted for derivative financial instruments in accordance with IAS 39 Financial Instruments: Recognition and Measurement. In the determination of the fair value of this asset, AWAC has applied estimates surrounding long term electricity prices. Were the actual prices to differ by 10 per cent to management’s estimates, it would have the following effect:

•

An unfavourable movement would decrease the derivative financial instruments asset by US$249.1 million (2011: US$374.7 million) and decrease the deferred tax liability by US$74.8 million (2011: US$112.4 million) and decrease Group’s investment in associates by US$69.7 million (2011: US$104.9 million); or

•

A favourable movement would increase the derivative financial instruments asset by US$249.1 million (2011: US$374.7 million) and increase the deferred tax liability by US$74.8 million (2011: US$112.4 million) and increase Group’s investment in associates by US$69.7 million (2011: US$74.8 million).

Retirement benefit obligations

The Group recognised a net liability for retirement benefit obligations under the defined benefit superannuation arrangements, through its investment in AWAC. All plans are valued in accordance with IAS 19 Employee Benefits. These valuations require actuarial assumptions to be made. All actuarial gains and losses are recognised in earnings of the associates and reflected in the Group’s equity share of AWAC’s results, adjusted for IFRS.

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

For mine reclamation and residue areas the asset retirement obligations are based on detailed studies of useful lives. The provisions have been estimated using existing technology, at current prices inflated by estimated future CPI and discounted at a rate appropriate for the asset location. The Group accounts for asset retirement obligations via the equity accounted method.

Deferred tax assets

The Group through its equity accounted investment in AWAC has recognised deferred tax assets and liabilities in accordance with IAS12 Income Taxes. Deferred tax assets are measured using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred asset is realised or the liability is settled. AWAC’s subsidiary in Brazil applied for a tax holiday related to its expanded mining and refining operations. If approved, the tax rate for this subsidiary will decrease significantly resulting in future tax savings over the 10-year holiday period. The net deferred tax assets of the subsidiary are required to be remeasured at the lower holiday rate for the tax losses that will be utilised during the tax holiday period. This requires judgmental assumptions regarding the timing of future taxable profits during the tax holiday period.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

Alumina Group

Estimated impairment of investment in associates

The Group tests annually whether the investment in associates has suffered any impairment, in accordance with the accounting policy stated in note 1(h). The recoverable amounts of cash–generating units have been determined based on value-in-use calculations. The key assumptions used in the calculation were those relating to future aluminium prices, future alumina prices, oil, electricity, gas prices and exchange rates. Key assumptions are determined with reference to industry participants and brokers’ forecasts, commodity and currency forward curves, industry consultant views and brokers’ consensus. Additionally a discount rate is applied to determine the NPV of future cash flows.

4. REVENUE FROM CONTINUING OPERATIONS

	Notes	US$ Million
		2012	2011	2010
From continuing operations
Interest received/receivable		0.1	0.2	1.4

Total revenue		0.1	0.2	1.4

5. OTHER INCOME

Change in fair value of derivatives/foreign exchange gains		0.6	0.1	2.1

Total other income		0.6	0.1	2.1

6. EXPENSES

(a) Profit before tax included the following specific: expenses:

(b) Employee benefits expense
Defined contribution superannuation expense		0.2	0.2	0.2
Other employee benefits expense		6.0	6.8	5.4

Total Employee benefits expense		6.2	7.0	5.6

(c) Finance costs:
Interest and finance charges paid/payable:
- unrelated corporations		29.4	26.8	30.6
- amortisation of option portion of convertible bond		—	1.7	8.1

		29.4	28.5	38.7

Interest received/receivable:
- unrelated corporations		(0.1)	(0.2)	(1.4)

	4	(0.1)	(0.2)	(1.4)

Net finance cost		29.3	28.3	37.3

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

7. INCOME TAX EXPENSE

	Notes	US$ Million
		2012	2011	2010
(a) Income tax expense

Current tax expense		(0.4)	(1.0)	—

Aggregate income tax charge for the year		(0.4)	(1.0)	—

(b) Numerical reconciliation of income tax expense to prima facie tax payable

(Loss)/profit before tax		(61.7)	127.6	34.6

Prima facie tax credit/(expense) for the period at the rate of 30%		18.5	(38.3)	(10.4)

The following items caused the total charge for income tax to vary from the above:
Share of equity accounted loss/(profit) not assessable for tax		14.0	(173.1)	(84.5)
Foreign income subject to accruals tax		1.5	1.1	2.5
Share of partnership income assessable for tax		9.1	7.7	7.7
Amounts non-assessable for tax		—	(0.2)	—
Timing differences not recognised		(0.1)	(1.7)	(35.2)
Tax losses not recognised		36.8	40.9	66.2
Non-deductible expenses		2.3	2.2	8.7
Previously unrecognised tax losses now recouped to reduce current tax expense		(0.5)	(1.2)	—

Net movement		63.1	(124.3)	(34.6)

Consequent (increase)/reduction in charge for income tax		(18.9)	37.3	10.4

Aggregate income tax credit/(expense) for the period		(0.4)	(1.0)	—

(c) Tax losses

These have not been brought to account and are attributable to:
Tax losses – revenue		851.0	723.4	712.9
Tax losses – capital		951.5	951.5	951.5

Total unused tax losses		1,802.5	1,674.9	1,664.4

Potential tax benefit – revenue	17	280.2	237.9	234.0
Potential tax benefit – capital	17	285.4	285.4	285.4

		565.6	523.3	519.4

As explained in Note 17, the tax losses are not recognised. The benefits for tax losses will only be obtained if:

(i)	the consolidated entity derives future assessable income within the prescribed time limit of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii)	the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii)	no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

8. EARNINGS PER SHARE

			2012	2011	2010
(a)	Basic earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	cents	Negative 2.5	5.2	1.4

(b)	Diluted earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	cents	Negative 2.5	5.2	1.4

			Number of Shares
			2012	2011	2010
	Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share		2,439,526,913	2,439,526,913	2,439,735,080

(c)	Conversion, call, subscription or issue after 31 December 2012

On 14 February 2013. Alumina limited announced that CITIC* unconditionally subscribed, in aggregate, for 366,029,428 fully paid ordinary shares in Alumina Limited, being 15% of Alumina Limited’s then current capital base, representing 13.04% of Alumina Limited’s capital base following completion (the “Placement”).

The Placement raised approximately A$452 million based on an issue price of A$1.235 per share, which reflected a premium of approximately 3% to the closing price of Alumina Limited shares on 13 February 2013 and a premium of 11% to the volume weighted average price of Alumina Limited shares for the 30 day period ending 13 February 2013.

The new shares issued under the Placement rank equally from allotment in all respects with existing Alumina Limited shares.

*	The subscribers are CITIC Resources Australia Pty Ltd, an indirectly wholly-owned subsidiary of CITIC Resources Holding Limited, and Bestbuy Overseas Co., Ltd, an indirect wholly-owned subsidiary of CITIC Limited.

(d)	Reconciliations of earnings used in calculating earnings per share

	US$ Million
	2012	2011	2010
(Loss)/profit from ordinary activities attributable to the ordinary equity holders of the Company used in calculating basic and diluted earnings per share	(62.1)	126.6	34.6

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

9. DIVIDENDS

	US$ Million
	2012	2011	2010
No interim dividend was declared by the Directors for the first half of 2012 (2011: Interim dividend of USD 3 cents fully franked at 30% per fully paid share declared 11 August 2011 and paid 7 September 2011; 2010: Interim dividend of USD 2 cents fully franked at 30% per fully paid share declared 10 August 2010 and paid 6 September 2010).	—	73.2	48.8

Final dividend of USD 3 cents fully franked at 30% per fully paid share declared 6 February 2012 and paid 15 March 2012 (2011: Final dividend of USD 4 cents fully franked at 30% per fully paid share declared 10 February 2011 and paid 18 March 2011; 2010: Final dividend of USD 1.8 cents (AUD 2 cents) fully franked at 30% per fully paid share declared 9 February 2010 and paid 19 March 2010).	73.2	97.6	42.8

	73.2	170.8	91.6

Dividends paid per share	3.0c	7.0c	3.8c

(a) Dividends paid during the year

There was no interim dividend paid for 2012. The dividend paid on March 15, 2012 was the final dividend for 2011.

(b) Dividends not recognised at year end

Since year end the Directors have decided not to declare a final dividend.

(c) Franked dividends

	US$ Million
	2012	2011	2010
The fully franked dividends received from AWAC in the financial year were	86.0	232.2	234.4

	A$ Million
	2012	2011	2010
Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in these financial statements:
Class ‘C’ (30%) franking credits available for subsequent financial years, based on a tax rate of 30% (2011 and 2010: 30%)	364.1	357.8	332.3

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a)	franking credits that will arise from the payment of the current tax liability;

(b)	franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;

(c)	franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(d)	franking credits that may be prevented from being distributed in subsequent financial years.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

10. CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	Notes	US$ Million
		2012	2011
Cash at bank and on hand		10.1	19.0

(a) Reconciliation of cash at the end of the year

For the purposes of the statements of cash flows, cash on hand, at the bank and on short-term deposit (maturity of three months or less) less bank overdrafts:	10.1	19.0

(b) Money market deposits

There were US$7.0 million of interest bearing deposits at 31 December 2011 (2011: US$13.5 million; 2010: US$108.8 million).

11. CURRENT ASSETS – RECEIVABLES

	US$ Million
	2012	2011
Other debtors	0.1	0.2

	0.1	0.2

(a) Impaired receivables

There were no impaired receivables for the Group in 2012 or 2011.

At 31 December 2012 and 31 December 2011, there were no receivables that were past due.

(b) Currencies

The carrying amounts of the Group’s current and non-current receivables are denominated in the following currencies.

	$ Million
	2012	2011
Australian Dollars	0.1	0.2

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

12. INVESTMENTS IN ASSOCIATES

	Notes		US $Million
			2012	2011	2010
(a) Securities not quoted on a prescribed stock exchange

Securities in entities forming Alcoa World Alumina and Chemicals (AWAC) with Alcoa Inc.

The investment in AWAC is accounted for in the consolidated financial statements using the equity method of accounting.

Securities at cost:
Balance brought forward			3,385.6	3,404.6	3,021.9
Additional funding/capitalisation in AWAC entities			171.0	166.6	161.6
Return of capital			—	(17.3)	(13.8)
Foreign currency revaluation			(89.7)	(168.3)	234.9

Equity accounted cost of AWAC			3,466.9	3,385.6	3,404.6
Equity in retained profits of AWAC	12	(c)	(167.4)	(58.3)	8.5
Equity in reserves of AWAC	21	(b)(c)	(3.4)	(2.5)	2.5

Equity accounted carrying value of AWAC			3,296.1	3,324.8	3,415.6

(b) Equity accounted share of AWAC profits and dividends

(i) AWAC

Equity share of (losses)/profits before tax			(63.5)	247.6	140.4
Equity share of tax			49.5	(74.5)	(55.9)

Equity accounted share of (losses)/profits after tax	12	(g)	(14.0)	173.1	84.5

Dividends/distributions by the Group			(95.1)	(239.9)	(242.1)

Surplus of dividends/distributions received over equity share of profits			(109.1)	(66.8)	(157.6)

(c) Share of AWAC retained profits

Surplus of dividends/distributions received over equity share of profits	12	(b)	(109.1)	(66.8)	(157.6)
Balance brought forward			(58.3)	8.5	166.1

Total equity share in retained profits carried forward			(167.4)	(58.3)	8.5

(d) Accounting policies

The audited combined financial statements of the entities forming AWAC are prepared in accordance with Accounting Principles Generally Accepted in the United States of America (US GAAP). Adjustments are made to convert the accounting policies under US GAAP to IFRS. The principal adjustments are to the valuation of inventories from last-in-first-out basis to a basis equivalent to weighted average cost, create an additional asset retirement obligation for dismantling, removal and restoration of certain refineries, valuation of certain long term energy purchase contracts which include an aluminium price component in the energy price and differences in the recognition of actuarial gains and losses on certain defined benefit plans and the reversal of certain tax credits and fixed asset uplifts included in Alcoa World Alumina Brasil Ltda.

(e) Additional information on associated entities

Name	Principal activities	Country of incorporation	Percentage equity
			2012	2011
Alcoa of Australia Ltd	Bauxite, alumina & aluminium production	Australia	40	40
Alcoa World Alumina LLC	Bauxite and alumina production	America	40	40
Alumina Espanola S.A.	Alumina production	Spain	40	40
Alcoa World Alumina Brasil Ltda.	Bauxite and alumina production	Brazil	40	40
AWA Saudi Ltda.	Bauxite and alumina production	Hong Kong	40	40
Enterprise Partnership [1]	Finance lender	Australia	40	40

[1]	Alcoa Australia Holdings Pty Ltd and Alumina Limited are shareholders of Alcoa of Australia Limited and other Enterprise Companies for certain activities of AWAC.

AWAC has a governing strategic council of five members of which Alumina appoints two members, including the Deputy Chairman

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

12. INVESTMENTS IN ASSOCIATES (continued)

(f) Contingent liabilities

St Croix

In September 1998, Hurricane Georges struck the U.S. Virgin Islands, including the St. Croix Alumina, L.L.C. (“SCA”) facility on the island of St. Croix. The wind and rain associated with the hurricane caused material at the location to be blown into neighbouring residential areas. SCA undertook or arranged various clean up and remediation efforts. The Division of Environmental Protection (“DEP”) of the Department of Planning and Natural Resources (“DPNR”) of the Virgin Islands Government issued a Notice of Violation that Alcoa has contested. In February 1999, certain residents of St. Croix commenced a civil suit in the Territorial Court of the Virgin Islands seeking compensatory and punitive damages and injunctive relief for alleged personal injuries and property damages associated with “bauxite or red dust” from the SCA facility. In September 2009, the Court granted defendants’ motion for summary judgement on the class plaintiffs’ claim for injunctive relief. In October 2009, plaintiffs appealed the Court’s summary judgement order dismissing the claim for injunctive relief and in March 2011, the U.S. Court of Appeals for the Third Circuit dismissed plaintiffs’ appeal of that order. In September 2011, the parties reached an oral agreement to settle the remaining claims in the case which would resolve the personal property damage claims of the 12 remaining individual plaintiffs. On 12 March 2012, the final judgement was entered in the District Court for the District of the Virgin Islands. On 23 March 2012, the plaintiffs filed a notice of appeal of numerous non-settled matters, including but not limited to discovery orders, Daubert rulings, summary judgement rulings, as more clearly set out in the settlement agreement/release between the parties. Plaintiffs’ appellate brief was filed in the 3rd Circuit Court on 4 January 2013, together with a motion seeking leave to file a brief of excess length. The court has suspended the remainder of the briefing schedule, including the date for Alcoa’s reply brief, until it rules on plaintiffs’ motion to file its brief of excess length. AWAC’s share of the settlement is fully insured.

On 23 April 2004, St Croix Renaissance Group, LLLP, Brownfield Recovery Corp, and Energy Answers Corporation of Puerto Rico (collectively referred to as “SCRG”) filed a suit against SCA and Alcoa World Alumina LLC (“AWA LLC”) in the Territorial Court of the Virgin Islands, Division of St Croix for claims related to the sale of SCA’s former St Croix alumina refinery to plaintiffs (Contract Action). SCA and AWA LLC thereafter removed the case to federal court and after a several year period of discovery and motion practice, a jury trial on the matter took place in St Croix from 11 January 2011 to 20 January 2011. The jury returned a verdict in favour of plaintiffs and awarded damages as described: on a claim of breaches of warranty, the jury awarded $13 million; on the same claim, the jury awarded punitive damages in the amount of $6 million; and on a negligence claim for property damage, the jury awarded $10 million.

On 17 February 2011, Alcoa filed post-trial motions seeking judgement, notwithstanding the verdict or, in the alternative, a new trial. On 31 May 2011, the court granted Alcoa’s motion for judgement regarding Plaintiffs’ $10 million negligence award and denied the remainder of Alcoa’s motions. Additionally, the court awarded Plaintiffs pre-judgement interest of $2 million on the breach of warranty award. As a result of the court’s post-trial decisions, AWAC recorded a charge of $20.3 million in 2011. On 14 June 2011, Alcoa filed a notice of appeal with the US Court of Appeals for the Third Circuit regarding Alcoa’s denied post-trial motions. Also on 22 June 2011, SCRG filed a notice of cross appeal with the Third Circuit Court related to certain pre-trial decisions of the court and of the court’s post-trial ruling on the negligence claim. The Third Circuit referred this matter to mediation as is its standard practice in appeals. Following mediation and further, separate settlement discussions, the parties executed an agreement dated 30 September 2011 resolving the matter in its entirety, and subsequently jointly petitioned (i) the District Court to release Alcoa from the jury verdict and (ii) the Third Circuit Court of Appeals to dismiss this matter. On 13 March 2012, the District Court entered an order discharging Alcoa from the jury verdict and, on 14 March 2012, the Third Circuit Court of Appeals dismissed the matter. This matter is now fully resolved.

On 14 January 2010, Alcoa was served with a complaint involving approximately 2,900 individual persons claimed to be residents of St. Croix who are alleged to have suffered personal injury or property damage from Hurricane Georges or winds blowing material from the property since the time of the hurricane. This complaint, Abednego, et al. v. Alcoa, et al. was filed in the Superior Court of the Virgin Islands, St. Croix Division. The complaint names as defendants the same entities as were sued in the February 1999 action described above and have added as a defendant the current owner of the alumina facility property. In February 2010, Alcoa and SCA removed the case to the federal court for the District of Virgin Islands. Subsequently, plaintiffs have filed motions to remand the case to territorial court as well as a third amended complaint, and defendants have moved to dismiss the case for failure to state a claim upon which relief can be granted. On 17 March 2011, the court granted plaintiffs’ motion to remand to territorial court. Thereafter, Alcoa filed a motion for allowance of appeal. The motion was denied on 18 May 2011. The parties await assignment of the case to a trial judge. At present, the Group is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

On 1 March 2012, Alcoa was served with a complaint involving approximately 200 individual persons claimed to be residents of St. Croix who are alleged to have suffered personal injury or property damage from Hurricane Georges or winds blowing material from the property since the time of the hurricane in September 1998. This complaint, Abraham, et al. v Alcoa, et al. alleges claims essentially identical to those set forth in the Abednego v Alcoa complaint. The matter was originally filed in the Superior Court of the Virgin Islands, St. Croix Division, on 30 March 2011. By motion filed 12 March 2012, Alcoa sought dismissal of this complaint on several grounds, including failure to timely serve the complaint and being barred by the statute of limitations. At present, the Group is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

12. INVESTMENTS IN ASSOCIATES (continued)

Alba Proceeding

On 27 February 2008, Alcoa Inc. received notice that Aluminium Bahrain BSC (“Alba”) had filed suit against Alcoa Inc. and AWA LLC, and others, in the United States District Court for the Western District of Pennsylvania (the “Court”), Civil Action number 08-299, styled Aluminium Bahrain BSC v Alcoa Inc., AWA LLC, William Rice, and Victor Dahdaleh (the “Alba Proceeding”). The complaint alleged that certain Alcoa entities, including Alcoa of Australia Ltd and AWA LLC entities (which are part of AWAC), and their agents, including Victor Phillip Dahdaleh, had engaged in a conspiracy over a period of 15 years to defraud Alba. The complaint further alleged that Alcoa and its employees or agents (1) illegally bribed officials of the Government of Bahrain and (or) officers of Alba in order to force Alba to purchase alumina at excessively high prices; (2) illegally bribed officials of the Government of Bahrain and (or) officers of Alba and issued threats in order to pressure Alba to enter into an agreement by which Alcoa would purchase an equity interest in Alba; and (3) assigned portions of existing supply contracts between Alcoa and Alba for the sole purpose of facilitating alleged bribes and unlawful commissions. The complaint alleged that Alcoa and the other defendants violated the Racketeer Influenced and Corrupt Organizations Act (“RICO”) and committed fraud. Alba claimed damages in excess of $1 billion. Alba’s complaint sought treble damages with respect to its RICO claims, compensatory, consequential, exemplary, and punitive damages, rescission of the 2005 alumina supply contract and attorneys’ fees and costs. Neither Alumina Limited, nor any of its employees, is a defendant in the litigation. Alumina holds a 40% equity interest in AWA LLC.

In response to a motion filed by the U.S. Department of Justice (the “DOJ”) on 27 March 2008, the Court ordered the suit filed by Alba to be administratively closed and that all discovery be stayed to allow the DOJ to fully conduct an investigation without the interference and distraction of ongoing civil litigation. The Court further ordered that the case would be reopened at the close of the DOJ’s investigation. On 8 November 2011 at Alcoa’s request, the Court removed the case from administrative stay and ordered Alba to file an Amended Complaint by 28 November 2011 and a RICO case statement 30 days thereafter for the limited purpose of allowing Alcoa to move to dismiss Alba’s lawsuit. Alcoa filed a motion to dismiss, which was denied on 11 June 2012.

The Alba Proceeding was settled in relation to Alcoa Inc. and AWA LLC in October 2012, without any admission of liability, by a cash settlement payment of US$85 million, to be paid by AWA LLC in two equal instalments by the first anniversary of the settlement. Based on the settlement agreement with Alba, AWA LLC recorded a charge of $85 million in 2012 in respect of the Alba Proceeding. In addition, AWA LLC entered into a long term alumina supply agreement with Alba.

U.S. Government Investigation relating to Alba Proceeding

On 26 February 2008, Alcoa Inc. had advised the DOJ and the U.S. Securities and Exchange Commission (the “SEC”) that it had recently become aware of these claims, had already begun an internal investigation, and intended to co-operate fully in any investigation that the DOJ or the SEC may commence. On 17 March 2008, the DOJ notified Alcoa that it had opened a formal investigation and Alcoa has reported it has been co-operating with the government. The SEC subsequently commenced a parallel investigation. The United States Foreign Corrupt Practices Act and related statutes and regulations in the United States and elsewhere provide for potential injunctive relief, monetary penalties, disgorgement, prejudgment interest, criminal sanctions and other remedies and may result in certain cases in suspension or debarment from doing business with governmental entities or other collateral consequences.

Alcoa Inc. has reported that the DOJ and the SEC investigations into the subject matter of the Alba Proceeding are ongoing and that it has been actively negotiating with the DOJ and SEC to reach a resolution of those investigations. However, Alcoa Inc. has stated that it has not reached any agreement with either agency. Alcoa Inc. has stated that, given the uncertainty regarding whether a settlement can be reached and, if reached, on what terms, it is not able to estimate a range of reasonably possible loss with regard to any such settlement. If a settlement of the DOJ and SEC investigations is reached, Alcoa Inc. has stated that it believes that the settlement amount would be material to Alcoa Inc’s results of operations for the relevant fiscal period. In the event that a settlement is reached in relation to the DOJ and SEC investigations of the Alba matter, Alcoa Inc. and Alumina Limited have agreed that the cash costs of the settlement of the Alba Proceeding and the DOJ and SEC investigations will be allocated between them such that 62.5% will be borne by Alcoa Inc. and 37.5% by AWAC. If a settlement is reached with the DOJ and the SEC regarding their investigations, under that agreement between Alcoa and Alumina Limited, the Company expects a reallocation of a portion of the costs (including legal fees) of the Alba civil settlement from AWAC to Alcoa. If a settlement cannot be reached, Alcoa Inc. has stated that it will proceed to trial with the DOJ and the SEC and under those circumstances, it is unable to predict an outcome or to estimate its reasonably possible loss. Alcoa Inc. has stated that, in those circumstances, there can be no assurance that the final outcome of the DOJ’s and SEC’s investigations will not have a material adverse effect on Alcoa Inc. Accordingly, in those circumstances, there can be no assurance that such final outcome may not have a material adverse effect on AWAC.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

12. INVESTMENTS IN ASSOCIATES (continued)

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

	Notes		US$ Million
			2012	2011	2010
(g) Alumina Limited’s share of aggregate associates:

Current assets			797.2	716.1	712.9
Non-current assets			3,717.0	3,656.2	3,766.5
Current liabilities			(700.1)	(595.6)	(655.3)
Non-current liabilities			(809.4)	(745.4)	(704.6)

Net assets			3,004.7	3,031.3	3,119.3
Mineral rights and bauxite assets			115.6	117.7	120.5
Goodwill			175.8	175.8	175.8

Carrying value	12	(a)	3,296.1	3,324.8	3,415.6

Revenues			2,326.1	2,666.8	2,182.4
Expenses			(2,389.6)	(2,419.2)	(2,042.0)

(Loss)/profit before income tax			(63.5)	247.6	140.4
Income tax credit/(charge)			49.5	(74.5)	(55.9)

(Loss)/profit after income tax			(14.0)	173.1	84.5

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

13. NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT

	Notes		US$ Million
			2012	2011
Plant and equipment	13	(a)	0.2	0.2

(a) Plant and equipment

Cost			0.3	0.6
Accumulated depreciation			(0.1)	(0.4)

			0.2	0.2

14. CURRENT LIABILITIES – PAYABLES
Trade payables			1.6	1.7
Interest payable			1.1	1.4

			2.7	3.1

(a) Currencies
The carrying amounts of the Group’s trade and other payables are denominated in the following currencies:

Australian dollars			2.0	1.6
US dollars			0.7	1.5

			2.7	3.1

15. INTEREST-BEARING LIABILITIES

Current
Unsecured
Bank loans			52.0	52.9

Non-current
Unsecured
Bank loans			622.5	437.7

Total			674.5	490.6

(a) Currencies
			$ Millions
Interest-bearing liabilities are due in the following currencies:
US dollars			638.1	439.4
BRL [1]			74.4	96.2

US$ equivalent of above currencies			674.5	490.6

[1]	BRL loans have been swapped to US dollars using cross currency interest rate swaps.

(b) Exchange rates

Exchange rates at balance date used in translations:
USD$1 = BRL	2.044	1.876

(c) Fair values

The Directors consider the carrying amounts of bank loans to approximate their fair values where ‘fair value’, by definition, is the USD principal amount.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

15. INTEREST-BEARING LIABILITIES (continued)

(d) Risk Exposures

The exposure of the Group’s borrowings to interest rate changes and the contractual repricing dates at the balance dates are as follows:

	US$ Million
	2012	2011
6 months or less	674.5	490.6
1 – 5 years	—	—
Over 5 years	—	—

	674.5	490.6

16. CURRENT LIABILITIES – PROVISIONS

	Notes	US$ Million
		2012	2011
Employee benefits-provision for annual leave		0.3	0.2

17. NON-CURRENT LIABILITIES – DEFERRED TAX LIABILITIES

The balance comprises temporary differences attributable to:
Deferred tax liabilities
Payables			—	0.1
Fair value of derivatives			—	—

Total deferred tax liabilities			—	0.1

Deferred tax assets
Employee benefits			0.2	0.2
Fair value of derivatives			1.4	0.4
Borrowing costs			0.1	0.1
Accrued liabilities			0.3	0.1
Transaction costs			1.7	4.5

Total deferred tax assets other than losses			3.7	5.3

Net deferred tax assets before tax losses			3.7	5.2

Tax losses – revenue	7	(c)	280.2	237.9
Tax losses – capital	7	(c)	285.4	285.4

Deductible temporary differences and tax losses not recognised			(569.3)	(528.5)

Net deferred tax assets			—	—

Deferred tax assets are recognised only to the extent of deferred tax liabilities existing at reporting date. Remaining deferred tax assets and liabilities are not recognised as it is not probable that future taxable amounts will be available to utilise those temporary differences and losses. The consolidated entity recognises all movements in temporary differences in profit and loss other than temporary differences arising from movements in exchange rates.

18. NON-CURRENT LIABILITIES – PROVISIONS

	US$ Million
	2012	2011
Employee benefits-provision for long service leave	0.6	0.5

The aggregate of provisions for employee benefits as shown in Notes 16 and 18 are US$0.9 million (2011: US$0.7 million).

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

19. CONTRIBUTED EQUITY

	US$ Million
Ordinary share capital issued and fully paid	2012	2011	2010
Balance brought forward	2,154.1	2,154.1	2,154.1
Movement for the period	—	—	—

Total issued capital	2,154.1	2,154.1	2,154.1

Movements in ordinary share capital	Number of fully paid shares
	2012	2011	2010
Opening number of shares	2,440,196,187	2,440,196,187	2,440,196,187
Movement for the period	—	—	—

Closing number of shares	2,440,196,187	2,440,196,187	2,440,196,187

(a) Ordinary shares

Ordinary shares, which have no par value, entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of, and amounts paid on, the shares held.

(b) Capital risk management

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

The gearing ratios at 31 December 2012 and 31 December 2011 were as follows:

	Notes	US$ Million
		2012	2011
Total borrowings	15	674.5	490.6
Less: cash and cash equivalents	10	(10.1)	(19.0)

Net debt		664.4	471.6

Debt		674.5	490.6
Total equity		2,628.5	2,854.0

Total capital		3,303.0	3,344.6

Gearing ratio		20.1%	14.1%

The increase in the gearing ratio during 2012 resulted primarily from an increase in net debt and a decrease in comprehensive income resulting primarily from the depreciation of the Brazilian Reais against the US dollar.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

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

For performance rights granted since 2008, if less than 100% vest when tested initially at the end of a three year period, two further tests apply (over a four week period) 6 and 12 months after the initial test. Any performance rights which do not vest after the second retest will lapse.

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

Set out below are the assumptions made for the performance rights granted on 9 March 2012:

Share Price at Valuation date	$1.185
Risk Free rate	3.63%
Dividend Yield	3.1%
Volatility	47%

The volatility assumption is based on the actual volatility of Alumina Limited’s daily closing share price over the three year period to the valuation date.

Set out below are summaries of performance rights granted under the Plan:

2012

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number		Vested during the year Number	Expired during the year Number	Balance at end of the year Number
13/1/2009	30/11/2011	352,500	—		—	(352,500)	—
12/2/2010	20/12/2012	496,600	—		—	(11,000)	485,600
18/2/2011	6/12/2013	428,400	—		—	(9,100)	419,300
9/3/2012	11/12/2014	—	680,240	[1]	—	(14,200)	666,040

Total		1,277,500	680,240		—	(386,800)	1,570,940

[1]	Fair value per performance right at grant date was A$0.78.

2011

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number		Vested during the year Number	Expired during the year Number	Balance at end of the year Number
8/2/2008	4/12/2010	15,850	—		—	(15,850)	—
13/1/2009	30/11/2011	352,500	—		—	—	352,500
12/2/2010	20/12/2012	634,300	—		—	(137,700)	496,600
18/2/2011	6/12/2013	—	559,900	[1]	—	(131,500)	428,400

Total		1,002,650	559,900		—	(285,050)	1,277,500

[2]	Fair value per performance right at grant date was A$2.03.

The weighted average remaining contractual life of share options outstanding at the end of the period was 2.1 years (2011: 2.1 years)

Expenses arising from share-based payment transactions in the Alumina Employee Share Plan

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	US$ 000’s
	2012	2011	2010
Performance rights granted under the Alumina Employee Share Plan	673	580	388

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

21. RESERVES, RETAINED PROFITS AND TREASURY SHARES

	Notes		US$ Million
			2012	2011	2010
Reserves
Asset revaluation reserve	21	(c)	30.8	30.8	30.8
Capital reserve	21	(c)	12.5	12.5	14.8
Foreign currency translation reserve	21	(a)	(320.8)	(230.9)	(62.0)
Share-based payments reserve	21	(b)	5.0	4.4	3.8
Option premium on convertible bonds	21	(c)	18.6	18.6	18.6
Cash-flow hedge reserve	21	(c)	(5.1)	(4.2)	0.8

			(259.0)	(168.8)	6.8

(a) Foreign currency translation reserve
Balance brought forward			(230.9)	(62.0)	(292.0)
Currency translation differences arising during the year			(89.9)	(168.9)	230.0

Balance carried forward			(320.8)	(230.9)	(62.0)

(b) Share-based payments reserve
Share based payments reserve at the beginning of the financial year:
- Group			2.7	1.7	1.7
- Associates			1.7	1.7	1.7

			4.4	3.8	3.4

Performance rights expense
- Group			0.6	0.6	0.4
- Associates			—	—	—

Balance carried forward			5.0	4.4	3.8

Share based payments reserve at end of the financial year:
- Group			3.3	2.7	2.1
- Associates			1.7	1.7	1.7

			5.0	4.4	3.8

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

(vi) Cash-flow hedge reserve

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve (refer Note 1(p)). The year-end balance and movements within the cash-flow hedge reserve of AWAC is accounted for via the equity accounting method.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

21. RESERVES, RETAINED PROFITS AND TREASURY SHARES (continued)

	Notes		US$ Million
			2012	2011	2010
(d) Retained profits
Retained profits at the beginning of the financial year:
- Group			928.5	903.6	803.0
- Associates			(58.3)	8.5	166.1

			870.2	912.1	969.1
(Loss)/profit attributable to the owners of Alumina Limited			(62.1)	126.6	34.6
Transfer from capital reserve			—	2.3	—
Dividend provided for or paid			(73.2)	(170.8)	(91.6)

Retained profits at the end of the financial year			734.9	870.2	912.1

Retained profits at the end of the financial year:
- Group			902.3	928.5	903.6
- Associates	12	(c)	(167.4)	(58.3)	8.5

			734.9	870.2	912.1

	Notes		US$ Million
			2012	2011	2010
(e) Treasury shares [1]
Balance brought forward			(1.5)	(1.5)	(1.0)
Movement for the period			—	—	(0.5)

Balance carried forward			(1.5)	(1.5)	(1.5)

[1]

Under IAS 32, if an entity reacquires its own equity instruments, those instruments shall be deducted from equity. Alumina Limited, through its Employee Share Plan Trust, purchased shares for its long term incentive plan.

22. NOTES TO THE CASH FLOW STATEMENTS

			US$ Million
			2012	2011	2010
(a) Reconciliation of operating profit after income tax to net cash inflow from operating activities

Operating (loss)/profit from continuing operations after income tax			(62.1)	126.6	34.6
Surplus of dividends received/receivable over equity share of profits	12	(b)	109.1	66.8	157.6
Amortisation of option portion of convertible bond	6		—	1.7	8.1
Amortisation of commitment and upfront fees			2.4	4.4	3.1
Commitment and upfront fees capitalised			(1.6)	(1.5)	(3.4)
Non-cash employee benefits expense-share based payments			0.6	0.6	0.4
Net exchange differences			—	(0.1)	0.4

Sub total			48.4	198.5	200.8
Change in assets and liabilities
(Increase)/decrease in:
- receivables			0.1	—	(0.1)
- other assets			1.0	0.3	(0.5)
(Decrease)/increase in:
- payables			(0.4)	(2.8)	0.6
- other liabilities			(0.5)	0.1	(0.2)

Net cash inflow from operating activities			48.6	196.1	200.6

(b) Acquisition/disposal of controlled entities

During the year the Company did not dispose of any material controlled entities.

(c) Non-cash financing and investing activities

There were no non-cash financing or investing activities in 2012 (2011 and 2010: nil).

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

23. FINANCING FACILITIES

	Notes	US$ Million
		2012	2011
The facilities available at balance date were as follows:
Total loan facilities		929.5	785.6
Used at end of reporting period	15	674.5	490.6

Available at balance date		255.0	295.0

Funding facilities include bilateral bank facilities, a syndicated facility and a development bank loan. All bilateral bank facilities are available in US dollars, of which two are also available in Australian dollars and one is also available in EURO. The syndicated facility is available in US dollars. The development bank loan is fully drawn in US dollars and Brazilian Reais and amortises at approximately $52 million per annum. Funding facilities in currencies other than US dollars have been converted to US dollar equivalents at period end exchange rates.

During the year, Alumina Limited added $200 million in new committed debt facilities with terms of two to five years and refinanced the US$107 million committed bank facility due for maturity in November 2013 to December 2017. The next scheduled debt maturity for Alumina Limited is US$100 million in March 2014.

Current liabilities of $59.8 million exceed current assets of $15.1 million, however the Directors have concluded that the liabilities will be met using available cash and undrawn committed facilities whose maturities extend beyond 31 December 2013.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

24. FINANCIAL INSTRUMENTS

(a) Interest rate risk

The Group is mainly exposed to interest rate risk on its outstanding interest bearing liabilities and cash investments.

Interest rate risk exposure

The consolidated entity’s exposure to interest rate risk and the effective weighted interest rate after the effect of derivative instruments is set out below:

As at 31 December 2012

US$ Million	Notes	Floating interest	1 year or less	Fixed interest	Non- interest bearing	Total
Financial Assets

Cash and cash equivalents	10	10.1	—	—	—	10.1
Receivables	11	—	—	—	0.1	0.1

		10.1	—	—	0.1	10.2

Financial Liabilities
Payables	14	—	—	—	2.7	2.7
Interest-bearing liabilities	15	674.5	—	—	—	674.5

		674.5	—	—	2.7	677.2

Weighted average interest rate after derivative instruments		3.18%

Net financial liabilities		(664.4)	—	—	(2.6)	(667.0)

As at 31 December 2011

US$ Million	Notes	Floating interest	1 year or less	Fixed interest	Non- interest bearing	Total
Financial Assets

Cash and cash equivalents	10	19.0	—	—	—	19.0
Receivables	11	—	—	—	0.2	0.2

		19.0	—	—	0.2	19.2

Financial Liabilities
Payables	14	—	—	—	3.1	3.1
Interest-bearing liabilities	15	490.6	—	—	—	490.6

		490.6	—	—	3.1	493.7

Weighted average interest rate after derivative instruments		3.63%

Net financial liabilities		(471.6)	—	—	(2.9)	(474.5)

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

24. FINANCIAL INSTRUMENTS (continued)

(b) Fair value measurements

Fair value measurements recognised on the balance sheet

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 31 December 2012 and 31 December 2011 grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices), and

Level 3 - inputs for the asset or liability that are based on unobservable market data (unobservable inputs)

Group – as at 31 December 2012	Level 1 US$ Million	Level 2 US$ Million	Level 3 US$ Million	Total US$ Million
Financial liabilities at fair value through profit and loss
Derivative financial instruments	—	4.6	—	4.6

Total financial liabilities	—	4.6	—	4.6

Group – as at 31 December 2011	Level 1 US$ Million	Level 2 US$ Million	Level 3 US$ Million	Total US$ Million
Financial liabilities at fair value through profit and loss
Derivative financial instruments	—	1.3	—	1.3

Total financial assets	—	1.3	—	1.3

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

25. INVESTMENTS IN CONTROLLED ENTITIES

Entities consolidated	Notes	Place of Incorporation

NAME
Alumina Limited		VIC, Australia

All controlled entities are wholly-owned, unless otherwise indicated

Controlled entities
Alumina Employee Share Plan Pty Ltd		VIC, Australia
Alumina Finance Limited	D	VIC, Australia
Alumina Holdings (USA) Inc.	A	Delaware, USA
Alumina International Holdings Pty. Ltd.	B	VIC, Australia
Alumina Brazil Holdings Pty Ltd	C	VIC, Australia
Alumina Limited Do Brasil SA	E	Brazil
Alumina (U.S.A.) Inc.	A	Delaware, USA
Butia Participaçoes SA	F	Brazil
Westminer Acquisition (U.K.) Limited	F	UK
Westminer International (U.K.) Limited	G	UK

These controlled entities:

A)	have not prepared audited accounts as they are non-operating or audited accounts are not required in their country of incorporation. Appropriate books and records are maintained for these entities;

B)	has been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investment Commission (“ASIC”) Class Order 98/1418.

C)	this is a small proprietary company, and is not required to prepare a financial report;

D)	this company was incorporated on 5 May 2008 and is 100% owned by Alumina Limited. It has a functional currency of US dollars and prepares separate audited accounts;

E)	this company was incorporated on 19 March 2009 and is 9.07% owned by Alumina Limited and 90.93% owned by Alumina International Holdings Pty. Ltd. It has a functional currency of US dollars and prepares separate audited accounts;

F)	prepares separate audited accounts;

G)	this company was dissolved on 10 May 2011.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

26. CONTINGENT LIABILITIES

There were no contingent liabilities of the Group as at 31 December 2012 (2011: nil). Contingent liabilities of the associates are detailed in Note 12(f).

27. COMMITMENTS FOR EXPENDITURE

	US$ Million
	2012	2011

Lease commitments

Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:
Within one year	0.1	0.1
Later than one year but not later than 5 years	0.2	0.3
Later than 5 year	—	—

	0.3	0.4

The Group leases office facilities under non-cancellable operating leases expiring within two to five years.

Capital commitments

There are no contractual capital commitments at reporting date but there are expected to be capital injections to AWAC during 2013.

28. RELATED PARTY TRANSACTIONS

The parent entity within the Group is Alumina Limited. Balances and transactions between the parent entity and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

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

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

29. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following persons were directors of Alumina Limited during the financial year:

Chairman – non-executive

J Pizzey

Executive directors

J Bevan, Chief Executive Officer

Non-executive directors

P A F Hay

E Stein

P C Wasow

(b) Other key management personnel

In addition to executive directors, the following person also had authority for the strategic direction and management of the company and the consolidated entity during the financial year:

Name	Position	Employer
S C Foster	General Counsel and Company Secretary	Alumina Limited
C Thiris	Chief Financial Officer	Alumina Limited

All of the persons above were also key management persons during the year ended 31 December 2012.

(c) Remuneration of key management personnel

	US$
	2012	2011	2010
Short-term employee benefits	4,272,382	4,649,435	3,733,287
Post-employment benefits	114,777	118,089	89,400
Share based payments	582,355	532,570	323,898
Termination pay	—	547,986	—

	4,969,514	5,848,080	4,146,585

(d) Equity instrument disclosures relating to key management personnel

(i) Alumina Employee Performance Rights Plan

Performance rights over ordinary shares in the company are provided as remuneration. These rights vest at the end of the performance period if certain performance tests are achieved over that performance period.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

29. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(ii) Performance share rights holdings

The number of performance rights over ordinary shares in the Company held during the financial year by each director of Alumina Limited and the key management personnel of the company and the consolidated entity, including their personally related entities, is set out below:

2012

Name	Type of equity-based instrument	Number of performance rights held at 1 January 2012 [1]	Number granted during the year as remuneration [2]	Number vested/exercised during the year	Number lapsed during the year [3]	Number held at 31 December 2012	Vested and exercisable at the end of the year
J Bevan	Performance rights	770,300	418,500	—	(191,600)	997,200	—
S C Foster	Performance rights	305,400	136,300	—	(113,600)	328,100	—
C Thiris[4]	Performance rights	—	—	—	—	—	—

[1]	Includes the number of Performance Rights granted that were subject to testing in 2012 but not yet vested.
[2]	Performance Rights granted in March 2012 for the 3 year performance test period concluding in December 2014.
[3]

For Performance Rights granted under ESP in January 2009 and tested in December 2011 were subject to two further tests applied over a (4 week period) 6 and 12 months after the initial test. The testing of those Performance Rights in 2012 resulted in all of those Performance rights lapsing.

[4]

Performance Rights are granted in respect of work conducted in the prior year. Mr Thiris was appointed interim Chief Financial Officer in September 2011 and was appointed Chief Financial Officer in December 2011 and as such, no Performance Rights were offered to Mr Thiris in respect of 2012.

2011

Name	Type of equity-based instrument	Number of performance rights held at 1 January 2011 (1)	Number granted during the year as remuneration (2)	Number vested/exercised during the year	Number lapsed during the year (3)	Number held at 31 December 2011	Vested and exercisable at the end of the year
J Bevan	Performance rights	504,500	265,800	—	—	770,300	—
S C Foster	Performance rights	231,400	86,600	—	(12,600)	305,400	—
J S Downes[4]	Performance rights	137,700	131,500	—	(269,200)	—	—

[1]	Includes the number of Performance Rights granted that were subject to testing in 2011 but not yet vested.
[2]	Performance Rights granted in February 2011 for the 3 year performance test period concluding in December 2013.
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

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

29. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(iii) Shareholdings

The numbers of shares in the company held during the financial year by each director of Alumina Limited and the key management personnel of the company and consolidated entity, including their personally-related entities, are set out below.

2012

Name	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year	Balance at the end of the year

Directors of Alumina Limited
Ordinary shares
P A F Hay	112,598	—	—	112,598
J Pizzey	65,445	—	—	65,445
E Stein	14,281	—	—	14,281
J Bevan	432,152	—	—	432,152
Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	144,867	—	—	144,867

2011

Name	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year	Balance at the end of the year

Directors of Alumina Limited
Ordinary shares
D M Morley[1]	951,670	—	—	951,670
P A F Hay	112,598	—	—	112,598
R J McNeilly[2]	115,145	—	—	115,145
J Pizzey	65,445	—	—	65,445
E Stein	—	—	14,281	14,281
J Bevan	355,380	—	76,772	432,152
J S Downes[3]	174,350	—	31,210	205,560

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

(e) Loans to directors and executives

No loans were made to directors of Alumina Limited and other key management personnel of the Group, including their personally-related entities in 2012 or 2011.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

30. REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the Group, and its related practices:

	US$ 000’s
	2012	2011	2010
Amounts received or due and receivable by PricewaterhouseCoopers Australia:
Audit and review of the financial reports	865	867	807

Other assurance services	4	4	481

Amounts received or due and receivable by related practices of PricewaterhouseCoopers Australia:
Overseas taxation services	16	65	38

Total	885	936	1,326

It is the Group’s policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the Group are important provided such arrangements do not compromise audit independence. These assignments are principally tax advice or where PricewaterhouseCoopers is awarded assignments on a competitive basis.

31. FINANCIAL REPORTING BY SEGMENT

(a) Geographical Segment Identification

Years ended 31 December 2012 and 31 December 2011

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

(b) Entity wide disclosures: Geographical location of assets

Year ended 31 December 2012	US$ Millions
Consolidated	Australia	Brazil	Other	Total

Investments in Associates	1,209.8	1,255.2	831.1	3,296.1
Other assets	13.8	0.6	0.9	15.3
Liabilities	(497.9)	(185.0)	—	(682.9)

Consolidated net assets				2,628.5

Year ended 31 December 2011	US$ Millions
Consolidated	Australia	Brazil	Other	Total

Investments in Associates	1,218.4	1,357.5	748.9	3,324.8
Other assets	23.3	1.4	0.9	25.6
Liabilities	(255.1)	(241.3)	—	(496.4)

Consolidated net assets				2,854.0

Alumina Limited earns no revenue from external customers.

32. EVENTS OCCURING AFTER THE BALANCE SHEET DATE

On 14 February 2013, Alumina Limited announced that CITIC* unconditionally subscribed, in aggregate, for 366,029,428 fully paid ordinary shares in Alumina Limited, being 15% of Alumina Limited’s current capital base, representing 13.04% of Alumina Limited’s capital base following completion (the “Placement”).

The Placement raised approximately A$452 million based on an issue price of A$1.235 per share, which reflected a premium of approximately 3% to the closing price of Alumina Limited shares on 13 February 2013 and a premium of 11% to the volume weighted average price of Alumina Limited shares for the 30 day period ending 13 February 2013.

The new shares issued under the Placement ranked equally from allotment in all respects with existing Alumina Limited shares

*	The subscribers are CITIC Resources Australia Pty Ltd, an indirectly wholly-owned subsidiary of CITIC Resources Holding Limited, and Bestbuy Overseas Co., Ltd, an indirect wholly-owned subsidiary of CITIC Limited.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alumina Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, cash flows statements and statements of changes in equity present fairly, in all material respects, the financial position of Alumina Limited and its subsidiaries at 31 December 2012 and 31 December 2011, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b) in this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

MELBOURNE VIC 3001

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

April 11, 2013

Report of Independent Registered Public Accounting Firm

To the Members of the Strategic Council of

Alcoa World Alumina and Chemicals

(Majority-owned by Alcoa Inc.)

In our opinion, the accompanying combined balance sheets and the related combined statements of (loss) income, comprehensive income (loss), changes in members’ equity and cash flows present fairly, in all material respects, the financial position of Alcoa World Alumina and Chemicals (“AWAC”) at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AWAC’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania March 4, 2013

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Combined Balance Sheets

December 31, 2012 and 2011

(U.S. dollars in millions)	2012	2011
Assets
Current assets
Cash and cash equivalents	$126.0	$204.0
Receivables from customers	154.0	234.7
Related party receivables (I)	214.7	235.7
Other receivables	88.9	64.8
Related party notes receivable (I)	88.7	82.9
Inventories (D)	808.0	777.3
Fair value of derivative contracts (N)	204.2	0.8
Prepaid expenses and other current assets	216.9	138.1

Total current assets	1,901.4	1,738.3

Properties, plants and equipment, net (E)	6,909.2	7,133.8
Investments (F)	593.1	401.1
Deferred income taxes (M)	575.5	467.3
Fair value of derivative contracts (N)	328.6	7.0
Other noncurrent assets (G)	1,110.2	1,175.1

Total assets	$11,418.0	$10,922.6

Liabilities
Current liabilities
Short-term borrowings and current portion of capital lease obligations (H)	$69.6	$38.5
Accounts payable, trade	753.1	771.9
Accounts payable, related party (H)	87.9	114.3
Accrued compensation and retirement costs	295.7	263.5
Taxes, including taxes on income	28.7	114.9
Deferred income taxes (M)	114.1	109.1
Deferred credit related to derivative contracts (N)	200.0	—
Other current liabilities	215.7	133.4

Total current liabilities	1,764.8	1,545.6

Capital lease obligations and long term debt (H)	68.7	31.0

Accrued pension benefits (K)	127.0	204.6

Accrued other postretirement benefits (K)	83.8	79.5
Deferred alumina sales revenue (A)	108.3	116.5
Deferred income taxes (M)	255.8	217.7
Deferred credit related to derivative contracts (N)	309.5	—
Other noncurrent liabilities and deferred credits	456.4	384.6

Total liabilities	3,174.3	2,579.5

Contingencies and commitments (P)

Members’ equity
Members’ equity	7,899.9	7,797.0
Accumulated other comprehensive income	343.8	546.1

Total members’ equity	8,243.7	8,343.1

Total liabilities and members’ equity	$11,418.0	$10,922.6

The accompanying notes are an integral part of these combined financial statements.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Combined Statements of (Loss) Income

Years Ended December 31, 2012, 2011 and 2010

(U.S. dollars in millions)	2012	2011	2010

Revenues
Sales	$3,645.0	$4,144.6	$3,452.4
Sales to related parties (I)	2,170.3	2,522.4	2,004.1

	5,815.3	6,667.0	5,456.5

Costs and expenses
Cost of goods sold (exclusive of expenses below)	5,369.8	5,459.0	4,523.3
Selling, general administrative, and other expenses	110.7	113.5	94.1
Research and development expenses	22.2	21.3	20.3
Provision for depreciation, depletion and amortization	478.9	465.8	424.5
Restructuring and other charges (R)	8.1	52.9	13.2
Interest expense	5.6	4.3	12.6
Other (income) expense, net (S)	(34.4)	(59.1)	(3.3)

	5,960.9	6,057.7	5,084.7

(Loss)/Income before income taxes	(145.6)	609.3	371.8

(Benefit)/provision for taxes on income (M)	(53.7)	139.6	36.5

Net (loss)/income	$(91.9)	$469.7	$335.3

The accompanying notes are an integral part of these combined financial statements.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Statements of Comprehensive Income (Loss)

Years Ended December 31, 2012, 2011 and 2010

(U.S. dollars in millions)	2012	2011	2010

Net (loss) income	$(91.9)	$469.7	$335.3
Other comprehensive income (loss) income
Foreign currency translation adjustments	(253.3)	(438.4)	861.4
Change in unrecognized gains (losses) and prior service cost related to pension and other postretirement benefit plans, net of tax	53.1	(99.9)	(15.8)
Unrecognized gains (losses) on derivatives, net of tax
Net change from periodic revaluations	(2.1)	(13.9)	0.9
Net amount reclassified to income	—	1.4	51.6

Total Other comprehensive (loss) income	(202.3)	(550.8)	898.1

Comprehensive (loss) income	$(294.2)	$(81.1)	$1,233.4

The accompanying notes are an integral part of these combined financial statements.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Combined Statements of Cash Flows

Years Ended December 31, 2012, 2011 and 2010

(U.S. dollars in millions)	2012	2011	2010

Cash from operations
Net (loss)/income	$(91.9)	$469.7	$335.3
Adjustments to reconcile net (loss)/income to cash from operations
Depreciation, depletion and amortization	478.9	465.8	424.5
Deferred income taxes	(111.8)	(72.8)	(185.6)
Equity (income) loss, net of dividends	5.9	13.3	(2.5)
Restructuring and other charges (R)	8.1	52.9	13.2
Stock-based compensation (L)	4.9	4.6	4.0
Excess tax benefits from stock-based payment arrangements	—	(0.1)	—
Gain on sale of assets	(7.9)	(42.9)	(3.4)
Changes in assets and liabilities, excluding effects of foreign currency translation adjustments:
Decrease (increase) in receivables	80.6	(111.6)	73.3
(Increase) decrease in inventories	(22.0)	(72.5)	53.8
(Increase) decrease in prepaid expenses and other current assets	(72.2)	10.5	10.6
Increase (decrease) in accounts payable and accrued expenses	42.2	102.7	(10.9)
(Decrease) increase in taxes, including taxes on income	(88.8)	(20.0)	46.4
Net change in noncurrent assets and liabilities, and other	15.9	(109.6)	(35.4)

Cash provided from operations	241.9	690.0	723.3

Financing activities
Net change in short-term borrowings (original maturities of three months or less) (H)	(11.0)	3.6	(7.7)
Additions to debt (original maturities greater than three months) (H)	92.5	—	—
Payments on debt (original maturities greater than three months)	0.0	(218.5)	(3.7)
Net changes in capital lease obligations (H)	(12.7)	(11.0)	(3.4)
Capital contributions	428.4	426.7	433.5
Dividends paid and return of capital to members	(238.5)	(641.9)	(640.6)
Excess tax benefits from stock-based payment arrangements	—	0.1	—

Cash provided from (used for) financing activities	258.7	(441.0)	(221.9)

Investing activities
Capital expenditures	(375.3)	(392.0)	(298.4)
Additions to investments	(202.9)	(68.2)	(70.6)
Proceeds from sale of assets	6.5	48.5	1.1
Net change in related party note receivable (I)	(3.6)	34.9	(28.0)

Cash used for investing activities	(575.3)	(376.8)	(395.9)

Effect of exchange rate changes on cash and cash equivalents	(3.3)	0.2	22.7

Net change in cash and cash equivalents	(78.0)	(127.6)	128.2

Cash and cash equivalents
Beginning of year	204.0	331.6	203.4

End of year	$126.0	$204.0	$331.6

The accompanying notes are an integral part of these combined financial statements.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Combined Statements of Changes in Members’ Equity

Years Ended December 31, 2012, 2011 and 2010

		Accumulated
		Other	Total
	Members’	Comprehensive	Members’
(U.S. dollars in millions)	Equity	Income (Loss)	Equity

Balances at December 31, 2009	$7,405.7	$198.8	$7,604.5
Net income	335.3		335.3
Other comprehensive income		898.1	898.1
Capital contributions from members (B)	433.5		433.5
Dividends paid and return of capital to members	(640.6)		(640.6)
Stock-based compensation	4.0		4.0

Balances at December 31, 2010	7,537.9	1,096.9	8,634.8

Net income	469.7		469.7
Other comprehensive loss		(550.8)	(550.8)
Capital contributions from members (B)	426.7		426.7
Dividends paid and return of capital to members	(641.9)		(641.9)
Stock-based compensation	4.6		4.6

Balances at December 31, 2011	7,797.0	546.1	8,343.1

Net loss	(91.9)		(91.9)
Other comprehensive loss		(202.3)	(202.3)
Capital contributions from members (B)	428.4		428.4
Dividends paid and return of capital to members	(238.5)		(238.5)
Stock-based compensation	4.9		4.9

Balances at December 31, 2012	$7,899.9	$343.8 *	$8,243.7

*	Comprised of unrealized foreign currency translation adjustments of $554.3, unrecognized losses and prior service costs, net related to pension and post-retirement benefit plans of ($198.0), and unrecognized losses on derivatives of ($12.5), all net of tax.

The accompanying notes are an integral part of these combined financial statements.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

A. Summary of Significant Accounting Policies

Principles of Combination and Basis of Presentation

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

The combined financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and require management to make certain judgments, estimates, and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and affect the amounts of revenues and expenses reported during the period. Actual results could differ from those estimates upon subsequent resolution of identified matters. Certain amounts in previously issued financial statements were reclassified to conform to the 2012 presentation.

The following operating entities represent the combined operations of AWAC and form the basis of the combined financial statements:

Entity	Country

Alcoa World Alumina (AWA) LLC*	United States
Alcoa of Australia	Australia
Alumina Espanola	Spain
AWA Brazil	Brazil
AWA Saudi Limited**	Saudi Arabia
Enterprise Partnership	Australia

*	Alcoa World Alumina LLC holds AWAC’s mining and refining interests in the United States, Suriname, Jamaica and Guinea (collectively referred to as the “Combined LLCs”).
**	AWA Saudi Limited holds AWAC’s investment in a mining and refining operating joint venture in the Kingdom of Saudi Arabia owned 25.1% by AWAC and 74.9% by Saudi Arabian Mining Company (“Ma’aden”).

The combined financial statements have been carved out from the books and records of Alcoa. All transactions between entities included in the combined financial statements have been eliminated. The statements of income include all items of revenue and income generated by AWAC and all items of expense directly incurred by AWAC. These include expenses charged to AWAC by Alcoa in the normal course of business. The amounts have been allocated on a basis considered reasonable by management using either specific identification or proportional allocations based on usage, headcount or other reasonable methods of allocation. As a result of these allocated amounts, the financial statements of AWAC may not be indicative of the results that would be presented if AWAC had operated as an independent stand-alone entity. The combined financial statements reflect amounts necessary in order to depict the combined financial position, results of operations and cash flows of AWAC on a stand-alone basis. For additional information concerning expenses charged to AWAC by Alcoa see Note I.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

Related Party Transactions

AWAC sells alumina and aluminum to Alcoa. These transactions are intended to represent amounts negotiated at arms-length terms. Additionally, Alcoa provides employee, administrative and other services to AWAC. These amounts have been recorded on a reasonable basis representative of cost. AWAC has amounts due to and from related parties as a result of these transactions. For additional information on related party transactions see Note I.

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

Properties, Plants and Equipment

Properties, plants and equipment are recorded at cost. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets. For greenfield assets, which refer to the construction of new assets on undeveloped land, the units of production method is used to record depreciation. These assets require a significant period (generally greater than one-year) to ramp-up to full production capacity. As a result, the units of production method is deemed a more systematic and rational method for recognizing depreciation on these assets. Depreciation is recorded on temporarily idled facilities until such time management approves a permanent shutdown. The following table details the weighted-average useful lives of structures and machinery and equipment (numbers in years):

		Machinery
		and
	Structures	Equipment

Alumina refining	30	25
Bauxite mining	33	19
Aluminum smelting	35	21

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

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

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

In the 2011 fourth quarter, in conjunction with management’s annual review of goodwill for impairment, AWAC early adopted the new guidance. AWAC performed the qualitative assessment for one of its reporting units (Alumina for 2011) and proceeded directly to the two-step quantitative impairment test for the other (Primary Metals for 2011).

Under the qualitative assessment, various events and circumstances (or factors) that would affect the estimated fair value of a reporting unit are identified (similar to impairment indicators above). These factors are then classified by the type of impact they would have on the estimated fair value using positive, neutral and adverse categories based on current business conditions. Additionally, an assessment of the level of impact that a particular factor would have on the estimated fair value is determined using high, medium, and low weighting. Furthermore, management considers the results of the most recent two-step quantitative impairment test completed for a reporting unit and compares the weighted average cost of capital (WACC) between the current and prior years for each reporting unit.

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

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

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

During the 2012 annual review of goodwill, management proceeded directly to the two-step quantitative impairment test for both the Alumina and Primary Metals reporting units. The estimated fair values of these reporting units exceeded their fair values, resulting in no impairment. In developing the fair value of these reporting units, AWAC estimates future cash flows using London Metal Exchange (LME) forward curve pricing and operating cost assumptions management believes are reasonable based on expected and historical performance. The following could have a negative impact on the estimated fair values of Alumina and Primary Metals: a significant, protracted decrease in LME and alumina prices; decrease in long-term profitability; decrease in the long-term demand for aluminum; substantial reductions in AWAC’s end markets and volume assumptions; and an increase in discount rates.

Intangible Assets

Computer software costs consist primarily of software costs associated with an enterprise business solution (“EBS”). Capitalized EBS costs are amortized over ten years.

Accounts Payable Arrangements

AWAC participates in computerized payable settlement arrangements with certain vendors and third-party intermediaries. The arrangements provide that, at the vendor’s request, the third-party intermediary advances the amount of the scheduled payment to the vendor, less an appropriate discount, before the scheduled payment date. AWAC makes payment to the third-party intermediary on the date stipulated in accordance with the commercial terms negotiated with its vendors. The amounts outstanding under these arrangements that will be paid to the third-party intermediaries have been classified as short-term borrowings in the combined balance sheet and as cash provided from financing activities in the combined statement of cash flows. See Note H for additional information.

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

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

Revenue Recognition

AWAC recognizes revenue when title, ownership, and risk of loss pass to the customer, all of which occurs upon shipment or delivery of the product and is based on the applicable shipping terms. The shipping terms vary across customers and depend on the product, the country of origin, and the type of transportation (truck, train, or vessel).

Deferred Alumina Sales Revenue

AWAC periodically enters into long-term supply contracts with alumina and aluminum customers and receives advance payments for product to be delivered in future periods. These advance payments are recorded as deferred revenue, and revenue is recognized as shipments are made and title, ownership, and risk of loss pass to the customer during the term of the contracts. As a result, prepayment of $240.0 related to an agreement with a third party customer received in 1997, is being amortized over the life of the contract based on the tonnage shipped. The amount of the prepayment still deferred at December 31, 2012 and 2011 was $116.0 and $124.0, respectively. The amount of revenue recognized related to this agreement was $8.0, $9.0 and $7.0, for the years ended December 31, 2012, 2011 and 2010, respectively.

Environmental Expenditures

Expenditures for current operations are expensed or capitalized, as appropriate. Expenditures relating to existing conditions caused by past operations, and which do not contribute to future revenues, are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability may include costs such as site investigations, consultant fees, feasibility studies, outside contractors, and monitoring expenses. Estimates are generally not discounted or reduced by potential claims for recovery. Claims for recovery are recognized as agreements are reached with third parties. The estimates also include costs related to other potentially responsible parties to the extent that AWAC has reason to believe such parties will not fully pay their proportional share. The liability is continuously reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity, and other factors that may be relevant, including changes in technology or regulations. See Note Q for additional information.

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

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

time for the change in present value. Additionally, AWAC capitalizes asset retirement costs by increasing the carrying amount of the related long-lived assets and depreciating these assets over the remaining useful life. See Note C for additional information.

Certain conditional asset retirement obligations (“CAROs”) related to alumina refineries and aluminum smelters have not been recorded in the combined financial statements due to uncertainties surrounding the ultimate settlement date. A CARO is a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within AWAC’s control. Such uncertainties exist as a result of the perpetual nature of refineries and smelters, maintenance and upgrade programs, and other factors preventing a reasonable estimation surrounding the ultimate settlement date. At the date a reasonable estimate of the ultimate settlement date can be made, AWAC would record a retirement obligation for the removal, treatment, transportation, storage and/or disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, polychlorinated biphenyls (“PCBs”), various process residuals, solid wastes, electronic equipment waste and various other materials. If AWAC was required to shutdown all such facilities immediately, the estimated CARO as of December 31, 2012 ranges from $3.4 to $26.7 per facility (10 structures) in today’s dollars.

Mineral Rights

AWAC recognizes mineral rights upon specific acquisitions of land that include such underlying rights, primarily in Jamaica. This land is purchased for the sole purpose of mining bauxite. The underlying bauxite reserves are known at the time of acquisition based on associated drilling and analysis and are considered to be proven reserves. The acquisition cost of the land and mineral rights are amortized as the bauxite is produced based on the level of minable tons determined at the time of purchase. Mineral rights are included in Properties, plants, and equipment on the accompanying Combined Balance Sheet.

Deferred Mining Costs

AWAC recognizes deferred mining costs during the development stage of a mine life cycle. Such costs include the construction of access and haul roads, detailed drilling and geological analysis to further define the grade and quality of the known bauxite, and overburden removal costs. These costs relate to sections of the related mines where AWAC is either currently extracting bauxite or is preparing for production in the near term. These sections are outlined and planned incrementally and generally are mined over periods ranging from one to five years, depending on mine specifics. The amount of geological drilling and testing necessary to determine the economic viability of the bauxite deposit being mined is such that the reserves are considered to be proven, and the mining costs are amortized based on this level of reserves. Deferred mining costs are included in Other noncurrent assets on the accompanying Combined Balance Sheet.

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

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

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

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitation has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized.

AWAC consists of a variety of different tax-paying legal entities. Income taxes are accrued and recorded on the financial statements of entities within AWAC except for entities that are multiple member limited liability companies (“LLCs”). LLC income is taxable to the members that hold the LLC interest (for U.S. federal and most state income tax purposes). Therefore, current and deferred U.S. and most state tax assets and liabilities of the LLCs are recorded in the financial statements of the members and, thus, are not reflected in AWAC’s combined financial statements. See Note M for additional information.

Stock-Based Compensation

Certain employees of AWAC receive stock-based awards under Alcoa’s stock incentive plans, and AWAC records an expense for these plans. AWAC recognizes compensation expense for employee equity grants using the nonsubstantive vesting period approach, in which the expense (net of estimated forfeitures) is recognized ratably over the requisite service period based on the grant date fair value. Determining the fair value of stock options at the grant date requires judgment, including estimates for the average risk-free interest rate, dividend yield, volatility, annual forfeiture rate and exercise behavior. These assumptions may differ significantly between grant dates because of changes in the actual results of these inputs over time.

Most plan participants can choose whether to receive their award in the form of stock options, restricted share units, or a combination of both. This choice is made before the grant is issued and is irrevocable.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

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

Cash flows from derivatives are recognized in the combined statement of cash flows in a manner consistent with the underlying transactions. See Note N for additional information.

Foreign Currency

The local currency is the functional currency for AWAC’s significant operations outside the U.S., except in Jamaica and Suriname, which use the U.S. dollar. The determination of the functional currency in these countries is made based on the appropriate economic and management indicators.

Effective January 1, 2010, the functional currency in Brazil was changed from the U.S. dollar to the Brazilian real (BRL). This change was made as a result of changes in the operations of the business following the completion of the São Luís refinery expansion and Juruti bauxite mine development. In connection with this change, on January 1, 2010, an adjustment of $309 was recorded as an increase to the net nonmonetary assets of this entity (primarily properties, plants, and equipment) with a corresponding adjustment to the foreign currency translation component of accumulated other comprehensive income.

Other (Income) Expense, Net

Transactions which result in a gain or loss that are not part of ongoing operations are classified in other (income) expense, net in the Combined Statement of (Loss) Income. During 2011, the sale of Hotham Farm in Australia resulted in a gain of approximately $42.9. See Note S for additional information.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

Recently Adopted Accounting Guidance

Fair Value Accounting

On January 1, 2012, AWAC adopted changes issued by the Financial Accounting Standards Board (FASB) to conform existing guidance regarding fair value measurement and disclosure between GAAP and International Financial Reporting Standards. These changes both clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and amend certain principles or requirements for measuring fair value or for disclosing information about fair value measurements. The clarifying changes relate to the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity, and disclosure of quantitative information about unobservable inputs used for Level 3 fair value measurements. The amendments relate to measuring the fair value of financial instruments that are managed within a portfolio; application of premiums and discounts in a fair value measurement; and additional disclosures concerning the valuation processes used and sensitivity of the fair value measurement to changes in unobservable inputs for those items categorized as Level 3, a reporting entity’s use of a nonfinancial asset in a way that differs from the asset’s highest and best use, and the categorization by level in the fair value hierarchy for items required to be measured at fair value for disclosure purposes only. Other than the additional disclosure requirements (Note N), the adoption of these changes had no impact on the combined financial statements.

On January 1, 2011, AWAC adopted changes issued by the FASB to disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose, in the reconciliation of fair value measurements using significant unobservable inputs (Level 3), separate information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). These changes were applied to the disclosures in Note K and Note N to the combined financial statements.

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

Goodwill and Other Intangible Assets

On January 1, 2011, AWAC adopted changes issued by the FASB to the testing of goodwill for impairment. These changes require an entity to perform all steps in the test for a reporting unit whose carrying value is zero or negative if it is more likely than not (more than 50%) that a goodwill impairment exists based on qualitative factors. This will result in the elimination of an entity’s ability to assert that such a reporting unit’s goodwill is not impaired and additional testing is not necessary despite the existence of qualitative factors that indicate otherwise. Based on the then most recent impairment review of AWAC goodwill (2011 fourth quarter), the adoption of these changes had no impact on the combined financial statements.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

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

Other

On January 1, 2012, AWAC adopted changes issued by the FASB to the presentation of comprehensive income. These changes give an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements; the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity was eliminated. The items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income were not changed. Management elected to present the two-statement option. Other than the change in presentation, the adoption of these changes had no impact on the combined financial statements.

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

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

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

On February 5, 2013, the FASB issued an amendment to the disclosure requirements for reporting reclassifications out of accumulated other comprehensive income (“AOCI”). The new amendments require presentation, either on the statement of income or in the notes, of the effect on the line items of the statement of income of significant amounts reclassified out of AOCI directly to net income in their entirety in the same reporting period. The update also requires the new disclosure to be cross referenced to other financial statement disclosures required for other reclassification items that are not reclassified directly to net income in their entirety in the same reporting period. These changes become effective January 1, 2014. Other than the additional presentation and disclosure requirements, management has determined that the adoption of these changes will not have an impact on the combined financial statements.

B. Nature of Operations

AWAC is owned 60% by Alcoa and 40% by Alumina Limited and consists principally of bauxite, alumina and alumina-based chemicals businesses and investments managed and contributed by Alcoa. Primarily all bauxite mined by AWAC entities is refined into alumina by AWAC through a chemical process. The alumina is then sold to customers to be smelted into primary aluminum. Approximately 46%, 42%, and 44% of AWAC’s respective 2012, 2011, and 2010 alumina production was sold to Alcoa. In addition, Alcoa of Australia (“AofA”), a significant entity within AWAC, operates integrated aluminum facilities in Australia including mining, refining and smelting operations. Approximately 80%, 80%, and 77% of AofA’s 2012, 2011, and 2010 revenues were derived from alumina, and the balance was derived principally from primary aluminum.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

During 2012, capital contributions from members of $428.4 were primarily used to fund the Ma’aden investment and their interest in the Enterprise Partnership. The remaining contributions were used to fund final construction on the Juruti mine, and to support operations in Spain.

During 2011, capital contributions from members were used to support operations in Spain, totaling $275.8, with the remaining contributions of $150.9 primarily used to fund remaining construction at the Juruti mine (Brazil).

During 2010, capital contributions from members of $433.5 were primarily used to fund the continued construction of the new bauxite mine and refinery in Brazil, a $61.7 contribution for the Ma’aden investment (Saudi Arabia) and a $26.0 contribution to support operations in Spain.

The following summarizes the concentrations of sales and net assets by major geographic region:

	2012	2011	2010
Sales
Australia	$3,013.8	$3,396.8	$2,693.2
U.S.	2,141.8	2,505.7	2,110.2
Other	659.7	764.5	653.1

Total sales	$5,815.3	$6,667.0	$5,456.5

	2012	2011
Net assets
Australia	$3,466.7	$3,264.5
Brazil	3,433.3	3,790.7
U.S.	149.8	225.2
Other	1,193.9	1,062.7

Total net assets	$8,243.7	$8,343.1

C. Asset Retirement Obligations

AWAC has recorded AROs related to legal obligations associated with the normal operations of bauxite mining, alumina refining, and aluminum smelting facilities. These AROs consist primarily of costs associated with spent pot lining disposal, closure of bauxite residue areas, mine reclamation, and landfill closure.

In addition to the above AROs, certain CAROs related to alumina refineries and aluminum smelters have not been recorded in the combined financial statements due to uncertainties surrounding the ultimate settlement date. Such uncertainties exist as a result of the perpetual nature of the refineries and smelters, maintenance upgrade programs and other factors. At the date a reasonable estimate of the ultimate settlement date can be made, AWAC would record a retirement obligation for the removal, treatment, transportation, storage and (or) disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, PCBs, various process residuals, solid wastes, electronic equipment waste and various other materials. If AWAC was required to shutdown all such facilities immediately, the estimated CARO as of December 31, 2012 ranges from $3.4 to $26.7 per facility (10 structures) in today’s dollars.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

The following table details the changes in the carrying amounts of AROs at December 31:

	2012	2011

Balance at beginning of year	$353.0	$328.0
Accretion expense	17.1	13.8
Liabilities incurred	62.4	52.9
Payments	(40.1)	(40.9)
Translation and other	8.9	(0.8)

Balance at end of year	$401.3	$353.0

AROs are recorded in Other current liabilities and Other noncurrent liabilities and deferred credits on the accompanying Combined Balance Sheet.

D. Inventories

	2012	2011

Finished goods	$4.2	$5.9
Work-in-process	67.4	69.3
Bauxite and alumina	318.3	298.6
Purchased raw materials	262.8	244.9
Operating supplies	155.3	158.6

	$808.0	$777.3

Approximately 12% and 10% of total inventories at December 31, 2012 and 2011, respectively, were valued on a LIFO basis. If valued on an average cost basis, total inventories would have been $59.7 and $61.4 higher at the end of 2012 and 2011, respectively.

E. Properties, Plants, and Equipment, Net

	2012	2011

Land and land rights, including mines	$311.8	$297.3
Structures	4,903.2	4,861.5
Machinery and equipment	7,139.6	7,007.4

	12,354.6	12,166.2

Less: Accumulated depreciation and depletion	6,071.6	5,610.3

	6,283.0	6,555.9

Construction work-in-progress	626.2	577.9

	$6,909.2	$7,133.8

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

F. Investments

	2012	2011

Ma’aden	$292.3	$107.3
Dampier to Bunbury Natural Gas Pipeline (“DBNGP”)	137.4	135.4
Halco Mining, Inc.	110.1	103.9
Other	53.3	54.5

	$593.1	$401.1

As of December 31, 2012 and 2011, equity investments included the Ma’aden project, a natural gas pipeline in Australia (DBNGP, see Note P), and bauxite mining interests in Guinea (45% of Halco Mining, Inc.).

AWAC and the Saudi Arabian Mining Company, known as Ma’aden, have a 30-year joint venture shareholders’ agreement (automatic extension for an additional 20 years, unless the parties agree otherwise or unless earlier terminated) setting forth the terms for the development, construction, ownership and operation of an integrated bauxite mine and alumina refinery, in Saudi Arabia. Specifically, the project to be developed by the joint venture will consist of a bauxite mine for the extraction of approximately 4,000 kmt of bauxite from the Al Ba’itha bauxite deposit near Quiba in the northern part of Saudi Arabia, and an alumina refinery with an initial capacity of 1,800 kmt. The refinery is being constructed in an industrial area at Ras Al Khair (formerly Ras Az Zawr) on the east coast of Saudit Arabia. First production for the mine and refinery is expected in 2014. The joint venture is owned 74.9% by Ma’aden and 25.1% by AWAC.

G. Other Noncurrent Assets

	2012	2011

Deferred mine development	$221.2	$218.5
Prepaid gas transmission contract	362.8	345.6
Value-added tax receivable	335.4	413.1
Prepaid pension benefit	54.4	50.7
Goodwill	39.3	38.7
Computer software costs	18.0	25.7
Other	79.1	82.8

	$1,110.2	$1,175.1

H. Short-Term Borrowings, Long-Term Debt and Capital Lease Obligations

During 2012, AWA LLC received a loan from Alcoa Inc. for $42.5 to make a payment to Aluminium Bahrain B.S.C. (“Alba”) in October of 2012. At December 31, 2012, this balance is still outstanding and recorded in Short-term borrowings. See Note P for more information on the Alba matter.

Also during 2012, AofA and Alcoa Inc. entered into a long-term loan agreement where AofA may borrow up to $300.0 to assist them with managing their daily cash requirements. At December 31, 2012, the balance on this loan is $50.0 and is recorded in Long-term debt. Other balances in long-term debt consist of a loan recorded in Spain of $3.0 and $2.9 at December 31, 2012 and 2011, respectively.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

AofA has capital lease obligations recorded, primarily related to mining equipment and the Booragoon, Australia office. Outstanding amounts under these leases classified as short-term are $3.3 and $2.7 at December 31, 2012 and 2011, respectively. Outstanding amounts under these leases classified as long-term are $5.3 and $7.5 at December 31, 2012 and 2011, respectively.

During 2008, AWA Brazil entered into a capital lease arrangement for energy assets. The term of this arrangement is for five years. Annual payments of approximately $7.0 are required. Amounts outstanding under this arrangement were $18.6 ($8.2 short-term) and $29.5 ($9.0 short-term) as of December 31, 2012 and 2011, respectively.

AWAC participates in computerized payable settlement arrangements with certain vendors and third-party intermediaries. As of December 31, 2012 and 2011, short-term borrowings included $15.6 and $26.6, respectively, of amounts that will be paid to the third-party intermediaries. The arrangements provide that, at the vendor’s request, the third-party intermediary advances the amount of the scheduled payment to the vendor, less an appropriate discount, before the scheduled payment date. AWAC makes payment to the third-party intermediary on the date stipulated in accordance with the commercial terms negotiated with its vendors. Imputed interest on the borrowings were $0.4, $0.6 and $0.5 in 2012, 2011 and 2010, respectively. See Note A for additional information.

I. Related Party Transactions

Sales to related parties included in the combined statements of (loss) income consist of sales of alumina and alumina-based chemicals to the majority owner of AWAC, Alcoa. The terms for all transactions and agreements between related parties and AWAC are established by negotiation between the parties.

Entities within AWAC have entered into contractual agreements with Alcoa for employee services, an administrative services agreement, a commodity hedging agreement and an alumina sales agreement. Total costs incurred by AWAC for these agreements were approximately $84.2 in 2012, $75.2 in 2011, and $72.9 in 2010. AWAC also has a long-term bauxite purchase agreement with an equity investee. Total purchases under this agreement were approximately $193.0, $162.9 and $126.9 during 2012, 2011 and 2010, respectively.

Certain employees of AWAC receive stock-based awards under Alcoa’s stock incentive plans, and AWAC records an expense for these plans. In 2012, 2011 and 2010, AWAC was charged and paid $1.4, $3.5 and $2.7, respectively, for stock option exercises and restricted share unit distributions under Alcoa stock incentive plans. As options are exercised, amounts to reimburse for issuance of shares were reflected as a dividend paid to partners, net of $0.4 in 2012, $1.1 in 2011 and $0.9 in 2010. See Note L for additional information.

Casualty Losses

In 2010, AWAC reduced cost of goods sold by $14.4 for insurance proceeds received from a captive insurance entity owned 100% by Alcoa related to business interruption losses ($7.7) and property damage ($6.7) caused by Hurricane Dean to the Jamaica facility.

Related Party Notes Receivable

In 2011, three AWAC entities entered into an arrangement with Alcoa Global Treasury Services (AGTS), where the entities’ excess cash is swept to AGTS periodically in exchange for a note receivable bearing short-term interest. The participating AWAC entities are Australia, Spain and Suriname. The value of the notes at December 31, 2012 are $77.5, $11.2 and $0.0, respectively. The value of the notes at December 31, 2011 are $63.6, $9.7 and $9.6, respectively.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

J. Lease Expense

Certain equipment, including process control hardware and software, as well as warehousing, office space, and ocean going vessels are under operating lease agreements. Total expense from continuing operations for all leases was $95.6 in 2012, $111.6 in 2011 and $100.5 in 2010. Under operating leases, minimum annual rentals are $64.1 in 2013, $55.9 in 2014, $50.5 in 2015, $42.6 in 2016, $41.2 for 2017 and a total of $215.6 for 2018 and thereafter.

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

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

The table below reflects the status of AWAC’s pension and postretirement benefit plans.

	Pension Benefits		Postretirement Benefits
	2012	2011	2012	2011

Change in benefit obligation
Benefit obligation at beginning of year	$1,195.1	$1,029.2	$84.0	$79.9
Service cost	49.5	41.6	0.7	0.6
Interest cost	48.6	54.4	4.0	4.2
Amendments	—	1.5	—	(0.7)
Actuarial (gains) losses	(55.6)	126.4	2.9	4.6
Benefits paid	(83.2)	(76.4)	(3.7)	(4.6)
Participants’ contributions	17.4	21.2	—	—
Exchange rate	22.4	(2.8)	0.3	—

Projected benefit obligation at end of year	$1,194.2	$1,195.1	$88.2	$84.0

Change in plan assets
Fair value of plan assets at beginning of year	$1,036.0	$989.6	$—	$—
Actual return on plan assets	77.9	49.1	—	—
Employer contributions	75.4	70.4	—	—
Participants’ contributions	17.4	21.2	—	—
Benefits paid	(83.2)	(76.4)	—	—
Administrative expenses	(17.2)	(17.0)	—	—
Exchange rate	16.7	(0.9)	—	—

Fair value of plan assets at end of year	$1,123.0	$1,036.0	$—	$—

Funded status	$(71.2)	$(159.1)	$(88.2)	$(84.0)
Amounts attributed to joint venture partners	(1.4)	5.2	0.6	0.8

Net funded status	$(72.6)	$(153.9)	$(87.6)	$(83.2)

Amounts recognized in the Combined Balance Sheets consist of
Noncurrent assets	$54.4	$50.7	$—	$—
Current liabilities	—	—	(3.8)	(3.7)
Noncurrent liabilities	(127.0)	(204.6)	(83.8)	(79.5)

Net amount recognized	$(72.6)	$(153.9)	$(87.6)	$(83.2)

Amounts recognized in accumulated other comprehensive income consist of
Net actuarial (gains) loss	$398.1	$470.7	$(9.0)	$(12.5)
Prior service cost	2.6	4.3	0.3	0.8

Total, before tax effect	400.7	475.0	(8.7)	(11.7)

Less: Amounts attributed to joint venture partners	10.7	17.3	(0.2)	—

Net amount recognized, before tax effect	$390.0	$457.7	$(8.5)	$(11.7)

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

	Pension Benefits		Postretirement Benefits
	2012	2011	2012	2011
Components of net periodic benefit costs
Service cost	$47.0	$39.4	$0.7	$0.5
Interest cost	46.1	51.7	3.9	4.1
Expected return on plan assets	(71.6)	(69.1)	—	—
Amortization of prior service cost	1.7	1.0	0.5	0.6
Recognized actuarial (gains) losses	39.8	23.1	(0.9)	(2.0)

Net periodic benefit costs	$63.0	$46.1	$4.2	$3.2

	Pension Benefits		Postretirement Benefits
	2012	2011	2012	2011
Other changes in Plan assets and benefit obligations recognized in other comprehensive income consist of
Net loss (gain)	$(32.8)	$163.1	$2.6	$4.6
Amortization of net gain (loss)	(39.8)	(23.1)	0.9	2.1
Prior service cost (credit)	—	1.4	—	(0.7)
Amortization of prior service (cost) benefit	(1.7)	(1.0)	(0.5)	(0.6)

Totals before tax effect	(74.3)	140.4	3.0	5.4

Less: Amounts attributed to joint venture partners	(6.6)	2.7	(0.2)	(0.4)

Net amount recognized before tax effect	$(67.7)	$137.7	$3.2	$5.8

	Pension	Postretirement
	Benefits	Benefits
	2013	2013
Amounts expected to be recognized in net periodic benefit cost
Prior service cost recognition	$1.6	$—
Actuarial loss (gain) recognition	29.1	(1.3)

Pension Plan Benefit Obligations

	Pension Benefits
	2012	2011
The projected benefit obligation and accumulated benefit obligation for all defined benefit pension plans was as follows
Projected benefit obligation	$1,194.2	$1,195.1
Accumulated benefit obligation	1,143.1	1,078.1

The aggregate projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets was as follows
Projected benefit obligation	1,097.3	1,099.0
Fair value of plan assets	967.3	887.0

The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets was as follows
Accumulated benefit obligation	1,056.7	859.5
Fair value of plan assets	967.3	744.2

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

Assumptions

Weighted average assumptions used to determine benefit obligations at December 31:

	2012	2011

Weighted average assumptions
Discount rate, at year end	4.81%	4.16%
Rate of compensation increase	3.89%	3.93%

For a significant portion of the AWAC benefit obligation, the discount rate is based upon a yield available on government bonds plus a corporate bond spread with a term suitable to match the liabilities.

For plans in countries that have a deep corporate bond market, the discount rate is determined using an AWAC-specific yield curve model (above-median) developed with the assistance of an external actuary. The cash flows of these plans’ projected benefit obligations are discounted using a single equivalent rate derived from yields on high quality corporate bonds, which represent a broad diversification of issuers in various sectors, including finance and banking, manufacturing, transportation, insurance, and pharmaceutical, among others. The yield curve model parallels the plans’ projected cash flows, which have an average duration of ten years, and the underlying cash flows of the bonds included in the model exceed the cash flows needed to satisfy AWAC’s plans’ obligations multiple times.

Weighted average assumptions used to determine the net cost for years ended December 31:

	2012	2011	2010

Weighted average assumptions
Discount rate, at year end	4.16%	5.56%	5.88%
Expected long-term return on plan assets	7.34%	7.35%	7.67%
Rate of compensation increase	3.93%	3.97%	4.08%

The expected return on plan assets is based on historical performance as well as expected future rates of return on plan assets considering the current investment portfolio mix and the long-term investment strategy.

Assumed health care cost trend rates at December 31:

	2012	2011	2010

Health care cost trend rate assumed for next year	6.0%	6.5%	6.5%
Rate to which the cost trend rate gradually declines	4.5%	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain	2017	2016	2015

The assumed health care cost trend rate is used to measure the expected cost of gross eligible charges covered by Alcoa’s other postretirement benefit plans. For 2013, due to recent favorable experience and management’s best estimate of the change in future health care costs covered by the plans, a 6.0% trend rate will be used.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

Assumed health care cost trend rates have an effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	1%
	Increase	Decrease

Effect on total of service and interest cost components	$0.8	$(0.7)
Effect on postretirement benefit obligations	13.4	(10.9)

Plan Assets

AWAC’s pension plans’ investment policy, weighted average asset allocations at December 31, 2012 and 2011, by asset category, are as follows:

	Policy Range	Plan Assets
		2012	2011

Asset category
Equity securities	20-80%	36%	37%
Debt securities	0-80%	46%	44%
Real estate	0-20%	10%	9%
Other	0-40%	8%	10%

		100%	100%

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

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

The following section describes the valuation methodologies used by the trustee to measure the fair value of pension plan assets, including an indication of the level in the fair value hierarchy in which each type of asset is generally classified.

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

Other Investments

These investments include, among others, cash and cash equivalents, exchange traded funds, hedge funds, real estate investment trusts, and direct investments of private real estate and private equity. Cash and cash equivalents consist of government securities with maturities less than one year and commingled funds. Such investments are generally valued using quoted prices or observable market data. As such, these funds are included in both Level 1 and 2. Exchange traded funds, such as gold, and real estate investment trusts are valued based on the closing price reported in an active market on which the investments are traded, and therefore, are included in Level 1. Direct investments of private real estate and private equity are valued by investment managers based on the most recent financial information available, which typically represents significant unobservable data. As such, these investments are generally classified as Level 3. If fair value is able to be determined through the use of quoted market prices of similar assets or other observable market data, then the investments are classified in Level 2.

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

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

The following tables present the fair value of pension and postretirement plan assets classified under the appropriate level of the fair value hierarchy:

	2012
	Level 1	Level 2	Level 3	Total
Equity securities	$241.4	$160.9	$—	$402.3
Debt securities	125.0	387.0	6.3	518.3
Other investments	21.7	83.8	96.9	202.4

	$388.1	$631.7	$103.2	$1,123.0

	2011
	Level 1	Level 2	Level 3	Total
Equity securities	$239.4	$147.6	$—	$387.0
Debt securities	126.6	326.5	6.4	459.5
Other investments	20.9	76.3	92.8	190.0

	$386.9	$550.4	$99.2	$1,036.5

Pension plan assets classified as Level 3 in the fair value hierarchy represent other investments in which the trustee has used significant unobservable inputs in the valuation model. The following table presents a reconciliation of activity for such alternative investments:

	2012	2011

Balance at beginning of year	$99.2	$87.3
Realized gains	2.8	9.4
Unrealized (losses) gains	2.1	(4.7)
Purchases	14.0	34.6
Sales	(15.5)	(27.9)
Exchange rate	0.6	0.5
Transfers	—	—

Balance at end of year	$103.2	$99.2

*	In 2012 and 2011, there were no transfers of financial instruments into or out of Level 3.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

Cash Flows

The minimum required cash contribution to the pension plans in 2013 is estimated to be $46.0.

Benefit payments expected to be paid to plan participants are as follows:

	Pension Benefits	Postretirement Benefits

Years Ending
2013	$93.7	$3.8
2014	98.0	3.8
2015	98.3	4.1
2016	99.3	4.2
2017	102.7	4.3
2018 through 2022	548.4	23.3

	$1,040.4	$43.5

Other Plans

Certain AWAC employees participate in a number of defined contribution plans sponsored by Alcoa. Expenses recognized by AWAC for these plans were $45.7 in 2012, $41.9 in 2011 and $35.4 in 2010.

Certain AWAC employees participate in pension and other postretirement benefit plans sponsored by Alcoa. Expenses recognized by AWAC for these plans were $6.8 and $4.1 in 2012, $5.1 and $5.4 in 2011, and $3.8 and $5.4 in 2010, respectively.

L. Stock-Based Compensation

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

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

In addition to the stock options described above, Alcoa granted restricted share units that vest in three years from the date of grant. In 2010, certain of these restricted share units were granted with the same performance conditions described above for performance stock options. For performance share awards granted in 2012 and 2011, the final number of awards earned will be based on the achievement of Alcoa’s sales and profitability against targets over a three-year period. One third of the award will be earned in each year based on pre-established performance targets for that year. The earned awards will vest after three years.

Most plan participants can choose whether to receive their award in the form of stock options, restricted share units, or a combination of both. This choice is made before the grant is issued and is irrevocable.

The following table summarizes the total compensation expense recognized for all options and restricted share units. There was no stock-based compensation expense capitalized in 2012, 2011 or 2010.

	2012	2011	2010

Compensation expense reported in income
Stock option grants	$1.0	$1.3	$1.7
Restricted share unit grants	3.9	3.3	2.3

Total compensation expense before income taxes	4.9	4.6	4.0
Income tax benefit	1.6	1.5	1.3

Total compensation expense, net of income tax benefit	$3.3	$3.1	$2.7

The fair value of options is estimated on the date of grant using the lattice pricing model with the following assumptions:

	2012	2011	2010

Weighted average fair value per option	$3.11	$4.96	$4.67
Average risk-free interest rate	0.06-1.89%	0.19-3.44%	0.14-3.62%
Expected dividend yield	0.9%	0.9%	1.1%
Expected volatility	39-45%	36-43%	47-51%
Expected annual forfeiture rate	5%	5%	4%
Expected exercise behavior	45%	45%	35%
Expected life (years)	5.8	5.8	5.6

The range of risk-free interest rates is based on a yield curve of interest rates at the time of the grant based on the contractual life of the option. The expected dividend yields are based on a one-year average. Expected volatility is based on historical and implied volatilities over the term of the option. AWAC utilizes historical option forfeiture data to estimate expected annual pre-and post-vesting forfeitures. The expected exercise behavior assumption represents a weighted average exercise ratio of gains based on historical exercise patterns for grants issued over the number of years in the contractual option term.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

The activity for stock options is as follows (shares and aggregate intrinsic value in millions):

	2012	2011	2010

Outstanding, beginning of year
Number of options	1.9	2.3	2.8
Weighted average exercise price	$19.78	$22.05	$26.18
Granted
Number of options	0.3	0.1	0.3
Weighted average exercise price	$10.17	$16.24	$13.54
Exercised
Number of options	(0.1)	(0.1)	(0.1)
Weighted average exercise price	$8.33	$8.65	$8.33
Expired or forfeited
Number of options	(0.7)	(0.5)	(0.8)
Weighted average exercise price	$31.77	$31.34	$37.56
Transferred in
Number of options	0.1	0.1	0.5
Weighted average exercise price	$13.39	$16.19	$28.52
Transferred out
Number of options	—	—	(0.4)
Weighted average exercise price	$8.89	$18.27	$26.69
Outstanding, end of year
Number of options	1.5	1.9	2.3
Weighted average exercise price	$13.09	$19.78	$22.05
Exercisable, end of year
Number of options	1.0	1.3	1.4
Weighted average exercise price	$13.78	$23.78	$29.02

The total intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010 was $0.0, $1.1 and $0.5, respectively. In 2012, 2011 and 2010, the cash received from exercises was $0.7, $1.1 and $0.9, and the tax benefit was $0.0, $0.3 and $0.1, respectively.

The following tables summarize certain stock option information at December 31, 2012 (shares and intrinsic value in millions):

Options Fully Vested and/or Expected to Vest*

		Weighted	Weighted
		Average	Average
		Contractual	Exercise	Intrinsic
Range of Exercise Price	Number	Life	Price	Value

$8.33	0.6	2.06	$8.33	$0.2
$8.34 - $16.24	0.7	7.72	12.33	—
$16.25 - $36.52	0.2	0.25	26.26	—

	1.5	4.29	$13.09	$0.2

*	Expected forfeitures are immaterial to AWAC and are not reflected in the table above.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

Options Fully Vested and Exercisable

Range of Exercise Price	Number	Weighted Average Contractual Life	Weighted Average Exercise Price	Intrinsic Value

$8.33	0.6	2.06	$8.33	$0.2
$8.34 - $16.24	0.2	7.07	14.10	—
$16.25 - $36.52	0.2	0.25	26.26	—

	1.0	2.54	$13.78	$0.2

In addition to stock option awards, restricted share units and performance share awards were granted. Both vest three years from the date of grant. Performance share awards are issued at target, and the final award amount is determined at the end of the performance period.

The following table summarizes the restricted share units and performance share awards (shares in millions):

	Restricted Share Units	Performance Share Awards	Total	Weighted Average Per Share FMV

Outstanding at January 1, 2012	0.58	0.07	0.65	$13.75
Granted	0.30	0.04	0.34	10.13
Distributed	(0.11)	(0.02)	(0.13)	8.53
Forfeited	(0.01)	—	(0.01)	13.82
Transferred in	0.04	—	0.04	13.08
Transferred out	(0.01)	—	(0.01)	14.68
Performance share adjustment	—	—	—	12.52

Outstanding at December 31, 2012	0.79	0.09	0.88	$13.09

At December 31, 2012, there was $0.4 of unrecognized compensation expense related to nonvested stock option grants, and $3.0 of unrecognized compensation expense related to restricted share unit grants. These expenses are expected to be recognized over a weighted average period of 1.5 years. As of December 31, 2012, the following table summarizes the unrecognized compensation expense expected to be recognized in future periods.

Stock-Based Compensation Expense (Pre-tax)

2013	$2.3
2014	1.0
2015	0.1

$3.4

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

M. Income Taxes

The components of (loss) income before taxes were:

	2012	2011	2010

U.S.	$(65.5)	$(26.8)	$(78.5)
Foreign	(80.1)	636.1	450.3

	$(145.6)	$609.3	$371.8

The (benefit) provision for taxes on income consisted of:

	2012	2011	2010
Current
U.S. federal	$5.1	$5.2	$10.0
Foreign	53.0	207.2	212.1

	58.1	212.4	222.1

Deferred
U.S. federal	(0.6)	(0.2)	(4.8)
Foreign	(111.2)	(72.6)	(180.8)

	(111.8)	(72.8)	(185.6)

	$(53.7)	$139.6	$36.5

Reconciliation of the U.S. federal statutory rate to AWAC’s effective tax rate follows:

	2012	2011	2010

U.S. federal statutory rate	35.0%	35.0%	35.0%
Losses not taxed to AWAC (pass-through entities)	(13.7)	1.4	6.8
Goodwill amortization benefit	17.1	(4.3)	(7.9)
Tax holiday adjustment	—	—	(13.8)
Taxes on foreign income	1.7	(6.8)	(13.0)
Changes in valuation allowance	(4.9)	1.1	2.7
Other	1.7	(3.5)	—

Effective tax rate	36.9%	22.9%	9.8%

AWAC has unamortized tax-deductible goodwill of $63.0 resulting from intercompany reorganizations. AWAC recognizes the tax benefits associated with this tax-deductible goodwill as it is amortized for local income tax purposes rather than in the period in which the transaction is consummated.

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

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

The components of net deferred tax assets and liabilities at December 31 follows:

	2012		2011
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Depreciation	$119.7	$286.0	$110.2	$256.5
Employee benefits	190.8	3.7	189.3	—
Loss provisions	97.6	13.7	89.9	7.0
Tax loss carryforwards	505.5	—	396.8	—
Tax credit carryforwards	4.7	—	3.8	—
Deferred income/expense	5.2	181.7	—	161.0
Other	31.6	128.1	42.9	147.6

	955.1	613.2	832.9	572.1

Valuation allowance	(118.9)	—	(108.4)	—

	$836.2	$613.2	$724.5	$572.1

The following table details the expiration periods of the deferred tax assets presented above:

	Expires within 0-10 Years	Expires within 11-20 Years	No Expiration	Other	Total

Tax loss carryforwards	$65.5	$119.3	$320.7	$—	$505.5
Tax credit carryforwards	0.7	4.0	—	—	4.7
Other	—	—	287.2	157.7	444.9
Valuation allowances	(37.7)	—	(32.8)	(48.4)	(118.9)

	$28.5	$123.3	$575.1	$109.3	$836.2

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

The total deferred tax asset (net of valuation allowance) is supported by taxable temporary differences that reverse within the carryforward period (approximately 29%), and projections of future improvements in taxable income exclusive of reversing temporary differences (approximately 71%).

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

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

In December 2011, AWA Brazil applied for a tax holiday related to its expanded mining and refining operations. If approved, the tax rate for this subsidiary will decrease significantly, resulting in future cash tax savings over the 10-year holiday period (would be effective as of January 1, 2013). Additionally, the net deferred tax asset of the subsidiary would be remeasured at the lower rate in the period the holiday is approved. This remeasurement would result in a decrease to the net deferred tax asset and a noncash charge to earnings of approximately $60.0 to $120.0. As of December 31, 2012, AWA Brazil’s application is still pending.

The following table details the changes in the valuation allowance at December 31:

	2012	2011

Balances at beginning of year	$108.4	$112.8
Increase to allowance	9.8	2.3
Release of allowance	(0.2)	(6.7)
Foreign currency translation	0.9	—

Balances at end of year	$118.9	$108.4

N. Derivatives and Other Financial Instruments

AWAC is exposed to certain risks relating to its ongoing business operations, including financial, market, political, and economic risks. The following discussion provides information regarding AWAC’s exposure to the risks of changing commodity prices and foreign currency exchange rates.

AWAC’s commodity and derivative activities are subject to the management, direction, and control of Alcoa’s Strategic Risk Management Committee (SRMC). The SRMC is composed of the chief executive officer, the chief financial officer, and other officers and employees that the chief executive officer selects. The SRMC meets on a periodic basis to review derivative positions and strategy and reports to the Board of Directors on the scope of its activities.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

The aluminum, energy, interest rate, and foreign exchange contracts are held for purposes other than trading. They are used primarily to mitigate uncertainty and volatility, and to cover underlying exposures. AWAC is not involved in trading activities for energy, weather derivatives, or other nonexchange commodity trading activities.

The fair values of outstanding derivative contracts recorded as assets in the accompanying combined balance sheet were as follows:

	Balance Sheet Location	Level	2012	2011

Asset Derivatives
Derivatives designated as hedging instruments:
Energy contracts	Fair value of derivative contracts, noncurrent	1	$0.1	$—
Energy contracts	Fair value of derivative contracts, noncurrent	3	2.9	2.0
Derivatives not designated as hedging instruments*:
Aluminum contracts	Fair value of derivative contracts, current	2	—	0.8
Aluminum contracts	Fair value of derivative contracts, current	3	204.2	—
Aluminum contracts	Fair value of derivative contracts, noncurrent	3	325.6	5.0

Total asset derivatives			$532.8	$7.8

*	See the “Other” section within Note N for additional information on AWAC’s purpose for entering into derivatives not designated as hedging instruments and its overall risk management strategies.

There were no derivative contracts recorded as liabilities in the accompanying combined balance sheet at December 31, 2012 and 2011.

The following table shows the net fair values of outstanding derivative contracts at December 31, 2012 and the effect on these amounts of a hypothetical change (increase or decrease of 10%) in the market prices or rates that existed at December 31, 2012:

		Index change
	Fair Value	of +/- 10%

Aluminum contracts	$529.8	$3.5
Energy contracts	3.0	250.2

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

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

The following section describes the valuation methodologies used by AWAC to measure derivative contracts at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, the key inputs to those models, and any significant assumptions. These valuation models are reviewed and tested at least on an annual basis.

Derivative contracts are valued using quoted market prices and significant other observable and unobservable inputs. Such financial instruments consist of aluminum, energy, and foreign exchange contracts. The fair values for the majority of these derivative contracts are based upon current quoted market prices. These financial instruments are all exchange-traded and are classified within Level 1 or Level 2 of the fair value hierarchy as the quotations are deemed to be an active market.

For certain derivative contracts whose fair value is based upon trades in liquid markets, such as aluminum options embedded within supply contracts, valuation model inputs can generally be verified and valuation techniques do not involve significant management judgment. The fair value of such financial instruments are generally classified within Level 2 of the fair value hierarchy.

AWAC has other derivative contracts that do not have observable market quotes. For these financial instruments, management uses significant other observable inputs. For periods beyond the term of quoted market prices for energy, management has developed a forward curve based on independent consultant market research. Where appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads, and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management’s best estimate is used (Level 3). If a significant input that is unobservable in one period becomes observable in a subsequent period, the related asset or liability would be transferred to the appropriate level classification (1 or 2) in the period of such change.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

The following table presents AWAC’s derivative contract assets that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy (there were no transfers in or out of Levels 1 and 2 during the periods presented):

	2012	2011

Assets
Level 1	$0.1	$—
Level 2	—	0.8
Level 3	532.7	7.0

	$532.8	$7.8

Liabilities
Level 1	$—	$—
Level 2	—	—
Level 3	—	—

	$—	$—

Financial instruments classified as Level 3 in the fair value hierarchy represent derivative contracts in which management has used at least one significant unobservable input in the valuation model. The following table presents a reconciliation of activity for such derivative contracts on a net basis:

	Aluminum Contracts	Energy Contracts

Balances at January 1, 2012	$5.0	$2.0
Total gains (losses) (realized and unrealized) included in
Sales	—	—
Cost of goods sold	(103.9)	—
Other (income) expense, net	16.2	—
Other comprehensive loss	—	0.9
Purchases, sales, issuances and settlements	583.3	—
Transfers in and (or) out of Level 3	—	—
Foreign currency translation	29.2	—

Balances at December 31, 2012	$529.8	$2.9

Change in unrealized gains or losses included in earnings for derivative contracts held at December 31, 2012
Sales	$—	$—
Cost of goods sold	—	—
Other income, net	16.2	—

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

	Aluminum Contracts	Energy Contracts

Balances at January 1, 2011	$—	$9.0
Total gains (losses) (realized and unrealized) included in
Sales	—	—
Cost of goods sold	—	—
Other (income) expense, net	0.2	—
Other comprehensive loss	—	(7.0)
Purchases, sales, issuances and settlements	—	—
Transfers in and (or) out of Level 3	4.8	—
Foreign currency translation	—	—

Balances at December 31, 2011	$5.0	$2.0

Change in unrealized gains or losses included in earnings for derivative contracts held at December 31, 2012
Sales	$—	$—
Cost of goods sold	—	—
Other income, net	0.2	—

As reflected in the table above, the net unrealized gain on derivative contracts using Level 3 valuation techniques was about $532.7 and $7.0 as of December 31, 2012 and 2011, respectively. These gains were mainly attributed to embedded derivatives in power contracts.

In July 2012, as provided for in the arrangements, management elected to modify the pricing for two existing power contracts, which end in 2014 and 2016 (see directly below), for AWAC’s two smelters in Australia. These contracts contain an LME-linked embedded derivative, which previously was not recorded as an asset in AWAC’s Combined Balance Sheet. Beginning on January 1, 2001, all derivative contracts were required to be measured and recorded at fair value on an entity’s balance sheet under GAAP; however, an exception existed for embedded derivatives upon meeting certain criteria. The LME-linked embedded derivative in these two contracts met such criteria at that time. Management’s election to modify the pricing of these contracts qualifies as a significant change to the contracts thereby requiring that the contracts now be evaluated under derivative accounting as if they were new contracts. As a result, AWAC recorded a derivative asset in the amount of about $583.3 with an offsetting liability (deferred credit) recorded in Deferred credit related to derivative contracts, current and noncurrent. Unrealized gains and losses from the embedded derivative were included in Other (income) expense, net on the accompanying Combined Statements of (Loss) Income, while realized gains and losses were included in Cost of goods sold on the accompanying Combined Statements of (Loss) Income as electricity purchases are made under the contract. The deferred credit is recognized in Other (income) expense, net on the accompanying Combined Statements of (Loss) Income as power is received over the life of the contract. The embedded derivative is valued using the probability and interrelationship of future LME prices, Australian dollar to U.S. dollar exchange rates, and the U.S. consumer price index. Significant increases or decreases in the LME price would result in a higher or lower fair value measurement. An increase in actual LME price over the inputs used in the valuation model will result in a higher cost of power and a decrease to the embedded derivative asset.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

In 2010, AWAC entered into derivative contracts that will hedge the anticipated power requirements at AWAC’s two smelters in Australia once the existing contracts expire in 2014 and 2016. These derivatives hedge forecasted power purchases through December 2036. Beyond the term where market information is available, management has developed a forward curve, for valuation purposes, based on independent consultant market research. The effective portion of gains and losses on these contracts were recorded in Other comprehensive (loss) income on the accompanying Combined Balance Sheet until the designated hedge periods begin in 2014 and 2016. Once the hedge periods begin, realized gains and losses will be recorded in Cost of goods sold. Significant increases or decreases in the power market may result in a higher or lower fair value measurement. Higher prices in the power market would cause the derivative asset to increase in value.

Also, AWAC has a six-year natural gas supply contract, which has an LME-linked ceiling. This contract is valued using probabilities of future LME aluminum prices and the price of Brent crude oil (priced on Platts), including the interrelationships between the two commodities subject to the ceiling. Any change in the interrelationship would result in a higher or lower fair value measurement. An LME ceiling was embedded into the contract price to protect against an increase in the price of oil without a corresponding increase in the price of LME. An increase in oil prices with no similar increase in the LME price would limit the increase of the price paid for natural gas. At inception, this contract had a fair value of $4.8. Unrealized gains and losses from this contract were included in Other (income) expense, net on the accompanying Combined Statements of (Loss) Income, while realized gains and losses will be included in Cost of goods sold on the accompanying Combined Statements of (Loss) Income as gas purchases are made under the contract.

The following table presents quantitative information for Level 3 derivative contracts:

	Fair Value at December 31, 2012	Valuation Technique	Unobservable Input	Range ($ in full amounts)

Assets
Aluminum contract	$2.3	Discounted cash flow	Interrelationship of future aluminum and oil prices	Aluminum: $2,037 per metric ton in 2013 to $2,542 per metric ton in 2018 Oil: $90 to $111 per barrel

Aluminum contract	527.5	Discounted cash flow	Interrelationship of future aluminum prices, foreign currency exchange rates, and the U.S. consumer price index (CPI)	Aluminum: $2,046 per metric ton in 2013 to $2,400 per metric ton in 2016 Foreign currency: A$1 = $1.03 in 2013 to $0.94 in 2016 CPI: 1982 base year of 100 and 232 in 2013 to 254 in 2016

Energy contracts	2.9	Discounted cash flow	Price of electricity beyond forward curve	$78 per megawatt hour in 2013 to $170 per megawatt hour in 2036

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

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

	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion)			Location of Gain or (Loss) Reclassified From Accumulated OCI Into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified From Accumulated OCI Into Income (Effective Portion)*			Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded From Effectiveness Testing	Amount of Gain or (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded From Effectiveness Testing)**
	December 31,				December 31,				December 31,
Derivatives in cash flow hedging relationships	2012	2011	2010		2012	2011	2010		2012	2011	2010

Aluminum contract	$—	$—	$15.0	Sales	$—	$—	$(28.6)	Other (income) expense, net	$—	$—	$—
Energy contracts	0.4	(4.1)	(12.2)	Cost of Goods sold	—	—	(14.4)	Other (income) expense, net	0.1	—	—
Foreign exchange contracts	—	—	(1.5)	Sales	—	—	(8.6)	Other (income) expense, net	—	—	—
Interest rate contracts***	(2.5)	(9.8)	(0.4)	Other (income) expense, net	—	(1.4)	—	Other (income) expense, net	—	—	—

	$(2.1)	$(13.9)	$0.9		$—	$(1.4)	$(51.6)		$0.1	$—	$—

*	Assuming market rates remain constant with the rates at December 31, 2012, a loss of $1.8 is expected to be recognized in earnings over the next 12 months.
**	In 2012, 2011 and 2010, there was no amount of gain or (loss) recognized in earnings related to the ineffective portion of the hedging relationships. There was $0.1 recognized in earnings related to the amount excluded from the assessment of hedge effectiveness in 2012. There were no amounts of gain or (loss) recognized in earnings related to the amount excluded from the assessment of hedge effectiveness in 2011 or 2010.
***	Alcoa invests in an equity method investment which holds interest rate swaps which are designated as cash flow hedges.

Aluminum and Energy

AWAC anticipates the continued requirement to purchase aluminum and certain other commodities, such as electricity and natural gas, for its operations. AWAC enters into forwards and option contracts to reduce volatility in the price of these commodities. In 2010, AWAC entered into contracts to hedge the anticipated power requirements at two smelters in Australia. These derivatives hedge forecasted power purchases through December 2036.

Interest Rates

An investment accounted for on the equity method by AWAC has entered into interest rate contracts, which are designated as cash flow hedges. AWAC’s share of the activity of these cash flow hedges is reflected in the table above.

Foreign Exchange

AWAC is subject to exposure from fluctuations in foreign currency exchange rates. Contracts may be used from time to time to hedge the variability in cash flows from the forecasted payment or receipt of currencies other than the functional currency.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

AWAC had the following outstanding forward and option contracts that were entered into to hedge forecasted transactions:

	2012	2011

Energy contracts
Electricity (megawatt hours)	100,578,295	100,578,295
Natural gas (million British thermal units)	19,160,000	—

Other

AWAC has certain derivative contracts that do not qualify for hedge accounting treatment and, therefore, the fair value gains and losses on these contracts are recorded in earnings as follows:

Derivatives Not Designated as Hedging	Location of Gain or (Loss) Recognized in Earnings	Amount of Gain or (Loss) Recognized in Earnings on Derivatives
Instruments	on Derivatives	2012	2011	2010

Aluminum contracts	Other (income) expenses, net	$15.3	$—	$—

The aluminum contracts relate to embedded derivatives (recognized in Other (income) expenses, net) entered into to minimize AWAC’s price risk related to certain electricity pricing arrangements.

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

Other Financial Instruments

The carrying values and fair values of AWAC’s financial instruments at December 31 were as follows:

	2012		2011
	Carrying Value	Fair Value	Carrying Value	Fair Value

Cash and cash equivalents	$126.0	$126.0	$204.0	$204.0
Related party notes receivable	88.7	88.7	82.9	82.9
Short-term borrowings	69.6	69.6	38.5	38.5

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

The following methods were used to estimate the fair value of other financial instruments:

Cash and Cash Equivalents and Short-Term Borrowings

The carrying amounts approximate fair value because of the short maturity of the instruments. The fair value amounts for Cash and cash equivalents were classified in Level 1 and Short-term borrowings were classified in Level 2.

Notes Receivable

The fair value of notes receivable is based on anticipated cash flows which approximates carrying value and was classified in Level 2 of the fair value hierarchy.

O. Cash Flow Information

Cash payments for interest and taxes follow:

	2012	2011	2010

Interest	$5.6	$4.2	$12.7
Income taxes	166.7	237.7	106.9

P. Contingencies and Commitments

Contingencies

Litigation

Alba Civil Suit

On February 27, 2008, Alcoa received notice that Alba had filed suit against Alcoa, AWA, and William Rice (collectively, the “Alcoa Parties”), and others, in the U.S. District Court for the Western District of Pennsylvania (the “Court”), Civil Action number 08-299, styled Aluminium Bahrain B.S.C. v. Alcoa Inc., Alcoa World Alumina LLC, William Rice, and Victor Phillip Dahdaleh. The complaint alleged that certain Alcoa entities and their agents, including Victor Phillip Dahdaleh, had engaged in a conspiracy over a period of 15 years to defraud Alba. The complaint further alleged that Alcoa and its employees or agents (1) illegally bribed officials of the government of Bahrain and/or officers of Alba in order to force Alba to purchase alumina at excessively high prices, (2) illegally bribed officials of the government of Bahrain and/or officers of Alba and issued threats in order to pressure Alba to enter into an agreement by which Alcoa would purchase an equity interest in Alba, and (3) assigned portions of existing supply contracts between Alcoa and Alba for the sole purpose of facilitating alleged bribes and unlawful commissions. The complaint alleged that Alcoa and the other defendants violated the Racketeer Influenced and Corrupt Organizations Act (RICO) and committed fraud. Alba claimed damages in excess of $1,000. Alba’s complaint sought treble damages with respect to its RICO claims; compensatory, consequential, exemplary, and punitive damages; rescission of the 2005 alumina supply contract; and attorneys’ fees and costs.

In response to a motion filed by the U.S. Department of Justice (“DOJ”) on March 27, 2008 (see “Government Investigations” below), the Court ordered the Alba civil suit administratively closed and stayed all discovery to allow the DOJ to fully conduct an investigation. On November 8, 2011, at Alcoa’s request, the Court removed the case from administrative stay and ordered Alba to file an Amended Complaint by November 28, 2011, and a RICO Case Statement 30 days thereafter for the limited purpose of allowing Alcoa to move to dismiss Alba’s lawsuit. Alcoa filed a motion to dismiss, which was denied on June 11, 2012.

On October 9, 2012, the Alcoa Parties, without admitting any liability, entered into a settlement agreement with Alba. The agreement called for AWA to pay Alba $85.0 in two equal installments, one-half at time of settlement and one-half one year later, and for the case against the Alcoa Parties

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

to be dismissed with prejudice. Additionally, AWA and Alba entered into a long-term alumina supply agreement. On October 9, 2012, pursuant to the settlement agreement, AWA paid Alba $42.5, and all claims against the Alcoa Parties were dismissed with prejudice. Under the agreement, AWA is obligated to pay an additional $42.5, without interest or contingency, on October 9, 2013. Based on the settlement agreement, in the 2012 third quarter, Alcoa recorded a $40 ($15 after-tax and noncontrolling interest) charge in addition to the $45 ($18 after-tax and noncontrolling interest) charge it recorded in the 2012 second quarter in respect of the suit. In addition, based on an agreement between Alcoa and Alumina Limited (which holds a 40% equity interest in AWA), Alcoa estimates an additional reasonably possible after-tax charge of between $25 to $30 to reallocate a portion of the costs (including legal fees) of the Alba civil settlement from AWA to Alcoa, but this would occur only if a settlement is reached with the DOJ and the Securities and Exchange Commission (the “SEC”) regarding their investigations (see “Government Investigations” below).

Government Investigations

On February 26, 2008, Alcoa Inc. advised the DOJ and the SEC that it had recently become aware of the claims by Alba as alleged in the Alba civil suit, had already begun an internal investigation, and intended to cooperate fully in any investigation that the DOJ or the SEC may commence. On March 17, 2008, the DOJ notified Alcoa that it had opened a formal investigation and Alcoa has been cooperating with the government since that time.

Alcoa is actively negotiating with the DOJ and the SEC to reach a resolution of their investigations of the Alba matter; however, Alcoa has not reached any agreement with either agency. Given the uncertainty regarding whether a settlement can be reached and, if reached, on what terms, Alcoa is not able to estimate a range of reasonably possible loss with regard to any such settlement. If a settlement of the government investigations is reached, Alcoa believes that the settlement amount would be material to Alcoa’s results of operations for the relevant fiscal period. If a settlement cannot be reached, Alcoa will proceed to trial with the DOJ and the SEC and under those circumstances is unable to predict an outcome or to estimate its reasonably possible loss. There can be no assurance that the final outcome of the government’s investigations will not have a material adverse effect on Alcoa.

On April 23, 2004, St. Croix Renaissance Group, L.L.L.P. (SCRG), Brownfield Recovery Corp., and Energy Answers Corporation of Puerto Rico (collectively referred to as “Plaintiffs”) filed a suit against St. Croix Alumina L.L.C. and Alcoa World Alumina, LLC (collectively referred to as “Alcoa”) in the Territorial Court of the Virgin Islands, Division of St. Croix for claims related to the sale of Alcoa’s former St. Croix alumina refinery to Plaintiffs. Alcoa thereafter removed the case to federal court and after a several year period of discovery and motion practice, a jury trial on the matter took place in St. Croix from January 11, 2011 to January 20, 2011. The jury returned a verdict in favor of Plaintiffs and awarded damages as described: on a claim of breaches of warranty, the jury awarded $13.0; on the same claim, the jury awarded punitive damages in the amount of $6.0; and on a negligence claim for property damage, the jury awarded $10.0. Plaintiffs filed a motion seeking pre-judgment interest on the jury award. On February 17, 2011, Alcoa filed post-trial motions seeking judgment notwithstanding the verdict or, in the alternative, a new trial. On May 31, 2011, the court granted Alcoa’s motion for judgment regarding Plaintiffs’ $10.0 negligence award and denied the remainder of Alcoa’s motions. Additionally, the court awarded Plaintiffs pre judgment interest of $2.0 on the breach of warranty award. As a result of the court’s post-trial decisions, Alcoa recorded a charge of $20.3 in 2011 (Note Q). On June 14, 2011, Alcoa filed a notice of appeal with the U.S. Court of Appeals for the Third Circuit regarding Alcoa’s denied post-trial motions. On June 22, 2011, SCRG filed a notice of cross appeal with the Third Circuit Court related to certain pre-trial decisions of the court and of the court’s post-trial ruling on the negligence claim. The Third Circuit Court referred this matter to mediation as is its standard practice in appeals. Following mediation and further, separate settlement discussions, the parties executed an agreement dated September 30,

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

2011 resolving the matter in its entirety, and subsequently jointly petitioned (i) the District Court to release Alcoa from the jury verdict and (ii) the Third Circuit Court of Appeals to dismiss the matter. On March 13, 2012, the District Court entered an order discharging Alcoa from the jury verdict and, on March 14, 2012, the Third Circuit Court of Appeals dismissed the matter. This matter is now fully resolved.

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

Commitments

In October 2004, AWAC agreed to acquire a 20% interest in a consortium formed to acquire the DBNGP in Western Australia in exchange for an initial cash investment of $17.0. The investment in the DBNGP, which is classified as an equity investment, was made in order to secure a competitively priced long-term supply of natural gas to Alcoa’s refineries in Western Australia. AWAC has made additional contributions of $140.8 for its share of the pipeline capacity expansion and other operational purposes of the consortium through September 2011. No further expansion of the pipeline’s capacity is planned at this time. In late 2011, the consortium initiated a three-year equity call plan to improve its capital structure. This plan requires AWAC to contribute $40.0, of which $12.7 and $5.3 was made in 2012 and 2011, respectively. In addition to its equity ownership, AWAC has an agreement to purchase gas transmission services from the DBNGP. At December 31, 2012, AWAC has recorded a noncurrent asset of $362.8 representing prepayments made under an agreement for future gas transmission services. AWAC’s maximum exposure to loss on the investment and related contract is approximately $520.0 as of December 31, 2012.

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

AWAC has entered into other purchase commitments for energy, raw materials, freight and other goods and services which total $1,596.2 in 2013, $1,340.7 in 2014, $1,366.7 in 2015, $1,340.8 in 2016, $1,349.9 in 2017 and $15,907.9 thereafter.

AWAC has outstanding letters of credit primarily related to environmental and leasing activities. The total amount committed under these letters of credit, which expire at various dates, mostly in 2013, was $17.5 at December 31, 2012. AWAC also has outstanding bank guarantees related to legal, customs duties, environmental, and leasing obligations, among others. The total amount committed under these guarantees, which expire at various dates, was $101.6 at December 31, 2012.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

AWAC has outstanding surety bonds primarily related to customs duties. The total amount committed under these bonds, which automatically renew or expire at various dates, mostly in 2013, was $0.7 at December 31, 2012.

Q. Environmental Matters

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

AWAC’s remediation reserve balance at the end of 2012 and 2011 was $12.3 and $10.9, respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. Of the $12.3 reserve at December 31, 2012, $2.9 is classified as current on the combined balance sheet.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

R. Restructuring and Other Charges

Restructuring and other charges were $8.1, $52.9 and $13.2 during 2012, 2011 and 2010, respectively. In 2012, the majority of the charge was for severance costs, primarily in Point Henry. In 2011, $20.3 was recorded for the St. Croix remediation settlement (Note O), $14.1 was recorded as an asset impairment for the permanent shut down of an Australian spent pot lining processing facility, and $18.5 was recorded for severance charges, primarily related to Australia actions. In 2010, $7.6 was recorded as an asset impairment charge for the Point Comfort assets related to the closure of the aluminum fluoride plant, along with additional charges of $2.6 for asset retirement obligations and contract termination charges. Also in 2010, unrelated to Point Comfort, there were severance charges of $4.0 and an environmental reserve reversal of ($1.0).

Employee
Termination
and Severance
Costs

Reserve balance at January 1, 2010	$8.4
Cash payments	(8.6)
Restructuring charges	13.2
Impairment charges	(7.6)
Other	1.5

Reserve balance at December 31, 2010	$6.9

Cash payments	(16.6)
Restructuring charges	52.9
Impairment charges	(14.1)
St. Croix remediation settlement	(20.3)
Other	0.2

Reserve balance at December 31, 2011	$9.0

Cash payments	(10.1)
Restructuring charges	8.1
Other	2.8

Reserve balance at December 31, 2012	$9.8

S. Other (Income) Expense, Net

	2012	2011	2010

Interest income	$(3.4)	$(5.2)	$(5.1)
Equity income	(4.7)	(25.1)	(9.9)
Gain on sale of Hotham Farm	—	(42.9)	—
Gain from Suriname land sales	(7.9)	—	—
Foreign currency gains/losses, net	(8.3)	13.2	13.7
Other, net	(10.1)	0.9	(2.0)

	$(34.4)	$(59.1)	$(3.3)

In 2011, equity income included higher earnings of $24.0 from the DBNGP investment in Australia due to the recognition of a discrete income tax benefit by the consortium.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2012, 2011 and 2010

(U.S. dollars in millions)

T. Subsequent Events

Management evaluated all activity of AWAC through March 4, 2013 and concluded that no subsequent events have occurred that would require recognition in the combined financial statements or disclosure in the notes to the combined financial statements