Form 20-F
period 2013-12-31
ALUMINA LTD
filed 2014-04-28
CIK 857071

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.1

Title of each Class	Name of each exchange on which registered

Ordinary Shares (1)	New York Stock Exchange

American Depositary Shares (2)	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2013.

2,806,225,615 Ordinary Shares

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

[1]	Alumina Limited formally delisted from the NYSE prior to opening of trading on February 28, 2014.

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

FORWARD LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements, including statements regarding (i) certain plans, strategies and objectives of management, (ii) scheduled closure of certain operations or facilities, (iii) anticipated production or construction commencement dates, (iv) expected costs of construction of projects or products or level of production output, (v) the anticipated productive lives of projects and mines and (vi) estimates of expected dividends to be received from AWAC. Forward-looking statements include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Alumina Limited, which may cause actual results to differ materially from those expressed in the statements contained in this Annual Report.

For example, the amount of any future dividends received from AWAC will be dependent in part on the future revenues from AWAC’s operations, described in this Annual Report which in turn are based in part on the market price of the products and metals produced, which may vary significantly from current levels. Virtually all of our income is derived from our share of the earnings generated by AWAC. Such variations, if materially adverse, may impact the extent of the dividends from AWAC paid to us as well as the timing or feasibility of the development of a particular project or the expansion of certain facilities. Other factors that may affect actual construction or production commencement dates, costs or production output and anticipated lives of operations or facilities of AWAC include the ability of AWAC to profitably produce and transport its products or metals to applicable markets, the impact of foreign currency exchange rates on the market prices of the products or metals produced and activities of governmental authorities in certain countries where such facilities are being operated including increases in taxes, changes in environmental and other regulations, and political uncertainty. Alumina Limited can give no assurances that the actual production or commencement dates, cost or production output, revenue, or anticipated lives of the facilities discussed herein will not differ materially from the statements contained in this Annual Report. Alumina Limited undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

DEFINITIONS

“ADR” means an American Depositing Receipt evidencing one or more ADSs.

“ADS” means an American Depository Share.

“Alcoa” means Alcoa Inc.

“Alumina Limited” or “Alumina Group” means Alumina Limited and its subsidiaries.

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

A. Selected Financial Data

The selected financial data appearing below as at December 31, 2013, 2012, 2011, 2010 and 2009 and for the fiscal years ended December 31, 2013, 2012, 2011, 2010 and 2009 are set forth in US dollars (except as otherwise indicated), and are extracted from the audited Consolidated Financial Statements of Alumina Limited (the Company, Alumina Limited, which, unless the context otherwise requires, includes Alumina Limited and its subsidiaries).

Equity accounting is used where the consolidated entity exercises significant influence, but not control, over an investee company (the associate). Under this method, the consolidated entity’s share of the post-acquisition profits or losses of associates is recognized in the consolidated statement of profit or loss and other comprehensive income, and its share of post-acquisition movements in reserves is recognized in consolidated reserves. The cumulative post acquisition movements are adjusted against the cost of the investment. Alumina Limited’s Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The financial statements of Alcoa World Alumina and Chemicals (AWAC), of which Alumina Limited owns 40% of the assets, are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

KEY INFORMATION

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the Notes thereto.

SELECTED FINANCIAL DATA UNDER IFRS

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011		Year Ended December 31, 2010[5]		Year Ended December 31, 2009[5]
		(US$ million except where indicated)
Net Sales Revenue from Continuing Operations	—	—	—		—		—

Net Income/(loss) from Continuing Operations	0.5	(55.6)	182.5		40.2		(44.3)

Net Income/(loss)	0.5	(55.6)	182.5		40.2		(44.3)

Net Income/(loss) from Operations per Ordinary Share (cents per share)	Positive 0.02	Negative (2.3)	Positive 7.5		Positive 1.6		Negative (2.1)

Income/(loss) from Continuing Operations per Ordinary Share (1) (cents per share)	Positive 0.02	Negative (2.3)	Positive 7.5		Positive 1.6		Negative (2.1)

Diluted Net Income per Ordinary Share (2) (cents per share)	Positive 0.02	Negative (2.3)	Positive 7.5		Positive 1.6		Negative (2.1)

Cash Dividends paid per Ordinary Share (3)

(A$/share)	Nil	0.03 (4)	0.07	(4)	0.04	(4)	Nil

(US$/share)	Nil	0.03	0.07		0.04		Nil

	At December 31, 2013	At December 31, 2012	At December 31, 2011		At December 31, 2010		At December 31, 2009
	(US$ million except where indicated)
Total assets	2,964.0	3,311.4	3,350.4		3,542.5		3,504.2
Long-term obligations	109.2	623.1	438.2		246.6		578.2
Net assets	2,793.4	2,628.5	2,854.0		3,071.5		2,918.3

Shareholders’ equity	2,793.4	2,628.5	2,854.0		3,071.5		2,918.3

Capital stock	2,620.0	2,154.1	2,154.1		2,154.1		2,154.1

	Millions of shares
Number of shares outstanding	2,806.2	2,440.2	2,440.2		2,440.2		2,440.2

(1)

Basic earnings per share were determined on the basis of the weighted average number of outstanding Alumina Limited shares for the periods indicated. Refer also to Note 1(R) and Note 8 to the Consolidated Financial Statements.

(2)

Diluted earnings per share was determined on the basis of the weighted average number of outstanding Alumina Limited shares for the periods indicated including potential shares from the conversion of partly paid shares and options into shares of Alumina Limited. Refer also to Note 1(R) and Note 8 to the Consolidated Financial Statements.

(3)	Fully franked. See Dividends in Item 8A.
(4)	These conversions were made using exchange rates applicable at the dates of the dividend payments.
(5)	Restated as a result of the adoption of the revised IAS19 Employee Benefits. For further details refer Note 1 of the Consolidated Financial Statements.

KEY INFORMATION

Exchange Rates

Alumina Limited published its Consolidated Financial Statements in Australian dollars until December 2009. With the commissioning of production at the Juruti mine and the Alumar refinery in Brazil completed, Alumina Limited reached the end of the investment program in Brazil. Greater production and cash flows to shareholders was expected from those assets in the future. Most dividends are also received in US dollars. The Board recognised that this changed the balance of factors that are assessed to determine Alumina Limited’s functional currency and determined that Alumina Limited’s functional currency would be changed to US dollars effective for the reporting period December 31, 2010.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

KEY INFORMATION

D. Risk Factors

Alumina Limited’s business, financial condition or results of operations may be impacted by a number of factors. In addition to the factors discussed separately in this report, the following are the most significant factors that could cause AWAC’s or Alumina Limited’s actual results to differ materially from those projected in any forward-looking statements:

The aluminium industry generally remains highly cyclical and is influenced by a number of factors including global economic conditions.

The aluminium industry generally is highly cyclical. AWAC is subject to cyclical fluctuations in global economic conditions and aluminium end-use markets. Demand for AWAC’s products is sensitive to these fluctuations. Alumina Limited is unable to predict the future course of industry variables or the strength, pace or sustainability of the economic recovery and the effects of government intervention. Another major economic downturn, a prolonged recovery period, or disruptions in the financial markets could have a material adverse effect on AWAC’s and Alumina Limited’s business or financial condition or results of operations.

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

Alumina Limited’s source of income is dividends derived from AWAC. The revenue of AWAC (40% ownership of AWAC is the principal asset of Alumina Limited) is derived from sales of alumina, alumina-based chemicals and aluminium. The price that can be obtained for these products is influenced by global prices of alumina and aluminium, and in particular, index prices for alumina and the LME price of primary aluminium. Pricing mechanisms for alumina have changed over time from primarily long term contracts with pricing expressed as a percentage of the aluminium price, to shorter term contracts. Pricing has historically been based on a percentage of traded LME aluminium contract, however there is increased momentum for the industry to move away from LME linked contracts.

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

Over the last year or more, LME aluminium prices have traded at depressed levels (at near record lows in real terms). A large amount of global operating capacity is currently operating on a cash negative basis, even after taking into account high regional premiums. Continuing depressed prices may see further curtailments or closures which would reduce demand for alumina.

KEY INFORMATION

AWAC’s and Alumina Limited’s financial performance and ability to service liabilities, pay dividends and undertake capital expenditure would be adversely affected by a material fall in the prices of alumina and aluminium.

AWAC earnings are also influenced by the accounting for embedded derivatives in Alcoa of Australia Limited’s (AofA) contracts for the supply of natural gas and electricity. If the aluminium price as quoted on the LME at a period end, and the estimate of long term aluminium prices in any relevant period beyond the period covered by forward LME prices, are higher than at the commencement of that period, a charge against income would result. Conversely, a fall in those aluminium prices would result in a credit to income for the period. Those effects on AWAC income would have a corresponding proportional negative or positive impact on Alumina Limited’s income for the period.

In 2010, AWAC indicated it would seek to price its new third party alumina contracts on a basis using alumina indices for 2011 rather than a percentage of the LME-based aluminium price. AWAC based all new contracts entered in the second half of 2010 on the alumina price indices. These contracts are for delivery in 2011 and beyond. AWAC believes that this change, which applies to approximately 54% of third party smelter grade alumina shipments by the end of 2013 and is expected to increase substantially over a number of years as annual contracts expire, will more fairly reflect the fundamentals of alumina. There can be no assurance that such index pricing ultimately will be accepted as future LME-linked sales contracts expire or that such index pricing will result in consistently greater profitability from sales of alumina.

AWAC’s revenue will fluctuate in accordance with changes in the alumina price indices upon which some of AWAC’s alumina is sold. The index prices may go up or down due to numerous factors outside Alumina Limited’s control such as supply and demand of alumina, the industry’s capital and operating costs, general economic conditions and other factors. There is currently a surplus of alumina production and that is affecting the market price of alumina.

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

An increase in the cost of key inputs could reduce Alumina Limited’s profitability.

Changes in AWAC’s costs have a major impact on Alumina Limited’s profitability. AWAC’s mining, refining and smelting operations are subject to conditions beyond its control that can delay deliveries or increase costs for varying lengths of time. These conditions include increases in the cost of key inputs including increases in the cost of raw materials (including energy, caustic soda, bauxite and carbon products, labour and freight) and the non-availability of key inputs.

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

KEY INFORMATION

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

Other events could increase AWAC’s production costs or decrease its production and therefore reduce Alumina Limited’s profitability.

In addition to any increase in the cost of AWAC’s key inputs discussed previously, certain events which may be beyond AWAC’s or Alumina Limited’s control can decrease production, delay deliveries or increase costs for varying lengths of time. These include weather and natural disasters, fires or explosions at facilities, unexpected maintenance or technical problems, key equipment failures, disruptions to or other problems with infrastructure, war or terrorist activities and variations in geological conditions. In addition, industrial disruptions, loss of key staff, work stoppages, refurbishments and accidents at operations can result in production losses and delays in the delivery of product, which may adversely affect profitability. In 2009, a fire at the Varanus Island gas processing facility in Western Australia significantly affected gas supply to AofA’s alumina refineries.

Certain costs are also affected by government imposts and regulations in the countries in which AWAC operates. AWAC’s costs depend upon the efficient design and construction of mining, refining and smelting facilities and competent operation of those facilities.

Alumina Limited’s ability to raise funds and refinance its debt is subject to external factors.

Alumina Limited’s ability to refinance its debt on favourable terms as it becomes due or to repay the debt, its ability to raise further finance on favourable terms, and its borrowing costs, will depend upon a number of factors, including AWAC’s operating performance, general economic conditions, political, capital and credit market conditions, external credit ratings and the reputation, performance and financial strength of Alumina Limited’s business.

Debt which has recently been refinanced, or which may be refinanced in the future, may be at higher interest margins than previously held debt.

If a number of the risks outlined in this section eventuate, including deterioration in the Australian and global credit markets, or if Alumina Limited’s operating performance, external credit rating or profitability is negatively impacted as a result of these risks, there is a risk that Alumina Limited may not be able to refinance any expiring debt facilities or the costs of refinancing its debt may increase substantially.

There can be no assurance that any rating assigned will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by a rating agency, if, in that rating agency’s judgment, circumstances so warrant. Maintaining an investment-grade credit rating is an important element of Alumina Limited’s financial strategy. A downgrade of Alumina Limited’s credit ratings could adversely affect the market price of its securities, adversely affect existing financing, limit access to the capital or credit markets or otherwise adversely affect the availability of other new financing on favourable terms, if at all, result in more restrictive covenants in agreements governing the terms of any future indebtedness that Alumina Limited incurs, increase the cost of borrowing, or impair its financial condition. In addition, Alumina Limited’s primary assets consist of its interests in the various companies that make up AWAC. Although Alumina Limited does not hold itself out as, or carry out its operations as, an “investment company” as contemplated under the Investment Company Act of 1940, as amended (the “Investment Company Act”), uncertainty exists as to whether its interests in AWAC would be considered to be investment securities under the Investment Company Act. If the AWAC interests are determined to be investment securities, Alumina Limited may be determined to be an ‘investment company” as defined in the Investment Company Act. As a non-U.S. operating company, it is not practical or feasible for Alumina Limited to register as an “investment company” under the Investment Company Act. While the uncertainty regarding its status continues, Alumina Limited is constrained in its ability to conduct capital raising activities in the U.S. capital markets as it is unable to register as an investment company under the Investment Company Act.

KEY INFORMATION

Alumina Limited does not hold a majority interest in AWAC, and decisions made by majority vote may not be in the best interests of Alumina Limited.

AWAC’s strategic direction is determined by a five member Strategic Council, consisting of three Alcoa Inc. representatives and two Alumina Limited representatives. An 80% majority is required to approve changes that effect:

•	a change of the scope of AWAC

•	a change in AWAC’s dividend policy

•	sale of all or a majority of the assets of AWAC

•	equity calls on behalf of AWAC totalling, in any one year, in excess of $1 billion

•	loans to Alcoa, Alumina Limited or their respective affiliates by AWAC entities (including loans between AWAC entities).

AWAC’s decisions are otherwise by majority vote. Alcoa has a 60% interest in AWAC and has a majority vote. Subject to the application of fiduciary duties, it may occur that AWAC decisions by majority vote are not in the best interests of Alumina Limited.

Alumina Limited’s cash flows depend on the availability of distributions from AWAC.

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

An increase in the capital costs of AWAC’s growth projects and operations would impact Alumina Limited’s cash flows and profitability.

A significant increase in the capital costs associated with AWAC’s growth projects and operations or delays in commissioning of the projects would impact Alumina Limited’s cash flow and profitability.

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

The previous Australian (Labour) Government passed legislation for its carbon pricing scheme. The scheme operates in two phases: a fixed (but increasing) carbon permit price that commenced on July 1, 2012 to be followed by a floating price phase from July 1, 2015. The scheme is to cover emissions from the stationary energy, industrial processing, mining and waste sectors. Entities that have operational control of a facility that emits more than 25,000t CO2-e per annum in greenhouse gas emissions from activities covered by the scheme are required to surrender carbon permits to cover those emissions. Emissions-intensive trade-exposed industries and coal-fired power generators are eligible to receive assistance, primarily in the form of free carbon permits, under arrangements that are broadly similar to those that would have applied under the former Carbon Pollution Reduction Scheme. Contractual arrangements

KEY INFORMATION

govern the electricity and domestic gas pass-through of carbon costs for indirect emissions. Aluminium smelting and alumina refining initially receive a free allocation of permits for 94.5% of average industry emissions, per tonne of production. These allocations are based on the tonnes produced at an average emissions intensity. Allocations reduce at a rate of 1.3% per annum with a floor at 90% if a sector can demonstrate that less than 70% of its competitors have introduced comparable carbon constraints. The fixed price phase started at A$23.00 per tonne CO2-e and increases to $24.15 in year 2 and $25.40 in year 3 (based on a 2.5% rise with 2.5% inflation). From July 1, 2015 there will be an emissions trading scheme based on a national emissions cap for the first five years to be announced in 2014. Banking of surplus permits will be allowed and 50% of an entity’s obligation may be met through international credits/permits.

The current Australian (Coalition) Government has announced that it intends to abolish this carbon pricing scheme with effect from July 1, 2014. This Government introduced the Clean Energy Legislation (Carbon Tax Repeal) Bill 2013 and related bills to the House of Representatives in November 2013 to abolish the scheme and the laws passed the House. On March 20, 2014 the Senate voted against the bills related to the repeal of the scheme. The Government is expected to reintroduce the bills in July 2014, when new members join the Senate.

The Government intends to replace the scheme with a direct action plan as its main policy to meet a target of cutting greenhouse gas output. If and when the Government may be able to abolish the current scheme and how the proposed direct action plan would affect AWAC are uncertain.

In the 2012/2013 year, AWAC in Australia produced 7.1 million tonnes of emissions from smelting (0.7 million tonnes from direct and 6.4 million tonnes from indirect sources) and 5.1 million tonnes of emissions from mining and refining (4.3 million tonnes from direct and 0.8 million tonnes from indirect sources). Further details are available on Alumina Limited’s website. Alcoa Inc announced on February 18, 2014 that it will close the Point Henry aluminium smelter (one of the two AWAC smelters) in August 2014.

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

Inconsistency of regulations may also change the attractiveness of the locations of some of AWAC’s assets. It is difficult to assess the potential impact of future climate change regulation given the wide scope of potential regulatory change in countries in which Alumina Limited and AWAC operate.

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

Impact of global economic downturn.

Both Alumina Limited’s and AWAC’s operating and financial performance are influenced by a variety of general economic and business conditions, including changes to monetary policy, fiscal policy, interest rates, foreign currency exchange rates, tax rates, commodity prices and inflation across the range of countries in which Alumina Limited and AWAC operate.

In particular, Alumina Limited’s future financial performance and condition may be influenced by the demand for alumina, alumina-based chemicals and aluminium, which is currently supported by the industrialisation and

KEY INFORMATION

urbanisation of China and other developing countries. Decline in the rate of economic growth of these developing countries or reduction in demand for these products, could adversely affect Alumina Limited’s future financial performance.

A reduction in demand for, or prices of AWAC’s products may require a curtailment or closure of production capacity at AWAC’s operations. A curtailment of an operation’s production capacity generally results in an increase in the cost of production per tonne of output and can also result in additional costs, including redundancy costs and continuing contractual purchase commitments for production inputs. Closure or change in ownership of production capacity at AWAC’s operations may result in an impairment loss being incurred in the profit or loss as a result of the carrying value of an asset exceeding its recoverable value.

Some of AWAC’s operations are conducted by joint ventures with external parties. To the extent that AWAC’s joint venturers do not meet their respective share of joint venture financial obligations, AWAC and Alumina Limited may be required to bear a disproportionate share of joint venture obligations, including provision of funding. A deterioration in global economic conditions may also affect the financial position and consequent performance by contractual counterparties of AWAC of obligations owed to AWAC.

Alumina Limited could be adversely affected by changes in the business or financial condition of one or more of a significant supplier, a joint venturer or a significant customer.

Changes to sales agreements could adversely affect Alumina Limited’s results.

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

AWAC is exposed to regulatory and court action, each of which could adversely affect Alumina Limited’s results.

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

The costs of complying with such laws and regulations, including participation in assessments and clean-ups of sites, as well as internal voluntary programs, are significant and will continue to be so for the foreseeable future. Environmental laws may impose cleanup liability on owners and occupiers of contaminated property, including past or divested properties, regardless of whether the owners and occupiers caused the contamination or whether the activity that caused the contamination was lawful at the time it was conducted. Environmental matters for which AWAC may be liable may arise in the future at its present sites, where no problem is currently known, at previously owned sites, sites previously operated by AWAC, sites owned by its predecessors or sites that AWAC may acquire in the future. Alumina Limited’s results of operations or liquidity in a particular period could be affected by certain health, safety or environmental matters, including remediation costs and damages related to certain sites. Additionally, evolving regulatory standards and expectations can result in increased litigation and/or increased costs, all of which can have a material and adverse effect on earnings and cash flows.

KEY INFORMATION

AWAC has obligations under various laws, licences and permits for the rehabilitation (including remediation and/or restoration) of land used in bauxite mining, alumina refining, aluminium smelting and related activities. AWAC recognises these obligations and provides for Asset Retirement Obligations under US GAAP. Alumina Limited recognises and provides for additional amounts for certain AWAC Asset Retirement Obligations as required by IFRS.

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

Alumina Limited is liable for further capital calls under the AWAC arrangements.

AWAC may make annual capital calls of Alumina Limited and Alcoa of up to $1 billion in aggregate following approval by a majority vote of AWAC’s Strategic Council, and of more than $1 billion in aggregate following approval by a super majority vote of the Strategic Council.

Alumina Limited is required to fund its share of the calls, subject to the provisions of the AWAC Agreements. If Alumina Limited is unable or unwilling to obtain equity or debt funding or has insufficient retained earnings (i.e. cash) to fund its share of capital requirements up to $1 billion, it may ultimately run the risk of its equity interest in AWAC being diluted. Accordingly, there is a risk that Alumina Limited will be unable to fund a capital call made by AWAC in the future, and that its interest in AWAC could be diluted. To the extent the aggregate annual capital calls that are approved are in excess of $1 billion and Alumina Limited is unable or unwilling to fund its share of such capital calls, Alumina Limited’s equity interest in AWAC is not diluted. However, Alcoa will be otherwise compensated in respect of its funding of such annual calls above $1 billion, possibly by means of a disproportionate allocation of returns associated with the excess contribution by Alcoa Inc.

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

In addition to capital calls to fund existing AWAC projects, Alcoa Inc could sell assets to AWAC or cause AWAC to purchase assets. The purchase of these assets by AWAC may require a proportionate investment from Alumina Limited.

Unavailability of bauxite may reduce AWAC’s profitability.

AWAC’s production of alumina is dependent upon continuing availability of bauxite supply. AWAC obtains bauxite from bauxite deposits to which it has access under mining leases and under short term and long term contracts.

With respect to the Paranam refinery in Suriname, at current rates of production it is likely that all Suriname currently developed bauxite deposits will be exhausted within the next two years. AWAC is actively exploring and evaluating alternate sources of bauxite in Suriname and its options in relation to the future operations of the refinery.

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

The future trading price of shares is subject to uncertainty

Investors should be aware that there are risks associated with any share or ADR investment. The value of shares or ADRs may rise above or fall depending on the financial condition and operating performance of Alumina Limited or AWAC. Further, the price at which shares or ADRs trade may be affected by a number of factors unrelated to the financial and operating performance of Alumina Limited or AWAC and over which Alumina Limited and its Directors have no control. These external factors include:

•	economic conditions in Australia and overseas;

•	relative changes in foreign exchange rates;

•	the impact of significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving Alumina Limited, AWAC or their competitors;

•	local and international stock market conditions;

•	changes in government regulations or in fiscal, monetary and regulatory policies (such as environmental and land management, regulation, taxation and interest rates);

•	industrial disputes;

•	geo-political conditions such as acts or threats of terrorism or military conflicts; and

•	volatility of comparable companies’ share prices, including Alcoa Inc.

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

Operation of the AWAC Agreements could act as a disincentive to a potential acquirer of Alumina Limited.

The AWAC Agreements provide that AWAC is the exclusive vehicle for the pursuit of Alumina Limited’s and Alcoa’s interests in the bauxite, alumina and inorganic industrial (alumina-based) chemicals businesses included within the scope of AWAC. Neither party may compete, within that scope, with AWAC so long as it maintains an ownership interest in AWAC.

KEY INFORMATION

Any acquirer of Alumina Limited would become an ‘affiliate’ of Alumina Limited or Alcoa (as relevant) and trigger the application of the exclusive vehicle provisions contained in the AWAC Agreements in respect of the business and interests of the acquirer. If the acquirer already operates a bauxite, alumina or industrial (alumina-based) chemicals business, the exclusive vehicle provisions would be contravened. Therefore, the exclusive vehicle provisions contained in the AWAC Agreements could act as a disincentive to a potential acquirer or bidder for Alumina Limited.

The AWAC Agreements are silent on the action that Alumina Limited or Alcoa (as relevant) and the acquirer must take to avoid any contravention. It is possible that the relevant business could be offered to AWAC for purchase, with the value to be agreed. Alternatively, the acquirer might divest itself of the relevant business or undertake some other action consistent with the exclusive vehicle provisions of the AWAC agreements.

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

The markets for most aluminium products are highly competitive. AWAC’s, and hence Alumina Limited’s, competitors include a variety of companies in all major markets. Additionally, aluminium competes with other materials such as steel, plastics, composites and glass. The willingness of customers to accept substitutes for aluminium and other developments by or affecting AWAC’s competitors or customers could adversely affect AWAC, and hence Alumina Limited’s results of operations.

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

AWAC’s results of operations or liquidity in a particular period could be affected by new or increasingly stringent laws, regulatory requirements or interpretations, or outcomes of significant legal proceedings or investigations adverse to AWAC. This may include a change in effective tax rates or become subject to unexpected or rising costs associated with business operations or provision of health or welfare benefits to employees due to changes in laws, regulations or policies. AWAC is also subject to a variety of legal compliance risks. These risks include, among other things, potential claims relating to product liability, health and safety, environmental matters, intellectual property rights, government contracts, taxes, and compliance with U.S. and foreign export laws, anti-bribery laws, competition laws and sales and trading practices. AWAC could be subject to fines, penalties, damages (in certain cases, treble damages), or suspension or debarment from government contracts. While AWAC believes it has adopted appropriate risk management and compliance programs to address and reduce these risks, the global and diverse nature of its operations means that these risks will continue to exist and additional legal proceedings and contingencies may arise from time to time. In addition, various factors or developments can lead AWAC to change current estimates of liabilities or make such estimates for matters previously not susceptible of reasonable estimates, such as a significant judicial ruling or judgment, a significant settlement, significant regulatory developments or changes in applicable law. A future adverse ruling or settlement or unfavourable changes in laws, regulations or policies, or other contingencies that AWAC cannot predict with certainty could have a material adverse effect on AWAC’s results of operations or cash flows in a particular period. See Item 8A “Legal Proceedings – AWAC Litigation.

KEY INFORMATION

Alumina Limited’s reported results could be adversely affected by the impairment of assets and goodwill

Alumina Limited may be required to record impairment charges as a result of adverse developments in the recoverable values of its assets (including goodwill recorded by AWAC). Significant assumptions in the determination of recoverable value include, but are not limited to: pricing of the Group’s commodities and products, reserves and mineralised material, discount and exchange rates, operating cost projections, and timing of expenditure on major projects. In addition, the occurrence of unexpected events that adversely impact the Company’s business may have an impact on the assumptions underlying the recoverable value of its assets. To the extent that the recoverable value of an asset is impaired, such impairment may negatively impact Alumina Limited’s profitability during the relevant period. Closure, curtailment or sale of AWAC’s operations may result in an impairment being incurred as a result of the carrying value of an asset exceeding its recoverable value and redundancy costs.

INFORMATION ON THE COMPANY

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Alumina Limited was incorporated in 1970. In 1979 it became the holding company of the WMC Group which commenced operations in 1933. The Company was previously called WMC Limited until it changed its name to Alumina Limited in December 2002 as part of the demerger of the WMC Group. The demerger was effected through an Australian court-approved scheme of arrangement and associated capital reduction and dividend distribution.

At December 31, 2013, Alumina Limited had total consolidated assets of $3.0 billion. Alumina’s profit from continuing operations was $0.5 million for the year ended December 31, 2013 ($55.6 million loss for the year ended December 31, 2012). The Company is listed on the ASX. On February 6, 2014, Alumina Limited announced its intention to delist from the NYSE and formerly delist from the NYSE prior to opening of trading on February 28, 2014. The Company immediately commenced trading on the OTC market under the ticket code: AWCMY.

Alumina Limited, incorporated under the laws of the Commonwealth of Australia, has its registered office and principal executive offices at Level 12, 60 City Road, Southbank, Victoria, 3006, Australia. Its telephone number is +61 3 8699 2600 and facsimile number is +61 3 8699 2699. Enquiries about Alumina Limited’s ADRs should be addressed to its depositary, The Bank of New York Mellon, telephone +1 (212) 815 2293 or facsimile +1 (212) 571 3050, located at 101 Barclay Street, New York, NY 10286.

Alumina Limited’s primary assets are its interests in AWAC with Alcoa Inc. AWAC has interests in bauxite mining, alumina refining and two operating aluminium smelters. Alcoa is the operator of AWAC and provides the Combined Financial Statements to Alumina Limited.

The Demerger

On December 11, 2002, Alumina Limited demerged its interest in AWAC from its nickel, copper/uranium and fertilizer businesses and exploration and development interests. The demerger was effected through an Australian court-approved scheme of arrangement and associated capital reduction and dividend distribution. As a result of the demerger, Alumina Limited held the interest in AWAC, and WMC Resources Ltd, which prior to the demerger was a wholly owned subsidiary of WMC Limited, held the nickel, copper/uranium and fertilizer businesses and exploration and development interests previously held within the WMC Limited group.

Change in Functional and Presentation Currency

An entity’s functional currency is the currency of the primary economic environment in which the entity operates. With the commissioning of production at the Juruti mine and the Alumar refinery in Brazil completed, Alumina Limited reached the end of the investment program in Brazil. Greater production and cash flows to shareholders was expected from those assets in the future. Most dividends are also received in US dollars. Consequently, Alumina Limited announced in February 2010 its Board’s decision to change Alumina Limited’s functional currency from Australian dollars to US dollars, effective January 1, 2010.

Following the change in functional currency, Alumina Limited elected to change its presentation currency from Australian dollars to US dollars from January 1, 2010. The change in presentation currency represents a voluntary change in accounting policy, which has been applied retrospectively.

To give effect to the change in functional and presentation currency, the assets, liabilities, contributed equity, reserves and retained earnings of entities with an Australian dollar functional currency as at December 31, 2009 were converted into US dollars at period end exchange rates of AUD/USD 0.8972. Revenue and expenses were converted at an average rate of AUD/USD 0.7123 for the six months ending June 30, 2009 and AUD/USD 0.8711 for the six months ending December 31, 2009 and AUD/USD 0.8519 for the 12 months ending December 31, 2008.

INFORMATION ON THE COMPANY

Capital and Investment Expenditures

Since January 1, 2011 the continuing operations of Alumina Limited made the following principal capital expenditures:

•	During 2011, Alumina Limited contributed $166.6 million to fund AWAC’s expansion projects in Brazil and operations in Spain.

•	During 2012, Alumina Limited contributed $171.0 million to fund AWAC’s expansion projects in Brazil, the joint venture in Saudi Arabia and AWAC working capital.

•	During 2013, Alumina Limited contributed $12.0 million to fund the joint venture in Saudi Arabia.

•

During the first quarter of 2014, Alumina Limited contributed a further $18.4 million to fund the joint venture in Saudi Arabia. Further contributions of $16.0 million are expected to be made during 2014, to fund the completion of this project.

AWAC’s Global Interests as at December 31, 2013

Bauxite deposits: AWAC’s bauxite deposits have long term mining rights. Bauxite mining is planned on an incremental basis after detailed assessment of the deposits to achieve a uniform quality in the supply of blended feedstock to the relevant refinery.

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

INFORMATION ON THE COMPANY

B. Business Overview

Alumina Limited’s sole business undertaking is in the global alumina and aluminium industry, which it conducts primarily through bauxite mining and alumina refining, with some minor alumina based chemicals businesses, aluminium smelting and the marketing of those products. All of those business activities are conducted through its 40% investment in AWAC.

Alumina Limited’s net profit/(loss) is principally comprised of a return on its equity investment, and revenues are limited to small amounts of interest income and occasional one-off revenues. This revenue is itemised separately in the profit or loss. The breakdown of AWAC revenue by geographical segment for the last three financial years is available within the notes to the Combined Financial Statements for AWAC (Note B, page F-58).

AWAC was formed on January 1, 1995 by Alumina Limited and Alcoa combining their respective global bauxite, alumina and alumina-based chemicals businesses and investments and their respective aluminium smelting operations in Australia. AWAC is the world’s largest producer of alumina and mining of bauxite. Alumina Limited’s partner in AWAC is Alcoa, who owns the remaining 60% and manages the day-to-day operations.

This partnership provides investors with a direct investment in the alumina industry.

The Strategic Council is the principal forum for Alcoa and Alumina Limited to provide direction and counsel to the AWAC entities in respect of strategic and policy matters. The Alcoa and Alumina Limited representatives on the Boards of the AWAC entities are required, subject to their general fiduciary duties, to carry out the directions and the decisions of the Strategic Council. The Strategic Council has five members, three appointed by Alcoa (of which one is Chairman) and two by Alumina Limited (of which one is the Deputy Chairman). Decisions are made by majority vote except for matters which require a “super majority” vote, which is a vote of 80% of the members appointed to the Strategic Council.

The following decisions require a super majority vote:

•	change of the scope of AWAC

•	change in the minimum 30% dividend policy

•	sale of all or a majority of the assets of AWAC

•	equity calls on behalf of AWAC totaling, in any one year, in excess of $1 billion

•	loans to Alcoa, Alumina Limited or their affiliates by AWAC entities (including loans between AWAC entities).

Under the general direction of the Strategic Council, Alcoa is the “industrial leader” and provides the operating management of AWAC and of all affiliated operating entities within AWAC.

Alumina Limited is entitled to representation in proportion to its ownership interest on the Board of each entity in the AWAC structure currently represented on AofA and Alcoa World Alumina Brasil Ltda (AWA Brasil). In addition to the Strategic Council meetings, Alumina Limited’s management and Board visit and review AWAC’s operations each year.

Subject to the provisions of the AWAC agreements, AWAC is the exclusive vehicle for the pursuit of Alumina Limited’s and Alcoa’s (and their related corporations as defined) interests in the bauxite, alumina and inorganic industrial chemicals businesses, and neither party can compete with AWAC so long as they maintain an ownership interest in AWAC. In addition, Alumina Limited may not compete with the businesses of the integrated operations of AWAC (being the primary aluminium smelting and fabricating facilities and certain ancillary facilities that exist at the formation of AWAC).

If either party acquires a new business which has as a secondary component a bauxite, alumina or inorganic industrial chemicals business, that business must be offered to AWAC for purchase at its acquisition cost or, if not separately valued, at a value based on an independent appraisal of the business. Smelting is not subject to these exclusivity provisions, although there are certain smelting assets in AWAC, being those in AofA, in which Alumina Limited already had an interest at the time AWAC was formed.

INFORMATION ON THE COMPANY

AWAC’s alumina production in 2013 was 15.8 million tonnes compared to 15.6 million tonnes in 2012. The Point Comfort refinery contributed most of this growth reflecting its improved stability. AWAC’s nameplate production capacity is 17.2 million tonnes per annum.

Alumina shipments were 16.1 million tonnes in 2013, 0.5 million tonnes higher than 2012, largely as a result of a catch up on delayed December 2012 shipments, increased production and a reduction of historical levels of inventory.

Approximately 54% of third party smelter grade alumina shipments were priced on spot or alumina indexed basis in 2013 compared to approximately 35% in 2012.

AWAC produces aluminium at two smelters in Australia. Production of approximately 354,000 tonnes in 2013 was lower compared to 2012, largely due to the Anglesea power station maintenance. The Anglesea power station (owned by AofA) provides approximately 40% of the electricity needs for the Point Henry smelter. Statutory maintenance of the power station is required every four years and occurred during 2013. On 18 February 2014, Alcoa Inc announced the permanent closure of the Point Henry aluminium smelter.

AWAC capital expenditure totalled $322.6 million, 14% lower than 2012. Approximately $293.1 million was associated with sustaining capital, with the majority of this in Australia. The Australian expenditure included the relocation of the crusher facilities at the Huntley mine. Growth capital expenditure mainly related to completion works of the Juruti mine infrastructure in Brazil. AWAC is also investing in green field growth with a view to ensuring that AWAC’s cost position remains globally competitive. The joint venture between AWAC and Ma’aden for the construction of a green field mine and a refinery at Ras Al Khair in Saudi Arabia (AWAC interest of 25.1%) is AWAC’s major growth project and is due to come on stream in 2014. As at December 2013, the refinery was approximately 77% complete and the mine was approximately 52% complete.

INFORMATION ON THE COMPANY

ALCOA WORLD ALUMINA AND CHEMICALS - SELECTED FINANCIAL DATA

(Total of AWAC Entities - Figures reflect 100% of AWAC) (2)

	Year Ended December 31, 2013(1)	Year Ended December 31, 2012(1)	Year Ended December 31, 2011(1)	Year Ended December 31, 2010	Year Ended December 31, 2009
			(US$ million)
Financial Results
Net Sales Revenue	5,884.6	5,815.3	6,667.0	5,456.5	4,078.0
Depreciation and Amortization	447.1	478.9	465.8	424.5	314.5
(Loss)/profit before Tax	(185.1)	(145.6)	609.3	371.8	96.6
(Loss)/profit after Tax	(248.7)	(91.9)	469.7	335.3	106.4

	As at December 31, 2013(1)	As at December 31, 2012(1)	As at December 31, 2011	As at December 31, 2010	As at December 31, 2009
			(US$ million)
Balance Sheet Summary
Current Assets	1,790.1	1,901.4	1,738.3	1,737.8	1,673.7
Current Liabilities	1,773.7	1,739.3	1,545.6	1,624.0	1,499.4
Total Assets	10,072.5	11,418.0	10,922.6	11,188.6	9,960.1
Net Assets	6,861.7	8,243.7	8,343.1	8,634.8	7,604.5

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Production
Alumina (thousands of tonnes)	15,809	15,558	15,718	15,175	13,522
Aluminium (thousands of tonnes)	353.7	357.9	356.9	355.9	368.2

(1)	Based upon audited financial statements of Alcoa World Alumina and Chemicals prepared in accordance with US GAAP which are included as part this document.
(2)	Alumina Limited owns 40% of AWAC.

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

INFORMATION ON THE COMPANY

AWAC Bauxite Interests, Share of Reserves and Annual Production1

Country	Project	Owners’ Mining Rights (% entitlement)	Expiration Date of Mining Rights	Probable Reserves (million bdmt)	Proven Reserves (million bdmt)	Available Alumina Content (%) AvAl2O3	Reactive Silica Content (%) RxSiO2	2013 Annual Production (million bdmt)
Australia	Darling Ranges Mines ML 1SA	Alcoa of Australia Limited (AofA)[2] (100%)	2024	37.0	127.4	33.1	0.91	31.4
Brazil	Trombetas	Mineracao Rio do Norte S.A. (MRN)[3] (9.62%)	2046[4]	1.8	8.2	49.5	4.6	1.5
Brazil	Juruti[4,10] RN101,RN102, RN103, RN104,#34	Alcoa World Alumina Brasil Ltda. (AWA Brasil)[7] (100%)	2100[4]	23.1	23.2	48.1	4.3	3.9
Guinea	Boke	Compagnie des Bauxite de Guinee (CBG)[5] (22.95%)	2038[6]	42.2	26.3	TAI2O3[14] 50.1	TSiO2[14] 1.7	3.4
Jamaica	Harmon’s Valley, South Manchester, Porous/Victoria Town	Alcoa Minerals of Jamaica, LLC[7] (55%) Clarendon Alumina Production Ltd[8] (45%)	2031	0.2	0.6	41.5	2.4	1.8
Suriname	Coermotibo and Onverdacht	Suriname Aluminum Company, LLC (Suralco)[7] (55%) N.V. Alcoa Minerals of Suriname (AMS)[11] (45%)	2033[9]	2.5	—	45.8	4.8	2.7
Kingdom of Saudi Arabia	Al Ba’itha	Ma’aden Bauxite & Alumina Company[12] (25.1%)	2037	33.9	21.3	TAA[13] 47.2	TSiO2[13] 9.8	Production to begin 2014

[1]	This table shows only the AWAC share (proportion) of reserve and annual production tonnage.
[2]	AofA is part of the AWAC group of companies and is owned 40% by Alumina Limited and 60% by Alcoa Inc.
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

INFORMATION ON THE COMPANY

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

[7]	This entity is part of the AWAC group of companies and is owned 40% by Alumina Limited and 60% by Alcoa Inc.
[8]	Clarendon Alumina Production Ltd. is wholly-owned by the Government of Jamaica.
[9]

The mining rights in the Onverdacht and Coermotibo areas where Suralco has active mines extend until 2033. Onverdacht reserves were reclassified as resources pending testing during 2014 to confirm ore characteristics. Proven reserves at Coermotibo were reclassified as probable reserves pending new density tests during 2014. Bauxite within these areas will likely be exhausted in the next two years. During 2013, Suralco received for processing 12.7 thousand mt of Juruti high iron bauxite as test material. Alcoa is actively exploring and evaluating additional sources of bauxite in Suriname. During 2014, Suralco will be mining from both reserves and resources. A feasibility study relating to the development of a mine at the Nassau Plateau is in progress.

[10]	In September 2009, development of a new bauxite mine was completed in Juruti, state of Para in northern Brazil. The mine is fully operational and produced 3.9 million bdmt in 2013.
[11]	AWA LLC owns 100% of N.V. Alcoa Minerals of Suriname (AMS). Suralco and AMS are part of the AWAC group of companies and is owned 40% by Alumina Limited and 60% by Alcoa Inc.
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

Australia – Darling Ranges Mines: Huntly and Willowdale are the two active mines in the Darling Ranges of Western Australia. The mineral lease issued by the State of Western Australia to Alcoa is known as ML1SA and its term extends to 2024. The lease can be renewed for an additional twenty-one year period to 2045. The declared reserves are as of December 31, 2013. The amount of reserves reflects the total AWAC share. Additional resources are routinely upgraded by additional exploration and development drilling to reserve status. The Huntly and Willowdale mines supply bauxite to three local AWAC alumina refineries.

Brazil – Juruti RN101, RN102, RN103, RN104, #34: Declared reserves are as of December 31, 2013. All reserves are on Capiranga Pateau. Declared reserves are total AWAC share. Declared reserve tonnages and the annual production tonnage are washed product tonnages. The Juruti mine’s operating license is periodically renewed.

Jamaica – Jamalco: Declared reserves are as of December 31, 2013. The declared reserve and annual production tonnages are AWAC share only (55%). Declared reserves are in the following areas: Harmon’s Valley, South Manchester and Porus/Victoria Town. Current ore mining is in Harmon’s Valley, South Manchester and Porus/Victoria Town. Additional resources remain in Harmon’s Valley, South Manchester, Porus/Victoria Town and North Manchester. Resources are in the process of being promoted to reserves as land acquisition, resettlement and access rights are secured. The Porus/Victoria Town exploration license area was added to Jamalco’s mining license (SML130) during 2013.

Suriname – Suralco – Caramacca: During 2013, the Suriname Ministry of Mines notified Suralco that it is permitted to continue to mine at Caramacca while the application for renewal of the mining permit is pending Ministry action. Remaining bauxite at Caramacca has been reclassified as resources. Suralco intends to complete the mining of the Caramacca resources during 2014.

Kingdom of Saudi Arabia – Al Ba’itha: Declared reserves are as of March 2011 and are for the South Zone of the Az Zabirah Bauxite Deposit. The reserve tonnage is the AWAC share only (25.1%). The Al Ba’itha Mine is due to begin production during 2014.

Brazil – Trombetas – MRN: Declared reserves are as of December 31, 2013. Declared and annual production tonnages reflect the AWAC share (9.62%). Declared tonnages are washed product tonnages.

INFORMATION ON THE COMPANY

Guinea – Boke – CBG: Declared reserves are as of December 31, 2012 less the tonnage for 2013 shipments. 2013 shipment tonnage has been subtracted from the Proven Reserves. CBG issues a JORC compliant CP Report once per year. The declared reserves are based on export quality bauxite reserves. Declared reserve tonnages are based on the AWAC share of CBG’s reserves. Annual production tonnage reported is based on AWAC’s 22.95% share. Declared reserves quality is reported based on total alumina (TAI2O3) and total silica (TSiO2) because CBG export bauxite is sold on this basis. Additional deposits are being routinely drilled and modeled to upgrade to reserves as needed.

The following table provides additional information regarding the AWAC’s bauxite mines:

Mines & Location	Means of Access	Operator	Title, Lease or Options	History	Type of Mine Mineralization Style	Power Source	Facilities, Use & Condition
Australia – Darling Ranges Huntly and Willowdale.	Mine locations accessed by roads. Ore is transported to refineries by long distance conveyor and rail.	Alcoa	Mining Lease from the Western Australia Government. ML1SA Expires in 2024.	Mining began in 1963.	Open-cut mines. Bauxite is derived from the weathering of Archean granites and gneisses and Precambrian dolerite.	Electrical energy from natural gas is supplied by the refinery.	Infrastructure includes buildings for administration and services; workshops; power distribution; water supply; crushers; long distance conveyors. Mine and facilities are operating.

Brazil – Juruti Closest town is Juruti located on the Amazon River.	The mine’s port at Juruti is located on the Amazon River and accessed by ship. Ore is transported from the mine site to the port by AWAC owned rail.	Alcoa	Mining licenses from the Government of Brazil and Para. Mining rights do not have a legal expiration date. See footnote 4 to the table above on page 25. The operating license’s next renewal is in 2014.	The Juruti deposit was systematically evaluated by Reynolds Metals Company beginning in 1974. Alcoa merged Reynolds in 2000. Alcoa then executed a due diligence program and expanded the exploration area. Mining began in 2009.	Open-cut mines. Bauxite derived from weathering during the Tertiary of Cretaceous fine to medium grained feldspathic sandstones. The deposits are covered by the Belterra clays.	Electrical energy from fuel oil is generated at the mine site. Commercial grid power at the port.	At the mine site: Fixed plant facilities for crushing and washing the ore; mine services offices and workshops; power generation; water supply; stockpiles; rail sidings. At the port: Mine and rail administrative offices and services; port control facilities with stockpiles and ship loader. Mine and port facilities are operating.

Jamaica – Harmon’s Valley, South Manchester, Porus/Victoria Town. All located in the Parish of Manchester.	The mines are accessed by road. Ore is transported to the refinery by AWAC rail. The refinery is located near Halse Hall, Clarendon Parish.	Alcoa	Mining licenses from the Government of Jamaica. Expire 2031.	Mining began in 1963.	Open-cut mines. The karst landscape from the White Limestone Formation of Eocene to Miocene age hosts the quasi-funnel shaped bauxite deposits which are residual from the weathering of volcanic and terrestrial materials.	Commercial grid power.	Numerous small to large deposits are mined within the license areas by contract miners and delivered to stockpile areas. The main mine administrative offices and services are located near San Jago. Ore is delivered to San Jago by truck and by Ropecon conveyor. The train loadout area is at San Jago. Mine, railroad and other facilities are operating.

Suriname – Coermotibo and Onverdacht Mines are located in the districts of Para and Marowijne.	The mines are accessed by road. Ore is delivered to the refinery by road from the Onverdacht area and by river barge from the Coermotibo area.	Alcoa	Brokopondo Concession from the Government of Suriname. Concessions formerly owned by a BHP Billiton (BHP) subsidiary that was a 45% joint venture partner in the Surinamese bauxite mining and alumina refining joint ventures. AWA LLC acquired that subsidiary in 2009. After the acquisition of the subsidiary, its name changed to N.V. Alcoa Minerals of Suriname. Expires in 2033.	Alcoa began mining in Suriname in 1916. The Brokopondo Agreement was signed in 1958. As noted, Suralco bought the bauxite and alumina interests of a BHP subsidiary from BHP in 2009.	Open-cut mines. For some mines the overburden is dredged and mining progresses with conventional open-cut methods. The protoliths of the bauxite have been completely weathered. The bauxite deposits are mostly derived from the weathering of Tertiary Paleogene arkosic sediments. In a few spots the bauxite overlies Precambrian granitic and gneissic rocks which are now saprolite. Bauxitization likely occurred during the middle to late Eocene Age.	Commercial grid power.

In the Onverdacht mining areas the bauxite is mined and transported to the refinery by truck. In the Coermotibo mining areas the bauxite is mined and stockpiled and then transported to the refinery by barge. Some of the ore is washed in a small beneficiation plant located in the Coermotibo area. The main mining administrative offices

and services and workshops and laboratory are located at the refinery in Paranam. The ore is crushed at Paranam.

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

Ore is mined from several plateaus is crushed and transported to the washing plant by long distance conveyors.

The washing plant is located in the mining zone. Washed ore is transported to the port area by company owned and operated rail. At Porto Trombetas the ore is loaded onto customer ships berthed in the Trombetas River. Some ore is dried and the drying facilities are located in the port area. Mine planning and services; mining equipment workshops are located in the mine zone. The main administrative, rail and port control offices and various workshops are located in the port area. MRN’s main housing facilities, ‘the city’, are located near the port.

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

		CBG	CBG Lease expires in 2038. The lease is renewable in 25 year increments. CBG’s rights are specified within the Basic Agreement and Amendment 1 to the Basic Agreement with the Government of Guinea.	Construction began in 1973. First export ore shipment was in 1973.

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

The mine will include fixed plants for crushing and train loading; workshops and ancillary services; power plant; and water supply. There will be a company village with supporting facilities. The mine is under construction.

Mining operations are to commence in 2014.

INFORMATION ON THE COMPANY

Kingdom of Saudi Arabia Joint Venture

In December 2009, Alcoa and Saudi Arabian Mining Company (Ma’aden) entered into a joint venture to develop a fully integrated aluminium complex in the Kingdom of Saudi Arabia. In its initial phases, the complex includes a bauxite mine with an initial capacity of 4.0 million bdmtpy; an alumina refinery with an initial capacity of 1.8 million mtpy; an aluminium smelter with an initial capacity of ingot, slab and billet of 740,000 mtpy; and a rolling mill with initial capacity of 380,000 mtpy. The mill will produce sheet, end and tab stock for the manufacture of aluminium cans, as well as other products to serve the automotive, construction, and other industries.

The refinery, smelter and rolling mill are located within the Ras Al Khair industrial zone on the east coast of the Kingdom of Saudi Arabia. First hot metal from the smelter was produced on December 12, 2012. The smelter reached production of 190,000 mtpy in 2013 and is expected to reach full capacity in 2014. The first hot coil from the rolling mill was produced in the fourth quarter of 2013 and the first automotive coil is expected in the fourth quarter of 2014. First production from the mine and refinery is expected in 2014.

Alcoa owns a 25.1% interest in the smelter and rolling mill, with AWAC having a 25.1% interest in the mine and refinery.

Glossary of Bauxite Mining Related Terms

Term	Abbreviation	Definition
Alcoa Ore Reserves Committee	AORC	The group within Alcoa, which is comprised of Alcoa geologists and engineers, that specifies the guidelines by which bauxite reserves and resources are classified. These guidelines are used by Alcoa managed mines.

Alumina	Al2O3	A compound of aluminium and oxygen. Alumina is extracted from bauxite using the Bayer Process. Alumina is a raw material for smelters to produce aluminium metal.

AORC Guidelines		The Alcoa guidelines used by Alcoa managed mines to classify reserves and resources. These guidelines are issued by the Alcoa Ore Reserves Committee (AORC).

Available alumina content	AvAl2O3	The amount of alumina extractable from bauxite using the Bayer Process.

Bauxite		The principal raw material (rock) used to produce alumina.

Bayer Process		The principal industrial means of refining bauxite to produce alumina.

Bone dry metric ton	bdmt	Tonnage reported on a zero moisture basis.

Coermotibo		The mining area in Suriname containing the deposits of Bushman Hill, CBO Explo, Lost Hill and Remnant.

Competent Persons Report	CP Report	JORC compliant Reserves and Resources Report.

Juruti RN101, RN102, RN103, RN104, #34		Mineral claim areas in Brazil associated with the Juruti mine, are the mining operating licenses issued by the state.

ML1SA		The Mineral lease issued by the State of Western Australia. Mines located at Huntly and Willowdale operate within ML1SA.

Onverdacht		The mining area in Suriname containing the deposits of Kaaimangrasi, Klaverblad, Lelydorp1 and Sumau 1.

INFORMATION ON THE COMPANY

Term	Abbreviation	Definition
Open-cut mines		The type of mine in which an excavation is made at the surface to extract mineral ore (bauxite). The mine is not underground and the sky is viewable from the mine floor.

Probable reserve		That portion of a reserve, i.e. bauxite reserve, where the physical and chemical characteristics and limits are known with sufficient confidence for mining and to which various mining modifying factors have been applied. Probable reserves are at a lower confidence level than proven reserves.

Proven reserve		That portion of a reserve, i.e. bauxite reserve, where the physical and chemical characteristics and limits are known with high confidence and to which various mining modifying factors have been applied.

Reactive silica	RxSiO2	The amount of silica contained in the bauxite that is reactive within the Bayer Process.

Reserve		That portion of mineralized material, i.e. bauxite, that Alcoa has determined to be economically feasible to mine and supply to an alumina refinery.

Silica	SiO2	A compound of silicon and oxygen.

Total alumina content	TAl2O3	The total amount of alumina in bauxite. Not all this alumina is extractable or available in the Bayer Process.

Total available alumina	TAA	The total amount of alumina extractable from bauxite by the Bayer Process. Commonly this term is used when there is a hybrid or variant Bayer Process that will refine the bauxite.

Total silica	TSiO2	The total amount of silica contained in bauxite.

INFORMATION ON THE COMPANY

AWAC Operations

i) Smelter-Grade Alumina and Primary Aluminium

Australia

In Australia, AWAC partners own 100% of AofA which operates mining, refining and smelting facilities. In 2013, the Australian operations produced 9.2 million tonnes of alumina (2012: 9.2 million tonnes) and 354 thousand tonnes of aluminium (2012: 358 thousand tonnes).

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

In September 2006, Alcoa received environmental approval from the Government of Western Australia for expansion of the Wagerup alumina refinery to a maximum capacity of 4.7 million mtpy, a potential capacity increase of over 2.0 million mtpy. This approval had a term of five years and included environmental conditions that must be satisfied before Alcoa can seek construction approval for the project. The project was suspended in November 2008 due to global economic conditions and the unavailability of a secure long-term energy supply in Western Australia. These constraints continue and as such the project remains under suspension. In May 2012, AofA received approval from regulators in Western Australia state for a five year deferral of the proposed multi-billion dollar expansion of the Wagerup alumina refinery. The state’s Environmental Protection Authority (EPA) recommended that the time limit for “substantial commencement” of the Wagerup expansion, to a maximum capacity of 4.7 million tonnes a year, to be extended by five years. AofA needs to provide the EPA with written evidence that it has started work on the expansion by September 14, 2016, otherwise the authorization will lapse. There were no material developments in 2013.

A storage and loading facility at the port of Bunbury, near Wagerup, handles the majority of shipping for the Pinjarra and Wagerup refineries. Some Pinjarra production is also shipped through the port facility at Kwinana, south of Perth.

The rights to operate bauxite mining and alumina refining operations in Western Australia are provided under agreements with the State Government of Western Australia. The mining leases issued by the Western Australian Government extend to expire in 2024. The leases can be renewed for an additional twenty-one year period to 2045.

AofA’s present sources of bauxite are sufficient to meet the expected requirements of its alumina refining operations for the foreseeable future, based on current production rates and refining capacity.

The bauxite from the Darling Ranges, while relatively low in alumina, is also low in reactive silica. This results in low consumption of caustic soda which in turn contributes to lower costs of production.

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

AofA has had several shorter term gas contracts to supplement its principal gas supply contract. AofA is pursuing a number of replacement energy supply options to its refineries in view of the timing for expiry of existing energy supply contacts, including steam and power generation utilizing coal based energy, recontracting for gas supplies and investing directly in projects that have the potential to deliver cost based gas.

INFORMATION ON THE COMPANY

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

In April 2009, it was announced that the smelting operations at Portland would be curtailed by 15% of production by July 2009 resulting from the economic downturn and softened market demand.

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

40% of the electricity for the Point Henry smelter is supplied by AofA’s generating station at Anglesea, with the balance purchased under a 30 year electricity supply agreement that expires in 2014. The rates under that agreement change with the LME price of aluminium (similar to the Portland power arrangement described above). The contract includes a standby demand charge for the purchase of electricity for periods when the Anglesea generating station is not operating. An additional energy charge is payable when this standby power is actually used.

On March 1, 2010, AofA announced new power hedge contracts had been entered with AGL Loy Yang for the Portland and Point Henry aluminium smelters in Victoria, Australia until 2036. The contracts operate from 2014 for the Point Henry operations and 2016 for the Portland operations.

The power hedge contracts hedge the spot price for electricity in the National Electricity Market in relation to the Point Henry smelter for some 22 years from August 2014, when the current contract with the State Electricity Commission of Victoria expires. AofA has terminated its Point Henry smelter power hedge contract with AGL Loy Yang, under the terms of that contract. This action will not impact electricity supply agreements in place for the Portland aluminium smelter.

On February 18, 2014, Alcoa announced the permanent closure of the Point Henry aluminium smelter. Total restructuring related charges associated with the Point Henry smelter are expected to total approximately $250 million after tax. The announcement also noted that the Anglesea coal mine and power station, which supplies approximately 40% of the power needs for the Point Henry smelter, has the potential to operate as a standalone facility after the smelter closes. AofA is actively seeking a buyer for the facility.

United States

Point Comfort Refinery

AWAC owns 100% of an alumina refinery at Point Comfort in Texas. The facility is located approximately 210 kilometres south of Houston on Port Lavaca Bay. Point Comfort’s port facilities are linked with the Gulf of Mexico via a 35 kilometre channel. The Point Comfort refinery, which was completed in 1960 and expanded in 1997, has a nameplate capacity of 2.3 million tonnes per annum.

Bauxite for the refinery is sourced principally from an AWAC affiliate in Guinea. Point Comfort uses gas-fired cogeneration facilities to supply process heat and power to the refinery, and gas is purchased from local suppliers under short term contracts.

INFORMATION ON THE COMPANY

The Point Comfort refinery produces both smelter-grade alumina and alumina hydrates (chemical-grade alumina). Most of the refinery’s smelter-grade alumina is sold to Alcoa’s smelters in the United States.

The Point Comfort refinery is part of an area which has been declared a US national “superfund” site. Alcoa has agreed to undertake a remedial investigation and feasibility study at the site in conjunction with the US Environmental Protection Agency to determine rehabilitation requirements. Alumina Limited is indemnified by Alcoa against environmental liabilities in relation to activities undertaken at Point Comfort prior to January 1, 1995. This indemnity is specifically extended to the contamination that gave rise to the Point Comfort site’s “superfund” status. Alcoa has also agreed that it will be 100% responsible for remediating the contamination, as well as natural resource damages, which gave rise to the placement of the site on the National Priorities List and the entry of the Administrative Order on Consent issued on March 31, 1994, and any subsequent Order issued relating to this contamination.

Republic Of Guinea

Halco Mining Bauxite Operation

AWAC has a 45% interest in a bauxite company, Halco (Mining) Inc. (Halco). Halco owns 100% of Boké Investment Company, a Delaware company, which owns 51% of Compagnie des Bauxites de Guinée (Compagnie Guinée), the manager of a number of bauxite mines at Boké, north-west of Conakry, in Guinea, West Africa. The Guinean Government owns the remaining 49% of Compagnie Guinée. Compagnie Guinée has the exclusive right through 2038 to develop and mine bauxite in certain areas within a 10,000 square-mile concession in north-western Guinea.

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

Other Guinea Interests

In November 2005, AWA LLC and Rio Tinto Alcan Inc. signed a Basic Agreement with the Government of Guinea that sets forth the framework for development of a 1.5 million mtpy alumina refinery in Guinea. In 2006, the Basic Agreement was approved by the Guinean National Assembly and was promulgated into law. The Basic Agreement was originally set to expire in November 2008 but was extended to November 2012 and has been recently extended again until 2015. Pre-feasibility studies were completed in 2008. Additional feasibility study work was completed in 2012, and further activities continued in 2013.

Suriname

Suralco

AWAC owns the Suriname Aluminum Company (Suralco). Suralco began operations in 1916 and currently has interests in an alumina refinery at Paranam, bauxite mines in north east Suriname and south of Paranam and hydro-electric facilities at Afobaka Lake.

The 2.2 million tonnes-per-annum alumina refinery at Paranam, in northern Suriname, was constructed in 1968 and sources bauxite from mines in Suriname. The refinery was owned by a joint venture held 55% by Suralco and 45% by an affiliate of BHP Billiton Plc (BHP Billiton), with Suralco as manager of the joint venture and operator of the refinery. The joint venture parties shared alumina production from the refinery in proportion to their shareholdings and were separately responsible for the marketing of their share of this production.

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

INFORMATION ON THE COMPANY

In May 2009, a decision was made to protect the long-term viability of the industry in Suriname. The curtailment was aimed at deferring further bauxite extraction until additional in-country bauxite deposits are developed and market conditions for alumina improve. As at December 31, 2013, 876,000 mtpy remains curtailed.

The Suralco refinery’s current sources of bauxite and additional bauxite supply from two successor mines, Kaimangrassie and Klaverblad in Eastern Suriname will be exhausted within the next two years. Alcoa is evaluating alternative sources of bauxite including deposits from Suralco’s concession in eastern Suriname, such as the Nassau plateau.

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

Jamalco’s alumina refinery, completed in 1972, is located 72 kilometers west of Kingston. The refinery’s nameplate capacity was 1.5 million tonnes per annum after completion of the 250,000 tonne expansion in November 2003. The completion of the expansion was part of an agreement to invest $115 million to expand the refinery and remove from Jamalco the nearly 30-year-old levy on bauxite.

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

The nameplate capacity of the refinery is approximately 3.5 million mtpy, and Alcoa World Alumina Brasil Ltda. owns 39% of the refinery. Construction of the refinery expansion was finalized at the end of 2009.

INFORMATION ON THE COMPANY

The major source of energy for the refinery is low sulphur steaming coal purchased from Colombia and Venezuela.

AWAC has long term bauxite purchase contracts with MRN which has mines located at Trombetas within the State of Para in northern Brazil. Alcoa World Alumina Brasil Ltda holds a 9.6% interest in MRN. The remaining interest in MRN is jointly owned by affiliates of Alcan, Companhia Brasileira de Aluminio, Companhia Vale do Rio Doce, BHP Billiton Metais S.A., Alcoa Aluminio S.A., and Norsk Hydro Brasil Ltda. MRN’s mines produce approximately 18 million tonnes of bauxite a year. Bauxite is transported approximately 1,400 kilometers by ship to the refinery.

The AWAC share of the Alumar refinery expansion is supplied by the commissioned AWAC Juruti bauxite mine. The Juruti mine and associated rail and port infrastructure is 100% owned by AWAC. Shipments of bauxite from the Juruti bauxite mine to the expanded Alumar refinery commenced in September 2009. The Juruti development has been constructed with the necessary infrastructure to accommodate increasing production beyond the initial 2.6 million mtpy. During 2013, the Juruti mine operated with production levels as high as 4.4 million tonnes on an annualized basis.

Spain

San Ciprian Refinery

AWAC owns and operates the San Ciprian alumina refinery, which is located on the north-west coast of Spain. AWAC acquired the refinery in February 1998 from Alcoa for $113 million following Alcoa’s acquisition of the principal alumina and aluminium assets of Spain’s state owned aluminium producer, Industria Espanola del Aluminio (Inespal).

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

In 2012, AWAC began to convert the energy supply at the San Ciprian refinery in Spain from oil to gas in order to improve the competitiveness of this facility. This work continued during 2013 and is anticipated to be completed in January 2015.

Vietnam

In 2008, AWAC signed a cooperation agreement with Vietnam National Coal-Minerals Industries Group (Vinacomin) in which they agreed to conduct a joint feasibility study of the Gia Nghia bauxite mine and alumina refinery project located in Dak Nong Province in Vietnam’s Central Highlands, with first stage capacity expected to be between 1.0 and 1.5 million mtpy. The cooperation between AWAC and Vinacomin on Gia Nghia is subject to approval by the Government of Vietnam. If established, the Gia Nghia venture is expected to be 51% owned by Vinacomin, 40% by AWAC and 9% by others. There were no material developments in 2013.

Kingdom of Saudi Arabia

In December 2009, Alcoa Inc and Ma’aden entered into a joint venture to develop a fully integrated aluminium complex in the Kingdom of Saudi Arabia. In its initial phases, the complex includes a bauxite mine with an initial capacity of 4.0 million mtpy; an alumina refinery with an initial capacity of 1.8 million mtpy; an aluminium smelter with

INFORMATION ON THE COMPANY

an initial capacity of ingot, slab and billet of 740,000 mtpy; and a rolling mill, with initial capacity of 380,000 mtpy. The mill is expected to produce sheet, end and tab stock for the manufacture of aluminium cans, as well as other products to serve the automotive, construction, and other industries.

The refinery, smelter and rolling mill are located within Ras Al Khair industrial zone on the east coast of the Kingdom of Saudi Arabia. First hot metal from the smelter was produced on December 12, 2012. The preliminary start-up of the rolling mill occurred at the end of 2013 and rolling mill production is anticipated to start during the second quarter of 2014. First production from the mine and refinery is expected in the fourth quarter of 2014.

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

Alcoa’s long term debt is currently rated BBB – with negative outlook by Standard & Poor’s Rating Services and BBB – with negative outlook by Fitch Ratings. Moody’s Investors Services downgraded Alcoa’s long term debt to Ba1 with stable outlook from Baa3 on May 29, 2013.

Under the project financings for the joint venture project in the Kingdom of Saudi Arabia, a downgrade of Alcoa’s credit ratings below investment grade by at least two rating agencies would require Alumina Limited to provide a letter of credit or fund an escrow account for a portion or all of its 40% share of AWAC’s remaining equity commitment to the mine and refinery joint venture.

ii) Shipping

Alcoa Steamship Inc.

AWAC owns and operates a shipping operation (Alcoa Steamship) that provides transportation services to AWAC’s alumina business and to other parties, including Alcoa. Operating both owned and chartered vessels, the shipping business transports dry and liquid bulk cargoes, including bauxite, alumina, caustic soda, fuel oil, petroleum coke and limestone.

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

INFORMATION ON THE COMPANY

The alumina input costs have had different drivers to those of aluminium and disparities between those costs has led to the way alumina has been traditionally priced becoming disconnected to the underlying economics of producing and selling alumina. In 2010 a number of key commodity information service providers started publishing daily and weekly alumina (spot) pricing assessments or indices.

AWAC continues to change the way its prices third party smelter grade alumina for its customers by moving toward spot or alumina index pricing that de-links the price for alumina from the aluminium price, to better reflect alumina’s distinct supply and demand and other fundamentals. In 2013, approximately 54% of AWAC smelter grade alumina shipments were based on spot/index prices, compared to 35% for 2012, and it is expected that 65% of AWAC third party smelter grade alumina shipments will be based on spot or alumina index prices during 2014.

Markets

AWAC’s largest customer for its smelter grade alumina production is Alcoa’s primary smelting group which in 2013 accounted for approximately 37% of AWAC total sales. Remaining sales are usually a variety of contract types to customers all over the world which are priced by reference to the published LME aluminium price and spot market pricing. An increasing percentage of production is being sold into the spot alumina market.

AWAC entered into a new five-year alumina supply contract with Alcoa in 2010 which expires at the end of 2015. The price paid for the AWAC production by Alcoa smelters is currently determined by applying the weighted average of:

•	the prices received by AWAC from the sale of alumina to unrelated third parties; and

•	the contract price paid by the Alumax smelters set under the contracts negotiated when the Alumax smelters were still unrelated to Alcoa.

Employees

At the end of 2013, AWAC had 7,727 employees in its operations compared with 7,931 in 2012 and 7,880 in 2011. The number of employees was:

	2013	2012	2011
Alumina	6,841	7,042	6,931
Aluminium	876	877	937
Chemicals & Other	10	12	12

At the end of 2013, Alumina Limited had 13 employees compared with 12 in 2012 and 11 in 2011.

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

INFORMATION ON THE COMPANY

and may delay commencement or continuation of exploration, expansion or production operations. Failure to comply with the laws regulating AWAC’s businesses may result in sanctions, such as fines or orders requiring positive action by AWAC which may involve capital expenditure or the removal of licences and/or the curtailment of operations. This relates particularly to environmental regulations.

AWAC has obligations under various laws, licences and permits for the rehabilitation (including remediation and/or restoration) of land used in bauxite mining, alumina refining, aluminium smelting and related activities. AWAC and Alumina Limited recognise and provide for additional amounts for certain AWAC Asset Retirement Obligations.

Energy is a significant input in a number of AWAC’s operations. AWAC uses significant quantities of electricity, oil, gas and coal in its operations and is an emitter of greenhouse gases. A number of governments or governmental bodies have introduced or are proposing significant regulatory changes in response to the potential impacts of climate change. Further information on this and other regulatory risks is set-out in Item 3D Risk Factors-Regulatory change by governments in response to greenhouse gas emissions may represent an increased cost to AWAC.

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

In addition to the matters discussed above, various other lawsuits, claims, and proceedings have been or may be instituted or asserted against Alumina Limited or AWAC, including those pertaining to environmental, product liability and safety and health matters. Whilst the amounts claimed in these other matters may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that AWAC’s liquidity or results of operations, and hence Alumina Limited’s, in a particular period could be materially affected by one or more of these other matters.

C. Organisational Structure

The “Alumina Group” consists of the parent company, Alumina Limited, its subsidiaries and its share of associates. Alumina Limited is incorporated and listed in Australia. Alumina Limited’s sole businesses, which are operated through AWAC, include bauxite mining, alumina refining and aluminium smelting operated through the AWAC venture with Alcoa. While not itself a legal entity, AWAC is the reference term given to an unincorporated joint venture commenced on January 1, 1995 by Alumina Limited and Alcoa in combining their respective bauxite, alumina and alumina-based chemicals businesses and interests. The assets of AWAC are held 40% by the Alumina Group and 60% by Alcoa, with the Alumina Group’s interests held through Alumina International Holdings Pty Ltd and AofA as described below.

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

AWAC entities’ assets include the following interests:

•	100% of the bauxite mining, alumina refining, and aluminium smelting operations of AofA

•	100% of the refinery assets at Point Comfort, Texas, United States (Point Comfort)

INFORMATION ON THE COMPANY

•	100% interest in various mining and refining assets and the Hydro-electric facilities in Suriname

•	a 55% interest in mining and refining assets in Jamaica

•	a 39% interest in the São Luis refinery in Brazil

•	a 9.6% interest in the bauxite mining operations of Mineracao Rio Do Norte, an international mining consortium

•	100% of the Juruti bauxite deposit and mine in Brazil

•	100% of the refinery and alumina-based chemicals assets at San Ciprian, Spain

•	a 45% interest in Halco, a bauxite consortium that owns a 51% interest in Compagnie des Bauxites de Guinée, a bauxite mine in Guinea

•	100% of Alcoa Steamship

•	25.1% interest in the planned mine and refinery in Saudi Arabia.

D. Property, plant and equipment

Alumina Limited’s property, plant & equipment consist primarily of office furniture and computing systems equipment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion should be read in conjunction with Alumina Limited’s Consolidated Financial Statements, including the notes thereto, and AWAC’s Combined Financial Statements which are included in this annual report. Alumina Limited’s Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB, which differs in certain respects from US GAAP. Unless noted otherwise, amounts and disclosures of accounting matters made in this section are determined in accordance with IFRS as issued by the IASB. The critical accounting policies adopted by Alumina Limited are described below. AWAC’s Combined Financial Statements are prepared in conformity with US GAAP.

Critical Accounting Policies

Alumina Limited

The critical accounting policies relating to the continuing operations of Alumina Limited are outlined below. These policies are deemed critical as estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances to ascertain the various US GAAP adjustments to translate AWAC’s net assets and net profit into IFRS compliant values. Alumina Limited’s significant accounting policies are described in Note 1 to its Consolidated Financial Statements.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Inventory valuation – AWAC inventories are carried at the lower of cost or market, with cost for a portion of U.S. inventories determined under the last-in, first-out (LIFO) method. The cost of other inventories is principally determined under the average-cost method. The LIFO method is not allowed under IFRS. Alumina Limited adopts the first in, first out (FIFO) valuation methodology in the IFRS financial statements.

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

Goodwill and other intangibles – Goodwill is not amortized, instead, it is tested for impairment annually (as of October 31) or more frequently if indicators of impairment exist or if a decision is made to sell a business. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include deterioration in general economic conditions, negative developments in equity and credit markets, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others. The fair values that could be realized in an actual transaction may differ from that used to evaluate the impairment of goodwill. Goodwill is allocated among and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment. AWAC has two reporting units: Alumina and Primary Metals. In reviewing goodwill for impairment, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the existing two-step quantitative impairment test, otherwise no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, proceed directly to the two-step quantitative impairment test. The ultimate outcome of the goodwill impairment review for a reporting unit should be the same whether an entity chooses to perform the qualitative assessment or proceed directly to the two-step quantitative impairment test. Under the qualitative assessment, various events and circumstances (or factors) that would affect the estimated fair value of a reporting unit are identified (similar to impairment indicators above). These factors are then classified by the type of impact they would have on the estimated fair value using positive, neutral and adverse categories based on current business conditions. Additionally, an assessment of the level of impact that a particular factor would have on the estimated fair value is determined using high, medium, and low weighting. Furthermore, management considers the results of the most recent two-step quantitative impairment test completed for a reporting unit and compares the weighted average cost of capital (WACC) between the current and prior years for each reporting unit. Under the two-step quantitative

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

impairment test, the evaluation of impairment involves comparing the current fair value of a reporting unit to its carrying value, including goodwill. AWAC uses a DCF model to estimate the current fair value of its reporting units when testing for impairment, as management believes forecasted cash flows are the best indicator of such fair value. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volumes and prices, costs to produce, tax rates, capital spending, discount rate, and working capital changes. Most of these assumptions vary significantly among the reporting units. Cash flow forecasts are generally based on approved business unit operating plans for the early years and historical relationships in later years. The betas used in calculating the individual reporting units’ WACC rate are estimated for each business with the assistance of valuation experts.

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

For Primary Metals, the estimated fair value as determined by the DCF model was lower than the associated carrying value. As a result, management performed the second step of the impairment analysis in order to determine the implied fair value of Primary Metals’ goodwill. The results of the second-step analysis showed that the implied fair value of goodwill was zero. Therefore, AWAC recorded a goodwill impairment of $30.2 million, which is recorded in Restructuring and other charges in the Combined Statements of (Loss) Income. As a result of the goodwill impairment, there is no goodwill remaining for the Primary Metals reporting unit.

The impairment of Primary Metals’ goodwill results from several causes: the prolonged economic downturn; a disconnect between industry fundamentals and pricing that has resulted in lower metal prices; and the increased cost of alumina, a key raw material, resulting from expansion of the Alumina Price Index throughout the industry. All of these factors, exacerbated by increases in discount rates, continue to place significant downward pressure on metal prices and operating margins, and the resulting estimated fair value, of the Primary Metals business. As a result, management decreased the near-term and long-term estimates of the operating results and cash flows utilized in assessing Primary Metals’ goodwill for impairment. The valuation of goodwill for the second step of the goodwill impairment analysis is considered a Level 3 fair value measurement, which means that the valuation of the assets and liabilities reflect management’s own judgments regarding the assumptions market participants would use in determining the fair value of the assets and liabilities.

Asset Retirement Obligations – AWAC recognizes asset retirement obligations (AROs) related to legal obligations associated with the normal operation of AWAC’s bauxite mining, alumina refining and aluminium smelting facilities. These AROs consist primarily of costs associated with spent pot lining disposal, closure of bauxite residue areas, mine reclamation, and landfill closure. AWAC also recognizes AROs for any significant lease restoration obligation, if required by a lease agreement. The fair values of these AROs are recorded on a discounted basis, at the time the obligation is incurred, and accreted over time for the change in present value. Additionally, AWAC capitalizes asset retirement costs by increasing the carrying amount of the related long-lived assets, and depreciating these assets over the remaining useful life.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Stock-Based Compensation – Certain employees of AWAC receive stock-based awards under Alcoa’s stock incentive plans and AWAC records an expense for these plans. AWAC recognizes compensation expense for employee equity grants using the non-substantive vesting period approach, in which the expense (net of estimated forfeitures) is recognized ratably over the requisite service period based on the grant date fair value. Determining the fair value of stock options at the grant date requires judgment, including estimates for the average risk-free interest rate, dividend yield, volatility, annual forfeiture rate and exercise behaviour. These assumptions may differ significantly between grant dates because of changes in the actual results of these inputs over time. Most plan participants can choose whether to receive their award in the form of stock options, restricted share units, or a combination of both. This choice is made before the grant is issued and is irrevocable.

General Factors

Alumina Limited’s financial and operational performance and prospects are influenced by a number of factors which predominantly result from its 40% interest in AWAC, the level of debt carried by Alumina Limited, and equity raisings.

As at December 31, 2013, Alumina Limited’s debt was incurred through several facilities:

•	A bilateral bank facility of $50.0 million with a maturity date of November 2016. This facility has since been cancelled.

•

A $296 million facility from the Brazilian National Development Bank (BNDES). This funding is provided in US$ and Brazilian Reais and amortizes from December 2010 to July 2016. At December 31, 2013, the outstanding balance of the facility was $129 million.

The amount of interest charged on these debt facilities will impact the profitability of Alumina Limited. The interest amount incurred will depend on the amount of debt carried and interest rates.

During 2013:

•	Facilities totaling US$695 million were cancelled. A further facility of US$50 million was cancelled in January 2014.

•

A new US$300 million syndicated bank facility with tranches of two and four years was established in December 2013. The new syndicated facility was fully committed as at December 31, 2013 and became available to draw funds on January 30, 2014 following satisfaction of all conditions precedent.

Alumina Limited’s 40% share of AWAC’s continuing operations during the three year period to December 31, 2013 was characterized by a focus upon:

•	continuing to match AWAC production to market conditions

•	change to alumina sales pricing structure whereby a greater portion of sales are at alumina price indices or spot prices

•	investment in new mine and refinery in the Kingdom of Saudi Arabia.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Fluctuations in the A$/US$ Exchange Rate

The world commodity prices for the products AWAC sells are denominated in, or linked to, US$. By contrast, a significant portion of AWAC’s costs are denominated in A$. As a consequence, fluctuations in the rate of exchange between the US$ and A$ may have an effect on the financial results of Alumina Limited. Appreciation of the US$ relative to the A$ reduces the value of unhedged costs in A$ as compared to US$ revenues and has a positive impact on profit. A depreciation in the US$ as compared to the A$ decreases the value of unhedged costs in A$ as compared to US$ revenues and exerts negative pressure on profit. AofA contributes the majority of AWAC’s earnings. However, for those refineries outside Australia, a portion of their costs are denominated in the local currency and movements in those currencies relative to the US$ will also have an effect on the financial results of Alumina Limited.

Production Costs

Changes in AWAC’s costs have a major impact on its profitability. AWAC’s mining, refining and smelting operations are subject to conditions beyond it’s or Alumina Limited’s control that can delay deliveries or increase costs for varying lengths of time.

The cash cost per tonne of alumina produced declined continuously during 2013, resulting in 2013 average cash cost per tonne decreasing by 5.5% from the 2012 average. This decrease reflects productivity initiatives and efforts to create more stable operating conditions to avoid costs associated with production disruptions.

Earnings before interest, tax, depreciation and amortization margin was $45 per tonne of alumina produced in 2013, higher than in 2012 by $14 per tonne. Increased margins were a result of lower production costs and higher shipments.

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

A more extensive description of the change in pricing and its implications for Alumina Limited is covered under Markets and Competition on page 37.

Regulatory Environment

The costs, liabilities and requirements associated with regulations may be costly and time-consuming and may delay commencement or continuation of exploration, expansion or production operations. Of particular importance in

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Development of Projects and Production Performance

AWAC’s ability to sustain or increase its current level of production, and therefore its (and hence Alumina Limited’s) profits in the medium to long-term, is partially dependent on the development of new projects and on the expansion/curtailment of existing operations.

On February 18, 2014, Alcoa Inc announced the permanent closure of AWAC’s Point Henry aluminium smelter. Total AWAC restructuring related charges associated with the closure of the Point Henry smelter are expected to be approximately $250 million after tax. AWAC’s cash costs after tax during 2014 in respect of the closure are expected to total approximately $50 million. Further after tax cash costs of approximately $70 million are expected to be incurred by AWAC in later years.

The Ma’aden joint venture in Saudi Arabia (1.8 million tonnes of which AWAC has 25.1%) is forecast to produce alumina in the fourth quarter of 2014 and is expected to be a first quartile producer and bring AWAC down the world refining cash cost curve.

By 2015, AWAC is expected to start receiving the operating cost benefits of a conversion of the San Ciprian refinery from oil to gas.

Alumina Limited’s Cash Flows

Alumina Limited’s cash flows are generated primarily from distributions made by AWAC, by way of dividends or capital return. The Strategic Council, which is 60% controlled by Alcoa’s nominees, determines the timing and magnitude of AWAC dividends and capital returns, subject to the relevant provisions of the AWAC Agreements. Alumina Limited cannot unilaterally determine AWAC’s dividend policy or the quantum or timing of dividends to be paid by AWAC. AWAC must distribute by way of dividends, in each financial year, at least 30% of the net income of the prior year of each of the entities comprising AWAC, unless the Strategic Council agrees by a super majority vote to pay a smaller dividend.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

As presented in Note 1 of Alumina Limited’s consolidated financial statements, the adoption of revised IAS 19 Employee Benefits resulted in the restatement of comparative information. The performance analysis below reflects restated financial information.

2013 Performance Compared to 2012

Overview – Alumina Limited

Alumina Limited’s consolidated net profit after tax from continuing operations was $0.5 million for the year ended December 31, 2013 compared with a loss of $55.6 million for the year ended December 31, 2012. This increase in 2013 compared to 2012 was due to the following:

Share of net loss of associates using the equity method

Share of net loss of associates increased by $89.9 million to a loss of $97.4 million. Refer to Overview-AWAC on page 48 for explanation on the increase.

The AWAC results are adjusted for differences between US GAAP and IFRS prior to incorporation into the Alumina Limited results. These adjustments are non-cash book entries.

The main adjustments for the 2013 year are:

•	recognition of $2.1 million deferred tax expense in Brazil

•	recognition of $7.7 million after tax for asset retirement obligations

•	recognition of $16.6 million credit after tax for movements in embedded derivatives

•	reversal of $30.2 million of goodwill impairment relating to pre-IFRS acquisition of Eastern Aluminium Ltd.

General and administrative expenses

General and administrative expenses decreased by $1.8 million (9%) to $17.2 million. Most of Alumina Limited’s general and administrative expenses are incurred in Australian dollars. The decrease over 2012 is primarily due to lower expenditure, rather than currency fluctuations.

Other Income/expenses

A net gain of $3.0 million on Brazilian Reais financial instruments was recognized in 2013 compared to a $0.6 million gain in 2012. Alumina Limited also recognized $137.1 million as the allocation of the Aluminium Bahrain BSC settlement in 2013 (Refer to Notes 5 and 12 of the Consolidated financial Statements for further details).

Borrowing Costs

Borrowing costs decreased by $4.1 million (14%) to $25.3 million due to lower average net borrowings offset by the write-off of unamortized establishment fees relating to the bank facilities that were terminated during 2013.

Income tax expense

In 2013, Alumina Limited did not incur any income tax expense compared to a charge of $0.4 million in 2012. The majority of the income of Alumina Limited is the equity accounted share of profits which is not assessable for tax.

Cash Flows

Alumina Limited’s net cash inflow from operating activities for 2013 was $67.5 million, compared to $48.6 million in 2012, an increase of 39%. Higher dividends and distributions from associates, lower general and administrative expenses and lower borrowing costs drove higher cash from operating activities.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Alumina Limited’s cash outflow relating to investing activities from continuing operations for 2013 was $9.0 million, compared to $171.0 million in 2012, a decrease of 95%. The reduction in cash outflows from investing activities in 2013 was due to lower investments in AWAC. Net payments for investments in associates related to the Ma’aden joint venture in 2013, whilst during 2012 expenditure was related to the Ma’aden joint venture, the Juruti mine in Brazil and working capital contributions for AWAC entities.

Alumina Limited’s net cash outflow from financing activities for continuing operations was $45.4 million for 2013, compared to an inflow of $114.3 million in 2012. Key changes were:

•	Proceeds for the share issue raised $467.2 million in 2013, compared with nil in 2012.

•	No cash dividends were paid in 2013 compared with $73.2 million in 2012.

•	Drawdowns of $70.0 million in 2013, offset by debt repayments of $581.4 million, compared to drawdowns of $240.0 million offset by debt repayments of $52.5 million in 2012.

Net Assets

Alumina Limited’s net assets increased in 2013 by $164.9 million (6%) to $2,793.4 million primarily because:

•

Investment in associates decreased by $497.2 million to $2,798.9 million. The decrease was attributable to the impact of the higher Australian dollar and Brazilian Reais amounting to $372.2 million and a surplus of dividends received over equity share in profits of $204.7 million offset by additional funding capitalization in AWAC entities amounting to a net of $9.0 million.

•	Cash increased by $13.9 million to $24.0 million, for the reasons noted above in the discussion on Alumina Limited’s cashflow from operating, investing and financing activities.

•

Interest-bearing liabilities decreased by $515.3 million to $159.2 million. During 2013 Alumina Limited borrowed additional amounts in US$ amounting to $70.0 million and repaid debt amounting to $581.5 million, primarily from the proceeds from the share issue which raised $467.2 million.

•

Other assets increased by $135.9 million, mainly as a result of the allocation of the Aluminum Bahrain BSC (Alba) settlement (refer to Notes 5 and 12 of Alumina Limited’s Consolidated Financial Statements.

Equity

Alumina Limited’s equity increased by $164.9 million (6%) in 2013 to $2,793.4 million. The key items include:

•	$373.1 million net exchange loss recognized in equity in 2013

•	$0.5 million net profit for 2013

•	$465.9 million from equity contributions received in 2013.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview – AWAC

The following analysis should be read in conjunction with AWAC’s combined financial statements prepared in accordance with US GAAP included in Item 18, Schedule A.

2013 Performance Compared to 2012 Performance

US GAAP ($ million)

	2013 Full Year	2012 Full Year
Total Sales
Third-party sales	3,770.8	3,645.0
Related party sales	2,113.8	2,170.3

Total Sales	5,884.6	5,815.3

Net Loss (after tax)	(248.7)	(91.9)

AWAC’s 2013 sales revenue of $5,884.6 million (including sales to parties related to AWAC of $2,113.8 million) was 1% higher than 2012 sales revenue of $5,815.3 million (including sales to related parties of $2,170.3 million). Increased shipments were the principal reason for the revenue increase. Average realized alumina prices were marginally lower than 2012. Revenue per tonne from smelter grade alumina sales priced by reference to indices and spot continued to be higher than the legacy LME-linked products. The average three-month LME aluminium price, determined on a two-month lag basis, declined by 6% compared to 2012 whereas average alumina price index FOB Australia (one-month lag) increased by 3%.

AWAC’s alumina production was 15.8 million tonnes (2012: 15.6 million tonnes) up 1.3% from 2012. The Point Comfort refinery contributed most of this growth reflecting its improved stability.

Aluminium production from AWAC’s two aluminium smelters was 354 thousand tonnes of aluminium, compared to 2012 production of 358 thousand tonnes, the decrease was largely due to the Anglesea power station maintenance.

AWAC Historical Production and LME Aluminium Price

AWAC Production Performance	2013	2012
Alumina Production (million tonnes)	15.8	15.6
Aluminium Production (‘000 tonnes)	354	358
LME Aluminium Price (US$/lb)	0.86	0.93

AWAC’s net loss of $248.7 million in 2013 represented an increase of 171% compared to a net loss of $91.9 million in 2012.

The $384 million pre-tax charge in relation to the Alba legal matter was the significant item which affected the AWAC result.

Increased margins per tonne of alumina produced were higher in 2013 compared with 2012 as a result of lower production costs and higher shipments. The cash cost per tonne of alumina produced declined continuously during 2013, resulting in 2013 average cash cost per tonne decreasing by 5.5% from the 2012 average. The decrease reflects productivity initiative and efforts to create more stable operating conditions to avoid costs associated with production disruptions. In addition, the Australian dollar and Brazilian Reais weakened against the US dollar, providing significant currency benefits.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Net cash outflow from financing operations was $201.6 million, compared to a $258.7 million inflow in 2012. Key changes were:

•	an increase in level of dividends paid and return of capital to partners of $32.2 million to $270.7 million in 2013 compared to $238.5 million in 2012

•

a decrease in partners’ contributions, totalling $31.5 million in 2013, compared to $428.4 million in 2012. During 2013, capital contributions from members of $31.5 million were used to fund the Ma’aden investment. During 2012, capital contributions of $428.4 were primarily used to fund the Ma’aden investment and the interest in the Enterprise Partnership. The remaining contributions were used to fund final construction on the Juruti mine, and to support operations in Spain

•	an increase in debt of $40.0 million in 2013 compared to an increase of $81.3 million in 2012.

Net cash outflow from investing activities decreased 35% in 2013 to $374.4 million, compared to $575.3 million in 2012. Capital expenditure totalled $322.6 million, 14% lower than 2012. Approximately $293 million was associated with sustaining capital expenditure, with the majority in Australia. The Australian expenditure included the relocation of the crusher facilities at the Huntley mine. Growth capital expenditure mainly related to the completion of the works of the Juruti mine infrastructure in Brazil. Additions to investments decreased by 80% in 2013 to $41.6 million compared to $202.9 million in 2012, mainly as a result of the Ma’aden project.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2012 Performance Compared to 2011

Overview – Alumina Limited

Alumina Limited’s consolidated net loss after tax from continuing operations was $55.6 million for the year ended December 31, 2012 compared with a profit of $182.5 million for the year ended December 31, 2011. This decrease in 2012 compared to 2011 was due to the following:

Share of net profits of associates using the equity method

Share of net profit of associates decreased by $236.5 million (103%) to a loss of $7.5 million. Refer to Overview-AWAC below for explanation on the increase.

The AWAC results are adjusted for differences between US GAAP and IFRS prior to incorporation into the Alumina Limited results. These adjustments are non-cash book entries.

The main adjustments for the 2012 year are:

•	recognition of $69 million deferred tax credit in Brazil

•	recognition of $8 million debit after tax for defined benefit pensions

•	recognition of $3 million credit after tax for movements in embedded derivatives.

General and administrative expenses

General and administrative expenses increased by $1.7 million (10%) to $19.0 million. Most of Alumina Limited’s general and administrative expenses are incurred in Australian dollars. The increase over 2011 reflects one-off expenses that exceeded other expense reductions.

Other Income/expenses

A net gain of $0.6 million on Brazilian Reais financial instruments was recognized in 2012 compared to a $0.1 million gain in 2011.

Borrowing Costs

Borrowing costs increased by $0.9 million (3%) to $29.4 million due to the overall increase in net debt position partially offset by lower commitment and upfront fees.

Income tax expense

In 2012, Alumina Limited incurred an income tax charge of $0.4 million compared to a charge of $1.0 million in 2011. The majority of the income of Alumina Limited is the equity accounted share of profits which is not assessable for tax.

Cash Flows

Alumina Limited’s net cash inflow from operating activities for 2012 was $48.6 million, compared to $196.1 million in 2011, a decrease of 75%. Lower dividends and distributions from associates, higher general and administrative expenses and higher borrowing costs drove lower cash from operating activities.

Alumina Limited’s cash outflow relating to investing activities from continuing operations for 2012 was $171.0 million, compared to $149.3 million in 2011, an increase of 14%. This increase in cash outflows from investing activities in 2012 was due to further investments in the AWAC’s refineries. Alumina Limited did not receive any proceeds from return of invested capital during 2012, compared to $17.3 million received during 2011.

Alumina Limited’s net cash inflow from financing activities for continuing operations was $114.3 million for 2012, compared to an outflow of $139.2 million in 2011. Key changes were:

•	There were no payments for the repurchase of the convertible bond in 2012 compared to $167.6 million during 2011.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

•	Cash dividends paid of $73.2 million in 2012 compared with $170.6 million in 2011.

•	Drawdowns of $240.0 million in 2012, offset by debt repayments of $52.5 million, compared to drawdowns of $285 million offset by debt repayments of $86.0 million in 2011.

Net Assets

Alumina Limited’s net assets decreased in 2012 by $225.5 million (8%) to $2,628.5 million primarily because:

•

Investment in associates decreased by $28.7 million to $3,296.1 million. The decrease was attributable to the higher Australian dollar and Brazilian Reais amounting to $89.7 million and by surplus of dividends received over equity share in profits of $102.6 million offset by additional funding capitalization in AWAC entities amounting to $171.0 million.

•	Cash decreased by $8.9 million to $10.1 million, for the reasons noted above in the discussion on Alumina Limited’s cash flow from operating, investing and financing activities.

•

Interest-bearing liabilities increased by $183.9 million to $674.5 million. During 2012 Alumina Limited borrowed additional amounts in US$ amounting to $240.0 million and repaid debt amounting to $52.5 million.

Equity

Alumina Limited’s equity decreased by $225.5 million (8%) in 2012 to $2,628.5 million. The key items include:

•	$89.9 million net exchange loss recognized in equity in 2012

•	$55.6 million of net losses for 2012

•	$73.2 million of dividends provided in 2012.

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

Aluminium production from AWAC’s two aluminium smelters was 358 thousand tonnes of aluminium, compared to 2011 production of 357 thousand tonnes.

AWAC Historical Production and LME Aluminium Price

AWAC Production Performance	2012	2011
Alumina Production (million tonnes)	15.6	15.7
Aluminium Production (‘000 tonnes)	358	357
LME Aluminium Price (US$/lb)	0.93	1.00

AWAC’s net loss of $91.9 million in 2012 represented a decrease of 120% compared to a net profit of $469.7 in 2011.

Price movements were the principal reason for the revenue decrease. The 2012 cash cost of alumina per tonne increased by 1% over 2011. This increase mainly reflected a rise in the cost of caustic soda, partially offset by a reduction in other costs.

Lower margins were achieved in 2012 compared with 2011 predominantly as a result of weaker realized prices and higher input costs partially offset by productivity improvements.

Net cash inflow from financing operations increased to $258.7 million, compared to a $441.0 million outflow in 2011. Key changes were:

•	a decrease in level of dividends paid and return of capital to partners of $403.4 million to $238.5 million in 2012 compared to $641.9 million in 2011

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

•

an increase in partners’ contributions, totalling $428.4 million in 2012, compared to $426.7 million in 2011, to fund the Ma’aden investment and the interest in the Enterprise Partnership. The remaining contributions were used to fund final construction on the Juruti mine, and to support operations in Spain

•	an increase in debt of $81.3 million in 2012 compared to a decrease of $214.9 million in 2011.

Net cash outflow from investing activities increased 53% in 2012 to $575.3 million, compared to $376.8 million in 2011. Capital expenditure totalled $375.3 million, 4% below 2012. Approximately $347 million was associated with sustaining capital expenditure, with the majority in Australia. The Australian operations included residue storage areas and the relocation of the crusher facilities at the Huntly mine, which reduced haul road distance and improved mine productivity. Growth capital expenditure mainly related to the completion of the works of the Juruti mine infrastructure in Brazil. Additions to investments increased by 197% in 2012 to $202.9 million compared to $68.2 million in 2011, mainly as a result of the Ma’aden project.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

B. Liquidity and Capital Resources

The ability of Alumina Limited and its subsidiaries to generate cash internally is influenced by the following major factors:

•	the level of world commodity prices and exchange rates to which AWAC’s revenue is substantially exposed

•	the level of sales and cost performance by AWAC

•	the amount of dividends received from AWAC

•	the amount of capital expenditure required by AWAC to develop new projects or maintain or expand existing operations (refer to Section 4.B).

These factors are expected to continue to influence Alumina Limited’s liquidity and capital resources in future years.

In addition, because Alumina Limited is a holding company that does not conduct any material operating businesses, its ability to pay dividends and meet other obligations is dependent almost entirely on, and is limited by, the amount of dividends received from its subsidiaries, associates and investments.

The AWAC Agreements state a preference to finance its activities from cash flow of the affiliated operating entities and from borrowings. The AWAC Agreements limit leveraging of individual AWAC entities to a maximum ratio of debt (net of cash) to total capital of 30% (a super majority vote of the Strategic Council is required to exceed this limit). Should the aggregate annual capital budget of AWAC still require, after utilising available cash flow, an additional contribution from Alumina Limited and Alcoa, then the parties contribute their proportionate share thereof subject to the provisions set out in the AWAC Agreements. AWAC may make an annual capital request of up to $1 billion following a decision by a majority vote of the Strategic Council, of which Alcoa Inc has majority voting power.

In 2006, Alumina Limited and Alcoa entered into new funding arrangements to provide the AWAC partners with additional dividends from AofA for funding AWAC’s capital projects. During 2010, the funding arrangements were extended on the basis that two years notice is now required to terminate the arrangements.

It is expected that Alumina Limited’s existing balance of franking credits and the funding arrangements between Alumina Limited and Alcoa will enable Alumina Limited to fully frank dividends that are declared.

Dividends received in 2009, 2010, 2011, 2012 and 2013 have partially funded Alumina Limited’s investment in AWAC’s growth projects. Alumina Limited’s share of additional funding requirements was met by increased borrowings and the 2008 and 2009 rights issues, and the 2013 share placement.

No dividends were paid during 2013. Dividends of $73.2 million were paid during 2012. Alumina Limited has continued the suspension of the Company’s Dividend Reinvestment Plan.

Dividends and distributions received from AWAC and drawings under Alumina Limited’s committed debt facilities funded the Company’s financing requirements in 2013 and 2012 including AWAC’s investments in the completion of growth projects in Brazil and sustaining capital projects.

On August 29, 2012, Standard & Poor’s (S&P) lowered Alumina Limited’s credit rating to BBB – Outlook Stable from BBB Outlook Negative due to their expectation of weak alumina and aluminium market dynamics. On February 22, 2013, S&P reconfirmed that rating.

Funds generated from Alumina Limited’s continuing operating activities were $67.5 million for the year ended December 31, 2013, compared with $48.6 million in 2012. This increase was a result of higher dividends from associates, lower corporate costs and lower amounts of interest paid on borrowings.

Working capital was negative $13.6 million at December 31, 2013, compared to working capital of negative $44.7 million at December 31, 2012. The decrease was due to an increase in cash balances and $20.0 million due in relation to the allocation of the Alba settlement (Refer Note 5 to the Consolidated Financial Statements). Cash balances at December 31, 2013 were $24.0 million compared to $10.1 million at December 31, 2012. Alumina Limited’s net

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

debt decreased during the year from $664.4 million to $135.2 million primarily due to the issuing of 366,029,428 fully paid ordinary shares to CITIC Resources Australia Pty Ltd and Bestbuy Overseas Co Ltd, which raised approximately $467 million. Alumina Limited’s liabilities can be met using available cash and undrawn committed facilities whose maturities extend to 2017.

Gross debt drawn down under Alumina Limited’s various debt facilities was $159.2 million at December 31, 2013 compared to total gross borrowings of $674.5 million at December 31, 2012. The decrease in debt at year end is mainly attributable to the share placement mentioned above.

The maturity of debt is outlined in Note 2 and 15 to the Consolidated Financial Statements. Alumina Limited’s funding facilities at December 31, 2013 include a bilateral bank facility and a development bank loan. The bilateral bank facility is available in US dollars. The development bank loan is fully drawn in US dollars and Brazilian Reais and amortises at approximately $51 million per annum.

In addition to the facilities above, in December 2013, Alumina Limited established a new US$300 million syndicated bank facility with tranches of two and four years and cancelled several bilateral and syndicated bank facilities, which were surplus to requirements. The new syndicated facility was fully committed as at December 31, 2013 and became available to draw funds on January 30, 2014 following satisfaction of all conditions precedent.

The key funding principles inherent in Alumina Limited’s treasury policies are:

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

•	project finance should be utilised where warranted by risk management considerations (country or project specific).

•	where foreign currency assets are acquired, raising debt in that currency should be considered to achieve a balance sheet hedge and reduce foreign exchange translation exposures.

•	interest costs should be minimised.

Investment expenditure was $12.0 million for the year ended December 31, 2013 and $171.0 million for the year ended December 31, 2012. The 2013 expenditures were in the form of equity contributions for the Ma’aden joint venture whilst the 2012 expenditure was to fund AWAC’s expansion projects in Brazil, equity contributions for the Ma’aden joint venture and contributions for working capital.

Change in Functional Currency for Financial Reporting

An entity’s functional currency is the currency of the primary economic environment in which the entity operates. With Alumina Limited’s investment program in Brazil almost completed, greater production and cash flows to shareholders are expected from these assets in future. Most dividends received by the Alumina Group are in US dollars. Consequently in February 2010 the Alumina Limited Board recognised the change in the balance of factors that are assessed to determine Alumina Limited’s functional currency, and changed Alumina’ Limited’s functional currency to US dollars, effective January 1, 2010.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

New Accounting Pronouncements

Refer to Note 1(V) of the audited Consolidated Financial Statements for new accounting pronouncements.

Australian Accounting Standards Board

The Australian Accounting Standards Board (AASB) has adopted International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after January 1, 2005. The AASB has issued Australian Accounting Standards (AAS) and has issued interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee (the later activity was formerly undertaken by The Urgent Issues Group).

The financial report of Alumina Limited complies IFRS as issued by the International Accounting Standards Board.

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend Information

Relevant industry and market trends are discussed for Alumina Limited and AWAC as a whole in Item 5.A “Operating Results”.

E. Off- Balance Sheet Arrangements

Not applicable.

F. Tabular Disclosure of Contractual Obligations

An analysis of Alumina Limited’s contractual and commercial commitments is set out in the table below. For a discussion of weighted average interest rates applicable for debt, refer to Note 2 in the Consolidated Financial Statements.

	Amount of Commitment – December 31, 2013
Contractual Obligations	Total	Less than 1 year	Between 1-3 years	Between 3-5 years	Over 5 years
	($ million)
Short term debt	50.6	50.6	—	—	—
Long term debt	108.6	—	108.6	—	—
Other liabilities reflected on the Company’s balance sheet	11.4	10.8	0.6	—	—

Total on-balance sheet contractual obligations	170.6	61.4	109.2	—	—

	Amount of Commitment – December 31, 2013
Other Commercial Commitments	Total	Less than 1 year	Between 1-2 years	Between 2-5 years	Over 5 years
	($ million)
Operating lease commitments	0.2	0.1	0.1	—	—

Operating lease commitments relate to the corporate office facilities in Australia.

Contractual obligations do not include interest.

Interest on Financing Facilities includes floating rates on the BNDES facility linked to both Libor (after hedging) and the BNDES Currency Basket rate, which is predominantly USD based.

G. Safe Harbor

Not applicable.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The business of Alumina Limited is managed by a Board of Directors which, in accordance with Alumina Limited’s Constitution, may not have fewer than three nor more than 12 members.

Directors of Alumina Limited are classified as either executive or non-executive Directors, with the former being those Directors engaged in full-time employment by Alumina Limited.

The Directors in office at April 24, 2014 were:

Name	Position	Summary of Experience	Initially Elected or Appointed a Director	Age	Expiry of Current Term
Executive Directors

Peter Wasow	Executive Director/ Chief Executive Officer	Mr Wasow was appointed an independent Non-Executive Director of the Company on August 26, 2011. He was appointed Managing Director and CEO effective January 1, 2014. Prior to his appointment as CEO, Mr Wasow was a member of the Nomination Committee and Compensation Committee and a former member and Chair of the Audit Committee (December 2011 to November 2013). He is also a former Non-Executive Director of Murchison Metals Limited (appointed May 2011 and resigned February 2012). Mr Wasow served eight years at major Australian oil and gas producer Santos Limited from 2002 to 2010. Initially appointed as CFO, he assumed the additional role of Executive Vice President from 2008. Prior to joining Santos in 2002, Mr Wasow held several senior roles over a 23 year career at BHP including Vice President of Finance.	August 2011	55	N/A

Non-Executive Directors

G. John Pizzey(1)(2)(3)	Chairman	Non-Executive Director of Orora Limited (appointed December 2013) and former Non-Executive Director and Chairman of Iluka Resources Ltd (appointed November 2005 and resigned December 2013), and a former Non-Executive Director of Amcor Limited (September 2003 and resigned December 2013). Mr Pizzey is a life governor of Ivanhoe Grammar School and a former chairman and director of the London Metal Exchange.	June 2007	68	(4)

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Name	Position	Summary of Experience	Initially Elected or Appointed a Director	Age	Expiry of Current Term

W Peter Day(1)(2)(3)	Director	Non-Executive Director of Ansell Limited (appointed August 2007), SAI Global Limited (appointed August 2008), Boart Longyear Limited (appointed February 2014), and a former Director of Federation Centres (appointed October 2009 and resigned February 2014) and Orbital Corporation Limited (appointed August 2007 and resigned February 2014). Mr Day has extensive experience in the resource, finance and manufacturing sectors, having held a number of senior positions with Bonlac Foods, Rio Tinto, CRA, Comalco and the Australian Securities and Investment Commission. He is a former CFO of Amcor Limited.	January 2014	64	(4)

Emma Stein(1)(2)(3)	Director	Non-Executive Director of Diversified Utilities Energy Trust (appointed June 2004), Programmed Maintenance Services Ltd (appointed June 2010), and Transpacific Industries Group Ltd (appointed August 2011). Former Non-Executive director of Transfield Services Infrastructure Fund (appointed October 2010 and resigned July 2011) and Clough Limited (appointed July 2008 and resigned December 2013). Formerly the UK Managing Director for French utility Gaz de France’s energy retailing operations. Before joining Gaz de France she was UK Divisional Managing Director for British Fuels. Ms Stein has considerable experience with industrial customers, international energy and utilities markets and investments in long life assets and projects.	February 2011	53	(4)

Michael Ferraro(1)(2)(3)	Director	Joint head of the Corporate Group at Herbert Smith Freehills, a global law firm. He is also a member of their executive management team. Between 2008 and 2010, he was Chief Legal Counsel at BHP Billiton Ltd. Mr Ferraro has considerable experience in the resources sector and has 30 years of experience in joint ventures, mergers and acquisitions, fund raising, and regulatory issues across a wide range of sectors and countries. He also has considerable experience in the commercial and financing aspects of large transactions gained from four and a half years in investment banking as a corporate adviser.	February 2014	54	(4)

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Name	Position	Summary of Experience	Initially Elected or Appointed a Director	Age	Expiry of Current Term

Chen Zeng(2)(3)	Director	Vice Chairman and Chief Executive Officer of CITIC Resources Holding Limited (a Hong Kong Stock Exchange listed company) and the Executive Chairman of its wholly-owned subsidiary CITIC Resources Australia Pty Ltd. Mr Zeng is also a Director of CITIC Dameng Holdings Limited and a former Director of Marathon Resources Limited (resigned January 2014). Mr Zeng was a Director of Macarthur Coal Limited from 2007 to 2011. Mr Zeng has been a full time executive with CITIC Group Corporation for over 25 years. He has spent the majority of that time living and working in Australia. Accordingly, Mr Zeng has considerable knowledge of the Chinese market and a deep understanding of doing business in Australia.	March 2013	50	(4)

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nomination Committee
(4)

As explained in Section C, Non-executive directors are subject to retirement by rotation. Mr G. John Pizzey was re-elected as a director at the 2011 annual general meeting. Ms Emma Stein was re-elected at the 2013 annual general meeting. Mr Wasow was appointed a director on August 26, 2011 and was elected a director at the 2012 annual general meeting. Mr Zeng was appointed a director on March 15, 2013 and elected a director at the 2013 annual general meeting.

In addition to the Chief Executive Officer, there are three other executive officers appointed by and reporting to the Chief Executive Officer responsible for the day to day running of the business. As at April 24, 2014, the executive officers were:

Executive Officer	Position	Summary of Experience	Appointed as Executive officer
Chris Thiris	Chief Financial Officer	Responsible for accounting, treasury, investor relations and taxation. Mr Thiris has extensive experience in finance and management functions gained through senior roles he has held at Orchard Funds Limited and Coles Group Limited.	December 2011

Stephen Foster	General Counsel/ Company Secretary	Responsible for legal, company secretarial, shareholder services, insurance and human resources. He has a wide range of legal and commercial experience gained over 25 years at Village Roadshow and WMC Limited, after working with Arthur Robinson & Hedderwicks (now Allens Linklaters).	December 2002

Andrew Wood	Group Executive Strategy & Development	Responsible for strategy and business development, including market analysis, pursuing strategic investments and developing industry relationships. He has over 20 years resources experience in commercial and legal roles, mainly at WMC Resources and Sibelco.	January 2013

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

B. Compensation

For the year ended December 31, 2013, the aggregate amount of compensation paid and accrued to the Alumina Limited directors and executives of Alumina Limited was $6,732,895 (compared to $4,969,514 in 2012 and $5,848,080 in 2011). There is no other contingent or deferred compensation arrangements accrued for executives or directors. The remuneration of individual directors and executives is paid in A$ and converted in the tables below to US$ using the 2013 yearly average rate which decreased by 6.5%.

Non-executive directors remuneration January to December 2013	Director’s fee(1) $	Other(2) $	Total $
Current Non-executive directors
G. John Pizzey (from 08/06/07)	347,740	16,569	364,309
Peter A. F. Hay(3) (from 11/12/02)	164,321	14,992	179,313
Emma Stein (from 03/02/11)	164,321	14,992	179,313
Peter Wasow (from 26/08/11)	169,154	15,432	184,586
Cheng Zeng (from (15/03/13)	122,399	11,206	133,605

(1)	Includes board and committee fees.
(2)

Includes Alumina Limited’s contribution to superannuation. All employees of Alumina Limited are members of an accumulation category plan which offers a minimum contribution (subject to certain cashing out options and legislation) of 9%, adjusted to 9.25% in July 2013 of basic salary to each member’s account.

(3)	Mr Hay resigned from the Company on December 31, 2013.

Executive director remuneration and executive remuneration January to December 2013	Fixed remuneration(1) $	Other compensation(2) $	Total remuneration $
Previous executive directors
John Bevan, Chief Executive Officer(3)	1,151,466	2,444,135	3,595,601
Current senior executives
Chris Thiris, Chief Financial Officer	627,553	266,312	893,865
Stephen Foster, General Counsel and Company Secretary	468,754	264,848	733,602
Andrew Wood, Group Executive Strategy & Development	330,760	137,942	468,702

(1)

Includes Alumina Limited’s contribution to superannuation. All employees of Alumina Limited are members of an accumulated category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9%, adjusted to 9.25% in July 2013 of basic salary to each member’s account.

(2)	Other compensation includes short-term incentive payments, performance rights, parking, health management, termination pay and executive indemnity insurance.
(3)

Mr Bevan retired as Chief Executive on December 31, 2013. Other compensation includes a termination benefit of $1,692,182 relating to the retirement benefit accrued in 2013 for payment in lieu of notice (nine months and 27 days).

In February 2003, a share plan for Alumina Limited employees was introduced. The plan provides rewards for employees based on Alumina Limited’s performance against two peer indices. Actual rewards depend upon the performance of Alumina Limited exceeding the performance of a percentage of companies in an index on a total shareholder return basis. From December 2002, short term incentives are payable to management according to key performance indicators applicable to the individual and Alumina Limited.

Alumina Limited’s current full-time employees are members of a fund of their choice. Contributions are funded at the Superannuation Guarantee Contributions rate, currently 9.25% of an employee’s fixed remuneration.

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

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Relevant experience, diverse perspectives and complementary business skills are sought when appointing new directors. The Board comprises a non-executive chairman, four other non-executive directors and one executive director. A balance between independent business experience, diversity and industry knowledge is sought. To assist in the discharge of their duties, Directors have the right to seek independent professional advice collectively and individually.

Board visits are regularly conducted to AWAC operational sites to review business performance, review operating processes and meet with management.

A director may not hold office for a continuous period in excess of three years or past the third Annual General Meeting following the director’s appointment, whichever is the longer, without submitting for election or re-election. If no director would otherwise be required to submit for election or re-election, the director to retire at the Annual General Meeting is the director who has been longest in office since their last election.

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

The Directors may from time to time appoint one or more of their body to be a Managing Director or Managing Directors. The Directors may confer upon any Managing Director such of the powers exercisable under Alumina Limited’s Constitution by the Directors as they may elect, without derogating from the exercise of those powers by the Directors. Peter Wasow is currently the Managing Director and Chief Executive Officer of Alumina Limited and was appointed to such position for an unspecified period.

Alumina Limited’s Constitution provides that the Directors may elect a Chairman of their meetings and determine the period for which he/she is to hold office. John Pizzey is currently the Non-Executive Chairman of Alumina Limited.

Alumina Limited’s most senior employee, the Chief Executive Officer, is selected by the Board and is subject to semi-annual performance reviews by the non-executive directors. The Chief Executive Officer recommends policy and strategic direction for board approval and is responsible for managing day-to-day business performance.

Specific board committees assist the full Board. Charters set out the roles and terms of reference for the Audit, Compensation and Nomination Committees. The Audit Committee, consisting of four non-executive directors, meets at least four times a year, assists the Board in fulfilling its responsibilities for the Company’s accounts and external reporting by ensuring that appropriate processes are in place to support the Board in fulfilling its responsibilities for:

•	reporting of financial information to users of Alumina Limited’s financial reports

•	Alumina Limited’s application of accounting policies

•	Alumina Limited’s internal financial control systems

•	the independent auditors qualifications and independence

•	the performance of Alumina Limited’s independent auditors and internal audit function

•	agreeing the scope and monitor the progress of Alumina Limited’s internal audit plan.

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

The Compensation Committee of five non-executive directors meets at least two times a year. Its role is to establish and review Alumina Limited’s remuneration plans, policies and practices, including compensation for the non-executive directors, the chief executive officer and senior executives, and succession planning. On behalf of the Board and shareholders, the Committee considers the remuneration strategy with regard to community and industry standards and, where possible, verifies its appropriateness using external information and advice to ensure that:

•	shareholder and employee interests are aligned

•	the company is able to attract, develop and retain talented employees

•	the integrity of the company’s reward programme is maintained.

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

The Nomination Committee consists of five non-executive directors and meets as necessary. Its role is to assist the Board in fulfilling its responsibilities to shareholders relating to:

•	identifying the necessary and desirable competencies of Board members

•	regularly assessing competencies necessary to be represented by Board members

•	the selection and appointment process for Directors

•	regularly reviewing the size and composition of the Board, including succession plans

•	determining which non-executive Directors are to retire in accordance with the provisions of Alumina Limited’s constitution

•	overseeing the application Alumina Limited’s Diversity Policy in the selection and appointment processes and reporting obligations.

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

Retirement and termination benefits

Chief Executive Officer

Mr Wasow was appointed Chief Executive Officer, succeeding Mr Bevan from January 1, 2014. His employment contract does not have a fixed term. Either party may terminate the contract upon giving 12 months’

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

notice. The Company may make a payment in lieu of some or all of the 12 month notice period by payment of the fixed annual reward. The base remuneration amount will be reduced pro rata to the extent the notice period is required to be served.

If Mr Wasow’s employment is terminated on the basis of redundancy of the position or by Mr Wasow giving written notice to Alumina Limited in the event of a Significant Change (which is defined to be if Alumina Limited ceases to be listed on the Australian Stock Exchange, or if there is a Significant Change to his status and/or responsibilities which is detrimental to him), then Mr Wasow is entitled to:

•	a pro-rata payment in respect of long service leave where he has had three years or more continuous service

•	a severance payment of 2.5 weeks per completed year of service, pro-rated for completed months of service, plus an additional 13 week ex gratia payment

•	in applicable cases, outplacement support.

If the Board determines that his status is that of a good leaver any unvested share rights that have been granted to him in accordance with the annual grant of conditional rights and would have vested had he remained in employment during any period for which he is paid in lieu of notice, will immediately vest and the applicable shares will be transferred to him upon termination.

If Mr Wasow’s employment ceases within three years from the grant date of any share rights that have been granted to him in accordance with the annual grant of conditional rights and that have vested, and the Board determines that his status is not that of a good leaver, the shares received on vesting may be subject to immediate forfeiture.

Senior Executives

In addition to Mr Wasow, Alumina Limited has entered into a service contract with each Senior Executive (Mr Thiris, Mr Foster and Mr Wood). The contracts provide for the following retirement and termination benefits.

If Mr Thiris’, Mr Foster’s or Mr Wood’s employment is terminated on the basis of redundancy of their position or if they give written notice to Alumina Limited in the event of a Significant Change (which is defined to be if Alumina Limited ceases to be listed on the Australian Securities Exchange, or if there is a significant change to their status and/or responsibilities that is detrimental to them, or if Alumina Limited decides their position is no longer required and suitable alternative employment is not offered or if they do not accept other employment), then Mr Thiris, Mr Foster or Mr Wood (as relevant) are entitled to:

•	statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is three years or more continuous service)

•

the aggregate of: a notice payment of 6 months, a severance payment of 2.5 weeks per completed year of service, and an additional severance payment of, in the case of Mr Thiris and Mr Foster, nine weeks and in the case of Mr Wood, six weeks.

Mr Thiris, Mr Foster and Mr Wood are not entitled to the payment outlined above where the reason for Significant Change is poor performance or inability to fulfil agreed responsibilities. Mr Thiris, Mr Foster and Mr Wood are not entitled to retirement benefits other than superannuation entitlements.

It is a requirement that the Company provides six months’ notice to terminate the contract and the senior executives provide three months’ written notice of termination in the case of Mr Thiris and Mr Foster. The relevant notice periods are four months’ and two months’ notice respectively in the case of Mr Wood.

In addition to any entitlements conferred on them by their service contract, each senior executive is entitled to receive, on termination of employment, their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits. None of the senior executives are entitled to receive any other additional termination payments, other than those previously mentioned and any vesting of shares under the Employee Share Plan (ESP).

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Non-Executive Director Retirement Benefits

Non-Executive Directors receive, in addition to their fees, a Superannuation Guarantee Contribution (SGC). For 2013 this was initially nine per cent (and adjusted to 9.25 per cent in July 2013) of their fees to a maximum of A$17,122 for the Chairman and A$15,492 for other Non-Executive Directors excluding Mr Wasow and Mr Zeng. Mr Wasow as Chairman of the Audit Committee until November 26, 2013 received an additional A$5,000 in remuneration compared to the other Non-Executive Directors and consequently his SGC was marginally higher at A$15,947. Mr Zeng joined the Board in March 2013 and received A$138,064 in total remuneration for 2013. His SGC for 2013 was A$11,580. Non-executive Directors do not receive any other retirement benefits.

D. Employees

At December 31, 2013, Alumina Limited employed 13 people directly. All Alumina Limited employees work in the corporate office in Australia. For details of the number of AWAC employees for the periods presented refer to Item 4.B.(iii) “Employees”.

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

For those performance rights granted prior to 2014, if less than 100% vest when tested initially at the end of a three year period, two further tests apply (over a four week period) six and 12 months after the initial test. Any performance rights which do not vest after the second retest will lapse.

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

Set out below are the assumptions made for the performance rights granted on February 8, 2013:

Share Price at Valuation date	$1.15
Risk Free rate	2.8%
Dividend Yield	3.0%
Volatility	41%

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

Set out below are summaries of performance rights granted under the Plan:

2013

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number		Vested during the year Number	Lapsed during the year Number	Balance at end of the year Number
12/02/2010	20/12/2012	485,600	—		(169,960)	(315,640)	—
18/02/2011	06/12/2013	419,300	—		—	(265,800)	153,500
09/03/2012	11/12/2014	666,040	—		—	—	666,040
08/02/2013	07/12/2015	—	1,378,780	[1]	—	—	1,378,780

Total		1,570,940	1,378,780		(169,960)	(581,440)	2,198,320

[1] Fair value per performance right at grant date was A$0.88. 2012
Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number		Vested during the year Number	Lapsed during the year Number	Balance at end of the year Number
13/01/2009	30/11/2011	352,500	—		—	(352,500)	—
12/02/2010	20/12/2012	496,600	—		—	(11,000)	485,600
18/02/2011	06/12/2013	428,400	—		—	(9,100)	419,300
09/03/2012	11/12/2014	—	680,240	[2]	—	(14,200)	666,040

Total		1,277,500	680,240		—	(386,800)	1,570,940

[2] Fair value per performance right at grant date was A$0.78

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Shareholdings

The numbers of shares in the Company held during the financial year by each director of Alumina Limited and the key management personnel of the Company and consolidated entity, including their personally-related entities, are set out below.

2013	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year	Balance at the end of the year
Name
Directors of Alumina Limited
Ordinary shares
P Wasow	—	—	50,000	50,000
P A F Hay[1]	112,598	—	—	112,598
C Zeng	4,804	—	—	4,804
J Pizzey	65,445	—	—	65,445
E Stein	14,281	—	25,500	39,781
J Bevan[2]	432,152	109,515	302,500	844,167

Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	144,867	36,820	87,848	269,535
C Thiris	—	—	40,000	40,000
A Wood	25,500	12,180	—	37,680
[1] Mr Hay resigned from the Company on the 31 December 2013. His shareholding is of that date.
[2] Mr Bevan retired from the Company on the 31 December 2013. His shareholding is of that date.

2012	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year	Balance at the end of the year
Name
Directors of Alumina Limited
Ordinary shares
P A F Hay	112,598	—	—	112,598
J Pizzey	65,445	—	—	65,445
E Stein	14,281	—	—	14,281
J Bevan	432,152	—	—	432,152

Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	144,867	—	—	144,867

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The issued capital of Alumina Limited is currently constituted by one class of registrable voting securities being ordinary shares.

As at March 31, 2014, Alumina Limited had on issue 2,806,225,615 fully paid ordinary shares.

Alumina Limited is not directly or indirectly owned or controlled by another corporation, any foreign government or any person.

The following table sets forth, as at March 31, 2014, information in respect of:

(i)	any person who is known to Alumina Limited to be the registered owner of more than 5% of any class of its voting securities; and

(ii)	the total amount of any class of its voting securities owned by the Directors and Executive General Managers of Alumina Limited as a group.

Title of class	Identity of person or group	Amount owned	% of class
Fully paid Ordinary Shares	National Nominees Ltd	559,282,154	19.93

	HSBC Custody Nominees (Aust) Limited	496,066,647	17.68

	J P Morgan Nominees Australia Ltd	412,873,915	14.71

	CITIC Resources Australia Pty Ltd	219,617,657	7.83

	Citicorp Nominees Pty Limited	181,444,770	6.47

	Bestbuy Overseas Co., Ltd	146,411,771	5.22

Fully paid Ordinary Shares(1)	Directors and Executive officers of Alumina Limited as a group	599,979	0.02

(1)	Includes Alumina Limited’s ADS’s.

The nominee companies listed in the previous table hold these fully paid ordinary shares on behalf of numerous beneficial owners. Beneficial owners known to have owned more than 5% of the issued and outstanding fully-paid ordinary shares are listed below. Their history of significant changes over the last three years is outlined below:

Beneficial Owner	Date	Number of Shares	% Shareholding
BlackRock Investment Management (Australia) Limited	12/20/2011	118,188,317	4.84%
	01/25/2011	130,606,615	5.35%

Perpetual Limited and subsidiaries	03/20/2014	199,262,642	7.10%
	02/12/2014	170,451,877	6.07%
	11/01/2013	140,878,298	5.02%
	12/11/2012	117,881,382	4.83%
	10/12/2011	172,698,578	7.08%
	08/23/2011	147,093,709	6.03%
	07/27/2011	122,169,825	5.01%

Cooper Investors Pty Ltd	02/23/2012	121,111,832	4.96%
	11/08/2011	123,116,997	5.05%

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Beneficial Owner	Date	Number of Shares	% Shareholding
	04/06/2011	120,057,311	4.92%
	08/19/2010	127,237,415	5.21%
	07/12/2010	122,157,783	5.01%

Schroders	07/31/2013	165,760,804	5.91%
	05/16/2012	172,782,144	7.08%
	04/11/2012	147,557,915	6.05%
	11/18/2011	122,148,428	5.01%
	06/01/2009	113,270,773	4.64%
	05/09/2009	114,973,760	5.22%

CITIC Resources Australia Pty Ltd[1]	02/14/2013	219,617,657	7.83%

Bestbuy Overseas Co., Ltd[1]	02/15/2013	146,411,771	5.22%

Manning & Napier LLC	03/11/2014	140,086,576	4.99%
	03/28/2013	158,270,545	5.64%
	12/31/2012	168,652,695	6.91%
	09/30/2012	143,461,445	5.88%
	06/30/2012	68,314,290	2.80%
	03/31/2012	37,277,390	1.53%

Ellerston Capital Limited	09/20/2013	128,311,888	4.57%
	03/28/2013	143,168,675	5.10%
	12/31/2012	120,664,390	4.94%
	09/30/2012	113,106,402	4.64%
	06/30/2012	81,625,600	3.35%
	12/31/2011	41,182,275	1.69%

Allan Gray Australia Pty Ltd	03/11/2014	169,954,716	6.06%
	04/29/2013	140,477,956	5.01%
	12/31/2012	79,104,145	3.24%
	09/13/2012	64,097,691	2.63%
	06/28/2012	18,616,756	0.76%

Lazard Asset Management Pacific Co.	04/18/2013	149,808,500	5.34%
	02/14/2013	126,889,276	5.52%
	08/21/2012	128,636,666	5.27%

[1]	These are related companies and held by CITIC Resources Holdings Limited (a Hong Kong Stock Exchange listed company).

All fully paid shareholders have the same voting rights as any other fully paid shareholder. There are no arrangements, known to Alumina Limited, the operation of which may at a subsequent date result in a change in control of Alumina Limited.

As at March 31, 2014, 707,384 Alumina Limited fully paid ordinary shares were registered in the name of 204 residents of the United States and represented approximately 0.03% of the total number of Alumina Limited fully paid ordinary shares issued and outstanding. As at March 31, 2014, 15,227,994 Alumina Limited ADRs were outstanding (representing 60,911,976 Alumina Limited fully paid ordinary shares) and were registered in the name of 231 residents of the United States and represented approximately 2.17% of the total number of fully paid ordinary shares issued and outstanding.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

B. Related Party Transactions

Loans to directors

No loans were provided in 2013 or 2012, and no balances remained outstanding at December 31, 2013 or December 31, 2012.

Shareholding transactions of directors

The majority of Alumina Limited’s directors are also shareholders of the company and as such, they may purchase or sell Alumina Limited’s shares.

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

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

In 2013, following a review of its policy regarding directors’ share ownership requirements, the Board decided to revise the policy. Previously directors were required to hold shares equal to, or greater than, one year’s annual fees by the expiry of their first term as a Directors. Once maintained, that level of share ownership was required to be maintained throughout their term of office.

Under the revised policy, Independent Directors are required to hold shares in the Company having a value equal to 50 per cent of their base annual fees by the expiry of five years from the date of their appointment.

Provided the minimum shareholding requirement is satisfied when shares are acquired or by the expiry of the five year term, should a decline in the Company’s share price mean the value of shareholdings does not equal 50 per cent of the amount of base annual fees, directors are not required to acquire shares to increase their level of shareholding to equal the amount of 50 per cent of the base annual fees.

	2013	2012
*	Number of Alumina Limited shares
The aggregate number of vested shares granted to executives through participation in the Alumina Employee Share Plan was:	158,515	—

Details of shares and share options held by directors of the parent entity or their director-related entities at period end are as follows:
- fully paid shares	1,116,795	624,476

*	Individual directors beneficially own less than 1% of total ordinary shares outstanding, the only class of shares issued by Alumina Limited.

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

A. Financial Statements

Refer to Alumina Limited’s Consolidated Financial Statements which are included as Item 18.

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

Native title law has evolved through judicial decisions and the enactment of legislation. The first significant High Court decision on the subject of native title was Mabo v Queensland (No 2) (1992) 175 CLR 1 (the Mabo decision) in 1992, in which the Court recognized the concept of native title and said that Aboriginal and Torres Strait Islander people who have maintained their connection with their land according to their laws and customs may hold native title. Proving connection usually involves showing that traditional laws and customs have been passed down through generations of Aboriginal or Torres Strait Islander people to the present day. The native title of a particular group will depend on the traditional laws and customs of those people. Recent decisions have indicated that native title may change over time.

The Mabo decision also recognized that native title could be extinguished (removed) prior to the enactment of the Racial Discrimination Act 1975 (Cth) (October 31, 1975) by government legislation or inconsistent executive action. In response to the Mabo decision, the Commonwealth Government enacted the Native Title Act 1993 (Cth) (NTA) which validated acts done and granted by it prior to January 1, 1994 (past acts) and allowed the States and Territories to enact their own validation legislation. Subsequent amendments also validated grants (intermediate period acts) made by the Commonwealth (and allowed the States and Territories to enact similar legislation) relating to certain grants up to December 23, 1996. The NTA also created the National Native Title Tribunal, responsible for mediation of native title claims and the administration of certain procedures under the NTA. Finally, the NTA specifies the conditions to be satisfied and the procedures to be followed in order for acts done after January 1, 1994 (future acts) to be valid with respect to native title.

Native title may exist in areas where it has not been extinguished. Although a determination of native title does not invalidate another’s validly granted tenure, the High Court decision in the Wik Peoples v Queensland (1996) 187 CLR 1 (Wik) case, made it clear that native title may co-exist with other forms of tenure where that tenure is not exclusive, provided the native title rights are not incompatible with the exercise of the other rights.

In August 2002, the High Court handed down its decision in the State of Western Australia v Ward (2002) 213 CLR 1 (Ward). The Court found, among other things, that native title can be categorized as a “ bundle of rights”, that there could be partial extinguishment of native title rights and that Western Australian and Northern Territory mining and petroleum legislation extinguishes all native title rights that may have existed over minerals and petroleum in Western Australia and Northern Territory. The High Court also held that a mining lease under the relevant Western Australian legislation extinguished any native title right to control access to land, or to be asked permission to use, or have access to, land but does not necessarily extinguish all native title rights. This decision, which provides some clarity about the impact of native title on pastoral leases and mining leases in Western Australia and the Northern Territory is significant to AofA because some of its operations are in Western Australia. However, the decision also leaves many issues to be decided on a case by case basis.

There are current native title claims awaiting determination in the Federal Court of Australia over areas that include AofA’s Mining Lease (ML) 1SA (Western Australia) (the Alcoa Lease). The native title claim which includes a portion of the conveyor associated with Alcoa’s 45% interest in the Portland Smelter (Victoria) has been determined.

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

Juruti

As previously reported, on November 30, 2010, Alcoa Alumínio S.A. (Alumínio) received service of a lawsuit that had been filed by the public prosecutors of the State of Pará in Brazil in November 2009. The suit names the Company and the State of Pará, which, through its Environmental Agency, had issued the operating license for the Company’s new bauxite mine in Juruti. The suit concerns the impact of the project on the region’s water system and alleges that certain conditions of the original installation license were not met by the Company. In the lawsuit, plaintiffs requested a preliminary injunction suspending the operating license and ordering payment of compensation. On April 14, 2010, the court denied plaintiffs’ request. Alumínio presented its defense in March 2011, on grounds that it was in compliance with the terms and conditions of its operating license, which included plans to mitigate the impact of the project on the region’s water system. In April, 2011, the State of Pará defended itself in the case asserting that the operating license contains the necessary plans to mitigate such impact, that the State monitors the performance of Aluminio’s obligations arising out of such license, that the licensing process is valid and legal, and that the suit is meritless. Alcoa’s stated position is that any impact from the project had been fully repaired when the suit was filed. Alcoa also believes that Jara Lake has not been affected by any project activity and any evidence of pollution from the project would be unreliable. Following the preliminary injunction, the plaintiffs have taken no further action. Alcoa is not certain whether or when the action will proceed. Given that this proceeding is in its preliminary stage and the current uncertainty in this case, Alumina Limited is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

FINANCIAL INFORMATION

St Croix proceedings

As previously reported, in September 1998, Hurricane Georges struck the U.S. Virgin Islands, including the St. Croix Alumina, L.L.C. (SCA) facility on the island of St. Croix. The wind and rain associated with the hurricane caused material at the location to be blown into neighbouring residential areas. SCA undertook or arranged various clean-up and remediation efforts. The Division of Environmental Protection (DEP) of the Department of Planning and Natural Resources (DPNR) of the Virgin Islands Government issued a Notice of Violation that Alcoa has contested. In February 1999, certain residents of St. Croix commenced a civil suit in the Territorial Court of the Virgin Islands seeking compensatory and punitive damages and injunctive relief for alleged personal injuries and property damages associated with “bauxite or red dust” from the SCA facility. In September 2009, the Court granted defendants’ motion for summary judgment on the class plaintiffs’ claim for injunctive relief. In October 2009, plaintiffs appealed the Court’s summary judgement order dismissing the claim for injunctive relief and in March 2011, the U.S. Court of Appeals for the Third Circuit dismissed plaintiffs’ appeal of that order. In September 2011, the parties reached an oral agreement to settle the remaining claims in the case which would resolve the personal property damage claims of the 12 remaining individual plaintiffs. On March 12, 2012, final judgement was entered in the District Court for the District of the Virgin Islands. AWAC’s share of the settlement is fully insured. On March 23, 2012, plaintiffs filed a notice of appeal of numerous non-settled matters, including but not limited to discovery orders, Daubert rulings, summary judgment rulings, as more clearly set out in the settlement agreement/release between the parties. Plaintiffs’ appellate brief was filed in the Third Circuit Court on January 4, 2013, together with a motion seeking leave to file a brief of excess length. The court has suspended the remainder of the briefing schedule, including the date for AWAC’s reply brief, until it rules on plaintiffs’ motion to file its brief of excess length. The Third Circuit Court of Appeals issued a new scheduling order regarding briefing in the matter. The matter has been fully briefed with plaintiffs’ brief filed on November 25, 2013 and the matter is now before the court.

On April 23, 2004, St Croix Renaissance Group, LLLP. (SCRG), Brownfield Recovery Corp, and Energy Answers Corporation of Puerto Rico (collectively referred to as Plaintiffs) filed a suit against SCA and Alcoa World Alumina LLC (AWA LLC) in the Territorial Court of the Virgin Islands, Division of St Croix for claims related to the sale of SCA’s former St Croix alumina refinery to Plaintiffs. SCA and AWA LLC thereafter removed the case to federal court and after a several year period of discovery and motion practice, a jury trial on the matter took place in St Croix from January 11, 2011 to January 20, 2011. The jury returned a verdict in favour of Plaintiffs and awarded damages as described: on a claim of breaches of warranty, the jury awarded $13 million; on the same claim, the jury awarded punitive damages in the amount of $6 million; and on a negligence claim for property damage, the jury awarded $10 million.

On February 17, 2011, SCA and AWA LLC filed post-trial motions seeking judgement, notwithstanding the verdict or, in the alternative, a new trial. On May 31, 2011, the court granted SCA’s and AWA LLC’s motion for judgement regarding Plaintiffs’ $10 million negligence award and denied the remainder of SCA’s and AWA LLC’s motions. Additionally, the court awarded Plaintiffs pre-judgement interest of $2 million on the breach of warranty award. As a result of the court’s post-trial decisions, AWAC recorded a charge of $20.3 million in 2011. On June 14, 2011, SCA and AWA LLC filed a notice of appeal with the U.S. Court of Appeals for the Third Circuit regarding SCA’s and AWA LLC’s denied post-trial motions. On June 22, 2011, SCRG filed a notice of cross appeal with the Third Circuit Court related to certain pre-trial decisions of the court and of the court’s post-trial ruling on the negligence claim. The Third Circuit referred this matter to mediation as is its standard practice in appeals. Following mediation and further, separate settlement discussions, the parties executed an agreement dated September 30, 2011 resolving the matter in its entirety, and subsequently jointly petitioned (i) the District Court to release SCA and AWA LLC from the jury verdict and (ii) the Third Circuit Court of Appeals to dismiss this matter. On March 13, 2012, the District Court entered an order discharging SCA and AWA LLC from the jury verdict and, on March 14, 2012, the Third Circuit Court of Appeals dismissed the matter. This matter is now fully resolved.

As previously reported on January 14, 2010, Alcoa was served with a complaint involving approximately 2,900 individual persons claimed to be residents of St. Croix who are alleged to have suffered personal injury or property damage from Hurricane Georges or winds blowing material from the property since the time of the hurricane. This complaint, Abednego, et al. v. Alcoa, et al. was filed in the Superior Court of the Virgin Islands, St. Croix Division. The complaint names as defendants the same entities as were sued in the February 1999 action described above and have added as a defendant the current owner of the alumina facility property. In February 2010, Alcoa and SCA removed the case to the federal court for the District of Virgin Islands. Subsequently, plaintiffs have filed motions to remand the case to territorial court as well as a third amended complaint, and defendants have moved to dismiss the

FINANCIAL INFORMATION

case for failure to state a claim upon which relief can be granted. On March 17, 2011, the court granted plaintiffs’ motion to remand to territorial court. Thereafter, Alcoa filed a motion for allowance of appeal. The motion was denied on May 18, 2011. The parties await assignment of the case to a trial judge. At present, Alumina Limited is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

As previously reported, on March 1, 2012, Alcoa was served with a complaint involving approximately 200 individual persons claimed to be residents of St. Croix who are alleged to have suffered personal injury or property damage from Hurricane Georges or winds blowing material from the property since the time of the hurricane in September 1998. This complaint, Abraham, et al. v Alcoa, et al. alleges claims essentially identical to those set forth in the Abednego v Alcoa complaint. The matter was originally filed in the Superior Court of the Virgin Islands, St. Croix Division, on March 30, 2011. By motion filed March 12, 2012, Alcoa sought dismissal of this complaint on several grounds, including failure to timely serve the complaint and being barred by the statute of limitations. The motion is still pending. At present, Alumina Limited is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

Alba Proceeding (Civil Action number 08-299, styled Aluminium Bahrain BSC v Alcoa Inc, AWA LLC, William Rice, and Victor Dahdaleh)

The Alba Proceeding was settled in relation to Alcoa and AWA LLC in October 2012, without any admission of liability, by a cash settlement payment of $85 million, to be paid by AWA LLC in two equal instalments by the first anniversary of the settlement. Based on the settlement agreement with Alba, AWA LLC recorded a charge of $85 million in 2012 in respect of the Alba Proceeding. In addition, AWA LLC entered into a long term alumina supply agreement with Alba.

Resolution of U.S. Government Investigation relating to Alba Proceeding

On 9 January 2014, Alcoa Inc announced the resolution of the investigations by the US Department of Justice (DOJ) and the US Securities and Exchange Commission (SEC) regarding certain legacy alumina contracts with Aluminium Bahrain BSC.

The settlement with the DOJ was reached with Alcoa World Alumina LLC (AWA). AWA is a Company within Alcoa World Alumina and Chemicals (AWAC). As part of the DOJ resolution, AWA will pay a total of $223 million, including a fine of $209 million payable in five equal instalments over four years. The first instalments of $41.8 million, plus a one-time administrative forfeiture of $14 million, were paid in the first quarter of 2014, and the remaining instalments of $41.8 million each will be paid in the first quarters of 2015-2018.

Alcoa Inc settled civil charges filed by the SEC in an administrative proceeding relating to the anti-bribery, internal controls, and books and records provisions of the Foreign Corruption Practices Act. Under the terms of the settlement with the SEC, Alcoa Inc agreed to a settlement amount of $175 million, but will be given credit for the $14 million one-time forfeiture payment, which is part of the DOJ resolution, resulting in a total cash payment to the SEC of $161 million payable in five equal instalments over four years. The first instalment of $32.2 million was paid to the SEC in the first quarter of 2014, and the remaining instalments of $32.2 million each will be paid in the first quarters of 2015-2018.

Derivative Actions

As previously reported, on July 21, 2008, the Teamsters Local #500 Severance Fund and the Southeastern Pennsylvania Transportation Authority filed a shareholder derivative suit in the civil division of the Court of Common Pleas of Allegheny County, Pennsylvania against certain officers and directors of Alcoa claiming breach of fiduciary duty, gross mismanagement, and other violations. This derivative action stems from the civil litigation brought by Alba against Alcoa Inc, AWA LLC, Victor Phillip Dahdaleh, and others, and the subsequent investigation of Alcoa Inc by the DOJ and the SEC with respect to Alba’s claims. This derivative action claims that the defendants caused or failed to prevent the matters alleged in the Alba lawsuit. The director defendants filed a motion to dismiss on November 21, 2008. On September 3, 2009, a hearing was held on Alcoa Inc’s motion and, on October 12, 2009, the court issued its order denying Alcoa Inc’s motion to dismiss but finding that a derivative action during the conduct of the DOJ investigation and pendency of the underlying complaint by Alba would be contrary to the interest of shareholders and, therefore, stayed the case until further order of the court. This derivative action is in its preliminary stages and Alcoa Inc is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

As previously reported, on March 6, 2009, the Philadelphia Gas Works Retirement Fund filed a shareholder derivative suit in the civil division of the Court of Common Pleas of Philadelphia County, Pennsylvania. This action was brought against certain officers and directors of Alcoa claiming breach of fiduciary duty and other violations and is

FINANCIAL INFORMATION

based on the allegations made in the previously disclosed civil litigation brought by Alba against Alcoa Inc, AWA LLC, Victor Phillip Dahdaleh, and others, and the subsequent investigation of Alcoa Inc by the DOJ and the SEC with respect to Alba’s claims. This derivative action claims that the defendants caused or failed to prevent the conduct alleged in the Alba lawsuit. On August 7, 2009, the director and officer defendants filed an unopposed motion to coordinate the case with the Teamsters Local #500 suit, described immediately above, in the Allegheny County Common Pleas Court. The Allegheny County court issued its order consolidating the case on September 18, 2009. Thereafter, on October 31, 2009, the court assigned this action to the Commerce and Complex Litigation division of the Allegheny Court of Common Pleas and on November 20, 2009, the court granted defendants’ motion to stay all proceedings in the Philadelphia Gas action until the earlier of the court lifting the stay in the Teamsters derivative action or further order of the court in this action. This derivative action is in its preliminary stages and Alcoa Inc is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

As previously reported, on June 19, 2012, Catherine Rubery (plaintiff) filed a shareholder derivative suit in the United States District Court for the Western District of Pennsylvania against William Rice, Victor Dahdaleh and current and former members of the Alcoa Inc Board of Directors (collectively, defendants) claiming breach of fiduciary duty and corporate waste. This derivative action stems from the previously disclosed civil litigation brought by Alba against Alcoa Inc, and the subsequent investigation of Alcoa Inc by the DOJ and the SEC as described above. This derivative action claims that defendants caused or failed to prevent illegal bribes of foreign officials, failed to implement an internal controls system to prevent bribes from occurring and wasted corporate assets by paying improper bribes from incurring substantial legal liability. Furthermore, plaintiff seeks an order of contribution and indemnification from defendants. The derivative action is in its preliminary stage and Alcoa Inc is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

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

No dividend was declared by the Directors for 2013. The decision not to pay a dividend for 2013 is based on the above policy to conserve cash, given the current market conditions. The Board’s policy is to review dividend payments at each half year in light of the current and expected business conditions.

Financing and Corporate Items

Net financing and corporate expenses for the year ended December 31, 2013 totalled $39.2 million compared to $47.7 million for the year ended December 31, 2012. The principal components were:

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Interest (received)/(receivable)	(0.3)	(0.1)	(0.2)
Finance costs	25.3	29.4	28.5
Corporate expenditure	17.2	19.0	17.3
Net (gain)/loss on fair value of derivatives/foreign exchange gains	(3.0)	(0.6)	(0.1)

Net interest charged to profit was $25.0 million for the year ended December 31, 2013 due to lower average net borrowings offset by the write-off of unamortised establishment fees relating to the bank facilities that were terminated during 2013 compared to $29.3 million for the year ended December 31, 2012. Net interest charged to profit was $29.3 million for the year ended December 31, 2012 due to the overall increase in net debt position compared to $28.3 million for the year ended December 31, 2011 partially offset by lower commitment and upfront fees.

B. Significant Changes

There have been significant movements in the LME aluminium price and the AUD/USD exchange rate since the end of 2013. Refer to the table below for a comparison between December 31, 2013 and March 31, 2014.

	Year Ended December 31, 2013	Period ended March 31, 2014
Average 3 month LME aluminium price US$ per tonne	1,887	1,775
Spot AUD/USD exchange rate	0.8913	0.9262

THE OFFER AND LISTING

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Market Prices

The following table sets forth, for the periods indicated, the highest and lowest market closing prices of Alumina Limited’s fully paid Ordinary Shares based upon information provided by the ASX and the highest and lowest bid prices for Alumina Limited’s American Depositary Shares (ADSs) based on information provided by the NYSE. In the United States, ADSs evidenced by American Depositary Receipts (ADRs) represent fully paid ordinary shares of Alumina Limited. Each ADR represents four fully paid ordinary shares. Alumina Limited commenced trading (as AWC) on the ASX and NYSE on December 4, 2002 on a post-demerger basis.

		Ordinary Shares		American Depositary Shares
Period		A$ High	A$ Low	US$ High	US$ Low
Month Ended March 31, 2014		1.26	1.13	4.50	3.97
Month Ended February 28, 2014		1.34	1.20	4.79	4.24
Month Ended January 31, 2014		1.34	1.09	4.64	3.92
Month Ended December 31, 2013		1.13	0.98	3.98	3.54
Month Ended November 30, 2013		1.06	0.93	4.07	3.46
Month Ended October 31, 2013		1.08	0.97	4.08	3.66

Year Ended December 31, 2013	First Quarter	1.40	0.91	5.26	3.88
	Second Quarter	1.11	0.89	4.61	3.35
	Third Quarter	1.11	0.95	4.03	3.42
	Fourth Quarter	1.13	0.93	4.08	3.46

Year Ended December 31, 2012	First Quarter	1.40	1.09	5.94	4.49
	Second Quarter	1.27	0.75	5.28	3.05
	Third Quarter	0.91	0.63	3.84	2.65
	Fourth Quarter	1.00	0.82	4.06	3.30

Year Ended December 31, 2011	First Quarter	2.62	2.16	10.49	8.36
	Second Quarter	2.70	2.03	11.46	8.46
	Third Quarter	2.28	1.33	9.87	5.15
	Fourth Quarter	1.65	1.11	6.84	4.47

Year Ended December 31, 2010	First Quarter	2.06	1.54	7.74	5.18
	Second Quarter	1.88	1.53	6.95	4.76
	Third Quarter	1.95	1.46	7.31	4.90
	Fourth Quarter	2.61	1.77	10.35	6.96

Year Ended December 31, 2009	First Quarter	1.42	0.73	5.05	2.15
	Second Quarter	1.72	1.12	5.93	3.38
	Third Quarter	1.91	1.29	6.74	3.91
	Fourth Quarter	1.93	1.53	7.10	5.50

The closing price of Alumina Limited’s fully paid Ordinary Shares on December 31, 2013 was A$1.11 and on March 31, 2014 was A$1.19. The closing price of Alumina Limited’s ADRs on December 31, 2013 was US$3.96 and on March 31, 2014 was US$4.44.

THE OFFER AND LISTING

B. Plan of Distribution

Not applicable.

C. Markets

Ordinary Shares

All of Alumina Limited’s fully paid ordinary shares are listed on the ASX which presently constitutes the principal trading market for Alumina Limited’s ordinary shares. The ASX is a nationally operated stock exchange with trading being carried out on automatic computer trading systems. Alumina Limited’s fully paid ordinary shares are also traded on the overt-the-counter (OTC) market.

American Depositary Shares

In the United States, American Depositary Shares (ADSs) evidenced by American Depositary Receipts (ADRs) represent fully paid ordinary shares of Alumina Limited. Each ADR represents four fully paid ordinary shares. The ADRs are issued pursuant to a Deposit Agreement, dated October 6, 1989, as amended and restated on December 4, 2002 and January 17, 2008 between Alumina Limited and the Depositary. On January 2, 1990, trading of Alumina Limited’s ADSs commenced on the NYSE under the symbol WMC. WMC’s ADSs ceased trading on the NYSE on December 3, 2002 and recommenced trading on December 4, 2002 under the name of WMC Resources Ltd (WMC) and Alumina Limited (AWC).

Alumina Limited formally delisted from the NYSE prior to opening of trading on February 28, 2014. The Company immediately commenced trading on the OTC market under the ticker code: AWCMY.

As at March 31, 2014, 707,384 Alumina Limited fully paid ordinary shares were registered in the name of 204 residents of the United States and represented approximately 0.03% of the total number of Alumina Limited fully paid ordinary shares issued and outstanding. As at March 31, 2014, 15,227,994 Alumina Limited ADRs were outstanding (representing 60,911,976 Alumina Limited fully paid ordinary shares) and were registered in the name of 231 residents of the United States and represented approximately 2.17% of the total number of fully paid ordinary shares issued and outstanding.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ADDITIONAL INFORMATION

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Constitution (Memorandum and articles of association)

Alumina Limited’s corporate organisation and conduct are, together with applicable legal requirements, governed by its corporate constitution (the Constitution). Set forth below is a summary of the principal terms of the Constitution, and certain legal requirements.

Company Objects & Purposes

Alumina Limited is registered as a public company limited by shares under the Corporations Act 2001 of the Commonwealth of Australia (the Corporations Act) and is registered with Australian Business Number 85 004 820 419. It is listed on the Australian Securities Exchange (the ASX).

The Constitution was adopted by shareholders at the Annual General Meeting held on May 7, 2009. The Constitution does not specify Alumina Limited’s objects and purposes. Rather, under section 124 of the Corporations Act, Alumina Limited has the legal capacity and powers of an individual, and all the powers of a body corporate.

Directors’ Powers & Qualifications

Subject to the Corporations Act and the ASX listing rules (the Listing Rules), a director who has an interest in a matter may vote in respect of that matter if it comes before the directors, and be counted as part of the quorum (rule 59(b)(i)). Pursuant to section 195 of the Corporations Act, a director who has an interest in a matter is only permitted to vote in respect of that matter if either: that interest does not need to be disclosed to the other directors under the Corporations Act; or the directors who do not have an interest in the matter have passed a resolution that identifies the director, the nature of the director’s interest in the matter and its relation to the company, and also that the directors are satisfied that the interest should not disqualify the director from voting; or the Australian Securities and Investments Commission by declaration or order permits that to occur.

Directors are to be paid for their services. Each non-executive director is to be paid or provided remuneration for services, determined by the directors, at the time and in the manner determined by the directors, the total amount or value of which in any year may not exceed an amount approved by Alumina Limited in general meeting. An executive director may be appointed on terms as to remuneration, tenure of office and otherwise, as may be determined by the directors (rules 48(a), (b) and (g)).

The directors can be paid remuneration in kind (i.e. other than in cash), provided that any amount paid to a director other than in cash does not exceed in value the amount that they would be entitled to receive if the remuneration were paid in cash (rule 48(d)).

In addition, the directors are also entitled to be paid or reimbursed for all travelling and other expenses properly incurred by them in attending and returning from any meeting of the directors or of Alumina Limited (rule 48(e)).

If any director, with the approval of the directors, performs extra services or makes any special exertions for the benefit of Alumina Limited, that director may receive special and additional remuneration as determined by the directors, having regard to the value of the extra services or special exertions. Any special or additional remuneration must not include a commission on or percentage of profits or operating revenue or turnover (rule 48(f)).

The Constitution does not contain any age limit requirement for the retirement of directors.

Directors are not required to hold shares in the capital of Alumina Limited (rule 46).

A director may not hold office for a continuous period in excess of three years or past the third Annual General Meeting following the director’s appointment, whichever is the longer, without submitting for election or re-election. If no director would otherwise be required to submit for election or re-election but the Listing Rules

ADDITIONAL INFORMATION

require that an election of directors be held, the director to retire at the Annual General Meeting is the director who has been longest in office since their last election. Where the longest-serving directors were elected on the same day, absent agreement, the director to retire is determined by ballot (rule 47(a)).

Rights & Restrictions Attaching to Each Class of Shares

Alumina Limited has only one class of shares on issue, i.e. ordinary class. The rights attached to ordinary shares include the right to dividends in the event that the directors determine that a dividend is payable. The directors may fix the amount, the time for payment and the method of payment of a dividend. Dividends may be paid by the payment of cash, the issue of shares, the grant of options and the transfer of assets, including shares in another body corporate (or any combination of them) (rule 67(a)).

Subject to law, all unclaimed dividends may be invested or otherwise used by the directors for the benefit of Alumina Limited until claimed or disposed of according to law (rule 71(d)).

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

Dividends are not able to be paid by Alumina Limited unless:

•	Alumina Limited’s assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend;

•	the payment of the dividend is fair and reasonable to Alumina Limited’s shareholders as a whole; and

•	the payment of the dividend does not materially prejudice Alumina Limited’s ability to pay its creditors, (section 254T of the Corporations Act).

In the event of a winding up, ordinary shares rank equally in the division of any surplus (section 555 of the Corporations Act).

Shareholders cannot redeem ordinary shares.

The holders of fully paid ordinary shares have no further liability to Alumina Limited in respect of those shares. The holders of partly paid shares are liable to Alumina Limited once a call is made for the payment of the unpaid amount (rule 21(a)).

There is no provision in the Constitution which discriminates against an existing or prospective shareholder as a result of that shareholder owning a substantial number of shares unless such ownership leads to a proportional takeover bid (see heading Proportional Takeover Approval below).

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

ADDITIONAL INFORMATION

General Meetings of the Company

By a resolution of the directors, a general meeting of Alumina Limited may be convened at the time and place or places and in the manner determined by the directors. No shareholder may convene a general meeting of Alumina Limited unless entitled to do so under the Corporations Act (rule 30).

Where the company has called a general meeting, notice of the meeting may be given in the form and manner in which the directors determine (rule 31). At least 28 days’ notice must be given of a general meeting (section 249HA of the Corporations Act).

All shareholders may attend general meetings in person, or be represented by the attendance of a proxy, attorney or, where the shareholder is a body corporate, a representative, none of whom need be shareholders of Alumina Limited in their own right (rule 41).

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

Limitations on the Right to Own Securities

Alumina Limited’s Constitution does not impose limitations on the right to own securities.

However, the rights of non-resident or foreign shareholders to hold or exercise voting rights on Alumina Limited’s securities are subject to the Foreign Acquisitions and Takeovers Act 1975 of the Commonwealth of Australia. The Treasurer of the Australian Federal Government has the power to prohibit the acquisition of a controlling interest in any Australian company by a foreign person or foreign persons, if the Treasurer is of the opinion that the acquisition would be contrary to the national interest. For this purpose, a shareholding of 15% or more held by a single foreign person or 40% or more held by two or more foreign persons is deemed to constitute a controlling interest. The notion of a controlling interest is not restricted to actual shareholdings or voting power but includes potential voting power (i.e. voting power that may come into existence into the future) and rights to be issued shares in future such as options and convertible notes.

In addition, section 50 of the Competition and Consumer Act 2010 of the Commonwealth of Australia prohibits an acquisition of shares that would have the effect, or be likely to have the effect, of substantially lessening competition in any market for goods or services within Australia, unless the acquisition is authorised by the Australian Competition and Consumer Commission.

Finally, while not a direct limitation on the right to own securities, the Constitution does permit Alumina Limited to manage its shareholder base by selling the securities of a shareholder who holds less than a marketable parcel of securities, subject to certain procedures being followed (rule 76).

Proportional Takeover Approval

Where a proportional takeover bid is made under the Corporations Act for shares in Alumina Limited (i.e. a bid is made for a specified proportion, but not all, of each holder’s bid class shares), the registration of any transfer of shares giving effect to a takeover contract under the proportional takeover bid is prohibited unless and until a resolution to approve the proportional takeover bid is passed in accordance with rule 80 of the Constitution (rule 79). The resolution is to be considered at a meeting convened and conducted by Alumina Limited, of the persons entitled to vote on the resolution (rule 80(c)). The resolution is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one half (rule 80(d)). The provisions with respect to proportional takeover bids (i.e. rules 79 and 80) cease to have effect on the third anniversary of the date of their adoption or last renewal. The provisions were last adopted by shareholders on May 2, 2012, therefore they will operate until May 2, 2015, unless renewed earlier.

ADDITIONAL INFORMATION

Disclosure of Share Ownership

The Constitution does not prescribe an ownership threshold above which shareholders must disclose their holding to Alumina Limited. However, Part 6C.1 of the Corporations Act imposes disclosure requirements on persons who acquire or cease to hold a substantial holding in Alumina Limited (see section 9 of the Corporations Act for the definition of substantial holding). The disclosure must be given to Alumina Limited and the ASX within the prescribed time.

Changes in Share Capital

Alumina Limited may reduce or alter its share capital in any manner provided for by the Corporations Act (rule 29).

Alumina Limited may reduce its share capital or buy back shares in accordance with the Corporations Act.

C. Material Contracts

Formation Agreement among Aluminum Company of America, Alcoa International Holdings Corporation, ASC Aluminium Inc., Alumina Limited and certain subsidiaries of the companies that established AWAC.

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

(a) Enterprise

AWAC is comprised of a series of affiliated operating entities in which Alcoa has a 60% interest and Alumina Limited a 40% interest. Alcoa acquired 9% of AofA and Alumina Limited acquired a 40% interest in the other Alcoa affiliated operating entities and assets included within AWAC, upon its formation. Alumina Limited has acquired a 40% interest in AWAC entities and assets acquired (such as that of San Ciprian) since AWAC’s formation.

(b) Consideration

On January 1, 1995, Alumina Limited paid to Alcoa approximately $386 million and transferred 9% of AofA to Alcoa. Alumina Limited contributed an additional sum of approximately $120 million to AWAC which was repaid during the course of initial establishment and operation of AWAC and for further acquisitions. Alcoa was also to receive additional compensation based upon the future earnings of AWAC’s alumina-based industrial chemicals operations if the earnings exceeded performance targets for the period 1995-1999 (inclusive). Since the growth plan for the alumina-based chemicals business was not achieved, this additional compensation was not required to be paid by WMC.

(c) Enterprise Scope

The scope of AWAC includes the following:

Bauxite and alumina: the exploration, searching and prospecting for and the mining of bauxite and other aluminous ores as well as the refining and other processing of these ores into alumina.

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

ADDITIONAL INFORMATION

(e) Role of the parties

Industrial leader

Under the general direction of the Strategic Council, Alcoa is the ‘industrial leader’ and provides the operational management of AWAC and of all affiliated operating entities within AWAC, unless Alcoa requests Alumina Limited to manage a particular operation.

Strategic Council

The Strategic Council is the principal forum for Alcoa and Alumina Limited to provide direction and counsel to the AWAC entities in respect of strategic and policy matters. The Alcoa and Alumina Limited representatives on the boards of the AWAC entities are required, subject to their general fiduciary duties, to carry out the directions and the decisions of the Strategic Council. The Strategic Council has five members, three appointed by Alcoa (of which one is Chairman) and two by Alumina Limited (of which one is the Deputy Chairman). Decisions are made by majority vote except for matters which require a ‘super majority’ vote, which is a vote of 80% of the members appointed to the Strategic Council.

The following decisions require a super majority vote:

•	a change of the scope of AWAC;

•	a change in the dividend policy;

•	sale of all or a majority of the assets of AWAC;

•	equity calls on behalf of AWAC totalling in any one year in excess of $1 billion; and

•	loans to Alcoa or Alumina Limited, or their respective affiliates by AWAC (including loans between AWAC entities).

The Strategic Council meets as frequently as the Chairman after consultation with the Deputy Chairman determines, but meetings of the Council must be held at least twice a year. The Deputy Chairman may require additional meetings to be held.

Other management and personnel roles

Alumina Limited is entitled to representation in proportion to its ownership interest on the board of each entity in the AWAC structure, including AofA. In addition to the Strategic Council meetings, meetings of key AWAC subsidiary companies (with representatives from Alcoa and Alumina Limited) are held typically up to four times a year ..

(f) Exclusive Vehicle

AWAC is the exclusive vehicle for the pursuit of Alumina Limited’s and Alcoa’s (and their affiliates as defined) interests in the bauxite, alumina and inorganic industrial (alumina-based) chemicals businesses included within the scope of AWAC, and neither party can compete, within that scope, with AWAC so long as they maintain an ownership interest in AWAC. In addition, Alumina Limited may not compete with the businesses of the integrated operations of AWAC (being the primary aluminium smelting and fabricating facilities and certain ancillary facilities that exist at the formation of AWAC).

If either party acquires a new business which has as a secondary component a bauxite, alumina or inorganic industrial chemicals business included within the scope of AWAC, that business must be offered to AWAC for purchase at its acquisition cost or, if not separately valued, at a value based on an independent appraisal of the business. If the companies within AWAC and the Strategic Council elect not to accept the offer, the business must be divested by Alcoa or Alumina Limited (as the case may be) to a third party that is not an affiliate.

Smelting is not subject to these exclusivity provisions, although there are certain smelting assets in AWAC, primarily those in AofA in which Alumina Limited already had an interest at the time AWAC was formed.

It should be noted that the AWAC Agreements do not expressly address the position of an acquirer of Alumina Limited or Alcoa, where that acquirer already operates a bauxite, alumina or industrial (alumina-based) chemicals business. Such an acquirer would be an ‘affiliate’ of Alumina Limited or Alcoa (as relevant) and therefore the exclusive vehicle provisions of the AWAC agreements would apply. However, the agreements are silent on the action

ADDITIONAL INFORMATION

that Alumina Limited or Alcoa (as relevant) and the acquirer must take. The relevant business could be offered to AWAC for purchase, with the value to be agreed. Alternatively, the acquirer might divest itself of the relevant business or undertake some other action consistent with the exclusive vehicle provisions of the AWAC Agreements.

(g) Capital requirements

The cash flow of AWAC and borrowings are the preferred sources of funding for the needs of AWAC. Should the aggregate annual capital budget of AWAC require an equity contribution from Alcoa and Alumina Limited, the following limits apply:

(i)	With respect to amounts up to $500 million in annual equity requested to be contributed in total by Alcoa and Alumina Limited to AWAC (including amounts requested pursuant to paragraphs (g)(ii) and (g)(iii)), each party must contribute its proportionate share based on its current ownership in AWAC. If either party does not contribute its proportionate share, the other party may make up the contribution, in addition to its own contribution, and the non-contributing party’s interest in AWAC will be diluted in accordance with an agreed formula.

(ii)	With respect to annual equity requests in excess of $500 million but less than $1 billion, each party must declare within 30 days of when the equity request is made if it has the ability to fund its share of the request and, if so, each party must contribute its proportionate share. Should Alumina Limited be unable to contribute the full amount of the equity in the year required, the parties will work together to find alternative interim external financing arrangements reasonably acceptable to Alumina Limited for AWAC or for Alumina Limited, or Alumina Limited may choose to have its interest in AWAC diluted in accordance with the formula noted above. If alternative external financing is not acceptable to Alumina Limited, Alcoa may fund the Alumina Limited proportionate share and this contribution will be deemed to be a loan by Alcoa to Alumina Limited at the current market rate for Alcoa’s long-term borrowings. Alumina Limited must repay the amount contributed on its behalf in a period not to exceed one year. If either party does not contribute its share or Alumina Limited does not repay the loan after one year and contribute its share, the dilution provision referred to above applies.

(iii)	With respect to annual equity requests in excess of $1 billion approved by a super majority vote, each party must contribute its proportionate share. However, if Alumina Limited is unable to contribute the full amount of the equity in the year required, the parties must work together to find alternative financing arrangements reasonably acceptable to Alumina Limited for AWAC or for Alumina Limited. If Alumina Limited does not contribute the balance of its full proportionate share, Alcoa may make, and must be compensated for, all or part of the remaining contribution in Alumina Limited’s place. However, if this occurs, Alumina Limited’s interest in AWAC will only be diluted in accordance with the dilution provision referred to in paragraph (i) above in respect of Alcoa’s contribution to the capital requirements up to $1 billion. If Alcoa elects to proceed, Alcoa and Alumina Limited will review the mechanism to compensate Alcoa for its excess contribution, which may include a disproportionate allocation of returns associated with the excess contribution.

(iv)	The $500 million and $1 billion will be increased by the amount of quarterly dividends paid in the relevant financial year with respect to valid calls that are funded by equity contributions (or if funded only in part by equity contributions, to the extent of such equity funding) in accordance with clause 4.4(b) of the Enterprise Funding Agreement (see the Enterprise Funding Agreement attached hereto as Exhibit 4.1.12 for further clarification).

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

(j) Pre-formation liabilities

Where AWAC sustains an extraordinary liability (described below), Alcoa and Alumina Limited must, to the extent of their preformation ownership interest, indemnify, reimburse and hold harmless AWAC for such extraordinary liability. Certain matters including litigation, environmental and industrial hygiene matters, and non-compliances with government regulations or permits are identified and responsibility allocated in the AWAC Agreements. An extraordinary liability is:

•	a liability to a third party claim at law or in equity

•	a claim by any government or governmental agency

•	an environmental liability

•	an industrial disease or personal injury which relates to an act or omission that occurred totally or partially during a period prior to Formation date.

To be subject to the indemnity a claim or a series of quarterly related claims (other than those specifically identified and referred to in the AWAC Agreements) must exceed an initial threshold amount of $250,000. For liabilities that involve both activities or operations before and after the formation of AWAC, the liabilities are allocated by applicable methods as provided in schedules to the AWAC Agreements or, if none of those methods are relevant, by a fair and reasonable allocation of the responsibility for the extraordinary liability (based on an assessment of the respective contributions to the extraordinary liability by pre-formation and post-formation activities among AWAC, Alcoa and Alumina Limited).

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

(k) Alumina Limited pre-payment for AofA liabilities

By an amending agreement dated 31 December 1995, Alcoa’s purchase price for Alumina Limited’s 9% of AofA was adjusted, with such adjustment being in full satisfaction of Alumina Limited’s indemnity obligations for environmental extraordinary liabilities’ (as defined in the AWAC Agreements and described above) that should reasonably have been known, or for known environmental extraordinary liabilities, at plants in Australia, except for the cost of reclaiming spent pot lining stored at Portland. Alcoa assumed obligations to indemnify Alumina Limited for any such extraordinary liabilities.

(l) Dispute resolution

The AWAC Agreements’ mechanism prescribes for the resolution of ‘all disputes, difference, controversies or claims’ between the parties in relation to AWAC. The mechanism employs an escalating procedure for resolution.

(m) Transfer of interests

Rights of first refusal apply in relation to Alumina Limited and Alcoa’s interests in AWAC, or their affiliated holding interests in AWAC.

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

Any increase or decrease in AWAC interests must be proportionate across all entities in AWAC unless the increase or decrease was the involuntary consequence of government action, in which case Alumina Limited and Alcoa must consult as to the appropriate course of action.

There is no change of control clause triggered by an upstream change of control of Alumina Limited or Alcoa.

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

Subscription Agreement

CITIC Resources Australia Pty Ltd, an indirect wholly-owned subsidiary of CITIC Resources Holdings Limited, and Bestbuy Overseas Co Ltd, an indirect wholly-owned subsidiary of CITIC Limited (the CITIC entities) subscribed for 366,029,428 fully paid ordinary shares in Alumina Limited, being 15% of Alumina Limited’s then current capital base, representing 13.04% of Alumina Limited’s capital base following completion (the Placement). The Placement raised approximately A$452 million, based on an issue price of A$1.235 per share.

The CITIC entities agree that their voting power and economic interest in the Company will not, without the Company’s prior written approval, exceed 15% for two years from February 14, 2013 and thereafter will not exceed 19.9% (subject to some exceptions relating to takeovers, schemes of arrangements and capital raising). The CITIC entities may, if interested in acquiring more shares in the Company, in the two years from February 14, 2013, undertake discussions in good faith with the Company and the Company will give consideration to such acquisition. The CITIC entities are subject to certain limitations in their right to dispose of the shares subscribed for, in the two years from February 14, 2013.

Alumina Limited was obliged to procure by March 15, 2013, the appointment of one nominee of the CITIC entities as a director of the Company to fill a casual vacancy on the Board.

D. Exchange Controls

Various Australian legislation and regulations control the import and export of capital and remittance of payments involving non-residents of Australia.

These include the Banking (Foreign Exchange) Regulations 1959 (Cth), counter-terrorism financing legislation and tax-related legislation and regulations. Alumina Limited is not generally restricted from receiving funds into or transferring funds from Australia to the credit of non-residents of Australia but in certain cases is required to:

(i)	withhold Australian taxes

(ii)	obtain the Reserve Bank of Australia’s authority to take or send out of Australia any Australian or foreign currency

(iii)	obtain the Reserve Bank of Australia’s authority to place any sum in Australia to the credit of, or make any payment in Australia to, by order of or on behalf of, a person who is not a resident of Australia

(iv)	lodge a report of the transaction details.

Furthermore, under the Autonomous Sanctions Act 2011 (Cth), the Governor-General, in consultation with the Minister, may make regulations prescribing foreign persons or entities, either for specific purposes or more generally, or restricting dealings with assets and the supply, sale or transfer of goods and services to certain countries (which would include Ordinary Shares of the Company and remittance of associated payments by Alumina Limited). Under the Autonomous Sanctions Regulations 2011 (Cth), Alumina Limited must not directly or indirectly make an asset available to, or for the benefit of, or hold or use an asset belonging to:

•	certain figures, sub-groups or individuals currently or formerly associated with the ruling regime in Burma (Myanmar)

ADDITIONAL INFORMATION

•	a person or entity that the Minister is satisfied is associated with the weapons of mass-destruction program or missiles program of the Democratic People’s Republic of Korea (i.e. North Korea)

•

a person who has been indicted for an offence within the jurisdiction of the International Criminal Tribunal for the former Yugoslavia (ICTY), is subject to an Interpol arrest warrant for an offence within the jurisdiction of the ICTY, is suspected of assisting a person who is indicted by the ICTY and not currently detained by the ICTY, or that the Minister is satisfied is a supporter of the former regime of Slobodan Milosevic

•

Commodore Josaia Voreque Bainimarama of Fiji, a supporter of his coup, an officer or member of the Republic of Fiji Military Forces, a member of the judiciary of Fiji, or a person appointed by the interim government and engaged in a role on a government or quasi-government board or as a senior public servant

•	a person or entity that the Minister is satisfied is associated is associated with Iran’s nuclear and missile programs or assisting Iran to violate its sanctions obligations

•

a person or entity that the Minister is satisfied was a close associate of the former Qadhafi (Gaddafi) regime in Libya, under the control of a member of the Qadhafi family, or has assisted Libya to violate its sanctions obligations

•	a person that the Minister is satisfied is responsible for human rights abuses in Syria or providing support to the Syrian regime

•	a person or entity that the Minister is satisfied is engaged in, or has engaged in, activities that seriously undermine democracy, respect for human rights and the rule of law in Zimbabwe.

The Autonomous Sanctions Regulations 2011 (Cth) also prohibit Alumina Limited from having certain commercial dealings with defined people which may affect the export or payment of capital. Under the regulations, Alumina Limited must not:

•

supply, sell or transfer goods (including foreign currency) to another person that will be transferred, as a direct or indirect result of the supply, sale or transfer, to Burma (Myanmar), Fiji, Iran, Syria or Zimbabwe for use in those countries, or for the benefit of those countries

•

provide a sanctioned service, including financial assistance or a financial service, if it assists with or is provided in relation to a military activity, or the manufacture, maintenance or use of an export sanctioned good, in any of Burma (Myanmar), Fiji, Iran, Syria or Zimbabwe

•

engage in a sanctioned commercial activity with, including the acquisition of an interest in, the extension of an interest in, the establishment of a joint venture with, the participation in a joint venture with or the granting of a financial loan or credit to, certain Iranian and Syrian entities.

The Charter of the United Nations Act 1945 (Cth) and the Charter of the United Nations (Dealing with Assets) Regulations 2008 (Cth) (the Regulations) also regulate certain transactions with designated foreign persons. The Charter of the United Nations Act 1945 (Cth) and the Regulations enable Australia to give effect to decisions made by the United Nations Security Council. The Regulations accommodate provisions in the Charter of the United Nations Act 1945 (Cth) which prohibit individuals or corporations from engaging in activities which contravene a United Nations sanction in force in Australia. The Regulations also give broad effect to Resolutions of the United Nations Security Council (including the United Nations Security Council Resolution 1373 (2001) pertaining to terrorism) which impose obligations on member states to freeze funds, financial assets and economic resources within their territories and prevent the use of or dealing with funds, financial assets or economic resources by, or the making of funds, financial assets or economic resources available to, any person or entity (including certain persons and entities engaged in terrorist acts) specified by the United Nations Security Council as being subject to such sanctions. Transactions that involve a transfer of assets (which would include Ordinary Shares in the Company) to or from persons or entities listed under the Charter of the United Nations Act 1945 (Cth) or the Regulations require ministerial approval.

The Regulations apply to all individuals and entities defined by the Minister for Foreign Affairs of the Commonwealth of Australia as having met the definition established by the United Nations Security Council. That definition includes certain named individuals or entities prescribed by the United Nations Security Council as being subject to financial sanctions associated with:

•	Al Qaida (also known as the Al-Qaeda organization) or other individuals, groups or entities associated with it

ADDITIONAL INFORMATION

•	The Taliban or other individuals, groups or entities associated with it

•

The former regime in Iraq, including certain named individuals or entities previously associated with Saddam Hussein, certain named senior officials of the previous regime (including members of their immediate family), and certain named entities owned or controlled, directly or indirectly, by them or others acting on their behalf or under their instruction

•	Liberia, including former Liberian President Charles Taylor and his associates

•	The former Qadhafi (Gaddafi) regime in Libya

•	Côte d’Ivoire, the Democratic People’s Republic of Korea (i.e. North Korea), the Democratic Republic of the Congo, Iran, Lebanon, Sudan, Somalia or Eritrea.

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

In addition, more general limitations under Australian laws, on the right of non-residents to acquire, hold or vote Ordinary Shares in the Company, exist under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (the Foreign Acquisitions Act) and section 606 of the Corporations Act 2001 (Cth) (the Corporations Act).

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

ADDITIONAL INFORMATION

Commonwealth of Australia Taxation

The dividend imputation system of company tax relieves double taxation on dividends paid by Australian resident corporations. Under this system, companies are required to identify dividends paid as either franked or unfranked dividends. Franked dividends are those treated as being paid out of profits which have borne Australian corporate tax (i.e. to which franking credits have been allocated) while unfranked dividends are treated as being paid out of untaxed profits. The Australian corporate tax rate is 30%. Franked dividends paid to non-residents are exempt from withholding tax but unfranked (or partly franked) dividends are subject to withholding tax, generally at 15% on the unfranked amount.

Where income distributed is unfranked, the distribution would normally be subject to withholding tax, unless the distributions are declared to be conduit foreign income. Broadly conduit foreign income is foreign income and gains that are earned by or through an Australian corporate tax entity that are exempt from Australian tax on receipt. The conduit foreign income rules provide an exemption from dividend withholding tax on distributions made to non-residents to the extent the amounts are declared to be conduit foreign income. As Alumina Limited derives conduit foreign income from its overseas investments, when dividends paid to non-resident shareholders are declared to be conduit foreign income, the dividend will not attract withholding tax even if unfranked.

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

Despite the amendment to the Australian Corporations law, the Australian tax legislation has not been similarly updated, and still essentially requires that dividends be paid out of profits. Even though the three-part test under the Corporations law takes precedence, the Australian Taxation Office have outlined a view that the three-part Corporations law test should be applied in addition to the out of profits test under the tax legislation. However, as this potential inconsistency has yet to be addressed by the Australian courts, there is some uncertainty as to the exact requirements for paying a dividend at present for Australian taxation purposes, and in identifying whether dividends paid are franked or unfranked dividends.

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

Under the provisions of the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the Treaty) from July 1 2003 the withholding tax rate on dividends is 5% of the gross amount of the dividends where the beneficial corporate shareholder entitled to the dividends holds directly at least 10% of the voting power in the company. This rate is reduced to nil in certain circumstances for certain corporate beneficial shareholders who own at least 80% of the voting shares. For other shareholders the withholding tax rate will be 15% by virtue of the Treaty. As mentioned above, franked dividends will not be subject to withholding tax.

A United States citizen who is resident in Australia, or a United States corporation that is resident in Australia (by reason of carrying on business in Australia and being managed or controlled in Australia or having its voting power controlled by shareholders who are residents of Australia) holding ADS or ordinary shares as capital assets, may be liable for Australian capital gains tax (CGT) on the disposal of our ADS or ordinary shares.

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

Under current Australian law, no income or other tax is payable on any profit on disposal of the ADS or ordinary shares held by persons who are residents of the United States within the meaning of the Treaty except:

•

if the person (together with associates, if any) held 10% or more (by value) of the issued Alumina Limited shares (including via ADS) at the time of the disposal or for any continuous 12 month period within the two years preceding the disposal, and the value of such interests is wholly or principally attributed to Taxable Australian Real Property(TARP). Up until the 2013 Federal Budget, TARP assets were defined as Australian land interests and mining, quarrying and prospecting rights over Australian resources. The Federal Government announced, in the May 2013 Budget a proposed amendment to apply from May 14, 2013 where mining, quarrying or prospecting information and goodwill connected to the mining right will be valued within the mining rights to which they relate. Effectively this means that mining information and intangibles will count towards the TARP assets of the entity.

•	if the ADS or Ordinary Shares have been used by the person in carrying on a trade or business wholly or partly at or through a permanent establishment in Australia.

Different rules will apply to persons and corporations which are not residents of the United States.

Australia does not impose gift, estate or inheritance taxes in relation to gifts of shares or upon the death of a shareholder.

Australian Good and Services tax (GST)

Neither the issue nor transfer of an ADS or our Ordinary Shares or the payment or receipt of a dividend will give rise to a liability to goods and services tax in Australia.

Australian Stamp Duty

No Australian stamp duty will be payable on the issue or transfer of an ADS in Alumina Limited or the transfer of our Ordinary Shares in Alumina Limited.

Minerals Resource Rent Tax (MRRT)

The Australian Federal Government has introduced a Minerals Resource Rent Tax (MRRT), which applies from July 1, 2012. As the MRRT applies to mined iron ore and coal it does not apply to the minerals (primarily bauxite) that alumina mines. Therefore, it is anticipated that there will be no direct impact on Alumina Limited. In addition, the current Government announced on October 24, 2013 that it will seek to repeal the MRRT law with effect from July 1, 2014.

Carbon Tax

The Australian Federal Government introduced the carbon pricing scheme, which commenced on July 1, 2012. The scheme operates in two phases: a fixed (but increasing) carbon permit price which commenced on July 1, 2012 to be followed by a floating price phase from July 1, 2015.

Corporations operating facilities that generate more than 25,000 tonnes of carbon dioxide emissions annually will be required to surrender permits under this regime. The carbon permit price has been fixed at $23 per tonne in 2012-13, $24.15 in 2013-14 and $25.40 in 2014-15. A cap-and-trade and floor emissions trading scheme is to apply from July 1, 2015 onwards. Originally there was to be a starting floor price of $15 per tonne, however this plan has since been abandoned. From July 1, 2015, Australian businesses will be able to buy permits from the EU scheme (but EU businesses will not be able to buy Australian permits). At a date no later than July 1, 2018, a full two-way link will be established, whereby businesses from either jurisdiction will be allowed to buy permits from each other.

ADDITIONAL INFORMATION

Transitional assistance is to be provided under the Jobs and Competitiveness Program in the three years to 2015. The assistance will be in the form of free permits (reducing by 1.3% per annum) at 94.5% and grants to increase energy efficiency. Assistance is based on an entity’s specific activities of which aluminium smelting is one category which is eligible for assistance.

As part of these measures, there will also be reductions in the fuel tax credit scheme. The reductions have been fixed from the first three years commencing July 1, 2012 and will move to a flexible price period from July 1, 2015 where fuel tax credits will be determined bi-annually.

However on November 13, 2013 the current Federal Government introduced a series of bills into parliament to repeal the carbon tax from July 1, 2014. If passed, the proposed legislation will remove the equivalent carbon pricing mechanism from July 1 ,2014. The bills included the following components:

industry assistance provided under the Jobs and Competiveness Program would continue in 2013-2014, but there would be a “true up” process for any under or over allocation of free units issued under the Jobs and Competiveness Program it envisaged that direct or indirect linking of the carbon pricing scheme with international emissions trading schemes (e.g. EU businesses) will no longer occur and amendments would be to reflect this (e.g. deleting references to “prescribed international units”).

United States Federal Income Tax Consequences

The following discussion is a summary of the material United States federal income tax consequences of owning Ordinary Shares or ADS. The discussion below, except where specifically noted, does not address the effects of any state, local or non-United States tax laws. In addition, it applies to you only if you hold your Ordinary Shares or ADS as a capital asset, and does not address the tax consequences that may be relevant to you in light of your particular circumstances. Moreover, it does not apply to you if you are not a U.S. person, as defined below, or if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings

•	a financial institution

•	a life insurance company

•	a tax-exempt organization

•	a person liable for alternative minimum tax

•	a person that holds Ordinary Shares or ADS as part of a straddle or a hedging or conversion transaction

•	a person that actually or constructively owns 10% or more of the voting shares of Alumina Limited

•	a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes

•	a person whose “functional currency” is not the United States dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the Code), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are:

•	a citizen or resident of the United States

ADDITIONAL INFORMATION

•	a corporation created or organized in the United States or under the law of the United States or any state of the United States

•	an estate, the income of which is subject to United States federal income taxation regardless of its source

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

Certain qualifying dividend distributions are taxable to non-corporate U.S. Holders at preferential rates applicable to long-term capital gains. Alumina Limited believes that the dividends on ADS will qualify for these preferential rates if the taxpayer meets the required holding period. In order for the dividends on the ADS to qualify, taxpayers must hold the ADS for at least 61 days during the 121 day period beginning 60 days before the ex-dividend date. In order for dividends paid by foreign corporations to qualify for the preferential rates, the foreign corporation must meet certain requirements, including that it not be classified as a passive foreign investment company for United States federal income tax purposes in either the taxable year of the distribution or the preceding taxable year. As discussed further below, Alumina Limited believes that its Ordinary Shares or ADS will not be treated as shares of a passive foreign investment company, but this conclusion is a factual determination that is made annually and thus may be subject to change.

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

ADDITIONAL INFORMATION

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

Passive Foreign Investment Company Rules

Alumina Limited believes that its Ordinary Shares or ADS will not be treated as shares of a passive foreign investment company, or “PFIC,” for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

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

F. Dividends and Paying Agents

Not applicable.

ADDITIONAL INFORMATION

G. Statements by Experts

Not applicable.

H. Documents on Display

It is possible to read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the Securities and Exchange Commission (SEC) at the SEC’s public reference room located at 100 F Street NE Washington D.C. 20549. Please telephone the SEC at 1-800-SEC-0330 or access the SEC website (www.sec.gov) for further information.

I. Subsidiary Information

All controlled entities are wholly owned, unless otherwise indicated. Alumina Limited’s significant subsidiaries are described in Item 4C – “Key Information – Organizational Structure”. The following is a list of all entities controlled by Alumina Limited as of March 31, 2014.

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

A. Quantitative Information about Market Risk

Continuing operations

Alumina Limited’s policy is generally not to hedge its commodity or currency exposure other than to secure the US dollar value of dividend payments and foreign currency borrowings. This policy is reviewed periodically. AWAC has previously sought to manage its exposure to both the aluminium price and exchange rates through the use of derivative products. AWAC anticipates the continued requirement to sell alumina and aluminium and purchase other commodities, such as natural gas and fuel oil, for its operations. In 2012, AWAC entered in to option collar contracts for some of the gas requirements for the Point Comfort refinery over the period from April 2012 to December 2014. These option contracts have since been extended to cover the period to December 2015. AWAC is also subject to exposure from fluctuations in foreign currency exchange rates. Foreign exchange contracts may be used from time to time to hedge the variability in cash flows from the forecasted payment or receipt of currencies other than the functional currency.

The Group is exposed to commodity price risk through its investment in AWAC. AWAC manages commodity price risk through long-term purchase contracts for some input costs. Some energy price risk is managed through short-term commodity hedges.

Exchange Rate Risk

Foreign currency risk relates to Alumina Limited’s exposure to changes in exchange rates. AWAC’s revenue streams are significantly derived from the sale of its commodity production in US dollars. AWAC’s Australian operations declare dividends payable to Alumina Limited in Australian dollars and the amount of US dollar revenue Alumina Limited receives fluctuates with the moving AUD/USD exchange rate.

Alumina Limited’s 2014 earnings sensitivities, based on 2013 earnings and 2013 average A$/US$ exchange rates is that each one cent movement in the average Australian dollar/US dollar exchange rate is expected to impact earnings by approximately $12 million before tax.

Further sensitivity analysis in relation to exchange rate risk can be found in Note 2 to the Financial Report on page F-16.

Interest rate risk

Interest rate risk refers to Alumina Limited’s exposure to movements in interest rates. Alumina Limited is primarily exposed to interest rate risk on its outstanding interest bearing liabilities, primarily determined by US$ interest rates. As the interest rates fluctuate, the amount of interest payable on debt balances where the interest rate is not fixed will also fluctuate. Sensitivity analysis in relation to interest rate risk can be found in Note 2 to the Financial Report on page F-16.

Funding facilities were restructured during 2013 and 2012, to provide greater diversity of funding sources, smaller annual refinancing requirements and to extend the company’s maturity profile.

As at December 31, 2013, the Alumina Group had short term bank debt outstanding totaling $50.6 million and long term debt outstanding totaled $108.6 million.

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

AVERAGE QUARTERLY PRICES

Financial Year Ended	Aluminium London Metal Exchange US$/lb	Platts Alumina price[1] FOB Australia US$/t
December 31, 2009
First Quarter	0.64
Second Quarter	0.69
Third Quarter	0.83
Fourth Quarter	0.92
December 31, 2010
First Quarter	0.99
Second Quarter	0.96
Third Quarter	0.96
Fourth Quarter	1.07
December 31, 2011
First Quarter	1.15	378.56
Second Quarter	1.19	407.96
Third Quarter	1.10	380.83
Fourth Quarter	0.96	350.27
December 31, 2012
First Quarter	1.01	312.42
Second Quarter	0.92	319.05
Third Quarter	0.88	313.06
Fourth Quarter	0.91	323.44
December 31, 2013
First Quarter	0.93	338.40
Second Quarter	0.85	329.66
Third Quarter	0.83	320.00
Fourth Quarter	0.82	318.95
First Quarter 2014	0.79	330.44

As at December 31, 2013, Alumina Limited and its subsidiaries had no outstanding hedge contracts over future sales of alumina or aluminium.

1 2011 is the first full calendar year this data was available.

Interest rate and cross-currency swaps

As part of the BNDES financing, Alumina Limited had Cross Currency Interest Rate Swaps (CCIRS) during 2013 and 2012 for the whole amount of the BRL denominated tranche to manage the exposure to BRL interest rates over the life of the loan. Alumina Limited used CCIRS during 2009 to manage the interest rate swap exposure between EUR and AUD on EUR denominated assets.

As at December 31, 2013 the only cross-currency swaps in place were in relation to the BNDES financing.

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

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. Depositary Fees and Charges

Alumina Limited has appointed The Bank of New York Mellon (Depositary) as its depositary pursuant to its American Depositary Receipt (ADR) program for Alumina Limited. The ADRs are traded under the code AWC on the New York Stock Exchange and the underlying security is the Alumina Limited ordinary share on the Australian Securities Exchange. Each ADR represents four Alumina Limited ordinary shares.

Under the terms of the Deposit Agreement, dated October 6, 1989, as amended and restated on December 4, 2002 and as amended and restated as of January 17, 2008 between Alumina Limited and the Depositary, each ADR holder may have to pay the following service fees to the Depositary:

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

Depositary Payments – Financial Year ended December 31, 2013

The Depositary reimburses Alumina Limited for certain expenses it incurs in connection with the ADR program, subject to a ceiling determined by the Depositary from time to time and agreed by Alumina Limited. The table below sets forth the types of expenses that the Depositary has agreed to reimburse, and the invoices relating to the year ended December 31, 2013 that were reimbursed:

Category of expense reimbursed to Alumina Limited	Amount reimbursed for the year ended December 31, 2013 $
NYSE Listing Fee	$42,000
Distribution of AGM/proxy material	Nil
Legal fees	Nil
Printing costs in relation to SEC filings	$24,708

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

A. Disclosure Controls and Procedures

Under the supervision and with the participation of Alumina Limited’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of Alumina Limited’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)), as of December 31, 2013. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as at December 31, 2013, in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to Alumina Limited’s management, as appropriate to allow timely decisions regarding disclosure.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Alumina Limited’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Alumina Limited’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Alumina Limited’s management under the supervision of and with the participation of the Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of its internal control over financial reporting based on the criteria in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that Alumina Limited’s internal control over financial reporting was effective as of December 31, 2013.

C. Attestation Report of the Registered Public Accounting Firm

Alumina Limited’s internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears on page F-38 herein.

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board has determined that as from January 1, 2014, Mr Peter Day is an “audit committee financial expert” as required by the New York Stock Exchange listing standards. Mr Peter Wasow was previously considered an “audit committee financial expert” until he relinquished his membership of the Audit Committee on November 27, 2013. Mr Day is considered independent under the independence requirements of the New York Stock Exchange corporate governance standards. Although the board of directors has determined that Mr Day has the requisite attributes defined under the rules of the Securities and Exchange Commission, his responsibilities are the same as those of the other audit committee members. He is not an auditor or accountant, does not perform “field work” and is not a full-time employee. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert. The audit committee is responsible for oversight of management in the preparation of our financial statements and financial disclosures. The audit committee relies on the information provided by management and the independent auditors. The audit committee does not have the duty to plan or conduct audits. A copy of our Audit Committee Charter is available from our web site at www.aluminalimited.com. This link is an inactive textual link for reference only.

ITEM 16B.	CODE OF ETHICS

Alumina Limited has established overarching values that form the ethical framework for the Company’s Code of Conduct. The Code of Conduct drives the way in which Alumina Limited conducts its business and behavior. The Code of Conduct was developed by aligning the Company’s agreed core values with best practice corporate governance models. The Code applies to all directors, employees and contractors. The Code of Conduct is reviewed regularly to ensure it is relevant and accurately reflects best practice principles.

This Code of Conduct is available from our web site at www.aluminalimited.com. This link is an inactive textual link for reference only. Alumina Limited will provide any person without charge, upon request, a copy of the Code of Conduct. Copies of the Code can be requested by contacting Colin Hendry T: +61 (0) 3 86992600, E: colin.hendry@aluminalimited.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Summary of Fees

During the year the following fees were paid or payable for services provided by the auditor of the Group, and its related practices:

	$ 000’s
	2013	2012
PricewaterhouseCoopers Australia:
Audit and review of the financial reports	726	865
Other assurance services	116	4

Related practices of PricewaterhouseCoopers Australia:
Overseas taxation services	16	16

Total	858	885

Audit Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filing engagements for 2013 and 2012 are approximately $726,000 and $865,000 respectively.

Audit Related Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported under Audit Fees and Tax Fees are approximately $116,000 in 2013 and $4,000 in 2012. The nature of services comprising the fees disclosed under this category is related to Capital Market Services, International Financial Reporting Standards and other sundry agreed upon procedure engagements.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for tax services by the principal accountant that are not related to the performance of the audit or review of Alumina Limited’s financial statements and are not reported under Audit Fees are approximately $16,000 in both 2013 and 2012. The nature of services comprising the fees disclosed under this category is for tax compliance work in relation to Alumina Limited’s subsidiaries incorporated in the UK.

Pre-Approval Policies

The policy Alumina Limited has adopted for pre-approval of non-audit services to be performed by our independent registered public accounting firm, PricewaterhouseCoopers (PwC) is as follows:

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

ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY ALUMINA LIMITED AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

The NYSE Listing Rules, Section 303A, have a broad regime of corporate governance requirements for NYSE-listed companies. Under the NYSE Listing Rules foreign private issuers, such as Alumina Limited, are permitted to follow home country practice in lieu of the requirements of Section 303A, except for the Listing Rule relating to compliance with Rule 10A-3 of the Securities Exchange Act of 1934 and certain notification provisions contained in Section 303A of the Listing Rules. Section 303A.11 of the Listing Rules, however, requires us to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE Listing Rules. We have compared our corporate governance practices to the requirements of the Section 303A of the NYSE Listing Rules that would otherwise currently apply to foreign private issuers and note the following significant differences:

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

Not applicable, as Alumina Limited complies with Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements and Financial Statement Schedules

The attached Consolidated Financial Statements and Financial Statement schedules, pages F-1-F-85, with a full index on page F-2, together with the Reports of Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report and are incorporated herein by reference.

Schedule A

ITEM 19.	EXHIBITS

Exhibit 1 – Constitution of Alumina Limited***

Exhibit 4 – Material contracts 4.1 The Alcoa World Alumina and Chemicals (AWAC) Agreements (incorporated by reference to Exhibit 4 to Alumina Limited’s (formerly known as WMC Limited) Annual Report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Commission on April 4, 2002). These Agreements comprise:

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

Exhibit 9 – Schedules to AWAC Formation Agreement

Exhibit 12 – Certifications

12.1	Certification by CEO, Peter Wasow

12.2	Certification by CFO, Chris Thiris

Exhibit 13 – Certifications

13.1	Certification by CEO, Peter Wasow

13.2	Certification by CFO, Chris Thiris

Exhibit 99

99.1	Maps of certain bauxite deposits of major significance in which Alcoa World Alumina and Chemicals has an interest.

*	Previously filed as an exhibit to Alumina Limited’s Form 20-F for the year ended December 31, 2002

**	Previously filed as an exhibit to Alumina Limited’s Form 20-F for the year ended December 31, 2007

***	Previously filed as an exhibit to Alumina Limited’s Form 20-F for the year ended December 31, 2008.

****	Previously filed as an exhibit to Alumina Limited’s Form 20-F for the years ended December 31, 2008 and December 31, 2011.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

(Signed)

Date: April 24, 2014		/S/ CHRIS THIRIS
	Name:	Chris Thiris
	Title:	Chief Financial Officer

ALUMINA LIMITED

(Australian Business Number 85 004 820 419)

AND CONTROLLED ENTITIES

U.S. FINANCIAL REPORT

AS OF AND FOR THE YEARS ENDED

31 DECEMBER 2013, 2012 AND 2011

Prepared in accordance with

International Financial Reporting Standards (IFRS)

as issued by the International Accounting Standards Board

Amounts are stated in US dollars (US$) except where noted

ALUMINA LIMITED AND CONTROLLED ENTITIES

FINANCIAL REPORT FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

The financial statements covers the consolidated entity of Alumina Limited (the Company) and its subsidiaries. The financial report is presented in US dollars.

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

ALUMINA LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

	NOTES		US$ MILLION
			2013	2012	2011
Revenue from continuing operations	4		0.3	0.1	0.2
Other income	5		140.1	0.6	0.1
General and administrative expenses			(17.2)	(19.0)	(17.3)
Finance costs	6	(b)	(25.3)	(29.4)	(28.5)
Share of net (loss)/profits of associates accounted for using the equity method	12	(g)	(97.4)	(7.5)	229.0

Profit/(loss) before income tax expense			0.5	(55.2)	183.5
Income tax expense	7	(a)	—	(0.4)	(1.0)

Profit/(loss) for the year attributable to the owners of Alumina Limited			0.5	(55.6)	182.5

Other comprehensive income/(loss)
Items that may be reclassified to profit or loss
Share of reserve movements accounted for using the equity method	19	(c)(vi)	3.0	(0.9)	(5.0)
Foreign exchange translation difference	19	(a)	(373.1)	(89.9)	(168.9)
Items that will not be reclassified to profit or loss
Re-measurements of retirement benefit obligations accounted for using the equity method	19	(d)	67.7	(6.5)	(55.9)

Other comprehensive loss for the year, net of tax			(302.4)	(97.3)	(229.8)

Total comprehensive loss for the year attributable to the owners of Alumina Limited			(301.9)	(152.9)	(47.3)

Earnings per share for profit/(loss) from continuing operations attributable to the ordinary equity holders of the Company:
Basic earnings per share	8		Positive 0.02c	Negative 2.3c	Positive 7.5c
Diluted earnings per share	8		Positive 0.02c	Negative 2.3c	Positive 7.5c

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

ALUMINA LIMITED

CONSOLIDATED BALANCE SHEET

AS AT 31 DECEMBER 2013 AND 2012

	NOTES		US$ MILLION
			2013	2012
CURRENT ASSETS
Cash and cash equivalents	10		24.0	10.1
Receivables			0.1	0.1
Other assets	11		23.7	4.9

Total current assets			47.8	15.1

NON-CURRENT ASSETS
Investments in associates	12	(b)	2,798.9	3,296.1
Property, plant and equipment	13		0.2	0.2
Other assets	11		117.1	—

Total non-current assets			2,916.2	3,296.3

TOTAL ASSETS			2,964.0	3,311.4

CURRENT LIABILITIES
Payables	14		3.9	2.7
Interest-bearing liabilities	15		50.6	52.0
Derivative financial instruments	2	(d)	6.4	4.6
Provisions	16		0.3	0.3
Other			0.2	0.2

Total current liabilities			61.4	59.8

NON-CURRENT LIABILITIES
Interest-bearing liabilities	15		108.6	622.5
Provisions	16		0.6	0.6

Total non-current liabilities			109.2	623.1

TOTAL LIABILITIES			170.6	682.9

NET ASSETS			2,793.4	2,628.5

EQUITY
Contributed equity	17		2,620.0	2,154.1
Treasury shares	19	(e)	(1.3)	(1.5)
Reserves	19		(628.4)	(259.0)
Retained profits	19	(d)	803.1	734.9

TOTAL EQUITY			2,793.4	2,628.5

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

ALUMINA LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

	NOTES			US$ MILLION
			Contributed Equity [1]	Reserves	Retained Earnings	Total
Balance as at 1 January 2011			2,152.6	6.8	912.1	3,071.5
Profit for the year			—	—	182.5	182.5
Other comprehensive income for the year			—	(173.9)	(55.9)	(229.8)
Transactions with owners in their capacity as owners:
Dividends declared	9		—	—	(170.8)	(170.8)
Transfer capital reserve to retained earnings[2]			—	(2.3)	2.3	—
Movement in share based payments reserve	19	(b)	—	0.6	—	0.6

Balance as at 31 December 2011			2,152.6	(168.8)	870.2	2,854.0

Balance as at 1 January 2012			2,152.6	(168.8)	870.2	2,854.0
Loss for the year			—	—	(55.6)	(55.6)
Other comprehensive loss for the year			—	(90.8)	(6.5)	(97.3)
Transactions with owners in their capacity as owners:
Dividends declared	9		—	—	(73.2)	(73.2)
Movement in share based payments reserve	19	(b)	—	0.6	—	0.6

Balance as at 31 December 2012			2,152.6	(259.0)	734.9	2,628.5

Balance as at 1 January 2013			2,152.6	(259.0)	734.9	2,628.5
Profit for the year			—	—	0.5	0.5
Other comprehensive loss for the year			—	(370.1)	67.7	(302.4)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs after tax	17		465.9	—	—	465.9
Movement in treasury shares	19	(e)	0.2	—	—	0.2
Movement in share based payments reserve	19	(b)	—	0.7	—	0.7

Balance as at 31 December 2013			2,618.7	(628.4)	803.1	2,793.4

[1]	Treasury shares have been deducted from contributed equity.
[2]	Westminer International (U.K.) Limited, a wholly owned subsidiary of the group, was dissolved on the 10 May 2011.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

ALUMINA LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

	NOTES		US$ MILLION
			2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of goods and services tax)			(14.7)	(18.9)	(17.6)
GST refund received			0.6	0.8	0.8
Dividends received from associates			100.0	86.0	232.2
Distributions received from associates			7.3	9.1	7.7
Interest received			0.3	0.1	0.2
Finance costs			(25.5)	(28.2)	(26.8)
Other			(0.5)	(0.3)	(0.4)

Net cash inflow from operating activities	20	(a)	67.5	48.6	196.1

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for investment in associates	12	(b)	(12.0)	(171.0)	(166.6)
Proceeds from return of invested capital	12	(b)	3.0	—	17.3

Net cash outflow from investing activities			(9.0)	(171.0)	(149.3)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issue	17		467.2	—	—
Share issue transaction costs	17		(1.3)	—	—
Repurchase of convertible bond			—	—	(167.6)
Proceeds from borrowings			70.0	240.0	285.0
Repayment of borrowings			(581.4)	(52.5)	(86.0)
Dividends paid			—	(73.2)	(170.6)

Net cash (outflow)/inflow from financing activities			(45.5)	114.3	(139.2)

Net increase/(decrease) in cash and cash equivalents			13.0	(8.1)	(92.4)
Cash and cash equivalents at the beginning of the financial year			10.1	19.0	112.1
Effects of exchange rate changes on cash and cash equivalents			0.9	(0.8)	(0.7)

Cash and cash equivalents at the end of the financial year	10		24.0	10.1	19.0

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. These consolidated financial statements are for the Group consisting of Alumina Limited and its subsidiaries (together referred to as the Group).

A BASIS OF PREPARATION

These general purpose financial statements for the years ended 31 December 2013, 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Alumina Limited is a for-profit entity for the purpose of preparing the financial statements.

(i) Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative instruments) at fair value through profit and loss.

(ii) Critical accounting estimates

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

(iii) Change in accounting policy

The adoption of the revised IAS 19 Employee Benefits resulted in two changes to the entity’s accounting policy which affected items recognised in the financial statements:

•

Recognition of actuarial gains and losses (re-measurements). ‘Actuarial gains and losses’ are renamed ‘re-measurements’ and will be recognised immediately in other comprehensive income. Re-measurements recognised in other comprehensive income will not be recycled through profit or loss in subsequent periods. The revised standard does not mandate where re-measurements must be presented in equity. Alumina Limited has previously chosen to recognise actuarial gains and losses in profit or loss. On adoption of the revised standard, Alumina Limited has recognised re-measurements in other comprehensive income and these re-measurements continue to be presented in retained earnings.

•

Measurement of pension expense. Annual expense for a funded benefit plan will include net interest expense or income, calculated by applying the discount rate to the net defined benefit asset or liability. This will replace the finance charge and expected return on plan assets. There will be no change in the discount rate, which remains a high quality corporate bond rate where there is a deep market in such bonds, and a government bond rate in other markets.

The revised standard is applied retrospectively. Adjustments to the retirement benefits obligations have been recognised in the consolidated statement of profit or loss and other comprehensive income for the prior period as outlined in the table below. There is no change to the amounts previously recognised in the consolidated balance sheet.

	Year ended 31 December 2012 US$ million	Increase/ (Decrease) US$ million	Year ended 31 December 2012 (Restated) US$ million
Profit or loss (extract)
Share of net (loss)/profit of associates accounted for using the equity method	(14.0)	6.5	(7.5)
Other comprehensive income (extract)
Re-measurements of retirement benefit obligations accounted for using the equity method	—	(6.5)	(6.5)
Basic EPS	Negative 2.5¢	Increase 0.2¢	Negative 2.3¢
Diluted EPS	Negative 2.5¢	Increase 0.2¢	Negative 2.3¢

	Year ended 31 December 2011 US$ million	Increase/ (Decrease) US$ million	Year ended 31 December 2011 (Restated) US$ million
Profit or loss (extract)
Share of net profit of associates accounted for using the equity method	173.1	55.9	229.0
Other comprehensive income (extract)
Re-measurements of retirement benefit obligations accounted for using the equity method	—	(55.9)	(55.9)
Basic EPS	Positive 5.2¢	Increase 2.3¢	Positive 7.5¢
Diluted EPS	Positive 5.2¢	Increase 2.3¢	Positive 7.5¢

The revised standard has also changed the accounting policy for the Group’s annual leave obligations. As the Company expects all annual leave to be taken within 12 months of the respective service being provided, annual leave obligations are classified as short term employee benefits in their entirety. Therefore, the change had no impact on the financial statements

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

B PRINCIPLES OF CONSOLIDATION

(i) Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Alumina Limited as at 31 December 2013 and 2012 and the results of all subsidiaries for the years ended December 31, 2013, 2012 and 2011. Alumina Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement within the entity and has an ability to affect those returns through its power to direct the activities of the entity.

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

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss and other comprehensive income, statement of changes in equity and balance sheet respectively.

(ii) Associates

Associates are those entities over which the consolidated entity has significant influence but not control or joint control, generally accompanying a shareholding of between 20 per cent and 50 per cent of the voting rights. Investments in associates are accounted for using the equity method of accounting, after initially being recognised at cost. The consolidated entity’s investment in associates includes goodwill identified on acquisition.

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

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

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

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

D FOREIGN CURRENCY TRANSLATION

(i) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars, which is Alumina Limited’s presentation currency and functional currency.

(ii) Transactions and balances

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

(iii) Controlled foreign entities and associates

The results and financial position of all the Group entities and associates that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

•

income and expenses are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions)

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

(i) Owned Assets

Items of property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

(ii) Leased Assets

The Group leases office facilities under an operating lease agreement. Payments made under this agreement are recognised in the profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised in the profit or loss as an integral part of the total lease expense over the term of the lease.

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

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

I BUSINESS COMBINATIONS

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests by the group. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

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

N REVENUE

Interest income is recognised using the effective interest method. Dividend income is recognised in the profit or loss on the date the Group’s right to receive payments is established.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

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

(iii) Share-based payments

Share-based compensation benefits are provided to employees via the Alumina Employee Share Plan. Information relating to these schemes is set out in Note 18.

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

(iv) Superannuation

From 27 July 2001 until May 2012, all employer contributions and ongoing management of employees’ superannuation entitlements were managed by the WMC Superannuation Plan, an independently managed sub-plan of the Plum Superannuation Fund, except where the relevant employees elected for those contributions to be paid to an alternate fund. Since May 2012, Alumina employees are members of an Alumina Limited Super Plan managed by MLC MasterKey Super, except for employees who elected to contribute to an alternate fund. The plan is an accumulation category plan which offers a minimum Company contribution (subject to certain cashing out options and legislation) of 9.25 per cent of basic salary to each member’s account. Members also have the option to make voluntary contributions to their account. Employer contributions to these funds are recognised as an expense.

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

Re-measurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in the period in which they occur, directly in other comprehensive income. They are included in retained earnings in the statement of changes in equity and in the balance sheet.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

P DERIVATIVES

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The method of recognising a gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

(i) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss.

(ii) Derivatives that are designated in hedge relationships

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

(iii) Net investment in a foreign operations hedge

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

(iv) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income and accumulated reserves in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss within other income or other expense.

Amounts accumulated in equity are reclassified in profit or loss in the periods when the hedged item will affect profit or loss.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to profit or loss.

(v) AWAC - Embedded Derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

Sale and purchase contracts may be considered to have financial derivative instruments embedded within them, when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the London Metal Exchange (LME) aluminium price at the time, oil prices, Consumer Price Index and are considered to contain embedded derivatives. Future purchases under these contracts are fair valued at each balance date on the basis of the then-current best indicator of future LME aluminium price, oil prices and Consumer Price Index, over the remaining terms of the contracts. Changes in the fair value from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, by the relevant AWAC entity. The Group accounts for its share of such transactions within its equity share of net profit/(loss) of associates.

Q DIVIDENDS

Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at balance date.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

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

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

V NEW ACCOUNTING STANDARDS

Certain new accounting standards, interpretations and amendments to existing standards have been published that are mandatory for the Group’s accounting periods beginning 1 January 2014 or later periods. Those which are relevant to the Group’s operations are set out below:

IFRS 9 Financial Instruments

This standard addresses the classification, measurement and derecognition of financial assets and financial liabilities. The mandatory effective date has been left open pending the finalisation of the standard by the IASB however the standard is available for early adoption.

There will be no impact on Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Group does not have any such liabilities. The derecognition rules have been transferred from IAS 39 Financial Instruments: Recognition and Measurement and have not been changed. The Group has not yet decided when to adopt IFRS 9.

Amendments to IAS 36 Impairment of assets

These amendments address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The Group intends to apply the amendment from 1 January 2014.

W ROUNDING OF AMOUNTS

Amounts in the financial statements have been rounded off to the nearest hundred thousand dollars, or as otherwise indicated.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

2. FINANCIAL RISK MANAGEMENT

The Group has exposure to the following risks from their use of financial instruments:

•	Market risk

•	Credit risk

•	Liquidity risk

•	Fair value measurement.

This note presents information about the Group’s exposure to each of the above risks, objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout this financial report.

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

(a) MARKET RISK

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its investments and borrowings. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

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

During 2009 the Group completed a drawdown of funding from the Brazil National Development Bank (BNDES). The funding was predominately in US dollars with the balance in Brazilian Reais (BRL). To hedge the exposure to the BRL/USD exchange rate and BRL interest rates the Group entered into Cross Currency Interest Rate Swaps (CCIRS) for the full amount of the BRL tranche to swap the exposure back to US dollars.

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

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

2. FINANCIAL RISK MANAGEMENT (continued)

(iii) Cash flow and fair value interest rate risk

The Group’s main interest rate risk arises from its borrowings.

Borrowings by the Group at variable rates expose it to cash flow interest rate risk. Borrowings at fixed rates would expose the Group to fair value interest rate risk.

When managing interest rate risk, the Group seeks to reduce the overall cost of funds. Group policy is to generally borrow at floating rates subject to availability of attractive fixed rate deals. During 2013, 2012, the Group’s borrowings were all on a variable rate basis.

As part of the BNDES financing, CCIRS for the whole amount of the BRL denominated tranche were used to manage the exposure to BRL interest rates over the life of the loan.

The consolidated entity’s exposure to interest rate risk and the effective weighted interest rate after the effect of derivative instruments is set out below:

As at 31 December 2013

US$ MILLION	NOTES	Floating interest	Fixed interest	Non-interest bearing	Total
Financial assets

Cash and cash equivalents	10	24.0	—	—	24.0
Receivables		—	—	0.1	0.1

Total financial assets		24.0	—	0.1	24.1

Financial liabilities
Payables	14	—	—	3.9	3.9
Interest-bearing liabilities	15	159.2	—	—	159.2

Total financial liabilities		159.2	—	3.9	163.1

Weighted average interest rate after derivative instruments		4.19%

Net financial liabilities		135.2	—	3.8	139.0

As at 31 December 2012

US$ MILLION	NOTES	Floating interest	Fixed interest	Non-interest bearing	Total
Financial assets

Cash and cash equivalents	10	10.1	—	—	10.1
Receivables		—	—	0.1	0.1

Total financial assets		10.1	—	0.1	10.2

Financial liabilities
Payables	14	—	—	2.7	2.7
Interest-bearing liabilities	15	674.5	—	—	674.5

Total financial liabilities		674.5	—	2.7	677.2

Weighted average interest rate after derivative instruments		3.18%

Net financial liabilities		664.4	—	2.6	667.0

Had interest rates on floating rate debt during 2013 been one percentage point higher/lower than the average of 4.19 per cent, with all other variable held constant, pre-tax profit for the year would have been $2.5 million lower/higher (2012: $6.3 million lower/higher).

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

Credit risk further arises in relation to cross guarantees given to wholly owned subsidiaries (see Note 21 for details). Such guarantees are only provided in exceptional circumstances and are subject to Board approval.

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

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

2. FINANCIAL RISK MANAGEMENT (continued)

(c) LIQUIDITY RISK

Prudent liquidity risk management requires maintaining sufficient cash and credit facilities to ensure the Group’s commitments and plans can be met. This is managed by maintaining committed undrawn credit facilities to cover reasonably expected forward cash requirements.

The table below details the Group’s remaining contractual maturity for its non-derivative financial liabilities. The amounts disclosed in the table are the carrying amount of financial liabilities. In addition, the Group pays interest on these facilities. Interest, after derivative financial instruments, is based on US dollar floating rates for all facilities. The weighted average interest rate on these facilities at balance date is 4.19% (2012: 3.18%).

Additional information on the Group’s borrowings, including committed undrawn facilities, are shown in Note 15.

	Less than 1 year US$ million	Between 1 and 2 years US$ million	Between 2 and 5 years US$ million	Over 5 years US$ million
At 31 December 2013
Interest-bearing liabilities	50.6	50.6	58.0	—
Payables	3.9	—	—	—

	Less than 1 year US$ million	Between 1 and 2 years US$ million	Between 2 and 5 years US$ million	Over 5 years US$ million
At 31 December 2012
Interest-bearing liabilities	52.0	212.0	410.5	—
Payables	2.7	—	—	—

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

The fair value of derivative instruments are calculated based on discounted cash flow analysis using the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for option derivatives.

IFRS 7 Financial Instruments: Disclosure requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

Level 3 - inputs for the asset or liability that are based on unobservable market data (unobservable inputs).

The following table below presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 31 December 2013 and 31 December 2012 grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

As at 31 December 2013	Level 1 US$ million	Level 2 US$ million	Level 3 US$ million	Total US$ million
Derivative financial instruments	—	6.4	—	6.4

Total financial liabilities at fair value through profit or loss	—	6.4	—	6.4

As at 31 December 2012	Level 1 US$ million	Level 2 US$ million	Level 3 US$ million	Total US$ million
Derivative financial instruments	—	4.6	—	4.6

Total financial liabilities at fair value through profit or loss	—	4.6	—	4.6

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

AWAC

The Group, through its investment in AWAC, makes estimates and assumptions concerning the future. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities of AWAC entities and therefore Group’s investment in associates within the next financial year are discussed below.

Embedded derivatives

The Group through its equity investment in AWAC has accounted for derivative financial instruments in accordance with IAS 39 Financial Instruments: Recognition and Measurement. Estimates for long term commodity prices are used in the determination of the fair value of this liability. Where the actual prices were to differ by 20 per cent to the estimates, it would have the following effect:

•

An unfavourable movement would increase the embedded derivatives net liability by $28.8 million (2012: $136.9 million) and decrease the deferred tax liability by $8.6 million (2012: $41.1 million) and decrease Group’s investment in associates by $8.1 million (2012: $38.3 million)

•

A favourable movement would decrease the embedded derivatives net liability by $31.0 million (2012: $49.2 million) and increase the deferred tax liability by $9.3 million (2012: $14.8 million) and increase Group’s investment in associates by $8.7 million (2012: $13.8 million).

Electricity hedge

The Group through its equity investment in AWAC has accounted for derivative financial instruments in accordance with IAS 39 Financial Instruments: Recognition and Measurement. In the determination of the fair value of this asset, estimates surrounding long term electricity prices are used. Where the actual prices were to differ by 10 per cent to the estimates, it would have the following effect:

•

An unfavourable movement would decrease the derivative financial instruments asset by $213.6 million (2012: $249.1 million) and decrease the deferred tax liability by $64.1 million (2012: $74.8 million) and decrease Group’s investment in associates by $59.8 million (2012: $69.7 million)

•

A favourable movement would increase the derivative financial instruments asset by $213.6 million (2012: $249.1 million) and increase the deferred tax liability by $64.1 million (2012: $74.8 million) and increase Group’s investment in associates by $59.8 million (2012: $69.7 million).

Retirement benefit obligations

The Group recognised a net liability for retirement benefit obligations under the defined benefit superannuation arrangements, through its investment in AWAC. All plans are valued in accordance with IAS 19 Employee Benefits. These valuations require actuarial assumptions to be made. All re-measurements (adjusted for IFRS) are recognised in other comprehensive income. Refer Note 1(a) for the details of changes in accounting policy.

Asset retirement obligations

The estimated costs of rehabilitating mined areas and restoring operating sites are reviewed annually and fully provided at the present value. The amount of obligations recognised under Accounting Principles Generally Accepted in the United States of America (US GAAP) by AWAC is adjusted to be in compliance with IFRS, and includes the costs of mine areas and residue areas rehabilitation and reclamation, plant closure and subsequent monitoring of the environment. Where rehabilitation and remediation is anticipated to occur within the next 12 months the provision is carried as a current liability. Any outflow greater than 12 months is held as a non-current liability. This requires judgemental assumptions regarding future environmental legislation, the extent of reclamation activities required, plant and site closure and discount rates to determine the present value of these cash flows.

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

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

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

Management considered the following sensitivities for major assumptions used in the impairment assessment:

•	Commodities (including aluminium, alumina, caustic, coal, oil and gas) price fluctuation plus or minus 10%

•	Currency rate fluctuation plus or minus 10%

•	Discount rate increase by 2%.

4. REVENUE FROM CONTINUING OPERATIONS

	NOTES	US$ MILLION
		2013	2012	2011
Interest received/receivable	6	0.3	0.1	0.2

Total revenue from continuing operations		0.3	0.1	0.2

5. OTHER INCOME

	NOTES	US$ MILLION
		2013	2012	2011

Allocation of Aluminium Bahrain BSC (Alba) settlement	11	137.1	—	—
Change in fair value of derivatives/foreign exchange gains		3.0	0.6	0.1

Total other income		140.1	0.6	0.1

Allocation of Alba settlement terms and related transactions

As previously disclosed, in September 2012, Alcoa Inc and Alumina Limited had entered into an agreement that the cash costs (including legal fees) of settlement of the Department of Justice (DoJ) and Securities & Exchange Commission (SEC) investigations, as well as the $85 million civil settlement with Alba reached in October 2012 recorded in the accounts of Alcoa World Alumina LLC (AWA), will be adjusted to ensure that 85% will be allocated to Alcoa Inc and 15% to Alumina Limited (should settlements be reached on the regulatory investigations, as described above). AWA is a company within the Alcoa World Alumina and Chemicals (AWAC).

The agreement between Alcoa Inc and Alumina Limited also provides that Alumina Limited will not provide any funding to AWA for its share of the payments.

With the DoJ and SEC settlements having been reached (refer Note 12 for further details), the allocation provisions of the above agreement became applicable. After equity accounting for $153.6 million (40%) of 2013 Alba related charges, Alumina Limited further recognised $137.1 million (representing 25% of the total Alba settlement payments and costs of $548.5 million) as other assets with the corresponding credit recognised in the profit or loss as other income, thus reflecting the allocation agreement’s provisions.

Alumina Limited is evaluating with Alcoa Inc the structural options (including the form and timing) for the recovery of the other assets, recognised under the provisions of the allocation agreement. Alumina Limited expects approximately $20 million of the assets to be recovered during 2014 and has classified this amount as current assets.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

6. EXPENSES

	NOTES	US$ MILLION
		2013	2012	2011

Profit/(loss) before tax included the following specific: expenses:

(a) Employee benefits expense:
Defined contribution superannuation expense		0.2	0.2	0.2
Other employee benefits expense		9.0	6.0	6.8

Total employee benefits expense		9.2	6.2	7.0

(b) Finance costs:
Interest and finance charges paid/payable:
- unrelated corporations		25.3	29.4	26.8
- amortisation of option portion of convertible bond		—	—	1.7

		25.3	29.4	28.5
Interest received/receivable:
- unrelated corporations	4	(0.3)	(0.1)	(0.2)

Net finance cost		25.0	29.3	28.3

7. INCOME TAX EXPENSE AND DEFERRED TAXES

	NOTES	US$ MILLION
		2013	2012	2011
(a) Income tax expense

Current tax expense		—	(0.4)	(1.0)

Aggregate income tax expense		—	(0.4)	(1.0)

(b) Numerical reconciliation of income tax expense to prima facie tax payable

Profit/(loss) before income tax		0.5	(55.2)	183.5

Prima facie tax (expense)/credit for the period at the rate of 30%		(0.2)	16.5	(55.0)

The following items caused the total charge for income tax to vary from the above:
Share of equity accounted (profit)/loss not assessable for tax		97.4	7.5	(229.0)
Foreign income subject to accruals tax		1.7	1.5	1.1
Share of partnership income assessable for tax		7.3	9.1	7.7
Amounts non-assessable for tax		—	—	(0.2)
Timing differences not recognised		(2.3)	(0.1)	(1.7)
Tax losses not recognised		30.8	36.8	40.9
Non-deductible expenses		1.7	2.3	2.2
Previously unrecognised tax losses now recouped to reduce current tax expense		—	(0.5)	(1.2)

Net movement		136.6	56.6	(180.2)

Consequent (increase)/reduction in charge for income tax		(40.9)	(16.9)	54.0
Charge not recognised as cannot yet be determined[1]		41.1	—	—

Aggregate income tax expense		—	(0.4)	(1.0)

[1]

The tax impact in relation to the other income recognised by Alumina Limited under the allocation agreement’s provisions will depend on the form of the assets recovery and cannot be determined at this stage. The tax effect will be recorded in the period in which that determination is able to be made. For further details, refer Note 5.

(c) Tax expense/(income) relating to items of other comprehensive income

Cash flow hedges	(1.3)	0.4	2.1
Actuarial gains/(losses) on retirement benefit obligations	30.4	(2.0)	(25.7)

Total tax expenses/(income) relating to items of other comprehensive income	29.1	(1.6)	(23.6)

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

7. INCOME TAX EXPENSE AND DEFERRED TAXES (continued)

	NOTES		US$ MILLION
			2013	2012	2011

(d) Tax losses

Tax losses – revenue			928.3	851.0	723.4
Tax losses – capital			814.8	951.5	951.5

Total unused tax losses			1,743.1	1,802.5	1,674.9

Potential tax benefit – revenue	7	(e)	305.4	280.2	237.9
Potential tax benefit – capital	7	(e)	244.4	285.4	285.4

Total potential tax benefit			549.8	565.6	523.3

(e) Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:
Deferred tax liabilities
Payables			0.1	—	0.1

Total deferred tax liabilities			0.1	—	0.1

Deferred tax assets
Employee benefits			0.3	0.2	0.2

Derivative financial instruments			1.9	1.4	0.4
Borrowing costs			0.1	0.1	0.1
Accrued liabilities			1.0	0.3	0.1
Transaction costs			0.4	1.7	4.5

Total deferred tax assets other than tax losses			3.7	3.7	5.3

Net deferred tax assets before tax losses			3.6	3.7	5.2

Tax losses – revenue	7	(d)	305.4	280.2	237.9
Tax losses – capital	7	(d)	244.4	285.4	285.4

Deductible temporary differences and tax losses not recognised			(553.4)	(569.3)	(528.5)

Net deferred tax assets			—	—	—

Deferred tax assets are recognised only to the extent of deferred tax liabilities existing at reporting date. Remaining deferred tax assets are not recognised as it is not probable that future taxable amounts will be available to utilised those temporary differences and losses.

8. EARNINGS PER SHARE

		2013		2012		2011
(a)	Basic earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	Positive 0.02	¢	Negative 2.3	¢	Positive 7.5	¢

(b)	Diluted earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	Positive 0.02	¢	Negative 2.3	¢	Positive 7.5	¢

		NUMBER OF SHARES
		2013		2012		2011
	Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share	2,760,518,829		2,439,526,913		2,439,526,913

(c)	Conversion, call, subscription or issue after 31 December 2013 There have been no movements in share capital since 31 December 2013.

(d)	Reconciliations of earnings used in calculating earnings per share

		US$ MILLION
		2013		2012		2011
	Profit/(loss) from ordinary activities attributable to the ordinary equity holders of the Company used in calculating basic and diluted earnings per share	0.5		(55.6)		182.5

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

9. DIVIDENDS

	US$ MILLION
	2013	2012	2011
No interim dividend was declared by the Directors in 2013 (2012: no interim dividend declared; 2011: interim dividend of USD 3 cents fully franked at 30% per fully paid share declared 11 August 2011 and paid 7 September 2011).	—	—	73.2

No final dividend was declared by the Directors in 2013 (2012: Final dividend of USD 3 cents fully franked at 30% per fully paid share declared 6 February 2012 and paid 15 March 2012; 2011: Final dividend of USD 4 cents fully franked at 30% per fully paid share declared 10 February 2011 and paid 18 March 2011).	—	73.2	97.6

Total dividends	—	73.2	170.8

(a) Franked dividends

	A$ MILLION
	2013	2012	2011
Franking credits available for subsequent years, based on a tax rate of 30% (2012: 30%; 2011: 30%)	409.1	364.1	357.8

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a)	franking credits that will arise from the payment of the current tax liability

(b)	franking debits that will arise from the payment of dividends recognised as a liability at the reporting date

(c)	franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date

(d)	franking credits that may be prevented from being distributed in subsequent financial years.

	US$ MILLION
	2013	2012	2011
The fully franked dividends received from AWAC in the financial year	100.0	86.0	232.2

10. CASH AND CASH EQUIVALENTS

	NOTES		US$ MILLION
			2013	2012
Cash at bank and on hand	17	(b)	24.0	10.1

(a) Reconciliation of cash at the end of the year

Cash on hand and at bank	4.0	3.1
Money market deposits (with maturity on investments three months or less)	20.0	7.0

Total cash and cash equivalents	24.0	10.1

(b) Risk exposure

The Group’s exposure to interest rate risk is discussed in Note 2. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of cash and cash equivalents mentioned above.

11. OTHER ASSETS

	NOTES	US$ MILLION
		2013	2012
Current
Allocation of Alba Settlement	5	20.0	—
Other assets		3.7	4.9

Total current		23.7	4.9

Non-current
Allocation of Alba settlement	5	117.1	—

Total other assets		140.8	4.9

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

12. INVESTMENTS IN ASSOCIATES

(a) Investments in Alcoa World Alumina and Chemicals (AWAC)

AWAC has a governing strategic council of five members of which Alumina appoints two members, including the Deputy Chairman. Alumina Limited has an interest in the following entities forming AWAC:

NAME	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION	PERCENTAGE OWNERSHIP
			2013	2012
Alcoa of Australia Ltd	Bauxite, alumina & aluminium production	Australia	40	40
Alcoa World Alumina LLC	Bauxite and alumina production	America	40	40
Alumina Espanola S.A.	Alumina production	Spain	40	40
Alcoa World Alumina Brasil Ltda.	Bauxite and alumina production	Brazil	40	40
AWA Saudi Ltda.	Bauxite and alumina production	Hong Kong	40	40
Enterprise Partnership[1]	Finance lender	Australia	40	40

[1]	Alcoa Australia Holdings Pty Ltd and Alumina Limited are shareholders of Alcoa of Australia Limited and other Enterprise Companies for certain activities of AWAC.

	NOTES	US $MILLION
		2013	2012	2011
(b) Movement in carrying value of AWAC

Investments at cost		3,466.9	3,385.6	3,404.6
Additional funding/capitalisation in AWAC entities		12.0	171.0	166.6
Return of capital		(3.0)	—	(17.3)
Foreign currency revaluation		(372.2)	(89.7)	(168.3)

Equity accounted cost of AWAC		3,103.7	3,466.9	3,385.6
Equity in retained profits of AWAC	12(d)	(304.4)	(167.4)	(58.3)
Equity in reserves of AWAC		(0.4)	(3.4)	(2.5)

Equity accounted carrying value of AWAC	12(g)	2,798.9	3,296.1	3,324.8

(c) Equity accounted share of AWAC (loss)/profit and dividends

Equity share of (losses)/profits before tax		(73.3)	(55.0)	329.2
Equity share of tax		(24.1)	47.5	(100.2)

Equity accounted share of (losses)/profits after tax	12(g)	(97.4)	(7.5)	229.0
Dividends/distributions by the Group		(107.3)	(95.1)	(239.9)

Surplus of dividends/distributions received over equity share of profits	12(d), 20(a)	(204.7)	(102.6)	(10.9)

(d) Share of AWAC retained profits

Surplus of dividends/distributions received over equity share of profits	12(c)	(204.7)	(102.6)	(10.9)
Re-measurements of retirement benefit obligations accounted for using the equity method	1(a)(iii)	67.7	(6.5)	(55.9)
Balance brought forward		(167.4)	(58.3)	8.5

Total equity share in retained profits carried forward	12(b), 19(d)	(304.4)	(167.4)	(58.3)

(e) Accounting policies

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

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

12. INVESTMENTS IN ASSOCIATES (continued)

(f) Contingent liabilities of associates

St Croix proceedings

As previously reported, in September 1998, Hurricane Georges struck the U.S. Virgin Islands, including the St. Croix Alumina, L.L.C. (SCA) facility on the island of St. Croix. The wind and rain associated with the hurricane caused material at the location to be blown into neighbouring residential areas. SCA undertook or arranged various clean-up and remediation efforts. The Division of Environmental Protection (DEP) of the Department of Planning and Natural Resources (DPNR) of the Virgin Islands Government issued a Notice of Violation that Alcoa has contested. In February 1999, certain residents of St. Croix commenced a civil suit in the Territorial Court of the Virgin Islands seeking compensatory and punitive damages and injunctive relief for alleged personal injuries and property damages associated with “bauxite or red dust” from the SCA facility. In September 2009, the Court granted defendants’ motion for summary judgment on the class plaintiffs’ claim for injunctive relief. In October 2009, plaintiffs appealed the Court’s summary judgment order dismissing the claim for injunctive relief and in March 2011, the U.S. Court of Appeals for the Third Circuit dismissed plaintiffs’ appeal of that order. In September 2011, the parties reached an oral agreement to settle the remaining claims in the case which would resolve the personal property damage claims of the 12 remaining individual plaintiffs. On 12 March 2012, final judgment was entered in the District Court for the District of the Virgin Islands. AWAC’s share of the settlement is fully insured. On 23 March 2012, plaintiffs filed a notice of appeal of numerous non-settled matters, including but not limited to discovery orders, Daubert rulings, summary judgment rulings, as more clearly set out in the settlement agreement/release between the parties. Plaintiffs’ appellate brief was filed in the Third Circuit Court on 4 January 2013, together with a motion seeking leave to file a brief of excess length. The court has suspended the remainder of the briefing schedule, including the date for AWAC’s reply brief, until it rules on plaintiffs’ motion to file its brief of excess length. The Third Circuit Court of Appeals issued a new scheduling order regarding briefing in the matter. The matter has been fully briefed with plaintiffs’ brief filed on 25 November 2013 and the matter is now before the court.

As previously reported, on 14 January 2010, Alcoa was served with a complaint involving approximately 2,900 individual persons claimed to be residents of St. Croix who are alleged to have suffered personal injury or property damage from Hurricane Georges or winds blowing material from the property since the time of the hurricane. This complaint, Abednego, et al. v. Alcoa, et al. was filed in the Superior Court of the Virgin Islands, St. Croix Division. The complaint names as defendants the same entities as were sued in the February 1999 action earlier described and have added as a defendant the current owner of the alumina facility property. In February 2010, Alcoa and SCA removed the case to the federal court for the District of the Virgin Islands. Subsequently, plaintiffs filed motions to remand the case to territorial court as well as a third amended complaint, and defendants have moved to dismiss the case for failure to state a claim upon which relief can be granted. On 17 March 2011, the court granted plaintiffs’ motion to remand to territorial court. Thereafter, Alcoa filed a motion for allowance of appeal. The motion was denied on 18 May 2011. The parties await assignment of the case to a trial judge.

As previously reported, on 1 March 2012, Alcoa was served with a complaint involving approximately 200 individual persons claimed to be residents of St. Croix who are alleged to have suffered personal injury or property damage from Hurricane Georges or winds blowing material from the property since the time of the hurricane in September 1998. This complaint, Abraham, et al. v. Alcoa, et al. alleges claims essentially identical to those set forth in the Abednego v. Alcoa complaint. The matter was originally filed in the Superior Court of the Virgin Islands, St. Croix Division, on 30 March 2011. By motion filed 12 March, 2012, Alcoa sought dismissal of this complaint on several grounds, including failure to timely serve the complaint and being barred by the statute of limitations. That motion is still pending.

Legal Matters of Associate relating to Alba Civil Settlement and Government Investigations

Alba Proceeding

The Alba Proceeding was settled in relation to Alcoa Inc and Alcoa World Alumina LLC (AWA) in October 2012, without any admission of liability, by a cash settlement payment of US$85 million, to be paid by AWA in two equal instalments by the first anniversary of the settlement. Based on the settlement agreement with Alba, AWA recorded a charge of $85 million in 2012 in respect of the Alba Proceeding. In addition, AWA entered into a long term alumina supply agreement with Alba.

Resolution of U.S. Government Investigations relating to Alba Proceeding

On 9 January 2014, Alcoa Inc announced the resolution of the investigations by the US Department of Justice (DoJ) and the US Securities and Exchange Commission (SEC) regarding certain legacy alumina contracts with Aluminium Bahrain BSC.

The settlement with the DoJ was reached with Alcoa World Alumina LLC (AWA). AWA is a Company within Alcoa World Alumina and Chemicals (AWAC). As part of the DoJ resolution, AWA will pay a total of $223 million, including a fine of $209 million payable in five equal instalments over four years. The first instalment of $41.8 million, plus a one-time administrative forfeiture of $14 million, were paid in the first quarter of 2014, and the remaining instalments of $41.8 million each will be paid in the first quarters of 2015-2018.

Alcoa Inc settled civil charges filed by the SEC in an administrative proceeding relating to the anti-bribery, internal controls, and books and records provisions of the Foreign Corruption Practices Act. Under the terms of the settlement with the SEC, Alcoa Inc agreed to a settlement amount of $175 million, but will be given credit for the $14 million one-time forfeiture payment, which is part of the DoJ resolution, resulting in a total cash payment to the SEC of $161 million payable in five equal instalments over four years. The first instalment of $32.2 million was paid to the SEC in the first quarter of 2014, and the remaining instalments of $32.2 million each will be paid in the first quarters of 2015-2018.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

12. INVESTMENTS IN ASSOCIATES (continued)

Other claims

There are potential obligations that may result in a future obligation due to the various lawsuits and claims and proceedings which have been, or may be, instituted or asserted against entities within AWAC, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that existed at balance date. Also, not every plaintiff has specified the amount of damages sought in their complaint. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies.

Pursuant to the terms of the AWAC Formation Agreement, Alcoa Inc and Alumina Limited have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement) as well as for certain other pre-formation liabilities, such as existing environmental conditions, to the extent of their pre-formation ownership of the AWAC’s entity or asset with which the liability is associated.

	NOTES		US$ MILLION
			2013	2012	2011
(g) Alumina Limited’s share of aggregate associates:

Current assets			788.2	797.2	716.1
Non-current assets			3,254.2	3,717.0	3,656.2
Current liabilities			(756.7)	(700.1)	(595.6)
Non-current liabilities			(776.0)	(809.4)	(745.4)

Net assets			2,509.7	3,004.7	3,031.3
Mineral rights and bauxite assets			113.4	115.6	117.7
Goodwill			175.8	175.8	175.8

Carrying value	12	(b)	2,798.9	3,296.1	3,324.8

Revenues			2,353.8	2,326.1	2,666.8
Expenses			(2,427.1)	(2,381.1)	(2,337.6)

(Loss)/profit before income tax			(73.3)	(55.0)	329.2
Income tax (expense)/benefit			(24.1)	47.5	(100.2)

(Loss)/profit after income tax	12	(b)	(97.4)	(7.5)	229.0

13. PROPERTY, PLANT AND EQUIPMENT

	NOTES	US$ MILLION
		2013	2012
Cost		0.3	0.3
Accumulated depreciation		(0.1)	(0.1)

Total Property, Plant and equipment		0.2	0.2

14. PAYABLES

Trade payables		3.5	1.6
Interest payable		0.4	1.1

Total payables		3.9	2.7

(a) Currencies

The carrying amounts of the Group’s trade and other payables are denominated in the following currencies:

Australian dollars		3.6	2.0
US dollars		0.3	0.7

		3.9	2.7

(b) Risk exposure

Information about the Group’s exposure to foreign exchange risk is provided in Note 2.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

15. INTEREST-BEARING LIABILITIES

	NOTES		US$ MILLION
			2013	2012
Current unsecured
Bank loans			50.6	52.0

Non-current unsecured
Bank loans			108.6	622.5

Total interest-bearing liabilities	15 17	(a), (b)	159.2	674.5

(a) Currencies

Interest-bearing liabilities are due in the following currencies:
US dollars	136.7	638.1
BRL	22.5	36.4

US$ equivalent of above currencies	159.2	674.5

(b) Exchange rates

Exchange rates at balance date used in translations:
USD$1 = BRL	2.362	2.044

(c) Fair values

The Directors consider the carrying amounts of bank loans to approximate their fair values where “fair value”, by definition, is the USD principal amount.

(d) Risk exposures

Details of the Group’s exposure to risks arising from current and non-current borrowings are set out in Note 2.

(e) Financing facilities

The facilities available at balance date were as follows:

Total available facilities		179.2	929.5
Undrawn at end of reporting period		20.0	255.0

Drawn at end of reporting period	15	159.2	674.5

Total committed facilities		479.2	929.5

In December 2013, Alumina Limited established a new US$300 million syndicated bank facility with tranches of two and four years and cancelled several bilateral and syndicated bank facilities, which were surplus to requirements. The new syndicated facility was fully committed as at 31 December 2013 and became available to draw funds on 30 January 2014 following satisfaction of all conditions precedent.

Available funding facilities at 31 December 2013 were a bilateral bank facility and a development bank loan. The bilateral facility is available in US dollars. The development bank loan is fully drawn in US dollars and BRL and amortises at approximately $51 million per annum. Funding facilities in currencies other than US dollars have been converted to US dollar equivalents at period end exchange rates. Excluding the development bank loan amortisation, there is no debt maturing in 2014.

Current liabilities include $50.6 million of repayments on the facility from the BNDES that are due before 31 December 2014. Current liabilities of $61.4 million exceed current assets of $47.8 million. However, the Directors have concluded that the liabilities will be met using available cash and undrawn committed facilities whose maturities extend beyond 31 December 2014.

16. PROVISIONS

	US$ MILLION
	2013	2012
Current
Employee benefits-provision for annual leave	0.3	0.3

Non-current
Employee benefits-provision for long service leave	0.6	0.6

Total provisions	0.9	0.9

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

17. CONTRIBUTED EQUITY

	US$ MILLION
Ordinary share capital issued and fully paid	2013	2012	2011
Balance brought forward	2,154.1	2,154.1	2,154.1
Shares issued	467.2	—	—
Less: Transaction costs on share issue	(1.3)	—	—

Total issued capital	2,620.0	2,154.1	2,154.1

Movements in ordinary share capital	Number of fully paid shares
	2013	2012	2011
Opening number of shares	2,440,196,187	2,440,196,187	2,440,196,187
Movement for the period	366,029,428	—	—

Closing number of shares	2,806,225,615	2,440,196,187	2,440,196,187

(a) Ordinary shares

Ordinary shares, which have no par value, entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of, and amounts paid on, the shares held.

On 14 February 2013, CITIC Resources Australia Pty Ltd and Bestbuy Overseas Co., Ltd unconditionally subscribed, in aggregate, for 366,029,428 fully paid ordinary shares in Alumina Limited, being 15% of Alumina Limited’s then current capital base, representing 13.04% of Alumina Limited’s capital base following completion (the “Placement”).

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

The Group calculates the gearing ratio as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the balance sheet plus debt.

The gearing ratios at 31 December 2013 and 31 December 2012 were as follows:

	NOTES	US$ MILLION
		2013	2012
Total borrowings	15	159.2	674.5
Less: cash and cash equivalents	10	(24.0)	(10.1)

Net debt		135.2	664.4

Debt		159.2	674.5
Total equity		2,793.4	2,628.5

Total capital		2,952.6	3,303.0

Gearing ratio		4.6%	20.1%

The decrease in the gearing ratio during 2013 resulted primarily from the share placement with the funds primarily used to repay debt.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

18. SHARE-BASED PAYMENTS

(a) Alumina Employee Share Plan (ESP)

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

For performance rights granted prior to 2014, if less than 100% vest when tested initially at the end of a three year period, two further tests apply (over a four week period) six and 12 months after the initial test. Any performance rights which do not vest after the second retest will lapse.

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

Set out below are the assumptions made for the performance rights granted on 8 February 2013:

Share Price at Valuation date	$1.15
Risk Free rate	2.8%
Dividend Yield	3.0%
Volatility	41%

The volatility assumption is based on the actual volatility of Alumina Limited’s daily closing share price over the three year period to the valuation date.

Set out below are summaries of performance rights granted under the Plan:

2013

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number		Vested during the year Number	Lapsed during the year Number	Balance at end of the year Number
12/2/2010	20/12/2012	485,600	—		(169,960)	(315,640)	—
18/2/2011	6/12/2013	419,300	—		—	(265,800)	153,500
9/3/2012	11/12/2014	666,040	—		—	—	666,040
8/2/2013	7/12/2015	—	1,378,780	[1]	—	—	1,378,780

Total		1,570,940	1,378,780		(169,960)	(581,440)	2,198,320

[1]	Fair value per performance right at grant date was A$0.88.

2012

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number		Vested during the year Number	Lapsed during the year Number	Balance at end of the year Number
13/1/2009	30/11/2011	352,500	—		—	(352,500)	—
12/2/2010	20/12/2012	496,600	—		—	(11,000)	485,600
18/2/2011	6/12/2013	428,400	—		—	(9,100)	419,300
9/3/2012	11/12/2014	—	680,240	[2]	—	(14,200)	666,040

Total		1,277,500	680,240		—	(386,800)	1,570,940

[2]	Fair value per performance right at grant date was A$0.78.

The weighted average remaining contractual life of share options outstanding at the end of the period was 2.6 years (2012: 2.1 years)

(b) Expenses arising from share-based payment transactions in the Alumina Employee Share Plan

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	US$ 000’s
	2013	2012	2011
Performance rights granted under the Alumina Employee Share Plan	794	673	580

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

19. RESERVES, RETAINED PROFITS AND TREASURY SHARES

			US$ MILLION
	NOTES		2013	2012	2011
Reserves
Asset revaluation reserve	19	(c)	30.8	30.8	30.8
Capital reserve	19	(c)	12.5	12.5	12.5
Foreign currency translation reserve	19	(a)	(693.9)	(320.8)	(230.9)
Share-based payments reserve	19	(b)	5.7	5.0	4.4
Option premium on convertible bonds	19	(c)	18.6	18.6	18.6
Cash-flow hedge reserve	19	(c)	(2.1)	(5.1)	(4.2)

Total Reserves			(628.4)	(259.0)	(168.8)

(a) Foreign currency translation reserve
Balance at the beginning of the financial year			(320.8)	(230.9)	(62.0)
Currency translation differences arising during the year			(373.1)	(89.9)	(168.9)

Balance at the end of the financial year	19		(693.9)	(320.8)	(230.9)

(b) Share-based payments reserve
Share-based payments reserve at the beginning of the financial year:
-Group			3.3	2.7	2.1
-Associates			1.7	1.7	1.7

Total share-based payments at the beginning of the financial year			5.0	4.4	3.8
Performance rights expense/vested:
-Group			0.7	0.6	0.6
-Associates			—	—	—
Share-based payments reserve at end of the financial year:
-Group			4.0	3.3	2.7
-Associates			1.7	1.7	1.7

Total share-based payments at the end of the financial year	19		5.7	5.0	4.4

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

(vi) Cash-flow hedge reserve

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income (refer Note 1(p)(iv)). The year-end balance and movements within the cash-flow hedge reserve of AWAC is accounted for via the equity accounting method.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

19. RESERVES, RETAINED PROFITS AND TREASURY SHARES (continued)

	NOTES		US$ MILLION
			2013	2012	2011
(d) Retained profits
Retained profits at the beginning of the financial year:
- Group			902.3	928.5	903.6
- Associates			(167.4)	(58.3)	8.5

Total retained profits at the beginning of the financial year			734.9	870.2	912.1
Profit/(loss) attributable to the owners of Alumina Limited			0.5	(55.6)	182.5
Re-measurements of retirement benefit obligations accounted for using the equity method[1]			67.7	(6.5)	(55.9)
Transfer from capital reserve			—	—	2.3
Dividend provided for or paid	9		—	(73.2)	(170.8)

Retained profits at the end of the financial year:
- Group			1,107.5	902.3	928.5
- Associates	12	(d)	(304.4)	(167.4)	(58.3)

Total retained profits at the end of the financial year			803.1	734.9	870.2

[1] Refer to changes in accounting policy in Note 1.

(e) Treasury shares
Balance brought forward			(1.5)	(1.5)	(1.5)
Movement for the period			0.2	—	—

Balance carried forward			(1.3)	(1.5)	(1.5)

Under IAS 32 Financial Instruments: Presentation, if an entity reacquires its own equity instruments, those instruments shall be deducted from equity. Alumina Limited, through its Employee Share Plan Trust, purchased shares for its long term incentive plan. During the period, 169,960 performance rights vested.

20. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

			US$ MILLION
			2013	2012	2011
(a) Reconciliation of operating profit after income tax to net cash inflow from operating activities

Profit/(loss) from continuing operations after income tax			0.5	(55.6)	182.5
Surplus of dividends received/receivable over equity share of profit/(loss)	12	(c)	204.7	102.6	10.9
Amortisation of option portion of convertible bond			—	—	1.7
Amortisation of commitment and upfront fees			3.7	2.4	4.4
Commitment and upfront fees capitalised			(7.5)	(1.6)	(1.5)
Non-cash employee benefits expense-share based payments			0.7	0.6	0.6
Net exchange differences			0.1	—	(0.1)

Sub total			202.2	48.4	198.5
Change in assets and liabilities
(Increase)/decrease in:
-receivables			—	0.1	—
-other assets			(135.9)	1.0	0.3
(Decrease)/increase in:
-payables			1.2	(0.4)	(2.8)
-other liabilities			—	(0.5)	0.1

Net cash inflow from operating activities			67.5	48.6	196.1

(b) Non-cash financing and investing activities

There were no non-cash financing or investing activities in 2013 (2012 and 2011: nil).

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

21. INVESTMENTS IN CONTROLLED ENTITIES

ENTITIES CONSOLIDATED[1]	NOTES	PLACE OF INCORPORATION

Parent entity
Alumina Limited		VIC, Australia

Controlled entities
Alumina Employee Share Plan Pty Ltd	C	VIC, Australia
Alumina Finance Limited	C,D	VIC, Australia
Alumina Holdings (USA) Inc.	A	Delaware, USA
Alumina International Holdings Pty. Ltd.	B	VIC, Australia
Alumina Brazil Holdings Pty Ltd	C	VIC, Australia
Alumina Limited Do Brasil SA	E	Brazil
Alumina (U.S.A.) Inc.	A	Delaware, USA
Butia Participaçoes SA	F	Brazil
Westminer Acquisition (U.K.) Limited	F	UK

[1]	All controlled entities are wholly-owned, unless otherwise indicated

These	controlled entities:

A)	have not prepared audited accounts as they are non-operating or audited accounts are not required in their country of incorporation. Appropriate books and records are maintained for these entities.

B)	has been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investment Commission (“ASIC”) Class Order 98/1418.

C)	this is a small proprietary Company, and is not required to prepare a financial report.

D)	this Company was incorporated on 5 May 2008 and is 100% owned by Alumina Limited. It has a functional currency of US dollars.

E)	this Company was incorporated on 19 March 2009 and is 9.07% owned by Alumina Limited and 90.93% owned by Alumina International Holdings Pty. Ltd. It has a functional currency of US dollars and prepares separate audited accounts.

F)	prepares separate audited accounts.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

22. CONTINGENT LIABILITIES

There were no contingent liabilities of the Group as at 31 December 2013 (2012: nil). Contingent liabilities of the associates are detailed in Note 12(f).

23. COMMITMENTS FOR EXPENDITURE

	US$ MILLION
	2013	2012

Lease commitments

Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:
Within one year	0.1	0.1
Later than one year but not later than 5 years	0.1	0.2
Later than 5 year	—	—

Total lease commitments	0.2	0.3

The Group leases office facilities under non-cancellable operating leases expiring within two to five years.

Capital commitments

There are no contractual capital commitments at reporting date but there are expected to be capital injections to AWAC during 2014.

24. RELATED PARTY TRANSACTIONS

The parent entity within the Group is Alumina Limited. Balances and transactions between the parent entity and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL

Disclosures relating to directors and other key management personnel are set out in Note 25.

OTHER RELATED PARTIES

There are no other related party transactions.

OWNERSHIP INTERESTS IN RELATED PARTIES

Interests held in the following classes of related parties are set out in the following notes:

(a)	controlled entities – Note 21; and

(b)	associates – Note 12.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

25. KEY MANAGEMENT PERSONNEL DISCLOSURES

(A) DIRECTORS

The following persons were directors of Alumina Limited during the financial year:

Chairman – non-executive

G J Pizzey

Executive directors

J A Bevan, Chief Executive Officer (retired 31 December 2013)

P C Wasow, Chief Executive Officer (appointed 1 January 2014)

Non-executive directors

P A F Hay (retired 31 December 2013)

E R Stein

P C Wasow (retired 31 December 2013)

C Zeng (appointed 15 March 2013)

Subsequent to the financial year-end, the following persons were appointed as Directors of Alumina Limited:

Non-executive directors

Peter Day (appointed 1 January 2014)

Michael Ferraro (appointed 5 February 2014)

(B) OTHER KEY MANAGEMENT PERSONNEL

In addition to executive directors, the following persons also had authority for the strategic direction and management of the Company and the consolidated entity during the financial year:

NAME	POSITION	EMPLOYER
S C Foster	General Counsel/Company Secretary	Alumina Limited
C Thiris	Chief Financial Officer	Alumina Limited
A Wood	Group Executive Strategy & Development	Alumina Limited

All of the persons above were also key management persons during the year ended 31 December 2012, except for Andrew Wood.

(C) REMUNERATION OF KEY MANAGEMENT PERSONNEL

	US$
	2013		2012	2011
Short-term employee benefits	4,183,202		4,272,382	4,649,435
Post-employment benefits	139,466		114,777	118,089
Share based payments	718,045		582,355	532,570
Termination pay	1,692,182	[1]	—	547,986

	6,732,895		4,969,514	5,848,080

[1]

Under the terms of the former CEO’s employment contract, the Company made a payment in lieu of some or all of the 12-month notice period by payment of the fixed annual reward plus an amount equivalent to a short- term incentive payment at target performance. This contractual requirement resulted in a termination payment of A$1,748,664.

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

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

25. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(ii) Performance share rights holdings

The number of performance rights over ordinary shares in the Company held during the financial year by each key management personnel of Alumina Limited and the key management personnel of the company and the consolidated entity, including their personally related entities, is set out below:

2013

Name	Type of equity-based instrument	Number of performance rights or options held at 1 January 2013[1]	Number granted during the year as remuneration[2]	Number vested/exercised during the year[3]	Number lapsed during the year[3,4]	Number held at 31 December 2013	Vested and exercisable at the end of the year
J Bevan	Performance rights	997,200	668,500	(109,515)	(469,185)	1,087,000	—
S C Foster	Performance rights	328,100	217,700	(36,820)	(68,380)	440,600	—
C Thiris	Performance rights	—	291,500	—	—	291,500	—
A Wood	Performance rights	111,400	76,800	(12,180)	(22,620)	153,400	—

[1]	Includes the number of Performance Rights granted that were subject to testing in 2013 but not yet vested.
[2]	Performance Rights granted in February 2013 for the three year performance test period concluding in December 2015.
[3]

For Performance Rights granted under ESP in February 2010 and tested in December 2012 were subject to two further tests applied over a (four week period) six and 12 months after the initial test. The testing of those Performance Rights in 2013 resulted in 35% of those Performance Rights vesting and 65% of those Performance Rights lapsing.

[4]	Includes 265,800 Performance Rights granted to J Bevan in 2011.

2012

Name	Type of equity-based instrument	Number of performance rights held at 1 January 2012 [1]	Number granted during the year as remuneration [2]	Number vested/exercised during the year[3]	Number lapsed during the year[3]	Number held at 31 December 2012	Vested and exercisable at the end of the year
J Bevan	Performance rights	770,300	418,500	—	(191,600)	997,200	—
S C Foster	Performance rights	305,400	136,300	—	(113,600)	328,100	—
C Thiris[4]	Performance rights	—	—	—	—	—	—

[1]	Includes the number of Performance Rights granted that were subject to testing in 2012 but not yet vested.
[2]	Performance Rights granted in March 2012 for the three year performance test period concluding in December 2014.
[3]

For Performance Rights granted under ESP in January 2009 and tested in December 2011 were subject to two further tests applied over a (four week period) six and 12 months after the initial test. The testing of those Performance Rights in 2012 resulted in all of those Performance Rights lapsing.

[4]

Performance Rights are granted in respect of work conducted in the prior year. Mr Thiris was appointed interim Chief Financial Officer in September 2011 and was appointed Chief Financial Officer in December 2011 and as such, no Performance Rights were offered to Mr Thiris in respect of 2012.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

25. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(iii) Shareholdings

The numbers of shares in the company held during the financial year by each director of Alumina Limited and the key management personnel of the company and consolidated entity, including their personally-related entities, are set out below.

2013

Name	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year	Balance at the end of the year

DIRECTORS OF ALUMINA LIMITED
Ordinary shares
P Wasow	—	—	50,000	50,000
P A F Hay[1]	112,598	—	—	112,598
C Zeng	4,804	—	—	4,804
J Pizzey	65,445	—	—	65,445
E Stein	14,281	—	25,500	39,781
J Bevan[2]	432,152	109,515	302,500	844,167
OTHER KEY MANAGEMENT PERSONNEL OF THE COMPANY AND CONSOLIDATED ENTITY
Ordinary shares
S C Foster	144,867	36,820	87,848	269,535
C Thiris	—	—	40,000	40,000
A Wood	25,500	12,180	—	37,680

[1]	Mr Hay resigned from the Company on the 31 December 2013. His shareholding is of that date.
[2]	Mr Bevan retired from the Company on the 31 December 2013. His shareholding is of that date.

2012

Name	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year	Balance at the end of the year

DIRECTORS OF ALUMINA LIMITED
Ordinary shares
P A F Hay	112,598	—	—	112,598
J Pizzey	65,445	—	—	65,445
E Stein	14,281	—	—	14,281
J Bevan	432,152	—	—	432,152
OTHER KEY MANAGEMENT PERSONNEL OF THE COMPANY AND CONSOLIDATED ENTITY
Ordinary shares
S C Foster	144,867	—	—	144,867

(E) LOANS TO DIRECTORS AND EXECUTIVES

No loans were made to directors of Alumina Limited and other key management personnel of the Group, including their personally-related entities in 2013 or 2012.

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

26. REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the Group, and its related practices:

	US$ 000’s
	2013	2012	2011
PricewaterhouseCoopers Australia:
Audit and review of the financial reports	726	865	867

Other assurance services	116	4	4
Related practices of PricewaterhouseCoopers Australia:
Overseas taxation services	16	16	65

Total	858	885	936

It is the Group’s policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the Group are important provided such arrangements do not compromise audit independence. These assignments are principally tax advice or where PricewaterhouseCoopers is awarded assignments on a competitive basis.

27. SEGMENT INFORMATION

(a) Geographical Segment Information

Years ended 31 December 2013 and 31 December 2012

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

(b) Entity wide disclosures: Geographical location of assets

YEAR ENDED 31 DECEMBER 2013	US$ MILLION
	Australia	Brazil	Other	Total

Investments in associates	1,100.6	1,068.9	629.4	2,798.9
Other assets	26.5	0.6	138.0	165.1
Liabilities	(41.1)	(129.5)	—	(170.6)

Consolidated net assets				2,793.4

YEAR ENDED 31 DECEMBER 2012	US$ MILLION
	Australia	Brazil	Other	Total
Investments in associates	1,209.8	1,255.2	831.1	3,296.1
Other assets	13.8	0.6	0.9	15.3
Liabilities	(497.9)	(185.0)	—	(682.9)

Consolidated net assets				2,628.5

Alumina Limited earns no revenue from external customers.

28. EVENTS OCCURING AFTER THE BALANCE SHEET DATE

On 9 January 2014, Alcoa Inc announced the resolution of the investigations by the US Department of Justice and the US Securities and Exchange Commission regarding certain legacy alumina contracts with Aluminium Bahrain BSC. Refer further details in Note 5 and Note 12.

On 6 February 2014, Alumina Limited announced its intention to delist from the NYSE.

On 18 February 2014 Alcoa Inc announced the permanent closure of AWAC’s Point Henry aluminium smelter. AWAC is 60% owned and managed by Alcoa Inc and 40% owned by Alumina Limited. Total AWAC restructuring related charges associated with the closure of the Point Henry smelter are expected to be approximately $250 million after tax. AWAC’s cash costs after tax during 2014 in respect of the closure are expected to total approximately $50 million. Further after tax cash costs of approximately $70 million are expected to be incurred by AWAC in later years. The announcement also notes that the AWAC Anglesea coal mine and power station, which supplies approximately 40% of the power needs for the Point Henry smelter, has the potential to operate as a standalone facility after the smelter closes. Alcoa of Australia Limited will actively seek a buyer for the facility.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alumina Limited

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows present fairly, in all material respects, the financial position of Alumina Limited and its subsidiaries at 31 December 2013 and 31 December 2012, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2013, based on criteria established in Internal Control—Integrated Framework (1992)issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b) in this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers, ABN 52 780 433 757

Freshwater Place , 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO BOX 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

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

April 24, 2014

Report of Independent Registered Public Accounting Firm

To the Members of the Strategic Council of

Alcoa World Alumina and Chemicals

(Majority-owned by Alcoa Inc.)

In our opinion, the accompanying combined balance sheets and the related combined statements of (loss) income, comprehensive loss, changes in members’ equity and cash flows present fairly, in all material respects, the financial position of Alcoa World Alumina and Chemicals (“AWAC”) at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AWAC’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

March 4, 2014

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Combined Balance Sheets

December 31, 2013 and 2012

(U.S. dollars in millions)	2013	2012
Assets
Current assets
Cash and cash equivalents	$189.5	$126.0
Receivables from customers	263.6	154.0
Related party receivables (I)	230.0	214.7
Other receivables	47.9	88.9
Related party notes receivable (I)	91.5	88.7
Inventories (D)	671.2	808.0
Fair value of derivative contracts (M)	146.2	204.2
Prepaid expenses and other current assets	150.2	216.9

Total current assets	1,790.1	1,901.4

Properties, plants and equipment, net (E)	5,938.3	6,909.2
Investments (F)	557.7	593.1
Deferred income taxes (L)	610.2	575.5
Fair value of derivative contracts (M)	181.7	328.6
Other noncurrent assets (G)	994.5	1,110.2

Total assets	$10,072.5	$11,418.0

Liabilities
Current liabilities
Short-term borrowings and current portion of capital lease obligations (H)	$59.0	$44.1
Accounts payable, trade	781.2	753.1
Accounts payable, related party (I)	100.6	87.9
Accrued compensation and retirement costs	269.2	295.7
Taxes, including taxes on income	83.0	28.7
Deferred income taxes (L)	104.1	114.1
Deferred credit related to derivative contracts (M)	124.3	200.0
Other current liabilities	252.3	215.7

Total current liabilities	1,773.7	1,739.3

Capital lease obligations and long term debt (H)	116.9	94.2

Accrued pension benefits (K)	33.5	127.0

Accrued other postretirement benefits (K)	79.1	83.8
Deferred alumina sales revenue (A)	101.0	108.3
Deferred income taxes (L)	237.3	255.8
Deferred credit related to derivative contracts (M)	158.8	309.5
Payable for Alba settlement (O)	296.0	—
Other noncurrent liabilities and deferred credits	414.5	456.4

Total liabilities	3,210.8	3,174.3

Contingencies and commitments (O)

Members’ equity
Members’ equity	7,387.1	7,899.9
Accumulated other comprehensive (loss) income	(525.4)	343.8

Total members’ equity	6,861.7	8,243.7

Total liabilities and members’ equity	$10,072.5	$11,418.0

The accompanying notes are an integral part of these combined financial statements.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Combined Statements of (Loss) Income

Years Ended December 31, 2013, 2012 and 2011

(U.S. dollars in millions)	2013	2012	2011

Revenues
Sales	$3,770.8	$3,645.0	$4,144.6
Sales to related parties (I)	2,113.8	2,170.3	2,522.4

	5,884.6	5,815.3	6,667.0

Costs and expenses
Cost of goods sold (exclusive of expenses below)	5,088.9	5,284.8	5,459.0
Selling, general administrative, and other expenses	101.0	110.7	113.5
Research and development expenses	22.2	22.2	21.3
Provision for depreciation, depletion and amortization	447.1	478.9	465.8
Restructuring and other charges (Q)	431.5	93.1	52.9
Interest expense	9.4	5.6	4.3
Other (income) expense, net (R)	(30.4)	(34.4)	(59.1)

	6,069.7	5,960.9	6,057.7

(Loss)/Income before income taxes	(185.1)	(145.6)	609.3

Provision/(benefit) for taxes on income (L)	63.6	(53.7)	139.6

Net (loss)/income	$(248.7)	$(91.9)	$469.7

The accompanying notes are an integral part of these combined financial statements.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Combined Statements of Comprehensive Loss

Years Ended December 31, 2013, 2012 and 2011

(U.S. dollars in millions)	2013	2012	2011

Net (loss) income	$(248.7)	$(91.9)	$469.7
Other comprehensive (loss) income
Foreign currency translation adjustments	(943.0)	(253.3)	(438.4)
Change in unrecognized gains (losses) and prior service cost relatedto pension and other postretirement benefit plans, net of tax	66.5	53.1	(99.9)
Unrecognized gains (losses) on derivatives, net of tax
Net change from periodic revaluations	7.3	(2.1)	(13.9)
Net amount reclassified to income		—	1.4

Total Other comprehensive loss	(869.2)	(202.3)	(550.8)

Comprehensive loss	$(1,117.9)	$(294.2)	$(81.1)

The accompanying notes are an integral part of these combined financial statements.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Combined Statements of Cash Flows

Years Ended December 31, 2013, 2012 and 2011

(U.S. dollars in millions)	2013	2012	2011

Cash from operations
Net (loss)/income	$(248.7)	$(91.9)	$469.7
Adjustments to reconcile net (loss)/income to cash from operations
Depreciation, depletion and amortization	447.1	478.9	465.8
Deferred income taxes	(75.5)	(111.8)	(72.8)
Equity (income) loss, net of dividends	22.8	5.9	13.3
Restructuring and other charges (Q)	431.5	93.1	52.9
Stock-based compensation	5.2	4.9	4.6
Excess tax benefits from stock-based payment arrangements	—	—	(0.1)
Gain on sale of assets	(5.9)	(7.9)	(42.9)
Changes in assets and liabilities, excluding effects of foreign currency translation adjustments:
(Increase) decrease in receivables	(145.9)	80.6	(111.6)
Decrease (increase) in inventories	61.6	(22.0)	(72.5)
Decrease (increase) in prepaid expenses and other current assets	80.1	(72.2)	10.5
(Decrease) increase in accounts payable and accrued expenses	25.9	(42.8)	102.7
Increase (decrease) in taxes, including taxes on income	61.9	(88.8)	(20.0)
Net change in noncurrent assets and liabilities, and other	(4.1)	15.9	(109.6)

Cash provided from operations	656.0	241.9	690.0

Financing activities
Net change in short-term borrowings (original maturities of three months or less) (H)	14.5	5.8	3.6
Additions to debt (original maturities greater than three months) (H)	25.5	75.5	—
Payments on debt (original maturities greater than three months)	—	—	(218.5)
Payments on capital lease obligations (H)	(2.4)	(12.5)	(11.0)
Capital contributions	31.5	428.4	426.7
Dividends paid and return of capital to members	(270.7)	(238.5)	(641.9)
Excess tax benefits from stock-based payment arrangements	—	—	0.1

Cash (used for) provided from financing activities	(201.6)	258.7	(441.0)

Investing activities
Capital expenditures	(322.6)	(375.3)	(392.0)
Additions to investments	(41.6)	(202.9)	(68.2)
Proceeds from sale of assets	5.9	6.5	48.5
Additions to related party notes receivable	(27.3)	(13.2)	(85.1)
Payments on related party notes receivable	11.2	9.6	120.0

Cash used for investing activities	(374.4)	(575.3)	(376.8)

Effect of exchange rate changes on cash and cash equivalents	(16.5)	(3.3)	0.2

Net change in cash and cash equivalents	63.5	(78.0)	(127.6)

Cash and cash equivalents
Beginning of year	126.0	204.0	331.6

End of year	$189.5	$126.0	$204.0

The accompanying notes are an integral part of these combined financial statements.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Combined Statements of Changes in Members’ Equity

Years Ended December 31, 2013, 2012 and 2011

		Accumulated
		Other	Total
	Members’	Comprehensive	Members’
(U.S. dollars in millions)	Equity	(Loss) Income	Equity

Balances at December 31, 2010	$7,537.9	$1,096.9	$8,634.8
Net income	469.7		469.7
Other comprehensive loss		(550.8)	(550.8)
Capital contributions from members (B)	426.7		426.7
Dividends paid and return of capital to members	(641.9)		(641.9)
Stock-based compensation	4.6		4.6

Balances at December 31, 2011	7,797.0	546.1	8,343.1

Net loss	(91.9)		(91.9)
Other comprehensive loss		(202.3)	(202.3)
Capital contributions from members (B)	428.4		428.4
Dividends paid and return of capital to members	(238.5)		(238.5)
Stock-based compensation	4.9		4.9

Balances at December 31, 2012	7,899.9	343.8	8,243.7

Net loss	(248.7)		(248.7)
Other comprehensive loss		(869.2)	(869.2)
Capital contributions from members (B)	31.5		31.5
Dividends paid and return of capital to members	(300.8)		(300.8)
Stock-based compensation	5.2		5.2

Balances at December 31, 2013	$7,387.1	$(525.4)	$6,861.7

The accompanying notes are an integral part of these combined financial statements.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements

December 31, 2013, 2012 and 2011

(US dollars in millions)

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

The combined financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and require management to make certain judgments, estimates, and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and affect the amounts of revenues and expenses reported during the period. Actual results could differ from those estimates upon subsequent resolution of identified matters. Certain amounts in previously issued financial statements were reclassified to conform to the 2013 presentation.

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

The combined financial statements have been carved out from the books and records of Alcoa. All transactions between entities included in the combined financial statements have been eliminated. The statements of (loss) income include all items of revenue and income generated by AWAC and all items of expense directly incurred by AWAC. These include expenses charged to AWAC by Alcoa in the normal course of business. The amounts have been allocated on a basis considered reasonable by management using either specific identification or proportional allocations based on usage, headcount or other reasonable methods of allocation. As a result of these allocated amounts, the financial statements of AWAC may not be indicative of the results that would be presented if AWAC had operated as an independent stand-alone entity. The combined financial statements reflect amounts necessary in order to depict the combined financial position, results of operations and cash flows of AWAC on a stand-alone basis. For additional information concerning expenses charged to AWAC by Alcoa see Note I.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

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

		Machinery
		and
	Structures	Equipment

Alumina refining	30	26
Bauxite mining	31	17
Aluminum smelting	35	21

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

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

Goodwill

Goodwill is not amortized; instead, it is tested for impairment annually (as of October 31) or more frequently if indicators of impairment exist or if a decision is made to sell a business. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include deterioration in general economic conditions, negative developments in equity and credit markets, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others. The fair values that could be realized in an actual transaction may differ from that used to evaluate the impairment of goodwill.

Goodwill is allocated among and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment. AWAC has two reporting units: Alumina and Primary Metals.

In reviewing goodwill for impairment, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the existing two-step quantitative impairment test, otherwise no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, proceed directly to the two-step quantitative impairment test. The ultimate outcome of the goodwill impairment review for a reporting unit should be the same whether an entity chooses to perform the qualitative assessment or proceeds directly to the two-step quantitative impairment test.

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

December 31, 2013, 2012 and 2011

(US dollars in millions)

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

During the 2013 annual review of goodwill, management proceeded directly to the two-step quantitative impairment test for both the Alumina and Primary Metals reporting units. The estimated fair value of Alumina exceeded its fair value, resulting in no impairment.

For Primary Metals, the estimated fair value as determined by the DCF model was lower than the associated carrying value. As a result, management performed the second step of the impairment analysis in order to determine the implied fair value of Primary Metals’ goodwill. The results of the second-step analysis showed that the implied fair value of goodwill was zero. Therefore, AWAC recorded a goodwill impairment of $30.2, which is recorded in Restructuring and other charges in the Combined Statements of (Loss) Income. As a result of the goodwill impairment, there is no goodwill remaining for the Primary Metals reporting unit.

The impairment of Primary Metals’ goodwill results from several causes: the prolonged economic downturn; a disconnect between industry fundamentals and pricing that has resulted in lower metal prices; and the increased cost of alumina, a key raw material, resulting from expansion of the Alumina Price Index throughout the industry. All of these factors, exacerbated by increases in discount rates, continue to place significant downward pressure on metal prices and operating margins, and the resulting estimated fair value, of the Primary Metals business. As a result, management decreased the near-term and long-term estimates of the operating results and cash flows utilized in assessing Primary Metals’ goodwill for impairment. The valuation of goodwill for the second step of the goodwill impairment analysis is considered a Level 3 fair value measurement, which means that the valuation of the assets and liabilities reflect management’s own judgments regarding the assumptions market participants would use in determining the fair value of the assets and liabilities.

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

December 31, 2013, 2012 and 2011

(US dollars in millions)

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

Deferred Alumina Sales Revenue

AWAC periodically enters into long-term supply contracts with alumina and aluminum customers and receives advance payments for product to be delivered in future periods. These advance payments are recorded as deferred revenue, and revenue is recognized as shipments are made and title, ownership, and risk of loss pass to the customer during the term of the contracts. As a result, prepayment of $240.0 related to an agreement with a third party customer received in 1997, is being amortized over the life of the contract based on the tonnage shipped. The amount of the prepayment still deferred at December 31, 2013 and 2012 was $108.8 and $116.0, respectively. The amount of revenue recognized related to this agreement was $7.2, $8.0 and $9.0, for the years ended December 31, 2013, 2012 and 2011, respectively.

Environmental Matters

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

December 31, 2013, 2012 and 2011

(US dollars in millions)

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

Certain conditional asset retirement obligations (“CAROs”) related to alumina refineries and aluminum smelters have not been recorded in the combined financial statements due to uncertainties surrounding the ultimate settlement date. A CARO is a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within AWAC’s control. Such uncertainties exist as a result of the perpetual nature of refineries and smelters, maintenance and upgrade programs, and other factors preventing a reasonable estimation surrounding the ultimate settlement date. At the date a reasonable estimate of the ultimate settlement date can be made, AWAC would record a retirement obligation for the removal, treatment, transportation, storage and/or disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, polychlorinated biphenyls (“PCBs”), various process residuals, solid wastes, electronic equipment waste and various other materials. If AWAC was required to shutdown all such facilities immediately, the estimated CARO as of December 31, 2013 ranges from $3.4 to $26.7 per facility (10 structures) in today’s dollars.

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

December 31, 2013, 2012 and 2011

(US dollars in millions)

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

December 31, 2013, 2012 and 2011

(US dollars in millions)

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

AWAC accounts for hedges of foreign currency exposures and certain forecasted transactions as cash flow hedges. The fair values of the derivatives are recorded in other current and noncurrent assets and liabilities in the combined balance sheet. The effective portions of the changes in the fair values of these derivatives are recorded in other comprehensive (loss) income and are reclassified to sales or other income or expense in the period in which earnings are impacted by the hedged items or in the period that the transaction no longer qualifies as a cash flow hedge. These contracts cover the same periods as known or expected exposures, generally not exceeding five years.

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

Other (Income) Expense, Net

Transactions which result in a gain or loss that are not part of ongoing operations are classified in other (income) expense, net in the Combined Statement of (Loss) Income. See Note R for additional information.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

Recently Adopted Accounting Guidance

Comprehensive Income

On January 1, 2013, AWAC adopted changes issued by the Financial Accounting Standards Board (FASB) to the reporting of amounts reclassified out of accumulated other comprehensive income. These changes require an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required to be reclassified in its entirety to net income. For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures that provide additional detail about those amounts. These requirements are to be applied to each component of accumulated other comprehensive income. Other than the additional disclosure requirements, the adoption of these changes had no impact on the combined financial statements.

The following table details the activity of the three components that comprise Accumulated other comprehensive (loss) income for AWAC:

	2013	2012	2011

Pension and other postretirement benefits
Balances at beginning of period	$(198.0)	$(251.1)	$(151.2)

Other comprehensive income (loss)
Unrecognized net actuarial income (loss) and prior service cost/benefit	73.3	33.4	(165.9)
Tax (expense) benefit	(24.8)	(9.6)	50.2

Total other comprehensive income (loss) before reclassifications, net of tax	48.5	23.8	(115.7)

Amortization of net actuarial loss and prior service cost/benefit	27.2	41.1	22.7
Tax (expense) benefit	(9.2)	(11.8)	(6.9)

Total amount reclassified from Accumulated other comprehensive loss, net of tax	18.0	29.3	15.8

Total other comprehensive income (loss)	66.5	53.1	(99.9)

Balances at end of period	(131.5)	(198.0)	(251.1)

Foreign currency translation
Balance at beginning of period	554.3	807.6	1,246.0
Other comprehensive (loss) income	(943.0)	(253.3)	(438.4)

Balances at end of period	(388.7)	554.3	807.6

Cash flow hedges
Balance at beginning of period	(12.5)	(10.4)	2.1

Other comprehensive (loss) income
Net change from periodic revaluations	10.5	(3.1)	(19.8)
Tax (expense) benefit	(3.2)	1.0	5.9

Total other comprehensive income (loss) before reclassifications, net of tax	7.3	(2.1)	(13.9)

Net amount reclassified to earnings:
Interest rate contracts	—	—	2.0
Tax (expense) benefit	—	—	(0.6)

Total amount reclassified from Accumulated other comprehensive loss, net of tax	—	—	1.4

Total other comprehensive loss, net of tax	7.3	(2.1)	(12.5)

Balances at end of period	$(5.2)	$(12.5)	$(10.4)

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

Fair Value Accounting

On January 1, 2012, AWAC adopted changes issued by the Financial Accounting Standards Board (FASB) to conform existing guidance regarding fair value measurement and disclosure between GAAP and International Financial Reporting Standards. These changes both clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and amend certain principles or requirements for measuring fair value or for disclosing information about fair value measurements. The clarifying changes relate to the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity, and disclosure of quantitative information about unobservable inputs used for Level 3 fair value measurements. The amendments relate to measuring the fair value of financial instruments that are managed within a portfolio; application of premiums and discounts in a fair value measurement; and additional disclosures concerning the valuation processes used and sensitivity of the fair value measurement to changes in unobservable inputs for those items categorized as Level 3, a reporting entity’s use of a nonfinancial asset in a way that differs from the asset’s highest and best use, and the categorization by level in the fair value hierarchy for items required to be measured at fair value for disclosure purposes only. Other than the additional disclosure requirements (Note M), the adoption of these changes had no impact on the combined financial statements.

On January 1, 2011, AWAC adopted changes issued by the FASB to disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose, in the reconciliation of fair value measurements using significant unobservable inputs (Level 3), separate information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). These changes were applied to the disclosures in Note K and Note M to the combined financial statements.

Goodwill

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

In September 2011, the FASB issued changes to the testing of goodwill for impairment. These changes provide an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the fair value of a reporting unit is less than its carrying amount. Such qualitative factors may include the following: macroeconomic conditions; industry and market considerations; cost factors; overall financial performance; and other relevant entity-specific events. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the existing two-step quantitative impairment test, otherwise no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, go directly to the two-step quantitative impairment test. Under either option) the ultimate outcome of the goodwill impairment test should be the same. These changes are required to become effective, for AWAC for any goodwill impairment test performed on January 1, 2012 or later; however, early adoption is permitted. AWAC elected to early adopt these changes in conjunction with management’s annual review of goodwill as of October 31, 2011 (see the Goodwill section of Note A above). The adoption of these changes had no impact on the combined financial statements.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

Derivative Instruments and Hedging Activities

On January 1, 2013, AWAC adopted changes to the disclosure of offsetting assets and liabilities. These changes require an entity to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The enhanced disclosures will enable users of an entity’s financial statements to understand and evaluate the effect or potential effect of master netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. These changes become effective for AWAC on January 1, 2013. Other than the additional disclosure requirements (see Note M), the adoption of these changes had no impact on the combined financial statements.

On July 17, 2013, the FASB issued and AWAC adopted changes related to hedge accounting. These changes permit an entity to use the Fed Funds Effective Swap Rate as a U.S. benchmark interest rate for hedge accounting purposes. Previously only interest rates on direct Treasury obligations of the U.S. government and the London Interbank Offered Rate swap rate were considered benchmark interest rates. The benchmark interest rate is used to assess the interest rate risk associated with a hedged item’s fair value or a hedged transaction’s cash flows. Also, the changes remove the restriction on using different benchmark rates for similar hedges. These changes are effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The adoption of these changes had no impact on the combined financial statements.

Other

On January 1, 2012, AWAC adopted changes issued by the FASB to the presentation of comprehensive income. These changes give an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements; the option to present components of other comprehensive income as part of the statement of changes in members’ equity was eliminated. The items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income were not changed. Management elected to present the two-statement option. Other than the change in presentation, the adoption of these changes had no impact on the combined financial statements.

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

December 31, 2013, 2012 and 2011

(US dollars in millions)

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

Recently Issued Accounting Guidance

In February 2013, the FASB issued changes to the accounting for obligations resulting from joint and several liability arrangements. These changes require an entity to measure such obligations for which the total amount of the obligation is fixed at the reporting date as the sum of (i) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors, and (ii) any additional amount the reporting entity expects to pay on behalf of its co-obligors. An entity will also be required to disclose the nature and amount of the obligation as well as other information about those obligations. Examples of obligations subject to these requirements are debt arrangements and settled litigation and judicial rulings. These changes become effective for AWAC on January 1, 2014. Management has determined that the adoption of these changes will not have an impact on the combined financial statements, as AWAC does not currently have any such arrangements.

In March 2013, the FASB issued changes to a parent entity’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. A parent entity is required to release any related cumulative foreign currency translation adjustment from accumulated other comprehensive income into net income in the following circumstances: (i) a parent entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided; (ii) a partial sale of an equity method investment that is a foreign entity; (iii) a partial sale of an equity method investment that is not a foreign entity whereby the partial sale represents a complete or substantially complete liquidation of the foreign entity that held the equity method investment; and (iv) the sale of an investment in a foreign entity. These changes become effective for AWAC on January 1, 2014. Management has determined that the adoption of these changes will need to be considered in the combined financial statements in the event Alcoa initiates any of the transactions described above.

In July 2013, the FASB issued changes to the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. These changes require an entity to present an unrecognized tax benefit as a liability in the financial statements if (i) a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, or (ii) the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset to settle any additional income taxes that would result from the disallowance of a tax position. Otherwise, an unrecognized tax benefit is required to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. Previously, there was diversity in practice as no explicit guidance existed. These changes become effective for AWAC on January 1, 2014. Management has determined that the adoption of these changes will not have a significant impact on the combined financial statements.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

B. Nature of Operations

AWAC is owned 60% by Alcoa and 40% by Alumina Limited and consists principally of bauxite, alumina and alumina-based chemicals businesses and investments managed and contributed by Alcoa. Primarily all bauxite mined by AWAC entities is refined into alumina by AWAC through a chemical process. The alumina is then sold to customers to be smelted into primary aluminum. Approximately 47%, 46%, and 42% of AWAC’s respective 2013, 2012, and 2011 alumina production was sold to Alcoa. In addition, Alcoa of Australia (“AofA”), a significant entity within AWAC, operates integrated aluminum facilities in Australia including mining, refining and smelting operations. Approximately 76%, 80%, and 80% of AofA’s 2013, 2012, and 2011 revenues were derived from alumina, and the balance was derived principally from primary aluminum.

During 2013, capital contributions from members of $31.5 were used to fund the Ma’aden investment.

During 2012, capital contributions from members of $428.4 were primarily used to fund the Ma’aden investment and their interest in the Enterprise Partnership. The remaining contributions were used to fund final construction on the Juruti mine (Brazil), and to support operations in Spain.

During 2011, capital contributions from members were used to support operations in Spain, totaling $275.8, with the remaining contributions of $150.9 primarily used to fund remaining construction at the Juruti mine.

In 2011, Alcoa Inc. made a $33.0 contribution to AWAC for purposes of investment in the Ma’aden refining and mining business. Alcoa Inc. did not issue a cash call requesting a matching contribution from Alumina Limited. During 2013, Alcoa Inc. determined that this contribution would be used for purposes of the Ma’aden rolling business as opposed to the refining and mining business. Alumina Limited never contributed a matching amount and the Alcoa Inc. contribution was returned to Alcoa Inc. (and simultaneously invested in the Ma’aden rolling business) and was accounted for as a return of capital.

The following summarizes the concentrations of sales and net assets by major geographic region:

	2013		2012	2011
Sales
Australia	$3,093.0		$3,013.8	$3,396.8
U.S.	2,159.3		2,141.8	2,505.7
Other	632.3		659.7	764.5

Total sales	$5,884.6		$5,815.3	$6,667.0

	2013		2012
Net assets (liabilities)
Australia	$3,035.5		$3,466.7
Brazil	2,960.8		3,433.3
U.S.	(239.0	)*	149.8
Other	1,104.4		1,193.9

Total net assets	$6,861.7		$8,243.7

*	The net assets in the U.S. includes the Alba matter discussed in Note O.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

C. Asset Retirement Obligations

AWAC has recorded AROs related to legal obligations associated with the normal operations of bauxite mining, alumina refining, and aluminum smelting facilities. These AROs consist primarily of costs associated with spent pot lining disposal, closure of bauxite residue areas, mine reclamation, and landfill closure.

In addition to the above AROs, certain CAROs related to alumina refineries and aluminum smelters have not been recorded in the combined financial statements due to uncertainties surrounding the ultimate settlement date. Such uncertainties exist as a result of the perpetual nature of the refineries and smelters, maintenance upgrade programs and other factors. At the date a reasonable estimate of the ultimate settlement date can be made, AWAC would record a retirement obligation for the removal, treatment, transportation, storage and (or) disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, PCBs, various process residuals, solid wastes, electronic equipment waste and various other materials. If AWAC was required to shutdown all such facilities immediately, the estimated CARO as of December 31, 2013 ranges from $3.4 to $26.7 per facility (10 structures) in today’s dollars.

The following table details the changes in the carrying amounts of AROs at December 31:

	2013	2012

Balance at beginning of year	$401.3	$353.0
Accretion expense	15.6	17.1
Liabilities incurred	41.2	62.4
Payments	(36.5)	(40.1)
Translation and other	(42.6)	8.9

Balance at end of year	$379.0	$401.3

AROs are recorded in Other current liabilities and Other noncurrent liabilities and deferred credits on the accompanying Combined Balance Sheet.

D. Inventories

	2013	2012

Finished goods	$5.8	$4.2
Work-in-process	67.0	67.4
Bauxite and alumina	264.7	318.3
Purchased raw materials	201.7	262.8
Operating supplies	132.0	155.3

	$671.2	$808.0

Approximately 11% and 12% of total inventories at December 31, 2013 and 2012, respectively, were valued on a LIFO basis. If valued on an average cost basis, total inventories would have been $55.0 and $59.7 higher at the end of 2013 and 2012, respectively.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

E. Properties, Plants, and Equipment, Net

	2013	2012

Land and land rights, including mines	$285.5	$311.8
Structures	4,655.4	4,903.2
Machinery and equipment	6,304.8	7,139.6

	11,245.7	12,354.6

Less: Accumulated depreciation and depletion	5,747.8	6,071.6

	5,497.9	6,283.0

Construction work-in-progress	440.4	626.2

	$5,938.3	$6,909.2

F. Investments

	2013	2012

Ma’aden	$273.5	$292.3
Dampier to Bunbury Natural Gas Pipeline (“DBNGP”)	122.2	137.4
Halco Mining, Inc.	113.6	110.1
Other	48.4	53.3

	$557.7	$593.1

As of December 31, 2013 and 2012, equity investments included the Ma’aden project, a natural gas pipeline in Australia (DBNGP, see Note O), and bauxite mining interests in Guinea (45% of Halco Mining, Inc.).

AWAC and the Saudi Arabian Mining Company, known as Ma’aden, have a 30-year joint venture shareholders’ agreement (automatic extension for an additional 20 years, unless the parties agree otherwise or unless earlier terminated) setting forth the terms for the development, construction, ownership and operation of an integrated bauxite mine and alumina refinery in Saudi Arabia. Specifically, the project to be developed by the joint venture will consist of a bauxite mine for the extraction of approximately 4,000 kmt of bauxite from the Al Ba’itha bauxite deposit near Quiba in the northern part of Saudi Arabia, and an alumina refinery with an initial capacity of 1,800 kmt. The refinery is being constructed in an industrial area at Ras Al Khair (formerly Ras Az Zawr) on the east coast of Saudi Arabia. First production for the mine and refinery is expected in 2014. The joint venture is owned 74.9% by Ma’aden and 25.1% by AWAC.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

G. Other Noncurrent Assets

	2013	2012

Deferred mine development	$210.7	$221.2
Prepaid gas transmission contract	315.0	362.8
Value-added tax receivable	304.9	335.4
Prepaid pension benefit	73.3	54.4
Goodwill	3.5	39.3
Computer software costs	10.8	18.0
Other	76.3	79.1

	$994.5	$1,110.2

H. Short-Term Borrowings, Long-Term Debt and Capital Lease Obligations

During 2012, AWA LLC received a loan from Alcoa Inc. for payments to Aluminium Bahrain B.S.C. (“Alba”). Amounts outstanding under this arrangement are $68.0 ($17.0 short-term) and $42.5 ($17.0 short-term) at December 31, 2013 and 2012, respectively. In January 2014, AWA LLC received an $88.0 loan from Alcoa Inc. for payments related to the DOJ and SEC settlements. See Note O for more information on the Alba matter. Additionally, there is a short-term loan recorded in Spain during 2013 in the amount of $23.2 as of December 31, 2013. This loan is for funding of working capital.

Also during 2012, AofA and Alcoa Inc. entered into a long-term loan agreement where AofA may borrow up to $300.0 to assist them with managing their daily cash requirements. At December 31, 2013 and 2012 the balance on this loan is $50.0 and is recorded in Long-term debt. Other balances in long-term debt consist of a loan recorded in Spain of $2.7 and $3.0 at December 31, 2013 and 2012, respectively.

AofA has capital lease obligations recorded, primarily related to mining equipment and the Booragoon, Australia office. Outstanding amounts under these leases classified as short-term are $3.0 and $3.3 at December 31, 2013 and 2012, respectively. Outstanding amounts under these leases classified as long-term are $5.0 and $5.3 at December 31, 2013 and 2012, respectively.

During 2008, AWA Brazil entered into a capital lease arrangement for energy assets. Annual payments of approximately $7.0 are required. Amounts outstanding under this arrangement were $17.1 ($8.9 short-term) and $18.6 ($8.2 short-term) as of December 31, 2013 and 2012, respectively.

AWAC participates in computerized payable settlement arrangements with certain vendors and third-party intermediaries. As of December 31, 2013 and 2012, short-term borrowings included $6.9 and $15.6, respectively, of amounts that will be paid to the third-party intermediaries. The arrangements provide that, at the vendor’s request, the third-party intermediary advances the amount of the scheduled payment to the vendor, less an appropriate discount, before the scheduled payment date. AWAC makes payment to the third-party intermediary on the date stipulated in accordance with the commercial terms negotiated with its vendors. Imputed interest on the borrowings were $0.8, $0.4 and $0.6 in 2013, 2012 and 2011, respectively. See Note A for additional information.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

I. Related Party Transactions

Sales to related parties included in the combined statements of (loss) income consist of sales of alumina and alumina-based chemicals to the majority owner of AWAC, Alcoa. The terms for all transactions and agreements between related parties and AWAC are established by negotiation between the parties.

Entities within AWAC have entered into contractual agreements with Alcoa for employee services, an administrative services agreement, a commodity hedging agreement and an alumina sales agreement. Total costs incurred by AWAC for these agreements were approximately $90.6 in 2013, $84.2 in 2012, and $75.2 in 2011. AWAC also has a long-term bauxite purchase agreement with an equity investee. Total purchases under this agreement were approximately $192.8, $193.0 and $162.9 during 2013, 2012 and 2011, respectively.

Certain employees of AWAC receive stock-based awards under Alcoa’s stock incentive plans, and AWAC records an expense for these plans. In 2013, 2012 and 2011, AWAC was charged and paid $1.7, $1.4 and $3.5, respectively, for stock option exercises and restricted share unit distributions under Alcoa stock incentive plans. As options are exercised, amounts to reimburse for issuance of shares were reflected as a dividend paid to partners, net of $0.5 in 2013, $0.4 in 2012 and $1.1 in 2011.

Related Party Notes Receivable

In 2011, three AWAC entities entered into an arrangement with Alcoa Global Treasury Services (AGTS), where the entities’ excess cash is swept to AGTS periodically in exchange for a note receivable bearing short-term interest. The participating AWAC entities are Australia, Spain and Suriname. The value of the notes at December 31, 2013 are $91.5, $0.0 and $0.0, respectively. The value of the notes at December 31, 2012 are $77.5, $11.2 and $0.0, respectively.

J. Lease Expense

Certain equipment, including process control hardware and software, as well as warehousing, office space, and ocean going vessels are under operating lease agreements. Total expense from continuing operations for all leases was $83.1 in 2013, $95.6 in 2012 and $111.6 in 2011. Under operating leases, minimum annual rentals are $69.8 in 2014, $61.2 in 2015, $52.1 in 2016, $47.7 in 2017, $43.6 for 2018 and a total of $161.2 for 2019 and thereafter.

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

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

The table below reflects the status of AWAC’s pension and postretirement benefit plans.

	Pension Benefits		Postretirement Benefits
	2013	2012	2013	2012

Change in benefit obligation
Benefit obligation at beginning of year	$1,194.2	$1,195.1	$88.2	$84.0
Service cost	40.9	49.5	0.8	0.7
Interest cost	52.3	48.6	3.9	4.0
Actuarial (gains) losses	(53.9)	(55.6)	(3.9)	2.9
Benefits paid	(80.7)	(83.2)	(3.6)	(3.7)
Participants’ contributions	13.5	17.4	—	—
Exchange rate	(122.5)	22.4	(1.9)	0.3

Projected benefit obligation at end of year	$1,043.8	$1,194.2	$83.5	$88.2

Change in plan assets
Fair value of plan assets at beginning of year	$1,123.0	$1,036.0	$—	$—
Actual return on plan assets	108.0	77.9	—	—
Employer contributions	53.8	75.4	—	—
Participants’ contributions	13.5	17.4	—	—
Benefits paid	(80.7)	(83.2)	—	—
Administrative expenses	(12.4)	(17.2)	—	—
Exchange rate	(120.0)	16.7	—	—

Fair value of plan assets at end of year	$1,085.2	$1,123.0	$—	$—

Funded status	$41.4	$(71.2)	$(83.5)	$(88.2)
Amounts attributed to joint venture partners	(1.6)	(1.4)	0.7	0.6

Net funded status	$39.8	$(72.6)	$(82.8)	$(87.6)

	Pension Benefits		Postretirement Benefits
	2013	2012	2013	2012
Amounts recognized in the Combined Balance Sheets consist of
Noncurrent assets	$73.3	$54.4	$—	$—
Current liabilities	—	—	(3.7)	(3.8)
Noncurrent liabilities	(33.5)	(127.0)	(79.1)	(83.8)

Net amount recognized	$39.8	$(72.6)	$(82.8)	$(87.6)

Amounts recognized in accumulated other comprehensive (loss) income consist of
Net actuarial (gains) loss	$264.6	$398.1	$(10.6)	$(9.0)
Prior service cost	1.1	2.6	0.3	0.3

Total, before tax effect	265.7	400.7	(10.3)	(8.7)

Less: Amounts attributed to joint venture partners	8.5	10.7	(0.2)	(0.2)

Net amount recognized, before tax effect	$257.2	$390.0	$(10.1)	$(8.5)

	Pension Benefits		Postretirement Benefits
	2013	2012	2013	2012
Components of net periodic benefit costs
Service cost	$39.0	$47.0	$0.7	$0.7
Interest cost	49.6	46.1	3.9	3.9
Expected return on plan assets	(69.0)	(71.6)	—	—
Amortization of prior service cost	1.5	1.7	—	0.5
Recognized actuarial (gains) losses	26.9	39.8	(1.2)	(0.9)

Net periodic benefit costs	$48.0	$63.0	$3.4	$4.2

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

	Pension Benefits		Postretirement Benefits
	2013	2012	2013	2012
Other changes in Plan assets and benefit obligations recognized in other comprehensive loss consist of
Net loss (gain)	$(106.6)	$(32.8)	$(2.8)	$2.6
Amortization of net gain (loss)	(26.9)	(39.8)	1.2	0.9
Amortization of prior service (cost) benefit	(1.5)	(1.7)	—	(0.5)

Totals before tax effect	(135.0)	(74.3)	(1.6)	3.0

Less: Amounts attributed to joint venture partners	(2.2)	(6.6)	—	(0.2)

Net amount recognized before tax effect	$(132.8)	$(67.7)	$(1.6)	$3.2

	Pension Benefits 2014	Postretirement Benefits 2014
Amounts expected to be recognized in net periodic benefit cost
Prior service cost recognition	$0.6	$—
Actuarial loss (gain) recognition	15.3	(1.4)

Pension Plan Benefit Obligations

	Pension Benefits
	2013	2012
The projected benefit obligation and accumulated benefit obligation for all defined benefit pension plans was as follows
Projected benefit obligation	$1,043.8	$1,194.2
Accumulated benefit obligation	1,023.6	1,143.1

The aggregate projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets was as follows
Projected benefit obligation	256.1	1,097.3
Fair value of plan assets	222.6	967.3

The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets was as follows
Accumulated benefit obligation	248.7	1,056.7
Fair value of plan assets	222.6	967.3

Assumptions

Weighted average assumptions used to determine benefit obligations at December 31:

	2013	2012

Weighted average assumptions
Discount rate, at year end	5.47%	4.81%
Rate of compensation increase	3.85%	3.89%

For a significant portion of the AWAC benefit obligation, the discount rate is based upon a yield available on government bonds plus a corporate bond spread with a term suitable to match the liabilities.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

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

Weighted average assumptions used to determine the net cost for years ended December 31:

	2013	2012	2011

Weighted average assumptions
Discount rate, at year end	4.81%	4.16%	5.56%
Expected long-term return on plan assets	6.96%	7.34%	7.35%
Rate of compensation increase	3.89%	3.93%	3.97%

The expected return on plan assets is based on historical performance as well as expected future rates of return on plan assets considering the current investment portfolio mix and the long-term investment strategy.

Assumed health care cost trend rates at December 31:

	2013	2012	2011

Health care cost trend rate assumed for next year	5.5%	6.0%	6.5%
Rate to which the cost trend rate gradually declines	4.5%	4.5%	5.0%
Year that the rate reaches the rate it is assumed to remain	2017	2017	2016

The assumed health care cost trend rate is used to measure the expected cost of gross eligible charges covered by Alcoa’s other postretirement benefit plans. For 2014, a 5.5% trend rate will be used reflecting management’s best estimate of the change in future health care costs covered by the plans.

Assumed health care cost trend rates have an effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	1%
	Increase	Decrease

Effect on total of service and interest cost components	$0.8	$(0.6)
Effect on postretirement benefit obligations	13.1	(10.6)

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

Plan Assets

AWAC’s pension plans’ investment policy, weighted average asset allocations at December 31, 2013 and 2012, by asset category, are as follows:

	Policy Range	Plan Assets
		2013	2012

Asset category
Equity securities	20-80%	40%	36%
Debt securities	0-80%	43%	46%
Real estate	0-20%	9%	10%
Other	0-40%	8%	8%

		100%	100%

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

Equity Securities

These securities consist of direct investments in the stock of publicly traded companies and are valued based on the closing price reported in an active market on which the individual securities are traded. As such, the direct investments are generally classified in Level 1. Also, these securities consist of the plans’ share of commingled funds that are invested in the stock of publicly traded companies and are valued at the net asset value of shares held at December 31. As such, these securities are generally included in Level 1 if quoted in an active market, otherwise they are included in Level 2.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

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

The following tables present the fair value of pension and postretirement plan assets classified under the appropriate level of the fair value hierarchy:

	2013
	Level 1	Level 2	Level 3	Total
Equity securities	$211.3	$200.5	$—	$411.8
Debt securities	148.8	319.3	—	468.1
Other investments	18.3	18.1	168.9	205.3

	$378.4	$537.9	$168.9	$1,085.2

	2012
	Level 1	Level 2	Level 3	Total
Equity securities	$241.4	$160.9	$—	$402.3
Debt securities	125.0	387.0	6.3	518.3
Other investments	21.7	22.4	158.3	202.4

	$388.1	$570.3	$164.6	$1,123.0

Pension plan assets classified as Level 3 in the fair value hierarchy represent other investments in which the trustee has used significant unobservable inputs in the valuation model. The following table presents a reconciliation of activity for such alternative investments:

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

	2013	2012

Balance at beginning of year	$164.6	$154.9
Realized gains	8.6	7.1
Unrealized (losses) gains	5.3	—
Purchases	19.5	15.8
Sales	(18.6)	(15.5)
Exchange rate	(10.5)	2.3
Transfers	—	—

Balance at end of year	$168.9	$164.6

*	In 2013 and 2012, there were no transfers of financial instruments into or out of Level 3.

Cash Flows

The minimum required cash contribution to the pension plans in 2014 is estimated to be $22.6.

Benefit payments expected to be paid to plan participants are as follows:

	Pension Benefits	Postretirement Benefits

Years Ending
2014	$89.2	$3.7
2015	87.9	4.0
2016	90.6	4.2
2017	93.8	4.3
2018	96.3	4.4
2019 through 2022	502.0	23.8

	$959.8	$44.4

Other Plans

Certain AWAC employees participate in a number of defined contribution plans sponsored by Alcoa. Expenses recognized by AWAC for these plans were $45.0 in 2013, $45.7 in 2012 and $41.9 in 2011.

Certain AWAC employees participate in pension and other postretirement benefit plans sponsored by Alcoa. Expenses recognized by AWAC for these plans were $7.8 and $4.1 in 2013, $6.8 and $4.1 in 2012, and $5.1 and $5.4 in 2011, respectively.

L. Income Taxes

The components of (loss) income before taxes were:

	2013	2012	2011

U.S.	$(382.9)	$(65.5)	$(26.8)
Foreign	197.8	(80.1)	636.1

	$(185.1)	$(145.6)	$609.3

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

The (benefit) provision for taxes on (loss) income consisted of:

	2013	2012	2011
Current
U.S. federal	$5.4	$5.1	$5.2
Foreign	133.7	53.0	207.2

	139.1	58.1	212.4

Deferred
U.S. federal	(0.9)	(0.6)	(0.2)
Foreign	(74.6)	(111.2)	(72.6)

	(75.5)	(111.8)	(72.8)

	$63.6	$(53.7)	$139.6

Reconciliation of the U.S. federal statutory rate to AWAC’s effective tax rate follows:

	2013	2012	2011

U.S. federal statutory rate	35.0%	35.0%	35.0%
Losses not taxed to AWAC (pass-through entities)	(71.3)	(13.7)	1.4
Goodwill amortization benefit	10.4	17.1	(4.3)
Statutory rate change adjustment	(1.4)	—	—
Taxes on foreign income	8.4	1.7	(6.8)
Impairment of primary goodwill	(5.7)	—	—
Changes in valuation allowance	(6.7)	(4.9)	1.1
Other	(3.0)	1.7	(3.5)

Effective tax rate	(34.3)%	36.9%	22.9%

AWAC has fully amortized its tax-deductible goodwill which had resulted from intercompany reorganizations. AWAC recognized the tax benefits associated with this tax-deductible goodwill as it was amortized for local income tax purposes rather than in the period in which the transaction is consummated.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

The components of net deferred tax assets and liabilities at December 31 follows:

	2013		2012
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Depreciation	$114.3	$226.9	$119.7	$286.0
Employee benefits	133.6	4.1	190.8	3.7
Loss provisions	92.1	11.7	97.6	13.7
Tax loss carryforwards	559.4	—	505.5	—
Tax credit carryforwards	6.2	—	4.7	—
Deferred income/expense	5.2	157.5	5.2	181.7
Other	22.1	122.7	31.6	128.1

	932.9	522.9	955.1	613.2

Valuation allowance	(125.2)	—	(118.9)	—

	$807.7	$522.9	$836.2	$613.2

The following table details the expiration periods of the deferred tax assets presented above:

	Expires within 0-10 Years	Expires within 11-20 Years	No Expiration	Other	Total

Tax loss carryforwards	$85.8	$138.1	$335.5	$—	$559.4
Tax credit carryforwards	1.8	4.4	—	—	6.2
Other	—	—	215.9	151.4	367.3
Valuation allowances	(52.4)	—	(28.3)	(44.5)	(125.2)

	$35.2	$142.5	$523.1	$106.9	$807.7

Deferred tax assets with no expiration may still have annual limitations on utilization. Other represents deferred tax assets whose expiration is dependent upon the reversal of the underlying temporary difference.

The total deferred tax asset (net of valuation allowance) is supported by taxable temporary differences that reverse within the carryforward period (approximately 22%), and projections of future improvements in taxable income exclusive of reversing temporary differences (approximately 78%).

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

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

In December 2011, AWA Brazil applied for a tax holiday related to its expanded mining and refining operations. During 2013, the application was amended and re-filed. If approved, the tax rate for this subsidiary will decrease significantly, resulting in future cash tax savings over the 10-year holiday period (would be retroactively effective as of January 1, 2013). Additionally, the net deferred tax asset of the subsidiary would be remeasured at the lower rate in the period the holiday is approved. This remeasurement would result in a decrease to the net deferred tax asset and a noncash charge to earnings of approximately $50.0. As of December 31, 2013, AWA Brazil’s application is still pending.

The following table details the changes in the valuation allowance at December 31:

	2013	2012	2011

Balances at beginning of year	$118.9	$108.4	$112.8
Increase to allowance	11.5	9.8	2.3
Release of allowance	(0.5)	(0.2)	(6.7)
Foreign currency translation	(4.7)	0.9	—

Balances at end of year	$125.2	$118.9	$108.4

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

December 31, 2013, 2012 and 2011

(US dollars in millions)

The aluminum, energy, interest rate, and foreign exchange contracts are held for purposes other than trading. They are used primarily to mitigate uncertainty and volatility, and to cover underlying exposures. AWAC is not involved in trading activities for energy, weather derivatives, or other nonexchange commodity trading activities.

The fair values of outstanding derivative contracts recorded as assets in the accompanying combined balance sheet were as follows:

	Balance Sheet Location	Level	2013	2012

Asset Derivatives
Derivatives designated as hedging instruments:
Energy contracts	Fair value of derivative contracts, current	1	$0.2	$—
Energy contracts	Fair value of derivative contracts, noncurrent	1	—	0.1
Energy contracts	Fair value of derivative contracts, noncurrent	3	6.3	2.9
Derivatives not designated as hedging instruments*:
Aluminum contracts	Fair value of derivative contracts, current	3	146.0	204.2
Aluminum contracts	Fair value of derivative contracts, noncurrent	3	175.4	325.6

Total asset derivatives			$327.9	$532.8

*	See the “Other” section within Note M for additional information on AWAC’s purpose for entering into derivatives not designated as hedging instruments and its overall risk management strategies.

There were no derivative contracts recorded as liabilities in the accompanying combined balance sheet at December 31, 2013 and 2012.

The following table shows the net fair values of outstanding derivative contracts at December 31, 2013 and the effect on these amounts of a hypothetical change (increase or decrease of 10%) in the market prices or rates that existed at December 31, 2013:

	Fair Value	Index change of +/- 10%

Aluminum contracts	$321.4	$1.5
Energy contracts	6.5	215.0

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

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

December 31, 2013, 2012 and 2011

(US dollars in millions)

The following table presents AWAC’s derivative contract assets that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy (there were no transfers in or out of Levels 1 and 2 during the periods presented):

	2013	2012

Assets
Level 1	$0.2	$0.1
Level 2	—	—
Level 3	327.7	532.7

	$327.9	$532.8

Liabilities
Level 1	$—	$—
Level 2	—	—
Level 3	—	—

	$—	$—

Financial instruments classified as Level 3 in the fair value hierarchy represent derivative contracts in which management has used at least one significant unobservable input in the valuation model. The following table presents a reconciliation of activity for such derivative contracts on a net basis:

	Aluminum Contracts	Energy Contracts

Balances at January 1, 2013	$529.8	$2.9
Total gains (losses) (realized and unrealized) included in
Sales	—	—
Cost of goods sold	(196.2)	—
Other (income) expense, net	28.1	—
Other comprehensive loss	—	3.5
Purchases, sales, issuances and settlements	—	—
Transfers in and (or) out of Level 3	—	—
Foreign currency translation	(40.3)	(0.1)

Balances at December 31, 2013	$321.4	$6.3

Change in unrealized gains or losses included in earnings for derivative contracts held at December 31, 2013
Sales	$—	$—
Cost of goods sold	—	—
Other income, net	28.1	—

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

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

As reflected in the table above, the net unrealized gain on derivative contracts using Level 3 valuation techniques was about $327.7 and $532.7 as of December 31, 2013 and 2012, respectively. These gains were mainly attributed to embedded derivatives in power contracts.

In July 2012, as provided for in the arrangements, management elected to modify the pricing for two existing power contracts, which end in 2014 and 2016 (see directly below), for AWAC’s two smelters in Australia. These contracts contain an LME-linked embedded derivative, which previously was not recorded as an asset in AWAC’s Combined Balance Sheet. Beginning on January 1, 2001, all derivative contracts were required to be measured and recorded at fair value on an entity’s balance sheet under GAAP; however, an exception existed for embedded derivatives upon meeting certain criteria. The LME-linked embedded derivative in these two contracts met such criteria at that time. Management’s election to modify the pricing of these contracts qualifies as a significant change to the contracts thereby requiring that the contracts now be evaluated under derivative accounting as if they were new contracts. As a result, AWAC recorded a derivative asset in the amount of about $583.3 with an offsetting liability (deferred credit) recorded in Deferred credit related to derivative contracts, current and noncurrent. Unrealized gains and losses from the embedded derivative were included in Other (income) expense, net on the accompanying Combined Statements of (Loss) Income, while realized gains and losses were included in Cost of goods sold on the accompanying Combined Statements of (Loss) Income as electricity purchases are made under the contracts. The deferred credit is recognized in Other (income) expense, net on the accompanying Combined Statements of (Loss) Income as power is received over the life of the contracts. The embedded derivative is valued using the probability and interrelationship of future LME prices, Australian dollar to U.S. dollar exchange rates, and the U.S. consumer price index. Significant increases or decreases in the LME price would result in a higher or lower fair value measurement. An increase in actual LME price over the inputs used in the valuation model will result in a higher cost of power and a decrease to the embedded derivative asset.

Also, included within Level 3 measurements is a derivative contract that will hedge the anticipated power requirements at AWAC’s Portland smelter in Australia once the existing contract expires in 2016. This derivative hedges forecasted power purchases through December 2036. Beyond the term where market information is available, management has developed a forward curve, for valuation purposes, based on independent consultant market research. The effective portion of

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

gains and losses on this contract was recorded in Other comprehensive loss on the accompanying Combined Balance Sheet until the designated hedge period begins in 2016. Once the hedge period begins, realized gains and losses will be recorded in Cost of goods sold. Significant increases or decreases in the power market may result in a higher or lower fair value measurement. Higher prices in the power market would cause the derivative asset to increase in value. AWAC had a similar contract for its Point Henry smelter in Australia once the existing contract expires in 2014, but elected to terminate the new contract in early 2013. This election was available to AWAC under the terms of the contract and was made due to a projection that suggested the contract would be uneconomical. Prior to termination, the new contract was accounted for in the same manner as the contract for the Portland smelter.

Additionally, AWAC has a six-year natural gas supply contract, which has an LME-linked ceiling. This contract is valued using probabilities of future LME aluminum prices and the price of Brent crude oil (priced on Platts), including the interrelationships between the two commodities subject to the ceiling. Any change in the interrelationship would result in a higher or lower fair value measurement. An LME ceiling was embedded into the contract price to protect against an increase in the price of oil without a corresponding increase in the price of LME. An increase in oil prices with no similar increase in the LME price would limit the increase of the price paid for natural gas. Unrealized gains and losses from this contract were included in Other (income) expense, net on the accompanying Combined Statements of (Loss) Income, while realized gains and losses will be included in Cost of goods sold on the accompanying Combined Statements of (Loss) Income as gas purchases are made under the contract.

The following table presents quantitative information for Level 3 derivative contracts:

	Fair Value at December 31, 2013	Valuation Technique	Unobservable Input	Range ($ in full amounts)

Assets
Aluminum contract	$0.4	Discounted cash flow	Interrelationship of future aluminum and oil prices	Aluminum: $1,774 per metric ton in 2014 to $2,221 per metric ton in 2018 Oil: $112 to $89 per barrel

Aluminum contract	321.0	Discounted cash flow	Interrelationship of future aluminum prices, foreign currency exchange rates, and the U.S. consumer price index (CPI)	Aluminum: $1,784 per metric ton in 2014 to $2,064 per metric ton in 2016 Foreign currency: A$1 = $0.89 in 2014 to $0.83 in 2016 CPI: 1982 base year of 100 and 231 in 2014 to 246 in 2016

Energy contracts	6.3	Discounted cash flow	Price of electricity beyond forward curve	$82 per megawatt hour in 2014 to $154 per megawatt hour in 2036

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

Cash Flow Hedges

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive (loss) income (OCI) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion)			Location of Gain or (Loss) Reclassified From Accumulated OCI Into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified From Accumulated OCI Into Income (Effective Portion)*			Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded From Effectiveness Testing	Amount of Gain or (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded From Effectiveness Testing)**
	December 31,				December 31,				December 31,
Derivatives in cash flow hedging relationships	2013	2012	2011		2013	2012	2011		2013	2012	2011

Aluminum contract	$—	$—	$—	Sales	$—	$—	$—	Other (income) expense, net	$—	$—	$—
Energy contracts	2.4	0.4	(4.1)	Cost of Goods sold	—	—	—	Other (income) expense, net	0.1	0.1	—
Foreign exchange contracts	—	—	—	Sales	—	—	—	Other (income) expense, net	—	—	—
Interest rate contracts***	4.9	(2.5)	(9.8)	Other (income) expense, net	—	—	(1.4)	Other (income) expense, net	—	—	—

	$7.3	$(2.1)	$(13.9)		$—	$—	$(1.4)		$0.1	$0.1	$—

*	Assuming market rates remain constant with the rates at December 31, 2013, a loss of $1.4 is expected to be recognized in earnings over the next 12 months.
**	In 2013, 2012 and 2011, there was no amount of gain or (loss) recognized in earnings related to the ineffective portion of the hedging relationships. There was $0.1 recognized in earnings related to the amount excluded from the assessment of hedge effectiveness in 2013 and 2012. There were no amounts of gain or (loss) recognized in earnings related to the amount excluded from the assessment of hedge effectiveness in 2011.
***	Alcoa invests in an equity method investment which holds interest rate swaps which are designated as cash flow hedges.

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

AWAC had the following outstanding forward and option contracts that were entered into to hedge forecasted transactions:

	2013	2012

Energy contracts
Electricity (megawatt hours)	59,409,328	100,578,295
Natural gas (million British thermal units)	19,980,000	19,160,000

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

Other

AWAC has certain derivative contracts that do not qualify for hedge accounting treatment and, therefore, the fair value gains and losses on these contracts are recorded in earnings as follows:

Derivatives Not Designated as Hedging	Location of Gain or (Loss) Recognized in Earnings	Amount of Gain or (Loss) Recognized in Earnings on Derivatives
Instruments	on Derivatives	2013	2012	2011

Aluminum contracts	Other (income) expenses, net	$28.1	$15.3	$—

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

Other Financial Instruments

The carrying values and fair values of AWAC’s financial instruments at December 31 were as follows:

	2013		2012
	Carrying Value	Fair Value	Carrying Value	Fair Value

Cash and cash equivalents	$189.5	$189.5	$126.0	$126.0
Related party notes receivable	91.5	91.5	88.7	88.7
Short-term borrowings	47.1	47.1	32.6	32.6
Long-term debt	103.7	103.7	78.5	78.5

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

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

Long-Term Debt

The fair value of long-term debt is based on anticipated cash flows which approximates carrying value and was classified in Level 2 of the fair value hierarchy.

N. Cash Flow Information

Cash payments for interest and taxes follow:

	2013	2012	2011

Interest, net of amount capitalized	$9.6	$5.6	$4.2
Income taxes, net of amount refunded	78.1	166.7	237.7

O. Contingencies and Commitments

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

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

On October 9, 2012, the Alcoa Parties, without admitting any liability, entered into a settlement agreement with Alba. The agreement called for AWA to pay Alba $85.0 in two equal installments, one-half at time of settlement and one-half one year later, and for the case against the Alcoa Parties to be dismissed with prejudice. Additionally, AWA and Alba entered into a long-term alumina supply agreement. On October 9, 2012, pursuant to the settlement agreement, AWA paid Alba $42.5, and all claims against the Alcoa Parties were dismissed with prejudice. On October 9, 2013 pursuant to the settlement agreement, AWA paid the remaining $42.5. Based on the settlement agreement, in the 2012 third quarter, AWA recorded a $40.0 charge in addition to the $45.0 charge it recorded in the 2012 second quarter in respect of the suit.

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

In the past year, Alcoa had been seeking settlements of both investigations. In the second quarter of 2013, Alcoa proposed to settle the DOJ matter by offering the DOJ a cash payment of $103.0 Based on this offer, AWA recorded a charge of $103.0 in the six months ended June 30, 2013. Also in the six months ended June 30, 2013, Alcoa exchanged settlement offers with the SEC. However, the SEC staff rejected Alcoa’s offer of $60.0 and no charge was recorded. During the remainder of 2013, settlement discussions with both the DOJ and the SEC continued.

On January 9, 2014, Alcoa resolved the investigations by the DOJ and the SEC. The settlement with the DOJ was reached with AWA. Under the terms of a plea agreement entered into with the DOJ, effective January 9, 2014, AWA pled guilty to one count of violating the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”). As part of the DOJ resolution, AWA agreed to pay a total of $223.0, including a fine of $209.0 payable in five equal installments over four years. The first installment of $41.8, plus a one-time administrative forfeiture of $14.0, will be paid in the first quarter of 2014 (paid on January 22, 2014), and the remaining installments of $41.8 each will be paid in the first quarters of 2015-2018. The DOJ is bringing no case against Alcoa Inc.

Effective January 9, 2014, the Company also settled civil charges filed by the SEC in an administrative proceeding relating to the anti-bribery, internal controls, and books and records provisions of the FCPA. Under the terms of the settlement with the SEC, the Company agreed to a settlement amount of $175.0, but will be given credit for the $14.0 one-time forfeiture payment, which is part of the DOJ resolution, resulting in a total cash payment to the SEC of $161.0 payable in five equal installments over four years. The first installment of $32.2 will be paid to the SEC in the first quarter of 2014 (paid on January 22, 2014), and the remaining installments of $32.2 each will be paid in the first quarters of 2015-2018.

There was no allegation in the filings by the DOJ and there was no finding by the SEC that anyone at Alcoa Inc. knowingly engaged in the conduct at issue.

Based on the resolutions with both the DOJ and SEC, in the 2013 fourth quarter, AWA recorded a $288.0 charge, which includes legal costs of $7.0, in addition to the $103.0 charge it recorded in the 2013 second quarter in respect of the investigations. The $88.0 million paid in the first quarter 2014 is recorded in Other current liabilities in the Combined Balance Sheet.

On April 23, 2004, St. Croix Renaissance Group, L.L.L.P. (SCRG), Brownfield Recovery Corp., and Energy Answers Corporation of Puerto Rico (collectively referred to as “Plaintiffs”) filed a suit against St. Croix Alumina L.L.C. and Alcoa World Alumina, LLC (collectively referred to as “Alcoa”)

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

in the Territorial Court of the Virgin Islands, Division of St. Croix for claims related to the sale of Alcoa’s former St. Croix alumina refinery to Plaintiffs. Alcoa thereafter removed the case to federal court and after a several year period of discovery and motion practice, a jury trial on the matter took place in St. Croix from January 11, 2011 to January 20, 2011. The jury returned a verdict in favor of Plaintiffs and awarded damages as described: on a claim of breaches of warranty, the jury awarded $13.0; on the same claim, the jury awarded punitive damages in the amount of $6.0; and on a negligence claim for property damage, the jury awarded $10.0. Plaintiffs filed a motion seeking pre-judgment interest on the jury award. On February 17, 2011, Alcoa filed post-trial motions seeking judgment notwithstanding the verdict or, in the alternative, a new trial. On May 31, 2011, the court granted Alcoa’s motion for judgment regarding Plaintiffs’ $10.0 negligence award and denied the remainder of Alcoa’s motions. Additionally, the court awarded Plaintiffs pre judgment interest of $2.0 on the breach of warranty award. As a result of the court’s post-trial decisions, Alcoa recorded a charge of $20.3 in 2011 (Note R). On June 14, 2011, Alcoa filed a notice of appeal with the U.S. Court of Appeals for the Third Circuit regarding Alcoa’s denied post-trial motions. On June 22, 2011, SCRG filed a notice of cross appeal with the Third Circuit Court related to certain pre-trial decisions of the court and of the court’s post-trial ruling on the negligence claim. The Third Circuit Court referred this matter to mediation as is its standard practice in appeals. Following mediation and further, separate settlement discussions, the parties executed an agreement dated September 30, 2011 resolving the matter in its entirety, and subsequently jointly petitioned (i) the District Court to release Alcoa from the jury verdict and (ii) the Third Circuit Court of Appeals to dismiss the matter. On March 13, 2012, the District Court entered an order discharging Alcoa from the jury verdict and, on March 14, 2012, the Third Circuit Court of Appeals dismissed the matter. This matter is now fully resolved.

Other

In March 2013, Alcoa World Alumina Brasil (AWAB), was notified by the Brazilian Federal Revenue Office (RFB) that approximately $110.0 (R$220.0) of value added tax credits previously claimed are being disallowed and a penalty of 50% assessed. Of this amount, AWAB received $41.0 (R$82.0) in cash in May 2012. The value added tax credits were claimed by AWAB for both fixed assets and export sales related to the Juruti bauxite mine and São Luís refinery expansion. The RFB has disallowed credits they allege belong to the consortium in which AWAB owns an interest and should not have been claimed by AWAB. Credits have also been disallowed as a result of challenges to apportionment methods used, questions about the use of the credits, and an alleged lack of documented proof. The assessment is currently in the administrative process, which could take approximately two years to complete. AWAB presented defense of its claim to the RFB on April 8, 2013. If AWAB is successful in the administrative process, the RFB would have no further recourse. If unsuccessful in this process, AWAB has the option to litigate at a judicial level. The estimated range of reasonably possible loss is $0.0 to $65.0 ($R155.0), whereby the maximum end of the range represents the sum of the portion of the disallowed credits applicable to the export sales and a 50% penalty of the gross amount disallowed. Additionally, the estimated range of disallowed credits related to AWAB’s fixed assets is $0.0 to $75.0 (R$175.0), which would increase the net carrying value of AWAB’s fixed assets if ultimately disallowed. It is management’s opinion that the allegations have no basis; however, at this time, management is unable to reasonably predict an outcome for this matter.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

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

Commitments

In October 2004, AWAC agreed to acquire a 20% interest in a consortium formed to acquire the DBNGP in Western Australia in exchange for an initial cash investment of $17.0. The investment in the DBNGP, which is classified as an equity investment, was made in order to secure a competitively priced long-term supply of natural gas to Alcoa’s refineries in Western Australia. AWAC has made additional contributions of $140.8 for its share of the pipeline capacity expansion and other operational purposes of the consortium through September 2011. No further expansion of the pipeline’s capacity is planned at this time. In late 2011, the consortium initiated a three-year equity call plan to improve its capital structure. This plan requires AWAC to contribute $40.0, of which $11.0 and $12.7 was made in 2013 and 2012, respectively. In addition to its equity ownership, AWAC has an agreement to purchase gas transmission services from the DBNGP. At December 31, 2013, AWAC has recorded a noncurrent asset of $315.0 representing prepayments made under an agreement for future gas transmission services. AWAC’s maximum exposure to loss on the investment and related contract is approximately $444.7 as of December 31, 2013.

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

AWAC has entered into other purchase commitments for energy, raw materials, freight and other goods and services which total $1,670.0 in 2014, $1,234.2 in 2015, $1,094.6 in 2016, $1,041.7 in 2017, $957.1 in 2018 and $5,667.1 thereafter.

AWAC has outstanding letters of credit primarily related to environmental and leasing activities. The total amount committed under these letters of credit, which expire at various dates, mostly in 2013, was $5.7 at December 31, 2013. AWAC also has outstanding bank guarantees related to legal, customs duties, environmental, and leasing obligations, among others. The total amount committed under these guarantees, which expire at various dates, was $95.2 at December 31, 2013.

AWAC has outstanding surety bonds primarily related to customs duties. The total amount committed under these bonds, which automatically renew or expire at various dates, mostly in 2013, was $0.7 at December 31, 2013.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

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

AWAC’s remediation reserve balance at the end of 2013 and 2012 was $9.8 and $12.3, respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. Of the $9.8 reserve at December 31, 2013, $1.8 is classified as current on the combined balance sheet.

Q. Restructuring and Other Charges

Restructuring and other charges were $431.5, $93.1 and $52.9 during 2013, 2012 and 2011, respectively. In 2013, $384.0 of the charge related to the Alba Settlement (Note O), $30.2 related to goodwill impairment (Note A), $13.1 related to the asset impairment in Australia, and the majority of the remainder related to severance. In 2012, $85.0 of the charge was for the Alba Settlement, and the majority of the remainder was for severance costs, primarily in Point Henry. In 2011, $20.3 was recorded for the St. Croix remediation settlement (Note O), $14.1 was recorded as an asset impairment for the permanent shut down of an Australian spent pot lining processing facility, and $18.1 was recorded for severance charges, primarily related to Australia actions.

	2013	2012	2011

Alba settlement	$384.0	$85.0	$—
Goodwill impairment	30.2	—	—
Asset impairment	13.1	—	14.1
Environment settlement	—	—	20.3
Severance and other exit costs	4.2	8.1	18.5

	$431.5	$93.1	$52.9

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

Activity and reserve balances for restructuring charges were as follows:

Reserve balance at December 31, 2010	$6.9
Cash payments	(16.6)
Restructuring charges	52.9
Impairment charges	(14.1)
St. Croix remediation settlement	(20.3)
Other	0.2

Reserve balance at December 31, 2011	$9.0

Cash payments	(10.1)
Restructuring charges	93.1
Alba litigation charge	(85.0)
Other	2.8

Reserve balance at December 31, 2012	$9.8

Cash payments	(5.3)
Restructuring charges	431.5
Alba litigation charge	(384.0)
Primary metals goodwill impairment	(30.2)
CWIP impairment	(13.1)
Other	(0.5)

Reserve balance at December 31, 2013	$8.2

R. Other (Income) Expense, Net

	2013	2012	2011

Interest income	$(2.6)	$(3.4)	$(5.2)
Equity (income) loss	3.5	(4.7)	(25.1)
Gain on sale of Hotham Farm	—	—	(42.9)
Gain from Suriname land sales	(5.9)	(7.9)	—
Foreign currency gains/losses, net	(2.4)	(8.3)	13.2
Gain on derivatives activity	(28.1)	(16.2)	(0.2)
Other, net	5.1	6.1	1.1

	$(30.4)	$(34.4)	$(59.1)

During 2011, the sale of Hotham Farm in Australia resulted in a gain of approximately $42.9. Additionally, in 2011 equity income included higher earnings of $24.0 from the DBNGP investment in Australia due to the recognition of a discrete income tax benefit by the consortium.

Alcoa World Alumina and Chemicals

(Majority owned by Alcoa Inc.)

Notes to Combined Financial Statements—(Continued)

December 31, 2013, 2012 and 2011

(US dollars in millions)

S. Subsequent Events

In January 2014, the Company resolved the Alba matter that existed as of December 31, 2013 (see Government Investigations under Litigation in Note P).

In February 2014, the Company announced it will permanently close its Point Henry aluminum smelter in Geelong, Australia. The smelter will close in August 2014, which will reduce Alcoa’s global smelting capacity by 190,000 metric tons. Total restructuring-related charges associated with the closure is expected to be $265.0 after-tax.

The combined financial statements of AWAC are derived from the financial statements of Alcoa, which were issued on February 13, 2014. Accordingly, AWAC management has evaluated transactions for consideration as recognized subsequent events in the annual financial statements through the date of February 13, 2014. Additionally, AWAC has evaluated transactions that occurred as of the issuance of these combined financial statements, March 4, 2014, for purposes of disclosure of unrecognized subsequent events.